**VARIABLE ANNUITY ACCOUNT C**

**ING Life Insurance and Annuity Company**

**Multiple Sponsored Retirement Options**

**May 1, 2014 Supplement to May 1, 2014 Contract Prospectus and
Contract Prospectus Summary**

**St. John's Regional Health Center**

The following is a negotiated provision concerning the early withdrawal charge applicable to the St. John's Regional Health Center tax-deferred annuity plan. (**See "FEES – Early Withdrawal Charge**" in the Contract Prospectus and the Contract Prospectus Summary):

You may withdraw up to 10% of your current account each year without incurring an early withdrawal charge. This applies only to the first partial withdrawal in each calendar year. The amount eligible will be determined using the account value on the date we receive the withdrawal request. This provision is available to anyone up to age 70½ (instead of between the ages of 59½ and 70½). Outstanding loan amounts on 403(b) accounts are not included in the account value for the purpose of calculating the eligible partial withdrawal. This provision does not apply to full withdrawals or to partial withdrawals due to loan default.

*Insurance products, annuities and retirement plan funding issued by (third party administrative services may also be provided by) ING Life Insurance and Annuity Company. One Orange Way, Windsor, CT 06095. **Securities are distributed by ING Financial Advisers, LLC (member SIPC). Securities may also be distributed through other broker-dealers with which ING Financial Advisers, LLC has selling agreements.***

**VARIABLE ANNUITY ACCOUNT C**

**ING Life Insurance and Annuity Company**

**Multiple Sponsored Retirement Options**

**May 1, 2014 Supplement to the May 1, 2014 Contract Prospectus
or Contract Prospectus Summary**

**Oregon University System**

We have issued group contracts to Oregon University System ("OUS") (which contracts are to be assumed by "University of Oregon ("UO")" effective June 1, 2014) as funding vehicles for its 403(b) and 401(a) plans.  We do not serve as record keeper for participant accounts under these contracts; rather, we have issued them as unallocated contracts. OUS has designated Fidelity Investments Institutional Operations Company, Inc. ("Fidelity") to be its administrative service provider for its plans and to act as record keeper for the individual accounts under the contracts.  As directed by OUS, we pay Fidelity up to 15 bps of the average amount invested in the ING Life Insurance and Annuity Company (the "Company," "we," "us" and "our") contracts under the plans in consideration for providing these participant-level record keeping services.

Because we are not serving as participant record keeper for these contracts, the following information supersedes any information to the contrary in the Contract Prospectus and Contract Prospectus Summary:

1. Participant transfers will not be monitored by the Company under its excessive trading policy. Instead, Fidelity will monitor transfers pursuant to its own excessive trading policy.  You may obtain more information about Fidelity's excessive trading policy by contacting Fidelity as provided for in your enrollment materials; and
2. All inquiries, transactions requests, and administrative requests should be directed to Fidelity as provided for in your enrollment materials.  Any such requests directed to the Company will be considered not in good order.

# ING Life Insurance and Annuity Company
and its
## Variable Annuity Account C

## MULTIPLE SPONSORED RETIREMENT OPTIONS

### Supplement Dated May 1, 2014 to the Contract Prospectus
### and Contract Prospectus Summary, each dated May 1, 2014

This supplement updates and amends certain information contained in your variable annuity Contract Prospectus and Contract Prospectus Summary. Please read it carefully and keep it with your Contract Prospectus and Contract Prospectus Summary for future reference.

_____

### Notice of and Important Information About Upcoming Fund Reorganizations

The Boards of Trustees of Voya Investors Trust and Voya Variable Products Trust approved separate proposals to reorganize the following "Merging Portfolios" with and into the following "Surviving Portfolios." The proposed reorganizations are subject to approval by the shareholders of each Merging Portfolio. If shareholder approval is obtained, it is expected each reorganization will be effective on or about the close of business on July 18, 2014 (the "Reorganization Effective Date").

| *Merging Portfolios* | *Surviving Portfolios* |
|---|---|
| VY BlackRock Health Sciences Opportunities Portfolio (Class S) <br> VY BlackRock Large Cap Growth Portfolio (Class I) <br> VY Marsico Growth Portfolio (Class I) | Voya Large Cap Growth Portfolio (Class I) |
| VY MFS Total Return Portfolio (Class S) | VY Invesco Equity and Income Portfolio (Class I) |

**Voluntary Transfers Before the Reorganization Effective Date.** Prior to the Reorganization Effective Date, you may transfer amounts allocated to the subaccount that invests in the Merging Funds to any other available subaccount or any available fixed interest option. There will be no charge for any such transfer, and any such transfer will not count as a transfer when imposing any applicable restriction or limit on transfers. See the "Transfers" section of your Contract Prospectus or the "Investment Options" section of your Contract Prospectus Summary for information about making subaccount transfers.

**On the Reorganization Effective Date:**
• Your investment in the subaccount that invested in the Merging Funds will automatically become an investment in the subaccount that invests in the Surviving Funds with an equal total net asset value. You will not incur any tax liability because of this automatic reallocation and your contract value immediately before the reallocation will equal your contract value immediately after the reallocation;
• All existing account balances invested in Class S shares of the VY BlackRock Health Sciences Opportunities Portfolio, Class I shares of the VY BlackRock Large Cap Growth Portfolio and Class I shares of VY Marsico Growth Portfolio will automatically become investments in the subaccount that invests in Class I shares of the VY Large Cap Growth Portfolio; and
• All existing account balances invested in Class S shares of the VY MFS Total Return Portfolio will automatically become investments in the subaccount that invest in Class I shares of the VY Invesco Equity and Income Portfolio.

Class I shares have lower total fund expenses than Class S shares, and the effect of this transaction is to give contract owners an investment in a similar fund managed by the same investment adviser at a lower cost.

**Automatic Fund Reallocation After the Reorganization Effective Date.** After the Reorganization Effective Date, the Merging Funds will no longer be available through your contract. Unless you provide us with alternative allocation instructions after the Reorganization Effective Date all allocations directed to the subaccount that invested in the Merging Funds will be automatically allocated to the subaccounts that invests in the Surviving Funds. See the "Transfers" section of your Contract Prospectus or Contract Prospectus Summary for information about making fund allocation changes.

**Allocation Instructions.** You may give us alternative allocation instructions at any time by contacting us at Customer Service, Defined Contribution Administration, P.O. Box 990063, Hartford, CT 06199-0063 or calling us at 1-800-262-3862.

**Information about the Surviving Funds.** Summary information about the Surviving Funds can be found in Appendix V of your Contract Prospectus or Contract Prospectus Summary. More detailed information can be found in the current prospectus and Statement of Additional Information for that fund.

All references in the Contract Prospectus and Contract Prospectus Summary to the Merging Portfolios and Surviving Portfolios are changed accordingly.

## More Information is Available

More information about the funds available through your contract, including information about the risks associated with investing in them can be found in the current prospectus and Statement of Additional Information for each fund. You may obtain these documents by contacting us at:


Customer Service
Defined Contribution Administration
P.O. Box 990063
Hartford, CT 06199-0063
1-800-262-3862


If you received a summary prospectus for any of the funds available through your contract, you may obtain a full prospectus and other fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the email address shown on the front of the fund's summary prospectus.

# ING LIFE INSURANCE AND ANNUITY COMPANY
## Variable Annuity Account C
## MULTIPLE SPONSORED RETIREMENT OPTIONS
## CONTRACT PROSPECTUS – MAY 1, 2014

**The Contracts.** The contracts described in this prospectus are group or individual deferred fixed and variable annuity contracts issued by ING Life Insurance and Annuity Company (the "Company," "we," "us," "our"). They are intended to be used as funding vehicles for certain types of retirement plans and to qualify for beneficial tax treatment and/or to provide current income reduction under certain sections of the Internal Revenue Code of 1986, as amended (the "Tax Code").

**Why Reading This Prospectus Is Important.** Before you participate in the contract through your retirement plan, you should read this prospectus. It provides facts about the contract and its investment options. Plan sponsors (generally your employer) should read this prospectus to help determine if the contract is appropriate for their plan. Keep this document for future reference.

**Investment Options.** The contracts offer variable investment options and fixed interest options. When we establish your account(s), the contract holder, (generally, the sponsor of your retirement plan or a trust), or you if permitted by the plan, instructs us to direct account dollars to any of the available options. Some investment options may be unavailable through certain contracts and plans, or in some states.

**Variable Investment Options.** Variable investment options available through the contracts are listed on the next page. These options are called subaccounts. The subaccounts are within Variable Annuity Account C (the "separate account"), a separate account of the Company. Each subaccount invests in one of the mutual funds (funds) listed on the next page. Earnings on amounts invested in a subaccount will vary depending upon the performance and fees of its underlying fund. You do not invest directly in or hold shares of the funds.

**Risks Associated with Investing in the Funds.** Information about the risks of investing in the funds through the contract is located in the "**INVESTMENT OPTIONS**" section on page 12. The particular risks associated with each fund are detailed in the fund's prospectus. Read this prospectus in conjunction with the fund prospectuses, and retain them for future reference.

**Fixed Interest Options:**
  • Guaranteed Accumulation Account     • Fixed Plus Account     • Fixed Account

Except as specifically mentioned, this prospectus describes only the variable investment options. However, we describe the fixed interest options in the appendices to this prospectus. There is also a separate prospectus for the Guaranteed Accumulation Account ("GAA").

**Compensation.** We pay compensation to broker-dealers whose registered representatives sell the contracts. **See "CONTRACT DISTRIBUTION"** for further information about the amount of compensation we pay.

**Getting Additional Information.** If you received a summary prospectus for any of the funds available through your contract, you may obtain a full prospectus and other fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the email address shown on the front of the fund's summary prospectus. You may obtain the May 1, 2014 Statement of Additional Information ("SAI") without charge by indicating your request on your enrollment materials or calling the Company at 1-800-262-3862 or writing to us at the address referenced under "**CONTRACT OVERVIEW - Questions: Contacting the Company.**" You may also obtain a prospectus or an SAI for any of the funds, or a Guaranteed Accumulation Account prospectus, by calling that number. The contract prospectus, the Guaranteed Accumulation Account prospectus, the SAI and other information about the separate account may be obtained by accessing the Securities and Exchange Commission ("SEC") website, http://www.sec.gov. Copies of this information may also be obtained, after paying a duplicating fee, by contacting the SEC Public Reference Branch. Information on the operations of the SEC Public Reference Branch may be obtained by calling 1-202-551-8090 or 1-800-SEC-0330, e-mailing publicinfo@sec.gov, or by writing to the SEC Public Reference Branch, 100 F Street, NE, Room 1580, Washington, D.C. 20549. When looking for information regarding the contracts offered through this prospectus, you may find it useful to use the number assigned to the registration statement of the contract prospectus under the Securities Act of 1933. This number is 333-01107. The number assigned to the registration statement for GAA is 333-180532. The SAI table of contents is listed on page 54 of this prospectus. The SAI is incorporated into this prospectus by reference.

**Additional Disclosure Information.** Neither the SEC, nor any state securities commission, has approved or disapproved the securities offered through this prospectus or passed on the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense. We do not intend for this prospectus to be an offer to sell or a solicitation of an offer to buy these securities in any state that does not permit their sale. We have not authorized anyone to provide you with information that is different from that contained in this prospectus.

*The Funds\**

Alger Green Fund (Class A)[1]

AllianzGI NFJ Large-Cap Value Fund (Institutional Class)[1][2]

Amana Growth Fund[1]

Amana Income Fund[1]

American Century® Income & Growth Fund (A Class)[1][2]

American Century® Inflation-Adjusted Bond Fund (Investor Class)[1]

Ariel Fund (Investor Class)[1]

Artisan International Fund (Investor Shares)[1]

ASTON/Fairpointe Mid Cap Fund (Class N)[1]

BlackRock Mid Cap Value Opportunities Fund (Investor A Shares)[1]

Calvert VP SRI Balanced Portfolio (Class I)

Cohen & Steers Realty Shares, Inc.[1]

Columbia℠ Acorn® Fund (Class Z)[1][2]

Columbia Diversified Equity Income Fund (Class K)[1][2]

Columbia Mid Cap Value Fund (Class A)[1]

Columbia Mid Cap Value Fund (Class Z)[1][2]

Delaware Small Cap Value Fund (Class A)[1]

EuroPacific Growth Fund® (Class R-4)[1]

Fidelity® VIP Contrafund® Portfolio (Initial Class)

Fidelity® VIP Equity-Income Portfolio (Initial Class)

Fidelity® VIP Growth Portfolio (Initial Class)

Fidelity® VIP Mid Cap Portfolio (Initial Class)[2]

Fidelity® VIP Overseas Portfolio (Initial Class)[2]

Franklin Small Cap Value VIP Fund (Class 2)

Fundamental Investors℠ (Class R-4)[1]

Invesco Mid Cap Core Equity Fund (Class A)[1]

Invesco Small Cap Value Fund (Class Y)[1]

Invesco V.I. American Franchise Fund (Series I)

Invesco V.I. Core Equity Fund (Series I)

Janus Aspen Balanced Portfolio (Institutional Shares)[2]

Janus Aspen Enterprise Portfolio (Institutional Shares)[2]

Janus Aspen Flexible Bond Portfolio (Institutional Shares)[2]

Janus Aspen Global Research Portfolio (Institutional Shares)[2]

Janus Aspen Janus Portfolio (Institutional Shares)[2]

Lazard US Mid Cap Equity Portfolio (Open Shares)[1]

LKCM Aquinas Growth Fund[1][2]

Loomis Sayles Small Cap Value Fund (Retail Class)[1]

Lord Abbett Series Fund, Inc. Mid Cap Stock Portfolio (Class VC)

MetWest Total Return Bond Fund (Class M)[1]

Neuberger Berman Socially Responsive Fund® (Trust Class)[1]

New Perspective Fund® (Class R-4)[1]

Nuveen U.S. Infrastructure Income Fund (Class I)[1][3]

Oppenheimer Developing Markets Fund (Class A)[1]

Oppenheimer Global Fund/VA[2]

Oppenheimer Global Strategic Income Fund/VA[2]

Oppenheimer Main Street Small Cap Fund®/VA

Pax World Balanced Fund (Individual Investor Class)[1]

PIMCO Real Return Portfolio (Administrative Class)

Pioneer Emerging Markets VCT Portfolio (Class I)

Pioneer High Yield VCT Portfolio (Class I)

SMALLCAP World Fund® (Class R-4)[1]

Templeton Global Bond Fund (Class A)[1]

The Bond Fund of America℠ (Class R-4)[1]

The Growth Fund of America® (Class R-4)[1]

The Hartford Capital Appreciation Fund (Class R4)[1][2]

The Hartford Dividend and Growth Fund (Class R4)[1][2]

USAA Precious Metals and Minerals Fund (Adviser Shares)[1]

Voya Balanced Portfolio (Class I)

Voya Global Bond Portfolio (Class I)

Voya Global Perspectives Portfolio (Class I)[3]

Voya Global Resources Portfolio (Class S)

Voya GNMA Income Fund (Class A)[1]

Voya Growth and Income Portfolio (Class I)

Voya High Yield Portfolio (Class S)

Voya Index Plus LargeCap Portfolio (Class I)

Voya Index Plus MidCap Portfolio (Class I)

Voya Index Plus SmallCap Portfolio (Class I)

Voya Index Solution 2015 Portfolio (Class S)[4]

Voya Index Solution 2025 Portfolio (Class S)[4]

Voya Index Solution 2035 Portfolio (Class S)[4]

Voya Index Solution 2045 Portfolio (Class S)[4]

Voya Index Solution 2055 Portfolio (Class S)[4]

Voya Index Solution Income Portfolio (Class S)[4]

Voya Intermediate Bond Portfolio (Class I)

Voya International Index Portfolio (Class I)

Voya International Value Portfolio (Class I)

Voya Large Cap Growth Portfolio (Class I)

Voya Large Cap Value Portfolio (Class I)

Voya MidCap Opportunities Portfolio (Class I)

Voya Money Market Portfolio (Class I)

Voya Multi-Manager Large Cap Core Portfolio (Class I)[2]

Voya Russell™ Large Cap Growth Index Portfolio (Class I)

Voya Russell™ Large Cap Index Portfolio (Class I)

Voya Russell™ Large Cap Value Index Portfolio (Class S)

Voya Russell™ Mid Cap Growth Index Portfolio (Class S)

Voya Russell™ Mid Cap Index Portfolio (Class I)

Voya Russell™ Small Cap Index Portfolio (Class I)

Voya Small Company Portfolio (Class I)

Voya SmallCap Opportunities Portfolio (Class I)

Voya Solution 2015 Portfolio (Class S)[4]

Voya Solution 2025 Portfolio (Class S)[4]

Voya Solution 2035 Portfolio (Class S)[4]

Voya Solution 2045 Portfolio (Class S)[4]

Voya Solution 2055 Portfolio (Class S)[4]

Voya Solution Balanced Portfolio (Class S)[4]

Voya Solution Income Portfolio (Class S)[4]

Voya Solution Moderately Conservative Portfolio (Class S)[4]

Voya Strategic Allocation Conservative Portfolio (Class I)[4]

Voya Strategic Allocation Growth Portfolio (Class I)[4]

Voya Strategic Allocation Moderate Portfolio (Class I)[4]

Voya U.S. Bond Index Portfolio (Class I)

Voya U.S. Stock Index Portfolio (Class I)

VY American Century Small-Mid Cap Value Portfolio (Class S)

VY Baron Growth Portfolio (Class S)

VY BlackRock Health Sciences Opportunities Portfolio (Class S)

VY BlackRock Large Cap Growth Portfolio (Class I)

VY Clarion Global Real Estate Portfolio (Class I)

VY Clarion Real Estate Portfolio (Class S)

VY Columbia Contrarian Core Portfolio (Class S)

VY Columbia Small Cap Value II Portfolio (Class S)

VY FMR℠ Diversified Mid Cap Portfolio (Class S)[5]

VY Invesco Comstock Portfolio (Class S)

VY Invesco Equity and Income Portfolio (Class I)

VY Invesco Growth and Income Portfolio (Class S)

VY JPMorgan Emerging Markets Equity Portfolio (Class S)

VY JPMorgan Mid Cap Value Portfolio (Class S)[2]

VY JPMorgan Small Cap Core Equity Portfolio (Class S)

VY Marsico Growth Portfolio (Class I)

VY MFS Total Return Portfolio (Class S)

VY MFS Utilities Portfolio (Class S)

VY Oppenheimer Global Portfolio (Class I)

VY PIMCO Bond Portfolio (Class S)

VY Pioneer High Yield Portfolio (Class I)

VY T. Rowe Price Capital Appreciation Portfolio (Class S)

VY T. Rowe Price Diversified Mid Cap Growth Portfolio (Class I)

VY T. Rowe Price Equity Income Portfolio (Class S)

VY T. Rowe Price Growth Equity Portfolio (Class I)

VY T. Rowe Price International Stock Portfolio (Class S)

VY Templeton Foreign Equity Portfolio (Class I)

VY Templeton Global Growth Portfolio (Class S)

Wanger International

Wanger Select

Wanger USA

Washington Mutual Investors Fund℠ (Class R-4)[1]

Wells Fargo Advantage Special Small Cap Value Fund (Class A)[1]

---

(\*)In connection with the rebranding of ING U.S. as Voya Financial™, effective May 1, 2014, the ING funds were renamed by generally replacing ING in each fund name with either Voya or VY. See "**APPENDIX V – Fund Descriptions**" for a complete listing of all other fund name changes since your last supplement.

[1]This fund is available to the general public in addition to being available through variable annuity contracts. **See "TAX CONSIDERATIONS - Special Considerations for Section 403(b) Plans" for a discussion of investment in one of the public funds under 403(b) or Roth 403(b) annuity contracts.**

[2] See "**APPENDIX V – Fund Descriptions**" for further information regarding the availability of certain funds.

[3]This fund will be available for investment through the contracts beginning May 12, 2014.

[4] These funds are structured as fund of funds that invest directly in shares of underlying funds. See "**FEES - Fund of Funds**" for additional information.

[5] FMR℠ is a service mark of Fidelity Management and Research Company.

# TABLE OF CONTENTS

# CONTRACT OVERVIEW

The following is intended as an overview. Please read each section of this prospectus for additional information.

## *Who's Who*

**You** (the "participant")*: The individual who participates in the contract through a retirement plan.

**Plan Sponsor**: The sponsor of your retirement plan. Generally, your employer.

**Contract Holder**\*: The person to whom we issue the contract. Generally, the plan sponsor or a trust. We may also refer to the contract holder as the contract owner.

**We** (the "Company"): ING Life Insurance and Annuity Company. We issue the contract.

For greater detail, review "**CONTRACT OWNERSHIP AND RIGHTS**" and "**CONTRACT PURCHASE AND PARTICIPATION**."

## *The Contract and Your Retirement Plan*

**Retirement Plan ("plan"):** A plan sponsor has established a plan for you. This contract is offered as a funding option for that plan. We are not a party to the plan.

**Plan Type:** We refer to the plan by the Tax Code section under which it qualifies. For example: a "457 plan" is a plan that qualifies for tax treatment under Tax Code section 457. To learn which Tax Code section applies to your plan, contact your plan sponsor, your local representative or the Company.

**Use of an Annuity Contract in Your Plan:** Under the federal tax laws, earnings on amounts held in annuity contracts are generally not taxed until they are withdrawn. However, in the case of a qualified retirement account (such as a 401(a), 401(k), Roth 401(k), 403(a), 403(b), Roth 403(b), 457(b) or Roth 457(b) plan), an annuity contract is not necessary to obtain this favorable tax treatment and does not provide any tax benefits beyond the deferral already available to the tax qualified account itself. Annuities do provide other features and benefits (such as a guaranteed death benefit under some contracts or the option of lifetime income phase options at established rates) that may be valuable to you. You should discuss your alternatives with your financial representative taking into account the additional fees and expenses you may incur in an annuity. See "**CONTRACT PURCHASE AND PARTICIPATION**."

**Contract Rights:** Rights under the contract and who may exercise those rights may vary by plan type. Also, while the contract may reserve certain rights for the contract holder, the contract holder may permit you to exercise those rights through the plan.

---

---

\* Certain contracts are purchased by and issued directly to persons participating in certain plans. The words "you" and "participant" apply to these individuals. The words "contract holder" and "contract owner" also apply to these individuals, except that these individuals have no responsibilities to other participants or beneficiaries.

## *Contract Facts*

**Free Look/Right to Cancel:** Contract holders may cancel the contract no later than 10 days after they receive the contract (or a longer period if required by state law). Participants in 403(b) plans and Roth 403(b) plans, as well as in certain 401(a), 401(k), Roth 401(k) or 403(a) plans may cancel their participation in the contract no later than 10 days after they receive evidence of participation in the contract. See "**RIGHT TO CANCEL**."

**Death Benefit:** A beneficiary may receive a benefit in the event of your death during both the accumulation and income phases. The availability of a death benefit during the income phase depends upon the income phase payment option selected. See "**DEATH BENEFIT**" and "**INCOME PHASE**."

**Withdrawals:** During the accumulation phase, you may, under some plans, withdraw all or part of your account value. Amounts withdrawn may be subject to an early withdrawal charge, other deductions, tax withholding and taxation. See "**WITHDRAWALS**" and "**TAX CONSIDERATIONS**."

**Systematic Distribution Options:** These allow you to receive regular payments from your account, while retaining the account in the accumulation phase. See "**SYSTEMATIC DISTRIBUTION OPTIONS**."

**Fees:** Certain fees are deducted from your account value.  See "**FEE TABLE**" and "**FEES**."

**Taxation:** Taxes will generally be due when you receive a distribution. Tax penalties may apply in some circumstances. See "**TAX CONSIDERATIONS**."

## *Contract Phases*

**Accumulation Phase** (accumulating retirement benefits)

**STEP 1:** You or the contract holder provide ING Life Insurance and Annuity Company with your completed enrollment materials.

According to the plan, we set up one or more accounts for you. We may set up one or more accounts for employer contributions and/or for one or more accounts for contributions from your salary. Alternatively, we may issue the contract to an employer or a plan on an unallocated basis. In that case, we establish a single account under the contract for the contract holder, and the recordkeeper designated by the plan establishes and maintains an individual account or accounts for each participant.

**STEP 2:** The contract holder, or you if permitted by your plan, directs us to invest your account dollars in any of the following:
• Fixed Interest Options; or
• Variable Investment Options. (The variable investment options are the subaccounts of Variable Annuity Account C. Each one invests in a specific mutual fund.)

**STEP 3:** The subaccount(s) selected purchases shares of its corresponding fund.



**Income Phase** (receiving income phase payments from your contract)

The contract offers several payment options. See "**INCOME PHASE**." In general, you may:
• Receive income phase payments over a lifetime or for a specified period;
• Receive income phase payments monthly, quarterly, semi-annually or annually;
• Select an option that provides a death benefit to beneficiaries; or
• Select fixed income phase payments or payments that vary based on the performance of the variable investment options you select.

# FEE TABLE

The following tables describe the fees and expenses that you will pay during the accumulation phase when buying, owning, and withdrawing account value from your contract.  See "INCOME PHASE" for fees that may apply after you begin receiving payments under the contract.

## Maximum Transaction Expenses

The first table describes the fees and expenses that you may pay at the time that you buy the contract, withdraw account value from the contract, take a loan from the contract or transfer cash value between investment options. State premium taxes currently ranging from 0% to 4% of purchase payments may also be deducted.*

Maximum Early Withdrawal Charge[1]
(as a percentage of amount withdrawn, if applicable)

Applicable to Texas K-12 contracts ...................................................................... 7%
Applicable to all other contracts .......................................................................... 5%

Loan Interest Rate Spread (per annum)[2] ............................................................. 3.0%
Loan Initiation Fee[3] .......................................................................................... $100.00

## Maximum Periodic Fees and Charges

The next table describes the fees and expenses that you will pay periodically during the time that you own the contract, not including fund fees and expenses.

|  | Applicable to Texas K-12 contracts | Applicable to all other contracts |
|---|---|---|
| *Maximum Annual Maintenance Fee[4]* | $0.00 | $30.00 |
| *Separate Account Annual Expenses[4]* (as a percentage of average account value) | | |
| *Maximum* Mortality and Expense Risk Charge[5] | 1.25% | 1.50% |
| *Maximum* Administrative Expense Charge | 0.25%[6] | 0.25%[7] |
| *Maximum* Total Separate Account Expenses | 1.50% | 1.75% |

**In this section:**
- Maximum Transaction Expenses;
- Maximum Periodic Fees and Charges;
- Fund Fees and Expenses; and
- Examples.

**See "FEES" for:**
- Early Withdrawal Charge Schedules;
- How, When and Why Fees are Deducted;
- Reduction, Waiver and/or Elimination of Certain Fees;
- Redemption Fees; and
- Premium and Other Taxes.

**Texas K-12 contracts** are voluntary 403(b) annuity contracts for employees of K-12 public schools in Texas who became participants under the contract on or after June 1, 2002. These contracts meet the requirements established by the Teachers Retirement System of Texas in support of Senate Bill 273.

---

[1]  This is a deferred sales charge. The percentage will be determined by the applicable early withdrawal charge schedule in the "**FEES**" section. In certain cases, this charge may not apply to a portion or all of your withdrawal. The early withdrawal charge reduces over time. These fees may be waived, reduced or eliminated in certain circumstances. See "**FEES**."

[2]  This is the difference between the rate charged and the rate credited on loans under your contract. We reserve the right to apply a loan interest rate spread between 0.0% and 3.0% per annum. Currently, the loan interest rate spread for most contracts is 2.5% per annum.  See "**LOANS - Charges Associated with Loans**."

[3]  Certain contracts that have a zero loan interest rate spread may be subject to a loan initiation fee each time a loan is taken from your account value. See "**LOANS - Charges Associated with Loans**."

[4]  These fees may be waived, reduced or eliminated in certain circumstances. See "**FEES**."

[5]  A charge for the guaranteed death benefit, if any, is included in the mortality and expense risk charge.  See "**DEATH BENEFIT**."

[6]  We currently do not impose this charge under Texas K-12 contracts; however, we reserve the right to charge up to 0.25% annually.

[7]   We only impose this charge under some contracts. See "**FEES**."

*State premium taxes may apply, but are not reflected in the fee tables or examples. See "**FEES - Premium and Other Taxes**."

## Fund Fees and Expenses

**The next item shows the minimum and maximum total operating expenses charged by the funds that you may pay periodically during the time that you own the contract. The minimum and maximum expenses listed below are based on expenses for the funds' most recent fiscal year ends without taking into account any fee waiver or expense reimbursement arrangements that may apply. More detail concerning each fund's fees and expenses is contained in the prospectus for each fund.**

|  | *Applicable to Texas K-12 Contracts* | | *Applicable to All Other Contracts* | |
|---|---|---|---|---|
|  | Minimum | Maximum | Minimum | Maximum |
| ***Total Annual Fund Operating Expenses*** (expenses that are deducted from fund assets, including management fees, distribution (12b-1) and/or service fees, and other expenses) | 0.27% | 1.49% | 0.27% | 1.82%*** |

**See "FEES – Fund Fees and Expenses" for additional information about the fees and expenses of the funds, including information about the revenue we may receive from each of the funds or the funds' affiliates.**

## Examples

**The following examples are intended to help you compare the cost of investing in the contract with the cost of investing in other variable annuity contracts. For each type of contract, these costs include transaction expenses (assuming no loans), maintenance fees (converted to a percentage of assets equal to 0.159%), separate account annual expenses, and fund fees and expenses applicable to that type of contract.**

**Maximum Fund Fees and Expenses Examples.** The following examples assume that you invest $10,000 in the contract for the time periods indicated. The examples also assume that your investment has a 5% return each year and assume the maximum contract fees and expenses and the **maximum** fees and expenses of any of the funds. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

|  | **(A) If you withdraw your entire account value at the end of the applicable time period*:** | | | | **(B) If you do not withdraw your entire account value or if you select an income phase payment option at the end of the applicable time period**:** | | | |
|---|---|---|---|---|---|---|---|---|
|  | **1 Year** | **3 Years** | **5 Years** | **10 Years** | **1 Year** | **3 Years** | **5 Years** | **10 Years** |
| **Applicable to Texas K-12 contracts** | $965 | $1,508 | $2,069 | $3,308 | $302 | $924 | $1,572 | $3,308 |
| **Applicable to all other contracts*** | $882 | $1,660 | $2,457 | $3,975 | $375 | $1,140 | $1,925 | $3,975 |

---

\* This example reflects deduction of an early withdrawal charge calculated using Early Withdrawal Charge Schedule I (based on completed purchase payment periods.) Schedule I is listed in "**FEES**." Under that schedule, if only one $10,000 payment was made as described above, fewer than five purchase payment periods would have been completed at the end of years 1, 3 and 5, and the 5% charge would apply. At the end of the 10th account year, the early withdrawal charge is waived regardless of the number of purchase payment periods completed, and no early withdrawal charge would apply.

\*\* This example will not apply if during the income phase a nonlifetime payment option is elected with variable payments and a lump-sum payment is requested within a certain number of years as specified in the contract. In that case, the lump-sum payment is treated as a withdrawal during the accumulation phase and may be subject to an early withdrawal charge. (Refer to Example A.)

\*\*\* Excludes 0.66% of non-recurring offering expenses. If these extraordinary expenses were included, the maximum total annual fund operating expenses would have been 2.48%.

**Minimum Fund Fees and Expenses Examples.** The following examples assume that you invest $10,000 in the contract for the time periods indicated. The examples also assume that your investment has a 5% return each year and assume the maximum contract fees and expenses and the **minimum** fees and expenses of any of the funds. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

| | (A) If you withdraw your entire account value at the end of the applicable time period*: | | | | (B) If you do not withdraw your entire account value or if you select an income phase payment option at the end of the applicable time period**: | | | |
|---|---|---|---|---|---|---|---|---|
| | **1 Year** | **3 Years** | **5 Years** | **10 Years** | **1 Year** | **3 Years** | **5 Years** | **10 Years** |
| **Applicable to Texas K-12 contracts** | $851 | $1,162 | $1,487 | $2,084 | $180 | $557 | $959 | $2,084 |
| **Applicable to all other contracts*** | $735 | $1,225 | $1,744 | $2,513 | $221 | $682 | $1,169 | $2,513 |

_____

\* This example reflects deduction of an early withdrawal charge calculated using Early Withdrawal Charge Schedule I (based on completed purchase payment periods.) Schedule I is listed in "**FEES**." Under that schedule, if only one $10,000 payment was made as described above, fewer than five purchase payment periods would have been completed at the end of years 1, 3 and 5, and the 5% charge would apply. At the end of the 10th account year, the early withdrawal charge is waived regardless of the number of purchase payment periods completed, and no early withdrawal charge would apply.

\*\* This example will not apply if during the income phase a nonlifetime payment option is elected with variable payments and a lump-sum payment is requested within a certain number of years as specified in the contract. In that case, the lump-sum payment is treated as a withdrawal during the accumulation phase and may be subject to an early withdrawal charge. (Refer to Example A.)

# CONDENSED FINANCIAL INFORMATION

**Understanding Condensed Financial Information.** In Appendix VI, we provide condensed financial information about the Variable Annuity Account C subaccounts available under the contracts. These tables show the values of the subaccounts over the past 10 years. For subaccounts that were not available 10 years ago, we give a history from the date of first availability, or the date purchase payments were first received in the subaccounts (as noted in the tables).

**Financial Statements.** The statements of assets and liabilities, the statements of operations, the statements of changes in net assets and the related notes to financial statements for Variable Annuity Account C and the consolidated financial statements and the related notes to consolidated financial statements for ING Life Insurance and Annuity Company are located in the Statement of Additional Information.

# THE COMPANY

ING Life Insurance and Annuity Company (the "Company," "we," "us," "our") issues the contracts described in this prospectus and is responsible for providing each contract's insurance and annuity benefits. All guarantees and benefits provided under the contracts that are not related to the separate account are subject to the claims paying ability of the Company and our general account. We are a stock life insurance company organized under the insurance laws of the State of Connecticut in 1976. Through a merger, our operations include the business of Aetna Variable Annuity Life Insurance Company (formerly known as Participating Annuity Life Insurance Company, an Arkansas life insurance company organized in 1954). Prior to January 1, 2002, the Company was known as Aetna Life Insurance and Annuity Company.

We are an indirect, wholly owned subsidiary of Voya Financial, Inc. ("Voya™"), which until April 7, 2014, was known as ING U.S., Inc. In May 2013 the common stock of Voya began trading on the New York Stock Exchange under the symbol "VOYA" and Voya completed its initial public offering of common stock.

Voya is an affiliate of ING Groep N.V. ("ING"), a global financial institution active in the fields of insurance, banking and asset management. In 2009 ING announced the anticipated separation of its global banking and insurance businesses, including the divestiture of Voya, which together with its subsidiaries, including the Company, constitutes ING's U.S.-based retirement, investment management and insurance operations. As of March 25, 2014, ING's ownership of Voya was approximately 43%. Under an agreement with the European Commission, ING is required to divest itself of 100% of Voya by the end of 2016.

We are engaged in the business of issuing life insurance and annuities. Our principal executive offices are located at:

One Orange Way
Windsor, Connecticut 06095-4774

Product Regulation. Our annuity, retirement and investment products are subject to a complex and extensive array of state and federal tax, securities, insurance and employee benefit plan laws and regulations, which are administered and enforced by a number of different governmental and self-regulatory authorities, including state insurance regulators, state securities administrators, state banking authorities, the SEC, the Financial Industry Regulatory Authority ("FINRA"), the Department of Labor ("DOL"), the IRS and the Office of the Comptroller of the Currency ("OCC"). For example, U.S. federal income tax law imposes requirements relating to insurance and annuity product design, administration and investments that are conditions for beneficial tax treatment of such products under the Tax Code. **See "TAX CONSIDERATIONS" for further discussion of some of these requirements.** Additionally, state and federal securities and insurance laws impose requirements relating to insurance and annuity product design, offering and distribution and administration. Failure to administer product features in accordance with contract provisions or applicable law, or to meet any of these complex tax, securities, or insurance requirements could subject us to administrative penalties imposed by a particular governmental or self-regulatory authority, unanticipated costs associated with remedying such failure or other claims, harm to our reputation, interruption of our operations or adversely impact profitability.

# CONTRACT PURCHASE AND PARTICIPATION

**Contracts Available for Purchase.** The contracts available for purchase are group or individual deferred annuity contracts that the Company offers in connection with plans established by eligible organizations under Tax Code sections 401(a), 401(k), 403(a), 403(b) and 457, including Roth 401(k), Roth 403(b), and Roth 457(b) plans.

When considering whether to purchase or participate in the contract, you should consult with your financial representative about your financial goals, investment time horizon and risk tolerance.

**ERISA Notification.** Some plans under Tax Code sections 401, 403(a) and 403(b) are subject to Title I of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended. The contract holder must notify the Company whether Title I of ERISA applies to the plan.

**Use of an Annuity Contract in Your Plan.** Under the federal tax laws, earnings on amounts held in annuity contracts are generally not taxed until they are withdrawn. However, in the case of a qualified retirement account (such as a 401(a), 401(k), Roth 401(k), 403(a), 403(b), Roth 403(b), 457(b) or Roth 457(b) plan), an annuity contract is not necessary to obtain this favorable tax treatment and does not provide any tax benefits beyond the deferral already available to the tax qualified account itself. Annuities do provide other features and benefits (such as the guaranteed death benefit under some contracts or the option of lifetime income phase options at established rates) that may be valuable to you. You should discuss your alternatives with your financial representative taking into account the additional fees and expenses you may incur in an annuity.

**Purchasing the Contract.** To purchase the contract:
- The contract holder submits the required forms and application to the Company; and
- We approve the forms and issue a contract to the contract holder.

**Participating in the Contract.** To participate in the contract:
- We provide you with enrollment materials for completion and return to us (occasionally enrollment is conducted by someone unaffiliated with us who is assisting the contract holder); and
- If your enrollment materials are complete and in good order, we establish one or more accounts for you. Under certain plans we establish an employee account for contributions from your salary and an employer account for employer contributions. We may also establish Roth 401(k), Roth 403(b) and Roth 457(b) accounts.

**Acceptance or Rejection.** We must accept or reject an application or your enrollment materials within two business days of receipt. If the forms are incomplete, we may hold any forms and accompanying purchase payments for five business days, unless you consent to our holding them longer. Under limited circumstances, we may also agree, for a particular plan, to hold purchase payments for longer periods with the permission of the contract holder. If we agree to do this, we will deposit the purchase payments in the Voya Money Market Portfolio subaccount until the forms are completed (or for a maximum of 105 days). If we reject the application or enrollment forms, we will return the forms and any purchase payments.

**Methods of Purchase Payment.** The contract may allow one or more of the following purchase payment methods:
- Lump-sum payments: A one-time payment to your account in the form of a transfer from a previous plan; and/or
- Installment payments: More than one payment made over time to your account.

Contributions to Roth 401(k), Roth 403(b) or Roth 457(b) accounts must be made by after-tax salary reduction, exchange, or rollover payments (to the extent allowed by the contract) paid to us on your behalf, as permitted by the Tax Code and the plan. Roth 401(k), Roth 403(b) and Roth 457(b) contributions will be placed in distinct accounts.

The plan and the contract may have certain rules or restrictions that apply to use of these two methods. For example, we may require that installment payments meet certain minimums. Under some contracts, we will place the different types of payments in distinct accounts, including Roth 401(k), Roth 403(b) and Roth 457(b) accounts, where each account will have its own early withdrawal charge schedule. See "**FEES - Early Withdrawal Charge Schedules**."

**Allocation of Purchase Payments.** The contract holder or you, if the contract holder permits, directs us to allocate initial purchase payments to the investment options available under the plan. Generally, you will specify this information on your enrollment materials. After your enrollment, changes to allocations for future purchase payments or transfer of existing balances among investment options may be requested in writing and, where available, by telephone or electronically at www.ingretirementplans.com. Allocations must be in whole percentages, and there may be limitations on the number of investment options that can be selected. See "**INVESTMENT OPTIONS**" and "**TRANSFERS**."

**Transfer Credits.** The Company provides a transfer credit in some cases on transferred assets, as defined by the Company, subject to certain conditions and state approvals. This benefit is provided on a nondiscriminatory basis. If a transfer credit is due under the contract, you will be provided with additional information specific to the contract.

Election of a transfer credit may impact the mortality and expense risk charge and the credited interest rate under certain fixed interest options. See "**FEES**" and "**APPENDIX III - Fixed Plus Account**."

**Tax Code Restrictions.** The Tax Code places some limitations on contributions to your account. See "**TAX CONSIDERATIONS**."

**Factors to Consider in the Purchase Decision.** The decision to purchase or participate in the contracts should be discussed with your financial representative. Make sure that you understand the investment options it provides, its other features, the risks and potential benefits you will face, and the fees and expenses you will incur when, together with your financial representative, you consider an investment in the contract. You should pay attention to the following issues, among others:

- **Long-Term Investment** - This contract is a long-term investment, and is typically most useful as part of a personal retirement plan. Early withdrawals may be restricted by the Tax Code or your plan or may expose you to early withdrawal charges or tax penalties. The value of deferred taxation on earnings grows with the amount of time funds are left in the contract. You should not participate in this contract if you are looking for a short-term investment or expect to need to make withdrawals before you are 59½;
- **Investment Risk** - The value of investment options available under this contract may fluctuate with the markets and interest rates. You should not participate in this contract in order to invest in these options if you cannot risk getting back less money than you put in;
- **Features and Fees** - The fees for this contract reflect costs associated with the features and benefits it provides. As you consider this contract, you should determine the value that these various benefits and features have for you, given your particular circumstances, and consider the charges for those features; and
- **Exchanges** - Replacing an existing insurance contract with this contract may not be beneficial to you. If this contract will be a replacement for another annuity contract or mutual fund option under the plan, you should compare the two options carefully, compare the costs associated with each, and identify additional benefits available under this contract. You should consider whether these additional benefits justify incurring a new schedule of early withdrawal charges or any increased charges that might apply under this contract. Also, be sure to talk to a qualified financial professional or tax adviser to make sure that the exchange will be handled so that it is tax-free.

**Other Products.** We and our affiliates offer various other products with different features and terms than these contracts described in this prospectus, which may offer some or all of the same funds. These products have different benefits, fees and charges, and may offer different share classes of the funds offered in this contract that are less expensive. These other products may or may not better match your needs. You should be aware that there are other options available, and, if you are interested in learning more about these other products, contact your registered representative. These other options may not be available under your plan.

# CONTRACT OWNERSHIP AND RIGHTS

**Who Owns the Contract?** The contract holder. This is the person or entity to whom we issue the contract.

**Who Owns Money Accumulated Under the Contract?** It depends on the type of plan, as follows:
- **Under 401(a), 401(k), Roth 401(k), 403(a), 403(b) or Roth 403(b) Plans.** Under the contract, we may establish one or more accounts for you. Generally, we establish an employee account to receive salary reduction and rollover amounts and an employer account to receive employer contributions. You have the right to the value of your employee account and any employer account to the extent you are vested as interpreted by the contract holder;
- **Under Governmental 457(b) or Roth 457(b) Plans.** The Tax Code requires that 457(b) plan assets of governmental employers be held in trust for the exclusive benefit of you and your beneficiaries. An annuity contract satisfies the trust requirement of the Tax Code; and
- **Under Non-governmental Tax-Exempt 457(b) Plans.** In order to avoid being subject to ERISA, 457(b) plan assets of tax-exempt employers (including certain nonqualified, church-controlled organizations) remain the property of the employer, and are subject to the claims of the employer's general creditors.

**Who Holds Rights Under the Contract?** The terms of the annuity contract will determine who holds rights under the contracts:
- Under some contracts, the contract holder holds all rights under the contract, but may permit you to exercise some of those rights. For example, the contract holder may allow you to choose investment options; and
- Under other contracts, including most group contracts issued through a voluntary 403(b) or Roth 403(b) plan and most individual contracts, you generally hold all rights under the contract and may make elections for your accounts. However, pursuant to Treasury Department regulations that were generally effective on January 1, 2009, the exercise of certain of these rights may require the consent and approval of the plan sponsor or its delegate. See "**TAX CONSIDERATIONS – Distributions - Eligibility - 403(b) and Roth 403(b) Plans**."

For additional information about the respective rights of the contract holder and participants, see **"APPENDIX IV**."

# RIGHT TO CANCEL

**When and How to Cancel.** If the contract holder chooses to cancel a contract, we must receive the contract and a written notice of cancellation within 10 days (or a longer period if required by state law) after the contract holder's receipt of the contract.

If you wish to cancel participation in the contract and are allowed to do so under the contract and the plan, you must send the document evidencing your participation and a written notice of cancellation to the Company within 10 days after you receive confirmation of your participation in the contract.

**Refunds.** We will produce a refund no later than seven calendar days after we receive the required documents and written notice in good order at the address listed in "**CONTRACT OVERVIEW - Questions: Contacting the Company**." The refund will equal amounts contributed to the contract or account(s), as applicable, plus any earnings or less any losses attributable to the investment options in which amounts were invested. Any mortality and expense risk charges and administrative expense charges (if any) deducted during the period you held the contract will not be returned. We will not deduct an early withdrawal charge, nor apply a market value adjustment to any amounts you contributed to the Guaranteed Accumulation Account. In certain states, we are required to refund contributions. When a refund of contributions is not required, the investor bears any investment risk.

# INVESTMENT OPTIONS

The contract offers variable investment options and fixed interest options. When we establish your account(s) (and your accounts may be established at different times), the contract holder, or you if permitted by the plan, instructs us to direct account dollars to any of the available options. We may add, withdraw or substitute investment options subject to the conditions in the contract and in compliance with regulatory requirements.

## *Variable Investment Options*

These options are subaccounts of Variable Annuity Account C. Each subaccount invests directly in shares of a corresponding mutual fund, and earnings on amounts invested in a subaccount will vary depending upon the performance and fees of its underlying fund. You do not invest directly in or hold shares of the funds.

### Variable Annuity Account C

We established Variable Annuity Account C (the "separate account") under Connecticut Law in 1976 as a continuation of the separate account established in 1974 under Arkansas law by Aetna Variable Annuity Life Insurance Company. The separate account was established as a segregated asset account to fund variable annuity contracts. The separate account is registered as a unit investment trust under the Investment Company Act of 1940 (the "1940 Act"). It also meets the definition of "separate account" under the federal securities laws.

Although we hold title to the assets of the separate account, such assets are not chargeable with the liabilities of any other business that we conduct. Income, gains or losses of the separate account are credited to or charged against the assets of the separate account without regard to other income, gains or losses of the Company. All obligations arising under the contracts are obligations of the Company. All guarantees and benefits provided under the contracts that are not related to the separate account are subject to the claims paying ability of the Company and our general account.

## Funds Available Through the Separate Account

The separate account is divided into "subaccounts." Each subaccount invests directly in shares of a corresponding fund. The funds available through the subaccounts of the separate account are listed in the front of this prospectus. We also provide a brief description of the funds in Appendix V. Please refer to the fund prospectuses for additional information. Fund prospectuses may be obtained, free of charge, from the address and telephone number listed in "**CONTRACT OVERVIEW - Questions: Contacting the Company**," by accessing the SEC's website or by contacting the SEC Public Reference Branch.

## Risks of Investing in the Funds

**Insurance-Dedicated Funds** *(Mixed and Shared Funding)*. Some of the funds described in this prospectus are available only to insurance companies for their variable contracts (or directly to certain retirement plans, as allowed by the Tax Code). Such funds are often referred to as "insurance-dedicated funds," and are used for "mixed" and "shared" funding.

"Mixed funding" occurs when shares of a fund, which the subaccount buys for variable annuity contracts, are bought for variable life insurance contracts issued by us or other insurance companies.

"Shared funding" occurs when shares of a fund, which the subaccount buys for variable annuity contracts, are also bought by other insurance companies for their variable annuity contracts. In other words:
- Mixed funding - bought for annuities and life insurance; and
- Shared funding - bought by more than one company.

**Public Funds.** The following funds, which are available through the contracts, are also available to the general public:
- Alger Green Fund
- AllianzGI NFJ Large-Cap Value Fund
- Amana Growth Fund
- Amana Income Fund
- American Century® Income & Growth Fund
- American Century® Inflation-Adjusted Bond Fund
- Ariel Fund
- Artisan International Fund
- ASTON/Fairpointe Mid Cap Fund
- BlackRock Mid Cap Value Opportunities Fund
- Cohen & Steers Realty Shares, Inc.
- Columbia℠ Acorn® Fund
- Columbia Diversified Equity Income Fund
- Columbia Mid Cap Value Fund
- Delaware Small Cap Value Fund
- EuroPacific Growth Fund®
- Fundamental Investors℠
- Invesco Mid Cap Core Equity Fund
- Invesco Small Cap Value Fund
- Lazard US Mid Cap Equity Portfolio
- LKCM Aquinas Growth Fund
- Loomis Sayles Small Cap Value Fund
- MetWest Total Return Bond Fund
- Neuberger Berman Socially Responsive Fund®
- Nuveen U.S. Infrastructure Income Fund
- New Perspective Fund®
- Oppenheimer Developing Markets Fund
- Pax World Balanced Fund
- SMALLCAP World Fund®
- Templeton Global Bond Fund
- The Bond Fund of America℠
- The Growth Fund of America®
- The Hartford Capital Appreciation Fund
- The Hartford Dividend and Growth Fund
- USAA Precious Metals and Minerals Fund
- Voya GNMA Income Fund
- Washington Mutual Investors Fund℠
- Wells Fargo Advantage Special Small Cap Value Fund

**See "TAX CONSIDERATIONS – Special Considerations for Section 403(b) Plans" for a discussion of investment in one of the public funds under 403(b) or Roth 403(b) annuity contracts.**

**Possible Conflicts of Interest.** With respect to the insurance-dedicated funds, it is possible that a conflict of interest may arise due to mixed and shared funding, a change in law affecting the operations of variable annuity separate accounts, differences in the voting instructions of the contract holder and others maintaining a voting interest in the funds, or some other reason. Such a conflict could adversely impact the value of a fund. For example, if a conflict of interest occurred and one of the subaccounts withdrew its investment in a fund, the fund may be forced to sell its securities at disadvantageous prices, causing its share value to decrease. Each insurance-dedicated fund's board of directors or trustees will monitor events in order to identify any material irreconcilable conflicts that may arise and to determine what action, if any, should be taken to address such conflicts. In the event of a conflict, the Company

will take any steps necessary to protect contract holders and annuitants maintaining a voting interest in the funds, including the withdrawal of the separate account from participation in the funds that are involved in the conflict. **For additional risks associated with each fund, please see the fund's prospectus.**

## Voting Rights

Each of the subaccounts holds shares in a fund and each is entitled to vote at regular and special meetings of that fund. Under our current view of applicable law, we will vote the shares for each subaccount as instructed by persons having a voting interest in the subaccount. Generally, under contracts issued in connection with section 403(b), 401 or 403(a) plans, you have a fully vested interest in the value of your employee account, and in your employer account to the extent of your vested percentage in the plan. Therefore, under such plans you generally have the right to instruct the contract holder how to direct us to vote shares attributable to your account. Under contracts issued in connection with section 457 plans, the contract holder retains all voting rights. We will vote shares for which instructions have not been received in the same proportion as those for which we received instructions. Each person who has a voting interest in the separate account will receive periodic reports relating to the funds in which he or she has an interest, as well as any proxy materials and a form on which to give voting instructions. Voting instructions will be solicited by a written communication at least 14 days before the meeting.

The number of votes, whole and fractional, any person is entitled to direct will be determined as of the record date set by any fund in which that person invests through the subaccounts. Additionally:
- During the accumulation phase, the number of votes is equal to the portion of your account value invested in the fund, divided by the net asset value of one share of that fund; and
- During the income phase, the number of votes is equal to the portion of reserves set aside for the contract's share of the fund, divided by the net asset value of one share of that fund.

We may restrict or eliminate any voting rights of persons who have voting rights as to the separate account.

## Right to Change the Separate Account

Subject to state and federal law and the rules and regulations thereunder, we may, from time to time, make any of the following changes to the separate account with respect to some or all classes of contracts:
- Offer additional subaccounts that will invest in funds we find appropriate for contracts we issue;
- Combine two or more subaccounts;
- Close subaccounts. We will provide advance notice by a supplement to this prospectus if we close a subaccount. If a subaccount is closed or otherwise is unavailable for new investment, unless we receive alternative allocation instructions, all future amounts directed to the subaccount that was closed or is unavailable may be automatically allocated among the other available subaccounts according to the most recent allocation instructions we have on file. If the most recent allocation instructions we have on file do not include any available subaccounts, we must be provided with alternative allocation instructions. Alternative allocation instructions can be given by contacting us at the address and telephone number listed in "**CONTRACT OVERVIEW - Questions: Contacting the Company**." See also "**TRANSFERS**" for information about making subaccount allocation changes;
- Substitute a new fund for a fund in which a subaccount currently invests. In the case of a substitution, the new fund may have different fees and charges than the fund it replaced. A substitution may become necessary if, in our judgment:
  - ▷ A fund no longer suits the purposes of your contract;
  - ▷ There is a change in laws or regulations;
  - ▷ There is a change in the fund's investment objectives or restrictions;
  - ▷ The fund is no longer available for investment; or
  - ▷ Another reason we deem a substitution is appropriate.
- Stop selling the contract;
- Limit or eliminate any voting rights for the separate account; or
- Make any changes required by the 1940 Act or its rules or regulations.

We will not make a change until the change is disclosed in an effective prospectus or prospectus supplement, authorized, if necessary, by an order from the SEC and approved, if necessary, by the appropriate state insurance department(s).

The changes described above do not include those changes that may, if allowed under your plan, be initiated by your plan sponsor.

## *Fixed Interest Options*

For descriptions of the fixed interest options available through the contract, see **"APPENDIX I, APPENDIX II** and **APPENDIX III"** and the Guaranteed Accumulation Account prospectus. The Guaranteed Accumulation Account prospectus may be obtained free of charge at the address and telephone number listed in "**CONTRACT OVERVIEW - Questions: Contacting the Company**," by accessing the SEC's website or by contacting the SEC Public Reference Branch.

## *Selecting Investment Options*

When selecting investment options:
- **Choose options appropriate for you.** Your local representative can help you evaluate which subaccounts or fixed interest options may be appropriate for your financial goals;
- **Understand the risks associated with the options you choose.** Some subaccounts invest in funds that are considered riskier than others. Funds with additional risks are expected to have a value that rises and falls more rapidly and to a greater degree than other funds. For example, funds investing in foreign or international securities are subject to additional risks not associated with domestic investments, and their performance may vary accordingly. Also, funds using derivatives in their investment strategy may be subject to additional risks; and
- **Be informed.** Read this prospectus, the fund prospectuses, fixed interest option appendices and the Guaranteed Accumulation Account prospectus.

Furthermore, be aware that there may be:
- **Limits on Option Availability.** Some subaccounts and fixed interest options may not be available through certain contracts and plans or in some states. Your plan sponsor may also have selected a subset of variable investment and/or fixed interest options to be available under your plan; and
- **Limits on Number of Options Selected.** Generally, the contract holder, or you if permitted by the plan, may select no more than 25 investment options at initial enrollment and no more than 97 during the accumulation phase of your account. If you have an outstanding loan (available to 403(b) and some 401, 403(a) and 457(b) plans only), you may currently make a total of 97 cumulative selections over the life of the account. Each subaccount, the Fixed Account, Fixed Plus Account, and each classification of the Guaranteed Accumulation Account selected counts toward these limits. Thus, if you have a loan on the account, each investment option in which you have invested counts toward the limit, even after the full value is transferred to other investment options.

# FEES

The following repeats and adds to information provided in "**FEE TABLE.**" Please review both this section and "**FEE TABLE**" for information on fees.

## *Transaction Fees*

### Early Withdrawal Charge

Withdrawals of all or a portion of your account value may be subject to a charge. In the case of a partial withdrawal where you request a specific dollar amount, the amount withdrawn from your account will be the amount you specified plus adjustment for any applicable early withdrawal charge. This charge may also be referred to as a surrender charge in your contract and/or certificate/enrollment materials.

**Purpose:** This is a deferred sales charge. It reimburses us for some of the sales and administrative expenses associated with the contract. If our expenses are greater than the amount we collect for the early withdrawal charge, we may use any of our corporate assets, including potential profit that may arise from the mortality and expense risk charges, to make up the difference.

**Amount:** This charge is a percentage of the amount that you withdraw from the subaccounts, the Fixed Account and the Guaranteed Accumulation Account. We do not deduct an early withdrawal charge from amounts that you withdraw from the Fixed Plus Account. The percentage is determined by the early withdrawal charge schedule that applies to your individual account. Some of these schedules are listed below. The charge will never be more than 8.5% of your total purchase payments to the individual account, or under some contracts, the maximum permitted by FINRA rules.

**Early Withdrawal Charge Schedules.** You may determine which schedule applies to you by consulting your certificate or the contract (held by the contract holder).

**Schedule I.** This is one of two maximum early withdrawal charge schedules that may apply to contracts other than Texas K-12 contracts. It grades down to zero over a 10-year period, as shown on the next page. Some contracts have schedules that grade down to zero over fewer than 10 years.

Each contract will specify whether a schedule is based on one of the following:
- The number of years since the individual account was established;
- The number of years since the contract was established; or
- The number of completed purchase payment periods (see sidebar for definitions and terms used).

Unless the contract provides otherwise, the same schedule applies to installment purchase payments (ongoing contributions) and to single purchase payments (rollovers, exchanges or other one-time contributions).

---

**Types of Fees**

You may incur the following types of fees under the contract:
- Transaction Fees;
  - ▷ Early Withdrawal Charge;
  - ▷ Loan Interest Rate Spread and Loan Initiation Fee;
  - ▷ Redemption Fees;
- Periodic Fees and Charges;
  - ▷ Annual Maintenance Fee;
  - ▷ Mortality and Expense Risk Charge;
  - ▷ Administrative Expense Charge;
- Fund Fees and Expenses; and
- Premium and Other Taxes.

**Terms to Understand in Schedules I, II and Schedule for Texas K-12 Contracts[1]:**
- Account Year - a 12-month period measured from the date we establish your account, or measured from any anniversary of that date.
- Contract Year - a 12-month period measured from the date we establish the contract, or measured from any anniversary of that date.
- Purchase Payment Period (also called Contribution Period, Deposit Cycles, Purchase Payment Cycles, or Installment Payment Period under some contracts) - the period of time it takes to complete the number of installment payments expected to be made to your account over a year.

  For example, if your payment frequency is every two weeks, a payment period is completed after 26 payments are made. If only 25 payments are made, the payment period is not completed until the 26th payment is made. At any given time, the number of payment periods completed cannot exceed the number of account years completed, regardless of the number of payments made.

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[1] Texas K-12 contracts are voluntary 403(b) annuity contracts for employees of K-12 public schools in Texas who became participants under the contract on or after June 1, 2002. These contracts meet the requirements established by the Teachers Retirement System of Texas in support of Senate Bill 273.

**Schedule I**

| Account Years, Contract Years, Purchase Payment Periods, Contribution Periods, Deposit Cycles, Purchase Payment Cycles or Installment Payment Periods (depending upon the contract) | Early Withdrawal Charge |
|---|---|
| Fewer than 5 | 5% |
| 5 or more but fewer than 7 | 4% |
| 7 or more but fewer than 9 | 3% |
| 9 or more but fewer than 10 | 2% |
| 10 or more | 0% |

**Schedule II.** This is one of two maximum early withdrawal charge schedules that may apply to contracts other than Texas K-12 contracts. For contracts where we establish distinct accounts for installment purchase payments and single purchase payments (defined above), Schedule I applies to installment payment accounts and Schedule II applies to single payment accounts. As shown below, Schedule II grades down to zero over a nine-year period as account years are completed.

**Schedule II**

| Completed Account Years | Early Withdrawal Charge |
|---|---|
| Fewer than 5 | 5% |
| 5 or more but fewer than 6 | 4% |
| 6 or more but fewer than 7 | 3% |
| 7 or more but fewer than 8 | 2% |
| 8 or more but fewer than 9 | 1% |
| 9 or more | 0% |

**Texas K-12 Contracts.** Schedule III applies to participants who enroll in Texas K-12 contracts.

**Schedule III**

| Completed Account Years | Early Withdrawal Charge |
|---|---|
| Fewer than 1 | 7.0% |
| 1 or more but fewer than 2 | 6.5% |
| 2 or more but fewer than 3 | 6.0% |
| 3 or more but fewer than 4 | 5.5% |
| 4 or more but fewer than 5 | 5.0% |
| 5 or more but fewer than 6 | 4.5% |
| 6 or more but fewer than 7 | 4.0% |
| 7 or more but fewer than 8 | 3.5% |
| 8 or more but fewer than 9 | 3.0% |
| 9 or more but fewer than 10 | 2.0% |
| 10 or more | 0.0% |

**Early Withdrawal Charge (Roth 401(k), Roth 403(b) or Roth 457(b)).** Any early withdrawal charge under your contract applicable to a withdrawal of amounts attributable to a lump-sum payment or an installment payment will apply in the same manner to a withdrawal of amounts attributable to the same type of contribution to a Roth 401(k), Roth 403(b) or Roth 457(b) account, respectively, subject to the following exception.

In the case of an early withdrawal charge for a participant installment account that is based upon the number of purchase payment periods ("payment periods") completed, the number of payment periods completed for the Roth 403(b) or Roth 457(b) account will be determined independently from the number of payment periods completed for any other participant installment account of the participant, other than the following exception. When we first establish a Roth 403(b) or Roth 457(b) account or any other participant installment account for a participant, we will credit the new participant installment account the same number of purchase payments or deposits as were made, if any, to the existing participant installment account with the greatest number of purchase payments or deposits. After the new participant installment account is established under this paragraph, the number of additional payment periods credited from that point forward to a participant installment account will be based solely on the number of subsequent purchase payments or deposits, if any, made to that particular participant installment account. This may result in a different number of payment periods completed for each participant installment account.

For example, if a Roth 403(b) or Roth 457(b) installment account is established for a participant who at that time has made 23 installment payments to her pre-tax 403(b) or Roth 457(b) employee installment account, when the participant's Roth 403(b) or Roth 457(b) installment account is initially established we will credit it with the same number of installment payments as were made to the existing account (i.e., 23). Thereafter, any future payments the participant makes to her pre-tax account will be credited toward the number of payment periods completed for that account only, while any future payments the participant makes to her Roth 403(b) or Roth 457(b) account will be credited toward the number of payment periods completed only for the Roth 403(b) or Roth 457(b) account.

**Early Withdrawal Charge Waivers Under All Contracts.** These apply to all contracts. Also read the following two subsections regarding additional waivers, reductions or elimination of the charge.

This charge is waived for portions of a withdrawal that are:
- Used to provide income payments during the income phase;
- Paid because of your death before income payments begin;
- Paid where your account value is $5,000 or less*, and no part of the account has been taken as a withdrawal, used to provide income payments, or taken as a loan within the prior 12 months (36 months for some contracts issued in New York);
- Taken because of the election of a systematic distribution option (see "**SYSTEMATIC DISTRIBUTION OPTIONS**"); or
- Taken on or after the 10$^{th}$ anniversary of the effective date of the account.

**Early Withdrawal Charge Waivers Under Certain Contracts.** To find out which waivers apply to the contract issued in connection with your plan, consult the certificate or the contract (held by the contract holder).

This charge is waived for portions of a withdrawal that are:
- Taken under accounts with an early withdrawal charge schedule based on completed purchase payment periods when you are at least age 59½ and have completed at least nine purchase payment periods;
- Taken after you have experienced a severance of employment with your employer** (under certain contracts, the employer must provide documentation of severance to the Company);
- Used to purchase an ING Life Insurance and Annuity Company single premium immediate annuity or other contracts allowed by the Company, under the condition that you do not cancel the new contract and obtain a refund during the cancellation period (if you cancel the new contract, we will reinstate the account under the old contract and the amount returned to the account from the new contract may then be withdrawn, subject to any early withdrawal charge that would have applied at the time the new contract was established);

---

\* Under some contracts this waiver applies to withdrawals paid where your account value is $3,500 or less (or $1,999 for some contracts issued in New York, or when the paid-up annuity benefit is less than $20 monthly). In addition, under some contracts, we will waive this charge as otherwise allowed by the plan for a lump-sum cashout without a participant's consent.

\*\* This waiver does not apply if the severance of employment would not have qualified as a separation from service under IRS guidance prior to the enactment of the Economic Growth and Tax Relief Reconciliation Act of 2001.

- Withdrawn from contracts used with plans under section 401(a), 401(k), Roth 401(k), 403(a), 403(b) or Roth 403(b) of the Tax Code, if the withdrawal is not more than 10% of your account value and is the first partial withdrawal in a calendar year;*
- Withdrawn due to the transfer of your account value to another of the retirement products the Company offers under the contract holder's plan, subject to various conditions agreed to by the contract holder and the Company in writing;
- Made because the Company terminated the account under the circumstances described in "**OTHER TOPICS - Account Termination**;"
- Withdrawn for an exchange or transfer to a Tax Code section 403(b)(7) custodial account sponsored by the Company;
- Made for the purposes of taking a loan from the plan, subject to conditions agreed to by the contract holder and the Company in writing;
- Due to your disability as defined by the Tax Code, if the withdrawal is paid directly to you and certified by your employer; and
- Due to a transfer of amounts to a defined benefit governmental plan in connection with the purchase of permissive service credits under such defined benefit plan, or the repayment of a lump-sum amount previously withdrawn from such defined benefit plan, in accordance with the terms of the 403(b) plan or 457 plan, the defined benefit plan and applicable IRS guidelines.

**Reduction, Waiver or Elimination.** In addition to the specific waivers described above, we may reduce, waive or eliminate the early withdrawal charge for a particular plan. Any such reduction will reflect the differences we expect in distribution costs or services meant to be defrayed by this charge. Factors we consider for a reduction include, but are not limited to, the following:
- The number of participants under the plan;
- The type and nature of the group to which a contract is issued;
- The expected level of assets and/or cash flow under the plan;
- Our agent's involvement in sales activities;
- Our sales-related expenses;
- Distribution provisions under the plan;
- The plan's purchase of one or more other variable annuity contracts from us and the features of those contracts;
- The level of employer involvement in determining eligibility for distributions under the contract;
- Our assessment of financial risk to the Company relating to withdrawals; and
- Whether the contract results from the exchange of another contract issued by the Company to the same plan sponsor.

We will not reduce the early withdrawal charge in a manner that is unfairly discriminatory against any person.

We may also apply different early withdrawal charge provisions in contracts issued to certain employer groups or associations that have negotiated the contract terms on behalf of their employees, and this may include having an early withdrawal charge for some individual accounts and reducing or eliminating the early withdrawal charge for certain other individual accounts. We will offer any resulting early withdrawal charge uniformly to all employees in the group.

---

* To qualify for this waiver you must be between the ages of 59½ and 70½ and cannot have elected the systematic withdrawal option; any outstanding loans are not included in the account value when calculating the 10% amount; and this waiver does not apply to full withdrawals or to a withdrawal due to a loan default.

**Reduction for Certain New York Contracts.** For master 403(b) plan contracts issued after July 29, 1993 in New York, in addition to waivers or reductions that we grant, the State of New York requires a reduced early withdrawal charge schedule for withdrawals from the Guaranteed Accumulation Account. The schedule grades down over a seven-year period as account years are completed, as shown in the table below. This same schedule is used for withdrawals from the subaccounts, the Fixed Account or the Guaranteed Accumulation Account for contracts that have an early withdrawal charge that were issued in New York on or after March 7, 2000 under contract forms G-CDA-99(NY) and G-CDA-01(NY).

| Completed Account Years | Early Withdrawal Charge |
|---|---|
| Fewer than 3 | 5% |
| 3 or more but fewer than 4 | 4% |
| 4 or more but fewer than 5 | 3% |
| 5 or more but fewer than 6 | 2% |
| 6 or more but fewer than 7 | 1% |
| 7 or more | 0% |

**Reduction, Waiver or Elimination.** The early withdrawal charge may be reduced, waived or eliminated for certain types of withdrawals, for certain contracts or for certain plans. We will not reduce the early withdrawal charge in a manner that is unfairly discriminatory against any person. Consult your certificate, the contract (held by the contract holder) or contract prospectus for more information.

## Loan Interest Rate Spread and Loan Initiation Fee

For a discussion of the loan interest rate spread and the loan initiation fee, the fees and costs that may be associated with loans, please see "**LOANS – Charges Associated with Loans**."

## Redemption Fees

Certain funds may deduct redemption fees as a result of withdrawals, transfers, or other fund transactions you initiate. If applicable, we may deduct the amount of any redemption fees imposed by the underlying mutual funds as a result of withdrawals, transfers or other fund transactions you initiate and remit such fees back to that fund. Redemption fees, if any, are separate and distinct from any transaction charges or other charges deducted from your account value. For a more complete description of the funds' fees and expenses, review each fund's prospectus.

# *Periodic Fees and Charges*

## Annual Maintenance Fee

**Maximum Amount.** $30.00

**When/How.** For those plans that have a maintenance fee, each year, during the accumulation phase, we deduct this fee on your account anniversary and, in some cases, at the time of full withdrawal. Under some contracts we may also deduct this fee annually on the anniversary of the issue date of the contract, rather than on your account anniversary. It is deducted annually on a pro rata basis from your account value invested in the subaccounts and the fixed interest options. We do not deduct this fee from a single purchase payment account. Under some plans we deduct the maintenance fee from both employer and employee accounts, in which case we may deduct one-half the fee from each account, pro rata from your account value invested in the subaccounts and fixed interest options. We may also deduct all or a portion of the maintenance fee from a Roth 401(k), Roth 403(b), or Roth 457(b) account. Under some installment plans, your employer elects whether the fee is deducted from the employee account, employer account, or a portion from each. The Company may send a bill to your employer at or prior to such deduction.

**Purpose.** This fee helps defray the administrative expenses we incur in establishing and maintaining your account.

**Reduction or Elimination.** When a plan meets certain criteria, we may reduce, waive or eliminate the maintenance fee. Factors we consider reflect differences in our level of administrative costs and services, such as:

- The size, type and nature of the group to which a contract is issued;
- Amount of contributions to the contract;
- The expected level of assets under the plan (under some contracts, we may aggregate accounts under different contracts issued by the Company to the same contract holder);
- The anticipated level of administrative expenses, such as billing for payments, producing periodic reports, providing for the direct payment of account charges rather than having them deducted from account values, and any other factors pertaining to the level and expense of administrative services we will provide; and
- The number of eligible participants and the program's participation rate.

Due to factors on which the maintenance fee is based, it is possible that it may increase, decrease or be eliminated from year to year as the characteristics of the group change.

We will not unfairly discriminate against any group if we increase, reduce or eliminate the maintenance fee. We will make any increase, reduction or elimination according to our own rules in effect at the time we approve the application for a contract. We reserve the right to change these rules from time to time. Any increase will not result in an annual maintenance fee in excess of the maximum amount shown above and in the FEE TABLE ."

**Increase, Reduction or Elimination**. The maintenance fee may vary (be increased, reduced or eliminated), as described in the contract. We will not unfairly discriminate against any group if we increase, reduce or eliminate the maintenance fee. We will make any increase, reduction, or elimination according to our own rules in effect at the time we approve the application for a contract. We reserve the right to change these rules from time to time. Any increase will not result in an annual maintenance fee in excess of the maximum amount shown above and in the "**FEE TABLE**."

## Mortality and Expense Risk Charge

**Maximum Amount.** 1.25% annually of your account value invested in the subaccounts during the accumulation phase for Texas K-12 contracts and 1.50% annually for all other contracts. 1.25% annually of your account value invested in the subaccounts during the income phase. See "**INCOME PHASE - Charges Deducted**." We may charge a different fee for different funds (but not beyond the maximum amount). See your certificate or the contract (held by the contract holder).

**When/How.** This fee is deducted daily from the subaccounts. We do not deduct this fee from any fixed interest option.

**Purpose.** This fee compensates us for the mortality and expense risks we assume under the contracts, namely:

- Mortality risks are those risks associated with our promise to make lifetime payments based on annuity rates specified in the contracts and our funding of the death benefits (including any guaranteed death benefits) and other payments we make to owners or beneficiaries of the accounts; and
- Expense risk is the risk that the actual expenses we incur under the contracts will exceed the maximum costs that we can charge.

If the amount we deduct for this fee is not enough to cover our mortality costs and expenses under the contracts, we will bear the loss. We may use any excess to recover distribution costs relating to the contract and as a source of profit. We expect to earn a profit from this fee.

**Reduction.** We may reduce the mortality and expense risk charge from the maximum amount when the plan meets certain criteria and we agree to the reduction with the contract holder in writing. Some contracts have a reduced mortality and expense risk charge only during the accumulation phase of the account which then increases during the income phase (but not beyond the maximum amount). Any reduction will reflect differences in expenses for administration based on such factors as:

- The expected level of assets under the plan (under some contracts, we may aggregate accounts under different contracts issued by the Company to the same contract holder);
- The size of the prospective group, projected annual number of eligible participants and the program's participation rate;

- The plan design (for example, the plan may favor stability of invested assets and limit the conditions for withdrawals, loans and available investment options, which in turn lowers administrative expenses);
- The frequency, consistency and method of submitting payments and loan repayments;
- The method and extent of onsite services we provide and the contract holder's involvement in service such as enrollment and ongoing participant services;
- The contract holder's support and involvement in the communication, enrollment, participant education and other administrative services;
- The projected frequency of distributions;
- The type and level of other factors that affect the overall administrative expense including expenses related to the contract or the plan, or the Company's reimbursement of any portion of the costs of the plan's third party administrator, if applicable;
- Whether or not a transfer credit was selected by the plan sponsor; and
- Whether or not the contract includes a guaranteed death benefit.

We will determine any reduction of the mortality and expense risk charge on a basis that is not unfairly discriminatory according to our rules in effect at the time a contract application is approved. We reserve the right to change these rules from time to time. Under some contracts we will reassess and increase or decrease this fee annually. However, the charge that may apply to a given participant upon entry into the income phase will remain fixed while the participant remains in that phase.

**Purpose.** This fee compensates us for the mortality and expense risks we assume under the contracts. If the amount we deduct for this fee is not enough to cover our mortality costs and expenses under the contracts, we will bear the loss. We may use any excess to recover distribution costs relating to the contract and as a source of profit. We expect to earn a profit from this fee.

**Reduction.** We may reduce the mortality and expense risk charge from the maximum amount when the plan meets certain criteria and we agree to the reduction with the contract holder in writing. We will determine any reduction of the mortality and expense risk charge on a basis that is not unfairly discriminatory according to our rules in effect at the time a contract application is approved. We reserve the right to change these rules from time to time. Under some contracts we will reassess and increase or decrease this fee annually. However, the charge that may apply to a given participant upon entry into the income phase will remain fixed while the participant remains in that phase.

## Administrative Expense Charge

**Maximum Amount.** 0.25% annually of your account value invested in the subaccounts.

**When/How.** For all participants who became covered under a contract on or after November 5, 1984, we reserve the right to charge an administrative expense charge of up to 0.25% annually of your account value invested in the subaccounts. We are currently deducting this charge under the contracts issued to some plans. If charged, this fee is deducted daily from the subaccounts. We do not deduct this charge from any fixed interest option. This fee may be assessed during the accumulation phase and/or the income phase. If we are currently imposing this fee under the contract issued in connection with your plan when you enter the income phase, the fee will apply to you during the entire income phase.

**Purpose.** This charge helps defray our cost of providing administrative services under the contracts and in relation to the separate account and subaccounts.

**Reduction.** Under some contracts, if we charge the administrative expense charge, we may reduce it from the maximum when the plan meets certain criteria and we agree to the reduction with the contract holder, in writing. The level of the fee may be reassessed and increased or decreased annually.

## *Fund Fees and Expenses*

As shown in the fund prospectuses and described in "**FEE TABLE – Fund Fees and Expenses**" each fund deducts management/investment advisory fees from the amounts allocated to the fund. In addition, each fund deducts other expenses, which may include service fees that may be used to compensate service providers, including the Company and its affiliates, for administrative and contract holder services provided on behalf of the fund. Furthermore, certain funds deduct a distribution or 12b-1 fee, which is used to finance any activity that is primarily intended to result in

the sale of fund shares. Fund fees and expenses are deducted from the value of the fund shares on a daily basis, which in turn affects the value of each subaccount that purchases fund shares. Fund fees and expenses are one factor that impacts the value of a fund's shares. **To learn more about fund fees and expenses, the additional factors that can affect the value of a fund's shares and other important information about the funds, refer to the fund prospectuses.**

Less expensive share classes of the funds offered through this contract may be available for investment outside of this contract. You should evaluate the expenses associated with the funds available through this contract before making a decision to invest.

## Revenue from the Funds

The Company may receive compensation from each of the funds or the funds' affiliates. For certain funds, some of this compensation may be paid out of 12b-1 fees or service fees that are deducted from fund assets. Any such fees deducted from fund assets are disclosed in the fund prospectuses. The Company may also receive additional compensation from certain funds for administrative, recordkeeping or other services provided by the Company to the funds or the funds' affiliates. These additional payments may also be used by the Company to finance distribution. These additional payments are made by the funds or the funds' affiliates to the Company and do not increase, directly or indirectly, the fund fees and expenses.

The amount of revenue the Company may receive from each of the funds or from the funds' affiliates may be substantial, although the amount and types of revenue vary with respect to each of the funds offered through the contract. This revenue is one of several factors we consider when determining contract fees and charges and whether to offer a fund through our contracts. **Fund revenue is important to the Company's profitability and it is generally more profitable for us to offer affiliated funds than to offer unaffiliated funds.**

Assets allocated to affiliated funds, meaning funds managed by Directed Services LLC, Voya Investments, LLC or another Company affiliate, generate the largest dollar amount of revenue for the Company. Affiliated funds may also be subadvised by a Company affiliate or an unaffiliated third party. Assets allocated to unaffiliated funds, meaning funds managed by an unaffiliated third party, generate lesser, but still substantial dollar amounts of revenue for the Company. The Company expects to earn a profit from this revenue to the extent it exceeds the Company's expenses, including the payment of sales compensation to our distributors.

**Revenue Received from Affiliated Funds.** The revenue received by the Company from affiliated funds may be deducted from fund assets and may include:
- A share of the management fee;
- Service fees;
- For certain share classes, compensation paid from 12b-1 fees; and
- Other revenues that may be based either on an annual percentage of average net assets held in the fund by the Company or a percentage of the fund's management fees.

In the case of affiliated funds subadvised by unaffiliated third parties, any sharing of the management fee between the Company and the affiliated investment adviser is based on the amount of such fee remaining after the subadvisory fee has been paid to the unaffiliated subadviser. Because subadvisory fees vary by subadviser, varying amounts of revenue are retained by the affiliated investment adviser and ultimately shared with the Company. The sharing of the management fee between the Company and the affiliated investment adviser does not increase, directly or indirectly, fund fees and expenses. The Company may also receive additional compensation in the form of intercompany payments from an affiliated fund's investment adviser or the investment adviser's parent in order to allocate revenue and profits across the organization. The intercompany payments and other revenue received from affiliated funds provide the Company with a financial incentive to offer affiliated funds through the contract rather than unaffiliated funds.

Additionally, in the case of affiliated funds subadvised by third parties, no direct payments are made to the Company or the affiliated investment adviser by the subadvisers. However, subadvisers may provide reimbursement for employees of the Company or its affiliates to attend business meetings or training conferences.

**Revenue Received from Unaffiliated Funds.** Revenue received from each of the unaffiliated funds or their affiliates is based on an annual percentage of the average net assets held in that fund by the Company. Some unaffiliated funds or their affiliates pay us more than others and some of the amounts we receive may be significant.

The revenue received by the Company or its affiliates from unaffiliated funds may be deducted from fund assets and may include:
- Service fees;
- For certain share classes, compensation paid from 12b-1 fees; and
- Additional payments for administrative, recordkeeping or other services that we provide to the funds or their affiliates, such as processing purchase and redemption requests, and mailing fund prospectuses, periodic reports and proxy materials. These additional payments do not increase directly or indirectly the fees and expenses shown in each fund's prospectus. These additional payments may be used by us to finance distribution of the contract.

If the unaffiliated fund families currently offered through the contract that made payments to us were individually ranked according to the total amount they paid to the Company or its affiliates in 2013, in connection with the registered variable annuity contracts issued by the Company, that ranking would be as follows:

- Fidelity Investments®
- American Funds®
- OppenheimerFunds, Inc.
- Franklin® Templeton® Investments
- Columbia Funds
- PIMCO Funds
- Wells Fargo Funds Management, LLC
- Amana Funds
- Lord Abbett Funds
- Invesco Investments
- Pax World Funds
- American Century Investments®
- Pioneer Investments
- Calvert Funds
- Aston Funds

- BlackRock, Inc.
- Loomis Sayles Funds
- Neuberger Berman Management, Inc.
- Ariel Mutual Funds
- Artisan Funds
- Alger Funds
- USAA Funds
- Lazard Funds, Inc.
- Cohen & Steers
- Delaware Investments
- Allianz Global Investors
- Metropolitan West Funds
- Hartford Mutual Funds
- Janus Funds
- LKCM Aquinas Funds

If the revenues received from the affiliated funds were taken into account when ranking the funds according to the total dollar amount they paid to the Company or its affiliates in 2013, the affiliated funds would be first on the list.

In addition to the types of revenue received from affiliated and unaffiliated funds described above, affiliated and unaffiliated funds and their investment advisers, subadvisers or affiliates may participate at their own expense in Company sales conferences or educational and training meetings. In relation to such participation, a fund's investment adviser, subadviser or affiliate may help offset the cost of the meetings or sponsor events associated with the meetings. In exchange for these expense offset or sponsorship arrangements, the investment adviser, subadviser or affiliate may receive certain benefits and access opportunities to Company representatives and wholesalers rather than monetary benefits. These benefits and opportunities include, but are not limited to co-branded marketing materials, targeted marketing sales opportunities, training opportunities at meetings, training modules for personnel, and opportunities to host due diligence meetings for representatives and wholesalers.

Please note certain management personnel and other employees of the Company or its affiliates may receive a portion of their total employment compensation based on the amount of net assets allocated to affiliated funds. **See also "CONTRACT DISTRIBUTION."**

## Fund of Funds

Certain funds may be structured as "fund of funds." These funds may have higher fees and expenses than a fund that invests directly in debt and equity securities because they also incur the fees and expenses of the underlying funds in which they invest. These funds may be affiliated funds, and the underlying funds in which they invest may be affiliated as well. The fund prospectuses disclose the aggregate annual operating expenses of each fund and its corresponding underlying fund or funds. These funds are identified in the investment option list in the front of this prospectus.

## *Charges for Advisory Services*

We reserve the right to deduct from a participant's account, upon authorization from the participant, any advisory and other fees due under an independent advisory services agreement between the participant and an investment advisor. Advisory fees will be deducted on a pro-rata basis from the subaccounts that invest in the funds used in the allocation model selected by the participant under the advisory services agreement, and any set-up fees may be deducted on a pro rata basis from all of the funds in which the participant is invested.

## *Premium and Other Taxes*

**Maximum Amount.** Some states and municipalities charge a premium tax on annuities. These taxes currently range from 0% to 4%, depending upon the jurisdiction.

**When/How.** We reserve the right to deduct a charge for premium taxes from your account value or from payments to the account at any time, but not before there is a tax liability under state law. For example, we may deduct a charge for premium taxes at the time of a complete withdrawal or we may reflect the cost of premium taxes in our income phase payment rates when you commence income phase payments.

We will not deduct a charge for any municipal premium tax of 1% or less, but we reserve the right to reflect such an expense in our annuity purchase rates.

In addition, the Company reserves the right to assess a charge for any federal taxes due against the separate account. See "**TAX CONSIDERATIONS**."

# YOUR ACCOUNT VALUE

During the accumulation phase, your account value at any given time equals:
* Account dollars directed to the fixed interest options, including interest earnings to date; less
* Any deductions from the fixed interest options (e.g., withdrawals, fees); and plus
* The current dollar value of amounts held in the subaccounts, which takes into account investment performance and fees deducted from the subaccounts.

**Subaccount Accumulation Units.** When a fund is selected as an investment option, your account dollars invest in "accumulation units" of the Variable Annuity Account C subaccount corresponding to that fund. The subaccount invests directly in the fund shares. The value of your interests in a subaccount is expressed as the number of accumulation units you hold multiplied by an "Accumulation Unit Value," as described below, for each unit.

**Accumulation Unit Value ("AUV").** The value of each accumulation unit in a subaccount is called the accumulation unit value or AUV. The AUV varies daily in relation to the underlying fund's investment performance. The AUV also reflects deductions for fund fees and expenses, the mortality and expense risk charge, and the administrative expense charge (if any). We discuss these deductions in more detail in "**FEE TABLE**" and "**FEES**."

**Valuation.** We determine the AUV every business day after the close of the New York Stock Exchange ("NYSE") (normally at 4:00 p.m. Eastern Time). At that time, we calculate the current AUV by multiplying the AUV last calculated by the "net investment factor" of the subaccount. The net investment factor measures the investment performance of the subaccount from one valuation to the next.

Current AUV = Prior AUV x Net Investment Factor

**Net Investment Factor.** The net investment factor for a subaccount between two consecutive valuations equals the sum of 1.0000 plus the net investment rate.

**Net Investment Rate.** The net investment rate is computed according to a formula that is equivalent to the following:
• The net assets of the fund held by the subaccount as of the current valuation; minus
• The net assets of the fund held by the subaccount at the preceding valuation; plus or minus
• Taxes or provisions for taxes, if any, due to subaccount operations (with any federal income tax liability offset by foreign tax credits to the extent allowed); divided by
• The total value of the subaccount's units at the preceding valuation; and minus
• A daily deduction for the mortality and expense risk charge, the administrative expense charge, if any, and any other fees deducted daily from investments in the separate account. See "**FEES**."

The net investment rate may be either positive or negative.

**Hypothetical Illustration.** As a hypothetical illustration, assume that an investor contributes $5,000 to his account and directs us to invest $3,000 in Fund A and $2,000 in Fund B. After receiving the contribution and following the next close of business of the NYSE (normally at 4:00 p.m. Eastern Time), the applicable AUVs are $10 for Subaccount A, and $25 for Subaccount B. The investor's account is credited with 300 accumulation units of Subaccount A and 80 accumulation units of Subaccount B.



**Step 1:** An investor contributes $5,000.

**Step 2:**
• He directs us to invest $3,000 in Fund A. His dollars purchase 300 accumulation units of Subaccount A ($3,000 divided by the current $10 AUV);and
• He directs us to invest $2,000 in Fund B. His dollars purchase 80 accumulation units of Subaccount B ($2,000 divided by the current $25 AUV).

**Step 3:** The separate account then purchases shares of the applicable funds at the current market value (net asset value or NAV).

The fund's subsequent investment performance, expenses and charges, and the daily charges deducted from the subaccount, will cause the AUV to move up or down on a daily basis.

**Purchase Payments to Your Account.** If all or a portion of initial purchase payments are directed to the subaccounts, they will purchase subaccount accumulation units at the AUV next computed after our acceptance of the applicable application or enrollment forms, as described in "Contract Purchase and Participation." Subsequent purchase payments or transfers directed to the subaccounts that we receive in good order by the close of business of the NYSE (normally at 4:00 p.m. Eastern Time) will purchase subaccount accumulation units at the AUV computed after the close of the NYSE (normally at 4:00 p.m. Eastern Time) on that day. The value of subaccounts may vary day to day.

# TRANSFERS

**Transfers Among Investment Options.** During the accumulation phase and, under some contracts, the income phase, the contract holder, or you if permitted by the plan, may transfer amounts among investment options. Transfers from fixed interest options are restricted as outlined in Appendix I, Appendix II and Appendix III. Transfers may be requested in writing, by telephone or, where available, electronically. Transfers must be made in accordance with the terms of the contract.

**Value of Transferred Dollars.** The value of amounts transferred in or out of subaccounts will be based on the subaccount unit values next determined after we receive your request in good order at the address listed in "**CONTRACT OVERVIEW - Questions: Contacting the Company**," or if you are participating in the dollar cost averaging or asset rebalancing programs, after your scheduled transfer or reallocation.

**Telephone and Electronic Transfers: Security Measures.** To prevent fraudulent use of telephone or electronic transactions (including, but not limited to, internet transactions), we have established security procedures. These include recording calls on our toll-free telephone lines and requiring use of a personal identification number ("PIN") to execute transactions. You are responsible for keeping your PIN and account information confidential. If we fail to follow reasonable security procedures, we may be liable for losses due to unauthorized or fraudulent telephone or other electronic transactions. We are not liable for losses resulting from following telephone or electronic instructions we believe to be genuine. If a loss occurs when we rely on such instructions, you will bear the loss.

## *Limits on Frequent or Disruptive Transfers*

The contract is not designed to serve as a vehicle for frequent transfers. Frequent transfer activity can disrupt management of a fund and raise its expenses through:
*   Increased trading and transaction costs;
*   Forced and unplanned portfolio turnover;
*   Lost opportunity costs; and
*   Large asset swings that decrease the fund's ability to provide maximum investment return to all contract owners and participants.

This in turn can have an adverse effect on fund performance. **Accordingly, individuals or organizations that use market-timing investment strategies or make frequent transfers should not purchase or participate in the contract.**

**Excessive Trading Policy.** We and the other members of the ING family of companies that provide multi-fund variable insurance and retirement products have adopted a common Excessive Trading Policy to respond to the demands of the various fund families that make their funds available through our products to restrict excessive fund trading activity and to ensure compliance with Rule 22c-2 of the 1940 Act.

We actively monitor fund transfer and reallocation activity within our variable insurance products to identify violations of our Excessive Trading Policy. Our Excessive Trading Policy is violated if fund transfer and reallocation activity:
*   Meets or exceeds our current definition of Excessive Trading, as defined below; or
*   Is determined, in our sole discretion, to be disruptive or not in the best interests of other owners of our variable insurance and retirement products, or participants in such products.

We currently define "Excessive Trading" as:
*   More than one purchase and sale of the same fund (including money market funds) within a 60 calendar day period (hereinafter, a purchase and sale of the same fund is referred to as a "round-trip"). This means two or more round-trips involving the same fund within a 60 calendar day period would meet our definition of Excessive Trading; or
*   Six round-trips involving the same fund within a rolling 12 month period.

The following transactions are excluded when determining whether trading activity is excessive:
- Purchases or sales of shares related to non-fund transfers (for example, new purchase payments, withdrawals and loans);
- Transfers associated with scheduled dollar cost averaging, scheduled rebalancing, or scheduled asset allocation programs;
- Purchases and sales of fund shares in the amount of $5,000 or less;
- Purchases and sales of funds that affirmatively permit short-term trading in their fund shares, and movement between such funds and a money market fund; and
- Transactions initiated by us, another member of the ING family of companies, or a fund.

If we determine that an individual or entity has made a purchase of a fund within 60 days of a prior round-trip involving the same fund, we will send them a letter warning that another sale of that same fund within 60 days of the beginning of the prior round-trip will be deemed to be Excessive Trading and result in a six month suspension of their ability to initiate fund transfers or reallocations through the Internet, facsimile, Voice Response Unit ("VRU"), telephone calls to Customer Service or other electronic trading medium that we may make available from time to time ("Electronic Trading Privileges"). Likewise, if we determine that an individual or entity has made five round-trips involving the same fund within a rolling 12 month period, we will send them a letter warning that another purchase and sale of that same fund within 12 months of the initial purchase in the first round-trip will be deemed to be Excessive Trading and result in a suspension of their Electronic Trading Privileges. According to the needs of the various business units, a copy of any warning letters may also be sent, as applicable, to the person(s) or entity authorized to initiate fund transfers or reallocations, the agent/registered representative, or the investment adviser for that individual or entity. A copy of the warning letters and details of the individual's or entity's trading activity may also be sent to the fund whose shares were involved in the trading activity.

If we determine that an individual or entity has violated our Excessive Trading Policy, we will send them a letter stating that their Electronic Trading Privileges have been suspended for a period of six months. Consequently, all fund transfers or reallocations, not just those that involve the fund whose shares were involved in the activity that violated our Excessive Trading Policy, will then have to be initiated by providing written instructions to us via regular U.S. mail. Suspension of Electronic Trading Privileges may also extend to products other than the product through which the Excessive Trading activity occurred. During the six month suspension period, electronic "inquiry only" privileges will be permitted where and when possible. A copy of the letter restricting future transfer and reallocation activity to regular U.S. mail and details of the individual's or entity's trading activity may also be sent, as applicable, to the person(s) or entity authorized to initiate fund transfers or reallocations, the agent/registered representative or investment adviser for that individual or entity, and the fund whose shares were involved in the activity that violated our Excessive Trading Policy.

Following the six month suspension period during which no additional violations of our Excessive Trading Policy are identified, Electronic Trading Privileges may again be restored. We will continue to monitor the fund transfer and reallocation activity, and any future violations of our Excessive Trading Policy will result in an indefinite suspension of Electronic Trading Privileges. A violation of our Excessive Trading Policy during the six month suspension period will also result in an indefinite suspension of Electronic Trading Privileges.

We reserve the right to suspend Electronic Trading Privileges with respect to any individual or entity, with or without prior notice, if we determine, in our sole discretion, that the individual's or entity's trading activity is disruptive or not in the best interests of other owners of our variable insurance and retirement products, or participants in such products, regardless of whether the individual's or entity's trading activity falls within the definition of Excessive Trading set forth above.

Our failure to send or an individual's or entity's failure to receive any warning letter or other notice contemplated under our Excessive Trading Policy will not prevent us from suspending that individual's or entity's Electronic Trading Privileges or taking any other action provided for in our Excessive Trading Policy.

The Company does not allow exceptions to our Excessive Trading Policy. We reserve the right to modify our Excessive Trading Policy, or the policy as it relates to a particular fund, at any time without prior notice, depending on, among other factors, the needs of the underlying fund(s), the best interests of contract owners, participants, and fund investors, and/or state or federal regulatory requirements. If we modify our policy, it will be applied uniformly to all contract owners and participants or, as applicable, to all contract owners and participants investing in the underlying fund.

Our Excessive Trading Policy may not be completely successful in preventing market-timing or excessive trading activity. If it is not completely successful, fund performance and management may be adversely affected, as noted above.

**Limits Imposed by the Underlying Funds.** Each underlying fund available through the variable insurance and retirement products offered by us and/or the other members of the ING family of companies, either by prospectus or stated policy, has adopted or may adopt its own excessive/frequent trading policy, and orders for the purchase of fund shares are subject to acceptance or rejection by the underlying fund. We reserve the right, without prior notice, to implement fund purchase restrictions and/or limitations on an individual or entity that the fund has identified as violating its excessive/frequent trading policy and to reject any allocation or transfer request to a subaccount if the corresponding fund will not accept the allocation or transfer for any reason.  All such restrictions and/or limitations (which may include, but are not limited to, suspension of Electronic Trading Privileges and/or blocking of future purchases of a fund or all funds within a fund family) will be done in accordance with the directions we receive from the fund.

**Agreements to Share Information with Fund Companies.** As required by Rule 22c-2 under the 1940 Act, we have entered into information sharing agreements with each of the fund companies whose funds are offered through the contract.  Contract owner and participant trading information is shared under these agreements as necessary for the fund companies to monitor fund trading and our implementation of our Excessive Trading Policy. Under these agreements, the Company is required to share information regarding contract owner and participant transactions, including but not limited to information regarding fund transfers initiated by you. In addition to information about contract owner and participant transactions, this information may include personal contract owner and participant information, including names and social security numbers or other tax identification numbers.

As a result of this information sharing, a fund company may direct us to restrict a contract owner or participant's transactions if the fund determines that the contract owner or participant has violated the fund's excessive/frequent trading policy. This could include the fund directing us to reject any allocations of purchase payments or account value to the fund or all funds within the fund family.

**Dollar Cost Averaging Program.** Certain contracts allow you to participate in our dollar cost averaging program. There is no additional charge for this service. Dollar cost averaging is a system for investing that buys fixed dollar amounts of an investment at regular intervals, regardless of price. Our program transfers, at regular intervals, a fixed dollar amount to one or more subaccounts that you select. Dollar cost averaging neither ensures a profit nor guarantees against loss in a declining market. You should consider your financial ability to continue purchases through periods of low price levels. For additional information about this program, contact your local representative or call the Company at the number listed in "**CONTRACT OVERVIEW - Questions: Contacting the Company**."

Dollar cost averaging is not available to participants in the asset rebalancing program. Subaccount reallocations or changes outside of the dollar cost averaging may affect the program. Changes such as fund mergers, substitutions, or closures may also affect the program.

**Asset Rebalancing Program.** Under some contracts you may participate in asset rebalancing. Asset rebalancing allows you to reallocate your account value in the investments and percentages you identify. Only account values invested in the subaccounts identified may be rebalanced. We automatically reallocate your account value annually (or more frequently as we allow). Asset rebalancing neither ensures a profit nor guarantees against loss in a declining market. There is no additional charge for this program.  If available under your contract, you may elect the asset rebalancing program electronically at www.ingretirementplans.com, or by completing and submitting an asset rebalancing form.

Asset rebalancing is not available if you elect to participate in the dollar cost averaging program. Subaccount reallocations or changes outside of the asset rebalancing program may affect the program. Changes such as fund mergers, substitutions, or closures may also affect the program.

**Transfers Between Individual Accounts.** We may establish one or more accounts for you. As permitted by your plan and if allowed under the contract, you may transfer assets from one account to another. Any such transfer will be subject to the restrictions, conditions and limits established by your plan or set forth in the contract.

# WITHDRAWALS

**Making a Withdrawal.** Subject to limitations on withdrawals from the fixed interest options and other restrictions (see "**Withdrawal Restrictions**" in this section), the contract holder, or you if permitted by the plan, may withdraw all or a portion of your account value at any time during the accumulation phase.

**Steps for Making a Withdrawal.**
The contract holder, or you if permitted by the plan, must select the withdrawal amount:
- Full Withdrawal: You will receive, reduced by any required tax, your account value allocated to the subaccounts, the Guaranteed Accumulation Account (plus or minus any applicable market value adjustment) and the Fixed Account, minus any applicable early withdrawal charge, maintenance fee, and redemption fees, plus the amount available for withdrawal from the Fixed Plus Account; or
- Partial Withdrawal (Percentage or Specified Dollar Amount): You will receive, reduced by any required tax, the amount you specify, subject to the value available in your account. However, the amount actually withdrawn from your account will be adjusted by any applicable redemption fees, and by any applicable early withdrawal charge for amounts withdrawn from the subaccounts, the Guaranteed Accumulation Account or the Fixed Account, and any positive or negative market value adjustments for amounts withdrawn from the Guaranteed Accumulation Account. The amount available from the Fixed Plus Account may be limited;
- Select investment options. If not specified, we will withdraw dollars in the same proportion as the values you hold in the various investment options from each investment option in which you have an account value; and
- Properly complete a disbursement form and submit it to the address listed in "**CONTRACT OVERVIEW - Questions: Contacting the Company**."

For a description of limitations on withdrawals from the Fixed Plus Account, see **"APPENDIX III**."

> **Taxes, Fees and Deductions**
>
> Amounts withdrawn may be subject to one or more of the following:
> - Early Withdrawal Charge. See "**FEES - Early Withdrawal Charge**"
> - Maintenance Fee. See "**FEES - Annual Maintenance Fee**"
> - Market Value Adjustment. See "**APPENDIX I**"
> - Redemption Fees. See "**FEES - Redemption Fees**"
> - Tax Penalty. See "**TAX CONSIDERATIONS**"
> - Tax Withholding. See "**TAX CONSIDERATIONS**"
>
> To determine which may apply, refer to the appropriate sections of this prospectus, contact your local representative or call the Company at the number listed in "**CONTRACT OVERVIEW - Questions: Contacting the Company**."

**Calculation of Your Withdrawal.** We determine your account value every normal business day after the close of the NYSE (normally at 4:00 p.m. Eastern Time). We pay withdrawal amounts based on your account value either:
- As of the next valuation after we receive a request for withdrawal in good order at the address listed in "**CONTRACT OVERVIEW - Questions: Contacting the Company;**" or
- On such later date as specified on the disbursement form.

**Delivery of Payment.** Payments for withdrawal requests will be made in accordance with SEC requirements. Normally, we will send your payment no later than seven calendar days following our receipt of your disbursement form in good order.

**Reinstatement Privilege.** Some contracts allow the one-time use of a reinstatement privilege. Within 30 calendar days after a full withdrawal, if allowed by law and the contract, you may elect to reinstate all or a portion of the proceeds. We must receive reinstated amounts within 60 days of the withdrawal. We will credit the account for the amount reinstated based on the subaccount values next computed following our receipt of your request in good order and the amount to be reinstated. We will credit the amount reinstated proportionally for maintenance fees and early withdrawal charges imposed at the time of withdrawal. We will deduct from the amounts reinstated any maintenance fee which became due after the withdrawal and before the reinstatement. Provided all options are available, we will reinstate in the same investment options and proportions in place at the time of withdrawal. If an investment option is no longer available, amounts to be allocated to any such option will be invested in a replacement option as directed by you or your plan sponsor, as applicable. Special rules apply to reinstatements of amounts withdrawn from the Guaranteed Accumulation Account. See "**APPENDIX I**." Seek competent advice regarding the tax consequences associated with reinstatement.

**Withdrawal Restrictions.** Some plans may have other limits on withdrawals, other than or in addition to those listed below:

- Section 403(b)(11) of the Tax Code generally prohibits withdrawals under 403(b) contracts prior to your death, disability, attainment of age 59½, severance from employment, or financial hardship of the following:
  - ▷ Salary reduction contributions made after December 31, 1988; and
  - ▷ Earnings on those contributions and earnings on amounts held before 1989 and credited after December 31, 1988. Income attributable to salary reduction contributions and credited on or after January 1, 1989, may not be distributed in the case of hardship;
- Effective January 1, 2009, 403(b) regulations impose restrictions on the distribution of 403(b) employer contributions under certain contracts. See "**TAX CONSIDERATIONS – Distributions - Eligibility - 403(b) and Roth 403(b) Plans**;"
- 401(k) plans generally prohibit withdrawal of salary reduction contributions and associated earnings prior to your death, disability, attainment of age 59½, severance from employment, or financial hardship;
- The contract generally requires that the plan sponsor or its delegate certify that you are eligible for the distribution;
- If you are married and covered by an ERISA plan, the contract holder must provide certification that Retirement Equity Act requirements have been met;
- Participants in the Ball State University Alternate Pension Plan - The portion of your account value attributable to employer contributions and applicable earnings may not be withdrawn unless your employment is terminated with Ball State University or you have died, retired or separated from service. The contract holder may withdraw the employer account value, and you may exchange or transfer employer account values as permitted by the plan, the Tax Code and regulations thereunder without regard to this restriction. No early withdrawal charge will apply to the first 20% of the employer account value exchanged or transferred in a calendar year. This waiver does not apply to an exchange or transfer of the full employer account value; and
- Participants in the Texas Optional Retirement Program - You may not receive any distribution before retirement, except upon reaching age 70½ or terminating employment with Texas public institutions of higher learning. Conditions under which you may exercise the right to withdraw and the right to advance the date on which an income phase payment option is to begin are limited. These restrictions are imposed by reason of the Texas Attorney General's interpretation of Texas law.

Other withdrawals may be allowed as provided for under the Tax Code or regulations.

**Waivers of Early Withdrawal Charge and Fixed Plus Account Full and Partial Withdrawal Provisions (for those contracts that waive these charges/restrictions upon separation from service).** Although the Tax Code permits distributions upon a participant's severance from employment, the contracts do not provide for a waiver of early withdrawal charges or the Fixed Plus Account full or partial withdrawal provisions unless the severance from employment would otherwise have qualified as a separation from service under prior IRS "same desk" guidance (prior to enactment of the Economic Growth and Tax Relief Reconciliation Act of 2001). Generally, a severance from employment due to a merger, liquidation, consolidation or other employer transaction does not qualify as a separation from service.

**Employer-Directed Withdrawals.** Under certain contracts, if permitted by the plan, we may, at the plan sponsor's direction, deduct amounts from participant accounts in order to pay costs associated with a third party administrator engaged by the plan sponsor to administer the plan.

# SYSTEMATIC DISTRIBUTION OPTIONS

**Availability of Systematic Distribution Options.** These options may be exercised at any time during the accumulation phase of the contract. To exercise one of these options, the account value must meet any minimum dollar amount and age criteria applicable to that option. To determine what systematic distribution options are available, check with the contract holder or the Company.

Systematic distribution options currently available under the contract include the following:

- **Systematic Withdrawal Option (SWO).** SWO is a series of partial withdrawals from your account based on a payment method you select. It is designed for those who want a periodic income while retaining accumulation phase investment flexibility for amounts accumulated under the account. (This option may not be available if you have an outstanding loan); and
- **Estate Conservation Option (ECO).** ECO also allows you to maintain the account in the accumulation phase and provides periodic payments designed to meet the Tax Code's required minimum distributions. Under ECO, the Company calculates the minimum distribution amount required by law (generally at age 70½ or retirement, if later) and pays you that amount once a year.

  For certain contracts issued in the State of New York, no market value adjustment is imposed on ECO withdrawals from the Guaranteed Accumulation Account.

| Features of a Systematic Distributions Option |
|---|
| If available under your plan, a systematic distribution option allows you to receive regular payments from your account without moving into the income phase. By remaining in the accumulation phase, you retain certain rights and investment flexibility not available during the income phase. Because the account remains in the accumulation phase, all accumulation phase charges continue to apply. |

**Other Systematic Distribution Options.** Other systematic distribution options may be available from time to time. Additional information relating to any of the systematic distribution options may be obtained from your local representative or from the Company.

**Availability of Systematic Distribution Options.** The Company may discontinue the availability of one or all of the systematic distribution options at any time, and/or change the terms of future elections.

**Electing a Systematic Distribution Option.** The contract holder, or you if permitted by the plan, may elect a systematic distribution option. The plan sponsor or its delegate generally must provide the Company with certification that you are eligible for a distribution and that the distribution is in accordance with the terms of the plan.

**Terminating a Systematic Distribution Option.** Once you elect a systematic distribution option (other than accounts that are part of 457 plan contracts issued to non-governmental, tax exempt employers) you may revoke it at any time through a written request to the address listed in "**CONTRACT OVERVIEW - Questions: Contacting the Company**." Once revoked, an option may not be elected again until the next calendar year, nor may any other systematic distribution option be elected, unless the Tax Code permits it.

**Tax Consequences.** Withdrawals received through these options and revocations of elections may have tax consequences. See "**TAX CONSIDERATIONS**."

# LOANS

**Availability.** If allowed by the contract and the plan, you may take out a loan from your account value during the accumulation phase. Loans are not available from Roth 401(k) or Roth 403(b) contracts or accounts, and participant Roth 401(k) or Roth 403(b) accounts are excluded from the amount available for loan. Some plans restrict loans from your employer account. Loans are only allowed from amounts allocated to certain subaccounts and fixed

interest options. Additional restrictions may apply under the Tax Code, your plan, or due to our administrative practices or those of a third party administrator selected by your plan sponsor, and loans may be subject to approval by the plan sponsor or its delegate. We reserve the right not to grant a loan request if the participant has an outstanding loan in default.

Unless specifically permitted by the terms of your plan and supported by your plan's administrator and record keeper, a loan is not available from your Roth 457(b) account. Absent such an exception, although your Roth 457(b) account may be included in the calculation of the amount available for loan ("lienable"), the amount of your Roth 457(b) account may not be part of a loan ("loanable"). Accordingly, the amount available for a full or partial withdrawal from a participant Roth account will not be reduced by any outstanding loan balance. Further, in the event of a loan default, no amount of the outstanding loan balance will be deducted from your Roth account.

**Requests.** If you are eligible to obtain a loan, you may request one by properly completing the loan request form and submitting it to the address listed in "**CONTRACT OVERVIEW - Questions: Contacting the Company**." Read the terms of the loan agreement before submitting any request.

**Charges Associated with Loans.** If you are eligible and take a loan from your account value, you may be subject to one of the following two charges associated with loans:
- **Loan Interest.** Interest will be charged and credited on loan amounts. The difference between the rate charged and the rate credited on loans under your contract is called the loan interest rate spread. The loan interest rate spread for most contracts is currently 2.5%. For example, if the current interest rate charged on a loan is 6.0% and the loan interest rate spread is 2.5%, the amount of interest credited is 3.5%. The loan interest rate spread is retained by the Company. We reserve the right to apply a loan interest rate spread of between 0.0% and 3.0%; or
- **Loan Initiation Fee.** Loans under certain contracts that have a 0.0% loan interest rate spread may be subject to a loan initiation fee instead. This fee will not exceed $100 per loan. The loan initiation fee will be deducted from the vested individual account value during the first month of the loan period. We reserve the right to change the fees charged for loan initiation, but not to exceed $100 per loan.

For information about whether the loan interest rate spread or the loan initiation fee is applicable to you, please see your certificate/enrollment materials or the contract (held by the contract holder).

# DEATH BENEFIT

The contract provides a death benefit in the event of your death, which is payable to the beneficiary named under the contract (contract beneficiary):
- Under contracts issued in connection with most types of plans except most voluntary 403(b) and Roth 403(b) plans, the contract holder must be named as the contract beneficiary, but may direct that we make any payments to the beneficiary you name under the plan (plan beneficiary); and
- Under most group contracts issued in connection with voluntary 403(b) and Roth 403(b) plans and under individual contracts, you may generally designate your own contract beneficiary who will normally be your plan beneficiary, as well.

> **During the Income Phase**
>
> This section provides information about the accumulation phase. For death benefit information applicable to the income phase, **see** "**INCOME PHASE**."

## *During the Accumulation Phase*

**Payment Process.** To request payment of the death benefit following your death:
- The contract beneficiary (on behalf of the plan beneficiary, if applicable) must provide the Company with proof of death acceptable to us and a payment request in good order;
- The payment request should include selection of a benefit payment option; and
- Within seven calendar days after we receive proof of death acceptable to us and payment request in good order at the address listed in "**CONTRACT OVERVIEW - Questions: Contacting the Company**," we will mail payment, unless otherwise requested.

Until a death benefit request is in good order and a payment option is selected, account dollars will remain invested as at the time of your death, and no distributions will be made.

**Benefit Payment Options.** The following payment options are available, if allowed by the Tax Code:
- Lump-sum payment;
- Payment under an available income phase payment option (see "**INCOME PHASE – Income Phase Payment Options**"); and
- Payment under an available systematic distribution option (subject to certain limitations). See "**SYSTEMATIC DISTRIBUTION OPTIONS**."

The following options are also available under some contracts; however, the Tax Code limits how long the death benefit proceeds may be left in these options:
- Leaving the account value invested in the contract; and
- Under some contracts, leaving your account value on deposit in the Company's general account and receiving monthly, quarterly, semi-annual or annual interest payments at the interest rate currently credited on such deposits. The balance on deposit can be withdrawn at any time or paid in accordance with any of the available income phase payment options. See "**INCOME PHASE – Income Phase Payment Options**."

**Payment of Death Benefit or Proceeds.**

Subject to the conditions and requirements of state law, full payment of the death benefit or proceeds ("Proceeds") to a beneficiary may be made either into an interest bearing retained asset account that is backed by our general account or by check. For additional information about the payment options available to you, please refer to your claim forms or contact us at the address shown in "**CONTRACT OVERVIEW – Questions: Contacting the Company.**" Beneficiaries should carefully review all settlement and payment options available under the contract and are encouraged to consult with a financial professional or tax adviser before choosing a settlement or payment option.

**The Retained Asset Account.** The retained asset account, known as the ING Personal Transition Account, is an interest bearing account backed by our general account. **The retained asset account is not guaranteed by the Federal Deposit Insurance Corporation ("FDIC").** Beneficiaries that receive their payment through the retained asset account may access the entire Proceeds in the account at any time without penalty through a draftbook feature. The Company seeks to earn a profit on the account, and interest credited on the account may vary from time to time but will not be less than the minimum rate stated in the supplemental contract delivered to the beneficiary together with the paperwork to make a claim to the Proceeds. Interest earned on the Proceeds in the account may be less than could be earned if the Proceeds were invested outside of the account. Likewise, interest credited on the Proceeds in the account may be less than under other settlement or payment options available through the contract.

**Death Benefit Options.** The various death benefit options that may be made available by the Company under the contract are listed below. For information about the death benefit applicable to you, please see your certificate/enrollment materials or the contract (held by the contract holder).

**Account Value Death Benefit.** For most contracts, the death benefit will be based on your account value. For amounts held in the Guaranteed Accumulation Account, any positive aggregate market value adjustment (the sum of all market value adjustments calculated due to a withdrawal) will be included in your account value. If a negative market value adjustment applies, it would be deducted only if the death benefit is withdrawn more than six months after your death. We describe the market value adjustment in Appendix I and in the Guaranteed Accumulation Account prospectus.

The death benefit is calculated as of the next time we value your account following the date on which we receive proof of death and payment request in good order. In addition to this amount, some states require we pay interest on amounts invested in fixed interest options, calculated from date of death at a rate specified by state law.

**Return of Purchase Payment Death Benefit.** Some contracts provide a guaranteed death benefit if the contract beneficiary (on behalf of the plan beneficiary, if applicable) elects a lump-sum distribution or an income phase payment option within six months of your death. For those contracts, the guaranteed death benefit is the greater of:
- Your account value on the day that notice of death and request for payment are received in good order at the address listed in "**CONTRACT OVERVIEW - Questions: Contacting the Company**," plus any positive aggregate market value adjustment that applies to amounts allocated to the Guaranteed Accumulation Account; or
- The sum of payments (minus any applicable premium tax) made to your account, minus withdrawals made from your account and any outstanding loan amount.

In the event that the contract beneficiary does not request payment of the death benefit as a lump sum or as an income phase option within six months of your death, the amount of the death benefit is the account value as of the next valuation following our receipt of acceptable proof of death and the payment request in good order. See the contract and/or certificate/enrollment materials for treatment of amounts held in the Guaranteed Accumulation Account.

**Adjusted Purchase Payment Guaranteed Death Benefit.** Under another form of guaranteed death benefit that may be available under certain contracts, the death benefit payable under the contract will never be less than the amount of adjusted purchase payments made to your account (as defined below), less a proportional adjustment for amounts withdrawn or borrowed from your account. The charge for this guaranteed death benefit (if any) is included within the mortality and expense risk charge applicable under your contract, and is one of the factors we evaluate when we determine the mortality and expense risk charge applicable to your group contract. See "**FEES - Mortality and Expense Risk Charge**."

**Calculating the Value of the Death Benefit.** The death benefit under the Adjusted Purchase Payment Guaranteed Death Benefit is guaranteed to be the greater of (a) or (b) as calculated as of the next valuation date (the date of the next close of the NYSE) following our receipt of proof of death and a payment request in good order at the address listed in "**CONTRACT OVERVIEW – Questions: Contacting the Company,**" where:
- (a) is the adjusted purchase payment total, which is the sum of all net purchase payments to your account, minus a proportional adjustment for withdrawals and amounts taken as a loan, which amount will never be less than zero (see "Calculating Adjusted Purchase Payments," below); and
- (b) is the current account value, excluding amounts taken as a loan, plus any positive aggregate market value adjustment (MVA), as applicable. See "**APPENDIX I**" and the Guaranteed Accumulation Account prospectus for further information regarding the MVA.

If the amount of the death benefit in (a) is greater than the amount in (b), the Company will deposit the difference into your account. The amount, if any, will be deposited into your account pro rata across your current investment allocations as of the valuation date following the date we receive proof of death acceptable to us and a payment request in good order at the address listed in "**CONTRACT OVERVIEW – Questions: Contacting the Company.**"

If the beneficiary in that situation requests an immediate payment or begins income phase payments, the amount paid will be the current account value, excluding any amounts taken as a loan, plus any aggregate positive MVA, as of the valuation date following the date we deposit the difference into your account.

If the amount of the death benefit in (a) is less than the amount in (b), and the beneficiary requests an immediate payment or begins income phase payments, the amount paid will be the current account value, excluding any amounts taken as a loan, plus any aggregate positive MVA, as of the valuation date following the date we receive proof of death acceptable to us and a payment request in good order at the address listed in "**CONTRACT OVERVIEW – QUESTIONS: Contacting the Company.**"

In the event a beneficiary elects to defer distribution of the death benefit, the amount paid to the beneficiary when the beneficiary elects to begin distribution of the death benefit will equal the current account value, excluding any amounts taken as a loan, plus or minus any applicable MVA, as of the next valuation following our receipt of the distribution request in good order at the address listed in "**CONTRACT OVERVIEW – Questions: Contacting the Company.**" The amount paid may be more or less than the amount of the death benefit determined above on the date notice of death and an election to defer payment was received. No additional death benefit is payable upon the beneficiary's death.

**Calculating Adjusted Purchase Payments**. The adjusted purchase payment total above is initially equal to the first purchase payment. The adjusted purchase payment total is then adjusted for each subsequent purchase payment, loan repayment, or partial withdrawal. The adjustment for subsequent purchase payments and loan repayments will be dollar for dollar. The adjustment for partial withdrawals, including loans taken, will be proportionate, reducing the adjusted purchase payment total in the same proportion that the current account value, excluding any amounts taken as loans, was reduced on the date of the partial withdrawal. The proportionate adjustment of the adjusted purchase payment total for each partial withdrawal is defined as the adjusted purchase payment total at that time, multiplied by the fraction A divided by B (A/B), where:
- **A** is the current account value, excluding amounts taken as a loan, immediately after the partial withdrawal; and
- **B** is the current account value, excluding amounts taken as a loan, before the partial withdrawal.

**Death Benefit Options.** The various death benefit options that may be made available by the Company under the contract are:
• Account Value Death Benefit;
• Return of Purchase Payment Death Benefit; and
• Adjusted Purchase Payment Guaranteed Death Benefit.

For information about the death benefit applicable to you, including how it will be calculated, please see your certificate/enrollment materials, the contract (held by the contract holder), or the contract prospectus.

**Tax Code Requirements.** The Tax Code requires distribution of death benefit proceeds within a certain period of time. Failure to begin receiving death benefit payments within those time periods can result in tax penalties. Regardless of the method of payment, death benefit proceeds will generally be taxed to the beneficiary in the same manner as if you had received those payments. See "**TAX CONSIDERATIONS**" for additional information.

# INCOME PHASE

During the income phase, you receive payments from your accumulated account value.

**Initiating Income Phase Payments.** At least 30 days prior to the date you want to start receiving income phase payments, the contract holder, or you if permitted by the plan, must notify us in writing of the following:
• Start date;
• Income phase payment option (see the income phase payment options table in this section);
• Income phase payment frequency (i.e., monthly, quarterly, semi-annually or annually);
• Choice of fixed or variable payments;
• Selection of an assumed net investment rate (only if variable payments are elected); and
• Under some plans, certification from your employer and/or submission of the appropriate forms is also required.

> We may have used the following terms in prior prospectuses:
> • **Annuity Phase-Income Phase;**
> • **Annuity Option-Income Phase Payment Option;**
> • **Annuity Payment-Income Phase Payment; and**
> • **Annuitization-Initiating Income Phase Payments.**
>
> Also, income phase payments are sometimes referred to as "annuity payments."

The account will continue in the accumulation phase until the contract holder or you, as applicable, properly initiate income phase payments. Once an income phase payment option is selected, it may not be changed; however, certain options allow you to withdraw a lump sum.

**What Affects Income Phase Payments?** Some of the factors that may affect income phase payments include: your age, your account value, the income phase payment option selected, number of guaranteed payments (if any) selected, and whether you select variable or fixed payments.

**Fixed Payments.** Amounts funding fixed income phase payments will be held in the Company's general account. Fixed payments will remain the same over time.

**Variable Payments.** Amounts funding your variable income phase payments will be held in the subaccount(s) selected. The contracts may restrict the subaccounts available, the number of investment options to be selected and how many transfers, if any, are allowed among options during the income phase. For variable payments, an assumed net investment rate must be selected.

**Payments from the Fixed Plus Account.** Under some contracts, if a nonlifetime income phase payment option is selected, payments from the Fixed Plus Account may only be made on a fixed basis.

**Assumed Net Investment Rate.** If you select variable income phase payments, an assumed net investment rate must also be selected. If you select a 5% rate, your first payment will be higher, but subsequent payments will increase only if the investment performance of the subaccounts you selected is greater than 5% annually, after deduction of fees. Payment amounts will decline if the investment performance is less than 5%, after deduction of fees**.**

If you select a 3.5% rate, your first income phase payment will be lower and subsequent payments will increase If you select a 3.5% rate, your first income phase payment will be lower and subsequent payments will increase more rapidly or decline more slowly depending upon the investment performance of the subaccounts you selected. For more information about selecting an assumed net investment rate, request a copy of the Statement of Additional Information by calling us. See "**CONTRACT OVERVIEW - Questions: Contacting the Company**."

**Selecting an Increasing Payment.** Under certain income phase payment options, if you select fixed payments, you may elect an increase of one, two, or three percent, compounded annually. The higher your percentage, the lower your initial payment will be, while future payments will increase each year at a greater rate. Generally, this feature is not available with cash refund payment options and nonlifetime options.

**Charges Deducted.** When you select an income phase payment option (one of the options listed in the tables below), a mortality and expense risk charge, consisting of a daily deduction of 1.25% on an annual basis, will be deducted from amounts held in the subaccounts. This charge compensates us for mortality and expense risks we assume under variable income phase payment options and is applicable to all variable income phase payment options, including variable nonlifetime options under which we do not assume mortality risk. In this situation, this charge will be used to cover expenses. Although we expect to earn a profit from this fee, we do not always do so. For variable options under which we do not assume a mortality risk, we may make a larger profit than under other options. We may also deduct a daily administrative charge of up to 0.25% annually from amounts held in the subaccounts.

**Required Minimum Payment Amounts.** The initial income phase payment or the annual income phase payment total must meet the minimums stated in the contract. If your account value is too low to meet these minimum payment amounts, you will receive one lump-sum payment.

**Death Benefit During the Income Phase.** The death benefits that may be available to a beneficiary are outlined in the following income phase payment option table. If a lump-sum payment is due as a death benefit, we will make payment within seven calendar days after we receive proof of death acceptable to us in good order and the payment request at the address listed in "**CONTRACT OVERVIEW - Questions: Contacting the Company**."

**Payment of Death Benefit or Proceeds.**

Subject to the conditions and requirements of state law, full payment of the death benefit or proceeds ("Proceeds") to a beneficiary may be made either into an interest bearing retained asset account that is backed by our general account or by check. For additional information about the payment options available to you, please refer to your claim forms or contact us at the address shown in "**CONTRACT OVERVIEW – Questions: Contacting the Company**." Beneficiaries should carefully review all settlement and payment options available under the contract and are encouraged to consult with a financial professional or tax adviser before choosing a settlement or payment option. See "**DEATH BENEFIT – The Retained Asset Account**" for more information about the retained asset account.

**Taxation.** To avoid certain tax penalties, you and any beneficiary must meet the distribution rules imposed by the Tax Code. See "**TAX CONSIDERATIONS**."

## *Income Phase Payment Options*

The following tables list the income phase payment options and accompanying death benefits that may be available under the contracts. Some contracts restrict the options and the terms available. Refer to your certificate or check with your contract holder for details. We may offer additional income phase payment options under the contract from time to time.

**Terms used in the tables:**
- **Annuitant:** The person(s) on whose life expectancy the income phase payments are calculated; and
- **Beneficiary:** The person designated to receive the death benefit payable under the contract.

| Lifetime Income Phase Payment Options | | |
|---|---|---|
| Life Income | | **Length of Payments:** For as long as the annuitant lives. It is possible that only one payment will be made should the annuitant die prior to the second payment's due date. **Death Benefit-None:** All payments end upon the annuitant's death. |
| Life Income-Guaranteed Payments* | | **Length of Payments:** For as long as the annuitant lives, with payments guaranteed for your choice of five to 30 years, or as otherwise specified in the contract. **Death Benefit-Payment to the Beneficiary:** If the annuitant dies before we have made all the guaranteed payments, we will continue to pay the beneficiary the remaining payments. Unless prohibited by a prior election of the contract holder, the beneficiary may elect to receive a lump-sum payment equal to the present value of the remaining guaranteed payments. |
| Life Income-Two Lives | | **Length of Payments:** For as long as either annuitant lives. It is possible that only one payment will be made should both annuitants die before the second payment's due date. **Continuing Payments:** • When you select this option, you choose for 100%, 66 2/3% or 50% of the payment to continue to the surviving annuitant after the first death; or • 100% of the payment to continue to the annuitant on the second annuitant's death, and 50% of the payment to continue to the second annuitant on the annuitant's death. **Death Benefit-None:** All payments end after the death of both annuitants. |
| Life Income-Two Lives-Guaranteed Payments* | | **Length of Payments:** For as long as either annuitant lives, with payments guaranteed for your choice of five to 30 years, or as otherwise specified in the contract. **Continuing Payments:** 100% of the payment to continue to the surviving annuitant after the first death. **Death Benefit-Payment to the Beneficiary:** If both annuitants die before the guaranteed payments have all been paid, we will continue to pay the beneficiary the remaining payments. Unless prohibited by a prior election of the contract holder, the beneficiary may elect to receive a lump-sum payment equal to the present value of the remaining guaranteed payments. |
| Life Income-Cash Refund Option (limited availability fixed payment only) | | **Length of Payments:** For as long as the annuitant lives. **Continuing Payment:** 100% of the payment to continue after the first death. **Death Benefit-Payment to the Beneficiary:** When both annuitants die, we will pay a lump-sum payment equal to the amount applied to the income phase payment option (less any premium tax) and less the total amount of fixed income phase payments paid. |
| Nonlifetime Income Phase Payment Options[1] | | |
| Nonlifetime-Guaranteed Payments* | | **Length of Payments:** Payments will continue for the number of years you choose, based on what is available under the contract. Under some contracts, for amounts held in the Fixed Plus Account during the accumulation phase, the payment must be on a fixed basis and must be for at least five years. In certain cases, a lump-sum payment may be requested at any time (see below). **Death Benefit-Payment to the Beneficiary:** If the annuitant dies before we make all the guaranteed payments, we will continue to pay the beneficiary the remaining payments. Unless prohibited by a prior election of the contract holder, the beneficiary may elect to receive a lump-sum payment equal to the present value of the remaining guaranteed payments. We will not impose any early withdrawal charge. |

---

\* Guaranteed period payments may not extend beyond the shorter of your life expectancy or until you're age 95.
[1]For contracts issued to the University of Illinois, the nonlifetime option is available only with fixed income phase payments.

**Lump-Sum Payment:** If the Nonlifetime-Guaranteed Payments option is elected with variable payments, you may request at any time that all or a portion of the present value of the remaining payments be paid in one lump sum. A lump sum elected before three or five years of income phase payments have been completed (as specified by the contract) will be treated as a withdrawal during the accumulation phase and if election is made during an early withdrawal charge period, we will charge the applicable early withdrawal charge. See "**FEES - Early Withdrawal Charge**." Lump-sum payments will be sent within seven calendar days after we receive the request for payment in good order at the address listed in "**CONTRACT OVERVIEW - Questions: Contacting the Company**."

**Calculation of Lump-Sum Payments:** If a lump-sum payment is available to a beneficiary or to you in the income phase payment options above, the rate we use to calculate the present value of the remaining guaranteed payments is the same rate we use to calculate the income phase payments (i.e., the actual fixed rate used for the fixed payments or the 3.5% or 5% assumed net investment rate for variable payments).

For more information about the income phase payment options available to you, including how payments will be calculated and any conditions, limitations and fees and charges associated with the payments, please see your certificate, the contract (held by the contract holder), or the contract prospectus.

# TAX CONSIDERATIONS

## *Introduction*

The contract described in this prospectus is designed to be treated as an annuity for U.S. federal income tax purposes. This section discusses our understanding of current federal income tax laws affecting the contract. The U.S. federal income tax treatment of the contract is complex and sometimes uncertain. You should keep the following in mind when reading this section:

- Your tax position (or the tax position of the designated beneficiary, as applicable) may influence the federal taxation of amounts held or paid out under the contract;
- Tax laws change. It is possible that a change in the future could affect contracts issued in the past, including the contract described in this prospectus;
- This section addresses some, but not all, applicable federal income tax rules and does not discuss federal estate and gift tax implications, state and local taxes or any other tax provisions; and
- No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of those set forth below.

> **We do not intend this information to be tax advice. No attempt is made to provide more than a general summary of information about the use of the contract with tax-qualified retirement arrangements, and the Tax Code may contain other restrictions and conditions that are not included in this summary. You should consult with a qualified tax adviser for advice about the effect of federal income tax laws, state tax laws or any other tax laws affecting the contract or any transactions involving the contract.**

**In this Section:**
- **Introduction;**
- **Taxation of Qualified Contracts;**
- **Possible Changes in Taxation; and**
- **Taxation of the Company**

When consulting a qualified tax adviser, be certain that he or she has expertise in the Tax Code sections applicable to your tax concerns.

## Qualified Contracts

The contract described in this prospectus may be purchased on a tax-qualified basis (qualified contracts). Qualified contracts are designed for use by individuals and/or employers whose purchase payments are comprised solely of proceeds from and/or contributions to retirement plans or programs that are intended to qualify as plans or programs entitled to special favorable income tax treatment under sections 401(a), 401(k), 403(a), 403(b), or 457 of the Tax Code. Qualified contracts may also be offered in connection with qualified governmental excess benefit plans under Tax Code section 415(m), deferred compensation plans under Tax Code section 457(f), and bona fide severance pay plans under Tax Code section 457(e). **Employers or individuals intending to use the contract with such plans should seek qualified legal advice.**

**Roth Accounts.** Tax Code section 402A allows employees of certain private employers offering 401(k) plans, employees of public schools and certain Tax Code section 501(c)(3) organizations offering 403(b) plans, and employees of certain governmental employers offering 457(b) plans to contribute after-tax salary contributions to a Roth 401(k), Roth 403(b) and Roth 457(b) account, respectively. Roth accounts provide for tax-free distributions, subject to certain conditions and restrictions. If permitted by us and under the plan for which the contract is issued, we will set up one or more accounts for you under the contract for Roth after-tax contributions and the portion of any transfer or rollover attributable to such amounts.

## *Taxation of Qualified Contracts*

### Eligible Retirement Plans and Programs.

The contract may be purchased with the following retirement plans and programs to accumulate retirement savings:
- Sections 401(a), 401(k) and 403(a) of the Tax Code permit certain employers to establish various types of retirement plans for employees, and permit self-employed individuals to establish these plans for themselves and their employees;
- Section 403(b) of the Tax Code allows employees of certain Tax Code section 501(c)(3) organizations and public schools to exclude from their gross income the purchase payments made, within certain limits, to a contract that will provide an annuity for the employee's retirement;
- Section 415(m) of the Tax Code permits certain employers to provide a qualified governmental excess benefit arrangement, which may be subject to the same requirements as those applied to Tax Code section 457(b) plans. If the Tax Code section 415(m) arrangement is not designed to meet the requirements of Tax Code section 457(b), then the amounts provided under the contract are taxed in accordance with Tax Code section 451 and are generally taxable when paid or made available to you. **There is no further information regarding 415(m) arrangements in this prospectus**;
- Section 457 of the Tax Code permits certain employers to offer deferred compensation plans for their employees. These plans may be offered by state governments, local governments, political subdivisions, agencies, instrumentalities and certain affiliates of such entities (governmental employers), as well as non-governmental, tax-exempt organizations (non-governmental employers). A 457 plan may be either a 457(b) (eligible) plan or a 457(f) (ineligible) plan. Participation in a 457(b) plan maintained by a non-governmental employer is generally limited to highly-compensated employees and select management (other than 457(b) plans maintained by nonqualified, church-controlled organizations). Generally, participants may specify the form of investment for their deferred compensation account; and
- Section 457(e)(11) of the Tax Code permits an employer to establish a bona fide severance payment plan and amounts payable under the contract used with such a plan are not generally taxable until paid or made available to you. However, because these plans are not clearly defined in the Tax Code, it may be determined that your plan does not qualify as a bona fide severance pay plan. If the plan does not qualify, then amounts provided under the contract are taxable in the year in which they are deferred. Because of this lack of clarity, it is imperative that you consult a qualified tax adviser for guidance regarding taxation. **There is no further information regarding bona fide severance pay plans in this prospectus.**

**Special Considerations for Section 403(b) Plans.** In addition to being offered as an investment option under the contract, shares of certain funds are also offered for sale directly to the general public. A list of these funds is provided in "**INVESTMENT OPTIONS - Risks of Investing in the Funds - Public Funds**". In order to qualify for favorable tax treatment under Tax Code section 403(b), a contract must be considered an "annuity." In Revenue Procedure 99-44, the IRS concluded that it will treat a contract as an annuity for federal income tax purposes under Tax Code section 403(b), notwithstanding that contract purchase payments are invested at the contract owner's direction in publicly available securities. This treatment will be available provided no additional tax liability would have been incurred if the contribution was paid into a trust or a custodial account in an arrangement that satisfied the requirements of Tax Code section 401(a) or 403(b)(7)(A). We believe that the contract satisfies the requirements set forth in Revenue Procedure 99-44 and will therefore be treated as an annuity for tax purposes, notwithstanding the fact that investments may be made in publicly available securities. However, the exact nature of the requirements of Revenue Procedure 99-44 are unclear, and you should consider consulting with a qualified tax adviser before electing to invest in a fund that is offered for sale to the general public through a contract issued in relation to a 403(b) plan.

Revenue Procedure 99-44 does not specifically address the use of publicly available securities in annuity contracts designed for use as a Roth 403(b). However, we believe that under this analysis such investment should not impact the treatment of such contracts as annuity contracts for purposes of Tax Code section 403(b). You should consider consulting with a qualified tax adviser before electing to invest in a fund that is offered for sale to the general public through a contract issued in relation to a Roth 403(b) account.

**Special Considerations for Section 457 Plans.** Under 457(b) plans of non-governmental employers and 457(f) plans, all amounts of deferred compensation, all property and rights purchased with such amounts and all income attributable to such amounts, property and rights remain solely the property and rights of the employer and are subject to the claims of the employer's general creditors. 457(f) plans must also contain a "substantial risk of forfeiture" in order to defer taxation of contributions and earnings. Generally, a substantial risk of forfeiture means that your right to receive deferred compensation is dependent upon your performance of future services to an employer or other entity. 457(b) plans of governmental employers, on the other hand, are required to hold all assets and income of the plan in trust for the exclusive benefit of plan participants and their beneficiaries. For purposes of meeting this requirement, an annuity contract is treated as a trust.

# Taxation

The tax rules applicable to owners of qualified contracts vary according to the type of qualified contract and the specific terms and conditions of the qualified contract. The ultimate effect of federal income taxes on the amounts held under a qualified contract, or on income phase (e.g., annuity) payments from a qualified contract, depends on the type of qualified contract or program as well as your particular facts and circumstances and your tax position. Special favorable tax treatment may be available for certain types of contributions and distributions. In addition, certain requirements must be satisfied in purchasing a qualified contract with proceeds from a tax-qualified plan or program in order to continue receiving favorable tax treatment.

Adverse tax consequences may result from:
* Contributions in excess of specified limits;
* Distributions before age 59½ (subject to certain exceptions);
* Distributions that do not conform to specified commencement and minimum distribution rules; and
* Other specified circumstances.

Some qualified plans and programs are subject to additional distribution or other requirements that are not incorporated into the contract described in this prospectus. No attempt is made to provide more than general information about the use of the contract with qualified plans and programs. Contract holders, participants, annuitants, and beneficiaries are cautioned that the rights of any person to any benefit under these qualified plans and programs may be subject to the terms and conditions of the plans themselves, regardless of the terms and conditions of the contract. The Company is not bound by the terms and conditions of such plans to the extent such terms contradict the language of the contract, unless we consent to be so bound.

Generally, contract holders, participants, and beneficiaries are responsible for determining that contributions, distributions and other transactions with respect to the contract comply with applicable law. **Therefore, you should seek qualified legal and tax advice regarding the suitability of a contract for your particular situation.** The following discussion assumes that qualified contracts are purchased with proceeds from and/or contributions under retirement plans or programs that qualify for the intended special federal tax treatment.

**Tax Deferral.** Under federal tax laws, earnings on amounts held in annuity contracts are generally not taxed until they are withdrawn. However, in the case of a qualified plan (as defined in this prospectus), an annuity contract is not necessary to obtain this favorable tax treatment and does not provide any tax benefits beyond the deferral already available to the qualified plan itself. Annuities do provide other features and benefits (such as the guaranteed death benefit or the option of lifetime income phase options at established rates) that may be valuable to you. You should discuss your alternatives with a qualified financial representative taking into account the additional fees and expenses you may incur in an annuity.

# Contributions

In order to be excludable from gross income for federal income tax purposes, total annual contributions to certain qualified plans are limited by the Tax Code. We provide general information on these requirements for certain plans below. You should consult with a qualified tax adviser in connection with contributions to a qualified contract.

**401(a), 401(k), Roth 401(k), 403(a), 403(b) and Roth 403(b) Plans.** The total annual contributions (including pre-tax and Roth 401(k) or Roth 403(b) after-tax contributions) by you and your employer cannot exceed, generally, the lesser of 100% of your compensation or $52,000 (as indexed for 2014). Compensation means your compensation for the year from the employer sponsoring the plan and, for years beginning after December 31, 1997, includes any elective deferrals under Tax Code section 402(g) and any amounts not includible in gross income under Tax Code sections 125 or 457.

This limit applies to your contributions as well as to any contributions made by your employer on your behalf. An additional requirement limits your salary reduction contributions to a 401(k), Roth 401(k), 403(b) or Roth 403(b) plan to generally no more than $17,500 (2014). Contribution limits are subject to annual adjustments for cost-of-living increases. Your own limit may be higher or lower, depending upon certain conditions.

With the exception of the Roth 401(k) and Roth 403(b) contributions, purchase payments to your account(s) will generally be excluded from your gross income only if the plan meets certain nondiscrimination requirements, as applicable. Roth 401(k) and Roth 403(b) salary reduction contributions are made on an after-tax basis.

**457(b) and Roth 457(b) Plans.** The total annual contributions (including pre-tax and Roth 457(b) after-tax salary reduction contributions) made by you and your employer to a 457(b) or Roth 457(b) plan cannot exceed, generally, the lesser of 100% of your includible compensation or $17,500 (as indexed for 2014). Generally, includible compensation means your compensation for the year from the employer sponsoring the plan, including deferrals to the employer's Tax Code section 401(k), Roth 401(k), 403(b), Roth 403(b) and 125 cafeteria plans in addition to any deferrals to the 457(b) or Roth 457(b) plan.

**Catch-up Contributions.** Notwithstanding the contribution limits noted above, if permitted by the plan, a participant in a 401(k), Roth 401(k), 403(b), Roth 403(b), 457(b) or a Roth 457(b) plan of a governmental employer who is at least age 50 by the end of the plan year may contribute an additional amount not to exceed the lesser of:
- $5,500; or
- The participant's compensation for the year reduced by any other elective deferrals of the participant for the year.

Additional special catch-up provisions may be available for 457(b) Plans ("Special 457 Catch-ups") during the three years prior to the participant's normal retirement age. Note that the Special 457 Catch-ups cannot be used simultaneously with the catch-up contribution provisions referenced above. Specifically, a participant may elect to defer the larger of: the applicable dollar amount, which for 2014 is $17,500, plus the catch-up contribution limit of $5,500 (2014); or the applicable dollar amount plus the Special 457 Catch-up. For advice with respect to these catch-up provisions, please consult a qualified tax adviser.

## Distributions - General

Certain tax rules apply to distributions from the contract. A distribution is any amount taken from a contract including withdrawals, income phase payments, rollovers, exchanges and death benefit proceeds. We report the taxable portion of all distributions to the IRS.

**401(a), 401(k), 403(a), 403(b) and Governmental 457(b) Plans.** Distributions from these plans are taxed as received unless one of the following is true:
- The distribution is an eligible rollover distribution and is directly transferred to another plan eligible to receive rollovers or to a traditional or Roth IRA in accordance with the Tax Code;
- You made after-tax contributions to the plan. In this case, depending upon the type of distribution, the amount will be taxed according to the rules detailed in the Tax Code; or
- The distribution is a qualified health insurance premium of a retired public safety officer as defined in the Pension Protection Act of 2006.

A distribution is an eligible rollover distribution unless it is:
- Part of a series of substantially equal periodic payments (at least one per year) made over the life expectancy of the participant or the joint life expectancy of the participant and his designated beneficiary or for a specified period of 10 years or more;
- A required minimum distribution under Tax Code section 401(a)(9);
- A hardship withdrawal;
- Otherwise excludable from income; or
- Not recognized under applicable regulations as eligible for rollover.

**457(f) Plans.** Compensation deferred under a 457(f) plan is includible in gross income in the first year in which it is no longer subject to a "substantial risk of forfeiture" as defined under Tax Code section 457(f), or required to be includible under Tax Code section 409A. If the requirements of Tax Code section 409A are not met, affected participants covered by the plan will be subject to:
- Income tax inclusion on the deferred amounts, retroactive to the date of the original deferral (or if later, that date on which the deferred compensation was no longer subject to a substantial risk of forfeiture),
- Interest at the underpayment rate plus one percent on the underpayments, and
- An additional penalty tax equal to 20% of the amount included in income.

**10% Penalty Tax.** The Tax Code imposes a 10% penalty tax on the taxable portion of any distribution from a contract used with a 401(a), 401(k), 403(a) or 403(b) plan (or amounts from a governmental 457(b) plan that are attributable to rollovers from such plans) unless certain exceptions, including one or more of the following, have occurred:
- You have attained age 59½;
- You have become disabled, as defined in the Tax Code;
- You have died and the distribution is to your beneficiary;
- You have separated from service with the plan sponsor at or after age 55;
- The distribution amount is rolled over into another eligible retirement plan or to a traditional or Roth IRA in accordance with the terms of the Tax Code;
- You have separated from service with the plan sponsor and the distribution amount is made in substantially equal periodic payments (at least annually) over your life or the life expectancy or the joint lives or joint life expectancies of you and your designated beneficiary;
- The distribution is made due to an IRS levy upon your plan;
- The withdrawal amount is paid to an alternate payee under a Qualified Domestic Relations Order ("QDRO"); or
- The distribution is a qualified reservist distribution as defined under the Pension Protection Act of 2006 (401(k) and 403(b) plans only).

In addition, the 10% penalty tax does not apply to the amount of a distribution equal to unreimbursed medical expenses incurred by you during the taxable year that qualify for deduction as specified in the Tax Code. The Tax Code may provide other exceptions or impose other penalty taxes in other circumstances.

**Qualified Distributions - Roth 401(k), Roth 403(b) and Roth 457(b).** A partial or full distribution of purchase payments to a Roth 401(k), Roth 403(b) and Roth 457(b) account and earnings credited on those purchase payments (or of in-plan rollover amounts and earnings credited on those amounts, as described in the "In-Plan Roth Rollovers" section below) will be excludable from income if it is a qualified distribution. A "qualified distribution" from a Roth 401(k), Roth 403(b) and Roth 457(b) account is defined as a distribution that meets the following requirements:
- The distribution occurs after the five-year taxable period measured from the earlier of:
  - ▷ The first taxable year you made a designated Roth contribution to any designated Roth account established for you under the same applicable retirement plan as defined in Tax Code section 402A;
  - ▷ If a rollover contribution was made from a designated Roth account previously established for you under another applicable retirement plan, the first taxable year for which you made a designated Roth contribution to such previously established account; or
  - ▷ The first taxable year in which you made an in-plan Roth rollover of non-Roth amounts under the same plan; and
- The distribution occurs after you attain age 59½, die with payment being made to your beneficiary, or become disabled as defined in the Tax Code.

A distribution from a Roth account that is not a qualified distribution is includible in gross income under the Tax Code in proportion to your investment in the contract (basis) and earnings on the contract.

## Distributions - Eligibility

**401(a) Pension Plans.** Subject to the terms of your 401(a) pension plan, distributions may only occur upon:
- Retirement;
- Death;
- Disability;
- Severance from employment;
- Attainment of normal retirement age;
- Attainment of age 62 under a phased retirement provision if available under your plan as described in the Pension Protection Act of 2006; or
- Termination of the plan.

Such distributions remain subject to other applicable restrictions under the Tax Code.

**401(k) and Roth 401(k) Plans.** Subject to the terms of your 401(k) plan, distributions from your 401(k) or Roth 401(k) employee account, and possibly all or a portion of your 401(k) or Roth 401(k) employer account, may only occur upon:
- Retirement;
- Death;
- Attainment of age 59½;
- Severance from employment;
- Disability;
- Financial hardship; or
- Termination of the plan (assets must be distributed within one year).

Such distributions remain subject to other applicable restrictions under the Tax Code.

**403(b) and Roth 403(b) Plans.** Distribution of certain salary reduction contributions and earnings on such contributions restricted under Tax Code section 403(b)(11) may only occur upon:
- Death;
- Attainment of age 59½;
- Severance from employment;
- Disability;
- Financial hardship;
- Termination of the plan (assets must be distributed within one year); or
- Meeting other circumstances as allowed by federal law, regulations or rulings.

Such distributions remain subject to other applicable restrictions under the Tax Code.

Effective January 1, 2009 and for any contracts or participant accounts established on or after that date, 403(b) regulations prohibit the distribution of amounts attributable to employer contributions before the earlier of your severance from employment or prior to the occurrence of some event as provided under your employer's plan, such as after a fixed number of years, the attainment of a stated age, or a disability.

If the Company agrees to accept amounts exchanged from a Tax Code section 403(b)(7) custodial account, such amounts will be subject to the withdrawal restrictions set forth in Tax Code section 403(b)(7)(A)(ii).

**457(b) and Roth 457(b) Plans.** Under 457(b) and Roth 457(b) plans, distributions may not be made available to you earlier than:
- The calendar year you attain age 70½;
- When you experience a severance from employment; or
- When you experience an unforeseeable emergency.

A one-time in-service distribution may also be permitted if the total amount payable to the participant does not exceed $5,000 and no amounts have been deferred by the participant during the two-year period ending on the date of distribution.

**457(f) Plans.** Amounts deferred under Tax Code section 457(f) plans on or after January 1, 2005 must meet the requirements of Tax Code section 409A, which includes standards for deferral elections, restrictions on subsequent elections regarding the time and form of payment, and a prohibition on accelerating payment. It also allows distributions only upon the occurrence of the following specified events:

- Separation from service;
- Disability;
- Death;
- Payment at a specified time (or under a fixed schedule) determined at the date that the deferral is made;
- Change in control or ownership of the sponsoring employer; or
- Unforeseeable emergency.

Amounts deferred under 457(f) plans prior to January 1, 2005 may be eligible for "grandfathering" from the requirements of Tax Code section 409A, if certain requirements are met.

**Lifetime Required Minimum Distributions (401(a), 401(k), Roth 401(k), 403(a), 403(b), Roth 403(b), 457(b) and Roth 457(b) Plans)**

To avoid certain tax penalties, you and any designated beneficiary must also meet the minimum distribution requirements imposed by the Tax Code. These rules dictate the following:
- Start date for distributions;
- The time period in which all amounts in your contract(s) must be distributed; and
- Distribution amounts.

**Start Date.** Generally, you must begin receiving distributions by April 1 of the calendar year following the calendar year in which you attain age 70½ or retire, whichever occurs later, unless:
- Under 401(a), 401(k) and governmental 457(b) plans, you are a 5% owner, in which case such distributions must begin by April 1 of the calendar year following the calendar year in which you attain age 70½; or
- Under 403(b) plans, the Company maintains separate records of amounts held as of December 31, 1986. In this case distribution of these amounts generally must begin by the end of the calendar year in which you attain age 75 or retire, if later. However, if you take any distributions in excess of the minimum required amount, then special rules require that the excess be distributed from the December 31, 1986 balance.

**Time Period.** We must pay out distributions from the contract over a period not extending beyond one of the following time periods:
- Over your life or the joint lives of you and your designated beneficiary; or
- Over a period not greater than your life expectancy or the joint life expectancies of you and your designated beneficiary.

**Distribution Amounts.** The amount of each required minimum distribution must be calculated in accordance with Tax Code section 401(a)(9). The entire interest in the account includes the amount of any outstanding rollover, transfer, recharacterization, if applicable, and the actuarial present value of other benefits provided under the account, such as guaranteed death benefits.

**50% Excise Tax.** If you fail to receive the required minimum distribution for any tax year, a 50% excise tax may be imposed on the required amount that was not distributed.

Further information regarding required minimum distributions may be found in your contract or certificate.

## Required Distributions upon Death (401(a), 401(k), Roth 401(k), 403(a), 403(b), Roth 403(b), 457(b) and Roth 457(b) Plans)

Different distribution requirements apply after your death, depending upon if you have begun receiving required minimum distributions. Further information regarding required distributions upon death may be found in your contract or certificate.

If your death occurs on or after the date you begin receiving minimum distributions under the contract, distributions generally must be made at least as rapidly as under the method in effect at the time of your death. Tax Code section 401(a)(9) provides specific rules for calculating the minimum required distributions after your death.

If your death occurs before the date you begin receiving minimum distributions under the contract, your entire balance must be distributed by December 31 of the calendar year containing the fifth anniversary of the date of your death. For example, if you died on September 1, 2013, your entire balance must be distributed to the designated beneficiary by December 31, 2018. However, if distributions begin by December 31 of the calendar year following the calendar year of your death, then payments may be made within one of the following timeframes:

- Over the life of the designated beneficiary; or
- Over a period not extending beyond the life expectancy of the designated beneficiary.

**Start Dates for Spousal Beneficiaries.** If the designated beneficiary is your spouse, distributions must begin on or before the later of the following:

- December 31 of the calendar year following the calendar year of your death; or
- December 31 of the calendar year in which you would have attained age 70½.

**No Designated Beneficiary.** If there is no designated beneficiary, the entire interest generally must be distributed by the end of the calendar year containing the fifth anniversary of the contract holder's death.

# Withholding

Any taxable distributions under the contract are generally subject to withholding. Federal income tax withholding rates vary according to the type of distribution and the recipient's tax status.

**401(a), 401(k), Roth 401(k), 403(a), 403(b), Roth 403(b), 457(b) and Roth 457(b) Plans of Governmental Employers.** Generally, distributions from these plans are subject to a mandatory 20% federal income tax withholding. However, mandatory withholding will not be required if you elect a direct rollover of the distributions to an eligible retirement plan or in the case of certain distributions described in the Tax Code.

**457(b) Plans of Non-Governmental Employers and 457(f) Plans.** All distributions from these plans, except death benefit proceeds, are subject to mandatory federal income tax withholding as wages. Wage withholding is not required on payments to designated beneficiaries.

**Non-Resident Aliens.** If you or your designated beneficiary is a non-resident alien, any withholding is governed by Tax Code section 1441 based on the individual's citizenship, the country of domicile and treaty status. Section 1441 does not apply to participants in 457(b) plans of non-governmental employers and 457(f) plans, and we may require additional documentation prior to processing any requested distribution.

# In-Plan Roth Rollovers

Tax Code section 401(k), 403(b) and governmental 457(b) plans may add a "qualified Roth contribution program," under which employees can forego the current exclusion from gross income for elective deferrals, in exchange for the future exclusion of the distribution of the deferrals and any earnings thereon. That is, participants may elect to make non-excludable contributions to "designated Roth accounts" (instead of making excludable contributions) - and to exclude from gross income (if certain conditions are met) distributions from these accounts (instead of having distributions included in gross income).

If permitted under the plan for which the contract is issued and provided the plan offers an applicable Roth account (a Roth 401(k), Roth 403(b) or Roth 457(b) account), non-Roth amounts may be rolled over into a corresponding Roth account within the same plan. The Tax Code provides that, generally, an in-plan rollover to a Roth account is taxable and includable in gross income in the year the rollover occurs, just as if the amount were distributed and not rolled into a qualified account. Amounts rolled over into an in-plan Roth account cannot subsequently be converted back into a non-Roth account.

A partial or full distribution of in-plan Roth rollover amounts and earnings credited on those amounts (or of purchase payments made by salary reduction to a Roth account and earnings credited on those purchase payments, as described above) will be excludable from income if it is a qualified distribution as defined in the "Qualified Distributions - Roth 401(k), Roth 403(b) and Roth 457(b)" section above.

In-plan Roth rollovers are not subject to the 10% additional tax on early distributions under Tax Code section 72(t) that would normally apply to distributions from a 401(k) or 403(b) plan (or from a governmental 457(b) plan to the extent such amounts are attributable to rollovers from a 401(a), 401(k), 403(a) or 403(b) plan). However, a special recapture rule applies when a plan distributes any part of the in-plan Roth rollover within a five-year taxable period, making the distribution subject to the 10% additional tax on early distributions under Tax Code section 72(t) unless an exception to this tax applies or the distribution is allocable to any nontaxable portion of the in-plan Roth rollover. The five-year taxable period begins January 1 of the year of the in-plan Roth rollover and ends on the last day of the fifth year of the period. This special recapture rule does not apply when the participant rolls over the distribution to another designated Roth account or to a Roth IRA but does apply to a subsequent distribution from the rolled over account or Roth IRA within the five-year taxable period.

**Due to administrative complexity, certain in-plan Roth rollovers may not be available through the contract. Additionally, the tax rules associated with Roth accounts and in-plan Roth rollovers can be complex and you should seek qualified legal and tax advice regarding your particular situation.**

### Assignment and Other Transfers

**401(a), 401(k), Roth 401(k), 403(a), 403(b), Roth 403(b), 457(b) and Roth 457(b) Plans.** Adverse tax consequences to the plan and/or to you may result if your beneficial interest in the contract is assigned or transferred to persons other than:
- A plan participant as a means to provide benefit payments;
- An alternate payee under a QDRO in accordance with Tax Code section 414(p);
- The Company as collateral for a loan; or
- The enforcement of a federal income tax lien or levy.

### Same-Sex Marriages

Before June 26, 2013, pursuant to Section 3 of the federal Defense of Marriage Act ("DOMA"), same-sex marriages were not recognized for purposes of federal law. On that date the U.S. Supreme Court held in United States v. Windsor that Section 3 of DOMA is unconstitutional. While valid same-sex marriages are now recognized under federal law and the favorable income-deferral options afforded by federal tax law to an opposite-sex spouse under Tax Code sections 72(s) and 401(a)(9) are now available to a same-sex spouse, there are still unanswered questions regarding the scope and impact of the Windsor decision. Consequently, if you are married to a same-sex spouse you should contact a qualified tax adviser regarding your spouse's rights and benefits under the contract described in the Contract Prospectus and Contract Prospectus Summary and your particular tax situation.

## *Possible Changes in Taxation*

Although the likelihood of changes in tax legislation, regulation, rulings and other interpretation thereof is uncertain, there is always the possibility that the tax treatment of the contract could change by legislation or other means. It is also possible that any change could be retroactive (i.e., effective before the date of the change). You should consult a qualified tax adviser with respect to legislative developments and their effect on the contract.

## *Taxation of the Company*

We are taxed as a life insurance company under the Tax Code. The separate account is not a separate entity from us. Therefore, it is not taxed separately as a "regulated investment company" but is taxed as part of the Company.

We automatically apply investment income and capital gains attributable to the separate account to increase reserves under the contracts. Because of this, under existing federal tax law we believe that any such income and gains will not be taxed to the extent that such income and gains are applied to increase reserves under the contracts. In addition, any foreign tax credits attributable to the separate account will be first used to reduce any income taxes imposed on the separate account before being used by the Company.

In summary, we do not expect that we will incur any federal income tax liability attributable to the separate account, and we do not intend to make any provision for such taxes. However, changes in federal tax laws and/or their interpretation thereof may result in our being taxed on income or gains attributable to the separate account. In this case we may impose a charge against the separate account (with respect to some or all of the contracts) to set aside provisions to pay such taxes. We may deduct this amount from the separate account, including from your contract value invested in the subaccounts.

# CONTRACT DISTRIBUTION

## *General*

The Company's subsidiary, ING Financial Advisers, LLC, serves as the principal underwriter for the contracts. ING Financial Advisers, LLC, a Delaware limited liability company, is registered as a broker-dealer with the SEC. ING Financial Advisers, LLC is also a member of FINRA and the Securities Investor Protection Corporation. ING Financial Advisers, LLC's principal office is located at One Orange Way, Windsor, Connecticut 06095-4774.

We sell the contracts through licensed insurance agents who are registered representatives of broker-dealers that have entered into selling agreements with ING Financial Advisers, LLC. We refer to these broker-dealers as "distributors." The following distributors are affiliated with the Company and have entered into selling agreements with ING Financial Advisers, LLC for the sale of our variable annuity contracts:

- ING Financial Partners, Inc.
- Systematized Benefits Administrators, Inc.

Registered representatives of distributors who solicit sales of the contracts typically receive a portion of the compensation paid to the distributor in the form of commissions or other compensation, depending upon the agreement between the distributor and the registered representative. This compensation, as well as other incentives or payments, is not paid directly by contract holders or the separate account, but instead is paid by us through ING Financial Advisers, LLC. We intend to recoup this compensation and other sales expenses paid to distributors through fees and charges imposed under the contracts.

**Compensation Arrangements.** Registered representatives who offer and sell the contracts may be paid a commission. The commissions paid on transferred assets range from 0% to 7%. The commission paid on recurring payments made during the first year of the participant account range from 0% to 7%. After the first year of the participant account, renewal commissions up to 3.5% may be paid on recurring payments up to the amount of the previous year's payments, and commissions of up to 7% may be paid on recurring payments in excess of this amount. In addition, the Company may pay an asset-based commission ranging up to 0.50%.

We may also pay ongoing annual compensation of up to 40% of the commissions paid during the year in connection with certain purchase payments received during that year, if the registered representative attains a certain threshold of sales of Company contracts. Individual registered representatives may receive all or a portion of compensation paid to their distributor, depending upon the firm's practices. Commissions and annual payments, when combined, could exceed 7% of total purchase payments. In certain situations, we may reduce the compensation we pay if we have agreed with a plan sponsor to reimburse expenses related to the services of the plan's third party administrator. To the extent permitted by SEC and FINRA rules and other applicable laws and regulations, we may also pay or allow other promotional incentives or payments in the form of cash payments or other compensation to distributors, which may require the registered representative to attain a certain threshold of sales of Company products. Under one such program, we may pay additional amounts to distributors in connection with a participant's increased or re-started contributions and/or the number of participant enrollments completed by a registered representative during a specified time period. These other promotional incentives or payments may be limited to contracts offered to certain plans, may not be offered to all distributors, and may be limited only to ING Financial Partners, Inc. and other distributors affiliated with the Company.

We may also enter into special compensation arrangements with certain distributors based on those firms' aggregate or anticipated sales of the contracts or other criteria. These arrangements may include commission specials, in which additional commissions may be paid in connection with purchase payments received for a limited time period, within the maximum commission rates noted above. These special compensation arrangements will not be offered to all distributors, and the terms of such arrangements may differ among distributors based on various factors. These special compensation arrangements may also be limited only to ING Financial Partners, Inc. and other distributors affiliated with the Company. Any such compensation payable to a distributor will not result in any additional direct charge to you by us.

Some personnel may receive various types of non-cash compensation as special sales incentives, including trips, and we may also pay for some personnel to attend educational and/or business seminars. Any such compensation will be paid in accordance with SEC and FINRA rules. Management personnel of the Company, and of its affiliated broker-dealers, may receive additional compensation if the overall amount of investments in funds advised by the Company or its affiliates meets certain target levels or increases over time. Compensation for certain management personnel, including sales management personnel, may be enhanced if management personnel meet or exceed goals for sales of the contracts, or if the overall amount of investments in the contracts and other products issued or advised by the Company or its affiliates increases over time. Certain management personnel may also receive compensation that is a specific percentage of the commissions paid to distributors or of purchase payments received under the contracts, or which may be a flat dollar amount that varies based upon other factors, including management's ability to meet or exceed service requirements, sell new contracts or retain existing contracts, or sell additional service features such as a common remitting program.

In addition to direct cash compensation for sales of contracts described above, through ING Financial Advisers, LLC, we may also pay distributors additional compensation or reimbursement of expenses for their efforts in selling contracts to you and other customers. These amounts may include:
- Marketing/distribution allowances that may be based on the percentages of purchase payments received, the aggregate commissions paid and/or the aggregate assets held in relation to certain types of designated insurance products issued by the Company and/or its affiliates during the year;
- Loans or advances of commissions in anticipation of future receipt of purchase payments (a form of lending to registered representatives).  These loans may have advantageous terms, such as reduction or elimination of the interest charged on the loan and/or forgiveness of the principal amount of the loan, which may be conditioned on sales;
- Education and training allowances to facilitate our attendance at certain educational and training meetings to provide information and training about our products.  We also hold training programs from time to time at our own expense;
- Sponsorship payments or reimbursements for distributors to use in sales contests and/or meetings for their registered representatives who sell our products. We do not hold contests based solely on sales of this product;
- Certain overrides and other benefits that may include cash compensation based on the amount of earned commissions, representative recruiting or other activities that promote the sale of contracts; and
- Additional cash or noncash compensation and reimbursements permissible under existing law. This may include, but is not limited to, cash incentives, merchandise, trips, occasional entertainment, meals and tickets to sporting events, client appreciation events, business and educational enhancement items, payment for travel expenses (including meals and lodging) to pre-approved training and education seminars, and payment for advertising and sales campaigns.

We pay dealer concessions, wholesaling fees, overrides, bonuses, other allowances and benefits and the costs of all other incentives or training programs from our resources, which include the fees and charges imposed under the contracts.

The following is a list of the top 25 distributors that, during 2013, received the most compensation, in the aggregate, from us in connection with the sale of registered variable annuity contracts issued by the Company, ranked by total dollars received:

- ING Financial Partners, Inc.
- Signator Financial Services, Inc.
- American Portfolios Financial Services, Inc.
- LPL Financial Corporation
- Morgan Stanley Smith Barney LLC
- Cetera Financial Group
- Financial Telesis Inc./Jhw Financial Services Inc.
- Lincoln Financial Advisors Corporation
- MetLife Securities, Inc.
- PlanMember Securities Corporation
- Walnut Street Securities, Inc.®
- NIA Securities, L.L.C.
- Northwestern Mutual Investment Services, LLC
- Royal Alliance Associates, Inc.
- Securities America, Inc.
- RBC Capital Markets, LLC
- Cadaret, Grant & Co., Inc.
- NFP Securities, Inc.
- National Planning Corporation
- First Allied Securities, Inc.
- Woodbury Financial Services, Inc.
- Tower Square Securities, Inc.®
- Edward D. Jones & Co., L.P.
- Merrill Lynch, Pierce, Fenner & Smith Incorporated
- Ameriprise Financial Services, Inc.

This is a general discussion of the types and levels of compensation paid by us for the sale of our variable annuity contracts. It is important for you to know that the payment of volume or sales-based compensation to a distributor or registered representative may provide that registered representative a financial incentive to promote our contracts over those of another company, and may also provide a financial incentive to promote one of our contracts over another.

The names of the distributor and the registered representative responsible for your account are stated in your enrollment materials.

## *The Agreement between the Oregon Education Association (the "OEA") and the Company*

Effective July 1, 2013, the Company and the OEA entered into an agreement in which the OEA agreed to endorse, and facilitate OEA members' access to, the Company's variable annuity (the "Agreement").

Pursuant to the Agreement, the Company agrees:
- To reimburse the OEA up to $4,000 per year for the expenses of an outside consultant hired by the OEA to review and monitor the competitiveness and performance of the Company's variable annuity;
- To develop and provide custom marketing materials and seminars, in addition to the normal and customary expenditures associated with the distribution and marketing of its products and services, to support OEA member education;
- To develop a statewide program to educate the OEA's membership about the Oregon PERS program by utilizing its established network of representatives across the State. While one goal of the registered representative's efforts to educate the OEA's membership about the Oregon PERS program is financial education, it is expected that the efforts of these representatives would result, indirectly, in additional enrollment in the Company's variable annuity; and
- To pay for the costs of meeting rooms and appropriate refreshments for financial seminars and other presentations that the Company conducts.

The Company may also from time to time contribute to the costs incurred by the OEA in sponsoring certain union and OEA Board member functions that Company personnel are permitted to attend, although the Agreement between the OEA and the Company does not obligate the Company to make any such payments. The Company's payments for such functions have typically not exceeded $20,000 in recent years.

**Third Party Compensation Arrangements.** Please be aware that:

- The Company may seek to promote itself and the contracts by sponsoring or contributing to events sponsored by various associations, professional organizations and labor organizations;
- The Company may make payments to associations and organizations, including labor organizations, which endorse or otherwise recommend the contracts to their membership. If an endorsement is a factor in your contract purchasing decision, more information on the payment arrangement, if any, is available upon your request; and
- At the direction of the contract holder, the Company may make payments to the contract holder, its representatives or third party service providers intended to defray or cover the costs of plan or program-related administration.

The OMNI Financial Group, Inc. (OMNI) is a third party administrator which has established a Preferred Provider Program ("P3") and has recommended the Company for inclusion in the P3 program based upon the Company meeting or exceeding the established P3 qualifications and standards. For plans that utilize OMNI services and have enrolled in the P3 program, the Company pays OMNI $36 per year for each actively contributing participant to cover a share of the plan administration fees payable to OMNI.

# OTHER TOPICS

## *Anti-Money Laundering*

In order to protect against the possible misuse of our products in money laundering or terrorist financing, we have adopted an anti-money laundering program satisfying the requirements of the USA PATRIOT Act and other current anti-money laundering laws. Among other things, this program requires us, our agents and customers to comply with certain procedures and standards that will allow us to verify the identity of the sponsoring organization and that contributions and loan repayments are not derived from improper sources.

Under our anti-money laundering program, we may require customers, and/or beneficiaries to provide sufficient evidence of identification, and we reserve the right to verify any information provided to us by accessing information databases maintained internally or by outside firms.

We may also refuse to accept certain forms of payments or loan repayments (traveler's cheques, cashier's checks, bank drafts, bank checks and treasurer's checks, for example) or restrict the amount of certain forms of payments or loan repayments (money orders totaling more than $5,000, for example). In addition, we may require information as to why a particular form of payment was used (third party checks, for example) and the source of the funds of such payment in order to determine whether or not we will accept it. Use of an unacceptable form of payment may result in us returning the payment to you.

**Applicable laws designed to prevent terrorist financing and money laundering might, in certain circumstances, require us to block certain transactions until authorization is received from the appropriate regulator. We may also be required to provide additional information about you and your policy to government regulators.**

Our anti-money laundering program is subject to change without notice to take account of changes in applicable laws or regulations and our ongoing assessment of our exposure to illegal activity.

## *Performance Reporting*

We may advertise different types of historical performance for the subaccounts including:
- Standardized average annual total returns; and
- Non-standardized average annual total returns.

We may also advertise certain ratings, rankings or other information related to the Company, the subaccounts or the funds.

**Standardized Average Annual Total Returns.** We calculate standardized average annual total returns according to a formula prescribed by the SEC. This shows the percentage return applicable to $1,000 invested in the subaccount over the most recent month-end, one, five and 10-year periods. If the investment option was not available for the full period, we give a history from the date money was first received in that option under the separate account or from the date the fund was first available under the separate account. As an alternative to providing the most recent month-end performance, we may provide a phone number, website or both where these returns may be obtained.

We include all recurring charges during each period (e.g., mortality and expense risk charges, annual maintenance fees, administrative expense charges (if any), and any applicable early withdrawal charges).

**Non-Standardized Average Annual Total Returns.** We calculate non-standardized average annual total returns in a similar manner as that stated above, except we may include returns that do not reflect the deduction of any applicable early withdrawal charge. Some non-standardized returns may also exclude the effect of a maintenance fee. If we reflected these charges in the calculation, they would decrease the level of performance reflected by the calculation. Non-standardized returns may also include performance from the fund's inception date, if that date is earlier than the one we use for standardized returns.

## *Contract Modification*

We may change the contract as required by federal or state law. In addition, unless we are otherwise restricted under the terms of the contract, we may generally, upon 30 days' written notice to the contract holder, (some contracts may require a longer notice period), make other changes to group contracts that would apply only to individuals who become participants under that contract after the effective date of such changes. If the group contract holder does not agree to a change, we reserve the right to refuse to establish new accounts under the contract, and under some contracts, to discontinue accepting payments to existing accounts. Certain changes will require the approval of appropriate state or federal regulatory authorities.

We reserve the right to amend the contract to include any future changes required to maintain the contract (and the Roth 401(k), Roth 403(b) or Roth 457(b) accounts) as a designated Roth 403(b), Roth 401(k) or Roth 457(b) annuity contract (or account) under the Tax Code, regulations, IRS rulings and requirements.

In addition, under some contracts we reserve the right, without contract holder consent, to change the tables for determining the amount of income phase payments or the income phase payment options available. Such a change would only apply to income phase payments attributable to contributions accepted after the date of change.

## *Legal Proceedings*

We are not aware of any pending legal proceedings that are likely to have a material adverse effect upon the Company's ability to meet its obligations under the contract, ING Financial Advisers, LLC's ability to distribute the contract or upon the separate account.

- **Litigation.** Notwithstanding the foregoing, the Company and/or ING Financial Advisers, LLC, is a defendant in a number of litigation matters arising from the conduct of its business, both in the ordinary course and otherwise. In some of these matters, claimants seek to recover very large or indeterminate amounts, including compensatory, punitive, treble and exemplary damages. Certain claims are asserted as class actions. Modern pleading practice in the U.S. permits considerable variation in the assertion of monetary damages and other relief. The variability in pleading requirements and past experience demonstrates that the monetary and other relief that may be requested in a lawsuit or claim oftentimes bears little relevance to the merits or potential value of a claim.

- **Regulatory Matters.** As with other financial services companies, the Company and its affiliates, including ING Financial Advisers, LLC, periodically receive informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations in connection with inquiries and investigations of the products and practices of the Company or the financial services industry. It is the practice of the Company to cooperate fully in these matters. Regulatory investigations, exams, inquiries and audits could result in regulatory action against the Company or subject the Company to settlement payments, fines, penalties and other financial consequences, as well as changes to the Company's policies and procedures.

The outcome of a litigation or regulatory matter and the amount or range of potential loss is difficult to forecast and estimating potential losses requires significant management judgment. It is not possible to predict the ultimate outcome for all pending litigation and regulatory matters and given the large and indeterminate amounts sought and the inherent unpredictability of such matters, it is possible that an adverse outcome in certain litigation or regulatory matters could, from time to time, have a material adverse effect upon the Company's results of operations or cash flows in a particular quarterly or annual period.

## *Payment Delay or Suspension*

We reserve the right to suspend or postpone the date of any payment of benefits or values under the following circumstances:
- On any valuation date when the NYSE is closed (except customary weekend and holiday closings), or when trading on the NYSE is restricted;
- When an emergency exists as determined by the SEC so that disposal of securities held in the subaccounts is not reasonably practicable or it is not reasonably practicable to fairly determine the value of the subaccount's assets; and
- During any other periods the SEC may by order permit for the protection of investors.

The conditions under which restricted trading or an emergency exists shall be determined by the rules and regulations of the SEC.

Payment of benefits or values may also be delayed or suspended as required by court order or other regulatory proceeding.

## *Transfer of Ownership; Assignment*

An assignment of a contract will only be binding on us if it is made in writing and sent to us at the address listed in "**CONTRACT OVERVIEW - Questions: Contacting the Company**." We will use reasonable procedures to confirm that the assignment is authentic, including verification of signature. If we fail to follow our own procedures, we will be liable for any losses to you directly resulting from the failure. Otherwise, we are not responsible for the validity of any assignment. The rights of the contract holder and the interest of the annuitant and any beneficiary will be subject to the rights of any assignee we have on our records.

## *Account Termination*

Under some contracts, where allowed by state law, we reserve the right to terminate an individual account if the account value is less than $5,000 ($3,500 under some contracts, and $1,999 for some contracts issued in New York), if this value is not due to negative investment performance, and if no purchase payments have been received within the previous 12 months (36 months under some contracts issued in New York). In addition, for some contracts issued in New York, we may also terminate an individual account if the paid up annuity benefit is less than $20 monthly. We will notify you or the contract holder 90 days prior to terminating the account. If we exercise this right we will not deduct an early withdrawal charge.

## *Intent to Confirm Quarterly*

Under certain contracts, we will provide confirmation of scheduled transactions quarterly rather than immediately to the participant.

# CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION

The SAI contains more specific information on the separate account and the contract, as well as the financial statements of the separate account and the Company. A list of the contents of the SAI is set forth below:

You may request an SAI by calling the Company at the number listed in "**CONTRACT OVERVIEW - Questions: Contacting the Company**."

# APPENDIX I
# GUARANTEED ACCUMULATION ACCOUNT

The Guaranteed Accumulation Account is a fixed interest option that may be available during the accumulation phase under the contracts. Amounts allocated to the Guaranteed Accumulation Account will be deposited in a nonunitized separate account established by the Company. This Appendix is only a summary of certain facts about the Guaranteed Accumulation Account and does not include elements of the Guaranteed Accumulation Account that do not apply to the contracts offered through this prospectus. Please read the Guaranteed Accumulation Account prospectus before investing in this option. You may obtain a copy of the Guaranteed Accumulation Account prospectus by contacting us at the address or telephone number listed in "**CONTRACT OVERVIEW – Questions: Contacting the Company**."

**General Disclosure.** Amounts that you invest in the Guaranteed Accumulation Account will earn a guaranteed interest rate if amounts are left in the Guaranteed Accumulation Account for the specified period of time. If you withdraw or transfer those amounts before the specified period of time has elapsed, we may apply a "market value adjustment," which may be positive or negative.

When you decide to invest money in the Guaranteed Accumulation Account, you will want to contact your local representative or the Company to learn:
• The interest rate we will apply to the amounts that you invest in the Guaranteed Accumulation Account. We change this rate periodically, so be certain you know what rate we guarantee on the day your account dollars are invested into the Guaranteed Accumulation Account.
• The period of time your account dollars need to remain in the Guaranteed Accumulation Account in order to earn that rate. You are required to leave your account dollars in the Guaranteed Accumulation Account for a specified period of time (guaranteed term), in order to earn the guaranteed interest rate.

**Deposit Periods.** A deposit period is the time during which we offer a specific interest rate if you deposit dollars for a certain guaranteed term. For a particular interest rate and guaranteed term to apply to your account dollars, you must invest them during the deposit period during which that rate and term are offered.

**Interest Rates.** We guarantee different interest rates, depending upon when account dollars are invested in the Guaranteed Accumulation Account. The interest rate we guarantee is an annual effective yield; that means that the rate reflects a full year's interest. We credit interest daily at a rate that will provide the guaranteed annual effective yield over one year. The guaranteed interest rate will never be less than the rate stated in the contract.

Our guaranteed interest rates are influenced by, but do not necessarily correspond with, interest rates available on fixed income investments we may buy using deposits directed to the Guaranteed Accumulation Account. We consider other factors when determining guaranteed interest rates including regulatory and tax requirements, sales commissions and administrative expenses borne by the Company, general economic trends, competitive factors, and whether an interest rate lock is being offered for that guaranteed term under certain contracts. **We make the final determination regarding guaranteed interest rates. We cannot predict the level of future guaranteed interest rates.**

**Interest Rate Lock.** Certain contracts (not including the contracts offered through this prospectus) may provide a 45 day interest rate lock in connection with external transfers into the Guaranteed Accumulation Account, which you must elect at the time you initiate the external transfer. Under this rate lock provision, we will deposit external transfers to the deposit period offering the greater of (a) and (b) where:
• (a) is the guaranteed interest rate for the deposit period in effect at the time we receive the rate lock election; and
• (b) is the guaranteed interest rate for the deposit period in effect at the time we receive an external transfer from your prior provider**.**

If provided for in the contract, this rate lock will be available to all external transfers received for 45 days from the date we receive a rate lock election. In the event we receive an external transfer after this 45 day time period, it will be deposited to the deposit period in effect at the time we receive the external transfer, and will earn the guaranteed interest rate for that guaranteed term. Only one rate lock may be in effect at one time per contract -- once a rate lock has been elected, that rate lock will apply to all external transfers received during that 45 day period, and you may not elect to begin a new rate lock period during that 45 day period.

Amounts subject to the rate lock will not be deposited until the external transfer has been received, and will not be credited interest until deposited. This could result in the deposit being credited interest for a shorter term than if a rate lock had not been elected.

The cost of providing a rate lock may be a factor we consider when determining the guaranteed interest rate for a deposit period, which impacts the guaranteed interest rate for all investors in that guaranteed term, including investors to whom the rate lock may not be available through their contract.

**Fees and Other Deductions**

If all or a portion of your account value in the Guaranteed Accumulation Account is withdrawn, you may incur the following:
- Market Value Adjustment (MVA) as described in this appendix and in the Guaranteed Accumulation Account prospectus;
- Tax Penalties and/or Tax withholding - **See** "**TAX CONSIDERATIONS;**"
- Early Withdrawal Charge - **See** "**FEES;**" and/or
- Maintenance Fee - **See** "**FEES**."

We do not make deductions from amounts in the Guaranteed Accumulation Account to cover mortality and expense risks. Rather, we consider these risks when determining the credited rate.

**Market Value Adjustment (MVA).** If you withdraw or transfer your account value from the Guaranteed Accumulation Account before the guaranteed term is completed, an MVA may apply. The MVA reflects the change in the value of the investment due to changes in interest rates since the date of deposit. The MVA may be positive or negative. Generally:
- If interest rates at the time of withdrawal have increased since the date of deposit, the value of the investment decreases and the MVA will be negative. This could result in your receiving less than the amount you paid into the Guaranteed Accumulation Account; or
- If interest rates at the time of withdrawal have decreased since the date of deposit, the value of the investment increases and the MVA will be positive.

See your Guaranteed Accumulation Account prospectus for further details.

Under some contracts issued in New York, if you have elected ECO as described in "**Systematic Distribution Options**," no MVA applies to amounts withdrawn from the Guaranteed Accumulation Account.

**Guaranteed Terms.** The guaranteed term is the period of time account dollars must be left in the Guaranteed Accumulation Account in order to earn the interest rate specified for that guaranteed term. We offer different guaranteed terms at different times. Check with your local representative or the Company to learn the details about the guaranteed term(s) currently being offered.

In general we offer the following guaranteed terms:
- Short-term – three years or less; and
- Long-term – 10 years or less, but greater than three years.

At the end of a guaranteed term, the contract holder, or you if permitted, may:
- Transfer dollars to a new guaranteed term;
- Transfer dollars to other available investment options; or
- Withdraw dollars.

Deductions may apply to withdrawals. See "**Fees and Other Deductions**" in this section.

**Transfer of Account Dollars.** Generally, account dollars invested in the Guaranteed Accumulation Account may be transferred among guaranteed terms offered through the Guaranteed Accumulation Account, and/or to other investment options offered through the contract. However, transfers may not be made during the deposit period in which your account dollars are invested in the Guaranteed Accumulation Account or for 90 days after the close of that deposit period. We will apply an MVA to transfers made before the end of a guaranteed term.

**Income Phase.** The Guaranteed Accumulation Account cannot be used as an investment option during the income phase. The contract holder or you, if permitted, may notify us at least 30 days in advance to elect a variable payment option and to transfer your Guaranteed Accumulation Account dollars to any of the subaccounts available during the income phase.

**Loans.** You cannot take a loan from your account value in the Guaranteed Accumulation Account. However, we include your account value in the Guaranteed Accumulation Account when determining the amount of your account value we may distribute as a loan.

**Reinstating Amounts Withdrawn from the Guaranteed Accumulation Account.** If amounts are withdrawn from the Guaranteed Accumulation Account and then reinstated in the Guaranteed Accumulation Account, we will apply the reinstated amount to the current deposit period. The guaranteed annual interest rate, and guaranteed terms available on the date of reinstatement will apply. Amounts will be reinstated proportionately in the same way as they were allocated before withdrawal.

Your account value will not be credited for any negative MVA that was deducted at the time of withdrawal and any taxes that were withheld may also not be refunded, unless required by law.

*The Company has filed a registration statement (including a prospectus) with the SEC for the offering to which this appendix relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at http://www.sec.gov. Alternatively, the Company will arrange to send you the prospectus if you request it by contacting us at the address and telephone number listed in "**CONTRACT OVERVIEW – Questions: Contacting the Company**." The number assigned to the registration statement for this offering is 333-180532.*

# APPENDIX II
# FIXED ACCOUNT

The Fixed Account is an investment option available during the accumulation phase under some contracts. Amounts allocated to the Fixed Account are held in the Company's general account which supports insurance and annuity obligations. Under some contracts, this option is available to installment purchase plans only. This option is not available in the State of New York under some contracts.

| Additional information about this option may be found in the contract. |
| --- |

**General Disclosure.** Interests in the Fixed Account have not been registered with the SEC in reliance upon exemptions under the Securities Act of 1933, as amended. Disclosure in this prospectus regarding the Fixed Account may be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of the statements. Disclosure in this Appendix regarding the Fixed Account has not been reviewed by the SEC.

**Interest Rates.** The Fixed Account guarantees that amounts allocated to this option will earn the minimum interest rate specified in the contract. We may credit a higher interest rate from time to time, but the rate we credit will never fall below the guaranteed minimum specified in the contract. Among other factors, the safety of the interest rate guarantee depends upon the claims-paying ability of the Company. Amounts applied to the Fixed Account will earn the interest rate in effect at the time money is applied. Amounts in the Fixed Account will reflect a compound interest rate as credited by us. The rate we quote is an annual effective yield.

Our determination of credited interest rates reflects a number of factors, including mortality and expense risks, interest rate guarantees, the investment income earned on invested assets and the amortization of any capital gains and/or losses realized on the sale of invested assets. Under this option, we assume the risk of investment gain or loss by guaranteeing the amounts you allocate to this option and promising a minimum interest rate and income phase payment.

**Withdrawals.** Under certain emergency conditions, some contracts allow us to defer payment of any withdrawal for a period of up to six months or as provided by applicable federal or state law. Additionally, if allowed by state law, some contracts provide that we may pay withdrawals in equal payments with interest, over a period not to exceed 60 months when:
- The Fixed Account withdrawal value exceeds $250,000 on the day before withdrawal; and
- The sum of the current Fixed Account withdrawal and total of all Fixed Account withdrawals within the past 12 calendar months exceeds 20% of the amount in the Fixed Account on the day before the current withdrawal.

The contract describes how we will determine the interest rate credited to amounts held in the Fixed Account during the payment period, including the minimum interest rate.

**Charges.** We do not make deductions from amounts in the Fixed Account to cover mortality and expense risks. We consider these risks when determining the credited rate.

If you make a withdrawal from amounts in the Fixed Account, an early withdrawal charge may apply. **See** "**FEES - Early Withdrawal Charge**."

**Transfers.** During the accumulation phase, you may transfer account dollars from the Fixed Account to any other available investment option. We may vary the dollar amount that you are allowed to transfer, but it will never be less than 10% of your account value held in the Fixed Account each calendar year or each 12-month period, depending upon the contract. We determine the amount available for transfer based on your Fixed Account value either (1) on the January 1st preceding the transfer request or (2) as of the date we receive the transfer request in good order at the address listed in "**CONTRACT OVERVIEW - Questions: Contacting the Company**." The 10% limit does not apply to amounts being transferred into the Fixed Plus Account (if available under the contract).

By notifying us at the address listed in "**CONTRACT OVERVIEW - Questions: Contacting the Company**" at least 30 days before income phase payments begin you, or the contract holder on your behalf, may elect to have amounts transferred to one or more of the funds available during the income phase to provide variable payments.

**Contract Loans.** If available under your plan, contract loans may be made from account values held in the Fixed Account.

# APPENDIX III
# FIXED PLUS ACCOUNT

The Fixed Plus Account is an investment option available during the accumulation phase under some contracts. Amounts allocated to the Fixed Plus Account are held in the Company's general account which supports insurance and annuity obligations.

| Additional information about this option may be found in the contract. |
| --- |

**General Disclosure.** Interests in the Fixed Plus Account have not been registered with the SEC in reliance upon exemptions under the Securities Act of 1933, as amended. Disclosure in this prospectus regarding the Fixed Plus Account may be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of the statements. Disclosure in this Appendix regarding the Fixed Plus Account has not been reviewed by the SEC.

**Certain Restrictions.** This option is not available in the State of New York under some contracts. We reserve the right to limit investments in or transfers to the Fixed Plus Account. Under most contracts, you may not elect certain withdrawal options, including the systematic distribution option, if you have requested a Fixed Plus Account transfer or withdrawal in the prior 12-month period. For some contracts, under certain emergency conditions, we may defer payment of a withdrawal from the Fixed Plus Account for a period of up to six months or as provided by federal law.

**Interest Rates.** The Fixed Plus Account guarantees that amounts allocated to this option will earn the minimum interest rate specified in the contract. We may credit a higher interest rate from time to time, but the rate we credit will never fall below the guaranteed minimum specified in the contract. Among other factors, the safety of the interest rate guarantees depends upon the claims-paying ability of the Company. Under some contracts, we credit amounts held in the Fixed Plus Account with a rate 0.25% higher than the then-declared rate beginning in the $10^{th}$ year after your account was established. Amounts applied to the Fixed Plus Account will earn the interest rate in effect at the time money is applied. Amounts in the Fixed Plus Account will reflect a compound interest rate as credited by us. The rate we quote is an annual effective yield.

Our determination of credited interest rates reflects a number of factors, including mortality and expense risks, interest rate guarantees, the investment income earned on invested assets and the amortization of any capital gains and/or losses realized on the sale of invested assets, and whether a transfer credit has been selected. Under this option, we assume the risk of investment gain or loss by guaranteeing the amounts you allocate to this option and promising a minimum interest rate and income phase payment.

**Requests for Partial Withdrawals.** The contract holder or you, if permitted by the plan, may take up to 20% of the Fixed Plus Account value as a partial withdrawal in each 12 month period, or under some contracts, in each calendar year. We determine the amount eligible for partial withdrawal as of the date we receive a request for partial withdrawal in good order at the address listed in "**CONTRACT OVERVIEW - Questions: Contacting the Company**" or as of the January 1st preceding the partial withdrawal request, depending upon the terms of the contract. The amount allowed for partial withdrawal is reduced by any Fixed Plus Account withdrawals, transfers, loans or amounts applied to income phase payment options made in the prior 12 months (or, under some contracts, the prior calendar year). Under most contracts, in calculating the 20% limit, we reserve the right to include payments made due to the election of a systematic distribution option.

**Waiver of Partial Withdrawal Limits.** We generally waive the 20% limit if the partial withdrawal is due to the election of an income phase payment option (under some contracts, the waiver does not apply to the election of a nonlifetime payment option with variable payments). We also waive the 20% limit for withdrawals due to your death. Under most contracts, the waiver upon death may only be exercised once, must occur within six months after your date of death and must be made proportionally from all subaccounts and fixed interest options in which the account was invested.

Also, under some contracts the 20% limit is waived if the withdrawal is due to financial hardship or hardship resulting from an unforeseeable emergency, as defined by the Tax Code and regulations thereunder and the following requirements are satisfied:
- The hardship is certified (required under most contracts);
- The partial withdrawal is taken proportionally from each investment option in which your account invests;
- The amount is paid directly to you; and
- The amount paid for all withdrawals due to hardship during the previous 12-month period does not exceed 10% (20% under some contracts) of the average value of your account(s) and all other accounts under the relevant contracts during that same period.

Under some contracts, the percentage limit is also waived if the partial withdrawal is due to severance from employment and the following conditions are met:
- The employer certifies you have separated from service (although the Tax Code permits distributions upon a participant's severance from employment, the contracts do not provide for a waiver of the Fixed Plus Account partial withdrawal provisions unless the severance from employment would otherwise have qualified as a separation from service under prior IRS guidance);
- The amount withdrawn is paid directly to you; and
- The amount paid for all partial and full withdrawals due to severance from employment during the previous 12-month period does not exceed 20% of the average value of your account(s) and all other accounts under the relevant contracts providing this waiver during that same period.

Under some contracts, the percentage limit may be waived for the purposes of taking a loan from the plan, subject to conditions agreed to by the contract holder and the Company in writing.

Additionally, we may allow other waivers of the percentage limit on partial withdrawals to participants in certain plans. You can determine what additional waivers, if any, apply to you by referring to the contract and/or certificate/enrollment materials.

**Requests for Full Withdrawals.** If the contract holder or you, if allowed by the plan, request a full withdrawal of your account value, we will pay any amounts held in the Fixed Plus Account with interest, in five annual payments equal to:
- One-fifth of the Fixed Plus Account value on the day the request is received, reduced by any Fixed Plus Account withdrawals, transfers, amounts used to fund income phase payments, or loans made during the prior 12 months (or, under some contracts, during the prior calendar year);
- One-fourth of the remaining Fixed Plus Account value 12 months later;
- One-third of the remaining Fixed Plus Account value 12 months later;
- One-half of the remaining Fixed Plus Account value 12 months later; and
- The balance of the Fixed Plus Account value 12 months later.

Under some contracts, there is a different method of calculating the amount available each year. The full withdrawal will be paid in installments of 20% of your account value held in the Fixed Plus Account, reduced by any Fixed Plus Account withdrawals, transfers, amounts used to fund income phase payments, or loans made during the prior 12 months in each of four consecutive 12-month periods. Under this provision, the remaining Fixed Plus Account balance in the account may be withdrawn any time after the end of the fourth 12-month period.

Once we receive a request for a full withdrawal, no further withdrawals, loans or transfers will be permitted from the Fixed Plus Account. A full withdrawal may be canceled at any time before the end of the five-payment period.

**Waiver of Full Withdrawal Provisions.** We will waive the Fixed Plus Account five-installment payout for full withdrawals made due to one or more of the following:
- Due to the election of an income phase payment option (under some contracts this waiver does not apply to the election of a nonlifetime payment option with variable payments);
- Due to your death during the accumulation phase (some contracts require that we be notified of your death, or that the withdrawal be taken, within six months of the death); and/or
- When the Fixed Plus Account value is $5,000 or less (lower amounts may apply under some contracts). Most contracts also require that no withdrawals, transfers, loans or elections of income phase payment options have been made from the account within the prior 12 months (36 months for some contracts issued in the State of New York or, under some contracts, within the prior calendar year).

Additionally, under certain contracts, we will waive the five-payment full withdrawal provision due to one or more of the following:

- Due to financial hardship or hardship resulting from an unforeseeable emergency, as defined by the Tax Code and regulations thereunder if all of the following conditions are met:
  ▷ The hardship is certified by the employer;
  ▷ The amount is paid directly to you; and
  ▷ The amount paid for all withdrawals due to hardship during the previous 12-month period does not exceed 10% (20% under some contracts) of the average value of your account(s) and all other accounts under the relevant contract during that same period (not applicable to certain contracts issued in New York);
- For any in-service distributions permitted by the plan and the following conditions are met:
  ▷ The distribution has been certified by the employer;
  ▷ The amount distributed is paid directly to you; and
  ▷ The amount paid for all such withdrawals during the previous 12 months does not exceed a given percentage (stated in the contract) of the average value of all your accounts and all other accounts under the relevant contract during the same period. (Not applicable to certain contracts issued in New York);
- Due to your separation from service with the employer, provided that all the following apply*:
  ▷ The employer certifies that you have separated from service (although the Tax Code permits distributions upon a participant's severance from employment, the contracts do not provide for a waiver of the Fixed Plus Account full withdrawal provisions unless the severance from employment would otherwise have qualified as a separation from service under prior IRS guidance);
  ▷ The amount withdrawn is paid directly to you (under some contracts it must be paid directly to you only if you withdraw the amounts more than one year after separation); and
  ▷ Under most contracts, if the amount paid for all partial and full withdrawals due to separation from service during the previous 12-month period does not exceed 20% of the average value of all your account(s) and all other accounts under the relevant contract during that same period;
- If you are at least age 59½ and, if applicable, have completed nine payment periods;
- If we terminate your account based on our right to do so for accounts below a certain value (usually $5,000 or less; lower amounts may apply under some contracts); or
- For certain contracts issued in the State of New York, due to your disability as described in the Tax Code if all of the following conditions are met:
  ▷ The disability is certified by the employer or otherwise documented in a form acceptable to us; and
  ▷ The amount is paid directly to you.

Additionally, we may allow other waivers of the five installment payout for full withdrawals to participants in certain plans. You can determine what additional waivers, if any, apply to you by referring to the contract and/or certificate/enrollment materials.

**Charges.** We do not make deductions from amounts in the Fixed Plus Account to cover mortality and expense risks. We consider these risks when determining the credited rate.

**Transfers.** The contract holder or you, if allowed by the plan, may transfer 20% of your account value held in the Fixed Plus Account in each 12-month period or during each calendar year, depending upon the terms of the contract. We determine the amount eligible for transfer on the day we receive a transfer request in good order at the address listed in "**CONTRACT OVERVIEW - Questions: Contacting the Company**," or under some contracts, as of the January 1st preceding the transfer request. We will reduce amounts allowed for transfer by any Fixed Plus Account withdrawals, transfers, loans or amounts applied to income phase payment options during the prior 12 months (or, under some contracts, during the prior calendar year). Under most contracts, in calculating the percentage limit on transfers, we reserve the right to include payments made due to the election of any of the systematic distribution options. We will waive the percentage limit on transfers when the value in the Fixed Plus Account is $1,000 or less ($2,000 or less under some contracts).

---

\* Instead of the provisions under the 3<sup>rd</sup> bullet above, some contracts waive the five-payment full withdrawal provision for separation from service if all of the following apply:
  - The employer certifies that you have separated from service;
  - We receive the withdrawal request within 60 days of the date of separation; and
  - You pay a 3% charge based on the entire Fixed Plus Account value.

If you instead choose to have your payout in five annual installments as described above, then we will not assess the charge.

Under some contracts, if you transfer 20% of your account value held in the Fixed Plus Account in each of four consecutive 12-month periods, you may transfer the remaining balance in the succeeding 12-month period provided you do not allocate any amount to or transfer any other amount from the Fixed Plus Account during the five-year period. The 20% amount available to transfer under this provision will be reduced by any amount transferred, taken as a loan or applied to income phase payment options within the 12-month period preceding the first 20% transfer. Also, we may reduce it for payments we made from your Fixed Plus Account value under any systematic distribution option.

**Income Phase.** Amounts accumulating under the Fixed Plus Account can be transferred to the subaccounts to fund variable payments during the income phase. Availability of subaccounts may vary during the income phase. Some contracts do not permit Fixed Plus Account values to fund nonlifetime income options with variable payments.

**Contract Loans.** If permitted under the plan, loans may be made from account values held in the Fixed Plus Account. See the loan agreement for a description of the amount available and possible consequences upon loan default if Fixed Plus Account values are used for a loan.

**Transfer Credits.** The Company provides a transfer credit in certain circumstances. **See** "**CONTRACT PURCHASE AND PARTICIPATION - Transfer Credits**." The transfer credit is a specified percentage of the assets or other specified amount that is transferred to the Company under a contract that remain in the accounts for the period of time specified by the Company. We apply the transfer credit to the current value held in the Fixed Plus Account.

# APPENDIX IV
# PARTICIPANT APPOINTMENT OF EMPLOYER AS AGENT
# UNDER AN ANNUITY CONTRACT

**For Plans Under Section 403(b), 401 or 403(a) of the Tax Code, including Roth 403(b) and Roth 401(k) (Except Most Voluntary Section 403(b) Plans)\***

The employer has adopted a plan under Tax Code sections 403(b), Roth 403(b), 401(a), 401(k), Roth 401(k) or 403(a) ("Plan") and has purchased an ING Life Insurance and Annuity Company (the "Company") group variable annuity contract ("contract") as the funding vehicle. Contributions under this Plan will be made by the participant through salary reduction to an employee account, and by the employer to an employer account.

By electing to participate in the employer's Plan, the participant voluntarily appoints the employer, who is the contract holder, as the participant's agent for the purposes of all transactions under the contract in accordance with the terms of the Plan. The Company is not a party to the Plan and does not interpret the Plan provisions.

As a participant in the Plan, the participant understands and agrees to the following terms and conditions:
- The participant owns the value of his/her employee account subject to the restrictions of Tax Code sections 403(b), 401(a), 401(k) or 403(a) and the terms of the Plan. Subject to the terms of the vesting schedule in the Plan and the restrictions of Tax Code section 403(b), 401(a), 401(k) or 403(a), the participant has ownership in the value of his/her employer account.
- The Company will process transactions only with the employer's written direction to the Company. The participant will be bound by the employer's interpretation of the Plan provisions and its written direction to the Company.
- The employer may permit the participant to make investment selections under the employee account and/or the employer account directly with the Company under the terms of the contract. Without the employer's written permission, the participant will be unable to make any investment selections under the contract.
- On behalf of the participant, the employer may request a loan in accordance with the terms of the contract and the provisions of the Plan. The Company will make payment of the loan amount directly to the participant. The participant will be responsible for making repayments directly to the Company in a timely manner.
- In the event of the participant's death, the employer is the named beneficiary under the terms of the contract. The participant has the right to name a personal beneficiary as determined under the terms of the Plan and file that beneficiary election with the employer. It is the employer's responsibility to direct the Company to properly pay any death benefits.

---------------------

\* Under most group contracts issued through a voluntary 403(b) or Roth 403(b) plan and under individual contracts, you generally hold all rights under the contract and may make elections for your accounts. However, pursuant to Treasury Department regulations that were generally effective on January 1, 2009, the exercise of certain of these rights may require the consent and approval of the plan sponsor or its delegate. **See "TAX CONSIDERATIONS – Distributions - Eligibility - 403(b) and Roth 403(b) Plans."** See the contract or your certificate (if applicable) to determine who holds rights under the contract.

# APPENDIX V
# FUND DESCRIPTIONS

Certain funds offered under the contracts have limited availability as follows:

- Janus Aspen Balanced Portfolio, Janus Aspen Enterprise Portfolio, Janus Aspen Flexible Bond Portfolio, Janus Aspen Global Research Portfolio, Janus Aspen Janus Portfolio, Oppenheimer Global Fund/VA and Oppenheimer Global Strategic Income Fund/VA are only available to a limited number of participants who did not participate in the fund substitution during April, 2005.
- American Century® Income & Growth Fund is only available to plans offering the fund prior to May 1, 2002.
- The following funds are not available to all plans: AllianzGI NFJ Large-Cap Value Fund, Fidelity® VIP Mid Cap Portfolio, LKCM Aquinas Growth Fund, The Hartford Capital Appreciation Fund and The Hartford Dividend and Growth Fund. Availability is subject to Company and/or plan sponsor approval.
- Fidelity® VIP Overseas Portfolio is only available to plans offering the fund prior to May 1, 2004.
- Class Z shares of the Columbia^SM Acorn® Fund and Columbia Mid Cap Value Fund are only available to unallocated, governmental plans with assets over $100 million dollars.
- Columbia Diversified Equity Income Fund is only available to plans offering the fund prior to January 1, 2011 or that have approved the fund as an investment prior to that date and have invested in the fund by March 31, 2011.
- VY JPMorgan Mid Cap Value Portfolio is only available to plans offering the fund prior to the close of business on February 7, 2014.

**List of Fund Name Changes**

| New Fund Name | Former Fund Name |
|---|---|
| Franklin Small Cap Value VIP Fund | Franklin Small Cap Value Securities Fund |
| Lazard US Mid Cap Equity Portfolio | Lazard U.S. Mid Cap Equity Portfolio |
| Lord Abbett Series Fund, Inc. Mid Cap Stock Portfolio | Lord Abbett Series Fund – Mid Cap Stock Portfolio |
| PIMCO Real Return Portfolio | PIMCO VIT Real Return Portfolio |
| VY PIMCO Bond Portfolio | VY PIMCO Total Return Portfolio |

The investment results of the mutual funds (funds) are likely to differ significantly and there is no assurance that any of the funds will achieve their respective investment objectives. You should consider the investment objectives, risks and charges, and expenses of the funds carefully before investing. Please refer to the fund prospectuses for additional information. Shares of the funds will rise and fall in value and you could lose money by investing in the funds. Shares of the funds are not bank deposits and are not guaranteed, endorsed or insured by any financial institution, the FDIC or any other government agency. Except as noted, all funds are diversified, as defined under the Investment Company Act of 1940. Fund prospectuses may be obtained free of charge at the address and telephone number listed in "**CONTRACT OVERVIEW** – Questions: Contacting the Company," by accessing the SEC's website or by contacting the SEC Public Reference Branch. If you received a summary prospectus for any of the funds available through your contract, you may obtain a full prospectus and other fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the email address shown on the front of the fund's summary prospectus.

Certain funds offered under the contracts have investment objectives and policies similar to other funds managed by the fund's investment adviser. The investment results of a fund may be higher or lower than those of other funds managed by the same adviser. There is no assurance and no representation is made that the investment results of any fund will be comparable to those of another fund managed by the same investment adviser.

For the share class of each fund offered through your contract, please see the cover page.

| Fund Name Investment Adviser/Subadviser | Investment Objective(s) |
|---|---|
| **Alger Green Fund** Investment Adviser: Fred Alger Management, Inc. | Seeks long-term capital appreciation. |
| **AllianzGI NFJ Large-Cap Value Fund** Investment Adviser: Allianz Global Investors Fund Management LLC Subadviser: NFJ Investment Group LLC ("NFJ") | Seeks long-term growth of capital and income. |
| **Amana Growth Fund** Investment Adviser: Saturna Capital Corporation | Seeks long-term capital growth, consistent with Islamic principles. |
| **Amana Income Fund** Investment Adviser: Saturna Capital Corporation | Seeks current income and preservation of capital, consistent with Islamic principles. |
| **American Century® Income & Growth Fund** Investment Adviser: American Century Investment Management, Inc. | Seeks to provide (1) conservation of capital, (2) current income and (3) long-term growth of capital. |
| **American Century® Inflation-Adjusted Bond Fund** Investment Adviser: American Century Investment Management, Inc. | Seeks to provide total return and inflation protection consistent with investments in inflation-indexed securities. |
| **Ariel Fund** Investment Adviser: Ariel Investments, LLC | Pursues long-term capital appreciation. |
| **Artisan International Fund** Investment Adviser: Artisan Partners Limited Partnership | Seeks maximum long-term capital growth. |
| **ASTON/Fairpointe Mid Cap Fund** Investment Adviser: Aston Asset Management, LP Subadviser: Fairpointe Capital LLC | Seeks long-term total return through capital appreciation by investing primarily in common and preferred stocks and convertible securities. |
| **BlackRock Mid Cap Value Opportunities Fund** Investment Adviser: BlackRock Advisors, LLC Subadviser: BlackRock Investment Management, LLC | Seeks capital appreciation and, secondarily, income by investing in securities, primarily equity securities that Fund management believes are undervalued and therefore represent an investment value. |
| **Calvert VP SRI Balanced Portfolio** Investment Adviser: Calvert Investment Management, Inc. | A *non-diversified* portfolio that seeks to achieve a competitive total return through an actively managed portfolio of stocks, bonds and money market instruments which offer income and capital growth opportunity and which satisfy the investment criteria, including financial, sustainability and social responsibility factors. |
| **Cohen & Steers Realty Shares, Inc.** Investment Adviser: Cohen & Steers Capital Management, Inc. | A *non-diversified* fund that seeks total return through investment in real estate securities. |

| Fund Name<br>Investment Adviser/Subadviser | Investment Objective(s) |
|---|---|
| **Columbia<sup>SM</sup> Acorn<sup>®</sup> Fund**<br><br>**Investment Adviser:** Columbia Wanger Asset Management, LLC | Seeks long-term capital appreciation. |
| **Columbia Diversified Equity Income Fund**<br><br>**Investment Adviser:** Columbia Management Investment Advisers, LLC | Seeks to provide shareholders with a high level of current income and as a secondary objective steady growth of capital. |
| **Columbia Mid Cap Value Fund**<br><br>**Investment Adviser:** Columbia Management Advisors, LLC | Seeks long-term capital appreciation. |
| **Delaware Small Cap Value Fund**<br><br>**Investment Adviser:** Delaware Management Company | Seeks capital appreciation. |
| **EuroPacific Growth Fund<sup>®</sup>**<br><br>**Investment Adviser:** Capital Research and Management Company<sup>SM</sup> | Seeks to provide long-term growth of capital. |
| **Fidelity<sup>®</sup> VIP Contrafund<sup>®</sup> Portfolio**<br><br>**Investment Adviser:** Fidelity Management & Research Company<br><br>**Subadvisers:** FMR Co., Inc. and other investment advisers | Seeks long-term capital appreciation. |
| **Fidelity<sup>®</sup> VIP Equity-Income Portfolio**<br><br>**Investment Adviser:** Fidelity Management & Research Company<br><br>**Subadvisers: :** FMR Co., Inc. and other investment advisers | Seeks reasonable income. Also considers the potential for capital appreciation. Seeks to achieve a yield which exceeds the composite yield on the securities comprising the S&P 500<sup>®</sup> Index. |
| **Fidelity<sup>®</sup> VIP Growth Portfolio**<br><br>**Investment Adviser:** Fidelity Management & Research Company<br><br>**Subadvisers:** FMR Co., Inc. and other investment advisers | Seeks to achieve capital appreciation. |
| **Fidelity<sup>®</sup> VIP Mid Cap Portfolio**<br><br>**Investment Adviser:** Fidelity Management & Research Company<br><br>**Subadvisers:** FMR Co., Inc. and other investment advisers | Seeks long-term growth of capital. |
| **Fidelity<sup>®</sup> VIP Overseas Portfolio**<br><br>**Investment Adviser:** Fidelity Management & Research Company<br><br>**Subadvisers:** FMR Co., Inc. and other investment advisers | Seeks long-term growth of capital. |

| Fund Name Investment Adviser/Subadviser | Investment Objective(s) |
|---|---|
| **Franklin Small Cap Value VIP Fund**<br><br>**Investment Adviser:** Franklin Advisory Services, LLC | Seeks long-term total return. Under normal market conditions, the fund invests at least 80% of its net assets in investments of small capitalization companies. |
| **Fundamental Investors**[SM]<br><br>**Investment Adviser:** Capital Research and Management Company[SM] | Seeks to achieve long-term growth of capital and income. |
| **Invesco Mid Cap Core Equity Fund**<br><br>**Investment Adviser:** Invesco Advisers, Inc. | Seeks long-term growth of capital. |
| **Invesco Small Cap Value Fund**<br><br>**Investment Adviser:** Invesco Advisers, Inc. | Seeks capital appreciation. |
| **Invesco V.I. American Franchise Fund**<br><br>**Investment Adviser:** Invesco Advisers, Inc. | Seeks capital growth. |
| **Invesco V.I. Core Equity Fund**<br><br>**Investment Adviser:** Invesco Advisers, Inc. | Seeks long-term growth of capital. |
| **Janus Aspen Balanced Portfolio**<br><br>**Investment Adviser:** Janus Capital Management LLC | Seeks long-term capital growth, consistent with preservation of capital and balanced by current income. |
| **Janus Aspen Enterprise Portfolio**<br><br>**Investment Adviser:** Janus Capital Management LLC | Seeks long-term capital growth. |
| **Janus Aspen Flexible Bond Portfolio**<br><br>**Investment Adviser:** Janus Capital Management LLC | Seeks to obtain maximum total return, consistent with the preservation of capital. |
| **Janus Aspen Global Research Portfolio**<br><br>**Investment Adviser:** Janus Capital Management LLC | Seeks long-term growth of capital. |
| **Janus Aspen Janus Portfolio**<br><br>**Investment Adviser:** Janus Capital Management LLC | Seeks long-term growth of capital. |
| **Lazard US Mid Cap Equity Portfolio**<br><br>**Investment Adviser:** Lazard Asset Management LLC | Seeks long-term capital appreciation. |
| **LKCM Aquinas Growth Fund**<br><br>**Investment Adviser:** Luther King Capital Management Corporation | Seeks to maximize long-term capital appreciation. |
| **Loomis Sayles Small Cap Value Fund**<br><br>**Investment Adviser:** Loomis, Sayles & Company, L.P. | Seeks long-term capital growth from investment in common stocks or other equity securities. |
| **Lord Abbett Series Fund, Inc. Mid Cap Stock Portfolio**<br><br>**Investment Adviser:** Lord, Abbett & Co. LLC (Lord Abbett) | Seeks capital appreciation through investments, primarily in equity securities, which are believed to be undervalued in the marketplace. |
| **MetWest Total Return Bond Fund**<br><br>**Investment Adviser:** Metropolitan West Asset Management, LLC | Seeks to maximize long-term total return. |

| Fund Name<br>Investment Adviser/Subadviser | Investment Objective(s) |
|---|---|
| **Neuberger Berman Socially Responsive Fund®**<br><br>**Investment Adviser:** Neuberger Berman Management LLC<br><br>**Subadviser:** Neuberger Berman LLC | Seeks long-term growth of capital by investing primarily in securities of companies that meet the fund's financial criteria and social policy. |
| **New Perspective Fund®**<br><br>**Investment Adviser:** Capital Research and Management Company<sup>SM</sup> | Seeks to provide long-term growth of capital. Future income is a secondary objective. |
| **Nuveen U.S. Infrastructure Income Fund**<br><br>**Investment Adviser:** Nuveen Funds Advisors, LLC<br><br>**Subadviser:** Nuveen Asset Management, LLC | Seeks current income consistent with limited risk to capital. |
| **Oppenheimer Developing Markets Fund**<br><br>**Investment Adviser:** OppenheimerFunds, Inc. | The Fund seeks capital appreciation. |
| **Oppenheimer Global Fund/VA**<br><br>**Investment Adviser:** OppenheimerFunds, Inc. | The Fund seeks capital appreciation. |
| **Oppenheimer Global Strategic Income Fund/VA**<br><br>**Investment Adviser:** OppenheimerFunds, Inc. | The Fund seeks total return. |
| **Oppenheimer Main Street Small Cap Fund®/VA**<br><br>**Investment Adviser:** OppenheimerFunds, Inc. | The Fund seeks capital appreciation. |
| **Pax World Balanced Fund**<br><br>**Investment Adviser:** Pax World Management LLC | Seeks income and conservation of principal and secondarily long-term growth of capital. |
| **PIMCO Real Return Portfolio**<br><br>**Investment Adviser:** Pacific Investment Management Company LLC | Seeks maximum real return, consistent with preservation of real capital and prudent investment management. |
| **Pioneer Emerging Markets VCT Portfolio**<br><br>**Investment Adviser:** Pioneer Investment Management, Inc. | Seeks long-term growth of capital appreciation primarily through the securities of issuers in countries with emerging economies or securities markets. |
| **Pioneer High Yield VCT Portfolio**<br><br>**Investment Adviser:** Pioneer Investment Management, Inc. | Seeks to maximize total return by investing in below-investment-grade debt securities and preferred securities. |
| **SMALLCAP World Fund®**<br><br>**Investment Adviser:** Capital Research and Management Company<sup>SM</sup> | Seeks to provide long-term growth of capital. |
| **Templeton Global Bond Fund**<br><br>**Investment Adviser:** Franklin Advisers, Inc. | Seeks current income with capital appreciation and growth of income. |
| **The Bond Fund of America<sup>SM</sup>**<br><br>**Investment Adviser:** Capital Research and Management Company<sup>SM</sup> | Seeks to provide as high a level of current income as is consistent with the preservation of capital. |

| Fund Name<br>Investment Adviser/Subadviser | Investment Objective(s) |
|---|---|
| **The Growth Fund of America®**<br><br>**Investment Adviser:** Capital Research and Management Company<sup>SM</sup> | Seeks to provide growth of capital. |
| **The Hartford Capital Appreciation Fund**<br><br>**Investment Adviser:** Hartford Funds Management Company, LLC (HFMC)<br><br>**Subadviser:** Wellington Management Company, LLP | Seeks growth of capital. |
| **The Hartford Dividend and Growth Fund**<br><br>**Investment Adviser:** Hartford Funds Management Company, LLC (HFMC)<br><br>**Subadviser:** Wellington Management Company, LLP | Seeks a high level of current income consistent with growth of capital. |
| **USAA Precious Metals and Minerals Fund**<br><br>**Investment Adviser:** USAA Asset Management Company | A *non-diversified* fund that seeks long-term capital appreciation and to protect the purchasing power of your capital against inflation. |
| **Voya Balanced Portfolio**<br><br>**Investment Adviser:** Voya Investments, LLC<br><br>**Subadviser:** Voya Investment Management Co. LLC | Seeks total return consisting of capital appreciation (both realized and unrealized) and current income; the secondary investment objective is long-term capital appreciation. |
| **Voya Global Bond Portfolio**<br><br>**Investment Adviser:** Directed Services LLC<br><br>**Subadviser:** Voya Investment Management Co. LLC | Seeks to maximize total return through a combination of current income and capital appreciation. |
| **Voya Global Perspectives Portfolio**<br><br>**Investment Adviser:** Voya Investments, LLC<br><br>**Subadviser:** Voya Investment Management Co. LLC | Seeks total return. |
| **Voya Global Resources Portfolio**<br><br>**Investment Adviser:** Directed Services LLC<br><br>**Subadviser:** Voya Investment Management Co. LLC | A *non-diversified* portfolio that seeks long-term capital appreciation. |
| **Voya GNMA Income Fund**<br><br>**Investment Adviser:** Voya Investments, LLC<br><br>**Subadviser:** Voya Investment Management Co. LLC | Seeks a high level of current income, consistent with liquidity and safety of principal, through investment primarily in Government National Mortgage Association ("GNMA") mortgage-backed securities (also known as GNMA Certificates) that are guaranteed as to the timely payment of principal and interest by the U.S. government. |
| **Voya Growth and Income Portfolio**<br><br>**Investment Adviser:** Voya Investments, LLC<br><br>**Subadviser:** Voya Investment Management Co. LLC | Seeks to maximize total return through investments in a diversified portfolio of common stocks and securities convertible into common stocks. It is anticipated that capital appreciation and investment income will both be major factors in achieving total return. |

| Fund Name Investment Adviser/Subadviser | Investment Objective(s) |
|---|---|
| **Voya High Yield Portfolio**<br><br>**Investment Adviser:** Directed Services LLC<br><br>**Subadviser:** Voya Investment Management Co. LLC | Seeks to provide investors with a high level of current income and total return. |
| **Voya Index Plus LargeCap Portfolio**<br><br>**Investment Adviser:** Voya Investments, LLC<br><br>**Subadviser:** Voya Investment Management Co. LLC | Seeks to outperform the total return performance of the S&P 500 Index, while maintaining a market level of risk. |
| **Voya Index Plus MidCap Portfolio**<br><br>**Investment Adviser:** Voya Investments, LLC<br><br>**Subadviser:** Voya Investment Management Co. LLC | Seeks to outperform the total return performance of the Standard and Poor's MidCap 400 Index, while maintaining a market level of risk. |
| **Voya Index Plus SmallCap Portfolio**<br><br>**Investment Adviser:** Voya Investments, LLC<br><br>**Subadviser:** Voya Investment Management Co. LLC | Seeks to outperform the total return performance of the Standard and Poor's SmallCap 600 Index, while maintaining a market level of risk. |
| **Voya Index Solution 2015 Portfolio**<br><br>**Investment Adviser:** Directed Services LLC<br><br>**Subadviser:** Voya Investment Management Co. LLC | Until the day prior to its Target Date, the Portfolio seeks to provide total return consistent with an asset allocation targeted at retirement in approximately 2015. On the Target Date, the Portfolio's investment objective will be to seek to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement. |
| **Voya Index Solution 2025 Portfolio**<br><br>**Investment Adviser:** Directed Services LLC<br><br>**Subadviser:Voya** Investment Management Co. LLC | Until the day prior to its Target Date, the Portfolio seeks to provide total return consistent with an asset allocation targeted at retirement in approximately 2025. On the Target Date, the Portfolio's investment objective will be to seek to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement. |
| **Voya Index Solution 2035 Portfolio**<br><br>**Investment Adviser:** Directed Services LLC<br><br>**Subadviser:** Voya Investment Management Co. LLC | Until the day prior to its Target Date, the Portfolio seeks to provide total return consistent with an asset allocation targeted at retirement in approximately 2035. On the Target Date, the Portfolio's investment objective will be to seek to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement. |
| **Voya Index Solution 2045 Portfolio**<br><br>**Investment Adviser:** Directed Services LLC<br><br>**Subadviser:** Voya Investment Management Co. LLC | Until the day prior to its Target Date, the Portfolio seeks to provide total return consistent with an asset allocation targeted at retirement in approximately 2045. On the Target Date, the Portfolio's investment objective will be to seek to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement. |
| **Voya Index Solution 2055 Portfolio**<br><br>**Investment Adviser:** Directed Services LLC<br><br>**Subadviser:** Voya Investment Management Co. LLC | Until the day prior to its Target Date, the Portfolio seeks to provide total return consistent with an asset allocation targeted at retirement in approximately 2055. On the Target Date, the Portfolio's investment objective will be to seek to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement. |

| Fund Name<br>Investment Adviser/Subadviser | Investment Objective(s) |
| --- | --- |
| **Voya Index Solution Income Portfolio**<br><br>   **Investment Adviser:** Directed Services LLC<br><br>   **Subadviser:** Voya Investment Management Co. LLC | Seeks to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement. |
| **Voya Intermediate Bond Portfolio**<br><br>   **Investment Adviser:** Voya Investments, LLC<br><br>   **Subadviser:** Voya Investment Management Co. LLC | Seeks to maximize total return consistent with reasonable risk. The Portfolio seeks its objective through investments in a diversified portfolio consisting primarily of debt securities. It is anticipated that capital appreciation and investment income will both be major factors in achieving total return. |
| **Voya International Index Portfolio**<br><br>   **Investment Adviser:** Voya Investments, LLC<br><br>   **Subadviser:** Voya Investment Management Co. LLC | Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of a widely accepted international index. |
| **Voya International Value Portfolio**<br><br>   **Investment Adviser:** Voya Investments, LLC<br><br>   **Subadviser:** Voya Investment Management Co. LLC | Seeks long-term capital appreciation. |
| **Voya Large Cap Growth Portfolio**<br><br>   **Investment Adviser:** Directed Services LLC<br><br>   **Subadviser:** Voya Investment Management Co. LLC | Seeks long-term capital growth. |
| **Voya Large Cap Value Portfolio**<br><br>   **Investment Adviser:** Directed Services LLC<br><br>   **Subadviser:** Voya Investment Management Co. LLC | Seeks long-term growth of capital and current income. |
| **Voya MidCap Opportunities Portfolio**<br><br>   **Investment Adviser:** Voya Investments, LLC<br><br>   **Subadviser:** Voya Investment Management Co. LLC | Seeks long-term capital appreciation. |
| **Voya Money Market Portfolio\***<br><br>   **Investment Adviser:** Voya Investments, LLC<br><br>   **Subadviser:** Voya Investment Management Co. LLC<br><br>\*There is no guarantee that the Voya Money Market Portfolio subaccount will have a positive or level return. | Seeks to provide high current return, consistent with preservation of capital and liquidity, through investment in high-quality money market instruments while maintaining a stable share price of $1.00. |
| **Voya Multi-Manager Large Cap Core Portfolio**<br><br>   **Investment Adviser:** Directed Services LLC<br><br>   **Subadviser:** Columbia Management Investment Advisers, LLC and The London Company of Virginia d/b/a The London Company | Seeks reasonable income and capital growth. |

| Fund Name<br>Investment Adviser/Subadviser | Investment Objective(s) |
|---|---|
| **Voya Russell™ Large Cap Growth Index Portfolio**<br><br>**Investment Adviser:** Voya Investments, LLC<br><br>**Subadviser:** Voya Investment Management Co. LLC | Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Top 200® Growth Index. |
| **Voya Russell™ Large Cap Index Portfolio**<br><br>**Investment Adviser:** Voya Investments, LLC<br><br>**Subadviser:** Voya Investment Management Co. LLC | Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Top 200® Index. |
| **Voya Russell™ Large Cap Value Index Portfolio**<br><br>**Investment Adviser:** Voya Investments, LLC<br><br>**Subadviser:** Voya Investment Management Co. LLC | Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Top 200® Value Index. |
| **Voya Russell™ Mid Cap Growth Index Portfolio**<br><br>**Investment Adviser:** Voya Investments, LLC<br><br>**Subadviser:** Voya Investment Management Co. LLC | Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Midcap® Growth Index. |
| **Voya Russell™ Mid Cap Index Portfolio**<br><br>**Investment Adviser:** Voya Investments, LLC<br><br>**Subadviser:** Voya Investment Management Co. LLC | Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Midcap® Index. |
| **Voya Russell™ Small Cap Index Portfolio**<br><br>**Investment Adviser:** Voya Investments, LLC<br><br>**Subadviser:** Voya Investment Management Co. LLC | Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell 2000® Index. |
| **Voya Small Company Portfolio**<br><br>**Investment Adviser:** Voya Investments, LLC<br><br>**Subadviser:** Voya Investment Management Co. LLC | Seeks growth of capital primarily through investment in a diversified portfolio of common stocks of companies with smaller market capitalizations. |
| **Voya SmallCap Opportunities Portfolio**<br><br>**Investment Adviser:** Voya Investments, LLC<br><br>**Subadviser:** Voya Investment Management Co. LLC | Seeks long-term capital appreciation. |
| **Voya Solution 2015 Portfolio**<br><br>**Investment Adviser:** Directed Services LLC<br><br>**Subadviser:** Voya Investment Management Co. LLC | Until the day prior to its Target Date, the Portfolio seeks to provide total return consistent with an asset allocation targeted at retirement in approximately 2015. On the Target Date, the Portfolio's investment objective will be to seek to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement. |

| Fund Name<br>Investment Adviser/Subadviser | Investment Objective(s) |
|---|---|
| **Voya Solution 2025 Portfolio**<br><br>**Investment Adviser:** Directed Services LLC<br><br>**Subadviser:** Voya Investment Management Co. LLC | Until the day prior to its Target Date, the Portfolio seeks to provide total return consistent with an asset allocation targeted at retirement in approximately 2025. On the Target Date, the Portfolio's investment objective will be to seek to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement. |
| **Voya Solution 2035 Portfolio**<br><br>**Investment Adviser:** Directed Services LLC<br><br>**Subadviser:** Voya Investment Management Co. LLC | Until the day prior to its Target Date, the Portfolio seeks to provide total return consistent with an asset allocation targeted at retirement in approximately 2035. On the Target Date, the Portfolio's investment objective will be to seek to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement. |
| **Voya Solution 2045 Portfolio**<br><br>**Investment Adviser:** Directed Services LLC<br><br>**Subadviser:** Voya Investment Management Co. LLC | Until the day prior to its Target Date, the Portfolio seeks to provide total return consistent with an asset allocation targeted at retirement in approximately 2045. On the Target Date, the Portfolio's investment objective will be to seek to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement. |
| **Voya Solution 2055 Portfolio**<br><br>**Investment Adviser:** Directed Services LLC<br><br>**Subadviser:** Voya Investment Management Co. LLC | Until the day prior to its Target Date, the Portfolio seeks to provide total return consistent with an asset allocation targeted at retirement in approximately 2055. On the Target Date, the Portfolio's investment objective will be to seek to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement. |
| **Voya Solution Balanced Portfolio**<br><br>**Investment Adviser:** Directed Services LLC<br><br>**Subadviser:** Voya Investment Management Co. LLC | Seeks to provide capital growth through a diversified asset allocation strategy. |
| **Voya Solution Income Portfolio**<br><br>**Investment Adviser:** Directed Services LLC<br><br>**Subadviser:** Voya Investment Management Co. LLC | Seeks to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement. |
| **Voya Solution Moderately Conservative Portfolio**<br><br>**Investment Adviser:** Directed Services LLC<br><br>**Subadviser:** Voya Investment Management Co. LLC | Seeks to provide a combination of total return and stability of principal through a diversified asset allocation strategy. |
| **Voya Strategic Allocation Conservative Portfolio**<br><br>**Investment Adviser:** Voya Investments, LLC<br><br>**Subadviser:** Voya Investment Management Co. LLC | Seeks to provide total return (*i.e.,* income and capital growth, both realized and unrealized) consistent with preservation of capital. |

| Fund Name<br>Investment Adviser/Subadviser | Investment Objective(s) |
| --- | --- |
| **Voya Strategic Allocation Growth Portfolio**<br><br>**Investment Adviser:** Voya Investments, LLC<br><br>**Subadviser:** Voya Investment Management Co. LLC | Seeks to provide capital appreciation. |
| **Voya Strategic Allocation Moderate Portfolio**<br><br>**Investment Adviser:** Voya Investments, LLC<br><br>**Subadviser:** Voya Investment Management Co. LLC | Seeks to provide total return (*i.e.,* income and capital appreciation, both realized and unrealized). |
| **Voya U.S. Bond Index Portfolio**<br><br>**Investment Adviser:** Voya Investments, LLC<br><br>**Subadviser:** Voya Investment Management Co. LLC | Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Barclays U.S. Aggregate Bond Index. |
| **Voya U.S. Stock Index Portfolio**<br><br>**Investment Adviser:** Directed Services LLC<br><br>**Subadviser:** Voya Investment Management Co. LLC | Seeks total return. |
| **VY American Century Small-Mid Cap Value Portfolio**<br><br>**Investment Adviser:** Directed Services LLC<br><br>**Subadviser:** American Century Investment Management, Inc. | Seeks long-term capital growth. Income is a secondary objective. |
| **VY Baron Growth Portfolio**<br><br>**Investment Adviser:** Directed Services LLC<br><br>**Subadviser:** BAMCO, Inc. | Seeks capital appreciation. |
| **VY BlackRock Health Sciences Opportunities Portfolio**<br><br>**Investment Adviser:** Directed Services LLC<br><br>**Subadviser:** BlackRock Advisors, LLC | Seeks long-term capital growth. |
| **VY BlackRock Large Cap Growth Portfolio**<br><br>**Investment Adviser:** Directed Services LLC<br><br>**Subadviser:** BlackRock Investment Management, LLC | Seeks long-term growth of capital. |
| **VY Clarion Global Real Estate Portfolio**<br><br>**Investment Adviser:** Voya Investments, LLC<br><br>**Subadviser:** CBRE Clarion Securities LLC | Seeks high total return consisting of capital appreciation and current income. |
| **VY Clarion Real Estate Portfolio**<br><br>**Investment Adviser:** Directed Services LLC<br><br>**Subadviser:** CBRE Clarion Securities LLC | A *non-diversified* portfolio that seeks total return including capital appreciation and current income. |

| Fund Name<br>Investment Adviser/Subadviser | Investment Objective(s) |
|---|---|
| **VY Columbia Contrarian Core Portfolio**<br><br>**Investment Adviser:** Directed Services LLC<br><br>**Subadviser:** Columbia Management Investment Advisers, LLC | Seeks total return, consisting of long-term capital appreciation and current income. |
| **VY Columbia Small Cap Value II Portfolio**<br><br>**Investment Adviser:** Directed Services LLC<br><br>**Subadviser:** Columbia Management Investment Advisers, LLC | Seeks long-term growth of capital. |
| **VY FMR<sup>SM</sup> Diversified Mid Cap Portfolio\***<br><br>**Investment Adviser:** Directed Services LLC<br><br>**Subadviser:** Fidelity Management & Research Company<br><br>**\* FMR<sup>SM</sup> is a service mark of Fidelity Management & Research Company** | Seeks long-term growth of capital. |
| **VY Invesco Comstock Portfolio**<br><br>**Investment Adviser:** Directed Services LLC<br><br>**Subadviser:** Invesco Advisers, Inc. | Seeks capital growth and income. |
| **VY Invesco Equity and Income Portfolio**<br><br>**Investment Adviser:** Directed Services LLC<br><br>**Subadviser:** Invesco Advisers, Inc. | Seeks total return, consisting of long-term capital appreciation and current income. |
| **VY Invesco Growth and Income Portfolio**<br><br>**Investment Adviser:** Directed Services LLC<br><br>**Subadviser:** Invesco Advisers, Inc. | Seeks long-term growth of capital and income. |
| **VY JPMorgan Emerging Markets Equity Portfolio**<br><br>**Investment Adviser:** Directed Services LLC<br><br>**Subadviser:** J.P. Morgan Investment Management Inc. | Seeks capital appreciation. |
| **VY JPMorgan Mid Cap Value Portfolio**<br><br>**Investment Adviser:** Directed Services LLC<br><br>**Subadviser:** J.P. Morgan Investment Management Inc. | Seeks growth from capital appreciation. |
| **VY JPMorgan Small Cap Core Equity Portfolio**<br><br>**Investment Adviser:** Directed Services LLC<br><br>**Subadviser:** J.P. Morgan Investment Management Inc. | Seeks capital growth over the long term. |
| **VY Marsico Growth Portfolio**<br><br>**Investment Adviser:** Directed Services LLC<br><br>**Subadviser:** Marsico Capital Management, LLC | Seeks capital appreciation. |

| Fund Name<br>Investment Adviser/Subadviser | Investment Objective(s) |
|---|---|
| **VY MFS Total Return Portfolio**<br><br>**Investment Adviser:** Directed Services LLC<br><br>**Subadviser:** Massachusetts Financial Services Company | Seeks above-average income (compared to a portfolio entirely invested in equity securities) consistent with the prudent employment of capital and secondarily seeks reasonable opportunity for growth of capital and income. |
| **VY MFS Utilities Portfolio**<br><br>**Investment Adviser:** Directed Services LLC<br><br>**Subadviser:** Massachusetts Financial Services Company | Seeks total return. |
| **VY Oppenheimer Global Portfolio**<br><br>**Investment Adviser:** Directed Services LLC<br><br>**Subadviser:** OppenheimerFunds, Inc. | Seeks capital appreciation. |
| **VY PIMCO Bond Portfolio**<br><br>**Investment Adviser:** Directed Services LLC<br><br>**Subadviser:** Pacific Investment Management Company LLC | Seeks maximum total return, consistent with capital preservation and prudent investment management. |
| **VY Pioneer High Yield Portfolio**<br><br>**Investment Adviser:** Directed Services LLC<br><br>**Subadviser:** Pioneer Investment Management, Inc. | Seeks to maximize total return through income and capital appreciation. |
| **VY T. Rowe Price Capital Appreciation Portfolio**<br><br>**Investment Adviser:** Directed Services LLC<br><br>**Subadviser:** T. Rowe Price Associates, Inc. | Seeks, over the long-term, a high total investment return, consistent with the preservation of capital and with prudent investment risk. |
| **VY T. Rowe Price Diversified Mid Cap Growth Portfolio**<br><br>**Investment Adviser:** Directed Services LLC<br><br>**Subadviser:** T. Rowe Price Associates, Inc. | Seeks long-term capital appreciation. |
| **VY T. Rowe Price Equity Income Portfolio**<br><br>**Investment Adviser:** Directed Services LLC<br><br>**Subadviser:** T. Rowe Price Associates, Inc. | Seeks substantial dividend income as well as long-term growth of capital.<br><br>Effective July 14, 2014, the investment objective will change to: Seeks a high level of dividend income as well as long-term growth of capital through investments in stocks. |
| **VY T. Rowe Price Growth Equity Portfolio**<br><br>**Investment Adviser:** Directed Services LLC<br><br>**Subadviser:** T. Rowe Price Associates, Inc. | Seeks long-term capital growth, and secondarily, increasing dividend income.<br><br>Effective July 14, 2014, the investment objective will change to: Seeks long-term growth through investments in stocks. |

| Fund Name<br>Investment Adviser/Subadviser | Investment Objective(s) |
|---|---|
| **VY T. Rowe Price International Stock Portfolio**<br><br>**Investment Adviser:** Directed Services LLC<br><br>**Subadviser:** T. Rowe Price Associates, Inc. | Seeks long-term growth of capital. |
| **VY Templeton Foreign Equity Portfolio**<br><br>**Investment Adviser:** Directed Services LLC<br><br>**Subadviser:** Templeton Investment Counsel, LLC | Seeks long-term capital growth. |
| **VY Templeton Global Growth Portfolio**<br><br>**Investment Adviser:** Directed Services LLC<br><br>**Subadviser:** Templeton Global Advisors Limited | Seeks capital appreciation. Current income is only an incidental consideration. |
| **Wanger International**<br><br>**Investment Adviser:** Columbia Wanger Asset Management, LLC | Seeks long-term capital appreciation. |
| **Wanger Select**<br><br>**Investment Adviser:** Columbia Wanger Asset Management, LLC | Seeks long-term capital appreciation. |
| **Wanger USA**<br><br>**Investment Adviser:** Columbia Wanger Asset Management, LLC | Seeks long-term capital appreciation. |
| **Washington Mutual Investors Fund[SM]**<br><br>**Investment Adviser:** Capital Research and Management Company[SM] | Seeks to produce income and to provide the opportunity for growth of principal consistent with sound common stock investing. |
| **Wells Fargo Advantage Special Small Cap Value Fund**<br><br>**Investment Adviser:** Wells Fargo Funds Management, LLC<br><br>**Subadviser:** Wells Capital Management Incorporated | Seeks long-term capital appreciation. |

# APPENDIX VI
# CONDENSED FINANCIAL INFORMATION

**INDEX**

# APPENDIX VI
## CONDENSED FINANCIAL INFORMATION

**Except for subaccounts which did not commence operations as of December 31, 2013, the following table gives (1) the accumulation unit value ("AUV") at the beginning of the period, (2) the AUV at the end of the period and (3) the total number of accumulation units outstanding at the end of the period for each subaccount of Variable Annuity Account C available under the contracts for the indicated periods. For those subaccounts that commenced operations during the period ended December 31, 2013, the "Value at beginning of period" shown is the value at first date of investment. Fund name changes after December 31, 2013 are not reflected in the following information.**

## TABLE 1

FOR CONTRACTS ISSUED UNDER 403(b), 401(a) AND 401(k) PLANS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 0.00% EFFECTIVE APRIL 1, 2005
(Selected data for accumulation units outstanding throughout each period)

| | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 |
|---|---|---|---|---|---|---|---|---|---|
| **ALGER GREEN FUND** | | | | | | | | | |
| (Funds were first received in this option during August 2009) | | | | | | | | | |
| Value at beginning of period | $15.58 | $13.56 | $14.31 | $13.06 | $11.56 | | | | |
| Value at end of period | $20.99 | $15.58 | $13.56 | $14.31 | $13.06 | | | | |
| Number of accumulation units outstanding at end of period | 16 | 0 | 0 | 0 | 72 | | | | |
| **AMANA GROWTH FUND** | | | | | | | | | |
| (Funds were first received in this option during May 2010) | | | | | | | | | |
| Value at beginning of period | $12.33 | $11.09 | $11.30 | $10.30 | | | | | |
| Value at end of period | $15.14 | $12.33 | $11.09 | $11.30 | | | | | |
| Number of accumulation units outstanding at end of period | 13,259 | 9,767 | 8,321 | 7,388 | | | | | |
| **AMERICAN CENTURY® INFLATION-ADJUSTED BOND FUND** | | | | | | | | | |
| (Funds were first received in this option during December 2009) | | | | | | | | | |
| Value at beginning of period | $13.71 | $12.85 | $11.37 | $10.78 | $10.87 | | | | |
| Value at end of period | $12.46 | $13.71 | $12.85 | $11.37 | $10.78 | | | | |
| Number of accumulation units outstanding at end of period | 8,235 | 5,494 | 4,742 | 4,534 | 3,425 | | | | |
| **ASTON/FAIRPOINTE MID CAP FUND** | | | | | | | | | |
| (Funds were first received in this option during January 2013) | | | | | | | | | |
| Value at beginning of period | $13.28 | | | | | | | | |
| Value at end of period | $18.57 | | | | | | | | |
| Number of accumulation units outstanding at end of period | 206 | | | | | | | | |
| **CALVERT VP SRI BALANCED PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during February 2008) | | | | | | | | | |
| Value at beginning of period | $16.23 | $14.69 | $14.05 | $12.53 | $10.00 | $13.80 | | | |
| Value at end of period | $19.16 | $16.23 | $14.69 | $14.05 | $12.53 | $10.00 | | | |
| Number of accumulation units outstanding at end of period | 0 | 0 | 0 | 0 | 913 | 786 | | | |
| **COLUMBIA DIVERSIFIED EQUITY INCOME FUND** | | | | | | | | | |
| (Funds were first received in this option during May 2010) | | | | | | | | | |
| Value at beginning of period | $10.05 | $8.74 | $9.21 | $7.68 | | | | | |
| Value at end of period | $13.15 | $10.05 | $8.74 | $9.21 | | | | | |
| Number of accumulation units outstanding at end of period | 7,892 | 9,299 | 5,950 | 5,579 | | | | | |
| **COLUMBIA MID CAP VALUE FUND (CLASS A)** | | | | | | | | | |
| (Funds were first received in this option during November 2008) | | | | | | | | | |
| Value at beginning of period | $11.11 | $9.54 | $9.97 | $8.11 | $6.13 | $6.56 | | | |
| Value at end of period | $15.02 | $11.11 | $9.54 | $9.97 | $8.11 | $6.13 | | | |
| Number of accumulation units outstanding at end of period | 0 | 0 | 0 | 0 | 1,776 | 1,777 | | | |
| **EUROPACIFIC GROWTH FUND®** | | | | | | | | | |
| (Funds were first received in this option during October 2006) | | | | | | | | | |
| Value at beginning of period | $18.86 | $15.82 | $18.31 | $16.74 | $12.03 | $20.24 | $17.03 | $15.73 | |
| Value at end of period | $22.67 | $18.86 | $15.82 | $18.31 | $16.74 | $12.03 | $20.24 | $17.03 | |
| Number of accumulation units outstanding at end of period | 74,786 | 72,179 | 65,836 | 62,986 | 39,259 | 24,302 | 214 | 9 | |

CFI 1

# Condensed Financial Information (continued)

| | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 |
|---|---|---|---|---|---|---|---|---|---|
| **FIDELITY® VIP CONTRAFUND® PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during January 2007) | | | | | | | | | |
| Value at beginning of period | $25.12 | $21.57 | $22.13 | $18.88 | $13.91 | $24.20 | $20.61 | | |
| Value at end of period | $32.97 | $25.12 | $21.57 | $22.13 | $18.88 | $13.91 | $24.20 | | |
| Number of accumulation units outstanding at end of period | 11,292 | 9,581 | 7,915 | 7,128 | 61,287 | 48,835 | 1,151 | | |
| **FIDELITY® VIP EQUITY-INCOME PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during November 2006) | | | | | | | | | |
| Value at beginning of period | $17.40 | $14.83 | $14.69 | $12.76 | $9.80 | $17.08 | $16.82 | $16.47 | |
| Value at end of period | $22.29 | $17.40 | $14.83 | $14.69 | $12.76 | $9.80 | $17.08 | $16.82 | |
| Number of accumulation units outstanding at end of period | 504 | 504 | 525 | 430 | 30,022 | 25,571 | 32 | 2 | |
| **FIDELITY® VIP GROWTH PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during February 2008) | | | | | | | | | |
| Value at beginning of period | $16.39 | $14.29 | $14.26 | $11.48 | $8.95 | $14.98 | | | |
| Value at end of period | $22.34 | $16.39 | $14.29 | $14.26 | $11.48 | $8.95 | | | |
| Number of accumulation units outstanding at end of period | 0 | 0 | 0 | 0 | 32,323 | 29,446 | | | |
| **FIDELITY® VIP MID CAP PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during January 2006) | | | | | | | | | |
| Value at beginning of period | $13.12 | $11.43 | $12.78 | $11.99 | $8.56 | $14.13 | $12.22 | $11.33 | |
| Value at end of period | $17.88 | $13.12 | $11.43 | $12.78 | $11.99 | $8.56 | $14.13 | $12.22 | |
| Number of accumulation units outstanding at end of period | 0 | 0 | 0 | 0 | 1,163,340 | 935,268 | 705,726 | 446,101 | |
| **FIDELITY® VIP OVERSEAS PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during February 2008) | | | | | | | | | |
| Value at beginning of period | $14.84 | $12.29 | $14.84 | $13.12 | $10.37 | $16.12 | | | |
| Value at end of period | $19.36 | $14.84 | $12.29 | $14.84 | $13.12 | $10.37 | | | |
| Number of accumulation units outstanding at end of period | 0 | 0 | 0 | 0 | 3,619 | 3,366 | | | |
| **FRANKLIN SMALL CAP VALUE SECURITIES FUND** | | | | | | | | | |
| (Funds were first received in this option during February 2007) | | | | | | | | | |
| Value at beginning of period | $24.11 | $20.36 | $21.16 | $16.50 | $12.78 | $19.07 | $20.77 | | |
| Value at end of period | $32.84 | $24.11 | $20.36 | $21.16 | $16.50 | $12.78 | $19.07 | | |
| Number of accumulation units outstanding at end of period | 588 | 588 | 588 | 355 | 1,574 | 1,668 | 185 | | |
| **FUNDAMENTAL INVESTORS℠** | | | | | | | | | |
| (Funds were first received in this option during May 2010) | | | | | | | | | |
| Value at beginning of period | $10.73 | $9.17 | $9.35 | $7.82 | | | | | |
| Value at end of period | $14.11 | $10.73 | $9.17 | $9.35 | | | | | |
| Number of accumulation units outstanding at end of period | 88,803 | 99,581 | 100,900 | 115,080 | | | | | |
| **ING AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during May 2007) | | | | | | | | | |
| Value at beginning of period | $22.20 | $19.08 | $19.70 | $16.14 | $11.90 | $16.20 | $17.81 | | |
| Value at end of period | $29.16 | $22.20 | $19.08 | $19.70 | $16.14 | $11.90 | $16.20 | | |
| Number of accumulation units outstanding at end of period | 5,250 | 4,753 | 3,587 | 3,390 | 1,705 | 297 | 59 | | |
| **ING BALANCED PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during February 2008) | | | | | | | | | |
| Value at beginning of period | $17.93 | $15.78 | $15.99 | $14.01 | $11.75 | $15.47 | | | |
| Value at end of period | $20.93 | $17.93 | $15.78 | $15.99 | $14.01 | $11.75 | | | |
| Number of accumulation units outstanding at end of period | 0 | 0 | 0 | 0 | 39,493 | 41,539 | | | |
| **ING BARON GROWTH PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during January 2007) | | | | | | | | | |
| Value at beginning of period | $24.14 | $20.17 | $19.73 | $15.60 | $11.54 | $19.64 | $18.54 | | |
| Value at end of period | $33.52 | $24.14 | $20.17 | $19.73 | $15.60 | $11.54 | $19.64 | | |
| Number of accumulation units outstanding at end of period | 12,371 | 9,971 | 5,324 | 5,533 | 6,743 | 5,483 | 198 | | |

CFI 2

# Condensed Financial Information (continued)

| | 2005 | 2006 | 2007 | 2008 | 2009 | 2010 | 2011 | 2012 | 2013 |
|---|---|---|---|---|---|---|---|---|---|
| **ING BLACKROCK HEALTH SCIENCES OPPORTUNITIES PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during September 2006) | | | | | | | | | |
| Value at beginning of period | | $12.12 | $12.87 | $13.97 | $9.97 | $11.97 | $12.80 | $13.41 | $15.92 |
| Value at end of period | | $12.87 | $13.97 | $9.97 | $11.97 | $12.80 | $13.41 | $15.92 | $22.98 |
| Number of accumulation units outstanding at end of period | | 7 | 42 | 1,468 | 1,862 | 908 | 1,246 | 1,224 | 1,157 |
| **ING BLACKROCK LARGE CAP GROWTH PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during February 2008) | | | | | | | | | |
| Value at beginning of period | | | | $9.35 | $6.43 | $8.39 | $9.54 | $9.41 | $10.80 |
| Value at end of period | | | | $6.43 | $8.39 | $9.54 | $9.41 | $10.80 | $14.41 |
| Number of accumulation units outstanding at end of period | | | | 14,085 | 13,275 | 0 | 0 | 0 | 0 |
| **ING CLARION GLOBAL REAL ESTATE PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during September 2008) | | | | | | | | | |
| Value at beginning of period | | | | $9.75 | $6.73 | $9.00 | $10.47 | $9.93 | $12.52 |
| Value at end of period | | | | $6.73 | $9.00 | $10.47 | $9.93 | $12.52 | $13.02 |
| Number of accumulation units outstanding at end of period | | | | 1,809 | 1,674 | 6,606 | 8,673 | 15,331 | 14,903 |
| **ING CLARION REAL ESTATE PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during April 2007) | | | | | | | | | |
| Value at beginning of period | | | $13.11 | $10.20 | $6.27 | $8.52 | $10.91 | $11.95 | $13.80 |
| Value at end of period | | | $10.20 | $6.27 | $8.52 | $10.91 | $11.95 | $13.80 | $14.09 |
| Number of accumulation units outstanding at end of period | | | 8 | 3,411 | 3,941 | 307 | 776 | 971 | 1,151 |
| **ING COLUMBIA CONTRARIAN CORE PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during January 2008) | | | | | | | | | |
| Value at beginning of period | | | | $21.84 | $13.79 | $18.15 | $20.33 | $19.38 | $21.76 |
| Value at end of period | | | | $13.79 | $18.15 | $20.33 | $19.38 | $21.76 | $29.32 |
| Number of accumulation units outstanding at end of period | | | | 339 | 645 | 803 | 934 | 914 | 907 |
| **ING COLUMBIA SMALL CAP VALUE II PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during December 2008) | | | | | | | | | |
| Value at beginning of period | | | | $6.28 | $6.89 | $8.59 | $10.77 | $10.48 | $11.96 |
| Value at end of period | | | | $6.89 | $8.59 | $10.77 | $10.48 | $11.96 | $16.74 |
| Number of accumulation units outstanding at end of period | | | | 12 | 87 | 0 | 0 | 0 | 0 |
| **ING FMR<sup>SM</sup> DIVERSIFIED MID CAP PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during June 2007) | | | | | | | | | |
| Value at beginning of period | | | $15.09 | $15.28 | $9.30 | $12.94 | $16.61 | $14.79 | $16.96 |
| Value at end of period | | | $15.28 | $9.30 | $12.94 | $16.61 | $14.79 | $16.96 | $23.06 |
| Number of accumulation units outstanding at end of period | | | 30 | 836 | 2,260 | 9,824 | 11,971 | 13,130 | 12,600 |
| **ING GLOBAL BOND PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during October 2006) | | | | | | | | | |
| Value at beginning of period | | $10.55 | $10.97 | $12.08 | $10.08 | $12.26 | $14.37 | $14.91 | $15.89 |
| Value at end of period | | $10.97 | $12.08 | $10.08 | $12.26 | $14.37 | $14.91 | $15.89 | $15.44 |
| Number of accumulation units outstanding at end of period | | 8 | 424 | 10,513 | 12,134 | 14,394 | 16,133 | 20,162 | 3,776 |
| **ING GLOBAL RESOURCES PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during February 2008) | | | | | | | | | |
| Value at beginning of period | | | | $12.39 | $8.06 | $11.08 | $13.47 | $12.24 | $11.89 |
| Value at end of period | | | | $8.06 | $11.08 | $13.47 | $12.24 | $11.89 | $13.51 |
| Number of accumulation units outstanding at end of period | | | | 10,362 | 2,231 | 0 | 0 | 0 | 3 |
| **ING GROWTH AND INCOME PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during February 2008) | | | | | | | | | |
| Value at beginning of period | | | | $10.51 | $7.36 | $9.59 | $10.95 | $10.92 | $12.64 |
| Value at end of period | | | | $7.36 | $9.59 | $10.95 | $10.92 | $12.64 | $16.51 |
| Number of accumulation units outstanding at end of period | | | | 74,349 | 72,289 | 0 | 0 | 0 | 1,109 |

**Condensed Financial Information (continued)**

| | 2005 | 2006 | 2007 | 2008 | 2009 | 2010 | 2011 | 2012 | 2013 |
|---|---|---|---|---|---|---|---|---|---|
| **ING INDEX PLUS LARGECAP PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during February 2008) | | | | | | | | | |
| Value at beginning of period | | | | $13.66 | $9.61 | $11.84 | $13.50 | $13.48 | $15.43 |
| Value at end of period | | | | $9.61 | $11.84 | $13.50 | $13.48 | $15.43 | $20.51 |
| Number of accumulation units outstanding at end of period | | | | 64,140 | 67,432 | 464 | 20 | 20 | 20 |
| **ING INDEX PLUS MIDCAP PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during May 2007) | | | | | | | | | |
| Value at beginning of period | | | $27.91 | $26.82 | $16.74 | $22.05 | $26.88 | $26.58 | $31.28 |
| Value at end of period | | | $26.82 | $16.74 | $22.05 | $26.88 | $26.58 | $31.28 | $42.09 |
| Number of accumulation units outstanding at end of period | | | 2 | 22,053 | 25,268 | 2,914 | 3,885 | 3,885 | 3,885 |
| **ING INDEX PLUS SMALLCAP PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during June 2007) | | | | | | | | | |
| Value at beginning of period | | | $22.35 | $19.08 | $12.68 | $15.83 | $19.44 | $19.30 | $21.69 |
| Value at end of period | | | $19.08 | $12.68 | $15.83 | $19.44 | $19.30 | $21.69 | $30.95 |
| Number of accumulation units outstanding at end of period | | | 22 | 3,269 | 3,738 | 37 | 32 | 32 | 32 |
| **ING INTERMEDIATE BOND PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during April 2005) | | | | | | | | | |
| Value at beginning of period | $15.10 | $15.55 | $16.19 | $17.16 | $15.71 | $17.52 | $19.25 | $20.70 | $22.64 |
| Value at end of period | $15.55 | $16.19 | $17.16 | $15.71 | $17.52 | $19.25 | $20.70 | $22.64 | $22.62 |
| Number of accumulation units outstanding at end of period | 212,583 | 4 | 13,376 | 26,354 | 10,985 | 1,814 | 2,121 | 2,361 | 1,886 |
| **ING INTERNATIONAL INDEX PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during August 2009) | | | | | | | | | |
| Value at beginning of period | | | | | $6.99 | $7.63 | $8.23 | $7.22 | $8.58 |
| Value at end of period | | | | | $7.63 | $8.23 | $7.22 | $8.58 | $10.42 |
| Number of accumulation units outstanding at end of period | | | | | 6,087 | 1,247 | 732 | 669 | 669 |
| **ING INTERNATIONAL VALUE PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during May 2007) | | | | | | | | | |
| Value at beginning of period | | | $18.72 | $19.91 | $11.39 | $14.49 | $14.85 | $12.63 | $15.06 |
| Value at end of period | | | $19.91 | $11.39 | $14.49 | $14.85 | $12.63 | $15.06 | $18.26 |
| Number of accumulation units outstanding at end of period | | | 2 | 3,539 | 4,699 | 125 | 191 | 298 | 387 |
| **ING INVESCO COMSTOCK PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during February 2008) | | | | | | | | | |
| Value at beginning of period | | | | $13.91 | $9.44 | $12.13 | $13.97 | $13.67 | $16.23 |
| Value at end of period | | | | $9.44 | $12.13 | $13.97 | $13.67 | $16.23 | $21.90 |
| Number of accumulation units outstanding at end of period | | | | 6,993 | 7,922 | 244 | 316 | 295 | 295 |
| **ING INVESCO EQUITY AND INCOME PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during February 2008) | | | | | | | | | |
| Value at beginning of period | | | | $12.03 | $9.66 | $11.85 | $13.31 | $13.17 | $14.85 |
| Value at end of period | | | | $9.66 | $11.85 | $13.31 | $13.17 | $14.85 | $18.56 |
| Number of accumulation units outstanding at end of period | | | | 26,806 | 29,674 | 79,129 | 63,615 | 58,225 | 50,848 |
| **ING INVESCO GROWTH AND INCOME PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during April 2007) | | | | | | | | | |
| Value at beginning of period | | | $13.66 | $13.25 | $8.98 | $11.13 | $12.52 | $12.25 | $14.04 |
| Value at end of period | | | $13.25 | $8.98 | $11.13 | $12.52 | $12.25 | $14.04 | $18.79 |
| Number of accumulation units outstanding at end of period | | | 153 | 3,216 | 6,875 | 82,146 | 80,383 | 69,418 | 75,690 |
| **ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during February 2008) | | | | | | | | | |
| Value at beginning of period | | | | $22.36 | $12.39 | $21.25 | $25.57 | $20.90 | $24.89 |
| Value at end of period | | | | $12.39 | $21.25 | $25.57 | $20.90 | $24.89 | $23.46 |
| Number of accumulation units outstanding at end of period | | | | 234 | 7,915 | 0 | 0 | 0 | 15 |

CFI 4

# Condensed Financial Information (continued)

| | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 |
|---|---|---|---|---|---|---|---|---|---|
| **ING JPMORGAN MID CAP VALUE PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during May 2008) | | | | | | | | | |
| Value at beginning of period | $23.72 | $19.76 | $19.41 | $15.78 | $12.56 | $18.34 | | | |
| Value at end of period | $31.20 | $23.72 | $19.76 | $19.41 | $15.78 | $12.56 | | | |
| Number of accumulation units outstanding at end of period | 13,102 | 4,120 | 3,462 | 3,668 | 665 | 980 | | | |
| **ING JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during April 2007) | | | | | | | | | |
| Value at beginning of period | $17.29 | $14.57 | $14.76 | $11.65 | $9.15 | $13.06 | $14.35 | | |
| Value at end of period | $24.02 | $17.29 | $14.57 | $14.76 | $11.65 | $9.15 | $13.06 | | |
| Number of accumulation units outstanding at end of period | 22,539 | 21,844 | 24,334 | 21,177 | 481 | 256 | 1 | | |
| **ING LARGE CAP GROWTH PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during January 2011) | | | | | | | | | |
| Value at beginning of period | $12.33 | $10.44 | $10.34 | | | | | | |
| Value at end of period | $16.15 | $12.33 | $10.44 | | | | | | |
| Number of accumulation units outstanding at end of period | 9,863 | 7,831 | 3,845 | | | | | | |
| **ING LARGE CAP VALUE PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during January 2008) | | | | | | | | | |
| Value at beginning of period | $10.38 | $9.05 | $8.75 | $7.33 | $6.50 | $8.95 | | | |
| Value at end of period | $13.59 | $10.38 | $9.05 | $8.75 | $7.33 | $6.50 | | | |
| Number of accumulation units outstanding at end of period | 8,946 | 3,383 | 3,303 | 2,358 | 6,902 | 5,503 | | | |
| **ING MARSICO GROWTH PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during April 2008) | | | | | | | | | |
| Value at beginning of period | $11.45 | $10.14 | $10.29 | $8.57 | $6.62 | $10.24 | | | |
| Value at end of period | $15.56 | $11.45 | $10.14 | $10.29 | $8.57 | $6.62 | | | |
| Number of accumulation units outstanding at end of period | 2 | 185 | 185 | 167 | 120 | 2,031 | | | |
| **ING MFS TOTAL RETURN PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during November 2008) | | | | | | | | | |
| Value at beginning of period | $18.24 | $16.41 | $16.15 | $14.70 | $12.47 | $10.95 | | | |
| Value at end of period | $21.65 | $18.24 | $16.41 | $16.15 | $14.70 | $12.47 | | | |
| Number of accumulation units outstanding at end of period | 0 | 0 | 0 | 0 | 1,967 | 1,856 | | | |
| **ING MFS UTILITIES PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during April 2007) | | | | | | | | | |
| Value at beginning of period | $21.73 | $19.18 | $18.03 | $15.86 | $11.94 | $19.17 | $16.64 | | |
| Value at end of period | $26.11 | $21.73 | $19.18 | $18.03 | $15.86 | $11.94 | $19.17 | | |
| Number of accumulation units outstanding at end of period | 102 | 102 | 119 | 62 | 3,089 | 2,654 | 864 | | |
| **ING MIDCAP OPPORTUNITIES PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during February 2008) | | | | | | | | | |
| Value at beginning of period | $20.98 | $18.37 | $18.47 | $14.17 | $10.02 | $14.66 | | | |
| Value at end of period | $27.69 | $20.98 | $18.37 | $18.47 | $14.17 | $10.02 | | | |
| Number of accumulation units outstanding at end of period | 27,592 | 23,390 | 32,870 | 31,948 | 866 | 879 | | | |
| **ING MONEY MARKET PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during April 2005) | | | | | | | | | |
| Value at beginning of period | $14.60 | $14.59 | $14.59 | $14.55 | $14.51 | $14.13 | $13.44 | $12.81 | $12.51 |
| Value at end of period | $14.60 | $14.60 | $14.59 | $14.59 | $14.55 | $14.51 | $14.13 | $13.44 | $12.81 |
| Number of accumulation units outstanding at end of period | 25,081 | 21,295 | 19,951 | 16,121 | 20,347 | 16,516 | 2,879 | 23 | 256,425 |
| **ING MULTI-MANAGER LARGE CAP CORE PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during September 2006) | | | | | | | | | |
| Value at beginning of period | $11.48 | $10.39 | $10.85 | $9.34 | $7.51 | $11.47 | $10.88 | $10.31 | |
| Value at end of period | $14.99 | $11.48 | $10.39 | $10.85 | $9.34 | $7.51 | $11.47 | $10.88 | |
| Number of accumulation units outstanding at end of period | 540 | 536 | 558 | 594 | 3,892 | 2,956 | 62 | 6 | |

CFI 5

| | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 |
|---|---|---|---|---|---|---|---|---|---|
| **ING OPPENHEIMER GLOBAL PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during January 2007) | | | | | | | | | |
| Value at beginning of period | $16.01 | $13.70 | $14.91 | $12.85 | $9.20 | $15.42 | $13.92 | | |
| Value at end of period | $21.19 | $16.01 | $13.70 | $14.91 | $12.85 | $9.20 | $15.42 | | |
| Number of accumulation units outstanding at end of period | 2,383 | 2,368 | 2,346 | 1,849 | 63,263 | 62,671 | 412 | | |
| **ING PIMCO HIGH YIELD PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during October 2006) | | | | | | | | | |
| Value at beginning of period | $18.65 | $16.36 | $15.66 | $13.71 | $9.18 | $11.85 | $11.52 | $11.15 | |
| Value at end of period | $19.70 | $18.65 | $16.36 | $15.66 | $13.71 | $9.18 | $11.85 | $11.52 | |
| Number of accumulation units outstanding at end of period | 0 | 0 | 1,280 | 1,226 | 1,103 | 696 | 49 | 16 | |
| **ING PIMCO TOTAL RETURN PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during February 2008) | | | | | | | | | |
| Value at beginning of period | $18.35 | $17.01 | $16.48 | $15.32 | $13.60 | $14.10 | | | |
| Value at end of period | $18.01 | $18.35 | $17.01 | $16.48 | $15.32 | $13.60 | | | |
| Number of accumulation units outstanding at end of period | 83,604 | 80,342 | 73,385 | 62,119 | 33,406 | 5,932 | | | |
| **ING PIONEER HIGH YIELD PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during November 2006) | | | | | | | | | |
| Value at beginning of period | $18.34 | $15.78 | $15.89 | $13.35 | $7.99 | $11.32 | $10.66 | $10.61 | |
| Value at end of period | $20.60 | $18.34 | $15.78 | $15.89 | $13.35 | $7.99 | $11.32 | $10.66 | |
| Number of accumulation units outstanding at end of period | 3,564 | 3,557 | 3,674 | 3,170 | 12,891 | 1,301 | 469 | 2 | |
| **ING RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during July 2009) | | | | | | | | | |
| Value at beginning of period | $17.01 | $14.86 | $14.26 | $12.64 | $10.72 | | | | |
| Value at end of period | $22.45 | $17.01 | $14.86 | $14.26 | $12.64 | | | | |
| Number of accumulation units outstanding at end of period | 0 | 0 | 0 | 0 | 1,537 | | | | |
| **ING RUSSELL™ LARGE CAP INDEX PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during July 2009) | | | | | | | | | |
| Value at beginning of period | $10.99 | $9.51 | $9.27 | $8.26 | $6.99 | | | | |
| Value at end of period | $14.51 | $10.99 | $9.51 | $9.27 | $8.26 | | | | |
| Number of accumulation units outstanding at end of period | 1,655 | 997 | 685 | 625 | 538 | | | | |
| **ING RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during July 2009) | | | | | | | | | |
| Value at beginning of period | $15.45 | $13.33 | $13.25 | $11.92 | $10.08 | | | | |
| Value at end of period | $20.31 | $15.45 | $13.33 | $13.25 | $11.92 | | | | |
| Number of accumulation units outstanding at end of period | 1,056 | 1,056 | 1,078 | 985 | 842 | | | | |
| **ING RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during August 2009) | | | | | | | | | |
| Value at beginning of period | $18.37 | $15.91 | $16.26 | $12.92 | $11.44 | | | | |
| Value at end of period | $24.78 | $18.37 | $15.91 | $16.26 | $12.92 | | | | |
| Number of accumulation units outstanding at end of period | 0 | 0 | 0 | 0 | 166 | | | | |
| **ING RUSSELL™ MID CAP INDEX PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during July 2008) | | | | | | | | | |
| Value at beginning of period | $12.02 | $10.27 | $10.46 | $8.36 | $5.96 | $8.96 | | | |
| Value at end of period | $16.12 | $12.02 | $10.27 | $10.46 | $8.36 | $5.96 | | | |
| Number of accumulation units outstanding at end of period | 46,839 | 3,035 | 4 | 0 | 125 | 126 | | | |
| **ING RUSSELL™ SMALL CAP INDEX PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during January 2012) | | | | | | | | | |
| Value at beginning of period | $12.50 | $10.86 | | | | | | | |
| Value at end of period | $17.34 | $12.50 | | | | | | | |
| Number of accumulation units outstanding at end of period | 718 | 75 | | | | | | | |

**Condensed Financial Information (continued)**

| | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 |
|---|---|---|---|---|---|---|---|---|---|
| **ING SMALLCAP OPPORTUNITIES PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during April 2008) | | | | | | | | | |
| Value at beginning of period | $13.82 | $12.00 | $11.90 | $8.99 | $6.86 | $9.96 | | | |
| Value at end of period | $19.22 | $13.82 | $12.00 | $11.90 | $8.99 | $6.86 | | | |
| Number of accumulation units outstanding at end of period | 0 | 0 | 0 | 0 | 145 | 117 | | | |
| **ING SMALL COMPANY PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during February 2008) | | | | | | | | | |
| Value at beginning of period | $26.88 | $23.47 | $24.07 | $19.35 | $15.17 | $20.39 | | | |
| Value at end of period | $37.03 | $26.88 | $23.47 | $24.07 | $19.35 | $15.17 | | | |
| Number of accumulation units outstanding at end of period | 4 | 4 | 3 | 0 | 9,558 | 8,605 | | | |
| **ING SOLUTION 2015 PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during November 2006) | | | | | | | | | |
| Value at beginning of period | $13.75 | $12.33 | $12.42 | $11.17 | $9.13 | $12.48 | $11.93 | $11.81 | |
| Value at end of period | $15.00 | $13.75 | $12.33 | $12.42 | $11.17 | $9.13 | $12.48 | $11.93 | |
| Number of accumulation units outstanding at end of period | 9,247 | 13,586 | 14,576 | 11,920 | 4,089 | 1,918 | 30 | 2 | |
| **ING SOLUTION 2025 PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during February 2008) | | | | | | | | | |
| Value at beginning of period | $13.48 | $11.89 | $12.27 | $10.78 | $8.57 | $12.11 | | | |
| Value at end of period | $15.69 | $13.48 | $11.89 | $12.27 | $10.78 | $8.57 | | | |
| Number of accumulation units outstanding at end of period | 32,683 | 23,050 | 29,662 | 30,054 | 22,242 | 24,076 | | | |
| **ING SOLUTION 2035 PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during February 2007) | | | | | | | | | |
| Value at beginning of period | $13.64 | $11.85 | $12.42 | $10.84 | $8.45 | $13.41 | $12.97 | | |
| Value at end of period | $16.41 | $13.64 | $11.85 | $12.42 | $10.84 | $8.45 | $13.41 | | |
| Number of accumulation units outstanding at end of period | 29,847 | 27,806 | 26,751 | 26,022 | 18,214 | 14,316 | 4 | | |
| **ING SOLUTION 2045 PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during March 2007) | | | | | | | | | |
| Value at beginning of period | $13.63 | $11.80 | $12.44 | $10.81 | $8.32 | $13.84 | $12.92 | | |
| Value at end of period | $16.82 | $13.63 | $11.80 | $12.44 | $10.81 | $8.32 | $13.84 | | |
| Number of accumulation units outstanding at end of period | 28,288 | 23,353 | 17,756 | 11,916 | 8,010 | 4,131 | 66 | | |
| **ING SOLUTION 2055 PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during February 2012) | | | | | | | | | |
| Value at beginning of period | $12.73 | $11.99 | | | | | | | |
| Value at end of period | $15.73 | $12.73 | | | | | | | |
| Number of accumulation units outstanding at end of period | 1,641 | 101 | | | | | | | |
| **ING SOLUTION INCOME PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during February 2008) | | | | | | | | | |
| Value at beginning of period | $13.84 | $12.61 | $12.57 | $11.47 | $9.78 | $11.64 | | | |
| Value at end of period | $14.81 | $13.84 | $12.61 | $12.57 | $11.47 | $9.78 | | | |
| Number of accumulation units outstanding at end of period | 5,873 | 6,605 | 6,979 | 4,526 | 1,578 | 285 | | | |
| **ING STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during October 2006) | | | | | | | | | |
| Value at beginning of period | $17.69 | $15.75 | $15.48 | $13.94 | $11.82 | $15.47 | $14.62 | $14.13 | |
| Value at end of period | $19.84 | $17.69 | $15.75 | $15.48 | $13.94 | $11.82 | $15.47 | $14.62 | |
| Number of accumulation units outstanding at end of period | 547 | 1,286 | 1,083 | 796 | 6,374 | 5,534 | 2 | 13 | |
| **ING STRATEGIC ALLOCATION GROWTH PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during December 2006) | | | | | | | | | |
| Value at beginning of period | $14.70 | $12.79 | $13.17 | $11.65 | $9.30 | $14.55 | $13.85 | $13.86 | |
| Value at end of period | $18.00 | $14.70 | $12.79 | $13.17 | $11.65 | $9.30 | $14.55 | $13.85 | |
| Number of accumulation units outstanding at end of period | 3,840 | 4,085 | 4,084 | 3,167 | 5,281 | 8,393 | 23 | 1 | |

**Condensed Financial Information (continued)**

| | 2005 | 2006 | 2007 | 2008 | 2009 | 2010 | 2011 | 2012 | 2013 |
|---|---|---|---|---|---|---|---|---|---|
| **ING STRATEGIC ALLOCATION MODERATE PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during October 2006) | | | | | | | | | |
| Value at beginning of period | | $13.30 | $14.03 | $14.80 | $10.29 | $12.53 | $14.04 | $13.96 | $15.86 |
| Value at end of period | | $14.03 | $14.80 | $10.29 | $12.53 | $14.04 | $13.96 | $15.86 | $18.49 |
| Number of accumulation units outstanding at end of period | | 71 | 408 | 1,798 | 1,790 | 2,177 | 2,285 | 2,285 | 2,232 |
| **ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during June 2007) | | | | | | | | | |
| Value at beginning of period | | | $13.63 | $13.20 | $9.57 | $12.75 | $14.53 | $14.95 | $17.12 |
| Value at end of period | | | $13.20 | $9.57 | $12.75 | $14.53 | $14.95 | $17.12 | $20.92 |
| Number of accumulation units outstanding at end of period | | | 2,556 | 6,953 | 11,024 | 4,990 | 7,933 | 1,374 | 1,975 |
| **ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during October 2007) | | | | | | | | | |
| Value at beginning of period | | | $14.81 | $14.35 | $8.16 | $11.95 | $15.35 | $14.79 | $17.17 |
| Value at end of period | | | $14.35 | $8.16 | $11.95 | $15.35 | $14.79 | $17.17 | $23.21 |
| Number of accumulation units outstanding at end of period | | | 17 | 24,514 | 26,279 | 367 | 422 | 300 | 300 |
| **ING T. ROWE PRICE EQUITY INCOME PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during March 2007) | | | | | | | | | |
| Value at beginning of period | | | $18.88 | $19.12 | $12.30 | $15.37 | $17.67 | $17.51 | $20.53 |
| Value at end of period | | | $19.12 | $12.30 | $15.37 | $17.67 | $17.51 | $20.53 | $26.63 |
| Number of accumulation units outstanding at end of period | | | 165 | 7,323 | 8,093 | 2,000 | 2,366 | 1,629 | 1,635 |
| **ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during April 2007) | | | | | | | | | |
| Value at beginning of period | | | $16.33 | $17.78 | $10.28 | $14.69 | $17.17 | $16.98 | $20.19 |
| Value at end of period | | | $17.78 | $10.28 | $14.69 | $17.17 | $16.98 | $20.19 | $28.12 |
| Number of accumulation units outstanding at end of period | | | 44 | 21,905 | 23,974 | 2,370 | 3,066 | 23,853 | 23,359 |
| **ING T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during February 2007) | | | | | | | | | |
| Value at beginning of period | | | $15.64 | $18.74 | $9.46 | $13.02 | $14.82 | $12.99 | $15.43 |
| Value at end of period | | | $18.74 | $9.46 | $13.02 | $14.82 | $12.99 | $15.43 | $17.64 |
| Number of accumulation units outstanding at end of period | | | 97 | 1,282 | 1,592 | 122 | 126 | 106 | 106 |
| **ING TEMPLETON FOREIGN EQUITY PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during April 2008) | | | | | | | | | |
| Value at beginning of period | | | | $10.21 | $6.34 | $8.38 | $9.13 | $8.03 | $9.55 |
| Value at end of period | | | | $6.34 | $8.38 | $9.13 | $8.03 | $9.55 | $11.48 |
| Number of accumulation units outstanding at end of period | | | | 6,547 | 7,800 | 2,865 | 3,736 | 5,788 | 6,279 |
| **ING TEMPLETON GLOBAL GROWTH PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during August 2008) | | | | | | | | | |
| Value at beginning of period | | | | $9.58 | $6.89 | $9.11 | $9.82 | $9.26 | $11.28 |
| Value at end of period | | | | $6.89 | $9.11 | $9.82 | $9.26 | $11.28 | $14.73 |
| Number of accumulation units outstanding at end of period | | | | 85 | 104 | 0 | 0 | 0 | 0 |
| **ING U.S. BOND INDEX PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during December 2008) | | | | | | | | | |
| Value at beginning of period | | | | $10.25 | $10.27 | $10.87 | $11.54 | $12.37 | $12.85 |
| Value at end of period | | | | $10.27 | $10.87 | $11.54 | $12.37 | $12.85 | $12.52 |
| Number of accumulation units outstanding at end of period | | | | 740 | 740 | 0 | 0 | 43 | 91 |
| **ING U.S. STOCK INDEX PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during May 2008) | | | | | | | | | |
| Value at beginning of period | | | | $13.75 | $8.84 | $11.16 | $12.80 | $13.03 | $15.09 |
| Value at end of period | | | | $8.84 | $11.16 | $12.80 | $13.03 | $15.09 | $19.93 |
| Number of accumulation units outstanding at end of period | | | | 27 | 27 | 70,111 | 70,526 | 64,337 | 70,259 |

CFI 8

**Condensed Financial Information (continued)**

| | 2005 | 2006 | 2007 | 2008 | 2009 | 2010 | 2011 | 2012 | 2013 |
|---|---|---|---|---|---|---|---|---|---|
| **INVESCO MID CAP CORE EQUITY FUND** | | | | | | | | | |
| (Funds were first received in this option during August 2009) | | | | | | | | | |
| Value at beginning of period | | | | | $11.04 | $12.36 | $13.91 | $13.04 | $14.40 |
| Value at end of period | | | | | $12.36 | $13.91 | $13.04 | $14.40 | $18.60 |
| Number of accumulation units outstanding at end of period | | | | | 92 | 45,029 | 42,143 | 32,489 | 0 |
| **INVESCO V.I. CORE EQUITY FUND** | | | | | | | | | |
| (Funds were first received in this option during February 2008) | | | | | | | | | |
| Value at beginning of period | | | | $11.07 | $8.28 | $10.62 | $11.64 | $11.63 | $13.24 |
| Value at end of period | | | | $8.28 | $10.62 | $11.64 | $11.63 | $13.24 | $17.12 |
| Number of accumulation units outstanding at end of period | | | | 386 | 593 | 0 | 0 | 0 | 0 |
| **LAZARD U.S. MID CAP EQUITY PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during October 2007) | | | | | | | | | |
| Value at beginning of period | | | $9.76 | $8.81 | $5.42 | $7.49 | $9.22 | $8.68 | $9.15 |
| Value at end of period | | | $8.81 | $5.42 | $7.49 | $9.22 | $8.68 | $9.15 | $12.13 |
| Number of accumulation units outstanding at end of period | | | 27 | 127 | 312 | 467 | 858 | 2,037 | 2,037 |
| **LORD ABBETT SERIES FUND - MID CAP STOCK PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during February 2008) | | | | | | | | | |
| Value at beginning of period | | | | $14.68 | $9.72 | $12.30 | $15.43 | $14.81 | $16.97 |
| Value at end of period | | | | $9.72 | $12.30 | $15.43 | $14.81 | $16.97 | $22.11 |
| Number of accumulation units outstanding at end of period | | | | 6,444 | 9,018 | 0 | 0 | 0 | 0 |
| **NEUBERGER BERMAN SOCIALLY RESPONSIVE FUND®** | | | | | | | | | |
| (Funds were first received in this option during February 2008) | | | | | | | | | |
| Value at beginning of period | | | | $10.78 | $7.07 | $9.22 | $11.30 | $10.95 | $12.13 |
| Value at end of period | | | | $7.07 | $9.22 | $11.30 | $10.95 | $12.13 | $16.74 |
| Number of accumulation units outstanding at end of period | | | | 220 | 125 | 0 | 0 | 0 | 0 |
| **NEW PERSPECTIVE FUND®** | | | | | | | | | |
| (Funds were first received in this option during March 2007) | | | | | | | | | |
| Value at beginning of period | | | $15.53 | $17.64 | $10.97 | $15.07 | $16.99 | $15.69 | $18.95 |
| Value at end of period | | | $17.64 | $10.97 | $15.07 | $16.99 | $15.69 | $18.95 | $24.03 |
| Number of accumulation units outstanding at end of period | | | 192 | 902 | 1,195 | 51,754 | 51,749 | 47,991 | 48,060 |
| **OPPENHEIMER DEVELOPING MARKETS FUND** | | | | | | | | | |
| (Funds were first received in this option during February 2007) | | | | | | | | | |
| Value at beginning of period | | | $54.52 | $71.98 | $37.41 | $67.99 | $86.33 | $70.71 | $85.45 |
| Value at end of period | | | $71.98 | $37.41 | $67.99 | $86.33 | $70.71 | $85.45 | $92.59 |
| Number of accumulation units outstanding at end of period | | | 474 | 2,188 | 3,446 | 6,673 | 7,549 | 1,808 | 1,845 |
| **OPPENHEIMER MAIN STREET SMALL CAP FUND®/VA** | | | | | | | | | |
| (Funds were first received in this option during February 2008) | | | | | | | | | |
| Value at beginning of period | | | | $12.24 | $8.35 | $11.46 | $14.14 | $13.83 | $16.31 |
| Value at end of period | | | | $8.35 | $11.46 | $14.14 | $13.83 | $16.31 | $23.00 |
| Number of accumulation units outstanding at end of period | | | | 519 | 176 | 0 | 0 | 0 | 0 |
| **PAX WORLD BALANCED FUND** | | | | | | | | | |
| (Funds were first received in this option during October 2007) | | | | | | | | | |
| Value at beginning of period | | | $14.30 | $14.25 | $9.87 | $11.98 | $13.40 | $13.16 | $14.64 |
| Value at end of period | | | $14.25 | $9.87 | $11.98 | $13.40 | $13.16 | $14.64 | $17.04 |
| Number of accumulation units outstanding at end of period | | | | 1,771 | 2,130 | 597 | 764 | 765 | 900 |
| **PIMCO VIT REAL RETURN PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during September 2006) | | | | | | | | | |
| Value at beginning of period | | $11.36 | $11.19 | $12.37 | $11.50 | $13.61 | $14.71 | $16.43 | $17.87 |
| Value at end of period | | $11.19 | $12.37 | $11.50 | $13.61 | $14.71 | $16.43 | $17.87 | $16.22 |
| Number of accumulation units outstanding at end of period | | 6 | 35 | 24,275 | 39,533 | 32,929 | 39,096 | 41,991 | 29,651 |

**Condensed Financial Information (continued)**

| | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 |
|---|---|---|---|---|---|---|---|---|---|
| **PIONEER EMERGING MARKETS VCT PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during October 2007) | | | | | | | | | |
| Value at beginning of period | $9.31 | $8.32 | $10.86 | $9.37 | $5.36 | $12.84 | $12.93 | | |
| Value at end of period | $9.13 | $9.31 | $8.32 | $10.86 | $9.37 | $5.36 | $12.84 | | |
| Number of accumulation units outstanding at end of period | 173 | 1,007 | 1,006 | 764 | 3,202 | 2,894 | 1,349 | | |
| **PIONEER HIGH YIELD VCT PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during October 2008) | | | | | | | | | |
| Value at beginning of period | $17.55 | $15.12 | $15.38 | $13.03 | $8.12 | $10.66 | | | |
| Value at end of period | $19.66 | $17.55 | $15.12 | $15.38 | $13.03 | $8.12 | | | |
| Number of accumulation units outstanding at end of period | 0 | 0 | 0 | 0 | 178 | 151 | | | |
| **SMALLCAP WORLD FUND®** | | | | | | | | | |
| (Funds were first received in this option during August 2009) | | | | | | | | | |
| Value at beginning of period | $11.02 | $9.03 | $10.54 | $8.44 | $7.34 | | | | |
| Value at end of period | $14.26 | $11.02 | $9.03 | $10.54 | $8.44 | | | | |
| Number of accumulation units outstanding at end of period | 0 | 0 | 0 | 0 | 78 | | | | |
| **TEMPLETON GLOBAL BOND FUND** | | | | | | | | | |
| (Funds were first received in this option during October 2006) | | | | | | | | | |
| Value at beginning of period | $35.09 | $30.30 | $31.04 | $27.54 | $23.17 | $21.80 | $19.67 | $18.74 | |
| Value at end of period | $35.87 | $35.09 | $30.30 | $31.04 | $27.54 | $23.17 | $21.80 | $19.67 | |
| Number of accumulation units outstanding at end of period | 16,388 | 7,079 | 9,630 | 7,008 | 5,067 | 3,054 | 240 | 5 | |
| **THE GROWTH FUND OF AMERICA®** | | | | | | | | | |
| (Funds were first received in this option during January 2007) | | | | | | | | | |
| Value at beginning of period | $16.17 | $13.42 | $14.10 | $12.56 | $9.34 | $15.32 | $13.79 | | |
| Value at end of period | $21.64 | $16.17 | $13.42 | $14.10 | $12.56 | $9.34 | $15.32 | | |
| Number of accumulation units outstanding at end of period | 135,064 | 143,334 | 189,151 | 195,015 | 27,350 | 18,493 | 1,593 | | |
| **WANGER INTERNATIONAL** | | | | | | | | | |
| (Funds were first received in this option during October 2007) | | | | | | | | | |
| Value at beginning of period | $11.16 | $9.18 | $10.75 | $8.61 | $5.75 | $10.57 | $11.18 | | |
| Value at end of period | $13.66 | $11.16 | $9.18 | $10.75 | $8.61 | $5.75 | $10.57 | | |
| Number of accumulation units outstanding at end of period | 865 | 461 | 124 | 141 | 621 | 107 | 3,030 | | |
| **WANGER SELECT** | | | | | | | | | |
| (Funds were first received in this option during June 2007) | | | | | | | | | |
| Value at beginning of period | $17.39 | $14.68 | $17.83 | $14.09 | $8.48 | $16.64 | $18.02 | | |
| Value at end of period | $23.40 | $17.39 | $14.68 | $17.83 | $14.09 | $8.48 | $16.64 | | |
| Number of accumulation units outstanding at end of period | 536 | 536 | 536 | 448 | 3,723 | 1,437 | 47 | | |
| **WANGER USA** | | | | | | | | | |
| (Funds were first received in this option during February 2010) | | | | | | | | | |
| Value at beginning of period | $18.09 | $15.07 | $15.62 | $11.75 | | | | | |
| Value at end of period | $24.20 | $18.09 | $15.07 | $15.62 | | | | | |
| Number of accumulation units outstanding at end of period | 15,133 | 10,196 | 6,417 | 4,496 | | | | | |
| **WASHINGTON MUTUAL INVESTORS FUND**$^{SM}$ | | | | | | | | | |
| (Funds were first received in this option during February 2008) | | | | | | | | | |
| Value at beginning of period | $15.01 | $13.34 | $12.47 | $11.00 | $9.25 | $12.72 | | | |
| Value at end of period | $19.78 | $15.01 | $13.34 | $12.47 | $11.00 | $9.25 | | | |
| Number of accumulation units outstanding at end of period | 0 | 0 | 0 | 0 | 1,623 | 1,206 | | | |

## Condensed Financial Information (continued)

### TABLE 2

FOR CONTRACTS ISSUED UNDER 403(b), 401(a) AND 401(k) PLANS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 0.00% EFFECTIVE JULY 18, 2008
(Selected data for accumulation units outstanding throughout each period)

| | **2013** | **2012** | **2011** | **2010** | **2009** | **2008** |
|---|---|---|---|---|---|---|
| **ALGER GREEN FUND** | | | | | | |
| (Funds were first received in this option during August 2009) | | | | | | |
| Value at beginning of period | $15.58 | $13.56 | $14.31 | $13.06 | $11.47 | |
| Value at end of period | $20.99 | $15.58 | $13.56 | $14.31 | $13.06 | |
| Number of accumulation units outstanding at end of period | 2,091 | 2,022 | 1,803 | 1,724 | 1,647 | |
| **AMANA GROWTH FUND** | | | | | | |
| (Funds were first received in this option during June 2009) | | | | | | |
| Value at beginning of period | $12.33 | $11.09 | $11.30 | $9.74 | $8.05 | |
| Value at end of period | $15.14 | $12.33 | $11.09 | $11.30 | $9.74 | |
| Number of accumulation units outstanding at end of period | 10,380 | 11,665 | 11,176 | 6,036 | 3,043 | |
| **AMANA INCOME FUND** | | | | | | |
| (Funds were first received in this option during October 2009) | | | | | | |
| Value at beginning of period | $12.59 | $11.48 | $11.26 | $10.04 | $9.51 | |
| Value at end of period | $16.33 | $12.59 | $11.48 | $11.26 | $10.04 | |
| Number of accumulation units outstanding at end of period | 17,314 | 17,225 | 18,983 | 16,394 | 8,559 | |
| **AMERICAN CENTURY® INFLATION-ADJUSTED BOND FUND** | | | | | | |
| (Funds were first received in this option during September 2009) | | | | | | |
| Value at beginning of period | $13.71 | $12.85 | $11.37 | $10.78 | $10.50 | |
| Value at end of period | $12.46 | $13.71 | $12.85 | $11.37 | $10.78 | |
| Number of accumulation units outstanding at end of period | 4,999 | 5,586 | 23,329 | 1,164 | 8,924 | |
| **ARIEL FUND** | | | | | | |
| (Funds were first received in this option during June 2010) | | | | | | |
| Value at beginning of period | $12.41 | $10.31 | $11.63 | $9.24 | | |
| Value at end of period | $17.96 | $12.41 | $10.31 | $11.63 | | |
| Number of accumulation units outstanding at end of period | 1,097 | 885 | 814 | 521 | | |
| **ARTISAN INTERNATIONAL FUND** | | | | | | |
| (Funds were first received in this option during October 2008) | | | | | | |
| Value at beginning of period | $9.65 | $7.70 | $8.30 | $7.84 | $5.61 | $5.61 |
| Value at end of period | $12.08 | $9.65 | $7.70 | $8.30 | $7.84 | $5.61 |
| Number of accumulation units outstanding at end of period | 5,129 | 4,327 | 196 | 140 | 91 | 48 |
| **ASTON/FAIRPOINTE MID CAP FUND** | | | | | | |
| (Funds were first received in this option during May 2011) | | | | | | |
| Value at beginning of period | $12.85 | $11.04 | $12.48 | | | |
| Value at end of period | $18.57 | $12.85 | $11.04 | | | |
| Number of accumulation units outstanding at end of period | 1,327 | 285 | 232 | | | |
| **BLACKROCK MID CAP VALUE OPPORTUNITIES FUND** | | | | | | |
| (Funds were first received in this option during April 2010) | | | | | | |
| Value at beginning of period | $17.96 | $15.87 | $15.96 | $14.36 | | |
| Value at end of period | $23.94 | $17.96 | $15.87 | $15.96 | | |
| Number of accumulation units outstanding at end of period | 967 | 1,227 | 1,650 | 1,187 | | |
| **CALVERT VP SRI BALANCED PORTFOLIO** | | | | | | |
| (Funds were first received in this option during July 2008) | | | | | | |
| Value at beginning of period | $11.03 | $9.99 | $9.55 | $8.52 | $6.80 | $9.15 |
| Value at end of period | $13.02 | $11.03 | $9.99 | $9.55 | $8.52 | $6.80 |
| Number of accumulation units outstanding at end of period | 50,226 | 52,517 | 52,865 | 56,142 | 55,182 | 57,872 |

CFI 11

| | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 |
|---|---|---|---|---|---|---|
| **COHEN & STEERS REALTY SHARES, INC.** | | | | | | |
| (Funds were first received in this option during April 2012) | | | | | | |
| Value at beginning of period | $11.03 | $10.52 | | | | |
| Value at end of period | $11.37 | $11.03 | | | | |
| Number of accumulation units outstanding at end of period | 370 | 260 | | | | |
| **COLUMBIA DIVERSIFIED EQUITY INCOME FUND** | | | | | | |
| (Funds were first received in this option during August 2009) | | | | | | |
| Value at beginning of period | $10.05 | $8.74 | $9.21 | $7.92 | $7.27 | |
| Value at end of period | $13.15 | $10.05 | $8.74 | $9.21 | $7.92 | |
| Number of accumulation units outstanding at end of period | 5,697 | 5,310 | 4,410 | 2,793 | 2,644 | |
| **EUROPACIFIC GROWTH FUND®** | | | | | | |
| (Funds were first received in this option during July 2008) | | | | | | |
| Value at beginning of period | $9.24 | $7.75 | $8.97 | $8.20 | $5.89 | $8.65 |
| Value at end of period | $11.10 | $9.24 | $7.75 | $8.97 | $8.20 | $5.89 |
| Number of accumulation units outstanding at end of period | 99,340 | 98,181 | 104,663 | 88,902 | 69,774 | 72,953 |
| **FIDELITY® VIP CONTRAFUND® PORTFOLIO** | | | | | | |
| (Funds were first received in this option during July 2008) | | | | | | |
| Value at beginning of period | $10.21 | $8.77 | $9.00 | $7.67 | $5.65 | $8.35 |
| Value at end of period | $13.40 | $10.21 | $8.77 | $9.00 | $7.67 | $5.65 |
| Number of accumulation units outstanding at end of period | 240,616 | 241,975 | 254,058 | 282,632 | 323,173 | 324,267 |
| **FIDELITY® VIP EQUITY-INCOME PORTFOLIO** | | | | | | |
| (Funds were first received in this option during July 2008) | | | | | | |
| Value at beginning of period | $9.73 | $8.29 | $8.21 | $7.13 | $5.48 | $8.01 |
| Value at end of period | $12.46 | $9.73 | $8.29 | $8.21 | $7.13 | $5.48 |
| Number of accumulation units outstanding at end of period | 33,017 | 32,755 | 41,556 | 51,841 | 55,982 | 65,062 |
| **FIDELITY® VIP GROWTH PORTFOLIO** | | | | | | |
| (Funds were first received in this option during July 2008) | | | | | | |
| Value at beginning of period | $9.44 | $8.23 | $8.22 | $6.62 | $5.16 | $8.37 |
| Value at end of period | $12.87 | $9.44 | $8.23 | $8.22 | $6.62 | $5.16 |
| Number of accumulation units outstanding at end of period | 105,228 | 107,067 | 117,742 | 135,781 | 145,772 | 159,855 |
| **FIDELITY® VIP OVERSEAS PORTFOLIO** | | | | | | |
| (Funds were first received in this option during July 2008) | | | | | | |
| Value at beginning of period | $7.89 | $6.53 | $7.89 | $6.97 | $5.51 | $8.45 |
| Value at end of period | $10.29 | $7.89 | $6.53 | $7.89 | $6.97 | $5.51 |
| Number of accumulation units outstanding at end of period | 18,310 | 18,804 | 18,577 | 17,807 | 17,684 | 20,252 |
| **FRANKLIN SMALL CAP VALUE SECURITIES FUND** | | | | | | |
| (Funds were first received in this option during July 2008) | | | | | | |
| Value at beginning of period | $11.99 | $10.13 | $10.52 | $8.21 | $6.35 | $8.99 |
| Value at end of period | $16.33 | $11.99 | $10.13 | $10.52 | $8.21 | $6.35 |
| Number of accumulation units outstanding at end of period | 37,992 | 34,173 | 36,623 | 28,417 | 14,398 | 5,531 |
| **FUNDAMENTAL INVESTORS℠** | | | | | | |
| (Funds were first received in this option during July 2008) | | | | | | |
| Value at beginning of period | $10.73 | $9.17 | $9.35 | $8.20 | $6.15 | $9.14 |
| Value at end of period | $14.11 | $10.73 | $9.17 | $9.35 | $8.20 | $6.15 |
| Number of accumulation units outstanding at end of period | 13,680 | 12,517 | 9,583 | 5,265 | 4,246 | 1,185 |
| **ING AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO** | | | | | | |
| (Funds were first received in this option during July 2008) | | | | | | |
| Value at beginning of period | $13.09 | $11.25 | $11.62 | $9.52 | $7.02 | $8.80 |
| Value at end of period | $17.20 | $13.09 | $11.25 | $11.62 | $9.52 | $7.02 |
| Number of accumulation units outstanding at end of period | 3,587 | 3,523 | 3,295 | 5,600 | 3,911 | 11,028 |

| | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 |
|---|---|---|---|---|---|---|
| **ING BALANCED PORTFOLIO** | | | | | | |
| (Funds were first received in this option during July 2008) | | | | | | |
| Value at beginning of period | $10.92 | $9.61 | $9.74 | $8.53 | $7.16 | $8.99 |
| Value at end of period | $12.74 | $10.92 | $9.61 | $9.74 | $8.53 | $7.16 |
| Number of accumulation units outstanding at end of period | 138,634 | 120,624 | 119,673 | 121,867 | 149,676 | 207,841 |
| **ING BARON GROWTH PORTFOLIO** | | | | | | |
| (Funds were first received in this option during July 2008) | | | | | | |
| Value at beginning of period | $11.88 | $9.93 | $9.71 | $7.68 | $5.68 | $8.16 |
| Value at end of period | $16.50 | $11.88 | $9.93 | $9.71 | $7.68 | $5.68 |
| Number of accumulation units outstanding at end of period | 3,377 | 3,259 | 3,155 | 4,609 | 4,529 | 6,052 |
| **ING BLACKROCK HEALTH SCIENCES OPPORTUNITIES PORTFOLIO** | | | | | | |
| (Funds were first received in this option during July 2008) | | | | | | |
| Value at beginning of period | $11.33 | $9.55 | $9.11 | $8.52 | $7.09 | $9.15 |
| Value at end of period | $16.36 | $11.33 | $9.55 | $9.11 | $8.52 | $7.09 |
| Number of accumulation units outstanding at end of period | 12,866 | 6,445 | 5,573 | 2,403 | 2,367 | 12,460 |
| **ING BLACKROCK LARGE CAP GROWTH PORTFOLIO** | | | | | | |
| (Funds were first received in this option during July 2008) | | | | | | |
| Value at beginning of period | $9.97 | $8.69 | $8.80 | $7.75 | $5.93 | $8.31 |
| Value at end of period | $13.30 | $9.97 | $8.69 | $8.80 | $7.75 | $5.93 |
| Number of accumulation units outstanding at end of period | 41,277 | 32,416 | 33,230 | 33,663 | 30,788 | 33,919 |
| **ING CLARION GLOBAL REAL ESTATE PORTFOLIO** | | | | | | |
| (Funds were first received in this option during September 2008) | | | | | | |
| Value at beginning of period | $12.52 | $9.93 | $10.47 | $9.00 | $6.73 | $9.75 |
| Value at end of period | $13.02 | $12.52 | $9.93 | $10.47 | $9.00 | $6.73 |
| Number of accumulation units outstanding at end of period | 4,997 | 7,307 | 3,374 | 3,368 | 2,537 | 2,086 |
| **ING CLARION REAL ESTATE PORTFOLIO** | | | | | | |
| (Funds were first received in this option during July 2008) | | | | | | |
| Value at beginning of period | $11.76 | $10.18 | $9.30 | $7.27 | $5.35 | $8.36 |
| Value at end of period | $12.01 | $11.76 | $10.18 | $9.30 | $7.27 | $5.35 |
| Number of accumulation units outstanding at end of period | 6,560 | 6,519 | 15,603 | 12,919 | 1,374 | 12,492 |
| **ING COLUMBIA CONTRARIAN CORE PORTFOLIO** | | | | | | |
| (Funds were first received in this option during July 2008) | | | | | | |
| Value at beginning of period | $9.40 | $8.37 | $8.78 | $7.84 | $5.96 | $8.50 |
| Value at end of period | $12.66 | $9.40 | $8.37 | $8.78 | $7.84 | $5.96 |
| Number of accumulation units outstanding at end of period | 3,970 | 3,774 | 3,779 | 3,935 | 3,941 | 5,436 |
| **ING COLUMBIA SMALL CAP VALUE II PORTFOLIO** | | | | | | |
| (Funds were first received in this option during May 2010) | | | | | | |
| Value at beginning of period | $10.90 | $9.55 | $9.81 | $8.92 | | |
| Value at end of period | $15.26 | $10.90 | $9.55 | $9.81 | | |
| Number of accumulation units outstanding at end of period | 830 | 830 | 829 | 830 | | |
| **ING FMR<sup>SM</sup> DIVERSIFIED MID CAP PORTFOLIO** | | | | | | |
| (Funds were first received in this option during July 2008) | | | | | | |
| Value at beginning of period | $10.83 | $9.45 | $10.61 | $8.26 | $5.94 | $8.91 |
| Value at end of period | $14.73 | $10.83 | $9.45 | $10.61 | $8.26 | $5.94 |
| Number of accumulation units outstanding at end of period | 252 | 252 | 252 | 8,190 | 252 | 252 |
| **ING GLOBAL BOND PORTFOLIO** | | | | | | |
| (Funds were first received in this option during July 2008) | | | | | | |
| Value at beginning of period | $13.44 | $12.45 | $12.01 | $10.37 | $8.53 | $10.20 |
| Value at end of period | $12.90 | $13.44 | $12.45 | $12.01 | $10.37 | $8.53 |
| Number of accumulation units outstanding at end of period | 38,989 | 49,319 | 45,989 | 48,040 | 46,923 | 40,880 |

CFI 13

# Condensed Financial Information (continued)

| | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 |
|---|---|---|---|---|---|---|
| **ING GLOBAL RESOURCES PORTFOLIO** | | | | | | |
| (Funds were first received in this option during July 2008) | | | | | | |
| Value at beginning of period | $8.88 | $9.14 | $10.06 | $8.27 | $6.01 | $10.11 |
| Value at end of period | $10.09 | $8.88 | $9.14 | $10.06 | $8.27 | $6.01 |
| Number of accumulation units outstanding at end of period | 9,147 | 20,337 | 25,343 | 22,029 | 27,262 | 28,762 |
| **ING GROWTH AND INCOME PORTFOLIO** | | | | | | |
| (Funds were first received in this option during July 2008) | | | | | | |
| Value at beginning of period | $10.50 | $9.07 | $9.09 | $7.96 | $6.12 | $8.55 |
| Value at end of period | $13.71 | $10.50 | $9.07 | $9.09 | $7.96 | $6.12 |
| Number of accumulation units outstanding at end of period | 431,133 | 374,044 | 385,420 | 425,772 | 447,140 | 479,365 |
| **ING INDEX PLUS LARGECAP PORTFOLIO** | | | | | | |
| (Funds were first received in this option during July 2008) | | | | | | |
| Value at beginning of period | $9.95 | $8.69 | $8.70 | $7.63 | $6.20 | $8.38 |
| Value at end of period | $13.22 | $9.95 | $8.69 | $8.70 | $7.63 | $6.20 |
| Number of accumulation units outstanding at end of period | 152,944 | 153,342 | 141,118 | 156,506 | 188,882 | 209,655 |
| **ING INDEX PLUS MIDCAP PORTFOLIO** | | | | | | |
| (Funds were first received in this option during July 2008) | | | | | | |
| Value at beginning of period | $11.29 | $9.59 | $9.70 | $7.96 | $6.04 | $8.88 |
| Value at end of period | $15.19 | $11.29 | $9.59 | $9.70 | $7.96 | $6.04 |
| Number of accumulation units outstanding at end of period | 88,567 | 90,639 | 100,862 | 108,330 | 120,490 | 120,898 |
| **ING INDEX PLUS SMALLCAP PORTFOLIO** | | | | | | |
| (Funds were first received in this option during July 2008) | | | | | | |
| Value at beginning of period | $10.62 | $9.45 | $9.52 | $7.75 | $6.21 | $8.43 |
| Value at end of period | $15.15 | $10.62 | $9.45 | $9.52 | $7.75 | $6.21 |
| Number of accumulation units outstanding at end of period | 52,445 | 54,463 | 60,077 | 65,493 | 73,885 | 84,620 |
| **ING INTERMEDIATE BOND PORTFOLIO** | | | | | | |
| (Funds were first received in this option during July 2008) | | | | | | |
| Value at beginning of period | $13.33 | $12.19 | $11.33 | $10.32 | $9.25 | $9.83 |
| Value at end of period | $13.32 | $13.33 | $12.19 | $11.33 | $10.32 | $9.25 |
| Number of accumulation units outstanding at end of period | 91,054 | 98,333 | 105,331 | 109,267 | 123,769 | 143,974 |
| **ING INTERNATIONAL INDEX PORTFOLIO** | | | | | | |
| (Funds were first received in this option during August 2009) | | | | | | |
| Value at beginning of period | $8.58 | $7.22 | $8.23 | $7.63 | $6.99 | |
| Value at end of period | $10.42 | $8.58 | $7.22 | $8.23 | $7.63 | |
| Number of accumulation units outstanding at end of period | 10,254 | 2,880 | 2,713 | 2,761 | 2,015 | |
| **ING INTERNATIONAL VALUE PORTFOLIO** | | | | | | |
| (Funds were first received in this option during July 2008) | | | | | | |
| Value at beginning of period | $7.52 | $6.31 | $7.41 | $7.23 | $5.69 | $8.48 |
| Value at end of period | $9.11 | $7.52 | $6.31 | $7.41 | $7.23 | $5.69 |
| Number of accumulation units outstanding at end of period | 15,748 | 14,430 | 13,745 | 14,469 | 14,326 | 16,933 |
| **ING INVESCO COMSTOCK PORTFOLIO** | | | | | | |
| (Funds were first received in this option during July 2008) | | | | | | |
| Value at beginning of period | $10.40 | $8.77 | $8.96 | $7.78 | $6.05 | $8.12 |
| Value at end of period | $14.05 | $10.40 | $8.77 | $8.96 | $7.78 | $6.05 |
| Number of accumulation units outstanding at end of period | 49,428 | 41,401 | 42,419 | 45,383 | 50,780 | 62,696 |
| **ING INVESCO EQUITY AND INCOME PORTFOLIO** | | | | | | |
| (Funds were first received in this option during July 2008) | | | | | | |
| Value at beginning of period | $11.54 | $10.23 | $10.34 | $9.21 | $7.51 | $8.95 |
| Value at end of period | $14.42 | $11.54 | $10.23 | $10.34 | $9.21 | $7.51 |
| Number of accumulation units outstanding at end of period | 67,772 | 66,464 | 81,359 | 90,750 | 97,347 | 105,356 |

| | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 |
|---|---|---|---|---|---|---|
| **ING INVESCO GROWTH AND INCOME PORTFOLIO** | | | | | | |
| (Funds were first received in this option during July 2008) | | | | | | |
| Value at beginning of period | $10.30 | $8.99 | $9.19 | $8.17 | $6.59 | $8.50 |
| Value at end of period | $13.80 | $10.30 | $8.99 | $9.19 | $8.17 | $6.59 |
| Number of accumulation units outstanding at end of period | 4,885 | 4,508 | 3,880 | 8,554 | 8,058 | 6,919 |
| **ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO** | | | | | | |
| (Funds were first received in this option during July 2008) | | | | | | |
| Value at beginning of period | $9.86 | $8.28 | $10.13 | $8.42 | $4.91 | $8.36 |
| Value at end of period | $9.29 | $9.86 | $8.28 | $10.13 | $8.42 | $4.91 |
| Number of accumulation units outstanding at end of period | 935 | 866 | 2,060 | 3,561 | 14,026 | 13,398 |
| **ING JPMORGAN MID CAP VALUE PORTFOLIO** | | | | | | |
| (Funds were first received in this option during July 2008) | | | | | | |
| Value at beginning of period | $12.34 | $10.28 | $10.09 | $8.21 | $6.53 | $8.72 |
| Value at end of period | $16.23 | $12.34 | $10.28 | $10.09 | $8.21 | $6.53 |
| Number of accumulation units outstanding at end of period | 5,916 | 2,618 | 1,291 | 2,223 | 4,474 | 4,123 |
| **ING JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO** | | | | | | |
| (Funds were first received in this option during July 2008) | | | | | | |
| Value at beginning of period | $12.41 | $10.46 | $10.60 | $8.37 | $6.57 | $8.83 |
| Value at end of period | $17.25 | $12.41 | $10.46 | $10.60 | $8.37 | $6.57 |
| Number of accumulation units outstanding at end of period | 1,163 | 1,588 | 1,662 | 1,663 | 1,669 | 1,175 |
| **ING LARGE CAP GROWTH PORTFOLIO** | | | | | | |
| (Funds were first received in this option during January 2011) | | | | | | |
| Value at beginning of period | $12.33 | $10.44 | $10.34 | | | |
| Value at end of period | $16.15 | $12.33 | $10.44 | | | |
| Number of accumulation units outstanding at end of period | 87,123 | 90,959 | 82,588 | | | |
| **ING LARGE CAP VALUE PORTFOLIO** | | | | | | |
| (Funds were first received in this option during July 2008) | | | | | | |
| Value at beginning of period | $10.76 | $9.38 | $9.06 | $7.59 | $6.74 | $8.79 |
| Value at end of period | $14.08 | $10.76 | $9.38 | $9.06 | $7.59 | $6.74 |
| Number of accumulation units outstanding at end of period | 19,369 | 19,245 | 18,949 | 11,929 | 9,581 | 12,213 |
| **ING MARSICO GROWTH PORTFOLIO** | | | | | | |
| (Funds were first received in this option during July 2008) | | | | | | |
| Value at beginning of period | $11.45 | $10.14 | $10.29 | $8.57 | $6.62 | $9.33 |
| Value at end of period | $15.56 | $11.45 | $10.14 | $10.29 | $8.57 | $6.62 |
| Number of accumulation units outstanding at end of period | 1,518 | 3,314 | 3,463 | 3,501 | 3,407 | 1,451 |
| **ING MFS TOTAL RETURN PORTFOLIO** | | | | | | |
| (Funds were first received in this option during July 2008) | | | | | | |
| Value at beginning of period | $11.16 | $10.03 | $9.88 | $8.99 | $7.63 | $9.02 |
| Value at end of period | $13.24 | $11.16 | $10.03 | $9.88 | $8.99 | $7.63 |
| Number of accumulation units outstanding at end of period | 8,288 | 8,536 | 7,048 | 7,848 | 7,561 | 3,589 |
| **ING MFS UTILITIES PORTFOLIO** | | | | | | |
| (Funds were first received in this option during July 2008) | | | | | | |
| Value at beginning of period | $11.48 | $10.14 | $9.53 | $8.38 | $6.31 | $9.35 |
| Value at end of period | $13.80 | $11.48 | $10.14 | $9.53 | $8.38 | $6.31 |
| Number of accumulation units outstanding at end of period | 3,044 | 2,887 | 3,671 | 6,885 | 6,053 | 8,933 |
| **ING MIDCAP OPPORTUNITIES PORTFOLIO** | | | | | | |
| (Funds were first received in this option during July 2008) | | | | | | |
| Value at beginning of period | $13.35 | $11.69 | $11.75 | $9.02 | $6.37 | $9.34 |
| Value at end of period | $17.62 | $13.35 | $11.69 | $11.75 | $9.02 | $6.37 |
| Number of accumulation units outstanding at end of period | 30,387 | 25,486 | 22,859 | 26,750 | 12,540 | 13,942 |

| | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 |
|---|---|---|---|---|---|---|
| **ING MONEY MARKET PORTFOLIO** | | | | | | |
| (Funds were first received in this option during July 2008) | | | | | | |
| Value at beginning of period | $10.42 | $10.42 | $10.42 | $10.39 | $10.36 | $10.27 |
| Value at end of period | $10.42 | $10.42 | $10.42 | $10.42 | $10.39 | $10.36 |
| Number of accumulation units outstanding at end of period | 50,446 | 45,828 | 68,239 | 74,008 | 75,330 | 97,099 |
| **ING MULTI-MANAGER LARGE CAP CORE PORTFOLIO** | | | | | | |
| (Funds were first received in this option during July 2008) | | | | | | |
| Value at beginning of period | $9.76 | $8.83 | $9.23 | $7.95 | $6.39 | $8.71 |
| Value at end of period | $12.76 | $9.76 | $8.83 | $9.23 | $7.95 | $6.39 |
| Number of accumulation units outstanding at end of period | 6,467 | 8,228 | 4,582 | 4,408 | 4,361 | 4,181 |
| **ING OPPENHEIMER GLOBAL PORTFOLIO** | | | | | | |
| (Funds were first received in this option during July 2008) | | | | | | |
| Value at beginning of period | $10.43 | $8.57 | $9.33 | $8.04 | $5.76 | $8.26 |
| Value at end of period | $13.26 | $10.43 | $8.57 | $9.33 | $8.04 | $5.76 |
| Number of accumulation units outstanding at end of period | 222,892 | 230,183 | 251,434 | 297,679 | 328,746 | 358,220 |
| **ING PIMCO HIGH YIELD PORTFOLIO** | | | | | | |
| (Funds were first received in this option during July 2008) | | | | | | |
| Value at beginning of period | $15.64 | $13.71 | $13.13 | $11.49 | $7.69 | $9.51 |
| Value at end of period | $16.51 | $15.64 | $13.71 | $13.13 | $11.49 | $7.69 |
| Number of accumulation units outstanding at end of period | 7,053 | 7,906 | 5,355 | 3,888 | 3,694 | 5,710 |
| **ING PIMCO TOTAL RETURN PORTFOLIO** | | | | | | |
| (Funds were first received in this option during July 2008) | | | | | | |
| Value at beginning of period | $13.76 | $12.75 | $12.35 | $11.48 | $10.20 | $10.03 |
| Value at end of period | $13.50 | $13.76 | $12.75 | $12.35 | $11.48 | $10.20 |
| Number of accumulation units outstanding at end of period | 85,222 | 92,500 | 81,562 | 80,560 | 61,745 | 27,751 |
| **ING PIONEER HIGH YIELD PORTFOLIO** | | | | | | |
| (Funds were first received in this option during July 2008) | | | | | | |
| Value at beginning of period | $15.96 | $13.74 | $13.84 | $11.62 | $6.96 | $9.54 |
| Value at end of period | $17.93 | $15.96 | $13.74 | $13.84 | $11.62 | $6.96 |
| Number of accumulation units outstanding at end of period | 6,244 | 6,160 | 12,344 | 8,249 | 6,907 | 26 |
| **ING RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO** | | | | | | |
| (Funds were first received in this option during July 2009) | | | | | | |
| Value at beginning of period | $17.01 | $14.86 | $14.26 | $12.64 | $10.72 | |
| Value at end of period | $22.45 | $17.01 | $14.86 | $14.26 | $12.64 | |
| Number of accumulation units outstanding at end of period | 9,731 | 9,207 | 1,546 | 6,343 | 1,648 | |
| **ING RUSSELL™ LARGE CAP INDEX PORTFOLIO** | | | | | | |
| (Funds were first received in this option during September 2008) | | | | | | |
| Value at beginning of period | $10.99 | $9.51 | $9.27 | $8.26 | $6.68 | $8.42 |
| Value at end of period | $14.51 | $10.99 | $9.51 | $9.27 | $8.26 | $6.68 |
| Number of accumulation units outstanding at end of period | 2,559 | 4,944 | 2,557 | 5,311 | 3,960 | 3,911 |
| **ING RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO** | | | | | | |
| (Funds were first received in this option during July 2009) | | | | | | |
| Value at beginning of period | $15.45 | $13.33 | $13.25 | $11.92 | $10.08 | |
| Value at end of period | $20.31 | $15.45 | $13.33 | $13.25 | $11.92 | |
| Number of accumulation units outstanding at end of period | 4,718 | 4,993 | 5,579 | 751 | 490 | |
| **ING RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO** | | | | | | |
| (Funds were first received in this option during August 2009) | | | | | | |
| Value at beginning of period | $18.37 | $15.91 | $16.26 | $12.92 | $11.44 | |
| Value at end of period | $24.78 | $18.37 | $15.91 | $16.26 | $12.92 | |
| Number of accumulation units outstanding at end of period | 1,755 | 1,748 | 1,734 | 1,815 | 1,989 | |

# Condensed Financial Information (continued)

| | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 |
|---|---|---|---|---|---|---|
| **ING RUSSELL™ MID CAP INDEX PORTFOLIO** | | | | | | |
| (Funds were first received in this option during September 2011) | | | | | | |
| Value at beginning of period | $12.02 | $10.27 | $9.30 | | | |
| Value at end of period | $16.12 | $12.02 | $10.27 | | | |
| Number of accumulation units outstanding at end of period | 2,765 | 682 | 362 | | | |
| **ING RUSSELL™ SMALL CAP INDEX PORTFOLIO** | | | | | | |
| (Funds were first received in this option during May 2010) | | | | | | |
| Value at beginning of period | $12.50 | $10.77 | $11.21 | $10.08 | | |
| Value at end of period | $17.34 | $12.50 | $10.77 | $11.21 | | |
| Number of accumulation units outstanding at end of period | 1,304 | 837 | 838 | 838 | | |
| **ING SMALL CAP OPPORTUNITIES PORTFOLIO** | | | | | | |
| (Funds were first received in this option during July 2008) | | | | | | |
| Value at beginning of period | $12.78 | $11.10 | $11.00 | $8.31 | $6.34 | $9.09 |
| Value at end of period | $17.77 | $12.78 | $11.10 | $11.00 | $8.31 | $6.34 |
| Number of accumulation units outstanding at end of period | 288 | 288 | 0 | 11,109 | 0 | 282 |
| **ING SMALL COMPANY PORTFOLIO** | | | | | | |
| (Funds were first received in this option during July 2008) | | | | | | |
| Value at beginning of period | $11.71 | $10.23 | $10.49 | $8.43 | $6.61 | $9.02 |
| Value at end of period | $16.14 | $11.71 | $10.23 | $10.49 | $8.43 | $6.61 |
| Number of accumulation units outstanding at end of period | 31,624 | 32,853 | 39,333 | 46,093 | 49,521 | 45,373 |
| **ING SOLUTION 2015 PORTFOLIO** | | | | | | |
| (Funds were first received in this option during July 2008) | | | | | | |
| Value at beginning of period | $10.83 | $9.71 | $9.79 | $8.80 | $7.19 | $9.08 |
| Value at end of period | $11.82 | $10.83 | $9.71 | $9.79 | $8.80 | $7.19 |
| Number of accumulation units outstanding at end of period | 2,977 | 3,918 | 2,709 | 2,014 | 1,633 | 3,865 |
| **ING SOLUTION 2025 PORTFOLIO** | | | | | | |
| (Funds were first received in this option during July 2008) | | | | | | |
| Value at beginning of period | $10.15 | $8.95 | $9.23 | $8.12 | $6.45 | $8.71 |
| Value at end of period | $11.81 | $10.15 | $8.95 | $9.23 | $8.12 | $6.45 |
| Number of accumulation units outstanding at end of period | 6,934 | 30,128 | 38,964 | 36,058 | 35,287 | 5,926 |
| **ING SOLUTION 2035 PORTFOLIO** | | | | | | |
| (Funds were first received in this option during July 2008) | | | | | | |
| Value at beginning of period | $9.89 | $8.60 | $9.01 | $7.87 | $6.13 | $8.53 |
| Value at end of period | $11.91 | $9.89 | $8.60 | $9.01 | $7.87 | $6.13 |
| Number of accumulation units outstanding at end of period | 27,484 | 27,049 | 24,808 | 26,581 | 23,235 | 24,052 |
| **ING SOLUTION 2045 PORTFOLIO** | | | | | | |
| (Funds were first received in this option during July 2008) | | | | | | |
| Value at beginning of period | $9.56 | $8.28 | $8.73 | $7.58 | $5.84 | $8.43 |
| Value at end of period | $11.81 | $9.56 | $8.28 | $8.73 | $7.58 | $5.84 |
| Number of accumulation units outstanding at end of period | 14,064 | 10,218 | 8,279 | 6,491 | 4,877 | 5,051 |
| **ING SOLUTION INCOME PORTFOLIO** | | | | | | |
| (Funds were first received in this option during April 2013) | | | | | | |
| Value at beginning of period | $12.08 | | | | | |
| Value at end of period | $12.55 | | | | | |
| Number of accumulation units outstanding at end of period | 1,366 | | | | | |
| **ING STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO** | | | | | | |
| (Funds were first received in this option during July 2008) | | | | | | |
| Value at beginning of period | $11.44 | $10.19 | $10.01 | $9.01 | $7.64 | $9.22 |
| Value at end of period | $12.82 | $11.44 | $10.19 | $10.01 | $9.01 | $7.64 |
| Number of accumulation units outstanding at end of period | 2,701 | 2,496 | 2,340 | 2,189 | 2,025 | 2,700 |

| | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 |
|---|---|---|---|---|---|---|
| **ING STRATEGIC ALLOCATION GROWTH PORTFOLIO** | | | | | | |
| (Funds were first received in this option during July 2008) | | | | | | |
| Value at beginning of period | $9.99 | $8.68 | $8.95 | $7.91 | $6.32 | $8.63 |
| Value at end of period | $12.22 | $9.99 | $8.68 | $8.95 | $7.91 | $6.32 |
| Number of accumulation units outstanding at end of period | 14,852 | 14,805 | 17,840 | 18,817 | 21,181 | 25,964 |
| **ING STRATEGIC ALLOCATION MODERATE PORTFOLIO** | | | | | | |
| (Funds were first received in this option during July 2008) | | | | | | |
| Value at beginning of period | $10.65 | $9.37 | $9.43 | $8.41 | $6.91 | $8.87 |
| Value at end of period | $12.41 | $10.65 | $9.37 | $9.43 | $8.41 | $6.91 |
| Number of accumulation units outstanding at end of period | 18,875 | 15,095 | 14,467 | 13,919 | 13,436 | 26,032 |
| **ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO** | | | | | | |
| (Funds were first received in this option during July 2008) | | | | | | |
| Value at beginning of period | $12.78 | $11.16 | $10.85 | $9.52 | $7.14 | $9.41 |
| Value at end of period | $15.62 | $12.78 | $11.16 | $10.85 | $9.52 | $7.14 |
| Number of accumulation units outstanding at end of period | 69,825 | 65,786 | 68,165 | 65,198 | 37,188 | 17,769 |
| **ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO** | | | | | | |
| (Funds were first received in this option during July 2008) | | | | | | |
| Value at beginning of period | $11.68 | $10.06 | $10.44 | $8.13 | $5.55 | $8.93 |
| Value at end of period | $15.79 | $11.68 | $10.06 | $10.44 | $8.13 | $5.55 |
| Number of accumulation units outstanding at end of period | 128,535 | 134,939 | 156,105 | 164,714 | 185,936 | 192,210 |
| **ING T. ROWE PRICE EQUITY INCOME PORTFOLIO** | | | | | | |
| (Funds were first received in this option during July 2008) | | | | | | |
| Value at beginning of period | $10.43 | $8.90 | $8.98 | $7.81 | $6.25 | $8.33 |
| Value at end of period | $13.53 | $10.43 | $8.90 | $8.98 | $7.81 | $6.25 |
| Number of accumulation units outstanding at end of period | 23,842 | 18,517 | 17,708 | 17,804 | 25,413 | 16,189 |
| **ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO** | | | | | | |
| (Funds were first received in this option during July 2008) | | | | | | |
| Value at beginning of period | $11.10 | $9.34 | $9.44 | $8.08 | $5.65 | $8.52 |
| Value at end of period | $15.46 | $11.10 | $9.34 | $9.44 | $8.08 | $5.65 |
| Number of accumulation units outstanding at end of period | 70,040 | 68,451 | 67,183 | 76,054 | 78,945 | 75,353 |
| **ING T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO** | | | | | | |
| (Funds were first received in this option during July 2008) | | | | | | |
| Value at beginning of period | $8.06 | $6.79 | $7.75 | $6.81 | $4.95 | $8.25 |
| Value at end of period | $9.22 | $8.06 | $6.79 | $7.75 | $6.81 | $4.95 |
| Number of accumulation units outstanding at end of period | 117 | 384 | 341 | 475 | 545 | 5,294 |
| **ING TEMPLETON FOREIGN EQUITY PORTFOLIO** | | | | | | |
| (Funds were first received in this option during July 2008) | | | | | | |
| Value at beginning of period | $9.55 | $8.03 | $9.13 | $8.38 | $6.34 | $9.17 |
| Value at end of period | $11.48 | $9.55 | $8.03 | $9.13 | $8.38 | $6.34 |
| Number of accumulation units outstanding at end of period | 64,695 | 68,620 | 64,735 | 67,137 | 74,448 | 75,532 |
| **ING TEMPLETON GLOBAL GROWTH PORTFOLIO** | | | | | | |
| (Funds were first received in this option during July 2008) | | | | | | |
| Value at beginning of period | $9.69 | $7.96 | $8.44 | $7.83 | $5.92 | $8.41 |
| Value at end of period | $12.66 | $9.69 | $7.96 | $8.44 | $7.83 | $5.92 |
| Number of accumulation units outstanding at end of period | 3,303 | 3,125 | 1,889 | 1,700 | 1,674 | 828 |
| **ING U.S. BOND INDEX PORTFOLIO** | | | | | | |
| (Funds were first received in this option during August 2008) | | | | | | |
| Value at beginning of period | $12.85 | $12.37 | $11.54 | $10.87 | $10.27 | $9.86 |
| Value at end of period | $12.52 | $12.85 | $12.37 | $11.54 | $10.87 | $10.27 |
| Number of accumulation units outstanding at end of period | 1,616 | 1,499 | 1,113 | 539 | 168 | 168 |

| | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 |
|---|---|---|---|---|---|---|
| **INVESCO V.I. AMERICAN FRANCHISE FUND** | | | | | | |
| (Funds were first received in this option during April 2012) | | | | | | |
| Value at beginning of period | $36.28 | $37.21 | | | | |
| Value at end of period | $50.84 | $36.28 | | | | |
| Number of accumulation units outstanding at end of period | 579 | 557 | | | | |
| **INVESCO V.I. CORE EQUITY FUND** | | | | | | |
| (Funds were first received in this option during July 2008) | | | | | | |
| Value at beginning of period | $11.00 | $9.66 | $9.66 | $8.82 | $6.87 | $9.14 |
| Value at end of period | $14.21 | $11.00 | $9.66 | $9.66 | $8.82 | $6.87 |
| Number of accumulation units outstanding at end of period | 626 | 626 | 24,961 | 26,419 | 27,508 | 25,941 |
| **LAZARD U.S. MID CAP EQUITY PORTFOLIO** | | | | | | |
| (Funds were first received in this option during September 2010) | | | | | | |
| Value at beginning of period | $9.63 | $9.13 | $9.70 | $8.54 | | |
| Value at end of period | $12.76 | $9.63 | $9.13 | $9.70 | | |
| Number of accumulation units outstanding at end of period | 218 | 194 | 164 | 137 | | |
| **LOOMIS SAYLES SMALL CAP VALUE FUND** | | | | | | |
| (Funds were first received in this option during February 2009) | | | | | | |
| Value at beginning of period | $13.17 | $11.35 | $11.56 | $9.27 | $5.88 | |
| Value at end of period | $17.86 | $13.17 | $11.35 | $11.56 | $9.27 | |
| Number of accumulation units outstanding at end of period | 1,724 | 1,633 | 1,533 | 223 | 147 | |
| **LORD ABBETT SERIES FUND - MID CAP STOCK PORTFOLIO** | | | | | | |
| (Funds were first received in this option during July 2008) | | | | | | |
| Value at beginning of period | $10.00 | $8.73 | $9.10 | $7.25 | $5.73 | $7.94 |
| Value at end of period | $13.04 | $10.00 | $8.73 | $9.10 | $7.25 | $5.73 |
| Number of accumulation units outstanding at end of period | 12,751 | 12,253 | 11,650 | 12,026 | 11,642 | 10,613 |
| **NEUBERGER BERMAN SOCIALLY RESPONSIVE FUND®** | | | | | | |
| (Funds were first received in this option during July 2008) | | | | | | |
| Value at beginning of period | $10.50 | $9.47 | $9.77 | $7.97 | $6.12 | $9.02 |
| Value at end of period | $14.48 | $10.50 | $9.47 | $9.77 | $7.97 | $6.12 |
| Number of accumulation units outstanding at end of period | 2,151 | 2,399 | 2,075 | 1,386 | 0 | 338 |
| **NEW PERSPECTIVE FUND®** | | | | | | |
| (Funds were first received in this option during July 2008) | | | | | | |
| Value at beginning of period | $10.60 | $8.77 | $9.50 | $8.43 | $6.13 | $8.79 |
| Value at end of period | $13.43 | $10.60 | $8.73 | $9.50 | $8.43 | $6.13 |
| Number of accumulation units outstanding at end of period | 11,963 | 11,547 | 11,187 | 8,670 | 8,157 | 7,495 |
| **OPPENHEIMER DEVELOPING MARKETS FUND** | | | | | | |
| (Funds were first received in this option during July 2008) | | | | | | |
| Value at beginning of period | $11.70 | $9.68 | $11.82 | $9.31 | $5.12 | $8.50 |
| Value at end of period | $12.68 | $11.70 | $9.68 | $11.82 | $9.31 | $5.12 |
| Number of accumulation units outstanding at end of period | 31,914 | 35,186 | 35,113 | 46,006 | 71,820 | 43,082 |
| **OPPENHEIMER MAIN STREET SMALL CAP FUND®/VA** | | | | | | |
| (Funds were first received in this option during July 2008) | | | | | | |
| Value at beginning of period | $11.47 | $9.72 | $9.94 | $8.06 | $5.87 | $8.51 |
| Value at end of period | $16.17 | $11.47 | $9.72 | $9.94 | $8.06 | $5.87 |
| Number of accumulation units outstanding at end of period | 7,808 | 7,014 | 6,524 | 6,402 | 6,145 | 5,307 |
| **PAX WORLD BALANCED FUND** | | | | | | |
| (Funds were first received in this option during July 2008) | | | | | | |
| Value at beginning of period | $10.25 | $9.21 | $9.38 | $8.39 | $6.91 | $9.08 |
| Value at end of period | $11.93 | $10.25 | $9.21 | $9.38 | $8.39 | $6.91 |
| Number of accumulation units outstanding at end of period | 407 | 235 | 6,756 | 6,064 | 5,167 | 4,333 |

# Condensed Financial Information (continued)

| | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 |
|---|---|---|---|---|---|---|
| **PIMCO VIT REAL RETURN PORTFOLIO** | | | | | | |
| (Funds were first received in this option during July 2008) | | | | | | |
| Value at beginning of period | $14.86 | $13.66 | $12.24 | $11.32 | $9.56 | $10.66 |
| Value at end of period | $13.49 | $14.86 | $13.66 | $12.24 | $11.32 | $9.56 |
| Number of accumulation units outstanding at end of period | 19,433 | 24,687 | 33,361 | 18,202 | 18,459 | 12,630 |
| **PIONEER EMERGING MARKETS VCT PORTFOLIO** | | | | | | |
| (Funds were first received in this option during July 2008) | | | | | | |
| Value at beginning of period | $7.17 | $6.40 | $8.35 | $7.21 | $4.13 | $8.22 |
| Value at end of period | $7.02 | $7.17 | $6.40 | $8.35 | $7.21 | $4.13 |
| Number of accumulation units outstanding at end of period | 2,315 | 2,180 | 4,150 | 3,429 | 16,886 | 9,162 |
| **PIONEER HIGH YIELD VCT PORTFOLIO** | | | | | | |
| (Funds were first received in this option during July 2008) | | | | | | |
| Value at beginning of period | $13.73 | $11.83 | $12.03 | $10.19 | $6.35 | $9.43 |
| Value at end of period | $15.38 | $13.73 | $11.83 | $12.03 | $10.19 | $6.35 |
| Number of accumulation units outstanding at end of period | 6,659 | 6,830 | 6,614 | 6,589 | 14,622 | 6,072 |
| **SMALLCAP WORLD FUND®** | | | | | | |
| (Funds were first received in this option during August 2009) | | | | | | |
| Value at beginning of period | $11.02 | $9.03 | $10.54 | $8.44 | $7.34 | |
| Value at end of period | $14.26 | $11.02 | $9.03 | $10.54 | $8.44 | |
| Number of accumulation units outstanding at end of period | 1,690 | 1,805 | 76 | 76 | 85 | |
| **TEMPLETON GLOBAL BOND FUND** | | | | | | |
| (Funds were first received in this option during July 2008) | | | | | | |
| Value at beginning of period | $16.08 | $13.88 | $14.22 | $12.62 | $10.62 | $10.24 |
| Value at end of period | $16.44 | $16.08 | $13.88 | $14.22 | $12.62 | $10.62 |
| Number of accumulation units outstanding at end of period | 29,871 | 31,633 | 30,169 | 31,462 | 24,558 | 29,682 |
| **THE BOND FUND OF AMERICA**^SM | | | | | | |
| (Funds were first received in this option during October 2008) | | | | | | |
| Value at beginning of period | $12.18 | $11.50 | $10.80 | $10.07 | $8.77 | $8.70 |
| Value at end of period | $11.94 | $12.18 | $11.50 | $10.80 | $10.07 | $8.77 |
| Number of accumulation units outstanding at end of period | 578 | 527 | 669 | 917 | 4,467 | 5 |
| **THE GROWTH FUND OF AMERICA®** | | | | | | |
| (Funds were first received in this option during July 2008) | | | | | | |
| Value at beginning of period | $10.26 | $8.51 | $8.95 | $7.97 | $5.92 | $8.73 |
| Value at end of period | $13.73 | $10.26 | $8.51 | $8.95 | $7.97 | $5.92 |
| Number of accumulation units outstanding at end of period | 49,895 | 49,206 | 53,689 | 60,605 | 60,196 | 48,285 |
| **USAA PRECIOUS METALS AND MINERALS FUND** | | | | | | |
| (Funds were first received in this option during August 2011) | | | | | | |
| Value at beginning of period | $7.74 | $8.80 | $10.71 | | | |
| Value at end of period | $3.76 | $7.74 | $8.80 | | | |
| Number of accumulation units outstanding at end of period | 1,752 | 1,471 | 63 | | | |
| **WANGER INTERNATIONAL** | | | | | | |
| (Funds were first received in this option during July 2008) | | | | | | |
| Value at beginning of period | $9.95 | $8.18 | $9.59 | $7.67 | $5.12 | $8.01 |
| Value at end of period | $12.17 | $9.95 | $8.18 | $9.59 | $7.67 | $5.12 |
| Number of accumulation units outstanding at end of period | 673 | 673 | 1,970 | 1,968 | 2,200 | 5,143 |
| **WANGER SELECT** | | | | | | |
| (Funds were first received in this option during July 2008) | | | | | | |
| Value at beginning of period | $9.88 | $8.34 | $10.13 | $8.01 | $4.82 | $8.37 |
| Value at end of period | $13.30 | $9.88 | $8.34 | $10.13 | $8.01 | $4.82 |
| Number of accumulation units outstanding at end of period | 10,336 | 10,765 | 10,617 | 9,156 | 8,455 | 20,090 |

# Condensed Financial Information (continued)

| | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 |
|---|---|---|---|---|---|---|
| **WANGER USA** | | | | | | |
| (Funds were first received in this option during July 2008) | | | | | | |
| Value at beginning of period | $11.87 | $9.89 | $10.25 | $8.31 | $5.84 | $8.69 |
| Value at end of period | $15.88 | $11.87 | $9.89 | $10.25 | $8.31 | $5.84 |
| Number of accumulation units outstanding at end of period | 7,821 | 8,662 | 9,263 | 8,731 | 9,424 | 8,654 |
| **WASHINGTON MUTUAL INVESTORS FUND^SM** | | | | | | |
| (Funds were first received in this option during July 2008) | | | | | | |
| Value at beginning of period | $10.46 | $9.30 | $8.70 | $7.67 | $6.45 | $8.42 |
| Value at end of period | $13.80 | $10.46 | $9.30 | $8.70 | $7.67 | $6.45 |
| Number of accumulation units outstanding at end of period | 20,360 | 20,518 | 20,939 | 22,812 | 23,763 | 22,900 |
| **WELLS FARGO ADVANTAGE SPECIAL SMALL CAP VALUE FUND** | | | | | | |
| (Funds were first received in this option during July 2008) | | | | | | |
| Value at beginning of period | $11.35 | $10.00 | $10.22 | $8.34 | $6.42 | $8.62 |
| Value at end of period | $15.67 | $11.35 | $10.00 | $10.22 | $8.34 | $6.42 |
| Number of accumulation units outstanding at end of period | 490 | 490 | 490 | 363 | 1,708 | 1,509 |

## TABLE 3

FOR CONTRACTS ISSUED UNDER 403(b), 401(a) AND 401(k) PLANS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 0.10%

(Selected data for accumulation units outstanding throughout each period)

| | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 |
|---|---|---|---|---|---|---|
| **ARTISAN INTERNATIONAL FUND** | | | | | | |
| (Funds were first received in this option during October 2012) | | | | | | |
| Value at beginning of period | $10.02 | $9.53 | | | | |
| Value at end of period | $12.53 | $10.02 | | | | |
| Number of accumulation units outstanding at end of period | 2,213 | 1,292 | | | | |
| **CALVERT VP SRI BALANCED PORTFOLIO** | | | | | | |
| (Funds were first received in this option during October 2012) | | | | | | |
| Value at beginning of period | $16.00 | $16.06 | | | | |
| Value at end of period | $18.86 | $16.00 | | | | |
| Number of accumulation units outstanding at end of period | 2,096 | 3,186 | | | | |
| **COLUMBIA DIVERSIFIED EQUITY INCOME FUND** | | | | | | |
| (Funds were first received in this option during October 2012) | | | | | | |
| Value at beginning of period | $10.01 | $9.90 | | | | |
| Value at end of period | $13.08 | $10.01 | | | | |
| Number of accumulation units outstanding at end of period | 49,788 | 61,332 | | | | |
| **EUROPACIFIC GROWTH FUND®** | | | | | | |
| (Funds were first received in this option during January 2008) | | | | | | |
| Value at beginning of period | $18.70 | $15.70 | $18.19 | $16.65 | $11.98 | $17.83 |
| Value at end of period | $22.45 | $18.70 | $15.70 | $18.19 | $16.65 | $11.98 |
| Number of accumulation units outstanding at end of period | 231,221 | 225,319 | 85 | 79 | 73 | 66 |
| **FIDELITY® VIP CONTRAFUND® PORTFOLIO** | | | | | | |
| (Funds were first received in this option during January 2008) | | | | | | |
| Value at beginning of period | $24.75 | $21.28 | $21.86 | $18.66 | $13.77 | $21.28 |
| Value at end of period | $32.46 | $24.75 | $21.28 | $21.86 | $18.66 | $13.77 |
| Number of accumulation units outstanding at end of period | 493,378 | 486,225 | 213 | 209 | 203 | 183 |
| **FIDELITY® VIP EQUITY-INCOME PORTFOLIO** | | | | | | |
| (Funds were first received in this option during January 2008) | | | | | | |
| Value at beginning of period | $17.14 | $14.63 | $14.50 | $12.61 | $9.69 | $15.42 |
| Value at end of period | $21.95 | $17.14 | $14.63 | $14.50 | $12.61 | $9.69 |
| Number of accumulation units outstanding at end of period | 108,184 | 113,405 | 260 | 248 | 234 | 322 |

# Condensed Financial Information (continued)

| | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 |
|---|---|---|---|---|---|---|
| **FIDELITY® VIP GROWTH PORTFOLIO** | | | | | | |
| (Funds were first received in this option during January 2008) | | | | | | |
| Value at beginning of period | $16.15 | $14.10 | $14.08 | $11.35 | $8.86 | $14.72 |
| Value at end of period | $22.00 | $16.15 | $14.10 | $14.08 | $11.35 | $8.86 |
| Number of accumulation units outstanding at end of period | 132,639 | 141,171 | 91 | 91 | 90 | 194 |
| **FIDELITY® VIP OVERSEAS PORTFOLIO** | | | | | | |
| (Funds were first received in this option during October 2012) | | | | | | |
| Value at beginning of period | $14.63 | $13.88 | | | | |
| Value at end of period | $19.06 | $14.63 | | | | |
| Number of accumulation units outstanding at end of period | 6,441 | 6,858 | | | | |
| **FRANKLIN SMALL CAP VALUE SECURITIES FUND** | | | | | | |
| (Funds were first received in this option during January 2008) | | | | | | |
| Value at beginning of period | $23.83 | $20.15 | $20.96 | $16.36 | $12.68 | $17.39 |
| Value at end of period | $32.44 | $23.83 | $20.15 | $20.96 | $16.36 | $12.68 |
| Number of accumulation units outstanding at end of period | 94,934 | 97,307 | 238 | 222 | 206 | 194 |
| **FUNDAMENTAL INVESTORS℠** | | | | | | |
| (Funds were first received in this option during October 2012) | | | | | | |
| Value at beginning of period | $10.69 | $10.49 | | | | |
| Value at end of period | $14.03 | $10.69 | | | | |
| Number of accumulation units outstanding at end of period | 60,186 | 48,899 | | | | |
| **ING AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO** | | | | | | |
| (Funds were first received in this option during January 2008) | | | | | | |
| Value at beginning of period | $21.96 | $18.89 | $19.53 | $16.02 | $11.82 | $14.85 |
| Value at end of period | $28.82 | $21.96 | $18.89 | $19.53 | $16.02 | $11.82 |
| Number of accumulation units outstanding at end of period | 16,637 | 6,031 | 0 | 0 | 0 | 16 |
| **ING BALANCED PORTFOLIO** | | | | | | |
| (Funds were first received in this option during January 2008) | | | | | | |
| Value at beginning of period | $17.67 | $15.57 | $15.79 | $13.85 | $11.63 | $15.38 |
| Value at end of period | $20.60 | $17.67 | $15.57 | $15.79 | $13.85 | $11.63 |
| Number of accumulation units outstanding at end of period | 84,772 | 83,651 | 66 | 66 | 66 | 66 |
| **ING BARON GROWTH PORTFOLIO** | | | | | | |
| (Funds were first received in this option during January 2008) | | | | | | |
| Value at beginning of period | $23.88 | $19.98 | $19.56 | $15.48 | $11.46 | $17.51 |
| Value at end of period | $33.13 | $23.88 | $19.98 | $19.56 | $15.48 | $11.46 |
| Number of accumulation units outstanding at end of period | 31,239 | 30,046 | 211 | 203 | 194 | 199 |
| **ING BLACKROCK HEALTH SCIENCES OPPORTUNITIES PORTFOLIO** | | | | | | |
| (Funds were first received in this option during October 2012) | | | | | | |
| Value at beginning of period | $15.80 | $15.88 | | | | |
| Value at end of period | $22.78 | $15.80 | | | | |
| Number of accumulation units outstanding at end of period | 30,224 | 10,999 | | | | |
| **ING BLACKROCK LARGE CAP GROWTH PORTFOLIO** | | | | | | |
| (Funds were first received in this option during January 2008) | | | | | | |
| Value at beginning of period | $10.74 | $9.37 | $9.50 | $8.37 | $6.42 | $9.23 |
| Value at end of period | $14.31 | $10.74 | $9.37 | $9.50 | $8.37 | $6.42 |
| Number of accumulation units outstanding at end of period | 20,107 | 17,756 | 0 | 0 | 0 | 83 |
| **ING CLARION GLOBAL REAL ESTATE PORTFOLIO** | | | | | | |
| (Funds were first received in this option during September 2008) | | | | | | |
| Value at beginning of period | $12.47 | $9.90 | $10.45 | $8.99 | $6.73 | $9.75 |
| Value at end of period | $12.95 | $12.47 | $9.90 | $10.45 | $8.99 | $6.73 |
| Number of accumulation units outstanding at end of period | 129,226 | 117,501 | 90 | 70 | 49 | 21 |

**Condensed Financial Information (continued)**

| | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 |
|---|---|---|---|---|---|---|
| **ING COLUMBIA CONTRARIAN CORE PORTFOLIO** | | | | | | |
| (Funds were first received in this option during October 2012) | | | | | | |
| Value at beginning of period | $21.52 | $21.41 | | | | |
| Value at end of period | $28.97 | $21.52 | | | | |
| Number of accumulation units outstanding at end of period | 1,737 | 2,993 | | | | |
| **ING FMR^SM DIVERSIFIED MID CAP PORTFOLIO** | | | | | | |
| (Funds were first received in this option during January 2008) | | | | | | |
| Value at beginning of period | $16.83 | $14.69 | $16.52 | $12.88 | $9.26 | $13.61 |
| Value at end of period | $22.86 | $16.83 | $14.69 | $16.52 | $12.88 | $9.26 |
| Number of accumulation units outstanding at end of period | 14,881 | 11,600 | 32 | 32 | 32 | 26 |
| **ING GLOBAL BOND PORTFOLIO** | | | | | | |
| (Funds were first received in this option during October 2012) | | | | | | |
| Value at beginning of period | $15.77 | $15.80 | | | | |
| Value at end of period | $15.12 | $15.77 | | | | |
| Number of accumulation units outstanding at end of period | 73,989 | 76,424 | | | | |
| **ING GLOBAL RESOURCES PORTFOLIO** | | | | | | |
| (Funds were first received in this option during January 2008) | | | | | | |
| Value at beginning of period | $11.82 | $12.18 | $13.42 | $11.04 | $8.04 | $11.83 |
| Value at end of period | $13.41 | $11.82 | $12.18 | $13.42 | $11.04 | $8.04 |
| Number of accumulation units outstanding at end of period | 48,043 | 43,429 | 96 | 80 | 62 | 41 |
| **ING GROWTH AND INCOME PORTFOLIO** | | | | | | |
| (Funds were first received in this option during January 2008) | | | | | | |
| Value at beginning of period | $12.45 | $10.77 | $10.81 | $9.48 | $7.29 | $10.44 |
| Value at end of period | $16.26 | $12.45 | $10.77 | $10.81 | $9.48 | $7.29 |
| Number of accumulation units outstanding at end of period | 166,922 | 152,682 | 188 | 187 | 186 | 303 |
| **ING INDEX PLUS LARGECAP PORTFOLIO** | | | | | | |
| (Funds were first received in this option during January 2008) | | | | | | |
| Value at beginning of period | $15.21 | $13.30 | $13.33 | $11.71 | $9.51 | $13.57 |
| Value at end of period | $20.19 | $15.21 | $13.30 | $13.33 | $11.71 | $9.51 |
| Number of accumulation units outstanding at end of period | 37,725 | 33,638 | 294 | 294 | 294 | 275 |
| **ING INDEX PLUS MIDCAP PORTFOLIO** | | | | | | |
| (Funds were first received in this option during January 2008) | | | | | | |
| Value at beginning of period | $30.83 | $26.22 | $26.55 | $21.80 | $16.57 | $23.89 |
| Value at end of period | $41.44 | $30.83 | $26.22 | $26.55 | $21.80 | $16.57 |
| Number of accumulation units outstanding at end of period | 155,922 | 148,870 | 35 | 35 | 35 | 24 |
| **ING INDEX PLUS SMALLCAP PORTFOLIO** | | | | | | |
| (Funds were first received in this option during January 2008) | | | | | | |
| Value at beginning of period | $21.37 | $19.04 | $19.20 | $15.64 | $12.54 | $17.18 |
| Value at end of period | $30.47 | $21.37 | $19.04 | $19.20 | $15.64 | $12.54 |
| Number of accumulation units outstanding at end of period | 83,188 | 79,653 | 100 | 91 | 80 | 64 |
| **ING INTERMEDIATE BOND PORTFOLIO** | | | | | | |
| (Funds were first received in this option during January 2008) | | | | | | |
| Value at beginning of period | $22.31 | $20.42 | $19.01 | $17.32 | $15.54 | $17.52 |
| Value at end of period | $22.26 | $22.31 | $20.42 | $19.01 | $17.32 | $15.54 |
| Number of accumulation units outstanding at end of period | 145,532 | 135,956 | 11 | 10 | 8 | 6 |
| **ING INTERNATIONAL INDEX PORTFOLIO** | | | | | | |
| (Funds were first received in this option during August 2009) | | | | | | |
| Value at beginning of period | $8.54 | $7.20 | $8.20 | $7.62 | $6.98 | |
| Value at end of period | $10.36 | $8.54 | $7.20 | $8.20 | $7.62 | |
| Number of accumulation units outstanding at end of period | 9,202 | 15,357 | 51 | 38 | 25 | |

CFI 23

# Condensed Financial Information (continued)

| | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 |
|---|---|---|---|---|---|---|
| **ING INTERNATIONAL VALUE PORTFOLIO** | | | | | | |
| (Funds were first received in this option during January 2008) | | | | | | |
| Value at beginning of period | $14.89 | $12.50 | $14.71 | $14.37 | $11.31 | $17.46 |
| Value at end of period | $18.03 | $14.89 | $12.50 | $14.71 | $14.37 | $11.31 |
| Number of accumulation units outstanding at end of period | 24,487 | 24,415 | 60 | 45 | 30 | 15 |
| **ING INVESCO COMSTOCK PORTFOLIO** | | | | | | |
| (Funds were first received in this option during January 2008) | | | | | | |
| Value at beginning of period | $16.05 | $13.54 | $13.85 | $12.04 | $9.38 | $13.85 |
| Value at end of period | $21.65 | $16.05 | $13.54 | $13.85 | $12.04 | $9.38 |
| Number of accumulation units outstanding at end of period | 13,523 | 4,967 | 148 | 132 | 114 | 104 |
| **ING INVESCO EQUITY AND INCOME PORTFOLIO** | | | | | | |
| (Funds were first received in this option during January 2008) | | | | | | |
| Value at beginning of period | $14.74 | $13.08 | $13.23 | $11.80 | $9.62 | $12.03 |
| Value at end of period | $18.40 | $14.74 | $13.08 | $13.23 | $11.80 | $9.62 |
| Number of accumulation units outstanding at end of period | 144,017 | 140,209 | 607 | 607 | 607 | 607 |
| **ING INVESCO GROWTH AND INCOME PORTFOLIO** | | | | | | |
| (Funds were first received in this option during October 2012) | | | | | | |
| Value at beginning of period | $13.93 | $13.94 | | | | |
| Value at end of period | $18.63 | $13.93 | | | | |
| Number of accumulation units outstanding at end of period | 11,792 | 1,232 | | | | |
| **ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO** | | | | | | |
| (Funds were first received in this option during January 2008) | | | | | | |
| Value at beginning of period | $24.70 | $20.76 | $25.42 | $21.15 | $12.34 | $21.90 |
| Value at end of period | $23.26 | $24.70 | $20.76 | $25.42 | $21.15 | $12.34 |
| Number of accumulation units outstanding at end of period | 80 | 80 | 69 | 56 | 42 | 24 |
| **ING JPMORGAN MID CAP VALUE PORTFOLIO** | | | | | | |
| (Funds were first received in this option during January 2008) | | | | | | |
| Value at beginning of period | $23.47 | $19.57 | $19.24 | $15.66 | $12.48 | $17.26 |
| Value at end of period | $30.84 | $23.47 | $19.57 | $19.24 | $15.66 | $12.48 |
| Number of accumulation units outstanding at end of period | 9,649 | 7,427 | 159 | 150 | 141 | 130 |
| **ING LARGE CAP GROWTH PORTFOLIO** | | | | | | |
| (Funds were first received in this option during January 2011) | | | | | | |
| Value at beginning of period | $12.31 | $10.43 | $10.33 | | | |
| Value at end of period | $16.10 | $12.31 | $10.43 | | | |
| Number of accumulation units outstanding at end of period | 16,560 | 14,213 | 53 | | | |
| **ING LARGE CAP VALUE PORTFOLIO** | | | | | | |
| (Funds were first received in this option during January 2008) | | | | | | |
| Value at beginning of period | $10.31 | $9.00 | $8.70 | $7.30 | $6.49 | $8.57 |
| Value at end of period | $13.48 | $10.31 | $9.00 | $8.70 | $7.30 | $6.49 |
| Number of accumulation units outstanding at end of period | 646,937 | 625,390 | 160 | 155 | 148 | 141 |
| **ING MFS UTILITIES PORTFOLIO** | | | | | | |
| (Funds were first received in this option during January 2008) | | | | | | |
| Value at beginning of period | $21.56 | $19.05 | $17.93 | $15.78 | $11.90 | $17.15 |
| Value at end of period | $25.89 | $21.56 | $19.05 | $17.93 | $15.78 | $11.90 |
| Number of accumulation units outstanding at end of period | 8,987 | 6,416 | 30 | 24 | 18 | 11 |
| **ING MIDCAP OPPORTUNITIES PORTFOLIO** | | | | | | |
| (Funds were first received in this option during October 2012) | | | | | | |
| Value at beginning of period | $20.74 | $20.69 | | | | |
| Value at end of period | $27.34 | $20.74 | | | | |
| Number of accumulation units outstanding at end of period | 33,476 | 30,375 | | | | |

# Condensed Financial Information (continued)

| | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 |
|---|---|---|---|---|---|---|
| **ING MONEY MARKET PORTFOLIO** | | | | | | |
| (Funds were first received in this option during October 2012) | | | | | | |
| Value at beginning of period | $14.38 | $14.39 | | | | |
| Value at end of period | $14.37 | $14.38 | | | | |
| Number of accumulation units outstanding at end of period | 111,436 | 99,589 | | | | |
| **ING MULTI-MANAGER LARGE CAP CORE PORTFOLIO** | | | | | | |
| (Funds were first received in this option during October 2012) | | | | | | |
| Value at beginning of period | $11.40 | $11.43 | | | | |
| Value at end of period | $14.88 | $11.40 | | | | |
| Number of accumulation units outstanding at end of period | 2,799 | 2,661 | | | | |
| **ING OPPENHEIMER GLOBAL PORTFOLIO** | | | | | | |
| (Funds were first received in this option during January 2008) | | | | | | |
| Value at beginning of period | $15.89 | $13.07 | $14.24 | $12.28 | $8.81 | $13.03 |
| Value at end of period | $20.17 | $15.89 | $13.07 | $14.24 | $12.28 | $8.81 |
| Number of accumulation units outstanding at end of period | 169,607 | 172,634 | 423 | 421 | 419 | 503 |
| **ING PIMCO TOTAL RETURN PORTFOLIO** | | | | | | |
| (Funds were first received in this option during October 2012) | | | | | | |
| Value at beginning of period | $18.16 | $18.07 | | | | |
| Value at end of period | $17.80 | $18.16 | | | | |
| Number of accumulation units outstanding at end of period | 246,278 | 259,566 | | | | |
| **ING RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO** | | | | | | |
| (Funds were first received in this option during October 2012) | | | | | | |
| Value at beginning of period | $16.95 | $17.44 | | | | |
| Value at end of period | $22.35 | $16.95 | | | | |
| Number of accumulation units outstanding at end of period | 10,789 | 17,219 | | | | |
| **ING SMALLCAP OPPORTUNITIES PORTFOLIO** | | | | | | |
| (Funds were first received in this option during October 2012) | | | | | | |
| Value at beginning of period | $13.67 | $13.60 | | | | |
| Value at end of period | $18.99 | $13.67 | | | | |
| Number of accumulation units outstanding at end of period | 64,961 | 64,892 | | | | |
| **ING SMALL COMPANY PORTFOLIO** | | | | | | |
| (Funds were first received in this option during January 2008) | | | | | | |
| Value at beginning of period | $26.49 | $23.15 | $23.77 | $19.13 | $15.01 | $19.99 |
| Value at end of period | $36.45 | $26.49 | $23.15 | $23.77 | $19.13 | $15.01 |
| Number of accumulation units outstanding at end of period | 106,106 | 102,714 | 0 | 0 | 0 | 7 |
| **ING SOLUTION 2015 PORTFOLIO** | | | | | | |
| (Funds were first received in this option during October 2012) | | | | | | |
| Value at beginning of period | $13.64 | $13.52 | | | | |
| Value at end of period | $14.87 | $13.64 | | | | |
| Number of accumulation units outstanding at end of period | 68,618 | 57,455 | | | | |
| **ING SOLUTION 2025 PORTFOLIO** | | | | | | |
| (Funds were first received in this option during October 2012) | | | | | | |
| Value at beginning of period | $13.38 | $13.22 | | | | |
| Value at end of period | $15.55 | $13.38 | | | | |
| Number of accumulation units outstanding at end of period | 207,545 | 183,303 | | | | |
| **ING SOLUTION 2035 PORTFOLIO** | | | | | | |
| (Funds were first received in this option during October 2012) | | | | | | |
| Value at beginning of period | $13.53 | $13.32 | | | | |
| Value at end of period | $16.27 | $13.53 | | | | |
| Number of accumulation units outstanding at end of period | 278,405 | 245,400 | | | | |

| | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 |
|---|---|---|---|---|---|---|
| **ING SOLUTION 2045 PORTFOLIO** | | | | | | |
| (Funds were first received in this option during October 2012) | | | | | | |
| Value at beginning of period | $13.52 | $13.32 | | | | |
| Value at end of period | $16.68 | $13.52 | | | | |
| Number of accumulation units outstanding at end of period | 447,287 | 368,560 | | | | |
| **ING SOLUTION 2055 PORTFOLIO** | | | | | | |
| (Funds were first received in this option during October 2012) | | | | | | |
| Value at beginning of period | $12.70 | $12.49 | | | | |
| Value at end of period | $15.67 | $12.70 | | | | |
| Number of accumulation units outstanding at end of period | 71,671 | 42,347 | | | | |
| **ING SOLUTION INCOME PORTFOLIO** | | | | | | |
| (Funds were first received in this option during October 2012) | | | | | | |
| Value at beginning of period | $13.74 | $13.68 | | | | |
| Value at end of period | $14.68 | $13.74 | | | | |
| Number of accumulation units outstanding at end of period | 84,606 | 93,046 | | | | |
| **ING STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO** | | | | | | |
| (Funds were first received in this option during January 2008) | | | | | | |
| Value at beginning of period | $17.44 | $15.54 | $15.28 | $13.77 | $11.70 | $14.97 |
| Value at end of period | $19.53 | $17.44 | $15.54 | $15.28 | $13.77 | $11.70 |
| Number of accumulation units outstanding at end of period | 11,052 | 11,112 | 9 | 9 | 9 | 9 |
| **ING STRATEGIC ALLOCATION GROWTH PORTFOLIO** | | | | | | |
| (Funds were first received in this option during October 2012) | | | | | | |
| Value at beginning of period | $14.49 | $14.26 | | | | |
| Value at end of period | $17.72 | $14.49 | | | | |
| Number of accumulation units outstanding at end of period | 2,265 | 2,772 | | | | |
| **ING STRATEGIC ALLOCATION MODERATE PORTFOLIO** | | | | | | |
| (Funds were first received in this option during October 2012) | | | | | | |
| Value at beginning of period | $15.63 | $15.40 | | | | |
| Value at end of period | $18.20 | $15.63 | | | | |
| Number of accumulation units outstanding at end of period | 12,898 | 12,297 | | | | |
| **ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO** | | | | | | |
| (Funds were first received in this option during January 2008) | | | | | | |
| Value at beginning of period | $16.99 | $14.85 | $14.45 | $12.69 | $9.53 | $12.61 |
| Value at end of period | $20.74 | $16.99 | $14.85 | $14.45 | $12.69 | $9.53 |
| Number of accumulation units outstanding at end of period | 323,985 | 275,397 | 83 | 83 | 83 | 83 |
| **ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO** | | | | | | |
| (Funds were first received in this option during January 2008) | | | | | | |
| Value at beginning of period | $16.47 | $14.20 | $14.76 | $11.50 | $7.86 | $12.33 |
| Value at end of period | $22.24 | $16.47 | $14.20 | $14.76 | $11.50 | $7.86 |
| Number of accumulation units outstanding at end of period | 56,748 | 55,835 | 442 | 419 | 392 | 580 |
| **ING T. ROWE PRICE EQUITY INCOME PORTFOLIO** | | | | | | |
| (Funds were first received in this option during October 2012) | | | | | | |
| Value at beginning of period | $20.33 | $20.02 | | | | |
| Value at end of period | $26.35 | $20.33 | | | | |
| Number of accumulation units outstanding at end of period | 25,492 | 21,172 | | | | |
| **ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO** | | | | | | |
| (Funds were first received in this option during January 2008) | | | | | | |
| Value at beginning of period | $19.90 | $16.75 | $16.95 | $14.52 | $10.17 | $15.50 |
| Value at end of period | $27.69 | $19.90 | $16.75 | $16.95 | $14.52 | $10.17 |
| Number of accumulation units outstanding at end of period | 257,213 | 245,079 | 168 | 165 | 162 | 205 |

**Condensed Financial Information (continued)**

| | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 |
|---|---|---|---|---|---|---|
| **ING T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO** | | | | | | |
| (Funds were first received in this option during January 2008) | | | | | | |
| Value at beginning of period | $15.31 | $12.90 | $14.73 | $12.96 | $9.43 | $16.06 |
| Value at end of period | $17.48 | $15.31 | $12.90 | $14.73 | $12.96 | $9.43 |
| Number of accumulation units outstanding at end of period | 35 | 35 | 30 | 22 | 14 | 6 |
| **ING TEMPLETON FOREIGN EQUITY PORTFOLIO** | | | | | | |
| (Funds were first received in this option during April 2008) | | | | | | |
| Value at beginning of period | $9.50 | $8.00 | $9.10 | $8.37 | $6.34 | $10.21 |
| Value at end of period | $11.42 | $9.50 | $8.00 | $9.10 | $8.37 | $6.34 |
| Number of accumulation units outstanding at end of period | 10,653 | 8,414 | 287 | 259 | 228 | 482 |
| **INVESCO V.I. AMERICAN FRANCHISE FUND** | | | | | | |
| (Funds were first received in this option during October 2012) | | | | | | |
| Value at beginning of period | $36.25 | $36.63 | | | | |
| Value at end of period | $50.75 | $36.25 | | | | |
| Number of accumulation units outstanding at end of period | 2,288 | 2,218 | | | | |
| **INVESCO V.I. CORE EQUITY FUND** | | | | | | |
| (Funds were first received in this option during January 2008) | | | | | | |
| Value at beginning of period | $13.06 | $11.48 | $11.50 | $10.51 | $8.20 | $10.84 |
| Value at end of period | $16.87 | $13.06 | $11.48 | $11.50 | $10.51 | $8.20 |
| Number of accumulation units outstanding at end of period | 9,270 | 8,935 | 0 | 0 | 0 | 9 |
| **LAZARD U.S. MID CAP EQUITY PORTFOLIO** | | | | | | |
| (Funds were first received in this option during October 2012) | | | | | | |
| Value at beginning of period | $9.10 | $9.08 | | | | |
| Value at end of period | $12.05 | $9.10 | | | | |
| Number of accumulation units outstanding at end of period | 4,042 | 4,357 | | | | |
| **LORD ABBETT SERIES FUND - MID CAP STOCK PORTFOLIO** | | | | | | |
| (Funds were first received in this option during January 2008) | | | | | | |
| Value at beginning of period | $16.77 | $14.66 | $15.29 | $12.20 | $9.64 | $14.38 |
| Value at end of period | $21.84 | $16.77 | $14.66 | $15.29 | $12.20 | $9.64 |
| Number of accumulation units outstanding at end of period | 118,887 | 114,648 | 82 | 70 | 57 | 67 |
| **NEW PERSPECTIVE FUND®** | | | | | | |
| (Funds were first received in this option during October 2012) | | | | | | |
| Value at beginning of period | $18.79 | $18.18 | | | | |
| Value at end of period | $23.80 | $18.79 | | | | |
| Number of accumulation units outstanding at end of period | 161,118 | 146,955 | | | | |
| **OPPENHEIMER DEVELOPING MARKETS FUND** | | | | | | |
| (Funds were first received in this option during January 2008) | | | | | | |
| Value at beginning of period | $84.40 | $69.91 | $85.44 | $67.35 | $37.10 | $62.28 |
| Value at end of period | $91.36 | $84.40 | $69.91 | $85.44 | $67.35 | $37.10 |
| Number of accumulation units outstanding at end of period | 40,368 | 38,164 | 22 | 18 | 14 | 8 |
| **OPPENHEIMER MAIN STREET SMALL CAP FUND®/VA** | | | | | | |
| (Funds were first received in this option during October 2012) | | | | | | |
| Value at beginning of period | $16.19 | $15.62 | | | | |
| Value at end of period | $22.81 | $16.19 | | | | |
| Number of accumulation units outstanding at end of period | 11,171 | 2,704 | | | | |
| **PAX WORLD BALANCED FUND** | | | | | | |
| (Funds were first received in this option during October 2012) | | | | | | |
| Value at beginning of period | $14.46 | $14.29 | | | | |
| Value at end of period | $16.81 | $14.46 | | | | |
| Number of accumulation units outstanding at end of period | 2,656 | 6,368 | | | | |

**Condensed Financial Information (continued)**

| | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 |
|---|---|---|---|---|---|---|
| **PIMCO VIT REAL RETURN PORTFOLIO** | | | | | | |
| (Funds were first received in this option during October 2012) | | | | | | |
| Value at beginning of period | $17.71 | $17.60 | | | | |
| Value at end of period | $16.07 | $17.71 | | | | |
| Number of accumulation units outstanding at end of period | 147,031 | 136,537 | | | | |
| **PIONEER EMERGING MARKETS VCT PORTFOLIO** | | | | | | |
| (Funds were first received in this option during October 2012) | | | | | | |
| Value at beginning of period | $9.26 | $8.76 | | | | |
| Value at end of period | $9.07 | $9.26 | | | | |
| Number of accumulation units outstanding at end of period | 12,961 | 11,131 | | | | |
| **PIONEER HIGH YIELD VCT PORTFOLIO** | | | | | | |
| (Funds were first received in this option during October 2012) | | | | | | |
| Value at beginning of period | $17.39 | $16.95 | | | | |
| Value at end of period | $19.47 | $17.39 | | | | |
| Number of accumulation units outstanding at end of period | 54,662 | 42,419 | | | | |
| **SMALLCAP WORLD FUND®** | | | | | | |
| (Funds were first received in this option during October 2012) | | | | | | |
| Value at beginning of period | $10.97 | $10.70 | | | | |
| Value at end of period | $14.18 | $10.97 | | | | |
| Number of accumulation units outstanding at end of period | 13,635 | 8,509 | | | | |
| **TEMPLETON GLOBAL BOND FUND** | | | | | | |
| (Funds were first received in this option during January 2008) | | | | | | |
| Value at beginning of period | $34.69 | $29.99 | $30.75 | $27.31 | $23.00 | $22.11 |
| Value at end of period | $35.43 | $34.69 | $29.99 | $30.75 | $27.31 | $23.00 |
| Number of accumulation units outstanding at end of period | 24,599 | 26,712 | 7 | 6 | 5 | 4 |
| **THE BOND FUND OF AMERICA**$^{SM}$ | | | | | | |
| (Funds were first received in this option during October 2012) | | | | | | |
| Value at beginning of period | $12.12 | $12.08 | | | | |
| Value at end of period | $11.87 | $12.12 | | | | |
| Number of accumulation units outstanding at end of period | 16,710 | 10,824 | | | | |
| **THE GROWTH FUND OF AMERICA®** | | | | | | |
| (Funds were first received in this option during January 2008) | | | | | | |
| Value at beginning of period | $16.03 | $13.31 | $14.01 | $12.49 | $9.29 | $13.92 |
| Value at end of period | $21.44 | $16.03 | $13.31 | $14.01 | $12.49 | $9.29 |
| Number of accumulation units outstanding at end of period | 265,515 | 259,161 | 504 | 464 | 421 | 390 |
| **WANGER INTERNATIONAL** | | | | | | |
| (Funds were first received in this option during February 2008) | | | | | | |
| Value at beginning of period | $11.10 | $9.14 | $10.72 | $8.59 | $5.74 | $9.68 |
| Value at end of period | $13.57 | $11.10 | $9.14 | $10.72 | $8.59 | $5.74 |
| Number of accumulation units outstanding at end of period | 10,678 | 11,140 | 95 | 95 | 95 | 95 |
| **WANGER SELECT** | | | | | | |
| (Funds were first received in this option during January 2008) | | | | | | |
| Value at beginning of period | $17.24 | $14.57 | $17.71 | $14.01 | $8.44 | $14.64 |
| Value at end of period | $23.18 | $17.24 | $14.57 | $17.71 | $14.01 | $8.44 |
| Number of accumulation units outstanding at end of period | 115,678 | 121,183 | 22 | 20 | 16 | 12 |
| **WANGER USA** | | | | | | |
| (Funds were first received in this option during January 2008) | | | | | | |
| Value at beginning of period | $17.93 | $14.96 | $15.52 | $12.59 | $8.86 | $13.14 |
| Value at end of period | $23.96 | $17.93 | $14.96 | $15.52 | $12.59 | $8.86 |
| Number of accumulation units outstanding at end of period | 53,568 | 52,295 | 44 | 41 | 37 | 24 |

# Condensed Financial Information (continued)

| | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 | 2007 |
|---|---|---|---|---|---|---|---|
| **WASHINGTON MUTUAL INVESTORS FUND**<sup>SM</sup> | | | | | | | |
| (Funds were first received in this option during July 2008) | | | | | | | |
| Value at beginning of period | $14.88 | $13.24 | $12.39 | $10.94 | $6.45 | $8.42 | |
| Value at end of period | $19.59 | $14.88 | $13.24 | $12.39 | $10.94 | $6.45 | |
| Number of accumulation units outstanding at end of period | 100,058 | 111,096 | 0 | 0 | 0 | 22,900 | |
| **WELLS FARGO ADVANTAGE SPECIAL SMALL CAP VALUE FUND** | | | | | | | |
| (Funds were first received in this option during January 2008) | | | | | | | |
| Value at beginning of period | $28.21 | $24.89 | $25.47 | $20.79 | $16.03 | $21.81 | |
| Value at end of period | $38.91 | $28.21 | $24.89 | $25.47 | $20.79 | $16.03 | |
| Number of accumulation units outstanding at end of period | 44,890 | 46,010 | 27 | 24 | 19 | 14 | |

## TABLE 4

FOR CONTRACTS ISSUED UNDER 403(b), 401(a) AND 401(k) PLANS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 0.20%

(Selected data for accumulation units outstanding throughout each period)

| | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 | 2007 |
|---|---|---|---|---|---|---|---|
| **ARTISAN INTERNATIONAL FUND** | | | | | | | |
| (Funds were first received in this option during July 2011) | | | | | | | |
| Value at beginning of period | $9.96 | $7.96 | $9.22 | | | | |
| Value at end of period | $12.44 | $9.96 | $7.96 | | | | |
| Number of accumulation units outstanding at end of period | 0 | 0 | 1,381 | | | | |
| **CALVERT VP SRI BALANCED PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during July 2007) | | | | | | | |
| Value at beginning of period | $15.77 | $14.30 | $13.70 | $12.25 | $9.79 | $14.29 | $14.49 |
| Value at end of period | $18.57 | $15.77 | $14.30 | $13.70 | $12.25 | $9.79 | $14.29 |
| Number of accumulation units outstanding at end of period | 0 | 0 | 2,598 | 3,282 | 3,281 | 3,290 | 3,366 |
| **COLUMBIA DIVERSIFIED EQUITY INCOME FUND** | | | | | | | |
| (Funds were first received in this option during July 2011) | | | | | | | |
| Value at beginning of period | $9.96 | $8.68 | $9.71 | | | | |
| Value at end of period | $13.00 | $9.96 | $8.68 | | | | |
| Number of accumulation units outstanding at end of period | 0 | 0 | 47,541 | | | | |
| **EUROPACIFIC GROWTH FUND®** | | | | | | | |
| (Funds were first received in this option during July 2011) | | | | | | | |
| Value at beginning of period | $18.54 | $15.58 | $19.06 | | | | |
| Value at end of period | $22.23 | $18.54 | $15.58 | | | | |
| Number of accumulation units outstanding at end of period | 0 | 0 | 208,789 | | | | |
| **FIDELITY® VIP CONTRAFUND® PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during July 2007) | | | | | | | |
| Value at beginning of period | $24.39 | $20.99 | $21.58 | $18.45 | $13.62 | $23.74 | $22.46 |
| Value at end of period | $31.96 | $24.39 | $20.99 | $21.58 | $18.45 | $13.62 | $23.74 |
| Number of accumulation units outstanding at end of period | 338,998 | 323,829 | 753,805 | 279,861 | 256,899 | 211,179 | 174,740 |
| **FIDELITY® VIP EQUITY-INCOME PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during July 2007) | | | | | | | |
| Value at beginning of period | $16.90 | $14.43 | $14.32 | $12.46 | $9.59 | $16.76 | $18.20 |
| Value at end of period | $21.61 | $16.90 | $14.43 | $14.32 | $12.46 | $9.59 | $16.76 |
| Number of accumulation units outstanding at end of period | 107,622 | 64,225 | 179,410 | 62,511 | 65,342 | 60,756 | 66,138 |
| **FIDELITY® VIP GROWTH PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during July 2007) | | | | | | | |
| Value at beginning of period | $15.92 | $13.91 | $13.90 | $11.22 | $8.76 | $16.62 | $15.08 |
| Value at end of period | $21.66 | $15.92 | $13.91 | $13.90 | $11.22 | $8.76 | $16.62 |
| Number of accumulation units outstanding at end of period | 72,667 | 63,138 | 223,712 | 76,607 | 72,136 | 73,657 | 72,699 |

# Condensed Financial Information (continued)

| | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 | 2007 |
|---|---|---|---|---|---|---|---|
| **FIDELITY® VIP OVERSEAS PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during July 2007) | | | | | | | |
| Value at beginning of period | $14.41 | $11.96 | $14.47 | $12.82 | $10.15 | $18.10 | $17.77 |
| Value at end of period | $18.76 | $14.41 | $11.96 | $14.47 | $12.82 | $10.15 | $18.10 |
| Number of accumulation units outstanding at end of period | 48,875 | 43,476 | 58,786 | 48,351 | 40,973 | 39,506 | 28,482 |
| **FRANKLIN SMALL CAP VALUE SECURITIES FUND** | | | | | | | |
| (Funds were first received in this option during July 2007) | | | | | | | |
| Value at beginning of period | $23.56 | $19.94 | $20.76 | $16.23 | $12.59 | $18.83 | $21.75 |
| Value at end of period | $32.04 | $23.56 | $19.94 | $20.76 | $16.23 | $12.59 | $18.83 |
| Number of accumulation units outstanding at end of period | 0 | 0 | 99,109 | 0 | 37 | 37 | 37 |
| **FUNDAMENTAL INVESTORS℠** | | | | | | | |
| (Funds were first received in this option during July 2011) | | | | | | | |
| Value at beginning of period | $10.64 | $9.10 | $9.98 | | | | |
| Value at end of period | $13.95 | $10.64 | $9.10 | | | | |
| Number of accumulation units outstanding at end of period | 0 | 0 | 38,696 | | | | |
| **ING AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during July 2011) | | | | | | | |
| Value at beginning of period | $21.73 | $18.71 | $20.21 | | | | |
| Value at end of period | $28.48 | $21.73 | $18.71 | | | | |
| Number of accumulation units outstanding at end of period | 0 | 0 | 2,505 | | | | |
| **ING BALANCED PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during July 2007) | | | | | | | |
| Value at beginning of period | $17.42 | $15.36 | $15.59 | $13.69 | $11.51 | $16.03 | $16.05 |
| Value at end of period | $20.28 | $17.42 | $15.36 | $15.59 | $13.69 | $11.51 | $16.03 |
| Number of accumulation units outstanding at end of period | 0 | 0 | 112,983 | 27,488 | 35,461 | 36,613 | 47,473 |
| **ING BARON GROWTH PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during July 2011) | | | | | | | |
| Value at beginning of period | $23.63 | $19.78 | $21.77 | | | | |
| Value at end of period | $32.74 | $23.63 | $19.78 | | | | |
| Number of accumulation units outstanding at end of period | 0 | 0 | 25,994 | | | | |
| **ING BLACKROCK HEALTH SCIENCES OPPORTUNITIES PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during July 2011) | | | | | | | |
| Value at beginning of period | $15.68 | $13.23 | $14.33 | | | | |
| Value at end of period | $22.59 | $15.68 | $13.23 | | | | |
| Number of accumulation units outstanding at end of period | 0 | 0 | 6,416 | | | | |
| **ING BLACKROCK LARGE CAP GROWTH PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during July 2011) | | | | | | | |
| Value at beginning of period | $10.68 | $9.32 | $10.64 | | | | |
| Value at end of period | $14.22 | $10.68 | $9.32 | | | | |
| Number of accumulation units outstanding at end of period | 0 | 0 | 17,033 | | | | |
| **ING CLARION GLOBAL REAL ESTATE PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during July 2011) | | | | | | | |
| Value at beginning of period | $12.41 | $9.86 | $11.27 | | | | |
| Value at end of period | $12.88 | $12.41 | $9.86 | | | | |
| Number of accumulation units outstanding at end of period | 0 | 0 | 89,753 | | | | |
| **ING COLUMBIA CONTRARIAN CORE PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during July 2011) | | | | | | | |
| Value at beginning of period | $21.28 | $18.99 | $20.63 | | | | |
| Value at end of period | $28.62 | $21.28 | $18.99 | | | | |
| Number of accumulation units outstanding at end of period | 0 | 0 | 3,664 | | | | |

# Condensed Financial Information (continued)

| | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 | 2007 |
|---|---|---|---|---|---|---|---|
| **ING FMR℠ DIVERSIFIED MID CAP PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during July 2011) | | | | | | | |
| Value at beginning of period | $16.70 | $14.59 | $16.74 | | | | |
| Value at end of period | $22.67 | $16.70 | $14.59 | | | | |
| Number of accumulation units outstanding at end of period | 0 | 0 | 13,350 | | | | |
| **ING GLOBAL BOND PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during July 2007) | | | | | | | |
| Value at beginning of period | $15.82 | $14.69 | $14.20 | $12.14 | $10.00 | $11.86 | $11.48 |
| Value at end of period | $14.99 | $15.82 | $14.69 | $14.20 | $12.14 | $10.00 | $11.86 |
| Number of accumulation units outstanding at end of period | 44,139 | 46,204 | 121,080 | 38,334 | 26,667 | 26,195 | 20,516 |
| **ING GLOBAL RESOURCES PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during July 2011) | | | | | | | |
| Value at beginning of period | $11.75 | $12.12 | $13.94 | | | | |
| Value at end of period | $13.32 | $11.75 | $12.12 | | | | |
| Number of accumulation units outstanding at end of period | 0 | 0 | 47,676 | | | | |
| **ING GROWTH AND INCOME PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during July 2007) | | | | | | | |
| Value at beginning of period | $12.27 | $10.62 | $10.67 | $9.37 | $7.21 | $11.58 | $11.81 |
| Value at end of period | $16.00 | $12.27 | $10.62 | $10.67 | $9.37 | $7.21 | $11.58 |
| Number of accumulation units outstanding at end of period | 182,672 | 118,147 | 311,170 | 130,631 | 121,490 | 116,405 | 123,558 |
| **ING INDEX PLUS LARGECAP PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during July 2007) | | | | | | | |
| Value at beginning of period | $14.99 | $13.12 | $13.16 | $11.57 | $9.41 | $15.02 | $15.44 |
| Value at end of period | $19.88 | $14.99 | $13.12 | $13.16 | $11.57 | $9.41 | $15.02 |
| Number of accumulation units outstanding at end of period | 76,633 | 73,160 | 101,531 | 71,810 | 69,245 | 70,528 | 72,523 |
| **ING INDEX PLUS MIDCAP PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during July 2007) | | | | | | | |
| Value at beginning of period | $30.38 | $25.86 | $26.22 | $21.55 | $16.39 | $26.30 | $28.46 |
| Value at end of period | $40.80 | $30.38 | $25.86 | $26.22 | $21.55 | $16.39 | $26.30 |
| Number of accumulation units outstanding at end of period | 35,288 | 31,193 | 174,024 | 32,932 | 31,016 | 24,795 | 26,887 |
| **ING INDEX PLUS SMALLCAP PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during July 2007) | | | | | | | |
| Value at beginning of period | $21.06 | $18.78 | $18.96 | $15.46 | $12.41 | $18.72 | $21.65 |
| Value at end of period | $30.00 | $21.06 | $18.78 | $18.96 | $15.46 | $12.41 | $18.72 |
| Number of accumulation units outstanding at end of period | 0 | 28,648 | 114,737 | 32,554 | 28,645 | 21,589 | 20,872 |
| **ING INTERMEDIATE BOND PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during July 2007) | | | | | | | |
| Value at beginning of period | $21.99 | $20.14 | $18.77 | $17.12 | $15.38 | $16.83 | $16.02 |
| Value at end of period | $21.92 | $21.99 | $20.14 | $18.77 | $17.12 | $15.38 | $16.83 |
| Number of accumulation units outstanding at end of period | 47,219 | 47,271 | 166,824 | 44,019 | 44,137 | 38,193 | 34,483 |
| **ING INTERNATIONAL INDEX PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during August 2009) | | | | | | | |
| Value at beginning of period | $8.50 | $7.17 | $8.18 | $7.60 | $6.97 | | |
| Value at end of period | $10.30 | $8.50 | $7.17 | $8.18 | $7.60 | | |
| Number of accumulation units outstanding at end of period | 0 | 0 | 4,867 | 930 | 930 | | |
| **ING INTERNATIONAL VALUE PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during July 2007) | | | | | | | |
| Value at beginning of period | $14.72 | $12.37 | $14.58 | $14.25 | $11.23 | $19.65 | $19.43 |
| Value at end of period | $17.81 | $14.72 | $12.37 | $14.58 | $14.25 | $11.23 | $19.65 |
| Number of accumulation units outstanding at end of period | 0 | 0 | 175,795 | 156,340 | 136,230 | 101,460 | 81,788 |

**Condensed Financial Information (continued)**

| | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 | 2007 |
|---|---|---|---|---|---|---|---|
| **ING INVESCO COMSTOCK PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during July 2011) | | | | | | | |
| Value at beginning of period | $15.88 | $13.41 | $14.69 | | | | |
| Value at end of period | $21.40 | $15.88 | $13.41 | | | | |
| Number of accumulation units outstanding at end of period | 0 | 0 | 4,717 | | | | |
| **ING INVESCO EQUITY AND INCOME PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during July 2007) | | | | | | | |
| Value at beginning of period | $15.09 | $13.40 | $13.58 | $11.74 | $9.89 | $12.54 | $13.37 |
| Value at end of period | $18.82 | $15.09 | $13.40 | $13.58 | $11.74 | $9.89 | $12.54 |
| Number of accumulation units outstanding at end of period | 326,671 | 283,138 | 408,236 | 229,146 | 191,941 | 146,261 | 142,051 |
| **ING INVESCO GROWTH AND INCOME PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during July 2011) | | | | | | | |
| Value at beginning of period | $13.82 | $12.09 | $13.10 | | | | |
| Value at end of period | $18.47 | $13.82 | $12.09 | | | | |
| Number of accumulation units outstanding at end of period | 0 | 0 | 1,437 | | | | |
| **ING JPMORGAN MID CAP VALUE PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during July 2011) | | | | | | | |
| Value at beginning of period | $23.22 | $19.38 | $20.69 | | | | |
| Value at end of period | $30.48 | $23.22 | $19.38 | | | | |
| Number of accumulation units outstanding at end of period | 0 | 0 | 3,971 | | | | |
| **ING LARGE CAP GROWTH PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during January 2011) | | | | | | | |
| Value at beginning of period | $12.28 | $10.42 | $10.33 | | | | |
| Value at end of period | $16.05 | $12.28 | $10.42 | | | | |
| Number of accumulation units outstanding at end of period | 32,080 | 25,233 | 33,036 | | | | |
| **ING LARGE CAP VALUE PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during July 2007) | | | | | | | |
| Value at beginning of period | $10.25 | $8.95 | $8.66 | $7.27 | $6.47 | $9.28 | $9.47 |
| Value at end of period | $13.38 | $10.25 | $8.95 | $8.66 | $7.27 | $6.47 | $9.28 |
| Number of accumulation units outstanding at end of period | 0 | 0 | 658,765 | 454 | 522 | 522 | 522 |
| **ING MFS UTILITIES PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during July 2011) | | | | | | | |
| Value at beginning of period | $21.40 | $18.93 | $19.91 | | | | |
| Value at end of period | $25.66 | $21.40 | $18.93 | | | | |
| Number of accumulation units outstanding at end of period | 0 | 0 | 6,851 | | | | |
| **ING MIDCAP OPPORTUNITIES PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during July 2007) | | | | | | | |
| Value at beginning of period | $20.51 | $17.99 | $18.12 | $13.93 | $9.87 | $15.85 | $14.83 |
| Value at end of period | $27.01 | $20.51 | $17.99 | $18.12 | $13.93 | $9.87 | $15.85 |
| Number of accumulation units outstanding at end of period | 0 | 0 | 13,891 | 0 | 0 | 0 | 165 |
| **ING MONEY MARKET PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during July 2011) | | | | | | | |
| Value at beginning of period | $14.18 | $14.20 | $14.21 | | | | |
| Value at end of period | $14.15 | $14.18 | $14.20 | | | | |
| Number of accumulation units outstanding at end of period | 0 | 0 | 105,090 | | | | |
| **ING MULTI-MANAGER LARGE CAP CORE PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during July 2007) | | | | | | | |
| Value at beginning of period | $11.32 | $10.27 | $10.75 | $9.28 | $7.47 | $11.43 | $11.32 |
| Value at end of period | $14.77 | $11.32 | $10.27 | $10.75 | $9.28 | $7.47 | $11.43 |
| Number of accumulation units outstanding at end of period | 0 | 0 | 2,983 | 1,236 | 2,193 | 2,260 | 2,964 |

| | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 | 2007 |
|---|---|---|---|---|---|---|---|
| **ING OPPENHEIMER GLOBAL PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during July 2007) | | | | | | | |
| Value at beginning of period | $15.76 | $13.46 | $14.68 | $12.68 | $8.77 | $14.73 | $15.87 |
| Value at end of period | $20.74 | $15.76 | $13.46 | $14.68 | $12.68 | $8.77 | $14.73 |
| Number of accumulation units outstanding at end of period | 101,256 | 104,742 | 290,528 | 115,621 | 110,410 | 104,815 | 98,894 |
| **ING PIMCO TOTAL RETURN PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during July 2011) | | | | | | | |
| Value at beginning of period | $17.97 | $16.69 | $16.62 | | | | |
| Value at end of period | $17.59 | $17.97 | $16.69 | | | | |
| Number of accumulation units outstanding at end of period | 0 | 0 | 210,249 | | | | |
| **ING RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during July 2011) | | | | | | | |
| Value at beginning of period | $16.89 | $14.78 | $15.19 | | | | |
| Value at end of period | $22.24 | $16.89 | $14.78 | | | | |
| Number of accumulation units outstanding at end of period | 0 | 0 | 3,947 | | | | |
| **ING SMALL CAP OPPORTUNITIES PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during July 2007) | | | | | | | |
| Value at beginning of period | $13.51 | $11.75 | $11.68 | $8.84 | $6.76 | $10.34 | $10.75 |
| Value at end of period | $18.75 | $13.51 | $11.75 | $11.68 | $8.84 | $6.76 | $10.34 |
| Number of accumulation units outstanding at end of period | 0 | 0 | 35,196 | 56 | 75 | 75 | 75 |
| **ING SMALL COMPANY PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during July 2007) | | | | | | | |
| Value at beginning of period | $26.10 | $22.84 | $23.47 | $18.91 | $14.85 | $21.58 | $22.93 |
| Value at end of period | $35.89 | $26.10 | $22.84 | $23.47 | $18.91 | $14.85 | $21.58 |
| Number of accumulation units outstanding at end of period | 52,556 | 28,708 | 109,344 | 19,003 | 14,741 | 12,630 | 13,555 |
| **ING SOLUTION 2015 PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during July 2011) | | | | | | | |
| Value at beginning of period | $13.54 | $12.17 | $12.84 | | | | |
| Value at end of period | $14.74 | $13.54 | $12.17 | | | | |
| Number of accumulation units outstanding at end of period | 0 | 0 | 48,705 | | | | |
| **ING SOLUTION 2025 PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during July 2011) | | | | | | | |
| Value at beginning of period | $13.28 | $11.73 | $12.78 | | | | |
| Value at end of period | $15.42 | $13.28 | $11.73 | | | | |
| Number of accumulation units outstanding at end of period | 0 | 0 | 159,373 | | | | |
| **ING SOLUTION 2035 PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during July 2011) | | | | | | | |
| Value at beginning of period | $13.43 | $11.69 | $12.98 | | | | |
| Value at end of period | $16.13 | $13.43 | $11.69 | | | | |
| Number of accumulation units outstanding at end of period | 0 | 0 | 202,899 | | | | |
| **ING SOLUTION 2045 PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during July 2011) | | | | | | | |
| Value at beginning of period | $13.42 | $11.65 | $13.02 | | | | |
| Value at end of period | $16.54 | $13.42 | $11.65 | | | | |
| Number of accumulation units outstanding at end of period | 0 | 0 | 284,222 | | | | |
| **ING SOLUTION 2055 PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during July 2011) | | | | | | | |
| Value at beginning of period | $12.67 | $10.98 | $12.28 | | | | |
| Value at end of period | $15.61 | $12.67 | $10.98 | | | | |
| Number of accumulation units outstanding at end of period | 0 | 0 | 16,886 | | | | |

| | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 | 2007 |
|---|---|---|---|---|---|---|---|
| **ING SOLUTION INCOME PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during July 2011) | | | | | | | |
| Value at beginning of period | $13.63 | $12.44 | $12.89 | | | | |
| Value at end of period | $14.55 | $13.63 | $12.44 | | | | |
| Number of accumulation units outstanding at end of period | 0 | 0 | 110,895 | | | | |
| **ING STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during July 2007) | | | | | | | |
| Value at beginning of period | $17.18 | $15.33 | $15.09 | $13.62 | $11.57 | $15.17 | $14.94 |
| Value at end of period | $19.23 | $17.18 | $15.33 | $15.09 | $13.62 | $11.57 | $15.17 |
| Number of accumulation units outstanding at end of period | 0 | 0 | 1,288 | 0 | 32 | 32 | 32 |
| **ING STRATEGIC ALLOCATION GROWTH PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during July 2007) | | | | | | | |
| Value at beginning of period | $14.28 | $12.44 | $12.84 | $11.38 | $9.11 | $14.27 | $14.65 |
| Value at end of period | $17.44 | $14.28 | $12.44 | $12.84 | $11.38 | $9.11 | $14.27 |
| Number of accumulation units outstanding at end of period | 0 | 0 | 2,128 | 372 | 372 | 371 | 499 |
| **ING STRATEGIC ALLOCATION MODERATE PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during July 2007) | | | | | | | |
| Value at beginning of period | $15.40 | $13.58 | $13.69 | $12.24 | $10.07 | $14.51 | $14.65 |
| Value at end of period | $17.92 | $15.40 | $13.58 | $13.69 | $12.24 | $10.07 | $14.51 |
| Number of accumulation units outstanding at end of period | 0 | 0 | 13,363 | 155 | 155 | 162 | 187 |
| **ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during July 2011) | | | | | | | |
| Value at beginning of period | $16.86 | $14.75 | $15.37 | | | | |
| Value at end of period | $20.56 | $16.86 | $14.75 | | | | |
| Number of accumulation units outstanding at end of period | 0 | 0 | 228,698 | | | | |
| **ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during July 2007) | | | | | | | |
| Value at beginning of period | $16.34 | $14.50 | $15.08 | $11.44 | $7.83 | $14.18 | $14.23 |
| Value at end of period | $22.66 | $16.34 | $14.50 | $15.08 | $11.44 | $7.83 | $14.18 |
| Number of accumulation units outstanding at end of period | 106,306 | 112,142 | 176,393 | 116,394 | 114,829 | 109,614 | 100,281 |
| **ING T. ROWE PRICE EQUITY INCOME PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during July 2011) | | | | | | | |
| Value at beginning of period | $20.14 | $17.22 | $18.44 | | | | |
| Value at end of period | $26.08 | $20.14 | $17.22 | | | | |
| Number of accumulation units outstanding at end of period | 0 | 0 | 20,738 | | | | |
| **ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during July 2007) | | | | | | | |
| Value at beginning of period | $19.61 | $16.53 | $16.74 | $14.35 | $10.06 | $17.44 | $17.52 |
| Value at end of period | $27.26 | $19.61 | $16.53 | $16.74 | $14.35 | $10.06 | $17.44 |
| Number of accumulation units outstanding at end of period | 139,081 | 123,037 | 312,740 | 84,378 | 84,895 | 79,027 | 76,726 |
| **ING TEMPLETON FOREIGN EQUITY PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during April 2008) | | | | | | | |
| Value at beginning of period | $9.46 | $7.97 | $9.08 | $8.35 | $6.33 | $10.21 | |
| Value at end of period | $11.35 | $9.46 | $7.97 | $9.08 | $8.35 | $6.33 | |
| Number of accumulation units outstanding at end of period | 84,989 | 76,474 | 72,328 | 47,029 | 39,236 | 35,677 | |
| **INVESCO V.I. CORE EQUITY FUND** | | | | | | | |
| (Funds were first received in this option during July 2007) | | | | | | | |
| Value at beginning of period | $12.88 | $11.34 | $11.37 | $10.40 | $8.12 | $11.65 | $11.87 |
| Value at end of period | $16.62 | $12.88 | $11.34 | $11.37 | $10.40 | $8.12 | $11.65 |
| Number of accumulation units outstanding at end of period | 3,627 | 3,934 | 13,133 | 4,671 | 5,022 | 5,627 | 6,242 |

**Condensed Financial Information (continued)**

| | 2007 | 2008 | 2009 | 2010 | 2011 | 2012 | 2013 |
|---|---|---|---|---|---|---|---|
| **LAZARD U.S. MID CAP EQUITY PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during July 2011) | | | | | | | |
| Value at beginning of period | | | | | $9.69 | $8.60 | $9.05 |
| Value at end of period | | | | | $8.60 | $9.05 | $11.97 |
| Number of accumulation units outstanding at end of period | | | | | 4,212 | 0 | 0 |
| **LORD ABBETT SERIES FUND - MID CAP STOCK PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during July 2007) | | | | | | | |
| Value at beginning of period | $17.76 | $15.82 | $9.57 | $12.10 | $15.14 | $14.51 | $16.58 |
| Value at end of period | $15.82 | $9.57 | $12.10 | $15.14 | $14.51 | $16.58 | $21.57 |
| Number of accumulation units outstanding at end of period | 107 | 107 | 107 | 73 | 118,599 | 0 | 0 |
| **NEW PERSPECTIVE FUND®** | | | | | | | |
| (Funds were first received in this option during July 2011) | | | | | | | |
| Value at beginning of period | | | | | $17.65 | $15.45 | $18.63 |
| Value at end of period | | | | | $15.45 | $18.63 | $23.57 |
| Number of accumulation units outstanding at end of period | | | | | 147,103 | 0 | 0 |
| **OPPENHEIMER DEVELOPING MARKETS FUND** | | | | | | | |
| (Funds were first received in this option during July 2011) | | | | | | | |
| Value at beginning of period | | | | | $84.36 | $69.12 | $83.36 |
| Value at end of period | | | | | $69.12 | $83.36 | $90.14 |
| Number of accumulation units outstanding at end of period | | | | | 33,584 | 0 | 0 |
| **OPPENHEIMER MAIN STREET SMALL CAP FUND®/VA** | | | | | | | |
| (Funds were first received in this option during July 2011) | | | | | | | |
| Value at beginning of period | | | | | $15.30 | $13.64 | $16.06 |
| Value at end of period | | | | | $13.64 | $16.06 | $22.61 |
| Number of accumulation units outstanding at end of period | | | | | 2,739 | 0 | 0 |
| **PAX WORLD BALANCED FUND** | | | | | | | |
| (Funds were first received in this option during July 2011) | | | | | | | |
| Value at beginning of period | | | | | $14.00 | $12.86 | $14.28 |
| Value at end of period | | | | | $12.86 | $14.28 | $16.59 |
| Number of accumulation units outstanding at end of period | | | | | 9,119 | 0 | 0 |
| **PIMCO VIT REAL RETURN PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during July 2011) | | | | | | | |
| Value at beginning of period | | | | | $15.25 | $16.18 | $17.56 |
| Value at end of period | | | | | $16.18 | $17.56 | $15.91 |
| Number of accumulation units outstanding at end of period | | | | | 36,423 | 0 | 0 |
| **PIONEER EMERGING MARKETS VCT PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during July 2011) | | | | | | | |
| Value at beginning of period | | | | | $10.61 | $8.24 | $9.21 |
| Value at end of period | | | | | $8.24 | $9.21 | $9.01 |
| Number of accumulation units outstanding at end of period | | | | | 18,122 | 0 | 0 |
| **PIONEER HIGH YIELD VCT PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during July 2011) | | | | | | | |
| Value at beginning of period | | | | | $16.07 | $14.89 | $17.24 |
| Value at end of period | | | | | $14.89 | $17.24 | $19.28 |
| Number of accumulation units outstanding at end of period | | | | | 40,883 | 0 | 0 |
| **SMALLCAP WORLD FUND®** | | | | | | | |
| (Funds were first received in this option during July 2011) | | | | | | | |
| Value at beginning of period | | | | | $10.86 | $8.97 | $10.92 |
| Value at end of period | | | | | $8.97 | $10.92 | $14.10 |
| Number of accumulation units outstanding at end of period | | | | | 7,105 | 0 | 0 |

# Condensed Financial Information (continued)

| | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 | 2007 |
|---|---|---|---|---|---|---|---|
| **TEMPLETON GLOBAL BOND FUND** | | | | | | | |
| (Funds were first received in this option during July 2011) | | | | | | | |
| Value at beginning of period | $34.30 | $29.67 | $31.99 | | | | |
| Value at end of period | $34.99 | $34.30 | $29.67 | | | | |
| Number of accumulation units outstanding at end of period | 0 | 0 | 26,118 | | | | |
| **THE BOND FUND OF AMERICA^SM** | | | | | | | |
| (Funds were first received in this option during July 2011) | | | | | | | |
| Value at beginning of period | $12.07 | $11.42 | $11.02 | | | | |
| Value at end of period | $11.80 | $12.07 | $11.42 | | | | |
| Number of accumulation units outstanding at end of period | 0 | 0 | 2,618 | | | | |
| **THE GROWTH FUND OF AMERICA®** | | | | | | | |
| (Funds were first received in this option during July 2011) | | | | | | | |
| Value at beginning of period | $15.90 | $13.21 | $14.73 | | | | |
| Value at end of period | $21.23 | $15.90 | $13.21 | | | | |
| Number of accumulation units outstanding at end of period | 0 | 0 | 231,025 | | | | |
| **WANGER INTERNATIONAL** | | | | | | | |
| (Funds were first received in this option during July 2011) | | | | | | | |
| Value at beginning of period | $11.04 | $9.10 | $11.09 | | | | |
| Value at end of period | $13.48 | $11.04 | $9.10 | | | | |
| Number of accumulation units outstanding at end of period | 0 | 0 | 5,069 | | | | |
| **WANGER SELECT** | | | | | | | |
| (Funds were first received in this option during July 2011) | | | | | | | |
| Value at beginning of period | $17.09 | $14.46 | $17.72 | | | | |
| Value at end of period | $22.95 | $17.09 | $14.46 | | | | |
| Number of accumulation units outstanding at end of period | 0 | 0 | 125,289 | | | | |
| **WANGER USA** | | | | | | | |
| (Funds were first received in this option during July 2011) | | | | | | | |
| Value at beginning of period | $17.78 | $14.84 | $17.40 | | | | |
| Value at end of period | $23.73 | $17.78 | $14.84 | | | | |
| Number of accumulation units outstanding at end of period | 0 | 0 | 52,165 | | | | |
| **WASHINGTON MUTUAL INVESTORS FUND^SM** | | | | | | | |
| (Funds were first received in this option during July 2011) | | | | | | | |
| Value at beginning of period | $14.75 | $13.14 | $13.45 | | | | |
| Value at end of period | $19.41 | $14.75 | $13.14 | | | | |
| Number of accumulation units outstanding at end of period | 0 | 0 | 113,798 | | | | |
| **WELLS FARGO ADVANTAGE SPECIAL SMALL CAP VALUE FUND** | | | | | | | |
| (Funds were first received in this option during July 2011) | | | | | | | |
| Value at beginning of period | $27.86 | $24.61 | $26.53 | | | | |
| Value at end of period | $38.40 | $27.86 | $24.61 | | | | |
| Number of accumulation units outstanding at end of period | 0 | 0 | 48,205 | | | | |

**TABLE 5**

FOR CONTRACTS ISSUED UNDER 403(b), 401(a) AND 401(k) PLANS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 0.25%
(Selected data for accumulation units outstanding throughout each period)

| | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ALGER GREEN FUND** | | | | | | | | | | |
| (Funds were first received in this option during October 2010) | | | | | | | | | | |
| Value at beginning of period | $15.44 | $13.47 | $14.25 | $13.42 | | | | | | |
| Value at end of period | $20.75 | $15.44 | $13.47 | $14.25 | | | | | | |
| Number of accumulation units outstanding at end of period | 313 | 297 | 15 | 6 | | | | | | |

CFI 36

**Condensed Financial Information (continued)**

| | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 |
|---|---|---|---|---|---|---|---|---|---|---|
| **AMERICAN CENTURY® INFLATION-ADJUSTED BOND FUND** | | | | | | | | | | |
| (Funds were first received in this option during February 2010) | | | | | | | | | | |
| Value at beginning of period | $13.59 | $12.77 | $11.33 | $10.92 | | | | | | |
| Value at end of period | $12.32 | $13.59 | $12.77 | $11.33 | | | | | | |
| Number of accumulation units outstanding at end of period | 593 | 6,582 | 9,470 | 1,690 | | | | | | |
| **ARIEL FUND** | | | | | | | | | | |
| (Funds were first received in this option during April 2011) | | | | | | | | | | |
| Value at beginning of period | $19.19 | $15.99 | $19.62 | | | | | | | |
| Value at end of period | $27.69 | $19.19 | $15.99 | | | | | | | |
| Number of accumulation units outstanding at end of period | 0 | 0 | 96 | | | | | | | |
| **ARTISAN INTERNATIONAL FUND** | | | | | | | | | | |
| (Funds were first received in this option during April 2009) | | | | | | | | | | |
| Value at beginning of period | $9.93 | $7.94 | $8.58 | $8.13 | $5.64 | | | | | |
| Value at end of period | $12.40 | $9.93 | $7.94 | $8.58 | $8.13 | | | | | |
| Number of accumulation units outstanding at end of period | 53 | 473 | 316 | 1,949 | 145 | | | | | |
| **ASTON/FAIRPOINTE MID CAP FUND** | | | | | | | | | | |
| (Funds were first received in this option during January 2011) | | | | | | | | | | |
| Value at beginning of period | $12.77 | $10.99 | $11.91 | | | | | | | |
| Value at end of period | $18.40 | $12.77 | $10.99 | | | | | | | |
| Number of accumulation units outstanding at end of period | 24 | 18 | 2,700 | | | | | | | |
| **CALVERT VP SRI BALANCED PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $15.65 | $14.20 | $13.61 | $12.17 | $9.74 | $14.22 | $13.87 | $12.79 | $12.13 | $11.23 |
| Value at end of period | $18.42 | $15.65 | $14.20 | $13.61 | $12.17 | $9.74 | $14.22 | $13.87 | $12.79 | $12.13 |
| Number of accumulation units outstanding at end of period | 415 | 2,991 | 7,853 | 3,078 | 42 | 100 | 95 | 7,566 | 43,891 | 99,892 |
| **COLUMBIA DIVERSIFIED EQUITY INCOME FUND** | | | | | | | | | | |
| (Funds were first received in this option during July 2010) | | | | | | | | | | |
| Value at beginning of period | $9.94 | $8.66 | $9.15 | $7.22 | | | | | | |
| Value at end of period | $12.97 | $9.94 | $8.66 | $9.15 | | | | | | |
| Number of accumulation units outstanding at end of period | 0 | 0 | 0 | 47,730 | | | | | | |
| **EUROPACIFIC GROWTH FUND®** | | | | | | | | | | |
| (Funds were first received in this option during August 2007) | | | | | | | | | | |
| Value at beginning of period | $18.46 | $15.52 | $18.01 | $16.51 | $11.89 | $20.06 | $18.20 | | | |
| Value at end of period | $22.13 | $18.46 | $15.52 | $18.01 | $16.51 | $11.89 | $20.06 | | | |
| Number of accumulation units outstanding at end of period | 1,557 | 1,195 | 2,703 | 202,204 | 453 | 259 | 73,974 | | | |
| **FIDELITY® VIP CONTRAFUND® PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $24.21 | $20.85 | $21.45 | $18.34 | $13.55 | $23.63 | $20.14 | $18.08 | $15.50 | $13.45 |
| Value at end of period | $31.71 | $24.21 | $20.85 | $21.45 | $18.34 | $13.55 | $23.63 | $20.14 | $18.08 | $15.50 |
| Number of accumulation units outstanding at end of period | 96,589 | 238,720 | 238,424 | 458,761 | 18,750 | 20,555 | 106,326 | 434,646 | 361,094 | 756,701 |
| **FIDELITY® VIP EQUITY-INCOME PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $16.77 | $14.33 | $14.23 | $12.39 | $9.54 | $16.68 | $16.47 | $13.73 | $13.01 | $11.69 |
| Value at end of period | $21.44 | $16.77 | $14.33 | $14.23 | $12.39 | $9.54 | $16.68 | $16.47 | $13.73 | $13.01 |
| Number of accumulation units outstanding at end of period | 21,819 | 89,416 | 93,694 | 132,701 | 11,560 | 11,805 | 12,643 | 268,626 | 202,845 | 553,784 |
| **FIDELITY® VIP GROWTH PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $15.80 | $13.81 | $13.82 | $11.16 | $8.72 | $16.54 | $13.06 | $12.25 | $11.61 | $11.26 |
| Value at end of period | $21.49 | $15.80 | $13.81 | $13.82 | $11.16 | $8.72 | $16.54 | $13.06 | $12.25 | $11.61 |
| Number of accumulation units outstanding at end of period | 53,249 | 156,769 | 155,677 | 161,664 | 7,718 | 8,552 | 8,303 | 482,225 | 189,018 | 658,027 |
| **FIDELITY® VIP OVERSEAS PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $14.31 | $11.88 | $14.38 | $12.74 | $10.10 | $18.01 | $15.39 | $13.07 | $11.00 | $9.71 |
| Value at end of period | $18.62 | $14.31 | $11.88 | $14.38 | $12.74 | $10.10 | $18.01 | $15.39 | $13.07 | $11.00 |
| Number of accumulation units outstanding at end of period | 19,503 | 35,531 | 32,505 | 8,381 | 1,554 | 3,419 | 3,637 | 17,126 | 41,669 | 109,081 |

| | 2004 | 2005 | 2006 | 2007 | 2008 | 2009 | 2010 | 2011 | 2012 | 2013 |
|---|---|---|---|---|---|---|---|---|---|---|
| **FRANKLIN SMALL CAP VALUE SECURITIES FUND** | | | | | | | | | | |
| (Funds were first received in this option during August 2007) | | | | | | | | | | |
| Value at beginning of period | | | | $19.75 | $18.77 | $12.54 | $16.16 | $20.67 | $19.84 | $23.43 |
| Value at end of period | | | | $18.77 | $12.54 | $16.16 | $20.67 | $19.84 | $23.43 | $31.84 |
| Number of accumulation units outstanding at end of period | | | | 19,397 | 26 | 46 | 98,563 | 83,559 | 86,728 | 38,388 |
| **FUNDAMENTAL INVESTORS**<sup>SM</sup> | | | | | | | | | | |
| (Funds were first received in this option during July 2010) | | | | | | | | | | |
| Value at beginning of period | | | | | | | $7.52 | $9.28 | $9.08 | $10.61 |
| Value at end of period | | | | | | | $9.28 | $9.08 | $10.61 | $13.92 |
| Number of accumulation units outstanding at end of period | | | | | | | 26,633 | 0 | 0 | 0 |
| **ING AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during October 2007) | | | | | | | | | | |
| Value at beginning of period | | | | $17.44 | $15.97 | $11.70 | $15.84 | $19.28 | $18.62 | $21.61 |
| Value at end of period | | | | $15.97 | $11.70 | $15.84 | $19.28 | $18.62 | $21.61 | $28.32 |
| Number of accumulation units outstanding at end of period | | | | 635 | 815 | 685 | 2,924 | 1,561 | 818 | 1,046 |
| **ING BALANCED PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $12.17 | $13.28 | $13.81 | $15.15 | $15.96 | $11.44 | $13.61 | $15.49 | $15.25 | $17.29 |
| Value at end of period | $13.28 | $13.81 | $15.15 | $15.96 | $11.44 | $13.61 | $15.49 | $15.25 | $17.29 | $20.13 |
| Number of accumulation units outstanding at end of period | 1,049,384 | 572,911 | 46,964 | 48,556 | 43,294 | 39,380 | 129,977 | 127,231 | 125,251 | 87,159 |
| **ING BARON GROWTH PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during October 2007) | | | | | | | | | | |
| Value at beginning of period | | | | $20.28 | $19.36 | $11.35 | $15.30 | $19.31 | $19.69 | $23.50 |
| Value at end of period | | | | $19.36 | $11.35 | $15.30 | $19.31 | $19.69 | $23.50 | $32.55 |
| Number of accumulation units outstanding at end of period | | | | 2,113 | 1,616 | 1,926 | 28,664 | 3,231 | 2,091 | 2,069 |
| **ING BLACKROCK HEALTH SCIENCES OPPORTUNITIES PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during October 2007) | | | | | | | | | | |
| Value at beginning of period | | | | $13.75 | $13.88 | $9.87 | $11.83 | $12.62 | $13.19 | $15.62 |
| Value at end of period | | | | $13.88 | $9.87 | $11.83 | $12.62 | $13.19 | $15.62 | $22.49 |
| Number of accumulation units outstanding at end of period | | | | 205 | 3,896 | 61 | 7,119 | 577 | 642 | 5,440 |
| **ING BLACKROCK LARGE CAP GROWTH PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2007) | | | | | | | | | | |
| Value at beginning of period | | | | $10.70 | $10.51 | $6.40 | $8.33 | $9.44 | $9.30 | $10.65 |
| Value at end of period | | | | $10.51 | $6.40 | $8.33 | $9.44 | $9.30 | $10.65 | $14.17 |
| Number of accumulation units outstanding at end of period | | | | 6,449 | 6,086 | 6,596 | 22,579 | 31,886 | 35,404 | 9,858 |
| **ING CLARION GLOBAL REAL ESTATE PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during September 2008) | | | | | | | | | | |
| Value at beginning of period | | | | | $9.75 | $6.72 | $8.97 | $10.41 | $9.85 | $12.39 |
| Value at end of period | | | | | $6.72 | $8.97 | $10.41 | $9.85 | $12.39 | $12.84 |
| Number of accumulation units outstanding at end of period | | | | | 356 | 388 | 84,966 | 1 | 40 | 75 |
| **ING CLARION REAL ESTATE PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during October 2007) | | | | | | | | | | |
| Value at beginning of period | | | | $12.16 | $10.16 | $6.23 | $8.45 | $10.78 | $11.78 | $13.57 |
| Value at end of period | | | | $10.16 | $6.23 | $8.45 | $10.78 | $11.78 | $13.57 | $13.82 |
| Number of accumulation units outstanding at end of period | | | | 297 | 309 | 309 | 71 | 1,518 | 1,994 | 1,589 |
| **ING COLUMBIA CONTRARIAN CORE PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during October 2007) | | | | | | | | | | |
| Value at beginning of period | | | | $23.12 | $22.34 | $13.54 | $17.78 | $19.87 | $18.90 | $21.16 |
| Value at end of period | | | | $22.34 | $13.54 | $17.78 | $19.87 | $18.90 | $21.16 | $28.44 |
| Number of accumulation units outstanding at end of period | | | | 261 | 602 | 767 | 5,907 | 136 | 136 | 136 |
| **ING COLUMBIA SMALL CAP VALUE II PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during October 2007) | | | | | | | | | | |
| Value at beginning of period | | | | $11.12 | $10.41 | $6.84 | $8.51 | $10.64 | $10.33 | $11.77 |
| Value at end of period | | | | $10.16 | $6.84 | $8.51 | $10.64 | $10.33 | $11.77 | $16.43 |
| Number of accumulation units outstanding at end of period | | | | 287 | 0 | 0 | 0 | 0 | 0 | 0 |

# Condensed Financial Information (continued)

| | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING FMR℠ DIVERSIFIED MID CAP PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during October 2007) | | | | | | | | | | |
| Value at beginning of period | $16.63 | $14.55 | $16.38 | $12.79 | $9.21 | $15.18 | $15.91 | | | |
| Value at end of period | $22.57 | $16.63 | $14.55 | $16.38 | $12.79 | $9.21 | $15.18 | | | |
| Number of accumulation units outstanding at end of period | 519 | 717 | 616 | 14,269 | 152 | 91 | 41 | | | |
| **ING GLOBAL BOND PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2005) | | | | | | | | | | |
| Value at beginning of period | $15.76 | $14.64 | $14.15 | $12.11 | $9.98 | $11.85 | $10.92 | $10.21 | $10.02 | |
| Value at end of period | $15.09 | $15.76 | $14.64 | $14.15 | $12.11 | $9.98 | $11.85 | $10.92 | $10.21 | |
| Number of accumulation units outstanding at end of period | 26,666 | 126,185 | 150,574 | 80,815 | 4,910 | 4,260 | 3,783 | 124,184 | 77,967 | |
| **ING GLOBAL RESOURCES PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during January 2007) | | | | | | | | | | |
| Value at beginning of period | $11.71 | $12.09 | $13.34 | $10.99 | $8.01 | $13.61 | $9.70 | | | |
| Value at end of period | $13.27 | $11.71 | $12.09 | $13.34 | $10.99 | $8.01 | $13.61 | | | |
| Number of accumulation units outstanding at end of period | 1,801 | 2,003 | 7,421 | 76,102 | 11,222 | 8,798 | 12,208 | | | |
| **ING GNMA INCOME FUND** | | | | | | | | | | |
| (Funds were first received in this option during July 2010) | | | | | | | | | | |
| Value at beginning of period | $17.22 | $16.78 | $15.66 | $15.53 | | | | | | |
| Value at end of period | $16.86 | $17.22 | $16.78 | $15.66 | | | | | | |
| Number of accumulation units outstanding at end of period | 2,626 | 1,934 | 811 | 301 | | | | | | |
| **ING GROWTH AND INCOME PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $12.18 | $10.55 | $10.61 | $9.32 | $7.17 | $11.52 | $10.76 | $9.44 | $8.75 | $8.10 |
| Value at end of period | $15.88 | $12.18 | $10.55 | $10.61 | $9.32 | $7.17 | $11.52 | $10.76 | $9.44 | $8.75 |
| Number of accumulation units outstanding at end of period | 173,367 | 269,718 | 272,902 | 310,416 | 125,289 | 138,850 | 159,937 | 75,268 | 2,061,293 | 3,746,930 |
| **ING INDEX PLUS LARGECAP PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $14.88 | $13.03 | $13.08 | $11.50 | $9.36 | $14.94 | $14.26 | $12.48 | $11.87 | $10.76 |
| Value at end of period | $19.73 | $14.88 | $13.03 | $13.08 | $11.50 | $9.36 | $14.94 | $14.26 | $12.48 | $11.87 |
| Number of accumulation units outstanding at end of period | 31,862 | 99,583 | 98,686 | 46,527 | 16,104 | 16,232 | 16,811 | 246,214 | 328,361 | 714,616 |
| **ING INDEX PLUS MIDCAP PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $30.16 | $25.69 | $26.05 | $21.42 | $16.30 | $26.18 | $24.88 | $22.79 | $20.56 | $17.68 |
| Value at end of period | $40.48 | $30.16 | $25.69 | $26.05 | $21.42 | $16.30 | $26.18 | $24.88 | $22.79 | $20.56 |
| Number of accumulation units outstanding at end of period | 34,697 | 88,735 | 86,553 | 149,806 | 4,981 | 5,005 | 26,753 | 179,477 | 139,928 | 315,406 |
| **ING INDEX PLUS SMALLCAP PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $20.91 | $18.65 | $18.84 | $15.37 | $12.34 | $18.63 | $19.92 | $17.54 | $16.34 | $13.42 |
| Value at end of period | $29.76 | $20.91 | $18.65 | $18.84 | $15.37 | $12.34 | $18.63 | $19.92 | $17.54 | $16.34 |
| Number of accumulation units outstanding at end of period | 6,638 | 21,058 | 22,072 | 93,201 | 3,055 | 2,428 | 12,579 | 116,439 | 98,580 | 195,698 |
| **ING INDEX SOLUTION 2055 PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during January 2011) | | | | | | | | | | |
| Value at beginning of period | $12.78 | $11.05 | $11.70 | | | | | | | |
| Value at end of period | $15.82 | $12.78 | $11.05 | | | | | | | |
| Number of accumulation units outstanding at end of period | 25 | 17 | 9 | | | | | | | |
| **ING INTERMEDIATE BOND PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $21.83 | $20.01 | $18.65 | $17.02 | $15.29 | $16.75 | $15.84 | $15.26 | $14.83 | $14.18 |
| Value at end of period | $21.75 | $21.83 | $20.01 | $18.65 | $17.02 | $15.29 | $16.75 | $15.84 | $15.26 | $14.83 |
| Number of accumulation units outstanding at end of period | 25,080 | 101,996 | 90,151 | 139,371 | 13,448 | 31,797 | 62,115 | 179,852 | 166,953 | 351,224 |
| **ING INTERNATIONAL INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during August 2009) | | | | | | | | | | |
| Value at beginning of period | $8.48 | $7.16 | $8.17 | $7.60 | $6.96 | | | | | |
| Value at end of period | $10.27 | $8.48 | $7.16 | $8.17 | $7.60 | | | | | |
| Number of accumulation units outstanding at end of period | 7,991 | 19,122 | 21,403 | 9,245 | 2,282 | | | | | |

# Condensed Financial Information (continued)

| | 2004 | 2005 | 2006 | 2007 | 2008 | 2009 | 2010 | 2011 | 2012 | 2013 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING INTERNATIONAL VALUE PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during October 2007) | | | | | | | | | | |
| Value at beginning of period | | | | $19.92 | $19.59 | $11.18 | $14.19 | $14.51 | $12.31 | $14.64 |
| Value at end of period | | | | $19.59 | $11.18 | $14.19 | $14.51 | $12.31 | $14.64 | $17.70 |
| Number of accumulation units outstanding at end of period | | | | 1,600 | 1,601 | 1,600 | 31,783 | 68,812 | 73,517 | 29,299 |
| **ING INVESCO COMSTOCK PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during July 2010) | | | | | | | | | | |
| Value at beginning of period | | | | | | | $11.90 | $13.67 | $13.35 | $15.80 |
| Value at end of period | | | | | | | $13.67 | $13.35 | $15.80 | $21.27 |
| Number of accumulation units outstanding at end of period | | | | | | | 5,182 | 0 | 0 | 0 |
| **ING INVESCO EQUITY AND INCOME PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2005) | | | | | | | | | | |
| Value at beginning of period | | $10.18 | $11.16 | $12.12 | $12.52 | $9.88 | $12.09 | $13.55 | $13.37 | $14.56 |
| Value at end of period | | $11.16 | $12.12 | $12.52 | $9.88 | $12.09 | $13.55 | $13.37 | $14.56 | $18.75 |
| Number of accumulation units outstanding at end of period | | 1,465 | 773,134 | 14,448 | 12,532 | 13,635 | 159,124 | 855,441 | 885,952 | 347,145 |
| **ING INVESCO GROWTH AND INCOME PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during October 2007) | | | | | | | | | | |
| Value at beginning of period | | | | $13.80 | $13.16 | $8.90 | $11.00 | $12.35 | $12.05 | $13.77 |
| Value at end of period | | | | $13.16 | $8.90 | $11.00 | $12.35 | $12.05 | $13.77 | $18.39 |
| Number of accumulation units outstanding at end of period | | | | 199 | 321 | 350 | 3,262 | 591 | 414 | 431 |
| **ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during October 2007) | | | | | | | | | | |
| Value at beginning of period | | | | $24.31 | $25.25 | $12.28 | $21.01 | $25.21 | $20.55 | $24.42 |
| Value at end of period | | | | $25.25 | $12.28 | $21.01 | $25.21 | $20.55 | $24.42 | $22.96 |
| Number of accumulation units outstanding at end of period | | | | 630 | 75 | 163 | 163 | 1,156 | 547 | 458 |
| **ING JPMORGAN MID CAP VALUE PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during October 2007) | | | | | | | | | | |
| Value at beginning of period | | | | $19.42 | $18.50 | $12.35 | $15.48 | $18.99 | $19.29 | $23.09 |
| Value at end of period | | | | $18.50 | $12.35 | $15.48 | $18.99 | $19.29 | $23.09 | $30.30 |
| Number of accumulation units outstanding at end of period | | | | 2,532 | 2,484 | 1,870 | 5,736 | 0 | 657 | 1,225 |
| **ING LARGE CAP GROWTH PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during January 2011) | | | | | | | | | | |
| Value at beginning of period | | | | | | | | $10.33 | $10.41 | $12.27 |
| Value at end of period | | | | | | | | $10.41 | $12.27 | $16.03 |
| Number of accumulation units outstanding at end of period | | | | | | | | 30,626 | 39,568 | 13,229 |
| **ING LARGE CAP VALUE PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during October 2007) | | | | | | | | | | |
| Value at beginning of period | | | | $9.98 | $9.27 | $6.46 | $7.26 | $8.64 | $8.92 | $10.21 |
| Value at end of period | | | | $9.27 | $6.46 | $7.26 | $8.64 | $8.92 | $10.21 | $13.33 |
| Number of accumulation units outstanding at end of period | | | | 6,663 | 6,475 | 5,911 | 364,387 | 344,568 | 336,551 | 140,431 |
| **ING MFS TOTAL RETURN PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during October 2007) | | | | | | | | | | |
| Value at beginning of period | | | | $16.27 | $15.88 | $12.30 | $14.47 | $15.85 | $16.06 | $17.81 |
| Value at end of period | | | | $15.88 | $12.30 | $14.47 | $15.85 | $16.06 | $17.81 | $21.09 |
| Number of accumulation units outstanding at end of period | | | | 8,303 | 8,303 | 8,301 | 8,303 | 8,304 | 8,304 | 8,301 |
| **ING MFS UTILITIES PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during October 2007) | | | | | | | | | | |
| Value at beginning of period | | | | $18.42 | $19.04 | $11.83 | $15.67 | $17.77 | $18.86 | $21.32 |
| Value at end of period | | | | $19.04 | $11.83 | $15.67 | $17.77 | $18.86 | $21.32 | $25.55 |
| Number of accumulation units outstanding at end of period | | | | 701 | 979 | 1,201 | 6,811 | 765 | 828 | 1,056 |

**Condensed Financial Information (continued)**

| | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING MIDCAP OPPORTUNITIES PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during July 2010) | | | | | | | | | | |
| Value at beginning of period | $20.39 | $17.90 | $18.04 | $13.72 | | | | | | |
| Value at end of period | $26.84 | $20.39 | $17.90 | $18.04 | | | | | | |
| Number of accumulation units outstanding at end of period | 21,264 | 31,648 | 29,105 | 14,880 | | | | | | |
| **ING MONEY MARKET PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $14.07 | $14.10 | $14.14 | $14.14 | $14.13 | $13.79 | $13.15 | $12.57 | $12.23 | $12.14 |
| Value at end of period | $14.04 | $14.07 | $14.10 | $14.14 | $14.14 | $14.13 | $13.79 | $13.15 | $12.57 | $12.23 |
| Number of accumulation units outstanding at end of period | 85,264 | 294,949 | 284,731 | 96,671 | 1,351 | 5,139 | 4,291 | 1,706 | 140,435 | 405,783 |
| **ING MULTI-MANAGER LARGE CAP CORE PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during August 2007) | | | | | | | | | | |
| Value at beginning of period | $11.29 | $10.24 | $10.73 | $9.26 | $7.46 | $11.42 | $11.36 | | | |
| Value at end of period | $14.71 | $11.29 | $10.24 | $10.73 | $9.26 | $7.46 | $11.42 | | | |
| Number of accumulation units outstanding at end of period | 6,726 | 12,634 | 11,305 | 3,534 | 422 | 359 | 16,135 | | | |
| **ING OPPENHEIMER GLOBAL PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2005) | | | | | | | | | | |
| Value at beginning of period | $15.70 | $13.43 | $14.65 | $12.66 | $9.09 | $14.70 | $13.83 | $12.23 | $10.15 | |
| Value at end of period | $20.67 | $15.70 | $13.43 | $14.65 | $12.66 | $9.09 | $14.70 | $13.83 | $12.23 | |
| Number of accumulation units outstanding at end of period | 112,764 | 375,352 | 381,617 | 211,304 | 18,565 | 22,623 | 68,286 | 445,063 | 8,334 | |
| **ING PIMCO HIGH YIELD PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during October 2007) | | | | | | | | | | |
| Value at beginning of period | $18.30 | $16.09 | $15.44 | $13.55 | $9.09 | $11.77 | $11.80 | | | |
| Value at end of period | $19.28 | $18.30 | $16.09 | $15.44 | $13.55 | $9.09 | $11.77 | | | |
| Number of accumulation units outstanding at end of period | 0 | 0 | 0 | 0 | 0 | 0 | 995 | | | |
| **ING PIMCO TOTAL RETURN PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during October 2007) | | | | | | | | | | |
| Value at beginning of period | $17.87 | $16.61 | $16.12 | $15.03 | $13.38 | $13.44 | $12.92 | | | |
| Value at end of period | $17.49 | $17.87 | $16.61 | $16.12 | $15.03 | $13.38 | $13.44 | | | |
| Number of accumulation units outstanding at end of period | 943 | 1,601 | 2,235 | 190,884 | 2,583 | 2,219 | 1,254 | | | |
| **ING PIONEER HIGH YIELD PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during October 2007) | | | | | | | | | | |
| Value at beginning of period | $18.03 | $15.56 | $15.71 | $13.23 | $7.94 | $11.27 | $11.40 | | | |
| Value at end of period | $20.21 | $18.03 | $15.56 | $15.71 | $13.23 | $7.94 | $11.27 | | | |
| Number of accumulation units outstanding at end of period | 1,786 | 1,260 | 930 | 965 | 788 | 268 | 2 | | | |
| **ING RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during July 2010) | | | | | | | | | | |
| Value at beginning of period | $16.85 | $14.76 | $14.20 | $11.40 | | | | | | |
| Value at end of period | $22.19 | $16.85 | $14.76 | $14.20 | | | | | | |
| Number of accumulation units outstanding at end of period | 0 | 0 | 0 | 3,486 | | | | | | |
| **ING RUSSELL™ LARGE CAP INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during July 2009) | | | | | | | | | | |
| Value at beginning of period | $10.86 | $9.42 | $9.21 | $8.23 | $6.97 | | | | | |
| Value at end of period | $14.31 | $10.86 | $9.42 | $9.21 | $8.23 | | | | | |
| Number of accumulation units outstanding at end of period | 0 | 0 | 0 | 3,413 | 796 | | | | | |
| **ING SMALLCAP OPPORTUNITIES PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during October 2007) | | | | | | | | | | |
| Value at beginning of period | $13.43 | $11.69 | $11.62 | $8.80 | $6.74 | $10.31 | $10.84 | | | |
| Value at end of period | $18.63 | $13.43 | $11.69 | $11.62 | $8.80 | $6.74 | $10.31 | | | |
| Number of accumulation units outstanding at end of period | 70,513 | 314,376 | 324,939 | 35,169 | 584 | 611 | 582 | | | |
| **ING SMALL COMPANY PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $25.91 | $22.68 | $23.32 | $18.80 | $14.77 | $21.48 | $20.33 | $17.45 | $15.87 | $13.91 |
| Value at end of period | $35.61 | $25.91 | $22.68 | $23.32 | $18.80 | $14.77 | $21.48 | $20.33 | $17.45 | $15.87 |
| Number of accumulation units outstanding at end of period | 20,639 | 54,120 | 55,124 | 88,279 | 3,545 | 4,167 | 4,638 | 35,528 | 50,681 | 118,229 |

**Condensed Financial Information (continued)**

| | 2004 | 2005 | 2006 | 2007 | 2008 | 2009 | 2010 | 2011 | 2012 | 2013 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING SOLUTION 2015 PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during August 2007) | | | | | | | | | | |
| Value at beginning of period | | | | $12.13 | $12.40 | $9.05 | $11.04 | $12.25 | $12.13 | $13.48 |
| Value at end of period | | | | $12.40 | $9.05 | $11.04 | $12.25 | $12.13 | $13.48 | $14.67 |
| Number of accumulation units outstanding at end of period | | | | 187,611 | 5 | 5 | 57,860 | 14,717 | 22,350 | 9,842 |
| **ING SOLUTION 2025 PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during August 2007) | | | | | | | | | | |
| Value at beginning of period | | | | $12.59 | $12.87 | $8.49 | $10.65 | $12.09 | $11.69 | $13.23 |
| Value at end of period | | | | $12.87 | $8.49 | $10.65 | $12.09 | $11.69 | $13.23 | $15.35 |
| Number of accumulation units outstanding at end of period | | | | 253,906 | 3,925 | 4,187 | 138,473 | 50,074 | 57,966 | 40,721 |
| **ING SOLUTION 2035 PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during August 2007) | | | | | | | | | | |
| Value at beginning of period | | | | $12.96 | $13.32 | $8.37 | $10.72 | $12.25 | $11.65 | $13.38 |
| Value at end of period | | | | $13.32 | $8.37 | $10.72 | $12.25 | $11.65 | $13.38 | $16.06 |
| Number of accumulation units outstanding at end of period | | | | 232,729 | 853 | 1,379 | 153,460 | 68,010 | 89,230 | 49,183 |
| **ING SOLUTION 2045 PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during August 2007) | | | | | | | | | | |
| Value at beginning of period | | | | $13.31 | $13.75 | $8.25 | $10.68 | $12.27 | $11.61 | $13.37 |
| Value at end of period | | | | $13.75 | $8.25 | $10.68 | $12.27 | $11.61 | $13.37 | $16.46 |
| Number of accumulation units outstanding at end of period | | | | 83,862 | 0 | 0 | 207,136 | 45,607 | 68,053 | 59,086 |
| **ING SOLUTION 2055 PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during October 2010) | | | | | | | | | | |
| Value at beginning of period | | | | | | | $10.75 | $11.60 | $10.98 | $12.65 |
| Value at end of period | | | | | | | $11.60 | $10.98 | $12.65 | $15.58 |
| Number of accumulation units outstanding at end of period | | | | | | | 2,762 | 66 | 297 | 5,864 |
| **ING SOLUTION INCOME PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during August 2007) | | | | | | | | | | |
| Value at beginning of period | | | | $11.37 | $11.66 | $9.69 | $11.33 | $12.39 | $12.40 | $13.58 |
| Value at end of period | | | | $11.66 | $9.69 | $11.33 | $12.39 | $12.40 | $13.58 | $14.49 |
| Number of accumulation units outstanding at end of period | | | | 35,163 | 0 | 0 | 88,986 | 2,947 | 2,150 | 614 |
| **ING STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $11.86 | $12.78 | $13.24 | $14.31 | $15.10 | $11.51 | $13.54 | $15.00 | $15.23 | $17.06 |
| Value at end of period | $12.78 | $13.24 | $14.31 | $15.10 | $11.51 | $13.54 | $15.00 | $15.23 | $17.06 | $19.08 |
| Number of accumulation units outstanding at end of period | 35,604 | 12,094 | 104 | 1,174 | 1,190 | 524 | 2,171 | 20,935 | 21,175 | 7,248 |
| **ING STRATEGIC ALLOCATION GROWTH PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $10.14 | $11.33 | $12.00 | $13.55 | $14.20 | $9.06 | $11.32 | $12.76 | $12.36 | $14.18 |
| Value at end of period | $11.33 | $12.00 | $13.55 | $14.20 | $9.06 | $11.32 | $12.76 | $12.36 | $14.18 | $17.31 |
| Number of accumulation units outstanding at end of period | 164,165 | 66,389 | 1,440 | 1,618 | 1,423 | 1,364 | 3,363 | 4,651 | 3,655 | 2,384 |
| **ING STRATEGIC ALLOCATION MODERATE PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $10.78 | $11.85 | $12.38 | $13.73 | $14.44 | $10.02 | $12.17 | $13.60 | $13.49 | $15.29 |
| Value at end of period | $11.85 | $12.38 | $13.73 | $14.44 | $10.02 | $12.17 | $13.60 | $13.49 | $15.29 | $17.78 |
| Number of accumulation units outstanding at end of period | 93,533 | 39,577 | 748 | 6,623 | 6,618 | 6,623 | 11,931 | 13,765 | 14,658 | 1,170 |
| **ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during October 2007) | | | | | | | | | | |
| Value at beginning of period | | | | $13.44 | $13.11 | $9.48 | $12.60 | $14.33 | $14.71 | $16.79 |
| Value at end of period | | | | $13.11 | $9.48 | $12.60 | $14.33 | $14.71 | $16.79 | $20.47 |
| Number of accumulation units outstanding at end of period | | | | 7,421 | 8,135 | 8,508 | 211,022 | 7,243 | 7,575 | 7,820 |
| **ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2005) | | | | | | | | | | |
| Value at beginning of period | | $9.95 | $11.54 | $12.54 | $14.18 | $7.81 | $11.74 | $15.05 | $14.46 | $16.75 |
| Value at end of period | | $11.54 | $12.54 | $14.18 | $7.81 | $11.74 | $15.05 | $14.46 | $16.75 | $21.95 |
| Number of accumulation units outstanding at end of period | | 4,982 | 221,863 | 28,848 | 28,558 | 26,332 | 84,000 | 66,180 | 67,934 | 39,017 |

CFI 42

**Condensed Financial Information (continued)**

| | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING T. ROWE PRICE EQUITY INCOME PORTFOLIO** (Funds were first received in this option during August 2007) | | | | | | | | | | |
| Value at beginning of period | $20.04 | $17.14 | $17.34 | $15.12 | $12.13 | $18.91 | $18.96 | | | |
| Value at end of period | $25.94 | $20.04 | $17.14 | $17.34 | $15.12 | $12.13 | $18.91 | | | |
| Number of accumulation units outstanding at end of period | 104 | 93 | 821 | 23,085 | 47 | 1 | 46,886 | | | |
| **ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $19.47 | $16.42 | $16.63 | $14.27 | $10.01 | $17.36 | $15.83 | $14.01 | $13.23 | $12.05 |
| Value at end of period | $27.05 | $19.47 | $16.42 | $16.63 | $14.27 | $10.01 | $17.36 | $15.83 | $14.01 | $13.23 |
| Number of accumulation units outstanding at end of period | 12,319 | 58,142 | 45,946 | 203,597 | 2,350 | 3,113 | 3,794 | 2,492 | 156,687 | 355,183 |
| **ING TEMPLETON FOREIGN EQUITY PORTFOLIO** (Funds were first received in this option during April 2008) | | | | | | | | | | |
| Value at beginning of period | $9.44 | $7.96 | $9.06 | $8.35 | $6.33 | $10.21 | | | | |
| Value at end of period | $11.32 | $9.44 | $7.96 | $9.06 | $8.35 | $6.33 | | | | |
| Number of accumulation units outstanding at end of period | 12,563 | 21,810 | 24,026 | 12,754 | 5,403 | 6,036 | | | | |
| **ING U.S. STOCK INDEX PORTFOLIO** (Funds were first received in this option during August 2007) | | | | | | | | | | |
| Value at beginning of period | $14.77 | $12.79 | $12.59 | $11.00 | $8.74 | $13.93 | $13.79 | | | |
| Value at end of period | $19.45 | $14.77 | $12.79 | $12.59 | $11.00 | $8.74 | $13.93 | | | |
| Number of accumulation units outstanding at end of period | 0 | 0 | 0 | 0 | 0 | 0 | 58,802 | | | |
| **INVESCO V.I. AMERICAN FRANCHISE FUND** (Funds were first received in this option during April 2012) | | | | | | | | | | |
| Value at beginning of period | $36.21 | $37.20 | | | | | | | | |
| Value at end of period | $50.61 | $36.21 | | | | | | | | |
| Number of accumulation units outstanding at end of period | 1,766 | 5,110 | | | | | | | | |
| **INVESCO V.I. CORE EQUITY FUND** | | | | | | | | | | |
| Value at beginning of period | $12.80 | $11.27 | $11.30 | $10.34 | $8.08 | $11.60 | $10.75 | $9.24 | $8.79 | $8.09 |
| Value at end of period | $16.50 | $12.80 | $11.27 | $11.30 | $10.34 | $8.08 | $11.60 | $10.75 | $9.24 | $8.79 |
| Number of accumulation units outstanding at end of period | 4,041 | 20,343 | 18,670 | 8,437 | 60 | 60 | 60 | 77,519 | 23,726 | 67,574 |
| **LAZARD U.S. MID CAP EQUITY PORTFOLIO** (Funds were first received in this option during July 2010) | | | | | | | | | | |
| Value at beginning of period | $9.02 | $8.58 | $9.13 | $7.22 | | | | | | |
| Value at end of period | $11.93 | $9.02 | $8.58 | $9.13 | | | | | | |
| Number of accumulation units outstanding at end of period | 0 | 0 | 0 | 1,147 | | | | | | |
| **LORD ABBETT SERIES FUND - MID CAP STOCK PORTFOLIO** (Funds were first received in this option during April 2006) | | | | | | | | | | |
| Value at beginning of period | $16.49 | $14.43 | $15.07 | $12.04 | $9.54 | $15.77 | $15.71 | $14.56 | | |
| Value at end of period | $21.43 | $16.49 | $14.43 | $15.07 | $12.04 | $9.54 | $15.77 | $15.71 | | |
| Number of accumulation units outstanding at end of period | 28,984 | 128,754 | 128,102 | 120,327 | 16 | 55 | 55 | 93,847 | | |
| **NEUBERGER BERMAN SOCIALLY RESPONSIVE FUND®** (Funds were first received in this option during January 2011) | | | | | | | | | | |
| Value at beginning of period | $11.93 | $10.80 | $11.27 | | | | | | | |
| Value at end of period | $16.42 | $11.93 | $10.80 | | | | | | | |
| Number of accumulation units outstanding at end of period | 27 | 18 | 309 | | | | | | | |
| **NEW PERSPECTIVE FUND®** (Funds were first received in this option during October 2007) | | | | | | | | | | |
| Value at beginning of period | $18.55 | $15.40 | $16.71 | $14.86 | $10.84 | $17.48 | $17.71 | | | |
| Value at end of period | $23.46 | $18.55 | $15.40 | $16.71 | $14.86 | $10.84 | $17.48 | | | |
| Number of accumulation units outstanding at end of period | 0 | 0 | 2,063 | 152,419 | 1,109 | 1,003 | 692 | | | |
| **OPPENHEIMER DEVELOPING MARKETS FUND** (Funds were first received in this option during October 2007) | | | | | | | | | | |
| Value at beginning of period | $82.84 | $68.72 | $84.12 | $66.41 | $36.63 | $70.67 | $69.81 | | | |
| Value at end of period | $89.54 | $82.84 | $68.72 | $84.12 | $66.41 | $36.63 | $70.67 | | | |
| Number of accumulation units outstanding at end of period | 903 | 765 | 1,095 | 34,387 | 923 | 642 | 20 | | | |

# Condensed Financial Information (continued)

| | 2004 | 2005 | 2006 | 2007 | 2008 | 2009 | 2010 | 2011 | 2012 | 2013 |
|---|---|---|---|---|---|---|---|---|---|---|
| **OPPENHEIMER MAIN STREET SMALL CAP FUND®/VA** | | | | | | | | | | |
| (Funds were first received in this option during November 2007) | | | | | | | | | | |
| Value at beginning of period | | | | $12.89 | $13.34 | $8.27 | $11.32 | $13.94 | $13.60 | $16.00 |
| Value at end of period | | | | $13.34 | $8.27 | $11.32 | $13.94 | $13.60 | $16.00 | $22.51 |
| Number of accumulation units outstanding at end of period | | | | 25 | 289 | 610 | 2,689 | 308 | 0 | 0 |
| **PAX WORLD BALANCED FUND** | | | | | | | | | | |
| (Funds were first received in this option during July 2010) | | | | | | | | | | |
| Value at beginning of period | | | | | | | $10.89 | $13.06 | $12.79 | $14.20 |
| Value at end of period | | | | | | | $13.06 | $12.79 | $14.20 | $16.47 |
| Number of accumulation units outstanding at end of period | | | | | | | 9,263 | 0 | 0 | 0 |
| **PIMCO VIT REAL RETURN PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during August 2007) | | | | | | | | | | |
| Value at beginning of period | | | | $11.45 | $12.26 | $11.37 | $13.42 | $14.47 | $16.12 | $17.49 |
| Value at end of period | | | | $12.26 | $11.37 | $13.42 | $14.47 | $16.12 | $17.49 | $15.83 |
| Number of accumulation units outstanding at end of period | | | | 55,776 | 878 | 878 | 25,893 | 817 | 829 | 38 |
| **PIONEER EMERGING MARKETS VCT PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during October 2007) | | | | | | | | | | |
| Value at beginning of period | | | | $12.55 | $12.81 | $5.34 | $9.31 | $10.76 | $8.22 | $9.18 |
| Value at end of period | | | | $12.81 | $5.34 | $9.31 | $10.76 | $8.22 | $9.18 | $8.98 |
| Number of accumulation units outstanding at end of period | | | | 18,219 | 18,253 | 18,362 | 40,120 | 18,278 | 180 | 180 |
| **PIONEER HIGH YIELD VCT PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during October 2007) | | | | | | | | | | |
| Value at beginning of period | | | | $12.60 | $12.45 | $8.02 | $12.84 | $15.12 | $14.83 | $17.17 |
| Value at end of period | | | | $12.45 | $8.02 | $12.84 | $15.12 | $14.83 | $17.17 | $19.19 |
| Number of accumulation units outstanding at end of period | | | | 641 | 718 | 1,811 | 45,663 | 1,683 | 1,728 | 1,756 |
| **SMALLCAP WORLD FUND®** | | | | | | | | | | |
| (Funds were first received in this option during September 2008) | | | | | | | | | | |
| Value at beginning of period | | | | | $7.98 | $5.48 | $8.40 | $10.48 | $8.95 | $10.90 |
| Value at end of period | | | | | $5.48 | $8.40 | $10.48 | $8.95 | $10.90 | $14.06 |
| Number of accumulation units outstanding at end of period | | | | | 31 | 162 | 6,334 | 3,294 | 246 | 293 |
| **TEMPLETON GLOBAL BOND FUND** | | | | | | | | | | |
| (Funds were first received in this option during October 2007) | | | | | | | | | | |
| Value at beginning of period | | | | $21.22 | $21.46 | $22.75 | $26.97 | $30.31 | $29.52 | $34.10 |
| Value at end of period | | | | $21.46 | $22.75 | $26.97 | $30.31 | $29.52 | $34.10 | $34.77 |
| Number of accumulation units outstanding at end of period | | | | 1,475 | 2,584 | 3,225 | 28,543 | 1,930 | 2,106 | 2,502 |
| **THE BOND FUND OF AMERICA℠** | | | | | | | | | | |
| (Funds were first received in this option during July 2010) | | | | | | | | | | |
| Value at beginning of period | | | | | | | $10.55 | $10.73 | $11.40 | $12.04 |
| Value at end of period | | | | | | | $10.73 | $11.40 | $12.04 | $11.77 |
| Number of accumulation units outstanding at end of period | | | | | | | 2,489 | 0 | 0 | 0 |
| **THE GROWTH FUND OF AMERICA®** | | | | | | | | | | |
| (Funds were first received in this option during October 2007) | | | | | | | | | | |
| Value at beginning of period | | | | $15.79 | $15.18 | $9.23 | $12.38 | $13.87 | $13.16 | $15.83 |
| Value at end of period | | | | $15.18 | $9.23 | $12.38 | $13.87 | $13.16 | $15.83 | $21.13 |
| Number of accumulation units outstanding at end of period | | | | 579 | 1,011 | 470 | 218,149 | 782 | 541 | 644 |
| **WANGER INTERNATIONAL** | | | | | | | | | | |
| (Funds were first received in this option during October 2007) | | | | | | | | | | |
| Value at beginning of period | | | | $10.94 | $10.55 | $5.72 | $8.55 | $10.66 | $9.08 | $11.01 |
| Value at end of period | | | | $10.55 | $5.72 | $8.55 | $10.66 | $9.08 | $11.01 | $13.43 |
| Number of accumulation units outstanding at end of period | | | | 8 | 275 | 474 | 6,894 | 5,513 | 2,271 | 2,401 |

**Condensed Financial Information (continued)**

| | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 |
|---|---|---|---|---|---|---|---|---|---|---|
| **WANGER SELECT** | | | | | | | | | | |
| (Funds were first received in this option during August 2007) | | | | | | | | | | |
| Value at beginning of period | $17.02 | $14.40 | $17.54 | $13.89 | $8.38 | $16.49 | $16.44 | | | |
| Value at end of period | $22.84 | $17.02 | $14.40 | $17.54 | $13.89 | $8.38 | $16.49 | | | |
| Number of accumulation units outstanding at end of period | 468 | 274 | 303 | 120,047 | 1,265 | 841 | 41,726 | | | |
| **WANGER USA** | | | | | | | | | | |
| (Funds were first received in this option during August 2007) | | | | | | | | | | |
| Value at beginning of period | $17.70 | $14.79 | $15.36 | $12.48 | $8.80 | $14.63 | $14.64 | | | |
| Value at end of period | $23.62 | $17.70 | $14.79 | $15.36 | $12.48 | $8.80 | $14.63 | | | |
| Number of accumulation units outstanding at end of period | 778 | 1,064 | 1,028 | 50,005 | 450 | 396 | 25,430 | | | |
| **WASHINGTON MUTUAL INVESTORS FUND**^SM | | | | | | | | | | |
| (Funds were first received in this option during October 2007) | | | | | | | | | | |
| Value at beginning of period | $14.68 | $13.09 | $12.26 | $10.85 | $9.14 | $13.71 | $14.65 | | | |
| Value at end of period | $19.31 | $14.68 | $13.09 | $12.26 | $10.85 | $9.14 | $13.71 | | | |
| Number of accumulation units outstanding at end of period | 771 | 814 | 839 | 120,051 | 226 | 184 | 117 | | | |
| **WELLS FARGO ADVANTAGE SPECIAL SMALL CAP VALUE FUND** | | | | | | | | | | |
| (Funds were first received in this option during July 2010) | | | | | | | | | | |
| Value at beginning of period | $27.69 | $24.47 | $25.07 | $20.11 | | | | | | |
| Value at end of period | $38.14 | $27.69 | $24.47 | $25.07 | | | | | | |
| Number of accumulation units outstanding at end of period | 0 | 0 | 0 | 45,589 | | | | | | |

**TABLE 6**

FOR CONTRACTS ISSUED UNDER 403(b), 401(a) AND 401(k) PLANS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 0.30%

(Selected data for accumulation units outstanding throughout each period)

| | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ALGER GREEN FUND** | | | | | | | | | | |
| (Funds were first received in this option during May 2010) | | | | | | | | | | |
| Value at beginning of period | $15.41 | $13.45 | $14.24 | $12.46 | | | | | | |
| Value at end of period | $20.70 | $15.41 | $13.45 | $14.24 | | | | | | |
| Number of accumulation units outstanding at end of period | 407 | 185 | 161 | 19 | | | | | | |
| **AMANA GROWTH FUND** | | | | | | | | | | |
| (Funds were first received in this option during July 2009) | | | | | | | | | | |
| Value at beginning of period | $12.17 | $10.97 | $11.22 | $9.70 | $7.90 | | | | | |
| Value at end of period | $14.90 | $12.17 | $10.97 | $11.22 | $9.70 | | | | | |
| Number of accumulation units outstanding at end of period | 24,314 | 28,567 | 19,813 | 19,116 | 9,708 | | | | | |
| **AMANA INCOME FUND** | | | | | | | | | | |
| (Funds were first received in this option during July 2009) | | | | | | | | | | |
| Value at beginning of period | $12.42 | $11.37 | $11.18 | $10.00 | $8.19 | | | | | |
| Value at end of period | $16.07 | $12.42 | $11.37 | $11.18 | $10.00 | | | | | |
| Number of accumulation units outstanding at end of period | 35,420 | 31,039 | 25,060 | 21,015 | 11,231 | | | | | |
| **AMERICAN CENTURY® INFLATION-ADJUSTED BOND FUND** | | | | | | | | | | |
| (Funds were first received in this option during July 2009) | | | | | | | | | | |
| Value at beginning of period | $13.56 | $12.75 | $11.32 | $10.76 | $10.20 | | | | | |
| Value at end of period | $12.29 | $13.56 | $12.75 | $11.32 | $10.76 | | | | | |
| Number of accumulation units outstanding at end of period | 2,353 | 3,620 | 2,392 | 4,053 | 4,657 | | | | | |
| **ARIEL FUND** | | | | | | | | | | |
| (Funds were first received in this option during January 2013) | | | | | | | | | | |
| Value at beginning of period | $18.93 | | | | | | | | | |
| Value at end of period | $27.52 | | | | | | | | | |
| Number of accumulation units outstanding at end of period | 4,615 | | | | | | | | | |

# Condensed Financial Information (continued)

| | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ARTISAN INTERNATIONAL FUND** | | | | | | | | | | |
| (Funds were first received in this option during August 2008) | | | | | | | | | | |
| Value at beginning of period | $9.90 | $7.92 | $8.57 | $8.11 | $5.82 | $8.64 | | | | |
| Value at end of period | $12.36 | $9.90 | $7.92 | $8.57 | $8.11 | $5.82 | | | | |
| Number of accumulation units outstanding at end of period | 7,358 | 2,721 | 2,546 | 1,233 | 7,775 | 7,259 | | | | |
| **ASTON/FAIRPOINTE MID CAP FUND** | | | | | | | | | | |
| (Funds were first received in this option during October 2010) | | | | | | | | | | |
| Value at beginning of period | $12.75 | $10.98 | $11.79 | $10.63 | | | | | | |
| Value at end of period | $18.37 | $12.75 | $10.98 | $11.79 | | | | | | |
| Number of accumulation units outstanding at end of period | 10,959 | 7,028 | 6,840 | 4,984 | | | | | | |
| **BLACKROCK MID CAP VALUE OPPORTUNITIES FUND** | | | | | | | | | | |
| (Funds were first received in this option during January 2010) | | | | | | | | | | |
| Value at beginning of period | $17.77 | $15.74 | $15.88 | $12.39 | | | | | | |
| Value at end of period | $23.61 | $17.77 | $15.74 | $15.88 | | | | | | |
| Number of accumulation units outstanding at end of period | 2,609 | 2,480 | 3,972 | 4,253 | | | | | | |
| **CALVERT VP SRI BALANCED PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during October 2007) | | | | | | | | | | |
| Value at beginning of period | $15.54 | $14.10 | $13.53 | $12.10 | $9.69 | $14.15 | $14.57 | | | |
| Value at end of period | $18.28 | $15.54 | $14.10 | $13.53 | $12.10 | $9.69 | $14.15 | | | |
| Number of accumulation units outstanding at end of period | 5,608 | 5,656 | 4,749 | 6,428 | 8,552 | 7,776 | 3,060 | | | |
| **COHEN & STEERS REALTY SHARES, INC.** | | | | | | | | | | |
| (Funds were first received in this option during June 2011) | | | | | | | | | | |
| Value at beginning of period | $10.98 | $9.51 | $9.84 | | | | | | | |
| Value at end of period | $11.28 | $10.98 | $9.51 | | | | | | | |
| Number of accumulation units outstanding at end of period | 575 | 11,435 | 12,148 | | | | | | | |
| **COLUMBIA DIVERSIFIED EQUITY INCOME FUND** | | | | | | | | | | |
| (Funds were first received in this option during July 2008) | | | | | | | | | | |
| Value at beginning of period | $9.91 | $8.65 | $9.14 | $7.88 | $6.21 | $8.64 | | | | |
| Value at end of period | $12.93 | $9.91 | $8.65 | $9.14 | $7.88 | $6.21 | | | | |
| Number of accumulation units outstanding at end of period | 3,024 | 4,235 | 6,732 | 4,647 | 32,562 | 154 | | | | |
| **COLUMBIA MID CAP VALUE FUND (CLASS A)** | | | | | | | | | | |
| (Funds were first received in this option during August 2008) | | | | | | | | | | |
| Value at beginning of period | $10.96 | $9.43 | $9.89 | $8.07 | $6.12 | $9.06 | | | | |
| Value at end of period | $14.76 | $10.96 | $9.43 | $9.89 | $8.07 | $6.12 | | | | |
| Number of accumulation units outstanding at end of period | 2,111 | 1,525 | 1,303 | 1,470 | 1,131 | 650 | | | | |
| **EUROPACIFIC GROWTH FUND®** | | | | | | | | | | |
| (Funds were first received in this option during June 2006) | | | | | | | | | | |
| Value at beginning of period | $18.38 | $15.46 | $17.95 | $16.46 | $11.86 | $20.02 | $16.89 | $14.06 | | |
| Value at end of period | $22.02 | $18.38 | $15.46 | $17.95 | $16.46 | $11.86 | $20.02 | $16.89 | | |
| Number of accumulation units outstanding at end of period | 66,676 | 60,361 | 50,519 | 47,859 | 214,093 | 197,719 | 126,355 | 68 | | |
| **FIDELITY® VIP CONTRAFUND® PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $24.04 | $20.71 | $21.31 | $18.24 | $13.48 | $23.51 | $20.06 | $18.01 | $15.45 | $13.58 |
| Value at end of period | $31.46 | $24.04 | $20.71 | $21.31 | $18.24 | $13.48 | $23.51 | $20.06 | $18.01 | $15.45 |
| Number of accumulation units outstanding at end of period | 97,006 | 98,760 | 95,945 | 308,801 | 737,447 | 694,989 | 351,410 | 225 | 302,958 | 202,144 |
| **FIDELITY® VIP EQUITY-INCOME PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during October 2007) | | | | | | | | | | |
| Value at beginning of period | $16.65 | $14.24 | $14.14 | $12.32 | $9.49 | $16.60 | $18.11 | | | |
| Value at end of period | $21.27 | $16.65 | $14.24 | $14.14 | $12.32 | $9.49 | $16.60 | | | |
| Number of accumulation units outstanding at end of period | 46,714 | 64,898 | 65,858 | 153,469 | 299,834 | 292,021 | 137,220 | | | |
| **FIDELITY® VIP GROWTH PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during October 2007) | | | | | | | | | | |
| Value at beginning of period | $15.68 | $13.72 | $13.73 | $11.09 | $8.67 | $16.46 | $17.01 | | | |
| Value at end of period | $21.32 | $15.68 | $13.72 | $13.73 | $11.09 | $8.67 | $16.46 | | | |
| Number of accumulation units outstanding at end of period | 102,025 | 97,948 | 95,959 | 243,469 | 406,574 | 409,765 | 166,932 | | | |

# Condensed Financial Information (continued)

| | 2004 | 2005 | 2006 | 2007 | 2008 | 2009 | 2010 | 2011 | 2012 | 2013 |
|---|---|---|---|---|---|---|---|---|---|---|
| **FIDELITY® VIP OVERSEAS PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during October 2007) | | | | | | | | | | |
| Value at beginning of period | | | | $18.40 | $17.92 | $10.04 | $12.67 | $14.29 | $11.80 | $14.20 |
| Value at end of period | | | | $17.92 | $10.04 | $12.67 | $14.29 | $11.80 | $14.20 | $18.47 |
| Number of accumulation units outstanding at end of period | | | | 9,223 | 46,047 | 53,660 | 36,295 | 10,351 | 10,365 | 7,913 |
| **FRANKLIN SMALL CAP VALUE SECURITIES FUND** | | | | | | | | | | |
| (Funds were first received in this option during October 2007) | | | | | | | | | | |
| Value at beginning of period | | | | $20.51 | $18.71 | $12.49 | $16.09 | $20.57 | $19.74 | $23.29 |
| Value at end of period | | | | $18.71 | $12.49 | $16.09 | $20.57 | $19.74 | $23.29 | $31.64 |
| Number of accumulation units outstanding at end of period | | | | 90,406 | 159,550 | 179,700 | 84,684 | 17,562 | 18,308 | 18,668 |
| **FUNDAMENTAL INVESTORS℠** | | | | | | | | | | |
| (Funds were first received in this option during August 2008) | | | | | | | | | | |
| Value at beginning of period | | | | | $8.98 | $6.14 | $8.16 | $9.27 | $9.07 | $10.59 |
| Value at end of period | | | | | $6.14 | $8.16 | $9.27 | $9.07 | $10.59 | $13.88 |
| Number of accumulation units outstanding at end of period | | | | | 549 | 15,264 | 3,061 | 4,102 | 14,117 | 20,319 |
| **ING AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during October 2007) | | | | | | | | | | |
| Value at beginning of period | | | | $17.52 | $15.93 | $11.66 | $15.78 | $19.19 | $18.53 | $21.50 |
| Value at end of period | | | | $15.93 | $11.66 | $15.78 | $19.19 | $18.53 | $21.50 | $28.15 |
| Number of accumulation units outstanding at end of period | | | | 2,846 | 10,525 | 11,808 | 8,897 | 10,382 | 14,945 | 18,154 |
| **ING BALANCED PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during October 2007) | | | | | | | | | | |
| Value at beginning of period | | | | $16.18 | $15.88 | $11.38 | $13.53 | $15.40 | $15.15 | $17.16 |
| Value at end of period | | | | $15.88 | $11.38 | $13.53 | $15.40 | $15.15 | $17.16 | $19.97 |
| Number of accumulation units outstanding at end of period | | | | 142,186 | 217,775 | 206,017 | 109,951 | 28,128 | 26,337 | 26,337 |
| **ING BARON GROWTH PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $11.96 | $14.84 | $15.88 | $18.25 | $19.31 | $11.31 | $15.24 | $19.23 | $19.59 | $23.38 |
| Value at end of period | $14.84 | $15.88 | $18.25 | $19.31 | $11.31 | $15.24 | $19.23 | $19.59 | $23.38 | $32.36 |
| Number of accumulation units outstanding at end of period | 16,321 | 56,407 | 91 | 26,297 | 42,300 | 42,073 | 16,501 | 15,243 | 16,180 | 17,450 |
| **ING BLACKROCK HEALTH SCIENCES OPPORTUNITIES PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during October 2007) | | | | | | | | | | |
| Value at beginning of period | | | | $14.05 | $13.86 | $9.86 | $11.80 | $12.59 | $13.15 | $15.56 |
| Value at end of period | | | | $13.86 | $9.86 | $11.80 | $12.59 | $13.15 | $15.56 | $22.39 |
| Number of accumulation units outstanding at end of period | | | | 5,337 | 116,461 | 133,868 | 131,655 | 138,376 | 149,517 | 141,461 |
| **ING BLACKROCK LARGE CAP GROWTH PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during October 2007) | | | | | | | | | | |
| Value at beginning of period | | | | $11.11 | $10.50 | $6.39 | $8.32 | $9.43 | $9.28 | $10.61 |
| Value at end of period | | | | $10.50 | $6.39 | $8.32 | $9.43 | $9.28 | $10.61 | $14.12 |
| Number of accumulation units outstanding at end of period | | | | 16,961 | 56,575 | 57,151 | 45,487 | 25,340 | 25,121 | 27,828 |
| **ING CLARION GLOBAL REAL ESTATE PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during September 2008) | | | | | | | | | | |
| Value at beginning of period | | | | | $9.75 | $6.72 | $8.96 | $10.40 | $9.83 | $12.36 |
| Value at end of period | | | | | $6.72 | $8.96 | $10.40 | $9.83 | $12.36 | $12.81 |
| Number of accumulation units outstanding at end of period | | | | | 76,690 | 80,001 | 3,908 | 5,800 | 6,583 | 6,771 |
| **ING CLARION REAL ESTATE PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during May 2008) | | | | | | | | | | |
| Value at beginning of period | | | | | $11.37 | $6.22 | $8.43 | $10.76 | $11.74 | $13.53 |
| Value at end of period | | | | | $6.22 | $8.43 | $10.76 | $11.74 | $13.53 | $13.76 |
| Number of accumulation units outstanding at end of period | | | | | 8,764 | 9,684 | 16,748 | 25,119 | 28,176 | 19,494 |
| **ING COLUMBIA CONTRARIAN CORE PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during October 2007) | | | | | | | | | | |
| Value at beginning of period | | | | $23.55 | $22.27 | $13.49 | $17.71 | $19.78 | $18.80 | $21.04 |
| Value at end of period | | | | $22.27 | $13.49 | $17.71 | $19.78 | $18.80 | $21.04 | $28.27 |
| Number of accumulation units outstanding at end of period | | | | 1,101 | 6,384 | 7,515 | 7,636 | 6,097 | 6,946 | 4,874 |

**Condensed Financial Information (continued)**

| | 2004 | 2005 | 2006 | 2007 | 2008 | 2009 | 2010 | 2011 | 2012 | 2013 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING COLUMBIA SMALL CAP VALUE II PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during May 2008) | | | | | | | | | | |
| Value at beginning of period | | | | | $10.13 | $6.84 | $8.50 | $10.62 | $10.30 | $11.73 |
| Value at end of period | | | | | $6.84 | $8.50 | $10.62 | $10.30 | $11.73 | $16.36 |
| Number of accumulation units outstanding at end of period | | | | | 153 | 190 | 1,511 | 2,293 | 2,487 | 2,509 |
| **ING FMR<sup>SM</sup> DIVERSIFIED MID CAP PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during October 2007) | | | | | | | | | | |
| Value at beginning of period | | | | $16.02 | $15.16 | $9.20 | $12.76 | $16.33 | $14.50 | $16.57 |
| Value at end of period | | | | $15.16 | $9.20 | $12.76 | $16.33 | $14.50 | $16.57 | $22.47 |
| Number of accumulation units outstanding at end of period | | | | 5,092 | 7,926 | 16,015 | 11,751 | 11,856 | 15,168 | 10,640 |
| **ING GLOBAL BOND PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during October 2007) | | | | | | | | | | |
| Value at beginning of period | | | | $11.77 | $11.96 | $9.96 | $12.08 | $14.11 | $14.59 | $15.52 |
| Value at end of period | | | | $11.96 | $9.96 | $12.08 | $14.11 | $14.59 | $15.52 | $14.86 |
| Number of accumulation units outstanding at end of period | | | | 69,352 | 261,593 | 245,722 | 169,537 | 17,157 | 17,522 | 18,000 |
| **ING GLOBAL RESOURCES PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during January 2007) | | | | | | | | | | |
| Value at beginning of period | | | | $9.70 | $13.61 | $8.00 | $10.97 | $13.31 | $12.05 | $11.68 |
| Value at end of period | | | | $13.61 | $8.00 | $10.97 | $13.31 | $12.05 | $11.68 | $13.22 |
| Number of accumulation units outstanding at end of period | | | | 25,508 | 81,647 | 90,162 | 56,434 | 57,962 | 56,820 | 41,071 |
| **ING GROWTH AND INCOME PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during October 2007) | | | | | | | | | | |
| Value at beginning of period | | | | $11.94 | $11.47 | $7.13 | $9.26 | $10.54 | $10.48 | $12.10 |
| Value at end of period | | | | $11.47 | $7.13 | $9.26 | $10.54 | $10.48 | $12.10 | $15.76 |
| Number of accumulation units outstanding at end of period | | | | 262,708 | 589,751 | 579,334 | 570,427 | 376,096 | 381,208 | 393,434 |
| **ING INDEX PLUS LARGECAP PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during October 2007) | | | | | | | | | | |
| Value at beginning of period | | | | $15.59 | $14.87 | $9.31 | $11.44 | $12.99 | $12.94 | $14.77 |
| Value at end of period | | | | $14.87 | $9.31 | $11.44 | $12.99 | $12.94 | $14.77 | $19.57 |
| Number of accumulation units outstanding at end of period | | | | 46,123 | 188,676 | 178,682 | 136,641 | 38,953 | 37,581 | 31,913 |
| **ING INDEX PLUS MIDCAP PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during October 2007) | | | | | | | | | | |
| Value at beginning of period | | | | $27.78 | $26.05 | $16.22 | $21.30 | $25.89 | $25.51 | $29.94 |
| Value at end of period | | | | $26.05 | $16.22 | $21.30 | $25.89 | $25.51 | $29.94 | $40.16 |
| Number of accumulation units outstanding at end of period | | | | 127,979 | 247,422 | 254,397 | 120,366 | 43,620 | 43,015 | 42,851 |
| **ING INDEX PLUS SMALLCAP PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $13.70 | $16.29 | $17.48 | $19.83 | $18.54 | $12.28 | $15.28 | $18.72 | $18.53 | $20.76 |
| Value at end of period | $16.29 | $17.48 | $19.83 | $18.54 | $12.28 | $15.28 | $18.72 | $18.53 | $20.76 | $29.53 |
| Number of accumulation units outstanding at end of period | 76,284 | 85,055 | 104 | 120,154 | 145,901 | 138,722 | 48,159 | 24,379 | 24,205 | 25,095 |
| **ING INTERMEDIATE BOND PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $14.59 | $14.78 | $15.20 | $15.77 | $16.67 | $15.21 | $16.92 | $18.53 | $19.87 | $21.67 |
| Value at end of period | $14.78 | $15.20 | $15.77 | $16.67 | $15.21 | $16.92 | $18.53 | $19.87 | $21.67 | $21.58 |
| Number of accumulation units outstanding at end of period | 201,254 | 216,170 | 133 | 118,510 | 189,956 | 193,048 | 87,057 | 15,783 | 14,029 | 13,800 |
| **ING INTERNATIONAL INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during July 2008) | | | | | | | | | | |
| Value at beginning of period | | | | | $8.89 | $5.95 | $7.59 | $8.16 | $7.15 | $8.46 |
| Value at end of period | | | | | $5.95 | $7.59 | $8.16 | $7.15 | $8.46 | $10.24 |
| Number of accumulation units outstanding at end of period | | | | | 779 | 41,437 | 44,026 | 23,173 | 23,602 | 25,434 |
| **ING INTERNATIONAL VALUE PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $10.51 | $12.26 | $13.38 | $17.26 | $19.53 | $11.14 | $14.13 | $14.44 | $12.24 | $14.55 |
| Value at end of period | $12.26 | $13.38 | $17.26 | $19.53 | $11.14 | $14.13 | $14.44 | $12.24 | $14.55 | $17.59 |
| Number of accumulation units outstanding at end of period | 10,662 | 35,283 | 7 | 34,521 | 108,669 | 125,108 | 97,634 | 29,904 | 26,978 | 25,325 |

CFI 48

**Condensed Financial Information (continued)**

| | 2004 | 2005 | 2006 | 2007 | 2008 | 2009 | 2010 | 2011 | 2012 | 2013 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING INVESCO COMSTOCK PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during November 2005) | | | | | | | | | | |
| Value at beginning of period | | $12.84 | $12.98 | $14.99 | $14.61 | $9.25 | $11.85 | $13.61 | $13.28 | $15.71 |
| Value at end of period | | $12.98 | $14.99 | $14.61 | $9.25 | $11.85 | $13.61 | $13.28 | $15.71 | $21.15 |
| Number of accumulation units outstanding at end of period | | 16 | 75 | 4,642 | 24,161 | 21,203 | 17,067 | 17,983 | 15,242 | 19,183 |
| **ING INVESCO EQUITY AND INCOME PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during November 2005) | | | | | | | | | | |
| Value at beginning of period | | $10.57 | $10.78 | $12.11 | $12.50 | $9.55 | $11.68 | $13.08 | $12.90 | $14.51 |
| Value at end of period | | $10.78 | $12.11 | $12.50 | $9.55 | $11.68 | $13.08 | $12.90 | $14.51 | $18.07 |
| Number of accumulation units outstanding at end of period | | 21 | 132 | 177,948 | 895,039 | 955,201 | 842,148 | 27,527 | 32,418 | 35,481 |
| **ING INVESCO GROWTH AND INCOME PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during February 2008) | | | | | | | | | | |
| Value at beginning of period | | | | | $12.22 | $8.88 | $10.98 | $12.31 | $12.01 | $13.72 |
| Value at end of period | | | | | $8.88 | $10.98 | $12.31 | $12.01 | $13.72 | $18.31 |
| Number of accumulation units outstanding at end of period | | | | | 8,131 | 12,171 | 5,079 | 5,054 | 3,775 | 5,525 |
| **ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during August 2007) | | | | | | | | | | |
| Value at beginning of period | | | | $21.68 | $25.22 | $12.25 | $20.96 | $25.13 | $20.48 | $24.32 |
| Value at end of period | | | | $25.22 | $12.25 | $20.96 | $25.13 | $20.48 | $24.32 | $22.86 |
| Number of accumulation units outstanding at end of period | | | | 6 | 5,401 | 8,089 | 7,788 | 6,796 | 5,300 | 6,220 |
| **ING JPMORGAN MID CAP VALUE PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during October 2007) | | | | | | | | | | |
| Value at beginning of period | | | | $19.42 | $18.44 | $12.31 | $15.42 | $18.91 | $19.20 | $22.97 |
| Value at end of period | | | | $18.44 | $12.31 | $15.42 | $18.91 | $19.20 | $22.97 | $30.12 |
| Number of accumulation units outstanding at end of period | | | | 5,385 | 11,787 | 10,554 | 5,423 | 5,805 | 6,998 | 11,603 |
| **ING JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during May 2008) | | | | | | | | | | |
| Value at beginning of period | | | | | $12.63 | $9.05 | $11.49 | $14.51 | $14.28 | $16.90 |
| Value at end of period | | | | | $9.05 | $11.49 | $14.51 | $14.28 | $16.90 | $23.40 |
| Number of accumulation units outstanding at end of period | | | | | 1,075 | 818 | 1,042 | 2,183 | 2,953 | 7,723 |
| **ING LARGE CAP GROWTH PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during January 2011) | | | | | | | | | | |
| Value at beginning of period | | | | | | | | $10.33 | $10.41 | $12.26 |
| Value at end of period | | | | | | | | $10.41 | $12.26 | $16.00 |
| Number of accumulation units outstanding at end of period | | | | | | | | 37,968 | 47,720 | 41,022 |
| **ING LARGE CAP VALUE PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during October 2007) | | | | | | | | | | |
| Value at beginning of period | | | | $9.95 | $9.26 | $6.45 | $7.25 | $8.62 | $8.90 | $10.18 |
| Value at end of period | | | | $9.26 | $6.45 | $7.25 | $8.62 | $8.90 | $10.18 | $13.28 |
| Number of accumulation units outstanding at end of period | | | | 308,523 | 605,802 | 582,644 | 223,254 | 254,646 | 266,003 | 258,904 |
| **ING MARSICO GROWTH PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during May 2008) | | | | | | | | | | |
| Value at beginning of period | | | | | $10.25 | $6.61 | $8.52 | $10.20 | $10.03 | $11.29 |
| Value at end of period | | | | | $6.61 | $8.52 | $10.20 | $10.03 | $11.29 | $15.30 |
| Number of accumulation units outstanding at end of period | | | | | 3,319 | 4,525 | 6,262 | 7,899 | 11,369 | 9,187 |
| **ING MFS TOTAL RETURN PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during May 2008) | | | | | | | | | | |
| Value at beginning of period | | | | | $15.58 | $12.27 | $14.42 | $15.79 | $16.00 | $17.73 |
| Value at end of period | | | | | $12.27 | $14.42 | $15.79 | $16.00 | $17.73 | $20.98 |
| Number of accumulation units outstanding at end of period | | | | | 3,661 | 5,312 | 889 | 895 | 942 | 1,158 |

**Condensed Financial Information (continued)**

| | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING MFS UTILITIES PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during November 2007) | | | | | | | | | | |
| Value at beginning of period | $21.24 | $18.80 | $17.72 | $15.64 | $11.81 | $19.02 | $18.67 | | | |
| Value at end of period | $25.44 | $21.24 | $18.80 | $17.72 | $15.64 | $11.81 | $19.02 | | | |
| Number of accumulation units outstanding at end of period | 15,712 | 7,210 | 7,461 | 7,794 | 13,312 | 9,758 | 253 | | | |
| **ING MIDCAP OPPORTUNITIES PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during October 2007) | | | | | | | | | | |
| Value at beginning of period | $20.27 | $17.80 | $17.95 | $13.81 | $9.79 | $15.75 | $15.90 | | | |
| Value at end of period | $26.67 | $20.27 | $17.80 | $17.95 | $13.81 | $9.79 | $15.75 | | | |
| Number of accumulation units outstanding at end of period | 26,686 | 14,040 | 11,438 | 30,161 | 46,066 | 39,349 | 2,350 | | | |
| **ING MONEY MARKET PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during August 2007) | | | | | | | | | | |
| Value at beginning of period | $13.97 | $14.01 | $14.05 | $14.05 | $14.05 | $13.73 | $13.47 | | | |
| Value at end of period | $13.93 | $13.97 | $14.01 | $14.05 | $14.05 | $14.05 | $13.73 | | | |
| Number of accumulation units outstanding at end of period | 204,519 | 61,427 | 79,086 | 393,924 | 478,360 | 582,760 | 21,423 | | | |
| **ING MULTI-MANAGER LARGE CAP CORE PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during October 2007) | | | | | | | | | | |
| Value at beginning of period | $11.25 | $10.21 | $10.70 | $9.24 | $7.45 | $11.41 | $12.08 | | | |
| Value at end of period | $14.65 | $11.25 | $10.21 | $10.70 | $9.24 | $7.45 | $11.41 | | | |
| Number of accumulation units outstanding at end of period | 35,025 | 34,480 | 39,950 | 47,153 | 44,616 | 39,837 | 1,540 | | | |
| **ING OPPENHEIMER GLOBAL PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during March 2005) | | | | | | | | | | |
| Value at beginning of period | $15.64 | $12.89 | $14.07 | $12.16 | $8.74 | $14.68 | $13.82 | $12.22 | $10.37 | |
| Value at end of period | $19.82 | $15.64 | $12.89 | $14.07 | $12.16 | $8.74 | $14.68 | $13.82 | $12.22 | |
| Number of accumulation units outstanding at end of period | 125,328 | 125,842 | 127,648 | 527,317 | 748,437 | 777,795 | 260,194 | 18 | 632 | |
| **ING PIMCO HIGH YIELD PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during August 2007) | | | | | | | | | | |
| Value at beginning of period | $18.23 | $16.03 | $15.40 | $13.52 | $9.08 | $11.75 | $11.42 | | | |
| Value at end of period | $19.20 | $18.23 | $16.03 | $15.40 | $13.52 | $9.08 | $11.75 | | | |
| Number of accumulation units outstanding at end of period | 7,035 | 7,800 | 5,383 | 6,049 | 6,376 | 3,073 | 11 | | | |
| **ING PIMCO TOTAL RETURN PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during August 2007) | | | | | | | | | | |
| Value at beginning of period | $17.78 | $16.53 | $16.05 | $14.97 | $13.33 | $13.40 | $12.50 | | | |
| Value at end of period | $17.39 | $17.78 | $16.53 | $16.05 | $14.97 | $13.33 | $13.40 | | | |
| Number of accumulation units outstanding at end of period | 32,448 | 32,729 | 36,804 | 35,058 | 164,363 | 118,713 | 59,517 | | | |
| **ING PIONEER HIGH YIELD PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during August 2007) | | | | | | | | | | |
| Value at beginning of period | $17.97 | $15.51 | $15.67 | $13.21 | $7.93 | $11.26 | $11.11 | | | |
| Value at end of period | $20.13 | $17.97 | $15.51 | $15.67 | $13.21 | $7.93 | $11.26 | | | |
| Number of accumulation units outstanding at end of period | 6,841 | 7,715 | 8,235 | 6,113 | 5,093 | 487 | 11 | | | |
| **ING RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during July 2009) | | | | | | | | | | |
| Value at beginning of period | $16.82 | $14.74 | $14.19 | $12.61 | $10.72 | | | | | |
| Value at end of period | $22.14 | $16.82 | $14.74 | $14.19 | $12.61 | | | | | |
| Number of accumulation units outstanding at end of period | 1,287 | 484 | 238 | 63 | 479 | | | | | |
| **ING RUSSELL™ LARGE CAP INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during July 2009) | | | | | | | | | | |
| Value at beginning of period | $10.84 | $9.41 | $9.20 | $8.22 | $6.96 | | | | | |
| Value at end of period | $14.27 | $10.84 | $9.41 | $9.20 | $8.22 | | | | | |
| Number of accumulation units outstanding at end of period | 2,246 | 2,655 | 2,792 | 4,857 | 1,174 | | | | | |

# Condensed Financial Information (continued)

| | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during October 2010) | | | | | | | | | | |
| Value at beginning of period | $15.28 | $13.22 | $13.19 | $12.30 | | | | | | |
| Value at end of period | $20.03 | $15.28 | $13.22 | $13.19 | | | | | | |
| Number of accumulation units outstanding at end of period | 3,049 | 820 | 755 | 706 | | | | | | |
| **ING RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during August 2009) | | | | | | | | | | |
| Value at beginning of period | $18.17 | $15.78 | $16.18 | $12.90 | $11.43 | | | | | |
| Value at end of period | $24.44 | $18.17 | $15.78 | $16.18 | $12.90 | | | | | |
| Number of accumulation units outstanding at end of period | 2,280 | 2,818 | 2,713 | 1,077 | 929 | | | | | |
| **ING RUSSELL™ MID CAP INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during July 2010) | | | | | | | | | | |
| Value at beginning of period | $11.85 | $10.15 | $10.38 | $8.69 | | | | | | |
| Value at end of period | $15.85 | $11.85 | $10.15 | $10.38 | | | | | | |
| Number of accumulation units outstanding at end of period | 833 | 800 | 106 | 106 | | | | | | |
| **ING RUSSELL™ SMALL CAP INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during January 2010) | | | | | | | | | | |
| Value at beginning of period | $12.33 | $10.65 | $11.12 | $9.00 | | | | | | |
| Value at end of period | $17.05 | $12.33 | $10.65 | $11.12 | | | | | | |
| Number of accumulation units outstanding at end of period | 2,627 | 2,485 | 1,667 | 3,166 | | | | | | |
| **ING SMALL CAP OPPORTUNITIES PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during October 2007) | | | | | | | | | | |
| Value at beginning of period | $13.36 | $11.63 | $11.57 | $8.77 | $6.71 | $10.27 | $10.89 | | | |
| Value at end of period | $18.52 | $13.36 | $11.63 | $11.57 | $8.77 | $6.71 | $10.27 | | | |
| Number of accumulation units outstanding at end of period | 9,139 | 7,793 | 7,066 | 326,577 | 354,565 | 370,460 | 2,269 | | | |
| **ING SMALL COMPANY PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during October 2007) | | | | | | | | | | |
| Value at beginning of period | $25.72 | $22.53 | $23.17 | $18.69 | $14.69 | $21.38 | $22.91 | | | |
| Value at end of period | $35.33 | $25.72 | $22.53 | $23.17 | $18.69 | $14.69 | $21.38 | | | |
| Number of accumulation units outstanding at end of period | 39,957 | 44,856 | 45,725 | 97,110 | 169,567 | 138,577 | 15,179 | | | |
| **ING SOLUTION 2015 PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during October 2007) | | | | | | | | | | |
| Value at beginning of period | $13.43 | $12.09 | $12.21 | $11.01 | $9.03 | $12.38 | $12.72 | | | |
| Value at end of period | $14.61 | $13.43 | $12.09 | $12.21 | $11.01 | $9.03 | $12.38 | | | |
| Number of accumulation units outstanding at end of period | 140,378 | 5,551 | 19,205 | 24,314 | 67,379 | 55,755 | 27,937 | | | |
| **ING SOLUTION 2025 PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during October 2007) | | | | | | | | | | |
| Value at beginning of period | $13.18 | $11.65 | $12.06 | $10.63 | $8.48 | $12.86 | $13.42 | | | |
| Value at end of period | $15.28 | $13.18 | $11.65 | $12.06 | $10.63 | $8.48 | $12.86 | | | |
| Number of accumulation units outstanding at end of period | 285,489 | 52,976 | 74,720 | 103,318 | 159,045 | 103,084 | 24,351 | | | |
| **ING SOLUTION 2035 PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during October 2007) | | | | | | | | | | |
| Value at beginning of period | $13.33 | $11.61 | $12.21 | $10.69 | $8.36 | $13.30 | $13.96 | | | |
| Value at end of period | $15.99 | $13.33 | $11.61 | $12.21 | $10.69 | $8.36 | $13.30 | | | |
| Number of accumulation units outstanding at end of period | 255,412 | 57,288 | 60,602 | 86,872 | 187,609 | 113,613 | 27,960 | | | |
| **ING SOLUTION 2045 PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during August 2007) | | | | | | | | | | |
| Value at beginning of period | $13.32 | $11.57 | $12.23 | $10.66 | $8.23 | $13.73 | $13.66 | | | |
| Value at end of period | $16.39 | $13.32 | $11.57 | $12.23 | $10.66 | $8.23 | $13.73 | | | |
| Number of accumulation units outstanding at end of period | 126,327 | 78,806 | 72,176 | 66,476 | 188,721 | 100,304 | 24,327 | | | |

CFI 51

# Condensed Financial Information (continued)

| | 2004 | 2005 | 2006 | 2007 | 2008 | 2009 | 2010 | 2011 | 2012 | 2013 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING SOLUTION 2055 PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during October 2012) | | | | | | | | | | |
| Value at beginning of period | | | | | | | | | $12.38 | $12.63 |
| Value at end of period | | | | | | | | | $12.63 | $15.56 |
| Number of accumulation units outstanding at end of period | | | | | | | | | 1,734 | 4,589 |
| **ING SOLUTION BALANCED PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during August 2011) | | | | | | | | | | |
| Value at beginning of period | | | | | | | | $9.37 | $9.42 | $10.68 |
| Value at end of period | | | | | | | | $9.42 | $10.68 | $12.32 |
| Number of accumulation units outstanding at end of period | | | | | | | | 144 | 198 | 245 |
| **ING SOLUTION INCOME PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during October 2007) | | | | | | | | | | |
| Value at beginning of period | | | | $11.70 | $11.64 | $9.68 | $11.31 | $12.35 | $12.36 | $13.53 |
| Value at end of period | | | | $11.64 | $9.68 | $11.31 | $12.35 | $12.36 | $13.53 | $14.43 |
| Number of accumulation units outstanding at end of period | | | | 56,354 | 91,871 | 88,528 | 2,977 | 0 | 0 | 13,561 |
| **ING SOLUTION MODERATELY CONSERVATIVE PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during November 2012) | | | | | | | | | | |
| Value at beginning of period | | | | | | | | | $11.05 | $11.30 |
| Value at end of period | | | | | | | | | $11.30 | $12.34 |
| Number of accumulation units outstanding at end of period | | | | | | | | | 27 | 9,214 |
| **ING STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during August 2007) | | | | | | | | | | |
| Value at beginning of period | | | | $14.69 | $15.03 | $11.45 | $13.46 | $14.90 | $15.12 | $16.94 |
| Value at end of period | | | | $15.03 | $11.45 | $13.46 | $14.90 | $15.12 | $16.94 | $18.93 |
| Number of accumulation units outstanding at end of period | | | | 7,354 | 34,021 | 31,603 | 32,301 | 13,471 | 13,093 | 15,034 |
| **ING STRATEGIC ALLOCATION GROWTH PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during October 2007) | | | | | | | | | | |
| Value at beginning of period | | | | $14.64 | $14.13 | $9.01 | $11.25 | $12.68 | $12.27 | $14.07 |
| Value at end of period | | | | $14.13 | $9.01 | $11.25 | $12.68 | $12.27 | $14.07 | $17.17 |
| Number of accumulation units outstanding at end of period | | | | 3,078 | 37,172 | 39,376 | 36,877 | 39,951 | 41,286 | 37,516 |
| **ING STRATEGIC ALLOCATION MODERATE PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during October 2007) | | | | | | | | | | |
| Value at beginning of period | | | | $14.70 | $14.38 | $9.96 | $12.10 | $13.52 | $13.40 | $15.18 |
| Value at end of period | | | | $14.38 | $9.96 | $12.10 | $13.52 | $13.40 | $15.18 | $17.64 |
| Number of accumulation units outstanding at end of period | | | | 8,094 | 52,428 | 55,566 | 31,739 | 22,138 | 20,955 | 20,548 |
| **ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during June 2006) | | | | | | | | | | |
| Value at beginning of period | | | $11.12 | $12.58 | $13.09 | $9.46 | $12.57 | $14.29 | $14.66 | $16.73 |
| Value at end of period | | | $12.58 | $13.09 | $9.46 | $12.57 | $14.29 | $14.66 | $16.73 | $20.38 |
| Number of accumulation units outstanding at end of period | | | 108 | 62,812 | 167,505 | 217,293 | 46,121 | 44,656 | 51,267 | 66,437 |
| **ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during October 2007) | | | | | | | | | | |
| Value at beginning of period | | | | $14.48 | $13.76 | $7.80 | $11.38 | $14.59 | $14.00 | $16.21 |
| Value at end of period | | | | $13.76 | $7.80 | $11.38 | $14.59 | $14.00 | $16.21 | $21.85 |
| Number of accumulation units outstanding at end of period | | | | 76,716 | 188,321 | 184,692 | 114,069 | 77,784 | 81,331 | 80,205 |
| **ING T. ROWE PRICE EQUITY INCOME PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during November 2005) | | | | | | | | | | |
| Value at beginning of period | | $15.40 | $15.47 | $18.36 | $18.87 | $12.10 | $15.07 | $17.28 | $17.07 | $19.95 |
| Value at end of period | | $15.47 | $18.36 | $18.87 | $12.10 | $15.07 | $17.28 | $17.07 | $19.95 | $25.80 |
| Number of accumulation units outstanding at end of period | | 13 | 76 | 13,793 | 25,956 | 32,001 | 16,403 | 18,111 | 19,591 | 20,774 |
| **ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $11.67 | $13.19 | $13.96 | $15.77 | $17.28 | $9.95 | $14.19 | $16.53 | $16.30 | $19.33 |
| Value at end of period | $13.19 | $13.96 | $15.77 | $17.28 | $9.95 | $14.19 | $16.53 | $16.30 | $19.33 | $26.84 |
| Number of accumulation units outstanding at end of period | 113,711 | 264,015 | 71 | 200,701 | 289,013 | 276,585 | 97,603 | 56,616 | 60,508 | 63,797 |

| | 2004 | 2005 | 2006 | 2007 | 2008 | 2009 | 2010 | 2011 | 2012 | 2013 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during May 2008) | | | | | | | | | | |
| Value at beginning of period | | | | | $17.81 | $9.36 | $12.84 | $14.57 | $12.73 | $15.07 |
| Value at end of period | | | | | $9.36 | $12.84 | $14.57 | $12.73 | $15.07 | $17.18 |
| Number of accumulation units outstanding at end of period | | | | | 2,967 | 2,167 | 2,870 | 2,955 | 4,582 | 4,325 |
| **ING TEMPLETON FOREIGN EQUITY PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2008) | | | | | | | | | | |
| Value at beginning of period | | | | | $10.21 | $6.33 | $8.34 | $9.05 | $7.94 | $9.41 |
| Value at end of period | | | | | $6.33 | $8.34 | $9.05 | $7.94 | $9.41 | $11.29 |
| Number of accumulation units outstanding at end of period | | | | | 54,110 | 68,724 | 59,000 | 41,985 | 56,506 | 47,634 |
| **ING TEMPLETON GLOBAL GROWTH PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during May 2008) | | | | | | | | | | |
| Value at beginning of period | | | | | $10.69 | $6.83 | $9.01 | $9.68 | $9.10 | $11.05 |
| Value at end of period | | | | | $6.83 | $9.01 | $9.68 | $9.10 | $11.05 | $14.39 |
| Number of accumulation units outstanding at end of period | | | | | 398 | 1,474 | 2,321 | 4,220 | 4,557 | 6,639 |
| **ING U.S. BOND INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during September 2008) | | | | | | | | | | |
| Value at beginning of period | | | | | $9.82 | $10.25 | $10.82 | $11.45 | $12.24 | $12.67 |
| Value at end of period | | | | | $10.25 | $10.82 | $11.45 | $12.24 | $12.67 | $12.31 |
| Number of accumulation units outstanding at end of period | | | | | 1,543 | 7,961 | 9,820 | 16,101 | 18,778 | 20,211 |
| **INVESCO MID CAP CORE EQUITY FUND** | | | | | | | | | | |
| (Funds were first received in this option during October 2009) | | | | | | | | | | |
| Value at beginning of period | | | | | | $11.82 | $12.34 | $13.84 | $12.94 | $14.24 |
| Value at end of period | | | | | | $12.34 | $13.84 | $12.94 | $14.24 | $18.34 |
| Number of accumulation units outstanding at end of period | | | | | | 127 | 666 | 703 | 964 | 765 |
| **INVESCO V.I. AMERICAN FRANCHISE FUND** | | | | | | | | | | |
| (Funds were first received in this option during April 2012) | | | | | | | | | | |
| Value at beginning of period | | | | | | | | | $37.20 | $36.19 |
| Value at end of period | | | | | | | | | $36.19 | $50.57 |
| Number of accumulation units outstanding at end of period | | | | | | | | | 1,619 | 1,781 |
| **INVESCO V.I. CORE EQUITY FUND** | | | | | | | | | | |
| (Funds were first received in this option during October 2007) | | | | | | | | | | |
| Value at beginning of period | | | | $12.06 | $11.54 | $8.04 | $10.29 | $11.23 | $11.19 | $12.71 |
| Value at end of period | | | | $11.54 | $8.04 | $10.29 | $11.23 | $11.19 | $12.71 | $16.38 |
| Number of accumulation units outstanding at end of period | | | | 6,961 | 60,385 | 48,596 | 38,020 | 12,509 | 11,710 | 7,561 |
| **JANUS ASPEN ENTERPRISE PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during May 2008) | | | | | | | | | | |
| Value at beginning of period | | | | | $20.38 | $11.30 | $16.31 | $20.47 | $20.12 | $23.52 |
| Value at end of period | | | | | $11.30 | $16.31 | $20.47 | $20.12 | $23.52 | $31.05 |
| Number of accumulation units outstanding at end of period | | | | | 306 | 318 | 0 | 0 | 0 | 0 |
| **LAZARD U.S. MID CAP EQUITY PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during August 2008) | | | | | | | | | | |
| Value at beginning of period | | | | | $7.94 | $5.39 | $7.43 | $9.12 | $8.56 | $9.00 |
| Value at end of period | | | | | $5.39 | $7.43 | $9.12 | $8.56 | $9.00 | $11.89 |
| Number of accumulation units outstanding at end of period | | | | | 172 | 268 | 0 | 0 | 0 | 0 |
| **LOOMIS SAYLES SMALL CAP VALUE FUND** | | | | | | | | | | |
| (Funds were first received in this option during February 2010) | | | | | | | | | | |
| Value at beginning of period | | | | | | | $8.95 | $11.47 | $11.23 | $12.99 |
| Value at end of period | | | | | | | $11.47 | $11.23 | $12.99 | $17.56 |
| Number of accumulation units outstanding at end of period | | | | | | | 157 | 157 | 275 | 488 |
| **LORD ABBETT SERIES FUND - MID CAP STOCK PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $11.17 | $12.98 | $14.01 | $15.67 | $15.71 | $9.50 | $11.99 | $15.00 | $14.35 | $16.39 |
| Value at end of period | $12.98 | $14.01 | $15.67 | $15.71 | $9.50 | $11.99 | $15.00 | $14.35 | $16.39 | $21.30 |
| Number of accumulation units outstanding at end of period | 27,640 | 91,601 | 135 | 114,200 | 295,857 | 284,893 | 161,207 | 31,626 | 34,322 | 21,582 |

**Condensed Financial Information (continued)**

| | 2004 | 2005 | 2006 | 2007 | 2008 | 2009 | 2010 | 2011 | 2012 | 2013 |
|---|---|---|---|---|---|---|---|---|---|---|
| **METWEST TOTAL RETURN BOND FUND** | | | | | | | | | | |
| (Funds were first received in this option during October 2013) | | | | | | | | | | |
| Value at beginning of period | | | | | | | | | | $9.73 |
| Value at end of period | | | | | | | | | | $9.77 |
| Number of accumulation units outstanding at end of period | | | | | | | | | | 26 |
| **NEUBERGER BERMAN SOCIALLY RESPONSIVE FUND®** | | | | | | | | | | |
| (Funds were first received in this option during May 2008) | | | | | | | | | | |
| Value at beginning of period | | | | | $11.32 | $7.01 | $9.12 | $11.14 | $10.77 | $11.89 |
| Value at end of period | | | | | $7.01 | $9.12 | $11.14 | $10.77 | $11.89 | $16.36 |
| Number of accumulation units outstanding at end of period | | | | | 1,041 | 1,425 | 1,278 | 2,118 | 2,239 | 2,374 |
| **NEW PERSPECTIVE FUND®** | | | | | | | | | | |
| (Funds were first received in this option during November 2005) | | | | | | | | | | |
| Value at beginning of period | | $11.96 | $12.64 | $15.10 | $17.45 | $10.81 | $14.82 | $16.65 | $15.34 | $18.47 |
| Value at end of period | | $12.64 | $15.10 | $17.45 | $10.81 | $14.82 | $16.65 | $15.34 | $18.47 | $23.34 |
| Number of accumulation units outstanding at end of period | | 14 | 88 | 101,026 | 163,521 | 191,754 | 50,962 | 50,767 | 57,207 | 62,786 |
| **OPPENHEIMER DEVELOPING MARKETS FUND** | | | | | | | | | | |
| (Funds were first received in this option during June 2006) | | | | | | | | | | |
| Value at beginning of period | | | $39.59 | $52.76 | $70.40 | $36.48 | $66.10 | $83.68 | $68.33 | $82.33 |
| Value at end of period | | | $52.76 | $70.40 | $36.48 | $66.10 | $83.68 | $68.33 | $82.33 | $88.94 |
| Number of accumulation units outstanding at end of period | | | 23 | 21,822 | 29,836 | 34,513 | 7,690 | 7,115 | 7,434 | 7,557 |
| **OPPENHEIMER MAIN STREET SMALL CAP FUND®/VA** | | | | | | | | | | |
| (Funds were first received in this option during June 2006) | | | | | | | | | | |
| Value at beginning of period | | | $11.96 | $13.53 | $13.33 | $8.26 | $11.30 | $13.90 | $13.55 | $15.94 |
| Value at end of period | | | $13.53 | $13.33 | $8.26 | $11.30 | $13.90 | $13.55 | $15.94 | $22.41 |
| Number of accumulation units outstanding at end of period | | | 83 | 87 | 1,170 | 1,911 | 3,032 | 3,247 | 3,238 | 5,403 |
| **PAX WORLD BALANCED FUND** | | | | | | | | | | |
| (Funds were first received in this option during June 2006) | | | | | | | | | | |
| Value at beginning of period | | | $11.52 | $12.77 | $13.94 | $9.63 | $11.65 | $12.99 | $12.72 | $14.11 |
| Value at end of period | | | $12.77 | $13.94 | $9.63 | $11.65 | $12.99 | $12.72 | $14.11 | $16.36 |
| Number of accumulation units outstanding at end of period | | | 86 | 2,128 | 9,208 | 7,802 | 2,302 | 1,909 | 2,175 | 2,404 |
| **PIMCO VIT REAL RETURN PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during October 2007) | | | | | | | | | | |
| Value at beginning of period | | | | $11.58 | $12.24 | $11.34 | $13.38 | $14.42 | $16.06 | $17.41 |
| Value at end of period | | | | $12.24 | $11.34 | $13.38 | $14.42 | $16.06 | $17.41 | $15.76 |
| Number of accumulation units outstanding at end of period | | | | 1,294 | 17,789 | 25,400 | 14,362 | 14,980 | 17,612 | 15,529 |
| **PIONEER EMERGING MARKETS VCT PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during October 2007) | | | | | | | | | | |
| Value at beginning of period | | | | $13.42 | $12.81 | $5.34 | $9.29 | $10.74 | $8.20 | $9.16 |
| Value at end of period | | | | $12.81 | $5.34 | $9.29 | $10.74 | $8.20 | $9.16 | $8.95 |
| Number of accumulation units outstanding at end of period | | | | 6,877 | 28,966 | 38,887 | 19,487 | 17,464 | 17,181 | 17,011 |
| **PIONEER HIGH YIELD VCT PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during October 2007) | | | | | | | | | | |
| Value at beginning of period | | | | $12.73 | $12.43 | $8.00 | $12.81 | $15.07 | $14.77 | $17.09 |
| Value at end of period | | | | $12.43 | $8.00 | $12.81 | $15.07 | $14.77 | $17.09 | $19.10 |
| Number of accumulation units outstanding at end of period | | | | 36,834 | 42,787 | 44,347 | 6,327 | 5,674 | 4,547 | 4,870 |
| **SMALLCAP WORLD FUND®** | | | | | | | | | | |
| (Funds were first received in this option during October 2008) | | | | | | | | | | |
| Value at beginning of period | | | | | $6.39 | $5.48 | $8.40 | $10.46 | $8.94 | $10.87 |
| Value at end of period | | | | | $5.48 | $8.40 | $10.46 | $8.94 | $10.87 | $14.02 |
| Number of accumulation units outstanding at end of period | | | | | 88 | 2,107 | 7,684 | 10,062 | 12,073 | 12,131 |

**Condensed Financial Information (continued)**

| | 2004 | 2005 | 2006 | 2007 | 2008 | 2009 | 2010 | 2011 | 2012 | 2013 |
|---|---|---|---|---|---|---|---|---|---|---|
| **TEMPLETON GLOBAL BOND FUND** | | | | | | | | | | |
| (Funds were first received in this option during October 2007) | | | | | | | | | | |
| Value at beginning of period | | | | $21.26 | $21.39 | $22.66 | $26.86 | $30.17 | $29.37 | $33.91 |
| Value at end of period | | | | $21.39 | $22.66 | $26.86 | $30.17 | $29.37 | $33.91 | $34.55 |
| Number of accumulation units outstanding at end of period | | | | 14,707 | 48,185 | 56,272 | 28,205 | 29,492 | 29,160 | 24,385 |
| **THE BOND FUND OF AMERICA℠** | | | | | | | | | | |
| (Funds were first received in this option during September 2008) | | | | | | | | | | |
| Value at beginning of period | | | | | $9.68 | $8.75 | $10.02 | $10.72 | $11.38 | $12.01 |
| Value at end of period | | | | | $8.75 | $10.02 | $10.72 | $11.38 | $12.01 | $11.74 |
| Number of accumulation units outstanding at end of period | | | | | 136 | 2,597 | 1,060 | 1,738 | 3,122 | 1,995 |
| **THE GROWTH FUND OF AMERICA®** | | | | | | | | | | |
| (Funds were first received in this option during November 2005) | | | | | | | | | | |
| Value at beginning of period | | $11.79 | $12.40 | $13.71 | $15.15 | $9.21 | $12.35 | $13.82 | $13.11 | $15.76 |
| Value at end of period | | $12.40 | $13.71 | $15.15 | $9.21 | $12.35 | $13.82 | $13.11 | $15.76 | $21.03 |
| Number of accumulation units outstanding at end of period | | 15 | 231 | 173,779 | 250,525 | 263,366 | 72,540 | 72,655 | 74,283 | 84,560 |
| **USAA PRECIOUS METALS AND MINERALS FUND** | | | | | | | | | | |
| (Funds were first received in this option during May 2011) | | | | | | | | | | |
| Value at beginning of period | | | | | | | | $10.36 | $8.79 | $7.70 |
| Value at end of period | | | | | | | | $8.79 | $7.70 | $3.73 |
| Number of accumulation units outstanding at end of period | | | | | | | | 11,643 | 15,584 | 34,260 |
| **WANGER INTERNATIONAL** | | | | | | | | | | |
| (Funds were first received in this option during November 2007) | | | | | | | | | | |
| Value at beginning of period | | | | $11.06 | $10.55 | $5.72 | $8.54 | $10.64 | $9.05 | $10.97 |
| Value at end of period | | | | $10.55 | $5.72 | $8.54 | $10.64 | $9.05 | $10.97 | $13.39 |
| Number of accumulation units outstanding at end of period | | | | 1,992 | 6,521 | 8,016 | 9,674 | 11,488 | 8,992 | 5,477 |
| **WANGER SELECT** | | | | | | | | | | |
| (Funds were first received in this option during October 2007) | | | | | | | | | | |
| Value at beginning of period | | | | $17.81 | $16.46 | $8.36 | $13.85 | $17.48 | $14.34 | $16.94 |
| Value at end of period | | | | $16.46 | $8.36 | $13.85 | $17.48 | $14.34 | $16.94 | $22.73 |
| Number of accumulation units outstanding at end of period | | | | 72,244 | 104,463 | 110,640 | 12,185 | 12,201 | 12,375 | 13,858 |
| **WANGER USA** | | | | | | | | | | |
| (Funds were first received in this option during October 2007) | | | | | | | | | | |
| Value at beginning of period | | | | $15.64 | $14.60 | $8.78 | $12.45 | $15.31 | $14.73 | $17.63 |
| Value at end of period | | | | $14.60 | $8.78 | $12.45 | $15.31 | $14.73 | $17.63 | $23.51 |
| Number of accumulation units outstanding at end of period | | | | 45,718 | 54,768 | 57,103 | 8,922 | 8,022 | 7,994 | 8,283 |
| **WASHINGTON MUTUAL INVESTORS FUND℠** | | | | | | | | | | |
| (Funds were first received in this option during June 2006) | | | | | | | | | | |
| Value at beginning of period | | | $11.52 | $13.21 | $13.68 | $9.12 | $10.82 | $12.22 | $13.04 | $14.62 |
| Value at end of period | | | $13.21 | $13.68 | $9.12 | $10.82 | $12.22 | $13.04 | $14.62 | $19.22 |
| Number of accumulation units outstanding at end of period | | | 85 | 77,601 | 154,599 | 163,758 | 54,243 | 50,887 | 55,989 | 56,662 |
| **WELLS FARGO ADVANTAGE SPECIAL SMALL CAP VALUE FUND** | | | | | | | | | | |
| (Funds were first received in this option during October 2007) | | | | | | | | | | |
| Value at beginning of period | | | | $25.99 | $23.16 | $15.76 | $20.41 | $24.94 | $24.33 | $27.52 |
| Value at end of period | | | | $23.16 | $15.76 | $20.41 | $24.94 | $24.33 | $27.52 | $37.89 |
| Number of accumulation units outstanding at end of period | | | | 41,376 | 52,239 | 53,015 | 7,895 | 7,814 | 7,621 | 7,911 |

# Condensed Financial Information (continued)

## TABLE 7

FOR CONTRACTS ISSUED UNDER 403(b), 401(a) AND 401(k) PLANS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 0.35%

(Selected data for accumulation units outstanding throughout each period)

| | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 |
|---|---|---|---|---|---|---|---|---|---|
| **CALVERT VP SRI BALANCED PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during January 2005) | | | | | | | | | |
| Value at beginning of period | $15.42 | $14.01 | $13.44 | $12.03 | $9.64 | $14.08 | $13.75 | $12.69 | $11.84 |
| Value at end of period | $18.14 | $15.42 | $14.01 | $13.44 | $12.03 | $9.64 | $14.08 | $13.75 | $12.69 |
| Number of accumulation units outstanding at end of period | 187 | 187 | 187 | 211 | 211 | 211 | 211 | 680 | 8,828 |
| **EUROPACIFIC GROWTH FUND®** | | | | | | | | | |
| (Funds were first received in this option during January 2006) | | | | | | | | | |
| Value at beginning of period | $18.30 | $15.40 | $17.89 | $16.41 | $11.84 | $19.98 | $16.87 | $14.45 | |
| Value at end of period | $21.91 | $18.30 | $15.40 | $17.89 | $16.41 | $11.84 | $19.98 | $16.87 | |
| Number of accumulation units outstanding at end of period | 381 | 1,625 | 2,032 | 1,479 | 1,790 | 3,482 | 10,404 | 78,804 | |
| **FIDELITY® VIP CONTRAFUND® PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during January 2005) | | | | | | | | | |
| Value at beginning of period | $23.86 | $20.57 | $21.18 | $18.13 | $13.41 | $23.40 | $19.97 | $17.94 | $14.87 |
| Value at end of period | $31.22 | $23.86 | $20.57 | $21.18 | $18.13 | $13.41 | $23.40 | $19.97 | $17.94 |
| Number of accumulation units outstanding at end of period | 10,508 | 16,639 | 18,953 | 22,201 | 24,727 | 25,935 | 58,605 | 146,993 | 406,492 |
| **FIDELITY® VIP EQUITY-INCOME PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during January 2005) | | | | | | | | | |
| Value at beginning of period | $16.53 | $14.14 | $14.05 | $12.25 | $9.44 | $16.52 | $16.33 | $13.63 | $12.61 |
| Value at end of period | $21.11 | $16.53 | $14.14 | $14.05 | $12.25 | $9.44 | $16.52 | $16.33 | $13.63 |
| Number of accumulation units outstanding at end of period | 4,868 | 6,296 | 6,803 | 8,244 | 9,352 | 11,582 | 19,791 | 25,339 | 268,189 |
| **FIDELITY® VIP GROWTH PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during January 2005) | | | | | | | | | |
| Value at beginning of period | $15.57 | $13.62 | $13.64 | $11.03 | $8.63 | $16.38 | $12.95 | $12.16 | $11.18 |
| Value at end of period | $21.15 | $15.57 | $13.62 | $13.64 | $11.03 | $8.63 | $16.38 | $12.95 | $12.16 |
| Number of accumulation units outstanding at end of period | 10,849 | 12,881 | 14,211 | 17,805 | 21,537 | 25,554 | 38,850 | 46,498 | 508,322 |
| **FIDELITY® VIP OVERSEAS PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during January 2005) | | | | | | | | | |
| Value at beginning of period | $14.10 | $11.72 | $14.20 | $12.60 | $9.99 | $17.84 | $15.26 | $12.97 | $10.61 |
| Value at end of period | $18.33 | $14.10 | $11.72 | $14.20 | $12.60 | $9.99 | $17.84 | $15.26 | $12.97 |
| Number of accumulation units outstanding at end of period | 848 | 1,442 | 3,088 | 3,307 | 2,690 | 6,359 | 9,400 | 14,219 | 28,266 |
| **FRANKLIN SMALL CAP VALUE SECURITIES FUND** | | | | | | | | | |
| (Funds were first received in this option during November 2005) | | | | | | | | | |
| Value at beginning of period | $23.16 | $19.63 | $20.47 | $16.02 | $12.45 | $18.65 | $19.17 | $16.45 | $16.13 |
| Value at end of period | $31.44 | $23.16 | $19.63 | $20.47 | $16.02 | $12.45 | $18.65 | $19.17 | $16.45 |
| Number of accumulation units outstanding at end of period | 0 | 0 | 0 | 0 | 0 | 1,089 | 1,372 | 23,711 | 4,212 |
| **ING AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during November 2005) | | | | | | | | | |
| Value at beginning of period | $21.38 | $18.44 | $19.11 | $15.72 | $11.62 | $15.88 | $16.41 | $14.27 | $14.04 |
| Value at end of period | $27.99 | $21.38 | $18.44 | $19.11 | $15.72 | $11.62 | $15.88 | $16.41 | $14.27 |
| Number of accumulation units outstanding at end of period | 8 | 8 | 8 | 8 | 8 | 11 | 116 | 2,150 | 4,873 |
| **ING BALANCED PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during January 2005) | | | | | | | | | |
| Value at beginning of period | $17.04 | $15.05 | $15.30 | $13.45 | $11.32 | $15.80 | $15.02 | $13.71 | $12.97 |
| Value at end of period | $19.82 | $17.04 | $15.05 | $15.30 | $13.45 | $11.32 | $15.80 | $15.02 | $13.71 |
| Number of accumulation units outstanding at end of period | 2,211 | 2,211 | 2,794 | 3,958 | 9,862 | 12,253 | 14,281 | 14,972 | 55,819 |

| | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 |
|---|---|---|---|---|---|---|---|---|---|
| **ING BARON GROWTH PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during November 2005) | | | | | | | | | |
| Value at beginning of period | $23.25 | $19.50 | $19.14 | $15.19 | $11.27 | $19.25 | $18.21 | $15.85 | $15.67 |
| Value at end of period | $32.17 | $23.25 | $19.50 | $19.14 | $15.19 | $11.27 | $19.25 | $18.21 | $15.85 |
| Number of accumulation units outstanding at end of period | 172 | 172 | 172 | 172 | 550 | 1,446 | 4,560 | 4,663 | 3,937 |
| **ING BLACKROCK LARGE CAP GROWTH PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during April 2007) | | | | | | | | | |
| Value at beginning of period | $10.58 | $9.25 | $9.41 | $8.31 | $6.39 | $10.50 | $10.70 | | |
| Value at end of period | $14.07 | $10.58 | $9.25 | $9.41 | $8.31 | $6.39 | $10.50 | | |
| Number of accumulation units outstanding at end of period | 6,337 | 7,366 | 7,497 | 12,325 | 12,460 | 14,705 | 18,859 | | |
| **ING COLUMBIA CONTRARIAN CORE PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during December 2009) | | | | | | | | | |
| Value at beginning of period | $20.93 | $18.71 | $19.69 | $17.64 | $17.75 | | | | |
| Value at end of period | $28.10 | $20.93 | $18.71 | $19.69 | $17.64 | | | | |
| Number of accumulation units outstanding at end of period | 6 | 6 | 6 | 6 | 6 | | | | |
| **ING FMR<sup>SM</sup> DIVERSIFIED MID CAP PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during November 2007) | | | | | | | | | |
| Value at beginning of period | $16.51 | $14.45 | $16.28 | $12.73 | $9.18 | $15.13 | $15.46 | | |
| Value at end of period | $22.37 | $16.51 | $14.45 | $16.28 | $12.73 | $9.18 | $15.13 | | |
| Number of accumulation units outstanding at end of period | 0 | 0 | 0 | 0 | 0 | 0 | 1,450 | | |
| **ING GLOBAL BOND PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during April 2005) | | | | | | | | | |
| Value at beginning of period | $15.63 | $14.54 | $14.07 | $12.18 | $9.95 | $11.94 | $10.90 | $10.20 | $10.01 |
| Value at end of period | $14.95 | $15.63 | $14.54 | $14.07 | $12.18 | $9.95 | $11.94 | $10.90 | $10.20 |
| Number of accumulation units outstanding at end of period | 2,599 | 2,645 | 2,737 | 2,394 | 3,457 | 3,311 | 11,915 | 8,168 | 118,602 |
| **ING GLOBAL RESOURCES PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during January 2007) | | | | | | | | | |
| Value at beginning of period | $11.64 | $12.02 | $13.28 | $10.96 | $8.00 | $13.60 | $9.70 | | |
| Value at end of period | $13.18 | $11.64 | $12.02 | $13.28 | $10.96 | $8.00 | $13.60 | | |
| Number of accumulation units outstanding at end of period | 972 | 1,129 | 1,176 | 1,237 | 1,236 | 3,381 | 4,631 | | |
| **ING GROWTH AND INCOME PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during January 2005) | | | | | | | | | |
| Value at beginning of period | $12.01 | $10.41 | $10.47 | $9.21 | $7.09 | $11.41 | $10.67 | $9.37 | $8.47 |
| Value at end of period | $15.63 | $12.01 | $10.41 | $10.47 | $9.21 | $7.09 | $11.41 | $10.67 | $9.37 |
| Number of accumulation units outstanding at end of period | 58,440 | 58,009 | 69,217 | 79,285 | 77,119 | 89,124 | 136,998 | 152,431 | 202,922 |
| **ING INDEX PLUS LARGECAP PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during January 2005) | | | | | | | | | |
| Value at beginning of period | $14.66 | $12.86 | $12.91 | $11.37 | $9.26 | $14.80 | $14.14 | $12.39 | $11.52 |
| Value at end of period | $19.42 | $14.66 | $12.86 | $12.91 | $11.37 | $9.26 | $14.80 | $14.14 | $12.39 |
| Number of accumulation units outstanding at end of period | 8,242 | 11,910 | 12,360 | 36,464 | 41,410 | 25,117 | 35,735 | 46,236 | 295,355 |
| **ING INDEX PLUS MIDCAP PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during January 2005) | | | | | | | | | |
| Value at beginning of period | $29.72 | $25.34 | $25.72 | $21.17 | $16.13 | $25.93 | $24.66 | $22.61 | $19.59 |
| Value at end of period | $39.85 | $29.72 | $25.34 | $25.72 | $21.17 | $16.13 | $25.93 | $24.66 | $22.61 |
| Number of accumulation units outstanding at end of period | 622 | 840 | 1,700 | 14,634 | 14,516 | 2,814 | 8,033 | 36,707 | 191,258 |
| **ING INDEX PLUS SMALLCAP PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during January 2005) | | | | | | | | | |
| Value at beginning of period | $20.61 | $18.40 | $18.60 | $15.20 | $12.21 | $18.45 | $19.75 | $17.41 | $15.43 |
| Value at end of period | $29.30 | $20.61 | $18.40 | $18.60 | $15.20 | $12.21 | $18.45 | $19.75 | $17.41 |
| Number of accumulation units outstanding at end of period | 79 | 376 | 1,161 | 1,491 | 1,490 | 1,644 | 4,818 | 22,671 | 114,046 |

**Condensed Financial Information (continued)**

| | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 |
|---|---|---|---|---|---|---|---|---|---|
| **ING INTERMEDIATE BOND PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during January 2005) | | | | | | | | | |
| Value at beginning of period | $21.51 | $19.74 | $18.42 | $16.82 | $15.13 | $16.59 | $15.70 | $15.14 | $14.71 |
| Value at end of period | $21.41 | $21.51 | $19.74 | $18.42 | $16.82 | $15.13 | $16.59 | $15.70 | $15.14 |
| Number of accumulation units outstanding at end of period | 1,589 | 3,573 | 3,465 | 3,612 | 3,550 | 5,568 | 12,107 | 39,814 | 158,961 |
| **ING INTERNATIONAL INDEX PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during August 2009) | | | | | | | | | |
| Value at beginning of period | $8.44 | $7.13 | $8.15 | $7.58 | $6.96 | | | | |
| Value at end of period | $10.21 | $8.44 | $7.13 | $8.15 | $7.58 | | | | |
| Number of accumulation units outstanding at end of period | 207 | 207 | 275 | 275 | 275 | | | | |
| **ING INVESCO COMSTOCK PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during October 2005) | | | | | | | | | |
| Value at beginning of period | $15.63 | $13.22 | $13.55 | $11.81 | $9.22 | $14.56 | $14.96 | $12.95 | $12.19 |
| Value at end of period | $21.03 | $15.63 | $13.22 | $13.55 | $11.81 | $9.22 | $14.56 | $14.96 | $12.95 |
| Number of accumulation units outstanding at end of period | 405 | 406 | 550 | 476 | 406 | 317 | 248 | 191 | 37 |
| **ING INVESCO EQUITY AND INCOME PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during November 2005) | | | | | | | | | |
| Value at beginning of period | $14.92 | $13.27 | $13.47 | $12.03 | $9.84 | $12.48 | $12.09 | $11.15 | $10.63 |
| Value at end of period | $18.58 | $14.92 | $13.27 | $13.47 | $12.03 | $9.84 | $12.48 | $12.09 | $11.15 |
| Number of accumulation units outstanding at end of period | 8,270 | 9,698 | 10,403 | 12,300 | 13,962 | 16,732 | 35,553 | 39,629 | 736,384 |
| **ING INVESCO GROWTH AND INCOME PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during April 2011) | | | | | | | | | |
| Value at beginning of period | $13.66 | $11.97 | $13.29 | | | | | | |
| Value at end of period | $18.23 | $13.66 | $11.97 | | | | | | |
| Number of accumulation units outstanding at end of period | 0 | 0 | 188 | | | | | | |
| **ING JPMORGAN MID CAP VALUE PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during November 2005) | | | | | | | | | |
| Value at beginning of period | $22.85 | $19.10 | $18.83 | $15.37 | $12.27 | $18.39 | $18.03 | $15.53 | $15.12 |
| Value at end of period | $29.95 | $22.85 | $19.10 | $18.83 | $15.37 | $12.27 | $18.39 | $18.03 | $15.53 |
| Number of accumulation units outstanding at end of period | 92 | 2,470 | 1,447 | 1,343 | 1,232 | 1,631 | 3,214 | 2,132 | 4,373 |
| **ING JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during August 2007) | | | | | | | | | |
| Value at beginning of period | $16.83 | $14.23 | $14.47 | $11.46 | $9.03 | $12.94 | $13.12 | | |
| Value at end of period | $23.30 | $16.83 | $14.23 | $14.47 | $11.46 | $9.03 | $12.94 | | |
| Number of accumulation units outstanding at end of period | 0 | 2,900 | 2,730 | 2,561 | 2,375 | 2,374 | 1,981 | | |
| **ING LARGE CAP GROWTH PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during January 2011) | | | | | | | | | |
| Value at beginning of period | $12.24 | $10.40 | $10.33 | | | | | | |
| Value at end of period | $15.98 | $12.24 | $10.40 | | | | | | |
| Number of accumulation units outstanding at end of period | 10,846 | 11,252 | 12,554 | | | | | | |
| **ING LARGE CAP VALUE PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during July 2007) | | | | | | | | | |
| Value at beginning of period | $10.14 | $8.87 | $8.60 | $7.23 | $6.44 | $9.25 | $9.45 | | |
| Value at end of period | $13.23 | $10.14 | $8.87 | $8.60 | $7.23 | $6.44 | $9.25 | | |
| Number of accumulation units outstanding at end of period | 5 | 1,926 | 1,785 | 1,754 | 2,375 | 1,937 | 11,223 | | |
| **ING MIDCAP OPPORTUNITIES PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during April 2011) | | | | | | | | | |
| Value at beginning of period | $20.16 | $17.71 | $19.59 | | | | | | |
| Value at end of period | $26.51 | $20.16 | $17.71 | | | | | | |
| Number of accumulation units outstanding at end of period | 0 | 40 | 40 | | | | | | |

| | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 |
|---|---|---|---|---|---|---|---|---|---|
| **ING MONEY MARKET PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during November 2005) | | | | | | | | | |
| Value at beginning of period | $13.87 | $13.91 | $13.96 | $13.97 | $13.98 | $13.66 | $13.04 | $12.47 | $12.42 |
| Value at end of period | $13.82 | $13.87 | $13.91 | $13.96 | $13.97 | $13.98 | $13.66 | $13.04 | $12.47 |
| Number of accumulation units outstanding at end of period | 6,315 | 24,846 | 32,249 | 43,752 | 46,061 | 88,510 | 85,032 | 27,460 | 15,610 |
| **ING OPPENHEIMER GLOBAL PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during October 2005) | | | | | | | | | |
| Value at beginning of period | $16.17 | $13.33 | $14.56 | $12.13 | $8.72 | $14.66 | $13.81 | $12.22 | $10.97 |
| Value at end of period | $20.48 | $16.17 | $13.33 | $14.56 | $12.13 | $8.72 | $14.66 | $13.81 | $12.22 |
| Number of accumulation units outstanding at end of period | 24,567 | 28,622 | 32,266 | 44,228 | 48,674 | 57,029 | 77,524 | 129,996 | 483,771 |
| **ING PIMCO HIGH YIELD PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during March 2009) | | | | | | | | | |
| Value at beginning of period | $18.16 | $15.98 | $15.36 | $13.49 | $8.61 | | | | |
| Value at end of period | $19.11 | $18.16 | $15.98 | $15.36 | $13.49 | | | | |
| Number of accumulation units outstanding at end of period | 0 | 794 | 794 | 794 | 1,648 | | | | |
| **ING PIMCO TOTAL RETURN PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during November 2005) | | | | | | | | | |
| Value at beginning of period | $17.68 | $16.45 | $15.98 | $14.91 | $13.29 | $13.36 | $12.25 | $11.82 | $11.63 |
| Value at end of period | $17.29 | $17.68 | $16.45 | $15.98 | $14.91 | $13.29 | $13.36 | $12.25 | $11.82 |
| Number of accumulation units outstanding at end of period | 91 | 624 | 624 | 624 | 1,328 | 1,576 | 1,577 | 1,919 | 1,911 |
| **ING PIONEER HIGH YIELD PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during July 2009) | | | | | | | | | |
| Value at beginning of period | $17.91 | $15.47 | $15.63 | $13.18 | $11.07 | | | | |
| Value at end of period | $20.05 | $17.91 | $15.47 | $15.63 | $13.18 | | | | |
| Number of accumulation units outstanding at end of period | 0 | 0 | 0 | 0 | 904 | | | | |
| **ING SMALL COMPANY PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during January 2005) | | | | | | | | | |
| Value at beginning of period | $25.54 | $22.38 | $23.03 | $18.58 | $14.62 | $21.27 | $20.16 | $17.32 | $14.92 |
| Value at end of period | $35.06 | $25.54 | $22.38 | $23.03 | $18.58 | $14.62 | $21.27 | $20.16 | $17.32 |
| Number of accumulation units outstanding at end of period | 862 | 1,276 | 1,902 | 2,112 | 2,158 | 3,758 | 8,894 | 14,864 | 54,124 |
| **ING SOLUTION 2015 PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during May 2006) | | | | | | | | | |
| Value at beginning of period | $13.38 | $12.05 | $12.18 | $10.98 | $9.01 | $12.36 | $11.86 | $11.22 | |
| Value at end of period | $14.55 | $13.38 | $12.05 | $12.18 | $10.98 | $9.01 | $12.36 | $11.86 | |
| Number of accumulation units outstanding at end of period | 0 | 154,734 | 159,974 | 179,588 | 177,786 | 184,289 | 174,997 | 159,881 | |
| **ING SOLUTION 2025 PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during May 2006) | | | | | | | | | |
| Value at beginning of period | $13.13 | $11.61 | $12.02 | $10.60 | $8.46 | $12.84 | $12.31 | $11.70 | |
| Value at end of period | $15.22 | $13.13 | $11.61 | $12.02 | $10.60 | $8.46 | $12.84 | $12.31 | |
| Number of accumulation units outstanding at end of period | 6,057 | 237,708 | 228,952 | 220,355 | 208,947 | 205,625 | 186,431 | 182,204 | |
| **ING SOLUTION 2035 PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during May 2006) | | | | | | | | | |
| Value at beginning of period | $13.28 | $11.58 | $12.18 | $10.67 | $8.34 | $13.29 | $12.66 | $12.00 | |
| Value at end of period | $15.92 | $13.28 | $11.58 | $12.18 | $10.67 | $8.34 | $13.29 | $12.66 | |
| Number of accumulation units outstanding at end of period | 0 | 193,124 | 181,697 | 166,923 | 150,258 | 139,377 | 116,662 | 221,134 | |
| **ING SOLUTION 2045 PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during May 2006) | | | | | | | | | |
| Value at beginning of period | $13.27 | $11.53 | $12.20 | $10.63 | $8.22 | $13.71 | $13.01 | $12.36 | |
| Value at end of period | $16.32 | $13.27 | $11.53 | $12.20 | $10.63 | $8.22 | $13.71 | $13.01 | |
| Number of accumulation units outstanding at end of period | 0 | 38,359 | 34,067 | 28,191 | 23,400 | 16,963 | 12,540 | 67,196 | |

| | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 |
|---|---|---|---|---|---|---|---|---|---|
| **ING SOLUTION 2055 PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during November 2010) | | | | | | | | | |
| Value at beginning of period | $12.62 | $10.96 | $11.59 | $11.08 | | | | | |
| Value at end of period | $15.53 | $12.62 | $10.96 | $11.59 | | | | | |
| Number of accumulation units outstanding at end of period | 0 | 1,205 | 966 | 46 | | | | | |
| **ING SOLUTION INCOME PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during May 2006) | | | | | | | | | |
| Value at beginning of period | $13.48 | $12.32 | $12.32 | $11.28 | $9.66 | $11.63 | $11.09 | $10.55 | |
| Value at end of period | $14.37 | $13.48 | $12.32 | $12.32 | $11.28 | $9.66 | $11.63 | $11.09 | |
| Number of accumulation units outstanding at end of period | 0 | 8,118 | 26,425 | 5,426 | 6,531 | 5,921 | 6,466 | 30,471 | |
| **ING STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during November 2005) | | | | | | | | | |
| Value at beginning of period | $16.81 | $15.02 | $14.81 | $13.38 | $11.39 | $14.96 | $14.19 | $13.14 | $12.94 |
| Value at end of period | $18.78 | $16.81 | $15.02 | $14.81 | $13.38 | $11.39 | $14.96 | $14.19 | $13.14 |
| Number of accumulation units outstanding at end of period | 178 | 178 | 178 | 220 | 220 | 417 | 629 | 734 | 873 |
| **ING STRATEGIC ALLOCATION GROWTH PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during November 2005) | | | | | | | | | |
| Value at beginning of period | $13.97 | $12.19 | $12.60 | $11.18 | $8.96 | $14.07 | $13.44 | $11.91 | $11.66 |
| Value at end of period | $17.04 | $13.97 | $12.19 | $12.60 | $11.18 | $8.96 | $14.07 | $13.44 | $11.91 |
| Number of accumulation units outstanding at end of period | 1,045 | 1,045 | 1,090 | 1,090 | 1,090 | 3,378 | 3,376 | 8,061 | 8,301 |
| **ING STRATEGIC ALLOCATION MODERATE PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during November 2005) | | | | | | | | | |
| Value at beginning of period | $15.07 | $13.31 | $13.43 | $12.03 | $9.91 | $14.31 | $13.61 | $12.29 | $12.09 |
| Value at end of period | $17.51 | $15.07 | $13.31 | $13.43 | $12.03 | $9.91 | $14.31 | $13.61 | $12.29 |
| Number of accumulation units outstanding at end of period | 938 | 1,250 | 2,079 | 2,398 | 3,162 | 3,585 | 3,904 | 3,905 | 4,600 |
| **ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during November 2007) | | | | | | | | | |
| Value at beginning of period | $16.66 | $14.61 | $14.25 | $12.54 | $9.44 | $13.07 | $13.26 | | |
| Value at end of period | $20.29 | $16.66 | $14.61 | $14.25 | $12.54 | $9.44 | $13.07 | | |
| Number of accumulation units outstanding at end of period | 0 | 6,060 | 5,893 | 5,448 | 5,079 | 4,535 | 4,219 | | |
| **ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during October 2005) | | | | | | | | | |
| Value at beginning of period | $16.15 | $14.36 | $14.96 | $11.36 | $7.78 | $14.13 | $12.16 | $11.53 | $10.26 |
| Value at end of period | $21.75 | $16.15 | $14.36 | $14.96 | $11.36 | $7.78 | $14.13 | $12.16 | $11.53 |
| Number of accumulation units outstanding at end of period | 20,475 | 24,515 | 25,919 | 27,058 | 32,557 | 39,391 | 52,730 | 63,035 | 325,081 |
| **ING T. ROWE PRICE EQUITY INCOME PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during May 2006) | | | | | | | | | |
| Value at beginning of period | $19.86 | $17.00 | $17.21 | $15.03 | $12.06 | $18.83 | $18.33 | $16.75 | |
| Value at end of period | $25.67 | $19.86 | $17.00 | $17.21 | $15.03 | $12.06 | $18.83 | $18.33 | |
| Number of accumulation units outstanding at end of period | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 45,876 | |
| **ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during October 2005) | | | | | | | | | |
| Value at beginning of period | $19.19 | $16.19 | $16.43 | $14.11 | $9.90 | $17.19 | $15.70 | $13.90 | $13.02 |
| Value at end of period | $26.63 | $19.19 | $16.19 | $16.43 | $14.11 | $9.90 | $17.19 | $15.70 | $13.90 |
| Number of accumulation units outstanding at end of period | 5,361 | 5,464 | 6,309 | 7,024 | 7,551 | 10,910 | 26,614 | 27,674 | 31,151 |
| **ING TEMPLETON FOREIGN EQUITY PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during April 2008) | | | | | | | | | |
| Value at beginning of period | $9.39 | $7.93 | $9.04 | $8.33 | $6.33 | $10.21 | | | |
| Value at end of period | $11.26 | $9.39 | $7.93 | $9.04 | $8.33 | $6.33 | | | |
| Number of accumulation units outstanding at end of period | 3,860 | 3,908 | 4,404 | 4,687 | 5,041 | 5,717 | | | |

**Condensed Financial Information (continued)**

| | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 |
|---|---|---|---|---|---|---|---|---|---|
| **ING U.S. STOCK INDEX PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during May 2006) | | | | | | | | | |
| Value at beginning of period | $14.64 | $12.69 | $12.51 | $10.94 | $8.70 | $13.88 | $13.23 | $12.23 | |
| Value at end of period | $19.26 | $14.64 | $12.69 | $12.51 | $10.94 | $8.70 | $13.88 | $13.23 | |
| Number of accumulation units outstanding at end of period | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 61,037 | |
| **INVESCO V.I. CORE EQUITY FUND** | | | | | | | | | |
| (Funds were first received in this option during November 2005) | | | | | | | | | |
| Value at beginning of period | $12.62 | $11.12 | $11.17 | $10.23 | $8.00 | $11.49 | $10.67 | $9.17 | $9.03 |
| Value at end of period | $16.26 | $12.62 | $11.12 | $11.17 | $10.23 | $8.00 | $11.49 | $10.67 | $9.17 |
| Number of accumulation units outstanding at end of period | 1,072 | 1,073 | 1,073 | 1,000 | 1,015 | 2,047 | 2,060 | 2,152 | 2,061 |
| **LORD ABBETT SERIES FUND - MID CAP STOCK PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during January 2005) | | | | | | | | | |
| Value at beginning of period | $16.30 | $14.28 | $14.93 | $11.94 | $9.47 | $15.66 | $15.63 | $13.97 | $12.41 |
| Value at end of period | $21.17 | $16.30 | $14.28 | $14.93 | $11.94 | $9.47 | $15.66 | $15.63 | $13.97 |
| Number of accumulation units outstanding at end of period | 131 | 131 | 131 | 672 | 672 | 1,591 | 2,882 | 5,928 | 73,913 |
| **NEW PERSPECTIVE FUND®** | | | | | | | | | |
| (Funds were first received in this option during November 2007) | | | | | | | | | |
| Value at beginning of period | $18.39 | $15.28 | $16.60 | $14.78 | $10.79 | $17.42 | $18.12 | | |
| Value at end of period | $23.23 | $18.39 | $15.28 | $16.60 | $14.78 | $10.79 | $17.42 | | |
| Number of accumulation units outstanding at end of period | 0 | 2,768 | 2,553 | 2,344 | 2,129 | 1,881 | 1,676 | | |
| **PIMCO VIT REAL RETURN PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during May 2006) | | | | | | | | | |
| Value at beginning of period | $17.34 | $16.00 | $14.38 | $13.34 | $11.31 | $12.21 | $11.09 | $10.84 | |
| Value at end of period | $15.68 | $17.34 | $16.00 | $14.38 | $13.34 | $11.31 | $12.21 | $11.09 | |
| Number of accumulation units outstanding at end of period | 0 | 1,972 | 1,118 | 1,445 | 2,179 | 1,243 | 1,151 | 73,266 | |
| **PIONEER EMERGING MARKETS VCT PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during August 2007) | | | | | | | | | |
| Value at beginning of period | $9.13 | $8.18 | $10.72 | $9.28 | $5.33 | $12.81 | $9.69 | | |
| Value at end of period | $8.92 | $9.13 | $8.18 | $10.72 | $9.28 | $5.33 | $12.81 | | |
| Number of accumulation units outstanding at end of period | 0 | 0 | 0 | 0 | 0 | 96 | 21 | | |
| **PIONEER HIGH YIELD VCT PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during November 2007) | | | | | | | | | |
| Value at beginning of period | $17.02 | $14.72 | $15.02 | $12.77 | $7.98 | $12.41 | $12.64 | | |
| Value at end of period | $19.01 | $17.02 | $14.72 | $15.02 | $12.77 | $7.98 | $12.41 | | |
| Number of accumulation units outstanding at end of period | 0 | 271 | 220 | 174 | 122 | 91 | 71 | | |
| **SMALLCAP WORLD FUND®** | | | | | | | | | |
| (Funds were first received in this option during December 2010) | | | | | | | | | |
| Value at beginning of period | $10.85 | $8.92 | $10.45 | $10.28 | | | | | |
| Value at end of period | $13.98 | $10.85 | $8.92 | $10.45 | | | | | |
| Number of accumulation units outstanding at end of period | 0 | 269 | 269 | 269 | | | | | |
| **TEMPLETON GLOBAL BOND FUND** | | | | | | | | | |
| (Funds were first received in this option during November 2007) | | | | | | | | | |
| Value at beginning of period | $33.71 | $29.21 | $30.03 | $26.74 | $22.58 | $21.32 | $21.55 | | |
| Value at end of period | $34.34 | $33.71 | $29.21 | $30.03 | $26.74 | $22.58 | $21.32 | | |
| Number of accumulation units outstanding at end of period | 82 | 1,435 | 1,234 | 1,236 | 997 | 1,022 | 945 | | |
| **THE BOND FUND OF AMERICA℠** | | | | | | | | | |
| (Funds were first received in this option during July 2009) | | | | | | | | | |
| Value at beginning of period | $11.98 | $11.36 | $10.70 | $10.01 | $9.50 | | | | |
| Value at end of period | $11.70 | $11.98 | $11.36 | $10.70 | $10.01 | | | | |
| Number of accumulation units outstanding at end of period | 0 | 0 | 0 | 0 | 1,053 | | | | |

# Condensed Financial Information (continued)

| | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 |
|---|---|---|---|---|---|---|---|---|---|---|
| **THE GROWTH FUND OF AMERICA®** | | | | | | | | | | |
| (Funds were first received in this option during November 2007) | | | | | | | | | | |
| Value at beginning of period | $15.69 | $13.06 | $13.78 | $12.31 | $9.18 | $15.13 | $13.69 | $12.39 | $11.87 | |
| Value at end of period | $20.92 | $15.69 | $13.06 | $13.78 | $12.31 | $9.18 | $15.13 | $13.69 | $12.39 | |
| Number of accumulation units outstanding at end of period | 409 | 3,358 | 1,831 | 1,677 | 1,517 | 1,336 | 1,181 | 409 | 409 | |
| **WANGER SELECT** | | | | | | | | | | |
| (Funds were first received in this option during May 2006) | | | | | | | | | | |
| Value at beginning of period | $16.87 | $14.29 | $17.42 | $13.81 | $8.34 | $16.43 | $15.07 | $14.07 | | |
| Value at end of period | $22.62 | $16.87 | $14.29 | $17.42 | $13.81 | $8.34 | $16.43 | $15.07 | | |
| Number of accumulation units outstanding at end of period | 0 | 1,922 | 1,666 | 1,500 | 1,394 | 1,294 | 1,002 | 43,102 | | |
| **WANGER USA** | | | | | | | | | | |
| (Funds were first received in this option during May 2006) | | | | | | | | | | |
| Value at beginning of period | $17.55 | $14.67 | $15.26 | $12.41 | $8.76 | $14.57 | $13.88 | $13.99 | | |
| Value at end of period | $23.39 | $17.55 | $14.67 | $15.26 | $12.41 | $8.76 | $14.57 | $13.88 | | |
| Number of accumulation units outstanding at end of period | 1,194 | 1,194 | 487 | 487 | 0 | 0 | 0 | 30,654 | | |
| **WASHINGTON MUTUAL INVESTORS FUND^SM** | | | | | | | | | | |
| (Funds were first received in this option during December 2007) | | | | | | | | | | |
| Value at beginning of period | $14.56 | $12.99 | $12.18 | $10.79 | $9.10 | $13.66 | $13.86 | | | |
| Value at end of period | $19.13 | $14.56 | $12.99 | $12.18 | $10.79 | $9.10 | $13.66 | | | |
| Number of accumulation units outstanding at end of period | 0 | 134 | 0 | 0 | 0 | 0 | 1,002 | | | |

## TABLE 8

FOR CONTRACTS ISSUED UNDER 403(b), 401(a) AND 401(k) PLANS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 0.40%
(Selected data for accumulation units outstanding throughout each period)

| | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ALGER GREEN FUND** | | | | | | | | | | |
| (Funds were first received in this option during November 2011) | | | | | | | | | | |
| Value at beginning of period | $15.35 | $13.42 | $13.18 | | | | | | | |
| Value at end of period | $20.60 | $15.35 | $13.42 | | | | | | | |
| Number of accumulation units outstanding at end of period | 97 | 0 | 4 | | | | | | | |
| **AMANA GROWTH FUND** | | | | | | | | | | |
| (Funds were first received in this option during May 2009) | | | | | | | | | | |
| Value at beginning of period | $12.12 | $10.94 | $11.19 | $9.69 | $7.97 | | | | | |
| Value at end of period | $14.82 | $12.12 | $10.94 | $11.19 | $9.69 | | | | | |
| Number of accumulation units outstanding at end of period | 422 | 414 | 9,073 | 8,673 | 4,402 | | | | | |
| **AMANA INCOME FUND** | | | | | | | | | | |
| (Funds were first received in this option during June 2009) | | | | | | | | | | |
| Value at beginning of period | $12.37 | $11.33 | $11.16 | $9.98 | $8.29 | | | | | |
| Value at end of period | $15.98 | $12.37 | $11.33 | $11.16 | $9.98 | | | | | |
| Number of accumulation units outstanding at end of period | 5,169 | 4,626 | 19,395 | 7,768 | 3,175 | | | | | |
| **AMERICAN CENTURY® INFLATION-ADJUSTED BOND FUND** | | | | | | | | | | |
| (Funds were first received in this option during September 2009) | | | | | | | | | | |
| Value at beginning of period | $13.51 | $12.72 | $11.30 | $10.75 | $10.50 | | | | | |
| Value at end of period | $12.23 | $13.51 | $12.72 | $11.30 | $10.75 | | | | | |
| Number of accumulation units outstanding at end of period | 15,249 | 14,454 | 20,751 | 6,968 | 365 | | | | | |
| **ARIEL FUND** | | | | | | | | | | |
| (Funds were first received in this option during July 2010) | | | | | | | | | | |
| Value at beginning of period | $18.86 | $15.74 | $17.82 | $13.04 | | | | | | |
| Value at end of period | $27.18 | $18.86 | $15.74 | $17.82 | | | | | | |
| Number of accumulation units outstanding at end of period | 1,595 | 154 | 896 | 116 | | | | | | |

| | 2004 | 2005 | 2006 | 2007 | 2008 | 2009 | 2010 | 2011 | 2012 | 2013 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ARTISAN INTERNATIONAL FUND** (Funds were first received in this option during November 2008) | | | | | | | | | | |
| Value at beginning of period | | | | | $5.74 | $5.81 | $8.09 | $8.54 | $7.89 | $9.85 |
| Value at end of period | | | | | $5.81 | $8.09 | $8.54 | $7.89 | $9.85 | $12.28 |
| Number of accumulation units outstanding at end of period | | | | | 32 | 1,148 | 1,808 | 961 | 3,539 | 4,342 |
| **ASTON/FAIRPOINTE MID CAP FUND** (Funds were first received in this option during October 2010) | | | | | | | | | | |
| Value at beginning of period | | | | | | | $10.33 | $11.78 | $10.96 | $12.71 |
| Value at end of period | | | | | | | $11.78 | $10.96 | $12.71 | $18.30 |
| Number of accumulation units outstanding at end of period | | | | | | | 6,002 | 6,341 | 6,153 | 2,732 |
| **BLACKROCK MID CAP VALUE OPPORTUNITIES FUND** (Funds were first received in this option during October 2009) | | | | | | | | | | |
| Value at beginning of period | | | | | | $12.44 | $12.67 | $15.86 | $15.70 | $17.70 |
| Value at end of period | | | | | | $12.67 | $15.86 | $15.70 | $17.70 | $23.50 |
| Number of accumulation units outstanding at end of period | | | | | | 361 | 978 | 2,718 | 1,131 | 2,042 |
| **CALVERT VP SRI BALANCED PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $15.57 | $16.79 | $17.66 | $19.14 | $19.59 | $13.40 | $16.72 | $18.67 | $19.44 | $21.40 |
| Value at end of period | $16.79 | $17.66 | $19.14 | $19.59 | $13.40 | $16.72 | $18.67 | $19.44 | $21.40 | $25.15 |
| Number of accumulation units outstanding at end of period | 91,689 | 100,951 | 97,691 | 1,199 | 5,471 | 5,287 | 6,536 | 7,403 | 3,842 | 3,843 |
| **COHEN & STEERS REALTY SHARES, INC.** (Funds were first received in this option during August 2011) | | | | | | | | | | |
| Value at beginning of period | | | | | | | | $9.00 | $9.51 | $10.96 |
| Value at end of period | | | | | | | | $9.51 | $10.96 | $11.25 |
| Number of accumulation units outstanding at end of period | | | | | | | | 120 | 2,560 | 2,850 |
| **COLUMBIA DIVERSIFIED EQUITY INCOME FUND** (Funds were first received in this option during November 2008) | | | | | | | | | | |
| Value at beginning of period | | | | | $6.49 | $6.21 | $7.87 | $9.12 | $8.62 | $9.87 |
| Value at end of period | | | | | $6.21 | $7.87 | $9.12 | $8.62 | $9.87 | $12.86 |
| Number of accumulation units outstanding at end of period | | | | | 391 | 13,829 | 19,996 | 72,667 | 76,185 | 87,896 |
| **COLUMBIA MID CAP VALUE FUND (CLASS A)** (Funds were first received in this option during May 2009) | | | | | | | | | | |
| Value at beginning of period | | | | | | $6.36 | $8.05 | $9.86 | $9.40 | $10.91 |
| Value at end of period | | | | | | $8.05 | $9.86 | $9.40 | $10.91 | $14.68 |
| Number of accumulation units outstanding at end of period | | | | | | 118 | 267 | 861 | 1,023 | 2,580 |
| **EUROPACIFIC GROWTH FUND®** (Funds were first received in this option during September 2005) | | | | | | | | | | |
| Value at beginning of period | | $12.84 | $13.88 | $16.85 | $19.95 | $11.81 | $16.37 | $17.83 | $15.34 | $18.22 |
| Value at end of period | | $13.88 | $16.85 | $19.95 | $11.81 | $16.37 | $17.83 | $15.34 | $18.22 | $21.81 |
| Number of accumulation units outstanding at end of period | | 7,842 | 9,813 | 26,260 | 39,584 | 87,379 | 122,566 | 183,967 | 163,201 | 185,343 |
| **FIDELITY® VIP CONTRAFUND® PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $20.70 | $23.81 | $27.73 | $30.86 | $36.14 | $20.69 | $27.97 | $32.66 | $31.71 | $36.76 |
| Value at end of period | $23.81 | $27.73 | $30.86 | $36.14 | $20.69 | $27.97 | $32.66 | $31.71 | $36.76 | $48.07 |
| Number of accumulation units outstanding at end of period | 478,760 | 669,414 | 774,715 | 86,087 | 150,860 | 179,245 | 209,225 | 326,308 | 252,378 | 259,968 |
| **FIDELITY® VIP EQUITY-INCOME PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $17.66 | $19.62 | $20.69 | $24.76 | $25.04 | $14.30 | $18.55 | $21.27 | $21.40 | $25.00 |
| Value at end of period | $19.62 | $20.69 | $24.76 | $25.04 | $14.30 | $18.55 | $21.27 | $21.40 | $25.00 | $31.91 |
| Number of accumulation units outstanding at end of period | 365,387 | 525,707 | 531,263 | 118,401 | 125,190 | 122,797 | 127,694 | 140,734 | 104,325 | 98,486 |
| **FIDELITY® VIP GROWTH PORTFOLIO** (Funds were first received in this option during November 2007) | | | | | | | | | | |
| Value at beginning of period | | | | $24.14 | $23.47 | $12.35 | $15.78 | $19.51 | $19.48 | $22.25 |
| Value at end of period | | | | $23.47 | $12.35 | $15.78 | $19.51 | $19.48 | $22.25 | $30.21 |
| Number of accumulation units outstanding at end of period | | | | 31,461 | 59,880 | 77,201 | 81,623 | 142,448 | 61,840 | 60,233 |

**Condensed Financial Information (continued)**

| | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 |
|---|---|---|---|---|---|---|---|---|---|---|
| **FIDELITY® VIP OVERSEAS PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during November 2007) | | | | | | | | | | |
| Value at beginning of period | $19.51 | $16.23 | $19.67 | $17.46 | $13.85 | $24.75 | $25.32 | | | |
| Value at end of period | $25.35 | $19.51 | $16.23 | $19.67 | $17.46 | $13.85 | $24.75 | | | |
| Number of accumulation units outstanding at end of period | 11,640 | 12,576 | 18,886 | 16,908 | 17,914 | 14,940 | 4,118 | | | |
| **FRANKLIN SMALL CAP VALUE SECURITIES FUND** | | | | | | | | | | |
| (Funds were first received in this option during November 2007) | | | | | | | | | | |
| Value at beginning of period | $23.03 | $19.53 | $20.37 | $15.95 | $12.40 | $18.59 | $18.93 | | | |
| Value at end of period | $31.25 | $23.03 | $19.53 | $20.37 | $15.95 | $12.40 | $18.59 | | | |
| Number of accumulation units outstanding at end of period | 70,897 | 62,380 | 143,074 | 103,075 | 62,253 | 27,274 | 14,164 | | | |
| **FUNDAMENTAL INVESTORS℠** | | | | | | | | | | |
| (Funds were first received in this option during August 2008) | | | | | | | | | | |
| Value at beginning of period | $10.54 | $9.03 | $9.25 | $8.14 | $6.13 | $9.04 | | | | |
| Value at end of period | $13.80 | $10.54 | $9.03 | $9.25 | $8.14 | $6.13 | | | | |
| Number of accumulation units outstanding at end of period | 234,729 | 196,302 | 191,349 | 143,003 | 81,611 | 3,433 | | | | |
| **ING AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during November 2007) | | | | | | | | | | |
| Value at beginning of period | $21.27 | $18.35 | $19.03 | $15.66 | $11.58 | $15.84 | $16.28 | | | |
| Value at end of period | $27.83 | $21.27 | $18.35 | $19.03 | $15.66 | $11.58 | $15.84 | | | |
| Number of accumulation units outstanding at end of period | 12,968 | 12,071 | 13,749 | 17,594 | 13,177 | 10,979 | 1,764 | | | |
| **ING BALANCED PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $24.30 | $21.47 | $21.84 | $19.22 | $16.18 | $22.60 | $21.49 | $19.62 | $18.89 | $17.34 |
| Value at end of period | $28.25 | $24.30 | $21.47 | $21.84 | $19.22 | $16.18 | $22.60 | $21.49 | $19.62 | $18.89 |
| Number of accumulation units outstanding at end of period | 41,740 | 45,143 | 63,229 | 34,947 | 29,955 | 22,300 | 17,237 | 231,588 | 228,347 | 174,003 |
| **ING BARON GROWTH PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during November 2007) | | | | | | | | | | |
| Value at beginning of period | $23.13 | $19.40 | $19.06 | $15.13 | $11.23 | $19.20 | $19.68 | | | |
| Value at end of period | $31.98 | $23.13 | $19.40 | $19.06 | $15.13 | $11.23 | $19.20 | | | |
| Number of accumulation units outstanding at end of period | 36,946 | 36,872 | 58,702 | 61,151 | 56,955 | 45,355 | 5,573 | | | |
| **ING BLACKROCK HEALTH SCIENCES OPPORTUNITIES PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during November 2007) | | | | | | | | | | |
| Value at beginning of period | $15.44 | $13.06 | $12.52 | $11.74 | $9.82 | $13.82 | $13.89 | | | |
| Value at end of period | $22.20 | $15.44 | $13.06 | $12.52 | $11.74 | $9.82 | $13.82 | | | |
| Number of accumulation units outstanding at end of period | 8,054 | 5,346 | 31,429 | 28,534 | 24,728 | 16,027 | 7,533 | | | |
| **ING BLACKROCK LARGE CAP GROWTH PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2007) | | | | | | | | | | |
| Value at beginning of period | $10.55 | $9.23 | $9.39 | $8.30 | $6.38 | $10.49 | $10.70 | | | |
| Value at end of period | $14.02 | $10.55 | $9.23 | $9.39 | $8.30 | $6.38 | $10.49 | | | |
| Number of accumulation units outstanding at end of period | 95,846 | 104,380 | 124,136 | 84,490 | 98,451 | 83,057 | 18,428 | | | |
| **ING CLARION GLOBAL REAL ESTATE PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during September 2008) | | | | | | | | | | |
| Value at beginning of period | $12.31 | $9.80 | $10.37 | $8.95 | $6.72 | $9.75 | | | | |
| Value at end of period | $12.74 | $12.31 | $9.80 | $10.37 | $8.95 | $6.72 | | | | |
| Number of accumulation units outstanding at end of period | 19,872 | 23,728 | 186,938 | 169,858 | 147,419 | 101,467 | | | | |
| **ING CLARION REAL ESTATE PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during July 2006) | | | | | | | | | | |
| Value at beginning of period | $13.44 | $11.68 | $10.71 | $8.40 | $6.21 | $10.13 | $12.37 | $10.43 | | |
| Value at end of period | $13.66 | $13.44 | $11.68 | $10.71 | $8.40 | $6.21 | $10.13 | $12.37 | | |
| Number of accumulation units outstanding at end of period | 55,921 | 49,938 | 158,682 | 116,524 | 75,264 | 32,634 | 3,913 | 4,012 | | |
| **ING COLUMBIA CONTRARIAN CORE PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during November 2007) | | | | | | | | | | |
| Value at beginning of period | $20.81 | $18.61 | $19.60 | $17.56 | $13.40 | $22.13 | $22.47 | | | |
| Value at end of period | $27.93 | $20.81 | $18.61 | $19.60 | $17.56 | $13.40 | $22.13 | | | |
| Number of accumulation units outstanding at end of period | 13,974 | 10,159 | 15,740 | 17,660 | 13,574 | 11,013 | 3,541 | | | |

CFI 64

**Condensed Financial Information (continued)**

| | 2004 | 2005 | 2006 | 2007 | 2008 | 2009 | 2010 | 2011 | 2012 | 2013 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING COLUMBIA SMALL CAP VALUE II PORTFOLIO** (Funds were first received in this option during November 2008) | | | | | | | | | | |
| Value at beginning of period | | | | | $7.43 | $6.82 | $8.47 | $10.57 | $10.24 | $11.65 |
| Value at end of period | | | | | $6.82 | $8.47 | $10.57 | $10.24 | $11.65 | $16.24 |
| Number of accumulation units outstanding at end of period | | | | | 378 | 4,031 | 1,363 | 4,081 | 1,350 | 3,035 |
| **ING FMR℠ DIVERSIFIED MID CAP PORTFOLIO** (Funds were first received in this option during July 2006) | | | | | | | | | | |
| Value at beginning of period | | | $12.59 | $13.25 | $15.11 | $9.16 | $12.70 | $16.24 | $14.40 | $16.44 |
| Value at end of period | | | $13.25 | $15.11 | $9.16 | $12.70 | $16.24 | $14.40 | $16.44 | $22.28 |
| Number of accumulation units outstanding at end of period | | | 144 | 2,466 | 5,152 | 14,866 | 26,610 | 76,188 | 87,869 | 105,500 |
| **ING GLOBAL BOND PORTFOLIO** (Funds were first received in this option during April 2005) | | | | | | | | | | |
| Value at beginning of period | | $10.01 | $10.19 | $11.01 | $11.80 | $10.04 | $12.02 | $14.02 | $14.49 | $15.57 |
| Value at end of period | | $10.19 | $11.01 | $11.80 | $10.04 | $12.02 | $14.02 | $14.49 | $15.57 | $14.72 |
| Number of accumulation units outstanding at end of period | | 519,153 | 569,482 | 37,380 | 110,126 | 121,301 | 144,018 | 148,954 | 103,315 | 90,539 |
| **ING GLOBAL RESOURCES PORTFOLIO** (Funds were first received in this option during November 2007) | | | | | | | | | | |
| Value at beginning of period | | | | $13.63 | $13.59 | $7.99 | $10.94 | $13.25 | $11.99 | $11.60 |
| Value at end of period | | | | $13.59 | $7.99 | $10.94 | $13.25 | $11.99 | $11.60 | $13.13 |
| Number of accumulation units outstanding at end of period | | | | 95,416 | 174,591 | 238,320 | 287,495 | 360,591 | 60,020 | 69,877 |
| **ING GROWTH AND INCOME PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $13.24 | $14.30 | $15.40 | $17.51 | $18.73 | $11.64 | $15.10 | $17.16 | $17.05 | $19.66 |
| Value at end of period | $14.30 | $15.40 | $17.51 | $18.73 | $11.64 | $15.10 | $17.16 | $17.05 | $19.66 | $25.58 |
| Number of accumulation units outstanding at end of period | 209,927 | 215,710 | 232,598 | 19,092 | 27,237 | 34,971 | 126,980 | 274,781 | 172,288 | 173,624 |
| **ING INDEX PLUS LARGECAP PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $17.85 | $19.66 | $20.64 | $23.55 | $24.64 | $15.41 | $18.91 | $21.46 | $21.36 | $24.34 |
| Value at end of period | $19.66 | $20.64 | $23.55 | $24.64 | $15.41 | $18.91 | $21.46 | $21.36 | $24.34 | $32.23 |
| Number of accumulation units outstanding at end of period | 466,832 | 507,655 | 518,308 | 89,908 | 103,897 | 128,222 | 126,211 | 178,883 | 67,566 | 65,887 |
| **ING INDEX PLUS MIDCAP PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $17.08 | $19.83 | $21.95 | $23.93 | $25.15 | $15.64 | $20.51 | $24.91 | $24.53 | $28.75 |
| Value at end of period | $19.83 | $21.95 | $23.93 | $25.15 | $15.64 | $20.51 | $24.91 | $24.53 | $28.75 | $38.53 |
| Number of accumulation units outstanding at end of period | 149,928 | 273,044 | 247,354 | 133,179 | 180,886 | 185,234 | 192,388 | 188,067 | 89,145 | 87,868 |
| **ING INDEX PLUS SMALLCAP PORTFOLIO** (Funds were first received in this option during August 2005) | | | | | | | | | | |
| Value at beginning of period | | $16.06 | $16.63 | $18.85 | $17.61 | $11.65 | $14.48 | $17.72 | $17.52 | $19.61 |
| Value at end of period | | $16.63 | $18.85 | $17.61 | $11.65 | $14.48 | $17.72 | $17.52 | $19.61 | $27.87 |
| Number of accumulation units outstanding at end of period | | 2,436 | 1,594 | 78,994 | 102,558 | 123,368 | 139,941 | 150,543 | 23,922 | 27,092 |
| **ING INTERMEDIATE BOND PORTFOLIO** (Funds were first received in this option during September 2005) | | | | | | | | | | |
| Value at beginning of period | | $17.41 | $17.32 | $17.95 | $18.95 | $17.28 | $19.20 | $21.00 | $22.50 | $24.51 |
| Value at end of period | | $17.32 | $17.95 | $18.95 | $17.28 | $19.20 | $21.00 | $22.50 | $24.51 | $24.38 |
| Number of accumulation units outstanding at end of period | | 5,538 | 2,902 | 39,363 | 59,371 | 75,955 | 112,533 | 144,842 | 77,271 | 69,611 |
| **ING INTERNATIONAL INDEX PORTFOLIO** (Funds were first received in this option during October 2008) | | | | | | | | | | |
| Value at beginning of period | | | | | $5.74 | $5.95 | $7.58 | $8.14 | $7.12 | $8.42 |
| Value at end of period | | | | | $5.95 | $7.58 | $8.14 | $7.12 | $8.42 | $10.18 |
| Number of accumulation units outstanding at end of period | | | | | 920 | 16,274 | 24,706 | 31,584 | 24,938 | 30,887 |
| **ING INTERNATIONAL VALUE PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $10.45 | $12.22 | $13.32 | $17.17 | $19.40 | $11.06 | $14.01 | $14.30 | $12.11 | $14.39 |
| Value at end of period | $12.22 | $13.32 | $17.17 | $19.40 | $11.06 | $14.01 | $14.30 | $12.11 | $14.39 | $17.37 |
| Number of accumulation units outstanding at end of period | 75,770 | 240,381 | 233,174 | 124,250 | 151,769 | 141,199 | 137,070 | 120,832 | 92,333 | 88,220 |

# Condensed Financial Information (continued)

| | 2004 | 2005 | 2006 | 2007 | 2008 | 2009 | 2010 | 2011 | 2012 | 2013 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING INVESCO COMSTOCK PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during November 2007) | | | | | | | | | | |
| Value at beginning of period | | | | $15.04 | $14.52 | $9.19 | $11.76 | $13.49 | $13.15 | $15.55 |
| Value at end of period | | | | $14.52 | $9.19 | $11.76 | $13.49 | $13.15 | $15.55 | $20.90 |
| Number of accumulation units outstanding at end of period | | | | 7,932 | 11,514 | 12,922 | 12,905 | 47,475 | 41,585 | 42,777 |
| **ING INVESCO EQUITY AND INCOME PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during November 2007) | | | | | | | | | | |
| Value at beginning of period | | | | $12.71 | $12.85 | $9.81 | $11.62 | $13.41 | $13.21 | $14.84 |
| Value at end of period | | | | $12.85 | $9.81 | $11.62 | $13.41 | $13.21 | $14.84 | $18.47 |
| Number of accumulation units outstanding at end of period | | | | 52,484 | 80,135 | 68,992 | 64,321 | 276,947 | 225,959 | 225,076 |
| **ING INVESCO GROWTH AND INCOME PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during November 2007) | | | | | | | | | | |
| Value at beginning of period | | | | $13.43 | $13.11 | $8.85 | $10.93 | $12.24 | $11.93 | $13.61 |
| Value at end of period | | | | $13.11 | $8.85 | $10.93 | $12.24 | $11.93 | $13.61 | $18.15 |
| Number of accumulation units outstanding at end of period | | | | 2,053 | 5,169 | 10,719 | 10,273 | 17,870 | 9,008 | 4,643 |
| **ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during May 2007) | | | | | | | | | | |
| Value at beginning of period | | | | $19.93 | $25.15 | $12.21 | $20.86 | $24.99 | $20.34 | $24.14 |
| Value at end of period | | | | $25.15 | $12.21 | $20.86 | $24.99 | $20.34 | $24.14 | $22.66 |
| Number of accumulation units outstanding at end of period | | | | 7,534 | 13,533 | 21,304 | 20,135 | 16,803 | 7,624 | 7,307 |
| **ING JPMORGAN MID CAP VALUE PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during November 2007) | | | | | | | | | | |
| Value at beginning of period | | | | $18.69 | $18.34 | $12.23 | $15.31 | $18.75 | $19.01 | $22.73 |
| Value at end of period | | | | $18.34 | $12.23 | $15.31 | $18.75 | $19.01 | $22.73 | $29.77 |
| Number of accumulation units outstanding at end of period | | | | 5,083 | 14,212 | 17,117 | 18,520 | 17,572 | 13,983 | 17,003 |
| **ING JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during November 2007) | | | | | | | | | | |
| Value at beginning of period | | | | $13.51 | $12.92 | $9.02 | $11.43 | $14.43 | $14.18 | $16.77 |
| Value at end of period | | | | $12.92 | $9.02 | $11.43 | $14.43 | $14.18 | $16.77 | $23.20 |
| Number of accumulation units outstanding at end of period | | | | 813 | 1,587 | 1,623 | 4,623 | 4,300 | 3,403 | 11,104 |
| **ING LARGE CAP GROWTH PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during January 2011) | | | | | | | | | | |
| Value at beginning of period | | | | | | | | $10.33 | $10.40 | $12.23 |
| Value at end of period | | | | | | | | $10.40 | $12.23 | $15.95 |
| Number of accumulation units outstanding at end of period | | | | | | | | 49,972 | 37,085 | 39,493 |
| **ING LARGE CAP VALUE PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during November 2007) | | | | | | | | | | |
| Value at beginning of period | | | | $9.42 | $9.24 | $6.43 | $7.22 | $8.58 | $8.85 | $10.11 |
| Value at end of period | | | | $9.24 | $6.43 | $7.22 | $8.58 | $8.85 | $10.11 | $13.18 |
| Number of accumulation units outstanding at end of period | | | | 68,139 | 220,248 | 261,845 | 280,007 | 504,898 | 377,511 | 413,994 |
| **ING MARSICO GROWTH PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2008) | | | | | | | | | | |
| Value at beginning of period | | | | | $10.23 | $6.60 | $8.51 | $10.18 | $9.99 | $11.24 |
| Value at end of period | | | | | $6.60 | $8.51 | $10.18 | $9.99 | $11.24 | $15.21 |
| Number of accumulation units outstanding at end of period | | | | | 8,684 | 9,939 | 11,879 | 10,285 | 6,336 | 8,895 |
| **ING MFS TOTAL RETURN PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during September 2005) | | | | | | | | | | |
| Value at beginning of period | | $13.60 | $13.66 | $15.23 | $15.78 | $12.20 | $14.33 | $15.68 | $15.86 | $17.56 |
| Value at end of period | | $13.66 | $15.23 | $15.78 | $12.20 | $14.33 | $15.68 | $15.86 | $17.56 | $20.76 |
| Number of accumulation units outstanding at end of period | | 277 | 1,731 | 6,013 | 20,096 | 23,090 | 30,955 | 43,435 | 39,592 | 32,010 |

**Condensed Financial Information (continued)**

| | 2004 | 2005 | 2006 | 2007 | 2008 | 2009 | 2010 | 2011 | 2012 | 2013 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING MFS UTILITIES PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during July 2006) | | | | | | | | | | |
| Value at beginning of period | | | $12.51 | $14.95 | $18.97 | $11.77 | $15.56 | $17.62 | $18.67 | $21.07 |
| Value at end of period | | | $14.95 | $18.97 | $11.77 | $15.56 | $17.62 | $18.67 | $21.07 | $25.22 |
| Number of accumulation units outstanding at end of period | | | 101 | 13,930 | 23,010 | 26,348 | 26,935 | 33,156 | 10,172 | 13,355 |
| **ING MIDCAP OPPORTUNITIES PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during November 2007) | | | | | | | | | | |
| Value at beginning of period | | | | $15.32 | $15.65 | $9.72 | $13.69 | $17.78 | $17.62 | $20.04 |
| Value at end of period | | | | $15.65 | $9.72 | $13.69 | $17.78 | $17.62 | $20.04 | $26.34 |
| Number of accumulation units outstanding at end of period | | | | 5,142 | 14,662 | 12,313 | 15,716 | 21,384 | 8,858 | 18,133 |
| **ING MONEY MARKET PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during November 2007) | | | | | | | | | | |
| Value at beginning of period | | | | $14.71 | $14.81 | $15.14 | $15.13 | $15.11 | $15.05 | $15.00 |
| Value at end of period | | | | $14.81 | $15.14 | $15.13 | $15.11 | $15.05 | $15.00 | $14.94 |
| Number of accumulation units outstanding at end of period | | | | 129,806 | 254,245 | 341,673 | 424,699 | 516,230 | 195,547 | 200,053 |
| **ING MULTI-MANAGER LARGE CAP CORE PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during October 2006) | | | | | | | | | | |
| Value at beginning of period | | | $10.54 | $10.86 | $11.39 | $7.43 | $9.21 | $10.65 | $10.15 | $11.17 |
| Value at end of period | | | $10.86 | $11.39 | $7.43 | $9.21 | $10.65 | $10.15 | $11.17 | $14.54 |
| Number of accumulation units outstanding at end of period | | | 118 | 4,202 | 8,761 | 10,616 | 10,708 | 9,980 | 2,827 | 2,897 |
| **ING OPPENHEIMER GLOBAL PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during November 2007) | | | | | | | | | | |
| Value at beginning of period | | | | $15.15 | $14.64 | $8.70 | $12.55 | $14.50 | $13.27 | $16.09 |
| Value at end of period | | | | $14.64 | $8.70 | $12.55 | $14.50 | $13.27 | $16.09 | $20.37 |
| Number of accumulation units outstanding at end of period | | | | 90,445 | 198,508 | 214,530 | 224,649 | 272,485 | 191,464 | 178,010 |
| **ING PIMCO HIGH YIELD PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during November 2007) | | | | | | | | | | |
| Value at beginning of period | | | | $11.77 | $11.72 | $9.04 | $13.46 | $15.31 | $15.93 | $18.09 |
| Value at end of period | | | | $11.72 | $9.04 | $13.46 | $15.31 | $15.93 | $18.09 | $19.03 |
| Number of accumulation units outstanding at end of period | | | | 7,059 | 10,278 | 21,216 | 30,494 | 27,262 | 15,368 | 12,204 |
| **ING PIMCO TOTAL RETURN PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during November 2007) | | | | | | | | | | |
| Value at beginning of period | | | | $13.01 | $13.32 | $13.24 | $14.85 | $15.91 | $16.37 | $17.59 |
| Value at end of period | | | | $13.32 | $13.24 | $14.85 | $15.91 | $16.37 | $17.59 | $17.19 |
| Number of accumulation units outstanding at end of period | | | | 97,501 | 315,702 | 392,370 | 434,894 | 407,805 | 236,047 | 246,214 |
| **ING PIONEER HIGH YIELD PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during October 2006) | | | | | | | | | | |
| Value at beginning of period | | | $10.28 | $10.64 | $11.24 | $7.91 | $13.16 | $15.60 | $15.42 | $17.85 |
| Value at end of period | | | $10.64 | $11.24 | $7.91 | $13.16 | $15.60 | $15.42 | $17.85 | $19.97 |
| Number of accumulation units outstanding at end of period | | | 200 | 3,977 | 3,690 | 18,607 | 29,217 | 28,260 | 15,765 | 23,002 |
| **ING RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during July 2009) | | | | | | | | | | |
| Value at beginning of period | | | | | | $10.72 | $12.60 | $14.16 | $14.70 | $16.76 |
| Value at end of period | | | | | | $12.60 | $14.16 | $14.70 | $16.76 | $22.04 |
| Number of accumulation units outstanding at end of period | | | | | | 782 | 904 | 8,337 | 16,592 | 13,970 |
| **ING RUSSELL™ LARGE CAP INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during July 2008) | | | | | | | | | | |
| Value at beginning of period | | | | | $9.09 | $6.66 | $8.21 | $9.17 | $9.37 | $10.79 |
| Value at end of period | | | | | $6.66 | $8.21 | $9.17 | $9.37 | $10.79 | $14.19 |
| Number of accumulation units outstanding at end of period | | | | | 1,507 | 11,087 | 11,245 | 19,470 | 9,653 | 13,696 |

**Condensed Financial Information (continued)**

| | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during July 2009) | | | | | | | | | | |
| Value at beginning of period | $15.23 | $13.19 | $13.16 | $11.89 | $10.07 | | | | | |
| Value at end of period | $19.94 | $15.23 | $13.19 | $13.16 | $11.89 | | | | | |
| Number of accumulation units outstanding at end of period | 4,429 | 6,413 | 5,376 | 1,326 | 951 | | | | | |
| **ING RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during August 2009) | | | | | | | | | | |
| Value at beginning of period | $18.11 | $15.74 | $16.16 | $12.89 | $11.43 | | | | | |
| Value at end of period | $24.33 | $18.11 | $15.74 | $16.16 | $12.89 | | | | | |
| Number of accumulation units outstanding at end of period | 6,210 | 4,504 | 10,274 | 5,078 | 3,042 | | | | | |
| **ING RUSSELL™ MID CAP INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during November 2008) | | | | | | | | | | |
| Value at beginning of period | $11.79 | $10.12 | $10.35 | $8.30 | $5.95 | $6.57 | | | | |
| Value at end of period | $15.76 | $11.79 | $10.12 | $10.35 | $8.30 | $5.95 | | | | |
| Number of accumulation units outstanding at end of period | 9,194 | 6,159 | 7,676 | 4,356 | 2,136 | 379 | | | | |
| **ING RUSSELL™ SMALL CAP INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during June 2008) | | | | | | | | | | |
| Value at beginning of period | $12.27 | $10.62 | $11.09 | $8.81 | $6.99 | $9.72 | | | | |
| Value at end of period | $16.96 | $12.27 | $10.62 | $11.09 | $8.81 | $6.99 | | | | |
| Number of accumulation units outstanding at end of period | 17,065 | 7,162 | 13,973 | 6,169 | 3,147 | 505 | | | | |
| **ING SMALL CAP OPPORTUNITIES PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $13.20 | $11.51 | $11.46 | $8.69 | $6.66 | $10.21 | $9.31 | $8.30 | $7.64 | $6.96 |
| Value at end of period | $18.29 | $13.20 | $11.51 | $11.46 | $8.69 | $6.66 | $10.21 | $9.31 | $8.30 | $7.64 |
| Number of accumulation units outstanding at end of period | 4,043 | 2,484 | 5,075 | 6,372 | 4,903 | 11,905 | 8,290 | 54,942 | 78,167 | 78,599 |
| **ING SMALL COMPANY PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $37.88 | $33.21 | $34.19 | $27.60 | $21.72 | $31.63 | $29.99 | $25.78 | $23.47 | $20.60 |
| Value at end of period | $51.97 | $37.88 | $33.21 | $34.19 | $27.60 | $21.72 | $31.63 | $29.99 | $25.78 | $23.47 |
| Number of accumulation units outstanding at end of period | 53,691 | 52,465 | 64,878 | 46,901 | 45,122 | 48,123 | 49,601 | 264,700 | 275,222 | 219,573 |
| **ING SOLUTION 2015 PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during November 2007) | | | | | | | | | | |
| Value at beginning of period | $13.33 | $12.01 | $12.14 | $10.96 | $9.00 | $12.35 | $12.51 | | | |
| Value at end of period | $14.48 | $13.33 | $12.01 | $12.14 | $10.96 | $9.00 | $12.35 | | | |
| Number of accumulation units outstanding at end of period | 228,838 | 265,269 | 231,935 | 168,146 | 81,021 | 31,167 | 438 | | | |
| **ING SOLUTION 2025 PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during November 2007) | | | | | | | | | | |
| Value at beginning of period | $13.08 | $11.57 | $11.99 | $10.58 | $8.45 | $12.82 | $13.08 | | | |
| Value at end of period | $15.15 | $13.08 | $11.57 | $11.99 | $10.58 | $8.45 | $12.82 | | | |
| Number of accumulation units outstanding at end of period | 329,777 | 318,728 | 337,131 | 184,835 | 123,122 | 45,788 | 7,856 | | | |
| **ING SOLUTION 2035 PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during November 2007) | | | | | | | | | | |
| Value at beginning of period | $13.22 | $11.54 | $12.14 | $10.64 | $8.33 | $13.27 | $13.58 | | | |
| Value at end of period | $15.85 | $13.22 | $11.54 | $12.14 | $10.64 | $8.33 | $13.27 | | | |
| Number of accumulation units outstanding at end of period | 277,385 | 257,992 | 256,695 | 122,505 | 87,228 | 30,562 | 3,338 | | | |
| **ING SOLUTION 2045 PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during November 2007) | | | | | | | | | | |
| Value at beginning of period | $13.22 | $11.49 | $12.16 | $10.61 | $8.20 | $13.69 | $14.03 | | | |
| Value at end of period | $16.25 | $13.22 | $11.49 | $12.16 | $10.61 | $8.20 | $13.69 | | | |
| Number of accumulation units outstanding at end of period | 169,734 | 161,046 | 152,696 | 62,015 | 51,178 | 20,619 | 441 | | | |
| **ING SOLUTION 2055 PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during November 2010) | | | | | | | | | | |
| Value at beginning of period | $12.60 | $10.95 | $11.59 | $11.37 | | | | | | |
| Value at end of period | $15.50 | $12.60 | $10.95 | $11.59 | | | | | | |
| Number of accumulation units outstanding at end of period | 2,099 | 1,303 | 643 | 444 | | | | | | |

**Condensed Financial Information (continued)**

| | 2004 | 2005 | 2006 | 2007 | 2008 | 2009 | 2010 | 2011 | 2012 | 2013 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING SOLUTION BALANCED PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during October 2011) | | | | | | | | | | |
| Value at beginning of period | | | | | | | | $9.07 | $9.39 | $10.63 |
| Value at end of period | | | | | | | | $9.39 | $10.63 | $12.25 |
| Number of accumulation units outstanding at end of period | | | | | | | | 11 | 4,108 | 4,428 |
| **ING SOLUTION INCOME PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during November 2007) | | | | | | | | | | |
| Value at beginning of period | | | | $11.66 | $11.61 | $9.64 | $11.25 | $12.28 | $12.28 | $13.42 |
| Value at end of period | | | | $11.61 | $9.64 | $11.25 | $12.28 | $12.28 | $13.42 | $14.30 |
| Number of accumulation units outstanding at end of period | | | | 378 | 1,170 | 4,426 | 11,675 | 16,856 | 16,488 | 17,095 |
| **ING SOLUTION MODERATELY CONSERVATIVE PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2009) | | | | | | | | | | |
| Value at beginning of period | | | | | | $7.55 | $9.20 | $10.19 | $10.08 | $11.24 |
| Value at end of period | | | | | | $9.20 | $10.19 | $10.08 | $11.24 | $12.27 |
| Number of accumulation units outstanding at end of period | | | | | | 592 | 4,595 | 5,248 | 3,238 | 3,237 |
| **ING STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $15.31 | $16.47 | $17.03 | $18.38 | $19.37 | $14.75 | $17.31 | $19.15 | $19.42 | $21.72 |
| Value at end of period | $16.47 | $17.03 | $18.38 | $19.37 | $14.75 | $17.31 | $19.15 | $19.42 | $21.72 | $24.25 |
| Number of accumulation units outstanding at end of period | 65,778 | 123,459 | 113,364 | 65,929 | 52,219 | 32,861 | 26,833 | 24,119 | 22,492 | 22,080 |
| **ING STRATEGIC ALLOCATION GROWTH PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $14.88 | $16.60 | $17.56 | $19.79 | $20.71 | $13.19 | $16.45 | $18.52 | $17.91 | $20.51 |
| Value at end of period | $16.60 | $17.56 | $19.79 | $20.71 | $13.19 | $16.45 | $18.52 | $17.91 | $20.51 | $25.01 |
| Number of accumulation units outstanding at end of period | 78,332 | 113,931 | 136,575 | 15,919 | 24,459 | 15,333 | 15,294 | 19,911 | 15,010 | 12,446 |
| **ING STRATEGIC ALLOCATION MODERATE PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $14.86 | $16.31 | $17.01 | $18.84 | $19.79 | $13.70 | $16.63 | $18.56 | $18.38 | $20.79 |
| Value at end of period | $16.31 | $17.01 | $18.84 | $19.79 | $13.70 | $16.63 | $18.56 | $18.38 | $20.79 | $24.15 |
| Number of accumulation units outstanding at end of period | 225,213 | 330,100 | 340,525 | 67,164 | 59,917 | 55,554 | 49,963 | 50,480 | 42,865 | 41,542 |
| **ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during November 2007) | | | | | | | | | | |
| Value at beginning of period | | | | $13.19 | $13.05 | $9.43 | $12.51 | $14.21 | $14.56 | $16.60 |
| Value at end of period | | | | $13.05 | $9.43 | $12.51 | $14.21 | $14.56 | $16.60 | $20.21 |
| Number of accumulation units outstanding at end of period | | | | 37,437 | 80,885 | 158,513 | 230,030 | 438,135 | 395,149 | 479,265 |
| **ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during November 2007) | | | | | | | | | | |
| Value at beginning of period | | | | $14.02 | $13.72 | $7.77 | $11.33 | $14.50 | $13.91 | $16.09 |
| Value at end of period | | | | $13.72 | $7.77 | $11.33 | $14.50 | $13.91 | $16.09 | $21.66 |
| Number of accumulation units outstanding at end of period | | | | 55,809 | 102,984 | 115,094 | 116,154 | 205,802 | 137,584 | 129,812 |
| **ING T. ROWE PRICE EQUITY INCOME PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during May 2006) | | | | | | | | | | |
| Value at beginning of period | | | $16.20 | $18.30 | $18.78 | $12.03 | $14.98 | $17.15 | $16.93 | $19.76 |
| Value at end of period | | | $18.30 | $18.78 | $12.03 | $14.98 | $17.15 | $16.93 | $19.76 | $25.54 |
| Number of accumulation units outstanding at end of period | | | 589 | 5,556 | 20,903 | 39,701 | 41,838 | 45,562 | 25,415 | 21,315 |
| **ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $18.23 | $19.97 | $21.12 | $23.83 | $26.09 | $15.02 | $21.38 | $24.89 | $24.52 | $29.04 |
| Value at end of period | $19.97 | $21.12 | $23.83 | $26.09 | $15.02 | $21.38 | $24.89 | $24.52 | $29.04 | $40.28 |
| Number of accumulation units outstanding at end of period | 182,857 | 217,509 | 222,140 | 16,767 | 88,084 | 96,011 | 95,420 | 124,122 | 108,472 | 103,973 |
| **ING T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during November 2007) | | | | | | | | | | |
| Value at beginning of period | | | | $19.05 | $18.55 | $9.33 | $12.78 | $14.48 | $12.65 | $14.96 |
| Value at end of period | | | | $18.55 | $9.33 | $12.78 | $14.48 | $12.65 | $14.96 | $17.03 |
| Number of accumulation units outstanding at end of period | | | | 5,407 | 9,401 | 10,762 | 9,919 | 9,371 | 1,318 | 1,773 |

| | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING TEMPLETON FOREIGN EQUITY PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2008) | | | | | | | | | | |
| Value at beginning of period | $9.37 | $7.91 | $9.03 | $8.32 | $6.32 | $10.21 | | | | |
| Value at end of period | $11.22 | $9.37 | $7.91 | $9.03 | $8.32 | $6.32 | | | | |
| Number of accumulation units outstanding at end of period | 36,005 | 35,318 | 44,257 | 29,021 | 21,186 | 17,868 | | | | |
| **ING TEMPLETON GLOBAL GROWTH PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during November 2007) | | | | | | | | | | |
| Value at beginning of period | $10.98 | $9.05 | $9.64 | $8.98 | $6.82 | $11.34 | $11.64 | | | |
| Value at end of period | $14.28 | $10.98 | $9.05 | $9.64 | $8.98 | $6.82 | $11.34 | | | |
| Number of accumulation units outstanding at end of period | 13,455 | 8,343 | 9,174 | 5,374 | 1,899 | 1,758 | 404 | | | |
| **ING U.S. BOND INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during September 2008) | | | | | | | | | | |
| Value at beginning of period | $12.61 | $12.19 | $11.42 | $10.80 | $10.24 | $9.86 | | | | |
| Value at end of period | $12.24 | $12.61 | $12.19 | $11.42 | $10.80 | $10.24 | | | | |
| Number of accumulation units outstanding at end of period | 17,642 | 15,469 | 16,786 | 7,306 | 5,736 | 1,778 | | | | |
| **ING U.S. STOCK INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during May 2007) | | | | | | | | | | |
| Value at beginning of period | $14.58 | $12.64 | $12.47 | $10.91 | $8.68 | $13.85 | $14.05 | | | |
| Value at end of period | $19.17 | $14.58 | $12.64 | $12.47 | $10.91 | $8.68 | $13.85 | | | |
| Number of accumulation units outstanding at end of period | 94,740 | 83,016 | 66,522 | 50,375 | 34,100 | 913 | 108 | | | |
| **INVESCO MID CAP CORE EQUITY FUND** | | | | | | | | | | |
| (Funds were first received in this option during May 2009) | | | | | | | | | | |
| Value at beginning of period | $14.19 | $12.91 | $13.82 | $12.33 | $10.08 | | | | | |
| Value at end of period | $18.26 | $14.19 | $12.91 | $13.82 | $12.33 | | | | | |
| Number of accumulation units outstanding at end of period | 2,530 | 1,168 | 5,443 | 5,447 | 4,215 | | | | | |
| **INVESCO V.I. AMERICAN FRANCHISE FUND** | | | | | | | | | | |
| (Funds were first received in this option during April 2012) | | | | | | | | | | |
| Value at beginning of period | $36.16 | $37.19 | | | | | | | | |
| Value at end of period | $50.48 | $36.16 | | | | | | | | |
| Number of accumulation units outstanding at end of period | 3,045 | 3,858 | | | | | | | | |
| **INVESCO V.I. CORE EQUITY FUND** | | | | | | | | | | |
| (Funds were first received in this option during November 2007) | | | | | | | | | | |
| Value at beginning of period | $12.54 | $11.05 | $11.10 | $10.18 | $7.96 | $11.44 | $11.70 | | | |
| Value at end of period | $16.14 | $12.54 | $11.05 | $11.10 | $10.18 | $7.96 | $11.44 | | | |
| Number of accumulation units outstanding at end of period | 10,697 | 14,991 | 24,308 | 18,663 | 18,002 | 14,950 | 11,140 | | | |
| **JANUS ASPEN BALANCED PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during October 2011) | | | | | | | | | | |
| Value at beginning of period | $40.50 | $35.79 | $35.81 | | | | | | | |
| Value at end of period | $48.47 | $40.50 | $35.79 | | | | | | | |
| Number of accumulation units outstanding at end of period | 0 | 0 | 0 | | | | | | | |
| **JANUS ASPEN ENTERPRISE PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during October 2011) | | | | | | | | | | |
| Value at beginning of period | $26.98 | $23.10 | $23.12 | | | | | | | |
| Value at end of period | $35.58 | $26.98 | $23.10 | | | | | | | |
| Number of accumulation units outstanding at end of period | 0 | 0 | 11 | | | | | | | |
| **JANUS ASPEN GLOBAL RESEARCH PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during October 2011) | | | | | | | | | | |
| Value at beginning of period | $21.71 | $18.15 | $19.42 | | | | | | | |
| Value at end of period | $27.77 | $21.71 | $18.15 | | | | | | | |
| Number of accumulation units outstanding at end of period | 0 | 0 | 57 | | | | | | | |

**Condensed Financial Information (continued)**

| | 2004 | 2005 | 2006 | 2007 | 2008 | 2009 | 2010 | 2011 | 2012 | 2013 |
|---|---|---|---|---|---|---|---|---|---|---|
| **LAZARD U.S. MID CAP EQUITY PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during November 2007) | | | | | | | | | | |
| Value at beginning of period | | | | $9.30 | $8.79 | $5.38 | $7.41 | $9.08 | $8.52 | $8.94 |
| Value at end of period | | | | $8.79 | $5.38 | $7.41 | $9.08 | $8.52 | $8.94 | $11.81 |
| Number of accumulation units outstanding at end of period | | | | 8 | 92 | 180 | 1,188 | 5,524 | 5,886 | 6,492 |
| **LOOMIS SAYLES SMALL CAP VALUE FUND** | | | | | | | | | | |
| (Funds were first received in this option during December 2008) | | | | | | | | | | |
| Value at beginning of period | | | | | $6.15 | $7.19 | $9.20 | $11.44 | $11.19 | $12.93 |
| Value at end of period | | | | | $7.19 | $9.20 | $11.44 | $11.19 | $12.93 | $17.46 |
| Number of accumulation units outstanding at end of period | | | | | 14 | 2,941 | 4,962 | 9,938 | 7,327 | 6,689 |
| **LORD ABBETT SERIES FUND - MID CAP STOCK PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during November 2007) | | | | | | | | | | |
| Value at beginning of period | | | | $16.23 | $15.61 | $9.43 | $11.89 | $14.86 | $14.21 | $16.21 |
| Value at end of period | | | | $15.61 | $9.43 | $11.89 | $14.86 | $14.21 | $16.21 | $21.04 |
| Number of accumulation units outstanding at end of period | | | | 7,888 | 23,024 | 26,704 | 28,397 | 71,717 | 62,323 | 58,410 |
| **METWEST TOTAL RETURN BOND FUND** | | | | | | | | | | |
| (Funds were first received in this option during October 2013) | | | | | | | | | | |
| Value at beginning of period | | | | | | | | | | $9.78 |
| Value at end of period | | | | | | | | | | $9.76 |
| Number of accumulation units outstanding at end of period | | | | | | | | | | 83 |
| **NEUBERGER BERMAN SOCIALLY RESPONSIVE FUND®** | | | | | | | | | | |
| (Funds were first received in this option during July 2007) | | | | | | | | | | |
| Value at beginning of period | | | | $12.12 | $11.50 | $7.00 | $9.08 | $11.09 | $10.70 | $11.81 |
| Value at end of period | | | | $11.50 | $7.00 | $9.08 | $11.09 | $10.70 | $11.81 | $16.23 |
| Number of accumulation units outstanding at end of period | | | | 2,423 | 3,468 | 4,777 | 3,151 | 5,148 | 1,400 | 3,237 |
| **NEW PERSPECTIVE FUND®** | | | | | | | | | | |
| (Funds were first received in this option during September 2005) | | | | | | | | | | |
| Value at beginning of period | | $12.09 | $12.61 | $15.06 | $17.39 | $10.76 | $14.73 | $16.54 | $15.22 | $18.31 |
| Value at end of period | | $12.61 | $15.06 | $17.39 | $10.76 | $14.73 | $16.54 | $15.22 | $18.31 | $23.12 |
| Number of accumulation units outstanding at end of period | | 9,163 | 10,731 | 22,131 | 24,554 | 29,457 | 31,388 | 45,889 | 28,976 | 23,402 |
| **OPPENHEIMER DEVELOPING MARKETS FUND** | | | | | | | | | | |
| (Funds were first received in this option during November 2007) | | | | | | | | | | |
| Value at beginning of period | | | | $71.03 | $69.89 | $36.18 | $65.48 | $82.82 | $67.56 | $81.32 |
| Value at end of period | | | | $69.89 | $36.18 | $65.48 | $82.82 | $67.56 | $81.32 | $87.76 |
| Number of accumulation units outstanding at end of period | | | | 34,935 | 43,790 | 57,138 | 65,952 | 91,690 | 25,454 | 28,228 |
| **OPPENHEIMER GLOBAL FUND/VA** | | | | | | | | | | |
| (Funds were first received in this option during October 2011) | | | | | | | | | | |
| Value at beginning of period | | | | | | | | $24.73 | $23.58 | $28.48 |
| Value at end of period | | | | | | | | $23.58 | $28.48 | $36.11 |
| Number of accumulation units outstanding at end of period | | | | | | | | 44 | 0 | 0 |
| **OPPENHEIMER MAIN STREET SMALL CAP FUND®/VA** | | | | | | | | | | |
| (Funds were first received in this option during November 2007) | | | | | | | | | | |
| Value at beginning of period | | | | $13.85 | $13.29 | $8.23 | $11.24 | $13.82 | $13.46 | $15.82 |
| Value at end of period | | | | $13.29 | $8.23 | $11.24 | $13.82 | $13.46 | $15.82 | $22.22 |
| Number of accumulation units outstanding at end of period | | | | 1,759 | 3,435 | 7,363 | 6,894 | 7,215 | 4,219 | 6,240 |
| **PAX WORLD BALANCED FUND** | | | | | | | | | | |
| (Funds were first received in this option during November 2007) | | | | | | | | | | |
| Value at beginning of period | | | | $13.92 | $13.83 | $9.55 | $11.54 | $12.86 | $12.57 | $13.93 |
| Value at end of period | | | | $13.83 | $9.55 | $11.54 | $12.86 | $12.57 | $13.93 | $16.15 |
| Number of accumulation units outstanding at end of period | | | | 41,504 | 39,453 | 46,979 | 48,953 | 60,979 | 10,677 | 11,263 |

**Condensed Financial Information (continued)**

| | 2004 | 2005 | 2006 | 2007 | 2008 | 2009 | 2010 | 2011 | 2012 | 2013 |
|---|---|---|---|---|---|---|---|---|---|---|
| **PIMCO VIT REAL RETURN PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during September 2005) | | | | | | | | | | |
| Value at beginning of period | | $11.19 | $11.03 | $11.07 | $12.19 | $11.29 | $13.31 | $14.33 | $15.93 | $17.26 |
| Value at end of period | | $11.03 | $11.07 | $12.19 | $11.29 | $13.31 | $14.33 | $15.93 | $17.26 | $15.61 |
| Number of accumulation units outstanding at end of period | | 1,597 | 1,461 | 70,439 | 173,754 | 247,264 | 341,029 | 539,131 | 447,237 | 421,397 |
| **PIONEER EMERGING MARKETS VCT PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during July 2007) | | | | | | | | | | |
| Value at beginning of period | | | | $11.71 | $12.80 | $5.33 | $9.27 | $10.70 | $8.16 | $9.10 |
| Value at end of period | | | | $12.80 | $5.33 | $9.27 | $10.70 | $8.16 | $9.10 | $8.89 |
| Number of accumulation units outstanding at end of period | | | | 12,036 | 14,770 | 32,784 | 16,697 | 22,901 | 12,546 | 6,389 |
| **PIONEER HIGH YIELD VCT PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during August 2005) | | | | | | | | | | |
| Value at beginning of period | | $10.78 | $10.87 | $11.75 | $12.38 | $7.97 | $12.73 | $14.97 | $14.66 | $16.95 |
| Value at end of period | | $10.87 | $11.75 | $12.38 | $7.97 | $12.73 | $14.97 | $14.66 | $16.95 | $18.91 |
| Number of accumulation units outstanding at end of period | | 129 | 129 | 8,294 | 11,734 | 18,192 | 31,729 | 36,573 | 7,169 | 7,668 |
| **SMALLCAP WORLD FUND®** | | | | | | | | | | |
| (Funds were first received in this option during September 2008) | | | | | | | | | | |
| Value at beginning of period | | | | | $8.63 | $5.48 | $8.38 | $10.43 | $8.90 | $10.82 |
| Value at end of period | | | | | $5.48 | $8.38 | $10.43 | $8.90 | $10.82 | $13.94 |
| Number of accumulation units outstanding at end of period | | | | | 2,903 | 18,329 | 45,457 | 97,154 | 5,901 | 8,838 |
| **TEMPLETON GLOBAL BOND FUND** | | | | | | | | | | |
| (Funds were first received in this option during May 2007) | | | | | | | | | | |
| Value at beginning of period | | | | $20.22 | $21.25 | $22.49 | $26.63 | $29.89 | $29.06 | $33.52 |
| Value at end of period | | | | $21.25 | $22.49 | $26.63 | $29.89 | $29.06 | $33.52 | $34.13 |
| Number of accumulation units outstanding at end of period | | | | 47,534 | 114,313 | 152,510 | 185,171 | 195,877 | 23,660 | 27,197 |
| **THE BOND FUND OF AMERICA℠** | | | | | | | | | | |
| (Funds were first received in this option during June 2008) | | | | | | | | | | |
| Value at beginning of period | | | | | $9.96 | $8.74 | $10.00 | $10.69 | $11.34 | $11.95 |
| Value at end of period | | | | | $8.74 | $10.00 | $10.69 | $11.34 | $11.95 | $11.67 |
| Number of accumulation units outstanding at end of period | | | | | 1,903 | 5,176 | 12,418 | 17,650 | 13,183 | 3,044 |
| **THE GROWTH FUND OF AMERICA®** | | | | | | | | | | |
| (Funds were first received in this option during September 2005) | | | | | | | | | | |
| Value at beginning of period | | $11.77 | $12.38 | $13.67 | $15.10 | $9.16 | $12.28 | $13.73 | $13.01 | $15.62 |
| Value at end of period | | $12.38 | $13.67 | $15.10 | $9.16 | $12.28 | $13.73 | $13.01 | $15.62 | $20.82 |
| Number of accumulation units outstanding at end of period | | 9,289 | 12,388 | 49,918 | 80,865 | 101,314 | 135,584 | 198,885 | 116,299 | 115,675 |
| **USAA PRECIOUS METALS AND MINERALS FUND** | | | | | | | | | | |
| (Funds were first received in this option during May 2011) | | | | | | | | | | |
| Value at beginning of period | | | | | | | | $9.82 | $8.78 | $7.69 |
| Value at end of period | | | | | | | | $8.78 | $7.69 | $3.72 |
| Number of accumulation units outstanding at end of period | | | | | | | | 36,297 | 312 | 520 |
| **WANGER INTERNATIONAL** | | | | | | | | | | |
| (Funds were first received in this option during July 2007) | | | | | | | | | | |
| Value at beginning of period | | | | $10.28 | $10.54 | $5.71 | $8.52 | $10.60 | $9.01 | $10.91 |
| Value at end of period | | | | $10.54 | $5.71 | $8.52 | $10.60 | $9.01 | $10.91 | $13.30 |
| Number of accumulation units outstanding at end of period | | | | 2,962 | 5,299 | 17,371 | 26,701 | 49,998 | 21,706 | 34,562 |
| **WANGER SELECT** | | | | | | | | | | |
| (Funds were first received in this option during November 2007) | | | | | | | | | | |
| Value at beginning of period | | | | $17.07 | $16.40 | $8.32 | $13.77 | $17.36 | $14.24 | $16.80 |
| Value at end of period | | | | $16.40 | $8.32 | $13.77 | $17.36 | $14.24 | $16.80 | $22.51 |
| Number of accumulation units outstanding at end of period | | | | 13,552 | 20,392 | 21,712 | 22,095 | 49,809 | 31,846 | 35,067 |

**Condensed Financial Information (continued)**

| | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 |
|---|---|---|---|---|---|---|---|---|---|---|
| **WANGER USA** | | | | | | | | | | |
| (Funds were first received in this option during November 2007) | | | | | | | | | | |
| Value at beginning of period | $17.47 | $14.62 | $15.21 | $12.38 | $8.74 | $14.55 | $14.86 | | | |
| Value at end of period | $23.28 | $17.47 | $14.62 | $15.21 | $12.38 | $8.74 | $14.55 | | | |
| Number of accumulation units outstanding at end of period | 113,299 | 99,279 | 97,810 | 30,357 | 23,234 | 21,376 | 18,321 | | | |
| **WASHINGTON MUTUAL INVESTORS FUND**^SM | | | | | | | | | | |
| (Funds were first received in this option during September 2005) | | | | | | | | | | |
| Value at beginning of period | $14.49 | $12.94 | $12.14 | $10.76 | $9.07 | $13.63 | $13.17 | $11.21 | $11.15 | |
| Value at end of period | $19.03 | $14.49 | $12.94 | $12.14 | $10.76 | $9.07 | $13.63 | $13.17 | $11.21 | |
| Number of accumulation units outstanding at end of period | 36,946 | 37,913 | 106,307 | 93,119 | 79,484 | 52,509 | 42,462 | 1,659 | 500 | |
| **WELLS FARGO ADVANTAGE SPECIAL SMALL CAP VALUE FUND** | | | | | | | | | | |
| (Funds were first received in this option during November 2007) | | | | | | | | | | |
| Value at beginning of period | $27.18 | $24.06 | $24.68 | $20.21 | $15.63 | $22.99 | $23.65 | | | |
| Value at end of period | $37.38 | $27.18 | $24.06 | $24.68 | $20.21 | $15.63 | $22.99 | | | |
| Number of accumulation units outstanding at end of period | 6,991 | 7,791 | 30,488 | 27,041 | 25,493 | 23,182 | 20,060 | | | |

**TABLE 9**

FOR CONTRACTS ISSUED UNDER 403(b), 401(a) AND 401(k) PLANS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 0.45%

(Selected data for accumulation units outstanding throughout each period)

| | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 |
|---|---|---|---|---|---|---|---|---|---|---|
| **EUROPACIFIC GROWTH FUND®** | | | | | | | | | | |
| (Funds were first received in this option during August 2012) | | | | | | | | | | |
| Value at beginning of period | $18.14 | $16.60 | | | | | | | | |
| Value at end of period | $21.70 | $18.14 | | | | | | | | |
| Number of accumulation units outstanding at end of period | 1,902,268 | 1,914,642 | | | | | | | | |
| **FIDELITY® VIP CONTRAFUND® PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $23.52 | $20.29 | $20.91 | $17.92 | $13.26 | $23.18 | $19.80 | $17.80 | $15.29 | $13.30 |
| Value at end of period | $30.74 | $23.52 | $20.29 | $20.91 | $17.92 | $13.26 | $23.18 | $19.80 | $17.80 | $15.29 |
| Number of accumulation units outstanding at end of period | 4,168,809 | 4,841,438 | 1,391 | 1,432 | 1,476 | 1,473 | 1,482 | 1,599 | 1,665 | 659,807 |
| **FIDELITY® VIP EQUITY-INCOME PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $16.29 | $13.95 | $13.88 | $12.11 | $9.34 | $16.36 | $16.19 | $13.53 | $12.83 | $11.56 |
| Value at end of period | $20.78 | $16.29 | $13.95 | $13.88 | $12.11 | $9.34 | $16.36 | $16.19 | $13.53 | $12.83 |
| Number of accumulation units outstanding at end of period | 595,065 | 760,318 | 47 | 47 | 47 | 47 | 47 | 221 | 216 | 314,974 |
| **FIDELITY® VIP GROWTH PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $15.34 | $13.44 | $13.47 | $10.90 | $8.53 | $16.23 | $12.84 | $12.07 | $11.46 | $11.13 |
| Value at end of period | $20.83 | $15.34 | $13.44 | $13.47 | $10.90 | $8.53 | $16.23 | $12.84 | $12.07 | $11.46 |
| Number of accumulation units outstanding at end of period | 315 | 305 | 205 | 278 | 278 | 278 | 278 | 524 | 487 | 559,933 |
| **FIDELITY® VIP OVERSEAS PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $13.90 | $11.56 | $14.02 | $12.45 | $9.88 | $17.67 | $15.13 | $12.87 | $10.86 | $9.60 |
| Value at end of period | $18.04 | $13.90 | $11.56 | $14.02 | $12.45 | $9.88 | $17.67 | $15.13 | $12.87 | $10.86 |
| Number of accumulation units outstanding at end of period | 814 | 813 | 16 | 16 | 16 | 16 | 16 | 16 | 44 | 44,140 |
| **FRANKLIN SMALL CAP VALUE SECURITIES FUND** | | | | | | | | | | |
| (Funds were first received in this option during August 2012) | | | | | | | | | | |
| Value at beginning of period | $22.90 | $20.40 | | | | | | | | |
| Value at end of period | $31.05 | $22.90 | | | | | | | | |
| Number of accumulation units outstanding at end of period | 292,309 | 387,199 | | | | | | | | |
| **ING AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during August 2012) | | | | | | | | | | |
| Value at beginning of period | $21.15 | $19.97 | | | | | | | | |
| Value at end of period | $27.66 | $21.15 | | | | | | | | |
| Number of accumulation units outstanding at end of period | 535,374 | 789,233 | | | | | | | | |

**Condensed Financial Information (continued)**

| | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING BALANCED PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $16.79 | $14.84 | $15.11 | $13.30 | $11.20 | $15.65 | $14.89 | $13.60 | $13.11 | $12.03 |
| Value at end of period | $19.51 | $16.79 | $14.84 | $15.11 | $13.30 | $11.20 | $15.65 | $14.89 | $13.60 | $13.11 |
| Number of accumulation units outstanding at end of period | 356,950 | 423,939 | 7 | 37 | 37 | 37 | 37 | 39 | 39 | 113,110 |
| **ING BARON GROWTH PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during August 2012) | | | | | | | | | | |
| Value at beginning of period | $23.00 | $21.74 | | | | | | | | |
| Value at end of period | $31.80 | $23.00 | | | | | | | | |
| Number of accumulation units outstanding at end of period | 1,228,228 | 1,548,031 | | | | | | | | |
| **ING BLACKROCK HEALTH SCIENCES OPPORTUNITIES PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during August 2012) | | | | | | | | | | |
| Value at beginning of period | $15.38 | $14.72 | | | | | | | | |
| Value at end of period | $22.10 | $15.38 | | | | | | | | |
| Number of accumulation units outstanding at end of period | 14,055 | 21,872 | | | | | | | | |
| **ING BLACKROCK LARGE CAP GROWTH PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2007) | | | | | | | | | | |
| Value at beginning of period | $10.52 | $9.21 | $9.37 | $8.29 | $6.38 | $10.49 | $10.69 | | | |
| Value at end of period | $13.97 | $10.52 | $9.21 | $9.37 | $8.29 | $6.38 | $10.49 | | | |
| Number of accumulation units outstanding at end of period | 7,322 | 7,794 | 766 | 820 | 820 | 1,200 | 1,201 | | | |
| **ING CLARION GLOBAL REAL ESTATE PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during August 2012) | | | | | | | | | | |
| Value at beginning of period | $12.28 | $11.41 | | | | | | | | |
| Value at end of period | $12.71 | $12.28 | | | | | | | | |
| Number of accumulation units outstanding at end of period | 1,646,652 | 1,466,094 | | | | | | | | |
| **ING CLARION REAL ESTATE PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during August 2012) | | | | | | | | | | |
| Value at beginning of period | $13.39 | $13.44 | | | | | | | | |
| Value at end of period | $13.61 | $13.39 | | | | | | | | |
| Number of accumulation units outstanding at end of period | 505,347 | 651,553 | | | | | | | | |
| **ING COLUMBIA CONTRARIAN CORE PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during August 2012) | | | | | | | | | | |
| Value at beginning of period | $20.69 | $20.12 | | | | | | | | |
| Value at end of period | $27.76 | $20.69 | | | | | | | | |
| Number of accumulation units outstanding at end of period | 23,993 | 24,837 | | | | | | | | |
| **ING FMR<sup>SM</sup> DIVERSIFIED MID CAP PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during August 2012) | | | | | | | | | | |
| Value at beginning of period | $16.38 | $15.74 | | | | | | | | |
| Value at end of period | $22.18 | $16.38 | | | | | | | | |
| Number of accumulation units outstanding at end of period | 4,455 | 4,422 | | | | | | | | |
| **ING GLOBAL BOND PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2005) | | | | | | | | | | |
| Value at beginning of period | $15.50 | $14.43 | $13.98 | $11.99 | $9.91 | $11.90 | $10.88 | $10.08 | $9.89 | |
| Value at end of period | $14.66 | $15.50 | $14.43 | $13.98 | $11.99 | $9.91 | $11.90 | $10.88 | $10.08 | |
| Number of accumulation units outstanding at end of period | 311,507 | 562,087 | 11 | 11 | 11 | 11 | 11 | 11 | 50 | |
| **ING GLOBAL RESOURCES PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during January 2007) | | | | | | | | | | |
| Value at beginning of period | $11.57 | $11.96 | $13.23 | $10.92 | $7.98 | $13.58 | $9.69 | | | |
| Value at end of period | $13.08 | $11.57 | $11.96 | $13.23 | $10.92 | $7.98 | $13.58 | | | |
| Number of accumulation units outstanding at end of period | 182 | 182 | 0 | 210 | 210 | 210 | 210 | | | |
| **ING GROWTH AND INCOME PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $11.83 | $10.27 | $10.34 | $9.10 | $7.02 | $11.31 | $10.57 | $9.30 | $8.64 | $8.01 |
| Value at end of period | $15.39 | $11.83 | $10.27 | $10.34 | $9.10 | $7.02 | $11.31 | $10.57 | $9.30 | $8.64 |
| Number of accumulation units outstanding at end of period | 406,465 | 27,270 | 2,079 | 2,351 | 2,710 | 2,983 | 3,132 | 3,605 | 3,751 | 445,802 |

CFI 74

# Condensed Financial Information (continued)

| | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING INDEX PLUS LARGECAP PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $14.45 | $12.68 | $12.75 | $11.24 | $9.16 | $14.66 | $14.02 | $12.29 | $11.72 | $10.64 |
| Value at end of period | $19.12 | $14.45 | $12.68 | $12.75 | $11.24 | $9.16 | $14.66 | $14.02 | $12.29 | $11.72 |
| Number of accumulation units outstanding at end of period | 165,374 | 182,146 | 634 | 743 | 733 | 721 | 711 | 730 | 716 | 423,974 |
| **ING INDEX PLUS MIDCAP PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during August 2012) | | | | | | | | | | |
| Value at beginning of period | $29.29 | $28.03 | | | | | | | | |
| Value at end of period | $39.23 | $29.29 | | | | | | | | |
| Number of accumulation units outstanding at end of period | 815,660 | 1,121,981 | | | | | | | | |
| **ING INDEX PLUS SMALLCAP PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during August 2012) | | | | | | | | | | |
| Value at beginning of period | $20.31 | $19.48 | | | | | | | | |
| Value at end of period | $28.85 | $20.31 | | | | | | | | |
| Number of accumulation units outstanding at end of period | 142,368 | 172,936 | | | | | | | | |
| **ING INTERMEDIATE BOND PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $21.20 | $19.47 | $18.19 | $16.63 | $14.97 | $16.43 | $15.57 | $15.03 | $14.64 | $14.02 |
| Value at end of period | $21.08 | $21.20 | $19.47 | $18.19 | $16.63 | $14.97 | $16.43 | $15.57 | $15.03 | $14.64 |
| Number of accumulation units outstanding at end of period | 2,515,405 | 3,472,123 | 929 | 893 | 854 | 809 | 767 | 745 | 704 | 172,294 |
| **ING INTERNATIONAL INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during August 2012) | | | | | | | | | | |
| Value at beginning of period | $8.40 | $7.61 | | | | | | | | |
| Value at end of period | $10.16 | $8.40 | | | | | | | | |
| Number of accumulation units outstanding at end of period | 65,044 | 64,971 | | | | | | | | |
| **ING INTERNATIONAL VALUE PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during August 2012) | | | | | | | | | | |
| Value at beginning of period | $14.30 | $12.90 | | | | | | | | |
| Value at end of period | $17.26 | $14.30 | | | | | | | | |
| Number of accumulation units outstanding at end of period | 1,266,834 | 1,719,551 | | | | | | | | |
| **ING INVESCO COMSTOCK PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during August 2012) | | | | | | | | | | |
| Value at beginning of period | $15.46 | $14.60 | | | | | | | | |
| Value at end of period | $20.78 | $15.46 | | | | | | | | |
| Number of accumulation units outstanding at end of period | 33,528 | 38,244 | | | | | | | | |
| **ING INVESCO EQUITY AND INCOME PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during March 2005) | | | | | | | | | | |
| Value at beginning of period | $14.33 | $12.77 | $12.96 | $11.60 | $9.49 | $12.45 | $12.07 | $10.76 | $9.99 | |
| Value at end of period | $17.83 | $14.33 | $12.77 | $12.96 | $11.60 | $9.49 | $12.45 | $12.07 | $10.76 | |
| Number of accumulation units outstanding at end of period | 2,166 | 6,737 | 0 | 131 | 131 | 147 | 183 | 183 | 313 | |
| **ING INVESCO GROWTH AND INCOME PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during August 2012) | | | | | | | | | | |
| Value at beginning of period | $13.56 | $13.16 | | | | | | | | |
| Value at end of period | $18.07 | $13.56 | | | | | | | | |
| Number of accumulation units outstanding at end of period | 25 | 0 | | | | | | | | |
| **ING JPMORGAN MID CAP VALUE PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during September 2012) | | | | | | | | | | |
| Value at beginning of period | $22.60 | $22.30 | | | | | | | | |
| Value at end of period | $29.60 | $22.60 | | | | | | | | |
| Number of accumulation units outstanding at end of period | 0 | 217 | | | | | | | | |
| **ING JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during August 2012) | | | | | | | | | | |
| Value at beginning of period | $16.70 | $15.90 | | | | | | | | |
| Value at end of period | $23.10 | $16.70 | | | | | | | | |
| Number of accumulation units outstanding at end of period | 1,240 | 1,097 | | | | | | | | |

# Condensed Financial Information (continued)

| | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING LARGE CAP GROWTH PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during January 2011) | | | | | | | | | | |
| Value at beginning of period | $12.22 | $10.39 | $10.33 | | | | | | | |
| Value at end of period | $15.92 | $12.22 | $10.39 | | | | | | | |
| Number of accumulation units outstanding at end of period | 3,960,709 | 3,517,495 | 824 | | | | | | | |
| **ING LARGE CAP VALUE PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during August 2012) | | | | | | | | | | |
| Value at beginning of period | $10.08 | $9.80 | | | | | | | | |
| Value at end of period | $13.13 | $10.08 | | | | | | | | |
| Number of accumulation units outstanding at end of period | 759,777 | 501,018 | | | | | | | | |
| **ING MARSICO GROWTH PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during August 2012) | | | | | | | | | | |
| Value at beginning of period | $11.21 | $11.11 | | | | | | | | |
| Value at end of period | $15.17 | $11.21 | | | | | | | | |
| Number of accumulation units outstanding at end of period | 74,186 | 78,663 | | | | | | | | |
| **ING MFS TOTAL RETURN PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during August 2012) | | | | | | | | | | |
| Value at beginning of period | $17.48 | $17.05 | | | | | | | | |
| Value at end of period | $20.65 | $17.48 | | | | | | | | |
| Number of accumulation units outstanding at end of period | 24 | 24 | | | | | | | | |
| **ING MFS UTILITIES PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during August 2012) | | | | | | | | | | |
| Value at beginning of period | $20.99 | $19.97 | | | | | | | | |
| Value at end of period | $25.11 | $20.99 | | | | | | | | |
| Number of accumulation units outstanding at end of period | 240,985 | 285,535 | | | | | | | | |
| **ING MIDCAP OPPORTUNITIES PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during March 2013) | | | | | | | | | | |
| Value at beginning of period | $21.79 | | | | | | | | | |
| Value at end of period | $26.18 | | | | | | | | | |
| Number of accumulation units outstanding at end of period | 103,577 | | | | | | | | | |
| **ING MONEY MARKET PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $13.67 | $13.72 | $13.78 | $13.81 | $13.83 | $13.53 | $12.93 | $12.38 | $12.07 | $12.00 |
| Value at end of period | $13.61 | $13.67 | $13.72 | $13.78 | $13.81 | $13.83 | $13.53 | $12.93 | $12.38 | $12.07 |
| Number of accumulation units outstanding at end of period | 2,663,419 | 2,886,563 | 335 | 335 | 335 | 335 | 54 | 54 | 54 | 99,433 |
| **ING MULTI-MANAGER LARGE CAP CORE PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during August 2012) | | | | | | | | | | |
| Value at beginning of period | $11.14 | $10.93 | | | | | | | | |
| Value at end of period | $14.48 | $11.14 | | | | | | | | |
| Number of accumulation units outstanding at end of period | 45,394 | 60,748 | | | | | | | | |
| **ING OPPENHEIMER GLOBAL PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during March 2005) | | | | | | | | | | |
| Value at beginning of period | $15.45 | $12.76 | $13.95 | $12.07 | $8.69 | $14.62 | $13.78 | $11.73 | $10.03 | |
| Value at end of period | $19.56 | $15.45 | $12.76 | $13.95 | $12.07 | $8.69 | $14.62 | $13.78 | $11.73 | |
| Number of accumulation units outstanding at end of period | 361,415 | 424,803 | 1,556 | 1,779 | 1,975 | 2,187 | 2,211 | 2,750 | 2,877 | |
| **ING PIMCO HIGH YIELD PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during August 2012) | | | | | | | | | | |
| Value at beginning of period | $18.02 | $17.33 | | | | | | | | |
| Value at end of period | $18.95 | $18.02 | | | | | | | | |
| Number of accumulation units outstanding at end of period | 761 | 773 | | | | | | | | |
| **ING PIMCO TOTAL RETURN PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during August 2012) | | | | | | | | | | |
| Value at beginning of period | $17.49 | $17.29 | | | | | | | | |
| Value at end of period | $17.09 | $17.49 | | | | | | | | |
| Number of accumulation units outstanding at end of period | 915 | 1,112 | | | | | | | | |

# Condensed Financial Information (continued)

| | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING PIONEER HIGH YIELD PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during August 2012) | | | | | | | | | | |
| Value at beginning of period | $17.79 | $17.02 | | | | | | | | |
| Value at end of period | $19.90 | $17.79 | | | | | | | | |
| Number of accumulation units outstanding at end of period | 118,395 | 171,400 | | | | | | | | |
| **ING RUSSELL™ LARGE CAP INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during August 2012) | | | | | | | | | | |
| Value at beginning of period | $10.76 | $10.61 | | | | | | | | |
| Value at end of period | $14.15 | $10.76 | | | | | | | | |
| Number of accumulation units outstanding at end of period | 536,370 | 414,136 | | | | | | | | |
| **ING RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during August 2012) | | | | | | | | | | |
| Value at beginning of period | $15.20 | $14.68 | | | | | | | | |
| Value at end of period | $19.89 | $15.20 | | | | | | | | |
| Number of accumulation units outstanding at end of period | 15,219 | 18,720 | | | | | | | | |
| **ING RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during August 2012) | | | | | | | | | | |
| Value at beginning of period | $18.07 | $17.48 | | | | | | | | |
| Value at end of period | $24.27 | $18.07 | | | | | | | | |
| Number of accumulation units outstanding at end of period | 44,341 | 48,090 | | | | | | | | |
| **ING RUSSELL™ MID CAP INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during August 2012) | | | | | | | | | | |
| Value at beginning of period | $11.77 | $11.23 | | | | | | | | |
| Value at end of period | $15.72 | $11.77 | | | | | | | | |
| Number of accumulation units outstanding at end of period | 1,431,893 | 989,497 | | | | | | | | |
| **ING RUSSELL™ SMALL CAP INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during August 2012) | | | | | | | | | | |
| Value at beginning of period | $12.24 | $11.66 | | | | | | | | |
| Value at end of period | $16.91 | $12.24 | | | | | | | | |
| Number of accumulation units outstanding at end of period | 282,839 | 210,591 | | | | | | | | |
| **ING SMALLCAP OPPORTUNITIES PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during September 2012) | | | | | | | | | | |
| Value at beginning of period | $13.13 | $13.51 | | | | | | | | |
| Value at end of period | $18.18 | $13.13 | | | | | | | | |
| Number of accumulation units outstanding at end of period | 21 | 280 | | | | | | | | |
| **ING SMALL COMPANY PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $25.17 | $22.08 | $22.74 | $18.37 | $14.46 | $21.07 | $19.99 | $17.19 | $15.66 | $13.75 |
| Value at end of period | $34.51 | $25.17 | $22.08 | $22.74 | $18.37 | $14.46 | $21.07 | $19.99 | $17.19 | $15.66 |
| Number of accumulation units outstanding at end of period | 2,261 | 2,704 | 454 | 454 | 454 | 454 | 454 | 454 | 475 | 91,184 |
| **ING SOLUTION 2015 PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during July 2013) | | | | | | | | | | |
| Value at beginning of period | $13.58 | | | | | | | | | |
| Value at end of period | $14.42 | | | | | | | | | |
| Number of accumulation units outstanding at end of period | 7 | | | | | | | | | |
| **ING SOLUTION 2025 PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during August 2012) | | | | | | | | | | |
| Value at beginning of period | $13.03 | $12.63 | | | | | | | | |
| Value at end of period | $15.08 | $13.03 | | | | | | | | |
| Number of accumulation units outstanding at end of period | 628 | 627 | | | | | | | | |
| **ING SOLUTION 2035 PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during May 2013) | | | | | | | | | | |
| Value at beginning of period | $14.67 | | | | | | | | | |
| Value at end of period | $15.78 | | | | | | | | | |
| Number of accumulation units outstanding at end of period | 58 | | | | | | | | | |

# Condensed Financial Information (continued)

| | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $16.57 | $14.82 | $14.62 | $13.23 | $11.27 | $14.81 | $14.06 | $13.04 | $12.61 | $11.73 |
| Value at end of period | $18.49 | $16.57 | $14.82 | $14.62 | $13.23 | $11.27 | $14.81 | $14.06 | $13.04 | $12.61 |
| Number of accumulation units outstanding at end of period | 17,457 | 24,135 | 21 | 21 | 21 | 21 | 21 | 21 | 21 | 9,124 |
| **ING STRATEGIC ALLOCATION GROWTH PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2012) | | | | | | | | | | |
| Value at beginning of period | $13.77 | $13.22 | | | | | | | | |
| Value at end of period | $16.78 | $13.77 | | | | | | | | |
| Number of accumulation units outstanding at end of period | 29,099 | 30,717 | | | | | | | | |
| **ING STRATEGIC ALLOCATION MODERATE PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $14.85 | $13.13 | $13.27 | $11.89 | $9.81 | $14.17 | $13.49 | $12.19 | $11.70 | $10.66 |
| Value at end of period | $17.23 | $14.85 | $13.13 | $13.27 | $11.89 | $9.81 | $14.17 | $13.49 | $12.19 | $11.70 |
| Number of accumulation units outstanding at end of period | 129,744 | 132,212 | 34 | 34 | 34 | 34 | 34 | 34 | 34 | 7,732 |
| **ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during August 2012) | | | | | | | | | | |
| Value at beginning of period | $16.54 | $16.03 | | | | | | | | |
| Value at end of period | $20.12 | $16.54 | | | | | | | | |
| Number of accumulation units outstanding at end of period | 5,283 | 5,016 | | | | | | | | |
| **ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during March 2005) | | | | | | | | | | |
| Value at beginning of period | $16.02 | $13.86 | $14.46 | $11.30 | $7.75 | $13.70 | $12.14 | $11.17 | $9.81 | |
| Value at end of period | $21.56 | $16.02 | $13.86 | $14.46 | $11.30 | $7.75 | $13.70 | $12.14 | $11.17 | |
| Number of accumulation units outstanding at end of period | 153,926 | 187,467 | 920 | 910 | 946 | 892 | 841 | 952 | 951 | |
| **ING T. ROWE PRICE EQUITY INCOME PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during August 2012) | | | | | | | | | | |
| Value at beginning of period | $19.67 | $18.85 | | | | | | | | |
| Value at end of period | $25.40 | $19.67 | | | | | | | | |
| Number of accumulation units outstanding at end of period | 1,602,801 | 2,409,214 | | | | | | | | |
| **ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $18.91 | $15.97 | $16.22 | $13.94 | $9.80 | $17.03 | $15.56 | $13.80 | $13.05 | $11.92 |
| Value at end of period | $26.21 | $18.91 | $15.97 | $16.22 | $13.94 | $9.80 | $17.03 | $15.56 | $13.80 | $13.05 |
| Number of accumulation units outstanding at end of period | 1,370,290 | 1,311,004 | 231 | 319 | 362 | 361 | 361 | 558 | 532 | 90,993 |
| **ING T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during August 2012) | | | | | | | | | | |
| Value at beginning of period | $14.90 | $13.67 | | | | | | | | |
| Value at end of period | $16.96 | $14.90 | | | | | | | | |
| Number of accumulation units outstanding at end of period | 20,545 | 27,643 | | | | | | | | |
| **ING TEMPLETON FOREIGN EQUITY PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2008) | | | | | | | | | | |
| Value at beginning of period | $9.35 | $7.90 | $9.01 | $8.32 | $6.32 | $10.20 | | | | |
| Value at end of period | $11.19 | $9.35 | $7.90 | $9.01 | $8.32 | $6.32 | | | | |
| Number of accumulation units outstanding at end of period | 237,319 | 214,039 | 68 | 68 | 147 | 153 | | | | |
| **ING U.S. BOND INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during August 2012) | | | | | | | | | | |
| Value at beginning of period | $12.58 | $12.59 | | | | | | | | |
| Value at end of period | $12.21 | $12.58 | | | | | | | | |
| Number of accumulation units outstanding at end of period | 134,756 | 170,041 | | | | | | | | |
| **LAZARD U.S. MID CAP EQUITY PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during August 2012) | | | | | | | | | | |
| Value at beginning of period | $8.92 | $8.76 | | | | | | | | |
| Value at end of period | $11.77 | $8.92 | | | | | | | | |
| Number of accumulation units outstanding at end of period | 133,097 | 347,412 | | | | | | | | |

| | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 |
|---|---|---|---|---|---|---|---|---|---|---|
| **LORD ABBETT SERIES FUND - MID CAP STOCK PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during August 2012) | | | | | | | | | | |
| Value at beginning of period | $16.11 | $15.16 | | | | | | | | |
| Value at end of period | $20.90 | $16.11 | | | | | | | | |
| Number of accumulation units outstanding at end of period | 546,278 | 989,289 | | | | | | | | |
| **NEW PERSPECTIVE FUND®** | | | | | | | | | | |
| (Funds were first received in this option during August 2012) | | | | | | | | | | |
| Value at beginning of period | $18.23 | $17.12 | | | | | | | | |
| Value at end of period | $23.01 | $18.23 | | | | | | | | |
| Number of accumulation units outstanding at end of period | 1,197,039 | 1,047,104 | | | | | | | | |
| **OPPENHEIMER DEVELOPING MARKETS FUND** | | | | | | | | | | |
| (Funds were first received in this option during December 2007) | | | | | | | | | | |
| Value at beginning of period | $80.81 | $67.18 | $82.39 | $65.17 | $36.02 | $69.63 | $69.63 | | | |
| Value at end of period | $87.17 | $80.81 | $67.18 | $82.39 | $65.17 | $36.02 | $69.63 | | | |
| Number of accumulation units outstanding at end of period | 668 | 662 | 0 | 0 | 82 | 82 | 82 | | | |
| **OPPENHEIMER MAIN STREET SMALL CAP FUND®/VA** | | | | | | | | | | |
| (Funds were first received in this option during August 2012) | | | | | | | | | | |
| Value at beginning of period | $15.76 | $15.05 | | | | | | | | |
| Value at end of period | $22.12 | $15.76 | | | | | | | | |
| Number of accumulation units outstanding at end of period | 381 | 381 | | | | | | | | |
| **PAX WORLD BALANCED FUND** | | | | | | | | | | |
| (Funds were first received in this option during August 2012) | | | | | | | | | | |
| Value at beginning of period | $13.85 | $13.43 | | | | | | | | |
| Value at end of period | $16.04 | $13.85 | | | | | | | | |
| Number of accumulation units outstanding at end of period | 100,762 | 106,995 | | | | | | | | |
| **PIMCO VIT REAL RETURN PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during August 2012) | | | | | | | | | | |
| Value at beginning of period | $17.19 | $16.95 | | | | | | | | |
| Value at end of period | $15.53 | $17.19 | | | | | | | | |
| Number of accumulation units outstanding at end of period | 1,618,577 | 2,507,910 | | | | | | | | |
| **PIONEER EMERGING MARKETS VCT PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during December 2007) | | | | | | | | | | |
| Value at beginning of period | $9.08 | $8.14 | $10.68 | $9.26 | $5.32 | $12.80 | $12.80 | | | |
| Value at end of period | $8.86 | $9.08 | $8.14 | $10.68 | $9.26 | $5.32 | $12.80 | | | |
| Number of accumulation units outstanding at end of period | 89,453 | 100,260 | 0 | 0 | 448 | 448 | 448 | | | |
| **TEMPLETON GLOBAL BOND FUND** | | | | | | | | | | |
| (Funds were first received in this option during August 2012) | | | | | | | | | | |
| Value at beginning of period | $33.33 | $31.43 | | | | | | | | |
| Value at end of period | $33.92 | $33.33 | | | | | | | | |
| Number of accumulation units outstanding at end of period | 415 | 654 | | | | | | | | |
| **THE GROWTH FUND OF AMERICA®** | | | | | | | | | | |
| (Funds were first received in this option during August 2012) | | | | | | | | | | |
| Value at beginning of period | $15.55 | $14.75 | | | | | | | | |
| Value at end of period | $20.72 | $15.55 | | | | | | | | |
| Number of accumulation units outstanding at end of period | 1,523,907 | 1,861,369 | | | | | | | | |
| **WANGER INTERNATIONAL** | | | | | | | | | | |
| (Funds were first received in this option during August 2012) | | | | | | | | | | |
| Value at beginning of period | $10.88 | $10.08 | | | | | | | | |
| Value at end of period | $13.26 | $10.88 | | | | | | | | |
| Number of accumulation units outstanding at end of period | 956,076 | 843,353 | | | | | | | | |

# Condensed Financial Information (continued)

| | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 |
|---|---|---|---|---|---|---|---|---|---|---|
| **WANGER SELECT** | | | | | | | | | | |
| (Funds were first received in this option during August 2012) | | | | | | | | | | |
| Value at beginning of period | $16.72 | $16.00 | | | | | | | | |
| Value at end of period | $22.40 | $16.72 | | | | | | | | |
| Number of accumulation units outstanding at end of period | 345,743 | 481,156 | | | | | | | | |
| **WANGER USA** | | | | | | | | | | |
| (Funds were first received in this option during August 2012) | | | | | | | | | | |
| Value at beginning of period | $17.40 | $16.55 | | | | | | | | |
| Value at end of period | $23.17 | $17.40 | | | | | | | | |
| Number of accumulation units outstanding at end of period | 1,054,435 | 940,449 | | | | | | | | |
| **WASHINGTON MUTUAL INVESTORS FUND**[SM] | | | | | | | | | | |
| (Funds were first received in this option during August 2012) | | | | | | | | | | |
| Value at beginning of period | $14.43 | $14.16 | | | | | | | | |
| Value at end of period | $18.94 | $14.43 | | | | | | | | |
| Number of accumulation units outstanding at end of period | 164 | 164 | | | | | | | | |

## TABLE 10

FOR CERTAIN ING OPTIONAL RETIREMENT PRODUCT CONTRACTS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 0.45% ISSUED BEGINNING IN OCTOBER, 2012

(Selected data for accumulation units outstanding throughout each period)

| | 2013 | 2012 |
|---|---|---|
| **ASTON/FAIRPOINTE MID CAP FUND** | | |
| (Funds were first received in this option during October 2012) | | |
| Value at beginning of period | $12.84 | $12.69 |
| Value at end of period | $18.46 | $12.84 |
| Number of accumulation units outstanding at end of period | 327,874 | 14,849 |
| **DELAWARE SMALL CAP VALUE FUND** | | |
| (Funds were first received in this option during July 2013) | | |
| Value at beginning of period | $10.68 | |
| Value at end of period | $12.10 | |
| Number of accumulation units outstanding at end of period | 187 | |
| **EUROPACIFIC GROWTH FUND®** | | |
| (Funds were first received in this option during October 2012) | | |
| Value at beginning of period | $9.23 | $8.85 |
| Value at end of period | $11.04 | $9.23 |
| Number of accumulation units outstanding at end of period | 176,382 | 17,281 |
| **FIDELITY® VIP CONTRAFUND® PORTFOLIO** | | |
| (Funds were first received in this option during October 2012) | | |
| Value at beginning of period | $10.20 | $10.37 |
| Value at end of period | $13.33 | $10.20 |
| Number of accumulation units outstanding at end of period | 1,290,100 | 243,032 |
| **FIDELITY® VIP EQUITY-INCOME PORTFOLIO** | | |
| (Funds were first received in this option during November 2012) | | |
| Value at beginning of period | $9.72 | $9.40 |
| Value at end of period | $12.40 | $9.72 |
| Number of accumulation units outstanding at end of period | 5,196 | 3,062 |
| **FRANKLIN SMALL CAP VALUE SECURITIES FUND** | | |
| (Funds were first received in this option during October 2012) | | |
| Value at beginning of period | $11.97 | $11.12 |
| Value at end of period | $16.24 | $11.97 |
| Number of accumulation units outstanding at end of period | 29,728 | 1,758 |

# Condensed Financial Information (continued)

| | 2013 | 2012 |
|---|---|---|
| **ING AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO** | | |
| (Funds were first received in this option during October 2012) | | |
| Value at beginning of period | $13.08 | $12.76 |
| Value at end of period | $17.10 | $13.08 |
| Number of accumulation units outstanding at end of period | 423,778 | 73,666 |
| **ING BALANCED PORTFOLIO** | | |
| (Funds were first received in this option during October 2012) | | |
| Value at beginning of period | $10.91 | $10.84 |
| Value at end of period | $12.67 | $10.91 |
| Number of accumulation units outstanding at end of period | 106,702 | 25,193 |
| **ING BARON GROWTH PORTFOLIO** | | |
| (Funds were first received in this option during October 2012) | | |
| Value at beginning of period | $11.87 | $11.51 |
| Value at end of period | $16.41 | $11.87 |
| Number of accumulation units outstanding at end of period | 500,426 | 77,928 |
| **ING BLACKROCK LARGE CAP GROWTH PORTFOLIO** | | |
| (Funds were first received in this option during October 2012) | | |
| Value at beginning of period | $9.96 | $10.36 |
| Value at end of period | $13.23 | $9.96 |
| Number of accumulation units outstanding at end of period | 3,722 | 239 |
| **ING GLOBAL BOND PORTFOLIO** | | |
| (Funds were first received in this option during October 2012) | | |
| Value at beginning of period | $13.42 | $13.31 |
| Value at end of period | $12.83 | $13.42 |
| Number of accumulation units outstanding at end of period | 15,661 | 1,488 |
| **ING GROWTH AND INCOME PORTFOLIO** | | |
| (Funds were first received in this option during October 2012) | | |
| Value at beginning of period | $10.48 | $10.77 |
| Value at end of period | $13.64 | $10.48 |
| Number of accumulation units outstanding at end of period | 4,580 | 160 |
| **ING INDEX PLUS LARGECAP PORTFOLIO** | | |
| (Funds were first received in this option during July 2013) | | |
| Value at beginning of period | $11.68 | |
| Value at end of period | $13.15 | |
| Number of accumulation units outstanding at end of period | 24 | |
| **ING INDEX PLUS MIDCAP PORTFOLIO** | | |
| (Funds were first received in this option during October 2012) | | |
| Value at beginning of period | $11.28 | $11.07 |
| Value at end of period | $15.11 | $11.28 |
| Number of accumulation units outstanding at end of period | 475,274 | 123,940 |
| **ING INTERMEDIATE BOND PORTFOLIO** | | |
| (Funds were first received in this option during October 2012) | | |
| Value at beginning of period | $13.32 | $13.15 |
| Value at end of period | $13.24 | $13.32 |
| Number of accumulation units outstanding at end of period | 851,031 | 266,551 |
| **ING INTERNATIONAL INDEX PORTFOLIO** | | |
| (Funds were first received in this option during October 2012) | | |
| Value at beginning of period | $8.57 | $8.08 |
| Value at end of period | $10.36 | $8.57 |
| Number of accumulation units outstanding at end of period | 110,363 | 5,648 |

## Condensed Financial Information (continued)

| | 2013 | 2012 |
|---|---|---|
| **ING INTERNATIONAL VALUE PORTFOLIO** | | |
| (Funds were first received in this option during October 2012) | | |
| Value at beginning of period | $7.51 | $7.08 |
| Value at end of period | $9.06 | $7.51 |
| Number of accumulation units outstanding at end of period | 546,256 | 125,536 |
| **ING INVESCO COMSTOCK PORTFOLIO** | | |
| (Funds were first received in this option during November 2012) | | |
| Value at beginning of period | $10.39 | $9.68 |
| Value at end of period | $13.97 | $10.39 |
| Number of accumulation units outstanding at end of period | 317,422 | 4,894 |
| **ING INVESCO EQUITY AND INCOME PORTFOLIO** | | |
| (Funds were first received in this option during October 2012) | | |
| Value at beginning of period | $11.53 | $11.69 |
| Value at end of period | $14.34 | $11.53 |
| Number of accumulation units outstanding at end of period | 2,435 | 1,936 |
| **ING JPMORGAN MID CAP VALUE PORTFOLIO** | | |
| (Funds were first received in this option during October 2012) | | |
| Value at beginning of period | $12.32 | $12.19 |
| Value at end of period | $16.14 | $12.32 |
| Number of accumulation units outstanding at end of period | 0 | 17 |
| **ING LARGE CAP GROWTH PORTFOLIO** | | |
| (Funds were first received in this option during October 2012) | | |
| Value at beginning of period | $12.32 | $12.25 |
| Value at end of period | $16.06 | $12.32 |
| Number of accumulation units outstanding at end of period | 59,345 | 6,812 |
| **ING LARGE CAP VALUE PORTFOLIO** | | |
| (Funds were first received in this option during December 2012) | | |
| Value at beginning of period | $10.75 | $10.70 |
| Value at end of period | $14.00 | $10.75 |
| Number of accumulation units outstanding at end of period | 200,256 | 30 |
| **ING MARSICO GROWTH PORTFOLIO** | | |
| (Funds were first received in this option during December 2012) | | |
| Value at beginning of period | $11.44 | $11.40 |
| Value at end of period | $15.48 | $11.44 |
| Number of accumulation units outstanding at end of period | 10,571 | 9 |
| **ING MFS TOTAL RETURN PORTFOLIO** | | |
| (Funds were first received in this option during December 2012) | | |
| Value at beginning of period | $11.14 | $11.13 |
| Value at end of period | $13.17 | $11.14 |
| Number of accumulation units outstanding at end of period | 980 | 76 |
| **ING MIDCAP OPPORTUNITIES PORTFOLIO** | | |
| (Funds were first received in this option during March 2013) | | |
| Value at beginning of period | $14.59 | |
| Value at end of period | $17.52 | |
| Number of accumulation units outstanding at end of period | 630 | |
| **ING MONEY MARKET PORTFOLIO** | | |
| (Funds were first received in this option during October 2012) | | |
| Value at beginning of period | $10.42 | $10.42 |
| Value at end of period | $10.42 | $10.42 |
| Number of accumulation units outstanding at end of period | 875,724 | 201,278 |

# Condensed Financial Information (continued)

| | 2013 | 2012 |
|---|---|---|
| **ING OPPENHEIMER GLOBAL PORTFOLIO** | | |
| (Funds were first received in this option during October 2012) | | |
| Value at beginning of period | $10.42 | $9.87 |
| Value at end of period | $13.18 | $10.42 |
| Number of accumulation units outstanding at end of period | 5,598 | 105 |
| **ING PIMCO TOTAL RETURN PORTFOLIO** | | |
| (Funds were first received in this option during October 2012) | | |
| Value at beginning of period | $13.74 | $13.68 |
| Value at end of period | $13.43 | $13.74 |
| Number of accumulation units outstanding at end of period | 19,721 | 12,784 |
| **ING PIONEER HIGH YIELD PORTFOLIO** | | |
| (Funds were first received in this option during October 2012) | | |
| Value at beginning of period | $15.94 | $15.69 |
| Value at end of period | $17.83 | $15.94 |
| Number of accumulation units outstanding at end of period | 256,968 | 5,994 |
| **ING RUSSELL™ MID CAP INDEX PORTFOLIO** | | |
| (Funds were first received in this option during October 2012) | | |
| Value at beginning of period | $12.00 | $11.80 |
| Value at end of period | $16.03 | $12.00 |
| Number of accumulation units outstanding at end of period | 39,755 | 4,344 |
| **ING RUSSELL™ SMALL CAP INDEX PORTFOLIO** | | |
| (Funds were first received in this option during October 2012) | | |
| Value at beginning of period | $12.49 | $12.15 |
| Value at end of period | $17.25 | $12.49 |
| Number of accumulation units outstanding at end of period | 74,017 | 11,204 |
| **ING SMALLCAP OPPORTUNITIES PORTFOLIO** | | |
| (Funds were first received in this option during October 2012) | | |
| Value at beginning of period | $12.77 | $12.65 |
| Value at end of period | $17.67 | $12.77 |
| Number of accumulation units outstanding at end of period | 30,752 | 34 |
| **ING SMALL COMPANY PORTFOLIO** | | |
| (Funds were first received in this option during October 2012) | | |
| Value at beginning of period | $11.70 | $11.49 |
| Value at end of period | $16.05 | $11.70 |
| Number of accumulation units outstanding at end of period | 1,897 | 75 |
| **ING SOLUTION 2015 PORTFOLIO** | | |
| (Funds were first received in this option during June 2013) | | |
| Value at beginning of period | $11.21 | |
| Value at end of period | $11.75 | |
| Number of accumulation units outstanding at end of period | 193 | |
| **ING SOLUTION 2025 PORTFOLIO** | | |
| (Funds were first received in this option during October 2012) | | |
| Value at beginning of period | $10.14 | $9.91 |
| Value at end of period | $11.74 | $10.14 |
| Number of accumulation units outstanding at end of period | 1,760 | 323 |
| **ING SOLUTION 2035 PORTFOLIO** | | |
| (Funds were first received in this option during October 2012) | | |
| Value at beginning of period | $9.88 | $9.71 |
| Value at end of period | $11.84 | $9.88 |
| Number of accumulation units outstanding at end of period | 6,187 | 229 |

| | 2013 | 2012 |
|---|---|---|
| **ING SOLUTION 2045 PORTFOLIO** | | |
| (Funds were first received in this option during November 2012) | | |
| Value at beginning of period | $9.55 | $9.30 |
| Value at end of period | $11.74 | $9.55 |
| Number of accumulation units outstanding at end of period | 2,882 | 180 |
| **ING SOLUTION 2055 PORTFOLIO** | | |
| (Funds were first received in this option during December 2012) | | |
| Value at beginning of period | $12.72 | $12.46 |
| Value at end of period | $15.64 | $12.72 |
| Number of accumulation units outstanding at end of period | 1,600 | 213 |
| **ING SOLUTION INCOME PORTFOLIO** | | |
| (Funds were first received in this option during November 2012) | | |
| Value at beginning of period | $11.72 | $11.65 |
| Value at end of period | $12.48 | $11.72 |
| Number of accumulation units outstanding at end of period | 171,929 | 11 |
| **ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO** | | |
| (Funds were first received in this option during December 2012) | | |
| Value at beginning of period | $11.67 | $11.70 |
| Value at end of period | $15.70 | $11.67 |
| Number of accumulation units outstanding at end of period | 287 | 8 |
| **ING T. ROWE PRICE EQUITY INCOME PORTFOLIO** | | |
| (Funds were first received in this option during October 2012) | | |
| Value at beginning of period | $10.42 | $10.40 |
| Value at end of period | $13.46 | $10.42 |
| Number of accumulation units outstanding at end of period | 750,944 | 160,073 |
| **ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO** | | |
| (Funds were first received in this option during October 2012) | | |
| Value at beginning of period | $11.09 | $11.35 |
| Value at end of period | $15.37 | $11.09 |
| Number of accumulation units outstanding at end of period | 391,431 | 84,100 |
| **ING TEMPLETON FOREIGN EQUITY PORTFOLIO** | | |
| (Funds were first received in this option during November 2012) | | |
| Value at beginning of period | $9.54 | $8.95 |
| Value at end of period | $11.42 | $9.54 |
| Number of accumulation units outstanding at end of period | 7,693 | 2,937 |
| **ING U.S. BOND INDEX PORTFOLIO** | | |
| (Funds were first received in this option during October 2012) | | |
| Value at beginning of period | $12.83 | $12.84 |
| Value at end of period | $12.45 | $12.83 |
| Number of accumulation units outstanding at end of period | 6,666 | 1,338 |
| **ING U.S. STOCK INDEX PORTFOLIO** | | |
| (Funds were first received in this option during October 2012) | | |
| Value at beginning of period | $10.44 | $10.45 |
| Value at end of period | $13.72 | $10.44 |
| Number of accumulation units outstanding at end of period | 226,622 | 11,424 |
| **LORD ABBETT SERIES FUND - MID CAP STOCK PORTFOLIO** | | |
| (Funds were first received in this option during October 2012) | | |
| Value at beginning of period | $9.99 | $9.68 |
| Value at end of period | $12.96 | $9.99 |
| Number of accumulation units outstanding at end of period | 163,700 | 82,360 |

# Condensed Financial Information (continued)

| | 2013 | 2012 |
|---|---|---|
| **METWEST TOTAL RETURN BOND FUND** | | |
| (Funds were first received in this option during July 2013) | | |
| Value at beginning of period | $9.56 | |
| Value at end of period | $9.76 | |
| Number of accumulation units outstanding at end of period | 21,146 | |
| **OPPENHEIMER MAIN STREET SMALL CAP FUND®/VA** | | |
| (Funds were first received in this option during October 2012) | | |
| Value at beginning of period | $11.46 | $11.09 |
| Value at end of period | $16.08 | $11.46 |
| Number of accumulation units outstanding at end of period | 239,520 | 12,465 |
| **THE BOND FUND OF AMERICA℠** | | |
| (Funds were first received in this option during October 2012) | | |
| Value at beginning of period | $12.17 | $12.15 |
| Value at end of period | $11.87 | $12.17 |
| Number of accumulation units outstanding at end of period | 5,620 | 19 |
| **WASHINGTON MUTUAL INVESTORS FUND℠** | | |
| (Funds were first received in this option during December 2012) | | |
| Value at beginning of period | $10.45 | $10.60 |
| Value at end of period | $13.72 | $10.45 |
| Number of accumulation units outstanding at end of period | 4,914 | 2,609 |

## TABLE 11

FOR CONTRACTS ISSUED UNDER 403(b), 401(a) AND 401(k) PLANS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 0.50%

(Selected data for accumulation units outstanding throughout each period)

| | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 |
|---|---|---|---|---|---|---|---|---|---|
| **ALGER GREEN FUND** | | | | | | | | | |
| (Funds were first received in this option during October 2009) | | | | | | | | | |
| Value at beginning of period | $15.30 | $13.38 | $14.19 | $13.02 | $12.38 | | | | |
| Value at end of period | $20.51 | $15.30 | $13.38 | $14.19 | $13.02 | | | | |
| Number of accumulation units outstanding at end of period | 1,354 | 1,017 | 627 | 349 | 1,359 | | | | |
| **AMANA GROWTH FUND** | | | | | | | | | |
| (Funds were first received in this option during September 2009) | | | | | | | | | |
| Value at beginning of period | $12.06 | $10.90 | $11.16 | $9.68 | $9.03 | | | | |
| Value at end of period | $14.74 | $12.06 | $10.90 | $11.16 | $9.68 | | | | |
| Number of accumulation units outstanding at end of period | 20,343 | 18,745 | 19,896 | 10,062 | 3,585 | | | | |
| **AMANA INCOME FUND** | | | | | | | | | |
| (Funds were first received in this option during September 2009) | | | | | | | | | |
| Value at beginning of period | $12.32 | $11.29 | $11.13 | $9.97 | $9.43 | | | | |
| Value at end of period | $15.90 | $12.32 | $11.29 | $11.13 | $9.97 | | | | |
| Number of accumulation units outstanding at end of period | 28,083 | 20,290 | 17,813 | 7,440 | 1,604 | | | | |
| **AMERICAN CENTURY® INFLATION-ADJUSTED BOND FUND** | | | | | | | | | |
| (Funds were first received in this option during June 2009) | | | | | | | | | |
| Value at beginning of period | $13.46 | $12.68 | $11.28 | $10.75 | $10.20 | | | | |
| Value at end of period | $12.17 | $13.46 | $12.68 | $11.28 | $10.75 | | | | |
| Number of accumulation units outstanding at end of period | 12,914 | 33,093 | 18,128 | 13,725 | 8,279 | | | | |
| **ARIEL FUND** | | | | | | | | | |
| (Funds were first received in this option during November 2010) | | | | | | | | | |
| Value at beginning of period | $18.65 | $15.58 | $17.66 | $16.74 | | | | | |
| Value at end of period | $26.84 | $18.65 | $15.58 | $17.66 | | | | | |
| Number of accumulation units outstanding at end of period | 3,572 | 1,810 | 1,579 | 850 | | | | | |

# Condensed Financial Information (continued)

| | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 |
|---|---|---|---|---|---|---|---|---|---|
| **ARTISAN INTERNATIONAL FUND** | | | | | | | | | |
| (Funds were first received in this option during August 2008) | | | | | | | | | |
| Value at beginning of period | $9.79 | $7.85 | $8.51 | $8.07 | $5.80 | $8.94 | | | |
| Value at end of period | $12.20 | $9.79 | $7.85 | $8.51 | $8.07 | $5.80 | | | |
| Number of accumulation units outstanding at end of period | 14,330 | 5,528 | 4,979 | 4,307 | 3,790 | 3,808 | | | |
| **ASTON/FAIRPOINTE MID CAP FUND** | | | | | | | | | |
| (Funds were first received in this option during January 2011) | | | | | | | | | |
| Value at beginning of period | $12.68 | $10.94 | $11.85 | | | | | | |
| Value at end of period | $18.23 | $12.68 | $10.94 | | | | | | |
| Number of accumulation units outstanding at end of period | 3,574 | 603 | 1,591 | | | | | | |
| **BLACKROCK MID CAP VALUE OPPORTUNITIES FUND** | | | | | | | | | |
| (Funds were first received in this option during March 2010) | | | | | | | | | |
| Value at beginning of period | $17.64 | $15.66 | $15.83 | $13.86 | | | | | |
| Value at end of period | $23.39 | $17.64 | $15.66 | $15.83 | | | | | |
| Number of accumulation units outstanding at end of period | 5,640 | 4,025 | 3,988 | 1,891 | | | | | |
| **CALVERT VP SRI BALANCED PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during March 2005) | | | | | | | | | |
| Value at beginning of period | $15.45 | $14.05 | $13.50 | $12.11 | $9.71 | $14.21 | $13.90 | $12.84 | $12.09 |
| Value at end of period | $18.14 | $15.45 | $14.05 | $13.50 | $12.11 | $9.71 | $14.21 | $13.90 | $12.84 |
| Number of accumulation units outstanding at end of period | 15,915 | 21,225 | 16,810 | 12,450 | 13,253 | 11,277 | 6,215 | 13,936 | 15,497 |
| **COHEN & STEERS REALTY SHARES, INC.** | | | | | | | | | |
| (Funds were first received in this option during July 2012) | | | | | | | | | |
| Value at beginning of period | $10.94 | $10.75 | | | | | | | |
| Value at end of period | $11.22 | $10.94 | | | | | | | |
| Number of accumulation units outstanding at end of period | 2,416 | 1,253 | | | | | | | |
| **COLUMBIA DIVERSIFIED EQUITY INCOME FUND** | | | | | | | | | |
| (Funds were first received in this option during July 2008) | | | | | | | | | |
| Value at beginning of period | $9.82 | $8.59 | $9.09 | $7.86 | $6.20 | $8.84 | | | |
| Value at end of period | $12.79 | $9.82 | $8.59 | $9.09 | $7.86 | $6.20 | | | |
| Number of accumulation units outstanding at end of period | 17,041 | 17,106 | 6,788 | 31,277 | 8,607 | 1,352 | | | |
| **COLUMBIA MID CAP VALUE FUND (CLASS A)** | | | | | | | | | |
| (Funds were first received in this option during July 2008) | | | | | | | | | |
| Value at beginning of period | $10.86 | $9.37 | $9.83 | $8.04 | $6.11 | $8.96 | | | |
| Value at end of period | $14.60 | $10.86 | $9.37 | $9.83 | $8.04 | $6.11 | | | |
| Number of accumulation units outstanding at end of period | 4,708 | 3,310 | 2,029 | 865 | 343 | 239 | | | |
| **DELAWARE SMALL CAP VALUE FUND** | | | | | | | | | |
| (Funds were first received in this option during November 2013) | | | | | | | | | |
| Value at beginning of period | $11.57 | | | | | | | | |
| Value at end of period | $12.09 | | | | | | | | |
| Number of accumulation units outstanding at end of period | 2 | | | | | | | | |
| **EUROPACIFIC GROWTH FUND®** | | | | | | | | | |
| (Funds were first received in this option during October 2005) | | | | | | | | | |
| Value at beginning of period | $18.06 | $15.23 | $17.71 | $16.27 | $11.75 | $19.88 | $16.80 | $13.86 | $12.77 |
| Value at end of period | $21.60 | $18.06 | $15.23 | $17.71 | $16.27 | $11.75 | $19.88 | $16.80 | $13.86 |
| Number of accumulation units outstanding at end of period | 329,833 | 287,712 | 2,079,790 | 2,104,935 | 1,915,626 | 1,541,793 | 1,011,770 | 410,203 | 533 |
| **FIDELITY® VIP CONTRAFUND® PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during March 2005) | | | | | | | | | |
| Value at beginning of period | $24.39 | $21.06 | $21.71 | $18.61 | $13.78 | $24.10 | $20.60 | $18.53 | $15.91 |
| Value at end of period | $31.86 | $24.39 | $21.06 | $21.71 | $18.61 | $13.78 | $24.10 | $20.60 | $18.53 |
| Number of accumulation units outstanding at end of period | 714,618 | 716,659 | 2,604,172 | 2,415,531 | 2,280,121 | 2,189,447 | 1,753,796 | 1,082,527 | 691,573 |

| | 2005 | 2006 | 2007 | 2008 | 2009 | 2010 | 2011 | 2012 | 2013 |
|---|---|---|---|---|---|---|---|---|---|
| **FIDELITY® VIP EQUITY-INCOME PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during March 2005) | | | | | | | | | |
| Value at beginning of period | $13.03 | $14.01 | $16.76 | $16.93 | $9.66 | $12.52 | $14.34 | $14.41 | $16.82 |
| Value at end of period | $14.01 | $16.76 | $16.93 | $9.66 | $12.52 | $14.34 | $14.41 | $16.82 | $21.44 |
| Number of accumulation units outstanding at end of period | 783,937 | 682,997 | 1,241,963 | 1,444,799 | 1,418,008 | 1,303,760 | 1,262,993 | 222,004 | 188,464 |
| **FIDELITY® VIP GROWTH PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during March 2005) | | | | | | | | | |
| Value at beginning of period | $11.51 | $12.63 | $13.42 | $16.96 | $8.91 | $11.38 | $14.06 | $14.02 | $16.00 |
| Value at end of period | $12.63 | $13.42 | $16.96 | $8.91 | $11.38 | $14.06 | $14.02 | $16.00 | $21.70 |
| Number of accumulation units outstanding at end of period | 501,786 | 451,275 | 245,182 | 327,083 | 417,864 | 399,939 | 286,047 | 301,443 | 270,201 |
| **FIDELITY® VIP OVERSEAS PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during March 2005) | | | | | | | | | |
| Value at beginning of period | $11.43 | $13.83 | $16.25 | $18.96 | $10.60 | $13.35 | $15.02 | $12.38 | $14.88 |
| Value at end of period | $13.83 | $16.25 | $18.96 | $10.60 | $13.35 | $15.02 | $12.38 | $14.88 | $19.31 |
| Number of accumulation units outstanding at end of period | 89,333 | 56,984 | 45,025 | 50,712 | 43,425 | 40,790 | 28,173 | 36,681 | 29,106 |
| **FRANKLIN SMALL CAP VALUE SECURITIES FUND** | | | | | | | | | |
| (Funds were first received in this option during March 2005) | | | | | | | | | |
| Value at beginning of period | $15.00 | $16.34 | $19.01 | $18.47 | $12.31 | $15.82 | $20.18 | $19.33 | $22.77 |
| Value at end of period | $16.34 | $19.01 | $18.47 | $12.31 | $15.82 | $20.18 | $19.33 | $22.77 | $30.86 |
| Number of accumulation units outstanding at end of period | 18,025 | 155,795 | 637,501 | 808,893 | 835,057 | 834,708 | 772,940 | 35,540 | 37,985 |
| **FUNDAMENTAL INVESTORS[SM]** | | | | | | | | | |
| (Funds were first received in this option during August 2008) | | | | | | | | | |
| Value at beginning of period | | | | $9.08 | $6.13 | $8.13 | $9.22 | $9.00 | $10.49 |
| Value at end of period | | | | $6.13 | $8.13 | $9.22 | $9.00 | $10.49 | $13.72 |
| Number of accumulation units outstanding at end of period | | | | 4,779 | 20,641 | 69,725 | 89,862 | 194,592 | 218,834 |
| **ING AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during March 2005) | | | | | | | | | |
| Value at beginning of period | $13.07 | $14.19 | $16.30 | $15.75 | $11.51 | $15.54 | $18.86 | $18.17 | $21.04 |
| Value at end of period | $14.19 | $16.30 | $15.75 | $11.51 | $15.54 | $18.86 | $18.17 | $21.04 | $27.50 |
| Number of accumulation units outstanding at end of period | 8,193 | 18,387 | 13,680 | 27,666 | 143,705 | 305,813 | 331,086 | 51,609 | 54,606 |
| **ING BALANCED PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during March 2005) | | | | | | | | | |
| Value at beginning of period | $13.43 | $14.08 | $15.40 | $16.18 | $11.58 | $13.73 | $15.59 | $15.31 | $17.31 |
| Value at end of period | $14.08 | $15.40 | $16.18 | $11.58 | $13.73 | $15.59 | $15.31 | $17.31 | $20.11 |
| Number of accumulation units outstanding at end of period | 914,919 | 612,966 | 345,032 | 336,347 | 286,440 | 240,255 | 174,928 | 176,386 | 149,521 |
| **ING BARON GROWTH PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during March 2005) | | | | | | | | | |
| Value at beginning of period | $14.91 | $15.77 | $18.08 | $19.09 | $11.16 | $15.01 | $18.89 | $19.22 | $22.88 |
| Value at end of period | $15.77 | $18.08 | $19.09 | $11.16 | $15.01 | $18.89 | $19.22 | $22.88 | $31.61 |
| Number of accumulation units outstanding at end of period | 20,564 | 129,971 | 904,525 | 1,201,988 | 1,413,949 | 1,438,458 | 1,352,670 | 73,720 | 85,770 |
| **ING BLACKROCK HEALTH SCIENCES OPPORTUNITIES PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during May 2005) | | | | | | | | | |
| Value at beginning of period | $10.20 | $11.26 | $12.76 | $13.79 | $9.78 | $11.69 | $12.44 | $12.97 | $15.32 |
| Value at end of period | $11.26 | $12.76 | $13.79 | $9.78 | $11.69 | $12.44 | $12.97 | $15.32 | $22.01 |
| Number of accumulation units outstanding at end of period | 110 | 7,874 | 10,028 | 19,677 | 32,694 | 36,286 | 47,396 | 13,764 | 15,019 |
| **ING BLACKROCK LARGE CAP GROWTH PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during April 2007) | | | | | | | | | |
| Value at beginning of period | | | $10.69 | $10.48 | $6.37 | $8.28 | $9.35 | $9.19 | $10.49 |
| Value at end of period | | | $10.48 | $6.37 | $8.28 | $9.35 | $9.19 | $10.49 | $13.93 |
| Number of accumulation units outstanding at end of period | | | 149,130 | 173,932 | 171,738 | 155,366 | 106,562 | 128,949 | 107,723 |

| | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 |
|---|---|---|---|---|---|---|---|---|---|
| **ING CLARION GLOBAL REAL ESTATE PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during September 2008) | | | | | | | | | |
| Value at beginning of period | $12.25 | $9.77 | $10.35 | $8.94 | $6.72 | $9.75 | | | |
| Value at end of period | $12.67 | $12.25 | $9.77 | $10.35 | $8.94 | $6.72 | | | |
| Number of accumulation units outstanding at end of period | 80,116 | 79,906 | 1,017,737 | 935,985 | 796,150 | 628,609 | | | |
| **ING CLARION REAL ESTATE PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during July 2006) | | | | | | | | | |
| Value at beginning of period | $13.35 | $11.61 | $10.66 | $8.37 | $6.19 | $10.12 | $12.36 | $10.48 | |
| Value at end of period | $13.55 | $13.35 | $11.61 | $10.66 | $8.37 | $6.19 | $10.12 | $12.36 | |
| Number of accumulation units outstanding at end of period | 86,076 | 70,650 | 964,529 | 908,569 | 739,250 | 808,288 | 653,933 | 183,195 | |
| **ING COLUMBIA CONTRARIAN CORE PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during March 2005) | | | | | | | | | |
| Value at beginning of period | $20.58 | $18.42 | $19.42 | $17.42 | $13.30 | $22.00 | $21.23 | $18.74 | $17.45 |
| Value at end of period | $27.59 | $20.58 | $18.42 | $19.42 | $17.42 | $13.30 | $22.00 | $21.23 | $18.74 |
| Number of accumulation units outstanding at end of period | 12,755 | 10,221 | 47,340 | 67,444 | 71,562 | 39,317 | 21,209 | 13,729 | 2,873 |
| **ING COLUMBIA SMALL CAP VALUE II PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during February 2007) | | | | | | | | | |
| Value at beginning of period | $11.57 | $10.18 | $10.52 | $8.44 | $6.80 | $10.36 | $10.41 | | |
| Value at end of period | $16.11 | $11.57 | $10.18 | $10.52 | $8.44 | $6.80 | $10.36 | | |
| Number of accumulation units outstanding at end of period | 13,998 | 12,229 | 8,990 | 7,378 | 4,507 | 1,238 | 14 | | |
| **ING FMR℠ DIVERSIFIED MID CAP PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during May 2005) | | | | | | | | | |
| Value at beginning of period | $16.32 | $14.31 | $16.15 | $12.64 | $9.13 | $15.07 | $13.23 | $11.88 | $9.90 |
| Value at end of period | $22.08 | $16.32 | $14.31 | $16.15 | $12.64 | $9.13 | $15.07 | $13.23 | $11.88 |
| Number of accumulation units outstanding at end of period | 90,885 | 83,967 | 1,201,032 | 769,394 | 619,870 | 295,965 | 94,324 | 47,840 | 18,065 |
| **ING GLOBAL BOND PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during April 2005) | | | | | | | | | |
| Value at beginning of period | $15.46 | $14.39 | $13.95 | $12.10 | $10.00 | $11.90 | $10.99 | $10.19 | $10.01 |
| Value at end of period | $14.76 | $15.46 | $14.39 | $13.95 | $12.10 | $10.00 | $11.90 | $10.99 | $10.19 |
| Number of accumulation units outstanding at end of period | 138,645 | 149,121 | 658,923 | 714,560 | 579,987 | 538,205 | 391,046 | 240,769 | 250,314 |
| **ING GLOBAL RESOURCES PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during January 2007) | | | | | | | | | |
| Value at beginning of period | $11.53 | $11.93 | $13.20 | $10.90 | $7.97 | $13.58 | $9.69 | | |
| Value at end of period | $13.04 | $11.53 | $11.93 | $13.20 | $10.90 | $7.97 | $13.58 | | |
| Number of accumulation units outstanding at end of period | 83,563 | 98,956 | 63,883 | 103,520 | 94,742 | 91,789 | 76,523 | | |
| **ING GNMA INCOME FUND** | | | | | | | | | |
| (Funds were first received in this option during August 2010) | | | | | | | | | |
| Value at beginning of period | $16.73 | $16.34 | $15.29 | $15.33 | | | | | |
| Value at end of period | $16.34 | $16.73 | $16.34 | $15.29 | | | | | |
| Number of accumulation units outstanding at end of period | 661 | 1,897 | 2,721 | 1,697 | | | | | |
| **ING GROWTH AND INCOME PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during March 2005) | | | | | | | | | |
| Value at beginning of period | $11.53 | $11.93 | $10.80 | $9.51 | $7.34 | $11.82 | $11.06 | $9.74 | $8.89 |
| Value at end of period | $13.04 | $12.34 | $10.72 | $10.80 | $9.51 | $7.34 | $11.82 | $11.06 | $9.74 |
| Number of accumulation units outstanding at end of period | 83,563 | 839,210 | 847,975 | 1,160,834 | 975,697 | 1,222,363 | 1,124,594 | 1,720,872 | 1,787,621 |
| **ING INDEX PLUS LARGECAP PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during March 2005) | | | | | | | | | |
| Value at beginning of period | $15.25 | $13.39 | $13.47 | $11.88 | $9.69 | $15.51 | $14.85 | $13.02 | $12.23 |
| Value at end of period | $20.17 | $15.25 | $13.39 | $13.47 | $11.88 | $9.69 | $15.51 | $14.85 | $13.02 |
| Number of accumulation units outstanding at end of period | 258,044 | 250,124 | 450,565 | 573,609 | 572,860 | 594,639 | 350,930 | 342,528 | 208,675 |

# Condensed Financial Information (continued)

| | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 |
|---|---|---|---|---|---|---|---|---|---|
| **ING INDEX PLUS MIDCAP PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during March 2005) | | | | | | | | | |
| Value at beginning of period | $28.42 | $24.27 | $24.67 | $20.34 | $15.52 | $24.98 | $23.80 | $21.85 | $19.54 |
| Value at end of period | $38.05 | $28.42 | $24.27 | $24.67 | $20.34 | $15.52 | $24.98 | $23.80 | $21.85 |
| Number of accumulation units outstanding at end of period | 98,915 | 108,294 | 393,949 | 406,845 | 416,193 | 452,410 | 477,321 | 432,043 | 424,025 |
| **ING INDEX PLUS SMALLCAP PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during March 2005) | | | | | | | | | |
| Value at beginning of period | $19.38 | $17.33 | $17.55 | $14.36 | $11.56 | $17.49 | $18.74 | $16.55 | $15.15 |
| Value at end of period | $27.52 | $19.38 | $17.33 | $17.55 | $14.36 | $11.56 | $17.49 | $18.74 | $16.55 |
| Number of accumulation units outstanding at end of period | 56,030 | 63,279 | 322,594 | 355,597 | 348,307 | 399,729 | 341,597 | 387,810 | 275,806 |
| **ING INDEX SOLUTION 2055 PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during May 2013) | | | | | | | | | |
| Value at beginning of period | $14.33 | | | | | | | | |
| Value at end of period | $15.68 | | | | | | | | |
| Number of accumulation units outstanding at end of period | 3 | | | | | | | | |
| **ING INTERMEDIATE BOND PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during March 2005) | | | | | | | | | |
| Value at beginning of period | $21.34 | $19.60 | $18.32 | $16.76 | $15.10 | $16.58 | $15.72 | $15.18 | $14.73 |
| Value at end of period | $21.20 | $21.34 | $19.60 | $18.32 | $16.76 | $15.10 | $16.58 | $15.72 | $15.18 |
| Number of accumulation units outstanding at end of period | 263,194 | 303,039 | 533,775 | 539,402 | 505,538 | 463,234 | 389,230 | 299,042 | 209,026 |
| **ING INTERNATIONAL INDEX PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during January 2009) | | | | | | | | | |
| Value at beginning of period | $8.38 | $7.09 | $8.12 | $7.57 | $5.97 | | | | |
| Value at end of period | $10.13 | $8.38 | $7.09 | $8.12 | $7.57 | | | | |
| Number of accumulation units outstanding at end of period | 27,712 | 23,444 | 81,043 | 88,067 | 78,707 | | | | |
| **ING INTERNATIONAL VALUE PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during March 2005) | | | | | | | | | |
| Value at beginning of period | $14.22 | $11.99 | $14.17 | $13.89 | $10.98 | $19.27 | $17.08 | $13.26 | $11.95 |
| Value at end of period | $17.15 | $14.22 | $11.99 | $14.17 | $13.89 | $10.98 | $19.27 | $17.08 | $13.26 |
| Number of accumulation units outstanding at end of period | 53,898 | 55,390 | 114,563 | 150,702 | 202,993 | 296,268 | 360,257 | 72,092 | 17,285 |
| **ING INVESCO COMSTOCK PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during March 2005) | | | | | | | | | |
| Value at beginning of period | $15.38 | $13.03 | $13.37 | $11.67 | $9.13 | $14.44 | $14.85 | $12.88 | $12.28 |
| Value at end of period | $20.66 | $15.38 | $13.03 | $13.37 | $11.67 | $9.13 | $14.44 | $14.85 | $12.88 |
| Number of accumulation units outstanding at end of period | 37,593 | 37,617 | 87,185 | 128,060 | 123,761 | 144,880 | 138,953 | 152,560 | 8,058 |
| **ING INVESCO EQUITY AND INCOME PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during April 2005) | | | | | | | | | |
| Value at beginning of period | $14.80 | $13.19 | $13.40 | $11.99 | $9.82 | $12.89 | $12.50 | $11.15 | $10.36 |
| Value at end of period | $18.41 | $14.80 | $13.19 | $13.40 | $11.99 | $9.82 | $12.89 | $12.50 | $11.15 |
| Number of accumulation units outstanding at end of period | 271,903 | 280,556 | 317,644 | 610,511 | 580,703 | 633,250 | 581,824 | 534,406 | 842,927 |
| **ING INVESCO GROWTH AND INCOME PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during August 2005) | | | | | | | | | |
| Value at beginning of period | $13.51 | $11.85 | $12.17 | $10.87 | $8.82 | $13.08 | $12.81 | $11.10 | $10.74 |
| Value at end of period | $17.99 | $13.51 | $11.85 | $12.17 | $10.87 | $8.82 | $13.08 | $12.81 | $11.10 |
| Number of accumulation units outstanding at end of period | 79,567 | 56,479 | 364,092 | 402,373 | 377,644 | 327,917 | 293,847 | 79,372 | 1,680 |
| **ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during May 2005) | | | | | | | | | |
| Value at beginning of period | $23.95 | $20.21 | $24.85 | $20.76 | $12.16 | $25.08 | $18.20 | $13.47 | $9.90 |
| Value at end of period | $22.46 | $23.95 | $20.21 | $24.85 | $20.76 | $12.16 | $25.08 | $18.20 | $13.47 |
| Number of accumulation units outstanding at end of period | 14,449 | 20,624 | 11,049 | 25,791 | 26,525 | 14,500 | 11,763 | 6,592 | 4,930 |

**Condensed Financial Information (continued)**

| | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 |
|---|---|---|---|---|---|---|---|---|---|
| **ING JPMORGAN MID CAP VALUE PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during March 2005) | | | | | | | | | |
| Value at beginning of period | $22.48 | $18.83 | $18.58 | $15.19 | $12.15 | $18.24 | $17.91 | $15.45 | $14.44 |
| Value at end of period | $29.43 | $22.48 | $18.83 | $18.58 | $15.19 | $12.15 | $18.24 | $17.91 | $15.45 |
| Number of accumulation units outstanding at end of period | 71,918 | 64,300 | 45,069 | 42,985 | 41,638 | 34,298 | 22,178 | 41,969 | 14,965 |
| **ING JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during November 2005) | | | | | | | | | |
| Value at beginning of period | $16.64 | $14.09 | $14.35 | $11.38 | $8.98 | $12.89 | $13.17 | $11.35 | $11.21 |
| Value at end of period | $23.00 | $16.64 | $14.09 | $14.35 | $11.38 | $8.98 | $12.89 | $13.17 | $11.35 |
| Number of accumulation units outstanding at end of period | 14,686 | 10,479 | 246,550 | 130,890 | 82,444 | 65,526 | 34,384 | 7,333 | 1 |
| **ING LARGE CAP GROWTH PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during January 2011) | | | | | | | | | |
| Value at beginning of period | $12.20 | $10.38 | $10.33 | | | | | | |
| Value at end of period | $15.90 | $12.20 | $10.38 | | | | | | |
| Number of accumulation units outstanding at end of period | 385,660 | 301,417 | 1,529,431 | | | | | | |
| **ING LARGE CAP VALUE PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during July 2007) | | | | | | | | | |
| Value at beginning of period | $10.04 | $8.80 | $8.54 | $7.19 | $6.42 | $9.23 | $9.43 | | |
| Value at end of period | $13.08 | $10.04 | $8.80 | $8.54 | $7.19 | $6.42 | $9.23 | | |
| Number of accumulation units outstanding at end of period | 414,433 | 344,087 | 1,000,518 | 1,059,936 | 1,345,805 | 1,238,565 | 751,731 | | |
| **ING MARSICO GROWTH PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during April 2008) | | | | | | | | | |
| Value at beginning of period | $11.18 | $9.96 | $10.15 | $8.49 | $6.60 | $10.23 | | | |
| Value at end of period | $15.12 | $11.18 | $9.96 | $10.15 | $8.49 | $6.60 | | | |
| Number of accumulation units outstanding at end of period | 3,534 | 14,605 | 85,558 | 83,740 | 85,584 | 95,443 | | | |
| **ING MFS TOTAL RETURN PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during March 2005) | | | | | | | | | |
| Value at beginning of period | $17.38 | $15.71 | $15.54 | $14.22 | $12.12 | $15.69 | $15.16 | $13.61 | $13.13 |
| Value at end of period | $20.52 | $17.38 | $15.71 | $15.54 | $14.22 | $12.12 | $15.69 | $15.16 | $13.61 |
| Number of accumulation units outstanding at end of period | 28,997 | 26,726 | 24,763 | 30,649 | 28,593 | 32,506 | 22,187 | 95,124 | 19,366 |
| **ING MFS UTILITIES PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during May 2005) | | | | | | | | | |
| Value at beginning of period | $20.91 | $18.55 | $17.52 | $15.49 | $11.72 | $18.92 | $14.92 | $11.47 | $9.95 |
| Value at end of period | $25.00 | $20.91 | $18.55 | $17.52 | $15.49 | $11.72 | $18.92 | $14.92 | $11.47 |
| Number of accumulation units outstanding at end of period | 26,527 | 21,178 | 350,850 | 278,031 | 267,963 | 236,809 | 172,393 | 16,461 | 302 |
| **ING MIDCAP OPPORTUNITIES PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during March 2005) | | | | | | | | | |
| Value at beginning of period | $19.81 | $17.44 | $17.61 | $13.58 | $9.65 | $15.55 | $12.43 | $11.59 | $10.34 |
| Value at end of period | $26.02 | $19.81 | $17.44 | $17.61 | $13.58 | $9.65 | $15.55 | $12.43 | $11.59 |
| Number of accumulation units outstanding at end of period | 89,008 | 47,326 | 28,460 | 13,627 | 10,928 | 5,469 | 2,496 | 4,433 | 3,312 |
| **ING MONEY MARKET PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during March 2005) | | | | | | | | | |
| Value at beginning of period | $13.70 | $13.76 | $13.83 | $13.86 | $13.89 | $13.60 | $12.99 | $12.45 | $12.20 |
| Value at end of period | $13.63 | $13.70 | $13.76 | $13.83 | $13.86 | $13.89 | $13.60 | $12.99 | $12.45 |
| Number of accumulation units outstanding at end of period | 502,402 | 473,852 | 1,809,847 | 1,468,184 | 1,424,386 | 1,857,131 | 1,202,284 | 214,602 | 61,613 |
| **ING MULTI-MANAGER LARGE CAP CORE PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during October 2006) | | | | | | | | | |
| Value at beginning of period | $11.10 | $10.10 | $10.60 | $9.17 | $7.41 | $11.37 | $10.85 | $10.30 | |
| Value at end of period | $14.43 | $11.10 | $10.10 | $10.60 | $9.17 | $7.41 | $11.37 | $10.85 | |
| Number of accumulation units outstanding at end of period | 27,641 | 21,357 | 87,391 | 103,764 | 98,512 | 119,890 | 98,451 | 49,010 | |

| | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 |
|---|---|---|---|---|---|---|---|---|---|
| **ING OPPENHEIMER GLOBAL PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during April 2005) | | | | | | | | | |
| Value at beginning of period | $16.04 | $13.25 | $14.49 | $12.55 | $9.04 | $15.22 | $14.35 | $12.22 | $10.45 |
| Value at end of period | $20.29 | $16.04 | $13.25 | $14.49 | $12.55 | $9.04 | $15.22 | $14.35 | $12.22 |
| Number of accumulation units outstanding at end of period | 624,600 | 686,651 | 1,292,209 | 1,354,724 | 1,325,428 | 1,281,594 | 1,353,299 | 1,129,666 | 1,449,964 |
| **ING PIMCO HIGH YIELD PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during August 2005) | | | | | | | | | |
| Value at beginning of period | $17.95 | $15.82 | $15.23 | $13.39 | $9.01 | $11.69 | $11.42 | $16.41 | $10.42 |
| Value at end of period | $18.86 | $17.95 | $15.82 | $15.23 | $13.39 | $9.01 | $11.69 | $11.42 | $10.54 |
| Number of accumulation units outstanding at end of period | 58,211 | 44,498 | 324,318 | 274,897 | 113,811 | 87,761 | 59,052 | 17,763 | 995 |
| **ING PIMCO TOTAL RETURN PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during March 2005) | | | | | | | | | |
| Value at beginning of period | $17.40 | $16.21 | $15.78 | $14.74 | $13.15 | $13.25 | $12.17 | $11.76 | $11.47 |
| Value at end of period | $16.99 | $17.40 | $16.21 | $15.78 | $14.74 | $13.15 | $13.25 | $12.17 | $11.76 |
| Number of accumulation units outstanding at end of period | 265,754 | 297,996 | 216,029 | 186,036 | 112,064 | 68,749 | 21,356 | 88,336 | 29,607 |
| **ING PIONEER HIGH YIELD PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during September 2006) | | | | | | | | | |
| Value at beginning of period | $17.73 | $15.34 | $15.53 | $13.11 | $7.89 | $11.23 | $10.63 | $10.15 | |
| Value at end of period | $19.82 | $17.73 | $15.34 | $15.53 | $13.11 | $7.89 | $11.23 | $10.63 | |
| Number of accumulation units outstanding at end of period | 16,848 | 15,467 | 256,411 | 217,323 | 198,272 | 154,035 | 136,420 | 17,939 | |
| **ING RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during July 2009) | | | | | | | | | |
| Value at beginning of period | $16.70 | $14.66 | $14.14 | $12.60 | $10.71 | | | | |
| Value at end of period | $21.94 | $16.70 | $14.66 | $14.14 | $12.60 | | | | |
| Number of accumulation units outstanding at end of period | 6,019 | 4,270 | 1,230 | 5,942 | 811 | | | | |
| **ING RUSSELL™ LARGE CAP INDEX PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during July 2008) | | | | | | | | | |
| Value at beginning of period | $10.74 | $9.34 | $9.15 | $8.20 | $6.66 | $9.02 | | | |
| Value at end of period | $14.11 | $10.74 | $9.34 | $9.15 | $8.20 | $6.66 | | | |
| Number of accumulation units outstanding at end of period | 16,696 | 19,580 | 180,713 | 169,976 | 142,094 | 1,423 | | | |
| **ING RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during July 2009) | | | | | | | | | |
| Value at beginning of period | $15.17 | $13.15 | $13.14 | $11.89 | $10.07 | | | | |
| Value at end of period | $19.85 | $15.17 | $13.15 | $13.14 | $11.89 | | | | |
| Number of accumulation units outstanding at end of period | 5,166 | 4,811 | 28,935 | 22,733 | 28,787 | | | | |
| **ING RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during August 2009) | | | | | | | | | |
| Value at beginning of period | $18.04 | $15.70 | $16.13 | $12.88 | $11.42 | | | | |
| Value at end of period | $24.21 | $18.04 | $15.70 | $16.13 | $12.88 | | | | |
| Number of accumulation units outstanding at end of period | 3,481 | 2,939 | 73,702 | 50,451 | 40,684 | | | | |
| **ING RUSSELL™ MID CAP INDEX PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during August 2008) | | | | | | | | | |
| Value at beginning of period | $11.74 | $10.08 | $10.32 | $8.29 | $5.94 | $9.31 | | | |
| Value at end of period | $15.68 | $11.74 | $10.08 | $10.32 | $8.29 | $5.94 | | | |
| Number of accumulation units outstanding at end of period | 18,552 | 9,043 | 43,125 | 5,757 | 1,726 | 554 | | | |
| **ING RUSSELL™ SMALL CAP INDEX PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during August 2008) | | | | | | | | | |
| Value at beginning of period | $12.21 | $10.58 | $11.06 | $8.79 | $6.98 | $10.10 | | | |
| Value at end of period | $16.86 | $12.21 | $10.58 | $11.06 | $8.79 | $6.98 | | | |
| Number of accumulation units outstanding at end of period | 8,266 | 6,391 | 28,413 | 6,556 | 1,543 | 787 | | | |

**Condensed Financial Information (continued)**

| | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 |
|---|---|---|---|---|---|---|---|---|---|
| **ING SMALLCAP OPPORTUNITIES PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during March 2005) | | | | | | | | | |
| Value at beginning of period | $13.05 | $11.39 | $11.35 | $8.62 | $6.61 | $10.14 | $9.26 | $8.27 | $7.22 |
| Value at end of period | $18.06 | $13.05 | $11.39 | $11.35 | $8.62 | $6.61 | $10.14 | $9.26 | $8.27 |
| Number of accumulation units outstanding at end of period | 18,995 | 14,193 | 26,828 | 29,842 | 23,989 | 3,213 | 2,181 | 1,809 | 3,421 |
| **ING SMALL COMPANY PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during March 2005) | | | | | | | | | |
| Value at beginning of period | $25.36 | $22.26 | $22.94 | $18.54 | $14.60 | $21.29 | $20.20 | $17.38 | $15.24 |
| Value at end of period | $34.76 | $25.36 | $22.26 | $22.94 | $18.54 | $14.60 | $21.29 | $20.20 | $17.38 |
| Number of accumulation units outstanding at end of period | 118,181 | 113,516 | 106,197 | 136,325 | 134,627 | 136,964 | 99,236 | 91,467 | 233,878 |
| **ING SOLUTION 2015 PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during May 2005) | | | | | | | | | |
| Value at beginning of period | $13.23 | $11.93 | $12.07 | $10.91 | $8.96 | $12.31 | $11.83 | $10.73 | $10.13 |
| Value at end of period | $14.36 | $13.23 | $11.93 | $12.07 | $10.91 | $8.96 | $12.31 | $11.83 | $10.73 |
| Number of accumulation units outstanding at end of period | 278,523 | 271,170 | 312,384 | 374,090 | 330,622 | 231,754 | 151,358 | 44,452 | 452 |
| **ING SOLUTION 2025 PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during July 2005) | | | | | | | | | |
| Value at beginning of period | $12.98 | $11.50 | $11.92 | $10.53 | $8.41 | $12.79 | $12.28 | $10.96 | $10.43 |
| Value at end of period | $15.02 | $12.98 | $11.50 | $11.92 | $10.53 | $8.41 | $12.79 | $12.28 | $10.96 |
| Number of accumulation units outstanding at end of period | 430,915 | 380,122 | 312,879 | 350,851 | 305,840 | 205,308 | 86,634 | 25,973 | 685 |
| **ING SOLUTION 2035 PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during September 2005) | | | | | | | | | |
| Value at beginning of period | $13.12 | $11.46 | $12.07 | $10.59 | $8.29 | $13.23 | $12.63 | $11.12 | $10.88 |
| Value at end of period | $15.72 | $13.12 | $11.46 | $12.07 | $10.59 | $8.29 | $13.23 | $12.63 | $11.12 |
| Number of accumulation units outstanding at end of period | 358,954 | 302,791 | 329,333 | 401,710 | 351,861 | 228,490 | 81,083 | 31,164 | 149 |
| **ING SOLUTION 2045 PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during November 2005) | | | | | | | | | |
| Value at beginning of period | $13.12 | $11.42 | $12.09 | $10.56 | $8.17 | $13.66 | $12.97 | $11.33 | $11.07 |
| Value at end of period | $16.11 | $13.12 | $11.42 | $12.09 | $10.56 | $8.17 | $13.66 | $12.97 | $11.33 |
| Number of accumulation units outstanding at end of period | 284,337 | 248,822 | 262,725 | 281,483 | 231,366 | 149,503 | 44,478 | 15,263 | 0 |
| **ING SOLUTION 2055 PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during July 2010) | | | | | | | | | |
| Value at beginning of period | $12.56 | $10.93 | $11.58 | $10.03 | | | | | |
| Value at end of period | $15.44 | $12.56 | $10.93 | $11.58 | | | | | |
| Number of accumulation units outstanding at end of period | 40,404 | 26,979 | 13,763 | 3,216 | | | | | |
| **ING SOLUTION BALANCED PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during October 2009) | | | | | | | | | |
| Value at beginning of period | $10.59 | $9.36 | $9.64 | $8.59 | $8.51 | | | | |
| Value at end of period | $12.18 | $10.59 | $9.36 | $9.64 | $8.59 | | | | |
| Number of accumulation units outstanding at end of period | 8,968 | 251 | 179 | 139 | 88 | | | | |
| **ING SOLUTION INCOME PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during August 2005) | | | | | | | | | |
| Value at beginning of period | $13.32 | $12.20 | $12.21 | $11.20 | $9.60 | $11.58 | $11.06 | $10.36 | $10.23 |
| Value at end of period | $14.18 | $13.32 | $12.20 | $12.21 | $11.20 | $9.60 | $11.58 | $11.06 | $10.36 |
| Number of accumulation units outstanding at end of period | 17,676 | 18,337 | 136,479 | 33,291 | 39,728 | 53,963 | 72,216 | 45,576 | 235 |
| **ING SOLUTION MODERATELY CONSERVATIVE PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during October 2008) | | | | | | | | | |
| Value at beginning of period | $11.19 | $10.04 | $10.16 | $9.19 | $7.67 | $8.05 | | | |
| Value at end of period | $12.20 | $11.19 | $10.04 | $10.16 | $9.19 | $7.67 | | | |
| Number of accumulation units outstanding at end of period | 860 | 11,887 | 10,590 | 8,582 | 6,410 | 428 | | | |

CFI 92

**Condensed Financial Information (continued)**

| | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 |
|---|---|---|---|---|---|---|---|---|---|
| **ING STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during March 2005) | | | | | | | | | |
| Value at beginning of period | $16.81 | $15.04 | $14.85 | $13.44 | $11.46 | $15.07 | $14.31 | $13.28 | $12.72 |
| Value at end of period | $18.75 | $16.81 | $15.04 | $14.85 | $13.44 | $11.46 | $15.07 | $14.31 | $13.28 |
| Number of accumulation units outstanding at end of period | 107,889 | 110,526 | 119,694 | 142,907 | 70,546 | 36,749 | 16,058 | 13,310 | 7,966 |
| **ING STRATEGIC ALLOCATION GROWTH PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during March 2005) | | | | | | | | | |
| Value at beginning of period | $14.14 | $12.36 | $12.80 | $11.37 | $9.13 | $14.35 | $13.73 | $12.19 | $11.39 |
| Value at end of period | $17.22 | $14.14 | $12.36 | $12.80 | $11.37 | $9.13 | $14.35 | $13.73 | $12.19 |
| Number of accumulation units outstanding at end of period | 437,506 | 391,045 | 382,662 | 349,911 | 232,238 | 129,715 | 52,777 | 38,454 | 59,029 |
| **ING STRATEGIC ALLOCATION MODERATE PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during March 2005) | | | | | | | | | |
| Value at beginning of period | $15.18 | $13.43 | $13.57 | $12.17 | $10.04 | $14.52 | $13.83 | $12.50 | $11.86 |
| Value at end of period | $17.61 | $15.18 | $13.43 | $13.57 | $12.17 | $10.04 | $14.52 | $13.83 | $12.50 |
| Number of accumulation units outstanding at end of period | 329,306 | 326,317 | 420,768 | 344,429 | 205,320 | 156,719 | 161,701 | 94,487 | 43,717 |
| **ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during August 2005) | | | | | | | | | |
| Value at beginning of period | $16.47 | $14.46 | $14.13 | $12.45 | $9.39 | $13.02 | $12.53 | $10.99 | $10.69 |
| Value at end of period | $20.03 | $16.47 | $14.46 | $14.13 | $12.45 | $9.39 | $13.02 | $12.53 | $10.99 |
| Number of accumulation units outstanding at end of period | 416,158 | 312,198 | 6,259,063 | 5,529,761 | 4,344,384 | 3,156,636 | 1,934,744 | 39,912 | 11,277 |
| **ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during April 2005) | | | | | | | | | |
| Value at beginning of period | $16.48 | $14.27 | $14.89 | $11.64 | $7.99 | $14.13 | $12.52 | $11.54 | $10.27 |
| Value at end of period | $22.17 | $16.48 | $14.27 | $14.89 | $11.64 | $7.99 | $14.13 | $12.52 | $11.54 |
| Number of accumulation units outstanding at end of period | 361,854 | 395,187 | 566,674 | 645,353 | 645,673 | 574,121 | 424,163 | 565,761 | 736,534 |
| **ING T. ROWE PRICE EQUITY INCOME PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during March 2005) | | | | | | | | | |
| Value at beginning of period | $19.55 | $16.77 | $17.00 | $14.87 | $11.95 | $18.68 | $18.22 | $15.37 | $14.73 |
| Value at end of period | $25.24 | $19.55 | $16.77 | $17.00 | $14.87 | $11.95 | $18.68 | $18.22 | $15.37 |
| Number of accumulation units outstanding at end of period | 115,995 | 81,117 | 487,376 | 494,774 | 338,443 | 211,118 | 150,263 | 61,343 | 13,131 |
| **ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during March 2005) | | | | | | | | | |
| Value at beginning of period | $19.62 | $16.58 | $16.84 | $14.49 | $10.18 | $17.71 | $16.20 | $14.37 | $12.98 |
| Value at end of period | $27.18 | $19.62 | $16.58 | $16.84 | $14.49 | $10.18 | $17.71 | $16.20 | $14.37 |
| Number of accumulation units outstanding at end of period | 283,309 | 278,727 | 526,758 | 535,381 | 388,270 | 316,429 | 250,855 | 424,529 | 281,754 |
| **ING T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during January 2006) | | | | | | | | | |
| Value at beginning of period | $14.84 | $12.56 | $14.40 | $12.72 | $9.29 | $18.50 | $15.42 | $13.13 | |
| Value at end of period | $16.89 | $14.84 | $12.56 | $14.40 | $12.72 | $9.29 | $18.50 | $15.42 | |
| Number of accumulation units outstanding at end of period | 16,930 | 15,418 | 43,233 | 37,236 | 55,916 | 62,280 | 53,994 | 27,546 | |
| **ING TEMPLETON FOREIGN EQUITY PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during April 2008) | | | | | | | | | |
| Value at beginning of period | $9.32 | $7.88 | $9.00 | $8.31 | $6.32 | $10.20 | | | |
| Value at end of period | $11.16 | $9.32 | $7.88 | $9.00 | $8.31 | $6.32 | | | |
| Number of accumulation units outstanding at end of period | 161,166 | 147,371 | 217,250 | 229,590 | 237,632 | 245,017 | | | |
| **ING TEMPLETON GLOBAL GROWTH PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during September 2006) | | | | | | | | | |
| Value at beginning of period | $10.90 | $9.00 | $9.59 | $8.95 | $6.80 | $11.33 | $11.11 | $10.16 | |
| Value at end of period | $14.17 | $10.90 | $9.00 | $9.59 | $8.95 | $6.80 | $11.33 | $11.11 | |
| Number of accumulation units outstanding at end of period | 5,601 | 4,395 | 3,193 | 5,759 | 4,489 | 2,819 | 2,211 | 80 | |

| | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 |
|---|---|---|---|---|---|---|---|---|---|
| **ING U.S. BOND INDEX PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during January 2009) | | | | | | | | | |
| Value at beginning of period | $12.55 | $12.15 | $11.39 | $10.78 | $10.29 | | | | |
| Value at end of period | $12.17 | $12.55 | $12.15 | $11.39 | $10.78 | | | | |
| Number of accumulation units outstanding at end of period | 8,722 | 10,124 | 14,403 | 8,068 | 2,626 | | | | |
| **INVESCO MID CAP CORE EQUITY FUND** | | | | | | | | | |
| (Funds were first received in this option during March 2010) | | | | | | | | | |
| Value at beginning of period | $14.14 | $12.87 | $13.80 | $12.74 | | | | | |
| Value at end of period | $18.17 | $14.14 | $12.87 | $13.80 | | | | | |
| Number of accumulation units outstanding at end of period | 217 | 153 | 353 | 236 | | | | | |
| **INVESCO V.I. AMERICAN FRANCHISE FUND** | | | | | | | | | |
| (Funds were first received in this option during April 2012) | | | | | | | | | |
| Value at beginning of period | $36.14 | $37.19 | | | | | | | |
| Value at end of period | $50.39 | $36.14 | | | | | | | |
| Number of accumulation units outstanding at end of period | 6,097 | 5,931 | | | | | | | |
| **INVESCO V.I. CORE EQUITY FUND** | | | | | | | | | |
| (Funds were first received in this option during March 2005) | | | | | | | | | |
| Value at beginning of period | $12.37 | $10.91 | $10.97 | $10.07 | $7.89 | $11.35 | $10.55 | $9.08 | $8.58 |
| Value at end of period | $15.90 | $12.37 | $10.91 | $10.97 | $10.07 | $7.89 | $11.35 | $10.55 | $9.08 |
| Number of accumulation units outstanding at end of period | 31,722 | 32,624 | 23,759 | 33,378 | 36,216 | 34,384 | 19,827 | 19,517 | 9,720 |
| **JANUS ASPEN BALANCED PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during March 2005) | | | | | | | | | |
| Value at beginning of period | $27.73 | $24.53 | $24.26 | $22.49 | $17.96 | $21.44 | $19.50 | $17.70 | $16.19 |
| Value at end of period | $33.16 | $27.73 | $24.53 | $24.26 | $22.49 | $17.96 | $21.44 | $19.50 | $17.70 |
| Number of accumulation units outstanding at end of period | 132 | 202 | 191 | 196 | 186 | 160 | 140 | 25 | 89 |
| **JANUS ASPEN ENTERPRISE PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during March 2005) | | | | | | | | | |
| Value at beginning of period | $23.62 | $20.24 | $20.64 | $16.48 | $11.44 | $20.42 | $16.82 | $14.88 | $12.95 |
| Value at end of period | $31.12 | $23.62 | $20.24 | $20.64 | $16.48 | $11.44 | $20.42 | $16.82 | $14.88 |
| Number of accumulation units outstanding at end of period | 124 | 214 | 201 | 204 | 192 | 168 | 152 | 138 | 116 |
| **JANUS ASPEN FLEXIBLE BOND PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during October 2006) | | | | | | | | | |
| Value at beginning of period | $24.05 | $22.31 | $21.01 | $19.55 | $17.36 | $16.45 | $15.45 | $15.29 | |
| Value at end of period | $23.90 | $24.05 | $22.31 | $21.01 | $19.55 | $17.36 | $16.45 | $15.45 | |
| Number of accumulation units outstanding at end of period | 21 | 21 | 21 | 21 | 21 | 22 | 21 | 25 | |
| **JANUS ASPEN GLOBAL RESEARCH PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during March 2005) | | | | | | | | | |
| Value at beginning of period | $13.98 | $11.70 | $13.63 | $11.83 | $8.63 | $15.68 | $14.38 | $12.22 | $11.48 |
| Value at end of period | $17.87 | $13.98 | $11.70 | $13.63 | $11.83 | $8.63 | $15.68 | $14.38 | $12.22 |
| Number of accumulation units outstanding at end of period | 76 | 200 | 173 | 245 | 225 | 183 | 221 | 59 | 28 |
| **JANUS ASPEN JANUS PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during March 2005) | | | | | | | | | |
| Value at beginning of period | $15.30 | $12.96 | $13.76 | $12.07 | $8.90 | $14.84 | $12.96 | $11.69 | $10.98 |
| Value at end of period | $19.84 | $15.30 | $12.96 | $13.76 | $12.07 | $8.90 | $14.84 | $12.96 | $11.69 |
| Number of accumulation units outstanding at end of period | 137 | 258 | 237 | 222 | 204 | 162 | 127 | 138 | 29 |
| **LAZARD U.S. MID CAP EQUITY PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during June 2007) | | | | | | | | | |
| Value at beginning of period | $8.89 | $8.48 | $9.05 | $7.39 | $5.37 | $8.78 | $10.17 | | |
| Value at end of period | $11.73 | $8.89 | $8.48 | $9.05 | $7.39 | $5.37 | $8.78 | | |
| Number of accumulation units outstanding at end of period | 11,991 | 12,288 | 236,494 | 70,325 | 38,125 | 21,513 | 10,851 | | |

# Condensed Financial Information (continued)

| | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 |
|---|---|---|---|---|---|---|---|---|---|
| **LOOMIS SAYLES SMALL CAP VALUE FUND** | | | | | | | | | |
| (Funds were first received in this option during September 2008) | | | | | | | | | |
| Value at beginning of period | $12.87 | $11.14 | $11.41 | $9.19 | $7.19 | $9.40 | | | |
| Value at end of period | $17.36 | $12.87 | $11.14 | $11.41 | $9.19 | $7.19 | | | |
| Number of accumulation units outstanding at end of period | 53,946 | 43,599 | 24,094 | 11,626 | 5,130 | 1,313 | | | |
| **LORD ABBETT SERIES FUND - MID CAP STOCK PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during March 2005) | | | | | | | | | |
| Value at beginning of period | $16.02 | $14.06 | $14.72 | $11.79 | $9.36 | $15.51 | $15.50 | $13.88 | $12.75 |
| Value at end of period | $20.78 | $16.02 | $14.06 | $14.72 | $11.79 | $9.36 | $15.51 | $15.50 | $13.88 |
| Number of accumulation units outstanding at end of period | 50,017 | 53,567 | 54,943 | 104,044 | 107,341 | 109,356 | 84,275 | 124,247 | 42,780 |
| **METWEST TOTAL RETURN BOND FUND** | | | | | | | | | |
| (Funds were first received in this option during July 2013) | | | | | | | | | |
| Value at beginning of period | $9.67 | | | | | | | | |
| Value at end of period | $9.76 | | | | | | | | |
| Number of accumulation units outstanding at end of period | 47,704 | | | | | | | | |
| **NEUBERGER BERMAN SOCIALLY RESPONSIVE FUND®** | | | | | | | | | |
| (Funds were first received in this option during October 2006) | | | | | | | | | |
| Value at beginning of period | $11.73 | $10.64 | $11.03 | $9.05 | $6.98 | $11.48 | $10.75 | $10.31 | |
| Value at end of period | $16.11 | $11.73 | $10.64 | $11.03 | $9.05 | $6.98 | $11.48 | $10.75 | |
| Number of accumulation units outstanding at end of period | 32,938 | 27,105 | 18,134 | 12,844 | 5,037 | 593 | 399 | 725 | |
| **NEW PERSPECTIVE FUND®** | | | | | | | | | |
| (Funds were first received in this option during January 2006) | | | | | | | | | |
| Value at beginning of period | $18.15 | $15.10 | $16.43 | $14.65 | $10.71 | $17.32 | $15.02 | $13.23 | |
| Value at end of period | $22.90 | $18.15 | $15.10 | $16.43 | $14.65 | $10.71 | $17.32 | $15.02 | |
| Number of accumulation units outstanding at end of period | 155,923 | 138,400 | 866,891 | 791,091 | 632,682 | 494,220 | 228,690 | 163,750 | |
| **OPPENHEIMER DEVELOPING MARKETS FUND** | | | | | | | | | |
| (Funds were first received in this option during October 2005) | | | | | | | | | |
| Value at beginning of period | $80.32 | $66.79 | $81.96 | $64.87 | $35.87 | $69.37 | $52.09 | $41.82 | $36.83 |
| Value at end of period | $86.59 | $80.32 | $66.79 | $81.96 | $64.87 | $35.87 | $69.37 | $52.09 | $41.82 |
| Number of accumulation units outstanding at end of period | 54,751 | 47,388 | 412,465 | 395,735 | 290,951 | 176,630 | 129,545 | 44,019 | 3,649 |
| **OPPENHEIMER GLOBAL FUND/VA** | | | | | | | | | |
| (Funds were first received in this option during March 2005) | | | | | | | | | |
| Value at beginning of period | $28.15 | $23.33 | $25.57 | $22.16 | $15.93 | $26.77 | $25.31 | $21.61 | $18.30 |
| Value at end of period | $35.66 | $28.15 | $23.33 | $25.57 | $22.16 | $15.93 | $26.77 | $25.31 | $21.61 |
| Number of accumulation units outstanding at end of period | 50 | 64 | 66 | 113 | 115 | 123 | 159 | 97 | 174 |
| **OPPENHEIMER GLOBAL STRATEGIC INCOME FUND/VA** | | | | | | | | | |
| (Funds were first received in this option during June 2008) | | | | | | | | | |
| Value at beginning of period | $22.98 | $20.34 | $20.27 | $17.72 | $14.99 | $18.04 | | | |
| Value at end of period | $22.84 | $22.98 | $20.34 | $20.27 | $17.72 | $14.99 | | | |
| Number of accumulation units outstanding at end of period | 0 | 0 | 0 | 0 | 0 | 1 | | | |
| **OPPENHEIMER MAIN STREET SMALL CAP FUND®/VA** | | | | | | | | | |
| (Funds were first received in this option during May 2005) | | | | | | | | | |
| Value at beginning of period | $15.70 | $13.37 | $13.74 | $11.19 | $8.20 | $13.25 | $13.48 | $11.78 | $10.44 |
| Value at end of period | $22.03 | $15.70 | $13.37 | $13.74 | $11.19 | $8.20 | $13.25 | $13.48 | $11.78 |
| Number of accumulation units outstanding at end of period | 46,852 | 42,541 | 31,594 | 29,918 | 22,958 | 11,496 | 1,890 | 1,409 | 218 |
| **PAX WORLD BALANCED FUND** | | | | | | | | | |
| (Funds were first received in this option during February 2006) | | | | | | | | | |
| Value at beginning of period | $13.76 | $12.43 | $12.72 | $11.43 | $9.47 | $13.73 | $12.61 | $11.79 | |
| Value at end of period | $15.93 | $13.76 | $12.43 | $12.72 | $11.43 | $9.47 | $13.73 | $12.61 | |
| Number of accumulation units outstanding at end of period | 19,103 | 16,580 | 174,373 | 201,644 | 214,682 | 205,673 | 58,216 | 17,955 | |

| | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 |
|---|---|---|---|---|---|---|---|---|---|
| **PIMCO VIT REAL RETURN PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during October 2005) | | | | | | | | | |
| Value at beginning of period | $17.11 | $15.81 | $14.23 | $13.23 | $11.23 | $12.15 | $11.04 | $11.01 | $11.01 |
| Value at end of period | $15.46 | $17.11 | $15.81 | $14.23 | $13.23 | $11.23 | $12.15 | $11.04 | $11.01 |
| Number of accumulation units outstanding at end of period | 127,592 | 153,264 | 1,671,696 | 1,422,721 | 862,847 | 413,595 | 191,317 | 62,666 | 55 |
| **PIONEER EMERGING MARKETS VCT PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during May 2007) | | | | | | | | | |
| Value at beginning of period | $9.05 | $8.13 | $10.66 | $9.25 | $5.32 | $12.79 | $10.35 | | |
| Value at end of period | $8.83 | $9.05 | $8.13 | $10.66 | $9.25 | $5.32 | $12.79 | | |
| Number of accumulation units outstanding at end of period | 20,368 | 20,441 | 178,504 | 291,843 | 393,992 | 458,375 | 385,205 | | |
| **PIONEER HIGH YIELD VCT PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during October 2005) | | | | | | | | | |
| Value at beginning of period | $16.80 | $14.55 | $14.87 | $12.66 | $7.93 | $12.34 | $11.72 | $10.85 | $10.68 |
| Value at end of period | $18.73 | $16.80 | $14.55 | $14.87 | $12.66 | $7.93 | $12.34 | $11.72 | $10.85 |
| Number of accumulation units outstanding at end of period | 12,034 | 13,037 | 6,689 | 7,353 | 8,069 | 9,881 | 9,288 | 34,941 | 31 |
| **SMALLCAP WORLD FUND®** | | | | | | | | | |
| (Funds were first received in this option during July 2008) | | | | | | | | | |
| Value at beginning of period | $10.77 | $8.87 | $10.41 | $8.37 | $5.48 | $8.95 | | | |
| Value at end of period | $13.86 | $10.77 | $8.87 | $10.41 | $8.37 | $5.48 | | | |
| Number of accumulation units outstanding at end of period | 14,352 | 13,339 | 10,148 | 8,614 | 2,797 | 1,025 | | | |
| **TEMPLETON GLOBAL BOND FUND** | | | | | | | | | |
| (Funds were first received in this option during October 2005) | | | | | | | | | |
| Value at beginning of period | $33.14 | $28.76 | $29.61 | $26.41 | $22.33 | $21.11 | $19.14 | $16.96 | $16.83 |
| Value at end of period | $33.71 | $33.14 | $28.76 | $29.61 | $26.41 | $22.33 | $21.11 | $19.14 | $16.96 |
| Number of accumulation units outstanding at end of period | 217,859 | 190,450 | 1,084,122 | 1,012,847 | 768,873 | 555,983 | 321,712 | 70,439 | 68 |
| **THE BOND FUND OF AMERICA℠** | | | | | | | | | |
| (Funds were first received in this option during July 2008) | | | | | | | | | |
| Value at beginning of period | $11.90 | $11.29 | $10.66 | $9.99 | $8.74 | $9.78 | | | |
| Value at end of period | $11.60 | $11.90 | $11.29 | $10.66 | $9.99 | $8.74 | | | |
| Number of accumulation units outstanding at end of period | 36,459 | 29,902 | 20,920 | 22,176 | 11,517 | 1,854 | | | |
| **THE GROWTH FUND OF AMERICA®** | | | | | | | | | |
| (Funds were first received in this option during October 2005) | | | | | | | | | |
| Value at beginning of period | $15.49 | $12.91 | $13.64 | $12.21 | $9.12 | $15.04 | $13.64 | $12.36 | $11.78 |
| Value at end of period | $20.62 | $15.49 | $12.91 | $13.64 | $12.21 | $9.12 | $15.04 | $13.64 | $12.36 |
| Number of accumulation units outstanding at end of period | 316,623 | 293,901 | 3,130,770 | 3,808,211 | 3,715,843 | 2,946,765 | 1,970,670 | 759,533 | 1,176 |
| **USAA PRECIOUS METALS AND MINERALS FUND** | | | | | | | | | |
| (Funds were first received in this option during May 2011) | | | | | | | | | |
| Value at beginning of period | $7.68 | $8.78 | $10.30 | | | | | | |
| Value at end of period | $3.71 | $7.68 | $8.78 | | | | | | |
| Number of accumulation units outstanding at end of period | 5,847 | 3,844 | 7,516 | | | | | | |
| **WANGER INTERNATIONAL** | | | | | | | | | |
| (Funds were first received in this option during May 2007) | | | | | | | | | |
| Value at beginning of period | $10.85 | $8.97 | $10.56 | $8.50 | $5.70 | $10.53 | $10.14 | | |
| Value at end of period | $13.21 | $10.85 | $8.97 | $10.56 | $8.50 | $5.70 | $10.53 | | |
| Number of accumulation units outstanding at end of period | 80,532 | 68,275 | 786,693 | 681,129 | 480,500 | 408,172 | 301,600 | | |
| **WANGER SELECT** | | | | | | | | | |
| (Funds were first received in this option during January 2006) | | | | | | | | | |
| Value at beginning of period | $16.65 | $14.13 | $17.25 | $13.69 | $8.28 | $16.34 | $15.01 | $13.08 | |
| Value at end of period | $22.30 | $16.65 | $14.13 | $17.25 | $13.69 | $8.28 | $16.34 | $15.01 | |
| Number of accumulation units outstanding at end of period | 55,755 | 56,871 | 822,038 | 916,219 | 770,789 | 771,205 | 805,446 | 102,387 | |

# Condensed Financial Information (continued)

| | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 |
|---|---|---|---|---|---|---|---|---|---|
| **WANGER USA** | | | | | | | | | |
| (Funds were first received in this option during November 2006) | | | | | | | | | |
| Value at beginning of period | $17.32 | $14.51 | $15.11 | $12.31 | $8.70 | $14.49 | $13.82 | $12.88 | $12.60 |
| Value at end of period | $23.05 | $17.32 | $14.51 | $15.11 | $12.31 | $8.70 | $14.49 | $13.82 | $12.88 |
| Number of accumulation units outstanding at end of period | 40,331 | 42,507 | 446,239 | 348,313 | 201,002 | 153,558 | 135,710 | 68,572 | 2 |
| **WASHINGTON MUTUAL INVESTORS FUND^SM** | | | | | | | | | |
| (Funds were first received in this option during October 2005) | | | | | | | | | |
| Value at beginning of period | $14.37 | $12.84 | $12.06 | $10.70 | $9.03 | $13.58 | $13.14 | $11.19 | $10.61 |
| Value at end of period | $18.85 | $14.37 | $12.84 | $12.06 | $10.70 | $9.03 | $13.58 | $13.14 | $11.19 |
| Number of accumulation units outstanding at end of period | 72,441 | 76,298 | 48,042 | 61,745 | 64,871 | 58,254 | 48,835 | 141,425 | 18 |
| **WELLS FARGO ADVANTAGE SPECIAL SMALL CAP VALUE FUND** | | | | | | | | | |
| (Funds were first received in this option during February 2006) | | | | | | | | | |
| Value at beginning of period | $26.85 | $23.78 | $24.43 | $20.03 | $15.50 | $22.82 | $24.96 | $21.98 | |
| Value at end of period | $36.88 | $26.85 | $23.78 | $24.43 | $20.03 | $15.50 | $22.82 | $24.96 | |
| Number of accumulation units outstanding at end of period | 20,161 | 21,168 | 11,427 | 14,920 | 13,845 | 6,634 | 6,236 | 42,076 | |

## TABLE 12

FOR CONTRACTS ISSUED UNDER 403(b), 401(a) AND 401(k) PLANS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 0.55%

(Selected data for accumulation units outstanding throughout each period)

| | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ALGER GREEN FUND** | | | | | | | | | | |
| (Funds were first received in this option during December 2009) | | | | | | | | | | |
| Value at beginning of period | $15.27 | $13.36 | $14.18 | $13.01 | $13.13 | | | | | |
| Value at end of period | $20.46 | $15.27 | $13.36 | $14.18 | $13.01 | | | | | |
| Number of accumulation units outstanding at end of period | 0 | 81 | 81 | 81 | 852 | | | | | |
| **AMANA GROWTH FUND** | | | | | | | | | | |
| (Funds were first received in this option during August 2009) | | | | | | | | | | |
| Value at beginning of period | $12.04 | $10.88 | $11.15 | $9.67 | $8.59 | | | | | |
| Value at end of period | $14.70 | $12.04 | $10.88 | $11.15 | $9.67 | | | | | |
| Number of accumulation units outstanding at end of period | 1,820 | 2,494 | 3,805 | 2,070 | 1,614 | | | | | |
| **AMANA INCOME FUND** | | | | | | | | | | |
| (Funds were first received in this option during July 2009) | | | | | | | | | | |
| Value at beginning of period | $12.29 | $11.27 | $11.12 | $9.96 | $8.19 | | | | | |
| Value at end of period | $15.86 | $12.29 | $11.27 | $11.12 | $9.96 | | | | | |
| Number of accumulation units outstanding at end of period | 219 | 1,010 | 889 | 604 | 758 | | | | | |
| **AMERICAN CENTURY® INFLATION-ADJUSTED BOND FUND** | | | | | | | | | | |
| (Funds were first received in this option during August 2009) | | | | | | | | | | |
| Value at beginning of period | $13.44 | $12.67 | $11.27 | $10.74 | $10.18 | | | | | |
| Value at end of period | $12.14 | $13.44 | $12.67 | $11.27 | $10.74 | | | | | |
| Number of accumulation units outstanding at end of period | 863 | 4,316 | 274 | 1,558 | 2,058 | | | | | |
| **ARIEL FUND** | | | | | | | | | | |
| (Funds were first received in this option during May 2012) | | | | | | | | | | |
| Value at beginning of period | $18.54 | $15.87 | | | | | | | | |
| Value at end of period | $26.68 | $18.54 | | | | | | | | |
| Number of accumulation units outstanding at end of period | 561 | 62 | | | | | | | | |
| **ARTISAN INTERNATIONAL FUND** | | | | | | | | | | |
| (Funds were first received in this option during January 2009) | | | | | | | | | | |
| Value at beginning of period | $9.76 | $7.83 | $8.49 | $8.06 | $5.20 | | | | | |
| Value at end of period | $12.16 | $9.76 | $7.83 | $8.49 | $8.06 | | | | | |
| Number of accumulation units outstanding at end of period | 5,011 | 5,001 | 501 | 112 | 645 | | | | | |

**Condensed Financial Information (continued)**

| | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ASTON/FAIRPOINTE MID CAP FUND** | | | | | | | | | | |
| (Funds were first received in this option during September 2010) | | | | | | | | | | |
| Value at beginning of period | $12.66 | $10.94 | $11.77 | $9.80 | | | | | | |
| Value at end of period | $18.20 | $12.66 | $10.94 | $11.77 | | | | | | |
| Number of accumulation units outstanding at end of period | 5,288 | 2,268 | 2,155 | 1,049 | | | | | | |
| **BLACKROCK MID CAP VALUE OPPORTUNITIES FUND** | | | | | | | | | | |
| (Funds were first received in this option during October 2009) | | | | | | | | | | |
| Value at beginning of period | $17.60 | $15.64 | $15.82 | $12.65 | $12.11 | | | | | |
| Value at end of period | $23.34 | $17.60 | $15.64 | $15.82 | $12.65 | | | | | |
| Number of accumulation units outstanding at end of period | 93 | 236 | 220 | 509 | 59 | | | | | |
| **CALVERT VP SRI BALANCED PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $14.98 | $13.63 | $13.11 | $11.76 | $9.44 | $13.81 | $13.52 | $12.50 | $11.89 | $11.05 |
| Value at end of period | $17.58 | $14.98 | $13.63 | $13.11 | $11.76 | $9.44 | $13.81 | $13.52 | $12.50 | $11.89 |
| Number of accumulation units outstanding at end of period | 9,284 | 9,799 | 6,063 | 6,429 | 10,092 | 9,755 | 10,847 | 16,084 | 16,449 | 10,433 |
| **COHEN & STEERS REALTY SHARES, INC.** | | | | | | | | | | |
| (Funds were first received in this option during July 2011) | | | | | | | | | | |
| Value at beginning of period | $10.93 | $9.50 | $10.07 | | | | | | | |
| Value at end of period | $11.21 | $10.93 | $9.50 | | | | | | | |
| Number of accumulation units outstanding at end of period | 2,078 | 1,971 | 52 | | | | | | | |
| **COLUMBIA DIVERSIFIED EQUITY INCOME FUND** | | | | | | | | | | |
| (Funds were first received in this option during September 2008) | | | | | | | | | | |
| Value at beginning of period | $9.80 | $8.57 | $9.08 | $7.85 | $6.20 | $8.13 | | | | |
| Value at end of period | $12.75 | $9.80 | $8.57 | $9.08 | $7.85 | $6.20 | | | | |
| Number of accumulation units outstanding at end of period | 5,481 | 4,471 | 1,107 | 4,560 | 7,244 | 4,161 | | | | |
| **COLUMBIA MID CAP VALUE FUND (CLASS A)** | | | | | | | | | | |
| (Funds were first received in this option during September 2008) | | | | | | | | | | |
| Value at beginning of period | $10.83 | $9.35 | $9.82 | $8.03 | $6.11 | $8.49 | | | | |
| Value at end of period | $14.56 | $10.83 | $9.35 | $9.82 | $8.03 | $6.11 | | | | |
| Number of accumulation units outstanding at end of period | 1,168 | 949 | 865 | 1,257 | 976 | 1,035 | | | | |
| **EUROPACIFIC GROWTH FUND®** | | | | | | | | | | |
| Value at beginning of period | $17.98 | $15.17 | $17.65 | $16.23 | $11.73 | $19.84 | $16.78 | $13.85 | $11.50 | $10.83 |
| Value at end of period | $21.49 | $17.98 | $15.17 | $17.65 | $16.23 | $11.73 | $19.84 | $16.78 | $13.85 | $11.50 |
| Number of accumulation units outstanding at end of period | 270,701 | 258,982 | 227,397 | 208,391 | 176,649 | 119,192 | 15,260 | 5,303 | 3,094 | 917 |
| **FIDELITY® VIP CONTRAFUND® PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $23.18 | $20.02 | $20.65 | $17.71 | $13.12 | $22.96 | $19.63 | $17.67 | $15.19 | $13.23 |
| Value at end of period | $30.26 | $23.18 | $20.02 | $20.65 | $17.71 | $13.12 | $22.96 | $19.63 | $17.67 | $15.19 |
| Number of accumulation units outstanding at end of period | 468,694 | 487,214 | 500,854 | 488,499 | 488,206 | 360,449 | 450,147 | 510,357 | 417,525 | 241,304 |
| **FIDELITY® VIP EQUITY-INCOME PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $16.05 | $13.76 | $13.70 | $11.97 | $9.24 | $16.20 | $16.05 | $13.42 | $12.75 | $11.49 |
| Value at end of period | $20.46 | $16.05 | $13.76 | $13.70 | $11.97 | $9.24 | $16.20 | $16.05 | $13.42 | $12.75 |
| Number of accumulation units outstanding at end of period | 96,632 | 107,041 | 112,047 | 144,480 | 148,927 | 142,179 | 220,782 | 233,513 | 215,262 | 162,011 |
| **FIDELITY® VIP GROWTH PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $15.12 | $13.26 | $13.30 | $10.77 | $8.44 | $16.07 | $12.73 | $11.98 | $11.38 | $11.07 |
| Value at end of period | $20.50 | $15.12 | $13.26 | $13.30 | $10.77 | $8.44 | $16.07 | $12.73 | $11.98 | $11.38 |
| Number of accumulation units outstanding at end of period | 130,749 | 137,952 | 153,266 | 189,895 | 207,923 | 227,708 | 306,986 | 314,560 | 318,529 | 241,508 |
| **FIDELITY® VIP OVERSEAS PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $13.69 | $11.40 | $13.84 | $12.31 | $9.78 | $17.50 | $15.00 | $12.77 | $10.79 | $9.55 |
| Value at end of period | $17.76 | $13.69 | $11.40 | $13.84 | $12.31 | $9.78 | $17.50 | $15.00 | $12.77 | $10.79 |
| Number of accumulation units outstanding at end of period | 79,168 | 71,052 | 66,431 | 68,419 | 63,159 | 19,242 | 40,120 | 43,549 | 30,483 | 13,037 |
| **FRANKLIN SMALL CAP VALUE SECURITIES FUND** | | | | | | | | | | |
| Value at beginning of period | $22.64 | $19.23 | $20.09 | $15.75 | $12.26 | $18.41 | $18.96 | $16.30 | $15.07 | $12.24 |
| Value at end of period | $30.67 | $22.64 | $19.23 | $20.09 | $15.75 | $12.26 | $18.41 | $18.96 | $16.30 | $15.07 |
| Number of accumulation units outstanding at end of period | 47,511 | 27,707 | 41,040 | 40,694 | 39,469 | 32,066 | 53,116 | 48,456 | 39,003 | 32,877 |

# Condensed Financial Information (continued)

| | 2004 | 2005 | 2006 | 2007 | 2008 | 2009 | 2010 | 2011 | 2012 | 2013 |
|---|---|---|---|---|---|---|---|---|---|---|
| **FUNDAMENTAL INVESTORS℠** | | | | | | | | | | |
| (Funds were first received in this option during June 2008) | | | | | | | | | | |
| Value at beginning of period | | | | | $9.82 | $6.13 | $8.12 | $9.21 | $8.98 | $10.46 |
| Value at end of period | | | | | $6.13 | $8.12 | $9.21 | $8.98 | $10.46 | $13.68 |
| Number of accumulation units outstanding at end of period | | | | | 70 | 1,121 | 11,121 | 20,776 | 19,362 | 15,163 |
| **ING AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $10.94 | $13.21 | $14.16 | $16.26 | $15.70 | $11.47 | $15.48 | $18.78 | $18.09 | $20.93 |
| Value at end of period | $13.21 | $14.16 | $16.26 | $15.70 | $11.47 | $15.48 | $18.78 | $18.09 | $20.93 | $27.34 |
| Number of accumulation units outstanding at end of period | 2,259 | 15,175 | 15,311 | 2,421 | 1,742 | 3,323 | 7,046 | 7,643 | 7,194 | 4,629 |
| **ING BALANCED PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $11.97 | $13.02 | $13.50 | $14.77 | $15.50 | $11.09 | $13.15 | $14.92 | $14.64 | $16.55 |
| Value at end of period | $13.02 | $13.50 | $14.77 | $15.50 | $11.09 | $13.15 | $14.92 | $14.64 | $16.55 | $19.21 |
| Number of accumulation units outstanding at end of period | 166,906 | 213,653 | 219,574 | 184,244 | 136,408 | 112,621 | 100,439 | 90,594 | 87,421 | 80,773 |
| **ING BARON GROWTH PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $11.58 | $14.74 | $15.74 | $18.04 | $19.03 | $11.12 | $14.95 | $18.81 | $19.12 | $22.76 |
| Value at end of period | $14.74 | $15.74 | $18.04 | $19.03 | $11.12 | $14.95 | $18.81 | $19.12 | $22.76 | $31.43 |
| Number of accumulation units outstanding at end of period | 5,640 | 5,762 | 9,600 | 13,143 | 37,115 | 50,736 | 58,170 | 64,842 | 65,726 | 91,656 |
| **ING BLACKROCK HEALTH SCIENCES OPPORTUNITIES PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during July 2005) | | | | | | | | | | |
| Value at beginning of period | | $10.68 | $11.26 | $12.75 | $13.77 | $9.77 | $11.66 | $12.41 | $12.93 | $15.26 |
| Value at end of period | | $11.26 | $12.75 | $13.77 | $9.77 | $11.66 | $12.41 | $12.93 | $15.26 | $21.91 |
| Number of accumulation units outstanding at end of period | | 187 | 2,021 | 855 | 4,760 | 5,622 | 4,587 | 1,824 | 2,935 | 18,804 |
| **ING BLACKROCK LARGE CAP GROWTH PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2007) | | | | | | | | | | |
| Value at beginning of period | | | | $10.69 | $10.48 | $6.36 | $8.26 | $9.34 | $9.16 | $10.46 |
| Value at end of period | | | | $10.48 | $6.36 | $8.26 | $9.34 | $9.16 | $10.46 | $13.88 |
| Number of accumulation units outstanding at end of period | | | | 77,283 | 74,988 | 77,220 | 103,145 | 85,903 | 50,762 | 42,888 |
| **ING CLARION GLOBAL REAL ESTATE PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during September 2008) | | | | | | | | | | |
| Value at beginning of period | | | | | $9.74 | $6.72 | $8.93 | $10.34 | $9.75 | $12.23 |
| Value at end of period | | | | | $6.72 | $8.93 | $10.34 | $9.75 | $12.23 | $12.64 |
| Number of accumulation units outstanding at end of period | | | | | 43,651 | 57,102 | 62,989 | 49,576 | 109,681 | 113,762 |
| **ING CLARION REAL ESTATE PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during June 2006) | | | | | | | | | | |
| Value at beginning of period | | | $10.05 | $12.36 | $10.11 | $6.18 | $8.35 | $10.63 | $11.58 | $13.30 |
| Value at end of period | | | $12.36 | $10.11 | $6.18 | $8.35 | $10.63 | $11.58 | $13.30 | $13.50 |
| Number of accumulation units outstanding at end of period | | | 6,699 | 5,402 | 15,437 | 22,752 | 30,991 | 37,548 | 43,433 | 45,939 |
| **ING COLUMBIA CONTRARIAN CORE PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $16.78 | $18.10 | $18.70 | $21.17 | $21.93 | $13.26 | $17.35 | $19.34 | $18.33 | $20.47 |
| Value at end of period | $18.10 | $18.70 | $21.17 | $21.93 | $13.26 | $17.35 | $19.34 | $18.33 | $20.47 | $27.42 |
| Number of accumulation units outstanding at end of period | 1,372 | 885 | 1,901 | 2,921 | 6,105 | 5,922 | 6,863 | 4,596 | 2,042 | 2,090 |
| **ING COLUMBIA SMALL CAP VALUE II PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during September 2006) | | | | | | | | | | |
| Value at beginning of period | | | $9.45 | $10.11 | $10.36 | $6.79 | $8.42 | $10.49 | $10.15 | $11.53 |
| Value at end of period | | | $10.11 | $10.36 | $6.79 | $8.42 | $10.49 | $10.15 | $11.53 | $16.05 |
| Number of accumulation units outstanding at end of period | | | 215 | 475 | 882 | 5,609 | 6,310 | 7,221 | 7,822 | 9,826 |
| **ING FMR℠ DIVERSIFIED MID CAP PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during July 2006) | | | | | | | | | | |
| Value at beginning of period | | $11.44 | $11.88 | $13.22 | $15.05 | $9.11 | $12.61 | $16.10 | $14.26 | $16.25 |
| Value at end of period | | $11.88 | $13.22 | $15.05 | $9.11 | $12.61 | $16.10 | $14.26 | $16.25 | $21.99 |
| Number of accumulation units outstanding at end of period | | 640 | 236 | 2,203 | 4,421 | 17,784 | 27,716 | 26,696 | 25,852 | 24,035 |

**Condensed Financial Information (continued)**

| | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING GLOBAL BOND PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2005) | | | | | | | | | | |
| Value at beginning of period | $15.38 | $14.33 | $13.89 | $12.06 | $9.97 | $11.87 | $10.86 | $10.17 | $10.00 | |
| Value at end of period | $14.53 | $15.38 | $14.33 | $13.89 | $12.06 | $9.97 | $11.87 | $10.86 | $10.17 | |
| Number of accumulation units outstanding at end of period | 112,544 | 118,967 | 85,904 | 71,298 | 75,934 | 60,616 | 173,159 | 168,267 | 163,875 | |
| **ING GLOBAL RESOURCES PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during January 2007) | | | | | | | | | | |
| Value at beginning of period | $11.50 | $11.90 | $13.17 | $10.89 | $7.96 | $13.57 | $9.69 | | | |
| Value at end of period | $12.99 | $11.50 | $11.90 | $13.17 | $10.89 | $7.96 | $13.57 | | | |
| Number of accumulation units outstanding at end of period | 49,543 | 62,278 | 92,010 | 79,576 | 67,304 | 68,665 | 29,703 | | | |
| **ING GROWTH AND INCOME PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $11.66 | $10.13 | $10.21 | $9.00 | $6.95 | $11.20 | $10.48 | $9.23 | $8.58 | $7.96 |
| Value at end of period | $15.15 | $11.66 | $10.13 | $10.21 | $9.00 | $6.95 | $11.20 | $10.48 | $9.23 | $8.58 |
| Number of accumulation units outstanding at end of period | 463,592 | 474,015 | 506,041 | 605,018 | 557,782 | 591,777 | 505,931 | 668,813 | 772,965 | 555,941 |
| **ING INDEX PLUS LARGECAP PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $14.24 | $12.51 | $12.59 | $11.11 | $9.07 | $14.52 | $13.90 | $12.20 | $11.64 | $10.58 |
| Value at end of period | $18.82 | $14.24 | $12.51 | $12.59 | $11.11 | $9.07 | $14.52 | $13.90 | $12.20 | $11.64 |
| Number of accumulation units outstanding at end of period | 134,395 | 154,441 | 171,387 | 168,150 | 171,792 | 143,761 | 300,305 | 356,781 | 301,429 | 223,077 |
| **ING INDEX PLUS MIDCAP PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $28.86 | $24.66 | $25.08 | $20.69 | $15.79 | $25.43 | $24.24 | $22.27 | $20.15 | $17.38 |
| Value at end of period | $38.63 | $28.86 | $24.66 | $25.08 | $20.69 | $15.79 | $25.43 | $24.24 | $22.27 | $20.15 |
| Number of accumulation units outstanding at end of period | 124,797 | 119,978 | 120,942 | 124,262 | 120,001 | 88,402 | 126,731 | 167,493 | 148,662 | 94,686 |
| **ING INDEX PLUS SMALLCAP PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $20.01 | $17.91 | $18.14 | $14.85 | $11.96 | $18.10 | $19.41 | $17.15 | $16.02 | $13.20 |
| Value at end of period | $28.40 | $20.01 | $17.91 | $18.14 | $14.85 | $11.96 | $18.10 | $19.41 | $17.15 | $16.02 |
| Number of accumulation units outstanding at end of period | 75,206 | 50,572 | 51,423 | 49,075 | 49,444 | 43,828 | 46,893 | 71,347 | 73,546 | 36,943 |
| **ING INTERMEDIATE BOND PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $20.89 | $19.21 | $17.96 | $16.44 | $14.81 | $16.28 | $15.44 | $14.92 | $14.54 | $13.94 |
| Value at end of period | $20.75 | $20.89 | $19.21 | $17.96 | $16.44 | $14.81 | $16.28 | $15.44 | $14.92 | $14.54 |
| Number of accumulation units outstanding at end of period | 252,646 | 265,161 | 276,267 | 265,539 | 247,184 | 233,535 | 139,784 | 136,970 | 131,320 | 80,640 |
| **ING INTERNATIONAL INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during January 2009) | | | | | | | | | | |
| Value at beginning of period | $8.36 | $7.08 | $8.11 | $7.56 | $5.85 | | | | | |
| Value at end of period | $10.10 | $8.36 | $7.08 | $8.11 | $7.56 | | | | | |
| Number of accumulation units outstanding at end of period | 26,866 | 10,715 | 6,638 | 6,869 | 6,638 | | | | | |
| **ING INTERNATIONAL VALUE PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $14.14 | $11.93 | $14.10 | $13.83 | $10.94 | $19.21 | $17.03 | $13.23 | $12.16 | $10.41 |
| Value at end of period | $17.05 | $14.14 | $11.93 | $14.10 | $13.83 | $10.94 | $19.21 | $17.03 | $13.23 | $12.16 |
| Number of accumulation units outstanding at end of period | 20,570 | 20,786 | 28,308 | 27,799 | 47,774 | 45,852 | 63,875 | 52,807 | 25,955 | 25,882 |
| **ING INVESCO COMSTOCK PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $15.30 | $12.96 | $13.31 | $11.63 | $9.10 | $14.40 | $14.82 | $12.86 | $12.50 | $10.76 |
| Value at end of period | $20.54 | $15.30 | $12.96 | $13.31 | $11.63 | $9.10 | $14.40 | $14.82 | $12.86 | $12.50 |
| Number of accumulation units outstanding at end of period | 23,376 | 24,150 | 26,358 | 32,141 | 34,921 | 32,182 | 14,948 | 12,799 | 16,863 | 11,574 |
| **ING INVESCO EQUITY AND INCOME PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2005) | | | | | | | | | | |
| Value at beginning of period | $14.64 | $13.05 | $13.27 | $11.54 | $9.74 | $12.78 | $12.05 | $11.12 | $10.17 | |
| Value at end of period | $17.67 | $14.64 | $13.05 | $13.27 | $11.54 | $9.74 | $12.78 | $12.05 | $11.12 | |
| Number of accumulation units outstanding at end of period | 119,192 | 142,927 | 131,160 | 170,068 | 180,677 | 185,525 | 854,673 | 901,737 | 157,585 | |
| **ING INVESCO GROWTH AND INCOME PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during January 2006) | | | | | | | | | | |
| Value at beginning of period | $13.46 | $11.81 | $12.14 | $10.85 | $8.80 | $13.06 | $12.80 | $11.37 | | |
| Value at end of period | $17.92 | $13.46 | $11.81 | $12.14 | $10.85 | $8.80 | $13.06 | $12.80 | | |
| Number of accumulation units outstanding at end of period | 26,686 | 24,002 | 23,827 | 19,797 | 15,420 | 6,060 | 1,404 | 164 | | |

**Condensed Financial Information (continued)**

| | 2004 | 2005 | 2006 | 2007 | 2008 | 2009 | 2010 | 2011 | 2012 | 2013 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2005) | | | | | | | | | | |
| Value at beginning of period | | $11.59 | $13.47 | $18.19 | $25.05 | $12.14 | $20.71 | $24.78 | $20.14 | $23.86 |
| Value at end of period | | $13.47 | $18.19 | $25.05 | $12.14 | $20.71 | $24.78 | $20.14 | $23.86 | $22.37 |
| Number of accumulation units outstanding at end of period | | 1,241 | 4,757 | 7,775 | 7,316 | 9,734 | 13,115 | 19,438 | 17,562 | 12,878 |
| **ING JPMORGAN MID CAP VALUE PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $11.91 | $14.29 | $15.42 | $17.87 | $18.18 | $12.11 | $15.13 | $18.50 | $18.74 | $22.36 |
| Value at end of period | $14.29 | $15.42 | $17.87 | $18.18 | $12.11 | $15.13 | $18.50 | $18.74 | $22.36 | $29.26 |
| Number of accumulation units outstanding at end of period | 707 | 6,592 | 24,895 | 14,566 | 21,652 | 24,186 | 12,580 | 12,623 | 17,390 | 38,443 |
| **ING JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during March 2006) | | | | | | | | | | |
| Value at beginning of period | | | $12.86 | $13.16 | $12.87 | $8.97 | $11.35 | $14.31 | $14.04 | $16.57 |
| Value at end of period | | | $13.16 | $12.87 | $8.97 | $11.35 | $14.31 | $14.04 | $16.57 | $22.90 |
| Number of accumulation units outstanding at end of period | | | 179 | 452 | 583 | 686 | 1,815 | 1,773 | 2,091 | 14,570 |
| **ING LARGE CAP GROWTH PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during January 2011) | | | | | | | | | | |
| Value at beginning of period | | | | | | | | $10.32 | $10.38 | $12.19 |
| Value at end of period | | | | | | | | $10.38 | $12.19 | $15.87 |
| Number of accumulation units outstanding at end of period | | | | | | | | 125,826 | 128,445 | 138,712 |
| **ING LARGE CAP VALUE PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during July 2007) | | | | | | | | | | |
| Value at beginning of period | | | | $9.43 | $9.22 | $6.41 | $7.18 | $8.52 | $8.77 | $10.01 |
| Value at end of period | | | | $9.22 | $6.41 | $7.18 | $8.52 | $8.77 | $10.01 | $13.03 |
| Number of accumulation units outstanding at end of period | | | | 207,429 | 181,409 | 300,263 | 279,640 | 410,416 | 396,697 | 419,462 |
| **ING MARSICO GROWTH PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2008) | | | | | | | | | | |
| Value at beginning of period | | | | | $10.23 | $6.60 | $8.48 | $10.14 | $9.94 | $11.16 |
| Value at end of period | | | | | $6.60 | $8.48 | $10.14 | $9.94 | $11.16 | $15.08 |
| Number of accumulation units outstanding at end of period | | | | | 6,014 | 6,623 | 5,942 | 1,750 | 621 | 704 |
| **ING MFS TOTAL RETURN PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $12.03 | $13.30 | $13.61 | $15.15 | $15.67 | $12.10 | $14.19 | $15.50 | $15.66 | $17.31 |
| Value at end of period | $13.30 | $13.61 | $15.15 | $15.67 | $12.10 | $14.19 | $15.50 | $15.66 | $17.31 | $20.43 |
| Number of accumulation units outstanding at end of period | 16,880 | 22,241 | 5,365 | 2,214 | 3,330 | 4,596 | 3,405 | 2,286 | 2,176 | 1,880 |
| **ING MFS UTILITIES PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during October 2006) | | | | | | | | | | |
| Value at beginning of period | | | $13.72 | $14.91 | $18.89 | $11.70 | $15.46 | $17.47 | $18.49 | $20.83 |
| Value at end of period | | | $14.91 | $18.89 | $11.70 | $15.46 | $17.47 | $18.49 | $20.83 | $24.89 |
| Number of accumulation units outstanding at end of period | | | 205 | 6,748 | 5,849 | 3,396 | 6,108 | 12,632 | 13,843 | 16,713 |
| **ING MIDCAP OPPORTUNITIES PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $9.50 | $10.53 | $11.56 | $12.39 | $15.50 | $9.61 | $13.52 | $17.53 | $17.35 | $19.70 |
| Value at end of period | $10.53 | $11.56 | $12.39 | $15.50 | $9.61 | $13.52 | $17.53 | $17.35 | $19.70 | $25.85 |
| Number of accumulation units outstanding at end of period | 15,350 | 14,359 | 14,505 | 21,838 | 8,423 | 10,564 | 20,037 | 38,420 | 78,071 | 83,305 |
| **ING MONEY MARKET PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $11.93 | $11.99 | $12.29 | $12.81 | $13.40 | $13.68 | $13.65 | $13.61 | $13.54 | $13.47 |
| Value at end of period | $11.99 | $12.29 | $12.81 | $13.40 | $13.68 | $13.65 | $13.61 | $13.54 | $13.47 | $13.40 |
| Number of accumulation units outstanding at end of period | 161,940 | 208,749 | 282,543 | 240,415 | 248,143 | 370,967 | 410,286 | 357,259 | 450,617 | 414,510 |
| **ING MULTI-MANAGER LARGE CAP CORE PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during July 2005) | | | | | | | | | | |
| Value at beginning of period | | | | $10.94 | $11.36 | $7.40 | $9.16 | $10.58 | $10.07 | $11.06 |
| Value at end of period | | | | $11.36 | $7.40 | $9.16 | $10.58 | $10.07 | $11.06 | $14.37 |
| Number of accumulation units outstanding at end of period | | | | 4,884 | 18,669 | 27,165 | 32,357 | 33,117 | 33,898 | 34,447 |

CFI 101

**Condensed Financial Information (continued)**

| | 2004 | 2005 | 2006 | 2007 | 2008 | 2009 | 2010 | 2011 | 2012 | 2013 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING OPPENHEIMER GLOBAL PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2005) | | | | | | | | | | |
| Value at beginning of period | | $10.13 | $12.18 | $14.26 | $14.58 | $8.65 | $12.43 | $14.35 | $13.11 | $15.33 |
| Value at end of period | | $12.18 | $14.26 | $14.58 | $8.65 | $12.43 | $14.35 | $13.11 | $15.33 | $20.06 |
| Number of accumulation units outstanding at end of period | | 208,526 | 710,322 | 680,701 | 334,132 | 329,300 | 328,988 | 300,439 | 294,196 | 259,825 |
| **ING PIMCO HIGH YIELD PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2006) | | | | | | | | | | |
| Value at beginning of period | | | $10.77 | $11.41 | $11.67 | $8.99 | $13.36 | $15.18 | $15.77 | $17.88 |
| Value at end of period | | | $11.41 | $11.67 | $8.99 | $13.36 | $15.18 | $15.77 | $17.88 | $18.78 |
| Number of accumulation units outstanding at end of period | | | 398 | 399 | 412 | 1,047 | 8,627 | 9,201 | 10,028 | 5,818 |
| **ING PIMCO TOTAL RETURN PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $11.14 | $11.56 | $11.74 | $12.14 | $13.21 | $13.11 | $14.68 | $15.71 | $16.13 | $17.31 |
| Value at end of period | $11.56 | $11.74 | $12.14 | $13.21 | $13.11 | $14.68 | $15.71 | $16.13 | $17.31 | $16.89 |
| Number of accumulation units outstanding at end of period | 13,155 | 13,853 | 14,459 | 20,036 | 109,250 | 166,168 | 234,451 | 246,284 | 236,229 | 190,669 |
| **ING PIONEER HIGH YIELD PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during May 2007) | | | | | | | | | | |
| Value at beginning of period | | | | $11.35 | $11.22 | $7.88 | $13.09 | $15.49 | $15.29 | $17.67 |
| Value at end of period | | | | $11.22 | $7.88 | $13.09 | $15.49 | $15.29 | $17.67 | $19.75 |
| Number of accumulation units outstanding at end of period | | | | 315 | 701 | 7,794 | 7,527 | 5,889 | 7,182 | 24,143 |
| **ING RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during July 2009) | | | | | | | | | | |
| Value at beginning of period | | | | | | $10.71 | $12.59 | $14.13 | $14.64 | $16.67 |
| Value at end of period | | | | | | $12.59 | $14.13 | $14.64 | $16.67 | $21.89 |
| Number of accumulation units outstanding at end of period | | | | | | 3 | 0 | 51 | 0 | 0 |
| **ING RUSSELL™ LARGE CAP INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during March 2009) | | | | | | | | | | |
| Value at beginning of period | | | | | | $5.03 | $8.19 | $9.14 | $9.32 | $10.71 |
| Value at end of period | | | | | | $8.19 | $9.14 | $9.32 | $10.71 | $14.07 |
| Number of accumulation units outstanding at end of period | | | | | | 5,152 | 4,540 | 3,503 | 2,297 | 2,241 |
| **ING RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during July 2009) | | | | | | | | | | |
| Value at beginning of period | | | | | | $10.07 | $11.88 | $13.13 | $13.13 | $15.14 |
| Value at end of period | | | | | | $11.88 | $13.13 | $13.13 | $15.14 | $19.80 |
| Number of accumulation units outstanding at end of period | | | | | | 386 | 382 | 0 | 74 | 80 |
| **ING RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during August 2009) | | | | | | | | | | |
| Value at beginning of period | | | | | | $11.42 | $12.88 | $16.12 | $15.68 | $18.01 |
| Value at end of period | | | | | | $12.88 | $16.12 | $15.68 | $18.01 | $24.16 |
| Number of accumulation units outstanding at end of period | | | | | | 2,002 | 2,267 | 2,368 | 908 | 1,358 |
| **ING RUSSELL™ MID CAP INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during June 2008) | | | | | | | | | | |
| Value at beginning of period | | | | | $10.17 | $5.94 | $8.28 | $10.31 | $10.06 | $11.71 |
| Value at end of period | | | | | $5.94 | $8.28 | $10.31 | $10.06 | $11.71 | $15.63 |
| Number of accumulation units outstanding at end of period | | | | | 302 | 526 | 1,684 | 492 | 546 | 1,259 |
| **ING RUSSELL™ SMALL CAP INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during June 2008) | | | | | | | | | | |
| Value at beginning of period | | | | | $10.29 | $6.98 | $8.79 | $11.05 | $10.56 | $12.18 |
| Value at end of period | | | | | $6.98 | $8.79 | $11.05 | $10.56 | $12.18 | $16.81 |
| Number of accumulation units outstanding at end of period | | | | | 1,357 | 2,380 | 2,555 | 1,750 | 1,958 | 2,050 |
| **ING SMALLCAP OPPORTUNITIES PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $6.94 | $7.60 | $8.25 | $9.23 | $10.11 | $6.59 | $8.58 | $11.30 | $11.33 | $12.98 |
| Value at end of period | $7.60 | $8.25 | $9.23 | $10.11 | $6.59 | $8.58 | $11.30 | $11.33 | $12.98 | $17.95 |
| Number of accumulation units outstanding at end of period | 354,764 | 378,380 | 392,017 | 396,738 | 8,945 | 7,999 | 22,232 | 35,371 | 90,143 | 98,632 |

**Condensed Financial Information (continued)**

| | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING SMALL COMPANY PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $24.80 | $21.78 | $22.46 | $18.15 | $14.31 | $20.87 | $19.82 | $17.06 | $15.56 | $13.67 |
| Value at end of period | $33.98 | $24.80 | $21.78 | $22.46 | $18.15 | $14.31 | $20.87 | $19.82 | $17.06 | $15.56 |
| Number of accumulation units outstanding at end of period | 76,412 | 72,421 | 53,751 | 56,392 | 66,470 | 63,505 | 79,026 | 89,954 | 88,534 | 57,477 |
| **ING SOLUTION 2015 PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during February 2006) | | | | | | | | | | |
| Value at beginning of period | $13.18 | $11.89 | $12.04 | $10.88 | $8.95 | $12.30 | $11.82 | $10.91 | | |
| Value at end of period | $14.30 | $13.18 | $11.89 | $12.04 | $10.88 | $8.95 | $12.30 | $11.82 | | |
| Number of accumulation units outstanding at end of period | 182,593 | 180,020 | 187,673 | 157,332 | 168,772 | 71,175 | 44,315 | 138,732 | | |
| **ING SOLUTION 2025 PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during January 2006) | | | | | | | | | | |
| Value at beginning of period | $12.93 | $11.46 | $11.89 | $10.51 | $8.40 | $12.77 | $12.27 | $11.27 | | |
| Value at end of period | $14.95 | $12.93 | $11.46 | $11.89 | $10.51 | $8.40 | $12.77 | $12.27 | | |
| Number of accumulation units outstanding at end of period | 341,483 | 329,727 | 295,685 | 255,656 | 227,405 | 61,285 | 29,062 | 72,194 | | |
| **ING SOLUTION 2035 PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during February 2006) | | | | | | | | | | |
| Value at beginning of period | $13.07 | $11.42 | $12.04 | $10.57 | $8.28 | $13.22 | $12.62 | $11.51 | | |
| Value at end of period | $15.65 | $13.07 | $11.42 | $12.04 | $10.57 | $8.28 | $13.22 | $12.62 | | |
| Number of accumulation units outstanding at end of period | 249,728 | 199,009 | 177,241 | 169,548 | 145,855 | 40,253 | 25,438 | 62,393 | | |
| **ING SOLUTION 2045 PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during February 2006) | | | | | | | | | | |
| Value at beginning of period | $13.07 | $11.38 | $12.06 | $10.53 | $8.16 | $13.64 | $12.96 | $11.62 | | |
| Value at end of period | $16.04 | $13.07 | $11.38 | $12.06 | $10.53 | $8.16 | $13.64 | $12.96 | | |
| Number of accumulation units outstanding at end of period | 145,502 | 132,056 | 107,058 | 97,009 | 78,795 | 23,976 | 11,577 | 22,036 | | |
| **ING SOLUTION 2055 PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during August 2010) | | | | | | | | | | |
| Value at beginning of period | $12.55 | $10.92 | $11.58 | $9.96 | | | | | | |
| Value at end of period | $15.41 | $12.55 | $10.92 | $11.58 | | | | | | |
| Number of accumulation units outstanding at end of period | 4,885 | 3,956 | 1,933 | 2 | | | | | | |
| **ING SOLUTION INCOME PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during March 2006) | | | | | | | | | | |
| Value at beginning of period | $13.27 | $12.16 | $12.18 | $11.17 | $9.59 | $11.57 | $11.05 | $10.49 | | |
| Value at end of period | $14.12 | $13.27 | $12.16 | $12.18 | $11.17 | $9.59 | $11.57 | $11.05 | | |
| Number of accumulation units outstanding at end of period | 28,810 | 24,714 | 20,905 | 25,642 | 29,370 | 6,853 | 5,295 | 6,210 | | |
| **ING SOLUTION MODERATELY CONSERVATIVE PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during September 2012) | | | | | | | | | | |
| Value at beginning of period | $11.16 | $11.13 | | | | | | | | |
| Value at end of period | $12.16 | $11.16 | | | | | | | | |
| Number of accumulation units outstanding at end of period | 130 | 18 | | | | | | | | |
| **ING STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $16.33 | $14.62 | $14.44 | $13.07 | $11.15 | $14.67 | $13.94 | $12.94 | $12.53 | $11.67 |
| Value at end of period | $18.20 | $16.33 | $14.62 | $14.44 | $13.07 | $11.15 | $14.67 | $13.94 | $12.94 | $12.53 |
| Number of accumulation units outstanding at end of period | 9,466 | 9,959 | 8,223 | 10,139 | 14,706 | 17,011 | 21,102 | 18,284 | 16,926 | 11,351 |
| **ING STRATEGIC ALLOCATION GROWTH PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $13.57 | $11.86 | $12.29 | $10.93 | $8.77 | $13.80 | $13.21 | $11.73 | $11.11 | $9.97 |
| Value at end of period | $16.52 | $13.57 | $11.86 | $12.29 | $10.93 | $8.77 | $13.80 | $13.21 | $11.73 | $11.11 |
| Number of accumulation units outstanding at end of period | 44,872 | 51,153 | 62,217 | 76,325 | 93,456 | 90,646 | 43,752 | 58,054 | 49,372 | 2,406 |
| **ING STRATEGIC ALLOCATION MODERATE PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $14.63 | $12.95 | $13.10 | $11.76 | $9.70 | $14.03 | $13.38 | $12.10 | $11.62 | $10.60 |
| Value at end of period | $16.97 | $14.63 | $12.95 | $13.10 | $11.76 | $9.70 | $14.03 | $13.38 | $12.10 | $11.62 |
| Number of accumulation units outstanding at end of period | 212,874 | 225,346 | 254,296 | 275,953 | 291,512 | 311,074 | 31,364 | 41,633 | 36,576 | 10,492 |

# Condensed Financial Information (continued)

| | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during January 2006) | | | | | | | | | | |
| Value at beginning of period | $16.41 | $14.41 | $14.09 | $12.42 | $9.37 | $13.00 | $12.52 | $11.18 | | |
| Value at end of period | $19.94 | $16.41 | $14.41 | $14.09 | $12.42 | $9.37 | $13.00 | $12.52 | | |
| Number of accumulation units outstanding at end of period | 455,531 | 435,345 | 440,395 | 395,719 | 371,807 | 246,391 | 19,136 | 4,340 | | |
| **ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2005) | | | | | | | | | | |
| Value at beginning of period | $16.30 | $14.12 | $14.74 | $11.25 | $7.92 | $14.01 | $12.11 | $11.50 | $9.94 | |
| Value at end of period | $21.92 | $16.30 | $14.12 | $14.74 | $11.25 | $7.92 | $14.01 | $12.11 | $11.50 | |
| Number of accumulation units outstanding at end of period | 93,799 | 108,419 | 139,302 | 185,641 | 215,175 | 209,938 | 183,461 | 252,603 | 170,085 | |
| **ING T. ROWE PRICE EQUITY INCOME PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $19.48 | $16.71 | $16.95 | $14.83 | $11.93 | $18.66 | $18.20 | $15.37 | $14.87 | $13.01 |
| Value at end of period | $25.14 | $19.48 | $16.71 | $16.95 | $14.83 | $11.93 | $18.66 | $18.20 | $15.37 | $14.87 |
| Number of accumulation units outstanding at end of period | 35,175 | 28,953 | 30,629 | 28,142 | 23,200 | 13,398 | 12,960 | 9,179 | 10,755 | 6,155 |
| **ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $18.63 | $15.76 | $16.02 | $13.78 | $9.69 | $16.87 | $15.43 | $13.69 | $12.97 | $11.85 |
| Value at end of period | $25.81 | $18.63 | $15.76 | $16.02 | $13.78 | $9.69 | $16.87 | $15.43 | $13.69 | $12.97 |
| Number of accumulation units outstanding at end of period | 112,533 | 117,627 | 97,093 | 107,872 | 92,519 | 82,227 | 93,735 | 120,195 | 106,399 | 61,267 |
| **ING T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during May 2006) | | | | | | | | | | |
| Value at beginning of period | $14.79 | $12.52 | $14.36 | $12.69 | $9.28 | $18.47 | $15.40 | $14.92 | | |
| Value at end of period | $16.81 | $14.79 | $12.52 | $14.36 | $12.69 | $9.28 | $18.47 | $15.40 | | |
| Number of accumulation units outstanding at end of period | 665 | 665 | 267 | 466 | 467 | 4,315 | 191 | 1,608 | | |
| **ING TEMPLETON FOREIGN EQUITY PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2008) | | | | | | | | | | |
| Value at beginning of period | $9.30 | $7.87 | $8.99 | $8.30 | $6.32 | $10.20 | | | | |
| Value at end of period | $11.13 | $9.30 | $7.87 | $8.99 | $8.30 | $6.32 | | | | |
| Number of accumulation units outstanding at end of period | 73,382 | 69,756 | 63,550 | 74,126 | 71,936 | 73,810 | | | | |
| **ING TEMPLETON GLOBAL GROWTH PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during March 2007) | | | | | | | | | | |
| Value at beginning of period | $10.87 | $8.98 | $9.57 | $8.93 | $6.79 | $11.32 | $10.85 | | | |
| Value at end of period | $14.12 | $10.87 | $8.98 | $9.57 | $8.93 | $6.79 | $11.32 | | | |
| Number of accumulation units outstanding at end of period | 842 | 0 | 1,265 | 1,132 | 686 | 369 | 191 | | | |
| **ING U.S. BOND INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during October 2008) | | | | | | | | | | |
| Value at beginning of period | $12.52 | $12.13 | $11.37 | $10.77 | $10.23 | $9.64 | | | | |
| Value at end of period | $12.14 | $12.52 | $12.13 | $11.37 | $10.77 | $10.23 | | | | |
| Number of accumulation units outstanding at end of period | 15,455 | 20,445 | 21,389 | 21,361 | 24,372 | 2,256 | | | | |
| **INVESCO MID CAP CORE EQUITY FUND** | | | | | | | | | | |
| (Funds were first received in this option during November 2009) | | | | | | | | | | |
| Value at beginning of period | $14.11 | $12.85 | $13.79 | $12.32 | $11.86 | | | | | |
| Value at end of period | $18.13 | $14.11 | $12.85 | $13.79 | $12.32 | | | | | |
| Number of accumulation units outstanding at end of period | 48 | 48 | 207 | 48 | 48 | | | | | |
| **INVESCO V.I. AMERICAN FRANCHISE FUND** | | | | | | | | | | |
| (Funds were first received in this option during April 2012) | | | | | | | | | | |
| Value at beginning of period | $36.12 | $37.19 | | | | | | | | |
| Value at end of period | $50.34 | $36.12 | | | | | | | | |
| Number of accumulation units outstanding at end of period | 5,205 | 6,376 | | | | | | | | |
| **INVESCO V.I. CORE EQUITY FUND** | | | | | | | | | | |
| Value at beginning of period | $12.28 | $10.84 | $10.91 | $10.01 | $7.85 | $11.30 | $10.51 | $9.05 | $8.64 | $7.98 |
| Value at end of period | $15.79 | $12.28 | $10.84 | $10.91 | $10.01 | $7.85 | $11.30 | $10.51 | $9.05 | $8.64 |
| Number of accumulation units outstanding at end of period | 24,023 | 30,100 | 40,948 | 51,813 | 52,043 | 54,037 | 83,014 | 72,306 | 31,974 | 38,655 |

# Condensed Financial Information (continued)

| | 2004 | 2005 | 2006 | 2007 | 2008 | 2009 | 2010 | 2011 | 2012 | 2013 |
|---|---|---|---|---|---|---|---|---|---|---|
| **JANUS ASPEN BALANCED PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during March 2007) | | | | | | | | | | |
| Value at beginning of period | | | | $18.46 | $20.30 | $16.99 | $21.28 | $22.93 | $23.18 | $26.19 |
| Value at end of period | | | | $20.30 | $16.99 | $21.28 | $22.93 | $23.18 | $26.19 | $31.30 |
| Number of accumulation units outstanding at end of period | | | | 2 | 5 | 4 | 5 | 0 | 0 | 0 |
| **JANUS ASPEN ENTERPRISE PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $10.69 | $12.83 | $14.33 | $16.48 | $19.65 | $11.00 | $15.84 | $19.83 | $19.44 | $22.68 |
| Value at end of period | $12.83 | $14.33 | $16.48 | $19.65 | $11.00 | $15.84 | $19.83 | $19.44 | $22.68 | $29.86 |
| Number of accumulation units outstanding at end of period | 113,096 | 6 | 0 | 2 | 6 | 5 | 6 | 0 | 0 | 0 |
| **JANUS ASPEN FLEXIBLE BOND PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $13.89 | $14.36 | $14.56 | $15.10 | $16.07 | $16.94 | $19.08 | $20.49 | $21.75 | $23.43 |
| Value at end of period | $14.36 | $14.56 | $15.10 | $16.07 | $16.94 | $19.08 | $20.49 | $21.75 | $23.43 | $23.27 |
| Number of accumulation units outstanding at end of period | 65,116 | 18 | 18 | 21 | 24 | 23 | 23 | 0 | 0 | 0 |
| **JANUS ASPEN JANUS PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during March 2007) | | | | | | | | | | |
| Value at beginning of period | | | | $12.22 | $13.92 | $8.35 | $11.32 | $12.89 | $12.14 | $14.32 |
| Value at end of period | | | | $13.92 | $8.35 | $11.32 | $12.89 | $12.14 | $14.32 | $18.56 |
| Number of accumulation units outstanding at end of period | | | | 3 | 8 | 7 | 8 | 0 | 0 | 0 |
| **LAZARD U.S. MID CAP EQUITY PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during December 2008) | | | | | | | | | | |
| Value at beginning of period | | | | | $4.82 | $5.37 | $7.38 | $9.03 | $8.46 | $8.87 |
| Value at end of period | | | | | $5.37 | $7.38 | $9.03 | $8.46 | $8.87 | $11.70 |
| Number of accumulation units outstanding at end of period | | | | | 621 | 1,070 | 353 | 140 | 140 | 0 |
| **LOOMIS SAYLES SMALL CAP VALUE FUND** | | | | | | | | | | |
| (Funds were first received in this option during February 2009) | | | | | | | | | | |
| Value at beginning of period | | | | | | $5.98 | $9.18 | $11.39 | $11.12 | $12.84 |
| Value at end of period | | | | | | $9.18 | $11.39 | $11.12 | $12.84 | $17.31 |
| Number of accumulation units outstanding at end of period | | | | | | 88 | 122 | 1,140 | 1,621 | 1,729 |
| **LORD ABBETT SERIES FUND - MID CAP STOCK PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $10.43 | $12.87 | $13.85 | $15.46 | $15.46 | $9.33 | $11.74 | $14.65 | $13.98 | $15.93 |
| Value at end of period | $12.87 | $13.85 | $15.46 | $15.46 | $9.33 | $11.74 | $14.65 | $13.98 | $15.93 | $20.65 |
| Number of accumulation units outstanding at end of period | 122,933 | 174,312 | 189,561 | 181,193 | 36,506 | 39,405 | 40,271 | 34,221 | 12,844 | 20,818 |
| **METWEST TOTAL RETURN BOND FUND** | | | | | | | | | | |
| (Funds were first received in this option during October 2013) | | | | | | | | | | |
| Value at beginning of period | | | | | | | | | | $9.71 |
| Value at end of period | | | | | | | | | | $9.75 |
| Number of accumulation units outstanding at end of period | | | | | | | | | | 165 |
| **NEUBERGER BERMAN SOCIALLY RESPONSIVE FUND®** | | | | | | | | | | |
| (Funds were first received in this option during March 2007) | | | | | | | | | | |
| Value at beginning of period | | | | $10.61 | $11.47 | $6.97 | $9.03 | $11.01 | $10.61 | $11.70 |
| Value at end of period | | | | $11.47 | $6.97 | $9.03 | $11.01 | $10.61 | $11.70 | $16.05 |
| Number of accumulation units outstanding at end of period | | | | 3,356 | 9,576 | 15,543 | 18,354 | 24,007 | 16,389 | 19,260 |
| **NEW PERSPECTIVE FUND®** | | | | | | | | | | |
| Value at beginning of period | $9.98 | $11.37 | $12.58 | $15.00 | $17.29 | $10.69 | $14.61 | $16.38 | $15.04 | $18.07 |
| Value at end of period | $11.37 | $12.58 | $15.00 | $17.29 | $10.69 | $14.61 | $16.38 | $15.04 | $18.07 | $22.78 |
| Number of accumulation units outstanding at end of period | 431 | 2,547 | 12,487 | 15,388 | 19,110 | 33,802 | 29,543 | 35,788 | 31,654 | 42,387 |
| **OPPENHEIMER DEVELOPING MARKETS FUND** | | | | | | | | | | |
| Value at beginning of period | $25.11 | $29.69 | $41.70 | $51.92 | $69.12 | $35.72 | $64.56 | $81.54 | $66.41 | $79.82 |
| Value at end of period | $29.69 | $41.70 | $51.92 | $69.12 | $35.72 | $64.56 | $81.54 | $66.41 | $79.82 | $86.01 |
| Number of accumulation units outstanding at end of period | 644 | 6,340 | 5,867 | 19,815 | 16,306 | 21,707 | 24,027 | 27,119 | 25,573 | 27,618 |

**Condensed Financial Information (continued)**

**OPPENHEIMER GLOBAL FUND/VA**
(Funds were first received in this option during March 2007)

| | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 |
|---|---|---|---|---|---|---|---|---|---|---|
| Value at beginning of period | $27.87 | $23.11 | $25.33 | $21.97 | $15.80 | $26.57 | $24.61 | | | |
| Value at end of period | $35.28 | $27.87 | $23.11 | $25.33 | $21.97 | $15.80 | $26.57 | | | |
| Number of accumulation units outstanding at end of period | 0 | 0 | 0 | 4 | 4 | 4 | 2 | | | |

**OPPENHEIMER MAIN STREET SMALL CAP FUND®/VA**
(Funds were first received in this option during December 2005)

| | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 |
|---|---|---|---|---|---|---|---|---|---|---|
| Value at beginning of period | $15.64 | $13.33 | $13.70 | $11.17 | $8.18 | $13.24 | $13.47 | $11.78 | $11.91 | |
| Value at end of period | $21.93 | $15.64 | $13.33 | $13.70 | $11.17 | $8.18 | $13.24 | $13.47 | $11.78 | |
| Number of accumulation units outstanding at end of period | 58,058 | 53,550 | 49,129 | 45,480 | 37,789 | 2,612 | 2,328 | 1,951 | 1,189 | |

**PAX WORLD BALANCED FUND**

| | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 |
|---|---|---|---|---|---|---|---|---|---|---|
| Value at beginning of period | $13.68 | $12.36 | $12.66 | $11.38 | $9.43 | $13.68 | $12.57 | $11.42 | $10.89 | $10.71 |
| Value at end of period | $15.83 | $13.68 | $12.36 | $12.66 | $11.38 | $9.43 | $13.68 | $12.57 | $11.42 | $10.89 |
| Number of accumulation units outstanding at end of period | 68,852 | 70,584 | 89,390 | 86,563 | 116,445 | 104,238 | 25,685 | 18,194 | 805 | 559 |

**PIMCO VIT REAL RETURN PORTFOLIO**
(Funds were first received in this option during February 2005)

| | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 |
|---|---|---|---|---|---|---|---|---|---|---|
| Value at beginning of period | $17.04 | $15.75 | $14.18 | $13.19 | $11.21 | $12.12 | $11.03 | $11.00 | $10.84 | |
| Value at end of period | $15.38 | $17.04 | $15.75 | $14.18 | $13.19 | $11.21 | $12.12 | $11.03 | $11.00 | |
| Number of accumulation units outstanding at end of period | 137,753 | 166,193 | 174,742 | 147,160 | 79,059 | 41,953 | 26,415 | 2,615 | 574 | |

**PIONEER EMERGING MARKETS VCT PORTFOLIO**
(Funds were first received in this option during June 2007)

| | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 |
|---|---|---|---|---|---|---|---|---|---|---|
| Value at beginning of period | $9.03 | $8.11 | $10.64 | $9.23 | $5.32 | $12.79 | $10.89 | | | |
| Value at end of period | $8.80 | $9.03 | $8.11 | $10.64 | $9.23 | $5.32 | $12.79 | | | |
| Number of accumulation units outstanding at end of period | 4,773 | 4,185 | 7,617 | 8,640 | 9,463 | 6,476 | 12,745 | | | |

**PIONEER HIGH YIELD VCT PORTFOLIO**
(Funds were first received in this option during January 2005)

| | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 |
|---|---|---|---|---|---|---|---|---|---|---|
| Value at beginning of period | $16.73 | $14.49 | $14.82 | $12.63 | $7.91 | $12.32 | $11.70 | $10.84 | $10.64 | |
| Value at end of period | $18.64 | $16.73 | $14.49 | $14.82 | $12.63 | $7.91 | $12.32 | $11.70 | $10.84 | |
| Number of accumulation units outstanding at end of period | 48,007 | 50,013 | 30,388 | 21,893 | 16,453 | 9,687 | 3,070 | 1,954 | 497 | |

**SMALLCAP WORLD FUND®**
(Funds were first received in this option during October 2009)

| | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 |
|---|---|---|---|---|---|---|---|---|---|---|
| Value at beginning of period | $10.75 | $8.85 | $10.39 | $8.36 | $8.12 | | | | | |
| Value at end of period | $13.82 | $10.75 | $8.85 | $10.39 | $8.36 | | | | | |
| Number of accumulation units outstanding at end of period | 15,293 | 9,038 | 8,291 | 4,880 | 30 | | | | | |

**THE BOND FUND OF AMERICA℠**
(Funds were first received in this option during June 2008)

| | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 |
|---|---|---|---|---|---|---|---|---|---|---|
| Value at beginning of period | $11.87 | $11.27 | $10.65 | $9.98 | $8.73 | $9.90 | | | | |
| Value at end of period | $11.57 | $11.87 | $11.27 | $10.65 | $9.98 | $8.73 | | | | |
| Number of accumulation units outstanding at end of period | 6,544 | 6,831 | 383 | 1,008 | 311 | 54 | | | | |

**THE GROWTH FUND OF AMERICA®**

| | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 |
|---|---|---|---|---|---|---|---|---|---|---|
| Value at beginning of period | $15.42 | $12.86 | $13.59 | $12.17 | $9.10 | $15.01 | $13.62 | $12.35 | $10.87 | $9.96 |
| Value at end of period | $20.52 | $15.42 | $12.86 | $13.59 | $12.17 | $9.10 | $15.01 | $13.62 | $12.35 | $10.87 |
| Number of accumulation units outstanding at end of period | 338,391 | 348,210 | 352,289 | 344,683 | 339,960 | 273,606 | 81,624 | 54,736 | 21,900 | 12,419 |

**USAA PRECIOUS METALS AND MINERALS FUND**
(Funds were first received in this option during August 2011)

| | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 |
|---|---|---|---|---|---|---|---|---|---|---|
| Value at beginning of period | $7.67 | $8.77 | $10.70 | | | | | | | |
| Value at end of period | $3.70 | $7.67 | $8.77 | | | | | | | |
| Number of accumulation units outstanding at end of period | 33,284 | 20,368 | 3,208 | | | | | | | |

CFI 106

# Condensed Financial Information (continued)

| | 2004 | 2005 | 2006 | 2007 | 2008 | 2009 | 2010 | 2011 | 2012 | 2013 |
|---|---|---|---|---|---|---|---|---|---|---|
| **WANGER INTERNATIONAL** | | | | | | | | | | |
| (Funds were first received in this option during September 2007) | | | | | | | | | | |
| Value at beginning of period | | | | $10.40 | $10.53 | $5.70 | $8.48 | $10.54 | $8.95 | $10.82 |
| Value at end of period | | | | $10.53 | $5.70 | $8.48 | $10.54 | $8.95 | $10.82 | $13.17 |
| Number of accumulation units outstanding at end of period | | | | 2,662 | 5,342 | 7,545 | 6,239 | 7,147 | 3,182 | 2,905 |
| **WANGER SELECT** | | | | | | | | | | |
| (Funds were first received in this option during April 2006) | | | | | | | | | | |
| Value at beginning of period | | | $13.45 | $14.99 | $16.31 | $8.26 | $13.66 | $17.19 | $14.07 | $16.58 |
| Value at end of period | | | $14.99 | $16.31 | $8.26 | $13.66 | $17.19 | $14.07 | $16.58 | $22.19 |
| Number of accumulation units outstanding at end of period | | | 1,620 | 12,637 | 77,282 | 97,753 | 99,456 | 100,432 | 79,198 | 73,801 |
| **WANGER USA** | | | | | | | | | | |
| Value at beginning of period | $10.35 | $11.63 | $12.87 | $13.80 | $14.47 | $8.68 | $12.27 | $15.06 | $14.45 | $17.25 |
| Value at end of period | $11.63 | $12.87 | $13.80 | $14.47 | $8.68 | $12.27 | $15.06 | $14.45 | $17.25 | $22.94 |
| Number of accumulation units outstanding at end of period | 342 | 1,956 | 14,278 | 16,674 | 18,327 | 21,192 | 11,135 | 7,472 | 3,505 | 3,100 |
| **WASHINGTON MUTUAL INVESTORS FUND[SM]** | | | | | | | | | | |
| Value at beginning of period | $10.07 | $10.87 | $11.18 | $13.12 | $13.56 | $9.01 | $10.67 | $12.02 | $12.79 | $14.31 |
| Value at end of period | $10.87 | $11.18 | $13.12 | $13.56 | $9.01 | $10.67 | $12.02 | $12.79 | $14.31 | $18.76 |
| Number of accumulation units outstanding at end of period | 12,557 | 9,955 | 6,866 | 30,945 | 36,209 | 44,349 | 46,913 | 31,598 | 26,234 | 21,244 |
| **WELLS FARGO ADVANTAGE SPECIAL SMALL CAP VALUE FUND** | | | | | | | | | | |
| Value at beginning of period | $16.77 | $18.76 | $20.60 | $24.88 | $22.74 | $15.43 | $19.93 | $24.30 | $23.65 | $26.68 |
| Value at end of period | $18.76 | $20.60 | $24.88 | $22.74 | $15.43 | $19.93 | $24.30 | $23.65 | $26.68 | $36.64 |
| Number of accumulation units outstanding at end of period | 1,086 | 1,164 | 9,643 | 20,435 | 19,571 | 20,871 | 13,332 | 12,049 | 2,745 | 1,835 |

## TABLE 13

FOR CONTRACTS ISSUED UNDER 403(b), 401(a) AND 401(k) PLANS WITH TOTAL SEPARATE ACCOUNT CHARGES THAT CHANGED TO 0.55%
EFFECTIVE DECEMBER 16, 2003

(Selected data for accumulation units outstanding throughout each period)

| | 2004 | 2005 | 2006 | 2007 | 2008 | 2009 | 2010 | 2011 | 2012 | 2013 |
|---|---|---|---|---|---|---|---|---|---|---|
| **CALVERT VP SRI BALANCED PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $10.30 | $11.09 | $11.65 | $12.60 | $12.88 | $8.80 | $10.96 | $12.22 | $12.71 | $13.97 |
| Value at end of period | $11.09 | $11.65 | $12.60 | $12.88 | $8.80 | $10.96 | $12.22 | $12.71 | $13.97 | $16.39 |
| Number of accumulation units outstanding at end of period | 3,397 | 5,986 | 3,679 | 532 | 534 | 558 | 578 | 3,541 | 2,856 | 4,115 |
| **FIDELITY® VIP CONTRAFUND® PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $11.50 | $13.21 | $15.36 | $17.07 | $19.96 | $11.41 | $15.40 | $17.96 | $17.41 | $20.15 |
| Value at end of period | $13.21 | $15.36 | $17.07 | $19.96 | $11.41 | $15.40 | $17.96 | $17.41 | $20.15 | $26.31 |
| Number of accumulation units outstanding at end of period | 91,279 | 106,278 | 119,283 | 65,378 | 59,293 | 57,079 | 57,118 | 50,659 | 47,317 | 44,364 |
| **FIDELITY® VIP EQUITY-INCOME PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $10.58 | $11.74 | $12.36 | $14.77 | $14.92 | $8.51 | $11.02 | $12.62 | $12.67 | $14.78 |
| Value at end of period | $11.74 | $12.36 | $14.77 | $14.92 | $8.51 | $11.02 | $12.62 | $12.67 | $14.78 | $18.83 |
| Number of accumulation units outstanding at end of period | 86,883 | 78,723 | 68,536 | 36,708 | 33,843 | 33,424 | 33,852 | 31,707 | 25,071 | 26,246 |
| **FIDELITY® VIP GROWTH PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $9.27 | $9.53 | $10.02 | $10.65 | $13.45 | $7.07 | $9.02 | $11.13 | $11.10 | $12.66 |
| Value at end of period | $9.53 | $10.02 | $10.65 | $13.45 | $7.07 | $9.02 | $11.13 | $11.10 | $12.66 | $17.16 |
| Number of accumulation units outstanding at end of period | 94,934 | 89,225 | 90,967 | 46,143 | 41,426 | 45,095 | 43,997 | 43,031 | 42,130 | 44,650 |
| **FIDELITY® VIP OVERSEAS PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $10.85 | $12.27 | $14.52 | $17.05 | $19.90 | $11.12 | $13.99 | $15.74 | $12.97 | $15.57 |
| Value at end of period | $12.27 | $14.52 | $17.05 | $19.90 | $11.12 | $13.99 | $15.74 | $12.97 | $15.57 | $20.20 |
| Number of accumulation units outstanding at end of period | 6,556 | 9,319 | 14,395 | 5,700 | 4,458 | 2,604 | 2,005 | 2,204 | 2,156 | 3,123 |

**Condensed Financial Information (continued)**

| | 2004 | 2005 | 2006 | 2007 | 2008 | 2009 | 2010 | 2011 | 2012 | 2013 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING BALANCED PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $10.74 | $11.68 | $12.11 | $13.25 | $13.91 | $9.95 | $11.80 | $13.39 | $13.14 | $14.85 |
| Value at end of period | $11.68 | $12.11 | $13.25 | $13.91 | $9.95 | $11.80 | $13.39 | $13.14 | $14.85 | $17.23 |
| Number of accumulation units outstanding at end of period | 81,057 | 87,003 | 79,825 | 36,125 | 23,631 | 21,940 | 21,191 | 18,475 | 17,666 | 13,621 |
| **ING BLACKROCK LARGE CAP GROWTH PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2007) | | | | | | | | | | |
| Value at beginning of period | | | | $10.68 | $10.46 | $6.35 | $8.25 | $9.32 | $9.15 | $10.44 |
| Value at end of period | | | | $10.46 | $6.35 | $8.25 | $9.32 | $9.15 | $10.44 | $13.86 |
| Number of accumulation units outstanding at end of period | | | | 20,341 | 15,873 | 15,676 | 14,533 | 15,501 | 11,965 | 11,234 |
| **ING CLARION REAL ESTATE PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during October 2006) | | | | | | | | | | |
| Value at beginning of period | | | $11.62 | $12.36 | $10.11 | $6.18 | $8.35 | $10.63 | $11.58 | $13.30 |
| Value at end of period | | | $12.36 | $10.11 | $6.18 | $8.35 | $10.63 | $11.58 | $13.30 | $13.50 |
| Number of accumulation units outstanding at end of period | | | 15 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| **ING GLOBAL BOND PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2005) | | | | | | | | | | |
| Value at beginning of period | | $9.89 | $10.07 | $10.86 | $11.74 | $9.87 | $11.93 | $13.75 | $14.18 | $15.22 |
| Value at end of period | | $10.07 | $10.86 | $11.74 | $9.87 | $11.93 | $13.75 | $14.18 | $15.22 | $14.53 |
| Number of accumulation units outstanding at end of period | | 31,154 | 39,657 | 18,166 | 13,868 | 10,193 | 9,926 | 8,779 | 10,102 | 10,447 |
| **ING GLOBAL RESOURCES PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during January 2007) | | | | | | | | | | |
| Value at beginning of period | | | | $9.69 | $13.57 | $7.96 | $10.89 | $13.17 | $11.90 | $11.50 |
| Value at end of period | | | | $13.57 | $7.96 | $10.89 | $13.17 | $11.90 | $11.50 | $12.99 |
| Number of accumulation units outstanding at end of period | | | | 8,284 | 18,968 | 14,245 | 13,964 | 15,348 | 8,928 | 7,040 |
| **ING GROWTH AND INCOME PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $9.05 | $9.76 | $10.49 | $11.92 | $12.73 | $7.90 | $10.23 | $11.61 | $11.52 | $13.26 |
| Value at end of period | $9.76 | $10.49 | $11.92 | $12.73 | $7.90 | $10.23 | $11.61 | $11.52 | $13.26 | $17.23 |
| Number of accumulation units outstanding at end of period | 508,124 | 426,795 | 405,587 | 201,083 | 177,933 | 165,930 | 173,498 | 160,471 | 140,203 | 154,901 |
| **ING INDEX PLUS LARGECAP PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $9.74 | $10.71 | $11.22 | $12.79 | $13.36 | $8.34 | $10.22 | $11.59 | $11.51 | $13.10 |
| Value at end of period | $10.71 | $11.22 | $12.79 | $13.36 | $8.34 | $10.22 | $11.59 | $11.51 | $13.10 | $17.32 |
| Number of accumulation units outstanding at end of period | 127,122 | 153,542 | 153,886 | 85,230 | 79,689 | 74,113 | 63,888 | 44,668 | 48,993 | 50,722 |
| **ING INDEX PLUS MIDCAP PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $11.79 | $13.68 | $15.12 | $16.45 | $17.26 | $10.72 | $14.04 | $17.02 | $16.73 | $19.59 |
| Value at end of period | $13.68 | $15.12 | $16.45 | $17.26 | $10.72 | $14.04 | $17.02 | $16.73 | $19.59 | $26.21 |
| Number of accumulation units outstanding at end of period | 82,575 | 102,137 | 102,804 | 37,656 | 32,771 | 35,909 | 34,799 | 33,027 | 33,249 | 33,168 |
| **ING INDEX PLUS SMALLCAP PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $12.09 | $14.68 | $15.71 | $17.79 | $16.59 | $10.96 | $13.61 | $16.62 | $16.41 | $18.34 |
| Value at end of period | $14.68 | $15.71 | $17.79 | $16.59 | $10.96 | $13.61 | $16.62 | $16.41 | $18.34 | $26.03 |
| Number of accumulation units outstanding at end of period | 23,272 | 34,393 | 35,044 | 15,608 | 15,285 | 15,040 | 16,596 | 15,774 | 16,046 | 16,059 |
| **ING INTERMEDIATE BOND PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $11.70 | $12.21 | $12.52 | $12.96 | $13.66 | $12.44 | $13.80 | $15.07 | $16.12 | $17.54 |
| Value at end of period | $12.21 | $12.52 | $12.96 | $13.66 | $12.44 | $13.80 | $15.07 | $16.12 | $17.54 | $17.42 |
| Number of accumulation units outstanding at end of period | 83,757 | 81,811 | 68,029 | 43,699 | 42,348 | 33,930 | 25,822 | 26,097 | 25,450 | 19,506 |
| **ING INTERNATIONAL INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during August 2009) | | | | | | | | | | |
| Value at beginning of period | | | | | | $6.94 | $7.56 | $8.11 | $7.08 | $8.36 |
| Value at end of period | | | | | | $7.56 | $8.11 | $7.08 | $8.36 | $10.10 |
| Number of accumulation units outstanding at end of period | | | | | | 3,684 | 3,278 | 3,496 | 3,448 | 4,229 |
| **ING INVESCO EQUITY AND INCOME PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2005) | | | | | | | | | | |
| Value at beginning of period | | $9.99 | $10.75 | $12.05 | $12.41 | $9.46 | $11.54 | $12.89 | $12.68 | $14.22 |
| Value at end of period | | $10.75 | $12.05 | $12.41 | $9.46 | $11.54 | $12.89 | $12.68 | $14.22 | $17.67 |
| Number of accumulation units outstanding at end of period | | 106,096 | 110,104 | 55,146 | 37,121 | 31,412 | 30,283 | 26,293 | 27,552 | 27,206 |

CFI 108

# Condensed Financial Information (continued)

| | 2004 | 2005 | 2006 | 2007 | 2008 | 2009 | 2010 | 2011 | 2012 | 2013 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING LARGE CAP GROWTH PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during January 2011) | | | | | | | | | | |
| Value at beginning of period | | | | | | | | $10.32 | $10.38 | $12.19 |
| Value at end of period | | | | | | | | $10.38 | $12.19 | $15.87 |
| Number of accumulation units outstanding at end of period | | | | | | | | 36,937 | 35,577 | 35,751 |
| **ING MFS TOTAL RETURN PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during February 2005) | | | | | | | | | | |
| Value at beginning of period | | $12.54 | $12.86 | $14.31 | $14.80 | $11.43 | $13.40 | $14.64 | $14.79 | $16.36 |
| Value at end of period | | $12.86 | $14.31 | $14.80 | $11.43 | $13.40 | $14.64 | $14.79 | $16.36 | $19.31 |
| Number of accumulation units outstanding at end of period | | 4 | 9 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| **ING MIDCAP OPPORTUNITIES PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during March 2013) | | | | | | | | | | |
| Value at beginning of period | | | | | | | | | | $23.71 |
| Value at end of period | | | | | | | | | | $28.47 |
| Number of accumulation units outstanding at end of period | | | | | | | | | | 3,335 |
| **ING MONEY MARKET PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $10.35 | $10.41 | $10.66 | $11.12 | $11.63 | $11.87 | $11.85 | $11.81 | $11.75 | $11.69 |
| Value at end of period | $10.41 | $10.66 | $11.12 | $11.63 | $11.87 | $11.85 | $11.81 | $11.75 | $11.69 | $11.62 |
| Number of accumulation units outstanding at end of period | 14,920 | 11,479 | 26,619 | 48,791 | 18,681 | 38,913 | 18,612 | 9,934 | 15,090 | 3,782 |
| **ING OPPENHEIMER GLOBAL PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2005) | | | | | | | | | | |
| Value at beginning of period | | $10.02 | $11.72 | $13.75 | $14.58 | $8.65 | $12.01 | $13.87 | $12.67 | $15.33 |
| Value at end of period | | $11.72 | $13.75 | $14.58 | $8.65 | $12.01 | $13.87 | $12.67 | $15.33 | $19.38 |
| Number of accumulation units outstanding at end of period | | 191,327 | 188,203 | 86,061 | 72,337 | 71,028 | 70,498 | 72,289 | 63,959 | 62,003 |
| **ING SMALL COMPANY PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $10.96 | $12.46 | $13.67 | $15.88 | $16.72 | $11.47 | $14.55 | $17.99 | $17.45 | $19.87 |
| Value at end of period | $12.46 | $13.67 | $15.88 | $16.72 | $11.47 | $14.55 | $17.99 | $17.45 | $19.87 | $27.23 |
| Number of accumulation units outstanding at end of period | 30,745 | 32,500 | 34,638 | 19,185 | 21,547 | 18,035 | 19,021 | 15,447 | 15,428 | 15,789 |
| **ING SOLUTION 2015 PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during June 2006) | | | | | | | | | | |
| Value at beginning of period | | | $10.80 | $11.82 | $12.30 | $8.95 | $10.88 | $12.04 | $11.89 | $13.18 |
| Value at end of period | | | $11.82 | $12.30 | $8.95 | $10.88 | $12.04 | $11.89 | $13.18 | $14.30 |
| Number of accumulation units outstanding at end of period | | | 12,038 | 5,463 | 289 | 405 | 331 | 402 | 501 | 546 |
| **ING SOLUTION 2025 PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during June 2006) | | | | | | | | | | |
| Value at beginning of period | | | $11.15 | $12.27 | $12.77 | $8.40 | $10.51 | $11.89 | $11.46 | $12.93 |
| Value at end of period | | | $12.27 | $12.77 | $8.40 | $10.51 | $11.89 | $11.46 | $12.93 | $14.95 |
| Number of accumulation units outstanding at end of period | | | 13,235 | 250 | 449 | 678 | 937 | 1,211 | 1,486 | 1,814 |
| **ING SOLUTION 2035 PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during June 2006) | | | | | | | | | | |
| Value at beginning of period | | | $11.27 | $12.62 | $13.22 | $8.28 | $10.57 | $12.04 | $11.42 | $13.07 |
| Value at end of period | | | $12.62 | $13.22 | $8.28 | $10.57 | $12.04 | $11.42 | $13.07 | $15.65 |
| Number of accumulation units outstanding at end of period | | | 1,714 | 5,302 | 6,413 | 5,022 | 5,814 | 6,866 | 7,953 | 8,608 |
| **ING SOLUTION 2045 PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during June 2006) | | | | | | | | | | |
| Value at beginning of period | | | $11.71 | $12.96 | $13.64 | $8.16 | $10.53 | $12.06 | $11.38 | $13.07 |
| Value at end of period | | | $12.96 | $13.64 | $8.16 | $10.53 | $12.06 | $11.38 | $13.07 | $16.04 |
| Number of accumulation units outstanding at end of period | | | 195 | 10,654 | 11,959 | 13,924 | 15,481 | 16,804 | 18,171 | 19,300 |
| **ING SOLUTION 2055 PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during May 2012) | | | | | | | | | | |
| Value at beginning of period | | | | | | | | | $11.60 | $12.55 |
| Value at end of period | | | | | | | | | $12.55 | $15.41 |
| Number of accumulation units outstanding at end of period | | | | | | | | | 16 | 127 |

CFI 109

**Condensed Financial Information (continued)**

| | 2004 | 2005 | 2006 | 2007 | 2008 | 2009 | 2010 | 2011 | 2012 | 2013 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING SOLUTION INCOME PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during May 2012) | | | | | | | | | | |
| Value at beginning of period | | | | | | | | | $12.70 | $13.27 |
| Value at end of period | | | | | | | | | $13.27 | $14.12 |
| Number of accumulation units outstanding at end of period | | | | | | | | | 1 | 0 |
| **ING STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $10.74 | $11.53 | $11.91 | $12.84 | $13.51 | $10.27 | $12.04 | $13.29 | $13.46 | $15.03 |
| Value at end of period | $11.53 | $11.91 | $12.84 | $13.51 | $10.27 | $12.04 | $13.29 | $13.46 | $15.03 | $16.76 |
| Number of accumulation units outstanding at end of period | 6,987 | 5,749 | 6,007 | 5,289 | 6,207 | 6,310 | 8,802 | 6,787 | 7,563 | 7,561 |
| **ING STRATEGIC ALLOCATION GROWTH PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $10.38 | $11.57 | $12.22 | $13.75 | $14.37 | $9.14 | $11.38 | $12.80 | $12.35 | $14.13 |
| Value at end of period | $11.57 | $12.22 | $13.75 | $14.37 | $9.14 | $11.38 | $12.80 | $12.35 | $14.13 | $17.20 |
| Number of accumulation units outstanding at end of period | 6,742 | 8,320 | 20,364 | 7,898 | 7,566 | 7,943 | 9,033 | 9,565 | 10,339 | 10,648 |
| **ING STRATEGIC ALLOCATION MODERATE PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $10.55 | $11.56 | $12.04 | $13.31 | $13.96 | $9.65 | $11.70 | $13.03 | $12.89 | $14.56 |
| Value at end of period | $11.56 | $12.04 | $13.31 | $13.96 | $9.65 | $11.70 | $13.03 | $12.89 | $14.56 | $16.88 |
| Number of accumulation units outstanding at end of period | 11,479 | 8,368 | 8,875 | 5,957 | 5,914 | 5,772 | 5,120 | 5,071 | 5,458 | 5,409 |
| **ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2005) | | | | | | | | | | |
| Value at beginning of period | | $9.94 | $11.16 | $12.11 | $13.66 | $7.72 | $11.25 | $14.37 | $13.76 | $15.90 |
| Value at end of period | | $11.16 | $12.11 | $13.66 | $7.72 | $11.25 | $14.37 | $13.76 | $15.90 | $21.37 |
| Number of accumulation units outstanding at end of period | | 217,039 | 219,789 | 82,810 | 71,144 | 71,671 | 64,967 | 61,797 | 52,081 | 48,378 |
| **ING T. ROWE PRICE EQUITY INCOME PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during February 2005) | | | | | | | | | | |
| Value at beginning of period | | $14.08 | $14.48 | $17.15 | $17.58 | $11.24 | $13.97 | $15.97 | $15.74 | $18.35 |
| Value at end of period | | $14.48 | $17.15 | $17.58 | $11.24 | $13.97 | $15.97 | $15.74 | $18.35 | $23.68 |
| Number of accumulation units outstanding at end of period | | 5 | 9 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| **ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $10.37 | $11.35 | $11.98 | $13.50 | $14.76 | $8.48 | $12.06 | $14.02 | $13.79 | $16.31 |
| Value at end of period | $11.35 | $11.98 | $13.50 | $14.76 | $8.48 | $12.06 | $14.02 | $13.79 | $16.31 | $22.58 |
| Number of accumulation units outstanding at end of period | 35,842 | 36,029 | 33,622 | 11,044 | 10,647 | 12,008 | 13,481 | 13,415 | 13,196 | 14,682 |
| **ING TEMPLETON FOREIGN EQUITY PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2008) | | | | | | | | | | |
| Value at beginning of period | | | | | $10.20 | $6.32 | $8.30 | $8.99 | $7.87 | $9.30 |
| Value at end of period | | | | | $6.32 | $8.30 | $8.99 | $7.87 | $9.30 | $11.13 |
| Number of accumulation units outstanding at end of period | | | | | 26,651 | 22,785 | 21,657 | 22,034 | 21,667 | 21,079 |
| **INVESCO V.I. AMERICAN FRANCHISE FUND** | | | | | | | | | | |
| (Funds were first received in this option during April 2012) | | | | | | | | | | |
| Value at beginning of period | | | | | | | | | $37.19 | $36.12 |
| Value at end of period | | | | | | | | | $36.12 | $50.34 |
| Number of accumulation units outstanding at end of period | | | | | | | | | 185 | 523 |
| **INVESCO V.I. CORE EQUITY FUND** | | | | | | | | | | |
| Value at beginning of period | $10.32 | $11.18 | $11.71 | $13.60 | $14.62 | $10.16 | $12.96 | $14.12 | $14.03 | $15.89 |
| Value at end of period | $11.18 | $11.71 | $13.60 | $14.62 | $10.16 | $12.96 | $14.12 | $14.03 | $15.89 | $20.43 |
| Number of accumulation units outstanding at end of period | 2,793 | 3,091 | 5,492 | 1,755 | 1,679 | 1,470 | 1,213 | 3,998 | 1,128 | 1,126 |
| **NEUBERGER BERMAN SOCIALLY RESPONSIVE FUND®** | | | | | | | | | | |
| (Funds were first received in this option during May 2006) | | | | | | | | | | |
| Value at beginning of period | | | $10.08 | $10.74 | $11.47 | $6.97 | $9.03 | $11.01 | $10.61 | $11.70 |
| Value at end of period | | | $10.74 | $11.47 | $6.97 | $9.03 | $11.01 | $10.61 | $11.70 | $16.05 |
| Number of accumulation units outstanding at end of period | | | 88 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |

# Condensed Financial Information (continued)

| OPPENHEIMER DEVELOPING MARKETS FUND | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 |
|---|---|---|---|---|---|---|---|---|---|---|
| (Funds were first received in this option during October 2006) | | | | | | | | | | |
| Value at beginning of period | $77.64 | $64.60 | $79.31 | $62.80 | $34.75 | $67.23 | $50.50 | $43.28 | | |
| Value at end of period | $83.67 | $77.64 | $64.60 | $79.31 | $62.80 | $34.75 | $67.23 | $50.50 | | |
| Number of accumulation units outstanding at end of period | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 140 | | |
| **THE GROWTH FUND OF AMERICA®** | | | | | | | | | | |
| (Funds were first received in this option during May 2006) | | | | | | | | | | |
| Value at beginning of period | $15.42 | $12.86 | $13.59 | $12.17 | $9.10 | $15.01 | $13.62 | $13.19 | | |
| Value at end of period | $20.52 | $15.42 | $12.86 | $13.59 | $12.17 | $9.10 | $15.01 | $13.62 | | |
| Number of accumulation units outstanding at end of period | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 58 | | |
| **WANGER USA** | | | | | | | | | | |
| (Funds were first received in this option during October 2006) | | | | | | | | | | |
| Value at beginning of period | $17.25 | $14.45 | $15.06 | $12.27 | $8.68 | $14.47 | $13.80 | $13.34 | | |
| Value at end of period | $22.94 | $17.25 | $14.45 | $15.06 | $12.27 | $8.68 | $14.47 | $13.80 | | |
| Number of accumulation units outstanding at end of period | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 13 | | |

## TABLE 14

### FOR CONTRACTS ISSUED UNDER 403(b), 401(a) AND 401(k) PLANS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 0.60%

(Selected data for accumulation units outstanding throughout each period)

| ALGER GREEN FUND | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 |
|---|---|---|---|---|---|---|---|---|---|---|
| (Funds were first received in this option during September 2010) | | | | | | | | | | |
| Value at beginning of period | $15.24 | $13.35 | $14.17 | $12.40 | | | | | | |
| Value at end of period | $20.41 | $15.24 | $13.35 | $14.17 | | | | | | |
| Number of accumulation units outstanding at end of period | 439 | 113 | 71 | 30 | | | | | | |
| **AMANA GROWTH FUND** | | | | | | | | | | |
| (Funds were first received in this option during December 2009) | | | | | | | | | | |
| Value at beginning of period | $12.01 | $10.86 | $11.14 | $9.67 | $9.54 | | | | | |
| Value at end of period | $14.66 | $12.01 | $10.86 | $11.14 | $9.67 | | | | | |
| Number of accumulation units outstanding at end of period | 9,740 | 14,245 | 6,114 | 4,017 | 811 | | | | | |
| **AMANA INCOME FUND** | | | | | | | | | | |
| (Funds were first received in this option during December 2010) | | | | | | | | | | |
| Value at beginning of period | $12.26 | $11.25 | $11.10 | $11.01 | | | | | | |
| Value at end of period | $15.81 | $12.26 | $11.25 | $11.10 | | | | | | |
| Number of accumulation units outstanding at end of period | 3,401 | 8,172 | 10,380 | 3,094 | | | | | | |
| **AMERICAN CENTURY® INFLATION-ADJUSTED BOND FUND** | | | | | | | | | | |
| (Funds were first received in this option during September 2009) | | | | | | | | | | |
| Value at beginning of period | $13.41 | $12.65 | $11.26 | $10.74 | $10.50 | | | | | |
| Value at end of period | $12.12 | $13.41 | $12.65 | $11.26 | $10.74 | | | | | |
| Number of accumulation units outstanding at end of period | 12,135 | 18,786 | 5,163 | 172 | 20 | | | | | |
| **ARIEL FUND** | | | | | | | | | | |
| (Funds were first received in this option during December 2010) | | | | | | | | | | |
| Value at beginning of period | $18.43 | $15.41 | $17.49 | $17.20 | | | | | | |
| Value at end of period | $26.51 | $18.43 | $15.41 | $17.49 | | | | | | |
| Number of accumulation units outstanding at end of period | 1,431 | 891 | 691 | 691 | | | | | | |
| **ARTISAN INTERNATIONAL FUND** | | | | | | | | | | |
| (Funds were first received in this option during April 2009) | | | | | | | | | | |
| Value at beginning of period | $9.74 | $7.81 | $8.47 | $8.05 | $5.67 | | | | | |
| Value at end of period | $12.12 | $9.74 | $7.81 | $8.47 | $8.05 | | | | | |
| Number of accumulation units outstanding at end of period | 8,478 | 20,816 | 4,374 | 3,884 | 4,079 | | | | | |

CFI 111

| | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ASTON/FAIRPOINTE MID CAP FUND** | | | | | | | | | | |
| (Funds were first received in this option during December 2010) | | | | | | | | | | |
| Value at beginning of period | $12.65 | $10.93 | $11.76 | $11.69 | | | | | | |
| Value at end of period | $18.17 | $12.65 | $10.93 | $11.76 | | | | | | |
| Number of accumulation units outstanding at end of period | 1,777 | 2,514 | 2,692 | 469 | | | | | | |
| **BLACKROCK MID CAP VALUE OPPORTUNITIES FUND** | | | | | | | | | | |
| (Funds were first received in this option during September 2009) | | | | | | | | | | |
| Value at beginning of period | $17.57 | $15.62 | $15.80 | $12.65 | $12.08 | | | | | |
| Value at end of period | $23.28 | $17.57 | $15.62 | $15.80 | $12.65 | | | | | |
| Number of accumulation units outstanding at end of period | 870 | 338 | 455 | 210 | 10 | | | | | |
| **CALVERT VP SRI BALANCED PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $14.87 | $13.54 | $13.02 | $11.69 | $9.39 | $13.75 | $13.46 | $12.45 | $11.85 | $11.02 |
| Value at end of period | $17.44 | $14.87 | $13.54 | $13.02 | $11.69 | $9.39 | $13.75 | $13.46 | $12.45 | $11.85 |
| Number of accumulation units outstanding at end of period | 17,535 | 8,148 | 6,932 | 7,590 | 4,895 | 17,133 | 22,592 | 8,537 | 4,758 | 16,312 |
| **COHEN & STEERS REALTY SHARES, INC.** | | | | | | | | | | |
| (Funds were first received in this option during March 2012) | | | | | | | | | | |
| Value at beginning of period | $10.92 | $10.28 | | | | | | | | |
| Value at end of period | $11.19 | $10.92 | | | | | | | | |
| Number of accumulation units outstanding at end of period | 1,244 | 181 | | | | | | | | |
| **COLUMBIA DIVERSIFIED EQUITY INCOME FUND** | | | | | | | | | | |
| (Funds were first received in this option during September 2008) | | | | | | | | | | |
| Value at beginning of period | $9.78 | $8.55 | $9.07 | $7.84 | $6.20 | $8.48 | | | | |
| Value at end of period | $12.71 | $9.78 | $8.55 | $9.07 | $7.84 | $6.20 | | | | |
| Number of accumulation units outstanding at end of period | 26,702 | 23,618 | 52 | 0 | 0 | 62 | | | | |
| **COLUMBIA MID CAP VALUE FUND (CLASS A)** | | | | | | | | | | |
| (Funds were first received in this option during October 2008) | | | | | | | | | | |
| Value at beginning of period | $10.81 | $9.33 | $9.81 | $8.03 | $6.11 | $6.08 | | | | |
| Value at end of period | $14.52 | $10.81 | $9.33 | $9.81 | $8.03 | $6.11 | | | | |
| Number of accumulation units outstanding at end of period | 4,777 | 4,159 | 403 | 0 | 648 | 82 | | | | |
| **DELAWARE SMALL CAP VALUE FUND** | | | | | | | | | | |
| (Funds were first received in this option during August 2013) | | | | | | | | | | |
| Value at beginning of period | $11.17 | | | | | | | | | |
| Value at end of period | $12.08 | | | | | | | | | |
| Number of accumulation units outstanding at end of period | 133 | | | | | | | | | |
| **EUROPACIFIC GROWTH FUND®** | | | | | | | | | | |
| Value at beginning of period | $17.91 | $15.11 | $17.60 | $16.18 | $11.70 | $19.80 | $16.76 | $13.84 | $11.50 | $10.37 |
| Value at end of period | $21.39 | $17.91 | $15.11 | $17.60 | $16.18 | $11.70 | $19.80 | $16.76 | $13.84 | $11.50 |
| Number of accumulation units outstanding at end of period | 111,574 | 92,772 | 58,722 | 46,705 | 35,174 | 48,805 | 42,629 | 30,646 | 4,677 | 700 |
| **FIDELITY® VIP CONTRAFUND® PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $23.01 | $19.88 | $20.52 | $17.61 | $13.05 | $22.85 | $19.55 | $17.60 | $15.14 | $13.19 |
| Value at end of period | $30.02 | $23.01 | $19.88 | $20.52 | $17.61 | $13.05 | $22.85 | $19.55 | $17.60 | $15.14 |
| Number of accumulation units outstanding at end of period | 139,076 | 119,951 | 2,964,998 | 3,084,650 | 214,023 | 275,711 | 217,169 | 383,019 | 270,004 | 702,963 |
| **FIDELITY® VIP EQUITY-INCOME PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $15.94 | $13.67 | $13.62 | $11.90 | $9.19 | $16.12 | $15.98 | $13.37 | $12.71 | $11.46 |
| Value at end of period | $20.30 | $15.94 | $13.67 | $13.62 | $11.90 | $9.19 | $16.12 | $15.98 | $13.37 | $12.71 |
| Number of accumulation units outstanding at end of period | 66,500 | 48,496 | 62,119 | 74,752 | 75,945 | 83,733 | 172,172 | 272,073 | 149,572 | 825,795 |
| **FIDELITY® VIP GROWTH PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $15.01 | $13.17 | $13.22 | $10.71 | $8.40 | $15.99 | $12.67 | $11.93 | $11.35 | $11.04 |
| Value at end of period | $20.34 | $15.01 | $13.17 | $13.22 | $10.71 | $8.40 | $15.99 | $12.67 | $11.93 | $11.35 |
| Number of accumulation units outstanding at end of period | 183,297 | 131,669 | 135,068 | 171,423 | 166,798 | 222,467 | 277,105 | 358,554 | 240,015 | 552,845 |

| | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 |
|---|---|---|---|---|---|---|---|---|---|---|
| **FIDELITY® VIP OVERSEAS PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $13.59 | $11.33 | $13.76 | $12.23 | $9.73 | $17.41 | $14.93 | $12.72 | $12.09 | $9.52 |
| Value at end of period | $17.63 | $13.59 | $11.33 | $13.76 | $12.23 | $9.73 | $17.41 | $14.93 | $12.72 | $12.09 |
| Number of accumulation units outstanding at end of period | 50,715 | 9,765 | 12,226 | 12,641 | 5,010 | 8,353 | 23,873 | 40,984 | 23,641 | 66,264 |
| **FRANKLIN SMALL CAP VALUE SECURITIES FUND** | | | | | | | | | | |
| Value at beginning of period | $22.51 | $19.13 | $19.99 | $15.69 | $12.22 | $18.35 | $18.91 | $16.26 | $15.04 | $12.23 |
| Value at end of period | $30.48 | $22.51 | $19.13 | $19.99 | $15.69 | $12.22 | $18.35 | $18.91 | $16.26 | $15.04 |
| Number of accumulation units outstanding at end of period | 27,386 | 19,365 | 48,892 | 34,310 | 41,203 | 39,970 | 71,611 | 94,815 | 55,654 | 36,672 |
| **FUNDAMENTAL INVESTORS^SM** | | | | | | | | | | |
| (Funds were first received in this option during August 2008) | | | | | | | | | | |
| Value at beginning of period | $10.44 | $8.97 | $9.20 | $8.12 | $6.12 | $8.99 | | | | |
| Value at end of period | $13.64 | $10.44 | $8.97 | $9.20 | $8.12 | $6.12 | | | | |
| Number of accumulation units outstanding at end of period | 48,643 | 50,325 | 32,868 | 27,297 | 27,145 | 3,605 | | | | |
| **ING AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $20.82 | $18.00 | $18.70 | $15.42 | $11.43 | $15.66 | $16.22 | $14.14 | $13.19 | $10.93 |
| Value at end of period | $27.18 | $20.82 | $18.00 | $18.70 | $15.42 | $11.43 | $15.66 | $16.22 | $14.14 | $13.19 |
| Number of accumulation units outstanding at end of period | 18,349 | 17,524 | 974,104 | 1,058,659 | 1,693 | 13,720 | 25,283 | 16,573 | 6,993 | 4,113 |
| **ING BALANCED PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $16.43 | $14.54 | $14.83 | $13.07 | $11.03 | $15.43 | $14.70 | $13.45 | $12.98 | $11.93 |
| Value at end of period | $19.06 | $16.43 | $14.54 | $14.83 | $13.07 | $11.03 | $15.43 | $14.70 | $13.45 | $12.98 |
| Number of accumulation units outstanding at end of period | 107,258 | 143,895 | 597,025 | 577,301 | 195,593 | 243,823 | 309,890 | 465,727 | 386,523 | 839,644 |
| **ING BARON GROWTH PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $22.64 | $19.03 | $18.73 | $14.90 | $11.08 | $18.98 | $18.00 | $15.71 | $14.72 | $11.57 |
| Value at end of period | $31.25 | $22.64 | $19.03 | $18.73 | $14.90 | $11.08 | $18.98 | $18.00 | $15.71 | $14.72 |
| Number of accumulation units outstanding at end of period | 30,023 | 19,772 | 769,737 | 759,990 | 34,236 | 38,972 | 78,794 | 83,323 | 27,529 | 16,444 |
| **ING BLACKROCK HEALTH SCIENCES OPPORTUNITIES PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during July 2005) | | | | | | | | | | |
| Value at beginning of period | $15.21 | $12.88 | $12.37 | $11.63 | $9.75 | $13.75 | $12.74 | $11.26 | $10.82 | |
| Value at end of period | $21.81 | $15.21 | $12.88 | $12.37 | $11.63 | $9.75 | $13.75 | $12.74 | $11.26 | |
| Number of accumulation units outstanding at end of period | 6,709 | 3,493 | 1,490 | 2,669 | 2,593 | 2,250 | 1,221 | 9,428 | 807 | |
| **ING BLACKROCK LARGE CAP GROWTH PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2007) | | | | | | | | | | |
| Value at beginning of period | $10.43 | $9.14 | $9.32 | $8.25 | $6.36 | $10.47 | $10.69 | | | |
| Value at end of period | $13.83 | $10.43 | $9.14 | $9.32 | $8.25 | $6.36 | $10.47 | | | |
| Number of accumulation units outstanding at end of period | 54,398 | 58,011 | 57,875 | 53,140 | 52,439 | 61,775 | 73,986 | | | |
| **ING CLARION GLOBAL REAL ESTATE PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during September 2008) | | | | | | | | | | |
| Value at beginning of period | $12.20 | $9.73 | $10.32 | $8.93 | $6.72 | $9.74 | | | | |
| Value at end of period | $12.60 | $12.20 | $9.73 | $10.32 | $8.93 | $6.72 | | | | |
| Number of accumulation units outstanding at end of period | 36,309 | 37,217 | 30,941 | 17,573 | 20,273 | 17,017 | | | | |
| **ING CLARION REAL ESTATE PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during June 2006) | | | | | | | | | | |
| Value at beginning of period | $13.26 | $11.55 | $10.61 | $8.34 | $6.17 | $10.10 | $12.35 | $10.05 | | |
| Value at end of period | $13.45 | $13.26 | $11.55 | $10.61 | $8.34 | $6.17 | $10.10 | $12.35 | | |
| Number of accumulation units outstanding at end of period | 14,491 | 15,527 | 9,840 | 6,970 | 6,100 | 5,648 | 1,366 | 33,884 | | |
| **ING COLUMBIA CONTRARIAN CORE PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $20.35 | $18.24 | $19.25 | $17.28 | $13.21 | $21.86 | $21.12 | $18.66 | $18.07 | $16.76 |
| Value at end of period | $27.26 | $20.35 | $18.24 | $19.25 | $17.28 | $13.21 | $21.86 | $21.12 | $18.66 | $18.07 |
| Number of accumulation units outstanding at end of period | 4,501 | 4,236 | 3,759 | 6,264 | 7,027 | 10,487 | 7,554 | 4,188 | 1,604 | 2,690 |
| **ING COLUMBIA SMALL CAP VALUE II PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during August 2008) | | | | | | | | | | |
| Value at beginning of period | $11.49 | $10.12 | $10.47 | $8.41 | $6.78 | $9.86 | | | | |
| Value at end of period | $15.99 | $11.49 | $10.12 | $10.47 | $8.41 | $6.78 | | | | |
| Number of accumulation units outstanding at end of period | 685 | 1,888 | 323 | 287 | 63 | 63 | | | | |

CFI 113

**Condensed Financial Information (continued)**

| | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING FMR℠ DIVERSIFIED MID CAP PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during August 2005) | | | | | | | | | | |
| Value at beginning of period | $16.19 | $14.21 | $16.05 | $12.58 | $9.09 | $15.03 | $13.21 | $11.88 | $11.00 | |
| Value at end of period | $21.89 | $16.19 | $14.21 | $16.05 | $12.58 | $9.09 | $15.03 | $13.21 | $11.88 | |
| Number of accumulation units outstanding at end of period | 40,085 | 32,009 | 14,478 | 6,783 | 4,817 | 7,511 | 13 | 5,701 | 550 | |
| **ING GLOBAL BOND PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during November 2005) | | | | | | | | | | |
| Value at beginning of period | $15.16 | $14.27 | $13.85 | $12.02 | $9.95 | $11.73 | $10.85 | $10.17 | $10.03 | |
| Value at end of period | $14.61 | $15.16 | $14.27 | $13.85 | $12.02 | $9.95 | $11.73 | $10.85 | $10.17 | |
| Number of accumulation units outstanding at end of period | 91,500 | 52,617 | 57,058 | 73,001 | 77,956 | 90,415 | 96,452 | 122,436 | 81,732 | |
| **ING GLOBAL RESOURCES PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during January 2007) | | | | | | | | | | |
| Value at beginning of period | $11.46 | $11.87 | $13.14 | $10.87 | $7.95 | $13.56 | $9.69 | | | |
| Value at end of period | $12.94 | $11.46 | $11.87 | $13.14 | $10.87 | $7.95 | $13.56 | | | |
| Number of accumulation units outstanding at end of period | 37,127 | 44,787 | 38,056 | 45,194 | 35,739 | 60,759 | 44,806 | | | |
| **ING GROWTH AND INCOME PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $11.58 | $10.06 | $10.15 | $8.94 | $6.91 | $11.14 | $10.44 | $9.20 | $8.55 | $7.94 |
| Value at end of period | $15.04 | $11.58 | $10.06 | $10.15 | $8.94 | $6.91 | $11.14 | $10.44 | $9.20 | $9.62 |
| Number of accumulation units outstanding at end of period | 346,597 | 334,106 | 425,911 | 532,361 | 524,546 | 664,656 | 721,454 | 1,860,531 | 1,635,914 | 2,284,441 |
| **ING INDEX PLUS LARGECAP PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $14.14 | $12.43 | $12.51 | $11.04 | $9.02 | $14.45 | $13.84 | $12.15 | $11.60 | $10.55 |
| Value at end of period | $18.68 | $14.14 | $12.43 | $12.51 | $11.04 | $9.02 | $14.45 | $13.84 | $12.15 | $11.60 |
| Number of accumulation units outstanding at end of period | 61,105 | 82,588 | 102,712 | 118,345 | 134,364 | 164,902 | 173,623 | 380,672 | 295,687 | 325,584 |
| **ING INDEX PLUS MIDCAP PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $28.65 | $24.49 | $24.93 | $20.57 | $15.71 | $25.31 | $24.14 | $22.19 | $20.08 | $17.33 |
| Value at end of period | $38.33 | $28.65 | $24.49 | $24.93 | $20.57 | $15.71 | $25.31 | $24.14 | $22.19 | $20.08 |
| Number of accumulation units outstanding at end of period | 55,123 | 40,175 | 1,029,153 | 1,039,992 | 49,477 | 60,818 | 84,389 | 136,775 | 123,316 | 417,849 |
| **ING INDEX PLUS SMALLCAP PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $19.87 | $17.78 | $18.02 | $14.76 | $11.89 | $18.01 | $19.33 | $17.08 | $15.97 | $13.16 |
| Value at end of period | $28.18 | $19.87 | $17.78 | $18.02 | $14.76 | $11.89 | $18.01 | $19.33 | $17.08 | $15.97 |
| Number of accumulation units outstanding at end of period | 20,630 | 21,209 | 28,920 | 30,944 | 33,379 | 38,949 | 64,201 | 98,944 | 59,494 | 228,857 |
| **ING INTERMEDIATE BOND PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $20.74 | $19.07 | $17.84 | $16.34 | $14.74 | $16.20 | $15.37 | $14.86 | $14.49 | $13.90 |
| Value at end of period | $20.59 | $20.74 | $19.07 | $17.84 | $16.34 | $14.74 | $16.20 | $15.37 | $14.86 | $14.49 |
| Number of accumulation units outstanding at end of period | 79,000 | 100,476 | 3,319,846 | 3,384,372 | 105,761 | 123,333 | 131,955 | 312,992 | 275,165 | 389,306 |
| **ING INTERNATIONAL INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during October 2008) | | | | | | | | | | |
| Value at beginning of period | $8.34 | $7.07 | $8.10 | $7.55 | $5.94 | $5.64 | | | | |
| Value at end of period | $10.07 | $8.34 | $7.07 | $8.10 | $7.55 | $5.94 | | | | |
| Number of accumulation units outstanding at end of period | 12,210 | 12,497 | 10,142 | 8,203 | 8,207 | 887 | | | | |
| **ING INTERNATIONAL VALUE PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $14.06 | $11.86 | $14.03 | $13.78 | $10.90 | $19.15 | $16.98 | $13.20 | $12.13 | $10.40 |
| Value at end of period | $16.94 | $14.06 | $11.86 | $14.03 | $13.78 | $10.90 | $19.15 | $16.98 | $13.20 | $12.13 |
| Number of accumulation units outstanding at end of period | 15,081 | 15,276 | 2,140,627 | 2,290,106 | 46,058 | 30,523 | 24,278 | 39,906 | 22,429 | 11,160 |
| **ING INVESCO COMSTOCK PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $15.22 | $12.90 | $13.26 | $11.58 | $9.07 | $14.36 | $14.78 | $12.84 | $12.48 | $10.75 |
| Value at end of period | $20.42 | $15.22 | $12.90 | $13.26 | $11.58 | $9.07 | $14.36 | $14.78 | $12.84 | $12.48 |
| Number of accumulation units outstanding at end of period | 14,622 | 11,550 | 11,248 | 13,652 | 15,034 | 31,411 | 68,428 | 59,421 | 21,710 | 14,256 |
| **ING INVESCO EQUITY AND INCOME PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during November 2005) | | | | | | | | | | |
| Value at beginning of period | $14.17 | $13.01 | $13.23 | $11.51 | $9.72 | $12.76 | $12.04 | $11.10 | $10.92 | |
| Value at end of period | $17.60 | $14.17 | $13.01 | $13.23 | $11.51 | $9.72 | $12.76 | $12.04 | $11.10 | |
| Number of accumulation units outstanding at end of period | 96,023 | 105,705 | 110,398 | 119,183 | 223,775 | 297,636 | 320,225 | 408,718 | 212,266 | |

# Condensed Financial Information (continued)

| | 2004 | 2005 | 2006 | 2007 | 2008 | 2009 | 2010 | 2011 | 2012 | 2013 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING INVESCO GROWTH AND INCOME PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during July 2005) | | | | | | | | | | |
| Value at beginning of period | | $10.63 | $11.09 | $12.79 | $13.04 | $8.79 | $10.82 | $12.10 | $11.77 | $13.40 |
| Value at end of period | | $11.09 | $12.79 | $13.04 | $8.79 | $10.82 | $12.10 | $11.77 | $13.40 | $17.84 |
| Number of accumulation units outstanding at end of period | | 1,607 | 11,889 | 14,558 | 10,438 | 8,564 | 13,725 | 13,917 | 10,446 | 8,325 |
| **ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during July 2005) | | | | | | | | | | |
| Value at beginning of period | | $10.70 | $13.46 | $18.17 | $25.02 | $12.12 | $20.67 | $24.71 | $20.07 | $23.77 |
| Value at end of period | | $13.46 | $18.17 | $25.02 | $12.12 | $20.67 | $24.71 | $20.07 | $23.77 | $22.27 |
| Number of accumulation units outstanding at end of period | | 5,709 | 20,737 | 14,490 | 6,116 | 6,878 | 9,876 | 6,159 | 12,224 | 14,179 |
| **ING JPMORGAN MID CAP VALUE PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $11.90 | $14.27 | $15.39 | $17.82 | $18.13 | $12.07 | $15.07 | $18.42 | $18.65 | $22.25 |
| Value at end of period | $14.27 | $15.39 | $17.82 | $18.13 | $12.07 | $15.07 | $18.42 | $18.65 | $22.25 | $29.09 |
| Number of accumulation units outstanding at end of period | 6,378 | 8,880 | 49,023 | 71,135 | 35,722 | 13,296 | 14,501 | 13,316 | 23,536 | 20,869 |
| **ING JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2006) | | | | | | | | | | |
| Value at beginning of period | | | $12.56 | $13.15 | $12.85 | $8.95 | $11.33 | $14.27 | $13.99 | $16.51 |
| Value at end of period | | | $13.15 | $12.85 | $8.95 | $11.33 | $14.27 | $13.99 | $16.51 | $22.80 |
| Number of accumulation units outstanding at end of period | | | 3,461 | 2,405 | 2,793 | 2,522 | 3,322 | 3,930 | 7,740 | 6,004 |
| **ING LARGE CAP GROWTH PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during January 2011) | | | | | | | | | | |
| Value at beginning of period | | | | | | | | $10.32 | $10.37 | $12.18 |
| Value at end of period | | | | | | | | $10.37 | $12.18 | $15.85 |
| Number of accumulation units outstanding at end of period | | | | | | | | 56,290 | 68,136 | 64,517 |
| **ING LARGE CAP VALUE PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during July 2007) | | | | | | | | | | |
| Value at beginning of period | | | | $9.42 | $9.21 | $6.40 | $7.17 | $8.50 | $8.75 | $9.98 |
| Value at end of period | | | | $9.21 | $6.40 | $7.17 | $8.50 | $8.75 | $9.98 | $12.98 |
| Number of accumulation units outstanding at end of period | | | | 75,660 | 78,541 | 21,331 | 26,087 | 103,501 | 68,638 | 194,083 |
| **ING MARSICO GROWTH PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2008) | | | | | | | | | | |
| Value at beginning of period | | | | | $10.23 | $6.59 | $8.48 | $10.12 | $9.92 | $11.13 |
| Value at end of period | | | | | $6.59 | $8.48 | $10.12 | $9.92 | $11.13 | $15.04 |
| Number of accumulation units outstanding at end of period | | | | | 4,453 | 1,932 | 6,189 | 8,156 | 17,898 | 21,118 |
| **ING MFS TOTAL RETURN PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $12.03 | $13.29 | $13.59 | $15.12 | $15.63 | $12.07 | $14.14 | $15.44 | $15.59 | $17.23 |
| Value at end of period | $13.29 | $13.59 | $15.12 | $15.63 | $12.07 | $14.14 | $15.44 | $15.59 | $17.23 | $20.33 |
| Number of accumulation units outstanding at end of period | 11,788 | 16,162 | 15,955 | 10,503 | 5,214 | 4,705 | 7,642 | 11,327 | 10,724 | 10,420 |
| **ING MFS UTILITIES PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during July 2005) | | | | | | | | | | |
| Value at beginning of period | | $11.00 | $11.46 | $14.90 | $18.87 | $11.68 | $15.42 | $17.42 | $18.43 | $20.75 |
| Value at end of period | | $11.46 | $14.90 | $18.87 | $11.68 | $15.42 | $17.42 | $18.43 | $20.75 | $24.79 |
| Number of accumulation units outstanding at end of period | | 735 | 13,221 | 5,832 | 11,870 | 12,120 | 10,533 | 6,956 | 8,443 | 9,775 |
| **ING MIDCAP OPPORTUNITIES PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $9.48 | $11.43 | $11.53 | $12.36 | $15.45 | $9.58 | $13.47 | $17.45 | $17.26 | $19.59 |
| Value at end of period | $11.43 | $11.53 | $12.36 | $15.45 | $9.58 | $13.47 | $17.45 | $17.26 | $19.59 | $25.69 |
| Number of accumulation units outstanding at end of period | 2,965 | 3,063 | 4,152 | 5,430 | 5,275 | 4,659 | 15,845 | 17,268 | 60,199 | 48,693 |
| **ING MONEY MARKET PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $11.90 | $11.95 | $12.24 | $12.76 | $13.34 | $13.61 | $13.57 | $13.53 | $13.45 | $13.37 |
| Value at end of period | $11.95 | $12.24 | $12.76 | $13.34 | $13.61 | $13.57 | $13.53 | $13.45 | $13.37 | $13.29 |
| Number of accumulation units outstanding at end of period | 89,013 | 79,187 | 81,828 | 97,084 | 422,639 | 307,068 | 1,809,945 | 2,028,314 | 131,868 | 240,905 |

**Condensed Financial Information (continued)**

| | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING MULTI-MANAGER LARGE CAP CORE PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during July 2006) | | | | | | | | | | |
| Value at beginning of period | $11.02 | $10.04 | $10.55 | $9.14 | $7.39 | $11.35 | $10.84 | $9.52 | | |
| Value at end of period | $14.32 | $11.02 | $10.04 | $10.55 | $9.14 | $7.39 | $11.35 | $10.84 | | |
| Number of accumulation units outstanding at end of period | 30,033 | 16,809 | 8,852 | 5,460 | 3,109 | 2,346 | 2,500 | 901 | | |
| **ING OPPENHEIMER GLOBAL PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during November 2005) | | | | | | | | | | |
| Value at beginning of period | $15.27 | $13.07 | $14.31 | $11.98 | $8.64 | $15.07 | $14.23 | $12.17 | $11.55 | |
| Value at end of period | $19.97 | $15.27 | $13.07 | $14.31 | $11.98 | $8.64 | $15.07 | $14.23 | $12.17 | |
| Number of accumulation units outstanding at end of period | 183,021 | 176,691 | 239,362 | 283,232 | 403,741 | 514,069 | 435,270 | 656,982 | 359,165 | |
| **ING PIMCO HIGH YIELD PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during July 2005) | | | | | | | | | | |
| Value at beginning of period | $17.81 | $15.71 | $15.14 | $13.33 | $8.98 | $11.66 | $11.40 | $10.53 | $10.31 | |
| Value at end of period | $18.70 | $17.81 | $15.71 | $15.14 | $13.33 | $8.98 | $11.66 | $11.40 | $10.53 | |
| Number of accumulation units outstanding at end of period | 29,712 | 26,303 | 18,758 | 19,845 | 15,911 | 4,155 | 2,590 | 4,769 | 2,470 | |
| **ING PIMCO TOTAL RETURN PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during November 2005) | | | | | | | | | | |
| Value at beginning of period | $17.21 | $16.05 | $15.64 | $14.63 | $13.07 | $13.17 | $12.11 | $11.72 | $11.55 | $11.13 |
| Value at end of period | $16.79 | $17.21 | $16.05 | $15.64 | $14.63 | $13.07 | $13.17 | $12.11 | $11.72 | $11.55 |
| Number of accumulation units outstanding at end of period | 159,266 | 151,017 | 125,819 | 108,093 | 96,815 | 54,887 | 36,371 | 46,474 | 37,045 | 32,493 |
| **ING PIONEER HIGH YIELD PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during May 2007) | | | | | | | | | | |
| Value at beginning of period | $17.62 | $15.25 | $15.45 | $13.06 | $7.87 | $11.21 | $11.25 | | | |
| Value at end of period | $19.67 | $17.62 | $15.25 | $15.45 | $13.06 | $7.87 | $11.21 | | | |
| Number of accumulation units outstanding at end of period | 8,021 | 11,195 | 3,807 | 2,498 | 1,437 | 372 | 2,987 | | | |
| **ING RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during September 2010) | | | | | | | | | | |
| Value at beginning of period | $16.64 | $14.62 | $14.12 | $11.91 | | | | | | |
| Value at end of period | $21.84 | $16.64 | $14.62 | $14.12 | | | | | | |
| Number of accumulation units outstanding at end of period | 2,578 | 2,370 | 768 | 66 | | | | | | |
| **ING RUSSELL™ LARGE CAP INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during October 2008) | | | | | | | | | | |
| Value at beginning of period | $10.69 | $9.30 | $9.13 | $8.18 | $6.65 | $6.51 | | | | |
| Value at end of period | $14.03 | $10.69 | $9.30 | $9.13 | $8.18 | $6.65 | | | | |
| Number of accumulation units outstanding at end of period | 24,279 | 30,512 | 8,909 | 3,979 | 4,348 | 2,280 | | | | |
| **ING RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during July 2009) | | | | | | | | | | |
| Value at beginning of period | $15.12 | $13.12 | $13.12 | $11.88 | $10.07 | | | | | |
| Value at end of period | $19.75 | $15.12 | $13.12 | $13.12 | $11.88 | | | | | |
| Number of accumulation units outstanding at end of period | 1,460 | 927 | 960 | 794 | 308 | | | | | |
| **ING RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during August 2009) | | | | | | | | | | |
| Value at beginning of period | $17.97 | $15.65 | $16.10 | $12.87 | $11.42 | | | | | |
| Value at end of period | $24.10 | $17.97 | $15.65 | $16.10 | $12.87 | | | | | |
| Number of accumulation units outstanding at end of period | 3,500 | 3,283 | 1,936 | 2,401 | 2,291 | | | | | |
| **ING RUSSELL™ MID CAP INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during November 2008) | | | | | | | | | | |
| Value at beginning of period | $11.68 | $10.04 | $10.30 | $8.27 | $5.94 | $4.91 | | | | |
| Value at end of period | $15.59 | $11.68 | $10.04 | $10.30 | $8.27 | $5.94 | | | | |
| Number of accumulation units outstanding at end of period | 15,386 | 15,288 | 4,633 | 3,758 | 6,719 | 526 | | | | |
| **ING RUSSELL™ SMALL CAP INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during August 2008) | | | | | | | | | | |
| Value at beginning of period | $12.16 | $10.54 | $11.03 | $8.78 | $6.98 | $10.33 | | | | |
| Value at end of period | $16.76 | $12.16 | $10.54 | $11.03 | $8.78 | $6.98 | | | | |
| Number of accumulation units outstanding at end of period | 11,564 | 9,391 | 3,872 | 1,681 | 5,001 | 1,146 | | | | |

**Condensed Financial Information (continued)**

| | 2004 | 2005 | 2006 | 2007 | 2008 | 2009 | 2010 | 2011 | 2012 | 2013 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING SMALLCAP OPPORTUNITIES PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $6.93 | $8.08 | $8.23 | $9.21 | $10.08 | $6.56 | $8.55 | $11.24 | $11.27 | $12.91 |
| Value at end of period | $8.08 | $8.23 | $9.21 | $10.08 | $6.56 | $8.55 | $11.24 | $11.27 | $12.91 | $17.84 |
| Number of accumulation units outstanding at end of period | 5,797 | 7,019 | 10,645 | 9,521 | 13,913 | 17,864 | 24,028 | 21,813 | 44,530 | 51,810 |
| **ING SMALL COMPANY PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $13.64 | $15.50 | $16.99 | $19.73 | $20.77 | $14.23 | $18.05 | $22.31 | $21.63 | $24.62 |
| Value at end of period | $15.50 | $16.99 | $19.73 | $20.77 | $14.23 | $18.05 | $22.31 | $21.63 | $24.62 | $33.71 |
| Number of accumulation units outstanding at end of period | 274,222 | 101,621 | 143,057 | 93,694 | 86,086 | 69,771 | 82,370 | 66,631 | 65,457 | 75,468 |
| **ING SOLUTION 2015 PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during January 2006) | | | | | | | | | | |
| Value at beginning of period | | | $10.85 | $11.81 | $12.28 | $8.93 | $10.86 | $12.01 | $11.85 | $13.13 |
| Value at end of period | | | $11.81 | $12.28 | $8.93 | $10.86 | $12.01 | $11.85 | $13.13 | $14.24 |
| Number of accumulation units outstanding at end of period | | | 74,710 | 121,824 | 160,682 | 49,677 | 50,627 | 47,559 | 67,148 | 61,949 |
| **ING SOLUTION 2025 PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during July 2005) | | | | | | | | | | |
| Value at beginning of period | | $10.47 | $10.96 | $12.26 | $12.75 | $8.38 | $10.48 | $11.86 | $11.42 | $12.88 |
| Value at end of period | | $10.96 | $12.26 | $12.75 | $8.38 | $10.48 | $11.86 | $11.42 | $12.88 | $14.89 |
| Number of accumulation units outstanding at end of period | | 1,080 | 105,386 | 240,916 | 282,862 | 167,234 | 155,745 | 172,598 | 221,732 | 222,079 |
| **ING SOLUTION 2035 PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during July 2005) | | | | | | | | | | |
| Value at beginning of period | | $10.70 | $11.11 | $12.61 | $13.20 | $8.26 | $10.54 | $12.01 | $11.38 | $13.02 |
| Value at end of period | | $11.11 | $12.61 | $13.20 | $8.26 | $10.54 | $12.01 | $11.38 | $13.02 | $15.58 |
| Number of accumulation units outstanding at end of period | | 603 | 48,992 | 103,555 | 139,209 | 127,989 | 127,897 | 117,967 | 157,702 | 165,555 |
| **ING SOLUTION 2045 PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during July 2005) | | | | | | | | | | |
| Value at beginning of period | | $10.84 | $11.32 | $12.95 | $13.62 | $8.14 | $10.51 | $12.03 | $11.34 | $13.01 |
| Value at end of period | | $11.32 | $12.95 | $13.62 | $8.14 | $10.51 | $12.03 | $11.34 | $13.01 | $15.97 |
| Number of accumulation units outstanding at end of period | | 1,320 | 22,333 | 40,035 | 70,952 | 71,189 | 73,102 | 119,348 | 140,506 | 162,823 |
| **ING SOLUTION 2055 PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during September 2010) | | | | | | | | | | |
| Value at beginning of period | | | | | | | $10.59 | $11.57 | $10.91 | $12.53 |
| Value at end of period | | | | | | | $11.57 | $10.91 | $12.53 | $15.39 |
| Number of accumulation units outstanding at end of period | | | | | | | 48 | 342 | 1,800 | 7,769 |
| **ING SOLUTION BALANCED PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during February 2009) | | | | | | | | | | |
| Value at beginning of period | | | | | | $6.06 | $8.58 | $9.61 | $9.32 | $10.54 |
| Value at end of period | | | | | | $8.58 | $9.61 | $9.32 | $10.54 | $12.11 |
| Number of accumulation units outstanding at end of period | | | | | | 2,436 | 5,469 | 7,462 | 9,133 | 6,607 |
| **ING SOLUTION INCOME PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during January 2006) | | | | | | | | | | |
| Value at beginning of period | | | $10.44 | $11.04 | $11.55 | $9.57 | $11.15 | $12.15 | $12.12 | $13.22 |
| Value at end of period | | | $11.04 | $11.55 | $9.57 | $11.15 | $12.15 | $12.12 | $13.22 | $14.06 |
| Number of accumulation units outstanding at end of period | | | 598 | 21,338 | 27,939 | 16,993 | 28,980 | 11,148 | 42,940 | 26,087 |
| **ING SOLUTION MODERATELY CONSERVATIVE PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during October 2008) | | | | | | | | | | |
| Value at beginning of period | | | | | $8.14 | $7.67 | $9.17 | $10.14 | $10.01 | $11.14 |
| Value at end of period | | | | | $7.67 | $9.17 | $10.14 | $10.01 | $11.14 | $12.13 |
| Number of accumulation units outstanding at end of period | | | | | 132 | 0 | 2 | 20 | 600 | 663 |
| **ING STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $11.63 | $12.49 | $12.89 | $13.88 | $14.60 | $11.09 | $13.00 | $14.35 | $14.52 | $16.21 |
| Value at end of period | $12.49 | $12.89 | $13.88 | $14.60 | $11.09 | $13.00 | $14.35 | $14.52 | $16.21 | $18.06 |
| Number of accumulation units outstanding at end of period | 9,644 | 25,959 | 42,682 | 38,095 | 35,695 | 25,125 | 9,720 | 4,228 | 7,046 | 7,467 |

CFI 117

| | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING STRATEGIC ALLOCATION GROWTH PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $13.47 | $11.78 | $12.21 | $10.86 | $8.73 | $13.73 | $13.15 | $11.69 | $11.41 | $9.94 |
| Value at end of period | $16.39 | $13.47 | $11.78 | $12.21 | $10.86 | $8.73 | $13.73 | $13.15 | $11.69 | $11.41 |
| Number of accumulation units outstanding at end of period | 19,543 | 21,281 | 33,317 | 34,093 | 72,187 | 132,593 | 105,049 | 49,501 | 11,315 | 32,265 |
| **ING STRATEGIC ALLOCATION MODERATE PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $14.53 | $12.86 | $13.02 | $11.69 | $9.65 | $13.97 | $13.32 | $12.05 | $11.58 | $10.57 |
| Value at end of period | $16.84 | $14.53 | $12.86 | $13.02 | $11.69 | $9.65 | $13.97 | $13.32 | $12.05 | $11.58 |
| Number of accumulation units outstanding at end of period | 15,054 | 16,785 | 26,586 | 21,475 | 105,792 | 123,282 | 63,371 | 69,643 | 17,880 | 32,687 |
| **ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during October 2005) | | | | | | | | | | |
| Value at beginning of period | $16.35 | $14.37 | $14.05 | $12.39 | $9.36 | $12.98 | $12.51 | $10.98 | $10.77 | |
| Value at end of period | $19.86 | $16.35 | $14.37 | $14.05 | $12.39 | $9.36 | $12.98 | $12.51 | $10.98 | |
| Number of accumulation units outstanding at end of period | 144,697 | 104,310 | 47,198 | 39,730 | 22,814 | 106,899 | 66,986 | 28,614 | 6,163 | |
| **ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during November 2005) | | | | | | | | | | |
| Value at beginning of period | $16.24 | $14.07 | $14.70 | $11.22 | $7.71 | $13.99 | $12.10 | $11.48 | $11.12 | |
| Value at end of period | $21.28 | $16.24 | $14.07 | $14.70 | $11.22 | $7.71 | $13.99 | $12.10 | $11.48 | |
| Number of accumulation units outstanding at end of period | 95,320 | 109,753 | 147,317 | 161,729 | 143,813 | 219,118 | 310,862 | 614,774 | 421,546 | |
| **ING T. ROWE PRICE EQUITY INCOME PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $19.39 | $16.64 | $16.89 | $14.78 | $11.90 | $18.61 | $18.17 | $15.35 | $14.86 | $13.01 |
| Value at end of period | $25.00 | $19.39 | $16.64 | $16.89 | $14.78 | $11.90 | $18.61 | $18.17 | $15.35 | $14.86 |
| Number of accumulation units outstanding at end of period | 42,053 | 43,868 | 2,686,956 | 2,867,876 | 7,954 | 13,978 | 13,476 | 17,404 | 9,555 | 3,666 |
| **ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $18.50 | $15.65 | $15.92 | $13.70 | $9.64 | $16.79 | $15.36 | $13.64 | $12.93 | $11.82 |
| Value at end of period | $25.61 | $18.50 | $15.65 | $15.92 | $13.70 | $9.64 | $16.79 | $15.36 | $13.64 | $12.93 |
| Number of accumulation units outstanding at end of period | 60,094 | 53,852 | 681,406 | 724,950 | 181,177 | 219,788 | 163,563 | 179,279 | 94,137 | 329,385 |
| **ING T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during January 2006) | | | | | | | | | | |
| Value at beginning of period | $14.73 | $12.48 | $14.32 | $12.66 | $9.26 | $18.45 | $15.39 | $13.03 | | |
| Value at end of period | $16.74 | $14.73 | $12.48 | $14.32 | $12.66 | $9.26 | $18.45 | $15.39 | | |
| Number of accumulation units outstanding at end of period | 3,265 | 5,336 | 5,156 | 4,852 | 3,500 | 3,796 | 8,001 | 4,044 | | |
| **ING TEMPLETON FOREIGN EQUITY PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2008) | | | | | | | | | | |
| Value at beginning of period | $9.28 | $7.85 | $8.98 | $8.30 | $6.32 | $10.20 | | | | |
| Value at end of period | $11.10 | $9.28 | $7.85 | $8.98 | $8.30 | $6.32 | | | | |
| Number of accumulation units outstanding at end of period | 46,535 | 44,837 | 29,906 | 27,589 | 21,906 | 49,258 | | | | |
| **ING TEMPLETON GLOBAL GROWTH PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during October 2006) | | | | | | | | | | |
| Value at beginning of period | $10.83 | $8.95 | $9.55 | $8.92 | $6.78 | $11.31 | $11.11 | $10.52 | | |
| Value at end of period | $14.07 | $10.83 | $8.95 | $9.55 | $8.92 | $6.78 | $11.31 | $11.11 | | |
| Number of accumulation units outstanding at end of period | 2,726 | 1,316 | 191 | 174 | 174 | 401 | 228 | 658 | | |
| **ING U.S. BOND INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during December 2008) | | | | | | | | | | |
| Value at beginning of period | $12.49 | $12.10 | $11.36 | $10.77 | $10.23 | $10.14 | | | | |
| Value at end of period | $12.10 | $12.49 | $12.10 | $11.36 | $10.77 | $10.23 | | | | |
| Number of accumulation units outstanding at end of period | 11,968 | 6,502 | 2,675 | 2,465 | 2,407 | 303 | | | | |
| **ING U.S. STOCK INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during March 2012) | | | | | | | | | | |
| Value at beginning of period | $14.33 | $13.87 | | | | | | | | |
| Value at end of period | $18.80 | $14.33 | | | | | | | | |
| Number of accumulation units outstanding at end of period | 1,616 | 690 | | | | | | | | |

# Condensed Financial Information (continued)

| | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 |
|---|---|---|---|---|---|---|---|---|---|---|
| **INVESCO MID CAP CORE EQUITY FUND** | | | | | | | | | | |
| (Funds were first received in this option during December 2009) | | | | | | | | | | |
| Value at beginning of period | $14.09 | $12.84 | $13.77 | $12.32 | $12.02 | | | | | |
| Value at end of period | $18.09 | $14.09 | $12.84 | $13.77 | $12.32 | | | | | |
| Number of accumulation units outstanding at end of period | 186 | 869 | 95 | 1,005 | 83 | | | | | |
| **INVESCO V.I. AMERICAN FRANCHISE FUND** | | | | | | | | | | |
| (Funds were first received in this option during April 2012) | | | | | | | | | | |
| Value at beginning of period | $36.11 | $37.18 | | | | | | | | |
| Value at end of period | $50.30 | $36.11 | | | | | | | | |
| Number of accumulation units outstanding at end of period | 1,059 | 3,247 | | | | | | | | |
| **INVESCO V.I. CORE EQUITY FUND** | | | | | | | | | | |
| Value at beginning of period | $12.20 | $10.78 | $10.85 | $9.96 | $7.81 | $11.25 | $10.47 | $9.02 | $8.62 | $7.96 |
| Value at end of period | $15.67 | $12.20 | $10.78 | $10.85 | $9.96 | $7.81 | $11.25 | $10.47 | $9.02 | $11.02 |
| Number of accumulation units outstanding at end of period | 15,717 | 18,488 | 18,172 | 23,181 | 29,996 | 41,183 | 52,059 | 97,804 | 66,449 | 56,091 |
| **JANUS ASPEN FLEXIBLE BOND PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during January 2007) | | | | | | | | | | |
| Value at beginning of period | $23.26 | $21.60 | $20.36 | $18.97 | $16.85 | $15.99 | $15.10 | | | |
| Value at end of period | $23.09 | $23.26 | $21.60 | $20.36 | $18.97 | $16.85 | $15.99 | | | |
| Number of accumulation units outstanding at end of period | 0 | 0 | 0 | 0 | 0 | 3 | 47 | | | |
| **LAZARD U.S. MID CAP EQUITY PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2009) | | | | | | | | | | |
| Value at beginning of period | $8.84 | $8.44 | $9.02 | $7.37 | $5.38 | | | | | |
| Value at end of period | $11.66 | $8.84 | $8.44 | $9.02 | $7.37 | | | | | |
| Number of accumulation units outstanding at end of period | 3,045 | 3,930 | 3,317 | 4,680 | 6,123 | | | | | |
| **LOOMIS SAYLES SMALL CAP VALUE FUND** | | | | | | | | | | |
| (Funds were first received in this option during February 2009) | | | | | | | | | | |
| Value at beginning of period | $12.81 | $11.10 | $11.38 | $9.17 | $5.97 | | | | | |
| Value at end of period | $17.26 | $12.81 | $11.10 | $11.38 | $9.17 | | | | | |
| Number of accumulation units outstanding at end of period | 8,793 | 8,261 | 6,595 | 7,129 | 5,343 | | | | | |
| **LORD ABBETT SERIES FUND - MID CAP STOCK PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $15.84 | $13.91 | $14.58 | $11.69 | $9.29 | $15.41 | $15.42 | $13.82 | $12.85 | $10.42 |
| Value at end of period | $20.52 | $15.84 | $13.91 | $14.58 | $11.69 | $9.29 | $15.41 | $15.42 | $13.82 | $14.20 |
| Number of accumulation units outstanding at end of period | 13,541 | 10,448 | 1,013,190 | 837,019 | 17,082 | 19,908 | 48,286 | 85,412 | 55,618 | 28,499 |
| **NEUBERGER BERMAN SOCIALLY RESPONSIVE FUND®** | | | | | | | | | | |
| (Funds were first received in this option during February 2007) | | | | | | | | | | |
| Value at beginning of period | $11.66 | $10.58 | $10.98 | $9.01 | $6.96 | $11.46 | $11.07 | | | |
| Value at end of period | $15.98 | $11.66 | $10.58 | $10.98 | $9.01 | $6.96 | $11.46 | | | |
| Number of accumulation units outstanding at end of period | 31,882 | 30,996 | 26,249 | 3,506 | 350 | 17 | 229 | | | |
| **NEW PERSPECTIVE FUND®** | | | | | | | | | | |
| (Funds were first received in this option during May 2005) | | | | | | | | | | |
| Value at beginning of period | $17.99 | $14.99 | $16.32 | $14.57 | $10.66 | $17.26 | $14.98 | $12.57 | $11.03 | |
| Value at end of period | $22.68 | $17.99 | $14.99 | $16.32 | $14.57 | $10.66 | $17.26 | $14.98 | $12.57 | |
| Number of accumulation units outstanding at end of period | 39,467 | 39,664 | 22,868 | 16,968 | 13,643 | 28,949 | 29,052 | 15,664 | 5,661 | |
| **OPPENHEIMER DEVELOPING MARKETS FUND** | | | | | | | | | | |
| Value at beginning of period | $79.33 | $66.04 | $81.12 | $64.26 | $35.57 | $68.86 | $51.76 | $41.59 | $29.63 | $25.13 |
| Value at end of period | $85.44 | $79.33 | $66.04 | $81.12 | $64.26 | $35.57 | $68.86 | $51.76 | $41.59 | $29.63 |
| Number of accumulation units outstanding at end of period | 15,329 | 15,345 | 16,735 | 14,272 | 12,580 | 11,153 | 15,299 | 18,907 | 5,157 | 309 |
| **OPPENHEIMER GLOBAL FUND/VA** | | | | | | | | | | |
| Value at beginning of period | $27.66 | $22.95 | $25.18 | $21.84 | $15.72 | $26.44 | $25.02 | $21.86 | $18.82 | $15.89 |
| Value at end of period | $35.01 | $27.66 | $22.95 | $25.18 | $21.84 | $15.72 | $26.44 | $25.02 | $21.86 | $18.82 |
| Number of accumulation units outstanding at end of period | 0 | 0 | 0 | 19 | 19 | 21 | 68 | 5 | 0 | 479,993 |

**Condensed Financial Information (continued)**

| | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 |
|---|---|---|---|---|---|---|---|---|---|---|
| **OPPENHEIMER GLOBAL STRATEGIC INCOME FUND/VA** | | | | | | | | | | |
| (Funds were first received in this option during January 2007) | | | | | | | | | | |
| Value at beginning of period | $22.66 | $20.08 | $20.03 | $17.52 | $14.84 | $17.40 | $15.95 | | | |
| Value at end of period | $22.49 | $22.66 | $20.08 | $20.03 | $17.52 | $14.84 | $17.40 | | | |
| Number of accumulation units outstanding at end of period | 0 | 0 | 0 | 0 | 0 | 3 | 44 | | | |
| **OPPENHEIMER MAIN STREET SMALL CAP FUND®/VA** | | | | | | | | | | |
| (Funds were first received in this option during May 2005) | | | | | | | | | | |
| Value at beginning of period | $15.58 | $13.28 | $13.67 | $11.14 | $8.17 | $13.22 | $13.46 | $11.78 | $10.13 | |
| Value at end of period | $21.84 | $15.58 | $13.28 | $13.67 | $11.14 | $8.17 | $13.22 | $13.46 | $11.78 | |
| Number of accumulation units outstanding at end of period | 3,023 | 2,076 | 1,738 | 2,009 | 726 | 1,958 | 1,996 | 3,743 | 1,918 | |
| **PAX WORLD BALANCED FUND** | | | | | | | | | | |
| (Funds were first received in this option during May 2005) | | | | | | | | | | |
| Value at beginning of period | $13.59 | $12.29 | $12.59 | $11.32 | $9.39 | $13.63 | $12.53 | $11.39 | $10.83 | |
| Value at end of period | $15.72 | $13.59 | $12.29 | $12.59 | $11.32 | $9.39 | $13.63 | $12.53 | $11.39 | |
| Number of accumulation units outstanding at end of period | 18,028 | 7,936 | 3,572 | 7,066 | 5,443 | 9,700 | 5,380 | 2,942 | 2,316 | |
| **PIMCO VIT REAL RETURN PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $16.96 | $15.69 | $14.14 | $13.16 | $11.18 | $12.10 | $11.01 | $10.99 | $10.83 | $10.05 |
| Value at end of period | $15.31 | $16.96 | $15.69 | $14.14 | $13.16 | $11.18 | $12.10 | $11.01 | $10.99 | $10.83 |
| Number of accumulation units outstanding at end of period | 56,114 | 65,679 | 44,198 | 37,557 | 23,083 | 16,697 | 6,118 | 5,071 | 562 | 277 |
| **PIONEER EMERGING MARKETS VCT PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during July 2007) | | | | | | | | | | |
| Value at beginning of period | $9.00 | $8.09 | $10.62 | $9.22 | $5.31 | $12.78 | $11.08 | | | |
| Value at end of period | $8.77 | $9.00 | $8.09 | $10.62 | $9.22 | $5.31 | $12.78 | | | |
| Number of accumulation units outstanding at end of period | 6,329 | 7,220 | 5,449 | 8,850 | 6,514 | 3,485 | 2,632 | | | |
| **PIONEER HIGH YIELD VCT PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during May 2005) | | | | | | | | | | |
| Value at beginning of period | $16.66 | $14.44 | $14.77 | $12.59 | $7.89 | $12.29 | $11.68 | $10.83 | $10.38 | |
| Value at end of period | $18.55 | $16.66 | $14.44 | $14.77 | $12.59 | $7.89 | $12.29 | $11.68 | $10.83 | |
| Number of accumulation units outstanding at end of period | 12,326 | 12,767 | 30,479 | 24,391 | 24,981 | 37,620 | 40,436 | 31,076 | 802 | |
| **SMALLCAP WORLD FUND®** | | | | | | | | | | |
| (Funds were first received in this option during February 2009) | | | | | | | | | | |
| Value at beginning of period | $10.72 | $8.84 | $10.38 | $8.35 | $4.76 | | | | | |
| Value at end of period | $13.78 | $10.72 | $8.84 | $10.38 | $8.35 | | | | | |
| Number of accumulation units outstanding at end of period | 23,736 | 22,167 | 19,215 | 17,921 | 9,844 | | | | | |
| **TEMPLETON GLOBAL BOND FUND** | | | | | | | | | | |
| Value at beginning of period | $32.76 | $28.46 | $29.33 | $26.18 | $22.16 | $20.98 | $19.04 | $16.88 | $17.52 | $15.11 |
| Value at end of period | $33.29 | $32.76 | $28.46 | $29.33 | $26.18 | $22.16 | $20.98 | $19.04 | $16.88 | $17.52 |
| Number of accumulation units outstanding at end of period | 45,775 | 59,175 | 48,192 | 40,232 | 34,294 | 33,866 | 23,866 | 13,418 | 3,654 | 982 |
| **THE BOND FUND OF AMERICA^SM** | | | | | | | | | | |
| (Funds were first received in this option during October 2008) | | | | | | | | | | |
| Value at beginning of period | $11.84 | $11.25 | $10.63 | $9.97 | $8.73 | $9.06 | | | | |
| Value at end of period | $11.54 | $11.84 | $11.25 | $10.63 | $9.97 | $8.73 | | | | |
| Number of accumulation units outstanding at end of period | 17,297 | 14,353 | 2,364 | 2,586 | 1,844 | 357 | | | | |
| **THE GROWTH FUND OF AMERICA®** | | | | | | | | | | |
| Value at beginning of period | $15.35 | $12.81 | $13.55 | $12.14 | $9.08 | $14.99 | $13.60 | $12.34 | $10.86 | $10.07 |
| Value at end of period | $20.42 | $15.35 | $12.81 | $13.55 | $12.14 | $9.08 | $14.99 | $13.60 | $12.34 | $10.86 |
| Number of accumulation units outstanding at end of period | 197,186 | 186,876 | 121,179 | 92,273 | 73,915 | 100,071 | 157,459 | 122,430 | 29,025 | 13,838 |
| **USAA PRECIOUS METALS AND MINERALS FUND** | | | | | | | | | | |
| (Funds were first received in this option during November 2011) | | | | | | | | | | |
| Value at beginning of period | $7.67 | $8.77 | $10.39 | | | | | | | |
| Value at end of period | $3.70 | $7.67 | $8.77 | | | | | | | |
| Number of accumulation units outstanding at end of period | 3,608 | 2,206 | 999 | | | | | | | |

CFI 120

# Condensed Financial Information (continued)

| | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 |
|---|---|---|---|---|---|---|---|---|---|---|
| **WANGER INTERNATIONAL** | | | | | | | | | | |
| (Funds were first received in this option during August 2009) | | | | | | | | | | |
| Value at beginning of period | $10.79 | $8.93 | $10.52 | $8.47 | $7.69 | | | | | |
| Value at end of period | $13.12 | $10.79 | $8.93 | $10.52 | $8.47 | | | | | |
| Number of accumulation units outstanding at end of period | 5,366 | 5,925 | 824 | 840 | 1,261 | | | | | |
| **WANGER SELECT** | | | | | | | | | | |
| (Funds were first received in this option during May 2005) | | | | | | | | | | |
| Value at beginning of period | $16.51 | $14.02 | $17.13 | $13.62 | $8.24 | $16.28 | $14.97 | $12.58 | $10.85 | |
| Value at end of period | $22.08 | $16.51 | $14.02 | $17.13 | $13.62 | $8.24 | $16.28 | $14.97 | $12.58 | |
| Number of accumulation units outstanding at end of period | 4,030 | 4,176 | 45,215 | 6,247 | 5,108 | 9,786 | 15,295 | 12,646 | 1,003 | |
| **WANGER USA** | | | | | | | | | | |
| (Funds were first received in this option during May 2005) | | | | | | | | | | |
| Value at beginning of period | $17.17 | $14.40 | $15.01 | $12.24 | $8.66 | $14.44 | $13.78 | $12.85 | $11.55 | |
| Value at end of period | $22.83 | $17.17 | $14.40 | $15.01 | $12.24 | $8.66 | $14.44 | $13.78 | $12.85 | |
| Number of accumulation units outstanding at end of period | 7,272 | 9,345 | 22,295 | 13,968 | 10,921 | 8,507 | 12,761 | 12,085 | 3,773 | |
| **WASHINGTON MUTUAL INVESTORS FUND**[SM] | | | | | | | | | | |
| Value at beginning of period | $14.25 | $12.74 | $11.98 | $10.64 | $8.99 | $13.53 | $13.10 | $11.18 | $10.86 | $9.87 |
| Value at end of period | $18.67 | $14.25 | $12.74 | $11.98 | $10.64 | $8.99 | $13.53 | $13.10 | $11.18 | $10.86 |
| Number of accumulation units outstanding at end of period | 93,736 | 90,756 | 47,463 | 46,708 | 46,145 | 66,477 | 70,266 | 46,364 | 12,891 | 8,442 |
| **WELLS FARGO ADVANTAGE SPECIAL SMALL CAP VALUE FUND** | | | | | | | | | | |
| Value at beginning of period | $26.52 | $23.51 | $24.18 | $19.84 | $15.37 | $22.66 | $24.80 | $20.55 | $18.72 | $18.28 |
| Value at end of period | $36.39 | $26.52 | $23.51 | $24.18 | $19.84 | $15.37 | $22.66 | $24.80 | $20.55 | $18.72 |
| Number of accumulation units outstanding at end of period | 10,380 | 11,900 | 15,745 | 15,864 | 9,130 | 12,045 | 17,687 | 11,137 | 4,724 | 336 |

## TABLE 15

FOR CONTRACTS ISSUED UNDER 403(b), 401(a) AND 401(k) PLANS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 0.65%
(Selected data for accumulation units outstanding throughout each period)

| | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ALGER GREEN FUND** | | | | | | | | | | |
| (Funds were first received in this option during October 2009) | | | | | | | | | | |
| Value at beginning of period | $15.21 | $13.33 | $14.16 | $13.01 | $12.62 | | | | | |
| Value at end of period | $20.37 | $15.21 | $13.33 | $14.16 | $13.01 | | | | | |
| Number of accumulation units outstanding at end of period | 675 | 0 | 0 | 230 | 11 | | | | | |
| **AMANA GROWTH FUND** | | | | | | | | | | |
| (Funds were first received in this option during September 2009) | | | | | | | | | | |
| Value at beginning of period | $11.98 | $10.85 | $11.12 | $9.66 | $8.81 | | | | | |
| Value at end of period | $14.63 | $11.98 | $10.85 | $11.12 | $9.66 | | | | | |
| Number of accumulation units outstanding at end of period | 2,937 | 31,447 | 23,976 | 16,016 | 10,612 | | | | | |
| **AMANA INCOME FUND** | | | | | | | | | | |
| (Funds were first received in this option during September 2009) | | | | | | | | | | |
| Value at beginning of period | $12.24 | $11.23 | $11.09 | $9.95 | $9.18 | | | | | |
| Value at end of period | $15.77 | $12.24 | $11.23 | $11.09 | $9.95 | | | | | |
| Number of accumulation units outstanding at end of period | 4,542 | 30,717 | 30,653 | 18,743 | 9,055 | | | | | |
| **AMERICAN CENTURY® INFLATION-ADJUSTED BOND FUND** | | | | | | | | | | |
| (Funds were first received in this option during August 2009) | | | | | | | | | | |
| Value at beginning of period | $13.39 | $12.63 | $11.25 | $10.74 | $10.36 | | | | | |
| Value at end of period | $12.09 | $13.39 | $12.63 | $11.25 | $10.74 | | | | | |
| Number of accumulation units outstanding at end of period | 6,378 | 9,234 | 20,227 | 3,830 | 5,289 | | | | | |

**Condensed Financial Information (continued)**

| | 2004 | 2005 | 2006 | 2007 | 2008 | 2009 | 2010 | 2011 | 2012 | 2013 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ARIEL FUND** | | | | | | | | | | |
| (Funds were first received in this option during July 2010) | | | | | | | | | | |
| Value at beginning of period | | | | | | | $14.00 | $17.41 | $15.33 | $18.33 |
| Value at end of period | | | | | | | $17.41 | $15.33 | $18.33 | $26.35 |
| Number of accumulation units outstanding at end of period | | | | | | | 81 | 323 | 364 | 1,852 |
| **ARTISAN INTERNATIONAL FUND** | | | | | | | | | | |
| (Funds were first received in this option during October 2008) | | | | | | | | | | |
| Value at beginning of period | | | | | $5.71 | $5.79 | $8.04 | $8.46 | $7.79 | $9.71 |
| Value at end of period | | | | | $5.79 | $8.04 | $8.46 | $7.79 | $9.71 | $12.08 |
| Number of accumulation units outstanding at end of period | | | | | 27 | 456 | 414 | 803 | 75 | 605 |
| **ASTON/FAIRPOINTE MID CAP FUND** | | | | | | | | | | |
| (Funds were first received in this option during August 2010) | | | | | | | | | | |
| Value at beginning of period | | | | | | | $9.47 | $11.76 | $10.92 | $12.63 |
| Value at end of period | | | | | | | $11.76 | $10.92 | $12.63 | $18.13 |
| Number of accumulation units outstanding at end of period | | | | | | | 164 | 514 | 746 | 6,164 |
| **BLACKROCK MID CAP VALUE OPPORTUNITIES FUND** | | | | | | | | | | |
| (Funds were first received in this option during March 2010) | | | | | | | | | | |
| Value at beginning of period | | | | | | | $13.63 | $15.79 | $15.60 | $17.54 |
| Value at end of period | | | | | | | $15.79 | $15.60 | $17.54 | $23.23 |
| Number of accumulation units outstanding at end of period | | | | | | | 432 | 1,317 | 1,088 | 1,237 |
| **CALVERT VP SRI BALANCED PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $10.99 | $11.82 | $12.40 | $13.40 | $13.68 | $9.34 | $11.62 | $12.94 | $13.45 | $14.76 |
| Value at end of period | $11.82 | $12.40 | $13.40 | $13.68 | $9.34 | $11.62 | $12.94 | $13.45 | $14.76 | $17.31 |
| Number of accumulation units outstanding at end of period | 14,260 | 8,468 | 9,904 | 7,485 | 61,198 | 87,780 | 96,057 | 84,326 | 71,962 | 47,169 |
| **COHEN & STEERS REALTY SHARES, INC.** | | | | | | | | | | |
| (Funds were first received in this option during September 2011) | | | | | | | | | | |
| Value at beginning of period | | | | | | | | $9.04 | $9.49 | $10.91 |
| Value at end of period | | | | | | | | $9.49 | $10.91 | $11.18 |
| Number of accumulation units outstanding at end of period | | | | | | | | 129 | 1,102 | 3,375 |
| **COLUMBIA DIVERSIFIED EQUITY INCOME FUND** | | | | | | | | | | |
| (Funds were first received in this option during September 2008) | | | | | | | | | | |
| Value at beginning of period | | | | | $8.72 | $6.20 | $7.84 | $9.06 | $8.54 | $9.75 |
| Value at end of period | | | | | $6.20 | $7.84 | $9.06 | $8.54 | $9.75 | $12.68 |
| Number of accumulation units outstanding at end of period | | | | | 3,420 | 13,150 | 21,611 | 29,084 | 7,794 | 7,823 |
| **COLUMBIA MID CAP VALUE FUND (CLASS A)** | | | | | | | | | | |
| (Funds were first received in this option during October 2008) | | | | | | | | | | |
| Value at beginning of period | | | | | $6.65 | $6.10 | $8.02 | $9.79 | $9.31 | $10.78 |
| Value at end of period | | | | | $6.10 | $8.02 | $9.79 | $9.31 | $10.78 | $14.48 |
| Number of accumulation units outstanding at end of period | | | | | 24 | 1,354 | 3,023 | 4,093 | 543 | 1,716 |
| **EUROPACIFIC GROWTH FUND®** | | | | | | | | | | |
| (Funds were first received in this option during January 2005) | | | | | | | | | | |
| Value at beginning of period | | $11.36 | $13.83 | $16.74 | $19.77 | $11.67 | $16.14 | $17.54 | $15.05 | $17.83 |
| Value at end of period | | $13.83 | $16.74 | $19.77 | $11.67 | $16.14 | $17.54 | $15.05 | $17.83 | $21.29 |
| Number of accumulation units outstanding at end of period | | 2,010 | 11,921 | 76,631 | 247,467 | 450,105 | 592,960 | 638,772 | 604,434 | 522,920 |
| **FIDELITY® VIP CONTRAFUND® PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $13.15 | $15.09 | $17.53 | $19.46 | $22.74 | $12.99 | $17.51 | $20.39 | $19.75 | $22.84 |
| Value at end of period | $15.09 | $17.53 | $19.46 | $22.74 | $12.99 | $17.51 | $20.39 | $19.75 | $22.84 | $29.79 |
| Number of accumulation units outstanding at end of period | 139,633 | 185,887 | 235,683 | 157,881 | 796,912 | 1,369,701 | 1,428,631 | 1,374,459 | 1,039,557 | 533,687 |
| **FIDELITY® VIP EQUITY-INCOME PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $11.43 | $12.67 | $13.32 | $15.91 | $16.05 | $9.14 | $11.83 | $13.53 | $13.57 | $15.82 |
| Value at end of period | $12.67 | $13.32 | $15.91 | $16.05 | $9.14 | $11.83 | $13.53 | $13.57 | $15.82 | $20.14 |
| Number of accumulation units outstanding at end of period | 69,693 | 76,287 | 90,355 | 72,935 | 398,154 | 670,535 | 690,766 | 640,868 | 487,666 | 252,619 |

**Condensed Financial Information (continued)**

| | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 |
|---|---|---|---|---|---|---|---|---|---|---|
| **FIDELITY® VIP GROWTH PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $14.90 | $13.08 | $13.14 | $10.65 | $8.35 | $15.92 | $12.62 | $11.89 | $11.31 | $11.01 |
| Value at end of period | $20.19 | $14.90 | $13.08 | $13.14 | $10.65 | $8.35 | $15.92 | $12.62 | $11.89 | $11.31 |
| Number of accumulation units outstanding at end of period | 1,435,724 | 1,787,248 | 1,885,044 | 1,703,428 | 1,361,966 | 757,026 | 293,363 | 237,194 | 170,019 | 147,326 |
| **FIDELITY® VIP OVERSEAS PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $13.50 | $11.25 | $13.67 | $12.16 | $9.68 | $17.33 | $14.87 | $12.68 | $10.72 | $9.49 |
| Value at end of period | $17.49 | $13.50 | $11.25 | $13.67 | $12.16 | $9.68 | $17.33 | $14.87 | $12.68 | $10.72 |
| Number of accumulation units outstanding at end of period | 135,368 | 184,665 | 274,995 | 290,497 | 280,635 | 204,171 | 24,928 | 29,808 | 22,665 | 28,070 |
| **FRANKLIN SMALL CAP VALUE SECURITIES FUND** | | | | | | | | | | |
| Value at beginning of period | $22.38 | $19.03 | $19.90 | $15.62 | $12.17 | $18.29 | $18.86 | $16.23 | $15.02 | $12.21 |
| Value at end of period | $30.29 | $22.38 | $19.03 | $19.90 | $15.62 | $12.17 | $18.29 | $18.86 | $16.23 | $15.02 |
| Number of accumulation units outstanding at end of period | 374,931 | 407,220 | 411,856 | 383,034 | 274,513 | 170,769 | 137,475 | 84,756 | 54,946 | 21,696 |
| **FUNDAMENTAL INVESTORS℠** | | | | | | | | | | |
| (Funds were first received in this option during August 2008) | | | | | | | | | | |
| Value at beginning of period | $10.42 | $8.95 | $9.19 | $8.11 | $6.12 | $9.08 | | | | |
| Value at end of period | $13.60 | $10.42 | $8.95 | $9.19 | $8.11 | $6.12 | | | | |
| Number of accumulation units outstanding at end of period | 16,934 | 18,997 | 18,593 | 13,929 | 12,882 | 210 | | | | |
| **ING AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $20.71 | $17.91 | $18.62 | $15.36 | $11.39 | $15.61 | $16.19 | $14.11 | $13.17 | $10.92 |
| Value at end of period | $27.02 | $20.71 | $17.91 | $18.62 | $15.36 | $11.39 | $15.61 | $16.19 | $14.11 | $13.17 |
| Number of accumulation units outstanding at end of period | 7,582 | 33,865 | 30,904 | 29,483 | 26,094 | 13,474 | 9,116 | 5,740 | 4,006 | 3,960 |
| **ING BALANCED PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $16.31 | $14.44 | $14.73 | $12.99 | $10.97 | $15.36 | $14.64 | $13.40 | $12.94 | $11.90 |
| Value at end of period | $18.91 | $16.31 | $14.44 | $14.73 | $12.99 | $10.97 | $15.36 | $14.64 | $13.40 | $12.94 |
| Number of accumulation units outstanding at end of period | 129,253 | 310,662 | 336,648 | 345,166 | 371,665 | 178,483 | 32,141 | 69,738 | 62,874 | 82,473 |
| **ING BARON GROWTH PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $22.52 | $18.94 | $18.65 | $14.84 | $11.05 | $18.93 | $17.95 | $15.68 | $14.70 | $11.56 |
| Value at end of period | $31.06 | $22.52 | $18.94 | $18.65 | $14.84 | $11.05 | $18.93 | $17.95 | $15.68 | $14.70 |
| Number of accumulation units outstanding at end of period | 20,117 | 61,499 | 64,831 | 73,132 | 73,234 | 38,438 | 50,885 | 29,394 | 24,588 | 17,254 |
| **ING BLACKROCK HEALTH SCIENCES OPPORTUNITIES PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during September 2005) | | | | | | | | | | |
| Value at beginning of period | $15.15 | $12.84 | $12.34 | $11.61 | $9.73 | $13.73 | $12.73 | $11.25 | $10.84 | |
| Value at end of period | $21.72 | $15.15 | $12.84 | $12.34 | $11.61 | $9.73 | $13.73 | $12.73 | $11.25 | |
| Number of accumulation units outstanding at end of period | 6,285 | 21,964 | 22,201 | 14,237 | 8,258 | 2,676 | 1,394 | 429 | 141 | |
| **ING BLACKROCK LARGE CAP GROWTH PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2007) | | | | | | | | | | |
| Value at beginning of period | $10.40 | $9.12 | $9.30 | $8.24 | $6.35 | $10.47 | $10.69 | | | |
| Value at end of period | $13.79 | $10.40 | $9.12 | $9.30 | $8.24 | $6.35 | $10.47 | | | |
| Number of accumulation units outstanding at end of period | 80,975 | 296,135 | 397,925 | 391,316 | 370,713 | 156,092 | 90,509 | | | |
| **ING CLARION GLOBAL REAL ESTATE PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during September 2008) | | | | | | | | | | |
| Value at beginning of period | $12.17 | $9.72 | $10.31 | $8.92 | $6.71 | $9.74 | | | | |
| Value at end of period | $12.57 | $12.17 | $9.72 | $10.31 | $8.92 | $6.71 | | | | |
| Number of accumulation units outstanding at end of period | 8,261 | 35,574 | 36,013 | 40,646 | 33,812 | 10,412 | | | | |
| **ING CLARION REAL ESTATE PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during July 2006) | | | | | | | | | | |
| Value at beginning of period | $13.22 | $11.51 | $10.58 | $8.32 | $6.16 | $10.09 | $12.35 | $10.48 | | |
| Value at end of period | $13.40 | $13.22 | $11.51 | $10.58 | $8.32 | $6.16 | $10.09 | $12.35 | | |
| Number of accumulation units outstanding at end of period | 34,373 | 81,864 | 68,245 | 80,004 | 54,608 | 17,158 | 9,711 | 584 | | |
| **ING COLUMBIA CONTRARIAN CORE PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $20.24 | $18.14 | $19.16 | $17.21 | $13.16 | $21.80 | $21.06 | $18.62 | $18.04 | $16.74 |
| Value at end of period | $27.09 | $20.24 | $18.14 | $19.16 | $17.21 | $13.16 | $21.80 | $21.06 | $18.62 | $18.04 |
| Number of accumulation units outstanding at end of period | 2,321 | 26,243 | 28,684 | 35,853 | 26,069 | 1,456 | 8,549 | 5,274 | 3,326 | 1,792 |

**Condensed Financial Information (continued)**

| | 2004 | 2005 | 2006 | 2007 | 2008 | 2009 | 2010 | 2011 | 2012 | 2013 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING COLUMBIA SMALL CAP VALUE II PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during October 2006) | | | | | | | | | | |
| Value at beginning of period | | | $9.63 | $10.11 | $10.34 | $6.77 | $8.39 | $10.44 | $10.10 | $11.46 |
| Value at end of period | | | $10.11 | $10.34 | $6.77 | $8.39 | $10.44 | $10.10 | $11.46 | $15.93 |
| Number of accumulation units outstanding at end of period | | | 263 | 338 | 272 | 1,753 | 2,934 | 6,929 | 5,534 | 1,770 |
| **ING FMR<sup>SM</sup> DIVERSIFIED MID CAP PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during September 2005) | | | | | | | | | | |
| Value at beginning of period | | $11.37 | $11.87 | $13.20 | $15.01 | $9.08 | $12.55 | $16.01 | $14.16 | $16.13 |
| Value at end of period | | $11.87 | $13.20 | $15.01 | $9.08 | $12.55 | $16.01 | $14.16 | $16.13 | $21.80 |
| Number of accumulation units outstanding at end of period | | 267 | 950 | 13 | 8,082 | 48,241 | 66,779 | 55,983 | 30,554 | 15,220 |
| **ING GLOBAL BOND PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2005) | | | | | | | | | | |
| Value at beginning of period | | $10.00 | $10.16 | $10.94 | $11.71 | $9.83 | $11.88 | $13.80 | $14.22 | $15.10 |
| Value at end of period | | $10.16 | $10.94 | $11.71 | $9.83 | $11.88 | $13.80 | $14.22 | $15.10 | $14.54 |
| Number of accumulation units outstanding at end of period | | 50,790 | 68,831 | 99,176 | 223,198 | 419,708 | 555,674 | 556,580 | 414,199 | 274,229 |
| **ING GLOBAL RESOURCES PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during January 2007) | | | | | | | | | | |
| Value at beginning of period | | | | $9.69 | $13.55 | $7.94 | $10.85 | $13.12 | $11.84 | $11.43 |
| Value at end of period | | | | $13.55 | $7.94 | $10.85 | $13.12 | $11.84 | $11.43 | $12.90 |
| Number of accumulation units outstanding at end of period | | | | 50,494 | 143,706 | 245,705 | 256,989 | 235,245 | 160,746 | 70,197 |
| **ING GNMA INCOME FUND** | | | | | | | | | | |
| (Funds were first received in this option during August 2010) | | | | | | | | | | |
| Value at beginning of period | | | | | | | $15.10 | $15.07 | $16.09 | $16.45 |
| Value at end of period | | | | | | | $15.07 | $16.09 | $16.45 | $16.04 |
| Number of accumulation units outstanding at end of period | | | | | | | 6,054 | 1,210 | 0 | 0 |
| **ING GROWTH AND INCOME PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $7.92 | $8.53 | $9.16 | $10.39 | $11.09 | $6.87 | $8.89 | $10.08 | $9.99 | $11.49 |
| Value at end of period | $8.53 | $9.16 | $10.39 | $11.09 | $6.87 | $8.89 | $10.08 | $9.99 | $11.49 | $14.92 |
| Number of accumulation units outstanding at end of period | 319,937 | 140,633 | 148,346 | 30,081 | 547,477 | 1,184,795 | 1,228,018 | 1,161,694 | 1,094,475 | 485,527 |
| **ING INDEX PLUS LARGECAP PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $10.53 | $11.56 | $12.11 | $13.78 | $14.38 | $8.97 | $10.98 | $12.43 | $12.34 | $14.03 |
| Value at end of period | $11.56 | $12.11 | $13.78 | $14.38 | $8.97 | $10.98 | $12.43 | $12.34 | $14.03 | $18.53 |
| Number of accumulation units outstanding at end of period | 88,982 | 90,299 | 112,469 | 52,744 | 362,378 | 523,931 | 533,668 | 498,992 | 379,563 | 231,028 |
| **ING INDEX PLUS MIDCAP PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $17.28 | $20.02 | $22.10 | $24.03 | $25.19 | $15.63 | $20.45 | $24.77 | $24.33 | $28.44 |
| Value at end of period | $20.02 | $22.10 | $24.03 | $25.19 | $15.63 | $20.45 | $24.77 | $24.33 | $28.44 | $38.03 |
| Number of accumulation units outstanding at end of period | 101,889 | 103,069 | 136,329 | 176,445 | 317,641 | 475,061 | 535,891 | 584,189 | 486,552 | 396,873 |
| **ING INDEX PLUS SMALLCAP PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $13.12 | $15.91 | $17.02 | $19.24 | $17.93 | $11.83 | $14.67 | $17.91 | $17.66 | $19.72 |
| Value at end of period | $15.91 | $17.02 | $19.24 | $17.93 | $11.83 | $14.67 | $17.91 | $17.66 | $19.72 | $27.96 |
| Number of accumulation units outstanding at end of period | 31,742 | 45,936 | 71,033 | 79,036 | 109,681 | 202,162 | 236,424 | 266,757 | 242,907 | 219,832 |
| **ING INTERMEDIATE BOND PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $13.86 | $14.45 | $14.80 | $15.30 | $16.12 | $14.66 | $16.25 | $17.73 | $18.95 | $20.59 |
| Value at end of period | $14.45 | $14.80 | $15.30 | $16.12 | $14.66 | $16.25 | $17.73 | $18.95 | $20.59 | $20.43 |
| Number of accumulation units outstanding at end of period | 139,709 | 93,930 | 144,331 | 203,884 | 461,356 | 592,617 | 841,644 | 928,289 | 811,132 | 675,251 |
| **ING INTERNATIONAL INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during March 2009) | | | | | | | | | | |
| Value at beginning of period | | | | | | $4.65 | $7.55 | $8.09 | $7.06 | $8.32 |
| Value at end of period | | | | | | $7.55 | $8.09 | $7.06 | $8.32 | $10.04 |
| Number of accumulation units outstanding at end of period | | | | | | 88,477 | 113,050 | 112,564 | 126,329 | 68,690 |
| **ING INTERNATIONAL VALUE PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $10.38 | $12.11 | $13.17 | $16.94 | $19.09 | $10.86 | $13.72 | $13.97 | $11.80 | $13.98 |
| Value at end of period | $12.11 | $13.17 | $16.94 | $19.09 | $10.86 | $13.72 | $13.97 | $11.80 | $13.98 | $16.84 |
| Number of accumulation units outstanding at end of period | 23,580 | 75,945 | 105,505 | 72,701 | 37,829 | 58,284 | 56,692 | 50,570 | 48,854 | 24,364 |

| | 2004 | 2005 | 2006 | 2007 | 2008 | 2009 | 2010 | 2011 | 2012 | 2013 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING INVESCO COMSTOCK PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $10.75 | $12.46 | $12.81 | $14.75 | $14.32 | $9.04 | $11.54 | $13.20 | $12.84 | $15.14 |
| Value at end of period | $12.46 | $12.81 | $14.75 | $14.32 | $9.04 | $11.54 | $13.20 | $12.84 | $15.14 | $20.30 |
| Number of accumulation units outstanding at end of period | 1,847 | 3,522 | 11,449 | 19,545 | 150,798 | 205,955 | 208,757 | 203,816 | 109,809 | 76,416 |
| **ING INVESCO EQUITY AND INCOME PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during December 2005) | | | | | | | | | | |
| Value at beginning of period | | $11.10 | $11.09 | $12.03 | $12.72 | $9.42 | $11.48 | $13.18 | $12.95 | $14.51 |
| Value at end of period | | $11.09 | $12.03 | $12.72 | $9.42 | $11.48 | $13.18 | $12.95 | $14.51 | $18.01 |
| Number of accumulation units outstanding at end of period | | 124,966 | 372,014 | 345,350 | 685,885 | 929,226 | 1,122,959 | 1,198,021 | 1,081,930 | 919,410 |
| **ING INVESCO GROWTH AND INCOME PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during November 2005) | | | | | | | | | | |
| Value at beginning of period | | $10.86 | $11.09 | $12.78 | $13.02 | $8.77 | $10.80 | $12.07 | $11.73 | $13.35 |
| Value at end of period | | $11.09 | $12.78 | $13.02 | $8.77 | $10.80 | $12.07 | $11.73 | $13.35 | $17.76 |
| Number of accumulation units outstanding at end of period | | 215 | 800 | 16,797 | 26,602 | 51,881 | 55,638 | 66,794 | 57,994 | 26,445 |
| **ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during September 2005) | | | | | | | | | | |
| Value at beginning of period | | $12.06 | $13.46 | $18.16 | $24.98 | $12.10 | $20.62 | $24.64 | $20.01 | $23.68 |
| Value at end of period | | $13.46 | $18.16 | $24.98 | $12.10 | $20.62 | $24.64 | $20.01 | $23.68 | $22.17 |
| Number of accumulation units outstanding at end of period | | 35 | 1,028 | 22,113 | 29,379 | 78,429 | 64,484 | 45,097 | 40,303 | 10,823 |
| **ING JPMORGAN MID CAP VALUE PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $11.89 | $14.25 | $15.36 | $17.78 | $18.08 | $12.03 | $15.01 | $18.34 | $18.56 | $22.13 |
| Value at end of period | $14.25 | $15.36 | $17.78 | $18.08 | $12.03 | $15.01 | $18.34 | $18.56 | $22.13 | $28.92 |
| Number of accumulation units outstanding at end of period | 2,590 | 4,310 | 6,637 | 11,100 | 13,796 | 29,059 | 32,930 | 33,747 | 42,721 | 13,464 |
| **ING JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during January 2006) | | | | | | | | | | |
| Value at beginning of period | | | $11.96 | $13.14 | $12.83 | $8.93 | $11.30 | $14.23 | $13.95 | $16.45 |
| Value at end of period | | | $13.14 | $12.83 | $8.93 | $11.30 | $14.23 | $13.95 | $16.45 | $22.70 |
| Number of accumulation units outstanding at end of period | | | 177 | 394 | 2,584 | 14,167 | 15,759 | 21,858 | 21,178 | 9,849 |
| **ING LARGE CAP GROWTH PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during January 2011) | | | | | | | | | | |
| Value at beginning of period | | | | | | | | $10.32 | $10.37 | $12.16 |
| Value at end of period | | | | | | | | $10.37 | $12.16 | $15.82 |
| Number of accumulation units outstanding at end of period | | | | | | | | 337,470 | 316,481 | 159,422 |
| **ING LARGE CAP VALUE PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during July 2007) | | | | | | | | | | |
| Value at beginning of period | | | | $9.41 | $9.21 | $6.39 | $7.15 | $8.48 | $8.72 | $9.94 |
| Value at end of period | | | | $9.21 | $6.39 | $7.15 | $8.48 | $8.72 | $9.94 | $12.93 |
| Number of accumulation units outstanding at end of period | | | | 176,116 | 95,175 | 237,202 | 268,240 | 1,626,528 | 1,566,028 | 1,693,575 |
| **ING MARSICO GROWTH PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2008) | | | | | | | | | | |
| Value at beginning of period | | | | | $10.23 | $6.59 | $8.47 | $10.11 | $9.90 | $11.10 |
| Value at end of period | | | | | $6.59 | $8.47 | $10.11 | $9.90 | $11.10 | $14.99 |
| Number of accumulation units outstanding at end of period | | | | | 1,170 | 39,828 | 42,697 | 48,583 | 34,445 | 968 |
| **ING MFS TOTAL RETURN PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $12.03 | $13.28 | $13.57 | $15.10 | $15.60 | $12.03 | $14.10 | $15.38 | $15.53 | $17.15 |
| Value at end of period | $13.28 | $13.57 | $15.10 | $15.60 | $12.03 | $14.10 | $15.38 | $15.53 | $17.15 | $20.22 |
| Number of accumulation units outstanding at end of period | 4,965 | 7,648 | 10,909 | 15,526 | 6,642 | 7,185 | 6,791 | 5,724 | 6,566 | 1,334 |
| **ING MFS UTILITIES PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during January 2006) | | | | | | | | | | |
| Value at beginning of period | | | $11.80 | $14.89 | $18.84 | $11.66 | $15.38 | $17.38 | $18.37 | $20.67 |
| Value at end of period | | | $14.89 | $18.84 | $11.66 | $15.38 | $17.38 | $18.37 | $20.67 | $24.68 |
| Number of accumulation units outstanding at end of period | | | 431 | 5,049 | 12,348 | 43,760 | 29,993 | 28,091 | 26,654 | 4,212 |

| | 2004 | 2005 | 2006 | 2007 | 2008 | 2009 | 2010 | 2011 | 2012 | 2013 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING MIDCAP OPPORTUNITIES PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $9.47 | $10.50 | $11.51 | $12.33 | $15.40 | $9.54 | $13.41 | $17.37 | $17.17 | $19.47 |
| Value at end of period | $10.50 | $11.51 | $12.33 | $15.40 | $9.54 | $13.41 | $17.37 | $17.17 | $19.47 | $25.53 |
| Number of accumulation units outstanding at end of period | 2,003 | 4,169 | 6,089 | 28,995 | 22,955 | 34,192 | 41,176 | 47,277 | 45,949 | 196,458 |
| **ING MONEY MARKET PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $11.87 | $11.91 | $12.19 | $12.71 | $13.27 | $13.54 | $13.50 | $13.44 | $13.36 | $13.27 |
| Value at end of period | $11.91 | $12.19 | $12.71 | $13.27 | $13.54 | $13.50 | $13.44 | $13.36 | $13.27 | $13.19 |
| Number of accumulation units outstanding at end of period | 127,471 | 105,754 | 402,564 | 1,019,237 | 1,668,292 | 1,544,742 | 1,446,917 | 1,447,360 | 1,443,895 | 963,846 |
| **ING MULTI-MANAGER LARGE CAP CORE PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during October 2006) | | | | | | | | | | |
| Value at beginning of period | | | $10.52 | $10.84 | $11.34 | $7.38 | $9.12 | $10.53 | $10.01 | $10.99 |
| Value at end of period | | | $10.84 | $11.34 | $7.38 | $9.12 | $10.53 | $10.01 | $10.99 | $14.26 |
| Number of accumulation units outstanding at end of period | | | 308 | 122,855 | 208,049 | 267,102 | 575,912 | 627,131 | 625,222 | 625,072 |
| **ING OPPENHEIMER GLOBAL PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2005) | | | | | | | | | | |
| Value at beginning of period | | $10.12 | $12.15 | $14.20 | $14.54 | $8.62 | $11.95 | $14.25 | $13.01 | $15.73 |
| Value at end of period | | $12.15 | $14.20 | $14.54 | $8.62 | $11.95 | $14.25 | $13.01 | $15.73 | $19.86 |
| Number of accumulation units outstanding at end of period | | 139,999 | 326,595 | 380,065 | 935,361 | 1,476,236 | 1,528,825 | 1,543,017 | 1,352,291 | 876,309 |
| **ING PIMCO HIGH YIELD PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during February 2006) | | | | | | | | | | |
| Value at beginning of period | | | $10.75 | $11.39 | $11.64 | $8.96 | $13.30 | $15.10 | $15.66 | $17.74 |
| Value at end of period | | | $11.39 | $11.64 | $8.96 | $13.30 | $15.10 | $15.66 | $17.74 | $18.62 |
| Number of accumulation units outstanding at end of period | | | 2,124 | 3,174 | 3,810 | 40,136 | 45,393 | 41,940 | 58,639 | 14,747 |
| **ING PIMCO TOTAL RETURN PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $11.12 | $11.53 | $11.69 | $12.08 | $13.13 | $13.02 | $14.57 | $15.57 | $15.98 | $17.12 |
| Value at end of period | $11.53 | $11.69 | $12.08 | $13.13 | $13.02 | $14.57 | $15.57 | $15.98 | $17.12 | $16.69 |
| Number of accumulation units outstanding at end of period | 51,419 | 107,969 | 167,215 | 277,474 | 148,197 | 266,776 | 295,059 | 307,996 | 285,249 | 126,926 |
| **ING PIONEER HIGH YIELD PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during July 2006) | | | | | | | | | | |
| Value at beginning of period | | | $10.04 | $10.62 | $11.20 | $7.86 | $13.04 | $15.42 | $15.21 | $17.56 |
| Value at end of period | | | $10.62 | $11.20 | $7.86 | $13.04 | $15.42 | $15.21 | $17.56 | $19.59 |
| Number of accumulation units outstanding at end of period | | | 9 | 370 | 2,870 | 21,994 | 29,775 | 27,820 | 25,781 | 7,968 |
| **ING RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during July 2009) | | | | | | | | | | |
| Value at beginning of period | | | | | | $10.71 | $12.58 | $14.10 | $14.60 | $16.61 |
| Value at end of period | | | | | | $12.58 | $14.10 | $14.60 | $16.61 | $21.78 |
| Number of accumulation units outstanding at end of period | | | | | | 4,704 | 3,631 | 12,223 | 23,189 | 3,047 |
| **ING RUSSELL™ LARGE CAP INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during January 2009) | | | | | | | | | | |
| Value at beginning of period | | | | | | $6.11 | $8.18 | $9.11 | $9.29 | $10.66 |
| Value at end of period | | | | | | $8.18 | $9.11 | $9.29 | $10.66 | $13.99 |
| Number of accumulation units outstanding at end of period | | | | | | 29,473 | 25,899 | 28,818 | 31,091 | 14,550 |
| **ING RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during July 2009) | | | | | | | | | | |
| Value at beginning of period | | | | | | $10.06 | $11.87 | $13.11 | $13.10 | $15.09 |
| Value at end of period | | | | | | $11.87 | $13.11 | $13.10 | $15.09 | $19.71 |
| Number of accumulation units outstanding at end of period | | | | | | 4,201 | 4,431 | 3,591 | 5,269 | 2,041 |
| **ING RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during August 2009) | | | | | | | | | | |
| Value at beginning of period | | | | | | $11.42 | $12.87 | $16.09 | $15.63 | $17.94 |
| Value at end of period | | | | | | $12.87 | $16.09 | $15.63 | $17.94 | $24.05 |
| Number of accumulation units outstanding at end of period | | | | | | 9,673 | 9,413 | 11,864 | 11,368 | 1,362 |

**Condensed Financial Information (continued)**

| | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING RUSSELL™ MID CAP INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during January 2009) | | | | | | | | | | |
| Value at beginning of period | $11.66 | $10.03 | $10.28 | $8.27 | $5.57 | | | | | |
| Value at end of period | $15.54 | $11.66 | $10.03 | $10.28 | $8.27 | | | | | |
| Number of accumulation units outstanding at end of period | 5,836 | 2,519 | 1,901 | 1,511 | 211 | | | | | |
| **ING RUSSELL™ SMALL CAP INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during August 2008) | | | | | | | | | | |
| Value at beginning of period | $12.13 | $10.52 | $11.02 | $8.77 | $6.98 | $10.03 | | | | |
| Value at end of period | $16.72 | $12.13 | $10.52 | $11.02 | $8.77 | $6.98 | | | | |
| Number of accumulation units outstanding at end of period | 11,920 | 3,658 | 3,857 | 18,072 | 1,951 | 1,494 | | | | |
| **ING SMALLCAP OPPORTUNITIES PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $12.83 | $11.21 | $11.19 | $8.51 | $6.54 | $10.04 | $9.18 | $8.21 | $7.58 | $6.92 |
| Value at end of period | $17.73 | $12.83 | $11.21 | $11.19 | $8.51 | $6.54 | $10.04 | $9.18 | $8.21 | $7.58 |
| Number of accumulation units outstanding at end of period | 286,262 | 282,667 | 256,032 | 216,613 | 137,214 | 101,610 | 56,833 | 24,253 | 11,518 | 9,229 |
| **ING SMALL COMPANY PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $24.44 | $21.48 | $22.17 | $17.94 | $14.16 | $20.67 | $19.65 | $16.93 | $15.45 | $13.60 |
| Value at end of period | $33.45 | $24.44 | $21.48 | $22.17 | $17.94 | $14.16 | $20.67 | $19.65 | $16.93 | $15.45 |
| Number of accumulation units outstanding at end of period | 41,277 | 100,582 | 118,260 | 126,681 | 125,383 | 57,445 | 16,853 | 26,633 | 23,649 | 41,749 |
| **ING SOLUTION 2015 PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during January 2006) | | | | | | | | | | |
| Value at beginning of period | $13.08 | $11.81 | $11.97 | $10.83 | $8.91 | $12.27 | $11.80 | $10.95 | | |
| Value at end of period | $14.17 | $13.08 | $11.81 | $11.97 | $10.83 | $8.91 | $12.27 | $11.80 | | |
| Number of accumulation units outstanding at end of period | 18,247 | 76,021 | 76,463 | 115,518 | 89,970 | 24,589 | 29,776 | 1,170 | | |
| **ING SOLUTION 2025 PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during December 2005) | | | | | | | | | | |
| Value at beginning of period | $12.83 | $11.38 | $11.82 | $10.46 | $8.37 | $12.74 | $12.25 | $10.95 | $10.95 | |
| Value at end of period | $14.82 | $12.83 | $11.38 | $11.82 | $10.46 | $8.37 | $12.74 | $12.25 | $10.95 | |
| Number of accumulation units outstanding at end of period | 39,613 | 201,010 | 246,227 | 231,501 | 151,115 | 11,054 | 23,517 | 7,747 | 37 | |
| **ING SOLUTION 2035 PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during December 2005) | | | | | | | | | | |
| Value at beginning of period | $12.97 | $11.35 | $11.97 | $10.52 | $8.25 | $13.18 | $12.60 | $11.11 | $11.11 | |
| Value at end of period | $15.51 | $12.97 | $11.35 | $11.97 | $10.52 | $8.25 | $13.18 | $12.60 | $11.11 | |
| Number of accumulation units outstanding at end of period | 42,652 | 234,612 | 233,305 | 186,691 | 140,234 | 10,473 | 15,911 | 4,364 | 41 | |
| **ING SOLUTION 2045 PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during December 2005) | | | | | | | | | | |
| Value at beginning of period | $12.97 | $11.30 | $11.99 | $10.48 | $8.13 | $13.60 | $12.94 | $11.32 | $11.37 | |
| Value at end of period | $15.90 | $12.97 | $11.30 | $11.99 | $10.48 | $8.13 | $13.60 | $12.94 | $11.32 | |
| Number of accumulation units outstanding at end of period | 75,375 | 207,228 | 190,326 | 152,792 | 112,069 | 12,259 | 7,940 | 2,319 | 1 | |
| **ING SOLUTION 2055 PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during July 2010) | | | | | | | | | | |
| Value at beginning of period | $12.51 | $10.90 | $11.57 | $9.91 | | | | | | |
| Value at end of period | $15.36 | $12.51 | $10.90 | $11.57 | | | | | | |
| Number of accumulation units outstanding at end of period | 5,361 | 15,976 | 5,474 | 3,092 | | | | | | |
| **ING SOLUTION BALANCED PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during May 2013) | | | | | | | | | | |
| Value at beginning of period | $11.18 | | | | | | | | | |
| Value at end of period | $12.08 | | | | | | | | | |
| Number of accumulation units outstanding at end of period | 91 | | | | | | | | | |
| **ING SOLUTION INCOME PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during June 2006) | | | | | | | | | | |
| Value at beginning of period | $13.17 | $12.08 | $12.11 | $11.12 | $9.55 | $11.54 | $11.03 | $10.30 | | |
| Value at end of period | $14.00 | $13.17 | $12.08 | $12.11 | $11.12 | $9.55 | $11.54 | $11.03 | | |
| Number of accumulation units outstanding at end of period | 6,797 | 36,422 | 32,990 | 34,806 | 14,482 | 5,294 | 227 | 67 | | |

CFI 127

**Condensed Financial Information (continued)**

| | 2004 | 2005 | 2006 | 2007 | 2008 | 2009 | 2010 | 2011 | 2012 | 2013 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING SOLUTION MODERATELY CONSERVATIVE PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during December 2008) | | | | | | | | | | |
| Value at beginning of period | | | | | $7.49 | $7.67 | $9.16 | $10.12 | $9.99 | $11.11 |
| Value at end of period | | | | | $7.67 | $9.16 | $10.12 | $9.99 | $11.11 | $12.09 |
| Number of accumulation units outstanding at end of period | | | | | 42 | 184 | 5,360 | 15,744 | 14,240 | 14,848 |
| **ING STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $11.60 | $12.45 | $12.84 | $13.82 | $14.53 | $11.03 | $12.92 | $14.26 | $14.42 | $16.09 |
| Value at end of period | $12.45 | $12.84 | $13.82 | $14.53 | $11.03 | $12.92 | $14.26 | $14.42 | $16.09 | $17.92 |
| Number of accumulation units outstanding at end of period | 8,025 | 2,315 | 1,901 | 2,107 | 948 | 10,350 | 13,344 | 13,155 | 15,338 | 14,609 |
| **ING STRATEGIC ALLOCATION GROWTH PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $9.92 | $11.04 | $11.64 | $13.10 | $13.67 | $8.68 | $10.80 | $12.13 | $11.70 | $13.37 |
| Value at end of period | $11.04 | $11.64 | $13.10 | $13.67 | $8.68 | $10.80 | $12.13 | $11.70 | $13.37 | $16.26 |
| Number of accumulation units outstanding at end of period | 314,739 | 7,130 | 7,638 | 27,840 | 34,645 | 42,306 | 72,964 | 69,784 | 70,250 | 17,299 |
| **ING STRATEGIC ALLOCATION MODERATE PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $10.54 | $11.54 | $12.01 | $13.26 | $13.90 | $9.60 | $11.62 | $12.93 | $12.78 | $14.42 |
| Value at end of period | $11.54 | $12.01 | $13.26 | $13.90 | $9.60 | $11.62 | $12.93 | $12.78 | $14.42 | $16.70 |
| Number of accumulation units outstanding at end of period | 116,260 | 4,061 | 3,365 | 35,711 | 25,795 | 83,557 | 103,272 | 108,783 | 105,922 | 38,808 |
| **ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during October 2005) | | | | | | | | | | |
| Value at beginning of period | | $11.01 | $10.98 | $12.50 | $12.97 | $9.34 | $12.36 | $14.01 | $14.32 | $16.29 |
| Value at end of period | | $10.98 | $12.50 | $12.97 | $9.34 | $12.36 | $14.01 | $14.32 | $16.29 | $19.77 |
| Number of accumulation units outstanding at end of period | | 13 | 3,046 | 17,163 | 43,204 | 203,923 | 239,156 | 238,971 | 223,936 | 255,323 |
| **ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2005) | | | | | | | | | | |
| Value at beginning of period | | $9.94 | $11.47 | $12.09 | $13.95 | $7.69 | $11.19 | $14.64 | $14.00 | $15.77 |
| Value at end of period | | $11.47 | $12.09 | $13.95 | $7.69 | $11.19 | $14.64 | $14.00 | $15.77 | $21.18 |
| Number of accumulation units outstanding at end of period | | 31,355 | 145,786 | 53,237 | 519,115 | 954,280 | 999,962 | 967,968 | 693,711 | 339,627 |
| **ING T. ROWE PRICE EQUITY INCOME PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $13.01 | $14.85 | $15.33 | $18.14 | $18.57 | $11.87 | $14.74 | $16.83 | $16.57 | $19.30 |
| Value at end of period | $14.85 | $15.33 | $18.14 | $18.57 | $11.87 | $14.74 | $16.83 | $16.57 | $19.30 | $24.87 |
| Number of accumulation units outstanding at end of period | 5,455 | 8,870 | 10,049 | 14,502 | 11,779 | 65,316 | 63,972 | 67,043 | 46,643 | 15,351 |
| **ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $11.79 | $12.88 | $13.59 | $15.30 | $16.70 | $9.59 | $13.62 | $15.81 | $15.55 | $18.36 |
| Value at end of period | $12.88 | $13.59 | $15.30 | $16.70 | $9.59 | $13.62 | $15.81 | $15.55 | $18.36 | $25.41 |
| Number of accumulation units outstanding at end of period | 73,938 | 139,251 | 175,551 | 157,029 | 176,700 | 379,512 | 393,800 | 398,657 | 319,364 | 115,405 |
| **ING T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during May 2006) | | | | | | | | | | |
| Value at beginning of period | | | $13.14 | $15.38 | $18.42 | $9.24 | $12.63 | $14.28 | $12.44 | $14.67 |
| Value at end of period | | | $15.38 | $18.42 | $9.24 | $12.63 | $14.28 | $12.44 | $14.67 | $16.67 |
| Number of accumulation units outstanding at end of period | | | 368 | 6,125 | 12,132 | 19,594 | 22,442 | 14,397 | 13,358 | 1,752 |
| **ING TEMPLETON FOREIGN EQUITY PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2008) | | | | | | | | | | |
| Value at beginning of period | | | | | $10.20 | $6.31 | $8.29 | $8.96 | $7.84 | $9.26 |
| Value at end of period | | | | | $6.31 | $8.29 | $8.96 | $7.84 | $9.26 | $11.06 |
| Number of accumulation units outstanding at end of period | | | | | 504,315 | 628,074 | 754,143 | 814,704 | 728,594 | 637,147 |
| **ING TEMPLETON GLOBAL GROWTH PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | | | $9.36 | $11.10 | $11.30 | $6.77 | $8.90 | $9.53 | $8.92 | $10.80 |
| Value at end of period | | | $11.10 | $11.30 | $6.77 | $8.90 | $9.53 | $8.92 | $10.80 | $14.01 |
| Number of accumulation units outstanding at end of period | | | 102 | 1,938 | 2,178 | 13,017 | 13,638 | 17,059 | 26,489 | 4,856 |
| **ING U.S. BOND INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during July 2008) | | | | | | | | | | |
| Value at beginning of period | | | | | $9.93 | $10.23 | $10.76 | $11.34 | $12.08 | $12.46 |
| Value at end of period | | | | | $10.23 | $10.76 | $11.34 | $12.08 | $12.46 | $12.07 |
| Number of accumulation units outstanding at end of period | | | | | 6 | 1,919 | 3,488 | 2,661 | 2,357 | 8,959 |

**Condensed Financial Information (continued)**

| | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING U.S. STOCK INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during February 2009) | | | | | | | | | | |
| Value at beginning of period | $14.26 | $12.40 | $12.26 | $10.75 | $7.96 | | | | | |
| Value at end of period | $18.71 | $14.26 | $12.40 | $12.26 | $10.75 | | | | | |
| Number of accumulation units outstanding at end of period | 2,421 | 1,793 | 1,804 | 1,060 | 386 | | | | | |
| **INVESCO MID CAP CORE EQUITY FUND** | | | | | | | | | | |
| (Funds were first received in this option during June 2009) | | | | | | | | | | |
| Value at beginning of period | $14.06 | $12.82 | $13.76 | $12.31 | $10.22 | | | | | |
| Value at end of period | $18.05 | $14.06 | $12.82 | $13.76 | $12.31 | | | | | |
| Number of accumulation units outstanding at end of period | 169 | 198 | 260 | 119 | 32 | | | | | |
| **INVESCO V.I. AMERICAN FRANCHISE FUND** | | | | | | | | | | |
| (Funds were first received in this option during April 2012) | | | | | | | | | | |
| Value at beginning of period | $36.09 | $37.18 | | | | | | | | |
| Value at end of period | $50.25 | $36.09 | | | | | | | | |
| Number of accumulation units outstanding at end of period | 17,437 | 29,397 | | | | | | | | |
| **INVESCO V.I. CORE EQUITY FUND** | | | | | | | | | | |
| Value at beginning of period | $12.11 | $10.71 | $10.78 | $9.91 | $7.77 | $11.20 | $10.43 | $8.99 | $8.59 | $7.94 |
| Value at end of period | $15.56 | $12.11 | $10.71 | $10.78 | $9.91 | $7.77 | $11.20 | $10.43 | $8.99 | $8.59 |
| Number of accumulation units outstanding at end of period | 49,434 | 72,451 | 114,277 | 113,684 | 98,470 | 48,015 | 16,224 | 13,763 | 4,835 | 4,680 |
| **JANUS ASPEN BALANCED PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $25.81 | $22.87 | $22.65 | $21.03 | $16.81 | $20.11 | $18.31 | $16.65 | $15.52 | $14.39 |
| Value at end of period | $30.82 | $25.81 | $22.87 | $22.65 | $21.03 | $16.81 | $20.11 | $18.31 | $16.65 | $15.52 |
| Number of accumulation units outstanding at end of period | 15 | 15 | 15 | 540 | 540 | 15 | 15 | 15 | 15 | 58,434 |
| **JANUS ASPEN ENTERPRISE PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $22.35 | $19.18 | $19.58 | $15.66 | $10.88 | $19.47 | $16.06 | $14.22 | $12.75 | $10.63 |
| Value at end of period | $29.39 | $22.35 | $19.18 | $19.58 | $15.66 | $10.88 | $19.47 | $16.06 | $14.22 | $12.75 |
| Number of accumulation units outstanding at end of period | 15 | 15 | 15 | 97 | 97 | 15 | 15 | 15 | 15 | 99,290 |
| **JANUS ASPEN FLEXIBLE BOND PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during June 2009) | | | | | | | | | | |
| Value at beginning of period | $23.09 | $21.45 | $20.23 | $18.86 | $17.26 | | | | | |
| Value at end of period | $22.91 | $23.09 | $21.45 | $20.23 | $18.86 | | | | | |
| Number of accumulation units outstanding at end of period | 0 | 0 | 0 | 161 | 161 | | | | | |
| **JANUS ASPEN GLOBAL RESEARCH PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $12.19 | $10.22 | $11.92 | $10.36 | $7.57 | $13.77 | $12.64 | $10.77 | $10.24 | $9.83 |
| Value at end of period | $15.55 | $12.19 | $10.22 | $11.92 | $10.36 | $7.57 | $13.77 | $12.64 | $10.77 | $10.24 |
| Number of accumulation units outstanding at end of period | 15 | 15 | 15 | 254 | 254 | 15 | 15 | 15 | 15 | 108,910 |
| **JANUS ASPEN JANUS PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during June 2009) | | | | | | | | | | |
| Value at beginning of period | $14.11 | $11.98 | $12.73 | $11.19 | $9.24 | | | | | |
| Value at end of period | $18.27 | $14.11 | $11.98 | $12.73 | $11.19 | | | | | |
| Number of accumulation units outstanding at end of period | 0 | 0 | 0 | 75 | 75 | | | | | |
| **LAZARD U.S. MID CAP EQUITY PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during August 2007) | | | | | | | | | | |
| Value at beginning of period | $8.82 | $8.42 | $9.00 | $7.36 | $5.36 | $8.77 | $9.10 | | | |
| Value at end of period | $11.62 | $8.82 | $8.42 | $9.00 | $7.36 | $5.36 | $8.77 | | | |
| Number of accumulation units outstanding at end of period | 4,684 | 28 | 28 | 1,076 | 44 | 37 | 28 | | | |
| **LOOMIS SAYLES SMALL CAP VALUE FUND** | | | | | | | | | | |
| (Funds were first received in this option during January 2009) | | | | | | | | | | |
| Value at beginning of period | $12.78 | $11.08 | $11.36 | $9.17 | $6.49 | | | | | |
| Value at end of period | $17.21 | $12.78 | $11.08 | $11.36 | $9.17 | | | | | |
| Number of accumulation units outstanding at end of period | 1,235 | 643 | 1,582 | 827 | 176 | | | | | |

# Condensed Financial Information (continued)

| | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 |
|---|---|---|---|---|---|---|---|---|---|---|
| **LORD ABBETT SERIES FUND - MID CAP STOCK PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $15.75 | $13.84 | $14.51 | $11.64 | $9.26 | $15.36 | $15.38 | $13.79 | $12.82 | $10.41 |
| Value at end of period | $20.39 | $15.75 | $13.84 | $14.51 | $11.64 | $9.26 | $15.36 | $15.38 | $13.79 | $12.82 |
| Number of accumulation units outstanding at end of period | 19,161 | 145,448 | 140,878 | 132,834 | 132,172 | 30,324 | 24,028 | 14,824 | 11,068 | 5,983 |
| **NEUBERGER BERMAN SOCIALLY RESPONSIVE FUND®** | | | | | | | | | | |
| (Funds were first received in this option during January 2007) | | | | | | | | | | |
| Value at beginning of period | $11.62 | $10.55 | $10.96 | $9.00 | $6.95 | $11.45 | $10.97 | | | |
| Value at end of period | $15.92 | $11.62 | $10.55 | $10.96 | $9.00 | $6.95 | $11.45 | | | |
| Number of accumulation units outstanding at end of period | 1,387 | 13,398 | 20,287 | 16,146 | 11,996 | 8 | 66 | | | |
| **NEW PERSPECTIVE FUND®** | | | | | | | | | | |
| (Funds were first received in this option during February 2005) | | | | | | | | | | |
| Value at beginning of period | $17.91 | $14.93 | $16.27 | $14.53 | $10.64 | $17.23 | $14.96 | $12.56 | $11.27 | |
| Value at end of period | $22.57 | $17.91 | $14.93 | $16.27 | $14.53 | $10.64 | $17.23 | $14.96 | $12.56 | |
| Number of accumulation units outstanding at end of period | 15,801 | 61,296 | 52,508 | 48,340 | 47,849 | 11,891 | 7,278 | 1,223 | 371 | |
| **OPPENHEIMER DEVELOPING MARKETS FUND** | | | | | | | | | | |
| Value at beginning of period | $78.84 | $65.66 | $80.69 | $63.96 | $35.42 | $68.61 | $51.59 | $41.48 | $29.56 | $22.15 |
| Value at end of period | $84.87 | $78.84 | $65.66 | $80.69 | $63.96 | $35.42 | $68.61 | $51.59 | $41.48 | $29.56 |
| Number of accumulation units outstanding at end of period | 11,533 | 45,755 | 47,575 | 60,124 | 61,858 | 20,675 | 22,189 | 6,159 | 4,533 | 111 |
| **OPPENHEIMER GLOBAL STRATEGIC INCOME FUND/VA** | | | | | | | | | | |
| Value at beginning of period | $22.49 | $19.94 | $19.90 | $17.42 | $14.76 | $17.31 | $15.89 | $14.88 | $15.58 | $13.51 |
| Value at end of period | $22.32 | $22.49 | $19.94 | $19.90 | $17.42 | $14.76 | $17.31 | $15.89 | $14.88 | $14.58 |
| Number of accumulation units outstanding at end of period | 0 | 0 | 0 | 165 | 165 | 0 | 0 | 0 | 0 | 28,121 |
| **OPPENHEIMER MAIN STREET SMALL CAP FUND®/VA** | | | | | | | | | | |
| (Funds were first received in this option during February 2006) | | | | | | | | | | |
| Value at beginning of period | $15.52 | $13.24 | $13.63 | $11.11 | $8.15 | $13.20 | $13.45 | $12.73 | | |
| Value at end of period | $21.74 | $15.52 | $13.24 | $13.63 | $11.11 | $8.15 | $13.20 | $13.45 | | |
| Number of accumulation units outstanding at end of period | 5,144 | 17,758 | 22,680 | 29,361 | 30,580 | 10,602 | 5,958 | 3,667 | | |
| **PAX WORLD BALANCED FUND** | | | | | | | | | | |
| Value at beginning of period | $13.51 | $12.22 | $12.53 | $11.27 | $9.35 | $13.58 | $12.49 | $11.36 | $10.84 | $9.62 |
| Value at end of period | $15.62 | $13.51 | $12.22 | $12.53 | $11.27 | $9.35 | $13.58 | $12.49 | $11.36 | $10.84 |
| Number of accumulation units outstanding at end of period | 8,814 | 18,953 | 25,584 | 26,858 | 32,073 | 20,688 | 18,023 | 611 | 240 | 106 |
| **PIMCO VIT REAL RETURN PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during January 2005) | | | | | | | | | | |
| Value at beginning of period | $16.89 | $15.63 | $14.09 | $13.12 | $11.16 | $12.08 | $11.00 | $10.98 | $10.81 | |
| Value at end of period | $15.23 | $16.89 | $15.63 | $14.09 | $13.12 | $11.16 | $12.08 | $11.00 | $10.98 | |
| Number of accumulation units outstanding at end of period | 34,940 | 90,383 | 106,193 | 78,170 | 71,711 | 18,274 | 5,882 | 1,834 | 229 | |
| **PIONEER EMERGING MARKETS VCT PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during July 2007) | | | | | | | | | | |
| Value at beginning of period | $8.98 | $8.07 | $10.60 | $9.21 | $5.31 | $12.78 | $11.33 | | | |
| Value at end of period | $8.74 | $8.98 | $8.07 | $10.60 | $9.21 | $5.31 | $12.78 | | | |
| Number of accumulation units outstanding at end of period | 9,012 | 5,286 | 8,482 | 13,250 | 11,567 | 5,300 | 12,579 | | | |
| **PIONEER HIGH YIELD VCT PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $16.58 | $14.38 | $14.72 | $12.55 | $7.87 | $12.27 | $11.67 | $10.83 | $10.69 | $9.92 |
| Value at end of period | $18.46 | $16.58 | $14.38 | $14.72 | $12.55 | $7.87 | $12.27 | $11.67 | $10.83 | $10.69 |
| Number of accumulation units outstanding at end of period | 5,309 | 21,596 | 18,551 | 23,361 | 22,810 | 6,545 | 2,145 | 613 | 263 | 63 |
| **SMALLCAP WORLD FUND®** | | | | | | | | | | |
| (Funds were first received in this option during May 2008) | | | | | | | | | | |
| Value at beginning of period | $10.70 | $8.82 | $10.36 | $8.35 | $5.47 | $10.16 | | | | |
| Value at end of period | $13.75 | $10.70 | $8.82 | $10.36 | $8.35 | $5.47 | | | | |
| Number of accumulation units outstanding at end of period | 3,273 | 242 | 807 | 1,024 | 1,383 | 12 | | | | |
| **TEMPLETON GLOBAL BOND FUND** | | | | | | | | | | |
| Value at beginning of period | $32.57 | $28.31 | $29.19 | $26.07 | $22.08 | $20.91 | $18.99 | $16.85 | $17.49 | $16.06 |
| Value at end of period | $33.08 | $32.57 | $28.31 | $29.19 | $26.07 | $22.08 | $20.91 | $18.99 | $16.85 | $17.49 |
| Number of accumulation units outstanding at end of period | 20,391 | 55,086 | 71,778 | 67,680 | 59,288 | 23,051 | 9,108 | 1,620 | 474 | 136 |

**Condensed Financial Information (continued)**

| | 2004 | 2005 | 2006 | 2007 | 2008 | 2009 | 2010 | 2011 | 2012 | 2013 |
|---|---|---|---|---|---|---|---|---|---|---|
| **THE BOND FUND OF AMERICA℠** | | | | | | | | | | |
| (Funds were first received in this option during June 2008) | | | | | | | | | | |
| Value at beginning of period | | | | | $9.84 | $8.73 | $9.96 | $10.62 | $11.23 | $11.82 |
| Value at end of period | | | | | $8.73 | $9.96 | $10.62 | $11.23 | $11.82 | $11.51 |
| Number of accumulation units outstanding at end of period | | | | | 783 | 12,569 | 18,186 | 21,749 | 11,546 | 6,910 |
| **THE GROWTH FUND OF AMERICA®** | | | | | | | | | | |
| Value at beginning of period | $9.97 | $10.86 | $12.32 | $13.58 | $14.96 | $9.06 | $12.10 | $13.50 | $12.76 | $15.29 |
| Value at end of period | $10.86 | $12.32 | $13.58 | $14.96 | $9.06 | $12.10 | $13.50 | $12.76 | $15.29 | $20.33 |
| Number of accumulation units outstanding at end of period | 4,320 | 9,507 | 25,591 | 92,758 | 119,542 | 422,408 | 476,942 | 482,682 | 360,126 | 116,980 |
| **THE HARTFORD CAPITAL APPRECIATION FUND** | | | | | | | | | | |
| (Funds were first received in this option during July 2010) | | | | | | | | | | |
| Value at beginning of period | | | | | | | $9.59 | $11.48 | $9.67 | $11.55 |
| Value at end of period | | | | | | | $11.48 | $9.67 | $11.55 | $16.26 |
| Number of accumulation units outstanding at end of period | | | | | | | 16,540 | 17,888 | 13,804 | 4 |
| **THE HARTFORD DIVIDEND AND GROWTH FUND** | | | | | | | | | | |
| (Funds were first received in this option during June 2010) | | | | | | | | | | |
| Value at beginning of period | | | | | | | $9.29 | $11.16 | $11.19 | $12.55 |
| Value at end of period | | | | | | | $11.16 | $11.19 | $12.55 | $16.33 |
| Number of accumulation units outstanding at end of period | | | | | | | 4,159 | 2,485 | 20,822 | 227 |
| **USAA PRECIOUS METALS AND MINERALS FUND** | | | | | | | | | | |
| (Funds were first received in this option during July 2011) | | | | | | | | | | |
| Value at beginning of period | | | | | | | | $10.93 | $8.77 | $7.66 |
| Value at end of period | | | | | | | | $8.77 | $7.66 | $3.69 |
| Number of accumulation units outstanding at end of period | | | | | | | | 1,448 | 2,054 | 4,727 |
| **WANGER INTERNATIONAL** | | | | | | | | | | |
| (Funds were first received in this option during July 2007) | | | | | | | | | | |
| Value at beginning of period | | | | $10.83 | $10.52 | $5.69 | $8.46 | $10.50 | $8.91 | $10.76 |
| Value at end of period | | | | $10.52 | $5.69 | $8.46 | $10.50 | $8.91 | $10.76 | $13.08 |
| Number of accumulation units outstanding at end of period | | | | 853 | 1,375 | 7,389 | 10,341 | 8,551 | 5,562 | 5,099 |
| **WANGER SELECT** | | | | | | | | | | |
| (Funds were first received in this option during May 2005) | | | | | | | | | | |
| Value at beginning of period | | $10.85 | $12.57 | $14.95 | $16.25 | $8.22 | $13.58 | $17.07 | $13.96 | $16.43 |
| Value at end of period | | $12.57 | $14.95 | $16.25 | $8.22 | $13.58 | $17.07 | $13.96 | $16.43 | $21.97 |
| Number of accumulation units outstanding at end of period | | 14,776 | 46,024 | 158,868 | 318,946 | 559,973 | 788,983 | 815,582 | 846,389 | 780,819 |
| **WANGER USA** | | | | | | | | | | |
| Value at beginning of period | $10.17 | $11.62 | $12.84 | $13.77 | $14.41 | $8.64 | $12.20 | $14.96 | $14.34 | $17.10 |
| Value at end of period | $11.62 | $12.84 | $13.77 | $14.41 | $8.64 | $12.20 | $14.96 | $14.34 | $17.10 | $22.72 |
| Number of accumulation units outstanding at end of period | 23 | 65 | 790 | 9,575 | 29,736 | 93,492 | 130,643 | 116,294 | 90,317 | 25,054 |
| **WASHINGTON MUTUAL INVESTORS FUND℠** | | | | | | | | | | |
| Value at beginning of period | $10.31 | $10.86 | $11.17 | $13.08 | $13.51 | $8.97 | $10.61 | $11.94 | $12.69 | $14.18 |
| Value at end of period | $10.86 | $11.17 | $13.08 | $13.51 | $8.97 | $10.61 | $11.94 | $12.69 | $14.18 | $18.58 |
| Number of accumulation units outstanding at end of period | 109 | 501 | 1,909 | 22,702 | 40,223 | 177,188 | 197,389 | 217,067 | 179,541 | 31,884 |
| **WELLS FARGO ADVANTAGE SPECIAL SMALL CAP VALUE FUND** | | | | | | | | | | |
| Value at beginning of period | $16.71 | $18.68 | $20.49 | $24.72 | $22.57 | $15.30 | $19.75 | $24.05 | $23.38 | $26.35 |
| Value at end of period | $18.68 | $20.49 | $24.72 | $22.57 | $15.30 | $19.75 | $24.05 | $23.38 | $26.35 | $36.15 |
| Number of accumulation units outstanding at end of period | 156 | 890 | 2,697 | 5,107 | 2,998 | 45,701 | 50,018 | 50,866 | 49,869 | 2,213 |

## Condensed Financial Information (continued)

### TABLE 16

FOR CONTRACTS ISSUED UNDER 403(b), 401(a) AND 401(k) PLANS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 0.70%

(Selected data for accumulation units outstanding throughout each period)

| | 2004 | 2005 | 2006 | 2007 | 2008 | 2009 | 2010 | 2011 | 2012 | 2013 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ALGER GREEN FUND** | | | | | | | | | | |
| (Funds were first received in this option during July 2009) | | | | | | | | | | |
| Value at beginning of period | | | | | | $10.85 | $13.00 | $14.14 | $13.31 | $15.19 |
| Value at end of period | | | | | | $13.00 | $14.14 | $13.31 | $15.19 | $20.32 |
| Number of accumulation units outstanding at end of period | | | | | | 58 | 826 | 2,569 | 2,973 | 7,315 |
| **AMANA GROWTH FUND** | | | | | | | | | | |
| (Funds were first received in this option during July 2009) | | | | | | | | | | |
| Value at beginning of period | | | | | | $8.05 | $9.65 | $11.11 | $10.83 | $11.96 |
| Value at end of period | | | | | | $9.65 | $11.11 | $10.83 | $11.96 | $14.59 |
| Number of accumulation units outstanding at end of period | | | | | | 1,211 | 4,041 | 8,888 | 9,467 | 35,240 |
| **AMANA INCOME FUND** | | | | | | | | | | |
| (Funds were first received in this option during June 2009) | | | | | | | | | | |
| Value at beginning of period | | | | | | $8.43 | $9.94 | $11.08 | $11.21 | $12.21 |
| Value at end of period | | | | | | $9.94 | $11.08 | $11.21 | $12.21 | $15.73 |
| Number of accumulation units outstanding at end of period | | | | | | 1,653 | 1,702 | 36,413 | 43,698 | 87,390 |
| **AMERICAN CENTURY® INFLATION-ADJUSTED BOND FUND** | | | | | | | | | | |
| (Funds were first received in this option during August 2009) | | | | | | | | | | |
| Value at beginning of period | | | | | | $10.21 | $10.73 | $11.24 | $12.62 | $13.37 |
| Value at end of period | | | | | | $10.73 | $11.24 | $12.62 | $13.37 | $12.06 |
| Number of accumulation units outstanding at end of period | | | | | | 10 | 8,014 | 16,893 | 22,115 | 64,492 |
| **ARIEL FUND** | | | | | | | | | | |
| (Funds were first received in this option during July 2010) | | | | | | | | | | |
| Value at beginning of period | | | | | | | $13.50 | $17.33 | $15.25 | $18.22 |
| Value at end of period | | | | | | | $17.33 | $15.25 | $18.22 | $26.18 |
| Number of accumulation units outstanding at end of period | | | | | | | 373 | 1,274 | 1,950 | 4,235 |
| **ARTISAN INTERNATIONAL FUND** | | | | | | | | | | |
| (Funds were first received in this option during June 2008) | | | | | | | | | | |
| Value at beginning of period | | | | | $10.44 | $5.78 | $8.03 | $8.44 | $7.78 | $9.68 |
| Value at end of period | | | | | $5.78 | $8.03 | $8.44 | $7.78 | $9.68 | $12.04 |
| Number of accumulation units outstanding at end of period | | | | | 431 | 461 | 2,252 | 3,073 | 10,503 | 36,067 |
| **ASTON/FAIRPOINTE MID CAP FUND** | | | | | | | | | | |
| (Funds were first received in this option during January 2011) | | | | | | | | | | |
| Value at beginning of period | | | | | | | | $11.76 | $10.91 | $12.61 |
| Value at end of period | | | | | | | | $10.91 | $12.61 | $18.10 |
| Number of accumulation units outstanding at end of period | | | | | | | | 2,087 | 2,126 | 4,911 |
| **BLACKROCK MID CAP VALUE OPPORTUNITIES FUND** | | | | | | | | | | |
| (Funds were first received in this option during November 2009) | | | | | | | | | | |
| Value at beginning of period | | | | | | $11.95 | $12.64 | $15.78 | $15.58 | $17.51 |
| Value at end of period | | | | | | $12.64 | $15.78 | $15.58 | $17.51 | $23.17 |
| Number of accumulation units outstanding at end of period | | | | | | 13 | 1,150 | 3,539 | 3,958 | 26,936 |
| **CALVERT VP SRI BALANCED PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $10.95 | $11.78 | $12.36 | $13.35 | $13.62 | $9.29 | $11.55 | $12.86 | $13.36 | $14.66 |
| Value at end of period | $11.78 | $12.36 | $13.35 | $13.62 | $9.29 | $11.55 | $12.86 | $13.36 | $14.66 | $17.17 |
| Number of accumulation units outstanding at end of period | 171,058 | 145,181 | 115,155 | 97,790 | 86,795 | 78,696 | 47,040 | 46,603 | 46,684 | 46,288 |
| **COHEN & STEERS REALTY SHARES, INC.** | | | | | | | | | | |
| (Funds were first received in this option during July 2011) | | | | | | | | | | |
| Value at beginning of period | | | | | | | | $10.20 | $9.49 | $10.91 |
| Value at end of period | | | | | | | | $9.49 | $10.91 | $11.16 |
| Number of accumulation units outstanding at end of period | | | | | | | | 1,368 | 2,260 | 6,025 |

CFI 132

| | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 |
|---|---|---|---|---|---|---|---|---|---|---|
| **COLUMBIA DIVERSIFIED EQUITY INCOME FUND** | | | | | | | | | | |
| (Funds were first received in this option during August 2008) | | | | | | | | | | |
| Value at beginning of period | $9.73 | $8.52 | $9.04 | $7.83 | $6.19 | $8.97 | | | | |
| Value at end of period | $12.64 | $9.73 | $8.52 | $9.04 | $7.83 | $6.19 | | | | |
| Number of accumulation units outstanding at end of period | 21,388 | 5,765 | 9,477 | 3,916 | 2,079 | 13 | | | | |
| **COLUMBIA MID CAP VALUE FUND (CLASS A)** | | | | | | | | | | |
| (Funds were first received in this option during September 2008) | | | | | | | | | | |
| Value at beginning of period | $10.75 | $9.30 | $9.78 | $8.01 | $6.10 | $8.87 | | | | |
| Value at end of period | $14.43 | $10.75 | $9.30 | $9.78 | $8.01 | $6.10 | | | | |
| Number of accumulation units outstanding at end of period | 11,656 | 4,342 | 3,011 | 154 | 430 | 17 | | | | |
| **DELAWARE SMALL CAP VALUE FUND** | | | | | | | | | | |
| (Funds were first received in this option during November 2013) | | | | | | | | | | |
| Value at beginning of period | $11.47 | | | | | | | | | |
| Value at end of period | $12.08 | | | | | | | | | |
| Number of accumulation units outstanding at end of period | 391 | | | | | | | | | |
| **EUROPACIFIC GROWTH FUND®** | | | | | | | | | | |
| Value at beginning of period | $17.75 | $14.99 | $17.48 | $16.09 | $11.65 | $19.73 | $16.71 | $13.82 | $11.49 | $9.34 |
| Value at end of period | $21.18 | $17.75 | $14.99 | $17.48 | $16.09 | $11.65 | $19.73 | $16.71 | $13.82 | $11.49 |
| Number of accumulation units outstanding at end of period | 582,421 | 174,829 | 193,133 | 139,279 | 328,320 | 297,411 | 278,450 | 236,077 | 173,737 | 14,217 |
| **FIDELITY® VIP CONTRAFUND® PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $22.67 | $19.61 | $20.26 | $17.41 | $12.92 | $22.63 | $19.38 | $17.47 | $15.04 | $13.12 |
| Value at end of period | $29.56 | $22.67 | $19.61 | $20.26 | $17.41 | $12.92 | $22.63 | $19.38 | $17.47 | $15.04 |
| Number of accumulation units outstanding at end of period | 1,134,588 | 601,182 | 550,952 | 418,695 | 759,567 | 797,105 | 941,729 | 994,100 | 923,799 | 855,661 |
| **FIDELITY® VIP EQUITY-INCOME PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $15.70 | $13.48 | $13.45 | $11.76 | $9.09 | $15.97 | $15.84 | $13.27 | $12.62 | $11.40 |
| Value at end of period | $19.98 | $15.70 | $13.48 | $13.45 | $11.76 | $9.09 | $15.97 | $15.84 | $13.27 | $12.62 |
| Number of accumulation units outstanding at end of period | 288,526 | 243,651 | 216,540 | 194,844 | 302,711 | 343,187 | 434,592 | 477,516 | 472,995 | 493,970 |
| **FIDELITY® VIP GROWTH PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $14.79 | $12.99 | $13.05 | $10.59 | $8.31 | $15.84 | $12.56 | $11.84 | $11.27 | $10.98 |
| Value at end of period | $20.03 | $14.79 | $12.99 | $13.05 | $10.59 | $8.31 | $15.84 | $12.56 | $11.84 | $11.27 |
| Number of accumulation units outstanding at end of period | 529,118 | 321,546 | 275,318 | 194,985 | 290,339 | 393,530 | 526,777 | 544,267 | 620,174 | 813,947 |
| **FIDELITY® VIP OVERSEAS PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $13.40 | $11.17 | $13.58 | $12.09 | $9.62 | $17.25 | $14.81 | $12.63 | $10.68 | $9.47 |
| Value at end of period | $17.35 | $13.40 | $11.17 | $13.58 | $12.09 | $9.62 | $17.25 | $14.81 | $12.63 | $10.68 |
| Number of accumulation units outstanding at end of period | 36,551 | 54,765 | 39,609 | 37,223 | 35,798 | 41,798 | 54,406 | 49,823 | 58,637 | 70,858 |
| **FRANKLIN SMALL CAP VALUE SECURITIES FUND** | | | | | | | | | | |
| Value at beginning of period | $22.25 | $18.93 | $19.80 | $15.55 | $12.13 | $18.23 | $18.81 | $16.19 | $14.99 | $12.20 |
| Value at end of period | $30.10 | $22.25 | $18.93 | $19.80 | $15.55 | $12.13 | $18.23 | $18.81 | $16.19 | $14.99 |
| Number of accumulation units outstanding at end of period | 99,022 | 58,425 | 51,041 | 38,003 | 51,356 | 54,529 | 73,488 | 87,801 | 90,577 | 95,936 |
| **FUNDAMENTAL INVESTORS℠** | | | | | | | | | | |
| (Funds were first received in this option during July 2008) | | | | | | | | | | |
| Value at beginning of period | $10.39 | $8.93 | $9.17 | $8.10 | $6.12 | $9.21 | | | | |
| Value at end of period | $13.57 | $10.39 | $8.93 | $9.17 | $8.10 | $6.12 | | | | |
| Number of accumulation units outstanding at end of period | 218,233 | 96,885 | 89,927 | 13,970 | 22,733 | 10,065 | | | | |
| **ING AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $20.60 | $17.83 | $18.54 | $15.30 | $11.35 | $15.57 | $16.15 | $14.09 | $13.15 | $10.92 |
| Value at end of period | $26.87 | $20.60 | $17.83 | $18.54 | $15.30 | $11.35 | $15.57 | $16.15 | $14.09 | $13.15 |
| Number of accumulation units outstanding at end of period | 34,280 | 9,944 | 9,845 | 5,971 | 4,767 | 14,960 | 18,907 | 34,265 | 34,192 | 25,835 |
| **ING BALANCED PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $16.19 | $14.35 | $14.64 | $12.92 | $10.91 | $15.28 | $14.58 | $13.35 | $12.89 | $11.87 |
| Value at end of period | $18.76 | $16.19 | $14.35 | $14.64 | $12.92 | $10.91 | $15.28 | $14.58 | $13.35 | $12.89 |
| Number of accumulation units outstanding at end of period | 275,200 | 256,600 | 258,977 | 168,867 | 188,224 | 291,415 | 361,575 | 333,481 | 396,263 | 958,541 |

**Condensed Financial Information (continued)**

| | 2004 | 2005 | 2006 | 2007 | 2008 | 2009 | 2010 | 2011 | 2012 | 2013 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING BARON GROWTH PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $11.55 | $14.68 | $15.65 | $17.91 | $18.87 | $11.01 | $14.78 | $18.57 | $18.85 | $22.40 |
| Value at end of period | $14.68 | $15.65 | $17.91 | $18.87 | $11.01 | $14.78 | $18.57 | $18.85 | $22.40 | $30.88 |
| Number of accumulation units outstanding at end of period | 20,156 | 42,156 | 40,252 | 43,502 | 31,644 | 33,021 | 34,231 | 49,703 | 55,359 | 93,440 |
| **ING BLACKROCK HEALTH SCIENCES OPPORTUNITIES PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during May 2005) | | | | | | | | | | |
| Value at beginning of period | | $10.23 | $11.25 | $12.72 | $13.71 | $9.71 | $11.58 | $12.30 | $12.80 | $15.09 |
| Value at end of period | | $11.25 | $12.72 | $13.71 | $9.71 | $11.58 | $12.30 | $12.80 | $15.09 | $21.63 |
| Number of accumulation units outstanding at end of period | | 3,414 | 22,179 | 81,170 | 10,863 | 9,253 | 9,486 | 15,130 | 26,580 | 68,464 |
| **ING BLACKROCK LARGE CAP GROWTH PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2007) | | | | | | | | | | |
| Value at beginning of period | | | | $10.69 | $10.47 | $6.35 | $8.23 | $9.28 | $9.10 | $10.37 |
| Value at end of period | | | | $10.47 | $6.35 | $8.23 | $9.28 | $9.10 | $10.37 | $13.74 |
| Number of accumulation units outstanding at end of period | | | | 218,478 | 193,916 | 114,731 | 92,509 | 113,459 | 104,746 | 126,035 |
| **ING CLARION GLOBAL REAL ESTATE PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during September 2008) | | | | | | | | | | |
| Value at beginning of period | | | | | $9.74 | $6.71 | $8.92 | $10.30 | $9.70 | $12.15 |
| Value at end of period | | | | | $6.71 | $8.92 | $10.30 | $9.70 | $12.15 | $12.54 |
| Number of accumulation units outstanding at end of period | | | | | 44,813 | 36,167 | 27,405 | 46,097 | 41,230 | 94,758 |
| **ING CLARION REAL ESTATE PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during May 2006) | | | | | | | | | | |
| Value at beginning of period | | | $10.20 | $12.34 | $10.08 | $6.16 | $8.31 | $10.56 | $11.48 | $13.17 |
| Value at end of period | | | $12.34 | $10.08 | $6.16 | $8.31 | $10.56 | $11.48 | $13.17 | $13.35 |
| Number of accumulation units outstanding at end of period | | | 15,513 | 17,287 | 16,290 | 18,557 | 21,428 | 31,572 | 36,248 | 147,603 |
| **ING COLUMBIA CONTRARIAN CORE PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $16.73 | $18.01 | $18.58 | $21.01 | $21.73 | $13.11 | $17.14 | $19.07 | $18.05 | $20.13 |
| Value at end of period | $18.01 | $18.58 | $21.01 | $21.73 | $13.11 | $17.14 | $19.07 | $18.05 | $20.13 | $26.93 |
| Number of accumulation units outstanding at end of period | 7,819 | 7,510 | 8,832 | 7,992 | 6,351 | 5,872 | 3,972 | 4,961 | 5,900 | 12,904 |
| **ING COLUMBIA SMALL CAP VALUE II PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during March 2007) | | | | | | | | | | |
| Value at beginning of period | | | | $10.20 | $10.33 | $6.76 | $8.37 | $10.42 | $10.07 | $11.42 |
| Value at end of period | | | | $10.33 | $6.76 | $8.37 | $10.42 | $10.07 | $11.42 | $15.87 |
| Number of accumulation units outstanding at end of period | | | | 4,878 | 5,249 | 3,998 | 4,755 | 7,240 | 9,350 | 11,963 |
| **ING FMR^SM DIVERSIFIED MID CAP PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during October 2005) | | | | | | | | | | |
| Value at beginning of period | | $10.89 | $11.87 | $13.99 | $14.99 | $9.06 | $12.52 | $15.96 | $14.12 | $16.07 |
| Value at end of period | | $11.87 | $13.19 | $14.99 | $9.06 | $12.52 | $15.96 | $14.12 | $16.07 | $21.70 |
| Number of accumulation units outstanding at end of period | | 1,199 | 12,522 | 19,145 | 23,761 | 27,094 | 31,423 | 31,208 | 29,592 | 50,927 |
| **ING GLOBAL BOND PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2005) | | | | | | | | | | |
| Value at beginning of period | | $9.99 | $10.15 | $10.83 | $11.80 | $9.81 | $11.85 | $13.76 | $14.17 | $15.04 |
| Value at end of period | | $10.15 | $10.83 | $11.80 | $9.81 | $11.85 | $13.76 | $14.17 | $15.04 | $14.34 |
| Number of accumulation units outstanding at end of period | | 358,804 | 275,969 | 246,557 | 184,287 | 145,462 | 119,205 | 148,490 | 196,913 | 206,612 |
| **ING GLOBAL RESOURCES PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during January 2007) | | | | | | | | | | |
| Value at beginning of period | | | | $9.69 | $13.54 | $7.94 | $10.84 | $13.09 | $11.81 | $11.39 |
| Value at end of period | | | | $13.54 | $7.94 | $10.84 | $13.09 | $11.81 | $11.39 | $12.85 |
| Number of accumulation units outstanding at end of period | | | | 132,275 | 111,388 | 110,615 | 88,393 | 107,397 | 103,240 | 501,192 |
| **ING GROWTH AND INCOME PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $7.89 | $8.50 | $9.13 | $10.35 | $11.04 | $6.84 | $8.84 | $10.02 | $9.92 | $11.41 |
| Value at end of period | $8.50 | $9.13 | $10.35 | $11.04 | $6.84 | $8.84 | $10.02 | $9.92 | $11.41 | $14.80 |
| Number of accumulation units outstanding at end of period | 1,973,731 | 1,507,404 | 1,310,593 | 1,200,881 | 743,352 | 549,968 | 545,563 | 788,909 | 672,282 | 969,244 |

# Condensed Financial Information (continued)

| | 2004 | 2005 | 2006 | 2007 | 2008 | 2009 | 2010 | 2011 | 2012 | 2013 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING INDEX PLUS LARGECAP PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $10.50 | $11.52 | $12.06 | $13.72 | $14.31 | $8.92 | $10.92 | $12.35 | $12.26 | $13.93 |
| Value at end of period | $11.52 | $12.06 | $13.72 | $14.31 | $8.92 | $10.92 | $12.35 | $12.26 | $13.93 | $18.39 |
| Number of accumulation units outstanding at end of period | 765,777 | 665,283 | 580,790 | 449,198 | 427,312 | 381,827 | 226,176 | 275,989 | 216,436 | 788,456 |
| **ING INDEX PLUS MIDCAP PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $17.23 | $19.95 | $22.02 | $23.93 | $25.07 | $15.54 | $20.33 | $24.61 | $24.16 | $28.24 |
| Value at end of period | $19.95 | $22.02 | $23.93 | $25.07 | $15.54 | $20.33 | $24.61 | $24.16 | $28.24 | $37.73 |
| Number of accumulation units outstanding at end of period | 315,250 | 303,738 | 270,615 | 224,125 | 158,219 | 148,139 | 105,531 | 114,053 | 116,972 | 395,740 |
| **ING INDEX PLUS SMALLCAP PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $13.08 | $15.86 | $16.95 | $19.16 | $17.84 | $11.77 | $14.59 | $17.80 | $17.54 | $19.58 |
| Value at end of period | $15.86 | $16.95 | $19.16 | $17.84 | $11.77 | $14.59 | $17.80 | $17.54 | $19.58 | $27.74 |
| Number of accumulation units outstanding at end of period | 172,604 | 183,735 | 181,030 | 123,641 | 71,338 | 63,494 | 62,317 | 61,094 | 48,397 | 207,313 |
| **ING INTERMEDIATE BOND PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $13.82 | $14.40 | $14.75 | $15.24 | $16.04 | $14.58 | $16.15 | $17.62 | $18.82 | $20.44 |
| Value at end of period | $14.40 | $14.75 | $15.24 | $16.04 | $14.58 | $16.15 | $17.62 | $18.82 | $20.44 | $20.27 |
| Number of accumulation units outstanding at end of period | 536,525 | 423,773 | 436,561 | 366,287 | 411,319 | 367,914 | 110,443 | 130,162 | 116,886 | 214,007 |
| **ING INTERNATIONAL INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during August 2008) | | | | | | | | | | |
| Value at beginning of period | | | | | $8.83 | $5.94 | $7.54 | $8.07 | $7.04 | $8.30 |
| Value at end of period | | | | | $5.94 | $7.54 | $8.07 | $7.04 | $8.30 | $10.01 |
| Number of accumulation units outstanding at end of period | | | | | 379 | 14,166 | 11,456 | 25,924 | 24,544 | 53,484 |
| **ING INTERNATIONAL VALUE PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $10.37 | $12.09 | $13.14 | $16.89 | $19.03 | $10.82 | $13.66 | $13.90 | $11.74 | $13.90 |
| Value at end of period | $12.09 | $13.14 | $16.89 | $19.03 | $10.82 | $13.66 | $13.90 | $11.74 | $13.90 | $16.73 |
| Number of accumulation units outstanding at end of period | 61,311 | 81,125 | 82,905 | 65,781 | 47,593 | 44,888 | 29,244 | 22,077 | 19,957 | 51,012 |
| **ING INVESCO COMSTOCK PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $10.74 | $12.45 | $12.79 | $14.71 | $14.28 | $9.01 | $11.50 | $13.14 | $12.78 | $15.06 |
| Value at end of period | $12.45 | $12.79 | $14.71 | $14.28 | $9.01 | $11.50 | $13.14 | $12.78 | $15.06 | $20.18 |
| Number of accumulation units outstanding at end of period | 55,049 | 75,990 | 77,053 | 63,987 | 46,060 | 38,133 | 21,505 | 31,389 | 28,121 | 112,213 |
| **ING INVESCO EQUITY AND INCOME PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2005) | | | | | | | | | | |
| Value at beginning of period | | $10.15 | $11.08 | $12.35 | $12.36 | $9.66 | $11.45 | $13.12 | $12.89 | $14.43 |
| Value at end of period | | $11.08 | $12.35 | $12.36 | $9.66 | $11.45 | $13.12 | $12.89 | $14.43 | $17.44 |
| Number of accumulation units outstanding at end of period | | 464,730 | 428,146 | 445,193 | 375,079 | 282,865 | 233,613 | 260,079 | 288,766 | 397,267 |
| **ING INVESCO GROWTH AND INCOME PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during September 2005) | | | | | | | | | | |
| Value at beginning of period | | $10.81 | $11.08 | $12.77 | $13.01 | $8.75 | $10.77 | $12.04 | $11.69 | $13.30 |
| Value at end of period | | $11.08 | $12.77 | $13.01 | $8.75 | $10.77 | $12.04 | $11.69 | $13.30 | $17.68 |
| Number of accumulation units outstanding at end of period | | 6,844 | 21,331 | 24,646 | 18,099 | 16,026 | 10,102 | 18,009 | 27,482 | 56,304 |
| **ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during July 2005) | | | | | | | | | | |
| Value at beginning of period | | $10.69 | $13.45 | $18.14 | $24.95 | $12.07 | $20.57 | $24.57 | $19.94 | $23.59 |
| Value at end of period | | $13.45 | $18.14 | $24.95 | $12.07 | $20.57 | $24.57 | $19.94 | $23.59 | $22.08 |
| Number of accumulation units outstanding at end of period | | 5,768 | 17,893 | 25,425 | 12,659 | 13,226 | 12,101 | 18,096 | 16,674 | 30,651 |
| **ING JPMORGAN MID CAP VALUE PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $11.88 | $14.23 | $15.33 | $17.74 | $18.03 | $11.99 | $14.96 | $18.26 | $18.47 | $22.01 |
| Value at end of period | $14.23 | $15.33 | $17.74 | $18.03 | $11.99 | $14.96 | $18.26 | $18.47 | $22.01 | $28.75 |
| Number of accumulation units outstanding at end of period | 38,819 | 51,464 | 53,619 | 24,470 | 20,708 | 18,431 | 18,252 | 26,612 | 38,752 | 74,177 |
| **ING JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during June 2005) | | | | | | | | | | |
| Value at beginning of period | | $10.58 | $11.34 | $13.13 | $12.82 | $8.92 | $11.27 | $14.19 | $13.90 | $16.38 |
| Value at end of period | | $11.34 | $13.13 | $12.82 | $8.92 | $11.27 | $14.19 | $13.90 | $16.38 | $22.61 |
| Number of accumulation units outstanding at end of period | | 42 | 1,452 | 2,727 | 1,369 | 1,201 | 1,238 | 2,063 | 2,378 | 36,808 |

CFI 135

**Condensed Financial Information (continued)**

| | 2004 | 2005 | 2006 | 2007 | 2008 | 2009 | 2010 | 2011 | 2012 | 2013 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING LARGE CAP GROWTH PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during January 2011) | | | | | | | | | | |
| Value at beginning of period | | | | | | | | $10.32 | $10.36 | $12.15 |
| Value at end of period | | | | | | | | $10.36 | $12.15 | $15.80 |
| Number of accumulation units outstanding at end of period | | | | | | | | 230,258 | 208,998 | 281,849 |
| **ING LARGE CAP VALUE PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during July 2007) | | | | | | | | | | |
| Value at beginning of period | | | | $9.41 | $9.20 | $6.38 | $7.14 | $8.46 | $8.70 | $9.91 |
| Value at end of period | | | | $9.20 | $6.38 | $7.14 | $8.46 | $8.70 | $9.91 | $12.88 |
| Number of accumulation units outstanding at end of period | | | | 301,113 | 169,128 | 149,889 | 129,660 | 353,126 | 410,518 | 872,040 |
| **ING MARSICO GROWTH PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2008) | | | | | | | | | | |
| Value at beginning of period | | | | | $10.23 | $6.59 | $8.46 | $10.09 | $9.88 | $11.08 |
| Value at end of period | | | | | $6.59 | $8.46 | $10.09 | $9.88 | $11.08 | $14.95 |
| Number of accumulation units outstanding at end of period | | | | | 3,312 | 4,064 | 13,967 | 17,894 | 8,475 | 16,028 |
| **ING MFS TOTAL RETURN PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $12.02 | $13.27 | $13.56 | $15.07 | $15.56 | $12.00 | $14.05 | $15.33 | $15.46 | $17.07 |
| Value at end of period | $13.27 | $13.56 | $15.07 | $15.56 | $12.00 | $14.05 | $15.33 | $15.46 | $17.07 | $20.12 |
| Number of accumulation units outstanding at end of period | 30,504 | 48,228 | 36,420 | 43,263 | 17,715 | 13,610 | 20,538 | 25,191 | 56,584 | 109,885 |
| **ING MFS UTILITIES PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during May 2005) | | | | | | | | | | |
| Value at beginning of period | | $10.14 | $11.45 | $14.87 | $18.81 | $11.64 | $15.35 | $17.33 | $18.30 | $20.59 |
| Value at end of period | | $11.45 | $14.87 | $18.81 | $11.64 | $15.35 | $17.33 | $18.30 | $20.59 | $24.57 |
| Number of accumulation units outstanding at end of period | | 10,300 | 20,127 | 33,199 | 18,545 | 15,936 | 13,702 | 20,715 | 32,983 | 82,377 |
| **ING MIDCAP OPPORTUNITIES PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $9.46 | $10.48 | $11.48 | $12.29 | $15.35 | $9.51 | $13.35 | $17.28 | $17.08 | $19.36 |
| Value at end of period | $10.48 | $11.48 | $12.29 | $15.35 | $9.51 | $13.35 | $17.28 | $17.08 | $19.36 | $25.38 |
| Number of accumulation units outstanding at end of period | 7,440 | 6,144 | 7,995 | 9,444 | 8,901 | 6,677 | 5,907 | 50,269 | 55,483 | 138,207 |
| **ING MONEY MARKET PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $11.83 | $11.88 | $12.15 | $12.65 | $13.21 | $13.47 | $13.42 | $13.36 | $13.27 | $13.18 |
| Value at end of period | $11.88 | $12.15 | $12.65 | $13.21 | $13.47 | $13.42 | $13.36 | $13.27 | $13.18 | $13.09 |
| Number of accumulation units outstanding at end of period | 729,218 | 791,902 | 1,145,843 | 1,333,041 | 1,104,773 | 1,141,077 | 1,072,504 | 1,268,414 | 1,308,727 | 1,321,649 |
| **ING MULTI-MANAGER LARGE CAP CORE PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during May 2006) | | | | | | | | | | |
| Value at beginning of period | | | $9.83 | $10.83 | $11.33 | $7.37 | $9.11 | $10.50 | $9.98 | $10.95 |
| Value at end of period | | | $10.83 | $11.33 | $7.37 | $9.11 | $10.50 | $9.98 | $10.95 | $14.21 |
| Number of accumulation units outstanding at end of period | | | 8,424 | 39,398 | 8,355 | 10,548 | 13,630 | 14,994 | 28,102 | 25,447 |
| **ING OPPENHEIMER GLOBAL PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2005) | | | | | | | | | | |
| Value at beginning of period | | $10.12 | $12.14 | $14.17 | $14.51 | $8.60 | $11.92 | $14.19 | $12.95 | $15.15 |
| Value at end of period | | $12.14 | $14.17 | $14.51 | $8.60 | $11.92 | $14.19 | $12.95 | $15.15 | $19.75 |
| Number of accumulation units outstanding at end of period | | 1,034,639 | 982,910 | 851,113 | 618,431 | 515,307 | 443,653 | 502,985 | 502,601 | 742,252 |
| **ING PIMCO HIGH YIELD PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during June 2005) | | | | | | | | | | |
| Value at beginning of period | | $10.27 | $10.52 | $11.38 | $11.63 | $8.95 | $13.27 | $15.05 | $15.61 | $17.68 |
| Value at end of period | | $10.52 | $11.38 | $11.63 | $8.95 | $13.27 | $15.05 | $15.61 | $17.68 | $18.54 |
| Number of accumulation units outstanding at end of period | | 5,419 | 15,288 | 17,645 | 19,366 | 22,140 | 19,877 | 22,854 | 25,434 | 51,492 |
| **ING PIMCO TOTAL RETURN PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $11.11 | $11.51 | $11.67 | $12.05 | $13.10 | $12.98 | $14.52 | $15.51 | $15.90 | $17.03 |
| Value at end of period | $11.51 | $11.67 | $12.05 | $13.10 | $12.98 | $14.52 | $15.51 | $15.90 | $17.03 | $16.59 |
| Number of accumulation units outstanding at end of period | 82,791 | 124,219 | 152,071 | 84,244 | 90,948 | 100,325 | 87,961 | 114,841 | 265,448 | 357,746 |

| | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING PIONEER HIGH YIELD PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during June 2006) | | | | | | | | | | |
| Value at beginning of period | $17.50 | $15.16 | $15.38 | $13.01 | $7.84 | $11.19 | $10.61 | $9.90 | | |
| Value at end of period | $19.52 | $17.50 | $15.16 | $15.38 | $13.01 | $7.84 | $11.19 | $10.61 | | |
| Number of accumulation units outstanding at end of period | 52,718 | 28,529 | 19,629 | 8,524 | 9,066 | 2,290 | 2,824 | 1,562 | | |
| **ING RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during July 2009) | | | | | | | | | | |
| Value at beginning of period | $16.58 | $14.58 | $14.09 | $12.58 | $10.71 | | | | | |
| Value at end of period | $21.73 | $16.58 | $14.58 | $14.09 | $12.58 | | | | | |
| Number of accumulation units outstanding at end of period | 22,596 | 6,759 | 4,496 | 3,183 | 2,214 | | | | | |
| **ING RUSSELL™ LARGE CAP INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during August 2008) | | | | | | | | | | |
| Value at beginning of period | $10.64 | $9.27 | $9.10 | $8.17 | $6.65 | $9.18 | | | | |
| Value at end of period | $13.95 | $10.64 | $9.27 | $9.10 | $8.17 | $6.65 | | | | |
| Number of accumulation units outstanding at end of period | 79,750 | 26,290 | 9,022 | 2,987 | 3,627 | 175 | | | | |
| **ING RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during July 2009) | | | | | | | | | | |
| Value at beginning of period | $15.06 | $13.08 | $13.10 | $11.87 | $10.06 | | | | | |
| Value at end of period | $19.66 | $15.06 | $13.08 | $13.10 | $11.87 | | | | | |
| Number of accumulation units outstanding at end of period | 15,267 | 3,647 | 1,868 | 719 | 404 | | | | | |
| **ING RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during August 2009) | | | | | | | | | | |
| Value at beginning of period | $17.91 | $15.61 | $16.08 | $12.86 | $11.42 | | | | | |
| Value at end of period | $23.99 | $17.91 | $15.61 | $16.08 | $12.86 | | | | | |
| Number of accumulation units outstanding at end of period | 14,237 | 8,446 | 7,585 | 6,058 | 5,337 | | | | | |
| **ING RUSSELL™ MID CAP INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during June 2008) | | | | | | | | | | |
| Value at beginning of period | $11.63 | $10.01 | $10.27 | $8.26 | $5.94 | $10.15 | | | | |
| Value at end of period | $15.50 | $11.63 | $10.01 | $10.27 | $8.26 | $5.94 | | | | |
| Number of accumulation units outstanding at end of period | 58,517 | 28,337 | 1,933 | 1,287 | 961 | 37 | | | | |
| **ING RUSSELL™ SMALL CAP INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during July 2008) | | | | | | | | | | |
| Value at beginning of period | $12.10 | $10.50 | $11.00 | $8.77 | $6.97 | $9.16 | | | | |
| Value at end of period | $16.67 | $12.10 | $10.50 | $11.00 | $8.77 | $6.97 | | | | |
| Number of accumulation units outstanding at end of period | 54,517 | 29,309 | 7,843 | 6,568 | 1,129 | 234 | | | | |
| **ING SMALLCAP OPPORTUNITIES PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $12.76 | $11.15 | $11.14 | $8.48 | $6.51 | $10.01 | $9.16 | $8.19 | $7.56 | $6.91 |
| Value at end of period | $17.62 | $12.76 | $11.15 | $11.14 | $8.48 | $6.51 | $10.01 | $9.16 | $8.19 | $7.56 |
| Number of accumulation units outstanding at end of period | 59,896 | 30,861 | 20,726 | 10,359 | 4,911 | 5,512 | 8,124 | 10,349 | 4,285 | 14,064 |
| **ING SMALL COMPANY PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $24.26 | $21.34 | $22.03 | $17.84 | $14.08 | $20.57 | $19.56 | $16.87 | $15.40 | $13.56 |
| Value at end of period | $33.19 | $24.26 | $21.34 | $22.03 | $17.84 | $14.08 | $20.57 | $19.56 | $16.87 | $15.40 |
| Number of accumulation units outstanding at end of period | 182,709 | 83,895 | 98,335 | 89,391 | 94,326 | 103,891 | 152,271 | 178,677 | 204,020 | 279,249 |
| **ING SOLUTION 2015 PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during August 2006) | | | | | | | | | | |
| Value at beginning of period | $13.03 | $11.77 | $11.94 | $10.81 | $8.90 | $12.25 | $11.79 | $10.72 | $10.46 | |
| Value at end of period | $14.11 | $13.03 | $11.77 | $11.94 | $10.81 | $8.90 | $12.25 | $11.79 | $10.72 | |
| Number of accumulation units outstanding at end of period | 105,759 | 73,968 | 66,706 | 40,744 | 48,449 | 88,111 | 44,810 | 5,274 | 326 | |
| **ING SOLUTION 2025 PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during November 2005) | | | | | | | | | | |
| Value at beginning of period | $12.78 | $11.34 | $11.79 | $10.43 | $8.35 | $12.72 | $12.24 | $10.95 | $10.72 | |
| Value at end of period | $14.76 | $12.78 | $11.34 | $11.79 | $10.43 | $8.35 | $12.72 | $12.24 | $10.95 | |
| Number of accumulation units outstanding at end of period | 241,044 | 103,163 | 109,927 | 77,216 | 103,007 | 166,859 | 75,727 | 23,475 | 200 | |

# Condensed Financial Information (continued)

| | 2004 | 2005 | 2006 | 2007 | 2008 | 2009 | 2010 | 2011 | 2012 | 2013 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING SOLUTION 2035 PORTFOLIO** (Funds were first received in this option during July 2005) | | | | | | | | | | |
| Value at beginning of period | | $10.51 | $11.11 | $12.59 | $13.16 | $8.23 | $10.49 | $11.94 | $11.31 | $12.92 |
| Value at end of period | | $11.11 | $12.59 | $13.16 | $8.23 | $10.49 | $11.94 | $11.31 | $12.92 | $15.44 |
| Number of accumulation units outstanding at end of period | | 360 | 12,390 | 71,265 | 144,871 | 63,674 | 66,397 | 163,242 | 214,471 | 273,746 |
| **ING SOLUTION 2045 PORTFOLIO** (Funds were first received in this option during July 2005) | | | | | | | | | | |
| Value at beginning of period | | $10.88 | $11.32 | $12.93 | $13.58 | $8.11 | $10.46 | $11.96 | $11.26 | $12.92 |
| Value at end of period | | $11.32 | $12.93 | $13.58 | $8.11 | $10.46 | $11.96 | $11.26 | $12.92 | $15.83 |
| Number of accumulation units outstanding at end of period | | 3,878 | 3,580 | 42,156 | 108,425 | 82,415 | 94,420 | 102,906 | 148,985 | 203,644 |
| **ING SOLUTION 2055 PORTFOLIO** (Funds were first received in this option during August 2010) | | | | | | | | | | |
| Value at beginning of period | | | | | | | $9.62 | $11.56 | $10.89 | $12.50 |
| Value at end of period | | | | | | | $11.56 | $10.89 | $12.50 | $15.33 |
| Number of accumulation units outstanding at end of period | | | | | | | 41 | 1,607 | 4,775 | 22,903 |
| **ING SOLUTION BALANCED PORTFOLIO** (Funds were first received in this option during September 2008) | | | | | | | | | | |
| Value at beginning of period | | | | | $9.12 | $6.94 | $8.57 | $9.59 | $9.29 | $10.49 |
| Value at end of period | | | | | $6.94 | $8.57 | $9.59 | $9.29 | $10.49 | $12.04 |
| Number of accumulation units outstanding at end of period | | | | | 5,382 | 6,279 | 4,076 | 3,971 | 3,906 | 6,220 |
| **ING SOLUTION INCOME PORTFOLIO** (Funds were first received in this option during July 2005) | | | | | | | | | | |
| Value at beginning of period | | $10.19 | $10.34 | $11.03 | $11.52 | $9.53 | $11.10 | $12.08 | $12.03 | $13.12 |
| Value at end of period | | $10.34 | $11.03 | $11.52 | $9.53 | $11.10 | $12.08 | $12.03 | $13.12 | $13.94 |
| Number of accumulation units outstanding at end of period | | 14 | 446 | 3,236 | 12,606 | 5,121 | 7,640 | 15,551 | 12,806 | 14,522 |
| **ING SOLUTION MODERATELY CONSERVATIVE PORTFOLIO** (Funds were first received in this option during August 2008) | | | | | | | | | | |
| Value at beginning of period | | | | | $9.34 | $7.66 | $9.16 | $10.11 | $9.97 | $11.09 |
| Value at end of period | | | | | $7.66 | $9.16 | $10.11 | $9.97 | $11.09 | $12.06 |
| Number of accumulation units outstanding at end of period | | | | | 2,162 | 6,851 | 5,530 | 7,419 | 6,856 | 11,340 |
| **ING STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $11.57 | $12.40 | $12.79 | $13.76 | $14.46 | $10.98 | $12.85 | $14.17 | $14.32 | $15.97 |
| Value at end of period | $12.40 | $12.79 | $13.76 | $14.46 | $10.98 | $12.85 | $14.17 | $14.32 | $15.97 | $17.78 |
| Number of accumulation units outstanding at end of period | 78,485 | 72,425 | 63,261 | 55,720 | 38,507 | 30,448 | 22,439 | 27,255 | 27,270 | 48,124 |
| **ING STRATEGIC ALLOCATION GROWTH PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $9.89 | $11.00 | $11.60 | $13.04 | $13.60 | $8.64 | $10.74 | $12.06 | $11.62 | $13.27 |
| Value at end of period | $11.00 | $11.60 | $13.04 | $13.60 | $8.64 | $10.74 | $12.06 | $11.62 | $13.27 | $16.13 |
| Number of accumulation units outstanding at end of period | 176,297 | 187,474 | 181,504 | 131,147 | 114,956 | 76,887 | 66,109 | 75,884 | 65,723 | 133,523 |
| **ING STRATEGIC ALLOCATION MODERATE PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $10.51 | $11.51 | $11.96 | $13.21 | $13.83 | $9.55 | $11.55 | $12.85 | $12.69 | $14.32 |
| Value at end of period | $11.51 | $11.96 | $13.21 | $13.83 | $9.55 | $11.55 | $12.85 | $12.69 | $14.32 | $16.57 |
| Number of accumulation units outstanding at end of period | 123,947 | 155,405 | 169,717 | 138,468 | 111,873 | 84,892 | 57,253 | 70,693 | 54,066 | 67,438 |
| **ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO** (Funds were first received in this option during July 2005) | | | | | | | | | | |
| Value at beginning of period | | $10.45 | $10.97 | $12.49 | $12.95 | $9.32 | $12.33 | $13.97 | $14.27 | $16.22 |
| Value at end of period | | $10.97 | $12.49 | $12.95 | $9.32 | $12.33 | $13.97 | $14.27 | $16.22 | $19.69 |
| Number of accumulation units outstanding at end of period | | 10,860 | 60,959 | 62,240 | 79,771 | 109,672 | 75,997 | 204,331 | 213,828 | 1,138,267 |
| **ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO** (Funds were first received in this option during April 2005) | | | | | | | | | | |
| Value at beginning of period | | $9.94 | $11.46 | $12.08 | $13.92 | $7.68 | $11.42 | $14.58 | $13.94 | $15.71 |
| Value at end of period | | $11.46 | $12.08 | $13.92 | $7.68 | $11.42 | $14.58 | $13.94 | $15.71 | $21.58 |
| Number of accumulation units outstanding at end of period | | 607,348 | 564,689 | 427,747 | 320,540 | 244,911 | 236,589 | 285,785 | 251,521 | 295,574 |

# Condensed Financial Information (continued)

| | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING T. ROWE PRICE EQUITY INCOME PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $19.21 | $16.50 | $16.76 | $14.69 | $11.83 | $18.53 | $18.11 | $15.31 | $14.84 | $13.00 |
| Value at end of period | $24.74 | $19.21 | $16.50 | $16.76 | $14.69 | $11.83 | $18.53 | $18.11 | $15.31 | $14.84 |
| Number of accumulation units outstanding at end of period | 81,912 | 28,746 | 38,154 | 32,718 | 28,514 | 29,594 | 43,509 | 49,026 | 48,013 | 28,422 |
| **ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $18.23 | $15.44 | $15.72 | $13.54 | $9.54 | $16.62 | $15.23 | $13.54 | $12.84 | $11.75 |
| Value at end of period | $25.21 | $18.23 | $15.44 | $15.72 | $13.54 | $9.54 | $16.62 | $15.23 | $13.54 | $12.84 |
| Number of accumulation units outstanding at end of period | 440,322 | 148,606 | 168,572 | 155,494 | 215,962 | 250,548 | 303,391 | 331,352 | 341,897 | 432,105 |
| **ING T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during October 2005) | | | | | | | | | | |
| Value at beginning of period | $14.62 | $12.40 | $14.24 | $12.60 | $9.22 | $18.40 | $15.37 | $12.48 | $11.18 | |
| Value at end of period | $16.60 | $14.62 | $12.40 | $14.24 | $12.60 | $9.22 | $18.40 | $15.37 | $12.48 | |
| Number of accumulation units outstanding at end of period | 18,551 | 9,100 | 9,507 | 4,034 | 5,628 | 7,282 | 9,438 | 6,034 | 1,837 | |
| **ING TEMPLETON FOREIGN EQUITY PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2008) | | | | | | | | | | |
| Value at beginning of period | $9.24 | $7.82 | $8.95 | $8.28 | $6.31 | $10.20 | | | | |
| Value at end of period | $11.03 | $9.24 | $7.82 | $8.95 | $8.28 | $6.31 | | | | |
| Number of accumulation units outstanding at end of period | 318,764 | 212,173 | 210,242 | 199,699 | 227,497 | 243,351 | | | | |
| **ING TEMPLETON GLOBAL GROWTH PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during June 2006) | | | | | | | | | | |
| Value at beginning of period | $10.76 | $8.90 | $9.50 | $8.88 | $6.76 | $11.29 | $11.10 | $9.41 | | |
| Value at end of period | $13.96 | $10.76 | $8.90 | $9.50 | $8.88 | $6.76 | $11.29 | $11.10 | | |
| Number of accumulation units outstanding at end of period | 12,896 | 3,754 | 3,628 | 2,071 | 2,600 | 1,998 | 1,556 | 418 | | |
| **ING U.S. BOND INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during June 2008) | | | | | | | | | | |
| Value at beginning of period | $12.44 | $12.06 | $11.33 | $10.75 | $10.22 | $9.92 | | | | |
| Value at end of period | $12.04 | $12.44 | $12.06 | $11.33 | $10.75 | $10.22 | | | | |
| Number of accumulation units outstanding at end of period | 24,950 | 23,312 | 17,353 | 9,822 | 2,550 | 9 | | | | |
| **INVESCO MID CAP CORE EQUITY FUND** | | | | | | | | | | |
| (Funds were first received in this option during August 2009) | | | | | | | | | | |
| Value at beginning of period | $14.03 | $12.80 | $13.75 | $12.31 | $11.00 | | | | | |
| Value at end of period | $18.00 | $14.03 | $12.80 | $13.75 | $12.31 | | | | | |
| Number of accumulation units outstanding at end of period | 10,988 | 6,208 | 5,341 | 1,819 | 56 | | | | | |
| **INVESCO V.I. AMERICAN FRANCHISE FUND** | | | | | | | | | | |
| (Funds were first received in this option during April 2012) | | | | | | | | | | |
| Value at beginning of period | $36.08 | $37.18 | | | | | | | | |
| Value at end of period | $50.21 | $36.08 | | | | | | | | |
| Number of accumulation units outstanding at end of period | 15,616 | 9,497 | | | | | | | | |
| **INVESCO V.I. CORE EQUITY FUND** | | | | | | | | | | |
| Value at beginning of period | $12.03 | $10.64 | $10.72 | $9.85 | $7.73 | $11.15 | $10.39 | $8.96 | $8.57 | $7.92 |
| Value at end of period | $15.44 | $12.03 | $10.64 | $10.72 | $9.85 | $7.73 | $11.15 | $10.39 | $8.96 | $8.57 |
| Number of accumulation units outstanding at end of period | 67,827 | 44,297 | 49,666 | 35,048 | 41,661 | 62,975 | 93,939 | 103,955 | 69,589 | 67,047 |
| **JANUS ASPEN BALANCED PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $25.63 | $22.71 | $22.50 | $20.91 | $16.73 | $20.01 | $18.23 | $16.58 | $15.47 | $14.35 |
| Value at end of period | $30.58 | $25.63 | $22.71 | $22.50 | $20.91 | $16.73 | $20.01 | $18.23 | $16.58 | $15.47 |
| Number of accumulation units outstanding at end of period | 1 | 9 | 7 | 1 | 143 | 120 | 747 | 434 | 426 | 483,684 |
| **JANUS ASPEN ENTERPRISE PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $22.19 | $19.05 | $19.46 | $15.57 | $10.83 | $19.37 | $15.99 | $14.17 | $12.71 | $10.60 |
| Value at end of period | $29.17 | $22.19 | $19.05 | $19.46 | $15.57 | $10.83 | $19.37 | $15.99 | $14.17 | $12.71 |
| Number of accumulation units outstanding at end of period | 719 | 730 | 728 | 818 | 943 | 1,027 | 1,368 | 1,497 | 1,635 | 799,977 |

**Condensed Financial Information (continued)**

| | 2004 | 2005 | 2006 | 2007 | 2008 | 2009 | 2010 | 2011 | 2012 | 2013 |
|---|---|---|---|---|---|---|---|---|---|---|
| **JANUS ASPEN FLEXIBLE BOND PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $13.77 | $14.22 | $14.40 | $14.90 | $15.84 | $16.68 | $18.75 | $20.10 | $21.31 | $22.92 |
| Value at end of period | $14.22 | $14.40 | $14.90 | $15.84 | $16.68 | $18.75 | $20.10 | $21.31 | $22.92 | $22.73 |
| Number of accumulation units outstanding at end of period | 239,642 | 376 | 410 | 595 | 605 | 602 | 537 | 768 | 594 | 604 |
| **JANUS ASPEN GLOBAL RESEARCH PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $9.80 | $10.20 | $10.73 | $12.59 | $13.70 | $7.53 | $10.30 | $11.85 | $10.15 | $12.10 |
| Value at end of period | $10.20 | $10.73 | $12.59 | $13.70 | $7.53 | $10.30 | $11.85 | $10.15 | $12.10 | $15.43 |
| Number of accumulation units outstanding at end of period | 1,004,141 | 1,889 | 1,736 | 1,335 | 1,086 | 1,045 | 916 | 946 | 978 | 1,002 |
| **JANUS ASPEN JANUS PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $10.10 | $10.48 | $10.86 | $12.01 | $13.72 | $8.22 | $11.12 | $12.65 | $11.90 | $14.01 |
| Value at end of period | $10.48 | $10.86 | $12.01 | $13.72 | $8.22 | $11.12 | $12.65 | $11.90 | $14.01 | $18.13 |
| Number of accumulation units outstanding at end of period | 605,402 | 1,003 | 1,033 | 1,056 | 1,142 | 971 | 1,000 | 964 | 995 | 1,004 |
| **LAZARD U.S. MID CAP EQUITY PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during October 2008) | | | | | | | | | | |
| Value at beginning of period | | | | | $5.84 | $5.35 | $7.35 | $8.98 | $8.40 | $8.79 |
| Value at end of period | | | | | $5.35 | $7.35 | $8.98 | $8.40 | $8.79 | $11.58 |
| Number of accumulation units outstanding at end of period | | | | | 44 | 307 | 297 | 678 | 910 | 2,172 |
| **LOOMIS SAYLES SMALL CAP VALUE FUND** | | | | | | | | | | |
| (Funds were first received in this option during December 2008) | | | | | | | | | | |
| Value at beginning of period | | | | | $6.63 | $7.18 | $9.16 | $11.35 | $11.06 | $12.75 |
| Value at end of period | | | | | $7.18 | $9.16 | $11.35 | $11.06 | $12.75 | $17.17 |
| Number of accumulation units outstanding at end of period | | | | | 7 | 369 | 1,196 | 3,755 | 4,114 | 21,431 |
| **LORD ABBETT SERIES FUND - MID CAP STOCK PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $10.39 | $12.80 | $13.76 | $15.33 | $15.31 | $9.22 | $11.60 | $14.44 | $13.77 | $15.66 |
| Value at end of period | $12.80 | $13.76 | $15.33 | $15.31 | $9.22 | $11.60 | $14.44 | $13.77 | $15.66 | $20.26 |
| Number of accumulation units outstanding at end of period | 69,460 | 114,100 | 120,995 | 103,690 | 59,386 | 51,979 | 44,088 | 84,098 | 95,061 | 262,255 |
| **METWEST TOTAL RETURN BOND FUND** | | | | | | | | | | |
| (Funds were first received in this option during May 2013) | | | | | | | | | | |
| Value at beginning of period | | | | | | | | | | $9.92 |
| Value at end of period | | | | | | | | | | $9.74 |
| Number of accumulation units outstanding at end of period | | | | | | | | | | 4,299 |
| **NEUBERGER BERMAN SOCIALLY RESPONSIVE FUND®** | | | | | | | | | | |
| (Funds were first received in this option during August 2006) | | | | | | | | | | |
| Value at beginning of period | | | $9.73 | $10.73 | $11.44 | $6.94 | $8.98 | $10.93 | $10.52 | $11.58 |
| Value at end of period | | | $10.73 | $11.44 | $6.94 | $8.98 | $10.93 | $10.52 | $11.58 | $15.86 |
| Number of accumulation units outstanding at end of period | | | 110 | 1,589 | 3,092 | 5,321 | 19,524 | 9,711 | 11,098 | 33,339 |
| **NEW PERSPECTIVE FUND®** | | | | | | | | | | |
| Value at beginning of period | $9.96 | $11.36 | $12.55 | $14.94 | $17.20 | $10.61 | $14.49 | $16.22 | $14.87 | $17.84 |
| Value at end of period | $11.36 | $12.55 | $14.94 | $17.20 | $10.61 | $14.49 | $16.22 | $14.87 | $17.84 | $22.46 |
| Number of accumulation units outstanding at end of period | 14,558 | 18,482 | 43,556 | 33,478 | 30,287 | 29,281 | 25,351 | 27,032 | 27,673 | 98,957 |
| **OPPENHEIMER DEVELOPING MARKETS FUND** | | | | | | | | | | |
| Value at beginning of period | $20.45 | $29.50 | $41.37 | $51.43 | $68.35 | $35.28 | $63.66 | $80.28 | $65.29 | $78.35 |
| Value at end of period | $29.50 | $41.37 | $51.43 | $68.35 | $35.28 | $63.66 | $80.28 | $65.29 | $78.35 | $84.30 |
| Number of accumulation units outstanding at end of period | 14,676 | 99,399 | 132,434 | 92,334 | 87,308 | 91,719 | 41,715 | 55,322 | 53,401 | 124,772 |
| **OPPENHEIMER GLOBAL FUND/VA** | | | | | | | | | | |
| Value at beginning of period | $15.80 | $18.70 | $21.22 | $24.80 | $26.19 | $15.55 | $21.59 | $24.86 | $22.64 | $27.26 |
| Value at end of period | $18.70 | $21.22 | $24.80 | $26.19 | $15.55 | $21.59 | $24.86 | $22.64 | $27.26 | $34.47 |
| Number of accumulation units outstanding at end of period | 340,029 | 3,397 | 1,889 | 3,477 | 3,312 | 3,320 | 3,210 | 3,169 | 3,186 | 3,049 |
| **OPPENHEIMER GLOBAL STRATEGIC INCOME FUND/VA** | | | | | | | | | | |
| Value at beginning of period | $13.47 | $14.54 | $14.82 | $15.82 | $17.23 | $14.68 | $17.32 | $19.77 | $19.80 | $22.33 |
| Value at end of period | $14.54 | $14.82 | $15.82 | $17.23 | $14.68 | $17.32 | $19.77 | $19.80 | $22.33 | $22.14 |
| Number of accumulation units outstanding at end of period | 81,307 | 3,714 | 3,714 | 3,648 | 3,648 | 3,648 | 3,607 | 3,613 | 3,615 | 3,429 |

# Condensed Financial Information (continued)

| | 2004 | 2005 | 2006 | 2007 | 2008 | 2009 | 2010 | 2011 | 2012 | 2013 |
|---|---|---|---|---|---|---|---|---|---|---|
| **OPPENHEIMER MAIN STREET SMALL CAP FUND®/VA** | | | | | | | | | | |
| (Funds were first received in this option during July 2005) | | | | | | | | | | |
| Value at beginning of period | | $10.98 | $11.77 | $13.44 | $13.18 | $8.14 | $11.09 | $13.59 | $13.19 | $15.46 |
| Value at end of period | | $11.77 | $13.44 | $13.18 | $8.14 | $11.09 | $13.59 | $13.19 | $15.46 | $21.65 |
| Number of accumulation units outstanding at end of period | | 1,039 | 5,910 | 5,173 | 6,550 | 5,506 | 5,766 | 10,229 | 8,596 | 19,033 |
| **PAX WORLD BALANCED FUND** | | | | | | | | | | |
| Value at beginning of period | $9.82 | $10.82 | $11.32 | $12.45 | $13.53 | $9.31 | $11.22 | $12.46 | $12.15 | $13.43 |
| Value at end of period | $10.82 | $11.32 | $12.45 | $13.53 | $9.31 | $11.22 | $12.46 | $12.15 | $13.43 | $15.51 |
| Number of accumulation units outstanding at end of period | 21,085 | 192,281 | 231,678 | 235,814 | 244,187 | 276,306 | 15,643 | 40,604 | 43,012 | 105,603 |
| **PIMCO VIT REAL RETURN PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $10.15 | $10.82 | $10.97 | $10.99 | $12.06 | $11.13 | $13.08 | $14.04 | $15.57 | $16.82 |
| Value at end of period | $10.82 | $10.97 | $10.99 | $12.06 | $11.13 | $13.08 | $14.04 | $15.57 | $16.82 | $15.16 |
| Number of accumulation units outstanding at end of period | 32,096 | 76,173 | 116,096 | 40,896 | 65,949 | 66,791 | 73,349 | 138,385 | 140,080 | 195,870 |
| **PIONEER EMERGING MARKETS VCT PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during May 2007) | | | | | | | | | | |
| Value at beginning of period | | | | $10.35 | $12.78 | $5.30 | $9.20 | $10.58 | $8.05 | $8.95 |
| Value at end of period | | | | $12.78 | $5.30 | $9.20 | $10.58 | $8.05 | $8.95 | $8.71 |
| Number of accumulation units outstanding at end of period | | | | 29,479 | 10,358 | 17,409 | 12,172 | 21,191 | 31,760 | 93,433 |
| **PIONEER HIGH YIELD VCT PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $9.97 | $10.69 | $10.82 | $11.65 | $12.25 | $7.85 | $12.52 | $14.67 | $14.33 | $16.51 |
| Value at end of period | $10.69 | $10.82 | $11.65 | $12.25 | $7.85 | $12.52 | $14.67 | $14.33 | $16.51 | $18.37 |
| Number of accumulation units outstanding at end of period | 11,737 | 17,785 | 22,875 | 24,388 | 16,192 | 11,165 | 11,512 | 44,951 | 47,279 | 66,757 |
| **SMALLCAP WORLD FUND®** | | | | | | | | | | |
| (Funds were first received in this option during July 2008) | | | | | | | | | | |
| Value at beginning of period | | | | | $8.73 | $5.47 | $8.34 | $10.35 | $8.81 | $10.67 |
| Value at end of period | | | | | $5.47 | $8.34 | $10.35 | $8.81 | $10.67 | $13.71 |
| Number of accumulation units outstanding at end of period | | | | | 1,353 | 2,558 | 5,036 | 12,153 | 13,767 | 34,458 |
| **TEMPLETON GLOBAL BOND FUND** | | | | | | | | | | |
| Value at beginning of period | $15.10 | $17.46 | $16.81 | $18.93 | $20.84 | $22.00 | $25.96 | $29.05 | $28.16 | $32.39 |
| Value at end of period | $17.46 | $16.81 | $18.93 | $20.84 | $22.00 | $25.96 | $29.05 | $28.16 | $32.39 | $32.88 |
| Number of accumulation units outstanding at end of period | 7,507 | 38,203 | 66,512 | 45,480 | 63,946 | 68,133 | 61,322 | 93,201 | 89,023 | 252,470 |
| **THE BOND FUND OF AMERICA℠** | | | | | | | | | | |
| (Funds were first received in this option during June 2008) | | | | | | | | | | |
| Value at beginning of period | | | | | $9.99 | $8.73 | $9.96 | $10.60 | $11.21 | $11.79 |
| Value at end of period | | | | | $8.73 | $9.96 | $10.60 | $11.21 | $11.79 | $11.47 |
| Number of accumulation units outstanding at end of period | | | | | 762 | 1,829 | 4,938 | 4,494 | 5,622 | 20,855 |
| **THE GROWTH FUND OF AMERICA®** | | | | | | | | | | |
| Value at beginning of period | $9.65 | $10.86 | $12.31 | $13.56 | $14.93 | $9.03 | $12.07 | $13.46 | $12.71 | $15.22 |
| Value at end of period | $10.86 | $12.31 | $13.56 | $14.93 | $9.03 | $12.07 | $13.46 | $12.71 | $15.22 | $20.23 |
| Number of accumulation units outstanding at end of period | 66,111 | 262,097 | 333,928 | 373,683 | 419,556 | 430,521 | 224,794 | 365,512 | 294,097 | 695,983 |
| **USAA PRECIOUS METALS AND MINERALS FUND** | | | | | | | | | | |
| (Funds were first received in this option during June 2011) | | | | | | | | | | |
| Value at beginning of period | | | | | | | | $9.80 | $8.76 | $7.65 |
| Value at end of period | | | | | | | | $8.76 | $7.65 | $3.69 |
| Number of accumulation units outstanding at end of period | | | | | | | | 1,736 | 4,215 | 90,235 |
| **WANGER INTERNATIONAL** | | | | | | | | | | |
| (Funds were first received in this option during May 2007) | | | | | | | | | | |
| Value at beginning of period | | | | $10.05 | $10.52 | $5.68 | $8.45 | $10.48 | $8.89 | $10.73 |
| Value at end of period | | | | $10.52 | $5.68 | $8.45 | $10.48 | $8.89 | $10.73 | $13.04 |
| Number of accumulation units outstanding at end of period | | | | 5,410 | 6,649 | 8,064 | 7,376 | 13,934 | 13,307 | 62,585 |
| **WANGER SELECT** | | | | | | | | | | |
| Value at beginning of period | $10.21 | $11.45 | $12.56 | $14.93 | $16.22 | $8.20 | $13.54 | $17.02 | $13.91 | $16.36 |
| Value at end of period | $11.45 | $12.56 | $14.93 | $16.22 | $8.20 | $13.54 | $17.02 | $13.91 | $16.36 | $21.87 |
| Number of accumulation units outstanding at end of period | 5,665 | 14,624 | 39,537 | 51,124 | 60,884 | 66,124 | 64,885 | 43,282 | 49,537 | 106,413 |

CFI 141

# Condensed Financial Information (continued)

| WANGER USA | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 |
|---|---|---|---|---|---|---|---|---|---|---|
| Value at beginning of period | $17.03 | $14.29 | $14.91 | $12.17 | $8.62 | $14.39 | $13.75 | $12.83 | $11.62 | $10.13 |
| Value at end of period | $22.61 | $17.03 | $14.29 | $14.91 | $12.17 | $8.62 | $14.39 | $13.75 | $12.83 | $11.62 |
| Number of accumulation units outstanding at end of period | 55,315 | 25,798 | 26,400 | 29,556 | 63,317 | 45,113 | 40,191 | 59,963 | 20,205 | 8,866 |
| **WASHINGTON MUTUAL INVESTORS FUND^SM** | | | | | | | | | | |
| Value at beginning of period | $14.12 | $12.64 | $11.90 | $10.58 | $8.95 | $13.48 | $13.07 | $11.16 | $10.86 | $9.76 |
| Value at end of period | $18.49 | $14.12 | $12.64 | $11.90 | $10.58 | $8.95 | $13.48 | $13.07 | $11.16 | $10.86 |
| Number of accumulation units outstanding at end of period | 311,974 | 118,459 | 145,138 | 80,860 | 79,484 | 86,040 | 113,992 | 136,031 | 84,393 | 23,930 |
| **WELLS FARGO ADVANTAGE SPECIAL SMALL CAP VALUE FUND** | | | | | | | | | | |
| Value at beginning of period | $26.19 | $23.25 | $23.93 | $19.65 | $15.24 | $22.49 | $24.64 | $20.44 | $18.64 | $15.80 |
| Value at end of period | $35.91 | $26.19 | $23.25 | $23.93 | $19.65 | $15.24 | $22.49 | $24.64 | $20.44 | $18.64 |
| Number of accumulation units outstanding at end of period | 105,532 | 68,755 | 69,375 | 21,192 | 28,496 | 29,936 | 38,258 | 60,044 | 39,317 | 16,063 |

## TABLE 17

FOR CONTRACTS ISSUED UNDER 403(b), 401(a) AND 401(k) PLANS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 0.75%

(Selected data for accumulation units outstanding throughout each period)

| | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ALGER GREEN FUND** (Funds were first received in this option during September 2009) | | | | | | | | | | |
| Value at beginning of period | $15.16 | $13.29 | $14.13 | $13.00 | $12.14 | | | | | |
| Value at end of period | $20.27 | $15.16 | $13.29 | $14.13 | $13.00 | | | | | |
| Number of accumulation units outstanding at end of period | 7,843 | 5,128 | 6,117 | 4,297 | 3,577 | | | | | |
| **AMANA GROWTH FUND** (Funds were first received in this option during May 2009) | | | | | | | | | | |
| Value at beginning of period | $11.93 | $10.81 | $11.10 | $9.65 | $7.89 | | | | | |
| Value at end of period | $14.55 | $11.93 | $10.81 | $11.10 | $9.65 | | | | | |
| Number of accumulation units outstanding at end of period | 274,023 | 265,380 | 231,386 | 151,347 | 76,424 | | | | | |
| **AMANA INCOME FUND** (Funds were first received in this option during May 2009) | | | | | | | | | | |
| Value at beginning of period | $12.18 | $11.20 | $11.07 | $9.94 | $8.26 | | | | | |
| Value at end of period | $15.69 | $12.18 | $11.20 | $11.07 | $9.94 | | | | | |
| Number of accumulation units outstanding at end of period | 722,425 | 672,447 | 536,141 | 477,897 | 251,187 | | | | | |
| **AMERICAN CENTURY® INCOME & GROWTH FUND** (Funds were first received in this option during March 2012) | | | | | | | | | | |
| Value at beginning of period | $36.79 | $34.80 | | | | | | | | |
| Value at end of period | $49.43 | $36.79 | | | | | | | | |
| Number of accumulation units outstanding at end of period | 5 | 5 | | | | | | | | |
| **AMERICAN CENTURY® INFLATION-ADJUSTED BOND FUND** (Funds were first received in this option during June 2009) | | | | | | | | | | |
| Value at beginning of period | $13.34 | $12.60 | $11.23 | $10.73 | $10.18 | | | | | |
| Value at end of period | $12.03 | $13.34 | $12.60 | $11.23 | $10.73 | | | | | |
| Number of accumulation units outstanding at end of period | 117,915 | 177,327 | 142,894 | 80,968 | 24,428 | | | | | |
| **ARIEL FUND** (Funds were first received in this option during June 2010) | | | | | | | | | | |
| Value at beginning of period | $18.12 | $15.17 | $17.24 | $14.00 | | | | | | |
| Value at end of period | $26.02 | $18.12 | $15.17 | $17.24 | | | | | | |
| Number of accumulation units outstanding at end of period | 33,253 | 7,337 | 2,131 | 1,129 | | | | | | |
| **ARTISAN INTERNATIONAL FUND** (Funds were first received in this option during March 2009) | | | | | | | | | | |
| Value at beginning of period | $9.65 | $7.76 | $8.43 | $8.02 | $4.53 | | | | | |
| Value at end of period | $12.00 | $9.65 | $7.76 | $8.43 | $8.02 | | | | | |
| Number of accumulation units outstanding at end of period | 25,069 | 5,587 | 3,213 | 2,918 | 3,232 | | | | | |

# Condensed Financial Information (continued)

| | 2004 | 2005 | 2006 | 2007 | 2008 | 2009 | 2010 | 2011 | 2012 | 2013 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ASTON/FAIRPOINTE MID CAP FUND** | | | | | | | | | | |
| (Funds were first received in this option during August 2010) | | | | | | | | | | |
| Value at beginning of period | | | | | | | $10.06 | $11.75 | $10.90 | $12.60 |
| Value at end of period | | | | | | | $11.75 | $10.90 | $12.60 | $18.07 |
| Number of accumulation units outstanding at end of period | | | | | | | 3,546 | 5,735 | 5,915 | 71,374 |
| **BLACKROCK MID CAP VALUE OPPORTUNITIES FUND** | | | | | | | | | | |
| (Funds were first received in this option during January 2010) | | | | | | | | | | |
| Value at beginning of period | | | | | | | $12.52 | $15.77 | $15.55 | $17.48 |
| Value at end of period | | | | | | | $15.77 | $15.55 | $17.48 | $23.12 |
| Number of accumulation units outstanding at end of period | | | | | | | 7,031 | 9,255 | 8,338 | 3,964 |
| **CALVERT VP SRI BALANCED PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $10.92 | $11.74 | $12.31 | $13.29 | $13.55 | $9.24 | $11.49 | $12.78 | $13.26 | $14.55 |
| Value at end of period | $11.74 | $12.31 | $13.29 | $13.55 | $9.24 | $11.49 | $12.78 | $13.26 | $14.55 | $17.04 |
| Number of accumulation units outstanding at end of period | 144,238 | 150,106 | 106,689 | 99,844 | 63,655 | 44,680 | 39,321 | 38,898 | 32,880 | 33,193 |
| **COHEN & STEERS REALTY SHARES, INC.** | | | | | | | | | | |
| (Funds were first received in this option during August 2011) | | | | | | | | | | |
| Value at beginning of period | | | | | | | | $8.80 | $9.49 | $10.90 |
| Value at end of period | | | | | | | | $9.49 | $10.90 | $11.15 |
| Number of accumulation units outstanding at end of period | | | | | | | | 4,235 | 5,113 | 1,589 |
| **COLUMBIA DIVERSIFIED EQUITY INCOME FUND** | | | | | | | | | | |
| (Funds were first received in this option during July 2008) | | | | | | | | | | |
| Value at beginning of period | | | | | $8.95 | $6.19 | $7.83 | $9.03 | $8.51 | $9.71 |
| Value at end of period | | | | | $6.19 | $7.83 | $9.03 | $8.51 | $9.71 | $12.61 |
| Number of accumulation units outstanding at end of period | | | | | 14,042 | 17,563 | 20,773 | 32,254 | 48,861 | 46,105 |
| **COLUMBIA MID CAP VALUE FUND (CLASS A)** | | | | | | | | | | |
| (Funds were first received in this option during October 2008) | | | | | | | | | | |
| Value at beginning of period | | | | | $6.32 | $6.10 | $8.01 | $9.77 | $9.28 | $10.73 |
| Value at end of period | | | | | $6.10 | $8.01 | $9.77 | $9.28 | $10.73 | $14.39 |
| Number of accumulation units outstanding at end of period | | | | | 1,334 | 1,120 | 1,954 | 6,347 | 9,479 | 15,361 |
| **EUROPACIFIC GROWTH FUND®** | | | | | | | | | | |
| Value at beginning of period | $9.76 | $11.49 | $13.80 | $16.69 | $19.69 | $11.62 | $16.04 | $17.42 | $14.94 | $17.67 |
| Value at end of period | $11.49 | $13.80 | $16.69 | $19.69 | $11.62 | $16.04 | $17.42 | $14.94 | $17.67 | $21.08 |
| Number of accumulation units outstanding at end of period | 24,396 | 63,726 | 100,140 | 92,027 | 953,034 | 1,022,503 | 1,060,345 | 1,019,992 | 901,005 | 873,796 |
| **FIDELITY® VIP CONTRAFUND® PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $13.08 | $14.99 | $17.40 | $19.30 | $22.52 | $12.85 | $17.31 | $20.13 | $19.48 | $22.51 |
| Value at end of period | $14.99 | $17.40 | $19.30 | $22.52 | $12.85 | $17.31 | $20.13 | $19.48 | $22.51 | $29.33 |
| Number of accumulation units outstanding at end of period | 779,690 | 875,083 | 1,035,000 | 826,574 | 1,521,977 | 1,158,332 | 1,151,653 | 1,137,377 | 1,050,981 | 1,060,903 |
| **FIDELITY® VIP EQUITY-INCOME PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $11.37 | $12.58 | $13.22 | $15.77 | $15.89 | $9.05 | $11.69 | $13.36 | $13.39 | $15.59 |
| Value at end of period | $12.58 | $13.22 | $15.77 | $15.89 | $9.05 | $11.69 | $13.36 | $13.39 | $15.59 | $19.83 |
| Number of accumulation units outstanding at end of period | 789,313 | 459,602 | 518,776 | 360,973 | 460,360 | 280,525 | 254,136 | 259,928 | 178,597 | 189,653 |
| **FIDELITY® VIP GROWTH PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $10.95 | $11.23 | $11.80 | $12.51 | $15.76 | $8.27 | $10.53 | $12.97 | $12.90 | $14.69 |
| Value at end of period | $11.23 | $11.80 | $12.51 | $15.76 | $8.27 | $10.53 | $12.97 | $12.90 | $14.69 | $19.87 |
| Number of accumulation units outstanding at end of period | 1,072,839 | 961,412 | 584,248 | 396,388 | 639,981 | 280,771 | 263,349 | 241,559 | 149,595 | 162,846 |
| **FIDELITY® VIP OVERSEAS PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $9.44 | $10.65 | $12.58 | $14.74 | $17.17 | $9.57 | $12.02 | $13.50 | $11.10 | $13.30 |
| Value at end of period | $10.65 | $12.58 | $14.74 | $17.17 | $9.57 | $12.02 | $13.50 | $11.10 | $13.30 | $17.22 |
| Number of accumulation units outstanding at end of period | 45,057 | 40,421 | 79,607 | 73,787 | 84,326 | 52,510 | 55,195 | 42,893 | 22,209 | 37,863 |
| **FRANKLIN SMALL CAP VALUE SECURITIES FUND** | | | | | | | | | | |
| Value at beginning of period | $12.18 | $14.96 | $16.16 | $18.76 | $18.17 | $12.08 | $15.49 | $19.71 | $18.83 | $22.12 |
| Value at end of period | $14.96 | $16.16 | $18.76 | $18.17 | $12.08 | $15.49 | $19.71 | $18.83 | $22.12 | $29.92 |
| Number of accumulation units outstanding at end of period | 20,723 | 24,593 | 38,569 | 33,243 | 164,813 | 136,278 | 139,851 | 188,458 | 113,547 | 111,018 |

# Condensed Financial Information (continued)

| | 2004 | 2005 | 2006 | 2007 | 2008 | 2009 | 2010 | 2011 | 2012 | 2013 |
|---|---|---|---|---|---|---|---|---|---|---|
| **FUNDAMENTAL INVESTORS℠** | | | | | | | | | | |
| (Funds were first received in this option during July 2008) | | | | | | | | | | |
| Value at beginning of period | | | | | $9.21 | $6.12 | $8.10 | $9.16 | $8.92 | $10.37 |
| Value at end of period | | | | | $6.12 | $8.10 | $9.16 | $8.92 | $10.37 | $13.53 |
| Number of accumulation units outstanding at end of period | | | | | 82,595 | 152,685 | 203,522 | 204,466 | 203,477 | 212,435 |
| **ING AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $10.91 | $13.13 | $14.06 | $16.11 | $15.53 | $11.32 | $15.24 | $18.46 | $17.74 | $20.49 |
| Value at end of period | $13.13 | $14.06 | $16.11 | $15.53 | $11.32 | $15.24 | $18.46 | $17.74 | $20.49 | $26.71 |
| Number of accumulation units outstanding at end of period | 3,893 | 4,552 | 5,263 | 3,326 | 32,019 | 27,781 | 22,573 | 30,202 | 28,440 | 31,967 |
| **ING BALANCED PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $11.83 | $12.85 | $13.30 | $14.52 | $15.21 | $10.85 | $12.84 | $14.55 | $14.25 | $16.07 |
| Value at end of period | $12.85 | $13.30 | $14.52 | $15.21 | $10.85 | $12.84 | $14.55 | $14.25 | $16.07 | $18.62 |
| Number of accumulation units outstanding at end of period | 822,427 | 755,450 | 608,169 | 434,958 | 604,119 | 343,744 | 333,810 | 254,305 | 204,913 | 200,840 |
| **ING BARON GROWTH PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $11.54 | $14.66 | $15.62 | $17.87 | $18.82 | $10.97 | $14.73 | $18.49 | $18.76 | $22.28 |
| Value at end of period | $14.66 | $15.62 | $17.87 | $18.82 | $10.97 | $14.73 | $18.49 | $18.76 | $22.28 | $30.70 |
| Number of accumulation units outstanding at end of period | 11,693 | 18,118 | 25,932 | 15,477 | 170,721 | 183,225 | 185,378 | 183,781 | 182,300 | 198,159 |
| **ING BLACKROCK HEALTH SCIENCES OPPORTUNITIES PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during October 2005) | | | | | | | | | | |
| Value at beginning of period | | $10.71 | $11.24 | $12.71 | $13.69 | $9.69 | $11.55 | $12.27 | $12.76 | $15.03 |
| Value at end of period | | $11.24 | $12.71 | $13.69 | $9.69 | $11.55 | $12.27 | $12.76 | $15.03 | $21.53 |
| Number of accumulation units outstanding at end of period | | 7 | 5,436 | 2,698 | 34,264 | 37,738 | 27,670 | 27,944 | 29,331 | 62,127 |
| **ING BLACKROCK LARGE CAP GROWTH PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2007) | | | | | | | | | | |
| Value at beginning of period | | | | $10.69 | $10.46 | $6.34 | $8.22 | $9.26 | $9.08 | $10.34 |
| Value at end of period | | | | $10.46 | $6.34 | $8.22 | $9.26 | $9.08 | $10.34 | $13.69 |
| Number of accumulation units outstanding at end of period | | | | 145,956 | 283,824 | 89,341 | 88,140 | 81,396 | 63,901 | 58,286 |
| **ING CLARION GLOBAL REAL ESTATE PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during September 2008) | | | | | | | | | | |
| Value at beginning of period | | | | | $9.74 | $6.71 | $8.91 | $10.29 | $9.68 | $12.12 |
| Value at end of period | | | | | $6.71 | $8.91 | $10.29 | $9.68 | $12.12 | $12.50 |
| Number of accumulation units outstanding at end of period | | | | | 233,095 | 193,885 | 131,857 | 151,285 | 142,823 | 150,514 |
| **ING CLARION REAL ESTATE PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during July 2006) | | | | | | | | | | |
| Value at beginning of period | | | $10.51 | $12.34 | $10.07 | $6.15 | $8.29 | $10.53 | $11.45 | $13.13 |
| Value at end of period | | | $12.34 | $10.07 | $6.15 | $8.29 | $10.53 | $11.45 | $13.13 | $13.30 |
| Number of accumulation units outstanding at end of period | | | 11,100 | 12,392 | 94,090 | 106,008 | 138,998 | 179,483 | 228,126 | 307,333 |
| **ING COLUMBIA CONTRARIAN CORE PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $16.71 | $17.98 | $18.54 | $20.95 | $21.66 | $13.07 | $17.07 | $18.99 | $17.96 | $20.01 |
| Value at end of period | $17.98 | $18.54 | $20.95 | $21.66 | $13.07 | $17.07 | $18.99 | $17.96 | $20.01 | $26.77 |
| Number of accumulation units outstanding at end of period | 2,786 | 1,352 | 1,959 | 2,366 | 30,407 | 24,340 | 33,519 | 35,214 | 39,104 | 36,629 |
| **ING COLUMBIA SMALL CAP VALUE II PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during August 2006) | | | | | | | | | | |
| Value at beginning of period | | | $8.96 | $10.10 | $10.32 | $6.75 | $8.36 | $10.39 | $10.04 | $11.38 |
| Value at end of period | | | $10.10 | $10.32 | $6.75 | $8.36 | $10.39 | $10.04 | $11.38 | $15.81 |
| Number of accumulation units outstanding at end of period | | | 487 | 0 | 8,908 | 16,986 | 24,922 | 31,397 | 45,119 | 48,550 |
| **ING FMR℠ DIVERSIFIED MID CAP PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during September 2005) | | | | | | | | | | |
| Value at beginning of period | | $11.47 | $11.86 | $13.18 | $14.97 | $9.04 | $12.49 | $15.92 | $14.07 | $16.01 |
| Value at end of period | | $11.86 | $13.18 | $14.97 | $9.04 | $12.49 | $15.92 | $14.07 | $16.01 | $21.61 |
| Number of accumulation units outstanding at end of period | | 2,711 | 4,123 | 2,553 | 103,266 | 137,504 | 222,751 | 216,068 | 211,074 | 201,454 |

# Condensed Financial Information (continued)

| | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING GLOBAL BOND PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2005) | | | | | | | | | | |
| Value at beginning of period | $14.98 | $14.11 | $13.71 | $11.92 | $9.79 | $11.78 | $10.91 | $10.14 | $9.89 | |
| Value at end of period | $14.27 | $14.98 | $14.11 | $13.71 | $11.92 | $9.79 | $11.78 | $10.91 | $10.14 | |
| Number of accumulation units outstanding at end of period | 189,290 | 218,685 | 311,904 | 336,525 | 339,095 | 395,254 | 209,431 | 244,612 | 375,989 | |
| **ING GLOBAL RESOURCES PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during January 2007) | | | | | | | | | | |
| Value at beginning of period | $11.36 | $11.78 | $13.06 | $10.82 | $7.93 | $13.54 | $9.69 | | | |
| Value at end of period | $12.81 | $11.36 | $11.78 | $13.06 | $10.82 | $7.93 | $13.54 | | | |
| Number of accumulation units outstanding at end of period | 214,088 | 263,307 | 300,929 | 269,124 | 262,130 | 337,277 | 95,712 | | | |
| **ING GNMA INCOME FUND** | | | | | | | | | | |
| (Funds were first received in this option during July 2010) | | | | | | | | | | |
| Value at beginning of period | $16.26 | $15.92 | $14.93 | $14.92 | | | | | | |
| Value at end of period | $15.84 | $16.26 | $15.92 | $14.93 | | | | | | |
| Number of accumulation units outstanding at end of period | 451 | 451 | 451 | 451 | | | | | | |
| **ING GROWTH AND INCOME PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $11.33 | $9.86 | $9.96 | $8.79 | $6.80 | $10.98 | $10.30 | $9.09 | $8.47 | $7.87 |
| Value at end of period | $14.69 | $11.33 | $9.86 | $9.96 | $8.79 | $6.80 | $10.98 | $10.30 | $9.09 | $8.47 |
| Number of accumulation units outstanding at end of period | 1,007,360 | 899,589 | 1,303,429 | 1,393,253 | 1,179,196 | 1,949,572 | 1,659,305 | 2,472,117 | 2,464,740 | 3,949,110 |
| **ING INDEX PLUS LARGECAP PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $13.83 | $12.17 | $12.28 | $10.85 | $8.88 | $14.24 | $13.66 | $12.01 | $11.49 | $10.47 |
| Value at end of period | $18.25 | $13.83 | $12.17 | $12.28 | $10.85 | $8.88 | $14.24 | $13.66 | $12.01 | $11.49 |
| Number of accumulation units outstanding at end of period | 354,249 | 368,821 | 470,982 | 541,294 | 650,196 | 842,036 | 573,015 | 837,326 | 1,143,349 | 1,294,852 |
| **ING INDEX PLUS MIDCAP PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $28.03 | $24.00 | $24.46 | $20.21 | $15.46 | $24.95 | $23.83 | $21.94 | $19.89 | $17.19 |
| Value at end of period | $37.44 | $28.03 | $24.00 | $24.46 | $20.21 | $15.46 | $24.95 | $23.83 | $21.94 | $19.89 |
| Number of accumulation units outstanding at end of period | 166,699 | 182,364 | 244,990 | 264,333 | 282,192 | 406,073 | 239,802 | 327,732 | 295,305 | 442,115 |
| **ING INDEX PLUS SMALLCAP PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $19.44 | $17.42 | $17.69 | $14.51 | $11.71 | $17.76 | $19.08 | $16.89 | $15.81 | $13.05 |
| Value at end of period | $27.53 | $19.44 | $17.42 | $17.69 | $14.51 | $11.71 | $17.76 | $19.08 | $16.89 | $15.81 |
| Number of accumulation units outstanding at end of period | 76,663 | 78,285 | 117,831 | 126,032 | 133,955 | 186,984 | 151,646 | 235,604 | 233,764 | 210,974 |
| **ING INDEX SOLUTION 2015 PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during December 2010) | | | | | | | | | | |
| Value at beginning of period | $14.23 | $13.01 | $13.00 | $12.88 | | | | | | |
| Value at end of period | $15.49 | $14.23 | $13.01 | $13.00 | | | | | | |
| Number of accumulation units outstanding at end of period | 14,916 | 41,195 | 32,327 | 33 | | | | | | |
| **ING INDEX SOLUTION 2025 PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during November 2010) | | | | | | | | | | |
| Value at beginning of period | $15.04 | $13.40 | $13.71 | $13.30 | | | | | | |
| Value at end of period | $17.47 | $15.04 | $13.40 | $13.71 | | | | | | |
| Number of accumulation units outstanding at end of period | 45,846 | 3,559 | 2,777 | 2,028 | | | | | | |
| **ING INDEX SOLUTION 2035 PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during December 2010) | | | | | | | | | | |
| Value at beginning of period | $15.50 | $13.57 | $14.13 | $13.98 | | | | | | |
| Value at end of period | $18.77 | $15.50 | $13.57 | $14.13 | | | | | | |
| Number of accumulation units outstanding at end of period | 3,518 | 2,029 | 1,529 | 210 | | | | | | |
| **ING INDEX SOLUTION 2045 PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during December 2010) | | | | | | | | | | |
| Value at beginning of period | $15.95 | $13.87 | $14.57 | $13.97 | | | | | | |
| Value at end of period | $19.65 | $15.95 | $13.87 | $14.57 | | | | | | |
| Number of accumulation units outstanding at end of period | 1,364 | 452 | 248 | 34 | | | | | | |

# Condensed Financial Information (continued)

| | 2004 | 2005 | 2006 | 2007 | 2008 | 2009 | 2010 | 2011 | 2012 | 2013 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING INDEX SOLUTION 2055 PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during June 2013) | | | | | | | | | | |
| Value at beginning of period | | | | | | | | | | $13.90 |
| Value at end of period | | | | | | | | | | $15.54 |
| Number of accumulation units outstanding at end of period | | | | | | | | | | 104 |
| **ING INTERMEDIATE BOND PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $13.79 | $14.35 | $14.69 | $15.17 | $15.97 | $14.50 | $16.06 | $17.51 | $18.69 | $20.29 |
| Value at end of period | $14.35 | $14.69 | $15.17 | $15.97 | $14.50 | $16.06 | $17.51 | $18.69 | $20.29 | $20.12 |
| Number of accumulation units outstanding at end of period | 563,725 | 520,906 | 367,108 | 309,498 | 373,089 | 315,118 | 350,087 | 349,205 | 335,835 | 258,838 |
| **ING INTERNATIONAL INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during September 2008) | | | | | | | | | | |
| Value at beginning of period | | | | | $8.33 | $5.94 | $7.53 | $8.06 | $7.03 | $8.28 |
| Value at end of period | | | | | $5.94 | $7.53 | $8.06 | $7.03 | $8.28 | $9.98 |
| Number of accumulation units outstanding at end of period | | | | | 2,270 | 90,419 | 90,876 | 94,695 | 53,917 | 49,620 |
| **ING INTERNATIONAL VALUE PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $10.36 | $12.07 | $13.11 | $16.85 | $18.97 | $10.78 | $13.60 | $13.84 | $11.68 | $13.82 |
| Value at end of period | $12.07 | $13.11 | $16.85 | $18.97 | $10.78 | $13.60 | $13.84 | $11.68 | $13.82 | $16.63 |
| Number of accumulation units outstanding at end of period | 390,090 | 94,299 | 45,801 | 48,074 | 79,305 | 71,956 | 81,607 | 50,847 | 49,572 | 52,665 |
| **ING INVESCO COMSTOCK PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $10.73 | $12.43 | $12.77 | $14.68 | $14.24 | $8.98 | $11.45 | $13.09 | $12.72 | $14.98 |
| Value at end of period | $12.43 | $12.77 | $14.68 | $14.24 | $8.98 | $11.45 | $13.09 | $12.72 | $14.98 | $20.07 |
| Number of accumulation units outstanding at end of period | 74,285 | 88,490 | 98,981 | 55,791 | 391,247 | 316,125 | 197,947 | 173,061 | 137,973 | 129,558 |
| **ING INVESCO EQUITY AND INCOME PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during March 2005) | | | | | | | | | | |
| Value at beginning of period | | $10.24 | $11.07 | $12.00 | $12.66 | $9.38 | $11.72 | $13.07 | $12.83 | $14.00 |
| Value at end of period | | $11.07 | $12.00 | $12.66 | $9.38 | $11.72 | $13.07 | $12.83 | $14.00 | $17.81 |
| Number of accumulation units outstanding at end of period | | 718,791 | 958,188 | 619,911 | 855,619 | 546,167 | 467,086 | 411,802 | 319,311 | 315,283 |
| **ING INVESCO GROWTH AND INCOME PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during May 2005) | | | | | | | | | | |
| Value at beginning of period | | $10.16 | $11.08 | $12.76 | $12.99 | $8.74 | $10.75 | $12.00 | $11.65 | $13.25 |
| Value at end of period | | $11.08 | $12.76 | $12.99 | $8.74 | $10.75 | $12.00 | $11.65 | $13.25 | $17.61 |
| Number of accumulation units outstanding at end of period | | 4,812 | 8,864 | 1,531 | 69,651 | 64,296 | 82,935 | 90,259 | 92,052 | 104,366 |
| **ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during July 2005) | | | | | | | | | | |
| Value at beginning of period | | $10.92 | $13.45 | $18.13 | $24.92 | $12.05 | $20.52 | $24.50 | $19.87 | $23.50 |
| Value at end of period | | $13.45 | $18.13 | $24.92 | $12.05 | $20.52 | $24.50 | $19.87 | $23.50 | $21.98 |
| Number of accumulation units outstanding at end of period | | 5,360 | 11,402 | 8,604 | 31,688 | 7,844 | 10,438 | 12,573 | 16,380 | 19,512 |
| **ING JPMORGAN MID CAP VALUE PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $11.87 | $14.21 | $15.30 | $17.70 | $17.98 | $11.95 | $14.90 | $18.19 | $18.38 | $21.89 |
| Value at end of period | $14.21 | $15.30 | $17.70 | $17.98 | $11.95 | $14.90 | $18.19 | $18.38 | $21.89 | $28.58 |
| Number of accumulation units outstanding at end of period | 7,011 | 19,887 | 13,388 | 9,523 | 108,133 | 101,952 | 73,277 | 78,124 | 81,306 | 117,879 |
| **ING JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during October 2005) | | | | | | | | | | |
| Value at beginning of period | | $10.66 | $11.33 | $13.12 | $12.80 | $8.90 | $11.25 | $14.15 | $13.85 | $16.32 |
| Value at end of period | | $11.33 | $13.12 | $12.80 | $8.90 | $11.25 | $14.15 | $13.85 | $16.32 | $22.51 |
| Number of accumulation units outstanding at end of period | | 6 | 2,574 | 745 | 8,400 | 1,062 | 6,007 | 14,260 | 19,736 | 39,276 |
| **ING LARGE CAP GROWTH PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during January 2011) | | | | | | | | | | |
| Value at beginning of period | | | | | | | | $10.32 | $10.35 | $12.14 |
| Value at end of period | | | | | | | | $10.35 | $12.14 | $15.77 |
| Number of accumulation units outstanding at end of period | | | | | | | | 254,191 | 243,452 | 219,949 |

**Condensed Financial Information (continued)**

| | 2004 | 2005 | 2006 | 2007 | 2008 | 2009 | 2010 | 2011 | 2012 | 2013 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING LARGE CAP VALUE PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during July 2007) | | | | | | | | | | |
| Value at beginning of period | | | | $9.40 | $9.19 | $6.37 | $7.13 | $8.44 | $8.67 | $9.88 |
| Value at end of period | | | | $9.19 | $6.37 | $7.13 | $8.44 | $8.67 | $9.88 | $12.83 |
| Number of accumulation units outstanding at end of period | | | | 70,920 | 864,613 | 594,344 | 548,434 | 837,575 | 759,324 | 979,777 |
| **ING MARSICO GROWTH PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2008) | | | | | | | | | | |
| Value at beginning of period | | | | | $10.23 | $6.59 | $8.45 | $10.08 | $9.86 | $11.05 |
| Value at end of period | | | | | $6.59 | $8.45 | $10.08 | $9.86 | $11.05 | $14.91 |
| Number of accumulation units outstanding at end of period | | | | | 20,525 | 15,883 | 27,934 | 24,599 | 23,455 | 22,903 |
| **ING MFS TOTAL RETURN PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $12.02 | $13.26 | $13.54 | $15.04 | $15.53 | $11.97 | $14.00 | $15.27 | $15.40 | $16.99 |
| Value at end of period | $13.26 | $13.54 | $15.04 | $15.53 | $11.97 | $14.00 | $15.27 | $15.40 | $16.99 | $20.01 |
| Number of accumulation units outstanding at end of period | 6,296 | 9,980 | 12,869 | 12,278 | 47,571 | 48,691 | 48,757 | 51,632 | 62,986 | 64,614 |
| **ING MFS UTILITIES PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during May 2005) | | | | | | | | | | |
| Value at beginning of period | | $10.11 | $11.45 | $14.86 | $18.79 | $11.62 | $15.31 | $17.28 | $18.24 | $20.51 |
| Value at end of period | | $11.45 | $14.86 | $18.79 | $11.62 | $15.31 | $17.28 | $18.24 | $20.51 | $24.47 |
| Number of accumulation units outstanding at end of period | | 71 | 7,192 | 13,079 | 101,396 | 73,485 | 69,789 | 91,344 | 70,874 | 75,423 |
| **ING MIDCAP OPPORTUNITIES PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $9.45 | $10.46 | $11.46 | $12.26 | $15.30 | $9.47 | $13.30 | $17.20 | $16.99 | $19.25 |
| Value at end of period | $10.46 | $11.46 | $12.26 | $15.30 | $9.47 | $13.30 | $17.20 | $16.99 | $19.25 | $25.22 |
| Number of accumulation units outstanding at end of period | 2,680 | 3,989 | 7,509 | 9,272 | 75,661 | 50,647 | 69,771 | 149,790 | 252,066 | 337,918 |
| **ING MONEY MARKET PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $11.80 | $11.84 | $12.10 | $12.60 | $13.15 | $13.40 | $13.34 | $13.27 | $13.18 | $13.08 |
| Value at end of period | $11.84 | $12.10 | $12.60 | $13.15 | $13.40 | $13.34 | $13.27 | $13.18 | $13.08 | $12.99 |
| Number of accumulation units outstanding at end of period | 629,605 | 649,862 | 534,137 | 440,028 | 1,480,503 | 970,300 | 899,211 | 935,309 | 867,098 | 1,031,911 |
| **ING MULTI-MANAGER LARGE CAP CORE PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during July 2006) | | | | | | | | | | |
| Value at beginning of period | | | $9.75 | $10.83 | $11.32 | $7.36 | $9.09 | $10.48 | $9.95 | $10.91 |
| Value at end of period | | | $10.83 | $11.32 | $7.36 | $9.09 | $10.48 | $9.95 | $10.91 | $14.16 |
| Number of accumulation units outstanding at end of period | | | 1,004 | 5,966 | 27,694 | 28,032 | 46,557 | 44,307 | 49,838 | 52,523 |
| **ING OPPENHEIMER GLOBAL PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during March 2005) | | | | | | | | | | |
| Value at beginning of period | | $10.35 | $12.13 | $13.70 | $14.95 | $8.59 | $12.27 | $14.13 | $12.88 | $15.09 |
| Value at end of period | | $12.13 | $13.70 | $14.95 | $8.59 | $12.27 | $14.13 | $12.88 | $15.09 | $19.04 |
| Number of accumulation units outstanding at end of period | | 1,000,436 | 1,839,329 | 1,337,575 | 1,740,358 | 1,132,254 | 998,274 | 902,391 | 619,713 | 585,573 |
| **ING PIMCO HIGH YIELD PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during July 2005) | | | | | | | | | | |
| Value at beginning of period | | $10.36 | $10.52 | $11.37 | $11.61 | $8.93 | $13.24 | $15.01 | $15.56 | $17.61 |
| Value at end of period | | $10.52 | $11.37 | $11.61 | $8.93 | $13.24 | $15.01 | $15.56 | $17.61 | $18.46 |
| Number of accumulation units outstanding at end of period | | 7 | 2,230 | 814 | 8,147 | 5,699 | 41,094 | 23,504 | 27,640 | 36,530 |
| **ING PIMCO TOTAL RETURN PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $11.10 | $11.50 | $11.65 | $12.03 | $13.06 | $12.94 | $14.46 | $15.44 | $15.82 | $16.94 |
| Value at end of period | $11.50 | $11.65 | $12.03 | $13.06 | $12.94 | $14.46 | $15.44 | $15.82 | $16.94 | $16.50 |
| Number of accumulation units outstanding at end of period | 65,092 | 70,060 | 82,834 | 66,542 | 221,434 | 397,514 | 583,214 | 751,854 | 772,439 | 663,874 |
| **ING PIONEER HIGH YIELD PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during May 2006) | | | | | | | | | | |
| Value at beginning of period | | | $10.05 | $10.61 | $11.18 | $7.83 | $12.99 | $15.34 | $15.12 | $17.44 |
| Value at end of period | | | $10.61 | $11.18 | $7.83 | $12.99 | $15.34 | $15.12 | $17.44 | $19.44 |
| Number of accumulation units outstanding at end of period | | | 23 | 784 | 16,238 | 19,798 | 29,807 | 34,580 | 29,121 | 76,533 |

CFI 147

**Condensed Financial Information (continued)**

| | 2004 | 2005 | 2006 | 2007 | 2008 | 2009 | 2010 | 2011 | 2012 | 2013 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during July 2009) | | | | | | | | | | |
| Value at beginning of period | | | | | | $10.71 | $12.58 | $14.08 | $14.56 | $16.55 |
| Value at end of period | | | | | | $12.58 | $14.08 | $14.56 | $16.55 | $21.68 |
| Number of accumulation units outstanding at end of period | | | | | | 2,646 | 3,093 | 2,752 | 8,934 | 12,182 |
| **ING RUSSELL™ LARGE CAP INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during September 2008) | | | | | | | | | | |
| Value at beginning of period | | | | | $9.13 | $6.65 | $8.16 | $9.09 | $9.25 | $10.61 |
| Value at end of period | | | | | $6.65 | $8.16 | $9.09 | $9.25 | $10.61 | $13.91 |
| Number of accumulation units outstanding at end of period | | | | | 5,301 | 32,908 | 21,744 | 37,050 | 60,057 | 59,841 |
| **ING RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during July 2009) | | | | | | | | | | |
| Value at beginning of period | | | | | | $10.06 | $11.87 | $13.09 | $13.06 | $15.03 |
| Value at end of period | | | | | | $11.87 | $13.09 | $13.06 | $15.03 | $19.62 |
| Number of accumulation units outstanding at end of period | | | | | | 1,212 | 3,041 | 2,364 | 2,270 | 1,407 |
| **ING RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during August 2009) | | | | | | | | | | |
| Value at beginning of period | | | | | | $11.42 | $12.86 | $16.06 | $15.59 | $17.88 |
| Value at end of period | | | | | | $12.86 | $16.06 | $15.59 | $17.88 | $23.93 |
| Number of accumulation units outstanding at end of period | | | | | | 5,307 | 4,865 | 3,857 | 4,838 | 4,801 |
| **ING RUSSELL™ MID CAP INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during September 2008) | | | | | | | | | | |
| Value at beginning of period | | | | | $9.30 | $5.93 | $8.25 | $10.26 | $9.99 | $11.60 |
| Value at end of period | | | | | $5.93 | $8.25 | $10.26 | $9.99 | $11.60 | $15.46 |
| Number of accumulation units outstanding at end of period | | | | | 2,501 | 6,650 | 17,921 | 14,155 | 13,728 | 20,155 |
| **ING RUSSELL™ SMALL CAP INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during September 2008) | | | | | | | | | | |
| Value at beginning of period | | | | | $10.28 | $6.97 | $8.76 | $10.99 | $10.48 | $12.07 |
| Value at end of period | | | | | $6.97 | $8.76 | $10.99 | $10.48 | $12.07 | $16.62 |
| Number of accumulation units outstanding at end of period | | | | | 3,258 | 3,164 | 5,896 | 9,278 | 11,038 | 18,079 |
| **ING SMALLCAP OPPORTUNITIES PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $6.90 | $7.55 | $8.18 | $9.13 | $9.98 | $6.49 | $8.44 | $11.09 | $11.10 | $12.69 |
| Value at end of period | $7.55 | $8.18 | $9.13 | $9.98 | $6.49 | $8.44 | $11.09 | $11.10 | $12.69 | $17.51 |
| Number of accumulation units outstanding at end of period | 52,533 | 65,857 | 7,429 | 6,510 | 26,986 | 17,400 | 19,422 | 16,464 | 26,721 | 49,736 |
| **ING SMALL COMPANY PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $13.52 | $15.35 | $16.80 | $19.48 | $20.47 | $14.01 | $17.74 | $21.90 | $21.19 | $24.09 |
| Value at end of period | $15.35 | $16.80 | $19.48 | $20.47 | $14.01 | $17.74 | $21.90 | $21.19 | $24.09 | $32.93 |
| Number of accumulation units outstanding at end of period | 522,075 | 337,873 | 254,506 | 181,163 | 256,520 | 192,450 | 187,959 | 174,448 | 112,565 | 104,612 |
| **ING SOLUTION 2015 PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during October 2005) | | | | | | | | | | |
| Value at beginning of period | | $10.37 | $10.72 | $11.78 | $12.23 | $8.88 | $10.78 | $11.90 | $11.73 | $12.98 |
| Value at end of period | | $10.72 | $11.78 | $12.23 | $8.88 | $10.78 | $11.90 | $11.73 | $12.98 | $14.05 |
| Number of accumulation units outstanding at end of period | | 30,296 | 74,167 | 6,685 | 135,591 | 247,572 | 331,833 | 390,865 | 419,241 | 399,102 |
| **ING SOLUTION 2025 PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during October 2005) | | | | | | | | | | |
| Value at beginning of period | | $10.47 | $10.94 | $12.23 | $12.70 | $8.34 | $10.41 | $11.75 | $11.31 | $12.73 |
| Value at end of period | | $10.94 | $12.23 | $12.70 | $8.34 | $10.41 | $11.75 | $11.31 | $12.73 | $14.70 |
| Number of accumulation units outstanding at end of period | | 8,933 | 54,161 | 431 | 226,390 | 334,408 | 475,988 | 475,412 | 588,845 | 670,242 |
| **ING SOLUTION 2035 PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during July 2005) | | | | | | | | | | |
| Value at beginning of period | | $10.84 | $11.10 | $12.58 | $13.15 | $8.22 | $10.47 | $11.90 | $11.27 | $12.87 |
| Value at end of period | | $11.10 | $12.58 | $13.15 | $8.22 | $10.47 | $11.90 | $11.27 | $12.87 | $15.38 |
| Number of accumulation units outstanding at end of period | | 21,510 | 34,728 | 1,449 | 67,801 | 191,834 | 303,106 | 417,112 | 512,748 | 615,481 |

CFI 148

**Condensed Financial Information (continued)**

| | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING SOLUTION 2045 PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during October 2005) | | | | | | | | | | |
| Value at beginning of period | $12.87 | $11.23 | $11.92 | $10.44 | $8.10 | $13.56 | $12.92 | $11.31 | $10.68 | |
| Value at end of period | $15.76 | $12.87 | $11.23 | $11.92 | $10.44 | $8.10 | $13.56 | $12.92 | $11.31 | |
| Number of accumulation units outstanding at end of period | 233,049 | 187,290 | 150,928 | 102,886 | 64,778 | 53,974 | 1,595 | 21,098 | 3,675 | |
| **ING SOLUTION 2055 PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during September 2010) | | | | | | | | | | |
| Value at beginning of period | $12.48 | $10.89 | $11.56 | $10.15 | | | | | | |
| Value at end of period | $15.30 | $12.48 | $10.89 | $11.56 | | | | | | |
| Number of accumulation units outstanding at end of period | 21,152 | 8,885 | 2,633 | 49 | | | | | | |
| **ING SOLUTION BALANCED PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during February 2009) | | | | | | | | | | |
| Value at beginning of period | $10.46 | $9.27 | $9.58 | $8.56 | $6.22 | | | | | |
| Value at end of period | $12.01 | $10.46 | $9.27 | $9.58 | $8.56 | | | | | |
| Number of accumulation units outstanding at end of period | 21,732 | 18,468 | 15,838 | 11,925 | 7,711 | | | | | |
| **ING SOLUTION INCOME PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during October 2005) | | | | | | | | | | |
| Value at beginning of period | $13.07 | $11.99 | $12.04 | $11.07 | $9.52 | $11.51 | $11.02 | $10.34 | $10.12 | |
| Value at end of period | $13.88 | $13.07 | $11.99 | $12.04 | $11.07 | $9.52 | $11.51 | $11.02 | $10.34 | |
| Number of accumulation units outstanding at end of period | 47,138 | 48,823 | 45,297 | 28,965 | 17,153 | 7,502 | 5,311 | 4,759 | 803 | |
| **ING SOLUTION MODERATELY CONSERVATIVE PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during February 2009) | | | | | | | | | | |
| Value at beginning of period | $11.06 | $9.95 | $10.10 | $9.15 | $7.28 | | | | | |
| Value at end of period | $12.03 | $11.06 | $9.95 | $10.10 | $9.15 | | | | | |
| Number of accumulation units outstanding at end of period | 13,668 | 12,197 | 9,693 | 7,405 | 4,544 | | | | | |
| **ING STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $15.86 | $14.23 | $14.08 | $12.77 | $10.92 | $14.39 | $13.71 | $12.74 | $12.36 | $11.54 |
| Value at end of period | $17.64 | $15.86 | $14.23 | $14.08 | $12.77 | $10.92 | $14.39 | $13.71 | $12.74 | $12.36 |
| Number of accumulation units outstanding at end of period | 101,575 | 91,311 | 76,761 | 88,434 | 103,068 | 62,489 | 52,302 | 52,965 | 87,089 | 88,761 |
| **ING STRATEGIC ALLOCATION GROWTH PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $13.18 | $11.54 | $11.98 | $10.68 | $8.59 | $13.54 | $12.98 | $11.56 | $10.96 | $9.86 |
| Value at end of period | $16.01 | $13.18 | $11.54 | $11.98 | $10.68 | $8.59 | $13.54 | $12.98 | $11.56 | $10.96 |
| Number of accumulation units outstanding at end of period | 201,993 | 180,568 | 181,460 | 157,737 | 127,113 | 107,713 | 145,102 | 190,981 | 196,972 | 262,632 |
| **ING STRATEGIC ALLOCATION MODERATE PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $14.21 | $12.60 | $12.77 | $11.49 | $9.50 | $13.77 | $13.15 | $11.92 | $11.47 | $10.48 |
| Value at end of period | $16.45 | $14.21 | $12.60 | $12.77 | $11.49 | $9.50 | $13.77 | $13.15 | $11.92 | $11.47 |
| Number of accumulation units outstanding at end of period | 188,844 | 206,344 | 215,823 | 200,997 | 163,277 | 108,882 | 153,565 | 188,886 | 217,838 | 291,049 |
| **ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during June 2005) | | | | | | | | | | |
| Value at beginning of period | $16.16 | $14.22 | $13.93 | $12.31 | $9.30 | $12.93 | $12.48 | $10.97 | $10.39 | |
| Value at end of period | $19.60 | $16.16 | $14.22 | $13.93 | $12.31 | $9.30 | $12.93 | $12.48 | $10.97 | |
| Number of accumulation units outstanding at end of period | 3,359,523 | 3,081,701 | 2,868,974 | 2,599,970 | 2,125,620 | 1,635,362 | 30,674 | 24,334 | 7,319 | |
| **ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during March 2005) | | | | | | | | | | |
| Value at beginning of period | $15.99 | $13.87 | $14.52 | $11.38 | $7.66 | $13.88 | $12.07 | $11.44 | $10.19 | |
| Value at end of period | $21.45 | $15.99 | $13.87 | $14.52 | $11.38 | $7.66 | $13.88 | $12.07 | $11.44 | |
| Number of accumulation units outstanding at end of period | 186,037 | 204,309 | 274,802 | 291,041 | 304,509 | 632,228 | 402,625 | 726,267 | 597,868 | |
| **ING T. ROWE PRICE EQUITY INCOME PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $19.11 | $16.43 | $16.70 | $14.64 | $11.80 | $18.49 | $18.08 | $15.29 | $14.83 | $13.12 |
| Value at end of period | $24.61 | $19.11 | $16.43 | $16.70 | $14.64 | $11.80 | $18.49 | $18.08 | $15.29 | $14.83 |
| Number of accumulation units outstanding at end of period | 69,534 | 67,391 | 50,329 | 40,795 | 31,298 | 39,616 | 9,373 | 15,941 | 9,686 | 5,926 |

**Condensed Financial Information (continued)**

| | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $18.10 | $15.34 | $15.62 | $13.46 | $9.49 | $16.54 | $15.17 | $13.49 | $12.80 | $11.72 |
| Value at end of period | $25.01 | $18.10 | $15.34 | $15.62 | $13.46 | $9.49 | $16.54 | $15.17 | $13.49 | $12.80 |
| Number of accumulation units outstanding at end of period | 137,272 | 141,707 | 158,893 | 174,503 | 174,569 | 347,979 | 340,260 | 439,098 | 536,029 | 504,970 |
| **ING T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during September 2005) | | | | | | | | | | |
| Value at beginning of period | $14.56 | $12.35 | $14.20 | $12.57 | $9.21 | $18.37 | $15.35 | $12.47 | $11.20 | |
| Value at end of period | $16.53 | $14.56 | $12.35 | $14.20 | $12.57 | $9.21 | $18.37 | $15.35 | $12.47 | |
| Number of accumulation units outstanding at end of period | 36,779 | 38,650 | 30,539 | 25,851 | 22,212 | 19,952 | 4,331 | 1,500 | 16 | |
| **ING TEMPLETON FOREIGN EQUITY PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2008) | | | | | | | | | | |
| Value at beginning of period | $9.21 | $7.81 | $8.94 | $8.27 | $6.31 | $10.20 | | | | |
| Value at end of period | $11.00 | $9.21 | $7.81 | $8.94 | $8.27 | $6.31 | | | | |
| Number of accumulation units outstanding at end of period | 174,879 | 164,836 | 105,300 | 122,763 | 108,190 | 187,579 | | | | |
| **ING TEMPLETON GLOBAL GROWTH PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during July 2006) | | | | | | | | | | |
| Value at beginning of period | $10.72 | $8.87 | $9.48 | $8.87 | $6.75 | $11.28 | $11.10 | $9.70 | | |
| Value at end of period | $13.90 | $10.72 | $8.87 | $9.48 | $8.87 | $6.75 | $11.28 | $11.10 | | |
| Number of accumulation units outstanding at end of period | 12,687 | 8,911 | 8,697 | 9,110 | 17,591 | 23,634 | 2,428 | 913 | | |
| **ING U.S. BOND INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during November 2008) | | | | | | | | | | |
| Value at beginning of period | $12.41 | $12.04 | $11.31 | $10.74 | $10.22 | $9.75 | | | | |
| Value at end of period | $12.00 | $12.41 | $12.04 | $11.31 | $10.74 | $10.22 | | | | |
| Number of accumulation units outstanding at end of period | 21,315 | 27,027 | 29,210 | 7,470 | 14,755 | 17 | | | | |
| **ING U.S. STOCK INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during October 2006) | | | | | | | | | | |
| Value at beginning of period | $14.14 | $12.30 | $12.18 | $10.69 | $8.54 | $13.68 | $13.09 | $12.26 | | |
| Value at end of period | $18.53 | $14.14 | $12.30 | $12.18 | $10.69 | $8.54 | $13.68 | $13.09 | | |
| Number of accumulation units outstanding at end of period | 4,641 | 5,777 | 2,966 | 2,525 | 1,798 | 1,573 | 1,266 | 123 | | |
| **INVESCO MID CAP CORE EQUITY FUND** | | | | | | | | | | |
| (Funds were first received in this option during July 2009) | | | | | | | | | | |
| Value at beginning of period | $14.01 | $12.79 | $13.74 | $12.30 | $10.15 | | | | | |
| Value at end of period | $17.96 | $14.01 | $12.79 | $13.74 | $12.30 | | | | | |
| Number of accumulation units outstanding at end of period | 1,030 | 1,659 | 1,408 | 1,250 | 420 | | | | | |
| **INVESCO V.I. AMERICAN FRANCHISE FUND** | | | | | | | | | | |
| (Funds were first received in this option during April 2012) | | | | | | | | | | |
| Value at beginning of period | $36.06 | $37.18 | | | | | | | | |
| Value at end of period | $50.16 | $36.06 | | | | | | | | |
| Number of accumulation units outstanding at end of period | 10,921 | 10,172 | | | | | | | | |
| **INVESCO V.I. CORE EQUITY FUND** | | | | | | | | | | |
| Value at beginning of period | $11.95 | $10.57 | $10.66 | $9.80 | $7.70 | $11.10 | $10.35 | $8.93 | $8.55 | $7.90 |
| Value at end of period | $15.33 | $11.95 | $10.57 | $10.66 | $9.80 | $7.70 | $11.10 | $10.35 | $8.93 | $8.55 |
| Number of accumulation units outstanding at end of period | 32,275 | 33,916 | 50,550 | 58,781 | 68,830 | 96,142 | 45,949 | 61,296 | 37,373 | 50,383 |
| **JANUS ASPEN BALANCED PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $25.44 | $22.56 | $22.36 | $20.79 | $16.64 | $19.92 | $18.16 | $16.52 | $15.42 | $14.31 |
| Value at end of period | $30.34 | $25.44 | $22.56 | $22.36 | $20.79 | $16.64 | $19.92 | $18.16 | $16.52 | $15.42 |
| Number of accumulation units outstanding at end of period | 0 | 0 | 0 | 0 | 0 | 531 | 15 | 16 | 16 | 807,821 |
| **JANUS ASPEN ENTERPRISE PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during January 2008) | | | | | | | | | | |
| Value at beginning of period | $22.03 | $18.92 | $19.34 | $15.48 | $10.77 | $18.84 | | | | |
| Value at end of period | $28.94 | $22.03 | $18.92 | $19.34 | $15.48 | $10.77 | | | | |
| Number of accumulation units outstanding at end of period | 0 | 0 | 0 | 0 | 0 | 187 | | | | |

CFI 150

**Condensed Financial Information (continued)**

| | 2004 | 2005 | 2006 | 2007 | 2008 | 2009 | 2010 | 2011 | 2012 | 2013 |
|---|---|---|---|---|---|---|---|---|---|---|
| **JANUS ASPEN FLEXIBLE BOND PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during January 2008) | | | | | | | | | | |
| Value at beginning of period | | | | | $15.86 | $16.59 | $18.64 | $19.98 | $21.16 | $22.76 |
| Value at end of period | | | | | $16.59 | $18.64 | $19.98 | $21.16 | $22.76 | $22.56 |
| Number of accumulation units outstanding at end of period | | | | | 163 | 0 | 0 | 0 | 0 | 0 |
| **JANUS ASPEN GLOBAL RESEARCH PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during January 2008) | | | | | | | | | | |
| Value at beginning of period | | | | | $13.38 | $7.49 | $10.24 | $11.77 | $10.08 | $12.01 |
| Value at end of period | | | | | $7.49 | $10.24 | $11.77 | $10.08 | $12.01 | $15.31 |
| Number of accumulation units outstanding at end of period | | | | | 893 | 0 | 0 | 0 | 0 | 0 |
| **LAZARD U.S. MID CAP EQUITY PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during September 2008) | | | | | | | | | | |
| Value at beginning of period | | | | | $7.86 | $5.35 | $7.34 | $8.97 | $8.38 | $8.77 |
| Value at end of period | | | | | $5.35 | $7.34 | $8.97 | $8.38 | $8.77 | $11.54 |
| Number of accumulation units outstanding at end of period | | | | | 228 | 5,191 | 9,317 | 11,345 | 18,347 | 15,800 |
| **LOOMIS SAYLES SMALL CAP VALUE FUND** | | | | | | | | | | |
| (Funds were first received in this option during August 2008) | | | | | | | | | | |
| Value at beginning of period | | | | | $10.15 | $7.17 | $9.15 | $11.33 | $11.04 | $12.72 |
| Value at end of period | | | | | $7.17 | $9.15 | $11.33 | $11.04 | $12.72 | $17.12 |
| Number of accumulation units outstanding at end of period | | | | | 613 | 5,763 | 9,778 | 25,922 | 49,309 | 54,235 |
| **LORD ABBETT SERIES FUND - MID CAP STOCK PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $10.38 | $12.78 | $13.73 | $15.29 | $15.26 | $9.19 | $11.55 | $14.37 | $13.69 | $15.57 |
| Value at end of period | $12.78 | $13.73 | $15.29 | $15.26 | $9.19 | $11.55 | $14.37 | $13.69 | $15.57 | $20.14 |
| Number of accumulation units outstanding at end of period | 48,903 | 70,787 | 87,225 | 35,304 | 161,695 | 91,267 | 76,682 | 70,963 | 65,520 | 61,372 |
| **METWEST TOTAL RETURN BOND FUND** | | | | | | | | | | |
| (Funds were first received in this option during May 2013) | | | | | | | | | | |
| Value at beginning of period | | | | | | | | | | $9.85 |
| Value at end of period | | | | | | | | | | $9.74 |
| Number of accumulation units outstanding at end of period | | | | | | | | | | 71,190 |
| **NEUBERGER BERMAN SOCIALLY RESPONSIVE FUND®** | | | | | | | | | | |
| (Funds were first received in this option during October 2006) | | | | | | | | | | |
| Value at beginning of period | | | $10.15 | $10.73 | $11.43 | $6.93 | $8.97 | $10.91 | $10.49 | $11.54 |
| Value at end of period | | | $10.73 | $11.43 | $6.93 | $8.97 | $10.91 | $10.49 | $11.54 | $15.80 |
| Number of accumulation units outstanding at end of period | | | 315 | 795 | 12,402 | 9,317 | 25,975 | 22,037 | 25,138 | 46,920 |
| **NEW PERSPECTIVE FUND®** | | | | | | | | | | |
| Value at beginning of period | $10.00 | $11.36 | $12.54 | $14.92 | $17.17 | $10.59 | $14.44 | $16.16 | $14.82 | $17.76 |
| Value at end of period | $11.36 | $12.54 | $14.92 | $17.17 | $10.59 | $14.44 | $16.16 | $14.82 | $17.76 | $22.35 |
| Number of accumulation units outstanding at end of period | 8,872 | 25,983 | 32,356 | 17,773 | 143,930 | 157,056 | 182,528 | 209,691 | 196,900 | 228,305 |
| **OPPENHEIMER DEVELOPING MARKETS FUND** | | | | | | | | | | |
| Value at beginning of period | $21.77 | $29.43 | $41.26 | $51.26 | $68.10 | $35.13 | $63.36 | $79.86 | $64.92 | $77.87 |
| Value at end of period | $29.43 | $41.26 | $51.26 | $68.10 | $35.13 | $63.36 | $79.86 | $64.92 | $77.87 | $83.74 |
| Number of accumulation units outstanding at end of period | 5,798 | 17,101 | 40,217 | 29,447 | 50,290 | 23,489 | 37,414 | 62,433 | 89,806 | 95,148 |
| **OPPENHEIMER MAIN STREET SMALL CAP FUND®/VA** | | | | | | | | | | |
| (Funds were first received in this option during November 2005) | | | | | | | | | | |
| Value at beginning of period | | $11.70 | $11.76 | $13.43 | $13.17 | $8.12 | $11.06 | $13.55 | $13.15 | $15.40 |
| Value at end of period | | $11.76 | $13.43 | $13.17 | $8.12 | $11.06 | $13.55 | $13.15 | $15.40 | $21.55 |
| Number of accumulation units outstanding at end of period | | 1 | 2,642 | 2,305 | 17,774 | 11,765 | 20,029 | 26,613 | 37,454 | 51,182 |
| **PAX WORLD BALANCED FUND** | | | | | | | | | | |
| Value at beginning of period | $9.70 | $10.80 | $11.29 | $12.41 | $13.48 | $9.27 | $11.16 | $12.40 | $12.08 | $13.34 |
| Value at end of period | $10.80 | $11.29 | $12.41 | $13.48 | $9.27 | $11.16 | $12.40 | $12.08 | $13.34 | $15.41 |
| Number of accumulation units outstanding at end of period | 45,236 | 112,406 | 49,546 | 40,526 | 133,781 | 134,973 | 125,495 | 118,829 | 128,101 | 124,015 |

**Condensed Financial Information (continued)**

| | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 |
|---|---|---|---|---|---|---|---|---|---|---|
| **PIMCO VIT REAL RETURN PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $16.74 | $15.51 | $14.00 | $13.04 | $11.10 | $12.04 | $10.97 | $10.96 | $10.82 | $10.32 |
| Value at end of period | $15.09 | $16.74 | $15.51 | $14.00 | $13.04 | $11.10 | $12.04 | $10.97 | $10.96 | $10.82 |
| Number of accumulation units outstanding at end of period | 589,489 | 1,194,201 | 1,010,347 | 1,006,391 | 649,055 | 226,276 | 24,448 | 27,157 | 8,155 | 3,233 |
| **PIONEER EMERGING MARKETS VCT PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during July 2007) | | | | | | | | | | |
| Value at beginning of period | $8.93 | $8.03 | $10.56 | $9.18 | $5.30 | $12.77 | $11.79 | | | |
| Value at end of period | $8.68 | $8.93 | $8.03 | $10.56 | $9.18 | $5.30 | $12.77 | | | |
| Number of accumulation units outstanding at end of period | 202,349 | 261,587 | 315,424 | 422,577 | 307,385 | 171,417 | 7,999 | | | |
| **PIONEER HIGH YIELD VCT PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $16.44 | $14.27 | $14.63 | $12.48 | $7.84 | $12.23 | $11.64 | $10.81 | $10.68 | $9.99 |
| Value at end of period | $18.28 | $16.44 | $14.27 | $14.63 | $12.48 | $7.84 | $12.23 | $11.64 | $10.81 | $10.68 |
| Number of accumulation units outstanding at end of period | 45,468 | 41,748 | 37,999 | 22,202 | 13,133 | 19,205 | 7,703 | 4,437 | 1,654 | 901 |
| **SMALLCAP WORLD FUND®** | | | | | | | | | | |
| (Funds were first received in this option during September 2008) | | | | | | | | | | |
| Value at beginning of period | $10.65 | $8.79 | $10.34 | $8.33 | $5.47 | $8.62 | | | | |
| Value at end of period | $13.67 | $10.65 | $8.79 | $10.34 | $8.33 | $5.47 | | | | |
| Number of accumulation units outstanding at end of period | 45,388 | 29,360 | 31,236 | 24,783 | 17,078 | 2,087 | | | | |
| **TEMPLETON GLOBAL BOND FUND** | | | | | | | | | | |
| Value at beginning of period | $32.20 | $28.02 | $28.91 | $25.85 | $21.91 | $20.77 | $18.88 | $16.77 | $17.43 | $14.98 |
| Value at end of period | $32.67 | $32.20 | $28.02 | $28.91 | $25.85 | $21.91 | $20.77 | $18.88 | $16.77 | $17.43 |
| Number of accumulation units outstanding at end of period | 880,016 | 893,765 | 891,261 | 830,034 | 638,292 | 538,148 | 16,759 | 13,061 | 3,353 | 680 |
| **THE BOND FUND OF AMERICA℠** | | | | | | | | | | |
| (Funds were first received in this option during September 2008) | | | | | | | | | | |
| Value at beginning of period | $11.76 | $11.19 | $10.59 | $9.95 | $8.72 | $9.68 | | | | |
| Value at end of period | $11.44 | $11.76 | $11.19 | $10.59 | $9.95 | $8.72 | | | | |
| Number of accumulation units outstanding at end of period | 19,681 | 46,064 | 43,442 | 44,391 | 24,855 | 20,905 | | | | |
| **THE GROWTH FUND OF AMERICA®** | | | | | | | | | | |
| Value at beginning of period | $15.16 | $12.67 | $13.41 | $12.04 | $9.01 | $14.91 | $13.54 | $12.30 | $10.85 | $9.98 |
| Value at end of period | $20.13 | $15.16 | $12.67 | $13.41 | $12.04 | $9.01 | $14.91 | $13.54 | $12.30 | $10.85 |
| Number of accumulation units outstanding at end of period | 1,216,034 | 1,208,645 | 1,226,026 | 1,276,694 | 1,206,365 | 1,259,861 | 154,046 | 242,446 | 205,278 | 82,378 |
| **USAA PRECIOUS METALS AND MINERALS FUND** | | | | | | | | | | |
| (Funds were first received in this option during May 2011) | | | | | | | | | | |
| Value at beginning of period | $7.65 | $8.76 | $9.81 | | | | | | | |
| Value at end of period | $3.69 | $7.65 | $8.76 | | | | | | | |
| Number of accumulation units outstanding at end of period | 178,020 | 48,427 | 48,109 | | | | | | | |
| **WANGER INTERNATIONAL** | | | | | | | | | | |
| (Funds were first received in this option during July 2007) | | | | | | | | | | |
| Value at beginning of period | $10.70 | $8.87 | $10.46 | $8.44 | $5.68 | $10.51 | $10.82 | | | |
| Value at end of period | $12.99 | $10.70 | $8.87 | $10.46 | $8.44 | $5.68 | $10.51 | | | |
| Number of accumulation units outstanding at end of period | 322,504 | 304,558 | 301,787 | 272,508 | 187,427 | 141,152 | 2,831 | | | |
| **WANGER SELECT** | | | | | | | | | | |
| Value at beginning of period | $16.29 | $13.86 | $16.96 | $13.50 | $8.19 | $16.19 | $14.91 | $12.55 | $11.45 | $9.89 |
| Value at end of period | $21.76 | $16.29 | $13.86 | $16.96 | $13.50 | $8.19 | $16.19 | $14.91 | $12.55 | $11.45 |
| Number of accumulation units outstanding at end of period | 283,027 | 314,224 | 347,803 | 335,315 | 229,138 | 234,335 | 15,528 | 13,490 | 2,892 | 109 |
| **WANGER USA** | | | | | | | | | | |
| Value at beginning of period | $16.95 | $14.23 | $14.86 | $12.13 | $8.60 | $14.36 | $13.73 | $12.82 | $11.61 | $9.57 |
| Value at end of period | $22.50 | $16.95 | $14.23 | $14.86 | $12.13 | $8.60 | $14.36 | $13.73 | $12.82 | $11.61 |
| Number of accumulation units outstanding at end of period | 107,493 | 107,173 | 126,160 | 102,862 | 49,093 | 73,554 | 14,060 | 21,033 | 21,027 | 1,281 |
| **WASHINGTON MUTUAL INVESTORS FUND℠** | | | | | | | | | | |
| Value at beginning of period | $14.06 | $12.60 | $11.86 | $10.55 | $8.93 | $13.46 | $13.05 | $11.15 | $10.85 | $10.03 |
| Value at end of period | $18.40 | $14.06 | $12.60 | $11.86 | $10.55 | $8.93 | $13.46 | $13.05 | $11.15 | $10.85 |
| Number of accumulation units outstanding at end of period | 195,471 | 173,359 | 161,192 | 163,118 | 185,005 | 284,358 | 97,637 | 145,840 | 103,342 | 39,974 |

# Condensed Financial Information (continued)

**TABLE 18**

FOR CONTRACTS ISSUED UNDER 403(b), 401(a) AND 401(k) PLANS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 0.80%

(Selected data for accumulation units outstanding throughout each period)

| | 2004 | 2005 | 2006 | 2007 | 2008 | 2009 | 2010 | 2011 | 2012 | 2013 |
|---|---|---|---|---|---|---|---|---|---|---|
| **WELLS FARGO ADVANTAGE SPECIAL SMALL CAP VALUE FUND** | | | | | | | | | | |
| Value at beginning of period | $16.34 | $18.60 | $20.38 | $24.56 | $22.41 | $15.18 | $19.56 | $23.80 | $23.12 | $26.03 |
| Value at end of period | $18.60 | $20.38 | $24.56 | $22.41 | $15.18 | $19.56 | $23.80 | $23.12 | $26.03 | $35.67 |
| Number of accumulation units outstanding at end of period | 3,304 | 14,439 | 20,013 | 9,566 | 204,611 | 174,732 | 151,883 | 127,424 | 110,343 | 88,185 |
| **ALGER GREEN FUND** | | | | | | | | | | |
| (Funds were first received in this option during July 2009) | | | | | | | | | | |
| Value at beginning of period | | | | | | $9.96 | $12.99 | $14.12 | $13.28 | $15.13 |
| Value at end of period | | | | | | $12.99 | $14.12 | $13.28 | $15.13 | $20.22 |
| Number of accumulation units outstanding at end of period | | | | | | 1,813 | 2,218 | 1,424 | 1,884 | 4,841 |
| **AMANA GROWTH FUND** | | | | | | | | | | |
| (Funds were first received in this option during May 2009) | | | | | | | | | | |
| Value at beginning of period | | | | | | $7.87 | $9.64 | $11.08 | $10.79 | $11.91 |
| Value at end of period | | | | | | $9.64 | $11.08 | $10.79 | $11.91 | $14.51 |
| Number of accumulation units outstanding at end of period | | | | | | 28,841 | 45,564 | 29,214 | 47,315 | 36,117 |
| **AMANA INCOME FUND** | | | | | | | | | | |
| (Funds were first received in this option during June 2009) | | | | | | | | | | |
| Value at beginning of period | | | | | | $8.38 | $9.93 | $11.05 | $11.18 | $12.16 |
| Value at end of period | | | | | | $9.93 | $11.05 | $11.18 | $12.16 | $15.64 |
| Number of accumulation units outstanding at end of period | | | | | | 54,964 | 86,108 | 74,525 | 95,087 | 94,583 |
| **AMERICAN CENTURY® INFLATION-ADJUSTED BOND FUND** | | | | | | | | | | |
| (Funds were first received in this option during June 2009) | | | | | | | | | | |
| Value at beginning of period | | | | | | $10.08 | $10.73 | $11.22 | $12.58 | $13.32 |
| Value at end of period | | | | | | $10.73 | $11.22 | $12.58 | $13.32 | $12.00 |
| Number of accumulation units outstanding at end of period | | | | | | 46,604 | 53,698 | 88,785 | 53,611 | 30,445 |
| **ARIEL FUND** | | | | | | | | | | |
| (Funds were first received in this option during July 2010) | | | | | | | | | | |
| Value at beginning of period | | | | | | | $14.35 | $17.16 | $15.09 | $18.02 |
| Value at end of period | | | | | | | $17.16 | $15.09 | $18.02 | $25.86 |
| Number of accumulation units outstanding at end of period | | | | | | | 4,218 | 3,313 | 4,864 | 11,730 |
| **ARTISAN INTERNATIONAL FUND** | | | | | | | | | | |
| (Funds were first received in this option during June 2008) | | | | | | | | | | |
| Value at beginning of period | | | | | | $10.43 | $5.77 | $8.01 | $8.41 | $7.74 | $9.63 |
| Value at end of period | | | | | | $5.77 | $8.01 | $8.41 | $7.74 | $9.63 | $11.96 |
| Number of accumulation units outstanding at end of period | | | | | | 326 | 13,361 | 13,638 | 12,104 | 19,155 | 25,325 |
| **ASTON/FAIRPOINTE MID CAP FUND** | | | | | | | | | | |
| (Funds were first received in this option during June 2010) | | | | | | | | | | |
| Value at beginning of period | | | | | | | $10.05 | $11.75 | $10.89 | $12.58 |
| Value at end of period | | | | | | | $11.75 | $10.89 | $12.58 | $18.03 |
| Number of accumulation units outstanding at end of period | | | | | | | 12,839 | 10,537 | 30,813 | 53,806 |
| **BLACKROCK MID CAP VALUE OPPORTUNITIES FUND** | | | | | | | | | | |
| (Funds were first received in this option during August 2009) | | | | | | | | | | |
| Value at beginning of period | | | | | | $11.09 | $12.63 | $15.75 | $15.53 | $17.44 |
| Value at end of period | | | | | | $12.63 | $15.75 | $15.53 | $17.44 | $23.07 |
| Number of accumulation units outstanding at end of period | | | | | | 567 | 4,782 | 10,240 | 11,060 | 11,348 |

**Condensed Financial Information (continued)**

| | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 |
|---|---|---|---|---|---|---|---|---|---|---|
| **CALVERT VP SRI BALANCED PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $15.20 | $13.87 | $13.37 | $12.02 | $9.67 | $14.20 | $13.93 | $12.91 | $12.31 | $11.47 |
| Value at end of period | $17.80 | $15.20 | $13.87 | $13.37 | $12.02 | $9.67 | $14.20 | $13.93 | $12.91 | $12.31 |
| Number of accumulation units outstanding at end of period | 72,959 | 79,710 | 74,785 | 94,091 | 99,478 | 100,176 | 114,927 | 121,471 | 120,740 | 136,946 |
| **COHEN & STEERS REALTY SHARES, INC.** | | | | | | | | | | |
| (Funds were first received in this option during June 2011) | | | | | | | | | | |
| Value at beginning of period | $10.89 | $9.48 | $9.84 | | | | | | | |
| Value at end of period | $11.13 | $10.89 | $9.48 | | | | | | | |
| Number of accumulation units outstanding at end of period | 5,255 | 27,518 | 7,373 | | | | | | | |
| **COLUMBIA DIVERSIFIED EQUITY INCOME FUND** | | | | | | | | | | |
| (Funds were first received in this option during August 2008) | | | | | | | | | | |
| Value at beginning of period | $9.69 | $8.49 | $9.02 | $7.82 | $6.19 | $8.83 | | | | |
| Value at end of period | $12.57 | $9.69 | $8.49 | $9.02 | $7.82 | $6.19 | | | | |
| Number of accumulation units outstanding at end of period | 39,295 | 27,630 | 18,840 | 22,093 | 15,905 | 8,256 | | | | |
| **COLUMBIA MID CAP VALUE FUND (CLASS A)** | | | | | | | | | | |
| (Funds were first received in this option during August 2008) | | | | | | | | | | |
| Value at beginning of period | $10.71 | $9.26 | $9.76 | $8.00 | $6.10 | $8.95 | | | | |
| Value at end of period | $14.35 | $10.71 | $9.26 | $9.76 | $8.00 | $6.10 | | | | |
| Number of accumulation units outstanding at end of period | 17,116 | 12,009 | 7,795 | 16,671 | 14,223 | 1,033 | | | | |
| **DELAWARE SMALL CAP VALUE FUND** | | | | | | | | | | |
| (Funds were first received in this option during July 2013) | | | | | | | | | | |
| Value at beginning of period | $10.96 | | | | | | | | | |
| Value at end of period | $12.07 | | | | | | | | | |
| Number of accumulation units outstanding at end of period | 1,763 | | | | | | | | | |
| **EUROPACIFIC GROWTH FUND®** | | | | | | | | | | |
| Value at beginning of period | $17.60 | $14.88 | $17.36 | $16.00 | $11.59 | $19.66 | $16.67 | $13.79 | $11.48 | $9.48 |
| Value at end of period | $20.98 | $17.60 | $14.88 | $17.36 | $16.00 | $11.59 | $19.66 | $16.67 | $13.79 | $11.48 |
| Number of accumulation units outstanding at end of period | 300,336 | 332,108 | 401,720 | 543,311 | 603,193 | 571,657 | 666,503 | 1,224,388 | 951,422 | 295,308 |
| **FIDELITY® VIP CONTRAFUND® PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $24.57 | $21.27 | $22.00 | $18.92 | $14.05 | $24.64 | $21.12 | $19.06 | $16.43 | $14.34 |
| Value at end of period | $31.99 | $24.57 | $21.27 | $22.00 | $18.92 | $14.05 | $24.64 | $21.12 | $19.06 | $16.43 |
| Number of accumulation units outstanding at end of period | 1,049,633 | 1,203,781 | 1,219,477 | 1,443,747 | 1,606,596 | 1,739,497 | 2,132,075 | 3,361,869 | 3,216,297 | 2,927,046 |
| **FIDELITY® VIP EQUITY-INCOME PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $16.88 | $14.51 | $14.48 | $12.68 | $9.82 | $17.25 | $17.13 | $14.37 | $13.68 | $12.36 |
| Value at end of period | $21.46 | $16.88 | $14.51 | $14.48 | $12.68 | $9.82 | $17.25 | $17.13 | $14.37 | $13.68 |
| Number of accumulation units outstanding at end of period | 412,179 | 480,390 | 547,761 | 702,973 | 804,865 | 864,139 | 1,142,358 | 1,546,502 | 1,542,811 | 1,848,161 |
| **FIDELITY® VIP GROWTH PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $15.97 | $14.04 | $14.12 | $11.46 | $9.01 | $17.19 | $13.65 | $12.87 | $12.27 | $11.96 |
| Value at end of period | $21.60 | $15.97 | $14.04 | $14.12 | $11.46 | $9.01 | $17.19 | $13.65 | $12.87 | $12.27 |
| Number of accumulation units outstanding at end of period | 351,913 | 418,633 | 422,829 | 500,714 | 579,019 | 645,219 | 743,009 | 922,067 | 1,159,132 | 2,136,201 |
| **FIDELITY® VIP OVERSEAS PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $14.75 | $12.32 | $14.99 | $13.36 | $10.64 | $19.09 | $16.40 | $14.00 | $11.86 | $10.52 |
| Value at end of period | $19.09 | $14.75 | $12.32 | $14.99 | $13.36 | $10.64 | $19.09 | $16.40 | $14.00 | $11.86 |
| Number of accumulation units outstanding at end of period | 66,690 | 72,554 | 75,803 | 104,982 | 116,843 | 139,620 | 203,131 | 214,673 | 208,993 | 225,461 |
| **FRANKLIN SMALL CAP VALUE SECURITIES FUND** | | | | | | | | | | |
| Value at beginning of period | $22.00 | $18.73 | $19.62 | $15.42 | $12.04 | $18.12 | $18.71 | $16.12 | $14.94 | $12.17 |
| Value at end of period | $29.73 | $22.00 | $18.73 | $19.62 | $15.42 | $12.04 | $18.12 | $18.71 | $16.12 | $14.94 |
| Number of accumulation units outstanding at end of period | 35,238 | 32,811 | 29,653 | 38,028 | 36,126 | 34,403 | 39,095 | 111,915 | 115,359 | 124,156 |
| **FUNDAMENTAL INVESTORS^SM** | | | | | | | | | | |
| (Funds were first received in this option during June 2008) | | | | | | | | | | |
| Value at beginning of period | $10.34 | $8.90 | $9.15 | $8.09 | $6.12 | $10.14 | | | | |
| Value at end of period | $13.49 | $10.34 | $8.90 | $9.15 | $8.09 | $6.12 | | | | |
| Number of accumulation units outstanding at end of period | 128,546 | 119,035 | 125,236 | 165,091 | 96,818 | 64,420 | | | | |

| | 2004 | 2005 | 2006 | 2007 | 2008 | 2009 | 2010 | 2011 | 2012 | 2013 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $10.90 | $13.12 | $14.03 | $16.07 | $15.48 | $11.28 | $15.18 | $18.38 | $17.65 | $20.38 |
| Value at end of period | $13.12 | $14.03 | $16.07 | $15.48 | $11.28 | $15.18 | $18.38 | $17.65 | $20.38 | $26.55 |
| Number of accumulation units outstanding at end of period | 48,532 | 104,799 | 77,637 | 11,543 | 4,843 | 8,298 | 4,993 | 5,884 | 12,352 | 16,719 |
| **ING BALANCED PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $12.59 | $13.67 | $14.13 | $15.42 | $16.15 | $11.52 | $13.63 | $15.42 | $15.10 | $17.02 |
| Value at end of period | $13.67 | $14.13 | $15.42 | $16.15 | $11.52 | $13.63 | $15.42 | $15.10 | $17.02 | $19.71 |
| Number of accumulation units outstanding at end of period | 2,530,872 | 2,007,105 | 1,789,303 | 1,538,682 | 1,235,407 | 1,199,186 | 1,048,247 | 798,510 | 676,425 | 611,554 |
| **ING BARON GROWTH PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $11.53 | $14.64 | $15.59 | $17.83 | $18.77 | $10.94 | $14.67 | $18.41 | $18.67 | $22.16 |
| Value at end of period | $14.64 | $15.59 | $17.83 | $18.77 | $10.94 | $14.67 | $18.41 | $18.67 | $22.16 | $30.52 |
| Number of accumulation units outstanding at end of period | 379,717 | 422,770 | 362,027 | 88,249 | 61,280 | 71,146 | 55,315 | 57,241 | 51,218 | 45,977 |
| **ING BLACKROCK HEALTH SCIENCES OPPORTUNITIES PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during May 2005) | | | | | | | | | | |
| Value at beginning of period | | $10.24 | $11.24 | $12.70 | $13.68 | $9.68 | $11.53 | $12.23 | $12.71 | $14.97 |
| Value at end of period | | $11.24 | $12.70 | $13.68 | $9.68 | $11.53 | $12.23 | $12.71 | $14.97 | $21.44 |
| Number of accumulation units outstanding at end of period | | 15,818 | 13,845 | 9,925 | 24,694 | 22,436 | 16,742 | 22,511 | 17,022 | 25,855 |
| **ING BLACKROCK LARGE CAP GROWTH PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2007) | | | | | | | | | | |
| Value at beginning of period | | | | $10.69 | $10.46 | $6.33 | $8.21 | $9.25 | $9.05 | $10.31 |
| Value at end of period | | | | $10.46 | $6.33 | $8.21 | $9.25 | $9.05 | $10.31 | $13.64 |
| Number of accumulation units outstanding at end of period | | | | 343,921 | 299,398 | 225,641 | 199,980 | 186,033 | 179,043 | 160,735 |
| **ING CLARION GLOBAL REAL ESTATE PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during September 2008) | | | | | | | | | | |
| Value at beginning of period | | | | | $9.74 | $6.71 | $8.90 | $10.27 | $9.67 | $12.09 |
| Value at end of period | | | | | $6.71 | $8.90 | $10.27 | $9.67 | $12.09 | $12.47 |
| Number of accumulation units outstanding at end of period | | | | | 233,966 | 237,654 | 221,760 | 192,413 | 168,001 | 160,381 |
| **ING CLARION REAL ESTATE PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during May 2006) | | | | | | | | | | |
| Value at beginning of period | | | $9.98 | $12.34 | $10.07 | $6.14 | $8.28 | $10.51 | $11.41 | $13.08 |
| Value at end of period | | | $12.34 | $10.07 | $6.14 | $8.28 | $10.51 | $11.41 | $13.08 | $13.25 |
| Number of accumulation units outstanding at end of period | | | 106,261 | 57,052 | 79,392 | 74,994 | 110,138 | 113,029 | 118,098 | 99,461 |
| **ING COLUMBIA CONTRARIAN CORE PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $16.69 | $17.95 | $18.50 | $20.90 | $21.60 | $13.02 | $17.00 | $18.90 | $17.87 | $19.90 |
| Value at end of period | $17.95 | $18.50 | $20.90 | $21.60 | $13.02 | $17.00 | $18.90 | $17.87 | $19.90 | $26.60 |
| Number of accumulation units outstanding at end of period | 45,977 | 18,662 | 19,870 | 6,839 | 7,169 | 13,198 | 14,806 | 5,469 | 7,966 | 8,767 |
| **ING COLUMBIA SMALL CAP VALUE II PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2007) | | | | | | | | | | |
| Value at beginning of period | | | | $10.79 | $10.31 | $6.74 | $8.34 | $10.37 | $10.01 | $11.34 |
| Value at end of period | | | | $10.31 | $6.74 | $8.34 | $10.37 | $10.01 | $11.34 | $15.75 |
| Number of accumulation units outstanding at end of period | | | | 299 | 771 | 106 | 1,556 | 3,730 | 3,347 | 4,792 |
| **ING FMR℠ DIVERSIFIED MID CAP PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during August 2005) | | | | | | | | | | |
| Value at beginning of period | | $11.22 | $11.86 | $13.17 | $14.95 | $9.03 | $12.46 | $15.87 | $14.02 | $15.94 |
| Value at end of period | | $11.86 | $13.17 | $14.95 | $9.03 | $12.46 | $15.87 | $14.02 | $15.94 | $21.52 |
| Number of accumulation units outstanding at end of period | | 26,416 | 19,566 | 5,990 | 25,427 | 24,277 | 26,397 | 28,040 | 49,934 | 45,862 |
| **ING GLOBAL BOND PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2005) | | | | | | | | | | |
| Value at beginning of period | | $10.00 | $10.16 | $10.92 | $11.79 | $9.88 | $11.92 | $13.70 | $14.09 | $15.08 |
| Value at end of period | | $10.16 | $10.92 | $11.79 | $9.88 | $11.92 | $13.70 | $14.09 | $15.08 | $14.36 |
| Number of accumulation units outstanding at end of period | | 498,890 | 547,903 | 375,533 | 446,158 | 433,939 | 417,025 | 341,046 | 309,158 | 240,767 |

**Condensed Financial Information (continued)**

| | 2004 | 2005 | 2006 | 2007 | 2008 | 2009 | 2010 | 2011 | 2012 | 2013 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING GLOBAL RESOURCES PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during January 2007) | | | | | | | | | | |
| Value at beginning of period | | | | $9.69 | $13.53 | $7.92 | $10.80 | $13.04 | $11.75 | $11.32 |
| Value at end of period | | | | $13.53 | $7.92 | $10.80 | $13.04 | $11.75 | $11.32 | $12.76 |
| Number of accumulation units outstanding at end of period | | | | 425,952 | 405,271 | 465,679 | 446,275 | 401,966 | 334,499 | 283,934 |
| **ING GROWTH AND INCOME PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $8.61 | $9.26 | $9.93 | $11.25 | $11.99 | $7.42 | $9.58 | $10.85 | $10.73 | $12.33 |
| Value at end of period | $9.26 | $9.93 | $11.25 | $11.99 | $7.42 | $9.58 | $10.85 | $10.73 | $12.33 | $15.98 |
| Number of accumulation units outstanding at end of period | 5,924,539 | 4,634,085 | 4,061,971 | 3,727,610 | 3,193,695 | 2,776,010 | 2,830,961 | 2,497,907 | 2,306,131 | 2,217,734 |
| **ING INDEX PLUS LARGECAP PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $11.64 | $12.77 | $13.35 | $15.18 | $15.81 | $9.85 | $12.04 | $13.61 | $13.49 | $15.32 |
| Value at end of period | $12.77 | $13.35 | $15.18 | $15.81 | $9.85 | $12.04 | $13.61 | $13.49 | $15.32 | $20.20 |
| Number of accumulation units outstanding at end of period | 3,127,841 | 2,292,271 | 1,941,935 | 1,368,692 | 1,047,075 | 910,116 | 839,034 | 736,738 | 665,968 | 553,654 |
| **ING INDEX PLUS MIDCAP PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $16.75 | $19.37 | $21.35 | $23.18 | $24.26 | $15.03 | $19.64 | $23.75 | $23.29 | $27.19 |
| Value at end of period | $19.37 | $21.35 | $23.18 | $24.26 | $15.03 | $19.64 | $23.75 | $23.29 | $27.19 | $36.30 |
| Number of accumulation units outstanding at end of period | 2,047,008 | 1,905,635 | 1,786,511 | 869,060 | 618,675 | 562,847 | 479,449 | 380,698 | 328,867 | 277,462 |
| **ING INDEX PLUS SMALLCAP PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $12.51 | $15.15 | $16.17 | $18.26 | $16.99 | $11.19 | $13.86 | $16.90 | $16.64 | $18.55 |
| Value at end of period | $15.15 | $16.17 | $18.26 | $16.99 | $11.19 | $13.86 | $16.90 | $16.64 | $18.55 | $26.26 |
| Number of accumulation units outstanding at end of period | 1,240,295 | 1,440,356 | 1,173,655 | 678,593 | 481,806 | 466,993 | 427,589 | 299,262 | 249,325 | 216,505 |
| **ING INDEX SOLUTION 2015 PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during July 2012) | | | | | | | | | | |
| Value at beginning of period | | | | | | | | | $13.56 | $14.21 |
| Value at end of period | | | | | | | | | $14.21 | $15.46 |
| Number of accumulation units outstanding at end of period | | | | | | | | | 50 | 50 |
| **ING INDEX SOLUTION 2035 PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during February 2012) | | | | | | | | | | |
| Value at beginning of period | | | | | | | | | $14.74 | $15.48 |
| Value at end of period | | | | | | | | | $15.48 | $18.73 |
| Number of accumulation units outstanding at end of period | | | | | | | | | 1,320 | 1,298 |
| **ING INDEX SOLUTION 2045 PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during January 2011) | | | | | | | | | | |
| Value at beginning of period | | | | | | | | $14.59 | $13.86 | $15.93 |
| Value at end of period | | | | | | | | $13.86 | $15.93 | $19.61 |
| Number of accumulation units outstanding at end of period | | | | | | | | 497 | 497 | 497 |
| **ING INDEX SOLUTION INCOME PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during September 2011) | | | | | | | | | | |
| Value at beginning of period | | | | | | | | $12.25 | $12.59 | $13.55 |
| Value at end of period | | | | | | | | $12.59 | $13.55 | $14.49 |
| Number of accumulation units outstanding at end of period | | | | | | | | 51,084 | 83,324 | 57,079 |
| **ING INTERMEDIATE BOND PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $13.94 | $14.51 | $14.84 | $15.33 | $16.12 | $14.63 | $16.20 | $17.65 | $18.83 | $20.43 |
| Value at end of period | $14.51 | $14.84 | $15.33 | $16.12 | $14.63 | $16.20 | $17.65 | $18.83 | $20.43 | $20.25 |
| Number of accumulation units outstanding at end of period | 1,137,508 | 1,205,427 | 1,245,873 | 1,093,085 | 966,352 | 848,415 | 746,514 | 668,572 | 653,833 | 544,593 |
| **ING INTERNATIONAL INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during July 2008) | | | | | | | | | | |
| Value at beginning of period | | | | | $8.57 | $5.93 | $7.53 | $8.05 | $7.02 | $8.26 |
| Value at end of period | | | | | $5.93 | $7.53 | $8.05 | $7.02 | $8.26 | $9.96 |
| Number of accumulation units outstanding at end of period | | | | | 21 | 91,183 | 86,820 | 89,628 | 104,351 | 89,160 |
| **ING INTERNATIONAL VALUE PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $10.35 | $12.05 | $13.08 | $16.80 | $18.91 | $10.74 | $13.54 | $13.77 | $11.62 | $13.74 |
| Value at end of period | $12.05 | $13.08 | $16.80 | $18.91 | $10.74 | $13.54 | $13.77 | $11.62 | $13.74 | $16.53 |
| Number of accumulation units outstanding at end of period | 359,887 | 468,182 | 591,171 | 318,109 | 202,554 | 179,402 | 147,301 | 111,743 | 97,116 | 84,851 |

**Condensed Financial Information (continued)**

| | 2004 | 2005 | 2006 | 2007 | 2008 | 2009 | 2010 | 2011 | 2012 | 2013 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING INVESCO COMSTOCK PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $10.72 | $12.41 | $12.74 | $14.65 | $14.20 | $8.95 | $11.41 | $13.03 | $12.65 | $14.90 |
| Value at end of period | $12.41 | $12.74 | $14.65 | $14.20 | $8.95 | $11.41 | $13.03 | $12.65 | $14.90 | $19.95 |
| Number of accumulation units outstanding at end of period | 503,772 | 409,753 | 317,133 | 109,959 | 87,715 | 79,566 | 73,376 | 61,938 | 52,032 | 56,131 |
| **ING INVESCO EQUITY AND INCOME PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2005) | | | | | | | | | | |
| Value at beginning of period | | $10.34 | $11.12 | $12.42 | $12.76 | $9.70 | $11.81 | $13.16 | $12.91 | $14.45 |
| Value at end of period | | $11.12 | $12.42 | $12.76 | $9.70 | $11.81 | $13.16 | $12.91 | $14.45 | $17.91 |
| Number of accumulation units outstanding at end of period | | 1,180,581 | 1,370,749 | 1,035,604 | 851,814 | 787,964 | 684,091 | 553,106 | 422,068 | 361,002 |
| **ING INVESCO GROWTH AND INCOME PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during August 2005) | | | | | | | | | | |
| Value at beginning of period | | $10.71 | $11.08 | $12.75 | $12.97 | $8.72 | $10.72 | $11.97 | $11.62 | $13.20 |
| Value at end of period | | $11.08 | $12.75 | $12.97 | $8.72 | $10.72 | $11.97 | $11.62 | $13.20 | $17.53 |
| Number of accumulation units outstanding at end of period | | 167,607 | 171,628 | 20,338 | 16,493 | 13,194 | 18,727 | 22,619 | 82,660 | 143,379 |
| **ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during August 2005) | | | | | | | | | | |
| Value at beginning of period | | $11.68 | $13.45 | $18.11 | $24.88 | $12.03 | $20.47 | $24.43 | $19.81 | $23.41 |
| Value at end of period | | $13.45 | $18.11 | $24.88 | $12.03 | $20.47 | $24.43 | $19.81 | $23.41 | $21.89 |
| Number of accumulation units outstanding at end of period | | 44,087 | 60,707 | 43,231 | 34,095 | 36,507 | 33,474 | 28,118 | 30,122 | 28,034 |
| **ING JPMORGAN MID CAP VALUE PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $11.86 | $14.19 | $15.28 | $17.66 | $17.93 | $11.91 | $14.84 | $18.11 | $18.29 | $21.77 |
| Value at end of period | $14.19 | $15.28 | $17.66 | $17.93 | $11.91 | $14.84 | $18.11 | $18.29 | $21.77 | $28.41 |
| Number of accumulation units outstanding at end of period | 8,974 | 18,311 | 29,220 | 25,348 | 16,866 | 11,488 | 8,641 | 6,392 | 10,156 | 13,098 |
| **ING JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during January 2006) | | | | | | | | | | |
| Value at beginning of period | | | $11.75 | $13.11 | $12.78 | $8.88 | $11.22 | $14.11 | $13.81 | $16.26 |
| Value at end of period | | | $13.11 | $12.78 | $8.88 | $11.22 | $14.11 | $13.81 | $16.26 | $22.41 |
| Number of accumulation units outstanding at end of period | | | 8,517 | 7,456 | 7,370 | 9,373 | 12,133 | 14,433 | 29,370 | 44,788 |
| **ING LARGE CAP GROWTH PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during January 2011) | | | | | | | | | | |
| Value at beginning of period | | | | | | | | $10.32 | $10.35 | $12.12 |
| Value at end of period | | | | | | | | $10.35 | $12.12 | $15.75 |
| Number of accumulation units outstanding at end of period | | | | | | | | 384,592 | 522,501 | 533,248 |
| **ING LARGE CAP VALUE PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during July 2007) | | | | | | | | | | |
| Value at beginning of period | | | | $9.40 | $9.18 | $6.36 | $7.11 | $8.42 | $8.65 | $9.84 |
| Value at end of period | | | | $9.18 | $6.36 | $7.11 | $8.42 | $8.65 | $9.84 | $12.78 |
| Number of accumulation units outstanding at end of period | | | | 1,247,251 | 862,181 | 793,105 | 661,703 | 659,811 | 535,365 | 832,823 |
| **ING MARSICO GROWTH PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2008) | | | | | | | | | | |
| Value at beginning of period | | | | | $10.23 | $6.45 | $8.45 | $10.07 | $9.85 | $10.64 |
| Value at end of period | | | | | $6.45 | $8.45 | $10.07 | $9.85 | $10.64 | $14.29 |
| Number of accumulation units outstanding at end of period | | | | | 11,713 | 17,596 | 0 | 5,318 | 7,740 | 0 |
| **ING MFS TOTAL RETURN PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $12.00 | $13.23 | $13.50 | $14.99 | $15.47 | $11.91 | $13.94 | $15.19 | $15.30 | $16.88 |
| Value at end of period | $13.23 | $13.50 | $14.99 | $15.47 | $11.91 | $13.94 | $15.19 | $15.30 | $16.88 | $19.87 |
| Number of accumulation units outstanding at end of period | 130,323 | 180,292 | 122,326 | 94,146 | 73,524 | 42,887 | 36,513 | 30,787 | 38,176 | 23,298 |
| **ING MFS UTILITIES PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during September 2005) | | | | | | | | | | |
| Value at beginning of period | | $11.38 | $11.44 | $14.85 | $18.76 | $11.60 | $15.28 | $17.23 | $18.18 | $20.44 |
| Value at end of period | | $11.44 | $14.85 | $18.76 | $11.60 | $15.28 | $17.23 | $18.18 | $20.44 | $24.36 |
| Number of accumulation units outstanding at end of period | | 2,231 | 57,318 | 56,252 | 61,286 | 59,536 | 50,371 | 64,613 | 54,821 | 45,608 |

CFI 157

# Condensed Financial Information (continued)

| | 2004 | 2005 | 2006 | 2007 | 2008 | 2009 | 2010 | 2011 | 2012 | 2013 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING MIDCAP OPPORTUNITIES PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $9.44 | $10.44 | $11.43 | $12.23 | $15.25 | $9.44 | $13.24 | $17.12 | $16.90 | $19.14 |
| Value at end of period | $10.44 | $11.43 | $12.23 | $15.25 | $9.44 | $13.24 | $17.12 | $16.90 | $19.14 | $25.06 |
| Number of accumulation units outstanding at end of period | 44,281 | 28,746 | 74,667 | 62,246 | 60,533 | 66,790 | 103,333 | 97,926 | 123,487 | 188,798 |
| **ING MONEY MARKET PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $11.92 | $11.95 | $12.21 | $12.70 | $13.25 | $13.50 | $13.43 | $13.36 | $13.26 | $13.15 |
| Value at end of period | $11.95 | $12.21 | $12.70 | $13.25 | $13.50 | $13.43 | $13.36 | $13.26 | $13.15 | $13.05 |
| Number of accumulation units outstanding at end of period | 1,281,038 | 1,185,620 | 1,765,402 | 1,863,139 | 1,831,765 | 1,299,450 | 1,061,434 | 1,051,569 | 822,784 | 677,218 |
| **ING MULTI-MANAGER LARGE CAP CORE PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during July 2006) | | | | | | | | | | |
| Value at beginning of period | | | $9.83 | $10.83 | $11.31 | $7.35 | $9.07 | $10.45 | $9.92 | $10.88 |
| Value at end of period | | | $10.83 | $11.31 | $7.35 | $9.07 | $10.45 | $9.92 | $10.88 | $14.10 |
| Number of accumulation units outstanding at end of period | | | 2,871 | 42,367 | 41,664 | 26,064 | 30,115 | 32,216 | 31,281 | 30,223 |
| **ING OPPENHEIMER GLOBAL PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2005) | | | | | | | | | | |
| Value at beginning of period | | $10.44 | $12.18 | $14.26 | $15.07 | $8.93 | $12.36 | $14.23 | $12.97 | $15.66 |
| Value at end of period | | $12.18 | $14.26 | $15.07 | $8.93 | $12.36 | $14.23 | $12.97 | $15.66 | $19.74 |
| Number of accumulation units outstanding at end of period | | 4,671,723 | 4,138,978 | 2,544,962 | 1,961,962 | 1,762,158 | 1,532,832 | 1,285,118 | 1,125,891 | 939,223 |
| **ING PIMCO HIGH YIELD PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during July 2005) | | | | | | | | | | |
| Value at beginning of period | | $10.43 | $10.51 | $11.36 | $11.60 | $8.91 | $13.21 | $14.97 | $15.51 | $17.54 |
| Value at end of period | | $10.51 | $11.36 | $11.60 | $8.91 | $13.21 | $14.97 | $15.51 | $17.54 | $18.38 |
| Number of accumulation units outstanding at end of period | | 13,174 | 29,325 | 11,074 | 9,271 | 22,295 | 18,855 | 49,707 | 123,565 | 58,340 |
| **ING PIMCO TOTAL RETURN PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $11.10 | $11.48 | $11.63 | $12.00 | $13.02 | $12.89 | $14.41 | $15.37 | $15.75 | $16.85 |
| Value at end of period | $11.48 | $11.63 | $12.00 | $13.02 | $12.89 | $14.41 | $15.37 | $15.75 | $16.85 | $16.40 |
| Number of accumulation units outstanding at end of period | 98,497 | 106,739 | 204,493 | 94,615 | 143,360 | 165,024 | 227,014 | 147,051 | 162,941 | 134,491 |
| **ING PIONEER HIGH YIELD PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during October 2006) | | | | | | | | | | |
| Value at beginning of period | | | $10.35 | $10.61 | $11.17 | $7.82 | $12.97 | $15.31 | $15.08 | $17.38 |
| Value at end of period | | | $10.61 | $11.17 | $7.82 | $12.97 | $15.31 | $15.08 | $17.38 | $19.37 |
| Number of accumulation units outstanding at end of period | | | 5 | 2,163 | 2,364 | 6,533 | 10,342 | 23,731 | 22,025 | 20,806 |
| **ING RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during July 2009) | | | | | | | | | | |
| Value at beginning of period | | | | | | $10.71 | $12.57 | $14.07 | $14.54 | $16.52 |
| Value at end of period | | | | | | $12.57 | $14.07 | $14.54 | $16.52 | $21.63 |
| Number of accumulation units outstanding at end of period | | | | | | 5,515 | 4,496 | 4,440 | 4,704 | 5,186 |
| **ING RUSSELL™ LARGE CAP INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during July 2008) | | | | | | | | | | |
| Value at beginning of period | | | | | $8.70 | $6.64 | $8.16 | $9.08 | $9.24 | $10.59 |
| Value at end of period | | | | | $6.64 | $8.16 | $9.08 | $9.24 | $10.59 | $13.87 |
| Number of accumulation units outstanding at end of period | | | | | 22 | 3,830 | 3,005 | 19,665 | 116,814 | 125,527 |
| **ING RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during July 2009) | | | | | | | | | | |
| Value at beginning of period | | | | | | $10.06 | $11.86 | $13.08 | $13.05 | $15.01 |
| Value at end of period | | | | | | $11.86 | $13.08 | $13.05 | $15.01 | $19.57 |
| Number of accumulation units outstanding at end of period | | | | | | 3,410 | 3,679 | 2,864 | 1,966 | 2,787 |
| **ING RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during August 2009) | | | | | | | | | | |
| Value at beginning of period | | | | | | $11.41 | $12.86 | $16.05 | $15.57 | $17.84 |
| Value at end of period | | | | | | $12.86 | $16.05 | $15.57 | $17.84 | $23.88 |
| Number of accumulation units outstanding at end of period | | | | | | 3,108 | 1,848 | 2,663 | 3,047 | 3,234 |

# Condensed Financial Information (continued)

| | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING RUSSELL™ MID CAP INDEX PORTFOLIO** (Funds were first received in this option during June 2008) | | | | | | | | | | |
| Value at beginning of period | $11.58 | $9.97 | $10.24 | $8.25 | $5.93 | $9.78 | | | | |
| Value at end of period | $15.41 | $11.58 | $9.97 | $10.24 | $8.25 | $5.93 | | | | |
| Number of accumulation units outstanding at end of period | 121,202 | 101,912 | 24,192 | 22,212 | 15,185 | 9,712 | | | | |
| **ING RUSSELL™ SMALL CAP INDEX PORTFOLIO** (Funds were first received in this option during July 2008) | | | | | | | | | | |
| Value at beginning of period | $12.04 | $10.46 | $10.98 | $8.75 | $6.97 | $9.21 | | | | |
| Value at end of period | $16.58 | $12.04 | $10.46 | $10.98 | $8.75 | $6.97 | | | | |
| Number of accumulation units outstanding at end of period | 66,279 | 64,408 | 14,290 | 19,783 | 10,942 | 8,671 | | | | |
| **ING SMALLCAP OPPORTUNITIES PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $12.61 | $11.04 | $11.03 | $8.40 | $6.46 | $9.95 | $9.11 | $8.16 | $7.54 | $6.90 |
| Value at end of period | $17.40 | $12.61 | $11.04 | $11.03 | $8.40 | $6.46 | $9.95 | $9.11 | $8.16 | $7.54 |
| Number of accumulation units outstanding at end of period | 84,916 | 96,640 | 100,019 | 103,263 | 91,859 | 84,844 | 106,550 | 91,622 | 70,383 | 55,768 |
| **ING SMALL COMPANY PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $25.50 | $22.45 | $23.20 | $18.80 | $14.86 | $21.73 | $20.68 | $17.85 | $16.32 | $14.38 |
| Value at end of period | $34.85 | $25.50 | $22.45 | $23.20 | $18.80 | $14.86 | $21.73 | $20.68 | $17.85 | $16.32 |
| Number of accumulation units outstanding at end of period | 226,560 | 283,186 | 356,546 | 415,574 | 480,037 | 528,457 | 676,367 | 1,224,186 | 1,173,838 | 1,718,730 |
| **ING SOLUTION 2015 PORTFOLIO** (Funds were first received in this option during May 2006) | | | | | | | | | | |
| Value at beginning of period | $12.93 | $11.69 | $11.87 | $10.76 | $8.86 | $12.22 | $11.77 | $11.17 | | |
| Value at end of period | $13.99 | $12.93 | $11.69 | $11.87 | $10.76 | $8.86 | $12.22 | $11.77 | | |
| Number of accumulation units outstanding at end of period | 89,903 | 100,759 | 86,901 | 81,744 | 70,337 | 56,931 | 57,238 | 395 | | |
| **ING SOLUTION 2025 PORTFOLIO** (Funds were first received in this option during December 2005) | | | | | | | | | | |
| Value at beginning of period | $12.68 | $11.27 | $11.72 | $10.38 | $8.32 | $12.68 | $12.22 | $10.94 | $10.99 | |
| Value at end of period | $14.63 | $12.68 | $11.27 | $11.72 | $10.38 | $8.32 | $12.68 | $12.22 | $10.94 | |
| Number of accumulation units outstanding at end of period | 67,823 | 78,107 | 43,268 | 43,171 | 50,475 | 32,066 | 48,509 | 5,852 | 535 | |
| **ING SOLUTION 2035 PORTFOLIO** (Funds were first received in this option during January 2006) | | | | | | | | | | |
| Value at beginning of period | $12.82 | $11.23 | $11.87 | $10.45 | $8.20 | $13.13 | $12.57 | $11.41 | | |
| Value at end of period | $15.31 | $12.82 | $11.23 | $11.87 | $10.45 | $8.20 | $13.13 | $12.57 | | |
| Number of accumulation units outstanding at end of period | 60,838 | 61,983 | 33,557 | 38,361 | 32,178 | 16,141 | 9,218 | 725 | | |
| **ING SOLUTION 2045 PORTFOLIO** (Funds were first received in this option during May 2006) | | | | | | | | | | |
| Value at beginning of period | $12.82 | $11.19 | $11.89 | $10.41 | $8.08 | $13.55 | $12.91 | $12.30 | | |
| Value at end of period | $15.70 | $12.82 | $11.19 | $11.89 | $10.41 | $8.08 | $13.55 | $12.91 | | |
| Number of accumulation units outstanding at end of period | 34,032 | 78,763 | 48,898 | 38,277 | 25,564 | 4,803 | 27,173 | 5,315 | | |
| **ING SOLUTION 2055 PORTFOLIO** (Funds were first received in this option during December 2010) | | | | | | | | | | |
| Value at beginning of period | $12.47 | $10.88 | $11.56 | $11.32 | | | | | | |
| Value at end of period | $15.27 | $12.47 | $10.88 | $11.56 | | | | | | |
| Number of accumulation units outstanding at end of period | 567 | 1,623 | 1,023 | 516 | | | | | | |
| **ING SOLUTION BALANCED PORTFOLIO** (Funds were first received in this option during October 2008) | | | | | | | | | | |
| Value at beginning of period | $10.44 | $9.25 | $9.56 | $8.55 | $6.93 | $7.46 | | | | |
| Value at end of period | $11.98 | $10.44 | $9.25 | $9.56 | $8.55 | $6.93 | | | | |
| Number of accumulation units outstanding at end of period | 15,945 | 8,331 | 8,442 | 4,701 | 1,445 | 11 | | | | |
| **ING SOLUTION INCOME PORTFOLIO** (Funds were first received in this option during May 2006) | | | | | | | | | | |
| Value at beginning of period | $13.02 | $11.95 | $12.01 | $11.04 | $9.50 | $11.49 | $11.01 | $10.43 | | |
| Value at end of period | $13.81 | $13.02 | $11.95 | $12.01 | $11.04 | $9.50 | $11.49 | $11.01 | | |
| Number of accumulation units outstanding at end of period | 1,367 | 6,060 | 4,006 | 3,148 | 3,327 | 0 | 363 | 152 | | |

CFI 159

**Condensed Financial Information (continued)**

| | 2004 | 2005 | 2006 | 2007 | 2008 | 2009 | 2010 | 2011 | 2012 | 2013 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING SOLUTION MODERATELY CONSERVATIVE PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during August 2008) | | | | | | | | | | |
| Value at beginning of period | | | | | $9.34 | $7.66 | $9.14 | $10.08 | $9.93 | $11.04 |
| Value at end of period | | | | | $7.66 | $9.14 | $10.08 | $9.93 | $11.04 | $11.99 |
| Number of accumulation units outstanding at end of period | | | | | 2,251 | 12,786 | 17,739 | 21,633 | 18,868 | 20,359 |
| **ING STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $11.93 | $12.78 | $13.16 | $14.15 | $14.85 | $11.26 | $13.17 | $14.51 | $14.65 | $16.32 |
| Value at end of period | $12.78 | $13.16 | $14.15 | $14.85 | $11.26 | $13.17 | $14.51 | $14.65 | $16.32 | $18.16 |
| Number of accumulation units outstanding at end of period | 123,803 | 122,844 | 91,758 | 66,896 | 54,012 | 58,550 | 43,932 | 38,966 | 36,513 | 33,830 |
| **ING STRATEGIC ALLOCATION GROWTH PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $10.46 | $11.62 | $12.24 | $13.75 | $14.32 | $9.09 | $11.29 | $12.66 | $12.19 | $13.91 |
| Value at end of period | $11.62 | $12.24 | $13.75 | $14.32 | $9.09 | $11.29 | $12.66 | $12.19 | $13.91 | $16.89 |
| Number of accumulation units outstanding at end of period | 160,170 | 165,249 | 191,012 | 165,170 | 110,112 | 99,918 | 74,677 | 71,756 | 67,514 | 61,309 |
| **ING STRATEGIC ALLOCATION MODERATE PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $11.02 | $12.05 | $12.52 | $13.81 | $14.45 | $9.96 | $12.04 | $13.38 | $13.20 | $14.88 |
| Value at end of period | $12.05 | $12.52 | $13.81 | $14.45 | $9.96 | $12.04 | $13.38 | $13.20 | $14.88 | $17.21 |
| Number of accumulation units outstanding at end of period | 133,841 | 140,341 | 205,514 | 142,807 | 111,013 | 92,277 | 85,767 | 79,288 | 63,276 | 63,732 |
| **ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during September 2005) | | | | | | | | | | |
| Value at beginning of period | | $10.85 | $10.97 | $12.47 | $12.92 | $9.29 | $12.28 | $13.89 | $14.18 | $16.10 |
| Value at end of period | | $10.97 | $12.47 | $12.92 | $9.29 | $12.28 | $13.89 | $14.18 | $16.10 | $19.52 |
| Number of accumulation units outstanding at end of period | | 79,878 | 532,259 | 438,484 | 314,348 | 384,450 | 477,101 | 552,458 | 797,658 | 794,854 |
| **ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2005) | | | | | | | | | | |
| Value at beginning of period | | $10.26 | $11.50 | $12.44 | $14.00 | $7.89 | $11.47 | $14.62 | $13.96 | $16.09 |
| Value at end of period | | $11.50 | $12.44 | $14.00 | $7.89 | $11.47 | $14.62 | $13.96 | $16.09 | $21.57 |
| Number of accumulation units outstanding at end of period | | 1,438,844 | 1,312,088 | 1,029,745 | 893,654 | 817,391 | 783,694 | 660,822 | 590,887 | 519,349 |
| **ING T. ROWE PRICE EQUITY INCOME PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $12.98 | $14.79 | $15.25 | $18.02 | $18.42 | $11.75 | $14.57 | $16.61 | $16.33 | $18.99 |
| Value at end of period | $14.79 | $15.25 | $18.02 | $18.42 | $11.75 | $14.57 | $16.61 | $16.33 | $18.99 | $24.44 |
| Number of accumulation units outstanding at end of period | 34,585 | 66,200 | 57,789 | 56,564 | 57,425 | 52,484 | 63,434 | 53,764 | 59,203 | 56,576 |
| **ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $12.87 | $14.05 | $14.80 | $16.64 | $18.14 | $10.40 | $14.75 | $17.09 | $16.78 | $19.79 |
| Value at end of period | $14.05 | $14.80 | $16.64 | $18.14 | $10.40 | $14.75 | $17.09 | $16.78 | $19.79 | $27.34 |
| Number of accumulation units outstanding at end of period | 910,197 | 567,594 | 578,885 | 425,736 | 352,773 | 305,839 | 290,430 | 242,212 | 257,931 | 247,232 |
| **ING T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during May 2005) | | | | | | | | | | |
| Value at beginning of period | | $10.14 | $12.47 | $15.34 | $18.35 | $9.19 | $12.54 | $14.16 | $12.31 | $14.51 |
| Value at end of period | | $12.47 | $15.34 | $18.35 | $9.19 | $12.54 | $14.16 | $12.31 | $14.51 | $16.45 |
| Number of accumulation units outstanding at end of period | | 40,087 | 70,327 | 61,695 | 46,644 | 47,415 | 31,202 | 23,176 | 16,654 | 17,211 |
| **ING TEMPLETON FOREIGN EQUITY PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2008) | | | | | | | | | | |
| Value at beginning of period | | | | | $10.20 | $6.31 | $8.27 | $8.93 | $7.79 | $9.19 |
| Value at end of period | | | | | $6.31 | $8.27 | $8.93 | $7.79 | $9.19 | $10.97 |
| Number of accumulation units outstanding at end of period | | | | | 385,345 | 345,736 | 315,547 | 292,580 | 282,706 | 264,397 |
| **ING TEMPLETON GLOBAL GROWTH PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during July 2006) | | | | | | | | | | |
| Value at beginning of period | | | $9.79 | $11.09 | $11.27 | $6.74 | $8.85 | $9.46 | $8.85 | $10.69 |
| Value at end of period | | | $11.09 | $11.27 | $6.74 | $8.85 | $9.46 | $8.85 | $10.69 | $13.85 |
| Number of accumulation units outstanding at end of period | | | 655 | 2,870 | 3,568 | 5,588 | 4,877 | 4,944 | 5,918 | 6,217 |

**Condensed Financial Information (continued)**

| | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING U.S. BOND INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during June 2008) | | | | | | | | | | |
| Value at beginning of period | $12.38 | $12.02 | $11.30 | $10.73 | $10.22 | $9.91 | | | | |
| Value at end of period | $11.97 | $12.38 | $12.02 | $11.30 | $10.73 | $10.22 | | | | |
| Number of accumulation units outstanding at end of period | 10,323 | 38,540 | 33,749 | 77,140 | 11,857 | 240 | | | | |
| **ING U.S. STOCK INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during March 2005) | | | | | | | | | | |
| Value at beginning of period | $14.08 | $12.26 | $12.14 | $10.66 | $8.52 | $13.65 | $13.07 | $11.41 | $11.13 | |
| Value at end of period | $18.44 | $14.08 | $12.26 | $12.14 | $10.66 | $8.52 | $13.65 | $13.07 | $11.41 | |
| Number of accumulation units outstanding at end of period | 3,333 | 2,928 | 2,928 | 7,255 | 9,503 | 7,254 | 7,319 | 27,855 | 17,570 | |
| **INVESCO MID CAP CORE EQUITY FUND** | | | | | | | | | | |
| (Funds were first received in this option during July 2009) | | | | | | | | | | |
| Value at beginning of period | $13.98 | $12.77 | $13.73 | $12.30 | $10.06 | | | | | |
| Value at end of period | $17.92 | $13.98 | $12.77 | $13.73 | $12.30 | | | | | |
| Number of accumulation units outstanding at end of period | 2,371 | 2,164 | 2,183 | 1,805 | 4,355 | | | | | |
| **INVESCO V.I. AMERICAN FRANCHISE FUND** | | | | | | | | | | |
| (Funds were first received in this option during April 2012) | | | | | | | | | | |
| Value at beginning of period | $36.05 | $37.18 | | | | | | | | |
| Value at end of period | $50.12 | $36.05 | | | | | | | | |
| Number of accumulation units outstanding at end of period | 14,859 | 17,634 | | | | | | | | |
| **INVESCO V.I. CORE EQUITY FUND** | | | | | | | | | | |
| Value at beginning of period | $11.87 | $10.51 | $10.60 | $9.75 | $7.66 | $11.05 | $10.31 | $8.90 | $8.52 | $7.88 |
| Value at end of period | $15.22 | $11.87 | $10.51 | $10.60 | $9.75 | $7.66 | $11.05 | $10.31 | $8.90 | $8.52 |
| Number of accumulation units outstanding at end of period | 90,201 | 101,411 | 110,566 | 132,309 | 174,904 | 193,667 | 206,699 | 245,794 | 155,032 | 279,744 |
| **JANUS ASPEN BALANCED PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $27.29 | $24.21 | $24.01 | $22.33 | $17.88 | $21.42 | $19.54 | $17.79 | $16.61 | $15.43 |
| Value at end of period | $32.53 | $27.29 | $24.21 | $24.01 | $22.33 | $17.88 | $21.42 | $19.54 | $17.79 | $16.61 |
| Number of accumulation units outstanding at end of period | 0 | 0 | 0 | 0 | 30 | 26 | 88 | 60 | 30 | 843,134 |
| **JANUS ASPEN ENTERPRISE PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $23.58 | $20.27 | $20.72 | $16.60 | $11.55 | $20.70 | $17.09 | $15.17 | $13.61 | $11.36 |
| Value at end of period | $30.97 | $23.58 | $20.27 | $20.72 | $16.60 | $11.55 | $20.70 | $17.09 | $15.17 | $13.61 |
| Number of accumulation units outstanding at end of period | 120 | 120 | 0 | 262 | 262 | 262 | 0 | 0 | 0 | 1,637,608 |
| **JANUS ASPEN FLEXIBLE BOND PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $23.07 | $21.46 | $20.27 | $18.92 | $16.85 | $16.02 | $15.08 | $14.59 | $14.42 | $13.98 |
| Value at end of period | $22.85 | $23.07 | $21.46 | $20.27 | $18.92 | $16.85 | $16.02 | $15.08 | $14.59 | $14.42 |
| Number of accumulation units outstanding at end of period | 13 | 13 | 20 | 20 | 32 | 40 | 50 | 51 | 61 | 273,284 |
| **JANUS ASPEN GLOBAL RESEARCH PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $14.02 | $11.77 | $13.75 | $11.97 | $8.76 | $15.96 | $14.68 | $12.51 | $11.92 | $11.46 |
| Value at end of period | $17.86 | $14.02 | $11.77 | $13.75 | $11.97 | $8.76 | $15.96 | $14.68 | $12.51 | $11.92 |
| Number of accumulation units outstanding at end of period | 32 | 41 | 41 | 326 | 985 | 1,362 | 350 | 11 | 11 | 1,435,111 |
| **JANUS ASPEN JANUS PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $15.19 | $12.92 | $13.75 | $12.10 | $8.95 | $14.96 | $13.10 | $11.86 | $11.46 | $11.06 |
| Value at end of period | $19.65 | $15.19 | $12.92 | $13.75 | $12.10 | $8.95 | $14.96 | $13.10 | $11.86 | $11.46 |
| Number of accumulation units outstanding at end of period | 63 | 69 | 56 | 56 | 56 | 38 | 38 | 38 | 38 | 702,882 |
| **LAZARD U.S. MID CAP EQUITY PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during July 2007) | | | | | | | | | | |
| Value at beginning of period | $8.74 | $8.36 | $8.95 | $7.33 | $5.34 | $8.76 | $10.27 | | | |
| Value at end of period | $11.50 | $8.74 | $8.36 | $8.95 | $7.33 | $5.34 | $8.76 | | | |
| Number of accumulation units outstanding at end of period | 51,039 | 42,187 | 19,181 | 14,372 | 6,123 | 4,104 | 2,941 | | | |
| **LOOMIS SAYLES SMALL CAP VALUE FUND** | | | | | | | | | | |
| (Funds were first received in this option during November 2008) | | | | | | | | | | |
| Value at beginning of period | $12.69 | $11.02 | $11.32 | $9.14 | $7.17 | $7.08 | | | | |
| Value at end of period | $17.07 | $12.69 | $11.02 | $11.32 | $9.14 | $7.17 | | | | |
| Number of accumulation units outstanding at end of period | 18,709 | 15,927 | 12,254 | 10,571 | 4,763 | 0 | | | | |

CFI 161

# Condensed Financial Information (continued)

| | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 |
|---|---|---|---|---|---|---|---|---|---|---|
| **LORD ABBETT SERIES FUND - MID CAP STOCK PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $15.48 | $13.62 | $14.31 | $11.50 | $9.15 | $15.22 | $15.25 | $13.70 | $12.76 | $10.37 |
| Value at end of period | $20.01 | $15.48 | $13.62 | $14.31 | $11.50 | $9.15 | $15.22 | $15.25 | $13.70 | $12.76 |
| Number of accumulation units outstanding at end of period | 60,442 | 71,649 | 76,154 | 85,236 | 106,700 | 120,525 | 149,176 | 279,291 | 340,864 | 289,338 |
| **METWEST TOTAL RETURN BOND FUND** | | | | | | | | | | |
| (Funds were first received in this option during June 2013) | | | | | | | | | | |
| Value at beginning of period | $9.77 | | | | | | | | | |
| Value at end of period | $9.74 | | | | | | | | | |
| Number of accumulation units outstanding at end of period | 14,298 | | | | | | | | | |
| **NEUBERGER BERMAN SOCIALLY RESPONSIVE FUND®** | | | | | | | | | | |
| (Funds were first received in this option during April 2007) | | | | | | | | | | |
| Value at beginning of period | $11.50 | $10.46 | $10.88 | $8.95 | $6.92 | $11.42 | $11.39 | | | |
| Value at end of period | $15.74 | $11.50 | $10.46 | $10.88 | $8.95 | $6.92 | $11.42 | | | |
| Number of accumulation units outstanding at end of period | 8,430 | 8,351 | 7,388 | 13,748 | 6,612 | 4,075 | 858 | | | |
| **NEW PERSPECTIVE FUND®** | | | | | | | | | | |
| Value at beginning of period | $17.68 | $14.76 | $16.11 | $14.40 | $10.56 | $17.13 | $14.90 | $12.53 | $11.35 | $9.69 |
| Value at end of period | $22.24 | $17.68 | $14.76 | $16.11 | $14.40 | $10.56 | $17.13 | $14.90 | $12.53 | $11.35 |
| Number of accumulation units outstanding at end of period | 178,330 | 182,045 | 172,932 | 200,049 | 211,882 | 228,121 | 231,137 | 277,481 | 267,730 | 208,700 |
| **OPPENHEIMER DEVELOPING MARKETS FUND** | | | | | | | | | | |
| Value at beginning of period | $77.39 | $64.55 | $79.45 | $63.07 | $34.98 | $67.85 | $51.10 | $41.15 | $29.37 | $19.78 |
| Value at end of period | $83.18 | $77.39 | $64.55 | $79.45 | $63.07 | $34.98 | $67.85 | $51.10 | $41.15 | $29.37 |
| Number of accumulation units outstanding at end of period | 50,628 | 57,155 | 33,006 | 36,457 | 45,493 | 48,561 | 61,561 | 89,019 | 119,991 | 56,413 |
| **OPPENHEIMER GLOBAL FUND/VA** | | | | | | | | | | |
| Value at beginning of period | $26.94 | $22.39 | $24.61 | $21.39 | $15.43 | $26.00 | $24.66 | $21.12 | $18.62 | $15.75 |
| Value at end of period | $34.02 | $26.94 | $22.39 | $24.61 | $21.39 | $15.43 | $26.00 | $24.66 | $21.12 | $18.62 |
| Number of accumulation units outstanding at end of period | 100 | 100 | 111 | 111 | 206 | 635 | 963 | 643 | 577 | 2,607,975 |
| **OPPENHEIMER MAIN STREET SMALL CAP FUND®/VA** | | | | | | | | | | |
| (Funds were first received in this option during January 2006) | | | | | | | | | | |
| Value at beginning of period | $15.34 | $13.11 | $13.51 | $11.04 | $8.11 | $13.15 | $13.42 | $12.37 | | |
| Value at end of period | $21.46 | $15.34 | $13.11 | $13.51 | $11.04 | $8.11 | $13.15 | $13.42 | | |
| Number of accumulation units outstanding at end of period | 19,025 | 12,197 | 8,064 | 8,601 | 10,671 | 12,637 | 11,204 | 6,757 | | |
| **PAX WORLD BALANCED FUND** | | | | | | | | | | |
| Value at beginning of period | $13.26 | $12.01 | $12.33 | $11.11 | $9.23 | $13.43 | $12.37 | $11.26 | $10.77 | $9.76 |
| Value at end of period | $15.30 | $13.26 | $12.01 | $12.33 | $11.11 | $9.23 | $13.43 | $12.37 | $11.26 | $10.77 |
| Number of accumulation units outstanding at end of period | 15,865 | 23,313 | 22,568 | 31,747 | 41,352 | 40,565 | 54,971 | 75,705 | 62,798 | 74,393 |
| **PIMCO VIT REAL RETURN PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $16.67 | $15.45 | $13.95 | $13.01 | $11.08 | $12.01 | $10.96 | $10.95 | $10.82 | $10.12 |
| Value at end of period | $15.01 | $16.67 | $15.45 | $13.95 | $13.01 | $11.08 | $12.01 | $10.96 | $10.95 | $10.82 |
| Number of accumulation units outstanding at end of period | 121,864 | 303,365 | 195,983 | 152,794 | 137,908 | 134,509 | 82,549 | 92,703 | 135,357 | 58,300 |
| **PIONEER EMERGING MARKETS VCT PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during May 2007) | | | | | | | | | | |
| Value at beginning of period | $8.90 | $8.01 | $10.54 | $9.17 | $5.29 | $12.77 | $10.06 | | | |
| Value at end of period | $8.66 | $8.90 | $8.01 | $10.54 | $9.17 | $5.29 | $12.77 | | | |
| Number of accumulation units outstanding at end of period | 63,468 | 104,760 | 177,213 | 227,814 | 166,220 | 85,598 | 108,374 | | | |
| **PIONEER HIGH YIELD VCT PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $16.37 | $14.22 | $14.58 | $12.45 | $7.82 | $12.20 | $11.62 | $10.80 | $10.68 | $9.85 |
| Value at end of period | $18.20 | $16.37 | $14.22 | $14.58 | $12.45 | $7.82 | $12.20 | $11.62 | $10.80 | $10.68 |
| Number of accumulation units outstanding at end of period | 14,377 | 18,755 | 18,007 | 19,868 | 23,447 | 14,914 | 16,573 | 22,461 | 6,749 | 5,956 |
| **SMALLCAP WORLD FUND®** | | | | | | | | | | |
| (Funds were first received in this option during January 2009) | | | | | | | | | | |
| Value at beginning of period | $10.62 | $8.77 | $10.32 | $8.33 | $5.59 | | | | | |
| Value at end of period | $13.63 | $10.62 | $8.77 | $10.32 | $8.33 | | | | | |
| Number of accumulation units outstanding at end of period | 30,506 | 28,647 | 25,975 | 29,366 | 7,510 | | | | | |

CFI 162

# Condensed Financial Information (continued)

| | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 |
|---|---|---|---|---|---|---|---|---|---|---|
| **TEMPLETON GLOBAL BOND FUND** | | | | | | | | | | |
| Value at beginning of period | $32.02 | $27.87 | $28.78 | $25.74 | $21.83 | $20.71 | $18.83 | $16.73 | $17.40 | $15.44 |
| Value at end of period | $32.47 | $32.02 | $27.87 | $28.78 | $25.74 | $21.83 | $20.71 | $18.83 | $16.73 | $17.40 |
| Number of accumulation units outstanding at end of period | 165,845 | 170,474 | 144,177 | 156,624 | 103,251 | 78,307 | 50,126 | 62,115 | 48,097 | 12,176 |
| **THE BOND FUND OF AMERICA**^SM | | | | | | | | | | |
| (Funds were first received in this option during June 2008) | | | | | | | | | | |
| Value at beginning of period | $11.73 | $11.17 | $10.58 | $9.94 | $8.72 | $9.90 | | | | |
| Value at end of period | $11.41 | $11.73 | $11.17 | $10.58 | $9.94 | $8.72 | | | | |
| Number of accumulation units outstanding at end of period | 22,551 | 21,236 | 36,203 | 55,690 | 50,694 | 13,169 | | | | |
| **THE GROWTH FUND OF AMERICA®** | | | | | | | | | | |
| Value at beginning of period | $15.09 | $12.62 | $13.37 | $12.00 | $8.99 | $14.88 | $13.53 | $12.29 | $10.85 | $9.80 |
| Value at end of period | $20.03 | $15.09 | $12.62 | $13.37 | $12.00 | $8.99 | $14.88 | $13.53 | $12.29 | $10.85 |
| Number of accumulation units outstanding at end of period | 749,244 | 908,676 | 1,192,581 | 1,533,103 | 1,708,652 | 1,711,636 | 1,946,126 | 2,852,011 | 2,745,616 | 1,633,839 |
| **USAA PRECIOUS METALS AND MINERALS FUND** | | | | | | | | | | |
| (Funds were first received in this option during May 2011) | | | | | | | | | | |
| Value at beginning of period | $7.64 | $8.76 | $9.70 | | | | | | | |
| Value at end of period | $3.68 | $7.64 | $8.76 | | | | | | | |
| Number of accumulation units outstanding at end of period | 13,572 | 11,777 | 9,059 | | | | | | | |
| **WANGER INTERNATIONAL** | | | | | | | | | | |
| (Funds were first received in this option during May 2007) | | | | | | | | | | |
| Value at beginning of period | $10.67 | $8.85 | $10.44 | $8.43 | $5.67 | $10.51 | $10.12 | | | |
| Value at end of period | $12.95 | $10.67 | $8.85 | $10.44 | $8.43 | $5.67 | $10.51 | | | |
| Number of accumulation units outstanding at end of period | 74,853 | 62,471 | 53,069 | 48,365 | 74,098 | 23,373 | 39,866 | | | |
| **WANGER SELECT** | | | | | | | | | | |
| Value at beginning of period | $16.22 | $13.81 | $16.90 | $13.46 | $8.17 | $16.16 | $14.89 | $12.54 | $11.44 | $9.83 |
| Value at end of period | $21.66 | $16.22 | $13.81 | $16.90 | $13.46 | $8.17 | $16.16 | $14.89 | $12.54 | $11.44 |
| Number of accumulation units outstanding at end of period | 86,139 | 95,493 | 62,300 | 75,495 | 52,757 | 71,741 | 104,588 | 71,538 | 15,719 | 1,828 |
| **WANGER USA** | | | | | | | | | | |
| Value at beginning of period | $16.88 | $14.18 | $14.81 | $12.10 | $8.58 | $14.33 | $13.71 | $12.81 | $11.61 | $10.25 |
| Value at end of period | $22.40 | $16.88 | $14.18 | $14.81 | $12.10 | $8.58 | $14.33 | $13.71 | $12.81 | $11.61 |
| Number of accumulation units outstanding at end of period | 50,473 | 53,021 | 28,775 | 23,154 | 11,530 | 13,157 | 20,392 | 18,612 | 10,145 | 2,741 |
| **WASHINGTON MUTUAL INVESTORS FUND**^SM | | | | | | | | | | |
| Value at beginning of period | $14.00 | $12.55 | $11.82 | $10.52 | $8.91 | $13.43 | $13.03 | $11.14 | $10.85 | $9.80 |
| Value at end of period | $18.31 | $14.00 | $12.55 | $11.82 | $10.52 | $8.91 | $13.43 | $13.03 | $11.14 | $10.85 |
| Number of accumulation units outstanding at end of period | 407,184 | 488,082 | 582,125 | 647,140 | 782,031 | 841,888 | 1,053,903 | 1,490,194 | 1,622,664 | 1,066,826 |
| **WELLS FARGO ADVANTAGE SPECIAL SMALL CAP VALUE FUND** | | | | | | | | | | |
| Value at beginning of period | $25.87 | $22.98 | $23.68 | $19.47 | $15.11 | $22.32 | $24.48 | $20.33 | $18.55 | $15.46 |
| Value at end of period | $35.43 | $25.87 | $22.98 | $23.68 | $19.47 | $15.11 | $22.32 | $24.48 | $20.33 | $18.55 |
| Number of accumulation units outstanding at end of period | 14,818 | 15,445 | 9,696 | 9,855 | 11,211 | 13,391 | 27,612 | 74,472 | 45,988 | 28,778 |

**TABLE 19**

FOR CONTRACTS ISSUED UNDER 403(b), 401(a) AND 401(k) PLANS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 0.85%

(Selected data for accumulation units outstanding throughout each period)

| | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ALGER GREEN FUND** | | | | | | | | | | |
| (Funds were first received in this option during May 2009) | | | | | | | | | | |
| Value at beginning of period | $15.10 | $13.26 | $14.11 | $12.99 | $10.24 | | | | | |
| Value at end of period | $20.18 | $15.10 | $13.26 | $14.11 | $12.99 | | | | | |
| Number of accumulation units outstanding at end of period | 9,786 | 10,060 | 8,945 | 10,105 | 4,246 | | | | | |

**Condensed Financial Information (continued)**

| | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 |
|---|---|---|---|---|---|---|---|---|---|---|
| **AMANA GROWTH FUND** | | | | | | | | | | |
| (Funds were first received in this option during May 2009) | | | | | | | | | | |
| Value at beginning of period | $11.88 | $10.77 | $11.07 | $9.63 | $7.96 | | | | | |
| Value at end of period | $14.47 | $11.88 | $10.77 | $11.07 | $9.63 | | | | | |
| Number of accumulation units outstanding at end of period | 194,063 | 265,698 | 199,120 | 109,431 | 19,265 | | | | | |
| **AMANA INCOME FUND** | | | | | | | | | | |
| (Funds were first received in this option during May 2009) | | | | | | | | | | |
| Value at beginning of period | $12.13 | $11.16 | $11.04 | $9.92 | $8.16 | | | | | |
| Value at end of period | $15.60 | $12.13 | $11.16 | $11.04 | $9.92 | | | | | |
| Number of accumulation units outstanding at end of period | 350,731 | 398,801 | 307,773 | 196,018 | 44,451 | | | | | |
| **AMERICAN CENTURY® INFLATION-ADJUSTED BOND FUND** | | | | | | | | | | |
| (Funds were first received in this option during May 2009) | | | | | | | | | | |
| Value at beginning of period | $13.29 | $12.57 | $11.22 | $10.72 | $10.10 | | | | | |
| Value at end of period | $11.98 | $13.29 | $12.57 | $11.22 | $10.72 | | | | | |
| Number of accumulation units outstanding at end of period | 155,781 | 327,961 | 296,243 | 95,860 | 59,424 | | | | | |
| **ARIEL FUND** | | | | | | | | | | |
| (Funds were first received in this option during May 2010) | | | | | | | | | | |
| Value at beginning of period | $12.13 | $10.17 | $11.57 | $10.32 | | | | | | |
| Value at end of period | $17.41 | $12.13 | $10.17 | $11.57 | | | | | | |
| Number of accumulation units outstanding at end of period | 46,850 | 35,479 | 37,166 | 10,374 | | | | | | |
| **ARTISAN INTERNATIONAL FUND** | | | | | | | | | | |
| (Funds were first received in this option during July 2008) | | | | | | | | | | |
| Value at beginning of period | $9.60 | $7.72 | $8.40 | $8.00 | $5.77 | $9.25 | | | | |
| Value at end of period | $11.92 | $9.60 | $7.72 | $8.40 | $8.00 | $5.77 | | | | |
| Number of accumulation units outstanding at end of period | 27,633 | 44,933 | 37,155 | 40,839 | 22,282 | 7,623 | | | | |
| **ASTON/FAIRPOINTE MID CAP FUND** | | | | | | | | | | |
| (Funds were first received in this option during July 2010) | | | | | | | | | | |
| Value at beginning of period | $12.56 | $10.88 | $11.74 | $9.81 | | | | | | |
| Value at end of period | $18.00 | $12.56 | $10.88 | $11.74 | | | | | | |
| Number of accumulation units outstanding at end of period | 126,217 | 77,648 | 62,050 | 20,466 | | | | | | |
| **BLACKROCK MID CAP VALUE OPPORTUNITIES FUND** | | | | | | | | | | |
| (Funds were first received in this option during August 2009) | | | | | | | | | | |
| Value at beginning of period | $17.41 | $15.51 | $15.74 | $12.63 | $11.48 | | | | | |
| Value at end of period | $23.01 | $17.41 | $15.51 | $15.74 | $12.63 | | | | | |
| Number of accumulation units outstanding at end of period | 11,276 | 31,165 | 34,683 | 10,707 | 1,096 | | | | | |
| **CALVERT VP SRI BALANCED PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $20.13 | $18.37 | $17.72 | $15.94 | $12.83 | $18.84 | $18.50 | $17.15 | $16.37 | $15.25 |
| Value at end of period | $23.55 | $20.13 | $18.37 | $17.72 | $15.94 | $12.83 | $18.84 | $18.50 | $17.15 | $16.37 |
| Number of accumulation units outstanding at end of period | 69,557 | 94,322 | 116,153 | 132,391 | 128,599 | 139,551 | 140,885 | 141,958 | 219,575 | 204,431 |
| **COHEN & STEERS REALTY SHARES, INC.** | | | | | | | | | | |
| (Funds were first received in this option during June 2011) | | | | | | | | | | |
| Value at beginning of period | $10.88 | $9.48 | $9.87 | | | | | | | |
| Value at end of period | $11.12 | $10.88 | $9.48 | | | | | | | |
| Number of accumulation units outstanding at end of period | 5,785 | 9,087 | 2,181 | | | | | | | |
| **COLUMBIA DIVERSIFIED EQUITY INCOME FUND** | | | | | | | | | | |
| (Funds were first received in this option during May 2008) | | | | | | | | | | |
| Value at beginning of period | $9.66 | $8.48 | $9.01 | $7.81 | $6.19 | $10.28 | | | | |
| Value at end of period | $12.54 | $9.66 | $8.48 | $9.01 | $7.81 | $6.19 | | | | |
| Number of accumulation units outstanding at end of period | 17,726 | 37,549 | 51,265 | 49,937 | 37,926 | 16,827 | | | | |
| **COLUMBIA MID CAP VALUE FUND (CLASS A)** | | | | | | | | | | |
| (Funds were first received in this option during June 2008) | | | | | | | | | | |
| Value at beginning of period | $10.68 | $9.25 | $9.74 | $7.99 | $6.10 | $9.91 | | | | |
| Value at end of period | $14.31 | $10.68 | $9.25 | $9.74 | $7.99 | $6.10 | | | | |
| Number of accumulation units outstanding at end of period | 11,022 | 20,656 | 24,038 | 23,624 | 11,624 | 7,723 | | | | |

# Condensed Financial Information (continued)

| | 2004 | 2005 | 2006 | 2007 | 2008 | 2009 | 2010 | 2011 | 2012 | 2013 |
|---|---|---|---|---|---|---|---|---|---|---|
| **DELAWARE SMALL CAP VALUE FUND** | | | | | | | | | | |
| (Funds were first received in this option during October 2013) | | | | | | | | | | |
| Value at beginning of period | | | | | | | | | | $11.31 |
| Value at end of period | | | | | | | | | | $12.06 |
| Number of accumulation units outstanding at end of period | | | | | | | | | | 572 |
| **EUROPACIFIC GROWTH FUND®** | | | | | | | | | | |
| Value at beginning of period | $9.88 | $11.48 | $13.78 | $16.65 | $19.62 | $11.56 | $15.95 | $17.30 | $14.82 | $17.52 |
| Value at end of period | $11.48 | $13.78 | $16.65 | $19.62 | $11.56 | $15.95 | $17.30 | $14.82 | $17.52 | $20.88 |
| Number of accumulation units outstanding at end of period | 24,649 | 160,473 | 212,150 | 325,211 | 457,664 | 466,338 | 835,651 | 859,240 | 837,533 | 446,367 |
| **FIDELITY® VIP CONTRAFUND® PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $20.28 | $23.22 | $26.93 | $29.83 | $34.77 | $19.82 | $26.67 | $31.00 | $29.96 | $34.58 |
| Value at end of period | $23.22 | $26.93 | $29.83 | $34.77 | $19.82 | $26.67 | $31.00 | $29.96 | $34.58 | $45.02 |
| Number of accumulation units outstanding at end of period | 687,425 | 1,056,955 | 811,346 | 847,162 | 884,693 | 3,944,179 | 1,176,377 | 1,116,432 | 1,000,920 | 600,310 |
| **FIDELITY® VIP EQUITY-INCOME PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $17.30 | $19.13 | $20.08 | $23.93 | $24.09 | $13.70 | $17.69 | $20.19 | $20.22 | $23.52 |
| Value at end of period | $19.13 | $20.08 | $23.93 | $24.09 | $13.70 | $17.69 | $20.19 | $20.22 | $23.52 | $29.88 |
| Number of accumulation units outstanding at end of period | 707,385 | 749,148 | 504,653 | 485,693 | 442,827 | 373,154 | 400,126 | 391,909 | 354,942 | 267,747 |
| **FIDELITY® VIP GROWTH PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $15.74 | $16.14 | $16.93 | $17.93 | $22.58 | $11.83 | $15.04 | $18.52 | $18.40 | $20.93 |
| Value at end of period | $16.14 | $16.93 | $17.93 | $22.58 | $11.83 | $15.04 | $18.52 | $18.40 | $20.93 | $28.29 |
| Number of accumulation units outstanding at end of period | 1,247,420 | 1,260,756 | 829,270 | 789,960 | 732,400 | 664,733 | 833,329 | 778,909 | 630,571 | 376,622 |
| **FIDELITY® VIP OVERSEAS PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $13.15 | $14.81 | $17.48 | $20.47 | $23.81 | $13.27 | $16.64 | $18.67 | $15.33 | $18.36 |
| Value at end of period | $14.81 | $17.48 | $20.47 | $23.81 | $13.27 | $16.64 | $18.67 | $15.33 | $18.36 | $23.74 |
| Number of accumulation units outstanding at end of period | 78,256 | 104,662 | 94,693 | 118,882 | 126,656 | 93,123 | 104,101 | 106,236 | 68,007 | 44,259 |
| **FRANKLIN SMALL CAP VALUE SECURITIES FUND** | | | | | | | | | | |
| Value at beginning of period | $12.15 | $14.91 | $16.08 | $18.66 | $18.06 | $11.99 | $15.36 | $19.53 | $18.63 | $21.87 |
| Value at end of period | $14.91 | $16.08 | $18.66 | $18.06 | $11.99 | $15.36 | $19.53 | $18.63 | $21.87 | $29.55 |
| Number of accumulation units outstanding at end of period | 164,023 | 316,485 | 191,901 | 174,003 | 176,258 | 181,624 | 205,681 | 179,324 | 148,848 | 97,961 |
| **FUNDAMENTAL INVESTORS℠** | | | | | | | | | | |
| (Funds were first received in this option during May 2008) | | | | | | | | | | |
| Value at beginning of period | | | | | $10.10 | $6.11 | $8.08 | $9.14 | $8.89 | $10.32 |
| Value at end of period | | | | | $6.11 | $8.08 | $9.14 | $8.89 | $10.32 | $13.45 |
| Number of accumulation units outstanding at end of period | | | | | 57,982 | 141,752 | 231,632 | 254,777 | 234,545 | 150,094 |
| **ING AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $10.89 | $13.10 | $14.01 | $16.03 | $15.44 | $11.24 | $15.12 | $18.30 | $17.57 | $20.27 |
| Value at end of period | $13.10 | $14.01 | $16.03 | $15.44 | $11.24 | $15.12 | $18.30 | $17.57 | $20.27 | $26.40 |
| Number of accumulation units outstanding at end of period | 45,339 | 36,285 | 31,381 | 23,206 | 25,080 | 1,366,360 | 67,038 | 79,174 | 92,662 | 76,952 |
| **ING BALANCED PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $16.98 | $18.43 | $19.05 | $20.77 | $21.74 | $15.50 | $18.33 | $20.73 | $20.29 | $22.86 |
| Value at end of period | $18.43 | $19.05 | $20.77 | $21.74 | $15.50 | $18.33 | $20.73 | $20.29 | $22.86 | $26.45 |
| Number of accumulation units outstanding at end of period | 1,211,756 | 1,506,113 | 1,129,840 | 996,955 | 803,014 | 983,558 | 711,836 | 579,153 | 509,261 | 420,303 |
| **ING BARON GROWTH PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $11.52 | $14.62 | $15.57 | $17.79 | $18.71 | $10.90 | $14.61 | $18.33 | $18.58 | $22.04 |
| Value at end of period | $14.62 | $15.57 | $17.79 | $18.71 | $10.90 | $14.61 | $18.33 | $18.58 | $22.04 | $30.35 |
| Number of accumulation units outstanding at end of period | 36,450 | 133,425 | 116,579 | 120,294 | 167,687 | 1,172,882 | 233,223 | 234,209 | 194,465 | 131,576 |
| **ING BLACKROCK HEALTH SCIENCES OPPORTUNITIES PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during May 2005) | | | | | | | | | | |
| Value at beginning of period | | $10.20 | $11.24 | $12.69 | $13.66 | $9.66 | $11.50 | $12.20 | $12.67 | $14.92 |
| Value at end of period | | $11.24 | $12.69 | $13.66 | $9.66 | $11.50 | $12.20 | $12.67 | $14.92 | $21.35 |
| Number of accumulation units outstanding at end of period | | 1,176 | 9,703 | 15,987 | 24,330 | 36,112 | 55,469 | 57,850 | 50,949 | 35,280 |

# Condensed Financial Information (continued)

| | 2004 | 2005 | 2006 | 2007 | 2008 | 2009 | 2010 | 2011 | 2012 | 2013 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING BLACKROCK LARGE CAP GROWTH PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2007) | | | | | | | | | | |
| Value at beginning of period | | | | $10.69 | $10.45 | $6.33 | $8.19 | $9.23 | $9.03 | $10.28 |
| Value at end of period | | | | $10.45 | $6.33 | $8.19 | $9.23 | $9.03 | $10.28 | $13.60 |
| Number of accumulation units outstanding at end of period | | | | 423,742 | 390,962 | 382,205 | 413,057 | 353,364 | 311,248 | 223,999 |
| **ING CLARION GLOBAL REAL ESTATE PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during September 2008) | | | | | | | | | | |
| Value at beginning of period | | | | | $9.74 | $6.71 | $8.90 | $10.26 | $9.65 | $12.07 |
| Value at end of period | | | | | $6.71 | $8.90 | $10.26 | $9.65 | $12.07 | $12.44 |
| Number of accumulation units outstanding at end of period | | | | | 213,772 | 221,504 | 258,022 | 221,527 | 219,034 | 148,874 |
| **ING CLARION REAL ESTATE PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during June 2006) | | | | | | | | | | |
| Value at beginning of period | | | $10.05 | $12.33 | $10.06 | $6.13 | $8.26 | $10.48 | $11.38 | $13.04 |
| Value at end of period | | | $12.33 | $10.06 | $6.13 | $8.26 | $10.48 | $11.38 | $13.04 | $13.20 |
| Number of accumulation units outstanding at end of period | | | 32,919 | 59,647 | 131,923 | 182,569 | 340,318 | 345,317 | 398,169 | 245,796 |
| **ING COLUMBIA CONTRARIAN CORE PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $16.67 | $17.93 | $18.47 | $20.85 | $21.53 | $12.97 | $16.93 | $18.81 | $17.78 | $19.79 |
| Value at end of period | $17.93 | $18.47 | $20.85 | $21.53 | $12.97 | $16.93 | $18.81 | $17.78 | $19.79 | $26.44 |
| Number of accumulation units outstanding at end of period | 9,257 | 18,596 | 14,516 | 19,407 | 22,012 | 22,577 | 29,481 | 33,072 | 24,468 | 17,056 |
| **ING COLUMBIA SMALL CAP VALUE II PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during September 2006) | | | | | | | | | | |
| Value at beginning of period | | | $9.50 | $10.09 | $10.30 | $6.73 | $8.33 | $10.35 | $9.98 | $11.30 |
| Value at end of period | | | $10.09 | $10.30 | $6.73 | $8.33 | $10.35 | $9.98 | $11.30 | $15.69 |
| Number of accumulation units outstanding at end of period | | | 429 | 1,962 | 6,609 | 8,131 | 13,659 | 24,662 | 16,883 | 16,681 |
| **ING FMR$^{SM}$ DIVERSIFIED MID CAP PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during September 2005) | | | | | | | | | | |
| Value at beginning of period | | $11.46 | $11.86 | $13.15 | $14.93 | $9.01 | $12.44 | $15.83 | $13.97 | $15.88 |
| Value at end of period | | $11.86 | $13.15 | $14.93 | $9.01 | $12.44 | $15.83 | $13.97 | $15.88 | $21.42 |
| Number of accumulation units outstanding at end of period | | 9,192 | 33,126 | 35,304 | 73,161 | 99,301 | 168,496 | 186,164 | 178,516 | 111,754 |
| **ING GLOBAL BOND PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2005) | | | | | | | | | | |
| Value at beginning of period | | $10.00 | $10.15 | $10.91 | $11.77 | $9.86 | $11.89 | $13.66 | $14.04 | $15.02 |
| Value at end of period | | $10.15 | $10.91 | $11.77 | $9.86 | $11.89 | $13.66 | $14.04 | $15.02 | $14.30 |
| Number of accumulation units outstanding at end of period | | 557,770 | 428,035 | 466,212 | 487,485 | 452,814 | 518,781 | 520,265 | 408,264 | 254,381 |
| **ING GLOBAL RESOURCES PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during January 2007) | | | | | | | | | | |
| Value at beginning of period | | | | $9.69 | $13.52 | $7.91 | $10.79 | $13.01 | $11.72 | $11.29 |
| Value at end of period | | | | $13.52 | $7.91 | $10.79 | $13.01 | $11.72 | $11.29 | $12.71 |
| Number of accumulation units outstanding at end of period | | | | 210,824 | 305,370 | 330,673 | 587,076 | 656,357 | 631,055 | 203,386 |
| **ING GROWTH AND INCOME PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $12.97 | $13.94 | $14.95 | $16.93 | $18.03 | $11.15 | $14.39 | $16.29 | $16.11 | $18.49 |
| Value at end of period | $13.94 | $14.95 | $16.93 | $18.03 | $11.15 | $14.39 | $16.29 | $16.11 | $18.49 | $23.96 |
| Number of accumulation units outstanding at end of period | 4,937,394 | 4,802,154 | 3,838,456 | 3,430,110 | 2,990,615 | 2,711,135 | 2,660,095 | 2,300,921 | 2,057,235 | 2,004,196 |
| **ING INDEX PLUS LARGECAP PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $17.48 | $19.17 | $20.03 | $22.75 | $23.70 | $14.75 | $18.02 | $20.36 | $20.17 | $22.89 |
| Value at end of period | $19.17 | $20.03 | $22.75 | $23.70 | $14.75 | $18.02 | $20.36 | $20.17 | $22.89 | $30.17 |
| Number of accumulation units outstanding at end of period | 1,005,098 | 1,063,685 | 790,125 | 707,223 | 595,014 | 485,099 | 804,575 | 722,676 | 663,926 | 280,990 |
| **ING INDEX PLUS MIDCAP PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $16.70 | $19.30 | $21.27 | $23.08 | $24.15 | $14.95 | $19.52 | $23.60 | $23.13 | $26.99 |
| Value at end of period | $19.30 | $21.27 | $23.08 | $24.15 | $14.95 | $19.52 | $23.60 | $23.13 | $26.99 | $36.02 |
| Number of accumulation units outstanding at end of period | 577,038 | 754,152 | 509,523 | 461,298 | 424,192 | 1,883,764 | 639,954 | 632,017 | 563,136 | 205,748 |

| | 2004 | 2005 | 2006 | 2007 | 2008 | 2009 | 2010 | 2011 | 2012 | 2013 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING INDEX PLUS SMALLCAP PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $12.47 | $15.10 | $16.11 | $18.18 | $16.91 | $11.13 | $13.78 | $16.79 | $16.52 | $18.41 |
| Value at end of period | $15.10 | $16.11 | $18.18 | $16.91 | $11.13 | $13.78 | $16.79 | $16.52 | $18.41 | $26.05 |
| Number of accumulation units outstanding at end of period | 388,780 | 407,144 | 286,766 | 257,974 | 209,995 | 203,368 | 390,762 | 386,222 | 341,962 | 151,326 |
| **ING INTERMEDIATE BOND PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $15.81 | $16.44 | $16.81 | $17.35 | $18.23 | $16.55 | $18.31 | $19.94 | $21.26 | $23.06 |
| Value at end of period | $16.44 | $16.81 | $17.35 | $18.23 | $16.55 | $18.31 | $19.94 | $21.26 | $23.06 | $22.84 |
| Number of accumulation units outstanding at end of period | 1,033,279 | 1,025,425 | 777,013 | 793,568 | 775,032 | 4,166,774 | 695,236 | 603,778 | 565,573 | 345,648 |
| **ING INTERNATIONAL INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during October 2008) | | | | | | | | | | |
| Value at beginning of period | | | | | $6.35 | $5.93 | $7.52 | $8.04 | $7.00 | $8.24 |
| Value at end of period | | | | | $5.93 | $7.52 | $8.04 | $7.00 | $8.24 | $9.93 |
| Number of accumulation units outstanding at end of period | | | | | 760 | 99,216 | 131,553 | 135,054 | 114,778 | 78,444 |
| **ING INTERNATIONAL VALUE PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $10.33 | $12.03 | $13.05 | $16.75 | $18.84 | $10.70 | $13.49 | $13.71 | $11.56 | $13.66 |
| Value at end of period | $12.03 | $13.05 | $16.75 | $18.84 | $10.70 | $13.49 | $13.71 | $11.56 | $13.66 | $16.42 |
| Number of accumulation units outstanding at end of period | 68,875 | 118,557 | 84,487 | 89,633 | 79,091 | 3,313,871 | 93,910 | 79,639 | 64,866 | 24,560 |
| **ING INVESCO COMSTOCK PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $10.71 | $12.40 | $12.72 | $14.61 | $14.16 | $8.92 | $11.36 | $12.97 | $12.59 | $14.82 |
| Value at end of period | $12.40 | $12.72 | $14.61 | $14.16 | $8.92 | $11.36 | $12.97 | $12.59 | $14.82 | $19.83 |
| Number of accumulation units outstanding at end of period | 71,279 | 231,845 | 210,807 | 177,164 | 146,396 | 143,053 | 174,898 | 192,605 | 178,077 | 94,022 |
| **ING INVESCO EQUITY AND INCOME PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2005) | | | | | | | | | | |
| Value at beginning of period | | $10.17 | $11.12 | $12.42 | $12.76 | $9.69 | $11.37 | $13.13 | $12.88 | $14.40 |
| Value at end of period | | $11.12 | $12.42 | $12.76 | $9.69 | $11.37 | $13.13 | $12.88 | $14.40 | $17.85 |
| Number of accumulation units outstanding at end of period | | 1,225,357 | 1,084,762 | 910,278 | 759,860 | 683,722 | 709,622 | 641,967 | 567,491 | 396,535 |
| **ING INVESCO GROWTH AND INCOME PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during July 2005) | | | | | | | | | | |
| Value at beginning of period | | $10.36 | $11.07 | $12.73 | $12.95 | $8.71 | $10.70 | $11.93 | $11.58 | $13.15 |
| Value at end of period | | $11.07 | $12.73 | $12.95 | $8.71 | $10.70 | $11.93 | $11.58 | $13.15 | $17.46 |
| Number of accumulation units outstanding at end of period | | 11,183 | 18,828 | 28,159 | 41,382 | 55,430 | 68,347 | 70,195 | 54,916 | 42,525 |
| **ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during July 2005) | | | | | | | | | | |
| Value at beginning of period | | $10.72 | $13.44 | $18.10 | $24.85 | $12.01 | $20.42 | $24.36 | $19.74 | $23.32 |
| Value at end of period | | $13.44 | $18.10 | $24.85 | $12.01 | $20.42 | $24.36 | $19.74 | $23.32 | $21.79 |
| Number of accumulation units outstanding at end of period | | 15,291 | 55,276 | 71,156 | 59,973 | 65,793 | 84,290 | 87,365 | 83,549 | 49,048 |
| **ING JPMORGAN MID CAP VALUE PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $11.85 | $14.18 | $15.25 | $17.62 | $17.88 | $11.87 | $14.79 | $18.03 | $18.20 | $21.66 |
| Value at end of period | $14.18 | $15.25 | $17.62 | $17.88 | $11.87 | $14.79 | $18.03 | $18.20 | $21.66 | $28.25 |
| Number of accumulation units outstanding at end of period | 35,354 | 72,438 | 49,540 | 55,300 | 63,941 | 58,394 | 68,712 | 69,870 | 82,359 | 67,543 |
| **ING JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during July 2005) | | | | | | | | | | |
| Value at beginning of period | | $10.97 | $11.33 | $13.10 | $12.77 | $8.87 | $11.20 | $14.07 | $13.76 | $16.20 |
| Value at end of period | | $11.33 | $13.10 | $12.77 | $8.87 | $11.20 | $14.07 | $13.76 | $16.20 | $22.31 |
| Number of accumulation units outstanding at end of period | | 33 | 6,724 | 9,661 | 10,255 | 12,595 | 17,864 | 24,633 | 41,836 | 37,725 |
| **ING LARGE CAP GROWTH PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during January 2011) | | | | | | | | | | |
| Value at beginning of period | | | | | | | | $10.32 | $10.34 | $12.11 |
| Value at end of period | | | | | | | | $10.34 | $12.11 | $15.73 |
| Number of accumulation units outstanding at end of period | | | | | | | | 520,953 | 512,821 | 422,232 |

| | 2004 | 2005 | 2006 | 2007 | 2008 | 2009 | 2010 | 2011 | 2012 | 2013 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING LARGE CAP VALUE PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during July 2007) | | | | | | | | | | |
| Value at beginning of period | | | | $9.39 | $9.17 | $6.36 | $7.10 | $8.40 | $8.63 | $9.81 |
| Value at end of period | | | | $9.17 | $6.36 | $7.10 | $8.40 | $8.63 | $9.81 | $12.73 |
| Number of accumulation units outstanding at end of period | | | | 452,257 | 626,385 | 568,780 | 796,575 | 1,329,537 | 1,092,165 | 753,226 |
| **ING MARSICO GROWTH PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2008) | | | | | | | | | | |
| Value at beginning of period | | | | | $10.23 | $6.58 | $8.44 | $10.05 | $9.83 | $11.00 |
| Value at end of period | | | | | $6.58 | $8.44 | $10.05 | $9.83 | $11.00 | $14.82 |
| Number of accumulation units outstanding at end of period | | | | | 20,381 | 18,982 | 30,328 | 35,263 | 31,605 | 31,970 |
| **ING MFS TOTAL RETURN PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $11.98 | $13.20 | $13.47 | $14.95 | $15.41 | $11.87 | $13.87 | $15.11 | $15.22 | $16.78 |
| Value at end of period | $13.20 | $13.47 | $14.95 | $15.41 | $11.87 | $13.87 | $15.11 | $15.22 | $16.78 | $19.74 |
| Number of accumulation units outstanding at end of period | 24,848 | 84,097 | 74,084 | 64,577 | 98,518 | 79,127 | 125,354 | 123,667 | 118,731 | 56,830 |
| **ING MFS UTILITIES PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during June 2005) | | | | | | | | | | |
| Value at beginning of period | | $10.37 | $11.44 | $14.84 | $18.74 | $11.57 | $15.24 | $17.18 | $18.12 | $20.36 |
| Value at end of period | | $11.44 | $14.84 | $18.74 | $11.57 | $15.24 | $17.18 | $18.12 | $20.36 | $24.26 |
| Number of accumulation units outstanding at end of period | | 5,491 | 25,174 | 66,333 | 77,072 | 84,283 | 124,326 | 116,696 | 107,423 | 47,775 |
| **ING MIDCAP OPPORTUNITIES PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $9.43 | $10.42 | $11.41 | $12.19 | $15.20 | $9.40 | $13.18 | $17.04 | $16.81 | $19.03 |
| Value at end of period | $10.42 | $11.41 | $12.19 | $15.20 | $9.40 | $13.18 | $17.04 | $16.81 | $19.03 | $24.91 |
| Number of accumulation units outstanding at end of period | 14,597 | 19,257 | 21,491 | 24,144 | 36,423 | 40,540 | 64,503 | 112,532 | 128,066 | 150,017 |
| **ING MONEY MARKET PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $12.84 | $12.87 | $13.14 | $13.67 | $14.25 | $14.50 | $14.43 | $14.34 | $14.22 | $14.11 |
| Value at end of period | $12.87 | $13.14 | $13.67 | $14.25 | $14.50 | $14.43 | $14.34 | $14.22 | $14.11 | $13.99 |
| Number of accumulation units outstanding at end of period | 556,902 | 526,675 | 502,169 | 745,229 | 931,952 | 2,663,562 | 1,027,800 | 962,863 | 775,269 | 520,334 |
| **ING MULTI-MANAGER LARGE CAP CORE PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during May 2006) | | | | | | | | | | |
| Value at beginning of period | | | $10.03 | $10.82 | $11.31 | $7.34 | $9.06 | $10.43 | $9.90 | $10.84 |
| Value at end of period | | | $10.82 | $11.31 | $7.34 | $9.06 | $10.43 | $9.90 | $10.84 | $14.05 |
| Number of accumulation units outstanding at end of period | | | 5,749 | 38,092 | 50,525 | 63,017 | 65,448 | 82,790 | 57,091 | 39,812 |
| **ING OPPENHEIMER GLOBAL PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2005) | | | | | | | | | | |
| Value at beginning of period | | $10.13 | $12.18 | $13.68 | $15.07 | $8.55 | $12.34 | $14.20 | $12.94 | $15.61 |
| Value at end of period | | $12.18 | $13.68 | $15.07 | $8.55 | $12.34 | $14.20 | $12.94 | $15.61 | $19.68 |
| Number of accumulation units outstanding at end of period | | 2,544,290 | 2,140,394 | 1,780,228 | 1,562,268 | 1,381,472 | 1,510,577 | 1,382,994 | 1,185,795 | 742,356 |
| **ING PIMCO HIGH YIELD PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during August 2005) | | | | | | | | | | |
| Value at beginning of period | | $10.37 | $10.51 | $11.35 | $11.58 | $8.90 | $13.18 | $14.93 | $15.45 | $17.47 |
| Value at end of period | | $10.51 | $11.35 | $11.58 | $8.90 | $13.18 | $14.93 | $15.45 | $17.47 | $18.30 |
| Number of accumulation units outstanding at end of period | | 2,449 | 32,047 | 30,917 | 29,565 | 54,266 | 63,763 | 69,062 | 93,032 | 51,132 |
| **ING PIMCO TOTAL RETURN PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $11.09 | $11.47 | $11.61 | $11.97 | $12.99 | $12.85 | $14.35 | $15.30 | $15.67 | $16.76 |
| Value at end of period | $11.47 | $11.61 | $11.97 | $12.99 | $12.85 | $14.35 | $15.30 | $15.67 | $16.76 | $16.31 |
| Number of accumulation units outstanding at end of period | 84,251 | 170,058 | 126,953 | 243,077 | 315,622 | 397,030 | 644,709 | 764,294 | 686,186 | 434,216 |
| **ING PIONEER HIGH YIELD PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during October 2006) | | | | | | | | | | |
| Value at beginning of period | | | $10.33 | $10.60 | $11.16 | $7.81 | $12.94 | $15.27 | $15.04 | $17.32 |
| Value at end of period | | | $10.60 | $11.16 | $7.81 | $12.94 | $15.27 | $15.04 | $17.32 | $19.30 |
| Number of accumulation units outstanding at end of period | | | 152 | 10,869 | 19,694 | 37,649 | 47,779 | 82,899 | 93,907 | 115,502 |

**ING RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO**
(Funds were first received in this option during July 2009)

| | | | | |
|---|---|---|---|---|
| Value at beginning of period | $16.49 | $14.52 | $12.57 | $10.71 |
| Value at end of period | $21.58 | $16.49 | $14.06 | $12.57 |
| Number of accumulation units outstanding at end of period | 24,280 | 41,107 | 17,174 | 6,997 |

**ING RUSSELL™ LARGE CAP INDEX PORTFOLIO**
(Funds were first received in this option during May 2008)

| | | | | | |
|---|---|---|---|---|---|
| Value at beginning of period | $10.56 | $9.22 | $8.15 | $6.64 | $10.18 |
| Value at end of period | $13.83 | $10.56 | $9.07 | $8.15 | $6.64 |
| Number of accumulation units outstanding at end of period | 86,112 | 114,521 | 55,122 | 22,724 | 3,064 |

**ING RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO**
(Funds were first received in this option during July 2009)

| | | | | |
|---|---|---|---|---|
| Value at beginning of period | $14.98 | $13.03 | $11.86 | $10.06 |
| Value at end of period | $19.53 | $14.98 | $13.07 | $11.86 |
| Number of accumulation units outstanding at end of period | 19,856 | 19,806 | 14,150 | 2,500 |

**ING RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO**
(Funds were first received in this option during August 2009)

| | | | | |
|---|---|---|---|---|
| Value at beginning of period | $17.81 | $15.55 | $12.85 | $11.41 |
| Value at end of period | $23.82 | $17.81 | $16.04 | $12.85 |
| Number of accumulation units outstanding at end of period | 9,953 | 14,178 | 11,021 | 10,011 |

**ING RUSSELL™ MID CAP INDEX PORTFOLIO**
(Funds were first received in this option during June 2008)

| | | | | | |
|---|---|---|---|---|---|
| Value at beginning of period | $11.55 | $9.95 | $8.24 | $5.93 | $10.14 |
| Value at end of period | $15.37 | $11.55 | $10.23 | $8.24 | $5.93 |
| Number of accumulation units outstanding at end of period | 77,727 | 94,416 | 89,065 | 41,149 | 8,430 |

**ING RUSSELL™ SMALL CAP INDEX PORTFOLIO**
(Funds were first received in this option during June 2008)

| | | | | | |
|---|---|---|---|---|---|
| Value at beginning of period | $12.01 | $10.44 | $8.74 | $6.97 | $10.22 |
| Value at end of period | $16.53 | $12.01 | $10.96 | $8.74 | $6.97 |
| Number of accumulation units outstanding at end of period | 82,384 | 93,430 | 87,502 | 28,053 | 4,718 |

**ING SMALLCAP OPPORTUNITIES PORTFOLIO**

| | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| Value at beginning of period | $12.54 | $10.98 | $10.98 | $8.37 | $6.44 | $9.91 | $9.08 | $8.14 | $7.52 | $6.89 |
| Value at end of period | $17.29 | $12.54 | $10.98 | $10.98 | $8.37 | $6.44 | $9.91 | $9.08 | $8.14 | $7.52 |
| Number of accumulation units outstanding at end of period | 65,830 | 76,436 | 77,145 | 63,956 | 33,672 | 33,603 | 27,543 | 19,993 | 21,837 | 14,722 |

**ING SMALL COMPANY PORTFOLIO**

| | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| Value at beginning of period | $35.60 | $31.35 | $32.43 | $26.29 | $20.79 | $30.41 | $28.96 | $25.01 | $22.87 | $20.16 |
| Value at end of period | $48.63 | $35.60 | $31.35 | $32.43 | $26.29 | $20.79 | $30.41 | $28.96 | $25.01 | $22.87 |
| Number of accumulation units outstanding at end of period | 88,990 | 183,198 | 201,089 | 208,726 | 167,456 | 179,454 | 184,068 | 199,461 | 273,644 | 270,368 |

**ING SOLUTION 2015 PORTFOLIO**
(Funds were first received in this option during July 2005)

| | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| Value at beginning of period | $12.88 | $11.65 | $11.84 | $10.73 | $8.85 | $12.20 | $11.76 | $10.71 | $10.44 |
| Value at end of period | $13.93 | $12.88 | $11.65 | $11.84 | $10.73 | $8.85 | $12.20 | $11.76 | $10.71 |
| Number of accumulation units outstanding at end of period | 141,890 | 255,688 | 287,659 | 259,787 | 167,271 | 154,946 | 91,089 | 37,317 | 2,237 |

**ING SOLUTION 2025 PORTFOLIO**
(Funds were first received in this option during May 2005)

| | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| Value at beginning of period | $12.63 | $11.23 | $11.69 | $10.36 | $8.31 | $12.67 | $12.21 | $10.94 | $10.32 |
| Value at end of period | $14.57 | $12.63 | $11.23 | $11.69 | $10.36 | $8.31 | $12.67 | $12.21 | $10.94 |
| Number of accumulation units outstanding at end of period | 470,495 | 586,555 | 627,871 | 566,984 | 378,624 | 278,523 | 118,560 | 20,669 | 5,374 |

**ING SOLUTION 2035 PORTFOLIO**
(Funds were first received in this option during July 2005)

| | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| Value at beginning of period | $12.78 | $11.20 | $11.84 | $10.42 | $8.19 | $13.11 | $12.56 | $11.10 | $10.84 |
| Value at end of period | $15.25 | $12.78 | $11.20 | $11.84 | $10.42 | $8.19 | $13.11 | $12.56 | $11.10 |
| Number of accumulation units outstanding at end of period | 232,790 | 286,876 | 350,483 | 380,933 | 395,959 | 293,654 | 165,297 | 8,501 | 164 |

| | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING SOLUTION 2045 PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during August 2005) | | | | | | | | | | |
| Value at beginning of period | $12.77 | $11.15 | $11.86 | $10.39 | $8.07 | $13.53 | $12.90 | $11.31 | $10.97 | |
| Value at end of period | $15.63 | $12.77 | $11.15 | $11.86 | $10.39 | $8.07 | $13.53 | $12.90 | $11.31 | |
| Number of accumulation units outstanding at end of period | 339,961 | 386,928 | 454,772 | 380,015 | 325,382 | 205,963 | 75,669 | 7,940 | 310 | |
| **ING SOLUTION 2055 PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during September 2010) | | | | | | | | | | |
| Value at beginning of period | $12.45 | $10.87 | $11.55 | $10.11 | | | | | | |
| Value at end of period | $15.25 | $12.45 | $10.87 | $11.55 | | | | | | |
| Number of accumulation units outstanding at end of period | 8,777 | 6,499 | 3,879 | 75 | | | | | | |
| **ING SOLUTION BALANCED PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during September 2008) | | | | | | | | | | |
| Value at beginning of period | $10.41 | $9.24 | $9.55 | $8.54 | $6.93 | $9.00 | | | | |
| Value at end of period | $11.94 | $10.41 | $9.24 | $9.55 | $8.54 | $6.93 | | | | |
| Number of accumulation units outstanding at end of period | 7,719 | 3,290 | 2,976 | 2,070 | 942 | 607 | | | | |
| **ING SOLUTION INCOME PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during September 2005) | | | | | | | | | | |
| Value at beginning of period | $12.97 | $11.92 | $11.97 | $11.02 | $9.48 | $11.47 | $11.00 | $10.33 | $10.23 | |
| Value at end of period | $13.76 | $12.97 | $11.92 | $11.97 | $11.02 | $9.48 | $11.47 | $11.00 | $10.33 | |
| Number of accumulation units outstanding at end of period | 89,600 | 85,713 | 89,840 | 89,473 | 21,320 | 22,488 | 44,500 | 140 | 59 | |
| **ING SOLUTION MODERATELY CONSERVATIVE PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during October 2008) | | | | | | | | | | |
| Value at beginning of period | $11.01 | $9.92 | $10.07 | $9.13 | $7.66 | $7.67 | | | | |
| Value at end of period | $11.96 | $11.01 | $9.92 | $10.07 | $9.13 | $7.66 | | | | |
| Number of accumulation units outstanding at end of period | 12,986 | 6,705 | 5,233 | 4,726 | 4,558 | 2,658 | | | | |
| **ING STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $20.43 | $18.35 | $18.18 | $16.51 | $14.12 | $18.64 | $17.77 | $16.53 | $16.06 | $15.00 |
| Value at end of period | $22.71 | $20.43 | $18.35 | $18.18 | $16.51 | $14.12 | $18.64 | $17.77 | $16.53 | $16.06 |
| Number of accumulation units outstanding at end of period | 50,138 | 65,165 | 59,962 | 57,599 | 58,985 | 61,179 | 47,464 | 38,641 | 56,267 | 77,212 |
| **ING STRATEGIC ALLOCATION GROWTH PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $19.30 | $16.93 | $17.58 | $15.69 | $12.63 | $19.92 | $19.13 | $17.04 | $16.19 | $14.57 |
| Value at end of period | $23.42 | $19.30 | $16.93 | $17.58 | $15.69 | $12.63 | $19.92 | $19.13 | $17.04 | $16.19 |
| Number of accumulation units outstanding at end of period | 102,790 | 149,559 | 177,328 | 169,435 | 140,891 | 137,569 | 110,242 | 115,492 | 216,238 | 235,562 |
| **ING STRATEGIC ALLOCATION MODERATE PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $19.56 | $17.37 | $17.62 | $15.86 | $13.13 | $19.04 | $18.21 | $16.52 | $15.91 | $14.56 |
| Value at end of period | $22.61 | $19.56 | $17.37 | $17.62 | $15.86 | $13.13 | $19.04 | $18.21 | $16.52 | $15.91 |
| Number of accumulation units outstanding at end of period | 65,457 | 81,174 | 84,516 | 91,534 | 87,162 | 92,821 | 90,782 | 75,524 | 135,090 | 190,198 |
| **ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during May 2005) | | | | | | | | | | |
| Value at beginning of period | $16.04 | $14.13 | $13.85 | $12.25 | $9.27 | $12.90 | $12.46 | $10.96 | $10.11 | |
| Value at end of period | $19.43 | $16.04 | $14.13 | $13.85 | $12.25 | $9.27 | $12.90 | $12.46 | $10.96 | |
| Number of accumulation units outstanding at end of period | 1,525,312 | 2,253,958 | 2,160,104 | 1,878,983 | 676,518 | 600,671 | 309,824 | 146,112 | 30,645 | |
| **ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2005) | | | | | | | | | | |
| Value at beginning of period | $15.52 | $13.93 | $14.59 | $11.45 | $7.63 | $13.54 | $12.04 | $11.50 | $9.94 | |
| Value at end of period | $20.81 | $15.52 | $13.93 | $14.59 | $11.45 | $7.63 | $13.54 | $12.04 | $11.50 | |
| Number of accumulation units outstanding at end of period | 476,948 | 626,492 | 722,973 | 868,037 | 906,219 | 985,769 | 1,097,828 | 1,236,769 | 1,516,714 | |
| **ING T. ROWE PRICE EQUITY INCOME PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $18.88 | $16.24 | $16.53 | $14.50 | $11.70 | $18.35 | $17.96 | $15.21 | $14.76 | $12.96 |
| Value at end of period | $24.28 | $18.88 | $16.24 | $16.53 | $14.50 | $11.70 | $18.35 | $17.96 | $15.21 | $14.76 |
| Number of accumulation units outstanding at end of period | | 127,647 | 173,229 | 182,117 | 172,681 | 59,740 | 56,015 | 53,267 | 81,482 | 49,271 |
| **ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $27.32 | $23.17 | $23.62 | $20.39 | $14.38 | $25.10 | $23.04 | $20.50 | $19.48 | $17.85 |
| Value at end of period | $37.72 | $27.32 | $23.17 | $23.62 | $20.39 | $14.38 | $25.10 | $23.04 | $20.50 | $19.48 |
| Number of accumulation units outstanding at end of period | | 192,543 | 402,708 | 448,410 | 469,522 | 321,691 | 336,596 | 339,737 | 529,677 | 452,366 |

# Condensed Financial Information (continued)

**ING T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO**
(Funds were first received in this option during July 2005)

| | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| Value at beginning of period | $14.45 | $12.27 | $12.52 | $9.17 | $18.32 | $15.33 | $12.46 | $10.22 | |
| Value at end of period | $16.38 | $14.45 | $14.12 | $12.52 | $9.17 | $18.32 | $15.33 | $12.46 | |
| Number of accumulation units outstanding at end of period | 21,234 | 34,542 | 37,592 | 46,122 | 45,894 | 42,129 | 29,751 | 18,763 | 5,782 |

**ING TEMPLETON FOREIGN EQUITY PORTFOLIO**
(Funds were first received in this option during April 2008)

| | | | | | |
|---|---|---|---|---|---|
| Value at beginning of period | $9.17 | $7.78 | $8.26 | $6.30 | $10.20 |
| Value at end of period | $10.94 | $9.17 | $8.92 | $8.26 | $6.30 |
| Number of accumulation units outstanding at end of period | 320,304 | 477,762 | 395,047 | 521,249 | 523,033 | 549,115 |

**ING TEMPLETON GLOBAL GROWTH PORTFOLIO**
(Funds were first received in this option during August 2006)

| | | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| Value at beginning of period | $10.65 | $8.82 | $8.83 | $6.73 | $11.26 | $11.09 | $9.52 | |
| Value at end of period | $13.80 | $10.65 | $9.44 | $8.83 | $6.73 | $11.26 | $11.09 | |
| Number of accumulation units outstanding at end of period | 69,690 | 72,726 | 77,511 | 60,870 | 46,004 | 36,305 | 26,158 | 9,080 |

**ING U.S. BOND INDEX PORTFOLIO**
(Funds were first received in this option during October 2008)

| | | | | | | |
|---|---|---|---|---|---|---|
| Value at beginning of period | $12.35 | $11.99 | $11.28 | $10.72 | $10.21 | $9.71 |
| Value at end of period | $11.93 | $12.35 | $11.99 | $11.28 | $10.72 | $10.21 |
| Number of accumulation units outstanding at end of period | 19,479 | 37,982 | 35,917 | 13,893 | 6,588 | 1,177 |

**INVESCO MID CAP CORE EQUITY FUND**
(Funds were first received in this option during May 2009)

| | | | | | |
|---|---|---|---|---|---|
| Value at beginning of period | $13.96 | $12.75 | $13.72 | $12.30 | $10.13 |
| Value at end of period | $17.88 | $13.96 | $12.75 | $13.72 | $12.30 |
| Number of accumulation units outstanding at end of period | 6,168 | 10,089 | 11,937 | 11,936 | 1,350 |

**INVESCO V.I. AMERICAN FRANCHISE FUND**
(Funds were first received in this option during April 2012)

| | | |
|---|---|---|
| Value at beginning of period | $36.04 | $37.17 |
| Value at end of period | $50.07 | $36.04 |
| Number of accumulation units outstanding at end of period | 36,778 | 47,093 |

**INVESCO V.I. CORE EQUITY FUND**

| | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| Value at beginning of period | $11.79 | $10.44 | $10.53 | $9.70 | $7.62 | $11.01 | $10.27 | $8.87 | $8.50 | $7.86 |
| Value at end of period | $15.11 | $11.79 | $10.44 | $10.53 | $9.70 | $7.62 | $11.01 | $10.27 | $8.87 | $8.50 |
| Number of accumulation units outstanding at end of period | 121,050 | 164,930 | 184,224 | 209,384 | 188,093 | 199,413 | 206,829 | 234,070 | 196,939 | 167,904 |

**JANUS ASPEN BALANCED PORTFOLIO**

| | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| Value at beginning of period | $38.10 | $33.82 | $33.56 | $31.23 | $29.98 | $25.02 | $27.35 | $24.92 | $23.28 | $21.63 |
| Value at end of period | $45.39 | $38.10 | $33.82 | $33.56 | $31.23 | $25.02 | $29.98 | $27.35 | $24.92 | $23.28 |
| Number of accumulation units outstanding at end of period | 0 | 0 | 0 | 13 | 18 | 13 | 9 | 54 | | 493,645 |

**JANUS ASPEN ENTERPRISE PORTFOLIO**

| | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| Value at beginning of period | $25.38 | $21.83 | $22.33 | $17.89 | $22.33 | $12.46 | $18.46 | $16.38 | $14.71 | $12.29 |
| Value at end of period | $33.32 | $25.38 | $21.83 | $22.33 | $17.89 | $12.46 | $22.33 | $18.46 | $16.38 | $14.71 |
| Number of accumulation units outstanding at end of period | 0 | 140 | 140 | 438 | 527 | 523 | 809 | 802 | 913 | 1,163,047 |

**JANUS ASPEN FLEXIBLE BOND PORTFOLIO**

| | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| Value at beginning of period | $28.15 | $26.20 | $24.76 | $23.12 | $20.60 | $19.59 | $18.46 | $17.87 | $17.66 | $17.14 |
| Value at end of period | $27.87 | $28.15 | $26.20 | $24.76 | $23.12 | $20.60 | $19.59 | $18.46 | $17.87 | $17.66 |
| Number of accumulation units outstanding at end of period | 1 | 1 | 1 | 1 | 21 | 78 | 5 | 5 | | 196,825 |

**JANUS ASPEN GLOBAL RESEARCH PORTFOLIO**

| | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| Value at beginning of period | $20.42 | $17.15 | $17.46 | $12.79 | $23.30 | $21.44 | $18.29 | $17.43 | $16.77 | |
| Value at end of period | $26.00 | $20.42 | $20.05 | $17.46 | $12.79 | $23.30 | $21.44 | $18.29 | $17.43 | |
| Number of accumulation units outstanding at end of period | 4 | 83 | 83 | 92 | 97 | 95 | 352 | 349 | 343 | 873,972 |

**JANUS ASPEN JANUS PORTFOLIO**

| | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| Value at beginning of period | $20.97 | $17.83 | $16.73 | $12.37 | $20.70 | $18.14 | $16.43 | $15.88 | $15.33 | |
| Value at end of period | $27.10 | $20.97 | $18.99 | $16.73 | $12.37 | $20.70 | $18.14 | $16.43 | $15.88 | |
| Number of accumulation units outstanding at end of period | 0 | 0 | 21 | 32 | 28 | 55 | 50 | 43 | | 493,053 |

# Condensed Financial Information (continued)

### LAZARD U.S. MID CAP EQUITY PORTFOLIO
(Funds were first received in this option during July 2007)

| | | | | | | | |
|---|---|---|---|---|---|---|---|
| Value at beginning of period | $8.72 | $8.34 | $8.93 | $7.32 | $5.34 | $8.76 | $9.59 |
| Value at end of period | $11.46 | $8.72 | $8.34 | $8.93 | $7.32 | $5.34 | $8.76 |
| Number of accumulation units outstanding at end of period | 21,133 | 22,958 | 28,222 | 70,966 | 17,347 | 134 | 6 |

### LOOMIS SAYLES SMALL CAP VALUE FUND
(Funds were first received in this option during May 2008)

| | | | | | | |
|---|---|---|---|---|---|---|
| Value at beginning of period | $12.66 | $11.00 | $11.30 | $9.14 | $7.17 | $10.26 |
| Value at end of period | $17.02 | $12.66 | $11.00 | $11.30 | $9.14 | $7.17 |
| Number of accumulation units outstanding at end of period | 56,748 | 83,154 | 67,440 | 17,882 | 6,653 | 3,415 |

### LORD ABBETT SERIES FUND - MID CAP STOCK PORTFOLIO

| | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| Value at beginning of period | $15.39 | $13.55 | $14.24 | $11.45 | $9.12 | $15.17 | $15.21 | $13.67 | $12.74 | $10.35 |
| Value at end of period | $19.89 | $15.39 | $13.55 | $14.24 | $11.45 | $9.12 | $15.17 | $15.21 | $13.67 | $12.74 |
| Number of accumulation units outstanding at end of period | 116,289 | 314,284 | 369,791 | 379,554 | 1,405,638 | 248,848 | 249,295 | 232,217 | 342,326 | 158,816 |

### METWEST TOTAL RETURN BOND FUND
(Funds were first received in this option during July 2013)

| | |
|---|---|
| Value at beginning of period | $9.56 |
| Value at end of period | $9.73 |
| Number of accumulation units outstanding at end of period | 79,530 |

### NEUBERGER BERMAN SOCIALLY RESPONSIVE FUND®
(Funds were first received in this option during July 2006)

| | | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| Value at beginning of period | $11.46 | $10.43 | $10.85 | $8.93 | $6.91 | $11.41 | $10.72 | $9.25 |
| Value at end of period | $15.68 | $11.46 | $10.43 | $10.85 | $8.93 | $6.91 | $11.41 | $10.72 |
| Number of accumulation units outstanding at end of period | 25,904 | 38,957 | 44,935 | 40,294 | 11,605 | 9,811 | 5,253 | 661 |

### NEW PERSPECTIVE FUND®

| | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| Value at beginning of period | $17.61 | $14.70 | $16.05 | $14.36 | $10.54 | $17.10 | $14.88 | $12.52 | $11.35 | $9.99 |
| Value at end of period | $22.13 | $17.61 | $14.70 | $16.05 | $14.36 | $10.54 | $17.10 | $14.88 | $12.52 | $11.35 |
| Number of accumulation units outstanding at end of period | 143,805 | 210,200 | 220,524 | 217,611 | 149,704 | 139,487 | 104,832 | 65,794 | 126,629 | 49,472 |

### OPPENHEIMER DEVELOPING MARKETS FUND

| | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| Value at beginning of period | $76.91 | $64.18 | $79.04 | $62.77 | $34.84 | $67.60 | $50.94 | $41.03 | $29.30 | $21.94 |
| Value at end of period | $82.63 | $76.91 | $64.18 | $79.04 | $62.77 | $34.84 | $67.60 | $50.94 | $41.03 | $29.30 |
| Number of accumulation units outstanding at end of period | 134,579 | 216,286 | 215,906 | 219,498 | 143,670 | 111,277 | 106,360 | 103,607 | 103,665 | 16,831 |

### OPPENHEIMER GLOBAL FUND/VA

| | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| Value at beginning of period | $26.74 | $22.24 | $24.46 | $21.27 | $15.35 | $25.88 | $24.55 | $21.04 | $18.56 | $15.71 |
| Value at end of period | $33.75 | $26.74 | $22.24 | $24.46 | $21.27 | $15.35 | $25.88 | $24.55 | $21.04 | $18.56 |
| Number of accumulation units outstanding at end of period | 0 | 0 | 258 | 568 | 538 | 470 | 369 | 331 | 461 | 657,638 |

### OPPENHEIMER GLOBAL STRATEGIC INCOME FUND/VA

| | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| Value at beginning of period | $21.83 | $19.39 | $17.01 | $14.44 | $16.97 | $15.61 | $14.64 | $14.38 | $13.35 |
| Value at end of period | $21.62 | $21.83 | $19.39 | $17.01 | $14.44 | $16.97 | $15.61 | $14.64 | $14.38 |
| Number of accumulation units outstanding at end of period | 0 | 0 | 0 | 227 | 227 | 232 | 234 | 234 | 116,322 |

### OPPENHEIMER MAIN STREET SMALL CAP FUND®/VA
(Funds were first received in this option during July 2005)

| | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| Value at beginning of period | $15.28 | $15.28 | $13.06 | $13.47 | $11.01 | $8.09 | $13.13 | $11.76 | $10.85 |
| Value at end of period | $21.37 | $15.28 | $15.28 | $13.06 | $13.47 | $11.01 | $8.09 | $13.13 | $11.76 |
| Number of accumulation units outstanding at end of period | 68,079 | 46,866 | 53,134 | 57,247 | 56,609 | 45,506 | 15,401 | 1,704 | |

### PAX WORLD BALANCED FUND

| | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| Value at beginning of period | $13.18 | $11.94 | $12.27 | $11.06 | $9.19 | $13.38 | $12.33 | $11.23 | $10.75 |
| Value at end of period | $15.20 | $13.18 | $11.94 | $12.27 | $11.06 | $9.19 | $13.38 | $12.33 | $11.23 |
| Number of accumulation units outstanding at end of period | 81,254 | 163,026 | 195,165 | 201,786 | 142,011 | 162,971 | 126,835 | 121,694 | 136,795 |

### PIMCO VIT REAL RETURN PORTFOLIO

| | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| Value at beginning of period | $16.60 | $15.39 | $13.90 | $12.97 | $11.05 | $11.99 | $10.94 | $10.94 | $10.81 | $10.27 |
| Value at end of period | $14.94 | $16.60 | $15.39 | $13.90 | $12.97 | $11.05 | $11.99 | $10.94 | $10.94 | $10.81 |
| Number of accumulation units outstanding at end of period | 265,363 | 482,222 | 439,230 | 400,759 | 288,706 | 239,600 | 100,830 | 84,571 | 73,154 | 16,991 |

CFI 172

# Condensed Financial Information (continued)

**PIONEER EMERGING MARKETS VCT PORTFOLIO**
(Funds were first received in this option during May 2007)

| | | | | | | | |
|---|---|---|---|---|---|---|---|
| Value at beginning of period | $8.88 | $7.99 | $10.53 | $9.16 | $5.29 | $12.76 | $10.06 |
| Value at end of period | $8.63 | $8.88 | $7.99 | $10.53 | $9.16 | $5.29 | $12.76 |
| Number of accumulation units outstanding at end of period | 68,567 | 146,900 | 171,313 | 177,578 | 163,138 | 106,502 | 79,218 |

**PIONEER HIGH YIELD VCT PORTFOLIO**

| | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| Value at beginning of period | $16.30 | $14.16 | $14.53 | $12.41 | $7.80 | $12.18 | $11.61 | $10.79 | $10.68 | $9.85 |
| Value at end of period | $18.11 | $16.30 | $14.16 | $14.53 | $12.41 | $7.80 | $12.18 | $11.61 | $10.79 | $10.68 |
| Number of accumulation units outstanding at end of period | 61,334 | 86,662 | 68,300 | 62,843 | 43,503 | 55,749 | 41,569 | 26,196 | 38,116 | 21,060 |

**SMALLCAP WORLD FUND®**
(Funds were first received in this option during June 2008)

| | | | | | | |
|---|---|---|---|---|---|---|
| Value at beginning of period | $10.60 | $8.76 | $10.31 | $8.32 | $5.46 | $9.96 |
| Value at end of period | $13.59 | $10.60 | $8.76 | $10.31 | $8.32 | $5.46 |
| Number of accumulation units outstanding at end of period | 23,918 | 44,881 | 40,921 | 32,025 | 3,193 | 2,311 |

**TEMPLETON GLOBAL BOND FUND**

| | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| Value at beginning of period | $21.33 | $18.58 | $19.19 | $17.18 | $14.57 | $13.83 | $12.58 | $11.19 | $11.64 | $9.94 |
| Value at end of period | $21.62 | $21.33 | $18.58 | $19.19 | $17.18 | $14.57 | $13.83 | $12.58 | $11.19 | $11.64 |
| Number of accumulation units outstanding at end of period | 507,281 | 740,227 | 708,559 | 648,907 | 292,953 | 251,583 | 129,693 | 67,124 | 47,660 | 7,770 |

**THE BOND FUND OF AMERICA℠**
(Funds were first received in this option during May 2008)

| | | | | | | |
|---|---|---|---|---|---|---|
| Value at beginning of period | $11.71 | $11.15 | $10.56 | $9.93 | $8.72 | $9.96 |
| Value at end of period | $11.38 | $11.71 | $11.15 | $10.56 | $9.93 | $8.72 |
| Number of accumulation units outstanding at end of period | 55,975 | 85,105 | 89,164 | 78,642 | 53,288 | 24,007 |

**THE GROWTH FUND OF AMERICA®**

| | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| Value at beginning of period | $15.02 | $12.57 | $8.97 | $11.97 | $13.33 | $14.85 | $13.51 | $12.28 | $10.85 | $9.65 |
| Value at end of period | $19.94 | $15.02 | $12.57 | $8.97 | $11.97 | $13.33 | $14.85 | $13.51 | $12.28 | $10.85 |
| Number of accumulation units outstanding at end of period | 529,707 | 927,583 | 1,102,940 | 758,979 | 688,355 | 496,556 | 426,366 | 450,471 |  | 128,793 |

**USAA PRECIOUS METALS AND MINERALS FUND**
(Funds were first received in this option during May 2011)

| | | | |
|---|---|---|---|
| Value at beginning of period | $7.63 | $8.76 | $9.85 |
| Value at end of period | $3.68 | $7.63 | $8.76 |
| Number of accumulation units outstanding at end of period | 35,846 | 63,903 | 34,967 |

**WANGER INTERNATIONAL**
(Funds were first received in this option during June 2007)

| | | | | | | | |
|---|---|---|---|---|---|---|---|
| Value at beginning of period | $10.64 | $10.42 | $8.83 | $8.42 | $5.67 | $10.39 | $10.51 |
| Value at end of period | $12.91 | $10.64 | $10.42 | $8.83 | $8.42 | $5.67 | $10.39 |
| Number of accumulation units outstanding at end of period | 233,371 | 287,113 | 259,694 | 275,242 | 111,338 | 62,225 | 29,170 |

**WANGER SELECT**

| | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| Value at beginning of period | $16.15 | $13.75 | $16.85 | $13.43 | $8.15 | $16.13 | $14.87 | $12.53 | $11.44 | $9.97 |
| Value at end of period | $21.55 | $16.15 | $13.75 | $16.85 | $13.43 | $8.15 | $16.13 | $14.87 | $12.53 | $11.44 |
| Number of accumulation units outstanding at end of period | 178,817 | 291,971 | 343,889 | 404,307 | 294,722 | 228,012 | 154,764 | 54,744 | 44,021 | 13,495 |

**WANGER USA**

| | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| Value at beginning of period | $16.81 | $14.12 | $14.76 | $12.07 | $8.56 | $14.31 | $13.69 | $12.80 | $11.60 | $10.18 |
| Value at end of period | $22.29 | $16.81 | $14.12 | $14.76 | $12.07 | $8.56 | $14.31 | $13.69 | $12.80 | $11.60 |
| Number of accumulation units outstanding at end of period | 110,916 | 150,414 | 183,421 | 179,661 | 145,350 | 115,162 | 95,012 | 52,587 | 76,525 | 12,356 |

**WASHINGTON MUTUAL INVESTORS FUND℠**

| | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| Value at beginning of period | $13.94 | $12.50 | $11.78 | $10.49 | $8.89 | $13.41 | $13.01 | $11.13 | $10.84 | $9.98 |
| Value at end of period | $18.22 | $13.94 | $12.50 | $11.78 | $10.49 | $8.89 | $13.41 | $13.01 | $11.13 | $10.84 |
| Number of accumulation units outstanding at end of period | 226,825 | 443,507 | 452,720 | 455,530 | 325,085 | 342,968 | 293,251 | 234,784 | 250,556 | 88,143 |

**WELLS FARGO ADVANTAGE SPECIAL SMALL CAP VALUE FUND**

| | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| Value at beginning of period | $25.71 | $22.85 | $23.56 | $19.38 | $15.05 | $22.24 | $24.41 | $20.27 | $18.51 | $16.06 |
| Value at end of period | $35.20 | $25.71 | $22.85 | $23.56 | $19.38 | $15.05 | $22.24 | $24.41 | $20.27 | $18.51 |
| Number of accumulation units outstanding at end of period | 74,900 | 125,164 | 130,373 | 150,993 | 108,555 | 102,484 | 80,955 | 69,703 | 50,591 | 21,369 |

**Condensed Financial Information (continued)**

**TABLE 20**

FOR CONTRACTS ISSUED UNDER 403(b), 401(a) AND 401(k) PLANS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 0.90%

(Selected data for accumulation units outstanding throughout each period)

| | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ALGER GREEN FUND** | | | | | | | | | | |
| (Funds were first received in this option during August 2009) | | | | | | | | | | |
| Value at beginning of period | $15.07 | $13.24 | $14.10 | $12.98 | $11.52 | | | | | |
| Value at end of period | $20.13 | $15.07 | $13.24 | $14.10 | $12.98 | | | | | |
| Number of accumulation units outstanding at end of period | 0 | 0 | 0 | 1,784 | 244 | | | | | |
| **AMANA GROWTH FUND** | | | | | | | | | | |
| (Funds were first received in this option during June 2009) | | | | | | | | | | |
| Value at beginning of period | $11.85 | $10.76 | $11.06 | $9.63 | $8.24 | | | | | |
| Value at end of period | $14.43 | $11.85 | $10.76 | $11.06 | $9.63 | | | | | |
| Number of accumulation units outstanding at end of period | 2,742 | 2,223 | 2,167 | 6,226 | 3,101 | | | | | |
| **AMANA INCOME FUND** | | | | | | | | | | |
| (Funds were first received in this option during July 2009) | | | | | | | | | | |
| Value at beginning of period | $12.10 | $11.14 | $11.03 | $9.91 | $8.16 | | | | | |
| Value at end of period | $15.56 | $12.10 | $11.14 | $11.03 | $9.91 | | | | | |
| Number of accumulation units outstanding at end of period | 1,271 | 723 | 1,046 | 24,649 | 3,649 | | | | | |
| **AMERICAN CENTURY® INFLATION-ADJUSTED BOND FUND** | | | | | | | | | | |
| (Funds were first received in this option during August 2009) | | | | | | | | | | |
| Value at beginning of period | $13.27 | $12.55 | $11.21 | $10.72 | $10.25 | | | | | |
| Value at end of period | $11.95 | $13.27 | $12.55 | $11.21 | $10.72 | | | | | |
| Number of accumulation units outstanding at end of period | 4,556 | 8,560 | 11,764 | 10,947 | 4,263 | | | | | |
| **ARIEL FUND** | | | | | | | | | | |
| (Funds were first received in this option during January 2011) | | | | | | | | | | |
| Value at beginning of period | $17.81 | $14.94 | $17.16 | | | | | | | |
| Value at end of period | $25.54 | $17.81 | $14.94 | | | | | | | |
| Number of accumulation units outstanding at end of period | 991 | 514 | 335 | | | | | | | |
| **ARTISAN INTERNATIONAL FUND** | | | | | | | | | | |
| (Funds were first received in this option during July 2008) | | | | | | | | | | |
| Value at beginning of period | $9.57 | $7.70 | $8.38 | $7.99 | $5.76 | $9.46 | | | | |
| Value at end of period | $11.88 | $9.57 | $7.70 | $8.38 | $7.99 | $5.76 | | | | |
| Number of accumulation units outstanding at end of period | 6,136 | 1,297 | 908 | 4,946 | 834 | 366 | | | | |
| **ASTON/FAIRPOINTE MID CAP FUND** | | | | | | | | | | |
| (Funds were first received in this option during August 2010) | | | | | | | | | | |
| Value at beginning of period | $12.55 | $10.87 | $11.74 | $10.00 | | | | | | |
| Value at end of period | $17.97 | $12.55 | $10.87 | $11.74 | | | | | | |
| Number of accumulation units outstanding at end of period | 1,048 | 983 | 797 | 1,046 | | | | | | |
| **BLACKROCK MID CAP VALUE OPPORTUNITIES FUND** | | | | | | | | | | |
| (Funds were first received in this option during November 2009) | | | | | | | | | | |
| Value at beginning of period | $17.38 | $15.49 | $15.73 | $12.63 | $11.89 | | | | | |
| Value at end of period | $22.96 | $17.38 | $15.49 | $15.73 | $12.63 | | | | | |
| Number of accumulation units outstanding at end of period | 304 | 156 | 548 | 1,880 | 22 | | | | | |
| **CALVERT VP SRI BALANCED PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $14.87 | $13.58 | $13.10 | $11.79 | $9.50 | $13.95 | $13.70 | $12.71 | $12.14 | $11.32 |
| Value at end of period | $17.39 | $14.87 | $13.58 | $13.10 | $11.79 | $9.50 | $13.95 | $13.70 | $12.71 | $12.14 |
| Number of accumulation units outstanding at end of period | 3,159 | 5,099 | 10,814 | 10,652 | 8,762 | 9,421 | 9,762 | 15,580 | 9,860 | 9,191 |
| **COHEN & STEERS REALTY SHARES, INC.** | | | | | | | | | | |
| (Funds were first received in this option during September 2011) | | | | | | | | | | |
| Value at beginning of period | $10.87 | $9.48 | $8.65 | | | | | | | |
| Value at end of period | $11.10 | $10.87 | $9.48 | | | | | | | |
| Number of accumulation units outstanding at end of period | 367 | 383 | 16 | | | | | | | |

**Condensed Financial Information (continued)**

| | 2004 | 2005 | 2006 | 2007 | 2008 | 2009 | 2010 | 2011 | 2012 | 2013 |
|---|---|---|---|---|---|---|---|---|---|---|
| **COLUMBIA DIVERSIFIED EQUITY INCOME FUND** | | | | | | | | | | |
| (Funds were first received in this option during September 2008) | | | | | | | | | | |
| Value at beginning of period | | | | | $8.12 | $6.19 | $7.81 | $9.00 | $8.46 | $9.64 |
| Value at end of period | | | | | $6.19 | $7.81 | $9.00 | $8.46 | $9.64 | $12.50 |
| Number of accumulation units outstanding at end of period | | | | | 514 | 0 | 2,732 | 0 | 0 | 89 |
| **COLUMBIA MID CAP VALUE FUND (CLASS A)** | | | | | | | | | | |
| (Funds were first received in this option during September 2008) | | | | | | | | | | |
| Value at beginning of period | | | | | $8.48 | $6.09 | $7.99 | $9.73 | $9.23 | $10.66 |
| Value at end of period | | | | | $6.09 | $7.99 | $9.73 | $9.23 | $10.66 | $14.27 |
| Number of accumulation units outstanding at end of period | | | | | 173 | 276 | 2,327 | 0 | 0 | 3 |
| **EUROPACIFIC GROWTH FUND®** | | | | | | | | | | |
| Value at beginning of period | $9.98 | $11.48 | $13.77 | $16.63 | $19.59 | $11.54 | $15.91 | $17.25 | $14.77 | $17.45 |
| Value at end of period | $11.48 | $13.77 | $16.63 | $19.59 | $11.54 | $15.91 | $17.25 | $14.77 | $17.45 | $20.78 |
| Number of accumulation units outstanding at end of period | 754 | 7,764 | 17,567 | 27,275 | 48,358 | 62,563 | 87,916 | 12,667 | 19,995 | 21,864 |
| **FIDELITY® VIP CONTRAFUND® PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $13.93 | $15.95 | $18.48 | $20.46 | $23.85 | $13.58 | $18.27 | $21.22 | $20.50 | $23.65 |
| Value at end of period | $15.95 | $18.48 | $20.46 | $23.85 | $13.58 | $18.27 | $21.22 | $20.50 | $23.65 | $30.78 |
| Number of accumulation units outstanding at end of period | 102,099 | 161,935 | 216,615 | 209,353 | 217,736 | 219,597 | 238,209 | 102,144 | 143,636 | 131,553 |
| **FIDELITY® VIP EQUITY-INCOME PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $12.10 | $13.37 | $14.03 | $16.71 | $16.82 | $9.56 | $12.33 | $14.07 | $14.08 | $16.37 |
| Value at end of period | $13.37 | $14.03 | $16.71 | $16.82 | $9.56 | $12.33 | $14.07 | $14.08 | $16.37 | $20.79 |
| Number of accumulation units outstanding at end of period | 55,599 | 62,913 | 71,702 | 52,643 | 57,482 | 56,842 | 59,877 | 22,647 | 17,857 | 14,664 |
| **FIDELITY® VIP GROWTH PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $11.61 | $11.89 | $12.47 | $13.20 | $16.61 | $8.70 | $11.06 | $13.61 | $13.51 | $15.36 |
| Value at end of period | $11.89 | $12.47 | $13.20 | $16.61 | $8.70 | $11.06 | $13.61 | $13.51 | $15.36 | $20.75 |
| Number of accumulation units outstanding at end of period | 88,224 | 89,122 | 97,269 | 65,734 | 71,974 | 64,537 | 66,372 | 32,500 | 26,912 | 15,664 |
| **FIDELITY® VIP OVERSEAS PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $10.48 | $11.80 | $13.92 | $16.29 | $18.94 | $10.55 | $13.23 | $14.83 | $12.17 | $14.57 |
| Value at end of period | $11.80 | $13.92 | $16.29 | $18.94 | $10.55 | $13.23 | $14.83 | $12.17 | $14.57 | $18.83 |
| Number of accumulation units outstanding at end of period | 6,522 | 9,833 | 16,029 | 11,860 | 11,257 | 7,627 | 7,593 | 6,354 | 4,776 | 4,206 |
| **FRANKLIN SMALL CAP VALUE SECURITIES FUND** | | | | | | | | | | |
| Value at beginning of period | $12.14 | $14.89 | $16.05 | $18.60 | $18.00 | $11.95 | $15.29 | $19.43 | $18.54 | $21.75 |
| Value at end of period | $14.89 | $16.05 | $18.60 | $18.00 | $11.95 | $15.29 | $19.43 | $18.54 | $21.75 | $29.36 |
| Number of accumulation units outstanding at end of period | 4,281 | 11,194 | 10,085 | 15,469 | 17,373 | 19,174 | 23,197 | 4,097 | 4,065 | 6,359 |
| **FUNDAMENTAL INVESTORS℠** | | | | | | | | | | |
| (Funds were first received in this option during July 2008) | | | | | | | | | | |
| Value at beginning of period | | | | | $9.19 | $6.11 | $8.08 | $9.12 | $8.87 | $10.30 |
| Value at end of period | | | | | $6.11 | $8.08 | $9.12 | $8.87 | $10.30 | $13.41 |
| Number of accumulation units outstanding at end of period | | | | | 8,431 | 28,551 | 61,687 | 0 | 0 | 116 |
| **ING AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $10.88 | $13.08 | $13.98 | $16.00 | $15.39 | $11.20 | $15.06 | $18.22 | $17.48 | $20.16 |
| Value at end of period | $13.08 | $13.98 | $16.00 | $15.39 | $11.20 | $15.06 | $18.22 | $17.48 | $20.16 | $26.25 |
| Number of accumulation units outstanding at end of period | 2,817 | 2,625 | 1,721 | 1,031 | 1,458 | 1,619 | 3,355 | 511 | 122 | 30 |
| **ING BALANCED PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $12.31 | $13.34 | $13.79 | $15.03 | $15.72 | $11.20 | $13.24 | $14.97 | $14.64 | $16.49 |
| Value at end of period | $13.34 | $13.79 | $15.03 | $15.72 | $11.20 | $13.24 | $14.97 | $14.64 | $16.49 | $19.07 |
| Number of accumulation units outstanding at end of period | 30,371 | 31,122 | 177,825 | 201,892 | 183,469 | 178,075 | 186,608 | 72,857 | 115,055 | 94,511 |
| **ING BARON GROWTH PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $11.51 | $14.60 | $15.54 | $17.75 | $18.66 | $10.86 | $14.56 | $18.25 | $18.49 | $21.93 |
| Value at end of period | $14.60 | $15.54 | $17.75 | $18.66 | $10.86 | $14.56 | $18.25 | $18.49 | $21.93 | $30.17 |
| Number of accumulation units outstanding at end of period | 3,586 | 8,895 | 15,082 | 29,714 | 26,245 | 26,624 | 33,234 | 19,458 | 14,990 | 17,436 |

# Condensed Financial Information (continued)

| | 2004 | 2005 | 2006 | 2007 | 2008 | 2009 | 2010 | 2011 | 2012 | 2013 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING BLACKROCK HEALTH SCIENCES OPPORTUNITIES PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during June 2005) | | | | | | | | | | |
| Value at beginning of period | | $10.23 | $11.23 | $12.68 | $13.64 | $9.64 | $11.47 | $12.16 | $12.63 | $14.86 |
| Value at end of period | | $11.23 | $12.68 | $13.64 | $9.64 | $11.47 | $12.16 | $12.63 | $14.86 | $21.25 |
| Number of accumulation units outstanding at end of period | | 785 | 2,611 | 2,773 | 4,094 | 3,207 | 3,116 | 1,842 | 1,957 | 3,811 |
| **ING BLACKROCK LARGE CAP GROWTH PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2007) | | | | | | | | | | |
| Value at beginning of period | | | | $10.69 | $10.45 | $6.32 | $8.18 | $9.21 | $9.01 | $10.25 |
| Value at end of period | | | | $10.45 | $6.32 | $8.18 | $9.21 | $9.01 | $10.25 | $13.55 |
| Number of accumulation units outstanding at end of period | | | | 33,271 | 36,239 | 32,319 | 32,377 | 20,938 | 13,206 | 9,821 |
| **ING CLARION GLOBAL REAL ESTATE PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during September 2008) | | | | | | | | | | |
| Value at beginning of period | | | | | $9.74 | $6.71 | $8.89 | $10.25 | $9.64 | $12.04 |
| Value at end of period | | | | | $6.71 | $8.89 | $10.25 | $9.64 | $12.04 | $12.40 |
| Number of accumulation units outstanding at end of period | | | | | 25,364 | 16,447 | 19,024 | 11,256 | 12,274 | 9,921 |
| **ING CLARION REAL ESTATE PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during July 2006) | | | | | | | | | | |
| Value at beginning of period | | | $10.34 | $12.33 | $10.05 | $6.12 | $8.25 | $10.46 | $11.35 | $13.00 |
| Value at end of period | | | $12.33 | $10.05 | $6.12 | $8.25 | $10.46 | $11.35 | $13.00 | $13.14 |
| Number of accumulation units outstanding at end of period | | | 1,950 | 7,157 | 9,896 | 9,315 | 8,145 | 2,322 | 3,590 | 5,083 |
| **ING COLUMBIA CONTRARIAN CORE PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $16.65 | $17.90 | $18.43 | $20.79 | $21.46 | $12.93 | $16.86 | $18.73 | $17.69 | $19.68 |
| Value at end of period | $17.90 | $18.43 | $20.79 | $21.46 | $12.93 | $16.86 | $18.73 | $17.69 | $19.68 | $26.28 |
| Number of accumulation units outstanding at end of period | 411 | 1,118 | 1,335 | 2,081 | 3,217 | 2,292 | 2,537 | 2,061 | 2,114 | 1,366 |
| **ING COLUMBIA SMALL CAP VALUE II PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during March 2007) | | | | | | | | | | |
| Value at beginning of period | | | | $10.31 | $10.30 | $6.73 | $8.31 | $10.32 | $9.95 | $11.27 |
| Value at end of period | | | | $10.30 | $6.73 | $8.31 | $10.32 | $9.95 | $11.27 | $15.63 |
| Number of accumulation units outstanding at end of period | | | | 321 | 2,466 | 3,127 | 3,794 | 151 | 158 | 164 |
| **ING FMR<sup>SM</sup> DIVERSIFIED MID CAP PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during June 2005) | | | | | | | | | | |
| Value at beginning of period | | $10.27 | $11.85 | $13.14 | $14.91 | $8.99 | $12.41 | $15.78 | $13.93 | $15.82 |
| Value at end of period | | $11.85 | $13.14 | $14.91 | $8.99 | $12.41 | $15.78 | $13.93 | $15.82 | $21.33 |
| Number of accumulation units outstanding at end of period | | 643 | 1,196 | 4,969 | 4,810 | 4,459 | 5,441 | 991 | 706 | 761 |
| **ING GLOBAL BOND PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2005) | | | | | | | | | | |
| Value at beginning of period | | $9.99 | $10.14 | $10.90 | $11.75 | $9.84 | $11.86 | $13.61 | $13.99 | $14.96 |
| Value at end of period | | $10.14 | $10.90 | $11.75 | $9.84 | $11.86 | $13.61 | $13.99 | $14.96 | $14.23 |
| Number of accumulation units outstanding at end of period | | 38,834 | 62,147 | 74,382 | 73,247 | 67,604 | 78,531 | 22,164 | 22,159 | 18,487 |
| **ING GLOBAL RESOURCES PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during January 2007) | | | | | | | | | | |
| Value at beginning of period | | | | $9.69 | $13.51 | $7.90 | $10.77 | $12.98 | $11.69 | $11.25 |
| Value at end of period | | | | $13.51 | $7.90 | $10.77 | $12.98 | $11.69 | $11.25 | $12.67 |
| Number of accumulation units outstanding at end of period | | | | 43,060 | 63,283 | 36,081 | 37,425 | 18,659 | 15,581 | 14,342 |
| **ING GROWTH AND INCOME PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $8.33 | $8.95 | $9.59 | $10.86 | $11.55 | $7.14 | $9.22 | $10.43 | $10.31 | $11.82 |
| Value at end of period | $8.95 | $9.59 | $10.86 | $11.55 | $7.14 | $9.22 | $10.43 | $10.31 | $11.82 | $15.31 |
| Number of accumulation units outstanding at end of period | 198,181 | 169,584 | 338,058 | 280,190 | 279,405 | 266,125 | 307,382 | 197,096 | 129,851 | 109,590 |
| **ING INDEX PLUS LARGECAP PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $11.23 | $12.31 | $12.86 | $14.60 | $15.20 | $9.46 | $11.55 | $13.04 | $12.91 | $14.65 |
| Value at end of period | $12.31 | $12.86 | $14.60 | $15.20 | $9.46 | $11.55 | $13.04 | $12.91 | $14.65 | $19.29 |
| Number of accumulation units outstanding at end of period | 67,929 | 94,961 | 135,541 | 146,945 | 116,681 | 113,038 | 104,993 | 49,281 | 32,402 | 31,567 |

# Condensed Financial Information (continued)

| | 2004 | 2005 | 2006 | 2007 | 2008 | 2009 | 2010 | 2011 | 2012 | 2013 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING INDEX PLUS MIDCAP PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $16.65 | $19.24 | $21.19 | $22.98 | $24.03 | $14.87 | $19.41 | $23.45 | $22.97 | $26.80 |
| Value at end of period | $19.24 | $21.19 | $22.98 | $24.03 | $14.87 | $19.41 | $23.45 | $22.97 | $26.80 | $35.73 |
| Number of accumulation units outstanding at end of period | 24,390 | 50,441 | 67,609 | 75,946 | 57,438 | 52,695 | 56,445 | 44,199 | 56,306 | 49,853 |
| **ING INDEX PLUS SMALLCAP PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $12.44 | $15.05 | $16.05 | $18.10 | $16.82 | $11.07 | $13.70 | $16.68 | $16.41 | $18.28 |
| Value at end of period | $15.05 | $16.05 | $18.10 | $16.82 | $11.07 | $13.70 | $16.68 | $16.41 | $18.28 | $25.85 |
| Number of accumulation units outstanding at end of period | 14,248 | 39,820 | 54,260 | 69,764 | 56,988 | 50,732 | 50,009 | 47,531 | 46,476 | 43,391 |
| **ING INTERMEDIATE BOND PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $13.88 | $14.43 | $14.75 | $15.21 | $15.98 | $14.49 | $16.03 | $17.45 | $18.59 | $20.16 |
| Value at end of period | $14.43 | $14.75 | $15.21 | $15.98 | $14.49 | $16.03 | $17.45 | $18.59 | $20.16 | $19.95 |
| Number of accumulation units outstanding at end of period | 35,058 | 48,294 | 86,965 | 100,361 | 82,848 | 74,366 | 77,947 | 37,958 | 49,600 | 38,780 |
| **ING INTERNATIONAL INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during July 2008) | | | | | | | | | | |
| Value at beginning of period | | | | | $8.95 | $5.93 | $7.52 | $8.03 | $6.99 | $8.23 |
| Value at end of period | | | | | $5.93 | $7.52 | $8.03 | $6.99 | $8.23 | $9.90 |
| Number of accumulation units outstanding at end of period | | | | | 1,528 | 13,889 | 22,804 | 8,800 | 4,784 | 4,403 |
| **ING INTERNATIONAL VALUE PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $10.32 | $12.01 | $13.03 | $16.71 | $18.78 | $10.66 | $13.43 | $13.64 | $11.50 | $13.59 |
| Value at end of period | $12.01 | $13.03 | $16.71 | $18.78 | $10.66 | $13.43 | $13.64 | $11.50 | $13.59 | $16.32 |
| Number of accumulation units outstanding at end of period | 1,708 | 4,867 | 9,475 | 14,520 | 14,504 | 12,679 | 8,004 | 3,635 | 2,356 | 2,100 |
| **ING INVESCO COMSTOCK PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $10.70 | $12.38 | $12.69 | $14.58 | $14.12 | $8.89 | $11.32 | $12.92 | $12.53 | $14.74 |
| Value at end of period | $12.38 | $12.69 | $14.58 | $14.12 | $8.89 | $11.32 | $12.92 | $12.53 | $14.74 | $19.72 |
| Number of accumulation units outstanding at end of period | 9,595 | 25,253 | 35,210 | 50,042 | 48,408 | 51,500 | 51,409 | 43,309 | 43,190 | 38,234 |
| **ING INVESCO EQUITY AND INCOME PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2005) | | | | | | | | | | |
| Value at beginning of period | | $10.34 | $11.10 | $12.40 | $12.72 | $9.66 | $11.75 | $13.08 | $12.82 | $14.33 |
| Value at end of period | | $11.10 | $12.40 | $12.72 | $9.66 | $11.75 | $13.08 | $12.82 | $14.33 | $17.75 |
| Number of accumulation units outstanding at end of period | | 58,428 | 65,226 | 49,867 | 54,955 | 51,757 | 55,501 | 26,491 | 18,986 | 13,104 |
| **ING INVESCO GROWTH AND INCOME PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during October 2005) | | | | | | | | | | |
| Value at beginning of period | | $10.84 | $11.07 | $12.72 | $12.94 | $8.69 | $10.67 | $11.90 | $11.54 | $13.10 |
| Value at end of period | | $11.07 | $12.72 | $12.94 | $8.69 | $10.67 | $11.90 | $11.54 | $13.10 | $17.38 |
| Number of accumulation units outstanding at end of period | | 393 | 3,214 | 4,845 | 8,324 | 7,071 | 7,703 | 1,053 | 961 | 961 |
| **ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during August 2005) | | | | | | | | | | |
| Value at beginning of period | | $11.48 | $13.44 | $18.08 | $24.82 | $11.99 | $20.38 | $24.29 | $19.68 | $23.23 |
| Value at end of period | | $13.44 | $18.08 | $24.82 | $11.99 | $20.38 | $24.29 | $19.68 | $23.23 | $21.70 |
| Number of accumulation units outstanding at end of period | | 829 | 7,003 | 12,372 | 14,870 | 13,325 | 13,436 | 6,290 | 6,272 | 4,027 |
| **ING JPMORGAN MID CAP VALUE PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $11.84 | $14.16 | $15.22 | $17.58 | $17.83 | $11.83 | $14.73 | $17.95 | $18.11 | $21.54 |
| Value at end of period | $14.16 | $15.22 | $17.58 | $17.83 | $11.83 | $14.73 | $17.95 | $18.11 | $21.54 | $28.08 |
| Number of accumulation units outstanding at end of period | 1,651 | 7,380 | 11,185 | 16,638 | 17,365 | 16,714 | 18,805 | 9,427 | 10,162 | 10,396 |
| **ING JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during August 2005) | | | | | | | | | | |
| Value at beginning of period | | $11.13 | $11.32 | $13.09 | $12.75 | $8.85 | $11.17 | $14.03 | $13.72 | $16.13 |
| Value at end of period | | $11.32 | $13.09 | $12.75 | $8.85 | $11.17 | $14.03 | $13.72 | $16.13 | $22.22 |
| Number of accumulation units outstanding at end of period | | 2,291 | 334 | 595 | 1,331 | 597 | 721 | 448 | 397 | 620 |
| **ING LARGE CAP GROWTH PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during January 2011) | | | | | | | | | | |
| Value at beginning of period | | | | | | | | $10.32 | $10.34 | $12.10 |
| Value at end of period | | | | | | | | $10.34 | $12.10 | $15.70 |
| Number of accumulation units outstanding at end of period | | | | | | | | 22,840 | 12,489 | 9,922 |

**Condensed Financial Information (continued)**

| | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING LARGE CAP VALUE PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during July 2007) | | | | | | | | | | |
| Value at beginning of period | $9.78 | $8.60 | $8.38 | $7.09 | $6.35 | $9.17 | $9.38 | | | |
| Value at end of period | $12.68 | $9.78 | $8.60 | $8.38 | $7.09 | $6.35 | $9.17 | | | |
| Number of accumulation units outstanding at end of period | 24,281 | 13,002 | 16,038 | 144,296 | 126,610 | 100,144 | 77,332 | | | |
| **ING MARSICO GROWTH PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2008) | | | | | | | | | | |
| Value at beginning of period | $10.97 | $9.81 | $10.04 | $8.43 | $6.58 | $10.23 | | | | |
| Value at end of period | $14.78 | $10.97 | $9.81 | $10.04 | $8.43 | $6.58 | | | | |
| Number of accumulation units outstanding at end of period | 412 | 417 | 506 | 1,867 | 1,608 | 1,616 | | | | |
| **ING MFS TOTAL RETURN PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $16.72 | $15.17 | $15.07 | $13.84 | $11.85 | $15.40 | $14.94 | $13.47 | $13.20 | $12.25 |
| Value at end of period | $19.66 | $16.72 | $15.17 | $15.07 | $13.84 | $11.85 | $15.40 | $14.94 | $13.47 | $13.20 |
| Number of accumulation units outstanding at end of period | 3,803 | 3,931 | 6,613 | 9,403 | 9,012 | 12,637 | 12,411 | 15,601 | 9,016 | 1,007 |
| **ING MFS UTILITIES PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during November 2005) | | | | | | | | | | |
| Value at beginning of period | $20.28 | $18.06 | $17.13 | $15.21 | $11.55 | $18.71 | $14.83 | $11.44 | $11.33 | |
| Value at end of period | $24.15 | $20.28 | $18.06 | $17.13 | $15.21 | $11.55 | $18.71 | $14.83 | $11.44 | |
| Number of accumulation units outstanding at end of period | 4,583 | 4,639 | 7,689 | 16,382 | 13,327 | 15,208 | 11,188 | 3,432 | 9 | |
| **ING MIDCAP OPPORTUNITIES PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $18.92 | $16.72 | $16.96 | $13.13 | $9.37 | $15.15 | $12.16 | $11.38 | $10.41 | $9.41 |
| Value at end of period | $24.75 | $18.92 | $16.72 | $16.96 | $13.13 | $9.37 | $15.15 | $12.16 | $11.38 | $10.41 |
| Number of accumulation units outstanding at end of period | 10,135 | 2,931 | 2,449 | 23,982 | 15,536 | 10,458 | 2,968 | 2,667 | 1,310 | 794 |
| **ING MONEY MARKET PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $12.93 | $13.04 | $13.16 | $13.25 | $13.32 | $13.09 | $12.56 | $12.09 | $11.84 | $11.82 |
| Value at end of period | $12.82 | $12.93 | $13.04 | $13.16 | $13.25 | $13.32 | $13.09 | $12.56 | $12.09 | $11.84 |
| Number of accumulation units outstanding at end of period | 73,733 | 71,661 | 67,860 | 122,127 | 148,503 | 201,556 | 140,725 | 85,411 | 35,204 | 26,478 |
| **ING MULTI-MANAGER LARGE CAP CORE PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during August 2006) | | | | | | | | | | |
| Value at beginning of period | $10.81 | $9.87 | $10.40 | $9.04 | $7.33 | $11.30 | $10.82 | $10.02 | | |
| Value at end of period | $13.99 | $10.81 | $9.87 | $10.40 | $9.04 | $7.33 | $11.30 | $10.82 | | |
| Number of accumulation units outstanding at end of period | 811 | 848 | 2,583 | 4,254 | 3,976 | 5,149 | 4,466 | 861 | | |
| **ING OPPENHEIMER GLOBAL PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2005) | | | | | | | | | | |
| Value at beginning of period | $15.53 | $12.88 | $14.14 | $12.29 | $8.89 | $15.03 | $14.23 | $12.17 | $10.43 | |
| Value at end of period | $19.56 | $15.53 | $12.88 | $14.14 | $12.29 | $8.89 | $15.03 | $14.23 | $12.17 | |
| Number of accumulation units outstanding at end of period | 101,861 | 116,938 | 92,366 | 162,327 | 154,655 | 151,270 | 171,121 | 176,432 | 159,941 | |
| **ING PIMCO HIGH YIELD PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during July 2005) | | | | | | | | | | |
| Value at beginning of period | $17.41 | $15.40 | $14.88 | $13.15 | $8.88 | $11.57 | $11.34 | $10.51 | $10.42 | |
| Value at end of period | $18.22 | $17.41 | $15.40 | $14.88 | $13.15 | $8.88 | $11.57 | $11.34 | $10.51 | |
| Number of accumulation units outstanding at end of period | 852 | 777 | 914 | 2,644 | 3,247 | 4,417 | 2,866 | 1,758 | 758 | |
| **ING PIMCO TOTAL RETURN PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $16.67 | $15.59 | $15.24 | $14.29 | $12.81 | $12.95 | $11.94 | $11.59 | $11.45 | $11.08 |
| Value at end of period | $16.21 | $16.67 | $15.59 | $15.24 | $14.29 | $12.81 | $12.95 | $11.94 | $11.59 | $11.45 |
| Number of accumulation units outstanding at end of period | 19,485 | 14,523 | 32,058 | 62,311 | 42,175 | 35,264 | 22,931 | 42,708 | 40,010 | 28,671 |
| **ING PIONEER HIGH YIELD PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during September 2006) | | | | | | | | | | |
| Value at beginning of period | $17.27 | $14.99 | $15.24 | $12.92 | $7.80 | $11.15 | $10.60 | $10.17 | | |
| Value at end of period | $19.22 | $17.27 | $14.99 | $15.24 | $12.92 | $7.80 | $11.15 | $10.60 | | |
| Number of accumulation units outstanding at end of period | 1,807 | 1,652 | 1,439 | 3,065 | 824 | 2,474 | 749 | 29 | | |

# Condensed Financial Information (continued)

| | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during July 2009) | | | | | | | | | | |
| Value at beginning of period | $16.46 | $14.51 | $14.05 | $12.56 | $10.71 | | | | | |
| Value at end of period | $21.53 | $16.46 | $14.51 | $14.05 | $12.56 | | | | | |
| Number of accumulation units outstanding at end of period | 1,408 | 1,408 | 5,121 | 5,426 | 1,197 | | | | | |
| **ING RUSSELL™ LARGE CAP INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during August 2008) | | | | | | | | | | |
| Value at beginning of period | $10.54 | $9.20 | $9.05 | $8.14 | $6.64 | $8.95 | | | | |
| Value at end of period | $13.79 | $10.54 | $9.20 | $9.05 | $8.14 | $6.64 | | | | |
| Number of accumulation units outstanding at end of period | 4,070 | 2,995 | 10,391 | 4,273 | 8,501 | 3,219 | | | | |
| **ING RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during July 2009) | | | | | | | | | | |
| Value at beginning of period | $14.95 | $13.01 | $13.06 | $11.85 | $10.06 | | | | | |
| Value at end of period | $19.48 | $14.95 | $13.01 | $13.06 | $11.85 | | | | | |
| Number of accumulation units outstanding at end of period | 302 | 281 | 256 | 552 | 259 | | | | | |
| **ING RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during August 2009) | | | | | | | | | | |
| Value at beginning of period | $17.78 | $15.53 | $16.02 | $12.85 | $11.41 | | | | | |
| Value at end of period | $23.77 | $17.78 | $15.53 | $16.02 | $12.85 | | | | | |
| Number of accumulation units outstanding at end of period | 1,285 | 2,835 | 2,835 | 2,065 | 1,732 | | | | | |
| **ING RUSSELL™ MID CAP INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2010) | | | | | | | | | | |
| Value at beginning of period | $11.52 | $9.93 | $10.22 | $9.35 | | | | | | |
| Value at end of period | $15.33 | $11.52 | $9.93 | $10.22 | | | | | | |
| Number of accumulation units outstanding at end of period | 10 | 10 | 10 | 227 | | | | | | |
| **ING RUSSELL™ SMALL CAP INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during March 2009) | | | | | | | | | | |
| Value at beginning of period | $11.99 | $10.42 | $10.95 | $8.74 | $5.81 | | | | | |
| Value at end of period | $16.48 | $11.99 | $10.42 | $10.95 | $8.74 | | | | | |
| Number of accumulation units outstanding at end of period | 30 | 1,923 | 1,918 | 1,506 | 2,015 | | | | | |
| **ING SMALLCAP OPPORTUNITIES PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $12.47 | $10.92 | $10.93 | $8.33 | $6.42 | $9.88 | $9.06 | $8.12 | $7.51 | $6.88 |
| Value at end of period | $17.19 | $12.47 | $10.92 | $10.93 | $8.33 | $6.42 | $9.88 | $9.06 | $8.12 | $7.51 |
| Number of accumulation units outstanding at end of period | 1,119 | 1,125 | 1,414 | 6,340 | 5,325 | 4,579 | 1,553 | 1,065 | 883 | 310 |
| **ING SMALL COMPANY PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $24.50 | $21.59 | $22.34 | $18.12 | $14.33 | $20.98 | $19.99 | $17.27 | $15.80 | $13.94 |
| Value at end of period | $33.45 | $24.50 | $21.59 | $22.34 | $18.12 | $14.33 | $20.98 | $19.99 | $17.27 | $15.80 |
| Number of accumulation units outstanding at end of period | 30,774 | 32,492 | 10,780 | 22,782 | 20,351 | 19,452 | 22,423 | 27,545 | 24,615 | 21,355 |
| **ING SOLUTION 2015 PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during September 2005) | | | | | | | | | | |
| Value at beginning of period | $12.83 | $11.61 | $11.80 | $10.71 | $8.83 | $12.18 | $11.75 | $10.70 | $10.57 | |
| Value at end of period | $13.87 | $12.83 | $11.61 | $11.80 | $10.71 | $8.83 | $12.18 | $11.75 | $10.70 | |
| Number of accumulation units outstanding at end of period | 18,322 | 27,127 | 18,831 | 42,487 | 36,672 | 35,051 | 21,984 | 56,247 | 425 | |
| **ING SOLUTION 2025 PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during September 2005) | | | | | | | | | | |
| Value at beginning of period | $12.58 | $11.19 | $11.66 | $10.34 | $8.29 | $12.65 | $12.20 | $10.93 | $10.71 | |
| Value at end of period | $14.51 | $12.58 | $11.19 | $11.66 | $10.34 | $8.29 | $12.65 | $12.20 | $10.93 | |
| Number of accumulation units outstanding at end of period | 33,807 | 26,424 | 27,622 | 57,814 | 55,673 | 50,385 | 28,205 | 41,051 | 61 | |
| **ING SOLUTION 2035 PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during December 2005) | | | | | | | | | | |
| Value at beginning of period | $12.73 | $11.16 | $11.80 | $10.40 | $8.17 | $13.09 | $12.55 | $11.09 | $11.08 | |
| Value at end of period | $15.18 | $12.73 | $11.16 | $11.80 | $10.40 | $8.17 | $13.09 | $12.55 | $11.09 | |
| Number of accumulation units outstanding at end of period | 17,069 | 17,515 | 26,337 | 100,990 | 77,040 | 76,062 | 29,796 | 17,858 | 2 | |

**Condensed Financial Information (continued)**

| | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING SOLUTION 2045 PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during September 2005) | | | | | | | | | | |
| Value at beginning of period | $12.72 | $11.11 | $11.82 | $10.36 | $8.05 | $13.51 | $12.89 | $11.30 | $10.91 | |
| Value at end of period | $15.56 | $12.72 | $11.11 | $11.82 | $10.36 | $8.05 | $13.51 | $12.89 | $11.30 | |
| Number of accumulation units outstanding at end of period | 11,119 | 11,639 | 11,737 | 35,152 | 25,893 | 21,630 | 8,193 | 9,507 | 9 | |
| **ING SOLUTION 2055 PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during November 2011) | | | | | | | | | | |
| Value at beginning of period | $12.43 | $10.86 | $10.67 | | | | | | | |
| Value at end of period | $15.22 | $12.43 | $10.86 | | | | | | | |
| Number of accumulation units outstanding at end of period | 1,697 | 616 | 36 | | | | | | | |
| **ING SOLUTION BALANCED PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during August 2008) | | | | | | | | | | |
| Value at beginning of period | $10.39 | $9.22 | $9.54 | $8.54 | $6.93 | $9.24 | | | | |
| Value at end of period | $11.91 | $10.39 | $9.22 | $9.54 | $8.54 | $6.93 | | | | |
| Number of accumulation units outstanding at end of period | 1,770 | 1,638 | 1,421 | 1,238 | 778 | 157 | | | | |
| **ING SOLUTION INCOME PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during February 2006) | | | | | | | | | | |
| Value at beginning of period | $12.92 | $11.88 | $11.94 | $10.99 | $9.46 | $11.46 | $10.99 | $10.38 | | |
| Value at end of period | $13.70 | $12.92 | $11.88 | $11.94 | $10.99 | $9.46 | $11.46 | $10.99 | | |
| Number of accumulation units outstanding at end of period | 6,363 | 5,132 | 4,132 | 3,324 | 2,104 | 713 | 5,658 | 8,586 | | |
| **ING STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $15.99 | $14.36 | $14.24 | $12.94 | $11.07 | $14.62 | $13.94 | $12.98 | $12.62 | $11.79 |
| Value at end of period | $17.76 | $15.99 | $14.36 | $14.24 | $12.94 | $11.07 | $14.62 | $13.94 | $12.98 | $12.62 |
| Number of accumulation units outstanding at end of period | 1,378 | 1,381 | 27,964 | 6,872 | 7,254 | 7,714 | 5,817 | 3,859 | 856 | 1,173 |
| **ING STRATEGIC ALLOCATION GROWTH PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $13.52 | $11.86 | $12.33 | $11.00 | $8.86 | $13.99 | $13.44 | $11.98 | $11.38 | $10.25 |
| Value at end of period | $16.39 | $13.52 | $11.86 | $12.33 | $11.00 | $8.86 | $13.99 | $13.44 | $11.98 | $11.38 |
| Number of accumulation units outstanding at end of period | 14,654 | 15,771 | 18,683 | 24,487 | 23,921 | 26,263 | 21,401 | 24,535 | 2,399 | 1,087 |
| **ING STRATEGIC ALLOCATION MODERATE PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $14.48 | $12.86 | $13.05 | $11.75 | $9.73 | $14.13 | $13.52 | $12.27 | $11.82 | $10.82 |
| Value at end of period | $16.73 | $14.48 | $12.86 | $13.05 | $11.75 | $9.73 | $14.13 | $13.52 | $12.27 | $11.82 |
| Number of accumulation units outstanding at end of period | 12,810 | 12,595 | 12,883 | 15,938 | 18,737 | 19,694 | 23,631 | 11,345 | 2,383 | 878 |
| **ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during September 2005) | | | | | | | | | | |
| Value at beginning of period | $15.98 | $14.08 | $13.81 | $12.22 | $9.25 | $12.88 | $12.45 | $10.96 | $10.66 | |
| Value at end of period | $19.35 | $15.98 | $14.08 | $13.81 | $12.22 | $9.25 | $12.88 | $12.45 | $10.96 | |
| Number of accumulation units outstanding at end of period | 19,536 | 14,914 | 11,329 | 146,179 | 107,774 | 101,481 | 64,222 | 29,611 | 1,515 | |
| **ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2005) | | | | | | | | | | |
| Value at beginning of period | $15.96 | $13.86 | $14.53 | $11.41 | $7.86 | $13.95 | $12.42 | $11.48 | $10.25 | |
| Value at end of period | $21.38 | $15.96 | $13.86 | $14.53 | $11.41 | $7.86 | $13.95 | $12.42 | $11.48 | |
| Number of accumulation units outstanding at end of period | 25,090 | 32,317 | 52,401 | 76,196 | 73,974 | 78,804 | 74,484 | 97,619 | 68,185 | |
| **ING T. ROWE PRICE EQUITY INCOME PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $18.81 | $16.19 | $16.49 | $14.47 | $11.68 | $18.33 | $17.95 | $15.21 | $14.77 | $13.28 |
| Value at end of period | $24.19 | $18.81 | $16.19 | $16.49 | $14.47 | $11.68 | $18.33 | $17.95 | $15.21 | $14.77 |
| Number of accumulation units outstanding at end of period | 3,758 | 3,335 | 3,385 | 15,057 | 12,594 | 17,037 | 15,623 | 7,735 | 4,885 | 734 |
| **ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $18.93 | $16.07 | $16.39 | $14.15 | $9.99 | $17.44 | $16.01 | $14.26 | $13.55 | $12.43 |
| Value at end of period | $26.13 | $18.93 | $16.07 | $16.39 | $14.15 | $9.99 | $17.44 | $16.01 | $14.26 | $13.55 |
| Number of accumulation units outstanding at end of period | 20,363 | 17,689 | 6,582 | 19,136 | 21,841 | 22,562 | 18,688 | 26,958 | 33,026 | 35,900 |

**Condensed Financial Information (continued)**

| | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during August 2005) | | | | | | | | | | |
| Value at beginning of period | $14.40 | $12.23 | $14.08 | $12.49 | $9.16 | $18.30 | $15.31 | $12.46 | $11.03 | |
| Value at end of period | $16.31 | $14.40 | $12.23 | $14.08 | $12.49 | $9.16 | $18.30 | $15.31 | $12.46 | |
| Number of accumulation units outstanding at end of period | 322 | 639 | 387 | 5,780 | 5,312 | 4,854 | 794 | 448 | 239 | |
| **ING TEMPLETON FOREIGN EQUITY PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2008) | | | | | | | | | | |
| Value at beginning of period | $9.15 | $7.77 | $8.90 | $8.25 | $6.30 | $10.20 | | | | |
| Value at end of period | $10.91 | $9.15 | $7.77 | $8.90 | $8.25 | $6.30 | | | | |
| Number of accumulation units outstanding at end of period | 6,902 | 8,477 | 21,567 | 33,476 | 33,496 | 31,936 | | | | |
| **ING TEMPLETON GLOBAL GROWTH PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during July 2006) | | | | | | | | | | |
| Value at beginning of period | $10.62 | $8.80 | $9.42 | $8.82 | $6.72 | $11.25 | $11.08 | $9.40 | | |
| Value at end of period | $13.74 | $10.62 | $8.80 | $9.42 | $8.82 | $6.72 | $11.25 | $11.08 | | |
| Number of accumulation units outstanding at end of period | 629 | 795 | 712 | 1,086 | 889 | 1,984 | 491 | 168 | | |
| **ING U.S. BOND INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during December 2008) | | | | | | | | | | |
| Value at beginning of period | $12.32 | $11.97 | $11.27 | $10.71 | $10.21 | $10.22 | | | | |
| Value at end of period | $11.90 | $12.32 | $11.97 | $11.27 | $10.71 | $10.21 | | | | |
| Number of accumulation units outstanding at end of period | 131 | 1,171 | 5,619 | 6,521 | 5,986 | 594 | | | | |
| **ING U.S. STOCK INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during June 2012) | | | | | | | | | | |
| Value at beginning of period | $13.96 | $12.42 | | | | | | | | |
| Value at end of period | $18.27 | $13.96 | | | | | | | | |
| Number of accumulation units outstanding at end of period | 20,768 | 20,071 | | | | | | | | |
| **INVESCO MID CAP CORE EQUITY FUND** | | | | | | | | | | |
| (Funds were first received in this option during December 2009) | | | | | | | | | | |
| Value at beginning of period | $13.93 | $12.74 | $13.71 | $12.29 | $12.15 | | | | | |
| Value at end of period | $17.84 | $13.93 | $12.74 | $13.71 | $12.29 | | | | | |
| Number of accumulation units outstanding at end of period | 0 | 21 | 127 | 2,333 | 2 | | | | | |
| **INVESCO V.I. AMERICAN FRANCHISE FUND** | | | | | | | | | | |
| (Funds were first received in this option during April 2012) | | | | | | | | | | |
| Value at beginning of period | $36.02 | $37.17 | | | | | | | | |
| Value at end of period | $50.03 | $36.02 | | | | | | | | |
| Number of accumulation units outstanding at end of period | 259 | 257 | | | | | | | | |
| **INVESCO V.I. CORE EQUITY FUND** | | | | | | | | | | |
| (Funds were first received in this option during December 2009) | | | | | | | | | | |
| Value at beginning of period | $11.71 | $10.37 | $10.47 | $9.65 | $7.59 | $10.96 | $10.23 | $8.84 | $8.47 | $7.85 |
| Value at end of period | $15.00 | $11.71 | $10.37 | $10.47 | $9.65 | $7.59 | $10.96 | $10.23 | $8.84 | $8.47 |
| Number of accumulation units outstanding at end of period | 15,116 | 12,522 | 6,563 | 12,998 | 11,527 | 9,414 | 10,643 | 10,710 | 2,882 | 2,255 |
| **JANUS ASPEN BALANCED PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during August 2006) | | | | | | | | | | |
| Value at beginning of period | $26.38 | $23.43 | $23.26 | $21.65 | $17.36 | $20.81 | $19.00 | $17.43 | | |
| Value at end of period | $31.41 | $26.38 | $23.43 | $23.26 | $21.65 | $17.36 | $20.81 | $19.00 | | |
| Number of accumulation units outstanding at end of period | 61 | 61 | 61 | 354 | 676 | 675 | 676 | 749 | | |
| **JANUS ASPEN ENTERPRISE PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during August 2006) | | | | | | | | | | |
| Value at beginning of period | $22.85 | $19.66 | $20.12 | $16.13 | $11.24 | $20.15 | $16.67 | $14.53 | | |
| Value at end of period | $29.98 | $22.85 | $19.66 | $20.12 | $16.13 | $11.24 | $20.15 | $16.67 | | |
| Number of accumulation units outstanding at end of period | 28 | 28 | 28 | 166 | 317 | 317 | 318 | 423 | | |
| **JANUS ASPEN FLEXIBLE BOND PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during January 2007) | | | | | | | | | | |
| Value at beginning of period | $22.73 | $21.18 | $20.02 | $18.71 | $16.67 | $15.87 | $15.04 | | | |
| Value at end of period | $22.50 | $22.73 | $21.18 | $20.02 | $18.71 | $16.67 | $15.87 | | | |
| Number of accumulation units outstanding at end of period | 0 | 0 | 0 | 179 | 141 | 98 | 49 | | | |

# Condensed Financial Information (continued)

| | 2004 | 2005 | 2006 | 2007 | 2008 | 2009 | 2010 | 2011 | 2012 | 2013 |
|---|---|---|---|---|---|---|---|---|---|---|
| **JANUS ASPEN GLOBAL RESEARCH PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during August 2006) | | | | | | | | | | |
| Value at beginning of period | | | $11.87 | $14.24 | $15.47 | $8.48 | $11.58 | $13.29 | $11.36 | $13.52 |
| Value at end of period | | | $14.24 | $15.47 | $8.48 | $11.58 | $13.29 | $11.36 | $13.52 | $17.21 |
| Number of accumulation units outstanding at end of period | | | 566 | 640 | 640 | 640 | 336 | 57 | 57 | 57 |
| **JANUS ASPEN JANUS PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $10.68 | $11.06 | $11.26 | $12.62 | $14.40 | $8.60 | $11.62 | $13.19 | $12.38 | $14.55 |
| Value at end of period | $11.06 | $11.26 | $12.62 | $14.40 | $8.60 | $11.62 | $13.19 | $12.38 | $14.55 | $18.79 |
| Number of accumulation units outstanding at end of period | 49,287 | 0 | 526 | 394 | 394 | 394 | 207 | 35 | 35 | 35 |
| **LAZARD U.S. MID CAP EQUITY PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during July 2007) | | | | | | | | | | |
| Value at beginning of period | | | | $10.28 | $8.76 | $5.33 | $7.31 | $8.92 | $8.32 | $8.69 |
| Value at end of period | | | | $8.76 | $5.33 | $7.31 | $8.92 | $8.32 | $8.69 | $11.43 |
| Number of accumulation units outstanding at end of period | | | | 9 | 671 | 0 | 0 | 0 | 0 | 0 |
| **LKCM AQUINAS GROWTH FUND** | | | | | | | | | | |
| (Funds were first received in this option during February 2006) | | | | | | | | | | |
| Value at beginning of period | | | $11.01 | $10.87 | $12.15 | $8.06 | $10.38 | $12.00 | $12.07 | $13.22 |
| Value at end of period | | | $10.87 | $12.15 | $8.06 | $10.38 | $12.00 | $12.07 | $13.22 | $16.60 |
| Number of accumulation units outstanding at end of period | | | 16,844 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| **LOOMIS SAYLES SMALL CAP VALUE FUND** | | | | | | | | | | |
| (Funds were first received in this option during September 2008) | | | | | | | | | | |
| Value at beginning of period | | | | | $9.42 | $7.17 | $9.13 | $11.29 | $10.98 | $12.63 |
| Value at end of period | | | | | $7.17 | $9.13 | $11.29 | $10.98 | $12.63 | $16.97 |
| Number of accumulation units outstanding at end of period | | | | | 289 | 439 | 1,157 | 2,655 | 2,663 | 3,114 |
| **LORD ABBETT SERIES FUND - MID CAP STOCK PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $10.34 | $12.71 | $13.64 | $15.17 | $15.12 | $9.09 | $11.40 | $14.17 | $13.48 | $15.30 |
| Value at end of period | $12.71 | $13.64 | $15.17 | $15.12 | $9.09 | $11.40 | $14.17 | $13.48 | $15.30 | $19.77 |
| Number of accumulation units outstanding at end of period | 8,606 | 24,908 | 31,190 | 34,649 | 39,703 | 42,976 | 46,985 | 8,788 | 6,793 | 5,521 |
| **NEUBERGER BERMAN SOCIALLY RESPONSIVE FUND®** | | | | | | | | | | |
| (Funds were first received in this option during July 2006) | | | | | | | | | | |
| Value at beginning of period | | | $9.20 | $10.72 | $11.40 | $6.90 | $8.92 | $10.83 | $10.41 | $11.42 |
| Value at end of period | | | $10.72 | $11.40 | $6.90 | $8.92 | $10.83 | $10.41 | $11.42 | $15.62 |
| Number of accumulation units outstanding at end of period | | | 13 | 366 | 3,155 | 4,614 | 5,820 | 956 | 478 | 1,185 |
| **NEW PERSPECTIVE FUND®** | | | | | | | | | | |
| Value at beginning of period | $9.70 | $11.35 | $12.51 | $14.86 | $17.07 | $10.51 | $14.32 | $16.00 | $14.65 | $17.53 |
| Value at end of period | $11.35 | $12.51 | $14.86 | $17.07 | $10.51 | $14.32 | $16.00 | $14.65 | $17.53 | $22.03 |
| Number of accumulation units outstanding at end of period | 1,714 | 3,375 | 6,167 | 7,183 | 11,733 | 11,815 | 12,906 | 2,951 | 2,867 | 3,349 |
| **OPPENHEIMER DEVELOPING MARKETS FUND** | | | | | | | | | | |
| Value at beginning of period | $21.85 | $29.24 | $40.92 | $50.77 | $67.35 | $34.69 | $62.48 | $78.63 | $63.82 | $76.43 |
| Value at end of period | $29.24 | $40.92 | $50.77 | $67.35 | $34.69 | $62.48 | $78.63 | $63.82 | $76.43 | $82.08 |
| Number of accumulation units outstanding at end of period | 2,295 | 7,451 | 13,280 | 28,850 | 25,538 | 24,570 | 26,964 | 6,336 | 6,026 | 4,658 |
| **OPPENHEIMER MAIN STREET SMALL CAP FUND®/VA** | | | | | | | | | | |
| (Funds were first received in this option during July 2005) | | | | | | | | | | |
| Value at beginning of period | | $11.23 | $11.75 | $13.39 | $13.11 | $8.08 | $10.98 | $13.43 | $13.02 | $15.22 |
| Value at end of period | | $11.75 | $13.39 | $13.11 | $8.08 | $10.98 | $13.43 | $13.02 | $15.22 | $21.28 |
| Number of accumulation units outstanding at end of period | | 90 | 1,228 | 3,567 | 3,898 | 4,593 | 5,216 | 3,594 | 3,074 | 4,476 |
| **PAX WORLD BALANCED FUND** | | | | | | | | | | |
| (Funds were first received in this option during January 2005) | | | | | | | | | | |
| Value at beginning of period | | $10.54 | $11.20 | $12.29 | $13.33 | $9.15 | $11.01 | $12.21 | $11.88 | $13.10 |
| Value at end of period | | $11.20 | $12.29 | $13.33 | $9.15 | $11.01 | $12.21 | $11.88 | $13.10 | $15.10 |
| Number of accumulation units outstanding at end of period | | 957 | 5,840 | 13,490 | 23,113 | 28,380 | 35,451 | 16,004 | 7,822 | 8,621 |

# Condensed Financial Information (continued)

| | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 |
|---|---|---|---|---|---|---|---|---|---|---|
| **PIMCO VIT REAL RETURN PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $16.53 | $15.34 | $13.86 | $12.93 | $11.03 | $11.97 | $10.93 | $10.93 | $10.81 | $10.60 |
| Value at end of period | $14.87 | $16.53 | $15.34 | $13.86 | $12.93 | $11.03 | $11.97 | $10.93 | $10.93 | $10.81 |
| Number of accumulation units outstanding at end of period | 15,383 | 15,272 | 16,471 | 59,406 | 46,670 | 38,861 | 22,183 | 10,465 | 4,241 | 93 |
| **PIONEER EMERGING MARKETS VCT PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during July 2007) | | | | | | | | | | |
| Value at beginning of period | $8.85 | $7.98 | $10.51 | $9.15 | $5.28 | $12.76 | $11.08 | | | |
| Value at end of period | $8.60 | $8.85 | $7.98 | $10.51 | $9.15 | $5.28 | $12.76 | | | |
| Number of accumulation units outstanding at end of period | 2,464 | 1,969 | 2,431 | 11,497 | 11,221 | 12,834 | 7,305 | | | |
| **PIONEER HIGH YIELD VCT PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $16.23 | $14.11 | $14.48 | $12.38 | $7.78 | $12.16 | $11.59 | $10.78 | $10.67 | $10.39 |
| Value at end of period | $18.02 | $16.23 | $14.11 | $14.48 | $12.38 | $7.78 | $12.16 | $11.59 | $10.78 | $10.67 |
| Number of accumulation units outstanding at end of period | 2,451 | 2,550 | 2,758 | 33,297 | 29,339 | 26,037 | 14,454 | 4,874 | 1,402 | 271 |
| **SMALLCAP WORLD FUND®** | | | | | | | | | | |
| (Funds were first received in this option during June 2008) | | | | | | | | | | |
| Value at beginning of period | $10.57 | $8.74 | $10.30 | $8.31 | $5.46 | $9.88 | | | | |
| Value at end of period | $13.55 | $10.57 | $8.74 | $10.30 | $8.31 | $5.46 | | | | |
| Number of accumulation units outstanding at end of period | 72 | 72 | 584 | 10,709 | 4,016 | 1,374 | | | | |
| **TEMPLETON GLOBAL BOND FUND** | | | | | | | | | | |
| Value at beginning of period | $31.65 | $27.58 | $28.51 | $25.53 | $21.67 | $20.57 | $18.73 | $16.66 | $17.34 | $15.69 |
| Value at end of period | $32.07 | $31.65 | $27.58 | $28.51 | $25.53 | $21.67 | $20.57 | $18.73 | $16.66 | $17.34 |
| Number of accumulation units outstanding at end of period | 5,553 | 4,893 | 8,695 | 54,530 | 40,252 | 38,562 | 32,448 | 10,989 | 4,884 | 142 |
| **THE BOND FUND OF AMERICA℠** | | | | | | | | | | |
| (Funds were first received in this option during July 2008) | | | | | | | | | | |
| Value at beginning of period | $11.68 | $11.13 | $10.55 | $9.92 | $8.71 | $9.68 | | | | |
| Value at end of period | $11.35 | $11.68 | $11.13 | $10.55 | $9.92 | $8.71 | | | | |
| Number of accumulation units outstanding at end of period | 413 | 208 | 97 | 3,960 | 2,405 | 962 | | | | |
| **THE GROWTH FUND OF AMERICA®** | | | | | | | | | | |
| Value at beginning of period | $14.96 | $12.52 | $13.28 | $11.93 | $8.95 | $14.82 | $13.49 | $12.27 | $10.84 | $10.03 |
| Value at end of period | $19.84 | $14.96 | $12.52 | $13.28 | $11.93 | $8.95 | $14.82 | $13.49 | $12.27 | $10.84 |
| Number of accumulation units outstanding at end of period | 33,748 | 37,654 | 13,592 | 192,233 | 156,731 | 125,482 | 100,471 | 56,291 | 18,307 | 6,069 |
| **USAA PRECIOUS METALS AND MINERALS FUND** | | | | | | | | | | |
| (Funds were first received in this option during August 2011) | | | | | | | | | | |
| Value at beginning of period | $7.63 | $8.75 | $10.51 | | | | | | | |
| Value at end of period | $3.67 | $7.63 | $8.75 | | | | | | | |
| Number of accumulation units outstanding at end of period | 251 | 510 | 460 | | | | | | | |
| **WANGER INTERNATIONAL** | | | | | | | | | | |
| (Funds were first received in this option during July 2007) | | | | | | | | | | |
| Value at beginning of period | $10.61 | $8.80 | $10.41 | $8.41 | $5.66 | $10.50 | $10.83 | | | |
| Value at end of period | $12.86 | $10.61 | $8.80 | $10.41 | $8.41 | $5.66 | $10.50 | | | |
| Number of accumulation units outstanding at end of period | 1,978 | 2,199 | 2,447 | 8,038 | 4,078 | 2,310 | 791 | | | |
| **WANGER SELECT** | | | | | | | | | | |
| Value at beginning of period | $16.08 | $13.70 | $16.79 | $13.39 | $8.13 | $16.10 | $14.85 | $12.52 | $11.43 | $9.50 |
| Value at end of period | $21.45 | $16.08 | $13.70 | $16.79 | $13.39 | $8.13 | $16.10 | $14.85 | $12.52 | $11.43 |
| Number of accumulation units outstanding at end of period | 2,008 | 2,144 | 2,156 | 27,833 | 16,337 | 17,196 | 19,435 | 3,261 | 2,251 | 23 |
| **WANGER USA** | | | | | | | | | | |
| (Funds were first received in this option during January 2005) | | | | | | | | | | |
| Value at beginning of period | $16.73 | $14.07 | $14.71 | $12.03 | $8.54 | $14.28 | $13.67 | $12.79 | $11.21 | |
| Value at end of period | $22.18 | $16.73 | $14.07 | $14.71 | $12.03 | $8.54 | $14.28 | $13.67 | $12.79 | |
| Number of accumulation units outstanding at end of period | 376 | 2,935 | 2,802 | 10,591 | 3,960 | 4,954 | 5,049 | 3,181 | 1,069 | |
| **WASHINGTON MUTUAL INVESTORS FUND℠** | | | | | | | | | | |
| Value at beginning of period | $13.88 | $12.45 | $11.74 | $10.46 | $8.86 | $13.38 | $13.00 | $11.12 | $10.84 | $10.17 |
| Value at end of period | $18.14 | $13.88 | $12.45 | $11.74 | $10.46 | $8.86 | $13.38 | $13.00 | $11.12 | $10.84 |
| Number of accumulation units outstanding at end of period | 11,977 | 13,839 | 14,561 | 74,400 | 67,205 | 73,848 | 51,348 | 26,670 | 12,261 | 4,468 |

**Condensed Financial Information (continued)**

| | 2004 | 2005 | 2006 | 2007 | 2008 | 2009 | 2010 | 2011 | 2012 | 2013 |
|---|---|---|---|---|---|---|---|---|---|---|
| **WELLS FARGO ADVANTAGE SPECIAL SMALL CAP VALUE FUND** | | | | | | | | | | |
| Value at beginning of period | $16.88 | $18.47 | $20.22 | $24.33 | $22.16 | $14.99 | $19.29 | $23.43 | $22.72 | $25.55 |
| Value at end of period | $18.47 | $20.22 | $24.33 | $22.16 | $14.99 | $19.29 | $23.43 | $22.72 | $25.55 | $34.96 |
| Number of accumulation units outstanding at end of period | 491 | 4,837 | 3,869 | 29,322 | 36,986 | 44,484 | 51,212 | 2,768 | 1,880 | 1,508 |

**TABLE 21**

FOR CONTRACTS ISSUED UNDER 403(b), 401(a) AND 401(k) PLANS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 0.90%
EFFECTIVE DECEMBER 16, 2008

(Selected data for accumulation units outstanding throughout each period)

| | 2009 | 2010 | 2011 | 2012 | 2013 |
|---|---|---|---|---|---|
| **ALGER GREEN FUND** | | | | | |
| (Funds were first received in this option during September 2010) | | | | | |
| Value at beginning of period | | $13.12 | $14.10 | $13.24 | $15.07 |
| Value at end of period | | $14.10 | $13.24 | $15.07 | $20.13 |
| Number of accumulation units outstanding at end of period | | 1,260 | 1,260 | 1,271 | 1,281 |
| **AMANA GROWTH FUND** | | | | | |
| (Funds were first received in this option during September 2010) | | | | | |
| Value at beginning of period | | $10.22 | $11.09 | $10.79 | $11.89 |
| Value at end of period | | $11.09 | $10.79 | $11.89 | $14.47 |
| Number of accumulation units outstanding at end of period | | 180 | 243 | 401 | 484 |
| **AMANA INCOME FUND** | | | | | |
| (Funds were first received in this option during September 2010) | | | | | |
| Value at beginning of period | | $10.20 | $11.06 | $11.17 | $12.14 |
| Value at end of period | | $11.06 | $11.17 | $12.14 | $15.61 |
| Number of accumulation units outstanding at end of period | | 1,326 | 1,346 | 1,488 | 1,575 |
| **AMERICAN CENTURY® INFLATION-ADJUSTED BOND FUND** | | | | | |
| (Funds were first received in this option during September 2010) | | | | | |
| Value at beginning of period | | $11.43 | $11.21 | $12.55 | $13.27 |
| Value at end of period | | $11.21 | $12.55 | $13.27 | $11.95 |
| Number of accumulation units outstanding at end of period | | 726 | 735 | 3,538 | 1,333 |
| **ARIEL FUND** | | | | | |
| (Funds were first received in this option during September 2010) | | | | | |
| Value at beginning of period | | $10.24 | $11.57 | $10.16 | $12.12 |
| Value at end of period | | $11.57 | $10.16 | $12.12 | $17.37 |
| Number of accumulation units outstanding at end of period | | 1,532 | 1,533 | 1,532 | 2,521 |
| **ARTISAN INTERNATIONAL FUND** | | | | | |
| (Funds were first received in this option during January 2009) | | | | | |
| Value at beginning of period | $5.71 | $7.76 | $8.15 | $7.49 | $9.31 |
| Value at end of period | $7.76 | $8.15 | $7.49 | $9.31 | $11.54 |
| Number of accumulation units outstanding at end of period | 98 | 119 | 269 | 1,814 | 3,038 |
| **ASTON/FAIRPOINTE MID CAP FUND** | | | | | |
| (Funds were first received in this option during September 2010) | | | | | |
| Value at beginning of period | | $10.41 | $11.74 | $10.87 | $12.55 |
| Value at end of period | | $11.74 | $10.87 | $12.55 | $17.97 |
| Number of accumulation units outstanding at end of period | | 88 | 142 | 172 | 1,064 |
| **BLACKROCK MID CAP VALUE OPPORTUNITIES FUND** | | | | | |
| (Funds were first received in this option during November 2011) | | | | | |
| Value at beginning of period | | | $15.83 | $15.49 | $17.38 |
| Value at end of period | | | $15.49 | $17.38 | $22.96 |
| Number of accumulation units outstanding at end of period | | | 24 | 46 | 37 |

# Condensed Financial Information (continued)

| | 2013 | 2012 | 2011 | 2010 | 2009 |
|---|---|---|---|---|---|
| **CALVERT VP SRI BALANCED PORTFOLIO** | | | | | |
| (Funds were first received in this option during January 2009) | | | | | |
| Value at beginning of period | $10.64 | $9.72 | $9.38 | $8.44 | $6.92 |
| Value at end of period | $12.44 | $10.64 | $9.72 | $9.38 | $8.44 |
| Number of accumulation units outstanding at end of period | 9,949 | 9,990 | 9,971 | 4,002 | 3,928 |
| **COHEN & STEERS REALTY SHARES, INC.** | | | | | |
| (Funds were first received in this option during February 2013) | | | | | |
| Value at beginning of period | $11.32 | | | | |
| Value at end of period | $11.10 | | | | |
| Number of accumulation units outstanding at end of period | 8 | | | | |
| **COLUMBIA DIVERSIFIED EQUITY INCOME FUND** | | | | | |
| (Funds were first received in this option during September 2010) | | | | | |
| Value at beginning of period | $9.69 | $8.51 | $9.05 | $8.11 | |
| Value at end of period | $12.57 | $9.69 | $8.51 | $9.05 | |
| Number of accumulation units outstanding at end of period | 1,612 | 4,240 | 931 | 227 | |
| **COLUMBIA MID CAP VALUE FUND** | | | | | |
| (Funds were first received in this option during April 2012) | | | | | |
| Value at beginning of period | $10.71 | $9.89 | | | |
| Value at end of period | $14.35 | $10.71 | | | |
| Number of accumulation units outstanding at end of period | 30 | 2,527 | | | |
| **DELAWARE SMALL CAP VALUE FUND** | | | | | |
| (Funds were first received in this option during September 2013) | | | | | |
| Value at beginning of period | $10.87 | | | | |
| Value at end of period | $12.06 | | | | |
| Number of accumulation units outstanding at end of period | 11 | | | | |
| **EUROPACIFIC GROWTH FUND®** | | | | | |
| (Funds were first received in this option during January 2009) | | | | | |
| Value at beginning of period | $8.91 | $7.54 | $8.81 | $8.12 | $6.01 |
| Value at end of period | $10.61 | $8.91 | $7.54 | $8.81 | $8.12 |
| Number of accumulation units outstanding at end of period | 23,869 | 29,580 | 21,284 | 6,541 | 5,848 |
| **FIDELITY® VIP CONTRAFUND® PORTFOLIO** | | | | | |
| (Funds were first received in this option during January 2009) | | | | | |
| Value at beginning of period | $9.84 | $8.53 | $8.83 | $7.60 | $5.83 |
| Value at end of period | $12.81 | $9.84 | $8.53 | $8.83 | $7.60 |
| Number of accumulation units outstanding at end of period | 120,972 | 131,924 | 129,932 | 92,495 | 107,260 |
| **FIDELITY® VIP EQUITY-INCOME PORTFOLIO** | | | | | |
| (Funds were first received in this option during January 2009) | | | | | |
| Value at beginning of period | $9.38 | $8.07 | $8.06 | $7.06 | $5.61 |
| Value at end of period | $11.91 | $9.38 | $8.07 | $8.06 | $7.06 |
| Number of accumulation units outstanding at end of period | 81,787 | 86,877 | 90,073 | 72,686 | 82,677 |
| **FIDELITY® VIP GROWTH PORTFOLIO** | | | | | |
| (Funds were first received in this option during January 2009) | | | | | |
| Value at beginning of period | $9.10 | $8.01 | $8.07 | $6.55 | $5.26 |
| Value at end of period | $12.30 | $9.10 | $8.01 | $8.07 | $6.55 |
| Number of accumulation units outstanding at end of period | 82,752 | 91,637 | 99,559 | 104,186 | 145,914 |
| **FIDELITY® VIP OVERSEAS PORTFOLIO** | | | | | |
| (Funds were first received in this option during January 2009) | | | | | |
| Value at beginning of period | $7.61 | $6.36 | $7.74 | $6.91 | $5.51 |
| Value at end of period | $9.83 | $7.61 | $6.36 | $7.74 | $6.91 |
| Number of accumulation units outstanding at end of period | 6,999 | 7,312 | 7,452 | 7,459 | 8,248 |
| **FRANKLIN SMALL CAP VALUE SECURITIES FUND** | | | | | |
| Value at beginning of period | $11.56 | $9.85 | $10.33 | $8.13 | $6.35 |
| Value at end of period | $15.61 | $11.56 | $9.85 | $10.33 | $8.13 |
| Number of accumulation units outstanding at end of period | 9,545 | 9,931 | 9,148 | 2,467 | 2,302 |

**Condensed Financial Information (continued)**

| | 2013 | 2012 | 2011 | 2010 | 2009 |
|---|---|---|---|---|---|
| **FUNDAMENTAL INVESTORS℠** | | | | | |
| (Funds were first received in this option during January 2009) | | | | | |
| Value at beginning of period | $10.35 | $8.92 | $9.17 | $8.12 | $6.35 |
| Value at end of period | $13.49 | $10.35 | $8.92 | $9.17 | $8.12 |
| Number of accumulation units outstanding at end of period | 1,334 | 3,558 | 872 | 341 | 341 |
| **ING AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO** | | | | | |
| (Funds were first received in this option during August 2013) | | | | | |
| Value at beginning of period | $14.63 | | | | |
| Value at end of period | $16.43 | | | | |
| Number of accumulation units outstanding at end of period | 553 | | | | |
| **ING BALANCED PORTFOLIO** | | | | | |
| Value at beginning of period | $10.53 | $9.35 | $9.56 | $8.45 | $7.15 |
| Value at end of period | $12.18 | $10.53 | $9.35 | $9.56 | $8.45 |
| Number of accumulation units outstanding at end of period | 90,577 | 101,208 | 108,258 | 118,052 | 136,813 |
| **ING BARON GROWTH PORTFOLIO** | | | | | |
| (Funds were first received in this option during January 2009) | | | | | |
| Value at beginning of period | $11.46 | $9.66 | $9.54 | $7.61 | $5.83 |
| Value at end of period | $15.77 | $11.46 | $9.66 | $9.54 | $7.61 |
| Number of accumulation units outstanding at end of period | 3,965 | 4,282 | 580 | 211 | 199 |
| **ING BLACKROCK HEALTH SCIENCES OPPORTUNITIES PORTFOLIO** | | | | | |
| (Funds were first received in this option during January 2009) | | | | | |
| Value at beginning of period | $10.93 | $9.29 | $8.95 | $8.44 | $7.19 |
| Value at end of period | $15.63 | $10.93 | $9.29 | $8.95 | $8.44 |
| Number of accumulation units outstanding at end of period | 3,661 | 1,464 | 824 | 943 | 943 |
| **ING BLACKROCK LARGE CAP GROWTH PORTFOLIO** | | | | | |
| (Funds were first received in this option during January 2009) | | | | | |
| Value at beginning of period | $9.61 | $8.45 | $8.64 | $7.68 | $6.12 |
| Value at end of period | $12.71 | $9.61 | $8.45 | $8.64 | $7.68 |
| Number of accumulation units outstanding at end of period | 46,671 | 48,897 | 52,911 | 56,741 | 70,759 |
| **ING CLARION GLOBAL REAL ESTATE PORTFOLIO** | | | | | |
| (Funds were first received in this option during January 2009) | | | | | |
| Value at beginning of period | $12.07 | $9.66 | $10.28 | $8.92 | $6.68 |
| Value at end of period | $12.44 | $12.07 | $9.66 | $10.28 | $8.92 |
| Number of accumulation units outstanding at end of period | 9,620 | 9,705 | 9,076 | 4,875 | 5,145 |
| **ING CLARION REAL ESTATE PORTFOLIO** | | | | | |
| (Funds were first received in this option during January 2009) | | | | | |
| Value at beginning of period | $11.34 | $9.91 | $9.13 | $7.20 | $5.12 |
| Value at end of period | $11.47 | $11.34 | $9.91 | $9.13 | $7.20 |
| Number of accumulation units outstanding at end of period | 1,083 | 1,689 | 362 | 123 | 89 |
| **ING COLUMBIA CONTRARIAN CORE PORTFOLIO** | | | | | |
| (Funds were first received in this option during January 2009) | | | | | |
| Value at beginning of period | $9.06 | $8.15 | $8.62 | $7.77 | $6.12 |
| Value at end of period | $12.10 | $9.06 | $8.15 | $8.62 | $7.77 |
| Number of accumulation units outstanding at end of period | 697 | 820 | 581 | 581 | 2,041 |
| **ING COLUMBIA SMALL CAP VALUE II PORTFOLIO** | | | | | |
| (Funds were first received in this option during May 2012) | | | | | |
| Value at beginning of period | $10.51 | $9.56 | | | |
| Value at end of period | $14.58 | $10.51 | | | |
| Number of accumulation units outstanding at end of period | 302 | 277 | | | |
| **ING FMR℠ DIVERSIFIED MID CAP PORTFOLIO** | | | | | |
| (Funds were first received in this option during January 2009) | | | | | |
| Value at beginning of period | $10.44 | $9.19 | $10.41 | $8.19 | $6.06 |
| Value at end of period | $14.08 | $10.44 | $9.19 | $10.41 | $8.19 |
| Number of accumulation units outstanding at end of period | 4,621 | 6,440 | 512 | 601 | 571 |

**Condensed Financial Information (continued)**

| | 2013 | 2012 | 2011 | 2010 | 2009 |
|---|---|---|---|---|---|
| **ING GLOBAL BOND PORTFOLIO** | | | | | |
| (Funds were first received in this option during January 2009) | | | | | |
| Value at beginning of period | $12.96 | $12.12 | $11.79 | $10.27 | $8.52 |
| Value at end of period | $12.33 | $12.96 | $12.12 | $11.79 | $10.27 |
| Number of accumulation units outstanding at end of period | 26,059 | 27,970 | 23,173 | 23,132 | 25,469 |
| **ING GLOBAL RESOURCES PORTFOLIO** | | | | | |
| (Funds were first received in this option during January 2009) | | | | | |
| Value at beginning of period | $8.56 | $8.89 | $9.88 | $8.19 | $6.40 |
| Value at end of period | $9.64 | $8.56 | $8.89 | $9.88 | $8.19 |
| Number of accumulation units outstanding at end of period | 3,715 | 5,577 | 3,698 | 3,695 | 5,867 |
| **ING GROWTH AND INCOME PORTFOLIO** | | | | | |
| Value at beginning of period | $10.12 | $8.82 | $8.93 | $7.89 | $6.11 |
| Value at end of period | $13.11 | $10.12 | $8.82 | $8.93 | $7.89 |
| Number of accumulation units outstanding at end of period | 151,913 | 127,589 | 134,901 | 144,274 | 158,546 |
| **ING INDEX PLUS LARGECAP PORTFOLIO** | | | | | |
| Value at beginning of period | $9.59 | $8.46 | $8.54 | $7.56 | $6.19 |
| Value at end of period | $12.64 | $9.59 | $8.46 | $8.54 | $7.56 |
| Number of accumulation units outstanding at end of period | 30,917 | 30,621 | 25,770 | 13,230 | 14,310 |
| **ING INDEX PLUS MIDCAP PORTFOLIO** | | | | | |
| Value at beginning of period | $10.89 | $9.33 | $9.53 | $7.88 | $6.04 |
| Value at end of period | $14.52 | $10.89 | $9.33 | $9.53 | $7.88 |
| Number of accumulation units outstanding at end of period | 29,374 | 34,715 | 29,610 | 14,349 | 17,408 |
| **ING INDEX PLUS SMALLCAP PORTFOLIO** | | | | | |
| Value at beginning of period | $10.24 | $9.19 | $9.34 | $7.67 | $6.20 |
| Value at end of period | $14.48 | $10.24 | $9.19 | $9.34 | $7.67 |
| Number of accumulation units outstanding at end of period | 7,944 | 12,655 | 10,666 | 2,808 | 3,691 |
| **ING INTERMEDIATE BOND PORTFOLIO** | | | | | |
| Value at beginning of period | $12.85 | $11.86 | $11.13 | $10.22 | $9.24 |
| Value at end of period | $12.72 | $12.85 | $11.86 | $11.13 | $10.22 |
| Number of accumulation units outstanding at end of period | 15,178 | 19,144 | 10,042 | 10,057 | 13,615 |
| **ING INTERNATIONAL INDEX PORTFOLIO** | | | | | |
| (Funds were first received in this option during January 2009) | | | | | |
| Value at beginning of period | $8.27 | $7.03 | $8.08 | $7.56 | $5.99 |
| Value at end of period | $9.95 | $8.27 | $7.03 | $8.08 | $7.56 |
| Number of accumulation units outstanding at end of period | 804 | 697 | 375 | 152 | 233 |
| **ING INTERNATIONAL VALUE PORTFOLIO** | | | | | |
| (Funds were first received in this option during January 2009) | | | | | |
| Value at beginning of period | $7.25 | $6.14 | $7.28 | $7.17 | $5.83 |
| Value at end of period | $8.71 | $7.25 | $6.14 | $7.28 | $7.17 |
| Number of accumulation units outstanding at end of period | 3,403 | 4,191 | 2,668 | 2,670 | 2,916 |
| **ING INVESCO COMSTOCK PORTFOLIO** | | | | | |
| (Funds were first received in this option during January 2009) | | | | | |
| Value at beginning of period | $10.03 | $8.53 | $8.79 | $7.71 | $6.14 |
| Value at end of period | $13.42 | $10.03 | $8.53 | $8.79 | $7.71 |
| Number of accumulation units outstanding at end of period | 1,298 | 3,452 | 831 | 963 | 1,507 |
| **ING INVESCO EQUITY AND INCOME PORTFOLIO** | | | | | |
| (Funds were first received in this option during January 2009) | | | | | |
| Value at beginning of period | $11.13 | $9.95 | $10.15 | $9.12 | $7.56 |
| Value at end of period | $13.78 | $11.13 | $9.95 | $10.15 | $9.12 |
| Number of accumulation units outstanding at end of period | 59,844 | 65,240 | 58,004 | 65,559 | 75,093 |

| | 2013 | 2012 | 2011 | 2010 | 2009 |
|---|---|---|---|---|---|
| **ING INVESCO GROWTH AND INCOME PORTFOLIO** | | | | | |
| (Funds were first received in this option during March 2011) | | | | | |
| Value at beginning of period | $9.94 | $8.75 | $9.24 | | |
| Value at end of period | $13.18 | $9.94 | $8.75 | | |
| Number of accumulation units outstanding at end of period | 1,672 | 834 | 21 | | |
| **ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO** | | | | | |
| (Funds were first received in this option during January 2009) | | | | | |
| Value at beginning of period | $9.51 | $8.05 | $9.94 | $8.34 | $5.20 |
| Value at end of period | $8.88 | $9.51 | $8.05 | $9.94 | $8.34 |
| Number of accumulation units outstanding at end of period | 1,769 | 3,087 | 2,645 | 3,002 | 4,759 |
| **ING JPMORGAN MID CAP VALUE PORTFOLIO** | | | | | |
| (Funds were first received in this option during January 2009) | | | | | |
| Value at beginning of period | $11.89 | $10.00 | $9.91 | $8.13 | $6.68 |
| Value at end of period | $15.51 | $11.89 | $10.00 | $9.91 | $8.13 |
| Number of accumulation units outstanding at end of period | 5,074 | 6,145 | 948 | 948 | 948 |
| **ING JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO** | | | | | |
| (Funds were first received in this option during January 2009) | | | | | |
| Value at beginning of period | $11.97 | $10.18 | $10.41 | $8.29 | $6.63 |
| Value at end of period | $16.48 | $11.97 | $10.18 | $10.41 | $8.29 |
| Number of accumulation units outstanding at end of period | 566 | 9 | 7 | 1 | 42 |
| **ING LARGE CAP GROWTH PORTFOLIO** | | | | | |
| (Funds were first received in this option during January 2011) | | | | | |
| Value at beginning of period | $12.10 | $10.34 | $10.32 | | |
| Value at end of period | $15.70 | $12.10 | $10.34 | | |
| Number of accumulation units outstanding at end of period | 19,070 | 20,005 | 13,503 | | |
| **ING LARGE CAP VALUE PORTFOLIO** | | | | | |
| (Funds were first received in this option during January 2009) | | | | | |
| Value at beginning of period | $10.38 | $9.13 | $8.90 | $7.52 | $6.89 |
| Value at end of period | $13.46 | $10.38 | $9.13 | $8.90 | $7.52 |
| Number of accumulation units outstanding at end of period | 30,898 | 30,926 | 15,606 | 4,279 | 4,280 |
| **ING MARSICO GROWTH PORTFOLIO** | | | | | |
| (Funds were first received in this option during January 2010) | | | | | |
| Value at beginning of period | $11.04 | $9.87 | $10.10 | $8.76 | |
| Value at end of period | $14.87 | $11.04 | $9.87 | $10.10 | |
| Number of accumulation units outstanding at end of period | 1,144 | 2,170 | 1,140 | 1,142 | |
| **ING MFS TOTAL RETURN PORTFOLIO** | | | | | |
| (Funds were first received in this option during January 2009) | | | | | |
| Value at beginning of period | $10.76 | $9.76 | $9.70 | $8.91 | $7.71 |
| Value at end of period | $12.65 | $10.76 | $9.76 | $9.70 | $8.91 |
| Number of accumulation units outstanding at end of period | 580 | 552 | 488 | 487 | 487 |
| **ING MFS UTILITIES PORTFOLIO** | | | | | |
| (Funds were first received in this option during January 2009) | | | | | |
| Value at beginning of period | $11.07 | $9.86 | $9.35 | $8.30 | $6.61 |
| Value at end of period | $13.19 | $11.07 | $9.86 | $9.35 | $8.30 |
| Number of accumulation units outstanding at end of period | 4,581 | 4,576 | 1,651 | 1,651 | 1,651 |
| **ING MIDCAP OPPORTUNITIES PORTFOLIO** | | | | | |
| (Funds were first received in this option during January 2009) | | | | | |
| Value at beginning of period | $12.88 | $11.38 | $11.54 | $8.93 | $6.37 |
| Value at end of period | $16.84 | $12.88 | $11.38 | $11.54 | $8.93 |
| Number of accumulation units outstanding at end of period | 9,806 | 7,948 | 1,554 | 626 | 3,880 |
| **ING MONEY MARKET PORTFOLIO** | | | | | |
| (Funds were first received in this option during January 2009) | | | | | |
| Value at beginning of period | $10.05 | $10.14 | $10.23 | $10.29 | $10.35 |
| Value at end of period | $9.96 | $10.05 | $10.14 | $10.23 | $10.29 |
| Number of accumulation units outstanding at end of period | 44,452 | 13,408 | 15,579 | 13,456 | 11,278 |

|  | 2013 | 2012 | 2011 | 2010 | 2009 |
|---|---|---|---|---|---|
| **ING MULTI-MANAGER LARGE CAP CORE PORTFOLIO** |  |  |  |  |  |
| (Funds were first received in this option during January 2009) |  |  |  |  |  |
| Value at beginning of period | $9.41 | $8.60 | $9.06 | $7.87 | $6.57 |
| Value at end of period | $12.19 | $9.41 | $8.60 | $9.06 | $7.87 |
| Number of accumulation units outstanding at end of period | 838 | 721 | 416 | 303 | 216 |
| **ING OPPENHEIMER GLOBAL PORTFOLIO** |  |  |  |  |  |
| (Funds were first received in this option during January 2009) |  |  |  |  |  |
| Value at beginning of period | $10.06 | $8.34 | $9.16 | $7.96 | $5.88 |
| Value at end of period | $12.67 | $10.06 | $8.34 | $9.16 | $7.96 |
| Number of accumulation units outstanding at end of period | 49,805 | 54,475 | 33,065 | 33,023 | 37,240 |
| **ING PIMCO HIGH YIELD PORTFOLIO** |  |  |  |  |  |
| (Funds were first received in this option during January 2009) |  |  |  |  |  |
| Value at beginning of period | $15.08 | $13.34 | $12.89 | $11.39 | $7.90 |
| Value at end of period | $15.78 | $15.08 | $13.34 | $12.89 | $11.39 |
| Number of accumulation units outstanding at end of period | 287 | 287 | 294 | 543 | 1,303 |
| **ING PIMCO TOTAL RETURN PORTFOLIO** |  |  |  |  |  |
| (Funds were first received in this option during January 2009) |  |  |  |  |  |
| Value at beginning of period | $13.27 | $12.41 | $12.13 | $11.38 | $10.28 |
| Value at end of period | $12.90 | $13.27 | $12.41 | $12.13 | $11.38 |
| Number of accumulation units outstanding at end of period | 8,793 | 13,366 | 8,032 | 3,387 | 4,954 |
| **ING PIONEER HIGH YIELD PORTFOLIO** |  |  |  |  |  |
| (Funds were first received in this option during January 2009) |  |  |  |  |  |
| Value at beginning of period | $15.39 | $13.37 | $13.58 | $11.52 | $7.09 |
| Value at end of period | $17.14 | $15.39 | $13.37 | $13.58 | $11.52 |
| Number of accumulation units outstanding at end of period | 3,284 | 3,195 | 545 | 1,041 | 700 |
| **ING RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO** |  |  |  |  |  |
| (Funds were first received in this option during July 2009) |  |  |  |  |  |
| Value at beginning of period | $16.46 | $14.51 | $14.05 | $12.56 | $10.71 |
| Value at end of period | $21.53 | $16.46 | $14.51 | $14.05 | $12.56 |
| Number of accumulation units outstanding at end of period | 1,443 | 1,368 | 571 | 95 | 1,119 |
| **ING RUSSELL™ LARGE CAP INDEX PORTFOLIO** |  |  |  |  |  |
| (Funds were first received in this option during July 2009) |  |  |  |  |  |
| Value at beginning of period | $10.60 | $9.25 | $9.10 | $8.19 | $6.95 |
| Value at end of period | $13.87 | $10.60 | $9.25 | $9.10 | $8.19 |
| Number of accumulation units outstanding at end of period | 1,554 | 1,341 | 1,020 | 604 | 447 |
| **ING RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO** |  |  |  |  |  |
| (Funds were first received in this option during July 2009) |  |  |  |  |  |
| Value at beginning of period | $14.95 | $13.01 | $13.06 | $11.85 | $10.06 |
| Value at end of period | $19.48 | $14.95 | $13.01 | $13.06 | $11.85 |
| Number of accumulation units outstanding at end of period | 766 | 813 | 807 | 724 | 325 |
| **ING RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO** |  |  |  |  |  |
| (Funds were first received in this option during August 2009) |  |  |  |  |  |
| Value at beginning of period | $17.78 | $15.53 | $16.02 | $12.85 | $11.41 |
| Value at end of period | $23.77 | $17.78 | $15.53 | $16.02 | $12.85 |
| Number of accumulation units outstanding at end of period | 714 | 689 | 380 | 420 | 419 |
| **ING RUSSELL™ MID CAP INDEX PORTFOLIO** |  |  |  |  |  |
| (Funds were first received in this option during September 2013) |  |  |  |  |  |
| Value at beginning of period | $14.27 |  |  |  |  |
| Value at end of period | $15.41 |  |  |  |  |
| Number of accumulation units outstanding at end of period | 12 |  |  |  |  |

| | 2013 | 2012 | 2011 | 2010 | 2009 |
|---|---|---|---|---|---|
| **ING RUSSELL™ SMALL CAP INDEX PORTFOLIO** | | | | | |
| (Funds were first received in this option during November 2011) | | | | | |
| Value at beginning of period | $12.05 | $10.48 | $10.61 | | |
| Value at end of period | $16.57 | $12.05 | $10.48 | | |
| Number of accumulation units outstanding at end of period | 154 | 62 | 29 | | |
| **ING SMALLCAP OPPORTUNITIES PORTFOLIO** | | | | | |
| Value at beginning of period | $12.32 | $10.80 | $10.80 | $8.24 | $6.34 |
| Value at end of period | $16.98 | $12.32 | $10.80 | $10.80 | $8.24 |
| Number of accumulation units outstanding at end of period | 1,243 | 1,908 | 84 | 84 | 84 |
| **ING SMALL COMPANY PORTFOLIO** | | | | | |
| Value at beginning of period | $11.29 | $9.95 | $10.30 | $8.35 | $6.61 |
| Value at end of period | $15.42 | $11.29 | $9.95 | $10.30 | $8.35 |
| Number of accumulation units outstanding at end of period | 4,785 | 5,320 | 2,797 | 2,497 | 1,910 |
| **ING SOLUTION 2015 PORTFOLIO** | | | | | |
| (Funds were first received in this option during January 2009) | | | | | |
| Value at beginning of period | $10.44 | $9.45 | $9.61 | $8.71 | $7.25 |
| Value at end of period | $11.29 | $10.44 | $9.45 | $9.61 | $8.71 |
| Number of accumulation units outstanding at end of period | 150,056 | 140,144 | 136,683 | 60,049 | 74,784 |
| **ING SOLUTION 2025 PORTFOLIO** | | | | | |
| (Funds were first received in this option during January 2009) | | | | | |
| Value at beginning of period | $9.79 | $8.71 | $9.07 | $8.04 | $6.56 |
| Value at end of period | $11.28 | $9.79 | $8.71 | $9.07 | $8.04 |
| Number of accumulation units outstanding at end of period | 165,598 | 184,878 | 186,519 | 175,224 | 172,291 |
| **ING SOLUTION 2035 PORTFOLIO** | | | | | |
| (Funds were first received in this option during January 2009) | | | | | |
| Value at beginning of period | $9.54 | $8.36 | $8.85 | $7.79 | $6.26 |
| Value at end of period | $11.38 | $9.54 | $8.36 | $8.85 | $7.79 |
| Number of accumulation units outstanding at end of period | 178,121 | 191,008 | 190,362 | 162,701 | 184,057 |
| **ING SOLUTION 2045 PORTFOLIO** | | | | | |
| (Funds were first received in this option during January 2009) | | | | | |
| Value at beginning of period | $9.22 | $8.06 | $8.57 | $7.51 | $5.98 |
| Value at end of period | $11.28 | $9.22 | $8.06 | $8.57 | $7.51 |
| Number of accumulation units outstanding at end of period | 110,353 | 114,275 | 112,510 | 103,452 | 118,926 |
| **ING SOLUTION 2055 PORTFOLIO** | | | | | |
| (Funds were first received in this option during November 2011) | | | | | |
| Value at beginning of period | $12.43 | $10.86 | $11.14 | | |
| Value at end of period | $15.22 | $12.43 | $10.86 | | |
| Number of accumulation units outstanding at end of period | 622 | 332 | 151 | | |
| **ING SOLUTION BALANCED PORTFOLIO** | | | | | |
| (Funds were first received in this option during March 2009) | | | | | |
| Value at beginning of period | $10.45 | $9.27 | $9.59 | $8.58 | $6.41 |
| Value at end of period | $11.97 | $10.45 | $9.27 | $9.59 | $8.58 |
| Number of accumulation units outstanding at end of period | 438 | 330 | 164 | 80 | 56 |
| **ING SOLUTION INCOME PORTFOLIO** | | | | | |
| (Funds were first received in this option during January 2009) | | | | | |
| Value at beginning of period | $11.31 | $10.40 | $10.46 | $9.63 | $8.30 |
| Value at end of period | $11.99 | $11.31 | $10.40 | $10.46 | $9.63 |
| Number of accumulation units outstanding at end of period | 15,709 | 15,898 | 8,636 | 21,775 | 20,298 |
| **ING SOLUTION MODERATELY CONSERVATIVE PORTFOLIO** | | | | | |
| (Funds were first received in this option during November 2011) | | | | | |
| Value at beginning of period | $11.04 | $9.95 | $10.08 | | |
| Value at end of period | $11.99 | $11.04 | $9.95 | | |
| Number of accumulation units outstanding at end of period | 10,011 | 226 | 129 | | |

**Condensed Financial Information (continued)**

| | 2013 | 2012 | 2011 | 2010 | 2009 |
|---|---|---|---|---|---|
| **ING STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO** | | | | | |
| Value at beginning of period | $11.03 | $9.91 | $9.82 | $8.92 | $7.64 |
| Value at end of period | $12.26 | $11.03 | $9.91 | $9.82 | $8.92 |
| Number of accumulation units outstanding at end of period | 2,530 | 3,448 | 5,610 | 5,923 | 8,881 |
| **ING STRATEGIC ALLOCATION GROWTH PORTFOLIO** | | | | | |
| Value at beginning of period | $9.63 | $8.45 | $8.78 | $7.84 | $6.32 |
| Value at end of period | $11.68 | $9.63 | $8.45 | $8.78 | $7.84 |
| Number of accumulation units outstanding at end of period | 23,265 | 25,373 | 25,629 | 26,435 | 34,652 |
| **ING STRATEGIC ALLOCATION MODERATE PORTFOLIO** | | | | | |
| Value at beginning of period | $10.27 | $9.12 | $9.26 | $8.34 | $6.90 |
| Value at end of period | $11.86 | $10.27 | $9.12 | $9.26 | $8.34 |
| Number of accumulation units outstanding at end of period | 12,956 | 14,416 | 15,215 | 18,946 | 22,666 |
| **ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO** | | | | | |
| (Funds were first received in this option during January 2009) | | | | | |
| Value at beginning of period | $12.33 | $10.86 | $10.65 | $9.43 | $7.31 |
| Value at end of period | $14.93 | $12.33 | $10.86 | $10.65 | $9.43 |
| Number of accumulation units outstanding at end of period | 100,041 | 93,634 | 57,281 | 5,924 | 5,989 |
| **ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO** | | | | | |
| (Funds were first received in this option during January 2009) | | | | | |
| Value at beginning of period | $11.26 | $9.79 | $10.25 | $8.05 | $5.78 |
| Value at end of period | $15.09 | $11.26 | $9.79 | $10.25 | $8.05 |
| Number of accumulation units outstanding at end of period | 41,553 | 43,448 | 49,255 | 53,235 | 65,801 |
| **ING T. ROWE PRICE EQUITY INCOME PORTFOLIO** | | | | | |
| (Funds were first received in this option during January 2009) | | | | | |
| Value at beginning of period | $10.06 | $8.66 | $8.82 | $7.74 | $6.41 |
| Value at end of period | $12.93 | $10.06 | $8.66 | $8.82 | $7.74 |
| Number of accumulation units outstanding at end of period | 9,866 | 10,066 | 10,512 | 10,508 | 11,583 |
| **ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO** | | | | | |
| (Funds were first received in this option during January 2009) | | | | | |
| Value at beginning of period | $10.71 | $9.08 | $9.27 | $8.00 | $5.87 |
| Value at end of period | $14.77 | $10.71 | $9.08 | $9.27 | $8.00 |
| Number of accumulation units outstanding at end of period | 41,317 | 42,364 | 30,682 | 30,394 | 39,602 |
| **ING T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO** | | | | | |
| (Funds were first received in this option during January 2009) | | | | | |
| Value at beginning of period | $7.78 | $6.61 | $7.60 | $6.74 | $5.12 |
| Value at end of period | $8.81 | $7.78 | $6.61 | $7.60 | $6.74 |
| Number of accumulation units outstanding at end of period | 9 | 359 | 350 | 852 | 1,208 |
| **ING TEMPLETON FOREIGN EQUITY PORTFOLIO** | | | | | |
| (Funds were first received in this option during January 2009) | | | | | |
| Value at beginning of period | $9.21 | $7.81 | $8.96 | $8.30 | $6.40 |
| Value at end of period | $10.97 | $9.21 | $7.81 | $8.96 | $8.30 |
| Number of accumulation units outstanding at end of period | 3,834 | 4,049 | 1,167 | 748 | 1,396 |
| **ING TEMPLETON GLOBAL GROWTH PORTFOLIO** | | | | | |
| (Funds were first received in this option during March 2009) | | | | | |
| Value at beginning of period | $9.34 | $7.74 | $8.29 | $7.76 | $5.35 |
| Value at end of period | $12.10 | $9.34 | $7.74 | $8.29 | $7.76 |
| Number of accumulation units outstanding at end of period | 1,211 | 1,177 | 988 | 214 | 123 |
| **ING U.S. BOND INDEX PORTFOLIO** | | | | | |
| (Funds were first received in this option during March 2009) | | | | | |
| Value at beginning of period | $12.39 | $12.04 | $11.33 | $10.77 | $10.23 |
| Value at end of period | $11.97 | $12.39 | $12.04 | $11.33 | $10.77 |
| Number of accumulation units outstanding at end of period | 8,731 | 979 | 156 | 118 | 80 |

# Condensed Financial Information (continued)

| | 2013 | 2012 | 2011 | 2010 | 2009 |
|---|---|---|---|---|---|
| **INVESCO MID CAP CORE EQUITY FUND** | | | | | |
| (Funds were first received in this option during November 2011) | | | | | |
| Value at beginning of period | $13.93 | $12.74 | $13.11 | | |
| Value at end of period | $17.84 | $13.93 | $12.74 | | |
| Number of accumulation units outstanding at end of period | 144 | 97 | 63 | | |
| **INVESCO V.I. AMERICAN FRANCHISE FUND** | | | | | |
| (Funds were first received in this option during April 2012) | | | | | |
| Value at beginning of period | $36.02 | $37.17 | | | |
| Value at end of period | $50.03 | $36.02 | | | |
| Number of accumulation units outstanding at end of period | 2,289 | 2,348 | | | |
| **INVESCO V.I. CORE EQUITY FUND** | | | | | |
| Value at beginning of period | $10.60 | $9.39 | $9.49 | $8.74 | $6.87 |
| Value at end of period | $13.58 | $10.60 | $9.39 | $9.49 | $8.74 |
| Number of accumulation units outstanding at end of period | 11,356 | 13,705 | 12,260 | 12,119 | 14,173 |
| **JANUS ASPEN JANUS PORTFOLIO** | | | | | |
| (Funds were first received in this option during January 2009) | | | | | |
| Value at beginning of period | $10.04 | $8.54 | $9.10 | $8.02 | $6.11 |
| Value at end of period | $12.96 | $10.04 | $8.54 | $9.10 | $8.02 |
| Number of accumulation units outstanding at end of period | 220 | 220 | 220 | 220 | 220 |
| **LAZARD U.S. MID CAP EQUITY PORTFOLIO** | | | | | |
| (Funds were first received in this option during November 2011) | | | | | |
| Value at beginning of period | $9.28 | $8.88 | $9.04 | | |
| Value at end of period | $12.20 | $9.28 | $8.88 | | |
| Number of accumulation units outstanding at end of period | 103 | 105 | 66 | | |
| **LKCM AQUINAS GROWTH FUND** | | | | | |
| (Funds were first received in this option during March 2009) | | | | | |
| Value at beginning of period | $11.00 | $10.05 | $9.99 | $8.65 | $6.37 |
| Value at end of period | $13.82 | $11.00 | $10.05 | $9.99 | $8.65 |
| Number of accumulation units outstanding at end of period | 29,706 | 30,608 | 28,941 | 6,340 | 7,377 |
| **LOOMIS SAYLES SMALL CAP VALUE FUND** | | | | | |
| (Funds were first received in this option during November 2011) | | | | | |
| Value at beginning of period | $12.70 | $11.04 | $11.07 | | |
| Value at end of period | $17.07 | $12.70 | $11.04 | | |
| Number of accumulation units outstanding at end of period | 274 | 196 | 113 | | |
| **LORD ABBETT SERIES FUND - MID CAP STOCK PORTFOLIO** | | | | | |
| Value at beginning of period | $9.65 | $8.50 | $8.93 | $7.19 | $5.73 |
| Value at end of period | $12.46 | $9.65 | $8.50 | $8.93 | $7.19 |
| Number of accumulation units outstanding at end of period | 2,458 | 2,388 | 1,781 | 1,615 | 1,614 |
| **NEUBERGER BERMAN SOCIALLY RESPONSIVE FUND®** | | | | | |
| (Funds were first received in this option during January 2011) | | | | | |
| Value at beginning of period | $10.12 | $9.22 | $9.68 | | |
| Value at end of period | $13.84 | $10.12 | $9.22 | | |
| Number of accumulation units outstanding at end of period | 795 | 1,006 | 380 | | |
| **NEW PERSPECTIVE FUND®** | | | | | |
| (Funds were first received in this option during May 2012) | | | | | |
| Value at beginning of period | $10.22 | $8.88 | | | |
| Value at end of period | $12.84 | $10.22 | | | |
| Number of accumulation units outstanding at end of period | 4,997 | 7,738 | | | |
| **OPPENHEIMER DEVELOPING MARKETS FUND** | | | | | |
| (Funds were first received in this option during January 2009) | | | | | |
| Value at beginning of period | $11.29 | $9.42 | $11.61 | $9.22 | $5.42 |
| Value at end of period | $12.12 | $11.29 | $9.42 | $11.61 | $9.22 |
| Number of accumulation units outstanding at end of period | 27,945 | 37,372 | 26,455 | 7,830 | 9,477 |

| | 2013 | 2012 | 2011 | 2010 | 2009 |
|---|---|---|---|---|---|
| **OPPENHEIMER MAIN STREET SMALL CAP FUND®/VA** | | | | | |
| (Funds were first received in this option during January 2009) | | | | | |
| Value at beginning of period | $11.06 | $9.46 | $9.76 | $7.98 | $6.05 |
| Value at end of period | $15.46 | $11.06 | $9.46 | $9.76 | $7.98 |
| Number of accumulation units outstanding at end of period | 2,246 | 2,473 | 2,473 | 2,246 | 3,428 |
| **PAX WORLD BALANCED FUND** | | | | | |
| (Funds were first received in this option during January 2009) | | | | | |
| Value at beginning of period | $9.88 | $8.96 | $9.21 | $8.31 | $7.05 |
| Value at end of period | $11.40 | $9.88 | $8.96 | $9.21 | $8.31 |
| Number of accumulation units outstanding at end of period | 8,322 | 7,843 | 7,504 | 1,857 | 1,527 |
| **PIMCO VIT REAL RETURN PORTFOLIO** | | | | | |
| (Funds were first received in this option during January 2009) | | | | | |
| Value at beginning of period | $14.33 | $13.30 | $12.01 | $11.21 | $9.43 |
| Value at end of period | $12.89 | $14.33 | $13.30 | $12.01 | $11.21 |
| Number of accumulation units outstanding at end of period | 6,003 | 6,654 | 696 | 840 | 919 |
| **PIONEER EMERGING MARKETS VCT PORTFOLIO** | | | | | |
| (Funds were first received in this option during January 2009) | | | | | |
| Value at beginning of period | $6.91 | $6.23 | $8.20 | $7.14 | $4.36 |
| Value at end of period | $6.71 | $6.91 | $6.23 | $8.20 | $7.14 |
| Number of accumulation units outstanding at end of period | 503 | 3,363 | 3,510 | 2,032 | 2,032 |
| **PIONEER HIGH YIELD VCT PORTFOLIO** | | | | | |
| (Funds were first received in this option during January 2009) | | | | | |
| Value at beginning of period | $13.24 | $11.51 | $11.81 | $10.09 | $6.49 |
| Value at end of period | $14.70 | $13.24 | $11.51 | $11.81 | $10.09 |
| Number of accumulation units outstanding at end of period | 4,878 | 6,142 | 5,426 | 6,049 | 6,036 |
| **SMALLCAP WORLD FUND®** | | | | | |
| (Funds were first received in this option during January 2009) | | | | | |
| Value at beginning of period | $10.63 | $8.79 | $10.35 | $8.36 | $5.61 |
| Value at end of period | $13.63 | $10.63 | $8.79 | $10.35 | $8.36 |
| Number of accumulation units outstanding at end of period | 1,311 | 3,667 | 968 | 869 | 855 |
| **TEMPLETON GLOBAL BOND FUND** | | | | | |
| (Funds were first received in this option during January 2009) | | | | | |
| Value at beginning of period | $15.50 | $13.51 | $13.96 | $12.50 | $10.72 |
| Value at end of period | $15.71 | $15.50 | $13.51 | $13.96 | $12.50 |
| Number of accumulation units outstanding at end of period | 17,107 | 15,629 | 8,073 | 4,661 | 4,690 |
| **THE BOND FUND OF AMERICA℠** | | | | | |
| (Funds were first received in this option during September 2009) | | | | | |
| Value at beginning of period | $11.74 | $11.19 | $10.60 | $9.98 | $9.75 |
| Value at end of period | $11.41 | $11.74 | $11.19 | $10.60 | $9.98 |
| Number of accumulation units outstanding at end of period | 434 | 272 | 214 | 22 | 22 |
| **THE GROWTH FUND OF AMERICA®** | | | | | |
| (Funds were first received in this option during January 2009) | | | | | |
| Value at beginning of period | $9.90 | $8.28 | $8.79 | $7.89 | $6.12 |
| Value at end of period | $13.12 | $9.90 | $8.28 | $8.79 | $7.89 |
| Number of accumulation units outstanding at end of period | 76,953 | 82,931 | 75,074 | 44,743 | 51,394 |
| **USAA PRECIOUS METALS AND MINERALS FUND** | | | | | |
| (Funds were first received in this option during May 2012) | | | | | |
| Value at beginning of period | $7.63 | $7.22 | | | |
| Value at end of period | $3.67 | $7.63 | | | |
| Number of accumulation units outstanding at end of period | 108 | 1,519 | | | |

# Condensed Financial Information (continued)

| | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 |
|---|---|---|---|---|---|---|---|---|---|---|
| **WANGER INTERNATIONAL** | | | | | | | | | | |
| (Funds were first received in this option during February 2009) | | | | | | | | | | |
| Value at beginning of period | $9.59 | $7.96 | $9.41 | $7.60 | $4.77 | | | | | |
| Value at end of period | $11.63 | $9.59 | $7.96 | $9.41 | $7.60 | | | | | |
| Number of accumulation units outstanding at end of period | 2,272 | 1,734 | 242 | 0 | 68 | | | | | |
| **WANGER SELECT** | | | | | | | | | | |
| (Funds were first received in this option during January 2009) | | | | | | | | | | |
| Value at beginning of period | $9.53 | $8.12 | $9.95 | $7.93 | $4.99 | | | | | |
| Value at end of period | $12.71 | $9.53 | $8.12 | $9.95 | $7.93 | | | | | |
| Number of accumulation units outstanding at end of period | 6,556 | 6,925 | 2,761 | 2,762 | 2,710 | | | | | |
| **WANGER USA** | | | | | | | | | | |
| (Funds were first received in this option during January 2009) | | | | | | | | | | |
| Value at beginning of period | $11.45 | $9.63 | $10.06 | $8.23 | $5.98 | | | | | |
| Value at end of period | $15.18 | $11.45 | $9.63 | $10.06 | $8.23 | | | | | |
| Number of accumulation units outstanding at end of period | 588 | 566 | 353 | 353 | 353 | | | | | |
| **WASHINGTON MUTUAL INVESTORS FUND[SM]** | | | | | | | | | | |
| (Funds were first received in this option during January 2009) | | | | | | | | | | |
| Value at beginning of period | $10.09 | $9.05 | $8.54 | $7.60 | $6.58 | | | | | |
| Value at end of period | $13.18 | $10.09 | $9.05 | $8.54 | $7.60 | | | | | |
| Number of accumulation units outstanding at end of period | 6,938 | 6,620 | 4,557 | 4,494 | 5,578 | | | | | |
| **WELLS FARGO ADVANTAGE SPECIAL SMALL CAP VALUE FUND** | | | | | | | | | | |
| (Funds were first received in this option during January 2009) | | | | | | | | | | |
| Value at beginning of period | $10.94 | $9.73 | $10.04 | $8.26 | $6.50 | | | | | |
| Value at end of period | $14.97 | $10.94 | $9.73 | $10.04 | $8.26 | | | | | |
| Number of accumulation units outstanding at end of period | 7,097 | 7,522 | 2,030 | 1,868 | 1,869 | | | | | |

## TABLE 22

### FOR CONTRACTS ISSUED UNDER 403(b), 401(a) AND 401(k) PLANS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 0.95%
(Selected data for accumulation units outstanding throughout each period)

| | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ALGER GREEN FUND** | | | | | | | | | | |
| (Funds were first received in this option during May 2009) | | | | | | | | | | |
| Value at beginning of period | $15.05 | $13.22 | $14.09 | $12.98 | $10.11 | | | | | |
| Value at end of period | $20.08 | $15.05 | $13.22 | $14.09 | $12.98 | | | | | |
| Number of accumulation units outstanding at end of period | 6,540 | 6,031 | 5,954 | 5,973 | 1,120 | | | | | |
| **AMANA GROWTH FUND** | | | | | | | | | | |
| (Funds were first received in this option during May 2009) | | | | | | | | | | |
| Value at beginning of period | $11.83 | $10.74 | $11.05 | $9.62 | $8.02 | | | | | |
| Value at end of period | $14.39 | $11.83 | $10.74 | $11.05 | $9.62 | | | | | |
| Number of accumulation units outstanding at end of period | 77,694 | 76,499 | 65,873 | 52,828 | 18,888 | | | | | |
| **AMANA INCOME FUND** | | | | | | | | | | |
| (Funds were first received in this option during June 2009) | | | | | | | | | | |
| Value at beginning of period | $12.08 | $11.12 | $11.01 | $9.91 | $8.41 | | | | | |
| Value at end of period | $15.52 | $12.08 | $11.12 | $11.01 | $9.91 | | | | | |
| Number of accumulation units outstanding at end of period | 126,181 | 113,004 | 103,855 | 67,671 | 27,634 | | | | | |
| **AMERICAN CENTURY® INFLATION-ADJUSTED BOND FUND** | | | | | | | | | | |
| (Funds were first received in this option during June 2009) | | | | | | | | | | |
| Value at beginning of period | $13.24 | $12.53 | $11.20 | $10.72 | $10.02 | | | | | |
| Value at end of period | $11.92 | $13.24 | $12.53 | $11.20 | $10.72 | | | | | |
| Number of accumulation units outstanding at end of period | 79,219 | 122,142 | 94,773 | 39,910 | 23,654 | | | | | |

CFI 194

**Condensed Financial Information (continued)**

| | 2004 | 2005 | 2006 | 2007 | 2008 | 2009 | 2010 | 2011 | 2012 | 2013 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ARIEL FUND** | | | | | | | | | | |
| (Funds were first received in this option during May 2010) | | | | | | | | | | |
| Value at beginning of period | | | | | | | $10.46 | $11.56 | $10.15 | $12.10 |
| Value at end of period | | | | | | | $11.56 | $10.15 | $12.10 | $17.34 |
| Number of accumulation units outstanding at end of period | | | | | | | 7,375 | 9,880 | 11,322 | 24,260 |
| **ARTISAN INTERNATIONAL FUND** | | | | | | | | | | |
| (Funds were first received in this option during July 2008) | | | | | | | | | | |
| Value at beginning of period | | | | | $9.31 | $5.76 | $7.98 | $8.37 | $7.69 | $9.55 |
| Value at end of period | | | | | $5.76 | $7.98 | $8.37 | $7.69 | $9.55 | $11.84 |
| Number of accumulation units outstanding at end of period | | | | | 1,182 | 10,664 | 12,494 | 22,314 | 34,867 | 43,695 |
| **ASTON/FAIRPOINTE MID CAP FUND** | | | | | | | | | | |
| (Funds were first received in this option during July 2010) | | | | | | | | | | |
| Value at beginning of period | | | | | | | $9.46 | $11.74 | $10.86 | $12.53 |
| Value at end of period | | | | | | | $11.74 | $10.86 | $12.53 | $17.93 |
| Number of accumulation units outstanding at end of period | | | | | | | 8,689 | 28,312 | 43,476 | 75,801 |
| **BLACKROCK MID CAP VALUE OPPORTUNITIES FUND** | | | | | | | | | | |
| (Funds were first received in this option during June 2009) | | | | | | | | | | |
| Value at beginning of period | | | | | | $10.16 | $12.62 | $15.71 | $15.47 | $17.35 |
| Value at end of period | | | | | | $12.62 | $15.71 | $15.47 | $17.35 | $22.91 |
| Number of accumulation units outstanding at end of period | | | | | | 339 | 11,021 | 13,668 | 15,387 | 17,940 |
| **CALVERT VP SRI BALANCED PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $15.13 | $16.23 | $16.98 | $18.30 | $18.63 | $12.67 | $15.72 | $17.46 | $18.09 | $19.80 |
| Value at end of period | $16.23 | $16.98 | $18.30 | $18.63 | $12.67 | $15.72 | $17.46 | $18.09 | $19.80 | $23.14 |
| Number of accumulation units outstanding at end of period | 52,199 | 110,974 | 91,516 | 178,681 | 117,437 | 110,585 | 107,928 | 104,489 | 99,205 | 99,833 |
| **COHEN & STEERS REALTY SHARES, INC.** | | | | | | | | | | |
| (Funds were first received in this option during May 2011) | | | | | | | | | | |
| Value at beginning of period | | | | | | | | $9.97 | $9.47 | $10.86 |
| Value at end of period | | | | | | | | $9.47 | $10.86 | $11.09 |
| Number of accumulation units outstanding at end of period | | | | | | | | 2,045 | 13,873 | 23,721 |
| **COLUMBIA DIVERSIFIED EQUITY INCOME FUND** | | | | | | | | | | |
| (Funds were first received in this option during August 2008) | | | | | | | | | | |
| Value at beginning of period | | | | | $8.99 | $6.18 | $7.80 | $8.98 | $8.45 | $9.62 |
| Value at end of period | | | | | $6.18 | $7.80 | $8.98 | $8.45 | $9.62 | $12.47 |
| Number of accumulation units outstanding at end of period | | | | | 12,592 | 18,922 | 22,439 | 33,157 | 36,369 | 36,315 |
| **COLUMBIA MID CAP VALUE FUND (CLASS A)** | | | | | | | | | | |
| (Funds were first received in this option during September 2008) | | | | | | | | | | |
| Value at beginning of period | | | | | $8.97 | $6.09 | $7.98 | $9.72 | $9.21 | $10.63 |
| Value at end of period | | | | | $6.09 | $7.98 | $9.72 | $9.21 | $10.63 | $14.23 |
| Number of accumulation units outstanding at end of period | | | | | 1,682 | 4,624 | 11,918 | 12,903 | 12,442 | 9,355 |
| **DELAWARE SMALL CAP VALUE FUND** | | | | | | | | | | |
| (Funds were first received in this option during June 2013) | | | | | | | | | | |
| Value at beginning of period | | | | | | | | | | $10.35 |
| Value at end of period | | | | | | | | | | $12.06 |
| Number of accumulation units outstanding at end of period | | | | | | | | | | 846 |
| **EUROPACIFIC GROWTH FUND®** | | | | | | | | | | |
| Value at beginning of period | $9.99 | $11.47 | $13.76 | $16.60 | $19.55 | $11.51 | $15.86 | $17.19 | $14.71 | $17.37 |
| Value at end of period | $11.47 | $13.76 | $16.60 | $19.55 | $11.51 | $15.86 | $17.19 | $14.71 | $17.37 | $20.68 |
| Number of accumulation units outstanding at end of period | 29,104 | 65,346 | 148,502 | 402,398 | 450,089 | 548,200 | 568,796 | 606,669 | 585,430 | 589,433 |
| **FIDELITY® VIP CONTRAFUND® PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $20.13 | $23.02 | $26.67 | $29.51 | $34.37 | $19.57 | $26.31 | $30.55 | $29.50 | $34.01 |
| Value at end of period | $23.02 | $26.67 | $29.51 | $34.37 | $19.57 | $26.31 | $30.55 | $29.50 | $34.01 | $44.23 |
| Number of accumulation units outstanding at end of period | 771,059 | 3,733,726 | 3,947,272 | 4,751,978 | 4,412,465 | 1,150,736 | 1,120,823 | 1,130,087 | 1,036,706 | 1,001,571 |

**Condensed Financial Information (continued)**

| | 2004 | 2005 | 2006 | 2007 | 2008 | 2009 | 2010 | 2011 | 2012 | 2013 |
|---|---|---|---|---|---|---|---|---|---|---|
| **FIDELITY® VIP EQUITY-INCOME PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $17.17 | $18.97 | $19.89 | $23.68 | $23.82 | $13.53 | $17.45 | $19.90 | $19.90 | $23.13 |
| Value at end of period | $18.97 | $19.89 | $23.68 | $23.82 | $13.53 | $17.45 | $19.90 | $19.90 | $23.13 | $29.36 |
| Number of accumulation units outstanding at end of period | 568,436 | 697,110 | 692,977 | 1,062,228 | 721,774 | 686,820 | 616,365 | 555,901 | 475,934 | 439,435 |
| **FIDELITY® VIP GROWTH PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $15.62 | $16.00 | $16.77 | $17.74 | $22.32 | $11.68 | $14.84 | $18.25 | $18.12 | $20.58 |
| Value at end of period | $16.00 | $16.77 | $17.74 | $22.32 | $11.68 | $14.84 | $18.25 | $18.12 | $20.58 | $27.80 |
| Number of accumulation units outstanding at end of period | 707,614 | 831,960 | 647,439 | 1,024,423 | 635,450 | 631,481 | 574,550 | 547,005 | 499,583 | 478,392 |
| **FIDELITY® VIP OVERSEAS PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $13.05 | $14.68 | $17.32 | $20.25 | $23.53 | $13.10 | $16.42 | $18.40 | $15.10 | $18.05 |
| Value at end of period | $14.68 | $17.32 | $20.25 | $23.53 | $13.10 | $16.42 | $18.40 | $15.10 | $18.05 | $23.33 |
| Number of accumulation units outstanding at end of period | 91,364 | 121,639 | 131,284 | 188,634 | 66,559 | 61,282 | 53,685 | 49,021 | 45,859 | 46,965 |
| **FRANKLIN SMALL CAP VALUE SECURITIES FUND** | | | | | | | | | | |
| Value at beginning of period | $12.12 | $14.86 | $16.01 | $18.55 | $17.94 | $11.90 | $15.23 | $19.34 | $18.44 | $21.62 |
| Value at end of period | $14.86 | $16.01 | $18.55 | $17.94 | $11.90 | $15.23 | $19.34 | $18.44 | $21.62 | $29.18 |
| Number of accumulation units outstanding at end of period | 113,358 | 152,127 | 92,784 | 167,236 | 156,837 | 189,715 | 201,779 | 205,528 | 197,548 | 181,004 |
| **FUNDAMENTAL INVESTORS℠** | | | | | | | | | | |
| (Funds were first received in this option during June 2008) | | | | | | | | | | |
| Value at beginning of period | | | | | $10.08 | $6.11 | $8.07 | $9.11 | $8.85 | $10.27 |
| Value at end of period | | | | | $6.11 | $8.07 | $9.11 | $8.85 | $10.27 | $13.38 |
| Number of accumulation units outstanding at end of period | | | | | 49,533 | 160,449 | 191,775 | 225,832 | 242,343 | 265,874 |
| **ING AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $10.87 | $13.06 | $13.96 | $15.96 | $15.35 | $11.17 | $15.01 | $18.14 | $17.40 | $20.05 |
| Value at end of period | $13.06 | $13.96 | $15.96 | $15.35 | $11.17 | $15.01 | $18.14 | $17.40 | $20.05 | $26.09 |
| Number of accumulation units outstanding at end of period | 35,545 | 1,082,078 | 1,090,948 | 1,075,558 | 1,194,534 | 26,670 | 34,471 | 36,572 | 40,423 | 74,101 |
| **ING BALANCED PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $16.85 | $18.27 | $18.86 | $20.55 | $21.49 | $15.31 | $18.08 | $20.43 | $19.97 | $22.48 |
| Value at end of period | $18.27 | $18.86 | $20.55 | $21.49 | $15.31 | $18.08 | $20.43 | $19.97 | $22.48 | $25.99 |
| Number of accumulation units outstanding at end of period | 349,405 | 667,243 | 643,741 | 1,175,116 | 834,263 | 553,155 | 491,525 | 527,000 | 472,194 | 453,864 |
| **ING BARON GROWTH PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $11.50 | $14.58 | $15.51 | $17.70 | $18.61 | $10.83 | $14.50 | $18.17 | $18.40 | $21.81 |
| Value at end of period | $14.58 | $15.51 | $17.70 | $18.61 | $10.83 | $14.50 | $18.17 | $18.40 | $21.81 | $29.99 |
| Number of accumulation units outstanding at end of period | 56,330 | 1,132,614 | 1,130,536 | 1,137,369 | 1,047,522 | 148,266 | 149,283 | 160,645 | 151,780 | 157,648 |
| **ING BLACKROCK HEALTH SCIENCES OPPORTUNITIES PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during May 2005) | | | | | | | | | | |
| Value at beginning of period | | $10.29 | $11.23 | $12.67 | $13.62 | $9.62 | $11.44 | $12.13 | $12.59 | $14.80 |
| Value at end of period | | $11.23 | $12.67 | $13.62 | $9.62 | $11.44 | $12.13 | $12.59 | $14.80 | $21.16 |
| Number of accumulation units outstanding at end of period | | 4,286 | 12,324 | 22,099 | 24,790 | 41,979 | 31,384 | 34,716 | 37,270 | 57,891 |
| **ING BLACKROCK LARGE CAP GROWTH PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2007) | | | | | | | | | | |
| Value at beginning of period | | | | $10.69 | $10.44 | $6.32 | $8.17 | $9.19 | $8.99 | $10.22 |
| Value at end of period | | | | $10.44 | $6.32 | $8.17 | $9.19 | $8.99 | $10.22 | $13.51 |
| Number of accumulation units outstanding at end of period | | | | 633,420 | 326,604 | 336,255 | 298,691 | 281,372 | 256,878 | 259,979 |
| **ING CLARION GLOBAL REAL ESTATE PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during September 2008) | | | | | | | | | | |
| Value at beginning of period | | | | | $9.74 | $6.71 | $8.89 | $10.24 | $9.62 | $12.01 |
| Value at end of period | | | | | $6.71 | $8.89 | $10.24 | $9.62 | $12.01 | $12.37 |
| Number of accumulation units outstanding at end of period | | | | | 135,153 | 160,570 | 156,125 | 170,654 | 180,251 | 181,265 |
| **ING CLARION REAL ESTATE PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during June 2006) | | | | | | | | | | |
| Value at beginning of period | | | $10.02 | $12.32 | $10.04 | $6.12 | $8.23 | $10.43 | $11.32 | $12.95 |
| Value at end of period | | | $12.32 | $10.04 | $6.12 | $8.23 | $10.43 | $11.32 | $12.95 | $13.09 |
| Number of accumulation units outstanding at end of period | | | 36,388 | 85,159 | 87,635 | 128,570 | 160,633 | 180,241 | 223,684 | 220,076 |

# Condensed Financial Information (continued)

| | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING COLUMBIA CONTRARIAN CORE PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $19.57 | $17.60 | $18.64 | $16.80 | $12.88 | $21.40 | $20.74 | $18.39 | $17.87 | $16.64 |
| Value at end of period | $26.12 | $19.57 | $17.60 | $18.64 | $16.80 | $12.88 | $21.40 | $20.74 | $18.39 | $17.87 |
| Number of accumulation units outstanding at end of period | 36,678 | 46,474 | 48,548 | 45,046 | 38,406 | 30,188 | 38,922 | 19,911 | 14,936 | 19,333 |
| **ING COLUMBIA SMALL CAP VALUE II PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during August 2006) | | | | | | | | | | |
| Value at beginning of period | $11.23 | $9.93 | $10.30 | $8.30 | $6.72 | $10.29 | $10.09 | $9.19 | | |
| Value at end of period | $15.57 | $11.23 | $9.93 | $10.30 | $8.30 | $6.72 | $10.29 | $10.09 | | |
| Number of accumulation units outstanding at end of period | 20,591 | 9,732 | 14,256 | 12,152 | 7,321 | 2,275 | 5,823 | 28 | | |
| **ING FMR[SM] DIVERSIFIED MID CAP PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during June 2005) | | | | | | | | | | |
| Value at beginning of period | $15.76 | $13.88 | $15.74 | $12.38 | $8.98 | $14.89 | $13.13 | $11.85 | $10.26 | |
| Value at end of period | $21.24 | $15.76 | $13.88 | $15.74 | $12.38 | $8.98 | $14.89 | $13.13 | $11.85 | |
| Number of accumulation units outstanding at end of period | 121,389 | 119,590 | 138,895 | 117,462 | 90,157 | 56,934 | 46,107 | 26,450 | 9,186 | |
| **ING GLOBAL BOND PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2005) | | | | | | | | | | |
| Value at beginning of period | $14.90 | $13.94 | $13.57 | $11.70 | $9.82 | $11.73 | $10.78 | $10.14 | $10.00 | |
| Value at end of period | $14.02 | $14.90 | $13.94 | $13.57 | $11.70 | $9.82 | $11.73 | $10.78 | $10.14 | |
| Number of accumulation units outstanding at end of period | 349,739 | 392,064 | 435,066 | 467,090 | 532,418 | 530,219 | 759,653 | 449,205 | 502,892 | |
| **ING GLOBAL RESOURCES PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during January 2007) | | | | | | | | | | |
| Value at beginning of period | $11.22 | $11.66 | $12.95 | $10.75 | $7.89 | $13.51 | $9.69 | | | |
| Value at end of period | $12.62 | $11.22 | $11.66 | $12.95 | $10.75 | $7.89 | $13.51 | | | |
| Number of accumulation units outstanding at end of period | 339,849 | 380,456 | 453,274 | 455,641 | 459,391 | 438,296 | 447,397 | | | |
| **ING GNMA INCOME FUND** | | | | | | | | | | |
| (Funds were first received in this option during June 2010) | | | | | | | | | | |
| Value at beginning of period | $11.10 | $10.89 | $10.24 | $10.08 | | | | | | |
| Value at end of period | $10.79 | $11.10 | $10.89 | $10.24 | | | | | | |
| Number of accumulation units outstanding at end of period | 25,163 | 30,870 | 15,855 | 7,266 | | | | | | |
| **ING GROWTH AND INCOME PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $18.19 | $15.86 | $16.05 | $14.20 | $11.01 | $17.82 | $16.75 | $14.80 | $13.82 | $12.87 |
| Value at end of period | $23.54 | $18.19 | $15.86 | $16.05 | $14.20 | $11.01 | $17.82 | $16.75 | $14.80 | $13.82 |
| Number of accumulation units outstanding at end of period | 1,750,329 | 1,670,182 | 1,861,396 | 1,862,272 | 1,839,332 | 2,037,144 | 2,818,397 | 1,400,434 | 1,962,636 | 1,979,763 |
| **ING INDEX PLUS LARGECAP PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $22.52 | $19.87 | $20.07 | $17.78 | $14.57 | $23.43 | $22.52 | $19.84 | $19.01 | $17.35 |
| Value at end of period | $29.65 | $22.52 | $19.87 | $20.07 | $17.78 | $14.57 | $23.43 | $22.52 | $19.84 | $19.01 |
| Number of accumulation units outstanding at end of period | 440,158 | 473,116 | 507,393 | 485,147 | 568,955 | 620,994 | 855,618 | 597,206 | 749,446 | 623,073 |
| **ING INDEX PLUS MIDCAP PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $26.60 | $22.82 | $23.30 | $19.30 | $14.79 | $23.91 | $22.88 | $21.11 | $19.18 | $16.60 |
| Value at end of period | $35.45 | $26.60 | $22.82 | $23.30 | $19.30 | $14.79 | $23.91 | $22.88 | $21.11 | $19.18 |
| Number of accumulation units outstanding at end of period | 387,424 | 393,730 | 433,512 | 457,951 | 487,393 | 1,877,948 | 2,087,844 | 1,799,491 | 1,854,855 | 402,880 |
| **ING INDEX PLUS SMALLCAP PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $18.14 | $16.30 | $16.58 | $13.62 | $11.02 | $16.74 | $18.02 | $15.99 | $15.00 | $12.40 |
| Value at end of period | $25.65 | $18.14 | $16.30 | $16.58 | $13.62 | $11.02 | $16.74 | $18.02 | $15.99 | $15.00 |
| Number of accumulation units outstanding at end of period | 226,153 | 221,187 | 247,590 | 261,623 | 280,673 | 301,783 | 382,587 | 241,472 | 285,564 | 241,959 |
| **ING INDEX SOLUTION 2055 PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during December 2010) | | | | | | | | | | |
| Value at beginning of period | $12.54 | $10.93 | $11.51 | $11.26 | | | | | | |
| Value at end of period | $15.42 | $12.54 | $10.93 | $11.51 | | | | | | |
| Number of accumulation units outstanding at end of period | 2,547 | 1,726 | 853 | 53 | | | | | | |
| **ING INTERMEDIATE BOND PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $22.68 | $20.93 | $19.65 | $18.06 | $16.34 | $18.02 | $17.16 | $16.65 | $16.30 | $15.69 |
| Value at end of period | $22.44 | $22.68 | $20.93 | $19.65 | $18.06 | $16.34 | $18.02 | $17.16 | $16.65 | $16.30 |
| Number of accumulation units outstanding at end of period | 553,721 | 554,849 | 571,135 | 582,574 | 604,395 | 2,994,466 | 2,974,277 | 1,814,045 | 1,084,691 | 526,519 |

# Condensed Financial Information (continued)

| | 2004 | 2005 | 2006 | 2007 | 2008 | 2009 | 2010 | 2011 | 2012 | 2013 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING INTERNATIONAL INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during June 2008) | | | | | | | | | | |
| Value at beginning of period | | | | | $9.20 | $5.93 | $7.51 | $8.02 | $6.98 | $8.21 |
| Value at end of period | | | | | $5.93 | $7.51 | $8.02 | $6.98 | $8.21 | $9.87 |
| Number of accumulation units outstanding at end of period | | | | | 564 | 138,315 | 119,799 | 125,263 | 146,917 | 152,357 |
| **ING INTERNATIONAL VALUE PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $10.31 | $11.99 | $13.00 | $16.66 | $18.72 | $10.62 | $13.37 | $13.58 | $11.44 | $13.51 |
| Value at end of period | $11.99 | $13.00 | $16.66 | $18.72 | $10.62 | $13.37 | $13.58 | $11.44 | $13.51 | $16.22 |
| Number of accumulation units outstanding at end of period | 66,697 | 2,394,887 | 3,106,128 | 3,676,407 | 3,508,368 | 102,122 | 95,677 | 80,877 | 73,273 | 68,066 |
| **ING INVESCO COMSTOCK PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $10.69 | $12.36 | $12.67 | $14.54 | $14.08 | $8.86 | $11.28 | $12.86 | $12.47 | $14.66 |
| Value at end of period | $12.36 | $12.67 | $14.54 | $14.08 | $8.86 | $11.28 | $12.86 | $12.47 | $14.66 | $19.60 |
| Number of accumulation units outstanding at end of period | 67,854 | 177,805 | 215,373 | 253,925 | 114,381 | 128,229 | 129,081 | 116,819 | 115,716 | 123,644 |
| **ING INVESCO EQUITY AND INCOME PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2005) | | | | | | | | | | |
| Value at beginning of period | | $10.16 | $11.10 | $12.40 | $12.27 | $9.65 | $11.73 | $13.05 | $12.79 | $13.78 |
| Value at end of period | | $11.10 | $12.40 | $12.27 | $9.65 | $11.73 | $13.05 | $12.79 | $13.78 | $17.06 |
| Number of accumulation units outstanding at end of period | | 887,069 | 848,718 | 1,488,393 | 954,044 | 994,240 | 891,748 | 836,002 | 723,553 | 681,776 |
| **ING INVESCO GROWTH AND INCOME PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during July 2005) | | | | | | | | | | |
| Value at beginning of period | | $10.48 | $11.07 | $12.71 | $12.92 | $8.67 | $10.65 | $11.87 | $11.50 | $13.05 |
| Value at end of period | | $11.07 | $12.71 | $12.92 | $8.67 | $10.65 | $11.87 | $11.50 | $13.05 | $17.31 |
| Number of accumulation units outstanding at end of period | | 12,180 | 21,749 | 54,252 | 60,709 | 68,250 | 88,641 | 99,288 | 95,868 | 72,452 |
| **ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during May 2005) | | | | | | | | | | |
| Value at beginning of period | | $10.14 | $13.43 | $18.07 | $24.78 | $11.96 | $20.33 | $24.22 | $19.61 | $23.14 |
| Value at end of period | | $13.43 | $18.07 | $24.78 | $11.96 | $20.33 | $24.22 | $19.61 | $23.14 | $21.60 |
| Number of accumulation units outstanding at end of period | | 6,921 | 29,475 | 109,778 | 74,366 | 83,699 | 90,075 | 88,188 | 94,605 | 73,942 |
| **ING JPMORGAN MID CAP VALUE PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $11.83 | $14.14 | $15.19 | $17.53 | $17.77 | $11.79 | $14.67 | $17.87 | $18.03 | $21.43 |
| Value at end of period | $14.14 | $15.19 | $17.53 | $17.77 | $11.79 | $14.67 | $17.87 | $18.03 | $21.43 | $27.92 |
| Number of accumulation units outstanding at end of period | 34,196 | 58,226 | 59,140 | 91,115 | 77,267 | 115,804 | 105,887 | 116,403 | 120,897 | 124,022 |
| **ING JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during June 2005) | | | | | | | | | | |
| Value at beginning of period | | $10.65 | $11.32 | $13.08 | $12.73 | $8.83 | $11.14 | $13.99 | $13.67 | $16.07 |
| Value at end of period | | $11.32 | $13.08 | $12.73 | $8.83 | $11.14 | $13.99 | $13.67 | $16.07 | $22.12 |
| Number of accumulation units outstanding at end of period | | 197 | 3,640 | 12,579 | 13,020 | 44,773 | 44,618 | 49,291 | 59,814 | 68,588 |
| **ING LARGE CAP GROWTH PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during January 2011) | | | | | | | | | | |
| Value at beginning of period | | | | | | | | $10.32 | $10.33 | $12.08 |
| Value at end of period | | | | | | | | $10.33 | $12.08 | $15.68 |
| Number of accumulation units outstanding at end of period | | | | | | | | 384,155 | 386,856 | 367,930 |
| **ING LARGE CAP VALUE PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during July 2007) | | | | | | | | | | |
| Value at beginning of period | | | | $9.38 | $9.16 | $6.34 | $7.07 | $8.37 | $8.58 | $9.75 |
| Value at end of period | | | | $9.16 | $6.34 | $7.07 | $8.37 | $8.58 | $9.75 | $12.63 |
| Number of accumulation units outstanding at end of period | | | | 729,986 | 640,957 | 646,775 | 646,828 | 1,190,520 | 1,058,327 | 1,238,781 |
| **ING MARSICO GROWTH PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2008) | | | | | | | | | | |
| Value at beginning of period | | | | | $10.23 | $6.58 | $8.42 | $10.02 | $9.79 | $10.95 |
| Value at end of period | | | | | $6.58 | $8.42 | $10.02 | $9.79 | $10.95 | $14.74 |
| Number of accumulation units outstanding at end of period | | | | | 57,858 | 56,909 | 22,533 | 24,499 | 22,461 | 21,904 |

| | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING MFS TOTAL RETURN PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $16.62 | $15.09 | $15.00 | $13.78 | $11.80 | $15.34 | $14.89 | $13.43 | $13.18 | $11.97 |
| Value at end of period | $19.53 | $16.62 | $15.09 | $15.00 | $13.78 | $11.80 | $15.34 | $14.89 | $13.43 | $13.18 |
| Number of accumulation units outstanding at end of period | 141,780 | 126,342 | 159,425 | 166,406 | 167,344 | 107,237 | 146,291 | 110,953 | 122,826 | 72,199 |
| **ING MFS UTILITIES PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during July 2005) | | | | | | | | | | |
| Value at beginning of period | $20.20 | $18.00 | $17.08 | $15.17 | $11.53 | $18.69 | $14.81 | $11.43 | $10.75 | |
| Value at end of period | $24.05 | $20.20 | $18.00 | $17.08 | $15.17 | $11.53 | $18.69 | $14.81 | $11.43 | |
| Number of accumulation units outstanding at end of period | 123,094 | 126,608 | 140,646 | 123,168 | 124,272 | 110,758 | 147,063 | 20,426 | 9,214 | |
| **ING MIDCAP OPPORTUNITIES PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $18.82 | $16.64 | $16.88 | $13.07 | $9.33 | $15.10 | $12.13 | $11.36 | $10.39 | $9.40 |
| Value at end of period | $24.60 | $18.82 | $16.64 | $16.88 | $13.07 | $9.33 | $15.10 | $12.13 | $11.36 | $10.39 |
| Number of accumulation units outstanding at end of period | 222,785 | 128,908 | 104,620 | 89,864 | 62,179 | 62,519 | 59,687 | 33,121 | 38,695 | 36,782 |
| **ING MONEY MARKET PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $13.87 | $14.00 | $14.13 | $14.23 | $14.32 | $14.08 | $13.52 | $13.02 | $12.76 | $12.74 |
| Value at end of period | $13.75 | $13.87 | $14.00 | $14.13 | $14.23 | $14.32 | $14.08 | $13.52 | $13.02 | $12.76 |
| Number of accumulation units outstanding at end of period | 578,941 | 546,739 | 707,063 | 647,497 | 815,873 | 3,316,496 | 2,504,027 | 1,307,563 | 971,457 | 410,423 |
| **ING MULTI-MANAGER LARGE CAP CORE PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during July 2006) | | | | | | | | | | |
| Value at beginning of period | $10.77 | $9.84 | $10.38 | $9.02 | $7.32 | $11.29 | $10.82 | $9.57 | | |
| Value at end of period | $13.94 | $10.77 | $9.84 | $10.38 | $9.02 | $7.32 | $11.29 | $10.82 | | |
| Number of accumulation units outstanding at end of period | 82,202 | 80,117 | 78,529 | 77,966 | 72,682 | 63,777 | 69,515 | 2,367 | | |
| **ING OPPENHEIMER GLOBAL PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2005) | | | | | | | | | | |
| Value at beginning of period | $15.48 | $12.84 | $14.11 | $11.78 | $8.52 | $15.02 | $13.65 | $12.17 | $10.13 | |
| Value at end of period | $19.50 | $15.48 | $12.84 | $14.11 | $11.78 | $8.52 | $15.02 | $13.65 | $12.17 | |
| Number of accumulation units outstanding at end of period | 1,172,737 | 1,317,127 | 1,437,522 | 1,539,634 | 1,783,716 | 1,893,045 | 2,768,200 | 1,776,077 | 1,911,047 | |
| **ING PIMCO HIGH YIELD PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during July 2005) | | | | | | | | | | |
| Value at beginning of period | $17.34 | $15.35 | $14.84 | $13.11 | $8.86 | $11.55 | $11.33 | $10.50 | $10.30 | |
| Value at end of period | $18.14 | $17.34 | $15.35 | $14.84 | $13.11 | $8.86 | $11.55 | $11.33 | $10.50 | |
| Number of accumulation units outstanding at end of period | 78,943 | 95,490 | 54,082 | 56,297 | 39,078 | 16,990 | 24,096 | 13,165 | 2,243 | |
| **ING PIMCO TOTAL RETURN PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $16.58 | $15.52 | $15.17 | $14.24 | $12.76 | $12.91 | $11.91 | $11.57 | $11.44 | $11.07 |
| Value at end of period | $16.12 | $16.58 | $15.52 | $15.17 | $14.24 | $12.76 | $12.91 | $11.91 | $11.57 | $11.44 |
| Number of accumulation units outstanding at end of period | 582,927 | 630,273 | 682,479 | 650,681 | 560,537 | 379,649 | 391,018 | 259,805 | 280,724 | 222,087 |
| **ING PIONEER HIGH YIELD PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during June 2006) | | | | | | | | | | |
| Value at beginning of period | $17.21 | $14.95 | $15.20 | $12.89 | $7.79 | $11.14 | $10.60 | $9.89 | | |
| Value at end of period | $19.15 | $17.21 | $14.95 | $15.20 | $12.89 | $7.79 | $11.14 | $10.60 | | |
| Number of accumulation units outstanding at end of period | 106,379 | 102,787 | 78,885 | 66,399 | 68,839 | 31,966 | 31,112 | 2,268 | | |
| **ING RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during July 2009) | | | | | | | | | | |
| Value at beginning of period | $16.43 | $14.49 | $14.03 | $12.56 | $10.70 | | | | | |
| Value at end of period | $21.48 | $16.43 | $14.49 | $14.03 | $12.56 | | | | | |
| Number of accumulation units outstanding at end of period | 24,380 | 31,298 | 35,479 | 22,867 | 17,574 | | | | | |
| **ING RUSSELL™ LARGE CAP INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during June 2008) | | | | | | | | | | |
| Value at beginning of period | $10.52 | $9.19 | $9.04 | $8.14 | $6.64 | $9.38 | | | | |
| Value at end of period | $13.75 | $10.52 | $9.19 | $9.04 | $8.14 | $6.64 | | | | |
| Number of accumulation units outstanding at end of period | 147,468 | 115,917 | 94,922 | 84,470 | 51,257 | 2,112 | | | | |

| | 2004 | 2005 | 2006 | 2007 | 2008 | 2009 | 2010 | 2011 | 2012 | 2013 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during July 2009) | | | | | | | | | | |
| Value at beginning of period | | | | | | $10.06 | $11.85 | $13.05 | $13.00 | $14.92 |
| Value at end of period | | | | | | $11.85 | $13.05 | $13.00 | $14.92 | $19.43 |
| Number of accumulation units outstanding at end of period | | | | | | 8,095 | 7,740 | 7,392 | 10,374 | 11,734 |
| **ING RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during August 2009) | | | | | | | | | | |
| Value at beginning of period | | | | | | $11.41 | $12.84 | $16.01 | $15.51 | $17.75 |
| Value at end of period | | | | | | $12.84 | $16.01 | $15.51 | $17.75 | $23.71 |
| Number of accumulation units outstanding at end of period | | | | | | 14,537 | 17,516 | 17,781 | 13,637 | 16,525 |
| **ING RUSSELL™ MID CAP INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during June 2008) | | | | | | | | | | |
| Value at beginning of period | | | | | $10.07 | $5.93 | $8.23 | $10.20 | $9.92 | $11.50 |
| Value at end of period | | | | | $5.93 | $8.23 | $10.20 | $9.92 | $11.50 | $15.28 |
| Number of accumulation units outstanding at end of period | | | | | 8,928 | 12,373 | 24,888 | 35,014 | 34,477 | 49,813 |
| **ING RUSSELL™ SMALL CAP INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during June 2008) | | | | | | | | | | |
| Value at beginning of period | | | | | $10.22 | $6.96 | $8.73 | $10.93 | $10.40 | $11.96 |
| Value at end of period | | | | | $6.96 | $8.73 | $10.93 | $10.40 | $11.96 | $16.44 |
| Number of accumulation units outstanding at end of period | | | | | 7,368 | 7,676 | 10,983 | 17,258 | 15,352 | 28,961 |
| **ING SMALL CAP OPPORTUNITIES PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $6.87 | $7.50 | $8.10 | $9.04 | $9.85 | $6.39 | $8.30 | $10.88 | $10.87 | $12.40 |
| Value at end of period | $7.50 | $8.10 | $9.04 | $9.85 | $6.39 | $8.30 | $10.88 | $10.87 | $12.40 | $17.08 |
| Number of accumulation units outstanding at end of period | 10,741 | 14,873 | 14,035 | 58,940 | 51,117 | 66,416 | 63,400 | 72,009 | 73,862 | 87,312 |
| **ING SMALL COMPANY PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $20.03 | $22.69 | $24.79 | $28.68 | $30.08 | $20.54 | $25.96 | $31.98 | $30.89 | $35.04 |
| Value at end of period | $22.69 | $24.79 | $28.68 | $30.08 | $20.54 | $25.96 | $31.98 | $30.89 | $35.04 | $47.82 |
| Number of accumulation units outstanding at end of period | 138,534 | 140,177 | 117,019 | 201,172 | 159,680 | 161,075 | 145,177 | 137,528 | 135,275 | 131,791 |
| **ING SOLUTION 2015 PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during June 2005) | | | | | | | | | | |
| Value at beginning of period | | $10.30 | $10.70 | $11.74 | $12.17 | $8.82 | $10.68 | $11.77 | $11.57 | $12.78 |
| Value at end of period | | $10.70 | $11.74 | $12.17 | $8.82 | $10.68 | $11.77 | $11.57 | $12.78 | $13.81 |
| Number of accumulation units outstanding at end of period | | 58,032 | 87,654 | 150,470 | 165,606 | 291,959 | 515,410 | 577,807 | 605,704 | 605,583 |
| **ING SOLUTION 2025 PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during May 2005) | | | | | | | | | | |
| Value at beginning of period | | $10.31 | $10.93 | $12.19 | $12.63 | $8.28 | $10.31 | $11.62 | $11.16 | $12.53 |
| Value at end of period | | $10.93 | $12.19 | $12.63 | $8.28 | $10.31 | $11.62 | $11.16 | $12.53 | $14.44 |
| Number of accumulation units outstanding at end of period | | 69,241 | 113,866 | 226,104 | 257,129 | 423,806 | 591,337 | 695,461 | 760,406 | 937,590 |
| **ING SOLUTION 2035 PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during May 2005) | | | | | | | | | | |
| Value at beginning of period | | $10.17 | $11.09 | $12.54 | $13.08 | $8.16 | $10.37 | $11.77 | $11.12 | $12.68 |
| Value at end of period | | $11.09 | $12.54 | $13.08 | $8.16 | $10.37 | $11.77 | $11.12 | $12.68 | $15.11 |
| Number of accumulation units outstanding at end of period | | 43,512 | 98,929 | 178,984 | 155,507 | 259,975 | 353,891 | 445,355 | 502,391 | 612,203 |
| **ING SOLUTION 2045 PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during May 2005) | | | | | | | | | | |
| Value at beginning of period | | $10.40 | $11.30 | $12.88 | $13.49 | $8.04 | $10.34 | $11.79 | $11.08 | $12.67 |
| Value at end of period | | $11.30 | $12.88 | $13.49 | $8.04 | $10.34 | $11.79 | $11.08 | $12.67 | $15.49 |
| Number of accumulation units outstanding at end of period | | 13,599 | 40,245 | 95,846 | 129,545 | 223,054 | 289,926 | 353,672 | 384,712 | 443,467 |
| **ING SOLUTION 2055 PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during August 2010) | | | | | | | | | | |
| Value at beginning of period | | | | | | | $9.80 | $11.55 | $10.85 | $12.42 |
| Value at end of period | | | | | | | $11.55 | $10.85 | $12.42 | $15.19 |
| Number of accumulation units outstanding at end of period | | | | | | | 2,134 | 10,336 | 21,159 | 41,506 |

**Condensed Financial Information (continued)**

| | 2004 | 2005 | 2006 | 2007 | 2008 | 2009 | 2010 | 2011 | 2012 | 2013 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING SOLUTION BALANCED PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during October 2008) | | | | | | | | | | |
| Value at beginning of period | | | | | $7.12 | $6.93 | $8.53 | $9.53 | $9.20 | $10.37 |
| Value at end of period | | | | | $6.93 | $8.53 | $9.53 | $9.20 | $10.37 | $11.88 |
| Number of accumulation units outstanding at end of period | | | | | 2,050 | 5,444 | 7,484 | 13,115 | 11,516 | 22,915 |
| **ING SOLUTION INCOME PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during June 2005) | | | | | | | | | | |
| Value at beginning of period | | $10.19 | $10.32 | $10.98 | $11.44 | $9.45 | $10.97 | $11.91 | $11.84 | $12.87 |
| Value at end of period | | $10.32 | $10.98 | $11.44 | $9.45 | $10.97 | $11.91 | $11.84 | $12.87 | $13.64 |
| Number of accumulation units outstanding at end of period | | 3,151 | 2,825 | 48,339 | 20,664 | 52,353 | 75,270 | 69,908 | 83,281 | 97,439 |
| **ING SOLUTION MODERATELY CONSERVATIVE PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during June 2008) | | | | | | | | | | |
| Value at beginning of period | | | | | $9.57 | $7.65 | $9.12 | $10.04 | $9.88 | $10.96 |
| Value at end of period | | | | | $7.65 | $9.12 | $10.04 | $9.88 | $10.96 | $11.89 |
| Number of accumulation units outstanding at end of period | | | | | 18 | 613 | 10,315 | 13,539 | 20,098 | 27,195 |
| **ING STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $14.88 | $15.92 | $16.37 | $17.58 | $18.42 | $13.95 | $16.28 | $17.91 | $18.06 | $20.09 |
| Value at end of period | $15.92 | $16.37 | $17.58 | $18.42 | $13.95 | $16.28 | $17.91 | $18.06 | $20.09 | $22.31 |
| Number of accumulation units outstanding at end of period | 46,656 | 64,880 | 72,182 | 96,446 | 93,026 | 85,628 | 75,342 | 73,152 | 71,412 | 75,812 |
| **ING STRATEGIC ALLOCATION GROWTH PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $14.46 | $16.05 | $16.88 | $18.93 | $19.69 | $12.47 | $15.47 | $17.33 | $16.66 | $18.98 |
| Value at end of period | $16.05 | $16.88 | $18.93 | $19.69 | $12.47 | $15.47 | $17.33 | $16.66 | $18.98 | $23.01 |
| Number of accumulation units outstanding at end of period | 92,192 | 115,381 | 114,465 | 172,905 | 137,773 | 155,921 | 149,984 | 136,485 | 140,642 | 148,061 |
| **ING STRATEGIC ALLOCATION MODERATE PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $14.45 | $15.77 | $16.36 | $18.02 | $18.82 | $12.96 | $15.64 | $17.36 | $17.10 | $19.24 |
| Value at end of period | $15.77 | $16.36 | $18.02 | $18.82 | $12.96 | $15.64 | $17.36 | $17.10 | $19.24 | $22.22 |
| Number of accumulation units outstanding at end of period | 75,783 | 143,496 | 139,534 | 195,630 | 149,655 | 154,712 | 183,254 | 173,264 | 161,276 | 155,803 |
| **ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during May 2005) | | | | | | | | | | |
| Value at beginning of period | | $10.16 | $10.95 | $12.44 | $12.86 | $9.24 | $12.19 | $13.77 | $14.03 | $15.91 |
| Value at end of period | | $10.95 | $12.44 | $12.86 | $9.24 | $12.19 | $13.77 | $14.03 | $15.91 | $19.26 |
| Number of accumulation units outstanding at end of period | | 52,630 | 104,198 | 406,760 | 478,584 | 743,343 | 993,634 | 1,109,412 | 1,183,144 | 1,329,995 |
| **ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during March 2005) | | | | | | | | | | |
| Value at beginning of period | | $9.89 | $11.48 | $12.02 | $13.95 | $7.60 | $11.03 | $14.50 | $13.83 | $15.91 |
| Value at end of period | | $11.48 | $12.02 | $13.95 | $7.60 | $11.03 | $14.50 | $13.83 | $15.91 | $20.62 |
| Number of accumulation units outstanding at end of period | | 1,243,094 | 1,147,116 | 1,639,397 | 971,117 | 915,364 | 812,340 | 757,469 | 703,150 | 641,557 |
| **ING T. ROWE PRICE EQUITY INCOME PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $12.95 | $14.74 | $15.17 | $17.90 | $18.27 | $11.64 | $14.41 | $16.40 | $16.10 | $18.70 |
| Value at end of period | $14.74 | $15.17 | $17.90 | $18.27 | $11.64 | $14.41 | $16.40 | $16.10 | $18.70 | $24.03 |
| Number of accumulation units outstanding at end of period | 47,173 | 1,942,379 | 2,884,290 | 3,423,229 | 4,028,893 | 137,155 | 149,773 | 163,826 | 174,723 | 194,908 |
| **ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $17.72 | $19.31 | $20.31 | $22.79 | $24.81 | $14.20 | $20.11 | $23.28 | $22.81 | $26.87 |
| Value at end of period | $19.31 | $20.31 | $22.79 | $24.81 | $14.20 | $20.11 | $23.28 | $22.81 | $26.87 | $37.06 |
| Number of accumulation units outstanding at end of period | 366,063 | 944,865 | 779,166 | 1,050,005 | 774,473 | 387,445 | 386,349 | 373,676 | 344,041 | 333,040 |
| **ING T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during July 2005) | | | | | | | | | | |
| Value at beginning of period | | $10.20 | $12.46 | $15.30 | $18.27 | $9.14 | $12.46 | $14.04 | $12.19 | $14.34 |
| Value at end of period | | $12.46 | $15.30 | $18.27 | $9.14 | $12.46 | $14.04 | $12.19 | $14.34 | $16.24 |
| Number of accumulation units outstanding at end of period | | 651 | 10,929 | 37,301 | 31,614 | 37,990 | 32,148 | 38,822 | 38,026 | 31,036 |

**Condensed Financial Information (continued)**

| | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING TEMPLETON FOREIGN EQUITY PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2008) | | | | | | | | | | |
| Value at beginning of period | $9.13 | $7.75 | $8.89 | $8.24 | $6.30 | $10.20 | | | | |
| Value at end of period | $10.87 | $9.13 | $7.75 | $8.89 | $8.24 | $6.30 | | | | |
| Number of accumulation units outstanding at end of period | 349,489 | 347,947 | 275,242 | 295,684 | 323,241 | 378,455 | | | | |
| **ING TEMPLETON GLOBAL GROWTH PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during July 2006) | | | | | | | | | | |
| Value at beginning of period | $10.58 | $8.77 | $9.39 | $8.80 | $6.72 | $11.24 | $11.08 | $9.72 | | |
| Value at end of period | $13.69 | $10.58 | $8.77 | $9.39 | $8.80 | $6.72 | $11.24 | $11.08 | | |
| Number of accumulation units outstanding at end of period | 66,908 | 68,219 | 58,931 | 52,133 | 45,805 | 35,988 | 29,564 | 8,137 | | |
| **ING U.S. BOND INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during June 2008) | | | | | | | | | | |
| Value at beginning of period | $12.29 | $11.95 | $11.25 | $10.70 | $10.21 | $9.79 | | | | |
| Value at end of period | $11.87 | $12.29 | $11.95 | $11.25 | $10.70 | $10.21 | | | | |
| Number of accumulation units outstanding at end of period | 30,621 | 35,456 | 36,942 | 16,755 | 9,146 | 1,848 | | | | |
| **ING U.S. STOCK INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during March 2009) | | | | | | | | | | |
| Value at beginning of period | $13.90 | $12.12 | $12.02 | $10.57 | $7.06 | | | | | |
| Value at end of period | $18.18 | $13.90 | $12.12 | $12.02 | $10.57 | | | | | |
| Number of accumulation units outstanding at end of period | 4,584 | 2,454 | 2,666 | 1,907 | 1,054 | | | | | |
| **INVESCO MID CAP CORE EQUITY FUND** | | | | | | | | | | |
| (Funds were first received in this option during July 2009) | | | | | | | | | | |
| Value at beginning of period | $13.91 | $12.72 | $13.70 | $12.29 | $9.90 | | | | | |
| Value at end of period | $17.80 | $13.91 | $12.72 | $13.70 | $12.29 | | | | | |
| Number of accumulation units outstanding at end of period | 10,424 | 14,464 | 12,716 | 11,632 | 4,526 | | | | | |
| **INVESCO V.I. AMERICAN FRANCHISE FUND** | | | | | | | | | | |
| (Funds were first received in this option during April 2012) | | | | | | | | | | |
| Value at beginning of period | $36.01 | $37.17 | | | | | | | | |
| Value at end of period | $49.98 | $36.01 | | | | | | | | |
| Number of accumulation units outstanding at end of period | 36,477 | 36,822 | | | | | | | | |
| **INVESCO V.I. CORE EQUITY FUND** | | | | | | | | | | |
| Value at beginning of period | $11.63 | $10.31 | $10.41 | $9.59 | $7.55 | $10.91 | $10.19 | $8.81 | $8.45 | $7.83 |
| Value at end of period | $14.89 | $11.63 | $10.31 | $10.41 | $9.59 | $7.55 | $10.91 | $10.19 | $8.81 | $8.45 |
| Number of accumulation units outstanding at end of period | 155,604 | 161,725 | 176,657 | 192,819 | 237,934 | 215,266 | 302,278 | 196,001 | 133,038 | 120,404 |
| **JANUS ASPEN BALANCED PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $37.47 | $33.30 | $33.07 | $30.80 | $24.70 | $29.63 | $27.06 | $24.68 | $23.08 | $21.47 |
| Value at end of period | $44.60 | $37.47 | $33.30 | $33.07 | $30.80 | $24.70 | $29.63 | $27.06 | $24.68 | $23.08 |
| Number of accumulation units outstanding at end of period | 162 | 158 | 150 | 151 | 101 | 102 | 424 | 33 | 91 | 360,479 |
| **JANUS ASPEN ENTERPRISE PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $24.96 | $21.49 | $22.00 | $17.65 | $12.30 | $22.07 | $18.26 | $16.22 | $14.58 | $12.19 |
| Value at end of period | $32.73 | $24.96 | $21.49 | $22.00 | $17.65 | $12.30 | $22.07 | $18.26 | $16.22 | $14.58 |
| Number of accumulation units outstanding at end of period | 70 | 162 | 162 | 162 | 237 | 152 | 201 | 93 | 145 | 734,813 |
| **JANUS ASPEN FLEXIBLE BOND PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $27.68 | $25.80 | $24.40 | $22.81 | $20.34 | $19.37 | $18.27 | $17.69 | $17.51 | $17.00 |
| Value at end of period | $27.38 | $27.68 | $25.80 | $24.40 | $22.81 | $20.34 | $19.37 | $18.27 | $17.69 | $17.51 |
| Number of accumulation units outstanding at end of period | 0 | 0 | 0 | 27 | 24 | 21 | 147 | 0 | 21 | 146,979 |
| **JANUS ASPEN GLOBAL RESEARCH PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $20.08 | $16.88 | $19.76 | $17.22 | $12.63 | $23.03 | $21.21 | $18.12 | $17.28 | $16.65 |
| Value at end of period | $25.55 | $20.08 | $16.88 | $19.76 | $17.22 | $12.63 | $23.03 | $21.21 | $18.12 | $17.28 |
| Number of accumulation units outstanding at end of period | 41 | 77 | 77 | 77 | 77 | 67 | 205 | 51 | 51 | 596,642 |
| **JANUS ASPEN JANUS PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $20.62 | $17.56 | $18.72 | $16.50 | $12.22 | $20.46 | $17.95 | $16.27 | $15.75 | $15.21 |
| Value at end of period | $26.63 | $20.62 | $17.56 | $18.72 | $16.50 | $12.22 | $20.46 | $17.95 | $16.27 | $15.75 |
| Number of accumulation units outstanding at end of period | 4 | 72 | 72 | 72 | 89 | 89 | 140 | 72 | 127 | 225,861 |

**Condensed Financial Information (continued)**

| | 2004 | 2005 | 2006 | 2007 | 2008 | 2009 | 2010 | 2011 | 2012 | 2013 |
|---|---|---|---|---|---|---|---|---|---|---|
| **LAZARD U.S. MID CAP EQUITY PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during July 2007) | | | | | | | | | | |
| Value at beginning of period | | | | $10.32 | $8.75 | $5.33 | $7.30 | $8.90 | $8.30 | $8.67 |
| Value at end of period | | | | $8.75 | $5.33 | $7.30 | $8.90 | $8.30 | $8.67 | $11.39 |
| Number of accumulation units outstanding at end of period | | | | 249 | 1,965 | 5,578 | 8,407 | 9,563 | 10,437 | 11,948 |
| **LOOMIS SAYLES SMALL CAP VALUE FUND** | | | | | | | | | | |
| (Funds were first received in this option during September 2008) | | | | | | | | | | |
| Value at beginning of period | | | | | $9.12 | $7.16 | $9.12 | $11.27 | $10.96 | $12.60 |
| Value at end of period | | | | | $7.16 | $9.12 | $11.27 | $10.96 | $12.60 | $16.92 |
| Number of accumulation units outstanding at end of period | | | | | 1,035 | 14,221 | 19,058 | 27,054 | 32,459 | 34,180 |
| **LORD ABBETT SERIES FUND - MID CAP STOCK PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $10.33 | $12.69 | $13.61 | $15.13 | $15.07 | $9.05 | $11.35 | $14.11 | $13.41 | $15.22 |
| Value at end of period | $12.69 | $13.61 | $15.13 | $15.07 | $9.05 | $11.35 | $14.11 | $13.41 | $15.22 | $19.64 |
| Number of accumulation units outstanding at end of period | 136,721 | 2,016,006 | 1,878,475 | 2,034,924 | 1,641,822 | 272,007 | 264,738 | 253,651 | 237,774 | 211,952 |
| **METWEST TOTAL RETURN BOND FUND** | | | | | | | | | | |
| (Funds were first received in this option during July 2013) | | | | | | | | | | |
| Value at beginning of period | | | | | | | | | | $9.61 |
| Value at end of period | | | | | | | | | | $9.73 |
| Number of accumulation units outstanding at end of period | | | | | | | | | | 18,566 |
| **NEUBERGER BERMAN SOCIALLY RESPONSIVE FUND®** | | | | | | | | | | |
| (Funds were first received in this option during July 2006) | | | | | | | | | | |
| Value at beginning of period | | | $9.17 | $10.72 | $11.39 | $6.89 | $8.90 | $10.80 | $10.38 | $11.39 |
| Value at end of period | | | $10.72 | $11.39 | $6.89 | $8.90 | $10.80 | $10.38 | $11.39 | $15.56 |
| Number of accumulation units outstanding at end of period | | | 9,478 | 22,405 | 27,716 | 30,140 | 45,564 | 46,799 | 47,118 | 61,056 |
| **NEW PERSPECTIVE FUND®** | | | | | | | | | | |
| Value at beginning of period | $10.10 | $11.34 | $12.50 | $14.84 | $17.04 | $10.49 | $14.28 | $15.95 | $14.59 | $17.45 |
| Value at end of period | $11.34 | $12.50 | $14.84 | $17.04 | $10.49 | $14.28 | $15.95 | $14.59 | $17.45 | $21.92 |
| Number of accumulation units outstanding at end of period | 17,217 | 32,425 | 40,699 | 124,507 | 147,639 | 232,590 | 285,859 | 292,743 | 326,829 | 367,331 |
| **OPPENHEIMER DEVELOPING MARKETS FUND** | | | | | | | | | | |
| Value at beginning of period | $20.52 | $29.17 | $40.81 | $50.61 | $67.10 | $34.54 | $62.18 | $78.22 | $63.46 | $75.96 |
| Value at end of period | $29.17 | $40.81 | $50.61 | $67.10 | $34.54 | $62.18 | $78.22 | $63.46 | $75.96 | $81.53 |
| Number of accumulation units outstanding at end of period | 16,282 | 54,578 | 57,800 | 174,636 | 149,476 | 171,985 | 182,477 | 171,874 | 167,612 | 160,476 |
| **OPPENHEIMER GLOBAL FUND/VA** | | | | | | | | | | |
| Value at beginning of period | $15.62 | $18.44 | $20.88 | $24.34 | $25.63 | $15.18 | $21.02 | $24.15 | $21.94 | $26.35 |
| Value at end of period | $18.44 | $20.88 | $24.34 | $25.63 | $15.18 | $21.02 | $24.15 | $21.94 | $26.35 | $33.23 |
| Number of accumulation units outstanding at end of period | 450,892 | 26 | 26 | 154 | 130 | 183 | 199 | 181 | 192 | 175 |
| **OPPENHEIMER GLOBAL STRATEGIC INCOME FUND/VA** | | | | | | | | | | |
| (Funds were first received in this option during March 2007) | | | | | | | | | | |
| Value at beginning of period | | | | $15.71 | $16.81 | $14.28 | $16.81 | $19.15 | $19.13 | $21.51 |
| Value at end of period | | | | $16.81 | $14.28 | $16.81 | $19.15 | $19.13 | $21.51 | $21.28 |
| Number of accumulation units outstanding at end of period | | | | 187 | 25 | 29 | 32 | 0 | 0 | 0 |
| **OPPENHEIMER MAIN STREET SMALL CAP FUND®/VA** | | | | | | | | | | |
| (Funds were first received in this option during May 2005) | | | | | | | | | | |
| Value at beginning of period | | $10.23 | $11.75 | $13.38 | $13.09 | $8.06 | $10.96 | $13.40 | $12.98 | $15.17 |
| Value at end of period | | $11.75 | $13.38 | $13.09 | $8.06 | $10.96 | $13.40 | $12.98 | $15.17 | $21.18 |
| Number of accumulation units outstanding at end of period | | 1,097 | 6,923 | 29,331 | 30,484 | 42,136 | 45,193 | 51,093 | 52,464 | 66,696 |
| **PAX WORLD BALANCED FUND** | | | | | | | | | | |
| Value at beginning of period | $9.68 | $10.70 | $11.17 | $12.25 | $13.28 | $9.11 | $10.96 | $12.14 | $11.81 | $13.02 |
| Value at end of period | $10.70 | $11.17 | $12.25 | $13.28 | $9.11 | $10.96 | $12.14 | $11.81 | $13.02 | $15.00 |
| Number of accumulation units outstanding at end of period | 21,430 | 36,704 | 27,690 | 233,498 | 239,657 | 246,057 | 239,971 | 245,228 | 247,598 | 224,707 |
| **PIMCO VIT REAL RETURN PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $10.24 | $10.80 | $10.93 | $10.91 | $11.95 | $11.00 | $12.90 | $13.81 | $15.28 | $16.46 |
| Value at end of period | $10.80 | $10.93 | $10.91 | $11.95 | $11.00 | $12.90 | $13.81 | $15.28 | $16.46 | $14.80 |
| Number of accumulation units outstanding at end of period | 21,653 | 68,440 | 64,562 | 178,686 | 258,944 | 288,203 | 318,137 | 352,020 | 393,753 | 314,784 |

| | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 |
|---|---|---|---|---|---|---|---|---|---|---|
| **PIONEER EMERGING MARKETS VCT PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during May 2007) | | | | | | | | | | |
| Value at beginning of period | $8.82 | $7.96 | $10.49 | $9.13 | $5.28 | $12.76 | $10.43 | | | |
| Value at end of period | $8.57 | $8.82 | $7.96 | $10.49 | $9.13 | $5.28 | $12.76 | | | |
| Number of accumulation units outstanding at end of period | 99,412 | 109,730 | 132,934 | 140,305 | 162,854 | 110,979 | 91,433 | | | |
| **PIONEER HIGH YIELD VCT PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $16.16 | $14.06 | $14.43 | $12.34 | $7.76 | $12.14 | $11.58 | $10.77 | $10.67 | $9.82 |
| Value at end of period | $17.93 | $16.16 | $14.06 | $14.43 | $12.34 | $7.76 | $12.14 | $11.58 | $10.77 | $10.67 |
| Number of accumulation units outstanding at end of period | 65,768 | 64,755 | 80,694 | 87,979 | 90,536 | 85,880 | 102,400 | 22,005 | 18,325 | 8,526 |
| **SMALLCAP WORLD FUND®** | | | | | | | | | | |
| (Funds were first received in this option during July 2008) | | | | | | | | | | |
| Value at beginning of period | $10.55 | $8.73 | $10.28 | $8.31 | $5.46 | $8.94 | | | | |
| Value at end of period | $13.51 | $10.55 | $8.73 | $10.28 | $8.31 | $5.46 | | | | |
| Number of accumulation units outstanding at end of period | 42,242 | 40,690 | 34,596 | 24,840 | 25,038 | 3,508 | | | | |
| **TEMPLETON GLOBAL BOND FUND** | | | | | | | | | | |
| Value at beginning of period | $21.15 | $18.44 | $19.06 | $17.08 | $14.51 | $13.78 | $12.55 | $11.17 | $11.63 | $10.05 |
| Value at end of period | $21.41 | $21.15 | $18.44 | $19.06 | $17.08 | $14.51 | $13.78 | $12.55 | $11.17 | $11.63 |
| Number of accumulation units outstanding at end of period | 678,748 | 697,235 | 699,955 | 629,963 | 588,105 | 415,129 | 349,900 | 74,255 | 48,350 | 14,153 |
| **THE BOND FUND OF AMERICA**[SM] | | | | | | | | | | |
| (Funds were first received in this option during May 2008) | | | | | | | | | | |
| Value at beginning of period | $11.65 | $11.11 | $10.53 | $9.91 | $8.71 | $9.99 | | | | |
| Value at end of period | $11.31 | $11.65 | $11.11 | $10.53 | $9.91 | $8.71 | | | | |
| Number of accumulation units outstanding at end of period | 120,489 | 119,894 | 98,158 | 78,000 | 54,367 | 12,918 | | | | |
| **THE GROWTH FUND OF AMERICA®** | | | | | | | | | | |
| Value at beginning of period | $14.89 | $12.47 | $13.24 | $11.90 | $8.93 | $14.80 | $13.47 | $12.26 | $10.84 | $9.78 |
| Value at end of period | $19.74 | $14.89 | $12.47 | $13.24 | $11.90 | $8.93 | $14.80 | $13.47 | $12.26 | $10.84 |
| Number of accumulation units outstanding at end of period | 1,044,667 | 997,051 | 1,014,665 | 939,233 | 866,848 | 685,933 | 629,297 | 180,282 | 149,623 | 65,090 |
| **USAA PRECIOUS METALS AND MINERALS FUND** | | | | | | | | | | |
| (Funds were first received in this option during May 2011) | | | | | | | | | | |
| Value at beginning of period | $7.62 | $8.75 | $9.70 | | | | | | | |
| Value at end of period | $3.67 | $7.62 | $8.75 | | | | | | | |
| Number of accumulation units outstanding at end of period | 121,325 | 52,541 | 43,049 | | | | | | | |
| **WANGER INTERNATIONAL** | | | | | | | | | | |
| (Funds were first received in this option during May 2007) | | | | | | | | | | |
| Value at beginning of period | $10.58 | $8.78 | $10.39 | $8.39 | $5.66 | $10.50 | $10.05 | | | |
| Value at end of period | $12.82 | $10.58 | $8.78 | $10.39 | $8.39 | $5.66 | $10.50 | | | |
| Number of accumulation units outstanding at end of period | 100,999 | 95,669 | 96,495 | 64,560 | 51,832 | 25,579 | 18,701 | | | |
| **WANGER SELECT** | | | | | | | | | | |
| Value at beginning of period | $16.01 | $13.65 | $16.74 | $13.35 | $8.11 | $16.07 | $14.83 | $12.51 | $11.43 | $10.06 |
| Value at end of period | $21.35 | $16.01 | $13.65 | $16.74 | $13.35 | $8.11 | $16.07 | $14.83 | $12.51 | $11.43 |
| Number of accumulation units outstanding at end of period | 191,907 | 223,821 | 229,080 | 239,449 | 206,584 | 166,318 | 169,924 | 29,182 | 20,440 | 9,284 |
| **WANGER USA** | | | | | | | | | | |
| Value at beginning of period | $16.66 | $14.01 | $14.66 | $12.00 | $8.52 | $14.25 | $13.66 | $12.78 | $11.60 | $10.12 |
| Value at end of period | $22.07 | $16.66 | $14.01 | $14.66 | $12.00 | $8.52 | $14.25 | $13.66 | $12.78 | $11.60 |
| Number of accumulation units outstanding at end of period | 63,963 | 73,015 | 79,950 | 66,340 | 57,776 | 59,083 | 72,113 | 18,943 | 19,924 | 10,661 |
| **WASHINGTON MUTUAL INVESTORS FUND**[SM] | | | | | | | | | | |
| Value at beginning of period | $13.82 | $12.40 | $11.70 | $10.43 | $8.84 | $13.36 | $12.98 | $11.11 | $10.84 | $9.82 |
| Value at end of period | $18.05 | $13.82 | $12.40 | $11.70 | $10.43 | $8.84 | $13.36 | $12.98 | $11.11 | $10.84 |
| Number of accumulation units outstanding at end of period | 430,785 | 440,375 | 430,567 | 403,204 | 388,051 | 317,989 | 401,176 | 107,251 | 106,749 | 39,518 |
| **WELLS FARGO ADVANTAGE SPECIAL SMALL CAP VALUE FUND** | | | | | | | | | | |
| Value at beginning of period | $25.39 | $22.60 | $23.31 | $19.20 | $14.92 | $22.08 | $24.25 | $20.16 | $18.43 | $15.50 |
| Value at end of period | $34.73 | $25.39 | $22.60 | $23.31 | $19.20 | $14.92 | $22.08 | $24.25 | $20.16 | $18.43 |
| Number of accumulation units outstanding at end of period | 76,461 | 84,221 | 95,390 | 101,238 | 113,857 | 105,233 | 144,947 | 59,348 | 72,797 | 48,298 |

**Condensed Financial Information (continued)**

**TABLE 23**

FOR CONTRACTS ISSUED UNDER 403(b), 401(a) AND 401(k) PLANS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 1.00%

(Selected data for accumulation units outstanding throughout each period)

| | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ALGER GREEN FUND** | | | | | | | | | | |
| (Funds were first received in this option during May 2009) | | | | | | | | | | |
| Value at beginning of period | $15.02 | $13.21 | $14.07 | $12.98 | $9.97 | | | | | |
| Value at end of period | $20.04 | $15.02 | $13.21 | $14.07 | $12.98 | | | | | |
| Number of accumulation units outstanding at end of period | 39,673 | 35,164 | 25,734 | 20,222 | 15,707 | | | | | |
| **AMANA GROWTH FUND** | | | | | | | | | | |
| (Funds were first received in this option during May 2009) | | | | | | | | | | |
| Value at beginning of period | $11.80 | $10.72 | $11.03 | $9.61 | $7.74 | | | | | |
| Value at end of period | $14.35 | $11.80 | $10.72 | $11.03 | $9.61 | | | | | |
| Number of accumulation units outstanding at end of period | 967,519 | 1,166,660 | 1,059,046 | 568,786 | 157,239 | | | | | |
| **AMANA INCOME FUND** | | | | | | | | | | |
| (Funds were first received in this option during May 2009) | | | | | | | | | | |
| Value at beginning of period | $12.05 | $11.10 | $11.00 | $9.90 | $8.13 | | | | | |
| Value at end of period | $15.48 | $12.05 | $11.10 | $11.00 | $9.90 | | | | | |
| Number of accumulation units outstanding at end of period | 1,142,158 | 995,938 | 802,324 | 600,684 | 207,888 | | | | | |
| **AMERICAN CENTURY® INCOME & GROWTH FUND** | | | | | | | | | | |
| (Funds were first received in this option during May 2006) | | | | | | | | | | |
| Value at beginning of period | $35.67 | $31.52 | $30.99 | $27.50 | $23.62 | $36.60 | $37.17 | $33.60 | | |
| Value at end of period | $47.80 | $35.67 | $31.52 | $30.99 | $27.50 | $23.62 | $36.60 | $37.17 | | |
| Number of accumulation units outstanding at end of period | 820 | 412 | 289 | 138 | 298 | 280 | 164 | 18 | | |
| **AMERICAN CENTURY® INFLATION-ADJUSTED BOND FUND** | | | | | | | | | | |
| (Funds were first received in this option during May 2009) | | | | | | | | | | |
| Value at beginning of period | $13.22 | $12.52 | $11.19 | $10.71 | $10.13 | | | | | |
| Value at end of period | $11.89 | $13.22 | $12.52 | $11.19 | $10.71 | | | | | |
| Number of accumulation units outstanding at end of period | 492,093 | 591,153 | 419,596 | 218,797 | 117,956 | | | | | |
| **ARIEL FUND** | | | | | | | | | | |
| (Funds were first received in this option during June 2010) | | | | | | | | | | |
| Value at beginning of period | $12.09 | $10.15 | $11.56 | $9.33 | | | | | | |
| Value at end of period | $17.31 | $12.09 | $10.15 | $11.56 | | | | | | |
| Number of accumulation units outstanding at end of period | 113,838 | 31,318 | 21,326 | 14,349 | | | | | | |
| **ARTISAN INTERNATIONAL FUND** | | | | | | | | | | |
| (Funds were first received in this option during May 2009) | | | | | | | | | | |
| Value at beginning of period | $9.52 | $7.67 | $8.35 | $7.96 | $5.76 | $10.37 | | | | |
| Value at end of period | $11.80 | $9.52 | $7.67 | $8.35 | $7.96 | $5.76 | | | | |
| Number of accumulation units outstanding at end of period | 189,216 | 68,700 | 67,626 | 37,025 | 50,777 | 9,978 | | | | |
| **ASTON/FAIRPOINTE MID CAP FUND** | | | | | | | | | | |
| (Funds were first received in this option during June 2010) | | | | | | | | | | |
| Value at beginning of period | $12.51 | $10.85 | $11.73 | $9.63 | | | | | | |
| Value at end of period | $17.90 | $12.51 | $10.85 | $11.73 | | | | | | |
| Number of accumulation units outstanding at end of period | 411,224 | 251,081 | 151,639 | 75,770 | | | | | | |
| **BLACKROCK MID CAP VALUE OPPORTUNITIES FUND** | | | | | | | | | | |
| (Funds were first received in this option during August 2009) | | | | | | | | | | |
| Value at beginning of period | $17.32 | $15.45 | $15.70 | $12.62 | $11.43 | | | | | |
| Value at end of period | $22.85 | $17.32 | $15.45 | $15.70 | $12.62 | | | | | |
| Number of accumulation units outstanding at end of period | 63,887 | 49,384 | 46,800 | 42,611 | 992 | | | | | |
| **CALVERT VP SRI BALANCED PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $19.63 | $17.94 | $17.33 | $15.62 | $12.59 | $18.52 | $18.20 | $16.90 | $16.16 | $15.08 |
| Value at end of period | $22.94 | $19.63 | $17.94 | $17.33 | $15.62 | $12.59 | $18.52 | $18.20 | $16.90 | $16.16 |
| Number of accumulation units outstanding at end of period | 323,524 | 283,921 | 267,842 | 298,260 | 297,680 | 274,306 | 296,590 | 404,870 | 385,129 | 409,056 |

**Condensed Financial Information (continued)**

| | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 |
|---|---|---|---|---|---|---|---|---|---|---|
| **COHEN & STEERS REALTY SHARES, INC.** | | | | | | | | | | |
| (Funds were first received in this option during May 2011) | | | | | | | | | | |
| Value at beginning of period | $10.85 | $9.47 | $9.94 | | | | | | | |
| Value at end of period | $11.07 | $10.85 | $9.47 | | | | | | | |
| Number of accumulation units outstanding at end of period | 55,322 | 38,226 | 14,335 | | | | | | | |
| **COLUMBIA DIVERSIFIED EQUITY INCOME FUND** | | | | | | | | | | |
| (Funds were first received in this option during July 2008) | | | | | | | | | | |
| Value at beginning of period | $9.60 | $8.43 | $8.97 | $7.79 | $6.18 | $8.64 | | | | |
| Value at end of period | $12.43 | $9.60 | $8.43 | $8.97 | $7.79 | $6.18 | | | | |
| Number of accumulation units outstanding at end of period | 84,362 | 73,904 | 79,646 | 54,816 | 31,964 | 25,313 | | | | |
| **COLUMBIA MID CAP VALUE FUND (CLASS A)** | | | | | | | | | | |
| (Funds were first received in this option during June 2008) | | | | | | | | | | |
| Value at beginning of period | $10.61 | $9.20 | $9.70 | $7.97 | $6.09 | $10.27 | | | | |
| Value at end of period | $14.19 | $10.61 | $9.20 | $9.70 | $7.97 | $6.09 | | | | |
| Number of accumulation units outstanding at end of period | 64,315 | 68,807 | 75,847 | 67,227 | 57,737 | 44,364 | | | | |
| **DELAWARE SMALL CAP VALUE FUND** | | | | | | | | | | |
| (Funds were first received in this option during May 2013) | | | | | | | | | | |
| Value at beginning of period | $10.43 | | | | | | | | | |
| Value at end of period | $12.05 | | | | | | | | | |
| Number of accumulation units outstanding at end of period | 266 | | | | | | | | | |
| **EUROPACIFIC GROWTH FUND®** | | | | | | | | | | |
| Value at beginning of period | $17.30 | $14.65 | $17.13 | $15.82 | $11.48 | $19.51 | $16.58 | $13.75 | $11.47 | $9.60 |
| Value at end of period | $20.58 | $17.30 | $14.65 | $17.13 | $15.82 | $11.48 | $19.51 | $16.58 | $13.75 | $11.47 |
| Number of accumulation units outstanding at end of period | 2,658,792 | 2,736,978 | 2,878,122 | 2,929,335 | 3,019,894 | 2,509,419 | 2,562,446 | 1,748,284 | 1,007,889 | 362,008 |
| **FIDELITY® VIP CONTRAFUND® PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $33.73 | $29.27 | $30.33 | $26.13 | $19.45 | $34.17 | $29.35 | $26.54 | $22.92 | $20.05 |
| Value at end of period | $43.84 | $33.73 | $29.27 | $30.33 | $26.13 | $19.45 | $34.17 | $29.35 | $26.54 | $22.92 |
| Number of accumulation units outstanding at end of period | 3,086,792 | 3,135,098 | 3,164,441 | 3,229,521 | 3,764,165 | 3,541,960 | 3,808,007 | 3,678,668 | 3,216,567 | 4,557,463 |
| **FIDELITY® VIP EQUITY-INCOME PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $22.94 | $19.75 | $19.76 | $17.33 | $13.44 | $23.68 | $23.56 | $19.79 | $18.89 | $17.10 |
| Value at end of period | $29.10 | $22.94 | $19.75 | $19.76 | $17.33 | $13.44 | $23.68 | $23.56 | $19.79 | $18.89 |
| Number of accumulation units outstanding at end of period | 1,017,847 | 1,057,270 | 1,127,906 | 1,228,889 | 1,395,516 | 1,319,771 | 1,406,150 | 1,481,556 | 1,483,670 | 1,606,502 |
| **FIDELITY® VIP GROWTH PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $20.41 | $17.98 | $18.12 | $14.74 | $11.60 | $22.19 | $17.65 | $16.68 | $15.93 | $15.56 |
| Value at end of period | $27.55 | $20.41 | $17.98 | $18.12 | $14.74 | $11.60 | $22.19 | $17.65 | $16.68 | $15.93 |
| Number of accumulation units outstanding at end of period | 1,567,104 | 1,652,260 | 1,616,655 | 1,635,220 | 1,827,870 | 1,795,844 | 1,901,930 | 2,034,215 | 2,208,212 | 2,761,409 |
| **FIDELITY® VIP OVERSEAS PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $17.90 | $14.98 | $18.26 | $16.31 | $13.02 | $23.40 | $20.15 | $17.23 | $14.62 | $13.00 |
| Value at end of period | $23.12 | $17.90 | $14.98 | $18.26 | $16.31 | $13.02 | $23.40 | $20.15 | $17.23 | $14.62 |
| Number of accumulation units outstanding at end of period | 116,203 | 113,642 | 109,027 | 103,797 | 135,526 | 136,696 | 162,784 | 137,900 | 159,581 | 193,880 |
| **FRANKLIN SMALL CAP VALUE SECURITIES FUND** | | | | | | | | | | |
| Value at beginning of period | $21.50 | $18.34 | $19.25 | $15.16 | $11.86 | $17.88 | $18.50 | $15.98 | $14.84 | $12.11 |
| Value at end of period | $29.00 | $21.50 | $18.34 | $19.25 | $15.16 | $11.86 | $17.88 | $18.50 | $15.98 | $14.84 |
| Number of accumulation units outstanding at end of period | 689,000 | 679,825 | 713,462 | 759,913 | 770,867 | 708,476 | 746,694 | 739,499 | 678,628 | 602,592 |
| **FUNDAMENTAL INVESTORS℠** | | | | | | | | | | |
| (Funds were first received in this option during May 2008) | | | | | | | | | | |
| Value at beginning of period | $10.25 | $8.84 | $9.10 | $8.06 | $6.11 | $10.21 | | | | |
| Value at end of period | $13.34 | $10.25 | $8.84 | $9.10 | $8.06 | $6.11 | | | | |
| Number of accumulation units outstanding at end of period | 610,487 | 588,206 | 649,765 | 670,832 | 501,928 | 172,816 | | | | |
| **ING AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $19.95 | $17.32 | $18.06 | $14.95 | $11.13 | $15.31 | $15.92 | $13.93 | $13.05 | $10.86 |
| Value at end of period | $25.94 | $19.95 | $17.32 | $18.06 | $14.95 | $11.13 | $15.31 | $15.92 | $13.93 | $13.05 |
| Number of accumulation units outstanding at end of period | 435,110 | 424,190 | 396,015 | 369,216 | 278,723 | 186,081 | 186,273 | 203,041 | 212,012 | 1,020,332 |

| | 2004 | 2005 | 2006 | 2007 | 2008 | 2009 | 2010 | 2011 | 2012 | 2013 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING BALANCED PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $16.79 | $18.19 | $18.77 | $20.44 | $21.37 | $15.21 | $17.95 | $20.28 | $19.82 | $22.30 |
| Value at end of period | $18.19 | $18.77 | $20.44 | $21.37 | $15.21 | $17.95 | $20.28 | $19.82 | $22.30 | $25.76 |
| Number of accumulation units outstanding at end of period | 3,044,880 | 2,530,075 | 2,196,237 | 1,524,448 | 1,221,727 | 1,132,032 | 988,621 | 883,575 | 790,243 | 702,138 |
| **ING BARON GROWTH PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $11.49 | $14.56 | $15.48 | $17.66 | $18.55 | $10.79 | $14.45 | $18.09 | $18.31 | $21.69 |
| Value at end of period | $14.56 | $15.48 | $17.66 | $18.55 | $10.79 | $14.45 | $18.09 | $18.31 | $21.69 | $29.82 |
| Number of accumulation units outstanding at end of period | 1,200,900 | 492,195 | 546,080 | 628,758 | 554,433 | 631,247 | 522,484 | 491,852 | 470,454 | 554,727 |
| **ING BLACKROCK HEALTH SCIENCES OPPORTUNITIES PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during May 2005) | | | | | | | | | | |
| Value at beginning of period | | $10.25 | $11.22 | $12.66 | $13.60 | $9.61 | $11.42 | $12.10 | $12.54 | $14.75 |
| Value at end of period | | $11.22 | $12.66 | $13.60 | $9.61 | $11.42 | $12.10 | $12.54 | $14.75 | $21.07 |
| Number of accumulation units outstanding at end of period | | 29,858 | 62,966 | 69,439 | 118,802 | 143,977 | 124,869 | 128,962 | 163,650 | 311,929 |
| **ING BLACKROCK LARGE CAP GROWTH PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2007) | | | | | | | | | | |
| Value at beginning of period | | | | $10.69 | $10.44 | $6.31 | $8.16 | $9.18 | $8.97 | $10.19 |
| Value at end of period | | | | $10.44 | $6.31 | $8.16 | $9.18 | $8.97 | $10.19 | $13.46 |
| Number of accumulation units outstanding at end of period | | | | 989,041 | 917,951 | 925,793 | 890,639 | 885,779 | 854,309 | 827,062 |
| **ING CLARION GLOBAL REAL ESTATE PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during September 2008) | | | | | | | | | | |
| Value at beginning of period | | | | | $9.74 | $6.71 | $8.88 | $10.23 | $9.60 | $11.99 |
| Value at end of period | | | | | $6.71 | $8.88 | $10.23 | $9.60 | $11.99 | $12.34 |
| Number of accumulation units outstanding at end of period | | | | | 874,548 | 932,710 | 960,063 | 926,856 | 900,385 | 899,579 |
| **ING CLARION REAL ESTATE PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during June 2006) | | | | | | | | | | |
| Value at beginning of period | | | $10.15 | $12.32 | $10.03 | $6.11 | $8.22 | $10.41 | $11.29 | $12.91 |
| Value at end of period | | | $12.32 | $10.03 | $6.11 | $8.22 | $10.41 | $11.29 | $12.91 | $13.04 |
| Number of accumulation units outstanding at end of period | | | 178,149 | 377,822 | 554,232 | 712,985 | 668,543 | 733,225 | 866,048 | 817,575 |
| **ING COLUMBIA CONTRARIAN CORE PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $16.62 | $17.84 | $18.35 | $20.69 | $21.33 | $12.84 | $16.73 | $18.56 | $17.51 | $19.46 |
| Value at end of period | $17.84 | $18.35 | $20.69 | $21.33 | $12.84 | $16.73 | $18.56 | $17.51 | $19.46 | $25.97 |
| Number of accumulation units outstanding at end of period | 92,648 | 53,097 | 50,616 | 66,258 | 84,262 | 98,159 | 89,425 | 72,715 | 79,894 | 71,389 |
| **ING COLUMBIA SMALL CAP VALUE II PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during September 2006) | | | | | | | | | | |
| Value at beginning of period | | | $9.24 | $10.08 | $10.28 | $6.71 | $8.28 | $10.27 | $9.90 | $11.19 |
| Value at end of period | | | $10.08 | $10.28 | $6.71 | $8.28 | $10.27 | $9.90 | $11.19 | $15.51 |
| Number of accumulation units outstanding at end of period | | | 160 | 13,923 | 22,550 | 19,341 | 25,177 | 33,010 | 45,933 | 69,648 |
| **ING FMR[SM] DIVERSIFIED MID CAP PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during June 2005) | | | | | | | | | | |
| Value at beginning of period | | $10.51 | $11.84 | $13.12 | $14.87 | $8.96 | $12.35 | $15.69 | $13.84 | $15.70 |
| Value at end of period | | $11.84 | $13.12 | $14.87 | $8.96 | $12.35 | $15.69 | $13.84 | $15.70 | $21.15 |
| Number of accumulation units outstanding at end of period | | 65,896 | 255,630 | 288,484 | 569,771 | 811,140 | 961,606 | 1,019,343 | 829,415 | 741,274 |
| **ING GLOBAL BOND PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during March 2005) | | | | | | | | | | |
| Value at beginning of period | | $9.85 | $10.16 | $10.88 | $11.71 | $9.80 | $11.80 | $13.53 | $13.89 | $14.69 |
| Value at end of period | | $10.03 | $10.88 | $11.71 | $9.80 | $11.80 | $13.53 | $13.89 | $14.69 | $13.96 |
| Number of accumulation units outstanding at end of period | | 1,262,918 | 1,245,768 | 1,353,515 | 1,398,547 | 1,438,469 | 1,423,354 | 1,463,499 | 1,424,433 | 1,353,585 |
| **ING GLOBAL RESOURCES PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during January 2007) | | | | | | | | | | |
| Value at beginning of period | | | | $9.68 | $13.50 | $7.88 | $10.73 | $12.93 | $11.63 | $11.18 |
| Value at end of period | | | | $13.50 | $7.88 | $10.73 | $12.93 | $11.63 | $11.18 | $12.58 |
| Number of accumulation units outstanding at end of period | | | | 975,672 | 1,063,665 | 1,212,149 | 1,170,255 | 1,233,632 | 1,115,114 | 972,205 |

**Condensed Financial Information (continued)**

| | 2004 | 2005 | 2006 | 2007 | 2008 | 2009 | 2010 | 2011 | 2012 | 2013 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING GNMA INCOME FUND** | | | | | | | | | | |
| (Funds were first received in this option during December 2005) | | | | | | | | | | |
| Value at beginning of period | | $10.12 | $10.11 | $10.44 | $10.93 | $11.56 | $12.02 | $12.64 | $13.44 | $13.69 |
| Value at end of period | | $10.11 | $10.44 | $10.93 | $11.56 | $12.02 | $12.64 | $13.44 | $13.69 | $13.31 |
| Number of accumulation units outstanding at end of period | | 6 | 3,304 | 6,705 | 9,391 | 16,626 | 21,879 | 24,279 | 29,369 | 30,420 |
| **ING GROWTH AND INCOME PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $12.82 | $13.76 | $14.73 | $16.66 | $17.71 | $10.94 | $14.10 | $15.94 | $15.74 | $18.04 |
| Value at end of period | $13.76 | $14.73 | $16.66 | $17.71 | $10.94 | $14.10 | $15.94 | $15.74 | $18.04 | $23.33 |
| Number of accumulation units outstanding at end of period | 8,778,509 | 7,617,503 | 7,001,728 | 4,688,558 | 3,711,290 | 3,375,353 | 3,499,681 | 3,122,470 | 2,784,865 | 2,980,033 |
| **ING INDEX PLUS LARGECAP PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $17.29 | $18.93 | $19.75 | $22.41 | $23.30 | $14.48 | $17.67 | $19.93 | $19.72 | $22.34 |
| Value at end of period | $18.93 | $19.75 | $22.41 | $23.30 | $14.48 | $17.67 | $19.93 | $19.72 | $22.34 | $29.40 |
| Number of accumulation units outstanding at end of period | 4,222,763 | 3,945,184 | 3,772,712 | 3,132,136 | 2,687,577 | 2,739,321 | 2,273,303 | 2,055,559 | 1,908,669 | 1,851,092 |
| **ING INDEX PLUS MIDCAP PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $16.56 | $19.11 | $21.03 | $22.78 | $23.80 | $14.71 | $19.18 | $23.15 | $22.66 | $26.41 |
| Value at end of period | $19.11 | $21.03 | $22.78 | $23.80 | $14.71 | $19.18 | $23.15 | $22.66 | $26.41 | $35.18 |
| Number of accumulation units outstanding at end of period | 2,898,090 | 1,970,343 | 2,003,739 | 1,875,734 | 1,636,315 | 1,651,797 | 1,254,091 | 1,145,391 | 1,038,875 | 998,425 |
| **ING INDEX PLUS SMALLCAP PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $12.37 | $14.95 | $15.93 | $17.95 | $16.66 | $10.96 | $13.54 | $16.47 | $16.19 | $18.01 |
| Value at end of period | $14.95 | $15.93 | $17.95 | $16.66 | $10.96 | $13.54 | $16.47 | $16.19 | $18.01 | $25.45 |
| Number of accumulation units outstanding at end of period | 1,031,397 | 1,138,703 | 1,223,100 | 1,119,154 | 985,346 | 1,051,625 | 850,072 | 764,655 | 725,343 | 765,486 |
| **ING INTERMEDIATE BOND PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $15.63 | $16.23 | $16.57 | $17.07 | $17.92 | $16.24 | $17.93 | $19.50 | $20.77 | $22.49 |
| Value at end of period | $16.23 | $16.57 | $17.07 | $17.92 | $16.24 | $17.93 | $19.50 | $20.77 | $22.49 | $22.24 |
| Number of accumulation units outstanding at end of period | 2,467,064 | 2,133,801 | 2,187,159 | 2,009,478 | 1,700,056 | 1,623,258 | 1,500,245 | 1,403,969 | 1,467,500 | 1,277,382 |
| **ING INTERNATIONAL INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during June 2008) | | | | | | | | | | |
| Value at beginning of period | | | | | $9.40 | $5.93 | $7.50 | $8.01 | $6.97 | $8.19 |
| Value at end of period | | | | | $5.93 | $7.50 | $8.01 | $6.97 | $8.19 | $9.84 |
| Number of accumulation units outstanding at end of period | | | | | 4,697 | 351,572 | 310,919 | 320,786 | 334,897 | 403,035 |
| **ING INTERNATIONAL VALUE PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $10.30 | $11.97 | $12.97 | $16.62 | $18.66 | $10.58 | $13.32 | $13.51 | $11.38 | $13.43 |
| Value at end of period | $11.97 | $12.97 | $16.62 | $18.66 | $10.58 | $13.32 | $13.51 | $11.38 | $13.43 | $16.12 |
| Number of accumulation units outstanding at end of period | 2,256,853 | 425,158 | 463,297 | 580,800 | 587,996 | 669,777 | 508,605 | 416,555 | 372,971 | 351,119 |
| **ING INVESCO COMSTOCK PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $10.68 | $12.35 | $12.65 | $14.51 | $14.04 | $8.83 | $11.23 | $12.80 | $12.41 | $14.58 |
| Value at end of period | $12.35 | $12.65 | $14.51 | $14.04 | $8.83 | $11.23 | $12.80 | $12.41 | $14.58 | $19.49 |
| Number of accumulation units outstanding at end of period | 1,224,023 | 1,379,961 | 1,327,634 | 1,286,423 | 626,096 | 617,334 | 502,699 | 469,212 | 433,718 | 449,047 |
| **ING INVESCO EQUITY AND INCOME PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2005) | | | | | | | | | | |
| Value at beginning of period | | $9.98 | $11.41 | $12.39 | $12.25 | $9.63 | $11.70 | $13.01 | $12.74 | $13.73 |
| Value at end of period | | $10.71 | $12.39 | $12.25 | $9.63 | $11.70 | $13.01 | $12.74 | $13.73 | $16.98 |
| Number of accumulation units outstanding at end of period | | 3,397,749 | 3,718,204 | 3,507,975 | 2,829,579 | 2,597,190 | 2,253,033 | 2,112,686 | 2,067,923 | 2,046,895 |
| **ING INVESCO GROWTH AND INCOME PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during July 2005) | | | | | | | | | | |
| Value at beginning of period | | $10.68 | $11.06 | $12.70 | $12.90 | $8.66 | $10.62 | $11.83 | $11.46 | $13.00 |
| Value at end of period | | $11.06 | $12.70 | $12.90 | $8.66 | $10.62 | $11.83 | $11.46 | $13.00 | $17.23 |
| Number of accumulation units outstanding at end of period | | 192,987 | 266,046 | 302,905 | 314,225 | 399,045 | 342,284 | 279,345 | 259,812 | 291,884 |
| **ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during June 2005) | | | | | | | | | | |
| Value at beginning of period | | $10.70 | $13.43 | $18.05 | $24.75 | $11.94 | $20.28 | $24.15 | $19.55 | $23.05 |
| Value at end of period | | $13.43 | $18.05 | $24.75 | $11.94 | $20.28 | $24.15 | $19.55 | $23.05 | $21.51 |
| Number of accumulation units outstanding at end of period | | 63,578 | 195,945 | 231,591 | 206,597 | 219,825 | 189,757 | 159,498 | 168,724 | 152,399 |

| | 2004 | 2005 | 2006 | 2007 | 2008 | 2009 | 2010 | 2011 | 2012 | 2013 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING JPMORGAN MID CAP VALUE PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $11.82 | $14.12 | $15.16 | $17.49 | $17.72 | $11.75 | $14.62 | $17.79 | $17.94 | $21.31 |
| Value at end of period | $14.12 | $15.16 | $17.49 | $17.72 | $11.75 | $14.62 | $17.79 | $17.94 | $21.31 | $27.76 |
| Number of accumulation units outstanding at end of period | 157,368 | 233,128 | 296,418 | 390,468 | 296,735 | 303,115 | 295,719 | 296,234 | 343,882 | 460,690 |
| **ING JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during July 2005) | | | | | | | | | | |
| Value at beginning of period | | $11.06 | $11.31 | $13.06 | $12.71 | $8.82 | $11.12 | $13.95 | $13.62 | $16.01 |
| Value at end of period | | $11.31 | $13.06 | $12.71 | $8.82 | $11.12 | $13.95 | $13.62 | $16.01 | $22.02 |
| Number of accumulation units outstanding at end of period | | 2,084 | 17,726 | 26,743 | 33,115 | 34,156 | 52,307 | 51,309 | 93,630 | 166,219 |
| **ING LARGE CAP GROWTH PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during January 2011) | | | | | | | | | | |
| Value at beginning of period | | | | | | | | $10.31 | $10.32 | $12.07 |
| Value at end of period | | | | | | | | $10.32 | $12.07 | $15.65 |
| Number of accumulation units outstanding at end of period | | | | | | | | 1,277,826 | 1,568,932 | 1,754,560 |
| **ING LARGE CAP VALUE PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during July 2007) | | | | | | | | | | |
| Value at beginning of period | | | | $9.37 | $9.15 | $6.33 | $7.06 | $8.35 | $8.55 | $9.71 |
| Value at end of period | | | | $9.15 | $6.33 | $7.06 | $8.35 | $8.55 | $9.71 | $12.58 |
| Number of accumulation units outstanding at end of period | | | | 3,096,950 | 2,802,649 | 3,001,481 | 2,461,577 | 3,715,931 | 3,408,810 | 4,322,074 |
| **ING MARSICO GROWTH PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2008) | | | | | | | | | | |
| Value at beginning of period | | | | | $10.23 | $6.58 | $8.42 | $10.01 | $9.77 | $10.92 |
| Value at end of period | | | | | $6.58 | $8.42 | $10.01 | $9.77 | $10.92 | $14.69 |
| Number of accumulation units outstanding at end of period | | | | | 82,531 | 100,149 | 97,017 | 93,604 | 105,927 | 108,678 |
| **ING MFS TOTAL RETURN PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $11.97 | $13.17 | $13.42 | $14.87 | $15.31 | $11.77 | $13.74 | $14.94 | $15.03 | $16.54 |
| Value at end of period | $13.17 | $13.42 | $14.87 | $15.31 | $11.77 | $13.74 | $14.94 | $15.03 | $16.54 | $19.43 |
| Number of accumulation units outstanding at end of period | 570,445 | 674,915 | 383,790 | 353,871 | 243,050 | 258,077 | 194,258 | 178,986 | 159,637 | 158,585 |
| **ING MFS UTILITIES PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during May 2005) | | | | | | | | | | |
| Value at beginning of period | | $10.06 | $11.43 | $14.80 | $18.66 | $11.51 | $15.13 | $17.03 | $17.94 | $20.12 |
| Value at end of period | | $11.43 | $14.80 | $18.66 | $11.51 | $15.13 | $17.03 | $17.94 | $20.12 | $23.94 |
| Number of accumulation units outstanding at end of period | | 14,971 | 139,896 | 306,151 | 408,125 | 503,237 | 508,813 | 505,933 | 546,707 | 565,304 |
| **ING MIDCAP OPPORTUNITIES PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $9.39 | $10.37 | $11.33 | $12.09 | $15.05 | $9.30 | $13.02 | $16.80 | $16.55 | $18.71 |
| Value at end of period | $10.37 | $11.33 | $12.09 | $15.05 | $9.30 | $13.02 | $16.80 | $16.55 | $18.71 | $24.45 |
| Number of accumulation units outstanding at end of period | 48,116 | 44,498 | 46,790 | 83,259 | 121,057 | 149,841 | 198,549 | 331,079 | 623,094 | 801,153 |
| **ING MONEY MARKET PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $12.69 | $12.70 | $12.95 | $13.45 | $14.00 | $14.23 | $14.14 | $14.03 | $13.89 | $13.76 |
| Value at end of period | $12.70 | $12.95 | $13.45 | $14.00 | $14.23 | $14.14 | $14.03 | $13.89 | $13.76 | $13.62 |
| Number of accumulation units outstanding at end of period | 1,795,249 | 1,474,751 | 2,584,991 | 3,818,074 | 4,585,229 | 3,839,351 | 3,172,902 | 3,191,766 | 2,686,771 | 2,746,407 |
| **ING MULTI-MANAGER LARGE CAP CORE PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during July 2006) | | | | | | | | | | |
| Value at beginning of period | | | $9.50 | $10.81 | $11.28 | $7.31 | $9.01 | $10.36 | $9.81 | $10.73 |
| Value at end of period | | | $10.81 | $11.28 | $7.31 | $9.01 | $10.36 | $9.81 | $10.73 | $13.89 |
| Number of accumulation units outstanding at end of period | | | 30,878 | 102,304 | 83,534 | 85,906 | 68,157 | 68,758 | 73,553 | 74,237 |
| **ING OPPENHEIMER GLOBAL PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during March 2005) | | | | | | | | | | |
| Value at beginning of period | | $10.01 | $12.27 | $14.21 | $15.00 | $8.86 | $12.25 | $14.07 | $12.80 | $15.42 |
| Value at end of period | | $11.68 | $14.21 | $15.00 | $8.86 | $12.25 | $14.07 | $12.80 | $15.42 | $19.41 |
| Number of accumulation units outstanding at end of period | | 7,940,404 | 7,226,258 | 6,330,355 | 4,895,755 | 4,708,925 | 4,165,115 | 3,801,021 | 3,711,808 | 3,485,355 |

# Condensed Financial Information (continued)

| | 2004 | 2005 | 2006 | 2007 | 2008 | 2009 | 2010 | 2011 | 2012 | 2013 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING PIMCO HIGH YIELD PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during June 2005) | | | | | | | | | | |
| Value at beginning of period | | $10.29 | $10.50 | $11.33 | $11.53 | $8.85 | $13.08 | $14.80 | $15.30 | $17.27 |
| Value at end of period | | $10.50 | $11.33 | $11.53 | $8.85 | $13.08 | $14.80 | $15.30 | $17.27 | $18.06 |
| Number of accumulation units outstanding at end of period | | 17,239 | 79,071 | 57,290 | 50,114 | 113,042 | 161,479 | 176,625 | 304,213 | 278,013 |
| **ING PIMCO TOTAL RETURN PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $11.06 | $11.42 | $11.54 | $11.89 | $12.88 | $12.72 | $14.19 | $15.11 | $15.44 | $16.49 |
| Value at end of period | $11.42 | $11.54 | $11.89 | $12.88 | $12.72 | $14.19 | $15.11 | $15.44 | $16.49 | $16.02 |
| Number of accumulation units outstanding at end of period | 396,237 | 505,323 | 622,698 | 696,590 | 904,321 | 1,618,248 | 2,382,643 | 2,472,812 | 2,585,278 | 2,269,930 |
| **ING PIONEER HIGH YIELD PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during June 2006) | | | | | | | | | | |
| Value at beginning of period | | | $10.00 | $10.59 | $11.13 | $7.78 | $12.87 | $15.17 | $14.91 | $17.15 |
| Value at end of period | | | $10.59 | $11.13 | $7.78 | $12.87 | $15.17 | $14.91 | $17.15 | $19.07 |
| Number of accumulation units outstanding at end of period | | | 18,525 | 70,355 | 60,170 | 137,395 | 195,117 | 198,670 | 230,657 | 318,955 |
| **ING RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during July 2009) | | | | | | | | | | |
| Value at beginning of period | | | | | | $10.70 | $12.56 | $14.02 | $14.47 | $16.40 |
| Value at end of period | | | | | | $12.56 | $14.02 | $14.47 | $16.40 | $21.43 |
| Number of accumulation units outstanding at end of period | | | | | | 20,615 | 31,564 | 33,613 | 58,318 | 72,026 |
| **ING RUSSELL™ LARGE CAP INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during June 2008) | | | | | | | | | | |
| Value at beginning of period | | | | | $9.82 | $6.64 | $8.13 | $9.03 | $9.17 | $10.49 |
| Value at end of period | | | | | $6.64 | $8.13 | $9.03 | $9.17 | $10.49 | $13.72 |
| Number of accumulation units outstanding at end of period | | | | | 6,921 | 152,020 | 176,943 | 215,476 | 311,379 | 415,194 |
| **ING RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during July 2009) | | | | | | | | | | |
| Value at beginning of period | | | | | | $10.06 | $11.85 | $13.03 | $12.98 | $14.90 |
| Value at end of period | | | | | | $11.85 | $13.03 | $12.98 | $14.90 | $19.39 |
| Number of accumulation units outstanding at end of period | | | | | | 22,512 | 20,721 | 22,347 | 30,036 | 62,655 |
| **ING RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during August 2009) | | | | | | | | | | |
| Value at beginning of period | | | | | | $11.41 | $12.84 | $16.00 | $15.49 | $17.71 |
| Value at end of period | | | | | | $12.84 | $16.00 | $15.49 | $17.71 | $23.66 |
| Number of accumulation units outstanding at end of period | | | | | | 27,968 | 39,442 | 44,248 | 44,677 | 69,386 |
| **ING RUSSELL™ MID CAP INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during May 2008) | | | | | | | | | | |
| Value at beginning of period | | | | | $10.34 | $5.92 | $8.22 | $10.19 | $9.90 | $11.47 |
| Value at end of period | | | | | $5.92 | $8.22 | $10.19 | $9.90 | $11.47 | $15.24 |
| Number of accumulation units outstanding at end of period | | | | | 6,947 | 61,223 | 112,404 | 173,172 | 211,416 | 296,380 |
| **ING RUSSELL™ SMALL CAP INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during May 2008) | | | | | | | | | | |
| Value at beginning of period | | | | | $10.05 | $6.96 | $8.72 | $10.92 | $10.39 | $11.93 |
| Value at end of period | | | | | $6.96 | $8.72 | $10.92 | $10.39 | $11.93 | $16.39 |
| Number of accumulation units outstanding at end of period | | | | | 12,287 | 55,268 | 97,614 | 173,908 | 202,565 | 299,111 |
| **ING SMALLCAP OPPORTUNITIES PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $6.86 | $7.48 | $8.08 | $9.01 | $9.82 | $6.37 | $8.26 | $10.83 | $10.81 | $12.33 |
| Value at end of period | $7.48 | $8.08 | $9.01 | $9.82 | $6.37 | $8.26 | $10.83 | $10.81 | $12.33 | $16.97 |
| Number of accumulation units outstanding at end of period | 86,221 | 97,859 | 112,478 | 149,833 | 197,318 | 256,579 | 373,908 | 341,819 | 403,013 | 537,316 |
| **ING SMALL COMPANY PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $19.96 | $22.61 | $24.68 | $28.54 | $29.92 | $20.42 | $25.79 | $31.76 | $30.67 | $34.77 |
| Value at end of period | $22.61 | $24.68 | $28.54 | $29.92 | $20.42 | $25.79 | $31.76 | $30.67 | $34.77 | $47.42 |
| Number of accumulation units outstanding at end of period | 980,499 | 856,723 | 892,199 | 648,029 | 590,550 | 622,413 | 569,735 | 521,379 | 472,664 | 451,643 |

**Condensed Financial Information (continued)**

| | 2004 | 2005 | 2006 | 2007 | 2008 | 2009 | 2010 | 2011 | 2012 | 2013 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING SOLUTION 2015 PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during June 2005) | | | | | | | | | | |
| Value at beginning of period | | $10.34 | $10.70 | $11.73 | $12.15 | $8.80 | $10.66 | $11.74 | $11.53 | $12.73 |
| Value at end of period | | $10.70 | $11.73 | $12.15 | $8.80 | $10.66 | $11.74 | $11.53 | $12.73 | $13.75 |
| Number of accumulation units outstanding at end of period | | 292 | 25,146 | 84,834 | 162,349 | 243,064 | 332,862 | 337,461 | 358,404 | 329,895 |
| **ING SOLUTION 2025 PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during July 2005) | | | | | | | | | | |
| Value at beginning of period | | $10.60 | $10.93 | $12.18 | $12.62 | $8.26 | $10.29 | $11.59 | $11.12 | $12.49 |
| Value at end of period | | $10.93 | $12.18 | $12.62 | $8.26 | $10.29 | $11.59 | $11.12 | $12.49 | $14.38 |
| Number of accumulation units outstanding at end of period | | 9,513 | 55,398 | 150,320 | 214,323 | 420,890 | 424,397 | 486,409 | 578,458 | 564,661 |
| **ING SOLUTION 2035 PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during July 2005) | | | | | | | | | | |
| Value at beginning of period | | $10.69 | $11.09 | $12.53 | $13.06 | $8.14 | $10.35 | $11.74 | $11.08 | $12.63 |
| Value at end of period | | $11.09 | $12.53 | $13.06 | $8.14 | $10.35 | $11.74 | $11.08 | $12.63 | $15.05 |
| Number of accumulation units outstanding at end of period | | 3,887 | 37,687 | 143,180 | 282,299 | 407,307 | 432,013 | 486,904 | 631,358 | 686,403 |
| **ING SOLUTION 2045 PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during July 2005) | | | | | | | | | | |
| Value at beginning of period | | $10.84 | $11.29 | $12.87 | $13.47 | $8.02 | $10.31 | $11.76 | $11.04 | $12.62 |
| Value at end of period | | $11.29 | $12.87 | $13.47 | $8.02 | $10.31 | $11.76 | $11.04 | $12.62 | $15.43 |
| Number of accumulation units outstanding at end of period | | 4,412 | 66,361 | 113,691 | 165,753 | 280,819 | 332,260 | 355,767 | 415,159 | 443,558 |
| **ING SOLUTION 2055 PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during August 2010) | | | | | | | | | | |
| Value at beginning of period | | | | | | | $10.26 | $11.54 | $10.84 | $12.40 |
| Value at end of period | | | | | | | $11.54 | $10.84 | $12.40 | $15.16 |
| Number of accumulation units outstanding at end of period | | | | | | | 853 | 11,811 | 20,646 | 43,838 |
| **ING SOLUTION BALANCED PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during August 2008) | | | | | | | | | | |
| Value at beginning of period | | | | | $9.23 | $6.93 | $8.52 | $9.51 | $9.19 | $10.34 |
| Value at end of period | | | | | $6.93 | $8.52 | $9.51 | $9.19 | $10.34 | $11.84 |
| Number of accumulation units outstanding at end of period | | | | | 1,119 | 2,058 | 3,097 | 5,869 | 11,655 | 12,250 |
| **ING SOLUTION INCOME PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during June 2005) | | | | | | | | | | |
| Value at beginning of period | | $10.19 | $10.32 | $10.97 | $11.43 | $9.43 | $10.94 | $11.87 | $11.80 | $12.82 |
| Value at end of period | | $10.32 | $10.97 | $11.43 | $9.43 | $10.94 | $11.87 | $11.80 | $12.82 | $13.58 |
| Number of accumulation units outstanding at end of period | | 671 | 8,772 | 32,055 | 64,790 | 76,015 | 75,701 | 83,052 | 56,830 | 41,345 |
| **ING SOLUTION MODERATELY CONSERVATIVE PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during September 2008) | | | | | | | | | | |
| Value at beginning of period | | | | | $9.43 | $7.65 | $9.11 | $10.03 | $9.86 | $10.93 |
| Value at end of period | | | | | $7.65 | $9.11 | $10.03 | $9.86 | $10.93 | $11.86 |
| Number of accumulation units outstanding at end of period | | | | | 21,087 | 16,404 | 14,744 | 21,289 | 26,586 | 47,805 |
| **ING STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $14.83 | $15.85 | $16.30 | $17.48 | $18.31 | $13.86 | $16.17 | $17.78 | $17.92 | $19.93 |
| Value at end of period | $15.85 | $16.30 | $17.48 | $18.31 | $13.86 | $16.17 | $17.78 | $17.92 | $19.93 | $22.12 |
| Number of accumulation units outstanding at end of period | 283,422 | 304,390 | 316,489 | 297,742 | 268,083 | 258,448 | 213,347 | 216,659 | 199,131 | 218,913 |
| **ING STRATEGIC ALLOCATION GROWTH PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $14.41 | $15.98 | $16.80 | $18.83 | $19.58 | $12.39 | $15.37 | $17.20 | $16.53 | $18.82 |
| Value at end of period | $15.98 | $16.80 | $18.83 | $19.58 | $12.39 | $15.37 | $17.20 | $16.53 | $18.82 | $22.81 |
| Number of accumulation units outstanding at end of period | 540,416 | 569,316 | 596,800 | 486,642 | 412,934 | 416,480 | 364,440 | 355,825 | 344,604 | 334,501 |
| **ING STRATEGIC ALLOCATION MODERATE PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $14.39 | $15.71 | $16.28 | $17.92 | $18.71 | $12.88 | $15.54 | $17.23 | $16.96 | $19.08 |
| Value at end of period | $15.71 | $16.28 | $17.92 | $18.71 | $12.88 | $15.54 | $17.23 | $16.96 | $19.08 | $22.02 |
| Number of accumulation units outstanding at end of period | 263,767 | 305,631 | 534,641 | 284,307 | 243,241 | 216,269 | 230,541 | 193,617 | 218,397 | 240,039 |

**Condensed Financial Information (continued)**

| | 2004 | 2005 | 2006 | 2007 | 2008 | 2009 | 2010 | 2011 | 2012 | 2013 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during June 2005) | | | | | | | | | | |
| Value at beginning of period | | $10.27 | $10.95 | $12.43 | $12.85 | $9.22 | $12.16 | $13.73 | $13.99 | $15.85 |
| Value at end of period | | $10.95 | $12.43 | $12.85 | $9.22 | $12.16 | $13.73 | $13.99 | $15.85 | $19.18 |
| Number of accumulation units outstanding at end of period | | 402,362 | 1,887,389 | 3,707,037 | 3,247,292 | 3,840,472 | 4,003,047 | 4,342,117 | 4,947,953 | 5,435,817 |
| **ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2005) | | | | | | | | | | |
| Value at beginning of period | | $9.93 | $11.15 | $12.01 | $13.48 | $7.84 | $11.36 | $14.46 | $13.78 | $15.84 |
| Value at end of period | | $11.12 | $12.01 | $13.48 | $7.84 | $11.36 | $14.46 | $13.78 | $15.84 | $21.21 |
| Number of accumulation units outstanding at end of period | | 3,188,814 | 3,007,899 | 2,600,164 | 2,328,633 | 2,362,841 | 2,220,215 | 2,071,324 | 2,029,088 | 1,870,161 |
| **ING T. ROWE PRICE EQUITY INCOME PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $12.95 | $14.73 | $15.15 | $17.87 | $18.23 | $11.60 | $14.36 | $16.34 | $16.04 | $18.61 |
| Value at end of period | $14.73 | $15.15 | $17.87 | $18.23 | $11.60 | $14.36 | $16.34 | $16.04 | $18.61 | $23.90 |
| Number of accumulation units outstanding at end of period | 1,217,762 | 190,861 | 274,172 | 299,385 | 311,881 | 435,884 | 407,836 | 393,593 | 420,961 | 422,450 |
| **ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $17.65 | $19.23 | $20.21 | $22.67 | $24.67 | $14.11 | $19.98 | $23.11 | $22.64 | $26.65 |
| Value at end of period | $19.23 | $20.21 | $22.67 | $24.67 | $14.11 | $19.98 | $23.11 | $22.64 | $26.65 | $36.74 |
| Number of accumulation units outstanding at end of period | 1,814,593 | 1,030,019 | 1,002,606 | 941,944 | 877,473 | 918,354 | 750,958 | 731,264 | 754,643 | 749,882 |
| **ING T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during July 2005) | | | | | | | | | | |
| Value at beginning of period | | $10.20 | $12.45 | $15.29 | $18.25 | $9.12 | $12.43 | $14.00 | $12.15 | $14.29 |
| Value at end of period | | $12.45 | $15.29 | $18.25 | $9.12 | $12.43 | $14.00 | $12.15 | $14.29 | $16.17 |
| Number of accumulation units outstanding at end of period | | 20,562 | 81,656 | 121,844 | 118,675 | 122,393 | 103,601 | 101,944 | 94,290 | 98,977 |
| **ING TEMPLETON FOREIGN EQUITY PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2008) | | | | | | | | | | |
| Value at beginning of period | | | | | $10.20 | $6.30 | $8.24 | $8.88 | $7.74 | $9.11 |
| Value at end of period | | | | | $6.30 | $8.24 | $8.88 | $7.74 | $9.11 | $10.84 |
| Number of accumulation units outstanding at end of period | | | | | 1,233,294 | 1,174,934 | 1,081,566 | 1,000,279 | 1,345,055 | 1,227,483 |
| **ING TEMPLETON GLOBAL GROWTH PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during May 2006) | | | | | | | | | | |
| Value at beginning of period | | | $10.21 | $11.08 | $11.23 | $6.71 | $8.78 | $9.37 | $8.75 | $10.55 |
| Value at end of period | | | $11.08 | $11.23 | $6.71 | $8.78 | $9.37 | $8.75 | $10.55 | $13.64 |
| Number of accumulation units outstanding at end of period | | | 21,588 | 33,966 | 38,955 | 47,978 | 49,193 | 45,090 | 52,643 | 70,443 |
| **ING U.S. BOND INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during June 2008) | | | | | | | | | | |
| Value at beginning of period | | | | | $9.87 | $10.20 | $10.69 | $11.24 | $11.93 | $12.26 |
| Value at end of period | | | | | $10.20 | $10.69 | $11.24 | $11.93 | $12.26 | $11.83 |
| Number of accumulation units outstanding at end of period | | | | | 50,549 | 76,709 | 69,523 | 79,019 | 82,672 | 86,682 |
| **ING U.S. STOCK INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during November 2006) | | | | | | | | | | |
| Value at beginning of period | | | $12.52 | $13.00 | $13.55 | $8.44 | $10.54 | $11.98 | $12.07 | $13.84 |
| Value at end of period | | | $13.00 | $13.55 | $8.44 | $10.54 | $11.98 | $12.07 | $13.84 | $18.09 |
| Number of accumulation units outstanding at end of period | | | 24 | 161 | 677 | 1,777 | 2,307 | 21,652 | 2,839 | 9,525 |
| **INVESCO MID CAP CORE EQUITY FUND** | | | | | | | | | | |
| (Funds were first received in this option during January 2005) | | | | | | | | | | |
| Value at beginning of period | | $12.30 | $13.52 | $14.87 | $16.18 | $11.62 | $14.98 | $16.69 | $15.49 | $16.93 |
| Value at end of period | | $13.52 | $14.87 | $16.18 | $11.62 | $14.98 | $16.69 | $15.49 | $16.93 | $21.65 |
| Number of accumulation units outstanding at end of period | | 18 | 79 | 205 | 902 | 26,404 | 31,605 | 35,891 | 34,235 | 29,718 |
| **INVESCO V.I. AMERICAN FRANCHISE FUND** | | | | | | | | | | |
| (Funds were first received in this option during April 2012) | | | | | | | | | | |
| Value at beginning of period | | | | | | | | | $37.17 | $35.99 |
| Value at end of period | | | | | | | | | $35.99 | $49.94 |
| Number of accumulation units outstanding at end of period | | | | | | | | | 42,950 | 44,424 |

| | 2004 | 2005 | 2006 | 2007 | 2008 | 2009 | 2010 | 2011 | 2012 | 2013 |
|---|---|---|---|---|---|---|---|---|---|---|
| **INVESCO V.I. CORE EQUITY FUND** | | | | | | | | | | |
| Value at beginning of period | $7.81 | $8.42 | $8.78 | $10.15 | $10.86 | $7.51 | $9.54 | $10.35 | $10.24 | $11.55 |
| Value at end of period | $8.42 | $8.78 | $10.15 | $10.86 | $7.51 | $9.54 | $10.35 | $10.24 | $11.55 | $14.78 |
| Number of accumulation units outstanding at end of period | 632,275 | 443,508 | 590,773 | 544,774 | 481,591 | 473,052 | 437,016 | 426,367 | 389,166 | 376,107 |
| **JANUS ASPEN BALANCED PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $21.39 | $22.98 | $24.56 | $26.92 | $29.46 | $24.55 | $30.59 | $32.83 | $33.04 | $37.16 |
| Value at end of period | $22.98 | $24.56 | $26.92 | $29.46 | $24.55 | $30.59 | $32.83 | $33.04 | $37.16 | $44.21 |
| Number of accumulation units outstanding at end of period | 1,730,560 | 1,191 | 1,226 | 908 | 838 | 227 | 194 | 174 | 173 | 174 |
| **JANUS ASPEN ENTERPRISE PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $12.15 | $14.52 | $16.15 | $18.16 | $21.94 | $12.23 | $17.53 | $21.84 | $21.32 | $24.76 |
| Value at end of period | $14.52 | $16.15 | $18.16 | $21.94 | $12.23 | $17.53 | $21.84 | $21.32 | $24.76 | $32.45 |
| Number of accumulation units outstanding at end of period | 2,758,953 | 330 | 362 | 651 | 603 | 9 | 9 | 9 | 9 | 9 |
| **JANUS ASPEN FLEXIBLE BOND PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $16.94 | $17.44 | $17.61 | $18.17 | $19.25 | $20.21 | $22.66 | $24.22 | $25.59 | $27.45 |
| Value at end of period | $17.44 | $17.61 | $18.17 | $19.25 | $20.21 | $22.66 | $24.22 | $25.59 | $27.45 | $27.14 |
| Number of accumulation units outstanding at end of period | 591,158 | 481 | 513 | 548 | 497 | 169 | 179 | 187 | 184 | 184 |
| **JANUS ASPEN GLOBAL RESEARCH PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $16.58 | $17.20 | $18.03 | $21.10 | $22.90 | $12.55 | $17.11 | $19.62 | $16.75 | $19.92 |
| Value at end of period | $17.20 | $18.03 | $21.10 | $22.90 | $12.55 | $17.11 | $19.62 | $16.75 | $19.92 | $25.32 |
| Number of accumulation units outstanding at end of period | 2,030,795 | 697 | 724 | 1,178 | 896 | 253 | 253 | 252 | 251 | 252 |
| **JANUS ASPEN JANUS PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $15.15 | $15.68 | $16.19 | $17.85 | $20.34 | $12.14 | $16.39 | $18.58 | $17.42 | $20.45 |
| Value at end of period | $15.68 | $16.19 | $17.85 | $20.34 | $12.14 | $16.39 | $18.58 | $17.42 | $20.45 | $26.39 |
| Number of accumulation units outstanding at end of period | 989,903 | 732 | 741 | 750 | 326 | 10 | 10 | 6 | 6 | 6 |
| **LAZARD U.S. MID CAP EQUITY PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during June 2007) | | | | | | | | | | |
| Value at beginning of period | | | | $10.24 | $8.75 | $5.33 | $7.29 | $8.88 | $8.28 | $8.65 |
| Value at end of period | | | | $8.75 | $5.33 | $7.29 | $8.88 | $8.28 | $8.65 | $11.35 |
| Number of accumulation units outstanding at end of period | | | | 51 | 6,137 | 12,203 | 17,702 | 26,095 | 23,071 | 15,845 |
| **LKCM AQUINAS GROWTH FUND** | | | | | | | | | | |
| (Funds were first received in this option during September 2009) | | | | | | | | | | |
| Value at beginning of period | | | | | | $9.13 | $10.34 | $11.93 | $11.99 | $13.12 |
| Value at end of period | | | | | | $10.34 | $11.93 | $11.99 | $13.12 | $16.46 |
| Number of accumulation units outstanding at end of period | | | | | | 117 | 117 | 0 | 0 | 0 |
| **LOOMIS SAYLES SMALL CAP VALUE FUND** | | | | | | | | | | |
| (Funds were first received in this option during July 2008) | | | | | | | | | | |
| Value at beginning of period | | | | | $9.38 | $7.16 | $9.11 | $11.26 | $10.94 | $12.57 |
| Value at end of period | | | | | $7.16 | $9.11 | $11.26 | $10.94 | $12.57 | $16.88 |
| Number of accumulation units outstanding at end of period | | | | | 3,939 | 43,932 | 85,933 | 168,310 | 246,982 | 313,712 |
| **LORD ABBETT SERIES FUND - MID CAP STOCK PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $10.32 | $12.67 | $13.58 | $15.08 | $15.02 | $9.02 | $11.30 | $14.04 | $13.34 | $15.13 |
| Value at end of period | $12.67 | $13.58 | $15.08 | $15.02 | $9.02 | $11.30 | $14.04 | $13.34 | $15.13 | $19.52 |
| Number of accumulation units outstanding at end of period | 2,256,746 | 1,210,233 | 1,192,809 | 1,219,708 | 999,731 | 982,771 | 773,241 | 732,383 | 680,199 | 673,766 |
| **METWEST TOTAL RETURN BOND FUND** | | | | | | | | | | |
| (Funds were first received in this option during July 2013) | | | | | | | | | | |
| Value at beginning of period | | | | | | | | | | $9.59 |
| Value at end of period | | | | | | | | | | $9.73 |
| Number of accumulation units outstanding at end of period | | | | | | | | | | 62,207 |
| **NEUBERGER BERMAN SOCIALLY RESPONSIVE FUND®** | | | | | | | | | | |
| (Funds were first received in this option during June 2006) | | | | | | | | | | |
| Value at beginning of period | | | $9.71 | $10.71 | $11.38 | $6.88 | $8.88 | $10.78 | $10.35 | $11.35 |
| Value at end of period | | | $10.71 | $11.38 | $6.88 | $8.88 | $10.78 | $10.35 | $11.35 | $15.50 |
| Number of accumulation units outstanding at end of period | | | 7,870 | 37,013 | 48,301 | 71,252 | 115,669 | 396,971 | 220,912 | 261,692 |

**Condensed Financial Information (continued)**

| | 2004 | 2005 | 2006 | 2007 | 2008 | 2009 | 2010 | 2011 | 2012 | 2013 |
|---|---|---|---|---|---|---|---|---|---|---|
| **NEW PERSPECTIVE FUND®** | | | | | | | | | | |
| Value at beginning of period | $9.69 | $11.34 | $12.49 | $14.82 | $17.01 | $10.47 | $14.24 | $15.89 | $14.53 | $17.38 |
| Value at end of period | $11.34 | $12.49 | $14.82 | $17.01 | $10.47 | $14.24 | $15.89 | $14.53 | $17.38 | $21.81 |
| Number of accumulation units outstanding at end of period | 117,405 | 260,861 | 330,652 | 414,798 | 562,865 | 592,610 | 608,795 | 555,729 | 571,847 | 597,449 |
| **OPPENHEIMER DEVELOPING MARKETS FUND** | | | | | | | | | | |
| Value at beginning of period | $20.48 | $29.11 | $40.70 | $50.45 | $66.86 | $34.40 | $61.89 | $77.81 | $63.10 | $75.49 |
| Value at end of period | $29.11 | $40.70 | $50.45 | $66.86 | $34.40 | $61.89 | $77.81 | $63.10 | $75.49 | $80.99 |
| Number of accumulation units outstanding at end of period | 126,958 | 363,643 | 441,136 | 456,698 | 507,978 | 624,578 | 646,096 | 674,108 | 724,489 | 736,576 |
| **OPPENHEIMER GLOBAL FUND/VA** | | | | | | | | | | |
| Value at beginning of period | $15.57 | $18.37 | $20.80 | $24.23 | $25.50 | $15.10 | $20.90 | $24.00 | $21.79 | $26.16 |
| Value at end of period | $18.37 | $20.80 | $24.23 | $15.50 | $15.10 | $20.90 | $24.00 | $21.79 | $26.16 | $32.97 |
| Number of accumulation units outstanding at end of period | 2,817,189 | 2,524 | 2,468 | 2,848 | 1,793 | 1,065 | 1,088 | 1,066 | 1,082 | 1,132 |
| **OPPENHEIMER GLOBAL STRATEGIC INCOME FUND/VA** | | | | | | | | | | |
| Value at beginning of period | $13.23 | $14.24 | $14.47 | $15.40 | $16.73 | $14.21 | $16.71 | $19.03 | $19.00 | $21.35 |
| Value at end of period | $14.24 | $14.47 | $15.40 | $16.73 | $14.21 | $16.71 | $19.03 | $19.00 | $21.35 | $21.11 |
| Number of accumulation units outstanding at end of period | 277,954 | 1,921 | 198 | 332 | 354 | 354 | 369 | 380 | 365 | 365 |
| **OPPENHEIMER MAIN STREET SMALL CAP FUND®/VA** | | | | | | | | | | |
| (Funds were first received in this option during June 2005) | | | | | | | | | | |
| Value at beginning of period | | $10.85 | $11.74 | $13.37 | $13.08 | $8.05 | $10.93 | $13.36 | $12.93 | $15.11 |
| Value at end of period | | $11.74 | $13.37 | $13.08 | $8.05 | $10.93 | $13.36 | $12.93 | $15.11 | $21.09 |
| Number of accumulation units outstanding at end of period | | 10,297 | 38,102 | 87,838 | 104,048 | 135,726 | 142,712 | 110,929 | 105,758 | 150,459 |
| **PAX WORLD BALANCED FUND** | | | | | | | | | | |
| Value at beginning of period | $9.51 | $10.68 | $11.14 | $12.21 | $13.23 | $9.08 | $10.91 | $12.08 | $11.74 | $12.94 |
| Value at end of period | $10.68 | $11.14 | $12.21 | $13.23 | $9.08 | $10.91 | $12.08 | $11.74 | $12.94 | $14.90 |
| Number of accumulation units outstanding at end of period | 336,606 | 806,137 | 1,100,688 | 1,112,254 | 1,039,841 | 1,221,039 | 1,136,584 | 1,042,876 | 964,186 | 864,034 |
| **PIMCO VIT REAL RETURN PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $10.03 | $10.80 | $10.92 | $10.90 | $11.93 | $10.97 | $12.86 | $13.77 | $15.22 | $16.39 |
| Value at end of period | $10.80 | $10.92 | $10.90 | $11.93 | $10.97 | $12.86 | $13.77 | $15.22 | $16.39 | $14.73 |
| Number of accumulation units outstanding at end of period | 390,653 | 765,440 | 772,132 | 866,018 | 1,714,640 | 2,286,826 | 2,801,042 | 2,993,747 | 3,238,654 | 2,311,435 |
| **PIONEER EMERGING MARKETS VCT PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during May 2007) | | | | | | | | | | |
| Value at beginning of period | | | | $10.24 | $12.75 | $5.28 | $9.12 | $10.47 | $7.94 | $8.80 |
| Value at end of period | | | | $12.75 | $5.28 | $9.12 | $10.47 | $7.94 | $8.80 | $8.54 |
| Number of accumulation units outstanding at end of period | | | | 380,615 | 347,146 | 498,946 | 416,859 | 339,871 | 326,873 | 262,506 |
| **PIONEER HIGH YIELD VCT PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $9.73 | $10.66 | $10.76 | $11.56 | $12.11 | $7.75 | $12.31 | $14.38 | $14.00 | $16.09 |
| Value at end of period | $10.66 | $10.76 | $11.56 | $12.11 | $7.75 | $12.31 | $14.38 | $14.00 | $16.09 | $17.85 |
| Number of accumulation units outstanding at end of period | 171,706 | 270,642 | 468,954 | 618,846 | 589,305 | 631,049 | 604,740 | 688,529 | 768,698 | 802,365 |
| **SMALLCAP WORLD FUND®** | | | | | | | | | | |
| (Funds were first received in this option during May 2008) | | | | | | | | | | |
| Value at beginning of period | | | | | $10.17 | $5.46 | $8.30 | $10.27 | $8.71 | $10.52 |
| Value at end of period | | | | | $5.46 | $8.30 | $10.27 | $8.71 | $10.52 | $13.48 |
| Number of accumulation units outstanding at end of period | | | | | 36,361 | 85,579 | 155,561 | 125,207 | 148,835 | 195,192 |
| **TEMPLETON GLOBAL BOND FUND** | | | | | | | | | | |
| Value at beginning of period | $9.90 | $11.63 | $11.16 | $12.53 | $13.75 | $14.47 | $17.03 | $19.00 | $18.37 | $21.06 |
| Value at end of period | $11.63 | $11.16 | $12.53 | $13.75 | $14.47 | $17.03 | $19.00 | $18.37 | $21.06 | $21.31 |
| Number of accumulation units outstanding at end of period | 186,462 | 386,507 | 853,274 | 1,807,197 | 1,839,213 | 2,191,368 | 2,427,527 | 2,540,197 | 2,596,041 | 2,575,397 |
| **THE BOND FUND OF AMERICA℠** | | | | | | | | | | |
| (Funds were first received in this option during June 2008) | | | | | | | | | | |
| Value at beginning of period | | | | | $9.97 | $8.71 | $9.91 | $10.52 | $11.09 | $11.63 |
| Value at end of period | | | | | $8.71 | $9.91 | $10.52 | $11.09 | $11.63 | $11.28 |
| Number of accumulation units outstanding at end of period | | | | | 40,459 | 126,048 | 167,025 | 145,915 | 175,552 | 147,967 |

# Condensed Financial Information (continued)

| | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 |
|---|---|---|---|---|---|---|---|---|---|---|
| **THE GROWTH FUND OF AMERICA®** | | | | | | | | | | |
| Value at beginning of period | $14.83 | $12.43 | $13.19 | $11.87 | $8.91 | $14.77 | $13.45 | $12.25 | $10.83 | $9.65 |
| Value at end of period | $19.65 | $14.83 | $12.43 | $13.19 | $11.87 | $8.91 | $14.77 | $13.45 | $12.25 | $10.83 |
| Number of accumulation units outstanding at end of period | 3,070,169 | 3,142,962 | 3,449,060 | 3,884,153 | 4,122,457 | 3,497,301 | 3,695,079 | 3,009,516 | 2,248,400 | 1,026,654 |
| **USAA PRECIOUS METALS AND MINERALS FUND** | | | | | | | | | | |
| (Funds were first received in this option during May 2011) | | | | | | | | | | |
| Value at beginning of period | $7.61 | $8.75 | $9.81 | | | | | | | |
| Value at end of period | $3.66 | $7.61 | $8.75 | | | | | | | |
| Number of accumulation units outstanding at end of period | 376,742 | 268,859 | 110,537 | | | | | | | |
| **WANGER INTERNATIONAL** | | | | | | | | | | |
| (Funds were first received in this option during May 2007) | | | | | | | | | | |
| Value at beginning of period | $10.55 | $8.76 | $10.37 | $8.38 | $5.65 | $10.50 | $10.12 | | | |
| Value at end of period | $12.78 | $10.55 | $8.76 | $10.37 | $8.38 | $5.65 | $10.50 | | | |
| Number of accumulation units outstanding at end of period | 618,548 | 522,365 | 458,604 | 437,431 | 338,140 | 237,477 | 309,588 | | | |
| **WANGER SELECT** | | | | | | | | | | |
| Value at beginning of period | $15.94 | $13.59 | $16.68 | $13.31 | $8.09 | $16.04 | $14.81 | $12.50 | $11.43 | $10.08 |
| Value at end of period | $21.24 | $15.94 | $13.59 | $16.68 | $13.31 | $8.09 | $16.04 | $14.81 | $12.50 | $11.43 |
| Number of accumulation units outstanding at end of period | 783,984 | 861,491 | 928,404 | 1,033,204 | 932,387 | 736,136 | 865,789 | 429,155 | 181,406 | 68,515 |
| **WANGER USA** | | | | | | | | | | |
| Value at beginning of period | $16.59 | $13.96 | $14.61 | $11.96 | $8.50 | $14.23 | $13.64 | $12.77 | $11.59 | $9.82 |
| Value at end of period | $21.97 | $16.59 | $13.96 | $14.61 | $11.96 | $8.50 | $14.23 | $13.64 | $12.77 | $11.59 |
| Number of accumulation units outstanding at end of period | 787,098 | 870,892 | 866,682 | 682,583 | 612,093 | 495,854 | 393,115 | 322,348 | 183,270 | 54,256 |
| **WASHINGTON MUTUAL INVESTORS FUND℠** | | | | | | | | | | |
| Value at beginning of period | $13.76 | $12.36 | $11.66 | $10.40 | $8.82 | $13.33 | $12.96 | $11.10 | $10.83 | $9.79 |
| Value at end of period | $17.96 | $13.76 | $12.36 | $11.66 | $10.40 | $8.82 | $13.33 | $12.96 | $11.10 | $10.83 |
| Number of accumulation units outstanding at end of period | 942,360 | 922,859 | 935,569 | 961,182 | 1,150,809 | 1,086,017 | 1,229,889 | 1,219,007 | 1,100,846 | 649,315 |
| **WELLS FARGO ADVANTAGE SPECIAL SMALL CAP VALUE FUND** | | | | | | | | | | |
| Value at beginning of period | $25.23 | $22.47 | $23.19 | $19.11 | $14.86 | $22.00 | $24.17 | $20.11 | $18.39 | $15.49 |
| Value at end of period | $34.50 | $25.23 | $22.47 | $23.19 | $19.11 | $14.86 | $22.00 | $24.17 | $20.11 | $18.39 |
| Number of accumulation units outstanding at end of period | 435,437 | 470,296 | 509,276 | 559,217 | 607,006 | 555,936 | 687,600 | 652,957 | 527,542 | 322,471 |

## TABLE 24
FOR CONTRACTS ISSUED UNDER 403(b), 401(a) AND 401(k) PLANS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 1.05%
(Selected data for accumulation units outstanding throughout each period)

| | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ALGER GREEN FUND** | | | | | | | | | | |
| (Funds were first received in this option during July 2009) | | | | | | | | | | |
| Value at beginning of period | $14.99 | $13.19 | $14.06 | $12.97 | $11.22 | | | | | |
| Value at end of period | $19.99 | $14.99 | $13.19 | $14.06 | $12.97 | | | | | |
| Number of accumulation units outstanding at end of period | 538 | 314 | 232 | 276 | 276 | | | | | |
| **AMANA GROWTH FUND** | | | | | | | | | | |
| (Funds were first received in this option during August 2009) | | | | | | | | | | |
| Value at beginning of period | $11.78 | $10.70 | $11.02 | $9.61 | $8.61 | | | | | |
| Value at end of period | $14.32 | $11.78 | $10.70 | $11.02 | $9.61 | | | | | |
| Number of accumulation units outstanding at end of period | 3,423 | 3,078 | 1,670 | 1,777 | 217 | | | | | |
| **AMANA INCOME FUND** | | | | | | | | | | |
| (Funds were first received in this option during April 2010) | | | | | | | | | | |
| Value at beginning of period | $12.03 | $11.08 | $10.99 | $10.17 | | | | | | |
| Value at end of period | $15.44 | $12.03 | $11.08 | $10.99 | | | | | | |
| Number of accumulation units outstanding at end of period | 5,013 | 1,448 | 64 | 50 | | | | | | |

# Condensed Financial Information (continued)

| | 2004 | 2005 | 2006 | 2007 | 2008 | 2009 | 2010 | 2011 | 2012 | 2013 |
|---|---|---|---|---|---|---|---|---|---|---|
| **AMERICAN CENTURY® INFLATION-ADJUSTED BOND FUND** | | | | | | | | | | |
| (Funds were first received in this option during May 2009) | | | | | | | | | | |
| Value at beginning of period | | | | | | $10.14 | $10.71 | $11.18 | $12.50 | $13.20 |
| Value at end of period | | | | | | $10.71 | $11.18 | $12.50 | $13.20 | $11.87 |
| Number of accumulation units outstanding at end of period | | | | | | 1,792 | 7,231 | 16,980 | 12,069 | 6,226 |
| **ARIEL FUND** | | | | | | | | | | |
| (Funds were first received in this option during January 2011) | | | | | | | | | | |
| Value at beginning of period | | | | | | | | $12.07 | $10.14 | $12.07 |
| Value at end of period | | | | | | | | $10.14 | $12.07 | $17.28 |
| Number of accumulation units outstanding at end of period | | | | | | | | 1,821 | 1,937 | 2,422 |
| **ARTISAN INTERNATIONAL FUND** | | | | | | | | | | |
| (Funds were first received in this option during August 2008) | | | | | | | | | | |
| Value at beginning of period | | | | | $9.02 | $5.75 | $7.95 | $8.34 | $7.65 | $9.49 |
| Value at end of period | | | | | $5.75 | $7.95 | $8.34 | $7.65 | $9.49 | $11.76 |
| Number of accumulation units outstanding at end of period | | | | | 166 | 779 | 931 | 2,254 | 3,092 | 8,061 |
| **ASTON/FAIRPOINTE MID CAP FUND** | | | | | | | | | | |
| (Funds were first received in this option during January 2011) | | | | | | | | | | |
| Value at beginning of period | | | | | | | | $12.00 | $10.85 | $12.50 |
| Value at end of period | | | | | | | | $10.85 | $12.50 | $17.87 |
| Number of accumulation units outstanding at end of period | | | | | | | | 85 | 85 | 2,521 |
| **BLACKROCK MID CAP VALUE OPPORTUNITIES FUND** | | | | | | | | | | |
| (Funds were first received in this option during October 2009) | | | | | | | | | | |
| Value at beginning of period | | | | | | $12.15 | $12.61 | $15.69 | $15.43 | $17.29 |
| Value at end of period | | | | | | $12.61 | $15.69 | $15.43 | $17.29 | $22.80 |
| Number of accumulation units outstanding at end of period | | | | | | 7 | 87 | 2,630 | 2,453 | 2,420 |
| **CALVERT VP SRI BALANCED PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $15.02 | $16.09 | $16.82 | $18.11 | $18.41 | $12.51 | $15.51 | $17.21 | $17.80 | $19.47 |
| Value at end of period | $16.09 | $16.82 | $18.11 | $18.41 | $12.51 | $15.51 | $17.21 | $17.80 | $19.47 | $22.74 |
| Number of accumulation units outstanding at end of period | 39,361 | 41,601 | 41,874 | 28,402 | 12,996 | 9,009 | 8,228 | 3,895 | 2,465 | 2,784 |
| **COHEN & STEERS REALTY SHARES, INC.** | | | | | | | | | | |
| (Funds were first received in this option during January 2012) | | | | | | | | | | |
| Value at beginning of period | | | | | | | | | $9.37 | $10.84 |
| Value at end of period | | | | | | | | | $10.84 | $11.06 |
| Number of accumulation units outstanding at end of period | | | | | | | | | 1,602 | 3,489 |
| **COLUMBIA DIVERSIFIED EQUITY INCOME FUND** | | | | | | | | | | |
| (Funds were first received in this option during September 2008) | | | | | | | | | | |
| Value at beginning of period | | | | | $8.87 | $6.18 | $7.79 | $8.96 | $8.42 | $9.57 |
| Value at end of period | | | | | $6.18 | $7.79 | $8.96 | $8.42 | $9.57 | $12.40 |
| Number of accumulation units outstanding at end of period | | | | | 233 | 955 | 1,244 | 755 | 674 | 777 |
| **COLUMBIA MID CAP VALUE FUND (CLASS A)** | | | | | | | | | | |
| (Funds were first received in this option during October 2009) | | | | | | | | | | |
| Value at beginning of period | | | | | | $7.88 | $7.97 | $9.69 | $9.18 | $10.58 |
| Value at end of period | | | | | | $7.97 | $9.69 | $9.18 | $10.58 | $14.15 |
| Number of accumulation units outstanding at end of period | | | | | | 23 | 141 | 247 | 277 | 363 |
| **EUROPACIFIC GROWTH FUND®** | | | | | | | | | | |
| Value at beginning of period | $9.97 | $11.47 | $13.73 | $16.56 | $19.48 | $11.46 | $15.77 | $17.07 | $14.60 | $17.22 |
| Value at end of period | $11.47 | $13.73 | $16.56 | $19.48 | $11.46 | $15.77 | $17.07 | $14.60 | $17.22 | $20.48 |
| Number of accumulation units outstanding at end of period | 11,698 | 37,430 | 93,961 | 146,947 | 66,850 | 56,875 | 44,836 | 31,577 | 29,185 | 28,071 |
| **FIDELITY® VIP CONTRAFUND® PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $19.97 | $22.82 | $26.41 | $29.20 | $33.97 | $19.33 | $25.95 | $30.10 | $29.04 | $43.45 |
| Value at end of period | $22.82 | $26.41 | $29.20 | $33.97 | $19.33 | $25.95 | $30.10 | $29.04 | $33.45 | $43.46 |
| Number of accumulation units outstanding at end of period | 338,622 | 381,525 | 396,001 | 341,656 | 219,261 | 166,720 | 158,889 | 129,622 | 117,965 | 116,485 |

**Condensed Financial Information (continued)**

| | 2004 | 2005 | 2006 | 2007 | 2008 | 2009 | 2010 | 2011 | 2012 | 2013 |
|---|---|---|---|---|---|---|---|---|---|---|
| **FIDELITY® VIP EQUITY-INCOME PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $17.04 | $18.80 | $19.70 | $23.43 | $23.54 | $13.36 | $17.21 | $19.61 | $19.60 | $22.75 |
| Value at end of period | $18.80 | $19.70 | $23.43 | $23.54 | $13.36 | $17.21 | $19.61 | $19.60 | $22.75 | $28.85 |
| Number of accumulation units outstanding at end of period | 229,307 | 239,650 | 258,167 | 262,429 | 125,299 | 85,701 | 82,239 | 65,859 | 55,572 | 53,196 |
| **FIDELITY® VIP GROWTH PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $15.50 | $15.86 | $16.60 | $17.56 | $22.06 | $11.53 | $14.64 | $17.99 | $17.84 | $20.24 |
| Value at end of period | $15.86 | $16.60 | $17.56 | $22.06 | $11.53 | $14.64 | $17.99 | $17.84 | $20.24 | $27.31 |
| Number of accumulation units outstanding at end of period | 395,236 | 358,147 | 367,212 | 302,333 | 104,016 | 60,361 | 57,947 | 59,919 | 47,220 | 52,303 |
| **FIDELITY® VIP OVERSEAS PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $12.95 | $14.56 | $17.15 | $20.04 | $23.26 | $12.94 | $16.20 | $18.13 | $14.86 | $17.76 |
| Value at end of period | $14.56 | $17.15 | $20.04 | $23.26 | $12.94 | $16.20 | $18.13 | $14.86 | $17.76 | $22.92 |
| Number of accumulation units outstanding at end of period | 29,916 | 25,154 | 32,815 | 20,550 | 13,669 | 10,238 | 10,158 | 10,679 | 10,569 | 7,973 |
| **FRANKLIN SMALL CAP VALUE SECURITIES FUND** | | | | | | | | | | |
| Value at beginning of period | $12.09 | $14.81 | $15.94 | $18.45 | $17.83 | $11.81 | $15.10 | $19.16 | $18.25 | $21.38 |
| Value at end of period | $14.81 | $15.94 | $18.45 | $17.83 | $11.81 | $15.10 | $19.16 | $18.25 | $21.38 | $28.82 |
| Number of accumulation units outstanding at end of period | 34,478 | 42,784 | 51,034 | 48,377 | 27,827 | 31,209 | 29,350 | 23,094 | 20,223 | 18,417 |
| **FUNDAMENTAL INVESTORS℠** | | | | | | | | | | |
| (Funds were first received in this option during June 2008) | | | | | | | | | | |
| Value at beginning of period | | | | | $9.89 | $6.11 | $8.06 | $9.09 | $8.82 | $10.22 |
| Value at end of period | | | | | $6.11 | $8.06 | $9.09 | $8.82 | $10.22 | $13.30 |
| Number of accumulation units outstanding at end of period | | | | | 2,982 | 6,917 | 9,318 | 8,822 | 9,648 | 10,781 |
| **ING AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $10.85 | $13.03 | $13.91 | $15.89 | $15.26 | $11.09 | $14.89 | $17.98 | $17.23 | $19.84 |
| Value at end of period | $13.03 | $13.91 | $15.89 | $15.26 | $11.09 | $14.89 | $17.98 | $17.23 | $19.84 | $25.79 |
| Number of accumulation units outstanding at end of period | 7,978 | 5,591 | 4,995 | 5,293 | 4,519 | 4,583 | 1,482 | 2,010 | 2,521 | 3,522 |
| **ING BALANCED PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $16.73 | $18.11 | $18.68 | $20.34 | $21.24 | $15.11 | $17.83 | $20.14 | $19.66 | $22.11 |
| Value at end of period | $18.11 | $18.68 | $20.34 | $21.24 | $15.11 | $17.83 | $20.14 | $19.66 | $22.11 | $25.54 |
| Number of accumulation units outstanding at end of period | 219,420 | 202,065 | 198,120 | 154,720 | 77,643 | 55,247 | 49,614 | 47,137 | 35,533 | 29,730 |
| **ING BARON GROWTH PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $11.49 | $14.54 | $15.45 | $17.62 | $18.50 | $10.76 | $14.39 | $18.01 | $18.22 | $21.58 |
| Value at end of period | $14.54 | $15.45 | $17.62 | $18.50 | $10.76 | $14.39 | $18.01 | $18.22 | $21.58 | $29.65 |
| Number of accumulation units outstanding at end of period | 12,764 | 35,621 | 42,830 | 41,192 | 15,894 | 19,260 | 19,247 | 18,321 | 16,779 | 17,289 |
| **ING BLACKROCK HEALTH SCIENCES OPPORTUNITIES PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during June 2005) | | | | | | | | | | |
| Value at beginning of period | | $10.22 | $11.22 | $12.65 | $13.58 | $9.59 | $11.39 | $12.06 | $12.50 | $14.69 |
| Value at end of period | | $11.22 | $12.65 | $13.58 | $9.59 | $11.39 | $12.06 | $12.50 | $14.69 | $20.98 |
| Number of accumulation units outstanding at end of period | | 2,146 | 3,511 | 2,283 | 4,621 | 5,786 | 5,975 | 3,868 | 3,617 | 15,682 |
| **ING BLACKROCK LARGE CAP GROWTH PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2007) | | | | | | | | | | |
| Value at beginning of period | | | | $10.68 | $10.44 | $6.31 | $8.15 | $9.16 | $8.95 | $10.16 |
| Value at end of period | | | | $10.44 | $6.31 | $8.15 | $9.16 | $8.95 | $10.16 | $13.41 |
| Number of accumulation units outstanding at end of period | | | | 145,002 | 114,357 | 83,443 | 82,634 | 81,775 | 74,964 | 74,432 |
| **ING CLARION GLOBAL REAL ESTATE PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during September 2008) | | | | | | | | | | |
| Value at beginning of period | | | | | $9.74 | $6.70 | $8.87 | $10.21 | $9.59 | $11.96 |
| Value at end of period | | | | | $6.70 | $8.87 | $10.21 | $9.59 | $11.96 | $12.30 |
| Number of accumulation units outstanding at end of period | | | | | 25,587 | 12,092 | 11,839 | 7,059 | 8,858 | 8,609 |
| **ING CLARION REAL ESTATE PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during June 2006) | | | | | | | | | | |
| Value at beginning of period | | | $10.05 | $12.31 | $10.02 | $6.10 | $8.20 | $10.39 | $11.25 | $12.87 |
| Value at end of period | | | $12.31 | $10.02 | $6.10 | $8.20 | $10.39 | $11.25 | $12.87 | $12.99 |
| Number of accumulation units outstanding at end of period | | | 7,462 | 14,211 | 14,404 | 6,343 | 7,782 | 9,557 | 7,846 | 7,792 |

# Condensed Financial Information (continued)

| | 2004 | 2005 | 2006 | 2007 | 2008 | 2009 | 2010 | 2011 | 2012 | 2013 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING COLUMBIA CONTRARIAN CORE PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $16.60 | $17.81 | $18.31 | $20.63 | $21.27 | $12.79 | $16.66 | $18.47 | $17.42 | $19.36 |
| Value at end of period | $17.81 | $18.31 | $20.63 | $21.27 | $12.79 | $16.66 | $18.47 | $17.42 | $19.36 | $25.81 |
| Number of accumulation units outstanding at end of period | 5,109 | 3,035 | 6,471 | 6,105 | 4,827 | 3,999 | 4,863 | 3,801 | 3,928 | 4,672 |
| **ING COLUMBIA SMALL CAP VALUE II PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during July 2006) | | | | | | | | | | |
| Value at beginning of period | | | $9.32 | $10.08 | $10.27 | $6.70 | $8.27 | $10.25 | $9.87 | $11.15 |
| Value at end of period | | | $10.08 | $10.27 | $6.70 | $8.27 | $10.25 | $9.87 | $11.15 | $15.45 |
| Number of accumulation units outstanding at end of period | | | 17 | 498 | 1,187 | 723 | 1,244 | 1,435 | 1,455 | 1,796 |
| **ING FMR℠ DIVERSIFIED MID CAP PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during June 2005) | | | | | | | | | | |
| Value at beginning of period | | $10.36 | $11.84 | $13.11 | $14.85 | $8.94 | $12.32 | $15.65 | $13.79 | $15.64 |
| Value at end of period | | $11.84 | $13.11 | $14.85 | $8.94 | $12.32 | $15.65 | $13.79 | $15.64 | $21.05 |
| Number of accumulation units outstanding at end of period | | 1,599 | 9,777 | 6,958 | 5,658 | 4,781 | 5,011 | 4,480 | 4,738 | 5,123 |
| **ING GLOBAL BOND PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2005) | | | | | | | | | | |
| Value at beginning of period | | $10.00 | $10.13 | $10.76 | $11.70 | $9.68 | $11.65 | $13.49 | $13.84 | $14.63 |
| Value at end of period | | $10.13 | $10.76 | $11.70 | $9.68 | $11.65 | $13.49 | $13.84 | $14.63 | $14.04 |
| Number of accumulation units outstanding at end of period | | 153,988 | 132,596 | 131,023 | 98,319 | 84,120 | 71,831 | 68,854 | 59,384 | 52,514 |
| **ING GLOBAL RESOURCES PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during January 2007) | | | | | | | | | | |
| Value at beginning of period | | | | $9.68 | $13.49 | $7.88 | $10.72 | $12.90 | $11.60 | $11.15 |
| Value at end of period | | | | $13.49 | $7.88 | $10.72 | $12.90 | $11.60 | $11.15 | $12.53 |
| Number of accumulation units outstanding at end of period | | | | 55,334 | 50,498 | 37,878 | 49,086 | 54,735 | 42,378 | 40,561 |
| **ING GROWTH AND INCOME PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $12.77 | $13.70 | $14.66 | $16.57 | $17.61 | $10.87 | $14.01 | $15.82 | $15.61 | $17.89 |
| Value at end of period | $13.70 | $14.66 | $16.57 | $17.61 | $10.87 | $14.01 | $15.82 | $15.61 | $17.89 | $23.13 |
| Number of accumulation units outstanding at end of period | 637,201 | 563,988 | 519,176 | 385,266 | 209,441 | 169,608 | 192,443 | 192,712 | 154,451 | 158,993 |
| **ING INDEX PLUS LARGECAP PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $17.23 | $18.85 | $19.66 | $22.29 | $23.17 | $14.39 | $17.55 | $19.79 | $19.57 | $22.16 |
| Value at end of period | $18.85 | $19.66 | $22.29 | $23.17 | $14.39 | $17.55 | $19.79 | $19.57 | $22.16 | $29.15 |
| Number of accumulation units outstanding at end of period | 278,889 | 271,230 | 254,587 | 232,046 | 79,403 | 58,601 | 46,241 | 38,262 | 27,958 | 29,459 |
| **ING INDEX PLUS MIDCAP PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $16.51 | $19.05 | $20.95 | $22.69 | $23.68 | $14.63 | $19.07 | $23.01 | $22.51 | $26.21 |
| Value at end of period | $19.05 | $20.95 | $22.69 | $23.68 | $14.63 | $19.07 | $23.01 | $22.51 | $26.21 | $34.90 |
| Number of accumulation units outstanding at end of period | 197,866 | 224,909 | 229,461 | 194,039 | 62,920 | 49,215 | 48,390 | 39,895 | 33,215 | 32,774 |
| **ING INDEX PLUS SMALLCAP PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $12.33 | $14.90 | $15.86 | $17.87 | $16.58 | $10.90 | $13.46 | $16.37 | $16.08 | $17.88 |
| Value at end of period | $14.90 | $15.86 | $17.87 | $16.58 | $10.90 | $13.46 | $16.37 | $16.08 | $17.88 | $25.25 |
| Number of accumulation units outstanding at end of period | 63,034 | 73,087 | 79,276 | 68,751 | 29,022 | 19,004 | 19,040 | 11,802 | 9,395 | 9,947 |
| **ING INTERMEDIATE BOND PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $15.57 | $16.16 | $16.49 | $16.98 | $17.82 | $16.13 | $17.81 | $19.36 | $20.60 | $22.30 |
| Value at end of period | $16.16 | $16.49 | $16.98 | $17.82 | $16.13 | $17.81 | $19.36 | $20.60 | $22.30 | $22.04 |
| Number of accumulation units outstanding at end of period | 259,920 | 281,338 | 300,213 | 322,339 | 73,671 | 51,392 | 45,748 | 41,709 | 38,400 | 38,389 |
| **ING INTERNATIONAL INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during September 2008) | | | | | | | | | | |
| Value at beginning of period | | | | | $7.64 | $5.92 | $7.50 | $8.00 | $6.95 | $8.17 |
| Value at end of period | | | | | $5.92 | $7.50 | $8.00 | $6.95 | $8.17 | $9.82 |
| Number of accumulation units outstanding at end of period | | | | | 807 | 7,245 | 7,413 | 2,253 | 1,759 | 1,206 |
| **ING INTERNATIONAL VALUE PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $10.28 | $11.95 | $12.94 | $16.57 | $18.60 | $10.54 | $13.26 | $13.45 | $11.32 | $13.35 |
| Value at end of period | $11.95 | $12.94 | $16.57 | $18.60 | $10.54 | $13.26 | $13.45 | $11.32 | $13.35 | $16.02 |
| Number of accumulation units outstanding at end of period | 25,396 | 29,828 | 33,438 | 32,958 | 5,842 | 15,162 | 9,064 | 8,522 | 7,352 | 6,539 |

CFI 218

**Condensed Financial Information (continued)**

| | 2004 | 2005 | 2006 | 2007 | 2008 | 2009 | 2010 | 2011 | 2012 | 2013 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING INVESCO COMSTOCK PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $10.67 | $12.33 | $12.63 | $14.48 | $14.00 | $8.80 | $11.19 | $12.75 | $12.35 | $14.50 |
| Value at end of period | $12.33 | $12.63 | $14.48 | $14.00 | $8.80 | $11.19 | $12.75 | $12.35 | $14.50 | $19.37 |
| Number of accumulation units outstanding at end of period | 42,392 | 60,219 | 63,369 | 52,780 | 22,049 | 17,850 | 15,854 | 13,742 | 13,571 | 15,426 |
| **ING INVESCO EQUITY AND INCOME PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2005) | | | | | | | | | | |
| Value at beginning of period | | $10.16 | $11.09 | $11.94 | $12.68 | $9.27 | $11.67 | $12.97 | $12.70 | $13.67 |
| Value at end of period | | $11.09 | $11.94 | $12.68 | $9.27 | $11.67 | $12.97 | $12.70 | $13.67 | $17.52 |
| Number of accumulation units outstanding at end of period | | 471,249 | 587,280 | 476,550 | 357,527 | 253,893 | 232,319 | 224,470 | 203,010 | 185,293 |
| **ING INVESCO GROWTH AND INCOME PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during June 2005) | | | | | | | | | | |
| Value at beginning of period | | $10.36 | $11.06 | $12.69 | $12.88 | $8.64 | $10.60 | $11.80 | $11.42 | $12.95 |
| Value at end of period | | $11.06 | $12.69 | $12.88 | $8.64 | $10.60 | $11.80 | $11.42 | $12.95 | $17.16 |
| Number of accumulation units outstanding at end of period | | 1,332 | 2,247 | 5,725 | 8,015 | 5,996 | 6,786 | 7,647 | 8,245 | 10,116 |
| **ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during June 2005) | | | | | | | | | | |
| Value at beginning of period | | $10.64 | $13.42 | $18.04 | $24.72 | $11.92 | $20.23 | $24.09 | $19.48 | $22.96 |
| Value at end of period | | $13.42 | $18.04 | $24.72 | $11.92 | $20.23 | $24.09 | $19.48 | $22.96 | $21.42 |
| Number of accumulation units outstanding at end of period | | 5,900 | 10,505 | 13,702 | 9,666 | 9,500 | 8,374 | 7,372 | 6,613 | 5,602 |
| **ING JPMORGAN MID CAP VALUE PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $11.81 | $14.10 | $15.14 | $17.45 | $17.67 | $11.71 | $14.56 | $17.72 | $17.85 | $21.20 |
| Value at end of period | $14.10 | $15.14 | $17.45 | $17.67 | $11.71 | $14.56 | $17.72 | $17.85 | $21.20 | $27.60 |
| Number of accumulation units outstanding at end of period | 15,658 | 21,150 | 27,636 | 18,425 | 6,470 | 3,986 | 3,890 | 3,655 | 3,480 | 5,412 |
| **ING JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during September 2005) | | | | | | | | | | |
| Value at beginning of period | | $11.21 | $11.31 | $13.05 | $12.70 | $8.80 | $11.09 | $13.91 | $13.58 | $15.95 |
| Value at end of period | | $11.31 | $13.05 | $12.70 | $8.80 | $11.09 | $13.91 | $13.58 | $15.95 | $21.93 |
| Number of accumulation units outstanding at end of period | | 198 | 1,318 | 1,534 | 1,142 | 1,235 | 1,527 | 1,890 | 2,395 | 4,650 |
| **ING LARGE CAP GROWTH PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during January 2011) | | | | | | | | | | |
| Value at beginning of period | | | | | | | | $10.31 | $10.32 | $12.06 |
| Value at end of period | | | | | | | | $10.32 | $12.06 | $15.63 |
| Number of accumulation units outstanding at end of period | | | | | | | | 83,791 | 75,310 | 64,697 |
| **ING LARGE CAP VALUE PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during July 2007) | | | | | | | | | | |
| Value at beginning of period | | | | $9.37 | $9.14 | $6.32 | $7.05 | $8.33 | $8.53 | $9.68 |
| Value at end of period | | | | $9.14 | $6.32 | $7.05 | $8.33 | $8.53 | $9.68 | $12.54 |
| Number of accumulation units outstanding at end of period | | | | 163,905 | 84,222 | 52,339 | 41,425 | 97,384 | 86,005 | 111,959 |
| **ING MARSICO GROWTH PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2008) | | | | | | | | | | |
| Value at beginning of period | | | | | $10.23 | $6.57 | $8.41 | $10.00 | $9.75 | $10.90 |
| Value at end of period | | | | | $6.57 | $8.41 | $10.00 | $9.75 | $10.90 | $14.65 |
| Number of accumulation units outstanding at end of period | | | | | 1,310 | 1,779 | 1,470 | 2,284 | 3,539 | 1,867 |
| **ING MFS TOTAL RETURN PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $11.97 | $13.16 | $13.40 | $14.84 | $15.27 | $11.74 | $13.69 | $14.88 | $14.96 | $16.46 |
| Value at end of period | $13.16 | $13.40 | $14.84 | $15.27 | $11.74 | $13.69 | $14.88 | $14.96 | $16.46 | $19.33 |
| Number of accumulation units outstanding at end of period | 19,754 | 21,115 | 21,235 | 21,492 | 17,227 | 15,825 | 10,243 | 10,267 | 8,926 | 9,180 |
| **ING MFS UTILITIES PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during March 2006) | | | | | | | | | | |
| Value at beginning of period | | | $11.85 | $14.79 | $18.64 | $11.49 | $15.10 | $16.99 | $17.88 | $20.05 |
| Value at end of period | | | $14.79 | $18.64 | $11.49 | $15.10 | $16.99 | $17.88 | $20.05 | $23.84 |
| Number of accumulation units outstanding at end of period | | | 7,134 | 12,130 | 8,718 | 9,462 | 10,446 | 11,311 | 12,356 | 12,476 |

**Condensed Financial Information (continued)**

| | 2004 | 2005 | 2006 | 2007 | 2008 | 2009 | 2010 | 2011 | 2012 | 2013 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING MIDCAP OPPORTUNITIES PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $9.38 | $10.35 | $11.31 | $12.06 | $15.00 | $9.26 | $12.96 | $16.72 | $16.46 | $18.60 |
| Value at end of period | $10.35 | $11.31 | $12.06 | $15.00 | $9.26 | $12.96 | $16.72 | $16.46 | $18.60 | $24.29 |
| Number of accumulation units outstanding at end of period | 6,324 | 2,996 | 2,245 | 2,864 | 1,265 | 1,172 | 1,740 | 1,799 | 2,109 | 8,942 |
| **ING MONEY MARKET PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $12.65 | $12.65 | $12.89 | $13.38 | $13.92 | $14.14 | $14.04 | $13.93 | $13.78 | $13.64 |
| Value at end of period | $12.65 | $12.89 | $13.38 | $13.92 | $14.14 | $14.04 | $13.93 | $13.78 | $13.64 | $13.50 |
| Number of accumulation units outstanding at end of period | 265,396 | 258,944 | 275,899 | 264,297 | 208,197 | 169,067 | 115,872 | 93,125 | 76,228 | 83,516 |
| **ING MULTI-MANAGER LARGE CAP CORE PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during June 2006) | | | | | | | | | | |
| Value at beginning of period | | | $9.38 | $10.81 | $11.27 | $7.30 | $8.99 | $10.33 | $9.78 | $10.70 |
| Value at end of period | | | $10.81 | $11.27 | $7.30 | $8.99 | $10.33 | $9.78 | $10.70 | $13.83 |
| Number of accumulation units outstanding at end of period | | | 2,555 | 18,320 | 8,998 | 8,751 | 5,924 | 2,851 | 2,994 | 3,182 |
| **ING OPPENHEIMER GLOBAL PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2005) | | | | | | | | | | |
| Value at beginning of period | | $10.12 | $12.15 | $14.20 | $14.97 | $8.84 | $11.72 | $14.03 | $12.75 | $14.74 |
| Value at end of period | | $12.15 | $14.20 | $14.97 | $8.84 | $11.72 | $14.03 | $12.75 | $14.74 | $19.32 |
| Number of accumulation units outstanding at end of period | | 737,045 | 908,574 | 739,834 | 361,586 | 264,766 | 234,758 | 221,997 | 206,152 | 205,609 |
| **ING PIMCO HIGH YIELD PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during May 2005) | | | | | | | | | | |
| Value at beginning of period | | $10.16 | $10.50 | $11.32 | $11.52 | $8.83 | $13.05 | $14.76 | $15.25 | $17.21 |
| Value at end of period | | $10.50 | $11.32 | $11.52 | $8.83 | $13.05 | $14.76 | $15.25 | $17.21 | $17.99 |
| Number of accumulation units outstanding at end of period | | 623 | 9,103 | 5,568 | 5,397 | 6,523 | 5,596 | 6,119 | 9,331 | 6,276 |
| **ING PIMCO TOTAL RETURN PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $11.05 | $11.41 | $11.52 | $11.86 | $12.84 | $12.68 | $14.13 | $15.04 | $15.37 | $16.41 |
| Value at end of period | $11.41 | $11.52 | $11.86 | $12.84 | $12.68 | $14.13 | $15.04 | $15.37 | $16.41 | $15.93 |
| Number of accumulation units outstanding at end of period | 76,587 | 107,135 | 127,859 | 120,414 | 50,215 | 59,175 | 45,774 | 38,490 | 44,620 | 38,324 |
| **ING PIONEER HIGH YIELD PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during September 2006) | | | | | | | | | | |
| Value at beginning of period | | | $10.17 | $10.59 | $11.12 | $7.77 | $12.85 | $15.13 | $14.87 | $17.09 |
| Value at end of period | | | $10.59 | $11.12 | $7.77 | $12.85 | $15.13 | $14.87 | $17.09 | $19.00 |
| Number of accumulation units outstanding at end of period | | | 2,756 | 3,457 | 3,631 | 2,847 | 1,148 | 2,766 | 2,022 | 3,415 |
| **ING RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during July 2009) | | | | | | | | | | |
| Value at beginning of period | | | | | | $10.70 | $12.55 | $14.01 | $14.45 | $16.37 |
| Value at end of period | | | | | | $12.55 | $14.01 | $14.45 | $16.37 | $21.38 |
| Number of accumulation units outstanding at end of period | | | | | | 329 | 407 | 25 | 83 | 167 |
| **ING RUSSELL™ LARGE CAP INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during May 2009) | | | | | | | | | | |
| Value at beginning of period | | | | | | $6.65 | $8.12 | $9.02 | $9.15 | $10.47 |
| Value at end of period | | | | | | $8.12 | $9.02 | $9.15 | $10.47 | $13.68 |
| Number of accumulation units outstanding at end of period | | | | | | 946 | 866 | 795 | 1,179 | 1,719 |
| **ING RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during July 2009) | | | | | | | | | | |
| Value at beginning of period | | | | | | $10.06 | $11.84 | $13.02 | $12.96 | $14.87 |
| Value at end of period | | | | | | $11.84 | $13.02 | $12.96 | $14.87 | $19.34 |
| Number of accumulation units outstanding at end of period | | | | | | 1,494 | 1,881 | 884 | 933 | 994 |
| **ING RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during August 2009) | | | | | | | | | | |
| Value at beginning of period | | | | | | $11.41 | $12.84 | $15.98 | $15.47 | $17.68 |
| Value at end of period | | | | | | $12.84 | $15.98 | $15.47 | $17.68 | $23.60 |
| Number of accumulation units outstanding at end of period | | | | | | 211 | 277 | 571 | 644 | 403 |

**Condensed Financial Information (continued)**

| | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING RUSSELL™ MID CAP INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during October 2008) | | | | | | | | | | |
| Value at beginning of period | $11.44 | $9.88 | $10.18 | $8.21 | $5.92 | $6.64 | | | | |
| Value at end of period | $15.20 | $11.44 | $9.88 | $10.18 | $8.21 | $5.92 | | | | |
| Number of accumulation units outstanding at end of period | 610 | 362 | 116 | 36 | 22 | 423 | | | | |
| **ING RUSSELL™ SMALL CAP INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during March 2009) | | | | | | | | | | |
| Value at beginning of period | $11.90 | $10.37 | $10.90 | $8.72 | $5.04 | | | | | |
| Value at end of period | $16.34 | $11.90 | $10.37 | $10.90 | $8.72 | | | | | |
| Number of accumulation units outstanding at end of period | 952 | 1,713 | 597 | 367 | 114 | | | | | |
| **ING SMALLCAP OPPORTUNITIES PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $12.26 | $10.75 | $10.78 | $8.23 | $6.35 | $9.79 | $8.99 | $8.07 | $7.47 | $6.85 |
| Value at end of period | $16.87 | $12.26 | $10.75 | $10.78 | $8.23 | $6.35 | $9.79 | $8.99 | $8.07 | $7.47 |
| Number of accumulation units outstanding at end of period | 3,314 | 2,511 | 3,081 | 2,661 | 2,897 | 6,248 | 5,796 | 8,082 | 6,678 | 6,479 |
| **ING SMALL COMPANY PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $34.50 | $30.44 | $31.55 | $25.63 | $20.31 | $29.76 | $28.40 | $24.57 | $22.52 | $19.89 |
| Value at end of period | $47.03 | $34.50 | $30.44 | $31.55 | $25.63 | $20.31 | $29.76 | $28.40 | $24.57 | $22.52 |
| Number of accumulation units outstanding at end of period | 21,407 | 20,342 | 23,309 | 24,031 | 27,363 | 30,424 | 84,076 | 102,125 | 98,166 | 95,884 |
| **ING SOLUTION 2015 PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during March 2006) | | | | | | | | | | |
| Value at beginning of period | $12.68 | $11.50 | $11.70 | $10.63 | $8.78 | $12.13 | $11.72 | $10.85 | | |
| Value at end of period | $13.69 | $12.68 | $11.50 | $11.70 | $10.63 | $8.78 | $12.13 | $11.72 | | |
| Number of accumulation units outstanding at end of period | 1,147 | 1,362 | 3,613 | 72,034 | 74,874 | 78,014 | 68,901 | 12,403 | | |
| **ING SOLUTION 2025 PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during June 2005) | | | | | | | | | | |
| Value at beginning of period | $12.44 | $11.08 | $11.56 | $10.26 | $8.25 | $12.60 | $12.17 | $10.92 | $10.41 | |
| Value at end of period | $14.32 | $12.44 | $11.08 | $11.56 | $10.26 | $8.25 | $12.60 | $12.17 | $10.92 | |
| Number of accumulation units outstanding at end of period | 19,525 | 17,753 | 17,026 | 50,508 | 39,984 | 49,902 | 63,914 | 17,886 | 524 | |
| **ING SOLUTION 2035 PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during September 2005) | | | | | | | | | | |
| Value at beginning of period | $12.58 | $11.05 | $11.70 | $10.32 | $8.13 | $13.04 | $12.52 | $11.08 | $10.71 | |
| Value at end of period | $14.98 | $12.58 | $11.05 | $11.70 | $10.32 | $8.13 | $13.04 | $12.52 | $11.08 | |
| Number of accumulation units outstanding at end of period | 9,665 | 6,963 | 2,930 | 35,849 | 34,201 | 26,445 | 49,044 | 23,121 | 1,070 | |
| **ING SOLUTION 2045 PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during June 2005) | | | | | | | | | | |
| Value at beginning of period | $12.57 | $11.00 | $11.72 | $10.29 | $8.01 | $13.46 | $12.85 | $11.29 | $10.55 | |
| Value at end of period | $15.36 | $12.57 | $11.00 | $11.72 | $10.29 | $8.01 | $13.46 | $12.85 | $11.29 | |
| Number of accumulation units outstanding at end of period | 3,807 | 3,457 | 3,599 | 14,378 | 11,904 | 15,801 | 42,982 | 15,839 | 1,685 | |
| **ING SOLUTION 2055 PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during October 2010) | | | | | | | | | | |
| Value at beginning of period | $12.38 | $10.83 | $11.54 | $10.93 | | | | | | |
| Value at end of period | $15.14 | $12.38 | $10.83 | $11.54 | | | | | | |
| Number of accumulation units outstanding at end of period | 92 | 92 | 92 | 23 | | | | | | |
| **ING SOLUTION BALANCED PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during October 2008) | | | | | | | | | | |
| Value at beginning of period | $10.32 | $9.17 | $9.50 | $8.52 | $6.92 | $7.19 | | | | |
| Value at end of period | $11.81 | $10.32 | $9.17 | $9.50 | $8.52 | $6.92 | | | | |
| Number of accumulation units outstanding at end of period | 9 | 0 | 0 | 0 | 0 | 26 | | | | |
| **ING SOLUTION INCOME PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during May 2005) | | | | | | | | | | |
| Value at beginning of period | $12.77 | $11.76 | $11.84 | $10.92 | $9.41 | $11.41 | $10.96 | $10.32 | $10.12 | |
| Value at end of period | $13.52 | $12.77 | $11.76 | $11.84 | $10.92 | $9.41 | $11.41 | $10.96 | $10.32 | |
| Number of accumulation units outstanding at end of period | 17,538 | 17,414 | 17,275 | 22,392 | 20,186 | 8,686 | 14,214 | 1,817 | 1,501 | |

CFI 221

**Condensed Financial Information (continued)**

| | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING SOLUTION MODERATELY CONSERVATIVE PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during January 2009) | | | | | | | | | | |
| Value at beginning of period | $10.91 | $9.84 | $10.02 | $9.10 | $7.71 | | | | | |
| Value at end of period | $11.82 | $10.91 | $9.84 | $10.02 | $9.10 | | | | | |
| Number of accumulation units outstanding at end of period | 1,991 | 990 | 326 | 288 | 192 | | | | | |
| **ING STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $19.76 | $17.78 | $17.65 | $16.06 | $13.77 | $18.21 | $17.39 | $16.22 | $15.78 | $14.77 |
| Value at end of period | $21.92 | $19.76 | $17.78 | $17.65 | $16.06 | $13.77 | $18.21 | $17.39 | $16.22 | $15.78 |
| Number of accumulation units outstanding at end of period | 21,959 | 21,429 | 20,598 | 17,770 | 19,680 | 18,748 | 37,313 | 40,538 | 55,214 | 52,554 |
| **ING STRATEGIC ALLOCATION GROWTH PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $18.67 | $16.40 | $17.08 | $15.26 | $12.32 | $19.47 | $18.73 | $16.72 | $15.91 | $14.35 |
| Value at end of period | $22.61 | $18.67 | $16.40 | $17.08 | $15.26 | $12.32 | $19.47 | $18.73 | $16.72 | $15.91 |
| Number of accumulation units outstanding at end of period | 41,163 | 37,538 | 38,434 | 61,003 | 61,867 | 75,845 | 172,070 | 163,468 | 149,811 | 137,115 |
| **ING STRATEGIC ALLOCATION MODERATE PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $18.92 | $16.83 | $17.11 | $15.43 | $12.80 | $18.61 | $17.83 | $16.20 | $15.64 | $14.34 |
| Value at end of period | $21.83 | $18.92 | $16.83 | $17.11 | $15.43 | $12.80 | $18.61 | $17.83 | $16.20 | $15.64 |
| Number of accumulation units outstanding at end of period | 31,690 | 29,158 | 30,669 | 35,683 | 41,240 | 62,347 | 341,655 | 352,445 | 375,249 | 381,483 |
| **ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during September 2005) | | | | | | | | | | |
| Value at beginning of period | $15.79 | $13.94 | $13.69 | $12.13 | $9.20 | $12.83 | $12.42 | $10.95 | $10.79 | |
| Value at end of period | $19.10 | $15.79 | $13.94 | $13.69 | $12.13 | $9.20 | $12.83 | $12.42 | $10.95 | |
| Number of accumulation units outstanding at end of period | 33,609 | 30,133 | 31,408 | 64,208 | 58,446 | 93,764 | 246,957 | 122,324 | 8,282 | |
| **ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2005) | | | | | | | | | | |
| Value at beginning of period | $15.78 | $13.73 | $14.41 | $10.97 | $7.82 | $13.46 | $12.39 | $11.47 | $9.93 | |
| Value at end of period | $21.11 | $15.78 | $13.73 | $14.41 | $10.97 | $7.82 | $13.46 | $12.39 | $11.47 | |
| Number of accumulation units outstanding at end of period | 94,116 | 101,145 | 111,951 | 122,606 | 134,669 | 203,872 | 325,463 | 398,751 | 332,844 | |
| **ING T. ROWE PRICE EQUITY INCOME PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $18.52 | $15.97 | $16.28 | $14.31 | $11.57 | $18.19 | $17.83 | $15.13 | $14.72 | $12.94 |
| Value at end of period | $23.78 | $18.52 | $15.97 | $16.28 | $14.31 | $11.57 | $18.19 | $17.83 | $15.13 | $14.72 |
| Number of accumulation units outstanding at end of period | 7,676 | 7,951 | 7,272 | 9,032 | 9,467 | 11,747 | 15,002 | 20,492 | 19,570 | 12,973 |
| **ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $26.43 | $22.46 | $22.94 | $19.84 | $14.02 | $24.52 | $22.55 | $20.11 | $19.14 | $17.58 |
| Value at end of period | $36.42 | $26.43 | $22.46 | $22.94 | $19.84 | $14.02 | $24.52 | $22.55 | $20.11 | $19.14 |
| Number of accumulation units outstanding at end of period | 31,110 | 34,529 | 42,262 | 42,295 | 42,046 | 68,508 | 111,470 | 130,094 | 131,087 | 141,510 |
| **ING T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during December 2005) | | | | | | | | | | |
| Value at beginning of period | $14.23 | $12.11 | $13.96 | $12.40 | $9.11 | $18.23 | $15.28 | $12.45 | $12.27 | |
| Value at end of period | $16.10 | $14.23 | $12.11 | $13.96 | $12.40 | $9.11 | $18.23 | $15.28 | $12.45 | |
| Number of accumulation units outstanding at end of period | 1,154 | 621 | 429 | 950 | 1,070 | 4,566 | 7,821 | 4,783 | 207 | |
| **ING TEMPLETON FOREIGN EQUITY PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2008) | | | | | | | | | | |
| Value at beginning of period | $9.08 | $7.72 | $8.87 | $8.23 | $6.29 | $10.20 | | | | |
| Value at end of period | $10.81 | $9.08 | $7.72 | $8.87 | $8.23 | $6.29 | | | | |
| Number of accumulation units outstanding at end of period | 25,623 | 33,761 | 30,950 | 35,558 | 39,786 | 54,247 | | | | |
| **ING TEMPLETON GLOBAL GROWTH PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during January 2007) | | | | | | | | | | |
| Value at beginning of period | $10.51 | $8.72 | $9.35 | $8.77 | $6.70 | $11.22 | $11.23 | | | |
| Value at end of period | $13.59 | $10.51 | $8.72 | $9.35 | $8.77 | $6.70 | $11.22 | | | |
| Number of accumulation units outstanding at end of period | 0 | 0 | 0 | 202 | 697 | 3,165 | 1,254 | | | |

**Condensed Financial Information (continued)**

| | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING U.S. BOND INDEX PORTFOLIO** (Funds were first received in this option during September 2008) | | | | | | | | | | |
| Value at beginning of period | $12.24 | $11.91 | $11.22 | $10.69 | $10.20 | $9.94 | | | | |
| Value at end of period | $11.80 | $12.24 | $11.91 | $11.22 | $10.69 | $10.20 | | | | |
| Number of accumulation units outstanding at end of period | 1,423 | 9,078 | 10,091 | 6,745 | 1,346 | 537 | | | | |
| **INVESCO MID CAP CORE EQUITY FUND** (Funds were first received in this option during July 2009) | | | | | | | | | | |
| Value at beginning of period | $13.86 | $12.69 | $13.67 | $12.28 | $10.46 | | | | | |
| Value at end of period | $17.71 | $13.86 | $12.69 | $13.67 | $12.28 | | | | | |
| Number of accumulation units outstanding at end of period | 0 | 0 | 0 | 35 | 0 | | | | | |
| **INVESCO V.I. AMERICAN FRANCHISE FUND** (Funds were first received in this option during April 2012) | | | | | | | | | | |
| Value at beginning of period | $35.98 | $37.16 | | | | | | | | |
| Value at end of period | $49.89 | $35.98 | | | | | | | | |
| Number of accumulation units outstanding at end of period | 6,890 | 6,887 | | | | | | | | |
| **INVESCO V.I. CORE EQUITY FUND** | | | | | | | | | | |
| Value at beginning of period | $11.47 | $10.18 | $10.29 | $9.49 | $7.48 | $10.82 | $10.11 | $8.75 | $8.40 | $7.79 |
| Value at end of period | $14.67 | $11.47 | $10.18 | $10.29 | $9.49 | $7.48 | $10.82 | $10.11 | $8.75 | $8.40 |
| Number of accumulation units outstanding at end of period | 36,351 | 46,367 | 52,221 | 59,066 | 64,029 | 86,234 | 115,519 | 127,347 | 91,074 | 106,782 |
| **JANUS ASPEN JANUS PORTFOLIO** (Funds were first received in this option during December 2010) | | | | | | | | | | |
| Value at beginning of period | $20.28 | $17.29 | $18.45 | $18.38 | | | | | | |
| Value at end of period | $26.16 | $20.28 | $17.29 | $18.45 | | | | | | |
| Number of accumulation units outstanding at end of period | 7 | 4 | 2 | 1 | | | | | | |
| **LAZARD U.S. MID CAP EQUITY PORTFOLIO** (Funds were first received in this option during October 2007) | | | | | | | | | | |
| Value at beginning of period | $8.62 | $8.26 | $8.87 | $7.28 | $5.32 | $8.75 | $9.68 | | | |
| Value at end of period | $11.31 | $8.62 | $8.26 | $8.87 | $7.28 | $5.32 | $8.75 | | | |
| Number of accumulation units outstanding at end of period | 643 | 643 | 144 | 274 | 10 | 374 | 170 | | | |
| **LKCM AQUINAS GROWTH FUND** (Funds were first received in this option during November 2007) | | | | | | | | | | |
| Value at beginning of period | $13.07 | $11.95 | $11.89 | $10.31 | $8.01 | $12.10 | $12.09 | | | |
| Value at end of period | $16.39 | $13.07 | $11.95 | $11.89 | $10.31 | $8.01 | $12.10 | | | |
| Number of accumulation units outstanding at end of period | 0 | 0 | 0 | 21,102 | 19,792 | 25,658 | 19,463 | | | |
| **LOOMIS SAYLES SMALL CAP VALUE FUND** (Funds were first received in this option during September 2008) | | | | | | | | | | |
| Value at beginning of period | $12.55 | $10.92 | $11.24 | $9.11 | $7.16 | $10.14 | | | | |
| Value at end of period | $16.83 | $12.55 | $10.92 | $11.24 | $9.11 | $7.16 | | | | |
| Number of accumulation units outstanding at end of period | 1,801 | 1,550 | 364 | 319 | 234 | 180 | | | | |
| **LORD ABBETT SERIES FUND - MID CAP STOCK PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $15.04 | $13.27 | $13.97 | $11.26 | $8.98 | $14.97 | $15.04 | $13.55 | $12.65 | $10.30 |
| Value at end of period | $19.40 | $15.04 | $13.27 | $13.97 | $11.26 | $8.98 | $14.97 | $15.04 | $13.55 | $12.65 |
| Number of accumulation units outstanding at end of period | 18,210 | 17,979 | 20,886 | 20,198 | 22,904 | 40,910 | 68,025 | 90,240 | 83,539 | 58,607 |
| **NEUBERGER BERMAN SOCIALLY RESPONSIVE FUND®** (Funds were first received in this option during July 2006) | | | | | | | | | | |
| Value at beginning of period | $11.31 | $10.32 | $10.75 | $8.87 | $6.87 | $11.37 | $10.71 | $9.46 | | |
| Value at end of period | $15.44 | $11.31 | $10.32 | $10.75 | $8.87 | $6.87 | $11.37 | $10.71 | | |
| Number of accumulation units outstanding at end of period | 4,789 | 4,354 | 3,915 | 3,964 | 3,670 | 1,456 | 575 | 1,407 | | |
| **NEW PERSPECTIVE FUND®** | | | | | | | | | | |
| Value at beginning of period | $17.30 | $14.48 | $15.84 | $14.20 | $10.44 | $16.98 | $14.80 | $12.48 | $11.34 | $10.16 |
| Value at end of period | $21.71 | $17.30 | $14.48 | $15.84 | $14.20 | $10.44 | $16.98 | $14.80 | $12.48 | $11.34 |
| Number of accumulation units outstanding at end of period | 9,586 | 8,695 | 8,169 | 7,033 | 6,287 | 12,246 | 14,536 | 16,952 | 12,778 | 6,475 |

**Condensed Financial Information (continued)**

| | 2004 | 2005 | 2006 | 2007 | 2008 | 2009 | 2010 | 2011 | 2012 | 2013 |
|---|---|---|---|---|---|---|---|---|---|---|
| **OPPENHEIMER DEVELOPING MARKETS FUND** | | | | | | | | | | |
| Value at beginning of period | $21.46 | $29.05 | $40.60 | $50.29 | $66.61 | $34.26 | $61.60 | $77.41 | $62.74 | $75.03 |
| Value at end of period | $29.05 | $40.60 | $50.29 | $66.61 | $34.26 | $61.60 | $77.41 | $62.74 | $75.03 | $80.44 |
| Number of accumulation units outstanding at end of period | 10,521 | 26,875 | 27,689 | 28,076 | 25,177 | 13,796 | 13,304 | 10,146 | 9,030 | 9,495 |
| **OPPENHEIMER MAIN STREET SMALL CAP FUND®/VA** | | | | | | | | | | |
| (Funds were first received in this option during October 2005) | | | | | | | | | | |
| Value at beginning of period | | $10.97 | $11.74 | $13.36 | $13.06 | $8.03 | $10.91 | $13.32 | $12.89 | $15.05 |
| Value at end of period | | $11.74 | $13.36 | $13.06 | $8.03 | $10.91 | $13.32 | $12.89 | $15.05 | $21.00 |
| Number of accumulation units outstanding at end of period | | 107 | 3,802 | 2,541 | 3,696 | 3,874 | 3,842 | 3,654 | 3,538 | 4,450 |
| **PAX WORLD BALANCED FUND** | | | | | | | | | | |
| Value at beginning of period | $9.65 | $10.66 | $11.11 | $12.18 | $13.19 | $9.04 | $10.85 | $12.02 | $11.67 | $12.86 |
| Value at end of period | $10.66 | $11.11 | $12.18 | $13.19 | $9.04 | $10.85 | $12.02 | $11.67 | $12.86 | $14.80 |
| Number of accumulation units outstanding at end of period | 37,977 | 87,926 | 94,632 | 95,473 | 25,495 | 23,714 | 16,401 | 13,970 | 14,662 | 16,093 |
| **PIMCO VIT REAL RETURN PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $10.28 | $10.80 | $10.91 | $10.88 | $11.90 | $10.95 | $12.82 | $13.72 | $15.16 | $16.31 |
| Value at end of period | $10.80 | $10.91 | $10.88 | $11.90 | $10.95 | $12.82 | $13.72 | $15.16 | $16.31 | $14.66 |
| Number of accumulation units outstanding at end of period | 9,234 | 20,396 | 22,705 | 9,460 | 27,192 | 26,578 | 36,159 | 45,457 | 50,145 | 46,915 |
| **PIONEER EMERGING MARKETS VCT PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during June 2007) | | | | | | | | | | |
| Value at beginning of period | | | | $10.67 | $12.75 | $5.27 | $9.11 | $10.45 | $7.92 | $8.78 |
| Value at end of period | | | | $12.75 | $5.27 | $9.11 | $10.45 | $7.92 | $8.78 | $8.51 |
| Number of accumulation units outstanding at end of period | | | | 9,558 | 13,808 | 9,942 | 10,346 | 10,932 | 12,179 | 9,038 |
| **PIONEER HIGH YIELD VCT PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $9.80 | $10.66 | $10.75 | $11.54 | $12.09 | $7.73 | $12.27 | $14.34 | $13.95 | $16.02 |
| Value at end of period | $10.66 | $10.75 | $11.54 | $12.09 | $7.73 | $12.27 | $14.34 | $13.95 | $16.02 | $17.76 |
| Number of accumulation units outstanding at end of period | 7,083 | 10,596 | 14,703 | 29,781 | 23,034 | 13,212 | 9,675 | 7,550 | 7,405 | 6,544 |
| **SMALLCAP WORLD FUND®** | | | | | | | | | | |
| (Funds were first received in this option during October 2008) | | | | | | | | | | |
| Value at beginning of period | | | | | $5.98 | $5.46 | $8.29 | $10.26 | $8.69 | $10.50 |
| Value at end of period | | | | | $5.46 | $8.29 | $10.26 | $8.69 | $10.50 | $13.44 |
| Number of accumulation units outstanding at end of period | | | | | 214 | 1,720 | 2,756 | 1,386 | 809 | 3,026 |
| **TEMPLETON GLOBAL BOND FUND** | | | | | | | | | | |
| Value at beginning of period | $10.28 | $11.63 | $11.15 | $12.52 | $13.73 | $14.44 | $16.98 | $18.94 | $18.30 | $20.97 |
| Value at end of period | $11.63 | $11.15 | $12.52 | $13.73 | $14.44 | $16.98 | $18.94 | $18.30 | $20.97 | $21.21 |
| Number of accumulation units outstanding at end of period | 7,383 | 20,252 | 41,605 | 54,015 | 65,934 | 51,997 | 44,246 | 44,896 | 37,556 | 39,708 |
| **THE BOND FUND OF AMERICA℠** | | | | | | | | | | |
| (Funds were first received in this option during August 2008) | | | | | | | | | | |
| Value at beginning of period | | | | | $9.69 | $8.71 | $9.90 | $10.51 | $11.07 | $11.60 |
| Value at end of period | | | | | $8.71 | $9.90 | $10.51 | $11.07 | $11.60 | $11.25 |
| Number of accumulation units outstanding at end of period | | | | | 375 | 2,769 | 5,280 | 7,792 | 8,076 | 8,851 |
| **THE GROWTH FUND OF AMERICA®** | | | | | | | | | | |
| Value at beginning of period | $10.07 | $10.83 | $12.24 | $13.44 | $14.74 | $8.89 | $11.83 | $13.15 | $12.38 | $14.77 |
| Value at end of period | $10.83 | $12.24 | $13.44 | $14.74 | $8.89 | $11.83 | $13.15 | $12.38 | $14.77 | $19.55 |
| Number of accumulation units outstanding at end of period | 66,318 | 184,670 | 244,820 | 283,624 | 125,546 | 96,562 | 99,181 | 66,294 | 62,393 | 62,921 |
| **USAA PRECIOUS METALS AND MINERALS FUND** | | | | | | | | | | |
| (Funds were first received in this option during July 2011) | | | | | | | | | | |
| Value at beginning of period | | | | | | | | $10.78 | $8.74 | $7.61 |
| Value at end of period | | | | | | | | $8.74 | $7.61 | $3.66 |
| Number of accumulation units outstanding at end of period | | | | | | | | 1,260 | 7,120 | 7,781 |
| **WANGER INTERNATIONAL** | | | | | | | | | | |
| (Funds were first received in this option during July 2007) | | | | | | | | | | |
| Value at beginning of period | | | | $10.82 | $10.49 | $5.65 | $8.37 | $10.35 | $8.74 | $10.52 |
| Value at end of period | | | | $10.49 | $5.65 | $8.37 | $10.35 | $8.74 | $10.52 | $12.74 |
| Number of accumulation units outstanding at end of period | | | | 5,225 | 6,419 | 2,462 | 6,993 | 11,163 | 13,437 | 12,733 |

# Condensed Financial Information (continued)

| | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 |
|---|---|---|---|---|---|---|---|---|---|---|
| **WANGER SELECT** | | | | | | | | | | |
| Value at beginning of period | $15.87 | $13.54 | $16.62 | $13.27 | $8.07 | $16.01 | $14.79 | $12.49 | $11.42 | $10.12 |
| Value at end of period | $21.14 | $15.87 | $13.54 | $16.62 | $13.27 | $8.07 | $16.01 | $14.79 | $12.49 | $11.42 |
| Number of accumulation units outstanding at end of period | 14,571 | 12,537 | 12,363 | 11,998 | 12,367 | 18,916 | 70,844 | 31,002 | 22,351 | 12,680 |
| **WANGER USA** | | | | | | | | | | |
| Value at beginning of period | $16.52 | $13.91 | $14.56 | $11.93 | $8.48 | $14.20 | $13.62 | $12.76 | $11.59 | $9.73 |
| Value at end of period | $21.86 | $16.52 | $13.91 | $14.56 | $11.93 | $8.48 | $14.20 | $13.62 | $12.76 | $11.59 |
| Number of accumulation units outstanding at end of period | 2,188 | 907 | 1,976 | 1,836 | 1,393 | 4,084 | 6,367 | 8,691 | 5,277 | 2,513 |
| **WASHINGTON MUTUAL INVESTORS FUND**^SM | | | | | | | | | | |
| Value at beginning of period | $13.70 | $12.31 | $11.63 | $10.37 | $8.80 | $13.31 | $12.94 | $11.09 | $10.83 | $10.03 |
| Value at end of period | $17.87 | $13.70 | $12.31 | $11.63 | $10.37 | $8.80 | $13.31 | $12.94 | $11.09 | $10.83 |
| Number of accumulation units outstanding at end of period | 25,156 | 22,536 | 24,253 | 28,740 | 26,706 | 41,857 | 63,508 | 76,720 | 68,544 | 27,631 |
| **WELLS FARGO ADVANTAGE SPECIAL SMALL CAP VALUE FUND** | | | | | | | | | | |
| Value at beginning of period | $25.08 | $22.34 | $23.07 | $19.02 | $14.80 | $21.91 | $24.10 | $20.06 | $18.35 | $16.08 |
| Value at end of period | $34.27 | $25.08 | $22.34 | $23.07 | $19.02 | $14.80 | $21.91 | $24.10 | $20.06 | $18.35 |
| Number of accumulation units outstanding at end of period | 12,605 | 13,308 | 13,241 | 15,912 | 19,065 | 34,945 | 37,092 | 45,659 | 31,828 | 12,774 |

## TABLE 25

FOR CONTRACTS ISSUED UNDER 403(b), 401(a) AND 401(k) PLANS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 1.10%

(Selected data for accumulation units outstanding throughout each period)

| | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ALGER GREEN FUND** | | | | | | | | | | |
| (Funds were first received in this option during July 2009) | | | | | | | | | | |
| Value at beginning of period | $14.97 | $13.17 | $14.05 | $12.97 | $11.33 | | | | | |
| Value at end of period | $19.94 | $14.97 | $13.17 | $14.05 | $12.97 | | | | | |
| Number of accumulation units outstanding at end of period | 1,263 | 424 | 669 | 914 | 298 | | | | | |
| **AMANA GROWTH FUND** | | | | | | | | | | |
| (Funds were first received in this option during July 2009) | | | | | | | | | | |
| Value at beginning of period | $11.75 | $10.68 | $11.01 | $9.60 | $8.24 | | | | | |
| Value at end of period | $14.28 | $11.75 | $10.68 | $11.01 | $9.60 | | | | | |
| Number of accumulation units outstanding at end of period | 15,307 | 10,623 | 13,561 | 4,654 | 766 | | | | | |
| **AMANA INCOME FUND** | | | | | | | | | | |
| (Funds were first received in this option during July 2009) | | | | | | | | | | |
| Value at beginning of period | $12.00 | $11.06 | $10.97 | $9.89 | $8.69 | | | | | |
| Value at end of period | $15.39 | $12.00 | $11.06 | $10.97 | $9.89 | | | | | |
| Number of accumulation units outstanding at end of period | 21,095 | 25,259 | 22,337 | 22,453 | 8,007 | | | | | |
| **AMERICAN CENTURY® INCOME & GROWTH FUND** | | | | | | | | | | |
| Value at beginning of period | $35.23 | $31.16 | $30.67 | $27.24 | $23.43 | $36.33 | $36.93 | $31.95 | $30.91 | $27.72 |
| Value at end of period | $47.17 | $35.23 | $31.16 | $30.67 | $29.24 | $23.43 | $36.33 | $36.93 | $31.95 | $30.91 |
| Number of accumulation units outstanding at end of period | 0 | 0 | 0 | 0 | 0 | 0 | 625 | 1,554 | 1,520 | 2,145 |
| **AMERICAN CENTURY® INFLATION-ADJUSTED BOND FUND** | | | | | | | | | | |
| (Funds were first received in this option during July 2009) | | | | | | | | | | |
| Value at beginning of period | $13.17 | $12.48 | $11.17 | $10.71 | $10.22 | | | | | |
| Value at end of period | $11.84 | $13.17 | $12.48 | $11.17 | $10.71 | | | | | |
| Number of accumulation units outstanding at end of period | 42,630 | 37,516 | 13,100 | 9,474 | 6,424 | | | | | |
| **ARIEL FUND** | | | | | | | | | | |
| (Funds were first received in this option during November 2010) | | | | | | | | | | |
| Value at beginning of period | $12.05 | $10.13 | $11.55 | $10.96 | | | | | | |
| Value at end of period | $17.25 | $12.05 | $10.13 | $11.55 | | | | | | |
| Number of accumulation units outstanding at end of period | 14,380 | 4,776 | 2,226 | 1,808 | | | | | | |

**Condensed Financial Information (continued)**

| | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ARTISAN INTERNATIONAL FUND** | | | | | | | | | | |
| (Funds were first received in this option during June 2008) | | | | | | | | | | |
| Value at beginning of period | $9.46 | $7.63 | $8.32 | $7.94 | $5.75 | $10.43 | | | | |
| Value at end of period | $11.72 | $9.46 | $7.63 | $8.32 | $7.94 | $5.75 | | | | |
| Number of accumulation units outstanding at end of period | 2,571 | 3,572 | 1,717 | 653 | 638 | 334 | | | | |
| **ASTON/FAIRPOINTE MID CAP FUND** | | | | | | | | | | |
| (Funds were first received in this option during August 2010) | | | | | | | | | | |
| Value at beginning of period | $12.48 | $10.84 | $11.72 | $9.90 | | | | | | |
| Value at end of period | $17.84 | $12.48 | $10.84 | $11.72 | | | | | | |
| Number of accumulation units outstanding at end of period | 13,104 | 4,991 | 2,133 | 1,921 | | | | | | |
| **BLACKROCK MID CAP VALUE OPPORTUNITIES FUND** | | | | | | | | | | |
| (Funds were first received in this option during August 2009) | | | | | | | | | | |
| Value at beginning of period | $17.25 | $15.41 | $15.67 | $12.61 | $11.09 | | | | | |
| Value at end of period | $22.75 | $17.25 | $15.41 | $15.67 | $12.61 | | | | | |
| Number of accumulation units outstanding at end of period | 7,788 | 3,382 | 3,469 | 2,378 | 11 | | | | | |
| **CALVERT VP SRI BALANCED PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $19.31 | $17.67 | $17.08 | $15.41 | $12.43 | $18.30 | $18.01 | $16.74 | $16.02 | $14.96 |
| Value at end of period | $22.54 | $19.31 | $17.67 | $17.08 | $15.41 | $12.43 | $18.30 | $18.01 | $16.74 | $16.02 |
| Number of accumulation units outstanding at end of period | 32,733 | 34,164 | 34,831 | 39,976 | 39,584 | 34,686 | 43,564 | 35,815 | 26,627 | 41,804 |
| **COHEN & STEERS REALTY SHARES, INC.** | | | | | | | | | | |
| (Funds were first received in this option during July 2011) | | | | | | | | | | |
| Value at beginning of period | $10.83 | $9.47 | $10.06 | | | | | | | |
| Value at end of period | $11.05 | $10.83 | $9.47 | | | | | | | |
| Number of accumulation units outstanding at end of period | 370 | 149 | 11 | | | | | | | |
| **COLUMBIA DIVERSIFIED EQUITY INCOME FUND** | | | | | | | | | | |
| (Funds were first received in this option during July 2008) | | | | | | | | | | |
| Value at beginning of period | $9.55 | $8.40 | $8.95 | $7.78 | $6.18 | $8.96 | | | | |
| Value at end of period | $12.36 | $9.55 | $8.40 | $8.95 | $7.78 | $6.18 | | | | |
| Number of accumulation units outstanding at end of period | 6,916 | 7,419 | 6,051 | 5,105 | 2,263 | 332 | | | | |
| **COLUMBIA MID CAP VALUE FUND (CLASS A)** | | | | | | | | | | |
| (Funds were first received in this option during June 2008) | | | | | | | | | | |
| Value at beginning of period | $10.56 | $9.16 | $9.68 | $7.96 | $6.09 | $9.88 | | | | |
| Value at end of period | $14.11 | $10.56 | $9.16 | $9.68 | $7.96 | $6.09 | | | | |
| Number of accumulation units outstanding at end of period | 1,690 | 2,607 | 1,943 | 3,363 | 3,189 | 1,664 | | | | |
| **EUROPACIFIC GROWTH FUND®** | | | | | | | | | | |
| Value at beginning of period | $17.15 | $14.54 | $17.02 | $15.73 | $11.43 | $19.44 | $16.54 | $13.72 | $11.46 | $10.00 |
| Value at end of period | $20.38 | $17.15 | $14.54 | $17.02 | $15.73 | $11.43 | $19.44 | $16.54 | $13.72 | $11.46 |
| Number of accumulation units outstanding at end of period | 86,715 | 77,431 | 68,024 | 89,024 | 86,617 | 66,318 | 42,812 | 37,909 | 17,827 | 26,520 |
| **FIDELITY® VIP CONTRAFUND® PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $33.17 | $28.81 | $29.88 | $25.78 | $19.20 | $33.78 | $29.04 | $26.28 | $22.73 | $19.90 |
| Value at end of period | $43.08 | $33.17 | $28.81 | $29.88 | $25.78 | $19.20 | $33.78 | $29.04 | $26.28 | $22.73 |
| Number of accumulation units outstanding at end of period | 218,850 | 220,953 | 234,868 | 262,460 | 251,312 | 238,470 | 238,540 | 237,295 | 228,606 | 198,818 |
| **FIDELITY® VIP EQUITY-INCOME PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $22.56 | $19.44 | $19.47 | $17.09 | $13.27 | $23.40 | $23.31 | $19.60 | $18.72 | $16.97 |
| Value at end of period | $28.59 | $22.56 | $19.44 | $19.47 | $17.09 | $13.27 | $23.40 | $23.31 | $19.60 | $18.72 |
| Number of accumulation units outstanding at end of period | 106,939 | 122,349 | 133,268 | 149,411 | 146,696 | 142,173 | 128,485 | 137,310 | 147,293 | 191,321 |
| **FIDELITY® VIP GROWTH PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $20.07 | $17.70 | $17.86 | $14.54 | $11.46 | $21.93 | $17.46 | $16.52 | $15.79 | $15.44 |
| Value at end of period | $27.07 | $20.07 | $17.70 | $17.86 | $14.54 | $11.46 | $21.93 | $17.46 | $16.52 | $15.79 |
| Number of accumulation units outstanding at end of period | 137,645 | 151,708 | 167,341 | 202,496 | 204,620 | 200,469 | 207,267 | 184,024 | 220,215 | 252,037 |
| **FIDELITY® VIP OVERSEAS PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $17.61 | $14.75 | $18.00 | $16.09 | $12.85 | $23.13 | $19.93 | $17.07 | $14.50 | $12.90 |
| Value at end of period | $22.72 | $17.61 | $14.75 | $18.00 | $16.09 | $12.85 | $23.13 | $19.93 | $17.07 | $14.50 |
| Number of accumulation units outstanding at end of period | 21,647 | 23,159 | 25,312 | 26,977 | 26,517 | 23,844 | 28,094 | 26,422 | 29,078 | 27,192 |

CFI 226

**Condensed Financial Information (continued)**

| | 2004 | 2005 | 2006 | 2007 | 2008 | 2009 | 2010 | 2011 | 2012 | 2013 |
|---|---|---|---|---|---|---|---|---|---|---|
| **FRANKLIN SMALL CAP VALUE SECURITIES FUND** | | | | | | | | | | |
| Value at beginning of period | $12.08 | $14.78 | $15.91 | $18.40 | $17.77 | $11.77 | $15.04 | $19.07 | $18.15 | $21.25 |
| Value at end of period | $14.78 | $15.91 | $18.40 | $17.77 | $11.77 | $15.04 | $19.07 | $18.15 | $21.25 | $28.64 |
| Number of accumulation units outstanding at end of period | 24,914 | 29,405 | 14,898 | 19,117 | 18,329 | 27,950 | 30,841 | 33,412 | 31,445 | 36,590 |
| **FUNDAMENTAL INVESTORS**^SM | | | | | | | | | | |
| (Funds were first received in this option during July 2008) | | | | | | | | | | |
| Value at beginning of period | | | | | $9.14 | $6.10 | $8.05 | $9.08 | $8.80 | $10.20 |
| Value at end of period | | | | | $6.10 | $8.05 | $9.08 | $8.80 | $10.20 | $13.26 |
| Number of accumulation units outstanding at end of period | | | | | 1,660 | 18,090 | 21,816 | 32,043 | 36,185 | 33,384 |
| **ING AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $10.84 | $13.01 | $13.88 | $15.85 | $15.22 | $11.05 | $14.84 | $17.90 | $17.15 | $19.73 |
| Value at end of period | $13.01 | $13.88 | $15.85 | $15.22 | $11.05 | $14.84 | $17.90 | $17.15 | $19.73 | $25.64 |
| Number of accumulation units outstanding at end of period | 8,794 | 10,290 | 10,730 | 6,331 | 7,799 | 7,589 | 16,600 | 8,106 | 8,755 | 11,145 |
| **ING BALANCED PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $16.66 | $18.03 | $18.59 | $20.23 | $21.12 | $15.02 | $17.71 | $19.99 | $19.51 | $21.93 |
| Value at end of period | $18.03 | $18.59 | $20.23 | $21.12 | $15.02 | $17.71 | $19.99 | $19.51 | $21.93 | $25.31 |
| Number of accumulation units outstanding at end of period | 266,424 | 236,692 | 210,713 | 177,825 | 184,495 | 188,955 | 176,960 | 109,209 | 87,691 | 69,009 |
| **ING BARON GROWTH PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $11.48 | $14.52 | $15.42 | $17.58 | $18.45 | $10.72 | $14.33 | $17.94 | $18.13 | $21.46 |
| Value at end of period | $14.52 | $15.42 | $17.58 | $18.45 | $10.72 | $14.33 | $17.94 | $18.13 | $21.46 | $29.47 |
| Number of accumulation units outstanding at end of period | 15,392 | 8,984 | 14,490 | 14,424 | 26,314 | 30,478 | 32,635 | 32,429 | 27,526 | 32,502 |
| **ING BLACKROCK HEALTH SCIENCES OPPORTUNITIES PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during August 2005) | | | | | | | | | | |
| Value at beginning of period | | $10.92 | $11.22 | $12.64 | $13.57 | $9.57 | $11.36 | $12.03 | $12.46 | $14.63 |
| Value at end of period | | $11.22 | $12.64 | $13.57 | $9.57 | $11.36 | $12.03 | $12.46 | $14.63 | $20.89 |
| Number of accumulation units outstanding at end of period | | 21 | 2,067 | 3,822 | 6,501 | 10,283 | 8,663 | 9,173 | 10,720 | 16,189 |
| **ING BLACKROCK LARGE CAP GROWTH PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2007) | | | | | | | | | | |
| Value at beginning of period | | | | $10.68 | $10.43 | $6.30 | $8.14 | $9.14 | $8.92 | $10.13 |
| Value at end of period | | | | $10.43 | $6.30 | $8.14 | $9.14 | $8.92 | $10.13 | $13.37 |
| Number of accumulation units outstanding at end of period | | | | 125,026 | 119,374 | 121,001 | 133,173 | 107,498 | 102,857 | 89,885 |
| **ING CLARION GLOBAL REAL ESTATE PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during September 2008) | | | | | | | | | | |
| Value at beginning of period | | | | | $9.74 | $6.70 | $8.87 | $10.20 | $9.57 | $11.94 |
| Value at end of period | | | | | $6.70 | $8.87 | $10.20 | $9.57 | $11.94 | $12.27 |
| Number of accumulation units outstanding at end of period | | | | | 22,328 | 21,833 | 25,993 | 24,578 | 26,267 | 27,485 |
| **ING CLARION REAL ESTATE PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during June 2006) | | | | | | | | | | |
| Value at beginning of period | | | $10.10 | $12.31 | $10.02 | $6.09 | $8.19 | $10.36 | $11.22 | $12.82 |
| Value at end of period | | | $12.31 | $10.02 | $6.09 | $8.19 | $10.36 | $11.22 | $12.82 | $12.94 |
| Number of accumulation units outstanding at end of period | | | 15,094 | 10,628 | 14,366 | 18,035 | 22,323 | 16,742 | 19,865 | 21,605 |
| **ING COLUMBIA CONTRARIAN CORE PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $16.58 | $17.79 | $18.28 | $20.58 | $21.20 | $12.74 | $16.59 | $18.39 | $17.33 | $19.25 |
| Value at end of period | $17.79 | $18.28 | $20.58 | $21.20 | $12.74 | $16.59 | $18.39 | $17.33 | $19.25 | $25.65 |
| Number of accumulation units outstanding at end of period | 4,387 | 3,280 | 2,661 | 3,678 | 4,430 | 7,227 | 8,957 | 6,766 | 7,887 | 7,880 |
| **ING COLUMBIA SMALL CAP VALUE II PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during October 2006) | | | | | | | | | | |
| Value at beginning of period | | | $9.83 | $10.07 | $10.26 | $6.69 | $8.25 | $10.23 | $9.84 | $11.12 |
| Value at end of period | | | $10.07 | $10.26 | $6.69 | $8.25 | $10.23 | $9.84 | $11.12 | $15.39 |
| Number of accumulation units outstanding at end of period | | | 210 | 740 | 3,093 | 323 | 3,794 | 4,946 | 3,498 | 315 |

| | 2004 | 2005 | 2006 | 2007 | 2008 | 2009 | 2010 | 2011 | 2012 | 2013 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING FMR℠ DIVERSIFIED MID CAP PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during May 2005) | | | | | | | | | | |
| Value at beginning of period | | $10.01 | $11.84 | $13.10 | $14.83 | $8.93 | $12.29 | $15.60 | $13.74 | $15.58 |
| Value at end of period | | $11.84 | $13.10 | $14.83 | $8.93 | $12.29 | $15.60 | $13.74 | $15.58 | $20.96 |
| Number of accumulation units outstanding at end of period | | 562 | 8,095 | 11,353 | 12,895 | 18,853 | 20,955 | 10,018 | 10,151 | 9,165 |
| **ING GLOBAL BOND PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2005) | | | | | | | | | | |
| Value at beginning of period | | $9.99 | $10.12 | $10.75 | $11.56 | $9.76 | $11.62 | $13.45 | $13.79 | $14.72 |
| Value at end of period | | $10.12 | $10.75 | $11.56 | $9.76 | $11.62 | $13.45 | $13.79 | $14.72 | $13.84 |
| Number of accumulation units outstanding at end of period | | 138,695 | 108,134 | 106,418 | 110,698 | 116,248 | 123,769 | 91,393 | 87,611 | 76,709 |
| **ING GLOBAL RESOURCES PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during January 2007) | | | | | | | | | | |
| Value at beginning of period | | | | $9.68 | $13.48 | $7.87 | $10.70 | $12.87 | $11.57 | $11.12 |
| Value at end of period | | | | $13.48 | $7.87 | $10.70 | $12.87 | $11.57 | $11.12 | $12.49 |
| Number of accumulation units outstanding at end of period | | | | 86,299 | 75,024 | 79,614 | 70,572 | 64,177 | 63,329 | 65,145 |
| **ING GROWTH AND INCOME PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $12.73 | $13.64 | $14.59 | $16.48 | $17.51 | $10.80 | $13.91 | $15.71 | $15.49 | $17.74 |
| Value at end of period | $13.64 | $14.59 | $16.48 | $17.51 | $10.80 | $13.91 | $15.71 | $15.49 | $17.74 | $22.92 |
| Number of accumulation units outstanding at end of period | 389,153 | 370,045 | 325,909 | 243,063 | 203,477 | 226,889 | 278,416 | 227,292 | 163,608 | 195,439 |
| **ING INDEX PLUS LARGECAP PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $17.17 | $18.77 | $19.57 | $22.18 | $23.04 | $14.31 | $17.43 | $19.65 | $19.42 | $21.98 |
| Value at end of period | $18.77 | $19.57 | $22.18 | $23.04 | $14.31 | $17.43 | $19.65 | $19.42 | $21.98 | $28.90 |
| Number of accumulation units outstanding at end of period | 166,098 | 154,079 | 138,038 | 150,032 | 153,609 | 145,572 | 150,349 | 130,403 | 111,654 | 100,450 |
| **ING INDEX PLUS MIDCAP PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $16.46 | $18.98 | $20.87 | $22.59 | $23.57 | $14.55 | $18.96 | $22.86 | $22.35 | $26.02 |
| Value at end of period | $18.98 | $20.87 | $22.59 | $23.57 | $14.55 | $18.96 | $22.86 | $22.35 | $26.02 | $34.63 |
| Number of accumulation units outstanding at end of period | 149,316 | 138,563 | 103,878 | 98,523 | 110,413 | 114,914 | 122,838 | 112,517 | 110,457 | 98,245 |
| **ING INDEX PLUS SMALLCAP PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $12.30 | $14.85 | $15.80 | $17.79 | $16.50 | $10.84 | $13.39 | $16.26 | $15.97 | $17.75 |
| Value at end of period | $14.85 | $15.80 | $17.79 | $16.50 | $10.84 | $13.39 | $16.26 | $15.97 | $17.75 | $25.05 |
| Number of accumulation units outstanding at end of period | 50,782 | 56,931 | 48,712 | 52,194 | 67,034 | 62,131 | 72,709 | 72,019 | 71,754 | 68,139 |
| **ING INTERMEDIATE BOND PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $15.51 | $16.09 | $16.41 | $16.89 | $17.71 | $16.03 | $17.69 | $19.22 | $20.44 | $22.12 |
| Value at end of period | $16.09 | $16.41 | $16.89 | $17.71 | $16.03 | $17.69 | $19.22 | $20.44 | $22.12 | $21.85 |
| Number of accumulation units outstanding at end of period | 147,951 | 159,531 | 121,216 | 112,915 | 130,908 | 123,089 | 124,600 | 92,326 | 89,949 | 73,516 |
| **ING INTERNATIONAL INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during December 2008) | | | | | | | | | | |
| Value at beginning of period | | | | | $5.19 | $5.92 | $7.49 | $7.99 | $6.94 | $8.15 |
| Value at end of period | | | | | $5.92 | $7.49 | $7.99 | $6.94 | $8.15 | $9.79 |
| Number of accumulation units outstanding at end of period | | | | | 6 | 23,002 | 26,156 | 23,367 | 30,957 | 31,094 |
| **ING INTERNATIONAL VALUE PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $10.27 | $11.93 | $12.91 | $16.53 | $18.54 | $10.50 | $13.21 | $13.39 | $11.26 | $13.28 |
| Value at end of period | $11.93 | $12.91 | $16.53 | $18.54 | $10.50 | $13.21 | $13.39 | $11.26 | $13.28 | $15.92 |
| Number of accumulation units outstanding at end of period | 20,980 | 22,145 | 8,661 | 11,068 | 16,271 | 18,533 | 22,912 | 25,917 | 20,961 | 20,285 |
| **ING INVESCO COMSTOCK PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $10.66 | $12.31 | $12.60 | $14.44 | $13.96 | $8.77 | $11.15 | $12.69 | $12.29 | $14.43 |
| Value at end of period | $12.31 | $12.60 | $14.44 | $13.96 | $8.77 | $11.15 | $12.69 | $12.29 | $14.43 | $19.26 |
| Number of accumulation units outstanding at end of period | 20,591 | 13,175 | 15,119 | 17,458 | 19,116 | 30,613 | 35,136 | 33,539 | 25,716 | 22,695 |
| **ING INVESCO EQUITY AND INCOME PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2005) | | | | | | | | | | |
| Value at beginning of period | | $10.16 | $11.08 | $11.93 | $12.66 | $9.59 | $11.64 | $12.93 | $12.65 | $13.62 |
| Value at end of period | | $11.08 | $11.93 | $12.66 | $9.59 | $11.64 | $12.93 | $12.65 | $13.62 | $17.44 |
| Number of accumulation units outstanding at end of period | | 276,512 | 250,896 | 312,431 | 301,980 | 280,976 | 268,368 | 246,727 | 226,598 | 185,170 |

# Condensed Financial Information (continued)

| | 2004 | 2005 | 2006 | 2007 | 2008 | 2009 | 2010 | 2011 | 2012 | 2013 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING INVESCO GROWTH AND INCOME PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during October 2005) | | | | | | | | | | |
| Value at beginning of period | | $10.67 | $11.05 | $12.68 | $12.87 | $8.63 | $10.57 | $11.76 | $11.38 | $12.90 |
| Value at end of period | | $11.05 | $12.68 | $12.87 | $8.63 | $10.57 | $11.76 | $11.38 | $12.90 | $17.08 |
| Number of accumulation units outstanding at end of period | | 4,570 | 6,786 | 3,808 | 4,788 | 12,440 | 8,511 | 8,393 | 6,077 | 9,502 |
| **ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during July 2005) | | | | | | | | | | |
| Value at beginning of period | | $10.91 | $13.42 | $18.02 | $24.68 | $11.90 | $20.19 | $24.02 | $19.41 | $22.87 |
| Value at end of period | | $13.42 | $18.02 | $24.68 | $11.90 | $20.19 | $24.02 | $19.41 | $22.87 | $21.32 |
| Number of accumulation units outstanding at end of period | | 2,568 | 9,723 | 11,287 | 13,653 | 20,252 | 18,551 | 17,635 | 13,672 | 20,262 |
| **ING JPMORGAN MID CAP VALUE PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $11.80 | $14.08 | $15.11 | $17.41 | $17.62 | $11.67 | $14.50 | $17.64 | $17.77 | $21.09 |
| Value at end of period | $14.08 | $15.11 | $17.41 | $17.62 | $11.67 | $14.50 | $17.64 | $17.77 | $21.09 | $27.44 |
| Number of accumulation units outstanding at end of period | 6,863 | 11,724 | 13,439 | 15,612 | 19,104 | 24,186 | 28,222 | 21,685 | 21,337 | 24,079 |
| **ING JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during January 2006) | | | | | | | | | | |
| Value at beginning of period | | | $12.03 | $13.04 | $12.68 | $8.79 | $11.07 | $13.87 | $13.53 | $15.89 |
| Value at end of period | | | $13.04 | $12.68 | $8.79 | $11.07 | $13.87 | $13.53 | $15.89 | $21.83 |
| Number of accumulation units outstanding at end of period | | | 2,373 | 2,792 | 2,627 | 3,672 | 4,131 | 2,634 | 8,280 | 12,348 |
| **ING LARGE CAP GROWTH PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during January 2011) | | | | | | | | | | |
| Value at beginning of period | | | | | | | | $10.31 | $10.31 | $12.05 |
| Value at end of period | | | | | | | | $10.31 | $12.05 | $15.60 |
| Number of accumulation units outstanding at end of period | | | | | | | | 97,382 | 103,767 | 80,104 |
| **ING LARGE CAP VALUE PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during July 2007) | | | | | | | | | | |
| Value at beginning of period | | | | $9.36 | $9.14 | $6.31 | $7.04 | $8.31 | $8.50 | $9.65 |
| Value at end of period | | | | $9.14 | $6.31 | $7.04 | $8.31 | $8.50 | $9.65 | $12.49 |
| Number of accumulation units outstanding at end of period | | | | 86,932 | 117,145 | 121,469 | 132,041 | 165,336 | 162,710 | 181,862 |
| **ING MARSICO GROWTH PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2008) | | | | | | | | | | |
| Value at beginning of period | | | | | $10.23 | $6.57 | $8.40 | $9.98 | $9.74 | $10.87 |
| Value at end of period | | | | | $6.57 | $8.40 | $9.98 | $9.74 | $10.87 | $14.61 |
| Number of accumulation units outstanding at end of period | | | | | 2,789 | 3,947 | 7,716 | 7,410 | 10,220 | 11,764 |
| **ING MFS TOTAL RETURN PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $11.96 | $13.15 | $13.38 | $14.82 | $15.24 | $11.70 | $13.65 | $14.83 | $14.90 | $16.38 |
| Value at end of period | $13.15 | $13.38 | $14.82 | $15.24 | $11.70 | $13.65 | $14.83 | $14.90 | $16.38 | $19.23 |
| Number of accumulation units outstanding at end of period | 61,818 | 89,822 | 59,560 | 63,686 | 53,153 | 60,274 | 50,746 | 46,745 | 27,799 | 29,678 |
| **ING MFS UTILITIES PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during May 2005) | | | | | | | | | | |
| Value at beginning of period | | $10.06 | $11.42 | $14.78 | $18.61 | $11.47 | $15.06 | $16.94 | $17.82 | $19.97 |
| Value at end of period | | $11.42 | $14.78 | $18.61 | $11.47 | $15.06 | $16.94 | $17.82 | $19.97 | $23.74 |
| Number of accumulation units outstanding at end of period | | 1,224 | 1,840 | 11,493 | 12,392 | 15,460 | 15,788 | 24,396 | 24,895 | 22,360 |
| **ING MIDCAP OPPORTUNITIES PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | | $10.34 | $11.28 | $12.03 | $14.96 | $9.23 | $12.91 | $16.64 | $16.38 | $18.50 |
| Value at end of period | | $11.28 | $12.03 | $14.96 | $9.23 | $12.91 | $16.64 | $16.38 | $18.50 | $24.14 |
| Number of accumulation units outstanding at end of period | | 10,685 | 8,043 | 12,930 | 13,434 | 13,907 | 27,019 | 20,661 | 27,561 | 49,948 |
| **ING MONEY MARKET PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $12.60 | $12.59 | $12.83 | $13.31 | $13.84 | $14.05 | $13.95 | $13.83 | $13.68 | $13.53 |
| Value at end of period | $12.59 | $12.83 | $13.31 | $13.84 | $14.05 | $13.95 | $13.83 | $13.68 | $13.53 | $13.39 |
| Number of accumulation units outstanding at end of period | 206,605 | 167,862 | 171,087 | 217,781 | 287,943 | 314,528 | 286,933 | 189,340 | 210,844 | 154,436 |

CFI 229

# Condensed Financial Information (continued)

| | 2004 | 2005 | 2006 | 2007 | 2008 | 2009 | 2010 | 2011 | 2012 | 2013 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING MULTI-MANAGER LARGE CAP CORE PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during October 2006) | | | | | | | | | | |
| Value at beginning of period | | | $10.57 | $10.80 | $11.26 | $7.29 | $8.97 | $10.31 | $9.76 | $10.66 |
| Value at end of period | | | $10.80 | $11.26 | $7.29 | $8.97 | $10.31 | $9.76 | $10.66 | $13.78 |
| Number of accumulation units outstanding at end of period | | | 6 | 4,510 | 5,593 | 8,371 | 11,270 | 7,118 | 3,925 | 8,098 |
| **ING OPPENHEIMER GLOBAL PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2005) | | | | | | | | | | |
| Value at beginning of period | | $10.12 | $12.15 | $13.61 | $14.35 | $8.83 | $12.18 | $13.99 | $12.71 | $15.30 |
| Value at end of period | | $12.15 | $13.61 | $14.35 | $8.83 | $12.18 | $13.99 | $12.71 | $15.30 | $18.46 |
| Number of accumulation units outstanding at end of period | | 520,551 | 484,189 | 457,542 | 406,349 | 433,687 | 406,969 | 357,520 | 341,050 | 318,262 |
| **ING PIMCO HIGH YIELD PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during September 2005) | | | | | | | | | | |
| Value at beginning of period | | $10.45 | $10.49 | $11.31 | $11.50 | $8.81 | $13.02 | $14.72 | $15.20 | $17.14 |
| Value at end of period | | $10.49 | $11.31 | $11.50 | $8.81 | $13.02 | $14.72 | $15.20 | $17.14 | $17.91 |
| Number of accumulation units outstanding at end of period | | 146 | 4,007 | 976 | 1,597 | 11,047 | 9,997 | 7,349 | 11,423 | 12,749 |
| **ING PIMCO TOTAL RETURN PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $11.04 | $11.39 | $11.50 | $11.83 | $12.80 | $12.64 | $14.08 | $14.98 | $15.29 | $16.32 |
| Value at end of period | $11.39 | $11.50 | $11.83 | $12.80 | $12.64 | $14.08 | $14.98 | $15.29 | $16.32 | $15.84 |
| Number of accumulation units outstanding at end of period | 79,788 | 93,171 | 34,960 | 30,548 | 43,629 | 85,706 | 108,917 | 76,827 | 87,071 | 74,645 |
| **ING PIONEER HIGH YIELD PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during May 2006) | | | | | | | | | | |
| Value at beginning of period | | | $9.98 | $10.59 | $11.11 | $7.76 | $12.82 | $15.10 | $14.82 | $17.04 |
| Value at end of period | | | $10.59 | $11.11 | $7.76 | $12.82 | $15.10 | $14.82 | $17.04 | $18.93 |
| Number of accumulation units outstanding at end of period | | | 1,034 | 5,032 | 581 | 9,254 | 5,401 | 10,056 | 13,962 | 20,746 |
| **ING RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during July 2009) | | | | | | | | | | |
| Value at beginning of period | | | | | | $10.70 | $12.55 | $14.00 | $14.43 | $16.34 |
| Value at end of period | | | | | | $12.55 | $14.00 | $14.43 | $16.34 | $21.33 |
| Number of accumulation units outstanding at end of period | | | | | | 6,304 | 8,149 | 14,588 | 14,552 | 14,387 |
| **ING RUSSELL™ LARGE CAP INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during October 2008) | | | | | | | | | | |
| Value at beginning of period | | | | | $7.16 | $6.63 | $8.12 | $9.01 | $9.14 | $10.44 |
| Value at end of period | | | | | $6.63 | $8.12 | $9.01 | $9.14 | $10.44 | $13.64 |
| Number of accumulation units outstanding at end of period | | | | | 347 | 4,970 | 12,434 | 14,946 | 30,746 | 44,641 |
| **ING RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during July 2009) | | | | | | | | | | |
| Value at beginning of period | | | | | | $10.06 | $11.84 | $13.01 | $12.94 | $14.84 |
| Value at end of period | | | | | | $11.84 | $13.01 | $12.94 | $14.84 | $19.30 |
| Number of accumulation units outstanding at end of period | | | | | | 10,462 | 5,248 | 4,848 | 5,061 | 5,657 |
| **ING RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during August 2009) | | | | | | | | | | |
| Value at beginning of period | | | | | | $11.41 | $12.83 | $15.97 | $15.45 | $17.65 |
| Value at end of period | | | | | | $12.83 | $15.97 | $15.45 | $17.65 | $23.55 |
| Number of accumulation units outstanding at end of period | | | | | | 1,542 | 2,560 | 6,579 | 5,727 | 6,347 |
| **ING RUSSELL™ MID CAP INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during October 2008) | | | | | | | | | | |
| Value at beginning of period | | | | | $6.76 | $5.92 | $8.20 | $10.16 | $9.86 | $11.42 |
| Value at end of period | | | | | $5.92 | $8.20 | $10.16 | $9.86 | $11.42 | $15.15 |
| Number of accumulation units outstanding at end of period | | | | | 227 | 234 | 885 | 4,014 | 3,604 | 6,461 |
| **ING RUSSELL™ SMALL CAP INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during June 2008) | | | | | | | | | | |
| Value at beginning of period | | | | | $10.29 | $6.96 | $8.71 | $10.89 | $10.35 | $11.88 |
| Value at end of period | | | | | $6.96 | $8.71 | $10.89 | $10.35 | $11.88 | $16.30 |
| Number of accumulation units outstanding at end of period | | | | | 629 | 7 | 2,520 | 5,463 | 5,605 | 13,121 |

## Condensed Financial Information (continued)

| | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING SMALLCAP OPPORTUNITIES PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $12.19 | $10.70 | $10.73 | $8.19 | $6.32 | $9.76 | $8.96 | $8.05 | $7.46 | $6.85 |
| Value at end of period | $16.76 | $12.19 | $10.70 | $10.73 | $8.19 | $6.32 | $9.76 | $8.96 | $8.05 | $7.46 |
| Number of accumulation units outstanding at end of period | 14,940 | 11,044 | 10,401 | 15,112 | 7,626 | 7,518 | 11,295 | 9,466 | 10,366 | 4,124 |
| **ING SMALL COMPANY PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $34.23 | $30.22 | $31.33 | $25.47 | $20.19 | $29.60 | $28.26 | $24.47 | $22.43 | $19.83 |
| Value at end of period | $46.63 | $34.23 | $30.22 | $31.33 | $25.47 | $20.19 | $29.60 | $28.26 | $24.47 | $22.43 |
| Number of accumulation units outstanding at end of period | 25,269 | 25,246 | 27,295 | 34,081 | 37,414 | 38,814 | 35,119 | 36,971 | 44,759 | 52,216 |
| **ING SOLUTION 2015 PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during September 2005) | | | | | | | | | | |
| Value at beginning of period | $12.63 | $11.46 | $11.67 | $10.61 | $8.77 | $12.12 | $11.71 | $10.69 | $10.61 | |
| Value at end of period | $13.63 | $12.63 | $11.46 | $11.67 | $10.61 | $8.77 | $12.12 | $11.71 | $10.69 | |
| Number of accumulation units outstanding at end of period | 51,991 | 67,166 | 58,880 | 46,859 | 41,741 | 20,302 | 13,247 | 5,347 | 4,440 | |
| **ING SOLUTION 2025 PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during September 2005) | | | | | | | | | | |
| Value at beginning of period | $12.39 | $11.04 | $11.52 | $10.24 | $8.23 | $12.58 | $12.16 | $10.92 | $10.73 | |
| Value at end of period | $14.26 | $12.39 | $11.04 | $11.52 | $10.24 | $8.23 | $12.58 | $12.16 | $10.92 | |
| Number of accumulation units outstanding at end of period | 175,353 | 205,984 | 175,053 | 159,749 | 100,655 | 63,037 | 28,203 | 15,283 | 3,004 | |
| **ING SOLUTION 2035 PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during September 2005) | | | | | | | | | | |
| Value at beginning of period | $12.53 | $11.01 | $11.67 | $10.30 | $8.11 | $13.02 | $12.50 | $11.08 | $10.82 | |
| Value at end of period | $14.92 | $12.53 | $11.01 | $11.67 | $10.30 | $8.11 | $13.02 | $12.50 | $11.08 | |
| Number of accumulation units outstanding at end of period | 127,117 | 158,886 | 149,369 | 107,280 | 85,420 | 56,998 | 12,884 | 2,582 | 83 | |
| **ING SOLUTION 2045 PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during August 2005) | | | | | | | | | | |
| Value at beginning of period | $12.52 | $10.97 | $11.69 | $10.27 | $7.99 | $13.44 | $12.84 | $11.29 | $10.87 | |
| Value at end of period | $15.29 | $12.52 | $10.97 | $11.69 | $10.27 | $7.99 | $13.44 | $12.84 | $11.29 | |
| Number of accumulation units outstanding at end of period | 103,921 | 148,867 | 126,006 | 132,619 | 86,835 | 55,700 | 15,364 | 4,650 | 68 | |
| **ING SOLUTION 2055 PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during August 2010) | | | | | | | | | | |
| Value at beginning of period | $12.37 | $10.82 | $11.53 | $9.62 | | | | | | |
| Value at end of period | $15.11 | $12.37 | $10.82 | $11.53 | | | | | | |
| Number of accumulation units outstanding at end of period | 9,354 | 9,625 | 3,366 | 297 | | | | | | |
| **ING SOLUTION BALANCED PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during November 2008) | | | | | | | | | | |
| Value at beginning of period | $10.29 | $9.15 | $9.49 | $8.51 | $6.92 | $6.91 | | | | |
| Value at end of period | $11.78 | $10.29 | $9.15 | $9.49 | $8.51 | $6.92 | | | | |
| Number of accumulation units outstanding at end of period | 2,120 | 2,225 | 2,352 | 120 | 9 | 6 | | | | |
| **ING SOLUTION INCOME PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during November 2005) | | | | | | | | | | |
| Value at beginning of period | $10.88 | $9.83 | $10.00 | $9.10 | $7.64 | $8.02 | | | | |
| Value at end of period | $11.79 | $10.88 | $9.83 | $10.00 | $9.10 | $7.64 | | | | |
| Number of accumulation units outstanding at end of period | 17,143 | 14,941 | 3,260 | 2,554 | 2,515 | 2,891 | | | | |
| **ING SOLUTION MODERATELY CONSERVATIVE PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during November 2008) | | | | | | | | | | |
| Value at beginning of period | $12.72 | $11.72 | $11.81 | $10.89 | $9.39 | $11.40 | $10.95 | $10.31 | $10.15 | |
| Value at end of period | $13.46 | $12.72 | $11.72 | $11.81 | $10.89 | $9.39 | $11.40 | $10.95 | $10.31 | |
| Number of accumulation units outstanding at end of period | 5,031 | 18,604 | 18,147 | 11,792 | 5,371 | 6,427 | 4,346 | 351 | 6 | |
| **ING STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $19.60 | $17.64 | $17.52 | $15.95 | $13.68 | $18.10 | $17.30 | $16.14 | $15.72 | $14.71 |
| Value at end of period | $21.73 | $19.60 | $17.64 | $17.52 | $15.95 | $13.68 | $18.10 | $17.30 | $16.14 | $15.72 |
| Number of accumulation units outstanding at end of period | 26,056 | 26,988 | 37,235 | 37,455 | 43,410 | 39,158 | 46,007 | 47,213 | 49,574 | 47,464 |

# Condensed Financial Information (continued)

| | 2004 | 2005 | 2006 | 2007 | 2008 | 2009 | 2010 | 2011 | 2012 | 2013 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING STRATEGIC ALLOCATION GROWTH PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $14.30 | $15.84 | $16.64 | $18.63 | $19.35 | $12.24 | $15.16 | $16.95 | $16.28 | $18.51 |
| Value at end of period | $15.84 | $16.64 | $18.63 | $19.35 | $12.24 | $15.16 | $16.95 | $16.28 | $18.51 | $22.41 |
| Number of accumulation units outstanding at end of period | 60,403 | 78,885 | 72,441 | 69,869 | 66,139 | 76,718 | 65,277 | 59,960 | 37,255 | 32,636 |
| **ING STRATEGIC ALLOCATION MODERATE PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $14.28 | $15.57 | $16.12 | $17.73 | $18.50 | $12.72 | $15.33 | $16.98 | $16.70 | $18.76 |
| Value at end of period | $15.57 | $16.12 | $17.73 | $18.50 | $12.72 | $15.33 | $16.98 | $16.70 | $18.76 | $21.64 |
| Number of accumulation units outstanding at end of period | 74,480 | 77,120 | 67,305 | 72,297 | 81,075 | 86,225 | 83,120 | 50,628 | 39,267 | 36,124 |
| **ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during August 2005) | | | | | | | | | | |
| Value at beginning of period | | $10.76 | $10.94 | $12.41 | $12.81 | $9.19 | $12.11 | $13.65 | $13.89 | $15.73 |
| Value at end of period | | $10.94 | $12.41 | $12.81 | $9.19 | $12.11 | $13.65 | $13.89 | $15.73 | $19.01 |
| Number of accumulation units outstanding at end of period | | 10,344 | 19,552 | 47,949 | 68,192 | 97,826 | 134,412 | 131,986 | 153,090 | 199,485 |
| **ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2005) | | | | | | | | | | |
| Value at beginning of period | | $9.93 | $11.46 | $11.99 | $13.44 | $7.81 | $11.30 | $14.37 | $13.68 | $15.72 |
| Value at end of period | | $11.46 | $11.99 | $13.44 | $7.81 | $11.30 | $14.37 | $13.68 | $15.72 | $21.01 |
| Number of accumulation units outstanding at end of period | | 319,356 | 272,768 | 253,547 | 235,938 | 251,334 | 244,090 | 199,578 | 183,984 | 156,748 |
| **ING T. ROWE PRICE EQUITY INCOME PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $12.94 | $14.70 | $15.11 | $17.80 | $18.15 | $11.54 | $14.27 | $16.22 | $15.90 | $18.43 |
| Value at end of period | $14.70 | $15.11 | $17.80 | $18.15 | $11.54 | $14.27 | $16.22 | $15.90 | $18.43 | $23.65 |
| Number of accumulation units outstanding at end of period | 14,049 | 31,357 | 28,964 | 34,317 | 44,338 | 57,570 | 58,463 | 53,577 | 42,825 | 41,774 |
| **ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $17.52 | $19.06 | $20.02 | $22.43 | $24.38 | $13.94 | $19.70 | $22.77 | $22.28 | $26.21 |
| Value at end of period | $19.06 | $20.02 | $22.43 | $24.38 | $13.94 | $19.70 | $22.77 | $22.28 | $26.21 | $36.10 |
| Number of accumulation units outstanding at end of period | 103,951 | 88,139 | 62,741 | 59,841 | 69,702 | 76,518 | 86,344 | 56,364 | 65,203 | 58,861 |
| **ING T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during August 2005) | | | | | | | | | | |
| Value at beginning of period | | $10.95 | $12.44 | $15.26 | $18.20 | $9.09 | $12.37 | $13.92 | $12.07 | $14.18 |
| Value at end of period | | $12.44 | $15.26 | $18.20 | $9.09 | $12.37 | $13.92 | $12.07 | $14.18 | $16.03 |
| Number of accumulation units outstanding at end of period | | 360 | 5,301 | 8,885 | 11,952 | 13,858 | 11,178 | 5,460 | 6,423 | 6,492 |
| **ING TEMPLETON FOREIGN EQUITY PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2008) | | | | | | | | | | |
| Value at beginning of period | | | | | $10.20 | $6.29 | $8.22 | $8.85 | $7.71 | $9.06 |
| Value at end of period | | | | | $6.29 | $8.22 | $8.85 | $7.71 | $9.06 | $10.78 |
| Number of accumulation units outstanding at end of period | | | | | 47,147 | 64,766 | 62,076 | 55,304 | 79,859 | 66,347 |
| **ING TEMPLETON GLOBAL GROWTH PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during August 2006) | | | | | | | | | | |
| Value at beginning of period | | | $10.00 | $11.07 | $11.21 | $6.69 | $8.75 | $9.33 | $8.70 | $10.48 |
| Value at end of period | | | $11.07 | $11.21 | $6.69 | $8.75 | $9.33 | $8.70 | $10.48 | $13.54 |
| Number of accumulation units outstanding at end of period | | | 669 | 2,432 | 1,855 | 2,822 | 3,320 | 4,998 | 4,192 | 4,886 |
| **ING U.S. BOND INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during November 2008) | | | | | | | | | | |
| Value at beginning of period | | | | | $9.78 | $10.20 | $10.68 | $11.21 | $11.88 | $12.21 |
| Value at end of period | | | | | $10.20 | $10.68 | $11.21 | $11.88 | $12.21 | $11.77 |
| Number of accumulation units outstanding at end of period | | | | | 192 | 1,641 | 4,473 | 13,006 | 12,982 | 11,119 |
| **ING U.S. STOCK INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during September 2012) | | | | | | | | | | |
| Value at beginning of period | | | | | | | | | $14.05 | $13.72 |
| Value at end of period | | | | | | | | | $13.72 | $17.92 |
| Number of accumulation units outstanding at end of period | | | | | | | | | 89 | 812 |

**Condensed Financial Information (continued)**

| | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 |
|---|---|---|---|---|---|---|---|---|---|---|
| **INVESCO MID CAP CORE EQUITY FUND** | | | | | | | | | | |
| (Funds were first received in this option during July 2009) | | | | | | | | | | |
| Value at beginning of period | $13.83 | $12.67 | $13.66 | $12.28 | $10.55 | | | | | |
| Value at end of period | $17.67 | $13.83 | $12.67 | $13.66 | $12.28 | | | | | |
| Number of accumulation units outstanding at end of period | 460 | 597 | 1,395 | 467 | 286 | | | | | |
| **INVESCO V.I. AMERICAN FRANCHISE FUND** | | | | | | | | | | |
| (Funds were first received in this option during April 2012) | | | | | | | | | | |
| Value at beginning of period | $35.96 | $37.16 | | | | | | | | |
| Value at end of period | $49.85 | $35.96 | | | | | | | | |
| Number of accumulation units outstanding at end of period | 10,318 | 12,732 | | | | | | | | |
| **INVESCO V.I. CORE EQUITY FUND** | | | | | | | | | | |
| Value at beginning of period | $11.39 | $10.11 | $10.23 | $9.44 | $7.44 | $10.77 | $10.07 | $8.73 | $8.38 | $7.77 |
| Value at end of period | $14.56 | $11.39 | $10.11 | $10.23 | $9.44 | $7.44 | $10.77 | $10.07 | $8.73 | $8.38 |
| Number of accumulation units outstanding at end of period | 51,721 | 52,379 | 52,107 | 76,128 | 75,123 | 63,605 | 53,729 | 68,774 | 58,391 | 58,398 |
| **LAZARD U.S. MID CAP EQUITY PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during June 2007) | | | | | | | | | | |
| Value at beginning of period | $8.60 | $8.24 | $8.85 | $7.27 | $5.32 | $8.75 | $10.17 | | | |
| Value at end of period | $11.27 | $8.60 | $8.24 | $8.85 | $7.27 | $5.32 | $8.75 | | | |
| Number of accumulation units outstanding at end of period | 930 | 1,676 | 614 | 504 | 363 | 924 | 78 | | | |
| **LOOMIS SAYLES SMALL CAP VALUE FUND** | | | | | | | | | | |
| (Funds were first received in this option during February 2009) | | | | | | | | | | |
| Value at beginning of period | $12.52 | $10.90 | $11.23 | $9.10 | $6.53 | | | | | |
| Value at end of period | $16.78 | $12.52 | $10.90 | $11.23 | $9.10 | | | | | |
| Number of accumulation units outstanding at end of period | 6,609 | 4,618 | 7,406 | 1,490 | 223 | | | | | |
| **LORD ABBETT SERIES FUND - MID CAP STOCK PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $14.96 | $13.20 | $13.91 | $11.21 | $8.95 | $14.92 | $15.00 | $13.52 | $12.63 | $10.29 |
| Value at end of period | $19.28 | $14.96 | $13.20 | $13.91 | $11.21 | $8.95 | $14.92 | $15.00 | $13.52 | $12.63 |
| Number of accumulation units outstanding at end of period | 24,390 | 31,653 | 38,136 | 49,394 | 47,684 | 40,065 | 43,628 | 37,123 | 50,215 | 34,990 |
| **METWEST TOTAL RETURN BOND FUND** | | | | | | | | | | |
| (Funds were first received in this option during September 2013) | | | | | | | | | | |
| Value at beginning of period | $9.69 | | | | | | | | | |
| Value at end of period | $9.72 | | | | | | | | | |
| Number of accumulation units outstanding at end of period | 1,193 | | | | | | | | | |
| **NEUBERGER BERMAN SOCIALLY RESPONSIVE FUND®** | | | | | | | | | | |
| (Funds were first received in this option during August 2006) | | | | | | | | | | |
| Value at beginning of period | $11.27 | $10.29 | $10.73 | $8.85 | $6.87 | $11.36 | $10.70 | $9.48 | | |
| Value at end of period | $15.38 | $11.27 | $10.29 | $10.73 | $8.85 | $6.87 | $11.36 | $10.70 | | |
| Number of accumulation units outstanding at end of period | 9,449 | 7,127 | 5,966 | 7,922 | 5,764 | 5,023 | 1,669 | 83 | | |
| **NEW PERSPECTIVE FUND®** | | | | | | | | | | |
| Value at beginning of period | $17.23 | $14.42 | $15.79 | $14.16 | $10.42 | $16.95 | $14.78 | $12.47 | $11.33 | $10.09 |
| Value at end of period | $21.60 | $17.23 | $14.42 | $15.79 | $14.16 | $10.42 | $16.95 | $14.78 | $12.47 | $11.33 |
| Number of accumulation units outstanding at end of period | 27,172 | 25,053 | 17,859 | 19,713 | 23,033 | 17,613 | 17,622 | 10,098 | 10,377 | 7,461 |
| **OPPENHEIMER DEVELOPING MARKETS FUND** | | | | | | | | | | |
| Value at beginning of period | $74.56 | $62.38 | $77.01 | $61.32 | $34.11 | $66.36 | $50.13 | $40.49 | $28.98 | $21.35 |
| Value at end of period | $79.91 | $74.56 | $62.38 | $77.01 | $61.32 | $34.11 | $66.36 | $50.13 | $40.49 | $28.98 |
| Number of accumulation units outstanding at end of period | 19,345 | 15,766 | 17,564 | 20,377 | 21,939 | 20,069 | 20,404 | 20,234 | 21,224 | 14,273 |
| **OPPENHEIMER GLOBAL FUND/VA** | | | | | | | | | | |
| Value at beginning of period | $25.78 | $21.49 | $23.69 | $20.66 | $14.94 | $25.26 | $24.02 | $20.64 | $18.25 | $15.49 |
| Value at end of period | $32.45 | $25.78 | $21.49 | $23.69 | $20.66 | $14.94 | $25.26 | $24.02 | $20.64 | $18.25 |
| Number of accumulation units outstanding at end of period | 127 | 127 | 127 | 126 | 125 | 96 | 65 | 56 | 195 | 149,367 |

**Condensed Financial Information (continued)**

| | 2004 | 2005 | 2006 | 2007 | 2008 | 2009 | 2010 | 2011 | 2012 | 2013 |
|---|---|---|---|---|---|---|---|---|---|---|
| **OPPENHEIMER MAIN STREET SMALL CAP FUND®/VA** | | | | | | | | | | |
| (Funds were first received in this option during May 2005) | | | | | | | | | | |
| Value at beginning of period | | $9.97 | $11.74 | $13.35 | $13.04 | $8.02 | $10.88 | $13.28 | $12.85 | $14.99 |
| Value at end of period | | $11.74 | $13.35 | $13.04 | $8.02 | $10.88 | $13.28 | $12.85 | $14.99 | $20.91 |
| Number of accumulation units outstanding at end of period | | 165 | 3,173 | 5,885 | 7,928 | 13,594 | 15,980 | 9,133 | 10,129 | 18,857 |
| **PAX WORLD BALANCED FUND** | | | | | | | | | | |
| Value at beginning of period | $9.59 | $10.63 | $11.08 | $12.14 | $13.14 | $9.00 | $10.80 | $11.96 | $11.61 | $12.78 |
| Value at end of period | $10.63 | $11.08 | $12.14 | $13.14 | $9.00 | $10.80 | $11.96 | $11.61 | $12.78 | $14.70 |
| Number of accumulation units outstanding at end of period | 956 | 5,787 | 11,720 | 15,485 | 24,966 | 26,224 | 28,124 | 20,375 | 18,472 | 19,977 |
| **PIMCO VIT REAL RETURN PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $10.46 | $10.79 | $10.90 | $10.87 | $11.88 | $10.92 | $12.79 | $13.67 | $15.10 | $16.24 |
| Value at end of period | $10.79 | $10.90 | $10.87 | $11.88 | $10.92 | $12.79 | $13.67 | $15.10 | $16.24 | $14.59 |
| Number of accumulation units outstanding at end of period | 12,814 | 26,078 | 16,253 | 20,636 | 40,345 | 34,569 | 43,357 | 47,799 | 37,878 | 26,350 |
| **PIONEER EMERGING MARKETS VCT PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during June 2007) | | | | | | | | | | |
| Value at beginning of period | | | | $10.68 | $12.74 | $5.27 | $9.10 | $10.43 | $7.90 | $8.75 |
| Value at end of period | | | | $12.74 | $5.27 | $9.10 | $10.43 | $7.90 | $8.75 | $8.48 |
| Number of accumulation units outstanding at end of period | | | | 13,502 | 11,488 | 24,935 | 19,562 | 13,836 | 11,318 | 8,817 |
| **PIONEER HIGH YIELD VCT PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $9.98 | $10.66 | $10.74 | $11.53 | $12.07 | $7.71 | $12.24 | $14.29 | $13.89 | $15.95 |
| Value at end of period | $10.66 | $10.74 | $11.53 | $12.07 | $7.71 | $12.24 | $14.29 | $13.89 | $15.95 | $17.68 |
| Number of accumulation units outstanding at end of period | 1,600 | 1,441 | 3,707 | 4,923 | 10,613 | 12,418 | 11,553 | 8,519 | 14,795 | 15,989 |
| **SMALLCAP WORLD FUND®** | | | | | | | | | | |
| (Funds were first received in this option during January 2009) | | | | | | | | | | |
| Value at beginning of period | | | | | | $5.53 | $8.29 | $10.24 | $8.68 | $10.47 |
| Value at end of period | | | | | | $8.29 | $10.24 | $8.68 | $10.47 | $13.40 |
| Number of accumulation units outstanding at end of period | | | | | | 6,047 | 11,284 | 13,379 | 14,906 | 8,271 |
| **TEMPLETON GLOBAL BOND FUND** | | | | | | | | | | |
| Value at beginning of period | $10.33 | $11.62 | $11.14 | $12.50 | $13.70 | $14.41 | $16.94 | $18.87 | $18.23 | $20.88 |
| Value at end of period | $11.62 | $11.14 | $12.50 | $13.70 | $14.41 | $16.94 | $18.87 | $18.23 | $20.88 | $21.11 |
| Number of accumulation units outstanding at end of period | 1,237 | 8,303 | 16,265 | 22,418 | 48,042 | 44,154 | 51,025 | 44,116 | 50,799 | 48,483 |
| **THE BOND FUND OF AMERICA℠** | | | | | | | | | | |
| (Funds were first received in this option during July 2008) | | | | | | | | | | |
| Value at beginning of period | | | | | $9.70 | $8.70 | $9.89 | $10.49 | $11.05 | $11.57 |
| Value at end of period | | | | | $8.70 | $9.89 | $10.49 | $11.05 | $11.57 | $11.22 |
| Number of accumulation units outstanding at end of period | | | | | 5,340 | 8,689 | 10,127 | 8,066 | 7,907 | 6,170 |
| **THE GROWTH FUND OF AMERICA®** | | | | | | | | | | |
| Value at beginning of period | $10.05 | $10.83 | $12.23 | $13.42 | $14.71 | $8.87 | $11.80 | $13.10 | $12.33 | $14.70 |
| Value at end of period | $10.83 | $12.23 | $13.42 | $14.71 | $8.87 | $11.80 | $13.10 | $12.33 | $14.70 | $19.46 |
| Number of accumulation units outstanding at end of period | 39,555 | 70,504 | 87,290 | 83,070 | 101,535 | 147,478 | 153,673 | 127,160 | 109,479 | 105,729 |
| **USAA PRECIOUS METALS AND MINERALS FUND** | | | | | | | | | | |
| (Funds were first received in this option during July 2011) | | | | | | | | | | |
| Value at beginning of period | | | | | | | | $10.65 | $8.74 | $7.60 |
| Value at end of period | | | | | | | | $8.74 | $7.60 | $3.65 |
| Number of accumulation units outstanding at end of period | | | | | | | | 5,804 | 12,397 | 14,408 |
| **WANGER INTERNATIONAL** | | | | | | | | | | |
| (Funds were first received in this option during May 2007) | | | | | | | | | | |
| Value at beginning of period | | | | $10.17 | $10.49 | $5.64 | $8.36 | $10.33 | $8.72 | $10.49 |
| Value at end of period | | | | $10.49 | $5.64 | $8.36 | $10.33 | $8.72 | $10.49 | $12.69 |
| Number of accumulation units outstanding at end of period | | | | 858 | 3,048 | 5,579 | 9,021 | 7,932 | 8,517 | 9,314 |
| **WANGER SELECT** | | | | | | | | | | |
| Value at beginning of period | $10.06 | $11.42 | $12.48 | $14.77 | $15.98 | $8.05 | $13.24 | $16.57 | $13.49 | $15.81 |
| Value at end of period | $11.42 | $12.48 | $14.77 | $15.98 | $8.05 | $13.24 | $16.57 | $13.49 | $15.81 | $21.04 |
| Number of accumulation units outstanding at end of period | 1,444 | 5,489 | 8,700 | 12,156 | 17,632 | 23,549 | 25,888 | 22,873 | 22,443 | 21,803 |

CFI 234

**Condensed Financial Information (continued)**

| | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 |
|---|---|---|---|---|---|---|---|---|---|---|
| **WANGER USA** | | | | | | | | | | |
| Value at beginning of period | $16.44 | $13.85 | $14.51 | $11.90 | $8.46 | $14.18 | $13.60 | $12.75 | $11.58 | $10.42 |
| Value at end of period | $21.75 | $16.44 | $13.85 | $14.51 | $11.90 | $8.46 | $14.18 | $13.60 | $12.75 | $11.58 |
| Number of accumulation units outstanding at end of period | 15,750 | 18,581 | 19,229 | 28,103 | 20,138 | 15,976 | 10,731 | 14,363 | 12,348 | 463 |
| **WASHINGTON MUTUAL INVESTORS FUND<sup>SM</sup>** | | | | | | | | | | |
| Value at beginning of period | $13.64 | $12.26 | $11.59 | $10.34 | $8.78 | $13.28 | $12.93 | $11.08 | $10.83 | $10.01 |
| Value at end of period | $17.79 | $13.64 | $12.26 | $11.59 | $10.34 | $8.78 | $13.28 | $12.93 | $11.08 | $10.83 |
| Number of accumulation units outstanding at end of period | 93,936 | 86,855 | 74,781 | 86,377 | 87,674 | 74,633 | 55,425 | 53,142 | 48,482 | 42,278 |
| **WELLS FARGO ADVANTAGE SPECIAL SMALL CAP VALUE FUND** | | | | | | | | | | |
| Value at beginning of period | $24.92 | $22.21 | $22.95 | $18.93 | $14.74 | $21.83 | $24.02 | $20.00 | $18.31 | $16.63 |
| Value at end of period | $34.04 | $24.92 | $22.21 | $22.95 | $18.93 | $14.74 | $21.83 | $24.02 | $20.00 | $18.31 |
| Number of accumulation units outstanding at end of period | 21,199 | 20,331 | 20,115 | 20,927 | 19,957 | 20,995 | 21,884 | 15,413 | 10,452 | 7,952 |

**TABLE 26**

FOR CONTRACTS ISSUED UNDER 403(b), 401(a) AND 401(k) PLANS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 1.15%

(Selected data for accumulation units outstanding throughout each period)

| | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ALGER GREEN FUND** | | | | | | | | | | |
| (Funds were first received in this option during August 2009) | | | | | | | | | | |
| Value at beginning of period | $14.94 | $13.15 | $14.04 | $12.96 | $11.52 | | | | | |
| Value at end of period | $19.90 | $14.94 | $13.15 | $14.04 | $12.96 | | | | | |
| Number of accumulation units outstanding at end of period | 1,450 | 1,088 | 1,075 | 723 | 723 | | | | | |
| **AMANA GROWTH FUND** | | | | | | | | | | |
| (Funds were first received in this option during October 2009) | | | | | | | | | | |
| Value at beginning of period | $11.73 | $10.67 | $10.99 | $9.59 | $9.24 | | | | | |
| Value at end of period | $14.24 | $11.73 | $10.67 | $10.99 | $9.59 | | | | | |
| Number of accumulation units outstanding at end of period | 2,027 | 2,002 | 1,769 | 1,331 | 956 | | | | | |
| **AMANA INCOME FUND** | | | | | | | | | | |
| (Funds were first received in this option during August 2009) | | | | | | | | | | |
| Value at beginning of period | $11.97 | $11.05 | $10.96 | $9.88 | $8.92 | | | | | |
| Value at end of period | $15.35 | $11.97 | $11.05 | $10.96 | $9.88 | | | | | |
| Number of accumulation units outstanding at end of period | 2,527 | 4,052 | 3,379 | 3,567 | 3 | | | | | |
| **AMERICAN CENTURY® INFLATION-ADJUSTED BOND FUND** | | | | | | | | | | |
| (Funds were first received in this option during July 2009) | | | | | | | | | | |
| Value at beginning of period | $13.15 | $12.47 | $11.16 | $10.70 | $10.26 | | | | | |
| Value at end of period | $11.81 | $13.15 | $12.47 | $11.16 | $10.70 | | | | | |
| Number of accumulation units outstanding at end of period | 12,158 | 16,526 | 18,747 | 6,588 | 7,196 | | | | | |
| **ARIEL FUND** | | | | | | | | | | |
| (Funds were first received in this option during August 2010) | | | | | | | | | | |
| Value at beginning of period | $12.04 | $10.12 | $11.55 | $9.77 | | | | | | |
| Value at end of period | $17.22 | $12.04 | $10.12 | $11.55 | | | | | | |
| Number of accumulation units outstanding at end of period | 4,191 | 711 | 694 | 3,186 | | | | | | |
| **ARTISAN INTERNATIONAL FUND** | | | | | | | | | | |
| (Funds were first received in this option during November 2008) | | | | | | | | | | |
| Value at beginning of period | $9.44 | $7.61 | $8.31 | $7.93 | $5.74 | $5.27 | | | | |
| Value at end of period | $11.68 | $9.44 | $7.61 | $8.31 | $7.93 | $5.74 | | | | |
| Number of accumulation units outstanding at end of period | 2,407 | 8,520 | 2,106 | 1,648 | 3,878 | 6 | | | | |
| **ASTON/FAIRPOINTE MID CAP FUND** | | | | | | | | | | |
| (Funds were first received in this option during October 2010) | | | | | | | | | | |
| Value at beginning of period | $12.46 | $10.83 | $11.72 | $10.67 | | | | | | |
| Value at end of period | $17.80 | $12.46 | $10.83 | $11.72 | | | | | | |
| Number of accumulation units outstanding at end of period | 3,221 | 25 | 0 | 2,446 | | | | | | |

**Condensed Financial Information (continued)**

| | 2004 | 2005 | 2006 | 2007 | 2008 | 2009 | 2010 | 2011 | 2012 | 2013 |
|---|---|---|---|---|---|---|---|---|---|---|
| **BLACKROCK MID CAP VALUE OPPORTUNITIES FUND** | | | | | | | | | | |
| (Funds were first received in this option during January 2011) | | | | | | | | | | |
| Value at beginning of period | | | | | | | | $15.95 | $15.39 | $17.22 |
| Value at end of period | | | | | | | | $15.39 | $17.22 | $22.69 |
| Number of accumulation units outstanding at end of period | | | | | | | | 32 | 2,115 | 2,115 |
| **CALVERT VP SRI BALANCED PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $14.90 | $15.95 | $16.66 | $17.91 | $18.20 | $12.35 | $15.30 | $16.96 | $17.53 | $19.15 |
| Value at end of period | $15.95 | $16.66 | $17.91 | $18.20 | $12.35 | $15.30 | $16.96 | $17.53 | $19.15 | $22.34 |
| Number of accumulation units outstanding at end of period | 14,502 | 13,393 | 13,334 | 12,869 | 11,283 | 11,115 | 10,334 | 11,338 | 12,949 | 12,258 |
| **COHEN & STEERS REALTY SHARES, INC.** | | | | | | | | | | |
| (Funds were first received in this option during August 2012) | | | | | | | | | | |
| Value at beginning of period | | | | | | | | | $10.87 | $10.82 |
| Value at end of period | | | | | | | | | $10.82 | $11.03 |
| Number of accumulation units outstanding at end of period | | | | | | | | | 3,735 | 4,849 |
| **COLUMBIA DIVERSIFIED EQUITY INCOME FUND** | | | | | | | | | | |
| (Funds were first received in this option during September 2008) | | | | | | | | | | |
| Value at beginning of period | | | | | $8.11 | $6.18 | $7.77 | $8.94 | $8.38 | $9.53 |
| Value at end of period | | | | | $6.18 | $7.77 | $8.94 | $8.38 | $9.53 | $12.33 |
| Number of accumulation units outstanding at end of period | | | | | 156 | 1,018 | 4,050 | 4,208 | 4,442 | 3,501 |
| **COLUMBIA MID CAP VALUE FUND (CLASS A)** | | | | | | | | | | |
| (Funds were first received in this option during July 2008) | | | | | | | | | | |
| Value at beginning of period | | | | | $8.93 | $6.08 | $7.95 | $9.67 | $9.15 | $10.53 |
| Value at end of period | | | | | $6.08 | $7.95 | $9.67 | $9.15 | $10.53 | $14.07 |
| Number of accumulation units outstanding at end of period | | | | | 1,633 | 2,486 | 2,335 | 2,066 | 2,619 | 2,636 |
| **EUROPACIFIC GROWTH FUND®** | | | | | | | | | | |
| Value at beginning of period | $10.03 | $11.46 | $13.71 | $16.52 | $19.41 | $11.40 | $15.68 | $16.96 | $14.49 | $17.07 |
| Value at end of period | $11.46 | $13.71 | $16.52 | $19.41 | $11.40 | $15.68 | $16.96 | $14.49 | $17.07 | $20.28 |
| Number of accumulation units outstanding at end of period | 1,516 | 15,322 | 60,846 | 85,744 | 128,681 | 136,704 | 109,782 | 99,025 | 92,383 | 81,914 |
| **FIDELITY® VIP CONTRAFUND® PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $19.82 | $22.63 | $26.16 | $28.89 | $33.58 | $19.08 | $25.60 | $29.67 | $28.59 | $32.90 |
| Value at end of period | $22.63 | $26.16 | $28.89 | $33.58 | $19.08 | $25.60 | $29.67 | $28.59 | $32.90 | $42.70 |
| Number of accumulation units outstanding at end of period | 237,826 | 307,647 | 516,840 | 472,873 | 419,213 | 372,022 | 315,602 | 274,820 | 262,014 | 231,975 |
| **FIDELITY® VIP EQUITY-INCOME PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $16.91 | $18.64 | $19.51 | $23.18 | $23.27 | $13.19 | $16.98 | $19.33 | $19.29 | $22.37 |
| Value at end of period | $18.64 | $19.51 | $23.18 | $23.27 | $13.19 | $16.98 | $19.33 | $19.29 | $22.37 | $28.34 |
| Number of accumulation units outstanding at end of period | 110,055 | 97,136 | 169,167 | 149,387 | 132,451 | 140,149 | 120,131 | 98,463 | 90,368 | 79,967 |
| **FIDELITY® VIP GROWTH PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $15.39 | $15.72 | $16.45 | $17.37 | $21.80 | $11.39 | $14.44 | $17.73 | $17.56 | $19.91 |
| Value at end of period | $15.72 | $16.45 | $17.37 | $21.80 | $11.39 | $14.44 | $17.73 | $17.56 | $19.91 | $26.83 |
| Number of accumulation units outstanding at end of period | 105,129 | 90,463 | 144,958 | 140,267 | 137,894 | 107,057 | 92,734 | 89,325 | 76,374 | 64,694 |
| **FIDELITY® VIP OVERSEAS PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $12.85 | $14.43 | $16.99 | $19.83 | $22.99 | $12.77 | $15.98 | $17.87 | $14.63 | $17.46 |
| Value at end of period | $14.43 | $16.99 | $19.83 | $22.99 | $12.77 | $15.98 | $17.87 | $14.63 | $17.46 | $22.52 |
| Number of accumulation units outstanding at end of period | 26,653 | 17,245 | 27,614 | 22,320 | 17,837 | 14,863 | 11,352 | 8,821 | 7,468 | 7,074 |
| **FRANKLIN SMALL CAP VALUE SECURITIES FUND** | | | | | | | | | | |
| Value at beginning of period | $12.06 | $14.76 | $15.87 | $18.35 | $17.71 | $11.73 | $14.97 | $18.98 | $18.06 | $21.13 |
| Value at end of period | $14.76 | $15.87 | $18.35 | $17.71 | $11.73 | $14.97 | $18.98 | $18.06 | $21.13 | $28.46 |
| Number of accumulation units outstanding at end of period | 10,292 | 15,286 | 53,377 | 51,720 | 49,190 | 38,808 | 34,898 | 28,377 | 28,292 | 27,098 |
| **FUNDAMENTAL INVESTORS**[SM] | | | | | | | | | | |
| (Funds were first received in this option during May 2008) | | | | | | | | | | |
| Value at beginning of period | | | | | $10.19 | $6.10 | $8.04 | $9.06 | $8.79 | $10.18 |
| Value at end of period | | | | | $6.10 | $8.04 | $9.06 | $8.79 | $10.18 | $13.23 |
| Number of accumulation units outstanding at end of period | | | | | 8,490 | 26,639 | 24,692 | 19,487 | 19,477 | 17,891 |

| | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $19.63 | $17.07 | $17.83 | $14.78 | $11.02 | $15.18 | $15.81 | $13.86 | $12.99 | $10.83 |
| Value at end of period | $25.49 | $19.63 | $17.07 | $17.83 | $14.78 | $11.02 | $15.18 | $15.81 | $13.86 | $12.99 |
| Number of accumulation units outstanding at end of period | 4,012 | 4,240 | 4,083 | 5,326 | 6,075 | 5,153 | 5,203 | 10,553 | 6,481 | 7,599 |
| **ING BALANCED PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $21.75 | $19.36 | $19.84 | $17.59 | $14.92 | $21.00 | $20.12 | $18.50 | $17.95 | $16.60 |
| Value at end of period | $25.09 | $21.75 | $19.36 | $19.84 | $17.59 | $14.92 | $21.00 | $20.12 | $18.50 | $17.95 |
| Number of accumulation units outstanding at end of period | 169,655 | 196,779 | 198,845 | 219,984 | 268,446 | 274,079 | 344,529 | 397,173 | 150,929 | 156,016 |
| **ING BARON GROWTH PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $21.35 | $18.05 | $17.86 | $14.28 | $10.68 | $18.40 | $17.54 | $15.39 | $14.51 | $11.47 |
| Value at end of period | $29.30 | $21.35 | $18.05 | $17.86 | $14.28 | $10.68 | $18.40 | $17.54 | $15.39 | $14.51 |
| Number of accumulation units outstanding at end of period | 30,410 | 32,483 | 33,084 | 38,797 | 43,569 | 47,093 | 45,358 | 50,549 | 20,706 | 16,631 |
| **ING BLACKROCK HEALTH SCIENCES OPPORTUNITIES PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during August 2005) | | | | | | | | | | |
| Value at beginning of period | $14.58 | $12.42 | $11.99 | $11.34 | $9.55 | $13.55 | $12.63 | $11.21 | $10.79 | |
| Value at end of period | $20.80 | $14.58 | $12.42 | $11.99 | $11.34 | $9.55 | $13.55 | $12.63 | $11.21 | |
| Number of accumulation units outstanding at end of period | 11,982 | 5,917 | 5,794 | 2,898 | 5,206 | 6,547 | 5,517 | 4,093 | 174 | |
| **ING BLACKROCK LARGE CAP GROWTH PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2007) | | | | | | | | | | |
| Value at beginning of period | $10.10 | $8.90 | $9.12 | $8.12 | $6.29 | $10.43 | $10.68 | | | |
| Value at end of period | $13.32 | $10.10 | $8.90 | $9.12 | $8.12 | $6.29 | $10.43 | | | |
| Number of accumulation units outstanding at end of period | 42,345 | 49,969 | 46,136 | 49,258 | 56,474 | 59,675 | 67,131 | | | |
| **ING CLARION GLOBAL REAL ESTATE PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during September 2008) | | | | | | | | | | |
| Value at beginning of period | $11.91 | $9.56 | $10.19 | $8.86 | $6.70 | $9.74 | | | | |
| Value at end of period | $12.24 | $11.91 | $9.56 | $10.19 | $8.86 | $6.70 | | | | |
| Number of accumulation units outstanding at end of period | 29,207 | 35,252 | 37,422 | 51,877 | 59,191 | 54,037 | | | | |
| **ING CLARION REAL ESTATE PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during July 2006) | | | | | | | | | | |
| Value at beginning of period | $12.78 | $11.19 | $10.34 | $8.17 | $6.08 | $10.01 | $12.31 | $10.33 | | |
| Value at end of period | $12.89 | $12.78 | $11.19 | $10.34 | $8.17 | $6.08 | $10.01 | $12.31 | | |
| Number of accumulation units outstanding at end of period | 17,160 | 20,139 | 17,146 | 22,553 | 22,483 | 23,845 | 22,025 | 17,213 | | |
| **ING COLUMBIA CONTRARIAN CORE PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $19.14 | $17.25 | $18.30 | $16.52 | $12.70 | $21.14 | $20.53 | $18.24 | $17.76 | $16.56 |
| Value at end of period | $25.50 | $19.14 | $17.25 | $18.30 | $16.52 | $12.70 | $21.14 | $20.53 | $18.24 | $17.76 |
| Number of accumulation units outstanding at end of period | 1,291 | 2,574 | 2,026 | 2,547 | 4,110 | 3,212 | 5,494 | 4,417 | 3,205 | 4,549 |
| **ING COLUMBIA SMALL CAP VALUE II PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during September 2006) | | | | | | | | | | |
| Value at beginning of period | $11.08 | $9.81 | $10.20 | $8.24 | $6.68 | $10.25 | $10.07 | $9.46 | | |
| Value at end of period | $15.33 | $11.08 | $9.81 | $10.20 | $8.24 | $6.68 | $10.25 | $10.07 | | |
| Number of accumulation units outstanding at end of period | 6,320 | 5,698 | 7,856 | 6,845 | 7,738 | 6,272 | 4,515 | 20 | | |
| **ING FMR℠ DIVERSIFIED MID CAP PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during September 2005) | | | | | | | | | | |
| Value at beginning of period | $15.52 | $13.70 | $15.56 | $12.26 | $8.91 | $14.81 | $13.09 | $11.83 | $11.34 | |
| Value at end of period | $20.87 | $15.52 | $13.70 | $15.56 | $12.26 | $8.91 | $14.81 | $13.09 | $11.83 | |
| Number of accumulation units outstanding at end of period | 13,453 | 15,636 | 25,163 | 28,855 | 21,206 | 20,336 | 20,436 | 20,812 | 2,895 | |
| **ING GLOBAL BOND PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2005) | | | | | | | | | | |
| Value at beginning of period | $14.66 | $13.74 | $13.40 | $11.70 | $9.74 | $11.66 | $10.84 | $10.12 | $9.98 | |
| Value at end of period | $13.91 | $14.66 | $13.74 | $13.40 | $11.70 | $9.74 | $11.66 | $10.84 | $10.12 | |
| Number of accumulation units outstanding at end of period | 28,242 | 35,970 | 36,903 | 49,326 | 47,965 | 76,222 | 79,892 | 98,486 | 57,415 | |

# Condensed Financial Information (continued)

| | 2004 | 2005 | 2006 | 2007 | 2008 | 2009 | 2010 | 2011 | 2012 | 2013 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING GLOBAL RESOURCES PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during January 2007) | | | | | | | | | | |
| Value at beginning of period | | | | $9.68 | $13.47 | $7.86 | $10.68 | $12.85 | $11.54 | $11.08 |
| Value at end of period | | | | $13.47 | $7.86 | $10.68 | $12.85 | $11.54 | $11.08 | $12.45 |
| Number of accumulation units outstanding at end of period | | | | 71,519 | 101,898 | 118,022 | 97,385 | 96,368 | 92,726 | 83,393 |
| **ING GROWTH AND INCOME PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $12.68 | $13.58 | $14.52 | $16.40 | $17.41 | $10.73 | $13.82 | $15.59 | $15.37 | $17.59 |
| Value at end of period | $13.58 | $14.52 | $16.40 | $17.41 | $10.73 | $13.82 | $15.59 | $15.37 | $17.59 | $22.72 |
| Number of accumulation units outstanding at end of period | 307,389 | 258,276 | 895,372 | 780,871 | 700,974 | 603,771 | 539,591 | 499,693 | 454,739 | 425,042 |
| **ING INDEX PLUS LARGECAP PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $17.10 | $18.70 | $19.48 | $22.06 | $22.91 | $14.22 | $17.32 | $19.51 | $19.27 | $21.80 |
| Value at end of period | $18.70 | $19.48 | $22.06 | $22.91 | $14.22 | $17.32 | $19.51 | $19.27 | $21.80 | $28.65 |
| Number of accumulation units outstanding at end of period | 259,832 | 244,135 | 312,930 | 262,914 | 205,126 | 195,772 | 159,467 | 150,031 | 143,894 | 127,320 |
| **ING INDEX PLUS MIDCAP PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $16.42 | $18.92 | $20.79 | $22.49 | $23.45 | $14.48 | $18.85 | $22.72 | $22.20 | $25.83 |
| Value at end of period | $18.92 | $20.79 | $22.49 | $23.45 | $14.48 | $18.85 | $22.72 | $22.20 | $25.83 | $34.36 |
| Number of accumulation units outstanding at end of period | 89,723 | 116,592 | 180,401 | 172,106 | 152,651 | 132,715 | 108,249 | 96,922 | 91,276 | 80,268 |
| **ING INDEX PLUS SMALLCAP PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $12.26 | $14.80 | $15.74 | $17.71 | $16.42 | $10.78 | $13.31 | $16.16 | $15.86 | $17.62 |
| Value at end of period | $14.80 | $15.74 | $17.71 | $16.42 | $10.78 | $13.31 | $16.16 | $15.86 | $17.62 | $24.85 |
| Number of accumulation units outstanding at end of period | 70,348 | 90,740 | 127,955 | 111,071 | 92,831 | 81,074 | 58,585 | 51,154 | 46,081 | 43,182 |
| **ING INTERMEDIATE BOND PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $15.45 | $16.02 | $16.33 | $16.80 | $17.61 | $15.93 | $17.57 | $19.08 | $20.28 | $21.94 |
| Value at end of period | $16.02 | $16.33 | $16.80 | $17.61 | $15.93 | $17.57 | $19.08 | $20.28 | $21.94 | $21.66 |
| Number of accumulation units outstanding at end of period | 65,146 | 62,041 | 176,238 | 160,354 | 158,912 | 146,012 | 121,805 | 95,720 | 84,220 | 74,832 |
| **ING INTERNATIONAL INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during May 2008) | | | | | | | | | | |
| Value at beginning of period | | | | | $10.01 | $5.92 | $7.48 | $7.98 | $6.93 | $8.13 |
| Value at end of period | | | | | $5.92 | $7.48 | $7.98 | $6.93 | $8.13 | $9.76 |
| Number of accumulation units outstanding at end of period | | | | | 3,345 | 50,082 | 37,050 | 34,769 | 31,983 | 33,557 |
| **ING INTERNATIONAL VALUE PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $10.26 | $11.91 | $12.88 | $16.48 | $18.48 | $10.46 | $13.15 | $13.32 | $11.20 | $13.20 |
| Value at end of period | $11.91 | $12.88 | $16.48 | $18.48 | $10.46 | $13.15 | $13.32 | $11.20 | $13.20 | $15.82 |
| Number of accumulation units outstanding at end of period | 64,416 | 76,291 | 100,267 | 108,102 | 100,466 | 78,546 | 55,010 | 40,349 | 32,052 | 24,855 |
| **ING INVESCO COMSTOCK PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $10.66 | $12.30 | $12.58 | $14.41 | $13.92 | $8.74 | $11.10 | $12.64 | $12.23 | $14.35 |
| Value at end of period | $12.30 | $12.58 | $14.41 | $13.92 | $8.74 | $11.10 | $12.64 | $12.23 | $14.35 | $19.15 |
| Number of accumulation units outstanding at end of period | 5,507 | 6,189 | 24,864 | 24,987 | 23,297 | 25,134 | 19,494 | 17,880 | 13,728 | 17,445 |
| **ING INVESCO EQUITY AND INCOME PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2005) | | | | | | | | | | |
| Value at beginning of period | | $10.33 | $11.07 | $12.33 | $12.62 | $9.56 | $11.60 | $12.88 | $12.59 | $14.04 |
| Value at end of period | | $11.07 | $12.33 | $12.62 | $9.56 | $11.60 | $12.88 | $12.59 | $14.04 | $17.35 |
| Number of accumulation units outstanding at end of period | | 159,936 | 236,757 | 202,843 | 173,779 | 146,129 | 121,148 | 106,340 | 127,399 | 90,749 |
| **ING INVESCO GROWTH AND INCOME PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during September 2005) | | | | | | | | | | |
| Value at beginning of period | | $10.93 | $11.05 | $12.67 | $12.85 | $8.61 | $10.55 | $11.73 | $11.35 | $12.85 |
| Value at end of period | | $11.05 | $12.67 | $12.85 | $8.61 | $10.55 | $11.73 | $11.35 | $12.85 | $17.01 |
| Number of accumulation units outstanding at end of period | | 2,792 | 15,542 | 16,290 | 20,661 | 19,659 | 18,517 | 18,508 | 15,545 | 13,559 |
| **ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during August 2005) | | | | | | | | | | |
| Value at beginning of period | | $11.60 | $13.41 | $18.01 | $24.65 | $11.88 | $20.14 | $23.95 | $19.35 | $22.78 |
| Value at end of period | | $13.41 | $18.01 | $24.65 | $11.88 | $20.14 | $23.95 | $19.35 | $22.78 | $21.23 |
| Number of accumulation units outstanding at end of period | | 2,733 | 21,219 | 26,816 | 23,371 | 19,215 | 15,884 | 12,805 | 12,463 | 9,542 |

**Condensed Financial Information (continued)**

| | 2004 | 2005 | 2006 | 2007 | 2008 | 2009 | 2010 | 2011 | 2012 | 2013 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING JPMORGAN MID CAP VALUE PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $11.79 | $14.06 | $15.08 | $17.37 | $17.57 | $11.63 | $14.45 | $17.56 | $17.68 | $20.98 |
| Value at end of period | $14.06 | $15.08 | $17.37 | $17.57 | $11.63 | $14.45 | $17.56 | $17.68 | $20.98 | $27.28 |
| Number of accumulation units outstanding at end of period | 2,497 | 6,179 | 17,947 | 15,043 | 10,941 | 10,445 | 9,169 | 8,575 | 5,259 | 6,952 |
| **ING JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during August 2005) | | | | | | | | | | |
| Value at beginning of period | | $11.20 | $11.30 | $13.03 | $12.66 | $8.77 | $11.04 | $13.83 | $13.49 | $15.83 |
| Value at end of period | | $11.30 | $13.03 | $12.66 | $8.77 | $11.04 | $13.83 | $13.49 | $15.83 | $21.74 |
| Number of accumulation units outstanding at end of period | | 458 | 1,527 | 2,145 | 1,674 | 2,739 | 3,032 | 3,436 | 3,704 | 4,226 |
| **ING LARGE CAP GROWTH PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during January 2011) | | | | | | | | | | |
| Value at beginning of period | | | | | | | | $10.31 | $10.31 | $12.03 |
| Value at end of period | | | | | | | | $10.31 | $12.03 | $15.58 |
| Number of accumulation units outstanding at end of period | | | | | | | | 69,383 | 71,806 | 56,001 |
| **ING LARGE CAP VALUE PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during July 2007) | | | | | | | | | | |
| Value at beginning of period | | | | $9.35 | $9.13 | $6.31 | $7.02 | $8.29 | $8.48 | $9.62 |
| Value at end of period | | | | $9.13 | $6.31 | $7.02 | $8.29 | $8.48 | $9.62 | $12.44 |
| Number of accumulation units outstanding at end of period | | | | 239,700 | 206,885 | 178,785 | 137,361 | 133,935 | 117,329 | 135,644 |
| **ING MARSICO GROWTH PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2008) | | | | | | | | | | |
| Value at beginning of period | | | | | $10.23 | $6.57 | $8.40 | $9.97 | $9.72 | $10.84 |
| Value at end of period | | | | | $6.57 | $8.40 | $9.97 | $9.72 | $10.84 | $14.57 |
| Number of accumulation units outstanding at end of period | | | | | 8,081 | 9,317 | 9,503 | 6,656 | 4,596 | 6,018 |
| **ING MFS TOTAL RETURN PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $11.96 | $13.14 | $13.37 | $14.79 | $15.21 | $11.67 | $13.60 | $14.77 | $14.84 | $16.30 |
| Value at end of period | $13.14 | $13.37 | $14.79 | $15.21 | $11.67 | $13.60 | $14.77 | $14.84 | $16.30 | $19.13 |
| Number of accumulation units outstanding at end of period | 17,416 | 22,327 | 30,812 | 27,027 | 28,139 | 25,440 | 20,948 | 25,094 | 25,476 | 19,563 |
| **ING MFS UTILITIES PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during October 2005) | | | | | | | | | | |
| Value at beginning of period | | $11.11 | $11.42 | $14.76 | $18.59 | $11.45 | $15.03 | $16.89 | $17.76 | $19.89 |
| Value at end of period | | $11.42 | $14.76 | $18.59 | $11.45 | $15.03 | $16.89 | $17.76 | $19.89 | $23.63 |
| Number of accumulation units outstanding at end of period | | 130 | 15,471 | 22,458 | 32,852 | 27,683 | 21,894 | 21,700 | 19,768 | 18,474 |
| **ING MIDCAP OPPORTUNITIES PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $9.36 | $10.32 | $11.26 | $11.99 | $14.91 | $9.19 | $12.85 | $16.56 | $16.29 | $18.39 |
| Value at end of period | $10.32 | $11.26 | $11.99 | $14.91 | $9.19 | $12.85 | $16.56 | $16.29 | $18.39 | $23.99 |
| Number of accumulation units outstanding at end of period | 857 | 208 | 5,707 | 2,446 | 6,487 | 7,884 | 6,689 | 10,829 | 11,039 | 17,142 |
| **ING MONEY MARKET PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $12.55 | $12.54 | $12.77 | $13.24 | $13.76 | $13.96 | $13.85 | $13.72 | $13.57 | $13.42 |
| Value at end of period | $12.54 | $12.77 | $13.24 | $13.76 | $13.96 | $13.85 | $13.72 | $13.57 | $13.42 | $13.27 |
| Number of accumulation units outstanding at end of period | 103,759 | 61,014 | 185,984 | 189,178 | 201,803 | 169,795 | 125,613 | 128,666 | 105,952 | 100,988 |
| **ING MULTI-MANAGER LARGE CAP CORE PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during June 2006) | | | | | | | | | | |
| Value at beginning of period | | | $9.86 | $10.80 | $11.25 | $7.28 | $8.96 | $10.28 | $9.73 | $10.63 |
| Value at end of period | | | $10.80 | $11.25 | $7.28 | $8.96 | $10.28 | $9.73 | $10.63 | $13.73 |
| Number of accumulation units outstanding at end of period | | | 18,008 | 33,068 | 34,878 | 33,744 | 22,545 | 20,394 | 17,228 | 17,078 |
| **ING OPPENHEIMER GLOBAL PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2005) | | | | | | | | | | |
| Value at beginning of period | | $10.42 | $12.13 | $14.15 | $14.91 | $8.80 | $12.14 | $13.93 | $12.65 | $15.22 |
| Value at end of period | | $12.13 | $14.15 | $14.91 | $8.80 | $12.14 | $13.93 | $12.65 | $15.22 | $19.12 |
| Number of accumulation units outstanding at end of period | | 360,152 | 503,672 | 440,703 | 368,464 | 348,809 | 300,492 | 257,763 | 253,995 | 215,983 |

CFI 239

**Condensed Financial Information (continued)**

| | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING PIMCO HIGH YIELD PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during June 2005) | | | | | | | | | | |
| Value at beginning of period | $17.08 | $15.15 | $14.67 | $12.99 | $8.80 | $11.49 | $11.30 | $10.49 | $10.25 | |
| Value at end of period | $17.83 | $17.08 | $15.15 | $14.67 | $12.99 | $8.80 | $11.49 | $11.30 | $10.49 | |
| Number of accumulation units outstanding at end of period | 8,821 | 9,506 | 8,502 | 7,145 | 4,559 | 2,705 | 5,256 | 11,288 | 2,233 | |
| **ING PIMCO TOTAL RETURN PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $16.23 | $15.22 | $14.91 | $14.02 | $12.60 | $12.77 | $11.80 | $11.48 | $11.38 | $11.03 |
| Value at end of period | $15.74 | $16.23 | $15.22 | $14.91 | $14.02 | $12.60 | $12.77 | $11.80 | $11.48 | $11.38 |
| Number of accumulation units outstanding at end of period | 37,986 | 43,285 | 44,639 | 46,834 | 55,341 | 54,300 | 38,904 | 33,800 | 24,313 | 25,945 |
| **ING PIONEER HIGH YIELD PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during August 2006) | | | | | | | | | | |
| Value at beginning of period | $16.98 | $14.78 | $15.06 | $12.80 | $7.75 | $11.10 | $10.58 | $10.16 | | |
| Value at end of period | $18.86 | $16.98 | $14.78 | $15.06 | $12.80 | $7.75 | $11.10 | $10.58 | | |
| Number of accumulation units outstanding at end of period | 4,662 | 5,804 | 1,694 | 1,227 | 2,331 | 858 | 549 | 64 | | |
| **ING RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during July 2009) | | | | | | | | | | |
| Value at beginning of period | $16.31 | $14.41 | $13.99 | $12.54 | $10.70 | | | | | |
| Value at end of period | $21.28 | $16.31 | $14.41 | $13.99 | $12.54 | | | | | |
| Number of accumulation units outstanding at end of period | 791 | 1,702 | 1,267 | 96 | 66 | | | | | |
| **ING RUSSELL™ LARGE CAP INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during August 2008) | | | | | | | | | | |
| Value at beginning of period | $10.42 | $9.12 | $8.99 | $8.11 | $6.63 | $8.94 | | | | |
| Value at end of period | $13.60 | $10.42 | $9.12 | $8.99 | $8.11 | $6.63 | | | | |
| Number of accumulation units outstanding at end of period | 11,912 | 12,216 | 14,574 | 9,491 | 8,501 | 1,375 | | | | |
| **ING RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during July 2009) | | | | | | | | | | |
| Value at beginning of period | $14.82 | $12.93 | $13.00 | $11.84 | $10.05 | | | | | |
| Value at end of period | $19.25 | $14.82 | $12.93 | $13.00 | $11.84 | | | | | |
| Number of accumulation units outstanding at end of period | 3,102 | 2,994 | 3,843 | 2,965 | 1,726 | | | | | |
| **ING RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during August 2009) | | | | | | | | | | |
| Value at beginning of period | $17.62 | $15.43 | $15.96 | $12.83 | $11.40 | | | | | |
| Value at end of period | $23.49 | $17.62 | $15.43 | $15.96 | $12.83 | | | | | |
| Number of accumulation units outstanding at end of period | 5,915 | 5,821 | 6,393 | 8,606 | 5,761 | | | | | |
| **ING RUSSELL™ MID CAP INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during August 2008) | | | | | | | | | | |
| Value at beginning of period | $11.39 | $9.84 | $10.15 | $8.20 | $5.92 | $9.34 | | | | |
| Value at end of period | $15.11 | $11.39 | $9.84 | $10.15 | $8.20 | $5.92 | | | | |
| Number of accumulation units outstanding at end of period | 8,906 | 5,536 | 5,342 | 3,039 | 5,275 | 959 | | | | |
| **ING RUSSELL™ SMALL CAP INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during September 2008) | | | | | | | | | | |
| Value at beginning of period | $11.85 | $10.33 | $10.87 | $8.70 | $6.95 | $10.32 | | | | |
| Value at end of period | $16.25 | $11.85 | $10.33 | $10.87 | $8.70 | $6.95 | | | | |
| Number of accumulation units outstanding at end of period | 3,982 | 2,358 | 1,150 | 529 | 574 | 1,944 | | | | |
| **ING SMALLCAP OPPORTUNITIES PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $12.12 | $10.64 | $10.67 | $8.16 | $6.30 | $9.72 | $8.94 | $8.03 | $7.45 | $6.84 |
| Value at end of period | $16.66 | $12.12 | $10.64 | $10.67 | $8.16 | $6.30 | $9.72 | $8.94 | $8.03 | $7.45 |
| Number of accumulation units outstanding at end of period | 13,161 | 14,332 | 12,436 | 10,166 | 9,166 | 6,824 | 5,023 | 3,720 | 2,150 | 1,800 |
| **ING SMALL COMPANY PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $33.96 | $30.00 | $31.12 | $25.31 | $20.07 | $29.44 | $28.13 | $24.36 | $22.35 | $19.76 |
| Value at end of period | $46.25 | $33.96 | $30.00 | $31.12 | $25.31 | $20.07 | $29.44 | $28.13 | $24.36 | $22.35 |
| Number of accumulation units outstanding at end of period | 35,704 | 38,603 | 45,379 | 44,898 | 50,706 | 58,496 | 62,006 | 74,969 | 76,125 | 87,891 |

**Condensed Financial Information (continued)**

| | 2004 | 2005 | 2006 | 2007 | 2008 | 2009 | 2010 | 2011 | 2012 | 2013 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING SOLUTION 2015 PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during October 2005) | | | | | | | | | | |
| Value at beginning of period | | $10.40 | $10.69 | $11.70 | $12.10 | $8.75 | $10.58 | $11.64 | $11.42 | $12.58 |
| Value at end of period | | $10.69 | $11.70 | $12.10 | $8.75 | $10.58 | $11.64 | $11.42 | $12.58 | $13.57 |
| Number of accumulation units outstanding at end of period | | 1,757 | 28,240 | 48,075 | 45,987 | 80,898 | 46,517 | 34,877 | 29,745 | 22,979 |
| **ING SOLUTION 2025 PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during October 2005) | | | | | | | | | | |
| Value at beginning of period | | $10.55 | $10.92 | $12.15 | $12.57 | $8.22 | $10.22 | $11.49 | $11.01 | $12.34 |
| Value at end of period | | $10.92 | $12.15 | $12.57 | $8.22 | $10.22 | $11.49 | $11.01 | $12.34 | $14.20 |
| Number of accumulation units outstanding at end of period | | 1,464 | 16,553 | 40,204 | 61,989 | 100,241 | 64,088 | 57,495 | 54,189 | 47,337 |
| **ING SOLUTION 2035 PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during October 2005) | | | | | | | | | | |
| Value at beginning of period | | $10.79 | $11.07 | $12.49 | $13.01 | $8.10 | $10.28 | $11.64 | $10.97 | $12.48 |
| Value at end of period | | $11.07 | $12.49 | $13.01 | $8.10 | $10.28 | $11.64 | $10.97 | $12.48 | $14.85 |
| Number of accumulation units outstanding at end of period | | 4,488 | 23,517 | 37,839 | 60,945 | 81,376 | 65,999 | 65,899 | 61,812 | 55,103 |
| **ING SOLUTION 2045 PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during October 2005) | | | | | | | | | | |
| Value at beginning of period | | $10.80 | $11.28 | $12.83 | $13.42 | $7.98 | $10.24 | $11.66 | $10.93 | $12.48 |
| Value at end of period | | $11.28 | $12.83 | $13.42 | $7.98 | $10.24 | $11.66 | $10.93 | $12.48 | $15.23 |
| Number of accumulation units outstanding at end of period | | 350 | 5,417 | 14,280 | 25,773 | 36,848 | 38,066 | 31,149 | 36,531 | 31,884 |
| **ING SOLUTION 2055 PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during January 2011) | | | | | | | | | | |
| Value at beginning of period | | | | | | | | $11.72 | $10.81 | $12.35 |
| Value at end of period | | | | | | | | $10.81 | $12.35 | $15.08 |
| Number of accumulation units outstanding at end of period | | | | | | | | 231 | 863 | 8,037 |
| **ING SOLUTION BALANCED PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during March 2012) | | | | | | | | | | |
| Value at beginning of period | | | | | | | | | $9.98 | $10.27 |
| Value at end of period | | | | | | | | | $10.27 | $11.74 |
| Number of accumulation units outstanding at end of period | | | | | | | | | 61 | 295 |
| **ING SOLUTION INCOME PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during February 2007) | | | | | | | | | | |
| Value at beginning of period | | | | $11.11 | $11.38 | $9.38 | $10.87 | $11.77 | $11.68 | $12.67 |
| Value at end of period | | | | $11.38 | $9.38 | $10.87 | $11.77 | $11.68 | $12.67 | $13.40 |
| Number of accumulation units outstanding at end of period | | | | 1,333 | 5 | 3,196 | 65 | 5 | 20 | 219 |
| **ING SOLUTION MODERATELY CONSERVATIVE PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2009) | | | | | | | | | | |
| Value at beginning of period | | | | | | $7.46 | $9.09 | $9.99 | $9.81 | $10.86 |
| Value at end of period | | | | | | $9.09 | $9.99 | $9.81 | $10.86 | $11.76 |
| Number of accumulation units outstanding at end of period | | | | | | 126 | 175 | 219 | 486 | 5,220 |
| **ING STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $14.66 | $15.65 | $16.06 | $17.21 | $18.00 | $13.60 | $15.84 | $17.40 | $17.51 | $19.44 |
| Value at end of period | $15.65 | $16.06 | $17.21 | $18.00 | $13.60 | $15.84 | $17.40 | $17.51 | $19.44 | $21.54 |
| Number of accumulation units outstanding at end of period | 32,084 | 28,310 | 42,794 | 42,056 | 39,251 | 26,909 | 22,240 | 20,625 | 21,690 | 21,406 |
| **ING STRATEGIC ALLOCATION GROWTH PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $14.24 | $15.77 | $16.56 | $18.53 | $19.24 | $12.16 | $15.06 | $16.83 | $16.15 | $18.36 |
| Value at end of period | $15.77 | $16.56 | $18.53 | $19.24 | $12.16 | $15.06 | $16.83 | $16.15 | $18.36 | $22.21 |
| Number of accumulation units outstanding at end of period | 77,380 | 78,752 | 88,680 | 79,014 | 79,897 | 68,921 | 53,867 | 48,132 | 46,658 | 43,378 |
| **ING STRATEGIC ALLOCATION MODERATE PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $14.23 | $15.50 | $16.05 | $17.64 | $18.39 | $12.64 | $15.22 | $16.86 | $16.57 | $18.61 |
| Value at end of period | $15.50 | $16.05 | $17.64 | $18.39 | $12.64 | $15.22 | $16.86 | $16.57 | $18.61 | $21.45 |
| Number of accumulation units outstanding at end of period | 98,752 | 91,280 | 95,783 | 88,914 | 86,697 | 78,726 | 59,500 | 45,610 | 40,863 | 34,271 |

CFI 241

# Condensed Financial Information (continued)

| | 2004 | 2005 | 2006 | 2007 | 2008 | 2009 | 2010 | 2011 | 2012 | 2013 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during August 2005) | | | | | | | | | | |
| Value at beginning of period | | $10.73 | $10.94 | $12.40 | $12.79 | $9.17 | $12.08 | $13.61 | $13.85 | $15.67 |
| Value at end of period | | $10.94 | $12.40 | $12.79 | $9.17 | $12.08 | $13.61 | $13.85 | $15.67 | $18.93 |
| Number of accumulation units outstanding at end of period | | 5,221 | 64,899 | 103,974 | 117,937 | 142,638 | 154,831 | 150,227 | 158,166 | 156,090 |
| **ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2005) | | | | | | | | | | |
| Value at beginning of period | | $10.24 | $11.45 | $12.35 | $13.84 | $7.78 | $11.26 | $14.31 | $13.62 | $15.63 |
| Value at end of period | | $11.45 | $12.35 | $13.84 | $7.78 | $11.26 | $14.31 | $13.62 | $15.63 | $20.89 |
| Number of accumulation units outstanding at end of period | | 183,985 | 272,350 | 220,002 | 185,791 | 176,871 | 153,317 | 140,452 | 142,654 | 122,394 |
| **ING T. ROWE PRICE EQUITY INCOME PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $12.81 | $14.69 | $15.10 | $17.77 | $18.11 | $11.51 | $14.22 | $16.16 | $15.83 | $18.35 |
| Value at end of period | $14.69 | $15.10 | $17.77 | $18.11 | $11.51 | $14.22 | $16.16 | $15.83 | $18.35 | $23.53 |
| Number of accumulation units outstanding at end of period | 8,439 | 16,298 | 46,251 | 37,594 | 35,274 | 35,342 | 27,945 | 22,183 | 20,758 | 21,904 |
| **ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $17.45 | $18.98 | $19.92 | $22.31 | $24.24 | $13.85 | $19.57 | $22.61 | $22.11 | $25.99 |
| Value at end of period | $18.98 | $19.92 | $22.31 | $24.24 | $13.85 | $19.57 | $22.61 | $22.11 | $25.99 | $35.78 |
| Number of accumulation units outstanding at end of period | 63,612 | 55,822 | 81,985 | 69,959 | 63,752 | 73,187 | 65,975 | 57,193 | 59,756 | 47,876 |
| **ING T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during August 2005) | | | | | | | | | | |
| Value at beginning of period | | $10.80 | $12.44 | $15.25 | $18.18 | $9.07 | $12.34 | $13.88 | $12.03 | $14.12 |
| Value at end of period | | $12.44 | $15.25 | $18.18 | $9.07 | $12.34 | $13.88 | $12.03 | $14.12 | $15.96 |
| Number of accumulation units outstanding at end of period | | 1,214 | 2,889 | 5,990 | 7,371 | 8,716 | 7,419 | 7,376 | 4,608 | 4,228 |
| **ING TEMPLETON FOREIGN EQUITY PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2008) | | | | | | | | | | |
| Value at beginning of period | | | | | $10.20 | $6.29 | $8.22 | $8.84 | $7.69 | $9.04 |
| Value at end of period | | | | | $6.29 | $8.22 | $8.84 | $7.69 | $9.04 | $10.75 |
| Number of accumulation units outstanding at end of period | | | | | 64,548 | 57,156 | 46,788 | 36,943 | 58,373 | 53,693 |
| **ING TEMPLETON GLOBAL GROWTH PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during November 2006) | | | | | | | | | | |
| Value at beginning of period | | | $10.81 | $11.07 | $11.20 | $6.68 | $8.74 | $9.31 | $8.67 | $10.44 |
| Value at end of period | | | $11.07 | $11.20 | $6.68 | $8.74 | $9.31 | $8.67 | $10.44 | $13.48 |
| Number of accumulation units outstanding at end of period | | | 2,935 | 1,389 | 636 | 686 | 602 | 1,150 | 1,251 | 1,201 |
| **ING U.S. BOND INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during October 2008) | | | | | | | | | | |
| Value at beginning of period | | | | | $9.90 | $10.19 | $10.67 | $11.19 | $11.86 | $12.18 |
| Value at end of period | | | | | $10.19 | $10.67 | $11.19 | $11.86 | $12.18 | $11.73 |
| Number of accumulation units outstanding at end of period | | | | | 4,568 | 3,048 | 10,490 | 13,009 | 9,868 | 9,873 |
| **INVESCO MID CAP CORE EQUITY FUND** | | | | | | | | | | |
| (Funds were first received in this option during October 2009) | | | | | | | | | | |
| Value at beginning of period | | | | | | $11.74 | $12.27 | $13.65 | $12.65 | $13.81 |
| Value at end of period | | | | | | $12.27 | $13.65 | $12.65 | $13.81 | $17.63 |
| Number of accumulation units outstanding at end of period | | | | | | 40 | 2,008 | 50 | 50 | 390 |
| **INVESCO V.I. AMERICAN FRANCHISE FUND** | | | | | | | | | | |
| (Funds were first received in this option during April 2012) | | | | | | | | | | |
| Value at beginning of period | | | | | | | | | $37.16 | $35.95 |
| Value at end of period | | | | | | | | | $35.95 | $49.80 |
| Number of accumulation units outstanding at end of period | | | | | | | | | 4,068 | 4,139 |
| **INVESCO V.I. CORE EQUITY FUND** | | | | | | | | | | |
| Value at beginning of period | $7.75 | $8.35 | $8.70 | $10.03 | $10.72 | $7.40 | $9.39 | $10.17 | $10.05 | $11.31 |
| Value at end of period | $8.35 | $8.70 | $10.03 | $10.72 | $7.40 | $9.39 | $10.17 | $10.05 | $11.31 | $14.45 |
| Number of accumulation units outstanding at end of period | 36,127 | 24,077 | 62,589 | 47,594 | 39,838 | 37,091 | 30,365 | 27,418 | 26,602 | 21,051 |

| | 2004 | 2005 | 2006 | 2007 | 2008 | 2009 | 2010 | 2011 | 2012 | 2013 |
|---|---|---|---|---|---|---|---|---|---|---|
| **JANUS ASPEN BALANCED PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $21.14 | $22.68 | $24.21 | $26.49 | $28.95 | $24.09 | $29.97 | $32.12 | $32.27 | $36.24 |
| Value at end of period | $22.68 | $24.21 | $26.49 | $28.95 | $24.09 | $29.97 | $32.12 | $32.27 | $36.24 | $43.05 |
| Number of accumulation units outstanding at end of period | 99,265 | 7 | 15 | 23 | 33 | 42 | 50 | 58 | 64 | 72 |
| **JANUS ASPEN ENTERPRISE PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $12.01 | $14.33 | $15.92 | $17.88 | $21.56 | $12.00 | $17.18 | $21.37 | $20.82 | $24.15 |
| Value at end of period | $14.33 | $15.92 | $17.88 | $21.56 | $12.00 | $17.18 | $21.37 | $20.82 | $24.15 | $31.60 |
| Number of accumulation units outstanding at end of period | 161,764 | 12 | 289 | 12 | 0 | 0 | 0 | 0 | 0 | 0 |
| **JANUS ASPEN FLEXIBLE BOND PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $16.75 | $17.21 | $17.36 | $17.88 | $18.92 | $19.83 | $22.20 | $23.69 | $25.00 | $26.78 |
| Value at end of period | $17.21 | $17.36 | $17.88 | $18.92 | $19.83 | $22.20 | $23.69 | $25.00 | $26.78 | $26.43 |
| Number of accumulation units outstanding at end of period | 22,339 | 413 | 513 | 22 | 10 | 11 | 11 | 11 | 0 | 0 |
| **JANUS ASPEN GLOBAL RESEARCH PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $16.39 | $16.98 | $17.77 | $20.77 | $22.50 | $12.31 | $16.76 | $19.19 | $16.36 | $19.43 |
| Value at end of period | $16.98 | $17.77 | $20.77 | $22.50 | $12.31 | $16.76 | $19.19 | $16.36 | $19.43 | $24.66 |
| Number of accumulation units outstanding at end of period | 165,204 | 13 | 158 | 35 | 46 | 63 | 78 | 91 | 103 | 119 |
| **LAZARD U.S. MID CAP EQUITY PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2008) | | | | | | | | | | |
| Value at beginning of period | | | | | $8.25 | $5.31 | $7.26 | $8.84 | $8.22 | $8.57 |
| Value at end of period | | | | | $5.31 | $7.26 | $8.84 | $8.22 | $8.57 | $11.24 |
| Number of accumulation units outstanding at end of period | | | | | 134 | 119 | 30 | 39 | 192 | 57 |
| **LOOMIS SAYLES SMALL CAP VALUE FUND** | | | | | | | | | | |
| (Funds were first received in this option during July 2008) | | | | | | | | | | |
| Value at beginning of period | | | | | $9.61 | $7.16 | $9.09 | $11.21 | $10.88 | $12.49 |
| Value at end of period | | | | | $7.16 | $9.09 | $11.21 | $10.88 | $12.49 | $16.73 |
| Number of accumulation units outstanding at end of period | | | | | 1,710 | 4,679 | 4,346 | 4,895 | 4,468 | 4,802 |
| **LORD ABBETT SERIES FUND - MID CAP STOCK PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $10.28 | $12.60 | $13.49 | $14.96 | $14.88 | $8.92 | $11.16 | $13.84 | $13.13 | $14.87 |
| Value at end of period | $12.60 | $13.49 | $14.96 | $14.88 | $8.92 | $11.16 | $13.84 | $13.13 | $14.87 | $19.16 |
| Number of accumulation units outstanding at end of period | 23,810 | 18,052 | 76,390 | 64,002 | 53,990 | 47,914 | 36,984 | 32,890 | 33,973 | 30,453 |
| **METWEST TOTAL RETURN BOND FUND** | | | | | | | | | | |
| (Funds were first received in this option during September 2013) | | | | | | | | | | |
| Value at beginning of period | | | | | | | | | | $9.59 |
| Value at end of period | | | | | | | | | | $9.72 |
| Number of accumulation units outstanding at end of period | | | | | | | | | | 26 |
| **NEUBERGER BERMAN SOCIALLY RESPONSIVE FUND®** | | | | | | | | | | |
| (Funds were first received in this option during March 2007) | | | | | | | | | | |
| Value at beginning of period | | | | $10.69 | $11.35 | $6.86 | $8.83 | $10.70 | $10.26 | $11.24 |
| Value at end of period | | | | $11.35 | $6.86 | $8.83 | $10.70 | $10.26 | $11.24 | $15.32 |
| Number of accumulation units outstanding at end of period | | | | 340 | 1,736 | 3,637 | 3,783 | 4,487 | 4,854 | 5,833 |
| **NEW PERSPECTIVE FUND®** | | | | | | | | | | |
| Value at beginning of period | $10.12 | $11.33 | $12.46 | $14.76 | $16.92 | $10.39 | $14.12 | $15.74 | $14.37 | $17.15 |
| Value at end of period | $11.33 | $12.46 | $14.76 | $16.92 | $10.39 | $14.12 | $15.74 | $14.37 | $17.15 | $21.50 |
| Number of accumulation units outstanding at end of period | 2,962 | 7,179 | 20,029 | 22,209 | 19,817 | 19,204 | 17,976 | 14,209 | 12,312 | 13,240 |
| **OPPENHEIMER DEVELOPING MARKETS FUND** | | | | | | | | | | |
| Value at beginning of period | $21.66 | $28.92 | $40.38 | $49.97 | $66.12 | $33.97 | $61.03 | $76.61 | $62.03 | $74.10 |
| Value at end of period | $28.92 | $40.38 | $49.97 | $66.12 | $33.97 | $61.03 | $76.61 | $62.03 | $74.10 | $79.37 |
| Number of accumulation units outstanding at end of period | 7,115 | 14,542 | 53,110 | 39,851 | 38,610 | 42,528 | 37,535 | 33,151 | 33,298 | 29,805 |
| **OPPENHEIMER GLOBAL FUND/VA** | | | | | | | | | | |
| Value at beginning of period | $14.44 | $18.19 | $20.56 | $23.92 | $25.14 | $14.86 | $20.54 | $23.54 | $21.34 | $25.59 |
| Value at end of period | $18.19 | $20.56 | $23.92 | $25.14 | $14.86 | $20.54 | $23.54 | $21.34 | $25.59 | $32.20 |
| Number of accumulation units outstanding at end of period | 83,303 | 66 | 336 | 307 | 319 | 373 | 359 | 349 | 52 | 52 |

**Condensed Financial Information (continued)**

| | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 |
|---|---|---|---|---|---|---|---|---|---|---|
| **OPPENHEIMER MAIN STREET SMALL CAP FUND®/VA** | | | | | | | | | | |
| (Funds were first received in this option during August 2005) | | | | | | | | | | |
| Value at beginning of period | $14.93 | $12.80 | $13.24 | $10.86 | $8.00 | $13.02 | $13.34 | $11.73 | $11.11 | |
| Value at end of period | $20.82 | $14.93 | $12.80 | $13.24 | $10.86 | $8.00 | $13.02 | $13.34 | $11.73 | |
| Number of accumulation units outstanding at end of period | 3,429 | 2,399 | 3,618 | 3,692 | 3,606 | 5,762 | 7,126 | 7,787 | 998 | |
| **PAX WORLD BALANCED FUND** | | | | | | | | | | |
| Value at beginning of period | $12.70 | $11.54 | $11.89 | $10.75 | $8.96 | $13.09 | $12.10 | $11.05 | $10.61 | $9.54 |
| Value at end of period | $14.60 | $12.70 | $11.54 | $11.89 | $10.75 | $8.96 | $13.09 | $12.10 | $11.05 | $10.61 |
| Number of accumulation units outstanding at end of period | 27,678 | 27,189 | 28,289 | 33,814 | 36,075 | 46,317 | 43,591 | 61,840 | 15,096 | 3,783 |
| **PIMCO VIT REAL RETURN PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $16.17 | $15.04 | $13.63 | $12.75 | $10.90 | $11.86 | $10.85 | $10.89 | $10.79 | $10.43 |
| Value at end of period | $14.51 | $16.17 | $15.04 | $13.63 | $12.75 | $10.90 | $11.86 | $10.85 | $10.89 | $10.79 |
| Number of accumulation units outstanding at end of period | 55,660 | 71,972 | 60,243 | 59,036 | 46,515 | 40,014 | 24,753 | 23,310 | 11,316 | 4,166 |
| **PIONEER EMERGING MARKETS VCT PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during June 2007) | | | | | | | | | | |
| Value at beginning of period | $8.73 | $7.88 | $10.41 | $9.09 | $5.26 | $12.74 | $10.67 | | | |
| Value at end of period | $8.46 | $8.73 | $7.88 | $10.41 | $9.09 | $5.26 | $12.74 | | | |
| Number of accumulation units outstanding at end of period | 8,739 | 11,312 | 13,253 | 16,867 | 24,517 | 21,863 | 16,143 | | | |
| **PIONEER HIGH YIELD VCT PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $15.88 | $13.84 | $14.24 | $12.20 | $7.69 | $12.05 | $11.51 | $10.74 | $10.65 | $10.35 |
| Value at end of period | $17.59 | $15.88 | $13.84 | $14.24 | $12.20 | $7.69 | $12.05 | $11.51 | $10.74 | $10.65 |
| Number of accumulation units outstanding at end of period | 9,883 | 10,629 | 11,298 | 14,218 | 17,456 | 18,956 | 26,903 | 18,323 | 2,134 | 2,409 |
| **SMALLCAP WORLD FUND®** | | | | | | | | | | |
| (Funds were first received in this option during June 2008) | | | | | | | | | | |
| Value at beginning of period | $10.45 | $8.66 | $10.23 | $8.28 | $5.45 | $9.38 | | | | |
| Value at end of period | $13.36 | $10.45 | $8.66 | $10.23 | $8.28 | $5.45 | | | | |
| Number of accumulation units outstanding at end of period | 2,227 | 2,408 | 1,855 | 5,575 | 6,229 | 1,648 | | | | |
| **TEMPLETON GLOBAL BOND FUND** | | | | | | | | | | |
| Value at beginning of period | $20.78 | $18.16 | $18.81 | $16.89 | $14.37 | $13.68 | $12.48 | $11.13 | $11.62 | $10.76 |
| Value at end of period | $21.00 | $20.78 | $18.16 | $18.81 | $16.89 | $14.37 | $13.68 | $12.48 | $11.13 | $11.62 |
| Number of accumulation units outstanding at end of period | 66,852 | 68,596 | 67,553 | 71,487 | 89,902 | 71,677 | 56,231 | 53,829 | 10,088 | 1,133 |
| **THE BOND FUND OF AMERICA℠** | | | | | | | | | | |
| (Funds were first received in this option during August 2008) | | | | | | | | | | |
| Value at beginning of period | $11.55 | $11.03 | $10.48 | $9.88 | $8.70 | $9.67 | | | | |
| Value at end of period | $11.19 | $11.55 | $11.03 | $10.48 | $9.88 | $8.70 | | | | |
| Number of accumulation units outstanding at end of period | 5,293 | 7,920 | 8,866 | 6,708 | 5,716 | 3,461 | | | | |
| **THE GROWTH FUND OF AMERICA®** | | | | | | | | | | |
| Value at beginning of period | $14.64 | $12.28 | $13.06 | $11.77 | $8.85 | $14.69 | $13.40 | $12.22 | $10.82 | $9.90 |
| Value at end of period | $19.37 | $14.64 | $12.28 | $13.06 | $11.77 | $8.85 | $14.69 | $13.40 | $12.22 | $10.82 |
| Number of accumulation units outstanding at end of period | 140,070 | 154,558 | 178,664 | 205,347 | 247,547 | 238,743 | 156,979 | 154,499 | 32,998 | 9,197 |
| **USAA PRECIOUS METALS AND MINERALS FUND** | | | | | | | | | | |
| (Funds were first received in this option during July 2011) | | | | | | | | | | |
| Value at beginning of period | $7.60 | $8.74 | $10.92 | | | | | | | |
| Value at end of period | $3.65 | $7.60 | $8.74 | | | | | | | |
| Number of accumulation units outstanding at end of period | 6,316 | 5,006 | 1,517 | | | | | | | |
| **WANGER INTERNATIONAL** | | | | | | | | | | |
| (Funds were first received in this option during July 2007) | | | | | | | | | | |
| Value at beginning of period | $10.46 | $8.70 | $10.31 | $8.35 | $5.64 | $10.49 | $10.53 | | | |
| Value at end of period | $12.65 | $10.46 | $8.70 | $10.31 | $8.35 | $5.64 | $10.49 | | | |
| Number of accumulation units outstanding at end of period | 26,026 | 26,469 | 25,330 | 18,723 | 11,102 | 7,872 | 4,389 | | | |
| **WANGER SELECT** | | | | | | | | | | |
| Value at beginning of period | $15.74 | $13.44 | $16.51 | $13.20 | $8.03 | $15.96 | $14.76 | $12.47 | $11.42 | $9.43 |
| Value at end of period | $20.94 | $15.74 | $13.44 | $16.51 | $13.20 | $8.03 | $15.96 | $14.76 | $12.47 | $11.42 |
| Number of accumulation units outstanding at end of period | 21,640 | 26,435 | 30,529 | 39,157 | 36,490 | 38,325 | 36,933 | 36,890 | 2,968 | 1,239 |

# Condensed Financial Information (continued)

| | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 |
|---|---|---|---|---|---|---|---|---|---|---|
| **WANGER USA** | | | | | | | | | | |
| Value at beginning of period | $16.37 | $13.80 | $14.47 | $11.86 | $8.44 | $14.15 | $13.58 | $12.74 | $11.58 | $9.99 |
| Value at end of period | $21.65 | $16.37 | $13.80 | $14.47 | $11.86 | $8.44 | $14.15 | $13.58 | $12.74 | $11.58 |
| Number of accumulation units outstanding at end of period | 10,367 | 9,829 | 11,033 | 9,952 | 10,952 | 13,782 | 14,889 | 15,593 | 1,261 | 24 |
| **WASHINGTON MUTUAL INVESTORS FUND℠** | | | | | | | | | | |
| Value at beginning of period | $13.58 | $12.21 | $11.55 | $10.31 | $8.76 | $13.26 | $12.91 | $11.07 | $10.82 | $10.18 |
| Value at end of period | $17.70 | $13.58 | $12.21 | $11.55 | $10.31 | $8.76 | $13.26 | $12.91 | $11.07 | $10.82 |
| Number of accumulation units outstanding at end of period | 32,927 | 39,239 | 43,088 | 49,817 | 60,162 | 60,153 | 62,681 | 73,234 | 20,787 | 8,984 |
| **WELLS FARGO ADVANTAGE SPECIAL SMALL CAP VALUE FUND** | | | | | | | | | | |
| Value at beginning of period | $24.77 | $22.09 | $22.83 | $18.84 | $14.68 | $21.75 | $23.94 | $19.95 | $18.27 | $16.27 |
| Value at end of period | $33.81 | $24.77 | $22.09 | $22.83 | $18.84 | $14.68 | $21.75 | $23.94 | $19.95 | $18.27 |
| Number of accumulation units outstanding at end of period | 33,256 | 32,602 | 33,566 | 42,598 | 39,610 | 46,123 | 41,654 | 47,470 | 7,980 | 2,724 |

## TABLE 27

FOR CONTRACTS ISSUED UNDER 403(b), 401(a) AND 401(k) PLANS ISSUED SINCE 1996 WITH TOTAL SEPARATE ACCOUNT CHARGES OF 1.20%
(Selected data for accumulation units outstanding throughout each period)

| | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ALGER GREEN FUND** | | | | | | | | | | |
| (Funds were first received in this option during June 2011) | | | | | | | | | | |
| Value at beginning of period | $14.91 | $13.14 | $13.48 | | | | | | | |
| Value at end of period | $19.85 | $14.91 | $13.14 | | | | | | | |
| Number of accumulation units outstanding at end of period | 273 | 184 | 14 | | | | | | | |
| **AMANA GROWTH FUND** | | | | | | | | | | |
| (Funds were first received in this option during September 2009) | | | | | | | | | | |
| Value at beginning of period | $11.70 | $10.65 | $10.98 | $9.59 | $8.46 | | | | | |
| Value at end of period | $14.20 | $11.70 | $10.65 | $10.98 | $9.59 | | | | | |
| Number of accumulation units outstanding at end of period | 985 | 8,074 | 7,014 | 10,857 | 3,738 | | | | | |
| **AMANA INCOME FUND** | | | | | | | | | | |
| (Funds were first received in this option during September 2009) | | | | | | | | | | |
| Value at beginning of period | $11.95 | $11.03 | $10.95 | $9.87 | $8.94 | | | | | |
| Value at end of period | $15.31 | $11.95 | $11.03 | $10.95 | $9.87 | | | | | |
| Number of accumulation units outstanding at end of period | 3,841 | 3,115 | 1,773 | 1,127 | 737 | | | | | |
| **AMERICAN CENTURY® INFLATION-ADJUSTED BOND FUND** | | | | | | | | | | |
| (Funds were first received in this option during August 2009) | | | | | | | | | | |
| Value at beginning of period | $13.12 | $12.45 | $11.15 | $10.70 | $10.28 | | | | | |
| Value at end of period | $11.78 | $13.12 | $12.45 | $11.15 | $10.70 | | | | | |
| Number of accumulation units outstanding at end of period | 6,138 | 6,101 | 1,741 | 4,274 | 3,791 | | | | | |
| **ARIEL FUND** | | | | | | | | | | |
| (Funds were first received in this option during April 2012) | | | | | | | | | | |
| Value at beginning of period | $12.02 | $11.18 | | | | | | | | |
| Value at end of period | $17.19 | $12.02 | | | | | | | | |
| Number of accumulation units outstanding at end of period | 7 | 19 | | | | | | | | |
| **ARTISAN INTERNATIONAL FUND** | | | | | | | | | | |
| (Funds were first received in this option during October 2008) | | | | | | | | | | |
| Value at beginning of period | $9.41 | $7.60 | $8.29 | $7.92 | $5.74 | $5.71 | | | | |
| Value at end of period | $11.64 | $9.41 | $7.60 | $8.29 | $7.92 | $5.74 | | | | |
| Number of accumulation units outstanding at end of period | 1,254 | 1,018 | 3,035 | 4 | 285 | 470 | | | | |
| **ASTON/FAIRPOINTE MID CAP FUND** | | | | | | | | | | |
| (Funds were first received in this option during February 2011) | | | | | | | | | | |
| Value at beginning of period | $12.45 | $10.82 | $12.48 | | | | | | | |
| Value at end of period | $17.77 | $12.45 | $10.82 | | | | | | | |
| Number of accumulation units outstanding at end of period | 4,336 | 1,930 | 766 | | | | | | | |

# Condensed Financial Information (continued)

| | 2004 | 2005 | 2006 | 2007 | 2008 | 2009 | 2010 | 2011 | 2012 | 2013 |
|---|---|---|---|---|---|---|---|---|---|---|
| **BLACKROCK MID CAP VALUE OPPORTUNITIES FUND** | | | | | | | | | | |
| (Funds were first received in this option during October 2009) | | | | | | | | | | |
| Value at beginning of period | | | | | | $11.91 | $12.60 | $15.65 | $15.37 | $17.19 |
| Value at end of period | | | | | | $12.60 | $15.65 | $15.37 | $17.19 | $22.64 |
| Number of accumulation units outstanding at end of period | | | | | | 77 | 0 | 627 | 935 | 1,177 |
| **CALVERT VP SRI BALANCED PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $14.85 | $15.88 | $16.58 | $17.82 | $18.09 | $12.28 | $15.20 | $16.83 | $17.39 | $18.99 |
| Value at end of period | $15.88 | $16.58 | $17.82 | $18.09 | $12.28 | $15.20 | $16.83 | $17.39 | $18.99 | $22.14 |
| Number of accumulation units outstanding at end of period | 11,929 | 17,247 | 16,044 | 5,606 | 6,665 | 5,411 | 6,421 | 7,707 | 9,475 | 5,301 |
| **COHEN & STEERS REALTY SHARES, INC.** | | | | | | | | | | |
| (Funds were first received in this option during September 2011) | | | | | | | | | | |
| Value at beginning of period | | | | | | | | $9.27 | $9.46 | $10.82 |
| Value at end of period | | | | | | | | $9.46 | $10.82 | $11.02 |
| Number of accumulation units outstanding at end of period | | | | | | | | 266 | 0 | 4 |
| **COLUMBIA DIVERSIFIED EQUITY INCOME FUND** | | | | | | | | | | |
| (Funds were first received in this option during May 2009) | | | | | | | | | | |
| Value at beginning of period | | | | | | $5.99 | $7.77 | $8.93 | $8.37 | $9.51 |
| Value at end of period | | | | | | $7.77 | $8.93 | $8.37 | $9.51 | $12.29 |
| Number of accumulation units outstanding at end of period | | | | | | 43 | 3,065 | 1,830 | 2,169 | 3,252 |
| **COLUMBIA MID CAP VALUE FUND (CLASS A)** | | | | | | | | | | |
| (Funds were first received in this option during October 2008) | | | | | | | | | | |
| Value at beginning of period | | | | | $7.07 | $6.08 | $7.95 | $9.65 | $9.13 | $10.51 |
| Value at end of period | | | | | $6.08 | $7.95 | $9.65 | $9.13 | $10.51 | $14.03 |
| Number of accumulation units outstanding at end of period | | | | | 1,086 | 28 | 7,153 | 7,981 | 43 | 177 |
| **EUROPACIFIC GROWTH FUND®** | | | | | | | | | | |
| Value at beginning of period | $10.22 | $11.45 | $13.70 | $16.49 | $19.37 | $11.38 | $15.64 | $16.90 | $14.43 | $17.00 |
| Value at end of period | $11.45 | $13.70 | $16.49 | $19.37 | $11.38 | $15.64 | $16.90 | $14.43 | $17.00 | $20.18 |
| Number of accumulation units outstanding at end of period | 214 | 4,357 | 8,646 | 12,276 | 9,980 | 23,499 | 28,714 | 23,078 | 30,154 | 18,334 |
| **FIDELITY® VIP CONTRAFUND® PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $19.75 | $22.53 | $26.03 | $28.74 | $33.39 | $18.96 | $25.43 | $29.45 | $28.36 | $32.63 |
| Value at end of period | $22.53 | $26.03 | $28.74 | $33.39 | $18.96 | $25.43 | $29.45 | $28.36 | $32.63 | $42.32 |
| Number of accumulation units outstanding at end of period | 36,012 | 67,723 | 73,890 | 63,422 | 53,125 | 80,196 | 53,378 | 51,767 | 45,737 | 20,086 |
| **FIDELITY® VIP EQUITY-INCOME PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $16.84 | $18.56 | $19.42 | $23.06 | $23.13 | $13.11 | $16.86 | $19.19 | $19.14 | $22.19 |
| Value at end of period | $18.56 | $19.42 | $23.06 | $23.13 | $13.11 | $16.86 | $19.19 | $19.14 | $22.19 | $28.09 |
| Number of accumulation units outstanding at end of period | 28,000 | 47,941 | 62,250 | 56,507 | 42,895 | 49,321 | 34,666 | 24,054 | 16,005 | 12,836 |
| **FIDELITY® VIP GROWTH PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $15.33 | $15.66 | $16.37 | $17.28 | $21.68 | $11.31 | $14.34 | $17.60 | $17.42 | $19.74 |
| Value at end of period | $15.66 | $16.37 | $17.28 | $21.68 | $11.31 | $14.34 | $17.60 | $17.42 | $19.74 | $26.60 |
| Number of accumulation units outstanding at end of period | 49,508 | 86,202 | 94,279 | 73,333 | 59,660 | 65,323 | 45,184 | 36,160 | 22,372 | 13,451 |
| **FIDELITY® VIP OVERSEAS PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $12.80 | $14.37 | $16.90 | $19.72 | $22.86 | $12.69 | $15.87 | $17.74 | $14.52 | $17.32 |
| Value at end of period | $14.37 | $16.90 | $19.72 | $22.86 | $12.69 | $15.87 | $17.74 | $14.52 | $17.32 | $22.32 |
| Number of accumulation units outstanding at end of period | 7,735 | 9,272 | 15,843 | 10,930 | 9,198 | 12,748 | 11,970 | 10,645 | 4,810 | 3,602 |
| **FRANKLIN SMALL CAP VALUE SECURITIES FUND** | | | | | | | | | | |
| Value at beginning of period | $12.05 | $14.73 | $15.83 | $18.30 | $17.65 | $11.68 | $14.91 | $18.89 | $17.96 | $21.01 |
| Value at end of period | $14.73 | $15.83 | $18.30 | $17.65 | $11.68 | $14.91 | $18.89 | $17.96 | $21.01 | $28.29 |
| Number of accumulation units outstanding at end of period | 2,444 | 8,091 | 9,892 | 10,934 | 16,535 | 24,341 | 19,302 | 15,052 | 12,258 | 2,564 |
| **FUNDAMENTAL INVESTORS℠** | | | | | | | | | | |
| (Funds were first received in this option during October 2008) | | | | | | | | | | |
| Value at beginning of period | | | | | $7.10 | $6.10 | $8.04 | $9.05 | $8.77 | $10.15 |
| Value at end of period | | | | | $6.10 | $8.04 | $9.05 | $8.77 | $10.15 | $13.19 |
| Number of accumulation units outstanding at end of period | | | | | 256 | 10,182 | 10,876 | 213 | 1,918 | 2,518 |

# Condensed Financial Information (continued)

| | 2004 | 2005 | 2006 | 2007 | 2008 | 2009 | 2010 | 2011 | 2012 | 2013 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $10.82 | $12.98 | $13.83 | $15.77 | $15.13 | $10.98 | $14.72 | $17.75 | $16.98 | $19.52 |
| Value at end of period | $12.98 | $13.83 | $15.77 | $15.13 | $10.98 | $14.72 | $17.75 | $16.98 | $19.52 | $25.34 |
| Number of accumulation units outstanding at end of period | 571 | 2,082 | 4,969 | 3,625 | 853 | 4,756 | 2,836 | 2,347 | 4,070 | 1,620 |
| **ING BALANCED PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $16.54 | $17.88 | $18.41 | $20.01 | $20.87 | $14.83 | $17.47 | $19.70 | $19.21 | $21.57 |
| Value at end of period | $17.88 | $18.41 | $20.01 | $20.87 | $14.83 | $17.47 | $19.70 | $19.21 | $21.57 | $24.87 |
| Number of accumulation units outstanding at end of period | 34,210 | 44,298 | 32,683 | 25,177 | 15,527 | 28,081 | 13,315 | 13,186 | 7,544 | 4,208 |
| **ING BARON GROWTH PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $11.46 | $14.49 | $15.37 | $17.50 | $18.34 | $10.65 | $14.22 | $17.78 | $17.96 | $21.23 |
| Value at end of period | $14.49 | $15.37 | $17.50 | $18.34 | $10.65 | $14.22 | $17.78 | $17.96 | $21.23 | $29.13 |
| Number of accumulation units outstanding at end of period | 1,809 | 9,472 | 13,409 | 13,176 | 10,006 | 13,309 | 10,052 | 9,649 | 8,880 | 4,161 |
| **ING BLACKROCK HEALTH SCIENCES OPPORTUNITIES PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during September 2005) | | | | | | | | | | |
| Value at beginning of period | | $10.81 | $11.21 | $12.61 | $13.53 | $9.53 | $11.31 | $11.96 | $12.38 | $14.52 |
| Value at end of period | | $11.21 | $12.61 | $13.53 | $9.53 | $11.31 | $11.96 | $12.38 | $14.52 | $20.71 |
| Number of accumulation units outstanding at end of period | | 1 | 1,393 | 2,270 | 1,637 | 2,248 | 1,548 | 1,443 | 1,048 | 417 |
| **ING BLACKROCK LARGE CAP GROWTH PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2007) | | | | | | | | | | |
| Value at beginning of period | | | | $10.68 | $10.42 | $6.29 | $8.11 | $9.11 | $8.88 | $10.07 |
| Value at end of period | | | | $10.42 | $6.29 | $8.11 | $9.11 | $8.88 | $10.07 | $13.28 |
| Number of accumulation units outstanding at end of period | | | | 29,654 | 19,287 | 25,759 | 30,462 | 21,969 | 13,445 | 9,812 |
| **ING CLARION GLOBAL REAL ESTATE PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during September 2008) | | | | | | | | | | |
| Value at beginning of period | | | | | $9.74 | $6.70 | $8.86 | $10.18 | $9.54 | $11.88 |
| Value at end of period | | | | | $6.70 | $8.86 | $10.18 | $9.54 | $11.88 | $12.21 |
| Number of accumulation units outstanding at end of period | | | | | 5,878 | 9,242 | 3,358 | 3,427 | 5,252 | 4,637 |
| **ING CLARION REAL ESTATE PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during September 2006) | | | | | | | | | | |
| Value at beginning of period | | | $11.24 | $12.30 | $10.00 | $6.07 | $8.16 | $10.31 | $11.16 | $12.74 |
| Value at end of period | | | $12.30 | $10.00 | $6.07 | $8.16 | $10.31 | $11.16 | $12.74 | $12.85 |
| Number of accumulation units outstanding at end of period | | | 6,190 | 730 | 1,941 | 3,649 | 7,544 | 9,724 | 7,550 | 5,694 |
| **ING COLUMBIA CONTRARIAN CORE PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $16.55 | $17.73 | $18.20 | $20.48 | $21.07 | $12.65 | $16.46 | $18.22 | $17.16 | $19.03 |
| Value at end of period | $17.73 | $18.20 | $20.48 | $21.07 | $12.65 | $16.46 | $18.22 | $17.16 | $19.03 | $25.34 |
| Number of accumulation units outstanding at end of period | 607 | 1,089 | 1,038 | 730 | 1,442 | 3,390 | 3,366 | 2,662 | 3,291 | 2,883 |
| **ING COLUMBIA SMALL CAP VALUE II PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during January 2007) | | | | | | | | | | |
| Value at beginning of period | | | | $10.19 | $10.24 | $6.67 | $8.22 | $10.18 | $9.79 | $11.04 |
| Value at end of period | | | | $10.24 | $6.67 | $8.22 | $10.18 | $9.79 | $11.04 | $15.27 |
| Number of accumulation units outstanding at end of period | | | | 1,086 | 1,912 | 2,005 | 639 | 367 | 1,007 | 1,079 |
| **ING FMR℠ DIVERSIFIED MID CAP PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during September 2005) | | | | | | | | | | |
| Value at beginning of period | | $11.49 | $11.83 | $13.08 | $14.79 | $8.90 | $12.23 | $15.52 | $13.65 | $15.46 |
| Value at end of period | | $11.83 | $13.08 | $14.79 | $8.90 | $12.23 | $15.52 | $13.65 | $15.46 | $20.78 |
| Number of accumulation units outstanding at end of period | | 596 | 136 | 955 | 2,845 | 3,644 | 4,847 | 2,975 | 1,581 | 1,423 |
| **ING GLOBAL BOND PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2005) | | | | | | | | | | |
| Value at beginning of period | | $9.98 | $10.11 | $10.83 | $11.64 | $9.71 | $11.56 | $13.36 | $13.69 | $14.60 |
| Value at end of period | | $10.11 | $10.83 | $11.64 | $9.71 | $11.56 | $13.36 | $13.69 | $14.60 | $13.71 |
| Number of accumulation units outstanding at end of period | | 59,076 | 65,199 | 65,624 | 63,282 | 64,383 | 48,231 | 30,080 | 19,221 | 9,248 |

# Condensed Financial Information (continued)

| | 2004 | 2005 | 2006 | 2007 | 2008 | 2009 | 2010 | 2011 | 2012 | 2013 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING GLOBAL RESOURCES PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during January 2007) | | | | | | | | | | |
| Value at beginning of period | | | | $9.68 | $13.47 | $7.85 | $10.67 | $12.82 | $11.51 | $11.05 |
| Value at end of period | | | | $13.47 | $7.85 | $10.67 | $12.82 | $11.51 | $11.05 | $12.40 |
| Number of accumulation units outstanding at end of period | | | | 19,633 | 8,373 | 19,308 | 13,303 | 10,761 | 8,760 | 5,492 |
| **ING GROWTH AND INCOME PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $12.63 | $13.53 | $14.45 | $16.31 | $17.31 | $10.66 | $13.72 | $15.48 | $15.25 | $17.45 |
| Value at end of period | $13.53 | $14.45 | $16.31 | $17.31 | $10.66 | $13.72 | $15.48 | $15.25 | $17.45 | $22.52 |
| Number of accumulation units outstanding at end of period | 56,740 | 59,264 | 63,530 | 49,369 | 40,050 | 47,768 | 42,547 | 35,570 | 35,212 | 23,419 |
| **ING INDEX PLUS LARGECAP PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $17.04 | $18.62 | $19.39 | $21.95 | $22.78 | $14.13 | $17.20 | $19.37 | $19.12 | $21.62 |
| Value at end of period | $18.62 | $19.39 | $21.95 | $22.78 | $14.13 | $17.20 | $19.37 | $19.12 | $21.62 | $28.40 |
| Number of accumulation units outstanding at end of period | 34,594 | 77,604 | 70,761 | 61,315 | 36,043 | 40,419 | 29,870 | 22,163 | 17,221 | 6,699 |
| **ING INDEX PLUS MIDCAP PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $16.37 | $18.86 | $20.71 | $22.39 | $23.34 | $14.40 | $18.74 | $22.57 | $22.05 | $25.64 |
| Value at end of period | $18.86 | $20.71 | $22.39 | $23.34 | $14.40 | $18.74 | $22.57 | $22.05 | $25.64 | $34.09 |
| Number of accumulation units outstanding at end of period | 20,823 | 47,243 | 55,277 | 40,565 | 29,270 | 52,801 | 33,316 | 19,580 | 16,922 | 11,481 |
| **ING INDEX PLUS SMALLCAP PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $12.23 | $14.75 | $15.68 | $17.64 | $16.34 | $10.72 | $13.23 | $16.06 | $15.75 | $17.49 |
| Value at end of period | $14.75 | $15.68 | $17.64 | $16.34 | $10.72 | $13.23 | $16.06 | $15.75 | $17.49 | $24.66 |
| Number of accumulation units outstanding at end of period | 10,934 | 20,641 | 24,855 | 20,960 | 13,078 | 29,637 | 18,243 | 18,575 | 20,625 | 17,161 |
| **ING INDEX SOLUTION 2015 PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2013) | | | | | | | | | | |
| Value at beginning of period | | | | | | | | | | $14.63 |
| Value at end of period | | | | | | | | | | $15.23 |
| Number of accumulation units outstanding at end of period | | | | | | | | | | 5,133 |
| **ING INDEX SOLUTION 2025 PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2013) | | | | | | | | | | |
| Value at beginning of period | | | | | | | | | | $15.80 |
| Value at end of period | | | | | | | | | | $17.18 |
| Number of accumulation units outstanding at end of period | | | | | | | | | | 11,802 |
| **ING INDEX SOLUTION 2035 PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2013) | | | | | | | | | | |
| Value at beginning of period | | | | | | | | | | $16.50 |
| Value at end of period | | | | | | | | | | $18.46 |
| Number of accumulation units outstanding at end of period | | | | | | | | | | 9,374 |
| **ING INDEX SOLUTION 2045 PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during March 2013) | | | | | | | | | | |
| Value at beginning of period | | | | | | | | | | $16.83 |
| Value at end of period | | | | | | | | | | $19.32 |
| Number of accumulation units outstanding at end of period | | | | | | | | | | 12,340 |
| **ING INDEX SOLUTION 2055 PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during March 2013) | | | | | | | | | | |
| Value at beginning of period | | | | | | | | | | $13.32 |
| Value at end of period | | | | | | | | | | $15.28 |
| Number of accumulation units outstanding at end of period | | | | | | | | | | 2,272 |
| **ING INTERMEDIATE BOND PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $15.39 | $15.95 | $16.25 | $16.71 | $17.51 | $15.83 | $17.45 | $18.94 | $20.13 | $21.75 |
| Value at end of period | $15.95 | $16.25 | $16.71 | $17.51 | $15.83 | $17.45 | $18.94 | $20.13 | $21.75 | $21.47 |
| Number of accumulation units outstanding at end of period | 48,088 | 50,430 | 66,886 | 57,372 | 44,153 | 39,306 | 30,972 | 23,276 | 15,700 | 10,601 |

**Condensed Financial Information (continued)**

| | 2004 | 2005 | 2006 | 2007 | 2008 | 2009 | 2010 | 2011 | 2012 | 2013 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING INTERNATIONAL INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during February 2009) | | | | | | | | | | |
| Value at beginning of period | | | | | | $5.27 | $7.48 | $7.97 | $6.92 | $8.11 |
| Value at end of period | | | | | | $7.48 | $7.97 | $6.92 | $8.11 | $9.73 |
| Number of accumulation units outstanding at end of period | | | | | | 8,312 | 7,906 | 7,185 | 5,472 | 2,891 |
| **ING INTERNATIONAL VALUE PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $10.25 | $11.89 | $12.85 | $16.44 | $18.42 | $10.42 | $13.09 | $13.26 | $11.14 | $13.13 |
| Value at end of period | $11.89 | $12.85 | $16.44 | $18.42 | $10.42 | $13.09 | $13.26 | $11.14 | $13.13 | $15.72 |
| Number of accumulation units outstanding at end of period | 3,069 | 5,164 | 4,691 | 3,983 | 7,374 | 16,242 | 9,118 | 2,191 | 2,511 | 1,153 |
| **ING INVESCO COMSTOCK PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $10.65 | $12.28 | $12.56 | $14.37 | $13.88 | $8.71 | $11.06 | $12.58 | $12.17 | $14.27 |
| Value at end of period | $12.28 | $12.56 | $14.37 | $13.88 | $8.71 | $11.06 | $12.58 | $12.17 | $14.27 | $19.04 |
| Number of accumulation units outstanding at end of period | 799 | 5,424 | 8,121 | 5,370 | 4,314 | 13,994 | 5,892 | 2,702 | 4,622 | 3,082 |
| **ING INVESCO EQUITY AND INCOME PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2005) | | | | | | | | | | |
| Value at beginning of period | | $10.15 | $11.06 | $11.90 | $12.59 | $9.22 | $11.18 | $12.82 | $12.53 | $13.51 |
| Value at end of period | | $11.06 | $11.90 | $12.59 | $9.22 | $11.18 | $12.82 | $12.53 | $13.51 | $16.68 |
| Number of accumulation units outstanding at end of period | | 131,180 | 153,266 | 107,065 | 68,007 | 95,098 | 72,943 | 56,344 | 29,731 | 15,872 |
| **ING INVESCO GROWTH AND INCOME PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during June 2005) | | | | | | | | | | |
| Value at beginning of period | | $10.33 | $11.05 | $12.66 | $12.83 | $8.59 | $10.52 | $11.70 | $11.31 | $12.80 |
| Value at end of period | | $11.05 | $12.66 | $12.83 | $8.59 | $10.52 | $11.70 | $11.31 | $12.80 | $16.93 |
| Number of accumulation units outstanding at end of period | | 162 | 865 | 1,550 | 2,463 | 4,621 | 3,491 | 4,180 | 5,007 | 1,503 |
| **ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during August 2005) | | | | | | | | | | |
| Value at beginning of period | | $11.76 | $13.41 | $17.99 | $24.62 | $11.85 | $20.09 | $23.88 | $19.29 | $22.70 |
| Value at end of period | | $13.41 | $17.99 | $24.62 | $11.85 | $20.09 | $23.88 | $19.29 | $22.70 | $21.14 |
| Number of accumulation units outstanding at end of period | | 578 | 2,323 | 2,886 | 1,268 | 2,594 | 3,028 | 2,365 | 4,339 | 3,171 |
| **ING JPMORGAN MID CAP VALUE PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $11.78 | $14.04 | $15.05 | $17.33 | $17.52 | $11.59 | $14.39 | $17.49 | $17.59 | $20.86 |
| Value at end of period | $14.04 | $15.05 | $17.33 | $17.52 | $11.59 | $14.39 | $17.49 | $17.59 | $20.86 | $27.12 |
| Number of accumulation units outstanding at end of period | 346 | 6,143 | 7,599 | 3,518 | 3,517 | 6,926 | 4,291 | 5,321 | 5,689 | 931 |
| **ING JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during March 2006) | | | | | | | | | | |
| Value at beginning of period | | | $12.11 | $13.02 | $12.65 | $8.75 | $11.01 | $13.79 | $13.44 | $15.77 |
| Value at end of period | | | $13.02 | $12.65 | $8.75 | $11.01 | $13.79 | $13.44 | $15.77 | $21.65 |
| Number of accumulation units outstanding at end of period | | | 47 | 399 | 839 | 1,396 | 392 | 837 | 1,772 | 1,483 |
| **ING LARGE CAP GROWTH PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during January 2011) | | | | | | | | | | |
| Value at beginning of period | | | | | | | | $10.31 | $10.30 | $12.02 |
| Value at end of period | | | | | | | | $10.30 | $12.02 | $15.55 |
| Number of accumulation units outstanding at end of period | | | | | | | | 13,040 | 9,715 | 10,415 |
| **ING LARGE CAP VALUE PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during July 2007) | | | | | | | | | | |
| Value at beginning of period | | | | $9.35 | $9.12 | $6.30 | $7.01 | $8.27 | $8.46 | $9.58 |
| Value at end of period | | | | $9.12 | $6.30 | $7.01 | $8.27 | $8.46 | $9.58 | $12.39 |
| Number of accumulation units outstanding at end of period | | | | 14,760 | 12,131 | 29,670 | 10,651 | 37,806 | 33,645 | 25,510 |
| **ING MARSICO GROWTH PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2008) | | | | | | | | | | |
| Value at beginning of period | | | | | $10.23 | $6.57 | $8.39 | $9.96 | $9.70 | $10.82 |
| Value at end of period | | | | | $6.57 | $8.39 | $9.96 | $9.70 | $10.82 | $14.53 |
| Number of accumulation units outstanding at end of period | | | | | 3,658 | 2,599 | 1,881 | 3,307 | 4,045 | 1,746 |

# Condensed Financial Information (continued)

| | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING MFS TOTAL RETURN PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $16.23 | $14.77 | $14.72 | $13.56 | $11.64 | $15.17 | $14.76 | $13.35 | $13.13 | $11.96 |
| Value at end of period | $19.03 | $16.23 | $14.77 | $14.72 | $13.56 | $11.64 | $15.17 | $14.76 | $13.35 | $13.13 |
| Number of accumulation units outstanding at end of period | 2,189 | 6,733 | 7,139 | 5,882 | 22,412 | 17,724 | 17,438 | 15,389 | 7,216 | 2,099 |
| **ING MFS UTILITIES PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during January 2006) | | | | | | | | | | |
| Value at beginning of period | $19.82 | $17.70 | $16.84 | $14.99 | $11.43 | $18.56 | $14.75 | $11.68 | | |
| Value at end of period | $23.53 | $19.82 | $17.70 | $16.84 | $14.99 | $11.43 | $18.56 | $14.75 | | |
| Number of accumulation units outstanding at end of period | 1,424 | 5,303 | 5,782 | 8,179 | 4,474 | 3,595 | 3,783 | 1,788 | | |
| **ING MIDCAP OPPORTUNITIES PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $18.29 | $16.21 | $16.49 | $12.80 | $9.16 | $14.86 | $11.96 | $11.23 | $10.30 | $9.35 |
| Value at end of period | $23.84 | $18.29 | $16.21 | $16.49 | $12.80 | $9.16 | $14.86 | $11.96 | $11.23 | $10.30 |
| Number of accumulation units outstanding at end of period | 4,633 | 5,221 | 3,291 | 1,552 | 4,821 | 2,662 | 1,960 | 2,702 | 1,260 | 761 |
| **ING MONEY MARKET PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $13.31 | $13.47 | $13.62 | $13.76 | $13.88 | $13.68 | $13.17 | $12.71 | $12.48 | $12.50 |
| Value at end of period | $13.15 | $13.31 | $13.47 | $13.62 | $13.76 | $13.88 | $13.68 | $13.17 | $12.71 | $12.48 |
| Number of accumulation units outstanding at end of period | 56,621 | 76,111 | 78,429 | 75,578 | 94,130 | 60,966 | 109,772 | 90,227 | 65,703 | 48,216 |
| **ING MULTI-MANAGER LARGE CAP CORE PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during October 2006) | | | | | | | | | | |
| Value at beginning of period | $10.59 | $9.70 | $10.26 | $8.94 | $7.27 | $11.24 | $10.80 | $10.27 | | |
| Value at end of period | $13.67 | $10.59 | $9.70 | $10.26 | $8.94 | $7.27 | $11.24 | $10.80 | | |
| Number of accumulation units outstanding at end of period | 2,380 | 6,526 | 4,900 | 4,502 | 5,995 | 4,298 | 3,634 | 6 | | |
| **ING OPPENHEIMER GLOBAL PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2005) | | | | | | | | | | |
| Value at beginning of period | $15.14 | $12.59 | $13.87 | $12.09 | $8.77 | $14.31 | $14.12 | $12.12 | $10.11 | |
| Value at end of period | $18.30 | $15.14 | $12.59 | $13.87 | $12.09 | $8.77 | $14.31 | $14.12 | $12.12 | |
| Number of accumulation units outstanding at end of period | 18,555 | 42,582 | 66,084 | 96,938 | 140,810 | 124,953 | 163,057 | 198,516 | 188,362 | |
| **ING PIMCO HIGH YIELD PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during September 2005) | | | | | | | | | | |
| Value at beginning of period | $17.01 | $15.10 | $14.63 | $12.96 | $8.78 | $11.47 | $11.29 | $10.49 | $10.45 | |
| Value at end of period | $17.75 | $17.01 | $15.10 | $14.63 | $12.96 | $8.78 | $11.47 | $11.29 | $10.49 | |
| Number of accumulation units outstanding at end of period | 1,544 | 2,459 | 3,318 | 4,282 | 4,162 | 2,612 | 1,035 | 523 | 186 | |
| **ING PIMCO TOTAL RETURN PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $16.15 | $15.15 | $14.85 | $13.97 | $12.55 | $12.73 | $11.78 | $11.46 | $11.36 | $11.02 |
| Value at end of period | $15.65 | $16.15 | $15.15 | $14.85 | $13.97 | $12.55 | $12.73 | $11.78 | $11.46 | $11.36 |
| Number of accumulation units outstanding at end of period | 9,064 | 21,194 | 18,134 | 18,116 | 25,607 | 23,609 | 27,138 | 23,365 | 18,181 | 2,786 |
| **ING PIONEER HIGH YIELD PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during May 2006) | | | | | | | | | | |
| Value at beginning of period | $16.92 | $14.74 | $15.03 | $12.78 | $7.74 | $11.09 | $10.58 | $10.00 | | |
| Value at end of period | $18.78 | $16.92 | $14.74 | $15.03 | $12.78 | $7.74 | $11.09 | $10.58 | | |
| Number of accumulation units outstanding at end of period | 8,975 | 8,120 | 5,384 | 7,316 | 3,515 | 333 | 338 | 471 | | |
| **ING RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during July 2009) | | | | | | | | | | |
| Value at beginning of period | $16.28 | $14.39 | $13.98 | $12.54 | $10.70 | | | | | |
| Value at end of period | $21.23 | $16.28 | $14.39 | $13.98 | $12.54 | | | | | |
| Number of accumulation units outstanding at end of period | 2,177 | 1,732 | 170 | 2,959 | 920 | | | | | |
| **ING RUSSELL™ LARGE CAP INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during August 2008) | | | | | | | | | | |
| Value at beginning of period | $10.39 | $9.10 | $8.98 | $8.10 | $6.63 | $9.31 | | | | |
| Value at end of period | $13.56 | $10.39 | $9.10 | $8.98 | $8.10 | $6.63 | | | | |
| Number of accumulation units outstanding at end of period | 1,061 | 1,166 | 4,542 | 4,944 | 5,126 | 23 | | | | |

**Condensed Financial Information (continued)**

| | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO** (Funds were first received in this option during July 2009) | | | | | | | | | | |
| Value at beginning of period | $14.79 | $12.91 | $12.99 | $11.83 | $10.05 | | | | | |
| Value at end of period | $19.21 | $14.79 | $12.91 | $12.99 | $11.83 | | | | | |
| Number of accumulation units outstanding at end of period | 1,255 | 1,261 | 243 | 160 | 258 | | | | | |
| **ING RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO** (Funds were first received in this option during August 2009) | | | | | | | | | | |
| Value at beginning of period | $17.58 | $15.41 | $15.94 | $12.82 | $11.40 | | | | | |
| Value at end of period | $23.44 | $17.58 | $15.41 | $15.94 | $12.82 | | | | | |
| Number of accumulation units outstanding at end of period | 204 | 212 | 640 | 3,093 | 1,125 | | | | | |
| **ING RUSSELL™ MID CAP INDEX PORTFOLIO** (Funds were first received in this option during February 2009) | | | | | | | | | | |
| Value at beginning of period | $11.36 | $9.83 | $10.13 | $8.19 | $5.47 | | | | | |
| Value at end of period | $15.07 | $11.36 | $9.83 | $10.13 | $8.19 | | | | | |
| Number of accumulation units outstanding at end of period | 1,589 | 1,953 | 579 | 1,224 | 1,053 | | | | | |
| **ING RUSSELL™ SMALL CAP INDEX PORTFOLIO** (Funds were first received in this option during July 2008) | | | | | | | | | | |
| Value at beginning of period | $11.82 | $10.31 | $10.86 | $8.69 | $6.95 | $9.69 | | | | |
| Value at end of period | $16.21 | $11.82 | $10.31 | $10.86 | $8.69 | $6.95 | | | | |
| Number of accumulation units outstanding at end of period | 1,228 | 1,164 | 256 | 1,828 | 1,481 | 181 | | | | |
| **ING SMALL CAP OPPORTUNITIES PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $12.05 | $10.59 | $10.62 | $8.12 | $6.27 | $9.69 | $8.91 | $8.01 | $7.43 | $6.83 |
| Value at end of period | $16.55 | $12.05 | $10.59 | $10.62 | $8.12 | $6.27 | $9.69 | $8.91 | $8.01 | $7.43 |
| Number of accumulation units outstanding at end of period | 165 | 3,787 | 1,155 | 1,054 | 4,543 | 3,260 | 2,802 | 3,845 | 3,387 | 2,397 |
| **ING SMALL COMPANY PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $33.69 | $29.78 | $30.90 | $25.15 | $19.95 | $29.29 | $27.99 | $24.25 | $22.26 | $19.69 |
| Value at end of period | $45.86 | $33.69 | $29.78 | $30.90 | $25.15 | $19.95 | $29.29 | $27.99 | $24.25 | $22.26 |
| Number of accumulation units outstanding at end of period | 3,882 | 6,230 | 7,578 | 10,137 | 10,298 | 4,544 | 8,816 | 14,749 | 19,364 | 16,680 |
| **ING SOLUTION 2015 PORTFOLIO** (Funds were first received in this option during October 2005) | | | | | | | | | | |
| Value at beginning of period | $12.54 | $11.38 | $11.60 | $10.56 | $8.73 | $12.09 | $11.69 | $10.68 | $10.35 | |
| Value at end of period | $13.51 | $12.54 | $11.38 | $11.60 | $10.56 | $8.73 | $12.09 | $11.69 | $10.68 | |
| Number of accumulation units outstanding at end of period | 7,891 | 13,901 | 24,414 | 28,164 | 21,220 | 6,739 | 3,858 | 352 | 44 | |
| **ING SOLUTION 2025 PORTFOLIO** (Funds were first received in this option during June 2005) | | | | | | | | | | |
| Value at beginning of period | $12.30 | $10.97 | $11.46 | $10.19 | $8.20 | $12.55 | $12.14 | $10.91 | $10.38 | |
| Value at end of period | $14.13 | $12.30 | $10.97 | $11.46 | $10.19 | $8.20 | $12.55 | $12.14 | $10.91 | |
| Number of accumulation units outstanding at end of period | 27,845 | 39,040 | 60,115 | 66,135 | 40,897 | 22,182 | 9,322 | 5,562 | 2,634 | |
| **ING SOLUTION 2035 PORTFOLIO** (Funds were first received in this option during October 2005) | | | | | | | | | | |
| Value at beginning of period | $12.44 | $10.94 | $11.60 | $10.25 | $8.08 | $12.99 | $12.48 | $11.07 | $10.50 | |
| Value at end of period | $14.79 | $12.44 | $10.94 | $11.60 | $10.25 | $8.08 | $12.99 | $12.48 | $11.07 | |
| Number of accumulation units outstanding at end of period | 34,617 | 44,828 | 39,426 | 36,169 | 23,877 | 11,383 | 13,813 | 2,550 | 82 | |
| **ING SOLUTION 2045 PORTFOLIO** (Funds were first received in this option during June 2005) | | | | | | | | | | |
| Value at beginning of period | $12.43 | $10.89 | $11.62 | $10.22 | $7.96 | $13.40 | $12.82 | $11.28 | $10.53 | |
| Value at end of period | $15.16 | $12.43 | $10.89 | $11.62 | $10.22 | $7.96 | $13.40 | $12.82 | $11.28 | |
| Number of accumulation units outstanding at end of period | 22,901 | 26,985 | 45,185 | 37,286 | 35,894 | 13,003 | 15,054 | 2,225 | 323 | |
| **ING SOLUTION 2055 PORTFOLIO** (Funds were first received in this option during November 2010) | | | | | | | | | | |
| Value at beginning of period | $12.33 | $10.80 | $11.53 | $10.84 | | | | | | |
| Value at end of period | $15.05 | $12.33 | $10.80 | $11.53 | | | | | | |
| Number of accumulation units outstanding at end of period | 2,865 | 1,132 | 517 | 26 | | | | | | |

# Condensed Financial Information (continued)

| | 2004 | 2005 | 2006 | 2007 | 2008 | 2009 | 2010 | 2011 | 2012 | 2013 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING SOLUTION BALANCED PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during June 2010) | | | | | | | | | | |
| Value at beginning of period | | | | | | | $8.37 | $9.46 | $9.12 | $10.25 |
| Value at end of period | | | | | | | $9.46 | $9.12 | $10.25 | $11.71 |
| Number of accumulation units outstanding at end of period | | | | | | | 265 | 677 | 43 | 127 |
| **ING SOLUTION INCOME PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2006) | | | | | | | | | | |
| Value at beginning of period | | | $10.42 | $10.93 | $11.37 | $9.36 | $10.84 | $11.74 | $11.64 | $12.62 |
| Value at end of period | | | $10.93 | $11.37 | $9.36 | $10.84 | $11.74 | $11.64 | $12.62 | $13.34 |
| Number of accumulation units outstanding at end of period | | | 129 | 337 | 37 | 294 | 98 | 84 | 461 | 327 |
| **ING SOLUTION MODERATELY CONSERVATIVE PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during January 2009) | | | | | | | | | | |
| Value at beginning of period | | | | | | $7.52 | $9.08 | $9.98 | $9.79 | $10.83 |
| Value at end of period | | | | | | $9.08 | $9.98 | $9.79 | $10.83 | $11.72 |
| Number of accumulation units outstanding at end of period | | | | | | 8 | 249 | 0 | 24 | 578 |
| **ING STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $14.60 | $15.58 | $15.98 | $17.12 | $17.89 | $13.51 | $15.74 | $17.27 | $17.37 | $19.28 |
| Value at end of period | $15.58 | $15.98 | $17.12 | $17.89 | $13.51 | $15.74 | $17.27 | $17.37 | $19.28 | $21.35 |
| Number of accumulation units outstanding at end of period | 5,634 | 3,972 | 6,303 | 8,445 | 5,189 | 5,581 | 4,775 | 5,341 | 2,963 | 3,761 |
| **ING STRATEGIC ALLOCATION GROWTH PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $14.19 | $15.70 | $16.48 | $18.43 | $19.13 | $12.08 | $14.95 | $16.70 | $16.02 | $18.21 |
| Value at end of period | $15.70 | $16.48 | $18.43 | $19.13 | $12.08 | $14.95 | $16.70 | $16.02 | $18.21 | $22.02 |
| Number of accumulation units outstanding at end of period | 14,379 | 17,403 | 21,194 | 16,470 | 9,594 | 10,599 | 9,427 | 8,352 | 7,519 | 4,571 |
| **ING STRATEGIC ALLOCATION MODERATE PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $14.17 | $15.44 | $15.97 | $17.54 | $18.28 | $12.56 | $15.12 | $16.74 | $16.44 | $18.45 |
| Value at end of period | $15.44 | $15.97 | $17.54 | $18.28 | $12.56 | $15.12 | $16.74 | $16.44 | $18.45 | $21.26 |
| Number of accumulation units outstanding at end of period | 12,416 | 17,281 | 18,294 | 17,776 | 12,123 | 16,476 | 14,388 | 16,255 | 14,846 | 10,523 |
| **ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during August 2005) | | | | | | | | | | |
| Value at beginning of period | | $10.82 | $10.94 | $12.39 | $12.78 | $9.15 | $12.05 | $13.58 | $13.80 | $15.61 |
| Value at end of period | | $10.94 | $12.39 | $12.78 | $9.15 | $12.05 | $13.58 | $13.80 | $15.61 | $18.85 |
| Number of accumulation units outstanding at end of period | | 452 | 3,183 | 7,785 | 15,304 | 37,922 | 56,980 | 55,153 | 66,796 | 44,423 |
| **ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2005) | | | | | | | | | | |
| Value at beginning of period | | $9.93 | $11.44 | $11.97 | $13.41 | $7.53 | $11.22 | $14.25 | $13.56 | $15.55 |
| Value at end of period | | $11.44 | $11.97 | $13.41 | $7.53 | $11.22 | $14.25 | $13.56 | $15.55 | $20.77 |
| Number of accumulation units outstanding at end of period | | 102,308 | 121,511 | 108,033 | 60,842 | 63,514 | 52,364 | 44,212 | 32,531 | 15,802 |
| **ING T. ROWE PRICE EQUITY INCOME PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $13.36 | $14.68 | $15.08 | $17.74 | $18.07 | $11.48 | $14.18 | $16.10 | $15.77 | $18.26 |
| Value at end of period | $14.68 | $15.08 | $17.74 | $18.07 | $11.48 | $14.18 | $16.10 | $15.77 | $18.26 | $23.41 |
| Number of accumulation units outstanding at end of period | 371 | 6,566 | 11,673 | 14,080 | 12,811 | 17,771 | 17,655 | 14,537 | 12,624 | 8,012 |
| **ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $17.38 | $18.90 | $19.82 | $22.19 | $24.10 | $13.76 | $19.44 | $22.44 | $21.94 | $25.77 |
| Value at end of period | $18.90 | $19.82 | $22.19 | $24.10 | $13.76 | $19.44 | $22.44 | $21.94 | $25.77 | $35.47 |
| Number of accumulation units outstanding at end of period | 12,189 | 23,412 | 27,032 | 26,133 | 19,537 | 21,863 | 11,723 | 11,772 | 11,765 | 6,382 |
| **ING T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during January 2006) | | | | | | | | | | |
| Value at beginning of period | | | $12.95 | $15.24 | $18.15 | $9.06 | $12.31 | $13.84 | $11.99 | $14.07 |
| Value at end of period | | | $15.24 | $18.15 | $9.06 | $12.31 | $13.84 | $11.99 | $14.07 | $15.89 |
| Number of accumulation units outstanding at end of period | | | 1,310 | 5,316 | 6,403 | 2,150 | 992 | 462 | 602 | 177 |

CFI 252

**Condensed Financial Information (continued)**

| | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING TEMPLETON FOREIGN EQUITY PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2008) | | | | | | | | | | |
| Value at beginning of period | $9.02 | $7.68 | $8.83 | $8.21 | $6.29 | $10.20 | | | | |
| Value at end of period | $10.72 | $9.02 | $7.68 | $8.83 | $8.21 | $6.29 | | | | |
| Number of accumulation units outstanding at end of period | 8,227 | 10,369 | 5,262 | 4,985 | 9,054 | 6,568 | | | | |
| **ING TEMPLETON GLOBAL GROWTH PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during September 2006) | | | | | | | | | | |
| Value at beginning of period | $10.41 | $8.65 | $9.28 | $8.72 | $6.67 | $11.19 | $11.06 | $10.27 | | |
| Value at end of period | $13.43 | $10.41 | $8.65 | $9.28 | $8.72 | $6.67 | $11.19 | $11.06 | | |
| Number of accumulation units outstanding at end of period | 21 | 1,152 | 1,243 | 1,158 | 2,544 | 2,012 | 19 | 4 | | |
| **ING U.S. BOND INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during October 2008) | | | | | | | | | | |
| Value at beginning of period | $12.15 | $11.84 | $11.18 | $10.66 | $10.19 | $9.61 | | | | |
| Value at end of period | $11.70 | $12.15 | $11.84 | $11.18 | $10.66 | $10.19 | | | | |
| Number of accumulation units outstanding at end of period | 1,857 | 1,555 | 2,209 | 896 | 940 | 17 | | | | |
| **ING U.S. STOCK INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during January 2012) | | | | | | | | | | |
| Value at beginning of period | $13.60 | $12.41 | | | | | | | | |
| Value at end of period | $17.74 | $13.60 | | | | | | | | |
| Number of accumulation units outstanding at end of period | 1,414 | 926 | | | | | | | | |
| **INVESCO MID CAP CORE EQUITY FUND** | | | | | | | | | | |
| (Funds were first received in this option during August 2009) | | | | | | | | | | |
| Value at beginning of period | $13.78 | $12.64 | $13.64 | $12.27 | $11.17 | | | | | |
| Value at end of period | $17.59 | $13.78 | $12.64 | $13.64 | $12.27 | | | | | |
| Number of accumulation units outstanding at end of period | 6 | 2 | 0 | 910 | 934 | | | | | |
| **INVESCO V.I. AMERICAN FRANCHISE FUND** | | | | | | | | | | |
| (Funds were first received in this option during April 2012) | | | | | | | | | | |
| Value at beginning of period | $35.94 | $37.16 | | | | | | | | |
| Value at end of period | $49.76 | $35.94 | | | | | | | | |
| Number of accumulation units outstanding at end of period | 1,848 | 2,143 | | | | | | | | |
| **INVESCO V.I. CORE EQUITY FUND** | | | | | | | | | | |
| Value at beginning of period | $11.24 | $9.98 | $10.11 | $9.34 | $7.37 | $10.68 | $9.99 | $8.67 | $8.33 | $7.74 |
| Value at end of period | $14.35 | $11.24 | $9.98 | $10.11 | $9.34 | $7.37 | $10.68 | $9.99 | $8.67 | $8.33 |
| Number of accumulation units outstanding at end of period | 5,952 | 6,178 | 26,534 | 31,273 | 33,443 | 44,764 | 54,313 | 61,963 | 19,431 | 4,805 |
| **JANUS ASPEN BALANCED PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during January 2010) | | | | | | | | | | |
| Value at beginning of period | $35.94 | $32.02 | $31.88 | $29.11 | | | | | | |
| Value at end of period | $42.67 | $35.94 | $32.02 | $31.88 | | | | | | |
| Number of accumulation units outstanding at end of period | 0 | 35 | 35 | 35 | | | | | | |
| **JANUS ASPEN ENTERPRISE PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during July 2008) | | | | | | | | | | |
| Value at beginning of period | $23.95 | $20.66 | $21.21 | $17.06 | $11.92 | $19.54 | | | | |
| Value at end of period | $31.32 | $23.95 | $20.66 | $21.21 | $17.06 | $11.92 | | | | |
| Number of accumulation units outstanding at end of period | 0 | 0 | 677 | 629 | 574 | 504 | | | | |
| **JANUS ASPEN GLOBAL RESEARCH PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during July 2008) | | | | | | | | | | |
| Value at beginning of period | $19.26 | $16.24 | $19.05 | $16.64 | $12.23 | $18.22 | | | | |
| Value at end of period | $24.45 | $19.26 | $16.24 | $19.05 | $16.64 | $12.23 | | | | |
| Number of accumulation units outstanding at end of period | 0 | 0 | 196 | 177 | 158 | 135 | | | | |
| **LAZARD U.S. MID CAP EQUITY PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during June 2008) | | | | | | | | | | |
| Value at beginning of period | $8.55 | $8.21 | $8.82 | $7.25 | $5.31 | $8.66 | | | | |
| Value at end of period | $11.20 | $8.55 | $8.21 | $8.82 | $7.25 | $5.31 | | | | |
| Number of accumulation units outstanding at end of period | 570 | 2,160 | 2,186 | 483 | 6,064 | 1,689 | | | | |

CFI 253

# Condensed Financial Information (continued)

| | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 |
|---|---|---|---|---|---|---|---|---|---|---|
| **LOOMIS SAYLES SMALL CAP VALUE FUND** | | | | | | | | | | |
| (Funds were first received in this option during March 2009) | | | | | | | | | | |
| Value at beginning of period | $12.46 | $10.86 | $11.20 | $9.08 | $6.33 | | | | | |
| Value at end of period | $16.69 | $12.46 | $10.86 | $11.20 | $9.08 | | | | | |
| Number of accumulation units outstanding at end of period | 28 | 99 | 42 | 5,006 | 5,930 | | | | | |
| **LORD ABBETT SERIES FUND - MID CAP STOCK PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $14.79 | $13.07 | $13.78 | $11.12 | $8.88 | $14.83 | $14.92 | $13.46 | $12.58 | $10.27 |
| Value at end of period | $19.04 | $14.79 | $13.07 | $13.78 | $11.12 | $8.88 | $14.83 | $14.92 | $13.46 | $12.58 |
| Number of accumulation units outstanding at end of period | 3,531 | 8,401 | 8,304 | 7,622 | 14,278 | 11,888 | 13,420 | 17,462 | 30,949 | 25,03 |
| **NEUBERGER BERMAN SOCIALLY RESPONSIVE FUND®** | | | | | | | | | | |
| (Funds were first received in this option during July 2006) | | | | | | | | | | |
| Value at beginning of period | $11.20 | $10.23 | $10.68 | $8.82 | $6.85 | $11.34 | $10.70 | $9.31 | | |
| Value at end of period | $15.26 | $11.20 | $10.23 | $10.68 | $8.82 | $6.85 | $11.34 | $10.70 | | |
| Number of accumulation units outstanding at end of period | 5,658 | 6,966 | 4,825 | 3,469 | 1,891 | 319 | 913 | 400 | | |
| **NEW PERSPECTIVE FUND®** | | | | | | | | | | |
| Value at beginning of period | $17.08 | $14.31 | $15.68 | $14.08 | $10.37 | $16.88 | $14.74 | $12.45 | $11.32 | $10.71 |
| Value at end of period | $21.40 | $17.08 | $14.31 | $15.68 | $14.08 | $10.37 | $16.88 | $14.74 | $12.45 | $11.32 |
| Number of accumulation units outstanding at end of period | 8,581 | 14,720 | 16,606 | 9,883 | 12,000 | 7,630 | 8,644 | 5,026 | 3,705 | 143 |
| **OPPENHEIMER DEVELOPING MARKETS FUND** | | | | | | | | | | |
| Value at beginning of period | $73.64 | $61.68 | $76.21 | $60.74 | $33.83 | $65.88 | $49.81 | $40.27 | $28.86 | $21.55 |
| Value at end of period | $78.85 | $73.64 | $61.68 | $76.21 | $60.74 | $33.83 | $65.88 | $49.81 | $40.27 | $28.86 |
| Number of accumulation units outstanding at end of period | 3,113 | 9,208 | 8,668 | 5,672 | 4,866 | 2,890 | 4,284 | 5,761 | 3,432 | 616 |
| **OPPENHEIMER GLOBAL FUND/VA** | | | | | | | | | | |
| (Funds were first received in this option during January 2010) | | | | | | | | | | |
| Value at beginning of period | $25.40 | $21.20 | $23.39 | $19.80 | | | | | | |
| Value at end of period | $31.95 | $25.40 | $21.20 | $23.39 | | | | | | |
| Number of accumulation units outstanding at end of period | 0 | 20 | 20 | 20 | | | | | | |
| **OPPENHEIMER MAIN STREET SMALL CAP FUND®/VA** | | | | | | | | | | |
| (Funds were first received in this option during November 2005) | | | | | | | | | | |
| Value at beginning of period | $14.88 | $12.76 | $13.21 | $10.83 | $7.99 | $13.01 | $13.33 | $11.73 | $11.76 | |
| Value at end of period | $20.73 | $14.88 | $12.76 | $13.21 | $10.83 | $7.99 | $13.01 | $13.33 | $11.73 | |
| Number of accumulation units outstanding at end of period | 1,430 | 2,422 | 2,454 | 2,931 | 2,156 | 1,089 | 1,223 | 369 | 5 | |
| **PAX WORLD BALANCED FUND** | | | | | | | | | | |
| Value at beginning of period | $12.62 | $11.48 | $11.83 | $10.70 | $8.93 | $13.04 | $12.06 | $11.02 | $10.59 | $10.16 |
| Value at end of period | $14.51 | $12.62 | $11.48 | $11.83 | $10.70 | $8.93 | $13.04 | $12.06 | $11.02 | $10.59 |
| Number of accumulation units outstanding at end of period | 3,493 | 8,798 | 5,744 | 5,552 | 8,500 | 4,909 | 9,717 | 5,753 | 8,650 | 902 |
| **PIMCO VIT REAL RETURN PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $16.10 | $14.99 | $13.58 | $12.71 | $10.87 | $11.84 | $10.84 | $10.88 | $10.79 | $10.43 |
| Value at end of period | $14.44 | $16.10 | $14.99 | $13.58 | $12.71 | $10.87 | $11.84 | $10.84 | $10.88 | $10.79 |
| Number of accumulation units outstanding at end of period | 9,558 | 15,217 | 10,898 | 9,747 | 16,212 | 6,535 | 5,680 | 6,893 | 5,608 | 401 |
| **PIONEER EMERGING MARKETS VCT PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during July 2007) | | | | | | | | | | |
| Value at beginning of period | $8.70 | $7.86 | $10.39 | $9.07 | $5.26 | $12.73 | $11.28 | | | |
| Value at end of period | $8.43 | $8.70 | $7.86 | $10.39 | $9.07 | $5.26 | $12.73 | | | |
| Number of accumulation units outstanding at end of period | 3,333 | 6,319 | 6,268 | 5,400 | 2,721 | 2,065 | 4,467 | | | |
| **PIONEER HIGH YIELD VCT PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $15.81 | $13.79 | $14.19 | $12.17 | $7.67 | $12.03 | $11.50 | $10.73 | $10.65 | $10.64 |
| Value at end of period | $17.51 | $15.81 | $13.79 | $14.19 | $12.17 | $7.67 | $12.03 | $11.50 | $10.73 | $10.65 |
| Number of accumulation units outstanding at end of period | 675 | 2,530 | 2,817 | 3,054 | 3,435 | 2,520 | 1,741 | 1,078 | 381 | 6 |
| **SMALLCAP WORLD FUND®** | | | | | | | | | | |
| (Funds were first received in this option during September 2009) | | | | | | | | | | |
| Value at beginning of period | $10.43 | $8.65 | $10.22 | $8.27 | $7.80 | | | | | |
| Value at end of period | $13.33 | $10.43 | $8.65 | $10.22 | $8.27 | | | | | |
| Number of accumulation units outstanding at end of period | 0 | 531 | 1,858 | 660 | 38 | | | | | |

**Condensed Financial Information (continued)**

| | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 |
|---|---|---|---|---|---|---|---|---|---|---|
| **TEMPLETON GLOBAL BOND FUND** | | | | | | | | | | |
| Value at beginning of period | $20.69 | $18.09 | $18.75 | $16.84 | $14.34 | $13.65 | $12.47 | $11.12 | $11.61 | $10.35 |
| Value at end of period | $20.90 | $20.69 | $18.09 | $18.75 | $16.84 | $14.34 | $13.65 | $12.47 | $11.12 | $11.61 |
| Number of accumulation units outstanding at end of period | 11,670 | 16,571 | 17,776 | 23,231 | 15,901 | 4,362 | 5,820 | 6,150 | 2,887 | 72 |
| **THE BOND FUND OF AMERICA^SM** | | | | | | | | | | |
| (Funds were first received in this option during July 2008) | | | | | | | | | | |
| Value at beginning of period | $11.52 | $11.01 | $10.46 | $9.87 | $8.70 | $9.69 | | | | |
| Value at end of period | $11.16 | $11.52 | $11.01 | $10.46 | $9.87 | $8.70 | | | | |
| Number of accumulation units outstanding at end of period | 22,868 | 18,837 | 14,561 | 937 | 1,422 | 3,390 | | | | |
| **THE GROWTH FUND OF AMERICA®** | | | | | | | | | | |
| Value at beginning of period | $14.58 | $12.24 | $13.02 | $11.73 | $8.83 | $14.66 | $13.38 | $12.21 | $10.82 | $9.79 |
| Value at end of period | $19.27 | $14.58 | $12.24 | $13.02 | $11.73 | $8.83 | $14.66 | $13.38 | $12.21 | $10.82 |
| Number of accumulation units outstanding at end of period | 20,739 | 30,223 | 28,207 | 31,818 | 33,967 | 17,588 | 18,292 | 20,426 | 26,926 | 3,356 |
| **USAA PRECIOUS METALS AND MINERALS FUND** | | | | | | | | | | |
| (Funds were first received in this option during July 2011) | | | | | | | | | | |
| Value at beginning of period | $7.59 | $8.74 | $10.89 | | | | | | | |
| Value at end of period | $3.64 | $7.59 | $8.74 | | | | | | | |
| Number of accumulation units outstanding at end of period | 728 | 261 | 47 | | | | | | | |
| **WANGER INTERNATIONAL** | | | | | | | | | | |
| (Funds were first received in this option during July 2007) | | | | | | | | | | |
| Value at beginning of period | $10.43 | $8.68 | $10.29 | $8.34 | $5.63 | $10.48 | $10.30 | | | |
| Value at end of period | $12.61 | $10.43 | $8.68 | $10.29 | $8.34 | $5.63 | $10.48 | | | |
| Number of accumulation units outstanding at end of period | 823 | 4,309 | 3,172 | 3,200 | 3,515 | 2,123 | 24 | | | |
| **WANGER SELECT** | | | | | | | | | | |
| Value at beginning of period | $15.67 | $13.39 | $16.46 | $13.16 | $8.02 | $15.93 | $14.74 | $12.46 | $11.41 | $9.72 |
| Value at end of period | $20.84 | $15.67 | $13.39 | $16.46 | $13.16 | $8.02 | $15.93 | $14.74 | $12.46 | $11.41 |
| Number of accumulation units outstanding at end of period | 5,199 | 9,410 | 9,507 | 10,673 | 7,402 | 3,397 | 4,651 | 4,582 | 1,558 | 620 |
| **WANGER USA** | | | | | | | | | | |
| (Funds were first received in this option during February 2005) | | | | | | | | | | |
| Value at beginning of period | $16.30 | $13.75 | $14.42 | $11.83 | $8.42 | $14.12 | $13.56 | $12.73 | $11.40 | |
| Value at end of period | $21.55 | $16.30 | $13.75 | $14.42 | $11.83 | $8.42 | $14.12 | $13.56 | $12.73 | |
| Number of accumulation units outstanding at end of period | 2,066 | 2,094 | 2,713 | 3,275 | 4,803 | 1,032 | 4,015 | 5,997 | 2,036 | |
| **WASHINGTON MUTUAL INVESTORS FUND^SM** | | | | | | | | | | |
| Value at beginning of period | $13.52 | $12.17 | $11.51 | $10.28 | $8.74 | $13.24 | $12.89 | $11.06 | $10.82 | $10.09 |
| Value at end of period | $17.62 | $13.52 | $12.17 | $11.51 | $10.28 | $8.74 | $13.24 | $12.89 | $11.06 | $10.82 |
| Number of accumulation units outstanding at end of period | 14,258 | 26,045 | 27,001 | 25,001 | 23,825 | 29,780 | 19,876 | 18,846 | 13,613 | 4,346 |
| **WELLS FARGO ADVANTAGE SPECIAL SMALL CAP VALUE FUND** | | | | | | | | | | |
| Value at beginning of period | $24.62 | $21.96 | $22.71 | $18.75 | $14.61 | $21.67 | $23.87 | $19.89 | $18.23 | $16.22 |
| Value at end of period | $33.58 | $24.62 | $21.96 | $22.71 | $18.75 | $14.61 | $21.67 | $23.87 | $19.89 | $18.23 |
| Number of accumulation units outstanding at end of period | 1,856 | 4,794 | 4,279 | 4,530 | 5,705 | 5,470 | 7,023 | 9,913 | 11,287 | 1,333 |

**TABLE 28**

FOR CONTRACTS ISSUED UNDER 403(b), 401(a) AND 401(k) PLANS ISSUED SINCE 1996 WITH TOTAL SEPARATE ACCOUNT CHARGES OF 1.25%
(Selected data for accumulation units outstanding throughout each period)

| | 2013 | 2012 | 2011 | 2010 | 2009 | | | | 2005 | 2004 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ALGER GREEN FUND** | | | | | | | | | | |
| (Funds were first received in this option during June 2009) | | | | | | | | | | |
| Value at beginning of period | $14.88 | $13.12 | $14.02 | $12.96 | $10.12 | | | | | |
| Value at end of period | $19.81 | $14.88 | $13.12 | $14.02 | $12.96 | | | | | |
| Number of accumulation units outstanding at end of period | 5,851 | 3,906 | 3,363 | 1,497 | 550 | | | | | |

CFI 255

**Condensed Financial Information (continued)**

| | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 |
|---|---|---|---|---|---|---|---|---|---|---|
| **AMANA GROWTH FUND** | | | | | | | | | | |
| (Funds were first received in this option during June 2009) | | | | | | | | | | |
| Value at beginning of period | $11.67 | $10.63 | $10.97 | $9.58 | $8.17 | | | | | |
| Value at end of period | $14.16 | $11.67 | $10.63 | $10.97 | $9.58 | | | | | |
| Number of accumulation units outstanding at end of period | 35,373 | 45,766 | 40,445 | 23,838 | 13,148 | | | | | |
| **AMANA INCOME FUND** | | | | | | | | | | |
| (Funds were first received in this option during June 2009) | | | | | | | | | | |
| Value at beginning of period | $11.92 | $11.01 | $10.94 | $9.87 | $8.23 | | | | | |
| Value at end of period | $15.27 | $11.92 | $11.01 | $10.94 | $9.87 | | | | | |
| Number of accumulation units outstanding at end of period | 60,910 | 58,610 | 46,766 | 32,395 | 12,586 | | | | | |
| **AMERICAN CENTURY® INFLATION-ADJUSTED BOND FUND** | | | | | | | | | | |
| (Funds were first received in this option during June 2009) | | | | | | | | | | |
| Value at beginning of period | $13.10 | $12.43 | $11.14 | $10.69 | $10.08 | | | | | |
| Value at end of period | $11.76 | $13.10 | $12.43 | $11.14 | $10.69 | | | | | |
| Number of accumulation units outstanding at end of period | 64,365 | 118,092 | 49,936 | 29,463 | 13,688 | | | | | |
| **ARIEL FUND** | | | | | | | | | | |
| (Funds were first received in this option during May 2010) | | | | | | | | | | |
| Value at beginning of period | $12.01 | $10.10 | $11.54 | $9.96 | | | | | | |
| Value at end of period | $17.15 | $12.01 | $10.10 | $11.54 | | | | | | |
| Number of accumulation units outstanding at end of period | 8,230 | 2,789 | 2,015 | 828 | | | | | | |
| **ARTISAN INTERNATIONAL FUND** | | | | | | | | | | |
| (Funds were first received in this option during May 2008) | | | | | | | | | | |
| Value at beginning of period | $9.38 | $7.58 | $8.27 | $7.91 | $5.73 | $10.46 | | | | |
| Value at end of period | $11.60 | $9.38 | $7.58 | $8.27 | $7.91 | $5.73 | | | | |
| Number of accumulation units outstanding at end of period | 33,823 | 21,653 | 17,882 | 15,858 | 12,780 | 1,880 | | | | |
| **ASTON/FAIRPOINTE MID CAP FUND** | | | | | | | | | | |
| (Funds were first received in this option during July 2010) | | | | | | | | | | |
| Value at beginning of period | $12.43 | $10.81 | $11.71 | $9.42 | | | | | | |
| Value at end of period | $17.74 | $12.43 | $10.81 | $11.71 | | | | | | |
| Number of accumulation units outstanding at end of period | 29,849 | 12,041 | 10,039 | 3,905 | | | | | | |
| **BLACKROCK MID CAP VALUE OPPORTUNITIES FUND** | | | | | | | | | | |
| (Funds were first received in this option during October 2009) | | | | | | | | | | |
| Value at beginning of period | $17.16 | $15.35 | $15.64 | $12.60 | $11.51 | | | | | |
| Value at end of period | $22.59 | $17.16 | $15.35 | $15.64 | $12.60 | | | | | |
| Number of accumulation units outstanding at end of period | 20,616 | 17,703 | 15,179 | 7,661 | 57 | | | | | |
| **CALVERT VP SRI BALANCED PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $18.83 | $17.26 | $16.71 | $15.09 | $12.20 | $17.99 | $17.73 | $16.50 | $15.81 | $14.79 |
| Value at end of period | $21.95 | $18.83 | $17.26 | $16.71 | $15.09 | $12.20 | $17.99 | $17.73 | $16.50 | $15.81 |
| Number of accumulation units outstanding at end of period | 33,388 | 31,472 | 32,943 | 32,468 | 32,907 | 35,566 | 32,304 | 26,160 | 20,886 | 16,388 |
| **COHEN & STEERS REALTY SHARES, INC.** | | | | | | | | | | |
| (Funds were first received in this option during June 2011) | | | | | | | | | | |
| Value at beginning of period | $10.81 | $9.46 | $9.64 | | | | | | | |
| Value at end of period | $11.00 | $10.81 | $9.46 | | | | | | | |
| Number of accumulation units outstanding at end of period | 6,066 | 3,532 | 462 | | | | | | | |
| **COLUMBIA DIVERSIFIED EQUITY INCOME FUND** | | | | | | | | | | |
| (Funds were first received in this option during July 2008) | | | | | | | | | | |
| Value at beginning of period | $9.48 | $8.35 | $8.91 | $7.76 | $6.17 | $8.80 | | | | |
| Value at end of period | $12.26 | $9.48 | $8.35 | $8.91 | $7.76 | $6.17 | | | | |
| Number of accumulation units outstanding at end of period | 23,045 | 15,324 | 13,463 | 14,608 | 10,471 | 460 | | | | |
| **COLUMBIA MID CAP VALUE FUND (CLASS A)** | | | | | | | | | | |
| (Funds were first received in this option during August 2008) | | | | | | | | | | |
| Value at beginning of period | $10.48 | $9.11 | $9.64 | $7.94 | $6.08 | $8.94 | | | | |
| Value at end of period | $13.99 | $10.48 | $9.11 | $9.64 | $7.94 | $6.08 | | | | |
| Number of accumulation units outstanding at end of period | 8,748 | 6,707 | 7,209 | 3,867 | 2,198 | 1,166 | | | | |

# Condensed Financial Information (continued)

| | 2004 | 2005 | 2006 | 2007 | 2008 | 2009 | 2010 | 2011 | 2012 | 2013 |
|---|---|---|---|---|---|---|---|---|---|---|
| **DELAWARE SMALL CAP VALUE FUND** | | | | | | | | | | |
| (Funds were first received in this option during August 2013) | | | | | | | | | | |
| Value at beginning of period | | | | | | | | | | $10.59 |
| Value at end of period | | | | | | | | | | $12.03 |
| Number of accumulation units outstanding at end of period | | | | | | | | | | 768 |
| **EUROPACIFIC GROWTH FUND®** | | | | | | | | | | |
| Value at beginning of period | $9.95 | $11.45 | $13.69 | $16.47 | $19.34 | $11.35 | $15.60 | $16.85 | $14.38 | $16.92 |
| Value at end of period | $11.45 | $13.69 | $16.47 | $19.34 | $11.35 | $15.60 | $16.85 | $14.38 | $16.92 | $20.09 |
| Number of accumulation units outstanding at end of period | 3,553 | 24,162 | 48,828 | 92,487 | 127,676 | 167,669 | 202,268 | 220,058 | 228,918 | 232,830 |
| **FIDELITY® VIP CONTRAFUND® PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $19.67 | $22.43 | $25.91 | $28.58 | $33.19 | $18.84 | $25.25 | $29.24 | $28.14 | $32.36 |
| Value at end of period | $22.43 | $25.91 | $28.58 | $33.19 | $18.84 | $25.25 | $29.24 | $28.14 | $32.36 | $41.95 |
| Number of accumulation units outstanding at end of period | 129,478 | 199,896 | 261,881 | 304,741 | 332,769 | 318,093 | 316,690 | 318,801 | 321,489 | 314,615 |
| **FIDELITY® VIP EQUITY-INCOME PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $16.78 | $18.48 | $19.32 | $22.94 | $23.00 | $13.02 | $16.75 | $19.05 | $18.99 | $22.00 |
| Value at end of period | $18.48 | $19.32 | $22.94 | $23.00 | $13.02 | $16.75 | $19.05 | $18.99 | $22.00 | $27.85 |
| Number of accumulation units outstanding at end of period | 109,939 | 131,013 | 152,764 | 158,307 | 156,680 | 143,170 | 130,321 | 118,859 | 102,073 | 98,780 |
| **FIDELITY® VIP GROWTH PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $15.27 | $15.59 | $16.29 | $17.19 | $21.55 | $11.24 | $14.24 | $17.47 | $17.29 | $19.58 |
| Value at end of period | $15.59 | $16.29 | $17.19 | $21.55 | $11.24 | $14.24 | $17.47 | $17.29 | $19.58 | $26.36 |
| Number of accumulation units outstanding at end of period | 108,714 | 115,218 | 117,621 | 126,275 | 134,845 | 119,463 | 122,306 | 109,897 | 112,941 | 106,438 |
| **FIDELITY® VIP OVERSEAS PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $12.75 | $14.31 | $16.82 | $19.62 | $22.73 | $12.61 | $15.76 | $17.61 | $14.40 | $17.17 |
| Value at end of period | $14.31 | $16.82 | $19.62 | $22.73 | $12.61 | $15.76 | $17.61 | $14.40 | $17.17 | $22.12 |
| Number of accumulation units outstanding at end of period | 15,876 | 17,720 | 21,543 | 22,910 | 27,668 | 24,291 | 22,108 | 22,342 | 23,287 | 26,226 |
| **FRANKLIN SMALL CAP VALUE SECURITIES FUND** | | | | | | | | | | |
| Value at beginning of period | $12.04 | $14.71 | $15.80 | $18.25 | $17.60 | $11.64 | $14.85 | $18.80 | $17.87 | $20.89 |
| Value at end of period | $14.71 | $15.80 | $18.25 | $17.60 | $11.64 | $14.85 | $18.80 | $17.87 | $20.89 | $28.11 |
| Number of accumulation units outstanding at end of period | 24,929 | 38,989 | 48,595 | 53,895 | 60,560 | 66,301 | 70,809 | 71,483 | 72,669 | 74,098 |
| **FUNDAMENTAL INVESTORS℠** | | | | | | | | | | |
| (Funds were first received in this option during June 2008) | | | | | | | | | | |
| Value at beginning of period | | | | | $9.89 | $6.10 | $8.03 | $9.04 | $8.76 | $10.13 |
| Value at end of period | | | | | $6.10 | $8.03 | $9.04 | $8.76 | $10.13 | $13.15 |
| Number of accumulation units outstanding at end of period | | | | | 4,596 | 38,454 | 61,947 | 62,132 | 68,969 | 79,078 |
| **ING AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $10.81 | $12.96 | $13.80 | $15.74 | $15.09 | $10.94 | $14.67 | $17.67 | $16.90 | $19.42 |
| Value at end of period | $12.96 | $13.80 | $15.74 | $15.09 | $10.94 | $14.67 | $17.67 | $16.90 | $19.42 | $25.19 |
| Number of accumulation units outstanding at end of period | 6,474 | 10,540 | 15,798 | 15,180 | 15,366 | 17,480 | 22,984 | 26,404 | 27,313 | 29,197 |
| **ING BALANCED PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $16.47 | $17.80 | $18.33 | $19.91 | $20.75 | $14.74 | $17.35 | $19.56 | $19.06 | $21.39 |
| Value at end of period | $17.80 | $18.33 | $19.91 | $20.75 | $14.74 | $17.35 | $19.56 | $19.06 | $21.39 | $24.65 |
| Number of accumulation units outstanding at end of period | 97,061 | 91,050 | 87,400 | 93,827 | 88,950 | 66,784 | 63,310 | 59,511 | 65,399 | 66,214 |
| **ING BARON GROWTH PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $11.45 | $14.47 | $15.34 | $17.46 | $18.29 | $10.61 | $14.17 | $17.70 | $17.87 | $21.12 |
| Value at end of period | $14.47 | $15.34 | $17.46 | $18.29 | $10.61 | $14.17 | $17.70 | $17.87 | $21.12 | $28.96 |
| Number of accumulation units outstanding at end of period | 15,184 | 33,006 | 35,472 | 47,125 | 53,816 | 56,618 | 51,943 | 47,651 | 43,191 | 48,533 |
| **ING BLACKROCK HEALTH SCIENCES OPPORTUNITIES PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during August 2005) | | | | | | | | | | |
| Value at beginning of period | | $11.03 | $11.21 | $12.60 | $13.51 | $9.52 | $11.29 | $11.92 | $12.34 | $14.47 |
| Value at end of period | | $11.21 | $12.60 | $13.51 | $9.52 | $11.29 | $11.92 | $12.34 | $14.47 | $20.62 |
| Number of accumulation units outstanding at end of period | | 1,447 | 5,597 | 9,420 | 15,475 | 16,362 | 15,080 | 19,796 | 22,809 | 43,332 |

# Condensed Financial Information (continued)

| | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING BLACKROCK LARGE CAP GROWTH PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2007) | | | | | | | | | | |
| Value at beginning of period | $10.04 | $8.86 | $9.09 | $8.10 | $6.28 | $10.42 | $10.68 | | | |
| Value at end of period | $13.23 | $10.04 | $8.86 | $9.09 | $8.10 | $6.28 | $10.42 | | | |
| Number of accumulation units outstanding at end of period | 57,636 | 55,379 | 58,953 | 56,082 | 73,143 | 77,452 | 73,368 | | | |
| **ING CLARION GLOBAL REAL ESTATE PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during September 2008) | | | | | | | | | | |
| Value at beginning of period | $11.86 | $9.52 | $10.17 | $8.85 | $6.70 | $9.74 | | | | |
| Value at end of period | $12.17 | $11.86 | $9.52 | $10.17 | $8.85 | $6.70 | | | | |
| Number of accumulation units outstanding at end of period | 59,591 | 54,697 | 42,045 | 42,679 | 46,291 | 41,246 | | | | |
| **ING CLARION REAL ESTATE PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during July 2006) | | | | | | | | | | |
| Value at beginning of period | $12.70 | $11.13 | $10.29 | $8.14 | $6.07 | $9.99 | $12.30 | $10.44 | | |
| Value at end of period | $12.80 | $12.70 | $11.13 | $10.29 | $8.14 | $6.07 | $9.99 | $12.30 | | |
| Number of accumulation units outstanding at end of period | 88,707 | 82,370 | 70,155 | 60,270 | 48,613 | 36,902 | 26,249 | 17,184 | | |
| **ING COLUMBIA CONTRARIAN CORE PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $18.93 | $17.07 | $18.14 | $16.39 | $12.61 | $21.01 | $20.42 | $18.16 | $17.70 | $16.53 |
| Value at end of period | $25.19 | $18.93 | $17.07 | $18.14 | $16.39 | $12.61 | $21.01 | $20.42 | $18.16 | $17.70 |
| Number of accumulation units outstanding at end of period | 21,196 | 18,854 | 18,604 | 18,506 | 16,216 | 15,210 | 10,444 | 8,450 | 6,870 | 4,882 |
| **ING COLUMBIA SMALL CAP VALUE II PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during August 2006) | | | | | | | | | | |
| Value at beginning of period | $11.00 | $9.76 | $10.15 | $8.21 | $6.66 | $10.23 | $10.06 | $9.09 | | |
| Value at end of period | $15.21 | $11.00 | $9.76 | $10.15 | $8.21 | $6.66 | $10.23 | $10.06 | | |
| Number of accumulation units outstanding at end of period | 12,428 | 10,981 | 15,019 | 9,512 | 6,389 | 3,523 | 983 | 178 | | |
| **ING FMR<sup>SM</sup> DIVERSIFIED MID CAP PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during June 2005) | | | | | | | | | | |
| Value at beginning of period | $15.40 | $13.61 | $15.47 | $12.20 | $8.88 | $14.77 | $13.07 | $11.82 | $10.23 | |
| Value at end of period | $20.69 | $15.40 | $13.61 | $15.47 | $12.20 | $8.88 | $14.77 | $13.07 | $11.82 | |
| Number of accumulation units outstanding at end of period | 64,556 | 63,780 | 62,161 | 55,469 | 43,590 | 26,069 | 13,295 | 10,389 | 3,998 | |
| **ING GLOBAL BOND PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2005) | | | | | | | | | | |
| Value at beginning of period | $14.54 | $13.64 | $13.32 | $11.64 | $9.70 | $11.62 | $10.82 | $10.10 | $9.98 | |
| Value at end of period | $13.78 | $14.54 | $13.64 | $13.32 | $11.64 | $9.70 | $11.62 | $10.82 | $10.10 | |
| Number of accumulation units outstanding at end of period | 119,317 | 147,611 | 154,365 | 167,785 | 166,621 | 168,466 | 151,703 | 127,633 | 125,805 | |
| **ING GLOBAL RESOURCES PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during January 2007) | | | | | | | | | | |
| Value at beginning of period | $11.01 | $11.48 | $12.79 | $10.65 | $7.84 | $13.46 | $9.68 | | | |
| Value at end of period | $12.36 | $11.01 | $11.48 | $12.79 | $10.65 | $7.84 | $13.46 | | | |
| Number of accumulation units outstanding at end of period | 129,333 | 138,665 | 141,309 | 119,967 | 115,701 | 101,622 | 71,073 | | | |
| **ING GNMA INCOME FUND** | | | | | | | | | | |
| (Funds were first received in this option during June 2010) | | | | | | | | | | |
| Value at beginning of period | $11.01 | $10.84 | $10.22 | $10.15 | | | | | | |
| Value at end of period | $10.68 | $11.01 | $10.84 | $10.22 | | | | | | |
| Number of accumulation units outstanding at end of period | 1,266 | 692 | 519 | 346 | | | | | | |
| **ING GROWTH AND INCOME PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $17.30 | $15.13 | $15.36 | $13.63 | $10.60 | $17.20 | $16.22 | $14.38 | $13.47 | $12.58 |
| Value at end of period | $22.33 | $17.30 | $15.13 | $15.36 | $13.63 | $10.60 | $17.20 | $16.22 | $14.38 | $13.47 |
| Number of accumulation units outstanding at end of period | 107,086 | 92,943 | 105,339 | 113,419 | 67,546 | 95,114 | 107,258 | 120,422 | 117,339 | 126,306 |
| **ING INDEX PLUS LARGECAP PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $21.45 | $18.98 | $19.23 | $17.09 | $14.04 | $22.65 | $21.84 | $19.30 | $18.54 | $16.98 |
| Value at end of period | $28.16 | $21.45 | $18.98 | $19.23 | $17.09 | $14.04 | $22.65 | $21.84 | $19.30 | $18.54 |
| Number of accumulation units outstanding at end of period | 107,379 | 110,542 | 119,042 | 134,963 | 136,322 | 147,669 | 144,971 | 145,259 | 127,900 | 116,478 |

**Condensed Financial Information (continued)**

| | 2004 | 2005 | 2006 | 2007 | 2008 | 2009 | 2010 | 2011 | 2012 | 2013 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING INDEX PLUS MIDCAP PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $16.32 | $18.79 | $20.63 | $22.30 | $23.23 | $14.32 | $18.63 | $22.43 | $21.90 | $25.45 |
| Value at end of period | $18.79 | $20.63 | $22.30 | $23.23 | $14.32 | $18.63 | $22.43 | $21.90 | $25.45 | $33.82 |
| Number of accumulation units outstanding at end of period | 104,291 | 125,931 | 149,158 | 149,600 | 151,967 | 147,186 | 139,393 | 131,858 | 122,639 | 115,752 |
| **ING INDEX PLUS SMALLCAP PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $12.19 | $14.70 | $15.62 | $17.56 | $16.26 | $10.67 | $13.15 | $15.96 | $15.64 | $17.36 |
| Value at end of period | $14.70 | $15.62 | $17.56 | $16.26 | $10.67 | $13.15 | $15.96 | $15.64 | $17.36 | $24.47 |
| Number of accumulation units outstanding at end of period | 67,254 | 83,955 | 98,473 | 94,066 | 94,434 | 88,723 | 83,009 | 78,983 | 76,353 | 77,875 |
| **ING INDEX SOLUTION 2055 PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during June 2011) | | | | | | | | | | |
| Value at beginning of period | | | | | | | | $12.07 | $10.87 | $12.44 |
| Value at end of period | | | | | | | | $10.87 | $12.44 | $15.25 |
| Number of accumulation units outstanding at end of period | | | | | | | | 723 | 829 | 2,169 |
| **ING INTERMEDIATE BOND PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $15.33 | $15.88 | $16.17 | $16.62 | $17.41 | $15.73 | $17.33 | $18.80 | $19.97 | $21.57 |
| Value at end of period | $15.88 | $16.17 | $16.62 | $17.41 | $15.73 | $17.33 | $18.80 | $19.97 | $21.57 | $21.28 |
| Number of accumulation units outstanding at end of period | 63,863 | 83,799 | 98,873 | 123,836 | 121,609 | 111,203 | 109,356 | 118,941 | 120,418 | 87,381 |
| **ING INTERNATIONAL INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during June 2008) | | | | | | | | | | |
| Value at beginning of period | | | | | $9.13 | $5.92 | $7.47 | $7.96 | $6.90 | $8.09 |
| Value at end of period | | | | | $5.92 | $7.47 | $7.96 | $6.90 | $8.09 | $9.71 |
| Number of accumulation units outstanding at end of period | | | | | 180 | 26,079 | 31,798 | 35,819 | 41,769 | 45,257 |
| **ING INTERNATIONAL VALUE PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $10.23 | $11.87 | $12.82 | $16.39 | $18.36 | $10.38 | $13.04 | $13.20 | $11.08 | $13.05 |
| Value at end of period | $11.87 | $12.82 | $16.39 | $18.36 | $10.38 | $13.04 | $13.20 | $11.08 | $13.05 | $15.62 |
| Number of accumulation units outstanding at end of period | 12,652 | 27,500 | 34,799 | 42,483 | 40,503 | 41,226 | 37,641 | 35,356 | 33,064 | 27,072 |
| **ING INVESCO COMSTOCK PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $10.64 | $12.26 | $12.53 | $14.34 | $13.84 | $8.68 | $11.02 | $12.53 | $12.12 | $14.20 |
| Value at end of period | $12.26 | $12.53 | $14.34 | $13.84 | $8.68 | $11.02 | $12.53 | $12.12 | $14.20 | $18.93 |
| Number of accumulation units outstanding at end of period | 25,515 | 57,719 | 71,555 | 74,788 | 71,895 | 66,761 | 60,864 | 60,979 | 59,972 | 62,388 |
| **ING INVESCO EQUITY AND INCOME PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2005) | | | | | | | | | | |
| Value at beginning of period | | $10.33 | $11.06 | $12.31 | $12.58 | $9.52 | $11.54 | $12.80 | $12.50 | $13.93 |
| Value at end of period | | $11.06 | $12.31 | $12.58 | $9.52 | $11.54 | $12.80 | $12.50 | $13.93 | $17.19 |
| Number of accumulation units outstanding at end of period | | 267,316 | 299,371 | 306,176 | 298,358 | 290,160 | 277,623 | 261,317 | 239,207 | 230,776 |
| **ING INVESCO GROWTH AND INCOME PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during August 2005) | | | | | | | | | | |
| Value at beginning of period | | $10.73 | $11.04 | $12.65 | $12.82 | $8.58 | $10.50 | $11.66 | $11.27 | $12.75 |
| Value at end of period | | $11.04 | $12.65 | $12.82 | $8.58 | $10.50 | $11.66 | $11.27 | $12.75 | $16.86 |
| Number of accumulation units outstanding at end of period | | 4,274 | 14,574 | 20,052 | 22,145 | 28,169 | 36,634 | 34,068 | 34,875 | 40,188 |
| **ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during July 2005) | | | | | | | | | | |
| Value at beginning of period | | $11.32 | $13.40 | $17.98 | $24.58 | $11.83 | $20.05 | $23.81 | $19.22 | $22.61 |
| Value at end of period | | $13.40 | $17.98 | $24.58 | $11.83 | $20.05 | $23.81 | $19.22 | $22.61 | $21.05 |
| Number of accumulation units outstanding at end of period | | 4,853 | 15,244 | 27,218 | 32,316 | 27,745 | 35,795 | 34,444 | 40,964 | 41,276 |
| **ING JPMORGAN MID CAP VALUE PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $11.78 | $14.02 | $15.03 | $17.29 | $17.47 | $11.56 | $14.34 | $17.41 | $17.51 | $20.75 |
| Value at end of period | $14.02 | $15.03 | $17.29 | $17.47 | $11.56 | $14.34 | $17.41 | $17.51 | $20.75 | $26.96 |
| Number of accumulation units outstanding at end of period | 6,702 | 10,412 | 16,290 | 20,009 | 20,976 | 19,312 | 22,079 | 22,150 | 27,054 | 36,442 |
| **ING JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during September 2005) | | | | | | | | | | |
| Value at beginning of period | | $11.37 | $11.29 | $13.01 | $12.63 | $8.74 | $10.99 | $13.75 | $13.40 | $15.71 |
| Value at end of period | | $11.29 | $13.01 | $12.63 | $8.74 | $10.99 | $13.75 | $13.40 | $15.71 | $21.55 |
| Number of accumulation units outstanding at end of period | | 69 | 901 | 4,267 | 5,553 | 6,436 | 8,684 | 11,506 | 14,581 | 34,145 |

**Condensed Financial Information (continued)**

| | 2004 | 2005 | 2006 | 2007 | 2008 | 2009 | 2010 | 2011 | 2012 | 2013 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING LARGE CAP GROWTH PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during January 2011) | | | | | | | | | | |
| Value at beginning of period | | | | | | | | $10.31 | $10.30 | $12.01 |
| Value at end of period | | | | | | | | $10.30 | $12.01 | $15.53 |
| Number of accumulation units outstanding at end of period | | | | | | | | 36,334 | 45,185 | 59,457 |
| **ING LARGE CAP VALUE PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during July 2007) | | | | | | | | | | |
| Value at beginning of period | | | | $9.34 | $9.11 | $6.29 | $7.00 | $8.25 | $8.43 | $9.55 |
| Value at end of period | | | | $9.11 | $6.29 | $7.00 | $8.25 | $8.43 | $9.55 | $12.34 |
| Number of accumulation units outstanding at end of period | | | | 134,203 | 156,353 | 142,095 | 135,255 | 334,634 | 285,218 | 346,534 |
| **ING MARSICO GROWTH PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2008) | | | | | | | | | | |
| Value at beginning of period | | | | | $10.23 | $6.56 | $8.38 | $9.94 | $9.68 | $10.79 |
| Value at end of period | | | | | $6.56 | $8.38 | $9.94 | $9.68 | $10.79 | $14.48 |
| Number of accumulation units outstanding at end of period | | | | | 24,173 | 20,420 | 16,862 | 18,966 | 15,616 | 14,436 |
| **ING MFS TOTAL RETURN PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $11.95 | $13.12 | $13.33 | $14.74 | $15.14 | $11.61 | $13.52 | $14.66 | $14.71 | $16.15 |
| Value at end of period | $13.12 | $13.33 | $14.74 | $15.14 | $11.61 | $13.52 | $14.66 | $14.71 | $16.15 | $18.93 |
| Number of accumulation units outstanding at end of period | 31,171 | 65,612 | 73,280 | 84,449 | 85,309 | 95,289 | 94,522 | 97,408 | 86,587 | 88,041 |
| **ING MFS UTILITIES PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during July 2005) | | | | | | | | | | |
| Value at beginning of period | | $10.99 | $11.41 | $14.74 | $18.54 | $11.41 | $14.96 | $16.79 | $17.64 | $19.74 |
| Value at end of period | | $11.41 | $14.74 | $18.54 | $11.41 | $14.96 | $16.79 | $17.64 | $19.74 | $23.43 |
| Number of accumulation units outstanding at end of period | | 414 | 10,349 | 34,877 | 42,079 | 44,363 | 43,203 | 57,229 | 69,838 | 73,992 |
| **ING MIDCAP OPPORTUNITIES PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $9.33 | $10.28 | $11.21 | $11.93 | $14.81 | $9.12 | $12.75 | $16.41 | $16.12 | $18.18 |
| Value at end of period | $10.28 | $11.21 | $11.93 | $14.81 | $9.12 | $12.75 | $16.41 | $16.12 | $18.18 | $23.70 |
| Number of accumulation units outstanding at end of period | 5,605 | 6,578 | 7,346 | 7,627 | 9,681 | 10,461 | 16,151 | 29,237 | 39,304 | 66,637 |
| **ING MONEY MARKET PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $12.45 | $12.43 | $12.64 | $13.10 | $13.60 | $13.79 | $13.66 | $13.53 | $13.36 | $13.20 |
| Value at end of period | $12.43 | $12.64 | $13.10 | $13.60 | $13.79 | $13.66 | $13.53 | $13.36 | $13.20 | $13.04 |
| Number of accumulation units outstanding at end of period | 130,565 | 189,735 | 293,491 | 583,468 | 813,394 | 570,885 | 453,148 | 391,866 | 417,826 | 388,407 |
| **ING MULTI-MANAGER LARGE CAP CORE PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during July 2006) | | | | | | | | | | |
| Value at beginning of period | | | $10.02 | $10.79 | $11.23 | $7.26 | $8.92 | $10.23 | $9.67 | $10.56 |
| Value at end of period | | | $10.79 | $11.23 | $7.26 | $8.92 | $10.23 | $9.67 | $10.56 | $13.62 |
| Number of accumulation units outstanding at end of period | | | 126 | 12,646 | 14,630 | 18,748 | 18,269 | 18,317 | 16,055 | 16,594 |
| **ING OPPENHEIMER GLOBAL PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2005) | | | | | | | | | | |
| Value at beginning of period | | $10.42 | $12.12 | $14.12 | $14.86 | $8.76 | $12.08 | $13.84 | $12.56 | $15.09 |
| Value at end of period | | $12.12 | $14.12 | $14.86 | $8.76 | $12.08 | $13.84 | $12.56 | $15.09 | $18.95 |
| Number of accumulation units outstanding at end of period | | 349,097 | 382,245 | 421,438 | 423,529 | 363,926 | 335,042 | 303,720 | 283,041 | 269,845 |
| **ING PIMCO HIGH YIELD PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during July 2005) | | | | | | | | | | |
| Value at beginning of period | | $10.42 | $10.48 | $11.28 | $11.46 | $8.77 | $12.93 | $14.59 | $15.05 | $16.95 |
| Value at end of period | | $10.48 | $11.28 | $11.46 | $8.77 | $12.93 | $14.59 | $15.05 | $16.95 | $17.68 |
| Number of accumulation units outstanding at end of period | | 266 | 4,932 | 10,676 | 11,336 | 18,088 | 27,142 | 31,249 | 45,148 | 48,581 |
| **ING PIMCO TOTAL RETURN PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $11.01 | $11.35 | $11.44 | $11.75 | $12.69 | $12.51 | $13.92 | $14.78 | $15.07 | $16.06 |
| Value at end of period | $11.35 | $11.44 | $11.75 | $12.69 | $12.51 | $13.92 | $14.78 | $15.07 | $16.06 | $15.56 |
| Number of accumulation units outstanding at end of period | 35,513 | 55,455 | 69,753 | 99,218 | 143,141 | 192,986 | 217,264 | 230,617 | 239,081 | 212,750 |

CFI 260

**Condensed Financial Information (continued)**

| | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING PIONEER HIGH YIELD PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during May 2006) | | | | | | | | | | |
| Value at beginning of period | $16.87 | $14.70 | $14.99 | $12.75 | $7.73 | $11.08 | $10.58 | $10.05 | | |
| Value at end of period | $18.71 | $16.87 | $14.70 | $14.99 | $12.75 | $7.73 | $11.08 | $10.58 | | |
| Number of accumulation units outstanding at end of period | 46,848 | 35,220 | 26,093 | 21,465 | 15,217 | 12,276 | 8,142 | 616 | | |
| **ING RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during July 2009) | | | | | | | | | | |
| Value at beginning of period | $16.25 | $14.37 | $13.96 | $12.54 | $10.70 | | | | | |
| Value at end of period | $21.19 | $16.25 | $14.37 | $13.96 | $12.54 | | | | | |
| Number of accumulation units outstanding at end of period | 10,892 | 8,404 | 9,307 | 7,138 | 4,441 | | | | | |
| **ING RUSSELL™ LARGE CAP INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during June 2008) | | | | | | | | | | |
| Value at beginning of period | $10.37 | $9.09 | $8.97 | $8.10 | $6.63 | $9.13 | | | | |
| Value at end of period | $13.52 | $10.37 | $9.09 | $8.97 | $8.10 | $6.63 | | | | |
| Number of accumulation units outstanding at end of period | 47,465 | 47,549 | 37,559 | 23,176 | 15,941 | 34 | | | | |
| **ING RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during July 2009) | | | | | | | | | | |
| Value at beginning of period | $14.76 | $12.89 | $12.98 | $11.83 | $10.05 | | | | | |
| Value at end of period | $19.17 | $14.76 | $12.89 | $12.98 | $11.83 | | | | | |
| Number of accumulation units outstanding at end of period | 8,839 | 3,668 | 4,603 | 3,886 | 1,766 | | | | | |
| **ING RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during August 2009) | | | | | | | | | | |
| Value at beginning of period | $17.55 | $15.39 | $15.93 | $12.82 | $11.40 | | | | | |
| Value at end of period | $23.38 | $17.55 | $15.39 | $15.93 | $12.82 | | | | | |
| Number of accumulation units outstanding at end of period | 8,011 | 6,692 | 7,338 | 7,189 | 4,414 | | | | | |
| **ING RUSSELL™ MID CAP INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during June 2008) | | | | | | | | | | |
| Value at beginning of period | $11.34 | $9.81 | $10.12 | $8.18 | $5.91 | $9.42 | | | | |
| Value at end of period | $15.03 | $11.34 | $9.81 | $10.12 | $8.18 | $5.91 | | | | |
| Number of accumulation units outstanding at end of period | 18,915 | 14,437 | 8,058 | 5,589 | 3,691 | 116 | | | | |
| **ING RUSSELL™ SMALL CAP INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during June 2008) | | | | | | | | | | |
| Value at beginning of period | $11.79 | $10.29 | $10.85 | $8.69 | $6.95 | $9.59 | | | | |
| Value at end of period | $16.16 | $11.79 | $10.29 | $10.85 | $8.69 | $6.95 | | | | |
| Number of accumulation units outstanding at end of period | 19,433 | 14,777 | 10,079 | 7,893 | 2,901 | 292 | | | | |
| **ING SMALLCAP OPPORTUNITIES PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $11.98 | $10.53 | $10.57 | $8.09 | $6.25 | $9.66 | $8.89 | $8.00 | $7.42 | $6.82 |
| Value at end of period | $16.45 | $11.98 | $10.53 | $10.57 | $8.09 | $6.25 | $9.66 | $8.89 | $8.00 | $7.42 |
| Number of accumulation units outstanding at end of period | 37,621 | 28,427 | 22,478 | 17,755 | 10,305 | 15,178 | 11,546 | 11,518 | 9,521 | 8,830 |
| **ING SMALL COMPANY PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $33.43 | $29.56 | $30.69 | $24.99 | $19.83 | $29.13 | $27.86 | $24.15 | $22.17 | $19.63 |
| Value at end of period | $45.48 | $33.43 | $29.56 | $30.69 | $24.99 | $19.83 | $29.13 | $27.86 | $24.15 | $22.17 |
| Number of accumulation units outstanding at end of period | 22,455 | 26,500 | 28,632 | 28,457 | 24,312 | 25,923 | 27,307 | 38,682 | 38,894 | 38,794 |
| **ING SOLUTION 2015 PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during May 2005) | | | | | | | | | | |
| Value at beginning of period | $12.49 | $11.34 | $11.57 | $10.53 | $8.72 | $12.07 | $11.68 | $10.68 | $10.23 | |
| Value at end of period | $13.45 | $12.49 | $11.34 | $11.57 | $10.53 | $8.72 | $12.07 | $11.68 | $10.68 | |
| Number of accumulation units outstanding at end of period | 144,785 | 147,421 | 138,131 | 141,257 | 116,541 | 81,062 | 33,844 | 9,287 | 5,985 | |
| **ING SOLUTION 2025 PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during July 2005) | | | | | | | | | | |
| Value at beginning of period | $12.25 | $10.93 | $11.43 | $10.17 | $8.19 | $12.53 | $12.13 | $10.91 | $10.67 | |
| Value at end of period | $14.07 | $12.25 | $10.93 | $11.43 | $10.17 | $8.19 | $12.53 | $12.13 | $10.91 | |
| Number of accumulation units outstanding at end of period | 209,106 | 178,590 | 145,304 | 114,025 | 82,789 | 45,543 | 22,806 | 3,474 | 1,659 | |

**Condensed Financial Information (continued)**

| | 2004 | 2005 | 2006 | 2007 | 2008 | 2009 | 2010 | 2011 | 2012 | 2013 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING SOLUTION 2035 PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during August 2005) | | | | | | | | | | |
| Value at beginning of period | | $10.68 | $11.07 | $12.47 | $12.97 | $8.07 | $10.23 | $11.57 | $10.90 | $12.39 |
| Value at end of period | | $11.07 | $12.47 | $12.97 | $8.07 | $10.23 | $11.57 | $10.90 | $12.39 | $14.73 |
| Number of accumulation units outstanding at end of period | | 5,440 | 11,636 | 29,608 | 63,053 | 92,869 | 132,025 | 172,584 | 176,562 | 208,335 |
| **ING SOLUTION 2045 PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during August 2005) | | | | | | | | | | |
| Value at beginning of period | | $10.82 | $11.27 | $12.81 | $13.38 | $7.95 | $10.19 | $11.59 | $10.86 | $12.38 |
| Value at end of period | | $11.27 | $12.81 | $13.38 | $7.95 | $10.19 | $11.59 | $10.86 | $12.38 | $15.10 |
| Number of accumulation units outstanding at end of period | | 263 | 4,298 | 19,854 | 40,658 | 71,842 | 99,551 | 118,505 | 124,998 | 143,801 |
| **ING SOLUTION 2055 PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during August 2010) | | | | | | | | | | |
| Value at beginning of period | | | | | | | $9.78 | $11.52 | $10.80 | $12.32 |
| Value at end of period | | | | | | | $11.52 | $10.80 | $12.32 | $15.03 |
| Number of accumulation units outstanding at end of period | | | | | | | 50 | 1,245 | 6,407 | 14,250 |
| **ING SOLUTION BALANCED PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during October 2008) | | | | | | | | | | |
| Value at beginning of period | | | | | $6.90 | $6.91 | $8.49 | $9.45 | $9.10 | $10.22 |
| Value at end of period | | | | | $6.91 | $8.49 | $9.45 | $9.10 | $10.22 | $11.68 |
| Number of accumulation units outstanding at end of period | | | | | 178 | 3,939 | 9,901 | 19,241 | 29,428 | 43,355 |
| **ING SOLUTION INCOME PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during June 2006) | | | | | | | | | | |
| Value at beginning of period | | | $10.22 | $10.92 | $11.35 | $9.34 | $10.81 | $11.71 | $11.60 | $12.58 |
| Value at end of period | | | $10.92 | $11.35 | $9.34 | $10.81 | $11.71 | $11.60 | $12.58 | $13.29 |
| Number of accumulation units outstanding at end of period | | | 3,215 | 3,712 | 5,442 | 10,308 | 13,258 | 14,661 | 19,183 | 18,648 |
| **ING SOLUTION MODERATELY CONSERVATIVE PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during December 2008) | | | | | | | | | | |
| Value at beginning of period | | | | | $7.44 | $7.64 | $9.07 | $9.96 | $9.77 | $10.81 |
| Value at end of period | | | | | $7.64 | $9.07 | $9.96 | $9.77 | $10.81 | $11.69 |
| Number of accumulation units outstanding at end of period | | | | | 4,030 | 1,563 | 4,370 | 10,056 | 15,579 | 22,890 |
| **ING STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $14.55 | $15.51 | $15.91 | $17.03 | $17.79 | $13.43 | $15.63 | $17.14 | $17.23 | $19.12 |
| Value at end of period | $15.51 | $15.91 | $17.03 | $17.79 | $13.43 | $15.63 | $17.14 | $17.23 | $19.12 | $21.16 |
| Number of accumulation units outstanding at end of period | 13,525 | 15,934 | 13,450 | 14,427 | 22,604 | 34,080 | 36,531 | 42,429 | 47,738 | 40,820 |
| **ING STRATEGIC ALLOCATION GROWTH PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $14.13 | $15.64 | $16.40 | $18.33 | $19.02 | $12.01 | $14.85 | $16.58 | $15.90 | $18.06 |
| Value at end of period | $15.64 | $16.40 | $18.33 | $19.02 | $12.01 | $14.85 | $16.58 | $15.90 | $18.06 | $21.83 |
| Number of accumulation units outstanding at end of period | 20,916 | 29,864 | 38,767 | 45,479 | 43,263 | 50,097 | 53,891 | 51,877 | 55,168 | 60,057 |
| **ING STRATEGIC ALLOCATION MODERATE PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $14.12 | $15.37 | $15.89 | $17.45 | $18.18 | $12.48 | $15.02 | $16.61 | $16.31 | $18.30 |
| Value at end of period | $15.37 | $15.89 | $17.45 | $18.18 | $12.48 | $15.02 | $16.61 | $16.31 | $18.30 | $21.07 |
| Number of accumulation units outstanding at end of period | 28,210 | 39,355 | 39,861 | 40,202 | 47,688 | 71,490 | 83,734 | 86,534 | 91,668 | 100,466 |
| **ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during May 2005) | | | | | | | | | | |
| Value at beginning of period | | $10.20 | $10.93 | $12.38 | $12.76 | $9.14 | $12.02 | $13.54 | $13.76 | $15.55 |
| Value at end of period | | $10.93 | $12.38 | $12.76 | $9.14 | $12.02 | $13.54 | $13.76 | $15.55 | $18.77 |
| Number of accumulation units outstanding at end of period | | 26,002 | 129,517 | 288,646 | 373,017 | 454,755 | 548,217 | 644,695 | 682,915 | 771,875 |
| **ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2005) | | | | | | | | | | |
| Value at beginning of period | | $10.24 | $11.44 | $12.32 | $13.80 | $7.75 | $11.20 | $14.22 | $13.52 | $15.51 |
| Value at end of period | | $11.44 | $12.32 | $13.80 | $7.75 | $11.20 | $14.22 | $13.52 | $15.51 | $20.70 |
| Number of accumulation units outstanding at end of period | | 140,432 | 139,018 | 154,634 | 167,991 | 151,794 | 130,542 | 120,706 | 118,545 | 118,242 |

## Condensed Financial Information (continued)

| | 2004 | 2005 | 2006 | 2007 | 2008 | 2009 | 2010 | 2011 | 2012 | 2013 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING T. ROWE PRICE EQUITY INCOME PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $12.93 | $14.67 | $15.06 | $17.71 | $18.02 | $11.45 | $14.13 | $16.04 | $15.70 | $18.17 |
| Value at end of period | $14.67 | $15.06 | $17.71 | $18.02 | $11.45 | $14.13 | $16.04 | $15.70 | $18.17 | $23.29 |
| Number of accumulation units outstanding at end of period | 5,534 | 21,697 | 35,062 | 49,380 | 59,043 | 69,003 | 74,363 | 81,506 | 79,038 | 86,206 |
| **ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $17.32 | $18.81 | $19.73 | $22.08 | $23.96 | $13.67 | $19.31 | $22.28 | $21.77 | $25.56 |
| Value at end of period | $18.81 | $19.73 | $22.08 | $23.96 | $13.67 | $19.31 | $22.28 | $21.77 | $25.56 | $35.15 |
| Number of accumulation units outstanding at end of period | 43,781 | 56,851 | 69,189 | 87,681 | 85,842 | 80,998 | 82,769 | 71,920 | 71,056 | 74,112 |
| **ING T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during October 2005) | | | | | | | | | | |
| Value at beginning of period | | $10.70 | $12.43 | $15.22 | $18.13 | $9.04 | $12.28 | $13.80 | $11.95 | $14.01 |
| Value at end of period | | $12.43 | $15.22 | $18.13 | $9.04 | $12.28 | $13.80 | $11.95 | $14.01 | $15.82 |
| Number of accumulation units outstanding at end of period | | 828 | 2,816 | 9,110 | 9,615 | 8,557 | 9,137 | 10,501 | 10,365 | 11,831 |
| **ING TEMPLETON FOREIGN EQUITY PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2008) | | | | | | | | | | |
| Value at beginning of period | | | | | $10.20 | $6.28 | $8.20 | $8.82 | $7.66 | $9.00 |
| Value at end of period | | | | | $6.28 | $8.20 | $8.82 | $7.66 | $9.00 | $10.69 |
| Number of accumulation units outstanding at end of period | | | | | 45,957 | 47,069 | 50,771 | 54,273 | 96,108 | 93,740 |
| **ING TEMPLETON GLOBAL GROWTH PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during May 2006) | | | | | | | | | | |
| Value at beginning of period | | | $10.21 | $11.06 | $11.18 | $6.66 | $8.70 | $9.26 | $8.63 | $10.37 |
| Value at end of period | | | $11.06 | $11.18 | $6.66 | $8.70 | $9.26 | $8.63 | $10.37 | $13.38 |
| Number of accumulation units outstanding at end of period | | | 2,343 | 6,749 | 7,233 | 11,210 | 12,694 | 13,647 | 15,790 | 18,538 |
| **ING U.S. BOND INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during June 2008) | | | | | | | | | | |
| Value at beginning of period | | | | | $9.86 | $10.19 | $10.65 | $11.16 | $11.82 | $12.12 |
| Value at end of period | | | | | $10.19 | $10.65 | $11.16 | $11.82 | $12.12 | $11.67 |
| Number of accumulation units outstanding at end of period | | | | | 2,233 | 9,615 | 11,090 | 24,759 | 24,570 | 28,138 |
| **ING U.S. STOCK INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during February 2011) | | | | | | | | | | |
| Value at beginning of period | | | | | | | | $12.24 | $11.84 | $13.54 |
| Value at end of period | | | | | | | | $11.84 | $13.54 | $17.66 |
| Number of accumulation units outstanding at end of period | | | | | | | | 85 | 85 | 142 |
| **INVESCO MID CAP CORE EQUITY FUND** | | | | | | | | | | |
| (Funds were first received in this option during June 2009) | | | | | | | | | | |
| Value at beginning of period | | | | | | $10.47 | $12.26 | $13.63 | $12.62 | $13.76 |
| Value at end of period | | | | | | $12.26 | $13.63 | $12.62 | $13.76 | $17.55 |
| Number of accumulation units outstanding at end of period | | | | | | 2,001 | 2,442 | 2,543 | 2,139 | 2,612 |
| **INVESCO V.I. AMERICAN FRANCHISE FUND** | | | | | | | | | | |
| (Funds were first received in this option during April 2012) | | | | | | | | | | |
| Value at beginning of period | | | | | | | | | $37.16 | $35.92 |
| Value at end of period | | | | | | | | | $35.92 | $49.71 |
| Number of accumulation units outstanding at end of period | | | | | | | | | 7,491 | 6,926 |
| **INVESCO V.I. CORE EQUITY FUND** | | | | | | | | | | |
| Value at beginning of period | $7.72 | $8.31 | $8.64 | $9.96 | $10.63 | $7.33 | $9.29 | $10.05 | $9.92 | $11.16 |
| Value at end of period | $8.31 | $8.64 | $9.96 | $10.63 | $7.33 | $9.29 | $10.05 | $9.92 | $11.16 | $14.24 |
| Number of accumulation units outstanding at end of period | 36,651 | 31,794 | 61,914 | 60,509 | 62,945 | 58,985 | 55,095 | 52,372 | 44,923 | 39,545 |
| **JANUS ASPEN BALANCED PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during November 2007) | | | | | | | | | | |
| Value at beginning of period | | | | $28.86 | $28.61 | $23.78 | $29.57 | $31.65 | $31.77 | $35.65 |
| Value at end of period | | | | $28.61 | $23.78 | $29.57 | $31.65 | $31.77 | $35.65 | $42.30 |
| Number of accumulation units outstanding at end of period | | | | 31 | 41 | 51 | 0 | 0 | 0 | 0 |

| | 2004 | 2005 | 2006 | 2007 | 2008 | 2009 | 2010 | 2011 | 2012 | 2013 |
|---|---|---|---|---|---|---|---|---|---|---|
| **LAZARD U.S. MID CAP EQUITY PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during August 2007) | | | | | | | | | | |
| Value at beginning of period | | | | $9.41 | $8.74 | $5.30 | $7.24 | $8.80 | $8.19 | $8.52 |
| Value at end of period | | | | $8.74 | $5.30 | $7.24 | $8.80 | $8.19 | $8.52 | $11.16 |
| Number of accumulation units outstanding at end of period | | | | 88 | 1,816 | 136 | 657 | 2,137 | 3,115 | 2,534 |
| **LOOMIS SAYLES SMALL CAP VALUE FUND** | | | | | | | | | | |
| (Funds were first received in this option during October 2008) | | | | | | | | | | |
| Value at beginning of period | | | | | $7.30 | $7.15 | $9.08 | $11.18 | $10.84 | $12.43 |
| Value at end of period | | | | | $7.15 | $9.08 | $11.18 | $10.84 | $12.43 | $16.64 |
| Number of accumulation units outstanding at end of period | | | | | 28 | 1,456 | 2,070 | 4,840 | 6,405 | 7,081 |
| **LORD ABBETT SERIES FUND - MID CAP STOCK PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $10.25 | $12.56 | $13.43 | $14.88 | $14.78 | $8.85 | $11.07 | $13.71 | $13.00 | $14.70 |
| Value at end of period | $12.56 | $13.43 | $14.88 | $14.78 | $8.85 | $11.07 | $13.71 | $13.00 | $14.70 | $18.92 |
| Number of accumulation units outstanding at end of period | 33,044 | 69,215 | 87,368 | 108,442 | 107,585 | 102,003 | 89,709 | 82,998 | 80,326 | 73,436 |
| **METWEST TOTAL RETURN BOND FUND** | | | | | | | | | | |
| (Funds were first received in this option during July 2013) | | | | | | | | | | |
| Value at beginning of period | | | | | | | | | | $9.62 |
| Value at end of period | | | | | | | | | | $9.71 |
| Number of accumulation units outstanding at end of period | | | | | | | | | | 1,855 |
| **NEUBERGER BERMAN SOCIALLY RESPONSIVE FUND®** | | | | | | | | | | |
| (Funds were first received in this option during August 2006) | | | | | | | | | | |
| Value at beginning of period | | | $9.79 | $10.69 | $11.33 | $6.84 | $8.80 | $10.65 | $10.20 | $11.16 |
| Value at end of period | | | $10.69 | $11.33 | $6.84 | $8.80 | $10.65 | $10.20 | $11.16 | $15.21 |
| Number of accumulation units outstanding at end of period | | | 50 | 3,751 | 3,662 | 6,537 | 8,515 | 18,964 | 10,909 | 11,664 |
| **NEW PERSPECTIVE FUND®** | | | | | | | | | | |
| Value at beginning of period | $10.09 | $11.32 | $12.44 | $14.72 | $16.85 | $10.34 | $14.04 | $15.63 | $14.26 | $17.01 |
| Value at end of period | $11.32 | $12.44 | $14.72 | $16.85 | $10.34 | $14.04 | $15.63 | $14.26 | $17.01 | $21.29 |
| Number of accumulation units outstanding at end of period | 5,595 | 13,878 | 27,001 | 40,786 | 52,270 | 59,944 | 56,332 | 61,586 | 67,940 | 72,964 |
| **OPPENHEIMER DEVELOPING MARKETS FUND** | | | | | | | | | | |
| Value at beginning of period | $21.29 | $28.79 | $40.16 | $49.65 | $65.63 | $33.69 | $60.46 | $75.82 | $61.33 | $73.19 |
| Value at end of period | $28.79 | $40.16 | $49.65 | $65.63 | $33.69 | $60.46 | $75.82 | $61.33 | $73.19 | $78.32 |
| Number of accumulation units outstanding at end of period | 3,753 | 19,044 | 29,258 | 38,360 | 44,277 | 47,303 | 52,253 | 54,437 | 55,514 | 55,761 |
| **OPPENHEIMER GLOBAL FUND/VA** | | | | | | | | | | |
| (Funds were first received in this option during January 2006) | | | | | | | | | | |
| Value at beginning of period | | | $21.42 | $23.71 | $24.89 | $14.70 | $20.30 | $23.25 | $21.05 | $25.21 |
| Value at end of period | | | $23.71 | $24.89 | $14.70 | $20.30 | $23.25 | $21.05 | $25.21 | $31.70 |
| Number of accumulation units outstanding at end of period | | | 87 | 123 | 136 | 152 | 87 | 87 | 87 | 87 |
| **OPPENHEIMER MAIN STREET SMALL CAP FUND®/VA** | | | | | | | | | | |
| (Funds were first received in this option during July 2005) | | | | | | | | | | |
| Value at beginning of period | | $10.94 | $11.72 | $13.32 | $12.99 | $7.98 | $10.81 | $13.17 | $12.72 | $14.82 |
| Value at end of period | | $11.72 | $13.32 | $12.99 | $7.98 | $10.81 | $13.17 | $12.72 | $14.82 | $20.64 |
| Number of accumulation units outstanding at end of period | | 174 | 3,536 | 6,616 | 9,411 | 15,116 | 18,528 | 18,228 | 18,943 | 22,590 |
| **PAX WORLD BALANCED FUND** | | | | | | | | | | |
| Value at beginning of period | $9.65 | $10.56 | $10.99 | $12.02 | $12.99 | $8.89 | $10.65 | $11.77 | $11.41 | $12.54 |
| Value at end of period | $10.56 | $10.99 | $12.02 | $12.99 | $8.89 | $10.65 | $11.77 | $11.41 | $12.54 | $14.41 |
| Number of accumulation units outstanding at end of period | 8,390 | 30,553 | 41,376 | 47,571 | 59,920 | 69,765 | 67,368 | 64,250 | 37,824 | 32,085 |
| **PIMCO VIT REAL RETURN PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $10.45 | $10.78 | $10.87 | $10.83 | $11.82 | $10.85 | $12.68 | $13.54 | $14.93 | $16.03 |
| Value at end of period | $10.78 | $10.87 | $10.83 | $11.82 | $10.85 | $12.68 | $13.54 | $14.93 | $16.03 | $14.38 |
| Number of accumulation units outstanding at end of period | 6,280 | 27,020 | 30,508 | 39,815 | 80,142 | 117,674 | 130,782 | 187,329 | 217,087 | 178,958 |

**Condensed Financial Information (continued)**

| | 2004 | 2005 | 2006 | 2007 | 2008 | 2009 | 2010 | 2011 | 2012 | 2013 |
|---|---|---|---|---|---|---|---|---|---|---|
| **PIONEER EMERGING MARKETS VCT PORTFOLIO** (Funds were first received in this option during May 2007) | | | | | | | | | | |
| Value at beginning of period | | | | $10.19 | $12.73 | $5.25 | $9.06 | $10.37 | $7.85 | $8.68 |
| Value at end of period | | | | $12.73 | $5.25 | $9.06 | $10.37 | $7.85 | $8.68 | $8.40 |
| Number of accumulation units outstanding at end of period | | | | 12,549 | 29,802 | 45,739 | 41,439 | 48,365 | 49,862 | 42,720 |
| **PIONEER HIGH YIELD VCT PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $9.97 | $10.65 | $10.72 | $11.48 | $12.00 | $7.66 | $12.13 | $14.15 | $13.74 | $15.74 |
| Value at end of period | $10.65 | $10.72 | $11.48 | $12.00 | $7.66 | $12.13 | $14.15 | $13.74 | $15.74 | $17.42 |
| Number of accumulation units outstanding at end of period | 3,419 | 8,221 | 15,110 | 23,291 | 26,322 | 36,257 | 37,919 | 47,463 | 35,756 | 35,351 |
| **SMALLCAP WORLD FUND®** (Funds were first received in this option during October 2008) | | | | | | | | | | |
| Value at beginning of period | | | | | $5.90 | $5.45 | $8.27 | $10.20 | $8.63 | $10.40 |
| Value at end of period | | | | | $5.45 | $8.27 | $10.20 | $8.63 | $10.40 | $13.29 |
| Number of accumulation units outstanding at end of period | | | | | 2,489 | 7,244 | 16,089 | 26,222 | 29,719 | 35,153 |
| **TEMPLETON GLOBAL BOND FUND** | | | | | | | | | | |
| Value at beginning of period | $9.98 | $11.61 | $11.11 | $12.45 | $13.63 | $14.31 | $16.79 | $18.69 | $18.02 | $20.61 |
| Value at end of period | $11.61 | $11.11 | $12.45 | $13.63 | $14.31 | $16.79 | $18.69 | $18.02 | $20.61 | $20.80 |
| Number of accumulation units outstanding at end of period | 9,002 | 20,640 | 27,115 | 63,434 | 109,146 | 135,707 | 164,242 | 196,714 | 207,345 | 196,923 |
| **THE BOND FUND OF AMERICA℠** (Funds were first received in this option during August 2008) | | | | | | | | | | |
| Value at beginning of period | | | | | $9.66 | $8.70 | $9.87 | $10.45 | $10.99 | $11.49 |
| Value at end of period | | | | | $8.70 | $9.87 | $10.45 | $10.99 | $11.49 | $11.12 |
| Number of accumulation units outstanding at end of period | | | | | 1,634 | 12,439 | 25,300 | 26,936 | 40,206 | 37,345 |
| **THE GROWTH FUND OF AMERICA®** | | | | | | | | | | |
| Value at beginning of period | $10.02 | $10.82 | $12.20 | $13.37 | $14.63 | $8.81 | $11.70 | $12.97 | $12.19 | $14.51 |
| Value at end of period | $10.82 | $12.20 | $13.37 | $14.63 | $8.81 | $11.70 | $12.97 | $12.19 | $14.51 | $19.18 |
| Number of accumulation units outstanding at end of period | 29,615 | 98,047 | 158,071 | 223,431 | 260,809 | 314,662 | 356,032 | 358,043 | 385,599 | 390,080 |
| **USAA PRECIOUS METALS AND MINERALS FUND** (Funds were first received in this option during June 2011) | | | | | | | | | | |
| Value at beginning of period | | | | | | | | $9.89 | $8.73 | $7.58 |
| Value at end of period | | | | | | | | $8.73 | $7.58 | $3.64 |
| Number of accumulation units outstanding at end of period | | | | | | | | 10,509 | 21,368 | 29,566 |
| **WANGER INTERNATIONAL** (Funds were first received in this option during May 2007) | | | | | | | | | | |
| Value at beginning of period | | | | $10.07 | $10.48 | $5.63 | $8.33 | $10.27 | $8.66 | $10.40 |
| Value at end of period | | | | $10.48 | $5.63 | $8.33 | $10.27 | $8.66 | $10.40 | $12.57 |
| Number of accumulation units outstanding at end of period | | | | 1,545 | 8,775 | 20,191 | 37,897 | 44,886 | 50,629 | 57,475 |
| **WANGER SELECT** | | | | | | | | | | |
| Value at beginning of period | $9.93 | $11.41 | $12.45 | $14.72 | $15.90 | $8.00 | $13.12 | $16.40 | $13.34 | $15.60 |
| Value at end of period | $11.41 | $12.45 | $14.72 | $15.90 | $8.00 | $13.12 | $16.40 | $13.34 | $15.60 | $20.74 |
| Number of accumulation units outstanding at end of period | 3,245 | 8,048 | 17,561 | 34,375 | 44,494 | 47,807 | 54,436 | 53,318 | 49,976 | 50,489 |
| **WANGER USA** | | | | | | | | | | |
| Value at beginning of period | $10.25 | $11.57 | $12.72 | $13.55 | $14.10 | $8.40 | $11.80 | $14.37 | $13.70 | $16.23 |
| Value at end of period | $11.57 | $12.72 | $13.55 | $14.10 | $8.40 | $11.80 | $14.37 | $13.70 | $16.23 | $21.44 |
| Number of accumulation units outstanding at end of period | 2,505 | 8,700 | 16,266 | 24,212 | 32,657 | 36,277 | 40,101 | 42,097 | 40,477 | 40,756 |
| **WASHINGTON MUTUAL INVESTORS FUND℠** | | | | | | | | | | |
| Value at beginning of period | $10.05 | $10.82 | $11.05 | $12.88 | $13.21 | $8.72 | $10.25 | $11.47 | $12.12 | $13.46 |
| Value at end of period | $10.82 | $11.05 | $12.88 | $13.21 | $8.72 | $10.25 | $11.47 | $12.12 | $13.46 | $17.53 |
| Number of accumulation units outstanding at end of period | 25,186 | 72,248 | 106,492 | 160,198 | 169,986 | 187,503 | 197,118 | 188,333 | 199,762 | 187,494 |
| **WELLS FARGO ADVANTAGE SPECIAL SMALL CAP VALUE FUND** | | | | | | | | | | |
| Value at beginning of period | $16.20 | $18.19 | $19.84 | $23.79 | $21.59 | $14.55 | $18.66 | $22.60 | $21.84 | $24.46 |
| Value at end of period | $18.19 | $19.84 | $23.79 | $21.59 | $14.55 | $18.66 | $22.60 | $21.84 | $24.46 | $33.36 |
| Number of accumulation units outstanding at end of period | 6,364 | 19,924 | 30,174 | 32,742 | 38,157 | 35,143 | 35,529 | 31,687 | 29,085 | 25,299 |

**TABLE 29**

FOR CONTRACTS ISSUED UNDER 403(b), 401(a) AND 401(k) PLANS ISSUED SINCE 1996 WITH TOTAL SEPARATE ACCOUNT CHARGES OF 1.30%

(Selected data for accumulation units outstanding throughout each period)

| | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ALGER GREEN FUND** | | | | | | | | | | |
| (Funds were first received in this option during May 2011) | | | | | | | | | | |
| Value at beginning of period | $14.86 | $13.10 | $14.43 | | | | | | | |
| Value at end of period | $19.76 | $14.86 | $13.10 | | | | | | | |
| Number of accumulation units outstanding at end of period | 599 | 509 | 19 | | | | | | | |
| **AMANA GROWTH FUND** | | | | | | | | | | |
| (Funds were first received in this option during September 2011) | | | | | | | | | | |
| Value at beginning of period | $11.65 | $10.61 | $9.71 | | | | | | | |
| Value at end of period | $14.12 | $11.65 | $10.61 | | | | | | | |
| Number of accumulation units outstanding at end of period | 1,673 | 1,177 | 680 | | | | | | | |
| **AMANA INCOME FUND** | | | | | | | | | | |
| (Funds were first received in this option during February 2012) | | | | | | | | | | |
| Value at beginning of period | $11.89 | $11.43 | | | | | | | | |
| Value at end of period | $15.23 | $11.89 | | | | | | | | |
| Number of accumulation units outstanding at end of period | 81 | 82 | | | | | | | | |
| **AMERICAN CENTURY® INFLATION-ADJUSTED BOND FUND** | | | | | | | | | | |
| (Funds were first received in this option during February 2011) | | | | | | | | | | |
| Value at beginning of period | $13.08 | $12.42 | $10.89 | | | | | | | |
| Value at end of period | $11.73 | $13.08 | $12.42 | | | | | | | |
| Number of accumulation units outstanding at end of period | 426 | 432 | 154 | | | | | | | |
| **ARIEL FUND** | | | | | | | | | | |
| (Funds were first received in this option during June 2013) | | | | | | | | | | |
| Value at beginning of period | $13.34 | | | | | | | | | |
| Value at end of period | $17.12 | | | | | | | | | |
| Number of accumulation units outstanding at end of period | 2 | | | | | | | | | |
| **ASTON/FAIRPOINTE MID CAP FUND** | | | | | | | | | | |
| (Funds were first received in this option during October 2013) | | | | | | | | | | |
| Value at beginning of period | $16.51 | | | | | | | | | |
| Value at end of period | $17.71 | | | | | | | | | |
| Number of accumulation units outstanding at end of period | 14 | | | | | | | | | |
| **BLACKROCK MID CAP VALUE OPPORTUNITIES FUND** | | | | | | | | | | |
| (Funds were first received in this option during May 2011) | | | | | | | | | | |
| Value at beginning of period | $17.13 | $15.33 | $16.89 | | | | | | | |
| Value at end of period | $22.54 | $17.13 | $15.33 | | | | | | | |
| Number of accumulation units outstanding at end of period | 120 | 93 | 55 | | | | | | | |
| **CALVERT VP SRI BALANCED PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $18.68 | $17.12 | $16.59 | $14.99 | $12.12 | $17.88 | $17.63 | $16.42 | $15.75 | $14.73 |
| Value at end of period | $21.75 | $18.68 | $17.12 | $16.59 | $14.99 | $12.12 | $17.88 | $17.63 | $16.42 | $15.75 |
| Number of accumulation units outstanding at end of period | 2,776 | 2,644 | 2,330 | 10 | 0 | 246 | 188 | 141 | 155 | 2,160 |
| **COLUMBIA DIVERSIFIED EQUITY INCOME FUND** | | | | | | | | | | |
| (Funds were first received in this option during December 2009) | | | | | | | | | | |
| Value at beginning of period | $9.46 | $8.34 | $8.90 | $7.75 | $7.83 | | | | | |
| Value at end of period | $12.22 | $9.46 | $8.34 | $8.90 | $7.75 | | | | | |
| Number of accumulation units outstanding at end of period | 513 | 467 | 370 | 200 | 7 | | | | | |
| **COLUMBIA MID CAP VALUE FUND** | | | | | | | | | | |
| (Funds were first received in this option during December 2013) | | | | | | | | | | |
| Value at beginning of period | $13.58 | | | | | | | | | |
| Value at end of period | $13.95 | | | | | | | | | |
| Number of accumulation units outstanding at end of period | 0 | | | | | | | | | |

# Condensed Financial Information (continued)

| | 2004 | 2005 | 2006 | 2007 | 2008 | 2009 | 2010 | 2011 | 2012 | 2013 |
|---|---|---|---|---|---|---|---|---|---|---|
| **EUROPACIFIC GROWTH FUND®** | | | | | | | | | | |
| (Funds were first received in this option during January 2005) | | | | | | | | | | |
| Value at beginning of period | | $11.28 | $13.68 | $16.45 | $19.30 | $11.32 | $15.55 | $16.79 | $14.32 | $16.85 |
| Value at end of period | | $13.68 | $16.45 | $19.30 | $11.32 | $15.55 | $16.79 | $14.32 | $16.85 | $19.99 |
| Number of accumulation units outstanding at end of period | | 439 | 955 | 1,333 | 560 | 189 | 553 | 1,528 | 2,385 | 3,368 |
| **FIDELITY® VIP CONTRAFUND® PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $19.60 | $22.34 | $25.78 | $28.43 | $33.00 | $18.72 | $25.08 | $29.02 | $27.92 | $32.09 |
| Value at end of period | $22.34 | $25.78 | $28.43 | $33.00 | $18.72 | $25.08 | $29.02 | $27.92 | $32.09 | $41.58 |
| Number of accumulation units outstanding at end of period | 5,932 | 9,167 | 5,566 | 8,708 | 7,532 | 3,320 | 7,206 | 15,130 | 16,781 | 19,029 |
| **FIDELITY® VIP EQUITY-INCOME PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $16.72 | $18.40 | $19.23 | $22.82 | $22.86 | $12.94 | $16.63 | $18.91 | $18.84 | $21.82 |
| Value at end of period | $18.40 | $19.23 | $22.82 | $22.86 | $12.94 | $16.63 | $18.91 | $18.84 | $21.82 | $27.60 |
| Number of accumulation units outstanding at end of period | 4,708 | 7,451 | 5,875 | 9,591 | 9,766 | 8,916 | 14,649 | 15,243 | 16,786 | 15,361 |
| **FIDELITY® VIP GROWTH PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $15.21 | $15.52 | $16.21 | $17.10 | $21.42 | $11.17 | $14.15 | $17.34 | $17.15 | $19.42 |
| Value at end of period | $15.52 | $16.21 | $17.10 | $21.42 | $11.17 | $14.15 | $17.34 | $17.15 | $19.42 | $26.13 |
| Number of accumulation units outstanding at end of period | 20,564 | 14,733 | 8,209 | 14,704 | 10,510 | 7,923 | 10,045 | 9,552 | 11,301 | 12,017 |
| **FIDELITY® VIP OVERSEAS PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $12.70 | $14.25 | $16.74 | $19.51 | $22.60 | $12.53 | $15.65 | $17.48 | $14.29 | $17.03 |
| Value at end of period | $14.25 | $16.74 | $19.51 | $22.60 | $12.53 | $15.65 | $17.48 | $14.29 | $17.03 | $21.93 |
| Number of accumulation units outstanding at end of period | 5,756 | 6,771 | 8,612 | 6,676 | 2,713 | 1,735 | 2,321 | 2,034 | 914 | 1,514 |
| **FRANKLIN SMALL CAP VALUE SECURITIES FUND** | | | | | | | | | | |
| Value at beginning of period | $12.02 | $14.68 | $15.76 | $18.20 | $17.54 | $11.60 | $14.78 | $18.71 | $17.78 | $20.77 |
| Value at end of period | $14.68 | $15.76 | $18.20 | $17.54 | $11.60 | $14.78 | $18.71 | $17.78 | $20.77 | $27.94 |
| Number of accumulation units outstanding at end of period | 2,749 | 5,018 | 543 | 2,216 | 1,663 | 1,892 | 2,311 | 3,289 | 3,489 | 3,352 |
| **FUNDAMENTAL INVESTORS℠** | | | | | | | | | | |
| (Funds were first received in this option during January 2009) | | | | | | | | | | |
| Value at beginning of period | | | | | | $5.75 | $8.02 | $9.03 | $8.74 | $10.11 |
| Value at end of period | | | | | | $8.02 | $9.03 | $8.74 | $10.11 | $13.11 |
| Number of accumulation units outstanding at end of period | | | | | | 41 | 0 | 0 | 0 | 19 |
| **ING AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2006) | | | | | | | | | | |
| Value at beginning of period | | | $14.83 | $15.70 | $15.05 | $10.91 | $14.61 | $17.60 | $16.82 | $19.32 |
| Value at end of period | | | $15.70 | $15.05 | $10.91 | $14.61 | $17.60 | $16.82 | $19.32 | $25.05 |
| Number of accumulation units outstanding at end of period | | | 208 | 219 | 180 | 0 | 0 | 28 | 34 | 0 |
| **ING BALANCED PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $16.41 | $17.72 | $18.24 | $19.80 | $20.63 | $14.64 | $17.23 | $19.41 | $18.91 | $21.21 |
| Value at end of period | $17.72 | $18.24 | $19.80 | $20.63 | $14.64 | $17.23 | $19.41 | $18.91 | $21.21 | $24.44 |
| Number of accumulation units outstanding at end of period | 2,785 | 3,142 | 4,362 | 4,067 | 4,493 | 2,748 | 3,093 | 2,779 | 2,799 | 2,929 |
| **ING BARON GROWTH PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $11.62 | $14.45 | $15.31 | $17.42 | $18.24 | $10.58 | $14.12 | $17.63 | $17.78 | $21.01 |
| Value at end of period | $14.45 | $15.31 | $17.42 | $18.24 | $10.58 | $14.12 | $17.63 | $17.78 | $21.01 | $28.79 |
| Number of accumulation units outstanding at end of period | 1,537 | 3,170 | 1,082 | 1,570 | 69 | 598 | 63 | 1,479 | 1,492 | 1,224 |
| **ING BLACKROCK HEALTH SCIENCES OPPORTUNITIES PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during July 2006) | | | | | | | | | | |
| Value at beginning of period | | | $11.55 | $12.59 | $13.49 | $9.50 | $11.26 | $11.89 | $12.30 | $14.41 |
| Value at end of period | | | $12.59 | $13.49 | $9.50 | $11.26 | $11.89 | $12.30 | $14.41 | $20.53 |
| Number of accumulation units outstanding at end of period | | | 84 | 70 | 101 | 110 | 86 | 150 | 701 | 771 |
| **ING BLACKROCK LARGE CAP GROWTH PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2007) | | | | | | | | | | |
| Value at beginning of period | | | | $10.68 | $10.41 | $6.28 | $8.09 | $9.07 | $8.84 | $10.01 |
| Value at end of period | | | | $10.41 | $6.28 | $8.09 | $9.07 | $8.84 | $10.01 | $13.19 |
| Number of accumulation units outstanding at end of period | | | | 12,366 | 15,644 | 11,667 | 14,884 | 14,209 | 12,102 | 14,417 |

**Condensed Financial Information (continued)**

| | 2004 | 2005 | 2006 | 2007 | 2008 | 2009 | 2010 | 2011 | 2012 | 2013 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING CLARION GLOBAL REAL ESTATE PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during July 2010) | | | | | | | | | | |
| Value at beginning of period | | | | | | | $8.90 | $10.15 | $9.51 | $11.83 |
| Value at end of period | | | | | | | $10.15 | $9.51 | $11.83 | $12.14 |
| Number of accumulation units outstanding at end of period | | | | | | | 1 | 110 | 544 | 916 |
| **ING CLARION REAL ESTATE PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during January 2007) | | | | | | | | | | |
| Value at beginning of period | | | | $12.79 | $9.98 | $6.06 | $8.13 | $10.26 | $11.09 | $12.65 |
| Value at end of period | | | | $9.98 | $6.06 | $8.13 | $10.26 | $11.09 | $12.65 | $12.75 |
| Number of accumulation units outstanding at end of period | | | | 2,872 | 3,121 | 1,775 | 1,565 | 1,568 | 1,823 | 2,345 |
| **ING COLUMBIA CONTRARIAN CORE PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $17.05 | $17.67 | $18.12 | $20.37 | $20.94 | $12.56 | $16.32 | $18.05 | $16.99 | $18.82 |
| Value at end of period | $17.67 | $18.12 | $20.37 | $20.94 | $12.56 | $16.32 | $18.05 | $16.99 | $18.82 | $25.04 |
| Number of accumulation units outstanding at end of period | 412 | 697 | 290 | 289 | 289 | 286 | 286 | 396 | 1,322 | 1,472 |
| **ING COLUMBIA SMALL CAP VALUE II PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during June 2007) | | | | | | | | | | |
| Value at beginning of period | | | | $11.04 | $10.23 | $6.65 | $8.19 | $10.13 | $9.73 | $10.97 |
| Value at end of period | | | | $10.23 | $6.65 | $8.19 | $10.13 | $9.73 | $10.97 | $15.15 |
| Number of accumulation units outstanding at end of period | | | | 7 | 1 | 31 | 0 | 0 | 118 | 118 |
| **ING FMR[SM] DIVERSIFIED MID CAP PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during October 2006) | | | | | | | | | | |
| Value at beginning of period | | | $12.65 | $13.06 | $14.75 | $8.86 | $12.18 | $15.43 | $13.56 | $15.34 |
| Value at end of period | | | $13.06 | $14.75 | $8.86 | $12.18 | $15.43 | $13.56 | $15.34 | $20.60 |
| Number of accumulation units outstanding at end of period | | | 522 | 115 | 729 | 202 | 816 | 857 | 1,567 | 1,314 |
| **ING GLOBAL BOND PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | | $9.97 | $10.10 | $10.81 | $11.60 | $9.68 | $11.61 | $13.28 | $13.60 | $14.48 |
| Value at end of period | | $10.10 | $10.81 | $11.60 | $9.68 | $11.61 | $13.28 | $13.60 | $14.48 | $13.72 |
| Number of accumulation units outstanding at end of period | | 10,608 | 10,234 | 13,838 | 15,655 | 9,467 | 9,758 | 5,490 | 5,351 | 5,515 |
| **ING GLOBAL RESOURCES PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2005) | | | | | | | | | | |
| Value at beginning of period | | | | $9.68 | $13.45 | $7.83 | $10.63 | $12.77 | $11.45 | $10.98 |
| Value at end of period | | | | $13.45 | $7.83 | $10.63 | $12.77 | $11.45 | $10.98 | $12.31 |
| Number of accumulation units outstanding at end of period | | | | 1,588 | 151 | 5 | 348 | 824 | 968 | 1,363 |
| **ING GROWTH AND INCOME PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $12.53 | $13.41 | $14.31 | $16.14 | $17.11 | $10.53 | $13.54 | $15.25 | $15.01 | $17.16 |
| Value at end of period | $13.41 | $14.31 | $16.14 | $17.11 | $10.53 | $13.54 | $15.25 | $15.01 | $17.16 | $22.13 |
| Number of accumulation units outstanding at end of period | 7,112 | 7,007 | 3,228 | 2,814 | 6,473 | 1,109 | 8,806 | 8,005 | 8,328 | 12,768 |
| **ING INDEX PLUS LARGECAP PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $16.92 | $18.46 | $19.21 | $21.72 | $22.52 | $13.96 | $16.97 | $19.09 | $18.83 | $21.27 |
| Value at end of period | $18.46 | $19.21 | $21.72 | $22.52 | $13.96 | $16.97 | $19.09 | $18.83 | $21.27 | $27.91 |
| Number of accumulation units outstanding at end of period | 13,198 | 8,968 | 8,144 | 9,544 | 6,249 | 790 | 3,774 | 5,723 | 4,827 | 4,716 |
| **ING INDEX PLUS MIDCAP PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $16.28 | $18.73 | $20.55 | $22.20 | $23.12 | $14.25 | $18.52 | $22.29 | $21.75 | $25.27 |
| Value at end of period | $18.73 | $20.55 | $22.20 | $23.12 | $14.25 | $18.52 | $22.29 | $21.75 | $25.27 | $33.56 |
| Number of accumulation units outstanding at end of period | 12,306 | 4,393 | 4,107 | 2,388 | 2,639 | 1,043 | 2,978 | 3,876 | 5,005 | 5,006 |
| **ING INDEX PLUS SMALLCAP PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $12.16 | $14.65 | $15.56 | $17.49 | $16.18 | $10.61 | $13.08 | $15.86 | $15.54 | $17.23 |
| Value at end of period | $14.65 | $15.56 | $17.49 | $16.18 | $10.61 | $13.08 | $15.86 | $15.54 | $17.23 | $24.28 |
| Number of accumulation units outstanding at end of period | 627 | 1,157 | 843 | 843 | 1,358 | 419 | 828 | 1,350 | 1,015 | 1,548 |
| **ING INTERMEDIATE BOND PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $15.27 | $15.81 | $16.10 | $16.54 | $17.30 | $15.63 | $17.22 | $18.67 | $19.81 | $21.39 |
| Value at end of period | $15.81 | $16.10 | $16.54 | $17.30 | $15.63 | $17.22 | $18.67 | $19.81 | $21.39 | $21.09 |
| Number of accumulation units outstanding at end of period | 8,586 | 9,308 | 6,279 | 9,582 | 5,294 | 5,386 | 8,493 | 11,806 | 12,202 | 11,616 |

# Condensed Financial Information (continued)

| | 2004 | 2005 | 2006 | 2007 | 2008 | 2009 | 2010 | 2011 | 2012 | 2013 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING INTERNATIONAL INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during January 2009) | | | | | | | | | | |
| Value at beginning of period | | | | | | $5.25 | $7.47 | $7.95 | $6.89 | $8.07 |
| Value at end of period | | | | | | $7.47 | $7.95 | $6.89 | $8.07 | $9.68 |
| Number of accumulation units outstanding at end of period | | | | | | 10 | 0 | 100 | 213 | 218 |
| **ING INTERNATIONAL VALUE PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $10.22 | $11.85 | $12.80 | $16.35 | $18.31 | $10.34 | $12.98 | $13.14 | $11.03 | $12.98 |
| Value at end of period | $11.85 | $12.80 | $16.35 | $18.31 | $10.34 | $12.98 | $13.14 | $11.03 | $12.98 | $15.53 |
| Number of accumulation units outstanding at end of period | 1,542 | 2,242 | 487 | 3,381 | 3,622 | 2,989 | 3,177 | 2,969 | 2,976 | 3,021 |
| **ING INVESCO COMSTOCK PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $10.63 | $12.25 | $12.51 | $14.31 | $13.80 | $8.65 | $10.98 | $12.47 | $12.06 | $14.12 |
| Value at end of period | $12.25 | $12.51 | $14.31 | $13.80 | $8.65 | $10.98 | $12.47 | $12.06 | $14.12 | $18.82 |
| Number of accumulation units outstanding at end of period | 97 | 287 | 458 | 2,440 | 369 | 166 | 166 | 2,831 | 3,255 | 3,461 |
| **ING INVESCO EQUITY AND INCOME PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2005) | | | | | | | | | | |
| Value at beginning of period | | $10.32 | $11.05 | $12.29 | $12.57 | $9.50 | $11.51 | $12.76 | $12.46 | $13.87 |
| Value at end of period | | $11.05 | $12.29 | $12.57 | $9.50 | $11.51 | $12.76 | $12.46 | $13.87 | $17.11 |
| Number of accumulation units outstanding at end of period | | 27,187 | 12,530 | 16,041 | 16,213 | 12,773 | 16,294 | 17,601 | 18,973 | 18,228 |
| **ING INVESCO GROWTH AND INCOME PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during January 2006) | | | | | | | | | | |
| Value at beginning of period | | | $11.28 | $12.64 | $12.80 | $8.56 | $10.47 | $11.63 | $11.23 | $12.70 |
| Value at end of period | | | $12.64 | $12.80 | $8.56 | $10.47 | $11.63 | $11.23 | $12.70 | $16.79 |
| Number of accumulation units outstanding at end of period | | | 836 | 413 | 156 | 1,319 | 154 | 154 | 154 | 154 |
| **ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during January 2006) | | | | | | | | | | |
| Value at beginning of period | | | $14.06 | $17.96 | $24.55 | $11.81 | $20.00 | $23.75 | $19.16 | $22.52 |
| Value at end of period | | | $17.96 | $24.55 | $11.81 | $20.00 | $23.75 | $19.16 | $22.52 | $20.96 |
| Number of accumulation units outstanding at end of period | | | 16 | 411 | 352 | 82 | 0 | 115 | 584 | 766 |
| **ING JPMORGAN MID CAP VALUE PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during May 2011) | | | | | | | | | | |
| Value at beginning of period | | | | | | | | $18.60 | $17.42 | $20.64 |
| Value at end of period | | | | | | | | $17.42 | $20.64 | $26.80 |
| Number of accumulation units outstanding at end of period | | | | | | | | 158 | 577 | 788 |
| **ING JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during October 2008) | | | | | | | | | | |
| Value at beginning of period | | | | | $9.60 | $8.72 | $10.96 | $13.71 | $13.35 | $15.65 |
| Value at end of period | | | | | $8.72 | $10.96 | $13.71 | $13.35 | $15.65 | $21.46 |
| Number of accumulation units outstanding at end of period | | | | | 454 | 0 | 0 | 0 | 35 | 26 |
| **ING LARGE CAP GROWTH PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during January 2011) | | | | | | | | | | |
| Value at beginning of period | | | | | | | | $10.31 | $10.29 | $11.99 |
| Value at end of period | | | | | | | | $10.29 | $11.99 | $15.50 |
| Number of accumulation units outstanding at end of period | | | | | | | | 2,911 | 1,848 | 3,137 |
| **ING LARGE CAP VALUE PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during July 2007) | | | | | | | | | | |
| Value at beginning of period | | | | $9.34 | $9.11 | $6.28 | $6.98 | $8.23 | $8.41 | $9.52 |
| Value at end of period | | | | $9.11 | $6.28 | $6.98 | $8.23 | $8.41 | $9.52 | $12.30 |
| Number of accumulation units outstanding at end of period | | | | 6,555 | 7,697 | 4,380 | 5,924 | 19,098 | 21,022 | 38,261 |
| **ING MARSICO GROWTH PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2008) | | | | | | | | | | |
| Value at beginning of period | | | | | $10.23 | $6.56 | $8.37 | $9.93 | $9.66 | $10.77 |
| Value at end of period | | | | | $6.56 | $8.37 | $9.93 | $9.66 | $10.77 | $14.44 |
| Number of accumulation units outstanding at end of period | | | | | 8 | 25 | 55 | 55 | 0 | 0 |

# Condensed Financial Information (continued)

| | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING MFS TOTAL RETURN PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $16.07 | $14.65 | $14.61 | $13.47 | $11.58 | $15.10 | $14.71 | $13.32 | $13.11 | $11.95 |
| Value at end of period | $18.83 | $16.07 | $14.65 | $14.61 | $13.47 | $11.58 | $15.10 | $14.71 | $13.32 | $13.11 |
| Number of accumulation units outstanding at end of period | 6,564 | 5,085 | 1,935 | 1,270 | 394 | 1,274 | 5,338 | 4,659 | 2,566 | 1,368 |
| **ING MFS UTILITIES PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during May 2007) | | | | | | | | | | |
| Value at beginning of period | $19.67 | $17.59 | $16.75 | $14.92 | $11.38 | $18.52 | $17.64 | | | |
| Value at end of period | $23.33 | $19.67 | $17.59 | $16.75 | $14.92 | $11.38 | $18.52 | | | |
| Number of accumulation units outstanding at end of period | 3,770 | 3,386 | 2,820 | 2,551 | 1,716 | 2,296 | 1,399 | | | |
| **ING MIDCAP OPPORTUNITIES PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $18.08 | $16.04 | $16.33 | $12.69 | $9.09 | $14.76 | $11.90 | $11.18 | $10.26 | $10.28 |
| Value at end of period | $23.55 | $18.08 | $16.04 | $16.33 | $12.69 | $9.09 | $14.76 | $11.90 | $11.18 | $10.26 |
| Number of accumulation units outstanding at end of period | 1,344 | 316 | 419 | 479 | 106 | 2,003 | 2,033 | 893 | 97 | 30 |
| **ING MONEY MARKET PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $13.09 | $13.26 | $13.43 | $13.57 | $13.70 | $13.52 | $13.03 | $12.58 | $12.38 | $12.41 |
| Value at end of period | $12.92 | $13.09 | $13.26 | $13.43 | $13.57 | $13.70 | $13.52 | $13.03 | $12.58 | $12.38 |
| Number of accumulation units outstanding at end of period | 9,989 | 9,869 | 9,835 | 12,030 | 10,290 | 8,506 | 12,666 | 8,582 | 16,829 | 20,307 |
| **ING MULTI-MANAGER LARGE CAP CORE PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during March 2007) | | | | | | | | | | |
| Value at beginning of period | $10.52 | $9.65 | $10.21 | $8.91 | $7.25 | $11.22 | $10.72 | | | |
| Value at end of period | $13.57 | $10.52 | $9.65 | $10.21 | $8.91 | $7.25 | $11.22 | | | |
| Number of accumulation units outstanding at end of period | 0 | 0 | 0 | 14 | 57 | 23 | 1,020 | | | |
| **ING OPPENHEIMER GLOBAL PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2005) | | | | | | | | | | |
| Value at beginning of period | $15.03 | $12.51 | $13.80 | $12.04 | $8.74 | $14.84 | $14.11 | $12.11 | $10.41 | |
| Value at end of period | $18.86 | $15.03 | $12.51 | $13.80 | $12.04 | $8.74 | $14.84 | $14.11 | $12.11 | |
| Number of accumulation units outstanding at end of period | 24,797 | 23,061 | 23,373 | 21,636 | 10,091 | 22,730 | 17,167 | 12,183 | 23,465 | |
| **ING PIMCO HIGH YIELD PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2006) | | | | | | | | | | |
| Value at beginning of period | $16.88 | $15.00 | $14.55 | $12.90 | $8.75 | $11.44 | $11.27 | $10.71 | | |
| Value at end of period | $17.60 | $16.88 | $15.00 | $14.55 | $12.90 | $8.75 | $11.44 | $11.27 | | |
| Number of accumulation units outstanding at end of period | 412 | 527 | 528 | 0 | 49 | 49 | 38 | 31 | | |
| **ING PIMCO TOTAL RETURN PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $15.97 | $15.00 | $14.72 | $13.86 | $12.47 | $12.66 | $11.72 | $11.42 | $11.33 | $11.00 |
| Value at end of period | $15.47 | $15.97 | $15.00 | $14.72 | $13.86 | $12.47 | $12.66 | $11.72 | $11.42 | $11.33 |
| Number of accumulation units outstanding at end of period | 13,075 | 14,793 | 11,821 | 1,850 | 1,628 | 1,679 | 7,861 | 1,369 | 2,532 | 7,999 |
| **ING PIONEER HIGH YIELD PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during August 2007) | | | | | | | | | | |
| Value at beginning of period | $16.81 | $14.66 | $14.96 | $12.73 | $7.72 | $11.08 | $10.85 | | | |
| Value at end of period | $18.64 | $16.81 | $14.66 | $14.96 | $12.73 | $7.72 | $11.08 | | | |
| Number of accumulation units outstanding at end of period | 0 | 0 | 0 | 0 | 32 | 0 | 7 | | | |
| **ING RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during July 2009) | | | | | | | | | | |
| Value at beginning of period | $16.22 | $14.35 | $13.95 | $12.53 | $10.70 | | | | | |
| Value at end of period | $21.14 | $16.22 | $14.35 | $13.95 | $12.53 | | | | | |
| Number of accumulation units outstanding at end of period | 0 | 0 | 0 | 0 | 10 | | | | | |
| **ING RUSSELL™ LARGE CAP INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during July 2009) | | | | | | | | | | |
| Value at beginning of period | $10.35 | $9.07 | $8.96 | $8.09 | $6.88 | | | | | |
| Value at end of period | $13.48 | $10.35 | $9.07 | $8.96 | $8.09 | | | | | |
| Number of accumulation units outstanding at end of period | 3,396 | 1,138 | 1,054 | 1,025 | 191 | | | | | |

**Condensed Financial Information (continued)**

| | 2004 | 2005 | 2006 | 2007 | 2008 | 2009 | 2010 | 2011 | 2012 | 2013 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during July 2009) | | | | | | | | | | |
| Value at beginning of period | | | | | | $10.05 | $11.82 | $12.97 | $12.88 | $14.74 |
| Value at end of period | | | | | | $11.82 | $12.97 | $12.88 | $14.74 | $19.12 |
| Number of accumulation units outstanding at end of period | | | | | | 25 | 6 | 42 | 123 | 127 |
| **ING RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during August 2009) | | | | | | | | | | |
| Value at beginning of period | | | | | | $11.40 | $12.81 | $15.92 | $15.37 | $17.52 |
| Value at end of period | | | | | | $12.81 | $15.92 | $15.37 | $17.52 | $23.33 |
| Number of accumulation units outstanding at end of period | | | | | | 60 | 60 | 85 | 96 | 107 |
| **ING RUSSELL™ MID CAP INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during February 2012) | | | | | | | | | | |
| Value at beginning of period | | | | | | | | | $10.73 | $11.31 |
| Value at end of period | | | | | | | | | $11.31 | $14.98 |
| Number of accumulation units outstanding at end of period | | | | | | | | | 51 | 51 |
| **ING SMALLCAP OPPORTUNITIES PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during November 2007) | | | | | | | | | | |
| Value at beginning of period | | | | $9.64 | $9.63 | $6.23 | $8.06 | $10.52 | $10.48 | $11.91 |
| Value at end of period | | | | $9.63 | $6.23 | $8.06 | $10.52 | $10.48 | $11.91 | $16.35 |
| Number of accumulation units outstanding at end of period | | | | 151 | 149 | 148 | 1,277 | 1,503 | 1,744 | 1,530 |
| **ING SMALL COMPANY PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $19.56 | $22.09 | $24.04 | $27.72 | $28.97 | $19.72 | $24.83 | $30.48 | $29.34 | $33.17 |
| Value at end of period | $22.09 | $24.04 | $27.72 | $28.97 | $19.72 | $24.83 | $30.48 | $29.34 | $33.17 | $45.10 |
| Number of accumulation units outstanding at end of period | 7,600 | 5,495 | 4,188 | 4,675 | 2,733 | 1,182 | 2,258 | 1,779 | 1,490 | 1,945 |
| **ING SOLUTION 2015 PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during January 2006) | | | | | | | | | | |
| Value at beginning of period | | | $10.82 | $11.67 | $12.05 | $8.70 | $10.51 | $11.54 | $11.31 | $12.44 |
| Value at end of period | | | $11.67 | $12.05 | $8.70 | $10.51 | $11.54 | $11.31 | $12.44 | $13.40 |
| Number of accumulation units outstanding at end of period | | | 499 | 208 | 3,176 | 4,000 | 4,603 | 5,365 | 5,654 | 5,564 |
| **ING SOLUTION 2025 PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during December 2005) | | | | | | | | | | |
| Value at beginning of period | | $10.89 | $10.90 | $12.12 | $12.52 | $8.17 | $10.14 | $11.39 | $10.90 | $12.20 |
| Value at end of period | | $10.90 | $12.12 | $12.52 | $8.17 | $10.14 | $11.39 | $10.90 | $12.20 | $14.01 |
| Number of accumulation units outstanding at end of period | | 10 | 2,596 | 4,652 | 2,997 | 959 | 2,810 | 8,429 | 14,452 | 11,335 |
| **ING SOLUTION 2035 PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during January 2006) | | | | | | | | | | |
| Value at beginning of period | | | $11.28 | $12.46 | $12.95 | $8.05 | $10.20 | $11.54 | $10.86 | $12.34 |
| Value at end of period | | | $12.46 | $12.95 | $8.05 | $10.20 | $11.54 | $10.86 | $12.34 | $14.66 |
| Number of accumulation units outstanding at end of period | | | 317 | 670 | 1,997 | 2,120 | 3,650 | 4,411 | 3,789 | 3,696 |
| **ING SOLUTION 2045 PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during January 2006) | | | | | | | | | | |
| Value at beginning of period | | | $11.52 | $12.80 | $13.37 | $7.93 | $10.17 | $11.56 | $10.82 | $12.33 |
| Value at end of period | | | $12.80 | $13.37 | $7.93 | $10.17 | $11.56 | $10.82 | $12.33 | $15.03 |
| Number of accumulation units outstanding at end of period | | | 131 | 167 | 1,916 | 0 | 155 | 2,131 | 1,734 | 2,278 |
| **ING SOLUTION 2055 PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during September 2011) | | | | | | | | | | |
| Value at beginning of period | | | | | | | | $9.92 | $10.79 | $12.30 |
| Value at end of period | | | | | | | | $10.79 | $12.30 | $15.00 |
| Number of accumulation units outstanding at end of period | | | | | | | | 75 | 286 | 346 |
| **ING SOLUTION INCOME PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during August 2007) | | | | | | | | | | |
| Value at beginning of period | | | | $11.08 | $11.34 | $9.33 | $10.79 | $11.67 | $11.56 | $12.53 |
| Value at end of period | | | | $11.34 | $9.33 | $10.79 | $11.67 | $11.56 | $12.53 | $13.23 |
| Number of accumulation units outstanding at end of period | | | | 3 | 0 | 5 | 0 | 59 | 58 | 57 |

CFI 271

**Condensed Financial Information (continued)**

| | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING SOLUTION MODERATELY CONSERVATIVE PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during February 2012) | | | | | | | | | | |
| Value at beginning of period | $10.78 | $10.32 | | | | | | | | |
| Value at end of period | $11.66 | $10.78 | | | | | | | | |
| Number of accumulation units outstanding at end of period | 270 | 270 | | | | | | | | |
| **ING STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $18.96 | $17.10 | $17.02 | $15.52 | $13.34 | $17.69 | $16.94 | $15.83 | $15.45 | $14.49 |
| Value at end of period | $20.98 | $18.96 | $17.10 | $17.02 | $15.52 | $13.34 | $17.69 | $16.94 | $15.83 | $15.45 |
| Number of accumulation units outstanding at end of period | 1,575 | 1,373 | 1,299 | 522 | 485 | 2,937 | 4,688 | 4,062 | 3,337 | 5,870 |
| **ING STRATEGIC ALLOCATION GROWTH PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $17.91 | $15.78 | $16.46 | $14.75 | $11.93 | $18.91 | $18.24 | $16.32 | $15.57 | $14.08 |
| Value at end of period | $21.63 | $17.91 | $15.78 | $16.46 | $14.75 | $11.93 | $18.91 | $18.24 | $16.32 | $15.57 |
| Number of accumulation units outstanding at end of period | 46 | 47 | 58 | 50 | 57 | 81 | 8,149 | 9,356 | 19,823 | 17,515 |
| **ING STRATEGIC ALLOCATION MODERATE PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $18.15 | $16.19 | $16.49 | $14.91 | $12.40 | $18.07 | $17.36 | $15.82 | $15.30 | $14.07 |
| Value at end of period | $20.89 | $18.15 | $16.19 | $16.49 | $14.91 | $12.40 | $18.07 | $17.36 | $15.82 | $15.30 |
| Number of accumulation units outstanding at end of period | 480 | 114 | 120 | 368 | 0 | 4,119 | 10,833 | 11,053 | 10,885 | 9,612 |
| **ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during January 2006) | | | | | | | | | | |
| Value at beginning of period | $15.49 | $13.71 | $13.50 | $11.99 | $9.12 | $12.74 | $12.37 | $11.14 | | |
| Value at end of period | $18.69 | $15.49 | $13.71 | $13.50 | $11.99 | $9.12 | $12.74 | $12.37 | | |
| Number of accumulation units outstanding at end of period | 13,496 | 12,827 | 10,890 | 870 | 452 | 2,670 | 7,333 | 348 | | |
| **ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2005) | | | | | | | | | | |
| Value at beginning of period | $15.44 | $13.47 | $14.18 | $11.17 | $7.73 | $13.78 | $12.31 | $11.43 | $10.23 | |
| Value at end of period | $20.61 | $15.44 | $13.47 | $14.18 | $11.17 | $7.73 | $13.78 | $12.31 | $11.43 | |
| Number of accumulation units outstanding at end of period | 11,849 | 11,651 | 13,904 | 13,518 | 8,265 | 13,902 | 12,859 | 8,139 | 12,957 | |
| **ING T. ROWE PRICE EQUITY INCOME PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during January 2005) | | | | | | | | | | |
| Value at beginning of period | $18.09 | $15.63 | $15.98 | $14.08 | $11.42 | $17.98 | $17.68 | $15.04 | $14.32 | |
| Value at end of period | $23.16 | $18.09 | $15.63 | $15.98 | $14.08 | $11.42 | $17.98 | $17.68 | $15.04 | |
| Number of accumulation units outstanding at end of period | 458 | 465 | 369 | 339 | 361 | 41 | 205 | 140 | 33 | |
| **ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $25.35 | $21.60 | $22.12 | $19.17 | $13.59 | $23.82 | $21.96 | $19.63 | $18.73 | $17.25 |
| Value at end of period | $34.85 | $25.35 | $21.60 | $22.12 | $19.17 | $13.59 | $23.82 | $21.96 | $19.63 | $18.73 |
| Number of accumulation units outstanding at end of period | 6,162 | 4,454 | 4,983 | 6,464 | 1,608 | 5,199 | 3,002 | 3,561 | 4,376 | 3,745 |
| **ING T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during March 2007) | | | | | | | | | | |
| Value at beginning of period | $13.96 | $11.91 | $13.76 | $12.25 | $9.02 | $18.10 | $15.26 | | | |
| Value at end of period | $15.75 | $13.96 | $11.91 | $13.76 | $12.25 | $9.02 | $18.10 | | | |
| Number of accumulation units outstanding at end of period | 0 | 0 | 13 | 13 | 21 | 0 | 8 | | | |
| **ING TEMPLETON FOREIGN EQUITY PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2008) | | | | | | | | | | |
| Value at beginning of period | $8.98 | $7.65 | $8.81 | $8.19 | $6.28 | $10.20 | | | | |
| Value at end of period | $10.66 | $8.98 | $7.65 | $8.81 | $8.19 | $6.28 | | | | |
| Number of accumulation units outstanding at end of period | 10,488 | 11,982 | 3,087 | 1,767 | 836 | 2,080 | | | | |
| **ING TEMPLETON GLOBAL GROWTH PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during March 2007) | | | | | | | | | | |
| Value at beginning of period | $10.34 | $8.60 | $9.24 | $8.69 | $6.65 | $11.17 | $11.20 | | | |
| Value at end of period | $13.33 | $10.34 | $8.60 | $9.24 | $8.69 | $6.65 | $11.17 | | | |
| Number of accumulation units outstanding at end of period | 0 | 0 | 0 | 0 | 5 | 0 | 400 | | | |

**Condensed Financial Information (continued)**

| | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING U.S. BOND INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during July 2012) | | | | | | | | | | |
| Value at beginning of period | $12.09 | $12.01 | | | | | | | | |
| Value at end of period | $11.63 | $12.09 | | | | | | | | |
| Number of accumulation units outstanding at end of period | 79 | 68 | | | | | | | | |
| **INVESCO V.I. AMERICAN FRANCHISE FUND** | | | | | | | | | | |
| (Funds were first received in this option during April 2012) | | | | | | | | | | |
| Value at beginning of period | $35.91 | $37.15 | | | | | | | | |
| Value at end of period | $49.67 | $35.91 | | | | | | | | |
| Number of accumulation units outstanding at end of period | 1,176 | 1,074 | | | | | | | | |
| **INVESCO V.I. CORE EQUITY FUND** | | | | | | | | | | |
| Value at beginning of period | $11.08 | $9.86 | $9.99 | $9.24 | $7.30 | $10.58 | $9.92 | $8.61 | $8.28 | $7.70 |
| Value at end of period | $14.14 | $11.08 | $9.86 | $9.99 | $9.24 | $7.30 | $10.58 | $9.92 | $8.61 | $8.28 |
| Number of accumulation units outstanding at end of period | 2,286 | 3,160 | 1,597 | 3,478 | 2,650 | 3,168 | 3,309 | 2,377 | 468 | 436 |
| **LORD ABBETT SERIES FUND - MID CAP STOCK PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $14.62 | $12.93 | $13.65 | $11.02 | $8.82 | $14.73 | $14.84 | $13.40 | $12.54 | $10.24 |
| Value at end of period | $18.81 | $14.62 | $12.93 | $13.65 | $11.02 | $8.82 | $14.73 | $14.84 | $13.40 | $12.54 |
| Number of accumulation units outstanding at end of period | 6,613 | 6,553 | 6,669 | 1,792 | 1,318 | 2,106 | 2,865 | 2,317 | 7,019 | 8,043 |
| **NEUBERGER BERMAN SOCIALLY RESPONSIVE FUND®** | | | | | | | | | | |
| (Funds were first received in this option during August 2007) | | | | | | | | | | |
| Value at beginning of period | $11.12 | $10.17 | $10.63 | $8.79 | $6.83 | $11.32 | $11.05 | | | |
| Value at end of period | $15.15 | $11.12 | $10.17 | $10.63 | $8.79 | $6.83 | $11.32 | | | |
| Number of accumulation units outstanding at end of period | 78 | 78 | 79 | 0 | 60 | 18 | 17 | | | |
| **NEW PERSPECTIVE FUND®** | | | | | | | | | | |
| (Funds were first received in this option during January 2006) | | | | | | | | | | |
| Value at beginning of period | $16.93 | $14.20 | $15.58 | $14.00 | $10.32 | $16.82 | $14.70 | $12.87 | | |
| Value at end of period | $21.19 | $16.93 | $14.20 | $15.58 | $14.00 | $10.32 | $16.82 | $14.70 | | |
| Number of accumulation units outstanding at end of period | 2,070 | 2,366 | 1,762 | 1,180 | 872 | 309 | 310 | 27 | | |
| **OPPENHEIMER DEVELOPING MARKETS FUND** | | | | | | | | | | |
| Value at beginning of period | $72.74 | $60.98 | $75.43 | $60.17 | $33.54 | $65.39 | $49.49 | $40.05 | $28.73 | $21.93 |
| Value at end of period | $77.80 | $72.74 | $60.98 | $75.43 | $60.17 | $33.54 | $65.39 | $49.49 | $40.05 | $28.73 |
| Number of accumulation units outstanding at end of period | 1,798 | 1,903 | 1,428 | 410 | 1,892 | 656 | 3,058 | 1,797 | 979 | 1,423 |
| **OPPENHEIMER MAIN STREET SMALL CAP FUND®/VA** | | | | | | | | | | |
| (Funds were first received in this option during August 2007) | | | | | | | | | | |
| Value at beginning of period | $14.76 | $12.68 | $13.13 | $10.78 | $7.96 | $12.97 | $13.42 | | | |
| Value at end of period | $20.55 | $14.76 | $12.68 | $13.13 | $10.78 | $7.96 | $12.97 | | | |
| Number of accumulation units outstanding at end of period | 969 | 924 | 661 | 646 | 44 | 0 | 7 | | | |
| **PAX WORLD BALANCED FUND** | | | | | | | | | | |
| (Funds were first received in this option during January 2005) | | | | | | | | | | |
| Value at beginning of period | $12.46 | $11.35 | $11.71 | $10.60 | $8.85 | $12.94 | $11.98 | $10.96 | $10.34 | |
| Value at end of period | $14.31 | $12.46 | $11.35 | $11.71 | $10.60 | $8.85 | $12.94 | $11.98 | $10.96 | |
| Number of accumulation units outstanding at end of period | 4,704 | 3,895 | 3,223 | 991 | 3,008 | 944 | 2,657 | 2,857 | 1,216 | |
| **PIMCO VIT REAL RETURN PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during May 2005) | | | | | | | | | | |
| Value at beginning of period | $15.96 | $14.87 | $13.49 | $12.64 | $10.82 | $11.80 | $10.81 | $10.86 | $10.84 | |
| Value at end of period | $14.31 | $15.96 | $14.87 | $13.49 | $12.64 | $10.82 | $11.80 | $10.81 | $10.86 | |
| Number of accumulation units outstanding at end of period | 7,766 | 6,321 | 6,030 | 702 | 5,515 | 282 | 2,651 | 1,490 | 922 | |
| **PIONEER EMERGING MARKETS VCT PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during August 2007) | | | | | | | | | | |
| Value at beginning of period | $8.65 | $7.83 | $10.35 | $9.05 | $5.25 | $12.73 | $11.12 | | | |
| Value at end of period | $8.37 | $8.65 | $7.83 | $10.35 | $9.05 | $5.25 | $12.73 | | | |
| Number of accumulation units outstanding at end of period | 1,182 | 963 | 214 | 14 | 9 | 0 | 4 | | | |

# Condensed Financial Information (continued)

| | 2004 | 2005 | 2006 | 2007 | 2008 | 2009 | 2010 | 2011 | 2012 | 2013 |
|---|---|---|---|---|---|---|---|---|---|---|
| **PIONEER HIGH YIELD VCT PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during January 2006) | | | | | | | | | | |
| Value at beginning of period | | | $10.75 | $11.47 | $11.98 | $7.64 | $12.10 | $14.10 | $13.68 | $15.68 |
| Value at end of period | | | $11.47 | $11.98 | $7.64 | $12.10 | $14.10 | $13.68 | $15.68 | $17.34 |
| Number of accumulation units outstanding at end of period | | | 61 | 66 | 0 | 0 | 517 | 877 | 983 | 1,063 |
| **TEMPLETON GLOBAL BOND FUND** | | | | | | | | | | |
| Value at beginning of period | $10.65 | $11.61 | $11.10 | $12.43 | $13.60 | $14.27 | $16.24 | $18.62 | $17.95 | $20.52 |
| Value at end of period | $11.61 | $11.10 | $12.43 | $13.60 | $14.27 | $16.74 | $18.62 | $17.95 | $20.52 | $20.70 |
| Number of accumulation units outstanding at end of period | 1,853 | 599 | 917 | 760 | 0 | 0 | 80 | 3,550 | 4,085 | 5,268 |
| **THE GROWTH FUND OF AMERICA®** | | | | | | | | | | |
| Value at beginning of period | $9.71 | $10.81 | $12.19 | $13.35 | $14.61 | $8.78 | $11.67 | $12.93 | $12.14 | $14.45 |
| Value at end of period | $10.81 | $12.19 | $13.35 | $14.61 | $8.78 | $11.67 | $12.93 | $12.14 | $14.45 | $19.09 |
| Number of accumulation units outstanding at end of period | 547 | 954 | 3,477 | 9,502 | 3,386 | 7,274 | 1,380 | 6,331 | 9,296 | 10,200 |
| **USAA PRECIOUS METALS AND MINERALS FUND** | | | | | | | | | | |
| (Funds were first received in this option during December 2013) | | | | | | | | | | |
| Value at beginning of period | | | | | | | | | | $3.52 |
| Value at end of period | | | | | | | | | | $3.63 |
| Number of accumulation units outstanding at end of period | | | | | | | | | | 1 |
| **WANGER INTERNATIONAL** | | | | | | | | | | |
| (Funds were first received in this option during December 2008) | | | | | | | | | | |
| Value at beginning of period | | | | | $5.62 | $5.62 | $8.32 | $10.25 | $8.64 | $10.37 |
| Value at end of period | | | | | $5.62 | $8.32 | $10.25 | $8.64 | $10.37 | $12.53 |
| Number of accumulation units outstanding at end of period | | | | | 1 | 8 | 0 | 40 | 55 | 721 |
| **WANGER SELECT** | | | | | | | | | | |
| (Funds were first received in this option during January 2006) | | | | | | | | | | |
| Value at beginning of period | | | $12.66 | $14.70 | $15.87 | $7.98 | $13.09 | $16.35 | $13.29 | $15.53 |
| Value at end of period | | | $14.70 | $15.87 | $7.98 | $13.09 | $16.35 | $13.29 | $15.53 | $20.64 |
| Number of accumulation units outstanding at end of period | | | 104 | 595 | 603 | 301 | 622 | 694 | 1,105 | 1,892 |
| **WANGER USA** | | | | | | | | | | |
| (Funds were first received in this option during April 2005) | | | | | | | | | | |
| Value at beginning of period | | $10.97 | $12.71 | $13.53 | $14.07 | $8.38 | $11.76 | $14.32 | $13.64 | $16.16 |
| Value at end of period | | $12.71 | $13.53 | $14.07 | $8.38 | $11.76 | $14.32 | $13.64 | $16.16 | $21.34 |
| Number of accumulation units outstanding at end of period | | 186 | 393 | 3,789 | 489 | 543 | 1,169 | 6,703 | 8,421 | 8,087 |
| **WASHINGTON MUTUAL INVESTORS FUND℠** | | | | | | | | | | |
| (Funds were first received in this option during January 2006) | | | | | | | | | | |
| Value at beginning of period | | | $11.22 | $12.86 | $13.19 | $8.70 | $10.22 | $11.43 | $12.08 | $13.41 |
| Value at end of period | | | $12.86 | $13.19 | $8.70 | $10.22 | $11.43 | $12.08 | $13.41 | $17.45 |
| Number of accumulation units outstanding at end of period | | | 408 | 54 | 0 | 5 | 123 | 1,015 | 1,245 | 1,251 |
| **WELLS FARGO ADVANTAGE SPECIAL SMALL CAP VALUE FUND** | | | | | | | | | | |
| (Funds were first received in this option during April 2005) | | | | | | | | | | |
| Value at beginning of period | | $17.50 | $19.79 | $23.72 | $21.51 | $14.49 | $18.58 | $22.48 | $21.71 | $24.31 |
| Value at end of period | | $19.79 | $23.72 | $21.51 | $14.49 | $18.58 | $22.48 | $21.71 | $24.31 | $33.14 |
| Number of accumulation units outstanding at end of period | | 22 | 2,150 | 5,590 | 3,296 | 8,509 | 1,729 | 2,074 | 2,132 | 2,175 |

CFI 274

**Condensed Financial Information (continued)**

**TABLE 30**

FOR CONTRACTS ISSUED UNDER 403(b), 401(a) AND 401(k) PLANS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 1.35%

(Selected data for accumulation units outstanding throughout each period)

| | 2004 | 2005 | 2006 | 2007 | 2008 | 2009 | 2010 | 2011 | 2012 | 2013 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ALGER GREEN FUND** | | | | | | | | | | |
| (Funds were first received in this option during September 2011) | | | | | | | | | | |
| Value at beginning of period | | | | | | | | $12.03 | $13.08 | $14.83 |
| Value at end of period | | | | | | | | $13.08 | $14.83 | $19.71 |
| Number of accumulation units outstanding at end of period | | | | | | | | 762 | 853 | 920 |
| **AMANA GROWTH FUND** | | | | | | | | | | |
| (Funds were first received in this option during September 2011) | | | | | | | | | | |
| Value at beginning of period | | | | | | | | $9.69 | $10.59 | $11.62 |
| Value at end of period | | | | | | | | $10.59 | $11.62 | $14.09 |
| Number of accumulation units outstanding at end of period | | | | | | | | 495 | 73 | 256 |
| **AMANA INCOME FUND** | | | | | | | | | | |
| (Funds were first received in this option during June 2009) | | | | | | | | | | |
| Value at beginning of period | | | | | | $8.61 | $9.85 | $10.91 | $10.97 | $11.87 |
| Value at end of period | | | | | | $9.85 | $10.91 | $10.97 | $11.87 | $15.19 |
| Number of accumulation units outstanding at end of period | | | | | | 500 | 0 | 488 | 685 | 922 |
| **AMERICAN CENTURY® INFLATION-ADJUSTED BOND FUND** | | | | | | | | | | |
| (Funds were first received in this option during July 2009) | | | | | | | | | | |
| Value at beginning of period | | | | | | $10.22 | $10.69 | $11.12 | $12.40 | $13.05 |
| Value at end of period | | | | | | $10.69 | $11.12 | $12.40 | $13.05 | $11.70 |
| Number of accumulation units outstanding at end of period | | | | | | 598 | 0 | 0 | 0 | 734 |
| **ARIEL FUND** | | | | | | | | | | |
| (Funds were first received in this option during August 2013) | | | | | | | | | | |
| Value at beginning of period | | | | | | | | | | $14.54 |
| Value at end of period | | | | | | | | | | $17.09 |
| Number of accumulation units outstanding at end of period | | | | | | | | | | 2 |
| **ARTISAN INTERNATIONAL FUND** | | | | | | | | | | |
| (Funds were first received in this option during September 2009) | | | | | | | | | | |
| Value at beginning of period | | | | | | $7.57 | $7.89 | $8.24 | $7.54 | $9.33 |
| Value at end of period | | | | | | $7.89 | $8.24 | $7.54 | $9.33 | $11.52 |
| Number of accumulation units outstanding at end of period | | | | | | 1 | 0 | 0 | 140 | 452 |
| **ASTON/FAIRPOINTE MID CAP FUND** | | | | | | | | | | |
| (Funds were first received in this option during April 2012) | | | | | | | | | | |
| Value at beginning of period | | | | | | | | | $11.70 | $12.40 |
| Value at end of period | | | | | | | | | $12.40 | $17.67 |
| Number of accumulation units outstanding at end of period | | | | | | | | | 215 | 488 |
| **CALVERT VP SRI BALANCED PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $14.68 | $15.68 | $16.34 | $17.54 | $17.78 | $12.05 | $14.89 | $16.47 | $16.99 | $18.52 |
| Value at end of period | $15.68 | $16.34 | $17.54 | $17.78 | $12.05 | $14.89 | $16.47 | $16.99 | $18.52 | $21.56 |
| Number of accumulation units outstanding at end of period | 3,526 | 3,002 | 2,482 | 2,502 | 2,662 | 2,704 | 179 | 0 | 0 | 0 |
| **COLUMBIA DIVERSIFIED EQUITY INCOME FUND** | | | | | | | | | | |
| (Funds were first received in this option during November 2008) | | | | | | | | | | |
| Value at beginning of period | | | | | $6.74 | $6.17 | $7.75 | $8.89 | $8.32 | $9.44 |
| Value at end of period | | | | | $6.17 | $7.75 | $8.89 | $8.32 | $9.44 | $12.19 |
| Number of accumulation units outstanding at end of period | | | | | 186 | 2,525 | 0 | 1,254 | 1,360 | 1,461 |
| **COLUMBIA MID CAP VALUE FUND** | | | | | | | | | | |
| (Funds were first received in this option during September 2012) | | | | | | | | | | |
| Value at beginning of period | | | | | | | | | $10.36 | $10.43 |
| Value at end of period | | | | | | | | | $10.43 | $13.91 |
| Number of accumulation units outstanding at end of period | | | | | | | | | 1,240 | 1,331 |

CFI 275

# Condensed Financial Information (continued)

| | 2004 | 2005 | 2006 | 2007 | 2008 | 2009 | 2010 | 2011 | 2012 | 2013 |
|---|---|---|---|---|---|---|---|---|---|---|
| **EUROPACIFIC GROWTH FUND®** | | | | | | | | | | |
| Value at beginning of period | $11.05 | $11.44 | $13.67 | $16.43 | $19.26 | $11.30 | $15.51 | $16.74 | $14.27 | $16.78 |
| Value at end of period | $11.44 | $13.67 | $16.43 | $19.26 | $11.30 | $15.51 | $16.74 | $14.27 | $16.78 | $19.89 |
| Number of accumulation units outstanding at end of period | 1,297 | 2,922 | 5,899 | 2,773 | 4,956 | 9,436 | 236 | 0 | 0 | 2,865 |
| **FIDELITY® VIP CONTRAFUND® PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $19.52 | $22.24 | $25.66 | $28.28 | $32.81 | $18.61 | $24.91 | $28.81 | $27.71 | $31.82 |
| Value at end of period | $22.24 | $25.66 | $28.28 | $32.81 | $18.61 | $24.91 | $28.81 | $27.71 | $31.82 | $41.22 |
| Number of accumulation units outstanding at end of period | 19,628 | 7,591 | 10,023 | 5,307 | 4,197 | 7,028 | 1,082 | 1,091 | 949 | 2,630 |
| **FIDELITY® VIP EQUITY-INCOME PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $16.65 | $18.32 | $19.14 | $22.70 | $22.73 | $12.86 | $16.52 | $18.77 | $18.70 | $21.64 |
| Value at end of period | $18.32 | $19.14 | $22.70 | $22.73 | $12.86 | $16.52 | $18.77 | $18.70 | $21.64 | $27.36 |
| Number of accumulation units outstanding at end of period | 11,385 | 7,390 | 6,563 | 3,128 | 2,621 | 2,975 | 80 | 31 | 30 | 24 |
| **FIDELITY® VIP GROWTH PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $15.15 | $15.45 | $16.13 | $17.01 | $21.30 | $11.10 | $14.05 | $17.21 | $17.02 | $19.26 |
| Value at end of period | $15.45 | $16.13 | $17.01 | $21.30 | $11.10 | $14.05 | $17.21 | $17.02 | $19.26 | $25.90 |
| Number of accumulation units outstanding at end of period | 28,242 | 16,795 | 14,254 | 9,568 | 9,925 | 9,320 | 2,398 | 0 | 0 | 322 |
| **FIDELITY® VIP OVERSEAS PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $12.65 | $14.19 | $16.66 | $19.41 | $22.46 | $12.45 | $15.55 | $17.35 | $14.18 | $16.89 |
| Value at end of period | $14.19 | $16.66 | $19.41 | $22.46 | $12.45 | $15.55 | $17.35 | $14.18 | $16.89 | $21.74 |
| Number of accumulation units outstanding at end of period | 2,331 | 3,682 | 3,377 | 754 | 646 | 664 | 0 | 0 | 0 | 0 |
| **FRANKLIN SMALL CAP VALUE SECURITIES FUND** | | | | | | | | | | |
| Value at beginning of period | $12.01 | $14.66 | $15.73 | $18.15 | $17.48 | $11.55 | $14.72 | $18.62 | $17.68 | $20.65 |
| Value at end of period | $14.66 | $15.73 | $18.15 | $17.48 | $11.55 | $14.72 | $18.62 | $17.68 | $20.65 | $27.76 |
| Number of accumulation units outstanding at end of period | 445 | 4,818 | 5,208 | 710 | 505 | 1,407 | 497 | 122 | 122 | 931 |
| **FUNDAMENTAL INVESTORS℠** | | | | | | | | | | |
| (Funds were first received in this option during November 2008) | | | | | | | | | | |
| Value at beginning of period | | | | | $5.66 | $6.09 | $8.02 | $9.02 | $8.72 | $10.08 |
| Value at end of period | | | | | $6.09 | $8.02 | $9.02 | $8.72 | $10.08 | $13.08 |
| Number of accumulation units outstanding at end of period | | | | | 1 | 9 | 0 | 461 | 1,031 | 5,779 |
| **ING AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $10.80 | $12.93 | $13.75 | $15.66 | $15.00 | $10.87 | $14.55 | $17.52 | $16.74 | $19.21 |
| Value at end of period | $12.93 | $13.75 | $15.66 | $15.00 | $10.87 | $14.55 | $17.52 | $16.74 | $19.21 | $24.90 |
| Number of accumulation units outstanding at end of period | 1,121 | 250 | 285 | 195 | 134 | 147 | 0 | 0 | 0 | 449 |
| **ING BALANCED PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $16.35 | $17.65 | $18.15 | $19.70 | $20.51 | $14.55 | $17.12 | $19.27 | $18.76 | $21.03 |
| Value at end of period | $17.65 | $18.15 | $19.70 | $20.51 | $14.55 | $17.12 | $19.27 | $18.76 | $21.03 | $24.22 |
| Number of accumulation units outstanding at end of period | 4,331 | 2,044 | 1,626 | 1,853 | 2,296 | 3,283 | 0 | 1,005 | 1,042 | 1,091 |
| **ING BARON GROWTH PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $11.43 | $14.43 | $15.28 | $17.38 | $18.19 | $10.54 | $14.06 | $17.55 | $17.70 | $20.90 |
| Value at end of period | $14.43 | $15.28 | $17.38 | $18.19 | $10.54 | $14.06 | $17.55 | $17.70 | $20.90 | $28.62 |
| Number of accumulation units outstanding at end of period | 6,600 | 5,624 | 6,111 | 1,389 | 916 | 1,595 | 377 | 84 | 84 | 765 |
| **ING BLACKROCK HEALTH SCIENCES OPPORTUNITIES PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during January 2006) | | | | | | | | | | |
| Value at beginning of period | | | $11.55 | $12.58 | $13.48 | $9.48 | $11.23 | $11.86 | $12.25 | $14.35 |
| Value at end of period | | | $12.58 | $13.48 | $9.48 | $11.23 | $11.86 | $12.25 | $14.35 | $20.44 |
| Number of accumulation units outstanding at end of period | | | 144 | 28 | 13 | 345 | 0 | 0 | 0 | 8 |
| **ING BLACKROCK LARGE CAP GROWTH PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2007) | | | | | | | | | | |
| Value at beginning of period | | | | $10.68 | $10.41 | $6.27 | $8.08 | $9.05 | $8.82 | $9.98 |
| Value at end of period | | | | $10.41 | $6.27 | $8.08 | $9.05 | $8.82 | $9.98 | $13.14 |
| Number of accumulation units outstanding at end of period | | | | 3,528 | 3,651 | 4,526 | 29 | 3 | 3 | 2 |

**Condensed Financial Information (continued)**

| | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING CLARION GLOBAL REAL ESTATE PORTFOLIO** (Funds were first received in this option during September 2008) | | | | | | | | | | |
| Value at beginning of period | $11.81 | $9.49 | $10.14 | $8.84 | $6.70 | $9.74 | | | | |
| Value at end of period | $12.11 | $11.81 | $9.49 | $10.14 | $8.84 | $6.70 | | | | |
| Number of accumulation units outstanding at end of period | 52 | 0 | 0 | 0 | 267 | 169 | | | | |
| **ING CLARION REAL ESTATE PORTFOLIO** (Funds were first received in this option during August 2006) | | | | | | | | | | |
| Value at beginning of period | $12.61 | $11.06 | $10.24 | $8.11 | $6.05 | $9.97 | $12.29 | $10.47 | | |
| Value at end of period | $12.70 | $12.61 | $11.06 | $10.24 | $8.11 | $6.05 | $9.97 | $12.29 | | |
| Number of accumulation units outstanding at end of period | 1,619 | 0 | 0 | 0 | 2,022 | 0 | 0 | 136 | | |
| **ING COLUMBIA CONTRARIAN CORE PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $18.72 | $16.90 | $17.97 | $16.26 | $12.52 | $20.88 | $20.32 | $18.09 | $17.65 | $16.49 |
| Value at end of period | $24.88 | $18.72 | $16.90 | $17.97 | $16.26 | $12.52 | $20.88 | $20.32 | $18.09 | $17.65 |
| Number of accumulation units outstanding at end of period | 0 | 0 | 0 | 0 | 206 | 1 | 109 | 268 | 155 | 114 |
| **ING COLUMBIA SMALL CAP VALUE II PORTFOLIO** (Funds were first received in this option during May 2009) | | | | | | | | | | |
| Value at beginning of period | $10.93 | $9.70 | $10.11 | $8.18 | $6.55 | | | | | |
| Value at end of period | $15.10 | $10.93 | $9.70 | $10.11 | $8.18 | | | | | |
| Number of accumulation units outstanding at end of period | 0 | 0 | 0 | 0 | 209 | | | | | |
| **ING FMR$^{SM}$ DIVERSIFIED MID CAP PORTFOLIO** (Funds were first received in this option during February 2006) | | | | | | | | | | |
| Value at beginning of period | $15.28 | $13.52 | $15.38 | $12.15 | $8.85 | $14.73 | $13.05 | $12.42 | | |
| Value at end of period | $20.51 | $15.28 | $13.52 | $15.38 | $12.15 | $8.85 | $14.73 | $13.05 | | |
| Number of accumulation units outstanding at end of period | 1 | 0 | 0 | 0 | 1,932 | 1,097 | 28 | 1,659 | | |
| **ING GLOBAL BOND PORTFOLIO** (Funds were first received in this option during April 2005) | | | | | | | | | | |
| Value at beginning of period | $14.29 | $13.60 | $13.29 | $11.63 | $9.69 | $11.63 | $10.70 | $10.00 | $9.91 | |
| Value at end of period | $13.53 | $14.29 | $13.60 | $13.29 | $11.63 | $9.69 | $11.63 | $10.70 | $10.00 | |
| Number of accumulation units outstanding at end of period | 713 | 116 | 116 | 658 | 1,432 | 2,223 | 3,251 | 17,226 | 19,281 | |
| **ING GLOBAL RESOURCES PORTFOLIO** (Funds were first received in this option during January 2007) | | | | | | | | | | |
| Value at beginning of period | $10.95 | $11.42 | $12.74 | $10.62 | $7.83 | $13.44 | $9.68 | | | |
| Value at end of period | $12.27 | $10.95 | $11.42 | $12.74 | $10.62 | $7.83 | $13.44 | | | |
| Number of accumulation units outstanding at end of period | 36 | 36 | 970 | 37 | 1,251 | 493 | 274 | | | |
| **ING GROWTH AND INCOME PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $17.02 | $14.90 | $15.14 | $13.45 | $10.46 | $17.01 | $16.05 | $14.24 | $13.35 | $12.49 |
| Value at end of period | $21.94 | $17.02 | $14.90 | $15.14 | $13.45 | $10.46 | $17.01 | $16.05 | $14.24 | $13.35 |
| Number of accumulation units outstanding at end of period | 8,886 | 8,164 | 7,343 | 377 | 213 | 15 | 15 | 861 | 2,032 | 4,384 |
| **ING INDEX PLUS LARGECAP PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $21.10 | $18.69 | $18.96 | $16.86 | $13.87 | $22.39 | $21.61 | $19.12 | $18.39 | $16.86 |
| Value at end of period | $27.67 | $21.10 | $18.69 | $18.96 | $16.86 | $13.87 | $22.39 | $21.61 | $19.12 | $18.39 |
| Number of accumulation units outstanding at end of period | 410 | 410 | 410 | 1 | 1,244 | 1,573 | 1,785 | 3,078 | 3,115 | 18,809 |
| **ING INDEX PLUS MIDCAP PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $25.08 | $21.60 | $22.15 | $18.41 | $14.17 | $23.00 | $22.10 | $20.47 | $18.67 | $16.23 |
| Value at end of period | $33.30 | $25.08 | $21.60 | $22.15 | $18.41 | $14.17 | $23.00 | $22.10 | $20.47 | $18.67 |
| Number of accumulation units outstanding at end of period | 844 | 707 | 660 | 64 | 1,595 | 735 | 1,975 | 10,235 | 9,579 | 8,428 |
| **ING INDEX PLUS SMALLCAP PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $17.11 | $15.43 | $15.76 | $13.00 | $10.55 | $16.11 | $17.41 | $15.50 | $14.60 | $12.12 |
| Value at end of period | $24.09 | $17.11 | $15.43 | $15.76 | $13.00 | $10.55 | $16.11 | $17.41 | $15.50 | $14.60 |
| Number of accumulation units outstanding at end of period | 1 | 1 | 1 | 20 | 840 | 63 | 278 | 1,404 | 1,143 | 4,883 |
| **ING INTERMEDIATE BOND PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $21.22 | $19.66 | $18.53 | $17.10 | $15.53 | $17.20 | $16.45 | $16.02 | $15.74 | $15.21 |
| Value at end of period | $20.91 | $21.22 | $19.66 | $18.53 | $17.10 | $15.53 | $17.20 | $16.45 | $16.02 | $15.74 |
| Number of accumulation units outstanding at end of period | 901 | 688 | 524 | 193 | 3,587 | 3,014 | 3,959 | 4,802 | 5,020 | 11,955 |

**Condensed Financial Information (continued)**

| | 2004 | 2005 | 2006 | 2007 | 2008 | 2009 | 2010 | 2011 | 2012 | 2013 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING INTERNATIONAL INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during August 2009) | | | | | | | | | | |
| Value at beginning of period | | | | | | $6.87 | $7.46 | $7.94 | $6.88 | $8.05 |
| Value at end of period | | | | | | $7.46 | $7.94 | $6.88 | $8.05 | $9.65 |
| Number of accumulation units outstanding at end of period | | | | | | 102 | 48 | 47 | 47 | 46 |
| **ING INTERNATIONAL VALUE PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $10.21 | $11.82 | $12.77 | $16.30 | $18.25 | $10.30 | $12.93 | $13.07 | $10.97 | $12.90 |
| Value at end of period | $11.82 | $12.77 | $16.30 | $18.25 | $10.30 | $12.93 | $13.07 | $10.97 | $12.90 | $15.43 |
| Number of accumulation units outstanding at end of period | 937 | 1,087 | 654 | 433 | 225 | 237 | 64 | 1,023 | 1,215 | 1,356 |
| **ING INVESCO COMSTOCK PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $10.62 | $12.23 | $12.49 | $14.27 | $13.76 | $8.62 | $10.93 | $12.42 | $12.00 | $14.05 |
| Value at end of period | $12.23 | $12.49 | $14.27 | $13.76 | $8.62 | $10.93 | $12.42 | $12.00 | $14.05 | $18.71 |
| Number of accumulation units outstanding at end of period | 1,467 | 2,269 | 2,122 | 624 | 354 | 715 | 484 | 1 | 1 | 1,778 |
| **ING INVESCO EQUITY AND INCOME PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2005) | | | | | | | | | | |
| Value at beginning of period | | $9.98 | $10.68 | $11.87 | $12.13 | $9.17 | $11.10 | $12.30 | $12.00 | $13.35 |
| Value at end of period | | $10.68 | $11.87 | $12.13 | $9.17 | $11.10 | $12.30 | $12.00 | $13.35 | $16.46 |
| Number of accumulation units outstanding at end of period | | 30,869 | 26,430 | 2,989 | 3,354 | 4,654 | 2,066 | 0 | 0 | 361 |
| **ING INVESCO GROWTH AND INCOME PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during October 2005) | | | | | | | | | | |
| Value at beginning of period | | $10.47 | $11.04 | $12.63 | $12.78 | $8.55 | $10.45 | $11.60 | $11.20 | $12.65 |
| Value at end of period | | $11.04 | $12.63 | $12.78 | $8.55 | $10.45 | $11.60 | $11.20 | $12.65 | $16.71 |
| Number of accumulation units outstanding at end of period | | 696 | 1,198 | 157 | 219 | 268 | 305 | 52 | 52 | 208 |
| **ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during October 2005) | | | | | | | | | | |
| Value at beginning of period | | $11.85 | $13.40 | $17.95 | $24.52 | $11.79 | $19.95 | $23.68 | $19.09 | $22.44 |
| Value at end of period | | $13.40 | $17.95 | $24.52 | $11.79 | $19.95 | $23.68 | $19.09 | $22.44 | $20.87 |
| Number of accumulation units outstanding at end of period | | 592 | 1,019 | 0 | 0 | 6 | 0 | 497 | 0 | 335 |
| **ING JPMORGAN MID CAP VALUE PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $11.76 | $13.99 | $14.97 | $17.21 | $17.38 | $11.48 | $14.23 | $17.26 | $17.34 | $20.53 |
| Value at end of period | $13.99 | $14.97 | $17.21 | $17.38 | $11.48 | $14.23 | $17.26 | $17.34 | $20.53 | $26.65 |
| Number of accumulation units outstanding at end of period | 4,854 | 524 | 158 | 240 | 198 | 132 | 132 | 0 | 0 | 971 |
| **ING JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2006) | | | | | | | | | | |
| Value at beginning of period | | | $13.05 | $12.99 | $12.60 | $8.71 | $10.94 | $13.67 | $13.31 | $15.59 |
| Value at end of period | | | $12.99 | $12.60 | $8.71 | $10.94 | $13.67 | $13.31 | $15.59 | $21.37 |
| Number of accumulation units outstanding at end of period | | | 20 | 0 | 0 | 0 | 0 | 0 | 0 | 309 |
| **ING LARGE CAP VALUE PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during July 2007) | | | | | | | | | | |
| Value at beginning of period | | | | $9.33 | $9.10 | $6.27 | $6.97 | $8.21 | $8.38 | $9.49 |
| Value at end of period | | | | $9.10 | $6.27 | $6.97 | $8.21 | $8.38 | $9.49 | $12.25 |
| Number of accumulation units outstanding at end of period | | | | 939 | 312 | 197 | 34 | 13,278 | 14,505 | 15,661 |
| **ING MARSICO GROWTH PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during November 2009) | | | | | | | | | | |
| Value at beginning of period | | | | | | $8.29 | $8.37 | $9.91 | $9.64 | $10.74 |
| Value at end of period | | | | | | $8.37 | $9.91 | $9.64 | $10.74 | $14.40 |
| Number of accumulation units outstanding at end of period | | | | | | 2 | 0 | 0 | 0 | 402 |
| **ING MFS TOTAL RETURN PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $11.95 | $13.10 | $13.30 | $14.69 | $15.07 | $11.54 | $13.43 | $14.55 | $14.59 | $16.00 |
| Value at end of period | $13.10 | $13.30 | $14.69 | $15.07 | $11.54 | $13.43 | $14.55 | $14.59 | $16.00 | $18.73 |
| Number of accumulation units outstanding at end of period | 779 | 2,388 | 2,806 | 1,045 | 428 | 808 | 146 | 580 | 580 | 580 |

**Condensed Financial Information (continued)**

| | 2004 | 2005 | 2006 | 2007 | 2008 | 2009 | 2010 | 2011 | 2012 | 2013 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING MFS UTILITIES PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during August 2006) | | | | | | | | | | |
| Value at beginning of period | | | $12.74 | $14.71 | $18.49 | $11.36 | $14.89 | $16.70 | $17.53 | $19.59 |
| Value at end of period | | | $14.71 | $18.49 | $11.36 | $14.89 | $16.70 | $17.53 | $19.59 | $23.23 |
| Number of accumulation units outstanding at end of period | | | 590 | 21 | 90 | 110 | 0 | 660 | 1,322 | 1,423 |
| **ING MIDCAP OPPORTUNITIES PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $9.31 | $10.25 | $11.16 | $11.86 | $14.72 | $9.06 | $12.64 | $16.25 | $15.95 | $17.97 |
| Value at end of period | $10.25 | $11.16 | $11.86 | $14.72 | $9.06 | $12.64 | $16.25 | $15.95 | $17.97 | $23.40 |
| Number of accumulation units outstanding at end of period | 311 | 14 | 14 | 14 | 35 | 175 | 13 | 13 | 13 | 2,484 |
| **ING MONEY MARKET PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $12.36 | $12.32 | $12.52 | $12.96 | $13.44 | $13.62 | $13.48 | $13.33 | $13.15 | $12.98 |
| Value at end of period | $12.32 | $12.52 | $12.96 | $13.44 | $13.62 | $13.48 | $13.33 | $13.15 | $12.98 | $12.81 |
| Number of accumulation units outstanding at end of period | 19,620 | 15,901 | 14,216 | 3,458 | 2,810 | 10,021 | 656 | 0 | 0 | 0 |
| **ING MULTI-MANAGER LARGE CAP CORE PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during July 2007) | | | | | | | | | | |
| Value at beginning of period | | | | $11.78 | $11.21 | $7.24 | $8.89 | $10.19 | $9.62 | $10.49 |
| Value at end of period | | | | $11.21 | $7.24 | $8.89 | $10.19 | $9.62 | $10.49 | $13.52 |
| Number of accumulation units outstanding at end of period | | | | 86 | 114 | 0 | 0 | 0 | 0 | 537 |
| **ING OPPENHEIMER GLOBAL PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2005) | | | | | | | | | | |
| Value at beginning of period | | $10.01 | $11.64 | $13.55 | $14.24 | $8.39 | $11.55 | $13.23 | $11.99 | $14.39 |
| Value at end of period | | $11.64 | $13.55 | $14.24 | $8.39 | $11.55 | $13.23 | $11.99 | $14.39 | $18.05 |
| Number of accumulation units outstanding at end of period | | 37,653 | 40,349 | 15,972 | 11,716 | 12,915 | 3,926 | 1,186 | 1,275 | 1,725 |
| **ING PIMCO HIGH YIELD PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during September 2006) | | | | | | | | | | |
| Value at beginning of period | | | $10.82 | $11.26 | $11.43 | $8.73 | $12.87 | $14.51 | $14.95 | $16.82 |
| Value at end of period | | | $11.26 | $11.43 | $8.73 | $12.87 | $14.51 | $14.95 | $16.82 | $17.52 |
| Number of accumulation units outstanding at end of period | | | 8 | 0 | 0 | 2 | 0 | 762 | 1,551 | 1,723 |
| **ING PIMCO TOTAL RETURN PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $10.99 | $11.32 | $11.40 | $11.69 | $12.62 | $12.43 | $13.81 | $14.65 | $14.93 | $15.89 |
| Value at end of period | $11.32 | $11.40 | $11.69 | $12.62 | $12.43 | $13.81 | $14.65 | $14.93 | $15.89 | $15.38 |
| Number of accumulation units outstanding at end of period | 8,418 | 10,810 | 11,059 | 4,954 | 3,297 | 8,360 | 1,081 | 390 | 388 | 387 |
| **ING PIONEER HIGH YIELD PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during October 2006) | | | | | | | | | | |
| Value at beginning of period | | | $10.33 | $10.57 | $11.07 | $7.71 | $12.71 | $14.92 | $14.61 | $16.76 |
| Value at end of period | | | $10.57 | $11.07 | $7.71 | $12.71 | $14.92 | $14.61 | $16.76 | $18.57 |
| Number of accumulation units outstanding at end of period | | | 23 | 86 | 113 | 536 | 0 | 0 | 0 | 1,773 |
| **ING RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during July 2009) | | | | | | | | | | |
| Value at beginning of period | | | | | | $10.70 | $12.53 | $13.94 | $14.33 | $16.19 |
| Value at end of period | | | | | | $12.53 | $13.94 | $14.33 | $16.19 | $21.09 |
| Number of accumulation units outstanding at end of period | | | | | | 30 | 32 | 0 | 0 | 12 |
| **ING RUSSELL™ LARGE CAP INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during July 2009) | | | | | | | | | | |
| Value at beginning of period | | | | | | $6.88 | $8.08 | $8.95 | $9.05 | $10.32 |
| Value at end of period | | | | | | $8.08 | $8.95 | $9.05 | $10.32 | $13.45 |
| Number of accumulation units outstanding at end of period | | | | | | 47 | 49 | 0 | 0 | 681 |
| **ING RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during July 2009) | | | | | | | | | | |
| Value at beginning of period | | | | | | $10.05 | $11.82 | $12.96 | $12.86 | $14.71 |
| Value at end of period | | | | | | $11.82 | $12.96 | $12.86 | $14.71 | $19.08 |
| Number of accumulation units outstanding at end of period | | | | | | 32 | 34 | 0 | 0 | 0 |

**Condensed Financial Information (continued)**

| | 2004 | 2005 | 2006 | 2007 | 2008 | 2009 | 2010 | 2011 | 2012 | 2013 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING RUSSELL™ SMALL CAP INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during May 2013) | | | | | | | | | | |
| Value at beginning of period | | | | | | | | | | $13.60 |
| Value at end of period | | | | | | | | | | $16.07 |
| Number of accumulation units outstanding at end of period | | | | | | | | | | 65 |
| **ING SMALLCAP OPPORTUNITIES PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $6.80 | $7.39 | $7.96 | $8.84 | $9.60 | $6.20 | $8.02 | $10.47 | $10.42 | $11.84 |
| Value at end of period | $7.39 | $7.96 | $8.84 | $9.60 | $6.20 | $8.02 | $10.47 | $10.42 | $11.84 | $16.25 |
| Number of accumulation units outstanding at end of period | 639 | 670 | 173 | 0 | 0 | 0 | 0 | 0 | 0 | 1,410 |
| **ING SMALL COMPANY PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $19.50 | $22.00 | $23.94 | $27.59 | $28.82 | $19.60 | $24.67 | $30.27 | $29.13 | $32.91 |
| Value at end of period | $22.00 | $23.94 | $27.59 | $28.82 | $19.60 | $24.67 | $30.27 | $29.13 | $32.91 | $44.72 |
| Number of accumulation units outstanding at end of period | 2,135 | 3,575 | 3,942 | 2,062 | 894 | 2,138 | 0 | 0 | 0 | 23 |
| **ING SOLUTION 2015 PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during August 2005) | | | | | | | | | | |
| Value at beginning of period | | $10.44 | $10.67 | $11.67 | $12.04 | $8.69 | $10.48 | $11.51 | $11.27 | $12.39 |
| Value at end of period | | $10.44 | $11.67 | $12.04 | $8.69 | $10.48 | $11.51 | $11.27 | $12.39 | $13.34 |
| Number of accumulation units outstanding at end of period | | 670 | 1,233 | 0 | 0 | 6,516 | 7,834 | 0 | 0 | 56 |
| **ING SOLUTION 2025 PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during March 2006) | | | | | | | | | | |
| Value at beginning of period | | | $11.33 | $12.11 | $12.50 | $8.15 | $10.12 | $11.36 | $10.86 | $12.16 |
| Value at end of period | | | $12.11 | $12.50 | $8.15 | $10.12 | $11.36 | $10.86 | $12.16 | $13.95 |
| Number of accumulation units outstanding at end of period | | | 56 | 129 | 73 | 22,876 | 0 | 0 | 0 | 2,380 |
| **ING SOLUTION 2035 PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during March 2008) | | | | | | | | | | |
| Value at beginning of period | | | | | $11.97 | $8.04 | $10.18 | $11.51 | $10.83 | $12.29 |
| Value at end of period | | | | | $8.04 | $10.18 | $11.51 | $10.83 | $12.29 | $14.60 |
| Number of accumulation units outstanding at end of period | | | | | 17 | 7,736 | 14 | 13 | 12 | 11 |
| **ING SOLUTION 2045 PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during May 2006) | | | | | | | | | | |
| Value at beginning of period | | | $11.69 | $12.79 | $13.35 | $7.92 | $10.15 | $11.52 | $10.79 | $12.29 |
| Value at end of period | | | $12.79 | $13.35 | $7.92 | $10.15 | $11.52 | $10.79 | $12.29 | $14.96 |
| Number of accumulation units outstanding at end of period | | | 19 | 16 | 13 | 7,127 | 67 | 0 | 0 | 3,156 |
| **ING STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $14.44 | $15.38 | $15.76 | $16.85 | $17.58 | $13.26 | $15.42 | $16.89 | $16.97 | $18.80 |
| Value at end of period | $15.38 | $15.76 | $16.85 | $17.58 | $13.26 | $15.42 | $16.89 | $16.97 | $18.80 | $20.79 |
| Number of accumulation units outstanding at end of period | 186 | 323 | 64 | 20 | 16 | 24 | 0 | 0 | 0 | 0 |
| **ING STRATEGIC ALLOCATION GROWTH PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $14.03 | $15.50 | $16.24 | $18.14 | $18.80 | $11.86 | $14.65 | $16.34 | $15.65 | $17.76 |
| Value at end of period | $15.50 | $16.24 | $18.14 | $18.80 | $11.86 | $14.65 | $16.34 | $15.65 | $17.76 | $21.44 |
| Number of accumulation units outstanding at end of period | 2,284 | 431 | 187 | 44 | 0 | 400 | 0 | 0 | 0 | 0 |
| **ING STRATEGIC ALLOCATION MODERATE PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $14.01 | $15.24 | $15.74 | $17.27 | $17.97 | $12.32 | $14.81 | $16.37 | $16.06 | $18.00 |
| Value at end of period | $15.24 | $15.74 | $17.27 | $17.97 | $12.32 | $14.81 | $16.37 | $16.06 | $18.00 | $20.70 |
| Number of accumulation units outstanding at end of period | 5,024 | 873 | 1,035 | 111 | 16 | 25 | 0 | 0 | 0 | 0 |
| **ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during October 2005) | | | | | | | | | | |
| Value at beginning of period | | $10.42 | $10.93 | $12.36 | $12.73 | $9.10 | $11.96 | $13.46 | $13.66 | $15.43 |
| Value at end of period | | $10.93 | $12.36 | $12.73 | $9.10 | $11.96 | $13.46 | $13.66 | $15.43 | $18.61 |
| Number of accumulation units outstanding at end of period | | 7 | 158 | 3,617 | 335 | 20,075 | 412 | 0 | 0 | 8,269 |

**Condensed Financial Information (continued)**

| | 2004 | 2005 | 2006 | 2007 | 2008 | 2009 | 2010 | 2011 | 2012 | 2013 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2005) | | | | | | | | | | |
| Value at beginning of period | | $9.80 | $11.09 | $11.93 | $13.35 | $7.49 | $10.81 | $13.71 | $13.03 | $14.92 |
| Value at end of period | | $11.09 | $11.93 | $13.35 | $7.49 | $10.81 | $13.71 | $13.03 | $14.92 | $19.90 |
| Number of accumulation units outstanding at end of period | | 31,054 | 28,554 | 11,270 | 11,994 | 12,833 | 4,519 | 22 | 22 | 68 |
| **ING T. ROWE PRICE EQUITY INCOME PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $12.86 | $14.65 | $15.02 | $17.65 | $17.94 | $11.38 | $14.04 | $15.92 | $15.57 | $18.00 |
| Value at end of period | $14.65 | $15.02 | $17.65 | $17.94 | $11.38 | $14.04 | $15.92 | $15.57 | $18.00 | $23.04 |
| Number of accumulation units outstanding at end of period | 78 | 897 | 1,532 | 490 | 425 | 3,596 | 380 | 527 | 527 | 1,079 |
| **ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $17.18 | $18.65 | $19.54 | $21.84 | $23.68 | $13.50 | $19.04 | $21.95 | $21.43 | $25.14 |
| Value at end of period | $18.65 | $19.54 | $21.84 | $23.68 | $13.50 | $19.04 | $21.95 | $21.43 | $25.14 | $34.54 |
| Number of accumulation units outstanding at end of period | 5,537 | 13,347 | 12,835 | 2,270 | 2,265 | 2,781 | 72 | 46 | 45 | 71 |
| **ING T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during March 2006) | | | | | | | | | | |
| Value at beginning of period | | | | $10.96 | $11.10 | $6.97 | $12.23 | $13.71 | $11.87 | $13.91 |
| Value at end of period | | | | $11.10 | $6.97 | $8.18 | $13.71 | $11.87 | $13.91 | $15.69 |
| Number of accumulation units outstanding at end of period | | | | 3,617 | 1,369 | 6,037 | 0 | 0 | 0 | 6 |
| **ING TEMPLETON FOREIGN EQUITY PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2008) | | | | | | | | | | |
| Value at beginning of period | | | | | $10.20 | $6.28 | $8.19 | $8.79 | $7.64 | $8.96 |
| Value at end of period | | | | | $6.28 | $8.19 | $8.79 | $7.64 | $8.96 | $10.63 |
| Number of accumulation units outstanding at end of period | | | | | 16 | 920 | 0 | 1,213 | 1,681 | 5,113 |
| **ING TEMPLETON GLOBAL GROWTH PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during July 2006) | | | | | | | | | | |
| Value at beginning of period | | | $9.70 | $11.05 | $11.16 | $6.64 | $8.67 | $9.22 | $8.58 | $10.30 |
| Value at end of period | | | $11.05 | $11.16 | $6.64 | $8.67 | $9.22 | $8.58 | $10.30 | $13.28 |
| Number of accumulation units outstanding at end of period | | | 19 | 0 | 30 | 75 | 0 | 0 | 0 | 0 |
| **ING U.S. BOND INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during May 2009) | | | | | | | | | | |
| Value at beginning of period | | | | | | $10.27 | $10.63 | $11.13 | $11.78 | $12.07 |
| Value at end of period | | | | | | $10.63 | $11.13 | $11.78 | $12.07 | $11.60 |
| Number of accumulation units outstanding at end of period | | | | | | 585 | 0 | 0 | 0 | 167 |
| **INVESCO MID CAP CORE EQUITY FUND** | | | | | | | | | | |
| (Funds were first received in this option during July 2013) | | | | | | | | | | |
| Value at beginning of period | | | | | | | | | | $16.05 |
| Value at end of period | | | | | | | | | | $17.47 |
| Number of accumulation units outstanding at end of period | | | | | | | | | | 11 |
| **INVESCO V.I. AMERICAN FRANCHISE FUND** | | | | | | | | | | |
| (Funds were first received in this option during April 2012) | | | | | | | | | | |
| Value at beginning of period | | | | | | | | | $37.15 | $35.89 |
| Value at end of period | | | | | | | | | $35.89 | $49.63 |
| Number of accumulation units outstanding at end of period | | | | | | | | | 0 | 0 |
| **INVESCO V.I. CORE EQUITY FUND** | | | | | | | | | | |
| Value at beginning of period | $7.68 | $8.26 | $8.58 | $9.88 | $10.54 | $7.26 | $9.19 | $9.94 | $9.80 | $11.01 |
| Value at end of period | $8.26 | $8.58 | $9.88 | $10.54 | $7.26 | $9.19 | $9.94 | $9.80 | $11.01 | $14.04 |
| Number of accumulation units outstanding at end of period | 4,625 | 7,243 | 10,250 | 9,584 | 10,490 | 9,942 | 4,182 | 0 | 0 | 0 |
| **LAZARD U.S. MID CAP EQUITY PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during September 2011) | | | | | | | | | | |
| Value at beginning of period | | | | | | | | $7.33 | $8.15 | $8.48 |
| Value at end of period | | | | | | | | $8.15 | $8.48 | $11.09 |
| Number of accumulation units outstanding at end of period | | | | | | | | 2,694 | 0 | 0 |

| | 2004 | 2005 | 2006 | 2007 | 2008 | 2009 | 2010 | 2011 | 2012 | 2013 |
|---|---|---|---|---|---|---|---|---|---|---|
| **LOOMIS SAYLES SMALL CAP VALUE FUND** | | | | | | | | | | |
| (Funds were first received in this option during May 2009) | | | | | | | | | | |
| Value at beginning of period | | | | | | $7.31 | $9.06 | $11.15 | $10.80 | $12.37 |
| Value at end of period | | | | | | $9.06 | $11.15 | $10.80 | $12.37 | $16.55 |
| Number of accumulation units outstanding at end of period | | | | | | 13 | 0 | 0 | 0 | 0 |
| **LORD ABBETT SERIES FUND - MID CAP STOCK PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $10.23 | $12.52 | $13.37 | $14.80 | $14.69 | $8.79 | $10.98 | $13.58 | $12.86 | $14.54 |
| Value at end of period | $12.52 | $13.37 | $14.80 | $14.69 | $8.79 | $10.98 | $13.58 | $12.86 | $14.54 | $18.69 |
| Number of accumulation units outstanding at end of period | 5,107 | 5,844 | 6,228 | 2,430 | 1,998 | 3,620 | 1,688 | 1,165 | 1,245 | 1,388 |
| **NEUBERGER BERMAN SOCIALLY RESPONSIVE FUND®** | | | | | | | | | | |
| (Funds were first received in this option during January 2007) | | | | | | | | | | |
| Value at beginning of period | | | | $10.82 | $11.31 | $6.82 | $8.77 | $10.60 | $10.14 | $11.09 |
| Value at end of period | | | | $11.31 | $6.82 | $8.77 | $10.60 | $10.14 | $11.09 | $15.09 |
| Number of accumulation units outstanding at end of period | | | | 86 | 115 | 1,252 | 0 | 0 | 0 | 167 |
| **NEW PERSPECTIVE FUND®** | | | | | | | | | | |
| Value at beginning of period | $9.90 | $11.31 | $12.42 | $14.68 | $16.79 | $10.30 | $13.96 | $15.53 | $14.15 | $16.86 |
| Value at end of period | $11.31 | $12.42 | $14.68 | $16.79 | $10.30 | $13.96 | $15.53 | $14.15 | $16.86 | $21.09 |
| Number of accumulation units outstanding at end of period | 21 | 259 | 362 | 166 | 192 | 630 | 233 | 918 | 1,217 | 2,018 |
| **OPPENHEIMER DEVELOPING MARKETS FUND** | | | | | | | | | | |
| Value at beginning of period | $22.02 | $28.67 | $39.94 | $49.34 | $65.15 | $33.40 | $59.89 | $75.04 | $60.63 | $72.29 |
| Value at end of period | $28.67 | $39.94 | $49.34 | $65.15 | $33.40 | $59.89 | $75.04 | $60.63 | $72.29 | $77.28 |
| Number of accumulation units outstanding at end of period | 49 | 692 | 553 | 332 | 237 | 613 | 377 | 196 | 404 | 629 |
| **OPPENHEIMER MAIN STREET SMALL CAP FUND®/VA** | | | | | | | | | | |
| (Funds were first received in this option during October 2005) | | | | | | | | | | |
| Value at beginning of period | | $10.89 | $11.72 | $13.29 | $12.96 | $7.95 | $10.76 | $13.09 | $12.63 | $14.71 |
| Value at end of period | | $11.72 | $13.29 | $12.96 | $7.95 | $10.76 | $13.09 | $12.63 | $14.71 | $20.46 |
| Number of accumulation units outstanding at end of period | | 1,517 | 2,944 | 2,476 | 1,644 | 1,915 | 135 | 0 | 0 | 0 |
| **PAX WORLD BALANCED FUND** | | | | | | | | | | |
| Value at beginning of period | $9.69 | $10.52 | $10.93 | $11.94 | $12.90 | $8.81 | $10.55 | $11.65 | $11.28 | $12.39 |
| Value at end of period | $10.52 | $10.93 | $11.94 | $12.90 | $8.81 | $10.55 | $11.65 | $11.28 | $12.39 | $14.22 |
| Number of accumulation units outstanding at end of period | 8 | 864 | 2,257 | 2,335 | 2,159 | 962 | 106 | 0 | 0 | 0 |
| **PIMCO VIT REAL RETURN PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $10.51 | $10.78 | $10.85 | $10.80 | $11.77 | $10.80 | $12.61 | $13.45 | $14.81 | $15.90 |
| Value at end of period | $10.78 | $10.85 | $10.80 | $11.77 | $10.80 | $12.61 | $13.45 | $14.81 | $15.90 | $14.24 |
| Number of accumulation units outstanding at end of period | 1,575 | 2,712 | 3,393 | 82 | 1,577 | 429 | 0 | 761 | 1,622 | 1,966 |
| **PIONEER EMERGING MARKETS VCT PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during November 2007) | | | | | | | | | | |
| Value at beginning of period | | | | $13.02 | $12.72 | $5.25 | $9.04 | $10.33 | $7.81 | $8.63 |
| Value at end of period | | | | $12.72 | $5.25 | $9.04 | $10.33 | $7.81 | $8.63 | $8.34 |
| Number of accumulation units outstanding at end of period | | | | 35 | 42 | 1,274 | 41 | 40 | 40 | 1,451 |
| **PIONEER HIGH YIELD VCT PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $10.14 | $10.64 | $10.70 | $11.45 | $11.96 | $7.62 | $12.06 | $14.05 | $13.63 | $15.61 |
| Value at end of period | $10.64 | $10.70 | $11.45 | $11.96 | $7.62 | $12.06 | $14.05 | $13.63 | $15.61 | $17.25 |
| Number of accumulation units outstanding at end of period | 13 | 126 | 219 | 252 | 345 | 440 | 440 | 0 | 0 | 0 |
| **SMALLCAP WORLD FUND®** | | | | | | | | | | |
| (Funds were first received in this option during September 2011) | | | | | | | | | | |
| Value at beginning of period | | | | | | | | $8.15 | $8.60 | $10.35 |
| Value at end of period | | | | | | | | $8.60 | $10.35 | $13.21 |
| Number of accumulation units outstanding at end of period | | | | | | | | 1,372 | 1,614 | 2,036 |
| **TEMPLETON GLOBAL BOND FUND** | | | | | | | | | | |
| Value at beginning of period | $10.29 | $11.60 | $11.10 | $12.42 | $13.58 | $14.24 | $16.70 | $18.56 | $17.88 | $20.43 |
| Value at end of period | $11.60 | $11.10 | $12.42 | $13.58 | $14.24 | $16.70 | $18.56 | $17.88 | $20.43 | $20.60 |
| Number of accumulation units outstanding at end of period | 30 | 80 | 213 | 38 | 1,086 | 6,163 | 1,210 | 599 | 660 | 2,164 |

# Condensed Financial Information (continued)

| | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 |
|---|---|---|---|---|---|---|---|---|---|---|
| **THE BOND FUND OF AMERICA℠** | | | | | | | | | | |
| (Funds were first received in this option during November 2008) | | | | | | | | | | |
| Value at beginning of period | $11.44 | $10.95 | $10.42 | $9.85 | $8.69 | $8.36 | | | | |
| Value at end of period | $11.06 | $11.44 | $10.95 | $10.42 | $9.85 | $8.69 | | | | |
| Number of accumulation units outstanding at end of period | 252 | 0 | 0 | 0 | 4 | 0 | | | | |
| **THE GROWTH FUND OF AMERICA®** | | | | | | | | | | |
| Value at beginning of period | $14.39 | $12.10 | $12.89 | $11.63 | $8.76 | $14.58 | $13.33 | $12.18 | $10.81 | $9.71 |
| Value at end of period | $18.99 | $14.39 | $12.10 | $12.89 | $11.63 | $8.76 | $14.58 | $13.33 | $12.18 | $10.81 |
| Number of accumulation units outstanding at end of period | 5,135 | 542 | 292 | 781 | 7,690 | 1,029 | 958 | 2,678 | 1,061 | 55 |
| **WANGER INTERNATIONAL** | | | | | | | | | | |
| (Funds were first received in this option during November 2007) | | | | | | | | | | |
| Value at beginning of period | $10.34 | $8.62 | $10.24 | $8.31 | $5.62 | $10.47 | $10.70 | | | |
| Value at end of period | $12.48 | $10.34 | $8.62 | $10.24 | $8.31 | $5.62 | $10.47 | | | |
| Number of accumulation units outstanding at end of period | 1,836 | 1,280 | 1,173 | 0 | 139 | 0 | 589 | | | |
| **WANGER SELECT** | | | | | | | | | | |
| (Funds were first received in this option during March 2005) | | | | | | | | | | |
| Value at beginning of period | $15.47 | $13.23 | $16.30 | $13.05 | $7.96 | $15.84 | $14.68 | $12.43 | $10.66 | |
| Value at end of period | $20.54 | $15.47 | $13.23 | $16.30 | $13.05 | $7.96 | $15.84 | $14.68 | $12.43 | |
| Number of accumulation units outstanding at end of period | 1,565 | 985 | 834 | 152 | 413 | 180 | 111 | 29 | 5 | |
| **WANGER USA** | | | | | | | | | | |
| (Funds were first received in this option during February 2005) | | | | | | | | | | |
| Value at beginning of period | $16.09 | $13.59 | $14.27 | $11.73 | $8.36 | $14.05 | $13.51 | $12.69 | $11.47 | |
| Value at end of period | $21.23 | $16.09 | $13.59 | $14.27 | $11.73 | $8.36 | $14.05 | $13.51 | $12.69 | |
| Number of accumulation units outstanding at end of period | 0 | 0 | 854 | 102 | 197 | 53 | 31 | 300 | 167 | |
| **WASHINGTON MUTUAL INVESTORS FUND℠** | | | | | | | | | | |
| Value at beginning of period | $13.35 | $12.03 | $11.39 | $10.19 | $8.68 | $13.16 | $12.84 | $11.04 | $10.81 | $10.25 |
| Value at end of period | $17.36 | $13.35 | $12.03 | $11.39 | $10.19 | $8.68 | $13.16 | $12.84 | $11.04 | $10.81 |
| Number of accumulation units outstanding at end of period | 984 | 711 | 382 | 839 | 6,716 | 5,578 | 4,059 | 3,417 | 2,757 | 691 |
| **WELLS FARGO ADVANTAGE SPECIAL SMALL CAP VALUE FUND** | | | | | | | | | | |
| Value at beginning of period | $24.16 | $21.59 | $22.36 | $18.49 | $14.43 | $21.43 | $23.64 | $19.73 | $18.11 | $15.67 |
| Value at end of period | $32.92 | $24.16 | $21.59 | $22.36 | $18.49 | $14.43 | $21.43 | $23.64 | $19.73 | $18.11 |
| Number of accumulation units outstanding at end of period | 8 | 50 | 50 | 113 | 117 | 83 | 73 | 447 | 432 | 19 |

## TABLE 31

FOR CONTRACTS ISSUED UNDER 403(b), 401(a) AND 401(k) PLANS ISSUED SINCE 1996 WITH TOTAL SEPARATE ACCOUNT CHARGES OF 1.40%
(Selected data for accumulation units outstanding throughout each period)

| | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ALGER GREEN FUND** | | | | | | | | | | |
| (Funds were first received in this option during June 2010) | | | | | | | | | | |
| Value at beginning of period | $14.80 | $13.07 | $13.98 | $12.84 | | | | | | |
| Value at end of period | $19.67 | $14.80 | $13.07 | $13.98 | | | | | | |
| Number of accumulation units outstanding at end of period | 695 | 298 | 49 | 37 | | | | | | |
| **AMANA GROWTH FUND** | | | | | | | | | | |
| (Funds were first received in this option during June 2009) | | | | | | | | | | |
| Value at beginning of period | $11.60 | $10.58 | $10.93 | $9.56 | $7.96 | | | | | |
| Value at end of period | $14.05 | $11.60 | $10.58 | $10.93 | $9.56 | | | | | |
| Number of accumulation units outstanding at end of period | 2,380 | 3,742 | 4,953 | 1,136 | 260 | | | | | |
| **AMANA INCOME FUND** | | | | | | | | | | |
| (Funds were first received in this option during June 2009) | | | | | | | | | | |
| Value at beginning of period | $11.84 | $10.95 | $10.90 | $9.85 | $8.36 | | | | | |
| Value at end of period | $15.15 | $11.84 | $10.95 | $10.90 | $9.85 | | | | | |
| Number of accumulation units outstanding at end of period | 3,127 | 829 | 1,716 | 942 | 186 | | | | | |

# Condensed Financial Information (continued)

| | 2004 | 2005 | 2006 | 2007 | 2008 | 2009 | 2010 | 2011 | 2012 | 2013 |
|---|---|---|---|---|---|---|---|---|---|---|
| **AMERICAN CENTURY® INFLATION-ADJUSTED BOND FUND** | | | | | | | | | | |
| (Funds were first received in this option during September 2009) | | | | | | | | | | |
| Value at beginning of period | | | | | | $10.40 | $10.68 | $11.11 | $12.39 | $13.03 |
| Value at end of period | | | | | | $10.68 | $11.11 | $12.39 | $13.03 | $11.67 |
| Number of accumulation units outstanding at end of period | | | | | | 1,884 | 1,982 | 4,209 | 5,900 | 7,169 |
| **ARIEL FUND** | | | | | | | | | | |
| (Funds were first received in this option during June 2012) | | | | | | | | | | |
| Value at beginning of period | | | | | | | | | $10.85 | $11.96 |
| Value at end of period | | | | | | | | | $11.96 | $17.06 |
| Number of accumulation units outstanding at end of period | | | | | | | | | 49 | 394 |
| **ARTISAN INTERNATIONAL FUND** | | | | | | | | | | |
| (Funds were first received in this option during July 2009) | | | | | | | | | | |
| Value at beginning of period | | | | | | $6.42 | $7.88 | $8.23 | $7.53 | $9.31 |
| Value at end of period | | | | | | $7.88 | $8.23 | $7.53 | $9.31 | $11.49 |
| Number of accumulation units outstanding at end of period | | | | | | 639 | 2,394 | 224 | 214 | 119 |
| **ASTON/FAIRPOINTE MID CAP FUND** | | | | | | | | | | |
| (Funds were first received in this option during October 2010) | | | | | | | | | | |
| Value at beginning of period | | | | | | | $10.58 | $11.70 | $10.78 | $12.38 |
| Value at end of period | | | | | | | $11.70 | $10.78 | $12.38 | $17.64 |
| Number of accumulation units outstanding at end of period | | | | | | | 10 | 282 | 210 | 1,274 |
| **BLACKROCK MID CAP VALUE OPPORTUNITIES FUND** | | | | | | | | | | |
| (Funds were first received in this option during October 2009) | | | | | | | | | | |
| Value at beginning of period | | | | | | $11.44 | $12.58 | $15.60 | $15.29 | $17.07 |
| Value at end of period | | | | | | $12.58 | $15.60 | $15.29 | $17.07 | $22.43 |
| Number of accumulation units outstanding at end of period | | | | | | 20 | 1,474 | 95 | 71 | 162 |
| **CALVERT VP SRI BALANCED PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $14.62 | $15.61 | $16.26 | $17.44 | $17.67 | $11.97 | $14.79 | $16.35 | $16.86 | $18.37 |
| Value at end of period | $15.61 | $16.26 | $17.44 | $17.67 | $11.97 | $14.79 | $16.35 | $16.86 | $18.37 | $21.37 |
| Number of accumulation units outstanding at end of period | 14,456 | 17,408 | 14,936 | 15,898 | 15,213 | 17,007 | 14,561 | 13,142 | 12,050 | 13,000 |
| **COHEN & STEERS REALTY SHARES, INC.** | | | | | | | | | | |
| (Funds were first received in this option during January 2012) | | | | | | | | | | |
| Value at beginning of period | | | | | | | | | $9.74 | $10.78 |
| Value at end of period | | | | | | | | | $10.78 | $10.96 |
| Number of accumulation units outstanding at end of period | | | | | | | | | 949 | 76 |
| **COLUMBIA DIVERSIFIED EQUITY INCOME FUND** | | | | | | | | | | |
| (Funds were first received in this option during January 2012) | | | | | | | | | | |
| Value at beginning of period | | | | | | | | | $8.70 | $9.42 |
| Value at end of period | | | | | | | | | $9.42 | $12.15 |
| Number of accumulation units outstanding at end of period | | | | | | | | | 33 | 33 |
| **COLUMBIA MID CAP VALUE FUND (CLASS A)** | | | | | | | | | | |
| (Funds were first received in this option during July 2009) | | | | | | | | | | |
| Value at beginning of period | | | | | | $6.31 | $7.92 | $9.60 | $9.06 | $10.41 |
| Value at end of period | | | | | | $7.92 | $9.60 | $9.06 | $10.41 | $13.87 |
| Number of accumulation units outstanding at end of period | | | | | | 1,510 | 1,541 | 1,554 | 1,581 | 1,567 |
| **EUROPACIFIC GROWTH FUND®** | | | | | | | | | | |
| Value at beginning of period | $9.98 | $11.44 | $13.65 | $16.41 | $19.23 | $11.27 | $15.46 | $16.68 | $14.21 | $16.71 |
| Value at end of period | $11.44 | $13.65 | $16.41 | $19.23 | $11.27 | $15.46 | $16.68 | $14.21 | $16.71 | $19.80 |
| Number of accumulation units outstanding at end of period | 2,666 | 7,223 | 8,992 | 11,102 | 17,474 | 20,628 | 17,715 | 18,045 | 17,382 | 19,763 |
| **FIDELITY® VIP CONTRAFUND® PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $19.45 | $22.14 | $25.53 | $28.13 | $32.62 | $18.49 | $24.74 | $28.60 | $27.49 | $31.56 |
| Value at end of period | $22.14 | $25.53 | $28.13 | $32.62 | $18.49 | $24.74 | $28.60 | $27.49 | $31.56 | $40.86 |
| Number of accumulation units outstanding at end of period | 48,132 | 49,670 | 52,831 | 41,702 | 36,107 | 36,898 | 34,184 | 27,772 | 27,210 | 29,802 |

CFI 284

## Condensed Financial Information (continued)

| | 2004 | 2005 | 2006 | 2007 | 2008 | 2009 | 2010 | 2011 | 2012 | 2013 |
|---|---|---|---|---|---|---|---|---|---|---|
| **FIDELITY® VIP EQUITY-INCOME PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $16.59 | $18.24 | $19.05 | $22.57 | $22.60 | $12.78 | $16.41 | $18.63 | $18.55 | $21.46 |
| Value at end of period | $18.24 | $19.05 | $22.57 | $22.60 | $12.78 | $16.41 | $18.63 | $18.55 | $21.46 | $27.12 |
| Number of accumulation units outstanding at end of period | 58,807 | 43,295 | 35,555 | 20,313 | 18,963 | 18,638 | 14,682 | 15,035 | 13,228 | 15,083 |
| **FIDELITY® VIP GROWTH PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $15.09 | $15.39 | $16.05 | $16.92 | $21.18 | $11.03 | $13.96 | $17.09 | $16.89 | $19.10 |
| Value at end of period | $15.39 | $16.05 | $16.92 | $21.18 | $11.03 | $13.96 | $17.09 | $16.89 | $19.10 | $25.67 |
| Number of accumulation units outstanding at end of period | 74,235 | 39,799 | 33,723 | 28,223 | 23,971 | 30,853 | 28,009 | 25,433 | 22,847 | 21,173 |
| **FIDELITY® VIP OVERSEAS PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $12.60 | $14.12 | $16.58 | $19.31 | $22.33 | $12.38 | $15.44 | $17.22 | $14.07 | $16.75 |
| Value at end of period | $14.12 | $16.58 | $19.31 | $22.33 | $12.38 | $15.44 | $17.22 | $14.07 | $16.75 | $21.55 |
| Number of accumulation units outstanding at end of period | 6,900 | 5,314 | 4,129 | 5,308 | 4,484 | 3,182 | 3,005 | 2,829 | 2,643 | 2,871 |
| **FRANKLIN SMALL CAP VALUE SECURITIES FUND** | | | | | | | | | | |
| Value at beginning of period | $11.99 | $14.63 | $15.69 | $18.11 | $17.43 | $11.51 | $14.66 | $18.54 | $17.59 | $20.54 |
| Value at end of period | $14.63 | $15.69 | $18.11 | $17.43 | $11.51 | $14.66 | $18.54 | $17.59 | $20.54 | $27.59 |
| Number of accumulation units outstanding at end of period | 5,835 | 6,764 | 7,450 | 5,720 | 3,419 | 3,112 | 2,886 | 2,554 | 2,454 | 2,994 |
| **FUNDAMENTAL INVESTORS**SM | | | | | | | | | | |
| (Funds were first received in this option during September 2008) | | | | | | | | | | |
| Value at beginning of period | | | | | $7.67 | $6.09 | $8.01 | $9.00 | $8.71 | $10.06 |
| Value at end of period | | | | | $6.09 | $8.01 | $9.00 | $8.71 | $10.06 | $13.04 |
| Number of accumulation units outstanding at end of period | | | | | 18 | 435 | 1,076 | 2,096 | 1,430 | 4,829 |
| **ING AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $10.79 | $12.91 | $13.73 | $15.63 | $14.96 | $10.84 | $14.50 | $17.44 | $16.66 | $19.11 |
| Value at end of period | $12.91 | $13.73 | $15.63 | $14.96 | $10.84 | $14.50 | $17.44 | $16.66 | $19.11 | $24.76 |
| Number of accumulation units outstanding at end of period | 6,038 | 8,063 | 5,056 | 1,558 | 2,225 | 1,512 | 1,706 | 1,501 | 1,381 | 2,399 |
| **ING BALANCED PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $16.28 | $17.57 | $18.06 | $19.59 | $20.39 | $14.46 | $17.00 | $19.13 | $18.62 | $20.86 |
| Value at end of period | $17.57 | $18.06 | $19.59 | $20.39 | $14.46 | $17.00 | $19.13 | $18.62 | $20.86 | $24.01 |
| Number of accumulation units outstanding at end of period | 27,060 | 20,839 | 19,750 | 17,025 | 15,461 | 16,549 | 14,159 | 11,453 | 14,128 | 10,931 |
| **ING BARON GROWTH PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $11.42 | $14.41 | $15.25 | $17.33 | $18.14 | $10.51 | $14.01 | $17.47 | $17.61 | $20.78 |
| Value at end of period | $14.41 | $15.25 | $17.33 | $18.14 | $10.51 | $14.01 | $17.47 | $17.61 | $20.78 | $28.46 |
| Number of accumulation units outstanding at end of period | 4,659 | 5,417 | 6,107 | 4,861 | 6,827 | 7,462 | 4,733 | 2,951 | 3,479 | 4,042 |
| **ING BLACKROCK HEALTH SCIENCES OPPORTUNITIES PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during October 2005) | | | | | | | | | | |
| Value at beginning of period | | $10.72 | $11.19 | $12.57 | $13.46 | $9.46 | $11.21 | $11.82 | $12.21 | $14.30 |
| Value at end of period | | $11.19 | $12.57 | $13.46 | $9.46 | $11.21 | $11.82 | $12.21 | $14.30 | $20.35 |
| Number of accumulation units outstanding at end of period | | 206 | 505 | 735 | 1,074 | 1,143 | 1,474 | 1,863 | 1,930 | 2,237 |
| **ING BLACKROCK LARGE CAP GROWTH PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2007) | | | | | | | | | | |
| Value at beginning of period | | | | $10.68 | $10.40 | $6.26 | $8.07 | $9.04 | $8.80 | $9.95 |
| Value at end of period | | | | $10.40 | $6.26 | $8.07 | $9.04 | $8.80 | $9.95 | $13.10 |
| Number of accumulation units outstanding at end of period | | | | 19,978 | 19,269 | 22,193 | 16,399 | 15,733 | 12,897 | 12,382 |
| **ING CLARION GLOBAL REAL ESTATE PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during September 2008) | | | | | | | | | | |
| Value at beginning of period | | | | | $9.74 | $6.70 | $8.83 | $10.13 | $9.48 | $11.78 |
| Value at end of period | | | | | $6.70 | $8.83 | $10.13 | $9.48 | $11.78 | $12.08 |
| Number of accumulation units outstanding at end of period | | | | | 6,334 | 5,568 | 5,770 | 6,122 | 4,718 | 4,907 |
| **ING CLARION REAL ESTATE PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during July 2006) | | | | | | | | | | |
| Value at beginning of period | | | $10.53 | $12.29 | $9.97 | $6.04 | $8.10 | $10.22 | $11.03 | $12.57 |
| Value at end of period | | | $12.29 | $9.97 | $6.04 | $8.10 | $10.22 | $11.03 | $12.57 | $12.65 |
| Number of accumulation units outstanding at end of period | | | 874 | 2,216 | 1,382 | 1,690 | 2,187 | 1,380 | 1,813 | 3,647 |

# Condensed Financial Information (continued)

| | 2004 | 2005 | 2006 | 2007 | 2008 | 2009 | 2010 | 2011 | 2012 | 2013 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING COLUMBIA CONTRARIAN CORE PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $16.48 | $17.62 | $18.05 | $20.27 | $20.81 | $12.47 | $16.19 | $17.89 | $16.82 | $18.61 |
| Value at end of period | $17.62 | $18.05 | $20.27 | $20.81 | $12.47 | $16.19 | $17.89 | $16.82 | $18.61 | $24.73 |
| Number of accumulation units outstanding at end of period | 1,012 | 694 | 920 | 633 | 959 | 817 | 1,356 | 1,027 | 706 | 769 |
| **ING COLUMBIA SMALL CAP VALUE II PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during March 2007) | | | | | | | | | | |
| Value at beginning of period | | | | $10.38 | $10.21 | $6.64 | $8.16 | $10.08 | $9.68 | $10.90 |
| Value at end of period | | | | $10.21 | $6.64 | $8.16 | $10.08 | $9.68 | $10.90 | $15.04 |
| Number of accumulation units outstanding at end of period | | | | 47 | 143 | 268 | 332 | 54 | 54 | 216 |
| **ING FMR^SM DIVERSIFIED MID CAP PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during January 2006) | | | | | | | | | | |
| Value at beginning of period | | | $12.80 | $13.03 | $14.71 | $8.83 | $12.12 | $15.34 | $13.47 | $15.23 |
| Value at end of period | | | $13.03 | $14.71 | $8.83 | $12.12 | $15.34 | $13.47 | $15.23 | $20.42 |
| Number of accumulation units outstanding at end of period | | | 345 | 132 | 530 | 608 | 406 | 561 | 738 | 747 |
| **ING GLOBAL BOND PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2005) | | | | | | | | | | |
| Value at beginning of period | | $10.02 | $10.13 | $10.83 | $11.46 | $9.68 | $11.45 | $13.26 | $13.56 | $14.43 |
| Value at end of period | | $10.13 | $10.83 | $11.46 | $9.68 | $11.45 | $13.26 | $13.56 | $14.43 | $13.47 |
| Number of accumulation units outstanding at end of period | | 34,808 | 31,040 | 27,017 | 25,996 | 36,007 | 29,035 | 17,779 | 15,770 | 14,731 |
| **ING GLOBAL RESOURCES PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during January 2007) | | | | | | | | | | |
| Value at beginning of period | | | | $9.68 | $13.44 | $7.82 | $10.60 | $12.72 | $11.39 | $10.91 |
| Value at end of period | | | | $13.44 | $7.82 | $10.60 | $12.72 | $11.39 | $10.91 | $12.22 |
| Number of accumulation units outstanding at end of period | | | | 9,805 | 8,054 | 7,496 | 6,069 | 10,243 | 10,179 | 5,607 |
| **ING GROWTH AND INCOME PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $12.44 | $13.29 | $14.18 | $15.97 | $16.91 | $10.40 | $13.35 | $15.03 | $14.78 | $16.88 |
| Value at end of period | $13.29 | $14.18 | $15.97 | $16.91 | $10.40 | $13.35 | $15.03 | $14.78 | $16.88 | $21.74 |
| Number of accumulation units outstanding at end of period | 33,486 | 42,868 | 47,214 | 37,302 | 35,843 | 38,983 | 53,946 | 54,654 | 37,457 | 45,165 |
| **ING INDEX PLUS LARGECAP PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $16.79 | $18.31 | $19.03 | $21.50 | $22.27 | $13.79 | $16.75 | $18.82 | $18.55 | $20.93 |
| Value at end of period | $18.31 | $19.03 | $21.50 | $22.27 | $13.79 | $16.75 | $18.82 | $18.55 | $20.93 | $27.43 |
| Number of accumulation units outstanding at end of period | 65,982 | 34,402 | 34,685 | 23,786 | 19,455 | 20,499 | 15,883 | 13,105 | 13,302 | 12,732 |
| **ING INDEX PLUS MIDCAP PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $16.18 | $18.61 | $20.39 | $22.01 | $22.89 | $14.09 | $18.31 | $22.01 | $21.45 | $24.90 |
| Value at end of period | $18.61 | $20.39 | $22.01 | $22.89 | $14.09 | $18.31 | $22.01 | $21.45 | $24.90 | $33.04 |
| Number of accumulation units outstanding at end of period | 50,146 | 34,836 | 33,680 | 20,655 | 17,660 | 16,999 | 12,096 | 11,665 | 11,450 | 12,701 |
| **ING INDEX PLUS SMALLCAP PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $12.09 | $14.55 | $15.44 | $17.33 | $16.03 | $10.50 | $12.92 | $15.66 | $15.33 | $16.98 |
| Value at end of period | $14.55 | $15.44 | $17.33 | $16.03 | $10.50 | $12.92 | $15.66 | $15.33 | $16.98 | $23.90 |
| Number of accumulation units outstanding at end of period | 21,398 | 18,033 | 18,740 | 15,320 | 10,788 | 12,254 | 8,400 | 8,932 | 6,406 | 7,124 |
| **ING INTERMEDIATE BOND PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $15.16 | $15.67 | $15.94 | $16.36 | $17.10 | $15.44 | $16.98 | $18.39 | $19.51 | $21.04 |
| Value at end of period | $15.67 | $15.94 | $16.36 | $17.10 | $15.44 | $16.98 | $18.39 | $19.51 | $21.04 | $20.72 |
| Number of accumulation units outstanding at end of period | 36,295 | 37,577 | 37,072 | 38,316 | 25,237 | 24,202 | 22,691 | 20,886 | 17,155 | 18,648 |
| **ING INTERNATIONAL INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2009) | | | | | | | | | | |
| Value at beginning of period | | | | | | $5.23 | $7.45 | $7.93 | $6.86 | $8.04 |
| Value at end of period | | | | | | $7.45 | $7.93 | $6.86 | $8.04 | $9.62 |
| Number of accumulation units outstanding at end of period | | | | | | 7,578 | 3,159 | 3,158 | 2,740 | 3,722 |
| **ING INTERNATIONAL VALUE PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $10.20 | $11.80 | $12.74 | $16.26 | $18.19 | $10.27 | $12.87 | $13.01 | $10.91 | $12.83 |
| Value at end of period | $11.80 | $12.74 | $16.26 | $18.19 | $10.27 | $12.87 | $13.01 | $10.91 | $12.83 | $15.34 |
| Number of accumulation units outstanding at end of period | 5,530 | 4,836 | 6,618 | 7,903 | 4,443 | 3,585 | 3,792 | 3,902 | 4,051 | 3,716 |

# Condensed Financial Information (continued)

| | 2004 | 2005 | 2006 | 2007 | 2008 | 2009 | 2010 | 2011 | 2012 | 2013 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING INVESCO COMSTOCK PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $10.61 | $12.21 | $12.46 | $14.24 | $13.72 | $8.59 | $10.89 | $12.37 | $11.94 | $13.97 |
| Value at end of period | $12.21 | $12.46 | $14.24 | $13.72 | $8.59 | $10.89 | $12.37 | $11.94 | $13.97 | $18.60 |
| Number of accumulation units outstanding at end of period | 3,282 | 2,307 | 3,181 | 3,359 | 2,836 | 3,265 | 3,608 | 2,826 | 2,171 | 2,271 |
| **ING INVESCO EQUITY AND INCOME PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2005) | | | | | | | | | | |
| Value at beginning of period | | $10.19 | $11.17 | $11.86 | $12.82 | $9.69 | $11.07 | $12.98 | $12.66 | $13.30 |
| Value at end of period | | $11.17 | $11.86 | $12.82 | $9.69 | $11.07 | $12.98 | $12.66 | $13.30 | $17.36 |
| Number of accumulation units outstanding at end of period | | 79,254 | 72,543 | 48,091 | 43,641 | 41,533 | 31,084 | 29,468 | 29,887 | 26,389 |
| **ING INVESCO GROWTH AND INCOME PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during July 2005) | | | | | | | | | | |
| Value at beginning of period | | $10.61 | $11.03 | $12.62 | $12.76 | $8.53 | $10.43 | $11.57 | $11.16 | $12.61 |
| Value at end of period | | $11.03 | $12.62 | $12.76 | $8.53 | $10.43 | $11.57 | $11.16 | $12.61 | $16.64 |
| Number of accumulation units outstanding at end of period | | 394 | 776 | 1,872 | 2,259 | 2,701 | 2,573 | 1,388 | 1,099 | 1,468 |
| **ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during May 2005) | | | | | | | | | | |
| Value at beginning of period | | $9.79 | $13.39 | $17.93 | $24.49 | $11.77 | $19.91 | $23.61 | $19.03 | $22.35 |
| Value at end of period | | $13.39 | $17.93 | $24.49 | $11.77 | $19.91 | $23.61 | $19.03 | $22.35 | $20.78 |
| Number of accumulation units outstanding at end of period | | 2,382 | 3,486 | 3,438 | 1,206 | 1,614 | 1,669 | 1,717 | 2,486 | 2,769 |
| **ING JPMORGAN MID CAP VALUE PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $11.75 | $13.97 | $14.94 | $17.17 | $17.33 | $11.44 | $14.17 | $17.19 | $17.26 | $20.42 |
| Value at end of period | $13.97 | $14.94 | $17.17 | $17.33 | $11.44 | $14.17 | $17.19 | $17.26 | $20.42 | $26.49 |
| Number of accumulation units outstanding at end of period | 2,996 | 3,745 | 3,141 | 2,932 | 3,536 | 3,393 | 3,393 | 2,472 | 2,285 | 3,015 |
| **ING JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during July 2005) | | | | | | | | | | |
| Value at beginning of period | | $11.60 | $11.28 | $12.98 | $12.58 | $8.69 | $10.91 | $13.63 | $13.26 | $15.53 |
| Value at end of period | | $11.28 | $12.98 | $12.58 | $8.69 | $10.91 | $13.63 | $13.26 | $15.53 | $21.27 |
| Number of accumulation units outstanding at end of period | | 20 | 153 | 1,352 | 1,400 | 1,695 | 2,140 | 2,369 | 2,771 | 3,198 |
| **ING LARGE CAP GROWTH PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during January 2011) | | | | | | | | | | |
| Value at beginning of period | | | | | | | | $10.31 | $10.28 | $11.97 |
| Value at end of period | | | | | | | | $10.28 | $11.97 | $15.45 |
| Number of accumulation units outstanding at end of period | | | | | | | | 20,962 | 19,744 | 18,992 |
| **ING LARGE CAP VALUE PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during July 2007) | | | | | | | | | | |
| Value at beginning of period | | | | $9.33 | $9.09 | $6.26 | $6.96 | $8.19 | $8.36 | $9.46 |
| Value at end of period | | | | $9.09 | $6.26 | $6.96 | $8.19 | $8.36 | $9.46 | $12.20 |
| Number of accumulation units outstanding at end of period | | | | 16,017 | 15,531 | 13,470 | 13,668 | 18,102 | 14,691 | 32,799 |
| **ING MARSICO GROWTH PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2008) | | | | | | | | | | |
| Value at beginning of period | | | | | $10.23 | $6.56 | $8.36 | $9.90 | $9.63 | $10.72 |
| Value at end of period | | | | | $6.56 | $8.36 | $9.90 | $9.63 | $10.72 | $14.36 |
| Number of accumulation units outstanding at end of period | | | | | 887 | 245 | 669 | 8 | 42 | 35 |
| **ING MFS TOTAL RETURN PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $11.95 | $13.09 | $13.28 | $14.66 | $15.04 | $11.51 | $13.39 | $14.50 | $14.52 | $15.92 |
| Value at end of period | $13.09 | $13.28 | $14.66 | $15.04 | $11.51 | $13.39 | $14.50 | $14.52 | $15.92 | $18.63 |
| Number of accumulation units outstanding at end of period | 13,581 | 13,468 | 3,847 | 5,779 | 5,991 | 4,467 | 3,342 | 5,609 | 3,264 | 4,990 |
| **ING MFS UTILITIES PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during March 2006) | | | | | | | | | | |
| Value at beginning of period | | | $11.69 | $14.70 | $18.47 | $11.34 | $14.85 | $16.65 | $17.47 | $19.52 |
| Value at end of period | | | $14.70 | $18.47 | $11.34 | $14.85 | $16.65 | $17.47 | $19.52 | $23.13 |
| Number of accumulation units outstanding at end of period | | | 506 | 4,937 | 3,049 | 4,069 | 2,829 | 2,502 | 2,644 | 5,820 |

# Condensed Financial Information (continued)

| | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING MIDCAP OPPORTUNITIES PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $17.87 | $15.87 | $16.18 | $12.58 | $9.02 | $14.67 | $11.83 | $11.13 | $10.23 | $9.30 |
| Value at end of period | $23.26 | $17.87 | $15.87 | $16.18 | $12.58 | $9.02 | $14.67 | $11.83 | $11.13 | $10.23 |
| Number of accumulation units outstanding at end of period | 3,317 | 1,416 | 1,374 | 1,672 | 738 | 828 | 1,625 | 1,551 | 2,563 | 2,401 |
| **ING MONEY MARKET PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $12.87 | $13.05 | $13.23 | $13.39 | $13.53 | $13.36 | $12.89 | $12.46 | $12.27 | $12.31 |
| Value at end of period | $12.70 | $12.87 | $13.05 | $13.23 | $13.39 | $13.53 | $13.36 | $12.89 | $12.46 | $12.27 |
| Number of accumulation units outstanding at end of period | 32,396 | 40,352 | 67,670 | 52,402 | 56,488 | 46,062 | 32,771 | 30,485 | 38,256 | 45,730 |
| **ING MULTI-MANAGER LARGE CAP CORE PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during December 2006) | | | | | | | | | | |
| Value at beginning of period | $10.45 | $9.59 | $10.16 | $8.88 | $7.23 | $11.20 | $10.78 | $10.73 | | |
| Value at end of period | $13.47 | $10.45 | $9.59 | $10.16 | $8.88 | $7.23 | $11.20 | $10.78 | | |
| Number of accumulation units outstanding at end of period | 287 | 357 | 479 | 806 | 1,021 | 1,740 | 2,392 | 1 | | |
| **ING OPPENHEIMER GLOBAL PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2005) | | | | | | | | | | |
| Value at beginning of period | $15.26 | $12.72 | $14.04 | $11.52 | $8.91 | $15.14 | $13.54 | $12.25 | $10.15 | |
| Value at end of period | $19.14 | $15.26 | $12.72 | $14.04 | $11.52 | $8.91 | $15.14 | $13.54 | $12.25 | |
| Number of accumulation units outstanding at end of period | 30,387 | 34,852 | 37,988 | 47,380 | 63,114 | 59,696 | 72,848 | 109,286 | 111,964 | |
| **ING PIMCO HIGH YIELD PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during May 2005) | | | | | | | | | | |
| Value at beginning of period | $16.75 | $14.90 | $14.47 | $12.84 | $8.72 | $11.41 | $11.25 | $10.47 | $9.94 | |
| Value at end of period | $17.45 | $16.75 | $14.90 | $14.47 | $12.84 | $8.72 | $11.41 | $11.25 | $10.47 | |
| Number of accumulation units outstanding at end of period | 6,609 | 7,095 | 5,077 | 3,337 | 2,233 | 1,585 | 1,656 | 1,580 | 524 | |
| **ING PIMCO TOTAL RETURN PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $15.80 | $14.86 | $14.59 | $13.76 | $12.39 | $12.59 | $11.67 | $11.38 | $11.30 | $10.98 |
| Value at end of period | $15.29 | $15.80 | $14.86 | $14.59 | $13.76 | $12.39 | $12.59 | $11.67 | $11.38 | $11.30 |
| Number of accumulation units outstanding at end of period | 25,197 | 36,861 | 41,584 | 26,142 | 23,491 | 11,692 | 9,963 | 16,541 | 15,112 | 21,365 |
| **ING PIONEER HIGH YIELD PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during August 2006) | | | | | | | | | | |
| Value at beginning of period | $16.70 | $14.57 | $14.89 | $12.68 | $7.70 | $11.06 | $10.56 | $10.12 | | |
| Value at end of period | $18.50 | $16.70 | $14.57 | $14.89 | $12.68 | $7.70 | $11.06 | $10.56 | | |
| Number of accumulation units outstanding at end of period | 2,669 | 1,322 | 903 | 11,118 | 9,301 | 7,470 | 5,256 | 121 | | |
| **ING RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during July 2009) | | | | | | | | | | |
| Value at beginning of period | $16.16 | $14.31 | $13.93 | $12.52 | $10.69 | | | | | |
| Value at end of period | $21.04 | $16.16 | $14.31 | $13.93 | $12.52 | | | | | |
| Number of accumulation units outstanding at end of period | 518 | 933 | 791 | 651 | 194 | | | | | |
| **ING RUSSELL™ LARGE CAP INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during October 2008) | | | | | | | | | | |
| Value at beginning of period | $10.30 | $9.04 | $8.93 | $8.08 | $6.62 | $6.83 | | | | |
| Value at end of period | $13.41 | $10.30 | $9.04 | $8.93 | $8.08 | $6.62 | | | | |
| Number of accumulation units outstanding at end of period | 8,581 | 6,257 | 4,459 | 3,117 | 2,084 | 238 | | | | |
| **ING RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during July 2009) | | | | | | | | | | |
| Value at beginning of period | $14.68 | $12.84 | $12.95 | $11.82 | $10.05 | | | | | |
| Value at end of period | $19.03 | $14.68 | $12.84 | $12.95 | $11.82 | | | | | |
| Number of accumulation units outstanding at end of period | 564 | 425 | 682 | 512 | 307 | | | | | |
| **ING RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during August 2009) | | | | | | | | | | |
| Value at beginning of period | $17.46 | $15.33 | $15.89 | $12.81 | $11.40 | | | | | |
| Value at end of period | $23.22 | $17.46 | $15.33 | $15.89 | $12.81 | | | | | |
| Number of accumulation units outstanding at end of period | 980 | 745 | 503 | 1,054 | 1,069 | | | | | |

**Condensed Financial Information (continued)**

| | 2004 | 2005 | 2006 | 2007 | 2008 | 2009 | 2010 | 2011 | 2012 | 2013 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING RUSSELL™ MID CAP INDEX PORTFOLIO** (Funds were first received in this option during May 2009) | | | | | | | | | | |
| Value at beginning of period | | | | | | $6.32 | $8.16 | $10.08 | $9.75 | $11.26 |
| Value at end of period | | | | | | $8.16 | $10.08 | $9.75 | $11.26 | $14.90 |
| Number of accumulation units outstanding at end of period | | | | | | 248 | 182 | 191 | 989 | 1,194 |
| **ING RUSSELL™ SMALL CAP INDEX PORTFOLIO** (Funds were first received in this option during October 2008) | | | | | | | | | | |
| Value at beginning of period | | | | | $7.29 | $6.94 | $8.66 | $10.80 | $10.24 | $11.71 |
| Value at end of period | | | | | $6.94 | $8.66 | $10.80 | $10.24 | $11.71 | $16.02 |
| Number of accumulation units outstanding at end of period | | | | | 217 | 229 | 377 | 680 | 1,720 | 2,210 |
| **ING SMALLCAP OPPORTUNITIES PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $6.80 | $7.38 | $7.94 | $8.82 | $9.57 | $6.18 | $7.99 | $10.43 | $10.37 | $11.77 |
| Value at end of period | $7.38 | $7.94 | $8.82 | $9.57 | $6.18 | $7.99 | $10.43 | $10.37 | $11.77 | $16.15 |
| Number of accumulation units outstanding at end of period | 3,100 | 2,419 | 2,916 | 4,083 | 2,417 | 2,860 | 3,000 | 2,631 | 2,703 | 2,833 |
| **ING SMALL COMPANY PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $19.43 | $21.92 | $23.83 | $27.45 | $28.66 | $19.49 | $24.51 | $30.07 | $28.91 | $32.65 |
| Value at end of period | $21.92 | $23.83 | $27.45 | $28.66 | $19.49 | $24.51 | $30.07 | $28.91 | $32.65 | $44.35 |
| Number of accumulation units outstanding at end of period | 26,280 | 15,742 | 16,611 | 7,820 | 7,758 | 6,835 | 4,765 | 4,463 | 4,236 | 5,072 |
| **ING SOLUTION 2015 PORTFOLIO** (Funds were first received in this option during July 2005) | | | | | | | | | | |
| Value at beginning of period | | $10.42 | $10.67 | $11.66 | $12.02 | $8.67 | $10.46 | $11.47 | $11.23 | $12.35 |
| Value at end of period | | $10.67 | $11.66 | $12.02 | $8.67 | $10.46 | $11.47 | $11.23 | $12.35 | $13.28 |
| Number of accumulation units outstanding at end of period | | 1,024 | 2,471 | 4,824 | 7,535 | 13,366 | 16,937 | 10,610 | 10,853 | 12,090 |
| **ING SOLUTION 2025 PORTFOLIO** (Funds were first received in this option during September 2005) | | | | | | | | | | |
| Value at beginning of period | | $10.60 | $10.90 | $12.10 | $12.48 | $8.14 | $10.10 | $11.33 | $10.83 | $12.11 |
| Value at end of period | | $10.90 | $12.10 | $12.48 | $8.14 | $10.10 | $11.33 | $10.83 | $12.11 | $13.89 |
| Number of accumulation units outstanding at end of period | | 408 | 5,026 | 15,455 | 23,030 | 34,899 | 41,968 | 44,371 | 47,419 | 52,570 |
| **ING SOLUTION 2035 PORTFOLIO** (Funds were first received in this option during September 2005) | | | | | | | | | | |
| Value at beginning of period | | $10.87 | $11.06 | $12.44 | $12.92 | $8.02 | $10.16 | $11.47 | $10.79 | $12.25 |
| Value at end of period | | $11.06 | $12.44 | $12.92 | $8.02 | $10.16 | $11.47 | $10.79 | $12.25 | $14.53 |
| Number of accumulation units outstanding at end of period | | 1,309 | 7,593 | 14,871 | 15,217 | 20,555 | 29,908 | 28,406 | 23,515 | 27,001 |
| **ING SOLUTION 2045 PORTFOLIO** (Funds were first received in this option during August 2006) | | | | | | | | | | |
| Value at beginning of period | | | $11.26 | $12.78 | $13.33 | $7.91 | $10.12 | $11.49 | $10.75 | $12.24 |
| Value at end of period | | | $12.78 | $13.33 | $7.91 | $10.12 | $11.49 | $10.75 | $12.24 | $14.90 |
| Number of accumulation units outstanding at end of period | | | 5,998 | 13,264 | 22,707 | 30,750 | 26,986 | 18,112 | 16,702 | 19,793 |
| **ING SOLUTION 2055 PORTFOLIO** (Funds were first received in this option during October 2010) | | | | | | | | | | |
| Value at beginning of period | | | | | | | $10.92 | $11.51 | $10.77 | $12.27 |
| Value at end of period | | | | | | | $11.51 | $10.77 | $12.27 | $14.94 |
| Number of accumulation units outstanding at end of period | | | | | | | 32 | 474 | 1,539 | 2,302 |
| **ING SOLUTION BALANCED PORTFOLIO** (Funds were first received in this option during March 2010) | | | | | | | | | | |
| Value at beginning of period | | | | | | | $8.66 | $9.41 | $9.05 | $10.15 |
| Value at end of period | | | | | | | $9.41 | $9.05 | $10.15 | $11.58 |
| Number of accumulation units outstanding at end of period | | | | | | | 2,673 | 3,735 | 5,399 | 7,531 |
| **ING SOLUTION INCOME PORTFOLIO** (Funds were first received in this option during December 2005) | | | | | | | | | | |
| Value at beginning of period | | $10.31 | $10.29 | $10.90 | $11.31 | $9.29 | $10.74 | $11.61 | $11.49 | $12.43 |
| Value at end of period | | $10.29 | $10.90 | $11.31 | $9.29 | $10.74 | $11.61 | $11.49 | $12.43 | $13.11 |
| Number of accumulation units outstanding at end of period | | 4 | 109 | 657 | 662 | 2,885 | 5,232 | 5,471 | 5,479 | 5,803 |

CFI 289

**Condensed Financial Information (continued)**

| | 2004 | 2005 | 2006 | 2007 | 2008 | 2009 | 2010 | 2011 | 2012 | 2013 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING SOLUTION MODERATELY CONSERVATIVE PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during September 2008) | | | | | | | | | | |
| Value at beginning of period | | | | | $8.87 | $7.63 | $9.05 | $9.92 | $9.72 | $10.73 |
| Value at end of period | | | | | $7.63 | $9.05 | $9.92 | $9.72 | $10.73 | $11.59 |
| Number of accumulation units outstanding at end of period | | | | | 265 | 974 | 3,342 | 3,490 | 3,606 | 3,645 |
| **ING STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $14.38 | $15.31 | $15.68 | $16.76 | $17.48 | $13.17 | $15.31 | $16.77 | $16.83 | $18.64 |
| Value at end of period | $15.31 | $15.68 | $16.76 | $17.48 | $13.17 | $15.31 | $16.77 | $16.83 | $18.64 | $20.61 |
| Number of accumulation units outstanding at end of period | 6,277 | 7,707 | 7,953 | 8,563 | 10,065 | 13,470 | 16,092 | 12,232 | 12,502 | 10,708 |
| **ING STRATEGIC ALLOCATION GROWTH PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $13.97 | $15.43 | $16.16 | $18.04 | $18.69 | $11.78 | $14.55 | $16.22 | $15.53 | $17.61 |
| Value at end of period | $15.43 | $16.16 | $18.04 | $18.69 | $11.78 | $14.55 | $16.22 | $15.53 | $17.61 | $21.26 |
| Number of accumulation units outstanding at end of period | 22,433 | 11,524 | 11,760 | 11,793 | 14,198 | 18,825 | 19,501 | 18,910 | 20,010 | 17,614 |
| **ING STRATEGIC ALLOCATION MODERATE PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $13.96 | $15.17 | $15.67 | $17.17 | $17.86 | $12.24 | $14.71 | $16.25 | $15.94 | $17.85 |
| Value at end of period | $15.17 | $15.67 | $17.17 | $17.86 | $12.24 | $14.71 | $16.25 | $15.94 | $17.85 | $20.52 |
| Number of accumulation units outstanding at end of period | 17,915 | 18,722 | 24,061 | 21,320 | 24,561 | 29,351 | 21,538 | 18,921 | 19,987 | 22,413 |
| **ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during October 2005) | | | | | | | | | | |
| Value at beginning of period | | $10.27 | $10.92 | $12.35 | $12.71 | $9.08 | $11.94 | $13.42 | $13.62 | $15.37 |
| Value at end of period | | $10.92 | $12.35 | $12.71 | $9.08 | $11.94 | $13.42 | $13.62 | $15.37 | $18.53 |
| Number of accumulation units outstanding at end of period | | 2,265 | 9,004 | 11,404 | 10,795 | 14,422 | 15,181 | 15,475 | 20,731 | 25,889 |
| **ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2005) | | | | | | | | | | |
| Value at beginning of period | | $9.93 | $11.56 | $12.56 | $13.33 | $7.47 | $11.38 | $14.42 | $13.70 | $15.68 |
| Value at end of period | | $11.56 | $12.56 | $13.33 | $7.47 | $11.38 | $14.42 | $13.70 | $15.68 | $20.91 |
| Number of accumulation units outstanding at end of period | | 64,144 | 58,970 | 49,570 | 55,676 | 50,939 | 47,147 | 42,238 | 36,350 | 29,343 |
| **ING T. ROWE PRICE EQUITY INCOME PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $12.92 | $14.64 | $15.00 | $17.62 | $17.90 | $11.35 | $13.99 | $15.86 | $15.50 | $17.92 |
| Value at end of period | $14.64 | $15.00 | $17.62 | $17.90 | $11.35 | $13.99 | $15.86 | $15.50 | $17.92 | $22.92 |
| Number of accumulation units outstanding at end of period | 5,058 | 4,525 | 4,499 | 5,547 | 4,910 | 8,520 | 7,865 | 10,133 | 9,187 | 8,788 |
| **ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $17.12 | $18.57 | $19.45 | $21.73 | $23.54 | $13.42 | $18.91 | $21.79 | $21.26 | $24.93 |
| Value at end of period | $18.57 | $19.45 | $21.73 | $23.54 | $13.42 | $18.91 | $21.79 | $21.26 | $24.93 | $34.24 |
| Number of accumulation units outstanding at end of period | 22,725 | 17,981 | 17,141 | 13,010 | 12,537 | 12,874 | 12,154 | 12,141 | 10,428 | 10,012 |
| **ING T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during July 2005) | | | | | | | | | | |
| Value at beginning of period | | $10.58 | $12.42 | $15.19 | $18.06 | $8.99 | $12.20 | $13.69 | $11.83 | $13.85 |
| Value at end of period | | $12.42 | $15.19 | $18.06 | $8.99 | $12.20 | $13.69 | $11.83 | $13.85 | $15.62 |
| Number of accumulation units outstanding at end of period | | 16 | 4 | 1,277 | 849 | 873 | 1,064 | 285 | 463 | 1,740 |
| **ING TEMPLETON FOREIGN EQUITY PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2008) | | | | | | | | | | |
| Value at beginning of period | | | | | $10.20 | $6.28 | $8.18 | $8.78 | $7.62 | $8.93 |
| Value at end of period | | | | | $6.28 | $8.18 | $8.78 | $7.62 | $8.93 | $10.60 |
| Number of accumulation units outstanding at end of period | | | | | 11,536 | 14,037 | 14,248 | 13,822 | 13,590 | 14,652 |
| **ING TEMPLETON GLOBAL GROWTH PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during November 2006) | | | | | | | | | | |
| Value at beginning of period | | | $10.68 | $11.05 | $11.16 | $6.64 | $8.66 | $9.20 | $8.55 | $10.27 |
| Value at end of period | | | $11.05 | $11.16 | $6.64 | $8.66 | $9.20 | $8.55 | $10.27 | $13.23 |
| Number of accumulation units outstanding at end of period | | | 152 | 1,050 | 1,890 | 3,377 | 4,583 | 3,085 | 4,266 | 5,530 |

CFI 290

**Condensed Financial Information (continued)**

| | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING U.S. BOND INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during September 2008) | | | | | | | | | | |
| Value at beginning of period | $12.04 | $11.76 | $11.12 | $10.62 | $10.18 | $10.00 | | | | |
| Value at end of period | $11.57 | $12.04 | $11.76 | $11.12 | $10.62 | $10.18 | | | | |
| Number of accumulation units outstanding at end of period | 1,951 | 901 | 413 | 4,238 | 4,548 | 1,879 | | | | |
| **ING U.S. STOCK INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during February 2013) | | | | | | | | | | |
| Value at beginning of period | $14.35 | | | | | | | | | |
| Value at end of period | $17.40 | | | | | | | | | |
| Number of accumulation units outstanding at end of period | 25 | | | | | | | | | |
| **INVESCO MID CAP CORE EQUITY FUND** | | | | | | | | | | |
| (Funds were first received in this option during November 2011) | | | | | | | | | | |
| Value at beginning of period | $13.68 | $12.57 | $12.79 | | | | | | | |
| Value at end of period | $17.43 | $13.68 | $12.57 | | | | | | | |
| Number of accumulation units outstanding at end of period | 624 | 582 | 340 | | | | | | | |
| **INVESCO V.I. AMERICAN FRANCHISE FUND** | | | | | | | | | | |
| (Funds were first received in this option during April 2012) | | | | | | | | | | |
| Value at beginning of period | $35.88 | $37.15 | | | | | | | | |
| Value at end of period | $49.58 | $35.88 | | | | | | | | |
| Number of accumulation units outstanding at end of period | 2,168 | 2,595 | | | | | | | | |
| **INVESCO V.I. CORE EQUITY FUND** | | | | | | | | | | |
| Value at beginning of period | $10.93 | $9.73 | $9.88 | $9.14 | $7.23 | $10.49 | $9.84 | $8.55 | $8.23 | $7.66 |
| Value at end of period | $13.93 | $10.93 | $9.73 | $9.88 | $9.14 | $7.23 | $10.49 | $9.84 | $8.55 | $8.23 |
| Number of accumulation units outstanding at end of period | 9,420 | 8,132 | 11,968 | 13,392 | 20,433 | 19,762 | 18,679 | 23,894 | 12,724 | 22,296 |
| **JANUS ASPEN BALANCED PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $34.77 | $31.03 | $30.96 | $28.97 | $23.34 | $28.12 | $25.80 | $23.63 | $22.20 | $20.74 |
| Value at end of period | $41.19 | $34.77 | $31.03 | $30.96 | $28.97 | $23.34 | $28.12 | $25.80 | $23.63 | $20.20 |
| Number of accumulation units outstanding at end of period | 36 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 58 | 56,850 |
| **JANUS ASPEN ENTERPRISE PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $23.16 | $20.03 | $20.60 | $16.60 | $11.62 | $20.95 | $17.42 | $15.54 | $14.03 | $11.78 |
| Value at end of period | $30.23 | $23.16 | $20.03 | $20.60 | $16.60 | $11.62 | $20.95 | $17.41 | $15.54 | $14.03 |
| Number of accumulation units outstanding at end of period | 0 | 0 | 0 | 0 | 0 | 0 | 112 | 104 | 194 | 78,427 |
| **JANUS ASPEN JANUS PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $19.14 | $16.36 | $17.52 | $15.52 | $11.54 | $19.42 | $17.11 | $15.58 | $15.15 | $14.70 |
| Value at end of period | $24.59 | $19.14 | $16.36 | $17.52 | $15.52 | $11.54 | $19.42 | $17.11 | $15.58 | $15.15 |
| Number of accumulation units outstanding at end of period | 0 | 3 | 3 | 4 | 4 | 4 | 4 | 4 | 5 | 30,588 |
| **LAZARD U.S. MID CAP EQUITY PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during August 2009) | | | | | | | | | | |
| Value at beginning of period | $8.45 | $8.13 | $8.76 | $7.21 | $6.37 | | | | | |
| Value at end of period | $11.05 | $8.45 | $8.13 | $8.76 | $7.21 | | | | | |
| Number of accumulation units outstanding at end of period | 1,343 | 658 | 46 | 28 | 4 | | | | | |
| **LOOMIS SAYLES SMALL CAP VALUE FUND** | | | | | | | | | | |
| (Funds were first received in this option during July 2009) | | | | | | | | | | |
| Value at beginning of period | $12.34 | $10.78 | $11.14 | $9.05 | $7.47 | | | | | |
| Value at end of period | $16.50 | $12.34 | $10.78 | $11.14 | $9.05 | | | | | |
| Number of accumulation units outstanding at end of period | 595 | 567 | 595 | 543 | 532 | | | | | |
| **LORD ABBETT SERIES FUND - MID CAP STOCK PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $14.45 | $12.80 | $13.52 | $10.93 | $8.75 | $14.64 | $14.76 | $13.34 | $12.50 | $10.22 |
| Value at end of period | $18.57 | $14.45 | $12.80 | $13.52 | $10.93 | $8.75 | $14.64 | $14.76 | $13.34 | $12.50 |
| Number of accumulation units outstanding at end of period | 4,916 | 4,997 | 5,402 | 8,443 | 7,787 | 9,114 | 11,233 | 18,993 | 16,699 | 14,769 |

# Condensed Financial Information (continued)

| | 2004 | 2005 | 2006 | 2007 | 2008 | 2009 | 2010 | 2011 | 2012 | 2013 |
|---|---|---|---|---|---|---|---|---|---|---|
| **NEUBERGER BERMAN SOCIALLY RESPONSIVE FUND®** | | | | | | | | | | |
| (Funds were first received in this option during February 2007) | | | | | | | | | | |
| Value at beginning of period | | | | $11.00 | $11.30 | $6.81 | $8.75 | $10.58 | $10.11 | $11.05 |
| Value at end of period | | | | $11.30 | $6.81 | $8.75 | $10.58 | $10.11 | $11.05 | $15.03 |
| Number of accumulation units outstanding at end of period | | | | 520 | 1,881 | 2,007 | 2,300 | 1,833 | 1,934 | 2,290 |
| **NEW PERSPECTIVE FUND®** | | | | | | | | | | |
| Value at beginning of period | $9.87 | $11.31 | $12.41 | $14.66 | $16.76 | $10.27 | $13.92 | $15.48 | $14.10 | $16.79 |
| Value at end of period | $11.31 | $12.41 | $14.66 | $16.76 | $10.27 | $13.92 | $15.48 | $14.10 | $16.79 | $20.99 |
| Number of accumulation units outstanding at end of period | 557 | 3,144 | 6,440 | 8,223 | 8,570 | 8,803 | 9,716 | 8,508 | 7,997 | 11,344 |
| **OPPENHEIMER DEVELOPING MARKETS FUND** | | | | | | | | | | |
| Value at beginning of period | $21.38 | $28.60 | $39.84 | $49.18 | $64.91 | $33.26 | $59.61 | $74.65 | $60.29 | $71.84 |
| Value at end of period | $28.60 | $39.84 | $49.18 | $64.91 | $33.26 | $59.61 | $74.65 | $60.29 | $71.84 | $76.76 |
| Number of accumulation units outstanding at end of period | 1,040 | 4,372 | 5,989 | 6,334 | 4,942 | 5,627 | 5,724 | 4,430 | 2,864 | 2,564 |
| **OPPENHEIMER MAIN STREET SMALL CAP FUND®/VA** | | | | | | | | | | |
| (Funds were first received in this option during July 2005) | | | | | | | | | | |
| Value at beginning of period | | $11.40 | $11.71 | $13.28 | $12.94 | $7.93 | $10.73 | $13.06 | $12.59 | $14.65 |
| Value at end of period | | $11.71 | $13.28 | $12.94 | $7.93 | $10.73 | $13.06 | $12.59 | $14.65 | $20.37 |
| Number of accumulation units outstanding at end of period | | 44 | 246 | 255 | 710 | 766 | 793 | 978 | 1,104 | 1,225 |
| **PAX WORLD BALANCED FUND** | | | | | | | | | | |
| Value at beginning of period | $9.53 | $10.49 | $10.91 | $11.91 | $12.85 | $8.78 | $10.50 | $11.59 | $11.22 | $12.31 |
| Value at end of period | $10.49 | $10.91 | $11.91 | $12.85 | $8.78 | $10.50 | $11.59 | $11.22 | $12.31 | $14.12 |
| Number of accumulation units outstanding at end of period | 3,534 | 3,504 | 9,535 | 9,333 | 14,351 | 19,064 | 16,672 | 14,331 | 10,831 | 11,605 |
| **PIMCO VIT REAL RETURN PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $10.24 | $10.77 | $10.84 | $10.78 | $11.75 | $10.77 | $12.57 | $13.40 | $14.76 | $15.83 |
| Value at end of period | $10.77 | $10.84 | $10.78 | $11.75 | $10.77 | $12.57 | $13.40 | $14.76 | $15.83 | $14.17 |
| Number of accumulation units outstanding at end of period | 1,184 | 4,040 | 6,647 | 5,390 | 11,391 | 12,381 | 13,919 | 12,452 | 11,129 | 9,100 |
| **PIONEER EMERGING MARKETS VCT PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during June 2007) | | | | | | | | | | |
| Value at beginning of period | | | | $10.73 | $12.72 | $5.24 | $9.03 | $10.32 | $7.79 | $8.60 |
| Value at end of period | | | | $12.72 | $5.24 | $9.03 | $10.32 | $7.79 | $8.60 | $8.32 |
| Number of accumulation units outstanding at end of period | | | | 678 | 3,626 | 4,514 | 2,113 | 4,396 | 1,818 | 1,715 |
| **PIONEER HIGH YIELD VCT PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $10.30 | $10.64 | $10.69 | $11.44 | $11.94 | $7.60 | $12.03 | $14.00 | $13.58 | $15.54 |
| Value at end of period | $10.64 | $10.69 | $11.44 | $11.94 | $7.60 | $12.03 | $14.00 | $13.58 | $15.54 | $17.17 |
| Number of accumulation units outstanding at end of period | 1,189 | 2,009 | 3,344 | 4,380 | 5,728 | 6,010 | 5,432 | 3,933 | 3,795 | 2,671 |
| **SMALLCAP WORLD FUND®** | | | | | | | | | | |
| (Funds were first received in this option during April 2009) | | | | | | | | | | |
| Value at beginning of period | | | | | | $5.49 | $8.25 | $10.16 | $8.58 | $10.33 |
| Value at end of period | | | | | | $8.25 | $10.16 | $8.58 | $10.33 | $13.18 |
| Number of accumulation units outstanding at end of period | | | | | | 19 | 83 | 240 | 410 | 171 |
| **TEMPLETON GLOBAL BOND FUND** | | | | | | | | | | |
| Value at beginning of period | $10.09 | $11.60 | $11.09 | $12.40 | $13.55 | $14.21 | $16.65 | $18.50 | $17.81 | $20.34 |
| Value at end of period | $11.60 | $11.09 | $12.40 | $13.55 | $14.21 | $16.65 | $18.50 | $17.81 | $20.34 | $20.50 |
| Number of accumulation units outstanding at end of period | 1,202 | 3,082 | 3,803 | 9,069 | 10,416 | 12,037 | 13,156 | 16,810 | 13,656 | 11,414 |
| **THE BOND FUND OF AMERICA℠** | | | | | | | | | | |
| (Funds were first received in this option during July 2008) | | | | | | | | | | |
| Value at beginning of period | | | | | $9.69 | $8.69 | $9.84 | $10.41 | $10.93 | $11.41 |
| Value at end of period | | | | | $8.69 | $9.84 | $10.41 | $10.93 | $11.41 | $11.03 |
| Number of accumulation units outstanding at end of period | | | | | 61 | 5,802 | 13,628 | 2,419 | 2,200 | 2,763 |
| **THE GROWTH FUND OF AMERICA®** | | | | | | | | | | |
| Value at beginning of period | $10.13 | $10.81 | $12.17 | $13.31 | $14.55 | $8.74 | $11.60 | $12.85 | $12.05 | $14.32 |
| Value at end of period | $10.81 | $12.17 | $13.31 | $14.55 | $8.74 | $11.60 | $12.85 | $12.05 | $14.32 | $18.90 |
| Number of accumulation units outstanding at end of period | 4,306 | 10,987 | 19,538 | 21,838 | 29,374 | 36,064 | 38,162 | 33,780 | 32,625 | 38,622 |

# Condensed Financial Information (continued)

| | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 |
|---|---|---|---|---|---|---|---|---|---|---|
| **USAA PRECIOUS METALS AND MINERALS FUND** | | | | | | | | | | |
| (Funds were first received in this option during April 2012) | | | | | | | | | | |
| Value at beginning of period | $7.56 | $8.06 | | | | | | | | |
| Value at end of period | $3.62 | $7.56 | | | | | | | | |
| Number of accumulation units outstanding at end of period | 1,142 | 355 | | | | | | | | |
| **WANGER INTERNATIONAL** | | | | | | | | | | |
| (Funds were first received in this option during November 2007) | | | | | | | | | | |
| Value at beginning of period | $10.31 | $8.60 | $10.22 | $8.29 | $5.62 | $10.47 | $10.94 | | | |
| Value at end of period | $12.44 | $10.31 | $8.60 | $10.22 | $8.29 | $5.62 | $10.47 | | | |
| Number of accumulation units outstanding at end of period | 4,417 | 4,601 | 3,731 | 3,209 | 490 | 89 | 11 | | | |
| **WANGER SELECT** | | | | | | | | | | |
| Value at beginning of period | $15.40 | $13.18 | $16.24 | $13.01 | $7.94 | $15.81 | $14.66 | $12.42 | $11.40 | |
| Value at end of period | $20.44 | $15.40 | $13.18 | $16.24 | $13.01 | $7.94 | $15.81 | $14.66 | $12.42 | |
| Number of accumulation units outstanding at end of period | 5,784 | 5,618 | 4,686 | 5,887 | 5,175 | 5,239 | 5,999 | 1,563 | 1,281 | |
| **WANGER USA** | | | | | | | | | | |
| Value at beginning of period | $16.02 | $13.54 | $14.23 | $11.70 | $8.34 | $14.02 | $13.49 | $12.68 | $11.56 | $9.90 |
| Value at end of period | $21.13 | $16.02 | $13.54 | $14.23 | $11.70 | $8.34 | $14.02 | $13.49 | $12.68 | $11.56 |
| Number of accumulation units outstanding at end of period | 3,296 | 3,267 | 4,986 | 4,578 | 4,253 | 4,340 | 3,461 | 5,426 | 4,360 | 10 |
| **WASHINGTON MUTUAL INVESTORS FUND$^{SM}$** | | | | | | | | | | |
| Value at beginning of period | $13.29 | $11.98 | $11.36 | $10.16 | $8.66 | $13.14 | $12.82 | $11.03 | $10.80 | $10.02 |
| Value at end of period | $17.28 | $13.29 | $11.98 | $11.36 | $10.16 | $8.66 | $13.14 | $12.82 | $11.03 | $10.80 |
| Number of accumulation units outstanding at end of period | 17,077 | 16,053 | 20,788 | 19,154 | 35,645 | 18,178 | 14,172 | 15,301 | 10,000 | 1,766 |
| **WELLS FARGO ADVANTAGE SPECIAL SMALL CAP VALUE FUND** | | | | | | | | | | |
| Value at beginning of period | $24.01 | $21.47 | $22.25 | $18.40 | $14.37 | $21.35 | $23.56 | $19.68 | $18.07 | $16.03 |
| Value at end of period | $32.70 | $24.01 | $21.47 | $22.25 | $18.40 | $14.37 | $21.35 | $23.56 | $19.68 | $18.07 |
| Number of accumulation units outstanding at end of period | 3,358 | 2,945 | 3,348 | 3,855 | 3,962 | 3,075 | 2,977 | 4,717 | 6,052 | 3,377 |

## TABLE 32

FOR CONTRACTS ISSUED UNDER 403(b), 401(a) AND 401(k) PLANS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 1.45%

(Selected data for accumulation units outstanding throughout each period)

| | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ALGER GREEN FUND** | | | | | | | | | | |
| (Funds were first received in this option during April 2010) | | | | | | | | | | |
| Value at beginning of period | $14.78 | $13.05 | $13.97 | $13.52 | | | | | | |
| Value at end of period | $19.62 | $14.78 | $13.05 | $13.97 | | | | | | |
| Number of accumulation units outstanding at end of period | 22 | 17 | 417 | 8 | | | | | | |
| **AMANA GROWTH FUND** | | | | | | | | | | |
| (Funds were first received in this option during November 2010) | | | | | | | | | | |
| Value at beginning of period | $11.57 | $10.56 | $10.92 | $10.48 | | | | | | |
| Value at end of period | $14.01 | $11.57 | $10.56 | $10.92 | | | | | | |
| Number of accumulation units outstanding at end of period | 42 | 30 | 17 | 225 | | | | | | |
| **AMANA INCOME FUND** | | | | | | | | | | |
| (Funds were first received in this option during June 2011) | | | | | | | | | | |
| Value at beginning of period | $11.82 | $10.94 | $11.09 | | | | | | | |
| Value at end of period | $15.11 | $11.82 | $10.94 | | | | | | | |
| Number of accumulation units outstanding at end of period | 1 | 2 | 1 | | | | | | | |
| **AMERICAN CENTURY® INFLATION-ADJUSTED BOND FUND** | | | | | | | | | | |
| (Funds were first received in this option during January 2010) | | | | | | | | | | |
| Value at beginning of period | $13.00 | $12.37 | $11.10 | $10.76 | | | | | | |
| Value at end of period | $11.65 | $13.00 | $12.37 | $11.10 | | | | | | |
| Number of accumulation units outstanding at end of period | 0 | 0 | 0 | 13 | | | | | | |

CFI 293

# Condensed Financial Information (continued)

| | 2004 | 2005 | 2006 | 2007 | 2008 | 2009 | 2010 | 2011 | 2012 | 2013 |
|---|---|---|---|---|---|---|---|---|---|---|
| **BLACKROCK MID CAP VALUE OPPORTUNITIES FUND** | | | | | | | | | | |
| (Funds were first received in this option during March 2010) | | | | | | | | | | |
| Value at beginning of period | | | | | | | $13.68 | $15.58 | $15.27 | $17.04 |
| Value at end of period | | | | | | | $15.58 | $15.27 | $17.04 | $22.38 |
| Number of accumulation units outstanding at end of period | | | | | | | 350 | 0 | 0 | 0 |
| **CALVERT VP SRI BALANCED PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $14.57 | $15.54 | $16.18 | $17.35 | $17.57 | $11.89 | $14.69 | $16.23 | $16.72 | $18.22 |
| Value at end of period | $15.54 | $16.18 | $17.35 | $17.57 | $11.89 | $14.69 | $16.23 | $16.72 | $18.22 | $21.19 |
| Number of accumulation units outstanding at end of period | 918 | 1,501 | 1,685 | 1,914 | 2,077 | 2,192 | 2,356 | 3,812 | 203 | 160 |
| **COLUMBIA MID CAP VALUE FUND (CLASS A)** | | | | | | | | | | |
| (Funds were first received in this option during October 2009) | | | | | | | | | | |
| Value at beginning of period | | | | | | $7.19 | $7.91 | $9.59 | $9.05 | $10.39 |
| Value at end of period | | | | | | $7.91 | $9.59 | $9.05 | $10.39 | $13.84 |
| Number of accumulation units outstanding at end of period | | | | | | 5 | 10 | 14 | 14 | 14 |
| **EUROPACIFIC GROWTH FUND®** | | | | | | | | | | |
| Value at beginning of period | $9.91 | $11.43 | $13.64 | $16.38 | $19.19 | $11.24 | $15.42 | $16.63 | $14.16 | $16.63 |
| Value at end of period | $11.43 | $13.64 | $16.38 | $19.19 | $11.24 | $15.42 | $16.63 | $14.16 | $16.63 | $19.70 |
| Number of accumulation units outstanding at end of period | 339 | 859 | 1,803 | 1,608 | 1,624 | 1,918 | 2,184 | 2,910 | 659 | 576 |
| **FIDELITY® VIP CONTRAFUND® PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $19.37 | $22.05 | $25.41 | $27.98 | $32.43 | $18.37 | $24.57 | $28.39 | $27.28 | $31.30 |
| Value at end of period | $22.05 | $25.41 | $27.98 | $32.43 | $18.37 | $24.57 | $28.39 | $27.28 | $31.30 | $40.50 |
| Number of accumulation units outstanding at end of period | 6,547 | 9,597 | 11,205 | 9,965 | 10,582 | 11,786 | 10,178 | 4,037 | 3,353 | 3,378 |
| **FIDELITY® VIP EQUITY-INCOME PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $16.53 | $18.17 | $18.95 | $22.46 | $22.47 | $12.70 | $16.30 | $18.50 | $18.41 | $21.28 |
| Value at end of period | $18.17 | $18.95 | $22.46 | $22.47 | $12.70 | $16.30 | $18.50 | $18.41 | $21.28 | $26.88 |
| Number of accumulation units outstanding at end of period | 5,408 | 8,278 | 8,490 | 7,987 | 8,034 | 8,190 | 4,970 | 9,781 | 2,978 | 3,013 |
| **FIDELITY® VIP GROWTH PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $15.04 | $15.32 | $15.98 | $16.83 | $21.05 | $10.96 | $13.86 | $16.96 | $16.75 | $18.94 |
| Value at end of period | $15.32 | $15.98 | $16.83 | $21.05 | $10.96 | $13.86 | $16.96 | $16.75 | $18.94 | $25.45 |
| Number of accumulation units outstanding at end of period | 4,573 | 4,549 | 7,617 | 6,671 | 6,224 | 5,701 | 5,392 | 5,060 | 4,065 | 4,285 |
| **FIDELITY® VIP OVERSEAS PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $12.56 | $14.06 | $16.50 | $19.21 | $22.20 | $12.30 | $15.34 | $17.10 | $13.96 | $16.61 |
| Value at end of period | $14.06 | $16.50 | $19.21 | $22.20 | $12.30 | $15.34 | $17.10 | $13.96 | $16.61 | $21.36 |
| Number of accumulation units outstanding at end of period | 1,539 | 1,875 | 111 | 162 | 192 | 208 | 354 | 68 | 106 | 150 |
| **FRANKLIN SMALL CAP VALUE SECURITIES FUND** | | | | | | | | | | |
| Value at beginning of period | $11.98 | $14.61 | $15.66 | $18.06 | $17.37 | $11.47 | $14.60 | $18.45 | $17.50 | $20.42 |
| Value at end of period | $14.61 | $15.66 | $18.06 | $17.37 | $11.47 | $14.60 | $18.45 | $17.50 | $20.42 | $27.42 |
| Number of accumulation units outstanding at end of period | 2,065 | 680 | 2,475 | 1,158 | 2,467 | 2,447 | 2,723 | 1,157 | 814 | 919 |
| **ING AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $10.78 | $12.89 | $13.70 | $15.59 | $14.92 | $10.80 | $14.44 | $17.37 | $16.58 | $19.01 |
| Value at end of period | $12.89 | $13.70 | $15.59 | $14.92 | $10.80 | $14.44 | $17.37 | $16.58 | $19.01 | $24.61 |
| Number of accumulation units outstanding at end of period | 210 | 231 | 38 | 42 | 46 | 250 | 254 | 0 | 0 | 0 |
| **ING BALANCED PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $16.22 | $17.50 | $17.98 | $19.49 | $20.28 | $14.37 | $16.88 | $18.99 | $18.47 | $20.69 |
| Value at end of period | $17.50 | $17.98 | $19.49 | $20.28 | $14.37 | $16.88 | $18.99 | $18.47 | $20.69 | $23.80 |
| Number of accumulation units outstanding at end of period | 1,709 | 2,141 | 528 | 251 | 208 | 34 | 33 | 31 | 19 | 19 |
| **ING BARON GROWTH PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $11.93 | $14.39 | $15.23 | $17.29 | $18.09 | $10.47 | $13.95 | $17.40 | $17.53 | $20.67 |
| Value at end of period | $14.39 | $15.23 | $17.29 | $18.09 | $10.47 | $13.95 | $17.40 | $17.53 | $20.67 | $28.29 |
| Number of accumulation units outstanding at end of period | 1,717 | 420 | 860 | 915 | 937 | 932 | 1,112 | 75 | 16 | 16 |

**Condensed Financial Information (continued)**

| | 2004 | 2005 | 2006 | 2007 | 2008 | 2009 | 2010 | 2011 | 2012 | 2013 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING BLACKROCK HEALTH SCIENCES OPPORTUNITIES PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during November 2006) | | | | | | | | | | |
| Value at beginning of period | | | $12.26 | $12.56 | $13.44 | $9.45 | $11.18 | $11.79 | $12.17 | $14.25 |
| Value at end of period | | | $12.56 | $13.44 | $9.45 | $11.18 | $11.79 | $12.17 | $14.25 | $20.26 |
| Number of accumulation units outstanding at end of period | | | 1 | 9 | 21 | 44 | 64 | 482 | 11 | 14 |
| **ING BLACKROCK LARGE CAP GROWTH PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2007) | | | | | | | | | | |
| Value at beginning of period | | | | $10.68 | $10.40 | $6.26 | $8.06 | $9.02 | $8.77 | $9.93 |
| Value at end of period | | | | $10.40 | $6.26 | $8.06 | $9.02 | $8.77 | $9.93 | $13.05 |
| Number of accumulation units outstanding at end of period | | | | 4,572 | 3,411 | 3,188 | 3,235 | 8,207 | 2,525 | 2,575 |
| **ING CLARION GLOBAL REAL ESTATE PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during September 2008) | | | | | | | | | | |
| Value at beginning of period | | | | | $9.74 | $6.69 | $8.82 | $10.12 | $9.46 | $11.75 |
| Value at end of period | | | | | $6.69 | $8.82 | $10.12 | $9.46 | $11.75 | $12.04 |
| Number of accumulation units outstanding at end of period | | | | | 893 | 938 | 967 | 1,526 | 497 | 69 |
| **ING CLARION REAL ESTATE PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during July 2007) | | | | | | | | | | |
| Value at beginning of period | | | | $11.40 | $9.96 | $6.03 | $8.08 | $10.19 | $11.00 | $12.53 |
| Value at end of period | | | | $9.96 | $6.03 | $8.08 | $10.19 | $11.00 | $12.53 | $12.60 |
| Number of accumulation units outstanding at end of period | | | | 13 | 18 | 28 | 37 | 13 | 714 | 742 |
| **ING COLUMBIA CONTRARIAN CORE PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $16.12 | $17.59 | $18.01 | $20.21 | $20.75 | $12.43 | $16.12 | $17.81 | $16.73 | $18.51 |
| Value at end of period | $17.59 | $18.01 | $20.21 | $20.75 | $12.43 | $16.12 | $17.81 | $16.73 | $18.51 | $24.58 |
| Number of accumulation units outstanding at end of period | 13 | 29 | 62 | 73 | 156 | 131 | 184 | 919 | 36 | 54 |
| **ING FMR℠ DIVERSIFIED MID CAP PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2008) | | | | | | | | | | |
| Value at beginning of period | | | | | $13.57 | $8.81 | $12.09 | $15.30 | $13.43 | $15.17 |
| Value at end of period | | | | | $8.81 | $12.09 | $15.30 | $13.43 | $15.17 | $20.33 |
| Number of accumulation units outstanding at end of period | | | | | 17 | 19 | 27 | 320 | 21 | 25 |
| **ING GLOBAL BOND PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2005) | | | | | | | | | | |
| Value at beginning of period | | $9.88 | $9.99 | $10.68 | $11.59 | $9.65 | $11.42 | $13.21 | $13.50 | $14.18 |
| Value at end of period | | $9.99 | $10.68 | $11.59 | $9.65 | $11.42 | $13.21 | $13.50 | $14.18 | $13.41 |
| Number of accumulation units outstanding at end of period | | 14,778 | 11,424 | 9,554 | 9,805 | 9,210 | 4,484 | 3,916 | 1,569 | 1,575 |
| **ING GLOBAL RESOURCES PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during January 2007) | | | | | | | | | | |
| Value at beginning of period | | | | $9.68 | $13.43 | $7.81 | $10.58 | $12.69 | $11.36 | $10.88 |
| Value at end of period | | | | $13.43 | $7.81 | $10.58 | $12.69 | $11.36 | $10.88 | $12.18 |
| Number of accumulation units outstanding at end of period | | | | 1,027 | 425 | 403 | 420 | 291 | 56 | 70 |
| **ING GROWTH AND INCOME PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $12.39 | $13.24 | $14.11 | $15.88 | $16.81 | $10.33 | $13.26 | $14.92 | $14.67 | $16.74 |
| Value at end of period | $13.24 | $14.11 | $15.88 | $16.81 | $10.33 | $13.26 | $14.92 | $14.67 | $16.74 | $21.55 |
| Number of accumulation units outstanding at end of period | 400 | 389 | 600 | 481 | 191 | 125 | 3,361 | 2,560 | 1,244 | 1,856 |
| **ING INDEX PLUS LARGECAP PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $16.73 | $18.24 | $18.94 | $21.39 | $22.14 | $13.70 | $16.64 | $18.69 | $18.40 | $20.76 |
| Value at end of period | $18.24 | $18.94 | $21.39 | $22.14 | $13.70 | $16.64 | $18.69 | $18.40 | $20.76 | $27.20 |
| Number of accumulation units outstanding at end of period | 3,150 | 4,414 | 5,695 | 5,377 | 4,528 | 3,512 | 3,707 | 6,760 | 1,194 | 1,149 |
| **ING INDEX PLUS MIDCAP PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $16.14 | $18.54 | $20.31 | $21.91 | $22.78 | $14.02 | $18.20 | $21.87 | $21.31 | $24.72 |
| Value at end of period | $18.54 | $20.31 | $21.91 | $22.78 | $14.02 | $18.20 | $21.87 | $21.31 | $24.72 | $32.78 |
| Number of accumulation units outstanding at end of period | 7,191 | 8,297 | 8,064 | 7,369 | 7,286 | 5,013 | 3,702 | 3,528 | 978 | 982 |

**Condensed Financial Information (continued)**

| | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING INDEX PLUS SMALLCAP PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $16.86 | $15.22 | $15.56 | $12.85 | $10.44 | $15.95 | $17.26 | $15.38 | $14.50 | $12.05 |
| Value at end of period | $23.71 | $16.86 | $15.22 | $15.56 | $12.85 | $10.44 | $15.95 | $17.26 | $15.38 | $14.50 |
| Number of accumulation units outstanding at end of period | 546 | 546 | 2,098 | 1,768 | 1,675 | 1,919 | 1,980 | 1,857 | 1,572 | 2,461 |
| **ING INTERMEDIATE BOND PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $20.87 | $19.35 | $18.26 | $16.87 | $15.34 | $17.00 | $16.27 | $15.87 | $15.61 | $15.10 |
| Value at end of period | $20.54 | $20.87 | $19.35 | $18.26 | $16.87 | $15.34 | $17.00 | $16.27 | $15.87 | $15.61 |
| Number of accumulation units outstanding at end of period | 1,501 | 1,400 | 5,374 | 2,823 | 8,270 | 7,873 | 7,711 | 10,778 | 9,281 | 5,026 |
| **ING INTERNATIONAL INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during August 2009) | | | | | | | | | | |
| Value at beginning of period | $8.02 | $6.85 | $7.92 | $7.45 | $6.86 | | | | | |
| Value at end of period | $9.60 | $8.02 | $6.85 | $7.92 | $7.45 | | | | | |
| Number of accumulation units outstanding at end of period | 40 | 58 | 562 | 353 | 416 | | | | | |
| **ING INTERNATIONAL VALUE PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $12.76 | $10.86 | $12.95 | $12.82 | $10.23 | $18.13 | $16.22 | $12.71 | $11.78 | $10.51 |
| Value at end of period | $15.24 | $12.76 | $10.86 | $12.95 | $12.82 | $10.23 | $18.13 | $16.22 | $12.71 | $11.78 |
| Number of accumulation units outstanding at end of period | 113 | 134 | 312 | 824 | 1,174 | 914 | 799 | 1,205 | 892 | 867 |
| **ING INVESCO COMSTOCK PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $13.90 | $11.88 | $12.31 | $10.85 | $8.57 | $13.68 | $14.21 | $12.44 | $12.20 | $10.60 |
| Value at end of period | $18.49 | $13.90 | $11.88 | $12.31 | $10.85 | $8.57 | $13.68 | $14.21 | $12.44 | $12.20 |
| Number of accumulation units outstanding at end of period | 144 | 136 | 259 | 2,850 | 2,470 | 2,225 | 76 | 1,909 | 171 | 139 |
| **ING INVESCO EQUITY AND INCOME PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2005) | | | | | | | | | | |
| Value at beginning of period | $13.25 | $11.92 | $12.22 | $11.04 | $9.13 | $12.09 | $11.85 | $10.67 | $9.97 | |
| Value at end of period | $16.32 | $13.25 | $11.92 | $12.22 | $11.04 | $9.13 | $12.09 | $11.85 | $10.67 | |
| Number of accumulation units outstanding at end of period | 5,495 | 5,478 | 8,138 | 9,820 | 14,368 | 13,615 | 13,423 | 14,294 | 12,593 | |
| **ING INVESCO GROWTH AND INCOME PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during September 2009) | | | | | | | | | | |
| Value at beginning of period | $12.56 | $11.12 | $11.53 | $10.40 | $10.17 | | | | | |
| Value at end of period | $16.57 | $12.56 | $11.12 | $11.53 | $10.40 | | | | | |
| Number of accumulation units outstanding at end of period | 16 | 0 | 0 | 269 | 269 | | | | | |
| **ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during August 2005) | | | | | | | | | | |
| Value at beginning of period | $22.27 | $18.97 | $23.55 | $19.86 | $11.74 | $24.45 | $17.92 | $13.39 | $11.49 | |
| Value at end of period | $20.69 | $22.27 | $18.97 | $23.55 | $19.86 | $11.74 | $24.45 | $17.92 | $13.39 | |
| Number of accumulation units outstanding at end of period | 241 | 214 | 885 | 523 | 485 | 405 | 251 | 196 | 90 | |
| **ING JPMORGAN MID CAP VALUE PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $20.31 | $17.17 | $17.11 | $14.12 | $11.40 | $17.28 | $17.13 | $14.92 | $13.95 | $12.04 |
| Value at end of period | $26.34 | $20.31 | $17.17 | $17.11 | $14.12 | $11.40 | $17.28 | $17.13 | $14.92 | $13.95 |
| Number of accumulation units outstanding at end of period | 92 | 108 | 651 | 1,123 | 751 | 714 | 615 | 820 | 578 | 117 |
| **ING JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during November 2007) | | | | | | | | | | |
| Value at beginning of period | $15.47 | $13.22 | $13.60 | $10.89 | $8.67 | $12.56 | $12.81 | | | |
| Value at end of period | $21.18 | $15.47 | $13.22 | $13.60 | $10.89 | $8.67 | $12.56 | | | |
| Number of accumulation units outstanding at end of period | 0 | 0 | 345 | 281 | 16 | 7 | 1 | | | |
| **ING LARGE CAP GROWTH PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during January 2011) | | | | | | | | | | |
| Value at beginning of period | $11.96 | $10.27 | $10.31 | | | | | | | |
| Value at end of period | $15.43 | $11.96 | $10.27 | | | | | | | |
| Number of accumulation units outstanding at end of period | 1,037 | 1,008 | 3,325 | | | | | | | |

# Condensed Financial Information (continued)

| | 2004 | 2005 | 2006 | 2007 | 2008 | 2009 | 2010 | 2011 | 2012 | 2013 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING LARGE CAP VALUE PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during July 2007) | | | | | | | | | | |
| Value at beginning of period | | | | $9.32 | $9.08 | $6.25 | $6.95 | $8.17 | $8.34 | $9.42 |
| Value at end of period | | | | $9.08 | $6.25 | $6.95 | $8.17 | $8.34 | $9.42 | $12.16 |
| Number of accumulation units outstanding at end of period | | | | 4,319 | 3,584 | 3,989 | 2,949 | 2,789 | 1,159 | 3,958 |
| **ING MARSICO GROWTH PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2008) | | | | | | | | | | |
| Value at beginning of period | | | | | $10.23 | $6.55 | $8.35 | $9.89 | $9.61 | $10.69 |
| Value at end of period | | | | | $6.55 | $8.35 | $9.89 | $9.61 | $10.69 | $14.32 |
| Number of accumulation units outstanding at end of period | | | | | 1,125 | 783 | 1,027 | 1,344 | 1,625 | 1,726 |
| **ING MFS TOTAL RETURN PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $11.94 | $13.08 | $13.27 | $14.64 | $15.00 | $11.48 | $13.34 | $14.45 | $14.46 | $15.85 |
| Value at end of period | $13.08 | $13.27 | $14.64 | $15.00 | $11.48 | $13.34 | $14.45 | $14.46 | $15.85 | $18.54 |
| Number of accumulation units outstanding at end of period | 1,516 | 1,688 | 1,283 | 1,880 | 1,905 | 2,492 | 3,321 | 2,881 | 2 | 2 |
| **ING MFS UTILITIES PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during November 2005) | | | | | | | | | | |
| Value at beginning of period | | $10.91 | $11.39 | $14.69 | $18.44 | $11.32 | $14.82 | $16.60 | $17.41 | $19.44 |
| Value at end of period | | $11.39 | $14.69 | $18.44 | $11.32 | $14.82 | $16.60 | $17.41 | $19.44 | $23.03 |
| Number of accumulation units outstanding at end of period | | 29 | 105 | 153 | 316 | 441 | 571 | 472 | 51 | 55 |
| **ING MIDCAP OPPORTUNITIES PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $9.29 | $10.21 | $11.11 | $11.80 | $14.62 | $8.99 | $12.53 | $16.10 | $15.79 | $17.77 |
| Value at end of period | $10.21 | $11.11 | $11.80 | $14.62 | $8.99 | $12.53 | $16.10 | $15.79 | $17.77 | $23.11 |
| Number of accumulation units outstanding at end of period | 1,228 | 1,044 | 198 | 234 | 224 | 241 | 292 | 16 | 16 | 20 |
| **ING MONEY MARKET PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $12.26 | $12.22 | $12.40 | $12.82 | $13.29 | $13.45 | $13.29 | $13.14 | $12.95 | $12.77 |
| Value at end of period | $12.22 | $12.40 | $12.82 | $13.29 | $13.45 | $13.29 | $13.14 | $12.95 | $12.77 | $12.58 |
| Number of accumulation units outstanding at end of period | 8,448 | 7,633 | 20,706 | 13,924 | 16,416 | 15,436 | 11,458 | 15,525 | 7,792 | 7,944 |
| **ING MULTI-MANAGER LARGE CAP CORE PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during July 2007) | | | | | | | | | | |
| Value at beginning of period | | | | $11.14 | $11.19 | $7.22 | $8.86 | $10.14 | $9.56 | $10.42 |
| Value at end of period | | | | $11.19 | $7.22 | $8.86 | $10.14 | $9.56 | $10.42 | $13.41 |
| Number of accumulation units outstanding at end of period | | | | 287 | 327 | 353 | 379 | 399 | 298 | 312 |
| **ING OPPENHEIMER GLOBAL PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2005) | | | | | | | | | | |
| Value at beginning of period | | $10.01 | $11.63 | $13.52 | $14.20 | $8.36 | $11.49 | $13.15 | $11.91 | $14.28 |
| Value at end of period | | $11.63 | $13.52 | $14.20 | $8.36 | $11.49 | $13.15 | $11.91 | $14.28 | $17.89 |
| Number of accumulation units outstanding at end of period | | 15,150 | 22,250 | 21,850 | 19,338 | 17,633 | 12,899 | 9,845 | 5,399 | 4,929 |
| **ING PIMCO HIGH YIELD PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during January 2006) | | | | | | | | | | |
| Value at beginning of period | | | $10.54 | $11.24 | $11.40 | $8.70 | $12.81 | $14.43 | $14.85 | $16.69 |
| Value at end of period | | | $11.24 | $11.40 | $8.70 | $12.81 | $14.43 | $14.85 | $16.69 | $17.37 |
| Number of accumulation units outstanding at end of period | | | 527 | 599 | 754 | 894 | 1,034 | 649 | 1,152 | 1,331 |
| **ING PIMCO TOTAL RETURN PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $10.97 | $11.29 | $11.35 | $11.64 | $12.55 | $12.35 | $13.70 | $14.53 | $14.79 | $15.72 |
| Value at end of period | $11.29 | $11.35 | $11.64 | $12.55 | $12.35 | $13.70 | $14.53 | $14.79 | $15.72 | $15.20 |
| Number of accumulation units outstanding at end of period | 637 | 3,410 | 9,814 | 5,026 | 11,334 | 14,065 | 15,517 | 4,380 | 1,520 | 1,660 |
| **ING PIONEER HIGH YIELD PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during October 2008) | | | | | | | | | | |
| Value at beginning of period | | | | | $8.45 | $7.69 | $12.66 | $14.85 | $14.53 | $16.64 |
| Value at end of period | | | | | $7.69 | $12.66 | $14.85 | $14.53 | $16.64 | $18.43 |
| Number of accumulation units outstanding at end of period | | | | | 44 | 115 | 115 | 0 | 0 | 0 |

# Condensed Financial Information (continued)

| | 2004 | 2005 | 2006 | 2007 | 2008 | 2009 | 2010 | 2011 | 2012 | 2013 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during July 2009) | | | | | | | | | | |
| Value at beginning of period | | | | | | $10.69 | $12.52 | $13.92 | $14.30 | $16.13 |
| Value at end of period | | | | | | $12.52 | $13.92 | $14.30 | $16.13 | $20.99 |
| Number of accumulation units outstanding at end of period | | | | | | 50 | 67 | 84 | 97 | 110 |
| **ING RUSSELL™ LARGE CAP INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during October 2008) | | | | | | | | | | |
| Value at beginning of period | | | | | $7.15 | $6.62 | $8.07 | $8.92 | $9.02 | $10.27 |
| Value at end of period | | | | | $6.62 | $8.07 | $8.92 | $9.02 | $10.27 | $13.37 |
| Number of accumulation units outstanding at end of period | | | | | 1,895 | 2,121 | 310 | 942 | 510 | 654 |
| **ING RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during July 2009) | | | | | | | | | | |
| Value at beginning of period | | | | | | $10.05 | $11.81 | $12.94 | $12.82 | $14.65 |
| Value at end of period | | | | | | $11.81 | $12.94 | $12.82 | $14.65 | $18.99 |
| Number of accumulation units outstanding at end of period | | | | | | 13 | 21 | 0 | 0 | 0 |
| **ING RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during August 2009) | | | | | | | | | | |
| Value at beginning of period | | | | | | $11.40 | $12.80 | $15.88 | $15.31 | $17.42 |
| Value at end of period | | | | | | $12.80 | $15.88 | $15.31 | $17.42 | $23.17 |
| Number of accumulation units outstanding at end of period | | | | | | 43 | 52 | 30 | 30 | 29 |
| **ING RUSSELL™ MID CAP INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during May 2010) | | | | | | | | | | |
| Value at beginning of period | | | | | | | $9.30 | $10.07 | $9.74 | $11.23 |
| Value at end of period | | | | | | | $10.07 | $9.74 | $11.23 | $14.86 |
| Number of accumulation units outstanding at end of period | | | | | | | 4 | 0 | 0 | 0 |
| **ING RUSSELL™ SMALL CAP INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during October 2009) | | | | | | | | | | |
| Value at beginning of period | | | | | | $7.79 | $8.66 | $10.79 | $10.22 | $11.68 |
| Value at end of period | | | | | | $8.66 | $10.79 | $10.22 | $11.68 | $15.98 |
| Number of accumulation units outstanding at end of period | | | | | | 4 | 331 | 12 | 16 | 19 |
| **ING SMALLCAP OPPORTUNITIES PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $6.79 | $7.37 | $7.92 | $8.79 | $9.54 | $6.16 | $7.95 | $10.38 | $10.31 | $11.71 |
| Value at end of period | $7.37 | $7.92 | $8.79 | $9.54 | $6.16 | $7.95 | $10.38 | $10.31 | $11.71 | $16.05 |
| Number of accumulation units outstanding at end of period | 294 | 570 | 1,011 | 898 | 1,067 | 1,402 | 479 | 534 | 346 | 314 |
| **ING SMALL COMPANY PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $19.37 | $21.83 | $23.73 | $27.32 | $28.51 | $19.37 | $24.36 | $29.86 | $28.70 | $32.39 |
| Value at end of period | $21.83 | $23.73 | $27.32 | $28.51 | $19.37 | $24.36 | $29.86 | $28.70 | $32.39 | $43.98 |
| Number of accumulation units outstanding at end of period | 2,451 | 1,854 | 2,089 | 1,737 | 1,575 | 626 | 472 | 366 | 176 | 154 |
| **ING SOLUTION 2015 PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during December 2005) | | | | | | | | | | |
| Value at beginning of period | | $10.69 | $10.67 | $11.65 | $12.01 | $8.65 | $10.43 | $11.44 | $11.19 | $12.30 |
| Value at end of period | | $10.67 | $11.65 | $12.01 | $8.65 | $10.43 | $11.44 | $11.19 | $12.30 | $13.22 |
| Number of accumulation units outstanding at end of period | | 25 | 36 | 356 | 756 | 829 | 776 | 1,956 | 30 | 40 |
| **ING SOLUTION 2025 PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during March 2006) | | | | | | | | | | |
| Value at beginning of period | | | $11.33 | $12.09 | $12.47 | $8.13 | $10.07 | $11.30 | $10.79 | $12.06 |
| Value at end of period | | | $12.09 | $12.47 | $8.13 | $10.07 | $11.30 | $10.79 | $12.06 | $13.83 |
| Number of accumulation units outstanding at end of period | | | 952 | 2,173 | 3,532 | 7,566 | 10,257 | 12,126 | 1,307 | 1,515 |
| **ING SOLUTION 2035 PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2006) | | | | | | | | | | |
| Value at beginning of period | | | $11.67 | $12.43 | $12.90 | $8.01 | $10.13 | $11.44 | $10.76 | $12.20 |
| Value at end of period | | | $12.43 | $12.90 | $8.01 | $10.13 | $11.44 | $10.76 | $12.20 | $14.47 |
| Number of accumulation units outstanding at end of period | | | 77 | 177 | 432 | 817 | 125 | 3,543 | 2,552 | 3,021 |

CFI 298

**Condensed Financial Information (continued)**

| | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING SOLUTION 2045 PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during October 2005) | | | | | | | | | | |
| Value at beginning of period | $12.19 | $10.71 | $11.46 | $10.10 | $7.89 | $13.31 | $12.77 | $11.26 | $10.55 | |
| Value at end of period | $14.84 | $12.19 | $10.71 | $11.46 | $10.10 | $7.89 | $13.31 | $12.77 | $11.26 | |
| Number of accumulation units outstanding at end of period | 833 | 1,233 | 5,178 | 513 | 388 | 252 | 153 | 36 | 11 | |
| **ING SOLUTION 2055 PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during October 2012) | | | | | | | | | | |
| Value at beginning of period | $12.25 | $11.88 | | | | | | | | |
| Value at end of period | $14.92 | $12.25 | | | | | | | | |
| Number of accumulation units outstanding at end of period | 2,422 | 1,922 | | | | | | | | |
| **ING SOLUTION BALANCED PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during October 2009) | | | | | | | | | | |
| Value at beginning of period | $10.13 | $9.04 | $9.40 | $8.46 | $8.00 | | | | | |
| Value at end of period | $11.54 | $10.13 | $9.04 | $9.40 | $8.46 | | | | | |
| Number of accumulation units outstanding at end of period | 11 | 8 | 6 | 4 | 2 | | | | | |
| **ING SOLUTION INCOME PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during December 2005) | | | | | | | | | | |
| Value at beginning of period | $12.38 | $11.45 | $11.57 | $10.71 | $9.27 | $11.29 | $10.89 | $10.29 | $10.29 | |
| Value at end of period | $13.06 | $12.38 | $11.45 | $11.57 | $10.71 | $9.27 | $11.29 | $10.89 | $10.29 | |
| Number of accumulation units outstanding at end of period | 0 | 0 | 0 | 0 | 0 | 194 | 0 | 8 | 8 | |
| **ING STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $18.49 | $16.70 | $16.65 | $15.21 | $13.09 | $17.38 | $16.67 | $15.60 | $15.25 | $14.33 |
| Value at end of period | $20.43 | $18.49 | $16.70 | $16.65 | $15.21 | $13.09 | $17.38 | $16.67 | $15.60 | $15.25 |
| Number of accumulation units outstanding at end of period | 996 | 986 | 1,031 | 1,892 | 1,703 | 1,564 | 1,289 | 917 | 2,270 | 2,374 |
| **ING STRATEGIC ALLOCATION GROWTH PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $17.46 | $15.41 | $16.10 | $14.45 | $11.71 | $18.58 | $17.95 | $16.09 | $15.37 | $13.92 |
| Value at end of period | $21.07 | $17.46 | $15.41 | $16.10 | $14.45 | $11.71 | $18.58 | $17.95 | $16.09 | $15.37 |
| Number of accumulation units outstanding at end of period | 298 | 305 | 300 | 1,167 | 786 | 311 | 382 | 514 | 373 | 1,151 |
| **ING STRATEGIC ALLOCATION MODERATE PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $17.70 | $15.81 | $16.13 | $14.61 | $12.17 | $17.76 | $17.08 | $15.59 | $15.11 | $13.90 |
| Value at end of period | $20.34 | $17.70 | $15.81 | $16.13 | $14.61 | $12.17 | $17.76 | $17.08 | $15.59 | $15.11 |
| Number of accumulation units outstanding at end of period | 419 | 700 | 758 | 791 | 780 | 871 | 843 | 984 | 852 | 660 |
| **ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during December 2005) | | | | | | | | | | |
| Value at beginning of period | $15.31 | $13.57 | $13.38 | $11.91 | $9.07 | $12.69 | $12.34 | $10.92 | $10.92 | |
| Value at end of period | $18.44 | $15.31 | $13.57 | $13.38 | $11.91 | $9.07 | $12.69 | $12.34 | $10.92 | |
| Number of accumulation units outstanding at end of period | 14 | 19 | 317 | 6,848 | 6,491 | 5,791 | 514 | 4,539 | 37 | |
| **ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2005) | | | | | | | | | | |
| Value at beginning of period | $14.81 | $12.94 | $13.63 | $10.76 | $7.46 | $13.31 | $11.91 | $11.08 | $9.93 | |
| Value at end of period | $19.73 | $14.81 | $12.94 | $13.63 | $10.76 | $7.46 | $13.31 | $11.91 | $11.08 | |
| Number of accumulation units outstanding at end of period | 2,093 | 2,229 | 3,693 | 3,410 | 4,546 | 4,746 | 5,365 | 5,426 | 3,905 | |
| **ING T. ROWE PRICE EQUITY INCOME PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $17.83 | $15.44 | $15.80 | $13.95 | $11.32 | $17.86 | $17.59 | $14.98 | $14.63 | $12.80 |
| Value at end of period | $22.80 | $17.83 | $15.44 | $15.80 | $13.95 | $11.32 | $17.86 | $17.59 | $14.98 | $14.63 |
| Number of accumulation units outstanding at end of period | 5 | 5 | 684 | 76 | 96 | 89 | 80 | 101 | 96 | 24 |
| **ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $24.72 | $21.10 | $21.64 | $18.79 | $13.33 | $23.41 | $21.61 | $19.35 | $18.49 | $17.05 |
| Value at end of period | $33.93 | $24.72 | $21.10 | $21.64 | $18.79 | $13.33 | $23.41 | $21.61 | $19.35 | $18.49 |
| Number of accumulation units outstanding at end of period | 258 | 270 | 704 | 1,867 | 2,929 | 2,101 | 2,188 | 2,136 | 1,872 | 1,364 |

**Condensed Financial Information (continued)**

| | 2004 | 2005 | 2006 | 2007 | 2008 | 2009 | 2010 | 2011 | 2012 | 2013 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO** (Funds were first received in this option during October 2007) | | | | | | | | | | |
| Value at beginning of period | | | | $18.60 | $18.03 | $8.97 | $12.17 | $13.65 | $11.79 | $13.80 |
| Value at end of period | | | | $18.03 | $8.97 | $12.17 | $13.65 | $11.79 | $13.80 | $15.55 |
| Number of accumulation units outstanding at end of period | | | | 94 | 13 | 13 | 0 | 5 | 8 | 10 |
| **ING TEMPLETON FOREIGN EQUITY PORTFOLIO** (Funds were first received in this option during April 2008) | | | | | | | | | | |
| Value at beginning of period | | | | | $10.20 | $6.28 | $8.17 | $8.77 | $7.61 | $8.91 |
| Value at end of period | | | | | $6.28 | $8.17 | $8.77 | $7.61 | $8.91 | $10.57 |
| Number of accumulation units outstanding at end of period | | | | | 2,352 | 2,731 | 2,433 | 5,123 | 276 | 286 |
| **ING TEMPLETON GLOBAL GROWTH PORTFOLIO** (Funds were first received in this option during December 2010) | | | | | | | | | | |
| Value at beginning of period | | | | | | | $9.00 | $9.18 | $8.53 | $10.23 |
| Value at end of period | | | | | | | $9.18 | $8.53 | $10.23 | $13.18 |
| Number of accumulation units outstanding at end of period | | | | | | | 3 | 19 | 34 | 47 |
| **ING U.S. BOND INDEX PORTFOLIO** (Funds were first received in this option during October 2009) | | | | | | | | | | |
| Value at beginning of period | | | | | | $10.68 | $10.62 | $11.11 | $11.73 | $12.01 |
| Value at end of period | | | | | | $10.62 | $11.11 | $11.73 | $12.01 | $11.54 |
| Number of accumulation units outstanding at end of period | | | | | | 2 | 4 | 5 | 5 | 5 |
| **INVESCO MID CAP CORE EQUITY FUND** (Funds were first received in this option during August 2009) | | | | | | | | | | |
| Value at beginning of period | | | | | | $11.16 | $12.25 | $13.58 | $12.55 | $13.66 |
| Value at end of period | | | | | | $12.25 | $13.58 | $12.55 | $13.66 | $17.39 |
| Number of accumulation units outstanding at end of period | | | | | | 14 | 394 | 11 | 20 | 15 |
| **INVESCO V.I. AMERICAN FRANCHISE FUND** (Funds were first received in this option during April 2012) | | | | | | | | | | |
| Value at beginning of period | | | | | | | | | $37.15 | $35.86 |
| Value at end of period | | | | | | | | | $35.86 | $49.54 |
| Number of accumulation units outstanding at end of period | | | | | | | | | 67 | 61 |
| **INVESCO V.I. CORE EQUITY FUND** | | | | | | | | | | |
| Value at beginning of period | $7.65 | $8.21 | $8.52 | $9.80 | $10.45 | $7.19 | $9.09 | $9.82 | $9.67 | $10.86 |
| Value at end of period | $8.21 | $8.52 | $9.80 | $10.45 | $7.19 | $9.09 | $9.82 | $9.67 | $10.86 | $13.83 |
| Number of accumulation units outstanding at end of period | 3,198 | 4,037 | 3,703 | 2,509 | 2,458 | 2,744 | 2,609 | 4,068 | 689 | 733 |
| **JANUS ASPEN BALANCED PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $20.66 | $22.10 | $23.52 | $25.66 | $27.96 | $23.19 | $28.77 | $30.74 | $30.79 | $34.48 |
| Value at end of period | $22.10 | $23.52 | $25.66 | $27.96 | $23.19 | $28.77 | $30.74 | $30.79 | $34.48 | $40.83 |
| Number of accumulation units outstanding at end of period | 5,604 | 13 | 15 | 6 | 6 | 9 | 0 | 0 | 0 | 0 |
| **JANUS ASPEN ENTERPRISE PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $11.74 | $13.97 | $15.46 | $17.31 | $20.82 | $11.55 | $16.49 | $20.45 | $19.87 | $22.97 |
| Value at end of period | $13.97 | $15.46 | $17.31 | $20.82 | $11.55 | $16.49 | $20.45 | $19.87 | $22.97 | $29.97 |
| Number of accumulation units outstanding at end of period | 2,240 | 22 | 27 | 10 | 9 | 15 | 0 | 0 | 0 | 0 |
| **LORD ABBETT SERIES FUND - MID CAP STOCK PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $10.20 | $12.47 | $13.31 | $14.72 | $14.59 | $8.72 | $10.88 | $13.45 | $12.73 | $14.37 |
| Value at end of period | $12.47 | $13.31 | $14.72 | $14.59 | $8.72 | $10.88 | $13.45 | $12.73 | $14.37 | $18.46 |
| Number of accumulation units outstanding at end of period | 2,539 | 2,894 | 2,899 | 2,653 | 2,607 | 2,762 | 2,822 | 963 | 423 | 436 |
| **NEUBERGER BERMAN SOCIALLY RESPONSIVE FUND®** (Funds were first received in this option during September 2009) | | | | | | | | | | |
| Value at beginning of period | | | | | | $8.34 | $8.74 | $10.55 | $10.09 | $11.01 |
| Value at end of period | | | | | | $8.74 | $10.55 | $10.09 | $11.01 | $14.97 |
| Number of accumulation units outstanding at end of period | | | | | | 12 | 33 | 0 | 0 | 0 |

**Condensed Financial Information (continued)**

| | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 |
|---|---|---|---|---|---|---|---|---|---|---|
| **NEW PERSPECTIVE FUND®** | | | | | | | | | | |
| (Funds were first received in this option during May 2005) | | | | | | | | | | |
| Value at beginning of period | $16.71 | $14.04 | $15.42 | $13.88 | $10.25 | $16.73 | $14.64 | $12.39 | $10.78 | |
| Value at end of period | $20.89 | $16.71 | $14.04 | $15.42 | $13.88 | $10.25 | $16.73 | $14.64 | $12.39 | |
| Number of accumulation units outstanding at end of period | 5 | 5 | 1,049 | 586 | 567 | 573 | 560 | 543 | 8 | |
| **OPPENHEIMER DEVELOPING MARKETS FUND** | | | | | | | | | | |
| Value at beginning of period | $71.40 | $59.95 | $74.26 | $59.33 | $33.12 | $64.67 | $49.02 | $39.73 | $28.54 | $22.26 |
| Value at end of period | $76.25 | $71.40 | $59.95 | $74.26 | $59.33 | $33.12 | $64.67 | $49.02 | $39.73 | $28.54 |
| Number of accumulation units outstanding at end of period | 248 | 380 | 483 | 1,263 | 1,250 | 1,171 | 844 | 1,635 | 843 | 121 |
| **OPPENHEIMER GLOBAL STRATEGIC INCOME FUND/VA** | | | | | | | | | | |
| Value at beginning of period | $19.99 | $17.86 | $17.97 | $15.86 | $13.54 | $16.01 | $14.81 | $13.98 | $13.82 | $12.90 |
| Value at end of period | $19.67 | $19.99 | $17.86 | $17.97 | $15.86 | $13.54 | $16.01 | $14.81 | $13.98 | $13.82 |
| Number of accumulation units outstanding at end of period | 0 | 0 | 0 | 0 | 15 | 9 | 11 | 25 | 20 | 3,448 |
| **OPPENHEIMER MAIN STREET SMALL CAP FUND®/VA** | | | | | | | | | | |
| (Funds were first received in this option during April 2006) | | | | | | | | | | |
| Value at beginning of period | $14.59 | $12.55 | $13.02 | $10.71 | $7.92 | $12.92 | $13.27 | $13.34 | | |
| Value at end of period | $20.28 | $14.59 | $12.55 | $13.02 | $10.71 | $7.92 | $12.92 | $13.27 | | |
| Number of accumulation units outstanding at end of period | 14 | 20 | 236 | 263 | 784 | 687 | 1,221 | 579 | | |
| **PAX WORLD BALANCED FUND** | | | | | | | | | | |
| Value at beginning of period | $12.23 | $11.15 | $11.53 | $10.45 | $8.74 | $12.80 | $11.87 | $10.88 | $10.47 | $9.49 |
| Value at end of period | $14.03 | $12.23 | $11.15 | $11.53 | $10.45 | $8.74 | $12.80 | $11.87 | $10.88 | $10.47 |
| Number of accumulation units outstanding at end of period | 0 | 0 | 0 | 2,299 | 1,734 | 1,154 | 221 | 203 | 451 | 137 |
| **PIMCO VIT REAL RETURN PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $15.76 | $14.70 | $13.36 | $12.54 | $10.75 | $11.73 | $10.77 | $10.83 | $10.77 | $10.50 |
| Value at end of period | $14.10 | $15.76 | $14.70 | $13.36 | $12.54 | $10.75 | $11.73 | $10.77 | $10.83 | $10.77 |
| Number of accumulation units outstanding at end of period | 9 | 9 | 632 | 110 | 147 | 314 | 172 | 165 | 558 | 146 |
| **PIONEER EMERGING MARKETS VCT PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during July 2007) | | | | | | | | | | |
| Value at beginning of period | $8.58 | $7.77 | $10.30 | $9.01 | $5.24 | $12.71 | $11.27 | | | |
| Value at end of period | $8.29 | $8.58 | $7.77 | $10.30 | $9.01 | $5.24 | $12.71 | | | |
| Number of accumulation units outstanding at end of period | 68 | 188 | 751 | 308 | 259 | 190 | 1,319 | | | |
| **PIONEER HIGH YIELD VCT PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during January 2005) | | | | | | | | | | |
| Value at beginning of period | $15.47 | $13.53 | $13.96 | $12.00 | $7.58 | $11.92 | $11.42 | $10.68 | $10.55 | |
| Value at end of period | $17.09 | $15.47 | $13.53 | $13.96 | $12.00 | $7.58 | $11.92 | $11.42 | $10.68 | |
| Number of accumulation units outstanding at end of period | 3 | 3 | 138 | 286 | 741 | 994 | 830 | 777 | 45 | |
| **TEMPLETON GLOBAL BOND FUND** | | | | | | | | | | |
| Value at beginning of period | $20.25 | $17.74 | $18.44 | $16.60 | $14.17 | $13.53 | $12.38 | $11.08 | $11.59 | $10.85 |
| Value at end of period | $20.40 | $20.25 | $17.74 | $18.44 | $16.60 | $14.17 | $13.53 | $12.38 | $11.08 | $11.59 |
| Number of accumulation units outstanding at end of period | 304 | 303 | 737 | 1,615 | 1,256 | 974 | 638 | 676 | 487 | 317 |
| **THE BOND FUND OF AMERICA℠** | | | | | | | | | | |
| (Funds were first received in this option during August 2008) | | | | | | | | | | |
| Value at beginning of period | $11.39 | $10.91 | $10.39 | $9.83 | $8.68 | $9.69 | | | | |
| Value at end of period | $11.00 | $11.39 | $10.91 | $10.39 | $9.83 | $8.68 | | | | |
| Number of accumulation units outstanding at end of period | 426 | 356 | 259 | 80 | 53 | 40 | | | | |
| **THE GROWTH FUND OF AMERICA®** | | | | | | | | | | |
| Value at beginning of period | $14.26 | $12.00 | $12.80 | $11.57 | $8.72 | $14.53 | $13.29 | $12.16 | $10.80 | $9.86 |
| Value at end of period | $18.81 | $14.26 | $12.00 | $12.80 | $11.57 | $8.72 | $14.53 | $13.29 | $12.16 | $10.80 |
| Number of accumulation units outstanding at end of period | 2,212 | 2,247 | 5,546 | 10,134 | 8,781 | 8,273 | 6,131 | 7,390 | 3,169 | 983 |
| **WANGER INTERNATIONAL** | | | | | | | | | | |
| (Funds were first received in this option during September 2009) | | | | | | | | | | |
| Value at beginning of period | $10.28 | $8.58 | $10.20 | $8.28 | $7.94 | | | | | |
| Value at end of period | $12.40 | $10.28 | $8.58 | $10.20 | $8.28 | | | | | |
| Number of accumulation units outstanding at end of period | 0 | 0 | 0 | 372 | 352 | | | | | |

# Condensed Financial Information (continued)

| | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 |
|---|---|---|---|---|---|---|---|---|---|---|
| **WANGER SELECT** | | | | | | | | | | |
| (Funds were first received in this option during March 2006) | | | | | | | | | | |
| Value at beginning of period | $15.33 | $13.13 | $16.19 | $12.98 | $7.92 | $15.78 | $14.64 | $13.32 | | |
| Value at end of period | $20.34 | $15.33 | $13.13 | $16.19 | $12.98 | $7.92 | $15.78 | $14.64 | | |
| Number of accumulation units outstanding at end of period | 0 | 97 | 837 | 88 | 175 | 148 | 92 | 51 | | |
| **WANGER USA** | | | | | | | | | | |
| (Funds were first received in this option during October 2005) | | | | | | | | | | |
| Value at beginning of period | $15.95 | $13.49 | $14.18 | $11.66 | $8.32 | $14.00 | $13.47 | $12.67 | $12.46 | |
| Value at end of period | $21.03 | $15.95 | $13.49 | $14.18 | $11.66 | $8.32 | $14.00 | $13.47 | $12.67 | |
| Number of accumulation units outstanding at end of period | 93 | 93 | 357 | 5,828 | 5,342 | 4,832 | 603 | 3,259 | 14 | |
| **WASHINGTON MUTUAL INVESTORS FUND**[SM] | | | | | | | | | | |
| Value at beginning of period | $13.23 | $11.94 | $11.32 | $10.13 | $8.64 | $13.11 | $12.81 | $11.02 | $10.80 | $10.22 |
| Value at end of period | $17.20 | $13.23 | $11.94 | $11.32 | $10.13 | $8.64 | $13.11 | $12.81 | $11.02 | $10.80 |
| Number of accumulation units outstanding at end of period | 470 | 468 | 1,267 | 1,696 | 1,925 | 1,529 | 2,194 | 3,367 | 2,307 | 837 |
| **WELLS FARGO ADVANTAGE SPECIAL SMALL CAP VALUE FUND** | | | | | | | | | | |
| Value at beginning of period | $23.87 | $21.34 | $22.13 | $18.32 | $14.31 | $21.28 | $23.49 | $19.63 | $18.03 | $15.79 |
| Value at end of period | $32.48 | $23.87 | $21.34 | $22.13 | $18.32 | $14.31 | $21.28 | $23.49 | $19.63 | $18.03 |
| Number of accumulation units outstanding at end of period | 269 | 269 | 279 | 801 | 955 | 786 | 945 | 871 | 1,315 | 329 |

## TABLE 33
### FOR CONTRACTS ISSUED UNDER 403(b), 401(a) AND 401(k) PLANS ISSUED SINCE 1996 WITH TOTAL SEPARATE ACCOUNT CHARGES OF 1.50%
(Selected data for accumulation units outstanding throughout each period)

| | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ALGER GREEN FUND** | | | | | | | | | | |
| (Funds were first received in this option during December 2009) | | | | | | | | | | |
| Value at beginning of period | $14.75 | $13.03 | $13.96 | $12.93 | $12.83 | | | | | |
| Value at end of period | $19.58 | $14.75 | $13.03 | $13.96 | $12.93 | | | | | |
| Number of accumulation units outstanding at end of period | 0 | 0 | 0 | 680 | 596 | | | | | |
| **AMANA GROWTH FUND** | | | | | | | | | | |
| (Funds were first received in this option during September 2009) | | | | | | | | | | |
| Value at beginning of period | $11.55 | $10.54 | $10.90 | $9.55 | $8.87 | | | | | |
| Value at end of period | $13.97 | $11.55 | $10.54 | $10.90 | $9.55 | | | | | |
| Number of accumulation units outstanding at end of period | 1,354 | 1,369 | 1,505 | 578 | 101 | | | | | |
| **AMANA INCOME FUND** | | | | | | | | | | |
| (Funds were first received in this option during July 2009) | | | | | | | | | | |
| Value at beginning of period | $11.79 | $10.92 | $10.87 | $9.83 | $8.82 | | | | | |
| Value at end of period | $15.07 | $11.79 | $10.92 | $10.87 | $9.83 | | | | | |
| Number of accumulation units outstanding at end of period | 1,404 | 1,407 | 1,614 | 565 | 603 | | | | | |
| **AMERICAN CENTURY® INFLATION-ADJUSTED BOND FUND** | | | | | | | | | | |
| (Funds were first received in this option during July 2010) | | | | | | | | | | |
| Value at beginning of period | $12.98 | $12.35 | $11.10 | $11.00 | | | | | | |
| Value at end of period | $11.62 | $12.98 | $12.35 | $11.10 | | | | | | |
| Number of accumulation units outstanding at end of period | 0 | 0 | 768 | 163 | | | | | | |
| **ASTON/FAIRPOINTE MID CAP FUND** | | | | | | | | | | |
| (Funds were first received in this option during June 2011) | | | | | | | | | | |
| Value at beginning of period | $12.35 | $10.77 | $11.55 | | | | | | | |
| Value at end of period | $17.58 | $12.35 | $10.77 | | | | | | | |
| Number of accumulation units outstanding at end of period | 41 | 41 | 32 | | | | | | | |

| | 2004 | 2005 | 2006 | 2007 | 2008 | 2009 | 2010 | 2011 | 2012 | 2013 |
|---|---|---|---|---|---|---|---|---|---|---|
| **BLACKROCK MID CAP VALUE OPPORTUNITIES FUND** | | | | | | | | | | |
| (Funds were first received in this option during June 2010) | | | | | | | | | | |
| Value at beginning of period | | | | | | | $12.63 | $15.57 | $15.25 | $17.00 |
| Value at end of period | | | | | | | $15.57 | $15.25 | $17.00 | $22.33 |
| Number of accumulation units outstanding at end of period | | | | | | | 74 | 395 | 411 | 397 |
| **CALVERT VP SRI BALANCED PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $14.51 | $15.48 | $16.11 | $17.26 | $17.47 | $11.82 | $14.59 | $16.11 | $16.59 | $18.07 |
| Value at end of period | $15.48 | $16.11 | $17.47 | $17.47 | $11.82 | $14.59 | $16.11 | $16.59 | $18.07 | $21.00 |
| Number of accumulation units outstanding at end of period | 2,059 | 253 | 270 | 237 | 178 | 177 | 177 | 361 | 177 | 177 |
| **COLUMBIA DIVERSIFIED EQUITY INCOME FUND** | | | | | | | | | | |
| (Funds were first received in this option during July 2008) | | | | | | | | | | |
| Value at beginning of period | | | | | $8.87 | $6.16 | $7.73 | $8.85 | $8.28 | $9.38 |
| Value at end of period | | | | | $6.16 | $7.73 | $8.85 | $8.28 | $9.38 | $12.08 |
| Number of accumulation units outstanding at end of period | | | | | 150 | 989 | 1,129 | 0 | 0 | 0 |
| **COLUMBIA MID CAP VALUE FUND (CLASS A)** | | | | | | | | | | |
| (Funds were first received in this option during July 2010) | | | | | | | | | | |
| Value at beginning of period | | | | | | | $8.10 | $9.58 | $9.03 | $10.36 |
| Value at end of period | | | | | | | $9.58 | $9.03 | $10.36 | $13.80 |
| Number of accumulation units outstanding at end of period | | | | | | | 118 | 125 | 124 | 124 |
| **EUROPACIFIC GROWTH FUND®** | | | | | | | | | | |
| Value at beginning of period | $11.43 | $11.43 | $13.63 | $16.36 | $19.16 | $11.22 | $15.38 | $16.57 | $14.10 | $16.56 |
| Value at end of period | $11.43 | $13.63 | $16.36 | $19.16 | $11.22 | $15.38 | $16.57 | $14.10 | $16.56 | $19.61 |
| Number of accumulation units outstanding at end of period | 3 | 454 | 474 | 461 | 809 | 1,609 | 1,235 | 2,203 | 1,965 | 1,963 |
| **FIDELITY® VIP CONTRAFUND® PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $19.30 | $21.95 | $25.29 | $27.83 | $32.24 | $18.26 | $24.41 | $28.18 | $27.06 | $31.04 |
| Value at end of period | $21.95 | $25.29 | $27.83 | $32.24 | $18.26 | $24.41 | $28.18 | $27.06 | $31.04 | $40.14 |
| Number of accumulation units outstanding at end of period | 20,847 | 13,836 | 12,425 | 5,944 | 6,546 | 6,050 | 4,140 | 4,221 | 2,578 | 1,623 |
| **FIDELITY® VIP EQUITY-INCOME PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $16.46 | $18.09 | $18.86 | $22.34 | $22.34 | $12.62 | $16.19 | $18.36 | $18.26 | $21.11 |
| Value at end of period | $18.09 | $18.86 | $22.34 | $22.34 | $12.62 | $16.19 | $18.36 | $18.26 | $21.11 | $26.64 |
| Number of accumulation units outstanding at end of period | 9,873 | 6,966 | 6,429 | 2,236 | 2,271 | 3,869 | 2,067 | 3,167 | 1,472 | 976 |
| **FIDELITY® VIP GROWTH PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $14.98 | $15.25 | $15.90 | $16.74 | $20.93 | $10.89 | $13.77 | $16.84 | $16.62 | $18.78 |
| Value at end of period | $15.25 | $15.90 | $16.74 | $20.93 | $10.89 | $13.77 | $16.84 | $16.62 | $18.78 | $25.22 |
| Number of accumulation units outstanding at end of period | 18,809 | 9,970 | 8,551 | 4,855 | 6,516 | 7,724 | 5,694 | 10,097 | 4,985 | 2,698 |
| **FIDELITY® VIP OVERSEAS PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $12.51 | $14.00 | $16.42 | $19.10 | $22.08 | $12.22 | $15.23 | $16.97 | $13.85 | $16.47 |
| Value at end of period | $14.00 | $16.42 | $19.10 | $22.08 | $12.22 | $15.23 | $16.97 | $13.85 | $16.47 | $21.17 |
| Number of accumulation units outstanding at end of period | 1,862 | 554 | 1,136 | 1,133 | 1,146 | 1,785 | 1,135 | 2,431 | 1,060 | 333 |
| **FRANKLIN SMALL CAP VALUE SECURITIES FUND** | | | | | | | | | | |
| Value at beginning of period | $11.96 | $14.58 | $15.62 | $18.01 | $17.32 | $11.43 | $14.54 | $18.36 | $17.41 | $20.30 |
| Value at end of period | $14.58 | $15.62 | $18.01 | $17.32 | $11.43 | $14.54 | $18.36 | $17.41 | $20.30 | $27.25 |
| Number of accumulation units outstanding at end of period | 1,132 | 683 | 643 | 705 | 768 | 325 | 0 | 726 | 334 | 8 |
| **FUNDAMENTAL INVESTORS℠** | | | | | | | | | | |
| (Funds were first received in this option during October 2009) | | | | | | | | | | |
| Value at beginning of period | | | | | | $7.39 | $8.00 | $8.98 | $8.68 | $10.01 |
| Value at end of period | | | | | | $8.00 | $8.98 | $8.68 | $10.01 | $12.97 |
| Number of accumulation units outstanding at end of period | | | | | | 456 | 1,151 | 1,989 | 1,681 | 1,384 |
| **ING AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during June 2011) | | | | | | | | | | |
| Value at beginning of period | | | | | | | | $17.46 | $16.50 | $18.91 |
| Value at end of period | | | | | | | | $16.50 | $18.91 | $24.47 |
| Number of accumulation units outstanding at end of period | | | | | | | | 2 | 531 | 531 |

**Condensed Financial Information (continued)**

| | 2004 | 2005 | 2006 | 2007 | 2008 | 2009 | 2010 | 2011 | 2012 | 2013 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING BALANCED PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $16.16 | $17.42 | $17.89 | $19.38 | $20.16 | $14.28 | $16.77 | $18.85 | $18.33 | $20.52 |
| Value at end of period | $17.42 | $17.89 | $19.38 | $20.16 | $14.28 | $16.77 | $18.85 | $18.33 | $20.52 | $23.59 |
| Number of accumulation units outstanding at end of period | 2,449 | 939 | 844 | 1,097 | 1,357 | 1,459 | 1,420 | 599 | 561 | 459 |
| **ING BARON GROWTH PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $11.40 | $14.37 | $15.20 | $17.25 | $18.03 | $10.44 | $13.90 | $17.32 | $17.44 | $20.56 |
| Value at end of period | $14.37 | $15.20 | $17.25 | $18.03 | $10.44 | $13.90 | $17.32 | $17.44 | $20.56 | $28.13 |
| Number of accumulation units outstanding at end of period | 1,075 | 4 | 4 | 89 | 265 | 31 | 75 | 412 | 758 | 726 |
| **ING BLACKROCK HEALTH SCIENCES OPPORTUNITIES PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during January 2008) | | | | | | | | | | |
| Value at beginning of period | | | | | $12.50 | $9.43 | $11.15 | $11.76 | $12.13 | $14.19 |
| Value at end of period | | | | | $9.43 | $11.15 | $11.76 | $12.13 | $14.19 | $20.18 |
| Number of accumulation units outstanding at end of period | | | | | 5 | 512 | 539 | 587 | 511 | 511 |
| **ING BLACKROCK LARGE CAP GROWTH PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2007) | | | | | | | | | | |
| Value at beginning of period | | | | $10.68 | $10.40 | $6.25 | $8.04 | $9.00 | $8.75 | $9.90 |
| Value at end of period | | | | $10.40 | $6.25 | $8.04 | $9.00 | $8.75 | $9.90 | $13.01 |
| Number of accumulation units outstanding at end of period | | | | 3,672 | 2,742 | 5,417 | 2,286 | 6,121 | 2,996 | 406 |
| **ING CLARION GLOBAL REAL ESTATE PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during September 2008) | | | | | | | | | | |
| Value at beginning of period | | | | | $9.74 | $6.69 | $8.82 | $10.11 | $9.44 | $11.73 |
| Value at end of period | | | | | $6.69 | $8.82 | $10.11 | $9.44 | $11.73 | $12.01 |
| Number of accumulation units outstanding at end of period | | | | | 6 | 0 | 0 | 0 | 0 | 0 |
| **ING CLARION REAL ESTATE PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during December 2006) | | | | | | | | | | |
| Value at beginning of period | | | $12.36 | $12.28 | $9.95 | $6.03 | $8.07 | $10.17 | $10.97 | $12.49 |
| Value at end of period | | | $12.28 | $9.95 | $6.03 | $8.07 | $10.17 | $10.97 | $12.49 | $12.55 |
| Number of accumulation units outstanding at end of period | | | 13 | 42 | 68 | 6 | 6 | 6 | 0 | 0 |
| **ING COLUMBIA CONTRARIAN CORE PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during November 2007) | | | | | | | | | | |
| Value at beginning of period | | | | $20.10 | $20.69 | $12.39 | $16.06 | $17.73 | $16.65 | $18.41 |
| Value at end of period | | | | $20.69 | $12.39 | $16.06 | $17.73 | $16.65 | $18.41 | $24.44 |
| Number of accumulation units outstanding at end of period | | | | 4 | 27 | 0 | 0 | 0 | 0 | 0 |
| **ING COLUMBIA SMALL CAP VALUE II PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during July 2011) | | | | | | | | | | |
| Value at beginning of period | | | | | | | | $10.70 | $9.62 | $10.82 |
| Value at end of period | | | | | | | | $9.62 | $10.82 | $14.92 |
| Number of accumulation units outstanding at end of period | | | | | | | | 79 | 0 | 0 |
| **ING FMR<sup>SM</sup> DIVERSIFIED MID CAP PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during July 2008) | | | | | | | | | | |
| Value at beginning of period | | | | | $13.44 | $8.80 | $12.06 | $15.25 | $13.38 | $15.11 |
| Value at end of period | | | | | $8.80 | $12.06 | $15.25 | $13.38 | $15.11 | $20.25 |
| Number of accumulation units outstanding at end of period | | | | | 38 | 634 | 126 | 516 | 467 | 405 |
| **ING GLOBAL BOND PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2005) | | | | | | | | | | |
| Value at beginning of period | | $9.88 | $9.99 | $10.67 | $11.56 | $9.62 | $11.39 | $13.16 | $13.44 | $14.12 |
| Value at end of period | | $9.99 | $10.67 | $11.56 | $9.62 | $11.39 | $13.16 | $13.44 | $14.12 | $13.35 |
| Number of accumulation units outstanding at end of period | | 1,048 | 1,060 | 1,120 | 699 | 1,304 | 454 | 1,076 | 1,412 | 288 |
| **ING GLOBAL RESOURCES PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during November 2007) | | | | | | | | | | |
| Value at beginning of period | | | | $12.50 | $13.42 | $7.80 | $10.57 | $12.66 | $11.33 | $10.85 |
| Value at end of period | | | | $13.42 | $7.80 | $10.57 | $12.66 | $11.33 | $10.85 | $12.14 |
| Number of accumulation units outstanding at end of period | | | | 6 | 40 | 1,588 | 1,594 | 775 | 778 | 762 |

CFI 304

**Condensed Financial Information (continued)**

| | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING GROWTH AND INCOME PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $16.60 | $14.55 | $14.81 | $13.17 | $10.27 | $16.71 | $15.80 | $14.04 | $13.18 | $12.34 |
| Value at end of period | $21.36 | $16.60 | $14.55 | $14.81 | $13.17 | $10.27 | $16.71 | $15.80 | $14.04 | $13.18 |
| Number of accumulation units outstanding at end of period | 3,220 | 7,133 | 9,334 | 10,332 | 13,350 | 7,858 | 7,122 | 8,085 | 8,020 | 10,520 |
| **ING INDEX PLUS LARGECAP PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $20.59 | $18.26 | $18.56 | $16.53 | $13.62 | $22.02 | $21.28 | $18.85 | $18.16 | $16.67 |
| Value at end of period | $26.96 | $20.59 | $18.26 | $18.56 | $16.53 | $13.62 | $22.02 | $21.28 | $18.85 | $18.16 |
| Number of accumulation units outstanding at end of period | 2,043 | 2,318 | 5,764 | 2,891 | 6,208 | 3,313 | 3,243 | 4,510 | 6,666 | 10,028 |
| **ING INDEX PLUS MIDCAP PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $24.53 | $21.16 | $21.73 | $18.09 | $13.94 | $22.67 | $21.82 | $20.24 | $18.48 | $16.09 |
| Value at end of period | $32.52 | $24.53 | $21.16 | $21.73 | $18.09 | $13.94 | $22.67 | $21.82 | $20.24 | $18.48 |
| Number of accumulation units outstanding at end of period | 1,143 | 1,737 | 2,318 | 2,168 | 3,104 | 2,902 | 2,693 | 5,353 | 6,815 | 10,138 |
| **ING INDEX PLUS SMALLCAP PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $16.74 | $15.12 | $15.46 | $12.77 | $10.39 | $15.87 | $17.18 | $15.33 | $14.45 | $12.02 |
| Value at end of period | $23.53 | $16.74 | $15.12 | $15.46 | $12.77 | $10.39 | $15.87 | $17.18 | $15.33 | $14.45 |
| Number of accumulation units outstanding at end of period | 15 | 509 | 2,426 | 28 | 719 | 612 | 514 | 980 | 1,096 | 2,042 |
| **ING INTERMEDIATE BOND PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $20.69 | $19.20 | $18.13 | $16.75 | $15.24 | $16.91 | $16.19 | $15.79 | $15.54 | $15.04 |
| Value at end of period | $20.36 | $20.69 | $19.20 | $18.13 | $16.75 | $15.24 | $16.91 | $16.19 | $15.79 | $15.54 |
| Number of accumulation units outstanding at end of period | 41 | 42 | 1,295 | 977 | 1,491 | 1,041 | 1,018 | 977 | 2,138 | 8,669 |
| **ING INTERNATIONAL INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during August 2009) | | | | | | | | | | |
| Value at beginning of period | $8.00 | $6.84 | $7.91 | $7.44 | $6.86 | | | | | |
| Value at end of period | $9.57 | $8.00 | $6.84 | $7.91 | $7.44 | | | | | |
| Number of accumulation units outstanding at end of period | 12 | 12 | 36 | 37 | 38 | | | | | |
| **ING INTERNATIONAL VALUE PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $12.68 | $10.80 | $12.89 | $12.77 | $10.19 | $18.07 | $16.17 | $12.68 | $11.76 | $10.17 |
| Value at end of period | $15.15 | $12.68 | $10.80 | $12.89 | $12.77 | $10.19 | $18.07 | $16.17 | $12.68 | $11.76 |
| Number of accumulation units outstanding at end of period | 0 | 0 | 12 | 807 | 626 | 1,363 | 1,138 | 886 | 701 | 1,089 |
| **ING INVESCO COMSTOCK PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $13.82 | $11.83 | $12.26 | $10.81 | $8.54 | $13.64 | $14.17 | $12.42 | $12.18 | $10.59 |
| Value at end of period | $18.38 | $13.82 | $11.83 | $12.26 | $10.81 | $8.54 | $13.64 | $14.17 | $12.42 | $12.18 |
| Number of accumulation units outstanding at end of period | 1,114 | 1,115 | 489 | 0 | 0 | 40 | 341 | 334 | 326 | 1,414 |
| **ING INVESCO EQUITY AND INCOME PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2005) | | | | | | | | | | |
| Value at beginning of period | $13.20 | $11.88 | $12.19 | $11.01 | $9.11 | $12.07 | $11.84 | $10.66 | $9.97 | |
| Value at end of period | $16.24 | $13.20 | $11.88 | $12.19 | $11.01 | $9.11 | $12.07 | $11.84 | $10.66 | |
| Number of accumulation units outstanding at end of period | 3,737 | 3,741 | 7,593 | 4,626 | 5,770 | 7,418 | 4,996 | 7,363 | 8,473 | |
| **ING INVESCO GROWTH AND INCOME PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during January 2008) | | | | | | | | | | |
| Value at beginning of period | $12.51 | $11.08 | $11.50 | $10.38 | $8.50 | $11.70 | | | | |
| Value at end of period | $16.50 | $12.51 | $11.08 | $11.50 | $10.38 | $8.50 | | | | |
| Number of accumulation units outstanding at end of period | 0 | 0 | 282 | 0 | 0 | 4 | | | | |
| **ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2006) | | | | | | | | | | |
| Value at beginning of period | $22.18 | $18.90 | $23.48 | $19.81 | $11.72 | $24.42 | $17.90 | $15.75 | | |
| Value at end of period | $20.60 | $22.18 | $18.90 | $23.48 | $19.81 | $11.72 | $24.42 | $17.90 | | |
| Number of accumulation units outstanding at end of period | 73 | 74 | 231 | 581 | 449 | 171 | 120 | 351 | | |
| **ING JPMORGAN MID CAP VALUE PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during August 2007) | | | | | | | | | | |
| Value at beginning of period | $20.21 | $17.09 | $17.04 | $14.07 | $11.36 | $17.23 | $17.58 | | | |
| Value at end of period | $26.18 | $20.21 | $17.09 | $17.04 | $14.07 | $11.36 | $17.23 | | | |
| Number of accumulation units outstanding at end of period | 1,362 | 1,317 | 216 | 1 | 1 | 99 | 44 | | | |

**Condensed Financial Information (continued)**

| | 2004 | 2005 | 2006 | 2007 | 2008 | 2009 | 2010 | 2011 | 2012 | 2013 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during October 2009) | | | | | | | | | | |
| Value at beginning of period | | | | | | $9.91 | $10.86 | $13.56 | $13.18 | $15.41 |
| Value at end of period | | | | | | $10.86 | $13.56 | $13.18 | $15.41 | $21.09 |
| Number of accumulation units outstanding at end of period | | | | | | 27 | 83 | 127 | 134 | 134 |
| **ING LARGE CAP GROWTH PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during January 2011) | | | | | | | | | | |
| Value at beginning of period | | | | | | | | $10.30 | $10.27 | $11.94 |
| Value at end of period | | | | | | | | $10.27 | $11.94 | $15.41 |
| Number of accumulation units outstanding at end of period | | | | | | | | 5,342 | 4,629 | 2,608 |
| **ING LARGE CAP VALUE PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during July 2007) | | | | | | | | | | |
| Value at beginning of period | | | | $9.31 | $9.07 | $6.25 | $6.93 | $8.15 | $8.31 | $9.39 |
| Value at end of period | | | | $9.07 | $6.25 | $6.93 | $8.15 | $8.31 | $9.39 | $12.11 |
| Number of accumulation units outstanding at end of period | | | | 1,224 | 1,156 | 3,288 | 2,288 | 3,488 | 1,913 | 2,160 |
| **ING MFS TOTAL RETURN PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $12.19 | $13.07 | $13.25 | $14.61 | $14.97 | $11.45 | $13.30 | $14.39 | $14.40 | $15.77 |
| Value at end of period | $13.07 | $13.25 | $14.61 | $14.97 | $11.45 | $13.30 | $14.39 | $14.40 | $15.77 | $18.44 |
| Number of accumulation units outstanding at end of period | 1,032 | 361 | 263 | 439 | 597 | 1,477 | 587 | 365 | 200 | 200 |
| **ING MFS UTILITIES PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during February 2006) | | | | | | | | | | |
| Value at beginning of period | | | $11.75 | $14.68 | $18.42 | $11.30 | $14.78 | $16.56 | $17.35 | $19.37 |
| Value at end of period | | | $14.68 | $18.42 | $11.30 | $14.78 | $16.56 | $17.35 | $19.37 | $22.93 |
| Number of accumulation units outstanding at end of period | | | 325 | 0 | 6 | 1,294 | 621 | 201 | 94 | 94 |
| **ING MIDCAP OPPORTUNITIES PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $9.28 | $10.19 | $11.08 | $11.77 | $14.57 | $8.96 | $12.48 | $16.02 | $15.71 | $17.67 |
| Value at end of period | $10.19 | $11.08 | $11.77 | $14.57 | $8.96 | $12.48 | $16.02 | $15.71 | $17.67 | $22.97 |
| Number of accumulation units outstanding at end of period | 593 | 252 | 152 | 80 | 76 | 0 | 22 | 189 | 71 | 365 |
| **ING MONEY MARKET PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $12.22 | $12.16 | $12.34 | $12.75 | $13.21 | $13.36 | $13.20 | $13.04 | $12.85 | $12.66 |
| Value at end of period | $12.16 | $12.34 | $12.75 | $13.21 | $13.36 | $13.20 | $13.04 | $12.85 | $12.66 | $12.47 |
| Number of accumulation units outstanding at end of period | 11,324 | 1,943 | 592 | 4,415 | 5,570 | 4,626 | 1,614 | 3,190 | 2,718 | 2,739 |
| **ING MULTI-MANAGER LARGE CAP CORE PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during October 2012) | | | | | | | | | | |
| Value at beginning of period | | | | | | | | | $10.22 | $10.38 |
| Value at end of period | | | | | | | | | $10.38 | $13.36 |
| Number of accumulation units outstanding at end of period | | | | | | | | | 830 | 706 |
| **ING OPPENHEIMER GLOBAL PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2005) | | | | | | | | | | |
| Value at beginning of period | | $10.01 | $11.62 | $13.51 | $14.18 | $8.34 | $11.47 | $13.11 | $11.87 | $14.23 |
| Value at end of period | | $11.62 | $13.51 | $14.18 | $8.34 | $11.47 | $13.11 | $11.87 | $14.23 | $17.81 |
| Number of accumulation units outstanding at end of period | | 30,913 | 24,167 | 13,201 | 14,371 | 23,132 | 11,567 | 18,889 | 10,419 | 3,627 |
| **ING PIMCO HIGH YIELD PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during December 2009) | | | | | | | | | | |
| Value at beginning of period | | | | | | $12.67 | $12.78 | $14.39 | $14.80 | $16.62 |
| Value at end of period | | | | | | $12.78 | $14.39 | $14.80 | $16.62 | $17.30 |
| Number of accumulation units outstanding at end of period | | | | | | 611 | 793 | 495 | 343 | 343 |
| **ING PIMCO TOTAL RETURN PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $10.97 | $11.27 | $11.33 | $11.61 | $12.51 | $12.30 | $13.65 | $14.46 | $14.71 | $15.64 |
| Value at end of period | $11.27 | $11.33 | $11.61 | $12.51 | $12.30 | $13.65 | $14.46 | $14.71 | $15.64 | $15.11 |
| Number of accumulation units outstanding at end of period | 10,279 | 2,363 | 4,056 | 9,128 | 9,583 | 6,208 | 6,207 | 6,669 | 674 | 5,062 |

**Condensed Financial Information (continued)**

| | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING PIONEER HIGH YIELD PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during March 2007) | | | | | | | | | | |
| Value at beginning of period | $16.59 | $14.49 | $14.82 | $12.64 | $7.68 | $11.04 | $10.95 | | | |
| Value at end of period | $18.36 | $16.59 | $14.49 | $14.82 | $12.64 | $7.68 | $11.04 | | | |
| Number of accumulation units outstanding at end of period | 0 | 0 | 0 | 0 | 0 | 9 | 1 | | | |
| **ING RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during December 2011) | | | | | | | | | | |
| Value at beginning of period | $16.10 | $14.28 | $14.28 | | | | | | | |
| Value at end of period | $20.94 | $16.10 | $14.28 | | | | | | | |
| Number of accumulation units outstanding at end of period | 0 | 0 | 32 | | | | | | | |
| **ING RUSSELL™ LARGE CAP INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during July 2009) | | | | | | | | | | |
| Value at beginning of period | $10.25 | $9.00 | $8.91 | $8.06 | $6.86 | | | | | |
| Value at end of period | $13.33 | $10.25 | $9.00 | $8.91 | $8.06 | | | | | |
| Number of accumulation units outstanding at end of period | 0 | 0 | 49 | 0 | 839 | | | | | |
| **ING RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during December 2011) | | | | | | | | | | |
| Value at beginning of period | $14.63 | $12.81 | $12.81 | | | | | | | |
| Value at end of period | $18.94 | $14.63 | $12.81 | | | | | | | |
| Number of accumulation units outstanding at end of period | 0 | 0 | 34 | | | | | | | |
| **ING SMALL COMPANY PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $32.14 | $28.49 | $29.66 | $24.20 | $19.26 | $28.36 | $27.19 | $23.63 | $21.75 | $19.30 |
| Value at end of period | $43.62 | $32.14 | $28.49 | $29.66 | $24.20 | $19.26 | $28.36 | $27.19 | $23.63 | $21.75 |
| Number of accumulation units outstanding at end of period | 1,292 | 2,202 | 2,870 | 2,327 | 4,023 | 2,623 | 2,629 | 2,829 | 3,175 | 5,623 |
| **ING SOLUTION 2015 PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during July 2010) | | | | | | | | | | |
| Value at beginning of period | $12.25 | $11.16 | $11.41 | $10.56 | | | | | | |
| Value at end of period | $13.17 | $12.25 | $11.16 | $11.41 | | | | | | |
| Number of accumulation units outstanding at end of period | 0 | 0 | 5,220 | 773 | | | | | | |
| **ING SOLUTION 2025 PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during February 2006) | | | | | | | | | | |
| Value at beginning of period | $12.02 | $10.75 | $11.26 | $10.05 | $8.11 | $12.45 | $12.08 | $11.18 | | |
| Value at end of period | $13.77 | $12.02 | $10.75 | $11.26 | $10.05 | $8.11 | $12.45 | $12.08 | | |
| Number of accumulation units outstanding at end of period | 1,603 | 1,603 | 1,664 | 96 | 1,297 | 0 | 0 | 1,452 | | |
| **ING SOLUTION 2035 PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during October 2006) | | | | | | | | | | |
| Value at beginning of period | $12.15 | $10.72 | $11.41 | $10.11 | $7.99 | $12.88 | $12.42 | $11.91 | | |
| Value at end of period | $14.41 | $12.15 | $10.72 | $11.41 | $10.11 | $7.99 | $12.88 | $12.42 | | |
| Number of accumulation units outstanding at end of period | 676 | 678 | 2,449 | 740 | 685 | 2,270 | 1,810 | 425 | | |
| **ING SOLUTION 2045 PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during December 2010) | | | | | | | | | | |
| Value at beginning of period | $12.15 | $10.68 | $11.43 | $11.20 | | | | | | |
| Value at end of period | $14.77 | $12.15 | $10.68 | $11.43 | | | | | | |
| Number of accumulation units outstanding at end of period | 0 | 0 | 737 | 28 | | | | | | |
| **ING SOLUTION 2055 PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during December 2010) | | | | | | | | | | |
| Value at beginning of period | $12.24 | $10.75 | $11.50 | $11.27 | | | | | | |
| Value at end of period | $14.89 | $12.24 | $10.75 | $11.50 | | | | | | |
| Number of accumulation units outstanding at end of period | 0 | 0 | 917 | 18 | | | | | | |
| **ING SOLUTION BALANCED PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during September 2009) | | | | | | | | | | |
| Value at beginning of period | $10.10 | $9.02 | $9.39 | $8.45 | $8.17 | | | | | |
| Value at end of period | $11.51 | $10.10 | $9.02 | $9.39 | $8.45 | | | | | |
| Number of accumulation units outstanding at end of period | 401 | 293 | 174 | 189 | 163 | | | | | |

CFI 307

# Condensed Financial Information (continued)

| | 2004 | 2005 | 2006 | 2007 | 2008 | 2009 | 2010 | 2011 | 2012 | 2013 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING SOLUTION INCOME PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during January 2011) | | | | | | | | | | |
| Value at beginning of period | | | | | | | | $11.59 | $11.41 | $12.34 |
| Value at end of period | | | | | | | | $11.41 | $12.34 | $13.00 |
| Number of accumulation units outstanding at end of period | | | | | | | | 671 | 673 | 804 |
| **ING SOLUTION MODERATELY CONSERVATIVE PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during November 2009) | | | | | | | | | | |
| Value at beginning of period | | | | | | $8.95 | $9.04 | $9.90 | $9.68 | $10.68 |
| Value at end of period | | | | | | $9.04 | $9.90 | $9.68 | $10.68 | $11.53 |
| Number of accumulation units outstanding at end of period | | | | | | 3 | 134 | 258 | 374 | 438 |
| **ING STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $14.27 | $15.18 | $15.53 | $16.58 | $17.28 | $13.01 | $15.11 | $16.53 | $16.57 | $18.34 |
| Value at end of period | $15.18 | $15.53 | $16.58 | $17.28 | $13.01 | $15.11 | $16.53 | $16.57 | $18.34 | $20.25 |
| Number of accumulation units outstanding at end of period | 1,064 | 556 | 249 | 248 | 247 | 246 | 228 | 227 | 149 | 149 |
| **ING STRATEGIC ALLOCATION GROWTH PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $13.87 | $15.30 | $16.01 | $17.85 | $18.47 | $11.63 | $14.35 | $15.99 | $15.29 | $17.32 |
| Value at end of period | $15.30 | $16.01 | $17.85 | $18.47 | $11.63 | $14.35 | $15.99 | $15.29 | $17.32 | $20.88 |
| Number of accumulation units outstanding at end of period | 4,965 | 2,779 | 2,872 | 2,986 | 2,745 | 1,762 | 1,655 | 1,667 | 1,045 | 873 |
| **ING STRATEGIC ALLOCATION MODERATE PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $13.85 | $15.04 | $15.52 | $16.99 | $17.66 | $12.09 | $14.51 | $16.02 | $15.69 | $17.55 |
| Value at end of period | $15.04 | $15.52 | $16.99 | $17.66 | $12.09 | $14.51 | $16.02 | $15.69 | $17.55 | $20.16 |
| Number of accumulation units outstanding at end of period | 11,097 | 5,131 | 3,434 | 1,435 | 1,272 | 1,641 | 1,232 | 1,571 | 858 | 151 |
| **ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during October 2005) | | | | | | | | | | |
| Value at beginning of period | | $10.72 | $10.91 | $12.33 | $12.68 | $9.05 | $11.88 | $13.35 | $13.53 | $15.26 |
| Value at end of period | | $10.91 | $12.33 | $12.68 | $9.05 | $11.88 | $13.35 | $13.53 | $15.26 | $18.36 |
| Number of accumulation units outstanding at end of period | | 844 | 1,813 | 741 | 995 | 1,320 | 2,937 | 5,011 | 4,807 | 5,666 |
| **ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2005) | | | | | | | | | | |
| Value at beginning of period | | $9.93 | $11.07 | $11.90 | $13.29 | $7.44 | $10.73 | $13.59 | $12.89 | $14.75 |
| Value at end of period | | $11.07 | $11.90 | $13.29 | $7.44 | $10.73 | $13.59 | $12.89 | $14.75 | $19.64 |
| Number of accumulation units outstanding at end of period | | 15,601 | 14,603 | 8,707 | 11,581 | 13,852 | 9,032 | 16,659 | 8,737 | 8,201 |
| **ING T. ROWE PRICE EQUITY INCOME PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $12.84 | $14.62 | $14.97 | $17.56 | $17.82 | $11.29 | $13.90 | $15.74 | $15.37 | $17.75 |
| Value at end of period | $14.62 | $14.97 | $17.56 | $17.82 | $11.29 | $13.90 | $15.74 | $15.37 | $17.75 | $22.68 |
| Number of accumulation units outstanding at end of period | 206 | 388 | 230 | 378 | 517 | 511 | 511 | 379 | 268 | 268 |
| **ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $16.99 | $18.41 | $19.26 | $21.50 | $23.27 | $13.25 | $18.66 | $21.48 | $20.93 | $24.52 |
| Value at end of period | $18.41 | $19.26 | $21.50 | $23.27 | $13.25 | $18.66 | $21.48 | $20.93 | $24.52 | $33.64 |
| Number of accumulation units outstanding at end of period | 2,874 | 1,484 | 1,237 | 1,235 | 1,335 | 4,894 | 1,125 | 3,000 | 2,349 | 299 |
| **ING TEMPLETON FOREIGN EQUITY PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2008) | | | | | | | | | | |
| Value at beginning of period | | | | | $10.20 | $6.27 | $8.17 | $8.76 | $7.59 | $8.89 |
| Value at end of period | | | | | $6.27 | $8.17 | $8.76 | $7.59 | $8.89 | $10.54 |
| Number of accumulation units outstanding at end of period | | | | | 4,559 | 4,407 | 2,131 | 1,886 | 1,888 | 936 |
| **ING U.S. BOND INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during August 2010) | | | | | | | | | | |
| Value at beginning of period | | | | | | | $11.18 | $11.09 | $11.71 | $11.98 |
| Value at end of period | | | | | | | $11.09 | $11.71 | $11.98 | $11.50 |
| Number of accumulation units outstanding at end of period | | | | | | | 111 | 730 | 0 | 0 |

# Condensed Financial Information (continued)

| | 2004 | 2005 | 2006 | 2007 | 2008 | 2009 | 2010 | 2011 | 2012 | 2013 |
|---|---|---|---|---|---|---|---|---|---|---|
| **INVESCO MID CAP CORE EQUITY FUND** | | | | | | | | | | |
| (Funds were first received in this option during October 2009) | | | | | | | | | | |
| Value at beginning of period | | | | | | $11.43 | $12.24 | $13.57 | $12.54 | $13.63 |
| Value at end of period | | | | | | $12.24 | $13.57 | $12.54 | $13.63 | $17.35 |
| Number of accumulation units outstanding at end of period | | | | | | 24 | 172 | 313 | 128 | 128 |
| **INVESCO V.I. AMERICAN FRANCHISE FUND** | | | | | | | | | | |
| (Funds were first received in this option during April 2012) | | | | | | | | | | |
| Value at beginning of period | | | | | | | | | $37.15 | $35.85 |
| Value at end of period | | | | | | | | | $35.85 | $49.49 |
| Number of accumulation units outstanding at end of period | | | | | | | | | 348 | 316 |
| **INVESCO V.I. CORE EQUITY FUND** | | | | | | | | | | |
| (Funds were first received in this option during November 2008) | | | | | | | | | | |
| Value at beginning of period | | | | | $10.40 | $7.16 | $9.05 | $9.76 | $9.61 | $10.78 |
| Value at end of period | | | | | $7.16 | $9.05 | $9.76 | $9.61 | $10.78 | $13.73 |
| Number of accumulation units outstanding at end of period | | | | | 2,674 | 2,693 | 2,109 | 6,554 | 2,176 | 2,174 |
| **JANUS ASPEN ENTERPRISE PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during November 2008) | | | | | | | | | | |
| Value at beginning of period | | | | | $10.92 | $11.48 | $16.37 | $20.30 | $19.71 | $22.78 |
| Value at end of period | | | | | $11.48 | $16.37 | $20.30 | $19.71 | $22.78 | $29.71 |
| Number of accumulation units outstanding at end of period | | | | | 13 | 13 | 13 | 13 | 13 | 13 |
| **JANUS ASPEN FLEXIBLE BOND PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during November 2008) | | | | | | | | | | |
| Value at beginning of period | | | | | $18.25 | $18.97 | $21.16 | $22.51 | $23.67 | $25.26 |
| Value at end of period | | | | | $18.97 | $21.16 | $22.51 | $23.67 | $25.26 | $24.85 |
| Number of accumulation units outstanding at end of period | | | | | 8 | 8 | 8 | 8 | 8 | 8 |
| **JANUS ASPEN GLOBAL RESEARCH PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during November 2008) | | | | | | | | | | |
| Value at beginning of period | | | | | $10.99 | $11.78 | $15.98 | $18.23 | $15.49 | $18.33 |
| Value at end of period | | | | | $11.78 | $15.98 | $18.23 | $15.49 | $18.33 | $23.18 |
| Number of accumulation units outstanding at end of period | | | | | 4 | 4 | 4 | 4 | 4 | 4 |
| **LAZARD U.S. MID CAP EQUITY PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during December 2009) | | | | | | | | | | |
| Value at beginning of period | | | | | | $7.12 | $7.19 | $8.72 | $8.09 | $8.40 |
| Value at end of period | | | | | | $7.19 | $8.72 | $8.09 | $8.40 | $10.98 |
| Number of accumulation units outstanding at end of period | | | | | | 2,159 | 2,445 | 0 | 0 | 0 |
| **LOOMIS SAYLES SMALL CAP VALUE FUND** | | | | | | | | | | |
| (Funds were first received in this option during August 2008) | | | | | | | | | | |
| Value at beginning of period | | | | | $10.07 | $7.14 | $9.04 | $11.11 | $10.75 | $12.29 |
| Value at end of period | | | | | $7.14 | $9.04 | $11.11 | $10.75 | $12.29 | $16.41 |
| Number of accumulation units outstanding at end of period | | | | | 4 | 0 | 93 | 154 | 0 | 0 |
| **LORD ABBETT SERIES FUND - MID CAP STOCK PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $10.19 | $12.45 | $13.28 | $14.68 | $14.54 | $8.69 | $10.84 | $13.39 | $12.66 | $14.29 |
| Value at end of period | $12.45 | $13.28 | $14.68 | $14.54 | $8.69 | $10.84 | $13.39 | $12.66 | $14.29 | $18.34 |
| Number of accumulation units outstanding at end of period | 3,920 | 1,049 | 1,279 | 1,835 | 2,209 | 1,229 | 1,002 | 1,644 | 432 | 0 |
| **NEUBERGER BERMAN SOCIALLY RESPONSIVE FUND®** | | | | | | | | | | |
| (Funds were first received in this option during August 2007) | | | | | | | | | | |
| Value at beginning of period | | | | $11.28 | $11.28 | $6.79 | $8.72 | $10.53 | $10.06 | $10.98 |
| Value at end of period | | | | $11.28 | $6.79 | $8.72 | $10.53 | $10.06 | $10.98 | $14.92 |
| Number of accumulation units outstanding at end of period | | | | 137 | 424 | 0 | 0 | 0 | 0 | 0 |
| **NEW PERSPECTIVE FUND®** | | | | | | | | | | |
| (Funds were first received in this option during July 2009) | | | | | | | | | | |
| Value at beginning of period | | | | | | $11.31 | $13.84 | $15.37 | $13.99 | $16.64 |
| Value at end of period | | | | | | $13.84 | $15.37 | $13.99 | $16.64 | $20.78 |
| Number of accumulation units outstanding at end of period | | | | | | 1,006 | 962 | 723 | 549 | 548 |

# Condensed Financial Information (continued)

| | 2004 | 2005 | 2006 | 2007 | 2008 | 2009 | 2010 | 2011 | 2012 | 2013 |
|---|---|---|---|---|---|---|---|---|---|---|
| **OPPENHEIMER DEVELOPING MARKETS FUND** | | | | | | | | | | |
| Value at beginning of period | $21.02 | $28.48 | $39.62 | $48.87 | $64.43 | $32.99 | $59.05 | $73.88 | $59.61 | $70.96 |
| Value at end of period | $28.48 | $39.62 | $48.87 | $64.43 | $32.99 | $59.05 | $73.88 | $59.61 | $70.96 | $75.74 |
| Number of accumulation units outstanding at end of period | 189 | 596 | 614 | 289 | 296 | 393 | 232 | 174 | 666 | 666 |
| **OPPENHEIMER GLOBAL FUND/VA** | | | | | | | | | | |
| (Funds were first received in this option during November 2008) | | | | | | | | | | |
| Value at beginning of period | | | | | $13.46 | $14.32 | $19.71 | $22.52 | $20.35 | $24.30 |
| Value at end of period | | | | | $14.32 | $19.71 | $22.52 | $20.35 | $24.30 | $30.48 |
| Number of accumulation units outstanding at end of period | | | | | 13 | 13 | 13 | 13 | 13 | 13 |
| **OPPENHEIMER MAIN STREET SMALL CAP FUND®/VA** | | | | | | | | | | |
| (Funds were first received in this option during February 2006) | | | | | | | | | | |
| Value at beginning of period | | | $12.43 | $13.26 | $12.90 | $7.90 | $10.68 | $12.98 | $12.51 | $14.54 |
| Value at end of period | | | $13.26 | $12.90 | $7.90 | $10.68 | $12.98 | $12.51 | $14.54 | $20.20 |
| Number of accumulation units outstanding at end of period | | | 307 | 6 | 42 | 0 | 0 | 136 | 0 | 0 |
| **PAX WORLD BALANCED FUND** | | | | | | | | | | |
| (Funds were first received in this option during December 2005) | | | | | | | | | | |
| Value at beginning of period | | $10.96 | $10.85 | $11.83 | $12.75 | $8.70 | $10.40 | $11.47 | $11.09 | $12.16 |
| Value at end of period | | $10.85 | $11.83 | $12.75 | $8.70 | $10.40 | $11.47 | $11.09 | $12.16 | $13.94 |
| Number of accumulation units outstanding at end of period | | 2 | 64 | 114 | 192 | 960 | 0 | 342 | 235 | 0 |
| **PIMCO VIT REAL RETURN PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $10.43 | $10.76 | $10.83 | $10.75 | $11.71 | $10.72 | $12.50 | $13.31 | $14.65 | $15.69 |
| Value at end of period | $10.76 | $10.83 | $10.75 | $11.71 | $10.72 | $12.50 | $13.31 | $14.65 | $15.69 | $14.03 |
| Number of accumulation units outstanding at end of period | 247 | 319 | 4 | 5 | 4 | 859 | 759 | 639 | 1,085 | 1,085 |
| **PIONEER EMERGING MARKETS VCT PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during October 2007) | | | | | | | | | | |
| Value at beginning of period | | | | $12.67 | $12.71 | $5.23 | $9.00 | $10.28 | $7.76 | $8.55 |
| Value at end of period | | | | $12.71 | $5.23 | $9.00 | $10.28 | $7.76 | $8.55 | $8.26 |
| Number of accumulation units outstanding at end of period | | | | 930 | 1,170 | 38 | 81 | 120 | 126 | 126 |
| **PIONEER HIGH YIELD VCT PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $9.89 | $10.63 | $10.67 | $11.41 | $11.89 | $7.57 | $11.96 | $13.91 | $13.47 | $15.41 |
| Value at end of period | $10.63 | $10.67 | $11.41 | $11.89 | $7.57 | $11.96 | $13.91 | $13.47 | $15.41 | $17.01 |
| Number of accumulation units outstanding at end of period | 41 | 101 | 1,094 | 643 | 516 | 583 | 844 | 509 | 183 | 183 |
| **SMALLCAP WORLD FUND®** | | | | | | | | | | |
| (Funds were first received in this option during December 2009) | | | | | | | | | | |
| Value at beginning of period | | | | | | $8.05 | $8.23 | $10.13 | $8.55 | $10.28 |
| Value at end of period | | | | | | $8.23 | $10.13 | $8.55 | $10.28 | $13.10 |
| Number of accumulation units outstanding at end of period | | | | | | 960 | 1,086 | 0 | 0 | 0 |
| **TEMPLETON GLOBAL BOND FUND** | | | | | | | | | | |
| Value at beginning of period | $11.45 | $11.59 | $11.07 | $12.37 | $13.50 | $14.14 | $16.56 | $18.38 | $17.68 | $20.16 |
| Value at end of period | $11.59 | $11.07 | $12.37 | $13.50 | $14.14 | $16.56 | $18.38 | $17.68 | $20.16 | $20.30 |
| Number of accumulation units outstanding at end of period | 209 | 526 | 570 | 1,023 | 1,557 | 893 | 1,279 | 1,477 | 2,074 | 2,072 |
| **THE BOND FUND OF AMERICA℠** | | | | | | | | | | |
| (Funds were first received in this option during August 2010) | | | | | | | | | | |
| Value at beginning of period | | | | | | | $10.44 | $10.38 | $10.89 | $11.36 |
| Value at end of period | | | | | | | $10.38 | $10.89 | $11.36 | $10.97 |
| Number of accumulation units outstanding at end of period | | | | | | | 59 | 59 | 0 | 0 |
| **THE GROWTH FUND OF AMERICA®** | | | | | | | | | | |
| Value at beginning of period | $9.56 | $10.80 | $12.15 | $13.28 | $14.50 | $8.70 | $11.53 | $12.76 | $11.96 | $14.20 |
| Value at end of period | $10.80 | $12.15 | $13.28 | $14.50 | $8.70 | $11.53 | $12.76 | $11.96 | $14.20 | $18.72 |
| Number of accumulation units outstanding at end of period | 476 | 1,482 | 1,172 | 704 | 649 | 1,554 | 1,134 | 3,270 | 2,355 | 1,673 |

CFI 310

# Condensed Financial Information (continued)

| | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 |
|---|---|---|---|---|---|---|---|---|---|---|
| **WANGER INTERNATIONAL** | | | | | | | | | | |
| (Funds were first received in this option during October 2007) | | | | | | | | | | |
| Value at beginning of period | $10.25 | $8.56 | $10.18 | $8.27 | $5.61 | $10.46 | $10.98 | | | |
| Value at end of period | $12.36 | $10.25 | $8.56 | $10.18 | $8.27 | $5.61 | $10.46 | | | |
| Number of accumulation units outstanding at end of period | 0 | 0 | 170 | 1,164 | 937 | 1,375 | 1,070 | | | |
| **WANGER SELECT** | | | | | | | | | | |
| Value at beginning of period | $15.27 | $13.08 | $16.13 | $12.94 | $7.90 | $15.75 | $14.62 | $12.40 | $11.39 | $11.03 |
| Value at end of period | $20.24 | $15.27 | $13.08 | $16.13 | $12.94 | $7.90 | $15.75 | $14.62 | $12.40 | $11.39 |
| Number of accumulation units outstanding at end of period | 847 | 848 | 169 | 1,552 | 1,273 | 789 | 787 | 717 | 925 | 430 |
| **WANGER USA** | | | | | | | | | | |
| Value at beginning of period | $15.88 | $13.44 | $14.13 | $11.63 | $8.30 | $13.97 | $13.46 | $12.66 | $11.55 | $9.56 |
| Value at end of period | $20.93 | $15.88 | $13.44 | $14.13 | $11.63 | $8.30 | $13.97 | $13.46 | $12.66 | $11.55 |
| Number of accumulation units outstanding at end of period | 0 | 0 | 120 | 1,076 | 913 | 275 | 349 | 324 | 941 | 442 |
| **WASHINGTON MUTUAL INVESTORS FUND℠** | | | | | | | | | | |
| Value at beginning of period | $13.18 | $11.89 | $11.28 | $10.11 | $8.62 | $13.09 | $12.79 | $11.01 | $10.80 | $9.98 |
| Value at end of period | $17.11 | $13.18 | $11.89 | $11.28 | $10.11 | $8.62 | $13.09 | $12.79 | $11.01 | $10.80 |
| Number of accumulation units outstanding at end of period | 466 | 245 | 723 | 0 | 0 | 149 | 170 | 133 | 569 | 380 |
| **WELLS FARGO ADVANTAGE SPECIAL SMALL CAP VALUE FUND** | | | | | | | | | | |
| Value at beginning of period | $23.72 | $21.22 | $22.02 | $18.23 | $14.25 | $21.20 | $23.41 | $19.58 | $17.99 | $15.35 |
| Value at end of period | $32.26 | $23.72 | $21.22 | $22.02 | $18.23 | $14.25 | $21.20 | $23.41 | $19.58 | $17.99 |
| Number of accumulation units outstanding at end of period | 0 | 0 | 4 | 4 | 4 | 21 | 45 | 28 | 26 | 83 |

## TABLE 34

FOR CONTRACTS ISSUED UNDER 403(b) PLANS AND DEFERRED COMPENSATION PLANS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 1.25%
(Selected data for accumulation units outstanding throughout each period)

| | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ALGER GREEN FUND** | | | | | | | | | | |
| (Funds were first received in this option during May 2009) | | | | | | | | | | |
| Value at beginning of period | $14.88 | $13.12 | $14.02 | $12.96 | $10.00 | | | | | |
| Value at end of period | $19.81 | $14.88 | $13.12 | $14.02 | $12.96 | | | | | |
| Number of accumulation units outstanding at end of period | 39,402 | 30,680 | 33,167 | 33,327 | 17,841 | | | | | |
| **ALLIANZGI NFJ LARGE-CAP VALUE FUND** | | | | | | | | | | |
| (Funds were first received in this option during June 2008) | | | | | | | | | | |
| Value at beginning of period | $8.82 | $7.82 | $7.78 | $6.99 | $6.09 | $9.61 | | | | |
| Value at end of period | $11.55 | $8.82 | $7.82 | $7.78 | $6.99 | $6.09 | | | | |
| Number of accumulation units outstanding at end of period | 0 | 0 | 0 | 426 | 426 | 426 | | | | |
| **AMANA GROWTH FUND** | | | | | | | | | | |
| (Funds were first received in this option during May 2009) | | | | | | | | | | |
| Value at beginning of period | $14.95 | $13.61 | $14.04 | $12.27 | $9.78 | | | | | |
| Value at end of period | $18.13 | $14.95 | $13.61 | $14.04 | $12.27 | | | | | |
| Number of accumulation units outstanding at end of period | 399,081 | 377,898 | 336,271 | 244,636 | 93,645 | | | | | |
| **AMANA INCOME FUND** | | | | | | | | | | |
| (Funds were first received in this option during May 2009) | | | | | | | | | | |
| Value at beginning of period | $14.51 | $13.40 | $13.31 | $12.01 | $9.81 | | | | | |
| Value at end of period | $18.58 | $14.51 | $13.40 | $13.31 | $12.01 | | | | | |
| Number of accumulation units outstanding at end of period | 623,524 | 553,337 | 490,630 | 376,353 | 142,723 | | | | | |
| **AMERICAN CENTURY® INFLATION-ADJUSTED BOND FUND** | | | | | | | | | | |
| (Funds were first received in this option during May 2009) | | | | | | | | | | |
| Value at beginning of period | $13.10 | $12.43 | $11.14 | $10.69 | $10.07 | | | | | |
| Value at end of period | $11.76 | $13.10 | $12.43 | $11.14 | $10.69 | | | | | |
| Number of accumulation units outstanding at end of period | 408,029 | 647,130 | 591,126 | 259,552 | 182,946 | | | | | |

# Condensed Financial Information (continued)

| | 2004 | 2005 | 2006 | 2007 | 2008 | 2009 | 2010 | 2011 | 2012 | 2013 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ARIEL FUND** | | | | | | | | | | |
| (Funds were first received in this option during May 2010) | | | | | | | | | | |
| Value at beginning of period | | | | | | | $10.25 | $11.54 | $10.10 | $12.01 |
| Value at end of period | | | | | | | $11.54 | $10.10 | $12.01 | $17.15 |
| Number of accumulation units outstanding at end of period | | | | | | | 38,754 | 83,460 | 66,427 | 192,705 |
| **ARTISAN INTERNATIONAL FUND** | | | | | | | | | | |
| (Funds were first received in this option during May 2008) | | | | | | | | | | |
| Value at beginning of period | | | | | $9.99 | $5.56 | $7.68 | $8.03 | $7.35 | $9.11 |
| Value at end of period | | | | | $5.56 | $7.68 | $8.03 | $7.35 | $9.11 | $11.26 |
| Number of accumulation units outstanding at end of period | | | | | 20,632 | 88,129 | 133,229 | 136,630 | 208,888 | 395,930 |
| **ASTON/FAIRPOINTE MID CAP FUND** | | | | | | | | | | |
| (Funds were first received in this option during May 2010) | | | | | | | | | | |
| Value at beginning of period | | | | | | | $9.49 | $11.71 | $10.81 | $12.43 |
| Value at end of period | | | | | | | $11.71 | $10.81 | $12.43 | $17.74 |
| Number of accumulation units outstanding at end of period | | | | | | | 93,780 | 169,341 | 189,894 | 373,361 |
| **BLACKROCK MID CAP VALUE OPPORTUNITIES FUND** | | | | | | | | | | |
| (Funds were first received in this option during June 2009) | | | | | | | | | | |
| Value at beginning of period | | | | | | $10.38 | $12.60 | $15.64 | $15.35 | $17.16 |
| Value at end of period | | | | | | $12.60 | $15.64 | $15.35 | $17.16 | $22.59 |
| Number of accumulation units outstanding at end of period | | | | | | 9,887 | 73,296 | 111,689 | 100,885 | 131,769 |
| **CALVERT VP SRI BALANCED PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $20.41 | $21.82 | $22.77 | $24.46 | $24.82 | $16.83 | $20.83 | $23.06 | $23.81 | $25.99 |
| Value at end of period | $21.82 | $22.77 | $24.46 | $24.82 | $16.83 | $20.83 | $23.06 | $23.81 | $25.99 | $30.28 |
| Number of accumulation units outstanding at end of period | 939,747 | 892,215 | 856,505 | 750,365 | 623,036 | 544,542 | 504,098 | 482,274 | 456,674 | 418,686 |
| **COHEN & STEERS REALTY SHARES, INC.** | | | | | | | | | | |
| (Funds were first received in this option during May 2011) | | | | | | | | | | |
| Value at beginning of period | | | | | | | | $9.95 | $9.46 | $10.81 |
| Value at end of period | | | | | | | | $9.46 | $10.81 | $11.00 |
| Number of accumulation units outstanding at end of period | | | | | | | | 24,589 | 63,769 | 86,635 |
| **COLUMBIA℠ ACORN® FUND** | | | | | | | | | | |
| (Funds were first received in this option during June 2008) | | | | | | | | | | |
| Value at beginning of period | | | | | $9.87 | $6.34 | $8.74 | $10.87 | $10.24 | $11.93 |
| Value at end of period | | | | | $6.34 | $8.74 | $10.87 | $10.24 | $11.93 | $15.42 |
| Number of accumulation units outstanding at end of period | | | | | 1,928 | 2,383 | 2,722 | 3,003 | 3,277 | 3,506 |
| **COLUMBIA DIVERSIFIED EQUITY INCOME FUND** | | | | | | | | | | |
| (Funds were first received in this option during June 2008) | | | | | | | | | | |
| Value at beginning of period | | | | | $9.52 | $6.17 | $7.76 | $8.91 | $8.35 | $9.48 |
| Value at end of period | | | | | $6.17 | $7.76 | $8.91 | $8.35 | $9.48 | $12.26 |
| Number of accumulation units outstanding at end of period | | | | | 54,341 | 88,604 | 151,439 | 168,127 | 186,616 | 210,871 |
| **COLUMBIA MID CAP VALUE FUND (CLASS A)** | | | | | | | | | | |
| (Funds were first received in this option during May 2008) | | | | | | | | | | |
| Value at beginning of period | | | | | $10.17 | $6.08 | $7.94 | $9.64 | $9.11 | $10.48 |
| Value at end of period | | | | | $6.08 | $7.94 | $9.64 | $9.11 | $10.48 | $13.99 |
| Number of accumulation units outstanding at end of period | | | | | 16,918 | 34,658 | 57,829 | 76,361 | 74,528 | 88,455 |
| **DELAWARE SMALL CAP VALUE FUND** | | | | | | | | | | |
| (Funds were first received in this option during June 2013) | | | | | | | | | | |
| Value at beginning of period | | | | | | | | | | $10.35 |
| Value at end of period | | | | | | | | | | $12.03 |
| Number of accumulation units outstanding at end of period | | | | | | | | | | 3,842 |
| **EUROPACIFIC GROWTH FUND®** | | | | | | | | | | |
| Value at beginning of period | $9.45 | $11.45 | $13.69 | $16.47 | $19.34 | $11.35 | $15.60 | $16.85 | $14.38 | $16.92 |
| Value at end of period | $11.45 | $13.69 | $16.47 | $19.34 | $11.35 | $15.60 | $16.85 | $14.38 | $16.92 | $20.09 |
| Number of accumulation units outstanding at end of period | 589,758 | 1,629,402 | 2,802,671 | 2,852,300 | 3,083,530 | 3,252,868 | 3,213,485 | 3,072,528 | 2,823,848 | 2,644,801 |

CFI 312

# Condensed Financial Information (continued)

| | 2004 | 2005 | 2006 | 2007 | 2008 | 2009 | 2010 | 2011 | 2012 | 2013 |
|---|---|---|---|---|---|---|---|---|---|---|
| **FIDELITY® VIP CONTRAFUND® PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $21.83 | $24.90 | $28.76 | $31.73 | $36.84 | $20.92 | $28.03 | $32.45 | $31.24 | $35.91 |
| Value at end of period | $24.90 | $28.76 | $31.73 | $36.84 | $20.92 | $28.03 | $32.45 | $31.24 | $35.91 | $46.56 |
| Number of accumulation units outstanding at end of period | 10,166,479 | 11,118,370 | 11,199,576 | 9,575,560 | 8,286,539 | 7,681,516 | 7,117,352 | 6,618,156 | 5,998,782 | 5,517,345 |
| **FIDELITY® VIP EQUITY-INCOME PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $19.45 | $21.43 | $22.40 | $26.59 | $26.66 | $15.10 | $19.42 | $22.08 | $22.02 | $25.51 |
| Value at end of period | $21.43 | $22.40 | $26.59 | $26.66 | $15.10 | $19.42 | $22.08 | $22.02 | $25.51 | $32.28 |
| Number of accumulation units outstanding at end of period | 6,238,986 | 5,740,714 | 5,182,053 | 4,395,497 | 3,663,836 | 3,266,009 | 2,949,902 | 2,627,468 | 2,348,189 | 2,125,694 |
| **FIDELITY® VIP GROWTH PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $16.83 | $17.19 | $17.96 | $18.95 | $23.76 | $12.40 | $15.71 | $19.26 | $19.06 | $21.59 |
| Value at end of period | $17.19 | $17.96 | $18.95 | $23.76 | $12.40 | $15.71 | $19.26 | $19.06 | $21.59 | $29.06 |
| Number of accumulation units outstanding at end of period | 9,263,906 | 7,907,412 | 6,753,788 | 5,530,478 | 4,753,255 | 4,255,040 | 3,972,441 | 3,713,244 | 3,419,263 | 3,137,717 |
| **FIDELITY® VIP OVERSEAS PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $13.34 | $14.97 | $17.60 | $20.53 | $23.78 | $13.20 | $16.49 | $18.42 | $15.07 | $17.97 |
| Value at end of period | $14.97 | $17.60 | $20.53 | $23.78 | $13.20 | $16.49 | $18.42 | $15.07 | $17.97 | $23.15 |
| Number of accumulation units outstanding at end of period | 1,258,870 | 1,136,643 | 1,067,522 | 959,982 | 762,220 | 688,072 | 578,608 | 524,509 | 451,126 | 424,761 |
| **FRANKLIN SMALL CAP VALUE SECURITIES FUND** | | | | | | | | | | |
| Value at beginning of period | $12.04 | $14.71 | $15.80 | $18.25 | $17.60 | $11.64 | $14.85 | $18.80 | $17.87 | $20.89 |
| Value at end of period | $14.71 | $15.80 | $18.25 | $17.60 | $11.64 | $14.85 | $18.80 | $17.87 | $20.89 | $28.11 |
| Number of accumulation units outstanding at end of period | 1,190,343 | 1,456,158 | 1,444,904 | 1,184,182 | 1,140,864 | 1,107,964 | 1,100,589 | 1,029,137 | 954,573 | 909,417 |
| **FUNDAMENTAL INVESTORS**[SM] | | | | | | | | | | |
| (Funds were first received in this option during May 2008) | | | | | | | | | | |
| Value at beginning of period | | | | | $10.10 | $6.10 | $8.03 | $9.04 | $8.76 | $10.13 |
| Value at end of period | | | | | $6.10 | $8.03 | $9.04 | $8.76 | $10.13 | $13.15 |
| Number of accumulation units outstanding at end of period | | | | | 325,547 | 785,000 | 888,051 | 944,377 | 881,974 | 914,856 |
| **ING AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $10.81 | $12.96 | $13.80 | $15.74 | $15.09 | $10.94 | $14.67 | $17.67 | $16.90 | $19.42 |
| Value at end of period | $12.96 | $13.80 | $15.74 | $15.09 | $10.94 | $14.67 | $17.67 | $16.90 | $19.42 | $25.19 |
| Number of accumulation units outstanding at end of period | 546,581 | 498,975 | 401,982 | 293,646 | 234,493 | 245,400 | 287,864 | 304,232 | 284,537 | 289,776 |
| **ING BALANCED PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $23.54 | $25.44 | $26.19 | $28.45 | $29.66 | $21.06 | $24.80 | $27.95 | $27.24 | $30.57 |
| Value at end of period | $25.44 | $26.19 | $28.45 | $29.66 | $21.06 | $24.80 | $27.95 | $27.24 | $30.57 | $35.23 |
| Number of accumulation units outstanding at end of period | 11,915,421 | 10,600,515 | 8,919,427 | 7,300,680 | 5,925,048 | 5,334,428 | 4,726,915 | 4,164,502 | 3,728,508 | 3,361,515 |
| **ING BARON GROWTH PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $11.45 | $14.47 | $15.34 | $17.46 | $18.29 | $10.61 | $14.17 | $17.70 | $17.87 | $21.12 |
| Value at end of period | $14.47 | $15.34 | $17.46 | $18.29 | $10.61 | $14.17 | $17.70 | $17.87 | $21.12 | $28.96 |
| Number of accumulation units outstanding at end of period | 1,308,859 | 1,654,972 | 1,447,101 | 1,182,340 | 1,032,299 | 1,076,817 | 1,026,235 | 1,007,777 | 941,146 | 979,775 |
| **ING BLACKROCK HEALTH SCIENCES OPPORTUNITIES PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during May 2005) | | | | | | | | | | |
| Value at beginning of period | | $10.20 | $11.21 | $12.60 | $13.51 | $9.52 | $11.29 | $11.92 | $12.34 | $14.47 |
| Value at end of period | | $11.21 | $12.60 | $13.51 | $9.52 | $11.29 | $11.92 | $12.34 | $14.47 | $20.62 |
| Number of accumulation units outstanding at end of period | | 65,568 | 163,855 | 163,620 | 229,747 | 223,098 | 220,208 | 227,900 | 295,462 | 554,723 |
| **ING BLACKROCK LARGE CAP GROWTH PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2007) | | | | | | | | | | |
| Value at beginning of period | | | | $10.67 | $10.40 | $6.27 | $8.09 | $9.08 | $8.85 | $10.03 |
| Value at end of period | | | | $10.40 | $6.27 | $8.09 | $9.08 | $8.85 | $10.03 | $13.21 |
| Number of accumulation units outstanding at end of period | | | | 4,157,600 | 3,634,765 | 3,389,623 | 3,093,868 | 3,020,458 | 2,734,705 | 2,494,439 |
| **ING CLARION GLOBAL REAL ESTATE PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during September 2008) | | | | | | | | | | |
| Value at beginning of period | | | | | $9.74 | $6.70 | $8.85 | $10.17 | $9.52 | $11.86 |
| Value at end of period | | | | | $6.70 | $8.85 | $10.17 | $9.52 | $11.86 | $12.17 |
| Number of accumulation units outstanding at end of period | | | | | 1,311,569 | 1,236,551 | 1,146,206 | 1,023,728 | 991,806 | 914,620 |

**ING CLARION REAL ESTATE PORTFOLIO**
(Funds were first received in this option during May 2006)

| | 2004 | 2005 | 2006 | 2007 | 2008 | 2009 | 2010 | 2011 | 2012 | 2013 |
|---|---|---|---|---|---|---|---|---|---|---|
| Value at beginning of period | | | $10.15 | $12.30 | $9.99 | $6.07 | $8.14 | $10.29 | $11.13 | $12.70 |
| Value at end of period | | | $12.30 | $9.99 | $6.07 | $8.14 | $10.29 | $11.13 | $12.70 | $12.80 |
| Number of accumulation units outstanding at end of period | | | 609,850 | 533,727 | 607,737 | 672,126 | 842,933 | 892,937 | 949,070 | 855,689 |

**ING COLUMBIA CONTRARIAN CORE PORTFOLIO**

| | 2004 | 2005 | 2006 | 2007 | 2008 | 2009 | 2010 | 2011 | 2012 | 2013 |
|---|---|---|---|---|---|---|---|---|---|---|
| Value at beginning of period | $16.53 | $17.70 | $18.16 | $20.42 | $21.01 | $12.61 | $16.39 | $18.14 | $17.07 | $18.93 |
| Value at end of period | $17.70 | $18.16 | $20.42 | $21.01 | $12.61 | $16.39 | $18.14 | $17.07 | $18.93 | $25.19 |
| Number of accumulation units outstanding at end of period | 306,680 | 209,370 | 231,524 | 225,456 | 262,813 | 257,396 | 255,598 | 243,546 | 231,566 | 215,353 |

**ING COLUMBIA SMALL CAP VALUE II PORTFOLIO**
(Funds were first received in this option during May 2006)

| | 2004 | 2005 | 2006 | 2007 | 2008 | 2009 | 2010 | 2011 | 2012 | 2013 |
|---|---|---|---|---|---|---|---|---|---|---|
| Value at beginning of period | | | $10.23 | $10.06 | $10.23 | $6.66 | $8.21 | $10.15 | $9.76 | $11.00 |
| Value at end of period | | | $10.06 | $10.23 | $6.66 | $8.21 | $10.15 | $9.76 | $11.00 | $15.21 |
| Number of accumulation units outstanding at end of period | | | 1,268 | 28,251 | 54,338 | 67,921 | 86,096 | 118,481 | 89,587 | 83,128 |

**ING FMR<sup>SM</sup> DIVERSIFIED MID CAP PORTFOLIO**
(Funds were first received in this option during June 2005)

| | 2004 | 2005 | 2006 | 2007 | 2008 | 2009 | 2010 | 2011 | 2012 | 2013 |
|---|---|---|---|---|---|---|---|---|---|---|
| Value at beginning of period | | $10.27 | $11.82 | $13.07 | $14.77 | $8.88 | $12.20 | $15.47 | $13.61 | $15.40 |
| Value at end of period | | $11.82 | $13.07 | $14.77 | $8.88 | $12.20 | $15.47 | $13.61 | $15.40 | $20.69 |
| Number of accumulation units outstanding at end of period | | 233,021 | 571,176 | 498,276 | 584,794 | 732,666 | 873,219 | 867,464 | 774,320 | 694,598 |

**ING GLOBAL BOND PORTFOLIO**
(Funds were first received in this option during April 2005)

| | 2004 | 2005 | 2006 | 2007 | 2008 | 2009 | 2010 | 2011 | 2012 | 2013 |
|---|---|---|---|---|---|---|---|---|---|---|
| Value at beginning of period | | $9.88 | $10.01 | $10.72 | $11.51 | $9.60 | $11.53 | $13.20 | $13.51 | $14.40 |
| Value at end of period | | $10.01 | $10.72 | $11.51 | $9.60 | $11.53 | $13.20 | $13.51 | $14.40 | $13.65 |
| Number of accumulation units outstanding at end of period | | 3,908,565 | 3,448,907 | 3,488,684 | 3,183,171 | 2,830,785 | 2,707,913 | 2,370,465 | 2,036,217 | 1,685,737 |

**ING GLOBAL RESOURCES PORTFOLIO**
(Funds were first received in this option during January 2007)

| | 2004 | 2005 | 2006 | 2007 | 2008 | 2009 | 2010 | 2011 | 2012 | 2013 |
|---|---|---|---|---|---|---|---|---|---|---|
| Value at beginning of period | | | | $9.68 | $13.46 | $7.84 | $10.65 | $12.79 | $11.48 | $11.01 |
| Value at end of period | | | | $13.46 | $7.84 | $10.65 | $12.79 | $11.48 | $11.01 | $12.36 |
| Number of accumulation units outstanding at end of period | | | | 2,761,600 | 2,762,519 | 2,784,020 | 2,783,414 | 2,701,838 | 2,342,965 | 1,982,590 |

**ING GNMA INCOME FUND**
(Funds were first received in this option during May 2010)

| | 2004 | 2005 | 2006 | 2007 | 2008 | 2009 | 2010 | 2011 | 2012 | 2013 |
|---|---|---|---|---|---|---|---|---|---|---|
| Value at beginning of period | | | | | | | $10.08 | $10.22 | $10.84 | $11.01 |
| Value at end of period | | | | | | | $10.22 | $10.84 | $11.01 | $10.68 |
| Number of accumulation units outstanding at end of period | | | | | | | 14,263 | 15,824 | 52,336 | 34,770 |

**ING GROWTH AND INCOME PORTFOLIO**

| | 2004 | 2005 | 2006 | 2007 | 2008 | 2009 | 2010 | 2011 | 2012 | 2013 |
|---|---|---|---|---|---|---|---|---|---|---|
| Value at beginning of period | $19.02 | $20.36 | $21.74 | $24.52 | $26.00 | $16.02 | $20.60 | $23.22 | $22.87 | $26.15 |
| Value at end of period | $20.36 | $21.74 | $24.52 | $26.00 | $16.02 | $20.60 | $23.22 | $22.87 | $26.15 | $33.75 |
| Number of accumulation units outstanding at end of period | 47,359,132 | 39,955,565 | 34,440,079 | 28,514,397 | 23,673,745 | 21,593,139 | 20,431,688 | 18,198,774 | 16,228,725 | 16,011,541 |

**ING INDEX PLUS LARGECAP PORTFOLIO**

| | 2004 | 2005 | 2006 | 2007 | 2008 | 2009 | 2010 | 2011 | 2012 | 2013 |
|---|---|---|---|---|---|---|---|---|---|---|
| Value at beginning of period | $16.98 | $18.54 | $19.30 | $21.84 | $22.65 | $14.04 | $17.09 | $19.23 | $18.98 | $21.45 |
| Value at end of period | $18.54 | $19.30 | $21.84 | $22.65 | $14.04 | $17.09 | $19.23 | $18.98 | $21.45 | $28.16 |
| Number of accumulation units outstanding at end of period | 12,053,612 | 10,857,695 | 9,473,651 | 7,647,788 | 6,093,123 | 5,564,181 | 4,978,831 | 4,493,943 | 4,094,819 | 3,687,909 |

**ING INDEX PLUS MIDCAP PORTFOLIO**

| | 2004 | 2005 | 2006 | 2007 | 2008 | 2009 | 2010 | 2011 | 2012 | 2013 |
|---|---|---|---|---|---|---|---|---|---|---|
| Value at beginning of period | $16.32 | $18.79 | $20.63 | $22.30 | $23.23 | $14.32 | $18.63 | $22.43 | $21.90 | $25.45 |
| Value at end of period | $18.79 | $20.63 | $22.30 | $23.23 | $14.32 | $18.63 | $22.43 | $21.90 | $25.45 | $33.82 |
| Number of accumulation units outstanding at end of period | 5,712,947 | 5,659,110 | 5,155,750 | 3,993,638 | 3,310,499 | 3,050,514 | 2,749,008 | 2,506,419 | 2,279,454 | 2,047,199 |

**ING INDEX PLUS SMALLCAP PORTFOLIO**

| | 2004 | 2005 | 2006 | 2007 | 2008 | 2009 | 2010 | 2011 | 2012 | 2013 |
|---|---|---|---|---|---|---|---|---|---|---|
| Value at beginning of period | $12.19 | $14.70 | $15.62 | $17.56 | $16.26 | $10.67 | $13.15 | $15.96 | $15.64 | $17.36 |
| Value at end of period | $14.70 | $15.62 | $17.56 | $16.26 | $10.67 | $13.15 | $15.96 | $15.64 | $17.36 | $24.47 |
| Number of accumulation units outstanding at end of period | 3,206,207 | 3,188,101 | 2,836,624 | 2,226,410 | 1,789,693 | 1,668,191 | 1,553,228 | 1,426,343 | 1,316,636 | 1,209,579 |

**Condensed Financial Information (continued)**

| | 2004 | 2005 | 2006 | 2007 | 2008 | 2009 | 2010 | 2011 | 2012 | 2013 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING INDEX SOLUTION 2055 PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during March 2011) | | | | | | | | | | |
| Value at beginning of period | | | | | | | | $11.92 | $10.87 | $12.44 |
| Value at end of period | | | | | | | | $10.87 | $12.44 | $15.25 |
| Number of accumulation units outstanding at end of period | | | | | | | | 2,300 | 11,020 | 2,499 |
| **ING INTERMEDIATE BOND PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $18.10 | $18.75 | $19.10 | $19.63 | $20.55 | $18.57 | $20.46 | $22.20 | $23.58 | $25.47 |
| Value at end of period | $18.75 | $19.10 | $19.63 | $20.55 | $18.57 | $20.46 | $22.20 | $23.58 | $25.47 | $25.12 |
| Number of accumulation units outstanding at end of period | 8,524,985 | 7,676,440 | 6,748,054 | 5,973,104 | 4,992,356 | 4,443,611 | 4,034,861 | 3,608,131 | 3,220,733 | 2,824,325 |
| **ING INTERNATIONAL INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during May 2008) | | | | | | | | | | |
| Value at beginning of period | | | | | $10.24 | $5.92 | $7.47 | $7.96 | $6.90 | $8.09 |
| Value at end of period | | | | | $5.92 | $7.47 | $7.96 | $6.90 | $8.09 | $9.71 |
| Number of accumulation units outstanding at end of period | | | | | 20,029 | 793,507 | 730,075 | 726,535 | 710,245 | 687,777 |
| **ING INTERNATIONAL VALUE PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $10.23 | $11.87 | $12.82 | $16.39 | $18.36 | $10.38 | $13.04 | $13.20 | $11.08 | $13.05 |
| Value at end of period | $11.87 | $12.82 | $16.39 | $18.36 | $10.38 | $13.04 | $13.20 | $11.08 | $13.05 | $15.62 |
| Number of accumulation units outstanding at end of period | 845,792 | 937,211 | 1,141,766 | 1,153,195 | 965,544 | 910,106 | 732,522 | 609,053 | 519,322 | 446,469 |
| **ING INVESCO COMSTOCK PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $10.64 | $12.26 | $12.53 | $14.34 | $13.84 | $8.68 | $11.02 | $12.53 | $12.12 | $14.20 |
| Value at end of period | $12.26 | $12.53 | $14.34 | $13.84 | $8.68 | $11.02 | $12.53 | $12.12 | $14.20 | $18.93 |
| Number of accumulation units outstanding at end of period | 2,242,751 | 2,497,771 | 2,244,782 | 1,649,943 | 1,203,908 | 1,075,763 | 964,021 | 881,822 | 804,111 | 817,600 |
| **ING INVESCO EQUITY AND INCOME PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | | $9.98 | $10.69 | $11.89 | $12.16 | $9.20 | $11.15 | $12.37 | $12.08 | $13.46 |
| Value at end of period | | $10.69 | $11.89 | $12.16 | $9.20 | $11.15 | $12.37 | $12.08 | $13.46 | $16.61 |
| Number of accumulation units outstanding at end of period | | 13,027,738 | 11,899,870 | 9,628,130 | 7,957,358 | 7,021,737 | 6,290,893 | 5,689,723 | 5,103,067 | 4,634,441 |
| **ING INVESCO GROWTH AND INCOME PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during May 2005) | | | | | | | | | | |
| Value at beginning of period | | $10.05 | $11.04 | $12.65 | $12.82 | $8.58 | $10.50 | $11.66 | $11.27 | $12.75 |
| Value at end of period | | $11.04 | $12.65 | $12.82 | $8.58 | $10.50 | $11.66 | $11.27 | $12.75 | $16.86 |
| Number of accumulation units outstanding at end of period | | 327,404 | 562,228 | 466,278 | 465,666 | 469,644 | 477,431 | 431,993 | 381,760 | 404,443 |
| **ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during May 2005) | | | | | | | | | | |
| Value at beginning of period | | $10.10 | $13.40 | $17.98 | $24.58 | $11.83 | $20.05 | $23.81 | $19.22 | $22.61 |
| Value at end of period | | $13.40 | $17.98 | $24.58 | $11.83 | $20.05 | $23.81 | $19.22 | $22.61 | $21.05 |
| Number of accumulation units outstanding at end of period | | 293,009 | 667,561 | 830,788 | 607,353 | 654,303 | 604,172 | 524,658 | 467,396 | 378,317 |
| **ING JPMORGAN MID CAP VALUE PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $11.78 | $14.02 | $15.03 | $17.29 | $17.47 | $11.56 | $14.34 | $17.41 | $17.51 | $20.75 |
| Value at end of period | $14.02 | $15.03 | $17.29 | $17.47 | $11.56 | $14.34 | $17.41 | $17.51 | $20.75 | $26.96 |
| Number of accumulation units outstanding at end of period | 500,885 | 689,877 | 726,952 | 680,451 | 577,574 | 577,337 | 537,414 | 525,133 | 531,668 | 563,419 |
| **ING JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during June 2005) | | | | | | | | | | |
| Value at beginning of period | | $10.65 | $11.29 | $13.01 | $12.63 | $8.74 | $10.99 | $13.75 | $13.40 | $15.71 |
| Value at end of period | | $11.29 | $13.01 | $12.63 | $8.74 | $10.99 | $13.75 | $13.40 | $15.71 | $21.55 |
| Number of accumulation units outstanding at end of period | | 18,756 | 64,572 | 70,405 | 66,720 | 86,998 | 105,682 | 111,248 | 130,190 | 218,215 |
| **ING LARGE CAP GROWTH PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during January 2011) | | | | | | | | | | |
| Value at beginning of period | | | | | | | | $10.31 | $10.30 | $12.01 |
| Value at end of period | | | | | | | | $10.30 | $12.01 | $15.53 |
| Number of accumulation units outstanding at end of period | | | | | | | | 3,976,861 | 3,955,615 | 3,798,082 |

**Condensed Financial Information (continued)**

| | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING LARGE CAP VALUE PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during July 2007) | | | | | | | | | | |
| Value at beginning of period | $9.55 | $8.43 | $8.25 | $7.00 | $6.29 | $9.11 | $9.34 | | | |
| Value at end of period | $12.34 | $9.55 | $8.43 | $8.25 | $7.00 | $6.29 | $9.11 | | | |
| Number of accumulation units outstanding at end of period | 5,608,618 | 4,655,071 | 5,203,881 | 3,189,588 | 3,494,296 | 3,716,467 | 4,247,992 | | | |
| **ING MARSICO GROWTH PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2008) | | | | | | | | | | |
| Value at beginning of period | $10.79 | $9.68 | $9.94 | $8.38 | $6.56 | $10.23 | | | | |
| Value at end of period | $14.48 | $10.79 | $9.68 | $9.94 | $8.38 | $6.56 | | | | |
| Number of accumulation units outstanding at end of period | 185,780 | 183,480 | 183,673 | 196,360 | 181,683 | 151,930 | | | | |
| **ING MFS TOTAL RETURN PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $15.89 | $14.48 | $14.43 | $13.30 | $11.42 | $14.90 | $14.50 | $13.12 | $12.91 | $11.76 |
| Value at end of period | $18.63 | $15.89 | $14.48 | $14.43 | $13.30 | $11.42 | $14.90 | $14.50 | $13.12 | $12.91 |
| Number of accumulation units outstanding at end of period | 486,005 | 537,738 | 590,806 | 662,570 | 774,129 | 845,712 | 1,018,077 | 1,203,758 | 1,519,368 | 1,155,823 |
| **ING MFS UTILITIES PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during May 2005) | | | | | | | | | | |
| Value at beginning of period | $19.74 | $17.64 | $16.79 | $14.96 | $11.41 | $18.54 | $14.74 | $11.41 | $9.88 | |
| Value at end of period | $23.43 | $19.74 | $17.64 | $16.79 | $14.96 | $11.41 | $18.54 | $14.74 | $11.41 | |
| Number of accumulation units outstanding at end of period | 685,647 | 716,841 | 756,306 | 745,867 | 800,354 | 845,407 | 957,157 | 506,371 | 50,345 | |
| **ING MIDCAP OPPORTUNITIES PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $18.18 | $16.12 | $16.41 | $12.75 | $9.12 | $14.81 | $11.93 | $11.21 | $10.28 | $9.33 |
| Value at end of period | $23.70 | $18.18 | $16.12 | $16.41 | $12.75 | $9.12 | $14.81 | $11.93 | $11.21 | $10.28 |
| Number of accumulation units outstanding at end of period | 1,214,187 | 740,440 | 685,705 | 486,920 | 350,404 | 336,536 | 233,721 | 194,641 | 208,142 | 250,795 |
| **ING MONEY MARKET PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $14.76 | $14.94 | $15.13 | $15.28 | $15.42 | $15.21 | $14.65 | $14.14 | $13.90 | $13.93 |
| Value at end of period | $14.58 | $14.76 | $14.94 | $15.13 | $15.28 | $15.42 | $15.21 | $14.65 | $14.14 | $13.90 |
| Number of accumulation units outstanding at end of period | 2,347,332 | 2,419,855 | 3,083,034 | 3,155,129 | 3,804,116 | 5,263,804 | 5,050,683 | 4,497,051 | 4,217,349 | 4,663,196 |
| **ING MULTI-MANAGER LARGE CAP CORE PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during May 2006) | | | | | | | | | | |
| Value at beginning of period | $10.56 | $9.67 | $10.23 | $8.92 | $7.26 | $11.23 | $10.79 | $9.90 | | |
| Value at end of period | $13.62 | $10.56 | $9.67 | $10.23 | $8.92 | $7.26 | $11.23 | $10.79 | | |
| Number of accumulation units outstanding at end of period | 205,850 | 244,550 | 271,221 | 280,121 | 295,328 | 294,259 | 304,477 | 83,139 | | |
| **ING OPPENHEIMER GLOBAL PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $14.51 | $12.07 | $13.31 | $11.61 | $8.42 | $14.29 | $13.57 | $11.65 | $10.01 | $10.83 |
| Value at end of period | $18.21 | $14.51 | $12.07 | $13.31 | $11.61 | $8.42 | $14.29 | $13.57 | $11.65 | $12.30 |
| Number of accumulation units outstanding at end of period | 9,139,337 | 9,984,151 | 11,196,083 | 12,254,441 | 13,546,873 | 15,113,546 | 18,561,178 | 23,257,569 | 26,193,355 | 80,312 |
| **ING PIMCO HIGH YIELD PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during May 2005) | | | | | | | | | | |
| Value at beginning of period | $16.95 | $15.05 | $14.59 | $12.93 | $8.77 | $11.46 | $11.28 | $10.48 | $9.98 | |
| Value at end of period | $17.68 | $16.95 | $15.05 | $14.59 | $12.93 | $8.77 | $11.46 | $11.28 | $10.48 | |
| Number of accumulation units outstanding at end of period | 508,619 | 596,524 | 492,853 | 466,291 | 353,816 | 176,822 | 216,385 | 202,022 | 82,108 | |
| **ING PIMCO TOTAL RETURN PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $16.06 | $15.07 | $14.78 | $13.92 | $12.51 | $12.69 | $11.75 | $11.44 | $11.35 | $11.01 |
| Value at end of period | $15.56 | $16.06 | $15.07 | $14.78 | $13.92 | $12.51 | $12.69 | $11.75 | $11.44 | $11.35 |
| Number of accumulation units outstanding at end of period | 2,177,537 | 2,641,062 | 2,724,198 | 2,776,830 | 2,520,926 | 2,062,760 | 1,794,127 | 1,745,605 | 1,754,902 | 1,556,976 |
| **ING PIONEER HIGH YIELD PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during May 2006) | | | | | | | | | | |
| Value at beginning of period | $16.87 | $14.70 | $14.99 | $12.75 | $7.73 | $11.08 | $10.58 | $10.03 | | |
| Value at end of period | $18.71 | $16.87 | $14.70 | $14.99 | $12.75 | $7.73 | $11.08 | $10.58 | | |
| Number of accumulation units outstanding at end of period | 449,011 | 337,775 | 314,085 | 293,565 | 279,130 | 137,290 | 146,793 | 45,397 | | |

# Condensed Financial Information (continued)

| | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during July 2009) | | | | | | | | | | |
| Value at beginning of period | $16.25 | $14.37 | $13.96 | $12.54 | $10.70 | | | | | |
| Value at end of period | $21.19 | $16.25 | $14.37 | $13.96 | $12.54 | | | | | |
| Number of accumulation units outstanding at end of period | 175,102 | 156,920 | 94,374 | 63,418 | 50,519 | | | | | |
| **ING RUSSELL™ LARGE CAP INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during June 2008) | | | | | | | | | | |
| Value at beginning of period | $10.37 | $9.09 | $8.97 | $8.10 | $6.63 | $9.88 | | | | |
| Value at end of period | $13.52 | $10.37 | $9.09 | $8.97 | $8.10 | $6.63 | | | | |
| Number of accumulation units outstanding at end of period | 697,004 | 496,753 | 382,525 | 340,576 | 308,594 | 87,066 | | | | |
| **ING RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during July 2009) | | | | | | | | | | |
| Value at beginning of period | $14.76 | $12.89 | $12.98 | $11.83 | $10.05 | | | | | |
| Value at end of period | $19.17 | $14.76 | $12.89 | $12.98 | $11.83 | | | | | |
| Number of accumulation units outstanding at end of period | 128,666 | 124,097 | 86,293 | 70,722 | 61,985 | | | | | |
| **ING RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during August 2009) | | | | | | | | | | |
| Value at beginning of period | $17.55 | $15.39 | $15.93 | $12.82 | $11.40 | | | | | |
| Value at end of period | $23.38 | $17.55 | $15.39 | $15.93 | $12.82 | | | | | |
| Number of accumulation units outstanding at end of period | 116,143 | 108,034 | 95,197 | 98,807 | 80,841 | | | | | |
| **ING RUSSELL™ MID CAP INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during May 2008) | | | | | | | | | | |
| Value at beginning of period | $11.34 | $9.81 | $10.12 | $8.18 | $5.91 | $10.33 | | | | |
| Value at end of period | $15.03 | $11.34 | $9.81 | $10.12 | $8.18 | $5.91 | | | | |
| Number of accumulation units outstanding at end of period | 427,678 | 276,800 | 223,057 | 197,862 | 116,466 | 35,364 | | | | |
| **ING RUSSELL™ SMALL CAP INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during May 2008) | | | | | | | | | | |
| Value at beginning of period | $11.79 | $10.29 | $10.85 | $8.69 | $6.95 | $10.32 | | | | |
| Value at end of period | $16.16 | $11.79 | $10.29 | $10.85 | $8.69 | $6.95 | | | | |
| Number of accumulation units outstanding at end of period | 370,548 | 268,465 | 213,304 | 173,789 | 89,805 | 42,015 | | | | |
| **ING SMALLCAP OPPORTUNITIES PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $11.98 | $10.53 | $10.57 | $8.09 | $6.25 | $9.66 | $8.89 | $8.00 | $7.42 | $6.82 |
| Value at end of period | $16.45 | $11.98 | $10.53 | $10.57 | $8.09 | $6.25 | $9.66 | $8.89 | $8.00 | $7.42 |
| Number of accumulation units outstanding at end of period | 637,425 | 546,751 | 492,735 | 426,250 | 281,665 | 251,417 | 222,962 | 257,895 | 263,602 | 261,280 |
| **ING SMALL COMPANY PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $33.43 | $29.56 | $30.69 | $24.99 | $19.83 | $29.13 | $27.86 | $24.15 | $22.17 | $19.63 |
| Value at end of period | $45.48 | $33.43 | $29.56 | $30.69 | $24.99 | $19.83 | $29.13 | $27.86 | $24.15 | $22.17 |
| Number of accumulation units outstanding at end of period | 867,409 | 953,884 | 1,049,345 | 1,135,532 | 1,202,464 | 1,285,065 | 1,493,746 | 1,927,278 | 2,137,385 | 2,636,926 |
| **ING SOLUTION 2015 PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during May 2005) | | | | | | | | | | |
| Value at beginning of period | $12.49 | $11.34 | $11.57 | $10.53 | $8.72 | $12.07 | $11.68 | $10.68 | $10.07 | |
| Value at end of period | $13.45 | $12.49 | $11.34 | $11.57 | $10.53 | $8.72 | $12.07 | $11.68 | $10.68 | |
| Number of accumulation units outstanding at end of period | 996,058 | 1,043,328 | 1,072,681 | 985,252 | 928,963 | 847,120 | 740,816 | 317,056 | 48,781 | |
| **ING SOLUTION 2025 PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during May 2005) | | | | | | | | | | |
| Value at beginning of period | $12.25 | $10.93 | $11.43 | $10.17 | $8.19 | $12.53 | $12.13 | $10.91 | $10.08 | |
| Value at end of period | $14.07 | $12.25 | $10.93 | $11.43 | $10.17 | $8.19 | $12.53 | $12.13 | $10.91 | |
| Number of accumulation units outstanding at end of period | 2,100,900 | 2,053,759 | 1,927,090 | 1,736,917 | 1,538,141 | 1,273,395 | 924,041 | 382,746 | 56,551 | |
| **ING SOLUTION 2035 PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during June 2005) | | | | | | | | | | |
| Value at beginning of period | $12.39 | $10.90 | $11.57 | $10.23 | $8.07 | $12.97 | $12.47 | $11.07 | $10.49 | |
| Value at end of period | $14.73 | $12.39 | $10.90 | $11.57 | $10.23 | $8.07 | $12.97 | $12.47 | $11.07 | |
| Number of accumulation units outstanding at end of period | 1,895,467 | 1,763,781 | 1,555,614 | 1,312,690 | 1,094,385 | 753,836 | 524,486 | 270,076 | 20,254 | |

| | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING SOLUTION 2045 PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during May 2005) | | | | | | | | | | |
| Value at beginning of period | $12.38 | $10.86 | $11.59 | $10.19 | $7.95 | $13.38 | $12.81 | $11.27 | $10.40 | |
| Value at end of period | $15.10 | $12.38 | $10.86 | $11.59 | $10.19 | $7.95 | $13.38 | $12.81 | $11.27 | |
| Number of accumulation units outstanding at end of period | 1,407,811 | 1,283,490 | 1,175,901 | 998,828 | 851,091 | 587,537 | 406,376 | 192,260 | 20,908 | |
| **ING SOLUTION 2055 PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during June 2010) | | | | | | | | | | |
| Value at beginning of period | $12.32 | $10.80 | $11.52 | $10.04 | | | | | | |
| Value at end of period | $15.03 | $12.32 | $10.80 | $11.52 | | | | | | |
| Number of accumulation units outstanding at end of period | 128,686 | 72,996 | 43,831 | 5,315 | | | | | | |
| **ING SOLUTION BALANCED PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during August 2008) | | | | | | | | | | |
| Value at beginning of period | $10.22 | $9.10 | $9.45 | $8.49 | $6.91 | $9.11 | | | | |
| Value at end of period | $11.68 | $10.22 | $9.10 | $9.45 | $8.49 | $6.91 | | | | |
| Number of accumulation units outstanding at end of period | 93,734 | 70,385 | 74,298 | 50,055 | 37,361 | 10,722 | | | | |
| **ING SOLUTION INCOME PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during June 2005) | | | | | | | | | | |
| Value at beginning of period | $12.58 | $11.60 | $11.71 | $10.81 | $9.34 | $11.35 | $10.92 | $10.30 | $10.15 | |
| Value at end of period | $13.29 | $12.58 | $11.60 | $11.71 | $10.81 | $9.34 | $11.35 | $10.92 | $10.30 | |
| Number of accumulation units outstanding at end of period | 111,348 | 129,265 | 139,177 | 194,639 | 192,704 | 196,649 | 155,681 | 81,541 | 2,473 | |
| **ING SOLUTION MODERATELY CONSERVATIVE PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during August 2008) | | | | | | | | | | |
| Value at beginning of period | $10.81 | $9.77 | $9.96 | $9.07 | $7.64 | $9.37 | | | | |
| Value at end of period | $11.69 | $10.81 | $9.77 | $9.96 | $9.07 | $7.64 | | | | |
| Number of accumulation units outstanding at end of period | 143,939 | 124,090 | 124,292 | 85,320 | 54,766 | 32,181 | | | | |
| **ING STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $20.95 | $18.89 | $18.79 | $17.13 | $14.72 | $19.50 | $18.66 | $17.44 | $17.00 | $15.94 |
| Value at end of period | $23.20 | $20.95 | $18.89 | $18.79 | $17.13 | $14.72 | $19.50 | $18.66 | $17.44 | $17.00 |
| Number of accumulation units outstanding at end of period | 331,686 | 315,415 | 341,198 | 355,572 | 403,276 | 456,136 | 528,594 | 636,203 | 691,462 | 758,576 |
| **ING STRATEGIC ALLOCATION GROWTH PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $20.54 | $18.09 | $18.86 | $16.90 | $13.66 | $21.63 | $20.86 | $18.66 | $17.79 | $16.08 |
| Value at end of period | $24.83 | $20.54 | $18.09 | $18.86 | $16.90 | $13.66 | $21.63 | $20.86 | $18.66 | $17.79 |
| Number of accumulation units outstanding at end of period | 941,982 | 999,625 | 1,104,552 | 1,175,203 | 1,240,399 | 1,321,161 | 1,500,034 | 1,757,979 | 1,918,047 | 2,049,110 |
| **ING STRATEGIC ALLOCATION MODERATE PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $20.48 | $18.26 | $18.59 | $16.81 | $13.97 | $20.34 | $19.53 | $17.79 | $17.20 | $15.80 |
| Value at end of period | $23.58 | $20.48 | $18.26 | $18.59 | $16.81 | $13.97 | $20.34 | $19.53 | $17.79 | $17.20 |
| Number of accumulation units outstanding at end of period | 780,500 | 845,290 | 911,715 | 959,016 | 998,232 | 1,080,870 | 1,218,032 | 1,391,338 | 1,574,701 | 1,643,994 |
| **ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during May 2005) | | | | | | | | | | |
| Value at beginning of period | $15.55 | $13.76 | $13.54 | $12.02 | $9.14 | $12.76 | $12.38 | $10.93 | $10.15 | |
| Value at end of period | $18.77 | $15.55 | $13.76 | $13.54 | $12.02 | $9.14 | $12.76 | $12.38 | $10.93 | |
| Number of accumulation units outstanding at end of period | 6,960,510 | 6,834,368 | 6,619,659 | 6,299,475 | 5,736,424 | 5,143,535 | 4,518,241 | 3,476,645 | 1,031,529 | |
| **ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2005) | | | | | | | | | | |
| Value at beginning of period | $15.04 | $13.12 | $13.79 | $10.87 | $7.52 | $13.39 | $11.95 | $11.09 | $9.93 | |
| Value at end of period | $20.08 | $15.04 | $13.12 | $13.79 | $10.87 | $7.52 | $13.39 | $11.95 | $11.09 | |
| Number of accumulation units outstanding at end of period | 6,039,416 | 6,667,622 | 7,462,107 | 8,173,974 | 8,972,501 | 9,772,481 | 11,349,582 | 13,974,046 | 16,226,700 | |
| **ING T. ROWE PRICE EQUITY INCOME PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $18.20 | $15.72 | $16.06 | $14.15 | $11.46 | $18.05 | $17.74 | $15.08 | $14.69 | $12.95 |
| Value at end of period | $23.32 | $18.20 | $15.72 | $16.06 | $14.15 | $11.46 | $18.05 | $17.74 | $15.08 | $14.69 |
| Number of accumulation units outstanding at end of period | 853,444 | 904,848 | 948,860 | 996,210 | 981,770 | 861,176 | 914,726 | 1,003,994 | 995,404 | 548,367 |

| | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $27.74 | $23.63 | $24.18 | $20.95 | $14.84 | $26.01 | $23.96 | $21.41 | $20.42 | $18.80 |
| Value at end of period | $38.16 | $27.74 | $23.63 | $24.18 | $20.95 | $14.84 | $26.01 | $23.96 | $21.41 | $20.42 |
| Number of accumulation units outstanding at end of period | 1,854,969 | 2,027,473 | 2,311,580 | 2,496,048 | 2,673,888 | 2,863,918 | 3,376,759 | 4,049,155 | 4,595,129 | 5,111,067 |
| **ING T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during May 2005) | | | | | | | | | | |
| Value at beginning of period | $14.01 | $11.95 | $13.80 | $12.28 | $9.04 | $18.13 | $15.22 | $12.43 | $10.11 | |
| Value at end of period | $15.82 | $14.01 | $11.95 | $13.80 | $12.28 | $9.04 | $18.13 | $15.22 | $12.43 | |
| Number of accumulation units outstanding at end of period | 153,566 | 166,912 | 177,067 | 183,661 | 230,569 | 259,285 | 265,111 | 212,075 | 29,594 | |
| **ING TEMPLETON FOREIGN EQUITY PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2008) | | | | | | | | | | |
| Value at beginning of period | $9.00 | $7.66 | $8.82 | $8.20 | $6.28 | $10.20 | | | | |
| Value at end of period | $10.69 | $9.00 | $7.66 | $8.82 | $8.20 | $6.28 | | | | |
| Number of accumulation units outstanding at end of period | 2,676,901 | 3,002,483 | 2,288,873 | 2,509,169 | 2,683,423 | 2,950,264 | | | | |
| **ING TEMPLETON GLOBAL GROWTH PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during May 2006) | | | | | | | | | | |
| Value at beginning of period | $10.37 | $8.63 | $9.26 | $8.70 | $6.66 | $11.18 | $11.06 | $10.00 | | |
| Value at end of period | $13.38 | $10.37 | $8.63 | $9.26 | $8.70 | $6.66 | $11.18 | $11.06 | | |
| Number of accumulation units outstanding at end of period | 177,139 | 148,889 | 157,852 | 147,525 | 164,565 | 136,160 | 124,065 | 71,341 | | |
| **ING U.S. BOND INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during May 2008) | | | | | | | | | | |
| Value at beginning of period | $12.12 | $11.82 | $11.16 | $10.65 | $10.19 | $9.98 | | | | |
| Value at end of period | $11.67 | $12.12 | $11.82 | $11.16 | $10.65 | $10.19 | | | | |
| Number of accumulation units outstanding at end of period | 218,457 | 336,062 | 374,699 | 156,461 | 160,284 | 81,101 | | | | |
| **INVESCO MID CAP CORE EQUITY FUND** | | | | | | | | | | |
| (Funds were first received in this option during May 2009) | | | | | | | | | | |
| Value at beginning of period | $13.76 | $12.62 | $13.63 | $12.26 | $9.78 | | | | | |
| Value at end of period | $17.55 | $13.76 | $12.62 | $13.63 | $12.26 | | | | | |
| Number of accumulation units outstanding at end of period | 43,248 | 43,289 | 56,250 | 57,907 | 43,590 | | | | | |
| **INVESCO V.I. AMERICAN FRANCHISE FUND** | | | | | | | | | | |
| (Funds were first received in this option during April 2012) | | | | | | | | | | |
| Value at beginning of period | $35.92 | $37.16 | | | | | | | | |
| Value at end of period | $49.71 | $35.92 | | | | | | | | |
| Number of accumulation units outstanding at end of period | 177,331 | 187,772 | | | | | | | | |
| **INVESCO V.I. CORE EQUITY FUND** | | | | | | | | | | |
| Value at beginning of period | $11.16 | $9.92 | $10.05 | $9.29 | $7.33 | $10.63 | $9.96 | $8.64 | $8.31 | $7.72 |
| Value at end of period | $14.24 | $11.16 | $9.92 | $10.05 | $9.29 | $7.33 | $10.63 | $9.96 | $8.64 | $8.31 |
| Number of accumulation units outstanding at end of period | 920,024 | 1,023,596 | 1,121,646 | 1,254,149 | 1,425,089 | 1,576,599 | 1,796,063 | 2,116,658 | 1,741,155 | 2,137,810 |
| **JANUS ASPEN BALANCED PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $40.04 | $35.68 | $35.55 | $33.21 | $26.71 | $32.14 | $29.45 | $26.93 | $25.26 | $23.57 |
| Value at end of period | $47.51 | $40.04 | $35.68 | $35.55 | $33.21 | $26.71 | $32.14 | $29.45 | $26.93 | $25.26 |
| Number of accumulation units outstanding at end of period | 2,666 | 3,747 | 3,648 | 5,314 | 6,066 | 6,529 | 8,256 | 10,331 | 15,204 | 5,950,153 |
| **JANUS ASPEN ENTERPRISE PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $35.53 | $30.67 | $31.51 | $25.35 | $17.72 | $31.89 | $26.46 | $23.58 | $21.26 | $17.83 |
| Value at end of period | $46.45 | $35.53 | $30.67 | $31.51 | $25.35 | $17.72 | $31.89 | $26.46 | $23.58 | $21.26 |
| Number of accumulation units outstanding at end of period | 5,889 | 9,043 | 9,050 | 9,639 | 10,173 | 10,622 | 12,559 | 14,613 | 17,944 | 8,889,786 |
| **JANUS ASPEN FLEXIBLE BOND PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $31.52 | $29.46 | $27.94 | $26.20 | $23.44 | $22.38 | $21.18 | $20.57 | $20.42 | $19.89 |
| Value at end of period | $31.08 | $31.52 | $29.46 | $27.94 | $26.20 | $23.44 | $22.38 | $21.18 | $20.57 | $20.42 |
| Number of accumulation units outstanding at end of period | 593 | 624 | 1,447 | 1,484 | 1,474 | 3,020 | 3,196 | 4,152 | 5,961 | 1,416,300 |
| **JANUS ASPEN GLOBAL RESEARCH PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $23.33 | $19.68 | $23.10 | $20.19 | $14.85 | $27.17 | $25.10 | $21.50 | $20.56 | $19.87 |
| Value at end of period | $29.59 | $23.33 | $19.68 | $23.10 | $20.19 | $14.85 | $27.17 | $25.10 | $21.50 | $20.56 |
| Number of accumulation units outstanding at end of period | 3,819 | 4,186 | 4,270 | 5,019 | 5,389 | 6,444 | 8,091 | 11,015 | 15,176 | 8,351,236 |

**Condensed Financial Information (continued)**

| | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 |
|---|---|---|---|---|---|---|---|---|---|---|
| **JANUS ASPEN JANUS PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $22.95 | $19.60 | $20.95 | $18.53 | $13.76 | $23.11 | $20.34 | $18.49 | $17.95 | $17.39 |
| Value at end of period | $29.54 | $22.95 | $19.60 | $20.95 | $18.53 | $13.76 | $23.11 | $20.34 | $18.49 | $17.95 |
| Number of accumulation units outstanding at end of period | 1,722 | 2,024 | 1,926 | 2,757 | 3,233 | 3,478 | 4,554 | 5,392 | 8,544 | 4,180,957 |
| **LAZARD U.S. MID CAP EQUITY PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during May 2007) | | | | | | | | | | |
| Value at beginning of period | $8.52 | $8.19 | $8.80 | $7.24 | $5.30 | $8.74 | $9.98 | | | |
| Value at end of period | $11.16 | $8.52 | $8.19 | $8.80 | $7.24 | $5.30 | $8.74 | | | |
| Number of accumulation units outstanding at end of period | 42,673 | 40,005 | 67,635 | 48,476 | 30,093 | 12,947 | 8,756 | | | |
| **LOOMIS SAYLES SMALL CAP VALUE FUND** | | | | | | | | | | |
| (Funds were first received in this option during May 2008) | | | | | | | | | | |
| Value at beginning of period | $12.43 | $10.84 | $11.18 | $9.08 | $7.15 | $10.35 | | | | |
| Value at end of period | $16.64 | $12.43 | $10.84 | $11.18 | $9.08 | $7.15 | | | | |
| Number of accumulation units outstanding at end of period | 202,776 | 191,284 | 178,748 | 124,844 | 72,170 | 13,495 | | | | |
| **LORD ABBETT SERIES FUND - MID CAP STOCK PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $14.70 | $13.00 | $13.71 | $11.07 | $8.85 | $14.78 | $14.88 | $13.43 | $12.56 | $10.25 |
| Value at end of period | $18.92 | $14.70 | $13.00 | $13.71 | $11.07 | $8.85 | $14.78 | $14.88 | $13.43 | $12.56 |
| Number of accumulation units outstanding at end of period | 987,181 | 1,078,778 | 1,224,326 | 1,333,018 | 1,486,108 | 1,608,995 | 2,009,152 | 2,555,514 | 2,934,710 | 2,159,782 |
| **METWEST TOTAL RETURN BOND FUND** | | | | | | | | | | |
| (Funds were first received in this option during May 2013) | | | | | | | | | | |
| Value at beginning of period | $9.94 | | | | | | | | | |
| Value at end of period | $9.71 | | | | | | | | | |
| Number of accumulation units outstanding at end of period | 36,068 | | | | | | | | | |
| **NEUBERGER BERMAN SOCIALLY RESPONSIVE FUND®** | | | | | | | | | | |
| (Funds were first received in this option during May 2006) | | | | | | | | | | |
| Value at beginning of period | $11.16 | $10.20 | $10.65 | $8.80 | $6.84 | $11.33 | $10.69 | $9.64 | | |
| Value at end of period | $15.21 | $11.16 | $10.20 | $10.65 | $8.80 | $6.84 | $11.33 | $10.69 | | |
| Number of accumulation units outstanding at end of period | 236,579 | 178,096 | 191,547 | 156,370 | 106,032 | 99,707 | 71,654 | 26,098 | | |
| **NEW PERSPECTIVE FUND®** | | | | | | | | | | |
| Value at beginning of period | $17.01 | $14.26 | $15.63 | $14.04 | $10.34 | $16.85 | $14.72 | $12.44 | $11.32 | $9.69 |
| Value at end of period | $21.29 | $17.01 | $14.26 | $15.63 | $14.04 | $10.34 | $16.85 | $14.72 | $12.44 | $11.32 |
| Number of accumulation units outstanding at end of period | 784,426 | 817,966 | 818,726 | 822,617 | 813,928 | 800,025 | 708,559 | 658,350 | 485,783 | 307,559 |
| **OPPENHEIMER DEVELOPING MARKETS FUND** | | | | | | | | | | |
| Value at beginning of period | $73.19 | $61.33 | $75.82 | $60.46 | $33.69 | $65.63 | $49.65 | $40.16 | $28.79 | $19.45 |
| Value at end of period | $78.32 | $73.19 | $61.33 | $75.82 | $60.46 | $33.69 | $65.63 | $49.65 | $40.16 | $28.79 |
| Number of accumulation units outstanding at end of period | 924,300 | 1,021,259 | 1,095,189 | 1,179,705 | 1,135,349 | 1,006,711 | 1,150,491 | 1,259,577 | 1,160,337 | 475,585 |
| **OPPENHEIMER GLOBAL FUND/VA** | | | | | | | | | | |
| Value at beginning of period | $25.21 | $21.05 | $23.25 | $20.30 | $14.70 | $24.89 | $23.71 | $20.40 | $18.07 | $15.35 |
| Value at end of period | $31.70 | $25.21 | $21.05 | $23.25 | $20.30 | $14.70 | $24.89 | $23.71 | $20.40 | $18.07 |
| Number of accumulation units outstanding at end of period | 3,018 | 3,635 | 3,922 | 4,832 | 5,992 | 7,491 | 13,019 | 21,550 | 24,669 | 6,774,870 |
| **OPPENHEIMER GLOBAL STRATEGIC INCOME FUND/VA** | | | | | | | | | | |
| Value at beginning of period | $20.58 | $18.36 | $18.43 | $16.23 | $13.83 | $16.33 | $15.07 | $14.20 | $14.00 | $13.05 |
| Value at end of period | $20.30 | $20.58 | $18.36 | $18.43 | $16.23 | $13.83 | $16.33 | $15.07 | $14.20 | $14.00 |
| Number of accumulation units outstanding at end of period | 742 | 1,006 | 1,458 | 1,614 | 1,650 | 2,902 | 2,952 | 3,767 | 4,445 | 1,071,573 |
| **OPPENHEIMER MAIN STREET SMALL CAP FUND®/VA** | | | | | | | | | | |
| (Funds were first received in this option during May 2005) | | | | | | | | | | |
| Value at beginning of period | $14.82 | $12.72 | $13.17 | $10.81 | $7.98 | $12.99 | $13.32 | $11.72 | $10.23 | |
| Value at end of period | $20.64 | $14.82 | $12.72 | $13.17 | $10.81 | $7.98 | $12.99 | $13.32 | $11.72 | |
| Number of accumulation units outstanding at end of period | 272,934 | 207,442 | 215,726 | 235,384 | 261,711 | 223,505 | 237,160 | 201,230 | 52,201 | |
| **PAX WORLD BALANCED FUND** | | | | | | | | | | |
| Value at beginning of period | $12.54 | $11.41 | $11.77 | $10.65 | $8.89 | $12.99 | $12.02 | $10.99 | $10.56 | $9.43 |
| Value at end of period | $14.41 | $12.54 | $11.41 | $11.77 | $10.65 | $8.89 | $12.99 | $12.02 | $10.99 | $10.56 |
| Number of accumulation units outstanding at end of period | 593,399 | 656,540 | 759,420 | 848,392 | 1,020,315 | 1,219,997 | 1,239,502 | 1,334,312 | 1,286,153 | 436,919 |

# Condensed Financial Information (continued)

| | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 |
|---|---|---|---|---|---|---|---|---|---|---|
| **PIMCO VIT REAL RETURN PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $16.03 | $14.93 | $13.54 | $12.68 | $10.85 | $11.82 | $10.83 | $10.87 | $10.78 | $10.05 |
| Value at end of period | $14.38 | $16.03 | $14.93 | $13.54 | $12.68 | $10.85 | $11.82 | $10.83 | $10.87 | $10.78 |
| Number of accumulation units outstanding at end of period | 1,499,230 | 1,990,404 | 1,723,167 | 1,632,383 | 1,515,335 | 1,327,095 | 792,441 | 763,468 | 794,168 | 303,706 |
| **PIONEER EMERGING MARKETS VCT PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during May 2007) | | | | | | | | | | |
| Value at beginning of period | $8.68 | $7.85 | $10.37 | $9.06 | $5.25 | $12.73 | $10.20 | | | |
| Value at end of period | $8.40 | $8.68 | $7.85 | $10.37 | $9.06 | $5.25 | $12.73 | | | |
| Number of accumulation units outstanding at end of period | 363,217 | 414,326 | 519,891 | 666,366 | 888,247 | 667,484 | 890,313 | | | |
| **PIONEER HIGH YIELD VCT PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $15.74 | $13.74 | $14.15 | $12.13 | $7.66 | $12.00 | $11.48 | $10.72 | $10.65 | $9.68 |
| Value at end of period | $17.42 | $15.74 | $13.74 | $14.15 | $12.13 | $7.66 | $12.00 | $11.48 | $10.72 | $10.65 |
| Number of accumulation units outstanding at end of period | 354,462 | 355,315 | 373,129 | 392,165 | 424,205 | 403,226 | 466,382 | 299,696 | 227,325 | 176,478 |
| **SMALLCAP WORLD FUND®** | | | | | | | | | | |
| (Funds were first received in this option during May 2008) | | | | | | | | | | |
| Value at beginning of period | $10.40 | $8.63 | $10.20 | $8.27 | $5.45 | $10.22 | | | | |
| Value at end of period | $13.29 | $10.40 | $8.63 | $10.20 | $8.27 | $5.45 | | | | |
| Number of accumulation units outstanding at end of period | 362,305 | 299,103 | 273,302 | 249,646 | 116,361 | 22,554 | | | | |
| **TEMPLETON GLOBAL BOND FUND** | | | | | | | | | | |
| Value at beginning of period | $20.61 | $18.02 | $18.69 | $16.79 | $14.31 | $13.63 | $12.45 | $11.11 | $11.61 | $9.86 |
| Value at end of period | $20.80 | $20.61 | $18.02 | $18.69 | $16.79 | $14.31 | $13.63 | $12.45 | $11.11 | $11.61 |
| Number of accumulation units outstanding at end of period | 2,321,197 | 2,529,944 | 2,668,796 | 2,717,506 | 2,445,057 | 2,251,199 | 1,766,942 | 1,078,607 | 643,749 | 294,872 |
| **THE BOND FUND OF AMERICA℠** | | | | | | | | | | |
| (Funds were first received in this option during May 2008) | | | | | | | | | | |
| Value at beginning of period | $11.49 | $10.99 | $10.45 | $9.87 | $8.70 | $9.96 | | | | |
| Value at end of period | $11.12 | $11.49 | $10.99 | $10.45 | $9.87 | $8.70 | | | | |
| Number of accumulation units outstanding at end of period | 229,376 | 284,761 | 250,274 | 203,373 | 196,860 | 82,235 | | | | |
| **THE GROWTH FUND OF AMERICA®** | | | | | | | | | | |
| Value at beginning of period | $14.51 | $12.19 | $12.97 | $11.70 | $8.81 | $14.63 | $13.37 | $12.20 | $10.82 | $9.80 |
| Value at end of period | $19.18 | $14.51 | $12.19 | $12.97 | $11.70 | $8.81 | $14.63 | $13.37 | $12.20 | $10.82 |
| Number of accumulation units outstanding at end of period | 3,974,654 | 4,192,923 | 4,708,634 | 5,018,725 | 5,228,768 | 4,851,610 | 4,415,753 | 4,627,282 | 3,419,375 | 1,485,899 |
| **USAA PRECIOUS METALS AND MINERALS FUND** | | | | | | | | | | |
| (Funds were first received in this option during May 2011) | | | | | | | | | | |
| Value at beginning of period | $7.58 | $8.73 | $9.85 | | | | | | | |
| Value at end of period | $3.64 | $7.58 | $8.73 | | | | | | | |
| Number of accumulation units outstanding at end of period | 480,108 | 255,027 | 137,568 | | | | | | | |
| **WANGER INTERNATIONAL** | | | | | | | | | | |
| (Funds were first received in this option during May 2007) | | | | | | | | | | |
| Value at beginning of period | $10.40 | $8.66 | $10.27 | $8.33 | $5.63 | $10.48 | $10.12 | | | |
| Value at end of period | $12.57 | $10.40 | $8.66 | $10.27 | $8.33 | $5.63 | $10.48 | | | |
| Number of accumulation units outstanding at end of period | 522,545 | 527,100 | 476,158 | 423,414 | 291,124 | 196,246 | 151,589 | | | |
| **WANGER SELECT** | | | | | | | | | | |
| Value at beginning of period | $15.60 | $13.34 | $16.40 | $13.12 | $8.00 | $15.90 | $14.72 | $12.45 | $11.41 | $10.12 |
| Value at end of period | $20.74 | $15.60 | $13.34 | $16.40 | $13.12 | $8.00 | $15.90 | $14.72 | $12.45 | $11.41 |
| Number of accumulation units outstanding at end of period | 889,681 | 1,022,812 | 1,151,326 | 1,320,344 | 1,197,491 | 1,008,917 | 1,121,588 | 625,495 | 202,100 | 71,289 |
| **WANGER USA** | | | | | | | | | | |
| Value at beginning of period | $16.23 | $13.70 | $14.37 | $11.80 | $8.40 | $14.10 | $13.55 | $12.72 | $11.57 | $9.82 |
| Value at end of period | $21.44 | $16.23 | $13.70 | $14.37 | $11.80 | $8.40 | $14.10 | $13.55 | $12.72 | $11.57 |
| Number of accumulation units outstanding at end of period | 486,560 | 513,794 | 518,097 | 494,431 | 440,069 | 427,876 | 445,350 | 489,042 | 304,343 | 84,146 |
| **WASHINGTON MUTUAL INVESTORS FUND℠** | | | | | | | | | | |
| Value at beginning of period | $13.46 | $12.12 | $11.47 | $10.25 | $8.72 | $13.21 | $12.88 | $11.05 | $10.82 | $9.84 |
| Value at end of period | $17.53 | $13.46 | $12.12 | $11.47 | $10.25 | $8.72 | $13.21 | $12.88 | $11.05 | $10.82 |
| Number of accumulation units outstanding at end of period | 1,755,554 | 1,801,763 | 1,831,150 | 1,773,220 | 1,879,255 | 1,928,972 | 2,070,127 | 2,302,633 | 2,104,724 | 1,204,531 |

**WELLS FARGO ADVANTAGE SPECIAL SMALL CAP VALUE FUND**

| | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 |
|---|---|---|---|---|---|---|---|---|---|---|
| Value at beginning of period | $24.46 | $21.84 | $22.60 | $18.66 | $14.55 | $21.59 | $23.79 | $19.84 | $18.19 | $15.26 |
| Value at end of period | $33.36 | $24.46 | $21.84 | $22.60 | $18.66 | $14.55 | $21.59 | $23.79 | $19.84 | $18.19 |
| Number of accumulation units outstanding at end of period | 540,353 | 604,138 | 670,842 | 735,440 | 785,986 | 800,543 | 867,219 | 1,041,048 | 864,643 | 460,932 |

**TABLE 35**

FOR CONTRACTS ISSUED UNDER 403(b) PLANS AND DEFERRED COMPENSATION PLANS ISSUED SINCE JUNE 30, 1993 WITH TOTAL SEPARATE ACCOUNT CHARGES OF 1.25%

(Selected data for accumulation units outstanding throughout each period)

| | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 |
|---|---|---|---|---|---|---|---|---|---|---|
| **AMERICAN CENTURY® INFLATION-ADJUSTED BOND FUND** | | | | | | | | | | |
| (Funds were first received in this option during March 2010) | | | | | | | | | | |
| Value at beginning of period | $13.10 | $12.43 | $11.14 | $10.69 | | | | | | |
| Value at end of period | $11.75 | $13.10 | $12.43 | $11.14 | | | | | | |
| Number of accumulation units outstanding at end of period | 128 | 149 | 155 | 183 | | | | | | |
| **CALVERT VP SRI BALANCED PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $23.58 | $21.61 | $20.92 | $18.90 | $15.28 | $22.53 | $22.20 | $20.67 | $19.81 | $18.53 |
| Value at end of period | $27.48 | $23.58 | $21.61 | $20.92 | $18.90 | $15.28 | $22.53 | $22.20 | $20.67 | $19.81 |
| Number of accumulation units outstanding at end of period | 4,436 | 4,831 | 4,832 | 4,837 | 4,856 | 5,009 | 5,211 | 5,213 | 5,217 | 5,714 |
| **FIDELITY® VIP CONTRAFUND® PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $36.11 | $31.41 | $32.63 | $28.19 | $21.04 | $37.06 | $31.91 | $28.93 | $25.05 | $21.97 |
| Value at end of period | $46.81 | $36.11 | $31.41 | $32.63 | $28.19 | $21.04 | $37.06 | $31.91 | $28.93 | $25.05 |
| Number of accumulation units outstanding at end of period | 3,836 | 4,378 | 4,940 | 4,961 | 4,971 | 5,872 | 6,511 | 6,525 | 5,372 | 5,662 |
| **FIDELITY® VIP EQUITY-INCOME PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $25.39 | $21.91 | $21.98 | $19.33 | $15.03 | $26.55 | $26.48 | $22.31 | $21.34 | $19.37 |
| Value at end of period | $32.12 | $25.39 | $21.91 | $21.98 | $19.33 | $15.03 | $26.55 | $26.48 | $22.31 | $21.34 |
| Number of accumulation units outstanding at end of period | 607 | 648 | 1,336 | 1,625 | 2,652 | 5,814 | 5,954 | 6,316 | 6,294 | 6,688 |
| **FIDELITY® VIP GROWTH PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $21.82 | $19.27 | $19.47 | $15.88 | $12.54 | $24.03 | $19.17 | $18.16 | $17.38 | $17.03 |
| Value at end of period | $29.38 | $21.82 | $19.27 | $19.47 | $15.88 | $12.54 | $24.03 | $19.17 | $18.16 | $17.38 |
| Number of accumulation units outstanding at end of period | 3,146 | 6,374 | 6,488 | 6,490 | 6,684 | 6,672 | 6,650 | 8,186 | 9,789 | 10,664 |
| **FIDELITY® VIP OVERSEAS PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $17.95 | $15.05 | $18.40 | $16.47 | $13.18 | $23.76 | $20.51 | $17.59 | $14.96 | $13.33 |
| Value at end of period | $23.12 | $17.95 | $15.05 | $18.40 | $16.47 | $13.18 | $23.76 | $20.51 | $17.59 | $14.96 |
| Number of accumulation units outstanding at end of period | 368 | 368 | 644 | 644 | 645 | 645 | 794 | 795 | 795 | 796 |
| **ING BALANCED PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $28.34 | $25.26 | $25.92 | $23.00 | $19.54 | $27.51 | $26.39 | $24.30 | $23.61 | $21.85 |
| Value at end of period | $32.67 | $28.34 | $25.26 | $25.92 | $23.00 | $19.54 | $27.51 | $26.39 | $24.30 | $23.61 |
| Number of accumulation units outstanding at end of period | 1,542 | 1,538 | 1,699 | 1,705 | 1,720 | 2,225 | 2,230 | 2,233 | 2,546 | 3,937 |
| **ING BLACKROCK LARGE CAP GROWTH PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2007) | | | | | | | | | | |
| Value at beginning of period | $10.02 | $8.84 | $9.07 | $8.09 | $6.27 | $10.40 | $10.67 | | | |
| Value at end of period | $13.20 | $10.02 | $8.84 | $9.07 | $8.09 | $6.27 | $10.40 | | | |
| Number of accumulation units outstanding at end of period | 256 | 684 | 685 | 1,190 | 1,191 | 1,499 | 2,100 | | | |
| **ING FMR℠ DIVERSIFIED MID CAP PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during January 2009) | | | | | | | | | | |
| Value at beginning of period | $15.39 | $13.60 | $15.46 | $12.20 | $8.51 | | | | | |
| Value at end of period | $20.68 | $15.39 | $13.60 | $15.46 | $12.20 | | | | | |
| Number of accumulation units outstanding at end of period | 731 | 731 | 731 | 731 | 731 | | | | | |

**Condensed Financial Information (continued)**

| | 2004 | 2005 | 2006 | 2007 | 2008 | 2009 | 2010 | 2011 | 2012 | 2013 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING GLOBAL BOND PORTFOLIO** (Funds were first received in this option during April 2005) | | | | | | | | | | |
| Value at beginning of period | | $9.91 | $10.01 | $10.71 | $11.51 | $9.60 | $11.53 | $13.19 | $13.51 | $14.39 |
| Value at end of period | | $10.01 | $10.71 | $11.51 | $9.60 | $11.53 | $13.19 | $13.51 | $14.39 | $13.64 |
| Number of accumulation units outstanding at end of period | | 2,024 | 2,153 | 2,167 | 2,186 | 2,133 | 2,096 | 2,061 | 1,819 | 1,773 |
| **ING GLOBAL RESOURCES PORTFOLIO** (Funds were first received in this option during January 2007) | | | | | | | | | | |
| Value at beginning of period | | | | $9.68 | $13.46 | $7.84 | $10.65 | $12.79 | $11.47 | $11.01 |
| Value at end of period | | | | $13.46 | $7.84 | $10.65 | $12.79 | $11.47 | $11.01 | $12.35 |
| Number of accumulation units outstanding at end of period | | | | 784 | 784 | 738 | 737 | 737 | 736 | 736 |
| **ING GROWTH AND INCOME PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $17.65 | $18.89 | $20.17 | $22.75 | $24.13 | $14.86 | $19.11 | $21.54 | $21.22 | $24.26 |
| Value at end of period | $18.89 | $20.17 | $22.75 | $24.13 | $14.86 | $19.11 | $21.54 | $21.22 | $24.26 | $31.30 |
| Number of accumulation units outstanding at end of period | 47,575 | 42,661 | 39,238 | 21,870 | 16,274 | 14,411 | 13,902 | 13,641 | 12,258 | 16,755 |
| **ING INDEX PLUS LARGECAP PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $16.97 | $18.53 | $19.28 | $21.82 | $22.63 | $14.03 | $17.07 | $19.21 | $18.95 | $21.42 |
| Value at end of period | $18.53 | $19.28 | $21.82 | $22.63 | $14.03 | $17.07 | $19.21 | $18.95 | $21.42 | $28.12 |
| Number of accumulation units outstanding at end of period | 5,251 | 4,733 | 3,887 | 3,534 | 3,440 | 3,438 | 3,436 | 2,275 | 2,273 | 2,005 |
| **ING INDEX PLUS MIDCAP PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $16.32 | $18.78 | $20.62 | $22.28 | $23.21 | $14.31 | $18.61 | $22.41 | $21.88 | $25.42 |
| Value at end of period | $18.78 | $20.62 | $22.28 | $23.21 | $14.31 | $18.61 | $22.41 | $21.88 | $25.42 | $33.78 |
| Number of accumulation units outstanding at end of period | 1,855 | 1,352 | 1,675 | 1,090 | 572 | 572 | 447 | 248 | 248 | 248 |
| **ING INDEX PLUS SMALLCAP PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $12.19 | $14.69 | $15.61 | $17.55 | $16.25 | $10.66 | $13.14 | $15.94 | $15.63 | $17.34 |
| Value at end of period | $14.69 | $15.61 | $17.55 | $16.25 | $10.66 | $13.14 | $15.94 | $15.63 | $17.34 | $24.44 |
| Number of accumulation units outstanding at end of period | 809 | 761 | 761 | 761 | 596 | 596 | 366 | 0 | 0 | 0 |
| **ING INTERMEDIATE BOND PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $16.66 | $17.25 | $17.57 | $18.06 | $18.91 | $17.09 | $18.83 | $20.42 | $21.69 | $23.43 |
| Value at end of period | $17.25 | $17.57 | $18.06 | $18.91 | $17.09 | $18.83 | $20.42 | $21.69 | $23.43 | $23.11 |
| Number of accumulation units outstanding at end of period | 12,737 | 11,779 | 8,378 | 8,443 | 7,996 | 5,796 | 4,442 | 4,485 | 4,533 | 4,554 |
| **ING INTERNATIONAL INDEX PORTFOLIO** (Funds were first received in this option during August 2009) | | | | | | | | | | |
| Value at beginning of period | | | | | | $6.88 | $7.47 | $7.96 | $6.90 | $8.09 |
| Value at end of period | | | | | | $7.47 | $7.96 | $6.90 | $8.09 | $9.70 |
| Number of accumulation units outstanding at end of period | | | | | | 17 | 17 | 17 | 17 | 17 |
| **ING INVESCO EQUITY AND INCOME PORTFOLIO** (Funds were first received in this option during April 2005) | | | | | | | | | | |
| Value at beginning of period | | $9.98 | $10.69 | $11.89 | $12.16 | $9.20 | $11.15 | $12.36 | $12.08 | $13.45 |
| Value at end of period | | $10.69 | $11.89 | $12.16 | $9.20 | $11.15 | $12.36 | $12.08 | $13.45 | $16.60 |
| Number of accumulation units outstanding at end of period | | 15,123 | 14,815 | 14,406 | 14,126 | 8,819 | 8,583 | 4,123 | 1,809 | 1,596 |
| **ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO** (Funds were first received in this option during March 2006) | | | | | | | | | | |
| Value at beginning of period | | | $14.58 | $17.97 | $24.58 | $11.83 | $20.04 | $23.80 | $19.21 | $22.60 |
| Value at end of period | | | $17.97 | $24.58 | $11.83 | $20.04 | $23.80 | $19.21 | $22.60 | $21.03 |
| Number of accumulation units outstanding at end of period | | | 194 | 29 | 29 | 0 | 0 | 47 | 99 | 143 |
| **ING JPMORGAN MID CAP VALUE PORTFOLIO** (Funds were first received in this option during January 2009) | | | | | | | | | | |
| Value at beginning of period | | | | | | $10.90 | $14.33 | $17.40 | $17.50 | $20.74 |
| Value at end of period | | | | | | $14.33 | $17.40 | $17.50 | $20.74 | $26.93 |
| Number of accumulation units outstanding at end of period | | | | | | 388 | 388 | 388 | 388 | 388 |

# Condensed Financial Information (continued)

| | 2004 | 2005 | 2006 | 2007 | 2008 | 2009 | 2010 | 2011 | 2012 | 2013 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING LARGE CAP GROWTH PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during January 2011) | | | | | | | | | | |
| Value at beginning of period | | | | | | | | $10.31 | $10.29 | $12.00 |
| Value at end of period | | | | | | | | $10.29 | $12.00 | $15.52 |
| Number of accumulation units outstanding at end of period | | | | | | | | 6,401 | 6,324 | 6,198 |
| **ING LARGE CAP VALUE PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during July 2007) | | | | | | | | | | |
| Value at beginning of period | | | | $9.34 | $9.11 | $6.29 | $6.99 | $8.25 | $8.43 | $9.55 |
| Value at end of period | | | | $9.11 | $6.29 | $6.99 | $8.25 | $8.43 | $9.55 | $12.34 |
| Number of accumulation units outstanding at end of period | | | | 8,042 | 4,887 | 6,657 | 1,841 | 2,917 | 2,916 | 2,916 |
| **ING MARSICO GROWTH PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during January 2009) | | | | | | | | | | |
| Value at beginning of period | | | | | | $6.15 | $8.38 | $9.94 | $9.68 | $10.79 |
| Value at end of period | | | | | | $8.38 | $9.94 | $9.68 | $10.79 | $14.48 |
| Number of accumulation units outstanding at end of period | | | | | | 1,027 | 1,027 | 1,027 | 1,027 | 1,027 |
| **ING MONEY MARKET PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $13.41 | $13.38 | $13.61 | $14.10 | $14.64 | $14.84 | $14.70 | $14.55 | $14.38 | $14.20 |
| Value at end of period | $13.38 | $13.61 | $14.10 | $14.64 | $14.84 | $14.70 | $14.55 | $14.38 | $14.20 | $14.02 |
| Number of accumulation units outstanding at end of period | 3,497 | 3,534 | 3,533 | 4,749 | 8,306 | 5,817 | 3,292 | 1,395 | 1,391 | 1,390 |
| **ING MULTI-MANAGER LARGE CAP CORE PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during July 2006) | | | | | | | | | | |
| Value at beginning of period | | | $9.66 | $10.79 | $11.23 | $7.26 | $8.92 | $10.23 | $9.67 | $10.55 |
| Value at end of period | | | $10.79 | $11.23 | $7.26 | $8.92 | $10.23 | $9.67 | $10.55 | $13.61 |
| Number of accumulation units outstanding at end of period | | | 440 | 439 | 439 | 439 | 439 | 438 | 438 | 0 |
| **ING OPPENHEIMER GLOBAL PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2005) | | | | | | | | | | |
| Value at beginning of period | | $10.01 | $11.65 | $13.57 | $14.28 | $8.42 | $11.60 | $13.30 | $12.07 | $14.50 |
| Value at end of period | | $11.65 | $13.57 | $14.28 | $8.42 | $11.60 | $13.30 | $12.07 | $14.50 | $18.20 |
| Number of accumulation units outstanding at end of period | | 20,043 | 17,383 | 16,168 | 15,356 | 12,631 | 12,578 | 11,376 | 10,664 | 9,887 |
| **ING PIMCO TOTAL RETURN PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $11.01 | $11.34 | $11.43 | $11.74 | $12.69 | $12.51 | $13.91 | $14.77 | $15.06 | $16.05 |
| Value at end of period | $11.34 | $11.43 | $11.74 | $12.69 | $12.51 | $13.91 | $14.77 | $15.06 | $16.05 | $15.55 |
| Number of accumulation units outstanding at end of period | 552 | 657 | 731 | 730 | 730 | 689 | 800 | 753 | 722 | 678 |
| **ING PIONEER HIGH YIELD PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during March 2010) | | | | | | | | | | |
| Value at beginning of period | | | | | | | $13.04 | $14.98 | $14.69 | $16.86 |
| Value at end of period | | | | | | | $14.98 | $14.69 | $16.86 | $18.70 |
| Number of accumulation units outstanding at end of period | | | | | | | 157 | 133 | 129 | 109 |
| **ING SMALLCAP OPPORTUNITIES PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $6.82 | $7.42 | $7.99 | $8.89 | $9.66 | $6.25 | $8.09 | $10.57 | $10.52 | $11.97 |
| Value at end of period | $7.42 | $7.99 | $8.89 | $9.66 | $6.25 | $8.09 | $10.57 | $10.52 | $11.97 | $16.44 |
| Number of accumulation units outstanding at end of period | 126 | 127 | 126 | 126 | 126 | 126 | 0 | 0 | 0 | 0 |
| **ING SMALL COMPANY PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $19.62 | $22.16 | $24.13 | $27.83 | $29.11 | $19.82 | $24.96 | $30.66 | $29.52 | $33.39 |
| Value at end of period | $22.16 | $24.13 | $27.83 | $29.11 | $19.82 | $24.96 | $30.66 | $29.52 | $33.39 | $45.42 |
| Number of accumulation units outstanding at end of period | 1,104 | 1,103 | 232 | 160 | 14 | 359 | 359 | 359 | 359 | 359 |
| **ING STRATEGIC ALLOCATION GROWTH PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $16.07 | $17.77 | $18.64 | $20.84 | $21.61 | $13.65 | $16.88 | $18.84 | $18.06 | $20.51 |
| Value at end of period | $17.77 | $18.64 | $20.84 | $21.61 | $13.65 | $16.88 | $18.84 | $18.06 | $20.51 | $24.79 |
| Number of accumulation units outstanding at end of period | 9 | 9 | 9 | 9 | 9 | 9 | 9 | 62 | 118 | 160 |

CFI 324

| | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING STRATEGIC ALLOCATION MODERATE PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during January 2008) | | | | | | | | | | |
| Value at beginning of period | $20.45 | $18.23 | $18.57 | $16.79 | $13.95 | $19.31 | | | | |
| Value at end of period | $23.55 | $20.45 | $18.23 | $18.57 | $16.79 | $13.95 | | | | |
| Number of accumulation units outstanding at end of period | 365 | 366 | 366 | 365 | 365 | 365 | | | | |
| **ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during January 2006) | | | | | | | | | | |
| Value at beginning of period | $15.54 | $13.75 | $13.53 | $12.02 | $9.13 | $12.76 | $12.38 | $11.26 | | |
| Value at end of period | $18.76 | $15.54 | $13.75 | $13.53 | $12.02 | $9.13 | $12.76 | $12.38 | | |
| Number of accumulation units outstanding at end of period | 1,927 | 1,928 | 1,928 | 2,314 | 2,555 | 2,594 | 3,557 | 3,558 | | |
| **ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2005) | | | | | | | | | | |
| Value at beginning of period | $15.03 | $13.11 | $13.79 | $10.86 | $7.51 | $13.38 | $11.95 | $11.09 | $9.93 | |
| Value at end of period | $20.07 | $15.03 | $13.11 | $13.79 | $10.86 | $7.51 | $13.38 | $11.95 | $11.09 | |
| Number of accumulation units outstanding at end of period | 10,908 | 10,939 | 11,971 | 13,318 | 15,069 | 15,263 | 15,273 | 16,106 | 17,945 | |
| **ING T. ROWE PRICE EQUITY INCOME PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $17.10 | $14.77 | $15.09 | $13.30 | $10.77 | $16.96 | $16.67 | $14.18 | $13.81 | $12.53 |
| Value at end of period | $21.91 | $17.10 | $14.77 | $15.09 | $13.30 | $10.77 | $16.96 | $16.67 | $14.18 | $13.81 |
| Number of accumulation units outstanding at end of period | 15 | 0 | 0 | 0 | 0 | 0 | 0 | 341 | 341 | 341 |
| **ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $28.29 | $24.10 | $24.66 | $21.37 | $15.14 | $26.53 | $24.45 | $21.85 | $20.84 | $19.18 |
| Value at end of period | $38.91 | $28.29 | $24.10 | $24.66 | $21.37 | $15.14 | $26.53 | $24.45 | $21.85 | $20.84 |
| Number of accumulation units outstanding at end of period | 1,429 | 1,526 | 1,582 | 1,574 | 1,564 | 1,803 | 2,659 | 3,558 | 3,810 | 3,944 |
| **ING TEMPLETON FOREIGN EQUITY PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2008) | | | | | | | | | | |
| Value at beginning of period | $8.99 | $7.66 | $8.82 | $8.20 | $6.28 | $10.20 | | | | |
| Value at end of period | $10.68 | $8.99 | $7.66 | $8.82 | $8.20 | $6.28 | | | | |
| Number of accumulation units outstanding at end of period | 17,239 | 20,407 | 22,868 | 25,222 | 25,250 | 26,257 | | | | |
| **ING TEMPLETON GLOBAL GROWTH PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during January 2007) | | | | | | | | | | |
| Value at beginning of period | $10.37 | $8.62 | $9.26 | $8.70 | $6.66 | $11.18 | $11.20 | | | |
| Value at end of period | $13.37 | $10.37 | $8.62 | $9.26 | $8.70 | $6.66 | $11.18 | | | |
| Number of accumulation units outstanding at end of period | 1,071 | 1,071 | 1,071 | 1,071 | 1,072 | 1,072 | 1,073 | | | |
| **INVESCO V.I. AMERICAN FRANCHISE FUND** | | | | | | | | | | |
| (Funds were first received in this option during April 2012) | | | | | | | | | | |
| Value at beginning of period | $35.92 | $37.16 | | | | | | | | |
| Value at end of period | $49.71 | $35.92 | | | | | | | | |
| Number of accumulation units outstanding at end of period | 197 | 206 | | | | | | | | |
| **INVESCO V.I. CORE EQUITY FUND** | | | | | | | | | | |
| Value at beginning of period | $11.15 | $9.91 | $10.04 | $9.28 | $7.33 | $10.62 | $9.95 | $8.63 | $8.30 | $7.71 |
| Value at end of period | $14.23 | $11.15 | $9.91 | $10.04 | $9.28 | $7.33 | $10.62 | $9.95 | $8.63 | $8.30 |
| Number of accumulation units outstanding at end of period | 0 | 0 | 0 | 0 | 4 | 4 | 4 | 4 | 726 | 727 |
| **OPPENHEIMER MAIN STREET SMALL CAP FUND®/VA** | | | | | | | | | | |
| (Funds were first received in this option during October 2013) | | | | | | | | | | |
| Value at beginning of period | $20.02 | | | | | | | | | |
| Value at end of period | $20.62 | | | | | | | | | |
| Number of accumulation units outstanding at end of period | 16 | | | | | | | | | |

# Condensed Financial Information (continued)

## TABLE 36

### FOR CONTRACTS ISSUED UNDER 403(b) OR 401(a) PLANS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 1.40%

(Selected data for accumulation units outstanding throughout each period)

| | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ALGER GREEN FUND** | | | | | | | | | | |
| (Funds were first received in this option during July 2011) | | | | | | | | | | |
| Value at beginning of period | $14.80 | $13.06 | $14.07 | | | | | | | |
| Value at end of period | $19.66 | $14.80 | $13.06 | | | | | | | |
| Number of accumulation units outstanding at end of period | 2 | 6 | 2 | | | | | | | |
| **AMANA GROWTH FUND** | | | | | | | | | | |
| Value at beginning of period | $14.86 | $13.55 | | | | | | | | |
| Value at end of period | $18.00 | $14.86 | | | | | | | | |
| Number of accumulation units outstanding at end of period | 24 | 9 | | | | | | | | |
| **AMANA INCOME FUND** | | | | | | | | | | |
| Value at beginning of period | $14.42 | $13.34 | | | | | | | | |
| Value at end of period | $18.45 | $14.42 | | | | | | | | |
| Number of accumulation units outstanding at end of period | 461 | 398 | | | | | | | | |
| **AMERICAN CENTURY® INFLATION-ADJUSTED BOND FUND** | | | | | | | | | | |
| (Funds were first received in this option during January 2011) | | | | | | | | | | |
| Value at beginning of period | $13.02 | $12.38 | $11.06 | | | | | | | |
| Value at end of period | $11.67 | $13.02 | $12.38 | | | | | | | |
| Number of accumulation units outstanding at end of period | 450 | 214 | 209 | | | | | | | |
| **BLACKROCK MID CAP VALUE OPPORTUNITIES FUND** | | | | | | | | | | |
| (Funds were first received in this option during January 2011) | | | | | | | | | | |
| Value at beginning of period | $17.06 | $15.29 | $15.99 | | | | | | | |
| Value at end of period | $22.42 | $17.06 | $15.29 | | | | | | | |
| Number of accumulation units outstanding at end of period | 210 | 137 | 123 | | | | | | | |
| **CALVERT VP SRI BALANCED PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $25.93 | $23.80 | $23.08 | $20.88 | $16.90 | $24.96 | $24.64 | $22.97 | $22.05 | $20.66 |
| Value at end of period | $30.17 | $25.93 | $23.80 | $23.08 | $20.88 | $16.90 | $24.96 | $24.64 | $22.97 | $22.05 |
| Number of accumulation units outstanding at end of period | 309 | 302 | 294 | 284 | 497 | 486 | 438 | 396 | 360 | 335 |
| **COLUMBIA MID CAP VALUE FUND (CLASS A)** | | | | | | | | | | |
| (Funds were first received in this option during November 2010) | | | | | | | | | | |
| Value at beginning of period | $10.41 | $9.06 | $9.60 | $8.93 | | | | | | |
| Value at end of period | $13.87 | $10.41 | $9.06 | $9.60 | | | | | | |
| Number of accumulation units outstanding at end of period | 37 | 27 | 14 | 2 | | | | | | |
| **EUROPACIFIC GROWTH FUND®** | | | | | | | | | | |
| (Funds were first received in this option during May 2005) | | | | | | | | | | |
| Value at beginning of period | $16.69 | $14.20 | $16.67 | $15.45 | $11.27 | $19.22 | $16.40 | $13.65 | $11.37 | |
| Value at end of period | $19.78 | $16.69 | $14.20 | $16.67 | $15.45 | $11.27 | $19.22 | $16.40 | $13.65 | |
| Number of accumulation units outstanding at end of period | 2,714 | 2,517 | 2,136 | 3,419 | 2,500 | 2,530 | 2,134 | 2,089 | 2,061 | |
| **FIDELITY® VIP CONTRAFUND® PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $35.17 | $30.64 | $31.88 | $27.58 | $20.61 | $36.36 | $31.37 | $28.47 | $24.69 | $21.69 |
| Value at end of period | $45.52 | $35.17 | $30.64 | $31.88 | $27.58 | $20.61 | $36.36 | $31.37 | $28.47 | $24.69 |
| Number of accumulation units outstanding at end of period | 2,017 | 1,792 | 1,554 | 1,895 | 2,305 | 2,826 | 1,724 | 1,536 | 1,211 | 6,763 |
| **FIDELITY® VIP EQUITY-INCOME PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $24.72 | $21.37 | $21.47 | $18.91 | $14.73 | $26.05 | $26.02 | $21.96 | $21.03 | $19.13 |
| Value at end of period | $31.24 | $24.72 | $21.37 | $21.47 | $18.91 | $14.73 | $26.05 | $26.02 | $21.96 | $21.03 |
| Number of accumulation units outstanding at end of period | 2,394 | 2,794 | 2,601 | 2,454 | 2,821 | 2,361 | 1,900 | 1,590 | 1,913 | 1,472 |
| **FIDELITY® VIP GROWTH PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $21.25 | $18.79 | $19.02 | $15.54 | $12.28 | $23.58 | $18.84 | $17.88 | $17.14 | $16.81 |
| Value at end of period | $28.57 | $21.25 | $18.79 | $19.02 | $15.54 | $12.28 | $23.58 | $18.84 | $17.88 | $17.14 |
| Number of accumulation units outstanding at end of period | 298 | 298 | 298 | 400 | 134 | 939 | 942 | 932 | 1,119 | 1,073 |

CFI 326

**Condensed Financial Information (continued)**

| | 2004 | 2005 | 2006 | 2007 | 2008 | 2009 | 2010 | 2011 | 2012 | 2013 |
|---|---|---|---|---|---|---|---|---|---|---|
| **FIDELITY® VIP OVERSEAS PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $13.16 | $14.75 | $17.31 | $20.16 | $23.31 | $12.92 | $16.12 | $17.97 | $14.68 | $17.48 |
| Value at end of period | $14.75 | $17.31 | $20.16 | $23.31 | $12.92 | $16.12 | $17.97 | $14.68 | $17.48 | $22.48 |
| Number of accumulation units outstanding at end of period | 243 | 386 | 504 | 602 | 723 | 777 | 824 | 957 | 1,034 | 1,176 |
| **FRANKLIN SMALL CAP VALUE SECURITIES FUND** | | | | | | | | | | |
| Value at beginning of period | $11.99 | $14.63 | $15.69 | $18.10 | $17.42 | $11.50 | $14.65 | $18.52 | $17.57 | $20.51 |
| Value at end of period | $14.63 | $15.69 | $18.10 | $17.42 | $11.50 | $14.65 | $18.52 | $17.57 | $20.51 | $27.56 |
| Number of accumulation units outstanding at end of period | 86 | 154 | 212 | 272 | 359 | 368 | 55 | 0 | 0 | 0 |
| **FUNDAMENTAL INVESTORS**<sup>SM</sup> | | | | | | | | | | |
| (Funds were first received in this option during October 2009) | | | | | | | | | | |
| Value at beginning of period | | | | | | $7.86 | $8.01 | $9.00 | $8.71 | $10.05 |
| Value at end of period | | | | | | $8.01 | $9.00 | $8.71 | $10.05 | $13.03 |
| Number of accumulation units outstanding at end of period | | | | | | 509 | 0 | 0 | 143 | 217 |
| **ING AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $11.45 | $12.90 | $13.72 | $15.62 | $14.95 | $10.83 | $14.49 | $17.43 | $16.64 | $19.09 |
| Value at end of period | $12.90 | $13.72 | $15.62 | $14.95 | $10.83 | $14.49 | $17.43 | $16.64 | $19.09 | $24.73 |
| Number of accumulation units outstanding at end of period | 5,191 | 108 | 108 | 400 | 108 | 108 | 108 | 0 | 0 | 0 |
| **ING BALANCED PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $23.28 | $25.11 | $25.81 | $28.00 | $29.14 | $20.66 | $24.29 | $27.33 | $26.59 | $29.79 |
| Value at end of period | $25.11 | $25.81 | $28.00 | $29.14 | $20.66 | $24.29 | $27.33 | $26.59 | $29.79 | $34.28 |
| Number of accumulation units outstanding at end of period | 555 | 403 | 374 | 431 | 660 | 629 | 656 | 673 | 696 | 162 |
| **ING BLACKROCK LARGE CAP GROWTH PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | | | | $10.66 | $10.39 | $6.25 | $8.05 | $9.02 | $8.78 | $9.93 |
| Value at end of period | | | | $10.39 | $6.25 | $8.05 | $9.02 | $8.78 | $9.93 | $13.07 |
| Number of accumulation units outstanding at end of period | | | | 1,006 | 1,595 | 2,384 | 2,951 | 3,368 | 3,370 | 3,369 |
| **ING CLARION GLOBAL REAL ESTATE PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during September 2008) | | | | | | | | | | |
| Value at beginning of period | | | | | $9.74 | $6.70 | $8.83 | $10.13 | $9.47 | $11.78 |
| Value at end of period | | | | | $6.70 | $8.83 | $10.13 | $9.47 | $11.78 | $12.07 |
| Number of accumulation units outstanding at end of period | | | | | 211 | 211 | 211 | 31 | 31 | 31 |
| **ING CLARION REAL ESTATE PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during December 2006) | | | | | | | | | | |
| Value at beginning of period | | | $12.37 | $12.28 | $9.96 | $6.04 | $8.09 | $10.21 | $11.03 | $12.56 |
| Value at end of period | | | $12.28 | $9.96 | $6.04 | $8.09 | $10.21 | $11.03 | $12.56 | $12.64 |
| Number of accumulation units outstanding at end of period | | | 343 | 50 | 730 | 680 | 2,123 | 7 | 248 | 290 |
| **ING COLUMBIA SMALL CAP VALUE II PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during November 2007) | | | | | | | | | | |
| Value at beginning of period | | | | $9.94 | $10.21 | $6.63 | $8.16 | $10.08 | $9.67 | $10.89 |
| Value at end of period | | | | $10.21 | $6.63 | $8.16 | $10.08 | $9.67 | $10.89 | $15.03 |
| Number of accumulation units outstanding at end of period | | | | 756 | 757 | 756 | 0 | 0 | 0 | 0 |
| **ING GLOBAL BOND PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2005) | | | | | | | | | | |
| Value at beginning of period | | $9.90 | $9.99 | $10.68 | $11.46 | $9.54 | $11.44 | $13.07 | $13.37 | $14.22 |
| Value at end of period | | $9.99 | $10.68 | $11.46 | $9.54 | $11.44 | $13.07 | $13.37 | $14.22 | $13.46 |
| Number of accumulation units outstanding at end of period | | 4,202 | 2,660 | 2,148 | 2,325 | 2,340 | 1,982 | 1,020 | 1,055 | 1,090 |
| **ING GLOBAL RESOURCES PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during January 2007) | | | | | | | | | | |
| Value at beginning of period | | | | $9.68 | $13.43 | $7.82 | $10.60 | $12.71 | $11.39 | $10.91 |
| Value at end of period | | | | $13.43 | $7.82 | $10.60 | $12.71 | $11.39 | $10.91 | $12.22 |
| Number of accumulation units outstanding at end of period | | | | 42 | 42 | 42 | 42 | 6 | 27 | 46 |
| **ING GROWTH AND INCOME PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $18.82 | $20.12 | $21.45 | $24.15 | $25.57 | $15.73 | $20.20 | $22.73 | $22.35 | $25.51 |
| Value at end of period | $20.12 | $21.45 | $24.15 | $25.57 | $15.73 | $20.20 | $22.73 | $22.35 | $25.51 | $32.87 |
| Number of accumulation units outstanding at end of period | 834 | 893 | 830 | 929 | 1,052 | 789 | 949 | 968 | 1,043 | 3,191 |

# Condensed Financial Information (continued)

| | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING INDEX PLUS LARGECAP PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $20.90 | $18.52 | $18.80 | $16.73 | $13.77 | $22.24 | $21.48 | $19.01 | $18.30 | $16.78 |
| Value at end of period | $27.39 | $20.90 | $18.52 | $18.80 | $16.73 | $13.77 | $22.24 | $21.48 | $19.01 | $18.30 |
| Number of accumulation units outstanding at end of period | 51 | 51 | 51 | 16,488 | 74 | 78 | 94 | 73 | 25 | 23 |
| **ING INDEX PLUS MIDCAP PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $24.86 | $21.42 | $21.98 | $18.29 | $14.08 | $22.87 | $21.99 | $20.38 | $18.59 | $16.18 |
| Value at end of period | $32.99 | $24.86 | $21.42 | $21.98 | $18.29 | $14.08 | $22.87 | $21.99 | $20.38 | $18.59 |
| Number of accumulation units outstanding at end of period | 497 | 490 | 485 | 2,188 | 1,555 | 2,174 | 1,266 | 1,456 | 1,338 | 8,033 |
| **ING INDEX PLUS SMALLCAP PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during July 2006) | | | | | | | | | | |
| Value at beginning of period | $16.96 | $15.30 | $15.64 | $12.91 | $10.49 | $16.01 | $17.32 | $15.74 | | |
| Value at end of period | $23.86 | $16.96 | $15.30 | $15.64 | $12.91 | $10.49 | $16.01 | $17.32 | | |
| Number of accumulation units outstanding at end of period | 3,243 | 2,960 | 2,670 | 2,362 | 2,016 | 1,558 | 1,178 | 908 | | |
| **ING INTERMEDIATE BOND PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $25.17 | $23.33 | $22.00 | $20.32 | $18.47 | $20.47 | $19.58 | $19.08 | $18.76 | $18.14 |
| Value at end of period | $24.78 | $25.17 | $23.33 | $22.00 | $20.32 | $18.47 | $20.47 | $19.58 | $19.08 | $18.76 |
| Number of accumulation units outstanding at end of period | 331 | 331 | 331 | 3,407 | 1,065 | 1,186 | 564 | 320 | 333 | 331 |
| **ING INTERNATIONAL VALUE PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $12.82 | $10.90 | $13.00 | $12.86 | $10.26 | $18.18 | $16.25 | $12.73 | $11.80 | $10.19 |
| Value at end of period | $15.32 | $12.82 | $10.90 | $13.00 | $12.86 | $10.26 | $18.18 | $16.25 | $12.73 | $11.80 |
| Number of accumulation units outstanding at end of period | 0 | 0 | 0 | 215 | 550 | 470 | 374 | 311 | 249 | 6,257 |
| **ING INVESCO COMSTOCK PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during May 2005) | | | | | | | | | | |
| Value at beginning of period | $13.96 | $11.93 | $12.36 | $10.88 | $8.59 | $13.71 | $14.23 | $12.46 | $12.01 | |
| Value at end of period | $18.58 | $13.96 | $11.93 | $12.36 | $10.88 | $8.59 | $13.71 | $14.23 | $12.46 | |
| Number of accumulation units outstanding at end of period | 0 | 0 | 0 | 233 | 333 | 333 | 333 | 333 | 333 | |
| **ING INVESCO EQUITY AND INCOME PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2005) | | | | | | | | | | |
| Value at beginning of period | $13.29 | $11.95 | $12.25 | $11.06 | $9.15 | $12.11 | $11.86 | $10.67 | $9.99 | |
| Value at end of period | $16.37 | $13.29 | $11.95 | $12.25 | $11.06 | $9.15 | $12.11 | $11.86 | $10.67 | |
| Number of accumulation units outstanding at end of period | 3,622 | 3,579 | 3,288 | 3,135 | 3,491 | 3,159 | 2,538 | 2,818 | 2,290 | |
| **ING LARGE CAP GROWTH PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during January 2011) | | | | | | | | | | |
| Value at beginning of period | $11.97 | $10.28 | $10.31 | | | | | | | |
| Value at end of period | $15.45 | $11.97 | $10.28 | | | | | | | |
| Number of accumulation units outstanding at end of period | 4,503 | 5,347 | 5,222 | | | | | | | |
| **ING LARGE CAP VALUE PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during January 2011) | | | | | | | | | | |
| Value at beginning of period | $9.45 | $8.36 | $8.33 | | | | | | | |
| Value at end of period | $12.19 | $9.45 | $8.36 | | | | | | | |
| Number of accumulation units outstanding at end of period | 336 | 261 | 260 | | | | | | | |
| **ING MFS TOTAL RETURN PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $15.02 | $13.70 | $13.68 | $12.63 | $10.86 | $14.19 | $13.84 | $12.54 | $12.36 | $11.28 |
| Value at end of period | $17.57 | $15.02 | $13.70 | $13.68 | $12.63 | $10.86 | $14.19 | $13.84 | $12.54 | $12.36 |
| Number of accumulation units outstanding at end of period | 40 | 3 | 0 | 0 | 0 | 74 | 74 | 230 | 230 | 230 |
| **ING MFS UTILITIES PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during December 2006) | | | | | | | | | | |
| Value at beginning of period | $19.50 | $17.46 | $16.64 | $14.85 | $11.34 | $18.46 | $14.70 | $14.73 | | |
| Value at end of period | $23.11 | $19.50 | $17.46 | $16.64 | $14.85 | $11.34 | $18.46 | $14.70 | | |
| Number of accumulation units outstanding at end of period | 0 | 0 | 0 | 0 | 288 | 288 | 288 | 288 | | |
| **ING MIDCAP OPPORTUNITIES PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $17.85 | $15.85 | | | | | | | | |
| Value at end of period | $23.23 | $17.85 | | | | | | | | |
| Number of accumulation units outstanding at end of period | 1,192 | 546 | | | | | | | | |

**Condensed Financial Information (continued)**

| | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING MONEY MARKET PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $14.34 | $14.54 | $14.74 | $14.91 | $15.08 | $14.89 | $14.36 | $13.89 | $13.68 | $13.72 |
| Value at end of period | $14.14 | $14.34 | $14.54 | $14.74 | $14.91 | $15.08 | $14.89 | $14.36 | $13.89 | $13.68 |
| Number of accumulation units outstanding at end of period | 222 | 297 | 14,737 | 14,593 | 16,602 | 24,448 | 8,063 | 10,601 | 11,160 | 5,686 |
| **ING OPPENHEIMER GLOBAL PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2005) | | | | | | | | | | |
| Value at beginning of period | $14.33 | $11.94 | $13.18 | $11.52 | $8.37 | $14.22 | $13.53 | $11.63 | $10.04 | |
| Value at end of period | $17.96 | $14.33 | $11.94 | $13.18 | $11.52 | $8.37 | $14.22 | $13.53 | $11.63 | |
| Number of accumulation units outstanding at end of period | 772 | 766 | 766 | 2,097 | 2,118 | 2,634 | 1,949 | 3,573 | 3,822 | |
| **ING PIMCO TOTAL RETURN PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during February 2008) | | | | | | | | | | |
| Value at beginning of period | $15.79 | $14.84 | $14.58 | $13.75 | $12.38 | $12.99 | | | | |
| Value at end of period | $15.27 | $15.79 | $14.84 | $14.58 | $13.75 | $12.38 | | | | |
| Number of accumulation units outstanding at end of period | 0 | 0 | 0 | 675 | 0 | 1,120 | | | | |
| **ING PIONEER HIGH YIELD PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during August 2009) | | | | | | | | | | |
| Value at beginning of period | $16.69 | $14.56 | $14.88 | $12.68 | $11.20 | | | | | |
| Value at end of period | $18.48 | $16.69 | $14.56 | $14.88 | $12.68 | | | | | |
| Number of accumulation units outstanding at end of period | 95 | 82 | 0 | 2,143 | 2,143 | | | | | |
| **ING RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during July 2011) | | | | | | | | | | |
| Value at beginning of period | $16.16 | $14.31 | $14.75 | | | | | | | |
| Value at end of period | $21.03 | $16.16 | $14.31 | | | | | | | |
| Number of accumulation units outstanding at end of period | 588 | 439 | 4 | | | | | | | |
| **ING RUSSELL™ SMALL CAP INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during August 2011) | | | | | | | | | | |
| Value at beginning of period | $11.71 | $10.23 | $8.97 | | | | | | | |
| Value at end of period | $16.02 | $11.71 | $10.23 | | | | | | | |
| Number of accumulation units outstanding at end of period | 726 | 709 | 70 | | | | | | | |
| **ING SMALL CAP OPPORTUNITIES PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $11.76 | $10.36 | $10.42 | $7.98 | $6.18 | $9.56 | $8.81 | $7.94 | $7.38 | $6.79 |
| Value at end of period | $16.13 | $11.76 | $10.36 | $10.42 | $7.98 | $6.18 | $9.56 | $8.81 | $7.94 | $7.38 |
| Number of accumulation units outstanding at end of period | 68 | 68 | 68 | 68 | 68 | 68 | 68 | 68 | 76 | 129 |
| **ING SMALL COMPANY PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $32.60 | $28.87 | $30.03 | $24.48 | $19.47 | $28.63 | $27.43 | $23.81 | $21.90 | $19.42 |
| Value at end of period | $44.28 | $32.60 | $28.87 | $30.03 | $24.48 | $19.47 | $28.63 | $27.43 | $23.81 | $21.90 |
| Number of accumulation units outstanding at end of period | 185 | 171 | 154 | 225 | 204 | 220 | 194 | 161 | 207 | 321 |
| **ING SOLUTION 2015 PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during February 2007) | | | | | | | | | | |
| Value at beginning of period | $12.34 | $11.22 | $11.47 | $10.45 | $8.67 | $12.02 | $11.77 | | | |
| Value at end of period | $13.27 | $12.34 | $11.22 | $11.47 | $10.45 | $8.67 | $12.02 | | | |
| Number of accumulation units outstanding at end of period | 0 | 0 | 0 | 2,313 | 2,041 | 2,040 | 2,040 | | | |
| **ING SOLUTION 2025 PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during June 2007) | | | | | | | | | | |
| Value at beginning of period | $12.10 | $10.82 | $11.32 | $10.09 | $8.14 | $12.48 | $12.63 | | | |
| Value at end of period | $13.88 | $12.10 | $10.82 | $11.32 | $10.09 | $8.14 | $12.48 | | | |
| Number of accumulation units outstanding at end of period | 0 | 0 | 0 | 2,032 | 1,458 | 1,834 | 1,593 | | | |
| **ING SOLUTION 2035 PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during February 2010) | | | | | | | | | | |
| Value at beginning of period | $12.24 | $10.78 | $11.47 | $9.96 | | | | | | |
| Value at end of period | $14.52 | $12.24 | $10.78 | $11.47 | | | | | | |
| Number of accumulation units outstanding at end of period | 0 | 0 | 0 | 773 | | | | | | |

CFI 329

# Condensed Financial Information (continued)

| | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING SOLUTION BALANCED PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during July 2011) | | | | | | | | | | |
| Value at beginning of period | $10.15 | $9.05 | $9.73 | | | | | | | |
| Value at end of period | $11.57 | $10.15 | $9.05 | | | | | | | |
| Number of accumulation units outstanding at end of period | 3 | 9 | 3 | | | | | | | |
| **ING STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $20.38 | $18.40 | $18.34 | $16.74 | $14.41 | $19.12 | $18.33 | $17.15 | $16.75 | $16.04 |
| Value at end of period | $22.53 | $20.38 | $18.40 | $18.34 | $16.74 | $14.41 | $19.12 | $18.33 | $17.15 | $16.75 |
| Number of accumulation units outstanding at end of period | 374 | 344 | 310 | 270 | 221 | 164 | 192 | 97 | 23 | 7 |
| **ING STRATEGIC ALLOCATION GROWTH PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $19.98 | $17.62 | $18.41 | $16.51 | $13.37 | $21.21 | $20.48 | $18.35 | $17.52 | $16.40 |
| Value at end of period | $24.11 | $19.98 | $17.62 | $18.41 | $16.51 | $13.37 | $21.21 | $20.48 | $18.35 | $17.52 |
| Number of accumulation units outstanding at end of period | 2,017 | 1,898 | 1,623 | 1,361 | 1,076 | 726 | 561 | 236 | 52 | 25 |
| **ING STRATEGIC ALLOCATION MODERATE PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $19.92 | $17.78 | $18.14 | $16.42 | $13.67 | $19.94 | $19.18 | $17.49 | $16.94 | $15.59 |
| Value at end of period | $22.90 | $19.92 | $17.78 | $18.14 | $16.42 | $13.67 | $19.94 | $19.18 | $17.49 | $16.94 |
| Number of accumulation units outstanding at end of period | 1,913 | 1,738 | 1,409 | 1,181 | 978 | 733 | 530 | 357 | 110 | 71 |
| **ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during December 2006) | | | | | | | | | | |
| Value at beginning of period | $15.36 | $13.61 | $13.41 | $11.93 | $9.08 | $12.71 | $12.35 | $12.27 | | |
| Value at end of period | $18.51 | $15.36 | $13.61 | $13.41 | $11.93 | $9.08 | $12.71 | $12.35 | | |
| Number of accumulation units outstanding at end of period | 0 | 0 | 0 | 3,965 | 2,456 | 3,476 | 1,156 | 1,036 | | |
| **ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2005) | | | | | | | | | | |
| Value at beginning of period | $14.85 | $12.97 | $13.66 | $10.78 | $7.47 | $13.32 | $11.92 | $11.08 | $9.89 | |
| Value at end of period | $19.80 | $14.85 | $12.97 | $13.66 | $10.78 | $7.47 | $13.32 | $11.92 | $11.08 | |
| Number of accumulation units outstanding at end of period | 1,450 | 1,371 | 1,276 | 1,245 | 1,269 | 1,926 | 1,793 | 1,691 | 2,001 | |
| **ING T. ROWE PRICE EQUITY INCOME PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $16.85 | $14.58 | $14.92 | $13.16 | $10.68 | $16.84 | $16.58 | $14.12 | $13.78 | $12.42 |
| Value at end of period | $21.55 | $16.85 | $14.58 | $14.92 | $13.16 | $10.68 | $16.84 | $16.58 | $14.12 | $13.78 |
| Number of accumulation units outstanding at end of period | 218 | 138 | 132 | 0 | 0 | 0 | 271 | 702 | 431 | 4,057 |
| **ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $27.55 | $23.50 | $24.09 | $20.91 | $14.83 | $26.03 | $24.03 | $21.51 | $20.54 | $18.94 |
| Value at end of period | $37.83 | $27.55 | $23.50 | $24.09 | $20.91 | $14.83 | $26.03 | $24.03 | $21.51 | $20.54 |
| Number of accumulation units outstanding at end of period | 1,871 | 1,655 | 1,556 | 1,773 | 1,637 | 1,629 | 1,773 | 1,508 | 1,387 | 5,469 |
| **ING TEMPLETON FOREIGN EQUITY PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2008) | | | | | | | | | | |
| Value at beginning of period | $8.93 | $7.62 | $8.78 | $8.18 | $6.28 | $10.20 | | | | |
| Value at end of period | $10.59 | $8.93 | $7.62 | $8.78 | $8.18 | $6.28 | | | | |
| Number of accumulation units outstanding at end of period | 851 | 1,999 | 1,924 | 1,854 | 1,718 | 1,445 | | | | |
| **ING TEMPLETON GLOBAL GROWTH PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during October 2009) | | | | | | | | | | |
| Value at beginning of period | $10.26 | $8.55 | $9.19 | $8.65 | $8.59 | | | | | |
| Value at end of period | $13.22 | $10.26 | $8.55 | $9.19 | $8.65 | | | | | |
| Number of accumulation units outstanding at end of period | 0 | 0 | 0 | 0 | 664 | | | | | |
| **INVESCO MID CAP CORE EQUITY FUND** | | | | | | | | | | |
| (Funds were first received in this option during October 2009) | | | | | | | | | | |
| Value at beginning of period | $13.68 | $12.57 | $13.59 | $12.25 | $11.91 | | | | | |
| Value at end of period | $17.42 | $13.68 | $12.57 | $13.59 | $12.25 | | | | | |
| Number of accumulation units outstanding at end of period | 0 | 0 | 0 | 0 | 252 | | | | | |

CFI 330

| | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 |
|---|---|---|---|---|---|---|---|---|---|---|
| **NEUBERGER BERMAN SOCIALLY RESPONSIVE FUND®** | | | | | | | | | | |
| (Funds were first received in this option during July 2011) | | | | | | | | | | |
| Value at beginning of period | $11.04 | $10.11 | $11.08 | | | | | | | |
| Value at end of period | $15.02 | $11.04 | $10.11 | | | | | | | |
| Number of accumulation units outstanding at end of period | 11 | 139 | 80 | | | | | | | |
| **NEW PERSPECTIVE FUND®** | | | | | | | | | | |
| (Funds were first received in this option during November 2007) | | | | | | | | | | |
| Value at beginning of period | $16.77 | $14.08 | $15.47 | $13.91 | $10.27 | $16.75 | $16.55 | | | |
| Value at end of period | $20.97 | $16.77 | $14.08 | $15.47 | $13.91 | $10.27 | $16.75 | | | |
| Number of accumulation units outstanding at end of period | 481 | 422 | 0 | 0 | 208 | 208 | 208 | | | |
| **OPPENHEIMER DEVELOPING MARKETS FUND** | | | | | | | | | | |
| Value at beginning of period | $71.75 | $60.22 | $74.57 | $59.56 | $33.24 | $64.86 | $49.15 | $39.82 | $28.59 | $21.48 |
| Value at end of period | $76.66 | $71.75 | $60.22 | $74.57 | $59.56 | $33.24 | $64.86 | $49.15 | $39.82 | $28.59 |
| Number of accumulation units outstanding at end of period | 101 | 83 | 59 | 439 | 196 | 276 | 155 | 164 | 160 | 130 |
| **OPPENHEIMER MAIN STREET SMALL CAP FUND®/VA** | | | | | | | | | | |
| (Funds were first received in this option during October 2007) | | | | | | | | | | |
| Value at beginning of period | $14.64 | $12.58 | $13.05 | $10.73 | $7.93 | $12.93 | $14.01 | | | |
| Value at end of period | $20.35 | $14.64 | $12.58 | $13.05 | $10.73 | $7.93 | $12.93 | | | |
| Number of accumulation units outstanding at end of period | 0 | 0 | 0 | 1,370 | 592 | 618 | 26 | | | |
| **PAX WORLD BALANCED FUND** | | | | | | | | | | |
| (Funds were first received in this option during May 2005) | | | | | | | | | | |
| Value at beginning of period | $12.30 | $11.21 | $11.58 | $10.49 | $8.77 | $12.84 | $11.90 | $10.90 | $10.24 | |
| Value at end of period | $14.10 | $12.30 | $11.21 | $11.58 | $10.49 | $8.77 | $12.84 | $11.90 | $10.90 | |
| Number of accumulation units outstanding at end of period | 0 | 0 | 0 | 260 | 260 | 260 | 260 | 260 | 260 | |
| **PIMCO VIT REAL RETURN PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during June 2010) | | | | | | | | | | |
| Value at beginning of period | $15.81 | $14.75 | $13.39 | $13.00 | | | | | | |
| Value at end of period | $14.15 | $15.81 | $14.75 | $13.39 | | | | | | |
| Number of accumulation units outstanding at end of period | 5,631 | 3,855 | 2,030 | 452 | | | | | | |
| **PIONEER EMERGING MARKETS VCT PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during September 2011) | | | | | | | | | | |
| Value at beginning of period | $8.60 | $7.79 | $8.46 | | | | | | | |
| Value at end of period | $8.31 | $8.60 | $7.79 | | | | | | | |
| Number of accumulation units outstanding at end of period | 54 | 34 | 9 | | | | | | | |
| **PIONEER HIGH YIELD VCT PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during May 2005) | | | | | | | | | | |
| Value at beginning of period | $15.53 | $13.57 | $14.00 | $12.02 | $7.60 | $11.93 | $11.43 | $10.69 | $10.25 | |
| Value at end of period | $17.15 | $15.53 | $13.57 | $14.00 | $12.02 | $7.60 | $11.93 | $11.43 | $10.69 | |
| Number of accumulation units outstanding at end of period | 328 | 189 | 174 | 835 | 822 | 132 | 130 | 130 | 130 | |
| **TEMPLETON GLOBAL BOND FUND** | | | | | | | | | | |
| Value at beginning of period | $20.32 | $17.80 | $18.49 | $16.64 | $14.20 | $13.55 | $12.40 | $11.08 | $11.60 | $10.07 |
| Value at end of period | $20.48 | $20.32 | $17.80 | $18.49 | $16.64 | $14.20 | $13.55 | $12.40 | $11.08 | $11.60 |
| Number of accumulation units outstanding at end of period | 729 | 520 | 166 | 3,402 | 19,362 | 19,443 | 18,387 | 18,330 | 17,659 | 17,146 |
| **THE GROWTH FUND OF AMERICA®** | | | | | | | | | | |
| Value at beginning of period | $14.31 | $12.04 | $12.84 | $11.59 | $8.74 | $14.55 | $13.31 | $12.17 | $10.81 | $10.07 |
| Value at end of period | $18.89 | $14.31 | $12.04 | $12.84 | $11.59 | $8.74 | $14.55 | $13.31 | $12.17 | $10.81 |
| Number of accumulation units outstanding at end of period | 2,611 | 3,342 | 3,297 | 7,189 | 4,614 | 5,571 | 4,467 | 4,579 | 4,060 | 1,154 |
| **WANGER INTERNATIONAL** | | | | | | | | | | |
| Value at beginning of period | $10.31 | $8.60 | | | | | | | | |
| Value at end of period | $12.43 | $10.31 | | | | | | | | |
| Number of accumulation units outstanding at end of period | 7 | 3 | | | | | | | | |

# Condensed Financial Information (continued)

| | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 |
|---|---|---|---|---|---|---|---|---|---|---|
| **WANGER SELECT** | | | | | | | | | | |
| (Funds were first received in this option during June 2007) | | | | | | | | | | |
| Value at beginning of period | $15.39 | $13.17 | $16.23 | $13.01 | $7.94 | $15.80 | $16.85 | | | |
| Value at end of period | $20.42 | $15.39 | $13.17 | $16.23 | $13.01 | $7.94 | $15.80 | | | |
| Number of accumulation units outstanding at end of period | 20 | 20 | 20 | 153 | 123 | 26 | 83 | | | |
| **WANGER USA** | | | | | | | | | | |
| (Funds were first received in this option during June 2007) | | | | | | | | | | |
| Value at beginning of period | $16.01 | $13.53 | $14.22 | $11.69 | $8.34 | $14.02 | $14.91 | | | |
| Value at end of period | $21.11 | $16.01 | $13.53 | $14.22 | $11.69 | $8.34 | $14.02 | | | |
| Number of accumulation units outstanding at end of period | 23 | 23 | 23 | 23 | 23 | 23 | 13 | | | |
| **WASHINGTON MUTUAL INVESTORS FUND^SM** | | | | | | | | | | |
| (Funds were first received in this option during October 2005) | | | | | | | | | | |
| Value at beginning of period | $13.28 | $11.97 | $11.35 | $10.16 | $8.66 | $13.13 | $12.82 | $11.03 | $10.45 | |
| Value at end of period | $17.26 | $13.28 | $11.97 | $11.35 | $10.16 | $8.66 | $13.13 | $12.82 | $11.03 | |
| Number of accumulation units outstanding at end of period | 2,390 | 2,282 | 2,171 | 2,170 | 2,170 | 3,320 | 2,171 | 2,170 | 2,209 | |
| **WELLS FARGO ADVANTAGE SPECIAL SMALL CAP VALUE FUND** | | | | | | | | | | |
| Value at beginning of period | $23.98 | $21.44 | $22.23 | $18.39 | $14.36 | $21.34 | $23.55 | $19.67 | $18.06 | $16.39 |
| Value at end of period | $32.65 | $23.98 | $21.44 | $22.23 | $18.39 | $14.36 | $21.34 | $23.55 | $19.67 | $18.06 |
| Number of accumulation units outstanding at end of period | 165 | 107 | 102 | 362 | 362 | 718 | 910 | 1,089 | 375 | 318 |

**TABLE 37**

FOR CONTRACTS ISSUED UNDER 403(b) PLANS AND DEFERRED COMPENSATION PLANS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 1.50%

(INCLUDING A 0.25% ADMINISTRATIVE EXPENSE CHARGE BEGINNING APRIL 7, 1997)

(Selected data for accumulation units outstanding throughout each period)

| | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ALGER GREEN FUND** | | | | | | | | | | |
| (Funds were first received in this option during July 2009) | | | | | | | | | | |
| Value at beginning of period | $14.75 | $13.03 | $13.96 | $12.93 | $11.28 | | | | | |
| Value at end of period | $19.58 | $14.75 | $13.03 | $13.96 | $12.93 | | | | | |
| Number of accumulation units outstanding at end of period | 1,341 | 1,125 | 910 | 1,140 | 1,349 | | | | | |
| **AMANA GROWTH FUND** | | | | | | | | | | |
| (Funds were first received in this option during November 2009) | | | | | | | | | | |
| Value at beginning of period | $14.81 | $13.52 | $13.98 | $12.25 | $11.88 | | | | | |
| Value at end of period | $17.92 | $14.81 | $13.52 | $13.98 | $12.25 | | | | | |
| Number of accumulation units outstanding at end of period | 16,438 | 11,726 | 10,347 | 6,551 | 2,063 | | | | | |
| **AMANA INCOME FUND** | | | | | | | | | | |
| (Funds were first received in this option during June 2009) | | | | | | | | | | |
| Value at beginning of period | $14.37 | $13.31 | $13.25 | $11.99 | $10.45 | | | | | |
| Value at end of period | $18.37 | $14.37 | $13.31 | $13.25 | $11.99 | | | | | |
| Number of accumulation units outstanding at end of period | 30,552 | 20,227 | 17,408 | 9,970 | 3,544 | | | | | |
| **AMERICAN CENTURY® INFLATION-ADJUSTED BOND FUND** | | | | | | | | | | |
| (Funds were first received in this option during September 2009) | | | | | | | | | | |
| Value at beginning of period | $12.98 | $12.35 | $11.10 | $10.68 | $10.44 | | | | | |
| Value at end of period | $11.62 | $12.98 | $12.35 | $11.10 | $10.68 | | | | | |
| Number of accumulation units outstanding at end of period | 3,195 | 12,333 | 13,052 | 7,487 | 131 | | | | | |
| **ARIEL FUND** | | | | | | | | | | |
| (Funds were first received in this option during December 2010) | | | | | | | | | | |
| Value at beginning of period | $11.93 | $10.06 | $11.52 | $11.56 | | | | | | |
| Value at end of period | $17.00 | $11.93 | $10.06 | $11.52 | | | | | | |
| Number of accumulation units outstanding at end of period | 2,920 | 689 | 296 | 155 | | | | | | |

**Condensed Financial Information (continued)**

| | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ARTISAN INTERNATIONAL FUND** | | | | | | | | | | |
| (Funds were first received in this option during July 2008) | | | | | | | | | | |
| Value at beginning of period | $9.00 | $7.29 | $7.98 | $7.64 | $5.55 | $9.00 | | | | |
| Value at end of period | $11.10 | $9.00 | $7.29 | $7.98 | $7.64 | $5.55 | | | | |
| Number of accumulation units outstanding at end of period | 6,332 | 4,541 | 3,730 | 4,388 | 1,269 | 546 | | | | |
| **ASTON/FAIRPOINTE MID CAP FUND** | | | | | | | | | | |
| (Funds were first received in this option during August 2010) | | | | | | | | | | |
| Value at beginning of period | $12.35 | $10.77 | $11.69 | $9.38 | | | | | | |
| Value at end of period | $17.58 | $12.35 | $10.77 | $11.69 | | | | | | |
| Number of accumulation units outstanding at end of period | 1,641 | 1,150 | 988 | 171 | | | | | | |
| **BLACKROCK MID CAP VALUE OPPORTUNITIES FUND** | | | | | | | | | | |
| (Funds were first received in this option during February 2010) | | | | | | | | | | |
| Value at beginning of period | $17.00 | $15.25 | $15.57 | $12.37 | | | | | | |
| Value at end of period | $22.33 | $17.00 | $15.25 | $15.57 | | | | | | |
| Number of accumulation units outstanding at end of period | 4,729 | 1,539 | 1,418 | 990 | | | | | | |
| **CALVERT VP SRI BALANCED PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $24.98 | $22.95 | $22.28 | $20.17 | $16.34 | $24.16 | $23.87 | $22.27 | $21.40 | $20.07 |
| Value at end of period | $29.04 | $24.98 | $22.95 | $22.28 | $20.17 | $16.34 | $24.16 | $23.87 | $22.27 | $21.40 |
| Number of accumulation units outstanding at end of period | 19,866 | 20,421 | 21,627 | 23,312 | 27,968 | 29,853 | 31,328 | 32,690 | 32,867 | 37,768 |
| **COHEN & STEERS REALTY SHARES, INC.** | | | | | | | | | | |
| (Funds were first received in this option during July 2011) | | | | | | | | | | |
| Value at beginning of period | $10.76 | $9.44 | $10.05 | | | | | | | |
| Value at end of period | $10.93 | $10.76 | $9.44 | | | | | | | |
| Number of accumulation units outstanding at end of period | 2,130 | 1,549 | 988 | | | | | | | |
| **COLUMBIA DIVERSIFIED EQUITY INCOME FUND** | | | | | | | | | | |
| (Funds were first received in this option during August 2008) | | | | | | | | | | |
| Value at beginning of period | $9.38 | $8.28 | $8.85 | $7.73 | $6.16 | $8.71 | | | | |
| Value at end of period | $12.08 | $9.38 | $8.28 | $8.85 | $7.73 | $6.16 | | | | |
| Number of accumulation units outstanding at end of period | 3,556 | 2,216 | 1,906 | 2,812 | 2,691 | 7,267 | | | | |
| **COLUMBIA MID CAP VALUE FUND (CLASS A)** | | | | | | | | | | |
| (Funds were first received in this option during December 2009) | | | | | | | | | | |
| Value at beginning of period | $10.36 | $9.03 | $9.58 | $7.91 | $8.05 | | | | | |
| Value at end of period | $13.80 | $10.36 | $9.03 | $9.58 | $7.91 | | | | | |
| Number of accumulation units outstanding at end of period | 1,445 | 1,367 | 1,502 | 1,005 | 3 | | | | | |
| **EUROPACIFIC GROWTH FUND®** | | | | | | | | | | |
| Value at beginning of period | $16.56 | $14.10 | $16.57 | $15.38 | $11.22 | $19.16 | $16.36 | $13.63 | $11.43 | $9.96 |
| Value at end of period | $19.61 | $16.56 | $14.10 | $16.57 | $15.38 | $11.22 | $19.16 | $16.36 | $13.63 | $11.43 |
| Number of accumulation units outstanding at end of period | 90,298 | 85,325 | 84,793 | 85,363 | 76,605 | 68,762 | 63,232 | 46,481 | 14,087 | 3,097 |
| **FIDELITY® VIP CONTRAFUND® PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $34.53 | $30.11 | $31.35 | $27.15 | $20.31 | $35.87 | $30.96 | $28.13 | $24.42 | $21.47 |
| Value at end of period | $44.66 | $34.53 | $30.11 | $31.35 | $27.15 | $20.31 | $35.87 | $30.96 | $28.13 | $24.42 |
| Number of accumulation units outstanding at end of period | 147,602 | 156,106 | 165,572 | 180,286 | 190,163 | 203,284 | 221,446 | 254,136 | 253,307 | 222,009 |
| **FIDELITY® VIP EQUITY-INCOME PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $24.52 | $21.22 | $21.33 | $18.81 | $14.66 | $25.96 | $25.95 | $21.92 | $21.02 | $19.13 |
| Value at end of period | $30.96 | $24.52 | $21.22 | $21.33 | $18.81 | $14.66 | $25.96 | $25.95 | $21.92 | $21.02 |
| Number of accumulation units outstanding at end of period | 87,331 | 94,233 | 103,018 | 114,005 | 118,618 | 124,935 | 139,984 | 164,429 | 179,189 | 184,225 |
| **FIDELITY® VIP GROWTH PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $20.75 | $18.37 | $18.61 | $15.21 | $12.04 | $23.13 | $18.49 | $17.57 | $16.86 | $16.55 |
| Value at end of period | $27.87 | $20.75 | $18.37 | $18.61 | $15.21 | $12.04 | $23.13 | $18.49 | $17.57 | $16.86 |
| Number of accumulation units outstanding at end of period | 111,786 | 122,089 | 133,588 | 137,137 | 145,984 | 146,278 | 170,439 | 190,758 | 217,069 | 246,401 |
| **FIDELITY® VIP OVERSEAS PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $17.28 | $14.53 | $17.80 | $15.97 | $12.82 | $23.15 | $20.03 | $17.22 | $14.69 | $13.12 |
| Value at end of period | $22.20 | $17.28 | $14.53 | $17.80 | $15.97 | $12.82 | $23.15 | $20.03 | $17.22 | $14.69 |
| Number of accumulation units outstanding at end of period | 21,239 | 20,000 | 26,401 | 29,686 | 28,246 | 26,670 | 35,613 | 35,066 | 34,281 | 33,035 |

# Condensed Financial Information (continued)

| | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 |
|---|---|---|---|---|---|---|---|---|---|---|
| **FRANKLIN SMALL CAP VALUE SECURITIES FUND** | | | | | | | | | | |
| Value at beginning of period | $20.30 | $17.41 | $18.36 | $14.54 | $11.43 | $17.32 | $18.01 | $15.62 | $14.58 | $11.96 |
| Value at end of period | $27.25 | $20.30 | $17.41 | $18.36 | $14.54 | $11.43 | $17.32 | $18.01 | $15.62 | $14.58 |
| Number of accumulation units outstanding at end of period | 20,333 | 18,570 | 18,194 | 16,691 | 19,558 | 23,020 | 28,684 | 38,440 | 37,841 | 22,125 |
| **FUNDAMENTAL INVESTORS(SM)** | | | | | | | | | | |
| (Funds were first received in this option during July 2008) | | | | | | | | | | |
| Value at beginning of period | $10.01 | $8.68 | $8.98 | $8.00 | $6.09 | $9.16 | | | | |
| Value at end of period | $12.97 | $10.01 | $8.68 | $8.98 | $8.00 | $6.09 | | | | |
| Number of accumulation units outstanding at end of period | 16,129 | 18,225 | 16,753 | 13,633 | 8,213 | 4,246 | | | | |
| **ING AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $18.91 | $16.50 | $17.29 | $14.39 | $10.76 | $14.88 | $15.55 | $13.68 | $12.87 | $10.77 |
| Value at end of period | $24.47 | $18.91 | $16.50 | $17.29 | $14.39 | $10.76 | $14.88 | $15.55 | $13.68 | $12.87 |
| Number of accumulation units outstanding at end of period | 8,491 | 8,994 | 9,506 | 8,580 | 11,574 | 11,663 | 11,462 | 9,590 | 10,176 | 14,510 |
| **ING BALANCED PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $29.39 | $26.25 | $27.01 | $24.02 | $20.45 | $28.88 | $27.77 | $25.63 | $24.95 | $23.15 |
| Value at end of period | $33.79 | $29.39 | $26.25 | $27.01 | $24.02 | $20.45 | $28.88 | $27.77 | $25.63 | $24.95 |
| Number of accumulation units outstanding at end of period | 70,931 | 73,729 | 82,734 | 99,920 | 106,516 | 124,977 | 157,458 | 187,136 | 234,252 | 270,502 |
| **ING BARON GROWTH PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $20.56 | $17.44 | $17.32 | $13.90 | $10.44 | $18.03 | $17.25 | $15.20 | $14.37 | $11.40 |
| Value at end of period | $28.13 | $20.56 | $17.44 | $17.32 | $13.90 | $10.44 | $18.03 | $17.25 | $15.20 | $14.37 |
| Number of accumulation units outstanding at end of period | 35,371 | 29,934 | 30,775 | 31,428 | 31,396 | 33,410 | 37,415 | 30,624 | 30,959 | 28,782 |
| **ING BLACKROCK HEALTH SCIENCES OPPORTUNITIES PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during August 2005) | | | | | | | | | | |
| Value at beginning of period | $14.19 | $12.13 | $11.76 | $11.15 | $9.43 | $13.42 | $12.55 | $11.19 | $10.81 | |
| Value at end of period | $20.18 | $14.19 | $12.13 | $11.76 | $11.15 | $9.43 | $13.42 | $12.55 | $11.19 | |
| Number of accumulation units outstanding at end of period | 16,017 | 8,137 | 6,407 | 5,152 | 5,273 | 5,653 | 3,781 | 2,893 | 1,082 | |
| **ING BLACKROCK LARGE CAP GROWTH PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2007) | | | | | | | | | | |
| Value at beginning of period | $9.88 | $8.74 | $8.99 | $8.03 | $6.24 | $10.38 | $10.66 | | | |
| Value at end of period | $12.99 | $9.88 | $8.74 | $8.99 | $8.03 | $6.24 | $10.38 | | | |
| Number of accumulation units outstanding at end of period | 72,146 | 76,342 | 77,584 | 79,019 | 89,344 | 97,997 | 118,140 | | | |
| **ING CLARION GLOBAL REAL ESTATE PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during September 2008) | | | | | | | | | | |
| Value at beginning of period | $11.73 | $9.44 | $10.11 | $8.82 | $6.69 | $9.74 | | | | |
| Value at end of period | $12.01 | $11.73 | $9.44 | $10.11 | $8.82 | $6.69 | | | | |
| Number of accumulation units outstanding at end of period | 16,956 | 14,866 | 13,986 | 13,753 | 14,010 | 15,005 | | | | |
| **ING CLARION REAL ESTATE PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during June 2006) | | | | | | | | | | |
| Value at beginning of period | $12.49 | $10.97 | $10.17 | $8.07 | $6.03 | $9.95 | $12.28 | $10.01 | | |
| Value at end of period | $12.55 | $12.49 | $10.97 | $10.17 | $8.07 | $6.03 | $9.95 | $12.28 | | |
| Number of accumulation units outstanding at end of period | 12,962 | 18,831 | 20,515 | 21,019 | 7,918 | 13,168 | 7,616 | 8,911 | | |
| **ING COLUMBIA CONTRARIAN CORE PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $18.41 | $16.65 | $17.73 | $16.06 | $12.39 | $20.69 | $20.16 | $17.98 | $17.56 | $16.44 |
| Value at end of period | $24.44 | $18.41 | $16.65 | $17.73 | $16.06 | $12.39 | $20.69 | $20.16 | $17.98 | $17.56 |
| Number of accumulation units outstanding at end of period | 4,026 | 4,708 | 5,038 | 4,800 | 6,219 | 5,787 | 5,562 | 4,797 | 3,565 | 4,496 |
| **ING COLUMBIA SMALL CAP VALUE II PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during July 2006) | | | | | | | | | | |
| Value at beginning of period | $10.82 | $9.62 | $10.04 | $8.13 | $6.62 | $10.19 | $10.05 | $9.03 | | |
| Value at end of period | $14.92 | $10.82 | $9.62 | $10.04 | $8.13 | $6.62 | $10.19 | $10.05 | | |
| Number of accumulation units outstanding at end of period | 1,578 | 1,285 | 2,067 | 2,333 | 1,784 | 1,567 | 816 | 629 | | |

# Condensed Financial Information (continued)

| | 2004 | 2005 | 2006 | 2007 | 2008 | 2009 | 2010 | 2011 | 2012 | 2013 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING FMR[SM] DIVERSIFIED MID CAP PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during July 2005) | | | | | | | | | | |
| Value at beginning of period | | $10.63 | $11.80 | $13.01 | $14.68 | $8.80 | $12.06 | $15.25 | $13.38 | $15.11 |
| Value at end of period | | $11.80 | $13.01 | $14.68 | $8.80 | $12.06 | $15.25 | $13.38 | $15.11 | $20.25 |
| Number of accumulation units outstanding at end of period | | 4,235 | 13,843 | 12,307 | 12,794 | 12,568 | 15,967 | 18,696 | 19,081 | 10,892 |
| **ING GLOBAL BOND PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2005) | | | | | | | | | | |
| Value at beginning of period | | $9.88 | $9.99 | $10.67 | $11.43 | $9.51 | $11.39 | $13.00 | $13.28 | $14.12 |
| Value at end of period | | $9.99 | $10.67 | $11.43 | $9.51 | $11.39 | $13.00 | $13.28 | $14.12 | $13.35 |
| Number of accumulation units outstanding at end of period | | 97,566 | 89,383 | 83,459 | 87,074 | 86,140 | 78,240 | 81,726 | 75,950 | 67,488 |
| **ING GLOBAL RESOURCES PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during January 2007) | | | | | | | | | | |
| Value at beginning of period | | | | $9.68 | $13.42 | $7.80 | $10.57 | $12.66 | $11.33 | $10.85 |
| Value at end of period | | | | $13.42 | $7.80 | $10.57 | $12.66 | $11.33 | $10.85 | $12.14 |
| Number of accumulation units outstanding at end of period | | | | 55,830 | 61,533 | 58,026 | 56,394 | 63,169 | 50,396 | 30,646 |
| **ING GNMA INCOME FUND** | | | | | | | | | | |
| (Funds were first received in this option during June 2010) | | | | | | | | | | |
| Value at beginning of period | | | | | | | $10.17 | $10.20 | $10.80 | $10.94 |
| Value at end of period | | | | | | | $10.20 | $10.80 | $10.94 | $10.58 |
| Number of accumulation units outstanding at end of period | | | | | | | 902 | 1,824 | 2,462 | 2,485 |
| **ING GROWTH AND INCOME PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $18.70 | $19.97 | $21.27 | $23.93 | $25.32 | $15.55 | $19.96 | $22.44 | $22.05 | $25.14 |
| Value at end of period | $19.97 | $21.27 | $23.93 | $25.32 | $15.55 | $19.96 | $22.44 | $22.05 | $25.14 | $32.36 |
| Number of accumulation units outstanding at end of period | 825,239 | 733,906 | 629,336 | 566,217 | 498,311 | 440,907 | 421,800 | 374,687 | 334,689 | 344,928 |
| **ING INDEX PLUS LARGECAP PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $16.70 | $18.19 | $18.88 | $21.31 | $22.05 | $13.64 | $16.55 | $18.58 | $18.29 | $20.62 |
| Value at end of period | $18.19 | $18.88 | $21.31 | $22.05 | $13.64 | $16.55 | $18.58 | $18.29 | $20.62 | $27.00 |
| Number of accumulation units outstanding at end of period | 188,039 | 164,046 | 147,959 | 130,780 | 116,316 | 111,248 | 103,534 | 96,281 | 86,275 | 78,003 |
| **ING INDEX PLUS MIDCAP PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $16.09 | $18.48 | $20.24 | $21.82 | $22.67 | $13.94 | $18.09 | $21.73 | $21.16 | $24.53 |
| Value at end of period | $18.48 | $20.24 | $21.82 | $22.67 | $13.94 | $18.09 | $21.73 | $21.16 | $24.53 | $32.52 |
| Number of accumulation units outstanding at end of period | 104,261 | 109,197 | 98,979 | 85,361 | 86,517 | 82,993 | 71,979 | 71,485 | 65,994 | 58,711 |
| **ING INDEX PLUS SMALLCAP PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $12.02 | $14.45 | $15.33 | $17.18 | $15.87 | $10.39 | $12.77 | $15.46 | $15.12 | $16.74 |
| Value at end of period | $14.45 | $15.33 | $17.18 | $15.87 | $10.39 | $12.77 | $15.46 | $15.12 | $16.74 | $23.53 |
| Number of accumulation units outstanding at end of period | 68,874 | 66,580 | 62,443 | 53,523 | 49,131 | 52,131 | 52,470 | 51,898 | 47,902 | 42,317 |
| **ING INDEX SOLUTION 2055 PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during March 2013) | | | | | | | | | | |
| Value at beginning of period | | | | | | | | | | $13.11 |
| Value at end of period | | | | | | | | | | $15.12 |
| Number of accumulation units outstanding at end of period | | | | | | | | | | 263 |
| **ING INTERMEDIATE BOND PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $17.80 | $18.39 | $18.68 | $19.15 | $20.01 | $18.04 | $19.82 | $21.45 | $22.72 | $24.49 |
| Value at end of period | $18.39 | $18.68 | $19.15 | $20.01 | $18.04 | $19.82 | $21.45 | $22.72 | $24.49 | $24.09 |
| Number of accumulation units outstanding at end of period | 182,278 | 171,390 | 156,611 | 154,627 | 143,536 | 110,310 | 107,633 | 102,526 | 102,067 | 83,502 |
| **ING INTERNATIONAL INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during August 2009) | | | | | | | | | | |
| Value at beginning of period | | | | | | $6.86 | $7.44 | $7.91 | $6.84 | $8.00 |
| Value at end of period | | | | | | $7.44 | $7.91 | $6.84 | $8.00 | $9.57 |
| Number of accumulation units outstanding at end of period | | | | | | 19,907 | 15,757 | 12,296 | 11,102 | 11,684 |
| **ING INTERNATIONAL VALUE PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $10.17 | $11.76 | $12.68 | $16.17 | $18.07 | $10.19 | $12.77 | $12.89 | $10.80 | $12.68 |
| Value at end of period | $11.76 | $12.68 | $16.17 | $18.07 | $10.19 | $12.77 | $12.89 | $10.80 | $12.68 | $15.15 |
| Number of accumulation units outstanding at end of period | 12,453 | 18,807 | 24,233 | 27,785 | 26,187 | 24,825 | 24,041 | 15,013 | 13,322 | 10,316 |

**Condensed Financial Information (continued)**

| | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING INVESCO COMSTOCK PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $13.82 | $11.83 | $12.26 | $10.81 | $8.54 | $13.64 | $14.17 | $12.42 | $12.18 | $10.59 |
| Value at end of period | $18.38 | $13.82 | $11.83 | $12.26 | $10.81 | $8.54 | $13.64 | $14.17 | $12.42 | $12.18 |
| Number of accumulation units outstanding at end of period | 24,003 | 23,004 | 24,468 | 28,295 | 27,632 | 29,782 | 30,100 | 25,347 | 30,415 | 23,542 |
| **ING INVESCO EQUITY AND INCOME PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2005) | | | | | | | | | | |
| Value at beginning of period | $13.20 | $11.88 | $12.19 | $11.01 | $9.11 | $12.07 | $11.84 | $10.66 | $9.97 | |
| Value at end of period | $16.24 | $13.20 | $11.88 | $12.19 | $11.01 | $9.11 | $12.07 | $11.84 | $10.66 | |
| Number of accumulation units outstanding at end of period | 116,005 | 130,192 | 136,364 | 153,796 | 181,973 | 213,576 | 242,607 | 278,531 | 313,107 | |
| **ING INVESCO GROWTH AND INCOME PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during July 2005) | | | | | | | | | | |
| Value at beginning of period | $12.51 | $11.08 | $11.50 | $10.38 | $8.50 | $12.73 | $12.60 | $11.02 | $10.36 | |
| Value at end of period | $16.50 | $12.51 | $11.08 | $11.50 | $10.38 | $8.50 | $12.73 | $12.60 | $11.02 | |
| Number of accumulation units outstanding at end of period | 11,903 | 11,208 | 10,983 | 11,379 | 13,205 | 13,809 | 17,066 | 15,081 | 10,201 | |
| **ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during July 2005) | | | | | | | | | | |
| Value at beginning of period | $22.18 | $18.90 | $23.48 | $19.81 | $11.72 | $24.42 | $17.90 | $13.38 | $10.99 | |
| Value at end of period | $20.60 | $22.18 | $18.90 | $23.48 | $19.81 | $11.72 | $24.42 | $17.90 | $13.38 | |
| Number of accumulation units outstanding at end of period | 7,830 | 9,146 | 12,896 | 15,543 | 12,656 | 11,172 | 15,240 | 20,051 | 21,726 | |
| **ING JPMORGAN MID CAP VALUE PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $20.21 | $17.09 | $17.04 | $14.07 | $11.36 | $17.23 | $17.09 | $14.89 | $13.93 | $11.73 |
| Value at end of period | $26.18 | $20.21 | $17.09 | $17.04 | $14.07 | $11.36 | $17.23 | $17.09 | $14.89 | $13.93 |
| Number of accumulation units outstanding at end of period | 18,502 | 18,217 | 16,975 | 16,002 | 14,720 | 14,274 | 14,325 | 13,590 | 14,595 | 12,238 |
| **ING JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during January 2006) | | | | | | | | | | |
| Value at beginning of period | $15.41 | $13.18 | $13.56 | $10.86 | $8.66 | $12.55 | $12.96 | $12.24 | | |
| Value at end of period | $21.09 | $15.41 | $13.18 | $13.56 | $10.86 | $8.66 | $12.55 | $12.96 | | |
| Number of accumulation units outstanding at end of period | 10,181 | 8,171 | 7,044 | 5,977 | 3,562 | 2,872 | 2,887 | 995 | | |
| **ING LARGE CAP GROWTH PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during January 2011) | | | | | | | | | | |
| Value at beginning of period | $11.94 | $10.27 | $10.30 | | | | | | | |
| Value at end of period | $15.41 | $11.94 | $10.27 | | | | | | | |
| Number of accumulation units outstanding at end of period | 74,095 | 85,755 | 89,290 | | | | | | | |
| **ING LARGE CAP VALUE PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during July 2007) | | | | | | | | | | |
| Value at beginning of period | $9.39 | $8.31 | $8.15 | $6.93 | $6.25 | $9.07 | $9.31 | | | |
| Value at end of period | $12.11 | $9.39 | $8.31 | $8.15 | $6.93 | $6.25 | $9.07 | | | |
| Number of accumulation units outstanding at end of period | 186,048 | 149,233 | 150,960 | 57,740 | 61,748 | 62,406 | 70,193 | | | |
| **ING MARSICO GROWTH PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2008) | | | | | | | | | | |
| Value at beginning of period | $10.67 | $9.59 | $9.87 | $8.34 | $6.55 | $10.23 | | | | |
| Value at end of period | $14.28 | $10.67 | $9.59 | $9.87 | $8.34 | $6.55 | | | | |
| Number of accumulation units outstanding at end of period | 7,403 | 6,588 | 6,555 | 4,000 | 2,560 | 1,518 | | | | |
| **ING MFS TOTAL RETURN PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $15.51 | $14.16 | $14.15 | $13.08 | $11.26 | $14.72 | $14.37 | $13.03 | $12.85 | $11.74 |
| Value at end of period | $18.14 | $15.51 | $14.16 | $14.15 | $13.08 | $11.26 | $14.72 | $14.37 | $13.03 | $12.85 |
| Number of accumulation units outstanding at end of period | 10,293 | 14,737 | 14,760 | 16,271 | 19,215 | 19,831 | 20,313 | 28,084 | 26,688 | 15,704 |
| **ING MFS UTILITIES PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during June 2005) | | | | | | | | | | |
| Value at beginning of period | $19.37 | $17.35 | $16.56 | $14.78 | $11.30 | $18.42 | $14.68 | $11.39 | $10.67 | |
| Value at end of period | $22.93 | $19.37 | $17.35 | $16.56 | $14.78 | $11.30 | $18.42 | $14.68 | $11.39 | |
| Number of accumulation units outstanding at end of period | 15,209 | 15,602 | 19,113 | 20,775 | 18,780 | 18,960 | 21,857 | 8,247 | 3,735 | |

# Condensed Financial Information (continued)

| | 2004 | 2005 | 2006 | 2007 | 2008 | 2009 | 2010 | 2011 | 2012 | 2013 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING MIDCAP OPPORTUNITIES PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $9.28 | $10.19 | $11.08 | $11.77 | $14.57 | $8.96 | $12.48 | $16.02 | $15.71 | $17.67 |
| Value at end of period | $10.19 | $11.08 | $11.77 | $14.57 | $8.96 | $12.48 | $16.02 | $15.71 | $17.67 | $22.97 |
| Number of accumulation units outstanding at end of period | 6,239 | 5,597 | 5,311 | 4,593 | 9,470 | 9,316 | 9,145 | 13,004 | 17,479 | 29,039 |
| **ING MONEY MARKET PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $13.70 | $13.64 | $13.84 | $14.30 | $14.81 | $14.98 | $14.80 | $14.62 | $14.40 | $14.19 |
| Value at end of period | $13.64 | $13.84 | $14.30 | $14.81 | $14.98 | $14.80 | $14.62 | $14.40 | $14.19 | $13.98 |
| Number of accumulation units outstanding at end of period | 114,605 | 96,206 | 100,067 | 133,929 | 160,994 | 119,637 | 103,303 | 96,796 | 93,251 | 82,117 |
| **ING MULTI-MANAGER LARGE CAP CORE PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during September 2006) | | | | | | | | | | |
| Value at beginning of period | | | $10.16 | $10.78 | $11.18 | $7.21 | $8.84 | $10.12 | $9.54 | $10.38 |
| Value at end of period | | | $10.78 | $11.18 | $7.21 | $8.84 | $10.12 | $9.54 | $10.38 | $13.36 |
| Number of accumulation units outstanding at end of period | | | 4,749 | 10,326 | 10,544 | 10,260 | 9,689 | 7,384 | 6,831 | 6,732 |
| **ING OPPENHEIMER GLOBAL PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2005) | | | | | | | | | | |
| Value at beginning of period | | $10.01 | $11.62 | $13.51 | $14.18 | $8.34 | $11.47 | $13.11 | $11.87 | $14.23 |
| Value at end of period | | $11.62 | $13.51 | $14.18 | $8.34 | $11.47 | $13.11 | $11.87 | $14.23 | $17.81 |
| Number of accumulation units outstanding at end of period | | 622,569 | 574,315 | 467,344 | 392,661 | 346,067 | 315,028 | 281,243 | 270,280 | 253,696 |
| **ING PIMCO HIGH YIELD PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during May 2005) | | | | | | | | | | |
| Value at beginning of period | | $9.99 | $10.46 | $11.23 | $11.38 | $8.69 | $12.78 | $14.39 | $14.80 | $16.62 |
| Value at end of period | | $10.46 | $11.23 | $11.38 | $8.69 | $12.78 | $14.39 | $14.80 | $16.62 | $17.30 |
| Number of accumulation units outstanding at end of period | | 69 | 6,967 | 6,750 | 8,093 | 8,266 | 9,432 | 10,192 | 10,835 | 11,029 |
| **ING PIMCO TOTAL RETURN PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $10.97 | $11.27 | $11.33 | $11.61 | $12.51 | $12.30 | $13.65 | $14.46 | $14.71 | $15.64 |
| Value at end of period | $11.27 | $11.33 | $11.61 | $12.51 | $12.30 | $13.65 | $14.46 | $14.71 | $15.64 | $15.11 |
| Number of accumulation units outstanding at end of period | 30,623 | 36,567 | 41,378 | 59,982 | 64,255 | 86,084 | 83,259 | 85,602 | 94,303 | 76,747 |
| **ING PIONEER HIGH YIELD PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during June 2006) | | | | | | | | | | |
| Value at beginning of period | | | $9.88 | $10.56 | $11.04 | $7.68 | $12.64 | $14.82 | $14.49 | $16.59 |
| Value at end of period | | | $10.56 | $11.04 | $7.68 | $12.64 | $14.82 | $14.49 | $16.59 | $18.36 |
| Number of accumulation units outstanding at end of period | | | 278 | 1,713 | 1,866 | 4,066 | 6,030 | 5,348 | 7,215 | 7,384 |
| **ING RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during November 2009) | | | | | | | | | | |
| Value at beginning of period | | | | | | $12.16 | $12.52 | $13.91 | $14.28 | $16.10 |
| Value at end of period | | | | | | $12.52 | $13.91 | $14.28 | $16.10 | $20.94 |
| Number of accumulation units outstanding at end of period | | | | | | 2 | 110 | 899 | 3,162 | 3,477 |
| **ING RUSSELL™ LARGE CAP INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during February 2009) | | | | | | | | | | |
| Value at beginning of period | | | | | | $6.37 | $8.06 | $8.91 | $9.00 | $10.25 |
| Value at end of period | | | | | | $8.06 | $8.91 | $9.00 | $10.25 | $13.33 |
| Number of accumulation units outstanding at end of period | | | | | | 5,295 | 5,960 | 5,920 | 7,245 | 4,206 |
| **ING RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during July 2009) | | | | | | | | | | |
| Value at beginning of period | | | | | | $10.05 | $11.81 | $12.93 | $12.81 | $14.63 |
| Value at end of period | | | | | | $11.81 | $12.93 | $12.81 | $14.63 | $18.94 |
| Number of accumulation units outstanding at end of period | | | | | | 1,701 | 1,722 | 1,623 | 2,413 | 2,580 |
| **ING RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during August 2009) | | | | | | | | | | |
| Value at beginning of period | | | | | | $11.39 | $12.80 | $15.87 | $15.29 | $17.39 |
| Value at end of period | | | | | | $12.80 | $15.87 | $15.29 | $17.39 | $23.11 |
| Number of accumulation units outstanding at end of period | | | | | | 1,522 | 736 | 1,934 | 2,426 | 1,316 |

**Condensed Financial Information (continued)**

| | 2004 | 2005 | 2006 | 2007 | 2008 | 2009 | 2010 | 2011 | 2012 | 2013 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING RUSSELL™ MID CAP INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during January 2009) | | | | | | | | | | |
| Value at beginning of period | | | | | | $6.12 | $8.15 | $10.05 | $9.72 | $11.21 |
| Value at end of period | | | | | | $8.15 | $10.05 | $9.72 | $11.21 | $14.81 |
| Number of accumulation units outstanding at end of period | | | | | | 585 | 715 | 1,869 | 2,225 | 4,131 |
| **ING RUSSELL™ SMALL CAP INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during January 2009) | | | | | | | | | | |
| Value at beginning of period | | | | | | $7.01 | $8.65 | $10.77 | $10.20 | $11.66 |
| Value at end of period | | | | | | $8.65 | $10.77 | $10.20 | $11.66 | $15.93 |
| Number of accumulation units outstanding at end of period | | | | | | 11 | 246 | 647 | 522 | 3,011 |
| **ING SMALLCAP OPPORTUNITIES PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $6.78 | $7.36 | $7.91 | $8.77 | $9.51 | $6.14 | $7.92 | $10.33 | $10.26 | $11.64 |
| Value at end of period | $7.36 | $7.91 | $8.77 | $9.51 | $6.14 | $7.92 | $10.33 | $10.26 | $11.64 | $15.95 |
| Number of accumulation units outstanding at end of period | 8,596 | 11,479 | 6,022 | 6,905 | 5,565 | 4,983 | 4,742 | 9,117 | 10,914 | 12,245 |
| **ING SMALL COMPANY PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $19.30 | $21.75 | $23.63 | $27.19 | $28.36 | $19.26 | $24.20 | $29.66 | $28.49 | $32.14 |
| Value at end of period | $21.75 | $23.63 | $27.19 | $28.36 | $19.26 | $24.20 | $29.66 | $28.49 | $32.14 | $43.62 |
| Number of accumulation units outstanding at end of period | 58,199 | 54,198 | 54,303 | 46,498 | 40,305 | 36,207 | 34,664 | 31,065 | 28,463 | 23,222 |
| **ING SOLUTION 2015 PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during June 2005) | | | | | | | | | | |
| Value at beginning of period | | $10.31 | $10.66 | $11.64 | $11.99 | $8.64 | $10.41 | $11.41 | $11.16 | $12.25 |
| Value at end of period | | $10.66 | $11.64 | $11.99 | $8.64 | $10.41 | $11.41 | $11.16 | $12.25 | $13.17 |
| Number of accumulation units outstanding at end of period | | 215 | 9,031 | 15,990 | 44,341 | 61,392 | 85,184 | 72,837 | 59,762 | 50,838 |
| **ING SOLUTION 2025 PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during August 2005) | | | | | | | | | | |
| Value at beginning of period | | $10.56 | $10.89 | $12.08 | $12.45 | $8.11 | $10.05 | $11.26 | $10.75 | $12.02 |
| Value at end of period | | $10.89 | $12.08 | $12.45 | $8.11 | $10.05 | $11.26 | $10.75 | $12.02 | $13.77 |
| Number of accumulation units outstanding at end of period | | 352 | 7,127 | 25,632 | 40,147 | 53,746 | 60,781 | 71,442 | 72,116 | 82,452 |
| **ING SOLUTION 2035 PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during September 2005) | | | | | | | | | | |
| Value at beginning of period | | $10.67 | $11.05 | $12.42 | $12.88 | $7.99 | $10.11 | $11.41 | $10.72 | $12.15 |
| Value at end of period | | $11.05 | $12.42 | $12.88 | $7.99 | $10.11 | $11.41 | $10.72 | $12.15 | $14.41 |
| Number of accumulation units outstanding at end of period | | 1,592 | 1,702 | 34,808 | 54,863 | 63,080 | 76,983 | 94,888 | 113,612 | 130,141 |
| **ING SOLUTION 2045 PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during August 2005) | | | | | | | | | | |
| Value at beginning of period | | $11.02 | $11.26 | $12.76 | $13.29 | $7.88 | $10.08 | $11.43 | $10.68 | $12.15 |
| Value at end of period | | $11.26 | $12.76 | $13.29 | $7.88 | $10.08 | $11.43 | $10.68 | $12.15 | $14.77 |
| Number of accumulation units outstanding at end of period | | 42 | 6,473 | 14,185 | 24,996 | 34,042 | 41,032 | 45,906 | 56,425 | 67,766 |
| **ING SOLUTION 2055 PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during June 2011) | | | | | | | | | | |
| Value at beginning of period | | | | | | | | $11.96 | $10.75 | $12.24 |
| Value at end of period | | | | | | | | $10.75 | $12.24 | $14.89 |
| Number of accumulation units outstanding at end of period | | | | | | | | 28 | 236 | 1,648 |
| **ING SOLUTION BALANCED PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during January 2009) | | | | | | | | | | |
| Value at beginning of period | | | | | | $6.30 | $8.45 | $9.39 | $9.02 | $10.10 |
| Value at end of period | | | | | | $8.45 | $9.39 | $9.02 | $10.10 | $11.51 |
| Number of accumulation units outstanding at end of period | | | | | | 332 | 99 | 170 | 240 | 620 |
| **ING SOLUTION INCOME PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during October 2005) | | | | | | | | | | |
| Value at beginning of period | | $10.11 | $10.29 | $10.88 | $11.28 | $9.26 | $10.69 | $11.54 | $11.41 | $12.34 |
| Value at end of period | | $10.29 | $10.88 | $11.28 | $9.26 | $10.69 | $11.54 | $11.41 | $12.34 | $13.00 |
| Number of accumulation units outstanding at end of period | | 14 | 1,883 | 1,565 | 1,113 | 601 | 526 | 551 | 581 | 349 |

# Condensed Financial Information (continued)

| | 2004 | 2005 | 2006 | 2007 | 2008 | 2009 | 2010 | 2011 | 2012 | 2013 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING SOLUTION MODERATELY CONSERVATIVE PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during January 2009) | | | | | | | | | | |
| Value at beginning of period | | | | | | $7.15 | $9.04 | $9.90 | $9.68 | $10.68 |
| Value at end of period | | | | | | $9.04 | $9.90 | $9.68 | $10.68 | $11.53 |
| Number of accumulation units outstanding at end of period | | | | | | 505 | 91 | 152 | 306 | 537 |
| **ING STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $15.68 | $16.68 | $17.06 | $18.21 | $18.98 | $14.29 | $16.60 | $18.16 | $18.21 | $20.15 |
| Value at end of period | $16.68 | $17.06 | $18.21 | $18.98 | $14.29 | $16.60 | $18.16 | $18.21 | $20.15 | $22.25 |
| Number of accumulation units outstanding at end of period | 17,194 | 18,024 | 17,522 | 20,595 | 16,069 | 13,842 | 13,430 | 9,972 | 8,027 | 6,221 |
| **ING STRATEGIC ALLOCATION GROWTH PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $15.81 | $17.45 | $18.25 | $20.35 | $21.06 | $13.27 | $16.37 | $18.23 | $17.43 | $19.75 |
| Value at end of period | $17.45 | $18.25 | $20.35 | $21.06 | $13.27 | $16.37 | $18.23 | $17.43 | $19.75 | $23.81 |
| Number of accumulation units outstanding at end of period | 37,623 | 37,572 | 33,504 | 32,354 | 39,316 | 33,404 | 32,170 | 32,711 | 32,836 | 30,976 |
| **ING STRATEGIC ALLOCATION MODERATE PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $15.54 | $16.87 | $17.40 | $19.06 | $19.80 | $13.56 | $16.28 | $17.97 | $17.60 | $19.69 |
| Value at end of period | $16.87 | $17.40 | $19.06 | $19.80 | $13.56 | $16.28 | $17.97 | $17.60 | $19.69 | $22.62 |
| Number of accumulation units outstanding at end of period | 39,291 | 30,819 | 29,784 | 25,398 | 23,548 | 23,002 | 19,331 | 14,411 | 13,591 | 14,139 |
| **ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during July 2005) | | | | | | | | | | |
| Value at beginning of period | | $10.41 | $10.91 | $12.33 | $12.68 | $9.05 | $11.88 | $13.35 | $13.53 | $15.26 |
| Value at end of period | | $10.91 | $12.33 | $12.68 | $9.05 | $11.88 | $13.35 | $13.53 | $15.26 | $18.36 |
| Number of accumulation units outstanding at end of period | | 23,802 | 44,303 | 80,976 | 91,305 | 85,522 | 92,575 | 96,179 | 105,680 | 113,737 |
| **ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2005) | | | | | | | | | | |
| Value at beginning of period | | $9.93 | $11.07 | $11.90 | $13.29 | $7.44 | $10.73 | $13.59 | $12.89 | $14.75 |
| Value at end of period | | $11.07 | $11.90 | $13.29 | $7.44 | $10.73 | $13.59 | $12.89 | $14.75 | $19.64 |
| Number of accumulation units outstanding at end of period | | 373,538 | 321,464 | 260,788 | 220,931 | 200,139 | 177,865 | 168,548 | 161,684 | 154,173 |
| **ING T. ROWE PRICE EQUITY INCOME PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $12.93 | $14.63 | $14.98 | $17.57 | $17.84 | $11.30 | $13.92 | $15.76 | $15.38 | $17.76 |
| Value at end of period | $14.63 | $14.98 | $17.57 | $17.84 | $11.30 | $13.92 | $15.76 | $15.38 | $17.76 | $22.70 |
| Number of accumulation units outstanding at end of period | 8,750 | 15,678 | 20,094 | 15,775 | 17,138 | 22,963 | 22,791 | 23,250 | 21,171 | 21,985 |
| **ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $18.48 | $20.03 | $20.95 | $23.39 | $25.32 | $14.41 | $20.30 | $23.37 | $22.77 | $26.67 |
| Value at end of period | $20.03 | $20.95 | $23.39 | $25.32 | $14.41 | $20.30 | $23.37 | $22.77 | $26.67 | $36.59 |
| Number of accumulation units outstanding at end of period | 113,758 | 116,588 | 116,941 | 103,163 | 104,430 | 89,105 | 81,313 | 80,934 | 80,803 | 63,339 |
| **ING T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during October 2005) | | | | | | | | | | |
| Value at beginning of period | | $11.01 | $12.41 | $15.16 | $18.01 | $8.96 | $12.14 | $13.61 | $11.75 | $13.75 |
| Value at end of period | | $12.41 | $15.16 | $18.01 | $8.96 | $12.14 | $13.61 | $11.75 | $13.75 | $15.48 |
| Number of accumulation units outstanding at end of period | | 5,949 | 12,059 | 14,573 | 4,651 | 5,347 | 5,378 | 5,077 | 4,942 | 5,266 |
| **ING TEMPLETON FOREIGN EQUITY PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2008) | | | | | | | | | | |
| Value at beginning of period | | | | | $10.20 | $6.27 | $8.17 | $8.76 | $7.59 | $8.89 |
| Value at end of period | | | | | $6.27 | $8.17 | $8.76 | $7.59 | $8.89 | $10.54 |
| Number of accumulation units outstanding at end of period | | | | | 86,035 | 77,908 | 65,086 | 57,719 | 64,836 | 62,654 |
| **ING TEMPLETON GLOBAL GROWTH PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during June 2006) | | | | | | | | | | |
| Value at beginning of period | | | $9.48 | $11.04 | $11.14 | $6.62 | $8.62 | $9.15 | $8.50 | $10.20 |
| Value at end of period | | | $11.04 | $11.14 | $6.62 | $8.62 | $9.15 | $8.50 | $10.20 | $13.13 |
| Number of accumulation units outstanding at end of period | | | 1,709 | 1,258 | 1,768 | 10,844 | 8,486 | 8,666 | 8,713 | 10,697 |

| | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING U.S. BOND INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during July 2008) | | | | | | | | | | |
| Value at beginning of period | $11.98 | $11.71 | $11.09 | $10.61 | $10.17 | $9.91 | | | | |
| Value at end of period | $11.50 | $11.98 | $11.71 | $11.09 | $10.61 | $10.17 | | | | |
| Number of accumulation units outstanding at end of period | 4,562 | 5,173 | 6,268 | 1,874 | 860 | 768 | | | | |
| **INVESCO MID CAP CORE EQUITY FUND** | | | | | | | | | | |
| (Funds were first received in this option during July 2009) | | | | | | | | | | |
| Value at beginning of period | $13.63 | $12.54 | $13.57 | $12.24 | $9.89 | | | | | |
| Value at end of period | $17.35 | $13.63 | $12.54 | $13.57 | $12.24 | | | | | |
| Number of accumulation units outstanding at end of period | 1,124 | 379 | 221 | 618 | 224 | | | | | |
| **INVESCO V.I. AMERICAN FRANCHISE FUND** | | | | | | | | | | |
| (Funds were first received in this option during April 2012) | | | | | | | | | | |
| Value at beginning of period | $35.85 | $37.15 | | | | | | | | |
| Value at end of period | $49.49 | $35.85 | | | | | | | | |
| Number of accumulation units outstanding at end of period | 7,748 | 5,452 | | | | | | | | |
| **INVESCO V.I. CORE EQUITY FUND** | | | | | | | | | | |
| Value at beginning of period | $10.78 | $9.61 | $9.76 | $9.05 | $7.16 | $10.40 | $9.77 | $8.49 | $8.19 | $7.63 |
| Value at end of period | $13.73 | $10.78 | $9.61 | $9.76 | $9.05 | $7.16 | $10.40 | $9.77 | $8.49 | $8.19 |
| Number of accumulation units outstanding at end of period | 27,488 | 26,613 | 29,721 | 34,207 | 37,836 | 37,029 | 39,194 | 45,449 | 37,056 | 42,845 |
| **LAZARD U.S. MID CAP EQUITY PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during January 2009) | | | | | | | | | | |
| Value at beginning of period | $8.40 | $8.09 | $8.72 | $7.19 | $5.15 | | | | | |
| Value at end of period | $10.98 | $8.40 | $8.09 | $8.72 | $7.19 | | | | | |
| Number of accumulation units outstanding at end of period | 5,702 | 5,534 | 4,634 | 3,412 | 1,327 | | | | | |
| **LOOMIS SAYLES SMALL CAP VALUE FUND** | | | | | | | | | | |
| (Funds were first received in this option during September 2008) | | | | | | | | | | |
| Value at beginning of period | $12.29 | $10.75 | $11.11 | $9.04 | $7.14 | $9.40 | | | | |
| Value at end of period | $16.41 | $12.29 | $10.75 | $11.11 | $9.04 | $7.14 | | | | |
| Number of accumulation units outstanding at end of period | 10,151 | 9,564 | 6,681 | 3,733 | 1,619 | 178 | | | | |
| **LORD ABBETT SERIES FUND - MID CAP STOCK PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $14.29 | $12.66 | $13.39 | $10.84 | $8.69 | $14.54 | $14.68 | $13.28 | $12.45 | $10.19 |
| Value at end of period | $18.34 | $14.29 | $12.66 | $13.39 | $10.84 | $8.69 | $14.54 | $14.68 | $13.28 | $12.45 |
| Number of accumulation units outstanding at end of period | 39,451 | 39,427 | 43,192 | 44,769 | 44,447 | 48,956 | 48,896 | 58,775 | 66,220 | 45,281 |
| **NEUBERGER BERMAN SOCIALLY RESPONSIVE FUND®** | | | | | | | | | | |
| (Funds were first received in this option during June 2006) | | | | | | | | | | |
| Value at beginning of period | $10.98 | $10.06 | $10.53 | $8.72 | $6.79 | $11.28 | $10.68 | $9.52 | | |
| Value at end of period | $14.92 | $10.98 | $10.06 | $10.53 | $8.72 | $6.79 | $11.28 | $10.68 | | |
| Number of accumulation units outstanding at end of period | 11,340 | 8,677 | 7,888 | 7,896 | 8,633 | 5,860 | 2,113 | 148 | | |
| **NEW PERSPECTIVE FUND®** | | | | | | | | | | |
| Value at beginning of period | $16.64 | $13.99 | $15.37 | $13.84 | $10.22 | $16.70 | $14.62 | $12.38 | $11.30 | $10.31 |
| Value at end of period | $20.78 | $16.64 | $13.99 | $15.37 | $13.84 | $10.22 | $16.70 | $14.62 | $12.38 | $11.30 |
| Number of accumulation units outstanding at end of period | 13,143 | 13,238 | 12,571 | 11,943 | 10,863 | 10,323 | 6,895 | 4,948 | 2,419 | 473 |
| **OPPENHEIMER DEVELOPING MARKETS FUND** | | | | | | | | | | |
| Value at beginning of period | $70.96 | $59.61 | $73.88 | $59.05 | $32.99 | $64.43 | $48.87 | $39.62 | $28.48 | $20.88 |
| Value at end of period | $75.74 | $70.96 | $59.61 | $73.88 | $59.05 | $32.99 | $64.43 | $48.87 | $39.62 | $28.48 |
| Number of accumulation units outstanding at end of period | 20,580 | 19,976 | 20,313 | 24,152 | 22,260 | 21,659 | 26,634 | 24,696 | 18,762 | 7,721 |
| **OPPENHEIMER MAIN STREET SMALL CAP FUND®/VA** | | | | | | | | | | |
| (Funds were first received in this option during May 2005) | | | | | | | | | | |
| Value at beginning of period | $14.54 | $12.51 | $12.98 | $10.68 | $7.90 | $12.90 | $13.26 | $11.70 | $10.43 | |
| Value at end of period | $20.20 | $14.54 | $12.51 | $12.98 | $10.68 | $7.90 | $12.90 | $13.26 | $11.70 | |
| Number of accumulation units outstanding at end of period | 5,423 | 5,968 | 6,543 | 7,913 | 7,392 | 7,287 | 11,562 | 5,862 | 6,586 | |

| | 2004 | 2005 | 2006 | 2007 | 2008 | 2009 | 2010 | 2011 | 2012 | 2013 |
|---|---|---|---|---|---|---|---|---|---|---|
| **PAX WORLD BALANCED FUND** | | | | | | | | | | |
| Value at beginning of period | $9.52 | $10.45 | $10.85 | $11.83 | $12.75 | $8.70 | $10.40 | $11.47 | $11.09 | $12.16 |
| Value at end of period | $10.45 | $10.85 | $11.83 | $12.75 | $8.70 | $10.40 | $11.47 | $11.09 | $12.16 | $13.94 |
| Number of accumulation units outstanding at end of period | 3,351 | 13,588 | 21,999 | 18,649 | 26,905 | 30,871 | 32,677 | 33,493 | 31,251 | 29,937 |
| **PIMCO VIT REAL RETURN PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $10.24 | $10.76 | $10.83 | $10.75 | $11.71 | $10.72 | $12.50 | $13.31 | $14.65 | $15.69 |
| Value at end of period | $10.76 | $10.83 | $10.75 | $11.71 | $10.72 | $12.50 | $13.31 | $14.65 | $15.69 | $14.03 |
| Number of accumulation units outstanding at end of period | 13,498 | 18,534 | 21,794 | 13,115 | 32,595 | 41,522 | 42,177 | 47,965 | 51,753 | 28,387 |
| **PIONEER EMERGING MARKETS VCT PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during June 2007) | | | | | | | | | | |
| Value at beginning of period | | | | $10.88 | $12.71 | $5.23 | $9.00 | $10.28 | $7.76 | $8.55 |
| Value at end of period | | | | $12.71 | $5.23 | $9.00 | $10.28 | $7.76 | $8.55 | $8.26 |
| Number of accumulation units outstanding at end of period | | | | 14,055 | 11,170 | 21,320 | 20,058 | 20,632 | 15,309 | 11,074 |
| **PIONEER HIGH YIELD VCT PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $9.93 | $10.63 | $10.67 | $11.41 | $11.89 | $7.57 | $11.96 | $13.91 | $13.47 | $15.41 |
| Value at end of period | $10.63 | $10.67 | $11.41 | $11.89 | $7.57 | $11.96 | $13.91 | $13.47 | $15.41 | $17.01 |
| Number of accumulation units outstanding at end of period | 4,159 | 8,195 | 13,396 | 21,020 | 21,335 | 24,190 | 28,029 | 27,324 | 25,360 | 28,623 |
| **SMALLCAP WORLD FUND®** | | | | | | | | | | |
| (Funds were first received in this option during July 2008) | | | | | | | | | | |
| Value at beginning of period | | | | | $9.04 | $5.44 | $8.23 | $10.13 | $8.55 | $10.28 |
| Value at end of period | | | | | $5.44 | $8.23 | $10.13 | $8.55 | $10.28 | $13.10 |
| Number of accumulation units outstanding at end of period | | | | | 465 | 626 | 1,941 | 4,229 | 5,903 | 8,677 |
| **TEMPLETON GLOBAL BOND FUND** | | | | | | | | | | |
| Value at beginning of period | $10.10 | $11.59 | $11.07 | $12.37 | $13.50 | $14.14 | $16.56 | $18.38 | $17.68 | $20.16 |
| Value at end of period | $11.59 | $11.07 | $12.37 | $13.50 | $14.14 | $16.56 | $18.38 | $17.68 | $20.16 | $20.30 |
| Number of accumulation units outstanding at end of period | 5,198 | 13,006 | 23,582 | 38,401 | 61,335 | 65,786 | 73,561 | 67,559 | 63,970 | 66,910 |
| **THE BOND FUND OF AMERICA**$^{SM}$ | | | | | | | | | | |
| (Funds were first received in this option during July 2008) | | | | | | | | | | |
| Value at beginning of period | | | | | $9.68 | $8.68 | $9.82 | $10.38 | $10.89 | $11.36 |
| Value at end of period | | | | | $8.68 | $9.82 | $10.38 | $10.89 | $11.36 | $10.97 |
| Number of accumulation units outstanding at end of period | | | | | 337 | 693 | 1,346 | 2,008 | 4,887 | 5,640 |
| **THE GROWTH FUND OF AMERICA®** | | | | | | | | | | |
| Value at beginning of period | $9.78 | $10.80 | $12.15 | $13.28 | $14.50 | $8.70 | $11.53 | $12.76 | $11.96 | $14.20 |
| Value at end of period | $10.80 | $12.15 | $13.28 | $14.50 | $8.70 | $11.53 | $12.76 | $11.96 | $14.20 | $18.72 |
| Number of accumulation units outstanding at end of period | 17,915 | 42,601 | 77,637 | 79,524 | 75,409 | 78,359 | 89,909 | 100,579 | 99,651 | 95,499 |
| **USAA PRECIOUS METALS AND MINERALS FUND** | | | | | | | | | | |
| (Funds were first received in this option during August 2011) | | | | | | | | | | |
| Value at beginning of period | | | | | | | | $10.89 | $8.72 | $7.55 |
| Value at end of period | | | | | | | | $8.72 | $7.55 | $3.61 |
| Number of accumulation units outstanding at end of period | | | | | | | | 925 | 3,718 | 2,407 |
| **WANGER INTERNATIONAL** | | | | | | | | | | |
| (Funds were first received in this option during September 2007) | | | | | | | | | | |
| Value at beginning of period | | | | $10.22 | $10.46 | $5.61 | $8.27 | $10.18 | $8.56 | $10.25 |
| Value at end of period | | | | $10.46 | $5.61 | $8.27 | $10.18 | $8.56 | $10.25 | $12.36 |
| Number of accumulation units outstanding at end of period | | | | 1,414 | 4,365 | 6,155 | 11,303 | 9,368 | 9,614 | 9,854 |
| **WANGER SELECT** | | | | | | | | | | |
| Value at beginning of period | $9.90 | $11.39 | $12.40 | $14.62 | $15.75 | $7.90 | $12.94 | $16.13 | $13.08 | $15.27 |
| Value at end of period | $11.39 | $12.40 | $14.62 | $15.75 | $7.90 | $12.94 | $16.13 | $13.08 | $15.27 | $20.24 |
| Number of accumulation units outstanding at end of period | 1,901 | 4,003 | 10,084 | 26,086 | 17,240 | 22,139 | 24,150 | 26,142 | 27,498 | 21,893 |
| **WANGER USA** | | | | | | | | | | |
| Value at beginning of period | $9.90 | $11.55 | $12.66 | $13.46 | $13.97 | $8.30 | $11.63 | $14.13 | $13.44 | $15.88 |
| Value at end of period | $11.55 | $12.66 | $13.46 | $13.97 | $8.30 | $11.63 | $14.13 | $13.44 | $15.88 | $20.93 |
| Number of accumulation units outstanding at end of period | 744 | 8,400 | 14,851 | 12,977 | 13,763 | 12,176 | 12,677 | 10,204 | 9,517 | 8,116 |

# Condensed Financial Information (continued)

**TABLE 38**

FOR CONTRACTS CONTAINING LIMITS ON FEES ISSUED UNDER 403(b) PLANS AND DEFERRED COMPENSATION PLANS
(Selected data for accumulation units outstanding throughout each period)

| | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 |
|---|---|---|---|---|---|---|---|---|---|---|
| **WASHINGTON MUTUAL INVESTORS FUND**[SM] | | | | | | | | | | |
| Value at beginning of period | $13.18 | $11.89 | $11.28 | $10.11 | $8.62 | $13.09 | $12.79 | $11.01 | $10.80 | $9.83 |
| Value at end of period | $17.11 | $13.18 | $11.89 | $11.28 | $10.11 | $8.62 | $13.09 | $12.79 | $11.01 | $10.80 |
| Number of accumulation units outstanding at end of period | 33,678 | 35,920 | 38,381 | 36,818 | 34,698 | 40,290 | 39,026 | 41,361 | 30,714 | 17,631 |
| **WELLS FARGO ADVANTAGE SPECIAL SMALL CAP VALUE FUND** | | | | | | | | | | |
| Value at beginning of period | $23.72 | $21.22 | $22.02 | $18.23 | $14.25 | $21.20 | $23.41 | $19.58 | $17.99 | $15.99 |
| Value at end of period | $32.26 | $23.72 | $21.22 | $22.02 | $18.23 | $14.25 | $21.20 | $23.41 | $19.58 | $17.99 |
| Number of accumulation units outstanding at end of period | 6,961 | 7,325 | 7,322 | 9,302 | 10,122 | 15,304 | 16,789 | 16,999 | 13,424 | 7,700 |

| | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 |
|---|---|---|---|---|---|---|---|---|---|---|
| **CALVERT VP SRI BALANCED PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $25.99 | $23.81 | $23.06 | $20.83 | $16.83 | $24.82 | $24.46 | $22.77 | $21.82 | $20.41 |
| Value at end of period | $30.28 | $25.99 | $23.81 | $23.06 | $20.83 | $16.83 | $24.82 | $24.46 | $22.77 | $21.82 |
| Number of accumulation units outstanding at end of period | 500 | 500 | 500 | 504 | 500 | 511 | 653 | 668 | 684 | 701 |
| **COLUMBIA MID CAP VALUE FUND (CLASS A)** | | | | | | | | | | |
| (Funds were first received in this option during April 2010) | | | | | | | | | | |
| Value at beginning of period | $10.48 | $9.11 | $9.64 | $8.85 | | | | | | |
| Value at end of period | $13.99 | $10.48 | $9.11 | $9.64 | | | | | | |
| Number of accumulation units outstanding at end of period | 263 | 263 | 264 | 264 | | | | | | |
| **EUROPACIFIC GROWTH FUND®** | | | | | | | | | | |
| Value at beginning of period | $17.06 | $14.49 | $16.98 | $15.72 | $11.44 | $19.49 | $16.58 | $13.75 | $11.47 | $10.97 |
| Value at end of period | $20.24 | $17.06 | $14.49 | $16.98 | $15.72 | $11.44 | $19.49 | $16.58 | $13.75 | $11.47 |
| Number of accumulation units outstanding at end of period | 1,104 | 1,104 | 1,104 | 604 | 604 | 604 | 3,426 | 1,424 | 5,456 | 5,731 |
| **FIDELITY® VIP CONTRAFUND® PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $35.91 | $31.24 | $32.45 | $28.03 | $20.92 | $36.84 | $31.73 | $28.76 | $24.90 | $21.83 |
| Value at end of period | $46.56 | $35.91 | $31.24 | $32.45 | $28.03 | $20.92 | $36.84 | $31.73 | $28.76 | $24.90 |
| Number of accumulation units outstanding at end of period | 11,705 | 13,474 | 13,772 | 15,244 | 18,043 | 17,803 | 30,851 | 27,819 | 26,464 | 25,722 |
| **FIDELITY® VIP EQUITY-INCOME PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $25.51 | $22.02 | $22.08 | $19.42 | $15.10 | $26.66 | $26.59 | $22.40 | $21.43 | $19.45 |
| Value at end of period | $32.28 | $25.51 | $22.02 | $22.08 | $19.42 | $15.10 | $26.66 | $26.59 | $22.40 | $21.43 |
| Number of accumulation units outstanding at end of period | 692 | 2,368 | 2,403 | 2,469 | 2,551 | 2,552 | 8,432 | 10,083 | 12,633 | 13,040 |
| **FIDELITY® VIP GROWTH PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $21.59 | $19.06 | $19.26 | $15.71 | $12.40 | $23.76 | $18.95 | $17.96 | $17.19 | $16.83 |
| Value at end of period | $29.06 | $21.59 | $19.06 | $19.26 | $15.71 | $12.40 | $23.76 | $18.95 | $17.96 | $17.19 |
| Number of accumulation units outstanding at end of period | 375 | 399 | 424 | 1,662 | 2,889 | 2,773 | 4,217 | 8,135 | 8,863 | 13,944 |
| **FIDELITY® VIP OVERSEAS PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $17.97 | $15.07 | $18.42 | $16.49 | $13.20 | $23.78 | $20.53 | $17.60 | $14.97 | $13.34 |
| Value at end of period | $23.15 | $17.97 | $15.07 | $18.42 | $16.49 | $13.20 | $23.78 | $20.53 | $17.60 | $14.97 |
| Number of accumulation units outstanding at end of period | 1,036 | 1,036 | 1,036 | 1,700 | 1,750 | 1,750 | 2,052 | 2,218 | 2,817 | 6,644 |
| **FRANKLIN SMALL CAP VALUE SECURITIES FUND** | | | | | | | | | | |
| Value at beginning of period | $20.89 | $17.87 | $18.80 | $14.85 | $11.64 | $17.60 | $18.25 | $15.80 | $14.71 | $12.33 |
| Value at end of period | $28.11 | $20.89 | $17.87 | $18.80 | $14.85 | $11.64 | $17.60 | $18.25 | $15.80 | $14.71 |
| Number of accumulation units outstanding at end of period | 0 | 0 | 0 | 1,316 | 2,293 | 2,178 | 3,473 | 6,456 | 9,188 | 4,340 |
| **ING AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $19.42 | $16.90 | $17.67 | $14.67 | $10.94 | $15.09 | $15.74 | $13.80 | $12.96 | $10.81 |
| Value at end of period | $25.19 | $19.42 | $16.90 | $17.67 | $14.67 | $10.94 | $15.09 | $15.74 | $13.80 | $12.96 |
| Number of accumulation units outstanding at end of period | 3,165 | 3,247 | 3,329 | 3,417 | 3,513 | 3,614 | 5,097 | 5,192 | 5,294 | 4,015 |

**Condensed Financial Information (continued)**

| | 2004 | 2005 | 2006 | 2007 | 2008 | 2009 | 2010 | 2011 | 2012 | 2013 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING BALANCED PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $23.93 | $25.93 | $26.76 | $29.14 | $30.46 | $21.68 | $25.59 | $28.91 | $28.25 | $31.78 |
| Value at end of period | $25.93 | $26.76 | $29.14 | $30.46 | $21.68 | $25.59 | $28.91 | $28.25 | $31.78 | $36.72 |
| Number of accumulation units outstanding at end of period | 182,702 | 161,312 | 135,888 | 117,538 | 95,222 | 67,836 | 51,698 | 43,541 | 40,715 | 34,645 |
| **ING BARON GROWTH PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $11.45 | $14.47 | $15.34 | $17.46 | $18.29 | $10.61 | $14.17 | $17.70 | $17.87 | $21.12 |
| Value at end of period | $14.47 | $15.34 | $17.46 | $18.29 | $10.61 | $14.17 | $17.70 | $17.87 | $21.12 | $28.96 |
| Number of accumulation units outstanding at end of period | 2,517 | 2,510 | 2,718 | 3,079 | 2,886 | 3,059 | 534 | 534 | 735 | 1,181 |
| **ING BLACKROCK LARGE CAP GROWTH PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2007) | | | | | | | | | | |
| Value at beginning of period | | | | $10.67 | $10.41 | $6.28 | $8.09 | $9.08 | $8.85 | $10.03 |
| Value at end of period | | | | $10.41 | $6.28 | $8.09 | $9.08 | $8.85 | $10.03 | $13.22 |
| Number of accumulation units outstanding at end of period | | | | 2,834 | 2,582 | 2,671 | 2,560 | 1,792 | 1,710 | 1,220 |
| **ING CLARION GLOBAL REAL ESTATE PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during September 2008) | | | | | | | | | | |
| Value at beginning of period | | | | | $9.74 | $6.70 | $8.85 | $10.17 | $9.52 | $11.86 |
| Value at end of period | | | | | $6.70 | $8.85 | $10.17 | $9.52 | $11.86 | $12.17 |
| Number of accumulation units outstanding at end of period | | | | | 1,552 | 1,552 | 1,552 | 1,553 | 285 | 285 |
| **ING CLARION REAL ESTATE PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during October 2006) | | | | | | | | | | |
| Value at beginning of period | | | $11.16 | $12.30 | $9.99 | $6.07 | $8.14 | $10.29 | $11.13 | $12.70 |
| Value at end of period | | | $12.30 | $9.99 | $6.07 | $8.14 | $10.29 | $11.13 | $12.70 | $12.80 |
| Number of accumulation units outstanding at end of period | | | 4,407 | 2,030 | 14 | 0 | 0 | 0 | 0 | 0 |
| **ING COLUMBIA CONTRARIAN CORE PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $16.53 | $17.70 | $18.16 | $20.42 | $21.01 | $12.61 | $16.39 | $18.14 | $17.07 | $18.93 |
| Value at end of period | $17.70 | $18.16 | $20.42 | $21.01 | $12.61 | $16.39 | $18.14 | $17.07 | $18.93 | $25.19 |
| Number of accumulation units outstanding at end of period | 2,518 | 2,347 | 1,571 | 1,477 | 1,374 | 1,278 | 1,183 | 1,098 | 109 | 101 |
| **ING COLUMBIA SMALL CAP VALUE II PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2013) | | | | | | | | | | |
| Value at beginning of period | | | | | | | | | | $11.82 |
| Value at end of period | | | | | | | | | | $15.21 |
| Number of accumulation units outstanding at end of period | | | | | | | | | | 1,742 |
| **ING FMR^SM DIVERSIFIED MID CAP PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2007) | | | | | | | | | | |
| Value at beginning of period | | | | $13.93 | $14.77 | $8.88 | $12.20 | $15.47 | $13.61 | $15.40 |
| Value at end of period | | | | $14.77 | $8.88 | $12.20 | $15.47 | $13.61 | $15.40 | $20.69 |
| Number of accumulation units outstanding at end of period | | | | 1,341 | 0 | 0 | 0 | 0 | 0 | 0 |
| **ING GLOBAL BOND PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2005) | | | | | | | | | | |
| Value at beginning of period | | $9.89 | $10.01 | $10.72 | $11.51 | $9.60 | $11.53 | $13.20 | $13.51 | $14.40 |
| Value at end of period | | $10.01 | $10.72 | $11.51 | $9.60 | $11.53 | $13.20 | $13.51 | $14.40 | $13.65 |
| Number of accumulation units outstanding at end of period | | 10,313 | 10,310 | 21,137 | 16,996 | 16,991 | 4,718 | 4,590 | 4,478 | 2,919 |
| **ING GLOBAL RESOURCES PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during January 2007) | | | | | | | | | | |
| Value at beginning of period | | | | $9.69 | $13.47 | $7.85 | $10.66 | $12.80 | $11.49 | $11.02 |
| Value at end of period | | | | $13.47 | $7.85 | $10.66 | $12.80 | $11.49 | $11.02 | $12.36 |
| Number of accumulation units outstanding at end of period | | | | 14,926 | 3,222 | 3,363 | 3,486 | 2,942 | 2,742 | 2,705 |
| **ING GROWTH AND INCOME PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $19.33 | $20.74 | $22.21 | $25.11 | $26.70 | $16.49 | $21.26 | $24.02 | $23.72 | $27.19 |
| Value at end of period | $20.74 | $22.21 | $25.11 | $26.70 | $16.49 | $21.26 | $24.02 | $23.72 | $27.19 | $35.17 |
| Number of accumulation units outstanding at end of period | 2,484,960 | 2,114,387 | 1,838,625 | 1,576,693 | 1,284,630 | 1,184,071 | 1,036,940 | 912,331 | 793,972 | 716,898 |

CFI 343

# Condensed Financial Information (continued)

| | 2004 | 2005 | 2006 | 2007 | 2008 | 2009 | 2010 | 2011 | 2012 | 2013 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING INDEX PLUS LARGECAP PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $17.09 | $18.68 | $19.46 | $22.05 | $22.89 | $14.21 | $17.30 | $19.49 | $19.25 | $21.78 |
| Value at end of period | $18.68 | $19.46 | $22.05 | $22.89 | $14.21 | $17.30 | $19.49 | $19.25 | $21.78 | $28.63 |
| Number of accumulation units outstanding at end of period | 79,076 | 60,481 | 50,559 | 37,224 | 21,308 | 22,769 | 14,573 | 13,729 | 8,938 | 8,814 |
| **ING INDEX PLUS MIDCAP PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $16.32 | $18.79 | $20.63 | $22.30 | $23.23 | $14.32 | $18.63 | $22.43 | $21.90 | $25.45 |
| Value at end of period | $18.79 | $20.63 | $22.30 | $23.23 | $14.32 | $18.63 | $22.43 | $21.90 | $25.45 | $33.82 |
| Number of accumulation units outstanding at end of period | 21,963 | 18,126 | 12,982 | 6,975 | 4,592 | 4,811 | 1,250 | 1,324 | 1,067 | 1,109 |
| **ING INDEX PLUS SMALLCAP PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $12.19 | $14.70 | $15.62 | $17.56 | $16.26 | $10.67 | $13.15 | $15.96 | $15.64 | $17.36 |
| Value at end of period | $14.70 | $15.62 | $17.56 | $16.26 | $10.67 | $13.15 | $15.96 | $15.64 | $17.36 | $24.47 |
| Number of accumulation units outstanding at end of period | 20,764 | 10,465 | 7,602 | 2,129 | 358 | 71 | 71 | 71 | 71 | 71 |
| **ING INTERMEDIATE BOND PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $18.28 | $18.96 | $19.34 | $19.91 | $20.88 | $18.90 | $20.85 | $22.66 | $24.10 | $26.07 |
| Value at end of period | $18.96 | $19.34 | $19.91 | $20.88 | $18.90 | $20.85 | $22.66 | $24.10 | $26.07 | $25.76 |
| Number of accumulation units outstanding at end of period | 202,445 | 173,477 | 155,702 | 125,893 | 112,092 | 110,735 | 102,133 | 87,055 | 70,472 | 55,236 |
| **ING INTERNATIONAL INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during February 2010) | | | | | | | | | | |
| Value at beginning of period | | | | | | | $6.97 | $7.96 | $6.90 | $8.09 |
| Value at end of period | | | | | | | $7.96 | $6.90 | $8.09 | $9.71 |
| Number of accumulation units outstanding at end of period | | | | | | | 276 | 276 | 276 | 276 |
| **ING INTERNATIONAL VALUE PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $11.43 | $11.87 | $12.82 | $16.39 | $18.36 | $10.38 | $13.04 | $13.20 | $11.08 | $13.05 |
| Value at end of period | $11.87 | $12.82 | $16.39 | $18.36 | $10.38 | $13.04 | $13.20 | $11.08 | $13.05 | $15.62 |
| Number of accumulation units outstanding at end of period | 2,462 | 6,523 | 3,697 | 288 | 649 | 640 | 651 | 0 | 0 | 0 |
| **ING INVESCO COMSTOCK PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $10.64 | $12.26 | $12.53 | $14.34 | $13.84 | $8.68 | $11.02 | $12.53 | $12.12 | $14.20 |
| Value at end of period | $12.26 | $12.53 | $14.34 | $13.84 | $8.68 | $11.02 | $12.53 | $12.12 | $14.20 | $18.93 |
| Number of accumulation units outstanding at end of period | 9,860 | 11,568 | 11,328 | 9,539 | 1,426 | 1,326 | 1,228 | 1,139 | 1,055 | 973 |
| **ING INVESCO EQUITY AND INCOME PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2005) | | | | | | | | | | |
| Value at beginning of period | | $9.81 | $10.69 | $11.89 | $12.16 | $9.20 | $11.15 | $12.37 | $12.08 | $13.46 |
| Value at end of period | | $10.69 | $11.89 | $12.16 | $9.20 | $11.15 | $12.37 | $12.08 | $13.46 | $16.61 |
| Number of accumulation units outstanding at end of period | | 10,255 | 7,473 | 7,240 | 1,106 | 1,204 | 0 | 0 | 0 | 0 |
| **ING INVESCO GROWTH AND INCOME PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during October 2005) | | | | | | | | | | |
| Value at beginning of period | | $10.61 | $11.04 | $12.65 | $12.82 | $8.58 | $10.50 | $11.66 | $11.27 | $12.75 |
| Value at end of period | | $11.04 | $12.65 | $12.82 | $8.58 | $10.50 | $11.66 | $11.27 | $12.75 | $16.86 |
| Number of accumulation units outstanding at end of period | | 2,774 | 2,773 | 2,772 | 0 | 0 | 0 | 0 | 0 | 0 |
| **ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during October 2005) | | | | | | | | | | |
| Value at beginning of period | | $11.85 | $13.40 | $17.98 | $24.58 | $11.83 | $20.05 | $23.81 | $19.22 | $22.61 |
| Value at end of period | | $13.40 | $17.98 | $24.58 | $11.83 | $20.05 | $23.81 | $19.22 | $22.61 | $21.05 |
| Number of accumulation units outstanding at end of period | | 793 | 745 | 1,421 | 830 | 830 | 791 | 537 | 493 | 0 |
| **ING JPMORGAN MID CAP VALUE PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $11.78 | $14.02 | $15.03 | $17.29 | $17.47 | $11.56 | $14.34 | $17.41 | $17.51 | $20.75 |
| Value at end of period | $14.02 | $15.03 | $17.29 | $17.47 | $11.56 | $14.34 | $17.41 | $17.51 | $20.75 | $26.96 |
| Number of accumulation units outstanding at end of period | 3,911 | 2,454 | 1,333 | 1,384 | 0 | 0 | 0 | 0 | 0 | 0 |
| **ING LARGE CAP GROWTH PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during January 2011) | | | | | | | | | | |
| Value at beginning of period | | | | | | | | $10.31 | $10.30 | $12.01 |
| Value at end of period | | | | | | | | $10.30 | $12.01 | $15.53 |
| Number of accumulation units outstanding at end of period | | | | | | | | 3,061 | 3,062 | 3,062 |

CFI 344

# Condensed Financial Information (continued)

| | 2004 | 2005 | 2006 | 2007 | 2008 | 2009 | 2010 | 2011 | 2012 | 2013 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING LARGE CAP VALUE PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during July 2007) | | | | | | | | | | |
| Value at beginning of period | | | | $9.34 | $9.11 | $6.29 | $7.00 | $8.25 | $8.43 | $9.55 |
| Value at end of period | | | | $9.11 | $6.29 | $7.00 | $8.25 | $8.43 | $9.55 | $12.34 |
| Number of accumulation units outstanding at end of period | | | | 23,505 | 23,483 | 24,554 | 2,006 | 830 | 922 | 999 |
| **ING MFS TOTAL RETURN PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $11.29 | $12.39 | $12.59 | $13.92 | $14.29 | $10.96 | $12.76 | $13.85 | $13.89 | $15.25 |
| Value at end of period | $12.39 | $12.59 | $13.92 | $14.29 | $10.96 | $12.76 | $13.85 | $13.89 | $15.25 | $17.88 |
| Number of accumulation units outstanding at end of period | 9,262 | 8,976 | 9,398 | 4,971 | 4,675 | 4,399 | 3,392 | 3,148 | 309 | 285 |
| **ING MFS UTILITIES PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during August 2006) | | | | | | | | | | |
| Value at beginning of period | | | $12.73 | $14.74 | $18.54 | $11.41 | $14.96 | $16.79 | $17.64 | $19.74 |
| Value at end of period | | | $14.74 | $18.54 | $11.41 | $14.96 | $16.79 | $17.64 | $19.74 | $23.43 |
| Number of accumulation units outstanding at end of period | | | 1,381 | 2,742 | 1,270 | 1,371 | 1,411 | 1,222 | 1,281 | 1,180 |
| **ING MIDCAP OPPORTUNITIES PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during October 2011) | | | | | | | | | | |
| Value at beginning of period | | | | | | | | $15.98 | $16.12 | $18.18 |
| Value at end of period | | | | | | | | $16.12 | $18.18 | $23.70 |
| Number of accumulation units outstanding at end of period | | | | | | | | 837 | 761 | 1,968 |
| **ING MONEY MARKET PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $13.93 | $13.90 | $14.14 | $14.65 | $15.21 | $15.42 | $15.28 | $15.13 | $14.94 | $14.76 |
| Value at end of period | $13.90 | $14.14 | $14.65 | $15.21 | $15.42 | $15.28 | $15.13 | $14.94 | $14.76 | $14.58 |
| Number of accumulation units outstanding at end of period | 206,475 | 183,325 | 167,741 | 158,695 | 133,856 | 132,438 | 100,940 | 82,052 | 73,577 | 67,285 |
| **ING MULTI-MANAGER LARGE CAP CORE PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during July 2007) | | | | | | | | | | |
| Value at beginning of period | | | | $11.17 | $11.23 | $7.26 | $8.92 | $10.23 | $9.67 | $10.56 |
| Value at end of period | | | | $11.23 | $7.26 | $8.92 | $10.23 | $9.67 | $10.56 | $13.62 |
| Number of accumulation units outstanding at end of period | | | | 2,204 | 2,349 | 2,399 | 0 | 132 | 0 | 0 |
| **ING OPPENHEIMER GLOBAL PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2005) | | | | | | | | | | |
| Value at beginning of period | | $10.04 | $11.65 | $13.57 | $14.29 | $8.42 | $11.61 | $13.31 | $12.07 | $14.51 |
| Value at end of period | | $11.65 | $13.57 | $14.29 | $8.42 | $11.61 | $13.31 | $12.07 | $14.51 | $18.21 |
| Number of accumulation units outstanding at end of period | | 107,581 | 62,549 | 53,174 | 35,468 | 36,405 | 11,055 | 11,379 | 10,516 | 7,151 |
| **ING PIMCO HIGH YIELD PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during January 2009) | | | | | | | | | | |
| Value at beginning of period | | | | | | $8.79 | $12.93 | $14.59 | $15.05 | $16.95 |
| Value at end of period | | | | | | $12.93 | $14.59 | $15.05 | $16.95 | $17.68 |
| Number of accumulation units outstanding at end of period | | | | | | 341 | 341 | 0 | 0 | 0 |
| **ING PIMCO TOTAL RETURN PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $11.01 | $11.35 | $11.44 | $11.75 | $12.69 | $12.51 | $13.92 | $14.78 | $15.07 | $16.06 |
| Value at end of period | $11.35 | $11.44 | $11.75 | $12.69 | $12.51 | $13.92 | $14.78 | $15.07 | $16.06 | $15.56 |
| Number of accumulation units outstanding at end of period | 2,755 | 3,418 | 3,487 | 2,751 | 1,668 | 1,972 | 690 | 3,269 | 3,424 | 3,578 |
| **ING PIONEER HIGH YIELD PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during August 2009) | | | | | | | | | | |
| Value at beginning of period | | | | | | $11.00 | $12.75 | $14.99 | $14.70 | $16.87 |
| Value at end of period | | | | | | $12.75 | $14.99 | $14.70 | $16.87 | $18.71 |
| Number of accumulation units outstanding at end of period | | | | | | 191 | 203 | 193 | 193 | 193 |
| **ING RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during June 2010) | | | | | | | | | | |
| Value at beginning of period | | | | | | | $11.66 | $14.00 | $14.41 | $16.29 |
| Value at end of period | | | | | | | $14.00 | $14.41 | $16.29 | $21.24 |
| Number of accumulation units outstanding at end of period | | | | | | | 345 | 345 | 345 | 1,375 |

**Condensed Financial Information (continued)**

| | 2004 | 2005 | 2006 | 2007 | 2008 | 2009 | 2010 | 2011 | 2012 | 2013 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during August 2009) | | | | | | | | | | |
| Value at beginning of period | | | | | | $11.41 | $12.84 | $15.97 | $15.43 | $17.60 |
| Value at end of period | | | | | | $12.84 | $15.97 | $15.43 | $17.60 | $23.45 |
| Number of accumulation units outstanding at end of period | | | | | | 3,357 | 3,238 | 3,031 | 3,031 | 2,749 |
| **ING SMALL COMPANY PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $19.63 | $22.17 | $24.15 | $27.86 | $29.13 | $19.83 | $24.99 | $30.69 | $29.56 | $33.43 |
| Value at end of period | $22.17 | $24.15 | $27.86 | $29.13 | $19.83 | $24.99 | $30.69 | $29.56 | $33.43 | $45.48 |
| Number of accumulation units outstanding at end of period | 8,472 | 6,275 | 4,383 | 3,933 | 3,985 | 4,114 | 2,753 | 2,176 | 2,200 | 2,082 |
| **ING SOLUTION 2015 PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during December 2006) | | | | | | | | | | |
| Value at beginning of period | | | $11.65 | $11.68 | $12.07 | $8.72 | $10.53 | $11.57 | $11.34 | $12.49 |
| Value at end of period | | | $11.68 | $12.07 | $8.72 | $10.53 | $11.57 | $11.34 | $12.49 | $13.45 |
| Number of accumulation units outstanding at end of period | | | 12,433 | 0 | 0 | 364 | 364 | 0 | 0 | 0 |
| **ING SOLUTION 2025 PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during September 2006) | | | | | | | | | | |
| Value at beginning of period | | | $11.52 | $12.13 | $12.53 | $8.19 | $10.17 | $11.43 | $10.93 | $12.25 |
| Value at end of period | | | $12.13 | $12.42 | $8.19 | $10.17 | $11.43 | $10.93 | $12.25 | $14.07 |
| Number of accumulation units outstanding at end of period | | | 10,608 | 122 | 0 | 0 | 0 | 0 | 0 | 0 |
| **ING STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $16.32 | $17.46 | $17.97 | $19.30 | $20.23 | $15.33 | $17.90 | $19.71 | $19.88 | $22.13 |
| Value at end of period | $17.46 | $17.97 | $19.30 | $20.23 | $15.33 | $17.90 | $19.71 | $19.88 | $22.13 | $24.58 |
| Number of accumulation units outstanding at end of period | 13,824 | 13,009 | 12,396 | 11,771 | 12,347 | 12,250 | 11,513 | 10,814 | 10,136 | 9,489 |
| **ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2007) | | | | | | | | | | |
| Value at beginning of period | | | | $15.63 | $18.13 | $9.04 | $12.28 | $13.80 | $13.76 | $15.55 |
| Value at end of period | | | | $18.13 | $9.04 | $12.28 | $13.80 | $13.76 | $15.55 | $18.77 |
| Number of accumulation units outstanding at end of period | | | | 28 | 0 | 0 | 0 | 8,067 | 8,618 | 8,243 |
| **ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2005) | | | | | | | | | | |
| Value at beginning of period | | $9.89 | $11.09 | $11.95 | $13.39 | $7.52 | $10.87 | $13.79 | $13.12 | $15.04 |
| Value at end of period | | $11.09 | $11.95 | $13.39 | $7.52 | $10.87 | $13.79 | $13.12 | $15.04 | $20.08 |
| Number of accumulation units outstanding at end of period | | 18,705 | 17,772 | 16,111 | 14,496 | 16,042 | 13,096 | 11,214 | 11,311 | 7,889 |
| **ING T. ROWE PRICE EQUITY INCOME PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $12.31 | $13.81 | $14.18 | $16.68 | $16.97 | $10.78 | $13.30 | $15.10 | $14.78 | $17.11 |
| Value at end of period | $13.81 | $14.18 | $16.68 | $16.97 | $10.78 | $13.30 | $15.10 | $14.78 | $17.11 | $21.92 |
| Number of accumulation units outstanding at end of period | 10,506 | 7,279 | 6,370 | 1,072 | 1,072 | 1,072 | 1,072 | 1,072 | 1,072 | 1,072 |
| **ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $18.80 | $20.42 | $21.41 | $23.96 | $26.01 | $14.84 | $20.95 | $24.18 | $23.63 | $27.74 |
| Value at end of period | $20.42 | $21.41 | $23.96 | $26.01 | $14.84 | $20.95 | $24.18 | $23.63 | $27.74 | $38.16 |
| Number of accumulation units outstanding at end of period | 18,169 | 19,716 | 16,011 | 10,725 | 9,893 | 10,111 | 3,231 | 3,268 | 3,324 | 3,349 |
| **ING TEMPLETON FOREIGN EQUITY PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2008) | | | | | | | | | | |
| Value at beginning of period | | | | | $10.20 | $6.28 | $8.20 | $8.82 | $7.66 | $9.00 |
| Value at end of period | | | | | $6.28 | $8.20 | $8.82 | $7.66 | $9.00 | $10.69 |
| Number of accumulation units outstanding at end of period | | | | | 860 | 895 | 229 | 203 | 997 | 936 |
| **ING TEMPLETON GLOBAL GROWTH PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during August 2006) | | | | | | | | | | |
| Value at beginning of period | | | $9.77 | $11.06 | $11.18 | $6.66 | $8.70 | $9.26 | $8.63 | $10.37 |
| Value at end of period | | | $11.06 | $11.18 | $6.66 | $8.70 | $9.26 | $8.63 | $10.37 | $13.38 |
| Number of accumulation units outstanding at end of period | | | 1,350 | 1,344 | 0 | 0 | 0 | 0 | 0 | 0 |

**Condensed Financial Information (continued)**

| | 2004 | 2005 | 2006 | 2007 | 2008 | 2009 | 2010 | 2011 | 2012 | 2013 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING U.S. BOND INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during February 2010) | | | | | | | | | | |
| Value at beginning of period | | | | | | | $10.80 | $11.16 | $11.82 | $12.12 |
| Value at end of period | | | | | | | $11.16 | $11.82 | $12.12 | $11.67 |
| Number of accumulation units outstanding at end of period | | | | | | | 381 | 380 | 380 | 380 |
| **INVESCO V.I. CORE EQUITY FUND** | | | | | | | | | | |
| Value at beginning of period | $7.72 | $8.31 | $8.64 | $9.96 | $10.63 | $7.34 | $9.30 | $10.06 | $9.93 | $11.16 |
| Value at end of period | $8.31 | $8.64 | $9.96 | $10.63 | $7.34 | $9.30 | $10.06 | $9.93 | $11.16 | $14.25 |
| Number of accumulation units outstanding at end of period | 2,774 | 2,659 | 4,949 | 4,733 | 2,183 | 2,182 | 2,071 | 329 | 313 | 297 |
| **JANUS ASPEN BALANCED PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $23.57 | $25.26 | $26.93 | $29.45 | $32.14 | $26.71 | $33.21 | $35.55 | $35.68 | $40.04 |
| Value at end of period | $25.26 | $26.93 | $29.45 | $32.14 | $26.71 | $33.21 | $35.55 | $35.68 | $40.04 | $47.51 |
| Number of accumulation units outstanding at end of period | 5,993 | 367 | 367 | 367 | 367 | 367 | 367 | 0 | 0 | 0 |
| **JANUS ASPEN ENTERPRISE PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $17.83 | $21.26 | $23.58 | $26.46 | $31.89 | $17.72 | $25.35 | $31.51 | $30.67 | $35.53 |
| Value at end of period | $21.26 | $23.58 | $26.46 | $31.89 | $17.72 | $25.35 | $31.51 | $30.67 | $35.53 | $46.45 |
| Number of accumulation units outstanding at end of period | 27,191 | 45 | 79 | 89 | 234 | 417 | 38 | 152 | 308 | 422 |
| **JANUS ASPEN GLOBAL RESEARCH PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $19.87 | $20.56 | $21.50 | $25.10 | $27.17 | $14.85 | $20.19 | $23.10 | $19.68 | $23.33 |
| Value at end of period | $20.56 | $21.50 | $25.10 | $27.17 | $14.85 | $20.19 | $23.10 | $19.68 | $23.33 | $29.59 |
| Number of accumulation units outstanding at end of period | 36,361 | 374 | 411 | 427 | 606 | 829 | 383 | 213 | 460 | 635 |
| **JANUS ASPEN JANUS PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $17.39 | $17.95 | $18.49 | $20.34 | $23.11 | $13.76 | $18.53 | $20.95 | $19.60 | $22.95 |
| Value at end of period | $17.95 | $18.49 | $20.34 | $23.11 | $13.76 | $18.53 | $20.95 | $19.60 | $22.95 | $29.54 |
| Number of accumulation units outstanding at end of period | 13,947 | 8 | 8 | 4 | 4 | 4 | 0 | 0 | 0 | 0 |
| **LAZARD U.S. MID CAP EQUITY PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2010) | | | | | | | | | | |
| Value at beginning of period | | | | | | | $7.97 | $8.81 | $8.19 | $8.53 |
| Value at end of period | | | | | | | $8.81 | $8.19 | $8.53 | $11.17 |
| Number of accumulation units outstanding at end of period | | | | | | | 292 | 292 | 292 | 291 |
| **LORD ABBETT SERIES FUND - MID CAP STOCK PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $10.25 | $12.56 | $13.43 | $14.88 | $14.78 | $8.85 | $11.07 | $13.71 | $13.00 | $14.70 |
| Value at end of period | $12.56 | $13.43 | $14.88 | $14.78 | $8.85 | $11.07 | $13.71 | $13.00 | $14.70 | $18.92 |
| Number of accumulation units outstanding at end of period | 3,638 | 7,018 | 3,085 | 3,157 | 3,046 | 2,940 | 2,837 | 1,194 | 1,107 | 1,020 |
| **NEW PERSPECTIVE FUND®** | | | | | | | | | | |
| Value at beginning of period | $11.31 | $11.34 | $12.49 | $14.82 | $16.99 | $10.42 | $14.15 | $15.75 | $14.37 | $17.14 |
| Value at end of period | $11.34 | $12.49 | $14.82 | $16.99 | $10.42 | $14.15 | $15.75 | $14.37 | $17.14 | $21.46 |
| Number of accumulation units outstanding at end of period | 14 | 14 | 14 | 3,518 | 2,794 | 2,793 | 2,786 | 2,786 | 2,786 | 0 |
| **OPPENHEIMER DEVELOPING MARKETS FUND** | | | | | | | | | | |
| Value at beginning of period | $24.44 | $28.79 | $40.16 | $49.65 | $65.63 | $33.69 | $60.46 | $75.82 | $61.33 | $73.19 |
| Value at end of period | $28.79 | $40.16 | $49.65 | $65.63 | $33.69 | $60.46 | $75.82 | $61.33 | $73.19 | $78.32 |
| Number of accumulation units outstanding at end of period | 2,971 | 6,275 | 6,855 | 7,226 | 3,422 | 4,768 | 4,701 | 3,457 | 3,595 | 3,622 |
| **OPPENHEIMER GLOBAL FUND/VA** | | | | | | | | | | |
| Value at beginning of period | $15.35 | $18.07 | $20.40 | $23.71 | $24.89 | $14.70 | $20.30 | $23.25 | $21.05 | $25.21 |
| Value at end of period | $18.07 | $20.40 | $23.71 | $24.89 | $14.70 | $20.30 | $23.25 | $21.05 | $25.21 | $31.70 |
| Number of accumulation units outstanding at end of period | 29,012 | 919 | 919 | 919 | 919 | 918 | 918 | 0 | 0 | 0 |
| **OPPENHEIMER MAIN STREET SMALL CAP FUND®/VA** | | | | | | | | | | |
| (Funds were first received in this option during November 2006) | | | | | | | | | | |
| Value at beginning of period | | | $12.71 | $13.32 | $12.99 | $7.98 | $10.81 | $13.17 | $12.72 | $14.82 |
| Value at end of period | | | $13.32 | $12.99 | $7.98 | $10.81 | $13.17 | $12.72 | $14.82 | $20.64 |
| Number of accumulation units outstanding at end of period | | | 1,715 | 3,127 | 0 | 0 | 0 | 0 | 0 | 0 |

CFI 347

# Condensed Financial Information (continued)

| | 2004 | 2005 | 2006 | 2007 | 2008 | 2009 | 2010 | 2011 | 2012 | 2013 |
|---|---|---|---|---|---|---|---|---|---|---|
| **PAX WORLD BALANCED FUND** | | | | | | | | | | |
| Value at beginning of period | $9.64 | $10.56 | $10.99 | $12.02 | $12.99 | $8.89 | $10.65 | $11.77 | $11.41 | $12.54 |
| Value at end of period | $10.56 | $10.99 | $12.02 | $12.99 | $8.89 | $10.65 | $11.77 | $11.41 | $12.54 | $14.41 |
| Number of accumulation units outstanding at end of period | 2,773 | 2,641 | 2,514 | 2,382 | 1,007 | 1,007 | 951 | 888 | 835 | 780 |
| **PIMCO VIT REAL RETURN PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during October 2008) | | | | | | | | | | |
| Value at beginning of period | | | | | $11.06 | $10.93 | $12.78 | $13.64 | $15.05 | $16.16 |
| Value at end of period | | | | | $10.93 | $12.78 | $13.64 | $15.05 | $16.16 | $14.49 |
| Number of accumulation units outstanding at end of period | | | | | 1,444 | 1,443 | 1,634 | 1,535 | 1,439 | 1,346 |
| **PIONEER EMERGING MARKETS VCT PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during July 2007) | | | | | | | | | | |
| Value at beginning of period | | | | $11.43 | $12.73 | $5.26 | $9.06 | $10.38 | $7.85 | $8.68 |
| Value at end of period | | | | $12.73 | $5.26 | $9.06 | $10.38 | $7.85 | $8.68 | $8.40 |
| Number of accumulation units outstanding at end of period | | | | 4,587 | 1,417 | 1,113 | 1,112 | 1,112 | 1,112 | 1,080 |
| **TEMPLETON GLOBAL BOND FUND** | | | | | | | | | | |
| (Funds were first received in this option during January 2005) | | | | | | | | | | |
| Value at beginning of period | | $11.43 | $11.16 | $12.53 | $13.74 | $14.42 | $16.92 | $18.83 | $18.16 | $20.77 |
| Value at end of period | | $11.16 | $12.53 | $13.74 | $14.42 | $16.92 | $18.83 | $18.16 | $20.77 | $20.96 |
| Number of accumulation units outstanding at end of period | | 1,129 | 1,513 | 4,054 | 4,982 | 4,221 | 3,151 | 2,835 | 2,747 | 2,658 |
| **THE GROWTH FUND OF AMERICA®** | | | | | | | | | | |
| Value at beginning of period | $10.07 | $10.83 | $12.25 | $13.45 | $14.75 | $8.87 | $11.79 | $13.08 | $12.29 | $14.63 |
| Value at end of period | $10.83 | $12.25 | $13.45 | $14.75 | $8.87 | $11.79 | $13.08 | $12.29 | $14.63 | $19.33 |
| Number of accumulation units outstanding at end of period | 9,089 | 19,192 | 25,787 | 28,437 | 27,173 | 27,640 | 15,222 | 11,202 | 11,123 | 10,763 |
| **USAA PRECIOUS METALS AND MINERALS FUND** | | | | | | | | | | |
| (Funds were first received in this option during September 2012) | | | | | | | | | | |
| Value at beginning of period | | | | | | | | | $8.86 | $7.58 |
| Value at end of period | | | | | | | | | $7.58 | $3.64 |
| Number of accumulation units outstanding at end of period | | | | | | | | | 513 | 0 |
| **WANGER INTERNATIONAL** | | | | | | | | | | |
| (Funds were first received in this option during August 2007) | | | | | | | | | | |
| Value at beginning of period | | | | $10.10 | $10.48 | $5.63 | $8.33 | $10.28 | $8.66 | $10.40 |
| Value at end of period | | | | $10.48 | $5.63 | $8.33 | $10.28 | $8.66 | $10.40 | $12.57 |
| Number of accumulation units outstanding at end of period | | | | 991 | 991 | 990 | 945 | 895 | 895 | 811 |
| **WANGER SELECT** | | | | | | | | | | |
| Value at beginning of period | $11.07 | $11.43 | $12.50 | $14.81 | $16.02 | $8.06 | $13.23 | $16.53 | $13.44 | $15.72 |
| Value at end of period | $11.43 | $12.50 | $14.81 | $16.02 | $8.06 | $13.23 | $16.53 | $13.44 | $15.72 | $20.90 |
| Number of accumulation units outstanding at end of period | 467 | 15 | 2,558 | 5,211 | 8 | 8 | 19 | 0 | 0 | 0 |
| **WANGER USA** | | | | | | | | | | |
| Value at beginning of period | $11.26 | $11.59 | $12.77 | $13.64 | $14.21 | $8.46 | $11.89 | $14.48 | $13.80 | $16.36 |
| Value at end of period | $11.59 | $12.77 | $13.64 | $14.21 | $8.46 | $11.89 | $14.48 | $13.80 | $16.36 | $21.61 |
| Number of accumulation units outstanding at end of period | 355 | 0 | 73 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| **WASHINGTON MUTUAL INVESTORS FUND<sup>SM</sup>** | | | | | | | | | | |
| Value at beginning of period | $10.11 | $10.83 | $11.10 | $12.96 | $13.31 | $8.79 | $10.33 | $11.56 | $12.22 | $13.57 |
| Value at end of period | $10.83 | $11.10 | $12.96 | $13.31 | $8.79 | $10.33 | $11.56 | $12.22 | $13.57 | $17.67 |
| Number of accumulation units outstanding at end of period | 8,340 | 29,566 | 32,563 | 15,940 | 12,503 | 12,732 | 1,844 | 877 | 824 | 770 |
| **WELLS FARGO ADVANTAGE SPECIAL SMALL CAP VALUE FUND** | | | | | | | | | | |
| Value at beginning of period | $16.39 | $18.19 | $19.84 | $23.79 | $21.59 | $14.55 | $18.66 | $22.60 | $21.84 | $24.46 |
| Value at end of period | $18.19 | $19.84 | $23.79 | $21.59 | $14.55 | $18.66 | $22.60 | $21.84 | $24.46 | $33.36 |
| Number of accumulation units outstanding at end of period | 1,248 | 1,867 | 3,490 | 1,713 | 407 | 407 | 407 | 407 | 407 | 0 |

**Condensed Financial Information (continued)**

**TABLE 39**
FOR DEFERRED COMPENSATION CONTRACTS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 0.00% EFFECTIVE JANUARY 4, 2005
(Selected data for accumulation units outstanding throughout each period)

| | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 |
|---|---|---|---|---|---|---|---|---|---|---|
| **CALVERT VP SRI BALANCED PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $29.94 | $27.16 | $25.97 | $23.17 | $18.48 | $26.93 | $26.21 | $24.09 | $22.81 | $21.12 |
| Value at end of period | $35.31 | $29.94 | $27.16 | $25.97 | $23.17 | $18.48 | $26.93 | $26.21 | $24.09 | $22.81 |
| Number of accumulation units outstanding at end of period | 6,133 | 7,176 | 8,622 | 5,500 | 5,401 | 6,590 | 4,684 | 6,748 | 6,049 | 4 |
| **FIDELITY® VIP CONTRAFUND® PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $41.48 | $35.63 | $36.56 | $31.15 | $22.98 | $39.98 | $34.00 | $30.43 | $26.02 | $22.60 |
| Value at end of period | $54.46 | $41.48 | $35.63 | $36.56 | $31.15 | $22.98 | $39.98 | $34.00 | $30.43 | $26.02 |
| Number of accumulation units outstanding at end of period | 183,011 | 186,477 | 202,146 | 212,972 | 228,041 | 243,165 | 241,468 | 222,882 | 186,639 | 113 |
| **FIDELITY® VIP EQUITY-INCOME PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $29.46 | $25.12 | $24.87 | $21.58 | $16.59 | $28.93 | $28.49 | $23.71 | $22.39 | $20.13 |
| Value at end of period | $37.64 | $29.46 | $25.12 | $24.87 | $21.58 | $16.59 | $28.93 | $28.49 | $23.71 | $22.39 |
| Number of accumulation units outstanding at end of period | 87,816 | 90,055 | 98,081 | 11,297 | 123,950 | 134,257 | 123,934 | 116,517 | 99,937 | 64 |
| **FIDELITY® VIP GROWTH PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $24.87 | $21.74 | $21.70 | $17.45 | $13.62 | $25.78 | $20.31 | $19.00 | $17.96 | $17.42 |
| Value at end of period | $33.89 | $24.87 | $21.74 | $21.70 | $17.45 | $13.62 | $25.78 | $20.31 | $19.00 | $17.96 |
| Number of accumulation units outstanding at end of period | 30,634 | 31,284 | 40,494 | 30,156 | 26,974 | 28,404 | 28,388 | 22,613 | 26,333 | 32 |
| **FIDELITY® VIP OVERSEAS PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $20.76 | $17.19 | $20.75 | $18.33 | $14.49 | $25.80 | $22.00 | $18.63 | $15.65 | $13.81 |
| Value at end of period | $26.99 | $20.76 | $17.19 | $20.75 | $18.33 | $14.49 | $25.80 | $22.00 | $18.63 | $15.65 |
| Number of accumulation units outstanding at end of period | 31,538 | 30,617 | 29,625 | 31,591 | 41,307 | 42,654 | 43,234 | 29,121 | 17,089 | 20 |
| **ING AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $21.93 | $18.85 | $19.46 | $15.95 | $11.75 | $16.01 | $16.49 | $14.28 | $13.24 | $11.52 |
| Value at end of period | $28.72 | $21.93 | $18.85 | $19.46 | $15.95 | $11.75 | $16.01 | $16.49 | $14.28 | $13.24 |
| Number of accumulation units outstanding at end of period | 48,281 | 42,754 | 38,858 | 36,817 | 34,321 | 39,840 | 27,959 | 24,721 | 18,042 | 16 |
| **ING BALANCED PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $35.31 | $31.07 | $31.49 | $27.59 | $23.13 | $32.18 | $30.49 | $27.72 | $26.59 | $24.37 |
| Value at end of period | $41.21 | $35.31 | $31.07 | $31.49 | $27.59 | $23.13 | $32.18 | $30.49 | $27.72 | $26.59 |
| Number of accumulation units outstanding at end of period | 38,409 | 38,916 | 43,642 | 48,071 | 47,132 | 51,504 | 69,073 | 74,780 | 86,673 | 108 |
| **ING BARON GROWTH PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $23.85 | $19.93 | $19.50 | $15.40 | $11.40 | $19.40 | $18.29 | $15.87 | $14.78 | $12.59 |
| Value at end of period | $33.01 | $23.85 | $19.93 | $19.50 | $15.40 | $11.40 | $19.40 | $18.29 | $15.87 | $14.78 |
| Number of accumulation units outstanding at end of period | 51,978 | 41,776 | 41,513 | 40,395 | 42,142 | 42,358 | 40,819 | 38,235 | 34,219 | 19 |
| **ING BLACKROCK LARGE CAP GROWTH PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2007) | | | | | | | | | | |
| Value at beginning of period | $10.77 | $9.41 | $9.53 | $8.38 | $6.42 | $10.53 | $10.70 | | | |
| Value at end of period | $14.37 | $10.77 | $9.41 | $9.53 | $8.38 | $6.42 | $10.53 | | | |
| Number of accumulation units outstanding at end of period | 50,237 | 51,385 | 43,543 | 39,301 | 34,644 | 23,736 | 24,962 | | | |
| **ING GLOBAL BOND PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2005) | | | | | | | | | | |
| Value at beginning of period | $16.05 | $14.91 | $14.38 | $12.40 | $10.20 | $12.08 | $11.11 | $10.25 | $10.03 | |
| Value at end of period | $15.40 | $16.05 | $14.91 | $14.38 | $12.40 | $10.20 | $12.08 | $11.11 | $10.25 | |
| Number of accumulation units outstanding at end of period | 110,529 | 123,727 | 142,622 | 0 | 155,271 | 161,168 | 156,529 | 118,896 | 102,671 | |
| **ING GLOBAL RESOURCES PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during January 2007) | | | | | | | | | | |
| Value at beginning of period | $11.89 | $12.24 | $13.47 | $11.08 | $8.05 | $13.65 | $9.70 | | | |
| Value at end of period | $13.51 | $11.89 | $12.24 | $13.47 | $11.08 | $8.05 | $13.65 | | | |
| Number of accumulation units outstanding at end of period | 42,134 | 63,136 | 67,134 | 61,239 | 73,221 | 75,852 | 50,114 | | | |

CFI 349

**Condensed Financial Information (continued)**

| | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING GROWTH AND INCOME PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $30.13 | $26.09 | $26.16 | $22.90 | $17.59 | $28.22 | $26.27 | $23.01 | $21.28 | $19.68 |
| Value at end of period | $39.47 | $30.13 | $26.09 | $26.16 | $22.90 | $17.59 | $28.22 | $26.27 | $23.01 | $21.28 |
| Number of accumulation units outstanding at end of period | 117,563 | 110,058 | 117,177 | 127,705 | 105,707 | 124,722 | 149,018 | 171,208 | 205,912 | 312 |
| **ING INDEX PLUS LARGECAP PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $24.77 | $21.65 | $21.66 | $19.01 | $15.43 | $24.57 | $23.40 | $20.42 | $19.38 | $17.57 |
| Value at end of period | $32.83 | $24.77 | $21.65 | $21.66 | $19.01 | $15.43 | $24.57 | $23.40 | $20.42 | $19.38 |
| Number of accumulation units outstanding at end of period | 114,712 | 127,245 | 136,950 | 147,693 | 162,406 | 179,312 | 210,822 | 230,630 | 295,040 | 391 |
| **ING INDEX PLUS MIDCAP PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $29.21 | $24.88 | $25.17 | $20.64 | $15.66 | $25.10 | $23.79 | $21.74 | $19.56 | $16.83 |
| Value at end of period | $39.40 | $29.21 | $24.88 | $25.17 | $20.64 | $15.66 | $25.10 | $23.79 | $21.74 | $19.56 |
| Number of accumulation units outstanding at end of period | 143,394 | 143,657 | 156,461 | 161,609 | 179,304 | 189,045 | 191,937 | 190,582 | 198,919 | 204 |
| **ING INDEX PLUS SMALLCAP PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $19.97 | $17.77 | $17.90 | $14.57 | $11.67 | $17.57 | $18.74 | $16.47 | $15.30 | $12.57 |
| Value at end of period | $28.50 | $19.97 | $17.77 | $17.90 | $14.57 | $11.67 | $17.57 | $18.74 | $16.47 | $15.30 |
| Number of accumulation units outstanding at end of period | 97,085 | 95,462 | 102,530 | 109,654 | 119,289 | 137,475 | 144,104 | 152,178 | 171,957 | 197 |
| **ING INTERMEDIATE BOND PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $29.34 | $26.89 | $25.01 | $22.74 | $20.41 | $22.30 | $21.03 | $20.21 | $19.59 | $18.73 |
| Value at end of period | $29.38 | $29.34 | $26.89 | $25.01 | $22.74 | $20.41 | $22.30 | $21.03 | $20.21 | $19.59 |
| Number of accumulation units outstanding at end of period | 91,905 | 109,591 | 96,203 | 109,184 | 115,916 | 124,069 | 127,866 | 117,383 | 95,977 | 43 |
| **ING INTERNATIONAL INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during August 2009) | | | | | | | | | | |
| Value at beginning of period | $8.58 | $7.22 | $8.23 | $7.62 | $6.99 | | | | | |
| Value at end of period | $10.42 | $8.58 | $7.22 | $8.23 | $7.62 | | | | | |
| Number of accumulation units outstanding at end of period | 13,730 | 10,654 | 9,596 | 9,973 | 17,604 | | | | | |
| **ING INVESCO EQUITY AND INCOME PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2005) | | | | | | | | | | |
| Value at beginning of period | $15.37 | $13.67 | $13.81 | $12.30 | $10.03 | $13.08 | $12.63 | $11.21 | $10.37 | |
| Value at end of period | $19.20 | $15.37 | $13.67 | $13.81 | $12.30 | $10.03 | $13.08 | $12.63 | $11.21 | |
| Number of accumulation units outstanding at end of period | 75,317 | 82,455 | 94,820 | 105,837 | 120,283 | 108,399 | 111,480 | 113,898 | 121,103 | |
| **ING JPMORGAN MID CAP VALUE PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $23.43 | $19.53 | $19.18 | $15.60 | $12.41 | $18.54 | $18.11 | $15.55 | $14.33 | $12.50 |
| Value at end of period | $30.83 | $23.43 | $19.53 | $19.18 | $15.60 | $12.41 | $18.54 | $18.11 | $15.55 | $14.33 |
| Number of accumulation units outstanding at end of period | 37,583 | 35,128 | 34,709 | 34,432 | 36,952 | 42,804 | 41,986 | 42,588 | 36,957 | 17 |
| **ING LARGE CAP GROWTH PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during January 2011) | | | | | | | | | | |
| Value at beginning of period | $12.32 | $10.44 | $10.34 | | | | | | | |
| Value at end of period | $16.15 | $12.32 | $10.44 | | | | | | | |
| Number of accumulation units outstanding at end of period | 101,956 | 94,874 | 90,491 | | | | | | | |
| **ING LARGE CAP VALUE PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during September 2013) | | | | | | | | | | |
| Value at beginning of period | $12.30 | | | | | | | | | |
| Value at end of period | $13.55 | | | | | | | | | |
| Number of accumulation units outstanding at end of period | 0 | | | | | | | | | |
| **ING MIDCAP OPPORTUNITIES PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during March 2013) | | | | | | | | | | |
| Value at beginning of period | $22.59 | | | | | | | | | |
| Value at end of period | $27.24 | | | | | | | | | |
| Number of accumulation units outstanding at end of period | 21,070 | | | | | | | | | |
| **ING MONEY MARKET PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $17.05 | $17.05 | $17.04 | $17.00 | $16.94 | $16.51 | $15.70 | $14.97 | $14.53 | $14.42 |
| Value at end of period | $17.00 | $17.05 | $17.05 | $17.04 | $17.00 | $16.94 | $16.51 | $15.70 | $14.97 | $14.53 |
| Number of accumulation units outstanding at end of period | 15,017 | 3,306 | 4,543 | 7,083 | 44,541 | 44,401 | 35,571 | 33,655 | 14,250 | 29 |

CFI 350

| | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING OPPENHEIMER GLOBAL PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2005) | | | | | | | | | | |
| Value at beginning of period | $16.66 | $13.73 | $14.94 | $12.86 | $9.22 | $15.45 | $14.50 | $12.29 | $10.47 | |
| Value at end of period | $21.23 | $16.66 | $13.73 | $14.94 | $12.86 | $9.22 | $15.45 | $14.50 | $12.29 | |
| Number of accumulation units outstanding at end of period | 380,233 | 388,813 | 423,969 | 430,454 | 450,106 | 463,028 | 473,300 | 480,117 | 456,721 | |
| **ING SMALL COMPANY PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $38.48 | $33.68 | $34.54 | $27.77 | $21.76 | $31.58 | $29.82 | $25.53 | $23.15 | $20.30 |
| Value at end of period | $53.14 | $38.48 | $33.68 | $34.54 | $27.77 | $21.76 | $31.58 | $29.82 | $25.53 | $23.15 |
| Number of accumulation units outstanding at end of period | 40,292 | 40,529 | 44,839 | 45,205 | 47,168 | 44,611 | 37,373 | 32,643 | 33,477 | 36 |
| **ING SOLUTION 2015 PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2006) | | | | | | | | | | |
| Value at beginning of period | $13.74 | $12.33 | $12.42 | $11.15 | $9.13 | $12.48 | $11.93 | $11.16 | | |
| Value at end of period | $15.00 | $13.74 | $12.33 | $12.42 | $11.15 | $9.13 | $12.48 | $11.93 | | |
| Number of accumulation units outstanding at end of period | 5,941 | 6,826 | 7,747 | 9,215 | 5,115 | 4,609 | 12,111 | 14,942 | | |
| **ING SOLUTION 2025 PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2006) | | | | | | | | | | |
| Value at beginning of period | $13.48 | $11.88 | $12.27 | $10.78 | $8.56 | $12.96 | $12.38 | $11.57 | | |
| Value at end of period | $15.64 | $13.48 | $11.88 | $12.27 | $10.78 | $8.56 | $12.96 | $12.38 | | |
| Number of accumulation units outstanding at end of period | 26,053 | 24,226 | 25,508 | 17,462 | 520,087 | 8,834 | 7,503 | 3,032 | | |
| **ING SOLUTION 2035 PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2006) | | | | | | | | | | |
| Value at beginning of period | $13.60 | $11.85 | $12.42 | $10.84 | $8.44 | $13.41 | $12.74 | $11.72 | | |
| Value at end of period | $16.41 | $13.60 | $11.85 | $12.42 | $10.84 | $8.44 | $13.41 | $12.74 | | |
| Number of accumulation units outstanding at end of period | 61,083 | 49,513 | 41,760 | 36,561 | 31,626 | 27,871 | 14,584 | 7,884 | | |
| **ING SOLUTION 2045 PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2006) | | | | | | | | | | |
| Value at beginning of period | $13.59 | $11.80 | $12.44 | $10.81 | $8.32 | $13.84 | $13.08 | $12.21 | | |
| Value at end of period | $16.77 | $13.59 | $11.80 | $12.44 | $10.81 | $8.32 | $13.84 | $13.08 | | |
| Number of accumulation units outstanding at end of period | 11,389 | 11,115 | 10,310 | 8,723 | 242,654 | 6,450 | 13,254 | 7,199 | | |
| **ING SOLUTION INCOME PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during September 2007) | | | | | | | | | | |
| Value at beginning of period | $13.84 | $12.61 | $12.57 | $11.45 | $9.78 | $11.74 | $11.51 | | | |
| Value at end of period | $14.76 | $13.84 | $12.61 | $12.57 | $11.45 | $9.78 | $11.74 | | | |
| Number of accumulation units outstanding at end of period | 2,863 | 1,670 | 3,250 | 5,588 | 5,378 | 1,530 | 1,352 | | | |
| **ING STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $24.14 | $21.55 | $21.17 | $19.06 | $16.17 | $21.16 | $20.00 | $18.45 | $17.77 | $16.50 |
| Value at end of period | $27.13 | $24.14 | $21.55 | $21.17 | $19.06 | $16.17 | $21.16 | $20.00 | $18.45 | $17.77 |
| Number of accumulation units outstanding at end of period | 4,889 | 5,980 | 6,328 | 7,881 | 12,155 | 11,572 | 17,028 | 11,237 | 17,788 | 23 |
| **ING STRATEGIC ALLOCATION GROWTH PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $23.66 | $20.63 | $21.25 | $18.80 | $15.01 | $23.47 | $22.35 | $19.74 | $18.59 | $16.64 |
| Value at end of period | $29.04 | $23.66 | $20.63 | $21.25 | $18.80 | $15.01 | $23.47 | $22.35 | $19.74 | $18.59 |
| Number of accumulation units outstanding at end of period | 5,206 | 3,636 | 4,058 | 6,799 | 5,749 | 5,061 | 8,821 | 7,998 | 8,032 | 4 |
| **ING STRATEGIC ALLOCATION MODERATE PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $23.66 | $20.83 | $20.95 | $18.68 | $15.34 | $22.07 | $20.93 | $18.82 | $17.98 | $16.35 |
| Value at end of period | $27.50 | $23.66 | $20.83 | $20.95 | $18.68 | $15.34 | $22.07 | $20.93 | $18.82 | $17.98 |
| Number of accumulation units outstanding at end of period | 5,238 | 5,447 | 4,314 | 3,575 | 3,498 | 3,270 | 7,426 | 15,920 | 24,120 | 31 |
| **ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2005) | | | | | | | | | | |
| Value at beginning of period | $17.16 | $14.78 | $15.35 | $11.93 | $8.15 | $14.35 | $12.65 | $11.60 | $10.29 | |
| Value at end of period | $23.20 | $17.16 | $14.78 | $15.35 | $11.93 | $8.15 | $14.35 | $12.65 | $11.60 | |
| Number of accumulation units outstanding at end of period | 130,949 | 131,940 | 148,655 | 155,091 | 159,817 | 158,006 | 168,996 | 183,786 | 207,289 | |

# Condensed Financial Information (continued)

| | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $32.05 | $26.95 | $27.24 | $23.31 | $16.30 | $28.22 | $25.68 | $22.66 | $21.35 | $19.45 |
| Value at end of period | $44.49 | $32.05 | $26.95 | $27.24 | $23.31 | $16.30 | $28.22 | $25.68 | $22.66 | $21.35 |
| Number of accumulation units outstanding at end of period | 27,560 | 24,906 | 22,287 | 24,223 | 21,445 | 22,316 | 19,728 | 24,117 | 22,156 | 27 |
| **ING TEMPLETON FOREIGN EQUITY PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2008) | | | | | | | | | | |
| Value at beginning of period | $9.55 | $8.03 | $9.13 | $8.32 | $6.30 | $10.21 | | | | |
| Value at end of period | $11.38 | $9.55 | $8.03 | $9.13 | $8.32 | $6.30 | | | | |
| Number of accumulation units outstanding at end of period | 47,590 | 43,263 | 38,642 | 41,509 | 40,449 | 43,787 | | | | |
| **INVESCO V.I. AMERICAN FRANCHISE FUND** | | | | | | | | | | |
| (Funds were first received in this option during April 2012) | | | | | | | | | | |
| Value at beginning of period | $36.28 | $37.21 | | | | | | | | |
| Value at end of period | $50.80 | $36.28 | | | | | | | | |
| Number of accumulation units outstanding at end of period | 804 | 583 | | | | | | | | |
| **INVESCO V.I. CORE EQUITY FUND** | | | | | | | | | | |
| Value at beginning of period | $12.73 | $11.21 | $11.22 | $10.23 | $7.98 | $11.42 | $10.57 | $9.05 | $8.60 | $7.91 |
| Value at end of period | $16.50 | $12.73 | $11.21 | $11.22 | $10.23 | $7.98 | $11.42 | $10.57 | $9.05 | $8.60 |
| Number of accumulation units outstanding at end of period | 14,634 | 10,491 | 11,787 | 14,066 | 16,017 | 15,072 | 13,869 | 13,665 | 12,057 | 18 |

## TABLE 40
### FOR DEFERRED COMPENSATION CONTRACTS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 0.05% EFFECTIVE SEPTEMBER 10, 2007
(Selected data for accumulation units outstanding throughout each period)

| | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 | 2007 |
|---|---|---|---|---|---|---|---|
| **AMANA GROWTH FUND** | | | | | | | |
| (Funds were first received in this option during September 2008) | | | | | | | |
| Value at beginning of period | $15.64 | $14.07 | $14.33 | $9.74 | $7.36 | $8.75 | |
| Value at end of period | $15.10 | $15.64 | $14.07 | $14.33 | $9.74 | $7.36 | |
| Number of accumulation units outstanding at end of period | 58,402 | 48,418 | 54,724 | 50,614 | 42,535 | 4,929 | |
| **AMANA INCOME FUND** | | | | | | | |
| (Funds were first received in this option during September 2008) | | | | | | | |
| Value at beginning of period | $12.56 | $13.85 | $13.58 | $10.03 | $8.12 | $9.09 | |
| Value at end of period | $19.70 | $12.56 | $13.85 | $13.58 | $10.03 | $8.12 | |
| Number of accumulation units outstanding at end of period | 76,172 | 73,593 | 64,747 | 47,509 | 33,772 | 5,713 | |
| **EUROPACIFIC GROWTH FUND®** | | | | | | | |
| (Funds were first received in this option during September 2007) | | | | | | | |
| Value at beginning of period | $18.78 | $15.79 | $18.28 | $16.71 | $12.00 | $20.21 | $18.43 |
| Value at end of period | $22.56 | $18.78 | $15.79 | $18.28 | $16.71 | $12.00 | $20.21 |
| Number of accumulation units outstanding at end of period | 284,680 | 251,428 | 305,238 | 294,461 | 276,848 | 252,789 | 147,996 |
| **FIDELITY® VIP CONTRAFUND® PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during September 2007) | | | | | | | |
| Value at beginning of period | $41.48 | $35.63 | $36.56 | $31.15 | $22.98 | $39.98 | $37.18 |
| Value at end of period | $54.46 | $41.48 | $35.63 | $36.56 | $31.15 | $22.98 | $39.98 |
| Number of accumulation units outstanding at end of period | 248,741 | 250,822 | 251,909 | 241,112 | 228,041 | 200,288 | 129,222 |
| **FRANKLIN SMALL CAP VALUE SECURITIES FUND** | | | | | | | |
| (Funds were first received in this option during September 2007) | | | | | | | |
| Value at beginning of period | $23.72 | $20.04 | $20.82 | $16.24 | $12.56 | $18.77 | $19.16 |
| Value at end of period | $32.32 | $23.72 | $20.04 | $20.82 | $16.24 | $12.56 | $18.77 |
| Number of accumulation units outstanding at end of period | 64,827 | 53,156 | 49,761 | 45,573 | 36,212 | 28,051 | 4,303 |

# Condensed Financial Information (continued)

| | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 | 2007 |
|---|---|---|---|---|---|---|---|
| **ING INDEX PLUS MIDCAP PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during September 2007) | | | | | | | |
| Value at beginning of period | $29.21 | $24.88 | $25.17 | $20.64 | $15.66 | $25.10 | $24.84 |
| Value at end of period | $39.40 | $29.21 | $24.88 | $25.17 | $20.64 | $15.66 | $25.10 |
| Number of accumulation units outstanding at end of period | 53,283 | 57,466 | 60,367 | 62,447 | 61,999 | 55,759 | 24,067 |
| **ING INDEX PLUS SMALLCAP PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during September 2007) | | | | | | | |
| Value at beginning of period | $19.97 | $17.77 | $17.90 | $14.57 | $11.67 | $17.57 | $18.25 |
| Value at end of period | $28.50 | $19.97 | $17.77 | $17.90 | $14.57 | $11.67 | $17.57 |
| Number of accumulation units outstanding at end of period | 11,732 | 13,118 | 15,808 | 17,098 | 18,306 | 14,976 | 2,302 |
| **ING INTERMEDIATE BOND PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during September 2007) | | | | | | | |
| Value at beginning of period | $29.34 | $26.89 | $25.01 | $22.74 | $20.41 | $22.30 | $21.92 |
| Value at end of period | $29.38 | $29.34 | $26.89 | $25.01 | $22.74 | $20.41 | $22.30 |
| Number of accumulation units outstanding at end of period | 52,592 | 67,578 | 72,609 | 93,395 | 96,033 | 85,454 | 55,907 |
| **ING LARGE CAP GROWTH PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during January 2011) | | | | | | | |
| Value at beginning of period | $12.32 | $10.44 | $10.34 | | | | |
| Value at end of period | $16.15 | $12.32 | $10.44 | | | | |
| Number of accumulation units outstanding at end of period | 58,090 | 39,104 | 0 | | | | |
| **ING LARGE CAP VALUE PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during September 2013) | | | | | | | |
| Value at beginning of period | $12.30 | | | | | | |
| Value at end of period | $13.55 | | | | | | |
| Number of accumulation units outstanding at end of period | 70,120 | | | | | | |
| **ING MIDCAP OPPORTUNITIES PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during March 2013) | | | | | | | |
| Value at beginning of period | $22.59 | | | | | | |
| Value at end of period | $27.24 | | | | | | |
| Number of accumulation units outstanding at end of period | 0 | | | | | | |
| **ING MULTI-MANAGER LARGE CAP CORE PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during September 2007) | | | | | | | |
| Value at beginning of period | $11.47 | $10.38 | $10.85 | $9.34 | $7.51 | $11.47 | $11.36 |
| Value at end of period | $14.95 | $11.47 | $10.38 | $10.85 | $9.34 | $7.51 | $11.47 |
| Number of accumulation units outstanding at end of period | 195,142 | 201,756 | 197,653 | 180,244 | 199,539 | 186,936 | 147,496 |
| **ING OPPENHEIMER GLOBAL PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during September 2007) | | | | | | | |
| Value at beginning of period | $16.66 | $13.73 | $14.94 | $12.86 | $9.22 | $15.45 | $15.18 |
| Value at end of period | $21.23 | $16.66 | $13.73 | $14.94 | $12.86 | $9.22 | $15.45 |
| Number of accumulation units outstanding at end of period | 56,680 | 67,347 | 76,045 | 83,975 | 82,996 | 75,233 | 25,696 |
| **ING PIMCO HIGH YIELD PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during August 2010) | | | | | | | |
| Value at beginning of period | $18.65 | $16.36 | $15.66 | $14.88 | | | |
| Value at end of period | $19.70 | $18.65 | $16.36 | $15.66 | | | |
| Number of accumulation units outstanding at end of period | 37,215 | 30,278 | 12,093 | 3,267 | | | |
| **ING PIMCO TOTAL RETURN PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during August 2010) | | | | | | | |
| Value at beginning of period | $18.13 | $16.81 | $16.28 | $16.30 | | | |
| Value at end of period | $17.79 | $18.13 | $16.81 | $16.28 | | | |
| Number of accumulation units outstanding at end of period | 52,770 | 45,970 | 20,626 | 4,893 | | | |

# Condensed Financial Information (continued)

| | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 | 2007 |
|---|---|---|---|---|---|---|---|
| **ING RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during March 2012) | | | | | | | |
| Value at beginning of period | $18.37 | $18.09 | | | | | |
| Value at end of period | $24.78 | $18.37 | | | | | |
| Number of accumulation units outstanding at end of period | 16,475 | 11,802 | | | | | |
| **ING SOLUTION 2015 PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during September 2007) | | | | | | | |
| Value at beginning of period | $13.74 | $12.33 | $12.42 | $11.15 | $9.13 | $12.48 | $12.23 |
| Value at end of period | $15.00 | $13.74 | $12.33 | $12.42 | $11.15 | $9.13 | $12.48 |
| Number of accumulation units outstanding at end of period | 289,341 | 288,609 | 266,243 | 242,824 | 239,904 | 212,287 | 21,495 |
| **ING SOLUTION 2025 PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during September 2007) | | | | | | | |
| Value at beginning of period | $13.48 | $11.88 | $12.27 | $10.78 | $8.56 | $12.96 | $12.67 |
| Value at end of period | $15.64 | $13.48 | $11.88 | $12.27 | $10.78 | $8.56 | $12.96 |
| Number of accumulation units outstanding at end of period | 750,453 | 703,801 | 646,085 | 583,075 | 520,087 | 492,484 | 233,574 |
| **ING SOLUTION 2035 PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during September 2007) | | | | | | | |
| Value at beginning of period | $13.60 | $11.85 | $12.42 | $10.84 | $8.44 | $13.41 | $13.03 |
| Value at end of period | $16.41 | $13.60 | $11.85 | $12.42 | $10.84 | $8.44 | $13.41 |
| Number of accumulation units outstanding at end of period | 768,414 | 656,324 | 554,649 | 472,321 | 384,241 | 302,587 | 21,367 |
| **ING SOLUTION 2045 PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during September 2007) | | | | | | | |
| Value at beginning of period | $13.59 | $11.80 | $12.44 | $10.81 | $8.32 | $13.84 | $13.38 |
| Value at end of period | $16.77 | $13.59 | $11.80 | $12.44 | $10.81 | $8.32 | $13.84 |
| Number of accumulation units outstanding at end of period | 407,561 | 357,397 | 310,909 | 272,650 | 242,654 | 181,230 | 35,876 |
| **ING SOLUTION 2055 PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during October 2010) | | | | | | | |
| Value at beginning of period | $12.73 | $11.02 | $11.62 | $10.93 | | | |
| Value at end of period | $15.70 | $12.73 | $11.02 | $11.62 | | | |
| Number of accumulation units outstanding at end of period | 19,682 | 9,913 | 4,189 | 37 | | | |
| **ING SOLUTION INCOME PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during September 2007) | | | | | | | |
| Value at beginning of period | $13.84 | $12.61 | $12.57 | $11.45 | $9.78 | $11.74 | $11.51 |
| Value at end of period | $14.76 | $13.84 | $12.61 | $12.57 | $11.45 | $9.78 | $11.74 |
| Number of accumulation units outstanding at end of period | 101,225 | 92,116 | 86,348 | 82,314 | 54,898 | 45,639 | 3,514 |
| **ING T. ROWE PRICE EQUITY INCOME PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during September 2007) | | | | | | | |
| Value at beginning of period | $20.34 | $17.40 | $17.56 | $15.27 | $12.22 | $19.00 | $18.80 |
| Value at end of period | $26.38 | $20.34 | $17.40 | $17.56 | $15.27 | $12.22 | $19.00 |
| Number of accumulation units outstanding at end of period | 234,739 | 235,085 | 221,780 | 208,915 | 193,168 | 149,177 | 88,042 |
| **ING U.S. STOCK INDEX PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during September 2007) | | | | | | | |
| Value at beginning of period | $15.03 | $13.01 | $12.78 | $11.14 | $8.82 | $14.03 | $13.80 |
| Value at end of period | $19.89 | $15.03 | $13.01 | $12.78 | $11.14 | $8.82 | $14.03 |
| Number of accumulation units outstanding at end of period | 349,817 | 336,241 | 361,476 | 336,051 | 306,000 | 257,342 | 187,353 |
| **OPPENHEIMER DEVELOPING MARKETS FUND** | | | | | | | |
| (Funds were first received in this option during March 2012) | | | | | | | |
| Value at beginning of period | $83.25 | $78.45 | | | | | |
| Value at end of period | $90.16 | $83.25 | | | | | |
| Number of accumulation units outstanding at end of period | 5,226 | 3,881 | | | | | |

# Condensed Financial Information (continued)

| | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 | 2007 |
|---|---|---|---|---|---|---|---|
| **PIMCO VIT REAL RETURN PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during September 2007) | | | | | | | |
| Value at beginning of period | $17.84 | $16.40 | $14.69 | $13.57 | $11.48 | $12.35 | $11.76 |
| Value at end of period | $16.14 | $17.84 | $16.40 | $14.69 | $13.57 | $11.48 | $12.35 |
| Number of accumulation units outstanding at end of period | 286,683 | 283,285 | 265,699 | 240,368 | 214,563 | 196,769 | 54,688 |
| **PIONEER EMERGING MARKETS VCT PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during March 2009) | | | | | | | |
| Value at beginning of period | $9.31 | $8.32 | $10.86 | $9.36 | $5.06 | | |
| Value at end of period | $9.13 | $9.31 | $8.32 | $10.86 | $9.36 | | |
| Number of accumulation units outstanding at end of period | 37,611 | 46,618 | 66,518 | 56,631 | 29,101 | | |
| **TEMPLETON GLOBAL BOND FUND** | | | | | | | |
| (Funds were first received in this option during August 2010) | | | | | | | |
| Value at beginning of period | $34.53 | $29.81 | $30.54 | $29.13 | | | |
| Value at end of period | $35.18 | $34.53 | $29.81 | $30.54 | | | |
| Number of accumulation units outstanding at end of period | 20,638 | 15,242 | 13,108 | 2,359 | | | |
| **THE GROWTH FUND OF AMERICA®** | | | | | | | |
| (Funds were first received in this option during March 2009) | | | | | | | |
| Value at beginning of period | $16.15 | $13.39 | $14.08 | $12.54 | $8.43 | | |
| Value at end of period | $21.54 | $16.15 | $13.39 | $14.08 | $12.54 | | |
| Number of accumulation units outstanding at end of period | 18,035 | 18,485 | 19,246 | 11,573 | 6,938 | | |
| **WANGER INTERNATIONAL** | | | | | | | |
| (Funds were first received in this option during April 2009) | | | | | | | |
| Value at beginning of period | $11.16 | $9.18 | $10.75 | $8.61 | $5.63 | | |
| Value at end of period | $13.62 | $11.16 | $9.18 | $10.75 | $8.61 | | |
| Number of accumulation units outstanding at end of period | 55,781 | 41,973 | 39,398 | 25,680 | 4,592 | | |
| **WANGER SELECT** | | | | | | | |
| (Funds were first received in this option during September 2007) | | | | | | | |
| Value at beginning of period | $17.31 | $14.65 | $17.80 | $14.06 | $8.46 | $16.61 | $16.34 |
| Value at end of period | $23.36 | $17.31 | $14.65 | $17.80 | $14.06 | $8.46 | $16.61 |
| Number of accumulation units outstanding at end of period | 165,632 | 198,822 | 206,603 | 206,820 | 191,467 | 166,678 | 121,257 |
| **WANGER USA** | | | | | | | |
| (Funds were first received in this option during September 2007) | | | | | | | |
| Value at beginning of period | $18.06 | $15.05 | $15.59 | $12.64 | $8.88 | $14.73 | $14.54 |
| Value at end of period | $24.08 | $18.06 | $15.05 | $15.59 | $12.64 | $8.88 | $14.73 |
| Number of accumulation units outstanding at end of period | 82,817 | 70,064 | 66,450 | 51,594 | 43,271 | 35,741 | 5,089 |

**TABLE 41**

FOR DEFERRED COMPENSATION CONTRACTS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 0.25%
(Selected data for accumulation units outstanding throughout each period)

| | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 | 2007 |
|---|---|---|---|---|---|---|---|
| **ALGER GREEN FUND** | | | | | | | |
| (Funds were first received in this option during December 2009) | | | | | | | |
| Value at beginning of period | $15.44 | $13.47 | $14.25 | $13.04 | $13.15 | | |
| Value at end of period | $20.75 | $15.44 | $13.47 | $14.25 | $13.04 | | |
| Number of accumulation units outstanding at end of period | 5,458 | 133 | 0 | 0 | 41 | | |

# Condensed Financial Information (continued)

| | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 | 2007 |
|---|---|---|---|---|---|---|---|
| **AMANA GROWTH FUND** | | | | | | | |
| (Funds were first received in this option during September 2009) | | | | | | | |
| Value at beginning of period | $15.50 | $13.97 | $14.27 | $12.35 | $11.08 | | |
| Value at end of period | $18.99 | $15.50 | $13.97 | $14.27 | $12.35 | | |
| Number of accumulation units outstanding at end of period | 9,527 | 12,139 | 12,153 | 8,271 | 2,140 | | |
| **AMANA INCOME FUND** | | | | | | | |
| (Funds were first received in this option during October 2009) | | | | | | | |
| Value at beginning of period | $15.05 | $13.76 | $13.53 | $12.09 | $11.74 | | |
| Value at end of period | $19.47 | $15.05 | $13.76 | $13.53 | $12.09 | | |
| Number of accumulation units outstanding at end of period | 28,752 | 5,975 | 4,238 | 5,517 | 2,851 | | |
| **AMERICAN CENTURY® INFLATION-ADJUSTED BOND FUND** | | | | | | | |
| (Funds were first received in this option during September 2009) | | | | | | | |
| Value at beginning of period | $13.59 | $12.77 | $11.33 | $10.76 | $10.42 | | |
| Value at end of period | $12.32 | $13.59 | $12.77 | $11.33 | $10.76 | | |
| Number of accumulation units outstanding at end of period | 21,310 | 57,080 | 54,758 | 31,406 | 17,419 | | |
| **ARIEL FUND** | | | | | | | |
| (Funds were first received in this option during November 2010) | | | | | | | |
| Value at beginning of period | $12.33 | $10.27 | $11.62 | $10.60 | | | |
| Value at end of period | $17.79 | $12.33 | $10.27 | $11.62 | | | |
| Number of accumulation units outstanding at end of period | 10,338 | 205 | 299 | 752 | | | |
| **ARTISAN INTERNATIONAL FUND** | | | | | | | |
| (Funds were first received in this option during January 2009) | | | | | | | |
| Value at beginning of period | $9.54 | $7.63 | $8.24 | $7.80 | $4.85 | | |
| Value at end of period | $11.91 | $9.54 | $7.63 | $8.24 | $7.80 | | |
| Number of accumulation units outstanding at end of period | 6,359 | 4,188 | 2,654 | 1,508 | 1,229 | | |
| **ASTON/FAIRPOINTE MID CAP FUND** | | | | | | | |
| (Funds were first received in this option during July 2010) | | | | | | | |
| Value at beginning of period | $12.77 | $10.99 | $11.79 | $9.65 | | | |
| Value at end of period | $18.40 | $12.77 | $10.99 | $11.79 | | | |
| Number of accumulation units outstanding at end of period | 11,406 | 1,246 | 954 | 1,036 | | | |
| **BLACKROCK MID CAP VALUE OPPORTUNITIES FUND** | | | | | | | |
| (Funds were first received in this option during January 2010) | | | | | | | |
| Value at beginning of period | $17.80 | $15.76 | $15.90 | $13.07 | | | |
| Value at end of period | $23.66 | $17.80 | $15.76 | $15.90 | | | |
| Number of accumulation units outstanding at end of period | 4,487 | 1,579 | 2,651 | 4,078 | | | |
| **CALVERT VP SRI BALANCED PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during October 2007) | | | | | | | |
| Value at beginning of period | $13.28 | $12.04 | $11.55 | $10.33 | $8.26 | $12.06 | $12.28 |
| Value at end of period | $15.63 | $13.28 | $12.04 | $11.55 | $10.33 | $8.26 | $12.06 |
| Number of accumulation units outstanding at end of period | 9,564 | 9,594 | 10,721 | 10,784 | 9,480 | 5,776 | 3,114 |
| **COHEN & STEERS REALTY SHARES, INC.** | | | | | | | |
| (Funds were first received in this option during May 2011) | | | | | | | |
| Value at beginning of period | $10.99 | $9.52 | $10.09 | | | | |
| Value at end of period | $11.30 | $10.99 | $9.52 | | | | |
| Number of accumulation units outstanding at end of period | 3,201 | 1,934 | 509 | | | | |
| **COLUMBIA DIVERSIFIED EQUITY INCOME FUND** | | | | | | | |
| (Funds were first received in this option during November 2008) | | | | | | | |
| Value at beginning of period | $9.94 | $8.66 | $9.15 | $7.89 | $6.21 | $5.85 | |
| Value at end of period | $12.97 | $9.94 | $8.66 | $9.15 | $7.89 | $6.21 | |
| Number of accumulation units outstanding at end of period | 2,520 | 9,078 | 8,755 | 317 | 22 | 3 | |

**Condensed Financial Information (continued)**

| | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 | 2007 |
|---|---|---|---|---|---|---|---|
| **COLUMBIA MID CAP VALUE FUND (CLASS A)** | | | | | | | |
| (Funds were first received in this option during 2009) | | | | | | | |
| Value at beginning of period | $10.98 | $9.45 | $9.90 | $8.07 | $6.12 | | |
| Value at end of period | $14.81 | $10.98 | $9.45 | $9.90 | $8.07 | | |
| Number of accumulation units outstanding at end of period | 435 | 90 | 88 | 1,170 | 429 | | |
| **DELAWARE SMALL CAP VALUE FUND** | | | | | | | |
| (Funds were first received in this option during November 2013) | | | | | | | |
| Value at beginning of period | $11.82 | | | | | | |
| Value at end of period | $12.11 | | | | | | |
| Number of accumulation units outstanding at end of period | 282 | | | | | | |
| **EUROPACIFIC GROWTH FUND®** | | | | | | | |
| (Funds were first received in this option during October 2007) | | | | | | | |
| Value at beginning of period | $16.29 | $13.70 | $15.90 | $14.57 | $10.50 | $17.70 | $18.14 |
| Value at end of period | $19.53 | $16.29 | $13.70 | $15.90 | $14.57 | $10.50 | $17.70 |
| Number of accumulation units outstanding at end of period | 27,017 | 35,785 | 39,410 | 38,646 | 36,526 | 15,539 | 44 |
| **FIDELITY® VIP CONTRAFUND® PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during October 2007) | | | | | | | |
| Value at beginning of period | $15.98 | $13.76 | $14.15 | $12.10 | $8.94 | $15.59 | $16.07 |
| Value at end of period | $20.92 | $15.98 | $13.76 | $14.15 | $12.10 | $8.94 | $15.59 |
| Number of accumulation units outstanding at end of period | 409,611 | 430,174 | 442,686 | 460,799 | 485,170 | 189,809 | 78,840 |
| **FIDELITY® VIP EQUITY-INCOME PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during October 2007) | | | | | | | |
| Value at beginning of period | $13.56 | $11.59 | $11.51 | $10.02 | $7.71 | $13.49 | $14.32 |
| Value at end of period | $17.34 | $13.56 | $11.59 | $11.51 | $10.02 | $7.71 | $13.49 |
| Number of accumulation units outstanding at end of period | 130,838 | 131,223 | 138,091 | 153,253 | 152,144 | 68,690 | 37,197 |
| **FIDELITY® VIP GROWTH PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during October 2007) | | | | | | | |
| Value at beginning of period | $14.60 | $12.76 | $12.77 | $10.31 | $8.05 | $15.28 | $15.81 |
| Value at end of period | $19.85 | $14.60 | $12.76 | $12.77 | $10.31 | $8.05 | $1,528.00 |
| Number of accumulation units outstanding at end of period | 205,843 | 203,212 | 210,137 | 221,755 | 224,254 | 107,871 | 39,028 |
| **FIDELITY® VIP OVERSEAS PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during October 2007) | | | | | | | |
| Value at beginning of period | $13.61 | $11.30 | $13.68 | $12.12 | $9.61 | $17.14 | $17.74 |
| Value at end of period | $17.71 | $13.61 | $11.30 | $13.68 | $12.12 | $9.61 | $17.14 |
| Number of accumulation units outstanding at end of period | 26,548 | 25,435 | 25,926 | 26,623 | 29,959 | 14,302 | 6,985 |
| **FRANKLIN SMALL CAP VALUE SECURITIES FUND** | | | | | | | |
| (Funds were first received in this option during September 2008) | | | | | | | |
| Value at beginning of period | $16.01 | $13.56 | $14.12 | $11.04 | $8.57 | $12.52 | |
| Value at end of period | $21.76 | $16.01 | $13.56 | $14.12 | $11.04 | $8.57 | |
| Number of accumulation units outstanding at end of period | 22,108 | 21,958 | 21,549 | 26,591 | 22,761 | 5,937 | |
| **FUNDAMENTAL INVESTORS℠** | | | | | | | |
| (Funds were first received in this option during March 2009) | | | | | | | |
| Value at beginning of period | $10.61 | $9.08 | $9.28 | $8.16 | $5.43 | | |
| Value at end of period | $13.92 | $10.61 | $9.08 | $9.28 | $8.16 | | |
| Number of accumulation units outstanding at end of period | 4,988 | 4,160 | 3,405 | 3,008 | 1,056 | | |
| **ING AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during September 2008) | | | | | | | |
| Value at beginning of period | $17.14 | $14.77 | $15.29 | $12.56 | $9.28 | $12.34 | |
| Value at end of period | $22.46 | $17.14 | $14.77 | $15.29 | $12.56 | $9.28 | |
| Number of accumulation units outstanding at end of period | 13,105 | 11,624 | 10,703 | 12,389 | 10,314 | 4,347 | |

| | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 | 2007 |
|---|---|---|---|---|---|---|---|
| **ING BALANCED PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during October 2007) | | | | | | | |
| Value at beginning of period | $13.43 | $11.85 | $12.04 | $10.57 | $8.89 | $12.40 | $12.55 |
| Value at end of period | $15.63 | $13.43 | $11.85 | $12.04 | $10.57 | $8.89 | $12.40 |
| Number of accumulation units outstanding at end of period | 197,685 | 207,417 | 208,697 | 237,620 | 238,935 | 105,316 | 51,702 |
| **ING BARON GROWTH PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during September 2008) | | | | | | | |
| Value at beginning of period | $16.23 | $13.59 | $13.33 | $10.57 | $7.83 | $11.34 | |
| Value at end of period | $22.47 | $16.23 | $13.59 | $13.33 | $10.57 | $7.83 | |
| Number of accumulation units outstanding at end of period | 37,120 | 25,448 | 24,366 | 27,318 | 29,807 | 6,134 | |
| **ING BLACKROCK HEALTH SCIENCES OPPORTUNITIES PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during September 2008) | | | | | | | |
| Value at beginning of period | $15.66 | $13.22 | $12.65 | $11.86 | $9.90 | $12.76 | |
| Value at end of period | $22.54 | $15.66 | $13.22 | $12.65 | $11.86 | $9.90 | |
| Number of accumulation units outstanding at end of period | 26,987 | 15,624 | 14,598 | 14,516 | 12,043 | 1,264 | |
| **ING BLACKROCK LARGE CAP GROWTH PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during October 2007) | | | | | | | |
| Value at beginning of period | $10.65 | $9.30 | $9.44 | $8.33 | $6.40 | $10.50 | $10.92 |
| Value at end of period | $14.17 | $10.65 | $9.30 | $9.44 | $8.33 | $6.40 | $10.50 |
| Number of accumulation units outstanding at end of period | 85,031 | 99,046 | 98,588 | 97,897 | 115,692 | 51,400 | 31,544 |
| **ING CLARION GLOBAL REAL ESTATE PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during September 2008) | | | | | | | |
| Value at beginning of period | $12.39 | $9.85 | $10.41 | $8.97 | $6.72 | $9.75 | |
| Value at end of period | $12.84 | $12.39 | $9.85 | $10.41 | $8.97 | $6.72 | |
| Number of accumulation units outstanding at end of period | 12,748 | 9,785 | 10,584 | 11,670 | 11,929 | 3,089 | |
| **ING CLARION REAL ESTATE PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during July 2008) | | | | | | | |
| Value at beginning of period | $13.59 | $11.79 | $10.80 | $8.46 | $6.24 | $9.44 | |
| Value at end of period | $13.84 | $13.59 | $11.79 | $10.80 | $8.46 | $6.24 | |
| Number of accumulation units outstanding at end of period | 22,312 | 26,667 | 26,232 | 26,115 | 24,498 | 5,650 | |
| **ING COLUMBIA CONTRARIAN CORE PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during September 2008) | | | | | | | |
| Value at beginning of period | $12.42 | $11.09 | $11.67 | $10.44 | $7.95 | $11.02 | |
| Value at end of period | $16.70 | $12.42 | $11.09 | $11.67 | $10.44 | $7.95 | |
| Number of accumulation units outstanding at end of period | 9,257 | 8,646 | 9,077 | 9,386 | 7,809 | 3,632 | |
| **ING COLUMBIA SMALL CAP VALUE II PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during September 2008) | | | | | | | |
| Value at beginning of period | $11.78 | $10.34 | $10.66 | $8.53 | $6.85 | $9.66 | |
| Value at end of period | $16.45 | $11.78 | $10.34 | $10.66 | $8.53 | $6.85 | |
| Number of accumulation units outstanding at end of period | 6,509 | 4,591 | 4,691 | 1,236 | 1,498 | 1,200 | |
| **ING FMR^SM DIVERSIFIED MID CAP PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during September 2008) | | | | | | | |
| Value at beginning of period | $16.67 | $14.58 | $16.42 | $12.82 | $9.24 | $12.78 | |
| Value at end of period | $22.62 | $16.67 | $14.58 | $16.42 | $12.82 | $9.24 | |
| Number of accumulation units outstanding at end of period | 3,632 | 5,582 | 5,715 | 4,107 | 4,685 | 981 | |
| **ING GLOBAL BOND PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during October 2007) | | | | | | | |
| Value at beginning of period | $15.72 | $14.61 | $14.12 | $12.22 | $10.07 | $11.95 | $11.86 |
| Value at end of period | $15.06 | $15.72 | $14.61 | $14.12 | $12.22 | $10.07 | $11.95 |
| Number of accumulation units outstanding at end of period | 72,134 | 92,964 | 93,882 | 97,970 | 103,329 | 49,704 | 14,774 |

| | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 | 2007 |
|---|---|---|---|---|---|---|---|
| **ING GLOBAL RESOURCES PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during October 2007) | | | | | | | |
| Value at beginning of period | $11.74 | $12.11 | $13.37 | $11.02 | $8.03 | $13.65 | $13.68 |
| Value at end of period | $13.30 | $11.74 | $12.11 | $13.37 | $11.02 | $8.03 | $13.65 |
| Number of accumulation units outstanding at end of period | 76,648 | 88,994 | 104,430 | 128,848 | 137,728 | 37,945 | 12,329 |
| **ING GNMA INCOME FUND** | | | | | | | |
| (Funds were first received in this option during July 2010) | | | | | | | |
| Value at beginning of period | $11.31 | $11.02 | $10.28 | $10.20 | | | |
| Value at end of period | $11.07 | $11.31 | $11.02 | $10.28 | | | |
| Number of accumulation units outstanding at end of period | 4,028 | 715 | 1,254 | 714 | | | |
| **ING GROWTH AND INCOME PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during October 2007) | | | | | | | |
| Value at beginning of period | $14.45 | $12.51 | $12.58 | $11.05 | $8.50 | $13.67 | $14.10 |
| Value at end of period | $18.83 | $14.45 | $12.51 | $12.58 | $11.05 | $8.50 | $13.67 |
| Number of accumulation units outstanding at end of period | 964,204 | 931,688 | 1,006,097 | 1,115,684 | 1,110,046 | 384,838 | 147,509 |
| **ING INDEX PLUS LARGECAP PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during October 2007) | | | | | | | |
| Value at beginning of period | $13.18 | $11.55 | $11.58 | $10.19 | $8.29 | $13.24 | $13.60 |
| Value at end of period | $17.48 | $13.18 | $11.55 | $11.58 | $10.19 | $8.29 | $13.24 |
| Number of accumulation units outstanding at end of period | 300,045 | 305,724 | 321,626 | 321,791 | 338,211 | 137,124 | 67,012 |
| **ING INDEX PLUS MIDCAP PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during October 2007) | | | | | | | |
| Value at beginning of period | $15.41 | $13.13 | $13.31 | $10.95 | $8.33 | $13.38 | $14.01 |
| Value at end of period | $20.69 | $15.41 | $13.13 | $13.31 | $10.95 | $8.33 | $13.38 |
| Number of accumulation units outstanding at end of period | 185,931 | 194,126 | 200,751 | 209,030 | 214,189 | 136,200 | 79,643 |
| **ING INDEX PLUS SMALLCAP PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during October 2007) | | | | | | | |
| Value at beginning of period | $13.71 | $12.23 | $12.36 | $10.08 | $8.10 | $12.22 | $13.33 |
| Value at end of period | $19.52 | $13.71 | $12.23 | $12.36 | $10.08 | $8.10 | $12.22 |
| Number of accumulation units outstanding at end of period | 103,195 | 105,090 | 107,580 | 117,577 | 110,237 | 64,720 | 30,109 |
| **ING INDEX SOLUTION 2055 PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during October 2010) | | | | | | | |
| Value at beginning of period | $12.78 | $11.05 | $11.56 | $10.86 | | | |
| Value at end of period | $15.82 | $12.78 | $11.05 | $11.56 | | | |
| Number of accumulation units outstanding at end of period | 1,029 | 681 | 370 | 47 | | | |
| **ING INTERMEDIATE BOND PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during October 2007) | | | | | | | |
| Value at beginning of period | $14.68 | $13.45 | $12.54 | $11.44 | $10.28 | $11.26 | $11.14 |
| Value at end of period | $14.62 | $14.68 | $13.45 | $12.54 | $11.44 | $10.28 | $11.26 |
| Number of accumulation units outstanding at end of period | 250,947 | 283,826 | 301,997 | 322,698 | 312,052 | 95,615 | 28,260 |
| **ING INTERNATIONAL INDEX PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during August 2009) | | | | | | | |
| Value at beginning of period | $8.48 | $7.16 | $8.17 | $7.60 | $6.96 | | |
| Value at end of period | $10.27 | $8.48 | $7.16 | $8.17 | $7.60 | | |
| Number of accumulation units outstanding at end of period | 33,390 | 37,848 | 32,073 | 35,875 | 37,428 | | |
| **ING INTERNATIONAL VALUE PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during September 2008) | | | | | | | |
| Value at beginning of period | $12.53 | $10.54 | $12.42 | $12.15 | $9.58 | $13.02 | |
| Value at end of period | $15.15 | $12.53 | $10.54 | $12.42 | $12.15 | $9.58 | |
| Number of accumulation units outstanding at end of period | 19,519 | 18,476 | 16,600 | 19,039 | 19,093 | 15,602 | |

| | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 | 2007 |
|---|---|---|---|---|---|---|---|
| **ING INVESCO COMSTOCK PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during September 2008) | | | | | | | |
| Value at beginning of period | $13.03 | $11.01 | $11.27 | $9.81 | $7.65 | $10.55 | |
| Value at end of period | $17.54 | $13.03 | $11.01 | $11.27 | $9.81 | $7.65 | |
| Number of accumulation units outstanding at end of period | 7,723 | 8,264 | 12,455 | 14,357 | 18,890 | 6,775 | |
| **ING INVESCO EQUITY AND INCOME PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during October 2007) | | | | | | | |
| Value at beginning of period | $14.79 | $13.14 | $13.32 | $11.89 | $9.72 | $12.71 | $13.10 |
| Value at end of period | $18.43 | $14.79 | $13.14 | $13.32 | $11.89 | $9.72 | $12.71 |
| Number of accumulation units outstanding at end of period | 128,645 | 135,766 | 141,005 | 147,710 | 158,122 | 94,484 | 60,198 |
| **ING INVESCO GROWTH AND INCOME PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during September 2008) | | | | | | | |
| Value at beginning of period | $13.80 | $12.08 | $12.38 | $11.03 | $8.92 | $11.38 | |
| Value at end of period | $18.44 | $13.80 | $12.08 | $12.38 | $11.03 | $8.92 | |
| Number of accumulation units outstanding at end of period | 5,832 | 4,606 | 4,753 | 4,196 | 4,852 | 2,678 | |
| **ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during October 2007) | | | | | | | |
| Value at beginning of period | $24.48 | $20.60 | $25.27 | $21.06 | $12.31 | $25.32 | $25.97 |
| Value at end of period | $23.01 | $24.48 | $20.60 | $25.27 | $21.06 | $12.31 | $25.32 |
| Number of accumulation units outstanding at end of period | 13,059 | 14,563 | 13,648 | 27,761 | 36,056 | 10,146 | 82 |
| **ING JPMORGAN MID CAP VALUE PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during September 2008) | | | | | | | |
| Value at beginning of period | $16.24 | $13.56 | $13.35 | $10.89 | $8.69 | $11.74 | |
| Value at end of period | $21.30 | $16.24 | $13.56 | $13.35 | $10.89 | $8.69 | |
| Number of accumulation units outstanding at end of period | 16,319 | 10,936 | 9,342 | 9,171 | 13,717 | 6,211 | |
| **ING JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during September 2008) | | | | | | | |
| Value at beginning of period | $17.00 | $14.36 | $14.59 | $11.54 | $9.09 | $12.52 | |
| Value at end of period | $23.57 | $17.00 | $14.36 | $14.59 | $11.54 | $9.09 | |
| Number of accumulation units outstanding at end of period | 3,031 | 2,219 | 2,037 | 2,522 | 3,167 | 960 | |
| **ING LARGE CAP GROWTH PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during January 2011) | | | | | | | |
| Value at beginning of period | $12.27 | $10.41 | $10.33 | | | | |
| Value at end of period | $16.03 | $12.27 | $10.41 | | | | |
| Number of accumulation units outstanding at end of period | 125,202 | 133,881 | 129,356 | | | | |
| **ING LARGE CAP VALUE PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during September 2008) | | | | | | | |
| Value at beginning of period | $10.23 | $8.94 | $8.66 | $7.27 | $6.47 | $8.44 | |
| Value at end of period | $13.35 | $10.23 | $8.94 | $8.66 | $7.27 | $6.47 | |
| Number of accumulation units outstanding at end of period | 132,719 | 117,475 | 129,244 | 37,345 | 36,390 | 21,764 | |
| **ING MARSICO GROWTH PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during September 2008) | | | | | | | |
| Value at beginning of period | $11.32 | $10.05 | $10.22 | $8.53 | $6.61 | $8.88 | |
| Value at end of period | $15.34 | $11.32 | $10.05 | $10.22 | $8.53 | $6.61 | |
| Number of accumulation units outstanding at end of period | 5,739 | 5,585 | 5,691 | 7,304 | 8,908 | 3,947 | |
| **ING MFS TOTAL RETURN PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during September 2008) | | | | | | | |
| Value at beginning of period | $13.62 | $12.28 | $12.12 | $11.06 | $9.40 | $11.25 | |
| Value at end of period | $16.12 | $13.62 | $12.28 | $12.12 | $11.06 | $9.40 | |
| Number of accumulation units outstanding at end of period | 7,235 | 9,228 | 7,805 | 10,221 | 6,473 | 1,544 | |

**Condensed Financial Information (continued)**

| | 2007 | 2008 | 2009 | 2010 | 2011 | 2012 | 2013 |
|---|---|---|---|---|---|---|---|
| **ING MFS UTILITIES PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during October 2007) | | | | | | | |
| Value at beginning of period | $19.09 | $19.09 | $11.86 | $15.71 | $17.82 | $18.91 | $21.37 |
| Value at end of period | $19.09 | $11.86 | $15.71 | $17.82 | $18.91 | $21.37 | $25.62 |
| Number of accumulation units outstanding at end of period | 90 | 5,207 | 29,244 | 24,108 | 30,593 | 23,700 | 23,672 |
| **ING MIDCAP OPPORTUNITIES PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during September 2008) | | | | | | | |
| Value at beginning of period | | $13.82 | $9.82 | $13.85 | $18.01 | $17.87 | $20.36 |
| Value at end of period | | $9.82 | $13.85 | $18.01 | $17.87 | $20.36 | $26.80 |
| Number of accumulation units outstanding at end of period | | 1,266 | 13,736 | 12,598 | 11,450 | 10,183 | 41,008 |
| **ING MONEY MARKET PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during October 2007) | | | | | | | |
| Value at beginning of period | $11.18 | $11.27 | $11.54 | $11.55 | $11.55 | $11.53 | $11.50 |
| Value at end of period | $11.27 | $11.54 | $11.55 | $11.55 | $11.53 | $11.50 | $11.47 |
| Number of accumulation units outstanding at end of period | 2,292 | 26,299 | 98,958 | 85,110 | 99,364 | 46,665 | 46,329 |
| **ING MULTI-MANAGER LARGE CAP CORE PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during September 2008) | | | | | | | |
| Value at beginning of period | | $10.14 | $7.47 | $9.27 | $10.74 | $10.25 | $11.30 |
| Value at end of period | | $7.47 | $9.27 | $10.74 | $10.25 | $11.30 | $14.73 |
| Number of accumulation units outstanding at end of period | | 3,298 | 3,862 | 3,876 | 4,566 | 6,270 | 3,255 |
| **ING OPPENHEIMER GLOBAL PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during October 2007) | | | | | | | |
| Value at beginning of period | $15.84 | $15.05 | $8.96 | $12.48 | $14.45 | $13.24 | $16.07 |
| Value at end of period | $15.05 | $8.96 | $12.48 | $14.45 | $13.24 | $16.07 | $20.38 |
| Number of accumulation units outstanding at end of period | 86,346 | 212,877 | 427,439 | 409,311 | 379,821 | 357,010 | 337,670 |
| **ING PIMCO HIGH YIELD PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during September 2008) | | | | | | | |
| Value at beginning of period | | $11.37 | $9.12 | $13.59 | $15.48 | $16.13 | $18.34 |
| Value at end of period | | $9.12 | $13.59 | $15.48 | $16.13 | $18.34 | $19.33 |
| Number of accumulation units outstanding at end of period | | 2,547 | 20,963 | 16,458 | 12,773 | 15,299 | 14,868 |
| **ING PIMCO TOTAL RETURN PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during September 2008) | | | | | | | |
| Value at beginning of period | | $11.71 | $11.44 | $12.85 | $13.79 | $14.21 | $15.29 |
| Value at end of period | | $11.44 | $12.85 | $13.79 | $14.21 | $15.29 | $14.96 |
| Number of accumulation units outstanding at end of period | | 25,669 | 62,977 | 67,142 | 61,814 | 62,301 | 41,839 |
| **ING PIONEER HIGH YIELD PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during September 2008) | | | | | | | |
| Value at beginning of period | | $10.81 | $7.95 | $13.25 | $15.73 | $15.58 | $18.06 |
| Value at end of period | | $7.95 | $13.25 | $15.73 | $15.58 | $18.06 | $20.24 |
| Number of accumulation units outstanding at end of period | | 964 | 10,133 | 15,935 | 9,878 | 12,040 | 16,081 |
| **ING RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during July 2009) | | | | | | | |
| Value at beginning of period | | | $10.72 | $12.62 | $14.20 | $14.76 | $16.85 |
| Value at end of period | | | $12.62 | $14.20 | $14.76 | $16.85 | $22.19 |
| Number of accumulation units outstanding at end of period | | | 4,410 | 3,889 | 4,994 | 7,209 | 6,929 |
| **ING RUSSELL™ LARGE CAP INDEX PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during October 2008) | | | | | | | |
| Value at beginning of period | | $6.61 | $6.67 | $8.23 | $9.21 | $9.42 | $10.86 |
| Value at end of period | | $6.67 | $8.23 | $9.21 | $9.42 | $10.86 | $14.31 |
| Number of accumulation units outstanding at end of period | | 1,991 | 3,295 | 3,289 | 5,850 | 5,553 | 7,426 |

CFI 361

# Condensed Financial Information (continued)

| | 2007 | 2008 | 2009 | 2010 | 2011 | 2012 | 2013 |
|---|---|---|---|---|---|---|---|
| **ING RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during July 2009) | | | | | | | |
| Value at beginning of period | | | $10.07 | $11.91 | $13.20 | $13.24 | $15.31 |
| Value at end of period | | | $11.91 | $13.20 | $13.24 | $15.31 | $20.08 |
| Number of accumulation units outstanding at end of period | | | 3,961 | 2,668 | 2,796 | 3,014 | 4,687 |
| **ING RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during August 2009) | | | | | | | |
| Value at beginning of period | | | $11.43 | $12.90 | $16.20 | $15.80 | $18.20 |
| Value at end of period | | | $12.90 | $16.20 | $15.80 | $18.20 | $24.50 |
| Number of accumulation units outstanding at end of period | | | 6,992 | 6,606 | 6,562 | 5,240 | 7,248 |
| **ING RUSSELL™ MID CAP INDEX PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during July 2009) | | | | | | | |
| Value at beginning of period | | | $6.37 | $8.32 | $10.39 | $10.17 | $11.88 |
| Value at end of period | | | $8.32 | $10.39 | $10.17 | $11.88 | $15.90 |
| Number of accumulation units outstanding at end of period | | | 1,018 | 1,214 | 2,599 | 2,289 | 4,600 |
| **ING RUSSELL™ SMALL CAP INDEX PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during October 2008) | | | | | | | |
| Value at beginning of period | | $7.40 | $6.99 | $8.83 | $11.14 | $10.67 | $12.35 |
| Value at end of period | | $6.99 | $8.83 | $11.14 | $10.67 | $12.35 | $17.10 |
| Number of accumulation units outstanding at end of period | | 687 | 922 | 3,313 | 4,854 | 2,604 | 3,472 |
| **ING SMALLCAP OPPORTUNITIES PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during September 2008) | | | | | | | |
| Value at beginning of period | | $13.75 | $9.68 | $12.66 | $16.71 | $16.81 | $19.31 |
| Value at end of period | | $9.68 | $12.66 | $16.71 | $16.81 | $19.31 | $26.79 |
| Number of accumulation units outstanding at end of period | | 316 | 1,703 | 3,362 | 2,328 | 2,070 | 4,318 |
| **ING SMALL COMPANY PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during October 2007) | | | | | | | |
| Value at beginning of period | $15.52 | $14.65 | $10.08 | $12.82 | $15.91 | $15.48 | $17.68 |
| Value at end of period | $14.65 | $10.08 | $12.82 | $15.91 | $15.48 | $17.68 | $24.29 |
| Number of accumulation units outstanding at end of period | 14,940 | 36,842 | 71,760 | 74,555 | 66,290 | 54,573 | 52,627 |
| **ING SOLUTION 2015 PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during October 2007) | | | | | | | |
| Value at beginning of period | $12.75 | $12.43 | $9.07 | $11.06 | $12.28 | $12.16 | $13.52 |
| Value at end of period | $12.43 | $9.07 | $11.06 | $12.28 | $12.16 | $13.52 | $14.71 |
| Number of accumulation units outstanding at end of period | 28,250 | 40,855 | 91,456 | 94,978 | 95,582 | 88,647 | 86,611 |
| **ING SOLUTION 2025 PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during October 2007) | | | | | | | |
| Value at beginning of period | $13.38 | $12.91 | $8.51 | $10.68 | $12.12 | $11.72 | $13.26 |
| Value at end of period | $12.91 | $8.51 | $10.68 | $12.12 | $11.72 | $13.26 | $15.39 |
| Number of accumulation units outstanding at end of period | 19,905 | 43,270 | 86,100 | 102,083 | 111,426 | 99,997 | 105,348 |
| **ING SOLUTION 2035 PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during October 2007) | | | | | | | |
| Value at beginning of period | $13.93 | $13.36 | $8.39 | $10.74 | $12.28 | $11.68 | $13.41 |
| Value at end of period | $13.36 | $8.39 | $10.74 | $12.28 | $11.68 | $13.41 | $16.10 |
| Number of accumulation units outstanding at end of period | 3,993 | 34,913 | 79,932 | 101,394 | 117,345 | 101,776 | 113,953 |
| **ING SOLUTION 2045 PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during October 2007) | | | | | | | |
| Value at beginning of period | $14.42 | $13.78 | $8.27 | $10.71 | $12.30 | $11.64 | $13.40 |
| Value at end of period | $13.78 | $8.27 | $10.71 | $12.30 | $11.64 | $13.40 | $16.51 |
| Number of accumulation units outstanding at end of period | 706 | 23,132 | 48,961 | 58,776 | 50,028 | 59,912 | 65,304 |

# Condensed Financial Information (continued)

| | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 | 2007 |
|---|---|---|---|---|---|---|---|
| **ING SOLUTION 2055 PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during July 2010) | | | | | | | |
| Value at beginning of period | $12.65 | $10.98 | $11.60 | $9.80 | | | |
| Value at end of period | $15.58 | $12.65 | $10.98 | $11.60 | | | |
| Number of accumulation units outstanding at end of period | 912 | 250 | 190 | 96 | | | |
| **ING SOLUTION BALANCED PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during September 2008) | | | | | | | |
| Value at beginning of period | $10.71 | $9.44 | $9.70 | $8.63 | $6.96 | $8.95 | |
| Value at end of period | $12.35 | $10.71 | $9.44 | $9.70 | $8.63 | $6.96 | |
| Number of accumulation units outstanding at end of period | 36,865 | 37,292 | 32,118 | 26,552 | 16,340 | 4,649 | |
| **ING SOLUTION INCOME PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during October 2007) | | | | | | | |
| Value at beginning of period | $13.61 | $12.43 | $12.42 | $11.36 | $9.72 | $11.69 | $11.81 |
| Value at end of period | $14.53 | $13.61 | $12.43 | $12.42 | $11.36 | $9.72 | $11.69 |
| Number of accumulation units outstanding at end of period | 53,722 | 57,424 | 67,209 | 59,049 | 54,633 | 34,011 | 3 |
| **ING SOLUTION MODERATELY CONSERVATIVE PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during September 2008) | | | | | | | |
| Value at beginning of period | $11.32 | $10.14 | $10.23 | $9.22 | $7.69 | $9.30 | |
| Value at end of period | $12.37 | $11.32 | $10.14 | $10.23 | $9.22 | $7.69 | |
| Number of accumulation units outstanding at end of period | 43,177 | 42,319 | 51,931 | 70,828 | 53,194 | 13,442 | |
| **ING STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during October 2007) | | | | | | | |
| Value at beginning of period | $13.64 | $12.18 | $11.99 | $10.83 | $9.21 | $12.08 | $12.14 |
| Value at end of period | $15.26 | $13.64 | $12.18 | $11.99 | $10.83 | $9.21 | $12.08 |
| Number of accumulation units outstanding at end of period | 34,237 | 35,812 | 66,540 | 60,382 | 60,498 | 34,769 | 702 |
| **ING STRATEGIC ALLOCATION GROWTH PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during October 2007) | | | | | | | |
| Value at beginning of period | $13.05 | $11.38 | $11.75 | $10.42 | $8.34 | $13.07 | $13.39 |
| Value at end of period | $15.93 | $13.05 | $11.38 | $11.75 | $10.42 | $8.34 | $13.07 |
| Number of accumulation units outstanding at end of period | 39,562 | 38,274 | 40,242 | 38,079 | 36,700 | 25,444 | 16,799 |
| **ING STRATEGIC ALLOCATION MODERATE PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during October 2007) | | | | | | | |
| Value at beginning of period | $13.34 | $11.77 | $11.87 | $10.62 | $8.74 | $12.60 | $12.80 |
| Value at end of period | $15.51 | $13.34 | $11.77 | $11.87 | $10.62 | $8.74 | $12.60 |
| Number of accumulation units outstanding at end of period | 46,759 | 38,452 | 33,945 | 33,757 | 34,864 | 19,599 | 2,421 |
| **ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during September 2008) | | | | | | | |
| Value at beginning of period | $16.84 | $14.74 | $14.36 | $12.63 | $9.50 | $12.52 | |
| Value at end of period | $20.52 | $16.84 | $14.74 | $14.36 | $12.63 | $9.50 | |
| Number of accumulation units outstanding at end of period | 105,274 | 82,228 | 73,058 | 73,492 | 63,842 | 29,032 | |
| **ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during October 2007) | | | | | | | |
| Value at beginning of period | $17.02 | $14.69 | $15.30 | $11.93 | $8.17 | $14.41 | $14.91 |
| Value at end of period | $22.95 | $17.02 | $14.69 | $15.30 | $11.93 | $8.17 | $14.41 |
| Number of accumulation units outstanding at end of period | 365,894 | 372,890 | 414,600 | 456,632 | 461,823 | 186,942 | 102,737 |
| **ING T. ROWE PRICE EQUITY INCOME PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during September 2008) | | | | | | | |
| Value at beginning of period | $13.88 | $11.87 | $12.00 | $10.47 | $8.40 | $11.31 | |
| Value at end of period | $17.96 | $13.88 | $11.87 | $12.00 | $10.47 | $8.40 | |
| Number of accumulation units outstanding at end of period | 18,955 | 20,861 | 20,822 | 18,882 | 15,873 | 4,008 | |

| | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 | 2007 |
|---|---|---|---|---|---|---|---|
| **ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during October 2007) | | | | | | | |
| Value at beginning of period | $15.88 | $13.39 | $13.56 | $11.64 | $8.16 | $14.15 | $14.68 |
| Value at end of period | $22.05 | $15.88 | $13.39 | $13.56 | $11.64 | $8.16 | $14.15 |
| Number of accumulation units outstanding at end of period | 108,668 | 112,429 | 115,103 | 117,656 | 127,488 | 81,169 | 22,841 |
| **ING T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during October 2007) | | | | | | | |
| Value at beginning of period | $15.17 | $12.81 | $14.65 | $12.90 | $9.40 | $18.67 | $19.49 |
| Value at end of period | $17.30 | $15.17 | $12.81 | $14.65 | $12.90 | $9.40 | $18.67 |
| Number of accumulation units outstanding at end of period | 6,883 | 6,194 | 6,635 | 6,341 | 7,100 | 1,461 | 3 |
| **ING TEMPLETON FOREIGN EQUITY PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during April 2008) | | | | | | | |
| Value at beginning of period | $9.44 | $7.96 | $9.06 | $8.35 | $6.33 | $10.21 | |
| Value at end of period | $11.32 | $9.44 | $7.96 | $9.06 | $8.35 | $6.33 | |
| Number of accumulation units outstanding at end of period | 42,023 | 42,206 | 36,821 | 36,539 | 40,427 | 16,456 | |
| **ING TEMPLETON GLOBAL GROWTH PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during September 2008) | | | | | | | |
| Value at beginning of period | $11.11 | $9.14 | $9.72 | $9.04 | $6.85 | $9.24 | |
| Value at end of period | $14.47 | $11.11 | $9.14 | $9.72 | $9.04 | $6.85 | |
| Number of accumulation units outstanding at end of period | 5,161 | 4,400 | 4,290 | 1,657 | 6,242 | 284 | |
| **ING U.S. BOND INDEX PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during October 2008) | | | | | | | |
| Value at beginning of period | $12.70 | $12.26 | $11.46 | $10.83 | $10.25 | $9.66 | |
| Value at end of period | $12.35 | $12.70 | $12.26 | $11.46 | $10.83 | $10.25 | |
| Number of accumulation units outstanding at end of period | 14,491 | 4,241 | 4,635 | 742 | 1,879 | 28 | |
| **INVESCO MID CAP CORE EQUITY FUND** | | | | | | | |
| (Funds were first received in this option during July 2009) | | | | | | | |
| Value at beginning of period | $14.27 | $12.96 | $13.85 | $12.34 | $10.83 | | |
| Value at end of period | $18.39 | $14.27 | $12.96 | $13.85 | $12.34 | | |
| Number of accumulation units outstanding at end of period | 1,988 | 2,197 | 2,080 | 1,784 | 1,313 | | |
| **INVESCO V.I. AMERICAN FRANCHISE FUND** | | | | | | | |
| (Funds were first received in this option during April 2012) | | | | | | | |
| Value at beginning of period | $36.21 | $37.20 | | | | | |
| Value at end of period | $50.61 | $36.21 | | | | | |
| Number of accumulation units outstanding at end of period | 10,611 | 9,393 | | | | | |
| **INVESCO V.I. CORE EQUITY FUND** | | | | | | | |
| (Funds were first received in this option during October 2007) | | | | | | | |
| Value at beginning of period | $15.10 | $13.29 | $13.33 | $12.20 | $9.53 | $13.68 | $14.03 |
| Value at end of period | $19.47 | $15.10 | $13.29 | $13.33 | $12.20 | $9.53 | $13.68 |
| Number of accumulation units outstanding at end of period | 51,559 | 53,465 | 50,638 | 47,829 | 48,752 | 16,970 | 5,163 |
| **LAZARD U.S. MID CAP EQUITY PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during May 2010) | | | | | | | |
| Value at beginning of period | $9.03 | $8.59 | $9.14 | $7.75 | | | |
| Value at end of period | $11.95 | $9.03 | $8.59 | $9.14 | | | |
| Number of accumulation units outstanding at end of period | 0 | 0 | 0 | 6,107 | | | |
| **LOOMIS SAYLES SMALL CAP VALUE FUND** | | | | | | | |
| (Funds were first received in this option during September 2008) | | | | | | | |
| Value at beginning of period | $13.02 | $11.25 | $11.48 | $9.23 | $7.20 | $9.90 | |
| Value at end of period | $17.61 | $13.02 | $11.25 | $11.48 | $9.23 | $7.20 | |
| Number of accumulation units outstanding at end of period | 8,816 | 8,866 | 8,561 | 5,471 | 3,897 | 39 | |

| | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 | 2007 |
|---|---|---|---|---|---|---|---|
| **LORD ABBETT SERIES FUND - MID CAP STOCK PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during September 2008) | | | | | | | |
| Value at beginning of period | $13.37 | $11.70 | $12.22 | $9.76 | $7.73 | $10.71 | |
| Value at end of period | $17.37 | $13.37 | $11.70 | $12.22 | $9.76 | $7.73 | |
| Number of accumulation units outstanding at end of period | 24,412 | 25,885 | 26,281 | 27,400 | 27,917 | 8,298 | |
| **NEUBERGER BERMAN SOCIALLY RESPONSIVE FUND®** | | | | | | | |
| (Funds were first received in this option during October 2007) | | | | | | | |
| Value at beginning of period | $11.95 | $10.81 | $11.18 | $9.15 | $7.03 | $11.54 | $11.64 |
| Value at end of period | $16.45 | $11.95 | $10.81 | $11.18 | $9.15 | $7.03 | $11.54 |
| Number of accumulation units outstanding at end of period | 11,730 | 5,786 | 5,546 | 4,558 | 1,473 | 42 | 88 |
| **NEW PERSPECTIVE FUND®** | | | | | | | |
| (Funds were first received in this option during October 2007) | | | | | | | |
| Value at beginning of period | $17.08 | $14.18 | $15.39 | $13.68 | $9.98 | $16.10 | $16.58 |
| Value at end of period | $21.60 | $17.08 | $14.18 | $15.39 | $13.68 | $9.98 | $16.10 |
| Number of accumulation units outstanding at end of period | 5,356 | 5,841 | 4,961 | 4,790 | 2,953 | 1,212 | 47 |
| **OPPENHEIMER DEVELOPING MARKETS FUND** | | | | | | | |
| (Funds were first received in this option during October 2007) | | | | | | | |
| Value at beginning of period | $27.25 | $22.61 | $27.67 | $21.85 | $12.05 | $23.25 | $24.21 |
| Value at end of period | $29.46 | $27.25 | $22.61 | $27.67 | $21.85 | $12.05 | $23.25 |
| Number of accumulation units outstanding at end of period | 44,093 | 50,184 | 53,386 | 63,742 | 77,076 | 24,999 | 438 |
| **OPPENHEIMER MAIN STREET SMALL CAP FUND®/VA** | | | | | | | |
| (Funds were first received in this option during September 2008) | | | | | | | |
| Value at beginning of period | $16.04 | $13.63 | $13.98 | $11.35 | $8.30 | $12.22 | |
| Value at end of period | $22.57 | $16.04 | $13.63 | $13.98 | $11.35 | $8.30 | |
| Number of accumulation units outstanding at end of period | 15,293 | 5,542 | 7,320 | 9,060 | 13,593 | 4,251 | |
| **PAX WORLD BALANCED FUND** | | | | | | | |
| (Funds were first received in this option during September 2008) | | | | | | | |
| Value at beginning of period | $13.30 | $11.98 | $12.24 | $10.96 | $9.06 | $11.39 | |
| Value at end of period | $15.44 | $13.30 | $11.98 | $12.24 | $10.96 | $9.06 | |
| Number of accumulation units outstanding at end of period | 5,378 | 5,747 | 5,827 | 5,391 | 4,943 | 3,388 | |
| **PIMCO VIT REAL RETURN PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during April 2008) | | | | | | | |
| Value at beginning of period | $15.99 | $14.74 | $13.23 | $12.27 | $10.39 | $11.76 | |
| Value at end of period | $14.48 | $15.99 | $14.74 | $13.23 | $12.27 | $10.39 | |
| Number of accumulation units outstanding at end of period | 27,085 | 44,205 | 37,833 | 26,901 | 21,682 | 18,382 | |
| **PIONEER EMERGING MARKETS VCT PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during October 2007) | | | | | | | |
| Value at beginning of period | $9.19 | $8.23 | $10.77 | $9.32 | $5.35 | $12.83 | $13.35 |
| Value at end of period | $8.99 | $9.19 | $8.23 | $10.77 | $9.32 | $5.35 | $12.83 |
| Number of accumulation units outstanding at end of period | 17,072 | 19,964 | 28,334 | 43,075 | 47,077 | 4,067 | 6 |
| **PIONEER HIGH YIELD VCT PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during September 2008) | | | | | | | |
| Value at beginning of period | $16.55 | $14.30 | $14.58 | $12.38 | $7.73 | $11.31 | |
| Value at end of period | $18.50 | $16.55 | $14.30 | $14.58 | $12.38 | $7.73 | |
| Number of accumulation units outstanding at end of period | 12,957 | 15,522 | 12,894 | 11,579 | 11,719 | 3,936 | |
| **SMALLCAP WORLD FUND®** | | | | | | | |
| (Funds were first received in this option during September 2009) | | | | | | | |
| Value at beginning of period | $10.90 | $8.95 | $10.48 | $8.40 | $7.83 | | |
| Value at end of period | $14.06 | $10.90 | $8.95 | $10.48 | $8.40 | | |
| Number of accumulation units outstanding at end of period | 7,121 | 9,538 | 5,977 | 8,167 | 2,064 | | |

# Condensed Financial Information (continued)

## TEMPLETON GLOBAL BOND FUND
(Funds were first received in this option during October 2007)

|  | 2007 | 2008 | 2009 | 2010 | 2011 | 2012 | 2013 |
|---|---|---|---|---|---|---|---|
| Value at beginning of period | $12.39 | $12.33 | $13.07 | $15.49 | $17.41 | $16.96 | $19.59 |
| Value at end of period | $12.33 | $13.07 | $15.49 | $17.41 | $16.96 | $19.59 | $19.97 |
| Number of accumulation units outstanding at end of period | 205 | 8,276 | 46,051 | 54,527 | 45,337 | 49,606 | 40,413 |

## THE BOND FUND OF AMERICA$^{SM}$
(Funds were first received in this option during January 2009)

|  | 2007 | 2008 | 2009 | 2010 | 2011 | 2012 | 2013 |
|---|---|---|---|---|---|---|---|
| Value at beginning of period |  |  | $8.73 | $10.03 | $10.73 | $11.40 | $12.04 |
| Value at end of period |  |  | $10.03 | $10.73 | $11.40 | $12.04 | $11.77 |
| Number of accumulation units outstanding at end of period |  |  | 3,088 | 4,827 | 6,803 | 1,843 | 1,206 |

## THE GROWTH FUND OF AMERICA®
(Funds were first received in this option during October 2007)

|  | 2007 | 2008 | 2009 | 2010 | 2011 | 2012 | 2013 |
|---|---|---|---|---|---|---|---|
| Value at beginning of period | $15.19 | $14.57 | $8.85 | $11.88 | $13.31 | $12.63 | $15.18 |
| Value at end of period | $14.57 | $8.85 | $11.88 | $13.31 | $12.63 | $15.18 | $20.27 |
| Number of accumulation units outstanding at end of period | 96 | 8,716 | 41,718 | 34,252 | 35,014 | 40,133 | 43,194 |

## USAA PRECIOUS METALS AND MINERALS FUND
(Funds were first received in this option during June 2011)

|  | 2007 | 2008 | 2009 | 2010 | 2011 | 2012 | 2013 |
|---|---|---|---|---|---|---|---|
| Value at beginning of period |  |  |  |  | $9.92 | $8.79 | $7.71 |
| Value at end of period |  |  |  |  | $8.79 | $7.71 | $3.73 |
| Number of accumulation units outstanding at end of period |  |  |  |  | 3,976 | 6,832 | 42,266 |

## WANGER INTERNATIONAL
(Funds were first received in this option during September 2008)

|  | 2007 | 2008 | 2009 | 2010 | 2011 | 2012 | 2013 |
|---|---|---|---|---|---|---|---|
| Value at beginning of period |  | $7.92 | $5.73 | $8.56 | $10.67 | $9.09 | $11.02 |
| Value at end of period |  | $5.73 | $8.56 | $10.67 | $9.09 | $11.02 | $13.45 |
| Number of accumulation units outstanding at end of period |  | 304 | 6,432 | 4,106 | 6,153 | 7,029 | 11,888 |

## WANGER SELECT
(Funds were first received in this option during October 2007)

|  | 2007 | 2008 | 2009 | 2010 | 2011 | 2012 | 2013 |
|---|---|---|---|---|---|---|---|
| Value at beginning of period | $16.89 | $15.78 | $8.02 | $13.29 | $16.78 | $13.78 | $16.29 |
| Value at end of period | $15.78 | $8.02 | $13.29 | $16.78 | $13.78 | $16.29 | $21.86 |
| Number of accumulation units outstanding at end of period | 95 | 4,520 | 23,091 | 17,699 | 14,803 | 18,003 | 12,941 |

## WANGER USA
(Funds were first received in this option during September 2008)

|  | 2007 | 2008 | 2009 | 2010 | 2011 | 2012 | 2013 |
|---|---|---|---|---|---|---|---|
| Value at beginning of period |  | $11.57 | $7.93 | $11.25 | $13.84 | $13.32 | $15.95 |
| Value at end of period |  | $7.93 | $11.25 | $13.84 | $13.32 | $15.95 | $21.28 |
| Number of accumulation units outstanding at end of period |  | 2,889 | 5,161 | 5,130 | 5,940 | 7,066 | 6,018 |

## WASHINGTON MUTUAL INVESTORS FUND$^{SM}$
(Funds were first received in this option during October 2007)

|  | 2007 | 2008 | 2009 | 2010 | 2011 | 2012 | 2013 |
|---|---|---|---|---|---|---|---|
| Value at beginning of period | $13.74 | $13.08 | $8.72 | $10.35 | $11.70 | $12.49 | $14.01 |
| Value at end of period | $13.08 | $8.72 | $10.35 | $11.70 | $12.49 | $14.01 | $18.43 |
| Number of accumulation units outstanding at end of period | 79 | 8,135 | 15,249 | 19,117 | 17,396 | 19,023 | 21,908 |

**TABLE 42**

FOR DEFERRED COMPENSATION CONTRACTS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 0.40%

(Selected data for accumulation units outstanding throughout each period)

| | 2013 | 2012 | 2011 | 2010 | 2009 |
|---|---|---|---|---|---|
| **ALGER GREEN FUND** | | | | | |
| (Funds were first received in this option during May 2013) | | | | | |
| Value at beginning of period | $17.50 | | | | |
| Value at end of period | $20.60 | | | | |
| Number of accumulation units outstanding at end of period | 343 | | | | |
| **AMANA GROWTH FUND** | | | | | |
| (Funds were first received in this option during October 2010) | | | | | |
| Value at beginning of period | $15.42 | $13.92 | $14.24 | $13.35 | |
| Value at end of period | $18.86 | $15.42 | $13.92 | $14.24 | |
| Number of accumulation units outstanding at end of period | 2,142 | 1,772 | 937 | 6 | |
| **AMANA INCOME FUND** | | | | | |
| (Funds were first received in this option during October 2010) | | | | | |
| Value at beginning of period | $14.96 | $13.70 | $13.50 | $12.65 | |
| Value at end of period | $19.33 | $14.96 | $13.70 | $13.50 | |
| Number of accumulation units outstanding at end of period | 964 | 271 | 1,089 | 7 | |
| **AMERICAN CENTURY® INFLATION-ADJUSTED BOND FUND** | | | | | |
| (Funds were first received in this option during March 2011) | | | | | |
| Value at beginning of period | $13.51 | $12.72 | $11.50 | | |
| Value at end of period | $12.23 | $13.51 | $12.72 | | |
| Number of accumulation units outstanding at end of period | 7,961 | 7,513 | 5,866 | | |
| **ARIEL FUND** | | | | | |
| (Funds were first received in this option during November 2010) | | | | | |
| Value at beginning of period | $12.28 | $10.25 | $11.60 | $10.75 | |
| Value at end of period | $17.70 | $12.28 | $10.25 | $11.60 | |
| Number of accumulation units outstanding at end of period | 4,136 | 2,110 | 5,887 | 931 | |
| **ARTISAN INTERNATIONAL FUND** | | | | | |
| (Funds were first received in this option during March 2010) | | | | | |
| Value at beginning of period | $9.47 | $7.58 | $8.21 | $7.40 | |
| Value at end of period | $11.81 | $9.47 | $7.58 | $8.21 | |
| Number of accumulation units outstanding at end of period | 3,986 | 500 | 496 | 496 | |
| **ASTON/FAIRPOINTE MID CAP FUND** | | | | | |
| (Funds were first received in this option during April 2013) | | | | | |
| Value at beginning of period | $14.63 | | | | |
| Value at end of period | $18.30 | | | | |
| Number of accumulation units outstanding at end of period | 2,558 | | | | |
| **BLACKROCK MID CAP VALUE OPPORTUNITIES FUND** | | | | | |
| (Funds were first received in this option during November 2009) | | | | | |
| Value at beginning of period | $17.70 | $15.70 | $15.86 | $12.67 | $11.53 |
| Value at end of period | $23.50 | $17.70 | $15.70 | $15.86 | $12.67 |
| Number of accumulation units outstanding at end of period | 775 | 548 | 777 | 40 | 36 |
| **CALVERT VP SRI BALANCED PORTFOLIO** | | | | | |
| (Funds were first received in this option during December 2013) | | | | | |
| Value at beginning of period | $15.39 | | | | |
| Value at end of period | $15.45 | | | | |
| Number of accumulation units outstanding at end of period | 3,474 | | | | |

| | 2013 | 2012 | 2011 | 2010 | 2009 |
|---|---|---|---|---|---|
| **COHEN & STEERS REALTY SHARES, INC.** | | | | | |
| (Funds were first received in this option during July 2012) | | | | | |
| Value at beginning of period | $10.96 | $10.74 | | | |
| Value at end of period | $11.25 | $10.96 | | | |
| Number of accumulation units outstanding at end of period | 1,443 | 822 | | | |
| **COLUMBIA DIVERSIFIED EQUITY INCOME FUND** | | | | | |
| (Funds were first received in this option during March 2012) | | | | | |
| Value at beginning of period | $9.87 | $9.63 | | | |
| Value at end of period | $12.86 | $9.87 | | | |
| Number of accumulation units outstanding at end of period | 234 | 222 | | | |
| **COLUMBIA MID CAP VALUE FUND (CLASS A)** | | | | | |
| (Funds were first received in this option during November 2011) | | | | | |
| Value at beginning of period | $10.91 | $9.40 | $9.25 | | |
| Value at end of period | $14.68 | $10.91 | $9.40 | | |
| Number of accumulation units outstanding at end of period | 578 | 474 | 117 | | |
| **EUROPACIFIC GROWTH FUND®** | | | | | |
| (Funds were first received in this option during October 2009) | | | | | |
| Value at beginning of period | $16.13 | $13.58 | $15.78 | $14.49 | $14.61 |
| Value at end of period | $19.30 | $16.13 | $13.58 | $15.78 | $14.49 |
| Number of accumulation units outstanding at end of period | 3,446 | 3,315 | 3,532 | 1,614 | 2,558 |
| **FIDELITY® VIP CONTRAFUND® PORTFOLIO** | | | | | |
| (Funds were first received in this option during October 2009) | | | | | |
| Value at beginning of period | $15.81 | $13.64 | $14.05 | $12.03 | $11.80 |
| Value at end of period | $20.68 | $15.81 | $13.64 | $14.05 | $12.03 |
| Number of accumulation units outstanding at end of period | 54,962 | 49,372 | 51,830 | 39,060 | 37,437 |
| **FIDELITY® VIP EQUITY-INCOME PORTFOLIO** | | | | | |
| (Funds were first received in this option during October 2009) | | | | | |
| Value at beginning of period | $13.43 | $11.49 | $11.43 | $9.96 | $10.00 |
| Value at end of period | $17.14 | $13.43 | $11.49 | $11.43 | $9.96 |
| Number of accumulation units outstanding at end of period | 25,198 | 25,049 | 24,410 | 8,177 | 10,320 |
| **FIDELITY® VIP GROWTH PORTFOLIO** | | | | | |
| (Funds were first received in this option during October 2009) | | | | | |
| Value at beginning of period | $14.45 | $12.65 | $12.67 | $10.25 | $9.97 |
| Value at end of period | $19.62 | $14.45 | $12.65 | $12.67 | $10.25 |
| Number of accumulation units outstanding at end of period | 42,181 | 46,327 | 51,131 | 22,646 | 22,263 |
| **FIDELITY® VIP OVERSEAS PORTFOLIO** | | | | | |
| (Funds were first received in this option during October 2009) | | | | | |
| Value at beginning of period | $13.48 | $11.21 | $13.58 | $12.06 | $12.22 |
| Value at end of period | $17.51 | $13.48 | $11.21 | $13.58 | $12.06 |
| Number of accumulation units outstanding at end of period | 7,893 | 4,835 | 3,536 | 1,535 | 1,868 |
| **FRANKLIN SMALL CAP VALUE SECURITIES FUND** | | | | | |
| (Funds were first received in this option during 2009) | | | | | |
| Value at beginning of period | $15.85 | $13.44 | $14.02 | $10.98 | $8.54 |
| Value at end of period | $21.51 | $15.85 | $13.44 | $14.02 | $10.98 |
| Number of accumulation units outstanding at end of period | 8,275 | 6,155 | 5,476 | 2,651 | 2,253 |
| **FUNDAMENTAL INVESTORS℠** | | | | | |
| (Funds were first received in this option during February 2011) | | | | | |
| Value at beginning of period | $10.54 | $9.03 | $9.86 | | |
| Value at end of period | $13.80 | $10.54 | $9.03 | | |
| Number of accumulation units outstanding at end of period | 4,015 | 1,284 | 1,171 | | |

**Condensed Financial Information (continued)**

| | 2013 | 2012 | 2011 | 2010 | 2009 |
|---|---|---|---|---|---|
| **ING AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO** | | | | | |
| (Funds were first received in this option during February 2011) | | | | | |
| Value at beginning of period | $16.97 | $14.64 | $15.97 | | |
| Value at end of period | $22.20 | $16.97 | $14.64 | | |
| Number of accumulation units outstanding at end of period | 2,468 | 2,167 | 1,852 | | |
| **ING BALANCED PORTFOLIO** | | | | | |
| (Funds were first received in this option during 2009) | | | | | |
| Value at beginning of period | $13.27 | $11.73 | $11.93 | $10.50 | $8.84 |
| Value at end of period | $15.43 | $13.27 | $11.73 | $11.93 | $10.50 |
| Number of accumulation units outstanding at end of period | 9,740 | 9,562 | 6,450 | 3,413 | 3,681 |
| **ING BARON GROWTH PORTFOLIO** | | | | | |
| (Funds were first received in this option during October 2009) | | | | | |
| Value at beginning of period | $16.06 | $13.48 | $13.24 | $10.50 | $10.33 |
| Value at end of period | $22.21 | $16.06 | $13.48 | $13.24 | $10.50 |
| Number of accumulation units outstanding at end of period | 7,436 | 7,782 | 7,195 | 5,373 | 5,763 |
| **ING BLACKROCK HEALTH SCIENCES OPPORTUNITIES PORTFOLIO** | | | | | |
| (Funds were first received in this option during October 2009) | | | | | |
| Value at beginning of period | $15.50 | $13.11 | $12.56 | $11.79 | $11.04 |
| Value at end of period | $22.28 | $15.50 | $13.11 | $12.56 | $11.79 |
| Number of accumulation units outstanding at end of period | 2,569 | 615 | 535 | 446 | 624 |
| **ING BLACKROCK LARGE CAP GROWTH PORTFOLIO** | | | | | |
| (Funds were first received in this option during October 2009) | | | | | |
| Value at beginning of period | $10.54 | $9.22 | $9.37 | $8.29 | $8.04 |
| Value at end of period | $14.00 | $10.54 | $9.22 | $9.37 | $8.29 |
| Number of accumulation units outstanding at end of period | 30,031 | 26,631 | 31,395 | 11,188 | 11,112 |
| **ING CLARION GLOBAL REAL ESTATE PORTFOLIO** | | | | | |
| (Funds were first received in this option during October 2009) | | | | | |
| Value at beginning of period | $12.31 | $9.80 | $10.37 | $8.95 | $8.87 |
| Value at end of period | $12.74 | $12.31 | $9.80 | $10.37 | $8.95 |
| Number of accumulation units outstanding at end of period | 1,951 | 1,620 | 1,516 | 1,347 | 625 |
| **ING CLARION REAL ESTATE PORTFOLIO** | | | | | |
| (Funds were first received in this option during October 2009) | | | | | |
| Value at beginning of period | $13.46 | $11.69 | $10.72 | $8.41 | $7.63 |
| Value at end of period | $13.68 | $13.46 | $11.69 | $10.72 | $8.41 |
| Number of accumulation units outstanding at end of period | 3,181 | 2,833 | 3,164 | 5,141 | 2,872 |
| **ING COLUMBIA CONTRARIAN CORE PORTFOLIO** | | | | | |
| (Funds were first received in this option during October 2009) | | | | | |
| Value at beginning of period | $12.30 | $11.00 | $11.58 | $10.38 | $10.17 |
| Value at end of period | $16.50 | $12.30 | $11.00 | $11.58 | $10.38 |
| Number of accumulation units outstanding at end of period | 2,543 | 2,571 | 2,549 | 1,561 | 761 |
| **ING COLUMBIA SMALL CAP VALUE II PORTFOLIO** | | | | | |
| (Funds were first received in this option during August 2010) | | | | | |
| Value at beginning of period | $11.66 | $10.25 | $10.58 | $8.14 | |
| Value at end of period | $16.26 | $11.66 | $10.25 | $10.58 | |
| Number of accumulation units outstanding at end of period | 913 | 784 | 1,345 | 786 | |
| **ING FMR$^{SM}$ DIVERSIFIED MID CAP PORTFOLIO** | | | | | |
| (Funds were first received in this option during October 2009) | | | | | |
| Value at beginning of period | $16.51 | $14.46 | $16.30 | $12.75 | $12.60 |
| Value at end of period | $22.36 | $16.51 | $14.46 | $16.30 | $12.75 |
| Number of accumulation units outstanding at end of period | 864 | 639 | 572 | 475 | 418 |

CFI 369

| | 2013 | 2012 | 2011 | 2010 | 2009 |
|---|---|---|---|---|---|
| **ING GLOBAL BOND PORTFOLIO** | | | | | |
| (Funds were first received in this option during October 2009) | | | | | |
| Value at beginning of period | $15.56 | $14.48 | $14.02 | $12.15 | $12.09 |
| Value at end of period | $14.88 | $15.56 | $14.48 | $14.02 | $12.15 |
| Number of accumulation units outstanding at end of period | 7,064 | 8,827 | 8,696 | 6,245 | 5,964 |
| **ING GLOBAL RESOURCES PORTFOLIO** | | | | | |
| (Funds were first received in this option during October 2009) | | | | | |
| Value at beginning of period | $11.60 | $11.99 | $13.25 | $10.94 | $11.19 |
| Value at end of period | $13.13 | $11.60 | $11.99 | $13.25 | $10.94 |
| Number of accumulation units outstanding at end of period | 39,145 | 39,886 | 52,260 | 14,619 | 13,768 |
| **ING GNMA INCOME FUND** | | | | | |
| (Funds were first received in this option during November 2011) | | | | | |
| Value at beginning of period | $11.26 | $10.99 | $10.88 | | |
| Value at end of period | $11.01 | $11.26 | $10.99 | | |
| Number of accumulation units outstanding at end of period | 337 | 337 | 337 | | |
| **ING GROWTH AND INCOME PORTFOLIO** | | | | | |
| (Funds were first received in this option during 2009) | | | | | |
| Value at beginning of period | $14.28 | $12.39 | $12.47 | $10.97 | $8.45 |
| Value at end of period | $18.59 | $14.28 | $12.39 | $12.47 | $10.97 |
| Number of accumulation units outstanding at end of period | 139,709 | 123,953 | 125,758 | 110,056 | 114,228 |
| **ING INDEX PLUS LARGECAP PORTFOLIO** | | | | | |
| (Funds were first received in this option during 2009) | | | | | |
| Value at beginning of period | $13.03 | $11.43 | $11.48 | $10.12 | $8.25 |
| Value at end of period | $17.25 | $13.03 | $11.43 | $11.48 | $10.12 |
| Number of accumulation units outstanding at end of period | 37,591 | 37,226 | 38,737 | 28,228 | 29,644 |
| **ING INDEX PLUS MIDCAP PORTFOLIO** | | | | | |
| (Funds were first received in this option during 2009) | | | | | |
| Value at beginning of period | $15.23 | $12.99 | $13.20 | $10.87 | $8.29 |
| Value at end of period | $20.42 | $15.23 | $12.99 | $13.20 | $10.87 |
| Number of accumulation units outstanding at end of period | 13,750 | 15,964 | 17,051 | 7,029 | 9,165 |
| **ING INDEX PLUS SMALLCAP PORTFOLIO** | | | | | |
| (Funds were first received in this option during 2009) | | | | | |
| Value at beginning of period | $13.56 | $12.11 | $12.25 | $10.01 | $8.05 |
| Value at end of period | $19.27 | $13.56 | $12.11 | $12.25 | $10.01 |
| Number of accumulation units outstanding at end of period | 7,343 | 7,039 | 7,360 | 5,894 | 7,639 |
| **ING INDEX SOLUTION 2055 PORTFOLIO** | | | | | |
| (Funds were first received in this option during August 2013) | | | | | |
| Value at beginning of period | $14.49 | | | | |
| Value at end of period | $15.74 | | | | |
| Number of accumulation units outstanding at end of period | 77 | | | | |
| **ING INTERMEDIATE BOND PORTFOLIO** | | | | | |
| (Funds were first received in this option during 2009) | | | | | |
| Value at beginning of period | $14.51 | $13.31 | $12.43 | $11.36 | $10.22 |
| Value at end of period | $14.43 | $14.51 | $13.31 | $12.43 | $11.36 |
| Number of accumulation units outstanding at end of period | 14,994 | 15,593 | 19,032 | 5,350 | 5,115 |
| **ING INTERNATIONAL INDEX PORTFOLIO** | | | | | |
| (Funds were first received in this option during October 2009) | | | | | |
| Value at beginning of period | $8.42 | $7.12 | $8.14 | $7.58 | $7.72 |
| Value at end of period | $10.18 | $8.42 | $7.12 | $8.14 | $7.58 |
| Number of accumulation units outstanding at end of period | 2,065 | 1,830 | 1,554 | 1,200 | 1,856 |

|  | **2013** | **2012** | **2011** | **2010** | **2009** |
|---|---|---|---|---|---|
| **ING INTERNATIONAL VALUE PORTFOLIO** | | | | | |
| (Funds were first received in this option during October 2009) | | | | | |
| Value at beginning of period | $12.39 | $10.43 | $12.31 | $12.06 | $12.57 |
| Value at end of period | $14.95 | $12.39 | $10.43 | $12.31 | $12.06 |
| Number of accumulation units outstanding at end of period | 1,651 | 3,877 | 3,832 | 2,979 | 2,750 |
| **ING INVESCO COMSTOCK PORTFOLIO** | | | | | |
| (Funds were first received in this option during October 2009) | | | | | |
| Value at beginning of period | $12.89 | $10.91 | $11.19 | $9.76 | $9.62 |
| Value at end of period | $17.34 | $12.89 | $10.91 | $11.19 | $9.76 |
| Number of accumulation units outstanding at end of period | 1,985 | 6,023 | 5,992 | 4,347 | 3,951 |
| **ING INVESCO EQUITY AND INCOME PORTFOLIO** | | | | | |
| (Funds were first received in this option during October 2009) | | | | | |
| Value at beginning of period | $14.64 | $13.03 | $13.23 | $11.82 | $11.79 |
| Value at end of period | $18.22 | $14.64 | $13.03 | $13.23 | $11.82 |
| Number of accumulation units outstanding at end of period | 22,531 | 21,814 | 21,646 | 12,351 | 12,153 |
| **ING INVESCO GROWTH AND INCOME PORTFOLIO** | | | | | |
| (Funds were first received in this option during October 2009) | | | | | |
| Value at beginning of period | $13.66 | $11.98 | $12.29 | $10.97 | $11.00 |
| Value at end of period | $18.22 | $13.66 | $11.98 | $12.29 | $10.97 |
| Number of accumulation units outstanding at end of period | 2,460 | 1,290 | 1,208 | 627 | 238 |
| **ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO** | | | | | |
| (Funds were first received in this option during October 2009) | | | | | |
| Value at beginning of period | $24.23 | $20.42 | $25.09 | $20.94 | $20.25 |
| Value at end of period | $22.75 | $24.23 | $20.42 | $25.09 | $20.94 |
| Number of accumulation units outstanding at end of period | 3,194 | 3,792 | 4,139 | 1,734 | 1,487 |
| **ING JPMORGAN MID CAP VALUE PORTFOLIO** | | | | | |
| (Funds were first received in this option during November 2011) | | | | | |
| Value at beginning of period | $16.07 | $13.44 | $13.13 | | |
| Value at end of period | $21.06 | $16.07 | $13.44 | | |
| Number of accumulation units outstanding at end of period | 334 | 202 | 106 | | |
| **ING JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO** | | | | | |
| (Funds were first received in this option during February 2011) | | | | | |
| Value at beginning of period | $16.83 | $14.24 | $15.54 | | |
| Value at end of period | $23.29 | $16.83 | $14.24 | | |
| Number of accumulation units outstanding at end of period | 1,085 | 825 | 746 | | |
| **ING LARGE CAP GROWTH PORTFOLIO** | | | | | |
| (Funds were first received in this option during January 2011) | | | | | |
| Value at beginning of period | $12.23 | $10.40 | $10.33 | | |
| Value at end of period | $15.95 | $12.23 | $10.40 | | |
| Number of accumulation units outstanding at end of period | 36,538 | 36,659 | 28,846 | | |
| **ING LARGE CAP VALUE PORTFOLIO** | | | | | |
| (Funds were first received in this option during October 2009) | | | | | |
| Value at beginning of period | $10.12 | $8.86 | $8.59 | $7.23 | $7.07 |
| Value at end of period | $13.19 | $10.12 | $8.86 | $8.59 | $7.23 |
| Number of accumulation units outstanding at end of period | 17,567 | 11,844 | 12,942 | 770 | 525 |
| **ING MARSICO GROWTH PORTFOLIO** | | | | | |
| (Funds were first received in this option during October 2009) | | | | | |
| Value at beginning of period | $11.24 | $9.99 | $10.18 | $8.51 | $8.39 |
| Value at end of period | $15.21 | $11.24 | $9.99 | $10.18 | $8.51 |
| Number of accumulation units outstanding at end of period | 2,088 | 2,028 | 1,972 | 1,840 | 1,337 |

**Condensed Financial Information (continued)**

| | 2013 | 2012 | 2011 | 2010 | 2009 |
|---|---|---|---|---|---|
| **ING MFS TOTAL RETURN PORTFOLIO** | | | | | |
| (Funds were first received in this option during November 2011) | | | | | |
| Value at beginning of period | $13.48 | $12.18 | $12.07 | | |
| Value at end of period | $15.94 | $13.48 | $12.18 | | |
| Number of accumulation units outstanding at end of period | 482 | 482 | 482 | | |
| **ING MFS UTILITIES PORTFOLIO** | | | | | |
| (Funds were first received in this option during October 2009) | | | | | |
| Value at beginning of period | $21.15 | $18.75 | $17.69 | $15.62 | $15.14 |
| Value at end of period | $25.32 | $21.15 | $18.75 | $17.69 | $15.62 |
| Number of accumulation units outstanding at end of period | 2,684 | 2,380 | 2,232 | 5,642 | 5,277 |
| **ING MIDCAP OPPORTUNITIES PORTFOLIO** | | | | | |
| (Funds were first received in this option during 2009) | | | | | |
| Value at beginning of period | $20.12 | $17.69 | $17.86 | $13.75 | $9.76 |
| Value at end of period | $26.45 | $20.12 | $17.69 | $17.86 | $13.75 |
| Number of accumulation units outstanding at end of period | 9,602 | 5,539 | 6,166 | 1,753 | 2,830 |
| **ING MONEY MARKET PORTFOLIO** | | | | | |
| (Funds were first received in this option during 2009) | | | | | |
| Value at beginning of period | $11.37 | $11.41 | $11.45 | $11.47 | $11.48 |
| Value at end of period | $11.32 | $11.37 | $11.41 | $11.45 | $11.47 |
| Number of accumulation units outstanding at end of period | 98,806 | 13,762 | 16,946 | 2,562 | 1,475 |
| **ING MULTI-MANAGER LARGE CAP CORE PORTFOLIO** | | | | | |
| (Funds were first received in this option during February 2011) | | | | | |
| Value at beginning of period | $11.19 | $10.17 | $11.20 | | |
| Value at end of period | $14.56 | $11.19 | $10.17 | | |
| Number of accumulation units outstanding at end of period | 1,245 | 1,153 | 2,116 | | |
| **ING OPPENHEIMER GLOBAL PORTFOLIO** | | | | | |
| (Funds were first received in this option during October 2009) | | | | | |
| Value at beginning of period | $15.91 | $13.13 | $14.34 | $12.41 | $12.25 |
| Value at end of period | $20.14 | $15.91 | $13.13 | $14.34 | $12.41 |
| Number of accumulation units outstanding at end of period | 52,898 | 55,838 | 60,362 | 41,335 | 41,022 |
| **ING PIMCO HIGH YIELD PORTFOLIO** | | | | | |
| (Funds were first received in this option during October 2009) | | | | | |
| Value at beginning of period | $18.16 | $15.99 | $15.37 | $13.51 | $13.04 |
| Value at end of period | $19.10 | $18.16 | $15.99 | $15.37 | $13.51 |
| Number of accumulation units outstanding at end of period | 2,638 | 2,511 | 806 | 739 | 711 |
| **ING PIMCO TOTAL RETURN PORTFOLIO** | | | | | |
| (Funds were first received in this option during October 2009) | | | | | |
| Value at beginning of period | $15.13 | $14.08 | $13.69 | $12.78 | $12.75 |
| Value at end of period | $14.79 | $15.13 | $14.08 | $13.69 | $12.78 |
| Number of accumulation units outstanding at end of period | 10,209 | 13,777 | 13,670 | 10,212 | 8,191 |
| **ING PIONEER HIGH YIELD PORTFOLIO** | | | | | |
| (Funds were first received in this option during October 2009) | | | | | |
| Value at beginning of period | $17.88 | $15.44 | $15.62 | $13.18 | $12.83 |
| Value at end of period | $20.00 | $17.88 | $15.44 | $15.62 | $13.18 |
| Number of accumulation units outstanding at end of period | 8,044 | 2,053 | 442 | 11 | 1,025 |
| **ING RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO** | | | | | |
| (Funds were first received in this option during November 2010) | | | | | |
| Value at beginning of period | $16.76 | $14.70 | $14.16 | $13.89 | |
| Value at end of period | $22.04 | $16.76 | $14.70 | $14.16 | |
| Number of accumulation units outstanding at end of period | 1,280 | 284 | 143 | 106 | |

| | 2013 | 2012 | 2011 | 2010 | 2009 |
|---|---|---|---|---|---|
| **ING RUSSELL™ LARGE CAP INDEX PORTFOLIO** | | | | | |
| (Funds were first received in this option during April 2011) | | | | | |
| Value at beginning of period | $10.79 | $9.37 | $9.75 | | |
| Value at end of period | $14.19 | $10.79 | $9.37 | | |
| Number of accumulation units outstanding at end of period | 586 | 367 | 181 | | |
| **ING RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO** | | | | | |
| (Funds were first received in this option during February 2010) | | | | | |
| Value at beginning of period | $15.23 | $13.19 | $13.16 | $11.78 | |
| Value at end of period | $19.94 | $15.23 | $13.19 | $13.16 | |
| Number of accumulation units outstanding at end of period | 1,005 | 221 | 127 | 209 | |
| **ING RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO** | | | | | |
| (Funds were first received in this option during October 2009) | | | | | |
| Value at beginning of period | $18.11 | $15.74 | $16.16 | $12.89 | $12.51 |
| Value at end of period | $24.33 | $18.11 | $15.74 | $16.16 | $12.89 |
| Number of accumulation units outstanding at end of period | 932 | 1,565 | 1,949 | 796 | 121 |
| **ING RUSSELL™ MID CAP INDEX PORTFOLIO** | | | | | |
| (Funds were first received in this option during May 2013) | | | | | |
| Value at beginning of period | $14.05 | | | | |
| Value at end of period | $15.76 | | | | |
| Number of accumulation units outstanding at end of period | 2,449 | | | | |
| **ING RUSSELL™ SMALL CAP INDEX PORTFOLIO** | | | | | |
| (Funds were first received in this option during December 2010) | | | | | |
| Value at beginning of period | $12.27 | $10.62 | $11.09 | $10.72 | |
| Value at end of period | $16.96 | $12.27 | $10.62 | $11.09 | |
| Number of accumulation units outstanding at end of period | 47 | 47 | 43 | 560 | |
| **ING SMALLCAP OPPORTUNITIES PORTFOLIO** | | | | | |
| (Funds were first received in this option during 2009) | | | | | |
| Value at beginning of period | $19.09 | $16.64 | $16.56 | $12.57 | $9.63 |
| Value at end of period | $26.44 | $19.09 | $16.64 | $16.56 | $12.57 |
| Number of accumulation units outstanding at end of period | 4,671 | 4,102 | 4,279 | 2,945 | 268 |
| **ING SMALL COMPANY PORTFOLIO** | | | | | |
| (Funds were first received in this option during 2009) | | | | | |
| Value at beginning of period | $17.47 | $15.32 | $15.77 | $12.73 | $10.02 |
| Value at end of period | $23.98 | $17.47 | $15.32 | $15.77 | $12.73 |
| Number of accumulation units outstanding at end of period | 8,767 | 9,489 | 11,445 | 9,746 | 9,393 |
| **ING SOLUTION 2015 PORTFOLIO** | | | | | |
| (Funds were first received in this option during October 2009) | | | | | |
| Value at beginning of period | $13.38 | $12.05 | $12.19 | $11.00 | $10.87 |
| Value at end of period | $14.54 | $13.38 | $12.05 | $12.19 | $11.00 |
| Number of accumulation units outstanding at end of period | 412 | 369 | 319 | 265 | 212 |
| **ING SOLUTION 2025 PORTFOLIO** | | | | | |
| (Funds were first received in this option during November 2011) | | | | | |
| Value at beginning of period | $13.13 | $11.62 | $11.60 | | |
| Value at end of period | $15.21 | $13.13 | $11.62 | | |
| Number of accumulation units outstanding at end of period | 2,444 | 3,084 | 2,838 | | |
| **ING SOLUTION 2035 PORTFOLIO** | | | | | |
| (Funds were first received in this option during October 2009) | | | | | |
| Value at beginning of period | $13.28 | $11.58 | $12.19 | $10.68 | $10.55 |
| Value at end of period | $15.91 | $13.28 | $11.58 | $12.19 | $10.68 |
| Number of accumulation units outstanding at end of period | 3,675 | 3,574 | 3,133 | 1,790 | 1,694 |

# Condensed Financial Information (continued)

| | 2013 | 2012 | 2011 | 2010 | 2009 |
|---|---|---|---|---|---|
| **ING SOLUTION 2045 PORTFOLIO** | | | | | |
| (Funds were first received in this option during October 2009) | | | | | |
| Value at beginning of period | $13.27 | $11.54 | $12.21 | $10.65 | $10.54 |
| Value at end of period | $16.31 | $13.27 | $11.54 | $12.21 | $10.65 |
| Number of accumulation units outstanding at end of period | 1,848 | 1,653 | 2,075 | 1,243 | 1,016 |
| **ING STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO** | | | | | |
| (Funds were first received in this option during 2009) | | | | | |
| Value at beginning of period | $13.48 | $12.05 | $11.89 | $10.75 | $9.15 |
| Value at end of period | $15.06 | $13.48 | $12.05 | $11.89 | $10.75 |
| Number of accumulation units outstanding at end of period | 453 | 415 | 1,858 | 326 | 276 |
| **ING STRATEGIC ALLOCATION GROWTH PORTFOLIO** | | | | | |
| (Funds were first received in this option during 2009) | | | | | |
| Value at beginning of period | $12.90 | $11.26 | $11.65 | $10.34 | $8.29 |
| Value at end of period | $15.72 | $12.90 | $11.26 | $11.65 | $10.34 |
| Number of accumulation units outstanding at end of period | 5,066 | 4,790 | 5,009 | 5,304 | 4,944 |
| **ING STRATEGIC ALLOCATION MODERATE PORTFOLIO** | | | | | |
| (Funds were first received in this option during 2009) | | | | | |
| Value at beginning of period | $13.18 | $11.65 | $11.76 | $10.54 | $9.69 |
| Value at end of period | $15.31 | $13.18 | $11.65 | $11.76 | $10.54 |
| Number of accumulation units outstanding at end of period | 447 | 323 | 201 | 920 | 696 |
| **ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO** | | | | | |
| (Funds were first received in this option during November 2011) | | | | | |
| Value at beginning of period | $16.66 | $14.61 | $14.48 | | |
| Value at end of period | $20.28 | $16.66 | $14.61 | | |
| Number of accumulation units outstanding at end of period | 12,651 | 2,429 | 4,443 | | |
| **ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO** | | | | | |
| (Funds were first received in this option during October 2009) | | | | | |
| Value at beginning of period | $16.85 | $14.57 | $15.19 | $11.86 | $11.57 |
| Value at end of period | $22.68 | $16.85 | $14.57 | $15.19 | $11.86 |
| Number of accumulation units outstanding at end of period | 135,245 | 137,382 | 148,506 | 109,532 | 112,758 |
| **ING T. ROWE PRICE EQUITY INCOME PORTFOLIO** | | | | | |
| (Funds were first received in this option during October 2009) | | | | | |
| Value at beginning of period | $13.74 | $11.77 | $11.92 | $10.41 | $10.32 |
| Value at end of period | $17.75 | $13.74 | $11.77 | $11.92 | $10.41 |
| Number of accumulation units outstanding at end of period | 5,153 | 2,439 | 2,443 | 280 | 244 |
| **ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO** | | | | | |
| (Funds were first received in this option during October 2009) | | | | | |
| Value at beginning of period | $15.71 | $13.27 | $13.47 | $11.57 | $11.06 |
| Value at end of period | $21.80 | $15.71 | $13.27 | $13.47 | $11.57 |
| Number of accumulation units outstanding at end of period | 17,190 | 24,526 | 23,615 | 8,508 | 7,184 |
| **ING T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO** | | | | | |
| (Funds were first received in this option during October 2009) | | | | | |
| Value at beginning of period | $15.02 | $12.70 | $14.54 | $12.83 | $13.16 |
| Value at end of period | $17.10 | $15.02 | $12.70 | $14.54 | $12.83 |
| Number of accumulation units outstanding at end of period | 506 | 475 | 444 | 106 | 75 |
| **ING TEMPLETON FOREIGN EQUITY PORTFOLIO** | | | | | |
| (Funds were first received in this option during October 2009) | | | | | |
| Value at beginning of period | $9.37 | $7.91 | $9.03 | $8.32 | $8.49 |
| Value at end of period | $11.22 | $9.37 | $7.91 | $9.03 | $8.32 |
| Number of accumulation units outstanding at end of period | 14,477 | 14,079 | 12,980 | 13,064 | 14,326 |

CFI 374

# Condensed Financial Information (continued)

| | 2013 | 2012 | 2011 | 2010 | 2009 |
|---|---|---|---|---|---|
| **ING TEMPLETON GLOBAL GROWTH PORTFOLIO** | | | | | |
| (Funds were first received in this option during November 2011) | | | | | |
| Value at beginning of period | | $9.06 | $9.00 | | |
| Value at end of period | $10.99 | $10.99 | $9.06 | | |
| Number of accumulation units outstanding at end of period | $14.30 | | | | |
| | 207 | 140 | 113 | | |
| **ING U.S. BOND INDEX PORTFOLIO** | | | | | |
| (Funds were first received in this option during November 2009) | | | | | |
| Value at beginning of period | $12.61 | $12.19 | $11.42 | $10.80 | $10.84 |
| Value at end of period | $12.24 | $12.61 | $12.19 | $11.42 | $10.80 |
| Number of accumulation units outstanding at end of period | 567 | 369 | 359 | 19 | 19 |
| **ING U.S. STOCK INDEX PORTFOLIO** | | | | | |
| (Funds were first received in this option during May 2013) | | | | | |
| Value at beginning of period | $16.33 | | | | |
| Value at end of period | $18.36 | | | | |
| Number of accumulation units outstanding at end of period | 2,505 | | | | |
| **INVESCO MID CAP CORE EQUITY FUND** | | | | | |
| (Funds were first received in this option during May 2011) | | | | | |
| Value at beginning of period | $14.19 | $12.91 | $14.79 | | |
| Value at end of period | $18.26 | $14.19 | $12.91 | | |
| Number of accumulation units outstanding at end of period | 38 | 38 | 34 | | |
| **INVESCO V.I. AMERICAN FRANCHISE FUND** | | | | | |
| (Funds were first received in this option during April 2012) | | | | | |
| Value at beginning of period | $36.16 | $37.19 | | | |
| Value at end of period | $50.48 | $36.16 | | | |
| Number of accumulation units outstanding at end of period | 1,107 | 1,054 | | | |
| **INVESCO V.I. CORE EQUITY FUND** | | | | | |
| (Funds were first received in this option during 2009) | | | | | |
| Value at beginning of period | $14.94 | $13.18 | $13.24 | $12.13 | $9.49 |
| Value at end of period | $19.24 | $14.94 | $13.18 | $13.24 | $12.13 |
| Number of accumulation units outstanding at end of period | 8,428 | 8,512 | 8,874 | 7,402 | 7,887 |
| **LAZARD U.S. MID CAP EQUITY PORTFOLIO** | | | | | |
| (Funds were first received in this option during November 2011) | | | | | |
| Value at beginning of period | $8.94 | $8.52 | $8.51 | | |
| Value at end of period | $11.81 | $8.94 | $8.52 | | |
| Number of accumulation units outstanding at end of period | 315 | 214 | 98 | | |
| **LOOMIS SAYLES SMALL CAP VALUE FUND** | | | | | |
| (Funds were first received in this option during February 2011) | | | | | |
| Value at beginning of period | $12.93 | $11.19 | $11.84 | | |
| Value at end of period | $17.46 | $12.93 | $11.19 | | |
| Number of accumulation units outstanding at end of period | 336 | 0 | 362 | | |
| **LORD ABBETT SERIES FUND - MID CAP STOCK PORTFOLIO** | | | | | |
| (Funds were first received in this option during 2009) | | | | | |
| Value at beginning of period | $13.23 | $11.60 | $12.13 | $9.71 | $7.70 |
| Value at end of period | $17.17 | $13.23 | $11.60 | $12.13 | $9.71 |
| Number of accumulation units outstanding at end of period | 11,454 | 13,974 | 14,811 | 4,271 | 4,059 |
| **NEUBERGER BERMAN SOCIALLY RESPONSIVE FUND®** | | | | | |
| (Funds were first received in this option during June 2012) | | | | | |
| Value at beginning of period | $11.83 | $10.52 | | | |
| Value at end of period | $16.25 | $11.83 | | | |
| Number of accumulation units outstanding at end of period | 0 | 15 | | | |

CFI 375

# Condensed Financial Information (continued)

| | 2013 | 2012 | 2011 | 2010 | 2009 |
|---|---|---|---|---|---|
| **NEW PERSPECTIVE FUND®** | | | | | |
| (Funds were first received in this option during October 2009) | | | | | |
| Value at beginning of period | $16.90 | $14.05 | $15.28 | $13.60 | $13.38 |
| Value at end of period | $21.35 | $16.90 | $14.05 | $15.28 | $13.60 |
| Number of accumulation units outstanding at end of period | 4,050 | 3,620 | 3,226 | 2,017 | 1,961 |
| **OPPENHEIMER DEVELOPING MARKETS FUND** | | | | | |
| (Funds were first received in this option during October 2009) | | | | | |
| Value at beginning of period | $26.98 | $22.41 | $27.47 | $21.72 | $20.91 |
| Value at end of period | $29.11 | $26.98 | $22.41 | $27.47 | $21.72 |
| Number of accumulation units outstanding at end of period | 19,011 | 16,351 | 14,370 | 12,576 | 12,545 |
| **OPPENHEIMER MAIN STREET SMALL CAP FUND®/VA** | | | | | |
| (Funds were first received in this option during November 2011) | | | | | |
| Value at beginning of period | $15.88 | $13.51 | $13.43 | | |
| Value at end of period | $22.30 | $15.88 | $13.51 | | |
| Number of accumulation units outstanding at end of period | 5,078 | 135 | 128 | | |
| **PAX WORLD BALANCED FUND** | | | | | |
| (Funds were first received in this option during November 2011) | | | | | |
| Value at beginning of period | $13.16 | $11.88 | $12.06 | | |
| Value at end of period | $15.26 | $13.16 | $11.88 | | |
| Number of accumulation units outstanding at end of period | 0 | 0 | 986 | | |
| **PIMCO VIT REAL RETURN PORTFOLIO** | | | | | |
| (Funds were first received in this option during October 2009) | | | | | |
| Value at beginning of period | $15.82 | $14.61 | $13.14 | $12.20 | $12.02 |
| Value at end of period | $14.31 | $15.82 | $14.61 | $13.14 | $12.20 |
| Number of accumulation units outstanding at end of period | 1,336 | 2,646 | 1,799 | 1,417 | 1,417 |
| **PIONEER EMERGING MARKETS VCT PORTFOLIO** | | | | | |
| (Funds were first received in this option during October 2009) | | | | | |
| Value at beginning of period | $9.10 | $8.16 | $10.70 | $9.27 | $9.09 |
| Value at end of period | $8.89 | $9.10 | $8.16 | $10.70 | $9.27 |
| Number of accumulation units outstanding at end of period | 4,906 | 3,724 | 5,164 | 4,278 | 3,535 |
| **PIONEER HIGH YIELD VCT PORTFOLIO** | | | | | |
| (Funds were first received in this option during January 2010) | | | | | |
| Value at beginning of period | $16.38 | $14.17 | $14.47 | $12.38 | |
| Value at end of period | $18.29 | $16.38 | $14.17 | $14.47 | |
| Number of accumulation units outstanding at end of period | 729 | 228 | 217 | 127 | |
| **SMALLCAP WORLD FUND®** | | | | | |
| (Funds were first received in this option during March 2010) | | | | | |
| Value at beginning of period | $10.82 | $8.90 | $10.43 | $8.85 | |
| Value at end of period | $13.94 | $10.82 | $8.90 | $10.43 | |
| Number of accumulation units outstanding at end of period | 2,779 | 2,684 | 2,685 | 2,685 | |
| **TEMPLETON GLOBAL BOND FUND** | | | | | |
| (Funds were first received in this option during October 2009) | | | | | |
| Value at beginning of period | $19.39 | $16.81 | $17.29 | $15.40 | $15.19 |
| Value at end of period | $19.74 | $19.39 | $16.81 | $17.29 | $15.40 |
| Number of accumulation units outstanding at end of period | 2,837 | 3,985 | 3,341 | 764 | 626 |
| **THE BOND FUND OF AMERICA$^{SM}$** | | | | | |
| (Funds were first received in this option during March 2011) | | | | | |
| Value at beginning of period | $11.95 | $11.34 | $10.76 | | |
| Value at end of period | $11.67 | $11.95 | $11.34 | | |
| Number of accumulation units outstanding at end of period | 1,366 | 1,210 | 430 | | |

# Condensed Financial Information (continued)

| | 2013 | 2012 | 2011 | 2010 | 2009 |
|---|---|---|---|---|---|
| **THE GROWTH FUND OF AMERICA®** | | | | | |
| (Funds were first received in this option during October 2009) | | | | | |
| Value at beginning of period | $15.03 | $12.52 | $13.21 | $11.81 | $11.54 |
| Value at end of period | $20.03 | $15.03 | $12.52 | $13.21 | $11.81 |
| Number of accumulation units outstanding at end of period | 5,078 | 4,981 | 5,038 | 2,052 | 775 |
| **USAA PRECIOUS METALS AND MINERALS FUND** | | | | | |
| (Funds were first received in this option during November 2011) | | | | | |
| Value at beginning of period | $7.69 | $8.78 | $10.37 | | |
| Value at end of period | $3.72 | $7.69 | $8.78 | | |
| Number of accumulation units outstanding at end of period | 27,131 | 22,327 | 1,497 | | |
| **WANGER INTERNATIONAL** | | | | | |
| (Funds were first received in this option during October 2009) | | | | | |
| Value at beginning of period | $10.91 | $9.01 | $10.60 | $8.52 | $8.44 |
| Value at end of period | $13.30 | $10.91 | $9.01 | $10.60 | $8.52 |
| Number of accumulation units outstanding at end of period | 4,224 | 3,272 | 2,906 | 3,399 | 2,399 |
| **WANGER SELECT** | | | | | |
| (Funds were first received in this option during October 2009) | | | | | |
| Value at beginning of period | $16.12 | $13.66 | $16.66 | $13.22 | $12.64 |
| Value at end of period | $21.61 | $16.12 | $13.66 | $16.66 | $13.22 |
| Number of accumulation units outstanding at end of period | 4,311 | 4,172 | 4,297 | 2,039 | 1,456 |
| **WANGER USA** | | | | | |
| (Funds were first received in this option during April 2010) | | | | | |
| Value at beginning of period | $15.79 | $13.21 | $13.74 | $12.67 | |
| Value at end of period | $21.03 | $15.79 | $13.21 | $13.74 | |
| Number of accumulation units outstanding at end of period | 2,725 | 2,599 | 2,908 | 1,957 | |
| **WASHINGTON MUTUAL INVESTORS FUND**[SM] | | | | | |
| (Funds were first received in this option during October 2009) | | | | | |
| Value at beginning of period | $13.87 | $12.38 | $11.62 | $10.29 | $9.96 |
| Value at end of period | $18.21 | $13.87 | $12.38 | $11.62 | $10.29 |
| Number of accumulation units outstanding at end of period | 764 | 647 | 1,485 | 64 | 44 |

## TABLE 43
## FOR DEFERRED COMPENSATION CONTRACTS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 0.45%
### (Selected data for accumulation units outstanding throughout each period)

| | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 |
|---|---|---|---|---|---|---|---|---|---|
| **ING BLACKROCK LARGE CAP GROWTH PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during April 2007) | | | | | | | | | |
| Value at beginning of period | $10.51 | $9.19 | $9.36 | $8.27 | $6.36 | $10.47 | $10.68 | | |
| Value at end of period | $13.95 | $10.51 | $9.19 | $9.36 | $8.27 | $6.36 | $10.47 | | |
| Number of accumulation units outstanding at end of period | 495 | 494 | 495 | 494 | 495 | 495 | 495 | | |
| **ING GROWTH AND INCOME PORTFOLIO** | | | | | | | | | |
| Value at beginning of period | $29.08 | $25.23 | $25.41 | $22.36 | $17.25 | $27.78 | $25.98 | $22.85 | $21.23 |
| Value at end of period | $37.82 | $29.08 | $25.23 | $25.41 | $22.36 | $17.25 | $27.78 | $25.98 | $22.85 |
| Number of accumulation units outstanding at end of period | 675 | 674 | 675 | 675 | 675 | 674 | 783 | 783 | 783 |

# Condensed Financial Information (continued)

| | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 |
|---|---|---|---|---|---|---|---|---|---|
| **ING OPPENHEIMER GLOBAL PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during April 2005) | | | | | | | | | |
| Value at beginning of period | $15.45 | $12.76 | $13.95 | $12.07 | $8.69 | $14.62 | $13.78 | $11.73 | $9.73 |
| Value at end of period | $19.56 | $15.45 | $12.76 | $13.95 | $12.07 | $8.69 | $14.62 | $13.78 | $11.73 |
| Number of accumulation units outstanding at end of period | 1,816 | 1,817 | 1,816 | 1,816 | 1,817 | 1,816 | 1,816 | 1,816 | 1,817 |
| **ING STRATEGIC ALLOCATION GROWTH PORTFOLIO** | | | | | | | | | |
| Value at beginning of period | $22.84 | $19.95 | $20.64 | $18.34 | $14.71 | $23.11 | $22.10 | $19.61 | $18.55 |
| Value at end of period | $27.83 | $22.84 | $19.95 | $20.64 | $18.34 | $14.71 | $23.11 | $22.10 | $19.61 |
| Number of accumulation units outstanding at end of period | 1,446 | 1,446 | 1,446 | 1,446 | 1,446 | 1,446 | 1,446 | 1,446 | 1,446 |
| **ING STRATEGIC ALLOCATION MODERATE PORTFOLIO** | | | | | | | | | |
| Value at beginning of period | $22.77 | $20.14 | $20.34 | $18.24 | $15.04 | $21.73 | $20.69 | $18.70 | $17.94 |
| Value at end of period | $26.43 | $22.77 | $20.14 | $20.34 | $18.24 | $15.04 | $21.73 | $20.69 | $18.70 |
| Number of accumulation units outstanding at end of period | 509 | 509 | 509 | 509 | 509 | 509 | 509 | 509 | 509 |
| **ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during April 2005) | | | | | | | | | |
| Value at beginning of period | $16.02 | $13.86 | $14.46 | $11.30 | $7.75 | $13.70 | $12.14 | $11.17 | $9.50 |
| Value at end of period | $21.56 | $16.02 | $13.86 | $14.46 | $11.30 | $7.75 | $13.70 | $12.14 | $11.17 |
| Number of accumulation units outstanding at end of period | 95 | 95 | 95 | 95 | 95 | 95 | 95 | 95 | 95 |
| **ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO** | | | | | | | | | |
| Value at beginning of period | $30.85 | $26.06 | $26.46 | $22.74 | $15.98 | $27.78 | $25.39 | $22.51 | $21.30 |
| Value at end of period | $42.76 | $30.85 | $26.06 | $26.46 | $22.74 | $15.98 | $27.78 | $25.39 | $22.51 |
| Number of accumulation units outstanding at end of period | 51 | 51 | 51 | 51 | 51 | 51 | 51 | 51 | 51 |

## TABLE 44
### FOR DEFERRED COMPENSATION CONTRACTS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 0.50%
(Selected data for accumulation units outstanding throughout each period)

| | 2013 | 2012 | 2011 |
|---|---|---|---|
| **FIDELITY® VIP CONTRAFUND® PORTFOLIO** | | | |
| (Funds were first received in this option during November 2011) | | | |
| Value at beginning of period | $20.39 | $17.60 | $17.53 |
| Value at end of period | $26.63 | $20.39 | $17.60 |
| Number of accumulation units outstanding at end of period | 28,024 | 28,921 | 36,699 |
| **FIDELITY® VIP EQUITY-INCOME PORTFOLIO** | | | |
| (Funds were first received in this option during November 2011) | | | |
| Value at beginning of period | $14.95 | $12.81 | $12.42 |
| Value at end of period | $19.06 | $14.95 | $12.81 |
| Number of accumulation units outstanding at end of period | 868 | 843 | 863 |
| **FIDELITY® VIP GROWTH PORTFOLIO** | | | |
| (Funds were first received in this option during October 2013) | | | |
| Value at beginning of period | $16.51 | | |
| Value at end of period | $17.37 | | |
| Number of accumulation units outstanding at end of period | 742 | | |
| **FIDELITY® VIP OVERSEAS PORTFOLIO** | | | |
| (Funds were first received in this option during November 2011) | | | |
| Value at beginning of period | $15.75 | $13.11 | $13.45 |
| Value at end of period | $20.44 | $15.75 | $13.11 |
| Number of accumulation units outstanding at end of period | 1,874 | 2,486 | 6,017 |

# Condensed Financial Information (continued)

| | 2013 | 2012 | 2011 |
|---|---|---|---|
| **FRANKLIN SMALL CAP VALUE SECURITIES FUND** | | | |
| (Funds were first received in this option during November 2011) | | | |
| Value at beginning of period | $23.01 | $19.54 | $19.07 |
| Value at end of period | $31.20 | $23.01 | $19.54 |
| Number of accumulation units outstanding at end of period | 1,695 | 1,202 | 1,102 |
| **ING BALANCED PORTFOLIO** | | | |
| (Funds were first received in this option during November 2011) | | | |
| Value at beginning of period | $15.07 | $13.33 | $13.31 |
| Value at end of period | $17.50 | $15.07 | $13.33 |
| Number of accumulation units outstanding at end of period | 2,306 | 2,318 | 2,345 |
| **ING BLACKROCK LARGE CAP GROWTH PORTFOLIO** | | | |
| (Funds were first received in this option during November 2011) | | | |
| Value at beginning of period | $10.47 | $9.17 | $9.20 |
| Value at end of period | $13.90 | $10.47 | $9.17 |
| Number of accumulation units outstanding at end of period | 1,750 | 1,197 | 2,672 |
| **ING GLOBAL BOND PORTFOLIO** | | | |
| (Funds were first received in this option during November 2011) | | | |
| Value at beginning of period | $15.32 | $14.27 | $14.36 |
| Value at end of period | $14.64 | $15.32 | $14.27 |
| Number of accumulation units outstanding at end of period | 3,173 | 2,719 | 9,537 |
| **ING GROWTH AND INCOME PORTFOLIO** | | | |
| (Funds were first received in this option during November 2011) | | | |
| Value at beginning of period | $13.45 | $11.68 | $11.45 |
| Value at end of period | $17.49 | $13.45 | $11.68 |
| Number of accumulation units outstanding at end of period | 2,589 | 1,514 | 2,377 |
| **ING INDEX PLUS LARGECAP PORTFOLIO** | | | |
| (Funds were first received in this option during November 2011) | | | |
| Value at beginning of period | $13.30 | $11.68 | $11.46 |
| Value at end of period | $17.59 | $13.30 | $11.68 |
| Number of accumulation units outstanding at end of period | 500 | 0 | 10,290 |
| **ING INDEX PLUS MIDCAP PORTFOLIO** | | | |
| (Funds were first received in this option during November 2011) | | | |
| Value at beginning of period | $19.88 | $16.97 | $16.95 |
| Value at end of period | $26.61 | $19.88 | $16.97 |
| Number of accumulation units outstanding at end of period | 519 | 374 | 374 |
| **ING INDEX PLUS SMALLCAP PORTFOLIO** | | | |
| (Funds were first received in this option during November 2011) | | | |
| Value at beginning of period | $18.61 | $16.64 | $16.22 |
| Value at end of period | $26.43 | $18.61 | $16.64 |
| Number of accumulation units outstanding at end of period | 1,253 | 1,253 | 1,253 |
| **ING INTERMEDIATE BOND PORTFOLIO** | | | |
| (Funds were first received in this option during November 2011) | | | |
| Value at beginning of period | $17.80 | $16.35 | $16.17 |
| Value at end of period | $17.69 | $17.80 | $16.35 |
| Number of accumulation units outstanding at end of period | 2,572 | 4,366 | 15,050 |
| **ING INTERNATIONAL INDEX PORTFOLIO** | | | |
| (Funds were first received in this option during November 2011) | | | |
| Value at beginning of period | $8.38 | $7.09 | $7.11 |
| Value at end of period | $10.13 | $8.38 | $7.09 |
| Number of accumulation units outstanding at end of period | 2,282 | 4,818 | 4,821 |

CFI 379

## Condensed Financial Information (continued)

| | 2013 | 2012 | 2011 |
|---|---|---|---|
| **ING INTERNATIONAL VALUE PORTFOLIO** | | | |
| (Funds were first received in this option during November 2011) | | | |
| Value at beginning of period | $14.23 | $11.99 | $12.17 |
| Value at end of period | $17.16 | $14.23 | $11.99 |
| Number of accumulation units outstanding at end of period | 1,592 | 1,966 | 4,336 |
| **ING INVESCO EQUITY AND INCOME PORTFOLIO** | | | |
| (Funds were first received in this option during November 2011) | | | |
| Value at beginning of period | $14.32 | $12.76 | $12.43 |
| Value at end of period | $17.80 | $14.32 | $12.76 |
| Number of accumulation units outstanding at end of period | 5,178 | 10,653 | 28,175 |
| **ING LARGE CAP GROWTH PORTFOLIO** | | | |
| (Funds were first received in this option during November 2011) | | | |
| Value at beginning of period | $12.20 | $10.38 | $10.46 |
| Value at end of period | $15.90 | $12.20 | $10.38 |
| Number of accumulation units outstanding at end of period | 1,033 | 1,033 | 1,033 |
| **ING LARGE CAP VALUE PORTFOLIO** | | | |
| (Funds were first received in this option during November 2011) | | | |
| Value at beginning of period | $10.04 | $8.80 | $8.48 |
| Value at end of period | $13.08 | $10.04 | $8.80 |
| Number of accumulation units outstanding at end of period | 13,254 | 6,537 | 17,822 |
| **ING MIDCAP OPPORTUNITIES PORTFOLIO** | | | |
| (Funds were first received in this option during November 2011) | | | |
| Value at beginning of period | $21.94 | $19.31 | $19.50 |
| Value at end of period | $28.81 | $21.94 | $19.31 |
| Number of accumulation units outstanding at end of period | 543 | 289 | 114 |
| **ING MONEY MARKET PORTFOLIO** | | | |
| (Funds were first received in this option during November 2011) | | | |
| Value at beginning of period | $11.86 | $11.91 | $11.92 |
| Value at end of period | $11.80 | $11.86 | $11.91 |
| Number of accumulation units outstanding at end of period | 3,883 | 3,904 | 5,519 |
| **ING MULTI-MANAGER LARGE CAP CORE PORTFOLIO** | | | |
| (Funds were first received in this option during November 2011) | | | |
| Value at beginning of period | $11.10 | $10.10 | $10.04 |
| Value at end of period | $14.43 | $11.10 | $10.10 |
| Number of accumulation units outstanding at end of period | 3,264 | 3,264 | 2,753 |
| **ING OPPENHEIMER GLOBAL PORTFOLIO** | | | |
| (Funds were first received in this option during November 2011) | | | |
| Value at beginning of period | $15.44 | $12.75 | $12.84 |
| Value at end of period | $19.53 | $15.44 | $12.75 |
| Number of accumulation units outstanding at end of period | 13,719 | 13,986 | 15,370 |
| **ING SMALLCAP OPPORTUNITIES PORTFOLIO** | | | |
| (Funds were first received in this option during November 2011) | | | |
| Value at beginning of period | $14.16 | $12.35 | $12.15 |
| Value at end of period | $19.59 | $14.16 | $12.35 |
| Number of accumulation units outstanding at end of period | 98 | 0 | 6,768 |
| **ING SMALL COMPANY PORTFOLIO** | | | |
| (Funds were first received in this option during November 2011) | | | |
| Value at beginning of period | $20.17 | $17.70 | $17.27 |
| Value at end of period | $27.64 | $20.17 | $17.70 |
| Number of accumulation units outstanding at end of period | 10 | 19 | 35 |

CFI 380

**Condensed Financial Information (continued)**

| | 2013 | 2012 | 2011 |
|---|---|---|---|
| **ING STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO** | | | |
| (Funds were first received in this option during November 2011) | | | |
| Value at beginning of period | $15.25 | $13.65 | $13.54 |
| Value at end of period | $17.02 | $15.25 | $13.65 |
| Number of accumulation units outstanding at end of period | 370 | 16 | 806 |
| **ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO** | | | |
| (Funds were first received in this option during October 2013) | | | |
| Value at beginning of period | $20.56 | | |
| Value at end of period | $21.53 | | |
| Number of accumulation units outstanding at end of period | 413 | | |
| **ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO** | | | |
| (Funds were first received in this option during November 2011) | | | |
| Value at beginning of period | $16.50 | $13.94 | $14.19 |
| Value at end of period | $22.86 | $16.50 | $13.94 |
| Number of accumulation units outstanding at end of period | 3,430 | 21,800 | 3,950 |
| **ING TEMPLETON FOREIGN EQUITY PORTFOLIO** | | | |
| (Funds were first received in this option during November 2011) | | | |
| Value at beginning of period | $9.32 | $7.88 | $7.94 |
| Value at end of period | $11.16 | $9.32 | $7.88 |
| Number of accumulation units outstanding at end of period | 3,899 | 3,901 | 3,242 |
| **INVESCO V.I. AMERICAN FRANCHISE FUND** | | | |
| (Funds were first received in this option during October 2013) | | | |
| Value at beginning of period | $46.75 | | |
| Value at end of period | $50.39 | | |
| Number of accumulation units outstanding at end of period | 200 | | |
| **INVESCO V.I. CORE EQUITY FUND** | | | |
| (Funds were first received in this option during November 2011) | | | |
| Value at beginning of period | $16.08 | $14.19 | $14.32 |
| Value at end of period | $20.68 | $16.08 | $14.19 |
| Number of accumulation units outstanding at end of period | 13 | 28 | 773 |
| **LORD ABBETT SERIES FUND - MID CAP STOCK PORTFOLIO** | | | |
| (Funds were first received in this option during November 2013) | | | |
| Value at beginning of period | $22.48 | | |
| Value at end of period | $23.39 | | |
| Number of accumulation units outstanding at end of period | 82 | | |

**TABLE 45**

FOR CONTRACTS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 0.75%

(Selected data for accumulation units outstanding throughout each period)

| | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 |
|---|---|---|---|---|---|---|
| **AMANA GROWTH FUND** | | | | | | |
| (Funds were first received in this option during January 2011) | | | | | | |
| Value at beginning of period | $15.22 | $13.79 | $14.34 | | | |
| Value at end of period | $18.56 | $15.22 | $13.79 | | | |
| Number of accumulation units outstanding at end of period | 93 | 93 | 93 | | | |

**Condensed Financial Information (continued)**

| | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 |
|---|---|---|---|---|---|---|
| **AMANA INCOME FUND** | | | | | | |
| (Funds were first received in this option during January 2011) | | | | | | |
| Value at beginning of period | $14.77 | $13.58 | $13.41 | | | |
| Value at end of period | $19.02 | $14.77 | $13.58 | | | |
| Number of accumulation units outstanding at end of period | 185 | 135 | 133 | | | |
| **AMERICAN CENTURY® INFLATION-ADJUSTED BOND FUND** | | | | | | |
| (Funds were first received in this option during November 2010) | | | | | | |
| Value at beginning of period | $13.34 | $12.60 | $11.23 | $11.34 | | |
| Value at end of period | $12.03 | $13.34 | $12.60 | $11.23 | | |
| Number of accumulation units outstanding at end of period | 0 | 332 | 238 | 10 | | |
| **ASTON/FAIRPOINTE MID CAP FUND** | | | | | | |
| (Funds were first received in this option during December 2012) | | | | | | |
| Value at beginning of period | $12.60 | $12.37 | | | | |
| Value at end of period | $18.07 | $12.60 | | | | |
| Number of accumulation units outstanding at end of period | 3,430 | 2 | | | | |
| **BLACKROCK MID CAP VALUE OPPORTUNITIES FUND** | | | | | | |
| (Funds were first received in this option during April 2010) | | | | | | |
| Value at beginning of period | $17.48 | $15.55 | $15.77 | $14.59 | | |
| Value at end of period | $23.12 | $17.48 | $15.55 | $15.77 | | |
| Number of accumulation units outstanding at end of period | 1,203 | 175 | 175 | 175 | | |
| **COHEN & STEERS REALTY SHARES, INC.** | | | | | | |
| (Funds were first received in this option during February 2012) | | | | | | |
| Value at beginning of period | $10.90 | $10.07 | | | | |
| Value at end of period | $11.15 | $10.90 | | | | |
| Number of accumulation units outstanding at end of period | 170 | 104 | | | | |
| **COLUMBIA℠ ACORN® FUND** | | | | | | |
| (Funds were first received in this option during August 2008) | | | | | | |
| Value at beginning of period | $12.23 | $10.45 | $11.04 | $8.83 | $6.37 | $9.56 |
| Value at end of period | $15.89 | $12.23 | $10.45 | $11.04 | $8.83 | $6.37 |
| Number of accumulation units outstanding at end of period | 0 | 0 | 0 | 28 | 28 | 271 |
| **COLUMBIA DIVERSIFIED EQUITY INCOME FUND** | | | | | | |
| (Funds were first received in this option during August 2008) | | | | | | |
| Value at beginning of period | $9.73 | $8.52 | $9.05 | $7.84 | $6.20 | $9.02 |
| Value at end of period | $12.63 | $9.73 | $8.52 | $9.05 | $7.84 | $6.20 |
| Number of accumulation units outstanding at end of period | 0 | 0 | 0 | 0 | 0 | 187 |
| **EUROPACIFIC GROWTH FUND®** | | | | | | |
| (Funds were first received in this option during August 2008) | | | | | | |
| Value at beginning of period | $8.94 | $7.56 | $8.81 | $8.12 | $5.88 | $8.34 |
| Value at end of period | $10.66 | $8.94 | $7.56 | $8.81 | $8.12 | $5.88 |
| Number of accumulation units outstanding at end of period | 4,887 | 5,453 | 6,103 | 5,315 | 5,853 | 5,628 |
| **FIDELITY® VIP CONTRAFUND® PORTFOLIO** | | | | | | |
| (Funds were first received in this option during August 2008) | | | | | | |
| Value at beginning of period | $9.88 | $8.55 | $8.84 | $7.59 | $5.64 | $8.34 |
| Value at end of period | $12.87 | $9.88 | $8.55 | $8.84 | $7.59 | $5.64 |
| Number of accumulation units outstanding at end of period | 61,944 | 69,720 | 68,421 | 73,979 | 78,775 | 73,289 |
| **FIDELITY® VIP EQUITY-INCOME PORTFOLIO** | | | | | | |
| (Funds were first received in this option during August 2008) | | | | | | |
| Value at beginning of period | $9.41 | $8.08 | $8.07 | $7.06 | $5.46 | $8.09 |
| Value at end of period | $11.97 | $9.41 | $8.08 | $8.07 | $7.06 | $5.46 |
| Number of accumulation units outstanding at end of period | 11,721 | 11,400 | 10,496 | 12,197 | 15,464 | 1,276 |

**Condensed Financial Information (continued)**

| | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 |
|---|---|---|---|---|---|---|
| **FIDELITY® VIP GROWTH PORTFOLIO** | | | | | | |
| (Funds were first received in this option during August 2008) | | | | | | |
| Value at beginning of period | $9.14 | $8.03 | $8.07 | $6.55 | $5.14 | $8.25 |
| Value at end of period | $12.36 | $9.14 | $8.03 | $8.07 | $6.55 | $5.14 |
| Number of accumulation units outstanding at end of period | 33,591 | 25,035 | 22,105 | 22,685 | 23,855 | 23,298 |
| **FIDELITY® VIP OVERSEAS PORTFOLIO** | | | | | | |
| (Funds were first received in this option during August 2008) | | | | | | |
| Value at beginning of period | $7.63 | $6.37 | $7.75 | $6.90 | $5.50 | $7.96 |
| Value at end of period | $9.88 | $7.63 | $6.37 | $7.75 | $6.90 | $5.50 |
| Number of accumulation units outstanding at end of period | 1,622 | 1,504 | 1,362 | 1,273 | 1,094 | 1,313 |
| **FRANKLIN SMALL CAP VALUE SECURITIES FUND** | | | | | | |
| (Funds were first received in this option during August 2008) | | | | | | |
| Value at beginning of period | $11.60 | $9.87 | $10.33 | $8.12 | $6.33 | $9.57 |
| Value at end of period | $15.68 | $11.60 | $9.87 | $10.33 | $8.12 | $6.33 |
| Number of accumulation units outstanding at end of period | 1,419 | 1,293 | 1,174 | 1,179 | 2,265 | 1,766 |
| **FUNDAMENTAL INVESTORS℠** | | | | | | |
| (Funds were first received in this option during August 2011) | | | | | | |
| Value at beginning of period | $10.39 | $8.94 | $9.10 | | | |
| Value at end of period | $13.55 | $10.39 | $8.94 | | | |
| Number of accumulation units outstanding at end of period | 223 | 149 | 56 | | | |
| **ING AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO** | | | | | | |
| (Funds were first received in this option during August 2008) | | | | | | |
| Value at beginning of period | $12.67 | $10.97 | $11.41 | $9.42 | $7.00 | $9.49 |
| Value at end of period | $16.52 | $12.67 | $10.97 | $11.41 | $9.42 | $7.00 |
| Number of accumulation units outstanding at end of period | 0 | 0 | 15 | 121 | 156 | 194 |
| **ING BALANCED PORTFOLIO** | | | | | | |
| (Funds were first received in this option during August 2008) | | | | | | |
| Value at beginning of period | $10.56 | $9.37 | $9.56 | $8.44 | $7.13 | $9.13 |
| Value at end of period | $12.24 | $10.56 | $9.37 | $9.56 | $8.44 | $7.13 |
| Number of accumulation units outstanding at end of period | 4,449 | 6,068 | 10,192 | 10,246 | 12,395 | 12,434 |
| **ING BARON GROWTH PORTFOLIO** | | | | | | |
| (Funds were first received in this option during August 2008) | | | | | | |
| Value at beginning of period | $11.50 | $9.68 | $9.54 | $7.60 | $5.66 | $8.64 |
| Value at end of period | $15.84 | $11.50 | $9.68 | $9.54 | $7.60 | $5.66 |
| Number of accumulation units outstanding at end of period | 4,717 | 2,438 | 2,080 | 1,915 | 1,094 | 813 |
| **ING BLACKROCK HEALTH SCIENCES OPPORTUNITIES PORTFOLIO** | | | | | | |
| (Funds were first received in this option during August 2008) | | | | | | |
| Value at beginning of period | $10.97 | $9.31 | $8.95 | $8.43 | $7.07 | $9.63 |
| Value at end of period | $15.71 | $10.97 | $9.31 | $8.95 | $8.43 | $7.07 |
| Number of accumulation units outstanding at end of period | 729 | 81 | 0 | 28 | 28 | 28 |
| **ING BLACKROCK LARGE CAP GROWTH PORTFOLIO** | | | | | | |
| (Funds were first received in this option during August 2008) | | | | | | |
| Value at beginning of period | $9.65 | $8.47 | $8.65 | $7.67 | $5.92 | $8.60 |
| Value at end of period | $12.78 | $9.65 | $8.47 | $8.65 | $7.67 | $5.92 |
| Number of accumulation units outstanding at end of period | 11,234 | 10,437 | 9,617 | 10,279 | 10,063 | 8,119 |
| **ING CLARION GLOBAL REAL ESTATE PORTFOLIO** | | | | | | |
| (Funds were first received in this option during September 2008) | | | | | | |
| Value at beginning of period | $12.12 | $9.69 | $10.29 | $8.91 | $6.71 | $9.75 |
| Value at end of period | $12.51 | $12.12 | $9.69 | $10.29 | $8.91 | $6.71 |
| Number of accumulation units outstanding at end of period | 455 | 404 | 245 | 291 | 277 | 246 |

# Condensed Financial Information (continued)

| | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 |
|---|---|---|---|---|---|---|
| **ING CLARION REAL ESTATE PORTFOLIO** | | | | | | |
| (Funds were first received in this option during August 2008) | | | | | | |
| Value at beginning of period | $11.38 | $9.93 | $9.13 | $7.19 | $5.33 | $9.05 |
| Value at end of period | $11.53 | $11.38 | $9.93 | $9.13 | $7.19 | $5.33 |
| Number of accumulation units outstanding at end of period | 173 | 171 | 128 | 127 | 927 | 452 |
| **ING COLUMBIA CONTRARIAN CORE PORTFOLIO** | | | | | | |
| (Funds were first received in this option during August 2008) | | | | | | |
| Value at beginning of period | $9.09 | $8.16 | $8.63 | $7.76 | $5.94 | $8.55 |
| Value at end of period | $12.16 | $9.09 | $8.16 | $8.63 | $7.76 | $5.94 |
| Number of accumulation units outstanding at end of period | 0 | 30 | 30 | 30 | 736 | 585 |
| **ING COLUMBIA SMALL CAP VALUE II PORTFOLIO** | | | | | | |
| (Funds were first received in this option during August 2011) | | | | | | |
| Value at beginning of period | $10.55 | $9.31 | $9.55 | | | |
| Value at end of period | $14.66 | $10.55 | $9.31 | | | |
| Number of accumulation units outstanding at end of period | 243 | 146 | 55 | | | |
| **ING FMR℠ DIVERSIFIED MID CAP PORTFOLIO** | | | | | | |
| (Funds were first received in this option during August 2008) | | | | | | |
| Value at beginning of period | $10.48 | $9.21 | $10.42 | $8.18 | $5.92 | $9.00 |
| Value at end of period | $14.15 | $10.48 | $9.21 | $10.42 | $8.18 | $5.92 |
| Number of accumulation units outstanding at end of period | 921 | 897 | 881 | 855 | 19 | 300 |
| **ING GLOBAL BOND PORTFOLIO** | | | | | | |
| (Funds were first received in this option during August 2008) | | | | | | |
| Value at beginning of period | $13.00 | $12.14 | $11.80 | $10.26 | $8.50 | $10.05 |
| Value at end of period | $12.39 | $13.00 | $12.14 | $11.80 | $10.26 | $8.50 |
| Number of accumulation units outstanding at end of period | 1,333 | 1,410 | 1,463 | 1,445 | 1,786 | 3,178 |
| **ING GLOBAL RESOURCES PORTFOLIO** | | | | | | |
| (Funds were first received in this option during August 2008) | | | | | | |
| Value at beginning of period | $8.59 | $8.91 | $9.88 | $8.19 | $6.00 | $9.38 |
| Value at end of period | $9.69 | $8.59 | $8.91 | $9.88 | $8.19 | $6.00 |
| Number of accumulation units outstanding at end of period | 4,340 | 9,445 | 9,053 | 9,409 | 10,227 | 8,628 |
| **ING GROWTH AND INCOME PORTFOLIO** | | | | | | |
| (Funds were first received in this option during August 2008) | | | | | | |
| Value at beginning of period | $10.16 | $8.84 | $8.93 | $7.88 | $6.10 | $8.78 |
| Value at end of period | $13.17 | $10.16 | $8.84 | $8.93 | $7.88 | $6.10 |
| Number of accumulation units outstanding at end of period | 21,927 | 22,529 | 23,495 | 24,625 | 20,845 | 22,885 |
| **ING INDEX PLUS LARGECAP PORTFOLIO** | | | | | | |
| (Funds were first received in this option during August 2008) | | | | | | |
| Value at beginning of period | $9.63 | $8.47 | $8.55 | $7.56 | $6.18 | $8.55 |
| Value at end of period | $12.70 | $9.63 | $8.47 | $8.55 | $7.56 | $6.18 |
| Number of accumulation units outstanding at end of period | 4,348 | 6,177 | 6,553 | 7,441 | 7,298 | 6,908 |
| **ING INDEX PLUS MIDCAP PORTFOLIO** | | | | | | |
| (Funds were first received in this option during August 2008) | | | | | | |
| Value at beginning of period | $10.92 | $9.35 | $9.53 | $7.88 | $6.03 | $9.10 |
| Value at end of period | $14.59 | $10.92 | $9.35 | $9.53 | $7.88 | $6.03 |
| Number of accumulation units outstanding at end of period | 4,356 | 4,042 | 4,191 | 3,938 | 3,606 | 2,964 |
| **ING INDEX PLUS SMALLCAP PORTFOLIO** | | | | | | |
| (Funds were first received in this option during August 2008) | | | | | | |
| Value at beginning of period | $10.27 | $9.21 | $9.35 | $7.67 | $6.19 | $9.13 |
| Value at end of period | $14.55 | $10.27 | $9.21 | $9.35 | $7.67 | $6.19 |
| Number of accumulation units outstanding at end of period | 4,668 | 3,220 | 2,952 | 4,371 | 4,238 | 3,489 |

| | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 |
|---|---|---|---|---|---|---|
| **ING INTERMEDIATE BOND PORTFOLIO** | | | | | | |
| (Funds were first received in this option during August 2008) | | | | | | |
| Value at beginning of period | $12.90 | $11.88 | $11.13 | $10.21 | $9.22 | $9.83 |
| Value at end of period | $12.79 | $12.90 | $11.88 | $11.13 | $10.21 | $9.22 |
| Number of accumulation units outstanding at end of period | 13,883 | 15,404 | 14,637 | 14,145 | 13,128 | 12,500 |
| **ING INTERNATIONAL INDEX PORTFOLIO** | | | | | | |
| (Funds were first received in this option during August 2008) | | | | | | |
| Value at beginning of period | $8.30 | $7.04 | $8.08 | $7.55 | $5.95 | $8.48 |
| Value at end of period | $10.00 | $8.30 | $7.04 | $8.08 | $7.55 | $5.95 |
| Number of accumulation units outstanding at end of period | 33 | 63 | 359 | 275 | 551 | 41 |
| **ING INTERNATIONAL VALUE PORTFOLIO** | | | | | | |
| (Funds were first received in this option during August 2008) | | | | | | |
| Value at beginning of period | $7.27 | $6.15 | $7.28 | $7.16 | $5.67 | $8.13 |
| Value at end of period | $8.75 | $7.27 | $6.15 | $7.28 | $7.16 | $5.67 |
| Number of accumulation units outstanding at end of period | 43 | 43 | 43 | 43 | 1,533 | 637 |
| **ING INVESCO COMSTOCK PORTFOLIO** | | | | | | |
| (Funds were first received in this option during August 2008) | | | | | | |
| Value at beginning of period | $10.07 | $8.55 | $8.80 | $7.70 | $6.03 | $8.44 |
| Value at end of period | $13.49 | $10.07 | $8.55 | $8.80 | $7.70 | $6.03 |
| Number of accumulation units outstanding at end of period | 1,970 | 1,969 | 1,969 | 2,211 | 2,013 | 1,750 |
| **ING INVESCO EQUITY AND INCOME PORTFOLIO** | | | | | | |
| (Funds were first received in this option during August 2008) | | | | | | |
| Value at beginning of period | $11.17 | $9.97 | $10.16 | $9.11 | $7.48 | $9.06 |
| Value at end of period | $13.85 | $11.17 | $9.97 | $10.16 | $9.11 | $7.48 |
| Number of accumulation units outstanding at end of period | 4,011 | 4,395 | 4,690 | 6,363 | 6,284 | 6,347 |
| **ING INVESCO GROWTH AND INCOME PORTFOLIO** | | | | | | |
| (Funds were first received in this option during August 2008) | | | | | | |
| Value at beginning of period | $9.97 | $8.77 | $9.03 | $8.09 | $6.57 | $8.60 |
| Value at end of period | $13.25 | $9.97 | $8.77 | $9.03 | $8.09 | $6.57 |
| Number of accumulation units outstanding at end of period | 5,297 | 4,366 | 4,688 | 4,424 | 4,124 | 3,800 |
| **ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO** | | | | | | |
| (Funds were first received in this option during August 2008) | | | | | | |
| Value at beginning of period | $9.54 | $8.07 | $9.95 | $8.33 | $4.89 | $8.04 |
| Value at end of period | $8.93 | $9.54 | $8.07 | $9.95 | $8.33 | $4.89 |
| Number of accumulation units outstanding at end of period | 3,075 | 2,518 | 2,014 | 1,845 | 2,540 | 2,215 |
| **ING JPMORGAN MID CAP VALUE PORTFOLIO** | | | | | | |
| (Funds were first received in this option during August 2008) | | | | | | |
| Value at beginning of period | $11.94 | $10.02 | $9.92 | $8.12 | $6.51 | $9.03 |
| Value at end of period | $15.58 | $11.94 | $10.02 | $9.92 | $8.12 | $6.51 |
| Number of accumulation units outstanding at end of period | 558 | 385 | 227 | 118 | 517 | 466 |
| **ING LARGE CAP GROWTH PORTFOLIO** | | | | | | |
| (Funds were first received in this option during January 2011) | | | | | | |
| Value at beginning of period | $12.14 | $10.35 | $10.32 | | | |
| Value at end of period | $15.77 | $12.14 | $10.35 | | | |
| Number of accumulation units outstanding at end of period | 3,387 | 3,625 | 3,481 | | | |
| **ING LARGE CAP VALUE PORTFOLIO** | | | | | | |
| (Funds were first received in this option during August 2008) | | | | | | |
| Value at beginning of period | $10.41 | $9.15 | $8.90 | $7.51 | $6.72 | $9.03 |
| Value at end of period | $13.52 | $10.41 | $9.15 | $8.90 | $7.51 | $6.72 |
| Number of accumulation units outstanding at end of period | 12,653 | 11,776 | 10,831 | 5,645 | 5,205 | 5,392 |

CFI 385

**Condensed Financial Information (continued)**

| | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 |
|---|---|---|---|---|---|---|
| **ING MARSICO GROWTH PORTFOLIO** | | | | | | |
| (Funds were first received in this option during August 2008) | | | | | | |
| Value at beginning of period | $11.08 | $9.89 | $10.11 | $8.48 | $6.60 | $9.50 |
| Value at end of period | $14.95 | $11.08 | $9.89 | $10.11 | $8.48 | $6.60 |
| Number of accumulation units outstanding at end of period | 34 | 2 | 0 | 27 | 27 | 20 |
| **ING MFS TOTAL RETURN PORTFOLIO** | | | | | | |
| (Funds were first received in this option during August 2008) | | | | | | |
| Value at beginning of period | $10.79 | $9.78 | $9.70 | $8.90 | $7.60 | $9.24 |
| Value at end of period | $12.72 | $10.79 | $9.78 | $9.70 | $8.90 | $7.60 |
| Number of accumulation units outstanding at end of period | 1,614 | 1,765 | 1,764 | 1,739 | 2,250 | 470 |
| **ING MFS UTILITIES PORTFOLIO** | | | | | | |
| (Funds were first received in this option during August 2008) | | | | | | |
| Value at beginning of period | $11.11 | $9.88 | $9.36 | $8.29 | $6.29 | $8.89 |
| Value at end of period | $13.25 | $11.11 | $9.88 | $9.36 | $8.29 | $6.29 |
| Number of accumulation units outstanding at end of period | 4,900 | 5,580 | 5,309 | 4,975 | 5,395 | 5,841 |
| **ING MIDCAP OPPORTUNITIES PORTFOLIO** | | | | | | |
| (Funds were first received in this option during August 2008) | | | | | | |
| Value at beginning of period | $12.92 | $11.40 | $11.54 | $8.92 | $6.36 | $9.50 |
| Value at end of period | $16.92 | $12.92 | $11.40 | $11.54 | $8.92 | $6.36 |
| Number of accumulation units outstanding at end of period | 4,713 | 2,760 | 1,907 | 118 | 110 | 109 |
| **ING MONEY MARKET PORTFOLIO** | | | | | | |
| (Funds were first received in this option during August 2008) | | | | | | |
| Value at beginning of period | $10.08 | $10.16 | $10.23 | $10.28 | $10.33 | $10.28 |
| Value at end of period | $10.01 | $10.08 | $10.16 | $10.23 | $10.28 | $10.33 |
| Number of accumulation units outstanding at end of period | 461 | 610 | 561 | 10,901 | 11,106 | 11,048 |
| **ING MULTI-MANAGER LARGE CAP CORE PORTFOLIO** | | | | | | |
| (Funds were first received in this option during August 2008) | | | | | | |
| Value at beginning of period | $9.45 | $8.61 | $9.07 | $7.87 | $6.37 | $9.01 |
| Value at end of period | $12.25 | $9.45 | $8.61 | $9.07 | $7.87 | $6.37 |
| Number of accumulation units outstanding at end of period | 81 | 4 | 0 | 0 | 0 | 264 |
| **ING OPPENHEIMER GLOBAL PORTFOLIO** | | | | | | |
| (Funds were first received in this option during August 2008) | | | | | | |
| Value at beginning of period | $10.09 | $8.35 | $9.16 | $7.95 | $5.74 | $8.34 |
| Value at end of period | $12.73 | $10.09 | $8.35 | $9.16 | $7.95 | $5.74 |
| Number of accumulation units outstanding at end of period | 22,399 | 20,302 | 20,741 | 25,596 | 27,739 | 29,434 |
| **ING PIMCO HIGH YIELD PORTFOLIO** | | | | | | |
| (Funds were first received in this option during August 2008) | | | | | | |
| Value at beginning of period | $15.13 | $13.37 | $12.90 | $11.37 | $7.67 | $9.55 |
| Value at end of period | $15.86 | $15.13 | $13.37 | $12.90 | $11.37 | $7.67 |
| Number of accumulation units outstanding at end of period | 826 | 751 | 1,327 | 1,327 | 2,080 | 699 |
| **ING PIMCO TOTAL RETURN PORTFOLIO** | | | | | | |
| (Funds were first received in this option during August 2008) | | | | | | |
| Value at beginning of period | $13.31 | $12.44 | $12.13 | $11.37 | $10.17 | $10.21 |
| Value at end of period | $12.97 | $13.31 | $12.44 | $12.13 | $11.37 | $10.17 |
| Number of accumulation units outstanding at end of period | 802 | 2,032 | 980 | 1,158 | 1,159 | 316 |
| **ING PIONEER HIGH YIELD PORTFOLIO** | | | | | | |
| (Funds were first received in this option during December 2009) | | | | | | |
| Value at beginning of period | $15.45 | $13.39 | $13.59 | $11.50 | $11.50 | |
| Value at end of period | $17.22 | $15.45 | $13.39 | $13.59 | $11.50 | |
| Number of accumulation units outstanding at end of period | 16 | 16 | 16 | 11 | 0 | |

CFI 386

| | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 |
|---|---|---|---|---|---|---|
| **ING RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO** | | | | | | |
| (Funds were first received in this option during January 2011) | | | | | | |
| Value at beginning of period | $16.55 | $14.56 | $14.39 | | | |
| Value at end of period | $21.68 | $16.55 | $14.56 | | | |
| Number of accumulation units outstanding at end of period | 266 | 167 | 111 | | | |
| **ING RUSSELL™ LARGE CAP INDEX PORTFOLIO** | | | | | | |
| (Funds were first received in this option during July 2009) | | | | | | |
| Value at beginning of period | $10.63 | $9.27 | $9.11 | $8.18 | $6.94 | |
| Value at end of period | $13.94 | $10.63 | $9.27 | $9.11 | $8.18 | |
| Number of accumulation units outstanding at end of period | 190 | 188 | 49 | 825 | 339 | |
| **ING RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO** | | | | | | |
| (Funds were first received in this option during July 2009) | | | | | | |
| Value at beginning of period | $15.03 | $13.06 | $13.09 | $11.87 | $10.06 | |
| Value at end of period | $19.62 | $15.03 | $13.06 | $13.09 | $11.87 | |
| Number of accumulation units outstanding at end of period | 1,232 | 995 | 818 | 597 | 435 | |
| **ING RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO** | | | | | | |
| (Funds were first received in this option during August 2009) | | | | | | |
| Value at beginning of period | $17.88 | $15.59 | $16.06 | $12.86 | $11.42 | |
| Value at end of period | $23.93 | $17.88 | $15.59 | $16.06 | $12.86 | |
| Number of accumulation units outstanding at end of period | 2,251 | 1,405 | 1,307 | 26 | 20 | |
| **ING RUSSELL™ MID CAP INDEX PORTFOLIO** | | | | | | |
| (Funds were first received in this option during May 2010) | | | | | | |
| Value at beginning of period | $11.63 | $10.01 | $10.28 | $8.47 | | |
| Value at end of period | $15.49 | $11.63 | $10.01 | $10.28 | | |
| Number of accumulation units outstanding at end of period | 425 | 492 | 368 | 526 | | |
| **ING RUSSELL™ SMALL CAP INDEX PORTFOLIO** | | | | | | |
| (Funds were first received in this option during May 2010) | | | | | | |
| Value at beginning of period | $12.09 | $10.50 | $11.01 | $9.10 | | |
| Value at end of period | $16.66 | $12.09 | $10.50 | $11.01 | | |
| Number of accumulation units outstanding at end of period | 504 | 534 | 369 | 485 | | |
| **ING SMALLCAP OPPORTUNITIES PORTFOLIO** | | | | | | |
| (Funds were first received in this option during August 2008) | | | | | | |
| Value at beginning of period | $12.37 | $10.82 | $10.81 | $8.23 | $6.33 | $9.61 |
| Value at end of period | $17.07 | $12.37 | $10.82 | $10.81 | $8.23 | $6.33 |
| Number of accumulation units outstanding at end of period | 1,730 | 558 | 438 | 317 | 182 | 62 |
| **ING SMALL COMPANY PORTFOLIO** | | | | | | |
| (Funds were first received in this option during August 2008) | | | | | | |
| Value at beginning of period | $11.33 | $9.97 | $10.30 | $8.35 | $6.59 | $9.64 |
| Value at end of period | $15.50 | $11.33 | $9.97 | $10.30 | $8.35 | $6.59 |
| Number of accumulation units outstanding at end of period | 1,551 | 1,198 | 1,111 | 1,078 | 1,094 | 870 |
| **ING SOLUTION 2015 PORTFOLIO** | | | | | | |
| (Funds were first received in this option during August 2008) | | | | | | |
| Value at beginning of period | $10.48 | $9.47 | $9.61 | $8.71 | $7.17 | $9.20 |
| Value at end of period | $11.35 | $10.48 | $9.47 | $9.61 | $8.71 | $7.17 |
| Number of accumulation units outstanding at end of period | 0 | 0 | 379 | 312 | 239 | 155 |
| **ING SOLUTION 2025 PORTFOLIO** | | | | | | |
| (Funds were first received in this option during August 2008) | | | | | | |
| Value at beginning of period | $9.82 | $8.72 | $9.07 | $8.03 | $6.43 | $8.83 |
| Value at end of period | $11.34 | $9.82 | $8.72 | $9.07 | $8.03 | $6.43 |
| Number of accumulation units outstanding at end of period | 0 | 901 | 901 | 168 | 168 | 138 |

**Condensed Financial Information (continued)**

|  | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 |
|---|---|---|---|---|---|---|
| **ING SOLUTION 2035 PORTFOLIO** | | | | | | |
| (Funds were first received in this option during August 2008) | | | | | | |
| Value at beginning of period | $9.57 | $8.38 | $8.85 | $7.78 | $6.11 | $8.65 |
| Value at end of period | $11.43 | $9.57 | $8.38 | $8.85 | $7.78 | $6.11 |
| Number of accumulation units outstanding at end of period | 3,342 | 5,213 | 4,603 | 1,785 | 1,786 | 1,785 |
| **ING SOLUTION 2045 PORTFOLIO** | | | | | | |
| (Funds were first received in this option during August 2008) | | | | | | |
| Value at beginning of period | $9.25 | $8.07 | $8.58 | $7.51 | $5.82 | $8.52 |
| Value at end of period | $11.34 | $9.25 | $8.07 | $8.58 | $7.51 | $5.82 |
| Number of accumulation units outstanding at end of period | 3,342 | 3,834 | 4,000 | 3,310 | 3,224 | 2,947 |
| **ING SOLUTION BALANCED PORTFOLIO** | | | | | | |
| (Funds were first received in this option during August 2008) | | | | | | |
| Value at beginning of period | $10.48 | $9.29 | $9.59 | $8.57 | $6.95 | $9.28 |
| Value at end of period | $12.03 | $10.48 | $9.29 | $9.59 | $8.57 | $6.95 |
| Number of accumulation units outstanding at end of period | 9 | 9 | 9 | 9 | 9 | 9 |
| **ING SOLUTION INCOME PORTFOLIO** | | | | | | |
| (Funds were first received in this option during May 2010) | | | | | | |
| Value at beginning of period | $11.35 | $10.42 | $10.46 | $9.67 | | |
| Value at end of period | $12.05 | $11.35 | $10.42 | $10.46 | | |
| Number of accumulation units outstanding at end of period | 208 | 205 | 201 | 198 | | |
| **ING STRATEGIC ALLOCATION GROWTH PORTFOLIO** | | | | | | |
| (Funds were first received in this option during August 2008) | | | | | | |
| Value at beginning of period | $9.66 | $8.47 | $8.79 | $7.83 | $6.30 | $8.72 |
| Value at end of period | $11.74 | $9.66 | $8.47 | $8.79 | $7.83 | $6.30 |
| Number of accumulation units outstanding at end of period | 172 | 172 | 141 | 113 | 80 | 39 |
| **ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO** | | | | | | |
| (Funds were first received in this option during August 2008) | | | | | | |
| Value at beginning of period | $12.37 | $10.88 | $10.66 | $9.42 | $7.12 | $9.71 |
| Value at end of period | $15.00 | $12.37 | $10.88 | $10.66 | $9.42 | $7.12 |
| Number of accumulation units outstanding at end of period | 3,096 | 1,977 | 1,603 | 1,721 | 1,302 | 444 |
| **ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO** | | | | | | |
| (Funds were first received in this option during August 2008) | | | | | | |
| Value at beginning of period | $11.30 | $9.81 | $10.26 | $8.04 | $5.53 | $9.16 |
| Value at end of period | $15.16 | $11.30 | $9.81 | $10.26 | $8.04 | $5.53 |
| Number of accumulation units outstanding at end of period | 18,143 | 18,431 | 18,164 | 20,112 | 19,832 | 18,898 |
| **ING T. ROWE PRICE EQUITY INCOME PORTFOLIO** | | | | | | |
| (Funds were first received in this option during August 2008) | | | | | | |
| Value at beginning of period | $10.09 | $8.68 | $8.82 | $7.73 | $6.23 | $8.67 |
| Value at end of period | $13.00 | $10.09 | $8.68 | $8.82 | $7.73 | $6.23 |
| Number of accumulation units outstanding at end of period | 5,774 | 5,213 | 5,044 | 5,000 | 5,052 | 3,806 |
| **ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO** | | | | | | |
| (Funds were first received in this option during August 2008) | | | | | | |
| Value at beginning of period | $10.74 | $9.10 | $9.27 | $7.99 | $5.63 | $8.73 |
| Value at end of period | $14.85 | $10.74 | $9.10 | $9.27 | $7.99 | $5.63 |
| Number of accumulation units outstanding at end of period | 7,687 | 6,898 | 6,053 | 5,206 | 4,444 | 4,118 |
| **ING T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO** | | | | | | |
| (Funds were first received in this option during August 2008) | | | | | | |
| Value at beginning of period | $7.80 | $6.62 | $7.61 | $6.74 | $4.93 | $7.95 |
| Value at end of period | $8.85 | $7.80 | $6.62 | $7.61 | $6.74 | $4.93 |
| Number of accumulation units outstanding at end of period | 36 | 36 | 560 | 470 | 373 | 717 |

**Condensed Financial Information (continued)**

| | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 |
|---|---|---|---|---|---|---|
| **ING TEMPLETON FOREIGN EQUITY PORTFOLIO** | | | | | | |
| (Funds were first received in this option during August 2008) | | | | | | |
| Value at beginning of period | $9.24 | $7.83 | $8.96 | $8.30 | $6.32 | $8.86 |
| Value at end of period | $11.03 | $9.24 | $7.83 | $8.96 | $8.30 | $6.32 |
| Number of accumulation units outstanding at end of period | 0 | 24 | 0 | 0 | 110 | 75 |
| **ING TEMPLETON GLOBAL GROWTH PORTFOLIO** | | | | | | |
| (Funds were first received in this option during August 2008) | | | | | | |
| Value at beginning of period | $9.38 | $7.76 | $8.29 | $7.75 | $5.90 | $8.41 |
| Value at end of period | $12.16 | $9.38 | $7.76 | $8.29 | $7.75 | $5.90 |
| Number of accumulation units outstanding at end of period | 0 | 0 | 0 | 0 | 546 | 48 |
| **ING U.S. BOND INDEX PORTFOLIO** | | | | | | |
| (Funds were first received in this option during August 2008) | | | | | | |
| Value at beginning of period | $12.43 | $12.06 | $11.34 | $10.76 | $10.24 | $9.88 |
| Value at end of period | $12.02 | $12.43 | $12.06 | $11.34 | $10.76 | $10.24 |
| Number of accumulation units outstanding at end of period | 359 | 409 | 409 | 409 | 774 | 7 |
| **INVESCO V.I. AMERICAN FRANCHISE FUND** | | | | | | |
| (Funds were first received in this option during April 2012) | | | | | | |
| Value at beginning of period | $36.06 | $37.18 | | | | |
| Value at end of period | $50.16 | $36.06 | | | | |
| Number of accumulation units outstanding at end of period | 119 | 119 | | | | |
| **INVESCO V.I. CORE EQUITY FUND** | | | | | | |
| (Funds were first received in this option during August 2008) | | | | | | |
| Value at beginning of period | $10.64 | $9.41 | $9.49 | $8.73 | $6.85 | $9.52 |
| Value at end of period | $13.65 | $10.64 | $9.41 | $9.49 | $8.73 | $6.85 |
| Number of accumulation units outstanding at end of period | 198 | 305 | 240 | 206 | 169 | 123 |
| **LORD ABBETT SERIES FUND - MID CAP STOCK PORTFOLIO** | | | | | | |
| (Funds were first received in this option during August 2008) | | | | | | |
| Value at beginning of period | $9.68 | $8.51 | $8.94 | $7.18 | $5.71 | $8.34 |
| Value at end of period | $12.52 | $9.68 | $8.51 | $8.94 | $7.18 | $5.71 |
| Number of accumulation units outstanding at end of period | 2,735 | 2,061 | 1,871 | 1,671 | 1,315 | 874 |
| **NEUBERGER BERMAN SOCIALLY RESPONSIVE FUND®** | | | | | | |
| (Funds were first received in this option during October 2013) | | | | | | |
| Value at beginning of period | $12.81 | | | | | |
| Value at end of period | $13.91 | | | | | |
| Number of accumulation units outstanding at end of period | 519 | | | | | |
| **NEW PERSPECTIVE FUND®** | | | | | | |
| (Funds were first received in this option during August 2008) | | | | | | |
| Value at beginning of period | $10.25 | $8.55 | $9.33 | $8.34 | $6.11 | $8.60 |
| Value at end of period | $12.90 | $10.25 | $8.55 | $9.33 | $8.34 | $6.11 |
| Number of accumulation units outstanding at end of period | 4,009 | 60 | 0 | 0 | 81 | 46 |
| **OPPENHEIMER DEVELOPING MARKETS FUND** | | | | | | |
| (Funds were first received in this option during August 2008) | | | | | | |
| Value at beginning of period | $11.32 | $9.44 | $11.61 | $9.22 | $5.11 | $8.47 |
| Value at end of period | $12.18 | $11.32 | $9.44 | $11.61 | $9.22 | $5.11 |
| Number of accumulation units outstanding at end of period | 4,742 | 7,079 | 9,398 | 9,774 | 7,544 | 5,493 |
| **OPPENHEIMER MAIN STREET SMALL CAP FUND®/VA** | | | | | | |
| (Funds were first received in this option during August 2008) | | | | | | |
| Value at beginning of period | $11.10 | $9.48 | $9.77 | $7.97 | $5.85 | $9.10 |
| Value at end of period | $15.53 | $11.10 | $9.48 | $9.77 | $7.97 | $5.85 |
| Number of accumulation units outstanding at end of period | 2,417 | 1,546 | 1,305 | 1,089 | 811 | 297 |

# Condensed Financial Information (continued)

| | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 |
|---|---|---|---|---|---|---|
| **PAX WORLD BALANCED FUND** | | | | | | |
| (Funds were first received in this option during August 2008) | | | | | | |
| Value at beginning of period | $9.92 | $8.98 | $9.22 | $8.30 | $6.89 | $9.14 |
| Value at end of period | $11.45 | $9.92 | $8.98 | $9.22 | $8.30 | $6.89 |
| Number of accumulation units outstanding at end of period | 744 | 603 | 455 | 495 | 299 | 116 |
| **PIMCO VIT REAL RETURN PORTFOLIO** | | | | | | |
| (Funds were first received in this option during August 2008) | | | | | | |
| Value at beginning of period | $14.38 | $13.32 | $12.02 | $11.20 | $9.53 | $10.71 |
| Value at end of period | $12.96 | $14.38 | $13.32 | $12.02 | $11.20 | $9.53 |
| Number of accumulation units outstanding at end of period | 1,099 | 1,093 | 2,123 | 2,123 | 855 | 1,329 |
| **PIONEER EMERGING MARKETS VCT PORTFOLIO** | | | | | | |
| (Funds were first received in this option during August 2008) | | | | | | |
| Value at beginning of period | $6.93 | $6.24 | $8.21 | $7.13 | $4.12 | $7.65 |
| Value at end of period | $6.75 | $6.93 | $6.24 | $8.21 | $7.13 | $4.12 |
| Number of accumulation units outstanding at end of period | 1,470 | 2,609 | 2,358 | 2,117 | 3,495 | 3,212 |
| **PIONEER HIGH YIELD VCT PORTFOLIO** | | | | | | |
| (Funds were first received in this option during April 2009) | | | | | | |
| Value at beginning of period | $13.28 | $11.53 | $11.82 | $10.08 | $7.29 | |
| Value at end of period | $14.77 | $13.28 | $11.53 | $11.82 | $10.08 | |
| Number of accumulation units outstanding at end of period | 687 | 498 | 460 | 376 | 306 | |
| **SMALLCAP WORLD FUND®** | | | | | | |
| (Funds were first received in this option during August 2008) | | | | | | |
| Value at beginning of period | $10.67 | $8.81 | $10.36 | $8.35 | $5.48 | $8.85 |
| Value at end of period | $13.70 | $10.67 | $8.81 | $10.36 | $8.35 | $5.48 |
| Number of accumulation units outstanding at end of period | 1,337 | 0 | 0 | 30 | 30 | 22 |
| **TEMPLETON GLOBAL BOND FUND** | | | | | | |
| (Funds were first received in this option during August 2008) | | | | | | |
| Value at beginning of period | $15.56 | $13.54 | $13.97 | $12.49 | $10.59 | $10.29 |
| Value at end of period | $15.78 | $15.56 | $13.54 | $13.97 | $12.49 | $10.59 |
| Number of accumulation units outstanding at end of period | 1,160 | 2,903 | 2,640 | 2,426 | 1,623 | 233 |
| **THE GROWTH FUND OF AMERICA®** | | | | | | |
| (Funds were first received in this option during August 2008) | | | | | | |
| Value at beginning of period | $9.93 | $8.30 | $8.79 | $7.89 | $5.91 | $8.83 |
| Value at end of period | $13.19 | $9.93 | $8.30 | $8.79 | $7.89 | $5.91 |
| Number of accumulation units outstanding at end of period | 25,943 | 28,766 | 27,276 | 26,492 | 25,848 | 21,786 |
| **USAA PRECIOUS METALS AND MINERALS FUND** | | | | | | |
| (Funds were first received in this option during February 2012) | | | | | | |
| Value at beginning of period | $7.65 | $9.60 | | | | |
| Value at end of period | $3.69 | $7.65 | | | | |
| Number of accumulation units outstanding at end of period | 242 | 246 | | | | |
| **WANGER INTERNATIONAL** | | | | | | |
| (Funds were first received in this option during August 2008) | | | | | | |
| Value at beginning of period | $9.63 | $7.98 | $9.42 | $7.59 | $5.11 | $7.66 |
| Value at end of period | $11.69 | $9.63 | $7.98 | $9.42 | $7.59 | $5.11 |
| Number of accumulation units outstanding at end of period | 100 | 114 | 114 | 114 | 100 | 132 |
| **WANGER SELECT** | | | | | | |
| (Funds were first received in this option during August 2008) | | | | | | |
| Value at beginning of period | $9.56 | $8.13 | $9.95 | $7.92 | $4.80 | $8.52 |
| Value at end of period | $12.77 | $9.56 | $8.13 | $9.95 | $7.92 | $4.80 |
| Number of accumulation units outstanding at end of period | 2,988 | 2,942 | 3,246 | 1,552 | 1,129 | 1,348 |

# Condensed Financial Information (continued)

| | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 |
|---|---|---|---|---|---|---|
| **WANGER USA** | | | | | | |
| (Funds were first received in this option during August 2008) | | | | | | |
| Value at beginning of period | $11.49 | $9.64 | $10.07 | $8.22 | $5.83 | $9.06 |
| Value at end of period | $15.25 | $11.49 | $9.64 | $10.07 | $8.22 | $5.83 |
| Number of accumulation units outstanding at end of period | 365 | 298 | 235 | 196 | 151 | 88 |
| **WASHINGTON MUTUAL INVESTORS FUND<sup>SM</sup>** | | | | | | |
| (Funds were first received in this option during August 2008) | | | | | | |
| Value at beginning of period | $10.13 | $9.07 | $8.54 | $7.59 | $6.43 | $8.61 |
| Value at end of period | $13.25 | $10.13 | $9.07 | $8.54 | $7.59 | $6.43 |
| Number of accumulation units outstanding at end of period | 1,399 | 1,148 | 834 | 589 | 527 | 177 |

## TABLE 46
## FOR DEFERRED COMPENSATION CONTRACTS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 0.80%
(Selected data for accumulation units outstanding throughout each period)

| | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 |
|---|---|---|---|---|---|---|---|---|---|---|
| **CALVERT VP SRI BALANCED PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $27.83 | $25.39 | $24.47 | $22.01 | $17.70 | $25.99 | $25.49 | $23.63 | $22.54 | $20.99 |
| Value at end of period | $32.58 | $27.83 | $25.39 | $24.47 | $22.01 | $17.70 | $25.99 | $25.49 | $23.63 | $22.54 |
| Number of accumulation units outstanding at end of period | 0 | 0 | 0 | 0 | 0 | 0 | 3,425 | 3,482 | 4,096 | 3,526 |
| **COLUMBIA DIVERSIFIED EQUITY INCOME FUND** | | | | | | | | | | |
| (Funds were first received in this option during August 2008) | | | | | | | | | | |
| Value at beginning of period | $9.69 | $8.49 | $9.02 | $7.82 | $6.19 | $8.88 | | | | |
| Value at end of period | $12.57 | $9.69 | $8.49 | $9.02 | $7.82 | $6.19 | | | | |
| Number of accumulation units outstanding at end of period | 41,901 | 48,125 | 57,930 | 61,804 | 68,063 | 66,220 | | | | |
| **COLUMBIA MID CAP VALUE FUND (CLASS A)** | | | | | | | | | | |
| (Funds were first received in this option during August 2008) | | | | | | | | | | |
| Value at beginning of period | $10.71 | $9.26 | $9.76 | $8.00 | $6.10 | $9.01 | | | | |
| Value at end of period | $14.35 | $10.71 | $9.26 | $9.76 | $8.00 | $6.10 | | | | |
| Number of accumulation units outstanding at end of period | 113,247 | 131,870 | 142,364 | 154,123 | 180,796 | 168,795 | | | | |
| **EUROPACIFIC GROWTH FUND®** | | | | | | | | | | |
| (Funds were first received in this option during October 2005) | | | | | | | | | | |
| Value at beginning of period | $17.60 | $14.88 | $17.36 | $16.00 | $11.59 | $19.66 | $16.67 | $13.79 | $12.71 | |
| Value at end of period | $20.98 | $17.60 | $14.88 | $17.36 | $16.00 | $11.59 | $19.66 | $16.67 | $13.79 | |
| Number of accumulation units outstanding at end of period | 30,960 | 30,753 | 29,170 | 32,305 | 33,940 | 27,027 | 10,808 | 7,970 | 3,284 | |
| **FIDELITY® VIP CONTRAFUND® PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $38.46 | $33.30 | $34.44 | $29.62 | $22.00 | $38.58 | $33.07 | $29.84 | $25.72 | $22.45 |
| Value at end of period | $50.09 | $38.46 | $33.30 | $34.44 | $29.62 | $22.00 | $38.58 | $33.07 | $29.84 | $25.72 |
| Number of accumulation units outstanding at end of period | 154,741 | 168,652 | 179,268 | 191,496 | 212,686 | 145,938 | 145,423 | 142,497 | 116,047 | 78,803 |
| **FIDELITY® VIP EQUITY-INCOME PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $27.32 | $23.47 | $23.43 | $20.51 | $15.88 | $27.92 | $27.72 | $23.25 | $22.13 | $20.01 |
| Value at end of period | $34.73 | $27.32 | $23.47 | $23.43 | $20.51 | $15.88 | $27.92 | $27.72 | $23.25 | $22.13 |
| Number of accumulation units outstanding at end of period | 0 | 0 | 0 | 0 | 0 | 0 | 47,875 | 44,943 | 45,682 | 41,498 |
| **FIDELITY® VIP GROWTH PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $23.12 | $20.32 | $20.44 | $16.59 | $13.04 | $24.88 | $19.75 | $18.64 | $17.76 | $17.31 |
| Value at end of period | $31.27 | $23.12 | $20.32 | $20.44 | $16.59 | $13.04 | $24.88 | $19.75 | $18.64 | $17.76 |
| Number of accumulation units outstanding at end of period | 0 | 0 | 0 | 17 | 0 | 95,499 | 73,759 | 83,958 | 95,310 | 110,098 |

**Condensed Financial Information (continued)**

| | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 |
|---|---|---|---|---|---|---|---|---|---|---|
| **FIDELITY® VIP OVERSEAS PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $19.25 | $16.07 | $19.55 | $17.42 | $13.88 | $24.90 | $21.40 | $18.27 | $15.47 | $13.72 |
| Value at end of period | $24.90 | $19.25 | $16.07 | $19.55 | $17.42 | $13.88 | $24.90 | $21.40 | $18.27 | $15.47 |
| Number of accumulation units outstanding at end of period | 0 | 0 | 0 | 0 | 0 | 0 | 9,673 | 7,983 | 8,187 | 8,504 |
| **FRANKLIN SMALL CAP VALUE SECURITIES FUND** | | | | | | | | | | |
| Value at beginning of period | $22.00 | $18.73 | $19.62 | $15.42 | $12.04 | $18.12 | $18.71 | $16.12 | $14.94 | $12.17 |
| Value at end of period | $29.73 | $22.00 | $18.73 | $19.62 | $15.42 | $12.04 | $18.12 | $18.71 | $16.12 | $14.94 |
| Number of accumulation units outstanding at end of period | 36,744 | 35,557 | 36,658 | 37,403 | 31,775 | 28,953 | 32,581 | 27,737 | 38,869 | 20,826 |
| **FUNDAMENTAL INVESTORS**[SM] | | | | | | | | | | |
| (Funds were first received in this option during May 2008) | | | | | | | | | | |
| Value at beginning of period | $10.34 | $8.90 | $9.15 | $8.09 | $6.12 | $10.17 | | | | |
| Value at end of period | $13.49 | $10.34 | $8.90 | $9.15 | $8.09 | $6.12 | | | | |
| Number of accumulation units outstanding at end of period | 366,219 | 396,533 | 456,739 | 466,994 | 506,994 | 532,615 | | | | |
| **ING AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $20.38 | $17.65 | $18.38 | $15.18 | $11.28 | $15.48 | $16.07 | $14.03 | $13.12 | $10.90 |
| Value at end of period | $26.55 | $20.38 | $17.65 | $18.38 | $15.18 | $11.28 | $15.48 | $16.07 | $14.03 | $13.12 |
| Number of accumulation units outstanding at end of period | 11,124 | 9,399 | 7,714 | 10,772 | 7,693 | 6,124 | 5,925 | 4,748 | 3,583 | 3,944 |
| **ING BALANCED PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $32.74 | $29.04 | $29.67 | $26.20 | $22.15 | $31.06 | $29.66 | $27.18 | $26.28 | $24.21 |
| Value at end of period | $37.90 | $32.74 | $29.04 | $29.67 | $26.20 | $22.15 | $31.06 | $29.66 | $27.18 | $26.28 |
| Number of accumulation units outstanding at end of period | 0 | 0 | 0 | 0 | 0 | 0 | 61,710 | 69,428 | 81,843 | 81,457 |
| **ING BARON GROWTH PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $22.16 | $18.67 | $18.41 | $14.67 | $10.94 | $18.77 | $17.83 | $15.59 | $14.64 | $11.53 |
| Value at end of period | $30.52 | $22.16 | $18.67 | $18.41 | $14.67 | $10.94 | $18.77 | $17.83 | $15.59 | $14.64 |
| Number of accumulation units outstanding at end of period | 21,619 | 15,430 | 19,261 | 19,636 | 21,025 | 20,859 | 23,133 | 23,479 | 23,357 | 16 |
| **ING BLACKROCK HEALTH SCIENCES OPPORTUNITIES PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during July 2005) | | | | | | | | | | |
| Value at beginning of period | $14.97 | $12.71 | $12.23 | $11.53 | $9.68 | $13.68 | $12.70 | $11.24 | $10.67 | |
| Value at end of period | $21.44 | $14.97 | $12.71 | $12.23 | $11.53 | $9.68 | $13.68 | $12.70 | $11.24 | |
| Number of accumulation units outstanding at end of period | 9,420 | 8,918 | 7,770 | 9,110 | 12,867 | 11,914 | 3,898 | 1,817 | 1,334 | |
| **ING BLACKROCK LARGE CAP GROWTH PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2007) | | | | | | | | | | |
| Value at beginning of period | $10.29 | $9.04 | $9.23 | $8.19 | $6.32 | $10.44 | $10.67 | | | |
| Value at end of period | $13.62 | $10.29 | $9.04 | $9.23 | $8.19 | $6.32 | $10.44 | | | |
| Number of accumulation units outstanding at end of period | 0 | 0 | 0 | 0 | 0 | 0 | 64,528 | | | |
| **ING CLARION GLOBAL REAL ESTATE PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during September 2008) | | | | | | | | | | |
| Value at beginning of period | $12.09 | $9.67 | $10.27 | $8.90 | $6.71 | $9.74 | | | | |
| Value at end of period | $12.47 | $12.09 | $9.67 | $10.27 | $8.90 | $6.71 | | | | |
| Number of accumulation units outstanding at end of period | 6,569 | 6,093 | 4,945 | 5,759 | 7,090 | 5,061 | | | | |
| **ING CLARION REAL ESTATE PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during July 2006) | | | | | | | | | | |
| Value at beginning of period | $13.08 | $11.41 | $10.51 | $8.28 | $6.14 | $10.07 | $12.34 | $10.42 | | |
| Value at end of period | $13.25 | $13.08 | $11.41 | $10.51 | $8.28 | $6.14 | $10.07 | $12.34 | | |
| Number of accumulation units outstanding at end of period | 24,662 | 28,540 | 22,631 | 28,872 | 21,837 | 8,929 | 3,511 | 12,852 | | |
| **ING COLUMBIA CONTRARIAN CORE PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $19.90 | $17.87 | $18.90 | $17.00 | $13.02 | $21.60 | $20.90 | $18.50 | $17.95 | $16.69 |
| Value at end of period | $26.60 | $19.90 | $17.87 | $18.90 | $17.00 | $13.02 | $21.60 | $20.90 | $18.50 | $17.95 |
| Number of accumulation units outstanding at end of period | 0 | 0 | 0 | 0 | 0 | 0 | 3,163 | 1,697 | 808 | 1,152 |

**Condensed Financial Information (continued)**

| | 2004 | 2005 | 2006 | 2007 | 2008 | 2009 | 2010 | 2011 | 2012 | 2013 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING COLUMBIA SMALL CAP VALUE II PORTFOLIO** (Funds were first received in this option during February 2007) | | | | | | | | | | |
| Value at beginning of period | | | | $10.28 | $10.31 | $6.74 | $8.34 | $10.37 | $10.11 | $11.34 |
| Value at end of period | | | | $10.31 | $6.74 | $8.34 | $10.37 | $10.11 | $11.34 | $15.75 |
| Number of accumulation units outstanding at end of period | | | | 340 | 0 | 0 | 0 | 0 | 0 | 0 |
| **ING FMR℠ DIVERSIFIED MID CAP PORTFOLIO** (Funds were first received in this option during July 2005) | | | | | | | | | | |
| Value at beginning of period | | $10.96 | $11.86 | $13.17 | $14.95 | $9.03 | $12.46 | $15.87 | $14.02 | $15.94 |
| Value at end of period | | $11.86 | $13.17 | $14.95 | $9.03 | $12.46 | $15.87 | $14.02 | $15.94 | $21.52 |
| Number of accumulation units outstanding at end of period | | 213 | 3,387 | 2,930 | 226,366 | 226,742 | 213,122 | 204,021 | 188,571 | 183,299 |
| **ING GLOBAL BOND PORTFOLIO** (Funds were first received in this option during April 2005) | | | | | | | | | | |
| Value at beginning of period | | $9.89 | $10.05 | $10.81 | $11.66 | $9.77 | $11.79 | $13.55 | $13.94 | $14.92 |
| Value at end of period | | $10.05 | $10.81 | $11.66 | $9.77 | $11.79 | $13.55 | $13.94 | $14.92 | $14.21 |
| Number of accumulation units outstanding at end of period | | 34,987 | 30,773 | 29,996 | 26,197 | 27,838 | 28,477 | 30,118 | 26,416 | 27,586 |
| **ING GLOBAL RESOURCES PORTFOLIO** (Funds were first received in this option during January 2007) | | | | | | | | | | |
| Value at beginning of period | | | | $9.69 | $13.53 | $7.92 | $10.80 | $13.04 | $11.75 | $11.32 |
| Value at end of period | | | | $13.53 | $7.92 | $10.80 | $13.04 | $11.75 | $11.32 | $12.76 |
| Number of accumulation units outstanding at end of period | | | | 30,843 | 47,843 | 53,647 | 55,198 | 61,706 | 61,380 | 67,903 |
| **ING GROWTH AND INCOME PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $19.56 | $21.03 | $22.56 | $25.56 | $27.23 | $16.85 | $21.77 | $24.65 | $24.39 | $28.01 |
| Value at end of period | $21.03 | $22.56 | $25.56 | $27.23 | $16.85 | $21.77 | $24.65 | $24.39 | $28.01 | $36.30 |
| Number of accumulation units outstanding at end of period | 277,870 | 251,743 | 212,796 | 175,649 | 0 | 0 | 0 | 897 | 1,860 | 2,137 |
| **ING INDEX PLUS LARGECAP PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $17.46 | $19.16 | $20.03 | $22.76 | $23.72 | $14.77 | $18.06 | $20.41 | $20.23 | $22.97 |
| Value at end of period | $19.16 | $20.03 | $22.76 | $23.72 | $14.77 | $18.06 | $20.41 | $20.23 | $22.97 | $30.29 |
| Number of accumulation units outstanding at end of period | 140,917 | 146,524 | 136,756 | 133,424 | 0 | 0 | 0 | 0 | 0 | 0 |
| **ING INDEX PLUS MIDCAP PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $16.72 | $19.34 | $21.32 | $23.15 | $24.22 | $15.00 | $19.61 | $23.71 | $23.25 | $27.15 |
| Value at end of period | $19.34 | $21.32 | $23.15 | $24.22 | $15.00 | $19.61 | $23.71 | $23.25 | $27.15 | $36.24 |
| Number of accumulation units outstanding at end of period | 56,917 | 65,545 | 62,234 | 59,202 | 0 | 0 | 0 | 0 | 0 | 0 |
| **ING INDEX PLUS SMALLCAP PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $12.49 | $15.12 | $16.15 | $18.23 | $16.96 | $11.18 | $13.84 | $16.87 | $16.61 | $18.52 |
| Value at end of period | $15.12 | $16.15 | $18.23 | $16.96 | $11.18 | $13.84 | $16.87 | $16.61 | $18.52 | $26.22 |
| Number of accumulation units outstanding at end of period | 20,570 | 20,542 | 15,670 | 11,940 | 0 | 0 | 0 | 0 | 0 | 0 |
| **ING INTERMEDIATE BOND PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $18.62 | $19.37 | $19.82 | $20.46 | $21.52 | $19.54 | $21.62 | $23.56 | $25.14 | $27.28 |
| Value at end of period | $19.37 | $19.82 | $20.46 | $21.52 | $19.54 | $21.62 | $23.56 | $25.14 | $27.28 | $27.03 |
| Number of accumulation units outstanding at end of period | 29,875 | 31,506 | 26,043 | 23,108 | 21,798 | 20,038 | 18,908 | 22,236 | 22,689 | 19,622 |
| **ING INTERNATIONAL INDEX PORTFOLIO** (Funds were first received in this option during August 2009) | | | | | | | | | | |
| Value at beginning of period | | | | | | $6.92 | $7.53 | $8.05 | $7.02 | $8.26 |
| Value at end of period | | | | | | $7.53 | $8.05 | $7.02 | $8.26 | $9.96 |
| Number of accumulation units outstanding at end of period | | | | | | 14,627 | 12,765 | 12,141 | 6,996 | 7,308 |
| **ING INTERNATIONAL VALUE PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $10.35 | $12.05 | $13.08 | $16.80 | $18.91 | $10.74 | $13.54 | $13.77 | $11.62 | $13.74 |
| Value at end of period | $12.05 | $13.08 | $16.80 | $18.91 | $10.74 | $13.54 | $13.77 | $11.62 | $13.74 | $16.53 |
| Number of accumulation units outstanding at end of period | 3,692 | 7,956 | 7,576 | 6,888 | 42,886 | 42,101 | 36,876 | 36,238 | 30,388 | 26,766 |
| **ING INVESCO COMSTOCK PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $10.72 | $12.41 | $12.74 | $14.65 | $14.20 | $8.95 | $11.41 | $13.03 | $12.65 | $14.90 |
| Value at end of period | $12.41 | $12.74 | $14.65 | $14.20 | $8.95 | $11.41 | $13.03 | $12.65 | $14.90 | $19.95 |
| Number of accumulation units outstanding at end of period | 4,594 | 8,280 | 9,043 | 10,159 | 0 | 0 | 0 | 0 | 0 | 0 |

# Condensed Financial Information (continued)

| | 2004 | 2005 | 2006 | 2007 | 2008 | 2009 | 2010 | 2011 | 2012 | 2013 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING INVESCO EQUITY AND INCOME PORTFOLIO** (Funds were first received in this option during April 2005) | | | | | | | | | | |
| Value at beginning of period | | $9.98 | $10.73 | $11.99 | $12.32 | $9.37 | $11.40 | $12.70 | $12.46 | $13.94 |
| Value at end of period | | $10.73 | $11.99 | $12.32 | $9.37 | $11.40 | $12.70 | $12.46 | $13.94 | $17.29 |
| Number of accumulation units outstanding at end of period | | 137,161 | 126,104 | 112,324 | 234,751 | 220,683 | 198,460 | 187,344 | 172,449 | 149,506 |
| **ING INVESCO GROWTH AND INCOME PORTFOLIO** (Funds were first received in this option during July 2005) | | | | | | | | | | |
| Value at beginning of period | | $10.71 | $11.08 | $12.75 | $12.97 | $8.72 | $10.72 | $11.97 | $11.62 | $13.20 |
| Value at end of period | | $11.08 | $12.75 | $12.97 | $8.72 | $10.72 | $11.97 | $11.62 | $13.20 | $17.53 |
| Number of accumulation units outstanding at end of period | | 1,179 | 4,225 | 6,303 | 6,335 | 7,093 | 2,139 | 3,553 | 4,941 | 5,559 |
| **ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO** (Funds were first received in this option during July 2005) | | | | | | | | | | |
| Value at beginning of period | | $11.21 | $13.45 | $18.11 | $24.88 | $12.03 | $20.47 | $24.43 | $19.81 | $23.41 |
| Value at end of period | | $13.45 | $18.11 | $24.88 | $12.03 | $20.47 | $24.43 | $19.81 | $23.41 | $21.89 |
| Number of accumulation units outstanding at end of period | | 3,322 | 12,050 | 15,966 | 0 | 0 | 0 | 0 | 0 | 0 |
| **ING JPMORGAN MID CAP VALUE PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $11.86 | $14.19 | $15.28 | $17.66 | $17.93 | $11.91 | $14.84 | $18.11 | $18.29 | $21.77 |
| Value at end of period | $14.19 | $15.28 | $17.66 | $17.93 | $11.91 | $14.84 | $18.11 | $18.29 | $21.77 | $28.41 |
| Number of accumulation units outstanding at end of period | 2,888 | 4,986 | 6,967 | 10,002 | 7,663 | 8,383 | 8,776 | 8,209 | 8,448 | 8,503 |
| **ING JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO** (Funds were first received in this option during July 2005) | | | | | | | | | | |
| Value at beginning of period | | $11.30 | $11.33 | $13.11 | $12.78 | $8.88 | $11.22 | $14.11 | $13.81 | $16.26 |
| Value at end of period | | $11.33 | $13.11 | $12.78 | $8.88 | $11.22 | $14.11 | $13.81 | $16.26 | $22.41 |
| Number of accumulation units outstanding at end of period | | 70 | 959 | 1,200 | 0 | 0 | 0 | 0 | 0 | 0 |
| **ING LARGE CAP VALUE PORTFOLIO** (Funds were first received in this option during July 2007) | | | | | | | | | | |
| Value at beginning of period | | | | $9.40 | $9.18 | $6.36 | $7.11 | $8.42 | $8.65 | $9.84 |
| Value at end of period | | | | $9.18 | $6.36 | $7.11 | $8.42 | $8.65 | $9.84 | $12.78 |
| Number of accumulation units outstanding at end of period | | | | 60,116 | 60,249 | 64,104 | 51,459 | 53,420 | 49,984 | 40,327 |
| **ING MFS TOTAL RETURN PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $11.32 | $12.48 | $12.74 | $14.15 | $14.60 | $11.24 | $13.15 | $14.33 | $14.44 | $15.93 |
| Value at end of period | $12.48 | $12.74 | $14.15 | $14.60 | $11.24 | $13.15 | $14.33 | $14.44 | $15.93 | $18.75 |
| Number of accumulation units outstanding at end of period | 803 | 5,113 | 4,235 | 5,599 | 0 | 0 | 0 | 0 | 0 | 0 |
| **ING MFS UTILITIES PORTFOLIO** (Funds were first received in this option during July 2005) | | | | | | | | | | |
| Value at beginning of period | | $10.82 | $11.44 | $14.85 | $18.76 | $11.60 | $15.28 | $17.23 | $18.18 | $20.44 |
| Value at end of period | | $11.44 | $14.85 | $18.76 | $11.60 | $15.28 | $17.23 | $18.18 | $20.44 | $24.36 |
| Number of accumulation units outstanding at end of period | | 3,243 | 7,566 | 17,801 | 21,966 | 21,155 | 19,098 | 18,802 | 16,695 | 16,151 |
| **ING MIDCAP OPPORTUNITIES PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $9.44 | $10.44 | $11.43 | $12.23 | $15.25 | $9.44 | $13.24 | $17.12 | $16.90 | $19.14 |
| Value at end of period | $10.44 | $11.43 | $12.23 | $15.25 | $9.44 | $13.24 | $17.12 | $16.90 | $19.14 | $25.06 |
| Number of accumulation units outstanding at end of period | 3,321 | 1,757 | 2,143 | 2,237 | 0 | 0 | 0 | 0 | 0 | 29,630 |
| **ING MONEY MARKET PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $14.33 | $14.36 | $14.68 | $15.27 | $15.93 | $16.22 | $16.15 | $16.06 | $15.93 | $15.81 |
| Value at end of period | $14.36 | $14.68 | $15.27 | $15.93 | $16.22 | $16.15 | $16.06 | $15.93 | $15.81 | $15.69 |
| Number of accumulation units outstanding at end of period | 32,437 | 20,415 | 33,694 | 56,606 | 61,458 | 32,923 | 32,861 | 27,151 | 21,985 | 23,429 |
| **ING MULTI-MANAGER LARGE CAP CORE PORTFOLIO** (Funds were first received in this option during July 2006) | | | | | | | | | | |
| Value at beginning of period | | | $9.75 | $10.83 | $11.31 | $7.35 | $9.07 | $10.45 | $9.92 | $10.88 |
| Value at end of period | | | $10.83 | $11.31 | $7.35 | $9.07 | $10.45 | $9.92 | $10.88 | $14.10 |
| Number of accumulation units outstanding at end of period | | | 304 | 1,739 | 2,070 | 2,530 | 4,417 | 3,999 | 3,887 | 4,169 |

**Condensed Financial Information (continued)**

| | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING OPPENHEIMER GLOBAL PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2005) | | | | | | | | | | |
| Value at beginning of period | $15.03 | $12.45 | $13.66 | $11.87 | $8.57 | $14.47 | $13.69 | $11.70 | $10.02 | |
| Value at end of period | $18.96 | $15.03 | $12.45 | $13.66 | $11.87 | $8.57 | $14.47 | $13.69 | $11.70 | |
| Number of accumulation units outstanding at end of period | 0 | 0 | 0 | 0 | 0 | 0 | 321,849 | 335,930 | 350,684 | |
| **ING PIMCO HIGH YIELD PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during July 2005) | | | | | | | | | | |
| Value at beginning of period | $17.54 | $15.51 | $14.97 | $13.21 | $8.91 | $11.60 | $11.36 | $10.51 | $10.40 | |
| Value at end of period | $18.38 | $17.54 | $15.51 | $14.97 | $13.21 | $8.91 | $11.60 | $11.36 | $10.51 | |
| Number of accumulation units outstanding at end of period | 17,145 | 15,390 | 13,610 | 11,302 | 13,760 | 9,180 | 3,054 | 2,009 | 713 | |
| **ING PIMCO TOTAL RETURN PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $16.85 | $15.75 | $15.37 | $14.41 | $12.89 | $13.02 | $12.00 | $11.63 | $11.48 | $11.10 |
| Value at end of period | $16.40 | $16.85 | $15.75 | $15.37 | $14.41 | $12.89 | $13.02 | $12.00 | $11.63 | $11.48 |
| Number of accumulation units outstanding at end of period | 18,754 | 33,225 | 21,622 | 19,163 | 18,966 | 15,482 | 13,013 | 8,009 | 7,399 | 8,166 |
| **ING PIONEER HIGH YIELD PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during July 2006) | | | | | | | | | | |
| Value at beginning of period | $17.38 | $15.08 | $15.31 | $12.97 | $7.82 | $11.17 | $10.61 | $10.58 | | |
| Value at end of period | $19.37 | $17.38 | $15.08 | $15.31 | $12.97 | $7.82 | $11.17 | $10.61 | | |
| Number of accumulation units outstanding at end of period | 0 | 0 | 0 | 0 | 0 | 0 | 2,360 | 2 | | |
| **ING RUSSELL™ LARGE CAP INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during November 2008) | | | | | | | | | | |
| Value at beginning of period | $10.59 | $9.24 | $9.08 | $8.16 | $6.64 | $6.30 | | | | |
| Value at end of period | $13.87 | $10.59 | $9.24 | $9.08 | $8.16 | $6.64 | | | | |
| Number of accumulation units outstanding at end of period | 179,244 | 205,320 | 213,760 | 220,242 | 271,465 | 275,244 | | | | |
| **ING RUSSELL™ MID CAP INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during November 2008) | | | | | | | | | | |
| Value at beginning of period | $11.58 | $9.97 | $10.24 | $8.25 | $5.93 | $5.89 | | | | |
| Value at end of period | $15.41 | $11.58 | $9.97 | $10.24 | $8.25 | $5.93 | | | | |
| Number of accumulation units outstanding at end of period | 94,083 | 107,543 | 117,352 | 126,204 | 147,717 | 147,022 | | | | |
| **ING RUSSELL™ SMALL CAP INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during July 2009) | | | | | | | | | | |
| Value at beginning of period | $12.04 | $10.46 | $10.98 | $8.75 | $6.90 | | | | | |
| Value at end of period | $16.58 | $12.04 | $10.46 | $10.98 | $8.75 | | | | | |
| Number of accumulation units outstanding at end of period | 4,435 | 2,077 | 1,734 | 791 | 16 | | | | | |
| **ING SMALL CAP OPPORTUNITIES PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $12.61 | $11.04 | $11.03 | $8.40 | $6.46 | $9.95 | $9.11 | $8.16 | $7.54 | $6.90 |
| Value at end of period | $17.40 | $12.61 | $11.04 | $11.03 | $8.40 | $6.46 | $9.95 | $9.11 | $8.16 | $7.54 |
| Number of accumulation units outstanding at end of period | 55 | 0 | 0 | 0 | 0 | 0 | 2,506 | 2,104 | 1,318 | 723 |
| **ING SMALL COMPANY PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $35.77 | $31.48 | $32.55 | $26.38 | $20.84 | $30.47 | $29.01 | $25.04 | $22.89 | $20.17 |
| Value at end of period | $48.88 | $35.77 | $31.48 | $32.55 | $26.38 | $20.84 | $30.47 | $29.01 | $25.04 | $22.89 |
| Number of accumulation units outstanding at end of period | 0 | 0 | 0 | 0 | 0 | 0 | 26,605 | 25,658 | 27,097 | 26,937 |
| **ING SOLUTION 2015 PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during October 2005) | | | | | | | | | | |
| Value at beginning of period | $12.93 | $11.69 | $11.87 | $10.76 | $8.86 | $12.22 | $11.77 | $10.71 | $10.38 | |
| Value at end of period | $13.99 | $12.93 | $11.69 | $11.87 | $10.76 | $8.86 | $12.22 | $11.77 | $10.71 | |
| Number of accumulation units outstanding at end of period | 2,631 | 15,254 | 14,712 | 15,559 | 8,442 | 7,208 | 38,153 | 5,713 | 15 | |
| **ING SOLUTION 2025 PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during January 2006) | | | | | | | | | | |
| Value at beginning of period | $12.68 | $11.27 | $11.72 | $10.38 | $8.32 | $12.68 | $12.22 | $11.25 | | |
| Value at end of period | $14.63 | $12.68 | $11.27 | $11.72 | $10.38 | $8.32 | $12.68 | $12.22 | | |
| Number of accumulation units outstanding at end of period | 26,758 | 23,064 | 18,626 | 19,510 | 23,662 | 20,100 | 14,613 | 21,572 | | |

# Condensed Financial Information (continued)

| | 2004 | 2005 | 2006 | 2007 | 2008 | 2009 | 2010 | 2011 | 2012 | 2013 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING SOLUTION 2035 PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during February 2006) | | | | | | | | | | |
| Value at beginning of period | | | $11.48 | $12.57 | $13.13 | $8.20 | $10.45 | $11.87 | $11.23 | $12.82 |
| Value at end of period | | | $12.57 | $13.13 | $8.20 | $10.45 | $11.87 | $11.23 | $12.82 | $15.31 |
| Number of accumulation units outstanding at end of period | | | 4,567 | 8,961 | 51,405 | 52,485 | 55,119 | 48,908 | 52,844 | 59,791 |
| **ING SOLUTION 2045 PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during February 2006) | | | | | | | | | | |
| Value at beginning of period | | | $11.68 | $12.91 | $13.55 | $8.08 | $10.41 | $11.89 | $11.19 | $12.82 |
| Value at end of period | | | $12.91 | $13.55 | $8.08 | $10.41 | $11.89 | $11.19 | $12.82 | $15.70 |
| Number of accumulation units outstanding at end of period | | | 3,166 | 9,808 | 14,260 | 20,047 | 22,040 | 24,824 | 29,612 | 33,230 |
| **ING SOLUTION 2055 PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during February 2011) | | | | | | | | | | |
| Value at beginning of period | | | | | | | | $11.80 | $10.88 | $12.47 |
| Value at end of period | | | | | | | | $10.88 | $12.47 | $15.27 |
| Number of accumulation units outstanding at end of period | | | | | | | | 82 | 839 | 2,777 |
| **ING SOLUTION BALANCED PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during August 2012) | | | | | | | | | | |
| Value at beginning of period | | | | | | | | | $10.07 | $10.44 |
| Value at end of period | | | | | | | | | $10.44 | $11.98 |
| Number of accumulation units outstanding at end of period | | | | | | | | | 341 | 490 |
| **ING SOLUTION INCOME PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during May 2007) | | | | | | | | | | |
| Value at beginning of period | | | | $11.37 | $11.49 | $9.50 | $11.04 | $12.01 | $11.95 | $13.02 |
| Value at end of period | | | | $11.49 | $9.50 | $11.04 | $12.01 | $11.95 | $13.02 | $13.81 |
| Number of accumulation units outstanding at end of period | | | | 2,392 | 2,431 | 640 | 80 | 80 | 59 | 2,921 |
| **ING SOLUTION MODERATELY CONSERVATIVE PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during November 2011) | | | | | | | | | | |
| Value at beginning of period | | | | | | | | $9.81 | $9.93 | $11.04 |
| Value at end of period | | | | | | | | $9.93 | $11.04 | $11.99 |
| Number of accumulation units outstanding at end of period | | | | | | | | 61 | 475 | 67 |
| **ING STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $16.40 | $17.57 | $18.10 | $19.45 | $20.42 | $15.48 | $18.10 | $19.95 | $20.14 | $22.44 |
| Value at end of period | $17.57 | $18.10 | $19.45 | $20.42 | $15.48 | $18.10 | $19.95 | $20.14 | $22.44 | $24.96 |
| Number of accumulation units outstanding at end of period | 4,460 | 4,446 | 4,795 | 5,901 | 0 | 0 | 0 | 0 | 0 | 0 |
| **ING STRATEGIC ALLOCATION GROWTH PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $16.54 | $18.38 | $19.36 | $21.74 | $22.65 | $14.37 | $17.85 | $20.02 | $19.28 | $22.00 |
| Value at end of period | $18.38 | $19.36 | $21.74 | $22.65 | $14.37 | $17.85 | $20.02 | $19.28 | $22.00 | $26.71 |
| Number of accumulation units outstanding at end of period | 9,323 | 10,341 | 11,975 | 9,611 | 0 | 0 | 0 | 0 | 0 | 0 |
| **ING STRATEGIC ALLOCATION MODERATE PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $16.25 | $17.77 | $18.46 | $20.36 | $21.30 | $14.69 | $17.76 | $19.73 | $19.47 | $21.94 |
| Value at end of period | $17.77 | $18.46 | $20.36 | $21.30 | $14.69 | $17.76 | $19.73 | $19.47 | $21.94 | $25.37 |
| Number of accumulation units outstanding at end of period | 6,889 | 6,425 | 6,466 | 9,226 | 0 | 0 | 0 | 0 | 0 | 0 |
| **ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during July 2005) | | | | | | | | | | |
| Value at beginning of period | | $10.65 | $10.97 | $12.47 | $12.92 | $9.29 | $12.28 | $13.89 | $14.18 | $16.10 |
| Value at end of period | | $10.97 | $12.47 | $12.92 | $9.29 | $12.28 | $13.89 | $14.18 | $16.10 | $19.52 |
| Number of accumulation units outstanding at end of period | | 3,553 | 11,468 | 27,063 | 32,285 | 28,872 | 58,522 | 67,554 | 76,613 | 87,958 |
| **ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2005) | | | | | | | | | | |
| Value at beginning of period | | $9.94 | $11.14 | $12.06 | $13.56 | $7.65 | $11.11 | $14.16 | $13.53 | $11.59 |
| Value at end of period | | $11.14 | $12.06 | $13.56 | $7.65 | $11.11 | $14.16 | $13.53 | $11.59 | $15.49 |
| Number of accumulation units outstanding at end of period | | 339,121 | 298,591 | 256,546 | 0 | 0 | 0 | 0 | 0 | 0 |

CFI 396

**Condensed Financial Information (continued)**

| | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING T. ROWE PRICE EQUITY INCOME PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $17.87 | $15.37 | $15.63 | $13.71 | $11.06 | $17.33 | $16.95 | $14.35 | $13.92 | $12.21 |
| Value at end of period | $23.00 | $17.87 | $15.37 | $15.63 | $13.71 | $11.06 | $17.33 | $16.95 | $14.35 | $13.92 |
| Number of accumulation units outstanding at end of period | 119,428 | 126,360 | 140,378 | 149,917 | 166,560 | 158,900 | 21,525 | 14,819 | 12,211 | 1,827 |
| **ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $29.71 | $25.19 | $25.67 | $22.14 | $15.61 | $27.23 | $24.98 | $22.22 | $21.10 | $19.33 |
| Value at end of period | $41.05 | $29.71 | $25.19 | $25.67 | $22.14 | $15.61 | $27.23 | $24.98 | $22.22 | $21.10 |
| Number of accumulation units outstanding at end of period | 34,284 | 36,541 | 32,697 | 38,544 | 44,193 | 44,471 | 48,672 | 53,823 | 55,772 | 50,275 |
| **ING T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during November 2005) | | | | | | | | | | |
| Value at beginning of period | $14.51 | $12.31 | $14.16 | $12.54 | $9.19 | $18.35 | $15.34 | $12.47 | $11.68 | |
| Value at end of period | $16.45 | $14.51 | $12.31 | $14.16 | $12.54 | $9.19 | $18.35 | $15.34 | $12.47 | |
| Number of accumulation units outstanding at end of period | 5,600 | 4,394 | 4,444 | 4,681 | 7,499 | 6,716 | 6,949 | 5,257 | 115 | |
| **ING TEMPLETON GLOBAL GROWTH PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during October 2006) | | | | | | | | | | |
| Value at beginning of period | $10.69 | $8.85 | $9.46 | $8.85 | $6.74 | $11.27 | $11.09 | $10.51 | | |
| Value at end of period | $13.85 | $10.69 | $8.85 | $9.46 | $8.85 | $6.74 | $11.27 | $11.09 | | |
| Number of accumulation units outstanding at end of period | 7,825 | 2,600 | 2,349 | 2,080 | 4,786 | 3,375 | 2,540 | 1,587 | | |
| **ING U.S. BOND INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during January 2009) | | | | | | | | | | |
| Value at beginning of period | $12.38 | $12.02 | $11.30 | $10.73 | $10.17 | | | | | |
| Value at end of period | $11.97 | $12.38 | $12.02 | $11.30 | $10.73 | | | | | |
| Number of accumulation units outstanding at end of period | 12,311 | 11,111 | 11,375 | 8,967 | 6 | | | | | |
| **INVESCO V.I. CORE EQUITY FUND** | | | | | | | | | | |
| Value at beginning of period | $11.84 | $10.48 | $10.57 | $9.72 | $7.64 | $11.02 | $10.28 | $8.88 | $8.50 | $7.86 |
| Value at end of period | $15.18 | $11.84 | $10.48 | $10.57 | $9.72 | $7.64 | $11.02 | $10.28 | $8.88 | $8.50 |
| Number of accumulation units outstanding at end of period | 0 | 0 | 0 | 0 | 0 | 0 | 12,263 | 11,329 | 6,724 | 6,085 |
| **LOOMIS SAYLES SMALL CAP VALUE FUND** | | | | | | | | | | |
| (Funds were first received in this option during August 2008) | | | | | | | | | | |
| Value at beginning of period | $12.69 | $11.02 | $11.32 | $9.14 | $7.17 | $10.09 | | | | |
| Value at end of period | $17.07 | $12.69 | $11.02 | $11.32 | $9.14 | $7.17 | | | | |
| Number of accumulation units outstanding at end of period | 77,513 | 78,918 | 83,694 | 88,108 | 94,683 | 99,617 | | | | |
| **LORD ABBETT SERIES FUND - MID CAP STOCK PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $15.48 | $13.62 | $14.31 | $11.50 | $9.15 | $15.22 | $15.25 | $13.70 | $12.76 | $10.37 |
| Value at end of period | $20.01 | $15.48 | $13.62 | $14.31 | $11.50 | $9.15 | $15.22 | $15.25 | $13.70 | $12.76 |
| Number of accumulation units outstanding at end of period | 0 | 0 | 0 | 0 | 0 | 0 | 90,317 | 89,562 | 85,245 | 43,373 |
| **NEUBERGER BERMAN SOCIALLY RESPONSIVE FUND®** | | | | | | | | | | |
| (Funds were first received in this option during August 2006) | | | | | | | | | | |
| Value at beginning of period | $11.50 | $10.46 | $10.88 | $8.95 | $6.92 | $11.42 | $10.73 | $9.79 | | |
| Value at end of period | $15.74 | $11.50 | $10.46 | $10.88 | $8.95 | $6.92 | $11.42 | $10.73 | | |
| Number of accumulation units outstanding at end of period | 0 | 0 | 0 | 0 | 0 | 0 | 29 | 146 | | |
| **NEW PERSPECTIVE FUND®** | | | | | | | | | | |
| (Funds were first received in this option during January 2006) | | | | | | | | | | |
| Value at beginning of period | $17.68 | $14.76 | $16.11 | $14.40 | $10.56 | $17.13 | $14.90 | $12.91 | | |
| Value at end of period | $22.24 | $17.68 | $14.76 | $16.11 | $14.40 | $10.56 | $17.13 | $14.90 | | |
| Number of accumulation units outstanding at end of period | 175,634 | 194,974 | 214,935 | 237,291 | 268,153 | 256,382 | 1,808 | 1,862 | | |
| **OPPENHEIMER DEVELOPING MARKETS FUND** | | | | | | | | | | |
| (Funds were first received in this option during October 2005) | | | | | | | | | | |
| Value at beginning of period | $77.39 | $64.55 | $79.45 | $63.07 | $34.98 | $67.85 | $51.10 | $41.15 | $37.03 | |
| Value at end of period | $83.18 | $77.39 | $64.55 | $79.45 | $63.07 | $34.98 | $67.85 | $51.10 | $41.15 | |
| Number of accumulation units outstanding at end of period | 32,184 | 32,769 | 34,088 | 32,658 | 29,125 | 20,457 | 11,408 | 7,494 | 3,274 | |

# Condensed Financial Information (continued)

| | 2004 | 2005 | 2006 | 2007 | 2008 | 2009 | 2010 | 2011 | 2012 | 2013 |
|---|---|---|---|---|---|---|---|---|---|---|
| **OPPENHEIMER MAIN STREET SMALL CAP FUND®/VA** | | | | | | | | | | |
| (Funds were first received in this option during October 2005) | | | | | | | | | | |
| Value at beginning of period | | $10.80 | $11.76 | $13.42 | $13.15 | $8.11 | $11.04 | $13.51 | $13.11 | $15.34 |
| Value at end of period | | $11.76 | $13.42 | $13.15 | $8.11 | $11.04 | $13.51 | $13.11 | $15.34 | $21.46 |
| Number of accumulation units outstanding at end of period | | 18 | 3,819 | 4,436 | 0 | 0 | 0 | 0 | 0 | 0 |
| **PAX WORLD BALANCED FUND** | | | | | | | | | | |
| (Funds were first received in this option during October 2005) | | | | | | | | | | |
| Value at beginning of period | | $11.17 | $11.26 | $12.37 | $13.43 | $9.23 | $11.11 | $12.33 | $12.01 | $13.26 |
| Value at end of period | | $11.26 | $12.37 | $13.43 | $9.23 | $11.11 | $12.33 | $12.01 | $13.26 | $15.30 |
| Number of accumulation units outstanding at end of period | | 255 | 592 | 1,155 | 8,426 | 12,946 | 11,281 | 11,636 | 12,417 | 15,579 |
| **PIMCO VIT REAL RETURN PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during November 2005) | | | | | | | | | | |
| Value at beginning of period | | $10.85 | $10.95 | $10.96 | $12.01 | $11.08 | $13.01 | $13.95 | $15.45 | $16.67 |
| Value at end of period | | $10.95 | $10.96 | $12.01 | $11.08 | $13.01 | $13.95 | $15.45 | $16.67 | $15.01 |
| Number of accumulation units outstanding at end of period | | 1,689 | 1,183 | 5,283 | 10,579 | 19,772 | 40,715 | 50,448 | 83,071 | 49,452 |
| **PIONEER EMERGING MARKETS VCT PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during May 2007) | | | | | | | | | | |
| Value at beginning of period | | | | $10.30 | $12.77 | $5.29 | $9.17 | $10.54 | $8.01 | $8.90 |
| Value at end of period | | | | $12.77 | $5.29 | $9.17 | $10.54 | $8.01 | $8.90 | $8.66 |
| Number of accumulation units outstanding at end of period | | | | 11,602 | 0 | 0 | 0 | 0 | 0 | 0 |
| **PIONEER HIGH YIELD VCT PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during October 2005) | | | | | | | | | | |
| Value at beginning of period | | $10.74 | $10.80 | $11.62 | $12.20 | $7.82 | $12.45 | $14.58 | $14.22 | $16.37 |
| Value at end of period | | $10.80 | $11.62 | $12.20 | $7.82 | $12.45 | $14.58 | $14.22 | $16.37 | $18.20 |
| Number of accumulation units outstanding at end of period | | 1,227 | 1,367 | 5,055 | 0 | 0 | 0 | 0 | 0 | 0 |
| **TEMPLETON GLOBAL BOND FUND** | | | | | | | | | | |
| (Funds were first received in this option during October 2005) | | | | | | | | | | |
| Value at beginning of period | | $11.14 | $11.20 | $12.60 | $13.86 | $14.61 | $17.23 | $19.26 | $18.65 | $21.43 |
| Value at end of period | | $11.20 | $12.60 | $13.86 | $14.61 | $17.23 | $19.26 | $18.65 | $21.43 | $21.73 |
| Number of accumulation units outstanding at end of period | | 1,679 | 2,660 | 13,166 | 24,063 | 25,641 | 21,241 | 18,543 | 19,340 | 16,054 |
| **THE GROWTH FUND OF AMERICA®** | | | | | | | | | | |
| (Funds were first received in this option during November 2005) | | | | | | | | | | |
| Value at beginning of period | | $11.73 | $12.29 | $13.53 | $14.88 | $8.99 | $12.00 | $13.37 | $12.62 | $15.09 |
| Value at end of period | | $12.29 | $13.53 | $14.88 | $8.99 | $12.00 | $13.37 | $12.62 | $15.09 | $20.03 |
| Number of accumulation units outstanding at end of period | | 2,390 | 9,313 | 13,963 | 162,147 | 173,084 | 162,415 | 157,239 | 158,034 | 155,334 |
| **USAA PRECIOUS METALS AND MINERALS FUND** | | | | | | | | | | |
| (Funds were first received in this option during November 2013) | | | | | | | | | | |
| Value at beginning of period | | | | | | | | | | $3.94 |
| Value at end of period | | | | | | | | | | $3.68 |
| Number of accumulation units outstanding at end of period | | | | | | | | | | 30 |
| **WANGER INTERNATIONAL** | | | | | | | | | | |
| (Funds were first received in this option during July 2007) | | | | | | | | | | |
| Value at beginning of period | | | | $10.78 | $10.51 | $5.67 | $8.43 | $10.44 | $8.85 | $10.67 |
| Value at end of period | | | | $10.51 | $5.67 | $8.43 | $10.44 | $8.85 | $10.67 | $12.95 |
| Number of accumulation units outstanding at end of period | | | | 3,818 | 2,794 | 10,906 | 13,547 | 15,138 | 11,373 | 14,393 |
| **WANGER SELECT** | | | | | | | | | | |
| (Funds were first received in this option during December 2005) | | | | | | | | | | |
| Value at beginning of period | | $12.60 | $12.54 | $14.89 | $16.16 | $8.17 | $13.46 | $16.90 | $13.81 | $16.22 |
| Value at end of period | | $12.54 | $14.89 | $16.16 | $8.17 | $13.46 | $16.90 | $13.81 | $16.22 | $21.66 |
| Number of accumulation units outstanding at end of period | | 21 | 4,148 | 12,439 | 13,331 | 24,391 | 33,583 | 38,446 | 43,198 | 39,545 |

**Condensed Financial Information (continued)**

| | 2004 | 2005 | 2006 | 2007 | 2008 | 2009 | 2010 | 2011 | 2012 | 2013 |
|---|---|---|---|---|---|---|---|---|---|---|
| **WANGER USA** | | | | | | | | | | |
| (Funds were first received in this option during October 2005) | | | | | | | | | | |
| Value at beginning of period | | $11.96 | $12.81 | $13.71 | $14.33 | $8.58 | $12.10 | $14.81 | $14.18 | $16.88 |
| Value at end of period | | $12.81 | $13.71 | $14.33 | $8.58 | $12.10 | $14.81 | $14.18 | $16.88 | $22.40 |
| Number of accumulation units outstanding at end of period | | 4,278 | 2,743 | 2,628 | 10,212 | 9,968 | 10,657 | 13,202 | 17,837 | 14,831 |
| **WASHINGTON MUTUAL INVESTORS FUND**<sup>SM</sup> | | | | | | | | | | |
| (Funds were first received in this option during October 2005) | | | | | | | | | | |
| Value at beginning of period | | $10.95 | $11.14 | $13.03 | $13.43 | $8.91 | $10.52 | $11.82 | $12.55 | $14.00 |
| Value at end of period | | $11.14 | $13.03 | $13.43 | $8.91 | $10.52 | $11.82 | $12.55 | $14.00 | $18.31 |
| Number of accumulation units outstanding at end of period | | 829 | 3,289 | 8,027 | 0 | 98 | 0 | 0 | 0 | 0 |

**TABLE 47**

FOR DEFERRED COMPENSATION CONTRACTS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 0.80% EFFECTIVE MARCH 1, 2007

(Selected data for accumulation units outstanding throughout each period)

| | 2007 | 2008 | 2009 | 2010 | 2011 | 2012 | 2013 |
|---|---|---|---|---|---|---|---|
| **ALGER GREEN FUND** | | | | | | | |
| (Funds were first received in this option during November 2009) | | | | | | | |
| Value at beginning of period | | | $12.49 | $12.99 | $14.12 | $13.28 | $15.13 |
| Value at end of period | | | $12.99 | $14.12 | $13.28 | $15.13 | $20.22 |
| Number of accumulation units outstanding at end of period | | | 13 | 100 | 46 | 46 | 47 |
| **ALLIANZGI NFJ LARGE-CAP VALUE FUND** | | | | | | | |
| (Funds were first received in this option during May 2008) | | | | | | | |
| Value at beginning of period | | $9.85 | $6.11 | $7.04 | $7.87 | $7.95 | $9.00 |
| Value at end of period | | $6.11 | $7.04 | $7.87 | $7.95 | $9.00 | $11.85 |
| Number of accumulation units outstanding at end of period | | 5,201 | 4,526 | 4,827 | 3,994 | 3,886 | 2,077 |
| **AMANA GROWTH FUND** | | | | | | | |
| (Funds were first received in this option during June 2009) | | | | | | | |
| Value at beginning of period | | | $9.90 | $12.30 | $14.15 | $13.77 | $15.19 |
| Value at end of period | | | $12.30 | $14.15 | $13.77 | $15.19 | $18.51 |
| Number of accumulation units outstanding at end of period | | | 4,835 | 24,479 | 42,818 | 48,314 | 18,873 |
| **AMANA INCOME FUND** | | | | | | | |
| (Funds were first received in this option during June 2009) | | | | | | | |
| Value at beginning of period | | | $10.44 | $12.04 | $13.41 | $13.56 | $14.75 |
| Value at end of period | | | $12.04 | $13.41 | $13.56 | $14.75 | $18.98 |
| Number of accumulation units outstanding at end of period | | | 25,157 | 71,150 | 94,262 | 113,744 | 62,356 |
| **AMERICAN CENTURY® INFLATION-ADJUSTED BOND FUND** | | | | | | | |
| (Funds were first received in this option during June 2009) | | | | | | | |
| Value at beginning of period | | | $10.10 | $10.73 | $11.22 | $12.58 | $13.32 |
| Value at end of period | | | $10.73 | $11.22 | $12.58 | $13.32 | $12.00 |
| Number of accumulation units outstanding at end of period | | | 8,063 | 12,900 | 13,467 | 19,531 | 11,640 |
| **ARIEL FUND** | | | | | | | |
| (Funds were first received in this option during July 2010) | | | | | | | |
| Value at beginning of period | | | | $8.50 | $11.57 | $10.18 | $12.15 |
| Value at end of period | | | | $11.57 | $10.18 | $12.15 | $17.44 |
| Number of accumulation units outstanding at end of period | | | | 383 | 6,051 | 6,120 | 7,804 |

# Condensed Financial Information (continued)

| | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 | 2007 |
|---|---|---|---|---|---|---|---|
| **ARTISAN INTERNATIONAL FUND** | | | | | | | |
| (Funds were first received in this option during June 2008) | | | | | | | |
| Value at beginning of period | $9.30 | $7.47 | $8.12 | $7.73 | $5.58 | $9.30 | |
| Value at end of period | $11.55 | $9.30 | $7.47 | $8.12 | $7.73 | $5.58 | |
| Number of accumulation units outstanding at end of period | 8,440 | 45,667 | 19,331 | 15,171 | 1,864 | 791 | |
| **ASTON/FAIRPOINTE MID CAP FUND** | | | | | | | |
| (Funds were first received in this option during July 2010) | | | | | | | |
| Value at beginning of period | $12.58 | $10.89 | $11.75 | $9.68 | | | |
| Value at end of period | $18.03 | $12.58 | $10.89 | $11.75 | | | |
| Number of accumulation units outstanding at end of period | 49,287 | 44,261 | 41,973 | 11,025 | | | |
| **BLACKROCK MID CAP VALUE OPPORTUNITIES FUND** | | | | | | | |
| (Funds were first received in this option during June 2009) | | | | | | | |
| Value at beginning of period | $17.44 | $15.53 | $15.75 | $12.63 | $10.47 | | |
| Value at end of period | $23.07 | $17.44 | $15.53 | $15.75 | $12.63 | | |
| Number of accumulation units outstanding at end of period | 2,218 | 328 | 2,009 | 1,500 | 85 | | |
| **CALVERT VP SRI BALANCED PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during March 2007) | | | | | | | |
| Value at beginning of period | $12.85 | $11.72 | $11.30 | $10.16 | $8.17 | $12.00 | $11.76 |
| Value at end of period | $15.04 | $12.85 | $11.72 | $11.30 | $10.16 | $8.17 | $12.00 |
| Number of accumulation units outstanding at end of period | 5,446 | 9,912 | 9,516 | 6,679 | 8,230 | 7,660 | 9,839 |
| **COHEN & STEERS REALTY SHARES, INC.** | | | | | | | |
| (Funds were first received in this option during July 2011) | | | | | | | |
| Value at beginning of period | $10.89 | $9.48 | $10.38 | | | | |
| Value at end of period | $11.13 | $10.89 | $9.48 | | | | |
| Number of accumulation units outstanding at end of period | 661 | 3,581 | 656 | | | | |
| **COLUMBIA DIVERSIFIED EQUITY INCOME FUND** | | | | | | | |
| (Funds were first received in this option during July 2008) | | | | | | | |
| Value at beginning of period | $9.69 | $8.49 | $9.02 | $7.82 | $6.19 | $8.91 | |
| Value at end of period | $12.57 | $9.69 | $8.49 | $9.02 | $7.82 | $6.19 | |
| Number of accumulation units outstanding at end of period | 1,689 | 19,212 | 26,151 | 30,366 | 31,564 | 19,702 | |
| **COLUMBIA MID CAP VALUE FUND (CLASS A)** | | | | | | | |
| (Funds were first received in this option during June 2008) | | | | | | | |
| Value at beginning of period | $10.71 | $9.26 | $9.76 | $8.00 | $6.10 | $9.61 | |
| Value at end of period | $14.35 | $10.71 | $9.26 | $9.76 | $8.00 | $6.10 | |
| Number of accumulation units outstanding at end of period | 9,026 | 8,964 | 10,759 | 12,205 | 10,716 | 5,054 | |
| **COLUMBIA MID CAP VALUE FUND (CLASS Z)** | | | | | | | |
| (Funds were first received in this option during May 2008) | | | | | | | |
| Value at beginning of period | $10.84 | $9.35 | $9.82 | $8.04 | $6.11 | $10.08 | |
| Value at end of period | $14.56 | $10.84 | $9.35 | $9.82 | $8.04 | $6.11 | |
| Number of accumulation units outstanding at end of period | 114 | 107 | 89 | 224 | 152 | 1,630 | |
| **EUROPACIFIC GROWTH FUND®** | | | | | | | |
| (Funds were first received in this option during March 2007) | | | | | | | |
| Value at beginning of period | $15.76 | $13.33 | $15.55 | $14.33 | $10.38 | $17.61 | $14.80 |
| Value at end of period | $18.79 | $15.76 | $13.33 | $15.55 | $14.33 | $10.38 | $17.61 |
| Number of accumulation units outstanding at end of period | 168,776 | 212,245 | 205,104 | 192,690 | 166,556 | 136,957 | 96,627 |
| **FIDELITY® VIP CONTRAFUND® PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during March 2007) | | | | | | | |
| Value at beginning of period | $15.46 | $13.38 | $13.84 | $11.90 | $8.84 | $15.50 | $13.24 |
| Value at end of period | $20.13 | $15.46 | $13.38 | $13.84 | $11.90 | $8.84 | $15.50 |
| Number of accumulation units outstanding at end of period | 272,430 | 438,638 | 451,227 | 473,538 | 463,388 | 422,624 | 372,912 |

CFI 400

| | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 | 2007 |
|---|---|---|---|---|---|---|---|
| **FIDELITY® VIP EQUITY-INCOME PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during March 2007) | | | | | | | |
| Value at beginning of period | $13.12 | $11.28 | $11.26 | $9.86 | $7.63 | $13.41 | $13.27 |
| Value at end of period | $16.68 | $13.12 | $11.28 | $11.26 | $9.86 | $7.63 | $13.41 |
| Number of accumulation units outstanding at end of period | 22,258 | 40,878 | 48,864 | 57,406 | 58,973 | 63,469 | 74,296 |
| **FIDELITY® VIP GROWTH PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during March 2007) | | | | | | | |
| Value at beginning of period | $14.12 | $12.41 | $12.49 | $10.14 | $7.97 | $15.20 | $12.04 |
| Value at end of period | $19.10 | $14.12 | $12.41 | $12.49 | $10.14 | $7.97 | $15.20 |
| Number of accumulation units outstanding at end of period | 30,734 | 63,688 | 62,805 | 60,841 | 60,583 | 66,033 | 66,322 |
| **FIDELITY® VIP OVERSEAS PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during March 2007) | | | | | | | |
| Value at beginning of period | $13.17 | $11.00 | $13.38 | $11.93 | $9.50 | $17.04 | $14.52 |
| Value at end of period | $17.04 | $13.17 | $11.00 | $13.38 | $11.93 | $9.50 | $17.04 |
| Number of accumulation units outstanding at end of period | 2,358 | 8,299 | 7,981 | 7,275 | 7,671 | 6,853 | 10,212 |
| **FRANKLIN SMALL CAP VALUE SECURITIES FUND** | | | | | | | |
| (Funds were first received in this option during March 2007) | | | | | | | |
| Value at beginning of period | $15.49 | $13.19 | $13.82 | $10.86 | $8.48 | $12.76 | $13.47 |
| Value at end of period | $20.94 | $15.49 | $13.19 | $13.82 | $10.86 | $8.48 | $12.76 |
| Number of accumulation units outstanding at end of period | 5,818 | 24,291 | 23,224 | 21,991 | 21,562 | 19,672 | 22,636 |
| **FUNDAMENTAL INVESTORS**[SM] | | | | | | | |
| (Funds were first received in this option during June 2008) | | | | | | | |
| Value at beginning of period | $10.34 | $8.90 | $9.15 | $8.09 | $6.12 | $9.80 | |
| Value at end of period | $13.49 | $10.34 | $8.90 | $9.15 | $8.09 | $6.12 | |
| Number of accumulation units outstanding at end of period | 19,954 | 29,388 | 38,057 | 41,505 | 26,512 | 13,284 | |
| **ING AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during March 2007) | | | | | | | |
| Value at beginning of period | $16.59 | $14.37 | $14.96 | $12.36 | $9.18 | $12.60 | $13.25 |
| Value at end of period | $21.61 | $16.59 | $14.37 | $14.96 | $12.36 | $9.18 | $12.60 |
| Number of accumulation units outstanding at end of period | 7,531 | 13,445 | 10,530 | 7,414 | 4,596 | 3,772 | 3,347 |
| **ING BALANCED PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during March 2007) | | | | | | | |
| Value at beginning of period | $12.98 | $11.51 | $11.76 | $10.39 | $8.78 | $12.31 | $11.76 |
| Value at end of period | $15.03 | $12.98 | $11.51 | $11.76 | $10.39 | $8.78 | $12.31 |
| Number of accumulation units outstanding at end of period | 83,943 | 137,873 | 153,281 | 190,576 | 220,709 | 232,643 | 262,619 |
| **ING BARON GROWTH PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during March 2007) | | | | | | | |
| Value at beginning of period | $15.70 | $13.22 | $13.04 | $10.39 | $7.75 | $13.29 | $12.77 |
| Value at end of period | $21.62 | $15.70 | $13.22 | $13.04 | $10.39 | $7.75 | $13.29 |
| Number of accumulation units outstanding at end of period | 14,665 | 46,456 | 38,716 | 36,333 | 32,265 | 28,007 | 15,999 |
| **ING BLACKROCK HEALTH SCIENCES OPPORTUNITIES PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during April 2007) | | | | | | | |
| Value at beginning of period | $15.15 | $12.86 | $12.38 | $11.66 | $9.79 | $13.84 | $12.98 |
| Value at end of period | $21.69 | $15.15 | $12.86 | $12.38 | $11.66 | $9.79 | $13.84 |
| Number of accumulation units outstanding at end of period | 5,400 | 1,474 | 4,853 | 2,805 | 1,748 | 1,410 | 1,095 |
| **ING BLACKROCK LARGE CAP GROWTH PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during March 2007) | | | | | | | |
| Value at beginning of period | $10.29 | $9.04 | $9.23 | $8.19 | $6.32 | $10.44 | $10.67 |
| Value at end of period | $13.62 | $10.29 | $9.04 | $9.23 | $8.19 | $6.32 | $10.44 |
| Number of accumulation units outstanding at end of period | 9,514 | 18,549 | 18,407 | 18,406 | 19,879 | 18,763 | 29,052 |

# Condensed Financial Information (continued)

| | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 | 2007 |
|---|---|---|---|---|---|---|---|
| **ING CLARION GLOBAL REAL ESTATE PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during September 2008) | | | | | | | |
| Value at beginning of period | $12.09 | $9.67 | $10.27 | $8.90 | $6.71 | $9.74 | |
| Value at end of period | $12.47 | $12.09 | $9.67 | $10.27 | $8.90 | $6.71 | |
| Number of accumulation units outstanding at end of period | 4,913 | 10,857 | 9,544 | 9,262 | 7,535 | 6,979 | |
| **ING CLARION REAL ESTATE PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during March 2007) | | | | | | | |
| Value at beginning of period | $13.15 | $11.47 | $10.56 | $8.32 | $6.17 | $10.12 | $13.08 |
| Value at end of period | $13.32 | $13.15 | $11.47 | $10.56 | $8.32 | $6.17 | $10.12 |
| Number of accumulation units outstanding at end of period | 9,642 | 17,845 | 21,133 | 21,143 | 6,588 | 6,625 | 3,164 |
| **ING COLUMBIA CONTRARIAN CORE PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during March 2007) | | | | | | | |
| Value at beginning of period | $12.02 | $10.79 | $11.41 | $10.27 | $7.86 | $13.04 | $12.53 |
| Value at end of period | $16.07 | $12.02 | $10.79 | $11.41 | $10.27 | $7.86 | $13.04 |
| Number of accumulation units outstanding at end of period | 2,351 | 2,371 | 2,459 | 2,132 | 2,627 | 675 | 991 |
| **ING COLUMBIA SMALL CAP VALUE II PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during March 2007) | | | | | | | |
| Value at beginning of period | $11.40 | $10.06 | $10.42 | $8.39 | $6.78 | $10.37 | $10.34 |
| Value at end of period | $15.83 | $11.40 | $10.06 | $10.42 | $8.39 | $6.78 | $10.37 |
| Number of accumulation units outstanding at end of period | 1,404 | 3,632 | 2,332 | 2,182 | 1,731 | 94 | 85 |
| **ING FMR^SM DIVERSIFIED MID CAP PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during March 2007) | | | | | | | |
| Value at beginning of period | $16.13 | $14.19 | $16.06 | $12.61 | $9.13 | $15.13 | $13.43 |
| Value at end of period | $21.77 | $16.13 | $14.19 | $16.06 | $12.61 | $9.13 | $15.13 |
| Number of accumulation units outstanding at end of period | 34,907 | 61,683 | 62,674 | 59,469 | 49,152 | 33,278 | 17,177 |
| **ING GLOBAL BOND PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during March 2007) | | | | | | | |
| Value at beginning of period | $15.21 | $14.21 | $13.81 | $12.02 | $9.96 | $11.89 | $11.17 |
| Value at end of period | $14.49 | $15.21 | $14.21 | $13.81 | $12.02 | $9.96 | $11.89 |
| Number of accumulation units outstanding at end of period | 17,361 | 55,160 | 67,713 | 75,128 | 75,277 | 73,897 | 69,804 |
| **ING GLOBAL RESOURCES PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during March 2007) | | | | | | | |
| Value at beginning of period | $11.35 | $11.77 | $13.06 | $10.83 | $7.94 | $13.56 | $10.12 |
| Value at end of period | $12.79 | $11.35 | $11.77 | $13.06 | $10.83 | $7.94 | $13.56 |
| Number of accumulation units outstanding at end of period | 14,335 | 22,478 | 26,225 | 46,935 | 41,649 | 36,869 | 32,694 |
| **ING GNMA INCOME FUND** | | | | | | | |
| (Funds were first received in this option during August 2010) | | | | | | | |
| Value at beginning of period | $11.15 | $10.92 | $10.25 | $10.25 | | | |
| Value at end of period | $10.85 | $11.15 | $10.92 | $10.25 | | | |
| Number of accumulation units outstanding at end of period | 22,359 | 31,063 | 7,346 | 20 | | | |
| **ING GROWTH AND INCOME PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during March 2007) | | | | | | | |
| Value at beginning of period | $13.97 | $12.16 | $12.29 | $10.85 | $8.40 | $13.58 | $12.62 |
| Value at end of period | $18.10 | $13.97 | $12.16 | $12.29 | $10.85 | $8.40 | $13.58 |
| Number of accumulation units outstanding at end of period | 159,727 | 196,029 | 202,807 | 215,934 | 224,808 | 234,804 | 259,820 |
| **ING INDEX PLUS LARGECAP PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during March 2007) | | | | | | | |
| Value at beginning of period | $12.74 | $11.22 | $11.32 | $10.01 | $8.19 | $13.15 | $12.46 |
| Value at end of period | $16.80 | $12.74 | $11.22 | $11.32 | $10.01 | $8.19 | $13.15 |
| Number of accumulation units outstanding at end of period | 66,720 | 100,895 | 105,309 | 114,037 | 114,603 | 122,044 | 142,278 |

| | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 | 2007 |
|---|---|---|---|---|---|---|---|
| **ING INDEX PLUS MIDCAP PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during March 2007) | | | | | | | |
| Value at beginning of period | $14.90 | $12.76 | $13.01 | $10.76 | $8.23 | $13.29 | $13.13 |
| Value at end of period | $19.88 | $14.90 | $12.76 | $13.01 | $10.76 | $8.23 | $13.29 |
| Number of accumulation units outstanding at end of period | 83,623 | 109,693 | 116,037 | 134,111 | 141,957 | 144,516 | 147,986 |
| **ING INDEX PLUS SMALLCAP PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during March 2007) | | | | | | | |
| Value at beginning of period | $13.26 | $11.89 | $12.07 | $9.91 | $8.00 | $12.14 | $13.16 |
| Value at end of period | $18.77 | $13.26 | $11.89 | $12.07 | $9.91 | $8.00 | $12.14 |
| Number of accumulation units outstanding at end of period | 21,449 | 21,416 | 24,022 | 26,938 | 26,217 | 27,913 | 33,827 |
| **ING INDEX SOLUTION 2055 PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during February 2011) | | | | | | | |
| Value at beginning of period | $12.59 | $10.95 | $11.88 | | | | |
| Value at end of period | $15.51 | $12.59 | $10.95 | | | | |
| Number of accumulation units outstanding at end of period | 0 | 36 | 99 | | | | |
| **ING INTERMEDIATE BOND PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during March 2007) | | | | | | | |
| Value at beginning of period | $14.19 | $13.07 | $12.25 | $11.24 | $10.16 | $11.19 | $10.79 |
| Value at end of period | $14.06 | $14.19 | $13.07 | $12.25 | $11.24 | $10.16 | $11.19 |
| Number of accumulation units outstanding at end of period | 62,421 | 132,299 | 131,940 | 132,663 | 136,850 | 177,823 | 166,671 |
| **ING INTERNATIONAL INDEX PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during November 2008) | | | | | | | |
| Value at beginning of period | $8.26 | $7.02 | $8.05 | $7.53 | $5.93 | $5.05 | |
| Value at end of period | $9.96 | $8.26 | $7.02 | $8.05 | $7.53 | $5.93 | |
| Number of accumulation units outstanding at end of period | 5,779 | 13,897 | 12,486 | 11,865 | 10,539 | 1 | |
| **ING INTERNATIONAL VALUE PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during March 2007) | | | | | | | |
| Value at beginning of period | $12.11 | $10.24 | $12.14 | $11.94 | $9.46 | $16.66 | $14.79 |
| Value at end of period | $14.56 | $12.11 | $10.24 | $12.14 | $11.94 | $9.46 | $16.66 |
| Number of accumulation units outstanding at end of period | 92 | 3,731 | 3,043 | 3,515 | 7,476 | 8,433 | 8,999 |
| **ING INVESCO COMSTOCK PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during March 2007) | | | | | | | |
| Value at beginning of period | $12.60 | $10.71 | $11.02 | $9.65 | $7.57 | $12.01 | $12.30 |
| Value at end of period | $16.88 | $12.60 | $10.71 | $11.02 | $9.65 | $7.57 | $12.01 |
| Number of accumulation units outstanding at end of period | 28,481 | 35,218 | 36,474 | 44,284 | 50,823 | 46,204 | 66,090 |
| **ING INVESCO EQUITY AND INCOME PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during March 2007) | | | | | | | |
| Value at beginning of period | $14.31 | $12.79 | $13.03 | $11.70 | $9.61 | $12.64 | $12.21 |
| Value at end of period | $17.74 | $14.31 | $12.79 | $13.03 | $11.70 | $9.61 | $12.64 |
| Number of accumulation units outstanding at end of period | 31,036 | 40,133 | 56,500 | 68,422 | 70,595 | 70,262 | 82,177 |
| **ING INVESCO GROWTH AND INCOME PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during March 2007) | | | | | | | |
| Value at beginning of period | $13.36 | $11.75 | $12.11 | $10.85 | $8.82 | $13.12 | $12.64 |
| Value at end of period | $17.74 | $13.36 | $11.75 | $12.11 | $10.85 | $8.82 | $13.12 |
| Number of accumulation units outstanding at end of period | 4,528 | 21,683 | 18,462 | 21,188 | 21,499 | 20,663 | 15,928 |
| **ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during March 2007) | | | | | | | |
| Value at beginning of period | $23.68 | $20.04 | $24.72 | $20.71 | $12.17 | $25.18 | $17.89 |
| Value at end of period | $22.14 | $23.68 | $20.04 | $24.72 | $20.71 | $12.17 | $25.18 |
| Number of accumulation units outstanding at end of period | 3,732 | 4,770 | 4,237 | 5,264 | 13,331 | 7,416 | 14,909 |

# Condensed Financial Information (continued)

| | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 | 2007 |
|---|---|---|---|---|---|---|---|
| **ING JPMORGAN MID CAP VALUE PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during March 2007) | | | | | | | |
| Value at beginning of period | $15.71 | $13.19 | $13.06 | $10.71 | $8.59 | $12.93 | $13.01 |
| Value at end of period | $20.50 | $15.71 | $13.19 | $13.06 | $10.71 | $8.59 | $12.93 |
| Number of accumulation units outstanding at end of period | 78,732 | 84,847 | 72,069 | 66,324 | 52,840 | 44,280 | 35,979 |
| **ING JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during March 2007) | | | | | | | |
| Value at beginning of period | $16.45 | $13.97 | $14.27 | $11.35 | $8.99 | $12.93 | $13.58 |
| Value at end of period | $22.68 | $16.45 | $13.97 | $14.27 | $11.35 | $8.99 | $12.93 |
| Number of accumulation units outstanding at end of period | 8,251 | 4,709 | 5,198 | 4,691 | 2,626 | 1,384 | 1,284 |
| **ING LARGE CAP GROWTH PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during January 2011) | | | | | | | |
| Value at beginning of period | $12.12 | $10.35 | $10.32 | | | | |
| Value at end of period | $15.75 | $12.12 | $10.35 | | | | |
| Number of accumulation units outstanding at end of period | 55,824 | 110,836 | 53,568 | | | | |
| **ING LARGE CAP VALUE PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during July 2007) | | | | | | | |
| Value at beginning of period | $9.89 | $8.70 | $8.47 | $7.15 | $6.40 | $9.23 | $9.44 |
| Value at end of period | $12.85 | $9.89 | $8.70 | $8.47 | $7.15 | $6.40 | $9.23 |
| Number of accumulation units outstanding at end of period | 278,804 | 330,733 | 334,339 | 275,985 | 284,567 | 264,071 | 192,970 |
| **ING MARSICO GROWTH PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during April 2008) | | | | | | | |
| Value at beginning of period | $11.03 | $9.85 | $10.07 | $8.45 | $6.58 | $10.23 | |
| Value at end of period | $14.86 | $11.03 | $9.85 | $10.07 | $8.45 | $6.58 | |
| Number of accumulation units outstanding at end of period | 1,861 | 1,939 | 1,832 | 1,300 | 1,152 | 951 | |
| **ING MFS TOTAL RETURN PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during March 2007) | | | | | | | |
| Value at beginning of period | $13.18 | $11.95 | $11.86 | $10.88 | $9.30 | $12.08 | $11.82 |
| Value at end of period | $15.51 | $13.18 | $11.95 | $11.86 | $10.88 | $9.30 | $12.08 |
| Number of accumulation units outstanding at end of period | 5,645 | 5,371 | 4,818 | 2,328 | 2,327 | 3,232 | 3,133 |
| **ING MFS UTILITIES PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during April 2007) | | | | | | | |
| Value at beginning of period | $20.68 | $18.40 | $17.43 | $15.46 | $11.73 | $18.99 | $16.57 |
| Value at end of period | $24.65 | $20.68 | $18.40 | $17.43 | $15.46 | $11.73 | $18.99 |
| Number of accumulation units outstanding at end of period | 2,820 | 4,605 | 4,405 | 3,319 | 6,210 | 5,660 | 7,944 |
| **ING MIDCAP OPPORTUNITIES PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during March 2007) | | | | | | | |
| Value at beginning of period | $19.68 | $17.37 | $17.60 | $13.61 | $9.70 | $15.67 | $12.80 |
| Value at end of period | $25.76 | $19.68 | $17.37 | $17.60 | $13.61 | $9.70 | $15.67 |
| Number of accumulation units outstanding at end of period | 12,624 | 17,841 | 7,756 | 8,034 | 126 | 104 | 600 |
| **ING MONEY MARKET PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during March 2007) | | | | | | | |
| Value at beginning of period | $11.12 | $11.20 | $11.29 | $11.35 | $11.41 | $11.20 | $10.81 |
| Value at end of period | $11.03 | $11.12 | $11.20 | $11.29 | $11.35 | $11.41 | $11.20 |
| Number of accumulation units outstanding at end of period | 8,047 | 29,163 | 32,119 | 29,117 | 27,390 | 65,820 | 55,530 |
| **ING MULTI-MANAGER LARGE CAP CORE PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during March 2007) | | | | | | | |
| Value at beginning of period | $10.94 | $9.98 | $10.51 | $9.12 | $7.39 | $11.37 | $10.91 |
| Value at end of period | $14.17 | $10.94 | $9.98 | $10.51 | $9.12 | $7.39 | $11.37 |
| Number of accumulation units outstanding at end of period | 8,433 | 8,860 | 8,487 | 7,757 | 9,500 | 8,479 | 7,920 |

CFI 404

**Condensed Financial Information (continued)**

| | 2007 | 2008 | 2009 | 2010 | 2011 | 2012 | 2013 |
|---|---|---|---|---|---|---|---|
| **ING OPPENHEIMER GLOBAL PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during March 2007) | | | | | | | |
| Value at beginning of period | $14.00 | $14.97 | $8.87 | $12.27 | $14.13 | $12.88 | $15.55 |
| Value at end of period | $14.97 | $8.87 | $12.27 | $14.13 | $12.88 | $15.55 | $19.61 |
| Number of accumulation units outstanding at end of period | 172,507 | 143,517 | 139,273 | 135,872 | 126,644 | 121,463 | 71,938 |
| **ING PIMCO HIGH YIELD PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during March 2007) | | | | | | | |
| Value at beginning of period | $11.69 | $11.73 | $9.02 | $13.36 | $15.15 | $15.69 | $17.75 |
| Value at end of period | $11.73 | $9.02 | $13.36 | $15.15 | $15.69 | $17.75 | $18.60 |
| Number of accumulation units outstanding at end of period | 3,344 | 2,165 | 8,221 | 7,152 | 11,599 | 8,605 | 1,100 |
| **ING PIMCO TOTAL RETURN PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during March 2007) | | | | | | | |
| Value at beginning of period | $10.67 | $11.43 | $11.32 | $12.64 | $13.49 | $13.82 | $14.79 |
| Value at end of period | $11.43 | $11.32 | $12.64 | $13.49 | $13.82 | $14.79 | $14.40 |
| Number of accumulation units outstanding at end of period | 48,660 | 66,132 | 129,223 | 131,664 | 144,326 | 166,518 | 108,737 |
| **ING PIONEER HIGH YIELD PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during May 2007) | | | | | | | |
| Value at beginning of period | $11.29 | $11.23 | $7.86 | $13.03 | $15.39 | $15.16 | $17.47 |
| Value at end of period | $11.23 | $7.86 | $13.03 | $15.39 | $15.16 | $17.47 | $19.47 |
| Number of accumulation units outstanding at end of period | 1,055 | 1,198 | 8,559 | 10,641 | 7,985 | 12,024 | 6,093 |
| **ING RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during July 2009) | | | | | | | |
| Value at beginning of period | | | $10.71 | $12.57 | $14.07 | $14.54 | $16.52 |
| Value at end of period | | | $12.57 | $14.07 | $14.54 | $16.52 | $21.63 |
| Number of accumulation units outstanding at end of period | | | 1,384 | 1,198 | 1,437 | 2,462 | 1,810 |
| **ING RUSSELL™ LARGE CAP INDEX PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during May 2008) | | | | | | | |
| Value at beginning of period | | $10.05 | $6.64 | $8.16 | $9.08 | $9.24 | $10.59 |
| Value at end of period | | $6.64 | $8.16 | $9.08 | $9.24 | $10.59 | $13.87 |
| Number of accumulation units outstanding at end of period | | 1,013 | 3,556 | 5,049 | 5,412 | 11,301 | 13,473 |
| **ING RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during July 2009) | | | | | | | |
| Value at beginning of period | | | $10.06 | $11.86 | $13.08 | $13.05 | $15.01 |
| Value at end of period | | | $11.86 | $13.08 | $13.05 | $15.01 | $19.57 |
| Number of accumulation units outstanding at end of period | | | 711 | 690 | 1,143 | 1,448 | 1,207 |
| **ING RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during August 2009) | | | | | | | |
| Value at beginning of period | | | $11.41 | $12.86 | $16.05 | $15.57 | $17.84 |
| Value at end of period | | | $12.86 | $16.05 | $15.57 | $17.84 | $23.88 |
| Number of accumulation units outstanding at end of period | | | 1,101 | 1,177 | 1,210 | 1,633 | 637 |
| **ING RUSSELL™ MID CAP INDEX PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during February 2009) | | | | | | | |
| Value at beginning of period | | | $5.57 | $8.25 | $10.24 | $9.97 | $11.58 |
| Value at end of period | | | $8.25 | $10.24 | $9.97 | $11.58 | $15.41 |
| Number of accumulation units outstanding at end of period | | | 1,027 | 2,747 | 2,157 | 3,936 | 3,183 |
| **ING RUSSELL™ SMALL CAP INDEX PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during January 2009) | | | | | | | |
| Value at beginning of period | | | $7.04 | $8.75 | $10.98 | $10.46 | $12.04 |
| Value at end of period | | | $8.75 | $10.98 | $10.46 | $12.04 | $16.58 |
| Number of accumulation units outstanding at end of period | | | 920 | 5,379 | 6,294 | 4,744 | 1,217 |

**Condensed Financial Information (continued)**

| | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 | 2007 |
|---|---|---|---|---|---|---|---|
| **ING SMALLCAP OPPORTUNITIES PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during March 2007) | | | | | | | |
| Value at beginning of period | $18.66 | $16.33 | $16.33 | $12.44 | $9.57 | $14.72 | $13.79 |
| Value at end of period | $25.75 | $18.66 | $16.33 | $16.33 | $12.44 | $9.57 | $14.72 |
| Number of accumulation units outstanding at end of period | 6,825 | 13,460 | 10,745 | 10,430 | 4,297 | 3,555 | 3,287 |
| **ING SMALL COMPANY PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during March 2007) | | | | | | | |
| Value at beginning of period | $17.09 | $15.04 | $15.55 | $12.60 | $9.96 | $14.56 | $14.18 |
| Value at end of period | $23.35 | $17.09 | $15.04 | $15.55 | $12.60 | $9.96 | $14.56 |
| Number of accumulation units outstanding at end of period | 42,878 | 71,566 | 70,168 | 66,642 | 55,858 | 47,319 | 45,927 |
| **ING SOLUTION 2015 PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during April 2007) | | | | | | | |
| Value at beginning of period | $13.08 | $11.83 | $12.01 | $10.88 | $8.97 | $12.36 | $12.07 |
| Value at end of period | $14.16 | $13.08 | $11.83 | $12.01 | $10.88 | $8.97 | $12.36 |
| Number of accumulation units outstanding at end of period | 24,997 | 24,733 | 29,188 | 30,774 | 23,640 | 16,605 | 11,202 |
| **ING SOLUTION 2025 PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during April 2007) | | | | | | | |
| Value at beginning of period | $12.83 | $11.40 | $11.86 | $10.51 | $8.42 | $12.83 | $12.54 |
| Value at end of period | $14.81 | $12.83 | $11.40 | $11.86 | $10.51 | $8.42 | $12.83 |
| Number of accumulation units outstanding at end of period | 41,919 | 39,768 | 38,196 | 34,102 | 25,924 | 26,858 | 18,618 |
| **ING SOLUTION 2035 PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during April 2007) | | | | | | | |
| Value at beginning of period | $12.98 | $11.36 | $12.01 | $10.57 | $8.30 | $13.28 | $12.89 |
| Value at end of period | $15.49 | $12.98 | $11.36 | $12.01 | $10.57 | $8.30 | $13.28 |
| Number of accumulation units outstanding at end of period | 32,151 | 39,411 | 40,732 | 35,260 | 27,640 | 18,920 | 8,291 |
| **ING SOLUTION 2045 PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during April 2007) | | | | | | | |
| Value at beginning of period | $12.97 | $11.32 | $12.03 | $10.53 | $8.18 | $13.71 | $13.25 |
| Value at end of period | $15.88 | $12.97 | $11.32 | $12.03 | $10.53 | $8.18 | $13.71 |
| Number of accumulation units outstanding at end of period | 23,074 | 23,462 | 21,052 | 17,920 | 15,746 | 12,035 | 9,149 |
| **ING SOLUTION 2055 PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during August 2011) | | | | | | | |
| Value at beginning of period | $12.47 | $10.88 | $10.16 | | | | |
| Value at end of period | $15.27 | $12.47 | $10.88 | | | | |
| Number of accumulation units outstanding at end of period | 536 | 351 | 43 | | | | |
| **ING SOLUTION BALANCED PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during July 2008) | | | | | | | |
| Value at beginning of period | $10.44 | $9.25 | $9.56 | $8.55 | $6.93 | $9.03 | |
| Value at end of period | $11.98 | $10.44 | $9.25 | $9.56 | $8.55 | $6.93 | |
| Number of accumulation units outstanding at end of period | 0 | 0 | 0 | 0 | 495 | 100 | |
| **ING SOLUTION INCOME PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during April 2007) | | | | | | | |
| Value at beginning of period | $13.17 | $12.10 | $12.15 | $11.17 | $9.61 | $11.63 | $11.31 |
| Value at end of period | $13.98 | $13.17 | $12.10 | $12.15 | $11.17 | $9.61 | $11.63 |
| Number of accumulation units outstanding at end of period | 124 | 1,382 | 1,079 | 817 | 465 | 123 | 1,177 |
| **ING SOLUTION MODERATELY CONSERVATIVE PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during July 2008) | | | | | | | |
| Value at beginning of period | $11.04 | $9.93 | $10.08 | $9.14 | $7.66 | $9.26 | |
| Value at end of period | $11.99 | $11.04 | $9.93 | $10.08 | $9.14 | $7.66 | |
| Number of accumulation units outstanding at end of period | 0 | 226 | 36 | 0 | 100 | 99 | |

# Condensed Financial Information (continued)

| | 2007 | 2008 | 2009 | 2010 | 2011 | 2012 | 2013 |
|---|---|---|---|---|---|---|---|
| **ING STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during March 2007) | | | | | | | |
| Value at beginning of period | $11.47 | $12.00 | $9.10 | $10.64 | $11.72 | $11.83 | $13.19 |
| Value at end of period | $12.00 | $9.10 | $10.64 | $11.72 | $11.83 | $13.19 | $14.66 |
| Number of accumulation units outstanding at end of period | 6,367 | 7,500 | 5,637 | 6,830 | 4,544 | 4,649 | 3,524 |
| **ING STRATEGIC ALLOCATION GROWTH PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during March 2007) | | | | | | | |
| Value at beginning of period | $12.42 | $12.99 | $8.24 | $10.24 | $11.48 | $11.06 | $12.61 |
| Value at end of period | $12.99 | $8.24 | $10.24 | $11.48 | $11.06 | $12.61 | $15.31 |
| Number of accumulation units outstanding at end of period | 21,424 | 19,418 | 20,024 | 19,980 | 17,552 | 19,015 | 4,409 |
| **ING STRATEGIC ALLOCATION MODERATE PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during March 2007) | | | | | | | |
| Value at beginning of period | $11.94 | $12.52 | $8.63 | $10.43 | $11.60 | $11.44 | $12.89 |
| Value at end of period | $12.52 | $8.63 | $10.43 | $11.60 | $11.44 | $12.89 | $14.91 |
| Number of accumulation units outstanding at end of period | 9,697 | 9,833 | 7,506 | 7,995 | 8,463 | 8,892 | 3,134 |
| **ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during March 2007) | | | | | | | |
| Value at beginning of period | $12.68 | $13.07 | $9.40 | $12.42 | $14.05 | $14.34 | $16.29 |
| Value at end of period | $13.07 | $9.40 | $12.42 | $14.05 | $14.34 | $16.29 | $19.75 |
| Number of accumulation units outstanding at end of period | 107,270 | 158,864 | 184,173 | 218,284 | 257,806 | 291,027 | 193,033 |
| **ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during March 2007) | | | | | | | |
| Value at beginning of period | $13.08 | $14.33 | $8.08 | $11.74 | $14.96 | $14.29 | $16.47 |
| Value at end of period | $14.33 | $8.08 | $11.74 | $14.96 | $14.29 | $16.47 | $22.08 |
| Number of accumulation units outstanding at end of period | 83,507 | 76,134 | 76,390 | 71,330 | 68,263 | 65,087 | 39,463 |
| **ING T. ROWE PRICE EQUITY INCOME PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during March 2007) | | | | | | | |
| Value at beginning of period | $12.73 | $13.02 | $8.31 | $10.30 | $11.74 | $11.55 | $13.43 |
| Value at end of period | $13.02 | $8.31 | $10.30 | $11.74 | $11.55 | $13.43 | $17.28 |
| Number of accumulation units outstanding at end of period | 10,953 | 11,927 | 24,705 | 29,341 | 29,804 | 36,302 | 7,181 |
| **ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during March 2007) | | | | | | | |
| Value at beginning of period | $12.83 | $14.08 | $8.07 | $11.45 | $13.27 | $13.02 | $15.36 |
| Value at end of period | $14.08 | $8.07 | $11.45 | $13.27 | $13.02 | $15.36 | $21.22 |
| Number of accumulation units outstanding at end of period | 56,241 | 54,369 | 55,952 | 54,179 | 55,306 | 50,728 | 35,852 |
| **ING T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during March 2007) | | | | | | | |
| Value at beginning of period | $15.15 | $18.56 | $9.30 | $12.69 | $14.33 | $12.46 | $14.68 |
| Value at end of period | $18.56 | $9.30 | $12.69 | $14.33 | $12.46 | $14.68 | $16.65 |
| Number of accumulation units outstanding at end of period | 4,867 | 4,904 | 5,935 | 6,983 | 9,903 | 10,917 | 6,971 |
| **ING TEMPLETON FOREIGN EQUITY PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during April 2008) | | | | | | | |
| Value at beginning of period | | $10.20 | $6.31 | $8.27 | $8.93 | $7.79 | $9.19 |
| Value at end of period | | $6.31 | $8.27 | $8.93 | $7.79 | $9.19 | $10.97 |
| Number of accumulation units outstanding at end of period | | 25,435 | 20,206 | 17,514 | 18,827 | 43,155 | 8,817 |
| **ING TEMPLETON GLOBAL GROWTH PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during April 2007) | | | | | | | |
| Value at beginning of period | $11.32 | $11.33 | $6.78 | $8.90 | $9.51 | $8.90 | $10.74 |
| Value at end of period | $11.33 | $6.78 | $8.90 | $9.51 | $8.90 | $10.74 | $13.92 |
| Number of accumulation units outstanding at end of period | 1,845 | 1,760 | 1,786 | 1,878 | 1,651 | 2,781 | 471 |

CFI 407

# Condensed Financial Information (continued)

| | 2007 | 2008 | 2009 | 2010 | 2011 | 2012 | 2013 |
|---|---|---|---|---|---|---|---|
| **ING U.S. BOND INDEX PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during December 2008) | | | | | | | |
| Value at beginning of period | | $10.00 | $10.22 | $10.73 | $11.30 | $12.02 | $12.38 |
| Value at end of period | | $10.22 | $10.73 | $11.30 | $12.02 | $12.38 | $11.97 |
| Number of accumulation units outstanding at end of period | | 20 | 1,489 | 2,834 | 3,219 | 4,307 | 816 |
| **INVESCO MID CAP CORE EQUITY FUND** | | | | | | | |
| (Funds were first received in this option during June 2009) | | | | | | | |
| Value at beginning of period | | | $10.44 | $12.30 | $13.73 | $12.77 | $13.98 |
| Value at end of period | | | $12.30 | $13.73 | $12.77 | $13.98 | $17.92 |
| Number of accumulation units outstanding at end of period | | | 1,122 | 1,694 | 2,186 | 1,969 | 276 |
| **INVESCO V.I. AMERICAN FRANCHISE FUND** | | | | | | | |
| (Funds were first received in this option during April 2012) | | | | | | | |
| Value at beginning of period | | | | | | $37.18 | $36.05 |
| Value at end of period | | | | | | $36.05 | $50.12 |
| Number of accumulation units outstanding at end of period | | | | | | 1,984 | 1,726 |
| **INVESCO V.I. CORE EQUITY FUND** | | | | | | | |
| (Funds were first received in this option during March 2007) | | | | | | | |
| Value at beginning of period | $12.62 | $13.60 | $9.43 | $12.00 | $13.04 | $12.93 | $14.61 |
| Value at end of period | $13.60 | $9.43 | $12.00 | $13.04 | $12.93 | $14.61 | $18.73 |
| Number of accumulation units outstanding at end of period | 7,310 | 5,242 | 5,756 | 4,343 | 3,369 | 2,936 | 1,277 |
| **LAZARD U.S. MID CAP EQUITY PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during August 2009) | | | | | | | |
| Value at beginning of period | | | $6.37 | $7.33 | $8.95 | $8.36 | $8.74 |
| Value at end of period | | | $7.33 | $8.95 | $8.36 | $8.74 | $11.50 |
| Number of accumulation units outstanding at end of period | | | 9 | 0 | 933 | 2,307 | 21 |
| **LOOMIS SAYLES SMALL CAP VALUE FUND** | | | | | | | |
| (Funds were first received in this option during August 2008) | | | | | | | |
| Value at beginning of period | | $10.23 | $7.17 | $9.14 | $11.32 | $11.02 | $12.69 |
| Value at end of period | | $7.17 | $9.14 | $11.32 | $11.02 | $12.69 | $17.07 |
| Number of accumulation units outstanding at end of period | | 97 | 692 | 5,874 | 18,883 | 33,180 | 23,476 |
| **LORD ABBETT SERIES FUND - MID CAP STOCK PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during March 2007) | | | | | | | |
| Value at beginning of period | $13.15 | $12.71 | $7.65 | $9.60 | $11.95 | $11.38 | $12.93 |
| Value at end of period | $12.71 | $7.65 | $9.60 | $11.95 | $11.38 | $12.93 | $16.72 |
| Number of accumulation units outstanding at end of period | 42,650 | 39,803 | 42,024 | 39,374 | 35,868 | 27,420 | 15,889 |
| **NEUBERGER BERMAN SOCIALLY RESPONSIVE FUND®** | | | | | | | |
| (Funds were first received in this option during March 2007) | | | | | | | |
| Value at beginning of period | $10.80 | $11.48 | $6.96 | $9.00 | $10.94 | $10.52 | $11.56 |
| Value at end of period | $11.48 | $6.96 | $9.00 | $10.94 | $10.52 | $11.56 | $15.82 |
| Number of accumulation units outstanding at end of period | 337 | 673 | 1,046 | 1,336 | 1,603 | 1,896 | 1,851 |
| **NEW PERSPECTIVE FUND®** | | | | | | | |
| (Funds were first received in this option during March 2007) | | | | | | | |
| Value at beginning of period | $13.74 | $16.01 | $9.87 | $13.46 | $15.05 | $13.79 | $16.52 |
| Value at end of period | $16.01 | $9.87 | $13.46 | $15.05 | $13.79 | $16.52 | $20.78 |
| Number of accumulation units outstanding at end of period | 8,117 | 10,035 | 14,543 | 13,334 | 13,851 | 12,648 | 4,207 |
| **OPPENHEIMER DEVELOPING MARKETS FUND** | | | | | | | |
| (Funds were first received in this option during March 2007) | | | | | | | |
| Value at beginning of period | $16.99 | $23.12 | $11.92 | $21.49 | $27.07 | $21.99 | $26.37 |
| Value at end of period | $23.12 | $11.92 | $21.49 | $27.07 | $21.99 | $26.37 | $28.34 |
| Number of accumulation units outstanding at end of period | 42,831 | 43,297 | 56,959 | 63,965 | 65,629 | 70,601 | 35,995 |

| | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 | 2007 |
|---|---|---|---|---|---|---|---|
| **OPPENHEIMER MAIN STREET SMALL CAP FUND®/VA** | | | | | | | |
| (Funds were first received in this option during March 2007) | | | | | | | |
| Value at beginning of period | $15.52 | $13.26 | $13.67 | $11.17 | $8.20 | $13.30 | $13.86 |
| Value at end of period | $21.71 | $15.52 | $13.26 | $13.67 | $11.17 | $8.20 | $13.30 |
| Number of accumulation units outstanding at end of period | 13,798 | 14,942 | 15,390 | 15,836 | 12,236 | 10,304 | 11,111 |
| **PAX WORLD BALANCED FUND** | | | | | | | |
| (Funds were first received in this option during March 2007) | | | | | | | |
| Value at beginning of period | $12.87 | $11.66 | $11.97 | $10.78 | $8.96 | $13.03 | $11.97 |
| Value at end of period | $14.85 | $12.87 | $11.66 | $11.97 | $10.78 | $8.96 | $13.03 |
| Number of accumulation units outstanding at end of period | 2,054 | 2,828 | 4,823 | 4,595 | 8,326 | 7,372 | 5,636 |
| **PIMCO VIT REAL RETURN PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during March 2007) | | | | | | | |
| Value at beginning of period | $15.47 | $14.34 | $12.94 | $12.07 | $10.28 | $11.15 | $10.39 |
| Value at end of period | $13.93 | $15.47 | $14.34 | $12.94 | $12.07 | $10.28 | $11.15 |
| Number of accumulation units outstanding at end of period | 3,529 | 40,729 | 30,421 | 24,613 | 15,493 | 16,658 | 4,984 |
| **PIONEER EMERGING MARKETS VCT PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during June 2007) | | | | | | | |
| Value at beginning of period | $8.90 | $8.01 | $10.54 | $9.17 | $5.29 | $12.77 | $10.39 |
| Value at end of period | $8.66 | $8.90 | $8.01 | $10.54 | $9.17 | $5.29 | $12.77 |
| Number of accumulation units outstanding at end of period | 7,447 | 10,385 | 9,388 | 8,380 | 17,040 | 7,573 | 30,123 |
| **PIONEER HIGH YIELD VCT PORTFOLIO** | | | | | | | |
| (Funds were first received in this option during March 2007) | | | | | | | |
| Value at beginning of period | $16.02 | $13.91 | $14.26 | $12.18 | $7.65 | $11.94 | $11.67 |
| Value at end of period | $17.80 | $16.02 | $13.91 | $14.26 | $12.18 | $7.65 | $11.94 |
| Number of accumulation units outstanding at end of period | 1,730 | 3,319 | 4,853 | 4,414 | 3,880 | 2,206 | 4,119 |
| **SMALLCAP WORLD FUND®** | | | | | | | |
| (Funds were first received in this option during June 2008) | | | | | | | |
| Value at beginning of period | $10.62 | $8.77 | $10.32 | $8.33 | $5.46 | $9.55 | |
| Value at end of period | $13.63 | $10.62 | $8.77 | $10.32 | $8.33 | $5.46 | |
| Number of accumulation units outstanding at end of period | 994 | 3,484 | 2,676 | 4,479 | 2,806 | 701 | |
| **TEMPLETON GLOBAL BOND FUND** | | | | | | | |
| (Funds were first received in this option during March 2007) | | | | | | | |
| Value at beginning of period | $18.95 | $16.50 | $17.03 | $15.24 | $12.92 | $12.26 | $11.15 |
| Value at end of period | $19.22 | $18.95 | $16.50 | $17.03 | $15.24 | $12.92 | $12.26 |
| Number of accumulation units outstanding at end of period | 86,769 | 106,513 | 91,378 | 81,641 | 64,157 | 56,949 | 24,740 |
| **THE BOND FUND OF AMERICA℠** | | | | | | | |
| (Funds were first received in this option during May 2008) | | | | | | | |
| Value at beginning of period | $11.73 | $11.17 | $10.58 | $9.94 | $8.72 | $9.96 | |
| Value at end of period | $11.41 | $11.73 | $11.17 | $10.58 | $9.94 | $8.72 | |
| Number of accumulation units outstanding at end of period | 8,671 | 11,963 | 9,737 | 11,281 | 9,101 | 5,684 | |
| **THE GROWTH FUND OF AMERICA®** | | | | | | | |
| (Funds were first received in this option during March 2007) | | | | | | | |
| Value at beginning of period | $14.69 | $12.28 | $13.02 | $11.68 | $8.76 | $14.48 | $13.11 |
| Value at end of period | $19.50 | $14.69 | $12.28 | $13.02 | $11.68 | $8.76 | $14.48 |
| Number of accumulation units outstanding at end of period | 40,334 | 68,037 | 82,585 | 120,046 | 83,435 | 86,311 | 62,391 |
| **USAA PRECIOUS METALS AND MINERALS FUND** | | | | | | | |
| (Funds were first received in this option during May 2011) | | | | | | | |
| Value at beginning of period | $7.64 | $8.76 | $9.77 | | | | |
| Value at end of period | $3.68 | $7.64 | $8.76 | | | | |
| Number of accumulation units outstanding at end of period | 71,637 | 49,272 | 819 | | | | |

**Condensed Financial Information (continued)**

| | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 | 2007 |
|---|---|---|---|---|---|---|---|
| **WANGER INTERNATIONAL** | | | | | | | |
| (Funds were first received in this option during July 2007) | | | | | | | |
| Value at beginning of period | $10.67 | $8.85 | $10.44 | $8.43 | $5.67 | $10.51 | $10.58 |
| Value at end of period | $12.95 | $10.67 | $8.85 | $10.44 | $8.43 | $5.67 | $10.51 |
| Number of accumulation units outstanding at end of period | 3,173 | 45,717 | 35,324 | 25,065 | 15,734 | 10,463 | 3,405 |
| **WANGER SELECT** | | | | | | | |
| (Funds were first received in this option during March 2007) | | | | | | | |
| Value at beginning of period | $15.76 | $13.41 | $16.42 | $13.08 | $7.93 | $15.70 | $15.20 |
| Value at end of period | $21.04 | $15.76 | $13.41 | $16.42 | $13.08 | $7.93 | $15.70 |
| Number of accumulation units outstanding at end of period | 21,265 | 51,052 | 50,053 | 49,239 | 42,810 | 33,603 | 21,195 |
| **WANGER USA** | | | | | | | |
| (Funds were first received in this option during March 2007) | | | | | | | |
| Value at beginning of period | $15.43 | $12.96 | $13.54 | $11.06 | $7.84 | $13.11 | $12.75 |
| Value at end of period | $20.48 | $15.43 | $12.96 | $13.54 | $11.06 | $7.84 | $13.11 |
| Number of accumulation units outstanding at end of period | 5,821 | 20,468 | 21,826 | 24,184 | 20,959 | 16,919 | 14,524 |
| **WASHINGTON MUTUAL INVESTORS FUND$^{SM}$** | | | | | | | |
| (Funds were first received in this option during March 2007) | | | | | | | |
| Value at beginning of period | $13.56 | $12.15 | $11.45 | $10.18 | $8.62 | $13.01 | $12.55 |
| Value at end of period | $17.73 | $13.56 | $12.15 | $11.45 | $10.18 | $8.62 | $13.01 |
| Number of accumulation units outstanding at end of period | 31,074 | 36,720 | 37,436 | 45,491 | 49,353 | 48,155 | 50,899 |
| **WELLS FARGO ADVANTAGE SPECIAL SMALL CAP VALUE FUND** | | | | | | | |
| (Funds were first received in this option during April 2007) | | | | | | | |
| Value at beginning of period | $14.74 | $13.09 | $13.49 | $11.09 | $8.61 | $12.72 | $14.20 |
| Value at end of period | $20.19 | $14.74 | $13.09 | $13.49 | $11.09 | $8.61 | $12.72 |
| Number of accumulation units outstanding at end of period | 25,521 | 27,253 | 31,713 | 40,889 | 39,529 | 40,774 | 38,606 |

**TABLE 48**

FOR DEFERRED COMPENSATION CONTRACTS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 0.95% EFFECTIVE DECEMBER 16, 1996
(Selected data for accumulation units outstanding throughout each period)

| | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 |
|---|---|---|---|---|---|---|---|---|---|---|
| **AMANA INCOME FUND** | | | | | | | | | | |
| (Funds were first received in this option during March 2013) | | | | | | | | | | |
| Value at beginning of period | $16.04 | | | | | | | | | |
| Value at end of period | $18.85 | | | | | | | | | |
| Number of accumulation units outstanding at end of period | 1,869 | | | | | | | | | |
| **ARTISAN INTERNATIONAL FUND** | | | | | | | | | | |
| (Funds were first received in this option during May 2008) | | | | | | | | | | |
| Value at beginning of period | $9.23 | $7.43 | $8.09 | $7.71 | $5.57 | $10.25 | | | | |
| Value at end of period | $11.45 | $9.23 | $7.43 | $8.09 | $7.71 | $5.57 | | | | |
| Number of accumulation units outstanding at end of period | 0 | 0 | 0 | 0 | 0 | 128 | | | | |
| **CALVERT VP SRI BALANCED PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $27.27 | $24.91 | $24.05 | $21.66 | $17.45 | $25.65 | $25.20 | $23.39 | $22.35 | $20.84 |
| Value at end of period | $31.87 | $27.27 | $24.91 | $24.05 | $21.66 | $17.45 | $25.65 | $25.20 | $23.39 | $22.35 |
| Number of accumulation units outstanding at end of period | 3,963 | 3,782 | 3,677 | 3,675 | 3,604 | 3,789 | 3,454 | 3,043 | 2,963 | 2,919 |
| **COLUMBIA$^{SM}$ ACORN® FUND** | | | | | | | | | | |
| (Funds were first received in this option during August 2008) | | | | | | | | | | |
| Value at beginning of period | $12.10 | $10.36 | $10.96 | $8.78 | $6.35 | $9.31 | | | | |
| Value at end of period | $15.68 | $12.10 | $10.36 | $10.96 | $8.78 | $6.35 | | | | |
| Number of accumulation units outstanding at end of period | 0 | 0 | 0 | 711 | 655 | 580 | | | | |

## Condensed Financial Information (continued)

| | 2004 | 2005 | 2006 | 2007 | 2008 | 2009 | 2010 | 2011 | 2012 | 2013 |
|---|---|---|---|---|---|---|---|---|---|---|
| **COLUMBIA MID CAP VALUE FUND (CLASS A)** | | | | | | | | | | |
| (Funds were first received in this option during February 2011) | | | | | | | | | | |
| Value at beginning of period | | | | | | | | $10.23 | $9.21 | $10.63 |
| Value at end of period | | | | | | | | $9.21 | $10.63 | $14.23 |
| Number of accumulation units outstanding at end of period | | | | | | | | 1,586 | 357 | 311 |
| **EUROPACIFIC GROWTH FUND®** | | | | | | | | | | |
| (Funds were first received in this option during October 2005) | | | | | | | | | | |
| Value at beginning of period | | $12.47 | $13.76 | $16.60 | $19.55 | $11.51 | $15.86 | $17.19 | $14.71 | $17.37 |
| Value at end of period | | $13.76 | $16.60 | $19.55 | $11.51 | $15.86 | $17.19 | $14.71 | $17.37 | $20.68 |
| Number of accumulation units outstanding at end of period | | 197 | 2,317 | 7,656 | 8,651 | 11,782 | 11,422 | 12,221 | 13,852 | 12,020 |
| **FIDELITY® VIP CONTRAFUND® PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $22.30 | $25.51 | $29.55 | $32.70 | $38.08 | $21.69 | $29.15 | $33.85 | $32.68 | $37.68 |
| Value at end of period | $25.51 | $29.55 | $32.70 | $38.08 | $21.69 | $29.15 | $33.85 | $32.68 | $37.68 | $49.01 |
| Number of accumulation units outstanding at end of period | 36,904 | 47,548 | 48,810 | 53,961 | 37,172 | 36,581 | 37,470 | 39,713 | 42,567 | 43,941 |
| **FIDELITY® VIP EQUITY-INCOME PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $19.87 | $21.95 | $23.02 | $27.40 | $27.56 | $15.65 | $20.19 | $23.03 | $23.03 | $26.76 |
| Value at end of period | $21.95 | $23.02 | $27.40 | $27.56 | $15.65 | $20.19 | $23.03 | $23.03 | $26.76 | $33.97 |
| Number of accumulation units outstanding at end of period | 32,807 | 34,562 | 32,940 | 34,217 | 28,604 | 28,646 | 29,174 | 24,022 | 22,158 | 20,418 |
| **FIDELITY® VIP GROWTH PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $17.19 | $17.61 | $18.45 | $19.53 | $24.56 | $12.85 | $16.33 | $20.09 | $19.94 | $22.65 |
| Value at end of period | $17.61 | $18.45 | $19.53 | $24.56 | $12.85 | $16.33 | $20.09 | $19.94 | $22.65 | $30.59 |
| Number of accumulation units outstanding at end of period | 38,369 | 33,625 | 35,402 | 37,992 | 33,604 | 29,824 | 29,304 | 31,953 | 32,051 | 34,128 |
| **FIDELITY® VIP OVERSEAS PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $13.63 | $15.34 | $18.09 | $21.16 | $24.58 | $13.68 | $17.15 | $19.22 | $15.77 | $18.86 |
| Value at end of period | $15.34 | $18.09 | $21.16 | $24.58 | $13.68 | $17.15 | $19.22 | $15.77 | $18.86 | $24.36 |
| Number of accumulation units outstanding at end of period | 8,678 | 7,709 | 8,159 | 9,281 | 8,730 | 8,409 | 7,758 | 8,066 | 8,319 | 4,834 |
| **FRANKLIN SMALL CAP VALUE SECURITIES FUND** | | | | | | | | | | |
| Value at beginning of period | $12.12 | $14.86 | $16.01 | $18.55 | $17.94 | $11.90 | $15.23 | $19.34 | $18.44 | $21.62 |
| Value at end of period | $14.86 | $16.01 | $18.55 | $17.94 | $11.90 | $15.23 | $19.34 | $18.44 | $21.62 | $29.18 |
| Number of accumulation units outstanding at end of period | 4,473 | 3,705 | 4,327 | 4,722 | 4,629 | 5,398 | 7,106 | 5,193 | 5,149 | 5,558 |
| **FUNDAMENTAL INVESTORS℠** | | | | | | | | | | |
| (Funds were first received in this option during August 2013) | | | | | | | | | | |
| Value at beginning of period | | | | | | | | | | $11.68 |
| Value at end of period | | | | | | | | | | $13.38 |
| Number of accumulation units outstanding at end of period | | | | | | | | | | 2,134 |
| **ING AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $10.87 | $13.06 | $13.96 | $15.96 | $15.35 | $11.17 | $15.01 | $18.14 | $17.40 | $20.05 |
| Value at end of period | $13.06 | $13.96 | $15.96 | $15.35 | $11.17 | $15.01 | $18.14 | $17.40 | $20.05 | $26.09 |
| Number of accumulation units outstanding at end of period | 616 | 493 | 708 | 914 | 914 | 914 | 914 | 1,445 | 1,518 | 1,588 |
| **ING BALANCED PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $24.05 | $26.06 | $26.91 | $29.32 | $30.66 | $21.84 | $25.79 | $29.15 | $28.50 | $32.08 |
| Value at end of period | $26.06 | $26.91 | $29.32 | $30.66 | $21.84 | $25.79 | $29.15 | $28.50 | $32.08 | $37.08 |
| Number of accumulation units outstanding at end of period | 56,053 | 48,380 | 46,227 | 43,686 | 11,756 | 10,886 | 10,241 | 7,902 | 7,752 | 7,460 |
| **ING BARON GROWTH PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $11.50 | $14.58 | $15.51 | $17.70 | $18.61 | $10.83 | $14.50 | $18.17 | $18.40 | $21.81 |
| Value at end of period | $14.58 | $15.51 | $17.70 | $18.61 | $10.83 | $14.50 | $18.17 | $18.40 | $21.81 | $29.99 |
| Number of accumulation units outstanding at end of period | 2,376 | 2,692 | 2,797 | 3,015 | 484 | 608 | 707 | 589 | 706 | 5,753 |
| **ING BLACKROCK HEALTH SCIENCES OPPORTUNITIES PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during August 2005) | | | | | | | | | | |
| Value at beginning of period | | $10.83 | $11.23 | $12.67 | $13.62 | $9.62 | $11.44 | $12.13 | $12.59 | $14.80 |
| Value at end of period | | $11.23 | $12.67 | $13.62 | $9.62 | $11.44 | $12.13 | $12.59 | $14.80 | $21.16 |
| Number of accumulation units outstanding at end of period | | 49 | 322 | 1,176 | 1,487 | 2,124 | 1,747 | 2,044 | 2,803 | 4,658 |

CFI 411

**Condensed Financial Information (continued)**

| | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING BLACKROCK LARGE CAP GROWTH PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2007) | | | | | | | | | | |
| Value at beginning of period | $10.20 | $8.98 | $9.18 | $8.16 | $6.31 | $10.43 | $10.67 | | | |
| Value at end of period | $13.48 | $10.20 | $8.98 | $9.18 | $8.16 | $6.31 | $10.43 | | | |
| Number of accumulation units outstanding at end of period | 14,394 | 16,959 | 18,178 | 20,212 | 21,159 | 28,318 | 40,095 | | | |
| **ING CLARION GLOBAL REAL ESTATE PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during September 2008) | | | | | | | | | | |
| Value at beginning of period | $12.01 | $9.62 | $10.24 | $8.89 | $6.71 | $9.74 | | | | |
| Value at end of period | $12.37 | $12.01 | $9.62 | $10.24 | $8.89 | $6.71 | | | | |
| Number of accumulation units outstanding at end of period | 2,223 | 1,776 | 2,579 | 2,248 | 1,413 | 2,071 | | | | |
| **ING CLARION REAL ESTATE PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during September 2006) | | | | | | | | | | |
| Value at beginning of period | $12.95 | $11.32 | $10.43 | $8.23 | $6.12 | $10.04 | $12.32 | $10.94 | | |
| Value at end of period | $13.09 | $12.95 | $11.32 | $10.43 | $8.23 | $6.12 | $10.04 | $12.32 | | |
| Number of accumulation units outstanding at end of period | 4,432 | 4,101 | 3,597 | 5,332 | 4,787 | 3,811 | 4,573 | 4,104 | | |
| **ING COLUMBIA CONTRARIAN CORE PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $19.57 | $17.60 | $18.64 | $16.80 | $12.88 | $21.40 | $20.74 | $18.39 | $17.87 | $16.64 |
| Value at end of period | $26.12 | $19.57 | $17.60 | $18.64 | $16.80 | $12.88 | $21.40 | $20.74 | $18.39 | $17.87 |
| Number of accumulation units outstanding at end of period | 3,302 | 2,724 | 2,525 | 2,682 | 4,136 | 2,675 | 1,384 | 1,233 | 398 | 486 |
| **ING COLUMBIA SMALL CAP VALUE II PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during March 2012) | | | | | | | | | | |
| Value at beginning of period | $11.23 | $11.17 | | | | | | | | |
| Value at end of period | $15.57 | $11.23 | | | | | | | | |
| Number of accumulation units outstanding at end of period | 157 | 82 | | | | | | | | |
| **ING FMR<sup>SM</sup> DIVERSIFIED MID CAP PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during September 2005) | | | | | | | | | | |
| Value at beginning of period | $15.76 | $13.88 | $15.74 | $12.38 | $8.98 | $14.89 | $13.13 | $11.85 | $11.46 | |
| Value at end of period | $21.24 | $15.76 | $13.88 | $15.74 | $12.38 | $8.98 | $14.89 | $13.13 | $11.85 | |
| Number of accumulation units outstanding at end of period | 886 | 863 | 833 | 157 | 758 | 672 | 454 | 350 | 219 | |
| **ING GLOBAL BOND PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2005) | | | | | | | | | | |
| Value at beginning of period | $14.75 | $13.80 | $13.43 | $11.70 | $9.72 | $11.61 | $10.78 | $10.03 | $9.89 | |
| Value at end of period | $14.02 | $14.75 | $13.80 | $13.43 | $11.70 | $9.72 | $11.61 | $10.78 | $10.03 | |
| Number of accumulation units outstanding at end of period | 7,976 | 11,877 | 14,824 | 14,455 | 14,260 | 15,739 | 16,158 | 18,643 | 24,536 | |
| **ING GLOBAL RESOURCES PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during January 2007) | | | | | | | | | | |
| Value at beginning of period | $11.22 | $11.66 | $12.95 | $10.75 | $7.89 | $13.51 | $9.69 | | | |
| Value at end of period | $12.62 | $11.22 | $11.66 | $12.95 | $10.75 | $7.89 | $13.51 | | | |
| Number of accumulation units outstanding at end of period | 31,005 | 36,464 | 30,849 | 30,645 | 29,622 | 28,932 | 30,640 | | | |
| **ING GROWTH AND INCOME PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $27.44 | $23.93 | $24.22 | $21.42 | $16.61 | $26.88 | $25.27 | $22.34 | $20.85 | $19.42 |
| Value at end of period | $35.52 | $27.44 | $23.93 | $24.22 | $21.42 | $16.61 | $26.88 | $25.27 | $22.34 | $20.85 |
| Number of accumulation units outstanding at end of period | 68,058 | 57,768 | 55,857 | 51,247 | 50,761 | 58,482 | 258,548 | 282,823 | 324,582 | 395,518 |
| **ING INDEX PLUS LARGECAP PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $22.51 | $19.85 | $20.06 | $17.77 | $14.56 | $23.41 | $22.50 | $19.83 | $18.99 | $17.34 |
| Value at end of period | $29.63 | $22.51 | $19.85 | $20.06 | $17.77 | $14.56 | $23.41 | $22.50 | $19.83 | $18.99 |
| Number of accumulation units outstanding at end of period | 17,215 | 21,911 | 21,794 | 23,091 | 27,298 | 30,020 | 37,244 | 40,435 | 37,672 | 37,366 |
| **ING INDEX PLUS MIDCAP PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $26.60 | $22.82 | $23.30 | $19.30 | $14.79 | $23.91 | $22.88 | $21.11 | $19.18 | $16.60 |
| Value at end of period | $35.45 | $26.60 | $22.82 | $23.30 | $19.30 | $14.79 | $23.91 | $22.88 | $21.11 | $19.18 |
| Number of accumulation units outstanding at end of period | 12,461 | 13,414 | 11,765 | 14,614 | 16,127 | 14,947 | 17,456 | 18,171 | 21,190 | 17,447 |

# Condensed Financial Information (continued)

| | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING INDEX PLUS SMALLCAP PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $18.14 | $16.30 | $16.58 | $13.62 | $11.02 | $16.74 | $18.02 | $15.99 | $15.00 | $12.40 |
| Value at end of period | $25.65 | $18.14 | $16.30 | $16.58 | $13.62 | $11.02 | $16.74 | $18.02 | $15.99 | $15.00 |
| Number of accumulation units outstanding at end of period | 7,998 | 12,142 | 12,384 | 12,558 | 14,716 | 14,752 | 19,654 | 21,117 | 21,458 | 18,177 |
| **ING INTERMEDIATE BOND PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $26.73 | $24.67 | $23.15 | $21.28 | $19.26 | $21.24 | $20.23 | $19.62 | $19.20 | $18.49 |
| Value at end of period | $26.44 | $26.73 | $24.67 | $23.15 | $21.28 | $19.26 | $21.24 | $20.23 | $19.62 | $19.20 |
| Number of accumulation units outstanding at end of period | 7,703 | 13,669 | 11,791 | 11,704 | 10,242 | 7,843 | 10,247 | 11,894 | 17,655 | 20,002 |
| **ING INTERNATIONAL INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during August 2009) | | | | | | | | | | |
| Value at beginning of period | $8.21 | $6.98 | $8.02 | $7.51 | $6.90 | | | | | |
| Value at end of period | $9.87 | $8.21 | $6.98 | $8.02 | $7.51 | | | | | |
| Number of accumulation units outstanding at end of period | 9,053 | 8,001 | 7,748 | 7,745 | 7,440 | | | | | |
| **ING INTERNATIONAL VALUE PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $13.51 | $11.44 | $13.58 | $13.37 | $10.62 | $18.72 | $16.66 | $13.00 | $11.99 | $10.31 |
| Value at end of period | $16.22 | $13.51 | $11.44 | $13.58 | $13.37 | $10.62 | $18.72 | $16.66 | $13.00 | $11.99 |
| Number of accumulation units outstanding at end of period | 3,816 | 3,179 | 4,042 | 3,661 | 3,943 | 3,615 | 5,269 | 3,369 | 7,166 | 7,221 |
| **ING INVESCO COMSTOCK PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $14.66 | $12.47 | $12.86 | $11.28 | $8.86 | $14.08 | $14.54 | $12.67 | $12.36 | $10.69 |
| Value at end of period | $19.60 | $14.66 | $12.47 | $12.86 | $11.28 | $8.86 | $14.08 | $14.54 | $12.67 | $12.36 |
| Number of accumulation units outstanding at end of period | 763 | 758 | 841 | 1,502 | 1,967 | 2,347 | 5,389 | 5,138 | 5,050 | 5,083 |
| **ING INVESCO EQUITY AND INCOME PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2005) | | | | | | | | | | |
| Value at beginning of period | $13.78 | $12.33 | $12.59 | $11.32 | $9.31 | $12.27 | $11.96 | $10.71 | $9.98 | |
| Value at end of period | $17.06 | $13.78 | $12.33 | $12.59 | $11.32 | $9.31 | $12.27 | $11.96 | $10.71 | |
| Number of accumulation units outstanding at end of period | 19,629 | 17,960 | 17,498 | 17,903 | 19,506 | 22,736 | 44,927 | 43,020 | 33,741 | |
| **ING INVESCO GROWTH AND INCOME PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during August 2005) | | | | | | | | | | |
| Value at beginning of period | $13.05 | $11.50 | $11.87 | $10.65 | $8.67 | $12.92 | $12.71 | $11.07 | $10.72 | |
| Value at end of period | $17.31 | $13.05 | $11.50 | $11.87 | $10.65 | $8.67 | $12.92 | $12.71 | $11.07 | |
| Number of accumulation units outstanding at end of period | 579 | 579 | 579 | 579 | 1,162 | 579 | 1,362 | 47 | 15 | |
| **ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during August 2005) | | | | | | | | | | |
| Value at beginning of period | $23.14 | $19.61 | $24.22 | $20.33 | $11.96 | $24.78 | $18.07 | $13.43 | $11.77 | |
| Value at end of period | $21.60 | $23.14 | $19.61 | $24.22 | $20.33 | $11.96 | $24.78 | $18.07 | $13.43 | |
| Number of accumulation units outstanding at end of period | 2,300 | 2,670 | 2,831 | 2,730 | 4,353 | 4,535 | 4,536 | 3,528 | 5,302 | |
| **ING JPMORGAN MID CAP VALUE PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $21.43 | $18.03 | $17.87 | $14.67 | $11.79 | $17.77 | $17.53 | $15.19 | $14.14 | $11.83 |
| Value at end of period | $27.92 | $21.43 | $18.03 | $17.87 | $14.67 | $11.79 | $17.77 | $17.53 | $15.19 | $14.14 |
| Number of accumulation units outstanding at end of period | 3,266 | 2,200 | 1,899 | 2,110 | 2,035 | 1,819 | 2,216 | 1,455 | 1,119 | 703 |
| **ING JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during December 2010) | | | | | | | | | | |
| Value at beginning of period | $16.07 | $13.67 | $13.99 | $13.84 | | | | | | |
| Value at end of period | $22.12 | $16.07 | $13.67 | $13.99 | | | | | | |
| Number of accumulation units outstanding at end of period | 712 | 689 | 376 | 304 | | | | | | |
| **ING LARGE CAP GROWTH PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during January 2011) | | | | | | | | | | |
| Value at beginning of period | $12.08 | $10.33 | $10.32 | | | | | | | |
| Value at end of period | $15.68 | $12.08 | $10.33 | | | | | | | |
| Number of accumulation units outstanding at end of period | 11,463 | 12,730 | 12,766 | | | | | | | |

**Condensed Financial Information (continued)**

| | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING LARGE CAP VALUE PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during July 2007) | | | | | | | | | | |
| Value at beginning of period | $9.75 | $8.58 | $8.37 | $7.07 | $6.34 | $9.16 | $9.38 | | | |
| Value at end of period | $12.63 | $9.75 | $8.58 | $8.37 | $7.07 | $6.34 | $9.16 | | | |
| Number of accumulation units outstanding at end of period | 37,895 | 36,443 | 39,636 | 2,466 | 1,774 | 1,385 | 1,753 | | | |
| **ING MARSICO GROWTH PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2008) | | | | | | | | | | |
| Value at beginning of period | $10.95 | $9.79 | $10.02 | $8.42 | $6.58 | $10.23 | | | | |
| Value at end of period | $14.74 | $10.95 | $9.79 | $10.02 | $8.42 | $6.58 | | | | |
| Number of accumulation units outstanding at end of period | 2,106 | 1,919 | 2,233 | 2,787 | 4,431 | 4,154 | | | | |
| **ING MFS TOTAL RETURN PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during November 2008) | | | | | | | | | | |
| Value at beginning of period | $15.70 | $14.26 | $14.17 | $13.02 | $11.15 | $9.80 | | | | |
| Value at end of period | $18.46 | $15.70 | $14.26 | $14.17 | $13.02 | $11.15 | | | | |
| Number of accumulation units outstanding at end of period | 1,212 | 1,550 | 741 | 649 | 537 | 393 | | | | |
| **ING MFS UTILITIES PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during June 2005) | | | | | | | | | | |
| Value at beginning of period | $20.20 | $18.00 | $17.08 | $15.17 | $11.53 | $18.69 | $14.81 | $11.43 | $10.59 | |
| Value at end of period | $24.05 | $20.20 | $18.00 | $17.08 | $15.17 | $11.53 | $18.69 | $14.81 | $11.43 | |
| Number of accumulation units outstanding at end of period | 4,481 | 3,703 | 3,142 | 3,067 | 4,268 | 4,027 | 3,630 | 269 | 1,027 | |
| **ING MIDCAP OPPORTUNITIES PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $18.82 | $16.64 | $16.88 | $13.07 | $9.33 | $15.10 | $12.13 | $11.36 | $10.39 | $9.30 |
| Value at end of period | $24.60 | $18.82 | $16.64 | $16.88 | $13.07 | $9.33 | $15.10 | $12.13 | $11.36 | $10.39 |
| Number of accumulation units outstanding at end of period | 5,978 | 447 | 302 | 270 | 1,055 | 1,037 | 403 | 163 | 136 | 82 |
| **ING MONEY MARKET PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $15.49 | $15.63 | $15.78 | $15.89 | $15.99 | $15.72 | $15.10 | $14.53 | $14.24 | $14.23 |
| Value at end of period | $15.35 | $15.49 | $15.63 | $15.78 | $15.89 | $15.99 | $15.72 | $15.10 | $14.53 | $14.24 |
| Number of accumulation units outstanding at end of period | 5,001 | 7,320 | 8,054 | 9,541 | 16,735 | 27,162 | 19,425 | 10,286 | 5,770 | 5,128 |
| **ING MULTI-MANAGER LARGE CAP CORE PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during December 2006) | | | | | | | | | | |
| Value at beginning of period | $10.77 | $9.84 | $10.38 | $9.02 | $7.32 | $11.29 | $10.82 | $10.66 | | |
| Value at end of period | $13.94 | $10.77 | $9.84 | $10.38 | $9.02 | $7.32 | $11.29 | $10.82 | | |
| Number of accumulation units outstanding at end of period | 203 | 179 | 154 | 129 | 968 | 872 | 404 | 2,131 | | |
| **ING OPPENHEIMER GLOBAL PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2005) | | | | | | | | | | |
| Value at beginning of period | $14.86 | $12.32 | $13.54 | $11.78 | $8.52 | $14.41 | $13.65 | $11.68 | $10.02 | |
| Value at end of period | $18.71 | $14.86 | $12.32 | $13.54 | $11.78 | $8.52 | $14.41 | $13.65 | $11.68 | |
| Number of accumulation units outstanding at end of period | 78,801 | 83,997 | 80,988 | 83,348 | 87,308 | 90,310 | 141,954 | 137,982 | 139,577 | |
| **ING PIMCO HIGH YIELD PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during July 2005) | | | | | | | | | | |
| Value at beginning of period | $17.34 | $15.35 | $14.84 | $13.11 | $8.86 | $11.55 | $11.33 | $10.50 | $10.41 | |
| Value at end of period | $18.14 | $17.34 | $15.35 | $14.84 | $13.11 | $8.86 | $11.55 | $11.33 | $10.50 | |
| Number of accumulation units outstanding at end of period | 8,303 | 8,044 | 3,214 | 3,621 | 3,786 | 1,485 | 1,764 | 1,626 | 593 | |
| **ING PIMCO TOTAL RETURN PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $16.58 | $15.52 | $15.17 | $14.24 | $12.76 | $12.91 | $11.91 | $11.57 | $11.44 | $11.07 |
| Value at end of period | $16.12 | $16.58 | $15.52 | $15.17 | $14.24 | $12.76 | $12.91 | $11.91 | $11.57 | $11.44 |
| Number of accumulation units outstanding at end of period | 9,897 | 17,273 | 15,631 | 17,720 | 15,194 | 6,987 | 9,664 | 9,478 | 3,107 | 2,390 |
| **ING PIONEER HIGH YIELD PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during September 2007) | | | | | | | | | | |
| Value at beginning of period | $17.21 | $14.95 | $15.20 | $12.89 | $7.79 | $11.14 | $11.21 | | | |
| Value at end of period | $19.15 | $17.21 | $14.95 | $15.20 | $12.89 | $7.79 | $11.14 | | | |
| Number of accumulation units outstanding at end of period | 3,645 | 2,536 | 279 | 1,786 | 1,846 | 402 | 280 | | | |

CFI 414

**Condensed Financial Information (continued)**

| | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during July 2009) | | | | | | | | | | |
| Value at beginning of period | $16.43 | $14.49 | $14.03 | $12.56 | $10.70 | | | | | |
| Value at end of period | $21.48 | $16.43 | $14.49 | $14.03 | $12.56 | | | | | |
| Number of accumulation units outstanding at end of period | 441 | 398 | 398 | 398 | 480 | | | | | |
| **ING RUSSELL™ LARGE CAP INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during July 2009) | | | | | | | | | | |
| Value at beginning of period | $10.52 | $9.19 | $9.04 | $8.14 | $6.91 | | | | | |
| Value at end of period | $13.75 | $10.52 | $9.19 | $9.04 | $8.14 | | | | | |
| Number of accumulation units outstanding at end of period | 13,384 | 4,913 | 3,694 | 6,389 | 7,033 | | | | | |
| **ING RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during July 2009) | | | | | | | | | | |
| Value at beginning of period | $14.92 | $13.00 | $13.05 | $11.85 | $10.06 | | | | | |
| Value at end of period | $19.43 | $14.92 | $13.00 | $13.05 | $11.85 | | | | | |
| Number of accumulation units outstanding at end of period | 328 | 328 | 735 | 706 | 403 | | | | | |
| **ING RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2010) | | | | | | | | | | |
| Value at beginning of period | $17.75 | $15.51 | $16.01 | $14.47 | | | | | | |
| Value at end of period | $23.71 | $17.75 | $15.51 | $16.01 | | | | | | |
| Number of accumulation units outstanding at end of period | 3,888 | 1,601 | 580 | 482 | | | | | | |
| **ING RUSSELL™ MID CAP INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during February 2009) | | | | | | | | | | |
| Value at beginning of period | $11.50 | $9.92 | $10.20 | $8.23 | $4.94 | | | | | |
| Value at end of period | $15.28 | $11.50 | $9.92 | $10.20 | $8.23 | | | | | |
| Number of accumulation units outstanding at end of period | 5,723 | 1,464 | 584 | 491 | 483 | | | | | |
| **ING RUSSELL™ SMALL CAP INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during October 2012) | | | | | | | | | | |
| Value at beginning of period | $11.96 | $11.85 | | | | | | | | |
| Value at end of period | $16.44 | $11.96 | | | | | | | | |
| Number of accumulation units outstanding at end of period | 4,220 | 2,786 | | | | | | | | |
| **ING SMALLCAP OPPORTUNITIES PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $12.40 | $10.87 | $10.88 | $8.30 | $6.39 | $9.85 | $9.04 | $8.10 | $7.50 | $6.87 |
| Value at end of period | $17.08 | $12.40 | $10.87 | $10.88 | $8.30 | $6.39 | $9.85 | $9.04 | $8.10 | $7.50 |
| Number of accumulation units outstanding at end of period | 5,239 | 98 | 323 | 403 | 354 | 327 | 601 | 753 | 642 | 471 |
| **ING SMALL COMPANY PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $35.04 | $30.89 | $31.98 | $25.96 | $20.54 | $30.08 | $28.68 | $24.79 | $22.69 | $20.03 |
| Value at end of period | $47.82 | $35.04 | $30.89 | $31.98 | $25.96 | $20.54 | $30.08 | $28.68 | $24.79 | $22.69 |
| Number of accumulation units outstanding at end of period | 6,843 | 6,650 | 6,858 | 8,936 | 9,470 | 9,075 | 11,360 | 10,563 | 9,130 | 9,938 |
| **ING SOLUTION 2015 PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during March 2006) | | | | | | | | | | |
| Value at beginning of period | $12.78 | $11.57 | $11.77 | $10.68 | $8.82 | $12.17 | $11.74 | $10.98 | | |
| Value at end of period | $13.81 | $12.78 | $11.57 | $11.77 | $10.68 | $8.82 | $12.17 | $11.74 | | |
| Number of accumulation units outstanding at end of period | 3,046 | 710 | 610 | 12,219 | 10,016 | 7,860 | 13,010 | 11,030 | | |
| **ING SOLUTION 2025 PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during November 2005) | | | | | | | | | | |
| Value at beginning of period | $12.53 | $11.16 | $11.62 | $10.31 | $8.28 | $12.63 | $12.19 | $10.93 | $10.65 | |
| Value at end of period | $14.44 | $12.53 | $11.16 | $11.62 | $10.31 | $8.28 | $12.63 | $12.19 | $10.93 | |
| Number of accumulation units outstanding at end of period | 6,000 | 4,576 | 4,059 | 5,650 | 2,691 | 1,813 | 844 | 216 | 105 | |
| **ING SOLUTION 2035 PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during June 2007) | | | | | | | | | | |
| Value at beginning of period | $12.68 | $11.12 | $11.77 | $10.37 | $8.16 | $13.08 | $13.38 | | | |
| Value at end of period | $15.11 | $12.68 | $11.12 | $11.77 | $10.37 | $8.16 | $13.08 | | | |
| Number of accumulation units outstanding at end of period | 6,309 | 4,028 | 2,655 | 5,495 | 2,952 | 24 | 259 | | | |

**Condensed Financial Information (continued)**

| | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING SOLUTION 2045 PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during June 2007) | | | | | | | | | | |
| Value at beginning of period | $12.67 | $11.08 | $11.79 | $10.34 | $8.04 | $13.49 | $13.86 | | | |
| Value at end of period | $15.49 | $12.67 | $11.08 | $11.79 | $10.34 | $8.04 | $13.49 | | | |
| Number of accumulation units outstanding at end of period | 5,432 | 6,011 | 5,128 | 4,019 | 2,577 | 2,225 | 932 | | | |
| **ING SOLUTION 2055 PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during October 2013) | | | | | | | | | | |
| Value at beginning of period | $14.26 | | | | | | | | | |
| Value at end of period | $15.19 | | | | | | | | | |
| Number of accumulation units outstanding at end of period | 424 | | | | | | | | | |
| **ING SOLUTION BALANCED PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during November 2008) | | | | | | | | | | |
| Value at beginning of period | $10.37 | $9.20 | $9.53 | $8.53 | $6.93 | $6.68 | | | | |
| Value at end of period | $11.88 | $10.37 | $9.20 | $9.53 | $8.53 | $6.93 | | | | |
| Number of accumulation units outstanding at end of period | 46 | 480 | 481 | 480 | 481 | 46 | | | | |
| **ING SOLUTION MODERATELY CONSERVATIVE PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during January 2009) | | | | | | | | | | |
| Value at beginning of period | $10.96 | $9.88 | $10.04 | $9.12 | $7.70 | | | | | |
| Value at end of period | $11.89 | $10.96 | $9.88 | $10.04 | $9.12 | | | | | |
| Number of accumulation units outstanding at end of period | 0 | 385 | 385 | 385 | 384 | | | | | |
| **ING STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $21.99 | $19.76 | $19.60 | $17.82 | $15.26 | $20.16 | $19.23 | $17.92 | $17.42 | $16.29 |
| Value at end of period | $24.42 | $21.99 | $19.76 | $19.60 | $17.82 | $15.26 | $20.16 | $19.23 | $17.92 | $17.42 |
| Number of accumulation units outstanding at end of period | 11,199 | 10,219 | 8,986 | 1,460 | 1,403 | 1,239 | 919 | 787 | 643 | 488 |
| **ING STRATEGIC ALLOCATION GROWTH PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $21.55 | $18.92 | $19.68 | $17.57 | $14.16 | $22.36 | $21.49 | $19.17 | $18.22 | $16.42 |
| Value at end of period | $26.13 | $21.55 | $18.92 | $19.68 | $17.57 | $14.16 | $22.36 | $21.49 | $19.17 | $18.22 |
| Number of accumulation units outstanding at end of period | 4,769 | 4,436 | 4,417 | 4,566 | 4,822 | 4,895 | 5,219 | 4,908 | 4,464 | 3,854 |
| **ING STRATEGIC ALLOCATION MODERATE PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $21.49 | $19.10 | $19.39 | $17.48 | $14.48 | $21.03 | $20.13 | $18.28 | $17.62 | $16.14 |
| Value at end of period | $24.82 | $21.49 | $19.10 | $19.39 | $17.48 | $14.48 | $21.03 | $20.13 | $18.28 | $17.62 |
| Number of accumulation units outstanding at end of period | 4,363 | 3,865 | 3,913 | 3,769 | 3,615 | 3,451 | 3,098 | 3,356 | 4,131 | 2,775 |
| **ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during July 2005) | | | | | | | | | | |
| Value at beginning of period | $15.91 | $14.03 | $13.77 | $12.19 | $9.24 | $12.86 | $12.44 | $10.95 | $10.64 | |
| Value at end of period | $19.26 | $15.91 | $14.03 | $13.77 | $12.19 | $9.24 | $12.86 | $12.44 | $10.95 | |
| Number of accumulation units outstanding at end of period | 12,906 | 17,346 | 21,765 | 19,646 | 13,609 | 10,316 | 6,015 | 5,450 | 179 | |
| **ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2005) | | | | | | | | | | |
| Value at beginning of period | $15.40 | $13.39 | $14.04 | $11.03 | $7.60 | $13.50 | $12.02 | $11.12 | $9.93 | |
| Value at end of period | $20.62 | $15.40 | $13.39 | $14.04 | $11.03 | $7.60 | $13.50 | $12.02 | $11.12 | |
| Number of accumulation units outstanding at end of period | 64,957 | 69,431 | 67,780 | 86,676 | 83,457 | 94,485 | 134,089 | 130,682 | 122,399 | |
| **ING T. ROWE PRICE EQUITY INCOME PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $17.61 | $15.17 | $15.45 | $13.57 | $10.96 | $17.21 | $16.86 | $14.29 | $13.88 | $12.20 |
| Value at end of period | $22.64 | $17.61 | $15.17 | $15.45 | $13.57 | $10.96 | $17.21 | $16.86 | $14.29 | $13.88 |
| Number of accumulation units outstanding at end of period | 7,565 | 7,161 | 6,825 | 6,158 | 6,014 | 4,538 | 7,533 | 3,620 | 2,793 | 1,688 |
| **ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $29.11 | $24.72 | $25.22 | $21.79 | $15.39 | $26.88 | $24.69 | $22.00 | $20.92 | $19.20 |
| Value at end of period | $40.16 | $29.11 | $24.72 | $25.22 | $21.79 | $15.39 | $26.88 | $24.69 | $22.00 | $20.92 |
| Number of accumulation units outstanding at end of period | 8,475 | 5,685 | 5,066 | 5,065 | 6,143 | 5,829 | 12,333 | 12,348 | 11,002 | 13,139 |

# Condensed Financial Information (continued)

| | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during September 2005) | | | | | | | | | | |
| Value at beginning of period | $14.34 | $12.19 | $14.04 | $12.46 | $9.14 | $18.27 | $15.30 | $12.46 | $11.40 | |
| Value at end of period | $16.24 | $14.34 | $12.19 | $14.04 | $12.46 | $9.14 | $18.27 | $15.30 | $12.46 | |
| Number of accumulation units outstanding at end of period | 1,219 | 1,115 | 999 | 1,240 | 1,380 | 1,160 | 497 | 447 | 397 | |
| **ING TEMPLETON FOREIGN EQUITY PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2008) | | | | | | | | | | |
| Value at beginning of period | $9.13 | $7.75 | $8.89 | $8.24 | $6.30 | $10.20 | | | | |
| Value at end of period | $10.87 | $9.13 | $7.75 | $8.89 | $8.24 | $6.30 | | | | |
| Number of accumulation units outstanding at end of period | 25,317 | 29,771 | 30,678 | 33,040 | 39,891 | 55,721 | | | | |
| **ING TEMPLETON GLOBAL GROWTH PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during November 2006) | | | | | | | | | | |
| Value at beginning of period | $10.58 | $8.77 | $9.39 | $8.80 | $6.72 | $11.24 | $11.08 | $10.56 | | |
| Value at end of period | $13.69 | $10.58 | $8.77 | $9.39 | $8.80 | $6.72 | $11.24 | $11.08 | | |
| Number of accumulation units outstanding at end of period | 13 | 13 | 78 | 13 | 38 | 13 | 13 | 7 | | |
| **ING U.S. BOND INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during August 2011) | | | | | | | | | | |
| Value at beginning of period | $12.29 | $11.95 | $11.70 | | | | | | | |
| Value at end of period | $11.87 | $12.29 | $11.95 | | | | | | | |
| Number of accumulation units outstanding at end of period | 904 | 1,739 | 3,972 | | | | | | | |
| **INVESCO V.I. AMERICAN FRANCHISE FUND** | | | | | | | | | | |
| (Funds were first received in this option during April 2012) | | | | | | | | | | |
| Value at beginning of period | $36.01 | $37.17 | | | | | | | | |
| Value at end of period | $49.98 | $36.01 | | | | | | | | |
| Number of accumulation units outstanding at end of period | 2,961 | 2,723 | | | | | | | | |
| **INVESCO V.I. CORE EQUITY FUND** | | | | | | | | | | |
| Value at beginning of period | $11.60 | $10.28 | $10.39 | $9.57 | $7.53 | $10.88 | $10.16 | $8.79 | $8.43 | $7.81 |
| Value at end of period | $14.85 | $11.60 | $10.28 | $10.39 | $9.57 | $7.53 | $10.88 | $10.16 | $8.79 | $8.43 |
| Number of accumulation units outstanding at end of period | 4,145 | 3,600 | 3,311 | 6,994 | 6,434 | 6,036 | 7,190 | 6,774 | 3,099 | 6,402 |
| **LAZARD U.S. MID CAP EQUITY PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during July 2007) | | | | | | | | | | |
| Value at beginning of period | $8.67 | $8.30 | $8.90 | $7.30 | $5.33 | $8.75 | $10.30 | | | |
| Value at end of period | $11.39 | $8.67 | $8.30 | $8.90 | $7.30 | $5.33 | $8.75 | | | |
| Number of accumulation units outstanding at end of period | 46 | 33 | 18 | 6 | 0 | 10 | 10 | | | |
| **LOOMIS SAYLES SMALL CAP VALUE FUND** | | | | | | | | | | |
| (Funds were first received in this option during August 2012) | | | | | | | | | | |
| Value at beginning of period | $12.60 | $11.90 | | | | | | | | |
| Value at end of period | $16.92 | $12.60 | | | | | | | | |
| Number of accumulation units outstanding at end of period | 46 | 19 | | | | | | | | |
| **LORD ABBETT SERIES FUND - MID CAP STOCK PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $15.22 | $13.41 | $14.11 | $11.35 | $9.05 | $15.07 | $15.13 | $13.61 | $12.69 | $10.33 |
| Value at end of period | $19.64 | $15.22 | $13.41 | $14.11 | $11.35 | $9.05 | $15.07 | $15.13 | $13.61 | $12.69 |
| Number of accumulation units outstanding at end of period | 4,148 | 5,387 | 6,744 | 6,669 | 6,355 | 5,576 | 12,129 | 10,843 | 10,084 | 5,587 |
| **NEUBERGER BERMAN SOCIALLY RESPONSIVE FUND®** | | | | | | | | | | |
| (Funds were first received in this option during March 2008) | | | | | | | | | | |
| Value at beginning of period | $11.39 | $10.38 | $10.80 | $8.90 | $6.89 | $10.51 | | | | |
| Value at end of period | $15.56 | $11.39 | $10.38 | $10.80 | $8.90 | $6.89 | | | | |
| Number of accumulation units outstanding at end of period | 442 | 423 | 376 | 332 | 277 | 208 | | | | |
| **NEW PERSPECTIVE FUND®** | | | | | | | | | | |
| (Funds were first received in this option during February 2006) | | | | | | | | | | |
| Value at beginning of period | $17.45 | $14.59 | $15.95 | $14.28 | $10.49 | $17.04 | $14.84 | $13.00 | | |
| Value at end of period | $21.92 | $17.45 | $14.59 | $15.95 | $14.28 | $10.49 | $17.04 | $14.84 | | |
| Number of accumulation units outstanding at end of period | 2,906 | 1,871 | 1,163 | 1,031 | 1,764 | 1,005 | 1,043 | 947 | | |

# Condensed Financial Information (continued)

| | 2004 | 2005 | 2006 | 2007 | 2008 | 2009 | 2010 | 2011 | 2012 | 2013 |
|---|---|---|---|---|---|---|---|---|---|---|
| **OPPENHEIMER DEVELOPING MARKETS FUND** (Funds were first received in this option during October 2005) | | | | | | | | | | |
| Value at beginning of period | | $35.59 | $40.81 | $50.61 | $67.10 | $34.54 | $62.18 | $78.22 | $63.46 | $75.96 |
| Value at end of period | | $40.81 | $50.61 | $67.10 | $34.54 | $62.18 | $78.22 | $63.46 | $75.96 | $81.53 |
| Number of accumulation units outstanding at end of period | | 190 | 2,848 | 4,405 | 3,810 | 4,808 | 4,767 | 4,579 | 5,252 | 4,719 |
| **OPPENHEIMER MAIN STREET SMALL CAP FUND®/VA** (Funds were first received in this option during January 2006) | | | | | | | | | | |
| Value at beginning of period | | | $12.29 | $13.38 | $13.09 | $8.06 | $10.96 | $13.40 | $12.98 | $15.17 |
| Value at end of period | | | $13.38 | $13.09 | $8.06 | $10.96 | $13.40 | $12.98 | $15.17 | $21.18 |
| Number of accumulation units outstanding at end of period | | | 2,872 | 3,942 | 4,415 | 4,937 | 5,107 | 5,394 | 5,746 | 6,580 |
| **PAX WORLD BALANCED FUND** (Funds were first received in this option during December 2012) | | | | | | | | | | |
| Value at beginning of period | | | | | | | | | $12.86 | $13.02 |
| Value at end of period | | | | | | | | | $13.02 | $15.00 |
| Number of accumulation units outstanding at end of period | | | | | | | | | 329 | 329 |
| **PIMCO VIT REAL RETURN PORTFOLIO** (Funds were first received in this option during December 2007) | | | | | | | | | | |
| Value at beginning of period | | | | $11.82 | $11.95 | $11.00 | $12.90 | $13.81 | $15.28 | $16.46 |
| Value at end of period | | | | $11.95 | $11.00 | $12.90 | $13.81 | $15.28 | $16.46 | $14.80 |
| Number of accumulation units outstanding at end of period | | | | 1,692 | 6,776 | 9,721 | 2,928 | 5,794 | 6,543 | 2,494 |
| **PIONEER EMERGING MARKETS VCT PORTFOLIO** (Funds were first received in this option during June 2007) | | | | | | | | | | |
| Value at beginning of period | | | | $10.60 | $12.76 | $5.28 | $9.13 | $10.49 | $7.96 | $8.82 |
| Value at end of period | | | | $12.76 | $5.28 | $9.13 | $10.49 | $7.96 | $8.82 | $8.57 |
| Number of accumulation units outstanding at end of period | | | | 5,062 | 1,767 | 2,317 | 2,223 | 1,556 | 1,754 | 1,756 |
| **PIONEER HIGH YIELD VCT PORTFOLIO** (Funds were first received in this option during August 2006) | | | | | | | | | | |
| Value at beginning of period | | | $10.97 | $11.58 | $12.14 | $7.76 | $12.34 | $14.43 | $14.06 | $16.16 |
| Value at end of period | | | $11.58 | $12.14 | $7.76 | $12.34 | $14.43 | $14.06 | $16.16 | $17.93 |
| Number of accumulation units outstanding at end of period | | | 116 | 6,037 | 1,157 | 1,387 | 1,556 | 1,195 | 1,309 | 1,878 |
| **SMALLCAP WORLD FUND®** (Funds were first received in this option during July 2008) | | | | | | | | | | |
| Value at beginning of period | | | | | $8.91 | $5.46 | $8.31 | $10.28 | $8.73 | $10.55 |
| Value at end of period | | | | | $5.46 | $8.31 | $10.28 | $8.73 | $10.55 | $13.51 |
| Number of accumulation units outstanding at end of period | | | | | 49 | 151 | 893 | 958 | 400 | 1,118 |
| **TEMPLETON GLOBAL BOND FUND** (Funds were first received in this option during June 2006) | | | | | | | | | | |
| Value at beginning of period | | | $11.69 | $12.55 | $13.78 | $14.51 | $17.08 | $19.06 | $18.44 | $21.15 |
| Value at end of period | | | $12.55 | $13.78 | $14.51 | $17.08 | $19.06 | $18.44 | $21.15 | $21.41 |
| Number of accumulation units outstanding at end of period | | | 13 | 4,803 | 5,262 | 6,107 | 5,186 | 7,586 | 8,501 | 6,960 |
| **THE BOND FUND OF AMERICA℠** (Funds were first received in this option during June 2008) | | | | | | | | | | |
| Value at beginning of period | | | | | $9.87 | $8.71 | $9.91 | $10.53 | $11.11 | $11.65 |
| Value at end of period | | | | | $8.71 | $9.91 | $10.53 | $11.11 | $11.65 | $11.31 |
| Number of accumulation units outstanding at end of period | | | | | 668 | 3,313 | 3,319 | 3,226 | 3,767 | 1,362 |
| **THE GROWTH FUND OF AMERICA®** (Funds were first received in this option during January 2006) | | | | | | | | | | |
| Value at beginning of period | | | $12.73 | $13.47 | $14.80 | $8.93 | $11.90 | $13.24 | $12.47 | $14.89 |
| Value at end of period | | | $13.47 | $14.80 | $8.93 | $11.90 | $13.24 | $12.47 | $14.89 | $19.74 |
| Number of accumulation units outstanding at end of period | | | 10,085 | 21,399 | 23,952 | 29,892 | 31,230 | 30,541 | 32,612 | 35,576 |

# Condensed Financial Information (continued)

| | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 |
|---|---|---|---|---|---|---|---|---|---|---|
| **WANGER INTERNATIONAL** | | | | | | | | | | |
| (Funds were first received in this option during July 2007) | | | | | | | | | | |
| Value at beginning of period | $10.58 | $8.78 | $10.39 | $8.39 | $5.66 | $10.50 | $10.70 | | | |
| Value at end of period | $12.82 | $10.58 | $8.78 | $10.39 | $8.39 | $5.66 | $10.50 | | | |
| Number of accumulation units outstanding at end of period | 1,686 | 865 | 2,283 | 2,647 | 2,218 | 772 | 322 | | | |
| **WANGER SELECT** | | | | | | | | | | |
| (Funds were first received in this option during January 2006) | | | | | | | | | | |
| Value at beginning of period | $16.01 | $13.65 | $16.74 | $13.35 | $8.11 | $16.07 | $14.83 | $12.96 | | |
| Value at end of period | $21.35 | $16.01 | $13.65 | $16.74 | $13.35 | $8.11 | $16.07 | $14.83 | | |
| Number of accumulation units outstanding at end of period | 1,889 | 1,444 | 1,094 | 2,766 | 2,127 | 2,711 | 2,307 | 1,766 | | |
| **WANGER USA** | | | | | | | | | | |
| (Funds were first received in this option during January 2006) | | | | | | | | | | |
| Value at beginning of period | $16.66 | $14.01 | $14.66 | $12.00 | $8.52 | $14.25 | $13.66 | $13.04 | | |
| Value at end of period | $22.07 | $16.66 | $14.01 | $14.66 | $12.00 | $8.52 | $14.25 | $13.66 | | |
| Number of accumulation units outstanding at end of period | 574 | 549 | 540 | 496 | 434 | 387 | 1,584 | 1,396 | | |
| **WASHINGTON MUTUAL INVESTORS FUND**$^{SM}$ | | | | | | | | | | |
| (Funds were first received in this option during February 2006) | | | | | | | | | | |
| Value at beginning of period | $13.82 | $12.40 | $11.70 | $10.43 | $8.84 | $13.36 | $12.98 | $11.39 | | |
| Value at end of period | $18.05 | $13.82 | $12.40 | $11.70 | $10.43 | $8.84 | $13.36 | $12.98 | | |
| Number of accumulation units outstanding at end of period | 8,011 | 9,785 | 6,138 | 5,019 | 7,229 | 4,706 | 3,766 | 926 | | |

## TABLE 49

### FOR DEFERRED COMPENSATION CONTRACTS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 0.95% EFFECTIVE MARCH 20, 2008
(Selected data for accumulation units outstanding throughout each period)

| | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 |
|---|---|---|---|---|---|---|
| **AMERICAN CENTURY® INFLATION-ADJUSTED BOND FUND** | | | | | | |
| (Funds were first received in this option during May 2013) | | | | | | |
| Value at beginning of period | $12.66 | | | | | |
| Value at end of period | $11.92 | | | | | |
| Number of accumulation units outstanding at end of period | 11 | | | | | |
| **ARIEL FUND** | | | | | | |
| (Funds were first received in this option during May 2013) | | | | | | |
| Value at beginning of period | $13.50 | | | | | |
| Value at end of period | $17.34 | | | | | |
| Number of accumulation units outstanding at end of period | 4 | | | | | |
| **ARTISAN INTERNATIONAL FUND** | | | | | | |
| (Funds were first received in this option during October 2009) | | | | | | |
| Value at beginning of period | $9.23 | $7.43 | $8.09 | $7.71 | $7.56 | |
| Value at end of period | $11.45 | $9.23 | $7.43 | $8.09 | $7.71 | |
| Number of accumulation units outstanding at end of period | 1,136 | 1,107 | 1,072 | 1,035 | 718 | |
| **COHEN & STEERS REALTY SHARES, INC.** | | | | | | |
| (Funds were first received in this option during May 2013) | | | | | | |
| Value at beginning of period | $11.67 | | | | | |
| Value at end of period | $11.09 | | | | | |
| Number of accumulation units outstanding at end of period | 11 | | | | | |

# Condensed Financial Information (continued)

| | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 |
|---|---|---|---|---|---|---|
| **COLUMBIA DIVERSIFIED EQUITY INCOME FUND** | | | | | | |
| (Funds were first received in this option during October 2009) | | | | | | |
| Value at beginning of period | $9.62 | $8.45 | $8.98 | $7.80 | $7.49 | |
| Value at end of period | $12.47 | $9.62 | $8.45 | $8.98 | $7.80 | |
| Number of accumulation units outstanding at end of period | 801 | 754 | 730 | 707 | 965 | |
| **COLUMBIA MID CAP VALUE FUND (CLASS A)** | | | | | | |
| (Funds were first received in this option during April 2010) | | | | | | |
| Value at beginning of period | $10.63 | $9.21 | $9.72 | $9.27 | | |
| Value at end of period | $14.23 | $10.63 | $9.21 | $9.72 | | |
| Number of accumulation units outstanding at end of period | 5,044 | 5,043 | 5,584 | 5,581 | | |
| **EUROPACIFIC GROWTH FUND®** | | | | | | |
| (Funds were first received in this option during March 2012) | | | | | | |
| Value at beginning of period | $17.37 | $16.38 | | | | |
| Value at end of period | $20.68 | $17.37 | | | | |
| Number of accumulation units outstanding at end of period | 289 | 95 | | | | |
| **FIDELITY® VIP CONTRAFUND® PORTFOLIO** | | | | | | |
| (Funds were first received in this option during March 2008) | | | | | | |
| Value at beginning of period | $37.75 | $32.73 | $33.90 | $29.20 | $21.72 | $33.46 |
| Value at end of period | $49.09 | $37.75 | $32.73 | $33.90 | $29.20 | $21.72 |
| Number of accumulation units outstanding at end of period | 5,900 | 5,905 | 5,440 | 5,093 | 7,293 | 1,958 |
| **FIDELITY® VIP EQUITY-INCOME PORTFOLIO** | | | | | | |
| (Funds were first received in this option during October 2009) | | | | | | |
| Value at beginning of period | $26.81 | $23.07 | $23.07 | $20.22 | $19.61 | |
| Value at end of period | $34.03 | $26.81 | $23.07 | $23.07 | $20.22 | |
| Number of accumulation units outstanding at end of period | 2,073 | 2,073 | 2,295 | 2,294 | 2,249 | |
| **FIDELITY® VIP GROWTH PORTFOLIO** | | | | | | |
| (Funds were first received in this option during April 2010) | | | | | | |
| Value at beginning of period | $22.69 | $19.97 | $20.12 | $18.23 | | |
| Value at end of period | $30.64 | $22.69 | $19.97 | $20.12 | | |
| Number of accumulation units outstanding at end of period | 3,323 | 3,283 | 3,579 | 3,550 | | |
| **FRANKLIN SMALL CAP VALUE SECURITIES FUND** | | | | | | |
| (Funds were first received in this option during March 2008) | | | | | | |
| Value at beginning of period | $21.62 | $18.44 | $19.34 | $15.23 | $11.90 | $17.00 |
| Value at end of period | $29.18 | $21.62 | $18.44 | $19.34 | $15.23 | $11.90 |
| Number of accumulation units outstanding at end of period | 0 | 0 | 0 | 0 | 0 | 17 |
| **FUNDAMENTAL INVESTORSSM** | | | | | | |
| (Funds were first received in this option during April 2009) | | | | | | |
| Value at beginning of period | $10.27 | $8.85 | $9.11 | $8.07 | $6.10 | |
| Value at end of period | $13.38 | $10.27 | $8.85 | $9.11 | $8.07 | |
| Number of accumulation units outstanding at end of period | 714 | 330 | 320 | 309 | 466 | |
| **ING AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO** | | | | | | |
| (Funds were first received in this option during December 2008) | | | | | | |
| Value at beginning of period | $20.05 | $17.40 | $18.14 | $15.01 | $11.17 | $10.65 |
| Value at end of period | $26.09 | $20.05 | $17.40 | $18.14 | $15.01 | $11.17 |
| Number of accumulation units outstanding at end of period | 460 | 717 | 710 | 702 | 473 | 330 |
| **ING BALANCED PORTFOLIO** | | | | | | |
| (Funds were first received in this option during March 2008) | | | | | | |
| Value at beginning of period | $32.13 | $28.54 | $29.20 | $25.83 | $21.87 | $28.70 |
| Value at end of period | $37.14 | $32.13 | $28.54 | $29.20 | $25.83 | $21.87 |
| Number of accumulation units outstanding at end of period | 97 | 66 | 33 | 12 | 9 | 9 |

CFI 420

| | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 |
|---|---|---|---|---|---|---|
| **ING BARON GROWTH PORTFOLIO** | | | | | | |
| (Funds were first received in this option during March 2008) | | | | | | |
| Value at beginning of period | $21.81 | $18.40 | $18.17 | $14.50 | $10.83 | $15.99 |
| Value at end of period | $29.99 | $21.81 | $18.40 | $18.17 | $14.50 | $10.83 |
| Number of accumulation units outstanding at end of period | 1,152 | 1,096 | 997 | 1,115 | 1,011 | 1,180 |
| **ING CLARION GLOBAL REAL ESTATE PORTFOLIO** | | | | | | |
| (Funds were first received in this option during November 2012) | | | | | | |
| Value at beginning of period | $12.01 | $11.54 | | | | |
| Value at end of period | $12.37 | $12.01 | | | | |
| Number of accumulation units outstanding at end of period | 25 | 4 | | | | |
| **ING COLUMBIA CONTRARIAN CORE PORTFOLIO** | | | | | | |
| (Funds were first received in this option during March 2008) | | | | | | |
| Value at beginning of period | $19.57 | $17.60 | $18.64 | $16.80 | $12.88 | $19.45 |
| Value at end of period | $26.12 | $19.57 | $17.60 | $18.64 | $16.80 | $12.88 |
| Number of accumulation units outstanding at end of period | 864 | 864 | 863 | 816 | 760 | 1,343 |
| **ING GLOBAL BOND PORTFOLIO** | | | | | | |
| (Funds were first received in this option during March 2008) | | | | | | |
| Value at beginning of period | $14.75 | $13.80 | $13.43 | $11.70 | $9.72 | $11.75 |
| Value at end of period | $14.02 | $14.75 | $13.80 | $13.43 | $11.70 | $9.72 |
| Number of accumulation units outstanding at end of period | 2,909 | 3,144 | 3,410 | 4,288 | 4,121 | 3,332 |
| **ING GLOBAL RESOURCES PORTFOLIO** | | | | | | |
| (Funds were first received in this option during March 2008) | | | | | | |
| Value at beginning of period | $11.22 | $11.66 | $12.95 | $10.75 | $7.89 | $12.36 |
| Value at end of period | $12.62 | $11.22 | $11.66 | $12.95 | $10.75 | $7.89 |
| Number of accumulation units outstanding at end of period | 894 | 1,333 | 1,295 | 1,535 | 1,274 | 1,055 |
| **ING GNMA INCOME FUND** | | | | | | |
| (Funds were first received in this option during March 2012) | | | | | | |
| Value at beginning of period | $11.10 | $10.92 | | | | |
| Value at end of period | $10.79 | $11.10 | | | | |
| Number of accumulation units outstanding at end of period | 166 | 139 | | | | |
| **ING GROWTH AND INCOME PORTFOLIO** | | | | | | |
| (Funds were first received in this option during March 2008) | | | | | | |
| Value at beginning of period | $27.49 | $23.97 | $24.26 | $21.46 | $16.63 | $23.95 |
| Value at end of period | $35.57 | $27.49 | $23.97 | $24.26 | $21.46 | $16.63 |
| Number of accumulation units outstanding at end of period | 487 | 1,670 | 1,650 | 1,456 | 1,456 | 1,456 |
| **ING INDEX PLUS MIDCAP PORTFOLIO** | | | | | | |
| (Funds were first received in this option during March 2008) | | | | | | |
| Value at beginning of period | $26.60 | $22.82 | $23.30 | $19.30 | $14.79 | $21.22 |
| Value at end of period | $35.45 | $26.60 | $22.82 | $23.30 | $19.30 | $14.79 |
| Number of accumulation units outstanding at end of period | 0 | 0 | 0 | 1,230 | 590 | 425 |
| **ING INTERMEDIATE BOND PORTFOLIO** | | | | | | |
| (Funds were first received in this option during December 2012) | | | | | | |
| Value at beginning of period | $26.77 | $26.80 | | | | |
| Value at end of period | $26.49 | $26.77 | | | | |
| Number of accumulation units outstanding at end of period | 100 | 6 | | | | |
| **ING INTERNATIONAL VALUE PORTFOLIO** | | | | | | |
| (Funds were first received in this option during March 2008) | | | | | | |
| Value at beginning of period | $13.51 | $11.44 | $13.58 | $13.37 | $10.62 | $16.44 |
| Value at end of period | $16.22 | $13.51 | $11.44 | $13.58 | $13.37 | $10.62 |
| Number of accumulation units outstanding at end of period | 1,969 | 1,754 | 1,023 | 1,162 | 912 | 653 |

| | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 |
|---|---|---|---|---|---|---|
| **ING INVESCO EQUITY AND INCOME PORTFOLIO** | | | | | | |
| (Funds were first received in this option during March 2008) | | | | | | |
| Value at beginning of period | $13.78 | $12.33 | $12.59 | $11.32 | $9.31 | $11.57 |
| Value at end of period | $17.06 | $13.78 | $12.33 | $12.59 | $11.32 | $9.31 |
| Number of accumulation units outstanding at end of period | 0 | 0 | 0 | 0 | 0 | 26 |
| **ING INVESCO GROWTH AND INCOME PORTFOLIO** | | | | | | |
| (Funds were first received in this option during March 2008) | | | | | | |
| Value at beginning of period | $13.05 | $11.50 | $11.87 | $10.65 | $8.67 | $11.73 |
| Value at end of period | $17.31 | $13.05 | $11.50 | $11.87 | $10.65 | $8.67 |
| Number of accumulation units outstanding at end of period | 0 | 0 | 0 | 66 | 66 | 106 |
| **ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO** | | | | | | |
| (Funds were first received in this option during March 2008) | | | | | | |
| Value at beginning of period | $23.14 | $19.61 | $24.22 | $20.33 | $11.96 | $20.80 |
| Value at end of period | $21.60 | $23.14 | $19.61 | $24.22 | $20.33 | $11.96 |
| Number of accumulation units outstanding at end of period | 2,501 | 2,766 | 2,918 | 2,891 | 2,992 | 512 |
| **ING JPMORGAN MID CAP VALUE PORTFOLIO** | | | | | | |
| (Funds were first received in this option during March 2008) | | | | | | |
| Value at beginning of period | $21.43 | $18.03 | $17.87 | $14.67 | $11.79 | $16.24 |
| Value at end of period | $27.92 | $21.43 | $18.03 | $17.87 | $14.67 | $11.79 |
| Number of accumulation units outstanding at end of period | 772 | 984 | 955 | 1,142 | 1,032 | 1,212 |
| **ING LARGE CAP GROWTH PORTFOLIO** | | | | | | |
| (Funds were first received in this option during March 2012) | | | | | | |
| Value at beginning of period | $12.08 | $11.63 | | | | |
| Value at end of period | $15.68 | $12.08 | | | | |
| Number of accumulation units outstanding at end of period | 686 | 281 | | | | |
| **ING LARGE CAP VALUE PORTFOLIO** | | | | | | |
| (Funds were first received in this option during March 2008) | | | | | | |
| Value at beginning of period | $9.75 | $8.58 | $8.37 | $7.07 | $6.34 | $8.63 |
| Value at end of period | $12.63 | $9.75 | $8.58 | $8.37 | $7.07 | $6.34 |
| Number of accumulation units outstanding at end of period | 871 | 713 | 713 | 0 | 187 | 187 |
| **ING MFS UTILITIES PORTFOLIO** | | | | | | |
| (Funds were first received in this option during March 2008) | | | | | | |
| Value at beginning of period | $20.20 | $18.00 | $17.08 | $15.17 | $11.53 | $16.52 |
| Value at end of period | $24.05 | $20.20 | $18.00 | $17.08 | $15.17 | $11.53 |
| Number of accumulation units outstanding at end of period | 1,058 | 1,058 | 1,058 | 1,009 | 947 | 875 |
| **ING MIDCAP OPPORTUNITIES PORTFOLIO** | | | | | | |
| (Funds were first received in this option during August 2010) | | | | | | |
| Value at beginning of period | $18.82 | $16.64 | $16.88 | $13.60 | | |
| Value at end of period | $24.60 | $18.82 | $16.64 | $16.88 | | |
| Number of accumulation units outstanding at end of period | 732 | 509 | 365 | 354 | | |
| **ING MONEY MARKET PORTFOLIO** | | | | | | |
| (Funds were first received in this option during March 2008) | | | | | | |
| Value at beginning of period | $15.52 | $15.66 | $15.81 | $15.92 | $16.02 | $15.86 |
| Value at end of period | $15.37 | $15.52 | $15.66 | $15.81 | $15.92 | $16.02 |
| Number of accumulation units outstanding at end of period | 281 | 211 | 129 | 713 | 2,323 | 20,037 |
| **ING OPPENHEIMER GLOBAL PORTFOLIO** | | | | | | |
| (Funds were first received in this option during March 2008) | | | | | | |
| Value at beginning of period | $14.86 | $12.32 | $13.54 | $11.78 | $8.52 | $12.60 |
| Value at end of period | $18.71 | $14.86 | $12.32 | $13.54 | $11.78 | $8.52 |
| Number of accumulation units outstanding at end of period | 222 | 207 | 507 | 507 | 507 | 611 |

# Condensed Financial Information (continued)

| | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 |
|---|---|---|---|---|---|---|
| **ING PIMCO HIGH YIELD PORTFOLIO** | | | | | | |
| (Funds were first received in this option during March 2008) | | | | | | |
| Value at beginning of period | $17.34 | $15.35 | $14.84 | $13.11 | $8.86 | $11.18 |
| Value at end of period | $18.14 | $17.34 | $15.35 | $14.84 | $13.11 | $8.86 |
| Number of accumulation units outstanding at end of period | 1,509 | 1,450 | 1,513 | 1,474 | 1,043 | 102 |
| **ING PIMCO TOTAL RETURN PORTFOLIO** | | | | | | |
| (Funds were first received in this option during March 2008) | | | | | | |
| Value at beginning of period | $16.58 | $15.52 | $15.17 | $14.24 | $12.76 | $13.26 |
| Value at end of period | $16.12 | $16.58 | $15.52 | $15.17 | $14.24 | $12.76 |
| Number of accumulation units outstanding at end of period | 2,289 | 2,928 | 2,840 | 2,730 | 1,876 | 1,601 |
| **ING PIONEER HIGH YIELD PORTFOLIO** | | | | | | |
| (Funds were first received in this option during May 2013) | | | | | | |
| Value at beginning of period | $18.49 | | | | | |
| Value at end of period | $19.15 | | | | | |
| Number of accumulation units outstanding at end of period | 3 | | | | | |
| **ING SMALL CAP OPPORTUNITIES PORTFOLIO** | | | | | | |
| (Funds were first received in this option during April 2013) | | | | | | |
| Value at beginning of period | $13.48 | | | | | |
| Value at end of period | $17.08 | | | | | |
| Number of accumulation units outstanding at end of period | 87 | | | | | |
| **ING SMALL COMPANY PORTFOLIO** | | | | | | |
| (Funds were first received in this option during May 2010) | | | | | | |
| Value at beginning of period | $35.04 | $30.89 | $31.98 | $27.09 | | |
| Value at end of period | $47.82 | $35.04 | $30.89 | $31.98 | | |
| Number of accumulation units outstanding at end of period | 14 | 13 | 4 | 2 | | |
| **ING SOLUTION 2015 PORTFOLIO** | | | | | | |
| (Funds were first received in this option during March 2008) | | | | | | |
| Value at beginning of period | $12.78 | $11.57 | $11.77 | $10.68 | $8.82 | $11.60 |
| Value at end of period | $13.81 | $12.78 | $11.57 | $11.77 | $10.68 | $8.82 |
| Number of accumulation units outstanding at end of period | 601 | 601 | 601 | 601 | 43 | 43 |
| **ING SOLUTION 2035 PORTFOLIO** | | | | | | |
| (Funds were first received in this option during March 2008) | | | | | | |
| Value at beginning of period | $12.68 | $11.12 | $11.77 | $10.37 | $8.16 | $11.85 |
| Value at end of period | $15.11 | $12.68 | $11.12 | $11.77 | $10.37 | $8.16 |
| Number of accumulation units outstanding at end of period | 3,656 | 3,369 | 3,155 | 2,535 | 1,788 | 1,187 |
| **ING SOLUTION 2045 PORTFOLIO** | | | | | | |
| (Funds were first received in this option during March 2008) | | | | | | |
| Value at beginning of period | $12.67 | $11.08 | $11.79 | $10.34 | $8.04 | $12.04 |
| Value at end of period | $15.49 | $12.67 | $11.08 | $11.79 | $10.34 | $8.04 |
| Number of accumulation units outstanding at end of period | 368 | 348 | 294 | 238 | 174 | 98 |
| **ING SOLUTION 2055 PORTFOLIO** | | | | | | |
| (Funds were first received in this option during October 2013) | | | | | | |
| Value at beginning of period | $14.67 | | | | | |
| Value at end of period | $15.19 | | | | | |
| Number of accumulation units outstanding at end of period | 857 | | | | | |
| **ING STRATEGIC ALLOCATION GROWTH PORTFOLIO** | | | | | | |
| (Funds were first received in this option during March 2008) | | | | | | |
| Value at beginning of period | $21.59 | $18.95 | $19.71 | $17.60 | $14.19 | $20.34 |
| Value at end of period | $26.18 | $21.59 | $18.95 | $19.71 | $17.60 | $14.19 |
| Number of accumulation units outstanding at end of period | 331 | 331 | 331 | 331 | 619 | 619 |

# Condensed Financial Information (continued)

| | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 |
|---|---|---|---|---|---|---|
| **ING STRATEGIC ALLOCATION MODERATE PORTFOLIO** | | | | | | |
| (Funds were first received in this option during March 2008) | | | | | | |
| Value at beginning of period | $21.53 | $19.13 | $19.43 | $17.51 | $14.50 | $19.49 |
| Value at end of period | $24.86 | $21.53 | $19.13 | $19.43 | $17.51 | $14.50 |
| Number of accumulation units outstanding at end of period | 289 | 289 | 289 | 289 | 631 | 631 |
| **ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO** | | | | | | |
| (Funds were first received in this option during March 2008) | | | | | | |
| Value at beginning of period | $15.91 | $14.03 | $13.77 | $12.19 | $9.24 | $12.34 |
| Value at end of period | $19.26 | $15.91 | $14.03 | $13.77 | $12.19 | $9.24 |
| Number of accumulation units outstanding at end of period | 575 | 887 | 876 | 864 | 644 | 455 |
| **ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO** | | | | | | |
| (Funds were first received in this option during March 2008) | | | | | | |
| Value at beginning of period | $15.40 | $13.39 | $14.04 | $11.03 | $7.60 | $11.83 |
| Value at end of period | $20.62 | $15.40 | $13.39 | $14.04 | $11.03 | $7.60 |
| Number of accumulation units outstanding at end of period | 236 | 235 | 17 | 8 | 0 | 25 |
| **ING T. ROWE PRICE EQUITY INCOME PORTFOLIO** | | | | | | |
| (Funds were first received in this option during March 2008) | | | | | | |
| Value at beginning of period | $17.61 | $15.17 | $15.45 | $13.57 | $10.96 | $15.93 |
| Value at end of period | $22.64 | $17.61 | $15.17 | $15.45 | $13.57 | $10.96 |
| Number of accumulation units outstanding at end of period | 1,083 | 979 | 698 | 1,371 | 1,210 | 954 |
| **ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO** | | | | | | |
| (Funds were first received in this option during March 2008) | | | | | | |
| Value at beginning of period | $29.16 | $24.76 | $25.27 | $21.83 | $15.41 | $23.31 |
| Value at end of period | $40.23 | $29.16 | $24.76 | $25.27 | $21.83 | $15.41 |
| Number of accumulation units outstanding at end of period | 205 | 205 | 205 | 205 | 205 | 205 |
| **ING T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO** | | | | | | |
| (Funds were first received in this option during May 2012) | | | | | | |
| Value at beginning of period | $14.34 | $13.33 | | | | |
| Value at end of period | $16.24 | $14.34 | | | | |
| Number of accumulation units outstanding at end of period | 125 | 104 | | | | |
| **ING TEMPLETON FOREIGN EQUITY PORTFOLIO** | | | | | | |
| (Funds were first received in this option during March 2012) | | | | | | |
| Value at beginning of period | $9.13 | $8.48 | | | | |
| Value at end of period | $10.87 | $9.13 | | | | |
| Number of accumulation units outstanding at end of period | 34 | 13 | | | | |
| **ING TEMPLETON GLOBAL GROWTH PORTFOLIO** | | | | | | |
| (Funds were first received in this option during May 2013) | | | | | | |
| Value at beginning of period | $11.87 | | | | | |
| Value at end of period | $13.69 | | | | | |
| Number of accumulation units outstanding at end of period | 83 | | | | | |
| **LAZARD U.S. MID CAP EQUITY PORTFOLIO** | | | | | | |
| (Funds were first received in this option during May 2013) | | | | | | |
| Value at beginning of period | $9.99 | | | | | |
| Value at end of period | $11.39 | | | | | |
| Number of accumulation units outstanding at end of period | 12 | | | | | |
| **LOOMIS SAYLES SMALL CAP VALUE FUND** | | | | | | |
| (Funds were first received in this option during May 2013) | | | | | | |
| Value at beginning of period | $14.45 | | | | | |
| Value at end of period | $16.92 | | | | | |
| Number of accumulation units outstanding at end of period | 8 | | | | | |

CFI 424

**Condensed Financial Information (continued)**

| | 2008 | 2009 | 2010 | 2011 | 2012 | 2013 |
|---|---|---|---|---|---|---|
| **LORD ABBETT SERIES FUND - MID CAP STOCK PORTFOLIO** | | | | | | |
| (Funds were first received in this option during March 2008) | | | | | | |
| Value at beginning of period | $12.96 | $9.05 | $11.35 | $14.11 | $13.41 | $15.22 |
| Value at end of period | $9.05 | $11.35 | $14.11 | $13.41 | $15.22 | $19.64 |
| Number of accumulation units outstanding at end of period | 1,147 | 1,031 | 360 | 360 | 360 | 360 |
| **OPPENHEIMER DEVELOPING MARKETS FUND** | | | | | | |
| (Funds were first received in this option during March 2008) | | | | | | |
| Value at beginning of period | $58.33 | $34.54 | $62.18 | $78.22 | $63.46 | $75.96 |
| Value at end of period | $34.54 | $62.18 | $78.22 | $63.46 | $75.96 | $81.53 |
| Number of accumulation units outstanding at end of period | 40 | 1,292 | 1,343 | 1,344 | 1,272 | 1,263 |
| **OPPENHEIMER MAIN STREET SMALL CAP FUND®/VA** | | | | | | |
| (Funds were first received in this option during August 2008) | | | | | | |
| Value at beginning of period | $11.80 | $8.06 | $10.96 | $13.40 | $12.98 | $15.17 |
| Value at end of period | $8.06 | $10.96 | $13.40 | $12.98 | $15.17 | $21.18 |
| Number of accumulation units outstanding at end of period | 23 | 23 | 23 | 23 | 23 | 23 |
| **PIMCO VIT REAL RETURN PORTFOLIO** | | | | | | |
| (Funds were first received in this option during November 2012) | | | | | | |
| Value at beginning of period | | | | | $16.43 | $16.46 |
| Value at end of period | | | | | $16.46 | $14.80 |
| Number of accumulation units outstanding at end of period | | | | | 7 | 44 |
| **TEMPLETON GLOBAL BOND FUND** | | | | | | |
| (Funds were first received in this option during March 2008) | | | | | | |
| Value at beginning of period | $14.68 | $14.51 | $17.08 | $19.06 | $18.44 | $21.15 |
| Value at end of period | $14.51 | $17.08 | $19.06 | $18.44 | $21.15 | $21.41 |
| Number of accumulation units outstanding at end of period | 828 | 2,399 | 2,827 | 2,831 | 2,705 | 2,411 |
| **THE BOND FUND OF AMERICA^SM** | | | | | | |
| (Funds were first received in this option during May 2010) | | | | | | |
| Value at beginning of period | | | $10.22 | $10.53 | $11.11 | $11.65 |
| Value at end of period | | | $10.53 | $11.11 | $11.65 | $11.31 |
| Number of accumulation units outstanding at end of period | | | 17 | 41 | 157 | 159 |
| **THE GROWTH FUND OF AMERICA®** | | | | | | |
| (Funds were first received in this option during March 2008) | | | | | | |
| Value at beginning of period | $13.48 | $8.93 | $11.90 | $13.24 | $12.47 | $14.89 |
| Value at end of period | $8.93 | $11.90 | $13.24 | $12.47 | $14.89 | $19.74 |
| Number of accumulation units outstanding at end of period | 1,049 | 1,140 | 1,219 | 1,286 | 1,286 | 1,392 |
| **WASHINGTON MUTUAL INVESTORS FUND^SM** | | | | | | |
| (Funds were first received in this option during August 2008) | | | | | | |
| Value at beginning of period | $11.93 | $8.84 | $10.43 | $11.70 | $12.40 | $13.82 |
| Value at end of period | $8.84 | $10.43 | $11.70 | $12.40 | $13.82 | $18.05 |
| Number of accumulation units outstanding at end of period | 104 | 251 | 379 | 517 | 644 | 734 |

**Condensed Financial Information (continued)**

**TABLE 50**

FOR DEFERRED COMPENSATION CONTRACTS WITH DIFFERING TOTAL SEPARATE ACCOUNT CHARGES OF 1.25%

(Selected data for accumulation units outstanding throughout each period)

| | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 |
|---|---|---|---|---|---|---|---|---|---|
| **AMANA GROWTH FUND** | | | | | | | | | |
| (Funds were first received in this option during January 2011) | | | | | | | | | |
| Value at beginning of period | $14.95 | $13.61 | $14.29 | | | | | | |
| Value at end of period | $18.13 | $14.95 | $13.61 | | | | | | |
| Number of accumulation units outstanding at end of period | 1,119 | 2,901 | 2,072 | | | | | | |
| **AMANA INCOME FUND** | | | | | | | | | |
| (Funds were first received in this option during January 2010) | | | | | | | | | |
| Value at beginning of period | $14.51 | $13.40 | $13.31 | $12.30 | | | | | |
| Value at end of period | $18.58 | $14.51 | $13.40 | $13.31 | | | | | |
| Number of accumulation units outstanding at end of period | 6,112 | 3,355 | 1,729 | 181 | | | | | |
| **AMERICAN CENTURY® INFLATION-ADJUSTED BOND FUND** | | | | | | | | | |
| (Funds were first received in this option during January 2010) | | | | | | | | | |
| Value at beginning of period | $13.10 | $12.43 | $11.14 | $10.80 | | | | | |
| Value at end of period | $11.76 | $13.10 | $12.43 | $11.14 | | | | | |
| Number of accumulation units outstanding at end of period | 36,760 | 51,642 | 9,300 | 2,104 | | | | | |
| **ARIEL FUND** | | | | | | | | | |
| (Funds were first received in this option during July 2011) | | | | | | | | | |
| Value at beginning of period | $12.01 | $10.10 | $12.13 | | | | | | |
| Value at end of period | $17.15 | $12.01 | $10.10 | | | | | | |
| Number of accumulation units outstanding at end of period | 476 | 454 | 473 | | | | | | |
| **ARTISAN INTERNATIONAL FUND** | | | | | | | | | |
| (Funds were first received in this option during August 2009) | | | | | | | | | |
| Value at beginning of period | $9.11 | $7.35 | $8.03 | $7.68 | $6.93 | | | | |
| Value at end of period | $11.26 | $9.11 | $7.35 | $8.03 | $7.68 | | | | |
| Number of accumulation units outstanding at end of period | 1,314 | 2,022 | 304 | 110 | 85 | | | | |
| **ASTON/FAIRPOINTE MID CAP FUND** | | | | | | | | | |
| (Funds were first received in this option during February 2011) | | | | | | | | | |
| Value at beginning of period | $12.43 | $10.81 | $12.42 | | | | | | |
| Value at end of period | $17.74 | $12.43 | $10.81 | | | | | | |
| Number of accumulation units outstanding at end of period | 2,862 | 1,328 | 1,156 | | | | | | |
| **BLACKROCK MID CAP VALUE OPPORTUNITIES FUND** | | | | | | | | | |
| (Funds were first received in this option during June 2011) | | | | | | | | | |
| Value at beginning of period | $17.16 | $15.35 | $15.98 | | | | | | |
| Value at end of period | $22.59 | $17.16 | $15.35 | | | | | | |
| Number of accumulation units outstanding at end of period | 1,208 | 404 | 146 | | | | | | |
| **CALVERT VP SRI BALANCED PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during March 2006) | | | | | | | | | |
| Value at beginning of period | $12.88 | $11.80 | $11.43 | $10.32 | $8.34 | $12.30 | $12.12 | $11.51 | |
| Value at end of period | $15.01 | $12.88 | $11.80 | $11.43 | $10.32 | $8.34 | $12.30 | $12.12 | |
| Number of accumulation units outstanding at end of period | 717 | 734 | 737 | 749 | 762 | 842 | 802 | 798 | |
| **COLUMBIA DIVERSIFIED EQUITY INCOME FUND** | | | | | | | | | |
| (Funds were first received in this option during July 2011) | | | | | | | | | |
| Value at beginning of period | $9.48 | $8.35 | $9.21 | | | | | | |
| Value at end of period | $12.26 | $9.48 | $8.35 | | | | | | |
| Number of accumulation units outstanding at end of period | 26 | 26 | 26 | | | | | | |

CFI 426

**Condensed Financial Information (continued)**

| | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 |
|---|---|---|---|---|---|---|---|---|---|
| **COLUMBIA MID CAP VALUE FUND (CLASS A)** | | | | | | | | | |
| (Funds were first received in this option during July 2011) | | | | | | | | | |
| Value at beginning of period | $10.48 | $9.11 | $10.12 | | | | | | |
| Value at end of period | $13.99 | $10.48 | $9.11 | | | | | | |
| Number of accumulation units outstanding at end of period | 495 | 562 | 36 | | | | | | |
| **EUROPACIFIC GROWTH FUND®** | | | | | | | | | |
| (Funds were first received in this option during August 2005) | | | | | | | | | |
| Value at beginning of period | $17.63 | $14.97 | $17.55 | $16.25 | $11.82 | $20.14 | $17.16 | $14.26 | $12.98 |
| Value at end of period | $20.92 | $17.63 | $14.97 | $17.55 | $16.25 | $11.82 | $20.14 | $17.16 | $14.26 |
| Number of accumulation units outstanding at end of period | 17,513 | 16,790 | 14,572 | 12,398 | 9,931 | 12,699 | 6,633 | 2,755 | 151 |
| **FIDELITY® VIP CONTRAFUND® PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during March 2005) | | | | | | | | | |
| Value at beginning of period | $16.49 | $14.34 | $14.90 | $12.87 | $9.60 | $16.91 | $14.57 | $13.20 | $11.38 |
| Value at end of period | $21.38 | $16.49 | $14.34 | $14.90 | $12.87 | $9.60 | $16.91 | $14.57 | $13.20 |
| Number of accumulation units outstanding at end of period | 37,565 | 33,988 | 29,978 | 28,152 | 29,512 | 32,250 | 27,536 | 13,316 | 2,790 |
| **FIDELITY® VIP EQUITY-INCOME PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during August 2005) | | | | | | | | | |
| Value at beginning of period | $13.45 | $11.61 | $11.64 | $10.24 | $7.96 | $14.05 | $14.02 | $11.81 | $11.60 |
| Value at end of period | $17.02 | $13.45 | $11.61 | $11.64 | $10.24 | $7.96 | $14.05 | $14.02 | $11.81 |
| Number of accumulation units outstanding at end of period | 8,313 | 6,797 | 5,784 | 4,901 | 2,620 | 1,748 | 1,341 | 356 | 234 |
| **FIDELITY® VIP GROWTH PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during March 2005) | | | | | | | | | |
| Value at beginning of period | $13.42 | $11.85 | $11.98 | $9.77 | $7.71 | $14.78 | $11.78 | $11.17 | $10.18 |
| Value at end of period | $18.08 | $13.42 | $11.85 | $11.98 | $9.77 | $7.71 | $14.78 | $11.78 | $11.17 |
| Number of accumulation units outstanding at end of period | 3,735 | 4,211 | 3,863 | 3,439 | 3,903 | 4,448 | 4,374 | 3,715 | 677 |
| **FRANKLIN SMALL CAP VALUE SECURITIES FUND** | | | | | | | | | |
| (Funds were first received in this option during July 2005) | | | | | | | | | |
| Value at beginning of period | $17.58 | $15.04 | $15.82 | $12.49 | $9.80 | $14.81 | $15.36 | $13.30 | $13.02 |
| Value at end of period | $23.66 | $17.58 | $15.04 | $15.82 | $12.49 | $9.80 | $14.81 | $15.36 | $13.30 |
| Number of accumulation units outstanding at end of period | 1,829 | 1,039 | 1,971 | 1,534 | 1,674 | 820 | 730 | 175 | 121 |
| **FUNDAMENTAL INVESTORS℠** | | | | | | | | | |
| (Funds were first received in this option during September 2008) | | | | | | | | | |
| Value at beginning of period | $10.13 | $8.76 | $9.04 | $8.03 | $6.10 | $8.59 | | | |
| Value at end of period | $13.15 | $10.13 | $8.76 | $9.04 | $8.03 | $6.10 | | | |
| Number of accumulation units outstanding at end of period | 5,256 | 3,854 | 2,893 | 2,629 | 2,072 | 158 | | | |
| **ING AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during January 2006) | | | | | | | | | |
| Value at beginning of period | $17.65 | $15.36 | $16.06 | $13.33 | $9.95 | $13.71 | $14.30 | $13.10 | |
| Value at end of period | $22.90 | $17.65 | $15.36 | $16.06 | $13.33 | $9.95 | $13.71 | $14.30 | |
| Number of accumulation units outstanding at end of period | 4,331 | 3,952 | 3,487 | 2,605 | 734 | 571 | 524 | 234 | |
| **ING BALANCED PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during 2009) | | | | | | | | | |
| Value at beginning of period | $13.24 | $11.80 | $12.10 | $10.74 | $9.12 | | | | |
| Value at end of period | $15.26 | $13.24 | $11.80 | $12.10 | $10.74 | | | | |
| Number of accumulation units outstanding at end of period | 141 | 315 | 315 | 235 | 120 | | | | |
| **ING BARON GROWTH PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during August 2005) | | | | | | | | | |
| Value at beginning of period | $17.74 | $15.01 | $14.87 | $11.90 | $8.91 | $15.36 | $14.66 | $12.88 | $12.62 |
| Value at end of period | $24.32 | $17.74 | $15.01 | $14.87 | $11.90 | $8.91 | $15.36 | $14.66 | $12.88 |
| Number of accumulation units outstanding at end of period | 1,127 | 657 | 759 | 554 | 659 | 1,129 | 1,330 | 955 | 411 |

| | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 |
|---|---|---|---|---|---|---|---|---|---|
| **ING BLACKROCK HEALTH SCIENCES OPPORTUNITIES PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during July 2006) | | | | | | | | | |
| Value at beginning of period | $14.47 | $12.34 | $11.92 | $11.29 | $9.52 | $13.51 | $12.60 | $11.50 | |
| Value at end of period | $20.62 | $14.47 | $12.34 | $11.92 | $11.29 | $9.52 | $13.51 | $12.60 | |
| Number of accumulation units outstanding at end of period | 545 | 356 | 2,458 | 24 | 524 | 335 | 335 | 335 | |
| **ING BLACKROCK LARGE CAP GROWTH PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during April 2009) | | | | | | | | | |
| Value at beginning of period | $10.03 | $8.85 | $9.08 | $8.09 | $6.41 | | | | |
| Value at end of period | $13.21 | $10.03 | $8.85 | $9.08 | $8.09 | | | | |
| Number of accumulation units outstanding at end of period | 630 | 640 | 4,444 | 203 | 107 | | | | |
| **ING CLARION GLOBAL REAL ESTATE PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during September 2008) | | | | | | | | | |
| Value at beginning of period | $11.86 | $9.52 | $10.17 | $8.85 | $6.70 | $9.74 | | | |
| Value at end of period | $12.17 | $11.86 | $9.52 | $10.17 | $8.85 | $6.70 | | | |
| Number of accumulation units outstanding at end of period | 1,140 | 4,072 | 993 | 569 | 486 | 508 | | | |
| **ING CLARION REAL ESTATE PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during January 2007) | | | | | | | | | |
| Value at beginning of period | $12.70 | $11.13 | $10.29 | $8.14 | $6.07 | $9.99 | $12.91 | | |
| Value at end of period | $12.80 | $12.70 | $11.13 | $10.29 | $8.14 | $6.07 | $9.99 | | |
| Number of accumulation units outstanding at end of period | 5,899 | 6,822 | 4,538 | 3,910 | 5,811 | 5,273 | 4,190 | | |
| **ING COLUMBIA CONTRARIAN CORE PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during September 2006) | | | | | | | | | |
| Value at beginning of period | $11.76 | $10.60 | $11.26 | $10.18 | $7.83 | $13.05 | $12.68 | $11.74 | |
| Value at end of period | $15.64 | $11.76 | $10.60 | $11.26 | $10.18 | $7.83 | $13.05 | $12.68 | |
| Number of accumulation units outstanding at end of period | 893 | 713 | 546 | 22 | 45 | 317 | 322 | 66 | |
| **ING COLUMBIA SMALL CAP VALUE II PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during August 2011) | | | | | | | | | |
| Value at beginning of period | $11.00 | $9.76 | $9.32 | | | | | | |
| Value at end of period | $15.21 | $11.00 | $9.76 | | | | | | |
| Number of accumulation units outstanding at end of period | 122 | 122 | 94 | | | | | | |
| **ING FMR$^{SM}$ DIVERSIFIED MID CAP PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during October 2007) | | | | | | | | | |
| Value at beginning of period | $15.40 | $13.61 | $15.47 | $12.20 | $8.88 | $14.77 | $15.31 | | |
| Value at end of period | $20.69 | $15.40 | $13.61 | $15.47 | $12.20 | $8.88 | $14.77 | | |
| Number of accumulation units outstanding at end of period | 1,557 | 1,608 | 1,438 | 3,488 | 2,409 | 653 | 482 | | |
| **ING GLOBAL RESOURCES PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during January 2007) | | | | | | | | | |
| Value at beginning of period | $11.01 | $11.48 | $12.79 | $10.65 | $7.84 | $13.46 | $9.68 | | |
| Value at end of period | $12.36 | $11.01 | $11.48 | $12.79 | $10.65 | $7.84 | $13.46 | | |
| Number of accumulation units outstanding at end of period | 20,146 | 19,475 | 17,496 | 15,162 | 15,161 | 14,454 | 9,843 | | |
| **ING GNMA INCOME FUND** | | | | | | | | | |
| (Funds were first received in this option during March 2013) | | | | | | | | | |
| Value at beginning of period | $10.99 | | | | | | | | |
| Value at end of period | $10.68 | | | | | | | | |
| Number of accumulation units outstanding at end of period | 29 | | | | | | | | |
| **ING GROWTH AND INCOME PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during September 2005) | | | | | | | | | |
| Value at beginning of period | $14.09 | $12.32 | $12.51 | $11.10 | $8.63 | $14.01 | $13.21 | $11.71 | $11.37 |
| Value at end of period | $18.18 | $14.09 | $12.32 | $12.51 | $11.10 | $8.63 | $14.01 | $13.21 | $11.71 |
| Number of accumulation units outstanding at end of period | 8,428 | 5,883 | 5,548 | 5,458 | 5,313 | 4,115 | 2,734 | 2,407 | 154 |

CFI 428

**Condensed Financial Information (continued)**

| | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 |
|---|---|---|---|---|---|---|---|---|---|
| **ING INDEX PLUS LARGECAP PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during March 2005) | | | | | | | | | |
| Value at beginning of period | $12.91 | $11.42 | $11.58 | $10.29 | $8.45 | $13.64 | $13.15 | $11.62 | $10.88 |
| Value at end of period | $16.95 | $12.91 | $11.42 | $11.58 | $10.29 | $8.45 | $13.64 | $13.15 | $11.62 |
| Number of accumulation units outstanding at end of period | 6,383 | 8,198 | 8,825 | 9,867 | 9,483 | 11,013 | 12,441 | 7,394 | 2,203 |
| **ING INDEX PLUS MIDCAP PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during March 2005) | | | | | | | | | |
| Value at beginning of period | $15.85 | $13.64 | $13.97 | $11.60 | $8.92 | $14.47 | $12.88 | $12.85 | $11.53 |
| Value at end of period | $21.06 | $15.85 | $13.64 | $13.97 | $11.60 | $8.92 | $14.47 | $13.88 | $12.85 |
| Number of accumulation units outstanding at end of period | 7,482 | 8,076 | 8,395 | 8,394 | 8,118 | 7,354 | 10,749 | 6,754 | 2,003 |
| **ING INDEX PLUS SMALLCAP PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during March 2005) | | | | | | | | | |
| Value at beginning of period | $14.43 | $13.00 | $13.26 | $10.93 | $8.86 | $13.51 | $14.60 | $12.98 | $11.94 |
| Value at end of period | $20.33 | $14.43 | $13.00 | $13.26 | $10.93 | $8.86 | $13.51 | $14.59 | $12.98 |
| Number of accumulation units outstanding at end of period | 5,447 | 6,371 | 6,814 | 7,037 | 6,195 | 5,465 | 8,768 | 6,012 | 1,797 |
| **ING INTERMEDIATE BOND PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during August 2005) | | | | | | | | | |
| Value at beginning of period | $14.24 | $13.18 | $12.41 | $11.44 | $10.38 | $11.49 | $10.97 | $10.67 | $10.58 |
| Value at end of period | $14.04 | $14.24 | $13.18 | $12.41 | $11.44 | $10.38 | $11.49 | $10.97 | $10.67 |
| Number of accumulation units outstanding at end of period | 50,235 | 50,490 | 30,287 | 8,328 | 8,043 | 7,379 | 8,986 | 3,404 | 1,770 |
| **ING INTERNATIONAL INDEX PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during August 2009) | | | | | | | | | |
| Value at beginning of period | $8.09 | $6.90 | $7.96 | $7.47 | $6.88 | | | | |
| Value at end of period | $9.71 | $8.09 | $6.90 | $7.96 | $7.47 | | | | |
| Number of accumulation units outstanding at end of period | 6 | 320 | 320 | 345 | 320 | | | | |
| **ING INTERNATIONAL VALUE PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during September 2005) | | | | | | | | | |
| Value at beginning of period | $13.09 | $11.12 | $13.24 | $13.08 | $10.41 | $18.42 | $16.44 | $12.86 | $12.37 |
| Value at end of period | $15.67 | $13.09 | $11.12 | $13.24 | $13.08 | $10.41 | $18.42 | $16.44 | $12.86 |
| Number of accumulation units outstanding at end of period | 368 | 461 | 519 | 624 | 1,020 | 1,308 | 3,121 | 904 | 339 |
| **ING INVESCO COMSTOCK PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during August 2005) | | | | | | | | | |
| Value at beginning of period | $13.42 | $11.46 | $11.85 | $10.42 | $8.21 | $13.08 | $13.56 | $11.85 | $11.55 |
| Value at end of period | $17.90 | $13.42 | $11.46 | $11.85 | $10.42 | $8.21 | $13.08 | $13.56 | $11.85 |
| Number of accumulation units outstanding at end of period | 5,547 | 5,741 | 5,917 | 5,358 | 5,583 | 4,095 | 3,953 | 2,285 | 867 |
| **ING INVESCO EQUITY AND INCOME PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during August 2005) | | | | | | | | | |
| Value at beginning of period | $13.46 | $12.08 | $12.37 | $11.15 | $9.20 | $12.16 | $11.89 | $10.69 | $10.42 |
| Value at end of period | $16.61 | $13.46 | $12.08 | $12.37 | $11.15 | $9.20 | $12.16 | $11.89 | $10.69 |
| Number of accumulation units outstanding at end of period | 394 | 0 | 0 | 0 | 0 | 0 | 616 | 80 | 80 |
| **ING INVESCO GROWTH AND INCOME PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during August 2006) | | | | | | | | | |
| Value at beginning of period | $12.75 | $11.27 | $11.66 | $10.50 | $8.58 | $12.82 | $12.65 | $11.56 | |
| Value at end of period | $16.86 | $12.75 | $11.27 | $11.66 | $10.50 | $8.58 | $12.82 | $12.65 | |
| Number of accumulation units outstanding at end of period | 1,125 | 1,198 | 1,411 | 954 | 1,806 | 2,979 | 1,573 | 310 | |
| **ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during February 2007) | | | | | | | | | |
| Value at beginning of period | $22.61 | $19.22 | $23.81 | $20.05 | $11.83 | $24.58 | $18.01 | | |
| Value at end of period | $21.05 | $22.61 | $19.22 | $23.81 | $20.05 | $11.83 | $24.58 | | |
| Number of accumulation units outstanding at end of period | 2,096 | 1,345 | 475 | 1,767 | 920 | 689 | 687 | | |

CFI 429

# Condensed Financial Information (continued)

| | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 |
|---|---|---|---|---|---|---|---|---|---|
| **ING JPMORGAN MID CAP VALUE PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during July 2007) | | | | | | | | | |
| Value at beginning of period | $17.32 | $14.61 | $14.53 | $11.96 | $9.64 | $14.58 | $15.87 | | |
| Value at end of period | $22.50 | $17.32 | $14.61 | $14.53 | $11.96 | $9.64 | $14.58 | | |
| Number of accumulation units outstanding at end of period | 1,979 | 1,556 | 1,087 | 539 | 257 | 1,237 | 641 | | |
| **ING JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during April 2008) | | | | | | | | | |
| Value at beginning of period | $15.71 | $13.40 | $13.75 | $10.99 | $8.74 | $12.01 | | | |
| Value at end of period | $21.55 | $15.71 | $13.40 | $13.75 | $10.99 | $8.74 | | | |
| Number of accumulation units outstanding at end of period | 156 | 135 | 135 | 0 | 0 | 1,126 | | | |
| **ING LARGE CAP GROWTH PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during July 2012) | | | | | | | | | |
| Value at beginning of period | $12.01 | $11.48 | | | | | | | |
| Value at end of period | $15.53 | $12.01 | | | | | | | |
| Number of accumulation units outstanding at end of period | 6,174 | 3,939 | | | | | | | |
| **ING LARGE CAP VALUE PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during July 2007) | | | | | | | | | |
| Value at beginning of period | $9.55 | $8.43 | $8.25 | $7.00 | $6.29 | $9.11 | $9.34 | | |
| Value at end of period | $12.34 | $9.55 | $8.43 | $8.25 | $7.00 | $6.29 | $9.11 | | |
| Number of accumulation units outstanding at end of period | 12,622 | 11,919 | 13,419 | 10,244 | 8,760 | 9,979 | 7,901 | | |
| **ING MARSICO GROWTH PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during April 2008) | | | | | | | | | |
| Value at beginning of period | $10.79 | $9.68 | $9.94 | $8.38 | $6.56 | $10.23 | | | |
| Value at end of period | $14.48 | $10.79 | $9.68 | $9.94 | $8.38 | $6.56 | | | |
| Number of accumulation units outstanding at end of period | 1,007 | 1,007 | 2,105 | 0 | 113 | 113 | | | |
| **ING MFS TOTAL RETURN PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during January 2005) | | | | | | | | | |
| Value at beginning of period | $13.74 | $12.51 | $12.47 | $11.49 | $9.87 | $12.87 | $12.53 | $11.34 | $11.03 |
| Value at end of period | $16.10 | $13.74 | $12.51 | $12.47 | $11.49 | $9.87 | $12.87 | $12.53 | $11.34 |
| Number of accumulation units outstanding at end of period | 1,675 | 1,968 | 1,969 | 3,318 | 3,351 | 2,046 | 1,847 | 1,640 | 3,189 |
| **ING MFS UTILITIES PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during June 2006) | | | | | | | | | |
| Value at beginning of period | $19.74 | $17.64 | $16.79 | $14.96 | $11.41 | $18.54 | $14.74 | $11.87 | |
| Value at end of period | $23.43 | $19.74 | $17.64 | $16.79 | $14.96 | $11.41 | $18.54 | $14.74 | |
| Number of accumulation units outstanding at end of period | 555 | 529 | 367 | 824 | 1,301 | 1,626 | 1,426 | 499 | |
| **ING MIDCAP OPPORTUNITIES PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during February 2008) | | | | | | | | | |
| Value at beginning of period | $20.20 | $17.91 | $18.23 | $14.16 | $10.14 | $14.88 | | | |
| Value at end of period | $26.32 | $20.20 | $17.91 | $18.23 | $14.16 | $10.14 | | | |
| Number of accumulation units outstanding at end of period | 5,230 | 4,343 | 2,274 | 967 | 423 | 715 | | | |
| **ING MONEY MARKET PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during February 2005) | | | | | | | | | |
| Value at beginning of period | $10.62 | $10.75 | $10.89 | $11.00 | $11.10 | $10.95 | $10.54 | $10.18 | $10.01 |
| Value at end of period | $10.49 | $10.62 | $10.75 | $10.89 | $11.00 | $11.10 | $10.95 | $10.54 | $10.18 |
| Number of accumulation units outstanding at end of period | 156,879 | 141,928 | 175,309 | 192,718 | 204,298 | 273,075 | 232,053 | 83,342 | 13,175 |
| **ING MULTI-MANAGER LARGE CAP CORE PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during July 2007) | | | | | | | | | |
| Value at beginning of period | $10.56 | $9.67 | $10.23 | $8.92 | $7.26 | $11.23 | $11.17 | | |
| Value at end of period | $13.62 | $10.56 | $9.67 | $10.23 | $8.92 | $7.26 | $11.23 | | |
| Number of accumulation units outstanding at end of period | 1,230 | 1,487 | 1,488 | 1,362 | 1,204 | 997 | 856 | | |

# Condensed Financial Information (continued)

| | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 |
|---|---|---|---|---|---|---|---|---|---|
| **ING OPPENHEIMER GLOBAL PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during July 2005) | | | | | | | | | |
| Value at beginning of period | $14.51 | $12.07 | $13.31 | $11.61 | $8.42 | $14.29 | $13.57 | $11.65 | $10.49 |
| Value at end of period | $18.21 | $14.51 | $12.07 | $13.31 | $11.61 | $8.42 | $14.29 | $13.57 | $11.65 |
| Number of accumulation units outstanding at end of period | 5,784 | 5,724 | 6,196 | 6,666 | 6,395 | 5,013 | 5,231 | 3,668 | 550 |
| **ING PIMCO HIGH YIELD PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during November 2006) | | | | | | | | | |
| Value at beginning of period | $16.95 | $15.05 | $14.59 | $12.93 | $8.77 | $11.46 | $11.28 | $11.16 | |
| Value at end of period | $17.68 | $16.95 | $15.05 | $14.59 | $12.93 | $8.77 | $11.46 | $11.28 | |
| Number of accumulation units outstanding at end of period | 6,643 | 6,723 | 7,825 | 7,142 | 826 | 1,461 | 702 | 110 | |
| **ING PIMCO TOTAL RETURN PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during July 2005) | | | | | | | | | |
| Value at beginning of period | $14.77 | $13.86 | $13.59 | $12.79 | $11.50 | $11.67 | $10.80 | $10.52 | $10.56 |
| Value at end of period | $14.31 | $14.77 | $13.86 | $13.59 | $12.79 | $11.50 | $11.67 | $10.80 | $10.52 |
| Number of accumulation units outstanding at end of period | 6,778 | 8,135 | 7,419 | 9,372 | 3,412 | 4,007 | 2,928 | 1,440 | 213 |
| **ING PIONEER HIGH YIELD PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during April 2009) | | | | | | | | | |
| Value at beginning of period | $16.87 | $14.70 | $14.99 | $12.75 | $8.65 | | | | |
| Value at end of period | $18.71 | $16.87 | $14.70 | $14.99 | $12.75 | | | | |
| Number of accumulation units outstanding at end of period | 2,050 | 1,720 | 1,148 | 619 | 286 | | | | |
| **ING RUSSELL™ LARGE CAP INDEX PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during September 2008) | | | | | | | | | |
| Value at beginning of period | $10.37 | $9.09 | $8.97 | $8.10 | $6.63 | $8.37 | | | |
| Value at end of period | $13.52 | $10.37 | $9.09 | $8.97 | $8.10 | $6.63 | | | |
| Number of accumulation units outstanding at end of period | 747 | 3,202 | 2,870 | 2,775 | 2,745 | 2,745 | | | |
| **ING RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during March 2010) | | | | | | | | | |
| Value at beginning of period | $17.55 | $15.39 | $15.93 | $13.11 | | | | | |
| Value at end of period | $23.38 | $17.55 | $15.39 | $15.93 | | | | | |
| Number of accumulation units outstanding at end of period | 196 | 196 | 195 | 13 | | | | | |
| **ING RUSSELL™ MID CAP INDEX PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during July 2008) | | | | | | | | | |
| Value at beginning of period | $11.34 | $9.81 | $10.12 | $8.18 | $5.91 | $9.22 | | | |
| Value at end of period | $15.03 | $11.34 | $9.81 | $10.12 | $8.18 | $5.91 | | | |
| Number of accumulation units outstanding at end of period | 1,999 | 1,566 | 1,258 | 998 | 771 | 355 | | | |
| **ING RUSSELL™ SMALL CAP INDEX PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during July 2008) | | | | | | | | | |
| Value at beginning of period | $11.79 | $10.29 | $10.85 | $8.69 | $6.95 | $9.49 | | | |
| Value at end of period | $16.16 | $11.79 | $10.29 | $10.85 | $8.69 | $6.95 | | | |
| Number of accumulation units outstanding at end of period | 1,953 | 1,275 | 956 | 598 | 466 | 294 | | | |
| **ING SMALLCAP OPPORTUNITIES PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during August 2007) | | | | | | | | | |
| Value at beginning of period | $18.97 | $16.68 | $16.75 | $12.81 | $9.90 | $15.30 | $15.09 | | |
| Value at end of period | $26.06 | $18.97 | $16.68 | $16.75 | $12.81 | $9.90 | $15.30 | | |
| Number of accumulation units outstanding at end of period | 3,213 | 2,429 | 1,768 | 3,056 | 132 | 0 | 337 | | |
| **ING SMALL COMPANY PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during September 2006) | | | | | | | | | |
| Value at beginning of period | $17.85 | $15.78 | $16.39 | $13.34 | $10.59 | $15.55 | $14.87 | $13.90 | |
| Value at end of period | $24.28 | $17.85 | $15.78 | $16.39 | $13.34 | $10.59 | $15.55 | $14.87 | |
| Number of accumulation units outstanding at end of period | 2,245 | 1,912 | 3,272 | 3,074 | 3,250 | 1,907 | 293 | 92 | |

# Condensed Financial Information (continued)

| | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 |
|---|---|---|---|---|---|---|---|---|---|
| **ING SOLUTION 2015 PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during June 2007) | | | | | | | | | |
| Value at beginning of period | $12.49 | $11.34 | $11.57 | $10.53 | $8.72 | $12.07 | $12.18 | | |
| Value at end of period | $13.45 | $12.49 | $11.34 | $11.57 | $10.53 | $8.72 | $12.07 | | |
| Number of accumulation units outstanding at end of period | 6,069 | 11,592 | 11,195 | 10,407 | 7,272 | 763 | 763 | | |
| **ING SOLUTION 2025 PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during May 2010) | | | | | | | | | |
| Value at beginning of period | $12.25 | $10.93 | $11.43 | $9.83 | | | | | |
| Value at end of period | $14.07 | $12.25 | $10.93 | $11.43 | | | | | |
| Number of accumulation units outstanding at end of period | 1,008 | 474 | 475 | 1,871 | | | | | |
| **ING SOLUTION 2035 PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during August 2011) | | | | | | | | | |
| Value at beginning of period | $12.39 | $10.90 | $10.82 | | | | | | |
| Value at end of period | $14.73 | $12.39 | $10.90 | | | | | | |
| Number of accumulation units outstanding at end of period | 572 | 14 | 14 | | | | | | |
| **ING SOLUTION 2045 PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during August 2012) | | | | | | | | | |
| Value at beginning of period | $12.38 | $11.90 | | | | | | | |
| Value at end of period | $15.10 | $12.38 | | | | | | | |
| Number of accumulation units outstanding at end of period | 133 | 98 | | | | | | | |
| **ING SOLUTION INCOME PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during January 2008) | | | | | | | | | |
| Value at beginning of period | $12.58 | $11.60 | $11.71 | $10.81 | $9.34 | $11.35 | | | |
| Value at end of period | $13.29 | $12.58 | $11.60 | $11.71 | $10.81 | $9.34 | | | |
| Number of accumulation units outstanding at end of period | 94 | 94 | 298 | 428 | 428 | 428 | | | |
| **ING STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO** | | | | | | | | | |
| Value at beginning of period | $13.39 | $12.07 | $12.01 | $10.95 | $9.40 | | | | |
| Value at end of period | $14.82 | $13.39 | $12.07 | $12.01 | $10.95 | | | | |
| Number of accumulation units outstanding at end of period | 855 | 678 | 483 | 2,103 | 58 | | | | |
| **ING STRATEGIC ALLOCATION GROWTH PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during September 2007) | | | | | | | | | |
| Value at beginning of period | $13.12 | $11.55 | $12.05 | $10.79 | $8.73 | $13.82 | $13.96 | | |
| Value at end of period | $15.86 | $13.12 | $11.55 | $12.05 | $10.79 | $8.73 | $13.82 | | |
| Number of accumulation units outstanding at end of period | 0 | 0 | 0 | 0 | 0 | 0 | 797 | | |
| **ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during July 2005) | | | | | | | | | |
| Value at beginning of period | $15.55 | $13.76 | $13.54 | $12.02 | $9.14 | $12.76 | $12.38 | $10.93 | $10.67 |
| Value at end of period | $18.77 | $15.55 | $13.76 | $13.54 | $12.02 | $9.14 | $12.76 | $12.38 | $10.93 |
| Number of accumulation units outstanding at end of period | 94,859 | 80,648 | 68,491 | 70,888 | 80,109 | 73,734 | 74,238 | 31,061 | 3,399 |
| **ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during February 2007) | | | | | | | | | |
| Value at beginning of period | $15.04 | $13.12 | $13.79 | $10.87 | $7.52 | $13.39 | $12.51 | | |
| Value at end of period | $20.08 | $15.04 | $13.12 | $13.79 | $10.87 | $7.52 | $13.39 | | |
| Number of accumulation units outstanding at end of period | 1,247 | 1,081 | 2,729 | 1,159 | 1,142 | 1,461 | 186 | | |
| **ING T. ROWE PRICE EQUITY INCOME PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during July 2005) | | | | | | | | | |
| Value at beginning of period | $14.22 | $12.28 | $12.55 | $11.05 | $8.95 | $14.10 | $13.85 | $11.78 | $11.73 |
| Value at end of period | $18.21 | $14.22 | $12.28 | $12.55 | $11.05 | $8.95 | $14.10 | $13.85 | $11.78 |
| Number of accumulation units outstanding at end of period | 15,495 | 12,030 | 10,941 | 8,319 | 7,996 | 4,172 | 6,826 | 3,426 | 569 |

| | 2005 | 2006 | 2007 | 2008 | 2009 | 2010 | 2011 | 2012 | 2013 |
|---|---|---|---|---|---|---|---|---|---|
| **ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during March 2005) | | | | | | | | | |
| Value at beginning of period | $10.54 | $11.71 | $13.10 | $14.22 | $8.12 | $11.46 | $13.22 | $12.92 | $15.17 |
| Value at end of period | $11.71 | $13.10 | $14.22 | $8.12 | $11.46 | $13.22 | $12.92 | $15.17 | $20.86 |
| Number of accumulation units outstanding at end of period | 764 | 1,793 | 3,090 | 3,182 | 2,957 | 3,314 | 4,710 | 5,267 | 5,914 |
| **ING T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during October 2006) | | | | | | | | | |
| Value at beginning of period | | $13.89 | $15.22 | $18.13 | $9.04 | $12.28 | $13.80 | $11.95 | $14.01 |
| Value at end of period | | $15.22 | $18.13 | $9.04 | $12.28 | $13.80 | $11.95 | $14.01 | $15.82 |
| Number of accumulation units outstanding at end of period | | 26 | 178 | 227 | 371 | 492 | 573 | 288 | 306 |
| **ING TEMPLETON FOREIGN EQUITY PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during April 2008) | | | | | | | | | |
| Value at beginning of period | | | | $10.20 | $6.28 | $8.20 | $8.82 | $7.66 | $9.00 |
| Value at end of period | | | | $6.28 | $8.20 | $8.82 | $7.66 | $9.00 | $10.69 |
| Number of accumulation units outstanding at end of period | | | | 138 | 950 | 1,695 | 1,476 | 9,621 | 9,194 |
| **ING TEMPLETON GLOBAL GROWTH PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during August 2011) | | | | | | | | | |
| Value at beginning of period | | | | | | | $8.77 | $8.63 | $10.37 |
| Value at end of period | | | | | | | $8.63 | $10.37 | $13.38 |
| Number of accumulation units outstanding at end of period | | | | | | | 250 | 330 | 330 |
| **ING U.S. BOND INDEX PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during March 2009) | | | | | | | | | |
| Value at beginning of period | | | | | $10.02 | $10.65 | $11.16 | $11.82 | $12.12 |
| Value at end of period | | | | | $10.65 | $11.16 | $11.82 | $12.12 | $11.67 |
| Number of accumulation units outstanding at end of period | | | | | 461 | 3,195 | 295 | 78 | 339 |
| **ING U.S. STOCK INDEX PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during March 2006) | | | | | | | | | |
| Value at beginning of period | | $11.92 | $13.13 | $13.66 | $8.48 | $10.57 | $11.98 | $12.04 | $13.77 |
| Value at end of period | | $13.13 | $13.66 | $8.48 | $10.57 | $11.98 | $12.04 | $13.77 | $17.96 |
| Number of accumulation units outstanding at end of period | | 1,514 | 1,432 | 1,579 | 1,536 | 1,519 | 1,479 | 1,388 | 1,257 |
| **LAZARD U.S. MID CAP EQUITY PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during April 2008) | | | | | | | | | |
| Value at beginning of period | | | | $8.28 | $5.30 | $7.24 | $8.80 | $8.19 | $8.52 |
| Value at end of period | | | | $5.30 | $7.24 | $8.80 | $8.19 | $8.52 | $11.16 |
| Number of accumulation units outstanding at end of period | | | | 1,539 | 2,275 | 0 | 0 | 0 | 0 |
| **LOOMIS SAYLES SMALL CAP VALUE FUND** | | | | | | | | | |
| (Funds were first received in this option during October 2011) | | | | | | | | | |
| Value at beginning of period | | | | | | | $10.27 | $10.84 | $12.43 |
| Value at end of period | | | | | | | $10.84 | $12.43 | $16.64 |
| Number of accumulation units outstanding at end of period | | | | | | | 14 | 281 | 348 |
| **LORD ABBETT SERIES FUND - MID CAP STOCK PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during July 2005) | | | | | | | | | |
| Value at beginning of period | $12.58 | $12.93 | $14.33 | $14.23 | $8.52 | $10.66 | $13.20 | $12.52 | $14.16 |
| Value at end of period | $12.93 | $14.33 | $14.23 | $8.52 | $10.66 | $13.20 | $12.52 | $14.16 | $18.22 |
| Number of accumulation units outstanding at end of period | 1,172 | 1,533 | 2,542 | 2,100 | 590 | 669 | 758 | 840 | 528 |
| **NEUBERGER BERMAN SOCIALLY RESPONSIVE FUND®** | | | | | | | | | |
| (Funds were first received in this option during August 2007) | | | | | | | | | |
| Value at beginning of period | | | $11.42 | $11.33 | $6.84 | $8.80 | $10.65 | $10.20 | $11.16 |
| Value at end of period | | | $11.33 | $6.84 | $8.80 | $10.65 | $10.20 | $11.16 | $15.21 |
| Number of accumulation units outstanding at end of period | | | 445 | 0 | 0 | 0 | 212 | 0 | 0 |

**Condensed Financial Information (continued)**

| | 2005 | 2006 | 2007 | 2008 | 2009 | 2010 | 2011 | 2012 | 2013 |
|---|---|---|---|---|---|---|---|---|---|
| **NEW PERSPECTIVE FUND®** | | | | | | | | | |
| (Funds were first received in this option during April 2005) | | | | | | | | | |
| Value at beginning of period | $10.98 | $12.78 | $15.13 | $17.32 | $10.63 | $14.43 | $16.06 | $14.65 | $17.48 |
| Value at end of period | $12.78 | $15.13 | $17.32 | $10.63 | $14.43 | $16.06 | $14.65 | $17.48 | $21.88 |
| Number of accumulation units outstanding at end of period | 159 | 376 | 2,815 | 4,142 | 4,724 | 1,605 | 612 | 352 | 582 |
| **OPPENHEIMER DEVELOPING MARKETS FUND** | | | | | | | | | |
| (Funds were first received in this option during April 2005) | | | | | | | | | |
| Value at beginning of period | $14.34 | $20.05 | $24.79 | $32.77 | $16.82 | $30.19 | $37.86 | $30.62 | $36.55 |
| Value at end of period | $20.05 | $24.79 | $32.77 | $16.82 | $30.19 | $37.86 | $30.62 | $36.55 | $39.11 |
| Number of accumulation units outstanding at end of period | 733 | 1,954 | 2,772 | 3,027 | 5,025 | 4,772 | 4,872 | 5,573 | 5,507 |
| **OPPENHEIMER MAIN STREET SMALL CAP FUND®/VA** | | | | | | | | | |
| (Funds were first received in this option during October 2006) | | | | | | | | | |
| Value at beginning of period | | $12.90 | $13.32 | $12.99 | $7.98 | $10.81 | $13.17 | $12.72 | $14.82 |
| Value at end of period | | $13.32 | $12.99 | $7.98 | $10.81 | $13.17 | $12.72 | $14.82 | $20.64 |
| Number of accumulation units outstanding at end of period | | 28 | 265 | 405 | 445 | 573 | 655 | 330 | 4,697 |
| **PAX WORLD BALANCED FUND** | | | | | | | | | |
| (Funds were first received in this option during August 2005) | | | | | | | | | |
| Value at beginning of period | $11.68 | $11.76 | $12.86 | $13.89 | $9.51 | $11.39 | $12.59 | $12.20 | $13.41 |
| Value at end of period | $11.76 | $12.86 | $13.89 | $9.51 | $11.39 | $12.59 | $12.20 | $13.41 | $15.41 |
| Number of accumulation units outstanding at end of period | 291 | 2,148 | 2,044 | 8,284 | 7,812 | 7,375 | 7,379 | 4,103 | 1,913 |
| **PIMCO VIT REAL RETURN PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during March 2005) | | | | | | | | | |
| Value at beginning of period | $10.42 | $10.66 | $10.61 | $11.59 | $10.64 | $12.43 | $13.27 | $14.64 | $15.72 |
| Value at end of period | $10.66 | $10.61 | $11.59 | $10.64 | $12.43 | $13.27 | $14.64 | $15.72 | $14.09 |
| Number of accumulation units outstanding at end of period | 527 | 1,536 | 2,334 | 2,895 | 5,498 | 6,015 | 4,911 | 5,921 | 3,539 |
| **PIONEER EMERGING MARKETS VCT PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during August 2007) | | | | | | | | | |
| Value at beginning of period | | | $10.79 | $12.73 | $5.25 | $9.06 | $10.37 | $7.85 | $8.68 |
| Value at end of period | | | $12.73 | $5.25 | $9.06 | $10.37 | $7.85 | $8.68 | $8.40 |
| Number of accumulation units outstanding at end of period | | | 213 | 1,687 | 3,271 | 1,508 | 1,573 | 1,374 | 1,268 |
| **PIONEER HIGH YIELD VCT PORTFOLIO** | | | | | | | | | |
| (Funds were first received in this option during January 2007) | | | | | | | | | |
| Value at beginning of period | | | $11.96 | $12.40 | $7.91 | $12.54 | $14.61 | $14.19 | $16.27 |
| Value at end of period | | | $12.40 | $7.91 | $12.54 | $14.61 | $14.19 | $16.27 | $18.00 |
| Number of accumulation units outstanding at end of period | | | 494 | 805 | 615 | 201 | 147 | 142 | 332 |
| **SMALLCAP WORLD FUND®** | | | | | | | | | |
| (Funds were first received in this option during April 2009) | | | | | | | | | |
| Value at beginning of period | | | | | $5.56 | $8.27 | $10.20 | $8.63 | $10.40 |
| Value at end of period | | | | | $8.27 | $10.20 | $8.63 | $10.40 | $13.29 |
| Number of accumulation units outstanding at end of period | | | | | 70 | 144 | 192 | 192 | 8 |
| **TEMPLETON GLOBAL BOND FUND** | | | | | | | | | |
| (Funds were first received in this option during January 2006) | | | | | | | | | |
| Value at beginning of period | | $11.58 | $12.65 | $13.85 | $14.54 | $17.06 | $18.99 | $18.31 | $20.94 |
| Value at end of period | | $12.65 | $13.85 | $14.54 | $17.06 | $18.99 | $18.31 | $20.94 | $21.14 |
| Number of accumulation units outstanding at end of period | | 820 | 5,250 | 15,691 | 13,970 | 15,016 | 18,742 | 19,447 | 16,260 |
| **THE BOND FUND OF AMERICA℠** | | | | | | | | | |
| (Funds were first received in this option during April 2009) | | | | | | | | | |
| Value at beginning of period | | | | | $8.73 | $9.87 | $10.45 | $10.99 | $11.49 |
| Value at end of period | | | | | $9.87 | $10.45 | $10.99 | $11.49 | $11.12 |
| Number of accumulation units outstanding at end of period | | | | | 156 | 346 | 3,939 | 3,976 | 3,635 |

# Condensed Financial Information (continued)

| | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 |
|---|---|---|---|---|---|---|---|---|---|
| **THE GROWTH FUND OF AMERICA®** | | | | | | | | | |
| (Funds were first received in this option during March 2005) | | | | | | | | | |
| Value at beginning of period | $14.91 | $12.52 | $13.33 | $12.02 | $9.05 | $15.03 | $13.73 | $12.54 | $10.81 |
| Value at end of period | $19.70 | $14.91 | $12.52 | $13.33 | $12.02 | $9.05 | $15.03 | $13.73 | $12.54 |
| Number of accumulation units outstanding at end of period | 13,941 | 12,714 | 15,884 | 14,598 | 12,135 | 10,182 | 8,092 | 5,971 | 1,196 |
| **WANGER INTERNATIONAL** | | | | | | | | | |
| (Funds were first received in this option during September 2007) | | | | | | | | | |
| Value at beginning of period | $10.40 | $8.66 | $10.27 | $8.33 | $5.63 | $10.48 | $10.54 | | |
| Value at end of period | $12.57 | $10.40 | $8.66 | $10.27 | $8.33 | $5.63 | $10.48 | | |
| Number of accumulation units outstanding at end of period | 1,395 | 1,500 | 1,472 | 1,068 | 679 | 826 | 140 | | |
| **WANGER SELECT** | | | | | | | | | |
| (Funds were first received in this option during July 2006) | | | | | | | | | |
| Value at beginning of period | $16.09 | $13.75 | $16.92 | $13.53 | $8.25 | $16.39 | $15.18 | $12.90 | |
| Value at end of period | $21.38 | $16.09 | $13.75 | $16.92 | $13.53 | $8.25 | $16.39 | $15.18 | |
| Number of accumulation units outstanding at end of period | 3,188 | 3,249 | 4,470 | 4,320 | 2,936 | 1,423 | 1,707 | 809 | |
| **WANGER USA** | | | | | | | | | |
| (Funds were first received in this option during August 2005) | | | | | | | | | |
| Value at beginning of period | $16.51 | $13.93 | $14.61 | $12.00 | $8.54 | $14.34 | $13.78 | $12.93 | $12.50 |
| Value at end of period | $21.81 | $16.51 | $13.93 | $14.61 | $12.00 | $8.54 | $14.34 | $13.78 | $12.93 |
| Number of accumulation units outstanding at end of period | 2,997 | 2,734 | 2,564 | 1,925 | 1,695 | 1,746 | 2,632 | 1,762 | 913 |
| **WASHINGTON MUTUAL INVESTORS FUND℠** | | | | | | | | | |
| (Funds were first received in this option during March 2005) | | | | | | | | | |
| Value at beginning of period | $13.76 | $12.38 | $11.72 | $10.47 | $8.91 | $13.50 | $13.15 | $11.29 | $10.75 |
| Value at end of period | $17.91 | $13.76 | $12.38 | $11.72 | $10.47 | $8.91 | $13.50 | $13.15 | $11.29 |
| Number of accumulation units outstanding at end of period | 12,872 | 10,266 | 10,349 | 9,038 | 7,601 | 7,367 | 7,605 | 1,779 | 1,274 |

### TABLE 51
FOR DEFERRED COMPENSATION CONTRACTS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 0.60%
(Selected data for accumulation units outstanding throughout each period)

| | 2013 | 2012 | 2011 |
|---|---|---|---|
| **ING MONEY MARKET PORTFOLIO** | | | |
| (Funds were first received in this option during March 2011) | | | |
| Value at beginning of period | $15.99 | $16.08 | $16.15 |
| Value at end of period | $15.89 | $15.99 | $16.08 |
| Number of accumulation units outstanding at end of period | 28 | 28 | 28 |

### TABLE 52
FOR CONTRACTS ISSUED TO PENNSYLVANIA ARP WITH DIFFERING TOTAL SEPARATE ACCOUNT CHARGES
(Selected data for accumulation units outstanding throughout each period)

| | 2013 | 2012 |
|---|---|---|
| **BLACKROCK MID CAP VALUE OPPORTUNITIES FUND** | | |
| (Funds were first received in this option during July 2012) | | |
| Value at beginning of period | $17.54 | $15.70 |
| Value at end of period | $23.23 | $17.54 |
| Number of accumulation units outstanding at end of period | 325 | 37,744 |

# Condensed Financial Information (continued)

| | 2004 | 2005 | 2006 | 2007 | 2008 | 2009 | 2010 | 2011 | 2012 | 2013 |
|---|---|---|---|---|---|---|---|---|---|---|
| **EUROPACIFIC GROWTH FUND®** | | | | | | | | | | |
| (Funds were first received in this option during July 2008) | | | | | | | | | | |
| Value at beginning of period | | | | | $17.95 | $12.16 | $16.80 | $18.26 | $15.67 | $18.57 |
| Value at end of period | | | | | $12.16 | $16.80 | $18.26 | $15.67 | $18.57 | $22.17 |
| Number of accumulation units outstanding at end of period | | | | | | 2,093 | 7,109 | 26,203 | 16,279 | 120 |
| **FIDELITY® VIP CONTRAFUND® PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $11.50 | $13.17 | $15.30 | $16.98 | $19.84 | $11.33 | $15.28 | $17.79 | $17.23 | $19.93 |
| Value at end of period | $13.17 | $15.30 | $16.98 | $19.84 | $11.33 | $15.28 | $17.79 | $17.23 | $19.93 | $25.99 |
| Number of accumulation units outstanding at end of period | 18,405 | 36,587 | 66,268 | 84,797 | 103,341 | 118,813 | 115,986 | 124,244 | 130,908 | 796 |
| **FIDELITY® VIP EQUITY-INCOME PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during October 2006) | | | | | | | | | | |
| Value at beginning of period | | | $14.03 | $14.69 | $14.82 | $8.44 | $10.92 | $12.50 | $12.54 | $14.61 |
| Value at end of period | | | $14.69 | $14.82 | $8.44 | $10.92 | $12.50 | $12.54 | $14.61 | $18.60 |
| Number of accumulation units outstanding at end of period | | | 132 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| **FIDELITY® VIP GROWTH PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $9.27 | $9.50 | $9.98 | $10.60 | $13.36 | $7.02 | $8.94 | $11.03 | $10.98 | $12.51 |
| Value at end of period | $9.50 | $9.98 | $10.60 | $13.36 | $7.02 | $8.94 | $11.03 | $10.98 | $12.51 | $16.95 |
| Number of accumulation units outstanding at end of period | 3,972 | 6,815 | 2,957 | 3,249 | 0 | 18 | 18 | 66 | 85 | 0 |
| **FIDELITY® VIP OVERSEAS PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during October 2006) | | | | | | | | | | |
| Value at beginning of period | | | $15.70 | $16.96 | $19.77 | $11.04 | $13.88 | $15.59 | $12.83 | $15.40 |
| Value at end of period | | | $16.96 | $19.77 | $11.04 | $13.88 | $15.59 | $12.83 | $15.40 | $19.95 |
| Number of accumulation units outstanding at end of period | | | 177 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| **FRANKLIN SMALL CAP VALUE SECURITIES FUND** | | | | | | | | | | |
| Value at beginning of period | $12.28 | $15.09 | $16.31 | $18.95 | $18.38 | $12.23 | $15.70 | $20.00 | $19.12 | $22.49 |
| Value at end of period | $15.09 | $16.31 | $18.95 | $18.38 | $12.23 | $15.70 | $20.00 | $19.12 | $22.49 | $30.44 |
| Number of accumulation units outstanding at end of period | 11,968 | 17,772 | 27,856 | 34,672 | 42,902 | 51,227 | 47,308 | 49,952 | 42,711 | 212 |
| **ING BALANCED PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $10.74 | $11.64 | $12.05 | $13.17 | $13.82 | $9.87 | $11.69 | $13.25 | $12.99 | $14.67 |
| Value at end of period | $11.64 | $12.05 | $13.17 | $13.82 | $9.87 | $11.69 | $13.25 | $12.99 | $14.67 | $17.01 |
| Number of accumulation units outstanding at end of period | 776 | 2,334 | 3,240 | 4,060 | 0 | 5 | 5 | 0 | 0 | 0 |
| **ING BARON GROWTH PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $11.65 | $14.84 | $15.87 | $18.22 | $19.24 | $11.23 | $15.08 | $18.95 | $19.25 | $22.91 |
| Value at end of period | $14.84 | $15.87 | $18.22 | $19.24 | $11.23 | $15.08 | $18.95 | $19.25 | $22.91 | $31.68 |
| Number of accumulation units outstanding at end of period | 3,430 | 6,333 | 10,483 | 14,632 | 19,813 | 25,035 | 26,229 | 25,482 | 29,291 | 144 |
| **ING BLACKROCK LARGE CAP GROWTH PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2007) | | | | | | | | | | |
| Value at beginning of period | | | | $10.67 | $10.45 | $6.34 | $8.23 | $9.29 | $9.11 | $10.38 |
| Value at end of period | | | | $10.45 | $6.34 | $8.23 | $9.29 | $9.11 | $10.38 | $13.76 |
| Number of accumulation units outstanding at end of period | | | | 2,583 | 0 | 0 | 0 | 26 | 62 | 0 |
| **ING CLARION REAL ESTATE PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during March 2010) | | | | | | | | | | |
| Value at beginning of period | | | | | | | $8.35 | $10.58 | $11.51 | $13.22 |
| Value at end of period | | | | | | | $10.58 | $11.51 | $13.22 | $13.40 |
| Number of accumulation units outstanding at end of period | | | | | | | 17,167 | 22,569 | 38,060 | 59 |
| **ING GLOBAL BOND PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2005) | | | | | | | | | | |
| Value at beginning of period | | $9.90 | $10.06 | $10.84 | $11.71 | $9.83 | $11.88 | $13.67 | $14.08 | $15.10 |
| Value at end of period | | $10.06 | $10.84 | $11.71 | $9.83 | $11.88 | $13.67 | $14.08 | $15.10 | $14.40 |
| Number of accumulation units outstanding at end of period | | 5,153 | 16,375 | 32,830 | 50,046 | 49,818 | 43,178 | 53,122 | 51,284 | 217 |

CFI 436

**Condensed Financial Information (continued)**

| | 2004 | 2005 | 2006 | 2007 | 2008 | 2009 | 2010 | 2011 | 2012 | 2013 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING INDEX PLUS LARGECAP PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $9.74 | $10.67 | $11.17 | $12.71 | $13.27 | $8.28 | $10.13 | $11.47 | $11.39 | $12.95 |
| Value at end of period | $10.67 | $11.17 | $12.71 | $13.27 | $8.28 | $10.13 | $11.47 | $11.39 | $12.95 | $17.10 |
| Number of accumulation units outstanding at end of period | 5,766 | 5,166 | 7,331 | 4,516 | 5,587 | 7,701 | 8,036 | 9,587 | 0 | 0 |
| **ING INDEX PLUS MIDCAP PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $11.76 | $13.62 | $15.04 | $16.35 | $17.14 | $10.63 | $13.91 | $16.85 | $16.55 | $19.35 |
| Value at end of period | $13.62 | $15.04 | $16.35 | $17.14 | $10.63 | $13.91 | $16.85 | $16.55 | $19.35 | $25.87 |
| Number of accumulation units outstanding at end of period | 2,316 | 5,096 | 6,136 | 7,405 | 8,978 | 10,975 | 10,464 | 13,601 | 0 | 0 |
| **ING INDEX PLUS SMALLCAP PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $12.09 | $14.62 | $15.64 | $17.68 | $16.47 | $10.87 | $13.48 | $16.46 | $16.23 | $18.12 |
| Value at end of period | $14.62 | $15.64 | $17.68 | $16.47 | $10.87 | $13.48 | $16.46 | $16.23 | $18.12 | $25.69 |
| Number of accumulation units outstanding at end of period | 2,854 | 4,700 | 5,326 | 5,179 | 8,918 | 11,114 | 11,416 | 13,064 | 0 | 0 |
| **ING INTERMEDIATE BOND PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $11.70 | $12.16 | $12.46 | $12.88 | $13.57 | $12.34 | $13.68 | $14.92 | $15.95 | $17.33 |
| Value at end of period | $12.16 | $12.46 | $12.88 | $13.57 | $12.34 | $13.68 | $14.92 | $15.95 | $17.33 | $17.20 |
| Number of accumulation units outstanding at end of period | 957 | 9,451 | 24,875 | 25,109 | 26,899 | 24,684 | 18,383 | 20,546 | 19,660 | 25 |
| **ING INTERNATIONAL VALUE PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $10.33 | $12.05 | $13.10 | $16.85 | $18.99 | $10.80 | $13.64 | $13.89 | $11.74 | $13.90 |
| Value at end of period | $12.05 | $13.10 | $16.85 | $18.99 | $10.80 | $13.64 | $13.89 | $11.74 | $13.90 | $16.75 |
| Number of accumulation units outstanding at end of period | 11,146 | 16,355 | 20,602 | 24,300 | 46,818 | 47,867 | 35,172 | 38,063 | 0 | 0 |
| **ING INVESCO COMSTOCK PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $10.82 | $12.58 | $12.97 | $14.97 | $14.55 | $9.18 | $11.73 | $13.41 | $13.05 | $15.40 |
| Value at end of period | $12.58 | $12.97 | $14.97 | $14.55 | $9.18 | $11.73 | $13.41 | $13.05 | $15.40 | $20.70 |
| Number of accumulation units outstanding at end of period | 4,360 | 10,377 | 9,784 | 11,193 | 12,509 | 18,348 | 18,999 | 19,675 | 14,935 | 114 |
| **ING INVESCO EQUITY AND INCOME PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2005) | | | | | | | | | | |
| Value at beginning of period | | $9.82 | $10.74 | $12.03 | $12.37 | $9.42 | $11.48 | $12.81 | $12.59 | $14.11 |
| Value at end of period | | $10.74 | $12.03 | $12.37 | $9.42 | $11.48 | $12.81 | $12.59 | $14.11 | $17.52 |
| Number of accumulation units outstanding at end of period | | 8,594 | 12,528 | 13,182 | 20,796 | 25,214 | 35,179 | 38,499 | 30,563 | 188 |
| **ING LARGE CAP VALUE PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during July 2008) | | | | | | | | | | |
| Value at beginning of period | | | | | $8.36 | $6.39 | $7.15 | $8.48 | $8.72 | $9.94 |
| Value at end of period | | | | | $6.39 | $7.15 | $8.48 | $8.72 | $9.94 | $12.93 |
| Number of accumulation units outstanding at end of period | | | | | 156,727 | 165,403 | 140,635 | 159,892 | 145,316 | 400 |
| **ING MONEY MARKET PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $10.35 | $10.36 | $10.61 | $11.05 | $11.55 | $11.78 | $11.74 | $11.69 | $11.62 | $11.58 |
| Value at end of period | $10.36 | $10.61 | $11.05 | $11.55 | $11.78 | $11.74 | $11.69 | $11.62 | $11.58 | $11.58 |
| Number of accumulation units outstanding at end of period | 1,244 | 6,017 | 15,836 | 37,109 | 68,430 | 94,439 | 116,976 | 133,047 | 163,060 | 565 |
| **ING OPPENHEIMER GLOBAL PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2005) | | | | | | | | | | |
| Value at beginning of period | | $10.02 | $11.71 | $13.73 | $14.54 | $8.62 | $11.95 | $13.78 | $12.58 | $15.21 |
| Value at end of period | | $11.71 | $13.73 | $14.54 | $8.62 | $11.95 | $13.78 | $12.58 | $15.21 | $19.21 |
| Number of accumulation units outstanding at end of period | | 26,655 | 43,001 | 54,046 | 46,865 | 50,515 | 53,085 | 60,213 | 62,017 | 102 |
| **ING PIMCO TOTAL RETURN PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during 2008) | | | | | | | | | | |
| Value at beginning of period | | | | | $13.35 | $13.24 | $14.81 | $15.83 | $16.24 | $17.42 |
| Value at end of period | | | | | $13.24 | $14.81 | $15.83 | $16.24 | $17.42 | $17.02 |
| Number of accumulation units outstanding at end of period | | | | | 26,533 | 32,023 | 37,354 | 42,492 | 50,442 | 68 |
| **ING RUSSELL™ LARGE CAP INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during July 2012) | | | | | | | | | | |
| Value at beginning of period | | | | | | | | | $10.09 | $10.66 |
| Value at end of period | | | | | | | | | $10.66 | $13.99 |
| Number of accumulation units outstanding at end of period | | | | | | | | | 15,086 | 166 |

**Condensed Financial Information (continued)**

| | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING RUSSELL™ MID CAP INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during July 2012) | | | | | | | | | | |
| Value at beginning of period | $11.66 | $10.60 | | | | | | | | |
| Value at end of period | $15.54 | $11.66 | | | | | | | | |
| Number of accumulation units outstanding at end of period | 137 | 41,469 | | | | | | | | |
| **ING RUSSELL™ SMALL CAP INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during July 2012) | | | | | | | | | | |
| Value at beginning of period | $12.13 | $11.07 | | | | | | | | |
| Value at end of period | $16.72 | $12.13 | | | | | | | | |
| Number of accumulation units outstanding at end of period | 240 | 43,670 | | | | | | | | |
| **ING SMALL COMPANY PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $19.64 | $17.26 | $17.81 | $14.42 | $11.37 | $16.61 | $15.78 | $13.60 | $12.41 | $10.96 |
| Value at end of period | $26.87 | $19.64 | $17.26 | $17.81 | $14.42 | $11.37 | $16.61 | $15.78 | $13.60 | $12.41 |
| Number of accumulation units outstanding at end of period | 0 | 34 | 14 | 0 | 0 | 0 | 2,480 | 2,009 | 1,277 | 368 |
| **ING STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $14.85 | $13.31 | $13.16 | $11.93 | $10.19 | $13.41 | $12.76 | $11.85 | $11.49 | $10.74 |
| Value at end of period | $16.54 | $14.85 | $13.31 | $13.16 | $11.93 | $10.19 | $13.41 | $12.76 | $11.85 | $11.49 |
| Number of accumulation units outstanding at end of period | 0 | 0 | 8,786 | 7,205 | 6,032 | 4,533 | 3,001 | 2,574 | 1,681 | 1,007 |
| **ING STRATEGIC ALLOCATION GROWTH PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $13.96 | $12.22 | $12.67 | $11.28 | $9.06 | $14.27 | $13.67 | $12.16 | $11.52 | $10.38 |
| Value at end of period | $16.98 | $13.96 | $12.22 | $12.67 | $11.28 | $9.06 | $14.27 | $13.67 | $12.16 | $11.52 |
| Number of accumulation units outstanding at end of period | 0 | 0 | 6,658 | 5,424 | 2,422 | 1,561 | 1,139 | 516 | 3,070 | 1,377 |
| **ING STRATEGIC ALLOCATION MODERATE PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $14.38 | $12.75 | $12.90 | $11.59 | $9.58 | $13.87 | $13.23 | $11.98 | $11.51 | $10.67 |
| Value at end of period | $16.66 | $14.38 | $12.75 | $12.90 | $11.59 | $9.58 | $13.87 | $13.23 | $11.98 | $11.51 |
| Number of accumulation units outstanding at end of period | 0 | 0 | 3,411 | 2,283 | 1,180 | 292 | 396 | 529 | 384 | 187 |
| **ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during July 2012) | | | | | | | | | | |
| Value at beginning of period | $16.29 | $15.23 | | | | | | | | |
| Value at end of period | $19.77 | $16.29 | | | | | | | | |
| Number of accumulation units outstanding at end of period | 50 | 42,878 | | | | | | | | |
| **ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $16.12 | $13.65 | $13.89 | $11.96 | $8.42 | $14.67 | $13.43 | $11.93 | $11.31 | $10.37 |
| Value at end of period | $22.31 | $16.12 | $13.65 | $13.89 | $11.96 | $8.42 | $14.67 | $13.43 | $11.93 | $11.31 |
| Number of accumulation units outstanding at end of period | 133 | 44,737 | 25,717 | 15,653 | 11,083 | 9,513 | 7,777 | 6,339 | 14,012 | 14,100 |
| **ING TEMPLETON FOREIGN EQUITY PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2008) | | | | | | | | | | |
| Value at beginning of period | $9.26 | $7.84 | $8.96 | $8.29 | $6.31 | $10.20 | | | | |
| Value at end of period | $11.06 | $9.26 | $7.84 | $8.96 | $8.29 | $6.31 | | | | |
| Number of accumulation units outstanding at end of period | 350 | 60,377 | 352 | 286 | 218 | 46 | | | | |
| **INVESCO V.I. CORE EQUITY FUND** | | | | | | | | | | |
| Value at beginning of period | $15.71 | $13.89 | $13.99 | $12.85 | $10.08 | $14.53 | $13.52 | $11.66 | $11.15 | $10.55 |
| Value at end of period | $20.18 | $15.71 | $13.89 | $13.99 | $12.85 | $10.08 | $14.53 | $13.52 | $11.66 | $11.15 |
| Number of accumulation units outstanding at end of period | 0 | 5,860 | 3,286 | 7,328 | 952 | 659 | 483 | 386 | 285 | 206 |
| **LORD ABBETT SERIES FUND - MID CAP STOCK PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $17.63 | $15.49 | $16.24 | $13.04 | $10.36 | $17.20 | $17.21 | $15.44 | $14.36 | $11.65 |
| Value at end of period | $22.83 | $17.63 | $15.49 | $16.24 | $13.04 | $10.36 | $17.20 | $17.21 | $15.44 | $14.36 |
| Number of accumulation units outstanding at end of period | 0 | 0 | 31,932 | 32,980 | 32,612 | 27,616 | 23,885 | 22,848 | 17,040 | 12,913 |
| **NEW PERSPECTIVE FUND®** | | | | | | | | | | |
| (Funds were first received in this option during November 2008) | | | | | | | | | | |
| Value at beginning of period | $18.40 | $15.34 | $16.71 | $14.92 | $10.93 | $11.15 | | | | |
| Value at end of period | $23.18 | $18.40 | $15.34 | $16.71 | $14.92 | $10.93 | | | | |
| Number of accumulation units outstanding at end of period | 101 | 31,999 | 22,285 | 19,309 | 3,794 | 35 | | | | |

**Condensed Financial Information (continued)**

| | 2013 | 2012 | 2011 | 2010 | 2009 | 2008 | 2007 | 2006 | 2005 | 2004 |
|---|---|---|---|---|---|---|---|---|---|---|
| **PIMCO VIT REAL RETURN PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during October 2008) | | | | | | | | | | |
| Value at beginning of period | $16.55 | $15.32 | $13.81 | $12.86 | $10.93 | $10.74 | | | | |
| Value at end of period | $14.93 | $16.55 | $15.32 | $13.81 | $12.86 | $10.93 | | | | |
| Number of accumulation units outstanding at end of period | 123 | 51,742 | 32,027 | 21,453 | 8,383 | 1,763 | | | | |
| **THE GROWTH FUND OF AMERICA®** | | | | | | | | | | |
| (Funds were first received in this option during July 2008) | | | | | | | | | | |
| Value at beginning of period | $15.70 | $13.11 | $13.87 | $12.43 | $9.30 | $13.92 | | | | |
| Value at end of period | $20.87 | $15.70 | $13.11 | $13.87 | $12.43 | $9.30 | | | | |
| Number of accumulation units outstanding at end of period | 195 | 20,240 | 17,793 | 16,146 | 12,470 | 6,653 | | | | |
| **WANGER SELECT** | | | | | | | | | | |
| (Funds were first received in this option during March 2009) | | | | | | | | | | |
| Value at beginning of period | $16.94 | $14.40 | $17.60 | $14.00 | $8.18 | | | | | |
| Value at end of period | $22.65 | $16.94 | $14.40 | $17.60 | $14.00 | | | | | |
| Number of accumulation units outstanding at end of period | 73 | 9,795 | 17,209 | 14,372 | 3,456 | | | | | |

*FOR MASTER APPLICATIONS ONLY*

*I hereby acknowledge receipt of a Variable Annuity Account C prospectus dated May 1, 2014.*

*____ Please send a Variable Annuity Account C Statement of Additional Information (Form No. SAI.01107-14) dated May 1, 2014.*

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**CONTRACT HOLDER'S SIGNATURE**

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**DATE**

PRO.01107-14


# VARIABLE ANNUITY ACCOUNT C
## OF
# ING LIFE INSURANCE AND ANNUITY COMPANY


## Multiple Sponsored Retirement Options

## Statement of Additional Information dated May 1, 2014

This Statement of Additional Information is not a prospectus and should be read in conjunction with the current prospectus dated May 1, 2014. The contracts offered in connection with the prospectus are group or individual deferred variable annuity contracts funded through Variable Annuity Account C (the "separate account").

A free prospectus is available upon request from the local ING Life Insurance and Annuity Company office or by writing to or calling:

Customer Service
Defined Contribution Administration
P.O. Box 990063
Hartford, Connecticut 06199-0063
1-800-262-3862

Read the prospectus before you invest. Unless otherwise indicated, terms used in this Statement of Additional Information shall have the same meaning as in the prospectus.

## TABLE OF CONTENTS

# GENERAL INFORMATION AND HISTORY

ING Life Insurance and Annuity Company (the "Company," "we," "us," "our") issues the contracts described in this prospectus and is responsible for providing each contract's insurance and annuity benefits. All guarantees and benefits provided under the contracts that are not related to the separate account are subject to the claims paying ability of the Company and our general account. We are a stock life insurance company organized under the insurance laws of the State of Connecticut in 1976. Through a merger, our operations include the business of Aetna Variable Annuity Life Insurance Company (formerly known as Participating Annuity Life Insurance Company, an Arkansas life insurance company organized in 1954). Prior to January 1, 2002, the Company was known as Aetna Life Insurance and Annuity Company.

We are an indirect, wholly owned subsidiary of Voya Financial, Inc. ("Voya™"), which until April 7, 2014, was known as ING U.S., Inc. In May 2013 the common stock of Voya began trading on the New York Stock Exchange under the symbol "VOYA" and Voya completed its initial public offering of common stock.

Voya is an affiliate of ING Groep N.V. ("ING"), a global financial institution active in the fields of insurance, banking and asset management. In 2009 ING announced the anticipated separation of its global banking and insurance businesses, including the divestiture of Voya, which together with its subsidiaries, including the Company, constitutes ING's U.S.-based retirement, investment management and insurance operations. As of March 25, 2014, ING's ownership of Voya was approximately 43%. Under an agreement with the European Commission, ING is required to divest itself of 100% of Voya by the end of 2016.

The Company serves as the depositor for the separate account.

Other than the mortality and expense risk charge and the administrative expense charge described in the prospectus, all expenses incurred in the operations of the separate account are borne by the Company. However, the Company does receive compensation for certain administrative costs or distribution costs from the funds or affiliates of the funds used as funding options under the contract. (See "FEES" in the prospectus.)

The assets of the separate account are held by the Company. The separate account has no custodian. However, the funds in whose shares the assets of the separate account are invested each have custodians, as discussed in their respective prospectuses.

From this point forward, the term "contract(s)" refers only to those offered through the prospectus.

# VARIABLE ANNUITY ACCOUNT C

Variable Annuity Account C is a separate account established by the Company for the purpose of funding variable annuity contracts issued by the Company. The separate account is registered with the Securities and Exchange Commission ("SEC") as a unit investment trust under the Investment Company Act of 1940, as amended. Purchase payments to accounts under the contract may be allocated to one or more of the subaccounts. Each subaccount invests in the shares of only one of the funds offered under the contract. We may make additions to, deletions from or substitutions of available investment options as permitted by law and subject to the conditions of the contract. The availability of the funds is subject to applicable regulatory authorization. Not all funds are available in all jurisdictions, under all contracts, or under all plans.

A complete description of each of the funds, including their investment objectives, policies, risks and fees and expenses, is contained in the prospectuses and statements of additional information for each of the funds.

## OFFERING AND PURCHASE OF CONTRACTS

The Company is the depositor and the Company's subsidiary, ING Financial Advisers, LLC serves as the principal underwriter for the contracts. ING Financial Advisers, LLC, a Delaware limited liability company, is registered as a broker-dealer with the SEC. ING Financial Advisers, LLC is also a member of the Financial Industry Regulatory Authority and the Securities Investor Protection Corporation. ING Financial Advisers, LLC's principal office is located at One Orange Way, Windsor, Connecticut 06095-4774. The contracts are distributed through life insurance agents licensed to sell variable annuities who are registered representatives of ING Financial Advisers, LLC or of other registered broker-dealers who have entered into sales arrangements with ING Financial Advisers, LLC. The offering of the contracts is continuous. A description of the manner in which contracts are purchased may be found in the prospectus under the sections entitled "CONTRACT PURCHASE AND PARTICIPATION," "CONTRACT OWNERSHIP AND RIGHTS" and "YOUR ACCOUNT VALUE."

Compensation paid to the principal underwriter, ING Financial Advisers, LLC, for the years ending December 31, 2013, 2012 and 2011 amounted to $54,391,135.63, $54,904,926.87 and $56,593,822.08, respectively. These amounts reflect compensation paid to ING Financial Advisers, LLC attributable to regulatory and operating expenses associated with the distribution of all registered variable annuity products issued by Variable Annuity Account C of the Company.

## INCOME PHASE PAYMENTS

When you begin receiving payments under the contract during the income phase (see "Income Phase" in the prospectus), the value of your account is determined using accumulation unit values as of the $10^{th}$ valuation before the first income phase payment is due. Such value (less any applicable premium tax charge) is applied to provide income phase payments to you in accordance with the payment option and investment options elected.

The annuity option tables found in the contract show, for each option, the amount of the first income phase payment for each $1,000 of value applied. When you select variable income payments, your account value purchases Annuity Units ("Annuity Units") of the separate account subaccounts corresponding to the funds you select. The number of Annuity Units purchased is based on your account value and the value of each Annuity Unit on the day the Annuity Units are purchased. Thereafter, variable payments fluctuate as the Annuity Unit value(s) fluctuates with the investment experience of the selected investment option(s). The first income phase payment and subsequent income phase payments also vary depending on the assumed net investment rate selected (3.5% or 5% per annum). Selection of a 5% rate causes a higher first income phase payment, but income phase payments will increase thereafter only to the extent that the net investment rate increases by more than 5% on an annual basis.

Income phase payments would decline if the rate failed to increase by 5%. Use of the 3.5% assumed rate causes a lower first income phase payment, but subsequent income phase payments would increase more rapidly or decline more slowly as changes occur in the net investment rate.

When the income phase begins, the annuitant is credited with a fixed number of Annuity Units (which does not change thereafter) in each of the designated investment options. This number is calculated by dividing (a) by (b), where (a) is the amount of the first income phase payment based upon a particular investment option, and (b) is the then current Annuity Unit value for that investment option. As noted, Annuity Unit values fluctuate from one valuation to the next (see "YOUR ACCOUNT VALUE" in the prospectus); such fluctuations reflect changes in the net investment factor for the appropriate subaccount(s) (with a 10 day valuation lag which gives the Company time to process payments) and a mathematical adjustment which offsets the assumed net investment rate of 3.5% or 5% per annum.

The operation of all these factors can be illustrated by the following hypothetical example. These procedures will be performed separately for the investment options selected during the income phase.

3

## EXAMPLE:

Assume that, at the date income phase payments are to begin, there are 3,000 accumulation units credited under a particular contract or account and that the value of an accumulation unit for the $10^{th}$ valuation prior to retirement was $13.650000. This produces a total value of $40,950.

Assume also that no premium tax charge is payable and that the annuity option table in the contract provides, for the income phase payment option elected, a first monthly variable income phase payment of $6.68 per $1000 of value applied; the annuitant's first monthly income phase payment would thus be 40.950 multiplied by $6.68, or $273.55.

Assume then that the value of an Annuity Unit upon the valuation on which the first income phase payment was due was $13.400000. When this value is divided into the first monthly income phase payment, the number of Annuity Units is determined to be 20.414. The value of this number of Annuity Units will be paid in each subsequent month.

Suppose there were 30 days between the initial and second payment valuation dates. If the net investment factor with respect to the appropriate subaccount is 1.0032737 as of the $10^{th}$ valuation preceding the due date of the second monthly income phase payment, multiplying this factor by .9971779* = $.9999058^{30}$ (to take into account 30 days of the assumed net investment rate of 3.5% per annum built into the number of Annuity Units determined above) produces a result of 1.000442. This is then multiplied by the Annuity Unit value for the prior valuation ($13.400000 from above) to produce an Annuity Unit value of $13.405928 for the valuation occurring when the second income phase payment is due.

The second monthly income phase payment is then determined by multiplying the number of Annuity Units by the current Annuity Unit value, or 20.414 times $13.405928, which produces a payment of $273.67.

*If an assumed net investment rate of 5% is elected, the appropriate factor to take into account such assumed rate would be .9959968 = $.9998663^{30}$.

## SALES MATERIAL AND ADVERTISING

We may include hypothetical illustrations in our sales literature that explain the mathematical principles of dollar cost averaging, compounded interest, tax deferred accumulation, and the mechanics of variable annuity contracts. We may also discuss the difference between variable annuity contracts and other types of savings or investment products such as personal savings accounts and certificates of deposit.

We may distribute sales literature that compares the percentage change in accumulation unit values for any of the subaccounts to established market indices such as the Standard & Poor's 500 Stock Index and the Dow Jones Industrial Average or to the percentage change in values of other management investment companies that have investment objectives similar to the subaccount being compared.

We may publish in advertisements and reports, the ratings and other information assigned to us by one or more independent rating organizations such as A.M. Best Company, Duff & Phelps, Standard & Poor's Corporation and Moody's Investors Service, Inc. The purpose of the ratings is to reflect our financial strength and/or claims-paying ability. We may also quote ranking services such as Morningstar's Variable Annuity/Life Performance Report and Lipper's Variable Insurance Products Performance Analysis Service (VIPPAS), which rank variable annuity or life subaccounts or their underlying funds by performance and/or investment objective. We may categorize the underlying funds in terms of the asset classes they represent and use such categories in marketing materials for the contracts. We may illustrate in advertisements the performance of the underlying funds, if accompanied by performance which also shows the performance of such funds reduced by applicable charges under the separate account. We may also show in advertisements the portfolio holdings of the underlying funds, updated at various intervals. From time to time, we will quote articles from newspapers and magazines or other publications or reports such as The Wall Street Journal, Money magazine, USA Today and The VARDS Report.

We may provide in advertising, sales literature, periodic publications or other materials information on various topics of interest to current and prospective contract holders or participants. These topics may include the relationship between sectors of the economy and the economy as a whole and its effect on various securities markets, investment strategies and techniques (such as value investing, market timing, dollar cost averaging, asset allocation, constant ratio transfer and account rebalancing), the advantages and disadvantages of investing in tax-deferred and taxable investments, customer profiles and hypothetical purchase and investment scenarios, financial management and tax and retirement planning, and investment alternatives to certificates of deposit and other financial instruments, including comparison between the contracts and the characteristics of and market for such financial instruments.

## EXPERTS

The statements of assets and liabilities of Variable Annuity Account C as of December 31, 2013, and the related statements of operations and changes in net assets for the periods disclosed in the financial statements, and the consolidated financial statements of the Company as of December 31, 2013 and 2012, and for each of the three years in the period ended December 31, 2013, included in the Statement of Additional Information, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

The primary business address of Ernst & Young LLP is Suite 1000, 55 Ivan Allen Jr. Boulevard, Atlanta, GA 30308.

**FINANCIAL STATEMENTS**
**Variable Annuity Account C of**
**ING Life Insurance and Annuity Company**
*Year Ended December 31, 2013*
*with Report of Independent Registered Public Accounting Firm*

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**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Financial Statements**
**Year Ended December 31, 2013**

# Contents

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# Report of Independent Registered Public Accounting Firm

The Board of Directors and Participants
ING Life Insurance and Annuity Company

We have audited the accompanying financial statements of Variable Annuity Account C of ING Life Insurance and Annuity Company (the "Account"), which comprise the statements of assets and liabilities of each of the investment divisions disclosed in Note 1 as of December 31, 2013, and the related statements of operations for the year or period then ended, and the statements of changes in net assets for the years or periods ended December 31, 2013 and 2012. These financial statements are the responsibility of the Account's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Account's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Account's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of December 31, 2013, by correspondence with the transfer agents or fund companies. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of each of the investment divisions disclosed in Note 1 constituting Variable Annuity Account C of ING Life Insurance and Annuity Company at December 31, 2013, the results of their operations for the year or period then ended, and the changes in their net assets for the years or periods ended December 31, 2013 and 2012, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Atlanta, Georgia
April 9, 2014

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Assets and Liabilities**
**December 31, 2013**
*(Dollars in thousands)*

| | Invesco Mid Cap Core Equity Fund - Class A | Invesco Small Cap Growth Fund - Class A | Invesco International Growth Fund - Class R5 | Invesco Endeavor Fund - Class A | Invesco Global Health Care Fund - Investor Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 4,574 | $ 38 | $ 217 | $ 63 | $ 356 |
| Total assets | 4,574 | 38 | 217 | 63 | 356 |
| Net assets | $ 4,574 | $ 38 | $ 217 | $ 63 | $ 356 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 4,574 | $ 38 | $ 217 | $ 63 | $ 356 |
| Contracts in payout (annuitization) | - | - | - | - | - |
| Total net assets | $ 4,574 | $ 38 | $ 217 | $ 63 | $ 356 |
| | | | | | |
| Total number of mutual fund shares | 181,490 | 968 | 6,313 | 2,981 | 8,945 |
| | | | | | |
| Cost of mutual fund shares | $ 4,155 | $ 31 | $ 199 | $ 58 | $ 294 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Assets and Liabilities
### December 31, 2013
*(Dollars in thousands)*

| | Invesco Small Cap Value Fund - Class A | Invesco V.I. American Franchise Fund - Series I Shares | Invesco V.I. Core Equity Fund - Series I Shares | Alger Capital Appreciation Fund - Class A | Alger Green Fund - Class A |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 318 | $ 26,065 | $ 40,151 | $ 723 | $ 4,212 |
| Total assets | 318 | 26,065 | 40,151 | 723 | 4,212 |
| Net assets | $ 318 | $ 26,065 | $ 40,151 | $ 723 | $ 4,212 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 318 | $ 25,802 | $ 39,648 | $ 723 | $ 4,212 |
| Contracts in payout (annuitization) | - | 263 | 503 | - | - |
| Total net assets | $ 318 | $ 26,065 | $ 40,151 | $ 723 | $ 4,212 |
| | | | | | |
| Total number of mutual fund shares | 14,699 | 514,822 | 1,044,770 | 34,466 | 472,700 |
| | | | | | |
| Cost of mutual fund shares | $ 268 | $ 19,426 | $ 26,840 | $ 586 | $ 3,493 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Assets and Liabilities**
**December 31, 2013**
*(Dollars in thousands)*

| | AllianceBernstein Growth and Income Fund, Inc. - Class A | AllianceBernstein Growth and Income Portfolio - Class A | AllianzGI NFJ Dividend Value Fund - Class A | AllianzGI NFJ Large-Cap Value Fund - Institutional Class | AllianzGI NFJ Small-Cap Value Fund - Class A |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 183 | $ 674 | $ 246 | $ 25 | $ 584 |
| Total assets | 183 | 674 | 246 | 25 | 584 |
| Net assets | $ 183 | $ 674 | $ 246 | $ 25 | $ 584 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 183 | $ 674 | $ 246 | $ 25 | $ 584 |
| Contracts in payout (annuitization) | - | - | - | - | - |
| Total net assets | $ 183 | $ 674 | $ 246 | $ 25 | $ 584 |
| | | | | | |
| Total number of mutual fund shares | 34,231 | 24,245 | 15,501 | 1,239 | 17,621 |
| | | | | | |
| Cost of mutual fund shares | $ 122 | $ 466 | $ 171 | $ 19 | $ 509 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Assets and Liabilities**
**December 31, 2013**
*(Dollars in thousands)*

| | Amana Growth Fund | Amana Income Fund | American Balanced Fund® - Class R-3 | American Century Inflation-Adjusted Bond Fund - Investor Class | American Century Income & Growth Fund - A Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 39,761 | $ 72,426 | $ 7,353 | $ 32,860 | $ 9,649 |
| Total assets | 39,761 | 72,426 | 7,353 | 32,860 | 9,649 |
| Net assets | $ 39,761 | $ 72,426 | $ 7,353 | $ 32,860 | $ 9,649 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 39,761 | $ 72,426 | $ 7,353 | $ 32,860 | $ 9,649 |
| Contracts in payout (annuitization) | - | - | - | - | - |
| Total net assets | $ 39,761 | $ 72,426 | $ 7,353 | $ 32,860 | $ 9,649 |
| | | | | | |
| Total number of mutual fund shares | 1,242,546 | 1,654,698 | 302,332 | 2,849,963 | 266,474 |
| | | | | | |
| Cost of mutual fund shares | $ 31,624 | $ 53,930 | $ 5,139 | $ 37,120 | $ 6,957 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Assets and Liabilities
### December 31, 2013
*(Dollars in thousands)*

| | Fundamental Investors - Class R-3 | Fundamental Investors - Class R-4 | American Funds American Mutual Fund® - Class R-4 | Ariel Appreciation Fund - Investor Class | Ariel Fund - Investor Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 1,936 | $ 51,196 | $ 888 | $ 740 | $ 10,567 |
| Total assets | 1,936 | 51,196 | 888 | 740 | 10,567 |
| Net assets | $ 1,936 | $ 51,196 | $ 888 | $ 740 | $ 10,567 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 1,936 | $ 51,196 | $ 888 | $ 740 | $ 10,567 |
| Contracts in payout (annuitization) | - | - | - | - | - |
| Total net assets | $ 1,936 | $ 51,196 | $ 888 | $ 740 | $ 10,567 |
| | | | | | |
| Total number of mutual fund shares | 37,327 | 986,816 | 25,581 | 13,283 | 143,422 |
| | | | | | |
| Cost of mutual fund shares | $ 1,465 | $ 35,003 | $ 836 | $ 569 | $ 8,629 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Assets and Liabilities
### December 31, 2013
*(Dollars in thousands)*

|  | Artisan International Fund - Investor Shares | Aston/Fairpointe Mid Cap Fund - Class N | BlackRock Equity Dividend Fund - Investor A Shares | BlackRock Mid Cap Value Opportunities Fund - Investor A Shares | Bond Fund of America - Class R-4 |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 10,284 | $ 33,435 | $ 1,434 | $ 16,116 | $ 9,244 |
| Total assets | 10,284 | 33,435 | 1,434 | 16,116 | 9,244 |
| Net assets | $ 10,284 | $ 33,435 | $ 1,434 | $ 16,116 | $ 9,244 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 10,284 | $ 33,435 | $ 1,434 | $ 16,116 | $ 9,244 |
| Contracts in payout (annuitization) | - | - | - | - | - |
| Total net assets | $ 10,284 | $ 33,435 | $ 1,434 | $ 16,116 | $ 9,244 |
| | | | | | |
| Total number of mutual fund shares | 337,390 | 760,399 | 59,064 | 693,154 | 745,522 |
| | | | | | |
| Cost of mutual fund shares | $ 8,543 | $ 30,042 | $ 1,147 | $ 13,499 | $ 9,350 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Assets and Liabilities
### December 31, 2013
*(Dollars in thousands)*

| | Calvert VP SRI Balanced Portfolio | | Capital World Growth & Income Fund<sup>SM</sup>, Inc. - Class R-3 | | Cohen & Steers Realty Shares | | Columbia<sup>SM</sup> Acorn Fund® - Class A | | Columbia<sup>SM</sup> Acorn Fund® - Class Z | |
|---|---|---|---|---|---|---|---|---|---|---|
| **Assets** | | | | | | | | | | |
| Investments in mutual funds | | | | | | | | | | |
| at fair value | $ | 52,700 | $ | 685 | $ | 2,434 | $ | 103 | $ | 54 |
| Total assets | | 52,700 | | 685 | | 2,434 | | 103 | | 54 |
| Net assets | $ | 52,700 | $ | 685 | $ | 2,434 | $ | 103 | $ | 54 |
| | | | | | | | | | | |
| **Net assets** | | | | | | | | | | |
| Accumulation units | $ | 52,468 | $ | 685 | $ | 2,434 | $ | 103 | $ | 54 |
| Contracts in payout (annuitization) | | 232 | | - | | - | | - | | - |
| Total net assets | $ | 52,700 | $ | 685 | $ | 2,434 | $ | 103 | $ | 54 |
| | | | | | | | | | | |
| Total number of mutual fund shares | | 25,858,470 | | 15,191 | | 38,746 | | 2,876 | | 1,449 |
| | | | | | | | | | | |
| Cost of mutual fund shares | $ | 47,580 | $ | 537 | $ | 2,629 | $ | 85 | $ | 45 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Assets and Liabilities**
**December 31, 2013**
*(Dollars in thousands)*

| | Columbia Mid Cap Value Fund - Class A | Columbia Mid Cap Value Fund - Class Z | CRM Mid Cap Value Fund - Investor Shares | Delaware Diversified Income Fund - Class A | Delaware Small Cap Value Fund - Class A |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 5,980 | $ 2 | $ 313 | $ 1,887 | $ 109 |
| Total assets | 5,980 | 2 | 313 | 1,887 | 109 |
| Net assets | $ 5,980 | $ 2 | $ 313 | $ 1,887 | $ 109 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 5,980 | $ 2 | $ 313 | $ 1,887 | $ 109 |
| Contracts in payout (annuitization) | - | - | - | - | - |
| Total net assets | $ 5,980 | $ 2 | $ 313 | $ 1,887 | $ 109 |
| | | | | | |
| Total number of mutual fund shares | 334,253 | 92 | 9,189 | 211,997 | 2,080 |
| | | | | | |
| Cost of mutual fund shares | $ 4,904 | $ 1 | $ 252 | $ 1,929 | $ 103 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Assets and Liabilities
### December 31, 2013
*(Dollars in thousands)*

| | Dodge & Cox International Stock Fund | Dodge & Cox Stock Fund | DWS Equity 500 Index Fund - Class S | Eaton Vance Large-Cap Value Fund - Class R | EuroPacific Growth Fund® - Class R-3 |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 380 | $ 128 | $ 676 | $ 131 | $ 8,662 |
| Total assets | 380 | 128 | 676 | 131 | 8,662 |
| Net assets | $ 380 | $ 128 | $ 676 | $ 131 | $ 8,662 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 380 | $ 128 | $ 676 | $ 131 | $ 8,662 |
| Contracts in payout (annuitization) | - | - | - | - | - |
| Total net assets | $ 380 | $ 128 | $ 676 | $ 131 | $ 8,662 |
| | | | | | |
| Total number of mutual fund shares | 8,838 | 756 | 3,266 | 5,485 | 179,972 |
| | | | | | |
| Cost of mutual fund shares | $ 298 | $ 112 | $ 462 | $ 109 | $ 6,712 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Assets and Liabilities
### December 31, 2013
*(Dollars in thousands)*

| | EuroPacific Growth Fund® - Class R-4 | | Fidelity® Advisor New Insights Fund - Institutional Class | | Fidelity® VIP Equity-Income Portfolio - Initial Class | | Fidelity® VIP Growth Portfolio - Initial Class | | Fidelity® VIP High Income Portfolio - Initial Class |
|---|---|---|---|---|---|---|---|---|---|
| **Assets** | | | | | | | | | |
| Investments in mutual funds | | | | | | | | | |
| at fair value | $ | 314,660 | $ | 729 | $ | 306,607 | $ | 275,001 | $ | 11,354 |
| Total assets | | 314,660 | | 729 | | 306,607 | | 275,001 | | 11,354 |
| Net assets | $ | 314,660 | $ | 729 | $ | 306,607 | $ | 275,001 | $ | 11,354 |
| | | | | | | | | | |
| **Net assets** | | | | | | | | | |
| Accumulation units | $ | 314,660 | $ | 729 | $ | 302,491 | $ | 274,149 | $ | 11,299 |
| Contracts in payout (annuitization) | | - | | - | | 4,116 | | 852 | | 55 |
| Total net assets | $ | 314,660 | $ | 729 | $ | 306,607 | $ | 275,001 | $ | 11,354 |
| | | | | | | | | | |
| Total number of mutual fund shares | | 6,530,923 | | 27,240 | | 13,164,769 | | 4,812,764 | | 1,957,590 |
| | | | | | | | | | |
| Cost of mutual fund shares | $ | 265,728 | $ | 639 | $ | 289,123 | $ | 150,039 | $ | 11,330 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2013**
*(Dollars in thousands)*

| | Fidelity® VIP Overseas Portfolio - Initial Class | Fidelity® VIP Contrafund® Portfolio - Initial Class | Fidelity® VIP Index 500 Portfolio - Initial Class | Fidelity® VIP Mid Cap Portfolio - Initial Class | Fidelity® VIP Asset Manager Portfolio - Initial Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 36,312 | $ 1,320,713 | $ 153,676 | $ 27,855 | $ 23,250 |
| Total assets | 36,312 | 1,320,713 | 153,676 | 27,855 | 23,250 |
| Net assets | $ 36,312 | $ 1,320,713 | $ 153,676 | $ 27,855 | $ 23,250 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 36,312 | $ 1,311,326 | $ 153,676 | $ 27,855 | $ 23,250 |
| Contracts in payout (annuitization) | - | 9,387 | - | - | - |
| Total net assets | $ 36,312 | $ 1,320,713 | $ 153,676 | $ 27,855 | $ 23,250 |
| | | | | | |
| Total number of mutual fund shares | 1,759,321 | 38,448,716 | 824,928 | 765,451 | 1,348,620 |
| | | | | | |
| Cost of mutual fund shares | $ 30,196 | $ 1,033,516 | $ 107,864 | $ 22,176 | $ 19,436 |

*The accompanying notes are an integral part of these financial statements.*

## VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Assets and Liabilities
### December 31, 2013
*(Dollars in thousands)*

| | Mutual Global Discovery Fund - Class R | Franklin Small-Mid Cap Growth Fund - Class A | Franklin Small Cap Value Securities Fund - Class 2 | Growth Fund of America - Class R-3 | Growth Fund of America - Class R-4 |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 2,610 | $ 759 | $ 144,001 | $ 15,914 | $ 363,914 |
| Total assets | 2,610 | 759 | 144,001 | 15,914 | 363,914 |
| Net assets | $ 2,610 | $ 759 | $ 144,001 | $ 15,914 | $ 363,914 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 2,610 | $ 759 | $ 142,337 | $ 15,914 | $ 363,914 |
| Contracts in payout (annuitization) | - | - | 1,664 | - | - |
| Total net assets | $ 2,610 | $ 759 | $ 144,001 | $ 15,914 | $ 363,914 |
| | | | | | |
| Total number of mutual fund shares | 79,371 | 18,501 | 5,982,577 | 375,429 | 8,518,594 |
| | | | | | |
| Cost of mutual fund shares | $ 2,267 | $ 644 | $ 87,631 | $ 10,635 | $ 256,066 |

*The accompanying notes are an integral part of these financial statements.*

13

## VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Assets and Liabilities
### December 31, 2013
*(Dollars in thousands)*

| | The Hartford Capital Appreciation Fund - Class R4 | The Hartford Dividend And Growth Fund - Class R4 | Income Fund of America - Class R-3 | ING Balanced Portfolio - Class I | ING Growth Opportunities Fund - Class A |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ - | $ 4 | $ 2,392 | $ 317,105 | $ 107 |
| Total assets | - | 4 | 2,392 | 317,105 | 107 |
| Net assets | $ - | $ 4 | $ 2,392 | $ 317,105 | $ 107 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ - | $ 4 | $ 2,392 | $ 298,596 | $ 107 |
| Contracts in payout (annuitization) | - | - | - | 18,509 | - |
| Total net assets | $ - | $ 4 | $ 2,392 | $ 317,105 | $ 107 |
| | | | | | |
| Total number of mutual fund shares | 1 | 147 | 116,219 | 22,634,200 | 3,394 |
| | | | | | |
| Cost of mutual fund shares | $ - | $ 4 | $ 1,958 | $ 272,334 | $ 91 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Assets and Liabilities
### December 31, 2013
*(Dollars in thousands)*

| | ING Large Cap Value Fund - Class A | ING MidCap Opportunities Fund - Class A | ING Real Estate Fund - Class A | ING GNMA Income Fund - Class A | ING Intermediate Bond Fund - Class A |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 6 | $ 1 | $ 1,908 | $ 3,821 | $ 2,006 |
| Total assets | 6 | 1 | 1,908 | 3,821 | 2,006 |
| Net assets | $ 6 | $ 1 | $ 1,908 | $ 3,821 | $ 2,006 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 6 | $ 1 | $ 1,908 | $ 3,821 | $ 2,006 |
| Contracts in payout (annuitization) | - | - | - | - | - |
| Total net assets | $ 6 | $ 1 | $ 1,908 | $ 3,821 | $ 2,006 |
| | | | | | |
| Total number of mutual fund shares | 481 | 52 | 118,228 | 446,407 | 205,539 |
| | | | | | |
| Cost of mutual fund shares | $ 6 | $ 1 | $ 1,629 | $ 4,011 | $ 2,040 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Assets and Liabilities
### December 31, 2013
*(Dollars in thousands)*

| | ING Intermediate Bond Portfolio - Class I | ING Intermediate Bond Portfolio - Class S | ING BlackRock Health Sciences Opportunities Portfolio - Service Class | ING BlackRock Inflation Protected Bond Portfolio - Adviser Class | ING BlackRock Large Cap Growth Portfolio - Institutional Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 348,194 | $ 993 | $ 33,208 | $ 65 | $ 101,984 |
| Total assets | 348,194 | 993 | 33,208 | 65 | 101,984 |
| Net assets | $ 348,194 | $ 993 | $ 33,208 | $ 65 | $ 101,984 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 334,980 | $ 993 | $ 33,208 | $ 65 | $ 101,461 |
| Contracts in payout (annuitization) | 13,214 | - | - | - | 523 |
| Total net assets | $ 348,194 | $ 993 | $ 33,208 | $ 65 | $ 101,984 |
| | | | | | |
| Total number of mutual fund shares | 27,855,544 | 79,865 | 1,861,429 | 7,133 | 7,072,381 |
| | | | | | |
| Cost of mutual fund shares | $ 348,475 | $ 1,015 | $ 25,472 | $ 76 | $ 77,015 |

*The accompanying notes are an integral part of these financial statements.*

## VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Assets and Liabilities
### December 31, 2013
*(Dollars in thousands)*

| | ING BlackRock Large Cap Growth Portfolio - Service Class | ING BlackRock Large Cap Growth Portfolio - Service 2 Class | ING Clarion Global Real Estate Portfolio - Adviser Class | ING Clarion Global Real Estate Portfolio - Institutional Class | ING Clarion Real Estate Portfolio - Adviser Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 288 | $ 329 | $ 6 | $ 82,599 | $ 38 |
| Total assets | 288 | 329 | 6 | 82,599 | 38 |
| Net assets | $ 288 | $ 329 | $ 6 | $ 82,599 | $ 38 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 288 | $ 329 | $ 6 | $ 82,599 | $ 38 |
| Contracts in payout (annuitization) | - | - | - | - | - |
| Total net assets | $ 288 | $ 329 | $ 6 | $ 82,599 | $ 38 |
| | | | | | |
| Total number of mutual fund shares | 20,079 | 23,253 | 574 | 7,536,385 | 1,442 |
| | | | | | |
| Cost of mutual fund shares | $ 210 | $ 215 | $ 6 | $ 73,113 | $ 35 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Assets and Liabilities
### December 31, 2013
*(Dollars in thousands)*

| | ING Clarion Real Estate Portfolio - Institutional Class | ING Clarion Real Estate Portfolio - Service Class | ING FMR[SM] Diversified Mid Cap Portfolio - Institutional Class | ING FMR[SM] Diversified Mid Cap Portfolio - Service Class | ING FMR[SM] Diversified Mid Cap Portfolio - Service 2 Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 1,928 | $ 50,213 | $ 36,469 | $ 59,652 | $ 38 |
| Total assets | 1,928 | 50,213 | 36,469 | 59,652 | 38 |
| Net assets | $ 1,928 | $ 50,213 | $ 36,469 | $ 59,652 | $ 38 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ - | $ 50,213 | $ 36,469 | $ 59,652 | $ 38 |
| Contracts in payout (annuitization) | 1,928 | - | - | - | - |
| Total net assets | $ 1,928 | $ 50,213 | $ 36,469 | $ 59,652 | $ 38 |
| | | | | | |
| Total number of mutual fund shares | 70,300 | 1,835,930 | 1,746,623 | 2,874,780 | 1,858 |
| | | | | | |
| Cost of mutual fund shares | $ 1,696 | $ 39,364 | $ 26,981 | $ 39,650 | $ 30 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Assets and Liabilities**
**December 31, 2013**
*(Dollars in thousands)*

| | ING Global Resources Portfolio - Adviser Class | ING Global Resources Portfolio - Institutional Class | ING Global Resources Portfolio - Service Class | ING Invesco Growth and Income Portfolio - Institutional Class | ING Invesco Growth and Income Portfolio - Service Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 1 | $ 28 | $ 97,667 | $ 12,257 | $ 25,945 |
| Total assets | 1 | 28 | 97,667 | 12,257 | 25,945 |
| Net assets | $ 1 | $ 28 | $ 97,667 | $ 12,257 | $ 25,945 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 1 | $ 28 | $ 97,667 | $ 12,257 | $ 25,945 |
| Contracts in payout (annuitization) | - | - | - | - | - |
| Total net assets | $ 1 | $ 28 | $ 97,667 | $ 12,257 | $ 25,945 |
| | | | | | |
| Total number of mutual fund shares | 32 | 1,327 | 4,637,536 | 394,380 | 831,847 |
| | | | | | |
| Cost of mutual fund shares | $ 1 | $ 31 | $ 86,923 | $ 9,727 | $ 18,845 |

*The accompanying notes are an integral part of these financial statements.*

**Statements of Assets and Liabilities**
**December 31, 2013**
*(Dollars in thousands)*

| | ING JPMorgan Emerging Markets Equity Portfolio - Adviser Class | ING JPMorgan Emerging Markets Equity Portfolio - Institutional Class | ING JPMorgan Emerging Markets Equity Portfolio - Service Class | ING JPMorgan Small Cap Core Equity Portfolio - Adviser Class | ING JPMorgan Small Cap Core Equity Portfolio - Institutional Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
|   at fair value | $ 265 | $ 24,242 | $ 20,444 | $ 22 | $ 19,469 |
| Total assets | 265 | 24,242 | 20,444 | 22 | 19,469 |
| Net assets | $ 265 | $ 24,242 | $ 20,444 | $ 22 | $ 19,469 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 265 | $ 24,242 | $ 20,444 | $ 22 | $ 19,469 |
| Contracts in payout (annuitization) | - | - | - | - | - |
| Total net assets | $ 265 | $ 24,242 | $ 20,444 | $ 22 | $ 19,469 |
| | | | | | |
| Total number of mutual fund shares | 14,395 | 1,269,227 | 1,075,983 | 1,080 | 935,554 |
| | | | | | |
| Cost of mutual fund shares | $ 280 | $ 25,005 | $ 21,134 | $ 13 | $ 15,373 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Assets and Liabilities**
**December 31, 2013**
*(Dollars in thousands)*

| | ING JPMorgan Small Cap Core Equity Portfolio - Service Class | ING Large Cap Growth Portfolio - Adviser Class | ING Large Cap Growth Portfolio - Institutional Class | ING Large Cap Growth Portfolio - Service Class | ING Large Cap Value Portfolio - Adviser Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 17,992 | $ 187 | $ 254,592 | $ 1,972 | $ 29 |
| Total assets | 17,992 | 187 | 254,592 | 1,972 | 29 |
| Net assets | $ 17,992 | $ 187 | $ 254,592 | $ 1,972 | $ 29 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 17,992 | $ 187 | $ 254,303 | $ 1,972 | $ 29 |
| Contracts in payout (annuitization) | - | - | 289 | - | - |
| Total net assets | $ 17,992 | $ 187 | $ 254,592 | $ 1,972 | $ 29 |
| | | | | | |
| Total number of mutual fund shares | 872,530 | 10,282 | 13,329,428 | 104,760 | 2,497 |
| | | | | | |
| Cost of mutual fund shares | $ 13,970 | $ 136 | $ 185,287 | $ 1,757 | $ 26 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Assets and Liabilities
### December 31, 2013
*(Dollars in thousands)*

| | ING Large Cap Value Portfolio - Institutional Class | ING Large Cap Value Portfolio - Service Class | ING Limited Maturity Bond Portfolio - Adviser Class | ING Marsico Growth Portfolio - Institutional Class | ING Marsico Growth Portfolio - Service Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 342,341 | $ 1,259 | $ 18 | $ 13,006 | $ 99 |
| Total assets | 342,341 | 1,259 | 18 | 13,006 | 99 |
| Net assets | $ 342,341 | $ 1,259 | $ 18 | $ 13,006 | $ 99 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 338,035 | $ 1,259 | $ 18 | $ 13,006 | $ 99 |
| Contracts in payout (annuitization) | 4,306 | - | - | - | - |
| Total net assets | $ 342,341 | $ 1,259 | $ 18 | $ 13,006 | $ 99 |
| | | | | | |
| Total number of mutual fund shares | 29,011,955 | 107,636 | 1,818 | 508,044 | 3,903 |
| | | | | | |
| Cost of mutual fund shares | $ 253,380 | $ 1,022 | $ 18 | $ 9,146 | $ 69 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Assets and Liabilities**
**December 31, 2013**
*(Dollars in thousands)*

| | ING MFS Total Return Portfolio - Adviser Class | ING MFS Total Return Portfolio - Institutional Class | ING MFS Total Return Portfolio - Service Class | ING MFS Utilities Portfolio - Service Class | ING Morgan Stanley Global Franchise Portfolio - Adviser Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 1,034 | $ 63,035 | $ 28,789 | $ 52,403 | $ 37 |
| Total assets | 1,034 | 63,035 | 28,789 | 52,403 | 37 |
| Net assets | $ 1,034 | $ 63,035 | $ 28,789 | $ 52,403 | $ 37 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 1,034 | $ 63,035 | $ 28,789 | $ 52,403 | $ 37 |
| Contracts in payout (annuitization) | - | - | - | - | - |
| Total net assets | $ 1,034 | $ 63,035 | $ 28,789 | $ 52,403 | $ 37 |
| | | | | | |
| Total number of mutual fund shares | 55,812 | 3,365,450 | 1,537,047 | 2,965,624 | 2,131 |
| | | | | | |
| Cost of mutual fund shares | $ 754 | $ 53,379 | $ 23,176 | $ 40,139 | $ 33 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Assets and Liabilities**
**December 31, 2013**
*(Dollars in thousands)*

| | ING Multi-Manager Large Cap Core Portfolio - Institutional Class | ING Multi-Manager Large Cap Core Portfolio - Service Class | ING PIMCO High Yield Portfolio - Adviser Class | ING PIMCO High Yield Portfolio - Institutional Class | ING PIMCO High Yield Portfolio - Service Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 24,438 | $ 338 | $ 46 | $ 31,115 | $ 27,339 |
| Total assets | 24,438 | 338 | 46 | 31,115 | 27,339 |
| Net assets | $ 24,438 | $ 338 | $ 46 | $ 31,115 | $ 27,339 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 24,176 | $ 338 | $ 46 | $ 31,115 | $ 27,339 |
| Contracts in payout (annuitization) | 262 | - | - | - | - |
| Total net assets | $ 24,438 | $ 338 | $ 46 | $ 31,115 | $ 27,339 |
| | | | | | |
| Total number of mutual fund shares | 1,652,354 | 22,837 | 4,340 | 2,932,588 | 2,579,151 |
| | | | | | |
| Cost of mutual fund shares | $ 17,148 | $ 256 | $ 45 | $ 30,779 | $ 26,758 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Assets and Liabilities
### December 31, 2013
*(Dollars in thousands)*

| | ING T. Rowe Price Capital Appreciation Portfolio - Adviser Class | ING T. Rowe Price Capital Appreciation Portfolio - Institutional Class | ING T. Rowe Price Capital Appreciation Portfolio - Service Class | ING T. Rowe Price Equity Income Portfolio - Adviser Class | ING T. Rowe Price Equity Income Portfolio - Service Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 346 | $ 159,719 | $ 489,494 | $ 1,793 | $ 122,461 |
| Total assets | 346 | 159,719 | 489,494 | 1,793 | 122,461 |
| Net assets | $ 346 | $ 159,719 | $ 489,494 | $ 1,793 | $ 122,461 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 346 | $ 159,719 | $ 489,494 | $ 1,793 | $ 122,050 |
| Contracts in payout (annuitization) | - | - | - | - | 411 |
| Total net assets | $ 346 | $ 159,719 | $ 489,494 | $ 1,793 | $ 122,461 |
| | | | | | |
| Total number of mutual fund shares | 12,496 | 5,635,812 | 17,260,004 | 108,035 | 7,293,668 |
| | | | | | |
| Cost of mutual fund shares | $ 308 | $ 142,147 | $ 380,438 | $ 1,161 | $ 77,453 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Assets and Liabilities
### December 31, 2013
*(Dollars in thousands)*

| | ING T. Rowe Price International Stock Portfolio - Adviser Class | ING T. Rowe Price International Stock Portfolio - Service Class | ING Templeton Global Growth Portfolio - Institutional Class | ING Templeton Global Growth Portfolio - Service Class | ING U.S. Stock Index Portfolio - Institutional Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 120 | $ 7,898 | $ 813 | $ 6,959 | $ 14,396 |
| Total assets | 120 | 7,898 | 813 | 6,959 | 14,396 |
| Net assets | $ 120 | $ 7,898 | $ 813 | $ 6,959 | $ 14,396 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 120 | $ 7,898 | $ 813 | $ 6,959 | $ 14,396 |
| Contracts in payout (annuitization) | - | - | - | - | - |
| Total net assets | $ 120 | $ 7,898 | $ 813 | $ 6,959 | $ 14,396 |
| | | | | | |
| Total number of mutual fund shares | 9,023 | 596,997 | 50,742 | 432,777 | 988,065 |
| | | | | | |
| Cost of mutual fund shares | $ 99 | $ 6,064 | $ 584 | $ 5,344 | $ 11,069 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Assets and Liabilities
### December 31, 2013
*(Dollars in thousands)*

| | ING Money Market Portfolio - Class I | ING Global Real Estate Fund - Class A | ING International Small Cap Fund - Class A | ING American Century Small-Mid Cap Value Portfolio - Adviser Class | ING American Century Small-Mid Cap Value Portfolio - Initial Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 281,491 | $ 135 | $ 500 | $ 140 | $ 19,547 |
| Total assets | 281,491 | 135 | 500 | 140 | 19,547 |
| Net assets | $ 281,491 | $ 135 | $ 500 | $ 140 | $ 19,547 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 279,277 | $ 135 | $ 500 | $ 140 | $ 19,547 |
| Contracts in payout (annuitization) | 2,214 | - | - | - | - |
| Total net assets | $ 281,491 | $ 135 | $ 500 | $ 140 | $ 19,547 |
| | | | | | |
| Total number of mutual fund shares | 281,491,335 | 7,365 | 10,266 | 9,483 | 1,277,584 |
| | | | | | |
| Cost of mutual fund shares | $ 281,491 | $ 124 | $ 394 | $ 107 | $ 15,997 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Assets and Liabilities**
**December 31, 2013**
*(Dollars in thousands)*

| | ING American Century Small-Mid Cap Value Portfolio - Service Class | ING Baron Growth Portfolio - Adviser Class | ING Baron Growth Portfolio - Service Class | ING Columbia Contrarian Core Portfolio - Service Class | ING Columbia Small Cap Value II Portfolio - Adviser Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 57,450 | $ 571 | $ 186,035 | $ 14,676 | $ 270 |
| Total assets | 57,450 | 571 | 186,035 | 14,676 | 270 |
| Net assets | $ 57,450 | $ 571 | $ 186,035 | $ 14,676 | $ 270 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 56,598 | $ 571 | $ 184,151 | $ 14,571 | $ 270 |
| Contracts in payout (annuitization) | 852 | - | 1,884 | 105 | - |
| Total net assets | $ 57,450 | $ 571 | $ 186,035 | $ 14,676 | $ 270 |
| | | | | | |
| Total number of mutual fund shares | 3,789,606 | 19,254 | 6,079,572 | 588,694 | 17,278 |
| | | | | | |
| Cost of mutual fund shares | $ 41,454 | $ 372 | $ 112,823 | $ 9,516 | $ 194 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Assets and Liabilities
### December 31, 2013
*(Dollars in thousands)*

| | ING Columbia Small Cap Value II Portfolio - Service Class | ING Fidelity® VIP Mid Cap Portfolio - Service Class | ING Global Bond Portfolio - Adviser Class | ING Global Bond Portfolio - Initial Class | ING Global Bond Portfolio - Service Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 5,258 | $ 4,661 | $ 323 | $ 113,498 | $ 955 |
| Total assets | 5,258 | 4,661 | 323 | 113,498 | 955 |
| Net assets | $ 5,258 | $ 4,661 | $ 323 | $ 113,498 | $ 955 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 5,258 | $ 4,661 | $ 323 | $ 111,042 | $ 944 |
| Contracts in payout (annuitization) | - | - | - | 2,456 | 11 |
| Total net assets | $ 5,258 | $ 4,661 | $ 323 | $ 113,498 | $ 955 |
| | | | | | |
| Total number of mutual fund shares | 330,302 | 256,802 | 31,189 | 10,850,625 | 91,150 |
| | | | | | |
| Cost of mutual fund shares | $ 3,874 | $ 3,235 | $ 355 | $ 119,788 | $ 1,030 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Assets and Liabilities**
**December 31, 2013**
*(Dollars in thousands)*

| | ING Index Solution 2015 Portfolio - Initial Class | ING Index Solution 2015 Portfolio - Service Class | ING Index Solution 2015 Portfolio - Service 2 Class | ING Index Solution 2025 Portfolio - Initial Class | ING Index Solution 2025 Portfolio - Service Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 631 | $ 586 | $ 1,185 | $ 1,238 | $ 1,101 |
| Total assets | 631 | 586 | 1,185 | 1,238 | 1,101 |
| Net assets | $ 631 | $ 586 | $ 1,185 | $ 1,238 | $ 1,101 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 631 | $ 586 | $ 1,185 | $ 1,238 | $ 1,101 |
| Contracts in payout (annuitization) | - | - | - | - | - |
| Total net assets | $ 631 | $ 586 | $ 1,185 | $ 1,238 | $ 1,101 |
| | | | | | |
| Total number of mutual fund shares | 57,177 | 53,514 | 109,917 | 104,546 | 93,763 |
| | | | | | |
| Cost of mutual fund shares | $ 610 | $ 551 | $ 1,119 | $ 1,131 | $ 1,046 |

*The accompanying notes are an integral part of these financial statements.*

30

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Assets and Liabilities**
**December 31, 2013**
*(Dollars in thousands)*

| | ING Index Solution 2025 Portfolio - Service 2 Class | ING Index Solution 2035 Portfolio - Initial Class | ING Index Solution 2035 Portfolio - Service Class | ING Index Solution 2035 Portfolio - Service 2 Class | ING Index Solution 2045 Portfolio - Initial Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 3,767 | $ 1,305 | $ 504 | $ 2,576 | $ 380 |
| Total assets | 3,767 | 1,305 | 504 | 2,576 | 380 |
| Net assets | $ 3,767 | $ 1,305 | $ 504 | $ 2,576 | $ 380 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 3,767 | $ 1,305 | $ 504 | $ 2,576 | $ 380 |
| Contracts in payout (annuitization) | - | - | - | - | - |
| Total net assets | $ 3,767 | $ 1,305 | $ 504 | $ 2,576 | $ 380 |
| | | | | | |
| Total number of mutual fund shares | 325,325 | 106,641 | 41,527 | 215,026 | 30,361 |
| | | | | | |
| Cost of mutual fund shares | $ 3,305 | $ 1,176 | $ 455 | $ 2,157 | $ 345 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Assets and Liabilities**
**December 31, 2013**
*(Dollars in thousands)*

| | ING Index Solution 2045 Portfolio - Service Class | ING Index Solution 2045 Portfolio - Service 2 Class | ING Index Solution 2055 Portfolio - Initial Class | ING Index Solution 2055 Portfolio - Service Class | ING Index Solution 2055 Portfolio - Service 2 Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 365 | $ 1,821 | $ 153 | $ 246 | $ 217 |
| Total assets | 365 | 1,821 | 153 | 246 | 217 |
| Net assets | $ 365 | $ 1,821 | $ 153 | $ 246 | $ 217 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 365 | $ 1,821 | $ 153 | $ 246 | $ 217 |
| Contracts in payout (annuitization) | - | - | - | - | - |
| Total net assets | $ 365 | $ 1,821 | $ 153 | $ 246 | $ 217 |
| | | | | | |
| Total number of mutual fund shares | 29,425 | 148,807 | 10,378 | 16,787 | 14,906 |
| | | | | | |
| Cost of mutual fund shares | $ 337 | $ 1,499 | $ 138 | $ 223 | $ 186 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Assets and Liabilities**
**December 31, 2013**
*(Dollars in thousands)*

| | ING Index Solution Income Portfolio - Initial Class | ING Index Solution Income Portfolio - Service Class | ING Index Solution Income Portfolio - Service 2 Class | ING Invesco Comstock Portfolio - Adviser Class | ING Invesco Comstock Portfolio - Service Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 10 | $ 833 | $ 259 | $ 444 | $ 69,828 |
| Total assets | 10 | 833 | 259 | 444 | 69,828 |
| Net assets | $ 10 | $ 833 | $ 259 | $ 444 | $ 69,828 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 10 | $ 833 | $ 259 | $ 444 | $ 68,427 |
| Contracts in payout (annuitization) | - | - | - | - | 1,401 |
| Total net assets | $ 10 | $ 833 | $ 259 | $ 444 | $ 69,828 |
| | | | | | |
| Total number of mutual fund shares | 891 | 76,783 | 24,271 | 28,956 | 4,525,456 |
| | | | | | |
| Cost of mutual fund shares | $ 10 | $ 819 | $ 254 | $ 282 | $ 50,293 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Assets and Liabilities
### December 31, 2013
*(Dollars in thousands)*

| | ING Invesco Equity and Income Portfolio - Adviser Class | ING Invesco Equity and Income Portfolio - Initial Class | ING Invesco Equity and Income Portfolio - Service Class | ING JPMorgan Mid Cap Value Portfolio - Adviser Class | ING JPMorgan Mid Cap Value Portfolio - Initial Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 811 | $ 260,310 | $ 300 | $ 364 | $ 4,945 |
| Total assets | 811 | 260,310 | 300 | 364 | 4,945 |
| Net assets | $ 811 | $ 260,310 | $ 300 | $ 364 | $ 4,945 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 811 | $ 256,040 | $ 300 | $ 364 | $ 4,945 |
| Contracts in payout (annuitization) | - | 4,270 | - | - | - |
| Total net assets | $ 811 | $ 260,310 | $ 300 | $ 364 | $ 4,945 |
| | | | | | |
| Total number of mutual fund shares | 18,292 | 5,794,977 | 6,711 | 17,343 | 232,471 |
| | | | | | |
| Cost of mutual fund shares | $ 602 | $ 198,218 | $ 231 | $ 231 | $ 4,395 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Assets and Liabilities**
**December 31, 2013**
*(Dollars in thousands)*

| | ING JPMorgan Mid Cap Value Portfolio - Service Class | ING Oppenheimer Global Portfolio - Adviser Class | ING Oppenheimer Global Portfolio - Initial Class | ING Oppenheimer Global Portfolio - Service Class | ING PIMCO Total Return Portfolio - Adviser Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 60,174 | $ 609 | $ 621,059 | $ 1,061 | $ 1,995 |
| Total assets | 60,174 | 609 | 621,059 | 1,061 | 1,995 |
| Net assets | $ 60,174 | $ 609 | $ 621,059 | $ 1,061 | $ 1,995 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 58,604 | $ 609 | $ 616,402 | $ 1,061 | $ 1,995 |
| Contracts in payout (annuitization) | 1,570 | - | 4,657 | - | - |
| Total net assets | $ 60,174 | $ 609 | $ 621,059 | $ 1,061 | $ 1,995 |
| | | | | | |
| Total number of mutual fund shares | 2,846,434 | 33,311 | 32,877,656 | 57,873 | 176,703 |
| | | | | | |
| Cost of mutual fund shares | $ 43,004 | $ 418 | $ 430,561 | $ 725 | $ 2,082 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Assets and Liabilities**
**December 31, 2013**
*(Dollars in thousands)*

| | ING PIMCO Total Return Portfolio - Initial Class | ING PIMCO Total Return Portfolio - Service Class | ING Pioneer High Yield Portfolio - Initial Class | ING Pioneer High Yield Portfolio - Service Class | ING Solution 2015 Portfolio - Adviser Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 1,138 | $ 201,227 | $ 35,918 | $ 698 | $ 919 |
| Total assets | 1,138 | 201,227 | 35,918 | 698 | 919 |
| Net assets | $ 1,138 | $ 201,227 | $ 35,918 | $ 698 | $ 919 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 1,138 | $ 195,845 | $ 33,897 | $ 698 | $ 919 |
| Contracts in payout (annuitization) | - | 5,382 | 2,021 | - | - |
| Total net assets | $ 1,138 | $ 201,227 | $ 35,918 | $ 698 | $ 919 |
| | | | | | |
| Total number of mutual fund shares | 98,138 | 17,528,464 | 2,894,296 | 56,322 | 77,648 |
| | | | | | |
| Cost of mutual fund shares | $ 1,163 | $ 207,588 | $ 33,565 | $ 633 | $ 819 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Assets and Liabilities
### December 31, 2013
*(Dollars in thousands)*

| | ING Solution 2015 Portfolio - Initial Class | ING Solution 2015 Portfolio - Service Class | ING Solution 2015 Portfolio - Service 2 Class | ING Solution 2025 Portfolio - Adviser Class | ING Solution 2025 Portfolio - Initial Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 1,766 | $ 67,703 | $ 10,144 | $ 508 | $ 788 |
| Total assets | 1,766 | 67,703 | 10,144 | 508 | 788 |
| Net assets | $ 1,766 | $ 67,703 | $ 10,144 | $ 508 | $ 788 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 1,766 | $ 67,703 | $ 10,144 | $ 508 | $ 788 |
| Contracts in payout (annuitization) | - | - | - | - | - |
| Total net assets | $ 1,766 | $ 67,703 | $ 10,144 | $ 508 | $ 788 |
| | | | | | |
| Total number of mutual fund shares | 146,200 | 5,651,300 | 867,727 | 38,925 | 59,069 |
| | | | | | |
| Cost of mutual fund shares | $ 1,668 | $ 58,723 | $ 9,303 | $ 415 | $ 691 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Assets and Liabilities**
**December 31, 2013**
*(Dollars in thousands)*

| | ING Solution 2025 Portfolio - Service Class | ING Solution 2025 Portfolio - Service 2 Class | ING Solution 2035 Portfolio - Adviser Class | ING Solution 2035 Portfolio - Initial Class | ING Solution 2035 Portfolio - Service Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 131,426 | $ 15,044 | $ 215 | $ 1,783 | $ 123,072 |
| Total assets | 131,426 | 15,044 | 215 | 1,783 | 123,072 |
| Net assets | $ 131,426 | $ 15,044 | $ 215 | $ 1,783 | $ 123,072 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 131,426 | $ 15,044 | $ 215 | $ 1,783 | $ 123,072 |
| Contracts in payout (annuitization) | - | - | - | - | - |
| Total net assets | $ 131,426 | $ 15,044 | $ 215 | $ 1,783 | $ 123,072 |
| | | | | | |
| Total number of mutual fund shares | 9,941,423 | 1,163,481 | 15,384 | 125,104 | 8,709,993 |
| | | | | | |
| Cost of mutual fund shares | $ 104,452 | $ 12,569 | $ 166 | $ 1,479 | $ 92,730 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Assets and Liabilities
### December 31, 2013
*(Dollars in thousands)*

| | ING Solution 2035 Portfolio - Service 2 Class | ING Solution 2045 Portfolio - Adviser Class | ING Solution 2045 Portfolio - Initial Class | ING Solution 2045 Portfolio - Service Class | ING Solution 2045 Portfolio - Service 2 Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 13,788 | $ 108 | $ 1,313 | $ 90,698 | $ 8,217 |
| Total assets | 13,788 | 108 | 1,313 | 90,698 | 8,217 |
| Net assets | $ 13,788 | $ 108 | $ 1,313 | $ 90,698 | $ 8,217 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 13,788 | $ 108 | $ 1,313 | $ 90,698 | $ 8,217 |
| Contracts in payout (annuitization) | - | - | - | - | - |
| Total net assets | $ 13,788 | $ 108 | $ 1,313 | $ 90,698 | $ 8,217 |
| | | | | | |
| Total number of mutual fund shares | 1,001,343 | 7,391 | 88,504 | 6,169,905 | 568,666 |
| | | | | | |
| Cost of mutual fund shares | $ 10,975 | $ 85 | $ 1,079 | $ 65,384 | $ 6,533 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Assets and Liabilities
### December 31, 2013
*(Dollars in thousands)*

| | ING Solution 2055 Portfolio - Initial Class | ING Solution 2055 Portfolio - Service Class | ING Solution 2055 Portfolio - Service 2 Class | ING Solution Balanced Portfolio - Service Class | ING Solution Income Portfolio - Adviser Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 155 | $ 7,472 | $ 683 | $ 3,502 | $ 221 |
| Total assets | 155 | 7,472 | 683 | 3,502 | 221 |
| Net assets | $ 155 | $ 7,472 | $ 683 | $ 3,502 | $ 221 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 155 | $ 7,472 | $ 683 | $ 3,502 | $ 221 |
| Contracts in payout (annuitization) | - | - | - | - | - |
| Total net assets | $ 155 | $ 7,472 | $ 683 | $ 3,502 | $ 221 |
| | | | | | |
| Total number of mutual fund shares | 10,556 | 513,532 | 47,126 | 318,111 | 19,609 |
| | | | | | |
| Cost of mutual fund shares | $ 129 | $ 6,508 | $ 614 | $ 3,118 | $ 215 |

*The accompanying notes are an integral part of these financial statements.*

## VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Assets and Liabilities
### December 31, 2013
*(Dollars in thousands)*

| | ING Solution Income Portfolio - Initial Class | ING Solution Income Portfolio - Service Class | ING Solution Income Portfolio - Service 2 Class | ING Solution Moderately Conservative Portfolio - Service Class | ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Adviser Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 2,555 | $ 15,119 | $ 1,395 | $ 4,900 | $ 389 |
| Total assets | 2,555 | 15,119 | 1,395 | 4,900 | 389 |
| Net assets | $ 2,555 | $ 15,119 | $ 1,395 | $ 4,900 | $ 389 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 2,555 | $ 15,119 | $ 1,395 | $ 4,900 | $ 389 |
| Contracts in payout (annuitization) | - | - | - | - | - |
| Total net assets | $ 2,555 | $ 15,119 | $ 1,395 | $ 4,900 | $ 389 |
| | | | | | |
| Total number of mutual fund shares | 222,009 | 1,325,025 | 125,096 | 445,413 | 35,131 |
| | | | | | |
| Cost of mutual fund shares | $ 2,455 | $ 14,425 | $ 1,342 | $ 4,572 | $ 262 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Assets and Liabilities
### December 31, 2013
*(Dollars in thousands)*

| | ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class | ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class | ING T. Rowe Price Growth Equity Portfolio - Adviser Class | ING T. Rowe Price Growth Equity Portfolio - Initial Class | ING T. Rowe Price Growth Equity Portfolio - Service Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 393,263 | $ 859 | $ 1,561 | $ 326,039 | $ 3,895 |
| Total assets | 393,263 | 859 | 1,561 | 326,039 | 3,895 |
| Net assets | $ 393,263 | $ 859 | $ 1,561 | $ 326,039 | $ 3,895 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 391,464 | $ 859 | $ 1,561 | $ 323,792 | $ 3,895 |
| Contracts in payout (annuitization) | 1,799 | - | - | 2,247 | - |
| Total net assets | $ 393,263 | $ 859 | $ 1,561 | $ 326,039 | $ 3,895 |
| | | | | | |
| Total number of mutual fund shares | 33,669,802 | 75,058 | 18,107 | 3,658,840 | 44,433 |
| | | | | | |
| Cost of mutual fund shares | $ 267,545 | $ 650 | $ 825 | $ 187,061 | $ 2,352 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Assets and Liabilities
### December 31, 2013
*(Dollars in thousands)*

| | ING Templeton Foreign Equity Portfolio - Adviser Class | ING Templeton Foreign Equity Portfolio - Initial Class | ING Templeton Foreign Equity Portfolio - Service Class | ING Core Equity Research Fund - Class A | ING Strategic Allocation Conservative Portfolio - Class I |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 539 | $ 114,872 | $ 362 | $ 162 | $ 37,570 |
| Total assets | 539 | 114,872 | 362 | 162 | 37,570 |
| Net assets | $ 539 | $ 114,872 | $ 362 | $ 162 | $ 37,570 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 539 | $ 112,474 | $ 362 | $ 162 | $ 36,478 |
| Contracts in payout (annuitization) | - | 2,398 | - | - | 1,092 |
| Total net assets | $ 539 | $ 114,872 | $ 362 | $ 162 | $ 37,570 |
| | | | | | |
| Total number of mutual fund shares | 41,275 | 8,695,855 | 27,579 | 9,346 | 3,087,090 |
| | | | | | |
| Cost of mutual fund shares | $ 457 | $ 97,243 | $ 281 | $ 116 | $ 31,158 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Assets and Liabilities**
**December 31, 2013**
*(Dollars in thousands)*

| | ING Strategic Allocation Growth Portfolio - Class I | ING Strategic Allocation Moderate Portfolio - Class I | ING Growth and Income Portfolio - Class A | ING Growth and Income Portfolio - Class I | ING Growth and Income Portfolio - Class S |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 76,061 | $ 67,281 | $ 1,598 | $ 1,391,126 | $ 212 |
| Total assets | 76,061 | 67,281 | 1,598 | 1,391,126 | 212 |
| Net assets | $ 76,061 | $ 67,281 | $ 1,598 | $ 1,391,126 | $ 212 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 75,330 | $ 66,079 | $ 1,598 | $ 1,301,450 | $ 212 |
| Contracts in payout (annuitization) | 731 | 1,202 | - | 89,676 | - |
| Total net assets | $ 76,061 | $ 67,281 | $ 1,598 | $ 1,391,126 | $ 212 |
| | | | | | |
| Total number of mutual fund shares | 5,753,462 | 5,335,531 | 50,945 | 43,925,680 | 6,746 |
| | | | | | |
| Cost of mutual fund shares | $ 64,300 | $ 56,402 | $ 1,221 | $ 953,938 | $ 176 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Assets and Liabilities**
**December 31, 2013**
*(Dollars in thousands)*

| | ING Index Plus LargeCap Portfolio - Class I | ING Index Plus LargeCap Portfolio - Class S | ING Index Plus MidCap Portfolio - Class I | ING Index Plus MidCap Portfolio - Class S | ING Index Plus SmallCap Portfolio - Class I |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 325,012 | $ 335 | $ 365,883 | $ 503 | $ 154,881 |
| Total assets | 325,012 | 335 | 365,883 | 503 | 154,881 |
| Net assets | $ 325,012 | $ 335 | $ 365,883 | $ 503 | $ 154,881 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 320,261 | $ 335 | $ 363,964 | $ 503 | $ 153,611 |
| Contracts in payout (annuitization) | 4,751 | - | 1,919 | - | 1,270 |
| Total net assets | $ 325,012 | $ 335 | $ 365,883 | $ 503 | $ 154,881 |
| | | | | | |
| Total number of mutual fund shares | 16,210,088 | 16,844 | 15,490,382 | 21,563 | 7,085,132 |
| | | | | | |
| Cost of mutual fund shares | $ 227,648 | $ 206 | $ 251,350 | $ 309 | $ 105,380 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Assets and Liabilities
### December 31, 2013
*(Dollars in thousands)*

| | ING Index Plus SmallCap Portfolio - Class S | | ING International Index Portfolio - Class I | | ING International Index Portfolio - Class S | | ING Russell™ Large Cap Growth Index Portfolio - Class I | | ING Russell™ Large Cap Growth Index Portfolio - Class S | |
|---|---|---|---|---|---|---|---|---|---|---|
| **Assets** | | | | | | | | | | |
| Investments in mutual funds at fair value | $ | 236 | $ | 26,714 | $ | 6 | $ | 12,039 | $ | 956 |
| Total assets | | 236 | | 26,714 | | 6 | | 12,039 | | 956 |
| Net assets | $ | 236 | $ | 26,714 | $ | 6 | $ | 12,039 | $ | 956 |
| | | | | | | | | | | |
| **Net assets** | | | | | | | | | | |
| Accumulation units | $ | 236 | $ | 26,042 | $ | 6 | $ | 11,945 | $ | 956 |
| Contracts in payout (annuitization) | | - | | 672 | | - | | 94 | | - |
| Total net assets | $ | 236 | $ | 26,714 | $ | 6 | $ | 12,039 | $ | 956 |
| | | | | | | | | | | |
| Total number of mutual fund shares | | 10,918 | | 2,660,737 | | 553 | | 551,763 | | 43,984 |
| | | | | | | | | | | |
| Cost of mutual fund shares | $ | 139 | $ | 21,726 | $ | 5 | $ | 9,279 | $ | 693 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Assets and Liabilities**
**December 31, 2013**
*(Dollars in thousands)*

| | ING Russell™ Large Cap Index Portfolio - Class I | ING Russell™ Large Cap Index Portfolio - Class S | ING Russell™ Large Cap Value Index Portfolio - Class I | ING Russell™ Large Cap Value Index Portfolio - Class S | ING Russell™ Mid Cap Growth Index Portfolio - Class S |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 37,350 | $ 221 | $ 365 | $ 6,058 | $ 8,513 |
| Total assets | 37,350 | 221 | 365 | 6,058 | 8,513 |
| Net assets | $ 37,350 | $ 221 | $ 365 | $ 6,058 | $ 8,513 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 37,350 | $ - | $ 365 | $ 6,058 | $ 8,513 |
| Contracts in payout (annuitization) | - | 221 | - | - | - |
| Total net assets | $ 37,350 | $ 221 | $ 365 | $ 6,058 | $ 8,513 |
| | | | | | |
| Total number of mutual fund shares | 2,604,581 | 15,513 | 19,890 | 331,387 | 347,042 |
| | | | | | |
| Cost of mutual fund shares | $ 27,542 | $ 183 | $ 317 | $ 4,748 | $ 6,235 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Assets and Liabilities
### December 31, 2013
*(Dollars in thousands)*

| | ING Russell™ Mid Cap Index Portfolio - Class I | ING Russell™ Small Cap Index Portfolio - Class I | ING Small Company Portfolio - Class I | ING Small Company Portfolio - Class S | ING U.S. Bond Index Portfolio - Class I |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 44,130 | $ 23,761 | $ 155,627 | $ 299 | $ 9,263 |
| Total assets | 44,130 | 23,761 | 155,627 | 299 | 9,263 |
| Net assets | $ 44,130 | $ 23,761 | $ 155,627 | $ 299 | $ 9,263 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 44,130 | $ 23,761 | 153,424 | $ 299 | $ 9,263 |
| Contracts in payout (annuitization) | - | - | 2,203 | - | - |
| Total net assets | $ 44,130 | $ 23,761 | $ 155,627 | $ 299 | $ 9,263 |
| | | | | | |
| Total number of mutual fund shares | 2,756,373 | 1,403,513 | 6,318,591 | 12,330 | 892,374 |
| | | | | | |
| Cost of mutual fund shares | $ 34,983 | $ 18,524 | $ 112,143 | $ 209 | $ 9,774 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Assets and Liabilities**
**December 31, 2013**
*(Dollars in thousands)*

| | ING International Value Portfolio - Class I | ING International Value Portfolio - Class S | ING MidCap Opportunities Portfolio - Class I | ING MidCap Opportunities Portfolio - Class S | ING SmallCap Opportunities Portfolio - Class I |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 62,868 | $ 224 | $ 113,492 | $ 1,401 | $ 41,575 |
| Total assets | 62,868 | 224 | 113,492 | 1,401 | 41,575 |
| Net assets | $ 62,868 | $ 224 | $ 113,492 | $ 1,401 | $ 41,575 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 60,679 | $ 224 | $ 113,492 | $ 1,401 | $ 41,575 |
| Contracts in payout (annuitization) | 2,189 | - | - | - | - |
| Total net assets | $ 62,868 | $ 224 | $ 113,492 | $ 1,401 | $ 41,575 |
| | | | | | |
| Total number of mutual fund shares | 6,514,857 | 22,733 | 6,845,104 | 86,789 | 1,426,733 |
| | | | | | |
| Cost of mutual fund shares | $ 56,499 | $ 171 | $ 90,322 | $ 1,065 | $ 31,053 |

*The accompanying notes are an integral part of these financial statements.*

**Statements of Assets and Liabilities**
**December 31, 2013**
*(Dollars in thousands)*

| | ING SmallCap Opportunities Portfolio - Class S | Janus Aspen Series Balanced Portfolio - Institutional Shares | Janus Aspen Series Enterprise Portfolio - Institutional Shares | Janus Aspen Series Flexible Bond Portfolio - Institutional Shares | Janus Aspen Series Global Research Portfolio - Institutional Shares |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 108 | $ 153 | $ 326 | $ 38 | $ 161 |
| Total assets | 108 | 153 | 326 | 38 | 161 |
| Net assets | $ 108 | $ 153 | $ 326 | $ 38 | $ 161 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 108 | $ 153 | $ 326 | $ 38 | $ 161 |
| Contracts in payout (annuitization) | - | - | - | - | - |
| Total net assets | $ 108 | $ 153 | $ 326 | $ 38 | $ 161 |
| | | | | | |
| Total number of mutual fund shares | 3,844 | 5,052 | 5,529 | 3,245 | 4,128 |
| | | | | | |
| Cost of mutual fund shares | $ 76 | $ 133 | $ 197 | $ 40 | $ 113 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Assets and Liabilities
### December 31, 2013
*(Dollars in thousands)*

| | Janus Aspen Series Janus Portfolio - Institutional Shares | JPMorgan Government Bond Fund - Select Class | Lazard Emerging Markets Equity Portfolio - Open Shares | Lazard U.S. Mid Cap Equity Portfolio - Open Shares | LKCM Aquinas Growth Fund |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 78 | $ 242 | $ - | $ 3,922 | $ 411 |
| Total assets | 78 | 242 | - | 3,922 | 411 |
| Net assets | $ 78 | $ 242 | $ - | $ 3,922 | $ 411 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 78 | $ 242 | $ - | $ 3,922 | $ 411 |
| Contracts in payout (annuitization) | - | - | - | - | - |
| Total net assets | $ 78 | $ 242 | $ - | $ 3,922 | $ 411 |
| | | | | | |
| Total number of mutual fund shares | 2,268 | 22,327 | - | 240,347 | 19,148 |
| | | | | | |
| Cost of mutual fund shares | $ 53 | $ 257 | $ - | $ 3,015 | $ 289 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Assets and Liabilities**
**December 31, 2013**
*(Dollars in thousands)*

| | Loomis Sayles Small Cap Value Fund - Retail Class | Lord Abbett Developing Growth Fund - Class A | Lord Abbett Core Fixed Income Fund - Class A | Lord Abbett Mid Cap Stock Fund - Class A | Lord Abbett SmallCap Value Fund - Class A |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 15,591 | $ 259 | $ 46 | $ 997 | $ 1,450 |
| Total assets | 15,591 | 259 | 46 | 997 | 1,450 |
| Net assets | $ 15,591 | $ 259 | $ 46 | $ 997 | $ 1,450 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 15,591 | $ 259 | $ 46 | $ 997 | $ 1,450 |
| Contracts in payout (annuitization) | - | - | - | - | - |
| Total net assets | $ 15,591 | $ 259 | $ 46 | $ 997 | $ 1,450 |
| | | | | | |
| Total number of mutual fund shares | 420,462 | 10,051 | 4,298 | 42,828 | 43,402 |
| | | | | | |
| Cost of mutual fund shares | $ 11,899 | $ 229 | $ 47 | $ 681 | $ 1,230 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Assets and Liabilities
### December 31, 2013
*(Dollars in thousands)*

| | Lord Abbett Fundamental Equity Fund - Class A | Lord Abbett Series Fund MidCap Stock Portfolio - Class VC | MainStay Large Cap Growth Fund - Class R3 | Massachusetts Investors Growth Stock Fund - Class A | Metropolitan West Total Return Bond Fund - Class M Shares |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 264 | $ 104,684 | $ 637 | $ 660 | $ 3,490 |
| Total assets | 264 | 104,684 | 637 | 660 | 3,490 |
| Net assets | $ 264 | $ 104,684 | $ 637 | $ 660 | $ 3,490 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 264 | $ 103,834 | $ 637 | $ 660 | $ 3,490 |
| Contracts in payout (annuitization) | - | 850 | - | - | - |
| Total net assets | $ 264 | $ 104,684 | $ 637 | $ 660 | $ 3,490 |
| | | | | | |
| Total number of mutual fund shares | 17,228 | 4,467,941 | 64,567 | 28,909 | 330,834 |
| | | | | | |
| Cost of mutual fund shares | $ 243 | $ 76,940 | $ 503 | $ 538 | $ 3,508 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Assets and Liabilities**
**December 31, 2013**
*(Dollars in thousands)*

| | Neuberger Berman Genesis Fund - Trust Class | Neuberger Berman Socially Responsive Fund - Trust Class | New Perspective Fund - Class R-3 | New Perspective Fund - Class R-4 | Oppenheimer Capital Appreciation Fund - Class A |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 198 | $ 14,445 | $ 2,417 | $ 114,954 | $ 106 |
| Total assets | 198 | 14,445 | 2,417 | 114,954 | 106 |
| Net assets | $ 198 | $ 14,445 | $ 2,417 | $ 114,954 | $ 106 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 198 | $ 14,445 | $ 2,417 | $ 114,954 | $ 106 |
| Contracts in payout (annuitization) | - | - | - | - | - |
| Total net assets | $ 198 | $ 14,445 | $ 2,417 | $ 114,954 | $ 106 |
| | | | | | |
| Total number of mutual fund shares | 3,072 | 630,248 | 65,494 | 3,093,492 | 1,764 |
| | | | | | |
| Cost of mutual fund shares | $ 164 | $ 12,293 | $ 1,863 | $ 85,208 | $ 86 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Assets and Liabilities**
**December 31, 2013**
*(Dollars in thousands)*

| | Oppenheimer Developing Markets Fund - Class A | Oppenheimer Developing Markets Fund - Class Y | Oppenheimer Gold & Special Minerals Fund - Class A | Oppenheimer International Bond Fund - Class A | Oppenheimer Discovery Mid Cap Growth Fund/VA |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 280,181 | $ 39,124 | $ 15 | $ 141 | $ 46 |
| Total assets | 280,181 | 39,124 | 15 | 141 | 46 |
| Net assets | $ 280,181 | $ 39,124 | $ 15 | $ 141 | $ 46 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 280,181 | $ 39,124 | $ 15 | $ 141 | $ - |
| Contracts in payout (annuitization) | - | - | - | - | 46 |
| Total net assets | $ 280,181 | $ 39,124 | $ 15 | $ 141 | $ 46 |
| | | | | | |
| Total number of mutual fund shares | 7,369,310 | 1,041,631 | 932 | 23,169 | 614 |
| | | | | | |
| Cost of mutual fund shares | $ 177,799 | $ 33,902 | $ 22 | $ 149 | $ 32 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Assets and Liabilities
### December 31, 2013
*(Dollars in thousands)*

|  | Oppenheimer Global Fund/VA | Oppenheimer Global Strategic Income Fund/VA | Oppenheimer Main Street Fund®/VA | Oppenheimer Main Street Small Cap Fund®/VA | Parnassus Equity Income Fund - Investor Shares |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 261 | $ 99 | $ 77 | $ 23,499 | $ 7,389 |
| Total assets | 261 | 99 | 77 | 23,499 | 7,389 |
| Net assets | $ 261 | $ 99 | $ 77 | $ 23,499 | $ 7,389 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 261 | $ 99 | $ - | $ 23,499 | $ 7,389 |
| Contracts in payout (annuitization) | - | - | 77 | - | - |
| Total net assets | $ 261 | $ 99 | $ 77 | $ 23,499 | $ 7,389 |
| | | | | | |
| Total number of mutual fund shares | 6,390 | 18,343 | 2,473 | 845,300 | 201,450 |
| | | | | | |
| Cost of mutual fund shares | $ 170 | $ 97 | $ 54 | $ 16,274 | $ 6,975 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Assets and Liabilities**
**December 31, 2013**
*(Dollars in thousands)*

| | Pax World Balanced Fund - Individual Investor Class | PIMCO Real Return Portfolio - Administrative Class | Pioneer Equity Income Fund - Class Y | Pioneer High Yield Fund - Class A | Pioneer Strategic Income Fund - Class A |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 49,414 | $ 148,758 | $ 4,551 | $ 1,966 | $ 1,357 |
| Total assets | 49,414 | 148,758 | 4,551 | 1,966 | 1,357 |
| Net assets | $ 49,414 | $ 148,758 | $ 4,551 | $ 1,966 | $ 1,357 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 49,414 | $ 148,758 | $ 4,551 | $ 1,966 | $ 1,357 |
| Contracts in payout (annuitization) | - | - | - | - | - |
| Total net assets | $ 49,414 | $ 148,758 | $ 4,551 | $ 1,966 | $ 1,357 |
| | | | | | |
| Total number of mutual fund shares | 2,019,382 | 11,806,204 | 132,326 | 184,238 | 125,561 |
| | | | | | |
| Cost of mutual fund shares | $ 45,649 | $ 165,547 | $ 4,107 | $ 1,880 | $ 1,407 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Assets and Liabilities**
**December 31, 2013**
*(Dollars in thousands)*

| | Pioneer Emerging Markets VCT Portfolio - Class I | Pioneer High Yield VCT Portfolio - Class I | Columbia Diversified Equity Income Fund - Class K | Royce Total Return Fund - K Class | SMALLCAP World Fund® - Class R-4 |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 12,937 | $ 30,910 | $ 9,646 | $ 2 | $ 12,144 |
| Total assets | 12,937 | 30,910 | 9,646 | 2 | 12,144 |
| Net assets | $ 12,937 | $ 30,910 | $ 9,646 | $ 2 | $ 12,144 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 12,937 | $ 30,910 | $ 9,646 | $ 2 | $ 12,144 |
| Contracts in payout (annuitization) | - | - | - | - | - |
| Total net assets | $ 12,937 | $ 30,910 | $ 9,646 | $ 2 | $ 12,144 |
| | | | | | |
| Total number of mutual fund shares | 515,400 | 2,946,591 | 704,610 | 149 | 248,798 |
| | | | | | |
| Cost of mutual fund shares | $ 13,886 | $ 28,614 | $ 7,343 | $ 2 | $ 10,162 |

*The accompanying notes are an integral part of these financial statements.*

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2013
*(Dollars in thousands)*

| | T. Rowe Price Mid-Cap Value Fund - R Class | T. Rowe Price Value Fund - Advisor Class | Templeton Foreign Fund - Class A | Templeton Global Bond Fund - Advisor Class | Templeton Global Bond Fund - Class A |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 928 | $ 285 | $ 1,820 | $ 39,880 | $ 200,725 |
| Total assets | 928 | 285 | 1,820 | 39,880 | 200,725 |
| Net assets | $ 928 | $ 285 | $ 1,820 | $ 39,880 | $ 200,725 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 928 | $ 285 | $ 1,820 | $ 39,880 | $ 200,725 |
| Contracts in payout (annuitization) | - | - | - | - | - |
| Total net assets | $ 928 | $ 285 | $ 1,820 | $ 39,880 | $ 200,725 |
| | | | | | |
| Total number of mutual fund shares | 31,327 | 8,551 | 219,011 | 3,046,587 | 15,275,863 |
| | | | | | |
| Cost of mutual fund shares | $ 685 | $ 218 | $ 1,526 | $ 40,132 | $ 195,879 |

*The accompanying notes are an integral part of these financial statements.*

**Statements of Assets and Liabilities**
**December 31, 2013**
*(Dollars in thousands)*

| | Thornburg International Value Fund - Class R4 | USAA Precious Metals and Minerals Fund - Adviser Shares | Diversified Value Portfolio | Equity Income Portfolio | Small Company Growth Portfolio |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 46 | $ 6,749 | $ 107 | $ 245 | $ 23 |
| Total assets | 46 | 6,749 | 107 | 245 | 23 |
| Net assets | $ 46 | $ 6,749 | $ 107 | $ 245 | $ 23 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 46 | $ 6,749 | $ 107 | $ 245 | $ 23 |
| Contracts in payout (annuitization) | - | - | - | - | - |
| Total net assets | $ 46 | $ 6,749 | $ 107 | $ 245 | $ 23 |
| | | | | | |
| Total number of mutual fund shares | 1,476 | 521,157 | 5,904 | 10,939 | 868 |
| | | | | | |
| Cost of mutual fund shares | $ 40 | $ 9,833 | $ 76 | $ 179 | $ 17 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Assets and Liabilities**
**December 31, 2013**
*(Dollars in thousands)*

| | Victory Small Company Opportunity Fund - Class R | Wanger International | Wanger Select | Wanger USA | Washington Mutual Investors Fund - Class R-3 |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 20 | $ 46,354 | $ 96,025 | $ 73,254 | $ 4,722 |
| Total assets | 20 | 46,354 | 96,025 | 73,254 | 4,722 |
| Net assets | $ 20 | $ 46,354 | $ 96,025 | $ 73,254 | $ 4,722 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 20 | $ 46,354 | $ 96,025 | $ 73,254 | $ 4,722 |
| Contracts in payout (annuitization) | - | - | - | - | - |
| Total net assets | $ 20 | $ 46,354 | $ 96,025 | $ 73,254 | $ 4,722 |
| | | | | | |
| Total number of mutual fund shares | 518 | 1,341,643 | 2,637,319 | 1,781,045 | 120,514 |
| | | | | | |
| Cost of mutual fund shares | $ 17 | $ 42,576 | $ 62,732 | $ 55,339 | $ 3,206 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Assets and Liabilities**
**December 31, 2013**
*(Dollars in thousands)*

| | Washington Mutual Investors Fund - Class R-4 | Wells Fargo Advantage Small Cap Value Fund - Class A | Wells Fargo Advantage Special Small Cap Value Fund - Class A |
|---|---|---|---|
| **Assets** | | | |
| Investments in mutual funds | | | |
| at fair value | $ 118,569 | $ 115 | $ 118,565 |
| Total assets | 118,569 | 115 | 118,565 |
| Net assets | $ 118,569 | $ 115 | $ 118,565 |
| | | | |
| **Net assets** | | | |
| Accumulation units | $ 118,569 | $ 115 | $ 118,565 |
| Contracts in payout (annuitization) | - | - | - |
| Total net assets | $ 118,569 | $ 115 | $ 118,565 |
| | | | |
| Total number of mutual fund shares | 3,018,565 | 3,504 | 3,778,360 |
| | | | |
| Cost of mutual fund shares | $ 89,104 | $ 111 | $ 82,248 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Operations**
**For the Year Ended December 31, 2013**
*(Dollars in thousands)*

| | Invesco Mid Cap Core Equity Fund - Class A | Invesco Small Cap Growth Fund - Class A | Invesco International Growth Fund - Class R5 | Invesco Endeavor Fund - Class A | Invesco Global Health Care Fund - Investor Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment Income: | | | | | |
| Dividends | $ - | $ - | $ 3 | $ - | $ 1 |
| Expenses: | | | | | |
| Mortality expense risk charges | 45 | - | 1 | - | 2 |
| Total expenses | 45 | - | 1 | - | 2 |
| Net investment income (loss) | (45) | - | 2 | - | (1) |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | 311 | 1 | 1 | 3 | 13 |
| Capital gains distributions | 387 | 2 | - | 3 | 28 |
| Total realized gain (loss) on investments and capital gains distributions | 698 | 3 | 1 | 6 | 41 |
| Net unrealized appreciation (depreciation) of investments | 553 | 7 | 18 | 6 | 59 |
| Net realized and unrealized gain (loss) on investments | 1,251 | 10 | 19 | 12 | 100 |
| Net increase (decrease) in net assets resulting from operations | $ 1,206 | $ 10 | $ 21 | $ 12 | $ 99 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the Year Ended December 31, 2013
*(Dollars in thousands)*

| | Invesco Small Cap Value Fund - Class A | Invesco V.I. American Franchise Fund - Series I Shares | Invesco V.I. Core Equity Fund - Series I Shares | Alger Capital Appreciation Fund - Class A | Alger Green Fund - Class A |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment Income: | | | | | |
| Dividends | $ - | $ 97 | $ 524 | $ - | $ - |
| Expenses: | | | | | |
| Mortality expense risk charges | 2 | 226 | 393 | 2 | 33 |
| Total expenses | 2 | 226 | 393 | 2 | 33 |
| Net investment income (loss) | (2) | (129) | 131 | (2) | (33) |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | 1 | 349 | 1,550 | 2 | 266 |
| Capital gains distributions | 25 | - | - | 47 | 151 |
| Total realized gain (loss) on investments and capital gains distributions | 26 | 349 | 1,550 | 49 | 417 |
| Net unrealized appreciation (depreciation) of investments | 56 | 7,115 | 7,604 | 127 | 492 |
| Net realized and unrealized gain (loss) on investments | 82 | 7,464 | 9,154 | 176 | 909 |
| Net increase (decrease) in net assets resulting from operations | $ 80 | $ 7,335 | $ 9,285 | $ 174 | $ 876 |

*The accompanying notes are an integral part of these financial statements.*

## VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the Year Ended December 31, 2013
*(Dollars in thousands)*

| | AllianceBernstein Growth and Income Fund, Inc. - Class A | AllianceBernstein Growth and Income Portfolio - Class A | AllianzGI NFJ Dividend Value Fund - Class A | AllianzGI NFJ Large-Cap Value Fund - Institutional Class | AllianzGI NFJ Small-Cap Value Fund - Class A |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment Income: | | | | | |
| Dividends | $ 1 | $ 6 | $ 5 | $ 1 | $ 6 |
| Expenses: | | | | | |
| Mortality expense risk charges | 2 | 6 | 2 | - | 5 |
| Total expenses | 2 | 6 | 2 | - | 5 |
| Net investment income (loss) | (1) | - | 3 | 1 | 1 |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | 38 | 66 | 9 | 4 | 8 |
| Capital gains distributions | - | - | - | - | 58 |
| Total realized gain (loss) on investments and capital gains distributions | 38 | 66 | 9 | 4 | 66 |
| Net unrealized appreciation (depreciation) of investments | 14 | 87 | 44 | 5 | 63 |
| Net realized and unrealized gain (loss) on investments | 52 | 153 | 53 | 9 | 129 |
| Net increase (decrease) in net assets resulting from operations | $ 51 | $ 153 | $ 56 | $ 10 | $ 130 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the Year Ended December 31, 2013
*(Dollars in thousands)*

| | Amana Growth Fund | Amana Income Fund | American Balanced Fund® - Class R-3 | American Century Inflation-Adjusted Bond Fund - Investor Class | American Century Income & Growth Fund - A Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment Income: | | | | | |
| Dividends | $ 229 | $ 982 | $ 91 | $ 518 | $ 166 |
| Expenses: | | | | | |
| Mortality expense risk charges | 364 | 611 | 37 | 456 | 95 |
| Total expenses | 364 | 611 | 37 | 456 | 95 |
| Net investment income (loss) | (135) | 371 | 54 | 62 | 71 |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | 1,979 | 1,879 | 119 | 322 | (51) |
| Capital gains distributions | 1,009 | - | - | 775 | - |
| Total realized gain (loss) on investments and capital gains distributions | 2,988 | 1,879 | 119 | 1,097 | (51) |
| Net unrealized appreciation (depreciation) of investments | 4,468 | 13,098 | 1,055 | (5,842) | 2,269 |
| Net realized and unrealized gain (loss) on investments | 7,456 | 14,977 | 1,174 | (4,745) | 2,218 |
| Net increase (decrease) in net assets resulting from operations | $ 7,321 | $ 15,348 | $ 1,228 | $ (4,683) | $ 2,289 |

*The accompanying notes are an integral part of these financial statements.*

| | Fundamental Investors - Class R-3 | Fundamental Investors - Class R-4 | American Funds American Mutual Fund® - Class R-4 | Ariel Appreciation Fund - Investor Class | Ariel Fund - Investor Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment Income: | | | | | |
| Dividends | $ 18 | $ 604 | $ 9 | $ 6 | $ 57 |
| Expenses: | | | | | |
| Mortality expense risk charges | 8 | 386 | 2 | 7 | 83 |
| Total expenses | 8 | 386 | 2 | 7 | 83 |
| Net investment income (loss) | 10 | 218 | 7 | (1) | (26) |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | 76 | 2,406 | 5 | 160 | 726 |
| Capital gains distributions | 32 | 881 | 17 | 45 | - |
| Total realized gain (loss) on investments and capital gains distributions | 108 | 3,287 | 22 | 205 | 726 |
| Net unrealized appreciation (depreciation) of investments | 312 | 8,071 | 51 | 105 | 1,692 |
| Net realized and unrealized gain (loss) on investments | 420 | 11,358 | 73 | 310 | 2,418 |
| Net increase (decrease) in net assets resulting from operations | $ 430 | $ 11,576 | $ 80 | $ 309 | $ 2,392 |

*The accompanying notes are an integral part of these financial statements.*

| | Artisan International Fund - Investor Shares | Aston/Fairpointe Mid Cap Fund - Class N | BlackRock Equity Dividend Fund - Investor A Shares | BlackRock Mid Cap Value Opportunities Fund - Investor A Shares | Bond Fund of America - Class R-4 |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment Income: | | | | | |
| Dividends | $ 87 | $ - | $ 22 | $ 73 | $ 237 |
| Expenses: | | | | | |
| Mortality expense risk charges | 75 | 184 | 9 | 150 | 102 |
| Total expenses | 75 | 184 | 9 | 150 | 102 |
| Net investment income (loss) | 12 | (184) | 13 | (77) | 135 |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | 439 | 558 | 32 | 1,087 | 141 |
| Capital gains distributions | - | 2,948 | 1 | 889 | - |
| Total realized gain (loss) on investments and capital gains distributions | 439 | 3,506 | 33 | 1,976 | 141 |
| Net unrealized appreciation (depreciation) of investments | 1,143 | 3,023 | 210 | 1,750 | (591) |
| Net realized and unrealized gain (loss) on investments | 1,582 | 6,529 | 243 | 3,726 | (450) |
| Net increase (decrease) in net assets resulting from operations | $ 1,594 | $ 6,345 | $ 256 | $ 3,649 | $ (315) |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the Year Ended December 31, 2013
*(Dollars in thousands)*

| | Calvert VP SRI Balanced Portfolio | Capital World Growth & Income Fund[SM], Inc. - Class R-3 | Cohen & Steers Realty Shares | Columbia[SM] Acorn Fund® - Class A | Columbia[SM] Acorn Fund® - Class Z |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment Income: | | | | | |
| Dividends | $ 526 | $ 13 | $ 63 | $ - | $ - |
| Expenses: | | | | | |
| Mortality expense risk charges | 528 | 3 | 27 | 1 | 1 |
| Total expenses | 528 | 3 | 27 | 1 | 1 |
| Net investment income (loss) | (2) | 10 | 36 | (1) | (1) |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | 658 | 12 | 38 | 2 | - |
| Capital gains distributions | 4,441 | - | 80 | 6 | 3 |
| Total realized gain (loss) on investments and capital gains distributions | 5,099 | 12 | 118 | 8 | 3 |
| Net unrealized appreciation (depreciation) of investments | 2,569 | 104 | (144) | 17 | 9 |
| Net realized and unrealized gain (loss) on investments | 7,668 | 116 | (26) | 25 | 12 |
| Net increase (decrease) in net assets resulting from operations | $ 7,666 | $ 126 | $ 10 | $ 24 | $ 11 |

*The accompanying notes are an integral part of these financial statements.*

| | Columbia Mid Cap Value Fund - Class A | Columbia Mid Cap Value Fund - Class Z | CRM Mid Cap Value Fund - Investor Shares | Delaware Diversified Income Fund - Class A | Delaware Small Cap Value Fund - Class A |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment Income: | | | | | |
|   Dividends | $ 20 | $ - | $ 1 | $ 55 | $ - |
| Expenses: | | | | | |
|   Mortality expense risk | 47 | - | 2 | 14 | - |
|     charges | | | | | |
| Total expenses | 47 | - | 2 | 14 | - |
| Net investment income (loss) | (27) | - | (1) | 41 | - |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
|   **on investments** | | | | | |
| Net realized gain (loss) on investments | 678 | - | 6 | (48) | - |
| Capital gains distributions | 587 | - | 45 | - | 2 |
| Total realized gain (loss) on investments and capital gains distributions | 1,265 | - | 51 | (48) | 2 |
| Net unrealized appreciation (depreciation) of investments | 222 | - | 25 | (34) | 6 |
| Net realized and unrealized gain (loss) on investments | 1,487 | - | 76 | (82) | 8 |
| Net increase (decrease) in net assets resulting from operations | $ 1,460 | $ - | $ 75 | $ (41) | $ 8 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the Year Ended December 31, 2013
*(Dollars in thousands)*

| | Dodge & Cox International Stock Fund | Dodge & Cox Stock Fund | DWS Equity 500 Index Fund - Class S | Eaton Vance Large-Cap Value Fund - Class R | EuroPacific Growth Fund® - Class R-3 |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment Income: | | | | | |
| Dividends | $ 6 | $ 1 | $ 11 | $ 1 | $ 57 |
| Expenses: | | | | | |
| Mortality expense risk charges | 3 | 1 | 6 | 1 | 44 |
| Total expenses | 3 | 1 | 6 | 1 | 44 |
| Net investment income (loss) | 3 | - | 5 | - | 13 |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | 8 | 6 | 5 | 12 | 892 |
| Capital gains distributions | - | - | - | 5 | - |
| Total realized gain (loss) on investments and capital gains distributions | 8 | 6 | 5 | 17 | 892 |
| Net unrealized appreciation (depreciation) of investments | 56 | 15 | 145 | 13 | 555 |
| Net realized and unrealized gain (loss) on investments | 64 | 21 | 150 | 30 | 1,447 |
| Net increase (decrease) in net assets resulting from operations | $ 67 | $ 21 | $ 155 | $ 30 | $ 1,460 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
# ING LIFE INSURANCE AND ANNUITY COMPANY
## Statements of Operations
## For the Year Ended December 31, 2013
### *(Dollars in thousands)*

| | EuroPacific Growth Fund® - Class R-4 | Fidelity® Advisor New Insights Fund - Institutional Class | Fidelity® VIP Equity-Income Portfolio - Initial Class | Fidelity® VIP Growth Portfolio - Initial Class | Fidelity® VIP High Income Portfolio - Initial Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment Income: | | | | | |
| Dividends | $ 2,961 | $ - | $ 7,181 | $ 706 | $ 653 |
| Expenses: | | | | | |
| Mortality expense risk charges | 2,502 | 7 | 2,913 | 2,396 | 133 |
| Total expenses | 2,502 | 7 | 2,913 | 2,396 | 133 |
| Net investment income (loss) | 459 | (7) | 4,268 | (1,690) | 520 |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | (691) | 27 | (1,809) | 10,605 | 315 |
| Capital gains distributions | - | 86 | 19,036 | 168 | - |
| Total realized gain (loss) on investments and capital gains distributions | (691) | 113 | 17,227 | 10,773 | 315 |
| Net unrealized appreciation (depreciation) of investments | 51,226 | 55 | 47,229 | 65,870 | (312) |
| Net realized and unrealized gain (loss) on investments | 50,535 | 168 | 64,456 | 76,643 | 3 |
| Net increase (decrease) in net assets resulting from operations | $ 50,994 | $ 161 | $ 68,724 | $ 74,953 | $ 523 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the Year Ended December 31, 2013
*(Dollars in thousands)*

| | Fidelity® VIP Overseas Portfolio - Initial Class | Fidelity® VIP Contrafund® Portfolio - Initial Class | Fidelity® VIP Index 500 Portfolio - Initial Class | Fidelity® VIP Mid Cap Portfolio - Initial Class | Fidelity® VIP Asset Manager Portfolio - Initial Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment Income: | | | | | |
| Dividends | $ 447 | $ 12,887 | $ 2,637 | $ 127 | $ 351 |
| Expenses: | | | | | |
| Mortality expense risk charges | 304 | 10,923 | 1,565 | - | 254 |
| Total expenses | 304 | 10,923 | 1,565 | - | 254 |
| Net investment income (loss) | 143 | 1,964 | 1,072 | 127 | 97 |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | (2,088) | 23,436 | 3,472 | 611 | 374 |
| Capital gains distributions | 123 | 343 | 1,307 | 3,182 | 54 |
| Total realized gain (loss) on investments and capital gains distributions | (1,965) | 23,779 | 4,779 | 3,793 | 428 |
| Net unrealized appreciation (depreciation) of investments | 10,114 | 291,519 | 30,085 | 3,481 | 2,542 |
| Net realized and unrealized gain (loss) on investments | 8,149 | 315,298 | 34,864 | 7,274 | 2,970 |
| Net increase (decrease) in net assets resulting from operations | $ 8,292 | $ 317,262 | $ 35,936 | $ 7,401 | $ 3,067 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
# ING LIFE INSURANCE AND ANNUITY COMPANY
## Statements of Operations
### For the Year Ended December 31, 2013
*(Dollars in thousands)*

| | Mutual Global Discovery Fund - Class R | Franklin Small-Mid Cap Growth Fund - Class A | Franklin Small Cap Value Securities Fund - Class 2 | Growth Fund of America - Class R-3 | Growth Fund of America - Class R-4 |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment Income: | | | | | |
| Dividends | $ 32 | $ - | $ 1,651 | $ 4 | $ 1,063 |
| Expenses: | | | | | |
| Mortality expense risk charges | 15 | 4 | 1,154 | 85 | 3,016 |
| Total expenses | 15 | 4 | 1,154 | 85 | 3,016 |
| Net investment income (loss) | 17 | (4) | 497 | (81) | (1,953) |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | 193 | 63 | 2,219 | 1,000 | 5,971 |
| Capital gains distributions | 126 | 93 | 2,131 | 965 | 21,897 |
| Total realized gain (loss) on investments and capital gains distributions | 319 | 156 | 4,350 | 1,965 | 27,868 |
| Net unrealized appreciation (depreciation) of investments | 210 | 59 | 33,299 | 2,073 | 65,718 |
| Net realized and unrealized gain (loss) on investments | 529 | 215 | 37,649 | 4,038 | 93,586 |
| Net increase (decrease) in net assets resulting from operations | $ 546 | $ 211 | $ 38,146 | $ 3,957 | $ 91,633 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the Year Ended December 31, 2013
*(Dollars in thousands)*

| | The Hartford Capital Appreciation Fund - Class R4 | The Hartford Dividend And Growth Fund - Class R4 | Income Fund of America - Class R-3 | ING Balanced Portfolio - Class I | ING Growth Opportunities Fund - Class A |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment Income: | | | | | |
| Dividends | $ - | $ 4 | $ 66 | $ 6,771 | $ - |
| Expenses: | | | | | |
| Mortality expense risk charges | 1 | 2 | 13 | 3,342 | 1 |
| Total expenses | 1 | 2 | 13 | 3,342 | 1 |
| Net investment income (loss) | (1) | 2 | 53 | 3,429 | (1) |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | 72 | 73 | 82 | 3,552 | - |
| Capital gains distributions | - | - | - | - | 6 |
| Total realized gain (loss) on investments and capital gains distributions | 72 | 73 | 82 | 3,552 | 6 |
| Net unrealized appreciation (depreciation) of investments | (9) | (2) | 207 | 37,873 | 16 |
| Net realized and unrealized gain (loss) on investments | 63 | 71 | 289 | 41,425 | 22 |
| Net increase (decrease) in net assets resulting from operations | $ 62 | $ 73 | $ 342 | $ 44,854 | $ 21 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the Year Ended December 31, 2013
*(Dollars in thousands)*

| | ING Large Cap Value Fund - Class A | ING MidCap Opportunities Fund - Class A | ING Real Estate Fund - Class A | ING Value Choice Fund - Class A | ING GNMA Income Fund - Class A |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment Income: | | | | | |
| Dividends | $ - | $ - | $ 42 | $ - | $ 140 |
| Expenses: | | | | | |
| Mortality expense risk charges | - | - | 8 | - | 32 |
| Total expenses | - | - | 8 | - | 32 |
| Net investment income (loss) | - | - | 34 | - | 108 |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | - | - | 164 | - | (15) |
| Capital gains distributions | - | - | - | - | - |
| Total realized gain (loss) on investments and capital gains distributions | - | - | 164 | - | (15) |
| Net unrealized appreciation (depreciation) of investments | - | - | (180) | 1 | (202) |
| Net realized and unrealized gain (loss) on investments | - | - | (16) | 1 | (217) |
| Net increase (decrease) in net assets resulting from operations | $ - | $ - | $ 18 | $ 1 | $ (109) |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the Year Ended December 31, 2013
*(Dollars in thousands)*

| | ING Intermediate Bond Fund - Class A | ING Intermediate Bond Portfolio - Class I | ING Intermediate Bond Portfolio - Class S | ING BlackRock Health Sciences Opportunities Portfolio - Service Class | ING BlackRock Inflation Protected Bond Portfolio - Adviser Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment Income: | | | | | |
| Dividends | $ 76 | $ 11,972 | $ 32 | $ 14 | $ - |
| Expenses: | | | | | |
| Mortality expense risk charges | 16 | 3,423 | 4 | 222 | - |
| Total expenses | 16 | 3,423 | 4 | 222 | - |
| Net investment income (loss) | 60 | 8,549 | 28 | (208) | - |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | 83 | (1,699) | 33 | 1,213 | (1) |
| Capital gains distributions | - | - | - | 1,857 | 4 |
| Total realized gain (loss) on investments and capital gains distributions | 83 | (1,699) | 33 | 3,070 | 3 |
| Net unrealized appreciation (depreciation) of investments | (197) | (11,051) | (69) | 5,179 | (10) |
| Net realized and unrealized gain (loss) on investments | (114) | (12,750) | (36) | 8,249 | (7) |
| Net increase (decrease) in net assets resulting from operations | $ (54) | $ (4,201) | $ (8) | $ 8,041 | $ (7) |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the Year Ended December 31, 2013
*(Dollars in thousands)*

| | ING BlackRock Large Cap Growth Portfolio - Institutional Class | ING BlackRock Large Cap Growth Portfolio - Service Class | ING BlackRock Large Cap Growth Portfolio - Service 2 Class | ING Clarion Global Real Estate Portfolio - Adviser Class | ING Clarion Global Real Estate Portfolio - Institutional Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment Income: | | | | | |
| Dividends | $ 1,268 | $ 3 | $ 3 | $ - | $ 4,858 |
| Expenses: | | | | | |
| Mortality expense risk charges | 967 | 1 | 1 | - | 736 |
| Total expenses | 967 | 1 | 1 | - | 736 |
| Net investment income (loss) | 301 | 2 | 2 | - | 4,122 |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | (184) | 26 | 23 | - | 877 |
| Capital gains distributions | - | - | - | - | - |
| Total realized gain (loss) on investments and capital gains distributions | (184) | 26 | 23 | - | 877 |
| Net unrealized appreciation (depreciation) of investments | 25,760 | 62 | 62 | - | (2,778) |
| Net realized and unrealized gain (loss) on investments | 25,576 | 88 | 85 | - | (1,901) |
| Net increase (decrease) in net assets resulting from operations | $ 25,877 | $ 90 | $ 87 | $ - | $ 2,221 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the Year Ended December 31, 2013
*(Dollars in thousands)*

| | ING Clarion Real Estate Portfolio - Adviser Class | ING Clarion Real Estate Portfolio - Institutional Class | ING Clarion Real Estate Portfolio - Service Class | ING FMR[SM] Diversified Mid Cap Portfolio - Institutional Class | ING FMR[SM] Diversified Mid Cap Portfolio - Service Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment Income: | | | | | |
| Dividends | $ - | $ 35 | $ 749 | $ 238 | $ 252 |
| Expenses: | | | | | |
| Mortality expense risk charges | - | 22 | 496 | 146 | 499 |
| Total expenses | - | 22 | 496 | 146 | 499 |
| Net investment income (loss) | - | 13 | 253 | 92 | (247) |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | 1 | 151 | 4,992 | 981 | 3,524 |
| Capital gains distributions | - | - | - | 123 | 205 |
| Total realized gain (loss) on investments and capital gains distributions | 1 | 151 | 4,992 | 1,104 | 3,729 |
| Net unrealized appreciation (depreciation) of investments | (1) | (120) | (4,567) | 8,741 | 12,595 |
| Net realized and unrealized gain (loss) on investments | - | 31 | 425 | 9,845 | 16,324 |
| Net increase (decrease) in net assets resulting from operations | $ - | $ 44 | $ 678 | $ 9,937 | $ 16,077 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the Year Ended December 31, 2013
*(Dollars in thousands)*

| | ING FMR[SM] Diversified Mid Cap Portfolio - Service 2 Class | ING Global Resources Portfolio - Adviser Class | ING Global Resources Portfolio - Institutional Class | ING Global Resources Portfolio - Service Class | ING Invesco Growth and Income Portfolio - Institutional Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment Income: | | | | | |
| Dividends | $ - | $ - | $ - | $ 942 | $ 145 |
| Expenses: | | | | | |
| Mortality expense risk charges | - | - | - | 1,003 | 42 |
| Total expenses | - | - | - | 1,003 | 42 |
| Net investment income (loss) | - | - | - | (61) | 103 |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | - | - | - | (7,064) | 163 |
| Capital gains distributions | - | - | - | - | - |
| Total realized gain (loss) on investments and capital gains distributions | - | - | - | (7,064) | 163 |
| Net unrealized appreciation (depreciation) of investments | 8 | - | 3 | 18,734 | 2,335 |
| Net realized and unrealized gain (loss) on investments | 8 | - | 3 | 11,670 | 2,498 |
| Net increase (decrease) in net assets resulting from operations | $ 8 | $ - | $ 3 | $ 11,609 | $ 2,601 |

*The accompanying notes are an integral part of these financial statements.*

## VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the Year Ended December 31, 2013
*(Dollars in thousands)*

| | ING Invesco Growth and Income Portfolio - Service Class | ING JPMorgan Emerging Markets Equity Portfolio - Adviser Class | ING JPMorgan Emerging Markets Equity Portfolio - Institutional Class | ING JPMorgan Emerging Markets Equity Portfolio - Service Class | ING JPMorgan Small Cap Core Equity Portfolio - Adviser Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment Income: | | | | | |
| Dividends | $ 299 | $ 2 | $ 320 | $ 204 | $ - |
| Expenses: | | | | | |
| Mortality expense risk charges | 205 | 1 | 298 | 241 | - |
| Total expenses | 205 | 1 | 298 | 241 | - |
| Net investment income (loss) | 94 | 1 | 22 | (37) | - |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | 1,502 | (6) | 1,823 | 2,089 | - |
| Capital gains distributions | - | 7 | 618 | 517 | - |
| Total realized gain (loss) on investments and capital gains distributions | 1,502 | 1 | 2,441 | 2,606 | - |
| Net unrealized appreciation (depreciation) of investments | 4,579 | (18) | (4,555) | (4,249) | 5 |
| Net realized and unrealized gain (loss) on investments | 6,081 | (17) | (2,114) | (1,643) | 5 |
| Net increase (decrease) in net assets resulting from operations | $ 6,175 | $ (16) | $ (2,092) | $ (1,680) | $ 5 |

*The accompanying notes are an integral part of these financial statements.*

| | ING JPMorgan Small Cap Core Equity Portfolio - Institutional Class | ING JPMorgan Small Cap Core Equity Portfolio - Service Class | ING Large Cap Growth Portfolio - Adviser Class | ING Large Cap Growth Portfolio - Institutional Class | ING Large Cap Growth Portfolio - Service Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment Income: | | | | | |
| Dividends | $ 135 | $ 109 | $ 1 | $ 1,213 | $ 6 |
| Expenses: | | | | | |
| Mortality expense risk charges | 63 | 129 | 1 | 1,991 | 6 |
| Total expenses | 63 | 129 | 1 | 1,991 | 6 |
| Net investment income (loss) | 72 | (20) | - | (778) | - |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | 339 | 636 | 3 | 3,907 | 75 |
| Capital gains distributions | 344 | 347 | 2 | 2,117 | 12 |
| Total realized gain (loss) on investments and capital gains distributions | 683 | 983 | 5 | 6,024 | 87 |
| Net unrealized appreciation (depreciation) of investments | 3,736 | 3,319 | 40 | 53,594 | 200 |
| Net realized and unrealized gain (loss) on investments | 4,419 | 4,302 | 45 | 59,618 | 287 |
| Net increase (decrease) in net assets resulting from operations | $ 4,491 | $ 4,282 | $ 45 | $ 58,840 | $ 287 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the Year Ended December 31, 2013
*(Dollars in thousands)*

| | ING Large Cap Value Portfolio - Adviser Class | ING Large Cap Value Portfolio - Institutional Class | ING Large Cap Value Portfolio - Service Class | ING Limited Maturity Bond Portfolio - Adviser Class | ING Marsico Growth Portfolio - Institutional Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment Income: | | | | | |
| Dividends | $ - | $ 6,039 | $ 17 | $ - | $ 121 |
| Expenses: | | | | | |
| Mortality expense risk charges | - | 2,520 | 5 | - | 116 |
| Total expenses | - | 2,520 | 5 | - | 116 |
| Net investment income (loss) | - | 3,519 | 12 | - | 5 |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | - | 4,284 | 61 | - | 1,264 |
| Capital gains distributions | - | - | - | - | - |
| Total realized gain (loss) on investments and capital gains distributions | - | 4,284 | 61 | - | 1,264 |
| Net unrealized appreciation (depreciation) of investments | 3 | 61,994 | 169 | - | 2,117 |
| Net realized and unrealized gain (loss) on investments | 3 | 66,278 | 230 | - | 3,381 |
| Net increase (decrease) in net assets resulting from operations | $ 3 | $ 69,797 | $ 242 | $ - | $ 3,386 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the Year Ended December 31, 2013
*(Dollars in thousands)*

| | ING Marsico Growth Portfolio - Service Class | ING MFS Total Return Portfolio - Adviser Class | ING MFS Total Return Portfolio - Institutional Class | ING MFS Total Return Portfolio - Service Class | ING MFS Utilities Portfolio - Service Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment Income: | | | | | |
| Dividends | $ 1 | $ 24 | $ 1,405 | $ 595 | $ 1,026 |
| Expenses: | | | | | |
| Mortality expense risk charges | 1 | 4 | 640 | 276 | 482 |
| Total expenses | 1 | 4 | 640 | 276 | 482 |
| Net investment income (loss) | - | 20 | 765 | 319 | 544 |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | 6 | 83 | (238) | (298) | (117) |
| Capital gains distributions | - | - | - | - | - |
| Total realized gain (loss) on investments and capital gains distributions | 6 | 83 | (238) | (298) | (117) |
| Net unrealized appreciation (depreciation) of investments | 21 | 88 | 9,177 | 4,398 | 8,167 |
| Net realized and unrealized gain (loss) on investments | 27 | 171 | 8,939 | 4,100 | 8,050 |
| Net increase (decrease) in net assets resulting from operations | $ 27 | $ 191 | $ 9,704 | $ 4,419 | $ 8,594 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the Year Ended December 31, 2013
*(Dollars in thousands)*

| | ING Morgan Stanley Global Franchise Portfolio - Adviser Class | ING Multi-Manager Large Cap Core Portfolio - Institutional Class | ING Multi-Manager Large Cap Core Portfolio - Service Class | ING PIMCO High Yield Portfolio - Adviser Class | ING PIMCO High Yield Portfolio - Institutional Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment Income: | | | | | |
| Dividends | $ 1 | $ 214 | $ 2 | $ 3 | $ 1,836 |
| Expenses: | | | | | |
| Mortality expense risk charges | - | 161 | 3 | - | 229 |
| Total expenses | - | 161 | 3 | - | 229 |
| Net investment income (loss) | 1 | 53 | (1) | 3 | 1,607 |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | - | 76 | 10 | 1 | 328 |
| Capital gains distributions | 2 | - | - | - | - |
| Total realized gain (loss) on investments and capital gains distributions | 2 | 76 | 10 | 1 | 328 |
| Net unrealized appreciation (depreciation) of investments | 3 | 5,597 | 66 | (1) | (478) |
| Net realized and unrealized gain (loss) on investments | 5 | 5,673 | 76 | - | (150) |
| Net increase (decrease) in net assets resulting from operations | $ 6 | $ 5,726 | $ 75 | $ 3 | $ 1,457 |

*The accompanying notes are an integral part of these financial statements.*

**Statements of Operations**
**For the Year Ended December 31, 2013**
*(Dollars in thousands)*

| | ING PIMCO High Yield Portfolio - Service Class | ING Pioneer Mid Cap Value Portfolio - Adviser Class | ING Pioneer Mid Cap Value Portfolio - Institutional Class | ING Pioneer Mid Cap Value Portfolio - Service Class | ING T. Rowe Price Capital Appreciation Portfolio - Adviser Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment Income: | | | | | |
| Dividends | $ 1,727 | $ - | $ 752 | $ 3 | $ 3 |
| Expenses: | | | | | |
| Mortality expense risk charges | 286 | - | 513 | 2 | 1 |
| Total expenses | 286 | - | 513 | 2 | 1 |
| Net investment income (loss) | 1,441 | - | 239 | 1 | 2 |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | 417 | 5 | 16,419 | 96 | 3 |
| Capital gains distributions | - | - | - | - | 14 |
| Total realized gain (loss) on investments and capital gains distributions | 417 | 5 | 16,419 | 96 | 17 |
| Net unrealized appreciation (depreciation) of investments | (563) | (1) | (3,035) | (30) | 28 |
| Net realized and unrealized gain (loss) on investments | (146) | 4 | 13,384 | 66 | 45 |
| Net increase (decrease) in net assets resulting from operations | $ 1,295 | $ 4 | $ 13,623 | $ 67 | $ 47 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the Year Ended December 31, 2013
*(Dollars in thousands)*

| | ING T. Rowe Price Capital Appreciation Portfolio - Institutional Class | ING T. Rowe Price Capital Appreciation Portfolio - Service Class | ING T. Rowe Price Equity Income Portfolio - Adviser Class | ING T. Rowe Price Equity Income Portfolio - Service Class | ING T. Rowe Price International Stock Portfolio - Adviser Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment Income: | | | | | |
| Dividends | $ 1,993 | $ 5,037 | $ 23 | $ 1,831 | $ 1 |
| Expenses: | | | | | |
| Mortality expense risk charges | 614 | 4,178 | 6 | 803 | - |
| Total expenses | 614 | 4,178 | 6 | 803 | - |
| Net investment income (loss) | 1,379 | 859 | 17 | 1,028 | 1 |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | 790 | 2,041 | 117 | (113) | 1 |
| Capital gains distributions | 8,910 | 28,622 | 1 | 83 | - |
| Total realized gain (loss) on investments and capital gains distributions | 9,700 | 30,663 | 118 | (30) | 1 |
| Net unrealized appreciation (depreciation) of investments | 15,535 | 51,011 | 309 | 27,497 | 12 |
| Net realized and unrealized gain (loss) on investments | 25,235 | 81,674 | 427 | 27,467 | 13 |
| Net increase (decrease) in net assets resulting from operations | $ 26,614 | $ 82,533 | $ 444 | $ 28,495 | $ 14 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the Year Ended December 31, 2013
*(Dollars in thousands)*

| | ING T. Rowe Price International Stock Portfolio - Service Class | ING Templeton Global Growth Portfolio - Institutional Class | ING Templeton Global Growth Portfolio - Service Class | ING U.S. Stock Index Portfolio - Institutional Class | ING Money Market Portfolio - Class I |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment Income: | | | | | |
| Dividends | $ 82 | $ 13 | $ 97 | $ 251 | $ - |
| Expenses: | | | | | |
| Mortality expense risk charges | 74 | 6 | 60 | 23 | 2,221 |
| Total expenses | 74 | 6 | 60 | 23 | 2,221 |
| Net investment income (loss) | 8 | 7 | 37 | 228 | (2,221) |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | 320 | 122 | 551 | 38 | - |
| Capital gains distributions | - | - | - | 275 | 53 |
| Total realized gain (loss) on investments and capital gains distributions | 320 | 122 | 551 | 313 | 53 |
| Net unrealized appreciation (depreciation) of investments | 632 | 72 | 963 | 2,506 | - |
| Net realized and unrealized gain (loss) on investments | 952 | 194 | 1,514 | 2,819 | 53 |
| Net increase (decrease) in net assets resulting from operations | $ 960 | $ 201 | $ 1,551 | $ 3,047 | $ (2,168) |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Operations**
**For the Year Ended December 31, 2013**
*(Dollars in thousands)*

| | ING Global Real Estate Fund - Class A | ING International Small Cap Fund - Class A | ING American Century Small-Mid Cap Value Portfolio - Adviser Class | ING American Century Small-Mid Cap Value Portfolio - Initial Class | ING American Century Small-Mid Cap Value Portfolio - Service Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment Income: | | | | | |
| Dividends | $ 3 | $ 7 | $ 1 | $ 208 | $ 571 |
| Expenses: | | | | | |
| Mortality expense risk charges | 1 | 2 | - | 71 | 379 |
| Total expenses | 1 | 2 | - | 71 | 379 |
| Net investment income (loss) | 2 | 5 | 1 | 137 | 192 |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | 2 | 24 | 6 | 306 | 2,734 |
| Capital gains distributions | - | - | 4 | 510 | 1,638 |
| Total realized gain (loss) on investments and capital gains distributions | 2 | 24 | 10 | 816 | 4,372 |
| Net unrealized appreciation (depreciation) of investments | (1) | 84 | 25 | 3,056 | 8,849 |
| Net realized and unrealized gain (loss) on investments | 1 | 108 | 35 | 3,872 | 13,221 |
| Net increase (decrease) in net assets resulting from operations | $ 3 | $ 113 | $ 36 | $ 4,009 | $ 13,413 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the Year Ended December 31, 2013
*(Dollars in thousands)*

| | ING Baron Growth Portfolio - Adviser Class | ING Baron Growth Portfolio - Service Class | ING Columbia Contrarian Core Portfolio - Service Class | ING Columbia Small Cap Value II Portfolio - Adviser Class | ING Columbia Small Cap Value II Portfolio - Service Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment Income: | | | | | |
| Dividends | $ 6 | $ 2,054 | $ 189 | $ 2 | $ 36 |
| Expenses: | | | | | |
| Mortality expense risk charges | 4 | 1,345 | 133 | 1 | 40 |
| Total expenses | 4 | 1,345 | 133 | 1 | 40 |
| Net investment income (loss) | 2 | 709 | 56 | 1 | (4) |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | 692 | 5,743 | 857 | 12 | 262 |
| Capital gains distributions | 19 | 6,108 | - | - | - |
| Total realized gain (loss) on investments and capital gains distributions | 711 | 11,851 | 857 | 12 | 262 |
| Net unrealized appreciation (depreciation) of investments | (382) | 37,584 | 2,980 | 67 | 1,113 |
| Net realized and unrealized gain (loss) on investments | 329 | 49,435 | 3,837 | 79 | 1,375 |
| Net increase (decrease) in net assets resulting from operations | $ 331 | $ 50,144 | $ 3,893 | $ 80 | $ 1,371 |

*The accompanying notes are an integral part of these financial statements.*

## VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the Year Ended December 31, 2013
*(Dollars in thousands)*

| | ING Fidelity® VIP Mid Cap Portfolio - Service Class | ING Global Bond Portfolio - Adviser Class | ING Global Bond Portfolio - Initial Class | ING Global Bond Portfolio - Service Class | ING Growth and Income Core Portfolio - Adviser Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment Income: | | | | | |
| Dividends | $ 2 | $ 6 | $ 2,732 | $ 19 | $ 2 |
| Expenses: | | | | | |
| Mortality expense risk charges | 20 | 1 | 1,234 | 6 | - |
| Total expenses | 20 | 1 | 1,234 | 6 | - |
| Net investment income (loss) | (18) | 5 | 1,498 | 13 | 2 |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | 344 | 1 | (986) | (28) | 12 |
| Capital gains distributions | - | 9 | 3,371 | 27 | - |
| Total realized gain (loss) on investments and capital gains distributions | 344 | 10 | 2,385 | (1) | 12 |
| Net unrealized appreciation (depreciation) of investments | 1,021 | (32) | (11,188) | (65) | 31 |
| Net realized and unrealized gain (loss) on investments | 1,365 | (22) | (8,803) | (66) | 43 |
| Net increase (decrease) in net assets resulting from operations | $ 1,347 | $ (17) | $ (7,305) | $ (53) | $ 45 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the Year Ended December 31, 2013
*(Dollars in thousands)*

|  | ING Growth and Income Core Portfolio - Initial Class | ING Index Solution 2015 Portfolio - Initial Class | ING Index Solution 2015 Portfolio - Service Class | ING Index Solution 2015 Portfolio - Service 2 Class | ING Index Solution 2025 Portfolio - Initial Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** |  |  |  |  |  |
| Investment Income: |  |  |  |  |  |
| Dividends | $ 634 | $ 12 | $ 10 | $ 23 | $ 14 |
| Expenses: |  |  |  |  |  |
| Mortality expense risk charges | 167 | 5 | 3 | 9 | 10 |
| Total expenses | 167 | 5 | 3 | 9 | 10 |
| Net investment income (loss) | 467 | 7 | 7 | 14 | 4 |
| **Realized and unrealized gain (loss) on investments** |  |  |  |  |  |
| Net realized gain (loss) on investments | 11,568 | 3 | 45 | 8 | 3 |
| Capital gains distributions | - | 13 | 12 | 28 | 22 |
| Total realized gain (loss) on investments and capital gains distributions | 11,568 | 16 | 57 | 36 | 25 |
| Net unrealized appreciation (depreciation) of investments | (6,709) | 17 | (3) | 39 | 92 |
| Net realized and unrealized gain (loss) on investments | 4,859 | 33 | 54 | 75 | 117 |
| Net increase (decrease) in net assets resulting from operations | $ 5,326 | $ 40 | $ 61 | $ 89 | $ 121 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Operations**
**For the Year Ended December 31, 2013**
*(Dollars in thousands)*

| | ING Index Solution 2025 Portfolio - Service Class | ING Index Solution 2025 Portfolio - Service 2 Class | ING Index Solution 2035 Portfolio - Initial Class | ING Index Solution 2035 Portfolio - Service Class | ING Index Solution 2035 Portfolio - Service 2 Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment Income: | | | | | |
| Dividends | $ 10 | $ 50 | $ 10 | $ 4 | $ 27 |
| Expenses: | | | | | |
| Mortality expense risk charges | 4 | 23 | 8 | 1 | 15 |
| Total expenses | 4 | 23 | 8 | 1 | 15 |
| Net investment income (loss) | 6 | 27 | 2 | 3 | 12 |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | - | 13 | 4 | - | 26 |
| Capital gains distributions | 19 | 92 | 19 | 8 | 59 |
| Total realized gain (loss) on investments and capital gains distributions | 19 | 105 | 23 | 8 | 85 |
| Net unrealized appreciation (depreciation) of investments | 54 | 345 | 115 | 46 | 315 |
| Net realized and unrealized gain (loss) on investments | 73 | 450 | 138 | 54 | 400 |
| Net increase (decrease) in net assets resulting from operations | $ 79 | $ 477 | $ 140 | $ 57 | $ 412 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the Year Ended December 31, 2013
*(Dollars in thousands)*

| | ING Index Solution 2045 Portfolio - Initial Class | ING Index Solution 2045 Portfolio - Service Class | ING Index Solution 2045 Portfolio - Service 2 Class | ING Index Solution 2055 Portfolio - Initial Class | ING Index Solution 2055 Portfolio - Service Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment Income: | | | | | |
| Dividends | $ 3 | $ 2 | $ 16 | $ 1 | $ 1 |
| Expenses: | | | | | |
| Mortality expense risk charges | 2 | 1 | 11 | 1 | 2 |
| Total expenses | 2 | 1 | 11 | 1 | 2 |
| Net investment income (loss) | 1 | 1 | 5 | - | (1) |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | 2 | - | 44 | - | 24 |
| Capital gains distributions | 6 | 5 | 42 | 1 | 2 |
| Total realized gain (loss) on investments and capital gains distributions | 8 | 5 | 86 | 1 | 26 |
| Net unrealized appreciation (depreciation) of investments | 33 | 27 | 232 | 14 | 13 |
| Net realized and unrealized gain (loss) on investments | 41 | 32 | 318 | 15 | 39 |
| Net increase (decrease) in net assets resulting from operations | $ 42 | $ 33 | $ 323 | $ 15 | $ 38 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the Year Ended December 31, 2013
*(Dollars in thousands)*

| | ING Index Solution 2055 Portfolio - Service 2 Class | ING Index Solution Income Portfolio - Initial Class | ING Index Solution Income Portfolio - Service Class | ING Index Solution Income Portfolio - Service 2 Class | ING Invesco Comstock Portfolio - Adviser Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment Income: | | | | | |
| Dividends | $ 1 | $ - | $ 35 | $ 7 | $ 2 |
| Expenses: | | | | | |
| Mortality expense risk charges | 1 | - | 9 | 2 | 1 |
| Total expenses | 1 | - | 9 | 2 | 1 |
| Net investment income (loss) | - | - | 26 | 5 | 1 |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | 4 | - | 3 | - | 5 |
| Capital gains distributions | 3 | - | 43 | 8 | - |
| Total realized gain (loss) on investments and capital gains distributions | 7 | - | 46 | 8 | 5 |
| Net unrealized appreciation (depreciation) of investments | 26 | - | (2) | 2 | 108 |
| Net realized and unrealized gain (loss) on investments | 33 | - | 44 | 10 | 113 |
| Net increase (decrease) in net assets resulting from operations | $ 33 | $ - | $ 70 | $ 15 | $ 114 |

*The accompanying notes are an integral part of these financial statements.*

## VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the Year Ended December 31, 2013
*(Dollars in thousands)*

| | ING Invesco Comstock Portfolio - Service Class | ING Invesco Equity and Income Portfolio - Adviser Class | ING Invesco Equity and Income Portfolio - Initial Class | ING Invesco Equity and Income Portfolio - Service Class | ING JPMorgan Mid Cap Value Portfolio - Adviser Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment Income: | | | | | |
| Dividends | $ 483 | $ 8 | $ 3,447 | $ 3 | $ 1 |
| Expenses: | | | | | |
| Mortality expense risk charges | 592 | 3 | 2,410 | 3 | 1 |
| Total expenses | 592 | 3 | 2,410 | 3 | 1 |
| Net investment income (loss) | (109) | 5 | 1,037 | - | - |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | 604 | 11 | 7,732 | 30 | 56 |
| Capital gains distributions | - | - | - | - | 11 |
| Total realized gain (loss) on investments and capital gains distributions | 604 | 11 | 7,732 | 30 | 67 |
| Net unrealized appreciation (depreciation) of investments | 16,385 | 146 | 44,611 | 31 | 25 |
| Net realized and unrealized gain (loss) on investments | 16,989 | 157 | 52,343 | 61 | 92 |
| Net increase (decrease) in net assets resulting from operations | $ 16,880 | $ 162 | $ 53,380 | $ 61 | $ 92 |

*The accompanying notes are an integral part of these financial statements.*

**Statements of Operations**
**For the Year Ended December 31, 2013**
*(Dollars in thousands)*

| | ING JPMorgan Mid Cap Value Portfolio - Initial Class | ING JPMorgan Mid Cap Value Portfolio - Service Class | ING Oppenheimer Global Portfolio - Adviser Class | ING Oppenheimer Global Portfolio - Initial Class | ING Oppenheimer Global Portfolio - Service Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment Income: | | | | | |
| Dividends | $ 37 | $ 326 | $ 6 | $ 7,884 | $ 11 |
| Expenses: | | | | | |
| Mortality expense risk charges | 29 | 483 | 2 | 5,830 | 9 |
| Total expenses | 29 | 483 | 2 | 5,830 | 9 |
| Net investment income (loss) | 8 | (157) | 4 | 2,054 | 2 |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | 57 | 1,170 | 84 | 19,950 | 15 |
| Capital gains distributions | 116 | 1,818 | - | - | - |
| Total realized gain (loss) on investments and capital gains distributions | 173 | 2,988 | 84 | 19,950 | 15 |
| Net unrealized appreciation (depreciation) of investments | 544 | 10,591 | 57 | 112,073 | 195 |
| Net realized and unrealized gain (loss) on investments | 717 | 13,579 | 141 | 132,023 | 210 |
| Net increase (decrease) in net assets resulting from operations | $ 725 | $ 13,422 | $ 145 | $ 134,077 | $ 212 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the Year Ended December 31, 2013
*(Dollars in thousands)*

| | ING PIMCO Total Return Portfolio - Adviser Class | ING PIMCO Total Return Portfolio - Initial Class | ING PIMCO Total Return Portfolio - Service Class | ING Pioneer High Yield Portfolio - Initial Class | ING Pioneer High Yield Portfolio - Service Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment Income: | | | | | |
| Dividends | $ 73 | $ 19 | $ 7,668 | $ 1,424 | $ 25 |
| Expenses: | | | | | |
| Mortality expense risk charges | 8 | 4 | 2,198 | 268 | 4 |
| Total expenses | 8 | 4 | 2,198 | 268 | 4 |
| Net investment income (loss) | 65 | 15 | 5,470 | 1,156 | 21 |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | (19) | - | 2,524 | 661 | 5 |
| Capital gains distributions | 16 | 4 | 1,572 | - | - |
| Total realized gain (loss) on investments and capital gains distributions | (3) | 4 | 4,096 | 661 | 5 |
| Net unrealized appreciation (depreciation) of investments | (118) | (27) | (16,754) | 1,202 | 31 |
| Net realized and unrealized gain (loss) on investments | (121) | (23) | (12,658) | 1,863 | 36 |
| Net increase (decrease) in net assets resulting from operations | $ (56) | $ (8) | $ (7,188) | $ 3,019 | $ 57 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the Year Ended December 31, 2013
*(Dollars in thousands)*

| | ING Solution 2015 Portfolio - Adviser Class | ING Solution 2015 Portfolio - Initial Class | ING Solution 2015 Portfolio - Service Class | ING Solution 2015 Portfolio - Service 2 Class | ING Solution 2025 Portfolio - Adviser Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment Income: | | | | | |
| Dividends | $ 27 | $ 57 | $ 2,173 | $ 312 | $ 9 |
| Expenses: | | | | | |
| Mortality expense risk charges | 3 | 7 | 562 | 62 | 2 |
| Total expenses | 3 | 7 | 562 | 62 | 2 |
| Net investment income (loss) | 24 | 50 | 1,611 | 250 | 7 |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | 2 | 15 | 427 | 188 | 7 |
| Capital gains distributions | - | - | - | - | - |
| Total realized gain (loss) on investments and capital gains distributions | 2 | 15 | 427 | 188 | 7 |
| Net unrealized appreciation (depreciation) of investments | 48 | 71 | 3,313 | 377 | 54 |
| Net realized and unrealized gain (loss) on investments | 50 | 86 | 3,740 | 565 | 61 |
| Net increase (decrease) in net assets resulting from operations | $ 74 | $ 136 | $ 5,351 | $ 815 | $ 68 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the Year Ended December 31, 2013
*(Dollars in thousands)*

| | ING Solution 2025 Portfolio - Initial Class | ING Solution 2025 Portfolio - Service Class | ING Solution 2025 Portfolio - Service 2 Class | ING Solution 2035 Portfolio - Adviser Class | ING Solution 2035 Portfolio - Initial Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment Income: | | | | | |
| Dividends | $ 17 | $ 2,753 | $ 322 | $ 3 | $ 32 |
| Expenses: | | | | | |
| Mortality expense risk charges | 3 | 986 | 97 | 1 | 7 |
| Total expenses | 3 | 986 | 97 | 1 | 7 |
| Net investment income (loss) | 14 | 1,767 | 225 | 2 | 25 |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | 3 | (266) | 655 | 19 | 2 |
| Capital gains distributions | - | - | - | - | - |
| Total realized gain (loss) on investments and capital gains distributions | 3 | (266) | 655 | 19 | 2 |
| Net unrealized appreciation (depreciation) of investments | 81 | 16,037 | 1,280 | 23 | 255 |
| Net realized and unrealized gain (loss) on investments | 84 | 15,771 | 1,935 | 42 | 257 |
| Net increase (decrease) in net assets resulting from operations | $ 98 | $ 17,538 | $ 2,160 | $ 44 | $ 282 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the Year Ended December 31, 2013
*(Dollars in thousands)*

| | ING Solution 2035 Portfolio - Service Class | ING Solution 2035 Portfolio - Service 2 Class | ING Solution 2045 Portfolio - Adviser Class | ING Solution 2045 Portfolio - Initial Class | ING Solution 2045 Portfolio - Service Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment Income: | | | | | |
| Dividends | $ 2,092 | $ 235 | $ 2 | $ 21 | $ 1,339 |
| Expenses: | | | | | |
| Mortality expense risk charges | 866 | 93 | - | 5 | 633 |
| Total expenses | 866 | 93 | - | 5 | 633 |
| Net investment income (loss) | 1,226 | 142 | 2 | 16 | 706 |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | (2) | 968 | 7 | 7 | 234 |
| Capital gains distributions | - | - | - | - | - |
| Total realized gain (loss) on investments and capital gains distributions | (2) | 968 | 7 | 7 | 234 |
| Net unrealized appreciation (depreciation) of investments | 18,458 | 1,442 | 15 | 205 | 15,565 |
| Net realized and unrealized gain (loss) on investments | 18,456 | 2,410 | 22 | 212 | 15,799 |
| Net increase (decrease) in net assets resulting from operations | $ 19,682 | $ 2,552 | $ 24 | $ 228 | $ 16,505 |

*The accompanying notes are an integral part of these financial statements.*

## VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the Year Ended December 31, 2013
*(Dollars in thousands)*

| | ING Solution 2045 Portfolio - Service 2 Class | ING Solution 2055 Portfolio - Initial Class | ING Solution 2055 Portfolio - Service Class | ING Solution 2055 Portfolio - Service 2 Class | ING Solution Balanced Portfolio - Service Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment Income: | | | | | |
| Dividends | $ 129 | $ 2 | $ 65 | $ 6 | $ 62 |
| Expenses: | | | | | |
| Mortality expense risk charges | 58 | 1 | 42 | 4 | 26 |
| Total expenses | 58 | 1 | 42 | 4 | 26 |
| Net investment income (loss) | 71 | 1 | 23 | 2 | 36 |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | 1,431 | - | 278 | 59 | 72 |
| Capital gains distributions | - | 2 | 88 | 9 | 67 |
| Total realized gain (loss) on investments and capital gains distributions | 1,431 | 2 | 366 | 68 | 139 |
| Net unrealized appreciation (depreciation) of investments | 510 | 26 | 705 | 45 | 201 |
| Net realized and unrealized gain (loss) on investments | 1,941 | 28 | 1,071 | 113 | 340 |
| Net increase (decrease) in net assets resulting from operations | $ 2,012 | $ 29 | $ 1,094 | $ 115 | $ 376 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
# ING LIFE INSURANCE AND ANNUITY COMPANY
## Statements of Operations
## For the Year Ended December 31, 2013
### *(Dollars in thousands)*

| | ING Solution Income Portfolio - Adviser Class | ING Solution Income Portfolio - Initial Class | ING Solution Income Portfolio - Service Class | ING Solution Income Portfolio - Service 2 Class | ING Solution Moderately Conservative Portfolio - Service Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment Income: | | | | | |
|   Dividends | $ 8 | $ 78 | $ 518 | $ 65 | $ 118 |
| Expenses: | | | | | |
|   Mortality expense risk charges | 1 | 10 | 101 | 11 | 40 |
| Total expenses | 1 | 10 | 101 | 11 | 40 |
| Net investment income (loss) | 7 | 68 | 417 | 54 | 78 |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | 3 | 10 | 197 | 37 | 108 |
| Capital gains distributions | - | - | - | - | 118 |
| Total realized gain (loss) on investments and capital gains distributions | 3 | 10 | 197 | 37 | 226 |
| Net unrealized appreciation (depreciation) of investments | 6 | 67 | 274 | 12 | 42 |
| Net realized and unrealized gain (loss) on investments | 9 | 77 | 471 | 49 | 268 |
| Net increase (decrease) in net assets resulting from operations | $ 16 | $ 145 | $ 888 | $ 103 | $ 346 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the Year Ended December 31, 2013
*(Dollars in thousands)*

| | ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Adviser Class | ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class | ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class | ING T. Rowe Price Growth Equity Portfolio - Adviser Class | ING T. Rowe Price Growth Equity Portfolio - Initial Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment Income: | | | | | |
| Dividends | $ 1 | $ 1,044 | $ 1 | $ - | $ 56 |
| Expenses: | | | | | |
| Mortality expense risk charges | 2 | 3,713 | 5 | 5 | 2,595 |
| Total expenses | 2 | 3,713 | 5 | 5 | 2,595 |
| Net investment income (loss) | (1) | (2,669) | (4) | (5) | (2,539) |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | 81 | 12,606 | 29 | 51 | 15,644 |
| Capital gains distributions | 5 | 4,104 | 9 | - | - |
| Total realized gain (loss) on investments and capital gains distributions | 86 | 16,710 | 38 | 51 | 15,644 |
| Net unrealized appreciation (depreciation) of investments | 46 | 90,956 | 172 | 402 | 79,037 |
| Net realized and unrealized gain (loss) on investments | 132 | 107,666 | 210 | 453 | 94,681 |
| Net increase (decrease) in net assets resulting from operations | $ 131 | $ 104,997 | $ 206 | $ 448 | $ 92,142 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the Year Ended December 31, 2013
*(Dollars in thousands)*

| | ING T. Rowe Price Growth Equity Portfolio - Service Class | ING Templeton Foreign Equity Portfolio - Adviser Class | ING Templeton Foreign Equity Portfolio - Initial Class | ING Templeton Foreign Equity Portfolio - Service Class | ING UBS U.S. Large Cap Equity Portfolio - Adviser Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment Income: | | | | | |
| Dividends | $ 1 | $ 6 | $ 1,626 | $ 4 | $ - |
| Expenses: | | | | | |
| Mortality expense risk charges | 19 | 2 | 1,089 | 1 | - |
| Total expenses | 19 | 2 | 1,089 | 1 | - |
| Net investment income (loss) | (18) | 4 | 537 | 3 | - |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | 159 | 33 | (1,177) | 7 | 23 |
| Capital gains distributions | - | - | - | - | - |
| Total realized gain (loss) on investments and capital gains distributions | 159 | 33 | (1,177) | 7 | 23 |
| Net unrealized appreciation (depreciation) of investments | 951 | 57 | 19,663 | 49 | (15) |
| Net realized and unrealized gain (loss) on investments | 1,110 | 90 | 18,486 | 56 | 8 |
| Net increase (decrease) in net assets resulting from operations | $ 1,092 | $ 94 | $ 19,023 | $ 59 | $ 8 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the Year Ended December 31, 2013
*(Dollars in thousands)*

| | ING UBS U.S. Large Cap Equity Portfolio - Initial Class | ING UBS U.S. Large Cap Equity Portfolio - Service Class | ING Core Equity Research Fund - Class A | ING Strategic Allocation Conservative Portfolio - Class I | ING Strategic Allocation Growth Portfolio - Class I |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment Income: | | | | | |
| Dividends | $ 320 | $ - | $ 1 | $ 913 | $ 1,202 |
| Expenses: | | | | | |
| Mortality expense risk charges | 167 | - | 1 | 341 | 689 |
| Total expenses | 167 | - | 1 | 341 | 689 |
| Net investment income (loss) | 153 | - | - | 572 | 513 |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | 16,354 | 3 | 26 | 55 | (1,906) |
| Capital gains distributions | - | - | - | - | - |
| Total realized gain (loss) on investments and capital gains distributions | 16,354 | 3 | 26 | 55 | (1,906) |
| Net unrealized appreciation (depreciation) of investments | (9,707) | (1) | 17 | 3,067 | 15,036 |
| Net realized and unrealized gain (loss) on investments | 6,647 | 2 | 43 | 3,122 | 13,130 |
| Net increase (decrease) in net assets resulting from operations | $ 6,800 | $ 2 | $ 43 | $ 3,694 | $ 13,643 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
# ING LIFE INSURANCE AND ANNUITY COMPANY
## Statements of Operations
## For the Year Ended December 31, 2013
*(Dollars in thousands)*

| | ING Strategic Allocation Moderate Portfolio - Class I | ING Growth and Income Portfolio - Class A | ING Growth and Income Portfolio - Class I | ING Growth and Income Portfolio - Class S | ING GET U.S. Core Portfolio - Series 11 |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment Income: | | | | | |
| Dividends | $ 1,383 | $ 13 | $ 17,020 | $ 2 | $ - |
| Expenses: | | | | | |
| Mortality expense risk charges | 605 | 5 | 13,985 | 9 | - |
| Total expenses | 605 | 5 | 13,985 | 9 | - |
| Net investment income (loss) | 778 | 8 | 3,035 | (7) | - |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | (1,847) | 104 | 2,547 | 1,198 | - |
| Capital gains distributions | - | - | - | - | - |
| Total realized gain (loss) on investments and capital gains distributions | (1,847) | 104 | 2,547 | 1,198 | - |
| Net unrealized appreciation (depreciation) of investments | 10,508 | 240 | 318,111 | (664) | - |
| Net realized and unrealized gain (loss) on investments | 8,661 | 344 | 320,658 | 534 | - |
| Net increase (decrease) in net assets resulting from operations | $ 9,439 | $ 352 | $ 323,693 | $ 527 | $ - |

*The accompanying notes are an integral part of these financial statements.*

## VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the Year Ended December 31, 2013
*(Dollars in thousands)*

| | ING BlackRock Science and Technology Opportunities Portfolio - Adviser Class | ING BlackRock Science and Technology Opportunities Portfolio - Class I | ING Index Plus LargeCap Portfolio - Class I | ING Index Plus LargeCap Portfolio - Class S | ING Index Plus MidCap Portfolio - Class I |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment Income: | | | | | |
| Dividends | $ - | $ - | $ 5,398 | $ 5 | $ 3,823 |
| Expenses: | | | | | |
| Mortality expense risk charges | - | 94 | 3,029 | 1 | 3,060 |
| Total expenses | - | 94 | 3,029 | 1 | 3,060 |
| Net investment income (loss) | - | (94) | 2,369 | 4 | 763 |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | - | (842) | 11,741 | 18 | 6,231 |
| Capital gains distributions | - | 5,890 | - | - | - |
| Total realized gain (loss) on investments and capital gains distributions | - | 5,048 | 11,741 | 18 | 6,231 |
| Net unrealized appreciation (depreciation) of investments | - | (3,069) | 67,358 | 71 | 89,396 |
| Net realized and unrealized gain (loss) on investments | - | 1,979 | 79,099 | 89 | 95,627 |
| Net increase (decrease) in net assets resulting from operations | $ - | $ 1,885 | $ 81,468 | $ 93 | $ 96,390 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the Year Ended December 31, 2013
*(Dollars in thousands)*

| | ING Index Plus MidCap Portfolio - Class S | ING Index Plus SmallCap Portfolio - Class I | ING Index Plus SmallCap Portfolio - Class S | ING International Index Portfolio - Class I | ING International Index Portfolio - Class S |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment Income: | | | | | |
| Dividends | $ 4 | $ 1,239 | $ 1 | $ 531 | $ - |
| Expenses: | | | | | |
| Mortality expense risk charges | 2 | 1,256 | 1 | 230 | - |
| Total expenses | 2 | 1,256 | 1 | 230 | - |
| Net investment income (loss) | 2 | (17) | - | 301 | - |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | 9 | 1,325 | 8 | 673 | - |
| Capital gains distributions | - | - | - | - | - |
| Total realized gain (loss) on investments and capital gains distributions | 9 | 1,325 | 8 | 673 | - |
| Net unrealized appreciation (depreciation) of investments | 115 | 43,693 | 61 | 3,396 | 1 |
| Net realized and unrealized gain (loss) on investments | 124 | 45,018 | 69 | 4,069 | 1 |
| Net increase (decrease) in net assets resulting from operations | $ 126 | $ 45,001 | $ 69 | $ 4,370 | $ 1 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the Year Ended December 31, 2013
*(Dollars in thousands)*

| | ING Russell™ Large Cap Growth Index Portfolio - Class I | ING Russell™ Large Cap Growth Index Portfolio - Class S | ING Russell™ Large Cap Index Portfolio - Class I | ING Russell™ Large Cap Index Portfolio - Class S | ING Russell™ Large Cap Value Index Portfolio - Class I |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment Income: | | | | | |
| Dividends | $ 142 | $ 9 | $ 449 | $ 1 | $ 5 |
| Expenses: | | | | | |
| Mortality expense risk charges | 104 | 3 | 268 | 1 | 4 |
| Total expenses | 104 | 3 | 268 | 1 | 4 |
| Net investment income (loss) | 38 | 6 | 181 | - | 1 |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | 735 | 9 | 1,338 | 3 | 60 |
| Capital gains distributions | - | - | - | - | 2 |
| Total realized gain (loss) on investments and capital gains distributions | 735 | 9 | 1,338 | 3 | 62 |
| Net unrealized appreciation (depreciation) of investments | 1,983 | 192 | 6,588 | 35 | 21 |
| Net realized and unrealized gain (loss) on investments | 2,718 | 201 | 7,926 | 38 | 83 |
| Net increase (decrease) in net assets resulting from operations | $ 2,756 | $ 207 | $ 8,107 | $ 38 | $ 84 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the Year Ended December 31, 2013
*(Dollars in thousands)*

| | ING Russell™ Large Cap Value Index Portfolio - Class S | ING Russell™ Mid Cap Growth Index Portfolio - Class S | ING Russell™ Mid Cap Index Portfolio - Class I | ING Russell™ Small Cap Index Portfolio - Class I | ING Small Company Portfolio - Class I |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment Income: | | | | | |
| Dividends | $ 77 | $ 48 | $ 375 | $ 228 | $ 706 |
| Expenses: | | | | | |
| Mortality expense risk charges | 53 | 63 | 244 | 157 | 1,338 |
| Total expenses | 53 | 63 | 244 | 157 | 1,338 |
| Net investment income (loss) | 24 | (15) | 131 | 71 | (632) |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | 420 | 541 | 1,407 | 587 | 860 |
| Capital gains distributions | 36 | - | 939 | 576 | 10,987 |
| Total realized gain (loss) on investments and capital gains distributions | 456 | 541 | 2,346 | 1,163 | 11,847 |
| Net unrealized appreciation (depreciation) of investments | 881 | 1,487 | 7,141 | 4,457 | 32,065 |
| Net realized and unrealized gain (loss) on investments | 1,337 | 2,028 | 9,487 | 5,620 | 43,912 |
| Net increase (decrease) in net assets resulting from operations | $ 1,361 | $ 2,013 | $ 9,618 | $ 5,691 | $ 43,280 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the Year Ended December 31, 2013
*(Dollars in thousands)*

| | ING Small Company Portfolio - Class S | ING U.S. Bond Index Portfolio - Class I | ING International Value Portfolio - Class I | ING International Value Portfolio - Class S | ING MidCap Opportunities Portfolio - Class I |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment Income: | | | | | |
| Dividends | $ 1 | $ 199 | $ 1,587 | $ 5 | $ 34 |
| Expenses: | | | | | |
| Mortality expense risk charges | 1 | 92 | 442 | 1 | 884 |
| Total expenses | 1 | 92 | 442 | 1 | 884 |
| Net investment income (loss) | - | 107 | 1,145 | 4 | (850) |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | 2 | (125) | (5,597) | (2) | 5,484 |
| Capital gains distributions | 20 | 110 | - | - | 2,444 |
| Total realized gain (loss) on investments and capital gains distributions | 22 | (15) | (5,597) | (2) | 7,928 |
| Net unrealized appreciation (depreciation) of investments | 57 | (464) | 15,690 | 38 | 16,439 |
| Net realized and unrealized gain (loss) on investments | 79 | (479) | 10,093 | 36 | 24,367 |
| Net increase (decrease) in net assets resulting from operations | $ 79 | $ (372) | $ 11,238 | $ 40 | $ 23,517 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the Year Ended December 31, 2013
*(Dollars in thousands)*

| | ING MidCap Opportunities Portfolio - Class S | ING SmallCap Opportunities Portfolio - Class I | ING SmallCap Opportunities Portfolio - Class S | Janus Aspen Series Balanced Portfolio - Institutional Shares | Janus Aspen Series Enterprise Portfolio - Institutional Shares |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment Income: | | | | | |
| Dividends | $ - | $ - | $ - | $ 3 | $ 1 |
| Expenses: | | | | | |
| Mortality expense risk charges | 9 | 305 | - | 2 | 4 |
| Total expenses | 9 | 305 | - | 2 | 4 |
| Net investment income (loss) | (9) | (305) | - | 1 | (3) |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | 317 | 3,102 | 4 | 3 | 33 |
| Capital gains distributions | 43 | 2,064 | 6 | 7 | - |
| Total realized gain (loss) on investments and capital gains distributions | 360 | 5,166 | 10 | 10 | 33 |
| Net unrealized appreciation (depreciation) of investments | 67 | 6,273 | 20 | 13 | 53 |
| Net realized and unrealized gain (loss) on investments | 427 | 11,439 | 30 | 23 | 86 |
| Net increase (decrease) in net assets resulting from operations | $ 418 | $ 11,134 | $ 30 | $ 24 | $ 83 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the Year Ended December 31, 2013
*(Dollars in thousands)*

| | Janus Aspen Series Flexible Bond Portfolio - Institutional Shares | Janus Aspen Series Global Research Portfolio - Institutional Shares | Janus Aspen Series Janus Portfolio - Institutional Shares | JPMorgan Government Bond Fund - Select Class | Lazard Emerging Markets Equity Portfolio - Open Shares |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment Income: | | | | | |
| Dividends | $ 2 | $ 2 | $ 1 | $ 7 | $ - |
| Expenses: | | | | | |
| Mortality expense risk charges | - | 2 | 1 | 2 | - |
| Total expenses | - | 2 | 1 | 2 | - |
| Net investment income (loss) | 2 | - | - | 5 | - |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | - | 1 | 2 | (7) | - |
| Capital gains distributions | 1 | - | - | 1 | - |
| Total realized gain (loss) on investments and capital gains distributions | 1 | 1 | 2 | (6) | - |
| Net unrealized appreciation (depreciation) of investments | (2) | 34 | 17 | (15) | - |
| Net realized and unrealized gain (loss) on investments | (1) | 35 | 19 | (21) | - |
| Net increase (decrease) in net assets resulting from operations | $ 1 | $ 35 | $ 19 | $ (16) | $ - |

*The accompanying notes are an integral part of these financial statements.*

| | Lazard U.S. Mid Cap Equity Portfolio - Open Shares | LKCM Aquinas Growth Fund | Loomis Sayles Small Cap Value Fund - Retail Class | Lord Abbett Developing Growth Fund - Class A | Lord Abbett Core Fixed Income Fund - Class A |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment Income: | | | | | |
| Dividends | $ 13 | $ - | $ 3 | $ - | $ 1 |
| Expenses: | | | | | |
| Mortality expense risk charges | 29 | 3 | 126 | 2 | 1 |
| Total expenses | 29 | 3 | 126 | 2 | 1 |
| Net investment income (loss) | (16) | (3) | (123) | (2) | - |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | 296 | 13 | 552 | 3 | - |
| Capital gains distributions | - | 36 | 1,272 | 43 | - |
| Total realized gain (loss) on investments and capital gains distributions | 296 | 49 | 1,824 | 46 | - |
| Net unrealized appreciation (depreciation) of investments | 936 | 40 | 2,154 | 36 | (2) |
| Net realized and unrealized gain (loss) on investments | 1,232 | 89 | 3,978 | 82 | (2) |
| Net increase (decrease) in net assets resulting from operations | $ 1,216 | $ 86 | $ 3,855 | $ 80 | $ (2) |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the Year Ended December 31, 2013
*(Dollars in thousands)*

| | Lord Abbett Mid Cap Stock Fund - Class A | Lord Abbett SmallCap Value Fund - Class A | Lord Abbett Fundamental Equity Fund - Class A | Lord Abbett Series Fund MidCap Stock Portfolio - Class VC | MainStay Large Cap Growth Fund - Class R3 |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment Income: | | | | | |
| Dividends | $ 4 | $ - | $ 1 | $ 405 | $ - |
| Expenses: | | | | | |
| Mortality expense risk charges | 8 | 12 | 2 | 942 | - |
| Total expenses | 8 | 12 | 2 | 942 | - |
| Net investment income (loss) | (4) | (12) | (1) | (537) | - |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | 151 | 74 | 6 | (309) | 2 |
| Capital gains distributions | - | 326 | 37 | - | 30 |
| Total realized gain (loss) on investments and capital gains distributions | 151 | 400 | 43 | (309) | 32 |
| Net unrealized appreciation (depreciation) of investments | 101 | (8) | 20 | 26,886 | 127 |
| Net realized and unrealized gain (loss) on investments | 252 | 392 | 63 | 26,577 | 159 |
| Net increase (decrease) in net assets resulting from operations | $ 248 | $ 380 | $ 62 | $ 26,040 | $ 159 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the Year Ended December 31, 2013
*(Dollars in thousands)*

| | Massachusetts Investors Growth Stock Fund - Class A | Metropolitan West Total Return Bond Fund - Class M Shares | Neuberger Berman Genesis Fund - Trust Class | Neuberger Berman Socially Responsive Fund - Trust Class | New Perspective Fund - Class R-3 |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment Income: | | | | | |
| Dividends | $ 3 | $ 23 | $ 1 | $ 139 | $ 12 |
| Expenses: | | | | | |
| Mortality expense risk charges | 4 | 8 | 1 | 118 | 9 |
| Total expenses | 4 | 8 | 1 | 118 | 9 |
| Net investment income (loss) | (1) | 15 | - | 21 | 3 |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | 45 | (1) | - | 654 | 240 |
| Capital gains distributions | 7 | 20 | 13 | 1,241 | 109 |
| Total realized gain (loss) on investments and capital gains distributions | 52 | 19 | 13 | 1,895 | 349 |
| Net unrealized appreciation (depreciation) of investments | 88 | (18) | 32 | 1,684 | 177 |
| Net realized and unrealized gain (loss) on investments | 140 | 1 | 45 | 3,579 | 526 |
| Net increase (decrease) in net assets resulting from operations | $ 139 | $ 16 | $ 45 | $ 3,600 | $ 529 |

*The accompanying notes are an integral part of these financial statements.*

117

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the Year Ended December 31, 2013
*(Dollars in thousands)*

| | New Perspective Fund - Class R-4 | Oppenheimer Capital Appreciation Fund - Class A | Oppenheimer Developing Markets Fund - Class A | Oppenheimer Developing Markets Fund - Class Y | Oppenheimer Gold & Special Minerals Fund - Class A |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment Income: | | | | | |
| Dividends | $ 872 | $ - | $ 267 | $ 172 | $ - |
| Expenses: | | | | | |
| Mortality expense risk charges | 832 | 2 | 2,843 | 166 | - |
| Total expenses | 832 | 2 | 2,843 | 166 | - |
| Net investment income (loss) | 40 | (2) | (2,576) | 6 | - |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | (62) | 107 | (4,297) | 496 | (3) |
| Capital gains distributions | 5,123 | 4 | 1,314 | 188 | - |
| Total realized gain (loss) on investments and capital gains distributions | 5,061 | 111 | (2,983) | 684 | (3) |
| Net unrealized appreciation (depreciation) of investments | 18,214 | (49) | 24,650 | 2,350 | (7) |
| Net realized and unrealized gain (loss) on investments | 23,275 | 62 | 21,667 | 3,034 | (10) |
| Net increase (decrease) in net assets resulting from operations | $ 23,315 | $ 60 | $ 19,091 | $ 3,040 | $ (10) |

*The accompanying notes are an integral part of these financial statements.*

## VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the Year Ended December 31, 2013
*(Dollars in thousands)*

| | Oppenheimer International Bond Fund - Class A | Oppenheimer Discovery Mid Cap Growth Fund/VA | Oppenheimer Global Fund/VA | Oppenheimer Global Strategic Income Fund/VA | Oppenheimer Main Street Fund®/VA |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment Income: | | | | | |
| Dividends | $ 5 | $ - | $ 3 | $ 5 | $ 1 |
| Expenses: | | | | | |
| Mortality expense risk charges | 1 | 1 | 2 | 1 | 1 |
| Total expenses | 1 | 1 | 2 | 1 | 1 |
| Net investment income (loss) | 4 | (1) | 1 | 4 | - |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | (2) | 2 | 1 | 1 | 2 |
| Capital gains distributions | - | - | - | - | - |
| Total realized gain (loss) on investments and capital gains distributions | (2) | 2 | 1 | 1 | 2 |
| Net unrealized appreciation (depreciation) of investments | (9) | 12 | 55 | (6) | 17 |
| Net realized and unrealized gain (loss) on investments | (11) | 14 | 56 | (5) | 19 |
| Net increase (decrease) in net assets resulting from operations | $ (7) | $ 13 | $ 57 | $ (1) | $ 19 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the Year Ended December 31, 2013
*(Dollars in thousands)*

| | Oppenheimer Main Street Small Cap Fund®/VA | Parnassus Equity Income Fund - Investor Shares | Pax World Balanced Fund - Individual Investor Class | PIMCO Real Return Portfolio - Administrative Class | Pioneer Equity Income Fund - Class Y |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment Income: | | | | | |
| Dividends | $ 142 | $ 60 | $ 387 | $ 2,797 | $ 82 |
| Expenses: | | | | | |
| Mortality expense risk charges | 154 | 31 | 490 | 1,715 | 29 |
| Total expenses | 154 | 31 | 490 | 1,715 | 29 |
| Net investment income (loss) | (12) | 29 | (103) | 1,082 | 53 |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | 985 | 99 | 100 | 7,260 | 34 |
| Capital gains distributions | 187 | 314 | 5,189 | 1,223 | 146 |
| Total realized gain (loss) on investments and capital gains distributions | 1,172 | 413 | 5,289 | 8,483 | 180 |
| Net unrealized appreciation (depreciation) of investments | 4,192 | 414 | 1,581 | (31,921) | 441 |
| Net realized and unrealized gain (loss) on investments | 5,364 | 827 | 6,870 | (23,438) | 621 |
| Net increase (decrease) in net assets resulting from operations | $ 5,352 | $ 856 | $ 6,767 | $ (22,356) | $ 674 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Operations**
**For the Year Ended December 31, 2013**
*(Dollars in thousands)*

| | Pioneer High Yield Fund - Class A | Pioneer Strategic Income Fund - Class A | Pioneer Emerging Markets VCT Portfolio - Class I | Pioneer High Yield VCT Portfolio - Class I | Columbia Diversified Equity Income Fund - Class K |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment Income: | | | | | |
| Dividends | $ 100 | $ 60 | $ 161 | $ 1,587 | $ 130 |
| Expenses: | | | | | |
| Mortality expense risk charges | 13 | 8 | 123 | 295 | 71 |
| Total expenses | 13 | 8 | 123 | 295 | 71 |
| Net investment income (loss) | 87 | 52 | 38 | 1,292 | 59 |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | 103 | 13 | 340 | (21) | 503 |
| Capital gains distributions | 68 | 19 | - | 1,775 | - |
| Total realized gain (loss) on investments and capital gains distributions | 171 | 32 | 340 | 1,754 | 503 |
| Net unrealized appreciation (depreciation) of investments | (28) | (71) | (913) | 39 | 1,655 |
| Net realized and unrealized gain (loss) on investments | 143 | (39) | (573) | 1,793 | 2,158 |
| Net increase (decrease) in net assets resulting from operations | $ 230 | $ 13 | $ (535) | $ 3,085 | $ 2,217 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Operations**
**For the Year Ended December 31, 2013**
*(Dollars in thousands)*

| | Royce Total Return Fund - K Class | SMALLCAP World Fund® - Class R-4 | T. Rowe Price Mid-Cap Value Fund - R Class | T. Rowe Price Value Fund - Advisor Class | Templeton Foreign Fund - Class A |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment Income: | | | | | |
| Dividends | $ - | $ - | $ 2 | $ 3 | $ 24 |
| Expenses: | | | | | |
| Mortality expense risk charges | - | 101 | 5 | 3 | 10 |
| Total expenses | - | 101 | 5 | 3 | 10 |
| Net investment income (loss) | - | (101) | (3) | - | 14 |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | - | 365 | 80 | 34 | 102 |
| Capital gains distributions | - | 575 | 40 | 15 | 63 |
| Total realized gain (loss) on investments and capital gains distributions | - | 940 | 120 | 49 | 165 |
| Net unrealized appreciation (depreciation) of investments | - | 1,605 | 115 | 30 | 171 |
| Net realized and unrealized gain (loss) on investments | - | 2,545 | 235 | 79 | 336 |
| Net increase (decrease) in net assets resulting from operations | $ - | $ 2,444 | $ 232 | $ 79 | $ 350 |

*The accompanying notes are an integral part of these financial statements.*

122

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the Year Ended December 31, 2013
*(Dollars in thousands)*

| | Templeton Global Bond Fund - Advisor Class | Templeton Global Bond Fund - Class A | Thornburg International Value Fund - Class R4 | USAA Precious Metals and Minerals Fund - Adviser Shares | Diversified Value Portfolio |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment Income: | | | | | |
| Dividends | $ 1,683 | $ 8,207 | $ - | $ - | $ 2 |
| Expenses: | | | | | |
| Mortality expense risk charges | 179 | 1,992 | - | 64 | 1 |
| Total expenses | 179 | 1,992 | - | 64 | 1 |
| Net investment income (loss) | 1,504 | 6,215 | - | (64) | 1 |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | (4) | 1,806 | - | (2,926) | - |
| Capital gains distributions | 9 | 47 | - | - | - |
| Total realized gain (loss) on investments and capital gains distributions | 5 | 1,853 | - | (2,926) | - |
| Net unrealized appreciation (depreciation) of investments | (907) | (5,834) | 6 | (1,813) | 23 |
| Net realized and unrealized gain (loss) on investments | (902) | (3,981) | 6 | (4,739) | 23 |
| Net increase (decrease) in net assets resulting from operations | $ 602 | $ 2,234 | $ 6 | $ (4,803) | $ 24 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Operations**
**For the Year Ended December 31, 2013**
*(Dollars in thousands)*

| | Equity Income Portfolio | Small Company Growth Portfolio | Victory Small Company Opportunity Fund - Class R | Wanger International | Wanger Select |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment Income: | | | | | |
| Dividends | $ 12 | $ - | $ - | $ 1,082 | $ 252 |
| Expenses: | | | | | |
| Mortality expense risk charges | 4 | - | - | 323 | 734 |
| Total expenses | 4 | - | - | 323 | 734 |
| Net investment income (loss) | 8 | - | - | 759 | (482) |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | 87 | 7 | - | 1,101 | 1,217 |
| Capital gains distributions | - | 2 | 1 | 2,753 | 1,276 |
| Total realized gain (loss) on investments and capital gains distributions | 87 | 9 | 1 | 3,854 | 2,493 |
| Net unrealized appreciation (depreciation) of investments | (2) | 2 | 3 | 3,215 | 23,722 |
| Net realized and unrealized gain (loss) on investments | 85 | 11 | 4 | 7,069 | 26,215 |
| Net increase (decrease) in net assets resulting from operations | $ 93 | $ 11 | $ 4 | $ 7,828 | $ 25,733 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the Year Ended December 31, 2013
*(Dollars in thousands)*

| | Wanger USA | Washington Mutual Investors Fund - Class R-3 | Washington Mutual Investors Fund - Class R-4 | Wells Fargo Advantage Small Cap Value Fund - Class A | Wells Fargo Advantage Special Small Cap Value Fund - Class A |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Investment Income: | | | | | |
| Dividends | $ 91 | $ 90 | $ 2,511 | $ - | $ 125 |
| Expenses: | | | | | |
| Mortality expense risk charges | 508 | 22 | 1,101 | 1 | 1,146 |
| Total expenses | 508 | 22 | 1,101 | 1 | 1,146 |
| Net investment income (loss) | (417) | 68 | 1,410 | (1) | (1,021) |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | 1,131 | 302 | 1,611 | 20 | 214 |
| Capital gains distributions | 5,803 | 92 | 2,302 | 11 | 6,994 |
| Total realized gain (loss) on investments and capital gains distributions | 6,934 | 394 | 3,913 | 31 | 7,208 |
| Net unrealized appreciation (depreciation) of investments | 12,172 | 730 | 23,143 | (12) | 26,823 |
| Net realized and unrealized gain (loss) on investments | 19,106 | 1,124 | 27,056 | 19 | 34,031 |
| Net increase (decrease) in net assets resulting from operations | $ 18,689 | $ 1,192 | $ 28,466 | $ 18 | $ 33,010 |

*The accompanying notes are an integral part of these financial statements.*

125

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2013 and 2012
*(Dollars in thousands)*

| | Invesco Mid Cap Core Equity Fund - Class A | Invesco Small Cap Growth Fund - Class A | Invesco International Growth Fund - Class R5 | Invesco Endeavor Fund - Class A |
|---|---|---|---|---|
| **Net assets at January 1, 2012** | $ 4,891 | $ 32 | $ - | $ - |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (20) | - | - | - |
| Total realized gain (loss) on investments and capital gains distributions | 442 | 8 | - | 3 |
| Net unrealized appreciation (depreciation) of investments | 17 | (3) | - | (1) |
| Net increase (decrease) in net assets resulting from operations | 439 | 5 | - | 2 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (778) | (11) | 30 | 34 |
| Increase (decrease) in net assets derived from principal transactions | (778) | (11) | 30 | 34 |
| Total increase (decrease) in net assets | (339) | (6) | 30 | 36 |
| **Net assets at December 31, 2012** | 4,552 | 26 | 30 | 36 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (45) | - | 2 | - |
| Total realized gain (loss) on investments and capital gains distributions | 698 | 3 | 1 | 6 |
| Net unrealized appreciation (depreciation) of investments | 553 | 7 | 18 | 6 |
| Net increase (decrease) in net assets resulting from operations | 1,206 | 10 | 21 | 12 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (1,184) | 2 | 166 | 15 |
| Increase (decrease) in net assets derived from principal transactions | (1,184) | 2 | 166 | 15 |
| Total increase (decrease) in net assets | 22 | 12 | 187 | 27 |
| **Net assets at December 31, 2013** | $ 4,574 | $ 38 | $ 217 | $ 63 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2013 and 2012
*(Dollars in thousands)*

| | Invesco Global Health Care Fund - Investor Class | Invesco Small Cap Value Fund - Class A | Invesco V.I. American Franchise Fund - Series I Shares | Invesco V.I. Core Equity Fund - Series I Shares |
|---|---|---|---|---|
| **Net assets at January 1, 2012** | $ 176 | $ 82 | $ - | $ 34,790 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (1) | (1) | (138) | (24) |
| Total realized gain (loss) on investments and capital gains distributions | 27 | 13 | (115) | 725 |
| Net unrealized appreciation (depreciation) of investments | 12 | 6 | (476) | 3,530 |
| Net increase (decrease) in net assets resulting from operations | 38 | 18 | (729) | 4,231 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 20 | 41 | 20,484 | (4,339) |
| Increase (decrease) in net assets derived from principal transactions | 20 | 41 | 20,484 | (4,339) |
| Total increase (decrease) in net assets | 58 | 59 | 19,755 | (108) |
| **Net assets at December 31, 2012** | 234 | 141 | 19,755 | 34,682 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (1) | (2) | (129) | 131 |
| Total realized gain (loss) on investments and capital gains distributions | 41 | 26 | 349 | 1,550 |
| Net unrealized appreciation (depreciation) of investments | 59 | 56 | 7,115 | 7,604 |
| Net increase (decrease) in net assets resulting from operations | 99 | 80 | 7,335 | 9,285 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 23 | 97 | (1,025) | (3,816) |
| Increase (decrease) in net assets derived from principal transactions | 23 | 97 | (1,025) | (3,816) |
| Total increase (decrease) in net assets | 122 | 177 | 6,310 | 5,469 |
| **Net assets at December 31, 2013** | $ 356 | $ 318 | $ 26,065 | $ 40,151 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Changes in Net Assets**
**For the Years Ended December 31, 2013 and 2012**
*(Dollars in thousands)*

| | Alger Capital Appreciation Fund - Class A | Alger Green Fund - Class A | AllianceBernstein Growth and Income Fund, Inc. - Class A | AllianceBernstein Growth and Income Portfolio - Class A |
|---|---|---|---|---|
| **Net assets at January 1, 2012** | $ - | $ 1,622 | $ 172 | $ 473 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 2 | (17) | - | 2 |
| Total realized gain (loss) on investments and capital gains distributions | 2 | 45 | 9 | 11 |
| Net unrealized appreciation (depreciation) of investments | 10 | 207 | 19 | 63 |
| Net increase (decrease) in net assets resulting from operations | 14 | 235 | 28 | 76 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 478 | 173 | 1 | (73) |
| Increase (decrease) in net assets derived from principal transactions | 478 | 173 | 1 | (73) |
| Total increase (decrease) in net assets | 492 | 408 | 29 | 3 |
| **Net assets at December 31, 2012** | 492 | 2,030 | 201 | 476 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (2) | (33) | (1) | - |
| Total realized gain (loss) on investments and capital gains distributions | 49 | 417 | 38 | 66 |
| Net unrealized appreciation (depreciation) of investments | 127 | 492 | 14 | 87 |
| Net increase (decrease) in net assets resulting from operations | 174 | 876 | 51 | 153 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 57 | 1,306 | (69) | 45 |
| Increase (decrease) in net assets derived from principal transactions | 57 | 1,306 | (69) | 45 |
| Total increase (decrease) in net assets | 231 | 2,182 | (18) | 198 |
| **Net assets at December 31, 2013** | $ 723 | $ 4,212 | $ 183 | $ 674 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2013 and 2012
*(Dollars in thousands)*

| | AllianzGI NFJ Dividend Value Fund - Class A | AllianzGI NFJ Large-Cap Value Fund - Institutional Class | AllianzGI NFJ Small-Cap Value Fund - Class A | Amana Growth Fund |
|---|---|---|---|---|
| **Net assets at January 1, 2012** | $ 179 | $ 3,063 | $ 395 | $ 27,822 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 3 | 40 | 1 | (229) |
| Total realized gain (loss) on investments and capital gains distributions | 3 | 358 | 61 | 726 |
| Net unrealized appreciation (depreciation) of investments | 16 | (45) | (27) | 2,456 |
| Net increase (decrease) in net assets resulting from operations | 22 | 353 | 35 | 2,953 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 5 | (3,381) | (30) | 4,614 |
| Increase (decrease) in net assets derived from principal transactions | 5 | (3,381) | (30) | 4,614 |
| Total increase (decrease) in net assets | 27 | (3,028) | 5 | 7,567 |
| **Net assets at December 31, 2012** | 206 | 35 | 400 | 35,389 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 3 | 1 | 1 | (135) |
| Total realized gain (loss) on investments and capital gains distributions | 9 | 4 | 66 | 2,988 |
| Net unrealized appreciation (depreciation) of investments | 44 | 5 | 63 | 4,468 |
| Net increase (decrease) in net assets resulting from operations | 56 | 10 | 130 | 7,321 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (16) | (20) | 54 | (2,949) |
| Increase (decrease) in net assets derived from principal transactions | (16) | (20) | 54 | (2,949) |
| Total increase (decrease) in net assets | 40 | (10) | 184 | 4,372 |
| **Net assets at December 31, 2013** | $ 246 | $ 25 | $ 584 | $ 39,761 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Changes in Net Assets**
**For the Years Ended December 31, 2013 and 2012**
*(Dollars in thousands)*

| | Amana Income Fund | American Balanced Fund® - Class R-3 | American Century Inflation-Adjusted Bond Fund - Investor Class | American Century Income & Growth Fund - A Class |
|---|---|---|---|---|
| **Net assets at January 1, 2012** | $ 40,417 | $ 5,726 | $ 43,588 | $ 5,331 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 338 | 60 | 657 | 48 |
| Total realized gain (loss) on investments and capital gains distributions | 722 | 27 | 1,442 | (134) |
| Net unrealized appreciation (depreciation) of investments | 2,751 | 640 | 491 | 800 |
| Net increase (decrease) in net assets resulting from operations | 3,811 | 727 | 2,590 | 714 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 7,737 | (682) | 8,410 | 329 |
| Increase (decrease) in net assets derived from principal transactions | 7,737 | (682) | 8,410 | 329 |
| Total increase (decrease) in net assets | 11,548 | 45 | 11,000 | 1,043 |
| **Net assets at December 31, 2012** | 51,965 | 5,771 | 54,588 | 6,374 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 371 | 54 | 62 | 71 |
| Total realized gain (loss) on investments and capital gains distributions | 1,879 | 119 | 1,097 | (51) |
| Net unrealized appreciation (depreciation) of investments | 13,098 | 1,055 | (5,842) | 2,269 |
| Net increase (decrease) in net assets resulting from operations | 15,348 | 1,228 | (4,683) | 2,289 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 5,113 | 354 | (17,045) | 986 |
| Increase (decrease) in net assets derived from principal transactions | 5,113 | 354 | (17,045) | 986 |
| Total increase (decrease) in net assets | 20,461 | 1,582 | (21,728) | 3,275 |
| **Net assets at December 31, 2013** | $ 72,426 | $ 7,353 | $ 32,860 | $ 9,649 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Changes in Net Assets**
**For the Years Ended December 31, 2013 and 2012**
*(Dollars in thousands)*

| | Fundamental Investors - Class R-3 | Fundamental Investors - Class R-4 | American Funds American Mutual Fund® - Class R-4 | Ariel Appreciation Fund - Investor Class |
|---|---|---|---|---|
| **Net assets at January 1, 2012** | $ 1,093 | $ 32,351 | $ 6 | $ 679 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 6 | 135 | 1 | - |
| Total realized gain (loss) on investments and capital gains distributions | 55 | 1,817 | - | 160 |
| Net unrealized appreciation (depreciation) of investments | 117 | 3,203 | 1 | (31) |
| Net increase (decrease) in net assets resulting from operations | 178 | 5,155 | 2 | 129 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (68) | (222) | 53 | 58 |
| Increase (decrease) in net assets derived from principal transactions | (68) | (222) | 53 | 58 |
| Total increase (decrease) in net assets | 110 | 4,933 | 55 | 187 |
| **Net assets at December 31, 2012** | 1,203 | 37,284 | 61 | 866 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 10 | 218 | 7 | (1) |
| Total realized gain (loss) on investments and capital gains distributions | 108 | 3,287 | 22 | 205 |
| Net unrealized appreciation (depreciation) of investments | 312 | 8,071 | 51 | 105 |
| Net increase (decrease) in net assets resulting from operations | 430 | 11,576 | 80 | 309 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 303 | 2,336 | 747 | (435) |
| Increase (decrease) in net assets derived from principal transactions | 303 | 2,336 | 747 | (435) |
| Total increase (decrease) in net assets | 733 | 13,912 | 827 | (126) |
| **Net assets at December 31, 2013** | $ 1,936 | $ 51,196 | $ 888 | $ 740 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2013 and 2012
*(Dollars in thousands)*

| | Ariel Fund - Investor Class | Artisan International Fund - Investor Shares | Aston/Fairpointe Mid Cap Fund - Class N | BlackRock Equity Dividend Fund - Investor A Shares |
|---|---|---|---|---|
| **Net assets at January 1, 2012** | $ 3,064 | $ 2,674 | $ 5,556 | $ 487 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (2) | 16 | 5 | 12 |
| Total realized gain (loss) on investments and capital gains distributions | (59) | 76 | 293 | 16 |
| Net unrealized appreciation (depreciation) of investments | 614 | 680 | 661 | 51 |
| Net increase (decrease) in net assets resulting from operations | 553 | 772 | 959 | 79 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (289) | 1,597 | 2,377 | 448 |
| Increase (decrease) in net assets derived from principal transactions | (289) | 1,597 | 2,377 | 448 |
| Total increase (decrease) in net assets | 264 | 2,369 | 3,336 | 527 |
| **Net assets at December 31, 2012** | 3,328 | 5,043 | 8,892 | 1,014 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (26) | 12 | (184) | 13 |
| Total realized gain (loss) on investments and capital gains distributions | 726 | 439 | 3,506 | 33 |
| Net unrealized appreciation (depreciation) of investments | 1,692 | 1,143 | 3,023 | 210 |
| Net increase (decrease) in net assets resulting from operations | 2,392 | 1,594 | 6,345 | 256 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 4,847 | 3,647 | 18,198 | 164 |
| Increase (decrease) in net assets derived from principal transactions | 4,847 | 3,647 | 18,198 | 164 |
| Total increase (decrease) in net assets | 7,239 | 5,241 | 24,543 | 420 |
| **Net assets at December 31, 2013** | $ 10,567 | $ 10,284 | $ 33,435 | $ 1,434 |

*The accompanying notes are an integral part of these financial statements.*

## VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2013 and 2012
*(Dollars in thousands)*

| | BlackRock Mid Cap Value Opportunities Fund - Investor A Shares | Bond Fund of America - Class R-4 | Calvert VP SRI Balanced Portfolio | Capital World Growth & Income Fund[SM], Inc. - Class R-3 |
|---|---|---|---|---|
| **Net assets at January 1, 2012** | $ 7,480 | $ 9,219 | $ 44,041 | $ 415 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (60) | 162 | 79 | 7 |
| Total realized gain (loss) on investments and capital gains distributions | 425 | 99 | 275 | 6 |
| Net unrealized appreciation (depreciation) of investments | 654 | 214 | 3,725 | 62 |
| Net increase (decrease) in net assets resulting from operations | 1,019 | 475 | 4,079 | 75 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 1,265 | 1,260 | (1,946) | 23 |
| Increase (decrease) in net assets derived from principal transactions | 1,265 | 1,260 | (1,946) | 23 |
| Total increase (decrease) in net assets | 2,284 | 1,735 | 2,133 | 98 |
| **Net assets at December 31, 2012** | 9,764 | 10,954 | 46,174 | 513 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (77) | 135 | (2) | 10 |
| Total realized gain (loss) on investments and capital gains distributions | 1,976 | 141 | 5,099 | 12 |
| Net unrealized appreciation (depreciation) of investments | 1,750 | (591) | 2,569 | 104 |
| Net increase (decrease) in net assets resulting from operations | 3,649 | (315) | 7,666 | 126 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 2,703 | (1,395) | (1,140) | 46 |
| Increase (decrease) in net assets derived from principal transactions | 2,703 | (1,395) | (1,140) | 46 |
| Total increase (decrease) in net assets | 6,352 | (1,710) | 6,526 | 172 |
| **Net assets at December 31, 2013** | $ 16,116 | $ 9,244 | $ 52,700 | $ 685 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Changes in Net Assets**
**For the Years Ended December 31, 2013 and 2012**
*(Dollars in thousands)*

| | Cohen & Steers Realty Shares | Columbia<sup>SM</sup> Acorn Fund® - Class A | Columbia<sup>SM</sup> Acorn Fund® - Class Z | Columbia Mid Cap Value Fund - Class A |
|---|---|---|---|---|
| **Net assets at January 1, 2012** | $ 677 | $ 69 | $ 10,848 | $ 3,805 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 20 | (1) | - | (9) |
| Total realized gain (loss) on investments and capital gains distributions | 211 | 5 | 740 | 344 |
| Net unrealized appreciation (depreciation) of investments | (80) | 7 | 476 | 236 |
| Net increase (decrease) in net assets resulting from operations | 151 | 11 | 1,216 | 571 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 1,310 | 5 | (12,025) | (255) |
| Increase (decrease) in net assets derived from principal transactions | 1,310 | 5 | (12,025) | (255) |
| Total increase (decrease) in net assets | 1,461 | 16 | (10,809) | 316 |
| **Net assets at December 31, 2012** | 2,138 | 85 | 39 | 4,121 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 36 | (1) | (1) | (27) |
| Total realized gain (loss) on investments and capital gains distributions | 118 | 8 | 3 | 1,265 |
| Net unrealized appreciation (depreciation) of investments | (144) | 17 | 9 | 222 |
| Net increase (decrease) in net assets resulting from operations | 10 | 24 | 11 | 1,460 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 286 | (6) | 4 | 399 |
| Increase (decrease) in net assets derived from principal transactions | 286 | (6) | 4 | 399 |
| Total increase (decrease) in net assets | 296 | 18 | 15 | 1,859 |
| **Net assets at December 31, 2013** | $ 2,434 | $ 103 | $ 54 | $ 5,980 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2013 and 2012
*(Dollars in thousands)*

| | Columbia Mid Cap Value Fund - Class Z | CRM Mid Cap Value Fund - Investor Shares | Delaware Diversified Income Fund - Class A | Delaware Small Cap Value Fund - Class A |
|---|---|---|---|---|
| **Net assets at January 1, 2012** | $ 5,363 | $ 216 | $ - | $ - |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 20 | - | 3 | - |
| Total realized gain (loss) on investments and capital gains distributions | 389 | 5 | 7 | - |
| Net unrealized appreciation (depreciation) of investments | 103 | 28 | (8) | - |
| Net increase (decrease) in net assets resulting from operations | 512 | 33 | 2 | - |
| Changes from principal transactions: | | | | |
| Total unit transactions | (5,874) | (17) | 799 | - |
| Increase (decrease) in net assets derived from principal transactions | (5,874) | (17) | 799 | - |
| Total increase (decrease) in net assets | (5,362) | 16 | 801 | - |
| **Net assets at December 31, 2012** | 1 | 232 | 801 | - |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | (1) | 41 | - |
| Total realized gain (loss) on investments and capital gains distributions | - | 51 | (48) | 2 |
| Net unrealized appreciation (depreciation) of investments | - | 25 | (34) | 6 |
| Net increase (decrease) in net assets resulting from operations | - | 75 | (41) | 8 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 1 | 6 | 1,127 | 101 |
| Increase (decrease) in net assets derived from principal transactions | 1 | 6 | 1,127 | 101 |
| Total increase (decrease) in net assets | 1 | 81 | 1,086 | 109 |
| **Net assets at December 31, 2013** | $ 2 | $ 313 | $ 1,887 | $ 109 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Changes in Net Assets**
**For the Years Ended December 31, 2013 and 2012**
*(Dollars in thousands)*

| | Dodge & Cox International Stock Fund | Dodge & Cox Stock Fund | DWS Equity 500 Index Fund - Class S | Eaton Vance Large-Cap Value Fund - Class R |
|---|---|---|---|---|
| **Net assets at January 1, 2012** | $ 136 | $ 24 | $ 400 | $ 46 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 3 | - | 4 | 1 |
| Total realized gain (loss) on investments and capital gains distributions | (4) | 1 | 2 | 1 |
| Net unrealized appreciation (depreciation) of investments | 34 | 3 | 53 | 8 |
| Net increase (decrease) in net assets resulting from operations | 33 | 4 | 59 | 10 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 55 | - | 32 | 42 |
| Increase (decrease) in net assets derived from principal transactions | 55 | - | 32 | 42 |
| Total increase (decrease) in net assets | 88 | 4 | 91 | 52 |
| **Net assets at December 31, 2012** | 224 | 28 | 491 | 98 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 3 | - | 5 | - |
| Total realized gain (loss) on investments and capital gains distributions | 8 | 6 | 5 | 17 |
| Net unrealized appreciation (depreciation) of investments | 56 | 15 | 145 | 13 |
| Net increase (decrease) in net assets resulting from operations | 67 | 21 | 155 | 30 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 89 | 79 | 30 | 3 |
| Increase (decrease) in net assets derived from principal transactions | 89 | 79 | 30 | 3 |
| Total increase (decrease) in net assets | 156 | 100 | 185 | 33 |
| **Net assets at December 31, 2013** | $ 380 | $ 128 | $ 676 | $ 131 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
# ING LIFE INSURANCE AND ANNUITY COMPANY
## Statements of Changes in Net Assets
## For the Years Ended December 31, 2013 and 2012
*(Dollars in thousands)*

| | EuroPacific Growth Fund® - Class R-3 | EuroPacific Growth Fund® - Class R-4 | Fidelity® Advisor New Insights Fund - Institutional Class | Fidelity® VIP Equity-Income Portfolio - Initial Class |
|---|---|---|---|---|
| **Net assets at January 1, 2012** | $ 9,736 | $ 235,342 | $ 259 | $ 256,279 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 78 | 2,371 | (5) | 5,496 |
| Total realized gain (loss) on investments and capital gains distributions | (1,099) | (3,415) | 7 | 10,716 |
| Net unrealized appreciation (depreciation) of investments | 2,429 | 43,042 | 41 | 23,385 |
| Net increase (decrease) in net assets resulting from operations | 1,408 | 41,998 | 43 | 39,597 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (2,394) | (8,726) | 163 | (31,324) |
| Increase (decrease) in net assets derived from principal transactions | (2,394) | (8,726) | 163 | (31,324) |
| Total increase (decrease) in net assets | (986) | 33,272 | 206 | 8,273 |
| **Net assets at December 31, 2012** | 8,750 | 268,614 | 465 | 264,552 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 13 | 459 | (7) | 4,268 |
| Total realized gain (loss) on investments and capital gains distributions | 892 | (691) | 113 | 17,227 |
| Net unrealized appreciation (depreciation) of investments | 555 | 51,226 | 55 | 47,229 |
| Net increase (decrease) in net assets resulting from operations | 1,460 | 50,994 | 161 | 68,724 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (1,548) | (4,948) | 103 | (26,669) |
| Increase (decrease) in net assets derived from principal transactions | (1,548) | (4,948) | 103 | (26,669) |
| Total increase (decrease) in net assets | (88) | 46,046 | 264 | 42,055 |
| **Net assets at December 31, 2013** | $ 8,662 | $ 314,660 | $ 729 | $ 306,607 |

*The accompanying notes are an integral part of these financial statements.*

## VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2013 and 2012
*(Dollars in thousands)*

| | Fidelity® VIP Growth Portfolio - Initial Class | Fidelity® VIP High Income Portfolio - Initial Class | Fidelity® VIP Overseas Portfolio - Initial Class | Fidelity® VIP Contrafund® Portfolio - Initial Class |
|---|---|---|---|---|
| **Net assets at January 1, 2012** | $ 214,512 | $ 9,729 | $ 27,985 | $ 988,331 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (877) | 562 | 276 | 4,722 |
| Total realized gain (loss) on investments and capital gains distributions | 2,742 | 378 | (2,636) | 10,447 |
| Net unrealized appreciation (depreciation) of investments | 26,800 | 392 | 7,492 | 134,125 |
| Net increase (decrease) in net assets resulting from operations | 28,665 | 1,332 | 5,132 | 149,294 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (18,100) | 1,106 | (3,738) | (52,156) |
| Increase (decrease) in net assets derived from principal transactions | (18,100) | 1,106 | (3,738) | (52,156) |
| Total increase (decrease) in net assets | 10,565 | 2,438 | 1,394 | 97,138 |
| **Net assets at December 31, 2012** | 225,077 | 12,167 | 29,379 | 1,085,469 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (1,690) | 520 | 143 | 1,964 |
| Total realized gain (loss) on investments and capital gains distributions | 10,773 | 315 | (1,965) | 23,779 |
| Net unrealized appreciation (depreciation) of investments | 65,870 | (312) | 10,114 | 291,519 |
| Net increase (decrease) in net assets resulting from operations | 74,953 | 523 | 8,292 | 317,262 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (25,029) | (1,336) | (1,359) | (82,018) |
| Increase (decrease) in net assets derived from principal transactions | (25,029) | (1,336) | (1,359) | (82,018) |
| Total increase (decrease) in net assets | 49,924 | (813) | 6,933 | 235,244 |
| **Net assets at December 31, 2013** | $ 275,001 | $ 11,354 | $ 36,312 | $ 1,320,713 |

*The accompanying notes are an integral part of these financial statements.*

138

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2013 and 2012
*(Dollars in thousands)*

| | Fidelity® VIP Index 500 Portfolio - Initial Class | Fidelity® VIP Mid Cap Portfolio - Initial Class | Fidelity® VIP Asset Manager Portfolio - Initial Class | Mutual Global Discovery Fund - Class R |
|---|---|---|---|---|
| **Net assets at January 1, 2012** | $ 103,342 | $ 18,110 | $ 20,844 | $ 2,800 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 1,184 | 127 | 111 | 18 |
| Total realized gain (loss) on investments and capital gains distributions | 3,514 | 1,280 | 243 | 350 |
| Net unrealized appreciation (depreciation) of investments | 10,383 | 1,266 | 1,971 | (55) |
| Net increase (decrease) in net assets resulting from operations | 15,081 | 2,673 | 2,325 | 313 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (2,664) | (184) | (577) | (694) |
| Increase (decrease) in net assets derived from principal transactions | (2,664) | (184) | (577) | (694) |
| Total increase (decrease) in net assets | 12,417 | 2,489 | 1,748 | (381) |
| **Net assets at December 31, 2012** | 115,759 | 20,599 | 22,592 | 2,419 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 1,072 | 127 | 97 | 17 |
| Total realized gain (loss) on investments and capital gains distributions | 4,779 | 3,793 | 428 | 319 |
| Net unrealized appreciation (depreciation) of investments | 30,085 | 3,481 | 2,542 | 210 |
| Net increase (decrease) in net assets resulting from operations | 35,936 | 7,401 | 3,067 | 546 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 1,981 | (145) | (2,409) | (355) |
| Increase (decrease) in net assets derived from principal transactions | 1,981 | (145) | (2,409) | (355) |
| Total increase (decrease) in net assets | 37,917 | 7,256 | 658 | 191 |
| **Net assets at December 31, 2013** | $ 153,676 | $ 27,855 | $ 23,250 | $ 2,610 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2013 and 2012
*(Dollars in thousands)*

| | Franklin Small-Mid Cap Growth Fund - Class A | Franklin Small Cap Value Securities Fund - Class 2 | Growth Fund of America - Class R-3 | Growth Fund of America - Class R-4 |
|---|---|---|---|---|
| **Net assets at January 1, 2012** | $ 673 | $ 109,148 | $ 14,365 | $ 271,700 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (4) | (88) | (28) | (491) |
| Total realized gain (loss) on investments and capital gains distributions | 108 | (2,989) | (191) | 2,413 |
| Net unrealized appreciation (depreciation) of investments | (28) | 20,357 | 2,681 | 48,646 |
| Net increase (decrease) in net assets resulting from operations | 76 | 17,280 | 2,462 | 50,568 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (196) | (16,316) | (4,454) | (35,110) |
| Increase (decrease) in net assets derived from principal transactions | (196) | (16,316) | (4,454) | (35,110) |
| Total increase (decrease) in net assets | (120) | 964 | (1,992) | 15,458 |
| **Net assets at December 31, 2012** | 553 | 110,112 | 12,373 | 287,158 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (4) | 497 | (81) | (1,953) |
| Total realized gain (loss) on investments and capital gains distributions | 156 | 4,350 | 1,965 | 27,868 |
| Net unrealized appreciation (depreciation) of investments | 59 | 33,299 | 2,073 | 65,718 |
| Net increase (decrease) in net assets resulting from operations | 211 | 38,146 | 3,957 | 91,633 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (5) | (4,257) | (416) | (14,877) |
| Increase (decrease) in net assets derived from principal transactions | (5) | (4,257) | (416) | (14,877) |
| Total increase (decrease) in net assets | 206 | 33,889 | 3,541 | 76,756 |
| **Net assets at December 31, 2013** | $ 759 | $ 144,001 | $ 15,914 | $ 363,914 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Changes in Net Assets**
**For the Years Ended December 31, 2013 and 2012**
*(Dollars in thousands)*

| | The Hartford Capital Appreciation Fund - Class R4 | The Hartford Dividend And Growth Fund - Class R4 | Income Fund of America - Class R-3 | ING Balanced Portfolio - Class I |
|---|---|---|---|---|
| **Net assets at January 1, 2012** | $ 173 | $ 28 | $ 2,121 | $ 299,261 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | 2 | 55 | 6,116 |
| Total realized gain (loss) on investments and capital gains distributions | (7) | 6 | 104 | 658 |
| Net unrealized appreciation (depreciation) of investments | 40 | 1 | 53 | 28,971 |
| Net increase (decrease) in net assets resulting from operations | 33 | 9 | 212 | 35,745 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (47) | 224 | (348) | (29,746) |
| Increase (decrease) in net assets derived from principal transactions | (47) | 224 | (348) | (29,746) |
| Total increase (decrease) in net assets | (14) | 233 | (136) | 5,999 |
| **Net assets at December 31, 2012** | 159 | 261 | 1,985 | 305,260 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (1) | 2 | 53 | 3,429 |
| Total realized gain (loss) on investments and capital gains distributions | 72 | 73 | 82 | 3,552 |
| Net unrealized appreciation (depreciation) of investments | (9) | (2) | 207 | 37,873 |
| Net increase (decrease) in net assets resulting from operations | 62 | 73 | 342 | 44,854 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (221) | (330) | 65 | (33,009) |
| Increase (decrease) in net assets derived from principal transactions | (221) | (330) | 65 | (33,009) |
| Total increase (decrease) in net assets | (159) | (257) | 407 | 11,845 |
| **Net assets at December 31, 2013** | $ - | $ 4 | $ 2,392 | $ 317,105 |

*The accompanying notes are an integral part of these financial statements.*

## VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2013 and 2012
*(Dollars in thousands)*

| | ING Growth Opportunities Fund - Class A | ING Large Cap Value Fund - Class A | ING MidCap Opportunities Fund - Class A | ING Real Estate Fund - Class A |
|---|---|---|---|---|
| **Net assets at January 1, 2012** | $ - | $ - | $ - | $ 2,098 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | - | - | 34 |
| Total realized gain (loss) on investments and capital gains distributions | - | - | - | 310 |
| Net unrealized appreciation (depreciation) of investments | - | - | - | (47) |
| Net increase (decrease) in net assets resulting from operations | - | - | - | 297 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 63 | - | - | (441) |
| Increase (decrease) in net assets derived from principal transactions | 63 | - | - | (441) |
| Total increase (decrease) in net assets | 63 | - | - | (144) |
| **Net assets at December 31, 2012** | 63 | - | - | 1,954 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (1) | - | - | 34 |
| Total realized gain (loss) on investments and capital gains distributions | 6 | - | - | 164 |
| Net unrealized appreciation (depreciation) of investments | 16 | - | - | (180) |
| Net increase (decrease) in net assets resulting from operations | 21 | - | - | 18 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 23 | 6 | 1 | (64) |
| Increase (decrease) in net assets derived from principal transactions | 23 | 6 | 1 | (64) |
| Total increase (decrease) in net assets | 44 | 6 | 1 | (46) |
| **Net assets at December 31, 2013** | $ 107 | $ 6 | $ 1 | $ 1,908 |

*The accompanying notes are an integral part of these financial statements.*

## VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2013 and 2012
*(Dollars in thousands)*

| | ING Value Choice Fund - Class A | ING GNMA Income Fund - Class A | ING Intermediate Bond Fund - Class A | ING Intermediate Bond Portfolio - Class I |
|---|---|---|---|---|
| **Net assets at January 1, 2012** | $ 3 | $ 4,837 | $ 3,356 | $ 386,933 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | 131 | 130 | 14,612 |
| Total realized gain (loss) on investments and capital gains distributions | - | 105 | 149 | (1,690) |
| Net unrealized appreciation (depreciation) of investments | - | (133) | (27) | 19,014 |
| Net increase (decrease) in net assets resulting from operations | - | 103 | 252 | 31,936 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 1 | (484) | (358) | (10,406) |
| Increase (decrease) in net assets derived from principal transactions | 1 | (484) | (358) | (10,406) |
| Total increase (decrease) in net assets | 1 | (381) | (106) | 21,530 |
| **Net assets at December 31, 2012** | 4 | 4,456 | 3,250 | 408,463 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | 108 | 60 | 8,549 |
| Total realized gain (loss) on investments and capital gains distributions | - | (15) | 83 | (1,699) |
| Net unrealized appreciation (depreciation) of investments | 1 | (202) | (197) | (11,051) |
| Net increase (decrease) in net assets resulting from operations | 1 | (109) | (54) | (4,201) |
| Changes from principal transactions: | | | | |
| Total unit transactions | (5) | (526) | (1,190) | (56,068) |
| Increase (decrease) in net assets derived from principal transactions | (5) | (526) | (1,190) | (56,068) |
| Total increase (decrease) in net assets | (4) | (635) | (1,244) | (60,269) |
| **Net assets at December 31, 2013** | $ - | $ 3,821 | $ 2,006 | $ 348,194 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Changes in Net Assets**
**For the Years Ended December 31, 2013 and 2012**
*(Dollars in thousands)*

| | ING Intermediate Bond Portfolio - Class S | ING BlackRock Health Sciences Opportunities Portfolio - Service Class | ING BlackRock Inflation Protected Bond Portfolio - Adviser Class | ING BlackRock Large Cap Growth Portfolio - Institutional Class |
|---|---|---|---|---|
| **Net assets at January 1, 2012** | $ 922 | $ 11,294 | $ 74 | $ 82,025 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 46 | (15) | - | (270) |
| Total realized gain (loss) on investments and capital gains distributions | 5 | 659 | 4 | (1,914) |
| Net unrealized appreciation (depreciation) of investments | 34 | 1,411 | (1) | 13,222 |
| Net increase (decrease) in net assets resulting from operations | 85 | 2,055 | 3 | 11,038 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 195 | 1,120 | 20 | (7,134) |
| Increase (decrease) in net assets derived from principal transactions | 195 | 1,120 | 20 | (7,134) |
| Total increase (decrease) in net assets | 280 | 3,175 | 23 | 3,904 |
| **Net assets at December 31, 2012** | 1,202 | 14,469 | 97 | 85,929 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 28 | (208) | - | 301 |
| Total realized gain (loss) on investments and capital gains distributions | 33 | 3,070 | 3 | (184) |
| Net unrealized appreciation (depreciation) of investments | (69) | 5,179 | (10) | 25,760 |
| Net increase (decrease) in net assets resulting from operations | (8) | 8,041 | (7) | 25,877 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (201) | 10,698 | (25) | (9,822) |
| Increase (decrease) in net assets derived from principal transactions | (201) | 10,698 | (25) | (9,822) |
| Total increase (decrease) in net assets | (209) | 18,739 | (32) | 16,055 |
| **Net assets at December 31, 2013** | $ 993 | $ 33,208 | $ 65 | $ 101,984 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Changes in Net Assets**
**For the Years Ended December 31, 2013 and 2012**
*(Dollars in thousands)*

| | ING BlackRock Large Cap Growth Portfolio - Service Class | ING BlackRock Large Cap Growth Portfolio - Service 2 Class | ING Clarion Global Real Estate Portfolio - Adviser Class | ING Clarion Global Real Estate Portfolio - Institutional Class |
|---|---|---|---|---|
| **Net assets at January 1, 2012** | $ 551 | $ 261 | $ 2 | $ 55,561 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | - | - | (57) |
| Total realized gain (loss) on investments and capital gains distributions | 1 | 12 | - | (3) |
| Net unrealized appreciation (depreciation) of investments | 72 | 24 | 1 | 14,659 |
| Net increase (decrease) in net assets resulting from operations | 73 | 36 | 1 | 14,599 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (122) | (3) | 4 | 7,650 |
| Increase (decrease) in net assets derived from principal transactions | (122) | (3) | 4 | 7,650 |
| Total increase (decrease) in net assets | (49) | 33 | 5 | 22,249 |
| **Net assets at December 31, 2012** | 502 | 294 | 7 | 77,810 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 2 | 2 | - | 4,122 |
| Total realized gain (loss) on investments and capital gains distributions | 26 | 23 | - | 877 |
| Net unrealized appreciation (depreciation) of investments | 62 | 62 | - | (2,778) |
| Net increase (decrease) in net assets resulting from operations | 90 | 87 | - | 2,221 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (304) | (52) | (1) | 2,568 |
| Increase (decrease) in net assets derived from principal transactions | (304) | (52) | (1) | 2,568 |
| Total increase (decrease) in net assets | (214) | 35 | (1) | 4,789 |
| **Net assets at December 31, 2013** | $ 288 | $ 329 | $ 6 | $ 82,599 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Changes in Net Assets**
**For the Years Ended December 31, 2013 and 2012**
*(Dollars in thousands)*

| | ING Clarion Real Estate Portfolio - Adviser Class | ING Clarion Real Estate Portfolio - Institutional Class | ING Clarion Real Estate Portfolio - Service Class | ING FMR[SM] Diversified Mid Cap Portfolio - Institutional Class |
|---|---|---|---|---|
| **Net assets at January 1, 2012** | $ 18 | $ 2,157 | $ 48,009 | $ - |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | 6 | 68 | 203 |
| Total realized gain (loss) on investments and capital gains distributions | - | 83 | 1,460 | 9 |
| Net unrealized appreciation (depreciation) of investments | 3 | 228 | 5,407 | 747 |
| Net increase (decrease) in net assets resulting from operations | 3 | 317 | 6,935 | 959 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 20 | (171) | (560) | 26,785 |
| Increase (decrease) in net assets derived from principal transactions | 20 | (171) | (560) | 26,785 |
| Total increase (decrease) in net assets | 23 | 146 | 6,375 | 27,744 |
| **Net assets at December 31, 2012** | 41 | 2,303 | 54,384 | 27,744 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | 13 | 253 | 92 |
| Total realized gain (loss) on investments and capital gains distributions | 1 | 151 | 4,992 | 1,104 |
| Net unrealized appreciation (depreciation) of investments | (1) | (120) | (4,567) | 8,741 |
| Net increase (decrease) in net assets resulting from operations | - | 44 | 678 | 9,937 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (3) | (419) | (4,849) | (1,212) |
| Increase (decrease) in net assets derived from principal transactions | (3) | (419) | (4,849) | (1,212) |
| Total increase (decrease) in net assets | (3) | (375) | (4,171) | 8,725 |
| **Net assets at December 31, 2013** | $ 38 | $ 1,928 | $ 50,213 | $ 36,469 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2013 and 2012
*(Dollars in thousands)*

| | ING FMR<sup>SM</sup> Diversified Mid Cap Portfolio - Service Class | ING FMR<sup>SM</sup> Diversified Mid Cap Portfolio - Service 2 Class | ING Global Resources Portfolio - Adviser Class | ING Global Resources Portfolio - Institutional Class |
|---|---|---|---|---|
| **Net assets at January 1, 2012** | $ 64,098 | $ 12 | $ 2 | $ 30 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (241) | - | - | - |
| Total realized gain (loss) on investments and capital gains distributions | 6,808 | - | - | (1) |
| Net unrealized appreciation (depreciation) of investments | 1,405 | 2 | - | - |
| Net increase (decrease) in net assets resulting from operations | 7,972 | 2 | - | (1) |
| Changes from principal transactions: | | | | |
| Total unit transactions | (23,579) | (6) | - | (3) |
| Increase (decrease) in net assets derived from principal transactions | (23,579) | (6) | - | (3) |
| Total increase (decrease) in net assets | (15,607) | (4) | - | (4) |
| **Net assets at December 31, 2012** | 48,491 | 8 | 2 | 26 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (247) | - | - | - |
| Total realized gain (loss) on investments and capital gains distributions | 3,729 | - | - | - |
| Net unrealized appreciation (depreciation) of investments | 12,595 | 8 | - | 3 |
| Net increase (decrease) in net assets resulting from operations | 16,077 | 8 | - | 3 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (4,916) | 22 | (1) | (1) |
| Increase (decrease) in net assets derived from principal transactions | (4,916) | 22 | (1) | (1) |
| Total increase (decrease) in net assets | 11,161 | 30 | (1) | 2 |
| **Net assets at December 31, 2013** | $ 59,652 | $ 38 | $ 1 | $ 28 |

*The accompanying notes are an integral part of these financial statements.*

147

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2013 and 2012
*(Dollars in thousands)*

| | ING Global Resources Portfolio - Service Class | ING Invesco Growth and Income Portfolio - Institutional Class | ING Invesco Growth and Income Portfolio - Service Class | ING JPMorgan Emerging Markets Equity Portfolio - Adviser Class |
|---|---|---|---|---|
| **Net assets at January 1, 2012** | $ 122,291 | $ - | $ 19,901 | $ 286 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (243) | (9) | 246 | (1) |
| Total realized gain (loss) on investments and capital gains distributions | (7,450) | 3 | 1,289 | 1 |
| Net unrealized appreciation (depreciation) of investments | 3,008 | 195 | 1,128 | 54 |
| Net increase (decrease) in net assets resulting from operations | (4,685) | 189 | 2,663 | 54 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (15,872) | 6,379 | (4,723) | (33) |
| Increase (decrease) in net assets derived from principal transactions | (15,872) | 6,379 | (4,723) | (33) |
| Total increase (decrease) in net assets | (20,557) | 6,568 | (2,060) | 21 |
| **Net assets at December 31, 2012** | 101,734 | 6,568 | 17,841 | 307 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (61) | 103 | 94 | 1 |
| Total realized gain (loss) on investments and capital gains distributions | (7,064) | 163 | 1,502 | 1 |
| Net unrealized appreciation (depreciation) of investments | 18,734 | 2,335 | 4,579 | (18) |
| Net increase (decrease) in net assets resulting from operations | 11,609 | 2,601 | 6,175 | (16) |
| Changes from principal transactions: | | | | |
| Total unit transactions | (15,676) | 3,088 | 1,929 | (26) |
| Increase (decrease) in net assets derived from principal transactions | (15,676) | 3,088 | 1,929 | (26) |
| Total increase (decrease) in net assets | (4,067) | 5,689 | 8,104 | (42) |
| **Net assets at December 31, 2013** | $ 97,667 | $ 12,257 | $ 25,945 | $ 265 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2013 and 2012
*(Dollars in thousands)*

| | ING JPMorgan Emerging Markets Equity Portfolio - Institutional Class | ING JPMorgan Emerging Markets Equity Portfolio - Service Class | ING JPMorgan Small Cap Core Equity Portfolio - Adviser Class | ING JPMorgan Small Cap Core Equity Portfolio - Institutional Class |
|---|---|---|---|---|
| **Net assets at January 1, 2012** | $ 28,902 | $ 23,894 | $ 9 | $ - |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (318) | (264) | - | (12) |
| Total realized gain (loss) on investments and capital gains distributions | (562) | (448) | - | 10 |
| Net unrealized appreciation (depreciation) of investments | 5,934 | 4,740 | 2 | 360 |
| Net increase (decrease) in net assets resulting from operations | 5,054 | 4,028 | 2 | 358 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (1,485) | (1,613) | 5 | 8,655 |
| Increase (decrease) in net assets derived from principal transactions | (1,485) | (1,613) | 5 | 8,655 |
| Total increase (decrease) in net assets | 3,569 | 2,415 | 7 | 9,013 |
| **Net assets at December 31, 2012** | 32,471 | 26,309 | 16 | 9,013 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 22 | (37) | - | 72 |
| Total realized gain (loss) on investments and capital gains distributions | 2,441 | 2,606 | - | 683 |
| Net unrealized appreciation (depreciation) of investments | (4,555) | (4,249) | 5 | 3,736 |
| Net increase (decrease) in net assets resulting from operations | (2,092) | (1,680) | 5 | 4,491 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (6,137) | (4,185) | 1 | 5,965 |
| Increase (decrease) in net assets derived from principal transactions | (6,137) | (4,185) | 1 | 5,965 |
| Total increase (decrease) in net assets | (8,229) | (5,865) | 6 | 10,456 |
| **Net assets at December 31, 2013** | $ 24,242 | $ 20,444 | $ 22 | $ 19,469 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Changes in Net Assets**
**For the Years Ended December 31, 2013 and 2012**
*(Dollars in thousands)*

| | ING JPMorgan Small Cap Core Equity Portfolio - Service Class | ING Large Cap Growth Portfolio - Adviser Class | ING Large Cap Growth Portfolio - Institutional Class | ING Large Cap Growth Portfolio - Service Class |
|---|---|---|---|---|
| **Net assets at January 1, 2012** | $ 8,714 | $ 113 | $ 133,022 | $ 266 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (58) | - | (646) | (1) |
| Total realized gain (loss) on investments and capital gains distributions | 2,108 | 1 | 1,995 | 9 |
| Net unrealized appreciation (depreciation) of investments | (410) | 18 | 22,687 | 28 |
| Net increase (decrease) in net assets resulting from operations | 1,640 | 19 | 24,036 | 36 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (1,952) | 23 | 36,282 | 36 |
| Increase (decrease) in net assets derived from principal transactions | (1,952) | 23 | 36,282 | 36 |
| Total increase (decrease) in net assets | (312) | 42 | 60,318 | 72 |
| **Net assets at December 31, 2012** | 8,402 | 155 | 193,340 | 338 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (20) | - | (778) | - |
| Total realized gain (loss) on investments and capital gains distributions | 983 | 5 | 6,024 | 87 |
| Net unrealized appreciation (depreciation) of investments | 3,319 | 40 | 53,594 | 200 |
| Net increase (decrease) in net assets resulting from operations | 4,282 | 45 | 58,840 | 287 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 5,308 | (13) | 2,412 | 1,347 |
| Increase (decrease) in net assets derived from principal transactions | 5,308 | (13) | 2,412 | 1,347 |
| Total increase (decrease) in net assets | 9,590 | 32 | 61,252 | 1,634 |
| **Net assets at December 31, 2013** | $ 17,992 | $ 187 | $ 254,592 | $ 1,972 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Changes in Net Assets**
**For the Years Ended December 31, 2013 and 2012**
*(Dollars in thousands)*

| | ING Large Cap Value Portfolio - Adviser Class | ING Large Cap Value Portfolio - Institutional Class | ING Large Cap Value Portfolio - Service Class | ING Limited Maturity Bond Portfolio - Adviser Class |
|---|---|---|---|---|
| **Net assets at January 1, 2012** | $ - | $ 212,312 | $ 821 | $ - |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | 3,471 | 14 | - |
| Total realized gain (loss) on investments and capital gains distributions | - | (1,938) | 19 | - |
| Net unrealized appreciation (depreciation) of investments | - | 26,310 | 65 | - |
| Net increase (decrease) in net assets resulting from operations | - | 27,843 | 98 | - |
| Changes from principal transactions: | | | | |
| Total unit transactions | - | (22,790) | (211) | 17 |
| Increase (decrease) in net assets derived from principal transactions | - | (22,790) | (211) | 17 |
| Total increase (decrease) in net assets | - | 5,053 | (113) | 17 |
| **Net assets at December 31, 2012** | - | 217,365 | 708 | 17 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | 3,519 | 12 | - |
| Total realized gain (loss) on investments and capital gains distributions | - | 4,284 | 61 | - |
| Net unrealized appreciation (depreciation) of investments | 3 | 61,994 | 169 | - |
| Net increase (decrease) in net assets resulting from operations | 3 | 69,797 | 242 | - |
| Changes from principal transactions: | | | | |
| Total unit transactions | 26 | 55,179 | 309 | 1 |
| Increase (decrease) in net assets derived from principal transactions | 26 | 55,179 | 309 | 1 |
| Total increase (decrease) in net assets | 29 | 124,976 | 551 | 1 |
| **Net assets at December 31, 2013** | $ 29 | $ 342,341 | $ 1,259 | $ 18 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Changes in Net Assets**
**For the Years Ended December 31, 2013 and 2012**
*(Dollars in thousands)*

| | ING Marsico Growth Portfolio - Institutional Class | ING Marsico Growth Portfolio - Service Class | ING MFS Total Return Portfolio - Adviser Class | ING MFS Total Return Portfolio - Institutional Class |
|---|---|---|---|---|
| **Net assets at January 1, 2012** | $ 8,799 | $ 570 | $ 1,120 | $ 55,604 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (30) | (1) | 21 | 946 |
| Total realized gain (loss) on investments and capital gains distributions | 333 | 116 | 9 | (1,062) |
| Net unrealized appreciation (depreciation) of investments | 726 | (41) | 82 | 5,694 |
| Net increase (decrease) in net assets resulting from operations | 1,029 | 74 | 112 | 5,578 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (115) | (547) | (93) | (5,080) |
| Increase (decrease) in net assets derived from principal transactions | (115) | (547) | (93) | (5,080) |
| Total increase (decrease) in net assets | 914 | (473) | 19 | 498 |
| **Net assets at December 31, 2012** | 9,713 | 97 | 1,139 | 56,102 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 5 | - | 20 | 765 |
| Total realized gain (loss) on investments and capital gains distributions | 1,264 | 6 | 83 | (238) |
| Net unrealized appreciation (depreciation) of investments | 2,117 | 21 | 88 | 9,177 |
| Net increase (decrease) in net assets resulting from operations | 3,386 | 27 | 191 | 9,704 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (93) | (25) | (296) | (2,771) |
| Increase (decrease) in net assets derived from principal transactions | (93) | (25) | (296) | (2,771) |
| Total increase (decrease) in net assets | 3,293 | 2 | (105) | 6,933 |
| **Net assets at December 31, 2013** | $ 13,006 | $ 99 | $ 1,034 | $ 63,035 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Changes in Net Assets**
**For the Years Ended December 31, 2013 and 2012**
*(Dollars in thousands)*

| | ING MFS Total Return Portfolio - Service Class | ING MFS Utilities Portfolio - Service Class | ING Morgan Stanley Global Franchise Portfolio - Adviser Class | ING Multi-Manager Large Cap Core Portfolio - Institutional Class |
|---|---|---|---|---|
| **Net assets at January 1, 2012** | $ 24,886 | $ 42,549 | $ 15 | $ 19,761 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 360 | 972 | 1 | 160 |
| Total realized gain (loss) on investments and capital gains distributions | (436) | (1,005) | 1 | (656) |
| Net unrealized appreciation (depreciation) of investments | 2,548 | 5,203 | 1 | 2,289 |
| Net increase (decrease) in net assets resulting from operations | 2,472 | 5,170 | 3 | 1,793 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (1,679) | (2,159) | 13 | (1,923) |
| Increase (decrease) in net assets derived from principal transactions | (1,679) | (2,159) | 13 | (1,923) |
| Total increase (decrease) in net assets | 793 | 3,011 | 16 | (130) |
| **Net assets at December 31, 2012** | 25,679 | 45,560 | 31 | 19,631 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 319 | 544 | 1 | 53 |
| Total realized gain (loss) on investments and capital gains distributions | (298) | (117) | 2 | 76 |
| Net unrealized appreciation (depreciation) of investments | 4,398 | 8,167 | 3 | 5,597 |
| Net increase (decrease) in net assets resulting from operations | 4,419 | 8,594 | 6 | 5,726 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (1,309) | (1,751) | - | (919) |
| Increase (decrease) in net assets derived from principal transactions | (1,309) | (1,751) | - | (919) |
| Total increase (decrease) in net assets | 3,110 | 6,843 | 6 | 4,807 |
| **Net assets at December 31, 2013** | $ 28,789 | $ 52,403 | $ 37 | $ 24,438 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2013 and 2012
*(Dollars in thousands)*

| | ING Multi-Manager Large Cap Core Portfolio - Service Class | ING PIMCO High Yield Portfolio - Adviser Class | ING PIMCO High Yield Portfolio - Institutional Class | ING PIMCO High Yield Portfolio - Service Class |
|---|---|---|---|---|
| **Net assets at January 1, 2012** | $ 271 | $ 29 | $ 10,100 | $ 23,607 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 1 | 2 | 910 | 1,628 |
| Total realized gain (loss) on investments and capital gains distributions | 12 | 1 | 103 | 1,219 |
| Net unrealized appreciation (depreciation) of investments | 10 | 2 | 993 | 740 |
| Net increase (decrease) in net assets resulting from operations | 23 | 5 | 2,006 | 3,587 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (21) | 17 | 16,552 | 3,655 |
| Increase (decrease) in net assets derived from principal transactions | (21) | 17 | 16,552 | 3,655 |
| Total increase (decrease) in net assets | 2 | 22 | 18,558 | 7,242 |
| **Net assets at December 31, 2012** | 273 | 51 | 28,658 | 30,849 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (1) | 3 | 1,607 | 1,441 |
| Total realized gain (loss) on investments and capital gains distributions | 10 | 1 | 328 | 417 |
| Net unrealized appreciation (depreciation) of investments | 66 | (1) | (478) | (563) |
| Net increase (decrease) in net assets resulting from operations | 75 | 3 | 1,457 | 1,295 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (10) | (8) | 1,000 | (4,805) |
| Increase (decrease) in net assets derived from principal transactions | (10) | (8) | 1,000 | (4,805) |
| Total increase (decrease) in net assets | 65 | (5) | 2,457 | (3,510) |
| **Net assets at December 31, 2013** | $ 338 | $ 46 | $ 31,115 | $ 27,339 |

*The accompanying notes are an integral part of these financial statements.*

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2013 and 2012
*(Dollars in thousands)*

| | ING Pioneer Mid Cap Value Portfolio - Adviser Class | ING Pioneer Mid Cap Value Portfolio - Institutional Class | ING Pioneer Mid Cap Value Portfolio - Service Class | ING T. Rowe Price Capital Appreciation Portfolio - Adviser Class |
|---|---|---|---|---|
| **Net assets at January 1, 2012** | $ - | $ 80,950 | $ 359 | $ 146 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | 163 | - | 2 |
| Total realized gain (loss) on investments and capital gains distributions | - | (2,119) | 44 | 5 |
| Net unrealized appreciation (depreciation) of investments | 1 | 9,869 | (12) | 15 |
| Net increase (decrease) in net assets resulting from operations | 1 | 7,913 | 32 | 22 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 22 | (12,837) | (13) | 27 |
| Increase (decrease) in net assets derived from principal transactions | 22 | (12,837) | (13) | 27 |
| Total increase (decrease) in net assets | 23 | (4,924) | 19 | 49 |
| **Net assets at December 31, 2012** | 23 | 76,026 | 378 | 195 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | 239 | 1 | 2 |
| Total realized gain (loss) on investments and capital gains distributions | 5 | 16,419 | 96 | 17 |
| Net unrealized appreciation (depreciation) of investments | (1) | (3,035) | (30) | 28 |
| Net increase (decrease) in net assets resulting from operations | 4 | 13,623 | 67 | 47 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (27) | (89,649) | (445) | 104 |
| Increase (decrease) in net assets derived from principal transactions | (27) | (89,649) | (445) | 104 |
| Total increase (decrease) in net assets | (23) | (76,026) | (378) | 151 |
| **Net assets at December 31, 2013** | $ - | $ - | $ - | $ 346 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2013 and 2012
*(Dollars in thousands)*

| | ING T. Rowe Price Capital Appreciation Portfolio - Institutional Class | ING T. Rowe Price Capital Appreciation Portfolio - Service Class | ING T. Rowe Price Equity Income Portfolio - Adviser Class | ING T. Rowe Price Equity Income Portfolio - Service Class |
|---|---|---|---|---|
| **Net assets at January 1, 2012** | $ - | $ 396,097 | $ 1,447 | $ 100,170 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 1,564 | 2,330 | 21 | 1,250 |
| Total realized gain (loss) on investments and capital gains distributions | 67 | 6,039 | (13) | (4,005) |
| Net unrealized appreciation (depreciation) of investments | 2,037 | 43,843 | 229 | 18,433 |
| Net increase (decrease) in net assets resulting from operations | 3,668 | 52,212 | 237 | 15,678 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 108,746 | (70,561) | (46) | (11,280) |
| Increase (decrease) in net assets derived from principal transactions | 108,746 | (70,561) | (46) | (11,280) |
| Total increase (decrease) in net assets | 112,414 | (18,349) | 191 | 4,398 |
| **Net assets at December 31, 2012** | 112,414 | 377,748 | 1,638 | 104,568 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 1,379 | 859 | 17 | 1,028 |
| Total realized gain (loss) on investments and capital gains distributions | 9,700 | 30,663 | 118 | (30) |
| Net unrealized appreciation (depreciation) of investments | 15,535 | 51,011 | 309 | 27,497 |
| Net increase (decrease) in net assets resulting from operations | 26,614 | 82,533 | 444 | 28,495 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 20,691 | 29,213 | (289) | (10,602) |
| Increase (decrease) in net assets derived from principal transactions | 20,691 | 29,213 | (289) | (10,602) |
| Total increase (decrease) in net assets | 47,305 | 111,746 | 155 | 17,893 |
| **Net assets at December 31, 2013** | $ 159,719 | $ 489,494 | $ 1,793 | $ 122,461 |

*The accompanying notes are an integral part of these financial statements.*

**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Changes in Net Assets**
**For the Years Ended December 31, 2013 and 2012**
*(Dollars in thousands)*

| | ING T. Rowe Price International Stock Portfolio - Adviser Class | ING T. Rowe Price International Stock Portfolio - Service Class | ING Templeton Global Growth Portfolio - Institutional Class | ING Templeton Global Growth Portfolio - Service Class |
|---|---|---|---|---|
| **Net assets at January 1, 2012** | $ 83 | $ 6,872 | $ 709 | $ 3,825 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | (50) | 9 | 34 |
| Total realized gain (loss) on investments and capital gains distributions | - | (186) | (24) | 180 |
| Net unrealized appreciation (depreciation) of investments | 14 | 1,417 | 153 | 564 |
| Net increase (decrease) in net assets resulting from operations | 14 | 1,181 | 138 | 778 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 5 | (499) | (6) | 220 |
| Increase (decrease) in net assets derived from principal transactions | 5 | (499) | (6) | 220 |
| Total increase (decrease) in net assets | 19 | 682 | 132 | 998 |
| **Net assets at December 31, 2012** | 102 | 7,554 | 841 | 4,823 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 1 | 8 | 7 | 37 |
| Total realized gain (loss) on investments and capital gains distributions | 1 | 320 | 122 | 551 |
| Net unrealized appreciation (depreciation) of investments | 12 | 632 | 72 | 963 |
| Net increase (decrease) in net assets resulting from operations | 14 | 960 | 201 | 1,551 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 4 | (616) | (229) | 585 |
| Increase (decrease) in net assets derived from principal transactions | 4 | (616) | (229) | 585 |
| Total increase (decrease) in net assets | 18 | 344 | (28) | 2,136 |
| **Net assets at December 31, 2013** | $ 120 | $ 7,898 | $ 813 | $ 6,959 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2013 and 2012
*(Dollars in thousands)*

| | ING U.S. Stock Index Portfolio - Institutional Class | ING Money Market Portfolio - Class I | ING Global Real Estate Fund - Class A | ING International Small Cap Fund - Class A |
|---|---|---|---|---|
| **Net assets at January 1, 2012** | $ 6,870 | $ 341,904 | $ 63 | $ 1,134 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 135 | (2,376) | 3 | 5 |
| Total realized gain (loss) on investments and capital gains distributions | 81 | 1 | 1 | 113 |
| Net unrealized appreciation (depreciation) of investments | 866 | - | 13 | (49) |
| Net increase (decrease) in net assets resulting from operations | 1,082 | (2,375) | 17 | 69 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (52) | (44,242) | 12 | (785) |
| Increase (decrease) in net assets derived from principal transactions | (52) | (44,242) | 12 | (785) |
| Total increase (decrease) in net assets | 1,030 | (46,617) | 29 | (716) |
| **Net assets at December 31, 2012** | 7,900 | 295,287 | 92 | 418 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 228 | (2,221) | 2 | 5 |
| Total realized gain (loss) on investments and capital gains distributions | 313 | 53 | 2 | 24 |
| Net unrealized appreciation (depreciation) of investments | 2,506 | - | (1) | 84 |
| Net increase (decrease) in net assets resulting from operations | 3,047 | (2,168) | 3 | 113 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 3,449 | (11,628) | 40 | (31) |
| Increase (decrease) in net assets derived from principal transactions | 3,449 | (11,628) | 40 | (31) |
| Total increase (decrease) in net assets | 6,496 | (13,796) | 43 | 82 |
| **Net assets at December 31, 2013** | $ 14,396 | $ 281,491 | $ 135 | $ 500 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2013 and 2012
*(Dollars in thousands)*

| | ING American Century Small-Mid Cap Value Portfolio - Adviser Class | ING American Century Small-Mid Cap Value Portfolio - Initial Class | ING American Century Small-Mid Cap Value Portfolio - Service Class | ING Baron Growth Portfolio - Adviser Class |
|---|---|---|---|---|
| **Net assets at January 1, 2012** | $ 110 | $ 5 | $ 44,006 | $ 1,233 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 1 | (12) | 198 | (5) |
| Total realized gain (loss) on investments and capital gains distributions | 12 | 12 | 3,584 | 31 |
| Net unrealized appreciation (depreciation) of investments | 4 | 494 | 2,675 | 204 |
| Net increase (decrease) in net assets resulting from operations | 17 | 494 | 6,457 | 230 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (8) | 9,529 | (6,823) | (44) |
| Increase (decrease) in net assets derived from principal transactions | (8) | 9,529 | (6,823) | (44) |
| Total increase (decrease) in net assets | 9 | 10,023 | (366) | 186 |
| **Net assets at December 31, 2012** | 119 | 10,028 | 43,640 | 1,419 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 1 | 137 | 192 | 2 |
| Total realized gain (loss) on investments and capital gains distributions | 10 | 816 | 4,372 | 711 |
| Net unrealized appreciation (depreciation) of investments | 25 | 3,056 | 8,849 | (382) |
| Net increase (decrease) in net assets resulting from operations | 36 | 4,009 | 13,413 | 331 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (15) | 5,510 | 397 | (1,179) |
| Increase (decrease) in net assets derived from principal transactions | (15) | 5,510 | 397 | (1,179) |
| Total increase (decrease) in net assets | 21 | 9,519 | 13,810 | (848) |
| **Net assets at December 31, 2013** | $ 140 | $ 19,547 | $ 57,450 | $ 571 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2013 and 2012
*(Dollars in thousands)*

| | ING Baron Growth Portfolio - Service Class | ING Columbia Contrarian Core Portfolio - Service Class | ING Columbia Small Cap Value II Portfolio - Adviser Class | ING Columbia Small Cap Value II Portfolio - Service Class |
|---|---|---|---|---|
| **Net assets at January 1, 2012** | $ 121,607 | $ 11,915 | $ 234 | $ 3,093 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (1,054) | (82) | - | (23) |
| Total realized gain (loss) on investments and capital gains distributions | 5,569 | (213) | - | 129 |
| Net unrealized appreciation (depreciation) of investments | 17,045 | 1,621 | 33 | 301 |
| Net increase (decrease) in net assets resulting from operations | 21,560 | 1,326 | 33 | 407 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (13,596) | (1,144) | 12 | (208) |
| Increase (decrease) in net assets derived from principal transactions | (13,596) | (1,144) | 12 | (208) |
| Total increase (decrease) in net assets | 7,964 | 182 | 45 | 199 |
| **Net assets at December 31, 2012** | 129,571 | 12,097 | 279 | 3,292 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 709 | 56 | 1 | (4) |
| Total realized gain (loss) on investments and capital gains distributions | 11,851 | 857 | 12 | 262 |
| Net unrealized appreciation (depreciation) of investments | 37,584 | 2,980 | 67 | 1,113 |
| Net increase (decrease) in net assets resulting from operations | 50,144 | 3,893 | 80 | 1,371 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 6,320 | (1,314) | (89) | 595 |
| Increase (decrease) in net assets derived from principal transactions | 6,320 | (1,314) | (89) | 595 |
| Total increase (decrease) in net assets | 56,464 | 2,579 | (9) | 1,966 |
| **Net assets at December 31, 2013** | $ 186,035 | $ 14,676 | $ 270 | $ 5,258 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2013 and 2012
*(Dollars in thousands)*

| | ING Fidelity® VIP Mid Cap Portfolio - Service Class | ING Global Bond Portfolio - Adviser Class | ING Global Bond Portfolio - Initial Class | ING Global Bond Portfolio - Service Class |
|---|---|---|---|---|
| **Net assets at January 1, 2012** | $ 7,970 | $ 413 | $ 155,537 | $ 891 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (31) | 22 | 8,003 | 58 |
| Total realized gain (loss) on investments and capital gains distributions | 1,149 | 7 | 2,504 | (16) |
| Net unrealized appreciation (depreciation) of investments | (192) | (1) | (218) | 30 |
| Net increase (decrease) in net assets resulting from operations | 926 | 28 | 10,289 | 72 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (4,353) | (53) | (14,428) | 338 |
| Increase (decrease) in net assets derived from principal transactions | (4,353) | (53) | (14,428) | 338 |
| Total increase (decrease) in net assets | (3,427) | (25) | (4,139) | 410 |
| **Net assets at December 31, 2012** | 4,543 | 388 | 151,398 | 1,301 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (18) | 5 | 1,498 | 13 |
| Total realized gain (loss) on investments and capital gains distributions | 344 | 10 | 2,385 | (1) |
| Net unrealized appreciation (depreciation) of investments | 1,021 | (32) | (11,188) | (65) |
| Net increase (decrease) in net assets resulting from operations | 1,347 | (17) | (7,305) | (53) |
| Changes from principal transactions: | | | | |
| Total unit transactions | (1,229) | (48) | (30,595) | (293) |
| Increase (decrease) in net assets derived from principal transactions | (1,229) | (48) | (30,595) | (293) |
| Total increase (decrease) in net assets | 118 | (65) | (37,900) | (346) |
| **Net assets at December 31, 2013** | $ 4,661 | $ 323 | $ 113,498 | $ 955 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2013 and 2012
*(Dollars in thousands)*

| | ING Growth and Income Core Portfolio - Adviser Class | ING Growth and Income Core Portfolio - Initial Class | ING Index Solution 2015 Portfolio - Initial Class | ING Index Solution 2015 Portfolio - Service Class |
|---|---|---|---|---|
| **Net assets at January 1, 2012** | $ 614 | $ 75,735 | $ 11 | $ 552 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (2) | (455) | 1 | 8 |
| Total realized gain (loss) on investments and capital gains distributions | (11) | 785 | 5 | 19 |
| Net unrealized appreciation (depreciation) of investments | 64 | 5,513 | 4 | 30 |
| Net increase (decrease) in net assets resulting from operations | 51 | 5,843 | 10 | 57 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (38) | (11,204) | 249 | 178 |
| Increase (decrease) in net assets derived from principal transactions | (38) | (11,204) | 249 | 178 |
| Total increase (decrease) in net assets | 13 | (5,361) | 259 | 235 |
| **Net assets at December 31, 2012** | 627 | 70,374 | 270 | 787 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 2 | 467 | 7 | 7 |
| Total realized gain (loss) on investments and capital gains distributions | 12 | 11,568 | 16 | 57 |
| Net unrealized appreciation (depreciation) of investments | 31 | (6,709) | 17 | (3) |
| Net increase (decrease) in net assets resulting from operations | 45 | 5,326 | 40 | 61 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (672) | (75,700) | 321 | (262) |
| Increase (decrease) in net assets derived from principal transactions | (672) | (75,700) | 321 | (262) |
| Total increase (decrease) in net assets | (627) | (70,374) | 361 | (201) |
| **Net assets at December 31, 2013** | $ - | $ - | $ 631 | $ 586 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2013 and 2012
*(Dollars in thousands)*

| | ING Index Solution 2015 Portfolio - Service 2 Class | ING Index Solution 2025 Portfolio - Initial Class | ING Index Solution 2025 Portfolio - Service Class | ING Index Solution 2025 Portfolio - Service 2 Class |
|---|---|---|---|---|
| **Net assets at January 1, 2012** | $ 798 | $ 78 | $ 49 | $ 2,003 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 8 | 2 | 1 | 13 |
| Total realized gain (loss) on investments and capital gains distributions | 27 | 26 | 2 | 63 |
| Net unrealized appreciation (depreciation) of investments | 38 | 13 | 5 | 177 |
| Net increase (decrease) in net assets resulting from operations | 73 | 41 | 8 | 253 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 110 | 357 | 30 | 307 |
| Increase (decrease) in net assets derived from principal transactions | 110 | 357 | 30 | 307 |
| Total increase (decrease) in net assets | 183 | 398 | 38 | 560 |
| **Net assets at December 31, 2012** | 981 | 476 | 87 | 2,563 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 14 | 4 | 6 | 27 |
| Total realized gain (loss) on investments and capital gains distributions | 36 | 25 | 19 | 105 |
| Net unrealized appreciation (depreciation) of investments | 39 | 92 | 54 | 345 |
| Net increase (decrease) in net assets resulting from operations | 89 | 121 | 79 | 477 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 115 | 641 | 935 | 727 |
| Increase (decrease) in net assets derived from principal transactions | 115 | 641 | 935 | 727 |
| Total increase (decrease) in net assets | 204 | 762 | 1,014 | 1,204 |
| **Net assets at December 31, 2013** | $ 1,185 | $ 1,238 | $ 1,101 | $ 3,767 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2013 and 2012
*(Dollars in thousands)*

| | ING Index Solution 2035 Portfolio - Initial Class | ING Index Solution 2035 Portfolio - Service Class | ING Index Solution 2035 Portfolio - Service 2 Class | ING Index Solution 2045 Portfolio - Initial Class |
|---|---|---|---|---|
| **Net assets at January 1, 2012** | $ 42 | $ 80 | $ 1,557 | $ 17 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 1 | 1 | 6 | - |
| Total realized gain (loss) on investments and capital gains distributions | 20 | 4 | 60 | 2 |
| Net unrealized appreciation (depreciation) of investments | 13 | 11 | 155 | 2 |
| Net increase (decrease) in net assets resulting from operations | 34 | 16 | 221 | 4 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 296 | 73 | 37 | 27 |
| Increase (decrease) in net assets derived from principal transactions | 296 | 73 | 37 | 27 |
| Total increase (decrease) in net assets | 330 | 89 | 258 | 31 |
| **Net assets at December 31, 2012** | 372 | 169 | 1,815 | 48 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 2 | 3 | 12 | 1 |
| Total realized gain (loss) on investments and capital gains distributions | 23 | 8 | 85 | 8 |
| Net unrealized appreciation (depreciation) of investments | 115 | 46 | 315 | 33 |
| Net increase (decrease) in net assets resulting from operations | 140 | 57 | 412 | 42 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 793 | 278 | 349 | 290 |
| Increase (decrease) in net assets derived from principal transactions | 793 | 278 | 349 | 290 |
| Total increase (decrease) in net assets | 933 | 335 | 761 | 332 |
| **Net assets at December 31, 2013** | $ 1,305 | $ 504 | $ 2,576 | $ 380 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2013 and 2012
*(Dollars in thousands)*

| | ING Index Solution 2045 Portfolio - Service Class | ING Index Solution 2045 Portfolio - Service 2 Class | ING Index Solution 2055 Portfolio - Initial Class | ING Index Solution 2055 Portfolio - Service Class |
|---|---|---|---|---|
| **Net assets at January 1, 2012** | $ 19 | $ 923 | $ - | $ 64 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | 4 | - | (1) |
| Total realized gain (loss) on investments and capital gains distributions | 1 | 32 | - | - |
| Net unrealized appreciation (depreciation) of investments | 3 | 116 | 1 | 12 |
| Net increase (decrease) in net assets resulting from operations | 4 | 152 | 1 | 11 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 11 | 233 | 19 | 127 |
| Increase (decrease) in net assets derived from principal transactions | 11 | 233 | 19 | 127 |
| Total increase (decrease) in net assets | 15 | 385 | 20 | 138 |
| **Net assets at December 31, 2012** | 34 | 1,308 | 20 | 202 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 1 | 5 | - | (1) |
| Total realized gain (loss) on investments and capital gains distributions | 5 | 86 | 1 | 26 |
| Net unrealized appreciation (depreciation) of investments | 27 | 232 | 14 | 13 |
| Net increase (decrease) in net assets resulting from operations | 33 | 323 | 15 | 38 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 298 | 190 | 118 | 6 |
| Increase (decrease) in net assets derived from principal transactions | 298 | 190 | 118 | 6 |
| Total increase (decrease) in net assets | 331 | 513 | 133 | 44 |
| **Net assets at December 31, 2013** | $ 365 | $ 1,821 | $ 153 | $ 246 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2013 and 2012
*(Dollars in thousands)*

| | ING Index Solution 2055 Portfolio - Service 2 Class | ING Index Solution Income Portfolio - Initial Class | ING Index Solution Income Portfolio - Service Class | ING Index Solution Income Portfolio - Service 2 Class |
|---|---|---|---|---|
| **Net assets at January 1, 2012** | $ 53 | $ - | $ 645 | $ 186 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (1) | - | 12 | 4 |
| Total realized gain (loss) on investments and capital gains distributions | 1 | - | 24 | 8 |
| Net unrealized appreciation (depreciation) of investments | 9 | - | 15 | 3 |
| Net increase (decrease) in net assets resulting from operations | 9 | - | 51 | 15 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 30 | - | 437 | 25 |
| Increase (decrease) in net assets derived from principal transactions | 30 | - | 437 | 25 |
| Total increase (decrease) in net assets | 39 | - | 488 | 40 |
| **Net assets at December 31, 2012** | 92 | - | 1,133 | 226 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | - | 26 | 5 |
| Total realized gain (loss) on investments and capital gains distributions | 7 | - | 46 | 8 |
| Net unrealized appreciation (depreciation) of investments | 26 | - | (2) | 2 |
| Net increase (decrease) in net assets resulting from operations | 33 | - | 70 | 15 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 92 | 10 | (370) | 18 |
| Increase (decrease) in net assets derived from principal transactions | 92 | 10 | (370) | 18 |
| Total increase (decrease) in net assets | 125 | 10 | (300) | 33 |
| **Net assets at December 31, 2013** | $ 217 | $ 10 | $ 833 | $ 259 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2013 and 2012
*(Dollars in thousands)*

| | ING Invesco Comstock Portfolio - Adviser Class | ING Invesco Comstock Portfolio - Service Class | ING Invesco Equity and Income Portfolio - Adviser Class | ING Invesco Equity and Income Portfolio - Initial Class |
|---|---|---|---|---|
| **Net assets at January 1, 2012** | $ 297 | $ 46,669 | $ 649 | $ 228,833 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 2 | 113 | 9 | 3,193 |
| Total realized gain (loss) on investments and capital gains distributions | (1) | (827) | - | 2,051 |
| Net unrealized appreciation (depreciation) of investments | 51 | 8,500 | 69 | 20,647 |
| Net increase (decrease) in net assets resulting from operations | 52 | 7,786 | 78 | 25,891 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (15) | (5,656) | (15) | (21,897) |
| Increase (decrease) in net assets derived from principal transactions | (15) | (5,656) | (15) | (21,897) |
| Total increase (decrease) in net assets | 37 | 2,130 | 63 | 3,994 |
| **Net assets at December 31, 2012** | 334 | 48,799 | 712 | 232,827 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 1 | (109) | 5 | 1,037 |
| Total realized gain (loss) on investments and capital gains distributions | 5 | 604 | 11 | 7,732 |
| Net unrealized appreciation (depreciation) of investments | 108 | 16,385 | 146 | 44,611 |
| Net increase (decrease) in net assets resulting from operations | 114 | 16,880 | 162 | 53,380 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (4) | 4,149 | (63) | (25,897) |
| Increase (decrease) in net assets derived from principal transactions | (4) | 4,149 | (63) | (25,897) |
| Total increase (decrease) in net assets | 110 | 21,029 | 99 | 27,483 |
| **Net assets at December 31, 2013** | $ 444 | $ 69,828 | $ 811 | $ 260,310 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2013 and 2012
*(Dollars in thousands)*

| | ING Invesco Equity and Income Portfolio - Service Class | ING JPMorgan Mid Cap Value Portfolio - Adviser Class | ING JPMorgan Mid Cap Value Portfolio - Initial Class | ING JPMorgan Mid Cap Value Portfolio - Service Class |
|---|---|---|---|---|
| **Net assets at January 1, 2012** | $ 229 | $ 308 | $ - | $ 30,683 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 2 | 1 | 7 | (68) |
| Total realized gain (loss) on investments and capital gains distributions | 2 | 5 | - | 258 |
| Net unrealized appreciation (depreciation) of investments | 23 | 52 | 6 | 5,803 |
| Net increase (decrease) in net assets resulting from operations | 27 | 58 | 13 | 5,993 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 21 | (18) | 891 | 3,761 |
| Increase (decrease) in net assets derived from principal transactions | 21 | (18) | 891 | 3,761 |
| Total increase (decrease) in net assets | 48 | 40 | 904 | 9,754 |
| **Net assets at December 31, 2012** | 277 | 348 | 904 | 40,437 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | - | 8 | (157) |
| Total realized gain (loss) on investments and capital gains distributions | 30 | 67 | 173 | 2,988 |
| Net unrealized appreciation (depreciation) of investments | 31 | 25 | 544 | 10,591 |
| Net increase (decrease) in net assets resulting from operations | 61 | 92 | 725 | 13,422 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (38) | (76) | 3,316 | 6,315 |
| Increase (decrease) in net assets derived from principal transactions | (38) | (76) | 3,316 | 6,315 |
| Total increase (decrease) in net assets | 23 | 16 | 4,041 | 19,737 |
| **Net assets at December 31, 2013** | $ 300 | $ 364 | $ 4,945 | $ 60,174 |

*The accompanying notes are an integral part of these financial statements.*

**Statements of Changes in Net Assets**
**For the Years Ended December 31, 2013 and 2012**
*(Dollars in thousands)*

| | ING Oppenheimer Global Portfolio - Adviser Class | ING Oppenheimer Global Portfolio - Initial Class | ING Oppenheimer Global Portfolio - Service Class | ING PIMCO Total Return Portfolio - Adviser Class |
|---|---|---|---|---|
| **Net assets at January 1, 2012** | $ 515 | $ 498,449 | $ 638 | $ 2,578 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 3 | 1,615 | 1 | 69 |
| Total realized gain (loss) on investments and capital gains distributions | 6 | 7,623 | (26) | - |
| Net unrealized appreciation (depreciation) of investments | 96 | 87,172 | 157 | 118 |
| Net increase (decrease) in net assets resulting from operations | 105 | 96,410 | 132 | 187 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (19) | (54,144) | 45 | (90) |
| Increase (decrease) in net assets derived from principal transactions | (19) | (54,144) | 45 | (90) |
| Total increase (decrease) in net assets | 86 | 42,266 | 177 | 97 |
| **Net assets at December 31, 2012** | 601 | 540,715 | 815 | 2,675 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 4 | 2,054 | 2 | 65 |
| Total realized gain (loss) on investments and capital gains distributions | 84 | 19,950 | 15 | (3) |
| Net unrealized appreciation (depreciation) of investments | 57 | 112,073 | 195 | (118) |
| Net increase (decrease) in net assets resulting from operations | 145 | 134,077 | 212 | (56) |
| Changes from principal transactions: | | | | |
| Total unit transactions | (137) | (53,733) | 34 | (624) |
| Increase (decrease) in net assets derived from principal transactions | (137) | (53,733) | 34 | (624) |
| Total increase (decrease) in net assets | 8 | 80,344 | 246 | (680) |
| **Net assets at December 31, 2013** | $ 609 | $ 621,059 | $ 1,061 | $ 1,995 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2013 and 2012
*(Dollars in thousands)*

| | ING PIMCO Total Return Portfolio - Initial Class | ING PIMCO Total Return Portfolio - Service Class | ING Pioneer High Yield Portfolio - Initial Class | ING Pioneer High Yield Portfolio - Service Class |
|---|---|---|---|---|
| **Net assets at January 1, 2012** | $          78 | $     232,928 | $      19,191 | $          393 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 8 | 5,206 | 1,085 | 21 |
| Total realized gain (loss) on investments and capital gains distributions | 2 | 28 | 533 | 9 |
| Net unrealized appreciation (depreciation) of investments | 1 | 11,038 | 1,311 | 29 |
| Net increase (decrease) in net assets resulting from operations | 11 | 16,272 | 2,929 | 59 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 233 | 6,766 | 1,256 | 14 |
| Increase (decrease) in net assets derived from principal transactions | 233 | 6,766 | 1,256 | 14 |
| Total increase (decrease) in net assets | 244 | 23,038 | 4,185 | 73 |
| **Net assets at December 31, 2012** | 322 | 255,966 | 23,376 | 466 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 15 | 5,470 | 1,156 | 21 |
| Total realized gain (loss) on investments and capital gains distributions | 4 | 4,096 | 661 | 5 |
| Net unrealized appreciation (depreciation) of investments | (27) | (16,754) | 1,202 | 31 |
| Net increase (decrease) in net assets resulting from operations | (8) | (7,188) | 3,019 | 57 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 824 | (47,551) | 9,523 | 175 |
| Increase (decrease) in net assets derived from principal transactions | 824 | (47,551) | 9,523 | 175 |
| Total increase (decrease) in net assets | 816 | (54,739) | 12,542 | 232 |
| **Net assets at December 31, 2013** | $       1,138 | $     201,227 | $      35,918 | $          698 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Changes in Net Assets**
**For the Years Ended December 31, 2013 and 2012**
*(Dollars in thousands)*

| | ING Solution 2015 Portfolio - Adviser Class | ING Solution 2015 Portfolio - Initial Class | ING Solution 2015 Portfolio - Service Class | ING Solution 2015 Portfolio - Service 2 Class |
|---|---|---|---|---|
| **Net assets at January 1, 2012** | $ 805 | $ - | $ 60,328 | $ 13,912 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 30 | (2) | 2,171 | 394 |
| Total realized gain (loss) on investments and capital gains distributions | 1 | - | (890) | 197 |
| Net unrealized appreciation (depreciation) of investments | 55 | 27 | 5,170 | 648 |
| Net increase (decrease) in net assets resulting from operations | 86 | 25 | 6,451 | 1,239 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (17) | 1,251 | 399 | (4,569) |
| Increase (decrease) in net assets derived from principal transactions | (17) | 1,251 | 399 | (4,569) |
| Total increase (decrease) in net assets | 69 | 1,276 | 6,850 | (3,330) |
| **Net assets at December 31, 2012** | 874 | 1,276 | 67,178 | 10,582 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 24 | 50 | 1,611 | 250 |
| Total realized gain (loss) on investments and capital gains distributions | 2 | 15 | 427 | 188 |
| Net unrealized appreciation (depreciation) of investments | 48 | 71 | 3,313 | 377 |
| Net increase (decrease) in net assets resulting from operations | 74 | 136 | 5,351 | 815 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (29) | 354 | (4,826) | (1,253) |
| Increase (decrease) in net assets derived from principal transactions | (29) | 354 | (4,826) | (1,253) |
| Total increase (decrease) in net assets | 45 | 490 | 525 | (438) |
| **Net assets at December 31, 2013** | $ 919 | $ 1,766 | $ 67,703 | $ 10,144 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2013 and 2012
*(Dollars in thousands)*

| | ING Solution 2025 Portfolio - Adviser Class | ING Solution 2025 Portfolio - Initial Class | ING Solution 2025 Portfolio - Service Class | ING Solution 2025 Portfolio - Service 2 Class |
|---|---|---|---|---|
| **Net assets at January 1, 2012** | $ 387 | $ - | $ 92,206 | $ 19,675 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 9 | (1) | 1,933 | 307 |
| Total realized gain (loss) on investments and capital gains distributions | 2 | - | (958) | 332 |
| Net unrealized appreciation (depreciation) of investments | 39 | 16 | 10,876 | 1,291 |
| Net increase (decrease) in net assets resulting from operations | 50 | 15 | 11,851 | 1,930 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (10) | 506 | 6,443 | (6,006) |
| Increase (decrease) in net assets derived from principal transactions | (10) | 506 | 6,443 | (6,006) |
| Total increase (decrease) in net assets | 40 | 521 | 18,294 | (4,076) |
| **Net assets at December 31, 2012** | 427 | 521 | 110,500 | 15,599 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 7 | 14 | 1,767 | 225 |
| Total realized gain (loss) on investments and capital gains distributions | 7 | 3 | (266) | 655 |
| Net unrealized appreciation (depreciation) of investments | 54 | 81 | 16,037 | 1,280 |
| Net increase (decrease) in net assets resulting from operations | 68 | 98 | 17,538 | 2,160 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 13 | 169 | 3,388 | (2,715) |
| Increase (decrease) in net assets derived from principal transactions | 13 | 169 | 3,388 | (2,715) |
| Total increase (decrease) in net assets | 81 | 267 | 20,926 | (555) |
| **Net assets at December 31, 2013** | $ 508 | $ 788 | $ 131,426 | $ 15,044 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2013 and 2012
*(Dollars in thousands)*

| | ING Solution 2035 Portfolio - Adviser Class | ING Solution 2035 Portfolio - Initial Class | ING Solution 2035 Portfolio - Service Class | ING Solution 2035 Portfolio - Service 2 Class |
|---|---|---|---|---|
| **Net assets at January 1, 2012** | $ 338 | $ - | $ 76,467 | $ 16,464 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 5 | (2) | 1,170 | 214 |
| Total realized gain (loss) on investments and capital gains distributions | 12 | - | (899) | 237 |
| Net unrealized appreciation (depreciation) of investments | 27 | 49 | 11,044 | 1,505 |
| Net increase (decrease) in net assets resulting from operations | 44 | 47 | 11,315 | 1,956 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (116) | 1,252 | 9,167 | (3,265) |
| Increase (decrease) in net assets derived from principal transactions | (116) | 1,252 | 9,167 | (3,265) |
| Total increase (decrease) in net assets | (72) | 1,299 | 20,482 | (1,309) |
| **Net assets at December 31, 2012** | 266 | 1,299 | 96,949 | 15,155 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 2 | 25 | 1,226 | 142 |
| Total realized gain (loss) on investments and capital gains distributions | 19 | 2 | (2) | 968 |
| Net unrealized appreciation (depreciation) of investments | 23 | 255 | 18,458 | 1,442 |
| Net increase (decrease) in net assets resulting from operations | 44 | 282 | 19,682 | 2,552 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (95) | 202 | 6,441 | (3,919) |
| Increase (decrease) in net assets derived from principal transactions | (95) | 202 | 6,441 | (3,919) |
| Total increase (decrease) in net assets | (51) | 484 | 26,123 | (1,367) |
| **Net assets at December 31, 2013** | $ 215 | $ 1,783 | $ 123,072 | $ 13,788 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2013 and 2012
*(Dollars in thousands)*

| | ING Solution 2045 Portfolio - Adviser Class | ING Solution 2045 Portfolio - Initial Class | ING Solution 2045 Portfolio - Service Class | ING Solution 2045 Portfolio - Service 2 Class |
|---|---|---|---|---|
| **Net assets at January 1, 2012** | $ 115 | $ - | $ 55,372 | $ 13,383 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 2 | (1) | 646 | 127 |
| Total realized gain (loss) on investments and capital gains distributions | - | 6 | (726) | 141 |
| Net unrealized appreciation (depreciation) of investments | 14 | 29 | 8,414 | 1,211 |
| Net increase (decrease) in net assets resulting from operations | 16 | 34 | 8,334 | 1,479 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (14) | 769 | 6,371 | (3,316) |
| Increase (decrease) in net assets derived from principal transactions | (14) | 769 | 6,371 | (3,316) |
| Total increase (decrease) in net assets | 2 | 803 | 14,705 | (1,837) |
| **Net assets at December 31, 2012** | 117 | 803 | 70,077 | 11,546 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 2 | 16 | 706 | 71 |
| Total realized gain (loss) on investments and capital gains distributions | 7 | 7 | 234 | 1,431 |
| Net unrealized appreciation (depreciation) of investments | 15 | 205 | 15,565 | 510 |
| Net increase (decrease) in net assets resulting from operations | 24 | 228 | 16,505 | 2,012 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (33) | 282 | 4,116 | (5,341) |
| Increase (decrease) in net assets derived from principal transactions | (33) | 282 | 4,116 | (5,341) |
| Total increase (decrease) in net assets | (9) | 510 | 20,621 | (3,329) |
| **Net assets at December 31, 2013** | $ 108 | $ 1,313 | $ 90,698 | $ 8,217 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2013 and 2012
*(Dollars in thousands)*

| | ING Solution 2055 Portfolio - Initial Class | ING Solution 2055 Portfolio - Service Class | ING Solution 2055 Portfolio - Service 2 Class | ING Solution Balanced Portfolio - Service Class |
|---|---|---|---|---|
| **Net assets at January 1, 2012** | $ - | $ 1,414 | $ 259 | $ 1,775 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | 5 | 1 | 15 |
| Total realized gain (loss) on investments and capital gains distributions | - | 21 | 4 | 76 |
| Net unrealized appreciation (depreciation) of investments | - | 267 | 32 | 145 |
| Net increase (decrease) in net assets resulting from operations | - | 293 | 37 | 236 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 124 | 1,677 | 142 | 262 |
| Increase (decrease) in net assets derived from principal transactions | 124 | 1,677 | 142 | 262 |
| Total increase (decrease) in net assets | 124 | 1,970 | 179 | 498 |
| **Net assets at December 31, 2012** | 124 | 3,384 | 438 | 2,273 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 1 | 23 | 2 | 36 |
| Total realized gain (loss) on investments and capital gains distributions | 2 | 366 | 68 | 139 |
| Net unrealized appreciation (depreciation) of investments | 26 | 705 | 45 | 201 |
| Net increase (decrease) in net assets resulting from operations | 29 | 1,094 | 115 | 376 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 2 | 2,994 | 130 | 853 |
| Increase (decrease) in net assets derived from principal transactions | 2 | 2,994 | 130 | 853 |
| Total increase (decrease) in net assets | 31 | 4,088 | 245 | 1,229 |
| **Net assets at December 31, 2013** | $ 155 | $ 7,472 | $ 683 | $ 3,502 |

*The accompanying notes are an integral part of these financial statements.*

175

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Changes in Net Assets**
**For the Years Ended December 31, 2013 and 2012**
*(Dollars in thousands)*

|  | ING Solution Income Portfolio - Adviser Class | ING Solution Income Portfolio - Initial Class | ING Solution Income Portfolio - Service Class | ING Solution Income Portfolio - Service 2 Class |
|---|---|---|---|---|
| **Net assets at January 1, 2012** | $ 303 | $ - | $ 13,757 | $ 2,646 |
| **Increase (decrease) in net assets** |  |  |  |  |
| Operations: |  |  |  |  |
| Net investment income (loss) | 10 | (3) | 577 | 90 |
| Total realized gain (loss) on investments and capital gains distributions | 4 | - | 489 | 11 |
| Net unrealized appreciation (depreciation) of investments | 11 | 33 | 150 | 105 |
| Net increase (decrease) in net assets resulting from operations | 25 | 30 | 1,216 | 206 |
| Changes from principal transactions: |  |  |  |  |
| Total unit transactions | (71) | 1,938 | (1,729) | (782) |
| Increase (decrease) in net assets derived from principal transactions | (71) | 1,938 | (1,729) | (782) |
| Total increase (decrease) in net assets | (46) | 1,968 | (513) | (576) |
| **Net assets at December 31, 2012** | 257 | 1,968 | 13,244 | 2,070 |
| **Increase (decrease) in net assets** |  |  |  |  |
| Operations: |  |  |  |  |
| Net investment income (loss) | 7 | 68 | 417 | 54 |
| Total realized gain (loss) on investments and capital gains distributions | 3 | 10 | 197 | 37 |
| Net unrealized appreciation (depreciation) of investments | 6 | 67 | 274 | 12 |
| Net increase (decrease) in net assets resulting from operations | 16 | 145 | 888 | 103 |
| Changes from principal transactions: |  |  |  |  |
| Total unit transactions | (52) | 442 | 987 | (778) |
| Increase (decrease) in net assets derived from principal transactions | (52) | 442 | 987 | (778) |
| Total increase (decrease) in net assets | (36) | 587 | 1,875 | (675) |
| **Net assets at December 31, 2013** | $ 221 | $ 2,555 | $ 15,119 | $ 1,395 |

*The accompanying notes are an integral part of these financial statements.*

**Statements of Changes in Net Assets**
**For the Years Ended December 31, 2013 and 2012**
*(Dollars in thousands)*

| | ING Solution Moderately Conservative Portfolio - Service Class | ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Adviser Class | ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class | ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class |
|---|---|---|---|---|
| **Net assets at January 1, 2012** | $ 3,018 | $ 409 | $ 309,528 | $ 580 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 31 | (2) | (1,673) | (3) |
| Total realized gain (loss) on investments and capital gains distributions | 198 | 39 | 32,433 | 139 |
| Net unrealized appreciation (depreciation) of investments | 110 | 24 | 14,326 | (59) |
| Net increase (decrease) in net assets resulting from operations | 339 | 61 | 45,086 | 77 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 213 | (5) | (30,311) | (71) |
| Increase (decrease) in net assets derived from principal transactions | 213 | (5) | (30,311) | (71) |
| Total increase (decrease) in net assets | 552 | 56 | 14,775 | 6 |
| **Net assets at December 31, 2012** | 3,570 | 465 | 324,303 | 586 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 78 | (1) | (2,669) | (4) |
| Total realized gain (loss) on investments and capital gains distributions | 226 | 86 | 16,710 | 38 |
| Net unrealized appreciation (depreciation) of investments | 42 | 46 | 90,956 | 172 |
| Net increase (decrease) in net assets resulting from operations | 346 | 131 | 104,997 | 206 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 984 | (207) | (36,037) | 67 |
| Increase (decrease) in net assets derived from principal transactions | 984 | (207) | (36,037) | 67 |
| Total increase (decrease) in net assets | 1,330 | (76) | 68,960 | 273 |
| **Net assets at December 31, 2013** | $ 4,900 | $ 389 | $ 393,263 | $ 859 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2013 and 2012
*(Dollars in thousands)*

| | ING T. Rowe Price Growth Equity Portfolio - Adviser Class | ING T. Rowe Price Growth Equity Portfolio - Initial Class | ING T. Rowe Price Growth Equity Portfolio - Service Class | ING Templeton Foreign Equity Portfolio - Adviser Class |
|---|---|---|---|---|
| **Net assets at January 1, 2012** | $ 1,139 | $ 208,716 | $ 2,053 | $ 457 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (4) | (1,885) | (15) | 4 |
| Total realized gain (loss) on investments and capital gains distributions | 9 | 7,978 | 14 | 2 |
| Net unrealized appreciation (depreciation) of investments | 195 | 30,684 | 377 | 78 |
| Net increase (decrease) in net assets resulting from operations | 200 | 36,777 | 376 | 84 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (115) | 2,158 | 300 | 21 |
| Increase (decrease) in net assets derived from principal transactions | (115) | 2,158 | 300 | 21 |
| Total increase (decrease) in net assets | 85 | 38,935 | 676 | 105 |
| **Net assets at December 31, 2012** | 1,224 | 247,651 | 2,729 | 562 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (5) | (2,539) | (18) | 4 |
| Total realized gain (loss) on investments and capital gains distributions | 51 | 15,644 | 159 | 33 |
| Net unrealized appreciation (depreciation) of investments | 402 | 79,037 | 951 | 57 |
| Net increase (decrease) in net assets resulting from operations | 448 | 92,142 | 1,092 | 94 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (111) | (13,754) | 74 | (117) |
| Increase (decrease) in net assets derived from principal transactions | (111) | (13,754) | 74 | (117) |
| Total increase (decrease) in net assets | 337 | 78,388 | 1,166 | (23) |
| **Net assets at December 31, 2013** | $ 1,561 | $ 326,039 | $ 3,895 | $ 539 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Changes in Net Assets**
**For the Years Ended December 31, 2013 and 2012**
*(Dollars in thousands)*

| | ING Templeton Foreign Equity Portfolio - Initial Class | ING Templeton Foreign Equity Portfolio - Service Class | ING UBS U.S. Large Cap Equity Portfolio - Adviser Class | ING UBS U.S. Large Cap Equity Portfolio - Initial Class |
|---|---|---|---|---|
| **Net assets at January 1, 2012** | $ 77,991 | $ 86 | $ 82 | $ 66,888 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 597 | 3 | - | (84) |
| Total realized gain (loss) on investments and capital gains distributions | (4,040) | 3 | 2 | 798 |
| Net unrealized appreciation (depreciation) of investments | 20,041 | 34 | 8 | 7,245 |
| Net increase (decrease) in net assets resulting from operations | 16,598 | 40 | 10 | 7,959 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 9,664 | 158 | (17) | (7,160) |
| Increase (decrease) in net assets derived from principal transactions | 9,664 | 158 | (17) | (7,160) |
| Total increase (decrease) in net assets | 26,262 | 198 | (7) | 799 |
| **Net assets at December 31, 2012** | 104,253 | 284 | 75 | 67,687 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 537 | 3 | - | 153 |
| Total realized gain (loss) on investments and capital gains distributions | (1,177) | 7 | 23 | 16,354 |
| Net unrealized appreciation (depreciation) of investments | 19,663 | 49 | (15) | (9,707) |
| Net increase (decrease) in net assets resulting from operations | 19,023 | 59 | 8 | 6,800 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (8,404) | 19 | (83) | (74,487) |
| Increase (decrease) in net assets derived from principal transactions | (8,404) | 19 | (83) | (74,487) |
| Total increase (decrease) in net assets | 10,619 | 78 | (75) | (67,687) |
| **Net assets at December 31, 2013** | $ 114,872 | $ 362 | $ - | $ - |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2013 and 2012
*(Dollars in thousands)*

| | ING UBS U.S. Large Cap Equity Portfolio - Service Class | ING Core Equity Research Fund - Class A | ING Strategic Allocation Conservative Portfolio - Class I | ING Strategic Allocation Growth Portfolio - Class I |
|---|---|---|---|---|
| **Net assets at January 1, 2012** | $ 18 | $ 189 | $ 31,636 | $ 61,425 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | 1 | 562 | 362 |
| Total realized gain (loss) on investments and capital gains distributions | - | 12 | (1,336) | (3,036) |
| Net unrealized appreciation (depreciation) of investments | 2 | 18 | 4,258 | 10,911 |
| Net increase (decrease) in net assets resulting from operations | 2 | 31 | 3,484 | 8,237 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (3) | (30) | (1,882) | (4,856) |
| Increase (decrease) in net assets derived from principal transactions | (3) | (30) | (1,882) | (4,856) |
| Total increase (decrease) in net assets | (1) | 1 | 1,602 | 3,381 |
| **Net assets at December 31, 2012** | 17 | 190 | 33,238 | 64,806 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | - | 572 | 513 |
| Total realized gain (loss) on investments and capital gains distributions | 3 | 26 | 55 | (1,906) |
| Net unrealized appreciation (depreciation) of investments | (1) | 17 | 3,067 | 15,036 |
| Net increase (decrease) in net assets resulting from operations | 2 | 43 | 3,694 | 13,643 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (19) | (71) | 638 | (2,388) |
| Increase (decrease) in net assets derived from principal transactions | (19) | (71) | 638 | (2,388) |
| Total increase (decrease) in net assets | (17) | (28) | 4,332 | 11,255 |
| **Net assets at December 31, 2013** | $ - | $ 162 | $ 37,570 | $ 76,061 |

*The accompanying notes are an integral part of these financial statements.*

## VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2013 and 2012
*(Dollars in thousands)*

| | ING Strategic Allocation Moderate Portfolio - Class I | ING Growth and Income Portfolio - Class A | ING Growth and Income Portfolio - Class I | ING Growth and Income Portfolio - Class S |
|---|---|---|---|---|
| **Net assets at January 1, 2012** | $ 57,881 | $ 856 | $ 1,044,149 | $ 7,254 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 706 | 8 | 7,511 | 64 |
| Total realized gain (loss) on investments and capital gains distributions | (2,528) | 36 | (33,260) | 284 |
| Net unrealized appreciation (depreciation) of investments | 8,901 | 75 | 172,583 | 677 |
| Net increase (decrease) in net assets resulting from operations | 7,079 | 119 | 146,834 | 1,025 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (3,540) | (190) | (122,469) | (2,158) |
| Increase (decrease) in net assets derived from principal transactions | (3,540) | (190) | (122,469) | (2,158) |
| Total increase (decrease) in net assets | 3,539 | (71) | 24,365 | (1,133) |
| **Net assets at December 31, 2012** | 61,420 | 785 | 1,068,514 | 6,121 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 778 | 8 | 3,035 | (7) |
| Total realized gain (loss) on investments and capital gains distributions | (1,847) | 104 | 2,547 | 1,198 |
| Net unrealized appreciation (depreciation) of investments | 10,508 | 240 | 318,111 | (664) |
| Net increase (decrease) in net assets resulting from operations | 9,439 | 352 | 323,693 | 527 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (3,578) | 461 | (1,081) | (6,436) |
| Increase (decrease) in net assets derived from principal transactions | (3,578) | 461 | (1,081) | (6,436) |
| Total increase (decrease) in net assets | 5,861 | 813 | 322,612 | (5,909) |
| **Net assets at December 31, 2013** | $ 67,281 | $ 1,598 | $ 1,391,126 | $ 212 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2013 and 2012
*(Dollars in thousands)*

| | ING GET U.S. Core Portfolio - Series 11 | ING BlackRock Science and Technology Opportunities Portfolio - Adviser Class | ING BlackRock Science and Technology Opportunities Portfolio - Class I | ING Index Plus LargeCap Portfolio - Class I |
|---|---|---|---|---|
| **Net assets at January 1, 2012** | $ 31 | $ 2 | $ 45,758 | $ 262,851 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 1 | - | (366) | 1,649 |
| Total realized gain (loss) on investments and capital gains distributions | (6) | - | 3,843 | 9,376 |
| Net unrealized appreciation (depreciation) of investments | 6 | - | (376) | 23,089 |
| Net increase (decrease) in net assets resulting from operations | 1 | - | 3,101 | 34,114 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (26) | - | (4,364) | (27,752) |
| Increase (decrease) in net assets derived from principal transactions | (26) | - | (4,364) | (27,752) |
| Total increase (decrease) in net assets | (25) | - | (1,263) | 6,362 |
| **Net assets at December 31, 2012** | 6 | 2 | 44,495 | 269,213 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | - | (94) | 2,369 |
| Total realized gain (loss) on investments and capital gains distributions | - | - | 5,048 | 11,741 |
| Net unrealized appreciation (depreciation) of investments | - | - | (3,069) | 67,358 |
| Net increase (decrease) in net assets resulting from operations | - | - | 1,885 | 81,468 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (6) | (2) | (46,380) | (25,669) |
| Increase (decrease) in net assets derived from principal transactions | (6) | (2) | (46,380) | (25,669) |
| Total increase (decrease) in net assets | (6) | (2) | (44,495) | 55,799 |
| **Net assets at December 31, 2013** | $ - | $ - | $ - | $ 325,012 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Changes in Net Assets**
**For the Years Ended December 31, 2013 and 2012**
*(Dollars in thousands)*

| | ING Index Plus LargeCap Portfolio - Class S | ING Index Plus MidCap Portfolio - Class I | ING Index Plus MidCap Portfolio - Class S | ING Index Plus SmallCap Portfolio - Class I |
|---|---|---|---|---|
| **Net assets at January 1, 2012** | $ 383 | $ 280,455 | $ 389 | $ 110,537 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 5 | (40) | 1 | (414) |
| Total realized gain (loss) on investments and capital gains distributions | (5) | 1,115 | 36 | (1,356) |
| Net unrealized appreciation (depreciation) of investments | 50 | 44,220 | 28 | 13,761 |
| Net increase (decrease) in net assets resulting from operations | 50 | 45,295 | 65 | 11,991 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (65) | (26,769) | (67) | (12,550) |
| Increase (decrease) in net assets derived from principal transactions | (65) | (26,769) | (67) | (12,550) |
| Total increase (decrease) in net assets | (15) | 18,526 | (2) | (559) |
| **Net assets at December 31, 2012** | 368 | 298,981 | 387 | 109,978 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 4 | 763 | 2 | (17) |
| Total realized gain (loss) on investments and capital gains distributions | 18 | 6,231 | 9 | 1,325 |
| Net unrealized appreciation (depreciation) of investments | 71 | 89,396 | 115 | 43,693 |
| Net increase (decrease) in net assets resulting from operations | 93 | 96,390 | 126 | 45,001 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (126) | (29,488) | (10) | (98) |
| Increase (decrease) in net assets derived from principal transactions | (126) | (29,488) | (10) | (98) |
| Total increase (decrease) in net assets | (33) | 66,902 | 116 | 44,903 |
| **Net assets at December 31, 2013** | $ 335 | $ 365,883 | $ 503 | $ 154,881 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2013 and 2012
*(Dollars in thousands)*

| | ING Index Plus SmallCap Portfolio - Class S | ING International Index Portfolio - Class I | ING International Index Portfolio - Class S | ING Russell™ Large Cap Growth Index Portfolio - Class I |
|---|---|---|---|---|
| **Net assets at January 1, 2012** | $ 181 | $ 17,553 | $ 7 | $ 5,308 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (1) | 347 | - | 4 |
| Total realized gain (loss) on investments and capital gains distributions | 23 | 39 | (1) | 296 |
| Net unrealized appreciation (depreciation) of investments | - | 2,629 | 1 | 470 |
| Net increase (decrease) in net assets resulting from operations | 22 | 3,015 | - | 770 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (27) | 24 | (2) | 2,887 |
| Increase (decrease) in net assets derived from principal transactions | (27) | 24 | (2) | 2,887 |
| Total increase (decrease) in net assets | (5) | 3,039 | (2) | 3,657 |
| **Net assets at December 31, 2012** | 176 | 20,592 | 5 | 8,965 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | 301 | - | 38 |
| Total realized gain (loss) on investments and capital gains distributions | 8 | 673 | - | 735 |
| Net unrealized appreciation (depreciation) of investments | 61 | 3,396 | 1 | 1,983 |
| Net increase (decrease) in net assets resulting from operations | 69 | 4,370 | 1 | 2,756 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (9) | 1,752 | - | 318 |
| Increase (decrease) in net assets derived from principal transactions | (9) | 1,752 | - | 318 |
| Total increase (decrease) in net assets | 60 | 6,122 | 1 | 3,074 |
| **Net assets at December 31, 2013** | $ 236 | $ 26,714 | $ 6 | $ 12,039 |

*The accompanying notes are an integral part of these financial statements.*

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2013 and 2012
*(Dollars in thousands)*

| | ING Russell™ Large Cap Growth Index Portfolio - Class S | ING Russell™ Large Cap Index Portfolio - Class I | ING Russell™ Large Cap Index Portfolio - Class S | ING Russell™ Large Cap Value Index Portfolio - Class I |
|---|---|---|---|---|
| **Net assets at January 1, 2012** | $ 581 | $ 13,923 | $ 9 | $ 184 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 2 | 253 | - | 1 |
| Total realized gain (loss) on investments and capital gains distributions | 37 | 614 | 1 | 3 |
| Net unrealized appreciation (depreciation) of investments | 35 | 1,409 | 2 | 25 |
| Net increase (decrease) in net assets resulting from operations | 74 | 2,276 | 3 | 29 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (70) | 7,119 | 53 | 42 |
| Increase (decrease) in net assets derived from principal transactions | (70) | 7,119 | 53 | 42 |
| Total increase (decrease) in net assets | 4 | 9,395 | 56 | 71 |
| **Net assets at December 31, 2012** | 585 | 23,318 | 65 | 255 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 6 | 181 | - | 1 |
| Total realized gain (loss) on investments and capital gains distributions | 9 | 1,338 | 3 | 62 |
| Net unrealized appreciation (depreciation) of investments | 192 | 6,588 | 35 | 21 |
| Net increase (decrease) in net assets resulting from operations | 207 | 8,107 | 38 | 84 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 164 | 5,925 | 118 | 26 |
| Increase (decrease) in net assets derived from principal transactions | 164 | 5,925 | 118 | 26 |
| Total increase (decrease) in net assets | 371 | 14,032 | 156 | 110 |
| **Net assets at December 31, 2013** | $ 956 | $ 37,350 | $ 221 | $ 365 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2013 and 2012
*(Dollars in thousands)*

| | ING Russell™ Large Cap Value Index Portfolio - Class S | ING Russell™ Mid Cap Growth Index Portfolio - Class S | ING Russell™ Mid Cap Index Portfolio - Class I | ING Russell™ Small Cap Index Portfolio - Class I |
|---|---|---|---|---|
| **Net assets at January 1, 2012** | $ 2,795 | $ 5,207 | $ 7,784 | $ 6,728 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 19 | (33) | 19 | (11) |
| Total realized gain (loss) on investments and capital gains distributions | 34 | 456 | 769 | 579 |
| Net unrealized appreciation (depreciation) of investments | 406 | 314 | 1,207 | 674 |
| Net increase (decrease) in net assets resulting from operations | 459 | 737 | 1,995 | 1,242 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 682 | (168) | 13,601 | 4,619 |
| Increase (decrease) in net assets derived from principal transactions | 682 | (168) | 13,601 | 4,619 |
| Total increase (decrease) in net assets | 1,141 | 569 | 15,596 | 5,861 |
| **Net assets at December 31, 2012** | 3,936 | 5,776 | 23,380 | 12,589 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 24 | (15) | 131 | 71 |
| Total realized gain (loss) on investments and capital gains distributions | 456 | 541 | 2,346 | 1,163 |
| Net unrealized appreciation (depreciation) of investments | 881 | 1,487 | 7,141 | 4,457 |
| Net increase (decrease) in net assets resulting from operations | 1,361 | 2,013 | 9,618 | 5,691 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 761 | 724 | 11,132 | 5,481 |
| Increase (decrease) in net assets derived from principal transactions | 761 | 724 | 11,132 | 5,481 |
| Total increase (decrease) in net assets | 2,122 | 2,737 | 20,750 | 11,172 |
| **Net assets at December 31, 2013** | $ 6,058 | $ 8,513 | $ 44,130 | $ 23,761 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Changes in Net Assets**
**For the Years Ended December 31, 2013 and 2012**
*(Dollars in thousands)*

| | ING Small Company Portfolio - Class I | ING Small Company Portfolio - Class S | ING U.S. Bond Index Portfolio - Class I | ING International Value Portfolio - Class I |
|---|---|---|---|---|
| **Net assets at January 1, 2012** | $ 116,910 | $ 184 | $ 9,456 | $ 62,017 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (676) | (1) | 143 | 1,073 |
| Total realized gain (loss) on investments and capital gains distributions | 2,592 | 11 | 309 | (12,126) |
| Net unrealized appreciation (depreciation) of investments | 13,370 | 15 | (175) | 20,937 |
| Net increase (decrease) in net assets resulting from operations | 15,286 | 25 | 277 | 9,884 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (9,675) | (2) | 1,806 | (11,947) |
| Increase (decrease) in net assets derived from principal transactions | (9,675) | (2) | 1,806 | (11,947) |
| Total increase (decrease) in net assets | 5,611 | 23 | 2,083 | (2,063) |
| **Net assets at December 31, 2012** | 122,521 | 207 | 11,539 | 59,954 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (632) | - | 107 | 1,145 |
| Total realized gain (loss) on investments and capital gains distributions | 11,847 | 22 | (15) | (5,597) |
| Net unrealized appreciation (depreciation) of investments | 32,065 | 57 | (464) | 15,690 |
| Net increase (decrease) in net assets resulting from operations | 43,280 | 79 | (372) | 11,238 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (10,174) | 13 | (1,904) | (8,324) |
| Increase (decrease) in net assets derived from principal transactions | (10,174) | 13 | (1,904) | (8,324) |
| Total increase (decrease) in net assets | 33,106 | 92 | (2,276) | 2,914 |
| **Net assets at December 31, 2013** | $ 155,627 | $ 299 | $ 9,263 | $ 62,868 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Changes in Net Assets**
**For the Years Ended December 31, 2013 and 2012**
*(Dollars in thousands)*

| | ING International Value Portfolio - Class S | ING MidCap Opportunities Portfolio - Class I | ING MidCap Opportunities Portfolio - Class S | ING SmallCap Opportunities Portfolio - Class I |
|---|---|---|---|---|
| **Net assets at January 1, 2012** | $ 210 | $ 32,603 | $ 2,056 | $ 21,998 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 4 | (163) | (3) | (210) |
| Total realized gain (loss) on investments and capital gains distributions | (15) | 1,670 | 273 | 2,537 |
| Net unrealized appreciation (depreciation) of investments | 49 | 3,075 | (25) | 924 |
| Net increase (decrease) in net assets resulting from operations | 38 | 4,582 | 245 | 3,251 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (30) | 12,330 | (559) | 3,495 |
| Increase (decrease) in net assets derived from principal transactions | (30) | 12,330 | (559) | 3,495 |
| Total increase (decrease) in net assets | 8 | 16,912 | (314) | 6,746 |
| **Net assets at December 31, 2012** | 218 | 49,515 | 1,742 | 28,744 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 4 | (850) | (9) | (305) |
| Total realized gain (loss) on investments and capital gains distributions | (2) | 7,928 | 360 | 5,166 |
| Net unrealized appreciation (depreciation) of investments | 38 | 16,439 | 67 | 6,273 |
| Net increase (decrease) in net assets resulting from operations | 40 | 23,517 | 418 | 11,134 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (34) | 40,460 | (759) | 1,697 |
| Increase (decrease) in net assets derived from principal transactions | (34) | 40,460 | (759) | 1,697 |
| Total increase (decrease) in net assets | 6 | 63,977 | (341) | 12,831 |
| **Net assets at December 31, 2013** | $ 224 | $ 113,492 | $ 1,401 | $ 41,575 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2013 and 2012
*(Dollars in thousands)*

| | ING SmallCap Opportunities Portfolio - Class S | Janus Aspen Series Balanced Portfolio - Institutional Shares | Janus Aspen Series Enterprise Portfolio - Institutional Shares | Janus Aspen Series Flexible Bond Portfolio - Institutional Shares |
|---|---|---|---|---|
| **Net assets at January 1, 2012** | $ 86 | $ 151 | $ 322 | $ 65 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | 3 | (4) | 1 |
| Total realized gain (loss) on investments and capital gains distributions | 14 | 11 | 7 | 4 |
| Net unrealized appreciation (depreciation) of investments | (1) | 5 | 49 | (1) |
| Net increase (decrease) in net assets resulting from operations | 13 | 19 | 52 | 4 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (19) | 4 | (9) | (29) |
| Increase (decrease) in net assets derived from principal transactions | (19) | 4 | (9) | (29) |
| Total increase (decrease) in net assets | (6) | 23 | 43 | (25) |
| **Net assets at December 31, 2012** | 80 | 174 | 365 | 40 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | 1 | (3) | 2 |
| Total realized gain (loss) on investments and capital gains distributions | 10 | 10 | 33 | 1 |
| Net unrealized appreciation (depreciation) of investments | 20 | 13 | 53 | (2) |
| Net increase (decrease) in net assets resulting from operations | 30 | 24 | 83 | 1 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (2) | (45) | (122) | (3) |
| Increase (decrease) in net assets derived from principal transactions | (2) | (45) | (122) | (3) |
| Total increase (decrease) in net assets | 28 | (21) | (39) | (2) |
| **Net assets at December 31, 2013** | $ 108 | $ 153 | $ 326 | $ 38 |

*The accompanying notes are an integral part of these financial statements.*

## VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2013 and 2012
*(Dollars in thousands)*

| | Janus Aspen Series Global Research Portfolio - Institutional Shares | Janus Aspen Series Janus Portfolio - Institutional Shares | JPMorgan Government Bond Fund - Select Class | Lazard Emerging Markets Equity Portfolio - Open Shares |
|---|---|---|---|---|
| **Net assets at January 1, 2012** | $ 114 | $ 57 | $ - | $ - |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | (1) | - | - |
| Total realized gain (loss) on investments and capital gains distributions | (2) | 1 | - | - |
| Net unrealized appreciation (depreciation) of investments | 24 | 9 | - | - |
| Net increase (decrease) in net assets resulting from operations | 22 | 9 | - | - |
| Changes from principal transactions: | | | | |
| Total unit transactions | (1) | 4 | 10 | - |
| Increase (decrease) in net assets derived from principal transactions | (1) | 4 | 10 | - |
| Total increase (decrease) in net assets | 21 | 13 | 10 | - |
| **Net assets at December 31, 2012** | 135 | 70 | 10 | - |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | - | 5 | - |
| Total realized gain (loss) on investments and capital gains distributions | 1 | 2 | (6) | - |
| Net unrealized appreciation (depreciation) of investments | 34 | 17 | (15) | - |
| Net increase (decrease) in net assets resulting from operations | 35 | 19 | (16) | - |
| Changes from principal transactions: | | | | |
| Total unit transactions | (9) | (11) | 248 | - |
| Increase (decrease) in net assets derived from principal transactions | (9) | (11) | 248 | - |
| Total increase (decrease) in net assets | 26 | 8 | 232 | - |
| **Net assets at December 31, 2013** | $ 161 | $ 78 | $ 242 | $ - |

*The accompanying notes are an integral part of these financial statements.*

## VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2013 and 2012
*(Dollars in thousands)*

| | Lazard U.S. Mid Cap Equity Portfolio - Open Shares | LKCM Aquinas Growth Fund | Loomis Sayles Small Cap Value Fund - Retail Class | Lord Abbett Developing Growth Fund - Class A |
|---|---|---|---|---|
| **Net assets at January 1, 2012** | $ 3,793 | $ 291 | $ 7,314 | $ 77 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (30) | (3) | (9) | (1) |
| Total realized gain (loss) on investments and capital gains distributions | 169 | 3 | 350 | 7 |
| Net unrealized appreciation (depreciation) of investments | 13 | 28 | 873 | 1 |
| Net increase (decrease) in net assets resulting from operations | 152 | 28 | 1,214 | 7 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 1,104 | 18 | 2,030 | 9 |
| Increase (decrease) in net assets derived from principal transactions | 1,104 | 18 | 2,030 | 9 |
| Total increase (decrease) in net assets | 1,256 | 46 | 3,244 | 16 |
| **Net assets at December 31, 2012** | 5,049 | 337 | 10,558 | 93 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (16) | (3) | (123) | (2) |
| Total realized gain (loss) on investments and capital gains distributions | 296 | 49 | 1,824 | 46 |
| Net unrealized appreciation (depreciation) of investments | 936 | 40 | 2,154 | 36 |
| Net increase (decrease) in net assets resulting from operations | 1,216 | 86 | 3,855 | 80 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (2,343) | (12) | 1,178 | 86 |
| Increase (decrease) in net assets derived from principal transactions | (2,343) | (12) | 1,178 | 86 |
| Total increase (decrease) in net assets | (1,127) | 74 | 5,033 | 166 |
| **Net assets at December 31, 2013** | $ 3,922 | $ 411 | $ 15,591 | $ 259 |

*The accompanying notes are an integral part of these financial statements.*

## VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2013 and 2012
*(Dollars in thousands)*

| | Lord Abbett Core Fixed Income Fund - Class A | Lord Abbett Mid Cap Stock Fund - Class A | Lord Abbett SmallCap Value Fund - Class A | Lord Abbett Fundamental Equity Fund - Class A |
|---|---|---|---|---|
| **Net assets at January 1, 2012** | $ 51 | $ 1,343 | $ 1,138 | $ 45 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | (3) | (2) | - |
| Total realized gain (loss) on investments and capital gains distributions | 1 | (9) | 46 | 2 |
| Net unrealized appreciation (depreciation) of investments | 1 | 178 | 65 | 5 |
| Net increase (decrease) in net assets resulting from operations | 2 | 166 | 109 | 7 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 6 | (549) | (61) | 106 |
| Increase (decrease) in net assets derived from principal transactions | 6 | (549) | (61) | 106 |
| Total increase (decrease) in net assets | 8 | (383) | 48 | 113 |
| **Net assets at December 31, 2012** | 59 | 960 | 1,186 | 158 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | (4) | (12) | (1) |
| Total realized gain (loss) on investments and capital gains distributions | - | 151 | 400 | 43 |
| Net unrealized appreciation (depreciation) of investments | (2) | 101 | (8) | 20 |
| Net increase (decrease) in net assets resulting from operations | (2) | 248 | 380 | 62 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (11) | (211) | (116) | 44 |
| Increase (decrease) in net assets derived from principal transactions | (11) | (211) | (116) | 44 |
| Total increase (decrease) in net assets | (13) | 37 | 264 | 106 |
| **Net assets at December 31, 2013** | $ 46 | $ 997 | $ 1,450 | $ 264 |

*The accompanying notes are an integral part of these financial statements.*

192

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Changes in Net Assets**
**For the Years Ended December 31, 2013 and 2012**
*(Dollars in thousands)*

| | Lord Abbett Series Fund MidCap Stock Portfolio - Class VC | MainStay Large Cap Growth Fund - Class R3 | Massachusetts Investors Growth Stock Fund - Class A | Metropolitan West Total Return Bond Fund - Class M Shares |
|---|---|---|---|---|
| **Net assets at January 1, 2012** | $ 90,948 | $ - | $ 428 | $ - |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (238) | - | 2 | - |
| Total realized gain (loss) on investments and capital gains distributions | (3,166) | (3) | 85 | - |
| Net unrealized appreciation (depreciation) of investments | 15,274 | 7 | (24) | - |
| Net increase (decrease) in net assets resulting from operations | 11,870 | 4 | 63 | - |
| Changes from principal transactions: | | | | |
| Total unit transactions | (7,284) | 420 | 227 | - |
| Increase (decrease) in net assets derived from principal transactions | (7,284) | 420 | 227 | - |
| Total increase (decrease) in net assets | 4,586 | 424 | 290 | - |
| **Net assets at December 31, 2012** | 95,534 | 424 | 718 | - |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (537) | - | (1) | 15 |
| Total realized gain (loss) on investments and capital gains distributions | (309) | 32 | 52 | 19 |
| Net unrealized appreciation (depreciation) of investments | 26,886 | 127 | 88 | (18) |
| Net increase (decrease) in net assets resulting from operations | 26,040 | 159 | 139 | 16 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (16,890) | 54 | (197) | 3,474 |
| Increase (decrease) in net assets derived from principal transactions | (16,890) | 54 | (197) | 3,474 |
| Total increase (decrease) in net assets | 9,150 | 213 | (58) | 3,490 |
| **Net assets at December 31, 2013** | $ 104,684 | $ 637 | $ 660 | $ 3,490 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Changes in Net Assets**
**For the Years Ended December 31, 2013 and 2012**
*(Dollars in thousands)*

| | Neuberger Berman Genesis Fund - Trust Class | Neuberger Berman Socially Responsive Fund - Trust Class | New Perspective Fund - Class R-3 | New Perspective Fund - Class R-4 |
|---|---|---|---|---|
| **Net assets at January 1, 2012** | $ 66 | $ 10,377 | $ 3,477 | $ 67,062 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (1) | (20) | 8 | 291 |
| Total realized gain (loss) on investments and capital gains distributions | 4 | 1,059 | (3) | (375) |
| Net unrealized appreciation (depreciation) of investments | 4 | (143) | 415 | 13,920 |
| Net increase (decrease) in net assets resulting from operations | 7 | 896 | 420 | 13,836 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 22 | (2,418) | (1,774) | 7,115 |
| Increase (decrease) in net assets derived from principal transactions | 22 | (2,418) | (1,774) | 7,115 |
| Total increase (decrease) in net assets | 29 | (1,522) | (1,354) | 20,951 |
| **Net assets at December 31, 2012** | 95 | 8,855 | 2,123 | 88,013 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | 21 | 3 | 40 |
| Total realized gain (loss) on investments and capital gains distributions | 13 | 1,895 | 349 | 5,061 |
| Net unrealized appreciation (depreciation) of investments | 32 | 1,684 | 177 | 18,214 |
| Net increase (decrease) in net assets resulting from operations | 45 | 3,600 | 529 | 23,315 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 58 | 1,990 | (235) | 3,626 |
| Increase (decrease) in net assets derived from principal transactions | 58 | 1,990 | (235) | 3,626 |
| Total increase (decrease) in net assets | 103 | 5,590 | 294 | 26,941 |
| **Net assets at December 31, 2013** | $ 198 | $ 14,445 | $ 2,417 | $ 114,954 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2013 and 2012
*(Dollars in thousands)*

| | Oppenheimer Capital Appreciation Fund - Class A | Oppenheimer Developing Markets Fund - Class A | Oppenheimer Developing Markets Fund - Class Y | Oppenheimer Gold & Special Minerals Fund - Class A |
|---|---|---|---|---|
| **Net assets at January 1, 2012** | $ 400 | $ 259,497 | $ - | $ 7 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (1) | (1,661) | 203 | - |
| Total realized gain (loss) on investments and capital gains distributions | 25 | (21,847) | 49 | (6) |
| Net unrealized appreciation (depreciation) of investments | 28 | 71,592 | 2,872 | 3 |
| Net increase (decrease) in net assets resulting from operations | 52 | 48,084 | 3,124 | (3) |
| Changes from principal transactions: | | | | |
| Total unit transactions | 68 | (31,769) | 32,251 | 12 |
| Increase (decrease) in net assets derived from principal transactions | 68 | (31,769) | 32,251 | 12 |
| Total increase (decrease) in net assets | 120 | 16,315 | 35,375 | 9 |
| **Net assets at December 31, 2012** | 520 | 275,812 | 35,375 | 16 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (2) | (2,576) | 6 | - |
| Total realized gain (loss) on investments and capital gains distributions | 111 | (2,983) | 684 | (3) |
| Net unrealized appreciation (depreciation) of investments | (49) | 24,650 | 2,350 | (7) |
| Net increase (decrease) in net assets resulting from operations | 60 | 19,091 | 3,040 | (10) |
| Changes from principal transactions: | | | | |
| Total unit transactions | (474) | (14,722) | 709 | 9 |
| Increase (decrease) in net assets derived from principal transactions | (474) | (14,722) | 709 | 9 |
| Total increase (decrease) in net assets | (414) | 4,369 | 3,749 | (1) |
| **Net assets at December 31, 2013** | $ 106 | $ 280,181 | $ 39,124 | $ 15 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Changes in Net Assets**
**For the Years Ended December 31, 2013 and 2012**
*(Dollars in thousands)*

| | Oppenheimer International Bond Fund - Class A | Oppenheimer Discovery Mid Cap Growth Fund/VA | Oppenheimer Global Fund/VA | Oppenheimer Global Strategic Income Fund/VA |
|---|---|---|---|---|
| **Net assets at January 1, 2012** | $ 134 | $ 11 | $ 207 | $ 106 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 4 | (1) | 3 | 5 |
| Total realized gain (loss) on investments and capital gains distributions | - | - | (6) | 2 |
| Net unrealized appreciation (depreciation) of investments | 9 | 4 | 43 | 5 |
| Net increase (decrease) in net assets resulting from operations | 13 | 3 | 40 | 12 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (19) | 27 | (21) | (9) |
| Increase (decrease) in net assets derived from principal transactions | (19) | 27 | (21) | (9) |
| Total increase (decrease) in net assets | (6) | 30 | 19 | 3 |
| **Net assets at December 31, 2012** | 128 | 41 | 226 | 109 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 4 | (1) | 1 | 4 |
| Total realized gain (loss) on investments and capital gains distributions | (2) | 2 | 1 | 1 |
| Net unrealized appreciation (depreciation) of investments | (9) | 12 | 55 | (6) |
| Net increase (decrease) in net assets resulting from operations | (7) | 13 | 57 | (1) |
| Changes from principal transactions: | | | | |
| Total unit transactions | 20 | (8) | (22) | (9) |
| Increase (decrease) in net assets derived from principal transactions | 20 | (8) | (22) | (9) |
| Total increase (decrease) in net assets | 13 | 5 | 35 | (10) |
| **Net assets at December 31, 2013** | $ 141 | $ 46 | $ 261 | $ 99 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2013 and 2012
*(Dollars in thousands)*

| | Oppenheimer Main Street Fund®/VA | Oppenheimer Main Street Small Cap Fund®/VA | Parnassus Equity Income Fund - Investor Shares | Pax World Balanced Fund - Individual Investor Class |
|---|---|---|---|---|
| **Net assets at January 1, 2012** | $ 65 | $ 9,234 | $ 42 | $ 47,486 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | (39) | 9 | 262 |
| Total realized gain (loss) on investments and capital gains distributions | - | 139 | 8 | (503) |
| Net unrealized appreciation (depreciation) of investments | 10 | 1,450 | (4) | 4,925 |
| Net increase (decrease) in net assets resulting from operations | 10 | 1,550 | 13 | 4,684 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (8) | 61 | 567 | (5,864) |
| Increase (decrease) in net assets derived from principal transactions | (8) | 61 | 567 | (5,864) |
| Total increase (decrease) in net assets | 2 | 1,611 | 580 | (1,180) |
| **Net assets at December 31, 2012** | 67 | 10,845 | 622 | 46,306 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | (12) | 29 | (103) |
| Total realized gain (loss) on investments and capital gains distributions | 2 | 1,172 | 413 | 5,289 |
| Net unrealized appreciation (depreciation) of investments | 17 | 4,192 | 414 | 1,581 |
| Net increase (decrease) in net assets resulting from operations | 19 | 5,352 | 856 | 6,767 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (9) | 7,302 | 5,911 | (3,659) |
| Increase (decrease) in net assets derived from principal transactions | (9) | 7,302 | 5,911 | (3,659) |
| Total increase (decrease) in net assets | 10 | 12,654 | 6,767 | 3,108 |
| **Net assets at December 31, 2013** | $ 77 | $ 23,499 | $ 7,389 | $ 49,414 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Changes in Net Assets**
**For the Years Ended December 31, 2013 and 2012**
*(Dollars in thousands)*

| | PIMCO Real Return Portfolio - Administrative Class | Pioneer Equity Income Fund - Class Y | Pioneer High Yield Fund - Class A | Pioneer Strategic Income Fund - Class A |
|---|---|---|---|---|
| **Net assets at January 1, 2012** | $ 201,912 | $ - | $ 4,359 | $ 248 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 446 | 15 | 137 | 28 |
| Total realized gain (loss) on investments and capital gains distributions | 15,002 | - | 575 | - |
| Net unrealized appreciation (depreciation) of investments | 1,463 | 3 | (286) | 27 |
| Net increase (decrease) in net assets resulting from operations | 16,911 | 18 | 426 | 55 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 41,244 | 1,081 | (2,607) | 1,216 |
| Increase (decrease) in net assets derived from principal transactions | 41,244 | 1,081 | (2,607) | 1,216 |
| Total increase (decrease) in net assets | 58,155 | 1,099 | (2,181) | 1,271 |
| **Net assets at December 31, 2012** | 260,067 | 1,099 | 2,178 | 1,519 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 1,082 | 53 | 87 | 52 |
| Total realized gain (loss) on investments and capital gains distributions | 8,483 | 180 | 171 | 32 |
| Net unrealized appreciation (depreciation) of investments | (31,921) | 441 | (28) | (71) |
| Net increase (decrease) in net assets resulting from operations | (22,356) | 674 | 230 | 13 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (88,953) | 2,778 | (442) | (175) |
| Increase (decrease) in net assets derived from principal transactions | (88,953) | 2,778 | (442) | (175) |
| Total increase (decrease) in net assets | (111,309) | 3,452 | (212) | (162) |
| **Net assets at December 31, 2013** | $ 148,758 | $ 4,551 | $ 1,966 | $ 1,357 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2013 and 2012
*(Dollars in thousands)*

| | Pioneer Emerging Markets VCT Portfolio - Class I | Pioneer High Yield VCT Portfolio - Class I | Columbia Diversified Equity Income Fund - Class K | Royce Total Return Fund - K Class |
|---|---|---|---|---|
| **Net assets at January 1, 2012** | $ 17,672 | $ 23,415 | $ 5,931 | $ - |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (64) | 2,156 | 95 | - |
| Total realized gain (loss) on investments and capital gains distributions | 2,052 | (361) | 277 | - |
| Net unrealized appreciation (depreciation) of investments | (248) | 1,737 | 479 | - |
| Net increase (decrease) in net assets resulting from operations | 1,740 | 3,532 | 851 | - |
| Changes from principal transactions: | | | | |
| Total unit transactions | (3,511) | 791 | 486 | 1 |
| Increase (decrease) in net assets derived from principal transactions | (3,511) | 791 | 486 | 1 |
| Total increase (decrease) in net assets | (1,771) | 4,323 | 1,337 | 1 |
| **Net assets at December 31, 2012** | 15,901 | 27,738 | 7,268 | 1 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 38 | 1,292 | 59 | - |
| Total realized gain (loss) on investments and capital gains distributions | 340 | 1,754 | 503 | - |
| Net unrealized appreciation (depreciation) of investments | (913) | 39 | 1,655 | - |
| Net increase (decrease) in net assets resulting from operations | (535) | 3,085 | 2,217 | - |
| Changes from principal transactions: | | | | |
| Total unit transactions | (2,429) | 87 | 161 | 1 |
| Increase (decrease) in net assets derived from principal transactions | (2,429) | 87 | 161 | 1 |
| Total increase (decrease) in net assets | (2,964) | 3,172 | 2,378 | 1 |
| **Net assets at December 31, 2013** | $ 12,937 | $ 30,910 | $ 9,646 | $ 2 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Changes in Net Assets**
**For the Years Ended December 31, 2013 and 2012**
*(Dollars in thousands)*

| | SMALLCAP World Fund® - Class R-4 | T. Rowe Price Mid-Cap Value Fund - R Class | T. Rowe Price Value Fund - Advisor Class | Templeton Foreign Fund - Class A |
|---|---|---|---|---|
| **Net assets at January 1, 2012** | $ 6,672 | $ 625 | $ 173 | $ 1,088 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 37 | 1 | 1 | 17 |
| Total realized gain (loss) on investments and capital gains distributions | 365 | 40 | 10 | 76 |
| Net unrealized appreciation (depreciation) of investments | 1,034 | 74 | 21 | 81 |
| Net increase (decrease) in net assets resulting from operations | 1,436 | 115 | 32 | 174 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (166) | 37 | 21 | (88) |
| Increase (decrease) in net assets derived from principal transactions | (166) | 37 | 21 | (88) |
| Total increase (decrease) in net assets | 1,270 | 152 | 53 | 86 |
| **Net assets at December 31, 2012** | 7,942 | 777 | 226 | 1,174 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (101) | (3) | - | 14 |
| Total realized gain (loss) on investments and capital gains distributions | 940 | 120 | 49 | 165 |
| Net unrealized appreciation (depreciation) of investments | 1,605 | 115 | 30 | 171 |
| Net increase (decrease) in net assets resulting from operations | 2,444 | 232 | 79 | 350 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 1,758 | (81) | (20) | 296 |
| Increase (decrease) in net assets derived from principal transactions | 1,758 | (81) | (20) | 296 |
| Total increase (decrease) in net assets | 4,202 | 151 | 59 | 646 |
| **Net assets at December 31, 2013** | $ 12,144 | $ 928 | $ 285 | $ 1,820 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2013 and 2012
*(Dollars in thousands)*

| | Templeton Global Bond Fund - Advisor Class | Templeton Global Bond Fund - Class A | Thornburg International Value Fund - Class R4 | USAA Precious Metals and Minerals Fund - Adviser Shares |
|---|---|---|---|---|
| **Net assets at January 1, 2012** | $ - | $ 209,387 | $ 55 | $ 4,823 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 970 | 10,420 | 1 | (62) |
| Total realized gain (loss) on investments and capital gains distributions | 477 | 9,019 | (4) | (1,220) |
| Net unrealized appreciation (depreciation) of investments | 655 | 9,438 | 10 | 252 |
| Net increase (decrease) in net assets resulting from operations | 2,102 | 28,877 | 7 | (1,030) |
| Changes from principal transactions: | | | | |
| Total unit transactions | 34,933 | (33,766) | (28) | 4,288 |
| Increase (decrease) in net assets derived from principal transactions | 34,933 | (33,766) | (28) | 4,288 |
| Total increase (decrease) in net assets | 37,035 | (4,889) | (21) | 3,258 |
| **Net assets at December 31, 2012** | 37,035 | 204,498 | 34 | 8,081 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 1,504 | 6,215 | - | (64) |
| Total realized gain (loss) on investments and capital gains distributions | 5 | 1,853 | - | (2,926) |
| Net unrealized appreciation (depreciation) of investments | (907) | (5,834) | 6 | (1,813) |
| Net increase (decrease) in net assets resulting from operations | 602 | 2,234 | 6 | (4,803) |
| Changes from principal transactions: | | | | |
| Total unit transactions | 2,243 | (6,007) | 6 | 3,471 |
| Increase (decrease) in net assets derived from principal transactions | 2,243 | (6,007) | 6 | 3,471 |
| Total increase (decrease) in net assets | 2,845 | (3,773) | 12 | (1,332) |
| **Net assets at December 31, 2013** | $ 39,880 | $ 200,725 | $ 46 | $ 6,749 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2013 and 2012
*(Dollars in thousands)*

| | Diversified Value Portfolio | Equity Income Portfolio | Small Company Growth Portfolio | Victory Small Company Opportunity Fund - Class R |
|---|---|---|---|---|
| **Net assets at January 1, 2012** | $ 82 | $ 351 | $ 92 | $ 1 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 1 | 5 | - | - |
| Total realized gain (loss) on investments and capital gains distributions | (2) | (1) | 19 | 1 |
| Net unrealized appreciation (depreciation) of investments | 13 | 42 | (11) | - |
| Net increase (decrease) in net assets resulting from operations | 12 | 46 | 8 | 1 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (7) | 49 | (75) | 11 |
| Increase (decrease) in net assets derived from principal transactions | (7) | 49 | (75) | 11 |
| Total increase (decrease) in net assets | 5 | 95 | (67) | 12 |
| **Net assets at December 31, 2012** | 87 | 446 | 25 | 13 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 1 | 8 | - | - |
| Total realized gain (loss) on investments and capital gains distributions | - | 87 | 9 | 1 |
| Net unrealized appreciation (depreciation) of investments | 23 | (2) | 2 | 3 |
| Net increase (decrease) in net assets resulting from operations | 24 | 93 | 11 | 4 |
| Changes from principal transactions: | | | | |
| Total unit transactions | (4) | (294) | (13) | 3 |
| Increase (decrease) in net assets derived from principal transactions | (4) | (294) | (13) | 3 |
| Total increase (decrease) in net assets | 20 | (201) | (2) | 7 |
| **Net assets at December 31, 2013** | $ 107 | $ 245 | $ 23 | $ 20 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the Years Ended December 31, 2013 and 2012
*(Dollars in thousands)*

| | Wanger International | Wanger Select | Wanger USA | Washington Mutual Investors Fund - Class R-3 |
|---|---|---|---|---|
| **Net assets at January 1, 2012** | $ 24,628 | $ 78,376 | $ 40,134 | $ 4,465 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 149 | (338) | (239) | 60 |
| Total realized gain (loss) on investments and capital gains distributions | 3,305 | (987) | 2,050 | (160) |
| Net unrealized appreciation (depreciation) of investments | 1,857 | 14,495 | 6,347 | 595 |
| Net increase (decrease) in net assets resulting from operations | 5,311 | 13,170 | 8,158 | 495 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 3,619 | (9,239) | 7,921 | (579) |
| Increase (decrease) in net assets derived from principal transactions | 3,619 | (9,239) | 7,921 | (579) |
| Total increase (decrease) in net assets | 8,930 | 3,931 | 16,079 | (84) |
| **Net assets at December 31, 2012** | 33,558 | 82,307 | 56,213 | 4,381 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 759 | (482) | (417) | 68 |
| Total realized gain (loss) on investments and capital gains distributions | 3,854 | 2,493 | 6,934 | 394 |
| Net unrealized appreciation (depreciation) of investments | 3,215 | 23,722 | 12,172 | 730 |
| Net increase (decrease) in net assets resulting from operations | 7,828 | 25,733 | 18,689 | 1,192 |
| Changes from principal transactions: | | | | |
| Total unit transactions | 4,968 | (12,015) | (1,648) | (851) |
| Increase (decrease) in net assets derived from principal transactions | 4,968 | (12,015) | (1,648) | (851) |
| Total increase (decrease) in net assets | 12,796 | 13,718 | 17,041 | 341 |
| **Net assets at December 31, 2013** | $ 46,354 | $ 96,025 | $ 73,254 | $ 4,722 |

*The accompanying notes are an integral part of these financial statements.*

**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Changes in Net Assets**
**For the Years Ended December 31, 2013 and 2012**
*(Dollars in thousands)*

| | Washington Mutual Investors Fund - Class R-4 | Wells Fargo Advantage Small Cap Value Fund - Class A | Wells Fargo Advantage Special Small Cap Value Fund - Class A |
|---|---|---|---|
| **Net assets at January 1, 2012** | $ 87,837 | $ 108 | $ 89,066 |
| | | | |
| **Increase (decrease) in net assets** | | | |
| Operations: | | | |
| Net investment income (loss) | 1,112 | - | (973) |
| Total realized gain (loss) on investments and capital gains distributions | 38 | 7 | (2,595) |
| Net unrealized appreciation (depreciation) of investments | 8,872 | 6 | 14,263 |
| Net increase (decrease) in net assets resulting from operations | 10,022 | 13 | 10,695 |
| Changes from principal transactions: | | | |
| Total unit transactions | (2,903) | 14 | (5,678) |
| Increase (decrease) in net assets derived from principal transactions | (2,903) | 14 | (5,678) |
| Total increase (decrease) in net assets | 7,119 | 27 | 5,017 |
| **Net assets at December 31, 2012** | 94,956 | 135 | 94,083 |
| | | | |
| **Increase (decrease) in net assets** | | | |
| Operations: | | | |
| Net investment income (loss) | 1,410 | (1) | (1,021) |
| Total realized gain (loss) on investments and capital gains distributions | 3,913 | 31 | 7,208 |
| Net unrealized appreciation (depreciation) of investments | 23,143 | (12) | 26,823 |
| Net increase (decrease) in net assets resulting from operations | 28,466 | 18 | 33,010 |
| Changes from principal transactions: | | | |
| Total unit transactions | (4,853) | (38) | (8,528) |
| Increase (decrease) in net assets derived from principal transactions | (4,853) | (38) | (8,528) |
| Total increase (decrease) in net assets | 23,613 | (20) | 24,482 |
| **Net assets at December 31, 2013** | $ 118,569 | $ 115 | $ 118,565 |

*The accompanying notes are an integral part of these financial statements.*

1.      **Organization**

Variable Annuity Account C of ING Life Insurance and Annuity Company (the "Account") was established by ING Life Insurance and Annuity Company ("ILIAC" or the "Company") to support the operations of variable annuity contracts ("Contracts"). The Company is an indirect, wholly owned subsidiary of Voya Financial, Inc. (name changed from ING U.S., Inc.) ("Voya Financial"), a holding company domiciled in the State of Delaware.

In 2009, ING announced the anticipated separation of its global banking and insurance businesses, including the divestiture of Voya Financial, which together with its subsidiaries, including the Company, constitutes ING's U.S.-based retirement, investment management, and insurance operations. On May 2, 2013, the common stock of Voya Financial began trading on the New York Stock Exchange under the symbol "VOYA" On May 7, 2013 and May 31, 2013, Voya Financial completed its initial public offering of common stock, including the issuance and sale by Voya Financial of 30,769,230 shares of common stock and the sale by ING Insurance International B.V. ("ING International"), an indirect, wholly owned subsidiary of ING Groep N.V. ("ING") and previously the sole stockholder of Voya Financial, of 44,201,773 shares of outstanding common stock of Voya Financial (collectively, "the IPO"). On September 30, 2013, ING International transferred all of its shares of Voya Financial common stock to ING.

On October 29, 2013, ING completed a sale of 37,950,000 shares of common stock of Voya Financial in a registered public offering ("Secondary Offering"), reducing ING's ownership of Voya Financial to 57%.

On March 25, 2014, ING completed a sale of 30,475,000 shares of common stock of Voya Financial in a registered public offering. On March 25, 2014, pursuant to the terms of a share repurchase agreement between ING and Voya Financial, Voya Financial acquired 7,255,853 shares of its common stock from ING (the "Direct Share Buyback") (the offering and the Direct Share Buyback collectively, the "Transactions"). Upon completion of the Transactions, ING's ownership of Voya Financial was reduced to approximately 43%.

On April 11, 2013, plans to rebrand ING U.S., Inc. as Voya Financial were announced, and in January 2014, additional details regarding the operational and legal work associated with the rebranding were announced. On April 7, 2014, ING U.S., Inc. changed its legal name to Voya Financial, Inc.; and based on current expectations, in May 2014 its Investment Management and Employee Benefits businesses will begin using the Voya Financial brand. In September 2014, Voya Financial's remaining businesses will begin using the Voya Financial brand and all remaining Voya Financial legal entities that currently have names incorporating the "ING" brand, including the Company, will change their names to reflect the Voya brand. Voya Financial anticipates that the process of changing all marketing materials, operating materials and legal entity

names containing the word "ING" or "Lion" to the new brand name will take approximately 24 months.

The Account is registered as a unit investment trust with the SEC under the Investment Company Act of 1940, as amended. ILIAC provides for variable accumulation and benefits under the Contracts by crediting annuity considerations to one or more divisions within the Account or the fixed account (an investment option in the Company's general account), as directed by the contract owners. The portion of the Account's assets applicable to Contracts will not be charged with liabilities arising out of any other business ILIAC may conduct, but obligations of the Account, including the promise to make benefit payments, are obligations of ILIAC. Under applicable insurance law, the assets and liabilities of the Account are clearly identified and distinguished from the other assets and liabilities of ILIAC.

At December 31, 2013, the Account had 303 investment divisions (the "Divisions"), 125 of which invest in independently managed mutual funds and 178 of which invest in mutual funds managed by affiliates, either ING Investments, LLC ("IIL") or Directed Services LLC ("DSL"). The assets in each Division are invested in shares of a designated fund ("Fund") of various investment trusts (the "Trusts"). Investment Divisions with asset balances at December 31, 2013 and related Trusts are as follows:

AIM Growth Series:
   Invesco Mid Cap Core Equity Fund - Class A
   Invesco Small Cap Growth Fund - Class A
AIM International Mutual Funds:
   Invesco International Growth Fund - Class R5
AIM Investment Funds:
   Invesco Endeavor Fund - Class A
   Invesco Global Health Care Fund - Investor Class
AIM Sector Funds:
   Invesco Small Cap Value Fund - Class A
AIM Variable Insurance Funds:
   Invesco V.I. American Franchise Fund -
     Series I Shares
   Invesco V.I. Core Equity Fund - Series I Shares
The Alger Funds:
   Alger Capital Appreciation Fund - Class A
The Alger Funds II:
   Alger Green Fund - Class A
AllianceBernstein Growth and Income Fund, Inc.:
   AllianceBernstein Growth and Income Fund, Inc. -
     Class A
AllianceBernstein Variable Products Series Fund, Inc.:
   AllianceBernstein Growth and Income
     Portfolio - Class A
Allianz Funds:
   AllianzGI NFJ Dividend Value Fund - Class A
   AllianzGI NFJ Large-Cap Value Fund -
     Institutional Class
   AllianzGI NFJ Small-Cap Value Fund - Class A
Amana Mutual Funds Trust:
   Amana Growth Fund
   Amana Income Fund
American Balanced Fund®, Inc.:
   American Balanced Fund® - Class R-3
American Century Government Income Trust:
   American Century Inflation-Adjusted Bond
     Fund - Investor Class
American Century Quantitative Equity Funds, Inc.:
   American Century Income & Growth Fund - A Class

American Funds Fundamental Investors:
   Fundamental Investors - Class R-3
   Fundamental Investors - Class R-4
American Mutual Fund®:
   American Funds American Mutual Fund® -
     Class R-4
   Ariel Appreciation Fund - Investor Class
   Ariel Fund - Investor Class
Artisan Funds, Inc.:
   Artisan International Fund - Investor Shares
Aston Funds:
   Aston/Fairpointe Mid Cap Fund - Class N
BlackRock Equity Dividend Fund:
   BlackRock Equity Dividend Fund - Investor A
     Shares
BlackRock Mid Cap Value Opportunities Series, Inc.:
   BlackRock Mid Cap Value Opportunities Fund -
     Investor A Shares
Bond Fund of America:
   Bond Fund of America - Class R-4
Calvert Variable Series, Inc.:
   Calvert VP SRI Balanced Portfolio
Capital World Growth & Income Fund:
   Capital World Growth & Income Fund$^{SM}$, Inc. -
     Class R-3
Cohen & Steers Realty Shares, Inc.:
   Cohen & Steers Realty Shares
Columbia Acorn Trust:
   Columbia$^{SM}$ Acorn Fund® - Class A
   Columbia$^{SM}$ Acorn Fund® - Class Z
Columbia Funds Series Trust:
   Columbia Mid Cap Value Fund - Class A
   Columbia Mid Cap Value Fund - Class Z
CRM Mutual Fund Trust:
   CRM Mid Cap Value Fund - Investor Shares
Delaware Group Adviser Funds:
   Delaware Diversified Income Fund - Class A
Delaware Group Equity Funds V:
   Delaware Small Cap Value Fund - Class A

Dodge & Cox Funds:
    Dodge & Cox International Stock Fund
    Dodge & Cox Stock Fund
DWS Institutional Funds:
    DWS Equity 500 Index Fund - Class S
Eaton Vance Special Investment Trust:
    Eaton Vance Large-Cap Value Fund - Class R
EuroPacific Growth Fund®:
    EuroPacific Growth Fund® - Class R-3
    EuroPacific Growth Fund® - Class R-4
Fidelity® Contrafund®:
    Fidelity® Advisor New Insights
      Fund - Institutional Class
Fidelity® Variable Insurance Products:
    Fidelity® VIP Equity-Income Portfolio - Initial Class
    Fidelity® VIP Growth Portfolio - Initial Class
    Fidelity® VIP High Income Portfolio - Initial Class
    Fidelity® VIP Overseas Portfolio - Initial Class
Fidelity® Variable Insurance Products II:
    Fidelity® VIP Contrafund® Portfolio - Initial Class
    Fidelity® VIP Index 500 Portfolio - Initial Class
Fidelity® Variable Insurance Products III:
    Fidelity® VIP Mid Cap Portfolio - Initial Class
Fidelity® Variable Insurance Products V:
    Fidelity® VIP Asset Manager Portfolio - Initial Class
Franklin Mutual Series Fund Inc.:
    Mutual Global Discovery Fund - Class R
Franklin Strategic Series:
    Franklin Small-Mid Cap Growth Fund - Class A
Franklin Templeton Variable Insurance Products Trust:
    Franklin Small Cap Value Securities Fund - Class 2
Growth Fund of America:
    Growth Fund of America - Class R-3
    Growth Fund of America - Class R-4
Hartford Mutual Funds, Inc.:
    The Hartford Capital Appreciation Fund - Class R4
    The Hartford Dividend and Growth Fund - Class R4
Income Fund of America:
    Income Fund of America - Class R-3
ING Balanced Portfolio, Inc.:
    ING Balanced Portfolio - Class I
ING Equity Trust:
    ING Growth Opportunities Fund - Class A
    ING Large Cap Value Fund - Class A
    ING MidCap Opportunities Fund - Class A
    ING Real Estate Fund - Class A
ING Funds Trust:
    ING GNMA Income Fund - Class A
    ING Intermediate Bond Fund - Class A
ING Intermediate Bond Portfolio:
    ING Intermediate Bond Portfolio - Class I
    ING Intermediate Bond Portfolio - Class S
ING Investors Trust:
    ING BlackRock Health Sciences Opportunities
      Portfolio - Service Class
    ING BlackRock Inflation Protected Bond Portfolio -
      Adviser Class

ING Investors Trust (continued):
    ING BlackRock Large Cap Growth Portfolio -
      Institutional Class
    ING BlackRock Large Cap Growth Portfolio -
      Service Class
    ING BlackRock Large Cap Growth Portfolio -
      Service 2 Class
    ING Clarion Global Real Estate Portfolio -
      Adviser Class
    ING Clarion Global Real Estate Portfolio -
      Institutional Class
    ING Clarion Real Estate Portfolio - Adviser Class
    ING Clarion Real Estate Portfolio -
      Institutional Class
    ING Clarion Real Estate Portfolio - Service Class
    ING FMR$^{SM}$ Diversified Mid Cap Portfolio -
      Institutional Class
    ING FMR$^{SM}$ Diversified Mid Cap Portfolio - Service
      Class
    ING FMR$^{SM}$ Diversified Mid Cap Portfolio -
      Service 2 Class
    ING Global Resources Portfolio - Adviser Class
    ING Global Resources Portfolio - Institutional Class
    ING Global Resources Portfolio - Service Class
    ING Invesco Growth and Income Portfolio -
      Institutional Class
    ING Invesco Growth and Income Portfolio -
      Service Class
    ING JPMorgan Emerging Markets Equity Portfolio -
      Adviser Class
    ING JPMorgan Emerging Markets Equity Portfolio -
      Institutional Class
    ING JPMorgan Emerging Markets Equity Portfolio -
      Service Class
    ING JPMorgan Small Cap Core Equity Portfolio -
      Adviser Class
    ING JPMorgan Small Cap Core Equity Portfolio -
      Institutional Class
    ING JPMorgan Small Cap Core Equity Portfolio -
      Service Class
    ING Large Cap Growth Portfolio - Adviser Class
    ING Large Cap Growth Portfolio - Institutional Class
    ING Large Cap Growth Portfolio - Service Class
    ING Large Cap Value Portfolio - Adviser Class
    ING Large Cap Value Portfolio - Institutional Class
    ING Large Cap Value Portfolio - Service Class
    ING Limited Maturity Bond Portfolio - Adviser Class
    ING Marsico Growth Portfolio - Institutional Class
    ING Marsico Growth Portfolio - Service Class
    ING MFS Total Return Portfolio - Adviser Class
    ING MFS Total Return Portfolio - Institutional Class
    ING MFS Total Return Portfolio - Service Class
    ING MFS Utilities Portfolio - Service Class
    ING Morgan Stanley Global Franchise Portfolio -
      Adviser Class
    ING Multi-Manager Large Cap Core Portfolio -
      Institutional Class

ING Investors Trust (continued):
  ING Multi-Manager Large Cap Core Portfolio - Service Class
  ING PIMCO High Yield Portfolio - Adviser Class
  ING PIMCO High Yield Portfolio - Institutional Class
  ING PIMCO High Yield Portfolio - Service Class
  ING T. Rowe Price Capital Appreciation Portfolio - Adviser Class
  ING T. Rowe Price Capital Appreciation Portfolio - Institutional Class
  ING T. Rowe Price Capital Appreciation Portfolio - Service Class
  ING T. Rowe Price Equity Income Portfolio - Adviser Class
  ING T. Rowe Price Equity Income Portfolio - Service Class
  ING T. Rowe Price International Stock Portfolio - Adviser Class
  ING T. Rowe Price International Stock Portfolio - Service Class
  ING Templeton Global Growth Portfolio - Institutional Class
  ING Templeton Global Growth Portfolio - Service Class
  ING U.S. Stock Index Portfolio - Institutional Class
ING Money Market Portfolio:
  ING Money Market Portfolio - Class I
ING Mutual Funds:
  ING Global Real Estate Fund - Class A
  ING International Small Cap Fund - Class A
ING Partners, Inc.:
  ING American Century Small-Mid Cap Value Portfolio - Adviser Class
  ING American Century Small-Mid Cap Value Portfolio - Initial Class
  ING American Century Small-Mid Cap Value Portfolio - Service Class
  ING Baron Growth Portfolio - Adviser Class
  ING Baron Growth Portfolio - Service Class
  ING Columbia Contrarian Core Portfolio - Service Class
  ING Columbia Small Cap Value II Portfolio - Adviser Class
  ING Columbia Small Cap Value II Portfolio - Service Class
  ING Fidelity® VIP Mid Cap Portfolio - Service Class
  ING Global Bond Portfolio - Adviser Class
  ING Global Bond Portfolio - Initial Class
  ING Global Bond Portfolio - Service Class
  ING Index Solution 2015 Portfolio - Initial Class
  ING Index Solution 2015 Portfolio - Service Class
  ING Index Solution 2015 Portfolio - Service 2 Class
  ING Index Solution 2025 Portfolio - Initial Class
  ING Index Solution 2025 Portfolio - Service Class
  ING Index Solution 2025 Portfolio - Service 2 Class
  ING Index Solution 2035 Portfolio - Initial Class

ING Partners, Inc. (continued):
  ING Index Solution 2035 Portfolio - Service Class
  ING Index Solution 2035 Portfolio - Service 2 Class
  ING Index Solution 2045 Portfolio - Initial Class
  ING Index Solution 2045 Portfolio - Service Class
  ING Index Solution 2045 Portfolio - Service 2 Class
  ING Index Solution 2055 Portfolio - Initial Class
  ING Index Solution 2055 Portfolio - Service Class
  ING Index Solution 2055 Portfolio - Service 2 Class
  ING Index Solution Income Portfolio - Initial Class
  ING Index Solution Income Portfolio - Service Class
  ING Index Solution Income Portfolio - Service 2 Class
  ING Invesco Comstock Portfolio - Adviser Class
  ING Invesco Comstock Portfolio - Service Class
  ING Invesco Equity and Income Portfolio - Adviser Class
  ING Invesco Equity and Income Portfolio - Initial Class
  ING Invesco Equity and Income Portfolio - Service Class
  ING JPMorgan Mid Cap Value Portfolio - Adviser Class
  ING JPMorgan Mid Cap Value Portfolio - Initial Class
  ING JPMorgan Mid Cap Value Portfolio - Service Class
  ING Oppenheimer Global Portfolio - Adviser Class
  ING Oppenheimer Global Portfolio - Initial Class
  ING Oppenheimer Global Portfolio - Service Class
  ING PIMCO Total Return Portfolio - Adviser Class
  ING PIMCO Total Return Portfolio - Initial Class
  ING PIMCO Total Return Portfolio - Service Class
  ING Pioneer High Yield Portfolio - Initial Class
  ING Pioneer High Yield Portfolio - Service Class
  ING Solution 2015 Portfolio - Adviser Class
  ING Solution 2015 Portfolio - Initial Class
  ING Solution 2015 Portfolio - Service Class
  ING Solution 2015 Portfolio - Service 2 Class
  ING Solution 2025 Portfolio - Adviser Class
  ING Solution 2025 Portfolio - Initial Class
  ING Solution 2025 Portfolio - Service Class
  ING Solution 2025 Portfolio - Service 2 Class
  ING Solution 2035 Portfolio - Adviser Class
  ING Solution 2035 Portfolio - Initial Class
  ING Solution 2035 Portfolio - Service Class
  ING Solution 2035 Portfolio - Service 2 Class
  ING Solution 2045 Portfolio - Adviser Class
  ING Solution 2045 Portfolio - Initial Class
  ING Solution 2045 Portfolio - Service Class
  ING Solution 2045 Portfolio - Service 2 Class
  ING Solution 2055 Portfolio - Initial Class
  ING Solution 2055 Portfolio - Service Class
  ING Solution 2055 Portfolio - Service 2 Class
  ING Solution Balanced Portfolio - Service Class
  ING Solution Income Portfolio - Adviser Class
  ING Solution Income Portfolio - Initial Class
  ING Solution Income Portfolio - Service Class
  ING Solution Income Portfolio - Service 2 Class

ING Investors Trust (continued):
  ING Solution Moderately Conservative
    Portfolio - Service Class
  ING T. Rowe Price Diversified Mid Cap Growth
    Portfolio -Adviser Class
  ING T. Rowe Price Diversified Mid Cap Growth
    Portfolio - Initial Class
  ING T. Rowe Price Diversified Mid Cap Growth
    Portfolio - Service Class
  ING T. Rowe Price Growth Equity Portfolio -
    Adviser Class
  ING T. Rowe Price Growth Equity Portfolio - Initial
    Class
  ING T. Rowe Price Growth Equity Portfolio - Service
    Class
  ING Templeton Foreign Equity Portfolio - Adviser
    Class
  ING Templeton Foreign Equity Portfolio - Initial Class
  ING Templeton Foreign Equity Portfolio - Service
    Class
ING Series Fund, Inc.:
  ING Core Equity Research Fund - Class A
ING Strategic Allocation Portfolios, Inc.:
  ING Strategic Allocation Conservative Portfolio -
    Class I
  ING Strategic Allocation Growth Portfolio - Class I
  ING Strategic Allocation Moderate Portfolio - Class I
ING Variable Funds:
  ING Growth and Income Portfolio - Class A
  ING Growth and Income Portfolio - Class S
ING Variable Portfolios, Inc.:
  ING Index Plus LargeCap Portfolio - Class I
  ING Index Plus LargeCap Portfolio - Class S
  ING Index Plus MidCap Portfolio - Class I
  ING Index Plus MidCap Portfolio - Class S
  ING Index Plus SmallCap Portfolio - Class I
  ING Index Plus SmallCap Portfolio - Class S
  ING International Index Portfolio - Class I
  ING International Index Portfolio - Class S
  ING Russell™ Large Cap Growth Index Portfolio -
    Class I
  ING Russell™ Large Cap Growth Index Portfolio -
    Class S
  ING Russell™ Large Cap Index Portfolio - Class I
  ING Russell™ Large Cap Index Portfolio - Class S
  ING Russell™ Large Cap Value Index Portfolio -
    Class I
  ING Russell™ Large Cap Value Index Portfolio -
    Class S
  ING Russell™ Mid Cap Growth Index Portfolio -
    Class S
  ING Russell™ Mid Cap Index Portfolio - Class I
  ING Russell™ Small Cap Index Portfolio - Class I
  ING Small Company Portfolio - Class I
  ING Small Company Portfolio - Class S
  ING U.S. Bond Index Portfolio - Class I

ING Variable Products Trust:
  ING International Value Portfolio - Class I
  ING International Value Portfolio - Class S
  ING MidCap Opportunities Portfolio - Class I
  ING MidCap Opportunities Portfolio - Class S
  ING SmallCap Opportunities Portfolio - Class I
  ING SmallCap Opportunities Portfolio - Class S
Janus Aspen Series:
  Janus Aspen Series Balanced Portfolio -
    Institutional Shares
  Janus Aspen Series Enterprise Portfolio -
    Institutional Shares
  Janus Aspen Series Flexible Bond Portfolio -
    Institutional Shares Institutional Shares
  Janus Aspen Series Global Research Portfolio -
    Institutional Shares
  Janus Aspen Series Janus Portfolio - Institutional
    Shares
JPMorgan Trust II:
  JPMorgan Government Bond Fund - Select Class
Lazard Funds, Inc.:
  Lazard Emerging Markets Equity Portfolio - Open
    Shares
  Lazard U.S. Mid Cap Equity Portfolio - Open Shares
LKCM Funds:
  LKCM Aquinas Growth Fund
Loomis Sayles Funds I:
  Loomis Sayles Small Cap Value Fund - Retail Class
Lord Abbett Developing Growth Fund, Inc.:
  Lord Abbett Developing Growth Fund - Class A
Lord Abbett Investment Trust:
  Lord Abbett Core Fixed Income Fund - Class A
Lord Abbett Mid Cap Stock Fund, Inc.:
  Lord Abbett Mid Cap Stock Fund - Class A
Lord Abbett Research Fund, Inc.:
  Lord Abbett SmallCap Value Fund - Class A
Lord Abbett Securities Trust:
  Lord Abbett Fundamental Equity Fund - Class A
Lord Abbett Series Fund, Inc.:
  Lord Abbett Series Fund MidCap Stock Portfolio -
    Class VC
MainStay Funds:
  MainStay Large Cap Growth Fund - Class R3
Massachusetts Investors Growth Stock Fund:
  Massachusetts Investors Growth Stock Fund - Class A
Metropolitan West Funds:
  Metropolitan West Total Return Bond Fund -
    Class M Shares
Neuberger Berman Equity Funds®:
  Neuberger Berman Genesis Fund - Trust Class
  Neuberger Berman Socially Responsive Fund -
    Trust Class
New Perspective Fund:
  New Perspective Fund - Class R-3

New Perspective Fund (continued):
  New Perspective Fund - Class R-4
Oppenheimer Capital Appreciation Fund:
  Oppenheimer Capital Appreciation Fund - Class A
Oppenheimer Developing Markets Fund:
  Oppenheimer Developing Markets Fund - Class A
  Oppenheimer Developing Markets Fund - Class Y
Oppenheimer Gold & Special Minerals Fund:
  Oppenheimer Gold & Special Minerals Fund - Class A
Oppenheimer International Bond Fund:
  Oppenheimer International Bond Fund - Class A
Oppenheimer Variable Account Funds:
  Oppenheimer Discovery Mid Cap Growth Fund/VA
  Oppenheimer Global Fund/VA
  Oppenheimer Global Strategic Income Fund/VA
  Oppenheimer Main Street Fund®/VA
  Oppenheimer Main Street Small Cap Fund®/VA
Parnassus Income Funds:
  Parnassus Equity Income Fund - Investor Shares
Pax World Funds Series Trust I:
  Pax World Balanced Fund - Individual Investor Class
PIMCO Variable Insurance Trust:
  PIMCO Real Return Portfolio - Administrative Class
Pioneer Equity Income Fund:
  Pioneer Equity Income Fund - Class Y
Pioneer High Yield Fund:
  Pioneer High Yield Fund - Class A
Pioneer Strategic Income Fund:
  Pioneer Strategic Income Fund - Class A
Pioneer Variable Contracts Trust:
  Pioneer Emerging Markets VCT Portfolio - Class I
  Pioneer High Yield VCT Portfolio - Class I
RiverSource® Investment Series, Inc.:
  Columbia Diversified Equity Income Fund - Class K

The Royce Fund:
  Royce Total Return Fund - K Class
SmallCap World Fund, Inc.:
  SMALLCAP World Fund® - Class R-4
T. Rowe Price Mid-Cap Value Fund, Inc.:
  T. Rowe Price Mid-Cap Value Fund - R Class
T. Rowe Price Value Fund, Inc.:
  T. Rowe Price Value Fund - Advisor Class
Templeton Funds, Inc.:
  Templeton Foreign Fund - Class A
Templeton Income Trust:
  Templeton Global Bond Fund - Advisor class
  Templeton Global Bond Fund - Class A
Thornburg Investment Trust:
  Thornburg International Value Fund - Class R4
USAA Investment Trust:
  USAA Precious Metals and Minerals Fund -
    Adviser Shares
Vanguard® Variable Insurance Fund:
  Diversified Value Portfolio
  Equity Income Portfolio
  Small Company Growth Portfolio
The Victory Portfolios:
  Victory Small Company Opportunity Fund - Class R
Wanger Advisors Trust:
  Wanger International
  Wanger Select
  Wanger USA
Washington Mutual Investors Fund:
  Washington Mutual Investors Fund - Class R-3
  Washington Mutual Investors Fund - Class R-4
Wells Fargo Funds Trust:
  Wells Fargo Advantage Small Cap Value Fund -
    Class A
  Wells Fargo Advantage Special Small Cap Value
    Fund - Class A

The names of certain Trusts and Divisions were changed during 2013. The following is a summary of current and former names for those Trusts and Divisions:

| Current Name | Former Name |
| --- | --- |
| AIM Variable Insurance Funds: | Van Kampen Equity Trust II: |
|   Invesco V.I. American Franchise Fund -<br>    Series I Shares |   Invesco Van Kampen American Franchise Fund -<br>    Class I Shares |
| Allianz Funds: | Allianz Funds: |
|   AllianzGI NFJ Dividend Value Fund - Class A |   Allianz NFJ Dividend Value Fund - Class A |
|   AllianzGI NFJ Large-Cap Value Fund - Institutional Class |   Allianz NFJ Large-Cap Value Fund - Institutional Class |
|   AllianzGI NFJ Small-Cap Value Fund - Class A |   Allianz NFJ Small-Cap Value Fund - Class A |
| ING Investors Trust: | ING Investors Trust: |
|   ING Invesco Growth and Income Portfolio -<br>    Institutional Class |   ING Invesco Van Kampen Growth and Income Portfolio -<br>    Institutional Class |
|   ING Invesco Growth and Income Portfolio -<br>    Service Class |   ING Invesco Van Kampen Growth and Income<br>    Portfolio - Service Class |
|   ING Multi-Manager Large Cap Core |   ING Pioneer Fund Portfolio - Institutional |

| | |
|---|---|
| Portfolio - Institutional Class | Class |
| ING Multi-Manager Large Cap Core Portfolio - Service Class | ING Pioneer Fund Portfolio - Service Class |

| Current Name | Former Name |
|---|---|
| ING Partners, Inc.: | ING Partners, Inc.: |
| ING Columbia Contrarian Core Portfolio - Service Class | ING Davis New York Venture Portfolio - Service Class |
| ING Invesco Comstock Portfolio - Adviser Class | ING Invesco Van Kampen Comstock Portfolio - Adviser Class |
| ING Invesco Comstock Portfolio - Service Class | ING Invesco Van Kampen Comstock Portfolio - Service Class |
| ING Invesco Equity and Income Portfolio - Adviser Class | ING Invesco Van Kampen Equity and Income Portfolio - Adviser Class |
| ING Invesco Equity and Income Portfolio - Initial Class | ING Invesco Van Kampen Equity and Income Portfolio - Initial Class |
| ING Invesco Equity and Income Portfolio - Service Class | ING Invesco Van Kampen Equity and Income Portfolio - Service Class |
| ING Solution Balanced Portfolio - Service Class | ING Solution Growth Portfolio - Service Class |
| ING Solution Moderately Conservative Portfolio - Service Class | ING Solution Moderate Portfolio - Service Class |
| Janus Aspen Series: | Janus Aspen Series: |
| Janus Aspen Series Global Research Portfolio - Institutional Shares | Janus Aspen Series Worldwide Portfolio - Institutional Shares |
| Oppenheimer Variable Account Funds: | Oppenheimer Variable Account Funds: |
| Oppenheimer Discovery Mid Cap Growth Fund/VA | Oppenheimer Small- & Mid-Cap Growth Fund/VA |
| Oppenheimer Global Fund/VA | Oppenheimer Global Securities Fund/VA |
| Oppenheimer Main Street Small Cap Fund®/VA | Oppenheimer Main Street Small- & Mid-Cap Fund®/VA |
| RiverSource® Investment Series, Inc.: | RiverSource® Investment Series, Inc.: |
| Columbia Diversified Equity Income Fund - Class K | Columbia Diversified Equity Income Fund - Class R4 |

During 2013, the following Divisions were closed to contract owners:

ING Equity Trust:
    ING Value Choice Fund - Class A
ING Investors Trust:
    ING Pioneer Mid Cap Value Portfolio - Adviser Class
    ING Pioneer Mid Cap Value Portfolio - Institutional Class
    ING Pioneer Mid Cap Value Portfolio - Service Class
ING Partners, Inc.:
    ING Growth and Income Core Portfolio - Adviser Class
    ING Growth and Income Core Portfolio - Initial Class
    ING UBS U.S. Large Cap Equity Portfolio - Adviser Class
    ING UBS U.S. Large Cap Equity Portfolio - Initial Class
    ING UBS U.S. Large Cap Equity Portfolio - Service Class
ING Variable Insurance Trust:
    ING GET U.S. Core Portfolio - Series 11
ING Variable Portfolios, Inc.:
    ING BlackRock Science and Technology Opportunities Portfolio - Adviser Class
    ING BlackRock Science and Technology Opportunities Portfolio - Class I

2. **Significant Accounting Policies**

The following is a summary of the significant accounting policies of the Account:

*Use of Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from reported results using those estimates.

*Investments*

Investments are made in shares of a Division and are recorded at fair value, determined by the net asset value per share of the respective Division. Investment transactions in each Division are recorded on the trade date. Distributions of net investment income and capital gains from each Division are recognized on the ex-distribution date. Realized gains and losses on redemptions of the shares of the Division are determined on a first-in, first-out basis. The difference between cost and current fair value of investments owned on the day of measurement is recorded as unrealized appreciation or depreciation of investments.

*Federal Income Taxes*

Operations of the Account form a part of, and are taxed with, the total operations of ILIAC, which is taxed as a life insurance company under the Internal Revenue Code ("IRC"). Under the current provisions of the IRC, the Company does not expect to incur federal income taxes on the earnings of the Account to the extent the earnings are credited to contract owners. Accordingly, earnings and realized capital gains of the Account attributable to the contract owners are excluded in the determination of the federal income tax liability of ILIAC, and no charge is being made to the Account for federal income taxes for these amounts. The Company will review this tax accounting in the event of changes in the tax law. Such changes in the law may result in a charge for federal income taxes.

*Contract Owner Reserves*

The annuity reserves of the Account are represented by net assets on the Statements of Assets and Liabilities and are equal to the aggregate account values of the contract owners invested in the Account Divisions. Net assets allocated to contracts in the payout period are computed according to the industry standard mortality tables. The assumed investment return is elected by the annuitant and may vary from 3.5% to 5.0%. The

mortality risk is fully borne by the Company. To the extent that benefits to be paid to the contract owners exceed their account values, ILIAC will contribute additional funds to the benefit proceeds. Conversely, if amounts allocated exceed amounts required, transfers may be made to ILIAC. Prior to the annuity date, the Contracts are redeemable for the net cash surrender value of the Contracts.

*Changes from Principal Transactions*

Included in Changes from principal transactions on the Statements of Changes in Net Assets are items which relate to contract owner activity, including deposits, surrenders and withdrawals, death benefits, and contract charges. Also included are transfers between the fixed account and the Divisions, transfers between Divisions, and transfers to (from) ILIAC related to gains and losses resulting from actual mortality experience (the full responsibility for which is assumed by ILIAC). Any net unsettled transactions as of the reporting date are included in Payable to related parties on the Statements of Assets and Liabilities.

*Future Adoption of Accounting Pronouncements*

In June 2013, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2013-08, "Financial Services-Investment Companies (Accounting Standards Codification ("ASC") Topic 946): Amendments to the Scope, Measurement, and Disclosure Requirements" ("ASU 2013-08"), which provides comprehensive guidance for assessing whether an entity is an investment company and requires an investment company to measure noncontrolling ownership interests in other investment companies at fair value. ASU 2013-08 also requires an entity to disclose that it is an investment company and any changes to that status, as well as information about financial support provided or required to be provided to investees.

The provisions of ASU 2013-08 are effective for interim and annual reporting periods in years beginning after December 15, 2013, and should be applied prospectively for entities that are investment companies upon the effective date of the amendments. The Account is currently in the process of assessing the requirements of ASU 2013-08, but does not expect ASU 2013-08 to have an impact on its net assets or results of operations.

*Subsequent Events*

The Account has evaluated subsequent events for recognition and disclosure through the date the financial statements as of December 31, 2013 and for the years ended December 31, 2013 and 2012, were issued.

3.     **Financial Instruments**

The Account invests assets in shares of open-end mutual funds and funds of funds, which process orders to purchase and redeem shares on a daily basis at the fund's next computed

net asset values ("NAV"). The fair value of the Account's assets is based on the NAVs of mutual funds, which are obtained from the custodian and reflect the fair values of the mutual fund investments. The NAV is calculated daily upon close of the New York Stock Exchange and is based on the fair values of the underlying securities.

The Account's financial assets are recorded at fair value on the Statements of Assets and Liabilities and are categorized as Level 1 as of December 31, 2013 based on the priority of the inputs to the valuation technique below. There were no transfers among the levels for the year ended December 31, 2013. The Account had no financial liabilities as of December 31, 2013.

The Account categorizes its financial instruments into a three-level hierarchy based on the priority of the inputs to the valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument.

- Level 1 - Unadjusted quoted prices for identical assets or liabilities in an active market. The Account defines an active market as a market in which transactions take place with sufficient frequency and volume to provide pricing information on an ongoing basis.
- Level 2 - Quoted prices in markets that are not active or inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:
  a) Quoted prices for similar assets or liabilities in active markets;

  b) Quoted prices for identical or similar assets or liabilities in non-active markets;
  c) Inputs other than quoted market prices that are observable; and
  d) Inputs that are derived principally from or corroborated by observable market data through correlation or other means.
- Level 3 - Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These valuations, whether derived internally or obtained from a third party, use critical assumptions that are not widely available to estimate market participant expectations in valuing the asset or liability.

4. **Charges and Fees**

Under the terms of the Contracts, certain charges and fees are incurred by the Contracts to cover ILIAC's expenses in connection with the issuance and administration of the Contracts. Following is a summary of these charges and fees:

*Mortality and Expense Risk Charges*

ILIAC assumes mortality and expense risks related to the operations of the Account and, in accordance with the terms of the Contracts, deducts a daily charge from the assets of the Account. Daily charges are deducted at annual rates of up to 1.75% of the average daily net asset value of each Division of the Account to cover these risks, as specified in the Contracts. These charges are assessed through a reduction in unit values.

*Asset Based Administrative Charges*

A charge to cover administrative expenses of the Account is deducted at an annual rate of 0.15% of the assets attributable to the Contracts. These charges are assessed through the redemption of units.

*Contract Maintenance Charges*

An annual Contract maintenance fee of up to $50 may be deducted from the accumulation value of Contracts to cover ongoing administrative expenses, as specified in the Contract. These charges are assessed through the redemption of units.

*Contingent Deferred Sales Charges*

For certain Contracts, a contingent deferred sales charge ("Surrender Charge") is imposed as a percentage that ranges up to 8.5% of each premium payment if the Contract is surrendered or an excess partial withdrawal is taken, as specified in the Contract. These charges are assessed through the redemption of units.

*Other Contract Charges*

Certain Contracts contain optional riders that are available for an additional charge, such as minimum guaranteed income benefits and minimum guaranteed withdraw benefits. The amounts charged for these optional benefits vary based on a number of factors and are defined in the Contracts.

These charges are assessed through either a reduction in unit values or the redemption of units.

*Fees Waived by ILIAC*

Certain charges and fees for various types of Contracts may be waived by ILIAC. ILIAC reserves the right to discontinue these waivers at its discretion or to conform with changes in the law.

**5.     Related Party Transactions**

During the year ended December 31, 2013, management fees were paid to DSL, an affiliate of the Company, in its capacity as investment adviser to ING Investors Trust and ING Partners, Inc. The Trusts' advisory agreements provided for fees at annual rates up to 1.25% of the average net assets of each respective Fund.

Management fees were also paid to IIL, an affiliate of the Company, in its capacity as investment adviser to the ING Balanced Portfolio, Inc., ING Equity Trust, ING Funds Trust, ING Intermediate Bond Portfolio, ING Money Market Portfolio, ING Mutual Funds, ING Series Fund, Inc., ING Strategic Allocation Portfolios, Inc., ING Variable Funds, ING Variable Insurance Trust, ING Variable Portfolios, Inc., and ING Variable Products Trust. The Trusts' advisory agreements provided for fees at annual rates ranging from 0.11% to 0.98% of the average net assets of each respective Fund.

**6.      Purchases and Sales of Investment Securities**

The aggregate cost of purchases and proceeds from sales of investments for the year ended December 31, 2013 follow:

| | Purchases | Sales |
|---|---|---|
| | *(Dollars in thousands)* | |
| AIM Growth Series: | | |
| Invesco Mid Cap Core Equity Fund - Class A | $ 1,074 | $ 1,916 |
| Invesco Small Cap Growth Fund - Class A | 8 | 4 |
| AIM International Mutual Funds: | | |
| Invesco International Growth Fund - Class R5 | 180 | 13 |
| AIM Investment Funds: | | |
| Invesco Endeavor Fund - Class A | 39 | 21 |
| Invesco Global Health Care Fund - Investor Class | 124 | 74 |
| AIM Sector Funds: | | |
| Invesco Small Cap Value Fund - Class A | 127 | 7 |
| AIM Variable Insurance Funds: | | |
| Invesco V.I. American Franchise Fund - Series I Shares | 1,980 | 3,134 |
| Invesco V.I. Core Equity Fund - Series I Shares | 1,901 | 5,586 |
| The Alger Funds: | | |
| Alger Capital Appreciation Fund - Class A | 117 | 15 |
| The Alger Funds II: | | |
| Alger Green Fund - Class A | 2,270 | 847 |
| AllianceBernstein Growth and Income Fund, Inc.: | | |
| AllianceBernstein Growth and Income Fund, Inc. - Class A | 22 | 93 |
| AllianceBernstein Variable Products Series Fund, Inc.: | | |
| AllianceBernstein Growth and Income Portfolio - Class A | 185 | 140 |
| Allianz Funds: | | |
| AllianzGI NFJ Dividend Value Fund - Class A | 15 | 27 |
| AllianzGI NFJ Large-Cap Value Fund - Institutional Class | 1 | 21 |
| AllianzGI NFJ Small-Cap Value Fund - Class A | 141 | 27 |
| Amana Mutual Funds Trust: | | |
| Amana Growth Fund | 5,349 | 7,424 |
| Amana Income Fund | 11,990 | 6,506 |
| American Balanced Fund®, Inc.: | | |
| American Balanced Fund® - Class R-3 | 912 | 504 |
| American Century Government Income Trust: | | |
| American Century Inflation-Adjusted Bond Fund - Investor Class | 4,650 | 20,858 |
| American Century Quantitative Equity Funds, Inc.: | | |
| American Century Income & Growth Fund - A Class | 2,054 | 997 |
| American Funds Fundamental Investors: | | |
| Fundamental Investors - Class R-3 | 588 | 243 |
| Fundamental Investors - Class R-4 | 8,229 | 4,794 |
| American Mutual Fund®: | | |
| American Funds American Mutual Fund® - Class R-4 | 804 | 33 |
| Ariel Investment Trust: | | |
| Ariel Appreciation Fund - Investor Class | 189 | 580 |
| Ariel Fund - Investor Class | 7,714 | 2,893 |

| | Purchases | Sales |
|---|---|---|
| | *(Dollars in thousands)* | |

| | Purchases | Sales |
|---|---|---|
| Artisan Funds, Inc.: | | |
| Artisan International Fund - Investor Shares | $ 5,184 | $ 1,526 |
| Aston Funds: | | |
| Aston/Fairpointe Mid Cap Fund - Class N | 23,036 | 2,074 |
| BlackRock Equity Dividend Fund: | | |
| BlackRock Equity Dividend Fund - Investor A Shares | 285 | 107 |
| BlackRock Mid Cap Value Opportunities Series, Inc.: | | |
| BlackRock Mid Cap Value Opportunities Fund - Investor A Shares | 8,239 | 4,724 |
| Bond Fund of America: | | |
| Bond Fund of America - Class R-4 | 1,498 | 2,758 |
| Calvert Variable Series, Inc.: | | |
| Calvert VP SRI Balanced Portfolio | 8,507 | 5,209 |
| Capital World Growth & Income Fund: | | |
| Capital World Growth & Income Fund[SM], Inc. - Class R-3 | 128 | 72 |
| Cohen & Steers Realty Shares, Inc.: | | |
| Cohen & Steers Realty Shares | 2,299 | 1,897 |
| Columbia Acorn Trust: | | |
| Columbia[SM] Acorn Fund® - Class A | 16 | 17 |
| Columbia[SM] Acorn Fund® - Class Z | 6 | - |
| Columbia Funds Series Trust: | | |
| Columbia Mid Cap Value Fund - Class A | 2,414 | 1,455 |
| Columbia Mid Cap Value Fund - Class Z | - | - |
| CRM Mutual Fund Trust: | | |
| CRM Mid Cap Value Fund - Investor Shares | 67 | 18 |
| Delaware Group Adviser Funds: | | |
| Delaware Diversified Income Fund - Class A | 1,977 | 809 |
| Delaware Group Equity Funds V: | | |
| Delaware Small Cap Value Fund - Class A | 110 | 7 |
| Dodge & Cox Funds: | | |
| Dodge & Cox International Stock Fund | 127 | 34 |
| Dodge & Cox Stock Fund | 112 | 33 |
| DWS Institutional Funds: | | |
| DWS Equity 500 Index Fund - Class S | 79 | 44 |
| Eaton Vance Special Investment Trust: | | |
| Eaton Vance Large-Cap Value Fund - Class R | 57 | 49 |
| EuroPacific Growth Fund®: | | |
| EuroPacific Growth Fund® - Class R-3 | 825 | 2,360 |
| EuroPacific Growth Fund® - Class R-4 | 16,349 | 20,839 |
| Fidelity® Contrafund®: | | |
| Fidelity® Advisor New Insights Fund - Institutional Class | 306 | 124 |
| Fidelity® Variable Insurance Products: | | |
| Fidelity® VIP Equity-Income Portfolio - Initial Class | 35,546 | 38,910 |
| Fidelity® VIP Growth Portfolio - Initial Class | 5,151 | 31,702 |
| Fidelity® VIP High Income Portfolio - Initial Class | 3,127 | 3,942 |
| Fidelity® VIP Overseas Portfolio - Initial Class | 4,345 | 5,437 |
| Fidelity® Variable Insurance Products II: | | |
| Fidelity® VIP Contrafund® Portfolio - Initial Class | 36,158 | 115,868 |
| Fidelity® VIP Index 500 Portfolio - Initial Class | 12,460 | 8,101 |

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Notes to Financial Statements**

|  | (Dollars in thousands) | |
|---|---|---|
| Fidelity® Variable Insurance Products III: | | |
| Fidelity® VIP Mid Cap Portfolio - Initial Class | $ 6,170 | $ 3,006 |
| Fidelity® Variable Insurance Products V: | | |
| Fidelity® VIP Asset Manager Portfolio - Initial Class | 1,652 | 3,910 |
| Franklin Mutual Series Fund Inc.: | | |
| Mutual Global Discovery Fund - Class R | 521 | 733 |
| Franklin Strategic Series: | | |
| Franklin Small-Mid Cap Growth Fund - Class A | 209 | 126 |
| Franklin Templeton Variable Insurance Products Trust: | | |
| Franklin Small Cap Value Securities Fund - Class 2 | 14,720 | 16,350 |
| Growth Fund of America: | | |
| Growth Fund of America - Class R-3 | 2,508 | 2,040 |
| Growth Fund of America - Class R-4 | 34,388 | 29,321 |
| Hartford Mutual Funds, Inc.: | | |
| The Hartford Capital Appreciation Fund - Class R4 | 188 | 410 |
| The Hartford Dividend And Growth Fund - Class R4 | 163 | 491 |
| Income Fund of America: | | |
| Income Fund of America - Class R-3 | 372 | 255 |
| ING Balanced Portfolio, Inc.: | | |
| ING Balanced Portfolio - Class I | 10,849 | 40,429 |
| ING Equity Trust: | | |
| ING Growth Opportunities Fund - Class A | 30 | 2 |
| ING Large Cap Value Fund - Class A | 6 | - |
| ING MidCap Opportunities Fund - Class A | 2 | 1 |
| ING Real Estate Fund - Class A | 290 | 319 |
| ING Value Choice Fund - Class A | 1 | 5 |
| ING Funds Trust: | | |
| ING GNMA Income Fund - Class A | 539 | 957 |
| ING Intermediate Bond Fund - Class A | 442 | 1,572 |
| ING Intermediate Bond Portfolio: | | |
| ING Intermediate Bond Portfolio - Class I | 23,774 | 71,292 |
| ING Intermediate Bond Portfolio - Class S | 91 | 264 |
| ING Investors Trust: | | |
| ING BlackRock Health Sciences Opportunities Portfolio - Service Class | 14,780 | 2,432 |
| ING BlackRock Inflation Protected Bond Portfolio - Adviser Class | 9 | 30 |
| ING BlackRock Large Cap Growth Portfolio - Institutional Class | 4,030 | 13,551 |
| ING BlackRock Large Cap Growth Portfolio - Service Class | 22 | 324 |
| ING BlackRock Large Cap Growth Portfolio - Service 2 Class | 5 | 55 |
| ING Clarion Global Real Estate Portfolio - Adviser Class | 1 | 1 |
| ING Clarion Global Real Estate Portfolio - Institutional Class | 17,810 | 11,120 |
| ING Clarion Real Estate Portfolio - Adviser Class | 1 | 4 |
| ING Clarion Real Estate Portfolio - Institutional Class | 198 | 604 |
| ING Clarion Real Estate Portfolio - Service Class | 4,434 | 9,031 |
| ING FMR$^{SM}$ Diversified Mid Cap Portfolio - Institutional Class | 4,487 | 5,483 |
| ING FMR$^{SM}$ Diversified Mid Cap Portfolio - Service Class | 2,331 | 7,289 |
| ING FMR$^{SM}$ Diversified Mid Cap Portfolio - Service 2 Class | 23 | 1 |
| ING Global Resources Portfolio - Adviser Class | - | 1 |
| ING Global Resources Portfolio - Institutional Class | - | 1 |
| ING Global Resources Portfolio - Service Class | 5,077 | 20,816 |
|  | **Purchases** | **Sales** |

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Notes to Financial Statements**

|  | | *(Dollars in thousands)* | |
|---|---|---|---|
| ING Investors Trust (continued): | | | |
| ING Invesco Growth and Income Portfolio - Institutional Class | $ | 4,223 | $ | 1,032 |
| ING Invesco Growth and Income Portfolio - Service Class | | 5,783 | | 3,760 |
| ING JPMorgan Emerging Markets Equity Portfolio - Adviser Class | | 52 | | 71 |
| ING JPMorgan Emerging Markets Equity Portfolio - Institutional Class | | 2,704 | | 8,201 |
| ING JPMorgan Emerging Markets Equity Portfolio - Service Class | | 2,985 | | 6,691 |
| ING JPMorgan Small Cap Core Equity Portfolio - Adviser Class | | - | | - |
| ING JPMorgan Small Cap Core Equity Portfolio - Institutional Class | | 8,273 | | 1,891 |
| ING JPMorgan Small Cap Core Equity Portfolio - Service Class | | 7,476 | | 1,842 |
| ING Large Cap Growth Portfolio - Adviser Class | | 3 | | 14 |
| ING Large Cap Growth Portfolio - Institutional Class | | 22,074 | | 18,323 |
| ING Large Cap Growth Portfolio - Service Class | | 1,800 | | 441 |
| ING Large Cap Value Portfolio - Adviser Class | | 27 | | - |
| ING Large Cap Value Portfolio - Institutional Class | | 94,523 | | 35,824 |
| ING Large Cap Value Portfolio - Service Class | | 570 | | 248 |
| ING Limited Maturity Bond Portfolio - Adviser Class | | 1 | | - |
| ING Marsico Growth Portfolio - Institutional Class | | 2,452 | | 2,540 |
| ING Marsico Growth Portfolio - Service Class | | 5 | | 30 |
| ING MFS Total Return Portfolio - Adviser Class | | 36 | | 312 |
| ING MFS Total Return Portfolio - Institutional Class | | 5,163 | | 7,169 |
| ING MFS Total Return Portfolio - Service Class | | 2,518 | | 3,508 |
| ING MFS Utilities Portfolio - Service Class | | 4,122 | | 5,330 |
| ING Morgan Stanley Global Franchise Portfolio - Adviser Class | | 4 | | - |
| ING Multi-Manager Large Cap Core Portfolio - Institutional Class | | 2,520 | | 3,386 |
| ING Multi-Manager Large Cap Core Portfolio - Service Class | | 37 | | 47 |
| ING PIMCO High Yield Portfolio - Adviser Class | | 14 | | 19 |
| ING PIMCO High Yield Portfolio - Institutional Class | | 11,556 | | 8,949 |
| ING PIMCO High Yield Portfolio - Service Class | | 7,086 | | 10,450 |
| ING Pioneer Mid Cap Value Portfolio - Adviser Class | | - | | 27 |
| ING Pioneer Mid Cap Value Portfolio - Institutional Class | | 1,965 | | 91,375 |
| ING Pioneer Mid Cap Value Portfolio - Service Class | | 31 | | 474 |
| ING T. Rowe Price Capital Appreciation Portfolio - Adviser Class | | 149 | | 29 |
| ING T. Rowe Price Capital Appreciation Portfolio - Institutional Class | | 40,057 | | 9,077 |
| ING T. Rowe Price Capital Appreciation Portfolio - Service Class | | 79,011 | | 20,317 |
| ING T. Rowe Price Equity Income Portfolio - Adviser Class | | 88 | | 359 |
| ING T. Rowe Price Equity Income Portfolio - Service Class | | 8,636 | | 18,127 |
| ING T. Rowe Price International Stock Portfolio - Adviser Class | | 9 | | 5 |
| ING T. Rowe Price International Stock Portfolio - Service Class | | 796 | | 1,404 |
| ING Templeton Global Growth Portfolio - Institutional Class | | 111 | | 334 |
| ING Templeton Global Growth Portfolio - Service Class | | 2,100 | | 1,479 |
| ING U.S. Stock Index Portfolio - Institutional Class | | 4,787 | | 835 |
| ING Money Market Portfolio: | | | |
| ING Money Market Portfolio - Class I | | 74,189 | | 87,985 |
| ING Mutual Funds: | | | |
| ING Global Real Estate Fund - Class A | | 53 | | 12 |
| ING International Small Cap Fund - Class A | | 105 | | 132 |

| | **Purchases** | **Sales** |
|---|---|---|
| | *(Dollars in thousands)* | |

ING Partners, Inc.:

| | Purchases | Sales |
|---|---:|---:|
| ING American Century Small-Mid Cap Value Portfolio - Adviser Class | $ 8 | $ 18 |
| ING American Century Small-Mid Cap Value Portfolio - Initial Class | 7,739 | 1,582 |
| ING American Century Small-Mid Cap Value Portfolio - Service Class | 8,526 | 6,299 |
| ING Baron Growth Portfolio - Adviser Class | 114 | 1,272 |
| ING Baron Growth Portfolio - Service Class | 27,689 | 14,552 |
| ING Columbia Contrarian Core Portfolio - Service Class | 1,803 | 3,062 |
| ING Columbia Small Cap Value II Portfolio - Adviser Class | 15 | 104 |
| ING Columbia Small Cap Value II Portfolio - Service Class | 1,971 | 1,379 |
| ING Fidelity® VIP Mid Cap Portfolio - Service Class | 7 | 1,254 |
| ING Global Bond Portfolio - Adviser Class | 43 | 77 |
| ING Global Bond Portfolio - Initial Class | 10,155 | 35,880 |
| ING Global Bond Portfolio - Service Class | 162 | 415 |
| ING Growth and Income Core Portfolio - Adviser Class | 22 | 692 |
| ING Growth and Income Core Portfolio - Initial Class | 860 | 76,093 |
| ING Index Solution 2015 Portfolio - Initial Class | 407 | 66 |
| ING Index Solution 2015 Portfolio - Service Class | 201 | 445 |
| ING Index Solution 2015 Portfolio - Service 2 Class | 252 | 96 |
| ING Index Solution 2025 Portfolio - Initial Class | 692 | 25 |
| ING Index Solution 2025 Portfolio - Service Class | 962 | 2 |
| ING Index Solution 2025 Portfolio - Service 2 Class | 964 | 118 |
| ING Index Solution 2035 Portfolio - Initial Class | 851 | 37 |
| ING Index Solution 2035 Portfolio - Service Class | 294 | 7 |
| ING Index Solution 2035 Portfolio - Service 2 Class | 564 | 144 |
| ING Index Solution 2045 Portfolio - Initial Class | 313 | 16 |
| ING Index Solution 2045 Portfolio - Service Class | 308 | 4 |
| ING Index Solution 2045 Portfolio - Service 2 Class | 448 | 210 |
| ING Index Solution 2055 Portfolio - Initial Class | 120 | 1 |
| ING Index Solution 2055 Portfolio - Service Class | 161 | 154 |
| ING Index Solution 2055 Portfolio - Service 2 Class | 117 | 22 |
| ING Index Solution Income Portfolio - Initial Class | 10 | - |
| ING Index Solution Income Portfolio - Service Class | 157 | 458 |
| ING Index Solution Income Portfolio - Service 2 Class | 34 | 3 |
| ING Invesco Comstock Portfolio - Adviser Class | 25 | 27 |
| ING Invesco Comstock Portfolio - Service Class | 10,559 | 6,520 |
| ING Invesco Equity and Income Portfolio - Adviser Class | 40 | 98 |
| ING Invesco Equity and Income Portfolio - Initial Class | 11,345 | 36,205 |
| ING Invesco Equity and Income Portfolio - Service Class | 43 | 81 |
| ING JPMorgan Mid Cap Value Portfolio - Adviser Class | 61 | 126 |
| ING JPMorgan Mid Cap Value Portfolio - Initial Class | 3,836 | 396 |
| ING JPMorgan Mid Cap Value Portfolio - Service Class | 12,975 | 4,999 |
| ING Oppenheimer Global Portfolio - Adviser Class | 45 | 179 |
| ING Oppenheimer Global Portfolio - Initial Class | 16,160 | 67,839 |
| ING Oppenheimer Global Portfolio - Service Class | 161 | 125 |
| ING PIMCO Total Return Portfolio - Adviser Class | 155 | 698 |
| ING PIMCO Total Return Portfolio - Initial Class | 996 | 153 |
| ING PIMCO Total Return Portfolio - Service Class | 21,760 | 62,269 |
| ING Pioneer High Yield Portfolio - Initial Class | 15,017 | 4,337 |
| ING Pioneer High Yield Portfolio - Service Class | 235 | 40 |

*(Dollars in thousands)*

ING Partners, Inc. (continued):

| | Purchases | Sales |
|---|---:|---:|
| ING Solution 2015 Portfolio - Adviser Class | $ 27 | $ 31 |
| ING Solution 2015 Portfolio - Initial Class | 683 | 279 |
| ING Solution 2015 Portfolio - Service Class | 8,689 | 11,906 |
| ING Solution 2015 Portfolio - Service 2 Class | 1,518 | 2,521 |
| ING Solution 2025 Portfolio - Adviser Class | 69 | 48 |
| ING Solution 2025 Portfolio - Initial Class | 222 | 39 |
| ING Solution 2025 Portfolio - Service Class | 16,141 | 10,987 |
| ING Solution 2025 Portfolio - Service 2 Class | 2,110 | 4,600 |
| ING Solution 2035 Portfolio - Adviser Class | 4 | 96 |
| ING Solution 2035 Portfolio - Initial Class | 248 | 21 |
| ING Solution 2035 Portfolio - Service Class | 15,818 | 8,152 |
| ING Solution 2035 Portfolio - Service 2 Class | 1,730 | 5,508 |
| ING Solution 2045 Portfolio - Adviser Class | 2 | 33 |
| ING Solution 2045 Portfolio - Initial Class | 343 | 45 |
| ING Solution 2045 Portfolio - Service Class | 11,557 | 6,736 |
| ING Solution 2045 Portfolio - Service 2 Class | 1,562 | 6,831 |
| ING Solution 2055 Portfolio - Initial Class | 5 | - |
| ING Solution 2055 Portfolio - Service Class | 4,237 | 1,132 |
| ING Solution 2055 Portfolio - Service 2 Class | 591 | 450 |
| ING Solution Balanced Portfolio - Service Class | 1,307 | 350 |
| ING Solution Income Portfolio - Adviser Class | 8 | 52 |
| ING Solution Income Portfolio - Initial Class | 747 | 237 |
| ING Solution Income Portfolio - Service Class | 4,347 | 2,943 |
| ING Solution Income Portfolio - Service 2 Class | 286 | 1,010 |
| ING Solution Moderately Conservative Portfolio - Service Class | 1,785 | 605 |
| ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Adviser Class | 23 | 225 |
| ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class | 10,789 | 45,391 |
| ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class | 150 | 77 |
| ING T. Rowe Price Growth Equity Portfolio - Adviser Class | 57 | 173 |
| ING T. Rowe Price Growth Equity Portfolio - Initial Class | 15,473 | 31,766 |
| ING T. Rowe Price Growth Equity Portfolio - Service Class | 584 | 529 |
| ING Templeton Foreign Equity Portfolio - Adviser Class | 26 | 139 |
| ING Templeton Foreign Equity Portfolio - Initial Class | 5,064 | 12,932 |
| ING Templeton Foreign Equity Portfolio - Service Class | 62 | 40 |
| ING UBS U.S. Large Cap Equity Portfolio - Adviser Class | - | 83 |
| ING UBS U.S. Large Cap Equity Portfolio - Initial Class | 677 | 75,011 |
| ING UBS U.S. Large Cap Equity Portfolio - Service Class | 9 | 27 |
| ING Series Fund, Inc.: | | |
| ING Core Equity Research Fund - Class A | 16 | 87 |
| ING Strategic Allocation Portfolios, Inc.: | | |
| ING Strategic Allocation Conservative Portfolio - Class I | 6,402 | 5,192 |
| ING Strategic Allocation Growth Portfolio - Class I | 4,808 | 6,683 |
| ING Strategic Allocation Moderate Portfolio - Class I | 4,979 | 7,778 |
| ING Variable Funds: | | |
| ING Growth and Income Portfolio - Class A | 714 | 245 |
| ING Growth and Income Portfolio - Class I | 171,173 | 169,219 |
| ING Growth and Income Portfolio - Class S | 132 | 6,576 |

| | **Purchases** | **Sales** |
|---|---:|---:|
| | *(Dollars in thousands)* | |

ING Variable Insurance Trust:

| | Purchases | Sales |
|---|---|---|
| ING GET U.S. Core Portfolio - Series 11 | $  - | $  6 |
| ING Variable Portfolios, Inc.: | | |
| ING BlackRock Science and Technology Opportunities Portfolio - Adviser Class | - | 2 |
| ING BlackRock Science and Technology Opportunities Portfolio - Class I | 6,153 | 46,737 |
| ING Index Plus LargeCap Portfolio - Class I | 12,105 | 35,405 |
| ING Index Plus LargeCap Portfolio - Class S | 9 | 132 |
| ING Index Plus MidCap Portfolio - Class I | 11,731 | 40,457 |
| ING Index Plus MidCap Portfolio - Class S | 16 | 23 |
| ING Index Plus SmallCap Portfolio - Class I | 13,247 | 13,362 |
| ING Index Plus SmallCap Portfolio - Class S | 8 | 16 |
| ING International Index Portfolio - Class I | 5,707 | 3,654 |
| ING International Index Portfolio - Class S | - | - |
| ING Russell™ Large Cap Growth Index Portfolio - Class I | 3,234 | 2,878 |
| ING Russell™ Large Cap Growth Index Portfolio - Class S | 211 | 41 |
| ING Russell™ Large Cap Index Portfolio - Class I | 9,303 | 3,197 |
| ING Russell™ Large Cap Index Portfolio - Class S | 130 | 12 |
| ING Russell™ Large Cap Value Index Portfolio - Class I | 313 | 284 |
| ING Russell™ Large Cap Value Index Portfolio - Class S | 2,449 | 1,629 |
| ING Russell™ Mid Cap Growth Index Portfolio - Class S | 2,086 | 1,377 |
| ING Russell™ Mid Cap Index Portfolio - Class I | 15,935 | 3,733 |
| ING Russell™ Small Cap Index Portfolio - Class I | 8,147 | 2,019 |
| ING Small Company Portfolio - Class I | 17,317 | 17,136 |
| ING Small Company Portfolio - Class S | 39 | 6 |
| ING U.S. Bond Index Portfolio - Class I | 2,663 | 4,351 |
| ING Variable Products Trust: | | |
| ING International Value Portfolio - Class I | 4,480 | 11,658 |
| ING International Value Portfolio - Class S | 9 | 39 |
| ING MidCap Opportunities Portfolio - Class I | 54,477 | 12,423 |
| ING MidCap Opportunities Portfolio - Class S | 209 | 934 |
| ING SmallCap Opportunities Portfolio - Class I | 10,909 | 7,454 |
| ING SmallCap Opportunities Portfolio - Class S | 19 | 15 |
| Janus Aspen Series: | | |
| Janus Aspen Series Balanced Portfolio - Institutional Shares | 19 | 56 |
| Janus Aspen Series Enterprise Portfolio - Institutional Shares | 20 | 145 |
| Janus Aspen Series Flexible Bond Portfolio - Institutional Shares | 4 | 3 |
| Janus Aspen Series Global Research Portfolio - Institutional Shares | 10 | 19 |
| Janus Aspen Series Janus Portfolio - Institutional Shares | 2 | 14 |
| JPMorgan Trust II: | | |
| JPMorgan Government Bond Fund - Select Class | 555 | 301 |
| Lazard Funds, Inc.: | | |
| Lazard Emerging Markets Equity Portfolio - Open Shares | - | - |
| Lazard U.S. Mid Cap Equity Portfolio - Open Shares | 334 | 2,692 |
| LKCM Funds: | | |
| LKCM Aquinas Growth Fund | 70 | 50 |
| Loomis Sayles Funds I: | | |
| Loomis Sayles Small Cap Value Fund - Retail Class | 3,551 | 1,224 |
| Lord Abbett Developing Growth Fund, Inc.: | | |
| Lord Abbett Developing Growth Fund - Class A | 144 | 17 |

| | Purchases | Sales |
|---|---|---|
| | *(Dollars in thousands)* | |
| Lord Abbett Investment Trust: | | |

| | Purchases | Sales |
|---|---|---|
| Lord Abbett Core Fixed Income Fund - Class A | $ 7 | $ 19 |
| Lord Abbett Mid Cap Stock Fund, Inc.: | | |
| Lord Abbett Mid Cap Stock Fund - Class A | 93 | 307 |
| Lord Abbett Research Fund, Inc.: | | |
| Lord Abbett SmallCap Value Fund - Class A | 459 | 260 |
| Lord Abbett Securities Trust: | | |
| Lord Abbett Fundamental Equity Fund - Class A | 115 | 35 |
| Lord Abbett Series Fund, Inc.: | | |
| Lord Abbett Series Fund MidCap Stock Portfolio - Class VC | 3,479 | 20,906 |
| MainStay Funds: | | |
| MainStay Large Cap Growth Fund - Class R3 | 101 | 17 |
| Massachusetts Investors Growth Stock Fund: | | |
| Massachusetts Investors Growth Stock Fund - Class A | 192 | 384 |
| Metropolitan West Funds: | | |
| Metropolitan West Total Return Bond Fund - Class M Shares | 3,541 | 32 |
| Neuberger Berman Equity Funds®: | | |
| Neuberger Berman Genesis Fund - Trust Class | 74 | 3 |
| Neuberger Berman Socially Responsive Fund - Trust Class | 5,462 | 2,210 |
| New Perspective Fund: | | |
| New Perspective Fund - Class R-3 | 496 | 618 |
| New Perspective Fund - Class R-4 | 17,141 | 8,352 |
| Oppenheimer Capital Appreciation Fund: | | |
| Oppenheimer Capital Appreciation Fund - Class A | 17 | 489 |
| Oppenheimer Developing Markets Fund: | | |
| Oppenheimer Developing Markets Fund - Class A | 14,484 | 30,467 |
| Oppenheimer Developing Markets Fund - Class Y | 5,143 | 4,240 |
| Oppenheimer Gold & Special Minerals Fund: | | |
| Oppenheimer Gold & Special Minerals Fund - Class A | 13 | 4 |
| Oppenheimer International Bond Fund: | | |
| Oppenheimer International Bond Fund - Class A | 46 | 22 |
| Oppenheimer Variable Account Funds: | | |
| Oppenheimer Discovery Mid Cap Growth Fund/VA | - | 9 |
| Oppenheimer Global Fund/VA | 11 | 31 |
| Oppenheimer Global Strategic Income Fund/VA | 8 | 13 |
| Oppenheimer Main Street Fund®/VA | 1 | 10 |
| Oppenheimer Main Street Small Cap Fund®/VA | 9,523 | 2,045 |
| Parnassus Income Funds: | | |
| Parnassus Equity Income Fund - Investor Shares | 6,832 | 578 |
| Pax World Funds Series Trust I: | | |
| Pax World Balanced Fund - Individual Investor Class | 7,868 | 6,441 |
| PIMCO Variable Insurance Trust: | | |
| PIMCO Real Return Portfolio - Administrative Class | 10,823 | 97,471 |
| Pioneer Equity Income Fund: | | |
| Pioneer Equity Income Fund - Class Y | 3,223 | 246 |
| Pioneer High Yield Fund: | | |
| Pioneer High Yield Fund - Class A | 439 | 727 |
| Pioneer Strategic Income Fund: | | |
| Pioneer Strategic Income Fund - Class A | 323 | 427 |

| Purchases | Sales |
|---|---|
| *(Dollars in thousands)* | |

225

| | | | |
|---|---:|---|---:|
| Pioneer Variable Contracts Trust: | | | |
| Pioneer Emerging Markets VCT Portfolio - Class I | $ 1,280 | $ | 3,672 |
| Pioneer High Yield VCT Portfolio - Class I | 7,965 | | 4,811 |
| RiverSource® Investment Series, Inc.: | | | |
| Columbia Diversified Equity Income Fund - Class K | 1,891 | | 1,671 |
| The Royce Fund: | | | |
| Royce Total Return Fund - K Class | 1 | | - |
| SmallCap World Fund, Inc.: | | | |
| SMALLCAP World Fund® - Class R-4 | 4,276 | | 2,045 |
| T. Rowe Price Mid-Cap Value Fund, Inc.: | | | |
| T. Rowe Price Mid-Cap Value Fund - R Class | 180 | | 224 |
| T. Rowe Price Value Fund, Inc.: | | | |
| T. Rowe Price Value Fund - Advisor Class | 78 | | 83 |
| Templeton Funds, Inc.: | | | |
| Templeton Foreign Fund - Class A | 620 | | 247 |
| Templeton Income Trust: | | | |
| Templeton Global Bond Fund - Advisor Class | 11,060 | | 7,304 |
| Templeton Global Bond Fund - Class A | 22,018 | | 21,763 |
| Thornburg Investment Trust: | | | |
| Thornburg International Value Fund - Class R4 | 8 | | 1 |
| USAA Investment Trust: | | | |
| USAA Precious Metals and Minerals Fund - Adviser Shares | 6,616 | | 3,209 |
| Vanguard® Variable Insurance Fund: | | | |
| Diversified Value Portfolio | 6 | | 9 |
| Equity Income Portfolio | 42 | | 329 |
| Small Company Growth Portfolio | 8 | | 19 |
| The Victory Portfolios: | | | |
| Victory Small Company Opportunity Fund - Class R | 4 | | - |
| Wanger Advisors Trust: | | | |
| Wanger International | 13,874 | | 5,394 |
| Wanger Select | 4,246 | | 15,467 |
| Wanger USA | 12,942 | | 9,205 |
| Washington Mutual Investors Fund: | | | |
| Washington Mutual Investors Fund - Class R-3 | 711 | | 1,403 |
| Washington Mutual Investors Fund - Class R-4 | 11,016 | | 12,157 |
| Wells Fargo Funds Trust: | | | |
| Wells Fargo Advantage Small Cap Value Fund - Class A | 35 | | 63 |
| Wells Fargo Advantage Special Small Cap Value Fund - Class A | 10,402 | | 12,957 |

### 7. Changes in Units

The changes in units outstanding were as follows:

| | | | | | | |
|---|---|---|---|---|---|---|
| | | | **Year Ended December 31** | | | |
| | | **2013** | | | **2012** | |
| | **Units Issued** | **Units Redeemed** | **Net Increase (Decrease)** | **Units Issued** | **Units Redeemed** | **Net Increase (Decrease)** |
| AIM Growth Series: | | | | | | |
| Invesco Mid Cap Core Equity Fund - Class A | 83,840 | 151,512 | (67,672) | 66,280 | 123,142 | (56,862) |
| Invesco Small Cap Growth Fund - Class A | 318 | 226 | 92 | 559 | 1,231 | (672) |
| AIM International Mutual Funds: | | | | | | |
| Invesco International Growth Fund - Class R5 | 16,490 | 1,530 | 14,960 | 2,967 | 1 | 2,966 |
| AIM Investment Funds: | | | | | | |
| Invesco Endeavor Fund - Class A | 2,069 | 1,153 | 916 | 4,940 | 2,454 | 2,486 |
| Invesco Global Health Care Fund - Investor Class | 2,564 | 2,154 | 410 | 3,593 | 3,006 | 587 |
| AIM Sector Funds: | | | | | | |
| Invesco Small Cap Value Fund - Class A | 10,130 | 5,717 | 4,413 | 9,150 | 6,811 | 2,339 |
| AIM Variable Insurance Funds: | | | | | | |
| Invesco V.I. American Franchise Fund - Series I Shares | 1,729,947 | 1,734,198 | (4,251) | 799,175 | 97,178 | 701,997 |
| Invesco V.I. Core Equity Fund - Series I Shares | 381,722 | 670,658 | (288,936) | 283,311 | 681,336 | (398,025) |
| The Alger Funds: | | | | | | |
| Alger Capital Appreciation Fund - Class A | 4,512 | 1,163 | 3,349 | 36,919 | 1,507 | 35,412 |
| The Alger Funds II: | | | | | | |
| Alger Green Fund - Class A | 137,089 | 62,806 | 74,283 | 40,330 | 27,834 | 12,496 |
| AllianceBernstein Growth and Income Fund, Inc.: | | | | | | |
| AllianceBernstein Growth and Income Fund, Inc. - Class A | 1,281 | 6,157 | (4,876) | 7,899 | 7,861 | 38 |
| AllianceBernstein Variable Products Series Fund, Inc.: | | | | | | |
| AllianceBernstein Growth and Income Portfolio - Class A | 11,302 | 9,054 | 2,248 | 10,619 | 16,211 | (5,592) |
| Allianz Funds: | | | | | | |
| AllianzGI NFJ Dividend Value Fund - Class A | 566 | 1,378 | (812) | 7,049 | 6,821 | 228 |
| AllianzGI NFJ Large-Cap Value Fund - Institutional Class | 58 | 1,867 | (1,809) | 106,748 | 476,955 | (370,207) |
| AllianzGI NFJ Small-Cap Value Fund - Class A | 11,781 | 9,408 | 2,373 | 13,164 | 14,831 | (1,667) |
| Amana Mutual Funds Trust: | | | | | | |
| Amana Growth Fund | 654,147 | 896,989 | (242,842) | 913,133 | 543,784 | 369,349 |
| Amana Income Fund | 1,203,871 | 868,633 | 335,238 | 1,266,627 | 623,773 | 642,854 |

| | **Year Ended December 31** | | | | | |
| | **2013** | | | **2012** | | |
| | **Units Issued** | **Units Redeemed** | **Net Increase (Decrease)** | **Units Issued** | **Units Redeemed** | **Net Increase (Decrease)** |
|---|---|---|---|---|---|---|
| American Balanced Fund®, Inc.: | | | | | | |
| American Balanced Fund® - Class R-3 | 203,036 | 183,185 | 19,851 | 119,572 | 169,481 | (49,909) |
| American Century Government Income Trust: | | | | | | |
| American Century Inflation-Adjusted Bond Fund - Investor Class | 902,333 | 2,269,235 | (1,366,902) | 2,114,698 | 1,465,248 | 649,450 |
| American Century Quantitative Equity Funds, Inc.: | | | | | | |
| American Century Income & Growth Fund - A Class | 225,681 | 153,680 | 72,001 | 159,852 | 130,012 | 29,840 |
| American Funds Fundamental Investors: | | | | | | |
| Fundamental Investors - Class R-3 | 108,599 | 81,542 | 27,057 | 75,934 | 82,680 | (6,746) |
| Fundamental Investors - Class R-4 | 1,095,577 | 903,222 | 192,355 | 815,631 | 845,129 | (29,498) |
| American Mutual Fund®: | | | | | | |
| American Funds American Mutual Fund® - Class R-4 | 57,093 | 3,346 | 53,747 | 4,912 | 265 | 4,647 |
| Ariel Investment Trust: | | | | | | |
| Ariel Appreciation Fund - Investor Class | 8,813 | 33,289 | (24,476) | 35,333 | 31,029 | 4,304 |
| Ariel Fund - Investor Class | 649,175 | 336,975 | 312,200 | 180,341 | 207,774 | (27,433) |
| Artisan Funds, Inc.: | | | | | | |
| Artisan International Fund - Investor Shares | 594,877 | 247,761 | 347,116 | 299,147 | 116,039 | 183,108 |
| Aston Funds: | | | | | | |
| Aston/Fairpointe Mid Cap Fund - Class N | 1,562,486 | 351,095 | 1,211,391 | 360,726 | 160,630 | 200,096 |
| BlackRock Equity Dividend Fund: | | | | | | |
| BlackRock Equity Dividend Fund - Investor A Shares | 68,384 | 58,257 | 10,127 | 78,914 | 44,419 | 34,495 |
| BlackRock Mid Cap Value Opportunities Series, Inc.: | | | | | | |
| BlackRock Mid Cap Value Opportunities Fund - Investor A Shares | 464,773 | 325,192 | 139,581 | 256,602 | 178,498 | 78,104 |
| Bond Fund of America: | | | | | | |
| Bond Fund of America - Class R-4 | 237,156 | 360,575 | (123,419) | 348,172 | 237,042 | 111,130 |
| Calvert Variable Series, Inc.: | | | | | | |
| Calvert VP SRI Balanced Portfolio | 279,444 | 335,888 | (56,444) | 230,939 | 311,793 | (80,854) |
| Capital World Growth & Income Fund: | | | | | | |
| Capital World Growth & Income Fund[SM], Inc. - Class R-3 | 19,891 | 17,262 | 2,629 | 25,871 | 24,465 | 1,406 |
| Cohen & Steers Realty Shares, Inc.: | | | | | | |
| Cohen & Steers Realty Shares | 233,746 | 210,609 | 23,137 | 210,600 | 85,135 | 125,465 |

|  | Year Ended December 31 | | | | | |
|---|---|---|---|---|---|---|
|  | 2013 | | | 2012 | | |
|  | Units Issued | Units Redeemed | Net Increase (Decrease) | Units Issued | Units Redeemed | Net Increase (Decrease) |
| Columbia Acorn Trust: |  |  |  |  |  |  |
| Columbia<sup>SM</sup> Acorn Fund® - Class A | 4,132 | 4,527 | (395) | 884 | 592 | 292 |
| Columbia<sup>SM</sup> Acorn Fund® - Class Z | 230 | - | 230 | 189,532 | 1,198,349 | (1,008,817) |
| Columbia Funds Series Trust: |  |  |  |  |  |  |
| Columbia Mid Cap Value Fund - Class A | 185,657 | 154,176 | 31,481 | 90,325 | 115,934 | (25,609) |
| Columbia Mid Cap Value Fund - Class Z | 6 | - | 6 | 66,661 | 623,498 | (556,837) |
| CRM Mutual Fund Trust: |  |  |  |  |  |  |
| CRM Mid Cap Value Fund - Investor Shares | 3,412 | 3,141 | 271 | 7,697 | 9,026 | (1,329) |
| Delaware Group Adviser Funds: |  |  |  |  |  |  |
| Delaware Diversified Income Fund - Class A | 212,092 | 100,036 | 112,056 | 81,372 | 2,072 | 79,300 |
| Delaware Group Equity Funds V: |  |  |  |  |  |  |
| Delaware Small Cap Value Fund - Class A | 10,165 | 1,104 | 9,061 | - | - | - |
| Dodge & Cox Funds: |  |  |  |  |  |  |
| Dodge & Cox International Stock Fund | 15,434 | 8,743 | 6,691 | 14,828 | 9,687 | 5,141 |
| Dodge & Cox Stock Fund | 7,905 | 3,221 | 4,684 | 2,471 | 2,536 | (65) |
| DWS Institutional Funds: |  |  |  |  |  |  |
| DWS Equity 500 Index Fund - Class S | 4,110 | 2,434 | 1,676 | 4,779 | 2,638 | 2,141 |
| Eaton Vance Special Investment Trust: |  |  |  |  |  |  |
| Eaton Vance Large-Cap Value Fund - Class R | 3,285 | 2,996 | 289 | 3,671 | 567 | 3,104 |
| EuroPacific Growth Fund®: |  |  |  |  |  |  |
| EuroPacific Growth Fund® - Class R-3 | 176,986 | 261,553 | (84,567) | 209,152 | 363,364 | (154,212) |
| EuroPacific Growth Fund® - Class R-4 | 2,933,961 | 3,144,297 | (210,336) | 4,855,811 | 5,424,908 | (569,097) |
| Fidelity® Contrafund®: |  |  |  |  |  |  |
| Fidelity® Advisor New Insights Fund - Institutional Class | 29,292 | 22,922 | 6,370 | 24,464 | 12,164 | 12,300 |
| Fidelity® Variable Insurance Products: |  |  |  |  |  |  |
| Fidelity® VIP Equity-Income Portfolio - Initial Class | 2,021,516 | 3,124,046 | (1,102,530) | 2,201,418 | 3,749,583 | (1,548,165) |
| Fidelity® VIP Growth Portfolio - Initial Class | 1,653,429 | 2,738,405 | (1,084,976) | 1,457,352 | 2,378,324 | (920,972) |
| Fidelity® VIP High Income Portfolio - Initial Class | 306,906 | 400,417 | (93,511) | 340,794 | 258,609 | 82,185 |
| Fidelity® VIP Overseas Portfolio - Initial Class | 449,293 | 509,310 | (60,017) | 315,220 | 572,696 | (257,476) |
| Fidelity® Variable Insurance Products II: |  |  |  |  |  |  |
| Fidelity® VIP Contrafund® Portfolio - Initial Class | 7,664,321 | 9,394,224 | (1,729,903) | 11,010,210 | 12,594,235 | (1,584,025) |
| Fidelity® VIP Index 500 Portfolio - Initial Class | 538,590 | 478,807 | 59,783 | 419,428 | 510,600 | (91,172) |

| | **Year Ended December 31** | | | | | |
| | **2013** | | | **2012** | | |
| | **Units Issued** | **Units Redeemed** | **Net Increase (Decrease)** | **Units Issued** | **Units Redeemed** | **Net Increase (Decrease)** |
|---|---|---|---|---|---|---|
| Fidelity® Variable Insurance Products III: | | | | | | |
|   Fidelity® VIP Mid Cap Portfolio - Initial Class | 211,954 | 221,163 | (9,209) | 217,739 | 230,305 | (12,566) |
| Fidelity® Variable Insurance Products V: | | | | | | |
|   Fidelity® VIP Asset Manager Portfolio - Initial Class | 86,980 | 177,762 | (90,782) | 110,858 | 135,327 | (24,469) |
| Franklin Mutual Series Fund Inc.: | | | | | | |
|   Mutual Global Discovery Fund - Class R | 59,779 | 77,653 | (17,874) | 61,145 | 100,663 | (39,518) |
| Franklin Strategic Series: | | | | | | |
|   Franklin Small-Mid Cap Growth Fund - Class A | 8,720 | 8,968 | (248) | 8,926 | 21,873 | (12,947) |
| Franklin Templeton Variable Insurance Products Trust: | | | | | | |
|   Franklin Small Cap Value Securities Fund - Class 2 | 1,303,466 | 1,462,830 | (159,364) | 1,441,134 | 2,262,557 | (821,423) |
| Growth Fund of America: | | | | | | |
|   Growth Fund of America - Class R-3 | 347,973 | 375,859 | (27,886) | 308,357 | 625,897 | (317,540) |
|   Growth Fund of America - Class R-4 | 2,862,204 | 3,697,817 | (835,613) | 4,947,208 | 7,430,469 | (2,483,261) |
| Hartford Mutual Funds, Inc.: | | | | | | |
|   The Hartford Capital Appreciation Fund - Class R4 | 13,538 | 27,338 | (13,800) | 21,170 | 25,254 | (4,084) |
|   The Hartford Dividend And Growth Fund - Class R4 | 10,728 | 31,324 | (20,596) | 21,290 | 2,953 | 18,337 |
| Income Fund of America: | | | | | | |
|   Income Fund of America - Class R-3 | 62,175 | 59,637 | 2,538 | 62,089 | 86,431 | (24,342) |
| ING Balanced Portfolio, Inc.: | | | | | | |
|   ING Balanced Portfolio - Class I | 3,211,209 | 4,442,240 | (1,231,031) | 1,233,165 | 2,421,016 | (1,187,851) |
| ING Equity Trust: | | | | | | |
|   ING Growth Opportunities Fund - Class A | 1,608 | 114 | 1,494 | 4,583 | 1 | 4,582 |
|   ING Large Cap Value Fund - Class A | 491 | - | 491 | - | - | - |
|   ING MidCap Opportunities Fund - Class A | 179 | 111 | 68 | - | - | - |
|   ING Real Estate Fund - Class A | 26,058 | 29,528 | (3,470) | 32,551 | 54,563 | (22,012) |
|   ING Value Choice Fund - Class A | - | 309 | (309) | 375 | 280 | 95 |
| ING Funds Trust: | | | | | | |
|   ING GNMA Income Fund - Class A | 82,884 | 127,147 | (44,263) | 166,470 | 183,054 | (16,584) |
|   ING Intermediate Bond Fund - Class A | 80,323 | 164,900 | (84,577) | 94,948 | 120,732 | (25,784) |

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

| | Year Ended December 31 | | | | | |
| | 2013 | | | 2012 | | |
| | Units Issued | Units Redeemed | Net Increase (Decrease) | Units Issued | Units Redeemed | Net Increase (Decrease) |
|---|---|---|---|---|---|---|
| ING Intermediate Bond Portfolio: | | | | | | |
| ING Intermediate Bond Portfolio - Class I | 6,968,979 | 9,141,399 | (2,172,420) | 7,006,370 | 7,422,458 | (416,088) |
| ING Intermediate Bond Portfolio - Class S | 4,394 | 19,297 | (14,903) | 20,006 | 5,224 | 14,782 |
| ING Investors Trust: | | | | | | |
| ING BlackRock Health Sciences Opportunities Portfolio - Service Class | 967,670 | 370,014 | 597,656 | 408,408 | 326,785 | 81,623 |
| ING BlackRock Inflation Protected Bond Portfolio - Adviser Class | 491 | 2,736 | (2,245) | 7,650 | 5,922 | 1,728 |
| ING BlackRock Large Cap Growth Portfolio - Institutional Class | 1,759,860 | 2,606,749 | (846,889) | 1,027,893 | 1,741,253 | (713,360) |
| ING BlackRock Large Cap Growth Portfolio - Service Class | 1,567 | 29,081 | (27,514) | 49,983 | 53,958 | (3,975) |
| ING BlackRock Large Cap Growth Portfolio - Service 2 Class | 198 | 4,669 | (4,471) | 3,185 | 3,490 | (305) |
| ING Clarion Global Real Estate Portfolio - Adviser Class | 29 | 156 | (127) | 479 | 64 | 415 |
| ING Clarion Global Real Estate Portfolio - Institutional Class | 2,025,676 | 1,835,075 | 190,601 | 3,539,942 | 2,856,395 | 683,547 |
| ING Clarion Real Estate Portfolio - Adviser Class | 60 | 363 | (303) | 2,207 | 374 | 1,833 |
| ING Clarion Real Estate Portfolio - Institutional Class | 2,115,219 | 2,145,540 | (30,321) | 13,652 | 26,688 | (13,036) |
| ING Clarion Real Estate Portfolio - Service Class | 956,409 | 1,320,633 | (364,224) | 2,095,109 | 2,130,244 | (35,135) |
| ING FMR$^{SM}$ Diversified Mid Cap Portfolio - Institutional Class | 491,978 | 576,823 | (84,845) | 2,736,643 | 81,739 | 2,654,904 |
| ING FMR$^{SM}$ Diversified Mid Cap Portfolio - Service Class | 504,385 | 776,122 | (271,737) | 2,810,199 | 4,313,475 | (1,503,276) |
| ING FMR$^{SM}$ Diversified Mid Cap Portfolio - Service 2 Class | 2,161 | 109 | 2,052 | - | 539 | (539) |
| ING Global Resources Portfolio - Adviser Class | - | 113 | (113) | - | 63 | (63) |
| ING Global Resources Portfolio - Institutional Class | - | 120 | (120) | - | 271 | (271) |
| ING Global Resources Portfolio - Service Class | 1,722,003 | 3,059,843 | (1,337,840) | 1,980,845 | 3,391,498 | (1,410,653) |
| ING Invesco Growth and Income Portfolio - Institutional Class | 371,617 | 120,036 | 251,581 | 659,173 | 25,169 | 634,004 |
| ING Invesco Growth and Income Portfolio - Service Class | 572,437 | 442,851 | 129,586 | 988,600 | 1,343,357 | (354,757) |
| ING JPMorgan Emerging Markets Equity Portfolio - Adviser Class | 587 | 1,875 | (1,288) | 4,147 | 5,772 | (1,625) |
| ING JPMorgan Emerging Markets Equity Portfolio - Institutional Class | 330,204 | 659,587 | (329,383) | 451,520 | 535,021 | (83,501) |
| ING JPMorgan Emerging Markets Equity Portfolio - Service Class | 268,549 | 462,214 | (193,665) | 359,741 | 461,748 | (102,007) |
| ING JPMorgan Small Cap Core Equity Portfolio - Adviser Class | 42 | 34 | 8 | 483 | 1 | 482 |
| ING JPMorgan Small Cap Core Equity Portfolio - Institutional Class | 660,224 | 185,979 | 474,245 | 902,124 | 51,066 | 851,058 |
| ING JPMorgan Small Cap Core Equity Portfolio - Service Class | 526,210 | 234,293 | 291,917 | 1,009,525 | 1,116,369 | (106,844) |
| ING Large Cap Growth Portfolio - Adviser Class | 95 | 1,017 | (922) | 2,897 | 1,019 | 1,878 |
| ING Large Cap Growth Portfolio - Institutional Class | 3,507,037 | 3,279,851 | 227,186 | 8,266,028 | 5,172,870 | 3,093,158 |
| ING Large Cap Growth Portfolio - Service Class | 120,498 | 36,065 | 84,433 | 20,187 | 20,118 | 69 |

231

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Notes to Financial Statements**

| | **Year Ended December 31** | | | | | |
|---|---|---|---|---|---|---|
| | **2013** | | | **2012** | | |
| | **Units Issued** | **Units Redeemed** | **Net Increase (Decrease)** | **Units Issued** | **Units Redeemed** | **Net Increase (Decrease)** |
| ING Investors Trust (continued): | | | | | | |
| ING Large Cap Value Portfolio - Adviser Class | 2,787 | 32 | 2,755 | - | - | - |
| ING Large Cap Value Portfolio - Institutional Class | 18,985,303 | 14,205,891 | 4,779,412 | 3,757,148 | 6,214,442 | (2,457,294) |
| ING Large Cap Value Portfolio - Service Class | 60,565 | 32,103 | 28,462 | 29,020 | 52,101 | (23,081) |
| ING Limited Maturity Bond Portfolio - Adviser Class | 117 | - | 117 | 1,673 | 5 | 1,668 |
| ING Marsico Growth Portfolio - Institutional Class | 275,995 | 279,214 | (3,219) | 356,498 | 367,780 | (11,282) |
| ING Marsico Growth Portfolio - Service Class | 1,200 | 3,013 | (1,813) | 13,630 | 53,553 | (39,923) |
| ING MFS Total Return Portfolio - Adviser Class | 852 | 21,324 | (20,472) | 757 | 8,339 | (7,582) |
| ING MFS Total Return Portfolio - Institutional Class | 631,862 | 841,460 | (209,598) | 451,494 | 881,592 | (430,098) |
| ING MFS Total Return Portfolio - Service Class | 305,044 | 378,249 | (73,205) | 312,779 | 420,982 | (108,203) |
| ING MFS Utilities Portfolio - Service Class | 428,862 | 504,933 | (76,071) | 753,582 | 859,544 | (105,962) |
| ING Morgan Stanley Global Franchise Portfolio - Adviser Class | 80 | 25 | 55 | 1,260 | - | 1,260 |
| ING Multi-Manager Large Cap Core Portfolio - Institutional Class | 333,685 | 406,680 | (72,995) | 369,480 | 556,118 | (186,638) |
| ING Multi-Manager Large Cap Core Portfolio - Service Class | 4,428 | 5,419 | (991) | 4,895 | 7,035 | (2,140) |
| ING PIMCO High Yield Portfolio - Adviser Class | 972 | 1,571 | (599) | 4,639 | 3,090 | 1,549 |
| ING PIMCO High Yield Portfolio - Institutional Class | 1,160,232 | 943,616 | 216,616 | 1,853,081 | 370,383 | 1,482,698 |
| ING PIMCO High Yield Portfolio - Service Class | 640,889 | 915,879 | (274,990) | 1,966,848 | 1,712,771 | 254,077 |
| ING Pioneer Mid Cap Value Portfolio - Adviser Class | - | 2,147 | (2,147) | 2,186 | 39 | 2,147 |
| ING Pioneer Mid Cap Value Portfolio - Institutional Class | - | 6,796,295 | (6,796,295) | 1,424,831 | 2,595,391 | (1,170,560) |
| ING Pioneer Mid Cap Value Portfolio - Service Class | - | 33,823 | (33,823) | 18,804 | 20,407 | (1,603) |
| ING T. Rowe Price Capital Appreciation Portfolio - Adviser Class | 10,585 | 2,344 | 8,241 | 3,783 | 1,152 | 2,631 |
| ING T. Rowe Price Capital Appreciation Portfolio - Institutional Class | 3,020,267 | 1,234,217 | 1,786,050 | 11,430,218 | 600,387 | 10,829,831 |
| ING T. Rowe Price Capital Appreciation Portfolio - Service Class | 6,750,946 | 5,100,275 | 1,650,671 | 13,216,984 | 17,510,563 | (4,293,579) |
| ING T. Rowe Price Equity Income Portfolio - Adviser Class | 4,648 | 23,838 | (19,190) | 10,765 | 14,203 | (3,438) |
| ING T. Rowe Price Equity Income Portfolio - Service Class | 2,094,826 | 2,299,661 | (204,835) | 3,724,306 | 4,315,386 | (591,080) |
| ING T. Rowe Price International Stock Portfolio - Adviser Class | 850 | 470 | 380 | 1,487 | 956 | 531 |
| ING T. Rowe Price International Stock Portfolio - Service Class | 100,416 | 140,744 | (40,328) | 142,591 | 179,649 | (37,058) |
| ING Templeton Global Growth Portfolio - Institutional Class | 16,346 | 29,739 | (13,393) | 27,243 | 28,273 | (1,030) |
| ING Templeton Global Growth Portfolio - Service Class | 232,060 | 178,728 | 53,332 | 124,975 | 104,939 | 20,036 |
| ING U.S. Stock Index Portfolio - Institutional Class | 335,517 | 67,370 | 268,147 | 122,251 | 120,297 | 1,954 |

| | Year Ended December 31 | | | | | |
| --- | --- | --- | --- | --- | --- | --- |
| | **2013** | | | **2012** | | |
| | **Units Issued** | **Units Redeemed** | **Net Increase (Decrease)** | **Units Issued** | **Units Redeemed** | **Net Increase (Decrease)** |
| ING Money Market Portfolio: | | | | | | |
| ING Money Market Portfolio - Class I | 16,787,563 | 17,246,886 | (459,323) | 12,048,164 | 14,604,104 | (2,555,940) |
| ING Mutual Funds: | | | | | | |
| ING Global Real Estate Fund - Class A | 6,408 | 4,298 | 2,110 | 4,521 | 3,830 | 691 |
| ING International Small Cap Fund - Class A | 7,009 | 8,686 | (1,677) | 14,320 | 68,209 | (53,889) |
| ING Partners, Inc.: | | | | | | |
| ING American Century Small-Mid Cap Value Portfolio - Adviser Class | 146 | 948 | (802) | 519 | 1,047 | (528) |
| ING American Century Small-Mid Cap Value Portfolio - Initial Class | 522,414 | 139,063 | 383,351 | 819,341 | 45,373 | 773,968 |
| ING American Century Small-Mid Cap Value Portfolio - Service Class | 1,274,015 | 1,119,439 | 154,576 | 1,960,296 | 2,287,656 | (327,360) |
| ING Baron Growth Portfolio - Adviser Class | 5,522 | 73,476 | (67,954) | 2,196 | 5,369 | (3,173) |
| ING Baron Growth Portfolio - Service Class | 2,734,878 | 2,214,007 | 520,871 | 2,878,411 | 3,521,897 | (643,486) |
| ING Columbia Contrarian Core Portfolio - Service Class | 164,859 | 219,945 | (55,086) | 165,045 | 242,395 | (77,350) |
| ING Columbia Small Cap Value II Portfolio - Adviser Class | 965 | 9,045 | (8,080) | 2,270 | 974 | 1,296 |
| ING Columbia Small Cap Value II Portfolio - Service Class | 192,863 | 148,862 | 44,001 | 123,126 | 142,152 | (19,026) |
| ING Fidelity® VIP Mid Cap Portfolio - Service Class | 1,772 | 106,096 | (104,324) | 555,082 | 810,362 | (255,280) |
| ING Global Bond Portfolio - Adviser Class | 1,949 | 5,226 | (3,277) | 2,107 | 5,671 | (3,564) |
| ING Global Bond Portfolio - Initial Class | 2,102,380 | 4,245,650 | (2,143,270) | 2,641,014 | 3,622,441 | (981,427) |
| ING Global Bond Portfolio - Service Class | 25,212 | 47,576 | (22,364) | 73,376 | 47,659 | 25,717 |
| ING Growth and Income Core Portfolio - Adviser Class | - | 56,296 | (56,296) | 2,098 | 5,499 | (3,401) |
| ING Growth and Income Core Portfolio - Initial Class | - | 3,251,297 | (3,251,297) | 331,076 | 851,173 | (520,097) |
| ING Index Solution 2015 Portfolio - Initial Class | 31,685 | 8,890 | 22,795 | 18,887 | 124 | 18,763 |
| ING Index Solution 2015 Portfolio - Service Class | 13,877 | 30,748 | (16,871) | 17,022 | 3,437 | 13,585 |
| ING Index Solution 2015 Portfolio - Service 2 Class | 21,269 | 12,407 | 8,862 | 29,876 | 20,722 | 9,154 |
| ING Index Solution 2025 Portfolio - Initial Class | 49,033 | 8,243 | 40,790 | 55,762 | 29,723 | 26,039 |
| ING Index Solution 2025 Portfolio - Service Class | 58,152 | 108 | 58,044 | 2,528 | 84 | 2,444 |
| ING Index Solution 2025 Portfolio - Service 2 Class | 199,431 | 145,909 | 53,522 | 113,272 | 88,106 | 25,166 |
| ING Index Solution 2035 Portfolio - Initial Class | 50,917 | 2,604 | 48,313 | 36,127 | 15,169 | 20,958 |
| ING Index Solution 2035 Portfolio - Service Class | 17,611 | 486 | 17,125 | 5,887 | 182 | 5,705 |
| ING Index Solution 2035 Portfolio - Service 2 Class | 125,092 | 101,407 | 23,685 | 78,051 | 75,337 | 2,714 |
| ING Index Solution 2045 Portfolio - Initial Class | 18,096 | 1,134 | 16,962 | 2,781 | 1,021 | 1,760 |
| ING Index Solution 2045 Portfolio - Service Class | 17,635 | 208 | 17,427 | 925 | 14 | 911 |
| ING Index Solution 2045 Portfolio - Service 2 Class | 95,152 | 82,089 | 13,063 | 71,396 | 52,330 | 19,066 |

| | **Year Ended December 31** | | | | | |
| | **2013** | | | **2012** | | |
| | **Units Issued** | **Units Redeemed** | **Net Increase (Decrease)** | **Units Issued** | **Units Redeemed** | **Net Increase (Decrease)** |
|---|---|---|---|---|---|---|
| ING Partners, Inc. (continued): | | | | | | |
| ING Index Solution 2055 Portfolio - Initial Class | 8,386 | 90 | 8,296 | 1,721 | 124 | 1,597 |
| ING Index Solution 2055 Portfolio - Service Class | 11,383 | 11,639 | (256) | 11,769 | 1,516 | 10,253 |
| ING Index Solution 2055 Portfolio - Service 2 Class | 14,231 | 7,632 | 6,599 | 3,849 | 1,303 | 2,546 |
| ING Index Solution Income Portfolio - Initial Class | 769 | - | 769 | - | - | - |
| ING Index Solution Income Portfolio - Service Class | 5,896 | 31,963 | (26,067) | 32,409 | - | 32,409 |
| ING Index Solution Income Portfolio - Service 2 Class | 6,930 | 5,597 | 1,333 | 17,815 | 15,686 | 2,129 |
| ING Invesco Comstock Portfolio - Adviser Class | 1,657 | 1,933 | (276) | 1,967 | 3,238 | (1,271) |
| ING Invesco Comstock Portfolio - Service Class | 1,431,624 | 1,118,183 | 313,441 | 446,592 | 847,723 | (401,131) |
| ING Invesco Equity and Income Portfolio - Adviser Class | 2,199 | 6,498 | (4,299) | 917 | 2,007 | (1,090) |
| ING Invesco Equity and Income Portfolio - Initial Class | 2,614,530 | 4,223,656 | (1,609,126) | 1,719,834 | 3,196,512 | (1,476,678) |
| ING Invesco Equity and Income Portfolio - Service Class | 855 | 1,625 | (770) | 1,088 | 606 | 482 |
| ING JPMorgan Mid Cap Value Portfolio - Adviser Class | 2,864 | 7,538 | (4,674) | 1,289 | 2,587 | (1,298) |
| ING JPMorgan Mid Cap Value Portfolio - Initial Class | 315,751 | 30,476 | 285,275 | 90,643 | 1,038 | 89,605 |
| ING JPMorgan Mid Cap Value Portfolio - Service Class | 1,096,748 | 831,046 | 265,702 | 576,821 | 385,377 | 191,444 |
| ING Oppenheimer Global Portfolio - Adviser Class | 2,741 | 11,495 | (8,754) | 2,291 | 3,819 | (1,528) |
| ING Oppenheimer Global Portfolio - Initial Class | 4,099,694 | 7,003,366 | (2,903,672) | 3,853,300 | 7,723,403 | (3,870,103) |
| ING Oppenheimer Global Portfolio - Service Class | 8,770 | 7,016 | 1,754 | 8,904 | 6,074 | 2,830 |
| ING PIMCO Total Return Portfolio - Adviser Class | 4,853 | 47,043 | (42,190) | 8,610 | 14,681 | (6,071) |
| ING PIMCO Total Return Portfolio - Initial Class | 95,578 | 20,304 | 75,274 | 27,947 | 6,223 | 21,724 |
| ING PIMCO Total Return Portfolio - Service Class | 5,805,529 | 8,834,993 | (3,029,464) | 4,884,316 | 4,446,517 | 437,799 |
| ING Pioneer High Yield Portfolio - Initial Class | 2,199,760 | 1,662,356 | 537,404 | 704,247 | 627,449 | 76,798 |
| ING Pioneer High Yield Portfolio - Service Class | 36,798 | 27,818 | 8,980 | 23,381 | 22,583 | 798 |
| ING Solution 2015 Portfolio - Adviser Class | - | 2,164 | (2,164) | - | 1,366 | (1,366) |
| ING Solution 2015 Portfolio - Initial Class | 60,603 | 26,966 | 33,637 | 128,792 | 4,476 | 124,316 |
| ING Solution 2015 Portfolio - Service Class | 1,382,690 | 1,732,741 | (350,051) | 1,595,848 | 1,556,098 | 39,750 |
| ING Solution 2015 Portfolio - Service 2 Class | 364,225 | 463,007 | (98,782) | 536,560 | 922,271 | (385,711) |
| ING Solution 2025 Portfolio - Adviser Class | 1,126 | 92 | 1,034 | 753 | 1,523 | (770) |
| ING Solution 2025 Portfolio - Initial Class | 18,783 | 3,494 | 15,289 | 50,607 | 292 | 50,315 |

| | **Year Ended December 31** | | | | | |
| | **2013** | | | **2012** | | |
| | **Units Issued** | **Units Redeemed** | **Net Increase (Decrease)** | **Units Issued** | **Units Redeemed** | **Net Increase (Decrease)** |
|---|---|---|---|---|---|---|
| ING Partners, Inc. (continued): | | | | | | |
| ING Solution 2025 Portfolio - Service Class | 2,202,535 | 1,944,229 | 258,306 | 2,154,944 | 1,629,991 | 524,953 |
| ING Solution 2025 Portfolio - Service 2 Class | 465,269 | 664,957 | (199,688) | 683,477 | 1,191,591 | (508,114) |
| ING Solution 2035 Portfolio - Adviser Class | 56 | 7,192 | (7,136) | 219 | 10,271 | (10,052) |
| ING Solution 2035 Portfolio - Initial Class | 19,287 | 1,589 | 17,698 | 124,886 | 194 | 124,692 |
| ING Solution 2035 Portfolio - Service Class | 1,898,232 | 1,431,133 | 467,099 | 2,207,545 | 1,456,918 | 750,627 |
| ING Solution 2035 Portfolio - Service 2 Class | 484,750 | 760,667 | (275,917) | 726,263 | 1,005,253 | (278,990) |
| ING Solution 2045 Portfolio - Adviser Class | 24 | 2,464 | (2,440) | 44 | 1,310 | (1,266) |
| ING Solution 2045 Portfolio - Initial Class | 28,919 | 3,722 | 25,197 | 89,495 | 12,562 | 76,933 |
| ING Solution 2045 Portfolio - Service Class | 1,367,633 | 1,059,776 | 307,857 | 1,861,735 | 1,348,567 | 513,168 |
| ING Solution 2045 Portfolio - Service 2 Class | 375,592 | 743,675 | (368,083) | 490,131 | 777,390 | (287,259) |
| ING Solution 2055 Portfolio - Initial Class | 103 | 18 | 85 | 9,827 | - | 9,827 |
| ING Solution 2055 Portfolio - Service Class | 351,621 | 133,979 | 217,642 | 234,581 | 93,240 | 141,341 |
| ING Solution 2055 Portfolio - Service 2 Class | 67,105 | 57,511 | 9,594 | 28,883 | 17,479 | 11,404 |
| ING Solution Balanced Portfolio - Service Class | 117,950 | 42,045 | 75,905 | 69,871 | 43,691 | 26,180 |
| ING Solution Income Portfolio - Adviser Class | 2 | 3,788 | (3,786) | - | 5,700 | (5,700) |
| ING Solution Income Portfolio - Initial Class | 62,747 | 21,294 | 41,453 | 192,980 | - | 192,980 |
| ING Solution Income Portfolio - Service Class | 410,224 | 318,071 | 92,153 | 506,672 | 637,329 | (130,657) |
| ING Solution Income Portfolio - Service 2 Class | 57,663 | 121,108 | (63,445) | 85,606 | 153,525 | (67,919) |
| ING Solution Moderately Conservative Portfolio - Service Class | 149,927 | 63,338 | 86,589 | 107,191 | 86,576 | 20,615 |
| ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Adviser Class | 1,280 | 13,228 | (11,948) | 1,588 | 2,024 | (436) |
| ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class | 1,705,718 | 3,687,087 | (1,981,369) | 2,004,593 | 3,976,514 | (1,971,921) |
| ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class | 17,059 | 12,272 | 4,787 | 14,836 | 18,794 | (3,958) |
| ING T. Rowe Price Growth Equity Portfolio - Adviser Class | 4,101 | 10,921 | (6,820) | 3,373 | 12,112 | (8,739) |
| ING T. Rowe Price Growth Equity Portfolio - Initial Class | 3,038,143 | 3,251,128 | (212,985) | 3,623,596 | 3,346,796 | 276,800 |
| ING T. Rowe Price Growth Equity Portfolio - Service Class | 65,685 | 59,736 | 5,949 | 45,715 | 25,790 | 19,925 |
| ING Templeton Foreign Equity Portfolio - Adviser Class | 2,155 | 14,167 | (12,012) | 6,489 | 3,941 | 2,548 |
| ING Templeton Foreign Equity Portfolio - Initial Class | 2,028,234 | 2,887,775 | (859,541) | 3,997,550 | 2,632,117 | 1,365,433 |
| ING Templeton Foreign Equity Portfolio - Service Class | 2,183 | 548 | 1,635 | 37,814 | 21,462 | 16,352 |

| | **Year Ended December 31** | | | | | |
| | **2013** | | | **2012** | | |
| | **Units Issued** | **Units Redeemed** | **Net Increase (Decrease)** | **Units Issued** | **Units Redeemed** | **Net Increase (Decrease)** |
|---|---|---|---|---|---|---|
| ING Partners, Inc. (continued): | | | | | | |
| ING UBS U.S. Large Cap Equity Portfolio - Adviser Class | - | 6,988 | (6,988) | 79 | 1,696 | (1,617) |
| ING UBS U.S. Large Cap Equity Portfolio - Initial Class | - | 4,382,582 | (4,382,582) | 298,585 | 774,879 | (476,294) |
| ING UBS U.S. Large Cap Equity Portfolio - Service Class | - | 1,601 | (1,601) | 684 | 1,018 | (334) |
| ING Series Fund, Inc.: | | | | | | |
| ING Core Equity Research Fund - Class A | 2,755 | 6,458 | (3,703) | 5,079 | 6,868 | (1,789) |
| ING Strategic Allocation Portfolios, Inc.: | | | | | | |
| ING Strategic Allocation Conservative Portfolio - Class I | 798,223 | 775,820 | 22,403 | 462,005 | 583,913 | (121,908) |
| ING Strategic Allocation Growth Portfolio - Class I | 702,924 | 783,901 | (80,977) | 535,864 | 828,605 | (292,741) |
| ING Strategic Allocation Moderate Portfolio - Class I | 760,611 | 956,915 | (196,304) | 748,449 | 968,717 | (220,268) |
| ING Variable Funds: | | | | | | |
| ING Growth and Income Portfolio - Class A | 59,211 | 18,831 | 40,380 | 2,095 | 19,964 | (17,869) |
| ING Growth and Income Portfolio - Class I | 10,208,654 | 10,332,531 | (123,877) | 1,864,713 | 7,232,016 | (5,367,303) |
| ING Growth and Income Portfolio - Class S | 14,023 | 535,211 | (521,188) | 608,021 | 812,449 | (204,428) |
| ING Variable Insurance Trust: | | | | | | |
| ING GET U.S. Core Portfolio - Series 11 | - | 577 | (577) | - | 2,390 | (2,390) |
| ING Variable Portfolios, Inc.: | | | | | | |
| ING BlackRock Science and Technology Opportunities Portfolio - Adviser Class | - | 195 | (195) | - | 67 | (67) |
| ING BlackRock Science and Technology Opportunities Portfolio - Class I | - | 8,546,523 | (8,546,523) | 2,266,985 | 3,099,304 | (832,319) |
| ING Index Plus LargeCap Portfolio - Class I | 2,479,821 | 3,444,120 | (964,299) | 1,493,118 | 2,945,083 | (1,451,965) |
| ING Index Plus LargeCap Portfolio - Class S | 273 | 9,952 | (9,679) | 2,806 | 8,454 | (5,648) |
| ING Index Plus MidCap Portfolio - Class I | 2,671,717 | 3,399,202 | (727,485) | 2,848,417 | 3,864,188 | (1,015,771) |
| ING Index Plus MidCap Portfolio - Class S | 1,032 | 1,811 | (779) | 3,212 | 8,325 | (5,113) |
| ING Index Plus SmallCap Portfolio - Class I | 2,542,981 | 2,574,977 | (31,996) | 1,021,367 | 1,743,724 | (722,357) |
| ING Index Plus SmallCap Portfolio - Class S | 501 | 1,263 | (762) | 2,033 | 4,264 | (2,231) |
| ING International Index Portfolio - Class I | 1,003,360 | 826,945 | 176,415 | 596,218 | 593,093 | 3,125 |
| ING International Index Portfolio - Class S | - | 5 | (5) | 10 | 225 | (215) |
| ING Russell™ Large Cap Growth Index Portfolio - Class I | 483,380 | 467,527 | 15,853 | 328,006 | 148,739 | 179,267 |
| ING Russell™ Large Cap Growth Index Portfolio - Class S | 10,839 | 2,252 | 8,587 | 36,515 | 41,596 | (5,081) |
| ING Russell™ Large Cap Index Portfolio - Class I | 1,096,770 | 602,168 | 494,602 | 1,422,438 | 726,377 | 696,061 |
| ING Russell™ Large Cap Index Portfolio - Class S | 29,852 | 23,492 | 6,360 | 3,677 | 331 | 3,346 |

| | Year Ended December 31 | | | | | |
| | 2013 | | | 2012 | | |
| | Units Issued | Units Redeemed | Net Increase (Decrease) | Units Issued | Units Redeemed | Net Increase (Decrease) |
|---|---|---|---|---|---|---|
| ING Variable Portfolios, Inc. (continued): | | | | | | |
| ING Russell™ Large Cap Value Index Portfolio - Class I | 18,301 | 16,621 | 1,680 | 4,404 | 1,478 | 2,926 |
| ING Russell™ Large Cap Value Index Portfolio - Class S | 179,178 | 131,033 | 48,145 | 130,689 | 81,565 | 49,124 |
| ING Russell™ Mid Cap Growth Index Portfolio - Class S | 127,573 | 94,174 | 33,399 | 143,041 | 153,238 | (10,197) |
| ING Russell™ Mid Cap Index Portfolio - Class I | 1,380,864 | 546,960 | 833,904 | 2,104,354 | 879,247 | 1,225,107 |
| ING Russell™ Small Cap Index Portfolio - Class I | 702,634 | 314,926 | 387,708 | 731,375 | 329,820 | 401,555 |
| ING Small Company Portfolio - Class I | 1,286,764 | 1,544,442 | (257,678) | 744,340 | 1,078,339 | (333,999) |
| ING Small Company Portfolio - Class S | 1,103 | 349 | 754 | 1,283 | 1,431 | (148) |
| ING U.S. Bond Index Portfolio - Class I | 341,881 | 502,541 | (160,660) | 676,131 | 532,536 | 143,595 |
| ING Variable Products Trust: | | | | | | |
| ING International Value Portfolio - Class I | 1,664,318 | 2,014,599 | (350,281) | 2,501,787 | 3,424,829 | (923,042) |
| ING International Value Portfolio - Class S | 334 | 3,231 | (2,897) | 1,704 | 4,501 | (2,797) |
| ING MidCap Opportunities Portfolio - Class I | 3,543,945 | 1,146,825 | 2,397,120 | 1,174,727 | 500,342 | 674,385 |
| ING MidCap Opportunities Portfolio - Class S | 37,234 | 85,607 | (48,373) | 46,405 | 88,765 | (42,360) |
| ING SmallCap Opportunities Portfolio - Class I | 944,352 | 801,039 | 143,313 | 777,668 | 483,236 | 294,432 |
| ING SmallCap Opportunities Portfolio - Class S | 723 | 840 | (117) | 368 | 1,547 | (1,179) |
| Janus Aspen Series: | | | | | | |
| Janus Aspen Series Balanced Portfolio - Institutional Shares | 305 | 1,450 | (1,145) | 291 | 166 | 125 |
| Janus Aspen Series Enterprise Portfolio - Institutional Shares | 548 | 3,919 | (3,371) | 1,636 | 2,038 | (402) |
| Janus Aspen Series Flexible Bond Portfolio - Institutional Shares | 55 | 76 | (21) | 190 | 1,208 | (1,018) |
| Janus Aspen Series Global Research Portfolio - Institutional Shares | 406 | 806 | (400) | 826 | 845 | (19) |
| Janus Aspen Series Janus Portfolio - Institutional Shares | 69 | 559 | (490) | 385 | 219 | 166 |
| JPMorgan Trust II: | | | | | | |
| JPMorgan Government Bond Fund - Select Class | 55,398 | 31,099 | 24,299 | 966 | 1 | 965 |
| Lazard Funds, Inc.: | | | | | | |
| Lazard Emerging Markets Equity Portfolio - Open Shares | 1 | - | 1 | - | - | - |
| Lazard U.S. Mid Cap Equity Portfolio - Open Shares | 60,833 | 292,959 | (232,126) | 713,029 | 593,589 | 119,440 |
| LKCM Funds: | | | | | | |
| LKCM Aquinas Growth Fund | 3,665 | 4,567 | (902) | 3,634 | 1,967 | 1,667 |
| Loomis Sayles Funds I: | | | | | | |
| Loomis Sayles Small Cap Value Fund - Retail Class | 253,102 | 169,689 | 83,413 | 317,956 | 147,757 | 170,199 |

| | Year Ended December 31 | | | | | |
|---|---|---|---|---|---|---|
| | **2013** | | | **2012** | | |
| | **Units Issued** | **Units Redeemed** | **Net Increase (Decrease)** | **Units Issued** | **Units Redeemed** | **Net Increase (Decrease)** |
| Lord Abbett Developing Growth Fund, Inc.: | | | | | | |
| Lord Abbett Developing Growth Fund - Class A | 8,023 | 3,310 | 4,713 | 9,570 | 8,962 | 608 |
| Lord Abbett Investment Trust: | | | | | | |
| Lord Abbett Core Fixed Income Fund - Class A | 6,265 | 7,382 | (1,117) | 794 | 256 | 538 |
| Lord Abbett Mid Cap Stock Fund, Inc.: | | | | | | |
| Lord Abbett Mid Cap Stock Fund - Class A | 12,129 | 25,285 | (13,156) | 25,682 | 64,596 | (38,914) |
| Lord Abbett Research Fund, Inc.: | | | | | | |
| Lord Abbett SmallCap Value Fund - Class A | 42,451 | 47,371 | (4,920) | 4,580 | 7,532 | (2,952) |
| Lord Abbett Securities Trust: | | | | | | |
| Lord Abbett Fundamental Equity Fund - Class A | 5,550 | 2,667 | 2,883 | 10,434 | 1,948 | 8,486 |
| Lord Abbett Series Fund, Inc.: | | | | | | |
| Lord Abbett Series Fund MidCap Stock Portfolio - Class VC | 1,291,278 | 2,174,896 | (883,618) | 2,105,814 | 2,584,195 | (478,381) |
| MainStay Funds: | | | | | | |
| MainStay Large Cap Growth Fund - Class R3 | 4,351 | 1,205 | 3,146 | 34,696 | 4,158 | 30,538 |
| Massachusetts Investors Growth Stock Fund: | | | | | | |
| Massachusetts Investors Growth Stock Fund - Class A | 12,232 | 27,089 | (14,857) | 41,546 | 25,747 | 15,799 |
| Metropolitan West Funds: | | | | | | |
| Metropolitan West Total Return Bond Fund - Class M Shares | 374,933 | 16,444 | 358,489 | - | - | - |
| Neuberger Berman Equity Funds®: | | | | | | |
| Neuberger Berman Genesis Fund - Trust Class | 10,586 | 6,789 | 3,797 | 6,086 | 4,362 | 1,724 |
| Neuberger Berman Socially Responsive Fund - Trust Class | 463,321 | 312,026 | 151,295 | 249,950 | 472,913 | (222,963) |
| New Perspective Fund: | | | | | | |
| New Perspective Fund - Class R-3 | 47,372 | 59,452 | (12,080) | 57,483 | 171,732 | (114,249) |
| New Perspective Fund - Class R-4 | 1,143,245 | 952,810 | 190,435 | 2,373,994 | 1,942,250 | 431,744 |
| Oppenheimer Capital Appreciation Fund: | | | | | | |
| Oppenheimer Capital Appreciation Fund - Class A | 1,018 | 38,472 | (37,454) | 48,708 | 42,937 | 5,771 |
| Oppenheimer Developing Markets Fund: | | | | | | |
| Oppenheimer Developing Markets Fund - Class A | 797,261 | 1,059,680 | (262,419) | 1,360,369 | 1,801,873 | (441,504) |
| Oppenheimer Developing Markets Fund - Class Y | 573,424 | 500,822 | 72,602 | 3,385,861 | 137,536 | 3,248,325 |

| | **Year Ended December 31** | | | | | |
| | **2013** | | | **2012** | | |
| | **Units Issued** | **Units Redeemed** | **Net Increase (Decrease)** | **Units Issued** | **Units Redeemed** | **Net Increase (Decrease)** |
|---|---|---|---|---|---|---|
| Oppenheimer Gold & Special Minerals Fund: | | | | | | |
| Oppenheimer Gold & Special Minerals Fund - Class A | 2,087 | 962 | 1,125 | 2,804 | 1,955 | 849 |
| Oppenheimer International Bond Fund: | | | | | | |
| Oppenheimer International Bond Fund - Class A | 11,470 | 9,752 | 1,718 | 8,544 | 10,109 | (1,565) |
| Oppenheimer Variable Account Funds: | | | | | | |
| Oppenheimer Discovery Mid Cap Growth Fund/VA | 24,591 | 25,346 | (755) | 3,344 | 676 | 2,668 |
| Oppenheimer Global Fund/VA | 292 | 1,027 | (735) | 271 | 1,127 | (856) |
| Oppenheimer Global Strategic Income Fund/VA | 10 | 460 | (450) | 23 | 489 | (466) |
| Oppenheimer Main Street Fund®/VA | 24,090 | 24,847 | (757) | 7 | 819 | (812) |
| Oppenheimer Main Street Small Cap Fund®/VA | 685,901 | 237,022 | 448,879 | 182,436 | 175,408 | 7,028 |
| Parnassus Income Funds: | | | | | | |
| Parnassus Equity Income Fund - Investor Shares | 543,334 | 55,509 | 487,825 | 56,142 | 162 | 55,980 |
| Pax World Funds Series Trust I: | | | | | | |
| Pax World Balanced Fund - Individual Investor Class | 478,588 | 743,423 | (264,835) | 648,309 | 1,109,169 | (460,860) |
| PIMCO Variable Insurance Trust: | | | | | | |
| PIMCO Real Return Portfolio - Administrative Class | 2,311,845 | 8,263,260 | (5,951,415) | 7,939,234 | 5,360,948 | 2,578,286 |
| Pioneer Equity Income Fund: | | | | | | |
| Pioneer Equity Income Fund - Class Y | 276,640 | 29,298 | 247,342 | 113,259 | 2,560 | 110,699 |
| Pioneer High Yield Fund: | | | | | | |
| Pioneer High Yield Fund - Class A | 43,130 | 68,700 | (25,570) | 49,789 | 219,656 | (169,867) |
| Pioneer Strategic Income Fund: | | | | | | |
| Pioneer Strategic Income Fund - Class A | 21,734 | 35,878 | (14,144) | 106,789 | 5,311 | 101,478 |
| Pioneer Variable Contracts Trust: | | | | | | |
| Pioneer Emerging Markets VCT Portfolio - Class I | 383,906 | 677,040 | (293,134) | 469,378 | 887,029 | (417,651) |
| Pioneer High Yield VCT Portfolio - Class I | 467,074 | 460,587 | 6,487 | 514,040 | 462,880 | 51,160 |
| RiverSource® Investment Series, Inc.: | | | | | | |
| Columbia Diversified Equity Income Fund - Class K | 37,307 | 19,214 | 18,093 | 299,485 | 248,165 | 51,320 |
| The Royce Fund: | | | | | | |
| Royce Total Return Fund - K Class | 11 | 1 | 10 | 179 | 90 | 89 |
| SmallCap World Fund, Inc.: | | | | | | |
| SMALLCAP World Fund® - Class R-4 | 449,256 | 302,914 | 146,342 | 364,129 | 373,316 | (9,187) |

| | Year Ended December 31 | | | | | |
| --- | --- | --- | --- | --- | --- | --- |
| | **2013** | | | **2012** | | |
| | **Units Issued** | **Units Redeemed** | **Net Increase (Decrease)** | **Units Issued** | **Units Redeemed** | **Net Increase (Decrease)** |
| T. Rowe Price Mid-Cap Value Fund, Inc.: | | | | | | |
| T. Rowe Price Mid-Cap Value Fund - R Class | 28,854 | 32,951 | (4,097) | 5,500 | 3,360 | 2,140 |
| T. Rowe Price Value Fund, Inc.: | | | | | | |
| T. Rowe Price Value Fund - Advisor Class | 4,462 | 5,706 | (1,244) | 5,070 | 3,279 | 1,791 |
| Templeton Funds, Inc.: | | | | | | |
| Templeton Foreign Fund - Class A | 45,381 | 28,249 | 17,132 | 22,080 | 29,530 | (7,450) |
| Templeton Income Trust: | | | | | | |
| Templeton Global Bond Fund - Advisor Class | 1,033,930 | 834,841 | 199,089 | 3,638,576 | 131,445 | 3,507,131 |
| Templeton Global Bond Fund - Class A | 1,873,499 | 2,221,855 | (348,356) | 2,976,521 | 4,055,644 | (1,079,123) |
| Thornburg Investment Trust: | | | | | | |
| Thornburg International Value Fund - Class R4 | 3,353 | 2,872 | 481 | 3,459 | 5,895 | (2,436) |
| USAA Investment Trust: | | | | | | |
| USAA Precious Metals and Minerals Fund - Adviser Shares | 1,710,752 | 930,410 | 780,342 | 1,020,359 | 509,694 | 510,665 |
| Vanguard® Variable Insurance Fund: | | | | | | |
| Diversified Value Portfolio | 216 | 445 | (229) | 237 | 778 | (541) |
| Equity Income Portfolio | 15,975 | 32,680 | (16,705) | 12,746 | 9,368 | 3,378 |
| Small Company Growth Portfolio | 458 | 1,041 | (583) | 547 | 5,463 | (4,916) |
| The Victory Portfolios: | | | | | | |
| Victory Small Company Opportunity Fund - Class R | 269 | 85 | 184 | 926 | 120 | 806 |
| Wanger Advisors Trust: | | | | | | |
| Wanger International | 1,303,795 | 866,986 | 436,809 | 1,884,798 | 1,522,652 | 362,146 |
| Wanger Select | 580,916 | 1,221,499 | (640,583) | 1,455,262 | 2,054,625 | (599,363) |
| Wanger USA | 736,330 | 800,037 | (63,707) | 2,142,008 | 1,646,399 | 495,609 |
| Washington Mutual Investors Fund: | | | | | | |
| Washington Mutual Investors Fund - Class R-3 | 90,485 | 147,537 | (57,052) | 113,020 | 156,742 | (43,722) |
| Washington Mutual Investors Fund - Class R-4 | 1,320,301 | 1,614,505 | (294,204) | 1,506,976 | 1,712,256 | (205,280) |
| Wells Fargo Funds Trust: | | | | | | |
| Wells Fargo Advantage Small Cap Value Fund - Class A | 1,847 | 4,465 | (2,618) | 2,486 | 1,368 | 1,118 |
| Wells Fargo Advantage Special Small Cap Value Fund - Class A | 444,058 | 733,586 | (289,528) | 549,994 | 787,628 | (237,634) |

## 8. Financial Highlights

A summary of unit values, units outstanding, and net assets for variable annuity Contracts, expense ratios, excluding expenses of underlying funds, investment income ratios, and total return for the years ended December 31, 2013, 2012, 2011, 2010, and 2009, follows:

| | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | | | Total Return[C] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Invesco Mid Cap Core Equity Fund - Class A** | | | | | | | | | | | | | |
| 2013 | 246 | $17.35 | to | $21.65 | $ | 4,574 | - | 0.15% | to | 1.70% | 27.06% | to | 28.99% |
| 2012 | 314 | $13.63 | to | $16.93 | $ | 4,552 | 0.51% | 0.00% | to | 1.70% | 8.48% | to | 10.43% |
| 2011 | 371 | $12.54 | to | $15.49 | $ | 4,891 | - | 0.00% | to | 1.70% | -7.81% | to | -6.25% |
| 2010 | 361 | $13.57 | to | $16.69 | $ | 5,115 | 0.08% | 0.00% | to | 1.70% | 10.66% | to | 12.54% |
| 2009 | 179 | $12.24 | to | $14.98 | $ | 2,312 | 0.16% | 0.00% | to | 1.60% | 28.13% | to | 29.73% |
| **Invesco Small Cap Growth Fund - Class A** | | | | | | | | | | | | | |
| 2013 | 2 | | $22.97 | | $ | 38 | - | | 1.00% | | | 38.54% | |
| 2012 | 2 | | $16.58 | | $ | 26 | - | | 1.00% | | | 17.17% | |
| 2011 | 2 | | $14.15 | | $ | 32 | - | | 1.00% | | | -2.28% | |
| 2010 | 3 | | $14.48 | | $ | 42 | - | | 1.00% | | | 25.04% | |
| 2009 | 3 | | $11.58 | | $ | 31 | - | | 1.00% | | | 33.26% | |
| **Invesco International Growth Fund - Class R5** | | | | | | | | | | | | | |
| 2013 | 18 | | $12.08 | | $ | 217 | 2.43% | | 0.95% | | | 17.97% | |
| 2012 | 3 | | $10.24 | | $ | 30 | (d) | | 0.95% | | | (d) | |
| 2011 | (d) | | (d) | | | (d) | (d) | | (d) | | | (d) | |
| 2010 | (d) | | (d) | | | (d) | (d) | | (d) | | | (d) | |
| 2009 | (d) | | (d) | | | (d) | (d) | | (d) | | | (d) | |
| **Invesco Endeavor Fund - Class A** | | | | | | | | | | | | | |
| 2013 | 3 | $17.86 | to | $18.53 | $ | 63 | - | 0.45% | to | 1.40% | 26.22% | to | 27.44% |
| 2012 | 2 | $14.15 | to | $14.54 | $ | 36 | (f) | 0.45% | to | 1.40% | | (f) | |
| 2011 | - | | $12.26 | | | - | (c) | | 0.75% | | | (c) | |
| 2010 | (c) | | (c) | | | (c) | (c) | | (c) | | | (c) | |
| 2009 | (c) | | (c) | | | (c) | (c) | | (c) | | | (c) | |

| | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | | | Total Return[C] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Invesco Global Health Care Fund - Investor Class** | | | | | | | | | | | | | |
| 2013 | 6 | $54.35 | to | $59.17 | $ | 356 | 0.34% | 0.50% | to | 1.50% | 40.40% | to | 41.83% |
| 2012 | 6 | $38.71 | to | $41.72 | $ | 234 | 0.49% | 0.50% | to | 1.50% | 18.96% | to | 20.16% |
| 2011 | 5 | $32.54 | to | $34.72 | $ | 176 | 0.56% | 0.50% | to | 1.50% | 3.00% | to | 3.49% |
| 2010 | 6 | $31.62 | to | $33.40 | $ | 183 | - | 0.55% | to | 1.55% | 3.00% | to | 4.05% |
| 2009 | 5 | $30.63 | to | $32.10 | $ | 164 | - | 0.55% | to | 1.60% | 25.43% | to | 26.73% |
| **Invesco Small Cap Value Fund - Class A** | | | | | | | | | | | | | |
| 2013 | 12 | $25.07 | to | $26.95 | $ | 318 | - | 0.20% | to | 1.75% | 41.72% | to | 43.25% |
| 2012 | 8 | $17.69 | to | $18.65 | $ | 141 | - | 0.30% | to | 1.75% | 20.42% | to | 22.13% |
| 2011 | 5 | $14.69 | to | $15.27 | $ | 82 | - | 0.30% | to | 1.75% | -9.82% | to | -8.45% |
| 2010 | 7 | $16.29 | to | $16.68 | $ | 120 | - | 0.30% | to | 1.75% | | - | |
| 2009 | 6 | | $12.91 | | $ | 72 | (a) | | 0.45% | | | (a) | |
| **Invesco V.I. American Franchise Fund - Series I Shares** | | | | | | | | | | | | | |
| 2013 | 698 | $13.50 | to | $50.84 | $ | 26,065 | 0.42% | 0.00% | to | 1.50% | 38.04% | to | 40.13% |
| 2012 | 702 | $9.77 | to | $36.28 | $ | 19,755 | (d) | 0.00% | to | 1.50% | | (d) | |
| 2011 | (d) | | (d) | | | (d) | (d) | | (d) | | | (d) | |
| 2010 | (d) | | (d) | | | (d) | (d) | | (d) | | | (d) | |
| 2009 | (d) | | (d) | | | (d) | (d) | | (d) | | | (d) | |
| **Invesco V.I. Core Equity Fund - Series I Shares** | | | | | | | | | | | | | |
| 2013 | 2,807 | $11.63 | to | $20.68 | $ | 40,151 | 1.40% | 0.00% | to | 1.95% | 26.73% | to | 29.22% |
| 2012 | 3,096 | $9.11 | to | $16.08 | $ | 34,682 | 0.97% | 0.00% | to | 1.95% | 11.59% | to | 13.87% |
| 2011 | 3,494 | $8.08 | to | $14.19 | $ | 34,790 | 0.97% | 0.00% | to | 1.95% | | -2.01% | |
| 2010 | 3,820 | $8.17 | to | $14.12 | $ | 38,408 | 0.94% | 0.00% | to | 1.95% | 7.44% | to | 9.68% |
| 2009 | 4,159 | $7.53 | to | $12.96 | $ | 38,603 | 1.79% | 0.00% | to | 1.95% | 25.79% | to | 28.38% |
| **Alger Capital Appreciation Fund - Class A** | | | | | | | | | | | | | |
| 2013 | 39 | $18.13 | to | $18.75 | $ | 723 | - | 0.25% | to | 1.10% | 34.20% | to | 34.60% |
| 2012 | 35 | $13.55 | to | $13.93 | $ | 492 | (d) | 0.25% | to | 1.20% | | (d) | |
| 2011 | (d) | | (d) | | | (d) | (d) | | (d) | | | (d) | |
| 2010 | (d) | | (d) | | | (d) | (d) | | (d) | | | (d) | |
| 2009 | (d) | | (d) | | | (d) | (d) | | (d) | | | (d) | |

| | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | | | Total Return[C] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Alger Green Fund - Class A** | | | | | | | | | | | | | |
| 2013 | 209 | $12.42 | to | $20.99 | $ | 4,212 | - | 0.00% | to | 1.50% | 32.75% | to | 34.72% |
| 2012 | 135 | $9.35 | to | $15.58 | $ | 2,030 | 0.16% | 0.00% | to | 1.50% | 13.20% | to | 14.90% |
| 2011 | 123 | $8.25 | to | $13.56 | $ | 1,622 | - | 0.00% | to | 1.50% | -6.66% | to | -5.24% |
| 2010 | 114 | $8.90 | to | $14.36 | $ | 1,614 | - | 0.00% | to | 1.50% | 7.97% | to | 9.57% |
| 2009 | 91 | $8.26 | to | $13.24 | $ | 1,064 | (a) | 0.00% | to | 1.50% | | (a) | |
| **AllianceBernstein Growth and Income Fund, Inc. - Class A** | | | | | | | | | | | | | |
| 2013 | 11 | $16.81 | to | $17.66 | $ | 183 | 0.52% | 0.60% | to | 1.10% | 32.89% | to | 33.48% |
| 2012 | 16 | $12.65 | to | $13.23 | $ | 201 | 1.07% | 0.60% | to | 1.10% | 16.16% | to | 16.87% |
| 2011 | 16 | $10.71 | to | $11.32 | $ | 172 | 1.10% | 0.60% | to | 1.30% | 4.18% | to | 4.91% |
| 2010 | 18 | $10.14 | to | $10.79 | $ | 191 | 0.52% | 0.60% | to | 1.50% | 11.39% | to | 12.40% |
| 2009 | 21 | $9.07 | to | $9.60 | $ | 196 | 1.17% | 0.60% | to | 1.55% | 19.03% | to | 20.15% |
| **AllianceBernstein Growth and Income Portfolio - Class A** | | | | | | | | | | | | | |
| 2013 | 38 | $17.76 | to | $17.93 | $ | 674 | 1.04% | 1.15% | to | 1.25% | 33.23% | to | 33.41% |
| 2012 | 36 | $13.33 | to | $13.44 | $ | 476 | 1.69% | 1.15% | to | 1.25% | 16.11% | to | 16.16% |
| 2011 | 41 | $11.48 | to | $11.57 | $ | 473 | 1.29% | 1.15% | to | 1.25% | 5.03% | to | 5.18% |
| 2010 | 42 | $10.93 | to | $11.11 | $ | 457 | - | 1.00% | to | 1.25% | 11.64% | to | 12.00% |
| 2009 | 44 | $9.79 | to | $9.92 | $ | 434 | 3.98% | 1.00% | to | 1.25% | 19.39% | to | 19.52% |
| **AllianzGI NFJ Dividend Value Fund - Class A** | | | | | | | | | | | | | |
| 2013 | 12 | $20.05 | to | $20.33 | $ | 246 | 2.21% | 0.70% | to | 1.00% | 27.38% | to | 27.78% |
| 2012 | 13 | $15.74 | to | $15.91 | $ | 206 | 2.60% | 0.70% | to | 1.00% | | 12.83% | |
| 2011 | 13 | $13.95 | to | $14.03 | $ | 179 | 2.29% | 0.80% | to | 1.00% | | 2.05% | |
| 2010 | 19 | $13.67 | to | $13.74 | $ | 258 | 3.06% | 0.70% | to | 1.00% | | 11.96% | |
| 2009 | 11 | | $12.21 | | $ | 134 | (a) | | 1.00% | | | (a) | |
| **AllianzGI NFJ Large-Cap Value Fund - Institutional Class** | | | | | | | | | | | | | |
| 2013 | 2 | | $11.85 | | $ | 25 | 3.33% | | 0.80% | | | 31.67% | |
| 2012 | 4 | | $9.00 | | $ | 35 | 2.58% | | 0.80% | | | 13.21% | |
| 2011 | 374 | $7.95 | to | $8.19 | $ | 3,063 | 2.91% | 0.00% | to | 0.80% | 1.02% | to | 1.87% |
| 2010 | 234 | $7.78 | to | $8.04 | $ | 1,879 | 2.62% | 0.00% | to | 1.25% | 11.30% | to | 12.76% |
| 2009 | 165 | $6.99 | to | $7.13 | $ | 1,179 | 3.07% | 0.00% | to | 1.25% | 14.78% | to | 16.12% |

| | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | | | Total Return[C] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **AllianzGI NFJ Small-Cap Value Fund - Class A** | | | | | | | | | | | | | |
| 2013 | 23 | $24.05 | to | $26.82 | $ | 584 | 1.22% | 0.55% | to | 1.65% | 29.37% | to | 30.83% |
| 2012 | 20 | $18.59 | to | $20.50 | $ | 400 | 1.26% | 0.55% | to | 1.65% | 8.52% | to | 9.74% |
| 2011 | 22 | $17.13 | to | $18.68 | $ | 395 | 1.51% | 0.55% | to | 1.65% | 0.47% | to | 1.52% |
| 2010 | 22 | $17.05 | to | $18.40 | $ | 398 | 1.04% | 0.55% | to | 1.65% | 22.84% | to | 24.05% |
| 2009 | 39 | $13.88 | to | $14.77 | $ | 563 | 2.22% | 0.60% | to | 1.65% | 22.70% | to | 23.19% |
| **Amana Growth Fund** | | | | | | | | | | | | | |
| 2013 | 2,537 | $13.97 | to | $19.22 | $ | 39,761 | 0.61% | 0.00% | to | 1.65% | 20.84% | to | 22.89% |
| 2012 | 2,780 | $11.55 | to | $15.64 | $ | 35,389 | 0.28% | 0.00% | to | 1.65% | 9.54% | to | 11.18% |
| 2011 | 2,411 | $10.54 | to | $14.07 | $ | 27,822 | 0.10% | 0.00% | to | 1.60% | -3.30% | to | -1.81% |
| 2010 | 1,503 | $10.90 | to | $14.33 | $ | 18,000 | 0.03% | 0.00% | to | 1.65% | 14.12% | to | 47.13% |
| 2009 | 546 | $9.55 | to | $12.44 | $ | 5,651 | - | 0.00% | to | 1.50% | | 32.34% | |
| **Amana Income Fund** | | | | | | | | | | | | | |
| 2013 | 4,314 | $15.07 | to | $19.47 | $ | 72,426 | 1.58% | 0.00% | to | 1.65% | 27.55% | to | 29.71% |
| 2012 | 3,978 | $11.79 | to | $15.12 | $ | 51,965 | 1.71% | 0.00% | to | 1.65% | -9.31% | to | 9.67% |
| 2011 | 3,336 | $10.92 | to | $13.94 | $ | 40,417 | 1.63% | 0.00% | to | 1.50% | 0.45% | to | 1.99% |
| 2010 | 2,466 | $10.87 | to | $13.81 | $ | 29,407 | 1.54% | 0.00% | to | 1.55% | 10.51% | to | 35.39% |
| 2009 | 976 | $9.83 | to | $12.44 | $ | 10,356 | 1.23% | 0.00% | to | 1.55% | | 23.52% | |
| **American Balanced Fund® - Class R-3** | | | | | | | | | | | | | |
| 2013 | 415 | $16.00 | to | $18.65 | $ | 7,353 | 1.39% | 0.00% | to | 1.55% | 19.49% | to | 21.34% |
| 2012 | 396 | $13.39 | to | $15.37 | $ | 5,771 | 1.67% | 0.00% | to | 1.55% | 12.05% | to | 13.85% |
| 2011 | 446 | $11.95 | to | $13.50 | $ | 5,726 | 1.88% | 0.00% | to | 1.55% | 1.96% | to | 3.45% |
| 2010 | 497 | $11.72 | to | $13.05 | $ | 6,178 | 1.82% | 0.00% | to | 1.55% | 11.01% | to | 12.69% |
| 2009 | 524 | $10.63 | to | $11.58 | $ | 5,796 | 2.47% | 0.00% | to | 1.45% | 18.97% | to | 20.75% |
| **American Century Inflation-Adjusted Bond Fund - Investor Class** | | | | | | | | | | | | | |
| 2013 | 2,767 | $11.41 | to | $12.46 | $ | 32,860 | 1.18% | 0.00% | to | 1.90% | -10.79% | to | -9.12% |
| 2012 | 4,134 | $12.79 | to | $13.71 | $ | 54,588 | 2.39% | 0.00% | to | 1.90% | 4.66% | to | 6.69% |
| 2011 | 3,484 | $12.22 | to | $12.85 | $ | 43,588 | 3.98% | 0.00% | to | 1.90% | 10.89% | to | 13.02% |
| 2010 | 1,607 | $11.02 | to | $11.37 | $ | 17,967 | 2.49% | 0.00% | to | 1.90% | 3.75% | to | 5.47% |
| 2009 | 846 | $10.67 | to | $10.78 | $ | 9,060 | (a) | 0.00% | to | 1.65% | | (a) | |

| | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | | | Total Return[C] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **American Century Income & Growth Fund - A Class** | | | | | | | | | | | | | |
| 2013 | 624 | $15.41 | to | $49.43 | $ | 9,649 | 2.07% | 0.75% | to | 1.20% | 33.77% | to | 34.36% |
| 2012 | 552 | $11.52 | to | $36.79 | $ | 6,374 | 1.95% | 0.75% | to | 1.10% | 13.05% | to | 13.17% |
| 2011 | 523 | $10.19 | to | $31.52 | $ | 5,331 | 1.36% | | 1.00% | | 1.70% | to | 1.71% |
| 2010 | 509 | $10.02 | to | $30.99 | $ | 5,100 | 1.15% | | 1.00% | | 12.69% | to | 12.71% |
| 2009 | 523 | $8.89 | to | $27.50 | $ | 4,656 | 1.84% | | 1.00% | | 16.36% | to | 16.43% |
| **Fundamental Investors - Class R-3** | | | | | | | | | | | | | |
| 2013 | 143 | $12.71 | to | $13.88 | $ | 1,936 | 1.15% | 0.00% | to | 1.55% | 29.04% | to | 31.07% |
| 2012 | 116 | $9.85 | to | $10.59 | $ | 1,203 | 1.05% | 0.00% | to | 1.55% | 14.94% | to | 16.89% |
| 2011 | 123 | $8.57 | to | $9.06 | $ | 1,093 | 1.48% | 0.00% | to | 1.55% | -3.71% | to | -2.27% |
| 2010 | 87 | $8.90 | to | $9.27 | $ | 793 | 1.08% | 0.00% | to | 1.55% | 12.17% | to | 13.42% |
| 2009 | 63 | $7.97 | to | $8.12 | $ | 505 | 0.77% | 0.25% | to | 1.40% | 31.09% | to | 32.35% |
| **Fundamental Investors - Class R-4** | | | | | | | | | | | | | |
| 2013 | 3,811 | $12.97 | to | $14.11 | $ | 51,196 | 1.37% | 0.00% | to | 1.50% | 29.57% | to | 31.50% |
| 2012 | 3,619 | $10.01 | to | $10.73 | $ | 37,284 | 1.30% | 0.00% | to | 1.50% | 15.32% | to | 17.01% |
| 2011 | 3,649 | $8.68 | to | $9.17 | $ | 32,351 | 1.71% | 0.00% | to | 1.50% | -3.34% | to | -1.93% |
| 2010 | 3,501 | $8.98 | to | $9.35 | $ | 31,928 | 1.44% | 0.00% | to | 1.50% | 12.25% | to | 14.02% |
| 2009 | 2,700 | $8.00 | to | $8.20 | $ | 21,781 | 1.62% | 0.00% | to | 1.50% | 31.36% | to | 33.33% |
| **American Funds American Mutual Fund® - Class R-4** | | | | | | | | | | | | | |
| 2013 | 59 | $14.60 | to | $15.24 | $ | 888 | 1.90% | 0.00% | to | 1.40% | 26.08% | to | 26.92% |
| 2012 | 5 | $11.58 | to | $11.74 | $ | 61 | 2.99% | 0.75% | to | 1.40% | 10.60% | to | 11.39% |
| 2011 | 1 | $10.47 | to | $10.54 | $ | 6 | (c) | 0.75% | to | 1.40% | | (c) | |
| 2010 | (c) | (c) | | | | (c) | (c) | | (c) | | | (c) | |
| 2009 | (c) | (c) | | | | (c) | (c) | | (c) | | | (c) | |
| **Ariel Appreciation Fund - Investor Class** | | | | | | | | | | | | | |
| 2013 | 35 | $19.20 | to | $21.84 | $ | 740 | 0.75% | 0.60% | to | 1.90% | 43.50% | to | 45.41% |
| 2012 | 59 | $13.38 | to | $15.02 | $ | 866 | 0.91% | 0.60% | to | 1.90% | 17.06% | to | 18.64% |
| 2011 | 55 | $11.43 | to | $12.66 | $ | 679 | 0.40% | 0.60% | to | 1.90% | -9.07% | to | -8.08% |
| 2010 | 62 | $12.40 | to | $13.61 | $ | 833 | - | 0.75% | to | 2.10% | 17.20% | to | 18.76% |
| 2009 | 55 | $10.58 | to | $11.46 | $ | 622 | 0.20% | 0.75% | to | 2.10% | 59.58% | to | 61.70% |

| | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | | | Total Return[C] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Ariel Fund - Investor Class** | | | | | | | | | | | | | |
| 2013 | 571 | $17.00 | to | $27.52 | $ | 10,567 | 0.82% | 0.00% | to | 1.90% | 41.91% | to | 44.72% |
| 2012 | 258 | $11.93 | to | $18.86 | $ | 3,328 | 0.97% | 0.00% | to | 1.90% | 18.22% | to | 20.37% |
| 2011 | 286 | $10.06 | to | $15.99 | $ | 3,064 | 0.25% | 0.00% | to | 1.70% | -12.80% | to | -11.35% |
| 2010 | 202 | $11.52 | to | $17.82 | $ | 2,518 | - | 0.00% | to | 2.10% | 23.35% | to | 25.12% |
| 2009 | 124 | $9.68 | to | $10.51 | $ | 1,271 | - | 0.70% | to | 2.10% | 60.42% | to | 62.23% |
| **Artisan International Fund - Investor Shares** | | | | | | | | | | | | | |
| 2013 | 885 | $11.10 | to | $19.92 | $ | 10,284 | 1.14% | 0.00% | to | 1.50% | 23.33% | to | 25.18% |
| 2012 | 537 | $9.00 | to | $15.91 | $ | 5,043 | 1.43% | 0.00% | to | 1.50% | 23.46% | to | 25.32% |
| 2011 | 354 | $7.29 | to | $12.80 | $ | 2,674 | 1.43% | 0.00% | to | 1.50% | -8.65% | to | -7.23% |
| 2010 | 306 | $7.98 | to | $13.98 | $ | 2,510 | 0.92% | 0.00% | to | 1.50% | 4.44% | to | 5.87% |
| 2009 | 233 | $7.64 | to | $13.31 | $ | 1,829 | 1.95% | 0.00% | to | 1.50% | 37.66% | to | 39.75% |
| **Aston/Fairpointe Mid Cap Fund - Class N** | | | | | | | | | | | | | |
| 2013 | 1,924 | $14.21 | to | $18.57 | $ | 33,435 | - | 0.00% | to | 1.50% | 42.35% | to | 44.51% |
| 2012 | 712 | $9.93 | to | $12.85 | $ | 8,892 | 1.09% | 0.00% | to | 1.50% | 14.67% | to | 16.39% |
| 2011 | 512 | $10.77 | to | $11.04 | $ | 5,556 | 0.24% | 0.00% | to | 1.50% | -7.87% | to | -6.79% |
| 2010 | 249 | $11.69 | to | $11.79 | $ | 2,925 | (b) | 0.25% | to | 1.50% | | (b) | |
| 2009 | (b) | (b) | | | | (b) | (b) | (b) | | | | (b) | |
| **BlackRock Equity Dividend Fund - Investor A Shares** | | | | | | | | | | | | | |
| 2013 | 84 | $16.38 | to | $17.40 | $ | 1,434 | 1.80% | 0.10% | to | 1.65% | 22.33% | to | 24.20% |
| 2012 | 74 | $13.39 | to | $14.01 | $ | 1,014 | 2.40% | 0.10% | to | 1.65% | 10.52% | to | 11.69% |
| 2011 | 39 | $12.26 | to | $12.49 | $ | 487 | 2.09% | 0.25% | to | 1.25% | | 4.75% | |
| 2010 | 15 | | $11.80 | | $ | 183 | (b) | | 0.80% | | | (b) | |
| 2009 | (b) | (b) | | | | (b) | (b) | (b) | | | | (b) | |
| **BlackRock Mid Cap Value Opportunities Fund - Investor A Shares** | | | | | | | | | | | | | |
| 2013 | 696 | $22.33 | to | $23.94 | $ | 16,116 | 0.56% | 0.00% | to | 1.50% | 31.35% | to | 33.30% |
| 2012 | 556 | $17.00 | to | $17.96 | $ | 9,764 | 0.37% | 0.00% | to | 1.50% | 11.48% | to | 13.17% |
| 2011 | 478 | $15.25 | to | $15.91 | $ | 7,480 | 0.42% | 0.00% | to | 1.50% | -2.06% | to | -0.56% |
| 2010 | 285 | $15.57 | to | $16.16 | $ | 4,516 | - | 0.00% | to | 1.50% | 24.01% | to | 25.18% |
| 2009 | 21 | $12.58 | to | $12.99 | $ | 263 | (a) | 0.40% | to | 1.40% | | (a) | |

| | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | | | Total Return[C] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Bond Fund of America - Class R-4** | | | | | | | | | | | | | |
| 2013 | 819 | $10.97 | to | $11.94 | $ | 9,244 | 2.35% | 0.00% | to | 1.50% | -3.43% | to | -1.97% |
| 2012 | 942 | $11.36 | to | $12.18 | $ | 10,954 | 2.62% | 0.00% | to | 1.50% | 4.32% | to | 5.91% |
| 2011 | 831 | $10.89 | to | $11.50 | $ | 9,219 | 3.28% | 0.00% | to | 1.50% | 4.91% | to | 6.48% |
| 2010 | 780 | $10.38 | to | $10.80 | $ | 8,210 | 4.03% | 0.00% | to | 1.50% | 5.70% | to | 7.25% |
| 2009 | 604 | $9.82 | to | $10.07 | $ | 5,982 | 4.37% | 0.00% | to | 1.50% | 13.13% | to | 14.82% |
| **Calvert VP SRI Balanced Portfolio** | | | | | | | | | | | | | |
| 2013 | 1,917 | $12.44 | to | $41.44 | $ | 52,700 | 1.06% | 0.00% | to | 1.50% | 16.21% | to | 18.04% |
| 2012 | 1,973 | $10.64 | to | $35.53 | $ | 46,174 | 1.25% | 0.00% | to | 1.50% | 8.85% | to | 10.41% |
| 2011 | 2,054 | $9.72 | to | $32.50 | $ | 44,041 | 1.30% | 0.00% | to | 1.50% | 2.98% | to | 4.61% |
| 2010 | 2,182 | $9.38 | to | $31.39 | $ | 45,223 | 1.41% | 0.00% | to | 1.50% | 10.42% | to | 12.09% |
| 2009 | 2,270 | $8.44 | to | $28.29 | $ | 42,394 | 2.14% | 0.00% | to | 1.50% | 23.43% | to | 25.38% |
| **Capital World Growth & Income Fund[SM], Inc. - Class R-3** | | | | | | | | | | | | | |
| 2013 | 37 | $17.80 | to | $18.87 | $ | 685 | 2.17% | 0.00% | to | 1.25% | 22.93% | to | 24.55% |
| 2012 | 35 | $14.48 | to | $15.15 | $ | 513 | 2.16% | 0.00% | to | 1.25% | 17.34% | to | 18.52% |
| 2011 | 33 | $12.34 | to | $12.69 | $ | 415 | 2.06% | 0.20% | to | 1.25% | -9.00% | to | -8.04% |
| 2010 | 27 | $13.56 | to | $13.80 | $ | 363 | 2.65% | 0.20% | to | 1.25% | 6.85% | to | 6.85% |
| 2009 | 1 | $12.84 | to | $12.85 | $ | 14 | (a) | 0.50% | to | 0.55% | | (a) | |
| **Cohen & Steers Realty Shares** | | | | | | | | | | | | | |
| 2013 | 220 | $10.93 | to | $11.37 | $ | 2,434 | 2.76% | 0.00% | to | 1.50% | 1.58% | to | 3.08% |
| 2012 | 197 | $10.76 | to | $11.03 | $ | 2,138 | 2.49% | 0.00% | to | 1.50% | 13.98% | to | 15.46% |
| 2011 | 71 | $9.44 | to | $9.52 | $ | 677 | (c) | 0.25% | to | 1.50% | | (c) | |
| 2010 | (c) | | (c) | | | (c) | (c) | | (c) | | | (c) | |
| 2009 | (c) | | (c) | | | (c) | (c) | | (c) | | | (c) | |
| **Columbia[SM] Acorn Fund® - Class A** | | | | | | | | | | | | | |
| 2013 | 5 | $18.40 | to | $18.88 | $ | 103 | - | 0.80% | to | 1.45% | 28.67% | to | 29.39% |
| 2012 | 6 | $14.30 | to | $14.53 | $ | 85 | - | 0.90% | to | 1.45% | 15.88% | to | 16.52% |
| 2011 | 6 | $12.34 | to | $12.47 | $ | 69 | - | 0.90% | to | 1.45% | | -5.98% | |
| 2010 | 1 | $13.20 | to | $13.23 | $ | 9 | (b) | 0.95% | to | 1.15% | | (b) | |
| 2009 | (b) | | (b) | | | (b) | (b) | | (b) | | | (b) | |

| | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | | | Total Return[C] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Columbia[SM] Acorn Fund® - Class Z | | | | | | | | | | | | | |
| 2013 | 4 | | $15.42 | | $ | 54 | - | | 1.25% | | | 29.25% | |
| 2012 | 3 | | $11.93 | | $ | 39 | - | | 1.25% | | | 16.50% | |
| 2011 | 1,012 | $10.24 | to | $10.72 | $ | 10,848 | 0.32% | 0.00% | to | 1.25% | -5.80% | to | -4.63% |
| 2010 | 631 | $10.87 | to | $11.24 | $ | 7,095 | 0.17% | 0.00% | to | 1.25% | 24.37% | to | 26.01% |
| 2009 | 275 | $8.74 | to | $8.92 | $ | 2,451 | 0.31% | 0.00% | to | 1.25% | 37.85% | to | 39.59% |
| Columbia Mid Cap Value Fund - Class A | | | | | | | | | | | | | |
| 2013 | 419 | $13.72 | to | $14.89 | $ | 5,980 | 0.40% | 0.15% | to | 1.60% | 32.95% | to | 34.88% |
| 2012 | 388 | $10.32 | to | $10.98 | $ | 4,121 | 0.76% | 0.25% | to | 1.60% | 14.67% | to | 16.22% |
| 2011 | 413 | $9.00 | to | $9.45 | $ | 3,805 | 0.57% | 0.25% | to | 1.60% | -5.74% | to | -4.55% |
| 2010 | 399 | $9.54 | to | $9.90 | $ | 3,877 | 1.20% | 0.25% | to | 1.65% | 21.09% | to | 22.68% |
| 2009 | 371 | $7.90 | to | $8.11 | $ | 2,961 | 0.84% | 0.00% | to | 1.60% | 30.15% | to | 32.30% |
| Columbia Mid Cap Value Fund - Class Z | | | | | | | | | | | | | |
| 2013 | - | | $14.56 | | $ | 2 | - | | 0.80% | | | 34.32% | |
| 2012 | - | | $10.84 | | $ | 1 | 0.75% | | 0.80% | | | 15.94% | |
| 2011 | 557 | $9.35 | to | $9.63 | $ | 5,363 | 1.04% | 0.00% | to | 0.80% | -4.79% | to | -3.99% |
| 2010 | 273 | $9.82 | to | $10.03 | $ | 2,739 | 1.48% | 0.00% | to | 0.80% | 22.14% | to | 23.22% |
| 2009 | 161 | $8.04 | to | $8.14 | $ | 1,314 | 1.07% | 0.00% | to | 0.80% | 31.59% | to | 32.57% |
| CRM Mid Cap Value Fund - Investor Shares | | | | | | | | | | | | | |
| 2013 | 15 | $19.53 | to | $20.60 | $ | 313 | 0.37% | 0.45% | to | 1.60% | 30.99% | to | 32.48% |
| 2012 | 15 | $14.83 | to | $15.55 | $ | 232 | 0.89% | 0.45% | to | 1.75% | 15.93% | to | 17.09% |
| 2011 | 16 | $12.93 | to | $13.28 | $ | 216 | 0.46% | 0.45% | to | 1.45% | -8.33% | to | -7.59% |
| 2010 | 16 | $14.11 | to | $14.37 | $ | 223 | 0.68% | 0.45% | to | 1.55% | 17.78% | to | 18.08% |
| 2009 | 6 | $12.15 | to | $12.17 | $ | 70 | (a) | 0.45% | to | 0.70% | | (a) | |
| Delaware Diversified Income Fund - Class A | | | | | | | | | | | | | |
| 2013 | 191 | | $9.86 | | $ | 1,887 | 4.09% | | 0.95% | | | -2.38% | |
| 2012 | 79 | | $10.10 | | $ | 801 | (d) | | 0.95% | | | (d) | |
| 2011 | (d) | | (d) | | | (d) | (d) | | (d) | | | (d) | |
| 2010 | (d) | | (d) | | | (d) | (d) | | (d) | | | (d) | |
| 2009 | (d) | | (d) | | | (d) | (d) | | (d) | | | (d) | |

| | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | | | Total Return[C] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Delaware Small Cap Value Fund - Class A** | | | | | | | | | | | | | |
| 2013 | 9 | $12.03 | to | $12.11 | $ | 109 | (e) | 0.25% | to | 1.25% | (e) | | |
| 2012 | (e) | | (e) | | | (e) | (e) | | (e) | | (e) | | |
| 2011 | (e) | | (e) | | | (e) | (e) | | (e) | | (e) | | |
| 2010 | (e) | | (e) | | | (e) | (e) | | (e) | | (e) | | |
| 2009 | (e) | | (e) | | | (e) | (e) | | (e) | | (e) | | |
| **Dodge & Cox International Stock Fund** | | | | | | | | | | | | | |
| 2013 | 26 | $14.22 | to | $15.05 | $ | 380 | 1.99% | 0.50% | to | 1.95% | 23.87% | to | 25.42% |
| 2012 | 19 | $11.48 | to | $11.88 | $ | 224 | 2.78% | 0.75% | to | 1.95% | 18.85% | to | 20.12% |
| 2011 | 14 | $9.69 | to | $9.89 | $ | 136 | 4.29% | 0.75% | to | 1.85% | - | | |
| 2010 | - | | $11.80 | | $ | 4 | (b) | | 1.35% | | (b) | | |
| 2009 | (b) | | (b) | | | (b) | (b) | | (b) | | (b) | | |
| **Dodge & Cox Stock Fund** | | | | | | | | | | | | | |
| 2013 | 7 | $17.93 | to | $18.87 | $ | 128 | 1.28% | 0.50% | to | 1.80% | 38.03% | | |
| 2012 | 2 | $12.99 | to | $13.16 | $ | 28 | (f) | 1.35% | to | 1.80% | (f) | | |
| 2011 | 2 | $10.86 | to | $10.98 | $ | 24 | (c) | 1.15% | to | 1.70% | (c) | | |
| 2010 | (c) | | (c) | | | (c) | (c) | | (c) | | (c) | | |
| 2009 | (c) | | (c) | | | (c) | (c) | | (c) | | (c) | | |
| **DWS Equity 500 Index Fund - Class S** | | | | | | | | | | | | | |
| 2013 | 33 | | $20.41 | | $ | 676 | 1.89% | | 1.00% | | 30.67% | | |
| 2012 | 31 | | $15.62 | | $ | 491 | 2.02% | | 1.00% | | 14.43% | | |
| 2011 | 29 | | $13.65 | | $ | 400 | 1.86% | | 1.00% | | 0.89% | | |
| 2010 | 26 | | $13.53 | | $ | 351 | 1.67% | | 1.00% | | 13.79% | | |
| 2009 | 21 | | $11.89 | | $ | 247 | 1.93% | | 1.00% | | 25.03% | | |
| **Eaton Vance Large-Cap Value Fund - Class R** | | | | | | | | | | | | | |
| 2013 | 7 | $18.18 | to | $18.91 | $ | 131 | 0.87% | 0.20% | to | 1.05% | 28.16% | to | 28.73% |
| 2012 | 7 | $14.13 | to | $14.69 | $ | 98 | 1.39% | 0.20% | to | 1.25% | 14.04% | to | 15.31% |
| 2011 | 4 | $12.29 | to | $12.74 | $ | 46 | 2.38% | 0.20% | to | 1.55% | -5.26% | to | -4.93% |
| 2010 | 3 | $13.20 | to | $13.40 | $ | 38 | - | 0.20% | to | 1.10% | 9.09% | to | 9.17% |
| 2009 | 1 | | $12.21 | | $ | 13 | (a) | 0.50% | to | 0.55% | (a) | | |

| | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | | | Total Return[C] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **EuroPacific Growth Fund® - Class R-3** | | | | | | | | | | | | | |
| 2013 | 410 | $19.07 | to | $22.23 | $ | 8,662 | 0.65% | 0.00% | to | 1.55% | 18.01% | to | 19.77% |
| 2012 | 494 | $16.16 | to | $18.56 | $ | 8,750 | 1.35% | 0.00% | to | 1.55% | 17.02% | to | 18.90% |
| 2011 | 649 | $13.81 | to | $15.61 | $ | 9,736 | 1.18% | 0.00% | to | 1.55% | -15.17% | to | -13.85% |
| 2010 | 742 | $16.06 | to | $18.12 | $ | 12,954 | 1.19% | 0.00% | to | 1.75% | 7.21% | to | 9.09% |
| 2009 | 721 | $14.98 | to | $16.61 | $ | 11,577 | 1.76% | 0.00% | to | 1.75% | 36.31% | to | 38.65% |
| **EuroPacific Growth Fund® - Class R-4** | | | | | | | | | | | | | |
| 2013 | 15,518 | $10.61 | to | $22.67 | $ | 314,660 | 1.02% | 0.00% | to | 1.50% | 18.42% | to | 20.50% |
| 2012 | 15,728 | $8.91 | to | $18.86 | $ | 268,614 | 1.82% | 0.00% | to | 1.50% | 17.44% | to | 19.23% |
| 2011 | 16,297 | $7.54 | to | $15.82 | $ | 235,342 | 1.54% | 0.00% | to | 1.50% | -14.91% | to | -13.60% |
| 2010 | 16,595 | $8.81 | to | $18.31 | $ | 279,835 | 1.48% | 0.00% | to | 1.50% | 7.74% | to | 9.40% |
| 2009 | 15,890 | $8.12 | to | $16.80 | $ | 247,037 | 2.00% | 0.00% | to | 1.50% | 37.08% | to | 39.25% |
| **Fidelity® Advisor New Insights Fund - Institutional Class** | | | | | | | | | | | | | |
| 2013 | 40 | $17.49 | to | $18.58 | $ | 729 | - | 0.40% | to | 1.95% | 30.13% | to | 32.15% |
| 2012 | 34 | $13.44 | to | $14.06 | $ | 465 | - | 0.40% | to | 1.95% | 14.15% | to | 15.72% |
| 2011 | 22 | $11.82 | to | $12.15 | $ | 259 | - | 0.40% | to | 1.85% | | - | |
| 2010 | 3 | $12.21 | to | $12.24 | $ | 38 | (b) | 0.90% | to | 1.15% | | (b) | |
| 2009 | (b) | | (b) | | | (b) | (b) | | (b) | | | (b) | |
| **Fidelity® VIP Equity-Income Portfolio - Initial Class** | | | | | | | | | | | | | |
| 2013 | 10,575 | $11.91 | to | $41.19 | $ | 306,607 | 2.51% | 0.00% | to | 1.95% | 25.63% | to | 28.10% |
| 2012 | 11,678 | $9.38 | to | $32.52 | $ | 264,552 | 3.11% | 0.00% | to | 1.95% | 15.02% | to | 17.37% |
| 2011 | 13,226 | $8.07 | to | $28.04 | $ | 256,279 | 2.48% | 0.00% | to | 1.95% | -0.94% | to | 1.01% |
| 2010 | 14,409 | $8.06 | to | $28.09 | $ | 280,318 | 1.76% | 0.00% | to | 2.15% | 12.73% | to | 15.25% |
| 2009 | 15,503 | $7.06 | to | $24.68 | $ | 263,715 | 2.20% | 0.00% | to | 2.15% | 27.38% | to | 30.20% |
| **Fidelity® VIP Growth Portfolio - Initial Class** | | | | | | | | | | | | | |
| 2013 | 10,711 | $12.30 | to | $41.23 | $ | 275,001 | 0.28% | 0.00% | to | 1.75% | 33.95% | to | 36.33% |
| 2012 | 11,796 | $9.10 | to | $30.59 | $ | 225,077 | 0.62% | 0.00% | to | 1.75% | 12.69% | to | 14.70% |
| 2011 | 12,717 | $8.01 | to | $26.98 | $ | 214,512 | 0.38% | 0.00% | to | 1.80% | -1.49% | to | 0.18% |
| 2010 | 13,207 | $8.07 | to | $27.24 | $ | 225,726 | 0.34% | 0.00% | to | 1.85% | 21.91% | to | 24.36% |
| 2009 | 13,653 | $6.55 | to | $22.19 | $ | 190,848 | 0.43% | 0.00% | to | 1.85% | 25.83% | to | 28.29% |

| | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | | | Total Return[C] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Fidelity® VIP High Income Portfolio - Initial Class** | | | | | | | | | | | | | |
| 2013 | 759 | $14.91 | to | $15.91 | $ | 11,354 | 5.55% | 0.95% | to | 1.50% | 4.40% | to | 5.00% |
| 2012 | 852 | $14.20 | to | $15.24 | $ | 12,167 | 6.21% | 0.95% | to | 1.50% | 12.56% | to | 13.15% |
| 2011 | 770 | $12.55 | to | $13.54 | $ | 9,729 | 6.80% | 0.95% | to | 1.50% | 2.42% | to | 3.04% |
| 2010 | 812 | $12.18 | to | $13.22 | $ | 9,957 | 7.77% | 0.95% | to | 1.50% | 12.13% | to | 12.78% |
| 2009 | 828 | $10.80 | to | $11.79 | $ | 9,003 | 9.19% | 0.95% | to | 1.50% | 41.88% | to | 42.48% |
| **Fidelity® VIP Overseas Portfolio - Initial Class** | | | | | | | | | | | | | |
| 2013 | 1,864 | $9.83 | to | $27.07 | $ | 36,312 | 1.36% | 0.00% | to | 1.50% | 28.47% | to | 30.42% |
| 2012 | 1,924 | $7.61 | to | $20.76 | $ | 29,379 | 1.91% | 0.00% | to | 1.50% | 18.92% | to | 20.83% |
| 2011 | 2,181 | $6.36 | to | $17.19 | $ | 27,985 | 1.44% | 0.00% | to | 1.50% | -18.39% | to | -17.16% |
| 2010 | 2,316 | $7.74 | to | $20.75 | $ | 36,340 | 1.31% | 0.00% | to | 1.50% | 11.42% | to | 13.20% |
| 2009 | 2,527 | $6.90 | to | $18.33 | $ | 35,651 | 2.07% | 0.00% | to | 1.50% | 24.57% | to | 26.52% |
| **Fidelity® VIP Contrafund® Portfolio - Initial Class** | | | | | | | | | | | | | |
| 2013 | 34,517 | $12.81 | to | $54.32 | $ | 1,320,713 | 1.07% | 0.00% | to | 1.95% | 28.75% | to | 31.32% |
| 2012 | 36,247 | $9.84 | to | $41.86 | $ | 1,085,469 | 1.39% | 0.00% | to | 1.95% | 14.15% | to | 16.42% |
| 2011 | 37,831 | $8.53 | to | $36.35 | $ | 988,331 | 1.03% | 0.00% | to | 1.95% | -4.39% | to | -2.54% |
| 2010 | 38,963 | $8.83 | to | $37.67 | $ | 1,058,819 | 1.19% | 0.00% | to | 2.15% | 14.74% | to | 17.37% |
| 2009 | 40,206 | $7.59 | to | $32.46 | $ | 970,509 | 1.37% | 0.00% | to | 2.15% | 32.82% | to | 35.75% |
| **Fidelity® VIP Index 500 Portfolio - Initial Class** | | | | | | | | | | | | | |
| 2013 | 3,904 | $39.21 | to | $39.37 | $ | 153,676 | 1.96% | 0.95% | to | 1.20% | 30.71% | to | 31.01% |
| 2012 | 3,845 | $29.93 | to | $30.12 | $ | 115,759 | 2.20% | 0.95% | to | 1.10% | 14.66% | to | 14.81% |
| 2011 | 3,936 | $26.07 | to | $26.27 | $ | 103,342 | 1.98% | 0.95% | to | 1.00% | 1.04% | to | 1.09% |
| 2010 | 4,089 | $25.79 | to | $26.00 | $ | 106,249 | 1.90% | 0.95% | to | 1.00% | 13.84% | to | 13.91% |
| 2009 | 4,173 | $22.64 | to | $22.84 | $ | 95,244 | 2.48% | 0.95% | to | 1.00% | 25.36% | to | 25.43% |
| **Fidelity® VIP Mid Cap Portfolio - Initial Class** | | | | | | | | | | | | | |
| 2013 | 1,290 | | $21.60 | | $ | 27,855 | 0.52% | | - | | | 36.19% | |
| 2012 | 1,299 | | $15.86 | | $ | 20,599 | 0.66% | | - | | | 14.84% | |
| 2011 | 1,311 | | $13.81 | | $ | 18,110 | 0.26% | | - | | | -10.61% | |
| 2010 | 1,329 | | $15.45 | | $ | 20,531 | 0.39% | | - | | | 28.86% | |
| 2009 | 1,163 | | $11.99 | | $ | 13,948 | 0.73% | | - | | | 40.07% | |

| | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | | | Total Return[C] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Fidelity® VIP Asset Manager Portfolio - Initial Class | | | | | | | | | | | | | |
| 2013 | 814 | $28.46 | to | $28.57 | $ | 23,250 | 1.53% | 0.95% | to | 1.20% | 14.33% | to | 14.62% |
| 2012 | 905 | $24.83 | to | $24.99 | $ | 22,592 | 1.59% | 0.95% | to | 1.10% | 11.26% | to | 11.40% |
| 2011 | 930 | $22.29 | to | $22.46 | $ | 20,844 | 2.01% | 0.95% | to | 1.00% | -3.52% | to | -3.46% |
| 2010 | 947 | $23.09 | to | $23.28 | $ | 22,008 | 1.67% | 0.95% | to | 1.00% | 13.12% | to | 13.19% |
| 2009 | 979 | $20.40 | to | $20.58 | $ | 20,099 | 2.41% | 0.95% | to | 1.00% | 27.83% | to | 27.90% |
| Mutual Global Discovery Fund - Class R | | | | | | | | | | | | | |
| 2013 | 113 | $13.03 | to | $24.06 | $ | 2,610 | 1.27% | 0.15% | to | 1.55% | 23.10% | to | 24.86% |
| 2012 | 131 | $10.55 | to | $19.27 | $ | 2,419 | 1.30% | 0.15% | to | 1.55% | 11.32% | to | 12.89% |
| 2011 | 171 | $15.28 | to | $17.07 | $ | 2,800 | 1.26% | 0.15% | to | 1.55% | -4.68% | to | -3.42% |
| 2010 | 228 | $15.81 | to | $17.53 | $ | 3,888 | 1.60% | 0.25% | to | 1.75% | 8.96% | to | 10.53% |
| 2009 | 217 | $14.51 | to | $16.09 | $ | 3,353 | 0.89% | 0.00% | to | 1.75% | 18.87% | to | 20.31% |
| Franklin Small-Mid Cap Growth Fund - Class A | | | | | | | | | | | | | |
| 2013 | 36 | $18.95 | to | $22.10 | $ | 759 | - | 0.20% | to | 1.75% | 36.60% | to | 38.30% |
| 2012 | 36 | $14.29 | to | $15.98 | $ | 553 | - | 0.20% | to | 1.45% | 9.17% | to | 10.59% |
| 2011 | 49 | $12.78 | to | $14.45 | $ | 673 | - | 0.20% | to | 1.75% | -6.58% | to | -5.57% |
| 2010 | 47 | $13.68 | to | $15.12 | $ | 681 | - | 0.30% | to | 1.75% | 26.20% | to | 28.04% |
| 2009 | 50 | $10.84 | to | $11.81 | $ | 563 | - | 0.30% | to | 1.75% | 40.78% | to | 42.81% |
| Franklin Small Cap Value Securities Fund - Class 2 | | | | | | | | | | | | | |
| 2013 | 4,953 | $15.61 | to | $32.84 | $ | 144,001 | 1.30% | 0.00% | to | 1.75% | 33.84% | to | 36.21% |
| 2012 | 5,113 | $11.56 | to | $24.11 | $ | 110,112 | 0.79% | 0.00% | to | 1.75% | 16.34% | to | 18.42% |
| 2011 | 5,934 | $9.85 | to | $20.36 | $ | 109,148 | 0.70% | 0.00% | to | 1.75% | -5.40% | to | -3.71% |
| 2010 | 6,233 | $10.33 | to | $21.19 | $ | 119,932 | 0.74% | 0.00% | to | 1.95% | 25.72% | to | 28.24% |
| 2009 | 5,720 | $8.12 | to | $16.69 | $ | 86,667 | 1.55% | 0.00% | to | 1.95% | 26.67% | to | 29.30% |
| Growth Fund of America - Class R-3 | | | | | | | | | | | | | |
| 2013 | 819 | $15.26 | to | $21.05 | $ | 15,914 | 0.03% | 0.00% | to | 1.55% | 31.37% | to | 33.40% |
| 2012 | 847 | $11.56 | to | $15.78 | $ | 12,373 | 0.44% | 0.00% | to | 1.55% | 18.35% | to | 20.18% |
| 2011 | 1,165 | $9.71 | to | $13.13 | $ | 14,365 | 0.34% | 0.00% | to | 1.55% | -6.60% | to | -5.13% |
| 2010 | 1,342 | $10.34 | to | $13.84 | $ | 17,580 | 0.60% | 0.00% | to | 1.75% | 9.96% | to | 11.97% |
| 2009 | 1,299 | $9.33 | to | $12.36 | $ | 15,280 | 0.73% | 0.00% | to | 1.75% | 31.80% | to | 34.06% |

| | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | | | Total Return[C] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Growth Fund of America - Class R-4** | | | | | | | | | | | | | |
| 2013 | 18,546 | $13.12 | to | $21.64 | $ | 363,914 | 0.33% | 0.00% | to | 1.50% | 31.83% | to | 33.83% |
| 2012 | 19,382 | $9.90 | to | $16.17 | $ | 287,158 | 0.76% | 0.00% | to | 1.50% | 18.73% | to | 20.61% |
| 2011 | 21,865 | $8.28 | to | $13.42 | $ | 271,700 | 0.64% | 0.00% | to | 1.50% | -6.27% | to | -4.82% |
| 2010 | 23,779 | $8.79 | to | $14.10 | $ | 313,633 | 0.88% | 0.00% | to | 1.50% | 10.63% | to | 12.30% |
| 2009 | 23,386 | $7.89 | to | $12.56 | $ | 277,112 | 1.00% | 0.00% | to | 1.50% | 32.53% | to | 34.63% |
| **The Hartford Capital Appreciation Fund - Class R4** | | | | | | | | | | | | | |
| 2013 | - | $16.26 | | | | - | - | 0.65% | | | 40.78% | | |
| 2012 | 14 | $11.55 | | | $ | 159 | 0.60% | 0.65% | | | 19.44% | | |
| 2011 | 18 | $9.67 | | | $ | 173 | 1.65% | 0.65% | | | -15.77% | | |
| 2010 | 17 | $11.48 | | | $ | 190 | (b) | 0.65% | | | (b) | | |
| 2009 | (b) | (b) | | | | (b) | (b) | (b) | | | (b) | | |
| **The Hartford Dividend And Growth Fund - Class R4** | | | | | | | | | | | | | |
| 2013 | - | $16.33 | | | $ | 4 | 3.02% | 0.65% | | | 30.12% | | |
| 2012 | 21 | $12.55 | | | $ | 261 | 1.38% | 0.65% | | | 12.15% | | |
| 2011 | 2 | $11.19 | | | $ | 28 | - | 0.65% | | | 0.27% | | |
| 2010 | 4 | $11.16 | | | $ | 46 | (b) | 0.65% | | | (b) | | |
| 2009 | (b) | (b) | | | | (b) | (b) | (b) | | | (b) | | |
| **Income Fund of America - Class R-3** | | | | | | | | | | | | | |
| 2013 | 131 | $16.49 | to | $19.23 | $ | 2,392 | 3.02% | 0.00% | to | 1.55% | 15.96% | to | 17.76% |
| 2012 | 129 | $14.22 | to | $16.33 | $ | 1,985 | 3.31% | 0.00% | to | 1.55% | 10.00% | to | 11.62% |
| 2011 | 153 | $13.10 | to | $14.63 | $ | 2,121 | 3.64% | 0.00% | to | 1.40% | 3.72% | to | 5.18% |
| 2010 | 147 | $12.33 | to | $13.91 | $ | 1,942 | 3.82% | 0.00% | to | 1.75% | 9.70% | to | 11.55% |
| 2009 | 149 | $11.24 | to | $12.47 | $ | 1,778 | 4.47% | 0.00% | to | 1.75% | 21.91% | to | 24.08% |
| **ING Balanced Portfolio - Class I** | | | | | | | | | | | | | |
| 2013 | 10,790 | $12.18 | to | $48.94 | $ | 317,105 | 2.18% | 0.00% | to | 1.95% | 14.46% | to | 16.71% |
| 2012 | 12,021 | $10.53 | to | $42.33 | $ | 305,260 | 3.11% | 0.00% | to | 1.95% | 11.45% | to | 13.65% |
| 2011 | 13,209 | $9.35 | to | $37.60 | $ | 299,261 | 2.79% | 0.00% | to | 1.95% | -3.28% | to | -1.33% |
| 2010 | 14,952 | $9.56 | to | $38.46 | $ | 347,585 | 2.78% | 0.00% | to | 1.95% | 11.89% | to | 14.19% |
| 2009 | 16,466 | $8.44 | to | $34.02 | $ | 341,845 | 4.46% | 0.00% | to | 1.95% | 16.92% | to | 19.28% |

| | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | | | Total Return[C] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| ING Growth Opportunities Fund - Class A | | | | | | | | | | | | | |
| 2013 | 6 | $17.53 | | | $ | 107 | - | 1.15% | | | 26.94% | | |
| 2012 | 5 | $13.81 | | | $ | 63 | (d) | 1.15% | | | (d) | | |
| 2011 | (d) | (d) | | | | (d) | (d) | (d) | | | (d) | | |
| 2010 | (d) | (d) | | | | (d) | (d) | (d) | | | (d) | | |
| 2009 | (d) | (d) | | | | (d) | (d) | (d) | | | (d) | | |
| ING Large Cap Value Fund - Class A | | | | | | | | | | | | | |
| 2013 | - | $12.17 | | | $ | 6 | (e) | 0.50% | | | (e) | | |
| 2012 | (e) | (e) | | | | (e) | (e) | (e) | | | (e) | | |
| 2011 | (e) | (e) | | | | (e) | (e) | (e) | | | (e) | | |
| 2010 | (e) | (e) | | | | (e) | (e) | (e) | | | (e) | | |
| 2009 | (e) | (e) | | | | (e) | (e) | (e) | | | (e) | | |
| ING MidCap Opportunities Fund - Class A | | | | | | | | | | | | | |
| 2013 | - | $12.20 | | | $ | 1 | (e) | 0.35% | | | (e) | | |
| 2012 | (e) | (e) | | | | (e) | (e) | (e) | | | (e) | | |
| 2011 | (e) | (e) | | | | (e) | (e) | (e) | | | (e) | | |
| 2010 | (e) | (e) | | | | (e) | (e) | (e) | | | (e) | | |
| 2009 | (e) | (e) | | | | (e) | (e) | (e) | | | (e) | | |
| ING Real Estate Fund - Class A | | | | | | | | | | | | | |
| 2013 | 89 | $19.24 | to | $22.44 | $ | 1,908 | 2.18% | 0.00% | to | 1.55% | 0.21% | to | 1.77% |
| 2012 | 92 | $19.20 | to | $22.05 | $ | 1,954 | 2.17% | 0.00% | to | 1.55% | 13.80% | to | 15.32% |
| 2011 | 114 | $17.05 | to | $19.12 | $ | 2,098 | 1.97% | 0.00% | to | 1.45% | 7.85% | to | 9.32% |
| 2010 | 117 | $15.50 | to | $17.49 | $ | 1,971 | 2.35% | 0.00% | to | 1.75% | 25.63% | to | 27.39% |
| 2009 | 122 | $12.60 | to | $13.73 | $ | 1,611 | 3.77% | 0.00% | to | 1.45% | 27.79% | to | 29.65% |
| ING GNMA Income Fund - Class A | | | | | | | | | | | | | |
| 2013 | 294 | $10.58 | to | $16.86 | $ | 3,821 | 3.38% | 0.00% | to | 1.55% | -3.32% | to | -1.84% |
| 2012 | 338 | $10.94 | to | $17.22 | $ | 4,456 | 3.62% | 0.00% | to | 1.55% | 1.30% | to | 2.90% |
| 2011 | 355 | $10.80 | to | $16.78 | $ | 4,837 | 3.86% | 0.00% | to | 1.55% | 5.73% | to | 7.40% |
| 2010 | 367 | $10.20 | to | $15.66 | $ | 4,750 | 3.74% | 0.00% | to | 1.55% | 4.56% | to | 6.24% |
| 2009 | 388 | $11.85 | to | $12.98 | $ | 4,826 | 4.15% | 0.00% | to | 1.55% | 3.40% | to | 4.93% |

| | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | | | Total Return[C] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| ING Intermediate Bond Fund - Class A | | | | | | | | | | | | | |
| 2013 | 141 | $12.95 | to | $15.10 | $ | 2,006 | 2.89% | 0.00% | to | 1.55% | -2.26% | to | -0.72% |
| 2012 | 225 | $13.25 | to | $15.21 | $ | 3,250 | 4.51% | 0.00% | to | 1.55% | 7.20% | to | 8.80% |
| 2011 | 251 | $12.36 | to | $13.98 | $ | 3,356 | 4.24% | 0.00% | to | 1.55% | 6.00% | to | 7.79% |
| 2010 | 326 | $11.66 | to | $12.97 | $ | 4,053 | 5.17% | 0.00% | to | 1.55% | 8.06% | to | 9.64% |
| 2009 | 334 | $10.79 | to | $11.83 | $ | 3,799 | 6.26% | 0.00% | to | 1.55% | 11.01% | to | 12.88% |
| ING Intermediate Bond Portfolio - Class I | | | | | | | | | | | | | |
| 2013 | 14,430 | $12.72 | to | $102.02 | $ | 348,194 | 3.16% | 0.00% | to | 1.95% | -2.05% | to | 0.14% |
| 2012 | 16,602 | $12.85 | to | $103.21 | $ | 408,463 | 4.58% | 0.00% | to | 1.95% | 7.24% | to | 9.37% |
| 2011 | 17,019 | $11.86 | to | $95.33 | $ | 386,933 | 4.47% | 0.00% | to | 1.95% | 5.49% | to | 7.59% |
| 2010 | 17,564 | $11.13 | to | $89.57 | $ | 383,698 | 5.05% | 0.00% | to | 1.95% | 7.67% | to | 9.98% |
| 2009 | 18,464 | $10.21 | to | $82.40 | $ | 378,989 | 6.63% | 0.00% | to | 2.05% | 9.31% | to | 11.57% |
| ING Intermediate Bond Portfolio - Class S | | | | | | | | | | | | | |
| 2013 | 74 | | $13.45 | | $ | 993 | 2.92% | | 0.35% | | | -0.74% | |
| 2012 | 89 | | $13.55 | | $ | 1,202 | 4.71% | | 0.35% | | | 8.66% | |
| 2011 | 74 | | $12.47 | | $ | 922 | 5.44% | | 0.35% | | | 6.95% | |
| 2010 | 44 | | $11.66 | | $ | 511 | 5.81% | | 0.35% | | | 9.07% | |
| 2009 | 33 | | $10.69 | | $ | 349 | 7.13% | | 0.35% | | | 10.89% | |
| ING BlackRock Health Sciences Opportunities Portfolio - Service Class | | | | | | | | | | | | | |
| 2013 | 1,571 | $15.63 | to | $22.98 | $ | 33,208 | 0.06% | 0.00% | to | 1.50% | 42.18% | to | 44.40% |
| 2012 | 974 | $10.93 | to | $15.92 | $ | 14,469 | 0.74% | 0.00% | to | 1.50% | 16.98% | to | 18.72% |
| 2011 | 892 | $9.29 | to | $13.41 | $ | 11,294 | 0.58% | 0.00% | to | 1.50% | 3.15% | to | 4.83% |
| 2010 | 826 | $8.95 | to | $12.80 | $ | 10,075 | - | 0.00% | to | 1.50% | 5.44% | to | 6.93% |
| 2009 | 846 | $8.43 | to | $11.97 | $ | 9,719 | - | 0.00% | to | 1.50% | 18.24% | to | 20.17% |
| ING BlackRock Inflation Protected Bond Portfolio - Adviser Class | | | | | | | | | | | | | |
| 2013 | 6 | | $10.20 | | $ | 65 | - | | 0.35% | | | -9.41% | |
| 2012 | 9 | | $11.26 | | $ | 97 | - | | 0.35% | | | 5.73% | |
| 2011 | 7 | | $10.65 | | $ | 74 | (c) | | 0.35% | | | (c) | |
| 2010 | (c) | | (c) | | | (c) | (c) | | (c) | | | (c) | |
| 2009 | (c) | | (c) | | | (c) | (c) | | (c) | | | (c) | |

| | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | | | Total Return[C] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| ING BlackRock Large Cap Growth Portfolio - Institutional Class | | | | | | | | | | | | | |
| 2013 | 7,611 | $12.22 | to | $14.41 | $ | 101,984 | 1.35% | 0.00% | to | 1.50% | 31.41% | to | 33.80% |
| 2012 | 8,458 | $9.29 | to | $10.77 | $ | 85,929 | 0.77% | 0.00% | to | 1.50% | 13.02% | to | 14.73% |
| 2011 | 9,172 | $8.22 | to | $9.41 | $ | 82,025 | 0.62% | 0.00% | to | 1.50% | -2.78% | to | -1.25% |
| 2010 | 9,256 | $8.45 | to | $9.53 | $ | 84,717 | 0.46% | 0.00% | to | 1.50% | 11.91% | to | 13.72% |
| 2009 | 9,710 | $7.55 | to | $8.39 | $ | 79,020 | 0.58% | 0.00% | to | 1.50% | 28.62% | to | 30.69% |
| ING BlackRock Large Cap Growth Portfolio - Service Class | | | | | | | | | | | | | |
| 2013 | 20 | $13.74 | to | $20.34 | $ | 288 | 0.76% | 0.00% | to | 1.40% | 31.28% | to | 33.06% |
| 2012 | 47 | $10.37 | to | $15.37 | $ | 502 | 0.57% | 0.00% | to | 1.40% | 13.77% | to | 14.47% |
| 2011 | 51 | $10.49 | to | $13.51 | $ | 551 | 0.54% | 0.00% | to | 1.30% | -2.05% | to | -1.55% |
| 2010 | 18 | $10.71 | to | $10.95 | $ | 196 | - | 0.00% | to | 0.50% | 12.86% | to | 13.47% |
| 2009 | 17 | $9.49 | to | $9.65 | $ | 158 | - | 0.00% | to | 0.50% | 29.47% | to | 30.23% |
| ING BlackRock Large Cap Growth Portfolio - Service 2 Class | | | | | | | | | | | | | |
| 2013 | 24 | | $13.67 | | $ | 329 | 0.96% | | 0.35% | | | 32.46% | |
| 2012 | 29 | | $10.32 | | $ | 294 | 0.36% | | 0.35% | | | 13.78% | |
| 2011 | 29 | | $9.07 | | $ | 261 | 0.42% | | 0.35% | | | -1.95% | |
| 2010 | 24 | | $9.25 | | $ | 220 | - | | 0.35% | | | 12.80% | |
| 2009 | 22 | | $8.20 | | $ | 177 | - | | 0.35% | | | 29.54% | |
| ING Clarion Global Real Estate Portfolio - Adviser Class | | | | | | | | | | | | | |
| 2013 | 1 | | $11.43 | | $ | 6 | - | | 0.35% | | | 2.97% | |
| 2012 | 1 | | $11.10 | | $ | 7 | - | | 0.35% | | | 24.72% | |
| 2011 | - | | $8.90 | | $ | 2 | (c) | | 0.35% | | | (c) | |
| 2010 | (c) | | (c) | | | (c) | (c) | | (c) | | | (c) | |
| 2009 | (c) | | (c) | | | (c) | (c) | | (c) | | | (c) | |
| ING Clarion Global Real Estate Portfolio - Institutional Class | | | | | | | | | | | | | |
| 2013 | 6,640 | $12.01 | to | $13.02 | $ | 82,599 | 6.06% | 0.00% | to | 1.50% | 2.39% | to | 3.99% |
| 2012 | 6,449 | $11.73 | to | $12.52 | $ | 77,810 | 0.80% | 0.00% | to | 1.50% | 24.21% | to | 26.08% |
| 2011 | 5,765 | $9.44 | to | $9.93 | $ | 55,561 | 3.83% | 0.00% | to | 1.50% | -6.63% | to | -5.16% |
| 2010 | 5,816 | $10.11 | to | $10.47 | $ | 59,612 | 8.70% | 0.00% | to | 1.50% | 14.63% | to | 16.33% |
| 2009 | 5,675 | $8.82 | to | $9.00 | $ | 50,442 | 2.45% | 0.00% | to | 1.50% | 31.79% | to | 33.73% |

| | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | | | Total Return[C] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| ING Clarion Real Estate Portfolio - Adviser Class | | | | | | | | | | | | | |
| 2013 | 3 | $11.39 | | | $ | 38 | - | 0.35% | | | 1.33% | | |
| 2012 | 4 | $11.24 | | | $ | 41 | - | 0.35% | | | 14.69% | | |
| 2011 | 2 | $9.80 | | | $ | 18 | (c) | 0.35% | | | (c) | | |
| 2010 | (c) | (c) | | | | (c) | (c) | (c) | | | (c) | | |
| 2009 | (c) | (c) | | | | (c) | (c) | (c) | | | (c) | | |
| ING Clarion Real Estate Portfolio - Institutional Class | | | | | | | | | | | | | |
| 2013 | 145 | $12.34 | to | $13.34 | $ | 1,928 | 1.65% | 0.95% | to | 1.95% | 0.24% | to | 1.29% |
| 2012 | 175 | $12.31 | to | $13.17 | $ | 2,303 | 1.30% | 0.95% | to | 1.95% | 13.56% | to | 14.72% |
| 2011 | 188 | $10.84 | to | $11.48 | $ | 2,157 | 2.40% | 0.95% | to | 1.95% | 7.65% | to | 8.71% |
| 2010 | 182 | $10.07 | to | $10.56 | $ | 1,924 | 3.64% | 0.95% | to | 1.95% | 25.88% | to | 27.08% |
| 2009 | 158 | $8.00 | to | $8.31 | $ | 1,315 | 3.43% | 0.95% | to | 1.95% | 34.90% | | |
| ING Clarion Real Estate Portfolio - Service Class | | | | | | | | | | | | | |
| 2013 | 3,817 | $11.47 | to | $14.09 | $ | 50,213 | 1.43% | 0.00% | to | 1.50% | 0.48% | to | 2.13% |
| 2012 | 4,181 | $11.34 | to | $13.80 | $ | 54,384 | 1.03% | 0.00% | to | 1.55% | 13.69% | to | 15.52% |
| 2011 | 4,216 | $9.91 | to | $11.95 | $ | 48,009 | 1.33% | 0.00% | to | 1.55% | 7.87% | to | 9.53% |
| 2010 | 3,935 | $9.13 | to | $10.91 | $ | 41,259 | 3.37% | 0.00% | to | 1.50% | 26.02% | to | 28.05% |
| 2009 | 3,220 | $7.19 | to | $8.52 | $ | 26,610 | 3.48% | 0.00% | to | 1.55% | 33.83% | to | 35.89% |
| ING FMR[SM] Diversified Mid Cap Portfolio - Institutional Class | | | | | | | | | | | | | |
| 2013 | 2,570 | $14.19 | to | $14.28 | $ | 36,469 | 0.74% | 0.00% | to | 0.45% | 35.79% | to | 36.39% |
| 2012 | 2,655 | $10.45 | to | $10.47 | $ | 27,744 | (d) | 0.00% | to | 0.45% | (d) | | |
| 2011 | (d) | (d) | | | | (d) | (d) | (d) | | | (d) | | |
| 2010 | (d) | (d) | | | | (d) | (d) | (d) | | | (d) | | |
| 2009 | (d) | (d) | | | | (d) | (d) | (d) | | | (d) | | |
| ING FMR[SM] Diversified Mid Cap Portfolio - Service Class | | | | | | | | | | | | | |
| 2013 | 2,805 | $14.08 | to | $23.06 | $ | 59,652 | 0.47% | 0.00% | to | 1.60% | 33.87% | to | 36.01% |
| 2012 | 3,077 | $10.44 | to | $16.96 | $ | 48,491 | 0.53% | 0.00% | to | 1.60% | 12.81% | to | 14.67% |
| 2011 | 4,580 | $9.19 | to | $14.79 | $ | 64,098 | 0.20% | 0.00% | to | 1.60% | -12.28% | to | -10.93% |
| 2010 | 4,086 | $10.41 | to | $16.61 | $ | 64,558 | 0.15% | 0.00% | to | 1.80% | 26.45% | to | 28.45% |
| 2009 | 3,350 | $8.18 | to | $12.94 | $ | 41,611 | 0.53% | 0.00% | to | 1.50% | 37.05% | to | 39.14% |

| | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | | | Total Return[C] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **ING FMR[SM] Diversified Mid Cap Portfolio - Service 2 Class** | | | | | | | | | | | | |
| 2013 | 3 | $13.16 | | $ | 38 | - | 0.35% | | | 35.39% | | |
| 2012 | 1 | $9.72 | | $ | 8 | - | 0.35% | | | 14.08% | | |
| 2011 | 1 | $8.52 | | $ | 12 | (c) | 0.35% | | | (c) | | |
| 2010 | (c) | (c) | | | (c) | (c) | (c) | | | (c) | | |
| 2009 | (c) | (c) | | | (c) | (c) | (c) | | | (c) | | |
| **ING Global Resources Portfolio - Adviser Class** | | | | | | | | | | | | |
| 2013 | - | $9.54 | | $ | 1 | - | 0.35% | | | 12.77% | | |
| 2012 | - | $8.46 | | $ | 2 | - | 0.35% | | | -3.42% | | |
| 2011 | - | $8.76 | | $ | 2 | (c) | 0.35% | | | (c) | | |
| 2010 | (c) | (c) | | | (c) | (c) | (c) | | | (c) | | |
| 2009 | (c) | (c) | | | (c) | (c) | (c) | | | (c) | | |
| **ING Global Resources Portfolio - Institutional Class** | | | | | | | | | | | | |
| 2013 | 2 | $13.82 | | $ | 28 | - | 0.20% | | | 13.65% | | |
| 2012 | 2 | $12.16 | | $ | 26 | - | 0.20% | | | -2.80% | | |
| 2011 | 2 | $12.51 | | $ | 30 | - | 0.20% | | | -9.08% | | |
| 2010 | 2 | $13.76 | | $ | 33 | - | 0.20% | | | 21.66% | | |
| 2009 | 2 | $11.31 | | $ | 27 | - | 0.20% | | | 37.59% | | |
| **ING Global Resources Portfolio - Service Class** | | | | | | | | | | | | |
| 2013 | 7,743 | $9.64 | to | $14.93 | $ 97,667 | 0.94% | 0.00% | to | 1.50% | 11.89% | to | 13.63% |
| 2012 | 9,081 | $8.56 | to | $13.18 | $ 101,734 | 0.79% | 0.00% | to | 1.50% | -4.24% | to | -2.84% |
| 2011 | 10,492 | $8.89 | to | $13.59 | $ 122,291 | 0.60% | 0.00% | to | 1.50% | -10.51% | to | -9.13% |
| 2010 | 10,301 | $9.88 | to | $15.01 | $ 133,413 | 0.85% | 0.00% | to | 1.50% | 19.77% | to | 21.64% |
| 2009 | 10,029 | $8.19 | to | $12.38 | $ 107,768 | 0.30% | 0.00% | to | 1.50% | 35.47% | to | 37.64% |
| **ING Invesco Growth and Income Portfolio - Institutional Class** | | | | | | | | | | | | |
| 2013 | 886 | $13.84 | to | $13.93 | $ 12,257 | 1.54% | 0.00% | to | 0.45% | 33.59% | to | 34.20% |
| 2012 | 634 | $10.36 | to | $10.38 | $ 6,568 | (d) | 0.00% | to | 0.45% | (d) | | |
| 2011 | (d) | (d) | | | (d) | (d) | (d) | | | (d) | | |
| 2010 | (d) | (d) | | | (d) | (d) | (d) | | | (d) | | |
| 2009 | (d) | (d) | | | (d) | (d) | (d) | | | (d) | | |

| | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | | | Total Return[C] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **ING Invesco Growth and Income Portfolio - Service Class** | | | | | | | | | | | | | |
| 2013 | 1,496 | $13.18 | to | $18.79 | $ | 25,945 | 1.37% | 0.00% | to | 1.50% | 31.89% | to | 33.98% |
| 2012 | 1,367 | $9.94 | to | $14.04 | $ | 17,841 | 2.25% | 0.00% | to | 1.50% | 12.91% | to | 14.61% |
| 2011 | 1,721 | $8.75 | to | $12.25 | $ | 19,901 | 1.21% | 0.00% | to | 1.50% | -3.65% | to | -2.16% |
| 2010 | 1,829 | $9.03 | to | $12.52 | $ | 21,766 | 0.24% | 0.00% | to | 1.50% | 10.79% | to | 12.49% |
| 2009 | 1,715 | $8.09 | to | $11.13 | $ | 18,265 | 1.34% | 0.00% | to | 1.50% | 22.12% | to | 23.98% |
| **ING JPMorgan Emerging Markets Equity Portfolio - Adviser Class** | | | | | | | | | | | | | |
| 2013 | 15 | $17.85 | | | $ | 265 | 0.70% | 0.35% | | | -6.40% | | |
| 2012 | 16 | $19.07 | | | $ | 307 | - | 0.35% | | | 18.30% | | |
| 2011 | 18 | $16.12 | | | $ | 286 | 0.87% | 0.35% | | | -18.83% | | |
| 2010 | 20 | $19.86 | | | $ | 405 | 0.48% | 0.35% | | | 19.49% | | |
| 2009 | 25 | $16.62 | | | $ | 421 | 1.01% | 0.35% | | | 70.29% | | |
| **ING JPMorgan Emerging Markets Equity Portfolio - Institutional Class** | | | | | | | | | | | | | |
| 2013 | 1,302 | $18.57 | to | $18.67 | $ | 24,242 | 1.13% | 0.95% | to | 1.20% | -6.54% | to | -6.37% |
| 2012 | 1,631 | $19.87 | to | $19.94 | $ | 32,471 | - | 0.95% | to | 1.10% | 17.99% | to | 18.20% |
| 2011 | 1,715 | $16.84 | to | $16.87 | $ | 28,902 | 1.10% | 0.95% | to | 1.00% | -18.84% | to | -18.82% |
| 2010 | 1,953 | $20.75 | to | $20.78 | $ | 40,548 | 0.67% | 0.95% | to | 1.00% | 19.39% | to | 19.49% |
| 2009 | 2,123 | $17.38 | to | $17.39 | $ | 36,901 | 1.51% | 0.95% | to | 1.00% | 70.32% | to | 70.39% |
| **ING JPMorgan Emerging Markets Equity Portfolio - Service Class** | | | | | | | | | | | | | |
| 2013 | 973 | $8.88 | to | $23.46 | $ | 20,444 | 0.87% | 0.00% | to | 1.50% | -7.12% | to | -5.78% |
| 2012 | 1,166 | $9.51 | to | $24.70 | $ | 26,309 | - | 0.00% | to | 1.50% | 17.35% | to | 19.08% |
| 2011 | 1,268 | $8.05 | to | $20.76 | $ | 23,894 | 0.83% | 0.00% | to | 1.50% | -19.51% | to | -18.26% |
| 2010 | 1,441 | $9.94 | to | $25.42 | $ | 33,720 | 0.48% | 0.00% | to | 1.55% | 18.45% | to | 20.31% |
| 2009 | 1,541 | $8.33 | to | $21.25 | $ | 30,187 | 1.31% | 0.00% | to | 1.55% | 68.93% | to | 71.51% |
| **ING JPMorgan Small Cap Core Equity Portfolio - Adviser Class** | | | | | | | | | | | | | |
| 2013 | 1 | $14.78 | | | $ | 22 | - | 0.35% | | | 38.13% | | |
| 2012 | 1 | $10.70 | | | $ | 16 | - | 0.35% | | | 17.84% | | |
| 2011 | 1 | $9.08 | | | $ | 9 | (c) | 0.35% | | | (c) | | |
| 2010 | (c) | (c) | | | | (c) | (c) | (c) | | | (c) | | |
| 2009 | (c) | (c) | | | | (c) | (c) | (c) | | | (c) | | |

| | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | | | Total Return[C] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| ING JPMorgan Small Cap Core Equity Portfolio - Institutional Class | | | | | | | | | | | | | |
| 2013 | 1,325 | $14.69 | to | $14.78 | $ | 19,469 | 0.95% | 0.00% | to | 0.45% | 38.72% | to | 39.43% |
| 2012 | 851 | $10.59 | to | $10.60 | $ | 9,013 | (d) | 0.00% | to | 0.45% | | (d) | |
| 2011 | (d) | | (d) | | | (d) | (d) | | (d) | | | (d) | |
| 2010 | (d) | | (d) | | | (d) | (d) | | (d) | | | (d) | |
| 2009 | (d) | | (d) | | | (d) | (d) | | (d) | | | (d) | |
| ING JPMorgan Small Cap Core Equity Portfolio - Service Class | | | | | | | | | | | | | |
| 2013 | 816 | $16.48 | to | $24.02 | $ | 17,992 | 0.83% | 0.00% | to | 1.65% | 36.86% | to | 39.00% |
| 2012 | 524 | $11.97 | to | $17.29 | $ | 8,402 | 0.25% | 0.00% | to | 1.50% | 16.92% | to | 18.67% |
| 2011 | 631 | $10.18 | to | $14.57 | $ | 8,714 | 0.37% | 0.00% | to | 1.50% | -2.80% | to | -1.29% |
| 2010 | 466 | $10.41 | to | $14.76 | $ | 6,554 | 0.28% | 0.00% | to | 1.50% | 24.86% | to | 26.70% |
| 2009 | 324 | $8.29 | to | $11.65 | $ | 3,617 | 0.45% | 0.00% | to | 1.50% | 25.40% | to | 27.40% |
| ING Large Cap Growth Portfolio - Adviser Class | | | | | | | | | | | | | |
| 2013 | 12 | | $15.71 | | $ | 187 | 0.58% | | 0.35% | | | 29.83% | |
| 2012 | 13 | | $12.10 | | $ | 155 | 0.75% | | 0.35% | | | 17.13% | |
| 2011 | 11 | | $10.33 | | $ | 113 | (c) | | 0.35% | | | (c) | |
| 2010 | (c) | | (c) | | | (c) | (c) | | (c) | | | (c) | |
| 2009 | (c) | | (c) | | | (c) | (c) | | (c) | | | (c) | |
| ING Large Cap Growth Portfolio - Institutional Class | | | | | | | | | | | | | |
| 2013 | 16,193 | $15.41 | to | $21.32 | $ | 254,592 | 0.54% | 0.00% | to | 1.50% | 29.01% | to | 31.09% |
| 2012 | 15,966 | $11.94 | to | $16.43 | $ | 193,340 | 0.58% | 0.00% | to | 1.50% | 16.26% | to | 18.10% |
| 2011 | 12,873 | $10.27 | to | $14.05 | $ | 133,022 | (c) | 0.00% | to | 1.50% | | (c) | |
| 2010 | (c) | | (c) | | | (c) | (c) | | (c) | | | (c) | |
| 2009 | (c) | | (c) | | | (c) | (c) | | (c) | | | (c) | |
| ING Large Cap Growth Portfolio - Service Class | | | | | | | | | | | | | |
| 2013 | 110 | $15.63 | to | $24.06 | $ | 1,972 | 0.52% | 0.00% | to | 1.40% | 28.82% | to | 30.64% |
| 2012 | 25 | $12.06 | to | $13.93 | $ | 338 | 0.33% | 0.00% | to | 1.40% | 16.14% | to | 17.87% |
| 2011 | 25 | $10.32 | to | $15.22 | $ | 266 | 0.11% | 0.00% | to | 1.40% | | 1.74% | |
| 2010 | 217 | $14.96 | to | $15.29 | $ | 3,252 | 0.33% | 0.00% | to | 0.50% | 13.68% | to | 14.19% |
| 2009 | 29 | $13.16 | to | $13.39 | $ | 378 | 0.48% | 0.00% | to | 0.50% | 41.81% | to | 42.45% |

| | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | | | Total Return[C] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **ING Large Cap Value Portfolio - Adviser Class** | | | | | | | | | | | | | |
| 2013 | 3 | $10.58 | | | $ | 29 | (e) | 0.35% | | | (e) | | |
| 2012 | (e) | (e) | | | | (e) | (e) | (e) | | | (e) | | |
| 2011 | (e) | (e) | | | | (e) | (e) | (e) | | | (e) | | |
| 2010 | (e) | (e) | | | | (e) | (e) | (e) | | | (e) | | |
| 2009 | (e) | (e) | | | | (e) | (e) | (e) | | | (e) | | |
| **ING Large Cap Value Portfolio - Institutional Class** | | | | | | | | | | | | | |
| 2013 | 27,029 | $11.74 | to | $14.08 | $ | 342,341 | 2.16% | 0.00% | to | 1.95% | 28.31% | to | 30.92% |
| 2012 | 22,249 | $9.15 | to | $10.76 | $ | 217,365 | 2.56% | 0.00% | to | 1.95% | 12.41% | to | 14.71% |
| 2011 | 24,706 | $8.14 | to | $9.38 | $ | 212,312 | 1.28% | 0.00% | to | 1.95% | 1.50% | to | 3.53% |
| 2010 | 16,432 | $8.02 | to | $9.06 | $ | 137,628 | 2.49% | 0.00% | to | 1.95% | 17.08% | to | 19.37% |
| 2009 | 17,629 | $6.85 | to | $7.59 | $ | 124,824 | - | 0.00% | to | 1.95% | 10.45% | to | 12.77% |
| **ING Large Cap Value Portfolio - Service Class** | | | | | | | | | | | | | |
| 2013 | 100 | $11.22 | to | $13.29 | $ | 1,259 | 1.73% | 0.10% | to | 1.55% | 28.68% | to | 30.07% |
| 2012 | 72 | $9.24 | to | $9.91 | $ | 708 | 2.35% | 0.50% | to | 1.55% | 12.55% | to | 13.78% |
| 2011 | 95 | $8.21 | to | $8.71 | $ | 821 | 1.94% | 0.50% | to | 1.55% | | 2.18% | |
| 2010 | - | $8.26 | | | $ | 3 | - | 1.05% | | | | 18.00% | |
| 2009 | - | $7.00 | | | $ | 3 | - | 1.05% | | | | - | |
| **ING Limited Maturity Bond Portfolio - Adviser Class** | | | | | | | | | | | | | |
| 2013 | 2 | $10.06 | | | $ | 18 | - | 0.35% | | | | - | |
| 2012 | 2 | $10.06 | | | $ | 17 | (d) | 0.35% | | | | (d) | |
| 2011 | (d) | (d) | | | | (d) | (d) | (d) | | | | (d) | |
| 2010 | (d) | (d) | | | | (d) | (d) | (d) | | | | (d) | |
| 2009 | (d) | (d) | | | | (d) | (d) | (d) | | | | (d) | |
| **ING Marsico Growth Portfolio - Institutional Class** | | | | | | | | | | | | | |
| 2013 | 889 | $14.28 | to | $15.56 | $ | 13,006 | 1.07% | 0.00% | to | 1.50% | 33.83% | to | 35.90% |
| 2012 | 893 | $10.64 | to | $11.45 | $ | 9,713 | 0.71% | 0.00% | to | 1.50% | 8.02% | to | 12.92% |
| 2011 | 904 | $9.58 | to | $10.14 | $ | 8,799 | 0.51% | 0.00% | to | 1.50% | -2.84% | to | -1.46% |
| 2010 | 921 | $9.82 | to | $10.29 | $ | 9,178 | 0.69% | 0.00% | to | 1.50% | 18.35% | to | 20.07% |
| 2009 | 881 | $8.25 | to | $8.57 | $ | 7,384 | 1.17% | 0.00% | to | 1.50% | 27.33% | to | 31.01% |

| | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | | | Total Return[C] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **ING Marsico Growth Portfolio - Service Class** | | | | | | | | | | | | | |
| 2013 | 6 | $15.01 | to | $18.07 | $ | 99 | 1.02% | 0.35% | to | 1.35% | 33.73% | to | 34.98% |
| 2012 | 8 | $11.12 | to | $13.41 | $ | 97 | 0.30% | 0.35% | to | 1.45% | 10.94% | to | 12.21% |
| 2011 | 48 | $9.91 | to | $12.28 | $ | 570 | 0.18% | 0.25% | to | 1.45% | -2.98% | to | -1.84% |
| 2010 | 43 | $10.12 | to | $12.51 | $ | 522 | 0.47% | 0.25% | to | 1.35% | 18.32% | to | 19.48% |
| 2009 | 33 | $8.47 | to | $10.35 | $ | 337 | 0.62% | 0.35% | to | 1.50% | 27.96% | to | 28.53% |
| **ING MFS Total Return Portfolio - Adviser Class** | | | | | | | | | | | | | |
| 2013 | 69 | | $15.08 | | $ | 1,034 | 2.21% | | 0.35% | | | 17.90% | |
| 2012 | 89 | | $12.79 | | $ | 1,139 | 2.21% | | 0.35% | | | 10.35% | |
| 2011 | 97 | | $11.59 | | $ | 1,120 | 2.56% | | 0.35% | | | 0.87% | |
| 2010 | 93 | | $11.49 | | $ | 1,070 | 0.41% | | 0.35% | | | 9.12% | |
| 2009 | 85 | | $10.53 | | $ | 896 | 2.58% | | 0.35% | | | 17.13% | |
| **ING MFS Total Return Portfolio - Institutional Class** | | | | | | | | | | | | | |
| 2013 | 4,397 | $14.30 | to | $14.38 | $ | 63,035 | 2.36% | 0.95% | to | 1.20% | 17.60% | to | 17.87% |
| 2012 | 4,607 | $12.16 | to | $12.20 | $ | 56,102 | 2.74% | 0.95% | to | 1.10% | 10.24% | to | 10.41% |
| 2011 | 5,037 | $11.03 | to | $11.05 | $ | 55,604 | 2.69% | 0.95% | to | 1.00% | 0.82% | to | 0.91% |
| 2010 | 5,492 | $10.94 | to | $10.95 | $ | 60,109 | 0.45% | 0.95% | to | 1.00% | 9.06% | to | 9.07% |
| 2009 | 5,815 | $10.03 | to | $10.04 | $ | 58,354 | 2.74% | 0.95% | to | 1.00% | 17.02% | to | 17.04% |
| **ING MFS Total Return Portfolio - Service Class** | | | | | | | | | | | | | |
| 2013 | 1,531 | $12.65 | to | $21.09 | $ | 28,789 | 2.18% | 0.00% | to | 1.65% | 16.76% | to | 18.64% |
| 2012 | 1,604 | $10.76 | to | $17.81 | $ | 25,679 | 2.46% | 0.00% | to | 1.65% | 9.38% | to | 11.27% |
| 2011 | 1,712 | $9.76 | to | $16.06 | $ | 24,886 | 2.43% | 0.00% | to | 1.65% | 0.07% | to | 1.52% |
| 2010 | 1,795 | $9.70 | to | $15.85 | $ | 25,934 | 0.45% | 0.00% | to | 1.50% | 8.18% | to | 9.90% |
| 2009 | 1,926 | $8.90 | to | $14.70 | $ | 25,683 | 2.51% | 0.00% | to | 1.55% | 16.03% | to | 17.88% |
| **ING MFS Utilities Portfolio - Service Class** | | | | | | | | | | | | | |
| 2013 | 2,187 | $13.19 | to | $26.11 | $ | 52,403 | 2.09% | 0.00% | to | 1.50% | 18.38% | to | 20.21% |
| 2012 | 2,264 | $11.07 | to | $21.73 | $ | 45,560 | 3.18% | 0.00% | to | 1.50% | 11.64% | to | 13.30% |
| 2011 | 2,369 | $9.86 | to | $19.18 | $ | 42,549 | 3.65% | 0.00% | to | 1.50% | 4.77% | to | 6.40% |
| 2010 | 2,219 | $9.35 | to | $18.03 | $ | 37,746 | 2.63% | 0.00% | to | 1.50% | 12.01% | to | 13.72% |
| 2009 | 2,258 | $8.29 | to | $15.86 | $ | 34,116 | 5.53% | 0.00% | to | 1.50% | 30.80% | to | 32.83% |

| | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | | | Total Return[C] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| ING Morgan Stanley Global Franchise Portfolio - Adviser Class | | | | | | | | | | | | | |
| 2013 | 3 | | $13.32 | | $ | 37 | 2.94% | | 0.35% | | | 18.61% | | |
| 2012 | 3 | | $11.23 | | $ | 31 | 4.35% | | 0.35% | | | 14.94% | | |
| 2011 | 1 | | $9.77 | | $ | 15 | (c) | | 0.35% | | | (c) | | |
| 2010 | (c) | | (c) | | | (c) | (c) | | (c) | | | (c) | | |
| 2009 | (c) | | (c) | | | (c) | (c) | | (c) | | | (c) | | |
| ING Multi-Manager Large Cap Core Portfolio - Institutional Class | | | | | | | | | | | | | |
| 2013 | 1,721 | $12.19 | to | $15.44 | $ | 24,438 | 0.97% | 0.00% | to | 1.95% | 28.10% | to | 30.74% |
| 2012 | 1,794 | $9.41 | to | $11.93 | $ | 19,631 | 1.55% | 0.00% | to | 1.95% | 8.29% | to | 10.53% |
| 2011 | 1,981 | $8.60 | to | $10.90 | $ | 19,761 | 1.67% | 0.00% | to | 1.95% | -6.14% | to | -4.24% |
| 2010 | 1,963 | $9.06 | to | $11.50 | $ | 20,602 | 1.34% | 0.00% | to | 1.95% | 13.87% | to | 16.17% |
| 2009 | 1,654 | $7.87 | to | $10.00 | $ | 15,047 | 1.46% | 0.00% | to | 1.95% | 22.54% | to | 24.41% |
| ING Multi-Manager Large Cap Core Portfolio - Service Class | | | | | | | | | | | | | |
| 2013 | 25 | $13.14 | to | $13.92 | $ | 338 | 0.65% | 0.75% | to | 1.50% | 28.32% | to | 29.19% |
| 2012 | 26 | $10.24 | to | $10.73 | $ | 273 | 1.47% | 0.80% | to | 1.50% | 8.70% | to | 9.49% |
| 2011 | 28 | $9.42 | to | $9.80 | $ | 271 | 1.08% | 0.80% | to | 1.50% | -5.85% | to | -5.31% |
| 2010 | 46 | $10.00 | to | $10.52 | $ | 473 | 1.21% | 0.45% | to | 1.55% | 14.27% | to | 15.22% |
| 2009 | 39 | $8.83 | to | $9.13 | $ | 353 | 1.73% | 0.45% | to | 1.35% | 22.44% | to | 23.00% |
| ING PIMCO High Yield Portfolio - Adviser Class | | | | | | | | | | | | | |
| 2013 | 4 | | $11.77 | | $ | 46 | 6.19% | | 0.35% | | | 4.81% | | |
| 2012 | 5 | | $11.23 | | $ | 51 | 5.00% | | 0.35% | | | 13.32% | | |
| 2011 | 3 | | $9.91 | | $ | 29 | (c) | | 0.35% | | | (c) | | |
| 2010 | (c) | | (c) | | | (c) | (c) | | (c) | | | (c) | | |
| 2009 | (c) | | (c) | | | (c) | (c) | | (c) | | | (c) | | |
| ING PIMCO High Yield Portfolio - Institutional Class | | | | | | | | | | | | | |
| 2013 | 2,397 | $11.00 | to | $17.24 | $ | 31,115 | 6.14% | 0.00% | to | 1.20% | 4.64% | to | 5.83% |
| 2012 | 2,180 | $10.44 | to | $16.43 | $ | 28,658 | 5.51% | 0.00% | to | 1.10% | 13.20% | to | 13.31% |
| 2011 | 697 | $14.47 | to | $14.50 | $ | 10,100 | 7.87% | 0.95% | to | 1.00% | 3.65% | to | 3.72% |
| 2010 | 491 | $13.96 | to | $13.98 | $ | 6,858 | 7.29% | 0.95% | to | 1.00% | 13.40% | to | 13.47% |
| 2009 | 278 | $12.31 | to | $12.32 | $ | 3,426 | 7.29% | 0.95% | to | 1.00% | 48.26% | to | 48.31% |

| | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | | | Total Return[C] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **ING PIMCO High Yield Portfolio - Service Class** | | | | | | | | | | | | |
| 2013 | 1,517 | $15.78 | to | $19.70 | $ 27,339 | 5.94% | 0.00% | to | 1.50% | 4.07% | to | 5.63% |
| 2012 | 1,792 | $15.08 | to | $18.65 | $ 30,849 | 6.94% | 0.00% | to | 1.50% | 12.30% | to | 14.08% |
| 2011 | 1,538 | $13.34 | to | $16.36 | $ 23,607 | 7.03% | 0.00% | to | 1.50% | 2.85% | to | 4.47% |
| 2010 | 1,397 | $12.89 | to | $15.66 | $ 20,723 | 7.21% | 0.00% | to | 1.50% | 12.60% | to | 14.27% |
| 2009 | 969 | $11.37 | to | $13.71 | $ 12,663 | 8.04% | 0.00% | to | 1.50% | 47.07% | to | 49.41% |
| **ING T. Rowe Price Capital Appreciation Portfolio - Adviser Class** | | | | | | | | | | | | |
| 2013 | 26 | $13.31 | | | $ 346 | 1.11% | 0.35% | | | 21.33% | | |
| 2012 | 18 | $10.97 | | | $ 195 | 1.76% | 0.35% | | | 13.68% | | |
| 2011 | 15 | $9.65 | | | $ 146 | (c) | 0.35% | | | (c) | | |
| 2010 | (c) | (c) | | | (c) | (c) | (c) | | | (c) | | |
| 2009 | (c) | (c) | | | (c) | (c) | (c) | | | (c) | | |
| **ING T. Rowe Price Capital Appreciation Portfolio - Institutional Class** | | | | | | | | | | | | |
| 2013 | 12,616 | $12.66 | to | $12.74 | $ 159,719 | 1.46% | 0.00% | to | 0.45% | 21.97% | to | 22.50% |
| 2012 | 10,830 | $10.38 | to | $10.40 | $ 112,414 | (d) | 0.00% | to | 0.45% | (d) | | |
| 2011 | (d) | (d) | | | (d) | (d) | (d) | | | (d) | | |
| 2010 | (d) | (d) | | | (d) | (d) | (d) | | | (d) | | |
| 2009 | (d) | (d) | | | (d) | (d) | (d) | | | (d) | | |
| **ING T. Rowe Price Capital Appreciation Portfolio - Service Class** | | | | | | | | | | | | |
| 2013 | 25,445 | $14.93 | to | $20.92 | $ 489,494 | 1.16% | 0.00% | to | 1.55% | 20.31% | to | 22.22% |
| 2012 | 23,795 | $12.33 | to | $17.12 | $ 377,748 | 1.56% | 0.00% | to | 1.55% | 12.76% | to | 14.52% |
| 2011 | 28,088 | $10.86 | to | $14.95 | $ 396,097 | 1.97% | 0.00% | to | 1.55% | 1.28% | to | 2.89% |
| 2010 | 25,529 | $10.65 | to | $14.53 | $ 352,842 | 1.74% | 0.00% | to | 1.55% | 12.32% | to | 13.97% |
| 2009 | 21,112 | $9.42 | to | $12.75 | $ 257,927 | 2.05% | 0.00% | to | 1.55% | 31.08% | to | 33.33% |
| **ING T. Rowe Price Equity Income Portfolio - Adviser Class** | | | | | | | | | | | | |
| 2013 | 109 | $16.52 | | | $ 1,793 | 1.34% | 0.35% | | | 28.86% | | |
| 2012 | 128 | $12.82 | | | $ 1,638 | 1.75% | 0.35% | | | 16.23% | | |
| 2011 | 131 | $11.03 | | | $ 1,447 | 1.86% | 0.35% | | | -1.52% | | |
| 2010 | 121 | $11.20 | | | $ 1,354 | 1.31% | 0.35% | | | 14.17% | | |
| 2009 | 142 | $9.81 | | | $ 1,389 | 1.56% | 0.35% | | | 24.18% | | |

| | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | | | Total Return[C] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| ING T. Rowe Price Equity Income Portfolio - Service Class | | | | | | | | | | | | | |
| 2013 | 5,436 | $12.93 | to | $26.63 | $ | 122,461 | 1.61% | 0.00% | to | 1.65% | 27.59% | to | 30.09% |
| 2012 | 5,641 | $10.06 | to | $20.53 | $ | 104,568 | 1.97% | 0.00% | to | 1.65% | 15.46% | to | 17.25% |
| 2011 | 6,232 | $8.66 | to | $17.51 | $ | 100,170 | 1.97% | 0.00% | to | 1.50% | -2.41% | to | -0.89% |
| 2010 | 6,508 | $8.82 | to | $17.67 | $ | 106,214 | 1.54% | 0.00% | to | 1.65% | 13.06% | to | 15.00% |
| 2009 | 7,785 | $7.73 | to | $15.37 | $ | 110,806 | 1.81% | 0.00% | to | 1.65% | 22.83% | to | 24.96% |
| ING T. Rowe Price International Stock Portfolio - Adviser Class | | | | | | | | | | | | | |
| 2013 | 12 | | $10.22 | | $ | 120 | 0.90% | | 0.35% | | | 13.56% | |
| 2012 | 11 | | $9.00 | | $ | 102 | - | | 0.35% | | | 17.96% | |
| 2011 | 11 | | $7.63 | | $ | 83 | 3.66% | | 0.35% | | | -13.00% | |
| 2010 | 9 | | $8.77 | | $ | 81 | 0.78% | | 0.35% | | | 13.02% | |
| 2009 | 23 | | $7.76 | | $ | 175 | - | | 0.35% | | | 36.62% | |
| ING T. Rowe Price International Stock Portfolio - Service Class | | | | | | | | | | | | | |
| 2013 | 487 | $8.81 | to | $17.64 | $ | 7,898 | 1.06% | 0.00% | to | 1.50% | 12.58% | to | 14.39% |
| 2012 | 527 | $7.78 | to | $15.43 | $ | 7,554 | 0.28% | 0.00% | to | 1.50% | 17.02% | to | 18.78% |
| 2011 | 564 | $6.61 | to | $12.99 | $ | 6,872 | 3.63% | 0.00% | to | 1.50% | -13.67% | to | -12.35% |
| 2010 | 579 | $7.60 | to | $14.82 | $ | 8,102 | 1.37% | 0.00% | to | 1.50% | 12.11% | to | 13.82% |
| 2009 | 690 | $6.74 | to | $13.02 | $ | 8,576 | 1.20% | 0.00% | to | 1.50% | 35.49% | to | 37.63% |
| ING Templeton Global Growth Portfolio - Institutional Class | | | | | | | | | | | | | |
| 2013 | 39 | $20.02 | to | $21.46 | $ | 813 | 1.57% | 0.55% | to | 1.45% | 29.08% | to | 30.21% |
| 2012 | 52 | $15.51 | to | $16.42 | $ | 841 | 1.94% | 0.60% | to | 1.45% | 20.23% | to | 21.27% |
| 2011 | 53 | $12.90 | to | $13.54 | $ | 709 | 1.80% | 0.60% | to | 1.45% | -6.86% | to | -6.04% |
| 2010 | 52 | $13.78 | to | $14.41 | $ | 735 | 1.63% | 0.60% | to | 1.55% | 6.33% | to | 7.38% |
| 2009 | 56 | $12.86 | to | $13.42 | $ | 738 | 3.04% | 0.60% | to | 1.75% | 30.43% | to | 31.96% |
| ING Templeton Global Growth Portfolio - Service Class | | | | | | | | | | | | | |
| 2013 | 511 | $12.10 | to | $14.47 | $ | 6,959 | 1.65% | 0.00% | to | 1.50% | 28.73% | to | 30.65% |
| 2012 | 458 | $9.34 | to | $11.11 | $ | 4,823 | 1.78% | 0.00% | to | 1.50% | 19.93% | to | 21.73% |
| 2011 | 438 | $7.74 | to | $9.14 | $ | 3,825 | 1.81% | 0.00% | to | 1.50% | -7.10% | to | -5.69% |
| 2010 | 395 | $8.29 | to | $9.72 | $ | 3,693 | 1.47% | 0.00% | to | 1.50% | 6.15% | to | 7.79% |
| 2009 | 402 | $7.75 | to | $9.11 | $ | 3,525 | 2.24% | 0.00% | to | 1.50% | 30.21% | to | 32.26% |

| | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | | | Total Return[C] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **ING U.S. Stock Index Portfolio - Institutional Class** | | | | | | | | | | | | | |
| 2013 | 802 | $13.72 | to | $19.93 | $ | 14,396 | 2.25% | 0.00% | to | 1.40% | 30.43% | to | 32.34% |
| 2012 | 534 | $10.44 | to | $15.09 | $ | 7,900 | 1.98% | 0.00% | to | 1.25% | 14.36% | to | 15.81% |
| 2011 | 532 | $11.84 | to | $13.03 | $ | 6,870 | 2.11% | 0.00% | to | 1.25% | 0.50% | to | 1.80% |
| 2010 | 473 | $11.98 | to | $12.80 | $ | 6,021 | 1.76% | 0.00% | to | 1.25% | 13.34% | to | 14.72% |
| 2009 | 356 | $10.54 | to | $11.16 | $ | 3,952 | 0.73% | 0.00% | to | 1.25% | 24.65% | to | 26.30% |
| **ING Money Market Portfolio - Class I** | | | | | | | | | | | | | |
| 2013 | 18,772 | $9.87 | to | $56.80 | $ | 281,491 | - | 0.00% | to | 1.85% | | -1.79% | |
| 2012 | 19,232 | $10.05 | to | $57.08 | $ | 295,287 | 0.03% | 0.00% | to | 1.85% | -1.53% | to | 0.07% |
| 2011 | 21,788 | $10.14 | to | $57.32 | $ | 341,904 | 0.00% | 0.00% | to | 1.60% | -1.51% | to | 0.06% |
| 2010 | 21,616 | $10.23 | to | $57.51 | $ | 342,560 | 0.02% | 0.00% | to | 1.85% | -1.61% | to | 0.29% |
| 2009 | 24,663 | $10.28 | to | $57.57 | $ | 403,501 | 0.30% | 0.00% | to | 2.05% | -1.69% | to | 0.35% |
| **ING Global Real Estate Fund - Class A** | | | | | | | | | | | | | |
| 2013 | 7 | $18.51 | to | $19.30 | $ | 135 | 2.64% | 0.50% | to | 1.40% | 2.21% | to | 3.10% |
| 2012 | 5 | $18.11 | to | $18.72 | $ | 92 | 5.16% | 0.50% | to | 1.40% | 24.30% | to | 24.63% |
| 2011 | 4 | $14.90 | to | $15.02 | $ | 63 | 3.60% | 0.50% | to | 0.80% | | -6.35% | |
| 2010 | 3 | $15.91 | to | $15.95 | $ | 48 | 2.78% | 0.65% | to | 0.80% | | 13.89% | |
| 2009 | 2 | $13.97 | to | $14.00 | $ | 24 | (a) | 0.50% | to | 0.80% | | (a) | |
| **ING International Small Cap Fund - Class A** | | | | | | | | | | | | | |
| 2013 | 23 | $20.33 | to | $22.67 | $ | 500 | 1.53% | 0.00% | to | 1.10% | 27.14% | to | 28.51% |
| 2012 | 25 | $15.64 | to | $17.64 | $ | 418 | 0.90% | 0.00% | to | 1.35% | 18.57% | to | 20.16% |
| 2011 | 79 | $13.14 | to | $14.68 | $ | 1,134 | 1.38% | 0.00% | to | 1.40% | -18.79% | to | -17.62% |
| 2010 | 101 | $15.79 | to | $17.82 | $ | 1,766 | 0.41% | 0.00% | to | 1.75% | 22.40% | to | 24.53% |
| 2009 | 117 | $12.90 | to | $14.31 | $ | 1,642 | 1.31% | 0.00% | to | 1.75% | 42.98% | to | 45.43% |
| **ING American Century Small-Mid Cap Value Portfolio - Adviser Class** | | | | | | | | | | | | | |
| 2013 | 7 | | $19.68 | | $ | 140 | 0.77% | | 0.35% | | | 30.68% | |
| 2012 | 8 | | $15.06 | | $ | 119 | 0.87% | | 0.35% | | | 15.67% | |
| 2011 | 8 | | $13.02 | | $ | 110 | 1.08% | | 0.35% | | | -3.77% | |
| 2010 | 6 | | $13.53 | | $ | 76 | 1.56% | | 0.35% | | | 21.35% | |
| 2009 | 5 | | $11.15 | | $ | 52 | - | | 0.35% | | | 34.66% | |

| | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | | | Total Return[C] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| ING American Century Small-Mid Cap Value Portfolio - Initial Class | | | | | | | | | | | | | |
| 2013 | 1,158 | $13.22 | to | $17.25 | $ | 19,547 | 1.41% | 0.00% | to | 1.40% | 29.96% | to | 31.78% |
| 2012 | 774 | $12.65 | to | $13.09 | $ | 10,028 | 0.02% | 0.00% | to | 1.40% | 14.90% | to | 15.43% |
| 2011 | - | $11.01 | to | $11.08 | $ | 5 | (c) | 0.95% | to | 1.40% | | (c) | |
| 2010 | (c) | | (c) | | | (c) | (c) | | (c) | | | (c) | |
| 2009 | (c) | | (c) | | | (c) | (c) | | (c) | | | (c) | |
| ING American Century Small-Mid Cap Value Portfolio - Service Class | | | | | | | | | | | | | |
| 2013 | 2,324 | $16.43 | to | $29.16 | $ | 57,450 | 1.13% | 0.00% | to | 1.50% | 29.40% | to | 31.40% |
| 2012 | 2,169 | $13.08 | to | $22.20 | $ | 43,640 | 1.22% | 0.00% | to | 1.50% | 14.61% | to | 16.40% |
| 2011 | 2,497 | $10.97 | to | $19.08 | $ | 44,006 | 1.09% | 0.00% | to | 1.50% | -4.57% | to | -3.13% |
| 2010 | 2,506 | $11.41 | to | $19.70 | $ | 45,970 | 1.09% | 0.00% | to | 1.50% | 20.15% | to | 22.06% |
| 2009 | 2,396 | $9.42 | to | $16.14 | $ | 35,995 | 1.64% | 0.00% | to | 1.50% | 33.70% | to | 35.74% |
| ING Baron Growth Portfolio - Adviser Class | | | | | | | | | | | | | |
| 2013 | 28 | | $20.43 | | $ | 571 | 0.60% | | 0.35% | | | 38.04% | |
| 2012 | 96 | | $14.80 | | $ | 1,419 | - | | 0.35% | | | 18.97% | |
| 2011 | 99 | | $12.44 | | $ | 1,233 | - | | 0.35% | | | 1.55% | |
| 2010 | 102 | | $12.25 | | $ | 1,247 | - | | 0.35% | | | 25.77% | |
| 2009 | 97 | | $9.74 | | $ | 947 | - | | 0.35% | | | 34.34% | |
| ING Baron Growth Portfolio - Service Class | | | | | | | | | | | | | |
| 2013 | 6,705 | $10.75 | to | $33.72 | $ | 186,035 | 1.30% | 0.00% | to | 1.55% | 36.74% | to | 38.89% |
| 2012 | 6,184 | $11.46 | to | $24.57 | $ | 129,571 | - | 0.00% | to | 1.55% | 17.77% | to | 19.72% |
| 2011 | 6,828 | $9.66 | to | $20.75 | $ | 121,607 | - | 0.00% | to | 1.55% | 0.69% | to | 2.27% |
| 2010 | 6,913 | $9.54 | to | $20.51 | $ | 122,371 | - | 0.00% | to | 1.75% | 24.28% | to | 26.62% |
| 2009 | 7,089 | $7.60 | to | $16.37 | $ | 100,316 | - | 0.00% | to | 1.75% | 33.14% | to | 35.21% |
| ING Columbia Contrarian Core Portfolio - Service Class | | | | | | | | | | | | | |
| 2013 | 598 | $12.10 | to | $29.32 | $ | 14,676 | 1.41% | 0.00% | to | 1.50% | 32.75% | to | 34.79% |
| 2012 | 653 | $9.06 | to | $21.76 | $ | 12,097 | 0.30% | 0.00% | to | 1.50% | 10.57% | to | 12.31% |
| 2011 | 730 | $8.15 | to | $19.38 | $ | 11,915 | 0.99% | 0.00% | to | 1.50% | -6.09% | to | -4.66% |
| 2010 | 843 | $8.62 | to | $20.33 | $ | 14,440 | 0.40% | 0.00% | to | 1.50% | 10.40% | to | 12.01% |
| 2009 | 840 | $7.76 | to | $18.15 | $ | 12,781 | 0.66% | 0.00% | to | 1.50% | 29.62% | to | 31.62% |

| | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | | | Total Return[C] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| ING Columbia Small Cap Value II Portfolio - Adviser Class | | | | | | | | | | | | | |
| 2013 | 18 | $14.68 | | | $ | 270 | 0.73% | 0.35% | | | 39.15% | | |
| 2012 | 26 | $10.55 | | | $ | 279 | 0.39% | 0.35% | | | 13.56% | | |
| 2011 | 25 | $9.29 | | | $ | 234 | 0.77% | 0.35% | | | -3.23% | | |
| 2010 | 3 | $9.60 | | | $ | 26 | - | 0.35% | | | 24.51% | | |
| 2009 | 3 | $7.71 | | | $ | 21 | (a) | 0.35% | | | (a) | | |
| ING Columbia Small Cap Value II Portfolio - Service Class | | | | | | | | | | | | | |
| 2013 | 337 | $14.58 | to | $16.45 | $ | 5,258 | 0.84% | 0.00% | to | 1.50% | 37.89% | to | 40.00% |
| 2012 | 293 | $10.51 | to | $11.78 | $ | 3,292 | 0.25% | 0.00% | to | 1.50% | 12.47% | to | 14.14% |
| 2011 | 312 | $9.31 | to | $10.34 | $ | 3,093 | 0.51% | 0.00% | to | 1.50% | -4.18% | to | -2.65% |
| 2010 | 231 | $9.81 | to | $10.66 | $ | 2,367 | 1.31% | 0.00% | to | 1.50% | 23.49% | to | 24.97% |
| 2009 | 174 | $8.13 | to | $8.59 | $ | 1,441 | 1.17% | 0.00% | to | 1.50% | 22.81% | to | 24.67% |
| ING Fidelity® VIP Mid Cap Portfolio - Service Class | | | | | | | | | | | | | |
| 2013 | 333 | $14.00 | to | $18.29 | $ | 4,661 | 0.04% | 0.00% | to | 0.45% | 34.74% | to | 35.38% |
| 2012 | 437 | $10.39 | to | $13.51 | $ | 4,543 | - | 0.00% | to | 0.45% | 14.30% | | |
| 2011 | 692 | $11.51 | to | $11.82 | $ | 7,970 | 0.17% | 0.00% | to | 0.50% | -11.53% | to | -11.13% |
| 2010 | 1,084 | $13.01 | to | $13.30 | $ | 14,099 | 0.52% | 0.00% | to | 0.50% | 27.55% | to | 28.13% |
| 2009 | 966 | $10.20 | to | $10.38 | $ | 9,850 | 4.74% | 0.00% | to | 0.50% | 38.59% | to | 39.33% |
| ING Global Bond Portfolio - Adviser Class | | | | | | | | | | | | | |
| 2013 | 23 | $14.27 | | | $ | 323 | 1.69% | 0.35% | | | -4.87% | | |
| 2012 | 26 | $15.00 | | | $ | 388 | 5.74% | 0.35% | | | 6.99% | | |
| 2011 | 29 | $14.02 | | | $ | 413 | 7.47% | 0.35% | | | 2.94% | | |
| 2010 | 35 | $13.62 | | | $ | 471 | 3.38% | 0.35% | | | 14.74% | | |
| 2009 | 20 | $11.87 | | | $ | 239 | 2.82% | 0.35% | | | 20.63% | | |
| ING Global Bond Portfolio - Initial Class | | | | | | | | | | | | | |
| 2013 | 8,054 | $12.33 | to | $15.45 | $ | 113,498 | 2.06% | 0.00% | to | 1.95% | -6.10% | to | -2.83% |
| 2012 | 10,197 | $12.96 | to | $16.05 | $ | 151,398 | 6.15% | 0.00% | to | 1.95% | 5.04% | to | 7.95% |
| 2011 | 11,179 | $12.12 | to | $14.91 | $ | 155,537 | 7.58% | 0.00% | to | 1.95% | 1.72% | to | 3.76% |
| 2010 | 11,430 | $11.79 | to | $14.38 | $ | 154,688 | 3.10% | 0.00% | to | 1.95% | 13.56% | to | 17.21% |
| 2009 | 11,306 | $10.26 | to | $12.40 | $ | 132,935 | 4.07% | 0.00% | to | 1.95% | 18.29% | to | 22.41% |

| | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | | | Total Return[C] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| ING Global Bond Portfolio - Service Class | | | | | | | | | | | | | |
| 2013 | 76 | $11.97 | to | $13.18 | $ | 955 | 1.68% | 0.00% | to | 1.50% | -5.72% | to | -4.30% |
| 2012 | 98 | $12.68 | to | $13.98 | $ | 1,301 | 5.93% | 0.00% | to | 1.50% | 6.07% | to | 7.38% |
| 2011 | 72 | $11.94 | to | $13.18 | $ | 891 | 10.87% | 0.25% | to | 1.50% | 1.93% | to | 3.12% |
| 2010 | 90 | $11.68 | to | $12.93 | $ | 1,077 | 2.73% | 0.35% | to | 1.50% | 13.82% | to | 15.15% |
| 2009 | 58 | $10.25 | to | $11.36 | $ | 609 | 5.09% | 0.35% | to | 1.50% | 19.58% | to | 20.85% |
| ING Index Solution 2015 Portfolio - Initial Class | | | | | | | | | | | | | |
| 2013 | 42 | $12.69 | to | $15.67 | $ | 631 | 2.66% | 0.30% | to | 1.40% | 8.41% | to | 9.05% |
| 2012 | 20 | $11.68 | to | $14.37 | $ | 270 | 2.14% | 0.80% | to | 1.40% | 9.01% | to | 9.40% |
| 2011 | 1 | $10.70 | to | $13.08 | $ | 11 | (c) | 0.95% | to | 1.40% | | (c) | |
| 2010 | (c) | (c) | | | | (c) | (c) | (c) | | | | (c) | |
| 2009 | (c) | (c) | | | | (c) | (c) | (c) | | | | (c) | |
| ING Index Solution 2015 Portfolio - Service Class | | | | | | | | | | | | | |
| 2013 | 41 | $13.13 | to | $15.49 | $ | 586 | 1.46% | 0.00% | to | 1.20% | 8.80% | to | 9.69% |
| 2012 | 58 | $11.97 | to | $14.23 | $ | 787 | 1.79% | 0.00% | to | 0.80% | 9.38% | to | 10.22% |
| 2011 | 44 | $10.86 | to | $13.01 | $ | 552 | 0.99% | 0.00% | to | 0.75% | 0.08% | to | 0.74% |
| 2010 | 5 | $10.78 | to | $13.00 | $ | 55 | (b) | 0.00% | to | 0.75% | | (b) | |
| 2009 | (b) | (b) | | | | (b) | (b) | (b) | | | | (b) | |
| ING Index Solution 2015 Portfolio - Service 2 Class | | | | | | | | | | | | | |
| 2013 | 90 | $12.72 | to | $13.51 | $ | 1,185 | 2.12% | 0.00% | to | 1.55% | 7.89% | to | 9.57% |
| 2012 | 82 | $11.79 | to | $12.33 | $ | 981 | 1.80% | 0.00% | to | 1.55% | 8.36% | to | 9.86% |
| 2011 | 72 | $10.88 | to | $11.16 | $ | 798 | 2.29% | 0.20% | to | 1.55% | -0.91% | to | 0.45% |
| 2010 | 62 | $10.98 | to | $11.11 | $ | 687 | (b) | 0.20% | to | 1.55% | | (b) | |
| 2009 | (b) | (b) | | | | (b) | (b) | (b) | | | | (b) | |
| ING Index Solution 2025 Portfolio - Initial Class | | | | | | | | | | | | | |
| 2013 | 73 | $14.08 | to | $17.87 | $ | 1,238 | 1.63% | 0.30% | to | 1.40% | 15.72% | to | 16.27% |
| 2012 | 32 | $12.14 | to | $15.12 | $ | 476 | 2.17% | 0.95% | to | 1.40% | 11.73% | to | 12.17% |
| 2011 | 6 | $10.86 | to | $13.48 | $ | 78 | (c) | 0.95% | to | 1.40% | | (c) | |
| 2010 | (c) | (c) | | | | (c) | (c) | (c) | | | | (c) | |
| 2009 | (c) | (c) | | | | (c) | (c) | (c) | | | | (c) | |

| | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | | | Total Return[C] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| ING Index Solution 2025 Portfolio - Service Class | | | | | | | | | | | | | |
| 2013 | 64 | $14.56 | to | $17.47 | $ | 1,101 | 1.68% | 0.00% | to | 1.20% | 16.16% | to | 17.04% |
| 2012 | 6 | $12.44 | to | $15.04 | $ | 87 | 1.47% | 0.00% | to | 0.75% | 12.24% | to | 13.09% |
| 2011 | 4 | $11.00 | to | $13.40 | $ | 49 | 5.19% | 0.00% | to | 0.75% | -2.26% | to | -1.52% |
| 2010 | 2 | $11.17 | to | $13.71 | $ | 28 | (b) | 0.00% | to | 0.75% | | (b) | |
| 2009 | (b) | (b) | | | | (b) | (b) | (b) | | | | (b) | |
| ING Index Solution 2025 Portfolio - Service 2 Class | | | | | | | | | | | | | |
| 2013 | 257 | $14.16 | to | $15.04 | $ | 3,767 | 1.58% | 0.00% | to | 1.55% | 15.12% | to | 16.86% |
| 2012 | 204 | $12.30 | to | $12.87 | $ | 2,563 | 1.36% | 0.00% | to | 1.55% | 11.11% | to | 12.59% |
| 2011 | 178 | $11.07 | to | $11.36 | $ | 2,003 | 1.87% | 0.20% | to | 1.55% | -3.23% | to | -1.90% |
| 2010 | 132 | $11.44 | to | $11.58 | $ | 1,519 | (b) | 0.20% | to | 1.55% | | (b) | |
| 2009 | (b) | (b) | | | | (b) | (b) | (b) | | | | (b) | |
| ING Index Solution 2035 Portfolio - Initial Class | | | | | | | | | | | | | |
| 2013 | 72 | $15.42 | to | $19.54 | $ | 1,305 | 1.19% | 0.00% | to | 1.40% | 20.64% | to | 21.17% |
| 2012 | 24 | $15.41 | to | $15.59 | $ | 372 | 1.45% | 0.95% | to | 1.40% | 13.90% | to | 14.38% |
| 2011 | 3 | $13.53 | to | $13.63 | $ | 42 | (c) | 0.95% | to | 1.40% | | (c) | |
| 2010 | (c) | (c) | | | | (c) | (c) | (c) | | | | (c) | |
| 2009 | (c) | (c) | | | | (c) | (c) | (c) | | | | (c) | |
| ING Index Solution 2035 Portfolio - Service Class | | | | | | | | | | | | | |
| 2013 | 30 | $15.42 | to | $18.77 | $ | 504 | 1.19% | 0.00% | to | 1.20% | 20.99% | to | 21.99% |
| 2012 | 13 | $12.64 | to | $15.50 | $ | 169 | 0.80% | 0.00% | to | 0.80% | 14.22% | to | 15.12% |
| 2011 | 7 | $10.98 | to | $13.57 | $ | 80 | 1.96% | 0.00% | to | 0.75% | -3.96% | to | -3.26% |
| 2010 | 2 | $11.35 | to | $14.13 | $ | 22 | (b) | 0.00% | to | 0.75% | | (b) | |
| 2009 | (b) | (b) | | | | (b) | (b) | (b) | | | | (b) | |
| ING Index Solution 2035 Portfolio - Service 2 Class | | | | | | | | | | | | | |
| 2013 | 165 | $15.03 | to | $15.96 | $ | 2,576 | 1.23% | 0.00% | to | 1.55% | 19.86% | to | 21.74% |
| 2012 | 141 | $12.54 | to | $13.11 | $ | 1,815 | 1.13% | 0.00% | to | 1.55% | 13.28% | to | 14.94% |
| 2011 | 139 | $11.07 | to | $11.38 | $ | 1,557 | 1.59% | 0.10% | to | 1.55% | -4.90% | to | -3.48% |
| 2010 | 92 | $11.64 | to | $11.79 | $ | 1,083 | (b) | 0.10% | to | 1.55% | | (b) | |
| 2009 | (b) | (b) | | | | (b) | (b) | (b) | | | | (b) | |

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Notes to Financial Statements**

| | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | | | Total Return[C] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| ING Index Solution 2045 Portfolio - Initial Class | | | | | | | | | | | | | |
| 2013 | 20 | $15.87 | to | $20.44 | $ | 380 | 1.40% | 0.00% | to | 1.40% | 22.64% | to | 23.12% |
| 2012 | 3 | $15.86 | to | $16.05 | $ | 48 | - | 0.95% | to | 1.40% | 14.51% | to | 15.14% |
| 2011 | 1 | $13.85 | to | $13.94 | $ | 17 | (c) | 0.95% | to | 1.40% | | (c) | |
| 2010 | (c) | | (c) | | | (c) | (c) | | (c) | | | (c) | |
| 2009 | (c) | | (c) | | | (c) | (c) | | (c) | | | (c) | |
| ING Index Solution 2045 Portfolio - Service Class | | | | | | | | | | | | | |
| 2013 | 20 | $15.93 | to | $19.65 | $ | 365 | 1.00% | 0.00% | to | 1.20% | 23.10% | to | 24.07% |
| 2012 | 2 | $12.84 | to | $15.95 | $ | 34 | - | 0.00% | to | 0.80% | 14.94% | to | 15.88% |
| 2011 | 2 | $11.08 | to | $13.87 | $ | 19 | - | 0.00% | to | 0.80% | -4.80% | to | -4.15% |
| 2010 | - | $11.56 | to | $14.57 | $ | 1 | (b) | 0.00% | to | 0.75% | | (b) | |
| 2009 | (b) | | (b) | | | (b) | (b) | | (b) | | | (b) | |
| ING Index Solution 2045 Portfolio - Service 2 Class | | | | | | | | | | | | | |
| 2013 | 114 | $15.50 | to | $16.47 | $ | 1,821 | 1.02% | 0.00% | to | 1.55% | 21.95% | to | 23.83% |
| 2012 | 101 | $12.71 | to | $13.30 | $ | 1,308 | 1.08% | 0.00% | to | 1.55% | 13.89% | to | 15.61% |
| 2011 | 81 | $11.16 | to | $11.47 | $ | 923 | 1.19% | 0.10% | to | 1.55% | -5.82% | to | -4.42% |
| 2010 | 49 | $11.85 | to | $12.00 | $ | 584 | (b) | 0.10% | to | 1.55% | | (b) | |
| 2009 | (b) | | (b) | | | (b) | (b) | | (b) | | | (b) | |
| ING Index Solution 2055 Portfolio - Initial Class | | | | | | | | | | | | | |
| 2013 | 10 | $15.31 | to | $16.02 | $ | 153 | 1.16% | 0.15% | to | 1.40% | 22.72% | to | 23.10% |
| 2012 | 2 | $12.50 | to | $12.64 | $ | 20 | - | 0.95% | to | 1.35% | | 15.12% | |
| 2011 | - | | $10.98 | | | - | (c) | | 0.95% | | | (c) | |
| 2010 | (c) | | (c) | | | (c) | (c) | | (c) | | | (c) | |
| 2009 | (c) | | (c) | | | (c) | (c) | | (c) | | | (c) | |
| ING Index Solution 2055 Portfolio - Service Class | | | | | | | | | | | | | |
| 2013 | 16 | $15.12 | to | $15.97 | $ | 246 | 0.45% | 0.00% | to | 1.50% | 22.59% | to | 24.18% |
| 2012 | 16 | $12.44 | to | $12.86 | $ | 202 | - | 0.00% | to | 1.25% | 14.44% | to | 15.86% |
| 2011 | 6 | $10.87 | to | $11.10 | $ | 64 | - | 0.00% | to | 1.25% | -5.04% | to | -4.15% |
| 2010 | - | $11.51 | to | $11.58 | $ | 3 | (b) | 0.00% | to | 0.95% | | (b) | |
| 2009 | (b) | | (b) | | | (b) | (b) | | (b) | | | (b) | |

| | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | | | Total Return[C] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **ING Index Solution 2055 Portfolio - Service 2 Class** | | | | | | | | | | | | | |
| 2013 | 14 | $15.01 | to | $15.89 | $ | 217 | 0.65% | 0.00% | to | 1.55% | 22.03% | to | 23.95% |
| 2012 | 7 | $12.30 | to | $12.82 | $ | 92 | - | 0.00% | to | 1.55% | 14.35% | to | 14.89% |
| 2011 | 5 | $10.87 | to | $10.97 | $ | 53 | - | 0.60% | to | 1.15% | | -5.21% | |
| 2010 | - | | $11.51 | | | - | (b) | 0.90% | to | 0.95% | | (b) | |
| 2009 | (b) | | (b) | | | (b) | (b) | | (b) | | | (b) | |
| **ING Index Solution Income Portfolio - Initial Class** | | | | | | | | | | | | | |
| 2013 | 1 | $12.66 | to | $14.45 | $ | 10 | (e) | 0.30% | to | 1.25% | | (e) | |
| 2012 | (e) | | (e) | | | (e) | (e) | | (e) | | | (e) | |
| 2011 | (e) | | (e) | | | (e) | (e) | | (e) | | | (e) | |
| 2010 | (e) | | (e) | | | (e) | (e) | | (e) | | | (e) | |
| 2009 | (e) | | (e) | | | (e) | (e) | | (e) | | | (e) | |
| **ING Index Solution Income Portfolio - Service Class** | | | | | | | | | | | | | |
| 2013 | 58 | $12.68 | to | $14.49 | $ | 833 | 3.56% | 0.00% | to | 0.80% | 6.94% | to | 7.73% |
| 2012 | 84 | $11.77 | to | $13.55 | $ | 1,133 | 2.02% | 0.00% | to | 0.80% | 7.63% | to | 8.58% |
| 2011 | 51 | $10.84 | to | $12.59 | $ | 645 | (c) | 0.00% | to | 0.80% | | (c) | |
| 2010 | (c) | | (c) | | | (c) | (c) | | (c) | | | (c) | |
| 2009 | (c) | | (c) | | | (c) | (c) | | (c) | | | (c) | |
| **ING Index Solution Income Portfolio - Service 2 Class** | | | | | | | | | | | | | |
| 2013 | 21 | $12.19 | to | $12.95 | $ | 259 | 2.89% | 0.00% | to | 1.55% | 6.00% | to | 7.08% |
| 2012 | 19 | $11.50 | to | $11.86 | $ | 226 | 2.91% | 0.50% | to | 1.55% | 6.68% | to | 7.76% |
| 2011 | 17 | $10.78 | to | $10.97 | $ | 186 | 2.89% | 0.60% | to | 1.55% | 0.94% | to | 1.86% |
| 2010 | 15 | $10.68 | to | $10.76 | $ | 160 | (b) | 0.65% | to | 1.55% | | (b) | |
| 2009 | (b) | | (b) | | | (b) | (b) | | (b) | | | (b) | |
| **ING Invesco Comstock Portfolio - Adviser Class** | | | | | | | | | | | | | |
| 2013 | 27 | | $16.55 | | $ | 444 | 0.51% | | 0.35% | | | 34.33% | |
| 2012 | 27 | | $12.32 | | $ | 334 | 0.95% | | 0.35% | | | 17.89% | |
| 2011 | 28 | | $10.45 | | $ | 297 | 1.32% | | 0.35% | | | -2.70% | |
| 2010 | 29 | | $10.74 | | $ | 307 | 1.02% | | 0.35% | | | 14.38% | |
| 2009 | 30 | | $9.39 | | $ | 284 | 2.04% | | 0.35% | | | 27.76% | |

| | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | | | Total Return[C] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **ING Invesco Comstock Portfolio - Service Class** | | | | | | | | | | | | | |
| 2013 | 3,594 | $13.42 | to | $22.70 | $ | 69,828 | 0.81% | 0.00% | to | 1.95% | 32.35% | to | 35.10% |
| 2012 | 3,281 | $10.03 | to | $17.01 | $ | 48,799 | 1.24% | 0.00% | to | 1.95% | 16.31% | to | 18.73% |
| 2011 | 3,682 | $8.53 | to | $14.49 | $ | 46,669 | 1.37% | 0.00% | to | 1.95% | -3.92% | to | -2.12% |
| 2010 | 4,016 | $8.79 | to | $14.95 | $ | 52,549 | 1.29% | 0.00% | to | 1.95% | 12.86% | to | 15.17% |
| 2009 | 4,478 | $7.70 | to | $13.12 | $ | 51,283 | 2.28% | 0.00% | to | 1.95% | 25.95% | to | 28.60% |
| **ING Invesco Equity and Income Portfolio - Adviser Class** | | | | | | | | | | | | | |
| 2013 | 50 | | $16.35 | | $ | 811 | 1.05% | | 0.35% | | | 23.86% | |
| 2012 | 54 | | $13.20 | | $ | 712 | 1.62% | | 0.35% | | | 11.86% | |
| 2011 | 55 | | $11.80 | | $ | 649 | 2.05% | | 0.35% | | | -1.91% | |
| 2010 | 43 | | $12.03 | | $ | 523 | 1.38% | | 0.35% | | | 11.39% | |
| 2009 | 46 | | $10.80 | | $ | 492 | 1.50% | | 0.35% | | | 21.62% | |
| **ING Invesco Equity and Income Portfolio - Initial Class** | | | | | | | | | | | | | |
| 2013 | 15,175 | $13.78 | to | $19.26 | $ | 260,310 | 1.40% | 0.00% | to | 1.95% | 20.81% | to | 30.53% |
| 2012 | 16,784 | $11.13 | to | $15.37 | $ | 232,827 | 2.34% | 0.00% | to | 1.95% | 5.06% | to | 12.81% |
| 2011 | 18,261 | $9.95 | to | $13.67 | $ | 228,833 | 2.23% | 0.00% | to | 1.95% | -3.03% | to | -1.01% |
| 2010 | 19,572 | $10.15 | to | $13.81 | $ | 249,741 | 1.82% | 0.00% | to | 1.95% | 10.19% | to | 17.25% |
| 2009 | 21,103 | $9.11 | to | $12.30 | $ | 240,779 | 1.87% | 0.00% | to | 1.95% | 14.24% | to | 25.89% |
| **ING Invesco Equity and Income Portfolio - Service Class** | | | | | | | | | | | | | |
| 2013 | 6 | $52.41 | to | $54.02 | $ | 300 | 1.04% | 1.00% | to | 1.25% | 23.09% | to | 23.39% |
| 2012 | 6 | $42.58 | to | $43.78 | $ | 277 | 1.98% | 1.00% | to | 1.25% | 11.12% | to | 11.40% |
| 2011 | 6 | $38.32 | to | $39.30 | $ | 229 | 2.26% | 1.00% | to | 1.25% | -2.54% | to | -2.31% |
| 2010 | 5 | $39.32 | to | $40.23 | $ | 214 | 1.65% | 1.00% | to | 1.25% | 10.64% | to | 10.92% |
| 2009 | 4 | $35.54 | to | $36.27 | $ | 149 | 1.31% | 1.00% | to | 1.25% | 20.84% | to | 21.14% |
| **ING JPMorgan Mid Cap Value Portfolio - Adviser Class** | | | | | | | | | | | | | |
| 2013 | 19 | | $19.48 | | $ | 364 | 0.28% | | 0.35% | | | 30.74% | |
| 2012 | 23 | | $14.90 | | $ | 348 | 0.61% | | 0.35% | | | 19.30% | |
| 2011 | 25 | | $12.49 | | $ | 308 | 0.58% | | 0.35% | | | 1.30% | |
| 2010 | 31 | | $12.33 | | $ | 378 | 0.60% | | 0.35% | | | 22.20% | |
| 2009 | 29 | | $10.09 | | $ | 292 | 1.12% | | 0.35% | | | 24.88% | |

273

| | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | | | Total Return[C] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| ING JPMorgan Mid Cap Value Portfolio - Initial Class | | | | | | | | | | | | | |
| 2013 | 375 | | $13.19 | | $ | 4,945 | 1.27% | | 0.95% | | | 30.72% | |
| 2012 | 90 | | $10.09 | | $ | 904 | (d) | | 0.95% | | | (d) | |
| 2011 | (d) | | (d) | | | (d) | (d) | | (d) | | | (d) | |
| 2010 | (d) | | (d) | | | (d) | (d) | | (d) | | | (d) | |
| 2009 | (d) | | (d) | | | (d) | (d) | | (d) | | | (d) | |
| ING JPMorgan Mid Cap Value Portfolio - Service Class | | | | | | | | | | | | | |
| 2013 | 2,217 | $15.51 | to | $31.20 | $ | 60,174 | 0.65% | 0.00% | to | 1.55% | 29.54% | to | 31.58% |
| 2012 | 1,951 | $11.89 | to | $23.72 | $ | 40,437 | 0.76% | 0.00% | to | 1.55% | 18.23% | to | 20.04% |
| 2011 | 1,760 | $10.00 | to | $19.76 | $ | 30,683 | 0.83% | 0.00% | to | 1.50% | 0.29% | to | 1.88% |
| 2010 | 1,790 | $9.91 | to | $19.41 | $ | 30,952 | 0.77% | 0.00% | to | 1.55% | 21.11% | to | 23.01% |
| 2009 | 1,864 | $8.12 | to | $15.78 | $ | 26,549 | 1.24% | 0.00% | to | 1.55% | 23.68% | to | 25.73% |
| ING Oppenheimer Global Portfolio - Adviser Class | | | | | | | | | | | | | |
| 2013 | 36 | | $16.92 | | $ | 609 | 0.99% | | 0.35% | | | 25.99% | |
| 2012 | 45 | | $13.43 | | $ | 601 | 0.90% | | 0.35% | | | 20.77% | |
| 2011 | 46 | | $11.12 | | $ | 515 | 1.20% | | 0.35% | | | -8.93% | |
| 2010 | 40 | | $12.21 | | $ | 483 | 1.39% | | 0.35% | | | 15.08% | |
| 2009 | 36 | | $10.61 | | $ | 383 | 1.61% | | 0.35% | | | 38.51% | |
| ING Oppenheimer Global Portfolio - Initial Class | | | | | | | | | | | | | |
| 2013 | 33,227 | $12.67 | to | $21.19 | $ | 621,059 | 1.36% | 0.00% | to | 1.80% | 17.76% | to | 32.35% |
| 2012 | 36,131 | $10.06 | to | $16.66 | $ | 540,715 | 1.29% | 0.00% | to | 1.80% | 15.61% | to | 21.70% |
| 2011 | 40,001 | $8.34 | to | $13.73 | $ | 498,449 | 1.52% | 0.00% | to | 1.65% | -9.60% | to | -8.10% |
| 2010 | 43,210 | $9.16 | to | $14.94 | $ | 591,369 | 1.57% | 0.00% | to | 1.80% | 14.05% | to | 21.88% |
| 2009 | 46,362 | $7.95 | to | $12.86 | $ | 549,793 | 2.38% | 0.00% | to | 1.95% | 29.29% | to | 44.58% |
| ING Oppenheimer Global Portfolio - Service Class | | | | | | | | | | | | | |
| 2013 | 49 | $21.09 | to | $21.71 | $ | 1,061 | 1.17% | 1.00% | to | 1.25% | 25.31% | to | 25.56% |
| 2012 | 47 | $16.83 | to | $17.29 | $ | 815 | 1.10% | 1.00% | to | 1.25% | 19.79% | to | 20.15% |
| 2011 | 44 | $14.05 | to | $14.39 | $ | 638 | 1.40% | 1.00% | to | 1.25% | -9.53% | to | -9.33% |
| 2010 | 41 | $15.53 | to | $15.87 | $ | 647 | 1.41% | 1.00% | to | 1.25% | 14.36% | to | 14.67% |
| 2009 | 35 | $13.58 | to | $13.84 | $ | 486 | 2.12% | 1.00% | to | 1.25% | 37.59% | to | 37.99% |

| | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | | | Total Return[C] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **ING PIMCO Total Return Portfolio - Adviser Class** | | | | | | | | | | | | | |
| 2013 | 137 | $14.58 | | | $ | 1,995 | 3.13% | 0.35% | | | -2.41% | | |
| 2012 | 179 | $14.94 | | | $ | 2,675 | 2.97% | 0.35% | | | 7.25% | | |
| 2011 | 185 | $13.93 | | | $ | 2,578 | 2.89% | 0.35% | | | 2.58% | | |
| 2010 | 147 | $13.58 | | | $ | 1,991 | 3.43% | 0.35% | | | 6.93% | | |
| 2009 | 96 | $12.70 | | | $ | 1,215 | 3.17% | 0.35% | | | 11.99% | | |
| **ING PIMCO Total Return Portfolio - Initial Class** | | | | | | | | | | | | | |
| 2013 | 105 | $10.58 | to | $11.09 | $ | 1,138 | 2.60% | 0.00% | to | 1.40% | -3.02% | to | -2.44% |
| 2012 | 29 | $10.91 | to | $11.07 | $ | 322 | 5.00% | 0.80% | to | 1.40% | 6.75% | to | 7.19% |
| 2011 | 8 | $10.22 | to | $10.29 | $ | 78 | (c) | 0.95% | to | 1.40% | | (c) | |
| 2010 | (c) | (c) | | | | (c) | (c) | (c) | | | | (c) | |
| 2009 | (c) | (c) | | | | (c) | (c) | (c) | | | | (c) | |
| **ING PIMCO Total Return Portfolio - Service Class** | | | | | | | | | | | | | |
| 2013 | 12,726 | $12.90 | to | $18.01 | $ | 201,227 | 3.35% | 0.00% | to | 1.95% | -3.80% | to | -1.85% |
| 2012 | 15,755 | $13.27 | to | $18.35 | $ | 255,966 | 3.07% | 0.00% | to | 1.95% | 5.80% | to | 7.92% |
| 2011 | 15,317 | $12.41 | to | $17.01 | $ | 232,928 | 2.92% | 0.00% | to | 1.95% | 1.25% | to | 3.26% |
| 2010 | 15,339 | $12.13 | to | $16.48 | $ | 227,651 | 3.41% | 0.00% | to | 1.95% | 5.45% | to | 7.58% |
| 2009 | 12,634 | $11.37 | to | $15.32 | $ | 175,181 | 3.28% | 0.00% | to | 1.95% | 10.40% | to | 12.68% |
| **ING Pioneer High Yield Portfolio - Initial Class** | | | | | | | | | | | | | |
| 2013 | 1,896 | $17.14 | to | $20.60 | $ | 35,918 | 4.80% | 0.00% | to | 1.95% | 10.14% | to | 12.34% |
| 2012 | 1,358 | $15.39 | to | $18.34 | $ | 23,376 | 6.02% | 0.00% | to | 1.95% | 13.96% | to | 16.22% |
| 2011 | 1,281 | $13.37 | to | $15.78 | $ | 19,191 | 6.17% | 0.00% | to | 1.95% | -2.62% | to | -0.69% |
| 2010 | 1,177 | $13.58 | to | $15.89 | $ | 17,901 | 6.06% | 0.00% | to | 1.95% | 16.67% | to | 19.10% |
| 2009 | 1,047 | $11.50 | to | $13.35 | $ | 13,508 | 6.43% | 0.00% | to | 1.95% | 64.58% | to | 67.08% |
| **ING Pioneer High Yield Portfolio - Service Class** | | | | | | | | | | | | | |
| 2013 | 36 | $18.20 | to | $19.81 | $ | 698 | 4.30% | 0.25% | to | 1.35% | 10.68% | to | 11.38% |
| 2012 | 27 | $16.41 | to | $17.31 | $ | 466 | 5.82% | 0.60% | to | 1.40% | 14.35% | to | 15.08% |
| 2011 | 27 | $14.41 | to | $15.25 | $ | 393 | 5.50% | 0.35% | to | 1.35% | -2.31% | to | -1.29% |
| 2010 | 25 | $14.71 | to | $15.45 | $ | 370 | 5.44% | 0.35% | to | 1.40% | 17.02% | to | 18.30% |
| 2009 | 14 | $12.57 | to | $13.06 | $ | 181 | 6.87% | 0.35% | to | 1.40% | 64.31% | to | 65.47% |

| | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | | | Total Return[C] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **ING Solution 2015 Portfolio - Adviser Class** | | | | | | | | | | | | | |
| 2013 | 68 | | $13.59 | | $ | 919 | 3.01% | | 0.35% | | | 8.55% | | |
| 2012 | 70 | | $12.52 | | $ | 874 | 3.93% | | 0.35% | | | 10.70% | | |
| 2011 | 71 | $11.31 | to | $12.12 | $ | 805 | 2.89% | 0.00% | to | 0.35% | -1.22% | to | -0.90% |
| 2010 | 45 | $11.45 | to | $12.23 | $ | 512 | 0.09% | 0.00% | to | 0.65% | 10.19% | to | 10.88% |
| 2009 | 1,347 | $10.26 | to | $11.03 | $ | 14,444 | 3.68% | 0.00% | to | 1.55% | 20.28% | to | 22.15% |
| **ING Solution 2015 Portfolio - Initial Class** | | | | | | | | | | | | | |
| 2013 | 158 | $11.18 | to | $11.25 | $ | 1,766 | 3.75% | 0.00% | to | 0.45% | 8.97% | to | 9.44% |
| 2012 | 124 | $10.26 | to | $10.28 | $ | 1,276 | (d) | 0.00% | to | 0.45% | | (d) | |
| 2011 | (d) | | (d) | | | (d) | (d) | | (d) | | | (d) | |
| 2010 | (d) | | (d) | | | (d) | (d) | | (d) | | | (d) | |
| 2009 | (d) | | (d) | | | (d) | (d) | | (d) | | | (d) | |
| **ING Solution 2015 Portfolio - Service Class** | | | | | | | | | | | | | |
| 2013 | 4,916 | $11.29 | to | $15.00 | $ | 67,703 | 3.22% | 0.00% | to | 1.50% | 7.48% | to | 9.16% |
| 2012 | 5,266 | $10.44 | to | $13.75 | $ | 67,178 | 4.26% | 0.00% | to | 1.50% | 9.77% | to | 11.53% |
| 2011 | 5,226 | $9.45 | to | $12.33 | $ | 60,328 | 3.23% | 0.00% | to | 1.50% | -2.19% | to | -0.68% |
| 2010 | 4,993 | $9.61 | to | $12.42 | $ | 58,754 | 2.36% | 0.00% | to | 1.50% | 9.61% | to | 11.39% |
| 2009 | 4,158 | $8.71 | to | $11.17 | $ | 44,359 | 3.84% | 0.00% | to | 1.50% | 20.49% | to | 22.39% |
| **ING Solution 2015 Portfolio - Service 2 Class** | | | | | | | | | | | | | |
| 2013 | 756 | $12.93 | to | $13.73 | $ | 10,144 | 3.01% | 0.00% | to | 1.55% | 7.30% | to | 8.97% |
| 2012 | 855 | $12.05 | to | $12.60 | $ | 10,582 | 3.80% | 0.00% | to | 1.55% | 9.55% | to | 11.21% |
| 2011 | 1,241 | $11.00 | to | $11.33 | $ | 13,912 | 3.32% | 0.00% | to | 1.55% | -2.40% | to | -0.79% |
| 2010 | 1,297 | $11.27 | to | $11.42 | $ | 14,738 | (b) | 0.00% | to | 1.55% | | (b) | |
| 2009 | (b) | | (b) | | | (b) | (b) | | (b) | | | (b) | |
| **ING Solution 2025 Portfolio - Adviser Class** | | | | | | | | | | | | | |
| 2013 | 36 | | $13.96 | | $ | 508 | 1.93% | | 0.35% | | | 15.66% | | |
| 2012 | 35 | | $12.07 | | $ | 427 | 2.46% | | 0.35% | | | 12.80% | | |
| 2011 | 36 | | $10.70 | | $ | 387 | 1.90% | | 0.35% | | | -3.69% | | |
| 2010 | 32 | $11.11 | to | $12.08 | $ | 351 | 0.05% | 0.00% | to | 0.95% | 12.38% | to | 13.53% |
| 2009 | 1,753 | $9.82 | to | $10.64 | $ | 18,118 | 3.06% | 0.00% | to | 1.55% | 23.44% | to | 25.32% |

| | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | | | Total Return[C] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **ING Solution 2025 Portfolio - Initial Class** | | | | | | | | | | | | | |
| 2013 | 66 | $12.01 | to | $12.09 | $ | 788 | 2.60% | 0.00% | to | 0.45% | 16.04% | to | 16.59% |
| 2012 | 50 | $10.35 | to | $10.37 | $ | 521 | (d) | 0.00% | to | 0.45% | | (d) | |
| 2011 | (d) | | (d) | | | (d) | (d) | | (d) | | | (d) | |
| 2010 | (d) | | (d) | | | (d) | (d) | | (d) | | | (d) | |
| 2009 | (d) | | (d) | | | (d) | (d) | | (d) | | | (d) | |
| **ING Solution 2025 Portfolio - Service Class** | | | | | | | | | | | | | |
| 2013 | 9,043 | $11.28 | to | $15.69 | $ | 131,426 | 2.28% | 0.00% | to | 1.50% | 14.56% | to | 16.39% |
| 2012 | 8,785 | $9.79 | to | $13.48 | $ | 110,500 | 2.73% | 0.00% | to | 1.50% | 11.77% | to | 13.49% |
| 2011 | 8,260 | $8.71 | to | $11.89 | $ | 92,206 | 2.18% | 0.00% | to | 1.50% | -4.53% | to | -3.03% |
| 2010 | 7,451 | $9.07 | to | $12.27 | $ | 86,539 | 1.58% | 0.00% | to | 1.50% | 12.04% | to | 13.82% |
| 2009 | 6,278 | $8.03 | to | $10.78 | $ | 64,506 | 3.13% | 0.00% | to | 1.50% | 23.86% | to | 25.93% |
| **ING Solution 2025 Portfolio - Service 2 Class** | | | | | | | | | | | | | |
| 2013 | 1,019 | $14.25 | to | $15.14 | $ | 15,044 | 2.10% | 0.00% | to | 1.55% | 14.27% | to | 16.10% |
| 2012 | 1,219 | $12.47 | to | $13.04 | $ | 15,599 | 2.31% | 0.00% | to | 1.55% | 11.61% | to | 13.29% |
| 2011 | 1,727 | $11.17 | to | $11.51 | $ | 19,675 | 2.22% | 0.00% | to | 1.55% | -4.77% | to | -3.20% |
| 2010 | 1,708 | $11.73 | to | $11.89 | $ | 20,208 | (b) | 0.00% | to | 1.55% | | (b) | |
| 2009 | (b) | | (b) | | | (b) | (b) | | (b) | | | (b) | |
| **ING Solution 2035 Portfolio - Adviser Class** | | | | | | | | | | | | | |
| 2013 | 15 | | $14.45 | | $ | 215 | 1.25% | | 0.35% | | | 19.72% | |
| 2012 | 22 | | $12.07 | | $ | 266 | 1.99% | | 0.35% | | | 14.41% | |
| 2011 | 32 | | $10.55 | | $ | 338 | 1.12% | | 0.35% | | | -5.21% | |
| 2010 | 34 | $11.13 | to | $11.56 | $ | 379 | 0.05% | 0.35% | to | 1.00% | 13.11% | to | 13.92% |
| 2009 | 1,547 | $9.77 | to | $10.71 | $ | 16,062 | 2.66% | 0.00% | to | 1.55% | 26.08% | to | 28.11% |
| **ING Solution 2035 Portfolio - Initial Class** | | | | | | | | | | | | | |
| 2013 | 142 | $12.52 | to | $12.59 | $ | 1,783 | 2.08% | 0.00% | to | 0.45% | 20.15% | to | 20.71% |
| 2012 | 125 | $10.42 | to | $10.43 | $ | 1,299 | (d) | 0.00% | to | 0.45% | | (d) | |
| 2011 | (d) | | (d) | | | (d) | (d) | | (d) | | | (d) | |
| 2010 | (d) | | (d) | | | (d) | (d) | | (d) | | | (d) | |
| 2009 | (d) | | (d) | | | (d) | (d) | | (d) | | | (d) | |

| | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | | | Total Return[C] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **ING Solution 2035 Portfolio - Service Class** | | | | | | | | | | | | | |
| 2013 | 8,079 | $11.38 | to | $16.41 | $ | 123,072 | 1.90% | 0.00% | to | 1.50% | 18.60% | to | 20.66% |
| 2012 | 7,612 | $9.54 | to | $13.64 | $ | 96,949 | 2.16% | 0.00% | to | 1.50% | 13.34% | to | 15.11% |
| 2011 | 6,862 | $8.36 | to | $11.85 | $ | 76,467 | 1.61% | 0.00% | to | 1.50% | -6.05% | to | -4.55% |
| 2010 | 5,947 | $8.85 | to | $12.42 | $ | 70,002 | 1.19% | 0.00% | to | 1.50% | 12.86% | to | 14.58% |
| 2009 | 5,065 | $7.78 | to | $10.84 | $ | 52,312 | 2.79% | 0.00% | to | 1.50% | 26.47% | to | 28.44% |
| **ING Solution 2035 Portfolio - Service 2 Class** | | | | | | | | | | | | | |
| 2013 | 889 | $14.98 | to | $15.91 | $ | 13,788 | 1.62% | 0.00% | to | 1.55% | 18.33% | to | 20.17% |
| 2012 | 1,165 | $12.66 | to | $13.24 | $ | 15,155 | 1.94% | 0.00% | to | 1.55% | 13.24% | to | 14.93% |
| 2011 | 1,444 | $11.18 | to | $11.52 | $ | 16,464 | 1.68% | 0.00% | to | 1.55% | -6.29% | to | -4.79% |
| 2010 | 1,425 | $11.93 | to | $12.10 | $ | 17,154 | (b) | 0.00% | to | 1.55% | (b) | | |
| 2009 | (b) | (b) | | | | (b) | (b) | (b) | | | (b) | | |
| **ING Solution 2045 Portfolio - Adviser Class** | | | | | | | | | | | | | |
| 2013 | 7 | | $14.56 | | $ | 108 | 1.78% | 0.35% | | | 22.66% | | |
| 2012 | 10 | | $11.87 | | $ | 117 | 1.72% | 0.35% | | | 14.80% | | |
| 2011 | 11 | | $10.34 | | $ | 115 | 1.03% | 0.35% | | | -5.74% | | |
| 2010 | 7 | | $10.97 | | $ | 80 | 0.02% | 0.35% | | | 14.51% | | |
| 2009 | 1,072 | $9.58 | to | $10.68 | $ | 11,165 | 2.16% | 0.00% | to | 1.55% | 27.31% | to | 29.30% |
| **ING Solution 2045 Portfolio - Initial Class** | | | | | | | | | | | | | |
| 2013 | 102 | $12.86 | to | $12.94 | $ | 1,313 | 1.98% | 0.00% | to | 0.45% | 23.18% | | |
| 2012 | 77 | | $10.44 | | $ | 803 | (d) | 0.45% | | | (d) | | |
| 2011 | (d) | (d) | | | | (d) | (d) | (d) | | | (d) | | |
| 2010 | (d) | (d) | | | | (d) | (d) | (d) | | | (d) | | |
| 2009 | (d) | (d) | | | | (d) | (d) | (d) | | | (d) | | |
| **ING Solution 2045 Portfolio - Service Class** | | | | | | | | | | | | | |
| 2013 | 5,814 | $11.28 | to | $16.82 | $ | 90,698 | 1.67% | 0.00% | to | 1.50% | 21.56% | to | 23.77% |
| 2012 | 5,506 | $9.22 | to | $13.63 | $ | 70,077 | 1.84% | 0.00% | to | 1.50% | 13.76% | to | 15.51% |
| 2011 | 4,993 | $8.06 | to | $11.80 | $ | 55,372 | 1.22% | 0.00% | to | 1.50% | -6.56% | to | -5.12% |
| 2010 | 4,246 | $8.57 | to | $12.44 | $ | 49,958 | 0.90% | 0.00% | to | 1.50% | 13.39% | to | 15.17% |
| 2009 | 3,511 | $7.51 | to | $10.81 | $ | 36,075 | 2.34% | 0.00% | to | 1.50% | 27.92% | to | 29.93% |

| | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | | | Total Return[C] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| ING Solution 2045 Portfolio - Service 2 Class | | | | | | | | | | | | | |
| 2013 | 512 | $15.47 | to | $16.44 | $ | 8,217 | 1.31% | 0.00% | to | 1.55% | 21.33% | to | 23.24% |
| 2012 | 881 | $12.75 | to | $13.34 | $ | 11,546 | 1.54% | 0.00% | to | 1.55% | 13.64% | to | 15.40% |
| 2011 | 1,168 | $11.22 | to | $11.56 | $ | 13,383 | 1.25% | 0.00% | to | 1.55% | -6.89% | to | -5.40% |
| 2010 | 1,142 | $12.05 | to | $12.22 | $ | 13,890 | (b) | 0.00% | to | 1.55% | | (b) | |
| 2009 | (b) | | (b) | | | (b) | (b) | | (b) | | | (b) | |
| ING Solution 2055 Portfolio - Initial Class | | | | | | | | | | | | | |
| 2013 | 10 | | $15.60 | | $ | 155 | 1.43% | | 0.45% | | | 23.32% | |
| 2012 | 10 | | $12.65 | | $ | 124 | (d) | | 0.45% | | | (d) | |
| 2011 | (d) | | (d) | | | (d) | (d) | | (d) | | | (d) | |
| 2010 | (d) | | (d) | | | (d) | (d) | | (d) | | | (d) | |
| 2009 | (d) | | (d) | | | (d) | (d) | | (d) | | | (d) | |
| ING Solution 2055 Portfolio - Service Class | | | | | | | | | | | | | |
| 2013 | 489 | $14.28 | to | $15.73 | $ | 7,472 | 1.20% | 0.00% | to | 1.50% | 21.65% | to | 23.57% |
| 2012 | 272 | $11.67 | to | $12.73 | $ | 3,384 | 1.04% | 0.00% | to | 1.50% | 13.86% | to | 15.52% |
| 2011 | 130 | $10.20 | to | $11.02 | $ | 1,414 | 0.37% | 0.05% | to | 1.50% | -6.52% | to | -5.16% |
| 2010 | 19 | $11.50 | to | $11.62 | $ | 222 | (b) | 0.05% | to | 1.50% | | (b) | |
| 2009 | (b) | | (b) | | | (b) | (b) | | (b) | | | (b) | |
| ING Solution 2055 Portfolio - Service 2 Class | | | | | | | | | | | | | |
| 2013 | 45 | $14.86 | to | $15.64 | $ | 683 | 1.07% | 0.00% | to | 1.40% | 21.60% | to | 23.34% |
| 2012 | 35 | $12.22 | to | $12.68 | $ | 438 | 0.86% | 0.00% | to | 1.40% | 13.77% | to | 15.27% |
| 2011 | 24 | $10.74 | to | $11.00 | $ | 259 | 0.46% | 0.00% | to | 1.45% | -6.43% | to | -5.25% |
| 2010 | 15 | $11.51 | to | $11.61 | $ | 174 | (b) | 0.00% | to | 1.25% | | (b) | |
| 2009 | (b) | | (b) | | | (b) | (b) | | (b) | | | (b) | |
| ING Solution Balanced Portfolio - Service Class | | | | | | | | | | | | | |
| 2013 | 295 | $11.51 | to | $12.35 | $ | 3,502 | 2.15% | 0.25% | to | 1.50% | 13.92% | to | 15.36% |
| 2012 | 219 | $10.10 | to | $10.71 | $ | 2,273 | 1.63% | 0.25% | to | 1.50% | 11.97% | to | 13.45% |
| 2011 | 193 | $9.02 | to | $9.44 | $ | 1,775 | 0.33% | 0.25% | to | 1.50% | -3.94% | to | -2.68% |
| 2010 | 131 | $9.39 | to | $9.70 | $ | 1,246 | 1.11% | 0.25% | to | 1.50% | 11.11% | to | 12.40% |
| 2009 | 86 | $8.45 | to | $8.63 | $ | 737 | 0.66% | 0.25% | to | 1.50% | 22.87% | to | 23.99% |

| | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | | | Total Return[C] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| ING Solution Income Portfolio - Adviser Class | | | | | | | | | | | | | |
| 2013 | 16 | | $13.81 | | $ | 221 | 3.35% | 0.35% | | | 6.31% | | |
| 2012 | 20 | | $12.99 | | $ | 257 | 3.93% | 0.35% | | | 9.16% | | |
| 2011 | 25 | | $11.90 | | $ | 303 | 2.00% | 0.35% | | | -0.17% | | |
| 2010 | 84 | $11.92 | to | $12.20 | $ | 998 | 0.63% | 0.25% | to | 0.40% | 8.82% | to | 9.03% |
| 2009 | 776 | $10.61 | to | $11.32 | $ | 8,576 | 5.19% | 0.00% | to | 1.40% | 15.42% | to | 16.94% |
| ING Solution Income Portfolio - Initial Class | | | | | | | | | | | | | |
| 2013 | 234 | $10.90 | to | $10.97 | $ | 2,555 | 3.45% | 0.00% | to | 0.45% | 6.86% | to | 7.34% |
| 2012 | 193 | $10.20 | to | $10.22 | $ | 1,968 | (d) | 0.00% | to | 0.45% | (d) | | |
| 2011 | (d) | | (d) | | | (d) | (d) | (d) | | | (d) | | |
| 2010 | (d) | | (d) | | | (d) | (d) | (d) | | | (d) | | |
| 2009 | (d) | | (d) | | | (d) | (d) | (d) | | | (d) | | |
| ING Solution Income Portfolio - Service Class | | | | | | | | | | | | | |
| 2013 | 1,106 | $11.99 | to | $14.81 | $ | 15,119 | 3.65% | 0.00% | to | 1.50% | 5.35% | to | 7.01% |
| 2012 | 1,014 | $11.31 | to | $13.84 | $ | 13,244 | 5.01% | 0.00% | to | 1.50% | 8.15% | to | 9.75% |
| 2011 | 1,144 | $10.40 | to | $12.61 | $ | 13,757 | 3.92% | 0.00% | to | 1.50% | -1.13% | to | 0.42% |
| 2010 | 1,044 | $10.46 | to | $12.57 | $ | 12,512 | 3.39% | 0.00% | to | 1.50% | 7.95% | to | 9.78% |
| 2009 | 852 | $9.63 | to | $11.47 | $ | 9,378 | 5.44% | 0.00% | to | 1.50% | 15.44% | to | 17.28% |
| ING Solution Income Portfolio - Service 2 Class | | | | | | | | | | | | | |
| 2013 | 110 | $12.31 | to | $13.00 | $ | 1,395 | 3.75% | 0.00% | to | 1.40% | 5.38% | to | 6.82% |
| 2012 | 173 | $11.68 | to | $12.17 | $ | 2,070 | 4.41% | 0.00% | to | 1.40% | 8.05% | to | 9.64% |
| 2011 | 241 | $10.80 | to | $11.10 | $ | 2,646 | 3.22% | 0.00% | to | 1.45% | -1.10% | to | 0.27% |
| 2010 | 458 | $10.93 | to | $11.07 | $ | 5,049 | (b) | 0.00% | to | 1.40% | (b) | | |
| 2009 | (b) | | (b) | | | (b) | (b) | (b) | | | (b) | | |
| ING Solution Moderately Conservative Portfolio - Service Class | | | | | | | | | | | | | |
| 2013 | 412 | $11.53 | to | $12.37 | $ | 4,900 | 2.79% | 0.25% | to | 1.50% | 7.96% | to | 9.28% |
| 2012 | 326 | $10.68 | to | $11.32 | $ | 3,570 | 1.85% | 0.25% | to | 1.50% | 10.33% | to | 11.64% |
| 2011 | 305 | $9.68 | to | $10.14 | $ | 3,018 | 0.54% | 0.25% | to | 1.50% | -2.22% | to | -0.88% |
| 2010 | 247 | $9.90 | to | $10.23 | $ | 2,487 | 1.49% | 0.25% | to | 1.50% | 9.51% | to | 10.95% |
| 2009 | 167 | $9.04 | to | $9.22 | $ | 1,529 | 0.93% | 0.25% | to | 1.50% | 18.61% | to | 19.90% |

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Notes to Financial Statements**

| | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | | | Total Return[C] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Adviser Class | | | | | | | | | | | | |
| 2013 | 20 | $19.52 | | | $ 389 | 0.23% | 0.35% | | | 33.97% | | |
| 2012 | 32 | $14.57 | | | $ 465 | - | 0.35% | | | 15.27% | | |
| 2011 | 32 | $12.64 | | | $ 409 | 0.23% | 0.35% | | | -4.53% | | |
| 2010 | 34 | $13.24 | | | $ 451 | - | 0.35% | | | 27.31% | | |
| 2009 | 30 | $10.40 | | | $ 313 | - | 0.35% | | | 45.05% | | |
| ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class | | | | | | | | | | | | |
| 2013 | 18,991 | $15.09 | to | $23.21 | $ 393,263 | 0.29% | 0.00% | to | 1.50% | 29.45% | to | 38.68% |
| 2012 | 20,973 | $11.26 | to | $17.17 | $ 324,303 | 0.52% | 0.00% | to | 1.50% | 11.41% | to | 16.10% |
| 2011 | 22,944 | $9.79 | to | $14.79 | $ 309,528 | 0.35% | 0.00% | to | 1.50% | -5.15% | to | -3.64% |
| 2010 | 24,412 | $10.25 | to | $15.35 | $ 345,307 | 0.28% | 0.00% | to | 1.50% | 26.65% | to | 31.82% |
| 2009 | 25,435 | $8.04 | to | $11.95 | $ 281,756 | 0.43% | 0.00% | to | 1.50% | 40.28% | to | 52.34% |
| ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class | | | | | | | | | | | | |
| 2013 | 48 | $14.67 | to | $22.20 | $ 859 | 0.14% | 0.00% | to | 1.30% | 33.06% | to | 34.71% |
| 2012 | 43 | $11.02 | to | $16.48 | $ 586 | 0.17% | 0.00% | to | 1.30% | 14.43% | to | 15.89% |
| 2011 | 47 | $9.63 | to | $14.22 | $ 580 | 0.18% | 0.00% | to | 1.25% | -5.12% | to | -3.92% |
| 2010 | 43 | $10.15 | to | $14.80 | $ 562 | - | 0.00% | to | 1.25% | 26.47% | to | 28.14% |
| 2009 | 36 | $8.02 | to | $11.55 | $ 368 | 0.31% | 0.00% | to | 1.25% | 44.22% | to | 46.02% |
| ING T. Rowe Price Growth Equity Portfolio - Adviser Class | | | | | | | | | | | | |
| 2013 | 83 | $18.89 | | | $ 1,561 | - | 0.35% | | | 38.08% | | |
| 2012 | 89 | $13.68 | | | $ 1,224 | - | 0.35% | | | 17.93% | | |
| 2011 | 98 | $11.60 | | | $ 1,139 | - | 0.35% | | | -1.94% | | |
| 2010 | 101 | $11.83 | | | $ 1,195 | - | 0.35% | | | 15.87% | | |
| 2009 | 105 | $10.21 | | | $ 1,070 | - | 0.35% | | | 41.81% | | |
| ING T. Rowe Price Growth Equity Portfolio - Initial Class | | | | | | | | | | | | |
| 2013 | 9,672 | $14.77 | to | $45.48 | $ 326,039 | 0.02% | 0.00% | to | 1.50% | 37.17% | to | 39.28% |
| 2012 | 9,885 | $10.71 | to | $32.97 | $ 247,651 | 0.17% | 0.00% | to | 1.50% | 17.11% | to | 18.92% |
| 2011 | 9,608 | $9.08 | to | $28.03 | $ 208,716 | - | 0.00% | to | 1.50% | -2.57% | to | -1.06% |
| 2010 | 10,050 | $9.27 | to | $28.62 | $ 223,428 | 0.04% | 0.00% | to | 1.50% | 15.11% | to | 16.88% |
| 2009 | 10,235 | $7.99 | to | $24.73 | $ 200,867 | 0.17% | 0.00% | to | 1.50% | 40.83% | to | 43.01% |

| | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | | | Total Return[C] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| ING T. Rowe Price Growth Equity Portfolio - Service Class | | | | | | | | | | | | | |
| 2013 | 182 | $18.89 | to | $22.72 | $ | 3,895 | 0.03% | 0.00% | to | 1.55% | 36.78% | to | 38.90% |
| 2012 | 176 | $13.81 | to | $16.52 | $ | 2,729 | - | 0.00% | to | 1.55% | 16.74% | to | 18.62% |
| 2011 | 156 | $11.83 | to | $14.07 | $ | 2,053 | - | 0.00% | to | 1.55% | -2.79% | to | -1.33% |
| 2010 | 152 | $12.17 | to | $14.40 | $ | 2,022 | 0.06% | 0.00% | to | 1.55% | 14.81% | to | 16.61% |
| 2009 | 140 | $10.60 | to | $12.48 | $ | 1,598 | - | 0.00% | to | 1.55% | 40.40% | to | 42.58% |
| ING Templeton Foreign Equity Portfolio - Adviser Class | | | | | | | | | | | | | |
| 2013 | 49 | | $10.94 | | $ | 539 | 1.09% | | 0.35% | | | 19.30% | |
| 2012 | 61 | | $9.17 | | $ | 562 | 1.18% | | 0.35% | | | 17.87% | |
| 2011 | 59 | | $7.78 | | $ | 457 | 2.05% | | 0.35% | | | -12.68% | |
| 2010 | 36 | | $8.91 | | $ | 324 | 1.86% | | 0.35% | | | 7.87% | |
| 2009 | 26 | | $8.26 | | $ | 215 | - | | 0.35% | | | 30.90% | |
| ING Templeton Foreign Equity Portfolio - Initial Class | | | | | | | | | | | | | |
| 2013 | 10,606 | $10.46 | to | $11.48 | $ | 114,872 | 1.48% | 0.00% | to | 1.50% | 18.46% | to | 20.21% |
| 2012 | 11,465 | $8.83 | to | $9.55 | $ | 104,253 | 1.62% | 0.00% | to | 1.50% | 17.08% | to | 18.93% |
| 2011 | 10,100 | $7.54 | to | $8.03 | $ | 77,991 | 1.95% | 0.00% | to | 1.50% | -13.36% | to | -12.05% |
| 2010 | 10,877 | $8.70 | to | $9.13 | $ | 96,382 | 2.20% | 0.00% | to | 1.50% | 7.22% | to | 9.74% |
| 2009 | 11,443 | $8.11 | to | $8.38 | $ | 94,024 | - | 0.00% | to | 1.50% | 30.10% | to | 32.18% |
| ING Templeton Foreign Equity Portfolio - Service Class | | | | | | | | | | | | | |
| 2013 | 27 | $12.39 | to | $13.79 | $ | 362 | 1.24% | 0.00% | to | 1.40% | 18.34% | to | 19.91% |
| 2012 | 25 | $10.47 | to | $11.50 | $ | 284 | 2.16% | 0.00% | to | 1.40% | 16.98% | to | 18.68% |
| 2011 | 9 | $8.95 | to | $9.69 | $ | 86 | 1.15% | 0.00% | to | 1.40% | -13.44% | to | -12.23% |
| 2010 | 8 | $10.32 | to | $11.04 | $ | 88 | 2.76% | 0.00% | to | 1.45% | 7.04% | to | 8.55% |
| 2009 | 6 | $9.64 | to | $10.17 | $ | 57 | - | 0.00% | to | 1.45% | 30.01% | to | 31.91% |
| ING Core Equity Research Fund - Class A | | | | | | | | | | | | | |
| 2013 | 7 | $22.13 | to | $23.14 | $ | 162 | 0.57% | 0.35% | to | 1.25% | 28.96% | to | 30.15% |
| 2012 | 11 | $17.16 | to | $17.78 | $ | 190 | 1.06% | 0.35% | to | 1.25% | 16.02% | to | 17.05% |
| 2011 | 13 | $14.79 | to | $15.19 | $ | 189 | 1.03% | 0.35% | to | 1.25% | -1.66% | to | -0.78% |
| 2010 | 13 | $14.99 | to | $15.29 | $ | 200 | 0.61% | 0.40% | to | 1.40% | 10.95% | to | 12.10% |
| 2009 | 9 | $13.49 | to | $13.64 | $ | 129 | (a) | 0.40% | to | 1.55% | (a) | | |

| | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | | | Total Return[C] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| ING Strategic Allocation Conservative Portfolio - Class I | | | | | | | | | | | | | |
| 2013 | 1,821 | $12.26 | to | $27.13 | $ | 37,570 | 2.58% | 0.00% | to | 1.60% | 10.41% | to | 12.39% |
| 2012 | 1,798 | $11.03 | to | $24.14 | $ | 33,238 | 2.70% | 0.00% | to | 1.70% | 10.62% | to | 12.32% |
| 2011 | 1,920 | $9.91 | to | $21.55 | $ | 31,636 | 4.08% | 0.00% | to | 1.60% | 0.18% | to | 1.80% |
| 2010 | 1,876 | $9.82 | to | $21.17 | $ | 30,602 | 4.39% | 0.00% | to | 1.60% | 9.40% | to | 11.10% |
| 2009 | 1,943 | $8.92 | to | $19.06 | $ | 29,313 | 7.90% | 0.00% | to | 1.95% | 15.62% | to | 17.94% |
| ING Strategic Allocation Growth Portfolio - Class I | | | | | | | | | | | | | |
| 2013 | 3,607 | $11.68 | to | $28.95 | $ | 76,061 | 1.71% | 0.00% | to | 1.95% | 20.03% | to | 22.45% |
| 2012 | 3,688 | $9.63 | to | $23.66 | $ | 64,806 | 1.57% | 0.00% | to | 1.95% | 12.70% | to | 15.09% |
| 2011 | 3,981 | $8.45 | to | $20.63 | $ | 61,425 | 2.68% | 0.00% | to | 1.95% | -4.75% | to | -2.89% |
| 2010 | 4,056 | $8.78 | to | $21.25 | $ | 65,533 | 3.58% | 0.00% | to | 1.95% | 10.82% | to | 13.15% |
| 2009 | 4,155 | $7.83 | to | $18.80 | $ | 60,353 | 9.30% | 0.00% | to | 1.95% | 22.80% | to | 25.27% |
| ING Strategic Allocation Moderate Portfolio - Class I | | | | | | | | | | | | | |
| 2013 | 3,358 | $11.86 | to | $27.50 | $ | 67,281 | 2.15% | 0.00% | to | 1.60% | 14.74% | to | 16.58% |
| 2012 | 3,554 | $10.27 | to | $23.66 | $ | 61,420 | 2.13% | 0.00% | to | 1.70% | 11.85% | to | 13.66% |
| 2011 | 3,774 | $9.12 | to | $20.83 | $ | 57,881 | 3.49% | 0.00% | to | 1.60% | -2.21% | to | -0.57% |
| 2010 | 3,928 | $9.26 | to | $20.95 | $ | 61,501 | 3.92% | 0.00% | to | 1.60% | 10.25% | to | 12.15% |
| 2009 | 3,969 | $8.34 | to | $18.68 | $ | 56,060 | 8.62% | 0.00% | to | 1.60% | 19.91% | to | 21.77% |
| ING Growth and Income Portfolio - Class A | | | | | | | | | | | | | |
| 2013 | 111 | | $14.36 | | $ | 1,598 | 1.09% | | 0.35% | | | 29.60% | |
| 2012 | 71 | | $11.08 | | $ | 785 | 1.34% | | 0.35% | | | 14.82% | |
| 2011 | 89 | | $9.65 | | $ | 856 | 1.09% | | 0.35% | | | -1.03% | |
| 2010 | 62 | | $9.75 | | $ | 606 | 0.99% | | 0.35% | | | 13.11% | |
| 2009 | 47 | | $8.62 | | $ | 403 | 1.03% | | 0.35% | | | 29.24% | |
| ING Growth and Income Portfolio - Class I | | | | | | | | | | | | | |
| 2013 | 41,976 | $13.11 | to | $457.82 | $ | 1,391,126 | 1.38% | 0.00% | to | 1.95% | 28.10% | to | 31.00% |
| 2012 | 42,100 | $10.12 | to | $353.70 | $ | 1,068,514 | 1.84% | 0.00% | to | 1.95% | 13.53% | to | 15.77% |
| 2011 | 47,467 | $8.82 | to | $308.39 | $ | 1,044,149 | 1.24% | 0.00% | to | 1.95% | -2.23% | to | -0.22% |
| 2010 | 52,699 | $8.93 | to | $312.14 | $ | 1,177,617 | 1.06% | 0.00% | to | 1.95% | 11.92% | to | 14.24% |
| 2009 | 53,908 | $7.88 | to | $276.06 | $ | 1,084,132 | 1.44% | 0.00% | to | 1.95% | 27.76% | to | 30.30% |

| | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | | | Total Return[C] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **ING Growth and Income Portfolio - Class S** | | | | | | | | | | | | | |
| 2013 | 12 | $13.98 | to | $20.81 | $ | 212 | 0.06% | 0.10% | to | 1.55% | 28.36% | to | 30.26% |
| 2012 | 533 | $10.84 | to | $16.04 | $ | 6,121 | 1.47% | 0.00% | to | 1.55% | 13.73% | to | 15.45% |
| 2011 | 737 | $9.58 | to | $13.95 | $ | 7,254 | 2.00% | 0.00% | to | 1.55% | -1.72% | to | -0.50% |
| 2010 | 141 | $9.70 | to | $14.09 | $ | 1,467 | 1.02% | 0.00% | to | 1.50% | 12.15% | to | 13.84% |
| 2009 | 97 | $8.59 | to | $12.43 | $ | 884 | 1.68% | 0.00% | to | 1.50% | 28.98% | to | 29.55% |
| **ING Index Plus LargeCap Portfolio - Class I** | | | | | | | | | | | | | |
| 2013 | 12,649 | $11.85 | to | $32.83 | $ | 325,012 | 1.82% | 0.00% | to | 1.95% | 30.24% | to | 32.92% |
| 2012 | 13,613 | $9.05 | to | $24.77 | $ | 269,213 | 1.66% | 0.00% | to | 1.95% | 12.30% | to | 14.50% |
| 2011 | 15,065 | $8.03 | to | $21.65 | $ | 262,851 | 1.90% | 0.00% | to | 1.95% | -2.07% | to | -0.05% |
| 2010 | 16,582 | $8.16 | to | $21.66 | $ | 292,131 | 1.93% | 0.00% | to | 1.95% | 11.70% | to | 14.02% |
| 2009 | 18,196 | $7.27 | to | $19.01 | $ | 283,441 | 3.01% | 0.00% | to | 1.95% | 20.75% | to | 23.20% |
| **ING Index Plus LargeCap Portfolio - Class S** | | | | | | | | | | | | | |
| 2013 | 21 | | $15.70 | | $ | 335 | 1.42% | | 0.35% | | | 32.27% | |
| 2012 | 31 | | $11.87 | | $ | 368 | 1.60% | | 0.35% | | | 13.70% | |
| 2011 | 37 | | $10.44 | | $ | 383 | 1.64% | | 0.35% | | | -0.76% | |
| 2010 | 33 | | $10.52 | | $ | 348 | 1.94% | | 0.35% | | | 13.24% | |
| 2009 | 40 | | $9.29 | | $ | 375 | 2.57% | | 0.35% | | | 22.56% | |
| **ING Index Plus MidCap Portfolio - Class I** | | | | | | | | | | | | | |
| 2013 | 10,694 | $14.52 | to | $42.09 | $ | 365,883 | 1.15% | 0.00% | to | 1.95% | 31.89% | to | 34.56% |
| 2012 | 11,422 | $10.89 | to | $31.28 | $ | 298,981 | 0.91% | 0.00% | to | 1.95% | 15.57% | to | 17.73% |
| 2011 | 12,437 | $9.33 | to | $26.58 | $ | 280,455 | 0.84% | 0.00% | to | 1.85% | -2.94% | to | -1.12% |
| 2010 | 13,426 | $9.53 | to | $26.88 | $ | 307,653 | 1.06% | 0.00% | to | 2.10% | 19.36% | to | 21.95% |
| 2009 | 14,483 | $7.88 | to | $22.05 | $ | 274,072 | 1.65% | 0.00% | to | 2.10% | 28.97% | to | 31.80% |
| **ING Index Plus MidCap Portfolio - Class S** | | | | | | | | | | | | | |
| 2013 | 28 | | $17.78 | | $ | 503 | 0.90% | | 0.35% | | | 33.78% | |
| 2012 | 29 | | $13.29 | | $ | 387 | 0.52% | | 0.35% | | | 16.99% | |
| 2011 | 34 | | $11.36 | | $ | 389 | 0.41% | | 0.35% | | | -1.73% | |
| 2010 | 51 | | $11.56 | | $ | 590 | 0.94% | | 0.35% | | | 21.05% | |
| 2009 | 49 | | $9.55 | | $ | 472 | 1.09% | | 0.35% | | | 31.00% | |

| | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | | | Total Return[C] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| ING Index Plus SmallCap Portfolio - Class I | | | | | | | | | | | | | |
| 2013 | 6,051 | $14.48 | to | $30.95 | $ | 154,881 | 0.94% | 0.00% | to | 1.95% | 39.95% | to | 42.71% |
| 2012 | 6,083 | $10.24 | to | $21.69 | $ | 109,978 | 0.58% | 0.00% | to | 1.95% | 10.36% | to | 12.38% |
| 2011 | 6,805 | $9.19 | to | $19.30 | $ | 110,537 | 0.86% | 0.00% | to | 1.80% | -2.52% | to | -0.72% |
| 2010 | 7,455 | $9.34 | to | $19.44 | $ | 122,910 | 0.69% | 0.00% | to | 2.10% | 20.30% | to | 22.86% |
| 2009 | 7,647 | $7.67 | to | $15.83 | $ | 103,515 | 1.74% | 0.00% | to | 2.10% | 22.25% | to | 24.85% |
| ING Index Plus SmallCap Portfolio - Class S | | | | | | | | | | | | | |
| 2013 | 14 | | $16.68 | | $ | 236 | 0.49% | | 0.35% | | | 41.72% | |
| 2012 | 15 | | $11.77 | | $ | 176 | - | | 0.35% | | | 11.78% | |
| 2011 | 17 | | $10.53 | | $ | 181 | 0.60% | | 0.35% | | | -1.31% | |
| 2010 | 14 | | $10.67 | | $ | 154 | 0.72% | | 0.35% | | | 22.08% | |
| 2009 | 14 | | $8.74 | | $ | 122 | 1.11% | | 0.35% | | | 23.97% | |
| ING International Index Portfolio - Class I | | | | | | | | | | | | | |
| 2013 | 2,524 | $9.41 | to | $17.67 | $ | 26,714 | 2.24% | 0.00% | to | 1.80% | 19.26% | to | 21.45% |
| 2012 | 2,347 | $7.89 | to | $14.68 | $ | 20,592 | 2.78% | 0.00% | to | 1.80% | 16.54% | to | 18.84% |
| 2011 | 2,344 | $6.77 | to | $12.49 | $ | 17,553 | 2.70% | 0.00% | to | 1.80% | -13.76% | to | -12.20% |
| 2010 | 2,334 | $7.85 | to | $14.36 | $ | 20,151 | 3.45% | 0.00% | to | 1.80% | 6.27% | to | 8.01% |
| 2009 | 2,401 | $7.43 | to | $13.44 | $ | 19,407 | - | 0.00% | to | 1.60% | 26.18% | to | 27.56% |
| ING International Index Portfolio - Class S | | | | | | | | | | | | | |
| 2013 | - | | $17.06 | | $ | 6 | - | | 0.35% | | | 20.65% | |
| 2012 | - | | $14.14 | | $ | 5 | - | | 0.35% | | | 18.03% | |
| 2011 | 1 | | $11.98 | | $ | 7 | - | | 0.35% | | | -12.75% | |
| 2010 | 1 | | $13.73 | | $ | 13 | 6.25% | | 0.35% | | | 7.27% | |
| 2009 | 1 | | $12.80 | | $ | 19 | (a) | | 0.35% | | | (a) | |
| ING Russell™ Large Cap Growth Index Portfolio - Class I | | | | | | | | | | | | | |
| 2013 | 563 | $20.94 | to | $22.45 | $ | 12,039 | 1.35% | 0.00% | to | 1.50% | 30.06% | to | 31.98% |
| 2012 | 547 | $16.10 | to | $17.01 | $ | 8,965 | 1.14% | 0.00% | to | 1.50% | 12.75% | to | 14.47% |
| 2011 | 367 | $14.28 | to | $14.86 | $ | 5,308 | 1.31% | 0.00% | to | 1.50% | 2.66% | to | 4.21% |
| 2010 | 274 | $13.91 | to | $14.26 | $ | 3,841 | 0.64% | 0.00% | to | 1.50% | 11.10% | to | 12.82% |
| 2009 | 221 | $12.47 | to | $12.76 | $ | 2,772 | (a) | 0.00% | to | 1.50% | | (a) | |

| | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | | | Total Return[C] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **ING Russell™ Large Cap Growth Index Portfolio - Class S** | | | | | | | | | | | | | |
| 2013 | 45 | $21.00 | to | $22.21 | $ | 956 | 1.17% | 0.00% | to | 1.20% | 30.17% | to | 31.71% |
| 2012 | 36 | $16.02 | to | $16.87 | $ | 585 | 0.86% | 0.00% | to | 1.35% | 12.78% | to | 14.26% |
| 2011 | 41 | $14.06 | to | $14.63 | $ | 581 | 1.10% | 0.00% | to | 1.35% | 2.52% | to | 3.87% |
| 2010 | 37 | $13.60 | to | $14.12 | $ | 508 | 0.46% | 0.00% | to | 1.35% | 10.94% | to | 12.47% |
| 2009 | 29 | $12.15 | to | $12.60 | $ | 353 | (a) | 0.00% | to | 1.35% | | (a) | |
| **ING Russell™ Large Cap Index Portfolio - Class I** | | | | | | | | | | | | | |
| 2013 | 2,704 | $13.18 | to | $14.51 | $ | 37,350 | 1.48% | 0.00% | to | 1.80% | 29.72% | to | 32.03% |
| 2012 | 2,210 | $10.16 | to | $10.99 | $ | 23,318 | 2.28% | 0.00% | to | 1.80% | 13.39% | to | 15.56% |
| 2011 | 1,513 | $8.96 | to | $9.51 | $ | 13,923 | 1.53% | 0.00% | to | 1.80% | 0.79% | to | 2.59% |
| 2010 | 1,295 | $8.89 | to | $9.27 | $ | 11,717 | 3.25% | 0.00% | to | 1.80% | 10.48% | to | 12.23% |
| 2009 | 1,190 | $8.06 | to | $8.27 | $ | 9,692 | - | 0.00% | to | 1.60% | 21.90% | to | 23.65% |
| **ING Russell™ Large Cap Index Portfolio - Class S** | | | | | | | | | | | | | |
| 2013 | 10 | | $21.35 | | $ | 221 | 0.70% | | 0.95% | | | 30.50% | |
| 2012 | 4 | | $16.36 | | $ | 65 | 2.70% | | 0.95% | | | 14.17% | |
| 2011 | 1 | | $14.33 | | $ | 9 | - | | 0.95% | | | 1.20% | |
| 2010 | 1 | | $14.16 | | $ | 10 | (b) | | 0.95% | | | (b) | |
| 2009 | (b) | | (b) | | | (b) | (b) | | (b) | | | (b) | |
| **ING Russell™ Large Cap Value Index Portfolio - Class I** | | | | | | | | | | | | | |
| 2013 | 19 | $19.40 | to | $19.49 | $ | 365 | 1.61% | 1.15% | to | 1.25% | 30.20% | to | 30.37% |
| 2012 | 17 | $14.90 | to | $14.95 | $ | 255 | 1.82% | 1.15% | to | 1.25% | 14.79% | to | 14.91% |
| 2011 | 14 | $12.98 | to | $13.01 | $ | 184 | 1.22% | 1.15% | to | 1.25% | -0.38% | to | -0.31% |
| 2010 | 11 | $13.03 | to | $13.05 | $ | 145 | 1.79% | 1.15% | to | 1.25% | 9.96% | to | 10.03% |
| 2009 | 7 | $11.85 | to | $11.86 | $ | 79 | (a) | 1.15% | to | 1.25% | | (a) | |
| **ING Russell™ Large Cap Value Index Portfolio - Class S** | | | | | | | | | | | | | |
| 2013 | 312 | $18.94 | to | $20.31 | $ | 6,058 | 1.54% | 0.00% | to | 1.50% | 29.46% | to | 31.46% |
| 2012 | 264 | $14.63 | to | $15.45 | $ | 3,936 | 1.55% | 0.00% | to | 1.50% | 14.21% | to | 15.90% |
| 2011 | 215 | $12.81 | to | $13.33 | $ | 2,795 | 1.56% | 0.00% | to | 1.50% | -0.93% | to | 0.60% |
| 2010 | 180 | $12.93 | to | $13.25 | $ | 2,346 | 1.44% | 0.00% | to | 1.50% | 9.48% | to | 11.16% |
| 2009 | 165 | $11.81 | to | $11.92 | $ | 1,952 | (a) | 0.00% | to | 1.50% | | (a) | |

| | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | | | Total Return[C] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **ING Russell™ Mid Cap Growth Index Portfolio - Class S** | | | | | | | | | | | | | |
| 2013 | 358 | $23.11 | to | $24.78 | $ | 8,513 | 0.67% | 0.00% | to | 1.50% | 32.89% | to | 34.89% |
| 2012 | 325 | $17.39 | to | $18.37 | $ | 5,776 | 0.35% | 0.00% | to | 1.50% | 13.73% | to | 15.46% |
| 2011 | 335 | $15.29 | to | $15.91 | $ | 5,207 | 0.45% | 0.00% | to | 1.50% | -3.65% | to | -2.15% |
| 2010 | 291 | $15.87 | to | $16.26 | $ | 4,652 | 0.29% | 0.00% | to | 1.50% | 23.98% | to | 25.85% |
| 2009 | 237 | $12.80 | to | $12.92 | $ | 3,049 | (a) | 0.00% | to | 1.50% | | (a) | |
| **ING Russell™ Mid Cap Index Portfolio - Class I** | | | | | | | | | | | | | |
| 2013 | 2,845 | $14.57 | to | $16.12 | $ | 44,130 | 1.11% | 0.00% | to | 1.80% | 31.86% | to | 34.11% |
| 2012 | 2,011 | $11.05 | to | $12.02 | $ | 23,380 | 0.87% | 0.00% | to | 1.80% | 14.86% | to | 17.04% |
| 2011 | 786 | $9.62 | to | $10.27 | $ | 7,784 | 1.25% | 0.00% | to | 1.80% | -3.61% | to | -2.12% |
| 2010 | 638 | $9.98 | to | $10.40 | $ | 6,503 | 0.52% | 0.25% | to | 1.80% | 23.31% | to | 25.00% |
| 2009 | 433 | $8.15 | to | $8.36 | $ | 3,562 | - | 0.00% | to | 1.50% | 38.41% | to | 40.27% |
| **ING Russell™ Small Cap Index Portfolio - Class I** | | | | | | | | | | | | | |
| 2013 | 1,437 | $15.67 | to | $17.34 | $ | 23,761 | 1.25% | 0.00% | to | 1.80% | 36.26% | to | 38.72% |
| 2012 | 1,049 | $11.50 | to | $12.50 | $ | 12,589 | 0.79% | 0.00% | to | 1.80% | 13.97% | to | 16.06% |
| 2011 | 648 | $10.09 | to | $10.77 | $ | 6,728 | 0.90% | 0.00% | to | 1.80% | -5.61% | to | -3.93% |
| 2010 | 482 | $10.69 | to | $11.21 | $ | 5,262 | 0.47% | 0.00% | to | 1.80% | 24.51% | to | 26.16% |
| 2009 | 225 | $8.65 | to | $8.83 | $ | 1,962 | - | 0.25% | to | 1.50% | 24.78% | to | 26.32% |
| **ING Small Company Portfolio - Class I** | | | | | | | | | | | | | |
| 2013 | 4,235 | $15.42 | to | $52.98 | $ | 155,627 | 0.51% | 0.00% | to | 1.50% | 35.67% | to | 37.83% |
| 2012 | 4,493 | $11.29 | to | $38.48 | $ | 122,521 | 0.41% | 0.00% | to | 1.50% | 12.81% | to | 14.53% |
| 2011 | 4,827 | $9.95 | to | $33.68 | $ | 116,910 | 0.40% | 0.00% | to | 1.50% | -3.94% | to | -2.48% |
| 2010 | 5,153 | $10.30 | to | $34.54 | $ | 129,660 | 0.52% | 0.00% | to | 1.50% | 22.55% | to | 24.44% |
| 2009 | 5,202 | $8.35 | to | $27.77 | $ | 107,672 | 0.61% | 0.00% | to | 1.50% | 25.65% | to | 27.62% |
| **ING Small Company Portfolio - Class S** | | | | | | | | | | | | | |
| 2013 | 15 | | $20.17 | | $ | 299 | 0.40% | | 0.35% | | | 36.93% | |
| 2012 | 14 | | $14.73 | | $ | 207 | - | | 0.35% | | | 13.83% | |
| 2011 | 14 | | $12.94 | | $ | 184 | - | | 0.35% | | | -3.00% | |
| 2010 | 11 | | $13.34 | | $ | 149 | - | | 0.35% | | | 23.52% | |
| 2009 | 11 | | $10.80 | | $ | 118 | 0.92% | | 0.35% | | | 26.76% | |

| | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | | | Total Return[C] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **ING U.S. Bond Index Portfolio - Class I** | | | | | | | | | | | | | |
| 2013 | 777 | $11.32 | to | $12.52 | $ | 9,263 | 1.91% | 0.00% | to | 1.80% | -4.31% | to | -2.57% |
| 2012 | 937 | $11.83 | to | $12.85 | $ | 11,539 | 2.32% | 0.00% | to | 1.80% | 2.30% | to | 3.88% |
| 2011 | 794 | $11.71 | to | $12.37 | $ | 9,456 | 2.02% | 0.00% | to | 1.50% | 5.58% | to | 7.19% |
| 2010 | 477 | $11.09 | to | $11.54 | $ | 5,363 | 2.67% | 0.00% | to | 1.55% | 4.52% | to | 6.16% |
| 2009 | 368 | $10.61 | to | $10.87 | $ | 3,932 | 2.62% | 0.00% | to | 1.50% | 4.32% | to | 5.84% |
| **ING International Value Portfolio - Class I** | | | | | | | | | | | | | |
| 2013 | 4,006 | $8.71 | to | $18.26 | $ | 62,868 | 2.58% | 0.00% | to | 1.55% | 19.44% | to | 21.25% |
| 2012 | 4,356 | $7.25 | to | $15.06 | $ | 59,954 | 2.51% | 0.00% | to | 1.50% | 17.41% | to | 19.24% |
| 2011 | 5,279 | $6.14 | to | $12.70 | $ | 62,017 | 2.61% | 0.00% | to | 1.55% | -16.21% | to | -14.84% |
| 2010 | 6,060 | $7.28 | to | $15.07 | $ | 84,378 | 2.04% | 0.00% | to | 1.70% | 0.73% | to | 2.49% |
| 2009 | 7,742 | $7.16 | to | $14.85 | $ | 105,099 | 1.56% | 0.00% | to | 1.70% | 25.00% | to | 27.22% |
| **ING International Value Portfolio - Class S** | | | | | | | | | | | | | |
| 2013 | 17 | | $13.43 | | $ | 224 | 2.26% | | 0.35% | | | 20.45% | |
| 2012 | 20 | | $11.15 | | $ | 218 | 2.34% | | 0.35% | | | 18.62% | |
| 2011 | 22 | | $9.40 | | $ | 210 | 2.54% | | 0.35% | | | -15.24% | |
| 2010 | 24 | | $11.09 | | $ | 263 | 1.83% | | 0.35% | | | 1.93% | |
| 2009 | 26 | | $10.88 | | $ | 283 | 1.51% | | 0.35% | | | 25.78% | |
| **ING MidCap Opportunities Portfolio - Class I** | | | | | | | | | | | | | |
| 2013 | 5,043 | $12.14 | to | $28.81 | $ | 113,492 | 0.04% | 0.00% | to | 1.50% | 29.99% | to | 31.99% |
| 2012 | 2,646 | $9.83 | to | $21.94 | $ | 49,515 | 0.59% | 0.00% | to | 1.50% | 12.48% | to | 14.21% |
| 2011 | 1,972 | $11.38 | to | $19.31 | $ | 32,603 | - | 0.00% | to | 1.50% | -1.94% | to | -0.51% |
| 2010 | 1,410 | $11.54 | to | $18.47 | $ | 23,611 | 0.72% | 0.00% | to | 1.50% | 28.37% | to | 30.35% |
| 2009 | 998 | $8.92 | to | $14.17 | $ | 12,935 | 0.21% | 0.00% | to | 1.50% | 39.29% | to | 41.60% |
| **ING MidCap Opportunities Portfolio - Class S** | | | | | | | | | | | | | |
| 2013 | 74 | $17.39 | to | $23.29 | $ | 1,401 | - | 0.00% | to | 1.55% | 29.68% | to | 31.62% |
| 2012 | 122 | $13.41 | to | $17.75 | $ | 1,742 | 0.42% | 0.00% | to | 1.55% | 12.33% | to | 13.94% |
| 2011 | 164 | $12.00 | to | $15.64 | $ | 2,056 | - | 0.00% | to | 1.35% | -2.12% | to | -0.97% |
| 2010 | 198 | $12.22 | to | $15.81 | $ | 2,514 | 0.57% | 0.15% | to | 1.75% | | 29.48% | |
| 2009 | 23 | | $12.21 | | $ | 276 | - | | 0.35% | | | 40.51% | |

| | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | | | Total Return[C] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| ING SmallCap Opportunities Portfolio - Class I | | | | | | | | | | | | | |
| 2013 | 2,427 | $13.46 | to | $27.49 | $ | 41,575 | - | 0.00% | to | 1.50% | 37.03% | to | 39.05% |
| 2012 | 2,283 | $9.77 | to | $19.73 | $ | 28,744 | - | 0.00% | to | 1.75% | 13.45% | to | 14.88% |
| 2011 | 1,989 | $10.26 | to | $17.18 | $ | 21,998 | - | 0.20% | to | 1.50% | -0.68% | to | 0.60% |
| 2010 | 1,873 | $10.33 | to | $17.09 | $ | 20,701 | - | 0.00% | to | 1.50% | 30.43% | to | 32.13% |
| 2009 | 1,414 | $7.92 | to | $12.81 | $ | 11,898 | - | 0.00% | to | 1.50% | 28.99% | to | 31.05% |
| ING SmallCap Opportunities Portfolio - Class S | | | | | | | | | | | | | |
| 2013 | 5 | | $22.30 | | $ | 108 | - | | 0.35% | | | 38.25% | |
| 2012 | 5 | | $16.13 | | $ | 80 | - | | 0.35% | | | 14.56% | |
| 2011 | 6 | | $14.08 | | $ | 86 | - | | 0.35% | | | 0.14% | |
| 2010 | 15 | | $14.06 | | $ | 213 | - | | 0.35% | | | 31.65% | |
| 2009 | 6 | | $10.68 | | $ | 60 | - | | 0.35% | | | 30.24% | |
| Janus Aspen Series Balanced Portfolio - Institutional Shares | | | | | | | | | | | | | |
| 2013 | 3 | $30.58 | to | $47.51 | $ | 153 | 1.83% | 0.50% | to | 1.40% | 18.46% | to | 19.58% |
| 2012 | 4 | $25.63 | to | $40.04 | $ | 174 | 3.08% | 0.50% | to | 1.40% | 12.05% | to | 13.05% |
| 2011 | 4 | $22.71 | to | $35.79 | $ | 151 | 2.55% | 0.40% | to | 1.40% | 0.23% | to | 1.11% |
| 2010 | 7 | $22.50 | to | $35.55 | $ | 242 | 2.78% | 0.50% | to | 1.40% | 6.87% | to | 7.87% |
| 2009 | 8 | $20.91 | to | $33.21 | $ | 261 | 6.84% | 0.50% | to | 1.45% | 24.06% | to | 25.25% |
| Janus Aspen Series Enterprise Portfolio - Institutional Shares | | | | | | | | | | | | | |
| 2013 | 7 | $29.17 | to | $46.45 | $ | 326 | 0.29% | 0.45% | to | 1.50% | 30.42% | to | 31.81% |
| 2012 | 11 | $22.19 | to | $35.53 | $ | 365 | - | 0.45% | to | 1.50% | 15.58% | to | 16.74% |
| 2011 | 11 | $19.05 | to | $30.67 | $ | 322 | - | 0.40% | to | 1.50% | -2.91% | to | -1.84% |
| 2010 | 12 | $19.46 | to | $31.51 | $ | 363 | - | 0.45% | to | 1.50% | 24.01% | to | 25.27% |
| 2009 | 14 | $15.57 | to | $25.35 | $ | 327 | - | 0.30% | to | 1.50% | 42.60% | to | 44.34% |
| Janus Aspen Series Flexible Bond Portfolio - Institutional Shares | | | | | | | | | | | | | |
| 2013 | 1 | $21.24 | to | $31.08 | $ | 38 | 5.13% | 0.50% | to | 1.50% | -1.62% | to | -0.62% |
| 2012 | 1 | $21.52 | to | $31.52 | $ | 40 | 1.90% | 0.50% | to | 1.50% | 6.72% | to | 7.80% |
| 2011 | 2 | $20.09 | to | $29.46 | $ | 65 | 7.63% | 0.50% | to | 1.50% | 5.15% | to | 6.19% |
| 2010 | 3 | $18.80 | to | $27.94 | $ | 66 | 3.13% | 0.50% | to | 1.50% | 6.38% | to | 7.47% |
| 2009 | 3 | $17.63 | to | $26.20 | $ | 62 | 5.00% | 0.50% | to | 1.50% | 11.54% | to | 12.63% |

| | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | | | Total Return[C] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Janus Aspen Series Global Research Portfolio - Institutional Shares | | | | | | | | | | | | | |
| 2013 | 6 | $15.43 | to | $29.59 | $ | 161 | 1.35% | 0.45% | to | 1.50% | 26.46% | to | 27.83% |
| 2012 | 6 | $12.10 | to | $23.33 | $ | 135 | 0.80% | 0.45% | to | 1.50% | 18.33% | to | 19.52% |
| 2011 | 6 | $10.15 | to | $19.68 | $ | 114 | 0.72% | 0.40% | to | 1.50% | -15.03% | to | -14.08% |
| 2010 | 8 | $11.85 | to | $23.10 | $ | 164 | 0.60% | 0.45% | to | 1.50% | 14.08% | to | 15.28% |
| 2009 | 10 | $10.30 | to | $20.19 | $ | 172 | 1.23% | 0.45% | to | 1.50% | 35.65% | to | 37.13% |
| Janus Aspen Series Janus Portfolio - Institutional Shares | | | | | | | | | | | | | |
| 2013 | 3 | $12.96 | to | $32.19 | $ | 78 | 1.35% | 0.50% | to | 1.25% | 28.71% | to | 29.67% |
| 2012 | 4 | $10.04 | to | $24.98 | $ | 70 | - | 0.50% | to | 1.40% | 16.99% | to | 18.06% |
| 2011 | 4 | $8.54 | to | $21.31 | $ | 57 | - | 0.50% | to | 1.40% | -6.62% | to | -5.81% |
| 2010 | 5 | $9.10 | to | $22.41 | $ | 82 | 1.20% | 0.50% | to | 1.40% | 12.89% | to | 14.00% |
| 2009 | 5 | $8.02 | to | $19.82 | $ | 84 | - | 0.50% | to | 1.40% | 34.49% | to | 35.62% |
| JPMorgan Government Bond Fund - Select Class | | | | | | | | | | | | | |
| 2013 | 25 | | $9.58 | | $ | 242 | 5.56% | | 0.95% | | | -4.58% | |
| 2012 | 1 | | $10.04 | | $ | 10 | (d) | | 0.95% | | | (d) | |
| 2011 | (d) | | (d) | | | (d) | (d) | | (d) | | | (d) | |
| 2010 | (d) | | (d) | | | (d) | (d) | | (d) | | | (d) | |
| 2009 | (d) | | (d) | | | (d) | (d) | | (d) | | | (d) | |
| Lazard Emerging Markets Equity Portfolio - Open Shares | | | | | | | | | | | | | |
| 2013 | - | | $12.30 | | | - | (e) | | 0.80% | | | (e) | |
| 2012 | (e) | | $10.04 | | | (e) | (e) | | (e) | | | (e) | |
| 2011 | (e) | | (e) | | | (e) | (e) | | (e) | | | (e) | |
| 2010 | (e) | | (e) | | | (e) | (e) | | (e) | | | (e) | |
| 2009 | (e) | | (e) | | | (e) | (e) | | (e) | | | (e) | |
| Lazard U.S. Mid Cap Equity Portfolio - Open Shares | | | | | | | | | | | | | |
| 2013 | 339 | $10.98 | to | $12.76 | $ | 3,922 | 0.29% | 0.00% | to | 1.50% | 30.71% | to | 32.57% |
| 2012 | 571 | $8.40 | to | $9.63 | $ | 5,049 | 0.07% | 0.00% | to | 1.50% | 3.83% | to | 5.48% |
| 2011 | 452 | $8.09 | to | $9.13 | $ | 3,793 | 0.03% | 0.00% | to | 1.50% | -7.22% | to | -5.86% |
| 2010 | 287 | $8.72 | to | $9.70 | $ | 2,566 | 0.86% | 0.00% | to | 1.50% | 21.28% | to | 23.10% |
| 2009 | 159 | $7.19 | to | $7.49 | $ | 1,162 | 0.77% | 0.00% | to | 1.50% | 36.53% | to | 38.19% |

| | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | | | Total Return[C] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **LKCM Aquinas Growth Fund** | | | | | | | | | | | | | |
| 2013 | 30 | | $13.82 | | $ | 411 | - | 0.90% | | | 25.64% | | |
| 2012 | 31 | | $11.00 | | $ | 337 | - | 0.90% | | | 9.45% | | |
| 2011 | 29 | | $10.05 | | $ | 291 | - | 0.90% | | | 0.60% | | |
| 2010 | 28 | $9.99 | to | $11.93 | $ | 316 | - | 0.90% | to | 1.05% | 15.32% | to | 15.49% |
| 2009 | 27 | $8.65 | to | $10.34 | $ | 269 | - | 0.90% | to | 1.05% | 28.71% | | |
| **Loomis Sayles Small Cap Value Fund - Retail Class** | | | | | | | | | | | | | |
| 2013 | 921 | $16.41 | to | $17.86 | $ | 15,591 | 0.02% | 0.00% | to | 1.50% | 33.52% | to | 35.61% |
| 2012 | 838 | $12.29 | to | $13.17 | $ | 10,558 | 0.87% | 0.00% | to | 1.50% | 14.33% | to | 16.04% |
| 2011 | 668 | $10.75 | to | $11.35 | $ | 7,314 | - | 0.00% | to | 1.50% | -3.24% | to | -1.82% |
| 2010 | 413 | $11.11 | to | $11.56 | $ | 4,646 | 0.50% | 0.00% | to | 1.50% | 22.90% | to | 24.70% |
| 2009 | 276 | $9.04 | to | $9.27 | $ | 2,518 | 0.18% | 0.00% | to | 1.50% | 26.61% | to | 28.19% |
| **Lord Abbett Developing Growth Fund - Class A** | | | | | | | | | | | | | |
| 2013 | 11 | $23.49 | to | $24.80 | $ | 259 | - | 0.20% | to | 1.60% | 54.74% | to | 56.86% |
| 2012 | 6 | $15.18 | to | $15.81 | $ | 93 | - | 0.20% | to | 1.60% | 8.85% | to | 9.75% |
| 2011 | 5 | $13.96 | to | $14.26 | $ | 77 | - | 0.55% | to | 1.65% | -2.55% | | |
| 2010 | 1 | $14.51 | to | $14.57 | $ | 19 | (b) | 0.60% | to | 1.05% | (b) | | |
| 2009 | (b) | | (b) | | | (b) | (b) | (b) | | | (b) | | |
| **Lord Abbett Core Fixed Income Fund - Class A** | | | | | | | | | | | | | |
| 2013 | 4 | $10.56 | to | $10.78 | $ | 46 | 1.90% | 0.90% | to | 1.45% | -3.74% | to | -3.14% |
| 2012 | 5 | $10.97 | to | $11.13 | $ | 59 | 1.80% | 0.90% | to | 1.45% | 4.28% | to | 4.90% |
| 2011 | 5 | $10.52 | to | $10.61 | $ | 51 | 3.64% | 0.90% | to | 1.45% | 3.93% | | |
| 2010 | - | | $10.17 | | $ | 4 | (b) | 1.15% | | | (b) | | |
| 2009 | (b) | | (b) | | | (b) | (b) | (b) | | | (b) | | |
| **Lord Abbett Mid Cap Stock Fund - Class A** | | | | | | | | | | | | | |
| 2013 | 50 | $17.14 | to | $21.96 | $ | 997 | 0.41% | 0.35% | to | 1.75% | 28.44% | to | 29.60% |
| 2012 | 63 | $13.75 | to | $17.02 | $ | 960 | 0.52% | 0.55% | to | 1.45% | 12.89% | to | 13.91% |
| 2011 | 102 | $11.90 | to | $15.01 | $ | 1,343 | 0.14% | 0.55% | to | 1.75% | -5.63% | to | -4.54% |
| 2010 | 106 | $12.61 | to | $15.79 | $ | 1,451 | 0.40% | 0.60% | to | 1.75% | 23.39% | to | 24.77% |
| 2009 | 96 | $10.13 | to | $12.70 | $ | 1,054 | 0.67% | 0.60% | to | 1.90% | 24.29% | to | 25.89% |

| | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | | | Total Return[C] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Lord Abbett SmallCap Value Fund - Class A** | | | | | | | | | | | | | |
| 2013 | 55 | $24.38 | to | $27.05 | $ | 1,450 | - | 0.55% | to | 1.60% | 31.57% | to | 32.92% |
| 2012 | 60 | $18.53 | to | $20.35 | $ | 1,186 | 0.69% | 0.55% | to | 1.60% | 8.81% | to | 10.00% |
| 2011 | 63 | $17.03 | to | $18.50 | $ | 1,138 | - | 0.55% | to | 1.60% | -6.12% | to | -5.20% |
| 2010 | 92 | $18.14 | to | $19.44 | $ | 1,751 | - | 0.60% | to | 1.60% | 24.25% | to | 25.50% |
| 2009 | 88 | $14.56 | to | $15.49 | $ | 1,330 | - | 0.60% | to | 1.65% | 27.72% | to | 28.98% |
| **Lord Abbett Fundamental Equity Fund - Class A** | | | | | | | | | | | | | |
| 2013 | 15 | $16.90 | to | $17.85 | $ | 264 | 0.47% | 0.20% | to | 1.60% | 34.45% | to | 36.36% |
| 2012 | 12 | $12.57 | to | $13.09 | $ | 158 | 0.99% | 0.20% | to | 1.60% | 9.52% | to | 10.46% |
| 2011 | 4 | $11.52 | to | $11.85 | $ | 45 | (c) | 0.20% | to | 1.65% | | (c) | |
| 2010 | (c) | | (c) | | | (c) | (c) | | (c) | | | (c) | |
| 2009 | (c) | | (c) | | | (c) | (c) | | (c) | | | (c) | |
| **Lord Abbett Series Fund MidCap Stock Portfolio - Class VC** | | | | | | | | | | | | | |
| 2013 | 5,161 | $12.46 | to | $24.10 | $ | 104,684 | 0.40% | 0.00% | to | 1.50% | 28.34% | to | 30.40% |
| 2012 | 6,044 | $9.65 | to | $18.71 | $ | 95,534 | 0.67% | 0.00% | to | 1.50% | 12.88% | to | 14.55% |
| 2011 | 6,523 | $8.50 | to | $16.51 | $ | 90,948 | 0.21% | 0.00% | to | 1.50% | -5.45% | to | -4.07% |
| 2010 | 6,716 | $8.93 | to | $17.37 | $ | 98,339 | 0.38% | 0.00% | to | 1.50% | 23.52% | to | 25.52% |
| 2009 | 7,527 | $7.18 | to | $13.99 | $ | 88,200 | 0.47% | 0.00% | to | 1.50% | 24.74% | to | 26.56% |
| **MainStay Large Cap Growth Fund - Class R3** | | | | | | | | | | | | | |
| 2013 | 34 | | $18.90 | | $ | 637 | - | | - | | | 35.97% | |
| 2012 | 31 | | $13.90 | | $ | 424 | (d) | | - | | | (d) | |
| 2011 | (d) | | (d) | | | (d) | (d) | | (d) | | | (d) | |
| 2010 | (d) | | (d) | | | (d) | (d) | | (d) | | | (d) | |
| 2009 | (d) | | (d) | | | (d) | (d) | | (d) | | | (d) | |
| **Massachusetts Investors Growth Stock Fund - Class A** | | | | | | | | | | | | | |
| 2013 | 34 | $17.90 | to | $20.16 | $ | 660 | 0.44% | 0.25% | to | 1.45% | 28.52% | to | 29.37% |
| 2012 | 49 | $13.52 | to | $15.05 | $ | 718 | 1.05% | 0.60% | to | 1.80% | 15.41% | to | 16.22% |
| 2011 | 33 | $12.20 | to | $12.95 | $ | 428 | 0.50% | 0.60% | to | 1.35% | 0.16% | to | 0.55% |
| 2010 | 29 | $12.33 | to | $12.81 | $ | 371 | 0.60% | 0.65% | to | 1.20% | 12.81% | to | 13.46% |
| 2009 | 26 | $10.93 | to | $11.29 | $ | 297 | 0.30% | 0.65% | to | 1.20% | 38.71% | to | 39.56% |

| | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | | | Total Return[C] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Metropolitan West Total Return Bond Fund - Class M Shares** | | | | | | | | | | | | |
| 2013 | 358 | $9.71 | to | $9.77 | $ 3,490 | (e) | 0.30% | to | 1.25% | (e) | | |
| 2012 | (e) | (e) | | | (e) | (e) | (e) | | | (e) | | |
| 2011 | (e) | (e) | | | (e) | (e) | (e) | | | (e) | | |
| 2010 | (e) | (e) | | | (e) | (e) | (e) | | | (e) | | |
| 2009 | (e) | (e) | | | (e) | (e) | (e) | | | (e) | | |
| **Neuberger Berman Genesis Fund - Trust Class** | | | | | | | | | | | | |
| 2013 | 11 | $17.41 | to | $18.26 | $ 198 | 0.68% | 0.35% | to | 1.75% | 34.54% | to | 36.37% |
| 2012 | 7 | $12.94 | to | $13.39 | $ 95 | - | 0.35% | to | 1.75% | 8.44% | | |
| 2011 | 5 | $11.99 | to | $12.15 | $ 66 | (c) | 0.85% | to | 1.80% | (c) | | |
| 2010 | (c) | (c) | | | (c) | (c) | (c) | | | (c) | | |
| 2009 | (c) | (c) | | | (c) | (c) | (c) | | | (c) | | |
| **Neuberger Berman Socially Responsive Fund - Trust Class** | | | | | | | | | | | | |
| 2013 | 930 | $13.84 | to | $16.45 | $ 14,445 | 1.19% | 0.00% | to | 1.90% | 35.35% | to | 37.90% |
| 2012 | 779 | $10.12 | to | $11.95 | $ 8,855 | 0.80% | 0.00% | to | 1.90% | 8.70% | to | 10.88% |
| 2011 | 1,002 | $9.22 | to | $10.81 | $ 10,377 | 0.73% | 0.00% | to | 1.90% | -4.81% | to | -3.07% |
| 2010 | 660 | $9.77 | to | $11.18 | $ 7,130 | 0.20% | 0.00% | to | 1.90% | 20.44% | to | 22.19% |
| 2009 | 424 | $8.71 | to | $9.22 | $ 3,772 | 0.44% | 0.00% | to | 1.70% | 28.30% | to | 30.41% |
| **New Perspective Fund - Class R-3** | | | | | | | | | | | | |
| 2013 | 110 | $19.96 | to | $22.93 | $ 2,417 | 0.53% | 0.00% | to | 1.40% | 24.67% | to | 26.41% |
| 2012 | 122 | $15.94 | to | $18.14 | $ 2,123 | 0.61% | 0.00% | to | 1.45% | 18.68% | to | 20.37% |
| 2011 | 236 | $13.33 | to | $15.07 | $ 3,477 | 0.67% | 0.00% | to | 1.55% | -9.32% | to | -7.89% |
| 2010 | 266 | $14.70 | to | $16.36 | $ 4,250 | 0.76% | 0.00% | to | 1.55% | 10.61% | to | 12.36% |
| 2009 | 272 | $13.29 | to | $14.56 | $ 3,881 | 1.16% | 0.00% | to | 1.55% | 35.19% | to | 37.10% |
| **New Perspective Fund - Class R-4** | | | | | | | | | | | | |
| 2013 | 5,241 | $12.84 | to | $24.03 | $ 114,954 | 0.86% | 0.00% | to | 1.50% | 24.88% | to | 26.81% |
| 2012 | 5,050 | $10.22 | to | $18.95 | $ 88,013 | 1.22% | 0.00% | to | 1.50% | 18.94% | to | 20.87% |
| 2011 | 4,619 | $8.77 | to | $15.69 | $ 67,062 | 1.04% | 0.00% | to | 1.50% | -8.98% | to | -7.65% |
| 2010 | 4,588 | $9.50 | to | $16.99 | $ 72,675 | 1.13% | 0.00% | to | 1.50% | 11.05% | to | 12.74% |
| 2009 | 4,201 | $8.34 | to | $15.07 | $ 59,419 | 1.48% | 0.00% | to | 1.50% | 35.41% | to | 37.52% |

| | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | | | Total Return[C] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Oppenheimer Capital Appreciation Fund - Class A** | | | | | | | | | | | | |
| 2013 | 7 | $14.53 | to | $15.42 | $ 106 | - | 0.60% | to | 1.20% | 27.79% | to | 28.50% |
| 2012 | 44 | $11.27 | to | $12.00 | $ 520 | 0.65% | 0.60% | to | 1.30% | 12.14% | to | 12.99% |
| 2011 | 39 | $10.05 | to | $10.62 | $ 400 | 0.23% | 0.60% | to | 1.30% | -2.80% | to | -2.12% |
| 2010 | 43 | $10.23 | to | $10.85 | $ 456 | - | 0.60% | to | 1.45% | 7.57% | to | 8.50% |
| 2009 | 55 | $9.46 | to | $10.03 | $ 538 | - | 0.55% | to | 1.55% | 41.41% | to | 42.67% |
| **Oppenheimer Developing Markets Fund - Class A** | | | | | | | | | | | | |
| 2013 | 4,033 | $12.12 | to | $92.59 | $ 280,181 | 0.10% | 0.00% | to | 1.75% | 6.49% | to | 8.38% |
| 2012 | 4,295 | $11.29 | to | $85.45 | $ 275,812 | 0.41% | 0.00% | to | 1.75% | 18.73% | to | 20.87% |
| 2011 | 4,737 | $9.42 | to | $70.71 | $ 259,497 | 1.67% | 0.00% | to | 1.75% | -19.52% | to | -18.09% |
| 2010 | 4,842 | $11.61 | to | $86.33 | $ 325,715 | 0.15% | 0.00% | to | 1.95% | 24.54% | to | 26.97% |
| 2009 | 4,581 | $9.22 | to | $67.99 | $ 241,957 | 0.54% | 0.00% | to | 1.95% | 78.72% | to | 81.84% |
| **Oppenheimer Developing Markets Fund - Class Y** | | | | | | | | | | | | |
| 2013 | 3,321 | $11.78 | to | $11.85 | $ 39,124 | 0.46% | 0.00% | to | 0.45% | 8.17% | to | 8.62% |
| 2012 | 3,248 | $10.89 | to | $10.91 | $ 35,375 | (d) | 0.00% | to | 0.45% | | (d) | |
| 2011 | (d) | (d) | | | (d) | (d) | (d) | | | | (d) | |
| 2010 | (d) | (d) | | | (d) | (d) | (d) | | | | (d) | |
| 2009 | (d) | (d) | | | (d) | (d) | (d) | | | | (d) | |
| **Oppenheimer Gold & Special Minerals Fund - Class A** | | | | | | | | | | | | |
| 2013 | 3 | $5.79 | to | $6.16 | $ 15 | - | 0.20% | to | 1.75% | -48.60% | to | -47.88% |
| 2012 | 1 | $11.40 | to | $11.82 | $ 16 | - | 0.20% | to | 1.45% | | - | |
| 2011 | 1 | $12.79 | to | $12.89 | $ 7 | - | 0.80% | to | 1.20% | | - | |
| 2010 | 2 | $17.52 | | | $ 38 | (b) | 0.60% | | | | (b) | |
| 2009 | (b) | (b) | | | (b) | (b) | (b) | | | | (b) | |
| **Oppenheimer International Bond Fund - Class A** | | | | | | | | | | | | |
| 2013 | 13 | $10.79 | to | $11.17 | $ 141 | 3.72% | 0.70% | to | 1.60% | -5.57% | to | -4.86% |
| 2012 | 11 | $11.49 | to | $11.74 | $ 128 | 3.82% | 0.70% | to | 1.45% | 9.22% | to | 9.87% |
| 2011 | 13 | $10.50 | to | $10.65 | $ 134 | 6.49% | 0.80% | to | 1.55% | -1.77% | to | -1.12% |
| 2010 | 5 | $10.71 | to | $10.76 | $ 52 | (b) | 0.85% | to | 1.45% | | (b) | |
| 2009 | (b) | (b) | | | (b) | (b) | (b) | | | | (b) | |

| | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | | | Total Return[C] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Oppenheimer Discovery Mid Cap Growth Fund/VA** | | | | | | | | | | | | | |
| 2013 | 4 | $6.93 | to | $13.99 | $ | 46 | - | 1.25% | to | 1.50% | 33.78% | to | 34.26% |
| 2012 | 5 | $5.18 | to | $10.42 | $ | 41 | - | 1.25% | to | 1.50% | 14.86% | to | 15.01% |
| 2011 | 2 | $4.51 | to | $9.06 | $ | 11 | - | 1.25% | to | 1.50% | -0.44% | to | -0.11% |
| 2010 | 3 | $4.53 | to | $9.07 | $ | 15 | - | 1.25% | to | 1.50% | 25.48% | to | 25.80% |
| 2009 | 3 | $3.61 | to | $7.21 | $ | 15 | - | 1.25% | to | 1.50% | 30.80% | to | 31.09% |
| **Oppenheimer Global Fund/VA** | | | | | | | | | | | | | |
| 2013 | 8 | $18.96 | to | $35.66 | $ | 261 | 1.23% | 0.50% | to | 1.80% | 25.07% | to | 26.68% |
| 2012 | 9 | $15.16 | to | $28.15 | $ | 226 | 2.31% | 0.50% | to | 1.80% | 19.09% | to | 20.66% |
| 2011 | 10 | $12.73 | to | $23.58 | $ | 207 | 1.23% | 0.40% | to | 1.80% | -9.97% | to | -8.76% |
| 2010 | 12 | $14.14 | to | $25.57 | $ | 281 | 1.44% | 0.50% | to | 1.80% | 13.94% | to | 15.39% |
| 2009 | 13 | $12.41 | to | $22.16 | $ | 273 | 2.31% | 0.50% | to | 1.80% | 37.28% | to | 39.11% |
| **Oppenheimer Global Strategic Income Fund/VA** | | | | | | | | | | | | | |
| 2013 | 5 | $20.30 | to | $22.49 | $ | 99 | 4.81% | 0.60% | to | 1.25% | -1.36% | to | -0.75% |
| 2012 | 5 | $20.58 | to | $22.66 | $ | 109 | 5.58% | 0.60% | to | 1.25% | 12.09% | to | 12.85% |
| 2011 | 5 | $18.36 | to | $20.08 | $ | 106 | 3.67% | 0.60% | to | 1.25% | -0.38% | to | 0.25% |
| 2010 | 6 | $18.43 | to | $20.15 | $ | 112 | 8.33% | 0.55% | to | 1.25% | 13.56% | to | 14.33% |
| 2009 | 6 | $15.86 | to | $17.63 | $ | 104 | 0.96% | 0.55% | to | 1.45% | 17.13% | to | 18.24% |
| **Oppenheimer Main Street Fund®/VA** | | | | | | | | | | | | | |
| 2013 | 6 | $12.74 | to | $14.56 | $ | 77 | 1.39% | 1.25% | to | 1.50% | 29.87% | to | 30.12% |
| 2012 | 7 | $9.81 | to | $11.19 | $ | 67 | 1.52% | 1.25% | to | 1.50% | 15.14% | to | 15.48% |
| 2011 | 8 | $8.52 | to | $9.69 | $ | 65 | 1.44% | 1.25% | to | 1.50% | -1.50% | to | -1.32% |
| 2010 | 8 | $8.65 | to | $9.82 | $ | 74 | 1.37% | 1.25% | to | 1.50% | 14.27% | to | 14.72% |
| 2009 | 9 | $7.57 | to | $8.56 | $ | 72 | 1.48% | 1.25% | to | 1.50% | 26.38% | to | 26.63% |
| **Oppenheimer Main Street Small Cap Fund®/VA** | | | | | | | | | | | | | |
| 2013 | 1,167 | $15.46 | to | $24.07 | $ | 23,499 | 0.83% | 0.00% | to | 1.50% | 38.93% | to | 40.98% |
| 2012 | 718 | $11.06 | to | $17.24 | $ | 10,845 | 0.60% | 0.00% | to | 1.50% | 16.23% | to | 18.00% |
| 2011 | 711 | $9.46 | to | $14.76 | $ | 9,234 | 0.64% | 0.00% | to | 1.50% | -3.62% | to | -2.21% |
| 2010 | 763 | $9.76 | to | $15.25 | $ | 10,224 | 0.59% | 0.00% | to | 1.50% | 21.54% | to | 23.33% |
| 2009 | 737 | $7.97 | to | $12.48 | $ | 8,067 | 0.75% | 0.00% | to | 1.50% | 35.19% | to | 37.31% |

| | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | | | Total Return[C] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Parnassus Equity Income Fund - Investor Shares | | | | | | | | | | | | | |
| 2013 | 547 | $13.33 | to | $22.01 | $ | 7,389 | 1.50% | 0.15% | to | 1.35% | 32.23% | to | 32.77% |
| 2012 | 59 | $10.04 | to | $16.12 | $ | 622 | 3.31% | 0.95% | to | 1.35% | 13.97% | to | 14.33% |
| 2011 | 3 | | $14.03 | | $ | 42 | (c) | | 1.25% | | | (c) | |
| 2010 | (c) | | (c) | | | (c) | (c) | | (c) | | | (c) | |
| 2009 | (c) | | (c) | | | (c) | (c) | | (c) | | | (c) | |
| Pax World Balanced Fund - Individual Investor Class | | | | | | | | | | | | | |
| 2013 | 3,309 | $11.40 | to | $17.04 | $ | 49,414 | 0.81% | 0.00% | to | 1.50% | 14.64% | to | 16.39% |
| 2012 | 3,574 | $9.88 | to | $14.64 | $ | 46,306 | 1.59% | 0.00% | to | 1.50% | 9.65% | to | 11.29% |
| 2011 | 4,035 | $8.96 | to | $13.16 | $ | 47,486 | 1.30% | 0.00% | to | 1.60% | -3.31% | to | -1.79% |
| 2010 | 4,354 | $9.21 | to | $13.40 | $ | 52,720 | 1.48% | 0.00% | to | 1.65% | 10.10% | to | 11.85% |
| 2009 | 4,954 | $8.30 | to | $11.98 | $ | 54,186 | 1.67% | 0.00% | to | 1.65% | 19.28% | to | 21.42% |
| PIMCO Real Return Portfolio - Administrative Class | | | | | | | | | | | | | |
| 2013 | 10,069 | $12.89 | to | $16.22 | $ | 148,758 | 1.37% | 0.00% | to | 1.65% | -10.68% | to | -9.22% |
| 2012 | 16,021 | $14.33 | to | $17.87 | $ | 260,067 | 1.05% | 0.00% | to | 1.65% | 7.10% | to | 8.78% |
| 2011 | 13,442 | $13.30 | to | $16.43 | $ | 201,912 | 5.14% | 0.00% | to | 1.60% | 9.90% | to | 11.69% |
| 2010 | 11,633 | $12.01 | to | $14.71 | $ | 158,235 | 1.44% | 0.00% | to | 1.65% | 6.40% | to | 8.25% |
| 2009 | 8,873 | $11.20 | to | $13.61 | $ | 112,730 | 2.96% | 0.00% | to | 1.65% | 16.42% | to | 18.41% |
| Pioneer Equity Income Fund - Class Y | | | | | | | | | | | | | |
| 2013 | 358 | | $12.71 | | $ | 4,551 | 2.90% | | 0.95% | | | 28.00% | |
| 2012 | 111 | | $9.93 | | $ | 1,099 | (d) | | 0.95% | | | (d) | |
| 2011 | (d) | | (d) | | | (d) | (d) | | (d) | | | (d) | |
| 2010 | (d) | | (d) | | | (d) | (d) | | (d) | | | (d) | |
| 2009 | (d) | | (d) | | | (d) | (d) | | (d) | | | (d) | |
| Pioneer High Yield Fund - Class A | | | | | | | | | | | | | |
| 2013 | 108 | $16.32 | to | $19.03 | $ | 1,966 | 4.83% | 0.20% | to | 1.75% | 10.34% | to | 12.07% |
| 2012 | 133 | $14.79 | to | $16.98 | $ | 2,178 | 4.74% | 0.20% | to | 1.75% | 12.99% | to | 14.73% |
| 2011 | 303 | $13.09 | to | $14.80 | $ | 4,359 | 5.30% | 0.20% | to | 1.75% | -3.47% | to | -1.92% |
| 2010 | 338 | $13.37 | to | $15.09 | $ | 4,956 | 5.25% | 0.20% | to | 1.95% | 15.26% | to | 17.34% |
| 2009 | 373 | $11.60 | to | $12.86 | $ | 4,675 | 6.97% | 0.20% | to | 1.95% | 59.16% | to | 61.76% |

| | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | | | Total Return[C] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Pioneer Strategic Income Fund - Class A** | | | | | | | | | | | | | |
| 2013 | 110 | $11.89 | to | $12.55 | $ | 1,357 | 4.17% | 0.20% | to | 1.60% | -0.08% | to | 1.29% |
| 2012 | 124 | $11.90 | to | $12.39 | $ | 1,519 | 3.51% | 0.20% | to | 1.60% | 10.11% | to | 11.02% |
| 2011 | 22 | $10.98 | to | $11.16 | $ | 248 | (c) | 0.20% | to | 1.05% | | (c) | |
| 2010 | (c) | | (c) | | | (c) | (c) | | (c) | | | (c) | |
| 2009 | (c) | | (c) | | | (c) | (c) | | (c) | | | (c) | |
| **Pioneer Emerging Markets VCT Portfolio - Class I** | | | | | | | | | | | | | |
| 2013 | 1,506 | $6.71 | to | $9.13 | $ | 12,937 | 1.12% | 0.00% | to | 1.60% | -3.52% | to | -1.93% |
| 2012 | 1,799 | $6.91 | to | $9.31 | $ | 15,901 | 0.52% | 0.00% | to | 1.60% | 10.18% | to | 12.03% |
| 2011 | 2,217 | $6.23 | to | $8.32 | $ | 17,672 | 0.28% | 0.00% | to | 1.60% | -24.59% | to | -23.35% |
| 2010 | 2,736 | $8.20 | to | $10.86 | $ | 28,736 | 0.46% | 0.00% | to | 1.65% | 14.02% | to | 16.03% |
| 2009 | 3,007 | $7.13 | to | $9.37 | $ | 27,443 | 1.14% | 0.00% | to | 1.70% | 71.95% | to | 74.81% |
| **Pioneer High Yield VCT Portfolio - Class I** | | | | | | | | | | | | | |
| 2013 | 1,731 | $14.70 | to | $19.47 | $ | 30,910 | 5.41% | 0.00% | to | 1.50% | 10.38% | to | 12.02% |
| 2012 | 1,725 | $13.24 | to | $17.39 | $ | 27,738 | 9.42% | 0.00% | to | 1.50% | 14.34% | to | 16.06% |
| 2011 | 1,673 | $11.51 | to | $14.89 | $ | 23,415 | 5.53% | 0.00% | to | 1.50% | -3.16% | to | -1.66% |
| 2010 | 1,601 | $11.81 | to | $15.12 | $ | 22,990 | 5.40% | 0.00% | to | 1.50% | 16.30% | to | 18.06% |
| 2009 | 1,618 | $10.08 | to | $13.03 | $ | 19,842 | 7.77% | 0.00% | to | 1.50% | 57.99% | to | 60.47% |
| **Columbia Diversified Equity Income Fund - Class K** | | | | | | | | | | | | | |
| 2013 | 769 | $12.08 | to | $13.15 | $ | 9,646 | 1.51% | 0.00% | to | 1.50% | 28.78% | to | 30.93% |
| 2012 | 751 | $9.38 | to | $10.05 | $ | 7,268 | 2.27% | 0.00% | to | 0.80% | 13.29% | to | 14.65% |
| 2011 | 699 | $8.28 | to | $8.74 | $ | 5,931 | 0.88% | 0.00% | to | 0.80% | -6.44% | to | -5.70% |
| 2010 | 610 | $8.85 | to | $9.21 | $ | 5,489 | 1.02% | 0.00% | to | 0.80% | 14.49% | to | 15.17% |
| 2009 | 443 | $7.73 | to | $7.92 | $ | 3,455 | (a) | 0.00% | to | 1.10% | | (a) | |
| **Royce Total Return Fund - K Class** | | | | | | | | | | | | | |
| 2013 | - | | $18.06 | | $ | 2 | - | | 1.40% | | | 30.40% | |
| 2012 | - | | $13.85 | | $ | 1 | (f) | | 1.40% | | | (f) | |
| 2011 | - | | $12.31 | | | - | (c) | | 1.30% | | | (c) | |
| 2010 | (c) | | (c) | | | (c) | (c) | | (c) | | | (c) | |
| 2009 | (c) | | (c) | | | (c) | (c) | | (c) | | | (c) | |

| | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | | | Total Return[C] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **SMALLCAP World Fund® - Class R-4** | | | | | | | | | | | | |
| 2013 | 902 | $13.10 | to | $14.26 | $ 12,144 | - | 0.00% | to | 1.50% | 27.43% | to | 29.40% |
| 2012 | 755 | $10.28 | to | $11.02 | $ 7,942 | 1.55% | 0.00% | to | 1.50% | 20.23% | to | 22.04% |
| 2011 | 764 | $8.55 | to | $9.03 | $ 6,672 | 0.38% | 0.00% | to | 1.50% | -15.60% | to | -14.33% |
| 2010 | 681 | $10.13 | to | $10.54 | $ 6,996 | 1.98% | 0.00% | to | 1.50% | 23.09% | to | 24.88% |
| 2009 | 325 | $8.23 | to | $8.44 | $ 2,698 | 1.34% | 0.00% | to | 1.50% | 51.29% | to | 53.28% |
| **T. Rowe Price Mid-Cap Value Fund - R Class** | | | | | | | | | | | | |
| 2013 | 40 | $21.36 | to | $24.42 | $ 928 | 0.23% | 0.00% | to | 1.35% | 29.49% | to | 30.42% |
| 2012 | 44 | $16.61 | to | $18.49 | $ 777 | 0.86% | 0.10% | to | 1.30% | 17.39% | to | 18.91% |
| 2011 | 42 | $14.15 | to | $15.55 | $ 625 | 0.42% | 0.10% | to | 1.30% | -6.48% | to | -5.41% |
| 2010 | 51 | $15.13 | to | $16.44 | $ 803 | 1.11% | 0.10% | to | 1.30% | 14.36% | to | 15.77% |
| 2009 | 73 | $13.23 | to | $14.20 | $ 999 | 0.82% | 0.10% | to | 1.30% | 44.12% | to | 45.46% |
| **T. Rowe Price Value Fund - Advisor Class** | | | | | | | | | | | | |
| 2013 | 17 | | $16.36 | | $ 285 | 1.17% | | 1.00% | | | 35.54% | |
| 2012 | 19 | | $12.07 | | $ 226 | 1.50% | | 1.00% | | | 17.99% | |
| 2011 | 17 | | $10.23 | | $ 173 | 1.19% | | 1.00% | | | -3.13% | |
| 2010 | 15 | | $10.56 | | $ 163 | 2.21% | | 1.00% | | | 14.66% | |
| 2009 | 12 | | $9.21 | | $ 109 | 2.61% | | 1.00% | | | 35.64% | |
| **Templeton Foreign Fund - Class A** | | | | | | | | | | | | |
| 2013 | 94 | $12.19 | to | $19.97 | $ 1,820 | 1.60% | 0.35% | to | 1.75% | 25.07% | to | 26.71% |
| 2012 | 77 | $9.79 | to | $15.76 | $ 1,174 | 2.21% | 0.35% | to | 1.65% | 16.61% | to | 18.14% |
| 2011 | 84 | $11.94 | to | $13.34 | $ 1,088 | 2.74% | 0.35% | to | 1.75% | -14.22% | to | -13.04% |
| 2010 | 74 | $13.92 | to | $15.34 | $ 1,103 | 1.69% | 0.35% | to | 1.75% | 6.58% | to | 7.92% |
| 2009 | 84 | $13.06 | to | $14.02 | $ 1,146 | 1.77% | 0.55% | to | 1.75% | 47.07% | to | 48.99% |
| **Templeton Global Bond Fund - Advisor Class** | | | | | | | | | | | | |
| 2013 | 3,706 | $10.76 | to | $10.83 | $ 39,880 | 4.38% | 0.00% | to | 0.45% | 1.89% | to | 2.46% |
| 2012 | 3,507 | $10.56 | to | $10.57 | $ 37,035 | (d) | 0.00% | to | 0.45% | | (d) | |
| 2011 | (d) | | (d) | | (d) | (d) | | (d) | | | (d) | |
| 2010 | (d) | | (d) | | (d) | (d) | | (d) | | | (d) | |
| 2009 | (d) | | (d) | | (d) | (d) | | (d) | | | (d) | |

| | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | | | Total Return[C] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Templeton Global Bond Fund - Class A** | | | | | | | | | | | | | |
| 2013 | 8,567 | $10.78 | to | $35.87 | $ | 200,725 | 4.05% | 0.00% | to | 1.50% | 0.69% | to | 2.24% |
| 2012 | 8,916 | $10.72 | to | $35.09 | $ | 204,498 | 5.98% | 0.00% | to | 1.50% | 14.03% | to | 15.85% |
| 2011 | 9,995 | $9.37 | to | $30.30 | $ | 209,387 | 6.17% | 0.95% | to | 1.50% | -3.81% | to | -2.38% |
| 2010 | 9,629 | $13.96 | to | $31.04 | $ | 207,794 | 5.51% | 0.00% | to | 1.50% | 10.99% | to | 12.71% |
| 2009 | 8,132 | $12.49 | to | $27.54 | $ | 155,610 | 4.38% | 0.00% | to | 1.50% | 17.11% | to | 18.86% |
| **Thornburg International Value Fund - Class R4** | | | | | | | | | | | | | |
| 2013 | 3 | $13.17 | to | $13.56 | $ | 46 | - | 0.60% | to | 1.35% | | 13.73% | |
| 2012 | 3 | $11.58 | to | $11.73 | $ | 34 | (f) | 0.90% | to | 1.35% | | (f) | |
| 2011 | 5 | $10.28 | to | $10.31 | $ | 55 | (c) | 0.60% | to | 0.75% | | (c) | |
| 2010 | (c) | | (c) | | | (c) | (c) | | (c) | | | (c) | |
| 2009 | (c) | | (c) | | | (c) | (c) | | (c) | | | (c) | |
| **USAA Precious Metals and Minerals Fund - Adviser Shares** | | | | | | | | | | | | | |
| 2013 | 1,843 | $3.61 | to | $3.76 | $ | 6,749 | - | 0.00% | to | 1.50% | -52.19% | to | -51.42% |
| 2012 | 1,062 | $7.55 | to | $7.74 | $ | 8,081 | - | 0.00% | to | 1.50% | -13.42% | to | -12.05% |
| 2011 | 552 | $8.71 | to | $8.80 | $ | 4,823 | (c) | 0.00% | to | 1.50% | | (c) | |
| 2010 | (c) | | (c) | | | (c) | (c) | | (c) | | | (c) | |
| 2009 | (c) | | (c) | | | (c) | (c) | | (c) | | | (c) | |
| **Diversified Value Portfolio** | | | | | | | | | | | | | |
| 2013 | 5 | $17.68 | to | $19.57 | $ | 107 | 2.06% | 0.95% | to | 2.00% | 26.83% | to | 28.16% |
| 2012 | 6 | $13.94 | to | $15.27 | $ | 87 | 2.37% | 0.95% | to | 2.00% | 14.17% | to | 15.42% |
| 2011 | 6 | $12.21 | to | $13.23 | $ | 82 | 2.38% | 0.95% | to | 2.00% | 1.92% | to | 2.96% |
| 2010 | 7 | $11.98 | to | $12.85 | $ | 86 | 2.35% | 0.95% | to | 2.00% | 7.16% | to | 8.26% |
| 2009 | 7 | $11.18 | to | $11.87 | $ | 84 | 3.66% | 0.95% | to | 2.00% | | 25.74% | |
| **Equity Income Portfolio** | | | | | | | | | | | | | |
| 2013 | 12 | $18.44 | to | $20.31 | $ | 245 | 3.47% | 1.00% | to | 2.00% | 27.52% | to | 28.37% |
| 2012 | 29 | $14.46 | to | $15.64 | $ | 446 | 2.51% | 1.10% | to | 2.00% | 11.15% | to | 12.20% |
| 2011 | 25 | $13.01 | to | $14.00 | $ | 351 | 2.45% | 1.05% | to | 2.00% | 8.06% | to | 9.08% |
| 2010 | 24 | $12.04 | to | $12.78 | $ | 303 | 2.65% | 1.10% | to | 2.00% | 12.42% | to | 13.40% |
| 2009 | 20 | $10.71 | to | $11.27 | $ | 225 | 4.10% | 1.10% | to | 2.00% | 15.20% | to | 15.47% |

| | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | | | Total Return[C] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Small Company Growth Portfolio** | | | | | | | | | | | | | |
| 2013 | 1 | $21.36 | to | $23.65 | $ | 23 | - | 0.95% | to | 2.00% | 43.64% | to | 45.18% |
| 2012 | 2 | $14.87 | to | $16.29 | $ | 25 | - | 0.95% | to | 2.00% | 12.40% | to | 13.60% |
| 2011 | 6 | $13.23 | to | $14.34 | $ | 92 | - | 0.95% | to | 2.00% | -0.68% | to | 0.35% |
| 2010 | 8 | $13.32 | to | $14.29 | $ | 110 | - | 0.95% | to | 2.00% | 29.19% | to | 30.62% |
| 2009 | 9 | $10.31 | to | $10.94 | $ | 93 | 1.27% | 0.95% | to | 2.00% | 37.60% | to | 37.96% |
| **Victory Small Company Opportunity Fund - Class R** | | | | | | | | | | | | | |
| 2013 | 1 | $18.08 | to | $18.40 | $ | 20 | - | 0.80% | to | 1.25% | 30.92% | to | 31.05% |
| 2012 | 1 | $13.81 | to | $14.07 | $ | 13 | - | 0.60% | to | 1.25% | | 11.23% | |
| 2011 | - | | $12.65 | | $ | 1 | (c) | | 0.60% | | | (c) | |
| 2010 | (c) | | (c) | | | (c) | (c) | | (c) | | | (c) | |
| 2009 | (c) | | (c) | | | (c) | (c) | | (c) | | | (c) | |
| **Wanger International** | | | | | | | | | | | | | |
| 2013 | 3,586 | $11.63 | to | $13.66 | $ | 46,354 | 2.71% | 0.00% | to | 1.60% | 20.51% | to | 22.40% |
| 2012 | 3,149 | $9.59 | to | $11.16 | $ | 33,558 | 1.33% | 0.00% | to | 1.60% | 19.74% | to | 21.64% |
| 2011 | 2,787 | $7.96 | to | $9.18 | $ | 24,628 | 5.06% | 0.00% | to | 1.50% | -15.91% | to | -14.60% |
| 2010 | 2,483 | $9.42 | to | $10.75 | $ | 25,898 | 2.55% | 0.00% | to | 1.55% | 23.00% | to | 25.03% |
| 2009 | 1,714 | $7.59 | to | $8.61 | $ | 14,434 | 3.47% | 0.00% | to | 1.55% | 47.42% | to | 49.80% |
| **Wanger Select** | | | | | | | | | | | | | |
| 2013 | 4,455 | $12.71 | to | $23.40 | $ | 96,025 | 0.28% | 0.00% | to | 1.75% | 32.27% | to | 34.62% |
| 2012 | 5,096 | $9.53 | to | $17.39 | $ | 82,307 | 0.44% | 0.00% | to | 1.75% | 16.36% | to | 18.47% |
| 2011 | 5,695 | $8.12 | to | $14.68 | $ | 78,376 | 2.26% | 0.00% | to | 1.75% | -19.10% | to | -17.67% |
| 2010 | 6,108 | $9.95 | to | $17.83 | $ | 102,870 | 0.53% | 0.00% | to | 1.75% | 24.65% | to | 26.60% |
| 2009 | 5,121 | $7.92 | to | $14.09 | $ | 68,682 | - | 0.00% | to | 1.50% | 63.80% | to | 66.19% |
| **Wanger USA** | | | | | | | | | | | | | |
| 2013 | 3,280 | $13.20 | to | $24.83 | $ | 73,254 | 0.14% | 0.00% | to | 1.75% | 31.46% | to | 33.78% |
| 2012 | 3,344 | $9.97 | to | $18.69 | $ | 56,213 | 0.36% | 0.00% | to | 1.75% | 18.15% | to | 20.04% |
| 2011 | 2,848 | $9.63 | to | $15.69 | $ | 40,134 | - | 0.00% | to | 1.50% | -4.88% | to | -3.46% |
| 2010 | 2,442 | $10.06 | to | $16.37 | $ | 35,896 | - | 0.00% | to | 1.50% | 21.50% | to | 23.35% |
| 2009 | 2,016 | $8.22 | to | $13.36 | $ | 24,191 | - | 0.00% | to | 1.50% | 40.12% | to | 42.34% |

| | Units (000's) | Unit Fair Value (lowest to highest) | | | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | | | Total Return[C] (lowest to highest) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Washington Mutual Investors Fund - Class R-3** | | | | | | | | | | | | |
| 2013 | 260 | $16.35 | to | $19.06 | $ 4,722 | 1.98% | 0.00% | to | 1.55% | 29.45% | to | 31.45% |
| 2012 | 317 | $12.63 | to | $14.50 | $ 4,381 | 1.92% | 0.00% | to | 1.55% | 10.40% | to | 12.06% |
| 2011 | 361 | $11.44 | to | $12.94 | $ 4,465 | 1.96% | 0.00% | to | 1.55% | 5.05% | to | 6.68% |
| 2010 | 389 | $10.89 | to | $12.13 | $ 4,515 | 1.98% | 0.00% | to | 1.55% | 11.12% | to | 13.05% |
| 2009 | 406 | $9.80 | to | $10.73 | $ 4,173 | 2.80% | 0.00% | to | 1.55% | 16.81% | to | 18.56% |
| **Washington Mutual Investors Fund - Class R-4** | | | | | | | | | | | | |
| 2013 | 6,678 | $13.18 | to | $19.59 | $ 118,569 | 2.35% | 0.00% | to | 1.50% | 29.82% | to | 31.93% |
| 2012 | 6,972 | $10.09 | to | $14.88 | $ 94,956 | 2.25% | 0.00% | to | 1.50% | 10.80% | to | 12.47% |
| 2011 | 7,177 | $9.05 | to | $13.14 | $ 87,837 | 2.21% | 0.00% | to | 1.50% | 5.41% | to | 6.90% |
| 2010 | 7,137 | $8.54 | to | $12.26 | $ 82,473 | 2.28% | 0.00% | to | 1.50% | 11.57% | to | 13.43% |
| 2009 | 7,276 | $7.59 | to | $11.00 | $ 74,999 | 3.08% | 0.00% | to | 1.50% | 17.25% | to | 18.92% |
| **Wells Fargo Advantage Small Cap Value Fund - Class A** | | | | | | | | | | | | |
| 2013 | 8 | | $14.76 | | $ 115 | - | | 1.00% | | | 13.80% | |
| 2012 | 10 | | $12.97 | | $ 135 | 0.82% | | 1.00% | | | 12.00% | |
| 2011 | 9 | | $11.58 | | $ 108 | - | | 1.00% | | | -8.46% | |
| 2010 | 9 | | $12.65 | | $ 118 | 0.97% | | 1.00% | | | 18.11% | |
| 2009 | 8 | | $10.71 | | $ 88 | - | | 1.00% | | | 50.42% | |
| **Wells Fargo Advantage Special Small Cap Value Fund - Class A** | | | | | | | | | | | | |
| 2013 | 3,477 | $14.97 | to | $38.91 | $ 118,565 | 0.12% | 0.00% | to | 1.50% | 36.00% | to | 38.06% |
| 2012 | 3,766 | $10.94 | to | $28.21 | $ 94,083 | - | 0.00% | to | 1.50% | 11.78% | to | 13.50% |
| 2011 | 4,004 | $9.73 | to | $24.89 | $ 89,066 | - | 0.00% | to | 1.55% | -3.69% | to | -2.15% |
| 2010 | 4,325 | $10.04 | to | $25.47 | $ 99,165 | - | 0.00% | to | 1.55% | 20.70% | to | 22.54% |
| 2009 | 4,381 | $8.26 | to | $20.79 | $ 82,713 | 0.41% | 0.00% | to | 1.55% | 27.90% | to | 29.91% |

(a) As investment Division had no investments until 2009, this data is not meaningful and is therefore not presented.

(b) As investment Division had no investments until 2010, this data is not meaningful and is therefore not presented.

(c) As investment Division had no investments until 2011, this data is not meaningful and is therefore not presented.

(d) As investment Division had no investments until 2012, this data is not meaningful and is therefore not presented.

(e) As investment Division had no investments until 2013, this data is not meaningful and is therefore not presented.

(f) As investment Division is wholly comprised of new Contracts at December 31, 2012, this data is not meaningful and is therefore not presented

**A**   The Investment Income Ratio represents dividends received by the Division, excluding capital gains distributions, divided by the average net assets. The recognition of investment income is determined by the timing of the declaration of dividends by the underlying fund in which the Division invests.

**B**   The Expense Ratio considers only the annualized contract expenses borne directly by the Account, excluding expenses charged through the redemption of units, and is equal to the mortality and expense, administrative, and other charges, as defined in the Charges and Fees note.   Certain items in this table are presented as a range of minimum and maximum values; however, such information is calculated independently for each column in the table.

**C**   Total Return is calculated as the change in unit value for each Contract presented in the Statements of Assets and Liabilities.  Certain items in this table are presented as a range of minimum and maximum values; however, such information is calculated independently for each column in the table.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)**

**Report of Independent Registered Public Accounting Firm**

The Board of Directors
ING Life Insurance and Annuity Company

We have audited the accompanying consolidated balance sheets of ING Life Insurance and Annuity Company and subsidiaries as of December 31, 2013 and 2012, and the related consolidated statements of operations, comprehensive income, changes in shareholder's equity, and cash flows for each of the three years in the period ended December 31, 2013. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits include consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of ING Life Insurance and Annuity Company and subsidiaries at December 31, 2013 and 2012, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2013, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Atlanta, Georgia
March 27, 2014

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)**
**Consolidated Balance Sheets**
**December 31, 2013 and 2012**
(In millions, except per share data)

| | | December 31, | | |
| --- | --- | --- | --- | --- |
| | | **2013** | | **2012** |
| **Assets** | | | | |
| Investments: | | | | |
| Fixed maturities, available-for-sale, at fair value (amortized cost of $19,096.7 at 2013 and $18,458.7 at 2012) | $ | 19,944.4 | $ | 20,690.8 |
| Fixed maturities, at fair value using the fair value option | | 621.3 | | 544.7 |
| Equity securities, available-for-sale, at fair value (cost of $119.4 at 2013 and $129.3 at 2012) | | 134.9 | | 142.8 |
| Short-term investments | | 15.0 | | 679.8 |
| Mortgage loans on real estate, net of valuation allowance of $1.2 at 2013 and $1.3 at 2012 | | 3,396.1 | | 2,872.7 |
| Policy loans | | 242.0 | | 240.9 |
| Limited partnerships/corporations | | 180.9 | | 179.6 |
| Derivatives | | 464.4 | | 512.7 |
| Securities pledged (amortized cost of $137.9 at 2013 and $207.2 at 2012) | | 140.1 | | 219.7 |
| Total investments | | 25,139.1 | | 26,083.7 |
| Cash and cash equivalents | | 378.9 | | 363.4 |
| Short-term investments under securities loan agreement, including collateral delivered | | 135.8 | | 186.1 |
| Accrued investment income | | 285.0 | | 273.0 |
| Receivable for securities sold | | 5.5 | | 3.9 |
| Reinsurance recoverable | | 2,016.6 | | 2,153.7 |
| Deferred policy acquisition costs, Value of business acquired and Sales inducements to contract owners | | 1,189.7 | | 695.0 |
| Notes receivable from affiliate | | 175.0 | | 175.0 |
| Due from affiliates | | 62.9 | | 99.8 |
| Property and equipment | | 78.4 | | 81.8 |
| Other assets | | 108.5 | | 101.1 |
| Assets held in separate accounts | | 60,104.9 | | 53,655.3 |
| Total assets | $ | 89,680.3 | $ | 83,871.8 |

*The accompanying notes are an integral part of these Consolidated Financial Statements.*

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)**
**Consolidated Balance Sheets**
**December 31, 2013 and 2012)**
(In millions, except per share data)

|  | December 31, | |
|  | 2013 | 2012 |
|---|---|---|
| **Liabilities and Shareholder's Equity** | | |
| Future policy benefits and contract owner account balances | $ 24,589.6 | $ 24,191.2 |
| Payable for securities purchased | 13.7 | — |
| Payables under securities loan agreement, including collateral held | 264.4 | 353.2 |
| Long-term debt | 4.9 | 4.9 |
| Due to affiliates | 121.6 | 95.1 |
| Derivatives | 216.6 | 346.8 |
| Current income tax payable to Parent | 74.1 | 32.1 |
| Deferred income taxes | 190.1 | 507.1 |
| Other liabilities | 347.0 | 424.7 |
| Liabilities related to separate accounts | 60,104.9 | 53,655.3 |
| Total liabilities | 85,926.9 | 79,610.4 |
| | | |
| Shareholder's equity: | | |
| Common stock (100,000 shares authorized, 55,000 issued and outstanding; $50 par value per share) | 2.8 | 2.8 |
| Additional paid-in capital | 3,953.3 | 4,217.2 |
| Accumulated other comprehensive income (loss) | 495.4 | 1,023.0 |
| Retained earnings (deficit) | (698.1) | (981.6) |
| Total shareholder's equity | 3,753.4 | 4,261.4 |
| Total liabilities and shareholder's equity | $ 89,680.3 | $ 83,871.8 |

*The accompanying notes are an integral part of these Consolidated Financial Statements.*

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)**
**Consolidated Statements of Operations**
**For the Years Ended December 31, 2013, 2012 and 2011**
(In millions)

| | | Year Ended December 31, | | |
| --- | --- | --- | --- | --- |
| | | **2013** | **2012** | **2011** |
| **Revenues:** | | | | |
| Net investment income | $ | 1,367.0 $ | 1,348.8 $ | 1,420.9 |
| Fee income | | 744.3 | 648.8 | 614.0 |
| Premiums | | 37.3 | 36.0 | 33.9 |
| Broker-dealer commission revenue | | 242.1 | 225.5 | 218.3 |
| Net realized capital gains (losses): | | | | |
| Total other-than-temporary impairments | | (9.4) | (14.1) | (116.8) |
| Less: Portion of other-than-temporary impairments recognized in Other comprehensive income (loss) | | (3.5) | (3.2) | (9.5) |
| Net other-than-temporary impairments recognized in earnings | | (5.9) | (10.9) | (107.3) |
| Other net realized capital gains (losses) | | (136.3) | 70.2 | (108.5) |
| Total net realized capital gains (losses) | | (142.2) | 59.3 | (215.8) |
| Other revenue | | (1.8) | — | 14.5 |
| Total revenues | | 2,246.7 | 2,318.4 | 2,085.8 |
| **Benefits and expenses:** | | | | |
| Interest credited and other benefits to contract owners/ policyholders | | 747.1 | 746.7 | 763.4 |
| Operating expenses | | 707.7 | 696.5 | 692.0 |
| Broker-dealer commission expense | | 242.1 | 225.5 | 218.3 |
| Net amortization of deferred policy acquisition costs and value of business acquired | | 58.3 | 131.1 | 94.2 |
| Interest expense | | 1.0 | 2.0 | 2.6 |
| Total benefits and expenses | | 1,756.2 | 1,801.8 | 1,770.5 |
| Income (loss) before income taxes | | 490.5 | 516.6 | 315.3 |
| Income tax expense (benefit) | | 207.0 | 191.2 | (5.0) |
| Net income (loss) | $ | 283.5 $ | 325.4 $ | 320.3 |

*The accompanying notes are an integral part of these Consolidated Financial Statements.*

## ING Life Insurance and Annuity Company and Subsidiaries
### (A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
### Consolidated Statements of Comprehensive Income
### For the Years Ended December 31, 2013, 2012 and 2011
(In millions)

| | | Year Ended December 31, | | |
| --- | --- | --- | --- | --- |
| | | **2013** | **2012** | **2011** |
| Net income (loss) | $ | 283.5 | $ 325.4 | $ 320.3 |
| Other comprehensive income (loss), before tax: | | | | |
| Unrealized gains/losses on securities | | (907.4) | 408.7 | 483.8 |
| Other-than-temporary impairments | | 2.7 | 10.6 | 21.3 |
| Pension and other postretirement benefits liability | | (2.2) | (2.2) | 7.6 |
| Other comprehensive income (loss), before tax | | (906.9) | 417.1 | 512.7 |
| Income tax expense (benefit) related to items of other comprehensive income (loss) | | (379.3) | 141.6 | 155.7 |
| Other comprehensive income (loss), after tax | | (527.6) | 275.5 | 357.0 |
| Comprehensive income (loss) | $ | (244.1) | $ 600.9 | $ 677.3 |

*The accompanying notes are an integral part of these Consolidated Financial Statements.*

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)**
**Consolidated Statements of Changes in Shareholder's Equity**
**For the Years Ended December 31, 2013, 2012 and 2011**
(In millions)

| | Common Stock | Additional Paid-In Capital | Accumulated Other Comprehensive Income (Loss) | Retained Earnings (Deficit) | Total Shareholder's Equity |
|---|---|---|---|---|---|
| Balance at January 1, 2011 | $ 2.8 | $ 4,326.0 | $ 390.5 | $ (1,627.3) | $ 3,092.0 |
| Comprehensive income (loss): | | | | | |
| Net income (loss) | — | — | — | 320.3 | 320.3 |
| Other comprehensive income (loss), after tax | — | — | 357.0 | — | 357.0 |
| Total comprehensive income (loss) | | | | | 677.3 |
| Dividends paid and return of capital distribution | — | — | — | — | — |
| Contribution of capital | — | 201.0 | — | — | 201.0 |
| Employee related benefits | — | 6.0 | — | — | 6.0 |
| Balance at December 31, 2011 | 2.8 | 4,533.0 | 747.5 | (1,307.0) | 3,976.3 |
| Comprehensive income (loss): | | | | | |
| Net income (loss) | — | — | — | 325.4 | 325.4 |
| Other comprehensive income (loss), after tax | — | — | 275.5 | — | 275.5 |
| Total comprehensive income (loss) | | | | | 600.9 |
| Dividends paid and return of capital distribution | — | (340.0) | — | — | (340.0) |
| Contribution of capital | — | — | — | — | — |
| Employee related benefits | — | 24.2 | — | — | 24.2 |
| Balance at December 31, 2012 | 2.8 | 4,217.2 | 1,023.0 | (981.6) | 4,261.4 |
| Comprehensive income (loss): | | | | | |
| Net income (loss) | — | — | — | 283.5 | 283.5 |
| Other comprehensive income (loss), after tax | — | — | (527.6) | — | (527.6) |
| Total comprehensive income (loss) | | | | | (244.1) |
| Dividends paid and return of capital distribution | — | (264.0) | — | — | (264.0) |
| Contribution of capital | — | — | — | — | — |
| Employee related benefits | — | 0.1 | — | — | 0.1 |
| Balance at December 31, 2013 | $ 2.8 | $ 3,953.3 | $ 495.4 | $ (698.1) | $ 3,753.4 |

*The accompanying notes are an integral part of these Consolidated Financial Statements.*

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)**
**Consolidated Statements of Cash Flows**
**For the Years Ended December 31, 2013, 2012 and 2011**
(In millions)

| | Year Ended December 31, | | |
| --- | --- | --- | --- |
| | **2013** | **2012** | **2011** |
| **Cash Flows from Operating Activities:** | | | |
| Net income (loss) | $ 283.5 | $ 325.4 | $ 320.3 |
| Adjustments to reconcile net income (loss) to net cash provided by operating activities: | | | |
| Capitalization of deferred policy acquisition costs, value of business acquired and sales inducements | (79.5) | (88.1) | (88.9) |
| Net amortization of deferred policy acquisition costs, value of business acquired and sales inducements | 60.1 | 133.1 | 97.7 |
| Net accretion/amortization of discount/premium | 24.4 | 20.7 | 37.0 |
| Future policy benefits, claims reserves and interest credited | 559.9 | 569.9 | 639.0 |
| Deferred income tax expense (benefit) | 62.3 | 9.5 | (65.3) |
| Net realized capital (gains) losses | 142.2 | (59.3) | 215.8 |
| Depreciation | 3.6 | 3.5 | 3.5 |
| Change in: | | | |
| Accrued investment income | (12.0) | (12.8) | (19.7) |
| Reinsurance recoverable | 137.1 | 122.6 | 79.6 |
| Other receivables and asset accruals | (7.3) | (44.8) | (3.5) |
| Due to/from affiliates | 63.4 | (77.8) | 54.3 |
| Other payables and accruals | (35.7) | 125.0 | (91.9) |
| Other, net | (18.5) | 60.9 | (64.8) |
| Net cash provided by operating activities | 1,183.5 | 1,087.8 | 1,113.1 |

*The accompanying notes are an integral part of these Consolidated Financial Statements.*

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)**
**Consolidated Statements of Cash Flows**
**For the Years Ended December 31, 2013, 2012 and 2011**
(In millions)

| | Year Ended December 31, | | |
| --- | --- | --- | --- |
| | 2013 | 2012 | 2011 |
| **Cash Flows from Investing Activities:** | | | |
| Proceeds from the sale, maturity, disposal or redemption of: | | | |
| Fixed maturities | 3,618.7 | 3,868.7 | 6,468.5 |
| Equity securities, available-for-sale | 0.7 | 2.4 | 63.1 |
| Mortgage loans on real estate | 270.9 | 492.2 | 332.8 |
| Limited partnerships/corporations | 35.1 | 339.4 | 93.0 |
| Acquisition of: | | | |
| Fixed maturities | (4,368.6) | (5,484.7) | (7,662.0) |
| Equity securities, available-for-sale | (9.2) | (0.7) | (5.7) |
| Mortgage loans on real estate | (794.2) | (991.3) | (863.1) |
| Limited partnerships/corporations | (20.0) | (46.1) | (68.5) |
| Derivatives, net | (276.6) | (36.4) | (78.6) |
| Policy loans, net | (1.1) | 5.0 | 7.1 |
| Short-term investments, net | 664.9 | (463.0) | 5.3 |
| Loan-Dutch State obligation, net | — | 416.8 | 122.4 |
| Collateral (delivered) received, net | (38.5) | 57.1 | 105.3 |
| Purchases of fixed assets, net | (0.2) | (0.6) | (0.8) |
| Net cash used in investing activities | (918.1) | (1,841.2) | (1,481.2) |
| **Cash Flows from Financing Activities:** | | | |
| Deposits received for investment contracts | $ 2,723.4 | $ 2,884.3 | $ 3,115.4 |
| Maturities and withdrawals from investment contracts | (2,709.3) | (2,292.6) | (2,403.6) |
| Short-term loans to affiliates, net | — | 648.0 | (343.9) |
| Short-term repayments of repurchase agreements, net | — | — | (214.7) |
| Dividends paid and return of capital distribution | (264.0) | (340.0) | — |
| Capital contribution from parent | — | — | 201.0 |
| Net cash (used in) provided by financing activities | (249.9) | 899.7 | 354.2 |
| Net increase (decrease) in cash and cash equivalents | 15.5 | 146.3 | (13.9) |
| Cash and cash equivalents, beginning of year | 363.4 | 217.1 | 231.0 |
| Cash and cash equivalents, end of year | $ 378.9 | $ 363.4 | $ 217.1 |
| **Supplemental cash flow information:** | | | |
| Income taxes paid, net | $ 102.6 | $ 170.1 | $ 108.4 |
| Interest paid | — | — | 0.3 |

*The accompanying notes are an integral part of these Consolidated Financial Statements.*

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

_____

### 1.  Business, Basis of Presentation and Significant Accounting Policies

*Business*

ING Life Insurance and Annuity Company ("ILIAC") is a stock life insurance company domiciled in the State of Connecticut. ILIAC and its wholly owned subsidiaries (collectively, "the Company") provide financial products and services in the United States.  ILIAC is authorized to conduct its insurance business in all states and in the District of Columbia.

In 2009, ING Groep N.V. ("ING Group" or "ING"), a global financial services holding company based in The Netherlands, with American Depository Shares listed on the New York Stock Exchange, announced the anticipated separation of its global banking and insurance businesses, including the divestiture of ING U.S., Inc., which together with its subsidiaries, including the Company, constituted ING's U.S.-based retirement, investment management and insurance operations.  On May 2, 2013, the common stock of ING U.S., Inc. began trading on the New York Stock Exchange under the symbol "VOYA." On May 7, 2013 and May 31, 2013, ING U.S., Inc. completed its initial public offering of common stock, including the issuance and sale by ING U.S., Inc. of 30,769,230 shares of common stock and the sale by ING Insurance International B.V. ("ING International"), an indirect, wholly owned subsidiary of ING Group and previously the sole stockholder of ING U.S., Inc., of 44,201,773 shares of outstanding common stock of ING U.S., Inc. (collectively, "the IPO"). On September 30, 2013, ING International transferred all of its shares of ING U.S., Inc. common stock to ING Group.

On October 29, 2013, ING Group completed a sale of 37,950,000 shares of common stock of ING U.S., Inc. in a registered public offering, reducing ING Group's ownership of ING U.S., Inc. to 57%.

On March 25, 2014, ING Group completed a sale of 30,475,000 shares of common stock of ING U.S., Inc. in a registered public offering.  On March 25, 2014, pursuant to the terms of a share repurchase agreement between ING Group and ING U.S., Inc., ING U.S., Inc. acquired 7,255,853 shares of its common stock from ING Group (the "Direct Share Buyback") (the offering and the Direct Share Buyback collectively, the "Transactions"). Upon completion of the Transactions, ING Group's ownership of ING U.S., Inc. was reduced to approximately 43%.

ILIAC is a direct, wholly owned subsidiary of Lion Connecticut Holdings Inc. ("Lion" or "the Parent"), which is a direct, wholly owned subsidiary of ING U.S., Inc.

On April 11, 2013, ING U.S., Inc. announced plans to rebrand as Voya Financial, and in January 2014, ING U.S., Inc. announced additional details regarding the operational and legal work associated with the rebranding.  Based on current expectations, ING U.S., Inc. will change its legal name to Voya Financial, Inc. in April 2014; and in May 2014 its Investment Management and Employee Benefits businesses will begin using the Voya Financial brand.  In September 2014, ING U.S.'s remaining businesses will begin using the Voya Financial brand and all remaining ING U.S. legal entities that currently have names incorporating the "ING" brand, including the Company, will change their names to reflect the Voya brand. ING U.S., Inc. anticipates that the process of changing all marketing materials, operating materials and legal entity names containing the word "ING" or "Lion" to the new brand name will take approximately 24 months.

The Company offers qualified and nonqualified annuity contracts and funding agreements that include a variety of funding and payout options for individuals and employer-sponsored retirement plans qualified under Internal Revenue Code Sections 401, 403, 408, 457 and 501, as well as nonqualified deferred compensation plans and related services.  The Company's products are offered primarily to individuals, pension plans, small businesses and employer-sponsored groups in the health care, government and education markets (collectively "tax exempt markets") and corporate markets.  The Company's products are generally distributed through pension professionals, independent agents and brokers, third-party administrators, banks, dedicated career agents and financial planners.

Products offered by the Company include deferred and immediate (i.e., payout) annuity contracts and funding agreements. Company products also include programs offered to qualified retirement plans and nonqualified deferred compensation plans that package administrative and record-keeping services along with a variety of investment options, including affiliated and nonaffiliated mutual funds and variable and fixed investment options.  In addition, the Company offers wrapper agreements entered into with

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

retirement plans, which contain certain benefit responsive guarantees (i.e., guarantees of principal and previously accrued interest for benefits paid under the terms of the plan) with respect to portfolios of plan-owned assets not invested with the Company. The Company also offers pension and retirement savings plan administrative services.

The Company has one operating segment.

### Basis of Presentation

The accompanying Consolidated Financial Statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP").

The Consolidated Financial Statements include the accounts of ILIAC and its wholly owned subsidiaries, ING Financial Advisers, LLC ("IFA") and Directed Services LLC ("DSL"). Intercompany transactions and balances have been eliminated.

Certain immaterial reclassifications have been made to prior year financial information to conform to the current year classifications.

### Significant Accounting Policies

#### Estimates and Assumptions

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Consolidated Financial Statements and the reported amounts of revenues and expenses during the reporting period. Those estimates are inherently subject to change and actual results could differ from those estimates.

The Company has identified the following accounts and policies as the most significant in that they involve a higher degree of judgment, are subject to a significant degree of variability and/or contain significant accounting estimates:

> Reserves for future policy benefits, deferred policy acquisition costs ("DAC") and value of business acquired ("VOBA"), valuation of investments and derivatives, impairments, income taxes and contingencies.

#### Fair Value Measurement

The Company measures the fair value of its financial assets and liabilities based on assumptions used by market participants in pricing the asset or liability, which may include inherent risk, restrictions on the sale or use of an asset or nonperformance risk, which is the risk the Company will not fulfill its obligation. The estimate of an exchange price is the price in an orderly transaction between market participants to sell the asset or transfer the liability ("exit price") in the principal market, or the most advantageous market in the absence of a principal market, for that asset or liability. The Company utilizes a number of valuation sources to determine the fair values of its financial assets and liabilities, including quoted market prices, third-party commercial pricing services, third-party brokers, industry-standard, vendor-provided software that models the value based on market observable inputs and other internal modeling techniques based on projected cash flows.

#### Investments

The accounting policies for the Company's principal investments are as follows:

*Fixed Maturities and Equity Securities*: The Company's fixed maturities and equity securities are currently designated as available-for-sale, except those accounted for using the fair value option ("FVO"). Available-for-sale securities are reported at fair value and unrealized capital gains (losses) on these securities are recorded directly in Accumulated other comprehensive income (loss) ("AOCI") and presented net of related changes in DAC, VOBA and deferred income taxes. In addition, certain fixed maturities have embedded derivatives, which are reported with the host contract on the Consolidated Balance Sheets.

The Company has elected the FVO for certain of its fixed maturities to better match the measurement of assets and liabilities in the Consolidated Statements of Operations. Certain collateralized mortgage obligations ("CMOs"), primarily interest-only and

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

principal-only strips, are accounted for as hybrid instruments and valued at fair value with changes in the fair value recorded in Other net realized capital gains (losses) in the Consolidated Statements of Operations.

Purchases and sales of fixed maturities and equity securities, excluding private placements, are recorded on the trade date. Purchases and sales of private placements and mortgage loans are recorded on the closing date. Investment gains and losses on sales of securities are generally determined on a first-in-first-out basis.

Interest income on fixed maturities is recorded when earned using an effective yield method, giving effect to amortization of premiums and accretion of discounts. Dividends on equity securities are recorded when declared. Such dividends and interest income are recorded in Net investment income in the Consolidated Statements of Operations.

Included within fixed maturities are loan-backed securities, including residential mortgage-backed securities ("RMBS"), commercial mortgage-backed securities ("CMBS") and asset-backed securities ("ABS"). Amortization of the premium or discount from the purchase of these securities considers the estimated timing and amount of prepayments of the underlying loans. Actual prepayment experience is periodically reviewed and effective yields are recalculated when differences arise between the prepayments originally anticipated and the actual prepayments received and currently anticipated. Prepayment assumptions for single class and multi-class mortgage-backed securities ("MBS") and ABS are estimated by management using inputs obtained from third-party specialists, including broker-dealers, and based on management's knowledge of the current market. For prepayment-sensitive securities such as interest-only and principal-only strips, inverse floaters and credit-sensitive MBS and ABS securities, which represent beneficial interests in securitized financial assets that are not of high credit quality or that have been credit impaired, the effective yield is recalculated on a prospective basis. For all other MBS and ABS, the effective yield is recalculated on a retrospective basis.

*Short-term Investments*: Short-term investments include investments with remaining maturities of one year or less, but greater than three months, at the time of purchase. These investments are stated at fair value.

*Assets Held in Separate Accounts*: Assets held in separate accounts are reported at the fair values of the underlying investments in the separate accounts. The underlying investments include mutual funds, short-term investments, cash and fixed maturities.

*Mortgage Loans on Real Estate*: The Company's mortgage loans on real estate are all commercial mortgage loans, which are reported at amortized cost, less impairment write-downs and allowance for losses. If a mortgage loan is determined to be impaired (i.e., when it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement), the carrying value of the mortgage loan is reduced to the lower of either the present value of expected cash flows from the loan discounted at the loan's original purchase yield or fair value of the collateral. For those mortgages that are determined to require foreclosure, the carrying value is reduced to the fair value of the underlying collateral, net of estimated costs to obtain and sell at the point of foreclosure. The carrying value of the impaired loans is reduced by establishing a permanent write-down recorded in Other net realized capital gains (losses) in the Consolidated Statements of Operations. Property obtained from foreclosed mortgage loans is recorded in Other investments on the Consolidated Balance Sheets.

Mortgage loans are evaluated by the Company's investment professionals, including an appraisal of loan-specific credit quality, property characteristics and market trends. Loan performance is continuously monitored on a loan-specific basis throughout the year. The Company's review includes submitted appraisals, operating statements, rent revenues and annual inspection reports, among other items. This review evaluates whether the properties are performing at a consistent and acceptable level to secure the debt.

Mortgages are rated for the purpose of quantifying the level of risk. Those loans with higher risk are placed on a watch list and are closely monitored for collateral deficiency or other credit events that may lead to a potential loss of principal or interest. The Company defines delinquent mortgage loans consistent with industry practice as 60 days past due.

The Company's policy is to recognize interest income until a loan becomes 90 days delinquent or foreclosure proceedings are commenced, at which point interest accrual is discontinued. Interest accrual is not resumed until the loan is brought current.

The Company records an allowance for probable losses incurred on non-impaired loans on an aggregate basis, rather than specifically identified probable losses incurred by individual loan.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

_____

*Policy Loans*: Policy loans are carried at an amount equal to the unpaid balance. Interest income on such loans is recorded as earned in Net investment income using the contractually agreed upon interest rate. Generally, interest is capitalized on the policy's anniversary date. Valuation allowances are not established for policy loans, as these loans are collateralized by the cash surrender value of the associated insurance contracts. Any unpaid principal or interest on the loan is deducted from the account value or the death benefit prior to settlement of the policy.

*Limited Partnerships/Corporations*:  The Company uses the equity method of accounting for investments in limited partnership interests, which consists primarily of private equities and hedge funds.  Generally, the Company records its share of earnings using a lag methodology, relying upon the most recent financial information available, generally not to exceed three months.  The Company's earnings from limited partnership interests accounted for under the equity method are recorded in Net investment income.

*Securities Lending*:  The Company engages in securities lending whereby certain securities from its portfolio are loaned to other institutions for short periods of time.  Initial collateral, primarily cash, is required at a rate of 102% of the market value of the loaned securities.  For certain transactions, a lending agent may be used and the agent may retain some or all of the collateral deposited by the borrower and transfer the remaining collateral to the Company.  Collateral retained by the agent is invested in liquid assets on behalf of the Company. The market value of the loaned securities is monitored on a daily basis with additional collateral obtained or refunded as the market value of the loaned securities fluctuates.

*Other-than-temporary Impairments*

The Company periodically evaluates its available-for-sale investments to determine whether there has been an other-than-temporary decline in fair value below the amortized cost basis. Factors considered in this analysis include, but are not limited to, the length of time and the extent to which the fair value has been less than amortized cost, the issuer's financial condition and near-term prospects, future economic conditions and market forecasts, interest rate changes and changes in ratings of the security.  An extended and severe unrealized loss position on a fixed maturity may not have any impact on: (a) the ability of the issuer to service all scheduled interest and principal payments and (b) the evaluation of recoverability of all contractual cash flows or the ability to recover an amount at least equal to its amortized cost based on the present value of the expected future cash flows to be collected. In contrast, for certain equity securities, the Company gives greater weight and consideration to a decline in market value and the likelihood such market value decline will recover.

When assessing the Company's intent to sell a security or if it is more likely than not it will be required to sell a security before recovery of its amortized cost basis, management evaluates facts and circumstances such as, but not limited to, decisions to rebalance the investment portfolio and sales of investments to meet cash flow or capital needs.

When the Company has determined it has the intent to sell or if it is more likely than not that the Company will be required to sell a security before recovery of its amortized cost basis and the fair value has declined below amortized cost ("intent impairment"), the individual security is written down from amortized cost to fair value, and a corresponding charge is recorded in Net realized capital gains (losses) in the Consolidated Statements of Operations as an other-than-temporary impairment ("OTTI").  If the Company does not intend to sell the security and it is not more likely than not that the Company will be required to sell the security before recovery of its amortized cost basis, but the Company has determined that there has been an other-than-temporary decline in fair value below the amortized cost basis, the OTTI is bifurcated into the amount representing the present value of the decrease in cash flows expected to be collected ("credit impairment") and the amount related to other factors ("noncredit impairment"). The credit impairment is recorded in Net realized capital gains (losses) in the Consolidated Statements of Operations. The noncredit impairment is recorded in Other comprehensive income (loss).

The Company uses the following methodology and significant inputs to determine the amount of the OTTI credit loss:

- When determining collectability and the period over which the value is expected to recover for U.S. and foreign corporate securities, foreign government securities and state and political subdivision securities, the Company applies the same considerations utilized in its overall impairment evaluation process, which incorporates information regarding the specific security, the industry and geographic area in which the issuer operates and overall macroeconomic conditions. Projected future cash flows are estimated using assumptions derived from the Company's best estimates of likely scenario-based

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

outcomes, after giving consideration to a variety of variables that includes, but is not limited to: general payment terms of the security; the likelihood that the issuer can service the scheduled interest and principal payments; the quality and amount of any credit enhancements; the security's position within the capital structure of the issuer; possible corporate restructurings or asset sales by the issuer; and changes to the rating of the security or the issuer by rating agencies.

- Additional considerations are made when assessing the unique features that apply to certain structured securities such as subprime, Alt-A, non-agency, RMBS, CMBS and ABS. These additional factors for structured securities include, but are not limited to: the quality of underlying collateral; expected prepayment speeds; loan-to-value ratios; debt service coverage ratios; current and forecasted loss severity; consideration of the payment terms of the underlying assets backing a particular security; and the payment priority within the tranche structure of the security.

- When determining the amount of the credit loss for U.S. and foreign corporate securities, foreign government securities and state and political subdivision securities, the Company considers the estimated fair value as the recovery value when available information does not indicate that another value is more appropriate. When information is identified that indicates a recovery value other than estimated fair value, the Company considers in the determination of recovery value the same considerations utilized in its overall impairment evaluation process, which incorporates available information and the Company's best estimate of scenario-based outcomes regarding the specific security and issuer; possible corporate restructurings or asset sales by the issuer; the quality and amount of any credit enhancements; the security's position within the capital structure of the issuer; fundamentals of the industry and geographic area in which the security issuer operates and the overall macroeconomic conditions.

- The Company performs a discounted cash flow analysis comparing the current amortized cost of a security to the present value of future cash flows expected to be received including estimated defaults and prepayments. The discount rate is generally the effective interest rate of the fixed maturity prior to impairment.

In periods subsequent to the recognition of the credit related impairment components of OTTI on a fixed maturity, the Company accounts for the impaired security as if it had been purchased on the measurement date of the impairment. Accordingly, the discount (or reduced premium) based on the new cost basis is accreted into net investment income over the remaining term of the fixed maturity in a prospective manner based on the amount and timing of estimated future cash flows.

*Derivatives*

The Company's use of derivatives is limited mainly to economic hedging to reduce the Company's exposure to cash flow variability of assets and liabilities, interest rate risk, credit risk, exchange rate risk and market risk. It is the Company's policy not to offset amounts recognized for derivative instruments and amounts recognized for the right to reclaim cash collateral or the obligation to return cash collateral arising from derivative instruments executed with the same counterparty under a master netting arrangement.

The Company enters into interest rate, equity market, credit default and currency contracts, including swaps, futures, forwards, caps, floors and options, to reduce and manage various risks associated with changes in value, yield, price, cash flow or exchange rates of assets or liabilities held or intended to be held, or to assume or reduce credit exposure associated with a referenced asset, index, or pool. The Company also utilizes options and futures on equity indices to reduce and manage risks associated with its annuity products. Open derivative contracts are reported as Derivatives assets or liabilities on the Consolidated Balance Sheets at fair value. Changes in the fair value of derivatives are recorded in Net realized capital gains (losses) in the Consolidated Statements of Operations.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

To qualify for hedge accounting, at the inception of the hedging relationship, the Company formally documents its risk management objective and strategy for undertaking the hedging transaction, as well as its designation of the hedge as either (a) a hedge of the exposure to changes in the estimated fair value of a recognized asset or liability or an identified portion thereof that is attributable to a particular risk ("fair value hedge") or (b) a hedge of a forecasted transaction or of the variability of cash flows that is attributable to interest rate risk to be received or paid related to a recognized asset or liability ("cash flow hedge"). In this documentation, the Company sets forth how the hedging instrument is expected to hedge the designated risks related to the hedged item and sets forth the method that will be used to retrospectively and prospectively assess the hedging instrument's effectiveness and the method that will be used to measure ineffectiveness. A derivative designated as a hedging instrument must be assessed as being highly effective in offsetting the designated risk of the hedged item. Hedge effectiveness is formally assessed at inception and periodically throughout the life of the designated hedging relationship.

- *Fair Value Hedge*: For derivative instruments that are designated and qualify as a fair value hedge, the gain or loss on the derivative instrument, as well as the hedged item, to the extent of the risk being hedged, are recognized in Other net realized capital gains (losses).

- *Cash Flow Hedge*: For derivative instruments that are designated and qualify as a cash flow hedge, the effective portion of the gain or loss on the derivative instrument is reported as a component of AOCI and reclassified into earnings in the same periods during which the hedged transaction impacts earnings in the same line item associated with the forecasted transaction. The ineffective portion of the derivative's change in value, if any, along with any of the derivative's change in value that is excluded from the assessment of hedge effectiveness, are recorded in Other net realized capital gains (losses).

When hedge accounting is discontinued because it is determined that the derivative is no longer expected to be highly effective in offsetting changes in the estimated fair value or cash flows of a hedged item, the derivative continues to be carried on the Consolidated Balance Sheets at its estimated fair value, with subsequent changes in estimated fair value recognized immediately in Other net realized capital gains (losses). The carrying value of the hedged asset or liability under a fair value hedge is no longer adjusted for changes in its estimated fair value due to the hedged risk and the cumulative adjustment to its carrying value is amortized into income over the remaining life of the hedged item. Provided the hedged forecasted transaction is still probable of occurrence, the changes in estimated fair value of derivatives recorded in Other comprehensive income (loss) related to discontinued cash flow hedges are released into the Consolidated Statements of Operations when the Company's earnings are affected by the variability in cash flows of the hedged item.

When hedge accounting is discontinued because it is no longer probable that the forecasted transactions will occur on the anticipated date or within two months of that date, the derivative continues to be carried on the Consolidated Balance Sheets at its estimated fair value, with changes in estimated fair value recognized immediately in Other net realized capital gains (losses). Derivative gains and losses recorded in Other comprehensive income (loss) pursuant to the discontinued cash flow hedge of a forecasted transaction that is no longer probable are recognized immediately in Other net realized capital gains (losses).

The Company also has investments in certain fixed maturities and has issued certain annuity products that contain embedded derivatives whose fair value is at least partially determined by levels of or changes in domestic and/or foreign interest rates (short-term or long-term), exchange rates, prepayment rates, equity markets or credit ratings/spreads. Embedded derivatives within fixed maturities are included with the host contract on the Consolidated Balance Sheets and changes in fair value of the embedded derivatives are recorded in Other net realized capital gains (losses) in the Consolidated Statements of Operations. Embedded derivatives within certain annuity products are included in Future policy benefits and contract owner account balances on the Consolidated Balance Sheets and changes in the fair value of the embedded derivatives are recorded in Other net realized capital gains (losses) in the Consolidated Statements of Operations.

In addition, the Company has entered into a reinsurance agreement, accounted for under the deposit method, that contains an embedded derivative, the fair value of which is based on the change in the fair value of the underlying assets held in trust. The embedded derivative is included in Other liabilities on the Consolidated Balance Sheets, and changes in the fair value of the embedded derivative are recorded in Interest credited and other benefit to contract owners/policyholders in the Consolidated Statements of Operations.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

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*Cash and Cash Equivalents*

Cash and cash equivalents include cash on hand, amounts due from banks and other highly liquid investments, such as money market instruments and debt instruments with maturities of three months or less at the time of purchase. Cash and cash equivalents are stated at fair value.

*Property and Equipment*

Property and equipment are carried at cost, less accumulated depreciation and included in Other assets on the Consolidated Balance Sheets. Expenditures for replacements and major improvements are capitalized; maintenance and repair expenditures are expensed as incurred. Depreciation on property and equipment is provided on a straight-line basis over the estimated useful lives of the assets with the exception of land and artwork, which are not depreciated as follows:

| | Estimated Useful Lives |
|---|---|
| Buildings | 40 years |
| Furniture and fixtures | 5 years |
| Leasehold improvements | 10 years, or the life of the lease, whichever is shorter |
| Equipment | 3 years |

*Deferred Policy Acquisition Costs and Value of Business Acquired*

DAC represents policy acquisition costs that have been capitalized and are subject to amortization and interest. Capitalized costs are incremental, direct costs of contract acquisition and certain costs related directly to successful acquisition activities. Such costs consist principally of commissions, underwriting, sales and contract issuance and processing expenses directly related to the successful acquisition of new and renewal business. Indirect or unsuccessful acquisition costs, maintenance, product development and overhead expenses are charged to expense as incurred. VOBA represents the outstanding value of in force business acquired and is subject to amortization and interest. The value is based on the present value of estimated net cash flows embedded in the insurance contracts at the time of the acquisition and increased for subsequent deferrable expenses on purchased policies.

Amortization Methodologies
The Company amortizes DAC and VOBA related to fixed and variable deferred annuity contracts over the estimated lives of the contracts in relation to the emergence of estimated gross profits. Assumptions as to mortality, persistency, interest crediting rates, fee income, returns associated with separate account performance, impact of hedge performance, expenses to administer the business and certain economic variables, such as inflation, are based on the Company's experience and overall capital markets. At each valuation date, estimated gross profits, are updated with actual gross profits and the assumptions underlying future estimated gross profits are evaluated for continued reasonableness. Adjustments to estimated gross profits require that amortization rates be revised retroactively to the date of the contract issuance ("unlocking").

Recoverability testing is performed for current issue year products to determine if gross revenues are sufficient to cover DAC and VOBA estimated benefits and expenses. In subsequent years, the Company performs testing to assess the recoverability of DAC and VOBA balances on an annual basis, or more frequently if circumstances indicate a potential loss recognition issue exists. If DAC or VOBA are not deemed recoverable from future gross profits, changes will be applied against DAC or VOBA balances before an additional reserve is established.

Internal Replacements
Contract owners may periodically exchange one contract for another, or make modifications to an existing contract. These transactions are identified as internal replacements. Internal replacements that are determined to result in substantially unchanged contracts are accounted for as continuations of the replaced contracts. Any costs associated with the issuance of the new contracts are considered maintenance costs and expensed as incurred. Unamortized DAC and VOBA related to the replaced contracts continue to be deferred and amortized in connection with the new contracts. Internal replacements that are determined to result in contracts that are substantially changed are accounted for as extinguishments of the replaced contracts, and any unamortized

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

DAC and VOBA related to the replaced contracts are written off to Net amortization of deferred policy acquisition costs and value of business acquired in the Consolidated Statements of Operations.

Assumptions

Changes in assumptions can have a significant impact on DAC and VOBA balances, amortization rates and results of operations. Assumptions are management's best estimate of future outcome.

Several assumptions are considered significant in the estimation of gross profits associated with the Company's variable products. One significant assumption is the assumed return associated with the variable account performance. To reflect the volatility in the equity markets, this assumption involves a combination of near-term expectations and long-term assumptions regarding market performance. The overall return on the variable account is dependent on multiple factors, including the relative mix of the underlying sub-accounts among bond funds and equity funds, as well as equity sector weightings. The Company's practice assumes that intermediate-term appreciation in equity markets reverts to the long-term appreciation in equity markets ("reversion to the mean"). The Company monitors market events and only changes the assumption when sustained deviations are expected. This methodology incorporates a 9% long-term equity return assumption, a 14% cap and a five-year look-forward period.

Other significant assumptions used in the estimation of gross profits for products with credited rates include interest spreads and credit losses. Estimated gross profits of variable annuity contracts are sensitive to estimated policyholder behavior assumptions, such as surrender, lapse and annuitization rates.

*Future Policy Benefits and Contract Owner Accounts*

Future Policy Benefits

The Company establishes and carries actuarially-determined reserves that are calculated to meet its future obligations. Reserves also include estimates of unpaid claims, as well as claims that the Company believes have been incurred but have not yet been reported as of the balance sheet date. The principal assumptions used to establish liabilities for future policy benefits are based on Company experience and periodically reviewed against industry standards. These assumptions include mortality, morbidity, policy lapse, contract renewal, payment of subsequent premiums or deposits by the contract owner, retirement, investment returns, inflation, benefit utilization and expenses. Changes in, or deviations from, the assumptions used can significantly affect the Company's reserve levels and related results of operations.

> Reserves for payout contracts with life contingencies are equal to the present value of expected future payments. Assumptions as to interest rates, mortality, and expenses are based on the Company's experience at the period the policy is sold or acquired, including a provision for adverse deviation. Such assumptions generally vary by annuity plan type, year of issue and policy duration. Interest rates used to calculate the present value of future benefits ranged from 3.0% to 8.3%.

Although assumptions are "locked-in" upon the issuance of payout contracts with life contingencies, significant changes in experience or assumptions may require the Company to provide for expected future losses on a product by establishing premium deficiency reserves. Premium deficiency reserves are determined based on best estimate assumptions that exist at the time the premium deficiency reserve is established and do not include a provision for adverse deviation.

Contract Owner Account Balances

Contract owner account balances relate to investment-type contracts and certain annuity product guarantees, as follows:

- Account balances for fixed annuities and payout contracts without life contingencies are equal to cumulative deposits, less charges and withdrawals, plus credited interest thereon. Credited interest rates vary by product and ranged up to 8.0% for the years 2013, 2012 and 2011. Account balances for group immediate annuities without life contingent payouts are equal to the discounted value of the payment at the implied break-even rate.
- For fixed-indexed annuity contracts ("FIAs"), the aggregate initial liability is equal to the deposit received, plus a bonus, if applicable, and is split into a host component and an embedded derivative component. Thereafter, the host liability accumulates at a set interest rate, and the embedded derivative liability is recognized at fair value.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

_____

Product Guarantees and Additional Reserves

The Company calculates additional reserve liabilities for certain variable annuity guaranteed benefits and variable funding agreements. The Company periodically evaluates its estimates and adjusts the additional liability balance, with a related charge or credit to benefit expense, if actual experience or other evidence suggests that earlier assumptions should be revised. Changes in, or deviations from, the assumptions used can significantly affect the Company's reserve levels and related results of operations.

*GMDB*:  Reserves for annuity guaranteed minimum death benefits ("GMDB") are determined by estimating the value of expected benefits in excess of the projected account balance and recognizing the excess ratably over the accumulation period based on total expected assessments.  Expected experience is based on a range of scenarios.  Assumptions used, such as the long-term equity market return, lapse rate and mortality, are consistent with assumptions used in estimating gross profits for purposes of amortizing DAC.  The assumptions of investment performance and volatility are consistent with the historical experience of the appropriate underlying equity index, such as the Standard & Poor's ("S&P") 500 Index. Reserves for GMDB are recorded in Future policy benefits and contract owner account balances on the Consolidated Balance Sheets. Changes in reserves for GMDB are reported in Interest credited and other benefits to contract owner/policyholders in the Consolidated Statements of Operations.

*FIA*:  FIAs contain embedded derivatives that are measured at estimated fair value separately from the host contracts. Such embedded derivatives are recorded in Future policy benefits and contract owner account balances, with changes in estimated fair value, along with attributed fees collected or payments made, are reported in Other net realized capital gains (losses) in the Statements of Operations.

The estimated fair value of the FIA contracts is based on the present value of the excess of interest payments to the contract owners over the growth in the minimum guaranteed contract value. The excess interest payments are determined as the excess of projected index driven benefits over the projected guaranteed benefits. The projection horizon is over the anticipated life of the related contracts, which takes into account best estimate actuarial assumptions, such as partial withdrawals, full surrenders, deaths, annuitizations and maturities.

*Stabilizer and MCG*: Products with guaranteed credited rates treat the guarantee as an embedded derivative for Stabilizer products and a stand-alone derivative for managed custody guarantee products ("MCG").  These derivatives are measured at estimated fair value and recorded in Future policy benefits and contract owner account balances on the Consolidated Balance Sheets.  Changes in estimated fair value along with attributed fees collected are reported in Other net realized capital gains (losses) in the Consolidated Statements of Operations.

The estimated fair value of the Stabilizer and MCG contracts is determined based on the present value of projected future claims, minus the present value of future guaranteed premiums.  At inception of the contract the Company projects a guaranteed premium to be equal to the present value of the projected future claims.  The income associated with the contracts is projected using actuarial and capital market assumptions, including benefits and related contract charges, over the anticipated life of the related contracts. The cash flow estimates are projected under multiple capital market scenarios using observable risk-free rates and other best estimate assumptions.

The FIA and Stabilizer embedded derivative liabilities and the stand-alone derivative for MCG include a risk margin to capture uncertainties related to policyholder behavior assumptions.  The margin represents additional compensation a market participant would require to assume these risks.

The discount rate used to determine the fair value of FIA and Stabilizer embedded derivative liabilities and the stand-alone derivative for MCG includes an adjustment to reflect the risk that these obligations will not be fulfilled ("nonperformance risk").

*Separate Accounts*

Separate account assets and liabilities generally represent funds maintained to meet specific investment objectives of contract owners or participants who bear the investment risk, subject, in limited cases, to minimum guaranteed rates.  Investment income and investment gains and losses generally accrue directly to such contract owners.  The assets of each account are legally segregated and are not subject to claims that arise out of any other business of the Company or its affiliates.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

_____

Separate account assets supporting variable options under variable annuity contracts are invested, as designated by the contract owner or participant under a contract, in shares of mutual funds that are managed by the Company or its affiliates, or in other selected mutual funds not managed by the Company or its affiliates.

The Company reports separately, as assets and liabilities, investments held in the separate accounts and liabilities of separate accounts if:

- Such separate accounts are legally recognized;
- Assets supporting the contract liabilities are legally insulated from the Company's general account liabilities;
- Investments are directed by the contract owner or participant; and
- All investment performance, net of contract fees and assessments, is passed through to the contract owner.

The Company reports separate account assets that meet the above criteria at fair value on the Consolidated Balance Sheets based on the fair value of the underlying investments. Separate account liabilities equal separate account assets. Investment income and net realized and unrealized capital gains (losses) of the separate accounts, however, are not reflected in the Consolidated Statements of Operations. The Consolidated Statements of Cash Flows do not reflect investment activity of the separate accounts.

*Long-term Debt*

Long-term debt carried at an amount equal to the unpaid principal balance, net of any remaining unamortized discount or premium attributable to issuance. Direct and incremental costs to issue the debt are recorded in Other assets on the Consolidated Balance Sheets and are recognized as a component of Interest expense in the Consolidated Statements of Operations over the life of the debt, using the effective interest method of amortization.

*Repurchase Agreements*

The Company engages in dollar repurchase agreements with MBS ("dollar rolls") and repurchase agreements with other collateral types to increase its return on investments and improve liquidity. Such arrangements meet the requirements to be accounted for as financing arrangements.

The Company enters into dollar roll transactions by selling existing MBS and concurrently entering into an agreement to repurchase similar securities within a short time frame at a lower price. Under repurchase agreements, the Company borrows cash from a counterparty at an agreed upon interest rate for an agreed upon time frame and pledges collateral in the form of securities. At the end of the agreement, the counterparty returns the collateral to the Company, and the Company, in turn, repays the loan amount along with the additional agreed upon interest.

Company policy requires that at all times during the term of the dollar roll and repurchase agreements that cash or other collateral types obtained is sufficient to allow the Company to fund substantially all of the cost of purchasing replacement assets. Cash received is invested in Short-term investments, with the offsetting obligation to repay the loan included as an Other liability on the Consolidated Balance Sheets. The carrying value of the securities pledged in dollar rolls and repurchase agreement transactions and the related repurchase obligation are included in Securities pledged and Short-term debt, respectively, on the Consolidated Balance Sheets.

The primary risk associated with short-term collateralized borrowings is that the counterparty will be unable to perform under the terms of the contract. The Company's exposure is limited to the excess of the net replacement cost of the securities over the value of the short-term investments. The Company believes the counterparties to the dollar rolls and repurchase agreements are financially responsible and that the counterparty risk is minimal.

*Recognition of Insurance Revenue and Related Benefits*

Premiums related to payouts contracts with life contingencies are recognized in Premiums in the Consolidated Statements of Operations when due from the contract owner. When premiums are due over a significantly shorter period than the period over which benefits are provided, any gross premium in excess of the net premium (i.e., the portion of the gross premium required to provide for all expected future benefits and expenses) is deferred and recognized into revenue in a constant relationship to insurance

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

in force. Benefits are recorded in Interest credited and other benefits to contract owners in the Consolidated Statements of Operations when incurred.

Amounts received as payment for investment-type, fixed annuities, payout contracts without life contingencies and FIA contracts are reported as deposits to contract owner account balances. Revenues from these contracts consist primarily of fees assessed against the contract owner account balance for mortality and policy administration charges and are reported in Fee income. Surrender charges are reported in Other revenue. In addition, the Company earns investment income from the investment of contract deposits in the Company's general account portfolio, which is reported in Net investment income in the Consolidated Statements of Operations. Fees assessed that represent compensation to the Company for services to be provided in future periods and certain other fees are deferred and amortized into revenue over the expected life of the related contracts in proportion to estimated gross profits in a manner consistent with DAC for these contracts. Benefits and expenses for these products include claims in excess of related account balances, expenses of contract administration and interest credited to contract owner account balances.

*Income Taxes*

The Company uses certain assumptions and estimates in determining the income taxes payable or refundable to/from ING U.S., Inc. for the current year, the deferred income tax liabilities and assets for items recognized differently in its financial statements from amounts shown on its income tax returns and the federal income tax expense. Determining these amounts requires analysis and interpretation of current tax laws and regulations, including the loss limitation rules associated with change in control. Management exercises considerable judgment in evaluating the amount and timing of recognition of the resulting income tax liabilities and assets. These judgments and estimates are reevaluated on a continual basis as regulatory and business factors change.

The Company's deferred tax assets and liabilities resulting from temporary differences between financial reporting and tax bases of assets and liabilities are measured at the balance sheet date using enacted tax rates expected to apply to taxable income in the years the temporary differences are expected to reverse.

Deferred tax assets represent the tax benefit of future deductible temporary differences and operating loss and tax credit carryforwards. The Company evaluates and tests the recoverability of its deferred tax assets. Deferred tax assets are reduced by a valuation allowance if, based on the weight of evidence, it is more likely than not that some portion, or all, of the deferred tax assets will not be realized. Considerable judgment and the use of estimates are required in determining whether a valuation allowance is necessary and if so, the amount of such valuation allowance. In evaluating the need for a valuation allowance, the Company considers many factors, including:

- The nature and character of the deferred tax assets and liabilities;
- Taxable income in prior carryback years;
- Projected future taxable income, exclusive of reversing temporary differences and carryforwards;
- Projected future reversals of existing temporary differences;
- The length of time carryforwards can be utilized;
- Prudent and feasible tax planning strategies the Company would employ to avoid a tax benefit from expiring unused;
- The nature, frequency and severity of cumulative U.S. GAAP losses in recent years; and
- Tax rules that would impact the utilization of the deferred tax assets.

In establishing unrecognized tax benefits, the Company determines whether a tax position is more likely than not to be sustained under examination by the appropriate taxing authority. The Company also considers positions that have been reviewed and agreed to as part of an examination by the appropriate taxing authority. Tax positions that do not meet the more likely than not standard are not recognized. Tax positions that meet this standard are recognized in the Consolidated Financial Statements. The Company measures the tax position as the largest amount of benefit that is greater than 50% likely of being realized upon ultimate resolution with the tax authority that has full knowledge of all relevant information.

Certain changes or future events, such as changes in tax legislation, completion of tax audits, planning opportunities and expectations about future outcome could have an impact on the Company's estimates of valuation allowances, deferred taxes, tax provisions and effective tax rates.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

*Reinsurance*

The Company utilizes reinsurance agreements in most aspects of its insurance business to reduce its exposure to large losses. Such reinsurance permits recovery of a portion of losses from reinsurers, although it does not discharge the primary liability of the Company as direct insurer of the risks reinsured.

For each of its reinsurance agreements, the Company determines whether the agreement provides indemnification against loss or liability relating to insurance risk. The Company reviews all contractual features, particularly those that may limit the amount of insurance risk to which the reinsurer is subject or features that delay the timely reimbursement of claims. The assumptions used to account for long-duration reinsurance agreements are consistent with those used for the underlying contracts. Ceded future policy benefits and contract owner account balances are reported gross on the Consolidated Balance Sheets.

*Long-duration*: For reinsurance of long-duration contracts that transfer significant insurance risk, the difference, if any, between the amounts paid and benefits received related to the underlying contracts is included in the expected net cost of reinsurance which is recorded as a component of the reinsurance asset or liability. Any difference between actual and expected net cost of reinsurance is recognized in the current period and included as a component of profits used to amortize DAC.

If the Company determines that a reinsurance agreement does not expose the reinsurer to a reasonable possibility of a significant loss from insurance risk, the Company records the agreement using the deposit method of accounting. Interest is recorded as Other revenues or Other expenses, as appropriate.

Accounting for reinsurance requires extensive use of assumptions and estimates, particularly related to the future performance of the underlying business and the potential impact of counterparty credit risks. The Company periodically reviews actual and anticipated experience compared to the assumptions used to establish assets and liabilities relating to ceded and assumed reinsurance. The Company also evaluates the financial strength of potential reinsurers and continually monitors the financial condition of reinsurers. Only those reinsurance recoverable balances deemed probable of recovery are reflected as assets on the Company's Consolidated Balance Sheets and are stated net of allowances for uncollectible reinsurance. Amounts currently recoverable and payable under reinsurance agreements are included in Reinsurance recoverable and Other liabilities, respectively. Such assets and liabilities relating to reinsurance agreements with the same reinsurer are recorded net on the Consolidated Balance Sheets if a right of offset exists within the reinsurance agreement.

Premiums, Fee income and Policyholder benefits are reported net of reinsurance ceded. Amounts received from reinsurers for policy administration are reported in Other revenue.

The Company utilizes a reinsurance agreement, accounted for under the deposit method, to manage reserve and capital requirements in connection with a portion of its deferred annuities business. The agreement contains and embedded derivative whose carrying value is estimated based on the change in the fair value of the assets supporting the funds withheld under the agreement.

The Company currently has a significant concentration of ceded reinsurance with a subsidiary of Lincoln National Corporation ("Lincoln") arising from the disposition of its individual life insurance business.

*Contingencies*

A loss contingency is an existing condition, situation or set of circumstances involving uncertainty as to possible loss that will ultimately be resolved when one or more future events occur or fail to occur. Examples of loss contingencies include pending or threatened adverse litigation, threat of expropriation of assets and actual or possible claims and assessments. Amounts related to loss contingencies are accrued and recorded in Other liabilities on the Consolidated Balance Sheets if it is probable that a loss has been incurred and the amount can be reasonably estimated, based on the Company's best estimate of the ultimate outcome. If determined to meet the criteria for a reserve, the Company also evaluates whether there are external legal or other costs directly associated with the resolution of the matter and accrues such costs if estimable.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

_____

### *Adoption of New Pronouncements*

*Financial Instruments*

#### Derivatives and Hedging

In July 2013, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2013-10, "Derivatives and Hedging (Accounting Standards Codification ("ASC")Topic 815): Inclusion of the Fed Funds Effective Swap Rate (or Overnight Index Swap Rate) as a Benchmark Interest Rate for Hedge Accounting Purposes" ("ASU 2013-10"), which permits an entity to use the Fed Funds Effective Swap Rate ("OIS") to be used as a U.S. benchmark interest rate for hedge accounting purposes. In addition, the guidance removes the restriction on using different benchmark rates for similar hedges.

The provisions of ASU 2013-10 were adopted by the Company on July 17, 2013 for qualifying new or redesigned hedges entered into on or after that date. The adoption had no effect on the Company's financial condition, results of operations or cash flows.

*Deferred Policy Acquisition Costs*

#### Accounting for Costs Associated with Acquiring or Renewing Insurance Contracts

In October 2010, the FASB issued ASU 2010-26, "Financial Services - Insurance (ASC Topic 944): Accounting for Costs Associated with Acquiring or Renewing Insurance Contracts" ("ASU 2010-26"), which clarifies what costs relating to the acquisition of new or renewal insurance contracts qualify for deferral. Costs that should be capitalized include (1) incremental direct costs of successful contract acquisition and (2) certain costs related directly to successful acquisition activities (underwriting, policy issuance and processing, medical and inspection and sales force contract selling) performed by the insurer for the contract. Advertising costs should be included in deferred acquisition costs only if the capitalization criteria in the U.S. GAAP direct-response advertising guidance are met. All other acquisition-related costs should be charged to expense as incurred.

The provisions of ASU 2010-26 were adopted retrospectively by the Company on January 1, 2012. As a result of implementing ASU 2010-26, the Company recognized a cumulative effect of change in accounting principle of $375.9, net of income taxes of $202.4, as a reduction to January 1, 2010 Retained earnings (deficit). In addition, the Company recognized a $13.9 increase to AOCI.

*Presentation and Disclosure*

#### Disclosures about Offsetting Assets and Liabilities

In December 2011, the FASB issued ASU 2011-11, "Balance Sheet (ASC Topic 210): Disclosures about Offsetting Assets and Liabilities" (ASU 2011-11), which requires an entity to disclose both gross and net information about instruments and transactions eligible for offset in the statement of financial position, as well as instruments and transactions subject to an agreement similar to a master netting arrangement. In addition, the standard requires disclosure of collateral received and posted in connection with master netting agreements or similar arrangements.

In January 2013, the FASB issued ASU 2013-01, "Balance Sheet (ASC Topic 210): Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities" ("ASU 2013-01"), which clarifies that the scope of ASU 2011-11 applies to derivatives accounted for in accordance with ASU Topic 815, Derivatives and Hedging, including bifurcated embedded derivatives, repurchase agreements and reverse repurchase agreements, and securities borrowing and securities lending transactions that are either offset in accordance with Section 210-20-45 or Section 815-10-45 or subject to an enforceable master netting arrangement or similar agreement.

The provisions of ASU 2013-01 and ASU 2011-11 were adopted retrospectively by the Company on January 1, 2013. The adoption had no effect on the Company's financial condition, results of operations or cash flows, as the pronouncement only pertains to additional disclosure. The disclosures required by ASU 2011-11 and ASU 2013-01 are included in "Note 3. Derivative Financial Instruments."

#### Disclosures about Amounts Reclassified out of Accumulated Other Comprehensive Income

In January 2013, the FASB issued ASU 2013-02, "Comprehensive Income (ASC Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income" ("ASU 2013-02"), which requires an entity to provide information about the

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income, but only if the amount reclassified is required under U.S. GAAP to be reclassified to net income, in its entirety in the same reporting period. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures required under U.S. GAAP that provide additional detail about those amounts.

The provisions of ASU 2013-02 were adopted by the Company on January 1, 2013. The adoption had no effect on the Company's financial condition, results of operations or cash flows, as the pronouncement only pertains to additional disclosure. The disclosures required by ASU 2013-02, including comparative period disclosures, are included in "Note 9. Accumulated Other Comprehensive Income (Loss)."

### *Future Adoption of Accounting Pronouncements*

Income Taxes
In July 2013, the FASB issued ASU 2013-11, "Income Taxes (ASC Topic 740): Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists" ("ASU 2013-11"), which clarifies that:

- An unrecognized tax benefit should be presented as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss or a tax credit carryforward, except,
- An unrecognized tax benefit should be presented as a liability and not be combined with a deferred tax asset (i) to the extent a net operating loss carryforward, a similar tax loss or a tax credit carryforward is not available at the reporting date to settle any additional income taxes that would result from the disallowance of a tax position or (ii) the tax law does not require the entity to use, or the entity does not intend to use, the deferred tax asset for such a purpose.
- The assessment of whether a deferred tax asset is available is based on the unrecognized tax benefit and deferred tax asset that exist at the reporting date and should be made presuming disallowance of the tax position at the reporting date.

The provisions of ASU 2013-11 are effective for years, and interim periods within those years, beginning after December 15, 2013, and should be applied prospectively to all unrecognized tax benefits that exist at the effective date. The Company does not expect ASU 2013-11 to have an impact on its financial condition, results of operations or cash flows, as the guidance is consistent with that currently applied.

Joint and Several Liability Arrangements
In February 2013, the FASB issued ASU 2013-04, "Liabilities (ASC Topic 405): Obligations Resulting from Joint and Several Liability Arrangements for Which the Total Amount of the Obligation Is Fixed at the Reporting Date" ("ASU 2013-04"), which requires an entity to measure obligations resulting from joint and several liable arrangements for which the total amount of the obligation within the scope of this guidance is fixed at the reporting date, as the sum of (1) the amount the reporting entity agreed to pay on the basis of its arrangement among its co-obligors and (2) any additional amount it expects to pay on behalf of its co-obligors. ASU 2013-04 also requires an entity to disclose the nature and amount of the obligation, as well as other information about those obligations.

The provisions of ASU 2013-04 are effective for years, and interim periods within those years, beginning after December 15, 2013. The amendments should be applied retrospectively for those obligations resulting from joint and several liability arrangements that exist at the beginning of an entity's year of adoption. The Company does not expect ASU 2013-04 to have an impact on its financial condition, results of operations or cash flows, as the Company does not have any fixed obligations under joint and several liable arrangements as of December 31, 2013.

Fees Paid to the Federal Government by Health Insurers
In July 2011, the FASB issued ASU 2011-06, "Other Expenses (Topic 720): Fees Paid to the Federal Government by Health Insurers" ("ASU 2011-06"), which specifies how health insurers should recognize and classify the annual fee imposed by the Patient Protection and Affordable Care Act as amended by the Health Care Education Reconciliation Act (the "Acts"). The liability

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

for the fee should be estimated and recorded in full at the time the entity provides qualifying health insurance in the year in which the fee is payable, with a corresponding deferred cost that is amortized to expense.

The provisions of ASU 2011-06 are effective for calendar years beginning after December 31, 2013, when the fee initially becomes effective. The Company does not expect ASU 2011-06 to have an impact on its financial condition, results of operations or cash flows, as the amount of net premium written for qualifying health insurance by the Company is expected to be below the $25.0 threshold as defined by the Acts and, thus, not subject to the fee.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

## 2.     Investments

*Fixed Maturities and Equity Securities*

Available-for-sale and FVO fixed maturities and equity securities were as follows as of December 31, 2013:

| | Amortized Cost | Gross Unrealized Capital Gains | Gross Unrealized Capital Losses | Embedded Derivatives[2] | Fair Value | OTTI[3] |
|---|---|---|---|---|---|---|
| Fixed maturities: | | | | | | |
| U.S. Treasuries | $ 636.5 | $ 36.5 | $ 2.9 | $ — | $ 670.1 | $ — |
| U.S. Government agencies and authorities | 237.1 | 5.0 | — | — | 242.1 | — |
| State, municipalities and political subdivisions | 77.2 | 5.9 | 0.1 | — | 83.0 | — |
| U.S. corporate securities | 10,326.0 | 581.0 | 238.8 | — | 10,668.2 | 1.9 |
| | | | | | | |
| Foreign securities:[1] | | | | | | |
| Government | 422.9 | 25.2 | 16.5 | — | 431.6 | — |
| Other | 5,149.6 | 272.9 | 83.5 | — | 5,339.0 | — |
| Total foreign securities | 5,572.5 | 298.1 | 100.0 | — | 5,770.6 | — |
| | | | | | | |
| Residential mortgage-backed securities: | | | | | | |
| Agency | 1,638.2 | 121.9 | 17.9 | 16.9 | 1,759.1 | 0.2 |
| Non-Agency | 278.1 | 55.2 | 4.8 | 12.1 | 340.6 | 15.1 |
| Total Residential mortgage-backed securities | 1,916.3 | 177.1 | 22.7 | 29.0 | 2,099.7 | 15.3 |
| | | | | | | |
| Commercial mortgage-backed securities | 624.5 | 68.1 | 0.9 | — | 691.7 | 4.4 |
| Other asset-backed securities | 465.8 | 18.0 | 3.4 | — | 480.4 | 3.2 |
| Total fixed maturities, including securities pledged | 19,855.9 | 1,189.7 | 368.8 | 29.0 | 20,705.8 | 24.8 |
| Less: Securities pledged | 137.9 | 5.9 | 3.7 | — | 140.1 | — |
| Total fixed maturities | 19,718.0 | 1,183.8 | 365.1 | 29.0 | 20,565.7 | 24.8 |
| Equity securities | 119.4 | 15.8 | 0.3 | — | 134.9 | — |
| Total fixed maturities and equity securities investments | $ 19,837.4 | $ 1,199.6 | $ 365.4 | $ 29.0 | $ 20,700.6 | $ 24.8 |

[1] Primarily U.S. dollar denominated.
[2] Embedded derivatives within fixed maturity securities are reported with the host investment.  The changes in fair value of embedded derivatives are reported in Other net realized capital gains (losses) in the Consolidated Statements of Operations.
[3] Represents OTTI reported as a component of Other comprehensive income.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

Available-for-sale and FVO fixed maturities and equity securities were as follows as of December 31, 2012:

| | Amortized Cost | Gross Unrealized Capital Gains | Gross Unrealized Capital Losses | Embedded Derivatives[2] | Fair Value | OTTI[3] |
|---|---|---|---|---|---|---|
| Fixed maturities: | | | | | | |
| U.S. Treasuries | $ 1,011.5 | $ 135.6 | $ 0.5 | $ — | $ 1,146.6 | $ — |
| U.S. Government agencies and authorities | 379.4 | 17.6 | — | — | 397.0 | — |
| State, municipalities and political subdivisions | 77.2 | 15.9 | — | — | 93.1 | — |
| U.S. corporate securities | 9,438.0 | 1,147.4 | 11.1 | — | 10,574.3 | 2.0 |
| | | | | | | |
| Foreign securities:[1] | | | | | | |
| Government | 439.7 | 57.4 | 1.1 | — | 496.0 | — |
| Other | 4,570.0 | 501.3 | 15.3 | — | 5,056.0 | — |
| Total foreign securities | 5,009.7 | 558.7 | 16.4 | — | 5,552.0 | — |
| | | | | | | |
| Residential mortgage-backed securities: | | | | | | |
| Agency | 1,679.5 | 181.5 | 3.4 | 33.7 | 1,891.3 | 0.6 |
| Non-Agency | 390.9 | 70.0 | 14.7 | 20.0 | 466.2 | 17.4 |
| Total Residential mortgage-backed securities | 2,070.4 | 251.5 | 18.1 | 53.7 | 2,357.5 | 18.0 |
| | | | | | | |
| Commercial mortgage-backed securities | 748.7 | 90.6 | 0.2 | — | 839.1 | 4.4 |
| Other asset-backed securities | 475.7 | 26.6 | 6.7 | — | 495.6 | 3.1 |
| Total fixed maturities, including securities pledged | 19,210.6 | 2,243.9 | 53.0 | 53.7 | 21,455.2 | 27.5 |
| Less: Securities pledged | 207.2 | 13.0 | 0.5 | — | 219.7 | — |
| Total fixed maturities | 19,003.4 | 2,230.9 | 52.5 | 53.7 | 21,235.5 | 27.5 |
| Equity securities | 129.3 | 13.6 | 0.1 | — | 142.8 | — |
| Total fixed maturities and equity securities investments | $ 19,132.7 | $ 2,244.5 | $ 52.6 | $ 53.7 | $ 21,378.3 | $ 27.5 |

[1] Primarily U.S. dollar denominated.
[2] Embedded derivatives within fixed maturity securities are reported with the host investment. The changes in fair value of embedded derivatives are reported in Other net realized capital gains (losses) in the Consolidated Statements of Operations.
[3] Represents OTTI reported as a component of Other comprehensive income.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

The amortized cost and fair value of fixed maturities, including securities pledged, as of December 31, 2013, are shown below by contractual maturity. Actual maturities may differ from contractual maturities as securities may be restructured, called, or prepaid. MBS and Other ABS are shown separately because they are not due at a single maturity date.

| | Amortized Cost | Fair Value |
|---|---|---|
| Due to mature: | | |
| One year or less | $ 612.5 | $ 629.7 |
| After one year through five years | 3,846.6 | 4,103.6 |
| After five years through ten years | 6,488.8 | 6,646.5 |
| After ten years | 5,901.4 | 6,054.2 |
| Mortgage-backed securities | 2,540.8 | 2,791.4 |
| Other asset-backed securities | 465.8 | 480.4 |
| Fixed maturities, including securities pledged | $ 19,855.9 | $ 20,705.8 |

The investment portfolio is monitored to maintain a diversified portfolio on an ongoing basis. Credit risk is mitigated by monitoring concentrations by issuer, sector and geographic stratification and limiting exposure to any one issuer.

As of December 31, 2013 and 2012, the Company did not have any investments in a single issuer, other than obligations of the U.S. Government and government agencies with a carrying value in excess of 10% of the Company's consolidated Shareholder's equity.

The following tables set forth the composition of the U.S. and foreign corporate securities within the fixed maturity portfolio by industry category as of the dates indicated:

| | Amortized Cost | Gross Unrealized Capital Gains | Gross Unrealized Capital Losses | Fair Value |
|---|---|---|---|---|
| **December 31, 2013** | | | | |
| Communications | $ 1,315.9 | $ 81.5 | $ 36.8 | $ 1,360.6 |
| Financial | 2,114.7 | 166.9 | 20.2 | 2,261.4 |
| Industrial and other companies | 8,878.5 | 423.5 | 213.1 | 9,088.9 |
| Utilities | 2,726.5 | 159.5 | 42.3 | 2,843.7 |
| Transportation | 440.0 | 22.5 | 9.9 | 452.6 |
| Total | $ 15,475.6 | $ 853.9 | $ 322.3 | $ 16,007.2 |
| | | | | |
| **December 31, 2012** | | | | |
| Communications | $ 1,154.1 | $ 161.4 | $ 0.9 | $ 1,314.6 |
| Financial | 1,859.3 | 240.1 | 10.9 | 2,088.5 |
| Industrial and other companies | 7,883.1 | 850.9 | 6.9 | 8,727.1 |
| Utilities | 2,715.4 | 349.8 | 7.3 | 3,057.9 |
| Transportation | 396.1 | 46.5 | 0.4 | 442.2 |
| Total | $ 14,008.0 | $ 1,648.7 | $ 26.4 | $ 15,630.3 |

*Fixed Maturities and Equity Securities*

The Company's fixed maturities and equity securities are currently designated as available-for-sale, except those accounted for using the FVO. Available-for-sale securities are reported at fair value and unrealized capital gains (losses) on these securities are

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

recorded directly in AOCI, and presented net of related changes in DAC, VOBA, and deferred income taxes. In addition, certain fixed maturities have embedded derivatives, which are reported with the host contract on the Consolidated Balance Sheets.

The Company has elected the FVO for certain of its fixed maturities to better match the measurement of assets and liabilities in the Consolidated Statements of Operations. Certain CMOs, primarily interest-only and principal-only strips, are accounted for as hybrid instruments and valued at fair value with changes in the fair value recorded in Other net realized capital gains (losses) in the Consolidated Statements of Operations.

The Company invests in various categories of CMOs, including CMOs that are not agency-backed, that are subject to different degrees of risk from changes in interest rates and defaults. The principal risks inherent in holding CMOs are prepayment and extension risks related to significant decreases and increases in interest rates resulting in the prepayment of principal from the underlying mortgages, either earlier or later than originally anticipated. As of December 31, 2013 and 2012, approximately 50.4% and 41.8%, respectively, of the Company's CMO holdings, such as interest-only or principal-only strips, were invested in those types of CMOs that are subject to more prepayment and extension risk than traditional CMOs.

*Repurchase Agreements*

As of December 31, 2013 and 2012, the Company did not have any securities pledged in dollar rolls, repurchase agreement transactions or reverse repurchase agreements.

*Securities Lending*

As of December 31, 2013 and 2012, the fair value of loaned securities was $97.6 and $180.2, respectively, and is included in Securities pledged on the Consolidated Balance Sheets. As of December 31, 2013 and 2012, collateral retained by the lending agent and invested in liquid assets on the Company's behalf was $102.7 and $186.1, respectively, and recorded in Short-term investments under securities loan agreement, including collateral delivered on the Consolidated Balance Sheets. As of December 31, 2013 and 2012, liabilities to return collateral of $102.7 and $186.1, respectively, were included in Payables under securities loan agreement, including collateral held, on the Consolidated Balance Sheets.

*Variable Interest Entities ("VIEs")*

The Company holds certain VIEs for investment purposes. VIEs may be in the form of private placement securities, structured securities, securitization transactions, or limited partnerships. The Company has reviewed each of its holdings and determined that consolidation of these investments in the Company's financial statements is not required, as the Company is not the primary beneficiary, because the Company does not have both the power to direct the activities that most significantly impact the entity's economic performance and the obligation or right to potentially significant losses or benefits, for any of its investments in VIEs. The Company provided no non-contractual financial support and its carrying value represents the Company's exposure to loss. The carrying value of the equity tranches of the Collateralized loan obligations ("CLOs") of $1.0 and $1.3 as of December 31, 2013 and 2012, respectively, is included in Limited partnerships/corporations on the Consolidated Balance Sheets. Income and losses recognized on these investments are reported in Net investment income in the Consolidated Statements of Operations.

On June 4, 2012, the Company entered into an agreement to sell certain general account private equity limited partnership investment interest holdings with a carrying value of $331.9 as of March 31, 2012. These assets were sold to a group of private equity funds that are managed by Pomona Management LLC, an affiliate of the Company. The transaction resulted in a net pre-tax loss of $38.7 in the second quarter of 2012 reported in Net investment income on the Consolidated Statements of Operations. The transaction closed in two tranches with the first tranche closed on June 29, 2012 and the second tranche closed on October 29, 2012. Consideration received included $23.0 of promissory notes due in two equal installments at December 31, 2013 and 2014. In connection with these promissory notes, ING U.S., Inc. unconditionally guarantees payment of the notes in the event of any default of payments due. No additional loss was incurred on the second tranche since the fair value of the alternative investments was reduced to the agreed-upon sales price as of June 30, 2012.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

_Securitizations_

The Company invests in various tranches of securitization entities, including RMBS, CMBS and ABS. Through its investments, the Company is not obligated to provide any financial or other support to these entities. Each of the RMBS, CMBS and ABS entities are thinly capitalized by design and considered VIEs. The Company's involvement with these entities is limited to that of a passive investor. The Company has no unilateral right to appoint or remove the servicer, special servicer, or investment manager, which are generally viewed to have the power to direct the activities that most significantly impact the securitization entities' economic performance, in any of these entities, nor does the Company function in any of these roles. The Company, through its investments or other arrangements, does not have the obligation to absorb losses or the right to receive benefits from the entity that could potentially be significant to the entity. Therefore, the Company is not the primary beneficiary and will not consolidate any of the RMBS, CMBS and ABS entities in which it holds investments. These investments are accounted for as investments available-for-sale as described in "Note 1. Business, Basis of Presentation and Significant Accounting Policies" and unrealized capital gains (losses) on these securities are recorded directly in AOCI, except for certain RMBS which are accounted for under the FVO for which changes in fair value are reflected in Other net realized gains (losses) in the Consolidated Statements of Operations. The Company's maximum exposure to loss on these structured investments is limited to the amount of its investment.

_Unrealized Capital Losses_

Unrealized capital losses (including noncredit impairments), along with the fair value of fixed maturity securities, including securities pledged, by market sector and duration were as follows as of December 31, 2013:

| | Six Months or Less Below Amortized Cost | | More Than Six Months and Twelve Months or Less Below Amortized Cost | | More Than Twelve Months Below Amortized Cost | | Total | |
|---|---|---|---|---|---|---|---|---|
| | Fair Value | Unrealized Capital Losses | Fair Value | Unrealized Capital Losses | Fair Value | Unrealized Capital Losses | Fair Value | Unrealized Capital Losses |
| U.S. Treasuries | $ 124.4 | $ 2.1 | $ 34.2 | $ 0.8 | $ — | $ — | $ 158.6 | $ 2.9 |
| U.S. corporate, state and municipalities | 1,002.8 | 22.9 | 2,413.2 | 183.8 | 236.9 | 32.2 | 3,652.9 | 238.9 |
| Foreign | 448.8 | 5.7 | 1,063.9 | 86.4 | 76.2 | 7.9 | 1,588.9 | 100.0 |
| Residential mortgage-backed | 262.3 | 2.9 | 212.9 | 12.0 | 105.8 | 7.8 | 581.0 | 22.7 |
| Commercial mortgage-backed | 77.9 | 0.9 | — | — | — | — | 77.9 | 0.9 |
| Other asset-backed | 38.9 | 0.2 | 30.3 | 0.2 | 26.0 | 3.0 | 95.2 | 3.4 |
| Total | $1,955.1 | $ 34.7 | $3,754.5 | $ 283.2 | $ 444.9 | $ 50.9 | $ 6,154.5 | $ 368.8 |

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

Unrealized capital losses (including noncredit impairments), along with the fair value of fixed maturity securities, including securities pledged, by market sector and duration were as follows as of December 31, 2012:

| | Six Months or Less Below Amortized Cost | | More Than Six Months and Twelve Months or Less Below Amortized Cost | | More Than Twelve Months Below Amortized Cost | | Total | |
|---|---|---|---|---|---|---|---|---|
| | Fair Value | Unrealized Capital Losses | Fair Value | Unrealized Capital Losses | Fair Value | Unrealized Capital Losses | Fair Value | Unrealized Capital Losses |
| U.S. Treasuries | $ 300.0 | $ 0.5 | $ — | $ — | $ — | $ — | $ 300.0 | $ 0.5 |
| U.S. corporate, state and municipalities | 479.8 | 6.8 | 22.5 | 0.9 | 49.4 | 3.4 | 551.7 | 11.1 |
| Foreign | 166.8 | 4.7 | 7.8 | 0.5 | 87.7 | 11.2 | 262.3 | 16.4 |
| Residential mortgage-backed | 68.7 | 1.6 | 7.2 | 0.3 | 132.4 | 16.2 | 208.3 | 18.1 |
| Commercial mortgage-backed | 7.5 | 0.1 | 1.6 | — | 2.5 | 0.1 | 11.6 | 0.2 |
| Other asset-backed | 15.6 | — * | — | — | 34.2 | 6.7 | 49.8 | 6.7 |
| Total | $1,038.4 | $ 13.7 | $ 39.1 | $ 1.7 | $ 306.2 | $ 37.6 | $ 1,383.7 | $ 53.0 |

* Less than $0.1

Of the unrealized capital losses aged more than twelve months, the average market value of the related fixed maturities was 89.7% and 89.1% of the average book value as of December 31, 2013 and 2012, respectively.

Unrealized capital losses (including noncredit impairments) in fixed maturities, including securities pledged, for instances in which fair value declined below amortized cost by greater than or less than 20% for consecutive months as indicated in the tables below, were as follows as of the dates indicated:

| | Amortized Cost | | Unrealized Capital Losses | | Number of Securities | |
|---|---|---|---|---|---|---|
| | < 20% | > 20% | < 20% | > 20% | < 20% | > 20% |
| **December 31, 2013** | | | | | | |
| Six months or less below amortized cost | $ 2,054.4 | $ 24.1 | $ 45.3 | $ 5.3 | 322 | 7 |
| More than six months and twelve months or less below amortized cost | 3,991.4 | 23.5 | 272.6 | 5.8 | 502 | 3 |
| More than twelve months below amortized cost | 420.4 | 9.5 | 37.3 | 2.5 | 137 | 8 |
| Total | $ 6,466.2 | $ 57.1 | $ 355.2 | $ 13.6 | 961 | 18 |
| | | | | | | |
| **December 31, 2012** | | | | | | |
| Six months or less below amortized cost | $ 1,110.8 | $ 15.2 | $ 19.3 | $ 3.9 | 141 | 10 |
| More than six months and twelve months or less below amortized cost | 49.5 | 1.5 | 2.6 | 0.4 | 31 | 2 |
| More than twelve months below amortized cost | 198.1 | 61.6 | 6.2 | 20.6 | 99 | 28 |
| Total | $ 1,358.4 | $ 78.3 | $ 28.1 | $ 24.9 | 271 | 40 |

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

Unrealized capital losses (including noncredit impairments) in fixed maturities, including securities pledged, by market sector for instances in which fair value declined below amortized cost by greater than or less than 20% were as follows as of the dates indicated:

| | Amortized Cost | | Unrealized Capital Losses | | Number of Securities | |
|---|---|---|---|---|---|---|
| | < 20% | > 20% | < 20% | > 20% | < 20% | > 20% |
| **December 31, 2013** | | | | | | |
| U.S. Treasuries | $ 161.5 | $ — | $ 2.9 | $ — | 4 | — |
| U.S. corporate, state and municipalities | 3,869.0 | 22.8 | 233.2 | 5.7 | 519 | 2 |
| Foreign | 1,665.8 | 23.1 | 95.0 | 5.0 | 239 | 5 |
| Residential mortgage-backed | 596.9 | 6.8 | 21.0 | 1.7 | 162 | 7 |
| Commercial mortgage-backed | 78.8 | — | 0.9 | — | 12 | — |
| Other asset-backed | 94.2 | 4.4 | 2.2 | 1.2 | 25 | 4 |
| Total | $ 6,466.2 | $ 57.1 | $ 355.2 | $ 13.6 | 961 | 18 |
| | | | | | | |
| **December 31, 2012** | | | | | | |
| U.S. Treasuries | $ 300.5 | $ — | $ 0.5 | $ — | 2 | — |
| U.S. corporate, state and municipalities | 558.1 | 4.7 | 9.1 | 2.0 | 82 | 2 |
| Foreign | 242.7 | 36.0 | 5.7 | 10.7 | 38 | 8 |
| Residential mortgage-backed | 201.2 | 25.2 | 10.2 | 7.9 | 124 | 24 |
| Commercial mortgage-backed | 11.8 | — | 0.2 | — | 8 | — |
| Other asset-backed | 44.1 | 12.4 | 2.4 | 4.3 | 17 | 6 |
| Total | $ 1,358.4 | $ 78.3 | $ 28.1 | $ 24.9 | 271 | 40 |

All investments with fair values less than amortized cost are included in the Company's other-than-temporary impairments analysis and impairments were recognized as disclosed in the "Evaluating Securities for Other-Than-Temporary Impairments" section below. The Company evaluates non-agency RMBS and ABS for other-than-temporary impairments each quarter based on actual and projected cash flows after considering the quality and updated loan-to-value ratios reflecting current home prices of underlying collateral, forecasted loss severity, the payment priority within the tranche structure of the security and amount of any credit enhancements. The Company's assessment of current levels of cash flows compared to estimated cash flows at the time the securities were acquired indicates the amount and the pace of projected cash flows from the underlying collateral has generally been lower and slower, respectively. However, since cash flows are typically projected at a trust level, the impairment review incorporates the security's position within the trust structure as well as credit enhancement remaining in the trust to determine whether an impairment is warranted. Therefore, while lower and slower cash flows will impact the trust, the effect on a particular security within the trust will be dependent upon the trust structure. Where the assessment continues to project full recovery of principal and interest on schedule, the Company has not recorded an impairment. Unrealized losses on below investment grade securities are principally related to RMBS (primarily Alt-A RMBS) and ABS (primarily subprime RMBS) largely due to economic and market uncertainties including concerns over unemployment levels, lower interest rate environment on floating rate securities requiring higher risk premiums since purchase and valuations on residential real estate supporting non-agency RMBS. Based on this analysis, the Company determined that the remaining investments in an unrealized loss position were not other-than-temporarily impaired and therefore no further other-than-temporary impairment was necessary.

*Troubled Debt Restructuring*

The Company invests in high quality, well performing portfolios of commercial mortgage loans and private placements. Under certain circumstances, modifications are granted to these contracts. Each modification is evaluated as to whether a troubled debt restructuring has occurred. A modification is a troubled debt restructuring when the borrower is in financial difficulty and the creditor makes concessions. Generally, the types of concessions may include reducing the face amount or maturity amount of the debt as originally stated, reducing the contractual interest rate, extending the maturity date at an interest rate lower than current

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

market interest rates and/or reducing accrued interest.  The Company considers the amount, timing and extent of the concession granted in determining any impairment or changes in the specific valuation allowance recorded in connection with the troubled debt restructuring.  A valuation allowance may have been recorded prior to the quarter when the loan is modified in a troubled debt restructuring.  Accordingly, the carrying value (net of the specific valuation allowance) before and after modification through a troubled debt restructuring may not change significantly, or may increase if the expected recovery is higher than the pre-modification recovery assessment. As of December 31, 2013, the Company had no new private placement troubled debt restructurings and had 20 new commercial mortgage loan troubled debt restructurings with a pre-modification and post-modification carrying value of $39.4. The 20 commercial mortgage loans comprise a portfolio of cross-defaulted, cross-collateralized individual loans, which are owned by the same sponsor.  Between the date of the troubled debt restructurings and December 31, 2013, these loans have repaid $1.9 in principal.  As of December 31, 2012, the Company did not have any new private placement or commercial mortgage loan troubled debt restructurings.

As of December 31, 2013 and 2012, the Company did not have any commercial mortgage loans or private placements modified in a troubled debt restructuring with a subsequent payment default.

*Mortgage Loans on Real Estate*

The Company's mortgage loans on real estate are all commercial mortgage loans held for investment, which are reported at amortized cost, less impairment write-downs and allowance for losses. The Company diversifies its commercial mortgage loan portfolio by geographic region and property type to reduce concentration risk. The Company manages risk when originating commercial mortgage loans by generally lending only up to 75% of the estimated fair value of the underlying real estate. Subsequently, the Company continuously evaluates all mortgage loans based on relevant current information including a review of loan-specific credit quality, property characteristics and market trends. Loan performance is monitored on a loan specific basis through the review of submitted appraisals, operating statements, rent revenues and annual inspection reports, among other items. This review ensures properties are performing at a consistent and acceptable level to secure the debt. The components to evaluate debt service coverage are received and reviewed at least annually to determine the level of risk.

The following table summarizes the Company's investment in mortgage loans as of the dates indicated:

|  | December 31, | |
|---|---|---|
|  | 2013 | 2012 |
| Commercial mortgage loans | $ 3,397.3 | $ 2,874.0 |
| Collective valuation allowance | (1.2) | (1.3) |
| Total net commercial mortgage loans | $ 3,396.1 | $ 2,872.7 |

There were no impairments taken on the mortgage loan portfolio for the years ended December 31, 2013, 2012 and 2011.

The following table summarizes the activity in the allowance for losses for all commercial mortgage loans for the periods indicated:

|  | December 31, | |
|---|---|---|
|  | 2013 | 2012 |
| Collective valuation allowance for losses, balance at January 1 | $ 1.3 | $ 1.3 |
| Addition to (reduction of) allowance for losses | (0.1) | — |
| Collective valuation allowance for losses, end of period | $ 1.2 | $ 1.3 |

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

The carrying values and unpaid principal balances of impaired mortgage loans were as follows as of the dates indicated:

| | December 31, | | | |
| --- | --- | --- | --- | --- |
| | **2013** | | **2012** | |
| Impaired loans with allowances for losses | $ | — | $ | — |
| Impaired loans without allowances for losses | | 42.9 | | 5.6 |
| Subtotal | | 42.9 | | 5.6 |
| Less: Allowances for losses on impaired loans | | — | | — |
| Impaired loans, net | $ | 42.9 | $ | 5.6 |
| Unpaid principal balance of impaired loans | $ | 44.4 | $ | 7.1 |

The following table presents information on restructured loans as of the dates indicated:

| | December 31, | | | |
| --- | --- | --- | --- | --- |
| | **2013** | | **2012** | |
| Troubled debt restructured loans | $ | 37.5 | $ | — |

The Company's policy is to recognize interest income until a loan becomes 90 days delinquent or foreclosure proceedings are commenced, at which point interest accrual is discontinued. Interest accrual is not resumed until the loan is brought current.

There were no mortgage loans in the Company's portfolio in process of foreclosure as of December 31, 2013 and 2012. There were no loans 90 days or more past due or loans in arrears with respect to principal and interest as of December 31, 2013 and 2012.

The following table presents information on the average investment during the period in impaired loans and interest income recognized on impaired and troubled debt restructured loans for the periods indicated:

| | Year Ended December 31, | | | | | |
| --- | --- | --- | --- | --- | --- | --- |
| | **2013** | | **2012** | | **2011** | |
| Impaired loans, average investment during the period (amortized cost)[1] | $ | 24.2 | $ | 5.7 | $ | 7.7 |
| Interest income recognized on impaired loans, on an accrual basis[1] | | 1.4 | | 0.4 | | 0.6 |
| Interest income recognized on impaired loans, on a cash basis[1] | | 1.4 | | 0.4 | | 0.6 |
| Interest income recognized on troubled debt restructured loans, on an accrual basis | | 1.0 | | — | | — |

[1] Includes amounts for Troubled debt restructured loans

Loan-to-value ("LTV") and debt service coverage ("DSC") ratios are measures commonly used to assess the risk and quality of mortgage loans. The LTV ratio, calculated at time of origination, is expressed as a percentage of the amount of the loan relative to the value of the underlying property. A LTV ratio in excess of 100% indicates the unpaid loan amount exceeds the underlying collateral. The DSC ratio, based upon the most recently received financial statements, is expressed as a percentage of the amount of a property's net income to its debt service payments. A DSC ratio of less than 1.0 indicates that property's operations do not generate sufficient income to cover debt payments. These ratios are utilized as part of the review process described above.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

The following table presents the LTV ratios as of the dates indicated:

| | | December 31, | | |
| --- | --- | --- | --- | --- |
| | | **2013[1]** | | **2012[1]** |
| Loan-to-Value Ratio: | | | | |
| 0% - 50% | $ | 495.7 | $ | 501.3 |
| 50% - 60% | | 894.5 | | 768.9 |
| 60% - 70% | | 1,879.5 | | 1,491.6 |
| 70% - 80% | | 114.9 | | 96.4 |
| 80% and above | | 12.7 | | 15.8 |
| Total Commercial mortgage loans | $ | 3,397.3 | $ | 2,874.0 |

[1] Balances do not include allowance for mortgage loan credit losses.

The following table presents the DSC ratios as of the dates indicated:

| | | December 31, | | |
| --- | --- | --- | --- | --- |
| | | **2013[1]** | | **2012[1]** |
| Debt Service Coverage Ratio: | | | | |
| Greater than 1.5x | $ | 2,388.5 | $ | 2,114.4 |
| 1.25x - 1.5x | | 542.4 | | 390.5 |
| 1.0x - 1.25x | | 275.8 | | 293.1 |
| Less than 1.0x | | 190.5 | | 76.0 |
| Commercial mortgage loans secured by land or construction loans | | 0.1 | | — |
| Total Commercial mortgage loans | $ | 3,397.3 | $ | 2,874.0 |

[1] Balances do not include allowance for mortgage loan credit losses.

Properties collateralizing mortgage loans are geographically dispersed throughout the United States, as well as diversified by property type, as reflected in the following tables as of the dates indicated:

| | | December 31, | | | | |
| --- | --- | --- | --- | --- | --- | --- |
| | | **2013[1]** | | | **2012[1]** | |
| | | **Gross Carrying Value** | **% of Total** | | **Gross Carrying Value** | **% of Total** |
| Commercial Mortgage Loans by U.S. Region: | | | | | | |
| Pacific | $ | 752.8 | 22.3% | $ | 564.1 | 19.6% |
| South Atlantic | | 707.8 | 20.8% | | 561.0 | 19.5% |
| West South Central | | 467.1 | 13.7% | | 460.4 | 16.0% |
| Middle Atlantic | | 411.4 | 12.1% | | 332.7 | 11.6% |
| East North Central | | 383.1 | 11.3% | | 337.8 | 11.8% |
| Mountain | | 263.9 | 7.8% | | 214.5 | 7.5% |
| West North Central | | 224.9 | 6.6% | | 205.2 | 7.1% |
| New England | | 116.7 | 3.4% | | 119.1 | 4.1% |
| East South Central | | 69.6 | 2.0% | | 79.2 | 2.8% |
| Total Commercial mortgage loans | $ | 3,397.3 | 100.0% | $ | 2,874.0 | 100.0% |

[1] Balances do not include allowance for mortgage loan credit losses.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

|  | December 31, | | | |
|---|---|---|---|---|
|  | **2013**[1] | | **2012**[1] | |
|  | **Gross Carrying Value** | **% of Total** | **Gross Carrying Value** | **% of Total** |
| Commercial Mortgage Loans by Property Type: |  |  |  |  |
| Retail | $ 1,082.1 | 31.9% | $ 824.0 | 28.7% |
| Industrial | 972.6 | 28.6% | 1,035.2 | 36.0% |
| Office | 462.1 | 13.6% | 427.0 | 14.8% |
| Apartments | 445.2 | 13.1% | 298.7 | 10.4% |
| Hotel/Motel | 182.8 | 5.4% | 92.1 | 3.2% |
| Mixed Use | 70.9 | 2.1% | 34.2 | 1.2% |
| Other | 181.6 | 5.3% | 162.8 | 5.7% |
| Total Commercial mortgage loans | $ 3,397.3 | 100.0% | $ 2,874.0 | 100.0% |

[1] Balances do not include allowance for mortgage loan credit losses.

The following table sets forth the breakdown of mortgages by year of origination as of the dates indicated:

|  | December 31, | |
|---|---|---|
|  | **2013**[1] | **2012**[1] |
| Year of Origination: |  |  |
| 2013 | $ 785.2 | $ — |
| 2012 | 908.1 | 939.0 |
| 2011 | 792.8 | 836.9 |
| 2010 | 121.1 | 124.0 |
| 2009 | 68.4 | 73.0 |
| 2008 | 89.0 | 119.0 |
| 2007 and prior | 632.7 | 782.1 |
| Total Commercial mortgage loans | $ 3,397.3 | $ 2,874.0 |

[1] Balances do not include allowance for mortgage loan credit losses.

*Evaluating Securities for Other-Than-Temporary Impairments*

The Company performs a regular evaluation, on a security-by-security basis, of its available-for-sale securities holdings, including fixed maturity securities and equity securities in accordance with its impairment policy in order to evaluate whether such investments are other-than-temporarily impaired.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

The following table identifies the Company's credit-related and intent-related impairments included in the Consolidated Statements of Operations, excluding impairments included in Other comprehensive income (loss) by type for the periods indicated:

|  | **Year Ended December 31,** | | | | | |
|  | **2013** | | **2012** | | **2011** | |
|  | **Impairment** | **No. of Securities** | **Impairment** | **No. of Securities** | **Impairment** | **No. of Securities** |
|---|---|---|---|---|---|---|
| U.S. corporate | $ — | — | $ 2.9 | 3 | $ 20.4 | 17 |
| Foreign[1] | 1.8 | 1 | 0.8 | 3 | 27.8 | 50 |
| Residential mortgage-backed | 3.4 | 35 | 6.0 | 33 | 8.2 | 38 |
| Commercial mortgage-backed | 0.3 | 3 | — | — | 28.2 | 8 |
| Other asset-backed | 0.3 | 2 | 1.2 | 4 | 22.7 | 53 |
| Equity securities | 0.1 | 1 | — | — | — | — |
| Total | $ 5.9 | 42 | $ 10.9 | 43 | $ 107.3 | 166 |

[1] Primarily U.S. dollar denominated.

The above tables include $4.8, $9.1 and $17.6 related to credit impairments for the years ended December 31, 2013, 2012 and 2011, respectively, in Other-than-temporary impairments, which are recognized in the Consolidated Statements of Operations. The remaining $1.1, $1.8 and $89.7 for the years ended December 31, 2013, 2012 and 2011, respectively, are related to intent impairments.

The following table summarizes these intent impairments, which are also recognized in earnings, by type for the periods indicated:

|  | **Year Ended December 31,** | | | | | |
|  | **2013** | | **2012** | | **2011** | |
|  | **Impairment** | **No. of Securities** | **Impairment** | **No. of Securities** | **Impairment** | **No. of Securities** |
|---|---|---|---|---|---|---|
| U.S. corporate | $ — | — | $ 0.2 | 1 | $ 20.4 | 17 |
| Foreign[1] | — | — | 0.8 | 3 | 23.7 | 46 |
| Residential mortgage-backed | 0.8 | 6 | 0.7 | 3 | 1.6 | 7 |
| Commercial mortgage-backed | 0.3 | 3 | — | — | 22.9 | 8 |
| Other asset-backed | — | — | 0.1 | 1 | 21.1 | 50 |
| Total | $ 1.1 | 9 | $ 1.8 | 8 | $ 89.7 | 128 |

[1] Primarily U.S. dollar denominated.

The Company may sell securities during the period in which fair value has declined below amortized cost for fixed maturities or cost for equity securities. In certain situations, new factors, including changes in the business environment, can change the Company's previous intent to continue holding a security. Accordingly, these factors may lead the Company to record additional intent related capital losses.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

The following table identifies the amount of credit impairments on fixed maturities for which a portion of the OTTI loss was recognized in Other comprehensive income (loss) and the corresponding changes in such amounts for the periods indicated:

|  | | Year Ended December 31, | | | | |
|---|---|---|---|---|---|---|
|  | | **2013** | | **2012** | | **2011** |
| Balance at January 1 | $ | 20.0 | $ | 19.4 | $ | 50.7 |
| Additional credit impairments: | | | | | | |
| On securities not previously impaired | | 1.1 | | 1.5 | | 0.9 |
| On securities previously impaired | | 1.8 | | 3.7 | | 6.7 |
| Reductions: | | | | | | |
| Securities intent impaired | | — | | — | | (8.7) |
| Securities sold, matured, prepaid or paid down | | (3.3) | | (4.6) | | (30.2) |
| Balance at December 31 | $ | 19.6 | $ | 20.0 | $ | 19.4 |

*Net Investment Income*

The following table summarizes Net investment income for the periods indicated:

|  | | Year Ended December 31, | | | | |
|---|---|---|---|---|---|---|
|  | | **2013** | | **2012** | | **2011** |
| Fixed maturities | $ | 1,199.4 | $ | 1,222.5 | $ | 1,224.2 |
| Equity securities, available-for-sale | | 2.8 | | 7.5 | | 13.6 |
| Mortgage loans on real estate | | 157.1 | | 143.5 | | 118.1 |
| Policy loans | | 13.1 | | 13.2 | | 13.7 |
| Short-term investments and cash equivalents | | 0.9 | | 1.4 | | 0.8 |
| Other | | 42.6 | | 6.8 | | 95.5 |
| Gross investment income | | 1,415.9 | | 1,394.9 | | 1,465.9 |
| Less: investment expenses | | 48.9 | | 46.1 | | 45.0 |
| Net investment income | $ | 1,367.0 | $ | 1,348.8 | $ | 1,420.9 |

As of December 31, 2013 and 2012, the Company did not have any investments in fixed maturities that did not produce net investment income. Fixed maturities are moved to a non-accrual status when the investment defaults.

Interest income on fixed maturities is recorded when earned using an effective yield method, giving effect to amortization of premiums and accretion of discounts. Such interest income is recorded in Net investment income in the Consolidated Statements of Operations.

*Net Realized Capital Gains (Losses)*

Net realized capital gains (losses) are comprised of the difference between the amortized cost of investments and proceeds from sale and redemption, as well as losses incurred due to the credit-related and intent-related other-than-temporary impairment of investments. Realized investment gains and losses are also primarily generated from changes in fair value of embedded derivatives within product guarantees and fixed maturities, changes in fair value of fixed maturities recorded at FVO and changes in fair value including accruals on derivative instruments, except for effective cash flow hedges. The cost of the investments on disposal is generally determined based on first-in-first-out ("FIFO") methodology.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

Net realized capital gains (losses) were as follows for the periods indicated:

| | Year Ended December 31, | | |
| --- | --- | --- | --- |
| | **2013** | **2012** | **2011** |
| Fixed maturities, available-for-sale, including securities pledged | $ 0.3 | $ 67.5 | $ 112.6 |
| Fixed maturities, at fair value option | (151.5) | (124.2) | (60.6) |
| Equity securities, available-for-sale | 0.1 | (0.2) | 7.4 |
| Derivatives | (72.1) | 1.3 | (64.3) |
| Embedded derivatives - fixed maturities | (24.7) | (5.5) | 4.9 |
| Embedded derivatives - product guarantees | 105.5 | 120.4 | (216.1) |
| Other investments | 0.2 | — | 0.3 |
| Net realized capital gains (losses) | $ (142.2) | $ 59.3 | $ (215.8) |
| After-tax net realized capital gains (losses) | $ (160.0) | $ 38.5 | $ (53.3) |

Proceeds from the sale of fixed maturities and equity securities, available-for-sale and the related gross realized gains and losses, before tax were as follows for the periods indicated:

| | Year Ended December 31, | | |
| --- | --- | --- | --- |
| | **2013** | **2012** | **2011** |
| Proceeds on sales | $ 1,830.0 | $ 2,887.1 | $ 5,596.3 |
| Gross gains | 23.8 | 88.7 | 249.0 |
| Gross losses | 22.1 | 12.7 | 33.6 |

## 3.     Derivative Financial Instruments

The Company enters into the following types of derivatives:

*Interest rate caps*: The Company uses interest rate cap contracts to hedge the interest rate exposure arising from duration mismatches between assets and liabilities.  Interest rate caps are also used to hedge interest rate exposure if rates rise above a specified level. Such increases in rates will require the Company to incur additional expenses. The future payout from the interest rate caps fund this increased exposure. The Company pays an upfront premium to purchase these caps. The Company utilizes these contracts in non-qualifying hedging relationships.

*Interest rate swaps*: Interest rate swaps are used by the Company primarily to reduce market risks from changes in interest rates and to alter interest rate exposure arising from mismatches between assets and/or liabilities. Interest rate swaps are also used to hedge the interest rate risk associated with the value of assets it owns or in an anticipation of acquiring them. Using interest rate swaps, the Company agrees with another party to exchange, at specified intervals, the difference between fixed rate and floating rate interest payments, calculated by reference to an agreed upon notional principal amount. These transactions are entered into pursuant to master agreements that provide for a single net payment to be made to/from the counterparty at each due date. The Company utilizes these contracts in qualifying hedging relationships as well as non-qualifying hedging relationships.

*Foreign exchange swaps*: The Company uses foreign exchange or currency swaps to reduce the risk of change in the value, yield or cash flows associated with certain foreign denominated invested assets. Foreign exchange swaps represent contracts that require the exchange of foreign currency cash flows against U.S. dollar cash flows at regular periods, typically quarterly or semi-annually. The Company utilizes these contracts in qualifying hedging relationships as well as non-qualifying hedging relationships.

*Credit default swaps*: Credit default swaps are used to reduce credit loss exposure with respect to certain assets that the Company owns, or to assume credit exposure on certain assets that the Company does not own. Payments are made to or received from the counterparty at specified intervals. In the event of a default on the underlying credit exposure, the Company will either receive a payment (purchased credit protection) or will be required to make a payment (sold credit protection) equal to the par minus recovery value of the swap contract. The Company utilizes these contracts in non-qualifying hedging relationships.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

_____

*Forwards*: The Company uses forward contracts to hedge certain invested assets against movement in interest rates, particularly mortgage rates. The Company uses To Be Announced mortgage-backed securities as an economic hedge against rate movements. The Company utilizes forward contracts in non-qualifying hedging relationships.

*Futures*: The Company uses futures contracts as a hedge against an increase in certain equity indices. Such increases may result in increased payments to the holders of the FIA contracts. The Company enters into exchange traded futures with regulated futures commissions that are members of the exchange. The Company also posts initial and variation margin with the exchange on a daily basis. The Company utilizes exchange-traded futures in non-qualifying hedging relationships.

*Swaptions*: A swaption is an option to enter into a swap with a forward starting effective date. The Company uses swaptions to hedge the interest rate exposure associated with the minimum crediting rate and book value guarantees embedded in the retirement products that the Company offers. Increases in interest rates will generate losses on assets that are backing such liabilities. In certain instances, the Company locks in the economic impact of existing purchased swaptions by entering into offsetting written swaptions. The Company pays a premium when it purchases the swaption. The Company utilizes these contracts in non-qualifying hedging relationships.

*Managed custody guarantees ("MCG")*: The Company issues certain credited rate guarantees on externally managed variable bond funds that represent stand-alone derivatives. The market value is partially determined by, among other things, levels of or changes in interest rates, prepayment rates and credit ratings/spreads.

*Embedded derivatives*: The Company also invests in certain fixed maturity instruments and has issued certain annuity products that contain embedded derivatives whose market value is at least partially determined by, among other things, levels of or changes in domestic and/or foreign interest rates (short-term or long-term), exchange rates, prepayment rates, equity rates, or credit ratings/ spreads. In addition, the Company has entered into a reinsurance agreement, accounted for under the deposit method, which contains an embedded derivative whose fair value is based on the change in the fair value of the underlying assets held in trust. The embedded derivatives for certain fixed maturity instruments, certain annuity products and coinsurance with funds withheld arrangements are reported with the host contract in investments, in Future policy benefits and contract owner account balances and Other liabilities, respectively, on the Consolidated Balance Sheets. Changes in the fair value of embedded derivatives within fixed maturity investments and within annuity products are recorded in Other net realized capital gains (losses) in the Consolidated Statements of Operations. Changes in fair value of embedded derivatives with reinsurance agreements are reported in Interest credited and other policyholder benefit to contract owners/policyholders in the Consolidated Statements of Operations.

The Company's use of derivatives is limited mainly to economic hedging to reduce the Company's exposure to cash flow variability of assets and liabilities, interest rate risk, credit risk, exchange rate risk and market risk. It is the Company's policy not to offset amounts recognized for derivative instruments and amounts recognized for the right to reclaim cash collateral or the obligation to return cash collateral arising from derivative instruments executed with the same counterparty under a master netting arrangement, which provides the Company with the legal right of offset.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

The notional amounts and fair values of derivatives were as follows as of the dates indicated:

| | December 31, | | | | | |
| --- | --- | --- | --- | --- | --- | --- |
| | **2013** | | | **2012** | | |
| | **Notional Amount** | **Asset Fair Value** | **Liability Fair Value** | **Notional Amount** | **Asset Fair Value** | **Liability Fair Value** |
| **Derivatives: Qualifying for hedge accounting**[1] | | | | | | |
| Cash flow hedges: | | | | | | |
| Interest rate contracts | $ 763.3 | $ 81.0 | $ 0.2 | $ 1,000.0 | $ 215.4 | $ — |
| Foreign exchange contracts | 51.2 | 2.2 | 0.6 | — | — | — |
| **Derivatives: Non-qualifying for hedge accounting**[1] | | | | | | |
| Interest rate contracts[2] | 21,442.7 | 367.6 | 206.2 | 18,131.1 | 292.9 | 328.5 |
| Foreign exchange contracts | 145.9 | 5.5 | 9.6 | 161.6 | 0.4 | 18.3 |
| Equity contracts | 9.1 | — * | — | 14.5 | 0.4 | — |
| Credit contracts | 384.0 | 8.1 | — | 347.5 | 3.6 | — |
| Managed custody guarantees | N/A | — | — | N/A | — | — |
| **Embedded derivatives:** | | | | | | |
| Within fixed maturity investments | N/A | 29.0 | — | N/A | 53.7 | — |
| Within annuity products | N/A | — | 23.1 | N/A | — | 122.4 |
| Within reinsurance agreements | N/A | — | (54.0) | N/A | — | — |
| Total | | $ 493.4 | $ 185.7 | | $ 566.4 | $ 469.2 |

\* Less than $0.1

[1] Open derivative contracts are reported as Derivatives assets or liabilities on the Consolidated Balance Sheets at fair value.

[2] As of December 31, 2013, includes a notional amount, asset fair value and liability fair value for interest rate caps of $11.8 billion, $162.5 and $29.7, respectively. As of December 31, 2012, includes a notional amount, asset fair value and liability fair value for interest rate caps of $4.5 billion, $17.7 and $0.6, respectively.

N/A - Not Applicable

Based on the notional amounts, a substantial portion of the Company's derivative positions was not designated or did not qualify as part of a hedging relationship as of December 31, 2013 and 2012. The Company utilizes derivative contracts mainly to hedge exposure to variability in cash flows, interest rate risk, credit risk, foreign exchange risk and equity market risk. The majority of derivatives used by the Company are designated as product hedges, which hedge the exposure arising from insurance liabilities or guarantees embedded in the contracts the Company offers through various product lines. These derivatives do not qualify for hedge accounting as they do not meet the criteria of being "highly effective" as outlined in ASC Topic 815, but do provide an economic hedge, which is in line with the Company's risk management objectives. The Company also uses derivatives contracts to hedge its exposure to various risks associated with the investment portfolio. The Company does not seek hedge accounting treatment for certain of these derivatives as they generally do not qualify for hedge accounting due to the criteria required under the portfolio hedging rules outlined in ASC Topic 815. The Company also uses credit default swaps coupled with other investments in order to produce the investment characteristics of otherwise permissible investments which do not qualify as effective accounting hedges under ASC Topic 815.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

_____

The maximum length of time over which the Company is hedging its exposure to the variability in future cash flows for forecasted transactions is through the fourth quarter of 2016.

Although the Company has not elected to net its derivative exposures, the notional amounts and fair values of OTC and cleared derivatives excluding exchange traded contracts and forward contracts (To Be Announced mortgage-backed securities) are presented in the tables below as of the dates indicated:

| | December 31, 2013 | | |
| --- | --- | --- | --- |
| | Notional Amount | Assets Fair Value | Liability Fair Value |
| Credit contracts | $ 384.0 | $ 8.1 | $ — |
| Equity contracts | — | — | — |
| Foreign exchange contracts | 197.1 | 7.7 | 10.2 |
| Interest rate contracts | 22,206.0 | 448.6 | 206.4 |
| | | $ 464.4 | $ 216.6 |
| | | | |
| Counterparty netting[1] | | $ (201.3) | $ (201.3) |
| Cash collateral netting[1] | | (134.0) | (5.4) |
| Securities collateral netting[1] | | (15.9) | (4.8) |
| Net receivables/payables | | $ 113.2 | $ 5.1 |

[1]Represents the netting of receivable balances with payable balances, net of collateral, for the same counterparty under eligible netting rules.

| | December 31, 2012 | | |
| --- | --- | --- | --- |
| | Notional Amount | Assets Fair Value | Liability Fair Value |
| Credit contracts | $ 347.5 | $ 3.6 | $ — |
| Equity contracts | — | — | — |
| Foreign exchange contracts | 161.6 | 0.4 | 18.3 |
| Interest rate contracts | 19,131.1 | 508.3 | 328.5 |
| | | $ 512.3 | $ 346.8 |
| | | | |
| Counterparty netting[1] | | $ (291.4) | $ (291.4) |
| Cash collateral netting[1] | | (167.1) | — |
| Securities collateral netting[1] | | (3.1) | (35.8) |
| Net receivables/payables | | $ 50.7 | $ 19.6 |

[1]Represents the netting of receivable balances with payable balances, net of collateral, for the same counterparty under eligible netting rules.

_Collateral_

Under the terms of the Company's Over-The-Counter ("OTC") Derivative International Swaps and Derivatives Association, Inc. ("ISDA") agreements, the Company may receive from, or deliver to, counterparties, collateral to assure that all terms of the ISDA agreements will be met with regard to the Credit Support Annex ("CSA"). The terms of the CSA call for the Company to pay interest on any cash received equal to the Federal Funds rate. To the extent cash collateral is received and delivered, it is included in Payables under securities loan agreements, including collateral held and Short-term investments under securities loan agreements, including collateral delivered, respectively, on the Consolidated Balance Sheets and is reinvested in short-term investments. Collateral held is used in accordance with the CSA to satisfy any obligations. Investment grade bonds owned by the Company are the source of noncash collateral posted, which is reported in Securities pledged on the Consolidated Balance Sheets. As of December 31, 2013, the Company held $127.4 and $1.2 of net cash collateral related to OTC derivative contracts and cleared derivative contracts, respectively. As of December 31, 2012, the Company held $167.0 of net cash collateral related to OTC

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

derivative contracts. In addition, as of December 31, 2013 and 2012, the Company delivered securities as collateral of $42.5 and $39.5, respectively.

Net realized gains (losses) on derivatives were as follows for the periods indicated:

| | | **Year Ended December 31,** | | |
|---|---|---|---|---|
| | **2013** | | **2012** | **2011** |
| **Derivatives: Qualifying for hedge accounting[1]** | | | | |
| Cash flow hedges: | | | | |
| Interest rate contracts | $ 0.2 | $ | — | $ — |
| Foreign exchange contracts | 0.1 | | — | — |
| **Derivatives: Non-qualifying for hedge accounting[2]** | | | | |
| Interest rate contracts | (92.8) | | (18.9) | (58.3) |
| Foreign exchange contracts | 10.0 | | 6.9 | (0.7) |
| Equity contracts | 3.4 | | 2.0 | (0.5) |
| Credit contracts | 7.0 | | 11.3 | (4.8) |
| Managed custody guarantees | 0.2 | | 1.1 | 1.1 |
| **Embedded derivatives:** | | | | |
| Within fixed maturity investments[2] | (24.7) | | (5.5) | 4.9 |
| Within annuity products[2] | 105.3 | | 119.3 | (217.2) |
| Within reinsurance agreements[3] | 54.0 | | — | — |
| Total | $ 62.7 | $ | 116.2 | $ (275.5) |

[1] Changes in value for effective fair value hedges are recorded in Other net realized capital gains (losses) in the Consolidated Statements of Operations. Changes in fair value upon disposal for effective cash flow hedges are amortized through Net investment income and the ineffective portion is recorded in the Other net realized capital gains (losses) in the Consolidated Statements of Operations. For the years ended December 31, 2013, 2012 and 2011, ineffective amounts were immaterial.

[2] Changes in value are included in Other net realized capital gains (losses) in the Consolidated Statements of Operations.

[3] Changes in value are included in Interest credited and other benefits to contract owners/policyholders in the Consolidated Statements of Operations.

*Credit Default Swaps*

The Company has entered into various credit default swaps. When credit default swaps are sold, the Company assumes credit exposure to certain assets that it does not own. Credit default swaps may also be purchased to reduce credit exposure in the Company's portfolio. Credit default swaps involve a transfer of credit risk from one party to another in exchange for periodic payments. The Company has ISDA agreements with each counterparty with which it conducts business and tracks the collateral positions for each counterparty. To the extent cash collateral is received, it is included in Payables under securities loan agreements, including collateral held, on the Consolidated Balance Sheets and is reinvested in short-term investments. Collateral held is used in accordance with the CSA to satisfy any obligations. Investment grade bonds owned by the Company are the source of noncash collateral posted, which is reported in Securities pledged on the Consolidated Balance Sheets. As of December 31, 2013, the fair value of credit default swaps of $8.1 were included in Derivatives assets and there were no Derivatives liabilities on the Consolidated Balance Sheets. As of December 31, 2012, the fair value of credit default swaps of $3.6 were included in Derivatives assets and there were no credit default swaps included in Derivatives liabilities, on the Consolidated Balance Sheets. As of December 31, 2013 and 2012, the maximum potential future exposure to the Company was $384.0 and $329.0 in credit default swaps. These instruments are typically written for a maturity period of five years and contain no recourse provisions. If the Company's current debt and claims paying ratings were downgraded in the future, the terms in the Company's derivative agreements may be triggered, which could negatively impact overall liquidity.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

---

**4.     Fair Value Measurements**

*Fair Value Measurement*

The Company categorizes its financial instruments into a three-level hierarchy based on the priority of the inputs to the valuation technique, pursuant to the Fair Value Measurements and disclosures of the ASC Topic 820. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument. Financial assets and liabilities recorded at fair value on the Consolidated Balance Sheets are categorized as follows:

- Level 1 - Unadjusted quoted prices for identical assets or liabilities in an active market. The Company defines an active market as a market in which transactions take place with sufficient frequency and volume to provide pricing information on an ongoing basis.
- Level 2 - Quoted prices in markets that are not active or valuation techniques that require inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:
  a) Quoted prices for similar assets or liabilities in active markets;
  b) Quoted prices for identical or similar assets or liabilities in non-active markets;
  c) Inputs other than quoted market prices that are observable; and
  d) Inputs that are derived principally from or corroborated by observable market data through correlation or other means.
- Level 3 - Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These valuations, whether derived internally or obtained from a third party, use critical assumptions that are not widely available to estimate market participant expectations in valuing the asset or liability.

When available, the estimated fair value of financial instruments is based on quoted prices in active markets that are readily and regularly obtainable. When quoted prices in active markets are not available, the determination of estimated fair value is based on market standard valuation methodologies, including discounted cash flow methodologies, matrix pricing, or other similar techniques.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

---

The following table presents the Company's hierarchy for its assets and liabilities measured at fair value on a recurring basis as of December 31, 2013:

| | Level 1 | Level 2 | Level 3 | Total |
|---|---|---|---|---|
| Assets: | | | | |
| Fixed maturities, including securities pledged: | | | | |
| U.S. Treasuries | $ 618.8 | $ 51.3 | $ — | $ 670.1 |
| U.S. Government agencies and authorities | — | 237.0 | 5.1 | 242.1 |
| U.S. corporate, state and municipalities | — | 10,605.9 | 145.3 | 10,751.2 |
| Foreign[1] | — | 5,727.8 | 42.8 | 5,770.6 |
| Residential mortgage-backed securities | — | 2,076.0 | 23.7 | 2,099.7 |
| Commercial mortgage-backed securities | — | 691.7 | — | 691.7 |
| Other asset-backed securities | — | 462.7 | 17.7 | 480.4 |
| Total fixed maturities, including securities pledged | 618.8 | 19,852.4 | 234.6 | 20,705.8 |
| Equity securities, available-for-sale | 99.0 | — | 35.9 | 134.9 |
| Derivatives: | | | | |
| Interest rate contracts | — | 448.6 | — | 448.6 |
| Foreign exchange contracts | — | 7.7 | — | 7.7 |
| Equity contracts | — * | — | — | — * |
| Credit contracts | — | 8.1 | — | 8.1 |
| Cash and cash equivalents, short-term investments and short-term investments under securities loan agreements | 529.7 | — | — | 529.7 |
| Assets held in separate accounts | 54,715.3 | 5,376.5 | 13.1 | 60,104.9 |
| Total assets | $ 55,962.8 | $ 25,693.3 | $ 283.6 | $ 81,939.7 |
| | | | | |
| Liabilities: | | | | |
| Derivatives: | | | | |
| Annuity product guarantees: | | | | |
| FIA | $ — | $ — | $ 23.1 | $ 23.1 |
| Stabilizer and MCGs | — | — | — | — |
| Other derivatives: | | | | |
| Interest rate contracts | — | 206.4 | — | 206.4 |
| Foreign exchange contracts | — | 10.2 | — | 10.2 |
| Embedded derivative on reinsurance | — | (54.0) | — | (54.0) |
| Total liabilities | $ — | $ 162.6 | $ 23.1 | $ 185.7 |

* Less than $0.1.

[1] Primarily U.S. dollar denominated.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

The following table presents the Company's hierarchy for its assets and liabilities measured at fair value on a recurring basis as of December 31, 2012:

| | Level 1 | Level 2 | Level 3 | Total |
|---|---|---|---|---|
| Assets: | | | | |
| Fixed maturities, including securities pledged: | | | | |
| U.S. Treasuries | $ 1,093.4 | $ 53.2 | $ — | $ 1,146.6 |
| U.S. Government agencies and authorities | — | 397.0 | — | 397.0 |
| U.S. corporate, state and municipalities | — | 10,512.8 | 154.6 | 10,667.4 |
| Foreign[(1)] | — | 5,527.4 | 24.6 | 5,552.0 |
| Residential mortgage-backed securities | — | 2,348.4 | 9.1 | 2,357.5 |
| Commercial mortgage-backed securities | — | 839.1 | — | 839.1 |
| Other asset-backed securities | — | 462.4 | 33.2 | 495.6 |
| Total fixed maturities, including securities pledged | 1,093.4 | 20,140.3 | 221.5 | 21,455.2 |
| Equity securities, available-for-sale | 125.8 | — | 17.0 | 142.8 |
| Derivatives: | | | | |
| Interest rate contracts | — | 508.3 | — | 508.3 |
| Foreign exchange contracts | — | 0.4 | — | 0.4 |
| Equity contracts | 0.4 | — | — | 0.4 |
| Credit contracts | — | 3.6 | — | 3.6 |
| Cash and cash equivalents, short-term investments and short-term investments under securities loan agreements | 1,229.3 | — | — | 1,229.3 |
| Assets held in separate accounts | 47,916.5 | 5,722.5 | 16.3 | 53,655.3 |
| Total assets | $ 50,365.4 | $ 26,375.1 | $ 254.8 | $ 76,995.3 |
| | | | | |
| Liabilities: | | | | |
| Derivatives: | | | | |
| Annuity product guarantees: | | | | |
| FIA | $ — | $ — | $ 20.4 | $ 20.4 |
| Stabilizer and MCGs | — | — | 102.0 | 102.0 |
| Other derivatives: | | | | |
| Interest rate contracts | 0.7 | 327.8 | — | 328.5 |
| Foreign exchange contracts | — | 18.3 | — | 18.3 |
| Embedded derivative on reinsurance | — | — | — | — |
| Total liabilities | $ 0.7 | $ 346.1 | $ 122.4 | $ 469.2 |

[(1)] Primarily U.S. dollar denominated.

*Valuation of Financial Assets and Liabilities at Fair Value*

Certain assets and liabilities are measured at estimated fair value on the Company's Consolidated Balance Sheets. The Company defines fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The exit price and the transaction (or entry) price will be the same at initial recognition in many circumstances. However, in certain cases, the transaction price may not represent fair value. The fair value of a liability is based on the amount that would be paid to transfer a liability to a third-party with an equal credit standing. Fair value is required to be a market-based measurement that is determined based on a hypothetical transaction at the measurement date, from a market participant's perspective. The Company considers three broad valuation techniques when a quoted price is unavailable: (i) the market approach, (ii) the income

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

_____

approach and (iii) the cost approach. The Company determines the most appropriate valuation technique to use, given the instrument being measured and the availability of sufficient inputs. The Company prioritizes the inputs to fair valuation techniques and allows for the use of unobservable inputs to the extent that observable inputs are not available.

The Company utilizes a number of valuation methodologies to determine the fair values of its financial assets and liabilities in conformity with the concepts of "exit price" and the fair value hierarchy as prescribed in ASC Topic 820. Valuations are obtained from third party commercial pricing services, brokers and industry-standard, vendor-provided software that models the value based on market observable inputs. The valuations obtained from third-party commercial pricing services are non-binding. The Company reviews the assumptions and inputs used by third-party commercial pricing services for each reporting period in order to determine an appropriate fair value hierarchy level. The documentation and analysis obtained from third-party commercial pricing services are reviewed by the Company, including in-depth validation procedures confirming the observability of inputs. The valuations are reviewed and validated monthly through the internal valuation committee price variance review, comparisons to internal pricing models, back testing to recent trades, or monitoring of trading volumes.

The following valuation methods and assumptions were used by the Company in estimating the reported values for the investments and derivatives described below:

*Fixed maturities*: The fair values for the actively traded marketable bonds are determined based upon the quoted market prices and are classified as Level 1 assets. Assets in this category would primarily include certain U.S. Treasury securities. The fair values for marketable bonds without an active market are obtained through several commercial pricing services which provide the estimated fair values and are classified as Level 2 assets. These services incorporate a variety of market observable information in their valuation techniques, including benchmark yields, broker-dealer quotes, credit quality, issuer spreads, bids, offers and other reference data. This category includes U.S. and foreign corporate bonds, ABS, U.S. agency and government guaranteed securities, CMBS and RMBS, including certain CMO assets.

Generally, the Company does not obtain more than one vendor price from pricing services per instrument. The Company uses a hierarchy process in which prices are obtained from a primary vendor and, if that vendor is unable to provide the price, the next vendor in the hierarchy is contacted until a price is obtained or it is determined that a price cannot be obtained from a commercial pricing service. When a price cannot be obtained from a commercial pricing service, independent broker quotes are solicited. Securities priced using independent broker quotes are classified as Level 3.

Broker quotes and prices obtained from pricing services are reviewed and validated through an internal valuation committee price variance review, comparisons to internal pricing models, back testing to recent trades, or monitoring of trading volumes. As of December 31, 2013, $190.5 and $15.9 billion of a total fair value of $20.7 billion in fixed maturities, including securities pledged, were valued using unadjusted broker quotes and unadjusted prices obtained from pricing services, respectively and verified through the review process. The remaining balance in fixed maturities consisted primarily of privately placed bonds valued using a matrix-based pricing. As of December 31, 2012, $175.5 and $16.7 billion of a total fair value of $21.5 billion in fixed maturities, including securities pledged, were valued using unadjusted broker quotes and unadjusted prices obtained from pricing services, respectively, and verified through the review process. The remaining balance in fixed maturities consisted primarily of privately placed bonds valued using a matrix-based pricing.

All prices and broker quotes obtained go through the review process described above including valuations for which only one broker quote is obtained. After review, for those instruments where the price is determined to be appropriate, the unadjusted price provided is used for financial statement valuation. If it is determined that the price is questionable, another price may be requested from a different vendor. The internal valuation committee then reviews all prices for the instrument again, along with information from the review, to determine which price best represents "exit price" for the instrument.

Fair values of privately placed bonds are determined primarily using a matrix-based pricing model and are generally classified as Level 2 assets. The model considers the current level of risk-free interest rates, current corporate spreads, the credit quality of the issuer and cash flow characteristics of the security. Also considered are factors such as the net worth of the borrower, the value of collateral, the capital structure of the borrower, the presence of guarantees and the Company's evaluation of the borrower's ability to compete in its relevant market. Using this data, the model generates estimated market values which the Company considers reflective of the fair value of each privately placed bond.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

_Equity securities, available-for-sale_: Fair values of publicly traded equity securities are based upon quoted market price and are classified as Level 1 assets. Other equity securities, typically private equities or equity securities not traded on an exchange, are valued by other sources such as analytics or brokers and are classified as Level 2 or Level 3 assets.

_Derivatives_: Derivatives are carried at fair value, which is determined using the Company's derivative accounting system in conjunction with observable key financial data from third party sources, such as yield curves, exchange rates, S&P 500 Index prices, London Interbank Offered Rates ("LIBOR") and Overnight Index Swap ("OIS") rates. In June 2012, the Company began using OIS rather than LIBOR for valuations of collateralized interest rate derivatives, which are obtained from third-party sources. For those derivatives that are unable to be valued by the accounting system, the Company typically utilizes values established by third-party brokers. Counterparty credit risk is considered and incorporated in the Company's valuation process through counterparty credit rating requirements and monitoring of overall exposure. It is the Company's policy to transact only with investment grade counterparties with a credit rating of A- or better. The Company's nonperformance risk is also considered and incorporated in the Company's valuation process. Valuations for the Company's futures and interest rate forward contracts are based on unadjusted quoted prices from an active exchange and, therefore, are classified as Level 1. The Company also has certain credit default swaps and options that are priced using models that primarily use market observable inputs, but contain inputs that are not observable to market participants, which have been classified as Level 3. However, all other derivative instruments are valued based on market observable inputs and are classified as Level 2.

_Cash and cash equivalents, Short-term investments and Short-term investments under securities loan agreement_: The carrying amounts for cash reflect the assets' fair values. The fair values for cash equivalents and most short-term investments are determined based on quoted market prices. These assets are classified as Level 1. Other short-term investments are valued and classified in the fair value hierarchy consistent with the policies described herein, depending on investment type.

_Assets held in separate accounts_: Assets held in separate accounts are reported at the quoted fair values of the underlying investments in the separate accounts. The underlying investments include mutual funds, short-term investments and cash, the valuations of which are based upon a quoted market price and are included in Level 1. Fixed maturity valuations are obtained from third-party commercial pricing services and brokers and are classified in the fair value hierarchy consistent with the policy described above for fixed maturities.

_Product guarantees_: The Company records an embedded derivative liability for its FIA contracts for interest payments to contract holders above the minimum guaranteed contract value. The guarantee is treated as an embedded derivative and is required to be accounted for separately from the host contract. The fair value of the obligation is calculated based on actuarial and capital market assumptions related to the projected cash flows, including benefits and related contract charges, over the anticipated life of the related contracts. The cash flow estimates are produced by market implied assumptions. These derivatives are classified as Level 3 liabilities in the fair value hierarchy.

The Company records reserves for Stabilizer and MCG contracts containing guaranteed credited rates. The guarantee is treated as an embedded derivative or a stand-alone derivative (depending on the underlying product) and is required to be reported at fair value. The estimated fair value is determined based on the present value of projected future claims, minus the present value of future guaranteed premiums. At inception of the contract, the Company projects a guaranteed premium to be equal to the present value of the projected future claims. The income associated with the contracts is projected using relevant actuarial and capital market assumptions, including benefits and related contract charges, over the anticipated life of the related contracts. The cash flow estimates are produced by using stochastic techniques under a variety of risk neutral scenarios and other market implied assumptions. These derivatives are classified as Level 3 liabilities.

The discount rate used to determine the fair value of the embedded derivatives and stand-alone derivative associated with the Company's product guarantees includes an adjustment for nonperformance risk. Through June 30, 2012, the Company's nonperformance risk adjustment was based on the credit default swap spreads of ING Insurance, the Company's indirect parent company, with similar term to maturity and priority of payment. The ING Insurance credit default spread was applied to the risk-free swap curve in the Company's valuation models for these product guarantees. As a result of the availability of ING U.S., Inc.'s market observable data following the issuance of its long-term debt on July 13, 2012, the Company changed its estimate of nonperformance risk to incorporate a blend of observable, similarly rated peer company credit default swap spreads, adjusted to reflect the Company's own credit quality as well as an adjustment to reflect the priority of policyholder claims.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

The Company's valuation actuaries are responsible for the policies and procedures for valuing the embedded derivatives, reflecting the capital markets and actuarial valuation inputs and nonperformance risk in the estimate of the fair value of the embedded derivatives. The actuarial and capital market assumptions for each liability are approved by each product's Chief Risk Officer ("CRO"), including an independent annual review by the U.S. CRO. Models used to value the embedded derivatives must comply with the Company's governance policies.

Quarterly, an attribution analysis is performed to quantify changes in fair value measurements and a sensitivity analysis is used to analyze the changes. The changes in fair value measurements are also compared to corresponding movements in the hedge target to assess the validity of the attributions. The results of the attribution analysis are reviewed by the valuation actuaries, responsible CFOs, Controllers, CROs and/or others as nominated by management.

*Embedded derivative on reinsurance:* The carrying value of the embedded derivative is estimated based upon the change in the fair value of the assets supporting the funds withheld under the reinsurance agreement, accounted for under the deposit method. As the fair value of the assets held in trust is based on a quoted market price (Level 1), the fair value of the embedded derivative is based on market observable inputs and is classified as Level 2.

*Transfers in and out of Level 1 and 2*

There were no securities transferred between Level 1 and Level 2 for the years ended December 31, 2013 and 2012. The Company's policy is to recognize transfers in and transfers out as of the beginning of the reporting period.

*Level 3 Financial Instruments*

The fair values of certain assets and liabilities are determined using prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement (i.e., Level 3 as defined by ASC Topic 820), including but not limited to liquidity spreads for investments within markets deemed not currently active. These valuations, whether derived internally or obtained from a third party, use critical assumptions that are not widely available to estimate market participant expectations in valuing the asset or liability. In addition, the Company has determined, for certain financial instruments, an active market is such a significant input to determine fair value that the presence of an inactive market may lead to classification in Level 3. In light of the methodologies employed to obtain the fair values of financial assets and liabilities classified as Level 3, additional information is presented below.

# ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

_____

The following table summarizes the change in fair value of the Company's Level 3 assets and liabilities and transfers in and out of Level 3 for the year ended December 31, 2013:

| | Fair Value as of January 1 | Total Realized/ Unrealized Gains (Losses) Included in: | | Purchases | Issuances | Sales | Settlements | Transfers in to Level 3[2] | Transfers out of Level 3[2] | Fair Value as of December 31 | Change in Unrealized Gains (Losses) Included in Earnings[3] |
| | | Net Income | OCI | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Fixed maturities, including securities pledged: | | | | | | | | | | | |
| U.S. Government agencies and authorities | $ — | $ — | $ — | $ 5.1 | $ — | $ — | $ — | $ — | $ — | $ 5.1 | $ — |
| U.S. corporate, state and municipalities | 154.6 | (0.3) | 0.4 | — * | — | (6.0) | (4.3) | 0.9 | — | 145.3 | (0.3) |
| Foreign | 24.6 | — * | 1.3 | 22.2 | — | (1.9) | (10.7) | 7.3 | — * | 42.8 | — * |
| Residential mortgage-backed securities | 9.1 | (2.0) | (0.3) | 17.5 | — | — | — | — | (0.6) | 23.7 | (2.0) |
| Other asset-backed securities | 33.2 | 2.3 | (0.7) | — | — | (2.8) | (9.9) | — | (4.4) | 17.7 | 0.9 |
| Total fixed maturities, including securities pledged | 221.5 | — * | 0.7 | 44.8 | — | (10.7) | (24.9) | 8.2 | (5.0) | 234.6 | (1.4) |
| | | | | | | | | | | | |
| Equity securities, available-for-sale | 17.0 | (0.3) | 1.4 | — | — | — * | — * | 34.5 | (16.7) | 35.9 | — |
| Derivatives: | | | | | | | | | | | |
| Product guarantees: | | | | | | | | | | | |
| Stabilizer and MCGs[1] | (102.0) | 108.2 | — | (6.2) | — | — | — | — | — | — | — |
| FIA[1] | (20.4) | (2.7) | — | — | — | — | — | — | — | (23.1) | — |
| Other derivatives, net | — * | — | — | — | — | — | — | — | — | — * | — |
| Assets held in separate accounts[4] | 16.3 | 0.1 | — | 16.0 | — | (11.6) | — | 2.2 | (9.9) | 13.1 | — |

* Less than $0.1

[1] All gains and losses on Level 3 liabilities are classified as realized gains (losses) for the purpose of this disclosure because it is impracticable to track realized and unrealized gains (losses) separately on a contract-by-contract basis. These amounts are included in Other net realized capital gains (losses) in the Consolidated Statements of Operations.

[2] The Company's policy is to recognize transfers in and transfers out as of the beginning of the reporting period.

[3] For financial instruments still held as of December 31, amounts are included in Net investment income and Total net realized capital gains (losses) in the Consolidated Statements of Operations.

[4] The investment income and realized gains (losses) and change in unrealized gains (losses) included in net income (loss) for separate account assets are offset by an equal amount for separate account liabilities, which result in a net zero impact on net income (loss) for the Company.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

The following table summarizes the change in fair value of the Company's Level 3 assets and liabilities and transfers in and out of Level 3 for the year ended December 31, 2012:

| | Fair Value as of January 1 | Total Realized/ Unrealized Gains (Losses) Included in: Net Income | OCI | Purchases | Issuances | Sales | Settlements | Transfers in to Level 3[2] | Transfers out of Level 3[2] | Fair Value as of December 31 | Change in Unrealized Gains (Losses) Included in Earnings[3] |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Fixed maturities, including securities pledged: | | | | | | | | | | | |
| U.S. Government agencies and authorities | $ — | $ — | $ — | $ — | $ — | $ — | $ — | $ — | $ — | $ — | $ — |
| U.S. corporate, state and municipalities | 129.1 | (0.3) | (1.4) | 0.4 | — | — | (7.9) | 38.3 | (3.6) | 154.6 | (0.4) |
| Foreign | 51.1 | 0.9 | (4.2) | — | — | (5.7) | (12.5) | 20.7 | (25.7) | 24.6 | — |
| Residential mortgage-backed securities | 41.0 | 0.7 | 2.7 | 2.3 | — | (6.0) | — | — | (31.6) | 9.1 | (0.1) |
| Other asset-backed securities | 27.7 | 1.1 | 2.5 | — | — | — | (1.9) | 3.8 | — | 33.2 | 0.8 |
| Total fixed maturities, including securities pledged | 248.9 | 2.4 | (0.4) | 2.7 | — | (11.7) | (22.3) | 62.8 | (60.9) | 221.5 | 0.3 |
| | | | | | | | | | | | |
| Equity securities, available-for-sale | 19.0 | (0.2) | (0.2) | 0.8 | — | (2.4) | — | 0.3 | (0.3) | 17.0 | (0.5) |
| Derivatives: | | | | | | | | | | | |
| Product guarantees: | | | | | | | | | | | |
| Stabilizer and MCGs[1] | (221.0) | 124.5 | — | (5.5) | — | — | — | — | — | (102.0) | — |
| FIA[1] | (16.3) | (4.1) | — | — | — | — | — | — | — | (20.4) | — |
| Other derivatives, net | (12.6) | (1.8) | — | — | — | — | 14.4 | — | — | — | — |
| Assets held in separate accounts[4] | 16.1 | 0.3 | — | 16.3 | — | (8.3) | — | — | (8.1) | 16.3 | 0.6 |

[1] All gains and losses on Level 3 liabilities are classified as realized gains (losses) for the purpose of this disclosure because it is impracticable to track realized and unrealized gains (losses) separately on a contract-by-contract basis. These amounts are included in Other net realized capital gains (losses) in the Consolidated Statements of Operations.

[2] The Company's policy is to recognize transfers in and transfers out as of the beginning of the reporting period.

[3] For financial instruments still held as of December 31, amounts are included in Net investment income and Total net realized capital gains (losses) in the Consolidated Statements of Operations.

[4] The investment income and realized gains (losses) and change in unrealized gains (losses) included in net income (loss) for separate account assets are offset by an equal amount for separate account liabilities, which result in a net zero impact on net income (loss) for the Company.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

_____

For the years ended December 31, 2013 and 2012, the transfers in and out of Level 3 for fixed maturities including securities pledged, equity securities and separate accounts were due to the variation in inputs relied upon for valuation each quarter. Securities that are primarily valued using independent broker quotes when prices are not available from one of the commercial pricing services are reflected as transfers into Level 3. When securities are valued using more widely available information, the securities are transferred out of Level 3 and into Level 1 or 2, as appropriate.

*Significant Unobservable Inputs*

Quantitative information about the significant unobservable inputs used in the Company's Level 3 fair value measurements of its annuity product guarantees is presented in the following sections and table.

The Company's Level 3 fair value measurements of its fixed maturities, equity securities available-for-sale and equity and credit derivative contracts are primarily based on broker quotes for which the quantitative detail of the unobservable inputs is neither provided nor reasonably corroborated, thus negating the ability to perform a sensitivity analysis. The Company performs a review of broker quotes by performing a monthly price variance comparison and back tests broker quotes to recent trade prices.

Significant unobservable inputs used in the fair value measurements of FIAs include nonperformance risk and lapses. Such inputs are monitored quarterly.

The significant unobservable inputs used in the fair value measurement of the Stabilizer embedded derivatives and MCG derivative are interest rate implied volatility, nonperformance risk, lapses and policyholder deposits. Such inputs are monitored quarterly.

Following is a description of selected inputs:

> *Interest Rate Volatility*: A term-structure model is used to approximate implied volatility for the swap rates for the Stabilizer and MCG fair value measurements. Where no implied volatility is readily available in the market, an alternative approach is applied based on historical volatility.

> *Nonperformance Risk:* For the estimate of the fair value of embedded derivatives associated with the Company's product guarantees, the Company uses a blend of observable, similarly rated peer company credit default swap spreads, adjusted to reflect the credit quality of the Company and the priority of policyholder claims.

> *Actuarial Assumptions:* Management regularly reviews actuarial assumptions, which are based on the Company's experience and periodically reviewed against industry standards. Industry standards and Company experience may be limited on certain products.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

The following table presents the unobservable inputs for Level 3 fair value measurements as of December 31, 2013:

| | Range[1] | |
| --- | --- | --- |
| **Unobservable Input** | **FIA** | **Stabilizer / MCG** |
| Interest rate implied volatility | — | 0.2% to 8.0% |
| Nonperformance risk | -0.1% to 0.79% | -0.1% to 0.79% |
| Actuarial Assumptions: | | |
| Lapses | 0% to 10% [2] | 0% to 55% [3] |
| Policyholder Deposits[4] | — | 0% to 60% [3] |

[1] Represents the range of reasonable assumptions that management has used in its fair value calculations.

[2] Lapse rates tend to be lower during the contractual surrender charge period and higher after the surrender charge period ends; the highest lapse rates occur in the year immediately after the end of the surrender charge period. The Company makes dynamic adjustments to lower the lapse rates for contracts that are more "in the money."

[3] Stabilizer contracts with recordkeeping agreements have different range of lapse and policyholder deposit assumptions from Stabilizer (Investment only) and MCG contracts as shown below:

| | Percentage of Plans | Overall Range of Lapse Rates | Range of Lapse Rates for 85% of Plans | Overall Range of Policyholder Deposits | Range of Policyholder Deposits for 85% of Plans |
| --- | --- | --- | --- | --- | --- |
| Stabilizer (Investment Only) and MCG Contracts | 88% | 0-30% | 0-15% | 0-55% | 0-15% |
| Stabilizer with Recordkeeping Agreements | 12% | 0-55% | 0-25% | 0-60% | 0-30% |
| Aggregate of all plans | 100% | 0-55% | 0-25% | 0-60% | 0-30% |

[4] Measured as a percentage of assets under management or assets under administration.

The following table presents the unobservable inputs for Level 3 fair value measurements as of December 31, 2012:

| | Range[1] | |
| --- | --- | --- |
| **Unobservable Input** | **FIA** | **Stabilizer / MCG** |
| Interest rate implied volatility | - | 0.1% to 7.6% |
| Nonperformance risk | 0.1% to 1.3% | 0.1% to 1.3% |
| Actuarial Assumptions: | | |
| Lapses | 0% - 10% [2] | 0% to 55% [3] |
| Policyholder Deposits[4] | - | 0% to 60% [3] |

[1] Represents the range of reasonable assumptions that management has used in its fair value calculations.

[2] Lapse rates tend to be lower during the contractual surrender charge period and higher after the surrender charge period ends; the highest lapse rates occur in the year immediately after the end of the surrender charge period. The Company makes dynamic adjustments to lower the lapse rates for contracts that are more "in the money."

[3] Stabilizer contracts with recordkeeping agreements have different range of lapse and policyholder deposit assumptions from Stabilizer (Investment only) and MCG contracts as shown below:

| | Percentage of Plans | Overall Range of Lapse Rates | Range of Lapse Rates for 85% of Plans | Overall Range of Policyholder Deposits | Range of Policyholder Deposits for 85% of Plans |
| --- | --- | --- | --- | --- | --- |
| Stabilizer (Investment Only) and MCG Contracts | 87% | 0-30% | 0-15% | 0-55% | 0-20% |
| Stabilizer with Recordkeeping Agreements | 13% | 0-55% | 0-25% | 0-60% | 0-30% |
| Aggregate of all plans | 100% | 0-55% | 0-25% | 0-60% | 0-30% |

[4] Measured as a percentage of assets under management or assets under administration.

Generally, the following will cause an increase (decrease) in the FIA embedded derivative fair value liability:

- A decrease (increase) in nonperformance risk
- A decrease (increase) in lapses

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

Generally, the following will cause an increase (decrease) in the derivative and embedded derivative fair value liabilities related to Stabilizer and MCG contracts:

- An increase (decrease) in interest rate implied volatility
- A decrease (increase) in nonperformance risk
- A decrease (increase) in lapses
- A decrease (increase) in policyholder deposits

The Company notes the following interrelationships:

- Generally, an increase (decrease) in interest rate volatility will increase (decrease) lapses of Stabilizer and MCG contracts due to dynamic participant behavior.

*Other Financial Instruments*

The carrying values and estimated fair values of the Company's financial instruments as of the dates indicated:

| | December 31, | | | |
|---|---|---|---|---|
| | **2013** | | **2012** | |
| | **Carrying Value** | **Fair Value** | **Carrying Value** | **Fair Value** |
| Assets: | | | | |
| Fixed maturities, including securities pledged | $ 20,705.8 | $ 20,705.8 | $ 21,455.2 | $ 21,455.2 |
| Equity securities, available-for-sale | 134.9 | 134.9 | 142.8 | 142.8 |
| Mortgage loans on real estate | 3,396.1 | 3,403.9 | 2,872.7 | 2,946.9 |
| Policy loans | 242.0 | 242.0 | 240.9 | 240.9 |
| Limited partnerships/corporations | 180.9 | 180.9 | 179.6 | 179.6 |
| Cash, cash equivalents, short-term investments and short-term investments under securities loan agreements | 529.7 | 529.7 | 1,229.3 | 1,229.3 |
| Derivatives | 464.4 | 464.4 | 512.7 | 512.7 |
| Notes receivable from affiliates | 175.0 | 186.4 | 175.0 | 194.3 |
| Assets held in separate accounts | 60,104.9 | 60,104.9 | 53,655.3 | 53,655.3 |
| Liabilities: | | | | |
| Investment contract liabilities: | | | | |
| Funding agreements without fixed maturities and deferred annuities[1] | 21,010.8 | 24,379.6 | 20,263.4 | 25,156.5 |
| Supplementary contracts, immediate annuities and other | 624.3 | 727.1 | 680.0 | 837.3 |
| Derivatives: | | | | |
| Annuity product guarantees: | | | | |
| FIA | 23.1 | 23.1 | 20.4 | 20.4 |
| Stabilizer and MCGs | — | — | 102.0 | 102.0 |
| Other derivatives | 216.6 | 216.6 | 346.8 | 346.8 |
| Long-term debt | 4.9 | 4.9 | 4.9 | 4.9 |
| Embedded derivatives on reinsurance | (54.0) | (54.0) | — | — |

[1] Certain amounts included in Funding agreements without fixed maturities and deferred annuities are also reflected within the Annuity product guarantees section of the table above.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

The following disclosures are made in accordance with the requirements of ASC Topic 825 which requires disclosure of fair value information about financial instruments, whether or not recognized at fair value on the Consolidated Balance Sheets, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates, in many cases, could not be realized in immediate settlement of the instrument.

ASC Topic 825 excludes certain financial instruments, including insurance contracts and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

The following valuation methods and assumptions were used by the Company in estimating the fair value of the following financial instruments, which are not carried at fair value on the Consolidated Balance Sheets:

*Mortgage loans on real estate*: The fair values for mortgage loans on real estate are estimated on a monthly basis using discounted cash flow analyses and rates currently being offered in the marketplace for similar loans to borrowers with similar credit ratings. Loans with similar characteristics are aggregated for purposes of the calculations. Mortgage loans on real estate are classified as Level 3.

*Policy loans*: The fair value of policy loans approximates the carrying value of the loans. Policy loans are collateralized by the cash surrender value of the associated insurance contracts and are classified as Level 2.

*Limited partnerships/corporations*: The fair value for these investments, primarily private equity fund of funds and hedge funds, is based on actual or estimated Net Asset Value ("NAV") information as provided by the investee and is classified as Level 3.

*Notes receivable from affiliates*: Estimated fair value of the Company's notes receivable from affiliates is determined primarily using a matrix-based pricing. The model considers the current level of risk-free interest rates, credit quality of the issuer and cash flow characteristics of the security model and is classified as Level 2.

*Investment contract liabilities*:

> *Funding agreements without a fixed maturity and deferred annuities:* Fair value is estimated as the mean present value of stochastically modeled cash flows associated with the contract liabilities taking into account assumptions about contract holder behavior. The stochastic valuation scenario set is consistent with current market parameters and discount is taken using stochastically evolving risk-free rates in the scenarios plus an adjustment for nonperformance risk. Margins for non-financial risks associated with the contract liabilities are also included. These liabilities are classified as Level 3.

> *Supplementary contracts and immediate annuities:* Fair value is estimated as the mean present value of the single deterministically modeled cash flows associated with the contract liabilities discounted using stochastically evolving short risk-free rates in the scenarios plus an adjustment for nonperformance risk. The valuation is consistent with current market parameters. Margins for non-financial risks associated with the contract liabilities are also included. These liabilities are classified as Level 3.

*Long-term debt*: Estimated fair value of the Company's notes to affiliates is based upon discounted future cash flows using a discount rate approximating the current market rate, incorporating nonperformance risk and is classified as Level 2.

Fair value estimates are made at a specific point in time, based on available market information and judgments about various financial instruments, such as estimates of timing and amounts of future cash flows. Such estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument, nor do they consider the tax impact of the realization of unrealized capital gains (losses). In many cases, the fair value estimates cannot be substantiated by comparison to independent markets, nor can the disclosed value be realized in immediate settlement of the instruments. In evaluating the Company's management of interest rate, price and liquidity risks, the fair values of all assets and liabilities should be taken into consideration, not only those presented above.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

## 5.     Deferred Policy Acquisition Costs and Value of Business Acquired

Activity within DAC and VOBA was as follows for the periods indicated:

| | DAC | VOBA | Total |
|---|---|---|---|
| Balance at January 1, 2011 | $ 307.6 | $ 864.2 | $ 1,171.8 |
| Deferrals of commissions and expenses | 79.8 | 8.5 | 88.3 |
| Amortization: | | | |
|   Amortization | (71.5) | (125.1) | (196.6) |
|   Interest accrued[1] | 31.9 | 70.5 | 102.4 |
| Net amortization included in the Consolidated Statements of Operations | (39.6) | (54.6) | (94.2) |
| Change in unrealized capital gains/losses on available-for-sale securities | (12.9) | (224.5) | (237.4) |
| Balance at December 31, 2011 | 334.9 | 593.6 | 928.5 |
| Deferrals of commissions and expenses | 79.1 | 8.1 | 87.2 |
| Amortization: | | | |
|   Amortization | (72.1) | (152.6) | (224.7) |
|   Interest accrued[1] | 31.1 | 62.5 | 93.6 |
| Net amortization included in the Consolidated Statements of Operations | (41.0) | (90.1) | (131.1) |
| Change in unrealized capital gains/losses on available-for-sale securities | (76.5) | (130.2) | (206.7) |
| Balance at December 31, 2012 | 296.5 | 381.4 | 677.9 |
| Deferrals of commissions and expenses | 71.3 | 7.2 | 78.5 |
| Amortization: | | | |
|   Amortization | (69.7) | (83.6) | (153.3) |
|   Interest accrued[1] | 34.0 | 61.0 | 95.0 |
| Net amortization included in the Consolidated Statements of Operations | (35.7) | (22.6) | (58.3) |
| Change in unrealized capital gains/losses on available-for-sale securities | 144.1 | 330.6 | 474.7 |
| Balance at December 31, 2013 | $ 476.2 | $ 696.6 | $ 1,172.8 |

[1]  Interest accrued at the following rates for VOBA: 1.0% to 7.0% during 2013, 5.0% to 7.0% during 2012 and 5.0% to 7.0% during 2011.

The estimated amount of VOBA amortization expense, net of interest, is presented in the following table. Actual amortization incurred during these years may vary as assumptions are modified to incorporate actual results and/or changes in best estimates of future results.

| Year | Amount |
|---|---|
| 2014 | $ 62.7 |
| 2015 | 52.5 |
| 2016 | 46.8 |
| 2017 | 42.6 |
| 2018 | 40.6 |

## 6.     Guaranteed Benefit Features

The Company calculates an additional liability for certain GMDBs and other minimum guarantees in order to recognize the expected value of these benefits in excess of the projected account balance over the accumulation period based on total expected assessments.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

The Company regularly evaluates estimates used to adjust the additional liability balance, with a related charge or credit to benefit expense, if actual experience or other evidence suggests that earlier assumptions should be revised.

As of December 31, 2013, the account value for the separate account contracts with guaranteed minimum benefits was $38.0 billion. The additional liability recognized related to minimum guarantees was $7.1. As of December 31, 2012, the account value for the separate account contracts with guaranteed minimum benefits was $35.2 billion. The additional liability recognized related to minimum guarantees was $108.1.

The aggregate fair value of fixed income securities and equity securities, including mutual funds, supporting separate accounts with additional insurance benefits and minimum investment return guarantees as of December 31, 2013 and 2012 was $9.2 billion and $9.3 billion, respectively.

## 7.    Reinsurance

At December 31, 2013, the Company had reinsurance treaties with 6 unaffiliated reinsurers covering a significant portion of the mortality risks and guaranteed death benefits under its variable contracts. As of December 31, 2013, the Company had one outstanding cession and a reinsurance treaty with its affiliate, Security Life of Denver International Limited ("SLDI"), to manage the reserve and capital requirements in connection with a portion of its deferred annuities business. The agreement is accounted for under the deposit method of accounting.

On October 1, 1998, the Company disposed of its individual life insurance business under an indemnity reinsurance arrangement with a subsidiary of Lincoln for $1.0 billion in cash. Under the agreement, the Lincoln subsidiary contractually assumed from the Company certain policyholder liabilities and obligations, although the Company remains obligated to contract owners. The Lincoln subsidiary established a trust to secure its obligations to the Company under the reinsurance agreement.

The Company assumed $25.0 of premium revenue from Aetna Life for the purchase and administration of a life contingent single premium variable payout annuity contract. In addition, the Company is also responsible for administering fixed annuity payments that are made to annuitants receiving variable payments. Reserves of $10.1 were maintained for this contract as of December 31, 2013 and 2012.

Reinsurance recoverable was comprised of the following as of the dates indicated:

| | December 31, | | |
| --- | --- | --- | --- |
| | **2013** | | **2012** |
| Claims recoverable from reinsurers | $ 2,016.7 | $ | 2,153.8 |
| Reinsured amounts due to reinsurers | (0.4) | | (0.3) |
| Other | 0.3 | | 0.2 |
| Total | $ 2,016.6 | $ | 2,153.7 |

Premiums were reduced by the following amounts for reinsurance ceded for the periods indicated.

| | Year Ended December 31, | | | | |
| --- | --- | --- | --- | --- | --- |
| | **2013** | | **2012** | | **2011** |
| **Premiums:** | | | | | |
| Direct premiums | $ 37.4 | $ | 36.2 | $ | 34.0 |
| Reinsurance assumed | 0.1 | | — | | 0.1 |
| Reinsurance ceded | (0.2) | | (0.2) | | (0.2) |
| Net premiums | $ 37.3 | $ | 36.0 | $ | 33.9 |

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

---

**8.       Capital Contributions, Dividends and Statutory Information**

Connecticut insurance law imposes restrictions on a Connecticut insurance company's ability to pay dividends to its parent.  These restrictions are based in part on the prior year's statutory income and surplus. In general, dividends up to specified levels are considered ordinary and may be paid without prior approval. Dividends in larger amounts, or extraordinary dividends, are subject to approval by the Connecticut Insurance Commissioner.

Under Connecticut insurance law, an extraordinary dividend or distribution is defined as a dividend or distribution that, together with other dividends or distributions made within the preceding twelve months, exceeds the greater of (1) ten percent (10.0%) of ILIAC's earned statutory surplus at the prior year end or (2) ILIAC's prior year statutory net gain from operations.  Connecticut law also prohibits a Connecticut insurer from declaring or paying a dividend except out of its earned surplus unless prior insurance regulatory approval is obtained.

During the year ended December 31, 2013, following receipt of required approval from the Connecticut Insurance Department (the "Department") and consummation of the IPO of ING U.S., Inc., ILIAC paid an extraordinary dividend of $174.0 to its Parent. In addition, on December 9, 2013, ILIAC paid an ordinary dividend of $90.0 to its Parent. During the year ended December 31, 2012, ILIAC paid an extraordinary distribution of $340.0 to its Parent.  During the year ended December 31, 2011, ILIAC did not pay a dividend on its common stock or distribution of capital to its Parent.  On December 16, 2013, October 15, 2012 and December 22, 2011, IFA paid a $60.0, $90.0 and $65.0 dividend, respectively, to ILIAC, its parent.  During the year ended December 31, 2013, DSL did not pay any dividend to ILIAC. On December 21, 2012, DSL paid a $15.0 dividend to ILIAC, its parent. During the year ended December 31, 2011, DSL did not pay any dividend to ILIAC.

During the years ended December 31, 2013 and 2012, ILIAC did not receive any capital contributions from its Parent.  During the year ended December 31, 2011, ILIAC received capital contributions of $201.0 in the aggregate from its Parent.

The Company is subject to minimum risk-based capital ("RBC") requirements established by the Department.  The formulas for determining the amount of RBC specify various weighting factors that are applied to financial balances or various levels of activity based on the perceived degree of risk.  Regulatory compliance is determined by a ratio of total adjusted capital ("TAC"), as defined by the National Association of Insurance Commissioners ("NAIC"), to authorized control level RBC, as defined by the NAIC. The Company exceeded the minimum RBC requirements that would require any regulatory or corrective action for all periods presented herein.

The Company is required to prepare statutory financial statements in accordance with statutory accounting practices prescribed or permitted by the Department.  Such statutory accounting practices primarily differ from U.S. GAAP by charging policy acquisition costs to expense as incurred, establishing future policy benefit liabilities and contract owner account balances using different actuarial assumptions as well as valuing investments and certain assets and accounting for deferred taxes on a different basis.  Certain assets that are not admitted under statutory accounting principles are charged directly to surplus.  Depending on the regulations of the Department, the entire amount or a portion of an insurance company's asset balance can be non-admitted depending on specific rules regarding admissibility.  The most significant non-admitted assets of the Company are typically deferred tax assets.

Statutory net income (loss) was $175.2, $261.6 and $194.4, for the years ended December 31, 2013, 2012 and 2011, respectively. Statutory capital and surplus was $2.0 billion and $1.9 billion as of December 31, 2013 and 2012, respectively.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

---

**9.     Accumulated Other Comprehensive Income (Loss)**

Shareholder's equity included the following components of AOCI as of the dates indicated.

| | | December 31, | | | |
|---|---|---|---|---|---|
| | | **2013** | **2012** | | **2011** |
| Fixed maturities, net of OTTI | $ | 820.9 | $ | 2,190.9 | $ | 1,518.7 |
| Equity securities, available-for-sale | | 15.5 | | 13.5 | | 13.1 |
| Derivatives | | 133.0 | | 215.2 | | 173.7 |
| DAC/VOBA and Sales inducements adjustments on available-for-sale securities | | (335.3) | | (810.6) | | (603.6) |
| Premium deficiency reserve adjustment | | (82.4) | | (152.6) | | (64.8) |
| Unrealized capital gains (losses), before tax | | 551.7 | | 1,456.4 | | 1,037.1 |
| Deferred income tax asset (liability) | | (66.1) | | (444.6) | | (302.3) |
| Unrealized capital gains (losses), after tax | | 485.6 | | 1,011.8 | | 734.8 |
| Pension and other postretirement benefits liability, net of tax | | 9.8 | | 11.2 | | 12.7 |
| AOCI | $ | 495.4 | $ | 1,023.0 | $ | 747.5 |

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

Changes in AOCI, including the reclassification adjustments recognized in the Consolidated Statements of Operations were as follows for the periods indicated:

| | Year Ended December 31, 2013 | | |
|---|---|---|---|
| | Before-Tax Amount | Income Tax | After-Tax Amount |
| Available-for-sale securities: | | | |
| Fixed maturities | $ (1,372.1) | $ 542.1 [4] | $ (830.0) |
| Equity securities | 2.0 | (0.7) | 1.3 |
| Other | — | — | — |
| OTTI | 2.7 | (0.9) | 1.8 |
| Adjustments for amounts recognized in Net realized capital gains (losses) in the Consolidated Statements of Operations | (0.6) | 0.2 | (0.4) |
| DAC/VOBA and Sales inducements | 475.3 [1] | (166.4) | 308.9 |
| Premium deficiency reserve adjustment | 70.2 | (24.6) | 45.6 |
| Change in unrealized gains/losses on available-for-sale securities | (822.5) | 349.7 | (472.8) |
| | | | |
| Derivatives: | | | |
| Derivatives | (79.5) [2] | 27.9 | (51.6) |
| Adjustments related to effective cash flow hedges for amounts recognized in Net investment income in the Consolidated Statements of Operations | (2.7) | 0.9 | (1.8) |
| Change in unrealized gains/losses on derivatives | (82.2) | 28.8 | (53.4) |
| | | | |
| Pension and other postretirement benefits liability: | | | |
| Amortization of prior service cost recognized in Operating expenses in the Consolidated Statements of Operations | (2.2) [3] | 0.8 | (1.4) |
| Change in pension and other postretirement benefits liability | (2.2) | 0.8 | (1.4) |
| Change in Other comprehensive income (loss) | $ (906.9) | $ 379.3 | $ (527.6) |

[1] See "Note 5. Deferred Policy Acquisition Costs and Value of Business Acquired" for additional information.
[2] See "Note 3. Derivative Financial Instruments" for additional information.
[3] See "Note 11. Benefit Plans" for amounts reported in Net Periodic (Benefit) Costs.
[4] Amount includes $67.6 valuation allowance. See "Note 10. Income Taxes" for additional information.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

|  | Year Ended December 31, 2012 | | |
|---|---|---|---|
|  | Before-Tax Amount | Income Tax | After-Tax Amount |
| Available-for-sale securities: | | | |
| Fixed maturities | $ 727.7 | $ (250.3) | $ 477.4 |
| Equity securities | 0.4 | (0.1) | 0.3 |
| Other | — | — | — |
| OTTI | 10.6 | (3.7) | 6.9 |
| Adjustments for amounts recognized in Net realized capital gains (losses) in the Consolidated Statements of Operations | (66.1) | 23.1 | (43.0) |
| DAC/VOBA and Sales inducements | (207.0) [1] | 72.5 | (134.5) |
| Premium deficiency reserve adjustment | (87.8) | 30.7 | (57.1) |
| Change in unrealized gains/losses on available-for-sale securities | 377.8 | (127.8) | 250.0 |
| | | | |
| Derivatives: | | | |
| Derivatives | 41.5 [2] | (14.5) | 27.0 |
| Adjustments related to effective cash flow hedges for amounts recognized in Net investment income in the Consolidated Statements of Operations | — | — | — |
| Change in unrealized gains/losses on derivatives | 41.5 | (14.5) | 27.0 |
| | | | |
| Pension and other postretirement benefits liability: | | | |
| Amortization of prior service cost recognized in Operating expenses in the Consolidated Statements of Operations | (2.2) [3] | 0.7 | (1.5) |
| Change in pension and other postretirement benefits liability | (2.2) | 0.7 | (1.5) |
| Change in Other comprehensive income (loss) | $ 417.1 | $ (141.6) | $ 275.5 |

[1] See "Note 5. Deferred Policy Acquisition Costs and Value of Business Acquired" for additional information.
[2] See "Note 3. Derivative Financial Instruments" for additional information.
[3] See "Note 11. Benefit Plans" for amounts reported in Net Periodic (Benefit) Costs.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

| | Year Ended December 31, 2011 | | |
| --- | --- | --- | --- |
| | Before-Tax Amount | Income Tax | After-Tax Amount |
| Available-for-sale securities: | | | |
| Fixed maturities | $ 677.8 | $ (213.4) [4] | $ 464.4 |
| Equity securities | (7.9) | 2.8 | (5.1) |
| Other | (0.1) | — | (0.1) |
| OTTI | 21.3 | (7.5) | 13.8 |
| Adjustments for amounts recognized in Net realized capital gains (losses) in the Consolidated Statements of Operations | (114.2) | 40.0 | (74.2) |
| DAC/VOBA and Sales inducements | (241.2) [1] | 84.4 | (156.8) |
| Premium deficiency reserve adjustment | (3.8) | 1.3 | (2.5) |
| Change in unrealized gains/losses on available-for-sale securities | 331.9 | (92.4) | 239.5 |
| | | | |
| Derivatives: | | | |
| Derivatives | 173.2 [2] | (60.6) | 112.6 |
| Adjustments related to effective cash flow hedges for amounts recognized in Net investment income in the Consolidated Statements of Operations | — | — | — |
| Change in unrealized gains/losses on derivatives | 173.2 | (60.6) | 112.6 |
| | | | |
| Pension and other postretirement benefits liability: | | | |
| Amortization of prior service cost recognized in Operating expenses in the Consolidated Statements of Operations | 7.6 [3] | (2.7) | 4.9 |
| Change in pension and other postretirement benefits liability | 7.6 | (2.7) | 4.9 |
| Change in Other comprehensive income (loss) | $ 512.7 | $ (155.7) | $ 357.0 |

[1] See "Note 5. Deferred Policy Acquisition Costs and Value of Business Acquired" for additional information.
[2] See "Note 3. Derivative Financial Instruments" for additional information.
[3] See "Note 11. Benefit Plans" for amounts reported in Net Periodic (Benefit) Costs.
[4] Amount includes $22.0 valuation allowance. See "Note 10. Income Taxes" for additional information.

## 10.    Income Taxes

Income tax expense (benefit) consisted of the following for the periods indicated.

| | Year Ended December 31, | | |
| --- | --- | --- | --- |
| | 2013 | 2012 | 2011 |
| Current tax expense (benefit): | | | |
| Federal | $ 144.6 | $ 200.9 | $ 60.3 |
| Total current tax expense (benefit) | 144.6 | 200.9 | 60.3 |
| Deferred tax expense (benefit): | | | |
| Federal | 62.4 | (9.7) | (65.3) |
| Total deferred tax expense (benefit) | 62.4 | (9.7) | (65.3) |
| Total income tax expense (benefit) | $ 207.0 | $ 191.2 | $ (5.0) |

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

Income taxes were different from the amount computed by applying the federal income tax rate to income (loss) before income taxes for the following reasons for the periods indicated:

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2013 | 2012 | 2011 |
| Income (loss) before income taxes | $ 490.5 | $ 516.6 | $ 315.3 |
| Tax rate | 35.0% | 35.0% | 35.0% |
| Income tax expense (benefit) at federal statutory rate | 171.7 | 180.8 | 110.4 |
| Tax effect of: | | | |
| Dividends received deduction | (26.6) | (18.6) | (37.0) |
| Valuation allowance | 67.6 | — | (87.0) |
| Audit settlements | (0.3) | (0.3) | 3.7 |
| Prior year tax | — | 28.1 | — |
| Other | (5.4) | 1.2 | 4.9 |
| Income tax expense (benefit) | $ 207.0 | $ 191.2 | $ (5.0) |

For 2012, the difference between the income tax provision as computed and the federal statutory rate was primarily due to a decrease in our estimate of certain deferred tax assets. Based on its 2011 tax return as filed, the Company decreased its estimated deferred tax assets by $28.1.

*Temporary Differences*

The tax effects of temporary differences that give rise to deferred tax assets and deferred tax liabilities as of the dates indicated, are presented below.

| | December 31, | |
|---|---|---|
| | 2013 | 2012 |
| **Deferred tax assets** | | |
| Insurance reserves | $ 166.7 | $ 255.4 |
| Investments | 231.8 | 87.5 |
| Postemployment benefits | 67.3 | 50.6 |
| Compensation and benefits | 35.8 | 44.4 |
| Other assets | — | 24.5 |
| Total gross assets before valuation allowance | 501.6 | 462.4 |
| Less: Valuation allowance | 11.1 | 11.1 |
| Assets, net of valuation allowance | 490.5 | 451.3 |
| | | |
| **Deferred tax liabilities** | | |
| Net unrealized investment (gains) losses | (310.5) | (482.4) |
| Deferred policy acquisition costs | (124.1) | (143.8) |
| Value of business acquired | (243.8) | (332.2) |
| Other liabilities | (2.2) | — |
| Total gross liabilities | (680.6) | (958.4) |
| Net deferred income tax asset (liability) | $ (190.1) | $ (507.1) |

Valuation allowances are provided when it is considered unlikely that deferred tax assets will be realized. As of December 31, 2013 and 2012, the Company had valuation allowances of $130.4 and $62.8 respectively, that were allocated to continuing

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

operations, and $(119.3) and $(51.7) as of the end of each period that were allocated to Other comprehensive income. As of December 31, 2013 and 2012, the Company had a full valuation allowance of $11.1 related to foreign tax credits, the benefit of which is uncertain.

For the years ended December 31, 2013 and 2012, there were no total increases (decreases) in the valuation allowance. For the year ended December 31, 2011 there was a (decrease) of $(109.0). In the years ended December 31, 2013, 2012 and 2011, there were increases (decreases) of $67.6, $0.0 and $(87.0), respectively, in the valuation allowance that were allocated to operations. In the years ended December 31, 2013, 2012 and 2011, there were increases (decreases) of $(67.6), $0.0 and $(22.0), respectively, that were allocated to Other comprehensive income.

### Tax Sharing Agreement

The Company had a payable to ING U.S., Inc. of $74.1 and $32.1 for federal income taxes as of December 31, 2013 and 2012, respectively, for federal income taxes under the intercompany tax sharing agreement.

The results of the Company's operations are included in the consolidated tax return of ING U.S., Inc. Generally, the Company's consolidated financial statements recognize the current and deferred income tax consequences that result from the Company's activities during the current and preceding periods pursuant to the provisions of Income Taxes (ASC Topic 740) as if the Company were a separate taxpayer rather than a member of ING U.S., Inc.'s consolidated income tax return group with the exception of any net operating loss carryforwards and capital loss carryforwards, which are recorded pursuant to the tax sharing agreement. The Company's tax sharing agreement with ING U.S., Inc. states that for each taxable year prior to January 1, 2013 during which the Company is included in a consolidated federal income tax return with ING U.S., Inc., ING U.S., Inc. will pay to the Company an amount equal to the tax benefit of the Company's net operating loss carryforwards and capital loss carryforwards generated in such year, without regard to whether such net operating loss carryforwards and capital loss carryforwards are actually utilized in the reduction of the consolidated federal income tax liability for any consolidated taxable year.

Effective January 1, 2013, the Company entered into a new tax sharing agreement with ING U.S., Inc. which provides that, for 2013 and subsequent years, ING U.S., Inc. will pay the Company for the tax benefits of ordinary and capital losses only in the event that the consolidated tax group actually uses the tax benefit of losses generated.

### Unrecognized Tax Benefits

Reconciliations of the change in the unrecognized income tax benefits for the periods indicated are as follows:

| | | Year Ended December 31, | | | | |
|---|---|---|---|---|---|---|
| | | **2013** | | **2012** | | **2011** |
| Balance at beginning of period | $ | — | $ | — | $ | 23.0 |
| Additions for tax positions related to prior years | | — | | — | | 4.5 |
| Reductions for tax positions related to prior years | | — | | — | | (4.5) |
| Reductions for settlements with taxing authorities | | — | | — | | (23.0) |
| Balance at end of period | $ | — | $ | — | $ | — |

The Company had no unrecognized tax benefits for the years ended December 31, 2013 and 2012.

### Interest and Penalties

The Company recognizes accrued interest and penalties related to unrecognized tax benefits in Current income taxes and Income tax expense on the Consolidated Balance Sheets and the Consolidated Statements of Operations, respectively. The Company had no accrued interest as of December 31, 2013 and 2012.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

---

*Tax Regulatory Matters*

During the first quarter 2013, the Internal Revenue Service ("IRS") completed its examination of ING U.S., Inc.'s return for tax year 2011. The 2011 audit settlement did not have a material impact on the Company's financial statements. ING U.S., Inc. is currently under audit by the IRS, and it is expected that the examination of tax year 2012 will be finalized within the next twelve months. ING U.S., Inc. and the IRS have agreed to participate in the Compliance Assurance Program for the tax years 2012 through 2014.

**11.      Benefit Plans**

*Defined Benefit Plan*

ING North America Insurance Corporation ("ING North America") sponsors the ING U.S. Retirement Plan (the "Retirement Plan"), effective as of December 31, 2001.  Substantially all employees of ING North America and its affiliates (excluding certain employees) are eligible to participate, including the Company's employees other than Company agents.

Beginning January 1, 2012, the Retirement Plan implemented a cash balance pension formula instead of a final average pay ("FAP") formula, allowing all eligible employees to participate in the Retirement Plan.  Participants will earn an annual credit equal to 4% of eligible pay.  Interest is credited monthly based on a 30-year U.S. Treasury securities bond rate published by the IRS in the preceding August of each year.  The accrued vested cash balance benefit is portable; participants can take it when they leave the Company's employ. For participants in the Retirement Plan as of December 31, 2013, there will be a two-year transition period from the Retirement Plan's current FAP formula to the cash balance pension formula.  Due to ASC Topic 715 requirements, the accounting impact of the change in the Retirement Plan was recognized upon Board approval November 10, 2011.  This change had no material impact on the Consolidated Financial Statements.

The Retirement Plan is a tax-qualified defined benefit plan, the benefits of which are guaranteed (within certain specified legal limits) by the Pension Benefit Guaranty Corporation ("PBGC").  The costs allocated to the Company for its employees' participation in the Retirement Plan were $6.5, $19.1 and $24.6 for the years ended December 31, 2013, 2012 and 2011, respectively and are included in Operating expenses in the Consolidated Statements of Operations.

*Defined Contribution Plan*

ING North America sponsors the ING U.S. Savings Plan and ESOP (the "Savings Plan").  Substantially all employees of ING North America and its affiliates (excluding certain employees, including but not limited to Career Agents) are eligible to participate, including the Company's employees other than Company agents.  Career Agents are certain, full-time insurance salespeople who have entered into a career agent agreement with the Company and certain other individuals who meet specified eligibility criteria. The Savings Plan is a tax-qualified defined contribution retirement plan, which includes an employee stock ownership plan ("ESOP") component. The Savings Plan was most recently amended effective January 1, 2011 to permit Roth 401(k) contributions to be made to the Plan. ING North America filed a request for a determination letter on the qualified status of the Plan and received a favorable determination letter dated November 4, 2013.  Savings Plan benefits are not guaranteed by the PBGC.  The Savings Plan allows eligible participants to defer into the Savings Plan a specified percentage of eligible compensation on a pre-tax basis. ING North America matches such pre-tax contributions, up to a maximum of 6.0% of eligible compensation. Matching contributions are subject to a 4-year graded vesting schedule, although certain specified participants are subject to a 5-year graded vesting schedule.  All contributions made to the Savings Plan are subject to certain limits imposed by applicable law.  The cost allocated to the Company for the Savings Plan were $10.8, $9.7 and $9.8, for the years ended December 31, 2013, 2012 and 2011, respectively, and are included in Operating expenses in the Consolidated Statements of Operations.

*Non-Qualified Retirement Plans*

Effective December 31, 2001, the Company, in conjunction with ING North America, offered certain eligible employees (other than Career Agents) a Supplemental Executive Retirement Plan and an Excess Plan (collectively, the "SERPs").  Benefit accruals under Aetna Financial Services SERPs ceased, effective as of December 31, 2001 and participants begin accruing benefits under ING North America SERPs.  Benefits under the SERPs are determined based on an eligible employee's years of service and average annual compensation for the highest five years during the last ten years of employment.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

Effective January 1, 2012, the Supplemental Executive Retirement Plan was amended to coordinate with the amendment of the Retirement Plan from its current final average pay formula to a cash balance formula.

The Company, in conjunction with ING North America, sponsors the Pension Plan for Certain Producers of ING Life Insurance and Annuity Company (formerly the Pension Plan for Certain Producers of Aetna Life Insurance and Annuity Company) (the "Agents Non-Qualified Plan"). This plan covers certain full-time insurance salespeople who have entered into a career agent agreement with the Company and certain other individuals who meet the eligibility criteria specified in the plan ("Career Agents"). The Agents Non-Qualified Plan was frozen effective January 1, 2002. In connection with the termination, all benefit accruals ceased and all accrued benefits were frozen.

The SERPs and Agents Non-Qualified Plan, are non-qualified defined benefit pension plans, which means all the SERPs benefits are payable from the general assets of the Company and Agents Non-Qualified Plan benefits are payable from the general assets of the Company and ING North America. These non-qualified defined benefit pension plans are not guaranteed by the PBGC.

*Obligations and Funded Status*

The following table summarizes the benefit obligations for the SERPs and Agents Non-Qualified Plan for the periods presented:

| | Year Ended December 31, | | | |
| --- | --- | --- | --- | --- |
| | **2013** | | **2012** | |
| Change in benefit obligation: | | | | |
| Benefit obligation, January 1 | $ | 97.2 | $ | 98.7 |
| Interest cost | | 3.8 | | 4.4 |
| Benefits paid | | (7.8) | | (9.3) |
| Actuarial (gains) losses on obligation | | (9.1) | | 3.4 |
| Benefit obligation, December 31 | $ | 84.1 | $ | 97.2 |

Amounts recognized on the Consolidated Balance Sheets consist of:

| | December 31, | | | |
| --- | --- | --- | --- | --- |
| | **2013** | | **2012** | |
| Accrued benefit cost | $ | (84.1) | $ | (97.2) |
| Accumulated other comprehensive income (loss): | | | | |
| Prior service cost (credit) | | (6.1) | | (7.3) |
| Net amount recognized | $ | (90.2) | $ | (104.5) |

*Assumptions*

The weighted-average assumptions used in the measurement of the December 31, 2013 and 2012 benefit obligation for the SERPs and Agents Non-Qualified Plan, were as follows:

| | **2013** | **2012** |
| --- | --- | --- |
| Discount rate | 4.95% | 4.05% |
| Rate of compensation increase | 4.00% | 4.00% |

In determining the discount rate assumption, the Company utilizes current market information provided by its plan actuaries, including a discounted cash flow analysis of the Company's pension obligation and general movements in the current market environment. The discount rate modeling process involves selecting a portfolio of high quality, noncallable bonds that will match the cash flows of the Retirement Plan. Based upon all available information, it was determined that 4.95% was the appropriate discount rate as of December 31, 2013, to calculate the Company's accrued benefit liability.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

The weighted-average assumptions used in calculating the net pension cost were as follows:

|  | 2013 | 2012 | 2011 |
|---|---|---|---|
| Discount rate | 4.05% | 4.75% | 5.50% |
| Rate of compensation increase | 4.00% | 4.00% | 4.00% |

Since the benefit plans of the Company are unfunded, an assumption for return on plan assets is not required.

*Net Periodic Benefit Costs*

Net periodic benefit costs for the SERPs and Agents Non-Qualified Plan were as follows for the periods presented:

|  | Year Ended December 31, | | |
|---|---|---|---|
|  | 2013 | 2012 | 2011 |
| Interest cost | $ 3.8 | $ 4.4 | $ 5.0 |
| Net (gain) loss recognition | (9.1) | 3.4 | 16.0 |
| Amortization of prior service cost (credit) | (1.2) | (1.2) | — |
| The effect of any curtailment or settlement | — | — | 2.2 |
| Net periodic (benefit) cost | $ (6.5) | $ 6.6 | $ 23.2 |

*Cash Flows*

In 2014, the employer is expected to contribute $6.1 to the SERPs and Agents Non-Qualified Plan. Future expected benefit payments related to the SERPs and Agents Non-Qualified Plan, for the years ended December 31, 2014 through 2018 and thereafter through 2023, are estimated to be $6.1, $5.3, $5.2, $5.3, $5.5 and $27.8, respectively.

***Share Based Compensation Plans***

Certain employees of the Company participate in the 2013 Omnibus Employee Incentive Plan ("the Omnibus Plan") sponsored by ING U.S., Inc., with respect to awards granted in 2013. Certain employees also participate in various ING Group share-based compensation plans with respect to awards granted prior to 2013. Upon closing of the IPO, certain awards granted by ING Group that, upon vesting, would have been issuable in the form of American Depository Receipts ("ADRs") of ING Group were converted into performance shares or restricted stock units ("RSUs") under the Omnibus Plan that upon vesting, will be issuable in ING U.S., Inc. common stock.

The Company was allocated compensation expense from ING and ING U.S., Inc. of $17.0, $11.0 and $12.6 for the years ended December 31, 2013, 2012 and 2011, respectively.

The Company recognized tax benefits of $6.0, $3.9 and $4.4 in 2013, 2012 and 2011, respectively.

In addition, the Company, in conjunction with ING North America, sponsors the following benefit plans:

- The ING U.S. 401(k) Plan for ILIAC Agents, which allows participants to defer a specified percentage of eligible compensation on a pre-tax basis. Effective January 1, 2006, the Company match equals 60% of a participant's pre-tax deferral contribution, with a maximum of 6% of the participant's eligible pay. A request for a determination letter on the qualified status of the ING U.S. 401(k) Plan for ILIAC Agents was filed with the IRS on January 1, 2008. A favorable determination letter was received dated January 5, 2011.
- The Producers' Incentive Savings Plan, which allows participants to defer up to a specified portion of their eligible compensation on a pre-tax basis. The Company matches such pre-tax contributions at specified amounts.
- The Producers' Deferred Compensation Plan, which allows participants to defer up to a specified portion of their eligible compensation on a pre-tax basis.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

- Certain health care and life insurance benefits for retired employees and their eligible dependents. The postretirement health care plan is contributory, with retiree contribution levels adjusted annually and the Company subsidizes a portion of the monthly per-participant premium. Beginning August 1, 2009, the Company moved from self-insuring these costs and began to use a private-fee-for-service Medicare Advantage program for post-Medicare eligible retired participants. In addition, effective October 1, 2009, the Company no longer subsidizes medical premium costs for early retirees. This change does not impact any participant currently retired and receiving coverage under the plan or any employee who is eligible for coverage under the plan and whose employment ended before October 1, 2009. The Company continues to offer access to medical coverage until retirees become eligible for Medicare. The life insurance plan provides a flat amount of noncontributory coverage and optional contributory coverage.
- The ING U.S. Supplemental Executive Retirement Plan, which is a non-qualified defined benefit restoration pension plan.
- The ING U.S. Deferred Compensation Savings Plan, which is a non-qualified deferred compensation plan that includes a 401(k) excess component.

The benefit charges allocated to the Company related to these plans for the years ended December 31, 2013, 2012 and 2011, were $11.3, $11.9 and $9.9, respectively.

## 12.      Financing Agreements

*Windsor Property Loan*

On June 16, 2007, the State of Connecticut acting by the Department of Economic and Community Development ("DECD") loaned ILIAC $9.9 (the "DECD Loan") in connection with the development of the corporate office facility located at One Orange Way, Windsor, Connecticut that serves as the principal executive offices of the Company (the "Windsor Property"). The loan has a term of twenty years and bears an annual interest rate of 1.00%. As long as no defaults have occurred under the loan, no payments of principal or interest are due for the initial ten years of the loan. For the second ten years of the DECD Loan term, ILIAC is obligated to make monthly payments of principal and interest.

The DECD Loan provided for loan forgiveness during the first five years of the term at varying amounts up to $5.0 if ILIAC and its affiliates met certain employment thresholds at the Windsor Property during that period. On December 1, 2008, the DECD determined that the Company had met the employment thresholds for loan forgiveness and, accordingly, forgave $5.0 of the DECD Loan to ILIAC in accordance with the terms of the DECD Loan. The DECD Loan provides additional loan forgiveness at varying amounts up to $4.9 if ILIAC and its ING affiliates meet certain employment thresholds at the Windsor Property during years five through ten of the loan. ILIAC's obligations under the DECD Loan are secured by an unlimited recourse guaranty from its affiliate, ING North America Insurance Corporation. In November 2012, ILIAC provided a letter of credit to the DECD in the amount of $10.6 as security for its repayment obligations with respect to the loan.

At December 31, 2013 and 2012, the amount of the loan outstanding was $4.9, which was reflected in Long-term debt on the Consolidated Balance Sheets.

## 13.      Commitments and Contingencies

*Leases*

All of the Company's expenses for leased and subleased office properties are paid for by an affiliate and allocated back to the Company, as all remaining operating leases were executed by ING North America Insurance Corporation as of December 31, 2008, which resulted in the Company no longer being party to any operating leases. For the years ended December 31, 2013, 2012 and 2011, rent expense for leases was $4.0, $4.9 and $5.0, respectively.

*Commitments*

Through the normal course of investment operations, the Company commits to either purchase or sell securities, commercial mortgage loans, or money market instruments, at a specified future date and at a specified price or yield. The inability of

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

counterparties to honor these commitments may result in either a higher or lower replacement cost. Also, there is likely to be a change in the value of the securities underlying the commitments.

As of December 31, 2013 and 2012, the Company had off-balance sheet commitments to purchase investments equal to their fair value of $466.8 and $314.9, respectively.

### *Restricted Assets*

The Company is required to maintain assets on deposit with various regulatory authorities to support its insurance operations. The Company may also post collateral in connection with certain securities lending, repurchase agreements, funding agreement, LOC and derivative transactions as described further in this note. The components of the fair value of the restricted assets were as follows as of the dates indicated:

| | December 31, | | |
| --- | --- | --- | --- |
| | **2013** | | **2012** |
| Other fixed maturities-state deposits | $ 13.1 | $ | 13.4 |
| Securities pledged[1] | 140.1 | | 219.7 |
| Total restricted assets | $ 153.2 | $ | 233.1 |

[1] Includes the fair value of loaned securities of $97.6 and $180.2 as of December 31, 2013 and 2012, respectively, which is included in Securities pledged on the Consolidated Balance Sheets. In addition, as of December 31, 2013 and 2012, the Company delivered securities as collateral of $42.5 and $39.5, respectively, which was included in Securities pledged on the Consolidated Balance Sheets.

### *Litigation and Regulatory Matters*

The Company is a defendant in a number of litigation matters arising from the conduct of its business, both in the ordinary course and otherwise. In some of these matters, claimants seek to recover very large or indeterminate amounts, including compensatory, punitive, treble and exemplary damages. Modern pleading practice in the U.S. permits considerable variation in the assertion of monetary damages and other relief. Claimants are not always required to specify the monetary damages they seek or they may be required only to state an amount sufficient to meet a court's jurisdictional requirements. Moreover, some jurisdictions allow claimants to allege monetary damages that far exceed any reasonable possible verdict. The variability in pleading requirements and past experience demonstrates that the monetary and other relief that may be requested in a lawsuit or claim often bears little relevance to the merits or potential value of a claim. Litigation against the Company includes a variety of claims including negligence, breach of contract, fraud, violation of regulation or statute, breach of fiduciary duty, negligent misrepresentation, failure to supervise, elder abuse and other torts.

As with other financial services companies, the Company periodically receives informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations in connection with inquiries and investigations of the products and practices of the Company or the financial services industry. It is the practice of the Company to cooperate fully in these matters. Regulatory investigations, exams, inquiries and audits could result in regulatory action against the Company. The potential outcome of such action is difficult to predict but could subject the Company to adverse consequences, including, but not limited to, settlement payments, additional payments to beneficiaries and additional escheatment of funds deemed abandoned under state laws. They may also result in fines and penalties and changes to the Company's procedures for the identification and escheatment of abandoned property or the correction of processing errors and other financial liability.

The outcome of a litigation or regulatory matter and the amount or range of potential loss is difficult to forecast and estimating potential losses requires significant management judgment. It is not possible to predict the ultimate outcome or to provide reasonably possible losses or ranges of losses for all pending regulatory matters and litigation. While it is possible that an adverse outcome in certain cases could have a material adverse effect upon the Company's financial position, based on information currently known, management believes that the outcome of pending litigation and regulatory matters is not likely to have such an effect. However, given the large and indeterminate amounts sought and the inherent unpredictability of such matters, it is possible that an adverse outcome in certain of the Company's litigation or regulatory matters could, from time to time, have a material adverse effect upon the Company's results of operations or cash flows in a particular quarterly or annual period.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

For some matters, the Company is able to estimate a possible range of loss. For such matters in which a loss is probable, an accrual has been made. For matters where the Company, however, believes a loss is reasonably possible, but not probable, no accrual is required. This paragraph contains an estimate of reasonably possible losses above any amounts accrued. For matters for which an accrual has been made, but there remains a reasonably possible range of loss in excess of the amounts accrued, the estimate reflects the reasonably possible range of loss in excess of the accrued amounts. For matters for which a reasonably possible (but not probable) range of loss exists, the estimate reflects the reasonably possible and unaccrued loss or range of loss. As of December 31, 2013, the Company estimates the aggregate range of reasonably possible losses, in excess of any amounts accrued for these matters, as of such date, to be up to approximately $30.0.

For other matters, the Company is currently not able to estimate the reasonably possible loss or range of loss. The Company is often unable to estimate the possible loss or range of loss until developments in such matters have provided sufficient information to support an assessment of the range of possible loss, such as quantification of a damage demand from plaintiffs, discovery from plaintiffs and other parties, investigation of factual allegations, rulings by a court on motions or appeals, analysis by experts and the progress of settlement discussions. On a quarterly and annual basis, the Company reviews relevant information with respect to litigation and regulatory contingencies and updates the Company's accruals, disclosures and reasonably possible losses or ranges of loss based on such reviews.

Litigation against the Company includes a case styled Healthcare Strategies, Inc., Plan Administrator of the Healthcare Strategies Inc. 401(k) Plan v. ING Life Insurance and Annuity Company (U.S.D.C. D. CT, filed February 22, 2011), in which two sponsors of 401(k) Plans governed by the Employee Retirement Income Act ("ERISA") claim that ILIAC has entered into revenue sharing agreements with mutual funds and others in violation of the prohibited transaction rules of ERISA. Among other things, the plaintiffs seek disgorgement of all revenue sharing payments and profits earned in connection with such payments, an injunction barring the practice of revenue sharing and attorney fees. On September 26, 2012, the district court certified the case as a class action in which the named plaintiffs represent approximately 15,000 similarly situated plan sponsors. ILIAC denies the allegations and is vigorously defending this litigation. The Court conducted a bench trial of the liability issues, which concluded on October 3, 2013, and the Court has taken the matter under advisement.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

___

### 14.      Related Party Transactions

*Operating Agreements*

ILIAC has certain agreements whereby it generates revenues and incurs expenses with affiliated entities. The agreements are as follows:

- Investment Advisory agreement with ING Investment Management LLC ("IIM"), an affiliate, in which IIM provides asset management, administrative and accounting services for ILIAC's general account. ILIAC incurs a fee, which is paid quarterly, based on the value of the assets under management.  For the years ended December 31, 2013, 2012 and 2011, expenses were incurred in the amounts of $27.7, $27.0 and $22.8, respectively.
- Services agreement with ING North America for administrative, management, financial and information technology services, dated January 1, 2001 and amended effective January 1, 2002. For the years ended December 31, 2013, 2012 and 2011, expenses were incurred in the amounts of $187.1, $183.5 and $180.6, respectively.
- Services agreement between ILIAC and its U.S. insurance company affiliates for administrative, management, financial and information technology services, dated January 1, 2001 and amended effective January 1, 2002 and December 31, 2007. For the years ended December 31, 2013, 2012 and 2011, net expenses related to the agreement were incurred in the amount of $22.6, $30.8 and $29.8, respectively.
- Service agreement with ING Institutional Plan Services, LLC ("IIPS") effective November 30, 2008 pursuant to which IIPS provides recordkeeper services to certain benefit plan clients of ILIAC. For the years ended December 31, 2013, 2012 and 2011, ILIAC's net earnings related to the agreement were in the amount of $8.2, $7.1 and $8.4, respectively.
- Intercompany agreement with IIM pursuant to which IIM agreed, effective January 1, 2010, to pay the Company, on a monthly basis, a portion of the revenues IIM earns as investment adviser to certain U.S. registered investment companies that are investment options under certain of the Company's variable insurance products.  For the years ended December 31, 2013, 2012 and 2011, revenue under the IIM intercompany agreement was $30.5, $26.2 and $24.7, respectively.

Management and service contracts and all cost sharing arrangements with other affiliated companies are allocated in accordance with the Company's expense and cost allocation methods. Revenues and expenses recorded as a result of transactions and agreements with affiliates may not be the same as those incurred if the Company was not a wholly owned subsidiary of its Parent.

DSL has certain agreements whereby it generates revenues and expenses with affiliated entities, as follows:

- Underwriting and distribution agreements with ING USA Annuity and Life Insurance Company ("ING USA") and ReliaStar Life Insurance Company of New York ("RLNY"), affiliated companies as well as ILIAC, whereby DSL serves as the principal underwriter for variable insurance products and provides wholesale distribution services for mutual fund custodial products. In addition, DSL is authorized to enter into agreements with broker-dealers to distribute the variable insurance products and appoint representatives of the broker-dealers as agents. For the years ended December 31, 2013, 2012 and 2011, commissions were collected in the amount of $242.1, $225.5 and $218.3, respectively. Such commissions are, in turn, paid to broker-dealers.
- Intercompany agreements with each of ING USA, ILIAC, IIPS, ReliaStar Life Insurance Company and Security Life of Denver Insurance Company (individually, the "Contracting Party") pursuant to which DSL agreed, effective January 1, 2010, to pay the Contracting Party, on a monthly basis, a portion of the revenues DSL earns as investment adviser to certain U.S. registered investment companies that are either investment option under certain variable insurance products of the Contracting Party or are purchased for certain customers of the Contacting Party. For the years ended December 31, 2013, 2012 and 2011, expenses were incurred under these intercompany agreements in the aggregate amount of $230.5, $212.3 and $207.9, respectively.
- Service agreement with RLNY whereby DSL receives managerial and supervisory services and incurs a fee. For the years ended December 31, 2013, 2012 and 2011, expenses were incurred under this service agreement in the amount of $3.4, $3.2 and $3.2, respectively.
- Administrative and advisory services agreements with ING Investment LLC and IIM, affiliated companies, in which DSL receives certain services for a fee. The fee for these services is calculated as a percentage of average assets of ING Investors Trust ("ITT"). For the years ended December 31, 2013, 2012 and 2011, expenses were incurred in the amounts of $34.0, $27.0 and $23.3, respectively.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

_____

### Reinsurance Agreement

Effective January 1, 2014, ILIAC entered into a coinsurance agreement with Langhorne I, LLC, a newly formed affiliated captive reinsurance company to manage reserve and capital requirements in connection with a portion of our Stabilizer and Managed Custody Guarantee business.

Effective, December 31, 2012, the Company entered into an automatic reinsurance agreement with its affiliate, SLDI to manage the reserve and capital requirements in connection with a portion of its deferred annuities business. Under the terms of the agreement, the Company will reinsure to SLDI, on an indemnity reinsurance basis, a quota share of its liabilities on the certain contracts. The quota share percentage with respect to the contracts that are delivered or issued for delivery in the State of New York will be 90% and the quota share percentage with respect to the contracts that are delivered or issued for delivery outside of the State of New York will be 100%. This agreement is accounted for under the deposit method of accounting and had an immaterial impact to the Consolidated Balance Sheets.

### Investment Advisory and Other Fees

Effective January 1, 2007, ILIAC's investment advisory agreement to serve as investment advisor to certain variable funds offered in Company products (collectively, the "Company Funds"), was assigned to DSL. ILIAC is also compensated by the separate accounts for bearing mortality and expense risks pertaining to variable life and annuity contracts. Under the insurance and annuity contracts, the separate accounts pay ILIAC daily fees that, on an annual basis are, depending on the product, up to 3.4% of their average daily net assets. The total amount of compensation and fees received by the Company from the Company Funds and separate accounts totaled $152.4, $135.0 and $103.2 (excludes fees paid to ING Investment Management Co.) in 2013, 2012 and 2011, respectively.

DSL has been retained by IIT, an affiliate, pursuant to a management agreement to provide advisory, management, administrative and other services to IIT. Under the management agreement, DSL provides or arranges for the provision of all services necessary for the ordinary operations of IIT. DSL earns a monthly fee based on a percentage of average daily net assets of IIT. DSL has entered into an administrative services subcontract with ING Fund Services, LLC, an affiliate, pursuant to which ING Fund Services, LLC, provides certain management, administrative and other services to IIT and is compensated a portion of the fees received by DSL under the management agreement. In addition to being the investment advisor of the Trust, DSL is the investment advisor of ING Partners, Inc. (the "Fund"), an affiliate. DSL and the Fund have an investment advisory agreement, whereby DSL has overall responsibility to provide portfolio management services for the Fund. The Fund pays DSL a monthly fee which is based on a percentage of average daily net assets. For the years ended December 31, 2013, 2012 and 2011, revenue received by DSL under these agreements (exclusive of fees paid to affiliates) was $418.2, $370.6 and $323.2, respectively. At December 31, 2013 and 2012, DSL had $36.5 and $25.6, respectively, receivable from IIT under the management agreement.

### Financing Agreements

#### Reciprocal Loan Agreement

The Company maintains a reciprocal loan agreement with ING U.S., Inc., an affiliate, to facilitate the handling of unanticipated short-term cash requirements that arise in the ordinary course of business. Under this agreement, which became effective in June 2001 and based upon its renewal on April 1, 2011 expires on April 1, 2016, either party can borrow from the other up to 3% of the Company's statutory admitted assets as of the preceding December 31. During the years ended December 31, 2013, 2012 and 2011, interest on any Company borrowing was charged at the rate of ING U.S., Inc.'s cost of funds for the interest period, plus 0.15%. During the years ended December 31, 2013, 2012 and 2011, interest on any ING U.S., Inc. borrowing was charged at a rate based on the prevailing interest rate of U.S. commercial paper available for purchase with a similar duration. Effective January 2014, interest on any borrowing by either the Company or ING U.S., Inc. is charged at a rate based on the prevailing market rate for similar third-party borrowings or securities.

Under this agreement, the Company did not incur any interest expense for the years ended December 31, 2013, 2012 and 2011. The Company earned interest income of $0.0, $0.5 and $1.3 for the years ended December 31, 2013, 2012 and 2011, respectively. Interest expense and income are included in Interest expense and Net investment income, respectively, on the

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to the Consolidated Financial Statements**
(Dollar amounts in millions, unless otherwise stated)

Consolidated Statements of Operations.  As of December 31, 2013 and 2012, the Company did not have any outstanding receivable with ING U.S., Inc. under the reciprocal loan agreement.

During the second quarter of 2012, ING U.S., Inc. repaid the then outstanding receivable due under the reciprocal loan agreement from the proceeds of its $5.0 billion Senior Unsecured Credit Facility which was entered into on April 20, 2012.  The Company and ING U.S., Inc. continue to maintain the reciprocal loan agreement, and future borrowings by either party will be subject to the reciprocal loan terms summarized above.

*Note with Affiliate*

On December 29, 2004, ING USA issued a surplus note in the principal amount of $175.0 (the "Note") scheduled to mature on December 29, 2034, to ILIAC.  The Note bears interest at a rate of 6.26% per year.  Interest is scheduled to be paid semi-annually in arrears on June 29 and December 29 of each year, commencing on June 29, 2005.  Interest income was $11.1 for the years ended December 31, 2013, 2012 and 2011.

***Back-up Facility***

On January 26, 2009, ING, for itself and on behalf of certain subsidiaries, including the Company, reached an agreement with the Dutch State on an Illiquid Asset Back-up Facility (the "Alt-A Back-up Facility") regarding Alt-A RMBS owned by certain subsidiaries of ING U.S., Inc., including the Company. Pursuant to this transaction, the Company transferred all risks and rewards on 80% of a $1.1 billion par Alt-A RMBS portfolio to ING Support Holding B.V. ("ING Support Holding"), a wholly owned subsidiary of ING Group by means of the granting of a participation interest to ING Support Holding. ING and ING Support Holding entered into a back-to-back arrangement with the Dutch State on this 80%.  As a result of this transaction, the Company retained 20% of the exposure for any results on the $1.1 billion Alt-A RMBS portfolio.

The purchase price for the participation payable by the Dutch State was set at 90% of the par value of the 80% interest in the securities as of that date.  This purchase price was payable in installments, was recognized as a loan granted to the Dutch State with a value of $794.4, and was recorded as Loan-Dutch State Obligation on the Consolidated Balance Sheets (the "Dutch State Obligation").  Under the transaction, other fees were payable by both the Company and the Dutch State.

On November 13, 2012, ING, all participating ING U.S., Inc. subsidiaries, including the Company, ING Support Holding and ING Bank N.V. ("ING Bank") entered into restructuring arrangements with the Dutch State, which closed the following day (the "Termination Agreement").  Pursuant to the restructuring transaction, the Company sold the Dutch State Obligation to ING Support Holding at fair value and transferred legal title to 80% of the securities subject to the Alt-A Back-up Facility to ING Bank.  The restructuring resulted in an immaterial pre-tax loss.  Following the restructuring transaction, the Company continued to own 20% of the Alt-A RMBS and had the right to sell these securities, subject to a right of first refusal granted to ING Bank. Effective March 14, 2014, the right of first refusal granted to ING Bank was terminated and the Company may freely dispose of these securities.